Form 20-F
period 1997-12-31
MFC BANCORP LTD
filed 1998-06-18
CIK 16859

================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                   FORM 20-F

                         ------------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934 or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                For the fiscal year ended December 31, 1997, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

       For the transition period from  ______________ to  ______________

                          Commission File No.: 1-4192

                                MFC BANCORP LTD.
             (Exact name of Registrant as specified in its charter)

                            YUKON TERRITORY, CANADA
                (Jurisdiction of incorporation or organization)

                 6 RUE CHARLES-BONNET, 1206 GENEVA, SWITZERLAND
                                (41 22) 818-2999
               (Address and telephone number of executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         ------------------------------

                        COMMON SHARES WITHOUT PAR VALUE
                                (Title of Class)

                         ------------------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                of the Act: NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                   12,323,250 COMMON SHARES WITHOUT PAR VALUE

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [ ] Item 18 [X]

================================================================================

FORWARD-LOOKING STATEMENTS

     Statements in this report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of MFC Bancorp Ltd., and its directors or officers, primarily with respect to the future market size and future operating performance of MFC Bancorp Ltd. and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

     In this Form 20-F annual report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

                                                           YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                 1997      1996      1995      1994      1993
                                                ------    ------    ------    ------    ------
End of period...............................    0.6999    0.7301    0.7323    0.7128    0.7544
High for period.............................    0.7487    0.7513    0.7527    0.7632    0.8046
Low for the period..........................    0.6945    0.7235    0.7023    0.7103    0.7439
Average for the period......................    0.7221    0.7332    0.7286    0.7318    0.7752

     The information set forth in this Form 20-F annual report is as at December 31, 1997 unless an earlier or later date is indicated. On May 21, 1998, the noon rate of exchange, as reported by the Federal Reserve Bank of New York, for the conversion of United States dollars into Canadian dollars was 0.6898 per Canadian dollar.

                                MFC BANCORP LTD.

                                   FORM 20-F

                               TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------
                                     PART I
ITEM 1.   DESCRIPTION OF BUSINESS.....................................      4
          The Company.................................................      4
          General.....................................................      4
          Acquisitions................................................      4
          Recent Developments.........................................      5
          Business of the Company.....................................      5
ITEM 2.   DESCRIPTION OF PROPERTIES...................................      9
ITEM 3.   LEGAL PROCEEDINGS...........................................     10
ITEM 4.   CONTROL OF REGISTRANT.......................................     10
ITEM 5.   NATURE OF TRADING MARKET....................................     10
          Market Information..........................................     10
          Shareholder Distribution....................................     11
          Dividend Information........................................     11
ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
          HOLDERS.....................................................     11
ITEM 7.   TAXATION....................................................     12
          Certain Canadian Federal Income Tax Consequences............     12
          Certain United States Federal Income Tax Consequences.......     13
ITEM 8.   SELECTED FINANCIAL DATA.....................................     14
ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATIONS...................................     16
          Results of Operations.......................................     16
          Liquidity and Capital Resources.............................     18
          Inflation...................................................     19
          Year 2000...................................................     19
          European Economic and Monetary Union........................     19
ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT....................     19
ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS......................     20
          Executive Compensation......................................     20
          Employment Agreements and Termination of Employment or
          Change of Control...........................................     21
ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
          SUBSIDIARIES................................................     21
ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..............     22
                                    PART II
ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED..................     23
                                    PART III
ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.............................     23
ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES..................................................     23
                                    PART IV
ITEM 17.  FINANCIAL STATEMENTS........................................     24
ITEM 18.  FINANCIAL STATEMENTS........................................     24
ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS...........................     24
SIGNATURES............................................................     52

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

The Company
-----------

     MFC Bancorp Ltd. ("MFC") was incorporated in June 1951 by letters patent under the name "Canadian Javelin Foundries & Machine Works, Limited", continued under the Canada Business Corporations Act in March 1980, and continued under the Business Corporations Act (Yukon) in August 1996. It changed its name to "Nalcap Holdings Inc." in August 1987, "Arbatax International Inc." in March 1996 and "MFC Bancorp Ltd." in February 1997.

     IN THIS DOCUMENT, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE "COMPANY" REFERS TO MFC BANCORP LTD. AND ITS SUBSIDIARIES AND ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED. SELECTED FINANCIAL INFORMATION HAS ALSO BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S.$0.6999, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE OF CONVERSION FOR CANADIAN DOLLARS TO U.S. DOLLARS AS AT DECEMBER 31, 1997.

General
-------

     The Company is in the financial services business specializing in private and investment banking internationally. It also conducts proprietary investing/merchant banking activities for its own account.

     The Company's banking business is conducted by its wholly-owned subsidiary, MFC Merchant Bank S.A. (the "Bank"), a licensed full-service Swiss bank acquired in early February 1997. The Bank's activities include private banking and investment banking. Private banking focuses on asset management, "securities brokerage" services and servicing the Bank's worldwide base of clients, including corporations, small to mid-sized institutions and high net-worth individuals. Investment banking services include providing finance and advisory services to clients with respect to corporate finance transactions and underwriting issuances of securities. The Bank does not engage in commercial or real estate lending.

     The Company also conducts brokerage services through the MFC Securities group of companies, formerly the Robabond group of companies ("MFC Securities"), an investment dealer based in Zurich, Switzerland, which was acquired in the second quarter of 1997.

     The Company's proprietary investing/merchant banking activities consist of the Company using its own resources and expertise to invest for its own account. These activities concentrate on the identification and acquisition of control of undervalued assets and the development and realization of the full potential thereof. The Company seeks to acquire controlling interests in businesses or assets whose intrinsic value is not properly reflected in their share price or value. The Company invests globally with the objective of maximizing total return measured through both long-term appreciation and recognized gains. Such investments are not passive and the Company primarily seeks controlling interests in relation to its investments. The Company's proprietary investing includes an indirect interest in a mineral royalty (the "royalty interest").

     The Company was previously an approximately 92% owned subsidiary of Mercer International Inc. ("Mercer"), which in June 1996, "spun-off" the Company to its shareholders, as no significant synergies existed between the Company's financial services business and Mercer's pulp and paper business, by way of a special stock dividend of 6,697,716 common shares of the Company. In connection with the spin-off, the Company effected a 1 to 1.5 stock split in March 1996. The spin-off resulted in the Company becoming much more active and permitted the Company to focus its attention and financial resources on its own corporate goals and business plans without regard to the corporate objectives and policies of its former parent.

Acquisitions
------------

     In September 1997, the Company acquired all of the shares of Bank Rinderknecht AG ("BRA") for approximately U.S.$7.0 million. BRA, headquartered in Zurich, Switzerland, was active in private banking and securities trading for Swiss and foreign customers since 1870. BRA had been placed in liquidation by the Swiss Federal Banking Commission in August 1997.

     Following the acquisition, the Company merged BRA with the Bank. The merged entity maintained the MFC Merchant Bank S.A. name. The Bank subsequently rationalized the combined operations, including transferring all administrative activities to Geneva, Switzerland. Certain activities of BRA, such as securities trading on the Swiss Stock Exchange, were discontinued.

     The transaction has broadened the Bank's customer base and has increased the assets under its management. The acquisition has also provided the Bank with substantial future tax benefits, including tax loss carry-forwards of approximately $44.0 million.

     In the second quarter of 1997, MFC completed the acquisition of MFC Securities for its approximate book value of $15.7 million plus a contingent variable annual fee which is payable in cash or in common shares of MFC, at the option of the vendors, and is based upon MFC Securities' future net-after-tax profits. In connection with this transaction, certain key officers, directors and employees of the vendor acquired approximately $3.5 million of common shares of MFC. MFC Securities is based in Zurich, Switzerland.

     In February 1997, MFC completed the acquisition of the Bank, a full-service private bank in Switzerland, for approximately its net book value. The purchase price for the Bank was approximately $27 million. In addition, MFC agreed to pay the vendor an annual fee of between 0.25% to 0.50% of the assets held under management by the Bank from certain clients at the time of sale and retained by it during the first three years after closing, and 50% of any actual Swiss tax savings realized by the Bank from the utilization of the initial tax loss carry-forwards, if and when used.

     In 1996, MFC acquired an aggregate of 69% of the outstanding common stock and 60,000 cumulative redeemable preferred shares of Logan International Corp. ("Logan") at an aggregate cost of approximately $13.4 million. Logan holds a portfolio of undeveloped real estate in the Pacific Northwest of the U.S., which MFC expects to divest or otherwise monetize and utilize the proceeds for proprietary investments.

     In 1996, MFC acquired a controlling interest in Drummond Financial Corporation ("Drummond"), an asset-based commercial lender. MFC acquired approximately 35% of the outstanding common shares and three million variable voting redeemable preferred shares, series 1 (the "Drummond Preferred Shares") of Drummond for an aggregate cost of approximately $11.8 million. The Drummond Preferred Shares have variable voting rights which result in MFC currently having approximately 48% (the "Threshold Amount") of the voting power in Drummond. In the event that any party acquires a voting interest in excess of the Threshold Amount, the Drummond Preferred Shares become fully voting and MFC will have approximately 69% of the voting power in Drummond. In 1998, MFC acquired all of the outstanding Series A Variable Rate Subordinated Bonds of Drummond in consideration for subordinated bonds of MFC. See "Recent Developments".

Recent Developments
-------------------

     MFC issued approximately U.S.$15.2 million in aggregate principal amount of 8% Convertible Subordinated Bonds due April 1, 2008 (the "MFC Bonds") in exchange for the Series A Variable Rate Subordinated Bonds of Drummond, pursuant to a Court approved arrangement, on March 31, 1998. The MFC Bonds are convertible into common shares in the capital of the Company at a conversion price of U.S.$13.22 per common share.

Business Of The Company
-----------------------

Banking

     The Bank is a fully licensed Swiss Bank authorized to engage in deposit taking and all forms of banking, including private, investment and commercial banking. Prior to its acquisition by the Company, the Bank focused primarily on private banking (asset management). The Company intends to continue the Bank's private banking business and to build and expand its investment banking activities. The Bank has not, and generally does not intend to, engage in commercial banking activities such as commercial or real estate lending.

     The Bank's private banking activities include asset management, designing and executing investment strategies, and providing administrative and brokerage services for various clients, including institutions and high net-worth individuals. The Bank offers a range of investment strategies which utilize various products to service the investment management needs of its clients. The Bank offers clients individually tailored solutions for achieving their specific financial objectives. The Bank's services include placing fiduciary deposits in the name of the Bank with major banks selected for their financial strength and reliability and denominated in all major currencies with variable maturities, providing foreign exchange facilities for clients, providing full brokerage and securities execution services for clients buying and selling stocks, bonds and other securities, and custodian services. The Bank also provides flexible multi-currency credit facilities for clients who require leverage to enhance investment strategies or seek additional liquidity. In such cases, acceptable securities are used as collateral.

     The Company's brokerage operations are primarily conducted by MFC Securities, which the Company plans to coordinate with the Bank's other operations.

     The Bank's investment banking services include finance and advisory services for corporate finance transactions and underwriting issues of securities. The Bank counsels clients on business and financing strategy and the execution of transactions that advance strategic goals, including mergers, acquisitions, reorganizations and divestitures, and assists in structuring and raising capital. The Bank is focusing on developing relationships with small to mid-sized corporate clients with an international orientation in Europe, North America and the Far East. To service such clients, the Bank is building its marketing, trading and research capabilities.

     The Bank's sources of revenues are fees and commissions from private banking and investment banking activities, interest income and related trading income. Private banking fees and commissions are earned by the Bank from providing asset management services, brokerage of securities, futures and options, as well as securities custody and clearing, fiduciary and agency, and cash management services. Private banking fees are also earned from commitments to extend credit, standby letters of credit and guarantees. Investment banking fees are generated by providing strategic and financial advice and arranging financing for clients, and will include advisory and underwriting revenues. Interest income is generated by the Bank through interest earned on the Bank's capital and deposits and from "securities margin" loans to clients.

     The Bank represents a key portion of the Company's business. In addition, the Bank's activities are expected to assist in identifying proprietary investing opportunities for the Company, as such opportunities often develop through relationships with clients. The Company intends to focus upon increasing the earnings generated by the Bank's activities for clients and the amount of client related income. The Bank's clients are an increasingly global and diverse group of corporations, institutions and high net-worth individuals. The Bank anticipates broadening its client relationships in North America and the Far East.

     The Bank is subject to various Swiss regulatory requirements, including capital requirements administered by the Swiss Federal Banking Commission (the "Commission"). The Commission is the Bank's primary regulator and establishes minimum capital requirements for the Bank. Failure to meet minimum capital requirements can initiate mandatory, and possibly additional discretionary, actions by the regulator that, if undertaken, could have a direct material effect on the Bank and the Company. Under risk-based capital adequacy guidelines established by the regulator, banks in Switzerland must meet specific capital guidelines that involve quantitative measures of assets, liabilities and other off-balance sheet items, as calculated under Swiss regulatory accounting practices. The Bank is required to file certain reports with the Commission and is subject to examination. The Bank is subject to restrictions on loans and extensions of credit to, and on certain other types of transactions with, the Company and other affiliates. In accordance with the terms of its licence, the Bank is permitted to lend a maximum of 20% of its capital to the Company and its affiliates on a secured basis. The Company believes that the Bank's capital is sufficient for its current and reasonably foreseeable operations.

     The Bank places substantially all of the deposits it receives with other major financial institutions on a fiduciary or trust basis. In such cases, the Bank will earn a fee on the amount received by it from the counterparty. This is in contrast to most North American banks, which generate revenue from the spread between their cost of funds and the credit received. The Bank's fiduciary deposits are off-balance sheet items which permit the Bank to generate revenues without committing or tieing up significant amounts of its capital.

     The primary risks faced by the Bank are credit or counterparty risks, market risks and transaction risks. The Bank has adopted comprehensive risk management processes to facilitate, control and monitor risk taking. Further, the Bank does not engage in certain businesses such as commercial, real estate or consumer lending. The Bank only enters into derivative contracts for currency hedging purposes.

     Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. These obligations can arise from placing fiduciary deposits, the extension of credit in trading and investment activities, and participation in payment and securities transactions on its own behalf and as agent on behalf of clients. The Bank manages credit risk on an individual transaction, counterparty level and on a portfolio basis. Credit limits for clients and counterparties are established by the Bank's credit officers and management with knowledge of the client's creditworthiness. In addition, the Bank has established policies and limitations with respect to its securities lending practices. At a portfolio level, exposure concentrations are reviewed and monitored by the Bank's management. To reduce credit or counterparty risk, the Bank only places fiduciary deposits with major banks selected for their financial strength and reliability, and otherwise attempts only to deal with creditworthy counterparties and obtain collateral where appropriate.

     Transaction risks can arise from the Bank's investment banking activities and relate to the risks of the proposed transaction. These risks include market and credit risks associated with underwriting securities as well as risks associated with the Bank's role in providing advisory services. The Bank manages transaction risk through, among other things, allocating and monitoring its capital requirements, only underwriting securities in circumstances where the risk to the Bank's capital is minimal, careful screening of clients and transactions, and engaging qualified personnel to manage transactions.

     Market risks relate to fluctuations in the liquidity of securities, as well as volatility in market conditions generally. The markets for securities and other related products are affected by many factors over which the Bank has little or no control, including the financial performance and prospects of specific companies and industries, world markets and economic conditions, the availability of credit and capital, political events and perceptions of market participants.

     In all areas of its business, the Bank operates in a highly competitive environment. In Switzerland, the Bank faces competition from other banks, asset managers and a range of non-bank financial institutions, many of which are larger and better capitalized than the Bank. Internationally, the Bank faces competition from investment banks and securities dealers.

Proprietary Investing/Merchant Banking

     The Company's proprietary investing concentrates on the identification, financing and acquisition of controlling interests in companies or assets whose intrinsic values are not properly reflected in their share price or value. The Company seeks to acquire interests in companies in which management believes its expertise in financial restructuring and asset management can add value to the Company's investment. In addition, from time to time, the Company acts as a bridge lender or provides interim financing to companies pending reorganization or prior to going public to generate fee income and in conjunction with its proprietary investment strategy. Proprietary investments are made and managed to maximize total return.

     A key strategic proprietary investment is the Company's royalty interest which consists of an indirect interest in the Wabush Iron Ore Mine (the "Wabush Mine") located in the Province of Newfoundland, Canada. It has provided an uninterrupted source of fairly predictable revenue for over 30 years, which the Company has utilized for, among other things, financing proprietary investments.

     The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Mine is situated that commenced in 1956 and expires in the year 2055. The terms of the mining sub-lease do not provide for a renewal. Pursuant to the royalty interest, the operators of the Wabush Mine pay royalties to the holder based upon the amount of iron ore shipped from the Wabush Mine. Payments are made quarterly on the 25th day of the month following the end of each calendar quarter. The per tonne royalty amount increases or decreases with fluctuations in the "world price" for iron ore pellets and the U.S. Iron and Steel Subgroup Producer Price Index, subject to a minimum royalty amount of $0.75 per tonne. Revenues from the royalty interest are subject to a minimum annual royalty of $3.25 million and are dependent on both the price levels for iron ore and the amount of iron ore shipped from the Wabush Mine.

     Iron ore shipments from the mine and gross revenues from the royalty interest for the periods indicated are as follows:

YEAR                                        SHIPMENTS OF IRON ORE       REVENUE FROM ROYALTY INTEREST
----                                        ---------------------    ------------------------------------
                                                   (Tons)                       (in thousands)
                                                                     (U.S. Dollars)    (Canadian Dollars)
1997....................................            5,702                $9,445             $13,077
1996....................................            5,230                 8,600              11,732
1995....................................            5,106                 8,339              11,403
1994....................................            4,720                 7,214               9,878
1993....................................            4,892                 7,470               9,624

     The royalty interest, which is stated on the Company's balance sheet at its historical cost of $1.7 million, was independently appraised in 1996 at $31.4 million on a pretax basis using a 13% rate of return.

     Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity. Given that the operator of the Wabush Mine is owned by a consortium of steel producers, production from the mine has been generally maintained at relatively consistent levels.

     The Company originally acquired the royalty interest in 1956 and, in January 1992, the Company assigned all of its beneficial interest to an affiliate, Prada Holdings Ltd. ("Prada"), in exchange for preferred shares of Prada. Legal title to the royalty interest is still held in the name of the Company, and the Company is responsible for all administration, receipt of payments, payment of taxes and other matters relating to the royalty interest. The Prada preferred shares were amended in 1996 and have an annual dividend rate based upon the anticipated revenues to be received by Prada from the royalty interest. The Prada preferred shares are retractable by the Company and redeemable by Prada at any time for an amount equal to the fair market value of the royalty interest plus all accrued and unpaid dividends. In addition, Prada is restricted from mortgaging, charging, leasing or otherwise dealing with the royalty interest without the Company's prior written consent until such time as at least 75% of the Prada preferred shares have been redeemed. To date, no Prada preferred shares have been redeemed. At the time of assignment, Prada had approximately $56 million in Canadian tax losses. The royalty interest currently represents substantially all of the income of Prada. The Company indirectly owns 36% of the common shares of Prada. M.J. Smith, the President of the Company, is also an officer and a director of Prada.

     The Company's proprietary investments also include its real estate assets which are located in the Pacific Northwest region of the State of Washington, and consist of undeveloped parcels of real estate. On a substantial portion of the properties, the Company is conducting pre-development work relating to infrastructure, rezoning, subdivision and permitting. The Company does not intend to develop any of its properties, but in certain instances may participate in development joint venture arrangements as an interim step in the sale of a property and will continue pre-development work on the properties to the extent necessary to protect or enhance their value.

     The Company intends to divest or otherwise monetize its real estate assets and utilize the proceeds in its merchant banking activities, such as acquiring controlling interests in operating businesses. The Company may also seek to exchange its real estate assets for equity interests. In order to accomplish such acquisitions, the Company may engage in joint ventures with affiliated companies.

     Another proprietary investment is the Company's interest in Drummond. Drummond is engaged in commercial lending focusing primarily on the administration and realization of an existing asset-based loan portfolio. As at March 31, 1998, the portfolio was comprised of loans to two borrowers with an aggregate outstanding principal of approximately $10.0 million. The loans are generally collateralized by accounts receivable, inventory, plant and equipment, commercial real estate, and other tangible assets.

     The Company also has investments of approximately $12.2 million at December 31, 1997 relating to its insurance obligations with respect to Constitution Insurance Company of Canada ("Constitution"), which the Company acquired in 1991. All of Constitution's insurance policies have expired and the Company manages and administers its outstanding claims in the ordinary course. The investment portfolio consists of short-term and long-term fixed interest debt securities. The Company maintains certain key personnel, office premises and computer systems in connection with its insurance business, as it has been seeking other opportunities in the insurance industry.

     The Company also has an interest in a company listed on the Nasdaq SmallCap Market, which was acquired through the restructuring and realization of two loans in the Company's lending operations. The Company's investment in this company is considered temporary, and the company's results have not been consolidated into the Company's financial statements included in this annual report.

Competition

     The Company conducts its business in a global environment that is highly competitive and unpredictable. The Company competes against brokerage firms, investment bankers, merchant banks and other investment managers, and the Bank faces competition in Switzerland from other banks, asset managers and a range of non-bank financial institutions and internationally from investment banks and securities dealers. Many of the Company's competitors are national or international companies with far greater resources, capital and access to information than the Company. As a result, the Company may become involved in transactions with more risk.

     Numerous variables may have a material effect on the Company's results or operations. These variables include, but are not limited to: economic and market conditions, including the liquidity of capital markets, the volatility of market prices, rates and indices, the timing and volume of market activity, the availability of capital, and inflation; political events, including legislative, regulatory and other developments; competitive forces, including the ability to attract and retain personnel; support systems; and investor sentiment.

ITEM 2.  DESCRIPTION OF PROPERTIES

     The Company's principal office is currently located in Geneva, Switzerland and the Company also maintains offices in Zurich, Switzerland; London, England; and Toronto, Canada. All of the Company's premises are leased.

     The Company participates in the royalty interest through its ownership of preferred shares of Prada issued in exchange for a beneficial interest in the royalty interest. The royalty interest consists of a mining sublease and royalty interest in the lands upon which the Wabush Mine is situated that commenced in 1956 and expires in the year 2055. The lessor is Knoll Lake Minerals Limited ("Knoll Lake") which holds a mining lease from the Province of Newfoundland, Canada. The Company owns 39.5% of the outstanding capital stock of Knoll Lake. The lease requires the payment of royalties to Knoll Lake of $0.22 per ton on shipments of iron ore from the Wabush Mine. Knoll Lake pays annual dividends to its shareholders equal to its royalties less expenses and income taxes.

     The Company transferred its interest in the mining site and surface rights to the Wabush Mine to the Wabush Iron Company Limited, which is owned by the Interlake Iron Corporation, Inland Steel Company and Pickands, Mather & Company, for a term co-extensive with the Company's original lease.

     Iron ore is shipped from the Wabush Mine to Pointe Noire, Quebec, Canada, where it is pelletized. Geological studies done on the Wabush Mine to date have estimated that the mine has iron ore deposits of approximately 713 million tons averaging 34.5 fe. During 1995, 1996 and 1997, 5.1 million, 5.2 million and 5.7 million tons of iron ore, respectively, were shipped from the Wabush Mine. The Company has been advised by the mine operator that shipments for 1998 are expected to be comparable to 1997 levels.

     The Wabush Mine is operated by an unincorporated joint venture consisting of Wabush Iron Company Limited (U.S.A.), Steel Company of Canada Limited (Canada) and Dominion Foundries & Steel Limited (Canada) (the "Consortium"), which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush Mine. These royalties are not to be less than $3.25 million annually until the year 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of $1.685 per ton with escalations as defined by agreement. The prior agreement with the Consortium with respect to renegotiating escalations to the base rate has expired.

     The royalty interest is subject to an escalation tax that is payable to the Province of Newfoundland, Canada based upon the amount of iron ore shipped from the Wabush Mine and computed pursuant to the Mesabi Old Range Non-Bessemer ore market price (the "Reference Price"). The escalation tax was $0.37 per ton in each of 1995, 1996 and 1997. The Reference Price has ceased to be published and the Company and the Government of Newfoundland are discussing possible alternatives.

     The Company indirectly owns approximately 102 acres of undeveloped real property which is annexed to the City of Gig Harbour, Washington, which is located at the west end of the Tacoma Narrows Bridge from Tacoma, Washington. Of the total acreage, 50 acres are now zoned for retail/commercial uses, 35 acres for medium density (8 units per acre) residential use and 17 acres for business parks/professional offices. The retail portion of the property is under an option agreement for the development of a regional shopping centre. The Company may develop all or part of the remaining land through partnerships, joint ventures or other economic associations with local developers. The Company's current involvement is limited to pre-development work, including infrastructure (roads, sewer and water services), preliminary permits, market studies, feasibility studies and related activities.

ITEM 3.  LEGAL PROCEEDINGS

     The Company, its subsidiaries or their properties are not presently subject to any material legal proceedings. The Company is subject to routine litigation incidental to its business, but does not anticipate that the outcome of such litigation will have a material adverse effect on its business or financial condition.

ITEM 4.  CONTROL OF REGISTRANT

     As at May 22, 1998, to the best of the Company's knowledge, no person owns or controls 10% or more of the Company's common shares. The Company's officers and directors, as a group, own or control, directly or indirectly, an aggregate of 1,104,943 common shares and have options on 1,417,000 shares, representing approximately 18.4% of the Company's common shares on a fully diluted basis.

ITEM 5.  NATURE OF TRADING MARKET

Market Information
------------------

     The Company's common shares are quoted on the Nasdaq National Market ("Nasdaq") under the symbol "MXBIF". The following table sets forth the quarterly high and low sales prices of the Company's common shares on Nasdaq, the OTC Bulletin Board (the "OTC"), and the Vancouver Stock Exchange (the "VSE"), for the periods indicated:

                                               OTC(1)/NASDAQ                   VSE(2)
                                          ------------------------    ------------------------
                                             HIGH          LOW           HIGH          LOW
                                          ----------    ----------    ----------    ----------
1996
March 31(3)...........................    U.S.$   --    U.S.$   --    U.S.$ 4.45    U.S.$ 1.57
June 30(4)............................          7.25          3.27         10.00          2.95
September 30..........................          7.25          4.45          7.15          4.55
December 31...........................          7.38          3.41          7.15          5.20
1997
March 31..............................          7.50          5.70          7.35          5.75
June 30...............................          8.75          5.45          8.60          5.50
September 30..........................         11.25          7.25            --            --
December 31...........................         11.56          9.00            --            --
1998
March 31..............................         14.06          9.88            --            --
April 1 to May 21.....................         14.38         11.63            --            --

---------------

(1) The Company's common shares were quoted on the OTC from May 1996 to May 1997. In May 1997, the shares were quoted on Nasdaq.

(2) The Company's common shares were quoted on the VSE until July 1997, when they were voluntarily delisted.

(3) On March 28, 1996, the Company's common shares were split on a 1 to 1.5 basis. Prior sales prices have been adjusted to reflect the stock split.

(4) On June 5, 1996, the Company's common shares began trading in U.S. dollars on the VSE. Prior sales prices have been converted to U.S. dollars based on the exchange rate in effect on the date of sale.

Shareholder Distribution
------------------------

     As of May 22, 1998, there were approximately 2,354 holders of record of the Company's common shares and a total of 12,551,677 common shares were outstanding. Approximately 10,183,238 or 81% of the Company's common shares are held of record by 1,987 U.S. holders, including depositories and clearing agencies.

Dividend Information
--------------------

     In 1997, the Company resolved to pay regular dividends on its common shares, subject to, among other things, the availability of earnings and its anticipated cash requirements. In June 1997, the Company paid its first dividend in the amount of $0.01 per share. The actual timing, payment and amount of future dividends paid by the Company will be determined by the board of directors of the Company, based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the board of directors of the Company considers relevant.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. However, any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of the voting shares of the Company) pursuant to Article X of the Canada-U.S. Tax Convention (1980), as amended (the "Treaty"). See "ITEM 7. Taxation".

     Except as provided in the Investment Canada Act (the "ICA"), there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Yukon Territory, or in the charter documents of the Company.

     The ICA requires non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The ICA is applicable to, and Investment Canada will review, transactions which result in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceed certain threshold levels (such thresholds being favourably varied for U.S. citizens by legislation relating to the Canada -- U.S. Free Trade Agreement) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

     If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment, or if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

ITEM 7.  TAXATION

Certain Canadian Federal Income Tax Consequences
------------------------------------------------

     The Company considers that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a "non-resident holder").

     This summary is based upon the current provisions of the Income Tax Act(Canada) (the "ITA"), the regulations thereunder and the current publicly announced administrative and assessing policies of Revenue Canada, Taxation. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

     THE SUMMARY IS OF A GENERAL NATURE ONLY AND IT IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

Dividends

     Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax. The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

     A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of the Company unless the share represents "taxable Canadian property" to the holder thereof. The common shares of the Company will be considered taxable Canadian property to a nonresident holder if:

     (a)  the non-resident holder;

     (b) persons with whom the non-resident holder did not deal at arm's length; or

     (c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five year period preceding the disposition of such shares. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences
-----------------------------------------------------

     The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a US Holder (as defined below) of common shares of the Company who hold such shares as capital assets. This discussion does not address all relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

     The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

     THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

US Holders

     As used herein, a "US Holder" includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for US tax purposes and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Foreign Tax Credit

     A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

     The Company does not believe that it is a passive foreign investment corporation (a "PFIC"). If a US Holder disposes of shares in a PFIC, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the US Holder's current income.

     The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The US Holder's current year tax is increased by the special tax and interest on amounts apportioned to prior years.

     A US Holder can avoid this special tax and interest charge by making a permanent election to treat a PFIC as a "qualified electing fund" and to report in each year thereafter such shareholder's pro rata share of the ordinary earnings and net capital gains of a PFIC. If the election is not made in the first year that the US Holder owns the shares, a special election would have to be made to cleanse the effect of the prior year's holding periods.

     These rules apply similarly to distributions from a PFIC that would be considered excess distributions. Complex rules govern the determination of applicable gains and excess distributions, the calculation of the amounts allocated pro rata to prior years, the resultant tax and applicable interest, and the qualified electing fund elections whether as pedigreed or non-pedigreed. Holders and prospective holders of common shares of a PFIC should consult their own tax advisors regarding their individual circumstances.

ITEM 8.  SELECTED FINANCIAL DATA

     The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In addition, certain information is presented in order to show the difference which would result from the application of United States generally accepted accounting principles ("US GAAP"). The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "ITEM
9. Management's Discussion and Analysis of Financial Condition and Results of Operations".

CANADIAN GAAP

                                                         YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------
                                              1997       1996      1995      1994       1993
                                            --------   --------   -------   -------   --------
                                               (in thousands, other than per share amounts)
Revenues.................................   $ 86,060   $ 75,467   $26,329   $27,015   $ 44,226
Net income (loss)........................     23,617     13,994    (1,235)    5,383     (8,265)
Net income (loss) per share Basic(1).....       1.95       1.52     (0.15)     0.67      (1.05)
  Fully diluted(1).......................       1.79       1.37     (0.15)     0.67      (1.05)
Total assets.............................    226,890    160,368    73,551    90,188    108,214
Debt.....................................     41,602     42,937        --       190      7,770
Shareholders' equity.....................    120,156     91,516    51,383    51,320     64,054
Cash dividends(2)........................        106         --        --        --         --

---------------

(1) All amounts have been adjusted to reflect a 1 to 1.5 stock split effected in March 1996.

(2) Paid on the Company's common shares.

US GAAP

                                                         YEARS ENDED DECEMBER 31,
                                            --------------------------------------------------
                                              1997       1996      1995      1994       1993
                                            --------   --------   -------   -------   --------
                                               (in thousands, other than per share amounts)
Revenues.................................   $ 83,138   $ 72,094   $26,329   $27,015   $ 44,226
Net income (loss)........................     12,365     13,329    (1,600)    8,556     (4,040)
Net income (loss) per share Basic(1).....       1.07       1.45     (0.20)     0.96      (0.76)
  Diluted(1).............................       1.00       1.41     (0.20)     0.96      (0.76)
Total assets.............................    223,528    173,597    77,711    97,586    112,137
Debt.....................................     41,602     42,937        --       190      7,770
Shareholders' equity.....................    112,721     95,331    58,416    58,718     67,977
Cash dividends(2)........................        106         --        --        --         --

---------------

(1) All amounts have been adjusted to reflect a 1 to 1.5 stock split effected in March 1996.

(2) Paid on the Company's common shares.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 1997 should be read in conjunction with the consolidated financial statements and related notes included in this annual report.

     The Company's financial statements included herein were prepared in accordance with Canadian GAAP. For a reconciliation of the Company's financial statements included herein to US GAAP, see Note 20 to the said financial statements.

Results of Operations
---------------------

     The Company operates in the financial services business, specializing in private and investment banking internationally. It also engages in proprietary investing/merchant banking activities for its own account. The Company conducts its banking activities through the Bank, which was acquired in February 1997. In addition, the Company acquired BRA and MFC Securities in 1997. As a result, the Company has new sources of revenue in 1997 as compared to 1996, which have had a substantial effect on the Company's operating results and financial position in 1997.

     The Company's revenues and net income are affected by developments in global financial markets and economic conditions and reflect the impact of many factors, including conditions in securities markets, the level and volatility of interest rates, competitive conditions and the size and timing of transactions.

     The following table provides certain selected financial information for the Company for each quarter of 1997:

                                                                     1997
                                              ---------------------------------------------------
                                              DECEMBER 31    SEPTEMBER 30    JUNE 30     MARCH 31
                                              -----------    ------------    --------    --------
                                                 (in thousands, other than per share amounts)
Revenues..................................     $ 25,455        $ 26,255      $ 20,213    $ 14,137
Expenses..................................       13,671          19,251        14,934      13,310
Net income................................       10,322           7,009         5,465         821
Fully diluted earnings per share..........         0.76            0.52          0.44        0.06
Total assets..............................      226,890         275,485(1)    173,167     170,135
Shareholders' equity......................      120,156         107,929        97,333      92,826

---------------

(1) The Company acquired Bank Rinderknecht AG in September 1997.

Year Ended December 31, 1997 Compared to the Year Ended December 31, 1996

     In 1997, the Company's revenues increased by 14% to $86.1 million from $75.5 million in 1996, primarily due to increased financial services fees. Financial services fees increased to $26.8 million in the current year from $4.5 million in the comparative period, as a result of the inclusion of the results of the Bank, BRA and MFC Securities. In 1997, as a result of its acquisitions, the Company generated revenues from new operations, such as brokerage commissions, spread income from Eurobond dealing, foreign exchange trading fees, asset management and related fees and banking fees generated from the taking of customer deposits on a fiduciary basis with counterparties. The majority of the increase in revenue is directly related to the amount of assets under management at the Bank, which increased significantly throughout 1997 as a result of internal growth and the acquisition of BRA. The acquisition of the Bank also significantly increased the Company's revenues from corporate finance advisory services.

     Sales and purchases of investment securities provided revenues and expenses of $48.0 million and $40.6 million, respectively, in 1997, compared to $57.0 million and $44.4 million, respectively, in 1996, primarily due to modifications in the Company's short-term investment strategy in its treasury operations. The Company's investment portfolio remains principally invested in investment grade securities. Real estate sales decreased to $4.5 million in 1997, compared to $7.2 million in 1996, as a result of reduced activity in the

Company's real estate operations. In 1997, the Company focused on the development of its banking operations.

     Interest revenues increased to $6.2 million in the current year from $5.0 million in 1996, primarily as a result of the Company's investment strategy and the interest generated by the Bank's securities lending facilities. In the current period, other revenues decreased to $0.6 million from $1.8 million in 1996.

     Costs and expenses decreased marginally to $61.2 million in the year ended December 31, 1997 from $61.3 million in the same period of 1996, primarily as a result of the decrease in securities activities. General and administrative expenses increased to $12.4 million in the current period from $7.6 million in the same period of 1996, primarily as a result of the inclusion of the results of the Bank, BRA and MFC Securities in 1997. General and administrative expenses included one-time expenditures related to the rationalization of BRA, the relocation of the Bank's offices, and upgrades to the Bank's computer systems.

     Interest expense decreased to $5.1 million during the year ended December 31, 1997 from $6.1 million in the same period of 1996, primarily as a result of a decrease in amounts borrowed during the year.

     In 1997, net earnings were $23.6 million or $1.95 per share on a basic basis ($1.79 per share on a fully diluted basis), including earnings of $2.9 million on the extinguishment of indebtedness, compared to net earnings of $14.0 million or $1.52 per share on a basic basis ($1.37 per share on a fully diluted basis) in 1996, including earnings of $3.4 million on the extinguishment of indebtedness. The earnings per share for comparative periods have been restated to reflect the stock split of 1 to 1.5 which was effected in March 1996.

Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995

     In 1996, revenues increased by 187% to $75.5 million from $26.3 million in 1995, primarily due to the inclusion of the results of the Company's lending and real estate operations acquired in 1996 and the greater activity of the Company resulting from its "spin-off" from its former parent. In 1996, sales of investments increased to $57.0 million from $22.8 million in the comparative period. Revenues in 1996 included real estate sales of $7.2 million, financial services fees of $4.5 million and interest of $5.0 million. Interest was $3.5 million in 1995. In 1996, other revenues were $1.8 million, including $818,000 resulting from the consent dismissal without cost of a court action for which the Company had made a provision.

     Costs and expenses increased to $61.3 million in the year ended December 31, 1996 from $27.5 million in the same period of 1995, primarily as a result of increased revenues. General and administrative expenses increased to $7.6 million in 1996 from $5.6 million in 1995, primarily as a result of costs relating to administering and realizing on the Company's asset-based loan portfolio and costs related to the Company's proprietary investing activities.

     Interest expense increased to $6.1 million during the year ended December 31, 1996 from $0.4 million in the same period of 1995, primarily as a result of interest on the long-term indebtedness of the Company's lending operations and interest charges relating to the Company's real estate assets.

     In 1996, net earnings were $14.0 million or $1.52 per share on a basic basis, compared to a net loss of $1.2 million or $0.15 per share in 1995, and included earnings of $3.4 million on the extinguishment of indebtedness. Earnings from the sale of investments and real estate and financial services fees also contributed to improved and positive earnings in 1996 compared to 1995. The earnings per share for comparative periods have been restated to reflect the stock split of 1 to 1.5 which was effected in March 1996.

Liquidity and Capital Resources
-------------------------------

     The following table is a summary of selected financial information concerning the Company for the periods indicated:

                                                      DECEMBER 31,            DECEMBER 31,
                                                  --------------------    --------------------
                                                    1997        1996        1997        1996
                                                  --------    --------    --------    --------
                                                     (U.S. Dollars         (Canadian Dollars
                                                     in thousands)           in thousands)
Cash and cash equivalents.....................    $ 29,544    $ 12,823    $ 42,222    $ 17,563
Securities....................................      52,863      33,133      75,546      45,380
Total assets..................................     158,765     117,090     226,890     160,368
Accrued losses, claims and settlement
  expenses....................................       5,874       9,601       8,395      13,150
Debt..........................................      29,110      31,350      41,602      42,937
Shareholders' equity..........................      84,078      66,819     120,156      91,516
Cash flow(1)..................................      16,621       6,977      23,014       9,517
Cash flow per share...........................        1.21        0.68        1.68        0.93

---------------

(1) From operating activities before changes in current assets and liabilities.

     The Company maintains a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, highly liquid marketable securities and customer loans collateralized by marketable securities. This liquidity is used by the Company in client related services where the Company acts as a financial intermediary for third parties and in the Company's own investing activities, including the acquisition of the Bank, BRA and MFC Securities.

     At December 31, 1997, the Company's cash and cash equivalents were $42.2 million, of which approximately $31.0 million were derived from customer deposits received primarily as a result of the acquisition of BRA, compared to $17.6 million at December 31, 1996. At December 31, 1997, the Company had securities of $75.5 million, compared to $45.4 million at December 31, 1996. The increase in liquidity as at December 31, 1997 is primarily due to the acquisition of the Bank, BRA and MFC Securities, which all had highly liquid assets.

Operating Activities

     Operating activities used cash of $22.5 million in the year ended December 31, 1997, compared to cash provided of $15.7 million for the same period in 1996, primarily as a result of a decrease in accounts payable and accrued expenses. An increase in receivables used cash of $5.6 million in the current period, compared to a reduction in receivables which provided cash of $21.3 million in the comparative period of 1996. During the current year, the Company recognized earnings of $2.9 million on the repurchase and extinguishment of indebtedness. The Company expects to generate sufficient cash flow from operations to meet its working capital requirements.

Investing Activities

     Investing activities in the year ended December 31, 1997 provided cash of $75.6 million, primarily related to a net decrease in loans of $33.5 million and $41.5 million from the purchase of the Bank, MFC Securities and BRA, net of cash acquired. A decrease in loans during the year ended 1996 provided cash of $1.4 million.

Financing Activities

     Net cash used by financing activities was $29.6 million in the year ended December 31, 1997, compared to cash provided of $12.9 million in the same period in 1996. During the current period, the Company used $12.8 million to reduce indebtedness. In the year ended 1997, a net decrease in deposits used cash of $31.2 million. The Company issued common shares for proceeds of $4.1 million in 1997 and paid a dividend of $0.1 million to its common shareholders.

Inflation

     The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

Year 2000

     Many of the world's computer systems currently record years in a two-digit format. These computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions and is commonly referred to as the "Year 2000 issue". The Company is conducting a comprehensive review of all significant applications that may require modification to ensure Year 2000 compliance. The Company is utilizing both internal and external resources to make any required modifications and to test for Year 2000 compliance. The modification and testing process of all significant applications is expected to be completed in 1999. In addition, the Company has initiated communications with its largest clients to ascertain their Year 2000 readiness and develop contingency plans as required.

     Based upon its current information, management of the Company has determined that the Year 2000 issue will not pose significant operational problems for its computers. The total cost to the Company of Year 2000 compliance activities has not been and is not currently anticipated to be material to its financial position or results of operations in any given year. The costs and the dates on which the Company plans to complete Year 2000 modification and testing are based on management's best estimates, which were derived utilizing numerous assumptions of future events. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated.

European Economic and Monetary Union

     Through an Economic and Monetary Union ("EMU"), the currencies of the majority of the member countries of the European Union will cease to exist and will be replaced by a new currency, the "euro". Although Switzerland will not be changing its currency to the euro, the Company has begun coordinating the preparations for the euro. These preparations include modifications of the Company's computer systems and programs for the upcoming EMU and coordination with clients and other financial institutions to ensure a smooth transition to the new currency. The Company expects to be able to transact business in the euro beginning on January 1, 1999. Costs associated with the modifications necessary to prepare for the EMU are not expected to be material.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

     The Company's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of the Company, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor. Officers of the Company serve at the discretion of the board of directors of the Company.

     The following table sets out certain information concerning the directors and executive officers of the Company:

                                                                                DATE OF          EXPIRATION
                                                                              COMMENCEMENT        OF TERM
                                                                             OF OFFICE WITH    OF OFFICE WITH
NAME                                     PRESENT POSITION WITH THE COMPANY    THE COMPANY       THE COMPANY
----                                     ---------------------------------   --------------    --------------
Michael J. Smith.......................  Director and                             1986              1999
                                         President                                1996
Roy Zanatta............................  Director and                             1996              1999
                                         Secretary                                1996
Sok Chu Kim............................  Director                                 1996              1998
Oq-Hyun Chin...........................  Director                                 1994              1998
Julius Mallin..........................  Director                                 1994              2000
M. Y. Ho...............................  Principal Accounting Officer             1994

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     During the fiscal year ended December 31, 1997, the Company paid an aggregate of $436,457 in cash compensation to its directors and officers. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 1997 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company.

     The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to certain of its executive officers. The following fairly reflects material information regarding compensation paid thereto.

Executive Compensation
----------------------

     The following table provides a summary of compensation paid during each of the last three fiscal years to Michael J. Smith, the Company's President and Chief Executive Officer, and to the other executive officers of the Company who received a combined salary and bonus in excess of $100,000 during the most recently completed financial year of the Company (the "Named Executives"):

                           SUMMARY COMPENSATION TABLE

================================================================================================================================

                                                                                             LONG TERM
                                                       ANNUAL COMPENSATION                  COMPENSATION
                                             -----------------------------------------    ----------------
                                                                                               AWARDS
                                                                                          SECURITIES UNDER
                       FISCAL YEAR                                        OTHER ANNUAL      OPTIONS/SARS         ALL OTHER
 NAME AND PRINCIPAL       ENDED                SALARY            BONUS    COMPENSATION        GRANTED           COMPENSATION
      POSITION         DECEMBER 31,              ($)              ($)          ($)              (#)                 ($)
--------------------------------------------------------------------------------------------------------------------------------
 Michael J. Smith          1997               157,814                --            --                 --                 --
 President and Chief       1996               168,205                --            --            577,500                 --
 Executive Officer         1995               100,000(1)             --            --                 --                 --
--------------------------------------------------------------------------------------------------------------------------------
 Roy Zanatta               1997               137,900                --            --             65,000              5,000
 Secretary and             1996                85,700                --            --             65,000(2)              --
 Director                  1995                59,000                --            --                 --                 --
--------------------------------------------------------------------------------------------------------------------------------
 Hugo Wiestner(3)          1997               366,720           154,710            --                 --             14,325
--------------------------------------------------------------------------------------------------------------------------------
 Claudio Morandi(4)        1997               157,732            67,871            --             65,000                 --

================================================================================================================================

---------------

(1) Michael J. Smith received $100,000 as a base salary in 1995 pursuant to an employment contract (See "Employment Agreements and Termination of Employment or Change of Control"), as well as $12,668 in back-pay for the 1994 financial year.

(2) These options were cancelled during the 1996 fiscal year.

(3) Mr. Wiestner was employed by the Company from July 1997 to December 31, 1997. His compensation for fiscal 1997 is presented on an annualized basis.

(4) Mr. Morandi commenced employment with the Company in May 1997. His compensation for fiscal 1997 is presented on an annualized basis.

Employment Agreements and Termination of Employment or Change of Control
------------------------------------------------------------------------

     Mr. Smith entered into an employment agreement with the Company dated as of July 1, 1994. The agreement generally provides, subject to certain termination provisions, for the continued employment of Mr. Smith for a period of 36 months with automatic one month renewals, so that the agreement at all times has a remaining term of 36 months. The agreement provides for an annual base salary and other compensation to be paid to Mr. Smith as determined by the Board. The agreement contains change in control provisions pursuant to which, if a change in control (as defined in the agreement) occurs, Mr. Smith may only be discharged for cause. In the event he is terminated without cause or resigns for good reason (as defined in the agreement) within 18 months of the change in control, Mr. Smith shall be entitled to a severance payment of three times his annual salary under the agreement and all unvested rights in any stock option or other benefit plan applicable to him shall vest in full. If Mr. Smith is terminated without cause or resigns for good reason after 18 months of the change in control, he shall be entitled to a severance payment of a proportionate amount based on the length of time remaining in the term of the agreement of three times his annual salary under the agreement and all unvested rights in any stock option or other benefit plan applicable to him shall vest in full. In addition, Mr. Smith will continue to receive equivalent benefits as were provided at the date of termination for the remaining term of the agreement.

     Mr. Zanatta entered into an employment agreement with the Company on February 24, 1997. The agreement generally provides for a base salary and other compensation, including the granting of incentive stock options, to be paid to Mr. Zanatta as determined by the Board. The agreement provides that Mr. Zanatta's employment with the Company may be terminated upon 12 months notice. In addition, Mr. Zanatta entered into an employment agreement with a subsidiary of the Company on February 24, 1997. This agreement provides for a base salary and other compensation to be paid to Mr. Zanatta and further provides that Mr. Zanatta's employment with the subsidiary may be terminated upon 90 days notice.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     As at the date hereof, the Company has outstanding incentive stock options entitling the Chief Executive Officer and other Named Executives to acquire an aggregate of 580,000 common shares of the Company at an exercise price of U.S.$6.90 per share in respect of options to purchase 450,000 shares held by the Chief Executive Officer expiring October 11, 2001 and U.S.$7.25 per share in respect of options to purchase 130,000 shares held by the other Named Executives expiring July 25, 2002.

Option/SAR Grants During the Most Recently Completed Financial Year
-------------------------------------------------------------------

     The following table sets forth securities acquired on exercise and the grant of incentive stock options to the Named Executives with respect to common shares of the Company during the year ended December 31, 1997:

========================================================================================================================
                                                                                   MARKET VALUE OF
                            SECURITIES        % OF TOTAL                             SECURITIES
                              UNDER          OPTIONS/SARS                            UNDERLYING
                           OPTIONS/SARS       GRANTED TO     EXERCISE OR BASE      OPTIONS/SARS ON
                             GRANTED         EMPLOYEES IN         PRICE           THE DATE OF GRANT
  NAME                         (#)          FINANCIAL YEAR     ($/SECURITY)         ($/SECURITY)       EXPIRATION DATE
------------------------------------------------------------------------------------------------------------------------
  ROY ZANATTA                 65,000              9%             U.S.$7.25            U.S.$7.25         July 25, 2002
------------------------------------------------------------------------------------------------------------------------
  CLAUDIO MORANDI             65,000              9%             U.S.$7.25            U.S.$7.25         July 25, 2002
========================================================================================================================

Aggregated Options/SAR Exercises During the Most Recently Completed Financial
-----------------------------------------------------------------------------
Year and Financial Year-End Option/SAR Values
-----------------------------------------------------------------------------

     The following table sets forth securities acquired on exercise and the value of the options held at December 31, 1997 by the Named Executives:

=========================================================================================================================
                                                                     UNEXERCISED                VALUE OF UNEXERCISED
                                SECURITIES      AGGREGATE           OPTIONS/SARS               IN-THE-MONEY OPTIONS AT
                                ACQUIRED ON       VALUE               AT FY-END                        FY-END
                                 EXERCISE        REALIZED                (#)                            ($)
  NAME                              (#)            ($)         EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(1)
-------------------------------------------------------------------------------------------------------------------------
  MICHAEL J. SMITH                  Nil            Nil              450,000/Nil                 U.S.$2,016,000/Nil
-------------------------------------------------------------------------------------------------------------------------
  ROY ZANATTA                       Nil            Nil               65,000/Nil                  U.S.$268,450/Nil
-------------------------------------------------------------------------------------------------------------------------
  CLAUDIO MORANDI                   Nil            Nil               65,000/Nil                  U.S.$268,450/Nil
=========================================================================================================================

---------------

(1) The closing price of the Company's common shares on December 31, 1997 on Nasdaq was U.S.$11.38.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Other than as disclosed herein, to the best of the Company's knowledge, there have been no material transactions since January 1, 1997 to which the Company was or is a party and in which a director or officer of the Company, or any relative or spouse of any director or officer, or any relative of such spouse who has the same home as such person or who is a director or officer of any subsidiary of the Company, has or will have a direct or indirect material interest, nor were any directors or officers of the Company, or any associates of such directors or officers, indebted to the Company or any of its subsidiaries during this period.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES

     On March 31, 1998, the Company issued approximately U.S.$15.2 million in principal amount of MFC Bonds. The MFC Bonds will mature on April 1, 2008, are general unsecured obligations of MFC subordinated in right to the prior payment of all Senior Indebtedness (as defined in the indenture governing the MFC Bonds), pay interest at a rate of 8% per annum on April 1 and October 1 of each year commencing October 1, 1998, are in the principal amount of U.S.$20 (or increments thereof) each, and are convertible at any time prior to maturity or the fifth business day prior to redemption into common shares of the Company at the Conversion Price (as defined in the indenture governing the MFC Bonds), as provided for in the indenture governing the MFC Bonds.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See "ITEM 19. Financial Statements and Exhibits" for financial statements filed as part of this annual report.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(A) Financial Statements and Schedules:
    -----------------------------------

1. Independent Auditors' Report on the consolidated financial statements of the Company as at December 31, 1997, 1996 and 1995.

2.   Consolidated Balance Sheets at December 31, 1997 and 1996 (audited).

3. Consolidated Statements of Income for the years ended December 31, 1997, 1996 and 1995 (audited).

4. Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1997, 1996 and 1995 (audited).

5. Consolidated Statements of Changes in Financial Position for the years ended December 31, 1997, 1996 and 1995 (audited), together with Notes to Financial Statements.

6.   Independent Auditors' Report on Financial Statement Schedules.

7.   Financial Statement Schedules:

     I     Condensed Financial Information of Registrant.

     III   Supplementary Insurance Information.

     IV    Reinsurance.

     VI Supplemental Information Concerning Property -- Casualty Insurance Operations.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
  MFC BANCORP LTD.

     We have audited the consolidated balance sheets of MFC Bancorp Ltd. and Subsidiaries as at December 31, 1997 and 1996 and the consolidated statements of income, changes in shareholders' equity and changes in financial position for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for the years ended December 31, 1997, 1996 and 1995 in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles as described in Note 20 to the consolidated financial statements.

/s/ PETERSON SULLIVAN, P.L.L.C.

Peterson Sullivan, P.L.L.C.
May 20, 1998

                                MFC BANCORP LTD.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996
                                 (IN THOUSANDS)


                                                ASSETS

                                                        U.S. DOLLARS          CANADIAN DOLLARS
                                                     (INFORMATION ONLY)    ----------------------
                                                            1997             1997         1996
                                                     ------------------    ---------    ---------
Cash and cash equivalents........................        $  29,544         $  42,222    $  17,563
Securities.......................................           52,863            75,546       45,380
Loans............................................           31,250            44,658       11,995
Receivables......................................           14,355            20,515       17,708
Property held for sale...........................            4,436             6,339        8,187
Notes receivable.................................            6,180             8,832       21,752
Excess cost of net assets acquired...............           14,021            20,037       11,277
Deposit on acquisition...........................               --                --       25,942
Premises and equipment...........................            2,150             3,073           --
Prepaid and other................................            3,966             5,668          564
                                                         ---------         ---------    ---------
                                                         $ 158,765         $ 226,890    $ 160,368
                                                         =========         =========    =========

                              LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits.........................................        $  21,755         $  31,090    $      --
Accounts payable and accrued expenses............           15,983            22,839       10,065
Debt.............................................           29,110            41,602       42,937
Accrued losses, claims and settlement expenses...            5,874             8,395       13,150
                                                         ---------         ---------    ---------
     Total liabilities...........................           72,722           103,926       66,152
Minority interests...............................            1,965             2,808        2,700
Shareholders' Equity
  Class A preferred stock, without par value,
     redeemable and convertible into common
     shares; authorized unlimited number
  Series I, nonvoting and retractable; authorized
     140,000 shares; issued and outstanding none
     at December 31, 1997 and 1996...............               --                --           --
  Series A, nonvoting and retractable; authorized
     140,000 shares; issued and outstanding none
     and 137,000 at December 31, 1997 and 1996,
     respectively................................               --                --       12,832
Common stock, without par value; authorized
  unlimited number; 12,323,250 and 10,418,316
  issued and outstanding at December 31, 1997 and
  1996, respectively.............................           49,239            70,368       53,449
Cumulative translation adjustment................            1,007             1,439            1
Retained earnings................................           33,832            48,349       25,234
                                                         ---------         ---------    ---------
                                                            84,078           120,156       91,516
                                                         ---------         ---------    ---------
                                                         $ 158,765         $ 226,890    $ 160,368
                                                         =========         =========    =========

                    /s/MICHAEL J. SMITH                     /s/ROY ZANATTA
                          Director                             Director

  The accompanying notes are an integral part of these consolidated financial statements

                                MFC BANCORP LTD.

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                  U.S. DOLLARS             CANADIAN DOLLARS
                                               (INFORMATION ONLY)    -----------------------------
                                                      1997            1997       1996       1995
                                               ------------------    -------    -------    -------
Revenues
  Securities...............................         $34,694          $48,037    $57,048    $22,815
  Financial services fees..................          19,321           26,752      4,463         --
  Sales of real estate.....................           3,250            4,500      7,231         --
  Interest.................................           4,485            6,210      4,961      3,514
  Other....................................             405              561      1,764         --
                                                    -------          -------    -------    -------
                                                     62,155           86,060     75,467     26,329
Expenses
  Securities...............................          29,320           40,597     44,397     21,491
  General and administrative...............           8,933           12,368      7,558      5,600
  Cost of real estate sold.................           2,210            3,061      3,279         --
  Interest expense.........................           3,712            5,140      6,114        438
                                                    -------          -------    -------    -------
                                                     44,175           61,166     61,348     27,529
                                                    -------          -------    -------    -------
     Income (loss) before income taxes.....          17,980           24,894     14,119     (1,200)
Recovery of (provision for) income taxes...            (863)          (1,195)        47        (35)
                                                    -------          -------    -------    -------
                                                     17,117           23,699     14,166     (1,235)
Minority interest..........................             (59)             (82)      (172)        --
                                                    -------          -------    -------    -------
     Net income (loss).....................         $17,058          $23,617    $13,994    $(1,235)
                                                    =======          =======    =======    =======
Earnings (loss) per share
  Basic....................................         $  1.41          $  1.95    $  1.52    $  (.15)
                                                    =======          =======    =======    =======
  Fully diluted............................         $  1.29          $  1.79    $  1.37    $  (.15)
                                                    =======          =======    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements

                                MFC BANCORP LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                        (CANADIAN DOLLARS, IN THOUSANDS)

                                          PREFERRED STOCK
                              ----------------------------------------
                                   SERIES I             SERIES A             COMMON STOCK
                              ------------------   -------------------   --------------------              CUMULATIVE
                              NUMBER OF            NUMBER OF             NUMBER OF              RETAINED   TRANSLATION
                               SHARES     AMOUNT    SHARES     AMOUNT      SHARES     AMOUNT    EARNINGS   ADJUSTMENT     TOTAL
                              ---------   ------   ---------   -------   ----------   -------   --------   -----------   --------
Balance at December 31,
 1994.......................        --    $  --          --    $   --    5,320,394    $40,151   $11,923      $ (754)     $ 51,320
Net loss....................        --       --          --        --           --        --     (1,235)         --        (1,235)
Purchases and retirement of
 common shares..............        --       --          --        --       (1,100)       (8)         5          --            (3)
Extinguishment of
 liabilities under plan of
 arrangement................        --       --          --        --           --        --        547          --           547
Translation adjustments.....        --       --          --        --           --        --         --         754           754
                               -------    ------   --------    -------   ----------   -------   -------      ------      --------
Balance at December 31,
 1995.......................        --       --          --        --    5,319,294    40,143     11,240          --        51,383
Net income..................        --       --          --        --           --        --     13,994          --        13,994
Shares issued for cash......    54,800    4,383     137,000    12,832           --        --         --          --        17,215
Shares issued for conversion
 of preferred shares........   (54,800)  (4,383)         --        --    1,096,000     4,383         --          --            --
Shares issued for exercise
 of stock options...........        --       --          --        --      335,000       690         --          --           690
Shares issued for conversion
 of debentures..............        --       --          --        --      857,143     8,233         --          --         8,233
Extinguishment of
 liabilities under plan of
 arrangement................        --       --          --        --          (18)       --         --          --            --
Three-for-two-stock split...        --       --          --        --    2,810,897        --         --          --            --
Translation adjustment......        --       --          --        --           --        --         --           1             1
                               -------    ------   --------    -------   ----------   -------   -------      ------      --------
Balance at December 31,
 1996.......................        --       --     137,000    12,832   10,418,316    53,449     25,234           1        91,516
Net income..................        --       --          --        --           --        --     23,617          --        23,617
Shares issued for conversion
 of preferred shares........        --       --    (137,000)  (12,832)   1,522,222    12,832         --          --            --
Shares issued for exercise
 of stock options...........        --       --          --        --       10,000       104         --          --           104
Shares issued for cash......        --       --          --        --      372,712     3,983         --          --         3,983
Dividends paid on preferred
 shares.....................        --       --          --        --           --        --       (396)         --          (396)
Dividends paid on common
 shares.....................        --       --          --        --           --        --       (106)         --          (106)
Translation adjustment......        --       --          --        --           --        --         --       1,438         1,438
                               -------    ------   --------    -------   ----------   -------   -------      ------      --------
Balance at December 31,
 1997.......................        --    $  --          --    $   --    12,323,250   $70,368   $48,349      $1,439      $120,156
                               =======    ======   ========    =======   ==========   =======   =======      ======      ========

  The accompanying notes are an integral part of these consolidated financial statements

                                MFC BANCORP LTD.

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                        (CANADIAN DOLLARS, IN THOUSANDS)

                                                                1997        1996       1995
                                                              --------    --------    -------
Inflow (Outflow) of Cash and Cash Equivalents Related to
  the Following Activities:
Operating
  Net income (loss).......................................    $ 23,617    $ 13,994    $(1,235)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Items not affecting cash
       Depreciation and amortization......................       1,776         846         84
       Gain on extinguishment of debt.....................      (2,922)     (3,373)        --
       Other..............................................         543      (1,950)     1,217
                                                              --------    --------    -------
                                                                23,014       9,517         66
     Changes in current assets and liabilities
       Securities.........................................      17,067     (11,329)    18,423
       Receivables........................................      (5,569)     21,326       (359)
       Properties held for sale...........................       2,135       3,804         --
       Accounts payable and accrued expenses..............     (52,753)     (3,625)    (2,367)
       Accrued losses, claims and settlement expenses.....      (4,755)     (5,699)    (8,250)
       Due to affiliates..................................          --          --     (8,165)
       Other..............................................      (1,609)      1,666     (1,140)
                                                              --------    --------    -------
                                                               (22,470)     15,660     (1,792)
Financing
  Net decrease in deposits................................     (31,209)         --         --
  Loan repayments.........................................     (12,835)     (5,803)        --
  Borrowings..............................................      10,845         835         --
  Issuance of common shares...............................       4,090          --         --
  Issuance of preferred shares............................          --      17,215         --
  Dividends paid..........................................        (502)         --         --
  Other...................................................          --         690         (3)
                                                              --------    --------    -------
                                                               (29,611)     12,937         (3)
Investing
  Net decrease in loans...................................      33,513       1,394         --
  Purchases of subsidiaries, net of cash acquired.........      41,522      12,040         --
  Increase in deposit on acquisition......................          --     (25,942)        --
  Other...................................................         544          --         --
                                                              --------    --------    -------
                                                                75,579     (12,508)        --
                                                              --------    --------    -------
Exchange rate effect on cash and cash equivalents.........       1,161          --         --
                                                              --------    --------    -------
Increase (decrease) in cash and cash equivalents..........      24,659      16,089     (1,795)
Cash and cash equivalents, beginning of year..............      17,563       1,474      3,269
                                                              --------    --------    -------
Cash and cash equivalents, end of year....................    $ 42,222    $ 17,563    $ 1,474
                                                              ========    ========    =======

  The accompanying notes are an integral part of these consolidated financial statements

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles applicable in Canada. The notes are stated in Canadian dollars, as rounded to the nearest thousand (except per share amounts).

    Nature of Operations
    --------------------

    The Company is in the financial services industry which is considered a single business segment. Financial services includes merchant banking, proprietary investing, lending and insurance.

    Basis of Consolidation
    ----------------------

    The consolidated financial statements include the accounts of the Company and its subsidiaries except any which may be held as temporary investments. All significant intercompany accounts and transactions have been eliminated.

    Acquisitions of subsidiaries have been accounted for using the purchase method. The difference between the cost of a subsidiary and its fair value is amortized on the straight-line method over the estimated benefit period estimated at 15 to 40 years unless a writedown is required to reflect a permanent impairment. However, no writedowns of excess cost have been deemed necessary on any of the Company's acquisitions based on management's review of the related business, taking into account associated risks. Acquired subsidiaries are consolidated from the effective dates of acquisition.

    Cash and Cash Equivalents
    -------------------------

    Cash and cash equivalents include highly liquid investments with original maturities of three months or less and are generally interest bearing. These assets are recorded at cost which approximates market. The Company regularly maintains cash balances in other financial institutions in excess of insured limits. Interest paid on a cash basis was $5,732, $5,804 and $424 for years ended December 31, 1997, 1996 and 1995, respectively. Income tax amounts paid during 1997 was $783 and nominal in the prior two years.

    Securities
    ----------

    Securities include investment, trading and other securities. Investment and trading account securities are held by the Company's banking subsidiary.

    Investment account securities and long-term investment securities held by nonbank subsidiaries are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Equity securities are stated at cost and debt securities at amortized cost unless there has been an other than temporary decline in value, at which time the security is written down and the unrealized loss is recognized in the determination of net income. Realized gains or losses on sales of securities are determined based on the specific cost basis.

    Trading account securities, which are purchased by the Company's banking subsidiary, are stated at estimated current market value with the unrealized gain or loss included in the results of operations. Short-term securities held by non-bank subsidiaries are carried at the lower of aggregate cost or quoted market value.

    Loans
    -----

    Loans are stated net of allowances for credit losses, accrued interest, reimbursable expenses and unamortized loan fees.

    Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest. Whenever a contractual payment is 90 days past due, loans are automatically classified as impaired unless they are fully secured and in the process of collection. When a loan is deemed impaired, its carrying amount is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate in the loan or, as a practical expedient based on a loan's observable market price or the fair value of collateral if the loan is collateral dependent. In subsequent periods, any increase in the carrying value of the loan is credited to the provision for credit losses. Interest received on impaired loans is credited to the carrying value of the loan. Impaired loans are returned to performing status when there is no longer reasonable doubt regarding timely collection of principal and interest, all amounts in arrears including interest have been collected, and all charges for loan impairment have been reversed. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on the accrual basis when there is no longer any reasonable doubt regarding collectibility of principal and interest, and payments are not 90 days past due. Collateral is obtained for loans (and other receivables) if, based on an evaluation of credit-worthiness, it is considered necessary for the overall borrowing facility.

    Assets acquired in satisfaction of problem loans are recorded at the lesser of their fair value at the date of transfer or the carrying value of the loan. Any excess of the carrying value of the loan over the fair value of the assets acquired is written off. Operating results and gains and losses on disposal of such assets are treated as write-offs and recoveries.

    Interest income from loans is recognized when earned using the interest method. Fees relating to lending activities, net of related expenses, are deferred and recognized over the term of the loan using the interest method.

    Allowance for Credit Losses
    ---------------------------

    The Company's allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. The allowance reflects management's best estimate of the losses in the Company's credit portfolio and judgments about economic conditions. If the circumstances under which these estimates and judgments were made change, there could be a significant change to the allowance currently recognized. Credit losses arise primarily from loans but may also relate to derivatives and other credit instruments such as guarantees and letters of credit. The allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

    Specific provisions are established on a loan-by-loan basis. A general provision is established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision is made based on exposures in less developed countries and on management's overall assessment of the underlying economic conditions in those countries.

    Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

    Derivatives
    -----------

    Derivatives are used in sales and trading activities to provide the Company's banking subsidiary customers with an ability to manage their market risk exposures and are composed of traded equity options. Derivatives are also used to manage the bank's own exposures and are composed of forward foreign exchange contracts.

    Trading derivatives are marked to market and realized and unrealized gains or losses are recognized currently. When derivatives are used to manage the bank's own risk, the revenue or expense is recognized over the life of the transaction as an adjustment to interest revenue or expense.

    Property Held for Sale
    ----------------------

    Property held for sale consists of real estate which is stated at the lower of cost or net realizable value as determined by management based on current market conditions in the same geographic region.

    Premises and Equipment
    ----------------------

    Premises and equipment used in the Company's operations are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

    Insurance Accounting
    --------------------

    The Company's insurance subsidiary accrues estimated losses, claims and settlement expenses based on individual claims outstanding, and an amount for losses incurred but not reported based on past experience, net of salvage, subrogation recoveries, and reinsurance. These estimates may change in the near-term and the change may be material.

    The insurance subsidiary seeks to reduce the loss that may arise from catastrophes by reinsuring certain levels of risk with reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to pay policyholders. Failure of reinsurers to honor their obligations could result in losses. The Company evaluates the financial condition of its reinsurers and minimizes its exposure by using several reinsurers at each level of reinsured risk.

    Foreign Currency Translation
    ----------------------------

    The Company translates foreign assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these conversions are included in the equity section of the balance sheet. Realized gains or losses have been included in general and administrative expenses in the statements of income. The translation adjustments did not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely.

    Deferred Income Taxes
    ---------------------

    Deferred income taxes are provided on transactions recognized in different periods for financial reporting and income tax purposes.

    Stock Options
    -------------

    The Company has a 1997 stock option plan which enables certain employees and directors to acquire common shares. Under the plan, options vest on grant and have a five-year term. No compensation expense has been recognized for the granting of these options because the exercise price of the options granted in the year is based on market prices for the common shares just prior to the grant date.

    Under the 1997 plan, the Company is authorized to issue up to 750,000 shares, and has granted 742,500 options. There were options outstanding to acquire 732,500 shares at December 31, 1997, which are exercisable at $10.36 per share and have a remaining contractual life of 4.5 years. During 1997 options to purchase 10,000 shares were exercised and no options were forfeited or cancelled.

    In 1996, the Company granted options to acquire 1,430,000 shares and options to acquire 900,000 shares remain outstanding at December 31, 1997, which are exercisable at $9.41 with a remaining contractual life of 3.75 years. No compensation expense was recognized on the granting of these options because the grant price approximated the market price of the common shares.

    Earnings Per Common Share
    -------------------------

    Basic earnings per share is computed on the weighted average number of shares outstanding of 12,044,361, 8,891,598 and 7,979,161 for the years ended December 31, 1997, 1996 and 1995, respectively. Fully diluted earnings per share is calculated under the assumption that all convertible preferred shares were converted at the date issued and common stock options exercised at the grant date. The weighted average number of shares used to compute fully diluted earnings per share for the years ended December 31, 1997 and 1996 was 13,690,687 and 10,237,075, respectively.

    During 1996, the Company's board of directors authorized a three-for-two stock split in the form of a 50% stock dividend. All share and per share data have been restated to reflect the stock split.

    Estimates
    ---------

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    New Accounting Standard
    -----------------------

    During 1997, the Canadian Institute of Chartered Accountants adopted Accounting Recommendation Section 3465, "Income Taxes." Section 3465 will require that a future income tax liability or asset be recognized whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax outflows or future income tax reductions. This standard is effective for years beginning on or after January 1, 2000. The Company has not determined the effect, if any, this standard may have on these consolidated financial statements.

NOTE 2.  ACQUISITIONS

    Effective February 3, 1997, the Company acquired all of the outstanding shares of Lehman Brothers Bank (Suisse) SA. The name was subsequently changed to MFC Merchant Bank SA ("the Bank"). The Bank is located in Geneva, Switzerland and does not have any branches or other subsidiaries. The Bank was acquired for $27,421 in cash. The purchase is summarized as follows at the date of acquisition:

    Fair value of assets acquired
      Cash resources............................................    $16,822
      Securities................................................      2,847
      Loans.....................................................      8,432
      Other.....................................................      2,934
                                                                    -------
                                                                     31,035
    Less liabilities assumed
      Deposits..................................................      6,485
      Other.....................................................      3,993
                                                                    -------
                                                                     10,478
                                                                    -------
    Net fair value of assets acquired...........................     20,557
    Excess cost.................................................      6,864
                                                                    -------
        Cash paid...............................................    $27,421
                                                                    =======

    Additional contingent consideration based on deposits and securities retained, reductions in applicable Swiss income taxes and a percent of certain fees to be earned may be payable in the future. The amount of the contingent payable is not currently determinable.

    On September 23, 1997, the Company acquired all of the outstanding shares of Bank Rinderknecht AG. Prior to its purchase the entity was located in Zurich, Switzerland where it had been placed in liquidation during August 1997. Subsequent to acquisition, Bank Rinderknecht AG was merged into the Bank and its Zurich facility was closed. The acquisition cost was $9,569, which was paid in cash.

    This purchase is summarized as follows at the date of acquisition:

    Fair value of assets acquired
      Cash resources............................................    $ 48,674
      Securities................................................      32,767
      Loans.....................................................      43,829
      Other.....................................................       2,960
                                                                    --------
                                                                     128,230
    Less liabilities assumed
      Deposits..................................................      60,691
      Other.....................................................      60,288
                                                                    --------
                                                                     120,979
                                                                    --------
    Net fair value of assets acquired...........................       7,251
    Excess cost.................................................       2,318
                                                                    --------
        Cash paid...............................................    $  9,569
                                                                    ========

    On June 30, 1997, the Company completed its acquisition of the Robabond AG group which is located in Zurich, Switzerland. The name was changed subsequent to acquisition to MFC Securities (Schweiz) Ltd. ("MFC Securities"). MFC Securities is an investment advisory and asset management company. The MFC Securities group was acquired for $15,748 in cash and securities.

    The purchase is summarized as follows at the date of acquisition:

    Fair value of assets acquired
      Cash and cash equivalents.................................    $ 9,054
      Securities................................................      4,976
      Receivables...............................................      1,340
      Other.....................................................      2,168
                                                                    -------
                                                                     17,538
    Less liabilities assumed
      Amounts payable and accrued liabilities...................      3,051
                                                                    -------
    Net fair value of assets acquired...........................     14,487
    Excess cost.................................................      1,261
                                                                    -------
        Total consideration.....................................    $15,748
                                                                    =======

    The Company is obligated under the purchase agreement to pay contingent fee amounts to the prior shareholders based on a variable percent of future net income until 2001. The former shareholders may elect to receive the contingent amounts either in cash or common shares (at market value) of the Company. The amount of the contingent payments is not currently determinable. Finally, as part of the purchase agreement, some of the prior shareholders acquired 315,821 of the Company's common shares for approximately $3,500 which represents the market price of the shares at the time the acquisition occurred.

    The following 1997 and 1996 proforma amounts assume that the Bank, Bank Rinderknecht AG and MFC Securities were consolidated. The proforma amounts are provided for information purposes only. Management believes that these proforma amounts do not necessarily indicate what actual results may have been if the acquisitions had been effective at the beginning of 1996 nor are they indicative of any future results of operations.

                                                                      1997        1996
                                                                    --------    --------
    Revenues....................................................    $105,197    $115,204
                                                                    ========    ========
    Net income (loss)...........................................    $  3,198    $(26,509)
                                                                    ========    ========
    Earnings per common share
      Basic.....................................................    $    .25    $  (3.04)
                                                                    ========    ========
      Fully diluted.............................................    $    .25    $  (3.04)
                                                                    ========    ========

    During 1996, the Company acquired 69% of Logan International Corporation ("Logan") and 69% effective voting control (34.6% equity interest) of Drummond Financial Corporation ("Drummond"). Logan is involved in the sell off of its existing real estate portfolio and concentrating its efforts in the financial services industry. Drummond is involved in the administration and collection of an existing loan portfolio. Logan and Drummond are U.S. entities whose business activities are primarily in the U.S.

    Control of Logan was acquired for cash amounting to $5,237 which resulted in the value of the assets acquired being in excess of cost by $1,902. This amount was allocated to property held for sale. A portion of the Company's interest in Logan was acquired from affiliates for $1,680.

    Control of Drummond was acquired for $3,590 in cash from an entity where a director is also a director/officer of the Company. The purchase resulted in excess cost amounting to a total of $10,420 which is being amortized over a 15 year period.

    Accumulated amortization of excess cost amounted to $1,574 and $531 at December 31, 1997 and 1996, respectively.

    Logan and Drummond, together, acquired control of Ichor Corporation ("Ichor") in 1996. Ichor was involved in the environmental remediation industry in the United States. During 1997, Ichor's remaining operations were sold. Because of the discontinuance of Ichor's original operations, the reduction in ownership subsequent to December 31, 1997, and management's intent to continue to reduce its interest in Ichor, this investment is considered temporary. However, as of December 31, 1997, the Company believes that its investment should be written down to reflect Ichor's current fair value. This resulted in a $715 amount charged against the Company's 1997 results of operations.

NOTE 3.  SECURITIES

                                                                                  TERM TO MATURITY
                                                                   -----------------------------------------------
                                                                                                  TOTAL CARRYING
                                                                                                       VALUE
                                                                   WITHIN      1-5      5-10     -----------------
                                                                   1 YEAR     YEARS     YEARS     1997      1996
                                                                   -------   -------   -------   -------   -------
    Bank trading account securities:
      Debt......................................................   $ 3,430   $ 4,498   $14,518   $22,446   $    --
      Equity securities.........................................     1,601        --        --     1,601        --
                                                                   -------   -------   -------   -------   -------
      Total bank trading account securities.....................     5,031     4,498    14,518    24,047        --
    Non-bank securities:
      Term deposits.............................................        --        --        --        --     8,409
      Debt......................................................     6,973    14,977     3,098    25,048    12,343
      Preferred shares..........................................     4,034        --        --     4,034     3,099
      Common shares.............................................    22,417        --        --    22,417    21,529
                                                                   -------   -------   -------   -------   -------
      Total non-bank securities.................................    33,424    14,977     3,098    51,499    45,380
                                                                   -------   -------   -------   -------   -------
    Total securities............................................   $38,455   $19,475   $17,616   $75,546   $45,380
                                                                   =======   =======   =======   =======   =======

    The Bank has no investment account securities.

                                                               UNREALIZED GAINS AND LOSSES ON
                                                        BANK TRADING ACCOUNT AND NON-BANK SECURITIES
                               -----------------------------------------------------------------------------------------------
                                                    1997                                             1996
                               ----------------------------------------------   ----------------------------------------------
                                            GROSS        GROSS      ESTIMATED                GROSS        GROSS      ESTIMATED
                               CARRYING   UNREALIZED   UNREALIZED    MARKET     CARRYING   UNREALIZED   UNREALIZED    MARKET
                                VALUE       GAINS        LOSSES       VALUE      VALUE       GAINS        LOSSES       VALUE
                               --------   ----------   ----------   ---------   --------   ----------   ----------   ---------
    Bank trading account
      securities:
      Debt...................  $22,446      $   --       $   --      $22,446    $    --      $   --       $   --      $    --
      Securities.............    1,601          --           --        1,601         --          --           --           --
                               -------      ------       ------      -------    -------      ------       ------      -------
      Total bank trading
        securities...........   24,047          --           --       24,047         --          --           --           --
    Non-bank securities:
      Term deposits..........       --          --           --           --      8,409          --           --        8,409
      Debt...................   25,048         807          807       25,048     12,343         504           --       12,847
      Preferred shares.......    4,034          --           --        4,034      3,099         336           --        3,435
      Common shares..........   22,417         911          911       22,417     21,529       6,527           --       28,056
                               -------      ------       ------      -------    -------      ------       ------      -------
      Total non-bank
        securities...........   51,499       1,718        1,718       51,499     45,380       7,367           --       52,747
                               -------      ------       ------      -------    -------      ------       ------      -------
    Total securities.........  $75,546      $1,718       $1,718      $75,546    $45,380      $7,367       $   --      $52,747
                               =======      ======       ======      =======    =======      ======       ======      =======

    The estimated market value for debt securities and common and preferred shares is based on quoted market values except for preferred shares in a company in which 36% of the common shares are also owned by the Company. These preferred shares are stated at cost of $1,670 at December 31, 1997 and 1996, because there is no market for them. Included in common shares are shares in the Company's former parent with a cost of $1,031 and $10,661 and a market value of $856 and $9,587 at December 31, 1997 and 1996, respectively. The Company also had investments in common shares of other affiliates with a cost of $1,534 and a market value of $2,311 and $2,760 at December 31, 1997 and 1996, respectively. At December 31, 1997 and 1996, the Company's investment in Ichor was carried at cost of $6,229 and $3,021 and had a market value of $5,514 and $9,179, respectively.

NOTE 4.  LOANS

                                                                     1997       1996
                                                                    -------    -------
    Bank loans:
      Collateralized with traded securities.....................    $16,736    $    --
      Unsecured.................................................      4,873         --
                                                                    -------    -------
        Total bank loans........................................     21,609         --
    Non-bank loans, collateralized by premises and equipment,
      receivables, inventories
      and other tangible assets.................................     32,056     16,487
    Allowance for credit losses.................................     (9,007)    (4,492)
                                                                    -------    -------
        Total loans.............................................    $44,658    $11,995
                                                                    =======    =======

    The loans are all due during 1998.

    The non-bank loans generally earn interest at a major U.S. bank's prime rate which was 8.5% at December 31, 1997, plus two to seven percent. The weighted daily average prime rate was 8.5% during 1997.

    At December 31, 1997, the Company had no unfunded loan commitments.

NOTE 5.  IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

                                                                                IMPAIRED LOANS
                                                       ----------------------------------------------------------------
                                                                                1997                              1996
                                                       -------------------------------------------------------   ------
                                                                 SPECIFIC     GENERAL    COUNTRY RISK
                                                       GROSS    PROVISIONS   PROVISION    PROVISION      NET      NET
                                                       ------   ----------   ---------   ------------   ------   ------
    Bank loans; unsecured...........................   $4,873     $4,873      $   --        $   --      $   --   $   --
    Non-bank loans..................................    3,001      3,001          --            --          --    2,538
                                                       ------     ------      ------        ------      ------   ------
      Total impaired loans..........................   $7,874     $7,874      $   --        $   --      $   --   $2,538
                                                       ======     ======      ======        ======      ======   ======

                                                                         ALLOWANCE FOR CREDIT LOSSES
                                                     -------------------------------------------------------------------
                                                                                                           BALANCE AT
                                                     JANUARY 1,                             PROVISION     DECEMBER 31,
                                                        1997                                FOR CREDIT   ---------------
                                                      BALANCE     WRITE-OFFS   RECOVERIES     LOSSES      1997     1996
                                                     ----------   ----------   ----------   ----------   ------   ------
    Bank loans:
      Secured.....................................     $   --      $     --     $    --      $ 1,053     $1,053   $   --
      Unsecured...................................         --       (13,409)     (5,212)      23,494      4,873       --
                                                       ------      --------     -------      -------     ------   ------
      Total bank loans............................         --       (13,409)     (5,212)      24,547      5,926       --
    Non-bank loans................................      4,492        (1,202)       (243)          34      3,081    4,492
                                                       ------      --------     -------      -------     ------   ------
    Total allowance for credit losses.............     $4,492      $(14,611)    $(5,455)     $24,581     $9,007   $4,492
                                                       ======      ========     =======      =======     ======   ======

    The 1997 provision for credit losses includes $18,621 from subsidiaries acquired during the year.

                                                                                                           BALANCE AT
                                                     JANUARY 1,                             PROVISION     DECEMBER 31,
                                                        1997                                FOR CREDIT   ---------------
                                                      BALANCE     WRITE-OFFS   RECOVERIES     LOSSES      1997     1996
                                                     ----------   ----------   ----------   ----------   ------   ------
    Bank loans:
      Specific provisions.........................     $   --      $(13,409)    $(5,212)     $23,494     $4,873   $   --
      Country risk provision......................         --            --          --           --         --       --
      General provision...........................         --            --          --        1,053      1,053       --
                                                       ------      --------     -------      -------     ------   ------
      Total bank loans............................         --       (13,409)     (5,212)      24,547      5,926       --

    Non-bank loans:
      Specific provisions.........................      4,396        (1,202)       (227)          34      3,001    4,396
      General provision...........................         96            --         (16)          --         80       96
                                                       ------      --------     -------      -------     ------   ------
      Total non-bank loans........................      4,492        (1,202)       (243)          34      3,081    4,492
                                                       ------      --------     -------      -------     ------   ------
      Total allowance for credit losses...........     $4,492      $(14,611)    $(5,455)     $24,581     $9,007   $4,492
                                                       ======      ========     =======      =======     ======   ======

NOTE 6.  RECEIVABLES

                                                                       DECEMBER 31
                                                                    ------------------
                                                                     1997       1996
                                                                    -------    -------
    Fees........................................................    $ 2,314    $ 2,602
    Receivable from insurers, agents and brokers................      2,986      3,135
    Real estate sales...........................................      4,720      2,177
    Reinsurance.................................................      1,960      2,707
    Investment income...........................................      1,287      1,174
    Affiliates..................................................      2,168      1,715
    Taxes.......................................................      3,778      3,778
    Other.......................................................      1,302        420
                                                                    -------    -------
                                                                    $20,515    $17,708
                                                                    =======    =======

NOTE 7.  PREMISES AND EQUIPMENT

                                                                       DECEMBER 31
                                                                    ------------------
                                                                     1997       1996
                                                                    -------    -------
    Land and building...........................................    $   746    $    --
    Computer equipment..........................................      1,029         --
    Furniture, fixtures and equipment...........................        501         --
    Leasehold improvements......................................      7,534         --
                                                                    -------    -------
                                                                      9,810         --
    Less accumulated depreciation...............................      6,737         --
                                                                    -------    -------
                                                                    $ 3,073    $    --
                                                                    =======    =======

NOTE 8.  DEPOSITS

    The table below summarizes deposits at December 31, 1997; since the Bank was acquired in 1997 no amounts are provided as of December 31, 1996.

                                                                     PAYABLE ON
                                                                       DEMAND
                                                                    (NON-INTEREST    PAYABLE ON A
                                                                      BEARING)        FIXED DATE      TOTAL
                                                                    -------------    ------------    -------
    Personal....................................................       $17,810          $4,218       $22,028
    Banks.......................................................         8,070             992         9,062
                                                                       -------          ------       -------
                                                                       $25,880          $5,210       $31,090
                                                                       =======          ======       =======

NOTE 9.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                       DECEMBER 31
                                                                    ------------------
                                                                     1997       1996
                                                                    -------    -------
    Accounts payable............................................    $11,225    $ 2,137
    Interest....................................................      5,291      3,009
    Reserve for lease costs.....................................        570      1,078
    Reinsurance.................................................         --        901
    Property and other taxes....................................      1,959        915
    Local improvement district assessments......................        647        727
    Due securities brokers......................................      2,396        568
    Other.......................................................        751        730
                                                                    -------    -------
                                                                    $22,839    $10,065
                                                                    =======    =======

NOTE 10.  DEBT

                                                                       DECEMBER 31
                                                                    ------------------
                                                                     1997       1996
                                                                    -------    -------
    Bonds payable by Drummond, non-recourse to the Company,
      interest variable, 8.5% at December 31, 1997, due
      semi-annually in January and July, principal due 20% each
      year based on the amount outstanding July 31, 2004 through
      July 31, 2008, unsecured..................................    $30,747    $40,673
    Non-recourse note payable, interest at 7%, due July 2000,
      unsecured.................................................     10,005         --
    Non-recourse note payable, interest at 12%, due July 15,
      1997, secured by real estate..............................         --        760
    Non-recourse note payable, interest at 12.25%, due December
      30, 1997, secured by real estate..........................         --        682
    Other.......................................................        850        822
                                                                    -------    -------
                                                                    $41,602    $42,937
                                                                    =======    =======

    As of December 31, 1997, the principal maturities of debt are as follows:

                              MATURITY                                AMOUNT
                              --------                             -------------
    1998........................................................   $          --
    1999........................................................             850
    2000........................................................          10,005
    2001........................................................              --
    2002........................................................              --
    Thereafter..................................................          30,747
                                                                   -------------
                                                                   $      41,602
                                                                   =============

NOTE 11.  INSURANCE COMPANY SUBSIDIARY

    The Company's wholly-owned insurance company subsidiary is engaged in administering and paying claims.

    Typically, the subsidiary has reinsurance arrangements for excess liabilities. Estimated reinsurance recoverable on unpaid losses was $1,960 in 1997 and $2,707 in 1996. Recorded recoveries amounted to $147, $1,314 and $1,118 in 1997, 1996 and 1995, respectively, on claims incurred. Accounts receivable include amounts due from reinsurers of $178 and $137 and accrued expenses include $534 and $901 due to reinsurers as of December 31, 1997 and 1996, respectively.

    Activity in the liability for unpaid claims and claims adjustment expenses is summarized as follows:

                                                                       DECEMBER 31
                                                                    ------------------
                                                                     1997       1996
                                                                    -------    -------
    Balance, beginning of year, net.............................    $10,443    $15,976
    Increase (decrease) in estimated losses and expenses for
      losses occurring in prior years...........................       (100)       453
    Paid on claims occurring during prior years.................     (3,908)    (5,986)
                                                                    -------    -------
    Unpaid claim liabilities, end of year, net..................      6,435     10,443
    Reinsurers' share...........................................      1,960      2,707
                                                                    -------    -------
    Balance, end of year........................................    $ 8,395    $13,150
                                                                    =======    =======

NOTE 12.  INCOME TAXES

    Income (loss) before income taxes and minority interest consists of:

                                                                       YEAR ENDED DECEMBER 31
                                                                    -----------------------------
                                                                     1997       1996       1995
                                                                    -------    -------    -------
    Canadian....................................................    $ 5,763    $ 4,904    $(1,200)
    Foreign.....................................................     19,131      9,215         --
                                                                    -------    -------    -------
                                                                    $24,894    $14,119    $(1,200)
                                                                    =======    =======    =======

    The recovery of (provision for) income taxes consist of the following:

                                                                       YEAR ENDED DECEMBER 31
                                                                    -----------------------------
                                                                     1997       1996       1995
                                                                    -------    -------    -------
    Current
      Canadian..................................................    $  (278)   $   (13)   $   (58)
      Foreign...................................................       (227)        --         --
    Deferred
      Canadian..................................................       (690)        60         23
                                                                    -------    -------    -------
                                                                    $(1,195)   $    47    $   (35)
                                                                    =======    =======    =======

    The timing differences relate primarily to differences in accounting between income tax and book for the results of operations of the insurance subsidiary.

    A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

                                                                             DECEMBER 31
                                                                    ------------------------------
                                                                      1997       1996       1995
                                                                    --------    -------    -------
    Income (loss) before income taxes and minority interest.....    $ 24,894    $14,119    $(1,200)
                                                                    ========    =======    =======
    Computed recovery of (provision for) income taxes at
      statutory rates...........................................    $(11,162)   $(6,330)   $   538
    (Increase) decrease in taxes resulting from:
      Nontaxable dividend income................................       2,421      2,421      1,933
      Foreign source income.....................................       8,578      4,131         --
      Tax loss benefit not recognized for book purposes.........          --       (306)    (2,147)
      Other, net................................................      (1,032)       131       (359)
                                                                    --------    -------    -------
    Recovery of (provision for) income taxes....................    $ (1,195)   $    47    $   (35)
                                                                    ========    =======    =======

    At December 31, 1997, the Company had accumulated noncapital losses which expire as follows:

    YEAR                                                            CANADIAN     U.S.        SWISS
    ----                                                            --------    -------    ----------
    1998........................................................    $    --     $    --        $4,221
    2000........................................................     15,371          --        35,511
    2002........................................................      3,098          --            --
    2003........................................................      2,353          --         4,308
    2004........................................................      2,207          --            --
    2009-2012...................................................         --      15,000            --
                                                                    -------     -------    ----------
                                                                    $23,029     $15,000       $44,040
                                                                    =======     =======    ==========

    A portion of the U.S. losses may be limited by U.S. tax law.

NOTE 13.  PREFERRED STOCK

    The Class A Preferred Shares, Series I have an issue price of $100 per share and a dividend rate of $5 per share annually. These shares may be converted into common shares during the first year after issuance at $5 per common share increasing at $.25 per year until a maximum conversion price of $6 per share is attained. The shares may be redeemed at any time at $100 per share plus any unpaid accrued dividends. Shareholders may retract the shares after five years from date of issuance, May 15, 1996, at $100 per share plus any unpaid accrued dividends if approved in advance by the Company's board of directors. All presently outstanding shares are held by its subsidiary, Logan, and have been eliminated in consolidation.

    The Class A Preferred Shares, Series A have an issue price of $100 per share, a dividend rate of $5 per share annually and may be converted into common shares during the first year after issuance at $9 per common share. These shares were converted during 1997.

NOTE 14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of financial instruments approximates book value except for securities which are discussed in Note 3 and bond debt payable which is carried at $30,747 and has an estimated fair value of $22,139 at December 31, 1997. The fair value of the bonds payable was based on an appraisal done during 1997 for the purpose of a proposed bond exchange.

NOTE 15.  COMMITMENTS AND CONTINGENCIES

    Leases
    ------

    Future minimum commitments under long-term non-cancelable leases are as follows for the next five years:

    YEAR                                                          AMOUNT
    ----                                                          ------
    1998........................................................  $  860
    1999........................................................     232
    2000........................................................     242
    2001........................................................     253
    2002........................................................     264
                                                                  ------
                                                                  $1,851
                                                                  ======

    Rent expense was $1,549, $660 and $383 for the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1996, the Company accrued $1,078 of net future costs of lease obligations for space not being used.

    Guarantees and Letters of Credit
    --------------------------------

    The Bank issues guarantees and letters of credit to meet credit requirements of its customers. The amounts, which are collateralized, are not included in the consolidated financial statements. Guarantees amounted to $2,133 and letters of credit amounted to $2,884 at December 31, 1997 (there were no guarantees or letters of credit at December 31, 1996).

    Litigation
    ----------

    The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from litigation to not be material at December 31, 1997.

    Regulation
    ----------

    Swiss regulations restricted dividends amounting to $4,400 at the Bank and $765 at the investment advisory subsidiaries from being paid as of December 31, 1997. Further, Canadian regulations with respect to the Company's insurance subsidiary did not allow dividends to be paid amounting to $5,994 at December 31, 1997, without permission being granted by the appropriate regulatory authority.

NOTE 16.  DERIVATIVE FINANCIAL INSTRUMENTS

    In the ordinary course of business, the Bank enters into various derivative contracts such as foreign exchange contracts and traded equity options whose notional amounts are not included in the consolidated balance sheet. Derivatives are contracts whose value is derived from an underlying asset or an underlying reference rate or index. The Bank uses derivatives for both trading and asset/liability management purposes. Trading activity includes transactions undertaken on behalf of the Bank and/or its customers. Asset/liability management derivatives are used by the Bank to manage its exposure to foreign currency fluctuations.

    The Bank strictly adheres to formalized risk management policies and procedures where limits are determined for each portfolio of derivative instruments based on product, currency and market volatility. Derivative instruments are subject to both market and credit risk. Market risk is the risk that the fair value of derivatives will fluctuate due to changes in foreign exchange rates or volatility. The credit risk is not equal to the notional amount as it is with assets recorded in the balance sheet. This risk is principally the replacement cost of any contract with a positive replacement value.

    At December 31, 1997, the Bank had a forward foreign exchange contract due within one year for asset/liability management purposes with a notional amount of $8,788. The net unfavorable position with respect to this contract amounts to $113 at December 31, 1997.

    The trading equity options contracts are due within one year and were for the benefit of the Bank's customers. The notional amount at December 31, 1997, amounted to $14,491 and there were no net unfavorable positions.

NOTE 17.  INTEREST RATE SENSITIVITY POSITION

    Management has analyzed the Bank's interest rate sensitivity position at December 31, 1997. Because of the current nature (over 90% of assets and liabilities and off-balance sheet positions are due within three months) of the Bank's position, the total interest rate gap is not significant at December 31, 1997, assuming no interest rate hedging is undertaken over the next twelve months.

NOTE 18.  SEGMENTED INFORMATION

    ASSETS:

                                                                           1997                   1996
                                                                    -------------------    -------------------
                                                                     AMOUNT     PERCENT     AMOUNT     PERCENT
                                                                    --------    -------    --------    -------
    Canada......................................................    $ 27,980      12.3%    $ 63,870      39.8%
    Switzerland.................................................     146,998      64.8       25,942      16.2
    United States...............................................      51,912      22.9       70,556      44.0
                                                                    --------     -----     --------     -----
                                                                    $226,890     100.0%    $160,368     100.0%
                                                                    ========     =====     ========     =====

    LIABILITIES:

                                                                           1997                   1996
                                                                    -------------------    -------------------
                                                                     AMOUNT     PERCENT     AMOUNT     PERCENT
                                                                    --------    -------    --------    -------
    Canada......................................................    $  3,912       3.8%    $ 17,671      26.7%
    Switzerland.................................................      52,738      50.7           --        --
    United States...............................................      47,276      45.5       48,481      73.3
                                                                    --------     -----     --------     -----
                                                                    $103,926     100.0%    $ 66,152     100.0%
                                                                    ========     =====     ========     =====

    TOTAL INCOME:

                                                                           1997                   1996
                                                                    -------------------    -------------------
                                                                     AMOUNT     PERCENT     AMOUNT     PERCENT
                                                                    --------    -------    --------    -------
    Canada......................................................    $ 29,043      33.7%    $ 39,460      52.3%
    Switzerland.................................................      30,925      35.9           --        --
    United States...............................................      26,092      30.4       36,007      47.7
                                                                    --------     -----     --------     -----
                                                                    $ 86,060     100.0%    $ 75,467     100.0%
                                                                    ========     =====     ========     =====

NOTE 19.  TRANSACTIONS WITH AFFILIATES

    During 1997, a subsidiary of MFC assumed a note receivable in the amount of $1,041 from an affiliate. The note was subsequently converted into 75,000 shares of the affiliates preferred stock. In addition, another MFC subsidiary advanced $1,115 to the aforementioned affiliate. This amount was still outstanding at December 31, 1997.

    The Company has a note receivable from a subsidiary of its former parent amounting to $2,438 at December 31, 1997. This note combined with the remaining balance of $6,394 from the former parent discussed below are classified as notes receivable at December 31, 1997. This note bears interest at a German bank's discount rate plus two percent, is secured by plant and equipment and is due with two months' notice.

    In 1996, the Company had a receivable due from its former parent of $27,405. The Company also had $3,030 due from another affiliate which was settled by the former parent. The Company received 700,000 shares of the former parent's stock with a fair value of $10,625 plus a note amounting to $19,810 in final settlement. The note is due January 1, 1999 and bears interest at 8%. The remaining balance of this note amounted to $6,394 at December 31, 1997.

    The former parent acquired for cash $8,233 of the Company's convertible debentures which it converted into 857,143 common shares of the Company's stock at the market price during 1996. Also during 1996, the Company acquired some Drummond bonds from its former parent for approximately $8,200 and no gain or loss resulted from this transaction.

    The Company sold a subsidiary of Logan to Ichor for $3,305 in December 1996. The purchase was paid in 2.5 million shares of Ichor's common stock and a promissory note for $1,942 (this amount has been combined with the $19,810 due from former parent and is classified as notes receivable at December 31,
    1996). The note was converted into 142,500 preferred Ichor shares during 1997. No gain or loss was recognized in this transaction. During 1996, the Company advanced $575 to Ichor which was repaid during 1997.

    The Company incurred a fee of $180 to an affiliate for accounting and management services provided during 1996. Also, Drummond incurred total fees of $435 to the Company's former parent and another affiliate. The Company earned a management fee from another affiliate during 1996 amounting to $1,011. The Company has $483 in receivables from this affiliate at December 31, 1996. Further, during 1995 the Company earned $585 in fees and expense reimbursements for general and administrative services provided to subsidiaries of its former parent.

    The Company is the lessee of an iron ore mine located in Canada. Neither the Company nor any of its affiliates operate the mine. Instead, the mine is operated by an independent party who pays royalties based on the amount of ore it extracts from the mine. The royalties are paid to a 36% owned affiliate which acquired the rights to the royalties during a prior year in exchange for preferred shares. The preferred shares, which are carried at cost, provide for a variable annual dividend rate and allow the Company the right to redeem the shares at an amount equal to the fair market value of the anticipated future royalty stream plus any unpaid dividends.

NOTE 20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

                                                                             DECEMBER 31
                                                                    -----------------------------
                RECONCILIATION OF NET INCOME (LOSS)                  1997       1996       1995
                -----------------------------------                 -------    -------    -------
    Net income (loss) in accordance with Canadian GAAP..........    $23,617    $13,994    $(1,235)
    Consolidation of Ichor......................................     (5,062)        --         --
    Extraordinary item, gain on extinguishment of debt..........     (2,922)    (3,373)        --
    Change in unrealized gain (loss) on trading securities,
      net.......................................................        555       (665)       233
    Deferred income tax benefit (provision), net................     (6,745)        --       (598)
                                                                    -------    -------    -------
    Income (loss) before extraordinary item.....................      9,443      9,956     (1,600)
    Extraordinary item, gain on extinguishment of debt..........      2,922      3,373         --
                                                                    -------    -------    -------
    Net income (loss) in accordance with U.S. GAAP..............    $12,365    $13,329    $(1,600)
                                                                    =======    =======    =======
    Basic earnings (loss) per common share U.S. GAAP
      Income (loss) before extraordinary item...................    $  0.81    $  1.07    $ (0.20)
      Extraordinary item........................................       0.26       0.38         --
                                                                    -------    -------    -------
                                                                    $  1.07    $  1.45    $ (0.20)
                                                                    =======    =======    =======
    Diluted earnings (loss) per common share U.S. GAAP
      Income (loss) before extraordinary item...................    $  0.76    $  1.04    $ (0.20)
      Extraordinary item........................................       0.24       0.37         --
                                                                    -------    -------    -------
                                                                    $  1.00    $  1.41    $ (0.20)
                                                                    =======    =======    =======
    Retained earnings in accordance with U.S. GAAP..............    $40,914    $29,049    $16,573
                                                                    =======    =======    =======

    Consolidation
    -------------

    The results of Ichor's 1997 and 1996 operations are required to be consolidated under U.S. GAAP in conformity with Statement of Financial Accounting Standards No. 94, "Consolidation of All Majority-Owned Subsidiaries." Ichor was acquired near the end of 1996. As a result, there was no effect on the 1996 consolidated results of operations due to this transaction.

    Securities
    ----------

    U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities.

    Non-bank securities included trading securities at fair value summarized as follows:

                                                                       DECEMBER 31
                                                                    ------------------
                                                                     1997       1996
                                                                    -------    -------
    Debt securities.............................................    $25,204    $12,847
    Term deposits...............................................      5,547      8,409
    Preferred shares............................................         --      1,765
    Common shares...............................................      7,570     18,877
                                                                    -------    -------
                                                                    $38,321    $41,898
                                                                    =======    =======

    The change in unrealized gain (loss) in trading securities is included in the income reconciliation above.

    Income Taxes
    ------------

    Under U.S. GAAP, the Company would have had a deferred tax asset of approximately $755 and $7,500 at December 31, 1997 and 1996, respectively. The effect of change in this asset amount is included in the income reconciliation above.

    Even though realization of the asset under U.S. GAAP is not assured, management believes that it is more likely than not that the benefit will be realized.

    Supplemental Disclosures with Respect to Statements of Changes in Financial
    ---------------------------------------------------------------------------
    Position
    --------

    Significant noncash transactions in 1997 included:

    1. Series A, Class A preferred shares with a value of $12,832 were converted to common shares.

    2. A subsidiary of the Company converted $2,983 of debt from another subsidiary into 217,500 preferred shares.

    3. A note receivable for $7,233 was settled with trading securities with the same market value.

    Significant noncash transactions in 1996 included:

    1. The Company received common stock in its former parent with a fair value of $10,625 and a note in the amount of $19,810.

    2. The Company sold a subsidiary to Ichor in exchange for common stock with a fair value of $1,363 and a promissory note for $1,942.

    3. The Company transferred parcels of land to lenders in exchange for extinguishment of debt amounting to $2,340 resulting in a gain of $352.

    4. Debentures of $8,233 were converted into 857,143 common shares of the Company's stock at the market price.

    5. Preferred shares of $4,383 were converted into 1,096,000 common shares of the Company's stock.

    There were no significant noncash transactions in 1995.

    New U.S. Accounting Standards
    -----------------------------

    Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," is effective for years beginning after December 15, 1997. The primary objective of this statement is to report and disclose a measure ("Comprehensive Income") of all changes in equity of a company that result from transactions and other economic events of the period other than transactions with owners. The Company does not anticipate that the statement will have a significant impact on its future financial statements.

    Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," is effective for years beginning after December 15, 1997. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements other than potentially providing more financial statements disclosures.

    Statement of Financial Standards No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," standardizes the disclosure requirements for pensions and other postretirement benefits. This statement requires additional information on changes in benefit obligations and fair values of plan assets. It revises prior standards and is effective for years beginning after December 15, 1997. Because the Company does not currently have any significant employee benefit plans nor intends to initiate any in the near-term, there should not be an impact on its financial statements.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
  MFC BANCORP LTD.

     Our report on the consolidated financial statements of MFC Bancorp Ltd. is included on page 25 of this Form 20-F. In connection with our audits of such financial statements, we have also audited the related financial statement schedules listed in Item 19(a)7 of this Form 20-F.

     In our opinion, the financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ PETERSON SULLIVAN, P.L.L.C.

Peterson Sullivan, P.L.L.C.
May 20, 1998
Seattle, Washington

                                MFC BANCORP LTD.

          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                             (DOLLARS IN THOUSANDS)

                                 BALANCE SHEETS

                                                                 AS AT DECEMBER 31,
                                                                --------------------
                                                                  1997        1996
                                                                --------    --------
                                     ASSETS
Cash and securities.........................................    $117,768    $ 62,943
Receivables.................................................      20,515      17,708
Loans and notes receivable..................................      53,490      33,747
Real estate held for resale.................................       6,339       8,187
Deposit.....................................................          --      25,942
Excess cost of net assets acquired..........................      20,037      11,277
Other.......................................................       8,741         564
                                                                --------    --------
                                                                $226,890    $160,368
                                                                ========    ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits....................................................    $ 31,090    $     --
Accounts payable and accrued expenses.......................      22,839      10,065
Debt........................................................      41,602      42,937
Accrued losses, claims and settlement expenses..............       8,395      13,150
Minority interest...........................................       2,808       2,700
Shareholders' equity........................................     120,156      91,516
                                                                --------    --------
                                                                $226,890    $160,368
                                                                ========    ========

                            STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1997       1996       1995
                                                                -------    -------    -------
Revenues
  Financial services and securities.........................    $74,789    $61,511    $22,815
  Sale of real estate.......................................      4,500      7,231         --
  Interest and other........................................      6,771      6,725      3,514
                                                                -------    -------    -------
                                                                 86,060     75,467     26,329
Expenses
  General and administrative................................     12,368      7,558      5,600
  Securities................................................     40,597     44,397     21,491
  Interest..................................................      5,140      6,114        438
  Cost of real estate sold..................................      3,061      3,279         --
  Income taxes (recovery)...................................      1,195        (47)        35
  Monthly interest..........................................         82        172         --
                                                                -------    -------    -------
                                                                 62,443     61,473     27,564
                                                                -------    -------    -------
  Net income (loss).........................................    $23,617    $13,994    $(1,235)
                                                                =======    =======    =======

                            STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1997        1996       1995
                                                              --------    --------    -------
Net cash used by operating activities.....................    $(22,470)   $ 15,660    $(1,792)
Net cash provided by financing activities.................     (29,611)     12,937         (3)
Net cash provided by investing activities.................      75,579     (12,508)        --
Exchange rate effect on cash and cash equivalents.........       1,161          --         --
                                                              --------    --------    -------
Net change in cash........................................      24,659      16,089     (1,795)
Cash and cash equivalent, beginning of year...............      17,563       1,474      3,269
                                                              --------    --------    -------
Cash and cash equivalent, end of year.....................    $ 42,222    $ 17,563    $ 1,474
                                                              ========    ========    =======

                                MFC BANCORP LTD.

               SCHEDULE III: SUPPLEMENTARY INSURANCE INFORMATION

                                                 FUTURE POLICY
                                  DEFERRED     BENEFITS, LOSSES,              OTHER POLICY
                                   POLICY         CLAIMS AND                   CLAIMS AND                 NET
                                 ACQUISITION         LOSS          UNEARNED     BENEFITS     PREMIUM   INVESTMENT
            SEGMENT                 COST           EXPENSES        PREMIUMS     PAYABLE      REVENUE     INCOME
            -------              -----------   -----------------   --------   ------------   -------   ----------
Property and casualty:
December 31, 1997..............        --         $ 8,395,000          --           --           --    $2,351,000
December 31, 1996..............        --         $13,150,000          --           --           --    $1,663,000
December 31, 1995..............        --         $18,849,000          --           --           --    $2,447,000

                                                     AMORTIZATION
                                 BENEFITS, CLAIMS    OF DEFERRED
                                     LOSS AND           POLICY        OTHER
                                    SETTLEMENT       ACQUISITION    OPERATING    PREMIUMS
            SEGMENT                  EXPENSES            COST        EXPENSES    WRITTEN
            -------              -----------------   ------------   ----------   --------
Property and casualty:
December 31, 1997..............           --               --       $   59,000         --
December 31, 1996..............           --               --       $1,502,000         --
December 31, 1995..............           --               --       $  857,000         --

                                MFC BANCORP LTD.

                            SCHEDULE IV: REINSURANCE

                                                              ASSUMED                    PERCENTAGE
                                                CEDED TO       FROM                      OF AMOUNT
                                    GROSS         OTHER        OTHER          NET         ASSUMED
                                   AMOUNT       COMPANIES    COMPANIES      AMOUNT         TO NET
                                 -----------    ---------    ---------    -----------    ----------
Property and casualty:
December 31, 1997............    $        --    $     --           --     $        --       N/A
December 31, 1996............    $        --    $     --           --     $        --       N/A
December 31, 1995............    $(3,683,000)   $596,000           --     $(4,279,000)      N/A

                                MFC BANCORP LTD.

SCHEDULE VI: SUPPLEMENTAL INFORMATION CONCERNING PROPERTY -- CASUALTY INSURANCE OPERATIONS AS AT DECEMBER 31, 1997

     [THIS SCHEDULE IS OMITTED BECAUSE THE RELEVANT INFORMATION WAS EITHER SHOWN ON SCHEDULE III OR SCHEDULE IV]

(B) Exhibits:
    --------


     3.1    Articles of Incorporation.(1)

     3.2    Certificate of Amendment.(1)

     3.3    Bylaws.(1)

     4.1    Master Trust Indenture between Drummond Financial
            Corporation and Harris Trust Company of New York, as trustee, dated August 26, 1993. Incorporated by reference to Form S-1 filed June 7, 1993.

     4.2    First Supplemental Indenture between Drummond Financial
            Corporation and Harris Trust Company of New York, as trustee, dated November 30, 1993.(1)

     4.3    Second Supplemental Indenture between Drummond Financial
            Corporation and Harris Trust Company of New York, as trustee, dated October 23, 1996. Incorporated by reference to Drummond Financial Corporation's Form 10-QSB for the period ended September 30, 1996.

     4.4    Third Supplemental Indenture between Drummond Financial
            Corporation, Harris Trust Company of New York and The Bank of Nova Scotia Trust Company of New York dated for reference
            May 13, 1997.

     4.5    Fourth Supplemental Indenture between Drummond Financial
            Corporation, The Bank of Nova Scotia Trust Company of New
            York and Drummond Financial (B.C.) Ltd. dated for reference
            February 4, 1998.

     4.6    Master Trust Indenture between the Company and Norwest Bank
            Minnesota, National Association, as trustee, dated March 31,
            1998.

    10.1    Memorandum of Agreement between the Company and Wabush Iron
            Co. Limited, Stelco Inc. and Dofasco Inc. dated November 24,
            1987.(2)

    10.2    Amendment to Mining Lease between the Company and Wabush
            Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated January
            1, 1987.(2)

    10.3    First Amendment to Memorandum of Agreement between the
            Company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco
            Inc.(2)

    10.4    Assignment Agreement between the Company and Prada Holdings
            Ltd. dated as of January 1, 1992.(1)

    10.5 Employment Agreement dated July 1, 1994 between the Company and Michael J. Smith.(1)

    10.6 Separation Agreement between Mercer International Inc. and the Company dated for reference March 29, 1996.(1)

    10.7 Amendment Agreement made effective March 19, 1996, between the Company and Michael J. Smith.(1)

    10.8    Purchase Agreement between the Company and Volendam
            Securities C.V. dated for reference May 16, 1996.(1)

    10.9    Purchase Agreement between the Company and Volendam
            Securities C.V. dated for reference May 27, 1996.(1)

    10.10   Share Purchase Agreement between the Company and Frederick
            Wong dated June 6, 1996.(1)

    10.11   Subscription Agreement between the Company and Drummond
            Financial Corporation dated June 20, 1996. Incorporated by reference to Drummond Financial Corporation's Form 8-K dated
            June 27, 1996.

    10.12   Share Purchase Agreement between the Company and Med Net
            International Ltd. dated June 20, 1996.(3)

    10.13 Share Purchase Agreement among the Company and various shareholders of Logan International Corp. dated June 20,
            1996.(3)

    10.14   Subscription Agreement between Drummond Financial
            Corporation and Logan International Corp. dated June 20,
            1996. Incorporated by reference to Logan International
            Corp.'s Form 8-K dated June 27, 1996.

    10.15 Share Purchase Agreement between Lehman Brothers Bankhaus AG and the Company dated October 3, 1996.(1)

    10.16   Purchase Agreement between the Company and Robabond Holding
            AG dated June 27, 1997.

    10.17   Share Purchase Agreement between the Company and Procom
            Holding AG dated September 22, 1997.

    10.18 Supplementary Agreement to Share Purchase Agreement between the Company and Procom Holding AG dated September 22, 1997.

    10.19 Agreement between the Company and the holders of the Company's Class A Preferred Shares dated December 1,
            1996.(1)

    10.20   Subscription Agreement between the Company and Logan
            International Corp. dated December 2, 1996. Incorporated by reference to the Company's Schedule 13D/A (Amendment No. 1) dated December 16, 1996 with respect to Logan.

    21.     Subsidiaries of the Company.

---------------

(1) Incorporated by reference to the Company's Form 20-Fs filed in prior years.

(2) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1989.

(3) Incorporated by reference to the Company's Schedule 13D dated June 27, 1996 with respect to Logan.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated at Geneva, Switzerland this 22nd day of May, 1998.

                                          MFC BANCORP LTD.

                                          By: /s/ MICHAEL J. SMITH
                                              -----------------------
                                              Michael J. Smith
                                              Chief Executive Officer