Form 20-F
period 1998-12-31
MFC BANCORP LTD
filed 1999-10-04
CIK 16859

===============================================================================

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

                For the fiscal year ended December 31, 1998, or

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

                 6 RUE CHARLES-BONNET, 1206 GENEVA, SWITZERLAND
                                (41 22) 818-2999
                    (Address and telephone number of office)

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

                   12,056,623 COMMON SHARES WITHOUT PAR VALUE

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

     In this Form 20-F annual report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods:

                                                           YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                 1998      1997      1996      1995      1994
                                                ------    ------    ------    ------    ------
End of period...............................    0.6504    0.6999    0.7301    0.7323    0.7128
High for period.............................    0.7105    0.7487    0.7513    0.7527    0.7632
Low for the period..........................    0.6714    0.6945    0.7235    0.7023    0.7103
Average for the period......................    0.6836    0.7221    0.7332    0.7286    0.7318

     The information set forth in this Form 20-F annual report is as at December 31, 1998 unless an earlier or later date is indicated. On May 6, 1999, the noon rate of exchange, as reported by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was U.S.$0.6870 per Canadian dollar.

                                MFC BANCORP LTD.

                                   FORM 20-F

                               TABLE OF CONTENTS

                                                                         PAGE NO.
                                                                         --------
                                     PART I
ITEM 1.    DESCRIPTION OF BUSINESS.....................................      4
           The Company.................................................      4
           General.....................................................      4
           Business of the Company.....................................      4
ITEM 2.    DESCRIPTION OF PROPERTIES...................................      8
ITEM 3.    LEGAL PROCEEDINGS...........................................      9
ITEM 4.    CONTROL OF REGISTRANT.......................................     10
ITEM 5.    NATURE OF TRADING MARKET....................................     10
           Market Information..........................................     10
           Shareholder Distribution....................................     10
           Dividend Information........................................     10
ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
           HOLDERS.....................................................     11
ITEM 7.    TAXATION....................................................     11
           Certain Canadian Federal Income Tax Consequences............     11
           Certain United States Federal Income Tax Consequences.......     12
ITEM 8.    SELECTED FINANCIAL DATA.....................................     14
ITEM 9.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS...................................     15
           Results of Operations.......................................     15
           Liquidity and Capital Resources.............................     17
           Foreign Currency............................................     18
           European Economic and Monetary Union........................     18
           Derivative Instruments......................................     19
           Year 2000...................................................     19
           Inflation...................................................     19
ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
           RISK........................................................     20
ITEM 10.   DIRECTORS AND OFFICERS OF THE REGISTRANT....................     21
ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS......................     21
           Executive Compensation......................................     22
           Employment Agreements and Termination of Employment or
           Change of Control...........................................     22
ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
           SUBSIDIARIES................................................     23
ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..............     23
                                     PART II
ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED..................     24
                                    PART III
ITEM 15.   DEFAULTS UPON SENIOR SECURITIES.............................     24
ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES..................................................     24
                                     PART IV
ITEM 17.   FINANCIAL STATEMENTS........................................     25
ITEM 18.   FINANCIAL STATEMENTS........................................     25
ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS...........................     25
           SIGNATURES..................................................     52

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

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

     IN THIS DOCUMENT, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE "COMPANY" REFERS TO MFC BANCORP LTD. AND ITS SUBSIDIARIES AND ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED. SELECTED FINANCIAL INFORMATION HAS ALSO BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S.$0.6504, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE OF CONVERSION FOR CANADIAN DOLLARS TO U.S. DOLLARS AS AT DECEMBER 31, 1998.

GENERAL

     The Company is in the financial services business specializing in private and investment banking internationally and employs 35 people. It also conducts proprietary investing activities for its own account.

     The Company's banking business is conducted by its wholly-owned subsidiary, MFC Merchant Bank S.A. (the "Bank"), a licensed full-service Swiss bank based in Geneva, Switzerland. The Bank's activities include private banking and investment banking. Private banking focuses on asset management, securities trading services and servicing the Bank's worldwide base of clients, including corporations, small to mid-sized institutions and high net-worth individuals. Investment banking services include providing finance and advisory services to clients with respect to corporate finance transactions and underwriting issuances of securities. The Bank does not engage in commercial or real estate lending.

     The Company's proprietary investing activities consist of the Company using its own resources and expertise to invest for its own account. These activities concentrate on the identification and acquisition of control of undervalued assets and the development and realization of the full potential thereof. The Company seeks to acquire controlling interests in businesses or assets whose intrinsic value is not properly reflected in their share price or value. The Company invests globally with the objective of maximizing total return measured through both long-term appreciation and recognized gains. Such investments are not passive and the Company primarily seeks controlling interests in relation to its investments. The Company's proprietary investing includes an indirect interest in a mineral royalty (the "royalty interest").

     The Company was previously an approximately 92% owned subsidiary of Mercer International Inc. ("Mercer"), which in June 1996, "spun-off" the Company to its shareholders by way of a special stock dividend, as no significant synergies existed between the Company's and Mercer's businesses. The spin-off resulted in the Company becoming much more active and permitted the Company to focus its attention and financial resources on its own corporate goals and business plans without regard to the corporate objectives of its former parent.

BUSINESS OF THE COMPANY

BANKING

     MFC acquired the Bank in February 1997 for $27.4 million. In addition, MFC agreed to pay the vendor an annual fee of between 0.25% to 0.50% of the assets held under management by the Bank from certain clients at the time of sale and retained by it during the first three years after closing, and 50% of any actual Swiss tax savings realized by the Bank from the utilization of its initial tax loss carry-forwards, if and when used.

     In September 1997, the Company acquired Bank Rinderknecht AG ("BRA") for $9.6 million. BRA, headquartered in Zurich, Switzerland, was active in private banking and securities trading for Swiss and foreign customers since 1870. BRA had been placed in liquidation by the Swiss Federal Banking Commission in August 1997.

     Following the acquisition of BRA, it was merged with the Bank under the name MFC Merchant Bank S.A. The Bank subsequently rationalized the combined operations, including transferring all administrative activities to Geneva, Switzerland. Certain activities of BRA, such as securities trading on the Swiss Stock Exchange, were discontinued.

     The acquisition of BRA broadened the Bank's customer base and increased its assets under management. The acquisition has also provided the Bank with substantial future tax benefits, including tax loss carry-forwards of approximately $44.0 million.

     In the second quarter of 1997, the Company completed the acquisition of the MFC Securities group of companies ("MFC Securities"), a bond trader based in Zurich, Switzerland, for their approximate book value of $15.7 million plus a contingent variable annual fee which is payable in cash or in common shares of MFC, at the option of the vendors, and is based upon MFC Securities' future net-after-tax profits.

     The Bank is a fully licensed Swiss Bank authorized to engage in deposit taking and all forms of banking, including private, investment and commercial banking. The Bank's principal activities focus on private banking (asset management) and building and expanding its investment banking activities. The Bank has not, and generally does not intend to, engage in commercial banking activities such as commercial or real estate lending.

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

     The Bank's sources of revenues are fees and commissions from private banking and investment banking services, interest income and related trading income. Private banking fees and commissions are earned by the Bank from providing asset management services, brokerage of securities, futures and options, as well as securities custody and clearing, fiduciary and agency, and cash management services. Private banking fees are also earned from commitments to extend credit, standby letters of credit and guarantees. Investment banking fees are generated by providing strategic and financial advice and arranging financing for clients, and include advisory and underwriting revenues. Interest income is generated by the Bank through interest earned on the Bank's capital and deposits and from "securities margin" loans to clients. The Company intends to focus upon increasing the earnings generated by the Bank's services for clients and the amount of client related income.

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

     The primary risks faced by the Bank are credit or counterparty risks, market risks and transaction risks. The Bank has adopted comprehensive risk management processes to facilitate, control and monitor risk taking. Further, the Bank does not engage in certain businesses such as commercial, real estate or consumer lending. The Bank only enters into derivative contracts to provide products and services to clients and not for its own account.

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

PROPRIETARY INVESTING

     The Company's proprietary investing concentrates on the identification, financing and acquisition of controlling interests in companies or assets whose intrinsic values are not properly reflected in their share price or value. The Company seeks to acquire interests in companies in which management believes its expertise in financial restructuring and asset management can add value to the Company's investment. In addition, from time to time, the Company acts as a bridge lender or provides interim financing to companies pending reorganization or prior to going public to generate fee income and in conjunction with its proprietary investment strategy. The Bank's services also assist in identifying proprietary investing opportunities for the Company, as such opportunities often develop through relationships with clients. Proprietary investments are made and managed to maximize total return.

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

     In fiscal 1998, 1997 and 1996, respectively, iron ore shipments from the mine were 5.6 million, 5.7 million and 5.2 million tons, and gross revenues from the royalty interest were $12.9 million, $13.1 million and $11.7 million.

     The royalty interest, which is stated on the Company's balance sheet at its historical cost of $1.7 million, was independently appraised in 1998 at an average of $30.0 million on a pretax basis using an 11% rate of return.

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

     Other proprietary investments include the Company's interest in 69% of the common shares and all of the redeemable preferred shares of Logan International Corp. ("Logan") acquired in 1996 at an aggregate cost of approximately $13.4 million. Logan holds a portfolio of undeveloped real estate assets which are located in the Pacific Northwest region of the State of Washington. On a substantial portion of the properties, the Company is conducting pre-development work relating to infrastructure, rezoning, subdivision and permitting. The Company does not intend to develop any of its properties, but in certain instances may participate in development joint venture arrangements as an interim step in the sale of a property and will continue pre-development work on the properties to the extent necessary to protect or enhance their value.

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

     In 1996, MFC acquired approximately 35% of the outstanding common shares and three million variable voting redeemable preferred shares (the "Preferred Shares") of Drummond Financial Corporation ("Drummond") for an aggregate cost of approximately $11.8 million. The Preferred Shares have variable voting rights which result in MFC currently having approximately 49% (the "Threshold Amount") of the voting power in Drummond. In the event that any party acquires a voting interest in excess of the Threshold Amount, the Preferred Shares become fully voting and MFC will have approximately 76% of the voting power in Drummond. In 1998, MFC acquired all of Drummond's outstanding bonds due April 1, 2008 in consideration for U.S.$15.2 million of 8% Convertible Subordinated Bonds due April 2008 of MFC (the "MFC Bonds"). The MFC Bonds are convertible into common shares in the capital of MFC at a conversion price of U.S.$13.22 per common share.

     The Company also has investments of approximately $6.8 million at December 31, 1998 relating to its insurance obligations with respect to Constitution Insurance Company of Canada ("Constitution"), which the Company acquired in 1991. All of Constitution's insurance policies have expired and the Company manages and administers its outstanding claims in the ordinary course. The investment portfolio consists of short-term and long-term fixed interest debt securities. The Company maintains certain key personnel, office premises and computer systems in connection with its insurance business, as it has been seeking other opportunities in the insurance industry.

COMPETITION

     The Company conducts its business in a global environment that is highly competitive and unpredictable. The Company competes against brokerage firms, investment banks, merchant banks and other investment managers, and the Bank faces competition in Switzerland from other banks, asset managers and a range of non-bank financial institutions and internationally from investment banks and securities dealers. Many of the Company's competitors are national or international companies with far greater resources, capital and access to information than the Company. As a result, the Company may become involved in transactions with more risk.

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

ITEM 2.  DESCRIPTION OF PROPERTIES

     The Company's principal office is currently located in Geneva, Switzerland and the Company also maintains offices in Zurich, Switzerland and Toronto, Canada. All of the Company's premises are leased.

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

     Iron ore is shipped from the Wabush Mine to Pointe Noire, Quebec, Canada, where it is pelletized. Geological studies done on the Wabush Mine to date have estimated that the mine has iron ore deposits of approximately 713 million tons averaging 34.5 fe. During 1996, 1997 and 1998, 5.2 million, 5.7 million and 5.6 million tons of iron ore, respectively, were shipped from the Wabush Mine.

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

     The royalty interest is subject to an escalation tax that is payable to the Province of Newfoundland, Canada based upon the amount of iron ore shipped from the Wabush Mine and computed pursuant to the Mesabi Old Range Non-Bessemer ore market price (the "Reference Price"). The escalation tax was $0.37 per ton in each of 1996, 1997 and 1998. The Reference Price has ceased to be published and the Company and the Government of Newfoundland are discussing possible alternatives.

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

ITEM 3.  LEGAL PROCEEDINGS

     By notices of reassessment dated June 7, 1996, Revenue Canada reassessed the Company for taxes with respect to its 1992, 1993 and 1994 taxations years, asserting that additional taxable income is attributable to the Company with respect to the royalty interest in those taxation years, resulting in additional taxes due in the aggregate amount of approximately $9.8 million. In addition, Revenue Canada reduced the Company's non-taxable loss for the 1993 taxation year.

     The Company has appealed the reassessments to the Tax Court of Canada. The Company is vigorously contesting Revenue Canada's position and believes that it has a meritorious defense to Revenue Canada's claims. The Company believes that there are sufficient tax losses available to offset the amount of additional income being attributed to the Company by Revenue Canada.

     The Company is also subject to routine litigation incidental to its business, but does not anticipate that the outcome of such litigation will have a material adverse effect on its business or financial condition.

ITEM 4.  CONTROL OF REGISTRANT

     As at May 6, 1999, to the best of the Company's knowledge, no person owns or controls 10% or more of the Company's common shares. The Company's officers and directors, as a group, own or control, directly or indirectly, an aggregate of 1,104,943 common shares and have options on 1,509,500 common shares, representing approximately 19.3% of the Company's common shares on a fully diluted basis.

ITEM 5.  NATURE OF TRADING MARKET

MARKET INFORMATION

     The Company's common shares are quoted on the Nasdaq National Market ("Nasdaq") under the symbol "MXBIF". The following table sets forth the quarterly high and low sales prices of the Company's common shares on Nasdaq and the OTC Bulletin Board (the "OTC"), for the periods indicated:

                                                                     NASDAQ/OTC(1)
                                                                ------------------------
                                                                   HIGH          LOW
                                                                ----------    ----------
1997
March 31....................................................    U.S.$ 7.50    U.S.$ 5.70
June 30.....................................................          8.75          5.45
September 30................................................         11.25          7.25
December 31.................................................         11.56          9.00
1998
March 31....................................................         14.06          9.88
June 30.....................................................         14.38          9.50
September 30................................................         10.31          5.88
December 31.................................................          9.25          4.69
1999
March 31....................................................          9.00          6.50
April 1 to May 6............................................          7.50          5.81

---------------

(1) The Company's common shares were quoted on the OTC until May 1997. Thereafter, they were quoted on Nasdaq.

SHAREHOLDER DISTRIBUTION

     As of May 6, 1999, there were approximately 2,261 holders of record of the Company's common shares and a total of 12,056,623 common shares were outstanding. Approximately 10,763,926 or 89% of the Company's common shares are held of record by 1,909 U.S. holders, including depositories and clearing agencies.

DIVIDEND INFORMATION

     In 1997, the Company resolved to pay regular dividends on its common shares, subject to, among other things, the availability of earnings and its anticipated cash requirements. In June 1997, the Company paid its first dividend in the amount of $0.01 per common share and, in June 1998, the Company paid a dividend in the amount of U.S.$0.02 per common share. The actual timing, payment and amount of future dividends paid by the Company will be determined by the board of directors of the Company, based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the board of directors of the Company considers relevant.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
         SECURITY HOLDERS

     There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. However, any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of the voting shares of the Company) pursuant to Article X of the Canada-United States Income Tax Convention (1980), as amended (the "Treaty"). See "ITEM 7. Taxation".

     Except as provided in the Investment Canada Act (the "ICA"), there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Yukon Territory, or in the charter documents of the Company.

     The ICA requires non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The ICA is applicable to, and Investment Canada will review, transactions which result in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceed certain threshold levels (such thresholds being favourably varied for U.S. citizens by legislation relating to the Canada-U.S. Free Trade Agreement) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

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

CAPITAL GAINS

     A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of the Company unless the share represents "taxable Canadian property" to the holder thereof. The common shares of the Company will be considered taxable Canadian property to a non-resident holder if:

     (a)  the non-resident holder;

     (b) persons with whom the non-resident holder did not deal at arm's length; or

     (c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class of the capital stock of the Company at any time during the five year period preceding the disposition of such shares. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

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

US HOLDERS

     As used herein, a "US Holder" includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for US tax purposes and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

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

CANADIAN GAAP

                                                       YEARS ENDED DECEMBER 31,
                                        ------------------------------------------------------
                                          1998        1997        1996       1995       1994
                                        --------    --------    --------    -------    -------
                                             (in thousands, other than per share amounts)
Revenues..............................  $123,310    $ 86,060    $ 75,467    $26,329    $27,015
Net income (loss).....................    30,235      23,617      13,994     (1,235)     5,383
Net income (loss) per share
  Basic(1)............................      2.48        1.95        1.52      (0.15)      0.67
  Fully diluted(1)....................      2.20        1.79        1.37      (0.15)      0.67
Total assets..........................   249,782     226,890     160,368     73,551     90,188
Debt..................................    40,091      41,602      42,937         --        190
Shareholders' equity..................   154,396     120,156      91,516     51,383     51,320
Cash dividends(2).....................       369         106          --         --         --

---------------

(1) All amounts have been adjusted to reflect a 1 to 1.5 stock split effected in March 1996.

(2) Paid on the Company's common shares.

US GAAP

                                                       YEARS ENDED DECEMBER 31,
                                        ------------------------------------------------------
                                          1998        1997        1996       1995       1994
                                        --------    --------    --------    -------    -------
                                             (in thousands, other than per share amounts)
Revenues..............................  $118,842    $ 83,138    $ 72,094    $26,329    $27,015
Net income (loss).....................    31,922      12,365      13,329     (1,600)     8,556
Net income (loss) per share
  Basic(1)............................      2.62        1.07        1.45      (0.20)      0.96
  Diluted(1)..........................      2.42        1.00        1.41      (0.20)      0.96
Total assets..........................   241,202     223,528     173,597     77,711     97,586
Debt..................................    40,091      41,602      42,937         --        190
Shareholders' equity..................   146,969     112,721      95,331     58,416     58,718
Cash dividends(2).....................       369         106          --         --         --

---------------

(1) All amounts have been adjusted to reflect a 1 to 1.5 stock split effected in March 1996.

(2) Paid on the Company's common shares.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 1998 should be read in conjunction with the consolidated financial statements and related notes included in this annual report.

     The Company's financial statements included herein were prepared in accordance with Canadian GAAP. For a reconciliation of the Company's financial statements included herein to US GAAP, see Note 19 to the said financial statements.

     Certain reclassifications have been made to the prior periods' financial statements to conform to the current period's presentation.

RESULTS OF OPERATIONS

     The Company operates in the financial services business, specializing in private and investment banking internationally. It also engages in proprietary investing for its own account. The Company conducts its banking activities through its wholly-owned subsidiary, MFC Merchant Bank S.A., which was acquired in February 1997.

     The Company's results of operations may be materially affected by market fluctuations and economic factors. In addition, the Company's results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. The Company's results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in private and investment banking such as banks and investment dealers, along with other sources such as insurance companies, mutual fund groups, on-line service providers and other companies offering financial services in Europe and globally.

     The following is a summary of the Company's revenues by geographic region for the fiscal years ended December 31, 1998, 1997 and 1996:

                                                                1998       1997       1996
                                                              --------    -------    -------
                                                                      (in thousands)
Canada......................................................  $ 31,392    $29,043    $39,460
Switzerland.................................................    88,237     30,925         --
United States...............................................     3,681     26,092     36,007
                                                              --------    -------    -------
                                                              $123,310    $86,060    $75,467
                                                              ========    =======    =======

     The following table provides certain selected financial information for the Company for each quarter of 1998:

                                                                     1998
                                              ---------------------------------------------------
                                              DECEMBER 31    SEPTEMBER 30    JUNE 30     MARCH 31
                                              -----------    ------------    --------    --------
                                                 (in thousands, other than per share amounts)
Revenues....................................   $ 43,185        $ 26,230      $ 21,100    $ 32,795
Expenses....................................     31,458          21,239        14,332      25,753
Net income..................................     11,377           5,046         6,852       6,960
Fully diluted earnings per share............       0.80            0.39          0.51        0.52
Total assets................................    249,782         266,580       226,253     235,610
Shareholders' equity........................    154,396         141,837       128,657     125,413

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

     In 1998, the Company's revenues increased by approximately 43.3% to $123.3 million from $86.1 million in 1997, primarily due to increased banking and financial services fees. Banking and financial services fees increased by 41.8% in 1998 from 1997, as a result of the inclusion of the results of the Bank for the full year. The acquisition of the Bank resulted in the Company generating revenues from operations such as brokerage commissions, foreign exchange trading fees, asset management and related fees and banking fees generated from placing customer deposits on a fiduciary basis with counterparties. The increase in revenue resulted primarily from an increase in the amount of assets under management and higher revenues from corporate finance advisory services. Revenues from investments increased by 56.5% in the current year from 1997, as a result of greater trading activities. The Company's investment portfolio remains principally invested in investment grade securities.

     Expenses increased to $92.8 million in 1998 from $61.2 million in 1997, primarily as a result of higher revenues. General and administrative expenses increased to $19.4 million in 1998 from $12.4 million in 1997, primarily due to the inclusion of the results of the Bank for the full year and higher revenues. Interest expense decreased to $4.8 million in 1998 from $5.1 million in 1997, primarily due to a decrease in amounts borrowed during the year.

     In 1998, net earnings were $30.2 million or $2.48 per share on a basic basis ($2.20 per share on a fully diluted basis). Net earnings in 1998 included $8.1 million on the purchase of debt securities. In 1997, net earnings were $23.6 million or $1.95 per share on a basic basis ($1.79 per share on a fully diluted basis). Net earnings in 1997 included $2.9 million on the purchase of debt securities. Increased revenues from banking and financial services contributed to improved earnings in 1998, which were partially offset by increased expenses related to investment securities and higher general and administrative expenses.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

     In 1997, the Company's revenues increased by 14% to $86.1 million from $75.5 million in 1996, primarily due to increased financial services fees. Financial services fees increased to $26.8 million in the current year from $4.5 million in the comparative period, as a result of the inclusion of the results of the Bank, BRA and MFC Securities. In 1997, as a result of its acquisitions, the Company generated revenues from new operations, such as brokerage commissions, spread income from Eurobond dealing, foreign exchange trading fees, asset management and related fees and banking fees generated from the placing of customer deposits on a fiduciary basis with counterparties. The majority of the increase in revenue is directly related to the amount of assets under management at the Bank, which increased significantly throughout 1997 as a result of internal growth and the acquisition of BRA. The acquisition of the Bank also significantly increased the Company's revenues from corporate finance advisory services.

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

LIQUIDITY AND CAPITAL RESOURCES

     The following table is a summary of selected financial information concerning the Company for the periods indicated:

                                                    DECEMBER 31,                        DECEMBER 31,
                                            ----------------------------      --------------------------------
                                               1998             1997              1998               1997
                                            -----------      -----------      -------------      -------------
                                            (U.S. Dollars in thousands,       (Canadian Dollars in thousands,
                                              other than percentages)             other than percentages)
Cash and cash equivalents................    $ 25,398         $ 29,544          $ 38,871           $ 42,222
Securities...............................      50,309           52,863            76,998             75,546
Total assets.............................     163,203          158,765           249,782            226,890
Debt.....................................      26,195           29,110            40,091             41,602
Shareholders' equity.....................     100,878           84,078           154,396            120,156
Return on equity.........................       25.2%            25.8%             25.2%              25.8%

     The Company maintains a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, highly liquid marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides the Company with flexibility in managing its business and financing. This liquidity is used by the Company in client related services where the Company acts as a financial intermediary for third parties and in the Company's own proprietary investing activities.

     At December 31, 1998, the Company's cash and cash equivalents were $38.9 million, compared to $42.2 million at December 31, 1997. At December 31, 1998, the Company had securities of $77.0 million, compared to $75.5 million at December 31, 1997.

     The Company views return on equity to be an important measure of its performance, in the context of both the particular business environment in which the Company operates and its peer group's results. In 1998 and 1997, respectively, the Company's return on equity was approximately 25%. The Company manages its capital position based upon, among other things, business opportunities, capital availability and rates of return, together with internal capital policies and regulatory requirements.

     The Company continues to explore potential acquisition opportunities as a means of expanding its business. Such opportunities may involve acquisitions which are material in size and may require the raising of additional capital.

OPERATING ACTIVITIES

     Operating activities used cash of $1.0 million in 1998, compared to $21.4 million in 1997. In 1998, an increase in receivables used cash of $14.1 million, primarily as a result of securities trading activities of clients. A decrease in accounts payable and accrued expenses used cash of $12.0 million in 1998. During the current year, the Company recognized a gain of $8.1 million on the purchase of debt securities. The Company expects to generate sufficient cash flow from operations to meet its working capital requirements.

INVESTING ACTIVITIES

     Investing activities in 1998 used cash of $1.6 million, compared to providing cash of $74.5 million in 1997. In 1998, a net increase in loans used cash of $0.2 million, compared to a net decrease in loans providing cash of $32.4 million in 1997. In 1998, purchases of subsidiaries used cash of $0.7 million. In 1997, the purchase of the Bank, MFC Securities and BRA, net of cash acquired, provided cash of $41.5 million. In 1998, the Company invested approximately $1.2 million to upgrade its computer systems, including purchasing computer hardware and software, conducting performance and security testing, and testing for Year 2000 compliance.

FINANCING ACTIVITIES

     Net cash used by financing activities was $4.9 million in 1998, compared to $29.6 million in 1997. Net borrowings provided cash of $10.4 million in 1998, compared to net debt repayments using cash of $2.0 million in 1997. In 1998, a net decrease in deposits used cash of $10.1 million, compared to $31.2 million in 1997. The net purchase of common shares in 1998 used cash of $4.7 million, compared to issuances of common shares providing cash of $4.1 million in 1997. The Company paid a dividend of $0.4 million in 1998, compared to $0.1 million in 1997, to its common shareholders.

FOREIGN CURRENCY

     Substantially all of the Company's operations are conducted in international markets and its consolidated financial results are subject to foreign currency exchange rate fluctuations, in particular, those in Switzerland.

     The Company translates foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect the net earnings of the Company.

     Since substantially all of the Company's revenues are received in Swiss francs, the financial position of the Company for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In the year ended December 31, 1998, the Company reported approximately a net $9.1 million foreign exchange translation gain and, as a result, the cumulative foreign exchange translation gain increased to $10.5 million at December 31, 1998 from $1.4 million at December 31, 1997.

     As both the Company's principal sources of revenues and expenses are in Swiss francs, the Company does not currently enter into any currency hedging arrangements for exchange rate fluctuations.

     Based upon the period average exchange rate in 1998, the Canadian dollar decreased by approximately 5.0% in value against the Swiss Franc since December 31, 1997.

EUROPEAN ECONOMIC AND MONETARY UNION

     The Economic and Monetary Union ("EMU") has replaced the national currencies of eleven participating European countries with a single European currency, the Euro. The Euro was launched on January 1, 1999 when the European Central Bank assumed monetary policy for the participating nations. During a transition period, until the national currencies from the participating members are withdrawn from circulation (July 2002 at the latest), such currencies will continue to exist but only as fixed denominations of the Euro.

     The Company's financial services business is primarily based in Switzerland. Although Switzerland is not a participating member country of the EMU and did not adopt the Euro, the Company commenced preparations for the introduction of the Euro in 1998 and implemented modifications to its information and technology systems and programs in order to prepare for the transition. Preparations included modifications to the Company's computer systems and programs and coordination with clients and other counterparties to ensure a smooth transition to the Euro. The Company was able to successfully transact business in the Euro beginning on January 1, 1999. Costs associated with modifications and other preparations necessary to prepare for the transition to the Euro were not material and were funded through operating cash flow and expensed in the period in which they were incurred.

     The Company anticipates that the introduction of the Euro will result in greater cross-border transparency and will have a significant impact on European financial markets. The Euro is expected to present business opportunities for all participants in the European financial markets, including the Company.

DERIVATIVE INSTRUMENTS

     Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. The Company uses derivatives to provide products and services to clients and not for its own account.

YEAR 2000

     Many of the world's computer systems currently record years in a two-digit format. If not addressed, these computer systems may be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions and is commonly referred to as the "Year 2000" issue. The Company has conducted a comprehensive review and testing of all significant applications that may require modification to ensure Year 2000 compliance.

     The Company's systems have been determined to be Year 2000 compliant. The Company's Year 2000 testing has been audited and confirmed by a third-party auditor. The Company is in the process of finalizing a contingency action plan in the event of non-compliance on January 1, 2000, which is expected to be completed around mid-1999.

     In addition, the Company is closely monitoring the Year 2000 compliance status of its most critical business relationships with customers and other counterparties. The Company surveys and communicates with counterparties, intermediaries and vendors with whom it has important financial and operational relationships to determine the extent to which they are vulnerable to the Year 2000 issue.

     There are a number of risks associated with the Year 2000 issue, including the failure of the Company's computer and non-information technology systems. Such failures could have a material adverse effect on the Company and could result in system malfunctions, incorrect or incomplete transaction processing and the inability to reconcile financial records and trading positions and balances with counterparties. Further, even if the Company addresses all of its Year 2000 issues, it can be adversely affected by failures of third parties to address their own Year 2000 issues. The failure of third parties, with whom the Company has financial operational relationships, to remediate their computer and non-information technology systems in a timely matter could result in a material adverse effect to the Company, including through business interruptions or shutdown or financial losses.

     Based upon its current information, management of the Company has determined that the Year 2000 issue will not pose significant operational problems for its computers. The total cost to the Company of Year 2000 compliance activities has not been and is not currently anticipated to be material to its financial position or results of operations in any given year. The costs and the dates on which the Company plans to complete Year 2000 modification and testing are based on management's best estimates, which were derived utilizing numerous assumptions of future events. The Company's expectations are based on the assumption that there will be no general failure of external, local or international systems (such as power, communications systems, securities exchanges, central banks and various governmental regulatory bodies) necessary for the ordinary conduct of business. However, there can be no assurance that these estimates will be achieved and actual results could differ materially from those anticipated.

INFLATION

     The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risks from changes in interest rates, foreign currency exchange rates and equity prices which may affect its results of operations and financial condition. The Company manages these risks through internal risk management policies which are administered by management committees. The Company does not enter into derivative contracts for its own account to hedge against these risks.

INTEREST RATE RISK

     Fluctuations in interest rates may affect the fair value of financial instruments sensitive to interest rates. An increase in interest rates may decrease the fair value and a decrease in interest rates may increase the fair value of such financial instruments. The Company's financial instruments which may be sensitive to interest rate fluctuations are investments and debt obligations. The following table provides information about the Company's exposure to interest rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 1998 and expected cash flows from these instruments:

                                                                 EXPECTED FUTURE CASH FLOW
                             CARRYING    FAIR     --------------------------------------------------------
                              VALUE      VALUE     1999      2000     2001     2002     2003    THEREAFTER
                             --------   -------   -------   ------   ------   ------   ------   ----------
                                                            (in thousands)
Investments(1).............  $44,937    $45,536   $27,742   $2,358   $1,532   $   --   $8,099    $ 5,805
Debt obligations(2)........   22,834     20,550        --       --       --       --       --     20,550

---------------

(1) Investments consist of debt securities.

(2) Debt obligations consist of the MFC Bonds which mature on March 31, 2008 and bear interest at 8% per annum.

FOREIGN CURRENCY EXCHANGE RATE RISK

     The reporting currency of the Company is the Canadian dollar. The Company holds financial instruments primarily denominated in U.S. dollars and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value and an appreciation of such currencies against the Canadian dollar will increase the fair value of such financial instruments. The Company's financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments, loans, deposits and debt obligations. The following table provides information about the Company's exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 1998 and expected cash flows from these instruments:

                                                                 EXPECTED FUTURE CASH FLOW
                            CARRYING    FAIR     ---------------------------------------------------------
                             VALUE      VALUE     1999      2000     2001     2002     2003     THEREAFTER
                            --------   -------   -------   ------   ------   ------   -------   ----------
                                                            (in thousands)
Investments(1)............  $68,350    $67,737   $48,389   $  957   $   --   $   --   $ 8,099    $10,292
Loans(2)..................   49,526     49,526    40,726       --       --       --     8,800         --
Deposits(3)...............   25,124     25,124    19,759    5,365       --       --        --         --
Debt obligations(4).......   40,091     37,807     2,533       --       --       --    14,724     20,550

---------------

(1) Investments consist of debt securities and equity securities, both of which are primarily denominated in U.S. dollars and Swiss francs.

(2) Loans are denominated in U.S. dollars or Swiss francs.

(3) Deposits consist of cash deposits with the Bank.

(4) Debt obligations consist of the MFC Bonds and other debt, all of which are denominated in U.S. dollars.

EQUITY PRICE RISK

     Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. The Company's financial instruments which may be sensitive to fluctuations in equity prices are investments and debt obligations. The following table provides information about the Company's exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations and expected cash flows from these instruments:

                                                                 EXPECTED FUTURE CASH FLOW
                            CARRYING    FAIR     ---------------------------------------------------------
                             VALUE      VALUE     1999      2000     2001     2002     2003     THEREAFTER
                            --------   -------   -------   ------   ------   ------   -------   ----------
                                                            (in thousands)
Investments(1)............  $32,061    $31,790   $25,143   $   --   $   --   $   --   $    --    $ 6,647
Debt obligations(2).......   22,834     20,550        --       --       --       --        --     20,550

---------------

(1) Investments consist of equity securities.
(2) Debt obligations consist of the MFC Bonds which are convertible into common shares of the Company at a fixed price. A change in the price of the Company's common shares may affect the fair value of the MFC Bonds.

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

     The following table sets out certain information concerning the directors and executive officers of the Company:

                                                                                 DATE OF          EXPIRATION
                                                                               COMMENCEMENT        OF TERM
                                                                              OF OFFICE WITH    OF OFFICE WITH
NAME                                 PRESENT POSITION WITH THE COMPANY         THE COMPANY       THE COMPANY
----                                 ---------------------------------        --------------    --------------
Michael J. Smith...................  Director and                                  1986              1999
                                     President                                     1996
Roy Zanatta........................  Director and                                  1996              1999
                                     Secretary                                     1996
Sok Chu Kim........................  Director                                      1996              2001
Oq-Hyun Chin.......................  Director                                      1994              2001
Julius Mallin......................  Director                                      1994              2000
M. Y. Ho...........................  Principal Accounting Officer                  1994

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     During the fiscal year ended December 31, 1998, the Company paid an aggregate of $1,005,883 in cash compensation to its directors and officers. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended December 31, 1998 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company.

     The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to certain of its executive officers. The following fairly reflects material information regarding compensation paid thereto.

EXECUTIVE COMPENSATION

     The following table provides a summary of compensation paid during each of the last three fiscal years of the Company to its Chief Executive Officer and to the other executive officers of the Company who received a combined salary and bonus during the fiscal year ended December 31, 1998 in excess of $100,000 (the "Named Executives"):

                           SUMMARY COMPENSATION TABLE

===============================================================================================================================
                                                                                          LONG TERM
                                                   ANNUAL COMPENSATION(1)                COMPENSATION
                                      -----------------------------------------------------------------------
                                                                                            AWARDS
                                                                                       SECURITIES UNDER
                       FISCAL YEAR                                    OTHER ANNUAL         OPTIONS              ALL OTHER
 NAME AND PRINCIPAL       ENDED               SALARY         BONUS    COMPENSATION         GRANTED             COMPENSATION
      POSITION         DECEMBER 31,             ($)           ($)         ($)                (#)                   ($)
-------------------------------------------------------------------------------------------------------------------------------
 Michael J. Smith          1998               221,876       231,365          --             77,000                   --
 President and Chief       1997               157,814            --          --                 --                   --
 Executive Officer         1996               168,205            --          --            577,500                   --
-------------------------------------------------------------------------------------------------------------------------------
 Roy Zanatta               1998               192,500       101,222          --             60,000                   --
 Secretary and             1997               137,900            --          --             65,000                5,000
 Director                  1996                85,700            --          --             65,000(2)                --
-------------------------------------------------------------------------------------------------------------------------------
 Claudio Morandi(3)        1998               117,010       101,222          --             75,000                   --
                           1997               157,732        67,871          --             65,000                   --
===============================================================================================================================

---------------

(1) On a cash basis, unless otherwise stated.

(2) These options were cancelled during the 1996 fiscal year.

(3) Mr. Morandi commenced employment with the Company in May 1997. His compensation for fiscal 1997 is presented on an annualized basis.

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

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     As at the date hereof, the Company has outstanding incentive stock options entitling the Chief Executive Officer and other Named Executives to acquire an aggregate of 772,000 common shares of the Company at an exercise price of U.S.$6.90 per share in respect of options to purchase 450,000 shares expiring October 11, 2001 and U.S.$6.00 per share in respect of options to purchase 77,000 shares expiring October 28, 2003 held by the Chief Executive Officer, and U.S.$7.25 per share in respect of options to purchase 110,000 shares expiring July 25, 2002 and U.S.$6.00 per share in respect of options to purchase 135,000 shares expiring October 28, 2003 held by the other Named Executives.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

     The following table sets forth the grant of incentive stock options to the Named Executives of the Company with respect to common shares of the Company during the fiscal year ended December 31, 1998:

===========================================================================================================================

                                                                                   MARKET VALUE OF
                           SECURITIES        % OF TOTAL                              SECURITIES
                             UNDER             OPTIONS                               UNDERLYING
                            OPTIONS          GRANTED TO      EXERCISE OR BASE      OPTIONS ON THE
                            GRANTED         EMPLOYEES IN           PRICE            DATE OF GRANT
  NAME                        (#)          FINANCIAL YEAR      ($/SECURITY)         ($/SECURITY)        EXPIRATION DATE
---------------------------------------------------------------------------------------------------------------------------
  MICHAEL J. SMITH            77,000           10.3%             U.S.$6.00            U.S.$5.94         October 28, 2003
---------------------------------------------------------------------------------------------------------------------------
  ROY ZANATTA                 60,000            8.0%             U.S.$6.00            U.S.$5.94         October 28, 2003
---------------------------------------------------------------------------------------------------------------------------
  CLAUDIO MORANDI             75,000           10.0%             U.S.$6.00            U.S.$5.94         October 28, 2003
===========================================================================================================================

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

     The following table sets forth securities acquired on exercise during the most recently completed fiscal year and the value of the options held at December 31, 1998 by the Named Executives of the Company:

=========================================================================================================================

                                                                     UNEXERCISED              VALUE OF UNEXERCISED
                                 SECURITIES         AGGREGATE        OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                 ACQUIRED ON          VALUE       DECEMBER 31, 1998             DECEMBER 31, 1998
                                  EXERCISE          REALIZED            (#)                           ($)
  NAME                              (#)                ($)     EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
-------------------------------------------------------------------------------------------------------------------------
  MICHAEL J. SMITH                     Nil             Nil            527,000/Nil               U.S.$1,241,875/Nil
-------------------------------------------------------------------------------------------------------------------------
  ROY ZANATTA                          Nil             Nil            125,000/Nil                U.S.$309,375/Nil
-------------------------------------------------------------------------------------------------------------------------
  CLAUDIO MORANDI                   20,000         175,943            120,000/Nil                U.S.$318,750/Nil
=========================================================================================================================

---------------

(1) The closing price of the Company's common shares on December 31, 1998 on Nasdaq was U.S.$9.125.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Other than as disclosed herein, to the best of the Company's knowledge, there have been no material transactions since January 1, 1998 to which the Company was or is a party and in which a director or officer of the Company, or any relative or spouse of any director or officer, or any relative of such spouse who has the same home as such person or who is a director or officer of any subsidiary of the Company, has or will have a direct or indirect material interest, nor were any directors or officers of the Company, or any associates of such directors or officers, indebted to the Company or any of its subsidiaries during this period.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES

     On March 31, 1998, the Company issued U.S.$15.2 million in principal amount of MFC Bonds. The MFC Bonds will mature on April 1, 2008, are general unsecured obligations of MFC subordinated in right to the prior payment of all Senior Indebtedness (as defined in the indenture governing the MFC Bonds), pay interest at a rate of 8% per annum and are convertible at any time prior to maturity or the fifth business day prior to redemption into common shares of the Company at U.S.$13.22 per common share, as provided for in the indenture governing the MFC Bonds.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See "ITEM 19. Financial Statements and Exhibits" for financial statements filed as part of this annual report.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS AND SCHEDULES:

1. Independent Auditors' Report on the consolidated financial statements of the Company as at December 31, 1998, 1997 and 1996.

2.   Consolidated Balance Sheets at December 31, 1998 and 1997 (audited).

3. Consolidated Statements of Income for the years ended December 31, 1998, 1997 and 1996 (audited).

4. Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1998, 1997 and 1996 (audited).

5. Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996 (audited), together with Notes to Financial Statements.

6.   Independent Auditors' Report on Financial Statement Schedules.

7.   Financial Statement Schedules:

     I     Condensed Financial Information of Registrant.

     III   Supplementary Insurance Information.

     IV    Reinsurance.

     VI Supplemental Information Concerning Property -- Casualty Insurance Operations.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
MFC Bancorp Ltd.

     We have audited the consolidated balance sheets of MFC Bancorp Ltd. and Subsidiaries as at December 31, 1998 and 1997, and the consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998, 1997 and 1996, in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles as described in Note 19 to the consolidated financial statements.

/s/ PETERSON SULLIVAN, P.L.L.C.

April 30, 1999
Seattle, Washington

                       MFC BANCORP LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997
                                 (IN THOUSANDS)

                                     ASSETS

                                                          U.S. DOLLARS         CANADIAN DOLLARS
                                                       (INFORMATION ONLY)    --------------------
                                                              1998             1998        1997
                                                       ------------------    --------    --------
Cash and cash equivalents..........................         $ 25,398         $ 38,871    $ 42,222
Securities.........................................           50,309           76,998      75,546
Loans..............................................           35,975           55,059      44,658
Receivables........................................           29,163           44,634      20,515
Property held for sale.............................            3,684            5,639       6,339
Notes receivable...................................               --               --       8,832
Excess cost of net assets acquired.................           12,098           18,516      20,037
Premises and equipment.............................            1,980            3,031       3,073
Prepaid and other..................................            4,596            7,034       5,668
                                                            --------         --------    --------
                                                            $163,203         $249,782    $226,890
                                                            ========         ========    ========

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits...........................................         $ 16,416         $ 25,124    $ 31,090
Accounts payable and accrued expenses..............           18,138           27,759      31,234
Debt...............................................           26,195           40,091      41,602
                                                            --------         --------    --------
     Total liabilities.............................           60,749           92,974     103,926
Minority interests.................................            1,576            2,412       2,808
Shareholders' Equity
  Class A preferred stock, without par value,
     redeemable and convertible into common shares;
     authorized unlimited number
  Series 1, nonvoting and retractable; authorized
     140,000 shares; none issued and outstanding at
     December 31, 1998 and 1997....................               --               --          --
  Series A, nonvoting and retractable; authorized
     140,000 shares; none issued and outstanding at
     December 31, 1998 and 1997....................               --               --          --
Common stock, without par value; authorized
  unlimited number; 12,056,623 and 12,323,250
  issued and outstanding at December 31, 1998 and
  1997, respectively...............................           42,931           65,706      70,368
Cumulative translation adjustment..................            6,843           10,475       1,439
Retained earnings..................................           51,104           78,215      48,349
                                                            --------         --------    --------
                                                             100,878          154,396     120,156
                                                            --------         --------    --------
                                                            $163,203         $249,782    $226,890
                                                            ========         ========    ========

  The accompanying notes are an integral part of these consolidated financial statements

                       MFC BANCORP LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                 U.S. DOLLARS              CANADIAN DOLLARS
                                              (INFORMATION ONLY)    ------------------------------
                                                     1998             1998       1997       1996
                                              ------------------    --------    -------    -------
Financial services revenue................         $83,121          $123,310    $86,060    $75,467
Expenses
  Financial services......................          46,276            68,650     43,658     47,676
  General and administrative..............          13,051            19,361     12,368      7,558
  Interest expense........................           3,216             4,771      5,140      6,114
                                                   -------          --------    -------    -------
                                                    62,543            92,782     61,166     61,348
                                                   -------          --------    -------    -------
     Income before income taxes...........          20,578            30,528     24,894     14,119
Recovery of (provision for) income
  taxes...................................            (419)             (622)    (1,195)        47
                                                   -------          --------    -------    -------
                                                    20,159            29,906     23,699     14,166
Minority interest.........................             222               329        (82)      (172)
                                                   -------          --------    -------    -------
     Net income...........................         $20,381          $ 30,235    $23,617    $13,994
                                                   =======          ========    =======    =======
Earnings per share
  Basic...................................         $  1.67          $   2.48    $  1.95    $  1.52
                                                   =======          ========    =======    =======
  Fully diluted...........................         $  1.49          $   2.20    $  1.79    $  1.37
                                                   =======          ========    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements

                       MFC BANCORP LTD. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                        (CANADIAN DOLLARS, IN THOUSANDS)

                                                      PREFERRED STOCK
                                         ------------------------------------------
                                              SERIES 1               SERIES A              COMMON STOCK
                                         -------------------   --------------------   ----------------------
                                         NUMBER OF             NUMBER OF               NUMBER OF               RETAINED
                                          SHARES     AMOUNT     SHARES      AMOUNT      SHARES       AMOUNT    EARNINGS
                                         ---------   -------   ---------   --------   -----------   --------   --------
Balance at December 31, 1995...........        --    $   --          --    $     --     5,319,294   $ 40,143   $11,240
Net income.............................        --        --          --          --            --         --    13,994
Shares issued for cash.................    54,800     4,383     137,000      12,832            --         --        --
Shares issued for conversion of
 preferred shares......................   (54,800)   (4,383)         --          --     1,096,000      4,383        --
Shares issued for exercise of stock
 options...............................        --        --          --          --       335,000        690        --
Shares issued for conversion of
 debentures............................        --        --          --          --       857,143      8,233        --
Extinguishment of liabilities under
 plan of arrangement...................        --        --          --          --           (18)        --        --
Three-for-two stock split..............        --        --          --          --     2,810,897         --        --
Translation adjustment.................        --        --          --          --            --         --        --
                                          -------    -------   --------    --------   -----------   --------   -------
Balance at December 31, 1996...........        --        --     137,000      12,832    10,418,316     53,449    25,234
Net income.............................        --        --          --          --            --         --    23,617
Shares issued for conversion of
 preferred shares......................        --        --    (137,000)    (12,832)    1,522,222     12,832        --
Shares issued for exercise of stock
 options...............................        --        --          --          --        10,000        104        --
Shares issued for cash.................        --        --          --          --       372,712      3,983        --
Dividends paid on preferred shares.....        --        --          --          --            --         --      (396)
Dividends paid on common shares........        --        --          --          --            --         --      (106)
Translation adjustment.................        --        --          --          --            --         --        --
                                          -------    -------   --------    --------   -----------   --------   -------
Balance at December 31, 1997...........        --        --          --          --    12,323,250     70,368    48,349
Net income.............................        --        --          --          --            --         --    30,235
Shares issued for conversion of
 bonds.................................        --        --          --          --         1,946         40        --
Shares issued for exercise of stock
 options...............................        --        --          --          --       218,500      2,275        --
Shares issued for cash.................        --        --          --          --        12,927        129        --
Repurchase of shares...................        --        --          --          --      (500,000)    (7,106)       --
Dividends paid on common shares........        --        --          --          --            --         --      (369)
Translation adjustment.................        --        --          --          --            --         --        --
                                          -------    -------   --------    --------   -----------   --------   -------
Balance at December 31, 1998...........        --    $   --          --    $     --    12,056,623   $ 65,706   $78,215
                                          =======    =======   ========    ========   ===========   ========   =======


                                         CUMULATIVE
                                         TRANSLATION
                                         ADJUSTMENT     TOTAL
                                         -----------   --------
Balance at December 31, 1995...........    $    --     $ 51,383
Net income.............................         --       13,994
Shares issued for cash.................         --       17,215
Shares issued for conversion of
 preferred shares......................         --           --
Shares issued for exercise of stock
 options...............................         --          690
Shares issued for conversion of
 debentures............................         --        8,233
Extinguishment of liabilities under
 plan of arrangement...................         --           --
Three-for-two stock split..............         --           --
Translation adjustment.................          1            1
                                           -------     --------
Balance at December 31, 1996...........          1       91,516
Net income.............................         --       23,617
Shares issued for conversion of
 preferred shares......................         --           --
Shares issued for exercise of stock
 options...............................         --          104
Shares issued for cash.................         --        3,983
Dividends paid on preferred shares.....         --         (396)
Dividends paid on common shares........         --         (106)
Translation adjustment.................      1,438        1,438
                                           -------     --------
Balance at December 31, 1997...........      1,439      120,156
Net income.............................         --       30,235
Shares issued for conversion of
 bonds.................................         --           40
Shares issued for exercise of stock
 options...............................         --        2,275
Shares issued for cash.................         --          129
Repurchase of shares...................         --       (7,106)
Dividends paid on common shares........         --         (369)
Translation adjustment.................      9,036        9,036
                                           -------     --------
Balance at December 31, 1998...........    $10,475     $154,396
                                           =======     ========

  The accompanying notes are an integral part of these consolidated financial statements

                       MFC BANCORP LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                        (CANADIAN DOLLARS, IN THOUSANDS)

                                                               1998        1997        1996
                                                             --------    --------    --------
Cash flows from operating activities
  Net income...............................................  $ 30,235    $ 23,617    $ 13,994
  Adjustments for:
     Amortization of excess purchase cost..................     1,521       1,574         531
     Depreciation..........................................       385         202         315
     Provision (recovery) for credit losses................    (1,527)      1,087        (167)
     Gain on debt..........................................    (8,113)     (2,922)     (3,373)
     Decrease (increase) in securities.....................     2,096      17,067     (11,329)
     Decrease (increase) in receivables....................   (14,129)     (5,569)     21,326
     Decrease in properties held for sale..................     1,124       2,135       3,804
     Decrease in accounts payable and accrued expenses.....   (12,003)    (57,508)     (9,324)
     Other.................................................      (541)     (1,066)       (284)
                                                             --------    --------    --------
Cash flows from operating activities.......................      (952)    (21,383)     15,493
Cash flows from investing activities
  Net decrease (increase) in loans.........................      (169)     32,426       1,561
  Purchases of subsidiaries, net of cash acquired..........      (742)     41,522      12,040
  Increase in deposit on acquisition.......................        --          --     (25,942)
  Other....................................................      (702)        544          --
                                                             --------    --------    --------
Cash flows from investing activities.......................    (1,613)     74,492     (12,341)
Cash flows from financing activities
  Net decrease in deposits.................................   (10,123)    (31,209)         --
  Debt repayments..........................................    (5,064)    (12,835)     (5,803)
  Borrowings...............................................    15,415      10,845         835
  Issuance (repurchase) of common shares, net..............    (4,703)      4,090          --
  Issuance of preferred shares.............................        --          --      17,215
  Dividends paid...........................................      (369)       (502)         --
  Other....................................................       (41)         --         690
                                                             --------    --------    --------
Cash flows from financing activities.......................    (4,885)    (29,611)     12,937
Exchange rate effect on cash and cash equivalents..........     4,099       1,161          --
                                                             --------    --------    --------
Increase (decrease) in cash and cash equivalents...........    (3,351)     24,659      16,089
Cash and cash equivalents, beginning of year...............    42,222      17,563       1,474
                                                             --------    --------    --------
Cash and cash equivalents, end of year.....................  $ 38,871    $ 42,222    $ 17,563
                                                             ========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles applicable in Canada. The notes are stated in Canadian dollars, as rounded to the nearest thousand (except per share amounts).

    Nature of Operations

    The Company is in the financial services industry which includes merchant banking, proprietary investing, lending, and insurance activities. These activities are managed as a unit.

    Basis of Consolidation

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    Acquisitions of subsidiaries have been accounted for using the purchase method. The difference between the cost of a subsidiary and its fair value is amortized on the straight-line method over the estimated benefit period estimated at 15 to 40 years unless a writedown is required to reflect an other than temporary decline in value. However, no writedowns of excess cost have been deemed necessary on any of the Company's acquisitions based on management's review of the related business, taking into account associated risks. Acquired subsidiaries are consolidated from the effective dates of acquisition.

    Cash and Cash Equivalents

    Cash and cash equivalents include highly liquid investments with original maturities of three months or less and are generally interest bearing. These assets are recorded at cost which approximates market. The Company regularly maintains cash balances in other financial institutions in excess of insured limits. Interest paid on a cash basis was $3,433, $5,732 and $5,804 for the years ended December 31, 1998, 1997 and 1996, respectively. Income tax amounts paid were $377 and $783 during 1998 and 1997, respectively, and were nominal in 1996.

    Securities

    Trading account securities, held by the Company's banking subsidiary, are stated at estimated current market value with the unrealized gain or loss included in the results of operations. Short-term securities held by non-bank subsidiaries are carried at the lower of aggregate cost or estimated current market value.

    Long-term investment securities held by non-bank subsidiaries are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Equity securities are stated at cost and debt securities at amortized cost unless there has been an other than temporary decline in value, at which time the security is written down and the unrealized loss is recognized in the determination of net income. Realized gains or losses on sales of securities are determined based on the specific cost basis.

    Loans

    Loans are stated net of allowances for credit losses, accrued interest, reimbursable expenses and unamortized loan fees.

    Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest. Whenever a contractual payment is 90 days past due, loans are automatically classified as impaired unless they are fully secured and in the process of collection. When a loan is deemed impaired, its carrying amount is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate in the loan or, as a practical expedient, based on a loan's observable market price or the fair value of collateral if the loan is collateral dependent. In subsequent periods, any increase in the carrying value of the loan is credited to the provision for credit losses. Impaired loans are returned to performing status when there is no longer reasonable doubt regarding timely collection of principal and interest, all amounts in arrears including interest have been collected, and all charges for loan impairment have been reversed. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on the accrual basis when there is no longer any reasonable doubt regarding collectibility of principal and interest, and payments are not 90 days past due. Collateral is obtained for loans (and other receivables) if, based on an evaluation of credit-worthiness, it is considered necessary for the overall borrowing facility.

    Assets acquired in satisfaction of loans are recorded at the lesser of their fair value at the date of transfer or the carrying value of the loan. Any excess of the carrying value of the loan over the fair value of the assets acquired is written off. Operating results and gains and losses on disposal of such assets are treated as write-offs and recoveries.

    Interest income from loans is recognized when earned using the interest method unless the loan is classified as impaired at which time recognition of interest income ceases. Interest on impaired loans is credited to the carrying value of the loan when received. Fees relating to lending activities, net of related expenses, are deferred and recognized over the term of the loan using the interest method.

    Allowance for Credit Losses

    The Company's allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. The allowance reflects management's best estimate of the losses in the Company's credit portfolio and judgments about economic conditions. These estimates and judgments could change in the near-term, and could result in a significant change to the allowance currently recognized. Credit losses arise primarily from loans but may also relate to other credit instruments such as guarantees and letters of credit. The allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

    Specific provisions are established on a loan-by-loan basis. A general provision is established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management's overall assessment of the underlying economic conditions in those countries. However, no country risk provision has been considered necessary.

    Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

    Derivatives

    The Company's banking subsidiary's customers use derivatives to manage their market risk exposures and are composed of forward foreign exchange contracts. At December 31, 1998, there were no unfavorable positions which could affect the banking subsidiary. The Company's banking subsidiary does not enter into derivative transactions for its own account and neither the Company nor its non-bank subsidiaries have derivatives.

    Property Held for Sale

    Property held for sale consists of real estate which is stated at the lower of cost or net realizable value as determined by management based on current market conditions in the same geographic region. None of the properties held for sale at December 31, 1998, are the result of foreclosure on loan collateral.

    Premises and Equipment

    Premises and equipment used in the Company's operations are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful lives of the assets.

    Insurance Accounting

    The Company has an insurance subsidiary which is engaged in administrating and paying claims. The subsidiary accrues estimated losses, claims and settlement expenses based on individual claims outstanding, and an amount for losses incurred but not reported based on past experience, net of salvage, subrogation recoveries, and reinsurance. These estimates may change but management believes that any changes would not be material.

    The insurance subsidiary seeks to reduce loss by reinsuring certain levels of risk with reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the subsidiary from its obligations to pay policyholders. Failure of reinsurers to honor their obligations could result in losses. The subsidiary evaluates the financial condition of its reinsurers and minimizes its exposure by using several reinsurers at each level of reinsured risk.

    Estimated reinsurance recoverable on unpaid losses was $1,587 in 1998 and $1,960 in 1997. Recorded recoveries amounted to $712, $483 and $1,314 in 1998, 1997 and 1996, respectively, on claims incurred. Accounts receivable include amounts due from reinsurers of $462 and $178 and accrued expenses include $448 and $534 due to reinsurers as of December 31, 1998 and 1997, respectively.

    Foreign Currency Translation

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

    Stock Based Compensation

    The Company follows the intrinsic value based method of accounting for compensation resulting from the granting of stock options. No compensation expense has been recognized for the granting of options because the exercise price of the options approximates the market price for the common shares at the grant date.

    Earnings Per Common Share

    Basic earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Fully diluted earnings per common share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

    Estimates

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

    New Accounting Standard

    During 1997, the Canadian Institute of Chartered Accountants adopted Accounting Recommendation Section 3465, "Income Taxes". Section 3465 will require that a future income tax liability or asset be recognized whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax outflows or reductions. This standard is effective for years beginning on or after January 1, 2000. The Company has not determined the effect, if any, this standard may have on these consolidated financial statements.

NOTE 2.  ACQUISITIONS

    The Company acquired all of the outstanding shares of several entities during 1997. The following is a summary of each transaction:

    Lehman Brothers Bank (Suisse) SA was acquired effective February 3, 1997, for $27,421 in cash. The name was changed to MFC Merchant Bank SA. The banking subsidiary is located in Geneva, Switzerland, does not have any branches or own other subsidiaries, and is subject to the rules and regulations of the Swiss Federal Banking Commission. The fair value of the assets acquired was $31,035 and liabilities assumed were $10,478. Additional contingent consideration may become payable based on deposits and securities retained, reductions in applicable Swiss income tax and a percent of certain fees earned by the Bank. During 1998, $298 in contingent payments were made, however, any additional contingent consideration is not currently determinable.

    On September 23, 1997, the Company acquired Bank Rinderknecht AG, which was located in Zurich, Switzerland, for $9,569 in cash. The fair value of assets acquired amounted to $128,230 and liabilities assumed were $120,979. Subsequent to acquisition, this entity was merged into MFC Merchant Bank SA.

    On June 30, 1997, the Company completed its acquisition of the Robabond AG group, which is located in Zurich, Switzerland, for $15,748 in cash and securities. The fair value of the assets acquired amounted to $17,538 and liabilities assumed were $3,051. The name was changed to MFC Securities (Schweiz) AG. The Company is obligated to pay contingent amounts to the selling shareholders based on a variable percent of net income until 2001. The contingent amounts may be paid either in cash or common shares, at market value, at the election of the selling shareholders. During 1998, $444 was paid as contingent consideration under the MFC Securities (Schweiz) AG group purchase agreement. Any future contingent amounts are not presently determinable.

NOTE 3.  SECURITIES

                                                                                  TERM TO MATURITY
                                                                   ----------------------------------------------
                                                                                                 TOTAL CARRYING
                                                                                                      VALUE
                                                                   WITHIN      1-5      5-10    -----------------
                                                                   1 YEAR     YEARS    YEARS     1998      1997
                                                                   -------   -------   ------   -------   -------
    Bank trading account securities:
      Debt......................................................   $21,133   $    --   $   --   $21,133   $22,446
      Equity securities.........................................     8,068        --       --     8,068     1,601
                                                                   -------   -------   ------   -------   -------
      Total bank trading account securities.....................    29,201        --       --    29,201    24,047
    Non-bank securities:
      Term deposits.............................................       594        --       --       594     5,547
      Debt......................................................     5,502    11,540    6,168    23,210    23,280
      Preferred shares..........................................     8,884        --       --     8,884     4,034
      Common shares.............................................    15,109        --       --    15,109    18,638
                                                                   -------   -------   ------   -------   -------
      Total non-bank securities.................................    30,089    11,540    6,168    47,797    51,499
                                                                   -------   -------   ------   -------   -------
    Total securities............................................   $59,290   $11,540   $6,168   $76,998   $75,546
                                                                   =======   =======   ======   =======   =======

                                                               UNREALIZED GAINS AND LOSSES ON
                                                        BANK TRADING ACCOUNT AND NON-BANK SECURITIES
                               -----------------------------------------------------------------------------------------------
                                                    1998                                             1997
                               ----------------------------------------------   ----------------------------------------------
                                            GROSS        GROSS      ESTIMATED                GROSS        GROSS      ESTIMATED
                               CARRYING   UNREALIZED   UNREALIZED    MARKET     CARRYING   UNREALIZED   UNREALIZED    MARKET
                                VALUE       GAINS        LOSSES       VALUE      VALUE       GAINS        LOSSES       VALUE
                               --------   ----------   ----------   ---------   --------   ----------   ----------   ---------
    Bank trading account
      securities:
      Debt...................  $21,133       $ --         $ --       $21,133    $22,446      $   --       $   --      $22,446
      Equity securities......    8,068         --           --         8,068      1,601          --           --        1,601
                               -------       ----         ----       -------    -------      ------       ------      -------
    Total bank trading
      securities.............   29,201         --           --        29,201     24,047          --           --       24,047
    Non-bank securities:
      Term deposits..........      594          1           --           595      5,547          --           --        5,547
      Debt...................   23,210        598           --        23,808     23,280         807          807       23,280
      Preferred shares.......    8,884         --           --         8,884      4,034          --           --        4,034
      Common shares..........   15,109         --          271        14,838     18,638         911          911       18,638
                               -------       ----         ----       -------    -------      ------       ------      -------
      Total non-bank
        securities...........   47,797        599          271        48,125     51,499       1,718        1,718       51,499
                               -------       ----         ----       -------    -------      ------       ------      -------
    Total securities.........  $76,998       $599         $271       $77,326    $75,546      $1,718       $1,718      $75,546
                               =======       ====         ====       =======    =======      ======       ======      =======

    At December 31, 1998, bank trading account securities included common shares of an affiliate which were stated at an estimated value of $3,015 (trading market value $16,388 less management's estimated reduction). At December 31, 1997, the affiliate's common shares were included in non-bank securities at an estimated market value of $3,152. At December 31, 1998 and 1997, non-bank securities included preferred shares in two affiliates stated at cost of $7,527 and $4,034, respectively, because no market exists for the shares. At December 31, 1998 and 1997, the Company had a receivable of $910 and $1,115, respectively, from one of the affiliates.

NOTE 4.  LOANS

                                                                     1998       1997
                                                                    -------    -------
    Bank loans:
      Collateralized with traded securities.....................    $22,506    $16,736
    Non-bank loans:
      Collateralized by premises and equipment, receivables,
        inventories and other tangible assets...................     34,472     32,056
                                                                    -------    -------
                                                                     56,978     48,792
    Allowance for credit losses.................................     (1,919)    (4,134)
                                                                    -------    -------
      Total loans...............................................    $55,059    $44,658
                                                                    =======    =======

    LOAN MATURITIES:

                                                                  WITHIN      1-5      5-10     OVER 10     1998
                                                                  1 YEAR     YEARS     YEARS     YEARS      TOTAL
                                                                  -------    ------    -----    -------    -------
    Bank loans..................................................  $22,506    $   --    $ --      $ --      $22,506
    Non-bank loans..............................................   25,672     8,800      --        --       34,472
                                                                  -------    ------    ----      ----      -------
                                                                  $48,178    $8,800    $ --      $ --       56,978
                                                                  =======    ======    ====      ====
    Allowance for credit losses.................................                                            (1,919)
                                                                                                           -------
                                                                                                           $55,059
                                                                                                           =======

    The non-bank loans generally earn interest at a major U.S. bank's prime rate which was 7.75% at December 31, 1998, plus two to seven percent. The weighted daily average prime rate was 8.35% during 1998.

    At December 31, 1998, the Company had no unfunded loan commitments.

NOTE 5.  IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

    Non-bank loans of $1,919 and $3,081 at December 31, 1998 and 1997, respectively, were classified as impaired and fully reserved.

                                                                         ALLOWANCE FOR CREDIT LOSSES
                                                      ------------------------------------------------------------------
                                                                                             PROVISION     BALANCE AT
                                                      JANUARY 1,                                FOR       DECEMBER 31,
                                                         1998                                 CREDIT     ---------------
                                                       BALANCE     WRITE-OFFS   RECOVERIES    LOSSES      1998     1997
                                                      ----------   ----------   ----------   ---------   ------   ------
    Bank loans:
      General provision............................     $1,053      $(1,053)       $ --       $    --    $   --   $1,053
    Non-bank loans:
      Specific provisions..........................      3,001          365          --        (1,447)    1,919    3,001
      General provision............................         80           --          --           (80)       --       80
                                                        ------      -------        ----       -------    ------   ------
      Total non-bank loans.........................      3,081          365          --        (1,527)    1,919    3,081
                                                        ------      -------        ----       -------    ------   ------
    Total allowance for credit losses..............     $4,134      $  (688)       $ --       $(1,527)   $1,919   $4,134
                                                        ======      =======        ====       =======    ======   ======

NOTE 6.  RECEIVABLES

                                                                       DECEMBER 31
                                                                    ------------------
                                                                     1998       1997
                                                                    -------    -------
    Securities trading..........................................    $18,097    $    --
    Real estate sales...........................................      3,142      4,720
    Reinsurance.................................................      2,049      2,138
    Investment income...........................................      1,952      1,287
    Affiliates..................................................      3,061      2,168
    Taxes.......................................................      3,778      3,778
    Note receivable sale........................................      4,004         --
    Short-term advances.........................................      3,701         --
    Insurers, agents and brokers................................      1,990      2,808
    Fees........................................................      1,871      2,314
    Other.......................................................        989      1,302
                                                                    -------    -------
                                                                    $44,634    $20,515
                                                                    =======    =======

    At December 31, 1998, the Company pledged $8,473 in securities receivables as collateral.

NOTE 7.  PREMISES AND EQUIPMENT

                                                                       DECEMBER 31
                                                                    -----------------
                                                                     1998      1997
                                                                    ------    -------
    Land and building...........................................    $1,165    $   746
    Computer equipment..........................................     1,944      1,029
    Furniture, fixtures and equipment...........................     1,809      8,035
                                                                    ------    -------
                                                                     4,918      9,810
    Less accumulated depreciation...............................    (1,887)    (6,737)
                                                                    ------    -------
                                                                    $3,031    $ 3,073
                                                                    ======    =======

NOTE 8.  DEPOSITS

                                                                                     1998
                                                                   ----------------------------------------
                                                                    PAYABLE ON
                                                                      DEMAND
                                                                   (NON-INTEREST    PAYABLE ON A                1997
                                                                     BEARING)        FIXED DATE      TOTAL      TOTAL
                                                                   -------------    ------------    -------    -------
    Clients....................................................       $16,287          $5,365       $21,652    $22,028
    Banks......................................................         3,472              --         3,472      9,062
                                                                      -------          ------       -------    -------
                                                                      $19,759          $5,365       $25,124    $31,090
                                                                      =======          ======       =======    =======

NOTE 9.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                       DECEMBER 31
                                                                    ------------------
                                                                     1998       1997
                                                                    -------    -------
    Accounts payable............................................    $ 4,732    $11,225
    Insurance losses, claims and settlement expenses............      5,353      8,395
    Interest....................................................      4,617      5,291
    Property and other taxes....................................      1,925      1,959
    Due securities brokers......................................     10,532      2,396
    Other.......................................................        600      1,968
                                                                    -------    -------
                                                                    $27,759    $31,234
                                                                    =======    =======

    Activity in the insurance subsidiary's liability for losses, claims and settlement expenses is summarized as follows:

                                                                       DECEMBER 31
                                                                    ------------------
                                                                     1998       1997
                                                                    -------    -------
    Balance, beginning of year, net.............................    $ 6,435    $10,443
    Decrease in estimated losses and expenses for losses
      occurring in prior years..................................       (373)      (100)
    Paid on claims occurring during prior years.................     (2,296)    (3,908)
                                                                    -------    -------
    Unpaid claims, end of year, net.............................      3,766      6,435
    Reinsurers' share...........................................      1,587      1,960
                                                                    -------    -------
    Balance, end of year........................................    $ 5,353    $ 8,395
                                                                    =======    =======

NOTE 10.  DEBT

                                                                       DECEMBER 31
                                                                    ------------------
                                                                     1998       1997
                                                                    -------    -------
    Bonds payable by the Company, interest at 8%, due
      semi-annually in October and April, principal due April
      2008, unsecured. Convertible into common stock of the
      Company at $20.23 (1,147,970 common shares reserved at
      December 31, 1998)........................................    $22,834    $    --
    Bonds payable by a subsidiary, non-recourse to the Company, interest variable, unsecured; exchanged for the Company's
      bonds during 1998.........................................         --     30,747
    Non-recourse notes payable, interest at 8% payable annually,
      principal due May 2003, unsecured.........................     14,724     10,005
    Non-recourse notes payable, interest at 15% due monthly,
      principal due August 1999, secured by property held for
      sale......................................................      2,533        850
                                                                    -------    -------
                                                                    $40,091    $41,602
                                                                    =======    =======

    As of December 31, 1998, the principal maturities of debt are as follows:


    MATURITY                                                       AMOUNT
    --------                                                       -------
    1999........................................................   $ 2,533
    2003........................................................    14,724
    Thereafter..................................................    22,834
                                                                   -------
                                                                   $40,091
                                                                   =======

    Fair value of financial instruments approximates carrying value except for the bonds payable at December 31, 1998. The estimated fair value of these bonds is $20,550 based on market value.

NOTE 11.  INCOME TAXES

    Income before income taxes and minority interest consists of:

                                                                       YEAR ENDED DECEMBER 31
                                                                    -----------------------------
                                                                     1998       1997       1996
                                                                    -------    -------    -------
    Canadian....................................................    $ 2,495    $ 5,763    $ 4,904
    Foreign.....................................................     28,033     19,131      9,215
                                                                    -------    -------    -------
                                                                    $30,528    $24,894    $14,119
                                                                    =======    =======    =======

    The recovery of (provision for) income taxes consists of the following:

                                                                   YEAR ENDED DECEMBER 31
                                                                  ------------------------
                                                                  1998      1997      1996
                                                                  -----    -------    ----
    Current
      Canadian..................................................  $   7    $  (278)   $(13)
      Foreign...................................................   (364)      (227)     --
    Deferred
      Canadian..................................................   (265)      (690)     60
                                                                  -----    -------    ----
                                                                  $(622)   $(1,195)   $ 47
                                                                  =====    =======    ====

    The timing differences relate primarily to differences in accounting between income tax and book for the results of operations of the insurance subsidiary.

    A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

                                                                            DECEMBER 31
                                                                  -------------------------------
                                                                    1998        1997       1996
                                                                  --------    --------    -------
    Income before income taxes and minority interest............  $ 30,528    $ 24,894    $14,119
                                                                  ========    ========    =======
    Computed provision for income taxes at statutory rates......  $(13,688)   $(11,162)   $(6,330)
    (Increase) decrease in taxes resulting from:
      Nontaxable dividend income................................     2,421       2,421      2,421
      Foreign source income.....................................    12,570       8,578      4,131
      Tax loss benefit not recognized for book purposes.........        --          --       (306)
      Other, net................................................    (1,925)     (1,032)       131
                                                                  --------    --------    -------
    Recovery of (provision for) income taxes....................  $   (622)   $ (1,195)   $    47
                                                                  ========    ========    =======

    At December 31, 1998, the Company had estimated accumulated noncapital losses which expire as follows:


    YEAR                                                            CANADIAN     U.S.       SWISS
    ----                                                            --------    -------    -------
    2000........................................................    $15,371     $    --    $27,525
    2002........................................................      3,098          --         --
    2003........................................................      2,353          --      4,308
    2004........................................................      1,246          --         --
    2005........................................................      3,208          --         --
    2009-2012...................................................         --      13,000         --
                                                                    -------     -------    -------
                                                                    $25,276     $13,000    $31,833
                                                                    =======     =======    =======

    A portion of the U.S. losses may be limited by U.S. tax law.

    The Company presently is in litigation with Revenue Canada with respect to the royalty agreement described in Note 18. Revenue Canada alleges that additional taxable income is attributable to the Company which results in tax due of $9,820 for tax years 1992, 1993 and 1994. However, management believes that there are sufficient Canadian tax losses to offset the taxable income being contested. If Revenue Canada prevails, the tax receivable amount of $3,778 included in Note 6 may not be recoverable. The Company is vigorously contesting Revenue Canada's position and management believes that it is more likely than not the Company will ultimately prevail, but no assurance can be given that there will be a favorable result.

NOTE 12.  PREFERRED STOCK

    The Class A Preferred Shares, Series 1 have an issue price of $100 per share and a dividend rate of $5 per share annually. These shares are convertible into common shares during the first year after issuance at $5 per common share increasing at $.25 per year until a maximum conversion price of $6 per share is attained. The shares may be redeemed at any time at $100 per share plus any unpaid accrued dividends. Shareholders may retract the shares after five years from date of issuance, May 15, 1996, at $100 per share plus any unpaid accrued dividends if approved in advance by the Company's board of directors. All outstanding shares are held by subsidiaries and have been eliminated in consolidation.

    The Class A Preferred Shares, Series A have an issue price of $100 per share, a dividend rate of $5 per share annually and may be converted into common shares during the first year after issuance at $9 per common share. These shares were converted during 1997.

NOTE 13.  EARNINGS PER COMMON SHARE

    Earnings per share data for years ended December 31 is summarized as follows:

                                                                             INCOME
                                                                  -----------------------------
                                                                   1998       1997       1996
                                                                  -------    -------    -------
    Net income..................................................  $30,235    $23,617    $13,994
    Less dividend on subsidiary's preferred shares..............     (119)      (121)      (468)
                                                                  -------    -------    -------
    Basic earnings..............................................   30,116     23,496     13,526
    Effect of dilutive securities:
      Interest on convertible bonds.............................    1,405          2          2
      Interest on options.......................................    1,351      1,002        453
                                                                  -------    -------    -------
    Diluted earnings............................................  $32,872    $24,500    $13,981
                                                                  =======    =======    =======

                                                                                  SHARES
                                                                  --------------------------------------
                                                                     1998          1997          1996
                                                                  ----------    ----------    ----------
    Basic earnings per share, weighted number of shares
      outstanding...............................................  12,169,470    12,044,361     8,891,598
    Effect of dilutive securities:
      Convertible bonds.........................................   1,147,970         4,566        66,414
      Options...................................................   1,595,829     1,641,760       323,640
      Convertible preferred shares..............................          --            --       955,423
                                                                  ----------    ----------    ----------
                                                                  14,913,269    13,690,687    10,237,075
                                                                  ==========    ==========    ==========

NOTE 14.  STOCK BASED COMPENSATION

    1996 Stock Option Plan

    During 1996, the Company issued options to employees and directors to acquire 530,000 common shares of stock at $1.42 per share and 900,000 shares at $9.41. These options vest upon grant and have a five-year term. The weighted fair value of these options was $1.92. No additional options to acquire shares will be offered under this plan.

    Following is a summary of the status of the plan:

                                                                    NUMBER     WEIGHTED AVERAGE
                                                                   OF SHARES    EXERCISE PRICE
                                                                   ---------   ----------------
    Outstanding at January 1, 1996..............................         --         $  --
      Granted...................................................   1,430,000         6.44
      Exercised.................................................   (335,000)         1.42
      Forfeited.................................................   (195,000)         1.42
                                                                   ---------        -----
    Outstanding at December 31, 1996............................    900,000         $9.41
                                                                   =========        =====

    There were no options exercised or forfeited for this plan during 1998 or 1997.

    1997 Amended Stock Option Plan

    The Company has a 1997 stock option plan which enables certain employees and directors to acquire common shares. Under the plan, options vest on grant and have a five-year term. The Company is authorized to issue up to 1,492,500 shares under this plan.

    During 1998, options to acquire 750,000 shares at $9.18 were granted to officers and employees of the Company. At December 31, 1998, all of these options were outstanding and have a remaining contractual life of 4.75 years. The weighted fair value of these options was $2.11.

    During 1997, options to acquire 742,500 shares at $11.10 were granted to officers and employees of the Company. At December 31, 1998, 514,000 of these options were outstanding and have a remaining contractual life of 3.5 years. The weighted fair value of these options was $2.59.

    Following is a summary of the status of the plan:

                                                                    NUMBER     WEIGHTED AVERAGE
                                                                   OF SHARES    EXERCISE PRICE
                                                                   ---------   ----------------
    Outstanding at January 1, 1997..............................         --         $   --
      Granted...................................................    742,500          10.36
      Forfeited.................................................    (10,000)         10.36
                                                                   ---------        ------
    Outstanding at December 31, 1997............................    732,500          10.36
      Granted...................................................    750,000           9.26
      Exercised.................................................   (218,500)         10.41
                                                                   ---------        ------
    Outstanding at December 31, 1998............................   1,264,000        $ 9.96
                                                                   =========        ======

    Proforma Information

    Had compensation expense been recognized on the basis of fair value of the options granted under both plans, proforma net income and per share data would have been as follows compared to the amounts reported:

                                                                    1998      1997      1996
                                                                   -------   -------   -------
    Net Income
      As reported...............................................   $30,235   $23,617   $13,994
                                                                   =======   =======   =======
      Proforma..................................................   $28,483   $21,778   $13,129
                                                                   =======   =======   =======
    Earnings per share -- as reported
      Basic.....................................................   $  2.48   $  1.95   $  1.52
                                                                   =======   =======   =======
      Fully diluted.............................................   $  2.20   $  1.79   $  1.37
                                                                   =======   =======   =======
    Earnings per share -- proforma
      Basic.....................................................   $  2.33   $  1.80   $  1.42
                                                                   =======   =======   =======
      Fully diluted.............................................   $  2.09   $  1.66   $  1.28
                                                                   =======   =======   =======

    The fair value of each option granted was estimated for proforma purposes on the grant date using the Black Scholes Model. The assumptions used in calculating fair value are as follows:

                                                                    1998      1997      1996
                                                                   -------   -------   -------
    Risk-free interest rate.....................................      6.0%      6.0%      5.0%
    Expected life of the options................................   2 years   2 years   2 years
    Expected volatility.........................................    57.91%    57.54%    27.43%
    Expected dividend yield.....................................      0.0%      0.0%      0.0%

NOTE 15.  COMMITMENTS AND CONTINGENCIES

    Leases

    Future minimum commitments under long-term non-cancelable leases are as follows for the next five years:

    YEAR                                                            AMOUNT
    ----                                                            ------
    1999........................................................    $  264
    2000........................................................       276
    2001........................................................       289
    2002........................................................       301
                                                                    ------
                                                                    $1,130
                                                                    ======

    Rent expense was $1,373, $1,549 and $660 for the years ended December 31, 1998, 1997 and 1996, respectively.

    Guarantees and Letters of Credit

    The Bank issues guarantees and letters of credit to meet credit requirements of its customers. The amounts, which are collateralized, are not included in the consolidated financial statements. Guarantees amounted to $2,944 and $2,133 and letters of credit amounted to none and $2,884 at December 31, 1998 and 1997, respectively.

    Litigation

    The Company and its subsidiaries are subject to litigation in the normal course of business other than the matter discussed in Note 11. Management considers the aggregate liability which may result from such litigation not material at December 31, 1998.

    Regulations

    Swiss regulations require legal reserves of equity capital amounting to $5,419 at the bank subsidiary and $919 at the investment advisory subsidiaries as of December 31, 1998. Further, Canadian regulations with respect to the Company's insurance subsidiary did not allow dividends to be paid amounting to $3,827 at December 31, 1998, without permission being granted by the appropriate regulatory authority.

    Year 2000

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failures which could affect an entity's ability to conduct normal business operations. The Company's bank subsidiary is currently addressing the expected effects of the Year 2000 Issue including, where required, modification of the bank subsidiary's own computer system. The Company and its other subsidiaries have addressed the Year 2000 Issue and believe no significant tasks remain. However, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

    New European Currency

    In certain European countries, a new currency unit called the "euro" was introduced in January 1999. The Company's bank subsidiary is located in Switzerland which is not converting to the euro. However, many of the bank subsidiary's transactions as well as those of the Company are stated in the euro. Based on experience with euro transactions to date, management believes that the euro conversion will not have a material effect on operations.

NOTE 16.  INTEREST RATE SENSITIVITY POSITION

    Management has analyzed the bank subsidiary's interest rate sensitivity position at December 31, 1998. Because of the current nature (over 90% of assets and liabilities and off-balance sheet positions are due within three months) of the bank subsidiary's position, the total interest rate gap is not significant at December 31, 1998, assuming no interest rate hedging is undertaken over the next twelve months.

NOTE 17.  SEGMENTED INFORMATION

    The following table presents revenues attributed to Canada, the Company's country of domicile, and other geographic areas based upon the customer's location:

                                                                    1998       1997       1996
                                                                  --------    -------    -------
    Canada......................................................  $ 31,392    $29,043    $39,460
    Switzerland.................................................    88,237     30,925         --
    United States...............................................     3,681     26,092     36,007
                                                                  --------    -------    -------
                                                                  $123,310    $86,060    $75,467
                                                                  ========    =======    =======

    Long lived assets other than financial instruments, working capital and intangibles amounting to $3,056, $3,073 and none are located in Switzerland at December 31, 1998, 1997 and 1996, respectively, based upon location of the assets.

NOTE 18.  TRANSACTIONS WITH AFFILIATES

    Revenue for 1998 includes $2,967 from an entity where the Company's president is a board member. The consolidated amount due from this entity was $3,268 at December 31, 1998.

    The Company is the lessee of an iron ore mine located in Canada. Neither the Company nor any of its affiliates operate the mine. Instead, the mine is operated by an independent party who pays royalties based on the amount of ore it extracts from the mine. The royalties are paid to a 36% owned affiliate which acquired the rights to the royalties during a prior year in exchange for preferred shares. The preferred shares provide for a variable annual dividend rate and allow the Company the right to redeem the shares at an amount equal to the fair market value of the anticipated future royalty stream plus any unpaid dividends. The amount of preferred dividends earned amounted to $5,400 each for 1998, 1997 and 1996, respectively. During 1998, the Company earned management fees of $2,328 from the affiliate. At December 31, 1998, $1,764 is due from the affiliate all of which was paid in 1999.

    In 1996, the Company earned fees of $1,011 from another affiliate.

NOTE 19.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

                                                                             DECEMBER 31
                                                                    -----------------------------
    RECONCILIATION OF NET INCOME                                     1998       1997       1996
    ----------------------------                                    -------    -------    -------
    Net income in accordance with Canadian GAAP.................    $30,235    $23,617    $13,994
    Consolidation of investee...................................       (193)    (5,062)        --
    Gain on debt................................................     (8,113)    (2,922)    (3,373)
    Change in unrealized gain (loss) on trading securities,
      net.......................................................      2,635        555       (665)
    Deferred income tax provision, net..........................       (755)    (6,745)        --
                                                                    -------    -------    -------
    Income before extraordinary item............................     23,809      9,443      9,956
    Extraordinary item, gain on extinguishment of debt..........      8,113      2,922      3,373
                                                                    -------    -------    -------
    Net income in accordance with U.S. GAAP.....................    $31,922    $12,365    $13,329
                                                                    =======    =======    =======
    Basic earnings per common share U.S. GAAP
      Income before extraordinary item..........................    $  1.95    $  0.81    $  1.07
      Extraordinary item........................................       0.67       0.26       0.38
                                                                    -------    -------    -------
                                                                    $  2.62    $  1.07    $  1.45
                                                                    =======    =======    =======
    Diluted earnings per common share U.S. GAAP
      Income before extraordinary item..........................    $  1.83    $  0.76    $  1.04
      Extraordinary item........................................       0.59       0.24       0.37
                                                                    -------    -------    -------
                                                                    $  2.42    $  1.00    $  1.41
                                                                    =======    =======    =======

    Under Canadian GAAP, fully diluted earnings per share is calculated by adjusting net income available to common shareholders for imputed earnings on funds which would have been received on the exercise of options. U.S. GAAP requires the use of the treasury stock method, whereby diluted earnings per share are calculated as if options were exercised at the beginning of the year and funds received were used to purchase the company's own stock.

    Retained earnings in accordance with U.S. GAAP..............    $72,467    $40,914    $29,049
                                                                    =======    =======    =======

    Comprehensive Income

    Comprehensive income for the years ended December 31 is as follows:

                                                                    1998      1997      1996
                                                                   -------   -------   -------
    Net income in accordance with U.S. GAAP.....................   $31,922   $12,365   $13,329
    Other comprehensive income, net of tax
      Foreign currency translation adjustment...................     9,036     1,438         1
      Unrealized holding loss on available-for-sale securities
        arising during the period...............................    (1,679)       --        --
                                                                   -------   -------   -------
    Other comprehensive income..................................     7,357     1,438         1
                                                                   -------   -------   -------
    Comprehensive income........................................   $39,279   $13,803   $13,330
                                                                   =======   =======   =======

    The change in accumulated other comprehensive income is as follows:

                                                                              ACCUMULATED
                                                                      OTHER COMPREHENSIVE INCOME
                                                                   ---------------------------------
                                                                     FOREIGN
                                                                    CURRENCY     UNREALIZED
                                                                   TRANSLATION    LOSS ON
                                                                   ADJUSTMENT    SECURITIES   TOTAL
                                                                   -----------   ----------   ------
    Balance at December 31, 1995................................     $    --      $    --     $   --
    Change in other comprehensive income........................           1           --          1
                                                                     -------      -------     ------
    Balance at December 31, 1996................................           1           --          1
    Change in other comprehensive income........................       1,438           --      1,438
                                                                     -------      -------     ------
    Balance at December 31, 1997................................       1,439           --      1,439
    Change in other comprehensive income........................       9,036       (1,679)     7,357
                                                                     -------      -------     ------
    Balance at December 31, 1998................................     $10,475      $(1,679)    $8,796
                                                                     =======      =======     ======

    Consolidation

    The results of 1998 and 1997 operations of an entity in which the Company has a temporary investment are required to be consolidated under U.S. GAAP. "Consolidation of investee" in the above reconciliation gives effect to this requirement.

    Securities

    U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities.

    Non-bank securities included trading securities at fair value and are summarized as follows:

                                                                      DECEMBER 31
                                                                   -----------------
                                                                    1998      1997
                                                                   -------   -------
    Debt securities.............................................   $20,970   $19,457
    Term deposits...............................................       595     5,547
    Preferred shares............................................     1,358        --
    Common shares...............................................     9,684    18,638
                                                                   -------   -------
                                                                   $32,607   $43,642
                                                                   =======   =======

    The change in unrealized gain (loss) in trading securities is included in the income reconciliation above.

    Income Taxes

    No tax is provided for the extraordinary item because of the utilization of tax net operating losses.

    Under U.S. GAAP, the Company would have had no deferred tax asset at December 31, 1998, and $755 and $7,500 at December 31, 1997 and 1996,
    respectively. The effect of the change in this asset amount is included in the income reconciliation above.

    Supplemental Disclosures with Respect to Statements of Cash Flows

    Significant noncash transactions in 1998 included:

    1. $30,747 in bonds payable of a subsidiary were exchanged for Company bonds which resulted in a net gain.

    2. A subsidiary of the Company sold one of its subsidiaries at a gain of $648 resulting from an assumption of liabilities.

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

    2. The Company sold a subsidiary to an affiliate in exchange for common stock with a fair value of $1,363 and a promissory note for $1,942.

    3. The Company transferred parcels of land to lenders in exchange for extinguishment of debt amounting to $2,340 resulting in a gain of $352.

    4. Debentures of $8,233 were converted into 857,143 common shares of the Company's stock at the market price.

    5. Preferred shares of $4,383 were converted into 1,096,000 common shares of the Company's stock.

    New U.S. Accounting Standards

    Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for years beginning after June 15, 1999. This statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value provided certain conditions are met. The Company does not become involved in derivative instruments or engage in hedging activities on its own account so management believes there would be no affect on the Company's consolidated financial statements.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
  MFC BANCORP LTD.

     Our report on the consolidated financial statements of MFC Bancorp Ltd. is included on page 26 of this Form 20-F. In connection with our audits of such financial statements, we have also audited the related financial statement schedules listed in Item 19(a)7 of this Form 20-F.

     In our opinion, the financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ PETERSON SULLIVAN, P.L.L.C.

Peterson Sullivan, P.L.L.C.
April 30, 1999
Seattle, Washington

                                MFC BANCORP LTD.

          SCHEDULE  I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                             (DOLLARS IN THOUSANDS)

                                 BALANCE SHEETS

                                                                 AS AT DECEMBER 31,
                                                                --------------------
                                                                  1998        1997
                                                                --------    --------
                                       ASSETS
Cash and securities.........................................    $115,869    $117,768
Receivables.................................................      44,634      20,515
Loans and notes receivable..................................      55,059      53,490
Real estate held for resale.................................       5,639       6,339
Excess cost of net assets acquired..........................      18,516      20,037
Other.......................................................      10,065       8,741
                                                                --------    --------
                                                                $249,782    $226,890
                                                                ========    ========


                        LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits....................................................    $ 25,124    $ 31,090
Accounts payable and accrued expenses.......................      27,759      31,234
Debt........................................................      40,091      41,602
Minority interest...........................................       2,412       2,808
Shareholders' equity........................................     154,396     120,156
                                                                --------    --------
                                                                $249,782    $226,890
                                                                ========    ========

                            STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1998        1997        1996
                                                             --------    --------    --------
Financial services revenue...............................    $123,310    $ 86,060    $ 75,467
Expenses
  General and administrative.............................      19,361      12,368       7,558
  Financial services.....................................      68,650      43,658      47,676
  Interest...............................................       4,771       5,140       6,114
  Income taxes (recovery)................................         622       1,195         (47)
  Minority interest......................................        (329)         82         172
                                                             --------    --------    --------
                                                               93,075      62,443      61,473
                                                             --------    --------    --------
  Net income (loss)......................................    $ 30,235    $ 23,617    $ 13,994
                                                             ========    ========    ========

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1998        1997        1996
                                                             --------    --------    --------
Net cash (used) provided by operating activities.........    $   (952)   $(21,383)   $ 15,493
Net cash (used) provided by financing activities.........      (4,885)    (29,611)     12,937
Net cash (used) provided by investing activities.........      (1,613)     74,492     (12,341)
Exchange rate effect on cash and cash equivalents........       4,099       1,161          --
                                                             --------    --------    --------
Net change in cash.......................................      (3,351)     24,659      16,089
Cash and cash equivalent, beginning of year..............      42,222      17,563       1,474
                                                             --------    --------    --------
Cash and cash equivalent, end of year....................    $ 38,871    $ 42,222    $ 17,563
                                                             ========    ========    ========

                                MFC BANCORP LTD.

               SCHEDULE III: SUPPLEMENTARY INSURANCE INFORMATION

                                                 FUTURE POLICY
                                  DEFERRED     BENEFITS, LOSSES,              OTHER POLICY
                                   POLICY         CLAIMS AND                   CLAIMS AND                 NET
                                 ACQUISITION         LOSS          UNEARNED     BENEFITS     PREMIUM   INVESTMENT
SEGMENT                             COST           EXPENSES        PREMIUMS     PAYABLE      REVENUE     INCOME
-------                          -----------   -----------------   --------   ------------   -------   ----------
Property and casualty:
December 31, 1998..............     --            $ 5,353,000        --          --            --      $ 612,000
December 31, 1997..............     --            $ 8,395,000        --          --            --      $2,351,000
December 31, 1996..............     --            $13,150,000        --          --            --      $1,663,000

                                                     AMORTIZATION
                                 BENEFITS, CLAIMS    OF DEFERRED
                                     LOSS AND           POLICY        OTHER
                                    SETTLEMENT       ACQUISITION    OPERATING    PREMIUMS
SEGMENT                              EXPENSES            COST        EXPENSES    WRITTEN
-------                          -----------------   ------------   ----------   --------
Property and casualty:
December 31, 1998..............      --                 --          $  304,000      --
December 31, 1997..............      --                 --          $   59,000      --
December 31, 1996..............      --                 --          $1,502,000      --

                                MFC BANCORP LTD.

                            SCHEDULE IV: REINSURANCE

                                                              ASSUMED                    PERCENTAGE
                                                CEDED TO       FROM                      OF AMOUNT
                                    GROSS         OTHER        OTHER          NET         ASSUMED
                                   AMOUNT       COMPANIES    COMPANIES      AMOUNT         TO NET
                                 -----------    ---------    ---------    -----------    ----------
Property and casualty:
December 31, 1998..............  $        --    $     --     $     --     $        --       N/A
December 31, 1997..............  $        --    $     --     $     --     $        --       N/A
December 31, 1996..............  $        --    $     --     $     --     $        --       N/A

                                MFC BANCORP LTD.

SCHEDULE VI: SUPPLEMENTAL INFORMATION CONCERNING PROPERTY -- CASUALTY INSURANCE OPERATIONS AS AT DECEMBER 31, 1998

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

     4.4   Third Supplemental Indenture between Drummond Financial
           Corporation, Harris Trust Company of New York and The Bank of Nova Scotia Trust Company of New York dated for reference
           May 13, 1997.(1)

     4.5   Fourth Supplemental Indenture between Drummond Financial
           Corporation, The Bank of Nova Scotia Trust Company of New
           York and Drummond Financial (B.C.) Ltd. dated for reference
           February 4, 1998.(1)

     4.6   Master Trust Indenture between the Company and Norwest Bank
           Minnesota, National Association, as trustee, dated March 31,
           1998.(1)

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

    10.15 Share Purchase Agreement between Lehman Brothers Bankhaus AG and the Company dated October 3, 1996.(1)

    10.16  Purchase Agreement between the Company and Robabond Holding
           AG dated June 27, 1997.(1)

    10.17  Share Purchase Agreement between the Company and Procom
           Holding AG dated September 22, 1997.(1)

    10.18 Supplementary Agreement to Share Purchase Agreement between the Company and Procom Holding AG dated September 22,
           1997.(1)

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

Dated at Geneva, Switzerland this 7th day of May, 1999.

                                          MFC BANCORP LTD.

                                          By: /s/ MICHAEL J. SMITH

                                            ------------------------------------
                                            Michael J. Smith
                                            Chief Executive Officer

                                MFC BANCORP LTD.

                                   FORM 20-F

                                 EXHIBIT INDEX

EXHIBIT
  NO.    DESCRIPTION OF EXHIBIT                                          PAGE NO.
-------  ----------------------                                          --------

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

    4.4  Third Supplemental Indenture between Drummond Financial
         Corporation, Harris Trust Company of New York and The Bank of Nova Scotia Trust Company of New York dated for reference
         May 13, 1997.(1)

    4.5  Fourth Supplemental Indenture between Drummond Financial
         Corporation, The Bank of Nova Scotia Trust Company of New
         York and Drummond Financial (B.C.) Ltd. dated for reference
         February 4, 1998.(1)

    4.6  Master Trust Indenture between the Company and Norwest Bank
         Minnesota, National Association, as trustee, dated March 31,
         1998.(1)

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

   10.5 Employment Agreement dated July 1, 1994 between the Company and Michael J. Smith.(1)

   10.6 Separation Agreement between Mercer International Inc. and the Company dated for reference March 29, 1996.(1)

   10.7 Amendment Agreement made effective March 19, 1996, between the Company and Michael J. Smith.(1)

   10.8  Purchase Agreement between the Company and Volendam
         Securities C.V. dated for reference May 16, 1996.(1)

EXHIBIT
  NO.    DESCRIPTION OF EXHIBIT                                          PAGE NO.
-------  ----------------------                                          --------
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

  10.15 Share Purchase Agreement between Lehman Brothers Bankhaus AG and the Company dated October 3, 1996.(1)

  10.16  Purchase Agreement between the Company and Robabond Holding
         AG dated June 27, 1997.(1)

  10.17  Share Purchase Agreement between the Company and Procom
         Holding AG dated September 22, 1997.(1)

  10.18 Supplementary Agreement to Share Purchase Agreement between the Company and Procom Holding AG dated September 22,
         1997.(1)

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