Form 20-F
period 1999-12-31
MFC BANCORP LTD
filed 2001-04-12
CIK 16859

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F
                                ---------------

/ /  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934 or

/X/  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                For the fiscal year ended December 31, 1999, or

/ /  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

          For the transition period from ____________ to ____________
                          Commission File No.: 1-4192

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

                            ------------------------

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

                   12,041,156 COMMON SHARES WITHOUT PAR VALUE

    Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the SECURITIES EXCHANGE ACT OF 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 / / Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

    The statements in this annual report that are not based on historical facts are called "forward-looking statements" within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These statements appear in a number of different places in this annual report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

    - general economic and business conditions, including changes in interest rates;

    - prices and other economic conditions;

    - natural phenomena;

    - actions by government authorities, including changes in government regulation;

    - uncertainties associated with legal proceedings;

    - technological development;

    - future decisions by management in response to changing conditions;

    - our ability to execute prospective business plans; and

    - misjudgments in the course of preparing forward-looking statements.

    We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

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

                                                                         YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------------------
                                                             1999       1998       1997       1996       1995
                                                           --------   --------   --------   --------   --------
End of period............................................   0.6925     0.6504     0.6999     0.7301     0.7323
High for period..........................................   0.6925     0.7105     0.7487     0.7513     0.7527
Low for the period.......................................   0.6535     0.6341     0.6945     0.7235     0.7023
Average for the period...................................   0.6744     0.6714     0.7221     0.7332     0.7286

    The information set forth in this Form 20-F annual report is as at December 31, 1999 unless an earlier or later date is indicated. On April 25, 2000, the noon rate of exchange, as reported by the Federal Reserve
Bank of New York, for the conversion of Canadian dollars into United States dollars was U.S.$0.6803 per Canadian dollar.

                                MFC BANCORP LTD.
                                   FORM 20-F
                               TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------
                                     PART I
ITEM 1.   DESCRIPTION OF BUSINESS.....................................      4
          The Company.................................................      4
          General.....................................................      4
          Business of MFC.............................................      4
ITEM 2.   DESCRIPTION OF PROPERTIES...................................      7
ITEM 3.   LEGAL PROCEEDINGS...........................................      9
ITEM 4.   CONTROL OF REGISTRANT.......................................      9
ITEM 5.   NATURE OF TRADING MARKET....................................      9
          Market Information..........................................      9
          Shareholder Distribution....................................      9
          Dividend Information........................................     10
ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITY HOLDERS............................................     10
ITEM 7.   TAXATION....................................................     11
          Certain Canadian Federal Income Tax Consequences............     11
          Certain United States Federal Income Tax Consequences.......     11
ITEM 8.   SELECTED FINANCIAL DATA.....................................     13
ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATIONS...................................     14
          Results of Operations.......................................     14
          Liquidity and Capital Resources.............................     16
          Foreign Currency............................................     17
          European Economic and Monetary Union........................     17
          Derivative Instruments......................................     17
          Year 2000...................................................     18
          Inflation...................................................     18
ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK........................................................     18
ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT........................     20
ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS......................     21
          Executive Compensation......................................     21
          Employment Agreements and Termination of Employment or
          Change of Control...........................................     21
ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
          OR SUBSIDIARIES.............................................     22
ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..............     22

                                    PART II
ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED..................     23

                                    PART III
ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.............................     23
ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES.......................................     23

                                    PART IV
ITEM 17.  FINANCIAL STATEMENTS........................................     23
ITEM 18.  FINANCIAL STATEMENTS........................................     23
ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS...........................     23
          SIGNATURES..................................................     51

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

    IN THIS DOCUMENT, PLEASE NOTE THE FOLLOWING:

    - REFERENCES TO "WE", "OUR", "US" OR "MFC" MEAN MFC BANCORP LTD. AND ITS SUBSIDIARIES UNLESS THE CONTEXT OF THE SENTENCE CLEARLY SUGGESTS OTHERWISE;

    - ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED; AND

    - SELECTED FINANCIAL INFORMATION HAS BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S.$0.6925, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE OF CONVERSION FOR CANADIAN DOLLARS TO U.S. DOLLARS AS AT DECEMBER 31, 1999.

THE COMPANY

    MFC was originally incorporated in June 1951 by letters patent. We were continued under the CANADA BUSINESS CORPORATIONS ACT in March 1980 and under the BUSINESS CORPORATIONS ACT (Yukon) in August 1996. Our name was changed to "Nalcap Holdings Inc." in August 1987, to "Arbatax International Inc." in
March 1996 and to MFC in February 1997.

GENERAL

    We are a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. We advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. We also commit our own capital to promising enterprises and invest and trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our proprietary investing is generally not passive and we seek investments where our financial expertise and management can either add or unlock value. We are principally based in Switzerland and our operations are primarily conducted in Europe and North America.

BUSINESS OF MFC

    Our business focuses on providing innovative finance and advisory services for corporate finance transactions and capital raising. We counsel clients on business and financing strategy and the execution of transactions that advance their strategic goals, including mergers, acquisitions, reorganizations and divestitures, and assist in structuring and raising capital. We focus on meeting the financial needs of small to mid-sized public companies and other business enterprises primarily in Europe and North America. We believe that many of these clients, particularly in Europe, are underserviced by the large global investment banks and financial service providers. We specialize in advising and structuring business enterprises involved in unstructured and novel situations where a strong financial partner is needed and traditional, off-the-shelf solutions are not workable. In addition, from time to time, we act as a bridge lender or provide interim financing to business enterprises pending reorganization or prior to their going public to generate fee income and in conjunction with our investment strategy. In furtherance of this strategy, we often advise and help restructure enterprises that are undergoing financial stress or have or are near debt defaults.

    Our entrepreneurial experience and lean operating structure permit us to respond more rapidly to our clients' needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist those clients. These activities are principally conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A. ("MFC Bank"). MFC Bank is a licensed full-service Swiss bank based in Geneva, Switzerland. In 1999, we de-emphasized our private banking services as a result of the global consolidation of asset managers and shrinking margins. As a result, we now place such client assets with a large Swiss Cantonal bank and other financial institutions. These arrangements let us maintain key client relationships and mandates where we can provide value-added advisory services and yet offer clients the security, capability and economies of scale of a large Swiss banking institution.

    Our sources of revenues include fees and commissions from financial services, interest income and related trading income. Service fees are generated from the brokerage of securities, as well as securities custody and clearing and agency services. We also earn fees from commitments to extend credit, standby letters of credit and guarantees. We earn investment banking fees by providing strategic and financial advice and arranging financing for clients. We earn interest income through interest earned on our capital from securities margin loans to clients. We earn trading income from the purchase and sale of debt and equity securities for our own account.

    Our proprietary investing consists of investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive and we invest where we believe our expertise in financial restructuring and management can add or unlock value. We invest globally and our objective is to maximize total return measured through both long-term appreciation and recognized gains.

    Our most important proprietary investment is our indirect interest in a mineral royalty (the "royalty interest") in the Wabush Iron Ore Mine (the "Wabush Mine") located in the Province of Newfoundland, Canada. It has provided an uninterrupted source of fairly predictable revenue for over 30 years, which we have used to finance our proprietary investments.

    The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Mine is situated that commenced in 1956 and expires in the year 2055. The terms of the mining sub-lease do not provide for renewal. Pursuant to the royalty interest, the operator of the Wabush Mine pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush Mine. The per ton royalty amount increases or decreases with fluctuations in the "world price" for iron ore pellets and the U.S. Iron and Steel Subgroup Producer Price Index, subject to a minimum royalty amount of $0.75 per ton. Revenues from the royalty interest are subject to a minimum annual royalty of $3.25 million and are dependent on both the price levels for iron ore and the amount of iron ore shipped from the Wabush Mine.

    Gross revenues from the royalty interest were $11.2 million, $12.9 million and $13.1 million in 1999, 1998 and 1997, respectively. The royalty interest, which is stated on our balance sheet at its historical cost of $1.7 million, was independently appraised in 1998 at a mid-point value of $30.0 million on a pre-tax basis using an 11% rate of return.

    We originally acquired the royalty interest in 1956 and, in 1992, assigned our beneficial interest to Prada Holdings Ltd. ("Prada"), in exchange for its preferred shares. We retained legal title to the royalty interest and are responsible for all administration, receipt of payments, payment of taxes and other matters relating to the royalty interest. The Prada preferred shares have an annual dividend rate based upon the anticipated revenues to be received from the royalty interest. We also own all of the outstanding debentures of Prada in the approximate principal amount of $27.0 million. At the time of assignment Prada had substantial Canadian tax losses, and the royalty interest represents substantially all of its revenue.

    Other proprietary investments include an approximate 81% interest in TriMaine Holdings, Inc. which holds a portfolio of undeveloped real estate assets which are located in the Pacific Northwest region of the State of Washington. We acquired this interest in 1996 at an aggregate cost of approximately $13.4 million. We are conducting pre-development work relating to infrastructure, rezoning, subdivision and permitting on a substantial portion of the properties. We may develop some of the properties through partnerships, joint ventures or other associations with local developers as an interim step in the sale of a property and will continue pre-development work on the properties to the extent necessary to protect or enhance their value. We intend to divest or otherwise monetize these real estate assets and redeploy the proceeds in our merchant banking activities. We may also seek to exchange these real estate assets for equity interests.

    At December 31, 1999, we also had investments of approximately $3.6 million relating to insurance obligations with respect to our insurance operations which we originally acquired in 1991. All of the policies of our insurance operations have expired and we manage and administer the outstanding claims in the ordinary course. This investment portfolio consists of short-term and long-term fixed interest debt securities as well as common and preferred shares.

    We are principally based in Geneva and Zurich, Switzerland and our operations are primarily conducted in Europe and North America. We currently employ 37 people.

    The following is a summary of our revenues by geographic region for the years set forth:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (in thousands)
Canada......................................................  $ 17,851   $ 31,392   $29,043
Switzerland.................................................    88,075     88,237    30,925
United States...............................................    19,600      3,681    26,092
                                                              --------   --------   -------
                                                              $125,526   $123,310   $86,060
                                                              ========   ========   =======

    Our banking operations are subject to various Swiss regulatory requirements, including capital requirements administered by the Swiss Federal Banking Commission (the "SFBC"). The SFBC is our primary banking regulator and establishes minimum capital requirements for MFC Bank. Our failure to meet minimum capital requirements can result in mandatory, and possibly additional discretionary action by the SFBC that, if undertaken, could have a direct material effect on us. Under risk-based capital adequacy guidelines established by the SFBC, banks in Switzerland must meet specific capital guidelines that involve quantitative measures of assets, liabilities and other off-balance sheet items, as calculated under Swiss regulatory accounting practices. Our banking operations are required to file certain reports with the SFBC and we are subject to their examination. MFC Bank is subject to restrictions on loans and extensions of credit to, and on certain other types of transactions with, affiliates. We believe that the capital of our banking operations is sufficient for its current and reasonably foreseeable operations.

    Our banking operations place substantially all of their client deposits with other major financial institutions on a fiduciary or trust basis and earn a fee on the amount of money received from the counterparty. This is in contrast to most North American banks, which generate revenue from the spread between their cost of funds and the credit received. These fiduciary or trust deposits are off-balance sheet items and permit us to generate revenues without committing or tying up significant amounts of capital.

    Our primary risks are credit or counterparty risks, market risks and transaction risks. We have adopted comprehensive risk management processes to facilitate, control and monitor risk taking. Further, we do not engage in certain businesses such as real estate or consumer lending. We enter into derivative contracts only to provide products and services to clients and to protect our foreign exchange exposure.

    Credit risk arises from the possibility that counterparties may default on their obligations to us. These obligations can arise from placing money market deposits, the extension of credit in trading and investment activities, and participation in payment and securities transactions on our behalf and as an agent on behalf of clients. We manage credit risk on an individual transaction, counterparty level and on a portfolio basis. Credit limits for clients and counterparties are established by our credit officers and management with knowledge of the client's creditworthiness. In addition, we have established policies and limitations with respect to our securities lending practices. Our management also reviews and monitors exposure concentrations at a portfolio level. To reduce credit or counterparty risk, we only place money market deposits with major banks selected for their financial strength and reliability. Further, we otherwise attempt only to deal with creditworthy counterparties and obtain collateral where appropriate.

    Transaction risks can arise from our investment banking activities and relate to the risks of the proposed transaction. These risks include market and credit risks associated with underwriting securities as well as risks associated with our role in providing advisory services. We manage transaction risk through allocating and monitoring our capital requirements, only underwriting securities in circumstances where the risk to our capital is minimal, careful screening of clients and transactions, and engaging qualified personnel to manage transactions.

    Market risks relate to fluctuations in the liquidity of securities, as well as volatility in market conditions generally. The market for securities and other related products are affected by many factors over which we have little or no control. These factors include the financial performance and prospects of specific companies and industries, world markets and economic conditions, the availability of credit and capital, political events and perceptions of market participants.

ACQUISITIONS

    We acquired MFC Bank in February 1997 for $27.4 million plus an annual fee of between 0.25% to 0.50% of certain clients' assets held under management by it at the time of sale and retained by it during the first three years after closing, plus 50% of any actual Swiss tax savings realized by MFC Bank from the utilization of its initial tax loss carry-forwards.

    In September 1997, we acquired Bank Rinderknecht AG ("BRA") for
$9.6 million. BRA was headquartered in Zurich, Switzerland and was active in private banking and securities trading until it was placed in liquidation by the SFBC in August 1997. Following its acquisition, we merged BRA with MFC Bank and rationalized the combined operations, including transferring all administrative activities to Geneva, Switzerland. The acquisition of BRA broadened our client base and provided us with substantial future tax benefits, including tax loss carry-forwards of approximately $44.0 million.

    In 1997, we also completed the acquisition of the MFC Securities group of companies ("MFC Securities"), a bond trading enterprise based in Zurich, Switzerland. We acquired MFC Securities for its approximate book value of $15.7 million plus a contingent variable annual fee payable in cash or in common shares of MFC, at the option of the vendors, and based upon MFC Securities' future net-after-tax profits.

    We acquired approximately 35% of the outstanding common shares and three million variable voting redeemable preferred shares of Drummond Financial Corporation ("DFC") for an aggregate cost of approximately $11.8 million in 1996. DFC was an "asset lender" and over time we rationalized and collected its loan portfolio. Subsequently, we increased our interest to approximately 49.4% of the common shares of DFC, which, together with the preferred shares, provides us with control over approximately 76% of the voting power. In 1998, we acquired all of DFC's outstanding bonds in consideration of U.S.$15.2 million of our 8% convertible subordinated bonds due April 2008.

COMPETITION

    We conduct our business in a global environment that is highly competitive and unpredictable. We compete against brokerage firms, investment banks, merchant banks and other investment managers. We face competition in Switzerland from other banks, asset managers and a range of non-bank financial institutions and internationally from investment banks and securities dealers. Many of our competitors are national or international companies with far greater resources, capital and access to information than us. As a result, we may become involved in transactions with more risk.

    Numerous variables may have a material effect on our results of operations, including:

    - economic and market conditions, including the liquidity of capital markets;

    - the volatility of market prices, rates and indices;

    - the timing and volume of market activity;

    - inflation;

    - the cost of capital, including interest rates;

    - political events, including legislative, regulatory and other developments;

    - competitive forces, including our ability to attract and retain personnel;

    - support systems; and

    - investor sentiment.

ITEM 2.  DESCRIPTION OF PROPERTIES

    Our principal office is located in Geneva, Switzerland and we also maintain offices in Zurich, Switzerland and Toronto, Canada. All of our premises are leased.

    We participate in the royalty interest through our ownership of preferred shares of Prada issued in exchange for a beneficial interest in the royalty interest. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Mine is situated that commenced in 1956 and expires in the year 2055. The lessor is Knoll Lake Minerals Limited ("Knoll Lake"), which holds a mining lease from the Province of Newfoundland, Canada. We own 39.5% of the outstanding capital stock of Knoll Lake. The lease requires the payment of royalties to Knoll Lake of $0.22 per ton on shipments of iron ore from the Wabush Mine. Knoll Lake pays annual dividends to its shareholders equal to its royalties less expenses and income taxes.

    We transferred our interest in the mining site and surface rights to the Wabush Mine to Wabush Iron Company Limited, which is owned by the Interlake Iron Corporation, Inland Steel Company and Pickands, Mather & Company, for a term co-extensive with our original lease.

    Iron ore is shipped from the Wabush Mine to Pointe Noire, Quebec, Canada, where it is pelletized. Geological studies done on the Wabush Mine to date have estimated that the mine has iron ore deposits of approximately 713 million tons averaging 34.5 fe. In 1997, 1998 and 1999, 5.7 million, 5.6 million and
5.5 million tons of iron ore, respectively, were shipped from the Wabush Mine.

    The Wabush Mine is operated by an unincorporated joint venture consisting of Wabush Iron Company Limited (U.S.A.), Steel Company of Canada Limited (Canada) and Dominion Foundries & Steel Limited (Canada) (collectively, the "Consortium"), which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush Mine. These royalties are not to be less than $3.25 million annually until the year 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of $1.685 per ton with escalations as defined by agreement. The prior agreement with the Consortium with respect to renegotiating escalations to the base rate has expired.

    Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity. As the operator of the Wabush Mine is owned by the Consortium of steel producers, production from the mine has been generally maintained at relatively consistent levels.

    The royalty interest is subject to an escalation tax that is payable to the Province of Newfoundland, Canada based upon the amount of iron ore shipped from the Wabush Mine and computed pursuant to the Mesabi Old Range Non-Bessemer ore market price (the "Reference Price"). The escalation tax was $0.37 per ton in each of 1997, 1998 and 1999. The Reference Price has ceased to be published and we are discussing possible alternatives with the Government of Newfoundland.

    We also indirectly own approximately 102 acres of undeveloped real property which is annexed to the City of Gig Harbour, Washington, which is located at the west end of the Tacoma Narrows Bridge from Tacoma, Washington. Of the total acreage, 50 acres are now zoned for retail/commercial use, 35 acres for medium density (8 units per acre) residential use and 17 acres for business park/professional office use. The retail portion of the property is under an option agreement for the development of a regional shopping centre. We may develop all or part of the remaining land through partnerships, joint ventures or other economic associations with local developers. Our current involvement with the property is limited to pre-development work, including infrastructure (roads, sewer and water services), preliminary permits, market studies, feasibility studies and related activities.

    We also indirectly own a 17.2 acre property located in Federal Way, Washington located north of South 356th Street on Pacific Highway South. This property is zoned business park and all utilities are available to the site. The site is encumbered by a wetland area which has been estimated at 2.4 acres exclusive of setback requirements. Currently, site approval applications have been made for an 800-unit self-storage facility and an 80,000 square foot warehouse/office facility.

ITEM 3.  LEGAL PROCEEDINGS

    In 1999, we successfully appealed a Canada Customs and Revenue Agency tax reassessment which would have resulted in additional taxes of approximately $9.8 million and reduced our non-taxable loss for 1993.

    We are subject to routine litigation incidental to our business but do not anticipate that the outcome of such litigation will have a material adverse effect on our business or financial condition.

ITEM 4.  CONTROL OF REGISTRANT

    The following table sets forth certain information as at March 31, 2000 concerning the ownership of our common shares as to each person known to us, based solely upon public records and filings, to be the direct and/or indirect owner of more than ten percent of our common shares:

TITLE OF CLASS                                   IDENTITY OF PERSON OR GROUP   AMOUNT OWNED   PERCENT OF CLASS
--------------                                   ---------------------------   ------------   ----------------
Common shares..................................     Peter Kellogg              2,188,800(1)      18.2%

---------------

(1) In his public filings, Mr. Kellogg disclaims beneficial ownership of 1,975,500 of the shares, or approximately 16.4% of our issued and outstanding shares.

    MFC's officers and directors, as a group, own or control, directly or indirectly, an aggregate of 1,104,943 common shares and have options on 1,584,500 common shares, representing approximately 19.7% of our common shares on a fully diluted basis.

ITEM 5.  NATURE OF TRADING MARKET

MARKET INFORMATION

    Our common shares are quoted on the Nasdaq National Market ("Nasdaq") under the symbol "MXBIF" and on the Frankfurt Stock Exchange under the symbol "MFC GR". The following table sets forth the quarterly high and low sales prices of our common shares on Nasdaq for the periods indicated:

                                                                      NASDAQ
                                                              ----------------------
                                                                 HIGH         LOW
                                                              ----------   ---------
1998
March 31....................................................  U.S.$14.06   U.S.$9.88
June 30.....................................................       14.38        9.50
September 30................................................       10.31        5.88
December 31.................................................        9.25        4.69

1999
March 31....................................................        9.00        6.50
June 30.....................................................        8.31        5.81
September 30................................................       12.25        6.31
December 31.................................................        9.50        7.50

2000
March 31....................................................       10.00        6.75
April 1 to April 25.........................................        8.00        6.81

SHAREHOLDER DISTRIBUTION

    As at April 25, 2000, there were approximately 2,178 holders of record of our common shares and a total of 12,042,156 common shares were outstanding. Approximately 10,764,337 or 89% of our common shares are held of record by 1,828 U.S. holders, including depositories and clearing agencies.

DIVIDEND INFORMATION

    The actual timing, payment and amount of dividends paid on our common shares is determined by our board of directors, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our board of directors considers relevant. In June 1997, we paid a dividend of $0.01 per share and, in June 1998, we paid a dividend of U.S.$0.02 per share.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

    There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of MFC's common shares. However, any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of the voting shares of MFC) pursuant to Article X of the Canada-U.S. Tax Convention (1980), as amended (the "Treaty"). See "ITEM 7. Taxation".

    Except as provided in the INVESTMENT CANADA ACT (the "ICA"), there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Yukon Territory, or in our charter documents. The following summarizes the principal features of the ICA for non-Canadian residents proposing to acquire our common shares. THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES, AND NO OPINION OR REPRESENTATION TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES IS HEREBY MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT WITH THEIR OWN LEGAL ADVISORS WITH RESPECT TO THE CONSEQUENCES OF PURCHASING AND OWNING OUR COMMON SHARES.

    The ICA governs the acquisition of Canadian businesses by non-Canadians. Under the ICA, non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. Investment Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (such thresholds being favourably varied for U.S. citizens by legislation relating to the Canada-U.S. Free Trade Agreement) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

    If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.

    Certain transactions relating to our common shares would be exempt from the ICA, including:

    (a) the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

    (b) the acquisition of control of MFC in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and

    (c) the acquisition of control of MFC by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct control in fact of MFC, through ownership of our common shares, remains unchanged.

ITEM 7.  TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

    We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of MFC in connection with carrying on a business in Canada (a "non-resident holder").

    This summary is based upon the current provisions of the INCOME TAX ACT (Canada) (the "ITA"), the regulations thereunder and the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency, Taxation. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

DIVIDENDS

    Dividends paid on our common shares to a non-resident holder will be subject to withholding tax. The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as MFC) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

    A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of MFC unless the share represents "taxable Canadian property" to the holder thereof. Our common shares will be considered taxable Canadian property to a nonresident holder if:

    (a) the non-resident holder;

    (b) persons with whom the non-resident holder did not deal at arm's length; or

    (c) the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned not less than 25% of the issued shares of any class of our capital stock at any time during the five year period preceding the disposition of such shares. In the case of a non-resident holder to whom shares of MFC represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

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

    THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

U.S. HOLDERS

    As used herein, a "U.S. Holder" includes a holder of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

FOREIGN TAX CREDIT

    A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

PASSIVE FOREIGN INVESTMENT CORPORATION

    We do not believe that we are a passive foreign investment corporation (a "PFIC"). If a U.S. Holder disposes of shares in a PFIC, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the U.S. Holder's current income.

    The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The U.S. Holder's current year tax is increased by the special tax and interest on amounts apportioned to prior years.

    A U.S. Holder can avoid this special tax and interest charge by making a permanent election to treat a PFIC as a "qualified electing fund" and to report in each year thereafter such shareholder's pro rata share of the ordinary earnings and net capital gains of a PFIC. If the election is not made in the first year that the U.S. Holder owns the shares, a special election would have to be made to cleanse the effect of the prior year's holding periods.

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

ITEM 8.  SELECTED FINANCIAL DATA

    The following table summarizes selected consolidated financial data for us prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles ("U.S. GAAP") to MFC's financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 17 of our consolidated financial statements included elsewhere in this annual report. The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "ITEM 9. Management's Discussion and Analysis of Financial Condition and Results of Operations".

CANADIAN GAAP

                                                                YEARS ENDED DECEMBER 31,
                                                  ----------------------------------------------------
                                                    1999       1998       1997       1996       1995
                                                  --------   --------   --------   --------   --------
                                                      (in thousands, other than per share amounts)
Revenues........................................  $125,526   $123,310   $ 86,060   $ 75,467   $26,329
Income (loss) from continuing operations........    36,328     30,235     23,617     13,994    (1,235)
Income (loss) from continuing operations per
  share Basic(1)................................      3.00       2.48       1.95       1.52     (0.15)
  Fully diluted(1)..............................      2.60       2.20       1.79       1.37     (0.15)
Net income (loss)...............................    31,389     30,235     23,617     13,994    (1,235)
Net income (loss) per share Basic(1)............      2.59       2.48       1.95       1.52     (0.15)
  Fully diluted(1)..............................      2.28       2.20       1.79       1.37     (0.15)
Total assets....................................   270,107    238,109    226,890    160,368    73,551
Debt............................................    30,917     40,091     41,602     42,937        --
Shareholders' equity............................   170,811    154,396    120,156     91,516    51,383
Cash dividends(2)...............................        --        369        106         --        --
Cash dividends per share(2).....................        --       0.03       0.01         --        --

---------------

(1) All amounts have been adjusted to reflect a 1 to 1.5 stock split effected in March 1996.

(2) Paid on MFC's common shares.

U.S. GAAP

                                                                YEARS ENDED DECEMBER 31,
                                                  ----------------------------------------------------
                                                    1999       1998       1997       1996       1995
                                                  --------   --------   --------   --------   --------
                                                      (in thousands, other than per share amounts)
Revenues........................................  $128,270   $118,842   $ 83,138   $ 72,094   $26,329
Income (loss) from continuing operations........    40,313     31,922     12,365     13,329    (1,600)
Income (loss) from continuing operations per
  share Basic(1)................................      3.33       2.62       1.07       1.45     (0.20)
  Diluted(1)....................................      3.12       2.42       1.00       1.41     (0.20)
Net income (loss)...............................    35,374     31,922     12,365     13,329    (1,600)
Net income (loss) per share Basic(1)............      2.92       2.62       1.07       1.45     (0.20)
  Diluted(1)....................................      2.75       2.42       1.00       1.41     (0.20)
Total assets....................................   265,658    229,529    223,528    173,597    77,711
Debt............................................    30,917     40,091     41,602     42,937        --
Shareholders' equity............................   166,363    146,969    112,721     95,331    58,416
Cash dividends(2)...............................        --        369        106         --        --
Cash dividends per share(2).....................        --       0.03       0.01         --        --

---------------

(1) All amounts have been adjusted to reflect a 1 to 1.5 stock split effected in March 1996.

(2) Paid on MFC's common shares.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 1999 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included herein were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included herein to U.S. GAAP, see Note 17 to the financial statements. We have made certain reclassifications to the prior periods' financial statements to conform to the current period's presentation.

RESULTS OF OPERATIONS

    We are a financial services company that focuses upon merchant banking. We provide specialized banking and corporate finance services internationally. These activities are primarily conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial and management expertise can add or unlock value.

    MFC's results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, on-line service providers and other companies offering financial services in Europe and globally.

    In recent years, the financial services industry has experienced consolidation and convergence as financial institutions involved in a broad spectrum of services have merged or combined. The trend to consolidate is expected to continue and produce global financial institutions with much greater capital and other resources than MFC. As a result of the economic and competitive factors discussed above, our results may vary significantly from period to period. We intend to manage our business for the long term and to mitigate the effect of such factors by focusing on our core operations of meeting the financial needs of small to mid-sized public companies and other business enterprises internationally.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

    The following table provides selected quarterly financial information for MFC for each quarter of 1999:

                                                                               1999
                                                        ---------------------------------------------------
                                                        DECEMBER 31    SEPTEMBER 30    JUNE 30    MARCH 31
                                                        ------------   -------------   --------   ---------
                                                           (in thousands, other than per share amounts)
Revenues..............................................    $ 52,098       $ 24,038      $ 25,929    $23,461
Expenses..............................................      39,024         13,538        18,589     18,283
Net income............................................       8,630         10,425         7,262      5,072
Fully diluted earnings per share......................        0.62           0.74          0.53       0.39
Total assets..........................................     270,107        273,369       259,275    244,717
Shareholders' equity..................................     170,811        167,887       155,592    153,726

    In 1999, our revenues increased to $125.5 million from $123.3 million in 1998, primarily as a result of trading activities. Our investment portfolio remains principally invested in investment grade securities. In 1999, we de-emphasized our private banking services largely as a result of the global consolidation of asset managers and shrinking margins. As a result, commencing in the third quarter of 1999, we have focused on providing value-added advisory services to our clients.

    In 1999, we began electronic banking and equities trading for our clients through our NetBanking website. In March 2000, we discontinued operation of the website due to changing economic fundamentals in Europe, including increasing price competition and customer acquisition costs. As a result, we took a one-time loss from such discontinued operations of $4.9 million, or $0.32 per share on a fully diluted basis, for the year ended December 31, 1999.

    Expenses from continuing operations decreased to $89.4 million in 1999 from $92.8 million in 1998, primarily as a result of lower investment expenses. General and administrative expenses decreased marginally to $19.3 million in 1999 from $19.4 million in 1998. Interest expense increased marginally to $4.9 million in 1999 from $4.8 million in 1998.

    In 1999, net earnings were $31.4 million or $2.59 per share on a basic basis ($2.28 per share on a fully diluted basis). Income from continuing operations in 1999 was $36.3 million, or $3.00 per share on a basic basis ($2.60 per share on a fully diluted basis). In 1998, net earnings were $30.2 million or $2.48 per share on a basic basis ($2.20 per share on a fully diluted basis). Net earnings in 1998 included $8.1 million on the purchase of debt securities.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

    In 1998, our revenues increased by approximately 43.3% to $123.3 million from $86.1 million in 1997, primarily due to increased banking and financial services fees. Banking and financial services fees increased by 41.8% in 1998 from 1997, as a result of the inclusion of the results of MFC Bank for the full year. The acquisition of MFC Bank resulted in our generating revenues from operations such as brokerage commissions, foreign exchange trading fees, asset management and related fees and banking fees generated from placing customer deposits on a fiduciary basis with counterparties. The increase in revenues resulted primarily from an increase in the amount of assets under management and higher revenues from corporate finance advisory services. Revenues from investments increased by 56.5% in 1998 from 1997, as a result of greater trading activities. Our investment portfolio remains principally invested in investment grade securities.

    Expenses increased to $92.8 million in 1998 from $61.2 million in 1997, primarily as a result of higher revenues. General and administrative expenses increased to $19.4 million in 1998 from $12.4 million in 1997, primarily due to the inclusion of the results of MFC Bank for the full year and higher revenues. Interest expense decreased to $4.8 million in 1998 from $5.1 million in 1997, primarily due to a decrease in amounts borrowed during the year.

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

LIQUIDITY AND CAPITAL RESOURCES

    The following table is a summary of selected financial information concerning MFC for the periods indicated:

                                                       DECEMBER 31,              DECEMBER 31,
                                                   ---------------------   ------------------------
                                                     1999         1998       1999            1998
                                                   --------     --------   --------        --------
                                                     (U.S. Dollars in        (Canadian Dollars in
                                                        thousands,                thousands,
                                                        other than         other than percentages)
                                                       percentages)
Cash and cash equivalents........................  $ 34,343     $ 25,398   $ 49,567        $ 38,871
Securities.......................................    46,981       50,309     67,808          76,998
Total assets.....................................   187,145      155,576    270,107         238,109
Debt.............................................    21,421       26,195     30,917          40,091
Shareholders' equity.............................   118,348      100,878    170,811         154,396
Return on equity from continuing operations......     23.5%        25.2%      23.5%           25.2%

    We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, highly liquid marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. We also use this liquidity in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

    At December 31, 1999, our cash and cash equivalents were $49.6 million, compared to $38.9 million at December 31, 1998. At December 31, 1999, we had securities of $67.8 million, compared to $77.0 million at December 31, 1998.

    We view return on equity to be an important measure of our performance, in the context of both the particular business environment in which we operate and our peer group's results. In 1999 and 1998, respectively, our return on equity was over 23%. We manage our capital position based upon, among other things, business opportunities, capital availability and rates of return, together with internal capital policies and regulatory requirements.

OPERATING ACTIVITIES

    Operating activities provided cash of $29.9 million in 1999, compared to using cash of $1.0 million in 1998. In 1999, a decrease in receivables provided cash of $1.7 million compared to using cash of $4.3 million in 1998. An increase in amounts due from investment dealers used cash of $11.1 million and $7.8 million in 1999 and 1998, respectively. A decrease in accounts payable and accrued expenses used cash of $1.0 million in 1999. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

INVESTING ACTIVITIES

    Investing activities used cash of $35.7 million in 1999, compared to $1.6 million in 1998. In 1999, a net increase in margin loans used cash of $34.7 million, compared to $0.2 million in 1998. In 1999, purchases of subsidiaries used cash of $0.7 million.

FINANCING ACTIVITIES

    Net cash provided by financing activities was $26.8 million in 1999, compared to $4.9 million used in 1998. Net debt repayment used cash of $7.2 million in 1999, compared to net borrowings providing cash of

$10.4 million in 1998. In 1999, a net increase in deposits associated with margin loans granted by us provided cash of $34.3 million, compared to a net decrease in deposits using $10.1 million in 1998. The net repurchase of common shares in 1999 used cash of $0.2 million, compared to $4.7 million in 1998. We did not pay dividends on our common shares in 1999, compared to paying
$0.4 million in dividends in 1998.

FOREIGN CURRENCY

    Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations, in particular, those in Switzerland.

    We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

    As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In the year ended December 31, 1999, we reported approximately a net $14.8 million foreign exchange translation loss and, as a result, our cumulative foreign exchange translation loss at December 31, 1999 was $4.3 million, compared to a $10.5 million gain at December 31, 1998.

    Since both our principal sources of revenues and expenses are in Swiss francs, we use derivatives to protect our foreign exchange exposure. See "Item 9A--Quantitative and Qualitative Disclosures About Market Risk".

    Based upon the period average exchange rate in 1999, the Canadian dollar increased by approximately 12.5% in value against the Swiss franc since December 31, 1998.

EUROPEAN ECONOMIC AND MONETARY UNION

    The Economic and Monetary Union ("EMU") has replaced the national currencies of eleven participating European countries with a single European currency, the "Euro". The Euro was launched in January 1, 1999 when the European Central Bank assumed monetary policy for the participating nations. During a transition period, until the national currencies from the participating members are withdrawn from circulation (July 2002 at the latest), such currencies will continue to exist but only as fixed denominations of the Euro.

    Our business is primarily based in Switzerland. Although Switzerland is not a participating member country of the EMU and did not adopt the Euro, we commenced preparations for the introduction of the Euro in 1998 and implemented modifications to our information and technology systems and programs in order to prepare for the transition. Preparations included modifications to our computer systems and programs and coordination with clients and other counterparties to ensure a smooth transition to the Euro. We were able to successfully transact business in the Euro beginning on January 1, 1999. Costs associated with modifications and other preparations necessary to prepare for the transition to the Euro were not material and were funded through operating cash flow and expensed in the period in which they were incurred.

    The introduction of the Euro has and will continue to result in greater cross-border transparency and will have a significant impact on European financial markets. The Euro is expected to present business opportunities for all participants in the European financial markets, including MFC.

DERIVATIVE INSTRUMENTS

    Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and for our own account to protect our foreign exchange exposure.

YEAR 2000

    We did not experience any difficulties associated with the changeover to the year 2000. While our management believes that it took adequate steps to address the year 2000 issue, and we are not aware of any difficulties experienced by our clients associated with the changeover to the year 2000, there can be no assurance that difficulties associated with the year 2000 may not arise in the future.

INFLATION

    We do not believe that inflation has had a material impact on revenues or income over the past three fiscal years. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We are exposed to market risk from changes in interest rates, foreign currency exchange rates and equity prices which may affect our results of operations and financial condition. We manage these risks through internal risk management policies which are administered by management committees. We also entered into derivative foreign exchange forward contracts for our own account, which has an aggregate notional amount of $8.7 million, to hedge against these risks.

INTEREST RATE RISK

    Fluctuations in interest rates may affect the fair value of financial instruments sensitive to interest rates. An increase in interest rates may decrease the fair value and a decrease in interest rates may increase the fair value of such financial instruments. Our financial instruments which may be sensitive to interest rate fluctuations are investments and debt obligations. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 1999 and 1998, respectively, and expected cash flows from these instruments.

                            AS AT DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                    EXPECTED FUTURE CASH FLOW
                          CARRYING     FAIR     -----------------------------------------------------------------
                           VALUE      VALUE       2000       2001       2002       2003       2004     THEREAFTER
                          --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..........  $29,965    $30,086    $26,474    $    --    $    --    $    --    $ 3,612      $    --
Debt obligations(2).....   20,445     16,356         --         --         --         --         --       16,356

------------

(1) Investments consist of debt securities.

(2) Debt obligations consist of the bonds which mature on March 31, 2008 and bear interest at 8% per annum.

                            AS AT DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                    EXPECTED FUTURE CASH FLOW
                          CARRYING     FAIR     -----------------------------------------------------------------
                           VALUE      VALUE       1999       2000       2001       2002       2003     THEREAFTER
                          --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..........  $44,937    $45,536    $27,742    $ 2,358    $ 1,532    $    --    $ 8,099      $ 5,805
Debt obligations(2).....   22,834     20,550         --         --         --         --         --       20,550

------------

(1) Investments consist of debt securities.

(2) Debt obligations consist of the bonds which mature on March 31, 2008 and bear interest at 8% per annum.

FOREIGN CURRENCY EXCHANGE RATE RISK

    Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value and an appreciation of such currencies against the Canadian dollar will increase the fair value of such financial instruments. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments, loans, deposits and debt obligations. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 1999 and 1998, respectively, and expected cash flows from these instruments:

                            AS AT DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                    EXPECTED FUTURE CASH FLOW
                          CARRYING     FAIR     -----------------------------------------------------------------
                           VALUE      VALUE       2000       2001       2002       2003       2004     THEREAFTER
                          --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..........  $59,548    $61,493    $53,035    $    --    $    --    $    --    $ 3,612      $ 4,846
Loans(2)................   75,030     75,030     59,654         --      7,077      8,299         --           --
Deposits(3).............   47,563     47,563     47,563         --         --         --         --           --
Debt obligations(4).....   30,917     26,828      3,446         --         --      7,026         --       16,356

------------

(1) Investments consist of debt securities and equity securities, both of which are primarily denominated in U.S. dollars and Swiss francs.

(2) Loans are denominated in U.S. dollars or Swiss francs.

(3) Deposits consist of cash deposits with MFC Bank.

(4) Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars.

                            AS AT DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                    EXPECTED FUTURE CASH FLOW
                          CARRYING     FAIR     -----------------------------------------------------------------
                           VALUE      VALUE       1999       2000       2001       2002       2003     THEREAFTER
                          --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..........  $68,350    $67,737    $48,389    $   957    $    --    $    --    $ 8,099      $10,292
Loans(2)................   49,526     49,526     40,726         --         --         --      8,800           --
Deposits(3).............   25,124     25,124     19,759      5,365         --         --         --           --
Debt obligations(4).....   40,091     37,807      2,533         --         --         --     14,724       20,550

------------

(1) Investments consist of debt securities and equity securities, both of which are primarily denominated in U.S. dollars and Swiss francs.

(2) Loans are denominated in U.S. dollars or Swiss francs.

(3) Deposits consist of cash deposits with MFC Bank.

(4) Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars.

EQUITY PRICE RISK

    Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments and debt obligations. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 1999 and 1998, respectively, and expected cash flows from these instruments:

                            AS AT DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                    EXPECTED FUTURE CASH FLOW
                          CARRYING     FAIR     -----------------------------------------------------------------
                           VALUE      VALUE       2000       2001       2002       2003       2004     THEREAFTER
                          --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..........  $37,843    $38,614    $31,748    $    --    $    --    $    --    $    --      $ 6,866
Debt obligations(2).....   20,445     16,356         --         --         --         --         --       16,356

------------

(1) Investments consist of equity securities.

(2) Debt obligations consist of the bonds which are convertible into common shares of MFC at a fixed price. A change in the price of our common shares may affect the fair value of the bonds.

                            AS AT DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                    EXPECTED FUTURE CASH FLOW
                          CARRYING     FAIR     -----------------------------------------------------------------
                           VALUE      VALUE       1999       2000       2001       2002       2003     THEREAFTER
                          --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..........  $32,061    $31,790    $25,143    $    --    $    --    $    --    $    --      $ 6,647
Debt obligations(2).....   22,834     20,550         --         --         --         --         --       20,550

---------------

(1) Investments consist of equity securities.

(2) Debt obligations consist of the bonds which are convertible into common shares of MFC at a fixed price. A change in the price of our common shares may affect the fair value of the bonds.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

    Our Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Bylaws or with the provisions of the BUSINESS CORPORATIONS ACT (Yukon). At each annual meeting of MFC, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor. Officers of MFC serve at the discretion of the board of directors.

    The following table sets out certain information concerning MFC's directors and executive officers:

                                                                                 DATE OF       EXPIRATION OF
                                                                               COMMENCEMENT       TERM OF
                                                                              OF OFFICE WITH    OFFICE WITH
NAME                                               PRESENT POSITION WITH MFC       MFC              MFC
----                                               -------------------------  --------------   -------------
Michael J. Smith.................................  Director and                    1986            2002
                                                   President                       1996
Roy Zanatta......................................  Director and                    1996            2002
                                                   Secretary                       1996
Sok Chu Kim......................................  Director                        1996            2001
Oq-Hyun Chin.....................................  Director                        1994            2001
Julius Mallin....................................  Director                        1994            2000
Dr. Stefan Feuerstein............................  Nominee Director(1)               --              --

---------------

(1) Dr. Feuerstein is nominated to be elected as a director at MFC's shareholders' meeting to be held June 28, 2000.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

    During the fiscal year ended December 31, 1999, we paid an aggregate of $1,506,302 in cash compensation to our directors and officers. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by MFC during the fiscal year ended December 31, 1999 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by MFC.

    We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to certain executive officers. The following fairly reflects material information regarding compensation paid to such persons.

EXECUTIVE COMPENSATION

    The following table provides a summary of compensation paid by us during each of the last three fiscal years to our Chief Executive Officer and to other executive officers who received a combined salary and bonus during the fiscal year ended December 31, 1999 in excess of $100,000 (the "Named Executives"):

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                   ANNUAL COMPENSATION(1)           COMPENSATION
                                             ----------------------------------   ----------------
                                                                                       AWARDS
                                                                                  SECURITIES UNDER
                              FISCAL YEAR                          OTHER ANNUAL       OPTIONS         ALL OTHER
                                 ENDED        SALARY     BONUS     COMPENSATION       GRANTED        COMPENSATION
NAME AND PRINCIPAL POSITION  DECEMBER 31,      ($)        ($)          ($)              (#)              ($)
-----------------------------------------------------------------------------------------------------------------
Michael J. Smith                  1999       212,944    256,809           --               --               --
President and Chief               1998       221,876    231,365           --           77,000               --
Executive Officer                 1997       157,814         --           --               --               --
-----------------------------------------------------------------------------------------------------------------
Roy Zanatta                       1999       104,852    119,844           --               --               --
Secretary and Director            1998       192,500    101,222           --           60,000               --
                                  1997       137,900         --           --           65,000            5,000
-----------------------------------------------------------------------------------------------------------------
Claudio Morandi(2)                1999       179,171    154,085       10,102               --               --
President                         1998       117,010    101,222           --           75,000               --
MFC Bank                          1997       157,732     67,871           --           65,000               --
-----------------------------------------------------------------------------------------------------------------
John Musacchio                    1999       283,833         --           --               --               --
Vice-President                    1998            --         --           --           50,000               --
                                  1997            --         --           --               --               --
-----------------------------------------------------------------------------------------------------------------
Jean Paul Abgottspon(3)           1999       165,800     18,862           --               --               --
Senior Vice-President             1998       171,828         --           --            8,000               --
MFC Bank                          1997            --         --           --               --               --
-----------------------------------------------------------------------------------------------------------------

(1) On a cash basis, unless otherwise stated.

(2) Mr. Morandi commenced employment with MFC in May 1997. His compensation for fiscal 1997 is presented on an annualized basis.

(3) Mr. Abgottspon commenced employment with MFC in June 1998. His compensation for fiscal 1998 is presented on an annualized basis.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

    Mr. Smith entered into an employment agreement with MFC dated as of July 1, 1994. The agreement generally provides, subject to certain termination provisions, for the continued employment of Mr. Smith for a period of 36 months with automatic one month renewals, so that the agreement at all times has a remaining term of 36 months. The agreement provides for an annual base salary and other compensation to be paid to Mr. Smith as determined by the board of directors. The agreement contains change in control provisions pursuant to which, if a change in control (as defined in the agreement) occurs, Mr. Smith may only be discharged for cause. In the event he is terminated without cause or resigns for good reason (as defined in the agreement) within 18 months of the change in control, Mr. Smith shall be entitled to a severance payment of three times his annual salary under the agreement and all unvested rights in any stock option or other benefit plan applicable to him shall vest in full. If Mr. Smith is terminated without cause or resigns for good reason after 18 months of the change in control, he shall be entitled to a severance payment of a proportionate amount based on the length of time remaining in the term of the agreement of three times his annual salary under the agreement and all unvested rights in any stock option or other benefit plan applicable to him shall vest in full. In addition, Mr. Smith will continue to receive equivalent benefits as were provided at the date of termination for the remaining term of the agreement.

    Mr. Zanatta entered into an employment agreement with MFC on February 24, 1997. The agreement generally provides for a base salary and other compensation, including the granting of incentive stock options, to be paid to Mr. Zanatta as determined by the board of directors. The agreement provides that Mr. Zanatta's employment with MFC may be terminated upon 12 months notice.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    As at the date hereof, MFC has outstanding incentive stock options entitling the Chief Executive Officer and other Named Executives to acquire an aggregate of 855,000 common shares of MFC at an exercise price of: (i) U.S.$6.90 per share in respect of options to purchase 450,000 shares expiring October 11, 2001 and U.S.$6.00 per share in respect of options to purchase 77,000 shares expiring October 28, 2003, held by the Chief Executive Officer; and (ii) U.S.$7.25 per share in respect of options to purchase 110,000 shares expiring July 25, 2002, U.S.$6.00 per share in respect of options to purchase 193,000 shares expiring October 28, 2003 and U.S.$7.00 per share in respect of options to purchase 25,000 shares expiring April 11, 2005, held by the other Named Executives.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

    MFC did not grant incentive stock options to the Named Executives during the fiscal year ended December 31, 1999.

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

    The following table sets forth securities acquired on exercise during the most recently completed fiscal year and the value of the options held at December 31, 1999 by the Named Executives:

                                                                                          VALUE OF UNEXERCISED
                                                                                         IN-THE-MONEY OPTIONS AT
                                   SECURITIES    AGGREGATE    UNEXERCISED OPTIONS AT        DECEMBER 31, 1999
                                   ACQUIRED ON     VALUE         DECEMBER 31, 1999                 ($)
                                    EXERCISE     REALIZED               (#)                   EXERCISABLE/
NAME                                   (#)          ($)      EXERCISABLE/UNEXERCISABLE      UNEXERCISABLE(1)
----------------------------------------------------------------------------------------------------------------
Michael J. Smith                       Nil          Nil             527,000/Nil            U.S.$1,110,125/Nil
----------------------------------------------------------------------------------------------------------------
Roy Zanatta                            Nil          Nil             125,000/Nil              U.S.$278,125/Nil
----------------------------------------------------------------------------------------------------------------
Claudio Morandi                        Nil          Nil             120,000/Nil              U.S.$288,750/Nil
----------------------------------------------------------------------------------------------------------------
John Musacchio                         Nil          Nil              50,000/Nil              U.S.$143,750/Nil
----------------------------------------------------------------------------------------------------------------
Jean Paul Abgottspon                   Nil          Nil               8,000/Nil               U.S.$23,000/Nil
----------------------------------------------------------------------------------------------------------------

(1) The closing price of our common shares on December 31, 1999 on Nasdaq was U.S.$8.875.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    Other than as disclosed in this annual report, to the best of our knowledge, there have been no material transactions since January 1, 1999 to which MFC was or is a party and in which a director or officer of MFC, or any relative or spouse of any director or officer, or any relative of such spouse who has the same home as such person or who is a director or officer of any subsidiary of MFC, has or will have a direct or indirect material interest, nor were any directors or officers of MFC, or any associates of such directors or officers, indebted to MFC during this period.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

    Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

    None.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

    None.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

    Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

    See "ITEM 19. Financial Statements and Exhibits" for financial statements filed as part of this annual report.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

    (A) FINANCIAL STATEMENTS AND SCHEDULES:

    1. Independent Auditors' Report on the consolidated financial statements of MFC as at December 31, 1999, 1998 and 1997.

    2.  Consolidated Balance Sheets at December 31, 1999 and 1998 (audited).

    3. Consolidated Statements of Income for the years ended December 31, 1999, 1998 and 1997 (audited).

    4. Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1999, 1998 and 1997 (audited).

    5. Consolidated Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997 (audited).

    6.  Notes to Financial Statements.

    7.  Independent Auditors' Report on Financial Statement Schedules.

    8.  Financial Statement Schedules:

       I   Condensed Financial Information of Registrant.

       III Supplementary Insurance Information.

       IV Reinsurance.

       VI Supplemental Information Concerning Property--Casualty Insurance
           Operations.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
MFC Bancorp Ltd.

    We have audited the consolidated balance sheets of MFC Bancorp Ltd. and Subsidiaries as at December 31, 1999 and 1998, and the consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997, in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles as described in Note 17 to the consolidated financial statements.

/s/ PETERSON SULLIVAN P.L.L.C.

April 14, 2000
Seattle, Washington

                       MFC BANCORP LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998

                                 (IN THOUSANDS)

                                                                 U.S. DOLLARS        CANADIAN DOLLARS
                                                              (INFORMATION ONLY)    -------------------
                                                                     1999             1999       1998
                                                              -------------------   --------   --------
                                           ASSETS

Cash and cash equivalents...................................       $ 34,343         $ 49,567   $ 38,871
Securities..................................................         46,981           67,808     76,998
Loans.......................................................         56,626           81,728     55,059
Receivables.................................................         16,344           23,589     24,488
Due from investment dealers.................................         11,783           17,007      8,473
Property held for sale......................................          5,432            7,840      5,639
Excess cost of net assets acquired..........................         12,368           17,851     18,516
Premises and equipment......................................            980            1,415      3,031
Prepaid and other...........................................          2,288            3,302      7,034
                                                                   --------         --------   --------
                                                                   $187,145         $270,107   $238,109
                                                                   ========         ========   ========

                            LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits....................................................       $ 32,954         $ 47,563   $ 25,124
Accounts payable and accrued expenses.......................         12,370           17,854     16,086
Debt........................................................         21,421           30,917     40,091
                                                                   --------         --------   --------
  Total liabilities.........................................         66,745           96,334     81,301
Minority interests..........................................          2,052            2,962      2,412
Shareholders' equity
  Common stock, without par value;
    authorized unlimited number; 12,041,156
    and 12,056,623 issued and outstanding
    at December 31, 1999 and 1998, respectively.............         45,381           65,498     65,706
  Cumulative translation adjustment.........................         (2,973)          (4,291)    10,475
  Retained earnings.........................................         75,940          109,604     78,215
                                                                   --------         --------   --------
                                                                    118,348          170,811    154,396
                                                                   --------         --------   --------
                                                                   $187,145         $270,107   $238,109
                                                                   ========         ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       MFC BANCORP LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                         U.S. DOLLARS              CANADIAN DOLLARS
                                                      (INFORMATION ONLY)    ------------------------------
                                                             1999             1999       1998       1997
                                                      -------------------   --------   --------   --------
Financial services revenue..........................        $84,490         $125,526   $123,310   $86,060
Expenses
  Financial services................................         43,927           65,262     68,650    43,658
  General and administrative........................         12,994           19,305     19,361    12,368
  Interest expense..................................          3,276            4,867      4,771     5,140
                                                            -------         --------   --------   -------
                                                             60,197           89,434     92,782    61,166
                                                            -------         --------   --------   -------
Income from continuing operations before income
  taxes.............................................         24,293           36,092     30,528    24,894
Recovery of (provision for) income taxes............            684            1,016       (622)   (1,195)
                                                            -------         --------   --------   -------
                                                             24,977           37,108     29,906    23,699
Minority interests..................................           (525)            (780)       329       (82)
                                                            -------         --------   --------   -------
Income from continuing operations...................         24,452           36,328     30,235    23,617

Discontinued operations
  Loss from operations of discontinued
    internet banking................................         (2,850)          (4,234)        --        --
  Loss from disposal of internet banking
    operations......................................           (474)            (705)        --        --
                                                            -------         --------   --------   -------
  Loss from discontinued operations.................         (3,324)          (4,939)        --        --
                                                            -------         --------   --------   -------
      Net income....................................        $21,128         $ 31,389   $ 30,235   $23,617
                                                            =======         ========   ========   =======
Earnings per share
  Basic
    Income from continuing operations...............        $  2.03         $   3.00   $   2.48   $  1.95
    Loss from discontinued operations...............           (.28)            (.41)        --        --
                                                            -------         --------   --------   -------
      Net income....................................        $  1.75         $   2.59   $   2.48   $  1.95
                                                            =======         ========   ========   =======
  Fully diluted
    Income from continuing operations...............        $  1.75         $   2.60   $   2.20   $  1.79
    Loss from discontinued operations...............           (.22)            (.32)        --        --
                                                            -------         --------   --------   -------
      Net income....................................        $  1.53         $   2.28   $   2.20   $  1.79
                                                            =======         ========   ========   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                       MFC BANCORP LTD. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                        (CANADIAN DOLLARS, IN THOUSANDS)

                                           CLASS A
                                       PREFERRED STOCK
                                     --------------------
                                           SERIES A             COMMON STOCK
                                     --------------------   ---------------------              CUMULATIVE
                                     NUMBER OF              NUMBER OF               RETAINED   TRANSLATION
                                      SHARES      AMOUNT      SHARES      AMOUNT    EARNINGS   ADJUSTMENT     TOTAL
                                     ---------   --------   ----------   --------   --------   -----------   --------
Balance at December 31, 1996.......   137,000    $ 12,832   10,418,316   $53,449    $ 25,234    $      1     $ 91,516
Net income.........................        --          --           --        --      23,617          --       23,617
Shares issued from conversion of
  preferred shares.................  (137,000)    (12,832)   1,522,222    12,832          --          --           --
Shares issued for exercise of
  stock options....................        --          --       10,000       104          --          --          104
Shares issued for cash.............        --          --      372,712     3,983          --          --        3,983
Dividends paid on preferred
  shares...........................        --          --           --        --        (396)         --         (396)
Dividends paid on common shares....        --          --           --        --        (106)         --         (106)
Translation adjustment.............        --          --           --        --          --       1,438        1,438
                                     --------    --------   ----------   -------    --------    --------     --------
Balance at December 31, 1997.......        --          --   12,323,250    70,368      48,349       1,439      120,156
Net income.........................        --          --           --        --      30,235          --       30,235
Shares issued for conversion of
  bonds............................        --          --        1,946        40          --          --           40
Shares issued for exercise of
  stock options....................        --          --      218,500     2,275          --          --        2,275
Shares issued for cash.............        --          --       12,927       129          --          --          129
Repurchase of shares...............        --          --     (500,000)   (7,106)         --          --       (7,106)
Dividends paid on common shares....        --          --           --        --        (369)         --         (369)
Translation adjustment.............        --          --           --        --          --       9,036        9,036
                                     --------    --------   ----------   -------    --------    --------     --------
Balance at December 31, 1998.......        --          --   12,056,623    65,706      78,215      10,475      154,396
Net income.........................        --          --           --        --      31,389          --       31,389
Shares issued for exercise of
  stock options....................        --          --        8,000        70          --          --           70
Shares issued for cash.............        --          --        2,533        26          --          --           26
Repurchase of shares...............        --          --      (26,000)     (304)         --          --         (304)
Translation adjustment.............        --          --           --        --          --     (14,766)     (14,766)
                                     --------    --------   ----------   -------    --------    --------     --------
Balance at December 31, 1999.......        --    $     --   12,041,156   $65,498    $109,604    $ (4,291)    $170,811
                                     ========    ========   ==========   =======    ========    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       MFC BANCORP LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                        (CANADIAN DOLLARS, IN THOUSANDS)

                                                                1999       1998       1997
                                                              --------   --------   --------
Cash flows from continuing operating activities
  Income from continuing operations.........................  $ 36,328   $ 30,235   $ 23,617
  Adjustments for:
    Depreciation and amortization...........................     2,361      1,906      1,776
    Provision (recovery) for credit losses..................      (553)    (1,527)     1,087
    Fee income received in common shares of an affiliate....    (3,169)        --         --
    Gain on debt............................................        --     (8,113)    (2,922)
    Change in operating assets and liabilities
      Due from investment dealers...........................   (11,052)    (7,805)        --
      Securities............................................     6,730      2,096     17,067
      Receivables...........................................     1,668     (4,275)    (5,569)
      Properties held for sale..............................        28      1,124      2,135
      Accounts payable and accrued expenses.................      (951)   (14,052)   (57,508)
      Other.................................................    (1,449)      (541)    (1,066)
                                                              --------   --------   --------
Cash flows from continuing operating activities.............    29,941       (952)   (21,383)
Cash flows from investing activities of continuing
  operations
  Net decrease (increase) in loans..........................   (34,659)      (169)    32,426
  Purchases of subsidiaries, net of cash acquired...........      (738)      (742)    41,522
  Other.....................................................      (331)      (702)       544
                                                              --------   --------   --------
Cash flows from investing activities of continuing
  operations................................................   (35,728)    (1,613)    74,492
Cash flows from financing activities of continuing
  operations
  Net increase (decrease) in deposits.......................    34,332    (10,123)   (31,209)
  Debt repayments...........................................    (8,199)    (5,064)   (12,835)
  Borrowings................................................       969     15,415     10,845
  Issuance (repurchase) of common shares, net...............      (208)    (4,703)     4,090
  Dividends paid............................................        --       (369)      (502)
  Other.....................................................       (66)       (41)        --
                                                              --------   --------   --------
Cash flows from financing activities of continuing
  operations................................................    26,828     (4,885)   (29,611)
Exchange rate effect on cash and cash equivalents...........    (7,064)     4,099      1,161
                                                              --------   --------   --------
Increase (decrease) in cash and cash equivalents from
  continuing operations.....................................    13,977     (3,351)    24,659
Net cash used in discontinued operations....................    (3,281)        --         --
                                                              --------   --------   --------
Increase (decrease) in cash and cash equivalents............    10,696     (3,351)    24,659
Cash and cash equivalents, beginning of year................    38,871     42,222     17,563
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $ 49,567   $ 38,871   $ 42,222
                                                              ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       MFC BANCORP LTD. AND SUBSIDIARIES

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

NATURE OF OPERATIONS

The Company is in the financial services industry which includes banking, merchant banking and proprietary investing. These activities are managed as a unit.

During the first quarter of 2000, the Company decided to discontinue its internet banking operations. This activity allowed customers to use the internet to initiate transactions at the Company's banking subsidiary. Since this operation began during 1999, restatement of prior years' operations was not necessary.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions of continuing operations have been eliminated.

The excess cost of net assets acquired over fair value is amortized on the straight-line method over the estimated benefit period of 15 to 40 years unless a writedown is required to reflect an other than temporary decline in value. However, no writedowns of excess cost have been deemed necessary on any of the Company's acquisitions based on management's review of the related businesses, taking into account associated risks.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and are generally interest bearing. These assets are recorded at cost which approximates market. The Company regularly maintains cash balances in other financial institutions in excess of insured limits. Interest paid on a cash basis was $5,449, $3,433 and $5,732 for the years ended December 31, 1999, 1998 and 1997, respectively. Income tax amounts paid were $27, $377 and $783 during 1999, 1998 and 1997, respectively.

SECURITIES

Trading account securities, held by the Company's banking subsidiary, are stated at current market value with the unrealized gain or loss included in the results of operations. Short-term securities held by non-bank subsidiaries are carried at the lower of aggregate cost or estimated current market value.

Long-term investment securities held by non-bank subsidiaries are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Equity securities are stated at cost and debt securities at amortized cost unless there has been an other than temporary decline in value, at which time the security is written down and the unrealized loss is included in the results of operations.

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

Specific provisions are established on a loan-by-loan basis. A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management's overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

Specific non-bank loans amounting to $1,919 were considered impaired at December 31, 1998, and were fully reserved. This was the only reserve for credit losses at December 31, 1998. During 1999, the Company wrote these loans off. No other loans were considered impaired at December 31, 1999, and the Company did not consider it necessary to reserve for any specific loans, country risks or general risks.

DERIVATIVES

During 1999, the Company's banking subsidiary located in Switzerland used forward exchange contracts to hedge contractual U.S. and Canadian revenues or expenses. Realized gains or losses are deferred and amortized to income over the life of the hedged assets or liabilities. The banking subsidiary held three contracts at December 31, 1999, in a notational amount of $8,721. Fair value approximated replacement value at December 31, 1999. In 1998, the banking subsidiary held no forward exchange contracts in its own account. None of the other consolidated entities hold derivatives.

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

TAXES ON INCOME

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

NEW ACCOUNTING STANDARD

During 1997, the Canadian Institute of Chartered Accountants adopted Accounting Recommendation Section 3465, "Income Taxes." Section 3465 will require that a future income tax liability or asset be recognized whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax outflows or reductions. This standard is effective for years beginning on or after January 1, 2000, and retroactive application is not required.

NOTE 2.  DISCONTINUED OPERATION

The discontinued internet banking activity had expenses of $4,251 and net losses from operations of $4,234, its only period of operation.

All of the net assets of the internet banking activity amounting to $705 were written off as of December 31, 1999. No additional losses are expected. There is no income tax effect because of the Company's net operating losses available in Switzerland.

NOTE 3.  SECURITIES

                                             UNREALIZED GAINS AND LOSSES ON NON-BANK SECURITIES
                       -----------------------------------------------------------------------------------------------
                                            1999                                             1998
                       ----------------------------------------------   ----------------------------------------------
                                    GROSS        GROSS      ESTIMATED                GROSS        GROSS      ESTIMATED
                       CARRYING   UNREALIZED   UNREALIZED    MARKET     CARRYING   UNREALIZED   UNREALIZED    MARKET
                        VALUE       GAINS        LOSSES       VALUE      VALUE       GAINS        LOSSES       VALUE
                       --------   ----------   ----------   ---------   --------   ----------   ----------   ---------
Short-term securities
  Debt...............  $11,591      $   --       $  174      $11,417    $20,009      $  961       $   --      $20,970
  Preferred shares...    7,232          --          153        7,079      7,213          --           --        7,213
  Common shares......    7,167       3,905           --       11,072     11,654       1,044           --       12,698
  Term deposits......       --          --           --           --        594           1           --          595
                       -------      ------       ------      -------    -------      ------       ------      -------
                        25,990       3,905          327       29,568     39,470       2,006           --       41,476
Long-term investment
  Debt...............    3,317         295           --        3,612      3,201          --          363        2,838
  Preferred shares...    1,671          --           --        1,671      1,671          --           --        1,671
  Common shares......    8,176          --        2,981        5,195      3,455          --        1,315        2,140
                       -------      ------       ------      -------    -------      ------       ------      -------
                        13,164         295        2,981       10,478      8,327          --        1,678        6,649
                       -------      ------       ------      -------    -------      ------       ------      -------
  Total non-bank
    securities.......  $39,154      $4,200       $3,308      $40,046    $47,797      $2,006       $1,678      $48,125
                       =======      ======       ======      =======    =======      ======       ======      =======

Bank trading securities consisted of debt due principally in one year amounting to $15,057 and $21,133 and equity securities of $13,597 and $8,068 at December 31, 1999 and 1998, respectively. The change in carrying value of bank trading securities amounting to $912, $2,023 and $4,676 for the years ended December 31, 1999, 1998 and 1997, respectively, was included in the results of operations. At December 31, 1999 and 1998, bank trading account securities included common shares of an affiliate which were stated at an estimated value of $736 and $3,015, respectively (trading market value $4,550 and $16,388 less management's estimated reduction). During 1999, common shares of this affiliate which cost $2,540 were sold for $7,487. Included in the sale proceeds was $6,782 from other affiliated entities. At December 31, 1999 and 1998, non-bank securities included preferred shares in two affiliates stated at cost of $7,403 and $7,527, respectively, because no market exists for the shares. At
December 31, 1999, $1,734 was due from one of these affiliates and at December 31, 1998, a total of $2,674 was due from both affiliates.

NOTE 4.  LOANS

                                                                1999       1998
                                                              --------   --------
Bank loans, collateralized with traded securities...........  $44,333    $22,506

Non-bank loans, collateralized by traded securities,
  receivables, inventories and other tangible assets (due
  from two companies $23,493 and $21,881 at December 31,
  1999 and 1998, respectively)..............................   37,395     34,472
                                                              -------    -------

                                                               81,728     56,978

Allowance for credit losses.................................       --     (1,919)
                                                              -------    -------

    Total loans.............................................  $81,728    $55,059
                                                              =======    =======

Loan maturities:

                                                              WITHIN 1 YEAR    1 - 5 YEARS    1999 TOTAL
                                                              -------------   -------------   ----------
Bank loans..................................................     $44,333         $    --        $44,333
Non-bank loans..............................................      20,927          16,468         37,395
                                                                 -------         -------        -------
                                                                 $65,260         $16,468         81,728
                                                                 =======         =======
Allowance for credit losses.................................                                         --
                                                                                                -------
                                                                                                $81,728
                                                                                                =======

The non-bank loans generally earn interest at a major U.S. bank's prime rate which was 8.5% at December 31, 1999, plus two to seven percent. The weighted daily average prime rate was 8.0% during 1999. Bank loans generally earn interest ranging from 5.5% to 10.35% as of December 31, 1999.

NOTE 5.  RECEIVABLES AND DUE FROM INVESTMENT DEALERS

                                                                1999       1998
                                                              --------   --------
Receivables:
  Short-term advances.......................................  $ 8,362    $ 3,701
  Investment income.........................................    3,741      1,952
  Affiliates................................................    1,744      3,061
  Taxes.....................................................    5,614      3,778
  Note receivable sale......................................       --      4,004
  Pension plan recovery.....................................    1,575      1,575
  Fees......................................................       --      1,871
  Real estate sales.........................................      677      3,142
  Other.....................................................    1,876      1,404
                                                              -------    -------
                                                              $23,589    $24,488
                                                              =======    =======

The amounts due from investment dealers of $17,007 and $8,473 as of December 31, 1999 and 1998, respectively have been pledged.

NOTE 6.  PREMISES AND EQUIPMENT

                                                                1999       1998
                                                              --------   --------
Land and building...........................................   $   --     $1,165
Computer equipment..........................................    1,747      1,944
Furniture, fixtures and equipment...........................      909      1,809
                                                               ------     ------
                                                                2,656      4,918
Less accumulated depreciation...............................   (1,241)    (1,887)
                                                               ------     ------
                                                               $1,415     $3,031
                                                               ======     ======

NOTE 7.  DEPOSITS

                                                                          1999
                                                         ---------------------------------------
                                                          PAYABLE ON
                                                            DEMAND
                                                         (NON-INTEREST   PAYABLE ON A                1998
                                                           BEARING)       FIXED DATE     TOTAL      TOTAL
                                                         -------------   ------------   --------   --------
Clients................................................     $42,649         $4,364      $47,013    $21,652
Banks..................................................         550             --          550      3,472
                                                            -------         ------      -------    -------
                                                            $43,199         $4,364      $47,563    $25,124
                                                            =======         ======      =======    =======

NOTE 8.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                1999       1998
                                                              --------   --------
Accounts payable............................................  $ 9,470    $ 8,036
Interest....................................................    1,286      4,617
Property and other taxes....................................    2,226      1,925
Due securities brokers......................................    4,816        908
Other.......................................................       56        600
                                                              -------    -------
                                                              $17,854    $16,086
                                                              =======    =======

NOTE 9.  DEBT

                                                                1999       1998
                                                              --------   --------
Bonds payable by the Company, interest at 8%, due
  semi-annually in October and
  April, principal due April 2008, unsecured. Convertible
  into common stock of the Company at $19.08 (1,055,333
  common shares reserved at December 31, 1999)..............  $20,445    $22,834
Non-recourse notes payable, interest at 8% payable annually, principal
  due May 2003, unsecured...................................    7,026     14,724
Non-recourse notes payable, interest at 15% due monthly,
  principal
  due June 2000, secured by property held for sale..........    3,446      2,533
                                                              -------    -------
                                                              $30,917    $40,091
                                                              =======    =======

As of December 31, 1999, the principal maturities of debt are as follows:

MATURITY                                                       AMOUNT
--------                                                      --------
2000........................................................  $ 3,446
2003........................................................    7,026
Thereafter..................................................   20,445
                                                              -------
                                                              $30,917
                                                              =======

Fair value of financial instruments approximates carrying value except for securities described in Note 3 and bonds payable. The estimated fair value of these bonds was $16,356 and $20,550 based on market value at December 31, 1999 and 1998, respectively.

NOTE 10.  INCOME TAXES

Income before income taxes, minority interests and discontinued operations consists of:

                                                                1999       1998       1997
                                                              --------   --------   --------
Canadian....................................................  $ 7,294    $ 2,495    $ 5,763
Foreign.....................................................   28,798     28,033     19,131
                                                              -------    -------    -------
                                                              $36,092    $30,528    $24,894
                                                              =======    =======    =======

The recovery of (provision for) income taxes consists of the following:

                                                                1999       1998       1997
                                                              --------   --------   --------
Current
  Canadian..................................................   $  293     $   7     $  (278)
  Foreign...................................................     (314)     (364)       (227)
Deferred
  Canadian..................................................      204      (265)       (690)
  Foreign...................................................      833        --          --
                                                               ------     -----     -------
                                                               $1,016     $(622)    $(1,195)
                                                               ======     =====     =======

The timing differences relate primarily to differences in accounting between income tax and book for the disposal of property held for sale.

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

                                                                1999       1998       1997
                                                              --------   --------   --------
Income before income taxes and minority interests and
  discontinued operations...................................  $ 36,092   $ 30,528   $ 24,894
                                                              ========   ========   ========
Computed provision for income taxes at statutory rates......  $(16,169)  $(13,688)  $(11,162)
(Increase) decrease in taxes resulting from:
  Nontaxable dividend income................................     2,421      2,421      2,421
  Foreign source income.....................................    12,901     12,570      8,578
  Other, net................................................     1,863     (1,925)    (1,032)
                                                              --------   --------   --------
Recovery of (provision for) income taxes....................  $  1,016   $   (622)  $ (1,195)
                                                              ========   ========   ========

At December 31, 1999, the Company had estimated accumulated noncapital losses which expire as follows:

YEAR                                                          CANADIAN     U.S.      SWISS
----                                                          --------   --------   --------
2000........................................................   $  635     $   --    $10,394
2002........................................................    3,098         --         --
2003........................................................    2,353         --      3,994
2004........................................................    1,246         --     11,065
2005........................................................    2,195         --         --
2010-2019...................................................       --      9,980         --
                                                               ------     ------    -------
                                                               $9,527     $9,980    $25,453
                                                               ======     ======    =======

A portion of the U.S. losses may be limited by U.S. tax law.

NOTE 11.  EARNINGS PER COMMON SHARE

Earnings per share data for years ended December 31 from continuing operations is summarized as follows:

                                                                1999       1998       1997
                                                              --------   --------   --------
Income from continuing operations...........................  $36,328    $30,235    $23,617
Less dividend on the Company's preferred shares held by
  subsidiary's minority shareholders........................     (117)      (119)      (121)
                                                              -------    -------    -------
Basic earnings from continuing operations...................   36,211     30,116     23,496
Effect of dilutive securities:
  Interest on convertible bonds.............................    1,708      1,405          2
  Interest on options.......................................    1,742      1,351      1,002
                                                              -------    -------    -------
Diluted earnings from continuing operations.................  $39,661    $32,872    $24,500
                                                              =======    =======    =======

                                                                             SHARES
                                                              ------------------------------------
                                                                 1999         1998         1997
                                                              ----------   ----------   ----------
Basic earnings per share, weighted number of shares
  outstanding...............................................  12,058,370   12,169,470   12,044,361
Effect of dilutive securities:
  Convertible bonds.........................................   1,055,333    1,147,970        4,566
  Options...................................................   2,131,589    1,595,829    1,641,760
                                                              ----------   ----------   ----------
                                                              15,245,292   14,913,269   13,690,687
                                                              ==========   ==========   ==========

NOTE 12.  STOCK BASED COMPENSATION

1996 STOCK OPTION PLAN

During 1996, the Company issued options to employees and directors to acquire 900,000 common shares of stock at $9.41 which vested upon grant and have a five-year term. The weighted fair value of these options was $1.92. There were 900,000 options outstanding at December 31, 1999, 1998 and 1997, under this plan. No additional options to acquire shares will be offered under this plan.

1997 AMENDED STOCK OPTION PLAN

The Company has a 1997 stock option plan which enables certain employees and directors to acquire common shares. Under the plan, options vest on grant and have a five-year term. The Company is authorized to issue up to 1,737,500 shares under this plan.

During 1998, options to acquire 750,000 shares at $9.18 were granted to officers and employees of the Company. At December 31, 1999, 662,000 of these options were outstanding and have a remaining contractual life of 3.75 years. The weighted fair value of these options was $2.11.

During 1997, options to acquire 742,500 shares at $11.10 were granted to officers and employees of the Company. At December 31, 1999, 469,000 of these options were outstanding and have a remaining contractual life of 2.5 years. The weighted fair value of these options was $2.59.

Following is a summary of the status of the plan:

                                                                             WEIGHTED
                                                               NUMBER        AVERAGE
                                                              OF SHARES   EXERCISE PRICE
                                                              ---------   --------------
Outstanding at January 1, 1997..............................         --       $   --
  Granted...................................................    742,500        10.36
  Forfeited.................................................    (10,000)       10.36
                                                              ---------       ------
Outstanding at December 31, 1997............................    732,500        10.36
  Granted...................................................    750,000         9.26
  Exercised.................................................   (218,500)       10.41
                                                              ---------       ------
Outstanding at December 31, 1998............................  1,264,000         9.96
  Forfeited.................................................   (125,000)       (9.87)
  Exercised.................................................     (8,000)       (8.70)
                                                              ---------       ------
Outstanding at December 31, 1999............................  1,131,000       $ 9.98
                                                              =========       ======

PROFORMA INFORMATION

Had compensation expense been recognized on the basis of fair value of the options granted under both plans, proforma net income and per share data would have been as follows compared to the amounts reported:

                                                                1999       1998       1997
                                                              --------   --------   --------
Net Income
  As reported...............................................  $31,389    $30,235    $23,617
                                                              =======    =======    =======
  Proforma..................................................  $30,605    $28,483    $21,778
                                                              =======    =======    =======
Earnings per share--as reported
  Basic.....................................................  $  2.59    $  2.48    $  1.95
                                                              =======    =======    =======
  Fully diluted.............................................  $  2.28    $  2.20    $  1.79
                                                              =======    =======    =======
Earnings per share--proforma
  Basic.....................................................  $  2.54    $  2.33    $  1.80
                                                              =======    =======    =======
  Fully diluted.............................................  $  2.01    $  2.09    $  1.66
                                                              =======    =======    =======

The fair value of each option granted was estimated for proforma purposes on the grant date using the Black-Scholes Model. The assumptions used in calculating fair value are as follows:

                                                                1998       1997
                                                              --------   --------
Risk-free interest rate.....................................     6.0%       6.0%
Expected life of the options................................  2 years    2 years
Expected volatility.........................................   57.91%     57.54%
Expected dividend yield.....................................     0.0%       0.0%

NOTE 13.  COMMITMENTS AND CONTINGENCIES

LEASES

Future minimum commitments under long-term non-cancelable leases are as follows for the next five years:

YEAR                                                           AMOUNT
----                                                          --------
2000........................................................   $  581
2001........................................................      261
2002........................................................      251
2003........................................................      226
2004........................................................      205
                                                               ------
                                                               $1,524
                                                               ======

Rent expense was $586, $1,373 and $1,549 for the years ended December 31, 1999, 1998 and 1997, respectively.

GUARANTEES AND LETTERS OF CREDIT

The Bank issues guarantees and letters of credit to meet credit requirements of its customers. The amounts, which are collateralized, are not included in the consolidated financial statements. Guarantees amounted to $3,612 and $2,944 at December 31, 1999 and 1998, respectively.

LITIGATION

The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 1999.

REGULATIONS

The Company's wholly-owned banking subsidiary is located in Geneva, Switzerland and has no branches or subsidiaries. This subsidiary is subject to the rules and regulations of the Swiss Federal Banking Commission. These regulations require legal reserves of equity capital amounting to $4,931 to be maintained as of December 31, 1999.

NEW EUROPEAN CURRENCY

In certain European countries, a new currency unit called the "euro" was introduced in January 1999. The Company's bank subsidiary is located in Switzerland which is not converting to the euro. However, many of the bank's transactions as well as those of the Company are stated in the euro. Based on experience with euro transactions to date, management believes that the euro conversion will not have a material effect on operations.

NOTE 14.  INTEREST RATE SENSITIVITY POSITION

Management has analyzed the bank subsidiary's interest rate sensitivity position at December 31, 1999. Because of the current nature (over 90% of assets and liabilities and off-balance sheet positions are due within three months) of the bank subsidiary's position, the total interest rate gap is not significant at December 31, 1999, assuming no interest rate hedging is undertaken over the next twelve months.

NOTE 15.  SEGMENTED INFORMATION

The following table presents revenues attributed to Canada, the Company's country of domicile, and other geographic areas based upon the customer's location:

                                                                1999       1998       1997
                                                              --------   --------   --------
Canada......................................................  $ 17,851   $ 31,392   $29,043
Switzerland.................................................    88,075     88,237    30,925
United States...............................................    19,600      3,681    26,092
                                                              --------   --------   -------
                                                              $125,526   $123,310   $86,060
                                                              ========   ========   =======

The following table presents premises and equipment and excess cost of net assets acquired over fair value by geographic region based upon the location of the assets or acquisition:

                                                                1999       1998       1997
                                                              --------   --------   --------
Canada......................................................  $   836    $   822    $   823
Switzerland.................................................   12,018     13,934     13,252
United States...............................................    6,412      6,791      9,034
                                                              -------    -------    -------
                                                              $19,266    $21,547    $23,109
                                                              =======    =======    =======

NOTE 16.  TRANSACTIONS WITH AFFILIATES

Revenue for 1998 includes $2,967 from an entity where the Company's president is a board member. The amount due from this entity was $7,077 and $3,268 at December 31, 1999 and 1998, respectively.

The Company is the lessee of an iron ore mine located in Canada. Neither the Company nor any of its affiliates operate the mine. Instead, the mine is operated by an independent party who pays royalties based on the amount of ore it extracts from the mine. The royalties are paid to a 19% owned affiliate which acquired the rights to the royalties during a prior year in exchange for preferred shares which provide for a variable annual dividend rate. The amount of preferred dividends earned amounted to $5,400 each for 1999, 1998 and 1997, respectively. During 1998, the Company earned management fees of $2,328 from the affiliate.

NOTE 17.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

                                                                       DECEMBER 31,
                                                              ------------------------------
RECONCILIATION OF NET INCOME                                    1999       1998       1997
----------------------------                                  --------   --------   --------
Income from continuing operations in accordance with
  Canadian GAAP.............................................  $36,328    $30,235    $23,617
Consolidation of investee...................................     (510)      (193)    (5,062)
Gain on debt................................................       --     (8,113)    (2,922)
Adjustment of gain on sale of shares in investee............    3,225         --         --
Change in unrealized gain on trading securities, net........    1,270      2,635        555
Deferred income tax provision, net..........................       --       (755)    (6,745)
                                                              -------    -------    -------
Income from continuing operations...........................   40,313     23,809      9,443
Loss from discontinued operations...........................   (4,939)        --         --
                                                              -------    -------    -------
Income before extraordinary item............................   35,374     23,809      9,443
Extraordinary item, gain on extinguishment of debt..........       --      8,113      2,922
                                                              -------    -------    -------
Net income in accordance with U.S. GAAP.....................  $35,374    $31,922    $12,365
                                                              =======    =======    =======
Basic earnings per common share U.S. GAAP
  Income from continuing operations.........................  $  3.33    $  1.95    $  0.81
  Loss from discontinued operations.........................     (.41)        --         --
  Extraordinary item........................................       --        .67        .26
                                                              -------    -------    -------
                                                              $  2.92    $  2.62    $  1.07
                                                              =======    =======    =======
Diluted earnings per common share U.S. GAAP
  Income from continuing operations.........................  $  3.12    $  1.83    $  0.76
  Loss from discontinued operations.........................     (.37)        --         --
  Extraordinary item........................................       --        .59        .24
                                                              -------    -------    -------
                                                              $  2.75    $  2.42    $  1.00
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

                                                                1999       1998       1997
                                                              --------   --------   --------
Retained earnings in accordance with U.S. GAAP..............  $107,841   $72,467    $40,914
                                                              ========   =======    =======

COMPREHENSIVE INCOME

                                                                1999       1998       1997
                                                              --------   --------   --------
Net income in accordance with U.S. GAAP.....................  $ 35,374   $31,922    $12,365
Other comprehensive income, net of tax
  Foreign currency translation adjustment...................   (14,766)    9,036      1,438
  Unrealized holding loss on available-for-sale securities
    arising during the period...............................    (1,008)   (1,678)        --
                                                              --------   -------    -------
Other comprehensive income (loss)...........................   (15,774)    7,358      1,438
                                                              --------   -------    -------
Comprehensive income........................................  $ 19,600   $39,280    $13,803
                                                              ========   =======    =======

The change in accumulated other comprehensive income is as follows:

                                                                       ACCUMULATED OTHER
                                                                     COMPREHENSIVE INCOME
                                                              -----------------------------------
                                                                FOREIGN
                                                               CURRENCY     UNREALIZED
                                                              TRANSLATION    LOSS ON
                                                              ADJUSTMENT    SECURITIES    TOTAL
                                                              -----------   ----------   --------
Balance at December 31, 1996................................    $      1      $    --    $      1
Change in other comprehensive income........................       1,438           --       1,438
                                                                --------      -------    --------
Balance at December 31, 1997................................       1,439           --       1,439
Change in other comprehensive income........................       9,036       (1,678)      7,358
                                                                --------      -------    --------
Balance at December 31, 1998................................      10,475       (1,678)      8,797
Change in other comprehensive income........................     (14,766)      (1,008)    (15,774)
                                                                --------      -------    --------
Balance at December 31, 1999................................    $ (4,291)     $(2,686)   $ (6,977)
                                                                ========      =======    ========

CONSOLIDATION

The results of 1999, 1998 and 1997 operations of an entity in which the Company has a temporary investment are required to be consolidated under U.S. GAAP. "Consolidation of investee" in the above reconciliation gives effect to this requirement. In December 1999, the Company disposed of a substantial portion of this investment which resulted in the Company's ownership being less than 20% at December 31, 1999.

SECURITIES

U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. Any unrealized holding gains or losses are to be reported as a component of comprehensive income until realized for available-for-sale securities, and included in earnings for trading securities.

Non-bank securities included trading securities at fair value and are summarized as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Debt securities.............................................  $11,417    $20,970
Term deposits...............................................       --        595
Preferred shares............................................    7,079      1,358
Common shares...............................................    8,389      9,684
                                                              -------    -------
                                                              $26,885    $32,607
                                                              =======    =======

The change in unrealized gain in trading securities is included in the income reconciliation above.

The non-bank available-for-sale securities consist of common shares, preferred shares and debt securities. At December 31, 1999, securities in five companies represented 84% of the total available-for-sale securities and 80% was represented by five companies at December 31, 1998. The proceeds from the sale of these securities amounted to $1,080, $966, and none, which resulted in realized gains (losses) of $96, $(738) and none during 1999, 1998 and 1997, respectively. The cost of these securities was $13,164, $8,327 and $2,254 which resulted in unrealized gains (losses) in comprehensive income of $(2,686), $(1,678) and none at December 31, 1999, 1998 and 1997, respectively.

INCOME TAXES

No tax is provided for the extraordinary item because of the utilization of tax net operating losses. No benefit has been attributed to the loss in discontinued operations because of the uncertainty in being able to utilize such losses in Switzerland.

Under U.S. GAAP, the Company would have had no deferred tax asset at December 31, 1999 or 1998, and $755 at December 31, 1997. The effect of the change in this asset amount is included in the income reconciliation above.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO STATEMENTS OF CASH FLOWS

Significant noncash transaction in 1999 included:

- The Company received collateral in the extinguishment of a receivable in the amount $2,490.

Significant noncash transactions in 1998 included:

- $30,747 in bonds payable of a subsidiary were exchanged for Company bonds which resulted in a net gain.

- A subsidiary of the Company sold one of its subsidiaries at a gain of $648 resulting from an assumption of liabilities.

Significant noncash transactions in 1997 included:

- Series A, Class A preferred shares with a value of $12,832 were converted to common shares.

- A subsidiary of the Company converted $2,983 of debt from another subsidiary into 217,500 preferred shares.

- A note receivable for $7,233 was settled with trading securities with the same market value.

NEW U.S. ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for years beginning after June 15, 1999. This statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value provided certain conditions are met. The Company has not determined the effect, if any, this standard may have in the determination of net income in accordance with U.S. GAAP.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
MFC Bancorp Ltd.

    Our report on the consolidated financial statements of MFC Bancorp Ltd. is included on page 24 of this Form 20-F. In connection with our audits of such financial statements, we have also audited the related financial statement schedules listed in Item 19(a)8 of this Form 20-F.

    In our opinion, the financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ PETERSON SULLIVAN P.L.L.C.

April 14, 2000
Seattle, Washington

                                MFC BANCORP LTD.

           SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                             (DOLLARS IN THOUSANDS)

                                 BALANCE SHEETS

                                                              AS AT DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                     ASSETS
Cash and securities.........................................  $117,375   $115,869
Receivables.................................................    40,596     32,961
Loans and notes receivable..................................    81,728     55,059
Real estate held for resale.................................     7,840      5,639
Excess cost of net assets acquired..........................    17,851     18,516
Other.......................................................     4,717     10,065
                                                              --------   --------
                                                              $270,107   $238,109
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits....................................................  $ 47,563   $ 25,124
Accounts payable and accrued expenses.......................    17,853     16,086
Debt........................................................    30,917     40,091
Minority interest...........................................     2,962      2,412
Shareholders' equity........................................   170,812    154,396
                                                              --------   --------
                                                              $270,107   $238,109
                                                              ========   ========

                            STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Financial services revenue..................................  $125,526   $123,310   $86,060
Expenses
  General and administrative................................    19,305     19,361    12,368
  Financial services........................................    65,262     68,650    43,658
  Interest..................................................     4,867      4,771     5,140
  Income taxes (recovery)...................................    (1,016)       622     1,195
  Minority interest.........................................       780       (329)       82
                                                              --------   --------   -------
                                                                89,198     93,075    62,443
                                                              --------   --------   -------
Income from continuing operations...........................    36,328     30,235    23,617
Loss from discontinued operations...........................    (4,939)        --        --
                                                              --------   --------   -------
Net income..................................................  $ 31,389   $ 30,235   $23,617
                                                              ========   ========   =======

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Net cash (used) provided by operating activities............  $ 26,660   $  (952)   $(21,383)
Net cash (used) provided by financing activities............    26,828    (4,885)    (29,611)
Net cash (used) provided by investing activities............   (35,728)   (1,613)     74,492
Exchange rate effect on cash and cash equivalents...........    (7,064)    4,099       1,161
                                                              --------   -------    --------
Net change in cash..........................................    10,696    (3,351)     24,659
Cash and cash equivalent, beginning of year.................    38,871    42,222      17,563
                                                              --------   -------    --------
Cash and cash equivalent, end of year.......................  $ 49,567   $38,871    $ 42,222
                                                              ========   =======    ========

                                MFC BANCORP LTD.

               SCHEDULE III: SUPPLEMENTARY INSURANCE INFORMATION

                                        FUTURE POLICY                  OTHER                                BENEFITS,
                           DEFERRED       BENEFITS,                    POLICY                              CLAIMS LOSS
                            POLICY      LOSSES, CLAIMS               CLAIMS AND                  NET           AND
                          ACQUISITION      AND LOSS      UNEARNED     BENEFITS     PREMIUM    INVESTMENT   SETTLEMENT
SEGMENT                      COST          EXPENSES      PREMIUMS     PAYABLE      REVENUE      INCOME      EXPENSES
-------                   -----------   --------------   ---------   ----------   ---------   ----------   -----------
Property and casualty:
December 31, 1999.......       --         $3,021,000         --          --           --      $ 397,000         --
December 31, 1998.......       --         $5,353,000         --          --           --      $ 612,000         --
December 31, 1997.......       --         $8,395,000         --          --           --      $2,351,000        --

                          AMORTIZATION
                          OF DEFERRED
                             POLICY        OTHER
                          ACQUISITION    OPERATING   PREMIUMS
SEGMENT                       COST       EXPENSES     WRITTEN
-------                   ------------   ---------   ---------
Property and casualty:
December 31, 1999.......       --        $ 40,000        --
December 31, 1998.......       --        $304,000        --
December 31, 1997.......       --        $ 59,000        --

                                MFC BANCORP LTD.

                            SCHEDULE IV: REINSURANCE

                                                                              ASSUMED               PERCENTAGE
                                                                 CEDED TO      FROM                 OF AMOUNT
                                                       GROSS       OTHER       OTHER       NET       ASSUMED
                                                       AMOUNT    COMPANIES   COMPANIES    AMOUNT      TO NET
                                                      --------   ---------   ---------   --------   ----------
Property and casualty:
December 31, 1999...................................    $ --       $ --        $ --        $ --         N/A
December 31, 1998...................................    $ --       $ --        $ --        $ --         N/A
December 31, 1997...................................    $ --       $ --        $ --        $ --         N/A

                                MFC BANCORP LTD.

 SCHEDULE VI: SUPPLEMENTAL INFORMATION CONCERNING PROPERTY--CASUALTY INSURANCE
                       OPERATIONS AS AT DECEMBER 31, 1999

THIS SCHEDULE IS OMITTED BECAUSE THE RELEVANT INFORMATION WAS EITHER SHOWN ON
SCHEDULE III OR SCHEDULE IV.

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

     4.6   Master Trust Indenture between MFC and Norwest Bank
           Minnesota, National Association, as trustee, dated
           March 31, 1998.(1)

    10.1   Memorandum of Agreement between MFC and Wabush Iron Co.
           Limited, Stelco Inc. and Dofasco Inc. dated November 24,
           1987.(2)

    10.2   Amendment to Mining Lease between MFC and Wabush Iron Co.
           Limited, Stelco Inc. and Dofasco Inc. dated January 1,
           1987.(2)

    10.3   First Amendment to Memorandum of Agreement between MFC and
           Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc.(2)

    10.4   Assignment Agreement between MFC and Prada Holdings Ltd.
           dated as of January 1, 1992.(1)

    10.5   Employment Agreement dated July 1, 1994 between MFC and
           Michael J. Smith.(1)

    10.6   Separation Agreement between Mercer International Inc. and
           MFC dated for reference March 29, 1996.(1)

    10.7   Amendment Agreement made effective March 19, 1996, between
           MFC and Michael J. Smith.(1)

    10.8   Purchase Agreement between MFC and Volendam Securities C.V.
           dated for reference May 16, 1996.(1)

    10.9   Purchase Agreement between MFC and Volendam Securities C.V.
           dated for reference May 27, 1996.(1)

    10.10 Share Purchase Agreement between MFC and Frederick Wong dated June 6, 1996.(1)

    10.11  Subscription Agreement between MFC and Drummond Financial
           Corporation dated June 20, 1996. Incorporated by reference to Drummond Financial Corporation's Form 8-K dated
           June 27, 1996.

    10.12  Share Purchase Agreement between MFC and Med Net
           International Ltd. dated June 20, 1996.(3)

    10.13 Share Purchase Agreement among MFC and various shareholders of Logan International Corp. dated June 20, 1996.(3)

    10.14  Subscription Agreement between Drummond Financial
           Corporation and Logan International Corp. dated June 20,
           1996. Incorporated by reference to Logan International
           Corp.'s Form 8-K dated June 27, 1996.

    10.15 Share Purchase Agreement between Lehman Brothers Bankhaus AG and MFC dated October 3, 1996.(1)

    10.16  Purchase Agreement between MFC and Robabond Holding AG dated
           June 27, 1997.(1)

    10.17 Share Purchase Agreement between MFC and Procom Holding AG dated September 22, 1997.(1)

    10.18  Supplementary Agreement to Share Purchase Agreement between
           MFC and Procom Holding AG dated September 22, 1997.(1)

    10.19  Agreement between MFC and the holders of MFC's Class A
           Preferred Shares dated December 1, 1996.(1)

    10.20  Subscription Agreement between MFC and Logan International
           Corp. dated December 2, 1996. Incorporated by reference to
           MFC's Schedule 13D/A (Amendment No. 1) dated December 16,
           1996 with respect to Logan International Corp.

    21.    Subsidiaries of MFC.

---------------

(1) Incorporated by reference to MFC's Form 20-Fs filed in prior years.

(2) Incorporated by reference to MFC's Form 10-K for the year ended December 31, 1989.

(3) Incorporated by reference to MFC's Schedule 13D dated June 27, 1996 with respect to Logan International Corp.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the SECURITIES EXCHANGE ACT OF 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Dated at Geneva, Switzerland this 1st day of May, 2000.

  MFC BANCORP LTD.

  By:  /s/ MICHAEL J. SMITH
       Michael J. Smith
       Chief Executive Officer