Form 20-F
period 2000-12-31
MFC BANCORP LTD
filed 2001-04-26
CIK 16859

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                   FORM 20-F
                                ---------------

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
   THE SECURITIES EXCHANGE ACT OF 1934 or

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
   SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2000, or

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

                       17 DAME STREET, DUBLIN 2, IRELAND
                              (ADDRESS OF OFFICE)

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

                   12,088,156 COMMON SHARES WITHOUT PAR VALUE

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

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                MFC BANCORP LTD.
                                   FORM 20-F
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          NO.
                                                                        --------
                                     PART I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......      3
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.....................      3
ITEM 3.   KEY INFORMATION.............................................      3
          Forward-Looking Statements..................................      3
          Exchange Rates..............................................      3
          Selected Financial Data.....................................      4
          Risk Factors................................................      6
ITEM 4.   INFORMATION ON THE COMPANY..................................     10
          History and Development of the Company......................     10
          Business Overview...........................................     10
          Organizational Structure....................................     12
          Property, Plants and Equipment..............................     13
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS................     13
          Operating Results...........................................     13
          Liquidity and Capital Resources.............................     15
          Foreign Currency............................................     16
          Derivative Instruments......................................     16
          Inflation...................................................     17
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................     17
          Directors and Senior Management; Board Practices............     17
          Compensation................................................     18
          Employees...................................................     20
          Share Ownership.............................................     20
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........     21
          Major Shareholders..........................................     21
          Related Party Transactions..................................     21
ITEM 8.   FINANCIAL INFORMATION.......................................     21
          Consolidated Statements and Other Financial Information.....     21
          Significant Changes.........................................     21
          Legal Proceedings...........................................     22
          Dividend Information........................................     22
ITEM 9.   THE OFFER AND LISTING.......................................     22
          Markets and Price History...................................     22
ITEM 10.  ADDITIONAL INFORMATION......................................     23
          Articles and Bylaws.........................................     23
          Material Contracts..........................................     24
          Exchange Controls...........................................     24
          Taxation....................................................     25
          Documents on Display........................................     28
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK........................................................     28
          Interest Rate Risk..........................................     28
          Foreign Currency Exchange Rate Risk.........................     29
          Equity Price Risk...........................................     30
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......     30

                                    PART II
ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............     30
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.............................................     30
ITEM 15.  [RESERVED]..................................................     30
ITEM 16.  [RESERVED]..................................................     30

                                    PART III
ITEM 17.  FINANCIAL STATEMENTS........................................     30
ITEM 18.  FINANCIAL STATEMENTS........................................     31
ITEM 19.  EXHIBITS....................................................     56
          SIGNATURES..................................................     58

    IN THIS ANNUAL REPORT, PLEASE NOTE THE FOLLOWING:

    - REFERENCES TO "WE", "OUR", "US" OR "MFC" MEAN MFC BANCORP LTD. AND ITS SUBSIDIARIES UNLESS THE CONTEXT OF THE SENTENCE CLEARLY SUGGESTS OTHERWISE;

    - ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED; AND

    - SELECTED FINANCIAL INFORMATION HAS BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S.$0.6666, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE OF CONVERSION FOR CANADIAN DOLLARS TO U.S. DOLLARS AS AT DECEMBER 31, 2000.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3.  KEY INFORMATION

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

EXCHANGE RATES

    In this annual report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the

"Noon Buying Rate"), for the conversion of Canadian dollars into U.S. dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in the period) and the range of high and low exchange rates for such periods.

                                                                         YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------------------
                                                             2000       1999       1998       1997       1996
                                                           --------   --------   --------   --------   --------
End of period............................................   0.6666     0.6925     0.6504     0.6999     0.7301
High for period..........................................   0.6984     0.6925     0.7105     0.7487     0.7513
Low for period...........................................   0.6397     0.6535     0.6341     0.6945     0.7235
Average for period.......................................   0.6732     0.6744     0.6714     0.7221     0.7332

    The following table sets out the range of high and low exchange rates, based on the Noon Buying Rate, for the conversion of Canadian dollars into U.S. dollars, for the following periods.

                                                                HIGH       LOW
                                                              --------   --------
2000
October.....................................................   0.6702     0.6527
November....................................................   0.6566     0.6397
December....................................................   0.6691     0.6439

2001
January.....................................................   0.6709     0.6590
February....................................................   0.6711     0.6484
March.......................................................   0.6509     0.6331
April 1 to April 23.........................................   0.6484     0.6319

    The information set forth in this annual report is as at December 31, 2000, unless an earlier or later date is indicated. On April 23, 2001, the noon rate of exchange, as reported by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into U.S. dollars was U.S.$0.6467 per Canadian dollar.

    Our financial statements are presented in U.S. dollars for informational purposes only and are translated to U.S. dollars using exchange rates for convenience, which are the year-end exchange rates, as required by Regulation S-X.

SELECTED FINANCIAL DATA

    The following table summarizes selected consolidated financial data for us prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles ("U.S. GAAP") to MFC's financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 16 of our consolidated financial statements included elsewhere in this annual report. The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects".

CANADIAN GAAP

                                                               YEARS ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   2000       1999       1998       1997       1996
                                                 --------   --------   --------   --------   --------
                                                     (in thousands, other than per share amounts)
Revenues.......................................  $156,220   $125,526   $123,310   $ 86,060   $ 75,467
Income from continuing operations..............    39,163     36,328     30,235     23,617     13,994
Income from continuing operations per share
  Basic(1).....................................      3.24       3.00       2.48       1.95       1.52
  Fully diluted(1).............................      2.78       2.60       2.20       1.79       1.37
Net income.....................................    39,163     31,389     30,235     23,617     13,994
Net income per share
  Basic(1).....................................      3.24       2.59       2.48       1.95       1.52
  Fully diluted(1).............................      2.78       2.28       2.20       1.79       1.37
Total assets...................................   332,063    270,107    238,109    226,890    160,368
Net assets.....................................   216,915    173,773    156,808    122,964     94,216
Debt...........................................    35,421     30,917     40,091     41,602     42,937
Shareholders' equity...........................   213,134    170,811    154,396    120,156     91,516
Capital stock..................................    65,138     65,498     65,706     70,368     66,281
Cash dividends(2)..............................        --         --        369        106         --
Cash dividends per share(2)....................        --         --       0.03       0.01         --
Cash dividends (U.S.$)(2)......................        --         --        251        N/A         --
Cash dividends per share (U.S.$)(2)............        --         --       0.02        N/A         --
Weighted average common stock outstanding,
  fully diluted (in thousands of shares)(1)....    15,224     15,245     14,913     13,691     10,237

------------

(1) All amounts have been adjusted to reflect a 1 to 1.5 stock split effected in March 1996.

(2) Paid on MFC's common shares.

U.S. GAAP

                                                               YEARS ENDED DECEMBER 31,
                                                 ----------------------------------------------------
                                                   2000       1999       1998       1997       1996
                                                 --------   --------   --------   --------   --------
                                                     (in thousands, other than per share amounts)
Revenues.......................................  $162,694   $128,270   $118,842   $ 83,138   $ 72,094
Income from continuing operations..............    45,637     40,313     31,922     12,365     13,329
Income from continuing operations per share
  Basic(1).....................................      3.78       3.33       2.62       1.07       1.45
  Diluted(1)...................................      3.51       3.12       2.42       1.00       1.41
Net income.....................................    45,637     35,374     31,922     12,365     13,329
Net income per share
  Basic(1).....................................      3.78       2.92       2.62       1.07       1.45
  Diluted(1)...................................      3.51       2.75       2.42       1.00       1.41
Total assets...................................   336,523    265,658    229,529    223,528    173,597
Net assets.....................................   221,375    169,325    149,381    115,529     98,031
Debt...........................................    35,421     30,917     40,091     41,602     42,937
Shareholders' equity...........................   217,594    166,363    146,969    112,721     95,331
Capital stock..................................    65,138     65,498     65,706     70,368     66,281
Cash dividends(2)..............................        --         --        369        106         --
Cash dividends per share(2)....................        --         --       0.03       0.01         --
Cash dividends (U.S.$)(2)......................        --         --        251        N/A         --
Cash dividends per share (U.S.$)(2)............        --         --       0.02        N/A         --
Weighted average common stock outstanding,
  fully diluted (in thousands of shares)(1)....    13,438     13,422     13,706     12,246      9,131

------------

(1) All amounts have been adjusted to reflect a 1 to 1.5 stock split effected in March 1996.

(2) Paid on MFC's common shares.

RISK FACTORS

    Our primary risks are transaction risks, credit or counterparty risks, and market risks. In addition, we have been and may continue to be affected by many other factors, including but not limited to: (i) economic and market conditions, including the liquidity of capital markets; (ii) the volatility of market prices, rates and indices; (iii) the timing and volume of market activity;
(iv) inflation; (v) the cost of capital, including interest rates;
(vi) political events, including legislative, regulatory and other developments;
(vii) competitive forces, including our ability to attract and retain personnel;
(viii) support systems; and (ix) investor sentiment. In determining whether to make an investment in the capital stock of MFC, you should consider carefully all of the information set forth in this annual report and, in particular, the following risk factors.

TRANSACTION RISKS

WE ARE SUBJECT TO TRANSACTION RISKS.

    We manage transaction risk through allocating and monitoring our capital investments, only underwriting securities in circumstances where the risk to our capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among others, our investment banking and proprietary investing activities and relate to the risks of the proposed transaction. These risks include market and credit risks associated with our role in providing advisory services.

    We often make investments in highly unstructured situations and in companies undergoing severe financial stress. Such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on our business, results of operations and financial condition.

WE MAY FACE A LACK OF SUITABLE ACQUISITION OR MERGER OR OTHER PROPRIETARY INVESTMENT CANDIDATES.

    In order to grow our business we may seek to acquire or invest in new companies and proprietary investments. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment.

CREDIT OR COUNTERPARTY RISKS

COUNTERPARTIES OR OTHERS MAY DEFAULT ON THEIR OBLIGATIONS.

    We manage credit risk on an individual transaction, counterparty level and on a portfolio basis. Credit limits for clients and counterparties are established by our credit officers and management with knowledge of the client's creditworthiness. In addition, we have established policies and limitations with respect to our securities lending practices. Our management also reviews and monitors exposure concentrations at a portfolio level. Nevertheless, we are exposed to the risk that parties owing us money, securities or other assets will not perform their obligations. These parties include our trading counterparties, clients, clearing agents, exchanges and other financial intermediaries, as well as issuers whose securities we hold. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing money market deposits, the extension of credit in trading and investment activities, and participation in payment and securities transactions on our behalf and as an agent on behalf of our clients.

WE MAY NOT OBTAIN SUFFICIENT OR ACCURATE CREDIT RISK INFORMATION.

    To reduce credit risk, we only place money market deposits with banks selected for their financial strength and reliability. Further, we otherwise attempt only to deal with creditworthy counterparties and obtain collateral where appropriate. However, although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the trading risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we are undersecured, for example, as a result of sudden declines in market values that reduce the value of collateral.

MARKET RISKS

    Market risk relates to fluctuations in the liquidity of securities, as well as volatility in market conditions generally. The markets for securities and other related products are affected by many factors over which we have little or no control. These factors include the financial performance and prospects of specific companies and industries, world markets and economic conditions, the availability of credit and capital, political events and perceptions of market participants.

WE ARE EXPOSED TO THE RISK OF A MARKET DOWNTURN.

    As a financial services company, our business is materially affected by conditions in the financial markets and economic conditions generally. In the event of a market downturn, our business, results of operations and financial condition could be adversely affected. In addition, you cannot be assured that an active public market for our securities will continue.

    A market downturn could lead to a decline in the number and size of transactions that we execute for our clients, including transactions in which we provide financial advisory and other services, and to a corresponding decline in the revenues we receive from fees. In addition, because the fees that we charge for managing our clients' portfolios are in many cases based on the value of those portfolios, a market downturn that reduces the value of our clients' portfolios or increases the amount of withdrawals would reduce the revenue we receive from our asset management business. If we were unable to reduce expenses at the same pace, our profit margins would erode or be eliminated.

    A downturn in a market could further result in losses to the extent that we own assets in such market. Conversely, to the extent that we have sold assets we do not own (i.e., if we have short positions) in any market, an upturn in such market could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.

    Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

WE ARE EXPOSED TO POLITICAL, ECONOMIC, LEGAL, OPERATIONAL AND OTHER RISKS AS A RESULT OF OUR GLOBAL OPERATIONS.

    In conducting our business in major markets around the world we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, U.S. dollars or other currencies, or to take those other currencies out of those countries.

FLUCTUATIONS IN INTEREST RATES AND FOREIGN CURRENCY EXCHANGE RATES MAY AFFECT OUR RESULTS.

    Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in interest rates may decrease the fair value of our financial instrument assets and a decrease in interest rates may decrease the fair value of our financial instrument liabilities, thereby resulting in a reduction in our equity. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk--Interest Rate Risk" for additional information with respect to our interest rate risk.

    Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity.

See "Item 11. Quantitative and Qualitative Disclosures About Market Risk--Foreign Currency Exchange Rate Risk" for additional information with respect to our foreign currency exchange rate risk.

A RISE IN INFLATION MAY AFFECT OUR RESULTS.

    We do not believe that inflation has had a material impact on revenues or income over the past three fiscal years. In addition, since our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our business, results of operations and financial condition.

OUR RISK MANAGEMENT STRATEGIES MAY NOT PREVENT LOSSES.

    We use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.

MARKET RISK MAY INCREASE THE OTHER RISKS THAT WE FACE.

    In addition to the market risks described above, market risk could exacerbate other risks that we face. For example, if we incur substantial trading losses, our need for liquidity could rise sharply while our access to liquidity could be impaired. In addition, in conjunction with a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and increasing our credit risk.

COMPETITION RISKS

WE FACE SIGNIFICANT GLOBAL COMPETITION.

    We conduct our business in a global environment that is highly competitive and unpredictable. Many of our competitors are national or international companies with far greater resources, capital and access to information than us. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, on-line service providers and other companies offering financial services in Europe and globally. Increased competition may lead us to become involved in transactions with more risk. In addition, many non-bank competitors are not subject to the same extensive regulations that govern us.

LEGAL AND REGULATORY RISKS

WE ARE EXPOSED TO LEGAL LIABILITY.

    We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks or that they were not authorized or permitted to enter into these transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we would expect these types of claims to increase.

    These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We incur significant legal expenses every year in defending against litigation, and we expect to continue to do so in the future. See "Item 8. Financial Information--Legal Proceedings" for additional information with respect to our legal and regulatory proceedings.

EXTENSIVE REGULATION OF OUR BUSINESS LIMITS OUR ACTIVITIES.

    The financial services industry is subject to extensive regulation. Our banking operations are subject to various Swiss regulatory requirements, including capital requirements administered by the Swiss Federal Banking Commission (the "SFBC"). The SFBC is our primary banking regulator and establishes minimum capital requirements for our banking subsidiary. Our failure to meet minimum capital requirements can result in mandatory, and possibly additional discretionary action by the SFBC that, if undertaken, could have a direct material effect on us. Under risk-based capital adequacy guidelines established by the SFBC, banks in Switzerland must meet specific capital guidelines that involve quantitative measures of assets, liabilities and other off-balance sheet items, as calculated under Swiss regulatory accounting practices. Our banking operations are required to file certain reports with the SFBC and we are subject to their examination. Our banking subsidiary is subject to restrictions on loans and extensions of credit to, and on certain other types of transactions with, affiliates.

    The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties which deal with us and are not designed to protect our shareholders. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements.

EMPLOYMENT RISKS

WE DEPEND ON THE SERVICES OF OUR KEY EMPLOYEES.

    Our future success depends, in significant part, upon the continued service and performance of our senior management and other key employees. Losing the services of some or all of these individuals could impair our ability to manage our company, obtain new or maintain existing client engagements and complete new proprietary investments.

ENFORCEMENT RISKS

YOU MAY BE UNABLE TO ENFORCE CIVIL LIABILITIES.

    The enforcement of civil liabilities by investors under applicable
U.S. federal and state securities laws will be adversely affected because we are organized under the laws of the Yukon Territory, Canada, none of our officers or directors are residents of the U.S., and substantially all of our assets are located outside of the U.S.

    As a result, it may be difficult or impossible for U.S. investors to effect service of process upon us or our officers or directors within the United States. It may also be difficult to realize against us or them, in the United States, upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws. Courts in Canada or elsewhere may not enforce: (i) judgments of U.S. courts obtained in actions against us or our officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and (ii) in original actions, liabilities against us or officers or directors predicated upon such laws.

YOU MAY HAVE TROUBLE ENFORCING U.S. BANKRUPTCY LAWS AND OTHER LAWS IN CANADA OR ELSEWHERE.

    We are organized under the laws of the Yukon Territory, Canada and our principal operating assets are located outside of the United States. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor's property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the U.S. bankruptcy court's jurisdiction. Accordingly, you may have trouble administering a U.S. bankruptcy case involving a Canadian debtor with property located outside of the United States. Any orders or judgments of a bankruptcy court in the United States may not be enforceable.

MISCELLANEOUS RISKS

OUR RISK MANAGEMENT POLICIES AND PROCEDURES MAY LEAVE US EXPOSED TO UNIDENTIFIED OR UNANTICIPATED RISK.

    We have adopted comprehensive risk management processes to facilitate, control and monitor risk taking. Nonetheless, our policies and procedures we rely on to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon our use of observed historical market behaviour. As a result, these methods may not predict future risk exposure, which could be significantly greater than the historical measures indicate.

    Other risk management methods depend upon evaluation of information regarding markets, clients or other matters that is publicly available or otherwise accessible by us. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

CERTAIN FACTORS MAY INHIBIT A TAKEOVER THAT OUR SHAREHOLDERS MAY CONSIDER FAVOURABLE.

    Certain provisions of our charter documents and the corporate legislation which governs us may discourage, delay or prevent a change of control or changes in our management that shareholders consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. We also have a shareholder protection rights plan designed to protect us and our shareholders from unfair, abusive or coercive acquisition tactics. See
"Item 10. Additional Information--Articles and Bylaws".

    In addition, the INVESTMENT CANADA ACT (the "ICA") imposes limitations on the rights of non-Canadians to acquire our common shares. See "Item 10. Additional Information--Exchange Controls".

    If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

    MFC is a corporation organized under the laws of the Yukon Territory in Canada. We were originally incorporated in June 1951 by letters patent. We were continued under the CANADA BUSINESS CORPORATIONS ACT in March 1980 and under the BUSINESS CORPORATIONS ACT (Yukon) in August 1996. Our name was changed to "Nalcap Holdings Inc." in August 1987, to "Arbatax International Inc." in
March 1996 and to "MFC Bancorp Ltd." in February 1997. We have an office address at 17 Dame Street, Dublin 2, Ireland (Tel: (3531) 679-1688).

BUSINESS OVERVIEW

    We are a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. We advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. We also commit our own capital to promising enterprises and invest and trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our proprietary investing is generally not passive and we seek investments where our financial expertise and management can either add or unlock value. Our operations are primarily conducted in Europe and North America.

    Our business focuses on providing innovative finance and advisory services for corporate finance transactions and capital raising. We counsel clients on business and financing strategy and the execution of transactions that advance their strategic goals, including mergers, acquisitions, reorganizations and divestitures, and assist in structuring and raising capital. We focus on meeting the financial needs of small to mid-sized companies and other business enterprises primarily in Europe and North America. We believe that many of these clients, particularly in Europe, are underserviced by the large global investment banks and financial service providers. We specialize in advising and structuring business enterprises involved in unstructured and novel situations where a strong financial partner is needed and traditional, off-the-shelf solutions are not workable. In addition, from time to time, we act as a bridge lender or provide interim financing to business enterprises pending reorganization or prior to their going public to generate fee income and in conjunction with our investment strategy. In furtherance of this strategy, we often advise and help restructure enterprises that are undergoing financial stress or have or are near debt defaults.

    Our experience and operating structure permit us to respond more rapidly to our clients' needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist those clients. These activities are principally conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A. ("MFC Bank"). We acquired MFC Bank in February 1997 for $27.4 million. MFC Bank is a licensed full-service Swiss bank based in Geneva, Switzerland. In September 1997, we also acquired Bank Rinderknecht AG ("BRA") for $9.6 million. BRA was headquartered in Zurich, Switzerland and was active in private banking and securities trading until it was placed in liquidation by the SFBC in August 1997. Following its acquisition, we merged BRA with MFC Bank and rationalized the combined operations, including transferring all administrative activities to Geneva, Switzerland. The acquisition of BRA increased our client base and provided us with future tax benefits, including tax loss carry-forwards of approximately $44.0 million. Since 1999, client assets relating to our private banking services have been placed with a large Swiss bank and other financial institutions. These arrangements let us maintain key client relationships and mandates where we can provide value-added advisory services and yet offer clients the capability and economies of scale of a large banking institution.

    Our sources of revenues include fees, interest income and related trading income. We earn advisory fees by providing strategic and financial advice for clients. We earn interest income through interest earned on our capital.

    Our proprietary investing consists of investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive and we invest where we believe our expertise in financial restructuring and management can add or unlock value. We invest globally and our objective is to maximize total return measured through both long-term appreciation and recognized gains. In 1997, we completed the acquisition of the MFC Securities group of companies
("MFC Securities"), a bond trading enterprise based in Zurich, Switzerland. We acquired MFC Securities for its approximate book value of $15.7 million plus a contingent variable annual fee payable in cash or in common shares of MFC, at the option of the vendors, and based upon MFC Securities' future net-after-tax profits.

    One of our proprietary investments is an indirect interest in a mineral royalty (the "royalty interest") in the Wabush Iron Ore Mine (the "Wabush Mine") located in the Province of Newfoundland, Canada. It has provided an uninterrupted source of fairly predictable revenue for over 30 years, which we have used to finance our proprietary investments. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Mine is situated that commenced in 1956 and expires in 2055. The terms of the mining sub-lease do not provide for renewal. Revenues from the royalty interest are subject to a minimum annual royalty of $3.25 million and are dependent on both the price levels for iron ore and the amount of iron ore shipped from the Wabush Mine. Revenues from the royalty interest were $12.3 million, $11.2 million and $12.9 million in 2000, 1999 and 1998, respectively.

    Other proprietary investments include a portfolio of real estate assets which are located in the State of Washington. We are conducting pre-development work relating to infrastructure, rezoning, subdivision and permitting on a substantial portion of the properties to the extent necessary to protect or enhance their value. We intend to divest or otherwise monetize these real estate assets and redeploy the proceeds in our merchant banking activities.

    At December 31, 2000, we also had investments of approximately $3.2 million relating to insurance obligations with respect to our insurance operations which we originally acquired in 1991. All of the policies of our insurance operations have expired and we manage and administer the outstanding claims in the ordinary course.

    Our operations are primarily conducted in Europe and North America. The following is a summary of our revenues by geographic region for the years set forth:

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (in thousands)
Canada......................................................  $ 10,459   $ 17,851   $ 31,392
Western Europe..............................................   136,671     88,075     88,237
United States...............................................     9,090     19,600      3,681
                                                              --------   --------   --------
                                                              $156,220   $125,526   $123,310
                                                              ========   ========   ========

    Our banking operations are subject to various Swiss regulatory requirements, including capital requirements administered by the SFBC. The SFBC is our primary banking regulator and establishes minimum capital requirements for MFC Bank. Our failure to meet minimum capital requirements can result in mandatory, and possibly additional discretionary, action by the SFBC that, if undertaken, could have a direct material effect on us. Under risk-based capital adequacy guidelines established by the SFBC, banks in Switzerland must meet specific capital guidelines that involve quantitative measures of assets, liabilities and other off-balance sheet items, as calculated under Swiss regulatory accounting practices. Our banking operations are required to file certain reports with the SFBC and we are subject to their examination. MFC Bank is subject to restrictions on loans and extensions of credit to, and on certain other types of transactions with, affiliates. We believe that the capital of our banking operations is sufficient for its current and reasonably foreseeable operations.

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

COMPETITION

    We conduct our business in a global environment that is highly competitive and unpredictable. We encounter intense competition in all aspects of our business and compete directly with other financial services companies, brokerage firms, investment banks, merchant banks and other investment managers. We face competition in Switzerland from other banks, asset managers and a range of non-bank financial institutions and internationally from investment banks and securities dealers. Many of our competitors are national or international companies with far greater resources, capital and access to information than us. As a result, we may become involved in transactions with more risk.

ORGANIZATIONAL STRUCTURE

    The following is a listing of our significant operating subsidiaries as at April 23, 2001:

                                                                    JURISDICTION OF          SHAREHOLDING AT
NAME OF SUBSIDIARY                                           INCORPORATION OR ORGANIZATION   APRIL 23, 2001
------------------                                           -----------------------------   ---------------
MFC Merchant Bank S.A......................................         Switzerland                   100%
TriMaine Holdings, Inc.....................................     State of Washington                81%

PROPERTY, PLANTS AND EQUIPMENT

    Our offices are located in Dublin, Ireland, Geneva and Zurich, Switzerland and Berlin, Germany. All of our premises are leased.

    We indirectly participate in the royalty interest. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Mine is situated that commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Limited ("Knoll Lake"), which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake of $0.22 per ton on shipments of iron ore from the Wabush Mine. Iron ore is shipped from the Wabush Mine to Pointe Noire, Quebec, Canada, where it is pelletized. Geological studies done on the Wabush Mine to date have estimated that the mine has iron ore deposits of approximately 713 million tons averaging
34.5 fe. In 1998, 1999 and 2000, 5.6 million, 5.5 million and 5.9 million tons of iron ore, respectively, were shipped from the Wabush Mine.

    The Wabush Mine is operated by an unincorporated joint venture consisting of Wabush Iron Company Limited (U.S.A.), Steel Company of Canada Limited (Canada) and Dominion Foundries & Steel Limited (Canada) (collectively, the "Consortium"), which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush Mine. These royalties are not to be less than $3.25 million annually until 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of $1.685 per ton with escalations as defined by agreement. Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity. As the operator of the Wabush Mine is owned by the Consortium of steel producers, production from the mine has been generally maintained at relatively consistent levels.

    We also indirectly own approximately 52 acres of undeveloped real property which is annexed to the City of Gig Harbor, Washington. Of the total acreage, 35 acres are zoned for medium density residential use and 17 acres are zoned for business park/professional office use. We may develop all or part of the remaining land through partnerships, joint ventures or other economic associations with local developers. Our current involvement with the property is limited to pre-development work, including infrastructure (roads, sewer and water services), preliminary permits, market studies, feasibility studies and related activities.

    We also indirectly own a 17.2 acre property located in Federal Way, Washington. This property is zoned business park and all utilities are available to the site. The site is encumbered by a wetland area which has been estimated at 2.4 acres exclusive of setback requirements. Currently, site approval applications have been made for an 800-unit self-storage facility and an 80,000 square foot warehouse/office facility.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2000 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included herein were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included herein to U.S. GAAP, see Note 16 to the financial statements. We have made certain reclassifications to the prior periods' financial statements to conform to the current period's presentation.

OPERATING RESULTS

    We are a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. These activities are primarily conducted through our wholly-owned subsidiary, MFC Bank. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial and management expertise can add or unlock value.

    Our results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, on-line service providers and other companies offering financial services in Europe and globally.

    In recent years, the financial services industry has experienced consolidation and convergence as financial institutions involved in a broad spectrum of services have merged or combined. The trend to consolidate is expected to continue and produce global financial institutions with much greater capital and other resources than MFC. As a result of the economic and competitive factors discussed above, our results may vary significantly from period to period. We intend to manage our business for the long term and to mitigate the effect of such factors by focusing on our core operations of meeting the financial needs of small to mid-sized companies and other business enterprises internationally.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

    The following table provides selected quarterly financial information for MFC for each quarter of 2000:

                                                                              2000
                                                       ---------------------------------------------------
                                                       DECEMBER 31    SEPTEMBER 30    JUNE 30    MARCH 31
                                                       ------------   -------------   --------   ---------
                                                          (in thousands, other than per share amounts)
Revenues.............................................    $ 57,736       $ 28,614      $ 42,209   $ 27,661
Expenses.............................................      43,061         16,509        33,316     21,468
Net income...........................................      12,766         12,085         8,147      6,165
Fully diluted earnings per share.....................        0.89           0.85          0.59       0.46
Total assets.........................................     332,063        304,846       285,613    291,393
Shareholders' equity.................................     213,134        195,801       186,171    174,910

    In 2000, our revenues increased to $156.2 million from $125.5 million in 1999, primarily as a result of investment activities. Our portfolio remains principally invested in investment grade securities. In 1999, we transferred our private banking services largely as a result of economies of scale.

    In 1999, we began electronic banking and equities trading for our clients through our NetBanking website. In March 2000, we discontinued operation of the website due to changing economic fundamentals in Europe. As a result, we took a one-time loss from such discontinued operations of $4.9 million, or $0.32 per share on a fully diluted basis, for the year ended December 31, 1999.

    Expenses from continuing operations increased to $114.4 million in 2000 from $89.4 million in 1999, primarily as a result of higher investment expenses. In 2000, investment expenses increased to $88.9 million from $65.3 million in 1999. General and administrative expenses increased to $21.2 million in 2000 from $19.3 million in 1999. Interest expense decreased to $4.2 million in 2000 from $4.9 million in 1999, primarily as a result of lower outstanding indebtedness during 2000 compared to 1999.

    In 2000, net earnings were $39.2 million, or $3.24 per share on a basic basis ($2.78 per share on a fully diluted basis). In 1999, net earnings were $31.4 million, or $2.59 per share on a basic basis ($2.28 per share on a fully diluted basis). Income from continuing operations in 1999 was $36.3 million, or $3.00 per share on a basic basis ($2.60 per share on a fully diluted basis).

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

    In 1999, our revenues increased to $125.5 million from $123.3 million in 1998, primarily as a result of investment activities. Our investment portfolio remains principally invested in investment grade securities. In 1999, we transferred our private banking services largely as a result of economies of scale.

    In 1999, we began electronic banking and equities trading for our clients through our NetBanking website. In March 2000, we discontinued operation of the website due to changing economic fundamentals in Europe. As a result, we took a one-time loss from such discontinued operations of $4.9 million, or $0.32 per share on a fully diluted basis, for the year ended December 31, 1999.

    Expenses from continuing operations decreased to $89.4 million in 1999 from $92.8 million in 1998, primarily as a result of lower investment expenses. General and administrative expenses decreased marginally to $19.3 million in 1999 from $19.4 million in 1998. Interest expense increased marginally to $4.9 million in 1999 from $4.8 million in 1998.

    In 1999, net earnings were $31.4 million, or $2.59 per share on a basic basis ($2.28 per share on a fully diluted basis). Income from continuing operations in 1999 was $36.3 million, or $3.00 per share on a basic basis ($2.60 per share on a fully diluted basis). In 1998, net earnings were $30.2 million, or $2.48 per share on a basic basis ($2.20 per share on a fully diluted basis). Net earnings in 1998 included $8.1 million on the purchase of debt securities.

LIQUIDITY AND CAPITAL RESOURCES

    The following table is a summary of selected financial information concerning MFC for the periods indicated:

                                                       DECEMBER 31,              DECEMBER 31,
                                                   ---------------------   ------------------------
                                                     2000         1999       2000            1999
                                                   --------     --------   --------        --------
                                                     (U.S. Dollars in        (Canadian Dollars in
                                                        thousands)                thousands)
Cash and cash equivalents........................  $ 45,677     $ 34,343   $ 68,524        $ 49,567
Securities.......................................    53,582       46,981     80,384          67,808
Total assets.....................................   221,346      187,145    332,063         270,107
Debt.............................................    23,611       21,421     35,421          30,917
Shareholders' equity.............................   142,070      118,348    213,134         170,811

    We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. We also use this liquidity in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

    At December 31, 2000, our cash and cash equivalents were $68.5 million, compared to $49.6 million at December 31, 1999. At December 31, 2000, we had securities of $80.4 million, compared to $67.8 million at December 31, 1999.

    At December 31, 2000, our debt was $35.4 million, compared to $30.9 million at December 31, 1999. At December 31, 2000, all of our borrowings were denominated in U.S. dollars, with maturities of $7.8 million in 2002, $6.4 million in 2003 and $21.1 million thereafter. See Note 7 of our consolidated financial statements included elsewhere in this annual report.

OPERATING ACTIVITIES

    Operating activities provided cash of $30.8 million in 2000, compared to $29.9 million in 1999. In 2000, a decrease in amounts due from investment dealers provided cash of $3.7 million, compared to an increase in amounts due from investment dealers using cash of $11.1 million in 1999. An increase in receivables used cash of $3.5 million in 2000, compared to a decrease in receivables providing cash of $1.7 million in 1999. An increase in accounts payable and accrued expenses provided cash of $2.1 million in 2000, compared to a decrease in accounts payable and accrued expenses using cash of $1.0 million in 1999. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

INVESTING ACTIVITIES

    Investing activities used cash of $31.2 million in 2000, compared to $35.7 million in 1999. In 2000, a net increase in loans used cash of $31.7 million, compared to $34.7 million in 1999.

FINANCING ACTIVITIES

    Net cash provided by financing activities was $16.9 million in 2000, compared to $26.8 million in 1999. Net borrowings provided cash of $4.0 million in 2000, compared to net debt repayments using cash of $7.2 million in 1999. In 2000, a net increase in deposits provided cash of $13.3 million, compared to $34.3 million in 1999. The net repurchase of common shares in 2000 used cash of $0.4 million, compared to $0.2 million in 1999. We did not pay dividends on our common shares in 2000 or 1999.

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

    As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In the year ended December 31, 2000, we reported approximately a net $3.5 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation loss at December 31, 2000 was $0.8 million, compared to $4.3 million at December 31, 1999.

    Since both our principal sources of revenues and expenses are in Swiss francs, we use derivatives to manage our foreign exchange exposure. See "Item 11.--Quantitative and Qualitative Disclosures About Market Risk".

    Based upon the period average exchange rates in 2000, the Canadian dollar increased by approximately 3.0% in value against the Swiss franc and decreased by approximately 2.8% in value against the U.S. dollar since December 31, 1999. As at December 31, 2000, the Canadian dollar decreased by approximately 2.1% in value against the Swiss franc and approximately 3.7% in value against the U.S. dollar since December 31, 1999.

DERIVATIVE INSTRUMENTS

    Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign exchange exposure for our own account.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT; BOARD PRACTICES

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

    The following table sets out certain information concerning our directors and executive officers:

                                                                                               DATE OF       EXPIRATION OF
                                                                                             COMMENCEMENT       TERM OF
                                                                                            OF OFFICE WITH    OFFICE WITH
NAME                            PRESENT POSITION WITH MFC   PRINCIPAL OCCUPATION                 MFC              MFC
----                            -------------------------   --------------------            --------------   -------------
Michael J. Smith(1)...........  Director and President      President, Chief Executive           1986            2002
                                                            Officer and Director of MFC          1996

Roy Zanatta...................  Director and                Secretary and Director of MFC        1996            2002
                                Secretary                                                        1996

Sok Chu Kim(1)................  Director                    Senior Vice-President, Korea         1996            2001
                                                            Exchange Bank, 1967 to 1985;
                                                            President of Korea
                                                            International Merchant Bank,
                                                            1985 to 1989; Advisor to
                                                            Sukura Bank (Seoul, Korea);
                                                            Director of Korea
                                                            Liberalization Fund Ltd.

Oq-Hyun Chin(1)...............  Director                    Business Advisor, The Art            1994            2001
                                                            Group Architects &
                                                            Engineers Ltd.

Julius Mallin.................  Director                    Retired Businessman                  1994            2003

Dr. Stefan Feuerstein.........  Director                    Managing Director of the             2000            2003
                                                            Industrial Investment Council
                                                            of the New German States;
                                                            President of the Thuringian
                                                            Economic Development
                                                            Corporation (Germany) from
                                                            1992 to 1997

------------

(1) Member of the Audit Committee.

    There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer, nor are there any family relationships between any of the persons referred to above.

    Our Audit Committee is responsible for, among other things: (1) meeting with the external auditors separate from management to review specific issues;
(2) reviewing with the external auditors their annual report and reports to our board of directors, from time to time, with respect to internal audit and accounting procedures; and (3) making recommendations relating to the appointment and remuneration of external auditors.

    We do not have a Remuneration Committee of our board of directors. Our executive compensation program is administered by our Chief Executive Officer under the supervision of our board of directors.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

    Mr. Smith and Mr. Zanatta (each an "Executive") each entered into an amended and restated employment agreement with MFC in 2000. Each agreement generally provides, subject to certain termination provisions, for the continued employment of the Executive for a period of 36 months with automatic one month renewals, so that each agreement at all times has a remaining term of 36 months. Each agreement provides for an annual base salary and other compensation to be paid to the Executive as determined by our board of directors. In the event he is terminated without cause or resigns for good reason (as defined in each agreement) within three years of a change of control (as defined in each agreement), the Executive will be entitled to a lump sum severance payment of three times the sum of: (i) his current annual salary under the agreement; and (ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If the Executive is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal installments over 12 months.

    In addition, all unvested rights in any stock options or other equity awards of the Executive will vest in full in the event of a change of control. The Executive will also be entitled, for a period of 365 days following the earlier of the date of his termination and the date of the change of control, to require us to purchase all or any part of our common shares held by such Executive on the date of termination or date of change of control at a price equal to the average closing market price of our common shares on the Nasdaq National Market (the "Nasdaq") on the ten preceding trading days.

COMPENSATION

    During the fiscal year ended December 31, 2000, we paid an aggregate of approximately $1.5 million in cash compensation to our directors and officers. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by MFC during the fiscal year ended December 31, 2000 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by MFC.

    We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to certain executive officers. The following fairly reflects material information regarding compensation paid to such persons.

EXECUTIVE COMPENSATION

    The following table provides a summary of compensation paid by us during each of the last three fiscal years to our Chief Executive Officer and to our next four most highly paid executive officers who received a combined salary and bonus during the fiscal year ended December 31, 2000 in excess of $100,000 (the "Named Executives"):

                           SUMMARY COMPENSATION TABLE

-----------------------------------------------------------------------------------------------------------------
                                                                                     LONG-TERM
                                                   ANNUAL COMPENSATION(1)           COMPENSATION
                                             ----------------------------------   ----------------
                                                                                       AWARDS
                                                                                  ----------------
                                                                                  SECURITIES UNDER
                              FISCAL YEAR                          OTHER ANNUAL       OPTIONS         ALL OTHER
                                 ENDED        SALARY     BONUS     COMPENSATION       GRANTED        COMPENSATION
NAME AND PRINCIPAL POSITION  DECEMBER 31,      ($)        ($)          ($)              (#)              ($)
-----------------------------------------------------------------------------------------------------------------
Michael J. Smith                  2000       289,198    259,017       17,596               --            2,290
President, Chief Executive        1999       212,944    256,809           --               --               --
Officer and Director              1998       221,876    231,365           --           77,000               --
-----------------------------------------------------------------------------------------------------------------
Claudio Morandi                   2000       212,333    133,974        5,278           25,000            2,290
President                         1999       179,171    154,085       10,102               --               --
MFC Bank                          1998       117,010    101,222           --           75,000               --
-----------------------------------------------------------------------------------------------------------------
Roy Zanatta                       2000        85,161     10,000           --               --               --
Secretary and Director            1999       104,852    119,844           --               --               --
                                  1998       192,500    101,222           --           60,000               --
-----------------------------------------------------------------------------------------------------------------
John Musacchio                    2000       272,803         --           --               --               --
Vice-President                    1999       283,833         --           --               --               --
                                  1998            --         --           --           50,000               --
-----------------------------------------------------------------------------------------------------------------
Jean Paul Abgottspon              2000       139,768     31,903        7,484               --           28,678
Senior Vice-President             1999       165,800     18,862           --               --               --
MFC Bank                          1998(2)    171,828         --           --            8,000               --
-----------------------------------------------------------------------------------------------------------------

(1) On a cash basis, unless otherwise stated.

(2) Mr. Abgottspon commenced employment with MFC in June 1998. His compensation for fiscal 1998 is presented on an annualized basis.

DIRECTORS' COMPENSATION

    We did not pay any compensation to our directors for their services as directors during the year ended December 31, 2000, nor are there any arrangements for any such compensation to be paid. Our directors are, however, reimbursed for reasonable expenses incurred in connection with their services as directors of MFC.

OPTIONS TO PURCHASE SECURITIES

    We have a stock option plan that provides for grants of options in respect of directors, officers and key employees of, and other persons providing ongoing services to, MFC. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 1,512,000. Each option upon its exercise entitles the grantee to one common share. The exercise price of an option may not be less than the closing market price of our common shares on the Nasdaq on the day prior to the grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average between the closing bid and ask prices of our common shares on the Nasdaq for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan exercisable for a period of up to ten years from the date of grant of the option.

Option Grants During the Most Recently Completed Financial Year

    The following table sets forth the grant of incentive stock options to our Named Executives and directors during the financial year ended December 31, 2000.

--------------------------------------------------------------------------------------------------

                                                                   MARKET VALUE
                        SECURITIES                                 OF SECURITIES
                         UNDER     % OF TOTAL                      UNDERLYING
                        OPTIONS     OPTIONS         EXERCISE OR    OPTIONS ON THE
                        GRANTED    GRANTED IN       BASE PRICE     DATE OF GRANT      EXPIRATION
NAME                      (#)      FINANCIAL YEAR   ($/SECURITY)   ($/SECURITY)          DATE
--------------------------------------------------------------------------------------------------
Claudio Morandi          25,000        19.2%         U.S.$7.00       U.S.$6.94      April 11, 2005
--------------------------------------------------------------------------------------------------
Dr. Stefan Feuerstein    50,000        38.5%         U.S.$7.00       U.S.$7.00      March 29, 2005
--------------------------------------------------------------------------------------------------

EMPLOYEES

    We currently employ approximately 31 people. As at December 31, 2000, 1999 and 1998, we employed approximately 36, 37 and 35 people, respectively.

    We do not have any involvement with labour unions. We do not employ a significant number of temporary employees.

SHARE OWNERSHIP

    The following table sets forth information, as of April 23, 2001, concerning the beneficial ownership of our common shares by each of our Named Executives and directors.

                                                                NUMBER OF     PERCENTAGE
NAME OF BENEFICIAL OWNER                                      COMMON SHARES    OF CLASS
------------------------                                      -------------   ----------
Michael J. Smith............................................     612,000         4.8%
Claudio Morandi.............................................          --(1)       --
Roy Zanatta.................................................          --(2)       --
John Musacchio..............................................          --(3)       --
Jean Paul Abgottspon........................................          --          --
Sok Chu Kim.................................................          --          --
Julius Mallin...............................................          --          --
Oq-Hyun Chin................................................          --          --
Dr. Stefan Feuerstein.......................................          --(4)       --

------------

(1) Mr. Morandi has incentive stock options entitling him to acquire an aggregate of 145,000 of our common shares at an exercise price of U.S.$7.25 per share in respect of options to purchase 45,000 shares expiring July 25, 2002, U.S.$6.00 per share in respect of options to purchase 75,000 shares expiring October 28, 2003 and U.S.$7.00 per share in respect of options to purchase 25,000 shares expiring April 11, 2005.

(2) Mr. Zanatta has incentive stock options entitling him to acquire an aggregate of 125,000 of our common shares at an exercise price of U.S.$7.25 per share in respect of options to purchase 65,000 shares expiring July 25, 2002 and U.S.$6.00 per share in respect of options to purchase 60,000 shares expiring October 28, 2003.

(3) Mr. Musacchio has incentive stock options entitling him to acquire 50,000 of our common shares at an exercise price of U.S.$6.00 per share expiring October 28, 2003.

(4) Dr. Feuerstein has incentive stock options entitling him to acquire 50,000 of our common shares at an exercise price of U.S.$7.00 per share expiring March 29, 2005.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

    The following table sets forth certain information as at April 23, 2001 concerning the ownership of our common shares as to each person known to us, based solely upon public records and filings, to be the direct and/or indirect owner of more than five percent of our common shares:

IDENTITY OF PERSON OR GROUP                                   AMOUNT OWNED   PERCENT OF CLASS
---------------------------                                   ------------   ----------------
Peter Kellogg...............................................   3,141,550(1)        24.8%
FMR Corp....................................................     763,800            6.0%

------------

(1) In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,881,550 of the shares, or approximately 22.8% of our issued and outstanding common shares.

    Our officers and directors, as a group, own or control, directly or indirectly, an aggregate of 612,000 common shares and have options on 745,000 common shares, representing approximately 10.1% of our common shares on a fully diluted basis.

    All common shareholders have identical voting rights.

SHAREHOLDER DISTRIBUTION

    As at April 23, 2001, there were approximately 664 holders of record of our common shares and a total of 12,653,156 common shares were outstanding. Approximately 10,675,625 or 84% of our common shares are held of record by 588 U.S. holders, including depositories and clearing agencies.

RELATED PARTY TRANSACTIONS

    Other than as disclosed in this annual report, to the best of our knowledge, there have been no material transactions since January 1, 2000 to which MFC was or is a party and in which a director or officer of MFC, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in the voting power of MFC that gives it significant influence over MFC, has or will have a direct or indirect material interest, nor were any directors or officers of MFC, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in the voting power of MFC that gives them significant influence over MFC, indebted to MFC during this period.

    At December 31, 2000, we had a note payable to an affiliate in the amount of $7.8 million from whom we earned fees of $1.1 million during 2000. Our President and Chief Executive Officer is also the President and a director of the affiliate.

    We are the lessee of the Wabush Mine located in the Province of Newfoundland, Canada. The Wabush Mine is operated by an independent party who pays royalties based on the amount of iron ore it extracts from the Wabush Mine. The royalties are paid to an affiliate, which acquired the rights to the royalties during a prior year in exchange for preferred shares which provide for a variable annual dividend rate. During 2000, the amount of preferred dividends earned amounted to $5.4 million and we earned management fees of $0.8 million from the affiliate. We had a payable to the affiliate of $4.3 million at December 31, 2000 which will be paid in the normal course.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    See "Item 18. Financial Statements" for financial statements filed as part of this annual report.

SIGNIFICANT CHANGES

    No significant changes have occurred since the date of the financial statements provided in Item 18 below.

LEGAL PROCEEDINGS

    We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which include large claims for punitive damages. We are also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies. Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties or fines.

    In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which substantial damages are sought, we cannot state what the eventual outcome of pending matters will be. We are contesting the allegations made in each pending matter and believe, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on our consolidated financial condition, but may be material to our operating results for any particular period, depending on the level of our income for such period.

DIVIDEND INFORMATION

    The actual timing, payment and amount of dividends paid on our common shares is determined by our board of directors, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our board of directors considers relevant. In June 1997, we paid a dividend of $0.01 per share and, in June 1998, we paid a dividend of U.S.$0.02 per share. We did not pay any dividends in 1999 or 2000.

ITEM 9.  THE OFFER AND LISTING

MARKETS AND PRICE HISTORY

    Our common shares are quoted on the Nasdaq under the symbol "MXBIF" and on the Frankfurt Stock Exchange under the symbol "MFC GR". The following table sets forth the high and low sales prices of our common shares on the Nasdaq for the periods indicated:

                                                                     NASDAQ(1)
                                                              -----------------------
                                                                 HIGH         LOW
                                                              ----------   ----------
ANNUAL HIGHS AND LOWS
1996........................................................  U.S.$ 7.38   U.S.$ 3.27
1997........................................................       11.56         5.45
1998........................................................       14.38         4.69
1999........................................................       12.25         5.81
2000........................................................       10.00         6.75

QUARTERLY HIGHS AND LOWS
1999
First Quarter...............................................  U.S.$ 9.00   U.S.$ 6.50
Second Quarter..............................................        8.31         5.81
Third Quarter...............................................       12.25         6.31
Fourth Quarter..............................................        9.50         7.50

2000
First Quarter...............................................       10.00         6.75
Second Quarter..............................................        8.38         6.81
Third Quarter...............................................        8.56         6.94
Fourth Quarter..............................................        8.88         7.50

2001
First Quarter...............................................        8.50         7.13

                                                                     NASDAQ(1)
                                                              -----------------------
                                                                 HIGH         LOW
                                                              ----------   ----------
MONTHLY HIGHS AND LOWS
2000
October.....................................................  U.S.$ 8.19   U.S.$ 7.88
November....................................................        8.88         7.63
December....................................................        8.13         7.50

2001
January.....................................................        8.50         7.69
February....................................................        8.47         7.75
March.......................................................        8.38         7.13
April 1 to April 23.........................................        8.17         7.63

------------

(1) Our common shares were quoted on the OTC Bulletin Board from May 1996 to May 1997. Since May 1997, our common shares have been quoted on the Nasdaq.

ITEM 10.  ADDITIONAL INFORMATION

ARTICLES AND BYLAWS

    We are incorporated under the laws of the Yukon Territory, Canada and have been assigned corporate access number 25686.

    Our Articles and Bylaws do not contain a description of our objects and purposes, except insofar as to restrict us from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company. We may perform any and all corporate activities permissible under the laws of the Yukon Territory.

    Our Articles and Bylaws do not restrict a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of MFC in order to serve as directors.

    Our authorized capital consists of common shares and class A preferred shares. Our class A preferred shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series. Currently, we have authorized 140,000 class A preferred shares, series 1 (the "Series 1 Shares"), 140,000 class A preferred shares, series A (the "Series A Shares"), 100,000 class A preferred shares, series 2 (the
"Series 2 Shares") and 20,000 class A preferred shares, series 3 (the "Series 3 Shares").

    Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by MFC and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of MFC upon dissolution.

    Our class A preferred shares of each series rank on a parity with our class A preferred shares of any other series and are entitled to a preference over our common shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of MFC.

    Holders of our Series 1 Shares and Series A Shares are entitled to dividends of $5.00 per share per annum. Our Series 1 Shares and Series A Shares are redeemable at our option at a price of $100.00 and carry retraction rights entitling a holder to require us to redeem their Series 1 Shares or Series A Shares, respectively, at any time after five years from the date of issuance for a price of $100.00. Our Series 1 Shares and Series A Shares are also convertible into such number of our common shares as is specified in our Articles at any time after five years from the date of issuance or in the event the Series 1 Shares or Series A Shares, respectively, are called for redemption.

    Holders of our Series 2 Shares and Series 3 Shares are entitled to dividends of $3.00 per share per annum. Our Series 2 Shares and Series 3 Shares are redeemable at our option at a price of $100.00.

    The provisions in our Articles attaching to our common shares and class A preferred shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the common shares and two-thirds of the class A preferred shares, respectively.

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

    An annual meeting of shareholders must be held at such time in each year not later than 15 months after the last preceding annual meeting and at such place as our board of directors, or failing it, our Chairman, Managing Director or President, may from time to time determine. The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy who together hold or represent by proxy in aggregate not less than one-third of our outstanding shares entitled to vote at the meeting. Only persons entitled to vote, our directors and auditor and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.

    Except as provided in the ICA, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Yukon Territory, or in our charter documents. See "Exchange Controls" below for a discussion of the principal features of the ICA for non-Canadian residents proposing to acquire our common shares.

    As set forth above, our Articles and Bylaws contain certain provisions that would have an effect of delaying, deferring or preventing a change in control of MFC, including authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. Our Articles and Bylaws do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of MFC.

    In 1993, we adopted a shareholder protection rights plan to protect us and our shareholders from unfair, abusive or coercive acquisition tactics. Generally, the plan provides for the issuance to the holders of each of our outstanding common shares of a right to purchase one of our common shares at an exercise price determined in accordance with the plan upon the commencement of a take-over bid. We have waived the application of the plan to an existing shareholder to permit such shareholder to acquire up to 25% of our common shares.

    Our Bylaws do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

MATERIAL CONTRACTS

    We have not entered into any material contracts, other than in the ordinary course of business, during the preceding two years.

EXCHANGE CONTROLS

    There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of MFC's common shares. However, any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our voting shares) pursuant to the Canada-U.S. Tax Convention (1980), as amended (the "Treaty"). See "Item 10. Additional Information--Taxation".

    Except as provided in the ICA, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Yukon Territory, or in our charter documents. The following summarizes the principal features of the ICA for non-Canadian residents proposing to acquire our common shares. THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES, AND NO OPINION OR REPRESENTATION TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES IS HEREBY MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT WITH THEIR OWN LEGAL ADVISORS WITH RESPECT TO THE CONSEQUENCES OF PURCHASING AND OWNING OUR COMMON SHARES.

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

    Certain transactions relating to our common shares would be exempt from the ICA, including:

    - the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

    - the acquisition of control of MFC in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and

    - the acquisition of control of MFC by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct control in fact of MFC, through ownership of our common shares, remains unchanged.

TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

    We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the INCOME
TAX ACT (Canada) (the "ITA") and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares of MFC in connection with carrying on a business in Canada (a "non-resident holder").

    This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the ITA and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

DIVIDENDS

    Dividends paid on our common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by MFC. The Treaty provides that the ITA's standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as MFC) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

    A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share of MFC unless such share represents "taxable Canadian property" (as defined in the ITA) to the holder thereof. Our common shares generally will be considered taxable Canadian property to a nonresident holder if:

    - the non-resident holder;

    - persons with whom the non-resident holder did not deal at arm's length; or

    - the non-resident holder and persons with whom such non-resident holder did not deal at arm's length,

owned or had an interest in an option in respect of not less than 25% of the issued shares of any class of our capital stock at any time during the five year period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of MFC represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Certain Canadian Federal Income Tax Consequences" above.

    The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

    THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

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

FOREIGN TAX CREDIT

    A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. THE AVAILABILITY OF THE FOREIGN TAX CREDIT AND THE APPLICATION OF THESE COMPLEX LIMITATIONS ON THE TAX CREDIT ARE FACT SPECIFIC AND HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THEIR INDIVIDUAL CIRCUMSTANCES.

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

DOCUMENTS ON DISPLAY

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the materials may be obtained from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We are exposed to market risk from changes in interest rates, foreign currency exchange rates and equity prices which may affect our results of operations and financial condition. We manage these risks through internal risk management policies. We also use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.

INTEREST RATE RISK

    Fluctuations in interest rates may affect the fair value of financial instruments sensitive to interest rates. An increase in interest rates may decrease the fair value of our financial instrument assets and increase the fair value of our financial instrument liabilities. A decrease in interest rates may increase the fair value of our financial instrument assets and decrease the fair value of our financial instrument liabilities. Our financial instruments which may be sensitive to interest rate fluctuations are investments and debt obligations. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2000 and 1999, respectively, and expected cash flows from these instruments.

                            AS AT DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                    EXPECTED FUTURE CASH FLOW
                          CARRYING     FAIR     -----------------------------------------------------------------
                           VALUE      VALUE       2001       2002       2003       2004       2005     THEREAFTER
                          --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..........  $44,147    $43,815    $41,087    $   463    $   926    $    --    $    --      $ 1,671
Debt obligations(2).....   21,131     13,946         --         --         --         --         --       21,131

------------

(1) Investments consist of debt securities and preferred stock.

(2) Debt obligations consist of the bonds which mature on April 1, 2008 and bear interest at 8% per annum.

                            AS AT DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                        EXPECTED FUTURE CASH FLOW
                              CARRYING     FAIR     -----------------------------------------------------------------
                               VALUE      VALUE       2000       2001       2002       2003       2004     THEREAFTER
                              --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..............  $29,965    $30,086    $26,474     $   --     $   --     $   --     $3,612      $    --
Debt obligations(2).........   20,445     16,356         --         --         --         --         --       16,356

------------

(1) Investments consist of debt securities.

(2) Debt obligations consist of the bonds which mature on April 1, 2008 and bear interest at 8% per annum.

FOREIGN CURRENCY EXCHANGE RATE RISK

    Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets and liabilities. An appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument assets and liabilities. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments, loans, deposits and debt obligations. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2000 and 1999, respectively, and expected cash flows from these instruments:

                            AS AT DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                        EXPECTED FUTURE CASH FLOW
                              CARRYING     FAIR     -----------------------------------------------------------------
                               VALUE      VALUE       2001       2002       2003       2004       2005     THEREAFTER
                              --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..............  $63,208    $73,882    $57,129     $  463     $  926     $   --     $   --      $ 4,690
Loans(2)....................   77,420     77,420     74,194        329      2,862         11         24           --
Deposits(3).................   45,509     45,509     45,509         --         --         --         --           --
Debt obligations(4).........   35,421     28,236         --      7,845      6,445         --         --       21,131

------------

(1) Investments consist of debt securities and equity securities, both of which are primarily denominated in U.S. dollars or Swiss francs.

(2) Loans are denominated in U.S. dollars or Swiss francs.

(3) Deposits consist of cash deposits with MFC Bank.

(4) Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars.

                            AS AT DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                        EXPECTED FUTURE CASH FLOW
                              CARRYING     FAIR     -----------------------------------------------------------------
                               VALUE      VALUE       2000       2001       2002       2003       2004     THEREAFTER
                              --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..............  $59,548    $61,493    $53,035     $   --     $   --     $   --     $3,612      $ 4,846
Loans(2)....................   75,030     75,030     59,654         --      7,077      8,299         --           --
Deposits(3).................   47,563     47,563     47,563         --         --         --         --           --
Debt obligations(4).........   30,917     26,828      3,446         --         --      7,026         --       16,356

------------

(1) Investments consist of debt securities and equity securities, both of which are primarily denominated in U.S. dollars or Swiss francs.

(2) Loans are denominated in U.S. dollars or Swiss francs.

(3) Deposits consist of cash deposits with MFC Bank.

(4) Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars.

EQUITY PRICE RISK

    Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments and debt obligations. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 2000 and 1999, respectively, and expected cash flows from these instruments:

                            AS AT DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                        EXPECTED FUTURE CASH FLOW
                              CARRYING     FAIR     -----------------------------------------------------------------
                               VALUE      VALUE       2001       2002       2003       2004       2005     THEREAFTER
                              --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..............  $39,408    $49,242    $32,149     $   --     $   --     $   --     $   --      $ 7,259
Debt obligations(2).........   21,131     13,946         --         --         --         --         --       21,131

------------

(1) Investments consist of equity securities.

(2) Debt obligations consist of the bonds which are convertible into common shares of MFC at a fixed price.

                            AS AT DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                        EXPECTED FUTURE CASH FLOW
                              CARRYING     FAIR     -----------------------------------------------------------------
                               VALUE      VALUE       2000       2001       2002       2003       2004     THEREAFTER
                              --------   --------   --------   --------   --------   --------   --------   ----------
Investments(1)..............  $37,843    $38,614    $31,748     $   --     $   --     $   --     $   --      $ 6,866
Debt obligations(2).........   20,445     16,356         --         --         --         --         --       16,356

------------

(1) Investments consist of equity securities.

(2) Debt obligations consist of the bonds which are convertible into common shares of MFC at a fixed price.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    None.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

    Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

1. Independent Auditors' Report on the Consolidated Financial Statements of MFC as at December 31, 2000, 1999 and 1998.

2.  Consolidated Balance Sheets at December 31, 2000 and 1999 (audited).

3. Consolidated Statements of Income for the years ended December 31, 2000, 1999 and 1998 (audited).

4. Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2000, 1999 and 1998 (audited).

5. Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998 (audited).

6.  Notes to Consolidated Financial Statements.

7.  Independent Auditors' Report on Financial Statement Schedules.

8.  Financial Statement Schedules:

       I  Condensed Financial Information of Registrant.

     III  Supplementary Insurance Information.

      IV  Reinsurance.

      VI Supplemental Information Concerning Property--Casualty Insurance Operations.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
MFC Bancorp Ltd.

    We have audited the consolidated balance sheets of MFC Bancorp Ltd. and Subsidiaries as at December 31, 2000 and 1999, and the consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998, in accordance with generally accepted accounting principles in Canada, which differ from United States generally accepted accounting principles as described in Note 16 to the consolidated financial statements.

/s/ PETERSON SULLIVAN P.L.L.C.

March 23, 2001
Seattle, Washington

                       MFC BANCORP LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999

                                 (IN THOUSANDS)

                                                                 U.S. DOLLARS       CANADIAN DOLLARS
                                                              (INFORMATION ONLY)   -------------------
                                                                     2000            2000       1999
                                                              ------------------   --------   --------
                                          ASSETS

Cash and cash equivalents...................................       $ 45,677        $ 68,524   $ 49,567
Securities..................................................         53,582          80,384     67,808
Loans.......................................................         79,398         119,113     81,728
Receivables.................................................         13,546          20,321     23,589
Due from investment dealers.................................          9,005          13,510     17,007
Property held for development and sale......................          6,161           9,243      7,840
Excess cost of net assets acquired..........................         11,353          17,032     17,851
Prepaid and other...........................................          2,624           3,936      4,717
                                                                   --------        --------   --------
                                                                   $221,346        $332,063   $270,107
                                                                   ========        ========   ========

                           LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Deposits..................................................       $ 42,376        $ 63,572   $ 47,563
  Accounts payable and accrued expenses.....................         10,769          16,155     17,854
  Debt......................................................         23,611          35,421     30,917
                                                                   --------        --------   --------
    Total liabilities.......................................         76,756         115,148     96,334
Minority interests..........................................          2,520           3,781      2,962
Shareholders' Equity
  Common stock, without par value;
    authorized unlimited number; 12,088,156
    and 12,041,156 issued and outstanding
    at December 31, 2000 and 1999, respectively.............         43,420          65,138     65,498
  Cumulative translation adjustment.........................           (515)           (771)    (4,291)
  Retained earnings.........................................         99,165         148,767    109,604
                                                                   --------        --------   --------
                                                                    142,070         213,134    170,811
                                                                   --------        --------   --------
                                                                   $221,346        $332,063   $270,107
                                                                   ========        ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       MFC BANCORP LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                        U.S. DOLLARS             CANADIAN DOLLARS
                                                     (INFORMATION ONLY)   ------------------------------
                                                            2000            2000       1999       1998
                                                     ------------------   --------   --------   --------
Financial services revenue.........................       $104,133        $156,220   $125,526   $123,310
Expenses
  Financial services...............................         59,287          88,942     65,262     68,650
  General and administrative.......................         14,127          21,194     19,305     19,361
  Interest expense.................................          2,812           4,218      4,867      4,771
                                                          --------        --------   --------   --------
                                                            76,226         114,354     89,434     92,782
                                                          --------        --------   --------   --------
Income from continuing operations before
  income taxes.....................................         27,907          41,866     36,092     30,528
Recovery of (provision for) income taxes...........         (1,126)         (1,689)     1,016       (622)
                                                          --------        --------   --------   --------
                                                            26,781          40,177     37,108     29,906
Minority interests.................................           (676)         (1,014)      (780)       329
                                                          --------        --------   --------   --------
Income from continuing operations..................         26,105          39,163     36,328     30,235

Discontinued operations
  Loss from operations of discontinued internet
    banking........................................             --              --     (4,234)        --
  Loss from disposal of internet banking
    operations.....................................             --              --       (705)        --
                                                          --------        --------   --------   --------
  Loss from discontinued operations................             --              --     (4,939)        --
                                                          --------        --------   --------   --------
      Net income...................................       $ 26,105        $ 39,163   $ 31,389   $ 30,235
                                                          ========        ========   ========   ========
Earnings per share
  Basic
    Income from continuing operations..............       $   2.16        $   3.24   $   3.00   $   2.48
    Loss from discontinued operations..............             --              --       (.41)        --
                                                          --------        --------   --------   --------
      Net income...................................       $   2.16        $   3.24   $   2.59   $   2.48
                                                          ========        ========   ========   ========
  Fully diluted
    Income from continuing operations..............       $   1.85        $   2.78   $   2.60   $   2.20
    Loss from discontinued operations..............             --              --       (.32)        --
                                                          --------        --------   --------   --------
      Net income...................................       $   1.85        $   2.78   $   2.28   $   2.20
                                                          ========        ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       MFC BANCORP LTD. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                        (CANADIAN DOLLARS, IN THOUSANDS)

                                                    COMMON STOCK
                                                ---------------------              CUMULATIVE
                                                NUMBER OF               RETAINED   TRANSLATION
                                                  SHARES      AMOUNT    EARNINGS   ADJUSTMENT     TOTAL
                                                ----------   --------   --------   -----------   --------
Balance at December 31, 1997..................  12,323,250   $70,368    $ 48,349    $  1,439     $120,156
Net income....................................          --        --      30,235          --       30,235
Shares issued for conversion of bonds.........       1,946        40          --          --           40
Shares issued for exercise of stock options...     218,500     2,275          --          --        2,275
Shares issued for cash........................      12,927       129          --          --          129
Repurchase of shares..........................    (500,000)   (7,106)         --          --       (7,106)
Dividends paid on common shares...............          --        --        (369)         --         (369)
Translation adjustment........................          --        --          --       9,036        9,036
                                                ----------   -------    --------    --------     --------
Balance at December 31, 1998..................  12,056,623    65,706      78,215      10,475      154,396
Net income....................................          --        --      31,389          --       31,389
Shares issued for exercise of stock options...       8,000        70          --          --           70
Shares issued for cash........................       2,533        26          --          --           26
Repurchase of shares..........................     (26,000)     (304)         --          --         (304)
Translation adjustment........................          --        --          --     (14,766)     (14,766)
                                                ----------   -------    --------    --------     --------
Balance at December 31, 1999..................  12,041,156    65,498     109,604      (4,291)     170,811
Net income....................................          --        --      39,163          --       39,163
Shares issued for exercise of stock options...      47,000       436          --          --          436
Shares issued for cash........................     500,000     5,230          --          --        5,230
Repurchase of shares..........................    (500,000)   (6,026)         --          --       (6,026)
Translation adjustment........................          --        --          --       3,520        3,520
                                                ----------   -------    --------    --------     --------
Balance at December 31, 2000..................  12,088,156   $65,138    $148,767    $   (771)    $213,134
                                                ==========   =======    ========    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       MFC BANCORP LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                        (CANADIAN DOLLARS, IN THOUSANDS)

                                                                2000       1999       1998
                                                              --------   --------   --------
Cash flows from continuing operating activities
  Income from continuing operations.........................  $ 39,163   $ 36,328   $ 30,235
  Adjustments for:
    Amortization............................................     2,041      2,361      1,906
    Recovery of credit losses...............................        --       (553)    (1,527)
    Fee income received in common shares of an affiliate....        --     (3,169)        --
    Gain on debt............................................        --         --     (8,113)
    Change in operating assets and liabilities
      Due from investment dealers...........................     3,668    (11,052)    (7,805)
      Securities............................................   (12,209)     6,730      2,096
      Receivables...........................................    (3,481)     1,668     (4,275)
      Properties held for development and sale..............    (1,232)        28      1,124
      Accounts payable and accrued expenses.................     2,064       (951)   (14,052)
      Other.................................................       739     (1,449)      (541)
                                                              --------   --------   --------
Cash flows from continuing operating activities.............    30,753     29,941       (952)
Cash flows from investing activities of continuing
  operations
  Net increase in loans.....................................   (31,661)   (34,659)      (169)
  Purchases of subsidiaries, net of cash acquired...........        --       (738)      (742)
  Other.....................................................       430       (331)      (702)
                                                              --------   --------   --------
Cash flows from investing activities of continuing
  operations................................................   (31,231)   (35,728)    (1,613)
Cash flows from financing activities of continuing
  operations
  Net increase (decrease) in deposits.......................    13,282     34,332    (10,123)
  Debt repayments...........................................    (4,089)    (8,199)    (5,064)
  Borrowings................................................     8,135        969     15,415
  Repurchase of common shares, net..........................      (360)      (208)    (4,703)
  Dividends paid............................................        --         --       (369)
  Other.....................................................      (111)       (66)       (41)
                                                              --------   --------   --------
Cash flows from financing activities of continuing
  operations................................................    16,857     26,828     (4,885)
Exchange rate effect on cash and cash equivalents...........     2,578     (7,064)     4,099
                                                              --------   --------   --------
Increase (decrease) in cash and cash equivalents from
  continuing operations.....................................    18,957     13,977     (3,351)
Net cash used in discontinued operations....................        --     (3,281)        --
                                                              --------   --------   --------
Increase (decrease) in cash and cash equivalents............    18,957     10,696     (3,351)
Cash and cash equivalents, beginning of year................    49,567     38,871     42,222
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $ 68,524   $ 49,567   $ 38,871
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

NATURE OF OPERATIONS

The Company is in the financial services industry which includes banking, merchant banking and proprietary investing on an international basis. These activities are managed as a unit and are treated as a single segment.

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

DISCONTINUED OPERATION

During the first quarter of 2000, the Company decided to discontinue its internet banking operations. This activity allowed customers to use the internet to initiate transactions at the Company's Swiss banking subsidiary. Since this operation began during 1999, restatement of the prior year's operations was not necessary.

The discontinued internet banking activity had expenses of $4,251 and net losses from operations of $4,234 in 1999, its only period of operation. All of the net assets of the internet banking activity amounting to $705 were written off as of December 31, 1999. There was no income tax effect.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and are generally interest bearing. The Company regularly maintains cash balances in other financial institutions in excess of insured limits. Interest paid on a cash basis was $4,990, $5,449 and $3,433 for the years ended December 31, 2000, 1999 and 1998, respectively. Income tax amounts paid were $81, $27 and $377 during 2000, 1999 and 1998, respectively.

SECURITIES

Trading account securities, held by the Company's banking subsidiary, are stated at current market value with the unrealized gain or loss included in the results of operations. Short-term securities held by non-bank subsidiaries are carried at the lower of aggregate cost or current market value.

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

ALLOWANCE FOR CREDIT LOSSES

The Company's allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management's best estimate of the losses in the Company's credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

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

No loans were considered impaired at December 31, 2000 and 1999, and the Company did not consider it necessary to reserve for any specific loans, country risks or general risks.

DERIVATIVES

During 2000 and 1999, the Company's banking subsidiary located in Switzerland used forward foreign exchange contracts to hedge contractual U.S. and Canadian revenues or expenses. Realized gains or losses are deferred and amortized to income over the life of the hedged assets or liabilities. The banking subsidiary held three contracts at December 31, 2000, in a notational amount of $21,114 and three contracts at December 31, 1999, in a notational amount of $8,721. Fair value approximated replacement value at December 31, 2000 and 1999. None of the forward foreign exchange contracts are held for trading purposes and are less than one month in duration.

PROPERTY HELD FOR DEVELOPMENT AND SALE

Property held for development and sale consists of real estate which is stated at cost unless the estimated future undiscounted cash flows expected to result from disposition is less than carrying value in which case a loss is recognized based on the fair value of similar property in the same geographic region. No such losses have been recorded in these consolidated financial statements.

Cost of the property consists of all costs directly related to the acquisition, construction and development of the property. Such costs include land, roads, utilities, real estate taxes and interest related to the purchase and improvement of land until it reaches a salable condition.

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

TAXES ON INCOME

Beginning January 1, 2000, the Company adopted the liability method of accounting for income taxes as required by Section 3465 of the Handbook of the Canadian Institute of Chartered Accountants. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses to be carried forward to future years for tax purposes that are likely to be realized using expected tax rates in which the temporary differences are expected to be recovered or settled. Prior to January 1, 2000, the Company used the deferral method to account for income taxes. The Company retroactively adopted the liability method but has not restated prior period financial statements as allowed under the standard. However, there was no effect on the 2000 financial statements due to the retroactive adoption of the new accounting policy.

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

NEW ACCOUNTING STANDARD

During 2000, the Canadian Institute of Chartered Accountants adopted accounting recommendation Section 3500, "Earnings Per Share." Section 3500 specifies the method of calculation and the presentation and disclosure requirements for earnings per share. This standard is effective for years beginning on or after January 1, 2001. All prior period earnings per share information presented are to be restated to conform with this standard.

NOTE 2.  SECURITIES

                                             UNREALIZED GAINS AND LOSSES ON NON-BANK SECURITIES
                       -----------------------------------------------------------------------------------------------
                                            2000                                             1999
                       ----------------------------------------------   ----------------------------------------------
                                    GROSS        GROSS      ESTIMATED                GROSS        GROSS      ESTIMATED
                       CARRYING   UNREALIZED   UNREALIZED    MARKET     CARRYING   UNREALIZED   UNREALIZED    MARKET
                        VALUE       GAINS        LOSSES       VALUE      VALUE       GAINS        LOSSES       VALUE
                       --------   ----------   ----------   ---------   --------   ----------   ----------   ---------
Short-term securities
  Debt...............  $10,701      $    --       $321       $10,380    $11,591      $   --       $  174      $11,417
  Preferred shares...    1,500           --         55         1,445      7,232          --          153        7,079
  Common shares......   20,099       10,183         --        30,282      7,167       3,905           --       11,072
                       -------      -------       ----       -------    -------      ------       ------      -------
                        32,300       10,183        376        42,107     25,990       3,905          327       29,568
Long-term securities
  Debt...............       --           --         --            --      3,317         295           --        3,612
  Preferred shares...    1,671           --         --         1,671      1,671          --           --        1,671
  Common shares......    5,588           --        294         5,294      8,176          --        2,981        5,195
                       -------      -------       ----       -------    -------      ------       ------      -------
                         7,259           --        294         6,965     13,164         295        2,981       10,478
                       -------      -------       ----       -------    -------      ------       ------      -------
  Total non-bank
    securities.......  $39,559      $10,183       $670       $49,072    $39,154      $4,200       $3,308      $40,046
                       =======      =======       ====       =======    =======      ======       ======      =======

Bank trading securities at December 31, 2000, consisted of debt securities amounting to $30,275 and equity securities of $10,550. The debt securities are due $17,032 in 2001, $1,767 in 2002, $1,871 in 2003, $4,745 in 2004 and $4,860
in 2006. At December 31, 1999, debt trading securities at the bank amounted to $15,057 which were due principally in one year and equity securities of $13,597. The change in carrying value of bank trading securities amounting to $(4,311), $912 and $2,023 for the years ended December 31, 2000, 1999 and 1998, respectively, was included in the results of operations. At December 31, 2000 and 1999, bank trading account securities included common shares of an affiliate which were stated at an estimated value of $768 and $736, respectively. Common shares of this affiliate which cost $2,540 were sold for $7,487 (inclusive of $6,782 from other affiliates) during 1999. At December 31, 2000, non-bank securities included preferred shares in an affiliate stated at cost of $1,671 and at December 31, 1999, in two affiliates stated at cost of $7,403, because no market exists for the shares. Also, at December 31, 2000, non-bank securities included common shares in an affiliate with a cost of $1,892.

NOTE 3.  LOANS

                                                                2000       1999
                                                              --------   --------
Bank loans, collateralized with traded securities...........  $ 54,858   $44,333
Non-bank loans, collateralized by traded securities,
  receivables, inventories and other tangible assets (due
  from two companies $32,950 and $23,493 at December 31,
  2000 and 1999, respectively)..............................    64,255    37,395
                                                              --------   -------
                                                              $119,113   $81,728
                                                              ========   =======

Loan maturities:

                                                              WITHIN 1 YEAR   1 - 5 YEARS   2000 TOTAL
                                                              -------------   -----------   ----------
Bank loans..................................................    $ 54,259        $  599       $ 54,858
Non-bank loans..............................................      61,628         2,627         64,255
                                                                --------        ------       --------
                                                                $115,887        $3,226       $119,113
                                                                ========        ======       ========

The non-bank loans generally earn interest ranging from 6% to 12.5% as of December 31, 2000. Bank loans generally earn interest ranging from 3.375% to 11.5% as of December 31, 2000.

NOTE 4.  RECEIVABLES

                                                                2000       1999
                                                              --------   --------
Short-term advances.........................................  $ 1,413    $ 8,362
Investment income...........................................    8,859      3,741
Affiliates..................................................      800      1,744
Taxes.......................................................       --      5,614
Pension plan recovery.......................................    1,575      1,575
Fees........................................................    1,135         --
Contract receivable.........................................    5,222        677
Other.......................................................    1,317      1,876
                                                              -------    -------
                                                              $20,321    $23,589
                                                              =======    =======

NOTE 5.  DEPOSITS

                                                                2000       1999
                                                              --------   --------
Clients.....................................................  $62,783    $47,013
Banks.......................................................      789        550
                                                              -------    -------
                                                              $63,572    $47,563
                                                              =======    =======

All deposits at December 31, 2000, were payable on demand and non-interest bearing.

NOTE 6.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                2000       1999
                                                              --------   --------
Accounts payable............................................  $ 7,025    $ 9,470
Affiliates..................................................    5,448         --
Interest....................................................    1,015      1,286
Property and other taxes....................................    1,664      2,226
Due securities brokers......................................      296      4,816
Other.......................................................      707         56
                                                              -------    -------
                                                              $16,155    $17,854
                                                              =======    =======

NOTE 7.  DEBT

                                                                2000       1999
                                                              --------   --------
Bonds payable, U.S. $14,085 and U.S. $14,165 as at
  December 31, 2000 and 1999, respectively, interest at 8%
  due semi-annually in October and April, principal due
  April 2008, unsecured. Convertible into common stock of
  the Company at $19.83 (1,047,542 common shares reserved at
  December 31, 2000)........................................  $21,131    $20,445
Non-recourse notes payable, interest at 8% payable annually,
  principal due May 2003, unsecured.........................    6,445      7,026
Note payable, interest at 8.25%, interest payable quarterly,
  principal due January 2002, unsecured.....................    7,845         --
Non-recourse notes payable, interest at 15% due monthly,
  principal due June 2000, secured by property held for
  sale......................................................       --      3,446
                                                              -------    -------
                                                              $35,421    $30,917
                                                              =======    =======

As of December 31, 2000, the principal maturities of debt are as follows:

MATURITY                                                       AMOUNT
--------                                                      --------
2002........................................................  $ 7,845
2003........................................................    6,445
Thereafter..................................................   21,131
                                                              -------
                                                              $35,421
                                                              =======

The note payable of $7,845 at December 31, 2000, is to an affiliate where the Company's president is also the president and director of the creditor. The Company also earned a fee of $1,111 from this affiliate.

NOTE 8.  INCOME TAXES

Income before income taxes, minority interests and discontinued operations consists of:

                                                                2000       1999       1998
                                                              --------   --------   --------
Canadian....................................................  $ 5,739    $ 7,294    $ 2,495
Foreign.....................................................   36,127     28,798     28,033
                                                              -------    -------    -------
                                                              $41,866    $36,092    $30,528
                                                              =======    =======    =======

The recovery of (provision for) income taxes consists of the following:

                                                                2000       1999       1998
                                                              --------   --------   --------
Current
  Canadian..................................................  $    40     $  293     $   7
  Foreign...................................................     (401)      (314)     (364)
Deferred
  Canadian..................................................        4        204      (265)
  Foreign...................................................   (1,332)       833        --
                                                              -------     ------     -----
                                                              $(1,689)    $1,016     $(622)
                                                              =======     ======     =====

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
Income before income taxes and minority interests and
  discontinued operations...................................  $ 41,866   $ 36,092   $ 30,528
                                                              ========   ========   ========
Computed provision for income taxes at statutory rates......  $(18,756)  $(16,169)  $(13,688)
(Increase) decrease in taxes resulting from:
  Nontaxable dividend income................................     2,421      2,421      2,421
  Foreign source income.....................................    16,193     12,901     12,570
  Other, net................................................    (1,547)     1,863     (1,925)
                                                              --------   --------   --------
Recovery of (provision for) income taxes....................  $ (1,689)  $  1,016   $   (622)
                                                              ========   ========   ========

The tax effect of temporary differences that give rise to significant components of future tax assets at December 31, 2000, are as follows:

Non-capital tax loss carryforwards:
  Canada....................................................  $  2,803
  Switzerland...............................................     4,361
  United States.............................................     5,246
                                                              --------
                                                                12,410
Valuation allowance.........................................   (12,410)
                                                              --------
                                                              $     --
                                                              ========

Management believes that, due to the nature of its operations, the Company's available tax loss carryforwards may not be utilized prior to their expiration dates. Therefore, the resulting tax benefit has been fully reserved at December 31, 2000.

At December 31, 2000, the Company had estimated accumulated noncapital losses which expire as follows:

YEAR                                                           CANADA      U.S.     SWITZERLAND
----                                                          --------   --------   -----------
2001........................................................   $    4    $    --      $    --
2002........................................................    3,098         --           --
2003........................................................    2,353         --        3,240
2004........................................................      802         --       11,295
2005........................................................       --         --           --
2006........................................................       --         --           --
2010-2019...................................................       --     15,428           --
                                                               ------    -------      -------
                                                               $6,257    $15,428      $14,535
                                                               ======    =======      =======

NOTE 9.  EARNINGS PER COMMON SHARE

Earnings per share data for years ended December 31 from continuing operations is summarized as follows:

                                                                 2000         1999         1998
                                                              ----------   ----------   ----------
Income from continuing operations...........................  $   39,163   $   36,328   $   30,235
Less dividend paid on preferred shares held by subsidiary's
  minority shareholders.....................................         (79)        (117)        (119)
                                                              ----------   ----------   ----------
Basic earnings from continuing operations...................      39,084       36,211       30,116
Effect of dilutive securities:
  Interest on convertible bonds.............................       1,599        1,708        1,405
  Interest on options.......................................       1,654        1,742        1,351
                                                              ----------   ----------   ----------
Diluted earnings from continuing operations.................  $   42,337   $   39,661   $   32,872
                                                              ==========   ==========   ==========

                                                                             SHARES
                                                              ------------------------------------
                                                                 2000         1999         1998
                                                              ----------   ----------   ----------
Basic earnings per share, weighted number of shares
  outstanding...............................................  12,054,898   12,058,370   12,169,470
Effect of dilutive securities:
  Convertible bonds.........................................   1,047,542    1,055,333    1,147,970
  Options...................................................   2,121,192    2,131,589    1,595,829
                                                              ----------   ----------   ----------
                                                              15,223,632   15,245,292   14,913,269
                                                              ==========   ==========   ==========

NOTE 10.  STOCK BASED COMPENSATION

1996 STOCK OPTION PLAN

During 1996, the Company issued options to employees and directors to acquire 900,000 common shares of stock at $9.41 which vested upon grant and have a five-year term. The weighted fair value of these options was $1.92. There were 900,000 options outstanding at December 31, 2000, 1999 and 1998, under this plan. No additional options to acquire shares will be offered under this plan.

1997 AMENDED STOCK OPTION PLAN

The Company has a 1997 stock option plan which enables certain employees and directors to acquire common shares. Under the plan, options vest on grant and have a five-year term. The Company is authorized to issue up to 1,737,500 shares under this plan.

During 2000, options to acquire 30,000 shares at $13.31 and 100,000 shares at $10.50 were granted to officers and employees of the Company. At December 31, 2000, 130,000 of these shares were outstanding and have a remaining contractual life of 4.25 years. The weighted fair value of these options was $3.34.

During 1998, options to acquire 750,000 shares at $9.26 were granted to officers and employees of the Company. At December 31, 2000, 620,000 of these options were outstanding and have a remaining contractual life of 2.75 years. The weighted fair value of these options was $2.11.

During 1997, options to acquire 742,500 shares at $11.10 were granted to officers and employees of the Company. At December 31, 2000, 464,000 of these options were outstanding and have a remaining contractual life of 1.5 years. The weighted fair value of these options was $2.59.

Following is a summary of the status of the plan:

                                                                             WEIGHTED
                                                              NUMBER OF      AVERAGE
                                                               SHARES     EXERCISE PRICE
                                                              ---------   --------------
Outstanding at January 1, 1998..............................    732,500       $ 10.36
  Granted...................................................    750,000          9.26
  Exercised.................................................   (218,500)        10.41
                                                              ---------
Outstanding at December 31, 1998............................  1,264,000          9.96
  Forfeited.................................................   (125,000)        (9.87)
  Exercised.................................................     (8,000)        (8.70)
                                                              ---------
Outstanding at December 31, 1999............................  1,131,000          9.98
  Granted...................................................    130,000         11.15
  Exercised.................................................    (47,000)        (9.38)
                                                              ---------
Outstanding at December 31, 2000............................  1,214,000       $ 10.12
                                                              =========       =======

PROFORMA INFORMATION

Had compensation expense been recognized on the basis of fair value of the options granted under both plans, proforma net income and per share data would have been as follows compared to the amounts reported:

                                                                2000       1999       1998
                                                              --------   --------   --------
Net income
  As reported...............................................  $39,163    $31,389    $30,235
                                                              =======    =======    =======
  Proforma..................................................  $38,946    $30,605    $28,483
                                                              =======    =======    =======
Earnings per share--as reported
  Basic.....................................................  $  3.24    $  2.59    $  2.48
                                                              =======    =======    =======
  Fully diluted.............................................  $  2.78    $  2.28    $  2.20
                                                              =======    =======    =======
Earnings per share--proforma
  Basic.....................................................  $  3.22    $  2.54    $  2.33
                                                              =======    =======    =======
  Fully diluted.............................................  $  2.77    $  2.23    $  2.09
                                                              =======    =======    =======

The fair value of each option granted was estimated for proforma purposes on the grant date using the Black-Scholes Model. The assumptions used in calculating fair value are as follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
Risk-free interest rate.....................................     7.0%       6.0%       6.0%
Expected life of the options................................  2 years    2 years    2 years
Expected volatility.........................................   42.65%     57.91%     57.91%
Expected dividend yield.....................................     0.0%       0.0%       0.0%

NOTE 11.  COMMITMENTS AND CONTINGENCIES

LEASES

Future minimum commitments under long-term non-cancelable leases are as follows for the next five years:

YEAR                                                           AMOUNT
----                                                          --------
2001........................................................    $ 94
2002........................................................      77
2003........................................................      77
2004........................................................      30
2005........................................................       2
                                                                ----
                                                                $280
                                                                ====

Rent expense was $548, $586 and $1,373 for the years ended December 31, 2000, 1999 and 1998, respectively.

GUARANTEES AND LETTERS OF CREDIT

The Bank issues guarantees and letters of credit to meet credit requirements of its customers. The amounts, which are collateralized, are not included in the consolidated financial statements. Guarantees amounted to $9,561 and $3,612 at December 31, 2000 and 1999, respectively.

LITIGATION

The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2000.

REGULATIONS

The Company's wholly-owned banking subsidiary's offices are located in Geneva and Zurich, Switzerland and has no subsidiaries. The banking subsidiary is subject to the rules and regulations of the Swiss Federal Banking Commission. These regulations require legal reserves of equity capital amounting to $5,647 to be maintained as of December 31, 2000.

NOTE 12.  INTEREST RATE SENSITIVITY POSITION

Management has analyzed the bank subsidiary's interest rate sensitivity position at December 31, 2000. Because of the current nature (over 90% of assets and liabilities and off-balance sheet positions are due within three months) of the bank subsidiary's position, the total interest rate gap is not significant at December 31, 2000, assuming no interest rate hedging is undertaken over the next twelve months.

NOTE 13.  SEGMENTED INFORMATION

The following table presents revenues attributed to Canada, the Company's country of domicile, and other geographic areas based upon the customer's location:

                                                                2000       1999       1998
                                                              --------   --------   --------
Canada......................................................  $ 10,459   $ 17,851   $ 31,392
Western Europe..............................................   136,671     88,075     88,237
United States...............................................     9,090     19,600      3,681
                                                              --------   --------   --------
                                                              $156,220   $125,526   $123,310
                                                              ========   ========   ========

The following table presents total assets by geographic area based upon the location of the assets:

                                                                2000       1999       1998
                                                              --------   --------   --------
Canada......................................................  $ 62,200   $ 57,244   $ 79,775
Western Europe..............................................   231,508    170,849    114,954
United States...............................................    38,355     42,014     43,380
                                                              --------   --------   --------
                                                              $332,063   $270,107   $238,109
                                                              ========   ========   ========

During 2000, one client represented approximately 11% of financial services revenues.

NOTE 14.  TRANSACTIONS WITH AFFILIATES

The Company is the lessee of an iron ore mine located in Canada. Neither the Company nor any of its affiliates operate the mine. Instead, the mine is operated by an independent party who pays royalties based on the amount of ore it extracts from the mine. The royalties are paid to a 19% owned affiliate which acquired the rights to the royalties during a prior year in exchange for preferred shares which provide for a variable annual dividend rate. The amount of preferred dividends earned amounted to $5,400 each for 2000, 1999 and 1998. During 2000, 1999 and 1998, the Company earned management fees of $814, $740 and $2,328, respectively, from the affiliate. The Company had a payable to the affiliate of $4,347 and $1,734 at December 31, 2000 and 1999, respectively, which will be paid in the normal course.

Revenue for 1999 and 1998 includes $1,114 and $2,967, respectively, from an entity where the Company's president was a board member. The amount due from this entity was $7,077 at December 31, 1999.

NOTE 15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of other financial instruments at December 31 is summarized as follows:

                                                                  2000                  1999
                                                           -------------------   -------------------
                                                           CARRYING     FAIR     CARRYING     FAIR
                                                            AMOUNT     VALUE      AMOUNT     VALUE
                                                           --------   --------   --------   --------
Cash and cash equivalents................................  $ 68,524   $ 68,524   $ 49,567   $ 49,567
Loans....................................................   119,113    119,113     81,728     81,728
Deposits.................................................    63,572     63,572     47,563     47,563
Debt.....................................................    35,421     28,236     30,917     26,828

The fair value of cash and cash equivalents is based on reported market value. The fair value of loans is based on the value of similar loans. The fair value of deposits approximates their carrying value as they are all due on demand. The fair value of debt was determined using discounted cash flows at prevailing market rates or based on reported market value for the Company's publicly traded debt.

NOTE 16.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

                                                                       DECEMBER 31
                                                              ------------------------------
RECONCILIATION OF NET INCOME                                    2000       1999       1998
----------------------------                                  --------   --------   --------
Income from continuing operations in accordance with
  Canadian GAAP.............................................  $39,163    $36,328    $30,235
Consolidation of investee...................................       --       (510)      (193)
Equity accounting for an investee...........................     (440)        --         --
Gain on debt................................................       --         --     (8,113)
Adjustment of gain on sale of shares in investee............       --      3,225         --
Change in unrealized gain on trading securities, net........    6,914      1,270      2,635
Deferred income tax provision...............................       --         --       (755)
                                                              -------    -------    -------
Income from continuing operations...........................   45,637     40,313     23,809
Loss from discontinued operations...........................       --     (4,939)        --
                                                              -------    -------    -------
Income before extraordinary item............................   45,637     35,374     23,809
Extraordinary item, gain on extinguishment of debt..........       --         --      8,113
                                                              -------    -------    -------
Net income in accordance with U.S. GAAP.....................  $45,637    $35,374    $31,922
                                                              =======    =======    =======
Basic earnings per common share U.S. GAAP
  Income from continuing operations.........................  $  3.78    $  3.33    $  1.95
  Loss from discontinued operations.........................       --       (.41)        --
  Extraordinary item........................................       --         --        .67
                                                              -------    -------    -------
                                                              $  3.78    $  2.92    $  2.62
                                                              =======    =======    =======
Diluted earnings per common share U.S. GAAP
  Income from continuing operations.........................  $  3.51    $  3.12    $  1.83
  Loss from discontinued operations.........................       --       (.37)        --
  Extraordinary item........................................       --         --        .59
                                                              -------    -------    -------
                                                              $  3.51    $  2.75    $  2.42
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

                                                                2000       1999       1998
                                                              --------   --------   --------
Retained earnings in accordance with U.S. GAAP..............  $153,478   $107,841   $72,467
                                                              ========   ========   =======

COMPREHENSIVE INCOME

                                                                2000       1999       1998
                                                              --------   --------   --------
Net income in accordance with U.S. GAAP.....................  $45,637    $ 35,374   $31,922
Other comprehensive income, net of tax
  Foreign currency translation adjustment...................    3,520     (14,766)    9,036
  Unrealized holding gain (loss) on available-for-sale
    securities arising during the period....................    2,435      (1,008)   (1,678)
                                                              -------    --------   -------
Other comprehensive income (loss)...........................    5,955     (15,774)    7,358
                                                              -------    --------   -------
Comprehensive income........................................  $51,592    $ 19,600   $39,280
                                                              =======    ========   =======

The change in accumulated other comprehensive income is as follows:

                                                                       ACCUMULATED OTHER
                                                                     COMPREHENSIVE INCOME
                                                              -----------------------------------
                                                                FOREIGN
                                                               CURRENCY     UNREALIZED
                                                              TRANSLATION    LOSS ON
                                                              ADJUSTMENT    SECURITIES    TOTAL
                                                              -----------   ----------   --------
Balance at January 1, 1998..................................    $ 1,439       $   --     $ 1,439
Change in other comprehensive income (loss).................      9,036       (1,678)      7,358
                                                                -------       ------     -------
Balance at December 31, 1998................................     10,475       (1,678)      8,797
Change in other comprehensive loss..........................    (14,766)      (1,008)    (15,774)
                                                                -------       ------     -------
Balance at December 31, 1999................................     (4,291)      (2,686)     (6,977)
Change in other comprehensive income........................      3,520        2,435       5,955
                                                                -------       ------     -------
Balance at December 31, 2000................................    $  (771)      $ (251)    $(1,022)
                                                                =======       ======     =======

CONSOLIDATION

The results of 1999 and 1998 operations of an entity in which the Company has a temporary investment are required to be consolidated under U.S. GAAP. "Consolidation of investee" in the above reconciliation gives effect to this requirement. In December 1999, the Company disposed of a substantial portion of this investment which resulted in the Company's ownership being less than 20% at December 31, 1999.

SECURITIES

U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. Any unrealized holding gains or losses are to be reported as a component of comprehensive income until realized for available-for-sale securities, and included in earnings for trading securities.

Non-bank securities included trading securities at fair value and are summarized as follows:

                                                                  DECEMBER 31
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Debt securities.............................................  $10,380    $11,417
Preferred shares............................................    1,445      7,079
Common shares...............................................   25,349      8,389
                                                              -------    -------
                                                              $37,174    $26,885
                                                              =======    =======

The change in unrealized gain in trading securities is included in the income reconciliation above.

The non-bank available-for-sale securities consist of common shares, preferred shares and debt securities, and the bank available-for-sale securities consist of debt securities. At December 31, 2000, securities in two companies represented 79% of the total available-for-sale securities and 84% was represented by five companies at December 31, 1999. The proceeds from the sale of these securities amounted to $6,603, $1,080 and $966, which resulted in realized gains (losses) of $(364), $96 and $(738) during 2000, 1999 and 1998, respectively. The cost of these securities was $8,700, $13,164 and $8,327 which resulted in unrealized losses in accumulated other comprehensive income of $(251), $(2,686) and $(1,678) at December 31, 2000, 1999 and 1998, respectively.

INCOME TAXES

No tax is provided for the extraordinary item in 1998 because of the utilization of tax net operating losses.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO STATEMENTS OF CASH FLOWS

During 2000, the Company exchanged 402,500 of preferred shares of an affiliate for $1,779 in cash and 2,597,060 common shares of that affiliate. The Company received collateral in the extinguishment of a receivable in the amount $2,490 in 1999. During 1998, $30,747 in bonds payable of a subsidiary were exchanged for Company bonds.

NEW UNITED STATES ACCOUNTING STANDARDS

Statement of Financial Accounting Standard No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," defers the effective date of FASB No. 133 (as amended by Financial Accounting Standard No. 138). Management has not determined the effect this standard may have on future disclosures.

Statement of Financial Accounting Standard No. 140 is generally effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Management has not determined the effect this standard may have on future disclosures.

FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" was generally effective July 1, 2000, on a prospective basis. This interpretation clarifies APB Opinion No. 25, "Accounting for Stock Issued to Employees" under which the Company accounts for stock-based compensation. Management has not determined the effect this interpretation may have on future disclosures.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
MFC Bancorp Ltd.

    Our report on the consolidated financial statements of MFC Bancorp Ltd. is included on page 32 of this Form 20-F. In connection with our audits of such financial statements, we have also audited the related financial statement schedules I, III, IV and VI of this Form 20-F.

    In our opinion, the financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ PETERSON SULLIVAN P.L.L.C.

March 23, 2001
Seattle, Washington

                                MFC BANCORP LTD.

           SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                             (DOLLARS IN THOUSANDS)

                                 BALANCE SHEETS

                                                              AS AT DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                     ASSETS
Cash and securities.........................................  $148,908   $117,375
Receivables.................................................    33,831     40,596
Loans and notes receivable..................................   119,113     81,728
Real estate held for development and sale...................     9,243      7,840
Excess cost of net assets acquired..........................    17,032     17,851
Other.......................................................     3,936      4,717
                                                              --------   --------
                                                              $332,063   $270,107
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits....................................................  $ 63,572   $ 47,563
Accounts payable and accrued expenses.......................    16,155     17,853
Debt........................................................    35,421     30,917
Minority interests..........................................     3,781      2,962
Shareholders' equity........................................   213,134    170,812
                                                              --------   --------
                                                              $332,063   $270,107
                                                              ========   ========

                            STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Financial services revenue..................................  $156,220   $125,526   $123,310
Expenses
  General and administrative................................    21,194     19,305     19,361
  Financial services........................................    88,942     65,262     68,650
  Interest..................................................     4,218      4,867      4,771
  Income taxes (recovery)...................................     1,689     (1,016)       622
  Minority interest.........................................     1,014        780       (329)
                                                              --------   --------   --------
                                                               117,057     89,198     93,075
                                                              --------   --------   --------
Income from continuing operations...........................    39,163     36,328     30,235
Loss from discontinued operations...........................        --     (4,939)        --
                                                              --------   --------   --------
Net income..................................................  $ 39,163   $ 31,389   $ 30,235
                                                              ========   ========   ========

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Net cash (used) provided by operating activities............  $ 30,753   $ 26,660   $   (952)
Net cash (used) provided by financing activities............    16,857     26,828     (4,885)
Net cash (used) provided by investing activities............   (31,231)   (35,728)    (1,613)
Exchange rate effect on cash and cash equivalents...........     2,578     (7,064)     4,099
                                                              --------   --------   --------
Net change in cash..........................................    18,957     10,696     (3,351)
Cash and cash equivalent, beginning of year.................    49,567     38,871     42,222
                                                              --------   --------   --------
Cash and cash equivalent, end of year.......................  $ 68,524   $ 49,567   $ 38,871
                                                              ========   ========   ========

                                MFC BANCORP LTD.

               SCHEDULE III: SUPPLEMENTARY INSURANCE INFORMATION

                                        FUTURE
                                        POLICY                  OTHER
                                      BENEFITS,                 POLICY                              BENEFITS,    AMORTIZATION
                         DEFERRED      LOSSES,                  CLAIMS                             CLAIMS LOSS   OF DEFERRED
                          POLICY        CLAIMS                   AND                     NET           AND          POLICY
                        ACQUISITION    AND LOSS    UNEARNED    BENEFITS    PREMIUM    INVESTMENT   SETTLEMENT    ACQUISITION
SEGMENT                    COST        EXPENSES    PREMIUMS    PAYABLE     REVENUE      INCOME      EXPENSES         COST
-------                 -----------   ----------   ---------   --------   ---------   ----------   -----------   ------------
Property and
  casualty:
December 31, 2000....        --       $1,307,000       --          --         --       $288,000         --             --
December 31, 1999....        --       $3,021,000       --          --         --       $397,000         --             --
December 31, 1998....        --       $5,353,000       --          --         --       $612,000         --             --


                         OTHER
                       OPERATING   PREMIUMS
SEGMENT                EXPENSES     WRITTEN
-------                ---------   ---------
Property and
  casualty:
December 31, 2000....  $143,000        --
December 31, 1999....  $ 40,000        --
December 31, 1998....  $304,000        --

                                MFC BANCORP LTD.

                            SCHEDULE IV: REINSURANCE

                                                                             ASSUMED               PERCENTAGE
                                                                CEDED TO      FROM                 OF AMOUNT
                                                      GROSS       OTHER       OTHER       NET       ASSUMED
                                                      AMOUNT    COMPANIES   COMPANIES    AMOUNT      TO NET
                                                     --------   ---------   ---------   --------   ----------
Property and casualty:
December 31, 2000..................................   $   --     $   --      $   --      $   --        N/A
December 31, 1999..................................   $   --     $   --      $   --      $   --        N/A
December 31, 1998..................................   $   --     $   --      $   --      $   --        N/A

                                MFC BANCORP LTD.

 SCHEDULE VI: SUPPLEMENTAL INFORMATION CONCERNING PROPERTY--CASUALTY INSURANCE
                       OPERATIONS AS AT DECEMBER 31, 2000

THIS SCHEDULE IS OMITTED BECAUSE THE RELEVANT INFORMATION WAS EITHER SHOWN ON
SCHEDULE III OR SCHEDULE IV.

ITEM 19.  EXHIBITS

EXHIBIT NO.             DESCRIPTION OF EXHIBIT
-----------             ----------------------
         1.1            Articles of Incorporation.(1)

         1.2            Certificate of Amendment dated February 24, 1997.(1)

         1.3            Certificate of Amendment dated May 29, 1998.

         1.4            Certificate of Amendment dated December 16, 1998.

         1.5            Certificate of Amendment dated July 14, 2000.

         1.6            Bylaws.(1)

         2.1            Master Trust Indenture between Drummond Financial
                        Corporation and Harris Trust Company of New York, as
                        trustee, dated August 26, 1993. Incorporated by reference to
                        Form S-1 filed June 7, 1993.

         2.2            First Supplemental Indenture between Drummond Financial
                        Corporation and Harris Trust Company of New York, as trustee, dated November 30, 1993.(1)

         2.3            Second Supplemental Indenture between Drummond Financial
                        Corporation and Harris Trust Company of New York, as trustee, dated October 23, 1996. Incorporated by reference to Drummond Financial Corporation's Form 10-QSB for the period ended September 30, 1996.

         2.4            Third Supplemental Indenture between Drummond Financial
                        Corporation, Harris Trust Company of New York and The Bank
                        of Nova Scotia Trust Company of New York dated for reference
                        May 13, 1997.(1)

         2.5            Fourth Supplemental Indenture between Drummond Financial
                        Corporation, The Bank of Nova Scotia Trust Company of
                        New York and Drummond Financial (B.C.) Ltd. dated for reference February 4, 1998.(1)

         2.6            Master Trust Indenture between MFC and Norwest Bank
                        Minnesota, National Association, as trustee, dated
                        March 31, 1998.(1)

         4.1            Memorandum of Agreement between MFC and Wabush Iron Co.
                        Limited, Stelco Inc. and Dofasco Inc. dated November 24,
                        1987.(2)

         4.2            Amendment to Mining Lease between MFC and Wabush Iron Co.
                        Limited, Stelco Inc. and Dofasco Inc. dated January 1,
                        1987.(2)

         4.3            First Amendment to Memorandum of Agreement between MFC and
                        Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc.(2)

         4.4            Assignment Agreement between MFC and Prada Holdings Ltd.
                        dated as of January 1, 1992.(1)

         4.5            Separation Agreement between Mercer International Inc. and
                        MFC dated for reference March 29, 1996.(1)

         4.6            Purchase Agreement between MFC and Volendam Securities C.V.
                        dated for reference May 16, 1996.(1)

         4.7            Purchase Agreement between MFC and Volendam Securities C.V.
                        dated for reference May 27, 1996.(1)

         4.8 Share Purchase Agreement between MFC and Frederick Wong dated June 6, 1996.(1)

         4.9            Subscription Agreement between MFC and Drummond Financial
                        Corporation dated June 20, 1996. Incorporated by reference to Drummond Financial Corporation's Form 8-K dated June 27,
                        1996.

         4.10           Share Purchase Agreement between MFC and Med Net
                        International Ltd. dated June 20, 1996.(3)

         4.11           Share Purchase Agreement among MFC and various shareholders of Logan International Corp. dated June 20, 1996.(3)

EXHIBIT NO.             DESCRIPTION OF EXHIBIT
-----------             ----------------------
         4.12           Subscription Agreement between Drummond Financial
                        Corporation and Logan International Corp. dated June 20,
                        1996. Incorporated by reference to Logan International
                        Corp.'s Form 8-K dated June 27, 1996.

         4.13           Share Purchase Agreement between Lehman Brothers Bankhaus AG and MFC dated October 3, 1996.(1)

         4.14           Purchase Agreement between MFC and Robabond Holding AG dated
                        June 27, 1997.(1)

         4.15 Share Purchase Agreement between MFC and Procom Holding AG dated September 22, 1997.(1)

         4.16           Supplementary Agreement to Share Purchase Agreement between
                        MFC and Procom Holding AG dated September 22, 1997.(1)

         4.17           Agreement between MFC and the holders of MFC's Class A
                        Preferred Shares dated December 1, 1996.(1)

         4.18           Subscription Agreement between MFC and Logan International
                        Corp. dated December 2, 1996. Incorporated by reference to
                        MFC's Schedule 13D/A (Amendment No. 1) dated December 16,
                        1996 with respect to Logan International Corp.

         4.19           Shareholder Protection Rights Plan Agreement between
                        MFC and Montreal Trust Company of Canada dated as of May 18, 1993.

         4.20           Amended 1997 Stock Option Plan of MFC.

         4.21           Amended and Restated Employment Agreement between MFC and
                        Michael J. Smith made effective as of November 20, 2000.

         4.22           Director's Indemnity Agreement between MFC and Michael J.
                        Smith dated for reference November 20, 2000.

         4.23           Amended and Restated Employment Agreement between MFC and
                        Roy Zanatta made effective as of November 20, 2000.

         4.24 Director's Indemnity Agreement between MFC and Roy Zanatta dated for reference November 20, 2000.

         8.1            Subsidiaries of MFC.

------------

(1) Incorporated by reference to MFC's Form 20-Fs filed in prior years.

(2) Incorporated by reference to MFC's Form 10-K for the year ended December 31, 1989.

(3) Incorporated by reference to MFC's Schedule 13D dated June 27, 1996 with respect to Logan International Corp.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the SECURITIES EXCHANGE ACT OF 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated this 23rd day of April, 2001.

                                              MFC BANCORP LTD.

                                              By:   /s/ MICHAEL J. SMITH
                                                    -------------------------------------------
                                                    Michael J. Smith
                                                    Chief Executive Officer