Form 20-F/A
period 2000-12-31
MFC BANCORP LTD
filed 2001-05-11
CIK 16859

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                  FORM 20-F/A
                                ---------------


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

    The following table sets out certain information concerning our directors and executive officers:

                                                                                      DATE OF       EXPIRATION OF
                                                                                    COMMENCEMENT       TERM OF
                                                                                   OF OFFICE WITH    OFFICE WITH
NAME                   PRESENT POSITION WITH MFC   PRINCIPAL OCCUPATION                 MFC              MFC
----                   -------------------------   --------------------            --------------   -------------
Michael J.             Director and President      President, Chief Executive           1986            2002
  Smith(1)...........                              Officer and Director of MFC          1996

Roy Zanatta..........  Director and                Secretary and Director of MFC        1996            2002
                       Secretary                                                        1996

Sok Chu Kim(1).......  Director                    Senior Vice-President, Korea         1996            2001
                                                   Exchange Bank, 1967 to 1985;
                                                   President of Korea
                                                   International Merchant Bank,
                                                   1985 to 1989; Advisor to
                                                   Sukura Bank (Seoul, Korea);
                                                   Director of Korea
                                                   Liberalization Fund Ltd.

Oq-Hyun Chin(1)......  Director                    Business Advisor, The Art            1994            2001
                                                   Group Architects &
                                                   Engineers Ltd.

Julius Mallin........  Director                    Retired Businessman                  1994            2003

Dr. Stefan             Director                    Managing Director of the             2000            2003
  Feuerstein.........                              Industrial Investment Council
                                                   of the New German States;
                                                   President of the Thuringian
                                                   Economic Development
                                                   Corporation (Germany) from
                                                   1992 to 1997

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

    We conducted our audits in accordance with generally accepted auditing standards in the United States and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

Dated this 9th day of May, 2001.

                                              MFC BANCORP LTD.

                                              By:   /s/ MICHAEL J. SMITH
                                                    -------------------------------------------
                                                    Michael J. Smith
                                                    Chief Executive Officer