Form 20-F
period 2001-12-31
MFC BANCORP LTD
filed 2002-04-12
CIK 16859

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         ------------------------------
                                   FORM 20-F
                         ------------------------------

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
     THE SECURITIES EXCHANGE ACT OF 1934 or

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2001, or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________ to ________

                          Commission File No.: 1-4192

                                MFC BANCORP LTD.
             (Exact Name of Registrant as Specified in Its Charter)

                            YUKON TERRITORY, CANADA
                (Jurisdiction of Incorporation or Organization)

     FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              (Address of Office)

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

                   13,177,156 COMMON SHARES WITHOUT PAR VALUE

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                MFC BANCORP LTD.

                                   FORM 20-F

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
                                   PART I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......    3
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.....................    3
ITEM 3.   KEY INFORMATION.............................................    3
          Forward-Looking Statements..................................    3
          Exchange Rates..............................................    4
          Selected Financial Data.....................................    4
          Risk Factors................................................    6
ITEM 4.   INFORMATION ON THE COMPANY..................................   10
          History and Development of the Company......................   10
          Business Overview...........................................   10
          Organizational Structure....................................   13
          Property, Plants and Equipment..............................   14
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS................   14
          Operating Results...........................................   15
          Liquidity and Capital Resources.............................   16
          Foreign Currency............................................   17
          Derivative Instruments......................................   18
          Inflation...................................................   18
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................   18
          Directors and Senior Management; Board Practices............   18
          Compensation................................................   20
          Employees...................................................   21
          Share Ownership.............................................   21
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........   22
          Major Shareholders..........................................   22
          Related Party Transactions..................................   22
ITEM 8.   FINANCIAL INFORMATION.......................................   23
          Consolidated Statements and Other Financial Information.....   23
          Significant Changes.........................................   23
          Legal Proceedings...........................................   23
          Dividend Information........................................   23
ITEM 9.   THE OFFER AND LISTING.......................................   24
          Markets and Price History...................................   24
ITEM 10.  ADDITIONAL INFORMATION......................................   25
          Articles and Bylaws.........................................   25
          Exchange Controls...........................................   26
          Taxation....................................................   27
          Documents on Display........................................   29
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK........................................................   30
          Interest Rate Risk..........................................   30
          Foreign Currency Exchange Rate Risk.........................   31
          Equity Price Risk...........................................   32
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......   32

                                  PART II
ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............   32
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.............................................   32
ITEM 15.  [RESERVED]..................................................   32
ITEM 16.  [RESERVED]..................................................   32

                                  PART III
ITEM 17.  FINANCIAL STATEMENTS........................................   32
ITEM 18.  FINANCIAL STATEMENTS........................................   33
ITEM 19.  EXHIBITS....................................................   62
SIGNATURES............................................................   64

     IN THIS ANNUAL REPORT, PLEASE NOTE THE FOLLOWING:

     - REFERENCES TO "WE", "OUR", "US" OR "MFC" MEAN MFC BANCORP LTD. AND ITS SUBSIDIARIES UNLESS THE CONTEXT OF THE SENTENCE CLEARLY SUGGESTS OTHERWISE;

     - ALL REFERENCES TO MONETARY AMOUNTS ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED;

     - THE INFORMATION SET FORTH IN THIS ANNUAL REPORT IS AS AT DECEMBER 31, 2001, UNLESS AN EARLIER OR LATER DATE IS INDICATED; AND

     - SELECTED FINANCIAL INFORMATION HAS BEEN PROVIDED IN U.S. DOLLARS FOR INFORMATIONAL PURPOSES ONLY USING AN EXCHANGE RATE OF ONE CANADIAN DOLLAR BEING EQUAL TO U.S.$0.6279, BEING THE FEDERAL RESERVE BANK OF NEW YORK RATE FOR CONVERSION OF CANADIAN DOLLARS TO U.S. DOLLARS AS AT DECEMBER 31, 2001.

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

EXCHANGE RATES

     The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), for the conversion of Canadian dollars into U.S. dollars in effect at the end of the following periods, the average exchange rates during such periods (based on daily Noon Buying Rates) and the range of high and low exchange rates for such periods:

                                                             YEARS ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                     2001     2000     1999     1998     1997
                                                    ------   ------   ------   ------   ------
End of period.....................................  0.6279   0.6666   0.6925   0.6504   0.6999
High for period...................................  0.6697   0.6984   0.6925   0.7105   0.7487
Low for period....................................  0.6241   0.6397   0.6535   0.6341   0.6945
Average for period................................  0.6457   0.6732   0.6744   0.6714   0.7221

     The following table sets out the high and low exchange rates, based on the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars, for the following periods:

                                                               HIGH     LOW
                                                              ------   ------
2001
October.....................................................  0.6287   0.6418
November....................................................  0.6363   0.6241
December....................................................  0.6396   0.6254

2002
January.....................................................  0.6289   0.6200
February....................................................  0.6295   0.6207
March.......................................................  0.6342   0.6266
April 1 to April 9..........................................  0.6293   0.6252

     On April 9, 2002, the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars was U.S.$0.6264 per Canadian dollar.

     The presentation of our financial statements in U.S. dollars is for informational purposes only and our financial statements are translated to U.S. dollars for convenience using year-end exchange rates, as required by Regulation S-X.

SELECTED FINANCIAL DATA

     The following table summarizes selected consolidated financial data for MFC prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information is presented to show the difference that would result from the application of United States generally accepted accounting principles ("U.S. GAAP") to MFC's financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 16 of our consolidated financial statements included in this annual report. The information in the table was extracted from the more detailed consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects".

CANADIAN GAAP

                                                             YEARS ENDED DECEMBER 31,
                                               ----------------------------------------------------
                                                 2001       2000       1999       1998       1997
                                               --------   --------   --------   --------   --------
                                                   (in thousands, other than per share amounts)
Revenues.....................................  $214,246   $156,220   $125,526   $123,310   $ 86,060
Income from continuing operations............    45,288     39,163     36,328     30,235     23,617
Income from continuing operations per share
  Basic......................................      3.59       3.24       3.00       2.48       2.06
  Diluted....................................      3.35       3.03       2.83       2.30       2.00
Net income...................................    45,288     39,163     31,389     30,235     23,617
Net income per share
  Basic......................................      3.59       3.24       2.59       2.48       2.06
  Diluted....................................      3.35       3.03       2.46       2.30       2.00
Total assets.................................   394,639    332,063    270,107    238,109    226,890
Net assets...................................   249,118    216,915    173,773    156,808    122,964
Debt.........................................    98,000     35,421     30,917     40,091     41,602
Shareholders' equity.........................   245,997    213,134    170,811    154,396    120,156
Capital stock................................    76,673     65,138     65,498     65,706     70,368
Cash dividends(1)............................        --         --         --        369        106
Cash dividends per share(1)..................        --         --         --       0.03       0.01
Cash dividends (U.S.$)(1)....................        --         --         --        251        N/A
Cash dividends per share (U.S.$)(1)..........        --         --         --       0.02        N/A
Weighted average common stock outstanding,
  fully diluted (in thousands of shares).....    14,002     13,438     13,422     13,706     12,246

---------------
(1) Paid on MFC's common shares.

U.S. GAAP

                                                            YEARS ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                2001       2000       1999       1998       1997
                                              --------   --------   --------   --------   --------
                                                  (in thousands, other than per share amounts)
Revenues....................................  $212,000   $162,694   $128,270   $118,842   $ 83,138
Income from continuing operations...........    20,802     45,637     40,313     31,922     12,365
Income from continuing operations per share
  Basic.....................................      1.65       3.78       3.33       2.62       1.07
  Diluted...................................      1.60       3.51       3.12       2.42       1.00
Net income..................................    43,211     45,637     35,374     31,922     12,365
Net income per share
  Basic.....................................      3.42       3.78       2.92       2.62       1.07
  Diluted...................................      3.20       3.51       2.75       2.42       1.00
Total assets................................   391,489    336,523    265,658    229,529    223,528
Net assets..................................   245,968    221,375    169,325    149,381    115,529
Debt........................................    98,000     35,421     30,917     40,091     41,602
Shareholders' equity........................   242,847    217,594    166,363    146,969    112,721
Capital stock...............................    76,673     65,138     65,498     65,706     70,368
Cash dividends(1)...........................        --         --         --        369        106
Cash dividends per share(1).................        --         --         --       0.03       0.01
Cash dividends (U.S.$)(1)...................        --         --         --        251        N/A
Cash dividends per share (U.S.$)(1).........        --         --         --       0.02        N/A
Weighted average common stock outstanding,
  fully diluted (in thousands of shares)....    14,002     13,438     13,422     13,706     12,246

---------------
(1) Paid on MFC's common shares.

RISK FACTORS

     Our primary risks are transaction risks, credit or counterparty risks and market risks. In addition, we have been and may continue to be affected by many other factors, including, but not limited to: (i) economic and market conditions, including the liquidity of capital markets; (ii) the volatility of market prices, rates and indices; (iii) the timing and volume of market activity; (iv) inflation; (v) the cost of capital, including interest rates;
(vi) political events, including legislative, regulatory and other developments;
(vii) competitive forces, including our ability to attract and retain personnel;
(viii) support systems; and (ix) investor sentiment. In determining whether to make an investment in the capital stock of MFC, you should consider carefully all of the information set forth in this annual report and, in particular, the following risk factors:

TRANSACTION RISKS

     We are subject to transaction risks.

     We manage transaction risk through allocating and monitoring our capital investments, only underwriting securities in circumstances where the risk to our capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among others, our merchant banking and proprietary investing activities and relate to the risks of the proposed transaction. These risks include market and credit risks associated with our role in providing advisory services.

     We often make investments in highly unstructured situations and in companies undergoing severe financial stress. Such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such an investment and may have a material adverse effect on our business, results of operations and financial condition.

    We may face a lack of suitable acquisition or merger or other proprietary investment candidates.

     In order to grow our business, we may seek to acquire or invest in new companies and proprietary investments. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment.

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

     A market downturn could lead to a decline in the number and size of the transactions that we execute for our clients, including transactions in which we provide financial advisory and other services, and to a corresponding decline in the revenues we receive from fees.

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

     In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, U.S. dollars or other currencies, or to take those other currencies out of those countries.

    Fluctuations in interest rates and foreign currency exchange rates may affect our results.

     Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in interest rates may decrease the fair value of our financial instrument assets and a decrease in interest rates may decrease the fair value of our financial instrument liabilities, thereby resulting in a reduction in our equity. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk -- Interest Rate Risk" for additional information with respect to our exposure to interest rate risk.

     Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars, Euro and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk -- Foreign Currency Exchange Rate Risk" for additional information with respect to our exposure to foreign currency exchange rate risk.

    A rise in inflation may affect our results.

     We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. In addition, since our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our business, results of operations and financial condition.

    Our risk management strategies leave us exposed to unidentified or unanticipated risks.

     We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.

     Market risk may increase the other risks that we face.

     In addition to the market risks described above, market risks could exacerbate the other risks that we face. For example, if we incur substantial trading losses, our need for liquidity could rise sharply while our access to liquidity could be impaired. In addition, in conjunction with a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and increasing our credit risk.

COMPETITION RISKS

     We face significant global competition.

     We conduct our business in a global environment that is highly competitive and unpredictable. Many of our competitors are national or international companies with far greater resources, capital and access to information than us. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, trading houses and other companies offering financial services in Europe and globally. Increased competition may lead us to become involved in transactions with more risk. In addition, many non-bank competitors are not subject to the same extensive regulations that govern us.

LEGAL AND REGULATORY RISKS

     We are exposed to legal liability.

     We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into these transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we would expect these types of claims to increase.

     These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We incur significant legal expenses every year in defending against litigation, and we expect to continue to do so in the future. See "Item 8. Financial
Information -- Legal Proceedings" for additional information with respect to our legal and regulatory proceedings.

     Extensive regulation of our business limits our activities.

     The financial services industry is subject to extensive regulation. Our banking operations are subject to various Swiss regulatory requirements, including capital requirements administered by the Swiss Federal Banking Commission (the "SFBC"). The SFBC is our primary banking regulator and establishes minimum capital requirements for our banking subsidiary. Our failure to meet minimum capital requirements can result in mandatory, and possibly additional discretionary action by the SFBC that, if undertaken, could have a direct materially adverse effect on us. Under risk-based capital adequacy guidelines established by the SFBC, banks in Switzerland must meet specific capital guidelines that involve quantitative measures of assets, liabilities and other off-balance sheet items, as calculated under Swiss regulatory accounting practices. Our banking operations are required to file certain reports with the SFBC and we are subject to their examination. Our banking subsidiary is subject to restrictions on loans and extensions of credit to, and on certain other types of transactions with, affiliates.

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

     The enforcement of civil liabilities by investors under applicable U.S. federal and state securities laws will be adversely affected because we are organized under the laws of the Yukon Territory, Canada, the majority of our officers or directors are not residents of the U.S., and substantially all of our assets are located outside of the U.S.

     As a result, it may be difficult or impossible for U.S. investors to effect service of process upon us or our officers or directors within the United States. It may also be difficult to realize against us or them, in the United States, upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws. Courts in Canada or elsewhere may not enforce: (i) judgments of U.S. courts obtained in actions against us or our officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and (ii) in original actions, liabilities against us or our officers or directors predicated upon such laws.

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

OTHER RISKS

     Our risk management policies and procedures may not prevent losses.

     We have adopted risk management processes to facilitate, control and monitor risk taking. Nonetheless, the policies and procedures we rely on to identify, monitor and manage risks may not be fully effective. Some of our methods for managing risk are based upon our observance of historical market behaviour. You cannot be assured that these methods will accurately predict future market behaviour. As a result, our future risk exposure could be significantly greater than the historical measures indicate.

     Other risk management methods that we use depend upon the evaluation of information regarding markets, clients or other matters that is publicly available or otherwise accessible by us. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

     Certain factors may inhibit a takeover that our shareholders may consider favourable.

     Certain provisions of our charter documents and the corporate legislation which governs us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. We also have a shareholder protection rights plan designed to protect us and our shareholders from unfair, abusive or coercive acquisition tactics. See "Item 10. Additional Information -- Articles and Bylaws".

     In addition, the Investment Canada Act (the "ICA") imposes limitations on the rights of non-Canadians to acquire our common shares. See "Item 10. Additional Information -- Exchange Controls".

     If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     MFC is a corporation organized under the laws of the Yukon Territory in Canada. We were originally incorporated in June 1951 by letters patent. We were continued under the Canada Business Corporations Act in March 1980 and under the Business Corporations Act (Yukon) in August 1996. Our name was changed to "Nalcap Holdings Inc." in August 1987, to "Arbatax International Inc." in March 1996 and to "MFC Bancorp Ltd." in February 1997. Our registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada Y1A 2M9. In 2002, we relocated our office from Dublin, Ireland to Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria (Tel: 43 1 240 250).

BUSINESS OVERVIEW

     We are a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. We advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. In October 2001, we expanded our merchant banking operations by acquiring an Austrian trading group whose operations are primarily focused on Eastern Europe. We also commit our own capital to promising enterprises and invest and trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our proprietary investing is generally not passive and we seek investments where our financial expertise and management can either add or unlock value. Our operations are primarily conducted in Europe and North America.

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

     Our experience and operating structure permit us to respond more rapidly to our clients' needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist those clients. These activities are conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A. ("MFC Bank"), a fully licensed Swiss bank. In 2002, our banking operations were relocated from Geneva to Herisau, Switzerland. Since 1999, our banking operations have outsourced and placed substantially all of their client deposits with other major financial institutions on a fiduciary or trust basis and earn a fee on the amount of money received from the counterparty. This is in contrast to most North American banks, which generate revenue from the spread between their cost of funds and the credit received. These fiduciary or trust deposits are off-balance sheet items and permit us to generate revenues without committing or tying up significant amounts of capital. These arrangements also let us maintain key client relationships and mandates where we can provide value-added advisory services and yet offer clients the capability and economies of scale of a large banking institution.

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

     Our trading activities are based in Vienna, Austria, and focus on purchasing, selling, financing and trading pulp, paper and wood products, base metals and other assets. In such activities, we try to capture trading and financing spreads.

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

     Other proprietary investments include an indirect minority interest in an oil and gas royalty stream acquired in October 2001 and a portfolio of real estate assets which are primarily located in the State of Washington, U.S.A. We are conducting pre-development work relating to infrastructure, rezoning, subdivision and permitting on a substantial portion of the properties to the extent necessary to protect or enhance their value. We intend to divest or otherwise monetize these real estate assets and redeploy the proceeds in our merchant banking activities.

     Our operations are primarily conducted in Europe and North America. The following is a summary of our revenues by geographic region for the years set forth:

                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                      (in thousands)
Canada......................................................  $ 17,183   $ 10,459   $ 17,851
Western Europe..............................................   192,714    136,671     88,075
United States...............................................     4,349      9,090     19,600
                                                              --------   --------   --------
                                                              $214,246   $156,220   $125,526
                                                              ========   ========   ========

ACQUISITIONS

     In October 2001, we acquired approximately 96% of Hovis GmbH ("Hovis") of Vienna, Austria. Hovis was established in 1993 and is, directly and indirectly through subsidiaries, primarily engaged in trading activities in Eastern Europe. Such activities include purchasing, selling, financing and trading pulp, paper, wood products, base metals and other assets.

     We acquired Hovis pursuant to an investment and restructuring agreement made among MFC, Sutton Park International Limited, Garda Investments Corp., Hovis Commodity Trading GmbH (formerly Glamiox Beteiligungsverwaltungs GmbH) ("HCT"), Hovis, Jurriaan J. Hovis ("J.J. Hovis"), Johannes Hovis and Ferdinand Steinbauer dated for reference October 1, 2001 (the "Investment Agreement"). Pursuant to the terms of the Investment Agreement, our wholly-owned subsidiary invested approximately $11.4 million in HCT, the holding company which owns all of the issued share capital of Hovis, in exchange for approximately 96% of its issued share capital. Two principals of Hovis, Messrs. J.J. Hovis and Steinbauer, subscribed for approximately 4.5% in aggregate of the issued share capital of HCT in consideration of the payment of an aggregate of approximately $0.3 million.

     Under the terms of the Investment Agreement, Messrs. J.J. Hovis and Steinbauer have the right to acquire up to an additional 44.5% of the issued capital of HCT in the event that its consolidated net worth reaches prescribed targets on or before December 31, 2006 or they pay the difference between the actual net worth and target amount in cash.

     Under the terms of the Investment Agreement, Messrs. J.J. Hovis and Steinbauer also have the right to require us to purchase their shares in HCT during a prescribed period pursuant to a stipulated price calculation. We have the right to acquire their HCT shares for an aggregate of approximately $0.3 million if they do not acquire shares in the capital of HCT prior to December 31, 2006 or this right is terminated prior to that date.

     The Investment Agreement contains representations, warranties, covenants and conditions customary for this type of agreement. The Investment Agreement also provided for, among other things, a restructuring of

Hovis' bank and other credit facilities, a reorganization of its corporate structure, Messrs. J.J. Hovis and Steinbauer entering into personal service contracts and the shareholders of HCT entering into an owners' agreement (the "Owners' Agreement").

     The Owners' Agreement sets out the respective rights and obligations of the shareholders of HCT, as well as its and Hovis' management and operations. Under the terms of the Owners' Agreement, the shareholders adopted certain rules of procedure for HCT and caused Hovis and each of its subsidiaries to adopt certain rules of procedure pursuant to which the managing directors of those companies are bound. The Owners' Agreement also sets out matters relating to the constitution and election of a board of directors of HCT and Hovis, as well as the appointment of managing directors and their respective rights and duties. The Owners' Agreement also contains customary restrictions on share transfers other than to permitted transferees, rights of first refusal and default provisions and remedies.

     In conjunction with the acquisition of Hovis, we implemented certain operating and strategic changes. These include reaffirming and establishing various credit lines of Hovis and its subsidiaries in the aggregate amount of approximately $76.6 million. Further, we streamlined the operations of Hovis to focus on its core trading activities and intend to divest some of its non-core industrial assets.

     The acquisition of Hovis provides us with trading operations that further enhance our merchant banking activities.

     In October 2001, we also acquired approximately 53% of the outstanding common shares of Trimble Resources Corporation ("Trimble") for approximately $1.0 million. Trimble's primary asset is a minority equity investment in a U.S. company that has an interest in and earns royalties from an oil field in Yemen.

     In addition, in October 2001, we acquired all of the outstanding shares of Prada Holdings, Ltd. ("Prada") not owned by us for a total recorded cost of approximately $2.4 million. Subsequently, as a wholly-owned subsidiary, Prada was merged into MFC. Its primary asset was 10% participating preferred shares of an affiliate which operates in the infrastructure business in Eastern Europe and holds the beneficial interest in the royalty interest. Dividends earned on such preferred shares were approximately $5.3 million in 2001 and $5.4 million in each of 2000 and 1999.

COMPETITION

     We conduct our business in a global environment that is highly competitive and unpredictable. We encounter intense competition in all aspects of our business and compete directly with other financial services companies, brokerage firms, investment banks, merchant banks, trading houses and other investment managers. We face competition in Switzerland from other banks, asset managers and a range of non-bank financial institutions and internationally from investment banks and securities dealers. Many of our competitors are national or international companies with far greater resources, capital and access to information than us. As a result, we may become involved in transactions with more risk.

ORGANIZATIONAL STRUCTURE

     Our significant operating subsidiaries, their jurisdictions of organization and our shareholdings are as follows:

                                                                 JURISDICTION OF           SHAREHOLDING AT
NAME OF SUBSIDIARY                                        INCORPORATION OR ORGANIZATION     APRIL 9, 2002
------------------                                        -----------------------------    ---------------
MFC Merchant Bank S.A..................................         Switzerland                      100%
TriMaine Holdings, Inc.................................     State of Washington                   83%
Trimble Resources Corporation(1).......................            Canada                       53.3%
Hovis GmbH.............................................           Austria                       95.5%

---------------
(1) We also own $28.0 million of its $49.0 million of senior debentures.

PROPERTY, PLANTS AND EQUIPMENT

     Our offices are located in Vienna, Austria, Herisau, Switzerland and Berlin, Germany. All of our premises are leased.

     We indirectly participate in the royalty interest. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Mine is situated that commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Limited ("Knoll Lake"), which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake of $0.22 per ton on shipments of iron ore from the Wabush Mine. Iron ore is shipped from the Wabush Mine to Pointe Noire, Quebec, Canada, where it is pelletized. Geological studies done on the Wabush Mine to date have estimated that the mine has iron ore deposits of approximately 713 million tons averaging
34.5 fe. In 2001, 2000 and 1999, 4.6 million, 5.9 million and 5.5 million tons of iron ore, respectively, were shipped from the Wabush Mine.

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

     We also indirectly own approximately 47 acres of undeveloped real property which is annexed to the City of Gig Harbor, Washington, U.S.A. Of the total acreage, 29 acres are zoned for medium density residential use and 18 acres are zoned for business park/professional office use. We may develop all or part of the land through partnerships, joint ventures or other economic associations with local developers. Our current involvement with the property is limited to pre-development work, including infrastructure (roads, sewer and water services), preliminary permits, market studies, feasibility studies and related activities. All utilities are available to the property and the City of Gig Harbor has completed work on an extension of a street through the property.

     We also indirectly own a 17.2 acre property located in Federal Way, Washington, U.S.A. This property is zoned business park and all utilities are available to the site. The site is encumbered by a wetland area which has been estimated at 8.25 acres inclusive of setback requirements. Currently, site approval applications have been made for an 800 unit self-storage facility and a 53,800 square foot warehouse/office facility.

     Other properties include land located on Corvallo Island in the Mediterranean, on which we are conducting pre-development work in order to facilitate its monetization.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2001 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included herein were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included herein to U.S. GAAP, see Note 16 to the financial statements. We have made certain reclassifications to the prior periods' financial statements to conform to the current period's presentation.

OPERATING RESULTS

     We are a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. These activities are primarily conducted through our wholly-owned subsidiary, MFC Bank. In October 2001, we expanded our merchant banking activities by acquiring a trading group focused on Eastern Europe. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial and management expertise can add or unlock value.

     Our results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups and other companies offering financial services in Europe and globally.

     In recent years, the financial services industry has experienced consolidation and convergence as financial institutions involved in a broad spectrum of services have merged or combined. The trend to consolidate is expected to continue and produce global financial institutions with much greater capital and other resources than ourselves. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period. We intend to manage our business for the long term and to mitigate the effect of such factors by focusing on our core operations of meeting the financial needs of small to mid-sized companies and other business enterprises internationally.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

     The following table provides our selected quarterly financial information for 2001:

                                                                       2001
                                                 ------------------------------------------------
                                                 DECEMBER 31   SEPTEMBER 30   JUNE 30    MARCH 31
                                                 -----------   ------------   --------   --------
                                                   (in thousands, other than per share amounts)
Revenues.......................................   $ 89,878       $ 33,478     $ 46,888   $ 44,002
Expenses.......................................     71,095         25,958       37,349     35,830
Net income.....................................     19,876          7,786        9,543      8,083
Diluted earnings per share.....................       1.40           0.58         0.72       0.63
Total assets...................................    394,639        298,760      280,423    297,823
Shareholders' equity...........................    245,997        251,398      229,446    221,767

     In 2001, our revenues increased by 37.1% to $214.2 million from $156.2 million in 2000, primarily as a result of the acquisition of our trading operations in October 2001 and increased investment activities. In 2001, revenues included a recognition of non-cash gains on indebtedness including of a subsidiary of $22.4 million. Expenses from continuing operations increased by 48.9% to $170.2 million in 2001 from $114.4 million in 2000, primarily as a result of the acquisition of our trading operations and higher investment expenses. In 2001, financial services expenses increased by 59.7% to $142.0 million from $88.9 million in 2000. General and administrative expenses increased marginally to $22.8 million in 2001 from $21.2 million in 2000. Interest expense increased by 27.3% to $5.4 million in 2001 from $4.2 million in 2000, primarily as a result of a net increase in our total indebtedness resulting from acquisitions completed in 2001. In 2001, we recorded a loss on the change in the fair value of currency derivatives of $1.1 million.

     In 2001, net earnings increased to $45.3 million, or $3.59 per share on a basic basis ($3.35 per share on a diluted basis) from $39.2 million, or $3.24 per share on a basic basis ($3.03 per share on a diluted basis) in 2000.

     In December 2001, we declared a special dividend-in-kind (the "Special Dividend") to our shareholders of 9,016,293 shares of Mymetics Corporation ("Mymetics"). The Special Dividend will be paid upon receipt of all necessary regulatory approvals and registrations. The Special Dividend resulted in our recording a reduction in retained earnings of $29.2 million as at December 31, 2001. See "Item 8. -- Dividend Information".

YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

     The following table provides selected quarterly financial information for MFC for each quarter of 2000:

                                                                     2000
                                              ---------------------------------------------------
                                              DECEMBER 31    SEPTEMBER 30    JUNE 30     MARCH 31
                                              -----------    ------------    --------    --------
                                                 (in thousands, other than per share amounts)
Revenues....................................   $ 57,736        $ 28,614      $ 42,209    $ 27,661
Expenses....................................     43,061          16,509        33,316      21,468
Net income..................................     12,766          12,085         8,147       6,165
Fully diluted earnings per share............       0.98            0.93          0.64        0.48
Total assets................................    332,063         304,846       285,613     291,393
Shareholders' equity........................    213,134         195,801       186,171     174,910

     In 2000, our revenues increased to $156.2 million from $125.5 million in 1999, primarily as a result of investment activities. Our portfolio remains principally invested in investment grade securities. In 1999, we transferred our private banking services largely as a result of economies of scale.

     In 1999, we began electronic banking and equities trading for our clients through our NetBanking website. In March 2000, we discontinued operation of the website due to changing economic fundamentals in Europe. As a result, we took a one-time loss from such discontinued operations of $4.9 million, or $0.37 per share on a diluted basis, for the year ended December 31, 1999.

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

     In 2000, net earnings were $39.2 million, or $3.24 per share on a basic basis ($3.03 per share on a diluted basis). In 1999, net earnings were $31.4 million, or $2.59 per share on a basic basis ($2.46 per share on a diluted basis). Income from continuing operations in 1999 was $36.3 million, or $3.00 per share on a basic basis ($2.83 per share on a diluted basis).

LIQUIDITY AND CAPITAL RESOURCES

     The following table is a summary of selected financial information concerning MFC for the periods indicated:

                                                      DECEMBER 31,            DECEMBER 31,
                                                  --------------------    --------------------
                                                    2001        2000        2001        2000
                                                  --------    --------    --------    --------
                                                    (U.S. Dollars in      (Canadian Dollars in
                                                       thousands)              thousands)
Cash and cash equivalents.......................  $ 48,453    $ 45,677    $ 77,166    $ 68,524
Securities......................................    47,598      53,582      75,805      80,384
Total assets....................................   247,796     221,346     394,639     332,063
Debt............................................    61,535      23,611      98,000      35,421
Shareholders' equity............................   154,462     142,070     245,997     213,134

     We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. We also use this liquidity in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

     At December 31, 2001, our cash and cash equivalents were $77.2 million, compared to $68.5 million at December 31, 2000. At December 31, 2001, we had securities of $75.8 million, compared to $80.4 million at December 31, 2000.

     At December 31, 2001, our debt was $98.0 million, compared to $35.4 million at December 31, 2000. At December 31, 2001, the majority of our borrowings were denominated in U.S. dollars, and, to a lesser extent, in Euro and Canadian dollars, with maturities of $23.6 million in 2002, $20.0 million in 2003 and $54.4 million thereafter. See Note 8 of our consolidated financial statements included elsewhere in this annual report.

OPERATING ACTIVITIES

     Operating activities provided cash of $59.7 million in 2001, compared to $30.8 million in 2000. In 2001, a decrease in amounts due from investment dealers resulting primarily from the outsourcing of our private banking client accounts provided cash of $12.9 million, compared to $3.7 million in 2000. A decrease in receivables primarily related to collections by two operations acquired in 2001 provided cash of $35.4 million in 2001, compared to an increase in receivables using cash of $3.5 million in 2000. A decrease in accounts payable and accrued expenses used cash of $8.5 million in 2001, compared to an increase in accounts payable and accrued expenses providing cash of $2.1 million in 2000. In 2001, purchases of securities used cash of $3.0 million, compared to $12.2 million in 2000. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

INVESTING ACTIVITIES

     Investing activities provided cash of $23.7 million in 2001, compared to using cash $31.2 million in 2000. In 2001, a net decrease in loans resulting primarily from the outsourcing of private banking client accounts provided cash of $25.1 million. In 2000, a net increase in loans used cash of $31.7 million. In 2001, the acquisition of subsidiaries, net of cash acquired, used cash of $1.0 million.

FINANCING ACTIVITIES

     Net cash used by financing activities was $76.1 million in 2001, compared to net cash provided by financing activities of $16.9 million in 2000. Net debt repayments primarily by two operations acquired in 2001 used cash of $25.3 million in 2001, compared to net borrowings providing cash of $4.0 million in 2000. In 2001, a net decrease in deposits resulting from the outsourcing of private banking client accounts and assets used cash of $62.4 million, compared to a net increase in deposits providing cash of $13.3 million in 2000. The issuance of common shares pursuant to outstanding incentive stock options in 2001 provided cash of $11.5 million, compared to net repurchases of common shares using cash of $0.4 million in 2000.

     We did not pay cash dividends on our common shares in 2001 or 2000. In February 2002, we announced our intention to repurchase up to 600,000 of our common shares through the Nasdaq National Market or in private transactions, from time to time, over the 12 month period ending February 2003, in order to reduce dilution to existing shareholders. The timing of the repurchases will depend upon market conditions and the market price for our common shares.

FOREIGN CURRENCY

     Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

     We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period.

Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

     As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In the year ended December 31, 2001, we reported approximately a net $5.2 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation gain at December 31, 2001 was $4.5 million, compared to a $0.8 million loss at December 31, 2000.

     We use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. At December 31, 2001, we held four forward foreign exchange contracts in the aggregate notional amount of $24.7 million which covers the period through May 31, 2002. We entered into these contracts for our own account to manage our exposure to foreign currency exchange risks. At December 31, 2000, we held three forward foreign exchange contracts in the aggregate notional amount of $21.1 million each of which was less than one month in duration. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

     Based upon the period average exchange rates in 2001, the Canadian dollar decreased by approximately 4.3% in value against the Swiss franc and by approximately 4.1% in value against the U.S. dollar since December 31, 2000. As at December 31, 2001, the Canadian dollar decreased by approximately 3.5% in value against the Swiss franc and by approximately 5.8% in value against the U.S. dollar since December 31, 2000.

DERIVATIVE INSTRUMENTS

     Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign exchange exposure for our own account. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

INFLATION

     We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

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

     The following table sets out certain information concerning our directors and executive officers:

                                                                                DATE OF         EXPIRATION
                              PRESENT                                         COMMENCEMENT       OF TERM
                              POSITION                                       OF OFFICE WITH   OF OFFICE WITH
NAME                          WITH MFC      PRINCIPAL OCCUPATION                  MFC              MFC
----                          --------      --------------------             --------------   --------------
Michael J. Smith(1).........  Director and  President, Chief Executive            1986             2002
                              President     Officer and Director of MFC           1996
Roy Zanatta.................  Director and  Secretary and Director of MFC         1996             2002
                              Secretary                                           1996
Sok Chu Kim(1)..............  Director      Senior Vice-President, Korea          1996             2004
                                            Exchange Bank, 1967 to 1985;
                                            President of Korea
                                            International Merchant Bank,
                                            1985 to 1989; Advisor to Sukura
                                            Bank (Seoul, Korea); Director
                                            of Korea Liberalization Fund
                                            Ltd.
Oq-Hyun Chin(1).............  Director      Business Advisor, The Art Group       1994             2004
                                            Architects & Engineers Ltd.
Dr. Stefan Feuerstein.......  Director      Managing Director, MFC Capital        2000             2003
                                            Partners AG; Managing Director
                                            of the Industrial Investment
                                            Council of the New German
                                            States; President of the
                                            Thuringian Economic Development
                                            Corporation (Germany) from 1992
                                            to 2001

---------------
(1) Member of the Audit Committee.

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

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

     Mr. Smith and Mr. Zanatta (each an "Executive") each entered into an amended and restated employment agreement with MFC in 2000. Each agreement generally provides, subject to certain termination provisions, for the continued employment of the Executive for a period of 36 months with automatic one month renewals, so that each agreement at all times has a remaining term of 36 months. Each agreement provides for an annual base salary and other compensation to be paid to the Executive as determined by our board of directors. In the event he is terminated without cause or resigns for good reason (as defined in each agreement) within three years of a change of control (as defined in each agreement), the Executive will be entitled to a lump sum severance payment of three times the sum of (i) his current annual salary under the agreement, and
(ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If the Executive is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal instalments over 12 months.

     In addition, all unvested rights in any stock options or other equity awards made to the Executive will vest in full in the event of a change of control. The Executive will also be entitled, for a period of 365 days following the earlier of the date of his termination and the date of the change of control, to require us to purchase all or any part of our common shares held by such Executive on the date of termination or date of change of control, at a price equal to the average closing market price of our common shares on the Nasdaq National Market for the ten preceding trading days.

COMPENSATION

     During the fiscal year ended December 31, 2001, we paid an aggregate of approximately $2.3 million in cash compensation to our directors and officers. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by MFC during the fiscal year ended December 31, 2001 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by MFC.

     We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to certain executive officers. The following fairly reflects material information regarding compensation paid to such persons.

EXECUTIVE COMPENSATION

     The following table provides a summary of compensation paid by us during each of the last three fiscal years to our Chief Executive Officer and to our next four most highly paid executive officers who received a combined salary and bonus during the fiscal year ended December 31, 2001 in excess of $100,000 (collectively, with the Chief Executive Officer, the "Named Executives"):

                           SUMMARY COMPENSATION TABLE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                                               LONG-TERM
                                                                                              COMPENSATION
                                                         ANNUAL COMPENSATION(1)                  AWARDS
                                 FISCAL YEAR                                OTHER ANNUAL    SECURITIES UNDER    ALL OTHER
NAME AND                            ENDED         SALARY        BONUS       COMPENSATION    OPTIONS GRANTED    COMPENSATION
PRINCIPAL POSITION              DECEMBER 31,        ($)          ($)            ($)               (#)              ($)
---------------------------------------------------------------------------------------------------------------------------------
  Michael J. Smith                  2001          353,295      352,497         18,381                --              --
  President, Chief                  2000          289,198      259,017         17,596                --           2,290
  Executive Officer                 1999          212,944      256,809             --                --              --
  and Director
  Claudio Morandi                   2001          232,763      218,791         14,334                --              --
  President                         2000          212,333      133,974          5,278            25,000           2,290
  MFC Bank                          1999          179,171      154,085         10,102                --              --
  Roy Zanatta                       2001          233,938       49,393             --                --              --
  Secretary and                     2000           85,161       10,000             --                --              --
  Director                          1999          104,852      119,844             --                --              --
  John Musacchio                    2001          291,557           --             --                --              --
  Vice-President                    2000          272,803           --             --                --              --
                                    1999          283,833           --             --                --              --
  Peter Jessop                      2001          146,500      121,551          5,973                --              --
  Vice-President                    2000          126,660       89,315          5,278            25,000              --
                                    1999          122,820       90,800          5,942                --              --
---------------------------------------------------------------------------------------------------------------------------------

---------------

(1) On a cash basis, unless otherwise stated.

DIRECTORS' COMPENSATION

     We did not pay any compensation to our directors for their services as directors during the year ended December 31, 2001, nor are there any arrangements for any such compensation to be paid. Our directors are, however, reimbursed for reasonable expenses incurred in connection with their services as directors.

OPTIONS TO PURCHASE SECURITIES

     We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 2,762,000. Each option upon its exercise entitles the grantee to one common share. The exercise price of an option may not be less than the closing market price of our common shares on the Nasdaq National Market on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the Nasdaq National Market for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. We did not grant any options in 2001.

EMPLOYEES

     We currently employ approximately 145 people. As at December 31, 2001, 2000 and 1999, we employed approximately 144, 36 and 37 people, respectively. We are not party to any collective agreements with any labour unions.

SHARE OWNERSHIP

     The following table sets forth information as of April 9, 2002 concerning the beneficial ownership of our common shares by each of our Named Executives and directors:

                                                                NUMBER OF      PERCENTAGE
NAME OF BENEFICIAL OWNER                                      COMMON SHARES     OF CLASS
------------------------                                      -------------    ----------
Michael J. Smith............................................     612,000          4.8%
Claudio Morandi.............................................          --(1)        --
Roy Zanatta.................................................          --(2)        --
John Musacchio..............................................          --(3)        --
Sok Chu Kim.................................................          --           --
Oq-Hyun Chin................................................          --           --
Dr. Stefan Feuerstein.......................................          --(4)        --

---------------
(1) Mr. Morandi has incentive stock options entitling him to acquire an aggregate of up to 145,000 of our common shares at an exercise price of U.S.$7.25 per share in respect of options to purchase up to 45,000 shares expiring July 25, 2002, U.S.$6.00 per share in respect of options to purchase up to 75,000 shares expiring October 28, 2003 and U.S.$7.00 per share in respect of options to purchase up to 25,000 shares expiring April 11, 2005.
(2) Mr. Zanatta has incentive stock options entitling him to acquire an aggregate of up to 125,000 of our common shares at an exercise price of U.S.$7.25 per share in respect of options to purchase up to 65,000 shares expiring July 25, 2002 and U.S.$6.00 per share in respect of options to purchase up to 60,000 shares expiring October 28, 2003.
(3) Mr. Musacchio has incentive stock options entitling him to acquire up to 50,000 of our common shares at an exercise price of U.S.$6.00 per share expiring October 28, 2003.
(4) Dr. Feuerstein has incentive stock options entitling him to acquire up to 50,000 of our common shares at an exercise price of U.S.$7.00 per share expiring March 29, 2005.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth certain information as at April 9, 2002 concerning the ownership of our common shares by each person known to us, based solely upon public records and filings, to be the direct and/or indirect owner of five percent or more of our common shares:

IDENTITY OF PERSON OR GROUP                                   AMOUNT OWNED    PERCENT OF CLASS
---------------------------                                   ------------    ----------------
Peter Kellogg...............................................    3,141,550(1)        25.0%
FMR Corp....................................................      763,800            6.0%

---------------
(1) In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,821,550 of the shares, or approximately 22.1% of our issued and outstanding common shares.

     Our officers and directors, as a group, own or control, directly or indirectly, an aggregate of 612,000 common shares and have options to purchase an additional 610,000 common shares, representing approximately 9.1% of our common shares on a fully diluted basis.

     All common shareholders have identical voting rights.

SHAREHOLDER DISTRIBUTION

     As at April 9, 2002, there were approximately 647 holders of record of our common shares and a total of 12,774,856 common shares were outstanding. Approximately 10,675,934 or 83.6% of our common shares are held of record by 566 U.S. holders, including depositories and clearing agencies.

RELATED PARTY TRANSACTIONS

     Other than as disclosed herein, to the best of our knowledge, there have been no material transactions since January 1, 2001 to which we were or are a party and in which a director or officer of MFC, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

     At December 31, 2001, we had notes payable to affiliates in the aggregate amount of approximately $13.0 million from whom we earned fees of $0.3 million during 2001. Our President and Chief Executive Officer is also the President and a director of both such affiliates. We had a payable to an affiliate of $0.3 million at December 31, 2001, which will be paid in the normal course.

     We receive dividends pursuant to the royalty interest from a 25% owned affiliate at a rate of 10% annually. Dividends earned amounted to $5.3 million in 2001.

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

DIVIDEND INFORMATION

     The actual timing, payment and amount of dividends paid on our common shares is determined by our board of directors, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our board of directors considers relevant. In June 1997, we paid a dividend of $0.01 per share and, in June 1998, we paid a dividend of U.S.$0.02 per share. We did not pay any cash dividends in 1999, 2000 or 2001.

     On December 17, 2001, we declared the Special Dividend to our shareholders consisting of 9,016,293 shares of common stock of Mymetics. The Special Dividend will be distributed pro rata among our shareholders on the basis of 0.6 common shares of Mymetics for each one of our common shares held by shareholders. Fractional interests will be rounded off. The record date for the Special Dividend is December 31, 2001 and the ex-dividend date and payment date will be the day after all conditions to the distribution of the Special Dividend have been satisfied, which include obtaining certain regulatory approvals and receipts. On December 21, 2001, we caused the Mymetics shares comprising the Special Dividend to be transferred to a special purpose trust to be held by trustees for distribution to our shareholders pursuant to a trust settlement. Mymetics is a biotechnology research and development company organized pursuant to the laws of Delaware whose shares are quoted on the OTC Bulletin Board under the symbol "MYMX". It is currently expected that the Special Dividend payment date will be in or around mid-2002.

ITEM 9.  THE OFFER AND LISTING

MARKETS AND PRICE HISTORY

     Our common shares are quoted on the Nasdaq National Market under the symbol "MXBIF" and on the Frankfurt Stock Exchange under the symbol "MFC GR". The following table sets forth the high and low sales prices of our common shares on the Nasdaq National Market for the periods indicated:

                                                                       NASDAQ
                                                                 NATIONAL MARKET(1)
                                                              ------------------------
                                                                 HIGH          LOW
                                                              ----------    ----------
ANNUAL HIGHS AND LOWS
1997........................................................  U.S.$11.56    U.S.$ 5.45
1998........................................................       14.38          4.69
1999........................................................       12.25          5.81
2000........................................................       10.00          6.75
2001........................................................       11.60          7.13
QUARTERLY HIGHS AND LOWS
2000
First Quarter...............................................  U.S.$10.00    U.S.$ 6.75
Second Quarter..............................................        8.38          6.81
Third Quarter...............................................        8.56          6.94
Fourth Quarter..............................................        8.88          7.50
2001
First Quarter...............................................        8.50          7.13
Second Quarter..............................................       11.00          7.63
Third Quarter...............................................       10.00          7.40
Fourth Quarter..............................................       11.60          7.90
2002
First Quarter...............................................       11.51          9.20
MONTHLY HIGHS AND LOWS
2001
October.....................................................  U.S.$10.40    U.S.$ 7.90
November....................................................       10.30          8.50
December....................................................       11.60          8.65
2002
January.....................................................       11.51         10.00
February....................................................       10.25          9.70
March.......................................................       10.35          9.20
April 1 to April 9..........................................       10.49         10.15

---------------

(1) Our common shares were quoted on the OTC Bulletin Board from May 1996 to May 1997. Since May 1997, our common shares have been quoted on the Nasdaq National Market.

ITEM 10.  ADDITIONAL INFORMATION

ARTICLES AND BYLAWS

     We are incorporated under the laws of the Yukon Territory, Canada and have been assigned corporate access number 29216.

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

EXCHANGE CONTROLS

     There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of MFC's common shares. However, any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our voting shares) pursuant to the Canada-U.S. Tax Convention (1980), as amended (the "Treaty"). See "Item 10. Additional Information -- Taxation".

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

     The ICA governs the acquisition of Canadian businesses by non-Canadians. Under the ICA, non-Canadian persons or entities acquiring "control" (as defined in the ICA) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. Investment Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization

("WTO"), including Americans, or WTO member-controlled companies) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

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

DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange

Commission. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in interest rates, foreign currency exchange rates and equity prices which may affect our results of operations and financial condition. We manage these risks through internal risk management policies. We also use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. At December 31, 2001, we held four forward foreign exchange contracts in the aggregate notional amount of $24.7 million which covers the period through May 31, 2002. We entered into these contracts for our own account to manage our exposure to foreign currency exchange risks. At December 31, 2000, we held three forward foreign exchange contracts in the aggregate notional amount of $21.1 million each of which was less than one month in duration. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.

INTEREST RATE RISK

     Fluctuations in interest rates may affect the fair value of fixed interest rate financial instruments sensitive to interest rates. An increase in interest rates may decrease the fair value of our financial instrument assets and increase the fair value of our financial instrument liabilities. A decrease in interest rates may increase the fair value of our financial instrument assets and decrease the fair value of our financial instrument liabilities. An increase in interest rates may also increase the risk of defaults on loans. However, since our loans are collateralized, we do not consider that the loans are subject to interest rate risk. Our financial instruments which may be sensitive to interest rate fluctuations are investments and debt obligations. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2001 and 2000, respectively, and expected cash flows from these instruments.

                            AS AT DECEMBER 31, 2001
                                 (IN THOUSANDS)

                                                                EXPECTED FUTURE CASH FLOW*
                           CARRYING    FAIR     ----------------------------------------------------------
                            VALUE      VALUE     2002      2003      2004     2005     2006     THEREAFTER
                           --------   -------   -------   -------   ------   ------   -------   ----------
Investments(1)...........  $60,530    $60,503   $27,246   $ 4,955   $5,688   $4,900   $ 4,900    $37,451
Debt obligations(2)......   63,381     46,954     7,759    18,351    1,735    1,735    33,718     23,856

---------------
* Including interest and dividends where applicable.
(1) Investments consist of debt securities and preferred stock.
(2) Debt obligations consist of the bonds and notes payable which bear fixed interest rates.

                            AS AT DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                 EXPECTED FUTURE CASH FLOW*
                             CARRYING    FAIR     --------------------------------------------------------
                              VALUE      VALUE     2001      2002     2003     2004     2005    THEREAFTER
                             --------   -------   -------   ------   ------   ------   ------   ----------
Investments(1).............  $44,147    $43,815   $40,793   $  534   $  977   $   --   $   --    $ 1,671
Debt obligations(2)........   21,131     13,946     1,690    1,690    1,690    1,690    1,690     24,935

---------------
* Including interest and dividends where applicable.
(1) Investments consist of debt securities.
(2) Debt obligations consist of the bonds which mature on April 1, 2008 and bear interest at 8% per annum.

FOREIGN CURRENCY EXCHANGE RATE RISK

     Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars, Euro and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets and liabilities. An appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument assets and liabilities. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments, loans, deposits and debt obligations. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2001 and 2000, respectively, and expected cash flows from these instruments:

                            AS AT DECEMBER 31, 2001
                                 (IN THOUSANDS)

                                                                EXPECTED FUTURE CASH FLOW*
                           CARRYING    FAIR     ----------------------------------------------------------
                            VALUE      VALUE     2002      2003      2004     2005     2006     THEREAFTER
                           --------   -------   -------   -------   ------   ------   -------   ----------
Investments(1)...........  $67,989    $66,867   $59,893   $    55   $  822   $   --   $    --    $ 7,356
Loans(2).................   45,460     45,460    37,687     9,913       --       --        --         --
Deposits(3)..............      524        524       524        --       --       --        --         --
Debt obligations(4)......   82,394     64,941    18,544    14,309    6,057    5,888    37,702     23,856

---------------
* Including interest and dividends where applicable.
(1) Investments consist of debt securities and equity securities, both of which are primarily denominated in U.S. dollars or Swiss francs.
(2) Loans are denominated in U.S. dollars or Swiss francs.
(3) Deposits consist of cash deposits with MFC Bank.
(4) Debt obligations consist of the bonds and notes payable, all of which are denominated in U.S. dollars or Euro.

                            AS AT DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                EXPECTED FUTURE CASH FLOW*
                            CARRYING    FAIR     ---------------------------------------------------------
                             VALUE      VALUE     2001      2002      2003     2004     2005    THEREAFTER
                            --------   -------   -------   -------   ------   ------   ------   ----------
Investments(1)............  $63,208    $73,882   $67,447   $   534   $  977   $   --   $   --    $ 4,690
Loans(2)..................   77,420     77,420    77,579       548    2,967       13       25         --
Deposits(3)        .......   45,509     45,509    45,509        --       --       --       --         --
Debt obligations(4).......   35,421     28,236     2,853    10,051    8,307    1,690    1,690     24,935

---------------
* Including interest and dividends where applicable.
(1) Investments consist of debt securities and equity securities, both of which are primarily denominated in U.S. dollars or Swiss francs.
(2) Loans are denominated in U.S. dollars or Swiss francs.
(3) Deposits consist of cash deposits with MFC Bank.
(4) Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars.

EQUITY PRICE RISK

     Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments and debt obligations. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 2001 and 2000, respectively, and expected cash flows from these instruments:

                            AS AT DECEMBER 31, 2001
                                 (IN THOUSANDS)

                                                                 EXPECTED FUTURE CASH FLOW*
                             CARRYING    FAIR     --------------------------------------------------------
                              VALUE      VALUE     2002      2003     2004     2005     2006    THEREAFTER
                             --------   -------   -------   ------   ------   ------   ------   ----------
Investments(1).............  $72,703    $71,110   $28,027   $4,900   $4,900   $4,900   $4,900    $49,596
Debt obligations(2)........   21,687     20,385     1,735    1,735    1,735    1,735    1,735     23,856

---------------
* Including interest and dividends where applicable.
(1) Investments consist of equity securities.
(2) Debt obligations consist of the bonds which are convertible into common shares of MFC at a fixed price.

                            AS AT DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                 EXPECTED FUTURE CASH FLOW*
                             CARRYING    FAIR     --------------------------------------------------------
                              VALUE      VALUE     2001      2002     2003     2004     2005    THEREAFTER
                             --------   -------   -------   ------   ------   ------   ------   ----------
Investments(1).............  $39,408    $49,242   $32,149   $   --   $   --   $   --   $   --    $ 7,259
Debt obligations(2)........   21,131     13,946     1,690    1,690    1,690    1,690    1,690     24,935

---------------
* Including interest and dividends where applicable.
(1) Investments consist of equity securities.
(2) Debt obligations consist of the bonds which are convertible into common shares of MFC at a fixed price.

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

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

1. Independent Auditors' Report on the Consolidated Financial Statements of MFC as at December 31, 2001, 2000 and 1999

2.   Consolidated Balance Sheets at December 31, 2001 and 2000 (audited)

3. Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999 (audited)

4. Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999 (audited)

5. Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999 (audited)

6.   Notes to Consolidated Financial Statements

7.   Independent Auditors' Report on Financial Statement Schedules

8.   Financial Statement Schedules:

     I     Condensed Financial Information of Registrant

     III   Supplementary Insurance Information

     IV   Reinsurance

     VI   Supplemental Information Concerning Property -- Casualty Insurance
Operations

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
MFC Bancorp Ltd.

     We have audited the consolidated balance sheets of MFC Bancorp Ltd. and Subsidiaries as at December 31, 2001 and 2000, and the consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, in accordance with generally accepted accounting principles in Canada, which differ from United States generally accepted accounting principles as described in Note 16 to the consolidated financial statements.

/s/ PETERSON SULLIVAN P.L.L.C.
Seattle, Washington
March 27, 2002

                       MFC BANCORP LTD. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000
                                 (IN THOUSANDS)

                                                           U.S. DOLLARS
                                                           (INFORMATION      CANADIAN DOLLARS
                                                              ONLY)       -----------------------
                                                               2001          2001         2000
                                                           ------------   ----------   ----------
                                       ASSETS
Cash and cash equivalents................................   $   48,453    $   77,166   $   68,524
Securities...............................................       47,598        75,805       80,384
Loans....................................................       43,788        69,737      119,113
Receivables..............................................       27,861        44,371       20,321
Due from investment dealers..............................          310           493       13,510
Commodity investments....................................        3,420         5,447           --
Properties held for development and sale.................       14,115        22,480        9,243
Resource property........................................       23,516        37,451           --
Goodwill.................................................       17,623        28,066       17,032
Equity method investments................................       19,401        30,898           --
Prepaid and other........................................        1,711         2,725        3,936
                                                            ----------    ----------   ----------
                                                            $  247,796    $  394,639   $  332,063
                                                            ==========    ==========   ==========
                        LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Accounts payable and accrued expenses..................   $   26,152    $   41,649   $   16,155
  Debt...................................................       61,535        98,000       35,421
  Future income tax liability............................        3,358         5,348           --
  Deposits...............................................          329           524       63,572
                                                            ----------    ----------   ----------
       Total liabilities.................................       91,374       145,521      115,148
                                                            ----------    ----------   ----------
Minority interests.......................................        1,960         3,121        3,781
Shareholders' Equity
  Common stock, without par value; authorized unlimited
     number..............................................       48,143        76,673       65,138
  Cumulative translation adjustment......................        2,795         4,452         (771)
  Retained earnings......................................      103,524       164,872      148,767
                                                            ----------    ----------   ----------
                                                               154,462       245,997      213,134
                                                            ----------    ----------   ----------
                                                            $  247,796    $  394,639   $  332,063
                                                            ==========    ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                       MFC BANCORP LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                   (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)

                                                  U.S. DOLLARS
                                                  (INFORMATION             CANADIAN DOLLARS
                                                     ONLY)          ------------------------------
                                                      2001            2001       2000       1999
                                               ------------------   --------   --------   --------
Financial services revenue...................       $134,526        $214,246   $156,220   $125,526
Expenses
  Financial services.........................         89,186         142,038     88,942     65,262
  General and administrative.................         14,333          22,826     21,194     19,305
  Interest expense...........................          3,371           5,369      4,218      4,867
                                                    --------        --------   --------   --------
                                                     106,890         170,233    114,354     89,434
                                                    --------        --------   --------   --------
Income from continuing operations before
  income taxes...............................         27,636          44,013     41,866     36,092
Recovery of (provision for) income taxes.....            485             772     (1,689)     1,016
                                                    --------        --------   --------   --------
                                                      28,121          44,785     40,177     37,108
Minority interests...........................            316             503     (1,014)      (780)
                                                    --------        --------   --------   --------
Income from continuing operations............         28,437          45,288     39,163     36,328
Discontinued operations
  Loss from operations of discontinued
     internet banking........................             --              --         --     (4,234)
  Loss from disposal of internet banking
     operations..............................             --              --         --       (705)
                                                    --------        --------   --------   --------
  Loss from discontinued operations..........             --              --         --     (4,939)
                                                    --------        --------   --------   --------
       Net income............................       $ 28,437        $ 45,288   $ 39,163   $ 31,389
                                                    ========        ========   ========   ========
Earnings per share Basic
     Income from continuing operations.......       $   2.25        $   3.59   $   3.24   $   3.00
     Loss from discontinued operations.......             --              --         --       (.41)
                                                    --------        --------   --------   --------
       Net income............................       $   2.25        $   3.59   $   3.24   $   2.59
                                                    ========        ========   ========   ========
  Fully diluted
     Income from continuing operations.......       $   2.10        $   3.35   $   3.03   $   2.83
     Loss from discontinued operations.......             --              --         --       (.37)
                                                    --------        --------   --------   --------
       Net income............................       $   2.10        $   3.35   $   3.03   $   2.46
                                                    ========        ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       MFC BANCORP LTD. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                        (CANADIAN DOLLARS, IN THOUSANDS)

                                             COMMON STOCK
                                         --------------------               CUMULATIVE
                                         NUMBER OF              RETAINED    TRANSLATION
                                           SHARES     AMOUNT    EARNINGS    ADJUSTMENT     TOTAL
                                         ----------   -------   ---------   -----------   --------
BALANCE AT DECEMBER 31, 1998...........  12,056,623   $65,706   $ 78,215     $ 10,475     $154,396
Net income.............................          --        --     31,389           --       31,389
Shares issued for exercise of stock
  options..............................       8,000        70         --           --           70
Shares issued for cash.................       2,533        26         --           --           26
Repurchase of shares...................     (26,000)     (304)        --           --         (304)
Translation adjustment.................          --        --         --      (14,766)     (14,766)
                                         ----------   -------   --------     --------     --------
BALANCE AT DECEMBER 31, 1999...........  12,041,156    65,498    109,604       (4,291)     170,811
Net income.............................          --        --     39,163           --       39,163
Shares issued for exercise of stock
  options..............................      47,000       436         --           --          436
Shares issued for cash.................     500,000     5,230         --           --        5,230
Repurchase of shares...................    (500,000)   (6,026)        --           --       (6,026)
Translation adjustment.................          --        --         --        3,520        3,520
                                         ----------   -------   --------     --------     --------
BALANCE AT DECEMBER 31, 2000...........  12,088,156    65,138    148,767         (771)     213,134
Net income.............................          --        --     45,288           --       45,288
Shares issued for exercise of stock
  options..............................   1,089,000    11,535         --           --       11,535
Translation adjustment.................          --        --         --        5,223        5,223
Dividend in equity securities, at
  carrying value.......................          --        --    (29,183)          --      (29,183)
                                         ----------   -------   --------     --------     --------
BALANCE AT DECEMBER 31, 2001...........  13,177,156   $76,673   $164,872     $  4,452     $245,997
                                         ==========   =======   ========     ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       MFC BANCORP LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                        (CANADIAN DOLLARS, IN THOUSANDS)

                                                                 2001       2000       1999
                                                               --------   --------   --------
Cash flows from continuing operating activities
  Income from continuing operations.........................   $ 45,288   $ 39,163   $ 36,328
  Adjustments for:
     Amortization and depreciation..........................      2,049      2,041      2,361
     Fee income received in common shares of an affiliate...         --         --     (3,169)
     Gain on debts..........................................    (22,409)        --         --
     Minority interests.....................................       (503)     1,014        780
     Dividend from equity method investee...................      1,021         --         --
     Change in operating assets and liabilities, net of
       effects of acquisitions
       Due from investment dealers..........................     12,938      3,668    (11,052)
       Securities...........................................     (2,980)   (12,209)     6,730
       Receivables..........................................     35,377     (3,481)     1,668
       Properties held for development and sale.............       (406)    (1,232)        28
       Accounts payable and accrued expenses................     (8,466)     2,064       (951)
       Deferred income tax liability........................     (1,417)        --         --
       Other................................................       (777)      (275)    (2,782)
                                                               --------   --------   --------
Cash flows from continuing operating activities.............     59,715     30,753     29,941
Cash flows from investing activities of continuing
  operations
  Net decrease (increase) in loans..........................     25,099    (31,661)   (34,659)
  Purchases of subsidiaries, net of cash acquired...........     (1,018)        --       (738)
  Other.....................................................       (425)       430       (331)
                                                               --------   --------   --------
Cash flows from investing activities of continuing
  operations................................................     23,656    (31,231)   (35,728)
Cash flows from financing activities of continuing
  operations
  Net increase (decrease) in deposits.......................    (62,385)    13,282     34,332
  Borrowings................................................     12,310      8,135        969
  Debt repayments...........................................    (37,562)    (4,089)    (8,199)
  Issuance of common stock..................................     11,535         --         --
  Repurchase of common shares, net..........................         --       (360)      (208)
  Other.....................................................         --       (111)       (66)
                                                               --------   --------   --------
Cash flows from financing activities of continuing
  operations................................................    (76,102)    16,857     26,828
Exchange rate effect on cash and cash equivalents...........      1,373      2,578     (7,064)
                                                               --------   --------   --------
Increase in cash and cash equivalents from continuing
  operations................................................      8,642     18,957     13,977
Net cash used in discontinued operations....................         --         --     (3,281)
                                                               --------   --------   --------
Increase in cash and cash equivalents.......................      8,642     18,957     10,696
Cash and cash equivalents, beginning of year................     68,524     49,567     38,871
                                                               --------   --------   --------
Cash and cash equivalents, end of year......................   $ 77,166   $ 68,524   $ 49,567
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

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in entities where the Company owns at least a 20% voting interest, but does not have control, are accounted for under the equity method. The amount of earnings from equity investees during 2001 was not material. All significant intercompany accounts and transactions of continuing operations have been eliminated.

BUSINESS COMBINATIONS

     During 2001, the Canadian Institute of Chartered Accountants ("CICA") issued a new accounting standard on business combinations which is effective for transactions occurring after June 30, 2001. Under this standard, the purchase method of accounting must be used for all business combinations. This method involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at date of acquisition with any excess being recognized as goodwill. The Company accounted for all acquisitions prior to July 1, 2001, using the purchase method.

     The CICA adopted another new standard in 2001 which deals with accounting for goodwill and other intangible assets which the Company has adopted for periods beginning January 1, 2002. This standard provides that for those business combinations completed before July 1, 2001, where the carrying amount of acquired intangible assets does not meet certain criteria for separate recognition, the assets should be reclassified to goodwill, while items meeting the definition of intangible but originally recorded as goodwill should be reclassified and accounted for as intangible assets according to their nature. The Company does not expect to reclassify significant amounts from goodwill.

     Further, under this standard, goodwill and intangible assets with indefinite lives that are included on the Company's consolidated balance sheet will no longer be amortized to income over time beginning January 1, 2002. However, these assets will be subject to an annual impairment review to determine that fair value remains greater than, or equal to, carrying value. Any excess of carrying value over fair value will be expensed in the period the impairment is determined. Amortization of goodwill acquired prior to July 1, 2001, will stop beginning January 1, 2002. Amortization expense associated with this goodwill amounted to $950, $942 and $908 during 2001, 2000 and 1999, respectively, based on estimated benefit periods of 15 to 40 years. The accumulated amortization was $5,246 and $4,296 at December 31, 2001 and 2000, respectively. Any goodwill or intangible assets with indefinite lives arising from acquisitions after June 30, 2001, were not amortized under this standard in 2001. Management reviewed goodwill and determined that no writedowns were deemed necessary at December 31, 2001.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less and are generally interest bearing. The Company regularly maintains cash balances in other financial institutions in excess of insured limits. Interest paid on a cash basis was $4,667, $4,990 and $5,449 for the years ended December 31, 2001, 2000 and 1999, respectively. Income tax amounts paid were none, $81 and $27 during 2001, 2000 and 1999, respectively.

     During 2001, the Company received securities totaling $5,506 in repayment of a loan. During 2000, the Company exchanged 402,500 of preferred shares of an affiliate for $1,779 in cash and 2,597,060 common shares of that affiliate. The Company received collateral in the extinguishment of a receivable in the amount $2,490 in 1999.

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

     No loans were considered impaired at December 31, 2001 and 2000, and the Company did not consider it necessary to reserve for any specific loans, country risks or general risks.

DERIVATIVES

     During 2001 and 2000, the Company entered into forward foreign currency exchange contracts in the notational amounts of $24,655 and $21,114, respectively. These contracts were entered into by the Company for its own account consistent with its policy to manage foreign currency exchange risks. Any losses are recognized in the period of change in fair value with any gains in fair value being recognized only to the extent of prior recorded losses. The Company had four contracts at December 31, 2001, which cover the period through May 31, 2002. The Company does not anticipate nonperformance on these contracts. The Company recorded a loss from a change in the fair value of these contracts amounting to $1,070 during 2001. The Company had three contracts at December 31, 2000, which were less than one month in duration and fair value approximated replacement value.

COMMODITY INVESTMENTS

     Commodity investments consist of basic materials held for sale in the near-term. These investments are stated at the lower of cost (specific identification) or market.

PROPERTIES HELD FOR DEVELOPMENT AND SALE

     Properties held for development and sale are stated at cost unless the estimated future undiscounted cash flows expected to result from disposition is less than carrying value in which case a loss is recognized based on the fair value of similar property in the same geographic region. No such losses have been recorded in these consolidated financial statements.

RESOURCE PROPERTY

     Resource property is stated at cost. Amortization is provided on the straight-line basis over the period revenue is to be received which will end in 2055. However, if expected future undercounted cash flows are less than carrying value, a loss will be recognized.

FOREIGN CURRENCY TRANSLATION

     The Company translates foreign assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these conversions are included in the equity section of the consolidated balance sheet. Realized gains or losses have been included in general and administrative expenses in the consolidated statements of income. The translation adjustments did not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely.

TAXES ON INCOME

     The Company uses the asset and liability method to provide for income taxes on all transactions recorded in these consolidated financial statements. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses to be carried forward to future years for tax purposes that are likely to be realized using expected tax rates in which the temporary differences are expected to be recovered or settled.

STOCK BASED COMPENSATION

     The Company follows the intrinsic value based method of accounting for compensation resulting from the granting of stock options. No compensation expense has been recognized in these consolidated financial statements for the granting of options because the exercise price of the options approximated the market price for the common shares at the grant date.

EARNINGS PER COMMON SHARE

     In 2000, the CICA adopted a new accounting standard with respect to the computation of earnings per share. Under this standard, the most significant change is that the treasury stock method is to be used, instead of the imputed earnings approach, for determining the dilutive effect of warrants and options. As allowed, the Company has adopted this new standard retroactively and has restated fully diluted earnings per share for prior periods. The change has resulted in an increase in fully diluted earnings per share from continuing operations of $.25 and $.23 for the years ended December 31, 2000 and 1999, respectively, and a decrease in diluted loss per share from discontinued operations of $.05 for the year ended December 31, 1999.

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

ESTIMATES

     The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

     Other than the new standards discussed in the prior paragraphs, the CICA has also issued the following accounting standards:

     - A standard which will require the Company to document hedging relationships and explicitly demonstrate that they are sufficiently effective in order to use accrual accounting for positions hedged with derivatives. Otherwise, the derivative instrument will be marked-to-market through the current year's statement of income. This standard is applicable for years beginning after July 1, 2002. The effect on the Company's consolidated financial statements is not yet determinable.

     - A standard with respect to stock-based compensation which will be effective beginning after January 1, 2002. Under this standard, stock based awards to non-employees must be accounted for using the fair-value based method. Because the compensation expense is dependent on the Company's share price at the issuance date, the effect of this standard is not determinable.

NOTE 2.  ACQUISITIONS

     In October 2001, the Company acquired 80.3% of the outstanding common shares of Prada Holdings, Ltd. ("Prada"), a Canadian corporation. The results of Prada's operations have been included in the Company's consolidated financial statements since the acquisition date. Prada's primary asset is an investment in a resource property represented by preferred shares of a 25% owned affiliate which provides for dividends at the rate of 10% annually. Dividends earned amounted to $5,294 in 2001 and $5,400 in each 2000 and 1999. The affiliate has the rights to royalties paid by the operator of an iron ore mine located in Canada. This acquisition is consistent with the Company's business of proprietary investing. The purchase price of $2,405 was paid in cash. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

Current assets..............................................    $ 5,233
Equity method investment....................................        625
Resource property...........................................     37,925
                                                                -------
     Total assets acquired..................................     43,783
Current liabilities.........................................     30,570
Long-term debt..............................................     10,808
                                                                -------
     Total liabilities assumed..............................     41,378
                                                                -------
     Net assets acquired....................................    $ 2,405
                                                                =======

     In October 2001, the Company acquired 53.3% of the outstanding common shares of Trimble Resources Corporation ("Trimble"). The results of Trimble's operations have been included in these consolidated financial statements since the acquisition date. Trimble's primary asset is an equity investment in a United States company which has an interest in an entity which earns royalties from an oil field located in Yemen. This acquisition is consistent with the Company's business of proprietary investing.

     The equity investment may be affected by the following risks:

     - The business may be affected by the availability of a ready market for the petroleum products sold, the prices received and ultimate production; which factors are beyond the control of the Company and the effects of which cannot be accurately predicted.

     - Since the oil fields are located in Yemen, there are uncertainties with respect to the political, legal, tax or regulatory environment in that country which could affect the United States company's ability to continue profitable operations.

     The aggregate purchase price was $1,041 paid in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets..............................................  $30,462
Equity method investment....................................   30,811
Goodwill....................................................    6,550
                                                              -------
          Total assets acquired.............................   67,823
Current liabilities.........................................    1,026
Long-term debt..............................................   61,086
Future income tax liability.................................    4,670
                                                              -------
          Total liabilities assumed.........................   66,782
                                                              -------
          Net assets acquired...............................  $ 1,041
                                                              =======

     None of the goodwill is deductible for income tax purposes. The future income tax liability is a result of the difference between the fair value of the equity investment and its income tax basis for United States income tax purposes.

     In November 2001, the Company acquired 95.5% of Hovis GmbH ("the Hovis Group"). The Hovis Group consists of several companies located primarily in Austria which are engaged in commodity trading activities with an emphasis in forest products and certain minerals. The Hovis Group was acquired to further enhance the Company's merchant banking activities. The results of operations of the Hovis Group have been included in the Company's consolidated financial statements since the acquisition date.

     The aggregate purchase price of $11,436 was paid in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets..............................................  $77,680
Properties..................................................      876
Goodwill....................................................    6,246
                                                              -------
          Total assets acquired.............................   84,802
Current liabilities.........................................   33,348
Bank debt...................................................   40,018
                                                              -------
          Total liabilities assumed.........................   73,366
                                                              -------
          Net assets acquired...............................  $11,436
                                                              =======

     Under the terms of the Hovis Group acquisition agreement, the sellers may receive up to an additional 44.5% of ownership contingent on achieving a specified amount of net worth, as defined. If this occurs, the Company will have a 51% ownership interest. Also, the sellers may put their ownership interests to the Company at a price to be determined between the parties. Should this occur, the Company would adjust the purchase price accordingly. Finally, goodwill is not expected to be deductible for income tax purposes.

     The following unaudited proforma information presents the results of operations of the Company as if the acquisitions had taken place on January 1, 2001 and 2000, respectively. The proforma information is not necessarily indicative of the results that would have occurred had the acquisitions taken place at the beginning of the periods presented. Further, the proforma information is not necessarily indicative of future results.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
Revenues....................................................   $375,783     $435,368
Net income..................................................   $ 38,670     $ 44,485
Earning per share
  Basic.....................................................   $   3.06     $   3.68
  Diluted...................................................   $   2.88     $   3.42

NOTE 3.  SECURITIES

                                                                 UNREALIZED GAINS AND LOSSES ON
                                                                       NON-BANK SECURITIES
                                 -----------------------------------------------------------------------------------------------
                                                      2001                                             2000
                                 ----------------------------------------------   ----------------------------------------------
                                 ORIGINAL     GROSS        GROSS      ESTIMATED                GROSS        GROSS      ESTIMATED
                                 CARRYING   UNREALIZED   UNREALIZED    MARKET     CARRYING   UNREALIZED   UNREALIZED    MARKET
                                  VALUE       GAINS        LOSSES       VALUE      VALUE       GAINS        LOSSES       VALUE
                                 --------   ----------   ----------   ---------   --------   ----------   ----------   ---------
Short-term securities
  Debt.........................  $   250       $108        $   --      $   358    $10,701     $    --        $321       $10,380
  Preferred shares.............    1,816         --            28        1,788      1,500          --          55         1,445
  Common shares................   14,737         --         3,948       10,789     20,099      10,183          --        30,282
                                 -------       ----        ------      -------    -------     -------        ----       -------
                                  16,803        108         3,976       12,935     32,300      10,183         376        42,107
Long-term securities
  Debt.........................      795         --            34          761         --          --          --            --
  Preferred shares.............      601         --            --          601      1,671          --          --         1,671
  Common shares................   11,524         --         1,593        9,931      5,588          --         294         5,294
                                 -------       ----        ------      -------    -------     -------        ----       -------
                                  12,920         --         1,627       11,293      7,259          --         294         6,965
                                 -------       ----        ------      -------    -------     -------        ----       -------
Total non-bank securities......  $29,723       $108        $5,603      $24,228    $39,559     $10,183        $670       $49,072
                                 =======       ====        ======      =======    =======     =======        ====       =======

     At December 31, 2001 and 2000, non-bank securities included common shares in an affiliate with a cost of $2,935 and $1,892, respectively. At December 31, 2000, non-bank securities included preferred shares in an affiliate stated at cost of $1,671, because no market existed for the shares.

     Bank trading securities at December 31, 2001, consisted of debt securities amounting to $21,925 and equity securities of $28,025. The debt securities are due $2,121 in 2002, $4,936 in 2004, $1,619 in 2005, $8,356 in 2006, and $4,893
in 2008. At December 31, 2000, debt trading securities at the bank amounted to $30,275 and trading equity securities amounted to $10,550. The change in carrying value of bank trading securities amounting to $12,567, $(4,311) and $912 for the years ended December 31, 2001, 2000 and 1999, respectively, was included in the results of operations.

NOTE 4.  LOANS

                                                               2001        2000
                                                              -------    --------
Bank loans, collateralized with traded securities...........  $11,606    $ 54,858
Non-bank loans, due from four companies $55,026 and due from two companies $32,950 at December 31, 2001 and 2000,
  respectively, collateralized by traded securities,
  receivables, inventories and other tangible assets........   58,131      64,255
                                                              -------    --------
                                                              $69,737    $119,113
                                                              =======    ========

     Loan maturities:

                                                   WITHIN 1 YEAR    1 - 5 YEARS    2001 TOTAL
                                                   -------------    -----------    ----------
Bank loans.......................................     $ 3,906         $7,700        $11,606
Non-bank loans...................................      56,164          1,967         58,131
                                                      -------         ------        -------
                                                      $60,070         $9,667        $69,737
                                                      =======         ======        =======

     The non-bank loans generally earn interest ranging from 5.0% to 8.0% as of December 31, 2001. Bank loans generally earn interest ranging from 4.375% to 7.35% as of December 31, 2001.

NOTE 5.  RECEIVABLES

                                                               2001       2000
                                                              -------    -------
Commodity transactions......................................  $31,488    $    --
Short-term advances.........................................    2,979      1,413
Investment income...........................................    5,035      8,859
Affiliates..................................................       --        800
Pension plan recovery.......................................    1,587      1,575
Fees........................................................       --      1,135
Contract receivable.........................................       --      5,222
Other.......................................................    3,282      1,317
                                                              -------    -------
                                                              $44,371    $20,321
                                                              =======    =======

NOTE 6.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                               2001       2000
                                                              -------    -------
Accounts payable............................................  $26,064    $ 7,025
Affiliates..................................................      301      5,448
Interest....................................................    8,557      1,015
Property and other taxes....................................    2,177      1,664
Due securities brokers......................................      445        296
Commissions and severance...................................    1,293         --
Other.......................................................    2,812        707
                                                              -------    -------
                                                              $41,649    $16,155
                                                              =======    =======

NOTE 7.  DEPOSITS

                                                              2001     2000
                                                              ----    -------
Clients.....................................................  $164    $62,783
Banks.......................................................   360        789
                                                              ----    -------
                                                              $524    $63,572
                                                              ====    =======

     All deposits at December 31, 2001, were payable on demand and non-interest bearing.

NOTE 8.  DEBT

                                                               2001       2000
                                                              -------    -------
Bonds payable, US$13,617 and US$14,085 as at December 31,
  2001 and 2000, respectively, interest at 8% due
  semi-annually in October and April, principal due April
  2008, unsecured, non-recourse. Convertible into common
  stock of the Company at $21.05 (1,030,038 common shares
  reserved at December 31, 2001)                              $21,687    $21,131
Bonds payable, US$13,190 at December 31, 2001, interest at
  8%, principal and interest due December 2006, unsecured,
  non-recourse                                                 21,007         --
Notes payable under lines of credit due to banks in 2002,
  interest from 3.13% to 7.25%, secured by commodity
  investment accounts receivable                               11,114         --
Notes payable to a bank, interest at six month Euribor plus
  1.1% (resulting in a rate of 4.356% at December 31, 2001), interest and principal payments of $1,950 due
  semiannually, due in full December 2006, secured by
  commodity investment accounts receivable                     15,599         --
Bonds payable, interest at 15% paid semiannually, unsecured,
  non-recourse. Entire amount paid in January 2002              7,906         --
Non-recourse notes payable, interest at 8% payable annually,
  principal due May 2003, unsecured                                --      6,445
Note payable, interest at 8.25%, interest payable quarterly,
  principal due January 2003, unsecured                         8,377      7,845
Note payable, interest at 7%, principal and interest due
  December 2003, unsecured, non-recourse                        7,700         --
Note payable, interest at 8%, payable on demand, unsecured,
  non-recourse                                                  4,610         --
                                                              -------    -------
                                                              $98,000    $35,421
                                                              =======    =======

     As of December 31, 2001, the principal maturities of debt are as follows:

MATURITY                                                      AMOUNT
--------                                                      -------
2002........................................................  $23,629
2003........................................................   19,977
2004........................................................    3,900
2005........................................................    3,900
2006........................................................   24,907
Thereafter..................................................   21,687
                                                              -------
                                                              $98,000
                                                              =======

     The notes payable of $8,377 and $4,610 at December 31, 2001, and $7,845 at December 31, 2000, are to affiliates where the Company's president is also the president and director of the creditor. The Company also earned fees of $323 and $1,111 from these affiliates in 2001 and 2000, respectively, which were paid in cash.

NOTE 9.  INCOME TAXES

     Income before income taxes, minority interests and discontinued operations consists of:

                                                         2001       2000       1999
                                                        -------    -------    -------
Canadian..............................................  $ 6,214    $ 5,739    $ 7,294
Foreign...............................................   37,799     36,127     28,798
                                                        -------    -------    -------
                                                        $44,013    $41,866    $36,092
                                                        =======    =======    =======

     The recovery of (provision for) income taxes consists of the following:

                                                           2001      2000       1999
                                                           -----    -------    ------
Current
  Canadian...............................................  $(220)   $    40    $  293
  Foreign................................................   (427)      (401)     (314)
Future
  Canadian...............................................    525          4       204
  Foreign................................................    894     (1,332)      833
                                                           -----    -------    ------
                                                           $ 772    $(1,689)   $1,016
                                                           =====    =======    ======

     A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

                                                       2001        2000        1999
                                                     --------    --------    --------
Income before income taxes and minority interests
  and discontinued operations......................  $ 44,013    $ 41,866    $ 36,092
                                                     ========    ========    ========
Computed provision for income taxes at statutory
  rates............................................  $(16,777)   $(18,756)   $(16,169)
(Increase) decrease in taxes resulting from:
  Nontaxable dividend income.......................     2,018       2,421       2,421
  Foreign source income............................    14,408      16,193      12,901
  Other, net.......................................     1,123      (1,547)      1,863
                                                     --------    --------    --------
Recovery of (provision for) income taxes...........  $    772    $ (1,689)   $  1,016
                                                     ========    ========    ========

     The tax effect of temporary differences that give rise to significant components of future tax liabilities and assets are as follows:

                                                                 2001        2000
                                                               --------    --------
Future income tax liability, difference in tax basis of
  assets acquired in the United States......................   $ (5,348)   $     --
Future income tax asset, non-capital tax loss carryforwards:
  Canada....................................................     10,254       2,803
  Switzerland...............................................      1,020       4,361
  United States.............................................      5,440       5,246
  Austria...................................................      3,100          --
                                                               --------    --------
                                                                 19,814      12,410
  Valuation allowance.......................................    (19,814)    (12,410)
                                                               --------    --------
     Net future income tax asset............................         --          --
                                                               --------    --------
     Net future income tax liability........................   $ (5,348)   $     --
                                                               ========    ========

     Management believes that, due to the nature of its operations, the Company's available tax loss carryforwards may not be utilized prior to their expiration dates. Therefore, the resulting tax benefit has been fully reserved at December 31, 2001 and 2000.

     At December 31, 2001, the Company had estimated accumulated non-capital losses which expire as follows:

YEAR                                      CANADA     UNITED STATES    SWITZERLAND    AUSTRIA
----                                      -------    -------------    -----------    -------
2002...................................   $    --       $    --         $   --       $   --
2003...................................     1,100            --             --           --
2004...................................     4,300            --          3,400           --
2005...................................     8,500            --             --           --
2006...................................     7,300            --             --           --
2007...................................     4,700            --             --           --
2008...................................     1,000            --             --           --
2010-2020..............................        --        16,001             --           --
Indefinite.............................        --            --             --        9,120
                                          -------       -------         ------       ------
                                          $26,900       $16,001         $3,400       $9,120
                                          =======       =======         ======       ======

NOTE 10.  EARNINGS PER COMMON SHARE

     Earnings per share data for years ended December 31 from continuing operations is summarized as follows:

                                                         2001       2000       1999
                                                        -------    -------    -------
Income from continuing operations....................   $45,288    $39,163    $36,328
Less dividend paid on preferred shares held by
  subsidiary's minority shareholders.................        --        (79)      (117)
                                                        -------    -------    -------
Basic earnings from continuing operations............    45,288     39,084     36,211
Effect of dilutive securities, interest on
  convertible bonds..................................     1,634      1,599      1,708
                                                        -------    -------    -------
Diluted earnings from continuing operations..........   $46,922    $40,683    $37,919
                                                        =======    =======    =======

                                                                 SHARES
                                                 --------------------------------------
                                                    2001          2000          1999
                                                 ----------    ----------    ----------
Basic earnings per share, weighted average
  number of shares outstanding................   12,621,633    12,054,898    12,058,370
Effect of dilutive securities:
  Convertible bonds...........................    1,030,038     1,047,542     1,055,333
  Options.....................................      350,764       335,240       308,392
                                                 ----------    ----------    ----------
Weighted average number of shares
  outstanding -- diluted......................   14,002,435    13,437,680    13,422,095
                                                 ==========    ==========    ==========

NOTE 11.  STOCK BASED COMPENSATION

1996 STOCK OPTION PLAN

     During 1996, the Company issued options to employees and directors to acquire 900,000 common shares of stock at $9.41 which vested upon grant and have a five-year term. All of these options were exercised in 2001. No additional options to acquire shares will be offered under this plan.

1997 AMENDED STOCK OPTION PLAN

     The Company has a 1997 stock option plan which enables certain employees and directors to acquire common shares. Under the plan, options vest on grant and have a five-year term. The Company is authorized to issue up to 2,762,000 shares under this plan.

     During 2000, options to acquire 30,000 shares at $13.31 and 100,000 shares at $10.50 were granted to officers and employees of the Company. At December 31, 2001, all of these options were outstanding and exercisable and have a remaining contractual life of 3.25 years. At grant date, the weighted fair value of these options was $3.34.

     During 1998, options to acquire 750,000 shares at $9.26 were granted to officers and employees of the Company. At December 31, 2001, 482,500 of these options were outstanding and exercisable and have a remaining contractual life of 1.75 years. At grant date, the weighted fair value of these options was $2.11.

     During 1997, options to acquire 742,500 shares at $11.10 were granted to officers and employees of the Company. At December 31, 2001, 412,500 of these options were outstanding and exercisable and have a remaining contractual life of .5 years. At grant date, the weighted fair value of these options was $2.59.

     Following is a summary of the status of the plan:

                                                                              WEIGHTED
                                                               NUMBER         AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ---------    --------------
Outstanding at December 31, 1998...........................   1,264,000       $  9.96
  Forfeited................................................    (125,000)        (9.87)
  Exercised................................................      (8,000)        (8.70)
                                                              ---------
Outstanding at December 31, 1999...........................   1,131,000          9.98
  Granted..................................................     130,000         11.15
  Exercised................................................     (47,000)        (9.38)
                                                              ---------
Outstanding at December 31, 2000...........................   1,214,000         10.12
  Exercised................................................    (189,000)       (11.17)
                                                              ---------
Outstanding at December 31, 2001...........................   1,025,000       $ 10.77
                                                              =========       =======

PROFORMA INFORMATION

     Had compensation expense been recognized on the basis of fair value of the options granted under both plans, proforma net income and per share data would have been as follows compared to the amounts reported:

NET INCOME                                               2001       2000       1999
----------                                              -------    -------    -------
As reported..........................................   $45,288    $39,163    $31,389
  Proforma -- Basic..................................   $45,071    $38,946    $30,605
  Proforma -- Diluted................................   $46,705    $40,466    $37,135
Earnings per share -- as reported
  Basic..............................................   $  3.59    $  3.24    $  2.59
  Diluted............................................   $  3.35    $  3.03    $  2.46
Earnings per share -- proforma
  Basic..............................................   $  3.57    $  3.22    $  2.54
  Diluted............................................   $  3.34    $  3.01    $  2.41

     The fair value of each option granted was estimated for proforma purposes on the grant date using the Black-Scholes Model. The assumptions used in calculating fair value in those years when options were granted were as follows:

                                                                 2000
                                                                -------
Risk-free interest rate.....................................     7.0%
Expected life of the options................................    2 years
Expected volatility.........................................    42.65%
Expected dividend yield.....................................     0.0%

NOTE 12.  COMMITMENTS AND CONTINGENCIES

LEASES

     Future minimum commitments under long-term non-cancelable leases are as follows for the next five years:

YEAR                                                            AMOUNT
----                                                            ------
2002........................................................    $  437
2003........................................................       421
2004........................................................       357
2005........................................................       317
2006........................................................       315
                                                                ------
                                                                $1,847
                                                                ======

     Rent expense was $439, $548 and $586 for the years ended December 31, 2001, 2000 and 1999, respectively.

LITIGATION

     The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2001.

REGULATIONS

     The Company's wholly-owned banking subsidiary is located in Switzerland. The subsidiary is subject to the rules and regulations of the Swiss Federal Banking Commission which require equity capital amounting to $11,240 to be maintained as of December 31, 2001.

NOTE 13.  INTEREST RATE SENSITIVITY POSITION

     Management has analyzed the bank subsidiary's interest rate sensitivity position at December 31, 2001. Because of the current nature (over 90% of assets and liabilities and off-balance sheet positions are due within three months) of the bank subsidiary's position, the total interest rate gap is not significant at December 31, 2001, assuming no interest rate hedging is undertaken over the next twelve months.

NOTE 14.  SEGMENTED INFORMATION

     The following table presents revenues attributed to Canada, the Company's country of domicile, and other geographic areas based upon the customer's location:

                                                         2001       2000       1999
                                                       --------   --------   --------
Canada..............................................   $ 17,183   $ 10,459   $ 17,851
Europe..............................................    192,714    136,671     88,075
United States.......................................      4,349      9,090     19,600
                                                       --------   --------   --------
                                                       $214,246   $156,220   $125,526
                                                       ========   ========   ========

     The following table presents total assets by geographic area based upon the location of the assets.

                                                       2001        2000        1999
                                                     --------    --------    --------
Canada...........................................    $143,201    $ 62,200    $ 57,244
Europe...........................................     220,561     231,508     170,849
United States....................................      30,877      38,355      42,014
                                                     --------    --------    --------
                                                     $394,639    $332,063    $270,107
                                                     ========    ========    ========

     During 2001 and 2000, one client represented approximately 13% and 11%, respectively, of financial services revenues.

NOTE 15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of other financial instruments at December 31 is summarized as follows:

                                                2001                           2000
                                    ----------------------------   ----------------------------
                                    CARRYING AMOUNT   FAIR VALUE   CARRYING AMOUNT   FAIR VALUE
                                    ---------------   ----------   ---------------   ----------
Cash and cash equivalents........       $77,166        $77,166        $ 68,524        $ 68,524
Loans............................        69,737         69,737         119,113         119,113
Deposits.........................           524            524          63,572          63,572
Debt.............................        98,000         80,547          35,421          28,236

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

NOTE 16.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

                                                                 DECEMBER 31
                                                        -----------------------------
RECONCILIATION OF NET INCOME                             2001       2000       1999
----------------------------                            -------    -------    -------
Income from continuing operations in accordance with
  Canadian GAAP.....................................    $45,288    $39,163    $36,328
Consolidation of investee...........................         --         --       (510)
Equity accounting for an investee...................         --       (440)        --
Gain on debts.......................................    (22,409)        --         --
Adjustment of gain on sale of shares in investee....        169         --      3,225
Change in unrealized gain (loss) on trading
  securities, net...................................     (2,246)     6,914      1,270
                                                        -------    -------    -------
Income from continuing operations...................     20,802     45,637     40,313
Loss from discontinued operations...................         --         --     (4,939)
                                                        -------    -------    -------
Income before extraordinary item....................     20,802     45,637     35,374
Extraordinary item, gain on debts...................     22,409         --         --
                                                        -------    -------    -------
Net income in accordance with U.S. GAAP.............    $43,211    $45,637    $35,374
                                                        =======    =======    =======
Basic earnings per common share U.S. GAAP
  Income from continuing operations.................    $  1.65    $  3.78    $  3.33
  Loss from discontinued operations.................         --         --       (.41)
  Extraordinary item................................       1.77         --         --
                                                        -------    -------    -------
                                                        $  3.42    $  3.78    $  2.92
                                                        =======    =======    =======
Diluted earnings per common share U.S. GAAP
  Income from continuing operations.................    $  1.60    $  3.51    $  3.12
  Loss from discontinued operations.................         --         --       (.37)
  Extraordinary item................................       1.60         --         --
                                                        -------    -------    -------
                                                        $  3.20    $  3.51    $  2.75
                                                        =======    =======    =======

                                                       2001        2000        1999
                                                     --------    --------    --------
Retained earnings in accordance with U.S. GAAP...    $163,342    $153,478    $107,841
                                                     ========    ========    ========

 COMPREHENSIVE INCOME

                                                        2001       2000        1999
                                                       -------    -------    --------
Net income in accordance with U.S. GAAP............    $43,211    $45,637    $ 35,374
Other comprehensive income, net of tax
  Foreign currency translation adjustment..........      5,223      3,520     (14,766)
  Unrealized holding gain (loss) on
     available-for-sale securities arising during
     the period....................................     (1,369)     2,435      (1,008)
                                                       -------    -------    --------
Other comprehensive income (loss)..................      3,854      5,955     (15,774)
                                                       -------    -------    --------
Comprehensive income...............................    $47,065    $51,592    $ 19,600
                                                       =======    =======    ========

     The change in accumulated other comprehensive income is as follows:

                                                 ACCUMULATED OTHER COMPREHENSIVE INCOME
                                           --------------------------------------------------
                                           FOREIGN CURRENCY        UNREALIZED
                                             TRANSLATION            LOSS ON
                                              ADJUSTMENT           SECURITIES         TOTAL
                                           ----------------    ------------------    --------
Balance at December 31, 1998...........        $ 10,475             $(1,678)         $  8,797
Change in other comprehensive loss.....         (14,766)             (1,008)          (15,774)
                                               --------             -------          --------
Balance at December 31, 1999...........          (4,291)             (2,686)           (6,977)
Change in other comprehensive income...           3,520               2,435             5,955
                                               --------             -------          --------
Balance at December 31, 2000...........            (771)               (251)           (1,022)
Change in other comprehensive income...           5,223              (1,369)            3,854
                                               --------             -------          --------
Balance at December 31, 2001...........        $  4,452             $(1,620)         $  2,832
                                               ========             =======          ========

SECURITIES

     U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. At December 31, 2001, approximately 27% of trading securities represented an investment in one company. Any unrealized holding gains or losses are to be reported as a component of comprehensive income until realized for available-for-sale securities, and included in earnings for trading securities.

     Non-bank securities included trading securities at fair value and are summarized as follows:

                                                                 DECEMBER 31
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
Debt securities.............................................  $   358   $10,380
Preferred shares............................................    1,788     1,445
Common shares...............................................   10,789    25,349
                                                              -------   -------
                                                              $12,935   $37,174
                                                              =======   =======

     The change in unrealized gain in trading securities is included in the income reconciliation above.

     The non-bank available-for-sale securities consist of common shares, preferred shares and debt securities, and the bank held no available-for-sale securities at December 31, 2001 or 2000. At December 31, 2001 securities in four companies represented 76% and in 2000 securities in two companies represented 79% of the total available-for-sale securities. The proceeds from the sale of these securities amounted to $5,703, $6,603 and $1,080, which resulted in realized gains (losses) of $775, $(364) and $96 during 2001, 2000 and 1999, respectively. The cost of these securities was $6,908, $8,700 and $13,164, which resulted in unrealized losses in accumulated other comprehensive income of $(1,620), $(251) and $(2,686) at December 31, 2001, 2000 and 1999, respectively.

NEW UNITED STATES ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," is to be applied starting with years beginning after December 15, 2001. This standard addresses how intangible assets, other than those acquired in a business combination, should be accounted for. Goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested annually for impairment. This standard is similar to the new CICA standard discussed in Note 1.

     Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," is effective for years beginning after June 15, 2002. This standard addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs. Management has not determined the effect, if any, this standard may have on the Company's financial statements.

     Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," is effective for years beginning after December 15, 2001. This standard supersedes the previous standard on this issue as well as others which dealt with accounting for discontinued operations and the elimination of an exception to consolidation. Management has not determined the effect, if any, this standard may have on the Company's financial statements.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
MFC Bancorp Ltd.

     Our report on the consolidated financial statements of MFC Bancorp Ltd. is
included on page      of this Form 20-F. In connection with our audits of such
financial statements, we have also audited the related financial statement schedules I, III, IV and VI of this Form 20-F.

     In our opinion, the financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ PETERSON SULLIVAN P.L.L.C.

Seattle, Washington
March 27, 2002

                                MFC BANCORP LTD.

           SCHEDULE I:  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                             (DOLLARS IN THOUSANDS)

                                 BALANCE SHEETS

                                                              AS AT DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                     ASSETS
Cash and securities.........................................  $152,971   $148,908
Receivables.................................................    44,864     33,831
Loans and notes receivable..................................    69,737    119,113
Commodity investments.......................................     5,447         --
Real estate held for development and sale...................    22,480      9,243
Resource property...........................................    37,451         --
Goodwill....................................................    28,066     17,032
Equity method investments...................................    30,898         --
Other.......................................................     2,725      3,936
                                                              --------   --------
                                                              $394,639   $332,063
                                                              ========   ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits....................................................  $    524   $ 63,572
Accounts payable and accrued expenses.......................    41,649     16,155
Deferred tax liability......................................     5,348         --
Debt........................................................    98,000     35,421
Minority interests..........................................     3,121      3,781
Shareholders' equity........................................   245,997    213,134
                                                              --------   --------
                                                              $394,639   $332,063
                                                              ========   ========

                            STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
Financial services revenue..................................  $214,246   $156,220   $125,526
Expenses
  General and administrative................................    22,826     21,194     19,305
  Financial services........................................   142,038     88,942     65,262
  Interest..................................................     5,369      4,218      4,867
  Income taxes (recovery)...................................      (772)     1,689     (1,016)
  Minority interest.........................................      (503)     1,014        780
                                                              --------   --------   --------
                                                               168,958    117,057     89,198
                                                              --------   --------   --------
Income from continuing operations...........................    45,288     39,163     36,328
Loss from discontinued operations...........................        --         --     (4,939)
                                                              --------   --------   --------
Net income..................................................  $ 45,288   $ 39,163   $ 31,389
                                                              ========   ========   ========

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
Net cash (used) provided by operating activities............  $ 59,715   $ 30,753   $ 26,660
Net cash (used) provided by financing activities............   (76,102)    16,857     26,828
Net cash (used) provided by investing activities............    23,656    (31,231)   (35,728)
Exchange rate effect on cash and cash equivalents...........     1,373      2,578     (7,064)
                                                              --------   --------   --------
Net change in cash..........................................     8,642     18,957     10,696
Cash and cash equivalents, beginning of year................    68,524     49,567     38,871
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $ 77,166   $ 68,524   $ 49,567
                                                              ========   ========   ========

                                MFC BANCORP LTD.

               SCHEDULE III:  SUPPLEMENTARY INSURANCE INFORMATION

                                          FUTURE
                                          POLICY                 OTHER
                                        BENEFITS,                POLICY                            BENEFITS,    AMORTIZATION
                           DEFERRED      LOSSES,                 CLAIMS                           CLAIMS LOSS   OF DEFERRED
                            POLICY        CLAIMS                  AND                   NET           AND          POLICY
                          ACQUISITION    AND LOSS    UNEARNED   BENEFITS   PREMIUM   INVESTMENT   SETTLEMENT    ACQUISITION
SEGMENT                      COST        EXPENSES    PREMIUMS   PAYABLE    REVENUE     INCOME      EXPENSES         COST
-------                   -----------   ----------   --------   --------   -------   ----------   -----------   ------------
Property and casualty:
December 31, 2001.......      --        $1,106,000     --         --         --      $ (38,000)       --            --
December 31, 2000.......      --        $1,307,000     --         --         --      $ 288,000        --            --
December 31, 1999.......      --        $3,021,000     --         --         --      $ 397,000        --            --


                            OTHER
                          OPERATING   PREMIUMS
SEGMENT                   EXPENSES    WRITTEN
-------                   ---------   --------
Property and casualty:
December 31, 2001.......  $ 69,000      --
December 31, 2000.......  $143,000      --
December 31, 1999.......  $ 40,000      --

                                MFC BANCORP LTD.

                            SCHEDULE IV: REINSURANCE

                                                                  ASSUMED               PERCENTAGE
                                                     CEDED TO      FROM                 OF AMOUNT
                                           GROSS       OTHER       OTHER       NET       ASSUMED
                                           AMOUNT    COMPANIES   COMPANIES    AMOUNT      TO NET
                                          --------   ---------   ---------   --------   ----------
Property and casualty:
December 31, 2001.......................  $     --   $     --    $     --    $     --      N/A
December 31, 2000.......................  $     --   $     --    $     --    $     --      N/A
December 31, 1999.......................  $     --   $     --    $     --    $     --      N/A

                                MFC BANCORP LTD.

     SCHEDULE VI:  SUPPLEMENTAL INFORMATION CONCERNING PROPERTY -- CASUALTY
                  INSURANCE OPERATIONS AS AT DECEMBER 31, 2001

     This schedule is omitted because the relevant information was either shown on Schedule III or Schedule IV.

ITEM 19.  EXHIBITS

EXHIBIT NO.                       DESCRIPTION OF EXHIBIT
-----------                       ----------------------
    1.1        Articles of Amalgamation.
    1.2        Bylaws.(1)
    2.1        Master Trust Indenture between Drummond Financial
               Corporation and Harris Trust Company of New York, as
               trustee, dated August 26, 1993. Incorporated by reference to
               Form S-1 filed June 7, 1993.
    2.2        First Supplemental Indenture between Drummond Financial
               Corporation and Harris Trust Company of New York, as
               trustee, dated November 30, 1993.(1)
    2.3        Second Supplemental Indenture between Drummond Financial
               Corporation and Harris Trust Company of New York, as
               trustee, dated October 23, 1996. Incorporated by reference to Drummond Financial Corporation's Form 10-QSB for the
               period ended September 30, 1996.
    2.4        Third Supplemental Indenture between Drummond Financial
               Corporation, Harris Trust Company of New York and The Bank
               of Nova Scotia Trust Company of New York dated for reference
               May 13, 1997.(1)
    2.5        Fourth Supplemental Indenture between Drummond Financial
               Corporation, The Bank of Nova Scotia Trust Company of New
               York and Drummond Financial (B.C.) Ltd. Dated for reference
               February 4, 1998.(1)
    2.6        Master Trust Indenture between MFC and Norwest Bank
               Minnesota, National Association, as trustee, dated March 31,
               1998.(1)
    4.1        Memorandum of Agreement between MFC and Wabush Iron Co.
               Limited, Stelco Inc. and Dofasco Inc. dated November 24,
               1987.(2)
    4.2        Amendment to Mining Lease between MFC and Wabush Iron Co.
               Limited, Stelco Inc. and Dofasco Inc. dated January 1,
               1987.(2)
    4.3        First Amendment to Memorandum of Agreement between MFC and
               Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc.(2)
    4.4        Assignment Agreement between MFC and Prada Holdings Ltd.
               dated as of January 1, 1992.(1)
    4.5        Separation Agreement between Mercer International Inc. and
               MFC dated for reference March 29, 1996.(1)
    4.6        Purchase Agreement between MFC and Volendam Securities C.V.
               dated for reference May 16, 1996.(1)
    4.7        Purchase Agreement between MFC and Volendam Securities C.V.
               dated for reference May 27, 1996.(1)
    4.8        Share Purchase Agreement between MFC and Frederick Wong
               dated June 6, 1996.(1)
    4.9        Subscription Agreement between MFC and Drummond Financial
               Corporation dated June 20, 1996. Incorporated by reference to Drummond Financial Corporation's Form 8-K dated June 27,
               1996.
    4.10       Share Purchase Agreement between MFC and Med Net
               International Ltd. dated June 20, 1996.(3)
    4.11       Share Purchase Agreement among MFC and various shareholders of Logan International Corp. dated June 20, 1996.(3)
    4.12       Subscription Agreement between Drummond Financial
               Corporation and Logan International Corp. dated June 20,
               1996. Incorporated by reference to Logan International
               Corp.'s Form 8-K dated June 27, 1996.
    4.13       Share Purchase Agreement between Lehman Brothers Bankhaus AG and MFC dated October 3, 1996.(1)
    4.14       Purchase Agreement between MFC and Robabond Holding AG dated
               June 27, 1997.(1)
    4.15       Share Purchase Agreement between MFC and Procom Holding AG dated September 22, 1997.(1)

EXHIBIT NO.                       DESCRIPTION OF EXHIBIT
-----------                       ----------------------
    4.16       Supplementary Agreement to Share Purchase Agreement between
               MFC and Procom Holding AG dated September 22, 1997.(1)
    4.17       Agreement between MFC and the holders of MFC's Class A
               Preferred Shares dated December 1, 1996.(1)
    4.18       Subscription Agreement between MFC and Logan International
               Corp. dated December 2, 1996. Incorporated by reference to
               MFC's Schedule 13D/A (Amendment No. 1) dated December 16,
               1996 with respect to Logan International Corp.
    4.19       Shareholder Protection Rights Plan Agreement between MFC and
               Montreal Trust Company of Canada dated as of May 18,
               1993.(1)
    4.20       Amended 1997 Stock Option Plan of MFC.
    4.21       Amended and Restated Employment Agreement between MFC and
               Michael J. Smith made effective as of November 20, 2000.(1)
    4.22       Director's Indemnity Agreement between MFC and Michael J.
               Smith dated for reference November 20, 2000.(1)
    4.23       Amended and Restated Employment Agreement between MFC and
               Roy Zanatta made effective as of November 20, 2000.(1)
    4.24       Director's Indemnity Agreement between MFC and Roy Zanatta dated for reference November 20, 2000.(1)
    4.25       Investment and Restructuring Agreement among Sutton Park
               International Limited, Garda Investments Corp., MFC, Glamiox
               Beteiligungsverwaltungs GmbH, Hovis GmbH, Jurriaan J. Hovis,
               Johannes Hovis and Ferdinand Steinbauer dated for reference
               October 1, 2001.
    4.26       Owners' Agreement among Garda Investments Corp., Glamiox
               Beteiligungsverwaltungs GmbH, Jurriaan J. Hovis and
               Ferdinand Steinbauer dated for reference October 1, 2002.
    4.27       Dividend Trust Settlement Agreement between MFC and The
               Dividend Trust Committee of the Board of Directors of MFC
               Bancorp Ltd. dated for reference December 21, 2001.
    8.1        Subsidiaries of MFC.

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

Dated this 9th day of April, 2002.