Form 20-F
period 2002-12-31
MFC BANCORP LTD
filed 2003-04-28
CIK 16859

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002, or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

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

Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

12,831,854 Common Shares without par value

          Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒     No ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☐     Item 18 ☒

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
Cautionary Statement Regarding Forward-Looking Statements
Exchange Rates
Selected Financial Data
ITEM 4. INFORMATION ON THE COMPANY
History and Development of the Company
Overview
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Operating Results
Liquidity and Capital Resources
Foreign Currency
Derivative Instruments
Inflation
Application of Critical Accounting Policies
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management; Board Practices
Compensation
Employees
Share Ownership
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Related Party Transactions
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
Articles and Bylaws
Material Contracts
Exchange Controls
Taxation
Documents on Display
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Derivative Instruments
Interest Rate Risk
Foreign Currency Exchange Rate Risk
Equity Price Risk
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
Index to Financial Statements and Schedules
MFC BANCORP LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS For the Years Ended December 31, 2002, 2001 and 2000 (Canadian Dollars, In Thousands)
INDEPENDENT AUDITORS’ REPORT
SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF REGISTRANT
ITEM 19. EXHIBITS
SIGNATURES
CERTIFICATION
Share Sale Agreement dated August 7,2002
Royalty Deed dated August 7, 2002
Arrangement Agreement
Stock Purchase Agreement dated July 23,2002
Subsidiaries of MFC
Certification of Periodic Report

MFC BANCORP LTD.

FORM 20-F

      In this annual report, please note the following:

•	references to “we”, “our”, “us” or “MFC” mean MFC Bancorp Ltd. and its subsidiaries, unless the context of the sentence clearly suggests otherwise;

•	all references to monetary amounts are in Canadian dollars, unless otherwise indicated;

•	the information set forth in this annual report is as at December 31, 2002, unless an earlier or later date is indicated; and

•	selected financial information has been provided in U.S. dollars for informational purposes only using an exchange rate of one Canadian dollar being equal to U.S.$0.6329, being the Federal Reserve Bank of New York rate of conversion for Canadian dollars to U.S. dollars as at December 31, 2002.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.	KEY INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

      The statements in this annual report that are not based on historical facts are called “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this annual report and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions are set out under “Risk Factors” below and include, but are not limited to:

•	transaction risks;

•	credit and counterparty risks;

•	market risks;

•	competition risks;

•	legal and regulatory risks;

•	employment risks;

•	general economic and business conditions, including changes in interest rates;

•	prices and other economic conditions;

•	natural phenomena;

•	actions by government authorities, including changes in government regulation;

•	uncertainties associated with legal proceedings;

•	technological development;

•	future decisions by management in response to changing conditions;

•	our ability to execute prospective business plans; and

•	misjudgments in the course of preparing forward-looking statements.

      We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. However, you should carefully review the reports and documents we file from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including our current reports on Form 6-K.

Exchange Rates

      The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), for the conversion of Canadian dollars into U.S. dollars in effect at the end of the following periods, the average exchange rates during such periods (based on daily Noon Buying Rates) and the range of high and low exchange rates for such periods:

	Years Ended December 31,

	2002	2001	2000	1999	1998

End of period	0.6329	0.6279	0.6666	0.6925	0.6504
High for period	0.6619	0.6697	0.6984	0.6925	0.7105
Low for period	0.6200	0.6241	0.6397	0.6535	0.6341
Average for period	0.6368	0.6457	0.6732	0.6744	0.6714

      The following table sets out the high and low exchange rates, based on the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars, for the following periods:

	High	Low

2002
October	0.6407	0.6272
November	0.6440	0.6288
December	0.6461	0.6332

2003
January	0.6570	0.6349
February	0.6720	0.6530
March	0.6822	0.6709
April 1 to April 16	0.6889	0.6737

      On April 16, 2003, the Noon Buying Rate for the conversion of Canadian dollars into U.S. dollars was U.S.$0.6867 per Canadian dollar.

      The presentation of selected information in our financial statements in U.S. dollars is for informational purposes only and information in our financial statements is translated to U.S. dollars for convenience using year-end exchange rates, as required by Regulation S-X.

Selected Financial Data

      The following table summarizes selected consolidated financial data for MFC prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles (“U.S. GAAP”) to MFC’s financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 18 to our consolidated financial statements included in this annual report. The information in the table was extracted from the more detailed consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects”.

Canadian GAAP

	Years Ended December 31,

	2002	2001	2000	1999	1998

	(in thousands, other than per share amounts)
Revenues	$284,339	$214,246	$156,220	$125,526	$123,310
Income from continuing operations	50,755	45,288	39,163	36,328	30,235
Income from continuing operations per share
Basic	3.93	3.59	3.24	3.00	2.48
Diluted	3.70	3.35	3.03	2.83	2.30
Net income	50,755	45,288	39,163	31,389	30,235
Net income per share
Basic	3.93	3.59	3.24	2.59	2.48
Diluted	3.70	3.35	3.03	2.46	2.30
Total assets	446,574	394,639	332,063	270,107	238,109
Net assets	291,041	249,118	216,915	173,773	156,808
Debt	68,798	98,000	35,421	30,917	40,091
Shareholders’ equity	285,290	245,997	213,134	170,811	154,396
Capital stock	70,269	76,673	65,138	65,498	65,706
Cash dividends(1)	—	—	—	—	369
Cash dividends per share(1)	—	—	—	—	0.03
Cash dividends (U.S.$)(1)	—	—	—	—	251
Cash dividends per share (U.S.$)(1)	—	—	—	—	0.02
Weighted average common stock outstanding, fully diluted (in thousands of shares)	14,170	14,002	13,438	13,422	13,706

(1)	Paid on MFC’s common shares.

U.S. GAAP

	Years Ended December 31,

	2002	2001	2000	1999	1998

	(in thousands, other than per share amounts)
Revenues	$284,339	$212,000	$162,694	$128,270	$118,842
Income from continuing operations	50,755	43,211	45,637	40,313	31,922
Income from continuing operations per share
Basic	3.93	3.42	3.78	3.33	2.62
Diluted	3.70	3.20	3.51	3.12	2.42
Net income	50,755	43,211	45,637	35,374	31,922
Net income per share
Basic	3.93	3.42	3.78	2.92	2.62
Diluted	3.70	3.20	3.51	2.75	2.42
Total assets	445,342	391,489	336,523	265,658	229,529
Net assets	289,809	245,968	221,375	169,325	149,381
Debt	68,798	98,000	35,421	30,917	40,091
Shareholders’ equity	284,058	242,847	217,594	166,363	146,969
Capital stock	70,269	76,673	65,138	65,498	65,706
Cash dividends(1)	—	—	—	—	369
Cash dividends per share(1)	—	—	—	—	0.03
Cash dividends (U.S.$)(1)	—	—	—	—	251
Cash dividends per share (U.S.$)(1)	—	—	—	—	0.02
Weighted average common stock outstanding, fully diluted (in thousands of shares)	14,170	14,002	13,438	13,422	13,706

(1)	Paid on MFC’s common shares.

Risk Factors

      Our primary risks are transaction risks, credit or counterparty risks and market risks. In addition, we have been and may continue to be affected by many other factors, including, but not limited to: (i) economic and market conditions, including the liquidity of capital markets; (ii) the volatility of market prices, rates and indices; (iii) the timing and volume of market activity; (iv) competition; (v) legal and regulatory risks; (vi) inflation; (vii) the cost of capital, including interest rates; (viii) political events, including legislative, regulatory and other developments; (ix) competitive forces, including our ability to attract and retain personnel; (x) support systems; and (xi) investor sentiment. In determining whether to make an investment in our shares, you should consider carefully all of the information set forth in this annual report and, in particular, the following risk factors:

Transaction Risks

          We are subject to transaction risks.

      We manage transaction risks through allocating and monitoring our capital investments, only underwriting securities in circumstances where the risk to our capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our banking, finance and advisory services, trading and proprietary investing activities and relate to the risks of the proposed transaction. These risks include market and credit risks associated with our role in providing advisory services.

      We often make investments in highly unstructured situations and in companies undergoing severe financial distress. Such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such an investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

We may face a lack of suitable acquisition or merger or other proprietary investment candidates.

      In order to grow our business, we may seek to acquire or merge with or invest or make proprietary investments in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, services or products available for acquisition or investment.

Credit or Counterparty Risks

Counterparties or others may default on their obligations.

      We manage credit risk on an individual transaction, counterparty level and on a portfolio basis. Credit limits for clients and counterparties are established by our credit officers and management with knowledge of the client’s creditworthiness. In addition, we have policies and limitations with respect to our securities lending practices. Our management also reviews and monitors exposure concentrations at a portfolio level. Nevertheless, we are exposed to the risk that parties owing us money, securities or other assets will not perform their obligations. These parties include our trading counterparties, clients, clearing agents, exchanges and other financial intermediaries, as well as issuers whose securities we hold. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing money market deposits, the extension of credit in trading and investment activities, and participation in payment, securities and commodity trade transactions on our behalf and as an agent on behalf of our clients.

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

Market Risks

      Market risks relates to fluctuations in the liquidity of securities and commodities, as well as volatility in market conditions generally. The markets for securities, commodities and other related products are affected by many factors over which we have little or no control. These factors include the financial performance and prospects of specific companies and industries, world markets and economic conditions, the availability of credit and capital, political events and perceptions of market participants.

We are exposed to the risk of a market downturn.

      As a merchant banking company, our business is materially affected by conditions in the financial markets and economic conditions generally. In the event of a market downturn, our business, results of operations and financial condition could be adversely affected. In addition, you cannot be assured that an active public market for our securities will continue.

      A market downturn could lead to a decline in the number and size of the transactions that we execute for our clients, including transactions in which we provide financial advisory and other services, and to a corresponding decline in the revenues we receive from fees.

      A downturn in a market could further result in losses to the extent that we own assets in such market. Conversely, to the extent that we have sold assets we do not own (i.e. if we have short positions) in any market, an upturn in such market could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.

      Revenues from certain of our proprietary investments may be significantly affected by changes in prices for iron ore, cobalt and aluminum. The prices for these commodities can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social and other factors. Our ability, therefore, to maintain or develop revenues or realize upon such investments may be adversely affected by a sustained material reduction in the price of such materials.

      Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations.

      In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, U.S. dollars, Euro or other currencies, or to take those other currencies out of those countries.

Fluctuations in interest rates and foreign currency exchange rates may affect our results.

      Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See “Item 11.

Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk” for additional information with respect to our exposure to interest rate risk.

      Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars, Euros and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Exchange Rate Risk” for additional information with respect to our exposure to foreign currency exchange rate risk.

Our risk management strategies leave us exposed to unidentified or unanticipated risks.

      We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.

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

Market risks may increase the other risks that we face.

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

      We have adopted risk management processes to facilitate, control and monitor risk taking. Nonetheless, the policies and procedures we rely on to identify, monitor and manage risks may not be fully effective. Some of our methods for managing risks are based upon our observance of historical market behaviour. We cannot assure you that these methods will accurately predict future market behaviour. As a result, our future risk exposure could be significantly greater than the historical measures indicate.

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

Competition Risks

          We face significant global competition.

      We conduct our business in a global environment that is highly competitive and unpredictable. Many of our competitors are national or international companies with far greater resources, capital and access to information than us. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other companies offering financial services such as insurance companies, mutual fund groups, merchant banks and trading and trade finance companies. Increased competition may lead us to become involved in transactions with more risk. In addition, many non-bank competitors are not subject to the same extensive regulations that govern us.

Legal and Regulatory Risks

          We are exposed to legal liability.

      We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into these transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we would expect these types of claims to increase. We are also exposed to legal risks in our proprietary investing activities. We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders.

      These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We incur significant legal expenses every year in defending against litigation, and we expect to continue to do so in the future. See “Item 8. Financial Information — Legal Proceedings” for additional information with respect to our legal and regulatory proceedings.

Extensive regulation of our business limits our activities.

      The financial services industry is subject to extensive regulation. Our banking operations are subject to various Swiss regulatory requirements, including capital requirements administered by the Swiss Federal Banking Commission (the “SFBC”). The SFBC is our primary banking regulator and establishes minimum capital requirements for our banking subsidiary. Our failure to meet minimum capital requirements can result in mandatory, and possibly additional discretionary, action by the SFBC that, if undertaken, could have a direct materially adverse effect on us. Under risk-based capital adequacy guidelines established by the SFBC, banks in Switzerland must meet specific capital guidelines that involve quantitative measures of assets, liabilities and other off-balance sheet items, as calculated under Swiss regulatory accounting practices. Our banking operations are required to file certain reports with the SFBC and we are subject to their examination. Our banking subsidiary is subject to restrictions on loans and extensions of credit to, and on certain other types of transactions with, affiliates.

      The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties which deal with us and are not designed to protect our shareholders. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements.

Employment Risks

We are dependent on the services of certain key employees.

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

      The enforcement of civil liabilities by investors under applicable U.S. federal and state securities laws will be adversely affected because we are organized under the laws of the Yukon Territory, Canada, most or all of our officers or directors are not residents of the U.S., and substantially all of our assets are located outside of the U.S.

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

      We are organized under the laws of the Yukon Territory, Canada and our principal operating assets are located outside of the United States. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, you may have trouble administering a U.S. bankruptcy case involving a Canadian debtor with property located outside of the United States. Any orders or judgments of a bankruptcy court in the United States may not be enforceable.

Environmental Risks

Certain of our proprietary investments are subject to stringent environmental standards.

      We have invested, and may further invest, in operations that are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on us regarding, among other things, air emissions, effluent discharges and remediation of environmental contamination. We may incur substantial costs to comply with current requirements or new environmental laws that might be adopted. In addition, we may discover currently unknown environmental problems or conditions in the future and may incur substantial costs in correcting such problems or conditions.

Other Risks

Certain factors may inhibit a takeover that our shareholders may consider favourable.

      Certain provisions of our charter documents and the corporate legislation which governs us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. We currently have a shareholder protection rights plan designed to protect us and our shareholders from unfair, abusive or coercive acquisition tactics and intend to reconfirm same upon its expiration. For more information, see “Item 10. Additional Information — Articles and Bylaws”.

      In addition, the Investment Canada Act (the “ICA”) imposes limitations on the rights of non-Canadians to acquire our common shares. For more information, see “Item 10. Additional Information — Exchange Controls”.

      If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

ITEM 4.     INFORMATION ON THE COMPANY

History and Development of the Company

      MFC is a corporation organized under the laws of the Yukon Territory in Canada. We were originally incorporated in June 1951 by letters patent. We were continued under the Canada Business Corporations Act in March 1980 and under the Business Corporations Act (Yukon) in August 1996. Our name was changed to “MFC Bancorp Ltd.” in February 1997. Our registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon Y1A 2M9 and we have an office located at Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria (Tel: 43 1 240 250).

Overview

      We are an international merchant banking company. Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading and financing commercial trade and proprietary investing.

      Our merchant banking activities provide specialized banking and corporate finance services and advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. They also include proprietary trading in commodities and natural resources and proprietary investing of our own capital in enterprises to realize long-term or trading gains. Such investing is generally in businesses or assets whose intrinsic value is not properly reflected in their share or other price, often as a result of financial or other distress affecting them. Such proprietary investing is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall merchant banking activities and are realized upon over time.

      We conduct our merchant banking business in a highly integrated and coordinated manner. This permits us to utilize a total integrated approach with our business partners and as we pursue opportunities. Such an integrated approach permits substantial cross-selling opportunities and broadens the kind and scope of business conducted. Having multiple revenue sources provides us with substantial flexibility in structuring business relationships, revenues and transactions. As a result, we are able to generate higher revenues from particular business partners or opportunities than would otherwise be the case. Through our fully integrated business approach, our banking and finance advisory services often lead to commodity and natural resources trading with clients and vice versa. Both such activities often result in proprietary investments wherein we utilize our own capital to help restructure businesses, acquire interests therein or refinance obligations. Further, our proprietary investment strategy is enhanced by our trading and corporate finance capabilities.

      Our merchant banking business generates revenues through fees, interest income, trading revenue and realizations on our proprietary investments. We earn advisory and service fees by providing banking and financial advice to clients. We earn interest income on our own capital. Trading revenue is earned both from our commodities and natural resources trading and securities trading. Realizations on proprietary investments are generated through sales, equity and debt restructuring or other forms of divestment.

      We currently employ approximately 206 people and our operations are primarily conducted in Europe and North America. The following is a summary of our revenues by geographic region for the three most recently completed fiscal years:

	2002	2001	2000

	(in thousands)
Europe	$254,564	$192,714	$136,671
Canada	26,006	17,183	10,459
United States	3,559	4,349	9,090
Other	210	—	—

	$284,339	$214,246	$156,220

Description of Merchant Banking Business

      Our merchant banking operations provide innovative finance and advisory services for corporate finance transactions and capital raising. We counsel clients on business and financing strategy and the execution of transactions that advance their strategic goals, including mergers, acquisitions, reorganizations and divestitures, and assist in structuring and raising capital. We focus on meeting the financial needs of small to mid-sized companies and other business enterprises primarily in Europe and North America. We believe that many of these clients, particularly in Europe, are underserviced by the large global investment banks and financial service providers. We specialize in advising and structuring business enterprises involved in unstructured and novel situations where a strong financial partner is needed and traditional, off-the-shelf solutions are not workable. In addition, we generate fee income by acting as an arranger and/or provider of bridge or interim financing to business enterprises pending reorganization, prior to their going public, as a complement to our proprietary commodities and natural resources trading or investment strategy. In furtherance of such banking and advisory services, we often advise and help restructure enterprises that are undergoing financial distress or have, or are near, debt defaults.

      Our experience and operating structure permit us to respond more rapidly to our clients’ needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist clients. This often permits us to develop multiple revenue sources from the same client. For example, in addition to providing banking and advisory services, we may purchase and sell a client’s products or commit our own capital to make a proprietary investment in its business or capital structure.

      These banking, finance and advisory activities are conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A. (“MFC Bank”), a licensed full-service Swiss bank. In 2002, our banking operations were relocated from Geneva to Herisau, Switzerland. Since 1999, our banking operations have outsourced and placed substantially all of their client deposits with other major financial institutions on a fiduciary or trust basis and earn a fee on the amount of money received from the counterparty. This is in contrast to most North American banks, which generate revenue from the spread between their cost of funds and the credit received. These fiduciary or trust deposits are off-balance sheet items and permit us to generate revenues without committing or tying up significant amounts of capital. These arrangements also let us maintain key client relationships and mandates where we can provide value-added advisory services and yet offer clients the capability and economies of scale of a large banking institution.

      Our banking operations are subject to various Swiss regulatory requirements, including capital requirements administered by the SFBC. The SFBC is our primary banking regulator and establishes minimum capital and other requirements for MFC Bank. Our failure to meet minimum capital and other requirements can result in mandatory, and possibly additional discretionary, action by the SFBC that, if undertaken, could have a direct material effect on us. Under risk-based capital adequacy guidelines established by the SFBC, banks in Switzerland must meet specific capital guidelines that involve quantitative measures of assets, liabilities and other off-balance sheet items, as calculated under Swiss regulatory accounting practices. Our banking operations are required to file certain reports with the SFBC and we are subject to their examination. MFC Bank is subject to restrictions on loans and extensions of credit to, and on certain other types of transactions with, affiliates. We believe that the capital of our banking operations is sufficient for its current and reasonably foreseeable operations.

      Our merchant banking operations trade, principally for our own account, commodities and natural resources. Such activities include purchasing, selling and product swaps of such items. To a lesser extent, we also act as a trading agent for clients. Our trading operations currently employ approximately 77 people. Our trading activities often utilize innovative and sophisticated trading strategies and structures. We currently trade with commodity and other producers who are unable to effectively realize sales because of credit, insurance or currency issues affecting them or their principal customers. Generally we purchase the underlying commodity and resell it to an end buyer or further trade it for another commodity which will subsequently be sold. As a result of our relative financial strength, ability to arrange credit (including letters of credit) and insurance, we are often able to facilitate purchases, sales and trades of commodities with more efficient and effective execution than many producers and customers could on their own. Commodity producers and end customers often work with us to better manage their internal supply, distribution risk, currency and capital requirements. In such trading activities, we try to capture various trading, financing and currency spreads. Through our trading activities, we have been able to develop ongoing relationships with commodity producers, end customers and trade financiers and insurers that are an important part of our operations.

      We conduct our commodity and natural resources trading primarily through our subsidiary, MFC Commodities GmbH (“MFC Commodities”), which is based in Vienna, Austria. We have historically focused our trading activities primarily in Europe. We believe that the trade, finance and insurance infrastructure necessary to support the purchase and sale of commodities and natural resources in Central and Eastern Europe is not as developed as in Western Europe and North America. Our central location in Vienna and our trading professionals permit us to effectively pursue trading opportunities in Europe and, in particular, participate in trade flows between Western and Central Europe.

      We intend to increase the volumes, products traded and the geographic regions in which we operate. In 2003, our commodity and natural resources trading operations will include the Far East and Southern Asia. As we expand our trading operations, we often seek to acquire interests or establish relationships with commodity producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, commodity producers, or through contractual arrangements with them, including off-take agreements. Such investments broadened our trading line to include aluminum foil and, when markets improve, cobalt. The investments we make in commodity producers are part of our proprietary investing strategy.

      Our merchant banking activities include making proprietary investments through investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. Our investing takes many forms and can include acquiring entire businesses or portions thereof, investing in equity, investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Our investing is generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary trading and corporate finance capabilities can add or unlock value. Our investing in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as part of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to, our banking, advisory and commodity and natural resources trading activities.

      We invest globally and our objective is to maximize total return measured through both long-term appreciation and recognized gains either through sales or other forms of divestment. We realize upon our portfolio of proprietary investments from time to time based upon management’s view of the value of the investment, the form and structure of divestment, timing and our overall capital requirements.

      One of our key proprietary investments is an indirect interest in a mineral royalty (the “royalty interest”) in the Wabush Iron Ore Mine (the “Wabush Mine”) located in the Province of Newfoundland, Canada. It has provided an uninterrupted source of fairly predictable revenue for over 30 years, which we have used to finance other proprietary investments. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Mine is situated that commenced in 1956 and expires in 2055. Pursuant to the terms of the mining sub-lease, revenues from the royalty interest are based upon the price levels for iron ore and the amount of iron ore shipped from the Wabush Mine in a particular period, subject to a minimum annual royalty amount of $3.25 million. The mining sub-lease does not provide for renewal. For more information, see “Property, Plants and Equipment” below.

      Other proprietary investments include an indirect interest in a portfolio of real estate assets which are primarily located in the State of Washington, U.S.A. We are conducting pre-development work relating to infrastructure, rezoning, subdivision and permitting on a substantial portion of the properties to the extent necessary to protect or enhance their value. We intend to divest or otherwise monetize these real estate assets and redeploy the proceeds in our merchant banking activities.

      To complement our commodities and natural resources trading, in 2002, as part of our overall investment strategy, we made proprietary investments in two commodity producers to capture potential synergies through distributing and trading their end products.

      In August 2002, we acquired approximately 85% of the issued and outstanding shares and certain indebtedness of Banff Resources Ltd. (“Banff”) for nominal consideration and the provision of a contingent royalty interest to the vendor in the future cobalt production of the cobalt processing plant operated by Kasese Cobalt Company Limited (“Kasese”), a 75% owned subsidiary of Banff, up to a maximum of approximately U.S.$10.0 million. The balance of the shares of Kasese are owned by the Ugandan government. Kasese owns and operates a cobalt processing plant located in Southwest Uganda. As part of our acquisition of Banff, the cobalt processing plant has been put on a care and maintenance program because of the current weakness in cobalt markets. We expect to recommence processing cobalt at the plant when cobalt markets improve as part of our realization of such investment and we intend to handle the sales and distribution of such cobalt production. In the interim, we are selling the hydro-electricity produced by the plant’s dedicated 9 megawatt hydro-electric power plant. For more information, see “Property, Plants and Equipment” below and “Item 10. Additional Information — Material Contracts”.

      In October 2002, we leased the operations of an aluminum rolling mill located in Merseburg, Germany. The mill produces aluminum foil and has an annual production capacity of approximately 9,000 tonnes. The lease commenced in October 2002 and runs until September 2010. We can terminate the lease at our option after September 2007. Our lease payments amount to €21,500 per month including a flat rate for additional costs. We have an option to acquire the property and fixed assets subject to the lease for a purchase price of €3.4 million which option to purchase expires in September 2007. We are currently handling the sales and distribution of the mill’s aluminum foil. For more information about the mill, see “Property, Plants and Equipment” below.

      In July 2002, we acquired all of the outstanding minority interest of our 53% owned subsidiary, Trimble Resources Corporation (“Trimble”), in consideration of 25,071 of our common shares and approximately $205,000 in cash. In December 2002, we restructured Trimble’s outstanding indebtedness of approximately $16.5 million in consideration for approximately $3.3 million of newly issued indebtedness guaranteed by us. We initially acquired our 53% interest in Trimble in October 2001, for approximately $1.0 million. For more information, see “Item 10. Additional Information — Material Contracts”.

      In August 2002, we acquired approximately 93% of the outstanding shares of Euro Trade & Forfaiting, Inc. (“Euro Trade”) for approximately $42.9 million. Euro Trade is engaged primarily in merchant banking in Europe.

      In July 2002, we sold our proprietary investment in an oil joint venture for proceeds of approximately $25.9 million. For more information, see “Item 10. Additional Information — Material Contracts”.

      In August 2002, we divested our investment in Mymetics Corporation (“Mymetics”) through a stock dividend of 0.95 common shares of Mymetics for each common share of MFC held by shareholders of record as of August 13, 2002. Approximately 12,206,957 Mymetics shares were distributed to MFC shareholders under the dividend. As a result of the dividend, MFC shareholders became direct shareholders of Mymetics. Mymetics is an international biotechnology company focused on developing tools and techniques to disarm retroviruses.

      We intend to increase our assets and earnings by expanding our merchant banking operations internationally through both internal growth and acquisitions. We expect to grow internally by expanding our finance and advisory services and increasing our commodity and natural resources trading activities. Growth through acquisitions will continue to focus on undervalued assets that may be complementary to our other operations and where our financial expertise and management can add or unlock value.

Competition

      We conduct our business in a global environment that is highly competitive and unpredictable. We encounter intense competition in all aspects of our business and compete directly with other financial services companies, brokerage firms, investment banks, merchant banks, trading houses and other investment managers. We face competition in Switzerland from other banks, asset managers and a range of non-bank financial institutions and internationally from investment banks and securities dealers. Many of our competitors are national or international companies with far greater resources, capital and access to information than us. As a result, we may become involved in transactions with more risk. For more information, see “Item 3. Key Information — Risk Factors”.

Organizational Structure

      Our significant subsidiaries, their jurisdictions of organization and our shareholdings are as follows:

	Jurisdiction of	Shareholding at
Name of Subsidiary	Incorporation or Organization	April 16, 2003

MFC Merchant Bank S.A.	Switzerland	100%
TriMaine Holdings, Inc.	U.S.A.	83%
Constitution Insurance Company of Canada	Canada	100%
Drummond Financial Corporation	U.S.A.	96%
Trimble Resources Corporation	Turks & Caicos Islands	100%
MFC Commodities GmbH	Austria	95%
Eurotrade & Forfaiting Inc.	U.S.A.	93%
MFC Aluminiumfolie Merseburg GmbH	Germany	100%
Kasese Cobalt Company Limited(1)	Uganda	75%

(1)	Our interest in Kasese is held through Banff, our 85% owned subsidiary.

Property, Plants and Equipment

      Our main offices are located in Vienna, Austria, Herisau, Switzerland and Berlin, Germany. All of our premises are leased.

      We indirectly participate in a royalty interest. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Mine is situated that commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Limited (“Knoll Lake”), which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake of $0.22 per ton on shipments of iron ore from the Wabush Mine. Iron ore is shipped from the Wabush Mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2002, 2001 and 2000, 4.5 million, 4.6 million and 5.9 million tons of iron ore, respectively, were shipped from the Wabush Mine.

      The Wabush Mine is operated by an unincorporated joint venture consisting of Wabush Iron Company Limited (U.S.A.), Steel Company of Canada Limited (Canada) and Dominion Foundries & Steel Limited (Canada) (collectively, the “Consortium”), which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush Mine. Pursuant to the terms of the mining sub-lease, this royalty payment by the Consortium is not to be less than $3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of $1.685 per ton with escalations as defined by agreement. Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity.

Although no assurance as to the future production levels can be provided, since the operator of the Wabush Mine is owned by the Consortium of steel producers, production from the mine has been generally maintained at relatively consistent levels.

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

      We also indirectly, through Banff, hold a 75% interest in the cobalt processing plant in Kasese, Uganda, which extracts cobalt from an existing cobalt concentrate stockpile. The cobalt concentrate stockpile contained, as at May 2001, approximately 593,616 tonnes of material with an average grade of 1.39% cobalt. Kasese also has an option to acquire 65% of the tailings owned by Kilembe Mines Limited, comprising 5.5 million tonnes of material averaging 0.114% cobalt. The cobalt processing plant has a production capacity of 720 tonnes of cobalt per annum with a product quality of 99.9% cobalt in crushed cobalt cathode form. Kasese’s dedicated hydro-electric power station comprises three hydro-electric generation units with a capacity of 9 megawatts. Power is also available on an as needed basis from the Ugandan Electricity Board’s national grid. Backup power is provided by four 1 megawatt diesel generators located at the plant. The plant recovers cobalt metal from stockpiles of cobalt concentrate using a combination of bioleaching, solvent extraction and electro-winning. Site construction of the plant commenced in November 1997 and was completed on July 1, 1999. Plant commissioning ran into various difficulties which continued from completion until June 30, 2001. Accordingly, July 1, 2001 represented the start of commercial operations. In connection with our acquisition of Banff, the plant was placed into a care and maintenance program under which all cobalt production ceased by September 2002 as a result of weak cobalt markets. The plant is maintained in such a condition so as to enable it to resume production as soon as the price of cobalt reaches an economically feasible level. In its current state, the plant employs 55 people.

      We lease the equipment, operations and underlying real property of an aluminum rolling mill located in Merseburg, Germany. The mill manufactures and sells aluminum foil with approximately 65% of its customer base being located within Germany and the remaining 35% located in the rest of Europe. For the last two and one-half months of 2002, the net sales of the mill were approximately €4.5 million. The raw materials needed for the production of aluminum foil at the mill are obtained from German suppliers. Aluminum foil is a very thin sheet of rolled aluminum supplied in its pure form or in a variety of alloys and tempers which give a wide choice of tensile properties. The thickness of foils ranges from 0.0065mm to 0.2mm. Material thicker than 0.2mm is defined as sheet or strip. Aluminum foils comprise 75% of aluminum processing and the market for aluminum foil and strip in Germany has grown over the last six years at an average rate of approximately 3.5%. The growth is driven by an increased demand for packaging materials, particularly in the food industry. Due to a special mix of packaging demands, aluminum foil has been an essential material in the packaging and distribution of dairy products, as well as an efficient way to store liquid food over long periods. The aluminum foil industry is largely structured with companies that have annual production capacities in excess of 50,000 tonnes. Our processing plant, with an annual production capacity of 9,000 tonnes, occupies a niche position characterized by high flexibility in terms of small volumes. Our mill currently employs approximately 42 persons working in three shifts. Five work in machine maintenance, 29 in production, three in sales and five in administration.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2002 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included in this annual report were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included in this annual report to U.S. GAAP, see Note 18 to the financial statements. We have made certain reclassifications to the prior periods’ financial statements to conform to the current period’s presentation.

Operating Results

      We are a highly integrated international financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. These activities are primarily conducted through our wholly-owned subsidiary, MFC Bank. Our merchant banking activities include a European trading group focused on trading commodities and natural resources which we acquired in October 2001. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial expertise and management can add or unlock value.

      Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, other companies offering financial services in Europe and globally and other trade and finance companies.

      Our results of operations for any particular period may also be affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We can realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

      The international and integrated nature and focus of our business has resulted in a relatively low net rate of income tax. In 2002 and 2001, we had a net tax recovery, and in 2000 our effective consolidated tax rate was approximately 4.0%.

      In recent years, the financial services industry has experienced consolidation and convergence as financial institutions involved in a broad spectrum of services have merged or combined. The trend to consolidate is expected to continue and produce global financial institutions with much greater capital and other resources than we have. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period. We intend to manage our business for the long-term and to mitigate the effects of such factors by focusing on our core operations.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

      The following table provides selected quarterly financial information for 2002 for MFC:

	2002

	December 31	September 30	June 30	March 31

	(in thousands, other than per share amounts)
Revenues	$124,574	$52,169	$53,364	$54,232
Expenses	98,927	49,153	44,890	44,189
Net income	28,864	1,854	10,049	9,988
Diluted earnings per share	2.10	0.14	0.72	0.72
Total assets	446,574	494,179	434,487	396,225
Shareholders’ equity	285,290	252,907	244,368	250,969

      In 2002, our revenues increased by 32.7% to $284.3 million from $214.2 million in 2001, primarily as a result of the inclusion of the results of our trading operations for the full year in 2002, instead of only three months in 2001. In 2002, we expanded our trading operations by hiring additional trade professionals and expanding the breadth of products that we trade. We are also expanding geographically into the Far East and Southern Asia. Such geographic expansion of our merchant banking activities is being undertaken, in part, as we expect that over the next several years the integration of several central European countries into the European Union will result in increased competition and put downward pressure on operating margins.

      In 2002, expenses increased by approximately 39.3% to $237.2 million from $170.2 million in 2001, primarily as a result of the expansion of our trading operations in 2002. In 2002, expenses increased by approximately 22.9% to $175.8 million from $143.1 million in 2001. General and administrative expenses increased to $35.8 million in 2002 from $21.8 million in 2001. The increases in financial services and general and administrative expenses related primarily to the inclusion of the results of our trading operations for the full year in 2002 versus only three months in 2001.

      In 2002, we recorded a loss for goodwill impairment of approximately $16.1 million relating to the goodwill associated with previously acquired subsidiaries as we determined that the carrying value of such goodwill exceeded its fair value. See “Critical Accounting Policies — Goodwill Impairment” below for more information. There was no similar charge in 2001. In 2002, we recognized a $19.7 million gain on indebtedness of a subsidiary and a $49.1 million gain on debt extinguishment. In 2001, we recognized a $22.4 million gain on indebtedness of a subsidiary. In 2002, interest expense increased to approximately $9.5 million from approximately $5.4 million in 2001, primarily as a result of the inclusion of the consolidated indebtedness of Banff, in which we acquired an approximately 85% interest in August 2002.

      In 2002, we recorded a recovery of income tax of $3.5 million as a result of the reversal of a tax accrual due to the sale of an indirect oil royalty interest during the year. In 2001, we had an income tax recovery of $0.8 million.

      In 2002, our net earnings increased to $50.8 million, or $3.93 per share on a basic basis ($3.70 per share on a diluted basis), from $45.3 million, or $3.59 per share on a basic basis ($3.35 per share on a diluted basis), in 2001.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

      The following table provides selected quarterly financial information for 2001 for MFC:

	2001

	December 31	September 30	June 30	March 31

	(in thousands, other than per share amounts)
Revenues	$89,878	$33,478	$46,888	$44,002
Expenses	71,095	25,958	37,349	35,830
Net income	19,876	7,786	9,543	8,083
Diluted earnings per share	1.40	0.58	0.72	0.63
Total assets	394,639	298,760	280,423	297,823
Shareholders’ equity	245,997	251,398	229,446	221,767

      In 2001, our revenues increased by 37.1% to $214.2 million from $156.2 million in 2000, primarily as a result of the acquisition of our trading operations in October 2001 and increased investment activities. In 2001, revenues included a recognition of a non-cash gain on indebtedness of a subsidiary of $22.4 million. Expenses from continuing operations increased by 48.8% to $170.2 million in 2001 from $114.4 million in 2000, primarily as a result of the acquisition of our trading operations and higher investment expenses. In 2001, financial services expenses increased by 61.2% to $143.1 million from $88.7 million in 2000. General and administrative expenses increased marginally to $21.8 million in 2001 from $21.4 million in 2000. Interest expense increased by 27.3% to $5.4 million in 2001 from $4.2 million in 2000, primarily as a result of a net increase in our total indebtedness resulting from acquisitions completed in 2001. At December 2001, we recorded a loss on the change in the fair value of foreign exchange hedging of $1.1 million.

      In 2001, net earnings were $45.3 million, or $3.59 per share on a basic basis ($3.35 per share on a diluted basis) from $39.2 million, or $3.24 per share on a basic basis ($3.03 per share on a diluted basis) in 2000.

Liquidity and Capital Resources

      The following table is a summary of selected financial information concerning MFC for the periods indicated:

	December 31,		December 31,

	2002	2001	2002	2001

	(U.S. Dollars in		Canadian Dollars in
	thousands)		thousands)
Cash and cash equivalents	$64,835	$48,453	$102,413	$77,166
Securities	39,661	47,598	62,649	75,805
Total assets	282,712	247,796	446,574	394,639
Debt	43,554	61,535	68,798	98,000
Shareholders’ equity	180,608	154,462	285,290	245,997

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

      At December 31, 2002, our cash and cash equivalents were $102.4 million, compared to $77.2 million at December 31, 2001. At December 31, 2002, we had securities of $62.6 million, compared to $75.8 million at December 31, 2001.

      At December 31, 2002, our debt was $68.8 million, compared to $98.0 million at December 31, 2001 and were denominated in U.S. dollars and Euros.

      As part of our merchant banking activities, we establish, utilize and maintain various kinds of credit lines and facilities with other banks, insurers, and trade finance providers. Most of these facilities are short-term. These facilities are primarily used for structured trade financing, accounts receivable financing and letters of credit. Such facilities are drawn upon and used for specific trading transactions. These credit facilities are generally secured by the subject matter of a proposed transaction, being either a receivable or the underlying commodity or natural resource being traded. We often further enhance the credit of such facilities through credit and/or performance insurance provided by governmental and/or private insurers. Such trade finance insurance is often layered with varying limitations and exceptions. The amounts drawn under the credit facilities fluctuate with the kind and level of commodities and natural resources trading transactions being undertaken by us. As such transactions are settled, proceeds are generally applied to first settle amounts drawn under such credit facilities.

      At December 31, 2002, we had approximately ten separate credit lines and facilities used for commodities and natural resources trading aggregating approximately $64.0 million, of which approximately $25.0 million was outstanding. In April 2003, we established two additional credit lines and facilities to increase the aggregate available amount of such credit lines and facilities to $approximately $84.2 million of which approximately $39.8 million was outstanding. The kind, amount and number of credit facilities we utilize and amounts drawn thereunder fluctuate from time to time based upon the nature, level and location of, and counterparties with, whom we conduct our commodities and natural resources trading activities.

      We have debt maturities of $30.5 million in 2003 and $4.5 million in 2004. We expect such maturing debt to be satisfied primarily through the settlement of underlying commodities and natural resource trading transactions, cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Note 9 to our consolidated financial statements included in this annual report.

Operating Activities

      In 2002, changes in securities provided cash of $12.2 million compared to $1.8 million in 2001. A decrease in receivables provided cash of $1.6 million in 2002, compared to $48.3 million in 2001 which included $12.9 million cash provided from a decrease in amounts due from investment dealers resulting primarily from the outsourcing of our private bank clients. An increase in commodity investments used cash of $6.0 million in 2002, compared to nil in 2001, resulting primarily from the expansion of our commodities and natural resources trading operations. A decrease in properties held for sale provided cash of $13.5 million in 2002, compared to an increase in same using cash of $0.4 million in 2001. An increase in accounts payable and accrued expenses provided cash of $3.8 million in 2002, compared to a decrease in same using cash of $8.5 million in 2001. Operating activities provided cash of $20.8 million in 2002, compared to $64.5 million in 2001. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements.

Investing Activities

      In 2002, a net increase in loans used cash of $4.8 million, compared to a net decrease in loans providing cash of $25.1 million in 2001. The net purchase of long-term securities used cash of $5.4 million in 2002 compared to $4.8 million in 2001. In 2002, the sale of an equity method investment, being our indirect oil royalty interest, provided cash of $25.9 million. In 2002, purchases of subsidiaries, net of cash acquired, used cash of $35.0 million, compared to $1.0 million in 2001. Investing activities used cash of $19.1 million in 2002, compared to providing cash of $18.8 million in 2001.

Financing Activities

      Net debt repayments used cash of $13.3 million in 2002, compared to $25.3 million in 2001. In 2002, a net increase in deposits provided cash of $33.9 million, compared to a net decrease in deposits using cash of $62.4 million in 2001. The net repurchase of common shares in 2002 used cash of $7.0 million, compared to the net issuance of common shares providing cash of $11.5 million in 2001. Net cash provided by financing activities was $13.5 million in 2002, compared to net cash used by financing activities of $76.1 million in 2001.

      We had no material commitments to acquire assets or operating businesses at December 31, 2002. We anticipate that there will be acquisitions of businesses or commitments to projects in the future. To achieve our long-term goals of expanding our assets and earnings, including through acquisitions, we will require substantial capital resources. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

      Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

      We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders’ equity on the balance sheet and do not affect our net earnings. As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In the year ended December 31, 2002, we reported approximately a net $14.3 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation gain at December 31, 2002 was $18.7 million, compared to a $4.5 million gain at December 31, 2001.

      We use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. At December 31, 2002, we did not hold any forward foreign exchange contracts for our own account. At December 31, 2001, we held four forward foreign exchange contracts in the aggregate notional amount of $24.7 million which covered the period through May 31, 2002. We entered into these contracts for our own account to manage our exposure to foreign currency exchange risks. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments”.

      Based upon the period average exchange rates in 2002, the Canadian dollar decreased by approximately 9.2% in value against the Swiss franc and by approximately 1.4% in value against the U.S. dollar, compared to the period average exchange rates in 2001. As at December 31, 2002, the Canadian dollar decreased by approximately 16.0% in value against the Swiss franc and by approximately 0.8% in value against the U.S. dollar since December 31, 2001.

Derivative Instruments

      Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign currency exchange exposure for our own account. For more information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Derivative Instruments”.

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

Application of Critical Accounting Policies

      The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

      Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements included in this annual report.

Revenue Recognition

      Merchant banking revenues for banking and services are recognized as they are performed, and from commodities and natural resources trading and the sale of proprietary investments as they are completed and when the amounts of the revenues are fixed, agreed or determinable and collectibility is reasonably assured.

Allowance for Credit Losses

      Our allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowances reflect management’s best estimate of the probable losses in our credit portfolio and judgments about both macro- and micro-economic conditions. The evaluation process involves estimates and judgments, which could change drastically in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

      We review our loan portfolio and receivables on a regular basis. Specific provisions are established on a loan-by-loan or receivable basis. In determining whether a specific provision is required or not, we consider, but such consideration is not limited to, the following factors:

•	repayment history of the borrower;

•	overall financial position and results of the borrower;

•	the nature and quality of collateral and guarantee;

•	business plan and outlook of the borrower;

•	secondary market value of the loan and the collateral; and

•	our business plan or strategy to divest or restructure the debt.

      A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. A market risk provision may be made based on the macro-economic factors which are specific to a particular region or industry and the micro-economic factors which are specific to a particular borrower. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

Goodwill Impairment

      A goodwill impairment loss should be recognized when the carrying amount of the goodwill exceeds the fair value of the goodwill. An impairment loss should not be reversed if the fair value subsequently increases. We consider, but such consideration is not limited to, the following factors to determine the goodwill impairment:

•	a significant adverse change in legal factors or in the business climate;

•	an adverse action or assessment by a regulator;

•	unanticipated competition;

•	loss of key personnel;

•	a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of;

•	the testing for write-down or impairment of a significant asset group within a reporting unit; or

•	the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit.

Valuation of Securities

      Trading account securities held by MFC Bank are stated at current market value, with the unrealized gain or loss included in the results of operations. Other short-term securities are carried at the lower of aggregate cost or current market value, with the realized loss included in the results of operations.

      When there has been a loss in value of a long-term security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income.

      A decline in market value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. We regularly review our portfolio position to determine whether an other than temporary decline exists.

      In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors:

•	trend of the quoted market price and trading volume;

•	financial position and results for a period of years;

•	liquidity or going concern problems of the investee;

•	changes in or reorganization of the investee and/or its future business plan;

•	outlook of the investee’s industry;

•	the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and

•	our business plan and strategy to divest the security or to restructure the investee.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management; Board Practices

      Our Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of the director’s term or until a successor is elected or appointed, unless the office is earlier vacated in accordance with our Bylaws or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of shareholders of MFC, a class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor. Officers of MFC serve at the discretion of the board of directors.

      The following table sets out certain information concerning our directors and executive officers:

			Date of	Expiration
	Present		Commencement	of Term
	Position with		of Office with	of Office with
Name	MFC	Principal Occupation	MFC	MFC

Michael J. Smith	Director and President	President, Chief Executive Officer and Director of MFC	1986 1996	2005 N/A
Sok Chu Kim(1)	Director	Senior Vice-President, Korea Exchange Bank, 1967 to 1985; President of Korea International Merchant Bank, 1985 to 1989; Advisor to Sukura Bank (Seoul, Korea); Director of Korea Liberalization Fund Ltd.	1996	2004
Oq-Hyun Chin(1)	Director	Business Advisor, The Art Group Architects & Engineers Ltd.	1994	2004
Dr. Stefan Feuerstein	Director and Vice- President	Director and Vice-President of MFC; Managing Director, MFC Capital Partners AG; Managing Director of the Industrial Investment Council of the New German States; President of the Thuringian Economic Development Corporation (Germany) from 1992 to 2001	2000 2000	2003 N/A
Silke Brossmann(1)	Director	Consultant, Head of Client Relations, Prokurist and Head of Central Administration, Koidl & Cie. Holding AG from 1999 to 2002	2003	2005
Roy Zanatta	Secretary	Secretary of MFC	1996	N/A
Claudio Morandi	Managing Director of MFC Bank	Managing Director of MFC Bank	1997	N/A
John Musacchio	Vice- President	Vice-President of MFC; Chief Operating Officer, Chief Financial Officer and Director of Mymetics	1999	N/A

(1)	Member of the Audit Committee.

     There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer, nor are there any family relationships between any of the persons referred to above.

      Our board of directors has established an Audit Committee. The Audit Committee operates pursuant to a charter adopted by the board of directors. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The members of the Audit Committee are Sok Chu Kim, Oq-Hyun Chin and Silke Brossmann.

      We do not have a Remuneration Committee of our board of directors. Our executive compensation program is administered by our Chief Executive Officer under the supervision of our board of directors.

Employment Agreements and Termination of Employment or Change of Control

      Mr. Smith entered into an amended and restated employment agreement with MFC in 2000. The agreement generally provides, subject to certain termination provisions, for the continued employment of Mr. Smith for a period of 36 months with automatic one month renewals, so that the agreement at all times has a remaining term of 36 months. The agreement provides for an annual base salary and other compensation to be paid to Mr. Smith as determined by our board of directors. In the event he is terminated without cause or resigns for good reason (as defined in each agreement) within three years of a change of control (as defined in each agreement), Mr. Smith will be entitled to a lump sum severance payment of three times the sum of (i) his current annual salary under the agreement, and (ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If Mr. Smith is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal instalments over 12 months.

      In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of his termination and the date of the change of control, to require us to purchase all or any part of our common shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of our common shares on the Nasdaq National Market (the “Nasdaq”) for the ten preceding trading days.

Compensation

      During the fiscal year ended December 31, 2002, we paid an aggregate of approximately $2.1 million in cash compensation to our directors and officers. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by MFC during the fiscal year ended December 31, 2002 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by MFC.

Executive Compensation

      The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2002 to our Chief Executive Officer and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000 (collectively, with the Chief Executive Officer, the “Named Executives”):

SUMMARY COMPENSATION TABLE

				Long-Term
	Annual Compensation(1)			Compensation

			Other Annual	Securities Under	All Other
Name and	Salary	Bonus	Compensation	Options Granted	Compensation
Principal Position	($)	($)	($)	(#)	($)
Michael J. Smith	340,649	330,624	20,234	—	—
President, Chief
Executive Officer and
Director

Dr. Stefan Feuerstein	356,112	66,771	17,805	—	9,160
Vice-President and
Director
Claudio Morandi	228,705	205,215	7,687	—	761,000(2)
Managing Director
MFC Bank

Roy Zanatta	239,429	—	—	—	—
Secretary

John Musacchio	301,842	—	—	—	—
Vice-President

(1)	On a cash basis, unless otherwise stated.

(2)	As at December 31, 2002, Mr. Morandi had an outstanding loan of approximately $761,000 which is expected to be paid in the near term. The loan is payable on demand and bears interest at the rate of 4.25% per annum.

Directors’ Compensation

      Our non-management directors receive U.S.$20,000 annually for their services and U.S.$500 for each meeting of directors that they attend. We also reimburse our directors and officers for expenses incurred in connection with their services as our directors and officers.

Options to Purchase Securities

      We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 2,762,000. Each option upon its exercise entitles the grantee to one common share. The exercise price of an option may not be less than the closing market price of our common shares on the Nasdaq on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the Nasdaq for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. We did not grant any options in 2002.

Employees

      We currently employ approximately 206 people. As at December 31, 2002, 2001 and 2000 we employed approximately 168, 144 and 36 people, respectively. We are not party to any collective agreements with any labour unions.

Share Ownership

      The following table sets forth information as of April 16, 2003 concerning the beneficial ownership of our common shares by each of our Named Executives and directors:

	Number of		Percentage
Name of Beneficial Owner	Common Shares		of Class

Michael J. Smith	612,000		4.8%
Claudio Morandi	—	(1)	—
Roy Zanatta	—	(2)	—
John Musacchio	1,000	(3)	*
Sok Chu Kim	—		—
Oq-Hyun Chin	—		—
Dr. Stefan Feuerstein	—	(4)	—
Silke Brossmann	—		—

*	Less than 1%.

(1)	Mr. Morandi has incentive stock options entitling him to acquire up to 75,000 of our common shares at an exercise price of U.S.$6.00 per share expiring October 28, 2003.

(2)	Mr. Zanatta has incentive stock options entitling him to acquire up to 60,000 of our common shares at an exercise price of U.S.$6.00 per share expiring October 28, 2003.

(3)	Mr. Musacchio has incentive stock options entitling him to acquire up to 50,000 of our common shares at an exercise price of U.S.$6.00 per share expiring October 28, 2003.

(4)	Dr. Feuerstein has incentive stock options entitling him to acquire up to 50,000 of our common shares at an exercise price of U.S.$7.00 per share expiring March 29, 2005.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

      The following table sets forth certain information as at April 16, 2003 concerning the ownership of our common shares by each person known to us, based solely upon public records and filings, to be the direct and/or indirect owner of five percent or more of our common shares:

Identity of Person or Group	Amount Owned		Percent of Class

Peter Kellogg	3,141,550	(1)	24.4%
FMR Corp.	763,800		5.9%

(1)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,821,550 of the shares, or approximately 22.0% of our issued and outstanding common shares.

     Our officers and directors, as a group, own or control, directly or indirectly, an aggregate of 613,000 common shares and have options to purchase an additional 235,000 common shares, representing approximately 6.5% of our common shares on a fully diluted basis.

      All common shareholders have identical voting rights.

Shareholder Distribution

      As at April 16, 2003, there were approximately 629 holders of record of our common shares and a total of 12,849,854 common shares were outstanding. Approximately 10,675,792 or 83.1% of our common shares are held of record by 549 U.S. holders, including depositories and clearing agencies.

Related Party Transactions

      Other than as disclosed herein, to the best of our knowledge, there have been no material transactions since January 1, 2002 to which we were or are a party and in which a director or officer of MFC, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

      As at December 31, 2002, we reorganized our interest in two European commodity producers with a carrying value of approximately $7.3 million by exchanging them for a 49% interest in Equitable Industries Limited Partnership. No gain or loss was recorded as a result of the exchange and it was treated as a related party non-monetary transaction.

      During 2002, we earned fees in the normal course from our merchant banking affiliates amounting to approximately $9.2 million of which approximately $4.1 million was with a merchant banking client the president of which is also our president. In 2001 and 2000, such fees amounted to $0.3 million and $1.1 million, respectively.

      In 2002, we also sold real estate for gross cash proceeds of approximately $4.2 million to an affiliate. No gain or loss was recognized on this transaction. At April 16, 2003, we had a note payable of approximately $0.8 million to this affiliate. At the beginning of 2002, the amount outstanding under this note payable was approximately $4.6 million which was also the largest amount outstanding during the year. The note bears interest at the rate of 3.5% per annum and is payable on demand. The note is unsecured and non-recourse.

      In 2002, we also sold commodities amounting to approximately $3.5 million in the normal course to an affiliate, approximately $2.9 million of which is included in receivables from commodity transactions as at December 31, 2002.

      We had a receivable from an officer of $0.8 million at April 16, 2003, which will be paid in the normal course. No amounts were paid on this loan in 2002 and the loan is payable on demand and bears interest at the rate of 4.25% per annum.

      We receive dividends pursuant to a royalty interest from an affiliate at a rate of 10% annually. Dividends earned amounted to $4.9 million in 2002.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

      See “Item 18. Financial Statements” for financial statements filed as part of this annual report.

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

      In August 2002, we paid a stock dividend of 0.95 common shares of Mymetics for each common share of MFC held by our shareholders of record as of August 13, 2002. Approximately 12,206,957 Mymetics shares were distributed to MFC shareholders under the dividend. For more information, see “Item 4. Information on the Company — Overview”.

ITEM 9.	THE OFFER AND LISTING

Markets and Price History

      Our common shares are quoted on the Nasdaq National Market under the symbol “MXBIF” and on the Frankfurt Stock Exchange under the symbol “MFC GR”. The following table sets forth the high and low sales prices of our common shares on the Nasdaq for the periods indicated. In August 2002, we paid a stock dividend of 0.95 common shares of Mymetics for each common share of MFC held by shareholders of record as of August 13, 2002. As a result, the sales prices set out below for periods prior to the payment of the stock dividend did not reflect the payment of the stock dividend to MFC shareholders.

	Nasdaq

	High		Low

Annual Highs and Lows
1998	U.S.$	14.38	U.S.$	4.69
1999		12.25		5.81
2000		10.00		6.75
2001		11.60		7.13
2002		11.51		6.45
Quarterly Highs and Lows
2001
First Quarter	U.S.$	8.50	U.S.$	7.13
Second Quarter		11.00		7.63
Third Quarter		10.00		7.40
Fourth Quarter		11.60		7.90
2002
First Quarter		11.51		9.20
Second Quarter		10.49		8.60
Third Quarter		9.19		7.01
Fourth Quarter		7.81		6.45
2003
First Quarter		8.35		6.74
Monthly Highs and Lows
2002
October	U.S.$	7.81	U.S.$	6.60
November		7.30		6.59
December		7.30		6.45
2003
January		7.85		6.80
February		7.30		6.74
March		8.35		6.75
April 1 to April 16		8.65		7.51

ITEM 10.	ADDITIONAL INFORMATION

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

      Our Articles and Bylaws do not restrict a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of MFC in order to serve as directors.

      Our authorized capital consists of common shares and class A preferred shares. Our class A preferred shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series. Currently, we have authorized 140,000 class A preferred shares, series 1 (the “Series 1 Shares”), 140,000 class A preferred shares, series A (the “Series A Shares”), 100,000 class A preferred shares, series 2 (the “Series 2 Shares”) and 20,000 class A preferred shares, series 3 (the “Series 3 Shares”).

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

      An annual meeting of shareholders must be held at such time in each year not later than 15 months after the last preceding annual meeting and at such place as our board of directors, or failing it, our Chairman, Managing Director or President, may from time to time determine. The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy who together hold or represent by proxy, in aggregate, not less than one-third of our outstanding shares entitled to vote at the meeting. Only persons entitled to vote, our directors and auditors and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.

      Except as provided in the ICA, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Yukon Territory, or in our charter documents. See “Exchange Controls” below for a discussion of the principal features of the ICA for non-Canadian residents proposing to acquire our common shares.

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

      In 1993, we adopted a shareholder protection rights plan to protect us and our shareholders from unfair, abusive or coercive acquisition tactics. Generally, the plan provides for the issuance to the holders of each of our outstanding common shares of a right to purchase one of our common shares at an exercise price determined in accordance with the plan upon the commencement of a take-over bid. We have waived the application of the plan to an existing shareholder to permit such shareholder to acquire up to 25% of our common shares. Our plan currently expires in 2003, and we plan to renew the same.

      Our Bylaws do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Material Contracts

      The following summary of certain material provisions of the agreements referenced below is not complete and these provisions are qualified in their entirety by reference to the full text of such agreements which are filed with this annual report or are on file with the SEC.

      In October 2001, we acquired approximately 96% of MFC Commodities pursuant to an investment and restructuring agreement made among us, certain wholly-owned subsidiaries, Hovis Commodity Trading GmbH (“HCT”), MFC Commodities and its then shareholders (the “investees”) dated for reference October 1, 2001 (the “Investment Agreement”). MFC Commodities was established in 1993 and is, directly and indirectly through subsidiaries, primarily engaged in trading commodities and natural resources in Eastern Europe. Pursuant to the terms of the Investment Agreement, our wholly-owned subsidiary invested approximately $11.4 million in HCT, the holding company of MFC Commodities, in exchange for approximately 96% of its issued share capital. Two prior shareholders of MFC Commodities subscribed for approximately 4.5% in aggregate of the issued share capital of the holding company in consideration of the payment of an aggregate of approximately $0.3 million and have the right to acquire up to an additional 44.5% of the holding company of MFC Commodities in the event that its consolidated net worth reaches prescribed targets on or before a specified date or they pay the difference between the actual net worth and target amount in cash. Further, the investees also have the right to require us to purchase their shares during a prescribed period pursuant to a stipulated price calculation. We have the right to acquire their holding company shares for an aggregate of approximately $0.3 million if they do not acquire shares in the capital of HCT prior to December 31, 2006 or this right is terminated prior to that date.

      The Investment Agreement contains representations, warranties and covenants customary for this type of agreement. The Investment Agreement also provided for, among other things, a restructuring of MFC Commodities’ bank and other credit facilities, a reorganization of its corporate structure and the shareholders entering into an owners’ agreement (the “Owners’ Agreement”). The Owners’ Agreement sets out the respective rights and obligations of the shareholders, as well as its and MFC Commodities’ management and operations. It contains terms and conditions customary for such agreements including those relating to the constitution and election of a board of directors, the appointment of managing directors and their respective rights and duties, restrictions on share transfers other than to permitted transferees, rights of first refusal and default provisions and remedies.

      In conjunction with the acquisition of MFC Commodities, we implemented certain operating and strategic changes. These included reaffirming and establishing various credit lines of MFC Commodities and its subsidiaries in the aggregate amount of approximately $64.1 million. Further, we streamlined the operations of MFC Commodities to focus on its core trading activities and divested certain of its non-core industrial assets.

      In October 2001, we acquired approximately 53% of the outstanding common shares of Trimble for approximately $1.0 million. In July 2002, we acquired the outstanding minority interest in Trimble pursuant to a plan of arrangement dated May 17, 2002 between Trimble and MFC whereby shareholders of Trimble elected to receive either $0.22 or 0.0139 of our common shares in exchange for each Trimble share held. As a result, we issued 25,071 of our common shares and will pay approximately $205,000 in cash to those shareholders of Trimble who elected, or were deemed to elect, to receive cash.

      In August 2002, we acquired approximately 85% of the issued shares and U.S.$11.4 million of indebtedness of Banff for nominal consideration and the provision of a contingent royalty interest to the vendor pursuant to a Share Sale Agreement among Newmont Australia Limited (“Newmont”), Newmont LaSource S.A.S. (“NLS”) and MFC dated August 7, 2002 and a Royalty Deed among MFC, Newmont and NLS dated August 7, 2002. Under the Royalty Deed, we granted to the vendor a royalty in an amount equal to 10% of the net cash flow resulting from any processing operations of Kasese up to an aggregate maximum of U.S.$10.0 million. If there is no cash flow, no royalty will be payable for such period. These documents also contain terms and conditions customary for agreements of this type. We also subsequently acquired approximately $77.2 million of indebtedness of Kasese. For more information on the cobalt processing plant, see “Item 4. Information on the Company — Property, Plants and Equipment” and Note 2 to our consolidated financial statements included in this annual report.

      In July 2002, we disposed of an indirect interest in an oil venture royalty stream pursuant to a Stock Purchase Agreement among Occidental (East Shabwa), LLC (“Occidental”), Intercap Yemen, Inc. (“Intercap”), an indirect wholly-owned subsidiary of MFC, and MFC dated July 23, 2003. Pursuant to such agreement, all of the outstanding common shares of Comeco Petroleum, Inc. (“Comeco”) held by Intercap were transferred to Occidental as consideration for the purchase price. Intercap held 500 shares of common stock of Comeco which represented a 41.25% interest in Comeco. Comeco, in turn, holds a 28.57% interest in the East Shabwa Development Area, an oil field in Yemen. The agreement contains terms and conditions customary for agreements of this type.

Exchange Controls

      There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of MFC’s common shares. However, any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our voting shares) pursuant to the Canada-U.S. Tax Convention (1980), as amended (the “Treaty”). See “Item 10. Additional Information — Taxation”.

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

      The ICA governs the acquisition of Canadian businesses by non-Canadians. Under the ICA, non-Canadian persons or entities acquiring “control” (as defined in the ICA) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization (“WTO”), including Americans, or WTO member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the ICA, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

      If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the ICA is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.

      Certain transactions relating to our common shares would be exempt from the ICA, including:

•	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition of control of MFC in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the ICA; and

•	the acquisition of control of MFC by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of MFC, through ownership of our common shares, remains unchanged.

Taxation

Certain Canadian Federal Income Tax Consequences

      We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) (the “ITA”) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of MFC in connection with carrying on a business in Canada (a “non-resident holder”).

      This summary is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the ITA and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

Dividends

      Dividends paid on our common shares to a non-resident holder will be subject under the ITA to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by MFC. The Treaty provides that the ITA’s standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as MFC) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

      A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a common share of MFC unless such share represents “taxable Canadian property” (as defined in the ITA) to the holder thereof. Our common shares generally will be considered taxable Canadian property to a nonresident holder if:

•	the non-resident holder;

•	persons with whom the non-resident holder did not deal at arm’s length; or

•	the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of MFC represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

      The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

      The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

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

U.S. Holders

      As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Foreign Tax Credit

      A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

      We do not believe that we are a passive foreign investment corporation (a “PFIC”). If a U.S. Holder disposes of shares in a PFIC, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the U.S. Holder’s current income.

      The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The U.S. Holder’s current year tax is increased by the special tax and interest on amounts apportioned to prior years.

      A U.S. Holder can avoid this special tax and interest charge by making a permanent election to treat a PFIC as a “qualified electing fund” and to report in each year thereafter such shareholder’s pro rata share of the ordinary earnings and net capital gains of a PFIC. If the election is not made in the first year that the U.S. Holder owns the shares, a special election would have to be made to cleanse the effect of the prior year’s holding periods.

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

Documents on Display

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604 and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s public reference facilities by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are exposed to market risks from changes in interest rates, foreign currency exchange rates and equity prices which may affect our results of operations and financial condition and, consequently, our fair value. We manage these risks through internal risk management policies as well as the use of derivative instruments. We use derivative instruments to manage our exposure and our clients’ exposure to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts.

      Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Derivative Instruments

      At December 31, 2002, we did not hold any forward foreign exchange contracts. We have provided a loan, in the principal amount of €30.0 million, which has an embedded derivative feature which fixes the exchange rate at €1.00 = U.S.$0.9731 in the event the Euro falls below this exchange rate. No gain or loss was recognized on this embedded derivative as at December 31, 2002. At December 31, 2001, we held four forward foreign exchange contracts in the aggregate notional amount of $24.7 million which covered the period through March 31, 2002. We entered into these contracts for our own account to manage our exposure to foreign currency exchange risks.

Interest Rate Risk

      Fluctuations in interest rates may affect the fair value of fixed interest rate financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our financial instrument assets and increase the fair value of our financial instrument liabilities. A decrease in market interest rates may increase the fair value of our financial instrument assets and decrease the fair value of our financial instrument liabilities. An increase in interest rates may also increase the risk of defaults on loans. However, since our loans are collateralized, we do not consider that the loans are subject to interest rate risk. Our financial instruments which may be sensitive to interest rate fluctuations are investments and debt obligations. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2002 and 2001, respectively, and expected cash flows from these instruments.

As at December 31, 2002

(in thousands)

			Expected Future Cash Flow*
	Carrying	Fair
	Value	Value	2003	2004	2005	2006	2007	Thereafter

Investments(1)	$68,163	$68,261	$35,282	$5,716	$4,900	$4,900	$4,900	$37,046
Debt obligations(2)	25,790	20,413	2,784	1,721	1,721	6,074	1,721	22,369

*	Including interest and dividends where applicable.

(1)	Investments consist of debt securities and preferred stock.
(2)	Debt obligations consist of the bonds which mature on April 1, 2008 and bear interest at 8% per annum.

As at December 31, 2001

(in thousands)

			Expected Future Cash Flow*
	Carrying	Fair
	Value	Value	2002	2003	2004	2005	2006	Thereafter

Investments(1)	$60,530	$60,503	$27,246	$4,955	$5,688	$4,900	$4,900	$37,451
Debt obligations(2)	63,381	46,954	7,759	18,351	1,735	1,735	33,718	23,856

*	Including interest and dividends where applicable.

(1)	Investments consist of debt securities and preferred stock.
(2)	Debt obligations consist of the bonds which mature on April 1, 2008 and bear interest at 8% per annum.

Foreign Currency Exchange Rate Risk

      Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars, Euro and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets and liabilities. An appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument assets and liabilities. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments, loans, deposits and debt obligations. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2002 and 2001, respectively, and expected cash flows from these instruments:

As at December 31, 2002

(in thousands)

			Expected Future Cash Flow*
	Carrying	Fair
	Value	Value	2003	2004	2005	2006	2007	Thereafter

Investments(1)	$54,115	$54,821	$43,370	$816	$—	$—	$—	$10,010
Loans(2)	75,366	75,366	33,393	52,613	—	—	—	—
Deposits(3)	39,198	39,198	39,198	—	—	—	—	—
Debt obligations(4)	68,798	63,421	33,941	6,720	6,526	10,684	1,721	22,369

*	Including interest and dividends where applicable.

(1)	Investments consist of debt securities and equity securities, both of which are denominated in U.S. dollars, Euros or Swiss francs.
(2)	Loans are denominated in U.S. dollars, Euros or Swiss francs.
(3)	Deposits consist of cash deposits with MFC Bank.
(4)	Debt obligations consist of the bonds and other debt, which are denominated in U.S. dollars or Euros.

As at December 31, 2001

(in thousands)

			Expected Future Cash Flow*
	Carrying	Fair
	Value	Value	2002	2003	2004	2005	2006	Thereafter

Investments(1)	$67,989	$66,867	$59,893	$55	$822	$—	$—	$7,356
Loans(2)	45,460	45,460	37,687	9,913	—	—	—	—
Deposits(3)	524	524	524	—	—	—	—	—
Debt obligations(4)	82,394	64,941	18,544	14,309	6,057	5,888	37,702	23,856

*	Including interest and dividends where applicable.

(1)	Investments consist of debt securities and equity securities, both of which are primarily denominated in U.S. dollars or Swiss francs.
(2)	Loans are denominated in U.S. dollars, Euros or Swiss francs.
(3)	Deposits consist of cash deposits with MFC Bank.
(4)	Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars or Euro.

Equity Price Risk

      Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments and debt obligations. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 2002 and 2001, respectively, and expected cash flows from these instruments:

As at December 31, 2002

(in thousands)

			Expected Future Cash Flow*
	Carrying	Fair
	Value	Value	2003	2004	2005	2006	2007	Thereafter

Investments(1)	$70,157	$70,354	$22,691	$4,900	$4,900	$4,900	$4,900	$52,563
Debt obligations(2)	21,509	16,132	1,721	1,721	1,721	1,721	1,721	21,939

*	Including interest and dividends where applicable.

(1)	Investments consist of equity securities.
(2)	Debt obligations consist of bonds which are convertible into common shares of MFC at a fixed price.

As at December 31, 2001

(in thousands)

			Expected Future Cash Flow*
	Carrying	Fair
	Value	Value	2002	2003	2004	2005	2006	Thereafter

Investments(1)	$72,703	$71,110	$28,027	$4,900	$4,900	$4,900	$4,900	$49,596
Debt obligations(2)	21,687	20,385	1,735	1,735	1,735	1,735	1,735	23,856

*	Including interest and dividends where applicable.

(1)	Investments consist of equity securities.
(2)	Debt obligations consist of bonds which are convertible into common shares of MFC at a fixed price.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM 15.	CONTROLS AND PROCEDURES

      Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports on file with the SEC. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of certain events, and there can be no assurance that any design will succeed in achieving its stated goals under all future conditions, regardless of how remote. In addition, we reviewed our internal controls, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

      [Reserved]

ITEM 16B.	CODE OF ETHICS

      [Reserved]

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

      [Reserved]

PART III

ITEM 17.     FINANCIAL STATEMENTS

      Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

1.	Independent Auditors’ Report on the Consolidated Financial Statements of MFC as at December 31, 2002, 2001 and 2000.

2.	Consolidated Balance Sheets at December 31, 2002 and 2001 (audited).

3.	Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000 (audited).

4.	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000 (audited).

5.	Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000 (audited).

6.	Notes to Consolidated Financial Statements.

7.	Independent Auditors’ Report on Financial Statement Schedules.

8.	Financial Statement Schedules:

      I     Condensed Financial Information of Registrant.

      III   Supplementary Insurance Information.

      IV   Reinsurance.

      VI   Supplemental Information Concerning Property — Casualty Insurance Operations.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders

MFC Bancorp Ltd.

      We have audited the consolidated balance sheets of MFC Bancorp Ltd. and Subsidiaries as at December 31, 2002 and 2001, and the consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000, in accordance with generally accepted accounting principles in Canada, which differ from United States generally accepted accounting principles as described in Note 18 to the consolidated financial statements.

/s/ PETERSON SULLIVAN P.L.L.C.

April 7, 2003

Seattle, Washington

MFC BANCORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001
(In Thousands)

	U.S. Dollars
	(Information	Canadian Dollars
	Only)
	2002	2002	2001

ASSETS
Cash and cash equivalents	$64,835	$102,413	$77,166
Securities	39,661	62,649	75,805
Loans	49,303	77,879	69,737
Receivables	34,157	53,955	44,864
Commodity investments	8,338	13,172	5,447
Properties held for sale	46,188	72,959	22,480
Resource property	23,263	36,747	37,451
Goodwill	10,390	16,412	28,066
Equity method investments	5,012	7,917	30,898
Prepaid and other	1,565	2,471	2,725

	$282,712	$446,574	$394,639

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$29,931	$47,279	$41,649
Debt	43,554	68,798	98,000
Future income tax liability	163	258	5,348
Deposits	24,815	39,198	524

Total liabilities	98,463	155,533	145,521

Minority interests	3,641	5,751	3,121
Shareholders’ Equity
Common stock, without par value; authorized unlimited number	44,485	70,269	76,673
Cumulative translation adjustment	11,859	18,733	4,452
Retained earnings	124,264	196,288	164,872

	180,608	285,290	245,997

	$282,712	$446,574	$394,639

      The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2002, 2001 and 2000
(In Thousands, Except Earnings Per Share)

	U.S. Dollars
	(Information	Canadian Dollars
	Only)
	2002	2002	2001	2000

Financial services revenue	$180,006	$284,339	$214,246	$156,220
Expenses
Financial services	111,290	175,792	143,071	88,742
General and administrative	22,637	35,758	21,793	21,394
Goodwill impairment	10,203	16,116	—	—
Interest expense	6,010	9,493	5,369	4,218

	150,140	237,159	170,233	114,354

Income before income taxes and minority interests	29,866	47,180	44,013	41,866
Recovery of (provision for) income taxes	2,214	3,497	772	(1,689)

Income before minority interests	32,080	50,677	44,785	40,177
Minority interests	49	78	503	(1,014)

Net income	$32,129	$50,755	$45,288	$39,163

Earnings per share
Basic	$2.48	$3.93	$3.59	$3.24

Diluted	$2.35	$3.70	$3.35	$3.03

      The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2002, 2001 and 2000
(Canadian Dollars, In Thousands)

	Common Stock
				Cumulative
	Number of		Retained	Translation
	Shares	Amount	Earnings	Adjustment	Total

Balance at December 31, 1999	12,041,156	$65,498	$109,604	$(4,291)	$170,811
Net income	—	—	39,163	—	39,163
Shares issued for exercise of stock options	47,000	436	—	—	436
Shares issued for cash	500,000	5,230	—	—	5,230
Repurchase of shares	(500,000)	(6,026)	—	—	(6,026)
Translation adjustment	—	—	—	3,520	3,520

Balance at December 31, 2000	12,088,156	65,138	148,767	(771)	213,134
Net income	—	—	45,288	—	45,288
Shares issued for exercise of stock options	1,089,000	11,535	—	—	11,535
Translation adjustment	—	—	—	5,223	5,223
Dividend in equity securities, at carrying value	—	—	(29,183)	—	(29,183)

Balance at December 31, 2001	13,177,156	76,673	164,872	4,452	245,997
Net income	—	—	50,755	—	50,755
Shares issued for exercise of stock options	157,500	1,635	—	—	1,635
Shares issued for purchase of minority interest in consolidated subsidiary	25,071	397	—	—	397
Repurchase of shares	(546,100)	(8,660)	—	—	(8,660)
Shares issued for compensation	18,227	224	—	—	224
Translation adjustment	—	—	—	14,281	14,281
Dividend in equity securities, at carrying value	—	—	(19,339)	—	(19,339)

Balance at December 31, 2002	12,831,854	$70,269	$196,288	$18,733	$285,290

      The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001 and 2000
(Canadian Dollars, In Thousands)

	2002	2001	2000

Cash flows from operating activities
Net income	$50,755	$45,288	$39,163
Adjustments for:
Goodwill impairment	16,116	—	—
Gain on debt reduction	(19,746)	(22,409)	—
Amortization and depreciation	1,528	2,049	2,041
Minority interests	(78)	(503)	1,014
Dividend from equity method investee	—	1,021	—
Debt extinguishment	(49,122)	—	—
Changes in operating assets and liabilities, net of effects of acquisitions
Securities	12,179	1,836	(17,760)
Receivables	1,621	48,315	187
Commodity investments	(6,026)	—	—
Properties held for sale	13,487	(406)	(1,232)
Accounts payable and accrued expenses	3,767	(8,466)	2,064
Future income tax liability	(4,604)	(1,417)	—
Other	970	(777)	(275)

Cash flows from operating activities	20,847	64,531	25,202
Cash flows from investing activities
Net decrease (increase) in loans	(4,778)	25,099	(31,661)
Purchases of long-term securities, net	(5,441)	(4,816)	5,551
Sale of equity method investment	25,915	—	—
Purchases of subsidiaries, net of cash acquired	(34,978)	(1,018)	—
Other	204	(425)	430

Cash flows from investing activities	(19,078)	18,840	(25,680)
Cash flows from financing activities
Net increase (decrease) in deposits	33,894	(62,385)	13,282
Borrowings	38,660	12,310	8,135
Debt repayments	(52,005)	(37,562)	(4,089)
Issuance (repurchase) of common stock, net	(7,025)	11,535	(360)
Other	—	—	(111)

Cash flows from financing activities	13,524	(76,102)	16,857
Exchange rate effect on cash and cash equivalents	9,954	1,373	2,578

Increase in cash and cash equivalents	25,247	8,642	18,957
Cash and cash equivalents, beginning of year	77,166	68,524	49,567

Cash and cash equivalents, end of year	$102,413	$77,166	$68,524

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

Nature of Operations

      The Company is in the business of merchant banking. This includes financial advisory services, proprietary investing and trading activities on an international basis which are facilitated by the Company’s banking and trading subsidiaries. The Company seeks investments in many industries while emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Company uses its financial and management expertise to add value within a relatively short time period. The Company also trades in various basic materials primarily on its own account. Revenues from these activities are recognized as agreed upon activities are performed or as assets are disposed of with no substantial further involvement by the Company and collectibility is reasonably assured. The Company is managed as a unit and is treated as a single segment.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in entities where the Company owns at least a 20% voting interest, but does not have control, are accounted for under the equity method. The amount of earnings from equity investees was not material. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

      Cash and cash equivalents include highly liquid investments with original maturities of three months or less and are generally interest bearing. The Company regularly maintains cash balances in other financial institutions in excess of insured limits. Interest paid on a cash basis was $7,188, $4,667 and $4,990 for the years ended December 31, 2002, 2001 and 2000, respectively. Income tax amounts paid were $8, none and $81 during 2002, 2001 and 2000, respectively.

      Nonmonetary transactions include the exchange transaction discussed in Note 15 in 2002; the receipt of securities totaling $5,506 in repayment of a loan in 2001; an exchange of 402,500 shares of an affiliate for $1,779 in cash and 2,597,060 common shares of that affiliate in 2000.

Securities

      Trading account securities, held by the Company’s banking subsidiary, are stated at current market value with the unrealized gain or loss included in the results of operations. Short-term securities held by the other subsidiaries are carried at the lower of aggregate cost or current market value.

      Long-term investment securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Equity securities are stated at cost and debt securities at amortized cost unless there has been an other than temporary decline in value, at which time the security is written down and the unrealized loss is included in the results of operations.

      Realized gains or losses on sales of securities are determined based on the specific cost basis.

Loans

      Loans are stated net of allowances for credit losses, accrued interest, reimbursable expenses and unamortized loan fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest. Whenever a contractual payment is 90 days past due, loans are automatically classified as impaired unless they are fully secured and in the process of collection. When a loan is deemed impaired, its carrying amount is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate in the loan or, as a practical expedient, based on a loan’s observable market price or the fair value of collateral if the loan is collateral dependent. In subsequent periods, any increase in the carrying value of the loan is credited to the provision for credit losses. Impaired loans are returned to performing status when there is no longer reasonable doubt regarding timely collection of principal and interest, all amounts in arrears including interest have been collected, and all charges for loan impairment have been reversed. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on the accrual basis when there is no longer any reasonable doubt regarding collectibility of principal and interest, and payments are not 90 days past due. Collateral is obtained for loans (and other receivables) if, based on an evaluation of credit-worthiness, it is considered necessary for the overall borrowing facility.

      Assets acquired in satisfaction of loans are recorded at the lesser of their fair value at the date of transfer or the carrying value of the loan. Any excess of the carrying value of the loan over the fair value of the assets acquired is written off. Operating results and gains and losses on disposal of such assets are treated as write-offs and recoveries.

      Interest income from loans is recognized when earned using the interest method unless the loan is classified as impaired at which time recognition of interest income ceases. Interest on impaired loans is credited to the carrying value of the loan when received. Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in income unless the yield on any loans retained by the Company is less than that of other comparable lenders involved in the financing. In such cases an appropriate portion of the fee is deferred and amortized to interest income over the term of the loan.

Allowance for Credit Losses

      The Company’s allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in the Company’s credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans or receivables but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

      Specific provisions are established on a loan-by-loan or receivable basis. A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

      No loans were considered impaired at December 31, 2002 and 2001, and the Company did not consider it necessary to reserve for any specific loans or receivables, country risks or general risks.

Derivative Financial Instruments

      Derivative financial instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. These instruments are either exchange-traded or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

negotiated. Derivatives may be designated as hedges, provided certain criteria are met. The Company has no derivative financial instruments which have been designated as hedges.

      The Company enters into derivative contracts usually to meet the needs of its customers and to take trading positions. These derivatives are marked to market with any unrealized gains or losses recognized immediately in income. Also, in 2002, the Company entered into an embedded derivative transaction within a client loan of $49,691. This derivative was designed to reduce a foreign currency risk. Due to the terms of this derivative, a loss may not be incurred and at December 31, 2002, there was no unrealized gain. The Company held no other significant derivative financial instruments at December 31, 2002.

      At December 31, 2001, the Company held foreign currency exchange contracts amounting to $24,655 in notional amount which were settled in 2002 for a realized gain of $129. During 2001, the Company recorded a loss from a change in the fair value of these contracts amounting to $1,070.

Commodity Investments

      Commodity investments consist of basic materials held for sale. These investments are stated at the lower of cost (specific identification) or market.

Properties Held for Sale

      Properties held for sale are stated at cost unless the estimated future undiscounted cash flows expected to result from disposition is less than carrying value in which case a loss is recognized based on the fair value of similar property in the same geographic region. No such losses have been recorded in these consolidated financial statements.

Resource Property

      Resource property is stated at cost. Amortization is provided on the straight-line basis over the period revenue is to be received which will end in 2055. However, if expected future undiscounted cash flows are less than carrying value, a loss will be recognized. No such losses have been recorded in these consolidated financial statements.

Goodwill and Other Intangible Assets

      The Canadian Institute of Chartered Accountants (“CICA”) adopted a new accounting standard on goodwill and other intangible assets in 2001, which the Company adopted for periods beginning January 1, 2002. Goodwill represents the difference between the acquisition cost of a business and the fair value of its net tangible assets after an allocation has been made for assets with indefinite and finite lives. Under this new standard, goodwill and other intangible assets with indefinite useful lives are not amortized but are subject to fair value impairment tests, on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value.

      If any potential impairment is identified, then the amount of the impairment is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit. Intangibles with a finite life are amortized over their estimated useful life and also are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Other intangible assets are considered impaired and written down to their net recoverable amount when their net carrying value exceeds their estimated future net cash flows. Any impairment of goodwill or other intangible assets is charged to income in the period in which the impairment is determined.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Foreign Currency Translation

      The Company translates foreign assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these conversions are included in the equity section of the consolidated balance sheet. Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency amounting to $453, $2,342 and $291 in 2002, 2001 and 2000, respectively, have been included in general and administrative expenses in the consolidated statements of income. The translation adjustments did not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely.

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

Stock Based Compensation

      The Company follows the intrinsic value based method of accounting for compensation resulting from the granting of stock options to employees. No compensation expense has been recognized in these consolidated financial statements for the granting of options to employees because the exercise price of the options approximated the market price for the common shares at the grant date. Shares of stock issued to employees are expensed as compensation in the year the shares are issued based on fair value at the date of issuance. Stock based payments to non-employees are to be expensed based on the fair value of shares or options issued. There have been no stock based payments to non-employees.

      The following table illustrates the effect on net income and earnings per share if compensation expense had been recognized on the basis of fair value of employee stock options granted.

	2002	2001	2000

Net Income
As reported	$50,755	$45,288	$39,163
Deduct: Total stock option compensation expense determined under fair value based methods, net of any related tax effects	—	217	217

Proforma net income — basic	50,755	45,071	38,946
Dilution adjustment from Note 11	1,735	1,634	1,520

Proforma net income — diluted	$52,490	$46,705	$40,466

Basic Earnings Per Share
As reported	$3.93	$3.59	$3.24
Proforma	$3.93	$3.57	$3.22
Diluted Earnings Per Share
As reported	$3.70	$3.35	$3.03
Proforma	$3.70	$3.34	$3.01

Earnings Per Share

      In 2000, the Company adopted the new CICA accounting standard on earnings per share which requires the use of the treasury stock method to calculate diluted earnings per share. The treasury stock method

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds.

      Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the period. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted as well as convertible debt computed under the treasury stock method. Such potential dilution is not recognized in a loss period.

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

New Accounting Standards

      The CICA has also issued the following new accounting standards:

•	A standard which will require the Company to document hedging relationships and explicitly demonstrate that they are sufficiently effective in order to use accrual accounting for positions hedged with derivatives. Otherwise, the derivative instrument will be marked-to-market through the current year’s statement of income. This standard is applicable for years beginning on or before July 1, 2003. The effect on the Company’s consolidated financial statements is not yet determinable.

•	Related standards with respect to impairment or disposal of long-lived assets (effective for years beginning on or after April 1, 2003) and disposal of long-lived assets and discontinued operations (effective for years beginning May 1, 2003), and impaired loans (effective for years beginning May 1, 2003). Generally, these standards give guidance on write-downs and disposals of long-lived assets. Further, the definition of discontinued operations is broadened. The effect on the Company’s consolidated financial statements is not yet determinable.

Reclassifications

      Certain reclassifications have been made to prior year balances to conform with current year presentation.

Note 2.	Acquisitions

      In August 2002, the Company acquired 85.3% of the outstanding common shares of Banff Resources Ltd. (“Banff”), a Canadian corporation. The results of Banff’s operations have been included in these consolidated financial statements since the acquisition date. Banff’s primary assets are a cobalt stockpile and related processing facility, and a hydro-electric plant located in Uganda. This acquisition is consistent with the Company’s business of proprietary investing.

      Because of low market prices for cobalt, the Company has not processed any significant amounts of stockpile since acquisition. Incidental revenue has been earned from the sale of excess power generated by the hydro-electric plant. The Company intends to sell the assets acquired when the market price for cobalt recovers sufficiently, although this is beyond the Company’s control and there is no assurance of such recovery near-term. Further, since the assets are located in Uganda, there are uncertainties with respect to the political, legal and regulatory environment in that country which may have an effect on ultimate disposal value. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company has classified the acquired assets as properties held for sale in these consolidated financial statements.

      The aggregate purchase price was primarily an assumption of non-recourse debt. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$6,996
Stockpile and processing facility	36,273
Hydro-electric plant	34,696

Total assets acquired	77,965
Current liabilities	6,996
Debt	70,969

Total liabilities assumed	77,965

Net assets acquired	$—

      The purchase agreement provides for royalties to be paid to the seller. The royalty is equal to 10% of the net cash flow resulting from any processing operations up to an aggregate maximum of $15,796. The Company will charge to expense the royalty amounts as incurred; none were incurred in 2002.

      Also, in August 2002, the Company acquired 93.4% of the outstanding common shares of Euro Trade & Forfaiting, Inc. (“Euro Trade”), a U.S. corporation. The results of Euro Trade’s operations have been included in these consolidated financial statements since the acquisition date. Euro Trade is engaged primarily in merchant banking in Europe which is consistent with the Company’s business activities.

      The aggregate purchase price of $42,806 was paid in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$43,925
Long-term securities	1,373
Goodwill	3,708

Total assets acquired	49,006
Current liabilities	3,437
Minority interest	2,763

Total liabilities assumed	6,200

Net assets acquired	$42,806

      Goodwill is not expected to be deductible for income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The following unaudited proforma information presents the results of operations of the Company as if the acquisitions had taken place on January 1, 2002 and 2001, respectively. The proforma information is not necessarily indicative of the results that would have occurred had the acquisitions taken place at the beginning of the periods presented. Further, the proforma information is not necessarily indicative of future results.

	Year Ended December 31,

	2002	2001

Revenues	$296,277	$215,848
Net income (loss)	$29,268	$(73,378)
Earnings (loss) per share
Basic	$2.26	$(5.81)
Diluted	$2.19	$(5.12)

Note 3.	Goodwill

      The changes in the carrying amount of goodwill are as follows:

	2002	2001

Balance at beginning of year	$28,066	$17,032
Acquisitions	3,708	12,796
Reductions due to purchase price adjustments	(695)	—
Exchange rate effect	1,449	(812)
Amortization	—	(950)

	32,528	28,066
Impairment	(16,116)	—

Balance at end of year	$16,412	$28,066

      Consistent with current CICA standards, there was no amortization of goodwill in 2002. Goodwill amortization expense amounted to $950 and $942 during the years ended December 31, 2001 and 2000, respectively. Had goodwill not been amortized, net income would have been $46,238 and $40,105, respectively; basic earnings per share would have increased by $.08 each year; and diluted earnings per share would have increased by $.07 each year.

      Based on a review of the fair value of the Company’s reporting units, management has determined that an impairment of $16,116 was necessary at December 31, 2002. No writedown was necessary at December 31, 2001. The Company has no other intangible assets.

Note 4.	Securities

      At December 31, 2002 and 2001, bank trading account securities consisted of debt securities of $26,544 and $21,925 and common shares of $5,585 and $28,025, respectively. The change in market value of bank trading account securities amounted to $1,245, $12,567 and $(4,311) for the years ended December 31, 2002, 2001 and 2000, respectively, and has been included in results of operations.

      Short-term securities consisted of debt securities of $1,906 and $358, preferred shares of $1,878 and $1,788 and common shares of $10,328 and $10,789 at December 31, 2002 and 2001, respectively. Holding gains (losses) of $415, $(3,868) and none were included in the results of operations for years ended December 31, 2002, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Long-term securities consist of the following at December 31:

	Unrealized Gains and Losses

	2002				2001

		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	Unrealized	Unrealized	Market	Carrying	Unrealized	Unrealized	Market
	Value	Gains	Losses	Value	Value	Gains	Losses	Value

Debt	$789	$98	$—	$887	$795	$—	$34	$761
Preferred shares	299	—	—	299	601	—	—	601
Common shares	15,320	197	—	15,517	11,524	—	1,593	9,931

	$16,408	$295	$—	$16,703	$12,920	$—	$1,627	$11,293

      At December 31, 2002 and 2001, bank trading account and short-term securities included common shares in an affiliate with a carrying value of $7,048 and $2,935, respectively. Also, at December 31, 2002, the Company had long-term investments in the common shares of two affiliates with a carrying value of $11,565.

      The maturity of securities is as follows at December 31:

	Remaining Terms

					No
	Within	1 to 3	3 to 5	5 to 10	specific	2002	2001
	1 year	years	years	years	Maturity	Total	Total

Bank trading account securities:
Debt:
Governments	$—	$6,324	$—	$—	$—	$6,324	$6,050
Other issuers	3,822	11,080	5,318	—	—	20,220	15,875

	3,822	17,404	5,318	—	—	26,544	21,925
Common shares	—	—	—	—	5,585	5,585	28,025

Total	3,822	17,404	5,318	—	5,585	32,129	49,950
Short-term securities
Debt (other issuers)	1,906	—	—	—	—	1,906	358
Equities:
Preferred shares	—	—	—	—	1,878	1,878	1,788
Common shares	—	—	—	—	10,328	10,328	10,789

	—	—	—	—	12,206	12,206	12,577

Total	1,906	—	—	—	12,206	14,112	12,935
Long-term securities
Debt (other issuers)	—	789	—	—	—	789	795
Equities:
Preferred shares	—	—	—	—	299	299	601
Common shares	—	—	—	—	15,320	15,320	11,524

	—	—	—	—	15,619	15,619	12,125

Total	—	789	—	—	15,619	16,408	12,920

Total securities	$5,728	$18,193	$5,318	$—	$33,410	$62,649	$75,805

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5.     Loans

	2002	2001

Bank loans, collateralized by traded securities and other assets, due from one company $3,303 at December 31, 2002, and one company $7,700 at December 31, 2001	$9,845	$11,606
Other loans, collateralized by traded securities, receivables, inventories and other tangible assets, due from one company $63,907 at December 31, 2002, and four companies $55,026 at December 31, 2001	68,034	58,131

	$77,879	$69,737

      Loan maturities:

	Within 1 Year	1 – 5 Years	2002 Total

Bank loans	$9,845	$—	$9,845
Other loans	18,343	49,691	68,034

	$28,188	$49,691	$77,879

      Bank loans generally earn interest ranging from 3.5% to 7.0% and other loans generally earn interest ranging from 5.0% to 9.75% as of December 31, 2002.

Note 6.     Receivables

	2002	2001

Commodity transactions	$38,210	$31,488
Short-term advances	5,548	2,979
Investment income	3,496	5,035
Pension plan recovery	1,587	1,587
Government taxes	3,294	381
Other	1,820	3,394

	$53,955	$44,864

      Receivables are stated at their outstanding principal balances.

Note 7.     Accounts Payable and Accrued Expenses

	2002	2001

Accounts payable	$38,657	$26,064
Affiliates	1,485	301
Interest	708	8,557
Property and other taxes	2,605	2,177
Commissions and severance	752	1,293
Other	3,072	3,257

	$47,279	$41,649

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8.     Deposits

	2002	2001

Clients	$39,190	$164
Banks	8	360

	$39,198	$524

      All deposits at December 31, 2002, were payable on demand and bear interest at not more than .25%. At December 31, 2002, deposits from affiliates where the Company’s president is also the affiliate’s president and the Company has minority voting rights amounted to $36,370.

Note 9.     Debt

	2002	2001

Bonds payable, US$13,617 as at December 31, 2002 and 2001, interest at 8% due semi-annually in October and April, principal due April 2008, unsecured, non-recourse. Convertible into common stock of the Company at $20.88 (1,030,038 common shares reserved at December 31, 2002)	$21,509	$21,687
Bonds payable, US$2,088 and US$13,190 at December 31, 2002 and 2001, interest at 8%, principal and interest due December 2006, unsecured	3,298	21,007
Notes payable under lines of credit due to banks, interest from 3.7% to 4.4%, secured by commodity transaction receivables	24,953	11,114
Note payable to a bank, interest at six month Euribor plus 1.5% (resulting in a rate of 4.3% at December 31, 2002), interest and principal payments of $2,257 due semiannually beginning in June 2003, due in full December 2006, secured by commodity transactions receivables	18,055	15,599
Bonds payable, interest at 15% paid semiannually, unsecured, non-recourse, paid in 2002	—	7,906
Note payable, interest at 8.25%, interest payable quarterly, principal due January 2003, unsecured, paid in 2002	—	8,377
Note payable, interest at 7%, principal and interest due December 2003, unsecured, non-recourse, paid in 2002	—	7,700
Note payable, interest at 3.5%, payable on demand, unsecured, non-recourse	983	4,610

	$68,798	$98,000

      As of December 31, 2002, the principal maturities of debt are as follows:

Maturity	Amount

2003	$30,450
2004	4,514
2005	4,514
2006	7,811
2007	—
Thereafter	21,509

$68,798

      Notes payable of $983 and $4,610 at December 31, 2002 and 2001, respectively, are to an affiliate where the Company has an equity interest and the Company’s president is also the president and director of the creditor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10.     Income Taxes

      Income before income taxes and minority interests consists of:

	2002	2001	2000

Canadian	$36,427	$28,623	$5,739
Foreign	10,753	15,390	36,127

	$47,180	$44,013	$41,866

      The recovery of (provision for) income taxes consists of the following:

	2002	2001	2000

Current
Canadian	$(1,004)	$(220)	$40
Foreign	(589)	(427)	(401)
Future
Canadian	301	525	4
Foreign	4,789	894	(1,332)

	$3,497	$772	$(1,689)

      A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

	2002	2001	2000

Income before income taxes and minority interests	$47,180	$44,013	$41,866

Computed provision for income taxes at statutory rates	$(17,041)	$(16,777)	$(18,756)
(Increase) decrease in taxes resulting from:
Nontaxable dividend income	1,770	2,018	2,421
Foreign source income	3,884	5,850	16,193
Permanent differences	23,347	—	—
Valuation allowance	(8,231)	7,404	—
Other, net	(232)	2,277	(1,547)

Recovery of (provision for) income taxes	$3,497	$772	$(1,689)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      The tax effect of temporary differences that give rise to significant components of future tax liabilities and assets are as follows:

	2002	2001

Future income tax liability, difference in tax basis of assets acquired in the United States	$(258)	$(5,348)
Future income tax asset, non-capital tax loss carryforwards:
Canada	1,066	10,254
Switzerland	—	1,020
United States	6,997	5,440
Austria	3,520	3,100

	11,583	19,814
Valuation allowance	(11,583)	(19,814)

Net future income tax asset	—	—

Net future income tax liability	$(258)	$(5,348)

      Management believes that, due to the nature of its operations, the Company’s available tax loss carryforwards may not be utilized prior to their expiration dates. Therefore, the resulting tax benefit has been fully reserved at December 31, 2002 and 2001.

      At December 31, 2002, the Company had estimated accumulated non-capital losses which expire in the following countries as follows:

Year	Canada	United States	Austria

2003	$807	$—	$—
2004	—	—	—
2005	—	—	—
2006	4	—	—
2007	2,136	—	—
2010-2020	5	20,580	—
Indefinite	—	—	10,352

	$2,952	$20,580	$10,352

      Any accumulated tax losses at December 31, 2002, in Uganda have not been agreed with that country’s revenue authority. There were no remaining tax losses available in Switzerland at December 31, 2002.

Note 11.     Earnings Per Share

      Earnings per share data for years ended December 31 from operations is summarized as follows:

	2002	2001	2000

Net income	$50,755	$45,288	$39,163
Less dividend paid on preferred shares held by subsidiary’s minority shareholders	—	—	(79)

Basic earnings from operations available to common shareholders	50,755	45,288	39,084
Effect of dilutive securities
Interest on convertible bonds	1,735	1,634	1,599

Diluted earnings from operations	$52,490	$46,922	$40,683

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Shares

	2002	2001	2000

Basic earnings per share, weighted average number of common shares outstanding	12,931,117	12,621,633	12,054,898
Effect of dilutive securities:
Convertible bonds	1,030,038	1,030,038	1,047,542
Options	209,006	350,764	335,240

Weighted average number of common shares outstanding — diluted	14,170,161	14,002,435	13,437,680

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

      During 2000, options to acquire 30,000 shares at $13.31 and 100,000 shares at $10.50 were granted to officers and employees of the Company. At December 31, 2002, 80,000 of these options were outstanding and exercisable and have a remaining contractual life of 2.25 years. At grant date, the weighted fair value of these options was $3.34.

      During 1998, options to acquire 750,000 shares at $9.26 were granted to officers and employees of the Company. At December 31, 2002, 415,000 of these options were outstanding and exercisable and have a remaining contractual life of 0.75 years. At grant date, the weighted fair value of these options was $2.11.

      During 1997, options to acquire 742,500 shares at $11.10 were granted to officers and employees of the Company. At December 31, 2002, none of these options were outstanding and exercisable as the exercise period expired in 2002. At grant date, the weighted fair value of these options was $2.59.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Following is a summary of the status of the plan:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding at December 31, 1999	1,131,000	$9.98
Granted	130,000	11.15
Exercised	(47,000)	(9.38)

Outstanding at December 31, 2000	1,214,000	10.12
Exercised	(189,000)	(11.17)

Outstanding at December 31, 2001	1,025,000	10.77
Exercised	(157,500)	(10.49)
Forfeited	(372,500)	(11.43)

Outstanding at December 31, 2002	495,000	$10.05

      The fair value of each option granted was estimated for proforma purposes on the grant date using the Black-Scholes Model. The assumptions used in calculating fair value in Note 1 in those years when options were granted were as follows:

2000

Risk-free interest rate	7.0%
Expected life of the options	2 years
Expected volatility	42.65%
Expected dividend yield	0.0%

Note 13.     Commitments and Contingencies

Leases

      Future minimum commitments under long-term non-cancelable leases are as follows for the next five years:

Year	Amount

2003	$1,024
2004	976
2005	511
2006	510
2007	512

$3,533

      Rent expense was $1,166, $439 and $548 for the years ended December 31, 2002, 2001 and 2000, respectively.

Litigation

      The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Guarantees

      The Company has guaranteed to one of its client’s account the value of an investment in common shares to a maximum amount of $1,012. The Company has provided a five-year guarantee expiring August 2007 to an affiliate with respect to a $1,656 asset sale transaction. This affiliate has agreed to deposit the same amount against this guarantee.

Regulations

      The Company’s wholly-owned banking subsidiary is located in Switzerland. The subsidiary is subject to the rules and regulations of the Swiss Federal Banking Commission which require equity capital amounting to $9,344 to be maintained as of December 31, 2002.

Note 14.     Interest Rate Sensitivity Position

      Management has analyzed the bank subsidiary’s interest rate sensitivity position at December 31, 2002. Because of the current nature (over 90% of assets and liabilities and off-balance sheet positions are due within three months) of the bank subsidiary’s position, the total interest rate gap is not significant at December 31, 2002, assuming no interest rate hedging is undertaken over the next twelve months.

Note 15.     Segmented Information

      The following table presents revenues attributed to Canada, the Company’s country of domicile, and other geographic areas based upon the customer’s location:

	2002	2001	2000

Canada	$26,006	$17,183	$10,459
Europe	254,564	192,714	136,671
United States	3,559	4,349	9,090
Other	210	—	—

	$284,339	$214,246	$156,220

      The following table presents total assets by geographic area based upon the location of the assets.

	2002	2001

Canada	$119,763	$143,201
Europe	200,206	220,561
United States	52,308	30,877
Africa	74,297	—

	$446,574	$394,639

      During 2001 and 2000, one client represented approximately 13% and 11%, respectively, of financial services revenues and there was no client concentration in 2002. At December 30, 2002, the Company exchanged assets located in Europe with a carrying value of $7,292 for a 49% interest in Equitable Industries Limited Partnership. No gain or loss was recorded as a result of the exchange. It was treated as a nonmonetary transaction with an affiliate in 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16.	Fair Value of Financial Instruments

      The fair value of financial instruments at December 31 is summarized as follows:

	2002		2001

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	$102,413	$102,413	$77,166	$77,166
Loans	77,879	77,879	69,737	69,737
Deposits	39,198	39,198	524	524
Debt	68,798	63,421	98,000	80,547
Foreign currency exchange contracts	—	—	1,070	1,070

      The fair value of cash and cash equivalents is based on reported market value. The fair value of loans is based on the value of similar loans. The fair value of deposits approximates their carrying value as they are all due on demand. The fair value of debt was determined using discounted cash flows at prevailing market rates or based on reported market value for the Company’s publicly traded debt. The fair values of the foreign exchange derivative contracts are obtained from dealer quotes. These values represent the estimated amount the Company would receive or pay to terminate agreements taking into consideration current interest rates, the credit-worthiness of the counterparties and current foreign currency exchange rates. The Company does not anticipate nonperformance with respect to any of its derivative financial instruments.

Note 17.	Transactions with Affiliates

      During 2002, 2001 and 2000, the Company earned fees in the normal course from affiliated entities amounting to $9,164 (of which $4,115 was a merchant bank client where the Company’s president is also the president of the affiliate), $323 and $1,111, respectively. In 2002, the Company sold real estate to an affiliate for $4,202 on which no gain or loss has been recognized. The Company sold commodities amounting to $3,490 in the normal course to an affiliate during 2002, $2,856 of which is included in receivables from commodity transactions at December 31, 2002. The Company received dividends of $4,900 on preferred shares of stock in an affiliate in 2002. Generally, the Company has representation on the board of an affiliate and/or an equity interest.

      The Company has a receivable from an officer of a subsidiary amounting to $761 at December 31, 2002, which is expected to be paid in the near-term.

Note 18.	United States Generally Accepted Accounting Principles

      The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

	December 31

Reconciliation of Net Income	2002	2001	2000

Net income in accordance with Canadian GAAP	$50,755	$45,288	$39,163
Equity accounting for an investee	—	—	(440)
Adjustment of gain on sale of shares in investee	—	169	—
Change in unrealized gain (loss) on trading securities, net	—	(2,246)	6,914

Net income in accordance with U.S. GAAP	$50,755	$43,211	$45,637

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2002	2001	2000

Basic earnings per common share U.S. GAAP	$3.93	$3.42	$3.78
Diluted earnings per common share U.S. GAAP	$3.70	$3.20	$3.51

	2002	2001	2000

Retained earnings in accordance with U.S. GAAP	$194,758	$163,342	$153,478

Comprehensive Income	2002	2001	2000

Net income in accordance with U.S. GAAP	$50,755	$43,211	$45,637
Other comprehensive income, net of tax
Foreign currency translation adjustment	14,281	5,223	3,520
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	2,151	(594)	2,071
Less: reclassification adjustment for (gains) losses realized in net income	(233)	(775)	364

Net unrealized gains (losses)	1,918	(1,369)	2,435

Other comprehensive income	16,199	3,854	5,955

Comprehensive income	$66,954	$47,065	$51,592

      The change in accumulated other comprehensive income is as follows:

	Accumulated Other Comprehensive Income

	Foreign Currency	Unrealized
	Translation	Loss on
	Adjustment	Securities	Total

Balance at December 31, 1999	$(4,291)	$(2,686)	$(6,977)
Change in other comprehensive income	3,520	2,435	5,955

Balance at December 31, 2000	(771)	(251)	(1,022)
Change in other comprehensive income	5,223	(1,369)	3,854

Balance at December 31, 2001	4,452	(1,620)	2,832
Change in other comprehensive income	14,281	1,918	16,199

Balance at December 31, 2002	$18,733	$298	$19,031

Securities

      U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. At December 31, 2002, approximately 15% of trading securities represents an investment in the common shares of an affiliate and approximately 27% represents debt securities from two entities. At December 31, 2001, approximately 27% of trading securities represented an investment in one company. Any unrealized holding gains or losses are to be reported as a component of comprehensive income until realized for available-for-sale securities, and included in earnings for trading securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

      Other than bank securities included trading securities at fair value and are summarized as follows:

	December 31

	2002	2001

Debt securities	$1,906	$358
Preferred shares	1,878	1,788
Common shares	10,328	10,789

	$14,112	$12,935

      Available-for-sale securities consist of common shares, preferred shares and debt securities at December 31, 2002, 2001 and 2000. At December 31, 2002 and 2001, securities in two companies represented 80% and securities in four companies represented 76%, respectively, of the total available-for-sale securities. The proceeds from the sale of these securities amounted to $1,330, $5,703 and $6,603, which resulted in realized gains (losses) of $233, $775 and $(364) during 2002, 2001 and 2000, respectively. The cost of these securities was $11,588, $6,908 and $8,700, which resulted in unrealized losses in accumulated other comprehensive income of $298, $(1,620) and $(251) at December 31, 2002, 2001 and 2000, respectively.

New United States Accounting Standards

      Statement of Financial Accounting Standards (“SFAS”) No. 145 and No. 146 are generally modifications to previously adopted standards. A part of SFAS No. 145 is effective for years beginning after May 15, 2002; however, early application is encouraged of the portion relating to no longer classifying gain or loss on extinguishments of debt as an extraordinary item. In order to be consistent with Canadian GAAP, the Company has elected early application of this portion of SFAS No. 145. Therefore, the gain on debt reduction amount of $22,409 in 2001 is no longer classified as extraordinary in the reconciliation table above. SFAS No. 146 is effective for years beginning after December 31, 2002. These new standards, other than that portion dealing with gain or loss on extinguishments of debt, do not have an effect on the Company’s consolidated financial statements.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders

MFC Bancorp Ltd.

      Our report on the consolidated financial statements of MFC Bancorp Ltd. is included on page 46 of this Form 20-F. In connection with our audits of such financial statements, we have also audited the related financial statement schedules I, III, IV and VI of this Form 20-F.

      In our opinion, the financial statement schedules referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ PETERSON SULLIVAN P.L.L.C.

Seattle, Washington

April 7, 2003

MFC BANCORP LTD.

SCHEDULE I:     CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(Dollars in thousands)

BALANCE SHEETS

	As at December 31,

	2002	2001

ASSETS
Cash and securities	$165,062	$152,971
Receivables	53,955	44,864
Loans	77,879	69,737
Commodity investments	13,172	5,447
Properties held for sale	72,959	22,480
Resource property	36,747	37,451
Goodwill	16,412	28,066
Equity method investments	7,917	30,898
Other	2,471	2,725

	$446,574	$394,639

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$39,198	$524
Accounts payable and accrued expenses	47,279	41,649
Deferred tax liability	258	5,348
Debt	68,798	98,000
Minority interests	5,751	3,121
Shareholders’ equity	285,290	245,997

	$446,574	$394,639

STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2001	2000

Financial services revenue	$284,339	$214,246	$156,220
Expenses
Financial services	175,792	143,071	88,742
General and administrative	35,758	21,793	21,394
Interest	9,493	5,369	4,218
Goodwill impairment	16,116	—	—
Income taxes (recovery)	(3,497)	(772)	1,689
Minority interest	(78)	(503)	1,014

	233,584	168,958	117,057

Net income	$50,755	$45,288	$39,163

STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

Net cash provided by operating activities	$20,847	$64,531	$25,202
Net cash (used) provided by financing activities	13,524	(76,102)	16,857
Net cash (used) provided by investing activities	(19,078)	18,840	(25,680)
Exchange rate effect on cash and cash equivalents	9,954	1,373	2,578

Net change in cash	25,247	8,642	18,957
Cash and cash equivalents, beginning of year	77,166	68,524	49,567

Cash and cash equivalents, end of year	$102,413	$77,166	$68,524

MFC BANCORP LTD.

SCHEDULE III:     SUPPLEMENTARY INSURANCE INFORMATION

				Other
		Future policy		policy			Benefits,	Amortization
	Deferred	benefits,		claims			claims loss	of deferred
	policy	losses, claims		and		Net	and	policy	Other
	acquisition	and loss	Unearned	benefits	Premium	Investment	settlement	acquisition	operating	Premiums
Segment	cost	expenses	premiums	payable	Revenue	income	expenses	cost	expenses	written

Property and casualty:
December 31, 2002.	—	$880,000	—	—	—	$142,000	—	—	$134,000	—
December 31, 2001.	—	$1,106,000	—	—	—	$(38,000)	—	—	$69,000	—
December 31, 2000.	—	$1,307,000	—	—	—	$288,000	—	—	$143,000	—

MFC BANCORP LTD.

SCHEDULE IV: REINSURANCE

Percentage
		Ceded to	Assumed		of amount
	Gross	Other	from other	Net	assumed
	amount	companies	companies	Amount	to net

Property and casualty:
December 31, 2002	$—	$—	$—	$—	N/A
December 31, 2001	$—	$—	$—	$—	N/A
December 31, 2000	$—	$—	$—	$—	N/A

MFC BANCORP LTD.

SCHEDULE VI:     SUPPLEMENTAL INFORMATION CONCERNING PROPERTY — CASUALTY

INSURANCE OPERATIONS AS AT DECEMBER 31, 2001

      This schedule is omitted because the relevant information was either shown on Schedule III or Schedule IV.

ITEM 19.     EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Articles of Amalgamation.(1)
1.2	Bylaws.(1)
2.1	Master Trust Indenture between MFC and Norwest Bank Minnesota, National Association, as trustee, dated March 31, 1998.(1)
4.1	Memorandum of Agreement between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated November 24, 1987.(2)
4.2	Amendment to Mining Lease between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated January 1, 1987.(2)
4.3	First Amendment to Memorandum of Agreement between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc.(2)
4.4	Assignment Agreement between MFC and Prada Holdings Ltd. dated as of January 1, 1992.(1)
4.5	Separation Agreement between Mercer International Inc. and MFC dated for reference March 29, 1996.(1)
4.6	Purchase Agreement between MFC and Volendam Securities C.V. dated for reference May 16, 1996.(1)
4.7	Purchase Agreement between MFC and Volendam Securities C.V. dated for reference May 27, 1996.(1)
4.8	Share Purchase Agreement between MFC and Frederick Wong dated June 6, 1996.(1)
4.9	Subscription Agreement between MFC and Drummond Financial Corporation dated June 20, 1996. Incorporated by reference to Drummond Financial Corporation’s Form 8-K dated June 27, 1996.
4.10	Share Purchase Agreement between MFC and Med Net International Ltd. dated June 20, 1996.(3)
4.11	Share Purchase Agreement among MFC and various shareholders of Logan International Corp. dated June 20, 1996.(3)
4.12	Subscription Agreement between Drummond Financial Corporation and Logan International Corp. dated June 20, 1996. Incorporated by reference to Logan International Corp.’s Form 8-K dated June 27, 1996.
4.13	Share Purchase Agreement between Lehman Brothers Bankhaus AG and MFC dated October 3, 1996.(1)
4.14	Purchase Agreement between MFC and Robabond Holding AG dated June 27, 1997.(1)
4.15	Share Purchase Agreement between MFC and Procom Holding AG dated September 22, 1997.(1)
4.16	Supplementary Agreement to Share Purchase Agreement between MFC and Procom Holding AG dated September 22, 1997.(1)
4.17	Agreement between MFC and the holders of MFC’s Class A Preferred Shares dated December 1, 1996.(1)
4.18	Subscription Agreement between MFC and Logan International Corp. dated December 2, 1996. Incorporated by reference to MFC’s Schedule 13D/ A (Amendment No. 1) dated December 16, 1996 with respect to Logan International Corp.
4.19	Shareholder Protection Rights Plan Agreement between MFC and Montreal Trust Company of Canada dated as of May 18, 1993. (1)
4.20	Amended 1997 Stock Option Plan of MFC.(1)
4.21	Amended and Restated Employment Agreement between MFC and Michael J. Smith made effective as of November 20, 2000. (1)
4.22	Director’s Indemnity Agreement between MFC and Michael J. Smith dated for reference November 20, 2000.(1)

Exhibit No.	Description of Exhibit

4.23	Indemnity Agreement between MFC and Roy Zanatta dated for reference November 20, 2000.(1)
4.24	Investment and Restructuring Agreement among Sutton Park International Limited, Garda Investments Corp., MFC, Glamiox Beteiligungsverwaltungs GmbH, Hovis GmbH, Jurriaan J. Hovis, Johannes Hovis and Ferdinand Steinbauer dated for reference October 1, 2001.(1)
4.25	Owners’ Agreement among Garda Investments Corp., Glamiox Beteiligungsverwaltungs GmbH, Jurriaan J. Hovis and Ferdinand Steinbauer dated for reference October 1, 2002. (1)
4.26	Dividend Trust Settlement Agreement between MFC and The Dividend Trust Committee of the Board of Directors of MFC Bancorp Ltd. dated for reference December 21, 2001.(1)
4.27	Share Sale Agreement among Newmont Australia Limited, Newmont LaSource S.A.S., and MFC dated August 7, 2002.
4.28	Royalty Deed among MFC, Newmont Australia Limited and Newmont LaSource S.A.S. dated August 7, 2002.
4.29	Arrangement Agreement between Trimble Resources Corporation and MFC dated May 17, 2002.
4.30	Stock Purchase Agreement among Occidental (East Shabwa) LLC, Intercap Yemen, Inc. and MFC dated July 23, 2002.
8.1	Subsidiaries of MFC.
10.1	Certification of Periodic Report.

(1)	Incorporated by reference to MFC’s Form 20-Fs filed in prior years.

(2)	Incorporated by reference to MFC’s Form 10-K for the year ended December 31, 1989.

(3)	Incorporated by reference to MFC’s Schedule 13D dated June 27, 1996 with respect to Logan International Corp.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MFC BANCORP LTD.

By:	/s/ MICHAEL J. SMITH

Michael J. Smith
Chief Executive Officer

Dated this 16th day of April, 2003.

CERTIFICATION

      I, Michael J. Smith, Chief Executive Officer and Principal Financial Officer of MFC Bancorp Ltd., certify that:

1. I have reviewed this annual report on Form 20-F of MFC Bancorp Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 16, 2003

/s/ MICHAEL J. SMITH

Michael J. Smith
Chief Executive Officer and
Principal Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Articles of Amalgamation.(1)
1.2	Bylaws.(1)
2.1	Master Trust Indenture between MFC and Norwest Bank Minnesota, National Association, as trustee, dated March 31, 1998.(1)
4.1	Memorandum of Agreement between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated November 24, 1987.(2)
4.2	Amendment to Mining Lease between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated January 1, 1987.(2)
4.3	First Amendment to Memorandum of Agreement between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc.(2)
4.4	Assignment Agreement between MFC and Prada Holdings Ltd. dated as of January 1, 1992.(1)
4.5	Separation Agreement between Mercer International Inc. and MFC dated for reference March 29, 1996.(1)
4.6	Purchase Agreement between MFC and Volendam Securities C.V. dated for reference May 16, 1996.(1)
4.7	Purchase Agreement between MFC and Volendam Securities C.V. dated for reference May 27, 1996.(1)
4.8	Share Purchase Agreement between MFC and Frederick Wong dated June 6, 1996.(1)
4.9	Subscription Agreement between MFC and Drummond Financial Corporation dated June 20, 1996. Incorporated by reference to Drummond Financial Corporation’s Form 8-K dated June 27, 1996.
4.10	Share Purchase Agreement between MFC and Med Net International Ltd. dated June 20, 1996.(3)
4.11	Share Purchase Agreement among MFC and various shareholders of Logan International Corp. dated June 20, 1996.(3)
4.12	Subscription Agreement between Drummond Financial Corporation and Logan International Corp. dated June 20, 1996. Incorporated by reference to Logan International Corp.’s Form 8-K dated June 27, 1996.
4.13	Share Purchase Agreement between Lehman Brothers Bankhaus AG and MFC dated October 3, 1996.(1)
4.14	Purchase Agreement between MFC and Robabond Holding AG dated June 27, 1997.(1)
4.15	Share Purchase Agreement between MFC and Procom Holding AG dated September 22, 1997.(1)
4.16	Supplementary Agreement to Share Purchase Agreement between MFC and Procom Holding AG dated September 22, 1997.(1)
4.17	Agreement between MFC and the holders of MFC’s Class A Preferred Shares dated December 1, 1996.(1)
4.18	Subscription Agreement between MFC and Logan International Corp. dated December 2, 1996. Incorporated by reference to MFC’s Schedule 13D/ A (Amendment No. 1) dated December 16, 1996 with respect to Logan International Corp.
4.19	Shareholder Protection Rights Plan Agreement between MFC and Montreal Trust Company of Canada dated as of May 18, 1993. (1)
4.20	Amended 1997 Stock Option Plan of MFC.(1)
4.21	Amended and Restated Employment Agreement between MFC and Michael J. Smith made effective as of November 20, 2000. (1)
4.22	Director’s Indemnity Agreement between MFC and Michael J. Smith dated for reference November 20, 2000.(1)

Exhibit No.	Description of Exhibit

4.23	Indemnity Agreement between MFC and Roy Zanatta dated for reference November 20, 2000.(1)
4.24	Investment and Restructuring Agreement among Sutton Park International Limited, Garda Investments Corp., MFC, Glamiox Beteiligungsverwaltungs GmbH, Hovis GmbH, Jurriaan J. Hovis, Johannes Hovis and Ferdinand Steinbauer dated for reference October 1, 2001.(1)
4.25	Owners’ Agreement among Garda Investments Corp., Glamiox Beteiligungsverwaltungs GmbH, Jurriaan J. Hovis and Ferdinand Steinbauer dated for reference October 1, 2002. (1)
4.26	Dividend Trust Settlement Agreement between MFC and The Dividend Trust Committee of the Board of Directors of MFC Bancorp Ltd. dated for reference December 21, 2001.(1)
4.27	Share Sale Agreement among Newmont Australia Limited, Newmont LaSource S.A.S., and MFC dated August 7, 2002.
4.28	Royalty Deed among MFC, Newmont Australia Limited and Newmont LaSource S.A.S. dated August 7, 2002.
4.29	Arrangement Agreement between Trimble Resources Corporation and MFC dated May 17, 2002.
4.30	Stock Purchase Agreement among Occidental (East Shabwa) LLC, Intercap Yemen, Inc. and MFC dated July 23, 2002.
8.1	Subsidiaries of MFC.
10.1	Certification of Periodic Report.

(1)	Incorporated by reference to MFC’s Form 20-Fs filed in prior years.
(2)	Incorporated by reference to MFC’s Form 10-K for the year ended December 31, 1989.
(3)	Incorporated by reference to MFC’s Schedule 13D dated June 27, 1996 with respect to Logan International Corp.