Form 20-F
period 2003-12-31
MFC BANCORP LTD
filed 2004-04-26
CIK 16859

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 001-04192

MFC BANCORP LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

Yukon Territory, Canada
(Jurisdiction of incorporation or organization)

Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria
(Address of office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable
Title of Class

Not Applicable
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
Title of Class

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report.

There were 12,719,432 common shares, without par value, issued and outstanding as of December 31, 2003.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO

Indicate by check mark which financial statement item the Registrant has elected to follow.

ITEM 17 ____ ITEM 18 X .

MFC BANCORP LTD.
(the "Company")
2003 REPORT

Dear Fellow Shareholders:

We are pleased to enclose our results for 2003.

Our revenues for 2003 increased by approximately 76% compared to 2002, primarily as a result of an increase in trading and acquisition. For the year ended December 31, 2003, revenues increased to U.S.$316.9 million compared with U.S.$180.0 million in the previous year. Net income for 2003 increased 18% to U.S.$38.0 million, or U.S.$2.78 per share on a diluted basis, compared with U.S.$32.1 million, or U.S.$2.35 per share on a diluted basis in the prior year.

A major concern for all international companies in 2003 and 2004 has been the exchange rate fluctuation. Where our expenses are in Euros, Canadian dollars and Swiss francs, the majority of our income is denominated in U.S. dollars and Euros and our reporting currency is in Canadian dollars. Based upon the period average exchange rates in 2003, the Canadian dollar decreased by approximately 2.9% in value against the Swiss franc, 6.2% in value against the Euro but increased by approximately 12.1% in value against the U.S. dollar, compared to the period average exchange rates in 2002. As at December 31, 2003, the Canadian dollar increased by approximately 9.4% in value against the Swiss franc, 1.7% against the Euro and by approximately 22.2% against the U.S. dollar since December 31, 2002.

The following table is a summary of selected financial information concerning MFC for the periods indicated:

	(U.S. Dollars in thousands, except per share amounts) (Information Only)
Year ended December 31	2003	2002	2001
Revenues	$316,863	$180,006	$134,526
Net income	38,004	32,129	28,437
Net income per share
Basic	2.91	2.48	2.25
Diluted	2.78	2.35	2.10

	(U.S. Dollars in thousands) (Information Only)
December 31	2003	2002	2001
Cash and cash equivalents	$112,544	$64,835	$48,453
Securities	34,790	39,661	47,598
Total assets	313,043	282,712	247,796
Debt	25,764	43,554	61,535
Shareholders' equity	169,024*	180,608	154,462

* after deduction of distribution payable of US$55.5 million.

We were pleased with the year-end results. Fiscal 2003 was a transition year for MFC, with substantial effort in laying the groundwork for the Company's expansion into China. We have opened offices in Hong Kong and Shanghai and recently acquired control of Med Net International, which operates technically-advanced eye-care centers in China. Also as announced, we acquired KHD Humboldt Wedag AG, a German-based supplier of equipment and engineering services in the area of coal, cement and mineral-processing technologies, a company that we believe is well placed to increase our commodity trading and finance business in China and other markets.

The previously announced distribution of our cobalt-related assets for the benefit of MFC shareholders, is on schedule. The cobalt refinery is producing on schedule and within its budget. We expect to issue an announcement shortly regarding the timing of the cobalt-asset distribution. The distribution will occur without any incidence of tax to the MFC shareholders.

During the first quarter of 2004, we called for the redemption of our U.S.$12.6 million 8 percent Convertible Bonds due 2008. The majority of these Bonds were converted into shares of MFC, leaving the Company with negligible long term debt.

KHD Humboldt Wedag AG brings a key core asset into the MFC Bancorp group of companies. The nature of the KHD Humboldt Wedag AG services and the locations of its subsidiaries and sales offices are particularly synergistic with traditional services provided by other MFC Bancorp group companies operating in the project finance, trade finance and commodities trading fields.

Drawing on more than 140 years of experience in mechanical plan and process engineering, KHD Humboldt Wedag AG is one of the world's leading suppliers of cement plant, coal and mineral processing technologies. KHD Humboldt Wedag AG offers its clients concept, design and detail engineering and manufacture of equipment for complete plants as well as plant sections including modernization and capacity increase measures and automation and process control equipment. The scope of services also includes feasibility studies, raw material testing, financing, concepts, erection and commissioning, personnel training, pre and after sales services.

KHD Humboldt Wedag AG employs more than 650 people around the world. At the company headquarters in Koln, Germany, the staff of 400 includes corporate administration, design and detail engineering, research and development and manufacturing. Major subsidiaries include Humboldt Wedag India where approximately 170 staff focus on coal benefication projects and cement technology services for domestic and international clients. It is noteworthy that this year marks the 40th anniversary of Humboldt Wedag India. In the United States, Humboldt Wedag Inc.'s Atlanta office includes a staff of over 45 design and commissioning specialists providing services to clients in the Americas and Caribbean. KHD Humboldt Wedag AG also has full service subsidiaries in South Africa and Australia. These subsidiaries are complemented by sales offices in Russia, China and the Middle East. The China operation, which has been active for over 20 years, is in the process of being converted to a full operating company in response to the expanding domestic cement, coal and minerals markets. Furthermore, the company is planning to capitalize on the domestic low cost manufacturing base to enhance its competitiveness for international projects.

The end product produced by KHD Humboldt Wedag AG, whether it is in the cement, coal or minerals processing fields, usually represents a major capital expenditure project for their clients. Further, the product of its clients is a commodity, e.g., clinker, cement, clean coal or minerals such as copper, gold, or diamonds to name a few. Consequently, the KHD Humboldt Wedag AG clients are potential clients for other members of the MFC group of companies. MFC can provide these clients with equity, financing, off-take agreements, etc. These associated services available through the group may serve to further differentiate KHD Humboldt Wedag AG from its competitors and enhance its success rate. Finally, the knowledge base of KHD Humboldt Wedag AG expands MFC's options for considering potential equity investments, either for its own account or on behalf of clients, to include coal washeries, exploitation of waste pile resources, etc.

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

In summary, we believe that with our strong liquidity position and underleveraged balance sheet, 2004 should be a year of increasing opportunities for MFC, particularly in the growing markets in China and the surrounding region.

Respectfully submitted,

/s/ M.J. Smith
M.J. Smith
President

We have included below our consolidated balance sheets and income statements in U.S. dollars. The presentation of our financial statements in U.S. dollars is for information purposes only and information in our financial statements is translated to U.S. dollars for convenience using year-end exchange rates, as required by Regulation S-X of the Securities Exchange Act of 1934.

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

(U.S. Dollars in Thousands)
(Information Only)

	2003	2002

ASSETS

Cash and cash equivalents	$112,544	$64,835
Securities	34,790	39,661
Loans	13,055	49,303
Receivables	38,972	34,157
Commodity investments	8,484	8,338
Properties	48,155	45,726
Resources property	27,889	23,263
Goodwill	12,478	10,390
Equity method investments	12,307	5,012
Prepaid and other	4,369	2,027

	$313,043	$282,712

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
Accounts payable and accrued expenses	$41,854	$30,094
Debt	25,764	43,554
Deposits	17,166	24,815
Distribution payable	55,501	-

	140,285	98,463

Minority interests	3,734	3,641

Shareholders' Equity
Common Stock	47,888	44,485
Cumulative translation adjustment	(13,245)	11,859
Retained earnings	134,381	124,264

	169,024	180,608

	$313,043	$282,712

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2003, 2002 and 2001

(U.S. Dollars in Thousands Except Per Share Amounts)
(Information Only)

	2003	2002	2001

Financial services revenue	$316,863	$180,006	$134,526

Expenses
Financial services	254,990	111,290	89,186
General and administrative	19,489	22,637	14,333
Goodwill impairment	-	10,203	-
Interest	3,398	6,010	3,371

	277,877	150,140	106,890

Income from operations before income taxes
and minority interest	38,986	29,866	27,636
Recovery of (provision for) income taxes	(648)	2,214	485

Income from operations before minority interest	38,338	32,080	28,121
Minority interest	(334)	49	316

Net income	$38,004	$32,129	$28,437

Earnings per share
Basic	$2.91	$2.48	$2.25

Diluted	$2.78	$2.35	$2.10

MFC BANCORP LTD.

FORM 20-F

TABLE OF CONTENTS

PART I

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", "our", and "MFC" mean MFC Bancorp. Ltd. and our subsidiaries, unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1 Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The following table summarizes selected consolidated financial data for MFC prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to MFC's financial information. For a description of the difference between Canadian generally accepted accounting principles and United States generally accepted accounting principles, see Note 20 to our consolidated financial statements included in this annual report. The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, "Item 5. Operating and Financial Review and Prospects".

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with Canadian GAAP)

Fiscal Year Ended December 31 (Audited)
CANADIAN GAAP	2003	2002	2001	2000	1999
	(in thousands, other than per share amounts)
Revenues	$409,513	$284,339	$214,246	$156,220	$125,526
Income from continuing operations	49,116	50,755	45,288	39,163	36,328
Income from continuing operations per share
Basic	3.76	3.93	3.59	3.24	3.00
Diluted	3.59	3.70	3.35	3.03	2.83
Net income	49,116	50,755	45,288	39,163	31,389
Net income per share
Basic	3.76	3.93	3.59	3.24	2.59
Diluted	3.59	3.70	3.35	3.03	2.46
Total assets	404,577	446,574	394,639	332,063	270,107
Net assets	223,273	291,041	249,118	216,915	173,773
Debt	33,297	68,798	98,000	35,421	30,917
Shareholders' equity	218,447	285,290	245,997	213,134	170,811
Capital stock	61,891	70,269	76,673	65,138	65,498
Cash dividends(1)	-	-	-	-	-
Cash dividends per share(1)	-	-	-	-	-
Cash dividends (U.S.$)(1)	-	-	-	-	-
Cash dividends per share (U.S.$)(1)	-	-	-	-	-
Weighted average common stock outstanding, fully diluted (in thousands of shares)	14,129	14,170	14,002	13,438	13,422

(1) Paid on MFC's common shares.

Selected Financial Data
(Stated in Canadian Dollars - Calculated in accordance with US GAAP)

Fiscal Year Ended December 31 (Audited)

UNITED STATES GAAP	2003	2002	2001	2000	1999
	(in thousands, other than per share amounts)
Revenues	$409,513	$284,339	$212,000	$162,694	$128,270
Income from continuing operations	49,116	50,755	43,211	45,637	40,313
Income from continuing operations per share
Basic	3.76	3.93	3.42	3.78	3.33
Diluted	3.59	3.70	3.20	3.51	3.12
Net income	49,116	50,755	43,211	45,637	35,374
Net income per share
Basic	3.76	3.93	3.42	3.78	2.92
Diluted	3.59	3.70	3.20	3.51	2.75
Total assets	401,235	445,342	391,489	336,523	265,658
Net assets	218,401	289,809	245,968	221,375	169,325
Debt	33,297	68,798	98,000	35,421	30,917
Shareholders' equity	213,575	284,058	242,847	217,594	166,363
Capital stock	61,891	70,269	76,673	65,138	65,498
Cash dividends(1)	-	-	-	-	-
Cash dividends per share(1)	-	-	-	-	-
Cash dividends (U.S.$)(1)	-	-	-	-	-
Cash dividends per share (U.S.$)(1)	-	-	-	-	-
Weighted average common stock outstanding, fully diluted (in thousands of shares)	14,129	14,170	14,002	13,438	13,422

(1) Paid on MFC's common shares.

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States Generally Accepted Accounting Principles is included in Note 20 to the audited consolidated financial statements. Significant differences include accounting for available for sale securities.

Disclosure of Exchange Rate History

The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into U.S. dollars in effect at the end of the following periods, the average exchange rates during such periods (based on daily noon buying rates in New York City) and the range of high and low exchange rates for such periods:

	Years Ended December 31,

	2003	2002	2001	2000	1999

End of period	0.7738	0.6329	0.6279	0.6666	0.6925
High for period	0.7738	0.6619	0.6697	0.6984	0.6925
Low for period	0.6349	0.6200	0.6241	0.6397	0.6535
Average for period	0.7138	0.6368	0.6457	0.6732	0.6744

The following table sets out the high and low exchange rates, based on the noon buying rate in New York City for the conversion of Canadian dollars into U.S. dollars, for the following periods:

	High	Low

2003
October	0.7667	0.7418
November	0.7708	0.7484
December	0.7738	0.7460

2004
January	0.7880	0.7496
February	0.7629	0.7444
March	0.7645	0.7452
April 1 to April 15	0.7637	0.7423

On April 15, 2004, the noon buying rate in New York City for the conversion of Canadian dollars into U.S. dollars was $0.7416 per Canadian dollar.

The presentation of selected financial information in our financial statements in U.S. dollars is for informational purposes only and information in our audited consolidated financial statements is translated to U.S. dollars for convenience using year-end exchange rates, as required by Regulation S-X of the Securities Exchange Act of 1934.

D. Risk Factors

Much of the information included in this annual report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward looking statements.

An investment in our company and our common stock involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our company's common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.

Transaction Risks

We are subject to transaction risks which may have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

We may face a lack of suitable acquisition or merger or other proprietary investment candidates which may limit our growth.

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

Credit or Counterparty Risks

We are exposed to the risk that parties owing us money, security or other assets will not perform their obligations and as a result our business, results of operations, financial condition and cash flow could be adversely affected.

We manage credit risk on an individual transaction, counterparty level and on a portfolio basis. Credit limits for clients and counterparties are established by our credit officers and management with knowledge of the client's creditworthiness. In addition, we have policies and limitations with respect to our securities lending practices. Our management also reviews and monitors exposure concentrations at a portfolio level. Nevertheless, we are exposed to the risk that parties owing us money, securities or other assets will not perform their obligations. These parties include our trading counterparties, clients, clearing agents, exchanges and other financial intermediaries, as well as issuers whose securities we hold. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing money market deposits, the extension of credit in trading and investment activities, and participation in payment, securities and commodity trade transactions on our behalf and as an agent on behalf of our clients. If any of these parties defaults on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions, we are subject to significant credit risk which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

To reduce credit risk, we only place money market deposits with banks selected for their financial strength and reliability. Further, we otherwise attempt only to deal with creditworthy counterparties and obtain collateral where appropriate. However, although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the trading risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we are undersecured, for example, as a result of sudden declines in market values that reduce the value of collateral. If we are unsecured and a party defaults on its credit obligations to us, our business, results of operations, financial condition and cash flow could be adversely affected.

Market Risks

Market risks relate to fluctuations in the liquidity of securities and commodities, as well as volatility in market conditions generally. The markets for securities, commodities and other related products are affected by many factors over which we have little or no control. These factors include the financial performance and prospects of specific companies and industries, world markets and economic conditions, the availability of credit and capital, political events and perceptions of market participants.

We are exposed to the risk of a market downturn which could lead to a decline in the number and size of the transactions that we execute for our clients.

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

Revenues from certain of our proprietary investments may be significantly affected by changes in prices for iron ore, cobalt, aluminium and other base metals and basic materials. The prices for these commodities can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social and other factors. Our ability, therefore, to maintain or develop revenues or realize upon such investments may be adversely affected by a sustained material reduction in the price of such materials.

Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which could negatively effect our business, results of operations, financial condition and cash flow could be adversely affected.

In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, U.S. dollars, Euro or other currencies, or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See "Item 11 - Quantitative and Qualitative Disclosures About Market Risk - Interest Rate Risk" for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars, Euros and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See "Item 11 - Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Exchange Rate Risk" for additional information with respect to our exposure to foreign currency exchange rate risk.

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.

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

A rise in inflation may negatively affect our business, results of operations and financial condition.

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. In addition, since our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our business, results of operations and financial conditions.

Market risks may increase the other risks that we face, which could adversely affect our business.

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

We have adopted risk management processes to facilitate, control and monitor risk taking which policies and procedures may not be fully effective.

We have adopted risk management processes to facilitate, control and monitor risk taking. Nonetheless, the policies and procedure we rely on to identify, monitor and manage risks may not be fully effective. Some of our methods for managing risks are based upon our observance of historical market behaviour. We cannot assure that these methods will accurately predict future market behaviour. As a result, our future risk exposure could be significantly greater than the historical measures indicate.

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

Competition Risks

Our competitors include firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other companies offering financial services such as insurance companies, mutual fund groups, merchant banks and trading and trade finance companies. An increase in competition may lead us to become involved in transactions with more risk.

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

Legal and Regulatory Risks

We are exposed to legal risks in our business which are often difficult to assess or quantify. We incur significant legal expenses every year in defending against litigation.

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

These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We incur significant legal expenses every year in defending against litigation, and we expect to continue to do so in the future. See "Item 8. Financial Information - Legal Proceedings" for additional information with respect to our legal and regulatory proceedings.

Extensive regulation of our business often serves to limit our activities, including through net capital, customer protection and market conduct requirements.

The financial services industry is subject to extensive regulation. Our banking operations are subject to Swiss regulatory requirements, including capital requirements administered by the Swiss Federal Banking Commission. The Swiss Federal Banking Commission is our primary banking regulator and establishes minimum capital requirements for our banking subsidiary. Our failure to meet minimum capital requirements can result in mandatory, and possibly additional discretionary, action by the Swiss Federal Banking Commission that, if undertaken, could have a direct materially adverse effect on us. Under risk-based capital adequacy guidelines established by the Swiss Federal Banking Commission, banks in Switzerland must meet specific capital guidelines that involve quantitative measures of assets, liabilities and other off-balance sheet items, as calculated under Swiss regulatory accounting practices. Our banking operations are required to file certain reports with the Swiss Federal Banking Commission and we are subject to their examination. Our banking subsidiary is subject to restrictions on loans and extensions of credit to, and on certain other types of transactions with, affiliates.

The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties which deal with us and are not designed to protect our shareholders. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements.

Employment Risks

We may be dependant on the services of certain key employees and the loss of these certain key employees may have a materially adverse effect on our company.

We consider that any of our current management team are vital to our continued operations. The loss of the services of any of these individuals, for any reason, may have a materially adverse effect on our prospects. There can be no assurance in this regard nor any assurance that we will be able to find a suitable replacement for such persons. Furthermore, we do not maintain "key man" life insurance on the lives of these individuals. To the extent that the services of any of these individuals become unavailable, we will be required to retain other qualified persons; however, there can be no assurance that we will be able to do so upon acceptable terms. If we are unable to retain qualified persons when required, then our business, results of operations, financial condition and cash flow could be negatively impacted.

Enforcement Risks

A majority of our directors and officers are outside the United States, with the result that it may be difficult for investors to enforce any judgments obtained against us or any of our directors or officers.

The enforcement of civil liabilities by investors under applicable U.S. federal and state securities laws will be adversely affected because we are organized under the laws of the Yukon Territory, Canada, most or all of our officers or directors are not residents of the U.S., and substantially all of our assets are located outside of the U.S.

As a result, it may be difficult or impossible for U.S. investors to effect service of process upon us or our officers or directors within the United States. It may also be difficult to realize against us or them upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws. Courts in Canada or elsewhere may not enforce: (i) judgments of U.S. courts obtained in actions against us or our officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and (ii) in original actions, liabilities against us or our officers or directors predicated upon such laws.

As we are organized under the laws of the Yukon Territory, Canada and our principal operating assets are located outside of the United States, you may have trouble enforcing U.S. bankruptcy laws and other laws in Canada or elsewhere.

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

Environmental Risks

Certain of our proprietary investments are subject to stringent environmental standards and we may incur substantial costs to comply with current requirements or new environmental laws that might be adopted.

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

Other Risks

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which governs us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. We currently have a shareholder protection rights plan designed to protect us and our shareholders from unfair, abusive or coercive acquisition tactics and intend to reconfirm same upon its expiration. For more information, see "Item 10. Additional Information - Articles and Bylaws".

In addition, the Investment Canada Act imposes limitations on the rights of non-Canadians to acquire our common shares. For more information, see "Item 10. Additional Information - Exchange Controls".

If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Trading of our stock may be restricted by the SEC's "Penny Stock" regulations which may limit a stockholder's ability to buy and sell our stock.

The United States Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

Our by-laws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our by-laws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of our company.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of our company. Moreover, we may seek authorization to increase the number of our authorized shares.

ITEM 4 Information on MFC Bancorp Ltd.

Information on MFC Bancorp Ltd.

A. History and Development of MFC Bancorp Ltd.

We are a corporation organized under the laws of the Yukon Territory in Canada. We were originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March 1980 and under the Business Corporations Act (Yukon) in August 1996. Our name was changed to "MFC Bancorp Ltd." in February 1997. We have offices located at Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria (Tel: 43 1 240 250), and Unit 803, 8th Floor, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong. Our registered and records office is located at Suite 300, 204 Black Street, Whitehorse, Yukon Territory, Canada Y1A 2M9 (Tel: 867-668-5252).

B. Overview

We are an international merchant banking company. Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading in commodities and natural resources, financing of commercial trade, and proprietary investing.

We provide specialized banking and corporate finance services and advice to our subsidiaries and our clients on corporate strategy and structure, including mergers and acquisitions and capital raising. We also engage in trading of commodities, natural resources and securities, and in proprietary investing of our own capital in enterprises.

We make our proprietary investments as part of our overall merchant banking activities, and seek to realize gains on such investments over time. We generally invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price, often as a result of financial or other distress affecting them. We generally seek investments where our financial and management expertise can add or unlock value, rather than passive investments.

We conduct our merchant banking business in a highly integrated and coordinated manner. Our integrated approach provides substantial cross-selling opportunities for our subsidiaries and our clients, and permits us to participate in a broad range of businesses through our various subsidiaries. This, in turn, provides us with multiple revenue sources on a consolidated basis, and gives us substantial flexibility in structuring business relationships, revenues and transactions with the view to maximizing revenues from particular businesses or opportunities.

Our integrated approach to our banking and finance advisory services often gives our subsidiaries the opportunity to engage in commodity and natural resources trading with our clients. Our banking and finance advisory services also assist us in identifying suitable proprietary investment opportunities. Our proprietary investment strategy includes the use of our own capital to help restructure businesses, acquire interests in suitable businesses, or to refinance obligations of our clients.

Our merchant banking business generates revenues in the form of advisory, banking and corporate finance service fees, interest income, and revenues from our commodity, natural resource and securities trading activities. We also realize gains from time to time on our proprietary investments, upon their sale, upon the execution of an equity or debt restructuring, or the completion of other forms of divestment.

We currently employ approximately 1,141 people, and our operations are primarily conducted in Europe and Asia. The following is a summary of our revenues by geographic region for the three most recently completed fiscal years:

	2003	2002	2001

	(in thousands)
Europe	$391,282	$254,564	$192,714
Canada	7,872	26,006	17,183
United States	9,563	3,559	4,349
Other	796	210	-

	$409,513	$284,339	$214,246

Description of Merchant Banking Business

Our merchant banking operations include the provision of innovative financial structuring and advisory services. We focus on meeting the financial needs of small to mid-sized companies and other business enterprises primarily in Europe, North America and, more recently, in China. We believe that many of these clients, particularly in Europe, are under-serviced by the large global investment banks and financial service providers. We specialize in advising and structuring business enterprises involved in unstructured and novel situations where a strong financial partner is needed and traditional, "off-the-shelf" solutions are not workable.

We counsel our clients on business and financing strategy, and assist them in capital raising in and the execution of transactions that advance their strategic goals, including mergers, acquisitions, reorganizations and divestitures. In addition, we generate fee income by acting as an arranger and/or provider of bridge or interim financing to business enterprises pending reorganization, prior to their going public, as a complement to our commodities and natural resources trading or investment strategy. In furtherance of such banking and advisory services, we often advise and help restructure enterprises that are undergoing financial distress or have, or are near, debt defaults.

We believe that our experience and operating structure permit us to respond more rapidly to our clients' needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist clients. This often permits us to develop multiple revenue sources from the same client. For example, in addition to providing banking and advisory services, we may purchase and sell a client's products, or commit our own capital to make a proprietary investment in its business or capital structure.

Banking, Finance and Advisory Services.

Our banking, finance and advisory activities are conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A., a licensed full-service Swiss bank. In 2002, our banking operations were relocated from Geneva to Herisau, Switzerland. Since 1999, we have outsourced our banking operations and have placed substantially all of MFC Merchant Bank's client deposits with other major financial institutions on a fiduciary or trust basis. MFC Merchant Bank, in turn, earns a fee calculated with reference to the amount of money deposited with each such financial institution. This is in contrast to most North American banks, which generate revenue from the spread between their cost of funds and the credit received. These fiduciary or trust deposits are off-balance sheet items and permit us to generate revenues without committing or tying up significant amounts of capital. These arrangements also let us maintain key client relationships and mandates where we can provide value-added advisory services and yet offer clients the capability and economies of scale of a large banking institution.

Our banking operations are subject to various Swiss regulatory requirements, including capital requirements administered by the Swiss Federal Banking Commission. As our primary banking regulatory authority, the Swiss Federal Banking Commission, has established minimum capital and other requirements for MFC Merchant Bank S.A. Our failure to meet such minimum capital and other requirements can result in mandatory, and possibly additional discretionary, action by the Swiss Federal Banking Commission that, if undertaken, could have a direct material effect on us. Under risk-based capital adequacy guidelines established by the Swiss Federal Banking Commission, banks in Switzerland must meet specific capital guidelines that involve quantitative measures of assets, liabilities and other off-balance sheet items, as calculated under Swiss regulatory accounting practices. MFC Merchant Bank is required to file certain reports with the Swiss Federal Banking Commission, and is subject to their examination. In addition, MFC Merchant Bank is subject to restrictions on loans and extensions of credit to, and on certain other types of transactions with, affiliates. We believe that MFC Merchant Bank has sufficient capital for its current and reasonably foreseeable operations.

Trading of Commodities and Natural Resources

Our merchant banking operations include the trade, principally for our own account, of commodities and natural resources. Such activities include purchasing, selling and product swaps of such items. To a lesser extent, we also act as a trading agent for clients. We conduct our commodity and natural resources trading primarily through our subsidiary, MFC Commodities GmbH, which is based in Vienna, Austria.

Our trading activities often utilize innovative and sophisticated trading strategies and structures. We currently trade with commodity and other producers who are unable to effectively realize sales because of credit, insurance or currency issues affecting them or their principal customers. Generally we purchase the underlying commodity and resell it to an end buyer, or we effect a further trade of the commodity for another commodity which will subsequently be sold. As a result of our relative financial strength, ability to arrange credit (including letters of credit) and insurance, we are often able to facilitate purchases, sales and trades of commodities with more efficient and effective execution than many producers and customers could on their own.

Commodity producers and end customers often work with us to better manage their internal supply, distribution risk, currency and capital requirements. In such trading activities, we try to capture various trading, financing and currency spreads. Our trading activities have allowed us to develop ongoing relationships with commodity producers, end customers and trade financiers and insurers.

We have historically focused our trading activities primarily in Europe, and in 2003 commenced trading activities with offices in China and India. We believe that the trade, finance and insurance infrastructure necessary to support the purchase and sale of commodities and natural resources in Central and Eastern Europe, China and India are not as developed as in Western Europe and North America. The location of our trading professionals in Vienna and Shanghai permits us to effectively pursue trading opportunities in Europe and Asia, in particular, to participate in trade flows.

We intend to increase our commodity and natural resource trading operations in terms of volumes, products traded and the geographic regions in which we operate. We have expanded our commodity and natural resources trading operations to include the Far East and Southern Asia. As we expand our trading operations, we often seek to acquire interests or establish relationships with commodity producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, commodity producers, or through contractual arrangements with them, including off-take agreements. Such investments have broadened our trading line to include cement, clinker, non-ferrous metals, plastics, chemicals, pulp and paper. The investments we make in commodity producers are part of our proprietary investing strategy.

Proprietary Investments

Our merchant banking activities include making proprietary investments using our own and our clients' capital, and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. Our investing takes many forms and can include acquiring entire businesses or portions thereof, investing in equity, investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Our investing is generally not passive; we invest where we believe our expertise in financial restructuring and management and complementary trading and corporate finance capabilities can add or unlock value. Our investing in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as part of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to, our banking, advisory and commodity and natural resources trading activities.

We invest globally and our objective is to maximize total return measured through both long-term appreciation and recognized gains either through sales or other forms of divestment. We realize upon our portfolio of proprietary investments from time to time, based upon management's view of the value of the investment, the form and structure of divestment, timing and our overall capital requirements.

One of our key proprietary investments is an indirect interest in a mineral royalty in the Wabush Iron Ore Mine located in the Province of Newfoundland, Canada. It has provided an uninterrupted source of fairly predictable revenue for over 30 years, which we have used to finance other proprietary investments. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Iron Ore Mine is situated that commenced in 1956 and expires in 2055. Pursuant to the terms of the mining sub-lease, revenues from the royalty interest are based upon the price levels for iron ore and the amount of iron ore shipped from the Wabush Iron Ore Mine in a particular period, subject to a minimum annual royalty amount of $3.25 million. The mining sub-lease does not provide for renewal. For more information, see "Property, Plants and Equipment" below.

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

In March, 2004 we acquired 7,015,985 shares (resulting in an effective ownership of approximately 68%) in FAHR Beteiligungen AG for a cash purchase price of approximately $25.0 million. The principal assets of FAHR Beteiligungen, whose book value is approximately U.S.$43.2 million as at December 31, 2003, include industrial real estate holdings in Germany and an operating company, KHD Humboldt Wedag AG, based in Koln, Germany. Founded in 1856, KHD Humboldt Wedag is one of the leading suppliers of equipment and engineering services in the fields of cement, coal and minerals processing technologies. KHD Humboldt has operating subsidiaries in the United States, Australia, India and South Africa, and sales offices located in China, Russia and the Middle East.

In March, 2004 we acquired the controlling interest in Shanghai-based Med Net International Ltd. We, through various purchases, acquired 1,494,408 common shares (resulting in an approximately 62% ownership) of Med Net for a cash consideration of $2.3 million.

Med Net International, through unincorporated joint ventures, operates eight, and is in the process of establishing four more, technologically advanced eye care centers in China. Med Net International also imports and provides to patients and hospitals in China, medical supplies, including intraocular lenses, visco-elastic for cataract surgery, sutures, blades and certain ophthalmic and aesthetic products. Med Net International generated approximately US$1.25 million cash flow on revenues of approximately US$7 million on an annualized basis, based on unaudited financial results from the nine-month period ended September 30, 2003.

On July 24, 2003, we acquired an 80% interest in the outstanding common shares of Alson Enterprises Corporation. Mazak Ltd., a wholly-owned subsidiary of Alson, acquired the zinc-based alloy and pigments business and related assets of Trident Alloys Ltd. The consideration for the acquisition of the interest in Alson was cash of $0.8 million.

To complement our commodities and natural resources trading, in 2002, as part of our overall investment strategy, we made proprietary investments in two commodity producers to capture potential synergies through distributing and trading their end products.

In August 2002, we acquired approximately 85% of the issued and outstanding shares and certain indebtedness of Banff Resources Ltd. for nominal consideration and the provision of a contingent royalty interest to the vendor in the future cobalt production of the cobalt processing plant operated by Kasese Cobalt Company Limited - which was then a 75% owned subsidiary of Banff Resources - up to a maximum of approximately U.S.$10.0 million. The balance of the shares of Kasese Cobalt Company are owned by the Ugandan government.

Kasese Cobalt Company owns a cobalt processing plant located in Southwest Uganda. As part of our acquisition of Banff Resources Ltd., the cobalt processing plant was put on a care and maintenance program due to weakness in the cobalt markets at the time. In the interim, we commenced selling the hydro-electricity produced by the plant's dedicated 9 megawatt hydro-electric power plant. We recently recommenced operations at the cobalt processing plant due to significantly improved cobalt prices. For more information, see "Property, Plants and Equipment" below and "Item 10. Additional Information - Material Contracts".

In December 2003, we sold our equity interest in Banff Resources to an independent director of that company for a nominal amount, and acquired Banff Resources' 75% equity interest in Kasese Cobalt Company through our subsidiary, Sutton Park International Ltd. In consideration of the 75% equity interest in Kasese Cobalt Company, Sutton Park International agreed to forgive Banff's indebtedness in the approximate amount of U.S.$11.9 million, which indebtedness Sutton Park had previously acquired from a third party.

On December 31, 2003, our board of directors adopted a resolution to reorganize our operations to the extent necessary to distribute to our shareholders our interest in the Kasese Cobalt Company, and certain other Canadian cobalt assets held through our subsidiary 4025750 Canada Inc., by way of a reduction of stated capital, as they are superfluous non-core assets. In this connection, our board of directors authorized our company to, or to cause any of our subsidiaries to, take such steps as may be necessary to facilitate this transaction, including, without limitation, a consolidation of the assets in our indirect subsidiary, Nature Extrac Limited, and the distribution of the shares of Nature Extrac to our shareholders. This transaction remains subject to shareholder and regulatory approvals.

In October 2002, we leased the operations of an aluminium rolling mill located in Merseburg, Germany. The mill produces aluminium foil and has an annual production capacity of approximately 9,000 tonnes. The lease commenced in October 2002 and runs until September 2010. Our lease payments amounted to €21,500 per month including a flat rate for additional costs. We have an option to acquire the property and fixed assets subject to the lease for a purchase price of €3.4 million which option to purchase expires in September 2007. During 2003, our interest in this mill was sold. We are currently handling the sales and distribution of the mill's aluminium foil. For more information about the mill, see "Property, Plants and Equipment" below.

In July 2002, we acquired all of the outstanding minority interest of our 53% owned subsidiary, Trimble Resources Corporation , in consideration of 25,071 of our common shares and approximately $205,000 in cash. In December 2002, we restructured Trimble Resources Corporation's outstanding indebtedness of approximately $16.5 million in consideration for approximately $3.3 million of newly issued indebtedness guaranteed by us. We initially acquired our 53% interest in Trimble Resources Corporation in October 2001, for approximately $1.0 million. For more information, see "Item 10. Additional Information - Material Contracts".

In August 2002, we acquired approximately 93% of the outstanding shares of Euro Trade & Forfaiting, Inc. for approximately $42.9 million. Euro Trade & Forfaiting, Inc. is engaged primarily in merchant banking in Europe. In 2003, Euro Trade & Forfaiting, Inc. and its wholly-owned subsidiary, Winford Finance Corporation, merged together.

In July 2002, we sold our proprietary investment in an oil joint venture for proceeds of approximately $25.9 million. For more information, see "Item 10. Additional Information - Material Contracts".

In August 2002, we divested our investment in Mymetics Corporation through a stock dividend of 0.95 common shares of Mymetics Corporation for each common share of MFC held by shareholders of record as of August 13, 2002. Approximately 12,206,957 Mymetics Corporation shares were distributed to MFC shareholders under the dividend. As a result of the dividend, MFC shareholders became direct shareholders of Mymetics Corporation. Mymetics Corporation is an international biotechnology company focused on developing tools and techniques to disarm retroviruses.

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

Competition

We conduct our business in a global environment that is highly competitive and unpredictable. We encounter intense competition in all aspects of our business and compete directly with other financial services companies, brokerage firms, investment banks, merchant banks, trading houses and other investment managers. We face competition in Switzerland from other banks, asset managers and a range of non-bank financial institutions and internationally from investment banks and securities dealers. Many of our competitors are national or international companies with far greater resources, capital and access to information than us. As a result, we may become involved in transactions with more risk. For more information, see "Item 3. Key Information Risk Factors".

C. Organizational Structure

As at April 1, 2004, our significant wholly-owned subsidiaries are as follows:

Name of Wholly-Owned Subsidiary	Jurisdiction of Incorporation or Organization
Blake International, Inc.	British Virgin Islands
MFC Capital Partners	Germany
MFC Merchant Bank S.A.	Switzerland
Robabond Holding AG	Switzerland
Sutton Park International Ltd.	Barbados
Trimble Resources Corporation	Turks & Caicos Islands
4025750 Canada Inc.	Canada
32565 Yukon Inc.	Yukon
MFC Commodities AG	Switzerland
Parkland Venture Limited	British Virgin Islands

As at April 1, 2004, our significant majority-owned subsidiaries are as follows:

Name of Majority-Owned Subsidiary	Jurisdiction of Incorporation or Organization	Owner of Interests	Our Shareholding
DTA Holding AG	Germany	MFC Bancorp Ltd.*	93%
Winford Finance Corporation	British Virgin Islands	MFC Bancorp Ltd.*	96%
Trimaine Holdings, Inc.	Washington	MFC Bancorp Ltd.*	83%
Drummond Financial Corporation	Washington	MFC Bancorp Ltd.*	96%
Alson Enterprises Corp.	British Virgin Islands	Sutton Park International Ltd.	80%
Mazak Ltd.	United Kingdom	Alson Enterprises Corp.	100%**
Mazak Slovakia s.r.o.	Slovakia	Alson Enterprises Corp.	100%**
Garda Investments Corp.	British Virgin Islands	Sutton Park International Ltd.	100%**
Hovis Commodities Trading GmbH	Austria	Garda Investments Corp.	95.5%*
MFC Commodities GmbH	Austria	Hovis Commodities Trading GmbH	100%**
19
JH Trade & Financial Service GmbH	Austria	MFC Commodities GmbH (Austria)	100%**
IC Management Service GmbH	Austria	MFC Commodities GmbH (Austria)	100%**
Global Bulk Transport GmbH	Austria	MFC Commodities GmbH (Austria)	100%**
MFC Pulp & Paper GmbH	Austria	MFC Commodities GmbH (Austria)	100%**
Kasese Cobalt Company Limited	Uganda	Sutton Park International	75%**`
Med Net International Ltd.	Bermuda	MFC Bancorp Ltd.*	62%**
FAHR Beteiligungen AG	Germany	MFC Bancorp Ltd.*	68%**
KHD Humboldt Wedag AG	Germany	FAHR Beteiligungen AG	100%**
AIG Altmark Industrie AG	Germany	FAHR Beteiligungen AG	95%**

* held by MFC Bancorp Ltd. and/or its subsidiaries

** representing shareholding by the immediate parent company

D. Property, Plants and Equipment

Office Space

We currently lease office space at Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria. We also recently entered into a lease of office space at Unit 803, 8th Floor, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong.

We believe that our existing facilities are adequate for our needs through the end of the year ended December 31, 2004. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Royalty Interest - Wabush Iron Ore Mine

We indirectly participate in a royalty interest. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Iron Ore Mine is situated that commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake Minerals Ltd. of $0.22 per ton on shipments of iron ore from the Wabush Iron Ore Mine. Iron ore is shipped from the Wabush Iron Ore Mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2003, 2002 and 2001, 5.3 million, 4.5 million and 4.6 million tons of iron ore, respectively, were shipped from the Wabush Iron Ore Mine.

The Wabush Iron Ore Mine is operated by an unincorporated joint venture consisting of Wabush Iron Company Limited (U.S.A.), Steel Company of Canada Limited (Canada) and Dominion Foundries & Steel Limited (Canada), which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush Iron Ore Mine. Pursuant to the terms of the mining sub-lease, this royalty payment by the joint venture is not to be less than $3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of $1.685 per ton with escalations as defined by agreement. Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity.

Although no assurance as to the future production levels can be provided, since the operator of the Wabush Iron Ore Mine is owned by the joint venture of steel producers, production from the mine has been generally maintained at relatively consistent levels.

Undeveloped Real Estate Properties

We own approximately 83% of the issued and outstanding common stock of Trimaine Holdings, Inc., a public company whose shares trade on the OTC Bulletin Board. During the fiscal year ended December 31, 2003, Trimaine Holdings sold approximately 47 acres of undeveloped real property annexed to the City of Gig Harbor, Washington, U.S.A. Trimaine Holdings owns three parcels of undeveloped real estate properties located in the Puget Sound region of Washington State, totalling approximately 42 acres. The parcels are zoned for neighbourhood retail and light industrial use. One parcel totalling approximately 3 acres is zoned for high residential use. Trimaine Holdings may seek to sell or develop these parcels, but does not intend to fully develop the majority of them prior to sale.

Kasese Cobalt Company Limited

Through Sutton Park International Ltd., we hold a 75% interest in Kasese Cobalt Company Limited. Kasese Cobalt Company owns a cobalt processing plant located in Uganda. We had caused the plant to be placed into a care and maintenance program under which all cobalt production had ceased by September 2002 as a result of weak cobalt markets. Due to significantly improved cobalt prices, however, we recently recommenced operations at the plant, and it is now engaged in the extraction of cobalt from an existing pyrite stockpile. The stockpile contained, as at May 2001, approximately 593,616 tonnes of material with an average grade of 1.39% cobalt. The plant is capable of recovering cobalt metal from the cobalt concentrate using a combination of bioleaching, solvent extraction and electro-winning. Site construction of the plant commenced in November 1997 and was completed on July 1, 1999. Plant commissioning ran into various difficulties which continued from completion until June 30, 2001. Accordingly, July 1, 2001 represented the start of commercial operations. The plant currently employs approximately 245 personnel.

Kasese Cobalt Company also has a disputed option to acquire 65% of the tailings owned by Kilembe Mines Limited, comprising 5.5 million tonnes of material averaging 0.114% cobalt. The cobalt processing plant has a production capacity of 720 tons of cobalt per annum with a product quality of 99.9% cobalt in crushed cobalt cathode form.

Kasese Cobalt Company's dedicated hydro-electric power station comprises three hydro-electric generation units with a capacity of 9 megawatts. Power is also available on an as needed basis from the Ugandan Electricity Board's national grid. Backup power is provided by four 1 megawatt diesel generators located at the plant.

As discussed above, our board of directors have adopted a resolution to reorganize our operations to the extent necessary to distribute to our shareholders our interest in the Kasese Cobalt Company, and certain other Canadian cobalt assets held through our subsidiary 4025750 Canada Inc., by way of a reduction of stated capital.

Aluminium Rolling Mill

We leased the equipment, operations and underlying real property of an aluminum rolling mill located in Merseburg, Germany. The mill manufactured and sold aluminum foil with approximately 65% of its customer base being located within Germany and the remaining 35% located in the rest of Europe. During 2003, our entire interest in this mill was sold. We are currently handling the sales and distribution of the mill's aluminum foil.

Mazak Ltd.

In July 2003, we, through our subsidiaries Mazak Ltd. and Mazak Slovakia s.r.o. (collectively "Mazak"), acquired the zinc-based alloys and pigments businesses and related assets of Trident Alloys Ltd. We anticipate that Mazak will have an annual production capacity of approximately 60,000 metric tons of zinc-based alloys and pigments, marketed under the brands Mazak diecasting alloys, Delaville zinc dust, Delphos zinc phosphate and Delox zinc oxide, and alloys for the galvanizing industries, including Technigalva and Galfan. Mazak also indirectly leases industrial space from US Steel in Kosice, Slovakia, for the purposes of manufacturing zinc alloys, which has a production capacity of 22,000 tonnes. Mazak currently employs 115 persons.

ITEM 5 Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2003 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included in this annual report were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included in this annual report to U.S. GAAP, see Note 20 to the financial statements. We have made certain reclassifications to the prior periods' financial statements to conform to the current period's presentation.

The presentation of selected information in our financial statements in U.S. dollars is for information purposes only and information in our financial statements is translated to U.S. dollars for convenience using year end exchange rates, as required by Regulation S-X of the Securities Act of 1934.

A. Operating Results

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

The international and integrated nature and focus of our business has resulted in no income tax expense in 2002 and 2001. In 2003, our effective consolidated tax rate was approximately 1.7%.

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

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002.

Based upon the period average exchange rates in 2003, the Canadian dollar decreased by approximately 2.9% in value against the Swiss franc, 6.2% in value against the Euro but increased by approximately 12.1% in value against the U.S. dollar, compared to the period average exchange rates in 2002. As at December 31, 2003, the Canadian dollar increased by approximately 9.4% in value against the Swiss franc, 1.7% against the Euro and 22.2% against the U.S. dollar since December 31, 2002.

The following table provides selected quarterly financial information for 2003 for MFC:

	2003

	December 31	September 30		June 30	March 31

	(Canadian Dollars in thousands, other than per share amounts)
Revenues	$126,756	$102,393	$97,496		$82,868
Expenses	102,465	96,233	87,308		73,122
Net income	23,050	6,123	10,125		9,818
Diluted earnings per share	1.65	0.46	0.75		0.73
Total assets	404,577	441,429	429,057		449,728
Shareholders' equity	218,447 *	281,708	272,452		279,160

* after deduction of distribution payable of $71.7 million

In 2003, our revenues increased by 44.0% to $409.5 million from $284.3 million in 2002, primarily as a result of the increased volume of our trading activities and acquisitions. In 2003, we expanded our trading operations by hiring additional trade professionals and expanding the breadth of products that we trade. We are also expanding geographically into the Far East and Southern Asia. Such geographic expansion of our merchant banking activities is being undertaken, in part, as we expect that over the next several years the integration of several central and eastern European countries into the European Union will result in increased competition and put downward pressure on operating margins. We included the full year's revenues from our aluminium rolling plant in the current year, which was acquired in October 2002. We also consolidated the revenue from our alloy and pigments business, which was acquired in July 2003.

In 2003, expenses increased by approximately 51.4% to $359.1 million from $237.2 million in 2002, primarily as a result of the increase in the volume of trading activities and acquisitions. In 2003, financial services expenses increased by approximately 87.5% to $329.5 million from $175.8 million in 2002. General and administrative expenses decreased to $25.2 million in 2003 from $35.8 million in 2002. The general and administrative expenses were net of foreign currency transaction gains of $8.3 million and $0.5 million in 2003 and 2002, respectively. The increases in financial services and general and administrative expenses related primarily to the increase in the volume of trading activities.

In 2002, we recorded a loss for goodwill impairment of approximately $16.1 million relating to the goodwill associated with previously acquired subsidiaries as we determined that the carrying value of such goodwill exceeded its fair value. See "Critical Accounting Policies - Goodwill Impairment" below for more information. In 2002, we recognized a $19.7 million gain on indebtedness of a subsidiary and a $49.1 million gain on debt extinguishment. In 2003, interest expense decreased to approximately $4.4 million from approximately $9.5 million in 2002, primarily as a result of the lower indebtedness amount outstanding during the year.

In 2003, we recorded an income tax expense of $0.8 million. In 2002, we had an income tax recovery of $3.5 million.

In 2003, our net earnings increased to $49.1 million, or $3.76 per share on a basic basis ($3.59 per share on a diluted basis), from $50.8 million, or $3.93 per share on a basic basis ($3.70 per share on a diluted basis), in 2002.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

The following table provides selected quarterly financial information for 2002 for MFC:

	2002

	December 31	September 30	June 30	March 31

	(Canadian Dollars in thousands, other than per share amounts)
Revenues	$124,574	$52,169	$53,364	$54,232
Expenses	98,927	49,153	44,890	44,189
Net income	28,864	1,854	10,049	9,988
Diluted earnings per share	2.10	0.14	0.72	0.72
Total assets	446,574	494,179	434,487	396,225
Shareholders' equity	285,290	252,907	244,368	250,969

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

In 2002, expenses increased by approximately 39.3% to $237.2 million from $170.2 million in 2001, primarily as result of the expansion of our trading operations in 2002. In 2002, financial services expenses increased by approximately 22.9% to $175.8 million from $143.1 million in 2001. General and administrative expenses increased to $35.8 million in 2002 from $21.8 million in 2001 The increases in financial services and general and administrative expenses related primarily to the inclusion of the results of our trading operations for the full year in 2002 versus only three months in 2001.

In 2002, we recorded a loss for goodwill impairment of approximately $16.1 million relating to the goodwill associated with previously acquired subsidiaries as we determined that the carrying value of such goodwill exceeded its fair value. See "Critical Accounting Policies - Goodwill Impairment" below for more information. There was no similar charge in 2001. In 2002, we recognized a $19.7 million gain on indebtedness of a subsidiary and a $49.1 million gain on debt extinguishment. In 2001, we recognized a $22.4 million gain on indebtedness of a subsidiary. In 2002, interest expense increased to approximately $9.5 million from approximately $5.4 million in 2001, primarily as a result of the inclusion of the consolidated indebtedness of Banff Resources Ltd., in which we acquired an approximately 85% interest in August 2002.

In 2002, we recorded a recovery of income tax of $3.5 million as result of the reversal of a tax accrual due to the sale of an indirect oil royalty interest during the year. In 2001, we had an income tax recovery of $0.8 million.

In 2002, our net earnings increased to $50.8 million, or $3.93 per share on a basic basis ($3.70 per share on a diluted basis), from $45.3 million, or $3.59 per share on a basic basis ($3.35 per share on a diluted basis), in 2001.

B. Liquidity and Capital Resources

The following table is a summary of selected financial information concerning MFC for the periods indicated:

	December 31,			December 31,

	2003		2002	2003		2002

	(U.S. Dollars in thousands) (for information)			(Canadian Dollars in thousands)
Cash and cash equivalents	$112,544		$64,835	$145,452		$102,413
Securities	34,790		39,661	44,963		62,649
Total assets	313,043		282,712	404,577		446,574
Debt	25,764		43,554	33,297		68,798
Shareholders' equity	169,024	*	180,608	218,447	*	285,290

* after deduction of distribution payable of $71.7 million (U.S. $55.5 million)

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. We also use this liquidity in client related service where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At December 31, 2003, our cash and cash equivalents were $145.5, compared to $102.4 million at December 31, 2002. At December 31, 2003, we had securities of $45.0, compared to $62.6 million at December 31, 2002.

At December 31, 2003, our debt was $33.3, compared to $68.8 million at December 31, 2002.

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

At December 31, 2003, we had approximately 14 separate credit lines and facilities used for commodities and natural resources trading aggregating approximately €74.6 million, none of which was drawn and outstanding. The kind, amount and number of credit facilities we utilize and amounts drawn thereunder fluctuate from time to time based upon the nature, level and location of, and counterparties with, whom we conduct our commodities and natural resources trading activities.

We have debt maturities of $5.9 million in 2004 and $4.4 million in 2005. We expect such maturing debt to be satisfied primarily through the settlement of underlying commodities and natural resource trading transactions, cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Note 10 to our consolidated financial statements included in this annual report.

Subsequent to the year ended December 31, 2003, we exercised our right of redemption to redeem all of the 8% Convertible Subordinated Bonds issued in March, 1998. We paid a total of US$0.7 million to the bondholders for redemption. The balance of the bonds were converted into our common shares.

Operating Activities

In 2003, changes in securities provided cash of $7.0 million compared to $12.2 million in 2002. A decrease in receivables provided cash of $9.5 million in 2003, compared to $1.6 million in 2002. Of which, a decrease in commodity receivables provided cash of $14.1 million in 2003, compared to an increase in the same using cash of $7.7 million in 2002. A decrease in commodity investments provided cash of $1.1 million in 2003, compared to $6.0 million used in 2002. A decrease in properties held for sale provided cash of $1.1 million in 2003, compared to $13.5 million in 2002. A decrease in accounts payable and accrued expenses used cash of $2.6 million in 2003, compared to an increase in same providing cash of $3.8 million in 2002. Operating activities provided cash of $37.4 million in 2003, compared to $20.8 million in 2002. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements.

Investing Activities

In 2003, a net decrease in loans provided cash of $52.4 million, compared to a net increase in loans used cash of $4.8 million in 2002. The net sale of long-term securities provided cash of $4.8 million in 2003, compared to net purchase of long-term securities using cash of $5.4 million in 2002. In 2003, purchases of subsidiaries, net of cash acquired, used cash of $0.8 million, compared to $35.0 million in 2002. Investing activities provided cash of $64.9 million in 2003, compared to cash of $19.1 million used in 2002.

Financing Activities

Net debt repayments used cash of $25.1 million in 2003, compared to $13.3 million in 2002. In 2003, a net decrease in deposits used cash of $13.5 million, compared to a net increase in deposits providing cash of $33.9 million in 2002. The net repurchase of common shares in 2003 used cash of $9.7 million, compared to cash of $7.0 million in 2002. Net cash used in financing activities was $48.3 million in 2003, compared to net cash provided by financing activities of $13.5 million in 2002.

We had no material commitments to acquire assets or operating businesses at December 31, 2003. We anticipate that there will be acquisitions of businesses or commitments to projects in the future. To achieve our long-term goals of expanding our assets and earnings, including through acquisitions, we will require substantial capital resources. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings. As a substantial amount of our revenues are received in Swiss francs and Euro, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for Swiss francs and Euro prevailing during that period. In the year ended December 31, 2003, we reported approximately a net $35.9 million foreign exchange translation loss and, as a result, our cumulative foreign exchange translation loss at December 31, 2003 was $17.1 million, compared to a $18.7 million gain at December 31, 2002.

Based upon the period average exchange rates in 2003, the Canadian dollar decreased by approximately 2.9% in value against the Swiss franc, 6.2% in value against the Euro and by approximately 12.1% in value against the U.S. dollar, compared to the period average exchange rates in 2002. As at December 31, 2003, the Canadian dollar increased by approximately 9.1% in value against the Swiss franc, 1.7% against the Euro and by approximately 22.2% against the U.S. dollar since December 31, 2002.

We use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. At December 31, 2003 and 2002, we did not hold any forward foreign exchange contracts for our own account. For more information, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Derivative Instruments".

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign currency exchange exposure for our own account. We also use derivatives to manage our interest rate risk on debts. For more information, see "Item 11. Quantatitive and Qualatitive Disclosures about Market Risk - Derivative Instruments".

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

Allowance for Credit Losses

Our allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowances reflect management's best estimate of the probable losses in our credit portfolio and judgments about both macro- and micro-economic conditions. The evaluation process involves estimates and judgments, which could change drastically in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

We review our loan portfolio and receivables on a regular basis. Specific provisions are established on a loan-by-loan or receivable basis. In determining whether a specific provision is required or not, we consider, but such consideration is not limited to, the following factors:

- repayment history of the borrower;

- overall financial position and results of the borrower;

- the nature and quality of collateral and guarantee;

- business plan and outlook of the borrower;

- secondary market value of the loan and the collateral; and

- our business plan or strategy to divest or restructure the debt.

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

Goodwill Impairment

A goodwill impairment loss should be recognized when the carrying amount of the goodwill exceeds the fair value of the goodwill. An impairment loss should not be reversed if the fair value subsequently increases. We consider, but such consideration is not limited to, the following factors to determine the goodwill impairment:

- a significant adverse change in legal factors or in the business climate;

- an adverse action or assessment by a regulator;

- unanticipated competition;

- loss of key personnel;

- a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of;

- the testing for write-down or impairment of a significant asset group within a reporting unit; or

- the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit.

Valuation of Securities

Trading account securities held by MFC Merchant Bank S.A. are stated at quoted market value, with the unrealized gain or loss included in the results of operations. Other short-term securities are carried at the lower of aggregate cost or current market value, with the unrealized loss included in the results of operations.

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

In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors:

- trend of the quoted market price and trading volume;

- financial position and results for a period of years;

- liquidity or going concern problems of the investee;

- changes in or reorganization of the investee and/or its future business plan;

- outlook of the investee's industry;

- the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and

- our business plan and strategy to divest the security or to restructure the investee.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Contractual Obligations
	Payments Due by Period (in thousands)
Contractual Obligations	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-Term Debt Obligations	$5,921	$11,036	$16,340(1)	$-
Capital Lease Obligations	67	35	-	-
Operating Lease Obligations	1,570	2,609	2,207	3,865
Purchase Obligations	32,499(2)	-	-	-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet Under GAAP	-	-	-	-
Total	$40,057	$13,680	$18,547	$3,865

(1) Subsequent to the year ended December 31, 2003, the convertible debentures of $16.3 million were called for redemption, the majority of which were converted into common shares of our company. Approximately $0.9 million was redeemed in cash.

(2) Consisting of $26.3 million for commodities trading and $6.2 million for alloys and pigments business.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/area of expertise of each of our directors and officers, as at April 1, 2004:

Name and Age	Present Position with MFC	Date of Commencement of Office with MFC	Expiration of Term of Office with MFC
Michael J. Smith (56)	Director President, Chief Executive Officer and Secretary	1986 1996	2005 N/A
Sok Chu Kim(1) (73)	Director	1996	2004
Oq-Hyun Chin(1) (65)	Director	1994	2004
Dr. Stefan Feuerstein (52)	Director Vice-President	2000 2000	2003 N/A
Silke Brossmann(1) (36)	Director	2003	2005
John Musacchio (56)	Vice-President	1999	N/A

(1) Member of our audit committee.

Michael J. Smith - President, Chief Executive Officer and Director

Mr. Smith has been our President and Chief Executive Officer since 1996, our Secretary since 2003 and a director of our company since 1986. Mr. Smith is the President, Chief Financial Officer and a Director of Trimaine Holdings Inc., a public company with its common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Mr. Smith is also the Chief Executive Officer, President, Chief Financial Officer and a director of Equidyne Corporation, a public company with its common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Equidyne is a company which until January 2004 focussed on the needle free drug delivery systems. Equidyne is in the process of seeking other business opportunities.

Mr. Smith has extensive experience in advisory services, corporate finance, restructuring and international taxation. He leads our company's investing and merchant banking activities.

Sok Chu Kim - Director

Mr. Kim has been a director of MFC since 1996. Mr. Kim was the President of the Korea International Merchant Bank from 1985 to 1989 and the Senior Vice-President, Korea Exchange Bank, from 1967 to 1985. He is also an advisor to Sukura Bank (Seoul, Korea) and a director of Korea Liberalization Fund Ltd. since January 1991.

Oq-Hyun Chin - Director

Mr. Chin has been a director of MFC since 1994. Since April, 1990, Mr. Chin has been a business advisor with The Art Group Architects & Engineers Ltd.

Dr. Stefan Feuerstein - Director and Vice-President

Dr. Feuerstein has been our Vice-President and a director of our company since 2000 and the Managing Director of MFC Capital Partners AG since 2001. Dr. Feuerstein has also been the Managing Director of the Industrial Investment Council of the New German States since 1997. From 1992 to 1996, he was the President of the Thuringian Economic Development Corporation (Germany).

Silke Brossmann - Director

Ms. Brossmann has been a director of MFC since 2003. She was the Head of Investor Relations with Prokurist and Head of Central Administration of Koidl & Cie. Holding AG from 1999 to 2002. Ms. Brossmann has been an independent management consultant since 2002.

John Musacchio - Vice-President

Mr. Musacchio has been our Vice-President since 1999. John Musacchio has 25 years industrial and professional service business operating experience on an international scale. His positions included principal, director and officer in private and publicly traded companies. These companies were active in the engineering, construction, power generation, petroleum and chemical industries. His management experience includes the segments of operations, marketing, corporate development and planning.

There are no family relationships between any of the directors or executive officers of our company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.

B. Compensation

During the fiscal year ended December 31, 2003, we paid an aggregate of approximately $2.1 million in cash compensation to our directors and officers. This amount does not take into account incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2003 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2003 to the senior management of our company:

SUMMARY COMPENSATION TABLE
	Annual Compensation(1)		Long Term Compensation
Name and Principal Position	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/SARs Granted	All other Compen-sation
Michael J. Smith President, Chief Executive Officer, Secretary and Director(2)	$367,179	$222,499	$-	Nil	$23,546
Dr. Stefan Feurerstein Vice-President and Director	$379,752	$49,874	$-	Nil	19,416
Claudio Morandi Managing Director MFC Merchant Bank S.A. (3)	$264,625	$111,250	$-	Nil	30,727
Roy Zanatta Secretary(4)	$54,452	$-	$-	Nil	361,903
John Musacchio Vice-President	$246,730	$-	$-	Nil	Nil

(1) On a cash basis, unless otherwise stated.
(2) Mr. Smith was appointed as Secretary on October 6, 2003.
(3) Mr. Morandi resigned as Managing Director of MFC Merchant Bank S.A. in December, 2003.
(4) Mr. Zanatta resigned as Secretary on September 26, 2003.

Directors' Compensation

Our non-management directors receive US$20,000 annually for their services and US$500 for each meeting of directors that they attend. We also reimburse our directors and officers for expenses incurred in connection with their services as our directors and officers.

Employment Agreements and Termination of Employment or Change of Control

Mr. Smith entered into an amended and restated employment agreement with MFC in 2000. The agreement generally provides, subject to certain termination provisions, for the continued employment of Mr. Smith for a period of 36 months with automatic one month renewals, so that the agreement at all times has a remaining term of 36 months. The agreement provides for an annual base salary and other compensation to be paid to Mr. Smith as determined by our board of directors. His salary is currently U.S. $240,000. In the event he is terminated without cause or resigns for good reason (as defined in the Agreement) within three years of a change of control (as defined in the Agreement), Mr. Smith will be entitled to a lump sum severance payment of three times the sum of (i) his current annual salary under the agreement, and (ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If Mr. Smith is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal instalments over 12 months.

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

C. Board Practices

Our Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Bylaws or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of our company, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.

Other than as discussed above, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Our board of directors has established an audit committee. Our audit committee currently consists of Sok Chu Kim, Oq-Hyun Chin and Silke Brossmann. The audit committee operates pursuant to a charter adopted by the board of directors. The audit committee is appointed and generally acts on behalf of the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.

We do not have a remuneration or compensation committee. A majority of our independent directors recommends to our board of directors for determination the compensation of our executive officers.

D. Employees

We currently employ approximately 1,141 people, including 40 from Med Net International Ltd. and 665 from KHD Humboldt Wedag AG. In addition, Med Net International's unincorporated joint venture eye care and skin centers in China employ 230 people. As at December 31, 2003, 2002 and 2001, we employed approximately 246, 168 and 144 people, respectively. We are not party to any collective agreements with any labour unions.

E. Share Ownership

There were 13,657,797 common shares, nil stock options and nil share purchase warrants issued and outstanding as of April 15, 2004. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Name Office Held	Number of Common Shares Beneficially Owned	Percentage(1)
Michael J. Smith President, Chief Executive Officer, Secretary and Director	612,000(2)	4.5%
John Musacchio Vice-President	1,000	*
Sok Chu Kim Director	-	-
Oq-Hyun Chin Director	-	-
Dr. Stefan Feuerstein Director	-	-
Silke Brossmann Director	-	-

* Less than one percent (1%).

(1) Based on 13,657,797 common shares issued and outstanding as at April 15, 2004.

(2) Of this amount, 85,000 shares are owned by the director and the balance is owned by his family members.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 2,762,000. Each option upon its exercise entitles the grantee to one common share. The exercise price of an option may not be less than the closing market price of our common shares on the Nasdaq on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the Nasdaq for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. We did not grant any options in 2003 and there are no options that are currently outstanding.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 13,657,797 common shares issued and outstanding as of April 15, 2004. The following table sets forth, as of April 15, 2004, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

Name	Amount Owned	Percent of Class
Peter Kellog	3,141,550(1)	23.0%
FMR Corp.	876,285	6.4%

(1) In his public filings, Mr. Kellog disclaims beneficial ownership of 2,821,550 of the shares, or approximately 16.5% of our issued and outstanding common shares.

There has been no significant change in the percentage ownership of any of our major shareholders during the years ended December 31, 2003, 2002 and 2001.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company's shares who are not major shareholders.

As of April 15, 2004, the registrar and transfer agent for our company reported that there were 13,657,797 common shares issued and outstanding. Of those common shares issued and outstanding, 50,695 common shares were registered to Canadian residents (3 shareholders), 12,480,407 common shares were registered to residents of the United States (92 shareholders) and 1,126,695 common shares were registered to residents of other foreign countries (23 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2003 and April 1, 2004, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During 2003, we earned fees in the normal course from our merchant banking affiliates amounting to approximately $4.6 million. In 2002 such fees amounted to $9.2 million.

We also sold commodities amounting to $7.8 million ($3.5 million in 2002) in the normal course to affiliates. We had receivables of $3.0 million and $2.9 million due from affiliates resulting from commodities trading as at December 31, 2003 and 2002, respectively.

We had a receivable from an officer of $0.8 million which was paid in full in the normal course during the year ended December 31, 2003.

We receive dividends pursuant to a royalty interest from an affiliate at a rate of 10% annually. Dividends earned amounted to $4.9 million in 2003.

ITEM 8 Financial Information

Our financial statements are stated in Canadian dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars.

Financial Statements filed as part of the Annual Report:

Independent Auditor's Report dated April 2, 2004 on the Consolidated Financial Statements of MFC as at December 31, 2003, 2002 and 2001.

Consolidated Balance Sheets at December 31, 2003 and 2002

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements

Independent Auditors' Report on Financial Statement Schedule.

Financial Statement Schedule:

I Condensed Financial Information of Registrant (Regulation 210.12.-04).

The Audited Consolidated Financial Statements for the Years Ended December 31, 2003, 2002 and 2001 can be found under Item 18 "Financial Statements".

Significant Changes

No significant change has occurred in our company's financial statements since the financial year ended December 31, 2003, other than the subsequent events as disclosed in Note 19 to our consolidated financial statements included in this annual report.

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

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which substantial damages are sought, we cannot state what the eventual outcome of pending matters will be. We are contesting the allegations made in each pending matter and believe, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on or consolidated financial condition, but may be material to our operating results for any particular period, depending on the level of our income for such period.

Dividend Distributions

The actual timing, payment and amount of dividends paid on our common shares is determined by our board of directors, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business consideration as our board of directors considers relevant.

ITEM 9 The Offer and Listing

Markets and Price History

Our common shares quoted on the Nasdaq National Market under the symbol "MXBIF" and on the Frankfurt Stock Exchange under the symbol "MFC.GR". The following table sets forth the high and low sales of prices of our common shares on the Nasdaq for the periods indicated. In August 2002, we paid a stock dividend of 0.95 common shares of Mymetics Corporation for each common share of our company held by shareholders of record as of August 13, 2002. As a result, the sales price set out below for periods prior to the payment of the stock dividend did not reflect the payment of the stock dividend to our shareholders.

	Nasdaq

	High (US$)	Low (US$)

Annual Highs and Lows
1999	12.25	5.81
2000	10.00	6.75
2001	11.60	7.13
2002	11.51	6.45
2003	18.42	6.81
Quarterly Highs and Lows
2002
First Quarter	11.51	9.20
Second Quarter	10.49	8.60
Third Quarter	9.19	7.01
Fourth Quarter	7.81	6.45
2003
First Quarter	8.35	6.74
Second Quarter	9.87	7.92
Third Quarter	14.35	8.25
Fourth Quarter	18.42	13.27
38
Monthly Highs and Lows
2003
October	15.60	13.27
November	17.05	14.87
December	18.42	16.16
2004
January	24.28	17.76
February	23.90	20.52
March	24.93	21.27

The transfer of our common shares is managed by our transfer agent, Mellon Investor Services, LLC, 85 Challenger Road, Ridgefield Park, NJ 07660.

ITEM 10 Additional Information

B. Memorandum and Articles of Association

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

Our authorized capital consists of common shares and class A preferred shares. Our class A preferred shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series. Currently, we have authorized 140,000 class A preferred shares, series 1, 140,000 class A preferred shares, series A, 100,000 class A preferred shares, series 2 and 20,000 class A preferred shares, series 3.

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

Our Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Bylaws or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of our company, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.

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

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Yukon Territory, or in our charter documents. See "Exchange Controls" below for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

As set forth above, our Articles and Bylaws contain certain provisions that would have an effect of delaying, deferring or preventing a change in control of MFC, including authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. Our Articles and Bylaws do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of our company.

In 1993, we adopted a shareholder protection rights plan to protect us and our shareholders from unfair, abusive or coercive acquisition tactics. Generally, the plan provides for the issuance to the holders of each of our outstanding common shares of a right to purchase one of our common shares at an exercise price determined in accordance with the plan upon the commencement of a take-over bid. We have waived the application of the plan to an existing shareholder to permit such shareholder to acquire up to 25% of our common shares. Our plan currently expires in 2004, and we plan to renew the same.

Our Bylaws do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

The following summary of certain material provisions of the agreements referenced below is not complete and these provisions are qualified in their entirety by reference to the full text of such agreements.

On March 17, 2004, we entered into a Guarantee Agreement whereby we agreed to guarantee the obligations of MFC Commodities GmbH up to a maximum of €3,000,000.

On February 2, 2004, we entered into a Guarantee Agreement whereby we agreed to guarantee the obligations HIT Paper Trading GmbH up to a maximum of €1,000,000.

On February 1, 2004, we entered into a Letter Agreement whereby we agreed to reimburse and indemnify with respect to certain obligations of MFC Commodities GmbH.

On February 1, 2004, we entered into a Letter Agreement whereby we agreed to reimburse and indemnify with respect to the obligations of MFC Pulp & Paper under certain factoring agreements.

On January 22, 2004, we entered into an Advance Payment Guarantee Agreement whereby we agreed to guarantee the obligations of MFC Commodities GmbH up to a maximum of US$2,000,000.

Effective January 7, 2004, we issued an aggregate of €3.2 million of convertible bonds to third parties. The bonds bear interest at the rate of 4.4% per annum, mature on December 31, 2009 and are convertible into shares of our common stock at various prices depending on the time of conversion. At any time on or after December 31, 2005, we may, at our option, redeem the bonds in whole or in part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon.

In December 2003, pursuant to an Assignment and Assumption of Debt Agreement with Sutton Park International Limited, we assigned to Sutton Park International Limited all of the obligations and liabilities of Banff Resources Ltd. owed to us, including, and any interest payable thereon, and any legal or equitable interests or claims held by us over the assets of Banff Resources Ltd.

In December 2003, pursuant to a Share Transfer Agreement between Sutton Park International Limited and Banff Resources Limited, Sutton Park International Limited purchased all of the shares of Kasese Cobalt Company Limited owned by Banff Resources Limited in consider of Sutton Park International Limited agreeing to set-off the purchase price for such shares against the all indebtedness of Banff Resources Limited owed to Sutton Park International Limited.

Pursuant to a Share Purchase Agreement, dated December 9, 2003, we sold our equity interest in Banff Resources to an independent director of that company for a nominal amount.

On December 19, 2003, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the obligations of Mazak Ltd. up to a maximum of US$2,000,000.

In December 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the payment of any existing and future outstanding obligations of MFC Commodities which are related to MFC Commodities' commodity business operations.

In December 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee a portion of the payment obligations of IC Management Service GmbH under a credit facility agreement and factoring agreement.

In November 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the amount of €350,000 with respect to the obligations of Mazak Slovakia, s.r.o.

On November 12, 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the amount of €3,500,000 with respect to the obligations of MFC Aluminiumfolie Merseburg GmbH.

On October 24, 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the amount of €220,000 with respect to the obligations of Mazak Slovakia s.r.o.

On October 23, 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the amount of €2,500,000 with respect to the obligations of Landqart AG.

On September 25, 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the amount of €500,000 with respect to the obligations of AIG Altmark Industrie AG.

On September 9, 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the amount of €5,000,000 with respect to the obligations of JH Trade & Financial Services GmbH.

On September 4, 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the amount of €2,000,000 with respect to the obligations of MFC Commodities GmbH.

On July 18, 2003, we entered into a Loan and Security Agreement with respect to the financial assistance given to Mazak Limited.

On July 8, 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the amount of US$2,350,000 with respect to the obligations of MFC Commodities GmbH.

On March 18, 2003, we entered into a Guarantee Agreement pursuant to the factoring agreements with MFC Pulp & Paper GmbH.

On March 27, 2003, we entered into a Guarantee Agreement in respect of the indebtedness of Med Net (Shanghai) Medical Technical Developing Co. Ltd. extending the term of the original guarantee dated November 20, 2002 to January 31, 2005.

On March 27, 2003, we entered into a Guarantee Agreement in respect of the indebtedness of MFC Commodities GmbH, extending the term of the original guarantee dated August 30, 2002 to January 31, 2005.

Pursuant to various agreements in July 2003 with Trident Alloys Ltd., Lloyds TSB Bank plc and Lloyds TSB Development Capital Limited, we acquired an 80% interest in the outstanding common shares of Alson Enterprises Corporation. Mazak Ltd., a wholly-owned subsidiary of Alson Enterprises, acquired the zinc-based alloy and pigments business and related assets of Trident Alloys Ltd. The consideration for the acquisition of the interest in Alson was cash of $0.8 million.

In August 2002, we acquired approximately 85% of the issued shares and U.S.$11.4 million of indebtedness of Banff Resources Ltd. for nominal consideration and the provision of a contingent royalty interest to the vendor pursuant to a Share Sale Agreement among Newmont Australia Limited, Newmont LaSource S.A.S. and MFC dated August 7, 2002 and a Royalty Deed among MFC, Newmont Australia and Newmont LaSource dated August 7, 2002. Under the Royalty Deed, we granted to the vendor a royalty in an amount equal to 10% of the net cash flow resulting from any processing operations of Kasese Cobalt Company Limited up to an aggregate maximum of U.S.$10.0 million. If there is no cash flow, no royalty will be payable for such period. These documents also contain terms and conditions customary for agreements of this type. We also subsequently acquired approximately U.S.$77.2 million of indebtedness of Kasese Cobalt Company Limited.

In July 2002, we disposed of an indirect interest in an oil venture royalty stream pursuant to a Stock Purchase Agreement among Occidental (East Shabwa), LLC, Intercap Yemen, Inc. an indirect wholly-owned subsidiary of MFC, and MFC dated July 23, 2003. Pursuant to such agreement, all of the outstanding common shares of Comeco Petroleum, Inc. held by Intercap Yemen were transferred to Occidental (East Shabwa) as consideration for the purchase price. Intercap Yemen held 500 shares of common stock of Comeco Petroleum which represented a 41.25% interest in Comeco Petroleum. Comeco Petroleum, in turn, holds a 28.57% interest in the East Shabwa Development Area, an oil field in Yemen. The agreement contains terms and conditions customary for agreements of this type.

On June 10, 2002, we entered into a Guarantee and Indemnity Agreement with respect to the non-recourse factoring agreements involving Hovis GmbH and Hovis Pulp & Paper GmbH.

D. Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our voting shares) pursuant to the Canada-U.S. Tax Convention (1980), as amended (the "Treaty"). See "Item 10. Additional Information - Taxation".

Except as provided in the ICA, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Yukon Territory, or in our charter documents. The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is hereby made. Accordingly, holders and prospective holders of our common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning our common shares.

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring "control" (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including Americans, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada's cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.

Certain transactions relating to our common shares would be exempt from the Investment Canada Act, including:

the acquisition of our common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

the acquisition of control of MFC in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

the acquisition of control of MFC by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of MFC, through ownership of our common shares, remains unchanged.

E. Taxation

Certain Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of MFC in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Investment Tax Act, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the Investment Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Investment Tax Act to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by MFC. The Treaty provides that the Investment Tax Act standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as MFC) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Investment Tax Act in respect of a capital gain realized upon the disposition of a common share of MFC unless such share represents "taxable Canadian property" (as defined in the Investment Tax Act) to the holder thereof. Our common shares generally will be considered taxable Canadian property to a nonresident holder if:

the non-resident holder;

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

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

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

H. Documents on Display

Documents and agreements concerning our company may be inspected at the offices of Clark, Wilson, Suite 800-885 West Georgia Street, Vancouver, British Columbia, Canada.

I. Subsidiary Information

As at April 1, 2004, our significant wholly-owned subsidiaries are as follows:

Name of Wholly-Owned Subsidiary	Jurisdiction of Incorporation or Organization
Blake International, Inc.	British Virgin Islands
MFC Capital Partners	Germany
MFC Merchant Bank S.A.	Switzerland
Robabaond Holding AG	Switzerland
Sutton Park International Ltd.	Barbados
Trimble Resources Corporation	Turks & Caicos Islands
4025750 Canada Inc.	Canada
32565 Yukon Inc.	Yukon
MFC Commodities AG	Switzerland
Parkland Venture Limited	British Virgin Islands

As at April 1, 2004, our significant majority-owned subsidiaries are as follows:

Name of Majority-Owned Subsidiary	Jurisdiction of Incorporation or Organization	Owner of Interests	Our Shareholding
DTA Holding AG	Germany	MFC Bancorp Ltd.*	93%
Winford Finance Corporation	British Virgin Islands	MFC Bancorp Ltd.*	96%
Trimaine Holdings, Inc.	Washington	MFC Bancorp Ltd.*	83%
Drummond Financial Corporation	Washington	MFC Bancorp Ltd.*	96%
Alson Enterprises Corp.	British Virgin Islands	Sutton Park International Ltd.	80%
Mazak Ltd.	United Kingdom	Alson Enterprises Corp.	100%**
Mazak Slovakia s.r.o.	Slovakia	Alson Enterprises Corp.	100%**
Garda Investments Corp.	British Virgin Islands	Sutton Park International Ltd.	100%**
Hovis Commodities Trading GmbH	Austria	Garda Investments Corp.	95.5%*
MFC Commodities GmbH	Austria	Hovis Commodities Trading GmbH	100%**
JH Trade & Financial Service GmbH	Austria	MFC Commodities GmbH (Austria)	100%**
IC Management Service GmbH	Austria	MFC Commodities GmbH (Austria)	100%**
Global Bulk Transport GmbH	Austria	MFC Commodities GmbH (Austria)	100%**
MFC Pulp & Paper GmbH	Austria	MFC Commodities GmbH (Austria)	100%**
Kasese Cobalt Company Limited	Uganda	Sutton Park International Ltd.	75%**
Med Net International Ltd.	Bermuda	MFC Bancorp Ltd.*	62%**
FAHR Beteiligungen AG	Germany	MFC Bancorp Ltd.*	68%**
KHD Humboldt Wedag AG	Germany	FAHR Beteiligungen AG	100%**
AIG Altmark Industrie AG	Germany	FAHR Beteiligungen AG	95%**

* held by MFC Bancorp Ltd. and/or its subsidiaries

** representing shareholding by the immediate parent company

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from changes in interest rates, foreign currency exchange rates and equity prices which may affect our results of operations and financial condition and, consequently, our fair value. We manage these risks through internal risk management policies as well as the use of derivative instruments. We use derivative instruments to manage our exposure and our clients' exposure to currency exchange rate risks. The use of derivative instruments depends on our management's perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Derivative Instruments

At December 31, 2003, we had an interest rate swap of a notional amount of $13.3 million with the purpose of converting a variable interest rate debt into a fixed interest rate debt.

At December 31, 2002, we did not hold any forward foreign exchange contracts. We have provided a loan, in the principal amount of €30.0 million, which has an embedded derivative feature which fixes the exchange rate at €1.00 = U.S.$0.9731 in the event the Euro falls below this exchange rate. The loan was repaid in 2003. No gain or loss was recognized on this embedded derivative in 2003 or 2002. At December 31, 2001, we held four forward foreign exchange contracts in the aggregate notional amount of $24.7 million which covered the period through March 31, 2002. We entered into these contracts for our own account to manage our exposure to foreign currency exchange risks.

Interest Rate Risk

Fluctuations in interest rates may affect the fair value of fixed interest rate financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our financial instrument assets and increase the fair value of our financial instrument liabilities. A decrease in market interest rates may increase the fair value of our financial instrument assets and decrease the fair value of our financial instrument liabilities. An increase in interest rates may also increase the risk of defaults on loans. However, since our loans are collateralized and the majority of our loans are fixed interest rate, we do not consider that the loans are subject to interest rate risk. Our financial instruments which may be sensitive to interest rate fluctuations are investments, debt obligations and interest rate swap. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2003 and 2002, respectively, and expected cash flows from these instruments.

As at December 31, 2003
(in thousands)
			Expected Cash Flow*

	Carrying Value	Fair Value	2004	2005	2006	2007	2008	Thereafter

Investments(1)	$57,248	$57,248	$12,681	$6,859	$13,307	$5,132	$9,002	$36,343
Debt obligations(2)	19,072	21,733	2,390	-	2,855	-	-	-
Interest rate swap liability	81	81	125	79	34	-	-	-

* Including interest and dividends where applicable.
(1) Investments consist of debt securities and preferred stock.
(2) Debt obligations consist of the bonds with carrying value of $16.3 million which mature on April 1, 2008 and bear interest at 8% per annum, the majority of which was converted into common stock with the balance redeemed in cash for approximately $0.9 million in early 2004.

As at December 31, 2002
(in thousands)

			Expected Future Cash Flow*

	Carrying Value	Fair Value	2003	2004	2005	2006	2007	Thereafter

Investments(1)	$68,163	$68,261	$35,282	$5,716	$4,900	$4,900	$4,900	$37,046
Debt obligations(2)	25,790	20,413	2,784	$1,721	$1,721	6,074	1,721	22,369

* Including interest and dividends where applicable.
(1) Investments consist of debt securities and preferred stock.
(2) Debt obligations consist of the bonds with carrying value of $21.5 million which mature on April 1, 2008 and bear interest at 8% per annum.

 Foreign Currency Exchange Rate Risk

Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars, Euro and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets and liabilities. An appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument assets and liabilities. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments, loans, deposits, debt obligations and interest rate swap. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2003 and 2002, respectively, and expected cash flows from these instruments:

As at December 31, 2003
(in thousands)

			Expected Future Cash Flow*

	Carrying Value	Fair Value	2004	2005	2006	2007	2008	Thereafter

Investments(1)	$37,465	$34,602	$12,627	$1,959	$8,407	$232	$4,102	$11,714
Loans(2)	15,390	15,390	13,368	158	103	103	2,459	-
Deposits(3)	22,185	22,185	22,185	-	-	-	-	-
Debt obligations(4)	33,297	35,958	7,273	4,719	7,412	-	-	-
Interest Rate Swap Liability	81	81	125	79	34	-	-	-

* Including interest and dividends where applicable.
(1) Investments consist of debt securities and equity securities, both of which are denominated in U.S. dollars, Euros or Swiss Francs.
(2) Loans are denominated in U.S. dollars, Euros or Swiss Francs.
(3) Deposits consist of cash deposits with MFC Merchant Bank S.A.
(4) Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars or Euro. The majority of the convertible bonds was converted into common shares of MFC with the balance redeemed in cash in early 2004.

As at December 31, 2002
(in thousands)

			Expected Future Cash Flow*

	Carrying Value	Fair Value	2003	2004	2005	2006	2007	Thereafter

Investments(1)	$54,115	$54,821	$43,370	$816	$-	$-	$-	$10,010
Loans(2)	75,366	75,366	33,393	42,613	-	-	-	-
Deposits(3)	39,198	39,198	39,198	-	-	-	-	-
Debt obligations(4)	68,798	63,421	33,941	6,720	6,526	10,684	1,721	22,369

* Including interest and dividends where applicable.
(1) Investments consist of debt securities and equity securities, both of which are denominated in U.S. dollars, Euros or Swiss Francs.
(2) Loans are denominated in U.S. dollars, Euros or Swiss Francs.
(3) Deposits consist of cash deposits with MFC Merchant Bank S.A.
(4) Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars or Euro.

Equity Price Risk

Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments and debt obligations. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 2003 and 2002, respectively, and expected cash flows from these instruments:

As at December 31, 2003
(in thousands)

			Expected Future Cash Flow*

	Carrying Value	Fair Value	2004	2005	2006	2007	2008	Thereafter

Investments(1)	$61,198	$57,856	$12,732	$4,900	$4,900	$4,900	$4,900	$53,366
Debt obligations(2)	16,340	19,001	861	-	-	-	-	-

* Including interest and dividends where applicable.
(1) Investments consist of equity securities.
(2) Debt obligations consist of the bonds which are convertible into common shares of MFC at a fixed price, the majority of which were converted into common shares of MFC with the balance redeemed in cash in early 2004.

As at December 31, 2002
(in thousands)

			Expected Future Cash Flow*

	Carrying Value	Fair Value	2003	2004	2005	2006	2007	Thereafter

Investments(1)	$70,157	$70,354	$22,691	$4,900	$4,900	$4,900	$4,900	$52,563
Debt obligations(2)	21,509	16,132	1,721	1,721	1,721	1,721	1,721	21,939

* Including interest and dividends where applicable.
(1) Investments consist of equity securities.
(2) Debt obligations consist of the bonds which are convertible into common shares of MFC at a fixed price.

ITEM 12 Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2003. This evaluation was carried out under the supervision and with the participation of our company's management, including our company's president and chief executive officer. Based upon that evaluation, our company's president and chief executive officer concluded that our company's disclosure controls and procedures are effective. There have been no significant changes in our company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Exchange Act is accumulated and communicated to management, including our company's president and chief executive officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16 Reserved

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B. Code of Ethics

Code of Ethics

Effective January 27, 2004, our company's board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company's president (being our principal executive officer) and our company's secretary (being our principal financial and accounting officer and controller), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

(3) compliance with applicable governmental laws, rules and regulations;

(4) the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

(5) accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics requires, among other things, that all of our company's personnel shall be accorded full access to our president and secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company's personnel are to be accorded full access to our company's board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or secretary.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal , provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company's president or secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company's Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics is filed herewith with the Securities and Exchange Commission as Exhibit 11.1 to this annual report. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: MFC Bancorp. Ltd., Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria.

ITEM 16C. Principal Accountant Fees and Services

Audit Fees

Our board of directors appointed Peterson Sullivan P.L.L.C. as independent auditors to audit our financial statements for the fiscal year ended December 31, 2003. The aggregate fees billed by Peterson Sullivan P.L.L.C. for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended December 31, 2003 were $715,442 (US$510,665).

Audit Related Fees

For the fiscal year ended December 31, 2003, the aggregate fees billed for assurance and related services by Peterson Sullivan P.L.L.C. relating to our quarterly financial statements which are not reported under the caption "Audit Fees" above, were $nil.

Tax Fees

For the fiscal year ended December 31, 2003, the aggregate fees billed for tax compliance, tax advice and tax planning on United States tax matters by Peterson Sullivan P.L.L.C. were $56,018 (US$39,985).

All Other Fees

For the fiscal year ended December 31, 2003, the aggregate fees billed by Peterson Sullivan P.L.L.C. for other non-audit professional services, other than those services listed above, totalled $nil.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Peterson Sullivan P.L.L.C. is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

- approved by our audit committee; or

- entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

The audit committee pre-approves all services provided by our independent auditors. The pre-approval process has just been implemented in response to the new rules. Therefore, the audit committee does not have records of what percentage of the above fees were pre-approved. However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by Peterson Sullivan P.L.L.C., and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining Peterson Sullivan P.L.L.C. independence.

ITEM 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Company and Affiliated Purchasers

During the year ended December 31, 2003, our board of directors approved the repurchase of up to 660,000 shares of our common stock. The repurchase program commenced on December 2, 2003 and will close on December 2, 2004, unless extended or shortened by our board of directors. The repurchases will be made from time to time on the open market at prevailing market prices from cash on hand. In December 2003, we purchased the following shares of our common stock:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
December 2003	658,683	$20.88	658,683	1,317

PART III

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18 Financial Statements

Financial Statements Filed as Part of the annual report:

Independent Auditors' Report on the Consolidated Financial Statements of MFC as at December 31, 2003, 2002 and 2001.

Consolidated Balance Sheets at December 31, 2003 and 2002 (audited).

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001 (audited).

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001 (audited).

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001 (audited).

Notes to Consolidated Financial Statements.

Independent Auditors' Report on Financial Statement Schedule.

Financial Statement Schedule:

I Condensed Financial Information of Registrant (Regulation 210.12.-04).

PETERSON SULLIVAN PLLC
601 UNION STREET SUITE 2300 SEATTLE WA 89101	(206) 382-7777 FAX: 382-7700 CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
MFC Bancorp Ltd.

We have audited the accompanying consolidated balance sheets of MFC Bancorp Ltd. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFC Bancorp Ltd. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in Canada, which differ from accounting principles generally accepted in the United States as described in Note 20 to the consolidated financial statements.

/s/ Peterson Sullivan PLLC

Seattle, Washington
April 2, 2004

MFC BANCORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(Canadian Dollars, In Thousands)

ASSETS	2003	2002

Cash and cash equivalents	$145,452	$102,413
Securities	44,963	62,649
Loans	16,872	77,879
Receivables	50,367	53,955
Commodity investments	10,964	13,172
Properties	62,235	72,228
Resource property	36,044	36,747
Goodwill	16,127	16,412
Equity method investments	15,906	7,917
Prepaid and other	5,647	3,202

	$404,577	$446,574

The accompanying notes are an integral part of these consolidated financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002

Liabilities
Accounts payable and accrued expenses	$54,092	$47,537
Debt	33,297	68,798
Deposits	22,185	39,198
Distribution payable	71,730	-

Total liabilities	181,304	155,533
Minority interests	4,826	5,751
Shareholders' Equity
Common stock, without par value;
authorized unlimited number	61,891	70,269
Cumulative translation adjustment	(17,118)	18,733
Retained earnings	173,674	196,288

Total shareholders' equity	218,447	285,290

	$404,577	$446,574

The accompanying notes are an integral part of these consolidated financial statements

MFC BANCORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2003, 2002 and 2001
(Canadian Dollars, In Thousands, Except Earnings Per Share)

	2003	2002	2001

Financial services revenue	$409,513	$284,339	$214,246
Expenses
Financial services	329,549	175,792	143,071
General and administrative	25,187	35,758	21,793
Goodwill impairment	-	16,116	-
Interest	4,392	9,493	5,369
	359,128	237,159	170,233

Income from operations
before income taxes
and minority interests	50,385	47,180	44,013
Recovery of (provision for) income
taxes	(837)	3,497	772

Income from operations
before minority interests	49,548	50,677	44,785
Minority interests	(432)	78	503

Net income	$49,116	$50,755	$45,288

Earnings per share
Basic	$3.76	$3.93	$3.59

Diluted	$3.59	$3.70	$3.35

The accompanying notes are an integral part of these consolidated financial statements

MFC BANCORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2003, 2002 and 2001
(Canadian Dollars, In Thousands)

	Common Stock			Cumulative

	Number of Shares	Amount	Retained Earnings	Translation Adjustment	Total

Balance at December 31, 2000	12,088,156	$65,138	$148,767	$(771)	$,134
Net income	-	-	45,288	-	45,288
Shares issued for exercise of stock options	1,089,000	11,535	-	-	11,535
Translation adjustment	-	-	-	5,223	5,223
Dividend in equity securities, at carrying value	-	-	(29,183)	-	(29,183)

Balance at December 31, 2001	13,177,156	76,673	164,872	4,452	245,997
Net income	-	-	50,755	-	50,755
Shares issued for exercise of stock options	157,500	1,635	-	-	1,635
Shares issued for purchase of minority interest
in consolidated subsidiary	25,071	397	-	-	397
Repurchase of shares	(546,100)	(8,660)	-	-	(8,660)
Shares issued for compensation	18,227	224	-	-	224
Translation adjustment	-	-	-	14,281	14,281
Dividend in equity securities, at carrying value	-	-	(19,339)	-	(19,339)

Balance at December 31, 2002	12,831,854	70,269	196,288	18,733	285,290
Net income	-	-	49,116	-	49,116
Shares issued for exercise of stock options	487,500	4,281	-	-	4,281
Shares issued for conversion of bonds	72,261	1,294	-	-	1,294
Repurchase of shares	(672,183)	(13,953)	-	-	(13,953)
Translation adjustment	-	-	-	(35,851)	(35,851)
Distribution of assets declared, at carrying value	-	-	(71,730)	-	(71,730)

Balance at December 31, 2003	12,719,432	$61,891	$173,674	$17,118)	$218,447

The accompanying notes are an integral part of these consolidated financial statements

MFC BANCORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2002 and 2001
(Canadian Dollars, In Thousands)

	2003	2002	2001

Cash flows from operating activities
Net income	$49,116	$50,755	$45,288
Adjustments for:
Goodwill impairment	-	16,116	-
Gain on debt reduction	-	(19,746)	(22,409)
Amortization and depreciation	1,487	1,528	2,049
Minority interests	432	(78)	(503)
Dividend from equity method investee	-	-	1,021
Debt extinguishment	-	(49,122)	-
Financial advisory services revenue	(6,089)	-	-
Gain on sales of securities and assets, net	(17,574)	-	-
Changes in operating assets and liabilities,
net of effects of acquisitions
Securities	7,021	12,179	1,836
Receivables	9,459	1,621	48,315
Commodity investments	1,080	(6,026)	-
Properties held for sale	1,064	13,487	(406)
Accounts payable and accrued expenses	(2,617)	3,767	(8,466)
Future income tax liability	-	(4,604)	(1,417)
Other	(6,016)	970	(777)

Cash flows from operating activities	37,363	20,847	64,531
Cash flows from investing activities
Net decrease (increase) in loans	52,438	(4,778)	25,099
Sales (purchases) of long-term securities, net	4,788	(5,441)	(4,816)
Sale of equity method investment	-	25,915	-
Purchases of subsidiaries, net of cash acquired	(755)	(34,978)	(1,018)
Proceeds from sale of assets	10,634	-	-
Other	(2,175)	204	(425)

Cash flows from investing activities	64,930	(19,078)	18,840
Cash flows from financing activities
Net increase (decrease) in deposits	(13,516)	33,894	(62,385)
Borrowings	6,649	38,660	12,310
Debt repayments	(31,722)	(52,005)	(37,562)
Issuance (repurchase) of common stock, net	(9,672)	(7,025)	11,535
Other	(31)	-	-

Cash flows from financing activities	(48,292)	13,524	(76,102)
Exchange rate effect on cash and cash equivalents	(10,962)	9,954	1,373

Increase in cash and cash equivalents	43,039	25,247	8,642
Cash and cash equivalents, beginning of year	102,413	77,166	68,524

Cash and cash equivalents, end of year	$145,452	$102,413	$77,166

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

Nature of Operations

MFC Bancorp Ltd. and subsidiaries ("the Company") is in the financial services business and its principal activities focus on merchant banking. This includes financial advisory services, proprietary investing, and trading activities on an international basis which are facilitated by the Company's banking and trading subsidiaries. The Company seeks investments in many industries while emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Company uses its financial and management expertise to add value within a relatively short time period. The Company also trades in various basic materials primarily on its own account. Revenues from these activities are recognized as agreed upon activities are performed or as assets are disposed of with no substantial further involvement by the Company and collectibility is reasonably assured. The Company is managed as a unit and is treated as a single and integrated business segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Investments in entities where the Company owns at least a 20% voting interest, but does not have control, are accounted for under the equity method. The amount of earnings from equity investees was not material. All significant intercompany accounts and transactions have been eliminated.

In December 2003, the board of directors declared a distribution of assets consisting of the shares in a subsidiary with a carrying value of $64,718 and an investment in an equity method investee with a carrying value of $7,012. The Company expects to distribute the shares in 2004 when certain regulatory requirements are met. Both entities are involved in natural resources production.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and are generally interest bearing. The Company regularly maintains cash balances in other financial institutions in excess of insured limits. Interest paid on a cash basis was $4,001, $7,188, and $4,667 for the years ended December 31, 2003, 2002 and 2001, respectively. Income tax amounts paid were not material.

Nonmonetary transactions in 2003 include receipt of debentures for financial advisory services in the amount of $6,089, valued based on the fair value of the debentures received, and the reduction of a mining tax liability on resource property of $1,943.

Securities

Securities are classified, based on management's intentions, as trading account securities, short-term securities and long-term investment securities.

Trading account securities, which are purchased for sale in the near term by the Company's banking subsidiary, are stated at their quoted market value with the unrealized gain or loss included in the results of operations. Short-term securities held by the other subsidiaries are carried at the lower of aggregate cost or quoted market value.

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

Realized gains or losses on sales of securities are determined based on the specific identification basis.

Loans and Receivables

Loans are stated net of any allowances for credit losses, accrued interest, reimbursable expenses and unamortized loan fees. Receivables are stated at their principal balances net of any allowance for credit losses. Receivables are considered past due on an individual basis based on the terms of the contracts.

Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest. Whenever a contractual payment is 90 days past due, loans are automatically classified as impaired unless they are fully secured and in the process of collection. When a loan is deemed impaired, its carrying amount is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate in the loan or, as a practical expedient, based on a loan's observable market price or the fair value of collateral if the loan is collateral dependent. In subsequent periods, any increase in the carrying value of the loan is credited to the provision for credit losses. Impaired loans are returned to performing status when there is no longer reasonable doubt regarding timely collection of principal and interest, all amounts in arrears including interest have been collected, and all charges for loan impairment have been reversed. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on the accrual basis when there is no longer any reasonable doubt regarding collectibility of principal and interest, and payments are not 90 days past due. Collateral is obtained for loans and receivables if, based on an evaluation of credit-worthiness, it is considered necessary for the overall credit facility.

Assets acquired in satisfaction of loans are recorded at the lesser of their fair value at the date of transfer or the carrying value of the loan. Any excess of the carrying value of the loan over the fair value of the assets acquired is written off. Operating results and gains and losses on disposal of such assets are treated as write-offs and recoveries.

Interest income from loans is recognized when earned using the interest method unless the loan is classified as impaired at which time recognition of interest income ceases. Interest on impaired loans is credited to the carrying value of the loan when received. Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in income unless the yield on any loans retained by the Company is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fee is deferred and amortized to interest income over the term of the loan.

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

No loans were considered impaired at December 31, 2003 and 2002, and the Company did not consider it necessary to reserve for any specific loans or receivables, country risks or general risks.

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. These instruments are either exchange-traded or negotiated. Derivatives may be designated as hedges, provided certain criteria are met. The Company has no derivative financial instruments which have been designated as hedges.

The Company enters into derivative contracts usually to meet the needs of its customers and to take trading positions. These derivatives are marked to market with any unrealized gains or losses recognized immediately in income.

The Company held one interest rate swap derivative financial instrument with a notional amount of $13,309 at December 31, 2003, with the purpose of managing the interest rate fluctuation of its debt. The Company recognized a fair value loss on this derivative of $79 in 2003.

During 2002, the Company entered into a loan agreement with a client for $49,691, which contained an embedded derivative clause. This embedded derivative was designed to eliminate an inherent foreign currency risk. The loan was repaid in 2003 and there was no realized gain or loss on this embedded derivative.

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

Properties and Depreciation

Properties are carried at cost, net of applicable accumulated depreciation, unless the estimated future undiscounted cash flows expected to result from disposition is less than carrying value in which case a loss is recognized based on the fair value of similar property in the same geographic region. No such losses have been recorded in these consolidated financial statements.

Properties, other than those used in the production of owned natural resources, are depreciated using the straight-line method over the estimated useful lives of the assets. Properties used in owned natural resources production are depreciated using the units-of-production method. Units-of-production rates are based on estimated production from existing facilities using current operating methods.

Depreciation expense of properties amounting to $1,487 in 2003, $1,528 in 2002, and $1,099 in 2001 is included in general and administrative expenses. Repairs and maintenance are charged to expense as incurred.

Goodwill and Other Intangible Assets

The Company adopted the new Canadian accounting standard for goodwill and other intangible assets for periods beginning January 1, 2002. Goodwill represents the difference between the acquisition cost of a business and the fair value of its net tangible assets after an allocation has been made for assets with indefinite and finite lives. Under this standard, goodwill and other intangible assets with indefinite useful lives are not amortized but are subject to fair value impairment tests, on at least an annual basis (as required in prior periods these assets were amortized over their estimated useful lives). Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. If any potential impairment is identified, then the amount of the impairment is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

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

Foreign Currency Translation

The Company translates foreign assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these translations are included in the equity section of the consolidated balance sheet. The translation adjustments did not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely. Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency amounting to $8,348, $453, and $2,342 in 2003, 2002 and 2001, respectively, have been included in general and administrative expenses in the consolidated statements of income.

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

	2003	2002	2001

Net Income
As reported	$49,116	$50,755	$45,288
Deduct: Total stock option compensation expense determined under fair value based methods, net of any related tax effects	-	-	217

Proforma net income - basic	49,116	50,755	45,071
Dilution adjustment from Note 12	1,599	1,735	1,634

Proforma net income - diluted	$50,715	$52,490	$46,705

Basic Earnings Per Share
As reported	$3.76	$3.93	$3.59
Proforma	$3.76	$3.93	$3.57

Diluted Earnings Per Share
As reported	$3.59	$3.70	$3.35
Proforma	$3.59	$3.70	$3.34

There were no stock options granted during 2003, 2002 or 2001. Proforma stock option compensation expense in 2001 related to the amortization of compensation expense on options granted in 2000.

Earnings Per Share

Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the period. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted as well as convertible debt computed under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. However, such potential dilution is not recognized in a loss period.

Estimates

The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to allowance for credit losses, fair value of financial investments, other than temporary impairments of investment securities, and valuation of commodity investments, properties, intangible assets and provision for income taxes among other items. Therefore, actual results could differ from those estimates.

New Canadian Accounting Standards

  A standard which will require the Company to document hedging relationships and explicitly demonstrate that they are sufficiently effective in order to use accrual accounting for positions hedged with derivatives. Otherwise, the derivative instrument will be marked-to-market through the current year's statement of income. This standard is applicable for years beginning on or after July 1, 2003. The effect on the Company's consolidated financial statements is not yet determinable.

  Related standards will apply with respect to impairment or disposal of long-lived assets (effective for years beginning on or after April 1, 2003) and disposal of long-lived assets and discontinued operations (effective for years beginning on or after May 1, 2003), and impaired loans (effective for years beginning on or after May 1, 2003). Generally, these standards give guidance on write-downs and disposals of long-lived assets. Also, the definition of discontinued operations is broadened. The effect on the Company's consolidated financial statements is not yet determinable.

  A standard which will require consolidation of investments that are subject to control on a basis other than ownership of voting interests, such as financial support or participation in profits or losses, or net asset changes. Such investments are called variable interest entities. This guideline is applicable for years beginning on or after January 1, 2004. The effect on the Company's consolidated financial statements is not yet determinable.

  A standard which will apply to the recognition, measurement, and disclosure of asset retirement obligation and costs. This standard is effective for years beginning on or after January 1, 2004. The effect on the Company's consolidated financial statements is not yet determinable.

  A new standard will require the use of a fair-value-based method for certain stock-based compensation arrangements with employees and others. This standard is effective for years beginning on or after January 1, 2004, however, earlier application is encouraged. Since the Company did not grant options in either 2003 or 2002, the adoption of this standard in 2004 will have no effect on these consolidated financial statements.

Note 2. Acquisition

In July 2003, the Company acquired an 80% interest in the outstanding common shares of Alson Enterprises Corporation ("Alson"), a British Virgin Island corporation. The results of Alson's operations have been included in these consolidated financial statements since the acquisition date. Alson is involved in the manufacture of zinc alloys and pigments primarily in the United Kingdom and Slovakia. The acquisition is consistent with the Company's business of proprietary investing. The aggregate purchase price was $785 and paid in cash. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at date of acquisition:

Current assets	$14,846
Property and equipment	2,131

Total assets acquired	16,977
Current liabilities	16,079
Minority interest	113

Total liabilities assumed	16,192
Net assets acquired	$785

Unaudited proforma information was not available regarding this acquisition because the assets and liabilities were acquired from a venture capital division of a United Kingdom bank and full and complete financial information was not provided by the bank.

 Note 3. Goodwill

The changes in the carrying amount of goodwill are as follows:

	2003	2002

Balance at beginning of year	$16,412	$28,066
Acquisitions	-	3,708
Reductions due to purchase price adjustments	-	(695)
Exchange rate effect	(285)	1,449

	16,127	32,528
Impairment	-	(16,116)

Balance at end of year	$16,127	$16,412

Goodwill amortization expense amounted to $950 during the year ended December 31, 2001. Had goodwill not been amortized in 2001, net income would have been $46,238; basic earnings per share would have increased by $.08; and diluted earnings per share would have increased by $.07.

Based on a review of the fair value of the Company's reporting units, management has determined that no impairment of goodwill was necessary at December 31, 2003, and an impairment of $16,116 was necessary at December 31, 2002. The Company has no other intangible assets.

Note 4. Securities

At December 31, 2003, the Company had no bank trading account securities. At December 31, 2002, bank trading account securities consisted of debt securities of $26,544 and common shares of $5,585. The change in market value of bank trading account securities amounted to $1,245 and $12,567 for the years ended December 31, 2002 and 2001, respectively, and has been included in results of operations.

Short-term securities consisted of debt securities of $580 and $1,906, preferred shares of $1,096 and $1,878 and common shares of $6,736 and $10,328 at December 31, 2003 and 2002, respectively. Holding gains (losses) of $12, $415, and $(3,868) were included in the results of operations for years ended December 31, 2003, 2002 and 2001, respectively.

Long-term securities consist of the following at December 31:

	Unrealized Gains and Losses

	2003				2002

	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Debt	$19,229	$-	$-	$19,229	$789	$98	$-	$887
Preferred shares	299	-	-	299	299	-	-	299
Common shares	17,023	-	3,342	13,681	15,320	197	-	15,517

	$36,551	$-	$3,342	$33,209	$16,408	$295	$-	$16,703

At December 31, 2002, bank trading account and short-term securities included common shares in an affiliate with a carrying value of $7,048. Also, at December 31, 2003 and 2002, the Company had long-term investments in the common shares of six and two affiliates with a carrying value of $13,460 and $11,565, respectively.

The maturity of securities is as follows at December 31, 2003:

	Remaining Terms

	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	No Specific Maturity	2003 Total	2002 Total

Bank trading account securities:
Debt:
Governments	$-	$-	$-	$-	$-	$-	$6,324
Other issuers	-	-	-	-	-	-	20,220

	-	-	-	-	-	-	26,544

Common shares	-	-	-	-	-	-	5,585

Total	-	-	-	-	-	-	32,129

Short-term securities:
Debt (other issuers)	580	-	-	-	-	580	1,906

Equities:
Preferred shares	-	-	-	-	1,096	1,096	1,878
Common shares	-	-	-	-	6,736	6,736	10,328

	-	-	-	-	7,832	7,832	12,206

Total	580	-	-	-	7,832	8,412	14,112

Long-term securities:
Debt:
Governments	5,246	5,617	1,426	-	-	12,289	-
Other issuers	-	4,112	2,828	-	-	6,940	789

	5,246	9,729	4,254	-	-	19,229	789

Equities:
Preferred shares	-	-	-	-	299	299	299
Common shares	-	-	-	-	17,023	17,023	15,320

	-	-	-	-	17,322	17,322	15,619

Total	5,246	9,729	4,254	-	17,322	36,551	16,408

Total securities	$5,826	$9,729	$4,254	$-	$25,154	$44,963	$62,649

Note 5. Loans

	2003	2002

Bank loans, collateralized by traded securities and other assets, amounts due from one company of $5,091 and $3,303 at December 31, 2003 and 2002, respectively, are collateralized by patents.	$6,899	$9,845

Other loans, collateralized by traded securities, receivables, inventories and other tangible assets, due from two companies $6,319 at December 31, 2003, and due from one company $63,907 at December 31, 2002.	9,973	68,034

	$16,872	$77,879

Loan maturities:

	Within 1 Year	1 - 5 Years	2003 Total

Bank loans	$6,844	$55	$6,899

Other loans	7,531	2,442	9,973

	$14,375	$2,497	$16,872

Bank loans generally earn interest ranging from 3.1% to 14.0% and other loans generally earn interest ranging from 4.0% to 8.0% as of December 31, 2003.

At December 31, 2003, other loans include $1,482 due from two affiliates in which the Company has a less than 20% equity interest.

Note 6. Receivables

	2003	2002

Commodity transactions	$32,369	$38,210
Sale of a subsidiary	4,884	-
Sale of investment	6,556	-
Short-term advances	1,277	5,548
Investment income	400	3,496
Pension plan recovery	1,587	1,587
Government taxes	646	3,294
Other	2,648	1,820

	$50,367	$53,955

Note 7. Properties

	2003	2002

Natural resources processing facility	$58,165	$71,082
Manufacturing plant equipment	3,579	-
Office equipment	1,477	2,615

	63,221	73,697
Less accumulated depreciation	(986)	(1,469)

	$62,235	$72,228

Note 8. Accounts Payable and Accrued Expenses

	2003	2002

Accounts payable	$40,444	$38,657
Bank overdrafts	3,137	-
Property and other taxes	1,487	2,605
Affiliates	1,138	1,485
Commissions and severance	803	752
Interest	392	708
Other	6,691	3,330

	$54,092	$47,537

Note 9. Deposits

	2003	2002

Clients	$22,185	$39,190
Banks	-	8

	$22,185	$39,198

All deposits at December 31, 2003 and 2002, were payable on demand and bear interest at not more than .25%. At December 31, 2003, deposits from three affiliates in which the Company has a less than 20% equity interest amounted to $12,694. At December 31, 2002, deposits from affiliates where the Company's president was also the affiliate's president and the Company had minority voting rights amounted to $36,370.

Note 10. Debt

	2003	2002

Bonds payable, US$12,647 and US$13,617 at December 31, 2003 and 2002, respectively, interest at 8% due semi-annually in October and April, principal due April 2008, unsecured, non-recourse. Convertible into common stock of the Company at US$13.22 per share (956,688 common shares reserved at December 31, 2003)	$16,340	$21,509

Bonds payable, US$1,674 and US$2,088 at December 31, 2003 and 2002, respectively, interest at 5%, principal and interest due December 2006, unsecured	2,163	3,298

Notes payable under lines of credit due to banks, up to a maximum of approximately €75 million and €40 million at December 31, 2003 and 2002, respectively, interest from 3.7% to 4.4%, secured by commodity transaction receivables	-	24,953

Note payable to a bank, interest at six month Euribor plus 1.5% (resulting in a rate of 3.6% at December 31, 2003), interest and principal payments of $2,218 due semi-annually beginning June 2003, due in full December 2006, secured by commodity transactions receivables	13,309	18,055

Note payable, interest at 3.5%, payable on demand, unsecured, non-recourse	-	983

Other	1,485	-

	$33,297	$68,798

As of December 31, 2003, the principal maturities of debt are as follows:

Maturity	Amount

2004	$5,921
2005	4,436
2006	6,600
2007	-
2008	16,340

$33,297

Note payable of $983 at December 31, 2002, was to an affiliate where the Company had an equity interest and the Company's president was also the president and director of the creditor. In 2003, this affiliate became a consolidated subsidiary of the Company.

Note 11. Income Taxes

Income before income taxes and minority interests consists of:

	2003	2002	2001

Canadian	$4,587	$36,427	$28,623
Foreign	45,798	10,753	15,390

	$50,385	$47,180	$44,013

The recovery of (provision for) income taxes consists of the following:

	2003	2002	2001

Current
Canadian	$(202)	$(1,004)	$(220)
Foreign	(529)	(589)	(427)
Future
Canadian	221	301	525
Foreign	(327)	4,789	894

	$(837)	$3,497	$772

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

	2003	2002	2001

Income before income taxes and minority interests	$50,385	$47,180	$44,013

Computed provision for income taxes at statutory rates	$ (17,191)	$(17,041)	$(15,897)
(Increase) decrease in taxes resulting from:
Nontaxable dividend income	1,695	1,795	1,795
Foreign statutory tax rate differences	3,740	2,286	3,086
Permanent differences	4,731	7,807	6,048
Valuation allowance	12,480	2,526	(6,935)
Non-capital tax loss carryforwards lost from change in subsidiary's jurisdiction	(5,323)	-	-
Non-capital tax loss carryforwards acquired from purchase of subsidiary	-	6,124	12,469
Other, net	(969)	-	206

Recovery of (provision for) income taxes	$(837)	$3,497	$772

The tax effect of temporary differences that give rise to significant components of future tax liabilities and assets are as follows:

	2003	2002

Future income tax liability, difference in tax basis of assets acquired in the United States	$(387)	$(258)
Future income tax asset, non-capital tax loss carryforwards:
Canada	227	1,066
United States	-	7,433
Switzerland	1,682	5,254
Austria	3,103	3,739

Valuation allowance	(5,012)	(17,492)

Net future income tax asset	-	-

Net future income tax liability	$(387)	$(258)

Management believes that, due to the nature of its operations, the Company's available tax loss carryforwards may not be utilized prior to their expiration dates. Therefore, the resulting tax benefit has been fully reserved at December 31, 2003 and 2002.

At December 31, 2003, the Company had estimated accumulated non-capital losses which expire in the following countries as follows:

Year	Canada	Switzerland	Austria

2004	$-	$-	$-
2005	-	-	-
2006	4	-	-
2007	395	-	-
2008	-	-	-
2010-2020	266	4,931	-
Indefinite	-	-	9,094

	$665	$4,931	$9,094

Note 12. Earnings Per Share

Earnings per share data for years ended December 31 from operations is summarized as follows:

	2003	2002	2001

Basic earnings from operations available to common shareholders	$49,116	$50,755	$45,288

Effect of dilutive securities Interest on convertible bonds	1,599	1,735	1,634

Diluted earnings from operations	$50,715	$52,490	$46,922

	Shares
	2003	2002	2001

Basic earnings per share, weighted average number of common shares outstanding	13,054,727	12,931,117	12,621,633

Effect of dilutive securities:
Convertible bonds	1,020,951	1,030,038	1,030,038
Options	52,943	209,006	350,764

Weighted average number of common shares outstanding - diluted	14,128,621	14,170,161	14,002,435

Note 13. Stock Option Plan

The Company has a stock option plan which enables certain employees and directors to acquire common shares. Under the plan, options vest on grant and have a five-year term. The Company is authorized to issue up to 2,762,000 shares under this plan.

During 2000, options to acquire 30,000 shares at $13.31 and 100,000 shares at $10.50 were granted to officers and employees of the Company. At December 31, 2003, none of these options were outstanding.

During 1998, options to acquire 750,000 shares at $9.26 were granted to officers and employees of the Company. At December 31, 2003, none of these options were outstanding.

Following is a summary of the status of the plan:

	Number of Shares	Weighted Average Exercise Price

Outstanding at December 31, 2000	1,214,000	$10.12

Exercised	(189,000)	(11.17)

Outstanding at December 31, 2001	1,025,000	10.77

Exercised	(157,500)	(10.49)
Forfeited	(372,500)	(11.43)

Outstanding at December 31, 2002	495,000	10.05

Exercised	(487,500)	(10.04)
Forfeited	(7,500)	(10.50)

Outstanding at December 31, 2003	-	$-

Note 14. Commitments and Contingencies

Leases

Future minimum commitments under long-term non-cancelable leases are as follows for the next five years:

Year	Amount

2004	$1,570
2005	1,371
2006	1,238
2007	1,155
2008	1,052

$6,386

Rent expense was $1,919, $1,166, and $439 for the years ended December 31, 2003, 2002 and 2001, respectively.

Litigation

The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2003.

Guarantees

The Company has guaranteed to one of its client's account the value of an investment in common shares to a maximum amount of $1,012. The Company has provided a five-year guarantee expiring August 2007 to an affiliate with respect to a $1,656 asset sale transaction. This affiliate has agreed to deposit the same amount against this guarantee. The Company has provided a guarantee to an affiliate with respect to a €2,500 ($4,070 at December 31, 2003) line of credit arrangement with a bank which is effective until the line of credit is terminated. The Company has provided a guarantee to an affiliate with respect to a credit facility agreement with a bank for a maximum of €3,000 ($4,884 at December 31, 2003) expiring January 2005. The Company has provided a guarantee expiring December 2004 to a former subsidiary with respect to their contractual payment obligations to a vendor for up to a maximum of €3,500 ($5,698 at December 31, 2003).

Regulations

The Company's wholly-owned banking subsidiary is located in Switzerland. The subsidiary is subject to the rules and regulations of the Swiss Federal Banking Commission which require equity capital amounting to $10,441 to be maintained as of December 31, 2003. The subsidiary is in compliance with this regulation as of December 31, 2003.

Note 15. Interest Rate Sensitivity Position

Management has analyzed the bank subsidiary's interest rate sensitivity position at December 31, 2003. Because of the current nature (over 80% of assets and liabilities and off-balance sheet positions are due within three months) of the bank subsidiary's position, the total interest rate gap is not significant at December 31, 2003, assuming no interest rate hedging is undertaken over the next twelve months.

Note 16. Segmented Information

The following table presents revenues attributed to Canada, the Company's country of domicile, and other geographic areas based upon the customer's location:

	2003	2002	2001

Canada	$7,872	$26,006	$17,183
Europe	391,282	254,564	192,714
United States	9,563	3,559	4,349
Other	796	210	-

	$409,513	$284,339	$214,246

The following table presents total assets by geographic area based upon the location of the assets.

	2003	2002

Canada	$58,884	$119,763
Europe	271,778	200,206
United States	15,047	52,308
Africa	58,868	74,297

	$404,577	$446,574

During 2001, one client represented approximately 13% of financial services revenues. There was no client concentration in 2003 or 2002. At December 30, 2002, the Company exchanged assets located in Europe with a carrying value of $7,292 for a 49% interest in Equitable Industries Limited Partnership. No gain or loss was recorded as a result of the exchange. It was treated as a nonmonetary transaction with an affiliate in 2002.

Note 17. Fair Value of Financial Instruments

The fair value of financial instruments at December 31 is summarized as follows:

	2003		2002

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	$145,452	$145,452	$102,413	$102,413
Loans	16,872	16,872	77,879	77,879
Deposits	22,185	22,185	39,198	39,198
Debt	33,297	35,958	68,798	63,421
Interest rate swap derivative contract, liability	81	81	-	-

The fair value of cash and cash equivalents is based on reported market value. The fair value of loans is based on the value of similar loans. The fair value of deposits approximates their carrying value as they are all due on demand. The fair value of debt was determined using discounted cash flows at prevailing market rates or based on reported market value for the Company's publicly traded debt. The fair value of the interest rate swap is obtained from dealer quote. This value represents the estimated amount the Company would pay to terminate the agreement taking into consideration current interest rates, the credit-worthiness of the counterparties, and other factors. The Company does not anticipate nonperformance with respect to any of its derivative financial instruments.

Note 18. Transactions with Affiliates

During 2003, 2002, and 2001, the Company earned fees in the normal course from affiliated entities amounting to $4,579, $9,164 (of which $4,115 was a merchant bank client where the Company's president is also the president of the affiliate), and $323, respectively. In 2002, the Company sold real estate to an affiliate for $4,202 on which no gain or loss has been recognized. The Company sold commodities amounting to $7,840 and $3,490 in the normal course to three affiliates and one affiliate during 2003 and 2002, respectively, $2,967 and $2,856 of which is included in receivables from commodity transactions at December 31, 2003 and 2002, respectively. The Company received dividends of $4,900 on preferred shares of stock in an affiliate in 2003 and 2002. Generally, the Company has representation on the board of an affiliate and/or an equity interest.

The Company had a receivable from an officer of a subsidiary amounting to $761 at December 31, 2002, which was paid in 2003.

Note 19. Subsequent Events

In January 2004, the Company declared redemption of its 8% convertible bonds. The majority of the bonds were converted into the Company's common shares at the pre-determined conversion rate of US$13.22 per share. Approximately $861 cash was paid out for the bond redemption.

On January 7, 2004, the Company issued to third parties an aggregate of €3,214 face amount of unsecured convertible debentures. The debentures bear interest at the rate of 4.4% and mature on December 31, 2009. The debentures are convertible into common stock of the Company at various contractually fixed prices depending on the time of conversion. At any time after December 31, 2005, the Company may redeem the debentures at their principal amount plus accrued interest.

In March, 2004, the Company, through various purchases, acquired 1,494,408 common shares (resulting in an approximate 62% ownership interest) of Med Net International Ltd. ("Med Net") for a cash consideration of $2,294. Med Net will be consolidated since its acquisition date. Med Net, through its unincorporated joint ventures, operates technologically advanced eye care centers in China. It also markets medical supplies. The financial statements of Med Net on the acquisition date are not available at this time. The acquisition is consistent with the Company's business of proprietary investing.

In March, 2004, the Company acquired 7,015,985 common shares (resulting in an effective ownership of approximately 68%) in Fahr Beteiligungen AG ("Fahr") for a cash consideration of approximately $24,951. Fahr will be consolidated since its acquisition date. Fahr is engaged in the business of real estate development, equipment and engineering services in the fields of cement, coal and minerals processing technologies. The financial statements of FAHR on the acquisition date are not available at this time. The acquisition is consistent with the Company's business of proprietary investing.

Note 20. United States Generally Accepted Accounting Principles

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

	December 31

Reconciliation of Net Income	2003	2002	2001

Net income in accordance with Canadian GAAP	$49,116	$50,755	$45,288
Adjustment of gain on sale of shares in investee	-	-	169
Change in unrealized gain (loss) on trading securities, net	-	-	(2,246)

Net income in accordance with U.S. GAAP	$49,116	$50,755	$43,211

	2003	2002	2001

Basic earnings per common share U.S. GAAP	$3.76	$3.93	$3.42
Diluted earnings per common share U.S. GAAP	$3.59	$3.70	$3.20

	2003	2002	2001

Retained earnings in accordance with U.S. GAAP	$172,144	$194,758	$163,342

Comprehensive Income	2003	2002	2001

Net income in accordance with U.S. GAAP	$49,116	$50,755	$43,211

Other comprehensive income, net of tax
Foreign currency translation adjustment	(35,851)	14,281	5,223
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	(3,524)	2,151	(594)
Reclassification adjustment for gains realized in net income	(182)	(233)	(775)
Reclassification adjustment for other than temporary decline in value	66	-	-

Net unrealized gains (losses)	(3,640)	1,918	(1,369)

Other comprehensive income	(39,491)	16,199	3,854

Comprehensive income	$9,625	$66,954	$47,065

Securities

U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. Any unrealized holding gains or losses are to be reported as a component of other comprehensive income until realized for available-for-sale securities, and included in earnings for trading securities.

At December 31, 2003, investment in one trading security represented approximately 58% of total investment in trading securities. At December 31, 2002, approximately 15% of trading securities represents an investment in the common shares of an affiliate and approximately 27% represents debt securities from two entities.

The fair value of trading securities held by non-bank subsidiaries is summarized as follows:

	December 31
	2003	2002

Debt securities	$580	$1,906
Preferred shares	1,096	1,878
Common shares	6,736	10,328

	$8,412	$14,112

Available-for-sale securities consist of common shares, preferred shares and debt securities at December 31, 2003, 2002 and 2001. At December 31, 2003 and 2002, securities in three and two companies represented 54% and 80%, respectively, of the total available-for-sale securities of $33,209 and $16,703. The proceeds from the sale of these securities amounted to $2,519, $1,330, and $5,703, which resulted in realized gains of $182, $233, and $775 during 2003, 2002 and 2001, respectively. The cost of these securities was $2,337, $11,588, and $6,908, which resulted in unrealized losses in accumulated other comprehensive income of $(3,342), $298, and $(1,620) at December 31, 2003, 2002 and 2001, respectively.

New United States Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 149 amends existing standards on derivatives (effective for derivatives entered into or modified after June 30, 2003). SFAS No. 150 gives guidance on the accounting for certain financial instruments with characteristics of both liabilities and equity (effective for financials instruments entered into after May 31, 2003). Financial Accounting Standards Board interpretation No. 46 requires consolidation of certain variable interest entities (effective for fiscal years ending after December 15, 2003). Certain of these new standards will not have an affect on the Company's consolidated financial statements. For others, the effect on the Company's financial statements has not yet been determined.

PETERSON SULLIVAN PLLC
601 UNION STREET SUITE 2300 SEATTLE WA 89101	(206) 382-7777 FAX: 382-7700 CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
MFC Bancorp Ltd.

Our report on the consolidated financial statements of MFC Bancorp Ltd. is included on page 56 of this Form 20-F. In connection with our audits of such financial statements, we have also audited the related financial statement schedule I of this Form 20-F.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Peterson Sullivan PLLC

Seattle, Washington
April 2, 2004

MFC BANCORP LTD.

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(Dollars in thousands)

BALANCE SHEETS

		As at December 31,

		2003	2002

ASSETS
Cash and securities		$190,415	$165,062
Receivables		50,367	53,955
Loans		16,872	77,879
Commodity investments		10,964	13,172
Properties		62,235	72,228
Resource property		36,044	36,747
Goodwill		16,127	16,412
Equity method investments		15,906	7,917
Other		5,647	3,202

		$404,577	$446,574

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits		$22,185	$39,198
Accounts payable and accrued expenses		54,092	47,537
Debt		33,297	68,798
Distribution Payable		71,730	-
Minority interests		4,826	5,751
Shareholders' equity		218,447	285,290

		$404,577	$446,574

STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2003	2002	2001

Financial services revenue	$409,513	$284,339	$214,246
Expenses
Financial services	329,549	175,792	143,071
General and administrative	25,187	35,758	21,793
Interest	4,392	9,493	5,369
Goodwill impairment	-	16,116	-
Income taxes (recovery)	837	(3,497)	(772)
Minority interest	432	(78)	(503)

	360,397	233,584	168,958

Net income	$49,116	$50,755	$45,288

STATEMENTS OF CASH FLOWS
	Year Ended December 31,

	2003	2002	2001

Net cash provided by operating activities	$37,363	$20,847	$64,531
Net cash (used in) provided by financing activities	(48,292)	13,524	(76,102)
Net cash (used in) provided by investing activities	64,930	(19,078)	18,840
Exchange rate effect on cash and cash equivalents	(10,962)	9,954	1,373

Net change in cash	43,039	25,247	8,642
Cash and cash equivalents, beginning of year	102,413	77,166	68,524

Cash and cash equivalents, end of year	$145,452	$102,413	$77,166

ITEM 19 Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

1.1	Articles of Amalgamation. (1)
1.2	By-laws. (1)
2.1	Master Trust Indenture between MFC and Norwest Bank Minnesota, National Association, as trustee, dated March 31, 1998. (1)
2.2	Trust Indenture between MFC and Computershare Trust Company of Canada, dated January 7, 2004**
4.1	Memorandum of Agreement between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated November 24, 1987. (2)
4.2	Amendment to Mining Lease between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated January 1, 1987. (2)
4.3	First Amendment to Memorandum of Agreement between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. (2)
4.4	Assignment Agreement between MFC and Prada Holdings Ltd. Dated as of January 1 1992. (1)
4.5	Separation Agreement between Mercer International Inc. and MFC dated for reference March 29, 1996. (1)
4.6	Purchase Agreement between MFC and Volendam Securities C.V. dated for reference May 17, 1996. (1)
4.7	Purchase Agreement between MFC and Volendam Securities C.V. dated for reference May 27, 1996. (1)
4.8	Share Purchase Agreement between MFC and Frederick Wong dated June 6, 1996. (1)
4.9	Subscription Agreement between MFC and Drummond Financial Corporation dated June 20, 1996. (1)
4.10	Share Purchase Agreement between MFC and Med Net International Ltd. Dated June 20, 1996. (1)
4.11	Share Purchase Agreement among MFC and various shareholders of Logan International Corp. dated June 20, 1996. (1)
4.12	Subscription Agreement between Drummond Financial Corporation and Logan International Corp. dated June 20, 1996. Incorporate by reference to Logan International Corp.'s Form 8-K dated June 27, 1996.
4.13	Share Purchase Agreement between Lehman Brothers Bankhats AG and MFC dated October 3, 1996. (1)
4.14	Purchase Agreement between MFC and Robabond Holding AG dated June 27, 1997. (1)
4.15	Share Purchase Agreement between MFC and Procom Holding AG dated September 22, 1997. (1)
4.16	Supplementary Agreement to Share Purchase Agreement between MFC and Procom Holding AG dated September 22, 1997. (1)
4.17	Agreement between MFC and the holders of MFC's Class A Preferred Shares dated December 1, 1996. (1)
4.18

Subscription Agreement between MFC and Logan International Corp. dated December 2, 1996. Incorporated by reference to MFC's Schedule 13D/A (Amendment No. 1) dated December 16, 1996 with respect to Logan International Corp.

4.19	Shareholder Protection Rights Plan Agreement between MFC and Montreal Trust Company of Canada dated as of May 18, 1993. (1)
4.20	Amended 1997 Stock Option Plan of MFC. (1)
88
4.21	Amended and Restated Employment Agreement between MFC and Michael J. Smith made effective as of November 20, 2000. (1)
4.22	Director's Indemnity Agreement between MFC and Michael J. Smith dated for reference November 20, 2000. (1)
4.23	Indemnity Agreement between MFC and Roy Zanatta dated for reference November 20, 2000. (1)
4.24

Investment and Restructuring Agreement among Sutton Park International Limited, Garda Investments Corp., MFC, Glamiox Beteiligungsverwaltunds GmbH, Hovis GmbH, Jurriaan J. Hovis, Johannes Hovis and Ferdinand Steinbauer dated for reference October 1, 2001. (1)

4.25	Owners' Agreement among Garda Investments Corp., Glamiox Beteiligungsverwaltunds GmbH, Jurriaan J. Hovis and Ferdinand Steinbauer dated for reference October 1, 2004. (1)
4.26	Dividend Trust Settlement Agreement between MFC and The Dividend Trust Committee of the Board of Directors of MFC Bancorp Ltd. dated for reference December 21, 2001. (1)
4.27	Share Sale Agreement among Newmont Australia Limited, Newmont LaSource S.A.S., and MFC dated August 7, 2002. (4)
4.28	Royalty Deed among MFC, Newmont Australia Limited and Newmont LaSource S.A.S. dated August 7, 2002. (4)
4.29	Arrangement Agreement between Trimble Resources Corporation Resources Corporation and MFC dated May 17, 2002. (4)
4.30	Stock Purchase Agreement among Occidental (East Shabwa) LLC, Intercap Yemen, Inc. and MFC dated July 23, 2002. (4)
4.31	Share Purchase Agreement between Mazak Ltd. and Trident Alloys Ltd. dated July 24, 2003 (5)
8.1

Significant subsidiaries of MFC Bancorp Ltd.:
Blake International, Inc.
MFC Capital Partners
MFC Merchant Bank S.A.
Robabaond Holding AG
Sutton Park International Ltd.
Trimble Resources Corporation
4025750 Canada Inc.
32565 Yukon Inc.
MFC Commodities AG
Parkland Venture Limited
DTA Holding AG
Winford Finance Corporation
Trimaine Holdings, Inc.
Drummond Financial Corporation
Alson Enterprises Corp.
Mazak Ltd.
Mazak Slovakia s.r.o.
Garda Investments Corp.
Hovis Commodities Trading GmbH
MFC Commodities GmbH
JH Trade & Financial Service GmbH
IC Management Service GmbH
Global Bulk Transport GmbH
MFC Pulp & Paper GmbH
Kasese Cobalt Company Limited
Med Net International Ltd.
FAHR Beteiligungen AG
KHD Humboldt Wedag AG
AIG Altmark Industrie AG

89
11.1	Code of Ethics**
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael J. Smith.
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Michael J. Smith

** Filed herewith.

(1) Incorporated by reference to our Form 20-F's filed in prior years.

(2) Incorporated by reference to our Form 10-K for the year ended December 31, 1989.

(3) Incorporated by reference to our Schedule 13D dated June 27, 1996 with respect to Logan International Corp.

(4) Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 28, 2003.

(5) Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on August 7, 2003.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MFC Bancorp Ltd.

Per: /s/ Michael J. Smith
Michael J. Smith, Chief Executive Officer
(Principal Executive, Financial and Accounting Officer)

Dated : April 26, 2004