Form 20-F
period 2004-12-31
MFC BANCORP LTD
filed 2005-04-06
CIK 16859

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 001-04192
MFC BANCORP LTD.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s Name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, SAR, China
(Address of executive office)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable
Title of Class
Not Applicable
Name of Each Exchange on Which Registered
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
Title of Class
     Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report.
      There were 13,577,146 common shares, without par value, issued and outstanding as of December 31, 2004.
      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     YES ☑          NO ☐
      Indicate by check mark which financial statement item the Registrant has elected to follow.
      ITEM 17 ☐          ITEM 18 ☑.

MFC BANCORP LTD.
(the “Company”)
2004 REPORT
Dear Fellow Shareholders:
      We are pleased to enclose our results for 2004. All dollar amounts in this 2004 report are expressed in U.S. currency unless otherwise indicated.
      Our revenues for 2004 increased by approximately 83.0% compared to 2003, primarily as a result of the acquisitions of KHD Humboldt Wedag AG and other commodities trading operations. For the year ended December 31, 2004, revenues increased to $579.7 million compared with $316.9 million in the previous year. Net income for 2004 decreased 19.2% to $30.7 million, or $2.24 per share on a diluted basis, compared with $38.0 million, or $2.78 per share on a diluted basis, in the prior year.
      A major concern in 2003 and 2004 has been the exchange rate fluctuation. Where our expenses are in Euros, Canadian dollars and Swiss francs, the majority of our income is denominated in U.S. dollars and Euros and our reporting currency is in Canadian dollars. Based upon the year average exchange rates in 2004, the Canadian dollar increased by approximately 7.7% in value against the U.S. dollar, compared to the year average exchange rates in 2003. As at December 31, 2004, the Canadian dollar decreased by approximately 1.0% in value against the Swiss franc, 0.1% against the Euro and increased by approximately 7.4% against the U.S. dollar since December 31, 2003.
      The following table is a summary of selected financial information concerning MFC for the periods indicated:

	Year ended December 31

	2004	2003	2002

	(U.S. Dollars in thousands,
	except per share amounts)
	(Information Only)
Revenues	$579,731	$316,863	$180,006
Net income	30,701	38,004	32,129
Net income per share
Basic	2.27	2.91	2.48
Diluted	2.24	2.78	2.35

	Year ended December 31

	2004	2003

	(U.S. Dollars in thousands)
	(Information Only)
Cash and cash equivalents	$179,231	$112,544
Short-term securities	17,542	6,509
Total assets	501,579	313,043
Long-term debt, less current portion	11,950	21,182
Shareholders’ equity	223,849	169,024
      KHD Humboldt Wedag brings a key core asset into the MFC Bancorp group of companies. The nature of the KHD Humboldt Wedag services and the locations of its subsidiaries and sales offices are particularly synergistic with traditional services provided by other MFC Bancorp group companies operating in the project finance, trade finance and commodities trading fields.
      KHD Humboldt Wedag employs more than 700 people around the world. At the company’s headquarters in Koln, Germany, the staff of 400 includes corporate administration, design and detail engineering, research and development and manufacturing. Major subsidiaries include Humboldt Wedag India where approximately 170 staff focus on coal benefication projects and cement technology services for domestic and international clients. It is noteworthy that year 2004 marks the 40th anniversary of Humboldt Wedag India. In the United States, Humboldt Wedag Inc.’s Atlanta office includes a staff of 45 design and commissioning specialists providing services to clients in the Americas and Caribbean. KHD Humboldt Wedag also has full service subsidiaries in South Africa and Australia. These subsidiaries are complemented by sales offices in Russia, China and the Middle East. The China operation has been active for over 20 years. Furthermore, the company is planning to capitalize on emerging markets for a low cost manufacturing base to enhance its competitiveness for international projects.

i

      The end product produced by KHD Humboldt Wedag, whether it is in the cement, coal or minerals processing fields, usually represents a major capital expenditure project for their clients. Further, the product of its clients is a commodity, e.g., clinker, cement, clean coal or minerals such as copper, gold, or diamonds to name a few. Consequently, the KHD Humboldt Wedag clients are potential clients for other members of the MFC group of companies. MFC can provide these clients with equity, financing, off-take agreements, etc. These associated services available through the group may serve to further differentiate KHD Humboldt Wedag from its competitors and enhances its success rate. Finally, the knowledge base of KHD Humboldt Wedag expands MFC’s options for considering potential equity investments, either for its own account or on behalf of clients, to include coal washeries, exploitation of waste pile resources, etc.
      Founded in 1856, KHD Humboldt Wedag is one of the leading suppliers of equipment and engineering services in the fields of cement, coal and minerals processing technologies. The order intake for KHD Humboldt Wedag for the year ended December 31, 2002 was approximately €90 million. After acquiring our initial interest in 2003, we saw the order intake increase by over 45% and in the second year, 2004, by an additional 77% to almost €240 million. Order intake in the first quarter alone of the current year is approaching €100 million although one should not anticipate this rate of growth to continue unabated. Order backlog, which at the end of 2003 stood at about €97 million, nearly doubled by the close of 2004 to reach just over €190 million. We anticipate the backlog to exceed €250 million by the close of the first quarter. Order intake is defined as all orders which were received during the respective period under review. Order backlog is defined as orders which have been received by not yet fulfilled.
Order backlog — KHD Humboldt Wedag AG

	Euros		U.S. Dollars(2)

March 31, 2005 (estimated)	250 million	(1)	338 million
December 31, 2004	190 million		257 million
December 31, 2003	97 million		131 million

(1)	This amount is estimated for the period from January 1, 2005 to March 31, 2005.

(2)	For easy comparison, all € amounts are translated into U.S. dollars at 1.3536, the exchange rate prevailing on December 31, 2004.
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
      The fourth quarter was a disappointing period for us. Our financial services portfolio under-performed due to the lack of profitable projects within our risk profile.
      Looking ahead, we have many challenges to face. We need to solve the issue that the majority of our portfolio companies will now have to pay increased corporate taxes in their respective jurisdictions. This future expense and the ever-changing foreign currencies in each of the respective portfolio countries lead us to be cautious.
      While we did not achieve our targeted goal of 20% return on equity for 2004, we did achieve good development where we evolve with strong liquidly and with financial ratios being very healthy. Our book value increased to $16.49 on a per share basis, compared to $13.29 in the previous year. Our working capital is $182.7 million and our total assets increased to $501.6 million. We will continue to review our prospects to create the greatest value for the shareholders.

Respectfully submitted,

/s/ Michael J. Smith

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
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(U.S. Dollars in thousands)
	(Information Only)
ASSETS
Current Assets
Cash and cash equivalents	$179,231	$112,544
Restricted cash	13,706	—
Securities	17,542	6,509
Loans	8,156	11,123
Receivables	81,527	38,972
Commodity investments	21,415	8,484
Inventories	9,155	—
Real estate held for sale	35,663	2,615
Contract deposits, prepaid and other	18,128	1,754
Future income tax assets	6,664	—

Total current assets	391,187	182,001

Non-current Assets
Securities	8,190	28,281
Loans	14,165	1,932
Property, plant and equipment	18,368	48,155
Resource property	29,363	27,889
Goodwill	16,987	12,478
Equity method investments	15,362	12,307
Future income tax assets	7,957	—

Total non-current assets	110,392	131,042

	$501,579	$313,043

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$132,944	$41,555
Notes payable	15,263	—
Long-term debt, current portion	6,790	4,582
Deposits	38,653	17,166
Provision for warranty costs	9,672	—
Stock distribution payable	—	55,501
Future income tax liability	5,213	299

Total current liabilities	208,535	119,103
Long-term Liabilities
Long-term debt, less current portion	11,950	21,182
Pension liabilities	30,568	—
Provision for warranty costs	1,295	—
Other long-term liabilities	1,030	—

Total long –term liabilities	44,843	21,182

Total liabilities	253,378	140,285

Minority Interests	24,352	3,734
Shareholders’ Equity
Common stock	59,415	47,888
Equity component of convertible debt	121	—
Retained earnings	174,444	134,381
Cumulative translation adjustment	(10,131)	(13,245)

	223,849	169,024

	$501,579	$313,043

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,

	2004	2003	2002

	(U.S. Dollars in thousands,
	except per share amounts)
	(Information Only)
Financial services revenue	$414,318	$316,863	$180,006
Industrial and engineering services	165,413	—	—

	579,731	316,863	180,006

Expenses
Financial services	358,047	254,990	111,290
Industrial and engineering services	131,546	—	—
General and administrative	52,037	19,489	22,637
Goodwill impairment	—	—	10,203
Interest	6,184	3,398	6,010

	547,814	277,877	150,140

Income from operations before income taxes and minority interest	31,917	38,986	29,866
Recovery of (provision for) income taxes	3,463	(648)	2,214

Income from operations before minority interest	35,380	38,338	32,080
Minority interests	(4,679)	(334)	49

Net income	$30,701	$38,004	$32,129

Earnings per share
Basic	$2.27	$2.91	$2.48

Diluted	$2.24	$2.78	$2.35

MFC BANCORP LTD.
FORM 20-F

v

PART I
      This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors”, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.
      As used in this annual report, the terms “we”, “us”, “our”, and “MFC” mean MFC Bancorp. Ltd. and its subsidiaries, unless otherwise indicated.
      Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.
Item 1     Identity of Directors, Senior Management and Advisers
      Not applicable.
Item 2     Offer Statistics and Expected Timetable
      Not applicable.

Item 3     Key Information
     A. Selected Financial Data
      The following table summarizes selected consolidated financial data for MFC prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to MFC’s financial information. For a description of the difference between Canadian generally accepted accounting principles and United States generally accepted accounting principles, see Note 23 to our consolidated financial statements included in this annual report. The information in the table was extracted from the detailed consolidated financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects”.
Selected Financial Data
(Stated in Canadian Dollars — Calculated in accordance with Canadian GAAP)
Fiscal Year Ended December 31 (Audited)

CANADIAN GAAP	2004	2003	2002	2001	2000

	(In thousands, other than per share amounts)
Revenues	$697,764	$409,513	$284,339	$214,246	$156,220
Income from continuing operations	36,951	49,116	50,755	45,288	39,163
Income from continuing operations per share
Basic	2.73	3.76	3.93	3.59	3.24
Diluted	2.70	3.59	3.70	3.35	3.03
Net income	36,951	49,116	50,755	45,288	39,163
Net income per share
Basic	2.73	3.76	3.93	3.59	3.24
Diluted	2.70	3.59	3.70	3.35	3.03
Total assets	603,699	404,577	446,574	394,639	332,063
Net assets	298,731	223,273	291,041	249,118	216,915
Long-term debt	22,556	33,297	68,798	98,000	35,421
Shareholders’ equity	269,421	218,447	285,290	245,997	213,134
Capital stock	71,512	61,891	70,269	76,673	65,138
Cash dividends(1)	—	—	—	—	—
Cash dividends per share(1)	—	—	—	—	—
Cash dividends (U.S.$)(1)	—	—	—	—	—
Cash dividends per share (U.S.$)(1)	—	—	—	—	—
Weighted average common stock outstanding, fully diluted (in thousands of shares)	13,818	14,129	14,170	14,002	13,438

(1)	Paid on MFC’s common shares.

Selected Financial Data
(Stated in Canadian Dollars — Calculated in accordance with U.S. GAAP)
Fiscal Year Ended December 31 (Audited)

UNITED STATES GAAP	2004	2003	2002	2001	2000

	(In thousands, other than per share amounts)
Revenues	$697,764	$409,513	$284,339	$212,000	$162,694
Income from continuing operations	36,973	49,116	50,755	43,211	45,637
Income from continuing operations per share
Basic	2.73	3.76	3.93	3.42	3.78
Diluted	2.70	3.59	3.70	3.20	3.51
Net income	36,973	49,116	50,755	43,211	45,637
Net income per share
Basic	2.73	3.76	3.93	3.42	3.78
Diluted	2.70	3.59	3.70	3.20	3.51
Total assets	604,203	401,235	445,342	391,489	336,523
Net assets	297,541	218,401	289,809	245,968	221,375
Long-term debt	22,720	33,297	68,798	98,000	35,421
Shareholders’ equity	268,231	213,575	284,058	242,847	217,594
Capital stock	71,472	61,891	70,269	76,673	65,138
Cash dividends(1)	—	—	—	—	—
Cash dividends per share(1)	—	—	—	—	—
Cash dividends (U.S.$)(1)	—	—	—	—	—
Cash dividends per share (U.S.$)(1)	—	—	—	—	—
Weighted average common stock outstanding, fully diluted (in thousands of shares)	13,818	14,129	14,170	14,002	13,438

(1)	Paid on MFC’s common shares.
     Reconciliation to United States Generally Accepted Accounting Principles
      A reconciliation to United States Generally Accepted Accounting Principles is included in Note 23 to the audited consolidated financial statements. Significant differences include accounting for available for sale securities, and an allocation of fair value between debt and equity components upon issuance of convertible debt.
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

	Years Ended December 31,

	2004	2003	2002	2001	2000

End of period	0.8310	0.7738	0.6329	0.6279	0.6666
High for period	0.8493	0.7738	0.6619	0.6697	0.6984
Low for period	0.7177	0.6349	0.6200	0.6241	0.6397
Average for period	0.7682	0.7138	0.6368	0.6457	0.6732

      The following table sets out the high and low exchange rates, based on the noon buying rate in New York City for the conversion of Canadian dollars into U.S. dollars, for the following periods:

	High	Low

2004
September	0.7906	0.7651
October	0.8201	0.7858
November	0.8493	0.8155
December	0.8435	0.8064

2005
January	0.8346	0.8050
February	0.8134	0.7961
March 1 to March 15	0.8305	0.8024
      On March 31, 2005, the noon buying rate in New York City for the conversion of Canadian dollars into U.S. dollars was $0.8280 per Canadian dollar.
      The presentation of selected financial information in our financial statements in U.S. dollars is for informational purposes only and information in our audited consolidated financial statements is translated to U.S. dollars for convenience using year-end exchange rates, as required by Regulation S-X of the Securities Exchange Act of 1934.
     D. Risk Factors
      Much of the information included in this annual report includes or is based upon estimates, projections or other “forward looking statements”. Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.
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
      An investment in our company and our common stock involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.
Transaction Risks

We are subject to transaction risks which may have a material adverse effect on our business, results of operations, financial condition and cash flow.
      We manage transaction risks through allocating and monitoring our capital investments, only underwriting securities in circumstances where the risk to our capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our banking, finance and advisory services, trading and proprietary investing activities, our industrial and engineering products and services, and relate to the risks of the proposed transaction. These risks include market and credit risks associated with our role in providing advisory services.
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
Credit or Counterparty Risks

We are exposed to the risk that parties owing us money, security or other assets or that have contracted with us for the delivery of products and/or services will not perform their obligations and as a result our business, results of operations, financial condition and cash flow could be adversely affected.
      We manage credit risk on an individual transaction, counterparty level and on a portfolio basis. Credit limits for clients and counterparties are established by our credit officers and management with knowledge of the client’s creditworthiness. In addition, we have policies and limitations with respect to our securities lending practices. Our management also reviews and monitors exposure concentrations at a portfolio level. Nevertheless, we are exposed to the risk that parties owing us money, securities or other assets or parties that have contracted with us for the delivery of industrial and engineering products and/or services will not perform their obligations. These parties include our trading counterparties, clients, clearing agents, exchanges and other financial intermediaries, issuers whose securities we hold and parties who we contract with to provide industrial and engineering products and/or services. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing money market deposits, the extension of credit in trading and investment activities, and participation in payment, securities and commodity trading transactions on our behalf and as an agent on behalf of our clients. If any of these parties defaults on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions, we are subject to significant credit risk which could have a material adverse effect on our business, results of operations, financial condition and cash flow.
      To reduce credit risk, we only place money market deposits with banks selected for their financial strength and reliability. Further, we otherwise attempt only to deal with creditworthy counterparties and obtain collateral where appropriate. However, although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the trading risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we are undersecured, for example, as a result of sudden declines in market values that reduce the value of collateral. If we are unsecured and a party defaults on its credit obligations to us, we may lose a portion or even all of our investment. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be adversely affected.
Market Risks
      Market risks relate to fluctuations in the liquidity of securities and commodities, as well as volatility in market conditions generally. The markets for securities, commodities and other related products as well as the markets for our industrial and engineering products and services are affected by many factors over which we have little or no control. These factors include the financial performance and prospects of specific companies and industries, world markets and economic conditions, the availability of credit and capital, political events and perceptions of market participants.

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
      A market downturn could lead to a decline in the number and size of the transactions that we execute for our clients, including transactions in which we provide financial advisory and other services, and to a corresponding decline in the revenues we receive from fees. A market downturn could also lead to a decline in the demand for our industrial and engineering products and services.
      A downturn in any market could further result in losses to the extent that we own assets or have agreed to provide industrial and engineering products and services in such market. Conversely, to the extent that we have sold assets we do not own in any market, an upturn in such market could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.
      Revenues from certain of our proprietary investments may be significantly affected by changes in prices for iron ore, cobalt, aluminium and other base metals, paper and basic materials. The prices for these commodities can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social and other factors. Our ability, therefore, to maintain or develop revenues or realize upon such investments may be adversely affected by a sustained material reduction in the price of such materials.
      Revenues from our industrial and engineering products and services, provided through KHD Humboldt Wedag, may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products. The prices and demand for these products can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social and other factors. Our ability, therefore, to maintain or develop revenues from our industrial and engineering products and services may be adversely affected by a sustained material reduction in the demand or price for such products.
      Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which could negatively effect our business, results of operations, financial condition and cash flow could be adversely affected.
      In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, U.S. dollars, Euros or other currencies, or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.
      Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk” for additional information with respect to our exposure to interest rate risk.
      Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars, Euros and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Exchange Rate Risk” for additional information with respect to our exposure to foreign currency exchange rate risk.

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
      We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. In addition, since our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, including expenses related to the provision of industrial and engineering products and/or services, and which may not be readily recoverable in the price of such products and services provided to our clients. Also, increases in inflation in overseas countries could result in reduction in our revenues when reported in Canadian currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our business, results of operations and financial conditions.

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
      We conduct our business in a global environment that is highly competitive and unpredictable. Many of our competitors are national or international companies with far greater resources, capital and access to information than us. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other companies offering financial services such as insurance companies, mutual fund groups, merchant banks and trading and trade finance companies. Competition for our subsidiaries involved in the provision of industrial and engineering products and services includes other entities who provide industrial and process engineering products and/or services related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, erection and commissioning, and personnel training. Increased competition may lead us to become involved in transactions with more risk or may lead to a decline in the demand for our industrial and engineering products and services. In addition, many non-bank competitors are not subject to the same extensive regulations that govern us.
Legal and Regulatory Risks

We are exposed to legal risks in our business which are often difficult to assess or quantify. We incur significant legal expenses every year in defending against litigation.
      We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into these transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we would expect these types of claims to increase. We are also exposed to legal risks in our proprietary investing activities. We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We provide a warranty for the industrial and engineering products and services we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims. We may incur significant legal expenses in defending against litigation involved with any of these risks.

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
      We consider that any of our current management team are vital to our continued operations. The loss of the services of any of these individuals, for any reason, may have a materially adverse effect on our prospects. There can be no assurance in this regard nor any assurance that we will be able to find a suitable replacement for such persons. Furthermore, we do not maintain “key man” life insurance on the lives of these individuals. To the extent that the services of any of these individuals become unavailable, we will be required to retain other qualified persons; however, there can be no assurance that we will be able to do so upon acceptable terms. If we are unable to retain qualified persons when required, then our business, results of operations, financial condition and cash flow could be negatively impacted.

Enforcement Risks

All of our directors and officers are outside the United States, with the result that it may be difficult for investors to enforce any judgments obtained against us or any of our directors or officers.
      The enforcement of civil liabilities by investors under applicable U.S. federal and state securities laws will be adversely affected because we are organized under the laws of the Province of British Columbia, Canada, all of our officers or directors are not residents of the U.S., and substantially all of our assets are located outside of the U.S.
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

As we are organized under the laws of the Province of British Columbia, Canada and our principal operating assets are located outside of the United States, you may have trouble enforcing U.S. bankruptcy laws and other laws in Canada or elsewhere.
      We are organized under the laws of the Province of British Columbia, Canada and our principal operating assets are located outside of the United States. Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever it is located, including property situated in other countries. Courts outside of the United States may not recognize the U.S. bankruptcy court’s jurisdiction. Accordingly, you may have trouble administering a U.S. bankruptcy case involving a Canadian debtor with property located outside of the United States. Any orders or judgments of a bankruptcy court in the United States may not be enforceable.
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

Our articles contain provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.
      Our articles contain provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.
      Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we do issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of our company. Moreover, we may seek authorization to increase the number of our authorized shares.

Item 4	Information on MFC Bancorp Ltd.

A. History and Development of MFC Bancorp Ltd.
      We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March 1980, under the Business Corporations Act (Yukon) in August 1996 and under the Business Corporations Act (British Columbia) in November 2004. Our name was changed to “MFC Bancorp Ltd.” in February 1997. Our executive office is located at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, SAR, China. Our registered and records office is located at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 (Tel: 604-687-5700).

B. Overview
      We are an international merchant banking company. Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading in commodities and natural resources, financing of commercial trade, and proprietary investing.
      We provide specialized banking and corporate finance services and advice to our subsidiaries and our clients on corporate strategy and structure, including mergers and acquisitions and capital raising. We also engage in trading of commodities, natural resources and securities, and in proprietary investing of our own capital in enterprises. We also provide industrial and engineering products and services through our subsidiaries.
      We make our proprietary investments as part of our overall merchant banking activities, and seek to realize gains on such investments over time. We generally invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price, often as a result of financial or other distress affecting them. We generally seek investments where our financial and management expertise can add or unlock value, rather than passive investments. From time to time, we may divest a portion or all of our interest in any of our proprietary investments to realize gains or minimize losses on such investments as determined by our management considering market conditions, other opportunities and other factors impacting the value of such investments. After such a divestiture of any portion or all of our interest in any of our proprietary investments, we may reinvest the proceeds that we receive from such divestiture or we may return surplus assets to our shareholders as determined by our board of directors and/or shareholders considering market conditions and other investment opportunities.

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
      Our merchant banking business generates revenues in the form of advisory, banking and corporate finance service fees, interest income, and revenues from our commodity, natural resource and securities trading activities. We also realize gains from time to time on our proprietary investments, upon their sale, upon the execution of an equity or debt restructuring, or the completion of other forms of divestment. We also generate revenues from the provision of industrial and engineering products and services through our subsidiaries.
      We currently employ approximately 1,341 people, and our operations are primarily conducted in Europe and Asia. The following is a summary of our revenues by geographic region for the three most recently completed fiscal years:

	2004	2003	2002

	(In thousands)
Europe	$403,804	$391,282	$254,564
Canada	10,042	7,872	26,006
United States	46,320	9,563	3,559
Asia	207,320	—	—
Africa	23,522	796	210
Other	6,756	—	—

	$697,764	$409,513	$284,339

Description of Merchant Banking Business
      Our merchant banking operations include the provision of innovative financial structuring and advisory services. We focus on meeting the financial needs of small to mid-sized companies and other business enterprises primarily in Europe and, more recently, in China. We believe that many of these clients, particularly in Europe, are under-serviced by the large global investment banks and financial service providers. We specialize in advising and structuring business enterprises involved in unstructured and novel situations where a strong financial partner is needed and traditional, “off-the-shelf” solutions are not workable.
      We counsel our clients on business and financing strategy, and assist them in capital raising in and the execution of transactions that advance their strategic goals, including mergers, acquisitions, reorganizations and divestitures. In addition, we generate fee income by acting as an arranger and/ or provider of bridge or interim financing to business enterprises pending reorganization, prior to their going public, as a complement to our commodities and natural resources trading or investment strategy. In furtherance of such banking and advisory services, we often advise and help restructure enterprises that are undergoing financial distress or have, or are near, debt defaults.
      We believe that our experience and operating structure permit us to respond more rapidly to our clients’ needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist clients. This often permits us to develop multiple revenue sources from the same client. For example, in addition to providing banking and advisory services, we may purchase and sell a client’s products, or commit our own capital to make a proprietary investment in its business or capital structure.

Banking, Finance and Advisory Services
      Our banking, finance and advisory activities are primarily conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A., a licensed full-service Swiss bank. In 2002, our banking operations were relocated from Geneva to Herisau, Switzerland. Since 1999, we have outsourced primarily the backroom banking operations to obtain a variable cost over fixed costs and have placed substantially all of MFC Merchant Bank’s client deposits with other major financial institutions on a fiduciary or trust basis. MFC Merchant Bank, in turn, earns a fee calculated with reference to the amount of money deposited with each such financial institution. This is in contrast to most North American banks, which generate revenue from the spread between their cost of funds and the credit received. These fiduciary or trust deposits are off-balance sheet items and permit us to generate revenues without committing or tying up significant amounts of capital. These arrangements also let us maintain key client relationships and mandates where we can provide value-added advisory services and yet offer clients the capability and economies of scale of a large banking institution.
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

Trading of Commodities and Natural Resources
      Our merchant banking operations include the trade, principally for our own account, of commodities and natural resources. Such activities include purchasing and selling of such items. To a lesser extent, we also act as a trading agent for clients. We conduct our commodity and natural resources trading primarily through our subsidiary, MFC Commodities GmbH, which is based in Vienna, Austria.
      Our trading activities often utilize innovative and sophisticated trading strategies and structures. We currently trade with commodity and other producers who are unable to effectively realize sales because of credit, insurance or currency issues affecting them or their principal customers. Generally we purchase the underlying commodity and resell it to an end buyer. As a result of our relative financial strength, ability to arrange credit (including letters of credit) and insurance, we are often able to facilitate purchases and sales of commodities with more efficient and effective execution than many producers and customers could on their own.
      Commodity producers and end customers often work with us to better manage their internal supply, distribution risk, currency and capital requirements. In such trading activities, we try to capture various trading, financing and currency spreads. Our trading activities have allowed us to develop ongoing relationships with commodity producers, end customers, trade financiers and insurers.
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
      We have broadened our trading line to include cement, clinker, non-ferrous metals, plastics, chemicals, pulp and paper. The investments we make in commodity producers are part of our proprietary investing strategy.

Proprietary Investments
      Founded in 1856, KHD Humboldt Wedag is one of the leading suppliers of equipment and engineering services in the fields of cement, coal and minerals processing technologies. KHD Humboldt Wedag has operating subsidiaries in the United States, Australia, India and South Africa, and sales offices located in China, Russia and the Middle East. The order intake for KHD Humboldt Wedag for the year ended December 31, 2002 was approximately €90 million. After acquiring our initial interest in 2003, we saw the order intake increase by over 45% and in the second year, 2004, by an additional 77% to almost €240 million. Order intake in the first quarter alone of the current year is approaching €100 million although one should not anticipate this rate of growth to continue unabated. Order backlog, which at the end of 2003 stood at about €97 million, nearly doubled by the close of 2004 to reach just over €190 million. We anticipate the backlog to exceed €250 million by the close of the first quarter. Order intake is defined as all orders which were received during the respective period under review. Order backlog is defined as orders which have been received by not yet fulfilled.
      In September 2004, we, through a subsidiary, completed the acquisition of 100% of the stated capital of AWP Aluminium Walzprodukte GmbH in Germany for a total consideration of $0.4 million. AWP Aluminium Walzprodukte, through its subsidiary, manufactures aluminium products.
      In April 2004, we, through our subsidiary, acquired 233,057 common shares of HIT International Trading AG, for a total consideration of $3.7 million, which resulted in an approximately 60% ownership interest in HIT International Trading. HIT International Trading, through its subsidiary, trades primarily in paper products, which forms an integrated part of our financial services segment.
      During the year 2004, our banking subsidiary completed the restructuring of SF Factoring AG and beneficially owns 75% equity interest in SF Factoring. Our consideration was $1.4 million. SF Factoring is in the business of leasing and factoring, which is being integrated into our core business of financial services segment.
      In March, 2004, we acquired 7,015,985 shares (resulting in an effective ownership of approximately 68%) in FAHR Beteiligungen AG (now known as MFC Industrial Holdings AG) for a purchase price of approximately $25.3 million. The principal assets of MFC Industrial Holdings AG include industrial real estate holdings in Germany and an operating company, KHD Humboldt Wedag AG, based in Koln, Germany. As at December 31, 2004, our ownership in MFC Industrial Holdings AG increased to 72.8% as a result of additional purchases of shares in July 2004.
      In March, 2004, we acquired the controlling interest in Shanghai-based Med Net International Ltd. We, through various purchases, acquired 1,494,408 common shares (resulting in an approximately 62% ownership) of Med Net for cash consideration of $2.3 million.
      Med Net operates nine technical advanced eye centers and two aesthetic centers with leading Chinese hospitals through contractual agreements, and is currently in the process of establishing two more centers per year.
      Med Net also imports and distributes to Chinese hospitals ophthalmic equipment, aesthetic equipment, and supplies including excimer laser, semi-conductor laser, ruby laser, autorefractor/ keratometer, non-contact tonometer, and automatic phoropter, intro-ocular lenses and phakic lenses.
      On July 24, 2003, we acquired an 80% interest in the outstanding common shares of Alson Enterprises Corporation. Mazak Limited, a wholly-owned subsidiary of Alson, acquired the zinc-based alloy and pigments business and related assets of Trident Alloys Ltd. The consideration for the acquisition of the interest in Alson was cash of $0.8 million.
      To complement our commodities and natural resources trading, in 2002, as part of our overall investment strategy, we made proprietary investments in two commodity producers to capture potential synergies through distributing and trading their end products.
      In August 2002, we acquired approximately 85% of the issued and outstanding shares and certain indebtedness of Banff Resources Ltd. for nominal consideration and the provision of a contingent royalty interest to the vendor in the future cobalt production of the cobalt processing plant operated by Kasese Cobalt Company Limited — which was then a 75% owned subsidiary of Banff Resources — up to a maximum of approximately U.S.$10.0 million. The balance of the shares of Kasese Cobalt Company are owned by the Ugandan government.

      Kasese Cobalt Company owns a cobalt processing plant located in Southwest Uganda. As part of our acquisition of Banff Resources Ltd., the cobalt processing plant was put on a care and maintenance program due to weakness in the cobalt markets at the time. In the interim, we commenced selling the hydro-electricity produced by the plant’s dedicated nine megawatt hydro-electric power plant. In 2004, operations recommenced at the cobalt processing plant due to significantly improved cobalt prices.
      In December 2003, we sold our equity interest in Banff Resources to an independent director of that company for a nominal amount, and acquired Banff Resources’ 75% equity interest in Kasese Cobalt Company through our subsidiary, Sutton Park International Ltd. In consideration of the 75% equity interest in Kasese Cobalt Company, Sutton Park International agreed to forgive Banff’s indebtedness in the approximate amount of U.S.$11.9 million. Kasese Cobalt Company also owed debt to one of our wholly-owned subsidiaries, which had a balance of over U.S.$140 million consisting or principal and accrued interest as at December 31, 2003.
      On December 31, 2003, our board of directors adopted a resolution to reorganize our operations to the extent necessary to distribute to our shareholders our interest in the Kasese Cobalt Company, and certain other Canadian cobalt assets held through our subsidiary 4025750 Canada Inc., by way of a reduction of stated capital under the Canada Income Tax Act, as they are superfluous non-core assets. During 2004, we consolidated all of our cobalt related assets into our indirect subsidiary, Blue Earth Refineries Inc. Blue Earth Refineries distributed a dividend of approximately $2.2 million to us, as the sole shareholder, in December, 2004. On December 30, 2004, we distributed all of the ordinary shares of Blue Earth Refineries to our shareholders. As of December 30, 2004, Blue Earth Refineries ceased to be a subsidiary of our company. We still hold approximately 10% of the issued and outstanding shares of Blue Earth Refineries.
      In July 2002, we acquired all of the outstanding minority interest of our 53% owned subsidiary, Trimble Resources Corporation , in consideration of 25,071 of our common shares and approximately $205,000 in cash. In December 2002, we restructured Trimble Resources Corporation’s outstanding indebtedness of approximately $16.5 million in consideration for approximately $3.3 million of newly issued indebtedness guaranteed by us. We initially acquired our 53% interest in Trimble Resources Corporation in October 2001, for approximately $1.0 million.
      In August 2002, we acquired approximately 93% of the outstanding shares of Euro Trade & Forfaiting, Inc. for approximately $42.9 million. Euro Trade & Forfaiting, Inc. is engaged primarily in merchant banking in Europe. In 2003, Euro Trade & Forfaiting, Inc. and its wholly-owned subsidiary, Winford Finance Corporation, merged together to form Winford Finance Corp.
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

Competition
      We conduct our business in a global environment that is highly competitive and unpredictable. We encounter intense competition in all aspects of our business and compete directly with other financial services companies, brokerage firms, investment banks, merchant banks, trading houses and other investment managers. We face competition in Switzerland from other banks, asset managers and a range of non-bank financial institutions and internationally from investment banks and securities dealers. Many of our competitors are national or international companies with far greater resources, capital and access to information than us. As a result, we may become involved in transactions with more risk. For more information, see “Item 3. Key Information Risk Factors”.

C. Organizational Structure
      As at March 31, 2005, our significant wholly-owned direct and indirect subsidiaries are as follows:

Name of Wholly-Owned Subsidiary	Jurisdiction of Incorporation or Organization

Blake International, Inc.	British Virgin Islands
MFC Merchant Bank S.A.	Switzerland
Sutton Park International Ltd.	Barbados
Trimble Resources Corporation	Turks & Caicos Islands
32565 Yukon Inc.	Yukon
Robabond Holding AG	Switzerland
MFC Commodities AG	Switzerland
New Image Investment Company Limited	Washington
Harfree Holdings Limited	Canada
Constitution Insurance Company of Canada	Canada
Garda Investments Corp.	British Virgin Islands
MFC Financial Services GmbH	Austria
AWP Aluminium Walzprodukte GmbH	Germany
MAW Mansfelder Aluminiumwerk GmbH	Germany
      As at March 31, 2005, our significant non-wholly-owned subsidiaries are as follows:

	Jurisdiction of
	Incorporation or
Name of Non-Wholly-Owned Subsidiary	Organization	Owner of Interests	Our Shareholding

DTA Holding AG	Germany	MFC Bancorp Ltd.*	93%
CVD Financial Corporation	British Virgin Islands	MFC Bancorp Ltd.*	96%
Winford Finance Corp.	British Virgin Islands	MFC Bancorp Ltd.*	96%
Alson Enterprises Corp.	British Virgin Islands	Sutton Park International Ltd.	80%
Mazak Limited	United Kingdom	Alson Enterprises Corp.	100	%**
Mazak Slovakia s.r.o.	Slovakia	Alson Enterprises Corp.	100	%**
Hovis Commodities Trading GmbH	Austria	Garda Investments Corp.	95	.5%*
MFC Commodities GmbH	Austria	Hovis Commodities Trading GmbH	100	%**
JH Trade & Financial Service GmbH	Austria	MFC Commodities GmbH (Austria)	100	%**
IC Management Service GmbH	Austria	MFC Commodities GmbH (Austria)	100	%**
Global Bulk Transport GmbH	Austria	MFC Commodities GmbH (Austria)	100	%**
MFC Pulp & Paper GmbH	Austria	MFC Commodities GmbH (Austria)	100	%**
Danzas Corp.	Marshall Islands	MFC Commodities GmbH	100	%**
HIT International AG	Germany	MFC Commodities GmbH	60	%**
HIT Paper Trading GmbH	Austria	HIT International AG	100	%**
K-Logistics GmbH	Austria	MFC Commodities GmbH	60	%**
MFC Industrial Holdings AG	Germany	MFC Bancorp Ltd.*	73%
KHD Humboldt Wedag AG	Germany	MFC Industrial Holdings AG	100	%**
Rhine Venture Invest S.A.	Switzerland	MFC Industrial Holdings AG	100	%**
Zementanlagenbau Dessau GmbH	Germany	KHD Humboldt Wedag AG	100	%**
EKOF Flotation GmbH	Germany	KHD Humboldt Wedag AG	100	%**
Humboldt Wedag Australia Pty Ltd.	Australia	KHD Humboldt Wedag AG	100	%**
Humboldt Wedag Inc.	U.S.A.	KHD Humboldt Wedag AG	100	%**
Humboldt Wedag (S.A.) (Pty) Ltd.	South Africa	KHD Humboldt Wedag AG	100	%**
Humboldt Wedag India Ltd.	India	KHD Humboldt Wedag AG	100	%**
Altmark Industriepark AG	Germany	KHD Humboldt Wedag AG	94.8	%**
Swiss Factoring AG	Switzerland	MFC Merchant Bank S.A.	75	%**
ZAB Industrietechnik & Service GmbH	Germany	Zementanlagenbau Dessau GmbH	100	%**
Med Net International Ltd.	Bermuda	MFC Bancorp Ltd.*	63%
Lasernet Ltd.	Liberia	Med Net International Ltd.	100	%**
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China	Med Net International Ltd.	100	%**

	Jurisdiction of
	Incorporation or
Name of Non-Wholly-Owned Subsidiary	Organization	Owner of Interests	Our Shareholding

MFC Shanghai Commodities Ltd.	China	MFC Asia Commodities Limited	100	%**
Lasernet Medical Equipment Industrial (Shenzhen) Co. Ltd.	China	Lasernet Ltd.	100	%**
Chongqing MFC Medical Management Consulting Co., Ltd.	China	Mednet (Shanghai) Medical Technical Developing Co., Ltd. and Lasernet Medical Equipment Industrial (Shenzhen) Co. Ltd.	100	%**

*	held by MFC Bancorp Ltd. and/or its subsidiaries

**	representing shareholding by the immediate parent company

D. Property, Plants and Equipment
          Office Space
      We lease office space at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong.
      We believe that our existing facilities are adequate for our needs through the end of the year ended December 31, 2005. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms.
          Royalty Interest – Wabush Iron Ore Mine
      We indirectly participate in a royalty interest. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Iron Ore Mine is situated that commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake Minerals Ltd. of $0.22 per ton on shipments of iron ore from the Wabush Iron Ore Mine. Iron ore is shipped from the Wabush Iron Ore Mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2004, 2003 and 2002, 4.0 million, 5.3 million and 4.5 million tons of iron ore, respectively, were shipped from the Wabush Iron Ore Mine. The shipment in 2004 was significantly lower as a result of a workers’ strike during summer 2004.
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
          Real estate held for sale
      We have consolidated MFC Industrial Holdings since March 2004. We currently hold 72.8% of MFC Industrial Holdings, which owns 100% interest in KHD Humboldt Wedag, which in turn owns two subsidiaries with land and buildings in Germany.
      KHD Humboldt Wedag owns 94.8% interest in Altmark Industriepark AG. Altmark Industriepark currently owns approximately 650.2 acres of land with buildings which together form an industrial development area in the City of Arneburg, the State of Sachsen-Anhalt. The first major project on this site was the construction of a kraft pulp mill which started to operate in September 2004, following a total investment of approximately €1 billion. In December 2004, Altmark Industriepark sold a piece of property to a leading Italian manufacturer of tissue paper for the construction of a hygiene paper plant. We are currently pursuing several other projects that may lead to further real estate sales to other industries, such as a sawmill and a bio-diesel refinery.
      KHD Humboldt Wedag also owns 100% interest in ZAB Zementanlagenbau GmbH, which in turn owns approximately 28.4 acres of land with buildings in the city of Dessau, the State of Sachsen-Anhalt. In the past, these properties were used as KHD Humboldt Wedag’s production facilities to manufacture components for the cement industry. Currently, ZAB Zementanlagenbau focuses on engineering and project services only and such production facilities are no longer required. ZAB Zementanlagenbau is renting out the land and buildings, with an occupancy rate of approximately 90%. We are now executing plans to divest this property.
      We have a parcel of undeveloped land of 17.2 acres located on Pacific Highway South in Federal Way, the State of Washington, USA. The site is zoned for office park, which permits office, commercial or light industrial and warehouse uses. This parcel represents less than 5% of our real estate portfolio.
          KHD Humboldt Wedag AG
      KHD Humboldt Wedag’s principal business is the design and construction of production equipment for cement plants around the world. The fabrication of this equipment generally takes place in the country where the project is resident, in order to generate domestic employment activity and minimize costs. KHD Humboldt Wedag leases space for its own equipment fabrication facility in Cologne, Germany where it also produces certain specialized equipment at the customers’ request.
      KHD Humboldt Wedag, through its subsidiary and a fellow subsidiary, owns certain land and buildings which are classified as investment property. They are held to earn rental income and/or for capital appreciation.
          Mazak Limited
      In July 2003, we, acquired the zinc based alloys and pigments businesses from Trident Alloys Ltd., based in the United Kingdom and Slovakia, under the Mazak subsidiaries.
      Mazak has a well established branded product range principally supplying zinc alloys for the diecasting of high volume, tight tolerance components and for the galvanizing of steel, and zinc rich anti-corrosive pigments for paints. Mazak has about 120 employees with annual sales of about 60,000 tonnes. 10,000 tonnes come from Slovakia and 50,000 tonnes from the UK which are shipped across Europe, the Middle East and South East Asia.
      The group was restructured on 1 January 2005 under a new UK based trading company, Mazak Limited, with two production subsidiaries Mazak UK Ltd. and Mazak Slovakia s.r.o. based in Bloxwich, UK and Kosice, Slovakia, respectively.

Item 5	Operating and Financial Review and Prospects
      The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2004 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included in this annual report were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included in this annual report to U.S. GAAP, see Note 23 to the financial statements. We have made certain reclassifications to the prior periods’ financial statements to conform to the current period’s presentation.
      The presentation of selected information in our financial statements in U.S. dollars is for information purposes only and information in our financial statements is translated to U.S. dollars for convenience using year end exchange rates, as required by Regulation S-X of the Securities Act of 1934.

A. Operating Results
      We are a highly integrated international financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. These activities are primarily conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A. Our merchant banking activities include a trading group focused on trading commodities and natural resources which we acquired in October 2001. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial expertise and management can add or unlock value.
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

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003.
      Based upon the year average exchange rates in 2004, the Canadian dollar decreased by approximately 0.6% in value against the Swiss franc, 2.1% in value against the Euro but increased by approximately 7.7% in value against the U.S. dollar, compared to the year average exchange rates in 2003. As at December 31, 2004, the Canadian dollar decreased by approximately 1.0% in value against the Swiss franc, 0.1% against the Euro but increased by 7.4% against the U.S. dollar since December 31, 2003.
      The following table provides selected quarterly financial information for 2004 for MFC:

	2004

	December 31	September 30	June 30	March 31

	(Canadian Dollars in thousands, other than per share amounts)
Revenues	$206,497	$195,717	$181,221	$114,329
Expenses	199,677	189,116	167,539	103,017
Net income	7,640	7,248	10,962	11,101
Diluted earnings per share	0.56	0.53	0.80	0.81
Total assets	603,699	691,044	660,080	621,587
Shareholders’ equity	269,421	257,068	262,993	245,960
      In 2004, our revenues increased by 70.4% to $697.8 million from $409.5 million in 2003, primarily as a result of the increased volume of our trading activities and acquisitions, particularly the consolidation of the result of MFC Industrial Holdings AG since March 31, 2004. We continued our expansion into the Far East and Southern Asia.
      In 2004, expenses increased by approximately 83.6% to $659.3 million from $359.1 million in 2003, primarily as a result of the increase in the volume of trading activities and acquisitions, particularly the consolidation of the result of MFC Industrial Holdings AG since March 31, 2004. In 2004, financial services expenses increased by approximately 30.8% to $430.9 million from $329.5 million in 2003. General and administrative expenses increased to $62.6 million in 2004 from $25.2 million in 2003. The general and administrative expenses were net of foreign currency transaction gains of $1.2 million and $8.3 million in 2004 and 2003, respectively. The increases in financial services and general and administrative expenses related primarily to the increase in the volume of trading activities and acquisitions, particularly the consolidation of the result of MFC Industrial Holdings AG since March 31, 2004. In 2004, we recorded an income tax recovery of $4.2 million. In 2003, we had an income tax expense of $0.8 million.
      In 2004, our net earnings decreased to $37.0 million, or $2.73 per share on a basic basis ($2.70 per share on a diluted basis), from $49.1 million, or $3.76 per share on a basic basis ($3.59 per share on a diluted basis), in 2003.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002.
      Based upon the year average exchange rates in 2003, the Canadian dollar decreased by approximately 2.9% in value against the Swiss franc, 6.2% in value against the Euro but increased by approximately 12.1% in value against the U.S. dollar, compared to the year average exchange rates in 2002. As at December 31, 2003, the Canadian dollar increased by approximately 9.4% in value against the Swiss franc, 1.7% against the Euro and 22.2% against the U.S. dollar since December 31, 2002.
      The following table provides selected quarterly financial information for 2003 for MFC:

	2003

	December 31		September 30	June 30	March 31

	(Canadian Dollars in thousands, other than per share amounts)
Revenues	$126,756		$102,393	$97,496	$82,868
Expenses	102,465		96,233	87,308	73,122
Net income	23,050		6,123	10,125	9,818
Diluted earnings per share	1.65		0.46	0.75	0.73
Total assets	404,577		441,429	429,057	449,728
Shareholders’ equity	218,447	*	281,708	272,452	279,160

*	after deduction of distribution payable of $71.7 million
      In 2003, our revenues increased by 44.0% to $409.5 million from $284.3 million in 2002, primarily as a result of the increased volume of our trading activities and acquisitions. In 2003, we expanded our trading operations by hiring additional trade professionals and expanding the breadth of products that we trade. We are also expanding geographically into the Far East and Southern Asia. Such geographic expansion of our merchant banking activities is being undertaken, in part, as we expect that over the next several years the integration of several central and eastern European countries into the European Union will result in increased competition and put downward pressure on operating margins. We included the full year’s revenues from our aluminium rolling plant in the current year, which was acquired in October 2002. We also consolidated the revenue from our alloy and pigments business, which was acquired in July 2003.
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
      In 2003, our net earnings decreased to $49.1 million, or $3.76 per share on a basic basis ($3.59 per share on a diluted basis), from $50.8 million, or $3.93 per share on a basic basis ($3.70 per share on a diluted basis), in 2002.

B. Liquidity and Capital Resources
      The following table is a summary of selected financial information concerning MFC for the periods indicated:

	December 31,		December 31,

	2004	2003	2004	2003

	(U.S. Dollars in thousands)		(Canadian Dollars
	(for information)		in thousands)
Cash and cash equivalents	$179,231	$112,544	$215,722	$145,452
Short-term securities	17,542	6,509	21,113	8,412
Total assets	501,579	313,043	603,699	404,577
Long-term debt, less current portion	11,950	21,182	14,383	27,376
Shareholders’ equity	223,849	169,024	269,421	218,447
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
      At December 31, 2004, our cash and cash equivalents were $215.7 million, compared to $145.5 million at December 31, 2003. At December 31, 2004, we had short-term securities of $21.1 million, compared to $8.4 million at December 31, 2003.
      At December 31, 2004, our long-term debt (less current portion) was $14.4 million, compared to $27.4 million at December 31, 2003.
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
      At December 31, 2004, we had 27 separate credit lines and facilities used for commodities and natural resources trading aggregating approximately €119 million, $7.7 million of which was drawn and outstanding. The kind, amount and number of credit facilities we utilize and amounts drawn thereunder fluctuate from time to time based upon the nature, level and location of, and counterparties with whom we conduct our commodities and natural resources trading activities.
      At December 31, 2004, we also had $10.8 million lines of credit drawn and outstanding, which was used for our industrial and engineering business. Other than the lines of credit drawn and outstanding for our commodities and natural resources trading and industrial and engineering business, we have debt maturities of $8.2 million in 2005 and $7.7 million in 2006. We expect such maturing debt to be satisfied primarily through the settlement of underlying commodities and natural resource trading transactions, industrial and engineering business, cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our consolidated financial statements included in this annual report.
      In connection with its industrial and engineering business, KHD Humboldt Wedag has credit lines of up to a maximum of €35 million with a bank which issues performance bonds. Up to €25 million of the credit lines are secured by KHD Humboldt Wedag’s interest in its subsidiaries, intellectual property rights, intercompany receivable, rent receivables, inventories and a mortgage. The security for the remaining €10 million is shared with other creditors (as defined) pari passu on a pro rata basis.
      As at December 31, 2004, performance bonds of approximately €32.2 million ($52.5 million) lines have been issued under the credit lines and there were no claims against KHD Humboldt Wedag under these performance bonds.

      On January 15, 2004, we exercised our right of redemption to redeem all of the 8% Convertible Subordinated Bonds issued in March, 1998. We paid a total of $0.9 million to the bondholders for redemption. The balance of the bonds were converted into our common shares.

Operating Activities
      In 2004, changes in securities provided cash of $10.9 million, compared to $7.0 million in 2003. An increase in restricted cash used $8.1 million in 2004. A decrease in receivables provided cash of $18.3 million in 2004, compared to $9.5 million in 2003. Of which, a decrease in commodity receivables provided cash of $11.8 million in 2004, compared to an increase in the same using cash of $4.1 million in 2003. An increase in inventories used cash of $1.2 million in 2004. An increase in commodity investments used cash of $11.5 million in 2004, compared to a decrease in commodity investments providing cash of $1.1 million in 2003. An increase in properties held for sale used cash of $71,000 in 2004, compared to a decrease in the same providing cash of $1.1 million in 2003. An increase in accounts payable and accrued expenses provided cash of $25.5 million in 2004, compared to a decrease in same using cash of $2.6 million in 2003. Operating activities provided cash of $60.2 million in 2004, compared to $37.4 million in 2003. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements.

Investing Activities
      In 2004, a net increase in loans used cash of $9.8 million, compared to a net decrease in loans providing cash of $52.4 million in 2003. The net purchases of long-term securities used cash of $5.1 million in 2004, compared to net sales of long-term securities providing cash of $4.8 million in 2003. In 2004, purchases of subsidiaries, net of cash acquired, provided cash of $31.1 million, compared to using cash of $0.8 million in 2003. Investing activities provided cash of $14.2 million in 2004, compared to cash of $64.9 million provided in 2003.

Financing Activities
      Net debt repayments used cash of $14.9 million in 2004, compared to $25.1 million in 2003. In 2004, a net increase in deposits provided cash of $23.8 million, compared to a net decrease in deposits using cash of $13.5 million in 2003. The net repurchase of common shares in 2004 used cash of $10.1 million, compared to cash of $9.7 million in 2003. Net cash provided in financing activities was $0.3 million in 2004, compared to net cash used in financing activities of $48.3 million in 2003.
      We had no material commitments to acquire assets or operating businesses at December 31, 2004. We anticipate that there will be acquisitions of businesses or commitments to projects in the future. To achieve our long-term goals of expanding our assets and earnings, including through acquisitions, we will require substantial capital resources. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency
      Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.
      We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders’ equity on the balance sheet and do not affect our net earnings. As a substantial amount of our revenues are received in Swiss francs and Euros, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for Swiss francs and Euros prevailing during that period. In the year ended December 31, 2004, we reported approximately a net $4.9 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation loss at December 31, 2004 was $12.2 million, compared to a loss $17.1 million at December 31, 2003.
      Based upon the year average exchange rates in 2004, the Canadian dollar decreased by approximately 0.6% in value against the Swiss franc, 2.1% in value against the Euro but increased by approximately 7.7% in value against the U.S. dollar, compared to the year average exchange rates in 2003. As at December 31, 2004, the Canadian dollar decreased by approximately 1.0% in value against the Swiss franc, 0.1% against the Euro but increased by 7.4% against the U.S. dollar since December 31, 2003.

      We use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. At December 31, 2004 and 2003, we did not hold any forward foreign exchange contracts for our own account. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments”.

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
      The majority of the contracts and services in our industrial and engineering services are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not know until the contract is completed and the billing is collected.
      If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Provisions for Assets Held for Sale
      We have assets held for sale in our normal operating cycle. The assets held for sale consist of commodity investments, inventories and real estate held for sale.
      Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.

      For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in other production or contract so as to increase the value of another product or contract.
      Commodities investment consist primarily of metals and paper products. Management also makes estimates about the future customer demand for our products. When making these estimates, we consider general economic conditions and growth prospects within our customers’ ultimate marketplace and the market acceptance of our current and pending products. However, the general economic conditions may change within a short time or a unexpected event may cause a downturn in the general economic conditions or in a specific geographic location. Government intervention is a very critical factor in the developing countries.
      We also have real estate held for sale. We are actively marketing the real estate. When the management makes estimate on the fair value of the real estate, we usually take into consideration the recent land sales in the neighborhood areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making the provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated. Since we have sufficient financial resources to adopt the hold-and-wait approach, we do not consider an allowance for real estate held for sale until we decide that the decline in value is other than temporary.

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
      In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors:

•	trend of the quoted market price and trading volume;

•	financial position and results for a period of years;

•	liquidity or going concern problems of the investee;

•	changes in or reorganization of the investee and/ or its future business plan;

•	outlook of the investee’s industry;

•	the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and

•	our business plan and strategy to divest the security or to restructure the investee.

Warranty Costs
      We provide a warranty to our customers for the contracts and services in our industrial and engineering service segment. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.

Pension Benefits
      Our industrial and engineering service segment in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variable may have significant impact on the estimate of the pension liability.
      Under the German laws, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

E. Off-balance Sheet Arrangements
      We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Contractual Obligations

	Payments Due by Period

	Less than		2 - 3	4 - 5	More than
Contractual Obligations	1 Year		Years	Years	5 Years

	(In thousands)
Long-Term Debt Obligations(1)	$8,173		$7,657	$6,726	$—
Capital Lease Obligations(1)	52		50	17	—
Operating Lease Obligations	2,710		7,491	2,863	580
Purchase Obligations	72,265	(2)	—	—	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet Under GAAP	—		—	—	—

Total	$83,200		$15,198	$9,606	$580

(1)	Principal amounts only

(2)	Including $65.0 million on purchases for industrial and engineering contracts and $6.0 million on zinc purchases.

Item 6	Directors, Senior Management and Employees

A. Directors and Senior Management
      The following table sets forth the names and business experience of each of our directors and officers, as at March 31, 2005:

		Date of	Expiration of
		Commencement of	Term of Office
Name and Age	Present Position with MFC	Office with MFC	with MFC

Michael J. Smith (56)	Director President, Chief Executive Officer and Secretary	1986 1996	2005 N/A
Dr. Shuming Zhao(1) (51)	Director	2004	2007
Dr. Kelvin K. Yao(1) (53)	Director	2004	2007
Dr. Stefan Feuerstein (53)	Director Vice-President	2000 2000	2006 N/A
Silke Brossmann(1) (37)	Director	2003	2005

(1)	Member of our audit committee.

Michael J. Smith — President, Chief Executive Officer and Director
      Mr. Smith has been our President and Chief Executive Officer since 1996, our Secretary since 2003 and a director of our company since 1986. Mr. Smith is the President, Secretary and a director of Blue Earth Refineries Inc., a company with its common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Mr. Smith is also the Chief Executive Officer, President, Chief Financial Officer and a director of Cathay Merchant Group, Inc, a public company with its common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

      Mr. Smith has extensive experience in advisory services, corporate finance, restructuring and international taxation planning. He leads our company’s investing and merchant banking activities.

Dr. Shuming Zhao — Director
      Dr. Zhao has been a director of MFC since 2004. Dr. Zhao is a professor and the Dean of the School of Business, Nanjing University and the Dean of the School of Graduate Studies, Macau University of Science and Technology. Dr. Zhao is President of Jiangsu Provincial Association of Human Resource Management and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Dr. Zhao organized and held four international symposia on multinational business management in 1992, 1996, 1999 and 2002. Since 1994, Dr. Zhao has also acted as a management consultant for several Chinese and international firms. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business at the University of Southern California and he has lectured in countries including the United States, Canada, Japan, the United Kingdom, Germany, Australia, the Netherlands and Singapore. Since 2004, Dr. Zhao has been an independent director on the board of directors of Suning Electronic Co. Ltd. Dr. Zhao has spent less than 1% of his time on affairs of our company.

Dr. Kelvin K. Yao — Director
      Dr. Yao has been a director of MFC since 2004. Dr. Yao is a professor and the Chief of the Eye Center and Institute of Ophthalmology, Zhejiang University since 1992. As an expert in ophthalmic research and practice, Dr. Yao has been a member in various professional committees including the Vice Board President of the Chinese Society of Cataract and Intra-ocular Lens, the Vice Board Director of the Society of Ophthalmology, Zhejiang Provincial Branch of the Chinese Medical Association, and the Head of the Committee of Academic Degrees of the Medical Branch of Zhejiang University. Dr. Yao is also a board member of the Chinese Medical Academy Institute and the board director of several Chinese ophthalmic publications. Dr. Yao has spent less than 1% of his time on affairs of our company.

Dr. Stefan Feuerstein — Director and Vice-President
      Dr. Feuerstein has been our Vice-President and a director of our company since 2000 and the Managing Director of MFC Capital Partners AG since 2001. Dr. Feuerstein has also been the Managing Director of the Industrial Investment Council of the New German States since 1997. From 1992 to 1996, he was the President of the Thuringian Economic Development Corporation (Germany).

Silke Brossmann — Director
      Ms. Brossmann has been a director of MFC since 2003. She is also a director of Blue Earth Refineries Inc. and Cathay Merchant Group, Inc., both companies with their common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Ms. Brossmann was the Head of Investor Relations with Prokurist and Head of Central Administration of Koidl & Cie. Holding AG from 1999 to 2002. Ms. Brossmann has been an independent management consultant since 2002.

B. Compensation
      During the fiscal year ended December 31, 2004, we paid an aggregate of approximately $1.9 million in cash compensation to our directors and officers. There was no stock options granted to or exercised by such directors and officers or other non-cash compensation. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2004 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Compensation
      The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2004 to the senior management of our company:

SUMMARY COMPENSATION TABLE

	Annual Compensation(1)			Long Term Compensation

					Securities Under
				Other Annual	Options/SARs	All other
Name and Principal Position	Salary		Bonus	Compensation	Granted	Compensation

Michael J. Smith	$301,037		$223,838	Nil	Nil	$15,713
President, Chief Executive Officer, Secretary and Director(2)
Dr. Stefan Feuerstein	$416,659		$31,682	Nil	Nil	Nil
Vice-President and Director
George Zimmerman	$323,380	(3)	Nil	Nil	Nil	Nil
Director — KHD Humboldt Wedag AG
Herman Krager	$258,704	(3)	$38,806	Nil	Nil	Nil
Director — KHD Humboldt Wedag AG
Rudolf Pich	$266,789	(3)	Nil	Nil	Nil	Nil
Director — KHD Humboldt Wedag AG

(1)	On a cash basis, unless otherwise stated.

(2)	Mr. Smith was appointed as Secretary on October 6, 2003.

(3)	On an annualized basis. We acquired our interest in KHD Humboldt Wedag AG in March 2004 and have consolidated its results as of March 31, 2004.

Directors’ Compensation
      Our non-management directors receive U.S.$25,000 annually for their services and U.S.$500 for each meeting of directors that they attend. We also reimburse our directors and officers for expenses incurred in connection with their services as our directors and officers.

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

C. Board Practices
      Our Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. At each annual meeting of our company, a class of directors is elected to hold office for a three year term.

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
      Our board of directors has established an audit committee. Our audit committee currently consists of Shuming Zhao, Kelvin K. Yao and Silke Brossmann. The audit committee operates pursuant to a charter adopted by the board of directors. The audit committee is appointed and generally acts on behalf of the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.
      We do not have a remuneration or compensation committee. A majority of our independent directors recommends to our board of directors for determination the compensation of our executive officers.
     D. Employees
      We currently employ approximately 1,341 people, including 320 from Med Net International Ltd. and 746 from KHD Humboldt Wedag AG. In addition, Med Net International’s unincorporated equity method investee eye care and skin centers in China employ 268 people. As at December 31, 2004, 2003 and 2002, we employed approximately 1,317, 246 and 168 people, respectively.
     E. Share Ownership
      There were 15,149,269 common shares, no stock options and no share purchase warrants issued and outstanding as of March 15, 2005. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

	Number of
	Common Shares
Name Office Held	Beneficially Owned	Percentage(1)

Michael J. Smith	85,000	*	%
President, Chief Executive Officer, Secretary and Director
Dr. Shuming Zhao	0	Nil
Director
Dr. Kelvin K. Yao	0	Nil
Director
Dr. Stefan Feuerstein	0	Nil
Vice President and Director
Silke Brossmann	0	Nil
Director

*	Less than one percent (1%).

(1)	Based on 15,149,269 common shares issued and outstanding as at March 15, 2005. Does not include 939,749 common shares owned by two wholly-owed subsidiaries and 406,000 common shares repurchased, but not yet cancelled, during the year ended December 31, 2004. Includes the 1,870,000 common shares held by the TriMaine Holdings, Inc. Liquidating Trust, which holds 1,572,123 common shares for the benefit of our wholly-owned subsidiary. On our consolidated financial statements, these 1,572,123 common shares have been eliminated, resulting in an outstanding number of 13,577,146.
     Stock Option Plan
      We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 2,762,000. Each option upon its exercise entitles the grantee to one common share. The exercise price of an option may not be less than the closing market price of our common shares on the Nasdaq on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the Nasdaq for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. We did not grant any options in 2004 and there are no options that are currently outstanding. The number of options available for grant under the stock option plan was 1,397,500 as at March 15, 2005.

Item 7	Major Shareholders and Related Party Transactions
     A. Major Shareholders
      There were 15,149,269 common shares issued and outstanding as of March 15, 2005. The following table sets forth, as of March 15, 2005, persons known to us to be the beneficial owner of more than five (5%) of our common shares:

			Percent of
Name	Amount Owned		Class(1)

Peter Kellog	3,141,550	(2)	20.7%
FMR Corp.	876,285		5.8%
Liquidating Trust of TriMaine Holdings, Inc.	1,870,000		12.3%

(1)	Based on 15,149,269 common shares issued and outstanding on March 15, 2005. Does not include 939,749 common shares owned by two wholly-owed subsidiaries and 406,000 common shares repurchased, but not yet cancelled, during the year ended December 31, 2004. Includes the 1,870,000 common shares held by the TriMaine Holdings, Inc. Liquidating Trust, which holds 1,572,123 common shares for the benefit of our wholly-owned subsidiary. On our consolidated financial statements, these 1,572,123 common shares have been eliminated, resulting in an outstanding number of 13,577,146.

(2)	In his public filings, Mr. Kellog disclaims beneficial ownership of 2,821,550 of the shares, or approximately 18.6% of our issued and outstanding common shares.
      There has been no significant change in the percentage ownership of any of our major shareholders during the years ended December 31, 2004, 2003 and 2002.
      The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares who are not major shareholders.
      As of March 15, 2005, the registrar and transfer agent for our company reported that there were 15,149,269 common shares issued and outstanding held by 191 registered holders. Of those common shares issued and outstanding, 2,762 common shares were registered to Canadian residents (8 shareholders), 14,972,246 common shares were registered in the United States (157 shareholders) and 174,261 common shares were registered to residents of other foreign countries (26 shareholders).
      To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.
      There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.
     B. Related Party Transactions
      Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2004 and March 15, 2005, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
      During 2004, we earned fees in the normal course of our merchant banking business from affiliates amounting to approximately $4.0 million. In 2003 such fees amounted to $4.6 million.

      During 2004, we, through our industrial and engineering subsidiary, sold parcels of real estate to a company in which the subsidiary has a 19% equity interest. The sale resulted in a gain of $7.8 million before the minority interest and a receivable of $15.9 million. We also sold $0.9 million and purchased $19.6 million from an affiliate during 2004 in the normal course of commodities trading transactions. Our interest in the affiliate was sold in July 2004 and it was not related any more afterwards. We also purchased $11.5 million from another affiliate during 2004 in the normal course of commodities trading transactions.
      We receive dividends pursuant to a royalty interest from an affiliate at a rate of 10% annually. Dividends earned amounted to $5.4 million in 2004, of which $0.4 million was collected in 2004 and $4.8 million in January 2005.
      As at December 31, 2004, we had receivables of $21.7 million due from affiliates and payables of $1.3 million due to affiliates. We had $9.5 million loans receivable due from affiliates and $21.8 million deposit by affiliates. We also had $18.5 million investment in and advances to equity method investees.
Item 8     Financial Information
      Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.
     Financial Statements filed as part of the Annual Report:

Independent Auditor’s Report dated March 18, 2005 on the Consolidated Financial Statements of MFC as at December 31, 2004, 2003 and 2002

Consolidated Balance Sheets at December 31, 2004 and 2003

Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements

Independent Auditors’ Report on Financial Statement Schedule

Financial Statement Schedule:

I Condensed Financial Information of Registrant (Regulation 210.12.-04)
      The Audited Consolidated Financial Statements for the Years Ended December 31, 2004, 2003 and 2002 can be found under Item 18 “Financial Statements”.
     Significant Changes
      No significant change has occurred in our company’s financial statements since the financial year ended December 31, 2004.
     Legal Proceedings
      We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which include large claims for punitive damages. Some of these legal actions and proceedings may result in adverse judgments, penalties or fines.
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
     Markets and Price History
      Our common shares quoted on the Nasdaq National Market under the symbol “MXBIF” and on the Frankfurt Stock Exchange under the symbol “MFC.GR”. The following table sets forth the high and low sales of prices of our common shares on the Nasdaq for the periods indicated.

	Nasdaq

	High	Low

	(U.S.$)	(U.S.$)
Annual Highs and Lows
2000	10.00	6.75
2001	11.60	7.13
2002	11.51	6.45
2003	18.42	6.81
2004	27.65	15.25

Quarterly Highs and Lows
2003
First Quarter	8.35	6.74
Second Quarter	9.87	7.92
Third Quarter	14.35	8.25
Fourth Quarter	18.42	13.27

2004
First Quarter	27.65	17.50
Second Quarter	25.45	15.75
Third Quarter	19.90	15.25
Fourth Quarter	21.69	16.55

Monthly Highs and Lows
2004
October	19.23	16.55
November	21.69	16.57
December	20.90	18.90

2005
January	20.48	17.03
February	20.44	17.57
March (to March 22, 2005)	22.97	20.18
      The transfer of our common shares is managed by our transfer agent, Mellon Investor Services, LLC, 85 Challenger Road, Ridgefield Park, NJ 07660.
Item 10     Additional Information
     A. Share Capital
      Not Applicable.
     B. Memorandum and Articles of Association
      We are continued under the laws of the Province of British Columbia, Canada and have been assigned the continuation number C0707841.

      Our Articles do not contain a description of our objects and purposes.
      Our Articles do not restrict a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.
      Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of class A preferred shares without par value. Our class A preferred shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.
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
      Our Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. At each annual meeting of our company, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.
      An annual meeting of shareholders must be held at such time in each year not later than 15 months after the last preceding annual meeting and at such place as our board of directors, or failing it, our Chairman, Managing Director or President, may from time to time determine. The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons who are entitled to vote at the meeting in person or by proxy. Only persons entitled to vote, our directors and auditors and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.
      Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or the Yukon Territory, or in our charter documents. See “Exchange Controls” below for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.
      As set forth above, our Articles contain certain provisions that would have an effect of delaying, deferring or preventing a change in control of MFC, including authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. Our Articles do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of our company.
      Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.
     C. Material Contracts
      The following summary of certain material provisions of the agreements referenced below is not complete and these provisions are qualified in their entirety by reference to the full text of such agreements.
      On December 31, 2004, we entered into a Deed of Assumption and Consent with Blue Earth Refineries Inc., Newmont Australia Limited and Newmont LaSource S.A.S.

      On December 1, 2004, we entered into a Limited Guarantee Agreement whereby we agreed to guarantee the payment obligations of Mazak UK Limited up to a maximum of GBP750,000 plus interest and reasonable legal fees.
      On November 29, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligation of Mazak Limited up to a maximum of U.S.$3,000,000 until January 31, 2006.
      On November 18, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of MFC Aluminiumfolie GmbH up to a maximum of €3,500,000 until March 31, 2005.
      On October 29, 2004, we entered into a Credit Guarantee Agreement whereby we agreed to guarantee the payment obligations of JH Trade & Financial Services GmbH up to a maximum of €5,000,000 plus interest and reasonable legal fees.
      On October 28, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of Mazak Limited up to a maximum of U.S.$3,000,000 until February 15, 2005 and thereafter up to a maximum of U.S.$1,800,000.
      On August 18, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of Mansfelder Aluminiumwerke GmbH up to a maximum of €1,041,372.92.
      On August 18, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of Mansfelder Aluminiumwerke GmbH up to a maximum of €1,045,665.13.
      On August 18, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of MAW Mansfelder up to a maximum of €3,600,000.
      Pursuant to an Indemnity Agreement between MFC Bancorp Ltd., we undertook to guarantee the payment of certain obligations of Mazak Limited which arise pursuant to that certain Business Finance Agreement, dated July 24, 2003, with Mazak Limited.
      On July 19, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of MFC Commodities GmbH up to a maximum of €3,000,000 plus interest and reasonable legal fees.
      On July 19, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of MFC Commodities GmbH up to a maximum of €7,500,000 plus interest and reasonable legal fees.
      On July 13, 2004, we entered into an Arrangement Agreement with Sutton Park International Limited, Blue Earth Refineries Inc., New Nature Canco Inc., 4025750 Canada Inc. and new Sutton Canco Inc., whereby we agreed to transfer the one common share we own in Blue Earth Refineries (Canada) Inc. to Blue Earth Refineries Inc. in exchange for the issuance by Blue Earth Refineries Inc. to us of one common share in the capital of Blue Earth Refineries Inc.
      On July 4, 2004, we agreed to deliver a Bill of Exchange to secure payment of a line of credit up to a maximum of €6,000,000 in the name of MFC Commodities GmbH.
      On March 29, 2004 we entered into a Guarantee Agreement whereby we agreed to guarantee the obligations of Mazak Slovakia, s.r.o. up to a maximum of €370,000.
      On March 17, 2004, we entered into a Guarantee Agreement whereby we agreed to guarantee the obligations of MFC Commodities GmbH up to a maximum of €3,000,000.
      On February 3, 2004, we entered into a Guarantee Agreement whereby we agreed to guarantee the obligations HIT Paper Trading GmbH up to a maximum of €1,000,000.
      On February 1, 2004, we entered into a Letter Agreement whereby we agreed to reimburse and indemnify with respect to certain obligations of MFC Commodities GmbH under certain factoring agreements.
      On February 1, 2004, we entered into a Letter Agreement whereby we agreed to reimburse and indemnify with respect to the obligations of MFC Pulp & Paper GmbH under certain factoring agreements.
      On January 22, 2004, we entered into an Advance Payment Guarantee Agreement whereby we agreed to guarantee the obligations of MFC Commodities GmbH up to a maximum of U.S.$2,000,000.

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
      On December 19, 2003, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the obligations of Mazak Ltd. up to a maximum of U.S.$2,000,000.
      In December 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the payment of any existing and future outstanding obligations of MFC Commodities which are related to MFC Commodities’ commodity business operations.
      In December 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee a portion of the payment obligations of IC Management Service GmbH under a credit facility agreement and factoring agreement.
      In November 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the amount of €350,000 with respect to the obligations of Mazak Slovakia, s.r.o.
      On September 25, 2003, we entered into a Guarantee Agreement whereby we agreed to guarantee the amount of €500,000 with respect to the obligations of Altmark Industriepark AG.
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
      On August 7, 2002, we entered into a Share Sale Agreement among Newmont Australia Limited and Newmont LaSource S.A.S.
      August 7, 2002, we entered into a Royalty Deed with Newmont Australia Limited and Newmont LaSource S.A.S.

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
      The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including Americans, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.
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
      This summary is based upon the current provisions of the Investment Tax Act, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the Investment Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.
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

Capital Gains
      A non-resident holder is not subject to tax under the Investment Tax Act in respect of a capital gain realized upon the disposition of a common share of MFC unless such share represents “taxable Canadian property” (as defined in the Investment Tax Act) to the holder thereof. Our common shares generally will be considered taxable Canadian property to a nonresident holder if:

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

Distributions
      The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purpose to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains
      In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

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

Passive Foreign Investment Corporation
      We do not believe that we are a passive foreign investment corporation (a “PFIC”). However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse tax consequences could apply to the U.S. Holder.
      If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder’s holding period for the shares. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC will not be “qualified dividend income” and will generally be taxed at the higher rates applicable to other items of ordinary income.
      U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common shares.

H. Documents on Display
      Documents and agreements concerning our company may be inspected at the offices of Clark, Wilson, Suite 800-885 West Georgia Street, Vancouver, British Columbia, Canada.

I. Subsidiary Information
      As at March 31, 2005, our significant wholly-owned direct and indirect subsidiaries are as follows:

Jurisdiction of Incorporation or
Name of Wholly-Owned Subsidiary	Organization

Blake International, Inc.	British Virgin Islands
MFC Merchant Bank S.A.	Switzerland
Sutton Park International Ltd.	Barbados
Trimble Resources Corporation	Turks & Caicos Islands
32565 Yukon Inc.	Yukon
Robabond Holding AG	Switzerland
MFC Commodities AG	Switzerland
New Image Investment Company Limited	Washington
Harfree Holdings Limited	Canada
Constitution Insurance Company of Canada	Canada
Garda Investments Corp.	British Virgin Islands
MFC Financial Services GmbH	Austria
AWP Aluminium Walzprodukte GmbH	Germany
MAW Mansfelder Aluminiumwerk GmbH	Germany
      As at March 31, 2005, our significant non-wholly-owned subsidiaries are as follows:

	Jurisdiction of
Name of Non-Wholly-Owned	Incorporation or
Subsidiary	Organization	Owner of Interests	Our Shareholding

DTA Holding AG	Germany	MFC Bancorp Ltd.*	93%
CVD Financial Corporation	British Virgin Islands	MFC Bancorp Ltd.*	96%
Winford Finance Corp.	British Virgin Islands	MFC Bancorp Ltd.*	96%
Alson Enterprises Corp.	British Virgin Islands	Sutton Park International Ltd.	80%
Mazak Limited	United Kingdom	Alson Enterprises Corp.	100%	**
Mazak Slovakia s.r.o	Slovakia	Alson Enterprises Corp.	100%	**
Hovis Commodities Trading GmbH	Austria	Garda Investments Corp.	95.5%	*
MFC Commodities GmbH	Austria	Hovis Commodities Trading GmbH	100%	**
JH Trade & Financial Service GmbH	Austria	MFC Commodities GmbH (Austria)	100%	**

	Jurisdiction of
Name of Non-Wholly-Owned	Incorporation or
Subsidiary	Organization	Owner of Interests	Our Shareholding

IC Management Service GmbH	Austria	MFC Commodities GmbH (Austria)	100%	**
Global Bulk Transport GmbH	Austria	MFC Commodities GmbH (Austria)	100%	**
MFC Pulp & Paper GmbH	Austria	MFC Commodities GmbH (Austria)	100%	**
Danzas Corp.	Marshall Islands	MFC Commodities GmbH	100%	**
HIT International AG	Germany	MFC Commodities GmbH	60%	**
HIT Paper Trading GmbH	Austria	HIT International AG	100%	**
K-Logistics GmbH	Austria	MFC Commodities GmbH	60%	**
MFC Industrial Holdings AG	Germany	MFC Bancorp Ltd.*	73%
KHD Humboldt Wedag AG	Germany	MFC Industrial Holdings AG	100%	**
Rhine Venture Invest S.A.	Switzerland	MFC Industrial Holdings AG	100%	**
Zementanlagenbau Dessau GmbH	Germany	KHD Humboldt Wedag AG	100%	**
EKOF Flotation GmbH	Germany	KHD Humboldt Wedag AG	100%	**
Humboldt Wedag Australia Pty Ltd.	Australia	KHD Humboldt Wedag AG	100%	**
Humboldt Wedag Inc.	U.S.A.	KHD Humboldt Wedag AG	100%	**
Humboldt Wedag (S.A.) (Pty) Ltd.	South Africa	KHD Humboldt Wedag AG	100%	**
Humboldt Wedag India Ltd.	India	KHD Humboldt Wedag AG	100%	**
Altmark Industriepark AG	Germany	KHD Humboldt Wedag AG	94.8%	**
Swiss Factoring AG	Switzerland	MFC Merchant Bank S.A.	75%	**
ZAB Industrietechnik & Service GmbH	Germany	Zementanlagenbau Dessau GmbH	100%	**
Med Net International Ltd.	Bermuda	MFC Bancorp Ltd.*	63%
Lasernet Ltd.	Liberia	Med Net International Ltd.	100%	**
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China	Med Net International Ltd.	100%	**
MFC Shanghai Commodities Ltd.	China	MFC Asia Commodities Limited	100%	**
Lasernet Medical Equipment Industrial (Shenzhen) Co. Ltd.	China	Lasernet Ltd.	100%	**
Chongqing MFC Medical Management Consulting Co., Ltd.	China	Mednet (Shanghai) Medical Technical Developing Co., Ltd. and Lasernet Medical Equipment Industrial (Shenzhen) Co. Ltd.	100%	**

*	held by MFC Bancorp Ltd. and/or its subsidiaries

**	representing shareholding by the immediate parent company

Item 11	Quantitative and Qualitative Disclosures About Market Risk
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

Derivative Instruments
      At December 31, 2004 and 2003, we had an interest rate swap of a notional amount of $8.8 million and $13.3 million, respectively, with the purpose of converting a variable interest rate debt into a fixed interest rate debt. We recognized a fair value loss of $14,000 and $79,000, respectively, in 2004 and 2003.
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

Interest Rate Risk
      Fluctuations in interest rates may affect the fair value of fixed interest rate financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our financial instrument assets and increase the fair value of our financial instrument liabilities. A decrease in market interest rates may increase the fair value of our financial instrument assets and decrease the fair value of our financial instrument liabilities. An increase in interest rates may also increase the risk of defaults on loans. However, since our loans are collateralized and the majority of our loans are fixed interest rate, we do not consider that these loans are subject to interest rate risk. Unsecured loans are subject to interest rate risk. Our financial instruments which may be sensitive to interest rate fluctuations are investments, loans, debt obligations and interest rate swap. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2004 and 2003, respectively, and expected cash flows from these instruments.
As at December 31, 2004

			Expected Cash Flow*
	Carrying	Fair
	Value	Value	2005	2006	2007	2008	2009	Thereafter

	(In thousands)
Investments(1)	$50,201	$50,201	$19,461	$4,900	$4,900	$4,900	$4,900	$35,640
Loans(2)	9,667	9,667	229	3,220	—	—	—	11,240
Debt obligations	19,133	19,249	8,220	8,812	432	723	6,976	—
Interest rate swap liability	93	93	87	37	—	—	—	—

*	Including interest and dividends where applicable.

(1)	Investments consist of debt securities and preferred stock.

(2)	Unsecured loans.
As at December 31, 2003

			Expected Cash Flow*
	Carrying	Fair
	Value	Value	2004	2005	2006	2007	2008	Thereafter

	(In thousands)
Investments(1)	$57,248	$57,248	$12,681	$6,859	$13,307	$5,132	$9,002	$36,343
Debt obligations(2)	19,072	21,733	2,390	—	2,855	—	—	—
Interest rate swap liability	81	81	125	79	34	—	—	—

*	Including interest and dividends where applicable.

(1)	Investments consist of debt securities and preferred stock.

(2)	Debt obligations consist of the bonds with carrying value of $16.3 million which mature on April 1, 2008 and bear interest at 8% per annum, the majority of which was converted into common stock with the balance redeemed in cash for approximately $0.9 million in early 2004.

Foreign Currency Exchange Rate Risk
      Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars, Euros and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets and liabilities. An appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument assets and liabilities. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments, loans, deposits, debt obligations and interest rate swap. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2004 and 2003, respectively, and expected cash flows from these instruments:
As at December 31, 2004

			Expected Future Cash Flow*
	Carrying	Fair
	Value	Value	2005	2006	2007	2008	2009	Thereafter

	(In thousands)
Investments(1)	$28,820	$29,321	$19,345	$—	$—	$—	$—	$9,886
Loans(2)	26,865	26,865	10,551	8,466	110	110	110	14,333
Deposits(3)	37,021	37,021	37,021	—	—	—	—	—
Debt obligations(4)	40,927	41,042	30,666	8,812	432	723	6,976	—
Interest rate swap liability	93	93	87	37	—	—	—	—

*	Including interest and dividends where applicable.

(1)	Investments consist of debt securities and equity securities, both of which are denominated in U.S. dollars, Euros or Swiss francs.

(2)	Loans are denominated in U.S. dollars, Euros or Swiss francs.

(3)	Deposits consist of cash deposits with MFC Merchant Bank S.A.

(4)	Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars, Euros or Swiss francs.
As at December 31, 2003

			Expected Future Cash Flow*
	Carrying	Fair
	Value	Value	2004	2005	2006	2007	2008	Thereafter

	(In thousands)
Investments(1)	$37,465	$34,602	$12,627	$1,959	$8,407	$232	$4,102	$11,714
Loans(2)	15,390	15,390	13,368	158	103	103	2,459	—
Deposits(3)	22,185	22,185	22,185	—	—	—	—	—
Debt obligations(4)	33,297	35,958	7,273	4,719	7,412	—	—	—
Interest rate swap liability	81	81	125	79	34	—	—	—

*	Including interest and dividends where applicable.

(1)	Investments consist of debt securities and equity securities, both of which are denominated in U.S. dollars, Euros or Swiss francs.

(2)	Loans are denominated in U.S. dollars, Euros or Swiss francs.

(3)	Deposits consist of cash deposits with MFC Merchant Bank S.A.

(4)	Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars or Euros. The majority of the convertible bonds was converted into common shares of MFC with the balance redeemed in cash in early 2004.

Equity Price Risk
      Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments and debt obligations. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 2004 and 2003, respectively, and expected cash flows from these instruments:
As at December 31, 2004

			Expected Future Cash Flow*
	Carrying	Fair
	Value	Value	2005	2006	2007	2008	2009	Thereafter

	(In thousands)
Investments(1)	$52,658	$53,159	$12,359	$4,900	$4,900	$4,900	$4,900	$45,700

*	Including interest and dividends where applicable.

(1)	Investments consist of equity securities.
As at December 31, 2003

			Expected Future Cash Flow*
	Carrying	Fair
	Value	Value	2004	2005	2006	2007	2008	Thereafter

	(In thousands)
Investments(1)	$61,198	$57,856	$12,732	$4,900	$4,900	$4,900	$4,900	$53,366
Debt obligations(2)	16,340	19,001	861	—	—	—	—	—

*	Including interest and dividends where applicable.

(1)	Investments consist of equity securities.

(2)	Debt obligations consist of the bonds which are convertible into common shares of MFC at a fixed price, the majority of which were converted into common shares of MFC with the balance redeemed in cash in early 2004.

Item 12	Description of Securities Other Than Equity Securities
      Not applicable.
PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies
      Not applicable.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds
      Not applicable.

Item 15	Controls and Procedures
      As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2004. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s president and chief executive officer. Based upon that evaluation, our company’s president and chief executive officer concluded that our company’s disclosure controls and procedures are effective. There have been no significant changes in our company’s internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.
      Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Exchange Act is accumulated and communicated to management, including our company’s president and chief executive officer as appropriate, to allow timely decisions regarding required disclosure.

Item 16	Reserved

Item 16A.	Audit Committee Financial Expert
      Our board of directors has determined that it does not have a member of its audit committee that qualifies as an “audit committee financial expert” as defined in Item 401(e) of Regulation S-B, and is “independent” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.
      We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the nature of our business as an international merchant bank.

Item 16B.	Code of Ethics

Code of Ethics
      Effective January 27, 2004, our company’s board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company’s president (being our principal executive officer) and our company’s secretary (being our principal financial and accounting officer and controller), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

•	accountability for adherence to the Code of Business Conduct and Ethics.
      Our Code of Business Conduct and Ethics requires, among other things, that all of our company’s personnel shall be accorded full access to our president and secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company’s personnel are to be accorded full access to our company’s board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our president or secretary.
      In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company’s president or secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the president or secretary, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company’s Code of Business Conduct and Ethics by another.
      Our Code of Business Conduct and Ethics was filed as Exhibit 11.1 to our 2003 annual report on Form 20-F filed on April 26, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to: MFC Bancorp. Ltd., 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, SAR, China.

Item 16C.	Principal Accountant Fees and Services

Audit Fees
      Our board of directors appointed Peterson Sullivan P.L.L.C. as independent auditors to audit our financial statements for the fiscal year ended December 31, 2004. The aggregate fees billed by Peterson Sullivan P.L.L.C. for professional services rendered for the audit of our annual financial statements included in this Annual Report for the fiscal year ended December 31, 2004 were $542,966 (U.S.$417,250).

Audit Related Fees
      For the fiscal year ended December 31, 2004, Peterson Sullivan P.L.L.C. did not perform any assurance and related services relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above.

Tax Fees
      For the fiscal year ended December 31, 2004, the aggregate fees billed for tax compliance, tax advice and tax planning on United States tax matters by Peterson Sullivan P.L.L.C. were $255,195 (U.S.$196,108).

All Other Fees
      For the fiscal year ended December 31, 2004, Peterson Sullivan P.L.L.C. did not perform any other non-audit professional services, other than those services listed above.
      Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Peterson Sullivan P.L.L.C. is engaged by us or our subsidiaries to render any auditing or permitted non-audit related service, the engagement be:

•	approved by our audit committee; or

•	entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.
      The audit committee pre-approves all services provided by our independent auditors. The pre-approval process has just been implemented in response to the new rules. All of the services and fees described under the categories of “Audit Related Fees”, “Tax Fees” and “All Other Fees” were reviewed and approved by the audit committee before the respective services were rendered and none of such services were approved by the audit committee pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X.
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
      During the year ended December 31, 2004, our board of directors approved the repurchase of up to 600,000 shares of our common stock. The repurchase program commenced on December 5, 2004 and will close on December 5, 2005, unless extended or shortened by our board of directors. The repurchases will be made from time to time on the open market at prevailing market prices from cash on hand. In the year ended December 31, 2004, we purchased the following shares of our common stock:

				Total Number of	Maximum Number
				Shares Purchased	of Shares that May
				as Part of Publicly	Yet Be Purchased
	Total Number of	Average Price		Announced Plans	Under the Plans
Period	Shares Purchased	Paid per Share		or Programs	or Programs

December 1 to 31, 2004	406,000	U.S. $	20.58	406,000	194,000

PART III

Item 17	Financial Statements
      Refer to Item 18 — Financial Statements.

Item 18	Financial Statements

Financial Statements Filed as Part of the annual report:

Independent Auditors’ Report on the Consolidated Financial Statements of MFC as at December 31, 2004, 2003 and 2002

Consolidated Balance Sheets at December 31, 2004 and 2003 (audited)

Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002 (audited)

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2004, 2003 and 2002 (audited)

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 (audited)

Notes to Consolidated Financial Statements

Independent Auditors’ Report on Financial Statement Schedule

Financial Statement Schedule:

I Condensed Financial Information of Registrant (Regulation 210.12.-04)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders
MFC Bancorp Ltd.
      We have audited the accompanying consolidated balance sheets of MFC Bancorp Ltd. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with Canadian generally accepted auditing standards and with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFC Bancorp Ltd. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in Canada, which differ from accounting principles generally accepted in the United States as described in Note 23 to the consolidated financial statements.

/s/ Peterson Sullivan PLLC
March 18, 2005

MFC BANCORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(Canadian dollars, in
	thousands)
ASSETS
Current Assets
Cash and cash equivalents	$215,722	$145,452
Restricted cash	16,496	—
Securities	21,113	8,412
Loans	9,816	14,375
Receivables	98,126	50,367
Commodity investments	25,775	10,964
Inventories	11,019	—
Real estate held for sale	42,924	3,380
Contract deposits, prepaid and other	21,819	2,267
Future income tax assets	8,021	—

Total current assets	470,831	235,217
Non-current Assets
Securities	9,858	36,551
Loans	17,049	2,497
Property, plant and equipment	22,108	62,235
Resource property	35,341	36,044
Goodwill	20,445	16,127
Equity method investments	18,490	15,906
Future income tax assets	9,577	—

Total non-current assets	132,868	169,360

	$603,699	$404,577

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$160,012	$53,705
Notes payable	18,371	—
Long-term debt, current portion	8,173	5,921
Deposits	46,523	22,185
Provision for warranty costs	11,641	—
Stock distribution payable	—	71,730
Future income tax liability	6,274	387

Total current liabilities	250,994	153,928
Long-term Liabilities
Long-term debt, less current portion	14,383	27,376
Pension liabilities	36,792	—
Provision for warranty costs	1,559	—
Other long-term liabilities	1,240	—

Total long-term liabilities	53,974	27,376

Total liabilities	304,968	181,304
Minority Interests	29,310	4,826
Shareholders’ Equity
Common stock, without par value; authorized unlimited number	71,512	61,891
Equity component of convertible debt	146	—
Retained earnings	209,961	173,674
Cumulative translation adjustment	(12,198)	(17,118)

Total shareholders’ equity	269,421	218,447

	$603,699	$404,577

The accompanying notes are an integral part of these consolidated financial statements

MFC BANCORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,

	2004	2003	2002

	(Canadian dollars, in thousands,
	except earnings per share)
Revenue
Financial services	$498,672	$409,513	$284,339
Industrial and engineering services	199,092	—	—

	697,764	409,513	284,339
Expenses
Financial services	430,945	329,549	175,792
Industrial and engineering services	158,329	—	—
General and administrative	62,632	25,187	35,758
Goodwill impairment	—	—	16,116
Interest	7,443	4,392	9,493

	659,349	359,128	237,159

Income from operations before income taxes and minority interests	38,415	50,385	47,180
Recovery of (provision for) income taxes	4,168	(837)	3,497

Income from operations before minority interests	42,583	49,548	50,677
Minority interests	(5,632)	(432)	78

Net income	$36,951	$49,116	$50,755

Earnings per share
Basic	$2.73	$3.76	$3.93

Diluted	$2.70	$3.59	$3.70

The accompanying notes are an integral part of these consolidated financial statements

MFC BANCORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the Years Ended December 31, 2004, 2003 and 2002

	Common Stock		Equity
			Component of		Cumulative
	Number of		Convertible	Retained	Translation
	Shares	Amount	Debt	Earnings	Adjustment	Total

	(Canadian dollars, in thousands)
Balance at December 31, 2001	13,177,156	$76,673	$—	$164,872	$4,452	$245,997
Net income	—	—	—	50,755	—	50,755
Shares issued for exercise of stock options	157,500	1,635	—	—	—	1,635
Shares issued for purchase of minority interest in consolidated subsidiary	25,071	397	—	—	—	397
Repurchase of shares	(546,100)	(8,660)	—	—	—	(8,660)
Shares issued for compensation	18,227	224	—	—	—	224
Translation adjustment	—	—	—	—	14,281	14,281
Dividend in equity securities, at carrying value	—	—	—	(19,339)	—	(19,339)

Balance at December 31, 2002	12,831,854	70,269	—	196,288	18,733	285,290
Net income	—	—	—	49,116	—	49,116
Shares issued for exercise of stock options	487,500	4,281	—	—	—	4,281
Shares issued for conversion of bonds	72,261	1,294	—	—	—	1,294
Repurchase of shares	(672,183)	(13,953)	—	—	—	(13,953)
Translation adjustment	—	—	—	—	(35,851)	(35,851)
Distribution of assets declared, at carrying value	—	—	—	(71,730)	—	(71,730)

Balance at December 31, 2003	12,719,432	61,891	—	173,674	(17,118)	218,447
Net income	—	—	—	36,951	—	36,951
Issuance of convertible debt, equity component	—	—	186	—	—	186
Shares issued for conversion of bonds	965,837	16,904	(40)	—	—	16,864
Repurchase of shares	(406,000)	(10,058)	—	—	—	(10,058)
Shares re-issued as a result of liquidation of a subsidiary	297,877	2,775	—	—	—	2,775
Translation adjustment	—	—	—	—	4,920	4,920
Pre-consolidation income of purchased subsidiaries	—	—	—	81	—	81
Adjustment to the recorded value of assets distributed	—	—	—	(745)	—	(745)

Balance at December 31, 2004	13,577,146	$71,512	$146	$209,961	$(12,198)	$269,421

The accompanying notes are an integral part of these consolidated financial statements

MFC BANCORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,

	2004	2003	2002

	(Canadian dollars, in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$36,951	$49,116	$50,755
Adjustments for:
Goodwill impairment	—	—	16,116
Gain on debt reduction	(843)	—	(19,746)
Amortization and depreciation	10,333	1,487	1,528
Equity (income) loss on equity method investments	(1,206)	905	—
Minority interests	5,632	432	(78)
Debt extinguishment	—	—	(49,122)
Financial advisory services revenue	—	(6,089)	—
Gain on sales of securities and assets, net	—	(17,574)	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions Restricted cash	(8,090)	—	—
Securities	10,880	7,021	12,179
Receivables	18,295	9,459	1,621
Commodity investments	(11,531)	1,080	(6,026)
Inventories	(1,192)	—	—
Real estate held for sale	(71)	1,064	13,487
Accounts payable and accrued expenses	25,523	(2,617)	3,767
Provision for warranty costs	(1,350)	—	—
Future income taxes	(5,444)	—	(4,604)
Contract deposits, prepaid and other	(18,282)	(1,572)	—
Other	604	(5,349)	970

CASH FLOWS FROM OPERATING ACTIVITIES	60,209	37,363	20,847
CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease (increase) in loans	(9,761)	52,438	(4,778)
Sales (purchases) of long-term securities, net	(5,118)	4,788	(5,441)
Purchases of property, plant and equipment	(3,693)	—	—
Disposition of subsidiaries, net of cash disposed	(207)	—	—
Sale of equity method investment	—	—	25,915
Purchases of subsidiaries, net of cash acquired	31,133	(755)	(34,978)
Proceeds from sale of assets	—	10,634	—
Other	1,797	(2,175)	204

CASH FLOWS FROM INVESTING ACTIVITIES	14,151	64,930	(19,078)
CASH FLOWS FROM FINANCING ACTIVITIES Net increase (decrease) in deposits	23,842	(13,516)	33,894
Borrowings	15,579	6,649	38,660
Debt repayments	(30,459)	(31,722)	(52,005)
Issuance (repurchase) of common stock, net	(10,058)	(9,672)	(7,025)
Issuance of shares by a subsidiary	1,392	—	—
Other	12	(31)	—

CASH FLOWS FROM FINANCING ACTIVITIES	308	(48,292)	13,524
Exchange rate effect on cash and cash equivalents	(4,398)	(10,962)	9,954

Increase in cash and cash equivalents	70,270	43,039	25,247
CASH AND CASH EQUIVALENTS, beginning of year	145,452	102,413	77,166

CASH AND CASH EQUIVALENTS, end of year	$215,722	$145,452	$102,413

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
     Nature of Operations
      MFC Bancorp Ltd. and Subsidiaries (“the Company”) is in the financial services business and its principal activities focus on merchant banking. This includes financial advisory services, proprietary investing, and trading activities on an international basis which are facilitated by the Company’s banking and trading subsidiaries. The Company seeks investments in many industries while emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Company uses its financial and management expertise to add value within a relatively short time period. The Company also trades in various basic materials primarily on its own account.
      In March 2004, the Company acquired a controlling interest in MFC Industrial Holdings AG, formerly Fahr Beteiligungen AG (“MFC Industrial”). MFC Industrial, through its major subsidiaries, KHD Humboldt Wedag AG group of companies (“KHD”), is engaged in the business of industrial and engineering services in the fields of cement, coal and minerals processing technologies.
      As a result of the MFC Industrial acquisition, effective from April 1, 2004, the Company operates in two reportable business segments: financial services and industrial and engineering services.
     Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company uses the equity method to account for investments when it has the ability to significantly influence the investee’s operating and financial policies. Under the equity method, the investment is initially recorded at cost, then reduced by distributions and increased or decreased by the Company’s proportionate share of the investee’s net earnings or loss. When there is an other than temporary decline in value, the investment is written down and the unrealized loss is included in the results of operations.
      In December 2003, the board of directors declared a distribution of assets consisting of the shares in a subsidiary with a carrying value of $64,718 and an investment in an equity method investee with a carrying value of $7,012, totaling $71,730. Both entities are involved in natural resources production. In December 2004, the Company completed the distribution of the shares. An adjustment of $745 was made to increase the carrying value of the assets distributed to reflect the change in the carrying value since December 2003.
     Cash and Cash Equivalents
      Cash and cash equivalents include highly liquid investments with original maturities of three months or less and are generally interest bearing. The Company regularly maintains cash balances in financial institutions in excess of insured limits. Interest paid on a cash basis was $6,569, $4,001 and $7,188 for the years ended December 31, 2004, 2003 and 2002, respectively. Income tax of $847 was paid in 2004 and income tax paid in 2003 and 2002 were not material.
      As at December 31, 2004, cash of $16,496 (none for 2003) was restricted for use as follows:

Security for current industrial and engineering contracts	$11,006
Collateral for debt currently due	5,122
Other	368

$16,496

      Nonmonetary transactions in 2004 were: (1) the liquidation of a non-wholly owned subsidiary and subsequent distribution of common stock of the Company owned by the subsidiary to minority shareholders of the subsidiary, resulting in an increase to common stock of $2,775, (2) the conversion of a $2,074 loan receivable into shares of common stock of a company accounted for on the equity method, and (3) the conversion of a $2,442 loan receivable into shares of common stock of a company acquired in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Nonmonetary transactions in 2003 include (1) receipt of debentures for financial advisory services in the amount of $6,089, valued based on the fair value of the debentures received, and (2) the reduction of a mining tax liability on resource property of $1,943. At December 30, 2002, the Company exchanged assets located in Europe with a carrying value of $7,292 for a 49% interest in Equitable Industries Limited Partnership. No gain or loss was recorded as a result of the exchange. It was treated as a nonmonetary transaction with an affiliate in 2002.
     Securities
      Securities are classified, based on management’s intentions, as trading account securities, short-term securities and long-term investment securities.
      Trading account securities, which are purchased for sale in the near term by the Company’s banking subsidiary, are stated at their quoted market value with the unrealized gain or loss included in the results of operations. Short-term securities are carried at the lower of aggregate cost or quoted market value. At December 31, 2004 and 2003, the Company had no securities classified as trading account securities.
      Long-term investment securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Equity securities are stated at cost and debt securities at amortized cost unless there has been an other than temporary decline in value, at which time the security is written down and the write-down is included in the results of operations.
      Realized gains or losses on sales of securities are determined on the specific identification basis.
     Loans and Receivables
      Loans are stated at their principal balances net of any allowances for credit losses, accrued interest, reimbursable expenses and unamortized loan fees. Receivables are stated at their principal balances net of any allowance for credit losses. Receivables are considered past due on an individual basis based on the terms of the contracts.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      No loans were considered impaired at December 31, 2004 and 2003 and the Company did not consider it necessary to reserve for any specific loans or receivables, country risks or general risks.
     Derivative Financial Instruments
      Derivative financial instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. These instruments are either exchange-traded or negotiated. Derivatives may be designated as hedges, provided certain criteria are met. As at December 31, 2004 and 2003, the Company has no derivative financial instruments which have been designated as hedges.
      The Company enters into derivative contracts usually to meet the needs of its customers, to take trading positions and to manage the interest rate fluctuation of its debt. These derivatives are marked to market with any unrealized gains or losses recognized immediately in the determination of income.
      The Company held one interest rate swap derivative financial instrument with a notional amount of $8,880 at December 31, 2004 and $13,309 at December 31, 2003. The Company recognized a fair value loss on this derivative of $14 and $79 in 2004 and 2003, respectively, which is included in the determination of net income.
      During 2002, the Company entered into a loan agreement with a client for $49,691, which contained an embedded derivative clause. This embedded derivative was designed to eliminate an inherent foreign currency risk. The loan was repaid in 2003 and there was no realized gain or loss on this embedded derivative.
     Commodity Investments
      Commodity investments consist primarily of metals and paper products held for sale. These investments are stated at the lower of cost (specific identification method) or market and are subject to world-wide market price fluctuation.
     Inventories
      Inventories consist of construction raw materials, work-in-progress (costs and estimated earnings in excess of billings on uncompleted contracts), and finished goods. Inventories are recorded at the lower of cost (specific identification and first-in first-out methods) or market and consist of the following at December 31, 2004:

Raw materials	$4,073
Work in progress	3,907
Finished goods	3,039

$11,019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Real Estate Held for Sale
      Real estate held for sale is stated at cost unless the estimated future undiscounted cash flows expected to result from disposition is less than carrying value, in which case a loss is recognized based on the fair value of similar real estate in the same geographic region. No such losses have been recorded in these consolidated financial statements. The Company’s real estate is being actively marketed and is, therefore, classified as a current asset. Profit or loss on sales of real estate is recognized when the amount of revenue is determinable, certain down payment requirements are met and no significant further involvement remains with respect to the real estate being sold.
     Resource Property
      Resource property is stated at cost. Amortization is provided on the straight-line basis over the period revenue is to be received which will end in 2055. However, if expected future undiscounted cash flows are less than carrying value, a loss will be recognized. No such losses have been recorded in these consolidated financial statements. Accumulated amortization was $2,286 and $1,583 as of December 31, 2004 and 2003, respectively. Amortization expense was $703 in each of 2004, 2003, and 2002.
     Property, Plant and Equipment
      Property, plant and equipment are carried at cost, net of accumulated depreciation. Property, plant and equipment are reviewed periodically for impairment in value using the estimated future undiscounted cash flows. Any resulting write-downs to fair value are charged to the results of operations. No such losses have been recorded in these consolidated financial statements.
      Properties used in natural resource processing facilities were depreciated using the units-of-production method. Units-of-production rates were based on estimated production from existing facilities using current operating methods. Other property, plant, and equipment are depreciated according to the following lives and methods:

	Lives	Method

Buildings	15 to 20 years	straight-line
Investment property (buildings)	20 years	straight-line
Manufacturing plant equipment	3 to 20 years	straight-line
Office equipment	3 to 10 years	straight-line
      Depreciation expense of property, plant and equipment amounting to $9,630 in 2004, $784 in 2003, and $825 in 2002, is included in cost of sales and general and administrative expenses, as applicable. Repairs and maintenance are charged to expense as incurred.
     Asset Retirement Obligations
      The Company accounts for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets under Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3110 “Asset Retirement Obligations.” Under these rules, the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount. The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset. The Company does not currently have any assets subject to asset retirement obligation accounting.
     Goodwill
      Goodwill represents the difference between the acquisition cost of a business and the fair value of its net tangible assets after an allocation has been made for intangible assets with indefinite and finite lives. Goodwill is not amortized but is subject to fair value impairment tests, on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. If any potential impairment is identified, then the amount of the impairment is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit. Any impairment of goodwill is charged to the results of operations in the period in which the impairment is determined.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Equity Component of Convertible Debt
      The Company’s convertible bonds include both a debt and equity component. The proceeds from the bonds have been allocated to those components on a relative fair value basis. The value of the equity component has been accounted for as debt discount which is being amortized to interest expense over the term of the bonds using the effective interest method.
     Revenue Recognition
      Revenues from trading in various basic materials are recognized as agreed upon activities are performed or as assets are disposed of with no substantial further involvement by the Company and collectibility is reasonably assured. Revenues from other financial services are recognized as services are provided and collectibility is reasonably assured.
      Revenue from construction contracts in the Company’s industrial and engineering segment is generally recognized under the percentage of completion method, measured by costs incurred to date to total estimated cost for each contract. This method is used because management considers total cost to be the best available measure of progress on contracts. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used may change in the near term.
      Contract costs include all direct material and labor costs as well as any other direct and indirect cost attributable to each individual contract. General and administrative expenses are charged to expense when incurred. If estimated costs to complete a contract indicate a loss, provision is made in the current period for the total anticipated loss.
      The asset, “costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenue recognized in advance of amounts billed and is included in our inventories. The liability, “billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenue recognized and is included in accounts payable and accrued expenses.
     Provision for Warranty
      The contracts and services of the Company’s industrial and engineering segment are generally covered by product and service warranty that is generally good for one year. Many of the Company’s construction contracts guaranty the plants for a predefined term against technical problems. Each contract defines the conditions under which a customer may make a claim. The provision is calculated per contract based on experience with past contracts. A liability for the estimated warranty expenses is established when the contracts and services are performed and completed, and the warranty expenses are charged to the cost of sales.
     Pensions
      The Company has one defined benefit pension plan for employees of certain KHD companies in Germany who were hired prior to 1997. Employees hired after 1996 are not eligible for such benefits. The liability recognized in the consolidated balance sheet with respect to the defined benefit plan is the present value of the defined obligation at the balance sheet date. The Company relies on independently prepared actuarial reports to record pension costs and pension liabilities, using the projected unit credit method. The report is prepared based on certain demographic and financial assumptions. The variables in the actuarial computation include, but are not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate, and future salary.
     Foreign Currency Translation
      The Company translates foreign assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these translations are included in the equity section of the consolidated balance sheets. The translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely. Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
amounting to $1,233, $8,348, and $453 in 2004, 2003, and 2002, respectively, have been included in general and administrative expenses in the consolidated statements of income.
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
     Stock-Based Compensation
      Until December 31, 2003, the Company followed the intrinsic value based method of accounting for compensation resulting from the granting of stock options to employees, in accordance with CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Effective January 1, 2004, the Company adopted the amended Handbook Section 3870, which requires share-based transactions to be measured on a fair value basis using an option-pricing model. Stock based payments to non-employees are to be expensed based on the fair value of shares or options issued. There have been no stock based payments to non-employees.
      There were no stock options granted during 2004, 2003 or 2002. There was no effect on net income and earnings per share for compensation expense recognized on the basis of fair value of employee stock options granted. Therefore, no reconciliation is provided for the proforma net income and earnings per share.
     Earnings Per Share
      Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted as well as convertible debt computed under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. However, such potential dilution is not recognized in a loss year.
     Estimates
      The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to allowance for credit losses, fair value of financial investments, provisions for warranties, other than temporary impairments of investment securities, accounting for construction contracts, and valuation of commodity investments, property plant and equipment, resource property, goodwill, future income tax assets and provision for income taxes among other items. Therefore, actual results could differ from those estimates.
     Reclassifications
      Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation.
     New Canadian Accounting Standards

Accounting Guideline AcG-15, Consolidation of Variable Interest Entities
      This guideline was issued to provide guidance in determining when a variable interest or special purpose entity is to be consolidated. Management is analyzing the requirements of this new guideline.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting Guideline AcG-18, Investment Companies
      This guideline was issued to provide guidance regarding an investment company’s measurement of its investments; determining whether an entity is an investment company, and when an investor in an investment company should account for the investment company’s investments in the same manner as the investment company accounts for those investments. This guideline will have no affect on the Company.

Financial Instruments
      The CICA issued revisions to Handbook Section 3860 Financial Instruments — Disclosure and Presentation, which changes the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. These revisions became effective on January 1, 2005. Management is analyzing the requirements of this new section.
      The CICA issued Section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement, describing the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Management is analyzing the requirements of this new section.

Comprehensive Income
      The CICA issued Handbook Section 1530, Comprehensive Income, describing how to report and disclose items of comprehensive income and its components. This section is effective for years beginning on or after October 1, 2006.
      The CICA also revised Handbook Section 3250, Surplus, and reissued it as Handbook Section 3251, Equity. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income. Management is analyzing the requirements of these new sections.

Hedges
      The CICA issued Handbook Section 3865, Hedges, describing when and how hedge accounting may be applied. The section is effective for years beginning on or after October 1, 2006. Management is analyzing the requirements of this new section.
Note 2.     Acquisitions
      In March 2004, the Company acquired a controlling interest in MFC Industrial for consideration of $25,296, including capitalized expenses, representing an effective ownership interest of approximately 68% in MFC Industrial. The acquisition of MFC Industrial was accounted for on a step-by-step basis, including the cost of the Company’s pre-existing non-controlling investment in MFC Industrial of $9,091, for a total purchase price of $34,387. Pre-consolidation equity in MFC Industrial’s income in the amount of $81 was recorded on the date of acquisition. MFC Industrial was consolidated since its acquisition date in March 2004. This acquisition is consistent with the Company’s business of proprietary investing. As of December 31, 2004, the Company had increased its ownership of MFC Industrial to 72.8%. No goodwill or other intangible assets were recorded as a result of this acquisition. The fair value of the assets acquired and liabilities assumed at the date of acquisition was allocated as follows:

Current assets	$89,639
Property, plant and equipment and real estate held for sale	55,714
Loans and other non-current assets	38,156

Total assets acquired	183,509
Current liabilities	73,523
Debt and other long-term liabilities	57,254
Minority interest	18,345

Total liabilities assumed	149,122

Net assets acquired	$34,387

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In March 2004, the Company, through various purchases, acquired 1,494,408 common shares of Med Net International, Ltd. (“Med Net”), for cash consideration of $2,285, which resulted in an effective ownership of approximately 62% in Med Net. The acquisition was accounted for on a step-by-step basis, including the cost of the Company’s pre-existing non-controlling investment of $1,057, for a total purchase price of $3,342. This acquisition was not considered a material business combination. No goodwill or other intangible assets were acquired. Med Net was consolidated since its acquisition date. Med Net operates technically advanced eye care centers in China. Med Net also markets medical supplies.
      In April 2004, the Company, through its subsidiary, acquired 233,057 common shares of HIT International Trading AG (“HIT”), for total consideration of $3,656, which resulted in an effective ownership of approximately 60% in HIT. This acquisition was not considered a material business combination. Goodwill of $302 was recorded in connection with this acquisition. HIT was consolidated since its acquisition date. No other intangible assets were acquired. HIT, through its subsidiary, trades primarily in the paper products, which forms an integrated part of the Company’s financial services segment.
      In September 2004, the Company, through its subsidiary, completed the acquisition of 100% of the stated capital of AWP Aluminium Walzprodukte GmbH (“AWP”) in Germany for total consideration of $416. This acquisition was not considered a material business combination. Goodwill of approximately $2,763 was recorded in connection with this acquisition. No other intangible assets were acquired. AWP was consolidated since its acquisition date. AWP, through its wholly-owned subsidiary, manufactures aluminium products, which forms an integrated part of the Company’s financial services segment.
      During 2004, the Company’s banking subsidiary completed the restructuring of SF Factoring AG (“SF Factoring”) and beneficially owns a 75% equity interest in SF Factoring. Consideration paid was $1,361 and goodwill of $1,229 was recorded in connection with this acquisition. No other intangible assets were acquired. This acquisition was not considered a material business combination. SF Factoring was consolidated since its acquisition date. SF Factoring is in the business of leasing and factoring, which forms an integrated part of the Company’s financial services segment.
      The following unaudited proforma information presents the results of operations of the Company as if the acquisitions had taken place on January 1, 2004 and 2003, respectively. The proforma information is not necessarily indicative of the results that would have occurred had the acquisitions taken place at the beginning of the periods presented. Further, the proforma information is not necessarily indicative of future results.

	Year Ended December 31,

	2004	2003

	(Unaudited)
Revenues	$796,021	$714,117
Net income	35,248	40,615
Earnings per share
Basic	2.61	3.11
Diluted	2.57	2.99
Note 3. Goodwill
      The changes in the carrying amount of goodwill are as follows:

	2004	2003

Balance at beginning of year	$16,127	$16,412
Acquisitions	4,294	—
Exchange rate effect	24	(285)

Balance at end of year	$20,445	$16,127

      Based on a review of the fair value of the Company’s reporting units, management has determined that no impairment of goodwill was necessary at December 31, 2004 and 2003, and an impairment of $16,116 was necessary at December 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 4. Securities
      Short-term securities consisted of debt securities of $13,654 and $580 (having stated interest rates ranging from 4.125% to 6.0%), preferred shares of $903 and $1,096 and common shares of $6,556 and $6,736 at December 31, 2004 and 2003, respectively. Holding gains of $8, $12 and $415 were included in the results of operations for years ended December 31, 2004, 2003 and 2002, respectively.
      Long-term securities consist of the following at December 31:

	Unrealized Gains and Losses

	2004				2003

		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	Unrealized	Unrealized	Market	Carrying	Unrealized	Unrealized	Market
	Value	Gains	Losses	Value	Value	Gains	Losses	Value

Debt	$—	$—	$—	$—	$19,229	$—	$—	$19,229
Preferred shares	299	—	—	299	299	—	—	299
Common shares	9,559	501	—	10,060	17,023	—	3,342	13,681

	$9,858	$501	$—	$10,359	$36,551	$—	$3,342	$33,209

      At December 31, 2004 and 2003, the Company had long-term investments in the common shares of eleven and six affiliates with a carrying value of $8,922 and $13,460, respectively.
      The maturity of securities is as follows at December 31, 2004:

	Remaining Terms

	Within	1 to 3	3 to 5	More than	No Specific	2004	2003
	1 Year	Years	Years	5 Years	Maturity	Total	Total

Short-term securities:
Debt:
Governments	$—	$5,493	$1,292	$—	$—	$6,785	$—
Other issuers	1,222	2,473	2,571	603	—	6,869	580

	1,222	7,966	3,863	603	—	13,654	580
Equities:
Preferred shares	—	—	—	—	903	903	1,096
Common shares	—	—	—	—	6,556	6,556	6,736

	—	—	—	—	7,459	7,459	7,832

Total	1,222	7,966	3,863	603	7,459	21,113	8,412
Long-term securities:
Debt:
Governments	—	—	—	—	—	—	12,289
Other issuers	—	—	—	—	—	—	6,940

	—	—	—	—	—	—	19,229
Equities:
Preferred shares	—	—	—	—	299	299	299
Common shares	—	—	—	—	9,559	9,559	17,023

	—	—	—	—	9,858	9,858	17,322

Total	—	—	—	—	9,858	9,858	36,551

Total securities	$1,222	$7,966	$3,863	$603	$17,317	$30,971	$44,963

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 5. Loans

	2004	2003

Bank loans, collateralized by traded securities and other assets, amounts due from one company of $5,489 and $5,091 at December 31, 2004 and 2003, respectively, are collateralized by patents	$6,382	$6,899
Other loans, collateralized by traded securities, receivables, inventories and other tangible assets, due from two companies $18,145 at December 31, 2004 and due from two companies $6,319 at December 31, 2003	20,483	9,973

	$26,865	$16,872

      Loan maturities:

	Within	1 — 5	More than	2004
	1 Year	Years	5 Years	Total

Bank loans	$1,532	$4,850	$—	$6,382
Other loans	8,284	2,338	9,861	20,483

	$9,816	$7,188	$9,861	$26,865

      Bank loans generally earn interest ranging from 3.5% to 7.2% and other loans generally earn interest ranging from 3.1% to 7.0% as of December 31, 2004.
      At December 31, 2004, other loans include $9,546 due from four affiliates in which the Company has a less than 20% equity interest. At December 31, 2003, other loans include $1,482 due from two affiliates in which the Company has a less than 20% equity interest.
Note 6. Receivables

	2004	2003

Commodity transactions	$32,959	$32,369
Industrial and engineering services	31,449	—
Sale of a subsidiary	—	4,884
Sale of investment	—	6,556
Short-term advances	—	1,277
Investment income	5,628	400
Pension plan recovery	1,812	1,587
Government taxes	2,080	646
Due from affiliates	16,664	373
Other	7,534	2,275

	$98,126	$50,367

Note 7. Property, Plant and Equipment

	2004			2003

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Natural resource processing facility	$—	$—	$—	$58,165	$—	$58,165
Buildings	2,424	(1,030)	1,394	—	—	—
Investment property	12,232	(3,657)	8,575	—	—	—
Manufacturing plant equipment	16,026	(5,086)	10,940	3,579	(254)	3,325
Office equipment	2,626	(1,427)	1,199	1,477	(732)	745

	$33,308	$(11,200)	$22,108	$63,221	$(986)	$62,235

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 8. Contracts in Progress
      Information relative to contracts in progress at December 31, 2004, is as follows:

Costs incurred to date on uncompleted contracts	$69,660
Estimated earnings recognized to date on these contracts	13,957

83,617
Less billings to date	(120,526)

$(36,909)

      This amount is included in the balance sheet as follows:

Costs and estimated earnings in excess of billings on uncompleted contracts (included in inventories)	$3,907
Billings in excess of costs and estimated earnings on uncompleted contracts (included in accounts payable and accrued expenses)	(40,816)

$(36,909)

      The following represents the Company’s backlog of contracts as of December 31, 2004, which includes executed contracts only:

Contracts in process
Total contract amount	$392,350
Less revenue recognized through December 31, 2004	(83,617)

Total backlog at December 31, 2004	$308,733

      There were no contracts in progress at December 31, 2003.
      KHD has facilities under credit lines of up to a maximum of $57,000 with a bank which issues performance bonds. The credit lines relate to KHD’s industrial and engineering contracts. As of December 31, 2004, $52,500 of the available credit lines has been committed, however, there are no claims outstanding against the credit lines at that date. Up to $40,730 of the credit lines are collateralized by KHD’s interest in its subsidiaries and certain other assets.
Note 9. Accounts Payable and Accrued Expenses

	2004	2003

Accounts payable	$98,115	$40,444
Billings in excess of costs and estimated earnings on uncompleted contracts	40,816	—
Bank overdrafts	1,044	3,137
Property and other taxes	4,165	1,487
Affiliates	906	1,138
Commissions and severance	1,626	803
Interest	975	392
Other	12,365	6,304

	$160,012	$53,705

Note 10. Deposits
      All deposits at December 31, 2004 and 2003, were payable to clients of the Company’s banking subsidiary on demand and bear interest at not more than .25%. The banking subsidiary conducts limited commercial banking. At December 31, 2004, deposits from three affiliates in which the Company has a more than 20% equity interest amounted to $21,759. At December 31, 2003, deposits from three affiliates in which the Company has a less than 20% equity interest amounted to $12,694.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 11. Provision for Warranty
      Warranty activity in 2004 consisted of:

Balance at the time of the acquisition of KHD	$15,225
Costs incurred	(3,876)
Warranty reserves established on completed contracts	3,625
Reversal of reserves at end of warranty period	(1,587)
Exchange differences	(187)

Balance, December 31, 2004	$13,200

      Included in the consolidated balance sheet as follows:

Current portion	$11,641
Long-term portion	1,559

$13,200

Note 12. Notes Payable
      The Company’s financial services segment has line of credit arrangements with banks under which it may borrow up to a maximum aggregate amount of $193,875 (€119,000) currently, of which $7,700 and none was outstanding as of December 31, 2004 and 2003, respectively. The lines expire at various dates beginning from April 2005 and require quarterly interest payments at interest rates ranging from 2.6% to 3.88%. Certain of the lines are on a revolving basis with termination rights retained by the banks. The lines are collateralized by commodity transaction receivables of $24,819, cash deposits of $1,701, and commodity investments of $9,598 at December 31, 2004.
      The Company’s industrial and engineering services segment has line of credit arrangements with banks under which it may borrow up to a maximum aggregate amount of $10,787 (€6,621) currently, of which $10,671 and none was outstanding as of December 31, 2004 and 2003, respectively. The lines are due on demand and require monthly interest payments at interest rates ranging from 3.61% to 13%. The lines are collateralized by real estate at December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 13. Long-term Debt

	2004	2003

Bonds payable, US$12,647 at December 31, 2003, interest at 8%, unsecured, non-recourse. Redeemed in full in 2004.	$—	$16,340
Bonds payable, €2,523 at December 31, 2004, interest at 4.4%, interest due annually in December, principal due December 2009, unsecured. These bonds are convertible into common shares of the Company at various contractually fixed prices increasing each year over the next five years ranging from €17.36 to €22.15 per share.	3,995	—
Bonds payable, US$1,316 and US$1,674 at December 31, 2004 and 2003, respectively, interest at 5%, principal and interest due December 2006, unsecured.	1,584	2,163
Note payable to a bank, €5,450 at December 31, 2004, interest at six-month Euribor plus 1.5% (resulting in a rate of 4.61%), interest and principal payments of $2,220 (€1,363) due semi-annually beginning June 2003, due in full December 2006, secured by commodity transactions receivables.	8,880	13,309
Note payable to a corporation, interest at six-month Euribor plus 2% (resulting in a rate of 3.98%), interest due annually and principal due on demand, secured by cash deposit of $3,421.	3,421	—
Note payable to a bank, interest at 10% due annually and principal due December 2009, secured by real estate.	2,441	—
Note payable to a bank, interest at 3.5% due annually and principal due March 2006, secured by a building.	1,581	—
Other	654	1,485

	22,556	33,297
Less current portion	(8,173)	(5,921)

	$14,383	$27,376

      As of December 31, 2004, the principal maturities of debt are as follows:

Maturity	Amount

2005	$8,173
2006	7,657
2007	—
2008	290
2009	6,436

$22,556

Note 14. Income Taxes
      Income before income taxes and minority interests consists of:

	2004	2003	2002

Canadian	$3,339	$4,587	$36,427
Foreign	35,076	45,798	10,753

	$38,415	$50,385	$47,180

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The recovery of (provision for) income taxes consists of the following:

	2004	2003	2002

Current
Canadian	$(109)	$(202)	$(1,004)
Foreign	(1,247)	(529)	(589)
Future
Canadian	(89)	221	301
Foreign	5,613	(327)	4,789

	$4,168	$(837)	$3,497

      A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

	2004	2003	2002

Income before income taxes and minority interests	$38,415	$50,385	$47,180

Computed provision for income taxes at statutory rates	$(12,339)	$(17,191)	$(17,041)
(Increase) decrease in taxes resulting from:
Nontaxable dividend income	1,733	1,695	1,795
Foreign statutory tax rate differences	1,926	3,740	2,286
Other permanent differences	933	4,731	7,807
Valuation allowance, net of acquisitions	3,840	12,480	2,526
Non-capital tax loss carryforwards lost from change in subsidiary’s jurisdiction	—	(5,323)	—
Non-capital tax loss carryforwards acquired from purchase of subsidiary	8,200	—	6,124
Other, net	(125)	(969)	—

Recovery of (provision for) income taxes	$4,168	$(837)	$3,497

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effect of temporary differences that give rise to significant components of future tax assets and liabilities are as follows:

	2004	2003

Future income tax assets:
Non-capital tax loss carryforwards:
Canada	$1,900	$227
Switzerland	1,090	1,682
Austria	2,060	3,103
Germany	39,100	—
England	120	—

	44,270	5,012
Pension liability	2,740	—
Other	1,570	—

	48,580	5,012
Valuation allowance	(30,982)	(5,012)

Future income tax assets	$17,598	$—

Future income tax assets are included in the consolidated balance sheet as follows:
Current	$8,021	$—
Non-current	9,577	—

	$17,598	$—

Future income tax liabilities:
Difference in tax basis of assets acquired in the United States	$—	$(387)
Uncompleted contracts	(4,606)	—
Other	(1,668)	—

Future income tax liabilities	$(6,274)	$(387)

      Management believes that, due to the nature of its operations, the Company’s available tax loss carryforwards may not be fully utilized.
      At December 31, 2004, the Company had estimated accumulated non-capital losses which expire in the following countries as follows:

Year	Canada	Switzerland	Austria	Germany	England

2005	$—	$—	$—	$—	$—
2006	4	—	—	—	—
2007	2,136	340	—	—	—
2008	—	250	—	—	—
2009	1,380	—	—	—	—
2010-2020	2,390	2,800	—	—	—
Indefinite	—	—	6,430	121,700	375

	$5,910	$3,390	$6,430	$121,700	$375

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 15. Earnings Per Share
      Earnings per share data for years ended December 31 from operations is summarized as follows:

	2004	2003	2002

Basic earnings from operations available to common shareholders	$36,951	$49,116	$50,755
Effect of dilutive securities
Interest on convertible bonds	327	1,599	1,735

Diluted earnings from operations	$37,278	$50,715	$52,490

	Shares

	2004	2003	2002

Basic earnings per share, weighted average number of common shares outstanding	13,520,221	13,054,727	12,931,117
Effect of dilutive securities:
Convertible bonds	298,153	1,020,951	1,030,038
Options	—	52,943	209,006

Weighted average number of common shares outstanding — diluted	13,818,374	14,128,621	14,170,161

Note 16. Stock Option Plan
      The Company has a stock option plan which enables certain employees and directors to acquire common shares. Under the plan, options vest on grant and have a five-year term. The Company is authorized to issue up to 2,762,000 shares under this plan, of which 1,397,500 had been granted and exercised, and 1,364,500 are available for granting in future periods.
      Following is a summary of the status of the plan:

		Weighted Average
	Number of	Exercise Price Per
	Shares	Share

Outstanding at December 31, 2001	1,025,000	$10.77
Exercised	(157,500)	(10.49)
Forfeited	(372,500)	(11.43)
Outstanding at December 31, 2002	495,000	10.05
Exercised	(487,500)	(10.04)
Forfeited	(7,500)	(10.50)
Outstanding at December 31, 2003 and 2004	—	$—

Note 17. Commitments and Contingencies

Leases
      Future minimum commitments under long-term non-cancelable leases are as follows for the next five years:

Year	Amount

2005	$2,710
2006	5,257
2007	2,234
2008	1,495
2009	1,368

$13,064

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Rent expense was $6,884, $1,919 and $1,166 for the years ended December 31, 2004, 2003 and 2002, respectively.

Litigation
      The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2004.

Guarantees
      The Company has provided a five-year guarantee expiring August 2007 to a former affiliate with respect to a $1,656 asset sale transaction. The Company has provided a guarantee expiring March 2005 to a former subsidiary with respect to their contractual payment obligations to a vendor for up to a maximum of €3,500 ($5,702 at December 31, 2004). During 2004, a subsidiary issued several performance bonds aggregating $277. Our banking subsidiary had guarantees in the amount of $313 outstanding as of December 31, 2004. KHD had outstanding guarantees to customers and suppliers aggregating $47,736 as of December 31, 2004, relating to its contract performance and its product warranty. Guarantees are provided in the normal course of the Company’s business.

Regulations
      The Company’s wholly-owned banking subsidiary is located in Switzerland. The subsidiary is subject to the rules and regulations of the Swiss Federal Banking Commission which require equity capital amounting to $8,088 to be maintained as of December 31, 2004. The subsidiary is in compliance with this regulation as of December 31, 2004.
Note 18. Interest Rate Sensitivity Position
      Management has analyzed the bank subsidiary’s interest rate sensitivity position at December 31, 2004. Because of the current nature (over 80% of assets and liabilities and off-balance sheet positions are due within three months) of the bank subsidiary’s position, the total interest rate gap is not significant at December 31, 2004, assuming no interest rate hedging is undertaken over the next twelve months.
Note 19. Pension Benefits
      The Company maintains a defined benefit plan that provides pension benefits for the employees of certain KHD companies in Germany who were hired prior to 1997, as a result of the Company’s acquisition of MFC Industrial in March 2004. Employees of KHD hired after 1996 are not eligible for such benefits. The employees are not required to make contributions to the plan.
      The defined benefit plan is unfunded and, therefore, does not have any plan assets. Also, the plan has no unamortized prior service costs or gains or losses.
      The table below shows the net pension expense and the change in benefit obligations of the plan.

Accrued benefit obligation, at the time of acquisition of MFC Industrial	$36,330
Current service cost	33
Interest cost	1,389

Net pension cost	1,422
Cash benefit payments	(1,468)
Exchange difference	508

Accrued benefit obligation, end of year	$36,792

      An actuarial report is completed yearly as at December 31. Significant actuarial assumptions for the accrued benefit obligation (which approximates the projected benefit obligation) and the benefit cost as at December 31, 2004, and for the year then ended are:

Weighted average discount rate	5.5%
Rate of increase in future compensation	1.5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Under the German laws, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to the Company.
Note 20. Business Segment Information
      Effective from April 2004, the Company operates in two reportable business segments: financial services and industrial and engineering services. The segments are managed separately because each business requires different production and marketing strategies. Intersegment transactions are accounted for under normal business terms.
      Summarized financial information concerning the segments for 2004 is shown in the following table. No such segment information is provided for 2003 and 2002 since the Company operated in only one segment during those years.

	Year ended December 31, 2004

		Industrial and
	Financial	Engineering
	Services	Services	Total

Revenues from external customers	$498,672	$199,092	$697,764
Intersegment revenues	274	120	394
Interest expense
External	3,904	3,539	7,443
Intersegment	120	80	200
Income from operations before income taxes and minority interests	21,359	17,056	38,415

	As at December 31, 2004

		Industrial and
	Financial	Engineering
	Services	Services	Total

Segment assets	$359,491	$254,905	$614,396
Less: intercorporate investment			(10,697)

Consolidated total assets			$603,699

Equity method investments	10,353	8,137	18,490
Cash expenditures for capital assets and goodwill	1,426	2,267	3,693
      The following table presents revenues attributed to Canada, the Company’s country of domicile, and other geographic areas based upon the customer’s location:

	2004	2003	2002

Canada	$10,042	$7,872	$26,006
Europe	403,804	391,282	254,564
United States	46,320	9,563	3,559
Asia	207,320	—	—
Africa	23,522	796	210
Other	6,756	—	—

	$697,764	$409,513	$284,339

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table presents long-lived and total assets by geographic area based upon the location of the assets.

	2004		2003

	Long-lived	Total	Long-lived	Total

Canada	$35,345	$74,359	$36,062	$58,884
Europe	40,560	427,587	20,179	271,778
United States	302	36,171	—	15,047
Asia	932	42,868	—	—
Africa	191	9,330	58,165	58,868
Other	564	13,384	—	—

	$77,894	$603,699	$114,406	$404,577

      There were no revenue concentrations in 2004, 2003, or 2002.
Note 21. Fair Value of Financial Instruments
      The fair value of financial instruments at December 31 otherwise not disclosed in the financial statements is summarized as follows:

	2004		2003

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents (including restricted cash)	$232,218	$232,218	$145,452	$145,452
Short-term securities	21,113	21,113	8,412	8,412
Loans	26,865	26,865	16,872	16,872
Receivables	98,126	98,126	50,367	50,367
Accounts payable and accrued expenses	160,012	160,012	53,705	53,705
Deposits	46,523	46,523	22,185	22,185
Notes payable and debt	40,927	41,042	33,297	35,958
Interest rate swap derivative contract, liability	93	93	79	79
      The fair value of cash and cash equivalents is based on reported market value. The fair value of short-term securities is based on quoted market prices. The fair value of loans is based on the value of similar loans. The fair value of receivables and accounts payable and accrued expenses approximates carrying value as they are subject to normal trade credit terms. The fair value of deposits approximates their carrying value as they are all due on demand. The fair value of debt was determined using discounted cash flows at prevailing market rates or based on reported market value for the Company’s publicly traded debt. The fair value of the interest rate swap is obtained from dealer quote. This value represents the estimated amount the Company would pay to terminate the agreement taking into consideration current interest rates, the credit-worthiness of the counterparties, and other factors. The Company does not anticipate nonperformance with respect to any of its derivative financial instruments.
Note 22. Transactions with Affiliates
      During 2004, a subsidiary of the Company sold real estate properties to a corporation in which the subsidiary owns approximately 19%. The majority shareholder of the purchaser corporation placed cash deposits and other securities with the Company’s banking subsidiary. The Company has an irrevocable right to deduct the purchase price from the cash deposits and other securities account. The sale resulted in a gain of $7,843 and the Company has a receivable of $15,868 at December 31, 2004, of which $3,781 was collected in cash in February 2005. The receivable is non-interest bearing and is secured by the cash deposits and other securities account and the real estate sold. Neither the Company nor its subsidiaries have any continuing involvement with the property.
      The Company sold $926 and purchased $19,574 from an affiliate during 2004 in the normal course of commodities trading transactions. The Company’s interest in the affiliate was sold in July 2004 and it was not related after that date. The Company also purchased $11,531 from another affiliate during 2004 in the normal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
course of commodities trading transactions. The Company also sold commodities amounting to $7,840 and $3,490 in the normal course to three affiliates and one affiliate during 2003 and 2002, respectively, $2,967 and $2,856 of which is included in receivables from commodity transactions at December 31, 2003 and 2002, respectively.
      During 2004, 2003 and 2002, the Company earned fees in the normal course from affiliated entities amounting to $4,025, $4,579 and $9,164 (of which $4,115 was a merchant bank client where the Company’s president is also the president of the affiliate), respectively. In 2002, the Company sold real estate to an affiliate for $4,202 on which no gain or loss has been recognized. The Company earned dividends of $5,395, $4,900 and $4,900 on preferred shares of stock in an affiliate in 2004, 2003 and 2002, respectively, of which $4,995 is included in other receivables at December 31, 2004. Of this dividend receivable, $4,756 was collected in cash in January 2005. In addition, the Company had a long-term liability of $415 payable to an affiliate. Generally, the Company has representation on the board of an affiliate and/or a significant equity interest.
      These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the affiliated parties.
Note 23. United States Generally Accepted Accounting Principles
      The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

	December 31

	2004	2003	2002

Reconciliation of Net Income
Net income in accordance with Canadian GAAP	$36,951	$49,116	$50,755
Interest accretion on convertible bonds	22	—	—

Net income in accordance with U.S. GAAP	$36,973	$49,116	$50,755

Basic earnings per common share U.S. GAAP	$2.73	$3.76	$3.93

Diluted earnings per common share U.S. GAAP	$2.70	$3.59	$3.70

Retained earnings in accordance with U.S. GAAP	$208,453	$172,144	$194,758

Comprehensive Income
Net income in accordance with U.S. GAAP	$36,973	$49,116	$50,755
Other comprehensive income, net of tax
Foreign currency translation adjustment	4,920	(35,851)	14,281
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the year	647	(3,524)	2,151
Reclassification adjustment for gains realized in net income	—	(182)	(233)
Reclassification adjustment for shares becoming trading securities	(58)	—	—
Reclassification adjustment for shares becoming subsidiaries or equity method investments	3,257	—	—
Reclassification adjustment for other than temporary decline in value	—	66	—

Net unrealized gains (losses)	3,846	(3,640)	1,918

Other comprehensive income	8,766	(39,491)	16,199

Comprehensive income	$45,739	$9,625	$66,954

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securities
      U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. Any unrealized holding gains or losses are to be reported as a component of other comprehensive income until realized for available-for-sale securities, and included in earnings for trading securities.
      At December 31, 2004, investment in one trading security represented approximately 28% of total investments in trading securities. At December 31, 2003, investment in one trading security represented approximately 58% of total investment in trading securities.
      The fair value of trading securities is summarized as follows:

	December 31

	2004	2003

Debt securities	$13,654	$580
Preferred shares	903	1,096
Common shares	4,796	6,736

	$19,353	$8,412

      Available-for-sale securities consist of common shares at December 31, 2004. Available-for-sale securities consist of common shares, preferred shares and debt securities at December 31, 2003 and 2002. At December 31, 2004 and 2003, securities in one and three companies represented 96% and 54%, respectively, of the total available-for-sale securities of $902 and $33,209. The cost of these securities was $398 and $36,551 at December 31, 2004 and 2003, respectively. The proceeds from the sale of these securities amounted to nil, $2,519, and $1,330, which resulted in realized gains of nil, $182, and $233, during 2004, 2003 and 2002, respectively. At December 31, 2004, 2003 and 2002, respectively, net unrealized holding gains (losses) included in accumulated other comprehensive income was $504, $(3,342), and $298. No available-for-sale securities at December 31, 2004, were in a loss position.

Convertible Bonds
      The Company accounts for its convertible bonds in accordance with their contractual terms and, as such, they are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire face value of the convertible bonds is treated as debt, with interest expense based on the coupon rate of 4.4%.

New United States Accounting Standards
      Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payments (“SFAS 123R”) eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, to stock compensation awards issued to employees. Management is analyzing the requirements of this statement.
      SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4 deals with inventory pricing with respect to abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company’s financial statements.
      SFAS No. 153, Exchanges of Nonmonetary Assets amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company’s financial statements.
      FIN No. 46(R) revised FIN No. 46, “Consolidation of Variable Interest Entities”, requiring the consolidation by a business of variable interest entities in which it is the primary beneficiary. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company’s financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) which provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. The FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”’, which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The Company does not expect the adoption of this consensus or FSP to have a material impact on its consolidated financial statements.
      The EITF reached a consensus on Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share” (“EITF 04-8”), which addresses when the dilutive effect of contingently convertible debt instruments should be included in diluted earnings (loss) per share. Upon ratification by the Financial Accounting Standards Board, EITF 04-8 will become effective for reporting periods ending after December 15, 2004. The adoption of EITF 04-8 did not have an impact on diluted earnings (loss) per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders
MFC Bancorp Ltd.
      Our report on the consolidated financial statements of MFC Bancorp Ltd. is included on page 46 of this Form 20-F. In connection with our audits of such financial statements, we have also audited the related financial statement Schedule I of this Form 20-F.
      In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Peterson Sullivan PLLC
Seattle, Washington
March 18, 2005

MFC BANCORP LTD.
SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS

	As at December 31,

	2004	2003

	(Dollars in thousands)
ASSETS
Current
Cash and securities	$253,331	$153,864
Loans	9,816	14,375
Receivables	98,126	50,367
Commodity investments	25,775	10,964
Inventories	11,019	—
Real estate held for sale	42,924	3,380
Contract deposits, prepaid and other	21,819	2,267
Future income tax assets	8,021	—

Total current assets	470,831	235,217
Non-current
Securities	9,858	36,551
Loans	17,049	2,497
Property, plant and equipment	22,108	62,235
Resource property	35,341	36,044
Goodwill	20,445	16,127
Equity method investments	18,490	15,906
Future income tax assets	9,577	—

Total non-current assets	132,868	169,360

	$603,699	$404,577

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$160,012	$53,705
Notes payable and debt	26,544	5,921
Deposits	46,523	22,185
Provision for warranty costs	11,641	—
Stock distribution payable	—	71,730
Future income tax liability	6,274	387

Total current liabilities	250,994	153,928
Long-term liabilities
Debt	14,383	27,376
Pension liabilities	36,792	—
Other long-term liabilities	2,799	—

	53,974	27,376

Total liabilities	304,968	181,304
Minority interests	29,310	4,826
Shareholders’ equity	269,421	218,447

	$603,699	$404,577

STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2004	2003	2002

Financial services revenue	$498,672	$409,513	$284,339
Industrial and engineering services revenue	199,092	—	—
Expenses
Financial services	430,945	329,549	175,792
Industrial and engineering services	158,329	—	—
General and administrative	62,632	25,187	35,758
Goodwill impairment	—	—	16,116
Interest	7,443	4,392	9,493
Income taxes recovery (provision)	4,168	(837)	3,497
Minority interest	(5,632)	(432)	78

Net income	$36,951	$49,116	$50,755

STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2004	2003	2002

Net cash provided by operating activities	$60,209	$37,363	$20,847
Net cash (used in) provided by investing activities	14,151	64,930	(19,078)
Net cash (used in) provided by financing activities	308	(48,292)	13,524
Exchange rate effect on cash and cash equivalents	(4,398)	(10,962)	9,954

Net change in cash	70,270	43,039	25,247
Cash and cash equivalents, beginning of year	145,452	102,413	77,166

Cash and cash equivalents, end of year	$215,722	$145,452	$102,413

Item 19	Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.1	Articles of Amalgamation.(1)
1.2	By-laws.(1)
1.3	Certificate of Continuance(6)
1.4	Notice of Articles(6)
1.5	Articles**
2.1	Master Trust Indenture between MFC and Norwest Bank Minnesota, National Association, as trustee, dated March 31, 1998.(1)
2.2	Trust Indenture between MFC and Computershare Trust Company of Canada, dated January 7, 2004(7)
4.1	Memorandum of Agreement between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated November 24, 1987.(2)
4.2	Amendment to Mining Lease between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated January 1, 1987.(2)
4.3	First Amendment to Memorandum of Agreement between MFC and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc.(2)
4.4	Assignment Agreement between MFC and Prada Holdings Ltd. Dated as of January 1 1992.(1)
4.5	Separation Agreement between Mercer International Inc. and MFC dated for reference March 29, 1996.(1)
4.6	Purchase Agreement between MFC and Volendam Securities C.V. dated for reference May 17, 1996.(1)
4.7	Purchase Agreement between MFC and Volendam Securities C.V. dated for reference May 27, 1996.(1)
4.8	Share Purchase Agreement between MFC and Frederick Wong dated June 6, 1996.(1)
4.9	Subscription Agreement between MFC and Drummond Financial Corporation dated June 20, 1996.(1)
4.10	Share Purchase Agreement between MFC and Med Net International Ltd. Dated June 20, 1996.(1)
4.11	Share Purchase Agreement among MFC and various shareholders of Logan International Corp. dated June 20, 1996.(1)
4.12	Subscription Agreement between Drummond Financial Corporation and Logan International Corp. dated June 20, 1996. Incorporate by reference to Logan International Corp.’s Form 8-K dated June 27, 1996.
4.13	Share Purchase Agreement between Lehman Brothers Bankhats AG and MFC dated October 3, 1996.(1)
4.14	Purchase Agreement between MFC and Robabond Holding AG dated June 27, 1997.(1)
4.15	Share Purchase Agreement between MFC and Procom Holding AG dated September 22, 1997.(1)
4.16	Supplementary Agreement to Share Purchase Agreement between MFC and Procom Holding AG dated September 22, 1997.(1)
4.17	Agreement between MFC and the holders of MFC’s Class A Preferred Shares dated December 1, 1996.(1)
4.18	Subscription Agreement between MFC and Logan International Corp. dated December 2, 1996. Incorporated by reference to MFC’s Schedule 13D/A (Amendment No. 1) dated December 16, 1996 with respect to Logan International Corp.
4.19	Shareholder Protection Rights Plan Agreement between MFC and Montreal Trust Company of Canada dated as of May 18, 1993.(1)
4.20	Amended 1997 Stock Option Plan of MFC.(1)
4.21	Amended and Restated Employment Agreement between MFC and Michael J. Smith made effective as of November 20, 2000.(1)
4.22	Director’s Indemnity Agreement between MFC and Michael J. Smith dated for reference November 20, 2000.(1)
4.23	Indemnity Agreement between MFC and Roy Zanatta dated for reference November 20, 2000.(1)

Exhibit
Number	Description

4.24	Investment and Restructuring Agreement among Sutton Park International Limited, Garda Investments Corp., MFC, Glamiox Beteiligungsverwaltunds GmbH, Hovis GmbH, Jurriaan J. Hovis, Johannes Hovis and Ferdinand Steinbauer dated for reference October 1, 2001.(1)
4.25	Owners’ Agreement among Garda Investments Corp., Glamiox Beteiligungsverwaltunds GmbH, Jurriaan J. Hovis and Ferdinand Steinbauer dated for reference October 1, 2004.(1)
4.26	Dividend Trust Settlement Agreement between MFC and The Dividend Trust Committee of the Board of Directors of MFC Bancorp Ltd. dated for reference December 21, 2001.(1)
4.27	Share Sale Agreement among Newmont Australia Limited, Newmont LaSource S.A.S., and MFC dated August 7, 2002.(4)
4.28	Royalty Deed among MFC, Newmont Australia Limited and Newmont LaSource S.A.S. dated August 7, 2002.(4)
4.29	Arrangement Agreement between Trimble Resources Corporation Resources Corporation and MFC dated May 17, 2002.(4)
4.30	Stock Purchase Agreement among Occidental (East Shabwa) LLC, Intercap Yemen, Inc. and MFC dated July 23, 2002.(4)
4.31	Share Purchase Agreement between Mazak Ltd. and Trident Alloys Ltd. dated July 24, 2003(5)
4.32	Trust Indenture, dated January 7, 2004, between MFC Bancorp Ltd. and Computershare Trust Company of Canada, as Trustee, for the issuance of 4.4% Convertible Unsecured Subordinated Bonds due December 31, 2009.**
4.33	General Security Agreement made as of October 11, 2004 between Med Net International Ltd., as Debtor, and MFC Bancorp Ltd., MFC Commodities GmbH and Sutton Park International Ltd., as Secured Parties, as security for the present and future indebtedness of the Debtor and as a supplement to the existing demand guarantee.**
4.34	Share Pledge Agreement made as of October 12, 2004 between Med Net International Ltd., as Pledgor, and MFC Bancorp Ltd., MFC Commodities GmbH and Sutton Park International Ltd., as additional security for the Secured Liabilities.**
4.35	General Security Agreement made as of October 12, 2004 between Lasernet Limited, as Debtor, and MFC Bancorp Ltd., MFC Commodities GmbH and Sutton Park International Ltd., as Secured Parties, as security for the present and future indebtedness of the Debtor and as a supplement to the existing demand guarantee.**
4.36	Share Pledge Agreement made as of October 12, 2004 between Lasernet Limited, as Pledgor, and MFC Bancorp Ltd., MFC Commodities GmbH and Sutton Park International Ltd., as additional security for the Secured Liabilities.**
4.37	Variation Agreement, dated December 22, 2004, between MFC Bancorp Ltd. and Sutton Park International Limited, varying MFC Bancorp’s interest obligation to Sutton Park International Limited in respect of the 4.4% Convertible Unsecured Subordinated Bond in the principal amount of €6,786,436, maturing December 31, 2009.**
8.1	Significant subsidiaries of MFC Bancorp Ltd.:
Blake International, Inc.
MFC Merchant Bank S.A.
Sutton Park International Ltd.
Trimble Resources Corporation
32565 Yukon Inc.
Robabond Holding AG
MFC Commodities AG
New Image Investment Company Limited
Harfree Holdings Limited
Constitution Insurance Company of Canada
Garda Investments Corp.
MFC Financial Services GmbH
AWP Aluminium Walzprodukte GmbH
MAW Mansfelder Aluminiumwerk GmbH
DTA Holding AG
CVD Financial Corporation
Winford Finance Corp.
Alson Enterprises Corp.
Mazak Limited
Mazak Slovakia s.r.o.

Exhibit
Number		Description

Hovis Commodities Trading GmbH
MFC Commodities GmbH
JH Trade & Financial Service GmbH
IC Management Service GmbH
Global Bulk Transport GmbH
MFC Pulp & Paper GmbH
Danzas Corp.
HIT International AG
HIT Paper Trading GmbH
K-Logistics GmbH
MFC Industrial Holdings AG
KHD Humboldt Wedag AG
Rhine Venture Invest S.A.
Zementanlagenbau Dessau GmbH
EKOF Flotation GmbH
Humboldt Wedag Australia Pty Ltd.
Humboldt Wedag Inc.
Humboldt Wedag (S.A.) (Pty) Ltd.
Humboldt Wedag India Ltd.
Altmark Industriepark AG
Swiss Factoring AG
ZAB Industrietechnik & Service GmbH
Med Net International Ltd.
Lasernet Ltd.
Mednet (Shanghai) Medical Technical Developing Co., Ltd.
MFC Shanghai Commodities Ltd.
Lasernet Medical Equipment Industrial (Shenzhen) Co. Ltd.
Chongqing MFC Medical Management Consulting Co., Ltd.
11.1		Code of Ethics(7)
12	.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael J. Smith.
13	.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Michael J. Smith

**	Filed herewith.

(1)	Incorporated by reference to our Form 20-F’s filed in prior years.

(2)	Incorporated by reference to our Form 10-K for the year ended December 31, 1989.

(3)	Incorporated by reference to our Schedule 13D dated June 27, 1996 with respect to Logan International Corp.

(4)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 28, 2003.

(5)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on August 7, 2003.

(6)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on November 23, 2004.

(7)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 26, 2004.

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
Dated: April 6, 2005