Form 20-F
period 2005-12-31
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
filed 2006-04-03
CIK 16859

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to
Commission file number 001-04192
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s Name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive office)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

Not Applicable	Not Applicable
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, Without Par Value
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
(Title of Class)
        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
        There were 13,635,384 common shares, without par value, issued and outstanding as of December 31, 2005.
        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐        No ☑
        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☑        No ☐
        Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑        No ☐
        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐        Accelerated filer ☑        Non-accelerated filer ☐
        Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☑        Item 18 ☐
        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    Yes ☐        No ☑
        (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes ☐        No ☐

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR FELLOW SHAREHOLDERS
The year 2005 was a year of transition for KHD Humboldt Wedag International Ltd. (“KHD”). We have been transforming ourselves from a financial services company to a global industrial plant engineering company. Given the more attractive multiples of publicly traded companies in the engineering and industrial plant equipment field, we believe this change will realize the greatest value for our shareholders. Accordingly, we have now set out to better align KHD with this peer group. Our strategy is to establish KHD as a competitive, financially strong global industrial plant engineering company well positioned for sustainable growth, with low-cost bases of operations in India and China to service our markets, and a focus on matching the capital market ratings of our peers.

PEER GROUP

Company comparison	Andritz AG	FLSmidth & Co. A/S	Sinoma International	KHD Humboldt Wedag
			Co. Ltd	International Ltd
	FY 31.12.	FY 31.12.	6 MNS.	FY 31.12.
FOR THE YEAR ENDED	31.12.2005	31.12.2005	30.06.2005	31.12.2005

Shares outstanding	12,839,237	53,200,000	168,000,000	13,635,384	(2)
Shareholders’ equity (’000 US$)	389,328	378,235	85,611	244,259	(2)
Sales (’000 US$)	2,065,699	1,663,412	199,577	819,976
Net income (’000 US$)	95,023	77,453	9,428	29,332
Market capitalization(1) (’000 US$)	1,779,748	1,992,351	335,432	298,615
Book value per share (US$)	30.32	7.11	0.51	17.91
Price / Book value per share(1)	4.57	5.85	4.03	1.22
Price / Earnings per share(1)	18.85	25.72	35.58	10.23
(1)	Market share value as of March 24, 2006

(2)	The table does not reallocate 1,571,128 KHD shares held by Mass through its subsidiaries.

The shares had a book value of US $9.3 million, which had been eliminated and deducted from shareholders’ equity.

LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
BUSINESS SEGMENTS AND RESULTS
As a combined company, before the distribution of our subsidiary, Mass Financial Corp. (“Mass”), we had two reportable business segments: industrial and engineering services, and financial services. These segments became independent as of January 31, 2006. The following data summarize our combined results for the year ended December 31, 2005. We have also summarized our results for the industrial and engineering business segment. The financial statement amounts in US dollars have been translated from the audited financial statements which are reported in Canadian dollars. All dollar amounts presented here are US dollars. For easy comparison, all amounts were translated from euros to dollars at an exchange rate of 1.1841; we have also re-translated the 2004 euro conversion rate from the 1.3536 rate used in the third quarter report to 1.1841.
FINANCIAL RESULTS
For the year ended December 31, 2005, total revenues increased to $820.0 million from $579.7 million in the previous year. Revenues from our industrial and engineering services business increased to $341.8 million in 2005 from $165.4 million in 2004. Revenues from our financial services business, the majority of which was distributed to shareholders effective January 31, 2006, as part of Mass, were $478.2 million in 2005, versus $414.3 million in 2004.
Net income for 2005 decreased to $29.3 million, or $2.14 per share on a diluted basis, from $30.7 million, or $2.24 per share on a diluted basis, in the prior year. Total expenses for the year increased to $782.1 million, compared to $547.8 million in the previous year. Margins in the financial services segment, the majority of which is now part of Mass, were 9.9 percent in 2005. And gross margins for the industrial and engineering service business were 18.2 percent. The income before taxes and minority interests for 2005 from our industrial and engineering business was $26.2 million, compared to $14.2 million for 2004 and for the now separated financial services, Mass, net income was $4.0 million net.
Revenues for the fourth quarter ended December 31, 2005, increased to $202.5 million, compared to $171.6 million in the fourth quarter of 2004. Net income for the 2005 fourth quarter decreased to $4.9 million, or $0.36 per share, compared to $6.3 million, or $0.46 per share in the same quarter last year. Total expenses for the fourth quarter of 2005 increased to $195.8 million, compared to $165.9 million in the same quarter last year. The industrial and engineering services segment revenues for the fourth quarter increased to $107.4 million from $53.1 million in the prior year; for the financial services segment, fourth quarter revenues decreased to $95.0 million from $118.4 million for the year-earlier period.
The following tables are a summary of selected financial information for the periods indicated:

(U.S. dollars in thousands, except per share amounts)
YEARS ENDED DECEMBER 31	2005	2004
(Unaudited)

Revenues	$819,976	$579,731
Net income	29,332	30,701
Net income per share
Basic	2.16	2.27
Diluted	2.14	2.24

(U.S. dollars in thousands, except per share amounts)
THREE MONTHS ENDED DECEMBER 31	2005	2004
(Unaudited)

Revenues	$202,487	$171,564
Net income	4,907	6,347
Net income per share
Basic	0.36	0.47
Diluted	0.36	0.46
2
LETTER TO SHAREHOLDERS

3
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
LIQUIDITY
We have achieved strong liquidity and acceptable financial ratios. At December 31, 2005, working capital was $209.4 million; we had total assets of $523.1 million, and our long-term debt to equity ratio was 0.03. We also had lines of credit for performance bonds for the industrial and engineering in the amount $108.5 million and lines of credit for the financial services in the amount of $123.1 million.

(U.S. dollars in thousands, except per share amount and ratios)
YEARS ENDED DECEMBER 31	2005	2004
(Unaudited)

Cash and cash equivalents	$194,313	$179,231
Short-term securities	16,265	17,542
Working capital	209,360	181,095
Total assets	523,054	501,579
Long-term debt, less current portion	6,253	11,950
Shareholders’ equity	244,259	223,849
Book value per share	17.91	16.49
Current ratio	1.98	1.86
Long-term debt to equity ratio	0.03	0.05
SEGMENT INFORMATION
This segment information should help in better understanding our future. In 2005 KHD operated in two reportable business segments: industrial and engineering services and financial services. These segments are independent as of January 31, 2006.
     We have summarized on a pro forma basis the results of the industrial and engineering business sector.

(U.S. dollars in thousands, except per share amount)
YEARS ENDED DECEMBER 31	2005		2004
(Unaudited)	Industrial and	Total	Industrial and	Total
	Engineering		Engineering

Revenues from external customers	$341,775	$819,976	$165,414	$579,731
Inter-segment revenues	260	2,741	100	1,054
Interest expense — External	3,618	7,776	2,940	6,184
Interest expense — Inter-segment	406	1,240	66	892
Income before taxes and minority interests	26,187	37,880	14,171	31,917
Income before taxes and minority interests per share, diluted	1.90	2.75	1.03	2.31
4
LETTER TO SHAREHOLDERS

5
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
GROWTH PROSPECTS
We anticipate accelerated internal growth, particularly in the Chinese coal and minerals market, North American cement market and the Russian cement, coal and minerals markets, where the recent conversion of the company’s presence from sales offices to operating companies will allow expanded access to local markets. Additional growth is anticipated in these and all of our markets, particularly India, as we expand our product lines by acquiring additional technologies and strategic alliances. The move to low-cost business bases for all phases of our operations is underway. We are also exploring acquisition targets to complement this internal growth strategy.
The following data summarizes growth in our industrial plant equipment sector in 2005: order intake increased by 41%, with 43% coming from the emerging Asia/Pacific region, 32% from the Middle East and 19% from the Americas. Order backlog increased by 42%. Sales increased by 81%. Before tax income increased by 117%.
ORDER INTAKE AND BACKLOG
Order intake is defined as the total value of all orders received during the respective period, while order backlog is the value of orders received but not yet fulfilled. The positive trend established in the last few years for these key performance indicators continued to increase in fiscal 2005. Order intake increased by over 40%, to $394.3 million, compared to $280.6 million for fiscal 2004. Our order backlog at the end of fiscal 2004 stood at $225.0 million, and increased 42% to $318.4 million by the close of 2005.
Certain characteristics of the order intake and backlog are noteworthy. All of the orders this year show the strategic shift in the company’s policy, designed to minimize risk by focusing on core business: i.e., equipment design and supply contracts as opposed to turn-key contracts. The geographic distribution of the orders is also significant. The growth market of Asia accounted for 43% of order intake in 2005, followed by 32% in the Middle East and 19% in the Americas.
6
LETTER TO SHAREHOLDERS

SUMMARY OF ORDER BACKLOG AT DECEMBER 31, 2005

PROJECT	PROJECT LOCATION	SUBJECT

Yanbu Zm3	Middle East	Cement mill
Zaveh Torbat	Middle East	Cement production line 3,500 t/d
Sichuan Ya Dong	Asia	Cement production line 4,200 t/d
Jiangxi 3	Asia	Cement production line 4,200 t/d
Sichuan Klinkermahl	Asia	Clinker grinding plant with rollerpress 20.170/180
Illinois	N/S America	Construction and Equipment
J P Himachal	Asia	Kiln Line 10 000 t/d
Chettinad	Asia	Cement grinding plant + rollerpress 10-140/110
Grasim Dadri	Asia	Roller Press
J P Himachal Grinding	Asia	Cement grinding plant with rollerpress (3 Line)
Myhome Cement	Asia	Kiln Line
Shree Cement	Asia	Clinker grinding plant with rollerpress
CNSAL	Middle East	Capacity increase from 2000 to 3800 t/d
Sterlitamak Service	Russia	Service contract
Guandi	Asia	4x Pneuflots
Guandi 2	Asia	2 Romjigs
Dafeshi	Asia	2 Romjigs
Snim	Pacific	Rollerpress
Listwjashnaja	Russia	Coal Plant
Argyle (ADM)	Australia	Tyre set
Bushan	Asia	Coal washery plant
Nurkasgan	Kazakhstan	2 Rollerpresses
National Cement	Middle East	Cement production line 3,500 tpd
Bolu Cimento	Middle East	SFG system with express
Aberthaw (Service)	Europe	Repan
Diamanante (service)	N/S America	Roller replacement
Continental	N/S America	Engineering
Lafarge	N/S America	2V separators and equipment
Shree Cement	Asia	Clinker grinding plant with rollerpress
Ashakacem	Asia	Heat exchanger and tucker elevator
Gassim Batiada	Asia	Clinker grinding plant with rollerpress
Panbei	Asia	1 Romjigs
Gubei	Asia	1 Romjigs
Longgu	Asia	3 Romjigs
Wangfengang	Asia	4x Pneuflots
Duro Felguera	N/S America	8x Jones DP
7
LETTER TO SHAREHOLDERS

SALES AND INCOME
In addition to the marked increases in order intake and backlog, sales increased to $303.6 million in 2005, an improvement of 81% over 2004. Income before taxes increased 117%.
CEMENT
We have seen strong growth in order intake and sales, and expect this trend to continue in 2006. Sales of the Cement Business Unit increased from $89 million in 2003 to $151.1 million in 2004, and from that level, increased a further 79% to $270.8 million in 2005.
CEMENT ORDER INTAKE
The cement market continued to accelerate in 2005. Capacity demands increased throughout all markets with the exception of Europe. Cement order intake for fiscal 2003 was $143.2 million. This rose to $251.3 million in 2004, and from there increased by 31% to $328.2 million in 2005. The most significant growth was in North America, where our American subsidiary’s share of total order intake increased from 4% in 2004 to 18% in 2005. Our Indian subsidiary’s order intake share showed an identical growth rate. North American forecasts for 2006 indicate increased order intakes; India also shows indications of continued growth in the domestic market, and more importantly in the export market as well.
CEMENT BACKLOG
The cement order backlog was up 27% at the end of fiscal 2005. The order backlog at our American subsidiary, which had represented only 2% of the 2004 total, increased to 14% of the 2005 total. Similarly, our Indian subsidiary had accounted for 7% of the 2004 backlog, but this increased to 19% in 2005. As noted in the order intake discussion, these trends are expected to accelerate in 2006.
COAL AND MINERALS SALES
Coal and minerals business accounted for sales of $18.9 million in 2004, increasing to $31.9 million in 2005.
COAL AND MINERALS ORDER INTAKE AND BACKLOG
Order intake trends demonstrate the strength of this market. KHD’s order intake for coal and minerals plant amounted to $28.8 million in 2004. This rose to $65.8 million by the end of 2005, an increase of 128%.
8
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
9
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
HIGHLIGHTS
■	In November, MFC Bancorp Ltd. communicated its new industrial focus to the capital markets by changing its name to KHD Humboldt Wedag International Ltd.

■	To create a more efficient structure to improve retained earnings, we established a new holding structure in Austria, including the transfer of most of the KHD Humboldt Wedag GmbH operating companies into this structure.

■	We realigned the company’s licensing and research and development activities early in 2006 in order to enhance the ongoing development of the technology and the availability of sufficient funds for this purpose.

■	We established a group treasury and investment system to enhance financial benefits.

■	In January 2006, substantially all of the non-industrial assets and operations were transferred to Mass and distributed by means of a non-taxable distribution to our shareholders. Mass intends to create new value for our shareholders by focusing exclusively on the growth and development of financial services.

■	We implemented our profit margin improvement plan through the expanded use of low-cost business bases in India.

■	In March 2006, KHD appointed a new Chief Executive Officer and President, Jim Busche, a seasoned professional with strong and relevant experience in the highly engineered industrial plant business. Mr. Busche will lead the company’s globalization efforts and growth initiatives, succeeding Michael Smith, who will continue as Chairman of the Board.

■	Jim Busche hired two executives based in New Delhi, India: one assigned to lead a merger and acquisition effort, the other to lead the technology transfer initiative with the objective of developing qualified engineering, procurement and manufacturing capacities in low-cost bases.
Management recognizes that we must make a sustained effort to pursue this transition strategy.
10
LETTER TO SHAREHOLDERS

11
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
MILESTONE PROJECT IN INDIA
Over the years KHD has successfully met a diverse set of customer requirements. Many of the facilities that we have built have established milestones in the construction of cement plants and equipment worldwide. Earlier this year, we achieved another milestone when Jaiprakash Associates Limited of New Delhi, formerly Jaypee Cement Limited, awarded KHD the contract for the engineering and supply of a new 10,000 tonne/day clinker plant in the environmentally sensitive Baga/Malokar region of India. This project, known as Himachal Pradesh, is a major step for the Indian cement industry, the client, and the KHD Group.
The kiln line will be India’s largest clinker production plant, one of the largest kiln lines in the world, and a confirmation of the KHD Group’s position as a supplier of kiln lines of any capacity. The KHD design will encompass features to enable the plant to accommodate a wide range of secondary fuels, as well as increasing the heat supplied by these fuels from 15% to 40%. Five months after awarding KHD this prestigious project, the client chose KHD’s grinding technologies over competing technologies, and awarded KHD contracts for three clinker grinding plants.
REVITALIZING “DORMANT” PRODUCT LINES
KHD is finding ways utilize some of our older technologies as a very cost-effective re-entry into markets that previous management abandoned for a variety of reasons. A recent example of the merits of this strategy is the Hammer Crusher. For many years, the KHD Hammer Crusher was a successful product, albeit just one part of the crushing process. KHD had abandoned development efforts on this product, and during that period other firms developed complete crushing process technologies. One such firm, Hazemag of Germany, became very successful. However, a portion of the market has material characteristics requiring a hammer crusher. In these cases, Hazemag was at a disadvantage compared to its competitors.
Hazemag and KHD have entered into an agreement whereby we provide all our designs to Hazemag, and Hazemag invests substantial R&D in the Hammer Crusher to incorporate the latest technologies. The new and improved Hammer Crusher design then becomes part of the Hazemag product line, and Hazemag markets the crusher either as an individual component or as part of their system. KHD retains the right to manufacture the crusher, plus we receive a royalty. These opportunities to obtain increased market share will come to KHD without requiring any further investment. KHD has also explored similar opportunities for other legacy products such as magnetic separators. In December, this strategy succeeded in securing an order for eight Jones Magnetic Separators from a minerals client in Venezuela.
EXPANDING LOW-COST OPERATIONS, CONTROLLING RISK
KHD has made great strides in developing Asian offices to meet most of the anticipated increase in capacity requirements. Over the past four years we have dramatically increased our staff in India. In China, we have made the transition from a Representative Office structure to a wholly owned foreign enterprise. As such we are now an operating company with the ability to develop engineering and service staff and contract directly for local services. Other subsidiaries may now directly access these low-cost alternatives.
In 2005, KHD also embarked on a new, modern, formal and extensive global risk program. We developed and formalized new procedures with the help of external consultants, and initiated a professional recruitment effort
12
LETTER TO SHAREHOLDERS

13
LETTER TO SHAREHOLDERS

14
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
to identify and hire an experienced manager. In March 2006, this effort achieved success when our CEO appointed a Global Head of Risk based in Vienna.
NEW JOINT VENTURE IN RUSSIA
The Russian cement, coal and minerals markets hold great potential, and the company has been active and successful in these markets for decades through its representative office in Moscow. The acquisition of Zab Industrietechnik & Service GmbH in Dessau shortly after Germany’s reunification provided KHD with a Russian-educated work force to service that market. The Russian market for additional capacity is now expanding dramatically. There is also a need to replace existing capacity with more energy-efficient and environmentally compliant facilities.
To enhance our ability to capitalize on this expanding market, we established a formal joint venture with Rusoprom. Through this joint venture’s operating company, KHD will be able to directly contract with local, in-country sources for detailed design and fabrication of its industrial plant equipment.
RECENT COMMERCIALIZATION OF R&D PROJECT
Recent research and development efforts culminated in 2005 with the commercialization of KHD’s newest product, the PYROFLOOR® clinker cooler. We introduced this new cooler design at the industry’s IEEE meeting in Kansas City, and followed up with a demonstration of the first machine at KHD’s facilities in Cologne prior to its delivery to a client in Russia for operation. The new cooler introduces a combination of proven technologies, such as walking floors and cross-flow cooling, enhanced by patented self-regulating aeration valves, elimination of cast parts, and almost no wear surfaces. The cooler has been designed on a modular basis and is therefore economically adaptable to a broad range of plant sizes. The new cooler design has many advantages over traditional designs, including reduced height requirements, minimal installation time and costs, high thermal efficiency, minimal wear, and reduced maintenance. The first unit is currently being installed at a new plant in Russia. The initial Russian order was followed by two orders for the new cooler in early 2006: one in Italy and one in Turkey.
TRANSITIONS IN 2006
To continue capitalizing on our strong business base, to complete our globalization efforts and to move forward aggressively with a growth and diversification strategy, further renovation of the corporate team from one with financial restructuring and services expertise to one with appropriate industry expertise and hands-on low-cost operational skills is required. The India-based professionals will be responsible for implementing a technology transfer and training program, as well as aggressively developing and implementing an acquisition initiative and creating strategic alliances in Asia.
BUSINESS UNITS
We have two key business units: Cement, and Coal and Minerals. These are engineering businesses specializing in the design, manufacture and sale of equipment used in cement production, coal beneficiation and minerals processing. We also have business interests in German real estate, but intend to rationalize those assets.
The Cement Business Unit is currently the dominant business unit, accounting for approximately 89% of KHD’s 2005 industrial plant revenues. We expect greater growth and diversity in our coal and minerals business.
15
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
OVERVIEW OF KHD HUMBOLDT WEDAG HISTORY
In May of this year our German subsidiary will celebrate 150 years of history and tradition. Over the last 50 years in particular, KHD has built an international network of subsidiaries and offices.

1856	Founding of Humboldt as a manufacturer of mining machinery

1930	Merger with Humboldt Deutz Motoren AG

1938	Renamed as Klöckner-Humboldt-Deutz AG, or KHD

1952	Established Humboldt Wedag Australia Ltd.

1964	Established Humboldt Wedag India Ltd.

1972	Acquired Wedag AG, Bochum, Germany

1974	Established Humboldt Wedag, Inc., Atlanta, USA

1977	Established Humboldt Wedag (South Africa) Ltd.

1979	Renamed the company KHD Humboldt Wedag AG

1982	Opened a representative office in Beijing, China

1991	Opened a representative office in Moscow, Russia

1994	Acquisition of Zab Industrietechnik & Service GmbH

1995	Opened a representative office in Riyadh, Saudi Arabia

2001	Acquisition by Fahr Beteiligungen AG

2002	Investment by the MFC Group

2004	KHD Humboldt Wedag GmbH becomes a subsidiary of MFC Group

2005	Restructuring as part of KHD Humboldt Wedag International Ltd.

2006	Distributed the financial services sector to our shareholders as Mass Financial Corp.
16
LETTER TO SHAREHOLDERS

BUSINESS ACTIVITIES: CEMENT
Over the past five years, KHD has shifted its services away from turn-key erection and commissioning business, focusing instead on its core strengths of design, engineering, manufacturing, erection and commissioning of plants worldwide. Except for certain specialty machines, KHD has either purchased equipment locally or out-sourced construction to its specifications at facilities in the project’s host country, under terms similar to, or more stringent than, those required by the customer.
We are a major world provider of design, engineering, erection and commissioning of cement plant equipment, and provide both new cement plants and upgrading of existing plants. We have built over 450 cement plants and installed over 5,000 machinery units around the world. Our global network of subsidiaries, representative offices and highly experienced international sales teams position KHD advantageously to capitalize on market opportunities.
Specific services provided by KHD include plant design (i.e. arrangement and layout), equipment design and development, engineering services (i.e. process, electrical and mechanical) and automation services. In the erection and commissioning phases, KHD ensures that production lines or portions of plants function as specified. We will also train customer personnel on site as required. While we maintain minimum manufacturing capacity in Cologne for production of specialized grinding equipment as well as some critical spare parts and testing, the manufacturing of most products is increasingly outsourced to lower-cost providers and project host countries according to KHD specifications. Our strategic plan calls for expansion of manufacturing capacity in these low-cost operating bases.
We provide these services against irrevocable letters of credit, with prepayment and subsequent payment milestones designed to maintain positive cash flow throughout the project. We can provide these services
17
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
either directly to the owner, as part of a team that includes equipment specialists in the complementary fields of materials transport, blending, storage and packing, or as part of an overall turn-key team which would include members specializing in civil design and construction management. The company’s strategic approach to the market is to be the leading supplier of innovative, environmentally compliant and energy-efficient technologies focused on reduced operating and maintenance costs.
CEMENT PRODUCTS AND SERVICES
KHD meets a diverse set of customer requirements, and many of the facilities we have designed have set high standards in the construction of cement plants and equipment worldwide. Our product range focuses on grinding and pyro-process technologies. The grinding technologies are utilized in raw material, clinker and finished cement grinding, while the pyro-process equipment includes pre-heaters, kilns, burners and the clinker cooler. This equipment represents approximately 55% of the equipment value chain of a typical cement plant. We have also developed a range of systems automation products, including process control systems and equipment optimization products.
18
LETTER TO SHAREHOLDERS

SIAM CEMENT PUBLIC CO. LTD. THAILAND
•	5,500 t/day plant
•	State-of-the-art technology integrated into an environmentally protected area

YANBU CEMENT CO. LTD. SAUDI ARABIA
•	7,000 t/day clinker production
•	Largest production line in the Gulf region

LAFARGE ALABAMA, USA
•	4,200 t/day clinker production
•	Low Nox Calciner with top air duct
19
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
BUSINESS ACTIVITIES: COAL AND MINERALS
KHD’s services in the coal and minerals sector focus on grinding, sorting and dewatering technology applications. We have enjoyed a particularly strong performance history with our coal and minerals equipment business in China, India, Russia, Australia and South Africa, some of the most attractive world markets for coal and minerals processing plants. Order intake for the coal and minerals sector increased by 128% last year, from $28.8 million in 2004 to $65.8 million in 2005.
COAL
KHD has supplied equipment to 140 coal plants worldwide. The service focus is sorting, and the applications are primarily jigs, screens, centrifuges and flocculent products.
MINERALS
We initially developed the roller press for cement applications, specifically clinker and finished cement grinding, utilizing the comminution process. After successfully introducing the technology in the cement sector, KHD began to commercially market it for applications in the minerals industry. Extensive field testing and demonstration projects were required due to the conservative nature of the minerals mining community. These efforts began to bear fruit, with orders from the copper, iron ore, gold, and diamond mining communities. Today, KHD roller presses can be found at mines in North and South America, Africa, Scandinavia, Asia and Australia.
COAL AND MINERALS PRODUCTS AND SERVICES
The Coal and Minerals unit provides its coal customers with machines and complete plants for coal separation, and supplies machines and plant components for the beneficiation of ore and minerals with a special focus on crushing, grinding and separation. Customers are coal preparation plants, power stations, and coal and minerals mines.
Over the past 20 years, the design of the roller press has evolved based on operating experience and feedback from clients. The wear surfaces of today’s machines are designed to suit specific material applications and incorporate features to improve change-out efficiencies. Industry participation in research and development efforts has served to improve designs as well as form the basis for KHD’s customer support program. KHD also has four pilot plants operating in Europe, Asia and Australia for demonstration and testing purposes. On occasion, these plants are leased to industry groups for independent testing programs.
STAFF
KHD’s total worldwide staff stood at 1,235 as of December 31, 2005. In Germany, there is an office located in Cologne as well as a small fabrication shop and a test center, with additional engineering offices in Dessau and Bochem. There are 497 staff in Germany. In India the major cement design staff are located in New Delhi, while the coal and minerals staffs are primarily located in Calcutta. There are 310 staff in India.
20
LETTER TO SHAREHOLDERS

Our engineering capacity is currently substantially below demand and this requires that we outsource certain engineering services. Given the present high level of order intake, the company expects this capacity gap to continue for the foreseeable future.
We recognize that maintaining and expanding market share requires an aggressive, competitive posture and improved efficiencies in order to maintain margins. To this end, we have implemented a transition strategy whereby training and technology are improving efficiency while engineering capacity growth is concentrated in lower-cost bases of operations, in particular India, as opposed to the historic center in Germany. As previously noted, an executive has been made responsible for expanding and accelerating this transfer program, including increased outsourcing in low-cost areas and establishing strategic alliances.
COMPETITORS
KHD has two different types of competitors in the Cement Business Unit: complete-line competitors that provide either a similar or an even broader range of equipment services to the cement industry as KHD, and partial-line competitors that focus on a smaller range of equipment and technologies.
Complete-line competitors
The market for cement equipment is dominated by three globally active complete-line suppliers. These are the FL Smidth Group of Denmark, Polysius AG based in Germany, and Sinoma International in China.
Part-line competitors
KHD principally competes with three part-line competitors: Claudius Peters Group GmbH active in clinker cooling, and both Loesche GmbH and Gebrüder Pfeiffer AG, which focus on raw materials and finished grinding.
21
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
FINANCIAL SERVICES
During 2005, we operated in two business segments: industrial and engineering services and financial services. As a result of corporate reorganization, our financial services subsidiary, Mass, held all of our financial services business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding common shares of Mass to our share-holders. Following the distribution, Mass operates as a separate company. We include an unaudited consolidated balance sheet and consolidated income statement of the separated companies with this report.

(U.S. dollars in thousands, except per share amounts)
DECEMBER 31, 2005
(Unaudited)
ASSETS	KHD	Mass

Current
Cash and cash equivalents	$194,313	$26,185	(1)
Restricted cash	22,016	32
Securities	16,265	2,880
Loans	10,638	8,500
Receivables, commodities transactions	10,450	10,450
Receivables, industrial and engineering services	34,588	0
Receivables	25,533	6,468
Commodity investments	24,356	24,356
Inventories	38,641	2,071
Real estate held for sale	27,479	729
Contract deposits, prepaid and other	11,201	296
Future income tax assets	7,594	632

Total current assets	423,074	82,599
Non-current
Securities	7,893	7,166
Loans	9,436	0
Property, plant and equipment	10,835	558
Resource property	30,312	0
Goodwill	12,987	3,779
Equity method investments	16,021	15,153
Future income tax assets	12,496	0

Total non-current assets	99,980	26,656

	$523,054	$109,255

22
LETTER TO SHAREHOLDERS

(U.S. dollars in thousands, except per share amounts) DECEMBER 31, 2005
(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY	KHD	Mass

Current liabilities
Accounts payable and accrued expenses	$159,628	$29,274
Notes payable, commodities transactions	9,890	9,890
Notes payable, industrial and engineering service	2,944	0
Long-term debt, current portion	1,606	200
Pension liabilities	1,489	0
Deposits	17,327	0
Provision for warranty costs	20,527	0
Future income tax liability	303	57

Total current liabilities	213,714	39,421
Long-term liabilities
Long-term debt, less current portion	6,253	869
Pension liabilities	25,584	0
Provision for warranty costs	4,427	0
Future income tax liability	10,154	0
Other long-term liabilities	575	0

Total long-term liabilities	46,993	869

Total liabilities	260,707	40,290
Minority interests	18,088	1,907
Shareholders’ equity(2)	244,259	67,058	(3)(4)

	$523,054	$109,255

Notes:

(1)	Mass had $10,035 deposit with MFC Merchant Bank.

(2)	The table does not reallocate 1,571,128 KHD shares held by Mass through its subsidiaries.
The shares had a book value of $9,330, which had been eliminated and deducted from shareholders’ equity.

(3)	The net assets separated are paid for with preferred shares issued of Mass as disclosed in our Form 6-K filing of January 25, 2006.

(4)	The value of a common share of Mass as determined by an independent valuation as of January 31, 2006 is in the range of $0.50 per share - $0.76 per share.

(5)	All intercompany transactions have been eliminated.
23
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

(U.S. dollars in thousands)
DECEMBER 31, 2005
(Unaudited)	KHD	Mass

Revenue
Financial services revenue	$478,201	$463,210
Industrial and engineering services	341,775	4,092

	819,976	467,302

Expenses
Financial services	430,992	427,264
Industrial and engineering services	279,637	711
General and administrative	63,691	30,152
Interest	7,776	3,931

	782,096	462,058

Income from operations before income taxes and minority interests	37,880	5,244	(2)
Provision for income taxes	(2,710)	(530)

Income from operations before minority interests	35,170	4,714
Minority interests	(5,838)	(684)

Net income	$29,332	$4,030	(2)

Notes:

(1)	All intercompany transactions have been eliminated.

(2)	Business segment information shows an income from operations before income taxes and minority interests of $13.0 million for the financial services segment, which included our banking subsidiary and our passive interest in an iron ore mine. Mass shows an income from operations before income taxes and minority interests of $5.2 million and a net income of $4.0 million, which do not include the financial services revenues to be retained by KHD.
24
LETTER TO SHAREHOLDERS

A STRATEGY TO ENHANCE SHAREHOLDER VALUE
In the last year, KHD changed from a financial services company to a global industrial plant engineering company. We have set a course and taken steps to achieve the attractive multiples of publicly traded companies in the highly engineered industrial plant and equipment industry, as we believe that this strategy promises the greatest value for our shareholders. Concurrently, we have provided an additional opportunity for our shareholders with the distribution of the financial services business. As a result of our sizable order backlog position, our company enters 2006 positioned for growth. The new corporate and management structures enable us to identify and implement an acquisition program designed to expand our business, diversify our products and services, and enter new geographic growth markets.
We will continually review the effectiveness of our strategy, ensuring that it reflects and supports our commitment to enhancing shareholder value.
Respectfully submitted,
Michael J. Smith
Chairman of the Board
25
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
FORM 20-F

		Page No.

ITEM 16B.	CODE OF ETHICS	50
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	51
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	51
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY OUR COMPANY AND AFFILIATED PURCHASERS	51
PART III
ITEM 17.	FINANCIAL STATEMENTS	52
ITEM 18.	FINANCIAL STATEMENTS	52
ITEM 19.	EXHIBITS	84
	SIGNATURES	87
Certificate of Change of Name
Supplemental Indenture - Computershare Trust
Restructuring Agreement - Mass Financial Corp.
Share Exchange Agreement - Mass Financial Corp.
Services Agreement - Mass Financial Corp.
Section 302 Certification - CFO
Section 302 Certification _ CEO
Section 906 Certification - CFO
Section 906 Certification - CEO
Audit Committee Charter

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
      As used in this annual report, the terms “we”, “us” and “our” mean KHD Humboldt Wedag International Ltd. and its subsidiaries, unless otherwise indicated.
      Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

ITEM 1	Identity of Directors, Senior Management and Advisers
      Not applicable.

ITEM 2	Offer Statistics and Expected Timetable
      Not applicable.

ITEM 3	Key Information
A.     Selected Financial Data
      The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2005. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our financial information. For a description of the difference between Canadian generally accepted accounting principles and United States generally accepted accounting principles, see Note 23 to our consolidated financial statements included in this annual report. The information in the table was extracted from the detailed consolidated financial statements and related notes included elsewhere in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”.
Selected Financial Data
(Stated in Canadian dollars — Calculated in accordance with Canadian GAAP)
(In thousands, other than per share amounts)
Fiscal Years Ended December 31

	2005	2004	2003	2002	2001

	(Audited)
Revenues	$956,010	$697,764	$409,513	$284,339	$214,246
Net income	34,197	36,951	49,116	50,755	45,288
Net income per share
Basic	2.51	2.73	3.76	3.93	3.59
Diluted	2.50	2.70	3.59	3.70	3.35
Total assets	609,831	603,699	404,577	446,574	394,639
Net assets	305,872	298,731	223,273	291,041	249,118
Long-term debt, total	9,162	22,556	33,297	68,798	98,000
Shareholders’ equity	284,783	269,421	218,447	285,290	245,997
Capital stock	72,847	71,512	61,891	70,269	76,673
Cash dividends	—	—	—	—	—
Cash dividends per share	—	—	—	—	—
Weighted average common stock outstanding, fully diluted (in thousands of shares)	13,755	13,818	14,129	14,170	14,002
Selected Financial Data
(Stated in Canadian dollars — Calculated in accordance with U.S. GAAP)
(In thousands, other than per share amounts)
Fiscal Years Ended December 31

	2005	2004	2003	2002	2001

	(Audited)
Revenues	$956,010	$697,764	$409,513	$284,339	$212,000
Net income	25,314	36,973	49,116	50,755	43,211
Net income per share
Basic	1.86	2.73	3.76	3.93	3.42
Diluted	1.85	2.70	3.59	3.70	3.20
Total assets	610,250	604,243	401,235	445,342	391,489
Net assets	295,338	297,581	218,401	289,809	245,968
Long-term debt, total	9,271	22,680	33,297	68,798	98,000
Shareholders’ equity	274,249	268,271	213,575	284,058	242,847
Capital stock	72,847	71,512	61,891	70,269	76,673
Cash dividends	—	—	—	—	—
Cash dividends per share	—	—	—	—	—
Weighted average common stock outstanding, fully diluted (in thousands of shares)	13,755	13,818	14,129	14,170	14,002

Reconciliation to United States Generally Accepted Accounting Principles
      A reconciliation to United States generally accepted accounting principles is included in Note 23 to the audited consolidated financial statements. Significant differences include accounting for available for sale securities, an allocation of fair value between debt and equity components upon issuance of convertible debt, and deferral of gain on reduction of interest in subsidiary.

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

	Years Ended December 31,

	2005	2004	2003	2002	2001

End of period	0.8577	0.8310	0.7738	0.6329	0.6279
High for period	0.8751	0.8493	0.7738	0.6619	0.6697
Low for period	0.7853	0.7177	0.6349	0.6200	0.6241
Average for period	0.8254	0.7682	0.7138	0.6368	0.6457
      The following table sets out the high and low exchange rates, based on the noon buying rate in New York City for the conversion of Canadian dollars into U.S. dollars, for the following periods:

	High	Low

2005
September	0.8630	0.8378
October	0.8599	0.8387
November	0.8590	0.8349
December	0.8751	0.8508
2006
January	0.8794	0.8479
February	0.8809	0.8610
March 1 to March 15	0.8850	0.8584
      On March 17, 2006, the noon buying rate in New York City for the conversion of Canadian dollars into U.S. dollars was $0.8630 per Canadian dollar.
      The presentation of selected financial information in this annual report in U.S. dollars is unaudited and for informational purposes only and information in this annual report is translated to U.S. dollars for convenience using year-end exchange rates, as required by Regulation S-X of the Securities Exchange Act of 1934.

B.	Capitalization and Indebtedness
      Not applicable.

C.	Reasons for the Offer and Use of Proceeds
      Not applicable.

D.	Risk Factors
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
      An investment in our common stock involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.
      During our year ended December 31, 2005, we operated two business segments consisting of an industrial and engineering services business and a financial services and merchant banking business. As a result of a corporate reorganization of our company in January 2006, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., formerly named Sutton Park International Limited, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank S.A. (and its Swiss affiliates) and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, respecting our financial services and merchant banking business, to our shareholders. Consequently, with the exception of certain activities carried on by MFC Merchant Bank and our royalty interest in an iron ore mine, our risk factors in this annual report relate solely to our business as an industrial and engineering services business.

Risk Factors Relating to Our Industrial and Engineering Business

A downturn in the economy could reduce the demand for our industrial and engineering services and therefore may have a material adverse effect on our financial results.
      The industrial and engineering services industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial and engineering companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We not able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.
      Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.
      In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.
      We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.
      We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.
      We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial and engineering services will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.
      The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial and engineering services business.

Our competitors include firms traditionally engaged in the industrial and engineering services business.
      We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial and engineering services.

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.
      We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

A rise in inflation may negatively affect our business, results of operations and financial condition.
      Inflation may result in increases in our expenses related to the provision of industrial and engineering services, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in Canadian currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.
      We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.

Some of our subsidiaries operating in the industrial and engineering services business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially adversely affect our financial results.
      Some of our employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate its bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidentiality or unique aspects of our technology, which would reduce our competitive advantage.
      We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures, and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products, processes or plants that we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.
      Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company. Moreover, we may seek authorization to increase the number of our authorized shares.

Our Articles contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.
      Our Articles contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, and an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.
      Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

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

ITEM 4	Information on the Company

A.	History and Development of the Company
      We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March 1980, under the Business

Corporations Act (Yukon) in August 1996 and under the Business Corporations Act (British Columbia) in November 2004. Our name was changed from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” on October 28, 2005. Our executive office is located at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

B.	Business Overview
      During fiscal year 2005, we operated two business segments consisting of an industrial and engineering services business and a financial services and merchant banking business. As a result of a corporate reorganization of our company in January 2006, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial, a former wholly-owned subsidiary or our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank (and its Swiss affiliates) and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Consequently, with the exception of certain activities carried on by MFC Merchant Bank and our royalty interest in an iron ore mine, we ceased to operate the financial services and merchant banking business as of January 31, 2006. Following the distribution, Mass Financial has operated as a separate company.
      For more information on Mass Financial and the distribution, please see the information statement dated December 30, 2005 as revised pursuant to an errata sheet filed on EDGAR (www.sec.gov) with the Securities and Exchange Commission on a Form 6-K on January 25, 2006.
      At the conclusion of fiscal year 2005, we have focussed on our industrial and engineering services business for the cement, coal and minerals processing industries and to maintain a leadership in supplying technologies, equipment and engineering services for cement, coal and minerals processing, as well as to design and build plants that produce clinker, cement, clean coal and minerals, such as copper, gold and diamonds.
      At the conclusion of 2005, we employed approximately 1,235 people, and our operations were primarily conducted in Europe and Asia. The following is a summary of our revenues, including our financial services segment, by geographic region for the three most recently completed fiscal years:

	2005	2004	2003

	(Canadian dollars in thousands)
Europe	$494,915	$403,804	$391,282
Canada	9,499	10,042	7,872
United States	34,764	46,320	9,563
Asia	381,051	207,320	—
Africa	20,350	23,522	796
Other	15,431	6,756	—

Total	$956,010	$697,764	$409,513

Description of our Industrial and Engineering Services Business
      Our industrial and engineering services business focuses on services for the cement, coal and minerals processing industries. Founded in 1856, we are a leader in supplying technologies, equipment and engineering services for cement, coal and minerals processing. We design and build plants that produce clinker, cement, clean coal, and minerals such as copper and precious metals. We offer detail engineering, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment. The scope of services also includes feasibility studies, raw material testing, financing concepts, erection and commissioning, personnel training, pre and post sales services. Headquartered in Hong Kong, China, we have approximately 900 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.
      The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, research and development, financing, personnel training and pre and post sales service.

      We are a reliable partner to the cement producing industry and the mineral processing industry by supplying advanced plants and equipment, by realizing modernization and capacity increase of plants or plant sections and by providing a service as to spare parts and post sales service. We also carry out the complete spectrum of inspection, reconditioning, maintenance and consulting for all machinery, plant and equipment.
      We operate in two key industries: (i) cement, and (ii) coal and minerals. Our engineering businesses specialize in the design, manufacture and sale of equipment used in cement production, coal beneficiation and minerals processing.

Business Activities — Cement
      Over the past five years, we have shifted our services away from the turnkey erection and commissioning business. Instead, we have focused on our core strengths of design, engineering, manufacturing, erection and commissioning of plants world wide. Except for certain specialty machines, we have either purchased equipment locally or outsourced construction to our specifications at facilities in the project’s host country, under terms similar or more stringent than those imposed by our customers.
      Specific services that we provide include plant design (i.e. arrangement and layout), equipment design and development, engineering services (i.e. process, electrical and mechanical) and automation services. In the erection and commissioning phases, we ensure that production lines or portions of plants function as specified and also will train customer personnel on site. While we maintain minimum manufacturing capacity in Cologne, Germany for production of specialized grinding equipment, as well as some critical spare parts and testing, the manufacturing of most products is increasingly outsourced (according to our specifications) to lower cost platforms and project host countries. Our strategic plan calls for expansion of manufacturing capacities in the low cost platforms.
      We provide these services for new cement plants, as well as the upgrading of existing plants. Services are provided against irrevocable letters of credit, with prepayment and subsequent payment milestones designed to maintain positive cash flow throughout the project.
      We can provide these services either directly to the owner, as a member of a team that includes equipment specialists in the complementary fields of materials transport, blending, storage and packing, or as part of an overall turn-key team which would include members specializing in civil design and construction management. Our strategic approach to the market is to be the leading supplier of innovative, environmentally compliant and energy efficient technologies focused on reduced operating and maintenance costs.
      Our product range focuses on grinding and pyro-process technologies. The grinding technologies are utilized in raw material, clinker and finished cement grinding, while the pyro-process equipment includes pre-heaters, kilns, burners and the clinker cooler. We also have developed a range of systems automation products, including process control systems and equipment optimization products.

Business Activities — Coal and Minerals
      We focus on grinding, sorting and dewatering technology applications. The service focus is sorting and the products are primarily jigs, as well as screens, centrifuges, float cells and flocculant products.
      We provide our coal customers with machines and complete plants for coal separation. Further, we offer machines and plant components for the beneficiation of ore and minerals with a special focus on crushing, grinding and separation. Customers are coal preparation plants, power stations and mines for coal, iron ore, and precious and semi-precious minerals.
      We also produce chemicals used in processes whereby materials are sorted by flotation. Our products are designed for specific applications in coal and ore flotation, as well as waste water preparation. We supply coal flotation reagents world-wide.

Recent Developments
      Over the years we have met a diverse set of customer requirements. Many of the facilities we have built have set milestones in the construction of cement plants and equipment world wide. Earlier this year, we met another milestone when Jaiprakash Associates Limited of New Delhi, formerly Jaypee Cement Limited, awarded us the contract for the engineering and supply of a new 10,000 tonnes per day clinker plant in the environmentally sensitive Baga/ Malokar region of India.

      The kiln line will be India’s largest clinker production plant, one of the largest kiln lines in the world and the confirmation of the outstanding position of KHD as a supplier of kiln lines of any capacity. Further, our design will encompass features enabling the plant to accommodate a wide range of secondary fuels as well as increasing the heat supplied by these fuels from 15% to 40%. Five months after being awarded this project, the client chose our grinding technologies over competing technologies and awarded KHD three clinker grinding plants.

Expanding Low Cost Platforms
      We have chosen India as the platform through which the majority of increased capacity requirements will be met. Over the past twelve months, the staff has increased by 35%. In China, we have transitioned from a representative office to an operating company. As a result, we now have the ability to provide engineering and service staff and contract directly in China. Other subsidiaries may now directly access these low cost alternatives.

Global Risk Control
      In 2005, we developed a new, modern, formal and extensive global risk program. New procedures were developed and formalized with the assistance of external consultants and we initiated a professional recruitment effort to identify and hire an experienced manager. In March, 2006, we appointed a Vienna based global head of risk.

New Joint Venture in Russia
      The Russian cement market holds great potential and we have successfully been active in this market for decades through our representative office in Moscow. The acquisition of ZAB Industrietechnik & Service GmbH in Dessau shortly after reunification in Germany provided us with a Russian educated work force to service that market. This market is now expanding for additional capacity and also to replace existing capacity with more energy efficient and environmentally compliant facilities.
      To enhance our ability to capitalize on this expanding market, we have established a joint venture with Rusoprom Interregional Joint Stock Company. Through the joint venture’s operating company, we will be able to directly contract in country for detail design and fabrication of our industrial plant equipment. We will also be able to explore potential acquisitions for low cost platforms in engineering and manufacturing capacity in Russia.

Research and Development
      Our research and development is orientated to the client’s requirements and is a key component to our future, done by a team of specialized engineers in various disciplines, supported by testing and analysis facilities with wide-ranging capabilities and organized by application of efficient project-management. The focus of our activities is the equipment and processes for the manufacture of cement and the beneficiation of coal, iron ore, precious and semi-precious materials. We aim to achieve technical and economical optimization of machines and plants for crushing, grinding and beneficiation, considering the demands set for environmental protection.
      We also have four pilot plants operating in Europe, Asia and Australia for demonstration and testing purposes. On occasion, these plants are leased to industry groups for independent testing programs.

Recent Commercialization of Research and Development Project
      Research and development efforts recently culminated in the commercialization of our newest product, the PYROFLOOR® clinker cooler. The new cooler design was introduced at the industry’s IEEE meeting in Kansas City. This was followed by a demonstration of the first machine at our facilities in Cologne prior to its delivery to a client in Russia for operation. The new cooler introduces a combination of proven technologies, such as walking floors and cross flow cooling, enhanced by patented self regulating aeration valves, elimination of cast parts and almost no wear surfaces. The cooler has been designed on a modular basis and is therefore economically adaptable to a broad range of plant sizes. The new cooler design has many advantages over the traditional designs including reduced height requirements, minimal installation time and costs, high thermal efficiency, minimal wear and reduced maintenance. The first unit is currently being installed at a new plant in Russia. The initial order for the unit in Russia was followed by two orders for the new cooler in early 2006; one in Italy and one in Turkey.

Revitalizing “Dormant” Product Lines
      We are also revisiting some of our older technologies in an effort to seek a very cost-effective re-entry into markets we had abandoned for a variety of reasons while under prior ownership. A recent example of the merits of this strategy lies with the hammer crusher. For many years, our hammer crusher was a successful product, albeit just a part of a crushing process. We have abandoned development efforts for this product. During that period other firms developed complete crushing process technologies. One such firm, Hazemag & EPR GmbH of Germany, became very successful. However, a portion of the market has material characteristics requiring a hammer crusher. For these opportunities, Hazemag was at a disadvantage to its competitors.
      We have entered into an agreement with Hazemag wherein we will provide all designs to Hazemag and Hazemag will invest substantial research and development in the hammer crusher to incorporate latest technologies. The new and improved hammer crusher design then becomes part of the Hazemag product line and Hazemag markets the hammer crusher either as an individual component or as part of their system. We retain the right to manufacture the hammer crusher plus receive a royalty. These opportunities for market share will come without further investment requirements. We are exploring analogous opportunities with other dated products such as magnetic separators. In December 2005, this strategy culminated in an order for eight Jones magnetic separators from a minerals client in South America.

Order Intake and Backlog
      Order intake for the fiscal year 2005 was $502.5 million (€333 million) compared to $383.2 million (€237 million) for the fiscal year 2004. Order backlog at the end of fiscal year 2004 stood at $308.7 million (€190 million) and increased to $371.7 million (€ 269 million) at the end of fiscal year 2005.
      There are several noteworthy characteristics of the order intake and order backlog. All of the orders in 2005 demonstrate our strategic policy of minimizing risk by focusing on core business, i.e., equipment design and supply contracts, as opposed to turn-key contracts. The geographic breakdown of 2005 order intake may be summarized as 43% from Asia, 32% from the Middle East, 19% from North America and the balance primarily from Russia and Europe.
      Order intake is defined as the total of all orders received during the respective period, while order backlog is defined as the amount of orders received but not yet fulfilled.

Industry Description
      There was an increase in demand for new cement capacity as cement consumption is increasing primarily due to population growth and infrastructure expansion. The global market for new cement production capacity is very cyclical and has experienced a high level of activity in the past two or three years. There were more significant investments being made in Asia and the Middle East, particularly in China. The world wide demand for minerals also has achieved high levels of activity in the past few years and as such the demand for services provided by us and our competitors in the coal and minerals industry has increased.

Description of Our Financial Services and Merchant Banking Business
      MFC Merchant Bank and the royalty interest in an iron ore mine were not transferred to Mass Financial and they remain as assets of our company.
      MFC Merchant Bank, a licensed full-service Swiss bank, offers banking, finance and advisory services. Our banking operations are subject to various Swiss regulatory requirements, including capital requirements administered by the Swiss Federal Banking Commission. As our primary banking regulatory authority, the Swiss Federal Banking Commission, has established minimum capital and other requirements for MFC Merchant Bank. MFC Merchant Bank has sufficient capital for its current operations.
      We indirectly participate in a royalty interest. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Iron Ore Mine is situated that commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake Minerals Ltd. of $0.22 per ton on shipments of iron ore from the Wabush Iron Ore Mine. In 2005, 2004 and 2003, 4.9 million, 4.0 million and 5.3 million tons of iron ore, respectively, were shipped from the Wabush Iron Ore Mine. See “Property, Plant and Equipment — Royalty Interest — Wabush Iron Ore Mine”.

      Mass Financial is to perform certain management services in connection with MFC Merchant Bank investments in consideration for 15% of the after tax profits of MFC Merchant Bank and a right of first refusal to purchase MFC Merchant Bank or its assets on the same terms as any bona fide offer from a third-party purchaser acceptable to KHD, or to assist in the sale of MFC Merchant Bank for an additional service fee of 5% of the purchase price. Mass Financial has also agreed to provide management services in connection with the review, supervision and monitoring of our royalty interest in the Wabush Mine. We have agreed to pay 8% of the net royalty income.

Competition
      There are major competitors in the industrial and engineering services business. Principal competitors include: FLSmidth & Co. A/ S, Andritz AG, Metso, Polysius AG, Sinoma International Engineering Company Ltd., Claudius Peters Group GmbH, Loesche GmbH and Gebrüder Pfeiffer AG. All of these companies are international companies with significant resources, capital and access to information.
      Our competitors in the cement industry can be segmented into two different types of companies:

•	complete line competitors which are companies providing either a similar, or even broader range of equipment services to the cement industry; and

•	part line competitors which are companies focusing on a smaller range of equipment and technologies.
      The market for cement equipment is dominated by three globally active, complete line suppliers. These are the FLSmidth & Co. A/ S, Polysius AG and Sinoma International Engineering Company Ltd.
      In the cement business, we principally compete with three part-line suppliers: Claudius Peters Group GmbH, which focuses on clinker cooling, and Loesche GmbH and Gebrüder Pfeiffer AG, which focuses on raw and finished materials grinding.
      We conducted our business in 2005 in a global environment that was highly competitive and unpredictable. For more information, see “Item 3. Key Information — Risk Factors”.

Sales and Distribution Channels
      While we provide services throughout the world through our subsidiaries and representative offices, sales and marketing efforts are developed and coordinated through the corporate sales staff in Cologne, Germany. In general, decisions by clients to increase production capacities, either through the addition of new lines or through the expansion of existing facilities, are the result of an extensive formal planning process. Consequently, any opportunity is well known and anticipated by us and our competitors. However, opportunities in the after-sales markets are identified by diligent, constant interaction with operating plant mangers.
      Our sales and after-sales staff currently numbers more than 50 professionals, and is organized by regions of the world. Each region has a senior, key account manager who is supported by local sales staff in the subsidiaries and representative offices. The sales efforts are technical in nature, and consequently the staff consists of senior, experienced engineers.
      Proper preparation of a proposal is a major effort, and in the case of a new plant can represent an investment of between €100,000 and € 200,000. The customer usually starts by providing a sample of the raw material to be processed, as well as specifications for production capacity, energy requirements, emission limits, product quality, etc. We must analyze the sample, complete preliminary engineering to a sufficient extent so that the major components can be sized, prepare arrangement plans, and in the case of expansions, develop connection details, shutdown requirements, etc. Consequently, the decision to bid is strategic and must be made considering other opportunities available at the time, commitment load by geographic region, country risk, history with the customer (e.g. have they purchased our or our competitor’s lines in the past), bonding capacities, financing availability, etc. This strategic decision is made by an executive committee. Once the decision is taken and before the bid is offered to the customer, the key account manager must present it to an executive committee for authorization.

Patents and Licenses
      We supply technology, equipment and engineering/design services for cement, coal and minerals processing. On an international basis, we offer clients engineering services, machinery, plant and processes as well as process automation, installation, commissioning, staff training and after-sales services. In the course of our business, we develop intellectual property which we protect using the international patent registering processes. We license the intellectual property and other rights to use certain parts of our technology to our subsidiaries, suppliers and clients.
      In total, we currently hold 305 patents and 159 trademarks.

C.	Organizational Structure
      As at March 31, 2006, our significant wholly-owned direct and indirect subsidiaries are as follows:

Jurisdiction of
Incorporation or
Name of Wholly-Owned Subsidiary	Organization

MFC Merchant Bank S.A.	Switzerland
Robabond Holding AG	Switzerland
MFC Commodities AG	Switzerland
KHD Humboldt Wedag International Holdings GmbH	Austria
KHD Humboldt Wedag International GmbH	Austria
Humboldt Wedag Inc.	USA
Humboldt Wedag India Ltd.	India
      As at March 31, 2006, our significant non-wholly-owned subsidiaries are as follows:

Jurisdiction of
	Incorporation or		Our
Name of Non-Wholly-Owned Subsidiary	Organization	Owner of Interests	Shareholding

Sasamat Capital Corporation	Canada	KHD Humboldt Wedag International Ltd.	50.5%(1)
MFC Industrial Holdings AG	Germany	KHD Humboldt Wedag International Ltd.	97%(1)
KHD Humboldt Wedag GmbH	Germany	MFC Industrial Holdings AG	100%(2)
Zementanlagenbau Dessau GmbH	Germany	KHD Humboldt Wedag GmbH	100%(2)
Altmark Industriepark AG	Germany	KHD Humboldt Wedag GmbH	94.8%(2)
ZAB Industrietechnik & Service GmbH	Germany	Zementanlagenbau Dessau GmbH	100%(2)

(1)	Representing shareholding by the immediate parent company.

(2)	Held by our company and/or our subsidiaries.

D.	Property, Plant and Equipment

Office Space
      We lease office space at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong.
      KHD’s principal business is the design and engineering of equipment for cement plants around the world. The fabrication of this equipment generally takes place in the country where the project is resident, in order to generate domestic employment activity and minimize costs. KHD leases space for its offices and manufacturing facility in Cologne, Germany. We also lease space in Bochum, Germany, Moscow, Russia, New Delhi and Calcutta, India, Johannesburg, South Africa, Atlanta, Georgia, USA, Melbourne, Australia, and Beijing, China.
      We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2006. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Royalty Interest — Wabush Iron Ore Mine
      We indirectly participate in a royalty interest. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Iron Ore Mine is situated that commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals, which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake Minerals of $0.22 per ton on shipments of iron ore from the Wabush Iron Ore Mine. Iron ore is shipped from the Wabush Iron Ore Mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2005, 2004 and 2003, 4.9 million, 4.0 million and 5.3 million tons of iron ore, respectively, were shipped from the Wabush Iron Ore Mine.
      The Wabush Iron Ore Mine is operated by an unincorporated joint venture consisting of Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc., which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush Iron Ore Mine. Pursuant to the terms of the mining sub-lease, this royalty payment by the joint venture is not to be less than $3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of $1.685 per ton with escalations as defined by agreement. Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity.
      Although no assurance as to the future production levels can be provided, since the operator of the Wabush Iron Ore Mine is owned by the joint venture of steel producers and a trader, production from the mine has been generally maintained at relatively consistent levels.
      In December, 2005, we commenced a lawsuit against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc. claiming that such parties have breached their contractual and fiduciary duties by inaccurately reporting and substantially underpaying the royalties properly due under the lease. We are also claiming reimbursement for the substantial costs that we have incurred in connection with our investigation into such matters.

Real estate held for sale
      KHD owns 94.8% of Altmark Industriepark AG, which owns approximately 650.2 acres of land with buildings forming an industrial development area in the City of Arneburg in the State of Sachsen-Anhalt, Germany. The first major project on this site was the construction of a kraft pulp mill which started operations in September 2004, following an investment of approximately € 1 billion. In December 2004, Altmark Industriepark sold a piece of property to a leading Italian manufacturer of tissue paper for the construction of a hygiene paper plant, and we are pursuing several other projects on an ongoing basis that may lead to further real estate sales in other industries (e.g. sawmill, bio-diesel refinery, etc.)
      KHD also owns 100% of ZAB Zementanlagenbau GmbH, which owns approximately 28.4 acres of land with buildings in the city of Dessau in the State of Sachsen-Anhalt. In the past, these properties were used as KHD Humboldt Wedag’s production facilities to manufacture equipment.

ITEM 4A	Unresolved Staff Comments
      Not applicable.

ITEM 5	Operating and Financial Review and Prospects
      The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2005 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included in this annual report were prepared in accordance with Canadian generally accepted accounting principles. For a reconciliation of our financial statements included in this annual report to United States generally accepted accounting principles, see Note 23 to the financial statements. We have made certain reclassifications to the prior periods’ financial statements to conform to the current period’s presentation.

A.	Operating Results

Overview
      During the year ended December 31, 2005, we operated in two business segments: industrial and engineering services and financial services.
      Our industrial and engineering services segment focuses on services for the cement, coal and minerals processing industries. We design and build plants and equipment that produce and process clinker, cement, clean coal, and minerals such as copper and precious metals. Headquartered in Hong Kong, we have approximately 900 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.
      Our financial services segment did focus on merchant banking. We provided specialized banking and corporate finance services and advice internationally. These activities were primarily conducted through our wholly-owned subsidiary, MFC Merchant Bank. We also did commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account.
      Subsequent to the year ended December 31, 2005, we completed the distribution to our shareholders of the common shares of our financial services into a separate company. We will continue to hold an investment in the financial services business by way of the non-voting preferred shares we hold in Mass Financial. The non-voting class A preferred shares are redeemable by Mass Financial at any time and we have the right to cause a retraction of the class A preferred shares at a rate of 1/15 per year (based on a proposed 15 year retraction period) starting after January 31, 2010. The redemption and retraction amount is equal to (i) the fair market value of the common shares that were exchanged for the class A preferred shares at the time of the exchange less $100, multiplied by (ii) 1.04 multiplied by the number of months the preferred shares have been outstanding divided by 12. Upon us giving notice of a retraction, we shall be entitled to a dividend equal to the redemption amount. No dividends on the class A common shares can be paid if Mass Financial is late on the redemption or retraction of any tranche of the class A preferred shares or if payment of the dividend will reduce Mass Financial’s net asset value to less than the outstanding retraction amount of the then issued class A preferred shares. In the event of liquidation, dissolution, winding up or any other distribution of the assets of Mass Financial, then we shall be entitled to receive, in priority and preference to the class A common shares, the redemption amount.
      Our board of directors determined that the separation of our financial services business from our industrial and engineering services business would enhance the success of both businesses and maximize shareholder value over the long term by enabling each company to pursue its own focussed strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each business in comparison to other companies within their respective industries.
      Since January 31, 2006, the financial services business has been operated by Mass Financial, except that MFC Merchant Bank and our interest in an iron ore mine have remained assets of our company.
      Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in industrial and engineering services.

Summary of Quarterly Results
      The following tables provide selected financial information for the most recent eight quarters, including both the industrial and engineering services and financial services segment:

	December 31,	September 30,	June 30,	March 31,
	2005	2005	2005	2005

	(Unaudited)
	(Canadian dollars in thousands, except per share amount)
Revenues	$236,080	$231,223	$276,558	$212,149
Expenses	228,304	224,184	252,469	206,889
Net income	5,721	6,008	16,484	5,984
Diluted earnings per share	0.42	0.44	1.20	0.44

	December 31,	September 30,	June 30,	March 31,
	2004	2004	2004	2004

	(Unaudited)
	(Canadian dollars in thousands, except per share amount)
Revenues	$206,497	$195,717	$181,221	$114,329
Expenses	199,677	189,116	167,539	103,017
Net income	7,640	7,248	10,962	11,101
Diluted earnings per share	0.56	0.53	0.80	0.81
      Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors.
      There was no significant fluctuation in our quarterly net income in 2005, except for the 2nd quarter which included a net gain of $8.4 million on sales of subsidiaries.

Summary of Fiscal 2005

Changes in Financing and Capital Structure
      We maintained a strong balance sheet throughout 2005 and finished the year with a cash balance of $226.6 million and working capital of $250.0 million. During the year, we repaid approximately $14.9 million of debt, net of additional borrowings, excluding the notes payable on commodities transactions. There were no significant share issuances during the year except for the issuance of 58,743 common shares for the acquisition of additional interests in our subsidiaries.

Acquisitions and Divestitures
      In September 2005, we acquired an additional 11.3% interest in Sasamat Capital Corporation, a company whose primary asset is the investment in our industrial and engineering services business. The impact of the acquisition was to increase our beneficial interest in our industrial and engineering services business from 76.5% to 79.7%.
      As discussed above, we completed a significant reorganization of our company subsequent to December 31, 2005 by distributing the common shares of substantially all of our financial services business to our shareholders.
      We intend to pursue an active acquisition program to acquire other companies that will compliment such operations as we recognize the need to diversify our customer base both geographically and market-wise, i.e., beyond the cement industry. Consequently, we are actively seeking strategically significant acquisition and/or partnership opportunities in the engineering market, particularly in the coal and minerals industries. We will continue to evaluate our operations and we may propose exiting additional businesses, markets or service offerings in order to better align our operations with our strategic objectives.

Overview of 2005 Results
      Revenue for fiscal 2005 of $956.0 million increased 37.0% from $697.8 million in 2004, primarily due to the acquisition of the KHD Humboldt Wedag group of companies in March, 2004. Our financial services segment contributed an increase of 11.8% over 2004, or $58.9 million, continuing the growth experienced in 2004 and 2003. Revenue was strong throughout 2005 and growth for 2006 is encouraging, particularly in Asian markets which contributed approximately $173.7 million toward the increase (or an increase of 67.3%). Revenue from Asian markets represents approximately 39.9% of our total revenue in 2005. Revenue from European markets increased 22.6% from 2004. We expect that growth in our industrial and engineering services business in Asia will continue and will be a focus of our future plans.

      The following table sets forth, for the periods indicated, certain key operating results and other financial information:

	Year Ended December 31

	2005	2004	2003

	(Canadian dollars in millions,
	except per share amounts)
Revenue — industrial and engineering services(2)	$398.5	$199.1	$—
Revenue — financial services(1)	557.5	498.7	409.5
Expenses — industrial and engineering services(2)	326.0	158.3	—
Expenses — financial services(1)	502.5	430.9	329.5
General and administrative expenses	74.3	62.6	25.2
Net income	34.2	37.0	49.1
Basic earnings per share	2.51	2.73	3.76
Diluted earnings per share	2.50	2.70	3.59

(1)	Substantially all of our financial services business was distributed to our shareholders subsequent to December 31, 2005

(2)	Segment acquired in March, 2004
      As discussed, revenue for 2005 increased in both our business segments during 2005 as compared to 2004, and the direct costs recognized against those revenues proportionately increased in 2005. Direct costs of our industrial and engineering services business increased from 79.5% of revenue to 81.8% of revenue while the direct costs of our financial services business increased from 86.4% of revenue to 90.1% of revenue.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004 (includes both the industrial and engineering services and financial services segments)
      Based upon the year average exchange rates in 2005, the Canadian dollar increased by approximately 7.5% in value against the Swiss franc, 7.2% in value against the Euro and 7.4% in value against the United States dollar, compared to the year average exchange rates in 2004. As at December 31, 2005, the Canadian dollar increased by approximately 19.1% in value against the Swiss franc, 18.0% against the Euro and 3.2% against the United States dollar since December 31, 2004.

Revenues
      In 2005, our total revenues increased by 37.0% to $956.0 million from $697.8 million in 2004, primarily as a result of the consolidation of the KHD Humboldt Wedag Group for the full year in 2005, compared to nine months in 2004 and increased trading in the financial services segment.
      In 2005, our revenues from our industrial and engineering services business increased by 100.1% to $398.5 million from $199.1 million in 2004. We consolidated a full year’s operating results of KHD Humboldt Wedag group in 2005, compared to only nine months in 2004 as KHD Humboldt Wedag group was acquired on March 31, 2004. The revenues of the core business of industrial and engineering services from KHD Humboldt Wedag group increased to $384.1 million in 2005 from $187.4 million in 2004. While this increase reflects the consolidation of the full 2005 results as opposed to only nine months in 2004, the majority of the increase is attributable to the significant increase in the business levels in 2005. The increase in revenues is associated with the increase in order intake to $502.5 million (€333 million) in 2005 over $383.2 million (€237 million) in the full year of 2004, or a 41% increase in terms of Euros. The majority of this order intake is in the cement business and originates from the emerging Asian and Middle Eastern markets. Order backlog at the close of 2005 also increased over 2004 to $371.7 million (€ 269 million), or a 42% increase in terms of Euros.
      In 2005, our revenues from our financial services business increased by 11.8% to $557.5 million from $498.7 million in 2004, as a result of increases in the volume in commodities trading, which increased to $530.0 million in 2005 from $449.1 million in 2004. Fees and commissions decreased to $4.3 million in 2005 from $13.9 million in 2004. Revenues from securities amounted to $5.0 million in 2005, compared to $21.1 million in 2004. The decrease in fees and commissions and revenues from securities in 2005 is due to management time allocation and the lack of profitable projects within our risk profile.

      For our industrial and engineering services business, our customers are based primarily in Asia, the Middle East and North America and for our financial services business, our customers were primarily based in Europe. As discussed above, revenue from customers in Europe and Asia increased while marginal decreases were experienced in Canada, the United States and Africa. Asian markets are emerging markets with continued strong demand for our core industrial and engineering services and we expect that this trend will continue in 2006. European markets are our major commodities trading markets and we expect that the revenues from this geographic area will decline in 2006 as a result of the separation of our financial services business.

Expenses
      In 2005, our expenses increased by approximately 38.3% to $911.8 million from $659.3 million in 2004, primarily as a result of the consolidation of the KHD Humboldt Wedag Group for the full year in 2005, compared to nine months in 2004 and increased trading in the financial services segment.
      In 2005, industrial and engineering services expenses increased to $326.0 million from $158.3 million in 2004. The expenses on the core business of industrial and engineering services from KHD Humboldt Wedag group increased to $325.2 million in 2005 from $156.8 million in 2004, and its profit margin slightly decreased to 15.3% in 2005 from 16.4% in 2004. The increases in expenses reflect the incorporation of the full 2005 year’s expenses over the nine month expense total in 2004, increases associated with the significantly greater sales level in 2005, increases in the marketing and sales costs associated with generating a 41% increase in Order Intake in 2005. The slight decrease in margin is associated with the increase in the purchased equipment component of the revenues as certain customers require the Company to include some components not in our normal scope of supply.
      In 2005, financial services expenses increased to $502.5 million from $430.9 million in 2004. Costs of commodities sold increased to $502.2 million in 2005 from $416.2 million in 2004, and our profit margin decreased to 5.2% in 2005 from 7.3% in 2004. Costs and expenses of investments were $3.8 million and $14.0 million in 2005 and 2004, respectively. The increase in costs of commodities sold and decrease in costs and expenses of investment matched the movement of the revenues of our commodities and investment activities. We recognized a net gain of $9.1 million on dispositions of subsidiaries (including $8.9 million on a wholly-owned subsidiary sold to a 27.8% owned affiliate), a $1.0 million loss on the impairment of a loan and a $3.1 million loss on the impairment of a long-term investment, which were included in the financial services expenses.
      General and administrative expenses increased to $74.3 million (7.8% of revenue) from $62.6 million (9.0% of revenue) in 2004. The general and administrative expenses were net of foreign currency transaction gains of $2.2 million and $1.2 million for the years ended December 31, 2005 and 2004, respectively. The increase in general and administrative expenses, on an absolute basis, reflects the result of consolidation of a full year’s operating results of KHD Humboldt Wedag group in 2005, compared to only nine months in 2004. General and administrative expenses as a percentage of revenue reflect lower expenses in 2005, the benefits from exiting businesses and related cost reductions.
      Interest expense increased to $9.1 million (0.9% of revenue) in 2005 compared to $7.4 million (1.1% of revenue) in 2004. We are generally not reliant upon interest-bearing debt to fund our day-to-day operations.

Income Taxes
      We recognised a tax expense of $3.2 million in 2005, compared to a tax benefit of $4.2 million in 2004. The increase in net income tax expense reflected the increase in operating profit in our core business in industrial and engineering service segment. We have non-capital tax loss carryforwards of $114.5 million in Germany, which do not expire. The effective tax rate for 2005 reflects the tax expense in jurisdictions with current taxes payable.
      We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate is also impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia and tax incentives, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the impairment of deferred income tax assets.
      In certain jurisdictions, we currently have net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $34.4 million is required in respect of our deferred income tax assets as at

December 31, 2005 (December 31, 2004 — $31.0 million). Increases in the valuation allowance are primarily as a result of the acquisition of a subsidiary which has a substantial amount of tax loss carry forward.
      As at December 31, 2005, the net deferred income tax asset balance was $11.2 million (2004 — $11.3 million). We believe we will generate sufficient future taxable income to realize the benefit of these deferred income tax assets.
      We develop our tax position based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results.
      Certain of our subsidiaries provide financing and services to, and may from time-to-time undertake certain transactions with other subsidiaries in different jurisdictions. In general, inter-company transactions, in particular inter-company financing transactions, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.
      International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies. Such a challenge generally involves a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges.

Income
      Income from operations increased to $44.2 million in 2005 from $38.4 million in 2004, primarily as a result of the contribution from our industrial and engineering services.
      In 2005, our net income was $34.2 million, or $2.51 per share on a basic basis ($2.50 per share on a diluted basis). In 2004, our net income was $37.0 million, or $2.73 per share on a basic basis ($2.70 per share on a diluted basis), in 2004.
      On January 31, 2006, we completed the distribution to our shareholders of the common shares of Mass Financial. The effect of the distribution was to realign our financial services into a separate company that was held by our shareholders. Accordingly, we expect that the contribution of revenues and expenses of our financial services to our consolidated income statement after year 2005 will be significantly reduced.
      See “Item 8B. Significant Changes” for allocation of assets, liabilities, revenues and expenses between Mass Financial and us.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003 (includes both the industrial and engineering services and financial services segments)
      Based upon the year average exchange rates in 2004, the Canadian dollar decreased by approximately 0.6% in value against the Swiss franc, 2.1% in value against the Euro but increased by approximately 7.7% in value against the U.S. dollar, compared to the year average exchange rates in 2003. As at December 31, 2004, the Canadian dollar decreased by approximately 1.0% in value against the Swiss franc, 0.1% against the Euro but increased by 7.4% against the U.S. dollar since December 31, 2003.
      In 2004, our revenues increased by 70.4% to $697.8 million from $409.5 million in 2003, primarily as a result of the increased volume of our trading activities and acquisitions, particularly the consolidation of the result of MFC Industrial Holdings AG since March 31, 2004. We continued our expansion into the Far East and Southern Asia.
      In 2004, our expenses increased by approximately 83.6% to $659.3 million from $359.1 million in 2003, primarily as a result of the increase in the volume of trading activities and acquisitions, particularly the consolidation of the result of MFC Industrial Holdings AG since March 31, 2004. In 2004, financial services expenses increased by approximately 30.8% to $430.9 million from $329.5 million in 2003. General and administrative expenses increased to $62.6 million in 2004 from $25.2 million in 2003. The general and administrative expenses were net of foreign currency transaction gains of $1.2 million and $8.3 million in 2004 and 2003, respectively. The increases in financial services and general and administrative expenses related primarily to the increase in the volume of trading activities and acquisitions, particularly the consolidation of the result of MFC Industrial Holdings AG since March 31, 2004. In 2004, we recorded an income tax recovery of $4.2 million. In 2003, we had an income tax expense of $0.8 million.
      In 2004, our net earnings decreased to $37.0 million, or $2.73 per share on a basic basis ($2.70 per share on a diluted basis), from $49.1 million, or $3.76 per share on a basic basis ($3.59 per share on a diluted basis), in 2003.

B.	Liquidity and Capital Resources (includes both the industrial and engineering services and financial services segments)
      The following table is a summary of selected financial information concerning our company for the periods indicated:

	December 31,		December 31,

	2005	2004	2005	2004

	(U.S. Dollars in		(Canadian Dollars in
	thousands)		thousands)
	(for information)
Cash and cash equivalents	$194,313	$179,231	$226,550	$215,722
Short-term securities	16,265	17,542	18,963	21,113
Total assets	523,054	501,579	609,831	603,699
Long-term debt, less current portion	6,253	11,950	7,290	14,383
Shareholders’ equity	244,259	223,849	284,783	269,421
      We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.
      As at December 31, 2005, our total assets increased to $609.8 million from $603.7 million as at December 31, 2004, primarily as a result of excellent operating performance. At December 31, 2005, our cash and cash equivalents were $226.6 million, compared to $215.7 million at December 31, 2004. As at December 31, 2005, we had short-term securities of $19.0 million, compared to $21.1 million as at December 31, 2004. As at December 31, 2005, our long-term debt, less current portion, was $7.3 million, compared to $14.4 million as at December 31, 2004.
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
      At December 31, 2005, we had 15 separate credit lines and facilities used for commodities and natural resources trading aggregating approximately € 104.0 million and $11.5 million (U.S. $9.9 million) was drawn and outstanding. The kind, amount and number of credit facilities we utilize and amounts drawn thereunder fluctuate from time to time based upon the nature, level and location of, and counterparties with whom we conduct our commodities and natural resources trading activities.
      As at December 31, 2005, other than the lines of credit drawn and outstanding for our commodities and natural resources trading and industrial and engineering business, we have debt maturities of $1.9 million in 2006 and no maturities in 2007. We expect such maturing debt to be satisfied primarily through the settlement of underlying commodities and natural resource trading transactions, industrial and engineering business, cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our consolidated financial statements included in our Annual Report on Form 20-F.

      In connection with our industrial and engineering business, as at December 31, 2005 we have credit facilities of $126.5 million (€91.6 million, 2004: €35 million) with banks which issue contractual-related bonds. As at December 31, 2005, performance bonds of approximately $83.0 million (€60.1 million, 2004: €32.2 million) lines had been issued under the credit lines and there were no claims against KHD Humboldt Wedag under these performance bonds. As at December 31, 2005, cash of $25.7 million (€ 18.2 million) has been collateralized against these credit lines.

Operating Activities
      Operating activities provided cash of $67.4 million in 2005, compared to $60.2 million in 2004. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements. Cash from operations was generated primarily from earnings and increases in working capital, particularly in accounts payable and accrued expenses.
      A decrease in short-term securities provided cash of $0.6 million in 2005, compared to $18.1 million in 2004. An increase in restricted cash used $12.8 million in 2005, compared to $8.1 million in 2004. An increase in receivables used cash of $15.1 million in 2005, compared to a decrease providing cash of $6.5 million in 2004. An increase in commodity receivables used cash of $1.0 million in 2005, compared to a decrease providing cash of $11.8 million in 2004. An increase in inventories used cash of $38.6 million in 2005, compared to $1.2 million in 2004. An increase in commodity inventories used cash of $22.6 million in 2005, compared to $11.5 million in 2004. A decrease in real estate held for sale provided cash of $3.2 million in 2005, compared to an increase using cash of $71,000 in 2004. An increase in accounts payable and accrued expenses provided cash of $94.9 million in 2005, compared to $25.5 million in 2004.

Investing Activities
      Investing activities used cash of $5.3 million in 2005, compared to $14.2 million provided in 2004. In 2004, as a result of acquiring KHD Humboldt Wedag Group, we increased our cash position by a net amount of $31.1 million.
      In 2005, a net increase in loans used cash of $3.6 million, compared to $9.8 million in 2004. Capital expenditure was $3.0 million and $3.7 million in 2005 and 2004, respectively. The net purchases of long-term securities used cash of $65,000 in 2005, compared to $5.1 million in 2004. In 2005, purchases of subsidiaries, net of cash acquired, used cash of $4.1 million, compared to providing cash of $31.1 million in 2004.

Financing Activities
      Net cash used in financing activities was $27.1 million in 2005, compared to $0.3 million provided in 2004. Net debt repayments used cash of $14.9 million in 2005, compared to $22.5 million in 2004. An increase in notes payable on commodities transactions provided cash of $6.6 million in 2005, compared to $7.6 million in 2004. In 2005, a net decrease in deposits used cash of $18.3 million, compared to a net increase in deposits providing cash of $23.8 million in 2004. The net repurchase of common shares in 2005 used cash of $34,000, compared to $10.1 million in 2004.
      We had no material commitments to acquire assets or operating businesses at December 31, 2005. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Foreign Currency
      Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.
      We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than Canadian dollars into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As our revenues are received in Euros and U.S. dollars, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the fluctuation of the exchange rates for Euros and U.S. dollars during that period.
      Based upon the year average exchange rates in 2005, the Canadian dollar increased by approximately 7.5% in value against the Swiss franc, 7.2% in value against the Euro and 7.4% in value against the U.S. dollar, compared to the year average exchange rates in 2004. As at December 31, 2005, the Canadian dollar increased by approximately 19.1% in value against the Swiss franc, 18.0% against the Euro and 3.2% against the U.S. dollar since December 31, 2004.
      In the year ended December 31, 2005, we reported approximately a net $20.2 million currency translation adjustment loss and, as a result, our cumulative currency translation adjustment loss at December 31, 2005 was $32.4 million, compared to a cumulative loss of $12.2 million at December 31, 2004.
      At December 31, 2005, the cumulative currency translation adjustment loss included a cumulative loss of approximately $24.8 million attributable to Mass Financial group of companies. See “Item 8.B. Significant Changes” for additional information.
      We use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. At December 31, 2005 and 2004, we did not hold any forward foreign exchange contracts for our own account. For more information, see our Annual Report on Form 20-F, Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

Derivative Instruments
      Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign currency exchange exposure for our own account. We also use derivatives to manage our interest rate risk on debts. For more information, see our Annual Report on Form 20-F, Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

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
      Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements included in our 2005 annual report.

Revenue Recognition
      The majority of the contracts and services in our industrial and engineering services are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the billing is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

      Financial services revenues for banking and services are recognized as they are performed, and from commodities and natural resources trading and the sale of proprietary investments as they are completed and when the amounts of the revenues are fixed, agreed or determinable and collectibility is reasonably assured.

Provisions for Assets Held for Sale
      We have assets held for sale in our normal operating cycle. The assets held for sale consist of commodity inventories, inventories and real estate held for sale.
      Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.
      For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.
      Commodities inventories consist primarily of metals and plastics. Management also makes estimates about the future customer demand for our products. When making these estimates, we consider general economic conditions and growth prospects within our customers’ ultimate marketplace and the market acceptance of our current and pending products. However, the general economic conditions may change within a short time or a unexpected event may cause a downturn in the general economic conditions or in a specific geographic location. Government intervention is a very critical factor in the developing countries.
      We also have real estate held for sale. We are actively marketing the real estate. When the management makes estimate on the fair value of the real estate, we usually take into consideration the recent land sales in the neighborhood areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated.

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

Goodwill Impairment
      A goodwill impairment loss should be recognized when the carrying amount of the goodwill exceeds the fair value of the goodwill. An impairment loss should not be reversed if the fair value subsequently increases. We consider, but such consideration is not limited to, the following factors to determine the goodwill impairment: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit.

Valuation of Securities
      Trading account securities held by MFC Merchant Bank S.A. are stated at quoted market value, with the unrealized gain or loss included in the results of operations. Short-term marketable securities are carried at the lower of aggregate cost or current market value, with the unrealized loss included in the results of operations. Short-term unlisted investments are carried at the lower of cost or estimated net realizable value.

      When there has been a loss in value of a long-term security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income.
      In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: trend of the quoted market price and trading volume; financial position and results for a period of years; liquidity or going concern problems of the investee; changes in or reorganization of the investee and/or its future business plan; outlook of the investee’s industry; the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and our business plan and strategy to divest the security or to restructure the investee.

Warranty Costs
      We provide a warranty to our customers for the contracts and services in our industrial and engineering service segment. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labour costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.

Employee Future Benefits
      Our industrial and engineering service segment in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have significant impact on the estimate of the pension liability.
      Under the German laws, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Changes in Accounting Policies including Initial Adoption
      For the new Canadian and United States accounting standards, please refer to Notes 1 and 23, respectively, to the consolidated financial statements in our Annual Report on Form 20-F. There were no significant changes or adoptions of accounting policies in 2005 or 2004 which had a significant impact upon our financial statements.

C.	Research and Development, Patents and Licenses, Etc.
      Not applicable.

D.	Trend Information
      The order intake for the KHD Humboldt Wedag Group for the year ended December 31, 2002 was approximately €90 million. After acquiring our initial interest in 2003, the order intake increase by over 45% and in the second year, 2004, by an additional 77% to almost €237 million, with a further increase of 41% to €333 million in 2005. However, one should not anticipate this rate of growth to continue unabated. Order backlog, which at the end of 2003 stood at about €97 million, nearly doubled by the close of 2004 to reach just over €190 million, and has increased to € 269 million in 2005. Order intake is defined as all orders which were received during the respective period under review. Order backlog is defined as orders which have been received but not yet fulfilled.

E.	Off-balance Sheet Arrangements
      We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

	Payments Due by Period

	Less than		2 – 3	4 – 5	More than
Contractual Obligations as at December 31, 2005	1 Year		Years	Years	5 Years

	(Canadian dollars in thousands)
Long-term debt obligations(1)	$1,872		$309	$2,564	$4,417
Capital lease obligations(1)	—		—	—	—
Operating lease obligations	4,176		1,958	1,308	—
Purchase obligations	60,162	(2)	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under GAAP	—		403	269	—

Total	$66,210		$2,670	$4,141	$4,417

(1)	Principal amounts only

(2)	Purchases for industrial and engineering contracts
      Cash outlays for our contractual obligations and commitments identified above are expected to be funded by cash on hand. Purchase obligations can typically be cancelled with little or no financial penalty. Our policy regarding non-standard or customized orders dictates that such items are generally ordered specifically for customers who have contractually assumed liability for the inventory. In addition, a substantial portion of the standard items covered by our purchase orders were procured for specific customers based on their purchase orders or forecasts under which the customers have contractually assumed liability for such material. Accordingly, the amount of liability from purchase obligations under these purchase orders cannot be quantified in a meaningful way.

Capital Resources
      We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.
      Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations, certificates of deposit and money market funds.

G.	Safe Harbor
      Not applicable.

ITEM 6	Directors, Senior Management and Employees

A.	Directors and Senior Management
      The following table sets forth the names and business experience of each of our directors and officers, as at March 31, 2006:

		Date of	Expiration
		commencement	of term
		of office with	of office with
Name and age	Present position with our company	our company	our company

Michael J. Smith (57)	Director	1986	2008
	Chairman, Chief Financial Officer and Secretary	1996	N/A
Jim Busche (47)	President and Chief Executive Officer	2006	N/A
Dr. Shuming Zhao(1) (51)	Director	2004	2007
Dr. Kelvin K. Yao(1) (53)	Director	2004	2007
Silke Brossmann(1) (37)	Director	2003	2008
Indrajit Chatterjee(2) (60)	Director	2005	2006 (3)

(1)	Member of our audit committee.

(2)	Mr. Chatterjee was appointed to our board of directors on September 15, 2005.

(3)	Expiring on the date of the annual general meeting for the 2005 fiscal year to be held on or before August 14, 2006.

Michael J. Smith — President, Secretary and Director
      Mr. Smith has been our Chairman, Chief Financial Officer and Secretary since 2003 and a director of our company since 1986. Mr. Smith was our President and Chief Executive Officer between 1996 and 2006. Mr. Smith is the President, Secretary and a director of Blue Earth Refineries Inc., a company with its common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Mr. Smith is also the Chief Executive Officer, President, Chief Financial Officer and a director of Cathay Merchant Group, Inc, a public company with its common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Mr. Smith is also the President and a director of Mass Financial Corp., our formerly wholly-owned subsidiary.
      Mr. Smith has extensive experience in advisory services, corporate finance, restructuring and international taxation planning. He leads our company’s investing and merchant banking activities.

Jim Busche — Chief Executive Officer
      Mr. Busche has been our Chief Executive Officer since March 7, 2006. Mr. Busche has over 20 years of international experience in the industrial plant engineering business in North America, Europe, China and India. He joins the Company from Groupe LaPerriére & Verrault Inc. While at Groupe LaPerriére & Verrault, Mr. Busche served as Vice President and Managing Director (Asia). During his career, Mr. Busche has managed major globalization programs and completed a number of major acquisitions in the process industries.

Dr. Shuming Zhao — Director
      Dr. Zhao has been a director of our company since 2004. Dr. Zhao is a professor and the Dean of the School of Business, Nanjing University and the Dean of the School of Graduate Studies, Macau University of Science and Technology. Dr. Zhao is President of Jiangsu Provincial Association of Human Resource Management and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Dr. Zhao organized and held four international symposia on multinational business management in 1992, 1996, 1999 and 2002. Since 1994, Dr. Zhao has also acted as a management consultant for several Chinese and international firms. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business at the University of Southern California and he has lectured in countries including the United States, Canada, Japan, the United Kingdom, Germany, Australia, the Netherlands and Singapore. Since 2004, Dr. Zhao has been an independent director on the board of directors of Suning Electronic Co. Ltd.

Dr. Kelvin K. Yao — Director
      Dr. Yao has been a director of our company since 2004. Dr. Yao is a professor and the Chief of the Center for Institute of Ophthalmology, Zhejiang University since 1992. As an expert in ophthalmic research and practice, Dr. Yao has been a member in various professional committees including the Vice Board President of the Chinese Society of Cataract and Intra-ocular Lens, the Vice Board Director of the Society of Ophthalmology, Zhejiang Provincial Branch of the Chinese Medical Association, and the Head of the Committee of Academic Degrees of the Medical Branch of Zhejiang University. Dr. Yao is also a board member of the Chinese Medical Academy Institute and the board director of several Chinese ophthalmic publications.

Silke Brossmann — Director
      Ms. Brossmann has been a director of our company since 2003. She is also a director of Cathay Merchant Group, Inc., both companies with their common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Ms. Brossman was the Head of Investor Relations with Prokurist and Head of Central Administration of Koidl & Cie. Holding AG from 1999 to 2002. Ms. Brossmann has been an independent management consultant since 2002.

Indrajit Chatterjee — Director
      Mr. Chatterjee has been a director of our company since 2005. Mr. Chatterjee is a retired business man who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.

B.	Compensation
      During the fiscal year ended December 31, 2005, we paid an aggregate of approximately $1.9 million in cash compensation to our directors and officers. There were no stock options granted to or exercised by such directors and officers or other non-cash compensation. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2005 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Compensation
      The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2005 to the senior management of our company:
SUMMARY COMPENSATION TABLE

			Long Term Compensation
	Annual
	Compensation(1)			Securities Under
			Other Annual	Options/SARs	All other
Name and Principal Position	Salary	Bonus	Compensation	Granted	Compensation

Michael J. Smith(2)	$312,686	$134,424	Nil	Nil	$99,274
Chairman, Chief Financial Officer, Secretary and Director
Stefan Feuerstein(3)	$246,893	$60,351	Nil	Nil	$6,211
Vice-President and Director
Georg Zimmermann	$322,322	Nil	Nil	Nil	$69,710
Member of Management Board — KHD Humboldt Wedag GmbH
Hermann Kroeger	$255,926	$37,725	Nil	Nil	$944
Member of Management Board — KHD Humboldt Wedag GmbH
Rudolf Pich	$270,715	Nil	Nil	Nil	$82,843
Member of Management Board — KHD Humboldt Wedag GmbH

(1)	On a cash basis, unless otherwise stated.

(2)	Mr. Smith resigned as our President and Chief Executive Officer effective March 7, 2006.

(3)	Dr. Feuerstein resigned from our board of directors on September 15, 2005 to pursue other opportunities with an affiliate of our company.

Directors’ Compensation
      Our non-management directors receive U.S.$25,000 annually for their services and U.S.$500 for each meeting of directors that they attend. We also reimburse our directors and officers for expenses incurred in connection with their services as our directors and officers.

Employment Agreements and Termination of Employment or Change of Control
      Mr. Smith entered into an amended and restated employment agreement with our company in 2000. The agreement generally provides, subject to certain termination provisions, for the continued employment of Mr. Smith for a period of 36 months with automatic one month renewals, so that the agreement at all times has a remaining term of 36 months. The agreement provides for an annual base salary and other compensation to be paid to Mr. Smith as determined by our board of directors. His salary is currently U.S.$240,000. In the event he is terminated without cause or resigns for good reason (as defined in the Agreement) within three years of a change of control (as defined in the Agreement), Mr. Smith will be entitled to a lump sum severance payment of three times the sum of (i) his current annual salary under the agreement, and (ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If Mr. Smith is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal instalments over 12 months. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of his termination and the date of the change of control, to require us to purchase all or any part of our common shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of our common shares on the Nasdaq National Market for the ten preceding trading days. In March 2006, we confirmed that Mr. Smith’s employment would continue on the same terms and conditions as consideration for serving as the chairman, chief financial officer and secretary of our company.

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
      Our board of directors has established an audit committee. Our audit committee currently consists of Shuming Zhao, Kelvin K. Yao and Silke Brossmann. Each member is independent and financially literate as those terms are defined in Multilateral Instrument 52-110 — Audit Committees. For a description of each member’s education and experience, see “Item 6 — Directors, Senior Management and Employees” and “Item 16A — Audit Committee Financial Expert”. The audit committee operates pursuant to a charter adopted by the board of directors. A copy of our audit committee charter is attached as Exhibit 99.1 to this annual report. The audit committee is appointed and generally acts on behalf of the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors.
      We do not have a remuneration or compensation committee. A majority of our independent directors recommends the compensation of our executive officers and provides the recommendation to our board of directors for determination of compensation payable to our executive officers. Our chief executive officer does not vote upon or participate in the deliberations regarding his compensation.

D.	Employees
      We currently employ approximately 912 people, including 896 at KHD Humboldt Wedag. As at December 31, 2005, 2004 and 2003, we employed approximately 1,235; 1,317; and 246 people, respectively.

E.	Share Ownership
      There were 15,206,512 common shares, no stock options and no share purchase warrants issued and outstanding as of March 15, 2006. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Number of
Common Shares
Name Office Held	Beneficially Owned	Percentage(1)

Michael J. Smith	85,000	*	%
President, Secretary and Director
Jim Busche(2)	Nil	Nil
Chief Executive Officer
Dr. Shuming Zhao	Nil	Nil
Director
Dr. Kelvin K. Yao	Nil	Nil
Director
Silke Brossmann	Nil	Nil
Director
Indrajit Chatterjee(3)	Nil	Nil
Director

*	Less than one percent (1%)

(1)	Based on 15,206,512 common shares issued and outstanding as at March 15, 2006.

(2)	Jim Busche was appointed our Chief Executive Officer effective March 7, 2006.

(3)	Indrajit Chatterjee was appointed to our board of directors on September 15, 2005 to fill the vacancy created by the resignation of Stefan Feuerstein. Dr. Feuerstein resigned from our board of directors on September 15, 2005 to pursue other opportunities with an affiliate of our company.
     Stock Option Plan
      We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 2,762,000. Each option upon its exercise entitles the grantee to one common share. The exercise price of an option may not be less than the closing market price of our common shares on the Nasdaq on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the Nasdaq for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. We did not grant any options in 2005 and there are no options that are currently outstanding. The number of options available for grant under the stock option plan was 1,397,500 as at March 15, 2006.

ITEM 7	Major Shareholders and Related Party Transactions
A. Major Shareholders
      There were 15,206,512 common shares issued and outstanding as of March 15, 2006. As a result of the distribution of Mass Financial to our shareholders, the number of our common shares increased from 13,635,384 as of December 31, 2005 to 15,206,512 as of March 15, 2006 by 1,571,128 shares, which represents the number of our shares held by Mass Financial’s wholly-owned subsidiaries. The following table sets forth, as of March 15, 2006, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name	Amount Owned		Percent of Class(1)

Peter Kellog	3,141,550	(2)	20.7%
FMR Corp.	876,285		5.8%
Mass Financial Corp.	1,571,128		10.3%

(1)	Based on 15,206,512 common shares issued and outstanding on March 15, 2006.

(2)	In his public filings, Mr. Kellog disclaims beneficial ownership of 2,821,550 of the shares, or approximately 18.6% of our issued and outstanding common shares.
      There has been no significant change in the percentage ownership of any of our major shareholders during the years ended December 31, 2005, 2004 and 2003.
      The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares who are not major shareholders.
      As of March 15, 2006, the registrar and transfer agent for our company reported that there were 15,206,512 common shares issued and outstanding held by 569 registered holders. Of those common shares issued and outstanding, 1,573,202 common shares were registered to Canadian residents (14 shareholders), 13,392,583 common shares were registered in the United States (544 shareholders) and 240,727 common shares were registered to residents of other foreign countries (11 shareholders).
      To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.
      There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.
B. Related Party Transactions
      Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2005 and March 24, 2006, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
      During the year ended December 31, 2005, we entered into transactions with affiliates in the normal course of operations. These transactions are measured at the exchange value, which represent the amount of consideration established and agreed to by all the parties.
      In the normal course of commodities trading transactions, we purchased commodities from and sold commodities to our affiliates. We sold $2.7 million to two affiliates during 2005.
      During 2005, we recognized fee income in the normal course from affiliates amounting to $3.8 million. We earned dividends of $5.2 million on preferred shares of stock in an affiliate in 2005.
      During 2005, we recognized equity income of $3.9 million from our equity method investees. During 2005, we recognized $0.6 million expense reimbursement from and $17,000 interest expense to an equity method investee which subsequently became a subsidiary in the same year. During 2005, we sold a wholly-owned subsidiary to another equity method investee (27.8% owned) for a total consideration of $12.3 million, consisting of cash of $5.9 million and promissory note of $6.4 million, resulting in us recognizing a gain of $8.9 million. We recognized interest income of $0.2 million from and interest expense of $18,000 to this affiliate in 2005.
      As at December 31, 2005, we had equity method investments of $18.7 million, long-term investments in affiliates of $8.8 million, loans to an affiliate of $2.5 million, receivables from affiliates of $14.0 million, payable to affiliates of $3.5 million, deposit liabilities to affiliates of $12.2 million and a long-term liability to an affiliate of $0.3 million.

ITEM 8	Financial Information
A. Consolidated Statements and Other Financial Information
      Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of the Annual Report:

Independent Auditor’s Report of BDO Dunwoody LLP dated March 24, 2006 on the Consolidated Financial Statements of our company as at December 31, 2005

Report of Independent Registered Public Accounting Firm Peterson Sullivan PLLC dated March 18, 2005 on the Consolidated Financial Statements of our company as at December 31, 2004 and 2003

Consolidated Balance Sheets at December 31, 2005 and 2004

Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003

Notes to Consolidated Financial Statements.
The Audited Consolidated Financial Statements for the Years Ended December 31, 2005, 2004 and 2003 can be found under Item 17 “Financial Statements”.

Legal Proceedings
      We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages.

Dividend Distributions
      The actual timing, payment and amount of dividends paid on our common shares is determined by our board of directors, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business consideration as our board of directors considers relevant.
B. Significant Changes
      During fiscal year 2005, we operated two business segments consisting of an industrial and engineering services business and a financial services and merchant banking business. As a result of a corporate reorganization of our company in January 2006, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial, a former wholly-owned subsidiary or our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank (and its Swiss affiliates) and our royalty interest in an iron ore mine, and we hold the preferred shares in Mass Financial. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Consequently, with the exception of MFC Merchant Bank and our royalty interest in an ore mine, we ceased to operate the financial services and merchant banking business as of January 31, 2006. Following the distribution, Mass Financial operated as a separate company and has focussed exclusively on the growth and development of the financial services and merchant banking business.
      For more information on Mass Financial and the distribution, please see the information statement dated December 30, 2005 as revised pursuant to an errata sheet dated January 25, 2006 filed on EDGAR (www.sec.gov) with the Securities and Exchange Commission on a Form 6-K on January 25, 2006.

      The following table summarizes our December 31, 2005 audited consolidated balance sheet and income statement and provides unaudited information concerning the assets, liabilities, revenues and expenses of Mass Financial.
CONSOLIDATED BALANCE SHEET
December 31, 2005

		Mass
	KHD	Financial

		(Unaudited)
	(Canadian dollars
	in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$226,550	$30,529	(1)
Restricted cash	25,669	37
Securities	18,963	3,358
Loans	12,403	9,910
Receivables, commodities transactions	12,184	12,184
Receivables, industrial and engineering services	40,326	—
Receivables	29,769	7,541
Commodity investments	28,397	28,397
Inventories	45,052	2,414
Real estate held for sale	32,038	850
Contract deposits, prepaid and other	13,059	345
Future income tax assets	8,854	737

Total current assets	493,264	96,302

Non-current Assets
Securities	9,202	8,355
Loans	11,002	—
Property, plant and equipment	12,633	651
Resource property	35,341	—
Goodwill	15,141	4,406
Equity method investments	18,679	17,667
Future income tax assets	14,569	—

Total non-current assets	116,567	31,079

	$609,831	$127,381

			Mass
	KHD		Financial

			(Unaudited)
	(Canadian dollars
	in thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$186,111		$34,130
Notes payable, commodities transactions	11,531		11,531
Notes payable, industrial and engineering services	3,432		—
Long-term debt, current portion	1,872		233
Pension liabilities	1,736		—
Deposits	20,202		—
Provision for warranty costs	23,932		—
Future income tax liability	353		67

Total current liabilities	249,169		45,961
Long-term Liabilities
Long-term debt, less current portion	7,290		1,013
Pension liabilities	29,828		—
Provision for warranty costs	5,162		—
Future income tax liability	11,838		—
Other long-term liabilities	672		—

Total long-term liabilities	54,790		1,013

Total liabilities	303,959		46,974

Minority Interests	21,089		2,223
Shareholders’ Equity	284,783	(2)(3)	78,184	(2)(3)

	$609,831		$127,381

Notes:

(1)	Mass Financial had $11,700 deposit with MFC Merchant Bank.

(2)	The table does not reallocate 1,571,128 shares of our common stock held by Mass Financial through its subsidiaries. The 1,571,128 common shares had a book value of $10.9 million, which has been eliminated and deducted from the shareholders equity. Upon separation of KHD and Mass Financial, these 1,571,128 common shares will be treated as issued and outstanding in KHD’s consolidated financial statements.

(3)	At December 31, 2005, the cumulative currency translation adjustment loss, under the shareholders equity, included a cumulative loss of approximately $24.8 million attributable to Mass Financial group of companies.

(4)	All intercompany transactions have been eliminated.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2005

		Mass
	KHD	Financial

		(Unaudited)
	(Canadian dollars in
	thousands,
	except per share amounts)
Revenue
Financial services revenue	$557,535	$550,001
Industrial and engineering services	398,475	4,770

	956,010	554,771

Expenses
Financial services	502,494	508,092
Industrial and engineering services	326,029	829
General and administrative	74,257	35,154
Interest	9,066	4,583

	911,846	548,658

Income from operations before income taxes and minority interests	44,164	6,113	(2)
Provision for income taxes	(3,160)	(618)

Income from operations before minority interests	41,004	5,495
Minority interests	(6,807)	(798)

Net income	$34,197	$4,697	(2)

Notes:

(1)	All intercompany transactions have been eliminated.

(2)	KHD shows income from operations before income taxes and minority interest of $15.2 million for the financial services segment (see Note 20 to our consolidated financial statements), which includes our bank subsidiary and our royalty interest in an iron ore mine. Mass Financial shows income from operations before income taxes and minority interests of $6.1 million and net income of $4.7 million, which do not include the financial services revenues to be retained by KHD.

ITEM 9	The Offer and Listing

A	Offer and Listing Details
      Our common shares quoted on the Nasdaq National Market under the symbol “KHDH”. The following table sets forth the high and low sales of prices of our common shares on the Nasdaq for the periods indicated.

	Nasdaq

	High	Low

	(U.S.$)	(U.S.$)
Annual Highs and Lows
2001	11.60	7.13
2002	11.51	6.45
2003	18.42	6.81
2004	27.65	15.25
2005	26.52	15.50
Quarterly Highs and Lows
2004
First Quarter	27.65	17.50
Second Quarter	25.45	15.75
Third Quarter	19.90	15.25
Fourth Quarter	21.69	16.55
2005
First Quarter	22.97	17.03
Second Quarter	20.02	17.05
Third Quarter	26.52	17.59
Fourth Quarter	25.90	18.00
Monthly Highs and Lows
2005
October	25.90	21.54
November	24.48	18.00
December	22.47	20.55
2006
January	26.46	21.29
February	26.46	20.68
March (to March 15, 2006)	23.78	21.88
      The transfer of our common shares is managed by our transfer agent, Mellon Investor Services, LLC, 480 Washington Boulevard, Jersey City, NJ 07310 (Tel: 201-680-5258; Fax: 201-680-4604).

B.	Plan of Distribution
      Not applicable.

C.	Markets
      See “Offer and Listing Details” above.

D.	Selling Shareholders
      Not applicable.

E.	Dilution
      Not applicable.

F.	Expenses of the Issue
      Not applicable.

ITEM 10	Additional Information

A.	Share Capital
      Not Applicable.

B.	Notice of Articles and Articles
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
      Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by us and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.
      Our class A preferred shares of each series rank on a parity with our class A preferred shares of any other series and are entitled to a preference over our common shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of our company.
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
      An annual meeting of shareholders must be held at such time in each year not later than fifteen months after the last preceding annual meeting and at such place as our board of directors, or failing it, our Chairman, Managing Director or President, may from time to time determine. The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons who are entitled to vote at the meeting in person or by proxy. Only persons entitled to vote, our directors and auditors and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.
      Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents. See “Exchange Controls” below for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.
      As set forth above, our Articles contain certain provisions that would have an effect of delaying, deferring or preventing a change in control of our company, including authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. Our Articles do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of our company.

      Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts
      The following summary of certain material provisions of the agreements referenced below is not complete and these provisions are qualified in their entirety by reference to the full text of such agreements.
      On March 5, 2006, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee, until September 30, 2007 with respect to €3,483,000 and until March 31, 2011 with respect to €8,127,000, the payment obligations of KHD Humboldt Wedag International GmbH up to € 11,610,000 plus interest and reasonable legal fees and the costs and expenses of collection, if any.
      On February 22, 2006, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee, until March 15, 2007, the payment obligations of Mazak Limited up to the lesser of (i) the amount owed by Mazak under a Supply Agreement, and (ii) the purchase price of 3,050 metric tons of zinc metal calculated in accordance with the Payment Guarantee Agreement.
      On February 22, 2006, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee, until February 28, 2007, the payment obligations of Mazak Limited up to the lesser of (i) the amount owed by Mazak under a Supply Agreement and (ii) the purchase price of 800 metric tons of zinc metal calculated in accordance with the Payment Guarantee Agreement.
      In January, 2006, we entered into a U.S.$63 million supply and services contract with National Cement Co. to provide the engineering and major components for a new 3,450 tonnes per day cement plant to be located in Al Anad, Yemen. The scope of supply and services for the contract include design, engineering and procurement of the process equipment for raw material preparation, clinker production and cement grinding. The plant is projected to be completed in early 2008.
      On December 9, 2005, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee, until February 28, 2007, the payment obligations of KHD Humboldt Wedag GmbH up to a maximum of € 35,000,000 plus interest and reasonable legal fees.
      On November 17, 2005, we entered into a Guarantee Agreement whereby we agreed to guarantee, until December 31, 2006, the obligations of MFC Commodities GmbH up to a maximum of € 2,000,000 plus interest and reasonable legal fees.
      On September 14, 2005, we entered into a Guarantee Agreement whereby we agreed to guarantee, until 10 calendar days after September 10, 2006, the obligations of MFC Commodities GmbH up to a maximum of € 10,000,000 plus interest and reasonable legal fees.
      On July 19, 2005, we entered into a Guarantee Agreement whereby we agreed to guarantee, until July 19, 2006, the obligations of MFC Commodities GmbH up to a maximum of € 7,500,000 plus interest and reasonable legal fees.
      On July 5, 2005, we entered into a Guarantee Agreement whereby we agreed to guarantee the obligations of MFC Commodities GmbH up to a maximum of € 5,000,000 plus interest and reasonable legal fees.
      On April 13, 2005, we entered into a Guarantee Agreement whereby we agreed to guarantee, until full and final discharge of all obligations under underlying contract, the obligations of MFC Commodities GmbH up to a maximum of € 10,000,000 plus interest and reasonable legal fees.
      On December 31, 2004, we entered into a Deed of Assumption and Consent with Blue Earth Refineries Inc., Newmont Australia Limited and Newmont Lasource S.A.S.
      On December 20, 2004, we entered into a Guarantee Agreement whereby we agreed to guarantee, until February 28, 2006, the obligations of Mazak Limited up to a maximum of the payment obligations of Mazak under Supply Agreements up to maximum indebtedness as calculated in the Guarantee.
      On December 1, 2004, we entered into a Limited Guarantee Agreement whereby we agreed to guarantee the payment obligations of Mazak UK Limited up to a maximum of GBP750,000 plus interest and reasonable legal fees.
      On November 29, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee, until January 31, 2006, the payment obligation of Mazak Limited up to a maximum of U.S.$3,000,000 plus interest and reasonable legal fees.

      On October 29, 2004, we entered into a Credit Guarantee Agreement whereby we agreed to guarantee the payment obligations of JH Trade & Financial Services GmbH up to a maximum of € 5,000,000 plus interest and reasonable legal fees.
      On October 28, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of Mazak Limited up to a maximum of U.S.$3,000,000 until February 15, 2005 and thereafter up to a maximum of U.S.$1,800,000.
      On August 18, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of Mansfelder Aluminiumwerke GmbH up to a maximum of € 1,041,372.92 plus interest and reasonable legal fees.
      On August 18, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of Mansfelder Aluminiumwerke GmbH up to a maximum of € 1,045,665.13 plus interest and reasonable legal fees.
      On August 18, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of MAW Mansfelder up to a maximum of € 3,600,000 plus interest and reasonable legal fees.
      On July 19, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of MFC Commodities GmbH up to a maximum of € 3,000,000 plus interest and reasonable legal fees.
      On July 19, 2004, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of MFC Commodities GmbH up to a maximum of € 7,500,000 plus interest and reasonable legal fees.
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
      On July 12, 2004, we entered into a Guarantee Agreement whereby we agreed to guarantee, until terminated by three months notice, the obligations of Mazak Limited up to a maximum of the payment obligations of Mazak which arise pursuant to that certain Business Finance Agreement with Mazak Limited.
      On July 4, 2004, we agreed to deliver a Bill of Exchange to secure payment of a line of credit up to a maximum of € 6,000,000 in the name of MFC Commodities GmbH.
      On March 29, 2004 we entered into a Guarantee Agreement whereby we agreed to guarantee the obligations of Mazak Slovakia, s.r.o. up to a maximum of € 370,000 plus interest and reasonable legal fees.
      On March 17, 2004, we entered into a Guarantee Agreement whereby we agreed to guarantee the obligations of MFC Commodities GmbH up to a maximum of € 3,000,000 plus interest and reasonable legal fees.
      On February 3, 2004, we entered into a Guarantee Agreement whereby we agreed to guarantee the obligations HIT Paper Trading GmbH up to a maximum of € 1,000,000 plus interest and reasonable legal fees.
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
      On January 22, 2004, we entered into an Advance Payment Guarantee Agreement whereby we agreed to guarantee the obligations of MFC Commodities GmbH up to a maximum of U.S.$2,000,000 plus interest and reasonable legal fees.
      Effective January 7, 2004, we issued an aggregate of € 3.2 million of convertible bonds to third parties. The bonds bear interest at the rate of 4.4% per annum, mature on December 31, 2009 and are convertible into shares of our common stock at various prices depending on the time of conversion. At any time on or after December 31, 2005, we may, at our option, redeem the bonds in whole or in part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon.

      Pursuant to an Indemnity Agreement, we undertook to guarantee the payment of certain obligations of Mazak Limited which arise pursuant to that certain Business Finance Agreement, dated July 24, 2003, with Mazak Limited.
      On December 19, 2003, we entered into a Guarantee Agreement, whereby we agreed to guarantee, until January 31, 2006, the payment obligations of Mazak Limited up to a maximum of US$2,000,000, plus interest and reasonable legal fees.

D.	Exchange Controls
      There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittances of dividends to United States residents are subject to a 15% withholding tax (5% if the beneficial owner of the dividends is a corporation owning at least 10% of our voting shares) pursuant to the Canada- United States Tax Convention (1980), as amended (the “Treaty”). See “Item 10. Additional Information — Taxation”.
      Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents. The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is hereby made. Accordingly, holders and prospective holders of our common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning our common shares.
      The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.
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

(b) the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

(c) the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through ownership of our common shares, remains unchanged.

E.	Taxation

Certain Canadian Federal Income Tax Consequences
      We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).
      This summary is based upon the current provisions of the Income Tax Act,the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Treaty. This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.
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

Dividends
      Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains
      A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property” (as defined in the Income Tax Act) to the holder thereof. Our common shares generally will be considered taxable Canadian property to a nonresident holder if:

(a) the non-resident holder;

(b) persons with whom the non-resident holder did not deal at arm’s length; or

(c) the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length, owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

     Certain United States Federal Income Tax Consequences
      The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a US Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.
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

US Holders
      As used herein, a “US Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions
      The gross amount of a distribution paid to a US Holder will generally be taxable as dividend income to the US Holder for United States federal income tax purpose to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions to non-corporate US Holders which are taxable dividends and which meet certain requirements will be “qualified dividend income” and taxed to US Holders at a maximum United States federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the US Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains
      In general, upon a sale, exchange or other disposition of common shares, a US Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the US Holder’s adjusted tax basis in such shares. Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the US Holder’s holding period of the shares exceeds one year. If the US Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Backup Withholding
      A US Holder may be subject to US backup withholding tax on dividends paid or the proceeds of sales made unless the US Holder is a corporation or other exempt recipient, or provides a US tax identification number. US backup withholding tax may also apply if there has been notification from the Internal Revenue Service of a failure to report all interest or dividends.
      Backup withholding tax may be credited against the US Holder’s US income tax liability, and, where the withholding tax exceeds the actual liability, the US Holder may obtain a refund by filing the appropriate refund claim with the Internal Revenue Service.

Foreign Tax Credit
      A US Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Company
      In general, a foreign corporation becomes a passive foreign investment company (“PFIC”) with respect to a US Holder in the tax year that either 75% of its gross income for the year is “passive income” or 50% of its assets during the year produce or are held for the production of “passive income”. We do not believe that we currently are a PFIC. However, since PFIC status with respect to a particular US Holder depends upon the composition of a company’s income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC with respect to such US Holder for any taxable year. If we were treated as a PFIC for any taxable year during which a US Holder held shares, certain adverse tax consequences could apply to the US Holder.
      If we are treated as a PFIC for any taxable year with respect to a US Holder, gains recognized by such US Holder on a sale or other disposition of shares would be allocated ratably over the US Holder’s holding period for the shares. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to US Holders that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC will not be “qualified dividend income” and will generally be taxed at the higher rates applicable to other items of ordinary income.
      US Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common shares.

Corporate Reorganization
      For information on the corporate reorganization involving Mass Financial discussed in the Business Overview (Item 4.B. above) and the income tax consequences of the distribution of Mass Financial shares, please see the information statement dated December 30, 2005 as revised pursuant to an errata sheet filed on EDGAR (www.sec.gov) with the Securities and Exchange Commission on a Form 6-K on January 25, 2006.

F.	Dividends and paying agents.
      Not applicable.

G.	Statement by Experts
      Not applicable.

H.	Documents on Display
      Documents and agreements concerning our company may be inspected at the offices of Clark Wilson LLP, Suite 800-885 West Georgia Street, Vancouver, British Columbia, Canada.

I.	Subsidiary Information
      As at March 31, 2006, our significant wholly-owned direct and indirect subsidiaries are as follows:

Jurisdiction of
Incorporation or
Name of Wholly-Owned Subsidiary	Organization

MFC Merchant Bank S.A.	Switzerland
Robabond Holding AG	Switzerland
MFC Commodities AG	Switzerland
KHD Humboldt Wedag International Holdings GmbH	Austria
KHD Humboldt Wedag International GmbH	Austria
Humboldt Wedag Inc.	USA
Humboldt Wedag India Ltd.	India
      As at March 31, 2006, our significant non-wholly-owned subsidiaries are as follows:

Jurisdiction of
	Incorporation or		Our
Name of Non-Wholly-Owned Subsidiary	Organization	Owner of Interests	Shareholding

Sasamat Capital Corporation	Canada	KHD Humboldt Wedag International Ltd.	50.5%(1)
MFC Industrial Holdings AG	Germany	KHD Humboldt Wedag International Ltd.	97%(1)
KHD Humboldt Wedag GmbH	Germany	MFC Industrial Holdings AG	100%(2)
Zementanlagenbau Dessau GmbH	Germany	KHD Humboldt Wedag GmbH	100%(2)
Altmark Industriepark AG	Germany	KHD Humboldt Wedag GmbH	94.8%(2)
ZAB Industrietechnik & Service GmbH	Germany	Zementanlagenbau Dessau GmbH	100%(2)

(1)	Representing shareholding by the immediate parent company.

(2)	Held by our company and/or our subsidiaries.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk
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
Derivative Instruments
      At December 31, 2005 and 2004, we had an interest rate swap of a notional amount of $nil million and $8.8 million, respectively, with the purpose of converting a variable interest rate debt into a fixed interest rate debt. The debt was paid off in 2005. We recognized a fair value gain of $28,000 and a loss of $14,000, respectively, in 2005 and 2004.
Interest Rate Risk
      Fluctuations in interest rates may affect the fair value of fixed interest rate financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our financial instrument assets and increase the fair value of our financial instrument liabilities. A decrease in market interest rates may increase the fair value of our financial instrument assets and decrease the fair value of our financial instrument liabilities. Unsecured loans are subject to interest rate risk. An increase in interest rates may increase the risk of defaults on loans. However, since our loans are collateralized and the majority of our loans are fixed interest rate, we do not consider that these loans are subject to interest rate risk. Our financial instruments which may be sensitive to interest rate fluctuations are investments, loans, debt obligations and interest rate swap. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2005 and 2004, respectively, and expected cash flows from these instruments.

	As at December 31, 2005

			Expected Cash Flow(1)
	Carrying	Fair
	Value	Value	2006	2007	2008	2009	2010	Thereafter

	(In thousands)
Investments(2)	$46,687	$46,687	$16,798	$4,900	$4,900	$4,900	$4,900	$34,936
Loans(3)	6,820	6,820	306	478	478	478	478	10,213
Debt obligations	20,240	20,318	13,678	165	781	2,720	307	6,431

(1)	Including interest and dividends where applicable.

(2)	Investments consist of debt securities and preferred stock.

(3)	Unsecured loans.

	As at December 31, 2004

			Expected Cash Flow(1)
	Carrying	Fair
	Value	Value	2005	2006	2007	2008	2009	Thereafter

	(In thousands)
Investments(2)	$50,201	$50,201	$19,461	$4,900	$4,900	$4,900	$4,900	$35,640
Loans(3)	9,667	9,667	229	3,220	—	—	—	11,240
Debt obligations	19,133	19,249	8,220	8,812	432	723	6,976	—
Interest rate swap liability	93	93	87	37	—	—	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of debt securities and preferred stock.

(3)	Unsecured loans.
Foreign Currency Exchange Rate Risk
      Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars, Euros and Swiss francs. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets and liabilities. An appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument assets and liabilities. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments, loans, deposits, debt obligations and interest rate swap. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2005 and 2004, respectively, and expected cash flows from these instruments:

	As at December 31, 2005

			Expected Cash Flow(1)
	Carrying	Fair
	Value	Value	2006	2007	2008	2009	2010	Thereafter

	(In thousands)
Investments(2)	$26,117	$26,117	$17,055	—	—	—	—	$8,906
Loans(3)	24,405	24,405	18,701	478	478	478	478	10,213
Deposits(4)	16,971	16,971	16,971	—	—	—	—	—
Debt obligations(5)	24,125	24,204	17,621	165	781	2,720	307	6,431

(1)	Including interest and dividends where applicable.

(2)	Investments consist of debt securities and equity securities, both of which are denominated in U.S. dollars, Euros or Swiss francs.

(3)	Loans are denominated in U.S. dollars, Euros or Swiss francs.

(4)	Deposits consist of cash deposits, other than Canadian dollars, with MFC Merchant Bank S.A.

(5)	Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars, Euros or Swiss francs.

	As at December 31, 2004

			Expected Future Cash Flow(1)
	Carrying	Fair
	Value	Value	2005	2006	2007	2008	2009	Thereafter

	(In thousands)
Investments(2)	$28,820	$29,321	$19,345	$—	$—	$—	$—	$9,886
Loans(3)	26,865	26,865	10,551	8,466	110	110	110	14,333
Deposits(4)	37,021	37,021	37,021	—	—	—	—	—
Debt obligations(5)	40,927	41,042	30,666	8,812	432	723	6,976	—
Interest Rate Swap Liability	93	93	87	37	—	—	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of debt securities and equity securities, both of which are denominated in U.S. dollars, Euros or Swiss francs.

(3)	Loans are denominated in U.S. dollars, Euros or Swiss francs.

(4)	Deposits consist of cash deposits, other than Canadian dollars, with MFC Merchant Bank S.A.

(5)	Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars, Euros or Swiss francs.
Equity Price Risk
      Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments and debt obligations. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 2005 and 2004, respectively, and expected cash flows from these instruments:

	As at December 31, 2005 Expected Cash Flow(1)

	Carrying	Fair
	Value	Value	2006	2007	2008	2009	2010	Thereafter

	(In thousands)
Investments(2)	$51,807	$51,810	$12,868	$4,900	$4,900	$4,900	$4,900	$43,842

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities.

	As at December 31, 2004 Expected Future Cash Flow(1)

	Carrying	Fair
	Value	Value	2005	2006	2007	2008	2009	Thereafter

	(In thousands)
Investments(2)	$52,658	$53,159	$12,359	$4,900	$4,900	$4,900	$4,900	$45,700

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities.

ITEM 12	Description of Securities Other Than Equity Securities
      Not applicable.
PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies
      Not applicable.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds
      Not applicable.

ITEM 15	Controls and Procedures
      As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2005. This evaluation was carried out under the supervision and with the participation of our company’s management, including our company’s president. Based upon that evaluation, our company’s president concluded that our company’s disclosure controls and procedures are effective. There have been no changes in our company’s internal controls over financial reporting that occurred during our most recent fiscal year that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting. There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation.
      Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our company’s president and chief executive officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16	[Reserved]

ITEM 16A	Audit Committee Financial Expert
      Our board of directors has determined that Silke Brossmann, a member of our audit committee, qualifies as an “audit committee financial expert” and is “independent” as the term is defined in Rule 4200 of the NASD Marketplace Rules. Ms. Brossmann has a designation of Controller, IHK (that is, Certified Controller) granted by the German Chamber of Commerce and has completed international accounting standards courses at Steuerfachscheule Dr. Endriss GmbH & Co. KG, a tax and accounting college in Cologne, Germany. She has experience in corporate planning, project control, supervision of financial accounting, reporting analysis, and co-ordination with auditors.

ITEM 16B	Code of Ethics
Code of Ethics
      Effective January 27, 2004, our company’s board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our company’s chief executive officer (being our principal executive officer) and our company’s secretary (being our principal financial and accounting officer and controller), as well as persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

(a) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

(c) compliance with applicable governmental laws, rules and regulations;

(d) the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the Code of Business Conduct and Ethics; and

(e) accountability for adherence to the Code of Business Conduct and Ethics.
      Our Code of Business Conduct and Ethics requires, among other things, that all of our company’s personnel shall be accorded full access to our chief executive officer and secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company’s personnel are to be accorded full access to our company’s board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our chief executive officer or secretary.
      In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company’s chief executive officer or secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the chief executive officer or secretary, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company’s Code of Business Conduct and Ethics by another.
      Our Code of Business Conduct and Ethics was filed as Exhibit 11.1 to our 2003 annual report on Form 20-F filed on April 26, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent by mail to: KHD Humboldt Wedag International Ltd., 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China.

ITEM 16C	Principal Accountant Fees and Services
      Our board of directors appointed BDO Dunwoody LLP as independent auditors to audit our financial statements for the fiscal year ended December 31, 2005. Our company’s former auditors, Peterson Sullivan PLLC, resigned voluntarily and there were no disagreements between our company and Peterson Sullivan PLLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The decision to appoint BDO Dunwoody LLP as our new auditors was made by our audit committee.
Audit Fees
      In fiscal year 2005, the aggregate fees billed by BDO Dunwoody for professional services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2005 were $55,842 (which amount does not include all fees related to the audit of our annual financial statements for the fiscal year ended December 31, 2005). BDO Dunwoody did not provide any professional services in connection with the audit of our financial statements for the fiscal year ended December 31, 2004.
Audit Related Fees
      For the fiscal years ended December 31, 2005 and 2004, BDO Dunwoody did not perform any assurance or related services relating to the performance of the audit or review of our financial statements which are not reported under the caption “Audit Fees” above.
Tax Fees
      BDO Dunwoody did not provide any professional services for tax compliance, tax advice or tax planning for the fiscal years ended December 31, 2005 and 2004.
All Other Fees
      For the fiscal year ended December 31, 2005, BDO Dunwoody performed non-audit professional services, other than those services listed above, for fees totalling $111,656. For the fiscal year ended December 31, 2004, BDO Dunwoody did not perform any other non-audit professional services, other than those services listed above.
      The audit committee pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of “Audit Related Fees”, “Tax Fees” and “All Other Fees” were reviewed and approved by the audit committee before the respective services were rendered and none of such services were approved by the audit committee pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X.
      The audit committee has considered the nature and amount of the fees billed by BDO Dunwoody, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of BDO Dunwoody.

ITEM 16D	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

ITEM 16E	Purchases of Equity Securities by Our Company and Affiliated Purchasers
      During the year ended December 31, 2005, our board of directors approved the repurchase of up to 1,500 shares of our common stock. The repurchase program commenced on January 1, 2005 and closed on December 31, 2005. In the year ended December 31, 2005, we purchased the following shares of our common stock:

Total Number of
				Shares Purchased as	Maximum Number of
		Average Price		Part of Publicly	Shares that May Yet
	Total Number	Paid per		Announced Plans	Be Purchased Under
Period	of Shares Purchased	Share		or Programs	the Plans or Programs

May 2005	1,500	U.S.$	18.13	1,500	Nil

PART III

ITEM 17	Financial Statements
Financial Statements Filed as Part of the Annual Report:

Independent Auditor’s Report of BDO Dunwoody LLP dated March 24, 2006 on the Consolidated Financial Statements of our company as at December 31, 2005

Report of Independent Registered Public Accounting Firm Peterson Sullivan PLLC dated March 18, 2005 on the Consolidated Financial Statements of our company as at December 31, 2004 and 2003

Consolidated Balance Sheets at December 31, 2005 and 2004

Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 Notes to Consolidated Financial Statements

ITEM 18	Financial Statements
      Refer to Item 17 — Financial Statements.

Auditors’ Report
To The Shareholders of
KHD Humboldt Wedag International Ltd.
(formerly MFC Bancorp Ltd.)
      We have audited the Consolidated Balance Sheet of KHD Humboldt Wedag International Ltd. (formerly MFC Bancorp Ltd.) as at December 31, 2005 and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
      The comparative figures were audited by other auditors who issued their opinion without reservation on March 18, 2005.

/s/ BDO Dunwoody LLP
Chartered Accountants
Vancouver, Canada
March 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders
KHD Humboldt Wedag International Ltd. (formerly MFC Bancorp Ltd.)
      We have audited the accompanying consolidated balance sheet of KHD Humboldt Wedag International Ltd. and Subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KHD Humboldt Wedag International Ltd. and Subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in Canada, which differ from accounting principles generally accepted in the United States as described in Note 23 to the consolidated financial statements.

/s/ Peterson Sullivan PLLC
March 18, 2005

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004

	(Canadian Dollars
	in Thousands)
ASSETS
Current Assets
Cash and cash equivalents	$226,550	$215,722
Restricted cash	25,669	16,496
Securities	18,963	21,113
Loans	12,403	9,816
Receivables, commodities transactions	12,184	32,959
Receivables, industrial and engineering services	40,326	31,449
Receivables	29,769	33,718
Commodity inventories	28,397	25,775
Inventories	45,052	11,019
Real estate held for sale	32,038	42,924
Contract deposits, prepaid and other	13,059	21,819
Future income tax assets	8,854	8,021

Total current assets	493,264	470,831
Non-current Assets
Securities	9,202	9,858
Loans	11,002	17,049
Property, plant and equipment	12,633	22,108
Investment in resource property	35,341	35,341
Goodwill	15,141	20,445
Equity method investments	18,679	18,490
Future income tax assets	14,569	9,577

Total non-current assets	116,567	132,868

	$609,831	$603,699

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$186,111	$160,012
Notes payable, commodities transactions	11,531	7,700
Notes payable, industrial and engineering services	3,432	10,671
Long-term debt, current portion	1,872	8,173
Pension liabilities	1,736	1,874
Deposits	20,202	46,523
Provision for warranty costs	23,932	11,641
Future income tax liability	353	6,274

Total current liabilities	249,169	252,868
Long-term Liabilities
Long-term debt, less current portion	7,290	14,383
Pension liabilities	29,828	34,918
Provision for warranty costs	5,162	1,559
Future income tax liability	11,838	—
Other long-term liabilities	672	1,240

Total long-term liabilities	54,790	52,100

Total liabilities	303,959	304,968
Minority Interests	21,089	29,310
Shareholders’ Equity
Common stock, without par value; authorized unlimited number	72,847	71,512
Equity component of convertible debt	146	146
Retained earnings	244,158	209,961
Currency translation adjustments	(32,368)	(12,198)

Total shareholders’ equity	284,783	269,421

	$609,831	$603,699

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

	(Canadian Dollars in Thousands, Except
	Earnings Per Share)
Revenue
Financial services	$557,535	$498,672	$409,513
Industrial and engineering services	398,475	199,092	—

	956,010	697,764	409,513
Expenses
Financial services	502,494	430,945	329,549
Industrial and engineering services	326,029	158,329	—
General and administrative	74,257	62,632	25,187
Interest	9,066	7,443	4,392

	911,846	659,349	359,128

Income from operations before income taxes and minority interests	44,164	38,415	50,385
Recovery of (provision for) income taxes	(3,160)	4,168	(837)

Income from operations before minority interests	41,004	42,583	49,548
Minority interests	(6,807)	(5,632)	(432)

Net income	$34,197	$36,951	$49,116

Earnings per share
Basic	$2.51	$2.73	$3.76

Diluted	$2.50	$2.70	$3.59

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(formerly MFC BANCORP LTD.)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2005, 2004 and 2003

	Common Stock		Equity
			Component of		Currency
	Number of		Convertible	Retained	Translation
	Shares	Amount	Debt	Earnings	Adjustments	Total

	(Canadian Dollars in Thousands)
Balance at December 31, 2002	12,831,854	$70,269	$—	$196,288	$18,733	$285,290
Net income	—	—	—	49,116	—	49,116
Shares issued for exercise of stock options	487,500	4,281	—	—	—	4,281
Shares issued for conversion of bonds	72,261	1,294	—	—	—	1,294
Repurchase of shares	(672,183)	(13,953)	—	—	—	(13,953)
Translation adjustment	—	—	—	—	(35,851)	(35,851)
Distribution of assets declared, at carrying value	—	—	—	(71,730)	—	(71,730)

Balance at December 31, 2003	12,719,432	61,891	—	173,674	(17,118)	218,447
Net income	—	—	—	36,951	—	36,951
Issuance of convertible debt, equity component	—	—	186	—	—	186
Shares issued for conversion of bonds	965,837	16,904	(40)	—	—	16,864
Repurchase of shares	(406,000)	(10,058)	—	—	—	(10,058)
Shares re-issued as a result of liquidation of a subsidiary	297,877	2,775	—	—	—	2,775
Translation adjustment	—	—	—	—	4,920	4,920
Pre-consolidation income of purchased subsidiaries	—	—	—	81	—	81
Adjustment to the recorded value of assets distributed	—	—	—	(745)	—	(745)

Balance at December 31, 2004	13,577,146	$71,512	$146	$209,961	$(12,198)	$269,421
Net income	—	—	—	34,197	—	34,197
Repurchase of shares	(1,500)	(34)	—	—	—	(34)
Shares issued for increase of equity interest in subsidiaries	58,743	1,353	—	—	—	1,353
Shares issued for cash	995	16	—	—	—	16
Translation adjustment	—	—	—	—	(20,170)	(20,170)

Balance at December 31, 2005	13,635,384	$72,847	$146	$244,158	$(32,368)	$284,783

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003

	(Canadian Dollars in Thousands)
Cash flows from operating activities
Net income	$34,197	$36,951	$49,116
Adjustments for:
Gain on debt settlement	(3,423)	(843)	—
Loan impairment	1,000	—	—
Amortization and depreciation	3,981	10,333	1,487
Minority interests	6,807	5,632	432
Gain on disposition of subsidiaries	(9,082)	—	—
Financial advisory services revenue	—	—	(6,089)
Gain on short-term securities	(1,145)	(7,225)	(1,970)
Gain on sales of securities and assets, net	—	—	(17,574)
Impairment of a long-term investment	3,097	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	552	18,105	8,991
Restricted cash	(12,784)	(8,090)	—
Receivables	(15,096)	6,542	(4,687)
Receivables, commodities transactions	(1,003)	11,753	14,146
Commodity inventories	(22,579)	(11,531)	1,080
Inventories	(38,589)	(1,192)	—
Real estate held for sale	3,208	(71)	1,064
Accounts payable and accrued expenses	94,880	25,523	(2,617)
Provision for warranty costs	19,575	(1,350)	—
Future income taxes	(1,659)	(5,444)	—
Contract deposits, prepaid and other	5,621	(18,282)	(1,572)
Other	(125)	(602)	(4,444)

Cash flows provided by operating activities	67,433	60,209	37,363
Cash flows from investing activities
Net decrease (increase) in loans	(3,575)	(9,761)	52,438
Sales (purchases) of long-term securities, net	(65)	(5,118)	4,788
Purchases of property, plant and equipment	(2,952)	(3,693)	—
Disposition of subsidiaries, net of cash disposed	1,004	(207)	—
Purchases of subsidiaries, net of cash acquired	(4,078)	31,133	(755)
Proceeds from sale of assets	218	—	10,634
Distributions from equity method investees	4,187	1,439	—
Other	—	358	(2,175)

Cash flows (used in) provided by investing activities	(5,261)	14,151	64,930
Cash flows from financing activities
Net increase (decrease) in deposits	(18,342)	23,842	(13,516)
Borrowings	7,696	7,937	6,649
Debt repayments	(22,566)	(30,459)	(6,769)
Notes payable, commodities transactions	6,622	7,642	(24,953)
Issuance (repurchase) of common stock, net	(34)	(10,058)	(9,672)
Issuance of shares by a subsidiary	—	1,392	—
Other	(466)	12	(31)

Cash flows (used in) provided by financing activities	(27,090)	308	(48,292)
Exchange rate effect on cash and cash equivalents	(24,254)	(4,398)	(10,962)

Increase in cash and cash equivalents	10,828	70,270	43,039
Cash and cash equivalents, beginning of year	215,722	145,452	102,413

Cash and cash equivalents, end of year	$226,550	$215,722	$145,452

Supplemental disclosure with respect to cash flows (See Note 1)

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1.     The Company and Summary of Significant Accounting Policies
      The consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles (“GAAP”) applicable in Canada. The notes are stated in Canadian dollars (except otherwise indicated), as rounded to the nearest thousand (except per share amounts).

Nature of Operations
      KHD Humboldt Wedag International Ltd. (formerly MFC Bancorp Ltd.) and its subsidiaries (“the Company”) operates internationally in the engineering services industry, and specializes in the cement, coal and mineral engineering services industries. The Company also operates in the financial service industry, which includes merchant banking, financial advisory services, proprietary investing, and trading activities on an international basis which are facilitated by the Company’s banking and trading subsidiaries. Subsequent to December 31, 2005, the majority of the financial service industry business was distributed to the shareholders of the Company (See Note 24, Subsequent Events).
      In March 2004, the Company acquired a controlling interest in MFC Industrial Holdings AG, (“MFC Industrial”). MFC Industrial, through its major subsidiaries, KHD Humboldt Wedag AG groups of companies, together with the Company’s direct subsidiary, KHD Humboldt Wedag International GmbH and its subsidiaries, are engaged in the business of industrial and engineering services in the fields of cement, coal and minerals processing technologies. KHD Humboldt Wedag AG and KHD Humboldt Wedag International GmbH, with their subsidiaries, are collectively known as “KHD” in these financial statements.
      As a result of the MFC Industrial acquisition, effective from April 1, 2004, the Company operates in two reportable business segments: financial services and industrial and engineering services.

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. In 2005, the Company adopts Accounting Standards Board’s (“AcSB”) Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities, which requires consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG 15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. The Company determines that it does not have any variable interest entities. When a subsidiary issues shares to interests outside the Company, the effect of the change in the Company’s interest as a result of the share issue enters into the determination of consolidated net income.
      The Company uses the equity method to account for investments when it has the ability to significantly influence the investee’s operating and financial policies. Under the equity method, the investment is initially recorded at cost, then reduced by distributions and increased or decreased by the Company’s proportionate share of the investee’s net earnings or loss and unrealized currency translation adjustment. When there is an other than temporary decline in value, the investment is written down and the unrealized loss is included in the results of operations.
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

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Restricted cash consists of the following at December 31:

	2005	2004

Security for current industrial and engineering contracts	$25,067	$11,006
Collateral for debt currently due	37	5,122
Other	565	368

	$25,669	$16,496

Securities
      Securities are classified, based on management’s intentions, as trading account securities, short-term securities and long-term investment securities.
      Trading account securities, which are purchased for sale within a short period of time by the Company’s banking subsidiary, are stated at their quoted market value with the unrealized gain or loss included in the results of operations. Short-term marketable securities are carried at the lower of aggregate cost or quoted market value. Short-term unlisted investments are carried at the lower of cost or estimated net realizable value.
      Long-term investment securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Investment in resource property, which represents an investment in preferred shares, is stated at cost. The investee collects royalty income from an iron ore deposit and pays a fixed dividend of $4,900 per annum, plus a participating dividend, on the preferred shares. The iron ore deposit is currently leased to a joint venture of steel producers and a trader under certain lease agreements which will expire in 2055. Equity securities are stated at cost and debt securities at amortized cost unless there has been an other than temporary decline in value, at which time the security is written down and the write-down is included in the results of operations.
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
      Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest. Whenever a contractual payment is 90 days past due, loans are automatically classified as impaired unless they are fully secured and in the process of collection. When a loan is deemed impaired, its carrying amount is reduced to its estimated realizable value, measured by discounting the expected future cash flows at the effective interest rate in the loan or, as a practical expedient, based on a loan’s observable market price or the fair value of collateral if the loan is collateral dependent. In subsequent periods, any increase in the carrying value of the loan is credited to the provision for credit losses. Impaired loans are returned to performing status when there is no longer reasonable doubt regarding timely collection of principal and interest, all amounts in arrears including interest have been collected, and all charges for loan impairment have been reversed. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on the accrual basis when there is no longer any reasonable doubt regarding collectibility of principal and interest, and payments are not 90 days past due. Collateral is obtained for loans and receivables if, based on an evaluation of credit-worthiness, it is considered necessary for the overall credit facility.
      Assets acquired in satisfaction of loans are recorded at the lesser of their fair value at the date of transfer or the carrying value of the loan. Any excess of the carrying value of the loan over the fair value of the assets acquired is written off. Operating results and gains and losses on disposal of such assets are treated as write-offs and recoveries.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      At December 31, 2005, the Company wrote down a loan by $1,000, due to an impairment charge (which was included in financial services expenses). No loans were considered impaired at December 31, 2004 and the Company did not consider it necessary to reserve for any other loans or receivables, country risks or general risks.

Derivative Financial Instruments
      Derivative financial instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. These instruments are either exchange-traded or negotiated. Derivatives may be designated as hedges, provided certain criteria are met. As at December 31, 2005 and 2004, the Company has no derivative financial instruments which have been designated as hedges.
      The Company enters into derivative contracts usually to meet the needs of its customers, to take trading positions and to manage the interest rate fluctuation of its debt. These derivatives are marked to market with any unrealized gains or losses recognized immediately in the determination of income.
      The Company held one interest rate swap derivative financial instrument with a notional amount of $nil at December 31, 2005 and $8,880 at December 31, 2004. The Company recognized a fair value gain (loss) on this derivative of $28, $(14) and $(79) in 2005, 2004 and 2003, respectively, which is included in the determination of net income.
      During 2002, the Company entered into a loan agreement with a client for $49,691, which contained an embedded derivative clause. This embedded derivative was designed to eliminate an inherent foreign currency risk. The loan was repaid in 2003 and there was no realized gain or loss on this embedded derivative.

Commodity Inventories
      Commodity inventories consist primarily of metals and paper products held for sale. These inventories are stated at the lower of cost (specific identification method) or estimated net realizable value and are subject to world-wide market price fluctuation.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories
      Inventories consist of construction raw materials, work-in-progress (costs and estimated earnings in excess of billings on uncompleted contracts), and finished goods. Inventories are recorded at the lower of cost (specific identification and first-in first-out methods) or estimated net realizable value and consist of the following at December 31:

	2005	2004

Raw materials	$4,812	$4,073
Work in progress	37,536	3,907
Finished goods	2,704	3,039

	$45,052	$11,019

Real Estate Held for Sale
      Real estate held for sale is stated at the cost and fair value, whichever is lower. The fair value measurement includes market value, appraisal value or estimated net realizable value. No write-down has been recorded in these consolidated financial statements. The Company’s real estate is being actively marketed and is, therefore, classified as a current asset. Profit or loss on sales of real estate is recognized when the amount of revenue is determinable, certain down payment requirements are met, collection of the proceeds of sale is reasonably assured, all other significant conditions and obligations are met, and no significant further involvement remains with respect to the real estate being sold.

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
      Properties used in natural resource processing facilities were depreciated using the units-of-production method. Units-of-production rates were based on estimated production from existing facilities using current operating methods. Other property, plant, and equipment are depreciated according to the following lives and methods:

	Lives	Method

Buildings	15 to 20 years	straight-line
Investment property (building portion)	20 years	straight-line
Manufacturing plant equipment	3 to 20 years	straight-line
Office equipment	3 to 10 years	straight-line
      Depreciation expense of property, plant and equipment amounting to $3,984 in 2005, $9,630 in 2004 and $784 in 2003, is included in cost of sales and general and administrative expenses, as applicable. Repairs and maintenance are charged to expense as incurred.

Asset Retirement Obligations
      The Company accounts for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets under Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3110, Asset Retirement Obligations. Under these rules, the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount. The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset. The Company does not currently have any assets subject to asset retirement obligation accounting.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Convertible Debt
      The Company’s convertible bonds include both debt and equity components. The proceeds from the bonds have been allocated to those components on a relative fair value basis. Over the term of the debt obligation, the debt component will be accreted to the face value of the convertible bonds.

Revenue Recognition

Financial Services
      Revenues from trading in various basic materials are recognized as agreed upon activities are performed or as assets are disposed of with no substantial further involvement by the Company and collectibility is reasonably assured. Revenues from sales of marketable securities are recognized on the settlement dates. Revenues from other financial services are recognized as services are provided and collectibility is reasonably assured.

Industrial and Engineering Services
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

Provision for Warranty Costs
      The contracts and services of the Company’s industrial and engineering segment are generally covered by product and service warranty that is generally good for one year. Many of the Company’s construction contracts guarantee the plants for a predefined term against technical problems. Each contract defines the conditions under which a customer may make a claim. The provision is calculated per contract based on experience with past contracts. A liability for the estimated warranty expenses is established when the contracts and services are performed and completed, and the warranty expenses are charged to the cost of sales.

Employee Future Benefits
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

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
computation include, but are not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate, and future salary.

Foreign Currency Translation
      The Company translates assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these translations, or currency translation adjustments, are included in the equity section of the consolidated balance sheets. The currency translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely.
      Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency amounting to $2,156, $1,233 and $8,348 in 2005, 2004 and 2003, respectively, have been included in general and administrative expenses in the consolidated statements of income.

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

Stock-Based Compensation
      Until December 31, 2003, the Company followed the intrinsic value based method of accounting for compensation resulting from the granting of stock options to employees, in accordance with CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments (“Section 3870”). Effective January 1, 2004, the Company adopted the amended Handbook Section 3870, which requires share-based transactions to be measured on a fair value basis using an option-pricing model. Stock based payments to non-employees are to be expensed based on the fair value of shares or options issued. There have been no stock based payments to non-employees.
      There were no stock options granted during 2005, 2004 or 2003. There was no effect on net income and earnings per share for compensation expense recognized on the basis of fair value of employee stock options granted. Therefore, no reconciliation is provided for the proforma net income and earnings per share.

Earnings Per Share
      Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The dilutive effect of a Convertible debt is computed under the “if-converted” method. However, such potential dilution is not recognized in a loss year.

Estimates
      The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Key

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
areas of estimation where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to allowance for credit losses, fair value of financial investments, provisions for warranties, pension liabilities other than temporary impairments of investment securities, accounting for construction contracts, and valuation of commodity investments, property, plant and equipment, resource property, goodwill, future income tax assets and provision for income taxes, among other items. Therefore, actual results could differ from those estimates.

Supplemental Disclosure with Respect to Cash Flows
      Interest paid on a cash basis was $8,699, $6,569 and $4,001 for the years ended December 31, 2005, 2004 and 2003, respectively. Income tax of $1,702 and $847 was paid in 2005 and 2004 respectively and income tax paid in 2003 was insignificant.
      In addition to nonmonetary transactions that are disclosed elsewhere in these consolidated financial statements, the Company had the following nonmonetary transactions.
      Nonmonetary transactions in 2005 were: (1) the disposition of a wholly owned subsidiary to a third party for $3,106, consisting of cash of $1,311 and a receivable of $1,795, and a loss of $749 was recognized; (2) the issuance of 4,454 Company’s shares valued at $127 to acquire an additional 0.5% equity interest in a 95% owned subsidiary; (3) the settlement with another third party whereby, among other, the Company took over certain indebtedness owed to the third party by the Company and its subsidiaries, resulting in a gain of $3,021; and issued 54,289 Company’s shares valued at $1,226 in exchange for the third party’s 23% equity interest in the Company’s 62% owned subsidiary, and (4) the receipt of shares in a publicly-traded company, valued at $129, by our banking subsidiary as deferred revenue. Nonmonetary transactions in 2004 were: (1) the liquidation of a non-wholly owned subsidiary and subsequent distribution of common stock of the Company owned by the subsidiary to minority shareholders of the subsidiary, resulting in an increase to common stock of $2,775, (2) the conversion of a $2,074 loan receivable into shares of common stock of a company accounted for using the equity method, and (3) the conversion of a $2,442 loan receivable into shares of common stock of a company acquired in 2004. Nonmonetary transactions in 2003 include (1) receipt of debentures for financial advisory services in the amount of $6,089, valued based on the fair value of the debentures received, and (2) the reduction of a mining tax liability on resource property of $1,943.

Reclassifications
      Certain 2004 and 2003 amounts have been reclassified to conform to the 2005 presentation.

Future Changes to Accounting Standards

Financial Instruments
      AcSB issued CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, which establish the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
      The AcSB issued CICA Handbook Section 3861 Financial Instruments — Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments.
      Both sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management is analyzing the requirements of these new sections.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income
      AcSB issued CICA Handbook Section 1530, Comprehensive Income, which establishes standards for reporting and display of comprehensive income. This section is effective for years beginning on or after October 1, 2006.
      AcSB also revised CICA Handbook Section 3250, Surplus, and reissued it as CICA Handbook Section 3251, Equity. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income.
      Management is analyzing the requirements of these new sections.

Hedges
      AcSB issued CICA Handbook Section 3865, Hedges, which describe when and how hedge accounting may be applied. The section is effective for years beginning on or after October 1, 2006. Management is analyzing the requirements of this new section.

Non-Monetary Transactions
      AcSB issued CICA Handbook Section 3831, Non-Monetary Transactions, which replaces Section 3830 of the same title. It requires all non-monetary transactions to be measured at fair value except for limited cases. Commercial substance replaces culmination of the earnings process as a test for fair value measurement. This section will be effective after December 31, 2005. Management is analyzing the requirements of this new section.

Asset Retirement Obligations
      AcSB issued Emerging Issue Committee Abstract No. 159, Conditional Asset Retirement Obligations, which requires (i) an entity should recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated; (ii) an entity would have sufficient information to apply an expected present value technique, and therefore an asset retirement obligation would be reasonably estimable, if either of the two conditions (as defined) exists; and (iii) if sufficient information is not available at the time the liability is incurred, a liability should be recognized initially in the period in which sufficient information becomes available to estimate its fair value. This abstract shall be applied to financial statements ending after March 31, 2006. Management does not expect that it will have significant impact on the financial statements.
Note 2.     Acquisitions and Dispositions of Subsidiaries
      In September 2005, the Company and Sasamat Capital Corporation (“Sasamat”) entered into an agreement to increase its equity interest in Sasamat in exchange for cash of $4,523, which resulted in the Company’s equity interest in Sasamat increasing from 39.2% to 50.5%. Prior to September 30, 2005, Sasamat was accounted for by equity method and the carrying amount of the Company’s investment in Sasamat was $11,614 as at September 30, 2005, the date of acquisition. The major asset of Sasamat is approximately 34% equity interest in MFC Industrial which has been consolidated into the Company’s financial statements since March 31, 2004. The Company’s effective beneficial interest in MFC Industrial increased from 76.5% to 79.7% as a result of this transaction. Because the additional shares were acquired at less than carrying value of the proportionate interest in underlying net assets of $14,440, no goodwill nor other intangible assets were recorded as a result of this acquisition. Sasamat has been consolidated since its acquisition date.
      In August 2005, the Company paid $1,664 in cash for a 70% equity interest in a newly incorporated entity in China, Tianjian Humboldt Wedag Liyuan Machinery & Technology Ltd., which is an equipment manufacturer. At the time of acquisition, its only asset was cash. This acquisition was not considered as a material business combination and no goodwill nor other intangible were acquired. The Company acquired interest in this subsidiary with intention to expand its industrial and engineering business in China.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During 2005, the Company disposed of or reduced its equity interest in HIT International Trading AG, AWP Aluminium Walzprodukte GmbH, Alson Enterprises Corporation, Blake International, Inc. and other immaterial subsidiaries, resulting in these subsidiaries being deconsolidated. On the disposition of these subsidiaries, the Company recognized $9,082 net gain which was included in the financial services expenses. The dispositions of these significant subsidiaries, all of which were under financial services segment, were not considered as discontinued operations as the Company has significant continuing involvement in the operations of these former subsidiaries after the disposal transaction.
Note 3.     Goodwill
      The changes in the carrying amount of goodwill are as follows:

	2005	2004

Balance at beginning of year	$20,445	$16,127
Acquisitions/dispositions, net	(1,170)	4,294
Impairment	(3)	—
Exchange rate effect	(4,131)	24

Balance at end of year	$15,141	$20,445

      Based on a review of the fair value of the Company’s reporting units, management has determined that no impairment of goodwill was necessary at December 31, 2004 and 2003, and an impairment of $3 was necessary at December 31, 2005.
Note 4.     Securities
      Short-term marketable securities consisted of debt securities in ten companies (2004: nine companies) of $10,995 (having stated interest rates ranging from 4.5% to 6.25%, except one security of $380 having an interest rate at 11.8%) and $13,654 (having stated interest rates ranging from 4.125% to 6.0%), preferred shares in seven companies (2004: eight companies) of $756 and $903 and common shares of $5,712 and $4,796 at December 31, 2005 and 2004, respectively. The carrying value of these marketable securities equals their quoted market value as at December 31, 2005 and 2004. Holding gains of $1,196, $8 and $12 were included in the results of operations for years ended December 31, 2005, 2004 and 2003, respectively. In addition, the Company has short-term investment in the common shares of two unlisted companies with estimated net realizable value of $1,500 and $1,760 as at December 31, 2005 and 2004, respectively.
      Long-term securities consist of the following at December 31:

	Unrealized Gains and Losses

	2005				2004

		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	Unrealized	Unrealized	Market	Carrying	Unrealized	Unrealized	Market
	Value	Gains	Losses	Value	Value	Gains	Losses	Value

Preferred shares	$299	$—	$—	$299	$299	$—	$—	$299
Common shares	8,903	3	—	8,906	9,559	504	—	10,063

	$9,202	$3	$—	$9,205	$9,858	$504	$—	$10,362

      All of these long-term securities are unlisted, except for common shares with carrying value $149 and $398, which had a quoted market value of $152 and $902, as at December 31, 2005 and 2004, respectively. Investment in two and one companies represented 99% and 96% (based on quoted market value) of the total listed investments as at December 31, 2005 and 2004, respectively.
      At December 31, 2005 and 2004, the Company had long-term unlisted investments in the common shares of nine and eleven affiliates with a carrying value of $8,756 and $8,922, respectively.
      For additional information on concentration, see Note 23.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 5.     Loans

	2005	2004

Bank loans, collateralized by traded securities and other assets, amounts due from one company of $4,182 and $5,489 at December 31, 2005 and 2004, respectively, are collateralized by patents	$4,183	$6,382
Other loans, collateralized by traded securities, receivables, inventories and other tangible assets, due from two companies $16,731 at December 31, 2005 and due from two companies $18,145 at December 31, 2004	19,222	20,483

	$23,405	$26,865

Loan maturities:

	Within	1 – 5	More than	2005
	1 Year	Years	5 Years	Total

Bank loans	$1	$4,182	$—	$4,183
Other loans	12,402	—	6,820	19,222

	$12,403	$4,182	$6,820	$23,405

      Bank loans generally earn interest ranging from 6.4% to 9.1% and other loans generally earn interest ranging from 3.8% to 7.0% as of December 31, 2005.
      At December 31, 2005, other loans include $2,492 due from an affiliate in which the Company has a less than 20% equity interest. At December 31, 2004, other loans include $9,546 due from four affiliates in which the Company has a less than 20% equity interest.
Note 6.     Receivables

	2005	2004

Sale of a subsidiary	$1,795	$—
Investment income	1,710	5,628
Pension plan recovery	—	1,812
Government taxes	5,474	2,080
Due from affiliates	14,001	16,664
Other	6,789	7,534

	$29,769	$33,718

      Generally, the receivables arise in the normal course of business and are expected to be collected within one year from the year end. Due from affiliates included $10,227 and $15,868 due from a 19% owned affiliate as at December 31, 2005 and 2004, respectively (See Note 22, Related Party Transactions).
Note 7.     Property, Plant and Equipment

	2005			2004

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Buildings	$2,083	$(1,033)	$1,050	$2,424	$(1,030)	$1,394
Investment property	12,713	(4,775)	7,938	12,232	(3,657)	8,575
Manufacturing plant and equipment	6,633	(3,775)	2,858	16,026	(5,086)	10,940
Office equipment	2,000	(1,213)	787	2,626	(1,427)	1,199

	$23,429	$(10,796)	$12,633	$33,308	$(11,200)	$22,108

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2005, the manufacturing plant and equipment and office equipment disposed as a result of dispositions of subsidiaries aggregated $3,825 at the time of the dispositions.
Note 8.     Contracts in Progress
      Information relative to contracts in progress at December 31, 2005 and 2004, is as follows:

	2005	2004

Costs incurred to date on uncompleted contracts	$160,528	$68,010
Estimated earnings recognized to date on these contracts	33,201	13,626

	193,729	81,636
Less billings to date	(199,848)	(117,670)

	(6,119)	(36,034)
Exchange	210	(875)

	$(5,909)	$(36,909)

This amount is included in the balance sheet as follows:
Costs and estimated earnings in excess of billings on uncompleted contracts (included in inventories)	$33,945	$3,907
Billings in excess of costs and estimated earnings on uncompleted contracts (included in accounts payable and accrued expenses)	(39,854)	(40,816)

	$(5,909)	$(36,909)

      The following represents the Company’s backlog of contracts as of December 31, which includes executed contracts only:

	2005	2004

Contracts in process
Total contract amount	$477,562	$383,054
Less revenue recognized through December 31	(92,667)	(81,636)
Exchange	(13,245)	7,315

Total backlog	$371,650	$308,733

      KHD has facilities under credit lines of up to a maximum of $126,510 with a bank which issues performance bonds. The credit lines relate to KHD’s industrial and engineering contracts. As of December 31, 2005, $83,018 of the available credit lines has been committed, however, there are no claims outstanding against the credit lines at that date. As at December 31, 2005, cash of $25,067 has been collateralized against these credit lines and the banks charges 0.7% to 1.0% for issuing performance bonds.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 9.     Accounts Payable and Accrued Expenses

	2005	2004

Accounts payable	$118,487	$98,115
Billings in excess of costs and estimated earnings on uncompleted contracts	39,854	40,816
Bank overdrafts	142	1,044
Short-term financing, unsecured and payable on demand, interest at Euribor	5,922	—
Government taxes	6,244	4,165
Affiliates	3,475	906
Commissions and compensation	6,294	1,626
Interest	313	975
Other	5,380	12,365

	$186,111	$160,012

Note 10.     Deposits
      All deposits at December 31, 2005 and 2004, were payable to clients of the Company’s banking subsidiary on demand. Certain deposit accounts do not earn interest. As at December 31, 2005, the interest-bearing deposit accounts bear interest in the range of 0.25% to 2.67%. As at December 31, 2004, the deposits bear interest at not more than .25%. The banking subsidiary conducts limited commercial banking. At December 31, 2005, deposits from seven affiliates amounted to $12,244. At December 31, 2004, deposits from three affiliates amounted to $21,759. The Company has less than 50% equity interest in these affiliates.
Note 11.     Provision for Warranty Costs
      Warranty activity consisted of:

	2005	2004

Balance at beginning of year	$13,200	$—
Balance at the time of the acquisition of KHD	—	15,225
Costs incurred	(6,391)	(3,876)
Warranty reserves established on completed contracts	30,160	3,625
Reversal of reserves at end of warranty period	(4,195)	(1,587)
Exchange differences	(3,680)	(187)

Balance, at end of year	$29,094	$13,200

Included in the consolidated balance sheet as follows:
Current portion	$23,932	$11,641
Long-term portion	5,162	1,559

	$29,094	$13,200

Note 12.     Notes Payable
      As at December 31, 2005, the Company’s financial services segment has line of credit arrangements with banks under which it may borrow up to a maximum aggregate amount of $143,542 (€ 103,979). $11,531 and $7,700 overdraft was drawn and outstanding as of December 31, 2005 and 2004, respectively. The lines require quarterly interest payments. Overdraft of $8,978 pays a fixed interest rates ranging from 3.19% to 5.34% and the remainder of $2,553 pays variable interest rates ranging from European benchmark bank rates plus 0.8% to 4.5%, resulting in a range of 3.19% to 5.05% (except one overdraft of $14 paying 8.80%) as at December 31, 2005. Certain of the lines are on a revolving basis with termination rights retained by the banks. The lines are

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
collateralized by commodity transaction receivables of $12,184 and commodity investments of $578 at December 31, 2005.
      The Company’s industrial and engineering services segment has line of credit arrangements with banks under which it may borrow up to a maximum aggregate amount of $4,142 (€ 3,000). $3,432 and $10,671 overdraft was drawn and outstanding as of December 31, 2005 and 2004, respectively. The lines are due on demand and require monthly interest payments at fixed interest rates ranging from 7.5% to 8.75%. The lines are collateralized by real estate at December 31, 2005.
Note 13.     Long-term Debt

	2005	2004

Bonds payable, €2,523 at December 31, 2005 and 2004, interest at 4.4%, interest due annually in December, principal due December 2019, unsecured. These bonds are convertible, at holders’ option, into common shares of the Company at various contractually fixed prices increasing each year over the next four years ranging from €18.23 to € 22.15 per share, until its maturity	$3,404	$3,995
Bonds payable, US$869 and US$1,316 at December 31, 2005 and 2004, respectively, interest at 5%, principal and interest due December 2016, unsecured	1,013	1,584
Note payable to a bank, €5,450 at December 31, 2004, interest at six-month Euribor plus 1.5% (resulting in a rate of 4.61%), interest and principal payments of $2,220 (€ 1,363) due semi-annually beginning June 2003, due in full December 2006, secured by commodity transactions receivables. Paid in full in 2005	—	8,880
Note payable to a corporation, interest at six-month Euribor plus 2% (resulting in a rate of 3.98%), interest due annually and principal due on demand, secured by cash deposit of $3,421. Paid in full in 2005	—	3,421
Note payable to a bank, € 1,857 at December 31, 2005, interest at 6% due annually and principal due December 2009, collateralized by land	2,564	2,441
Note payable to a bank, €964 and € 972 at December 31, 2005 and 2004, respectively, interest at 3.5% due annually and principal due March 2006, collateralized by land and a building	1,331	1,581
Other	850	654

	9,162	22,556
Less current portion	(1,872)	(8,173)

	$7,290	$14,383

      As of December 31, 2005, the principal maturities of debt are as follows:

Maturity	Amount

2006	$1,872
2007	—
2008	309
2009	2,564
2010	—
thereafter	4,417

$9,162

      Interest expense on long-term debt was $934, $1,339 and $2,443 for the years ended December 31, 2005, 2004 and 2003, respectively.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 14.     Income Taxes
      A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

	2005	2004	2003

Income before income taxes and minority interests	$44,164	$38,415	$50,385

Computed provision for income taxes at statutory rates	$(14,185)	$(12,339)	$(17,191)
(Increase) decrease in taxes resulting from:
Foreign statutory tax rate differences	(157)	1,926	3,740
Non-taxable income	1,691	1,733	1,695
Permanent differences	(2,493)	933	4,731
Recovery of valuation allowance	13,293	3,840	12,480
Non-capital loss lost from disposal of subsidiary	(1,436)	—	(5,323)
Benefit of other non-capital loss acquired during the period	—	8,200	—
Other, net	127	(125)	(969)

Recovery of (provision for) income taxes	$(3,160)	$4,168	$(837)

      The tax effect of temporary differences that give rise to significant components of future tax assets and liabilities are as follows:

	2005	2004

Future income tax assets:
Non-capital tax loss carryforwards:	53,084	44,270
Pension liability	2,417	2,740
Other	1,363	1,570

	56,864	48,580
Valuation allowance	(33,441)	(30,982)

Future income tax assets	$23,423	$17,598

Future income tax assets are included in the consolidated balance sheet as follows:
Current	$8,854	$8,021
Non-current	14,569	9,577

	$23,423	$17,598

	2005	2004

Future income tax liabilities:
Uncompleted contracts	$(11,624)	$(4,606)
Other	(567)	(1,668)

Future income tax liabilities	$(12,191)	$(6,274)

Future income tax liabilities are included in the consolidated balance sheet as follows:
Current	$(353)	$(6,274)
Non-current	(11,838)	—
	$(12,191)	$(6,274)

      In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the valuation allowances.
      At December 31, 2005, the Company had estimated accumulated non-capital losses which expire in the following countries as follows:

Country	Amount	Expiration dates

Germany	$114,504	Indefinite
Canada	14,883	2007-2012
Switzerland	5,743	2006-2013
Austria	2,796	Indefinite
Barbados	2,665	2009
Other	151	2010-2020
Note 15.     Earnings Per Share
      Earnings per share data for years ended December 31 from operations is summarized as follows:

	2005	2004	2003

Basic earnings from operations available to common shareholders	$34,197	$36,951	$49,116
Effect of dilutive securities Interest on convertible bonds	182	327	1,599

Diluted earnings from operations	$34,379	$37,278	$50,715

	Shares

	2005	2004	2003

Basic earnings per share, weighted average number of common shares outstanding	13,609,348	13,520,221	13,054,727
Effect of dilutive securities:
Convertible bonds	145,345	298,153	1,020,951
Options	—	—	52,943

Weighted average number of common shares outstanding — diluted	13,754,693	13,818,374	14,128,621

Note 16.     Stock Option Plan
      The Company has a stock option plan which enables certain employees and directors to acquire common shares. Under the plan, options vest on grant and have a five-year term. The Company is authorized to issue up to 2,762,000 shares under this plan, of which 1,397,500 had been granted and exercised, and 1,364,500 are available for granting in future periods.
      Following is a summary of the status of the plan:

		Weighted Average
	Number of	Exercise Price
	Shares	Per Share

Outstanding at December 31, 2002	495,000	$10.05
Exercised	(487,500)	(10.04)
Forfeited	(7,500)	(10.50)

Outstanding at December 31, 2003, 2004 and 2005	—	$—

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 17.     Commitments and Contingencies

Leases
      Future minimum commitments under long-term non-cancelable leases are as follows for the next five years:

Year	Amount

2006	$4,176
2007	1,013
2008	945
2009	694
2010	614

$7,442

      Rent expense was $4,579, $6,884 and $1,919 for the years ended December 31, 2005, 2004 and 2003, respectively.

Litigation
      The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2005.

Guarantees
      In the normal course of business, the Company enters into agreements which meet the definition of a guarantee pursuant to AcG 14, Disclosure of Guarantees.
      The Company has provided a five-year guarantee expiring August 2007 to a former affiliate with respect to a $1,656 asset sale transaction. The Company has provided a guarantee of $1,381 plus expenses for a former subsidiary and received $2,761 cash from its immediate parent company as deposit. The deposit was included in accounts payable and accrued expenses. The Company has provided payment guarantees up to $10,172 ($5,830 expired in January 2006) plus interest and expenses to two former subsidiaries. The Company has also provided a guarantee to one of these two subsidiaries against certain indebtedness which may arise under certain business finance agreement and supply agreements, and the guarantee for the supply agreements expired in February 2006. The Company has provided payment guarantees up to $7,851 plus interest and expenses to a former subsidiary which was sold to a 27.8% equity method investee in 2005. A bank, on behalf of a subsidiary, guarantees up to $2,761 trade payables of an affiliate in its normal course of commodities trading and the subsidiary undertakes to reimburse the bank if the affiliate defaults. The guarantee is collateralized by the affiliate’s trading goods. The Company’s banking subsidiary had guarantees in the amount of $267 outstanding as of December 31, 2005. KHD had outstanding guarantees to customers and suppliers aggregating $56,418 (consisting of gross guarantee amount of $93,007 minus liability of $27,165 recorded in accounts payable and accrued expenses and $9,423 recorded in provision for warranty) as of December 31, 2005, relating to its contract performance and its product warranty.

Commitment
      In the normal course of business, the banking subsidiary commits credit facilities to its clients. As at December 31, 2005, the banking subsidiary has an outstanding credit facility of $23,318 granted to a 27.8% owned affiliate, of which $21,482 has not been used. This credit facility will expire in March 2009.

Regulations
      The Company’s wholly-owned banking subsidiary is located in Switzerland. The subsidiary is subject to the rules and regulations of the Swiss Federal Banking Commission which require equity capital amounting to $10,320 to be maintained as of December 31, 2005. The subsidiary is in compliance with this regulation as of December 31, 2005.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 18.     Interest Rate Sensitivity Position
      Management has analyzed the bank subsidiary’s interest rate sensitivity position at December 31, 2005. Because of the current nature (over 80% of assets and liabilities and off-balance sheet positions are due within three months) of the bank subsidiary’s position, the total interest rate gap is not significant at December 31, 2005, assuming no interest rate hedging is undertaken over the next twelve months.
Note 19.     Employee Future Benefits
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
      The table below shows the net pension expense and the change in benefit obligations of the plan.

	2005	2004

Accrued benefit obligation, beginning of year	$36,792	$—
Accrued benefit obligation at the time of acquisition of MFC Industrial	—	36,330
Current service cost	382	33
Interest cost	1,598	1,389
Deferred compensation	180	—

Net pension cost	2,160	1,422
Cash benefit payments	(1,735)	(1,468)
Exchange difference	(5,653)	508

Accrued benefit obligation, end of year	$31,564	$36,792

      An actuarial report is completed yearly as at December 31. Significant actuarial assumptions for the accrued benefit obligation (which approximates the projected benefit obligation) and the benefit cost as at December 31, and for the year then ended are as follows:

	2005	2004

Weighted average discount rate	4.8%	5.5%
Rate of increase in future compensation	0.0%	1.5%
      Under the German laws, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to the Company.
      The benefits are expected to be paid are as follows:

Year	Amount

2006	$1,736
2007	1,874
2008	1,919
2009	1,966
2010	2,021
Thereafter	22,048

$31,564

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20.	Business Segment Information
      Effective from April 2004, the Company operates in two reportable business segments: financial services and industrial and engineering services, and a corporate sector. The segments are managed separately because each business requires different production and marketing strategies. Intersegment transactions are accounted for under normal business terms. Prior to April 2004, the Company operated in financial services segment only. The financial services segment includes, but not limited to, the banking subsidiary and investment in resource property (see Note 24, Subsequent Events). The results of operations for corporate primarily represent the corporate revenues less expenses (including expenses incurred for corporate by subsidiaries). The corporate segment assets include the entity’s gross assets, other than its investments in the equity of the subsidiaries.

	Year ended December 31, 2005

	Industrial and
	Engineering	Financial
	Services	Services	Corporate	Total

Revenues from external customers	$398,475	$557,535	$—	$956,010
Intersegment revenues	303	1,455	1,438	3,196
Interest expense
External	4,218	4,659	189	9,066
Internal	473	144	829	1,446
Income (loss) from operations before income taxes and minority interests	30,532	15,159	(1,527)	44,164

	Year ended December 31, 2004

	Industrial and
	Engineering	Financial
	Services	Services	Corporate	Total

Revenues from external customers	$199,092	$498,672	$—	$697,764
Intersegment revenues	120	788	360	1,268
Interest expense
External	3,539	3,535	369	7,443
Internal	80	280	714	1,074
Income (loss) from operations before income taxes and minority interests	17,056	28,775	(7,416)	38,415

	Year ended December 31, 2003

	Industrial and
	Engineering	Financial
	Services	Services	Corporate	Total

Revenues from external customers	$—	$409,513	$—	$409,513
Intersegment revenues	—	1,253	632	1,885
Interest expense
External	—	2,971	1,421	4,392
Internal	—	632	605	1,237
Income (loss) from operations before income taxes and minority interests	—	55,887	(5,502)	50,385

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As at December 31, 2005

	Industrial and
	Engineering	Financial
	Services	Services	Corporate	Total

Segment assets	$344,078	$342,329	$43,221	$729,628
Less: intercorporate investment				(119,797)

Consolidated total assets				609,831

Equity method investments	6,555	10,113	2,011	18,679
Cash expenditures for capital assets and goodwill	2,792	160	—	2,952

	As at December 31, 2004

	Industrial and
	Engineering	Financial
	Services	Services	Corporate	Total

Segment assets	$255,896	$448,644	$40,679	$745,219
Less: intercorporate investment				(141,520)

Consolidated total assets				$603,699

Equity method investments	8,137	9,283	1,070	18,490
Cash expenditures for capital assets and goodwill	2,267	1,422	4	3,693
      The following table presents revenues attributed to Canada, the Company’s country of domicile, and other geographic areas based upon the customer’s location:

	2005	2004	2003

Canada	$9,499	$10,042	$7,872
Europe	494,915	403,804	391,282
United States	34,764	46,320	9,563
Asia	381,051	207,320	—
Africa	20,350	23,522	796
Other	15,431	6,756	—

	$956,010	$697,764	$409,513

      The following table presents long-lived assets, which include property, plant and equipment, resource property and goodwill, by geographic area based upon the location of the assets.

	2005	2004

Canada	$35,344	$35,345
Europe	25,887	40,560
United States	264	302
Asia	1,277	932
Africa	111	191
Other	232	564

	$63,115	$77,894

      There were no revenue concentrations in 2005, 2004, or 2003.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 21.	Fair Value of Financial Instruments
      The fair value of financial instruments at December 31 otherwise not disclosed in the financial statements is summarized as follows:

	2005		2004

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Cash and cash equivalents (including restricted cash)	$252,219	$252,219	$232,218	$232,218
Short-term securities	18,963	21,113	21,113	21,113
Loans	23,405	23,405	26,865	26,865
Receivables, total	82,279	82,279	98,126	98,126
Accounts payable and accrued expenses	186,111	186,111	160,012	160,012
Deposits	20,202	20,202	46,523	46,523
Notes payable and debt	24,125	24,204	40,927	41,042
Interest rate swap derivative contract, liability	—	—	93	93
      The fair value of cash and cash equivalents is based on reported market value. The fair value of short-term listed securities is based on quoted market prices. The short-term unlisted securities is based on their estimated net realized value. The fair value of loans is based on the value of similar loans. The fair value of receivables and accounts payable and accrued expenses approximates carrying value as they are subject to normal trade credit terms. The fair value of deposits approximates their carrying value as they are all due on demand. The fair value of Notes payable and debt was determined using discounted cash flows at prevailing market rates or based on reported market value for the Company’s publicly traded debt. The fair value of the interest rate swap is obtained from a dealer’s quote. This value represents the estimated amount the Company would pay to terminate the agreement taking into consideration current interest rates, the credit-worthiness of the counterparties, and other factors. The Company does not anticipate nonperformance with respect to any of its derivative financial instruments.

Note 22.	Related Party Transactions
      In the normal course of operations, the Company enters into transactions with related parties. Related parties are affiliates whereby the Company has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties. In addition to transactions disclosed elsewhere in these financial statements, the Company had the following transactions with affiliates.
      During 2004, a subsidiary of the Company sold real estate properties to a corporation in which the subsidiary owns approximately 19%. The majority shareholder of the purchaser corporation placed cash deposits and other securities with the Company’s banking subsidiary. The Company has an irrevocable right to deduct the purchase price from the cash deposits and other securities account. The sale resulted in a gain of $7,843 and the Company had a receivable of $15,868 at December 31, 2004 and $10,227 at December 31, 2005. The receivable is non-interest bearing, is secured by the cash deposits and other securities account and the real estate sold, and is currently due in 2006. Neither the Company nor its subsidiaries have any continuing involvement with the property.
      In the normal course of commodities trading transactions, the Company purchases commodities from and sells commodities to its affiliates. The Company sold $2,741 to two affiliates during 2005. The Company sold $926 and purchased $19,574 from an affiliate during 2004. The Company’s interest in the affiliate was sold in July 2004 and it was not related after that date. The Company also purchased $11,531 from another affiliate during 2004. The Company also sold $7,840 during 2003.
      During 2005, 2004 and 2003, the Company recognized fee income in the normal course from affiliates amounting to $3,843, $4,025 and $4,579. The Company earned dividends of $5,214, $5,395 and $4,900 on

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
preferred shares of stock in an affiliate in 2005, 2004 and 2003, respectively, of which $318 and $4,995 is included in receivables at December 31, 2005 and 2004, respectively.
      During 2005, 2004 and 2003, the Company recognized equity income (loss) of $3,923, $1,206 and $(905), respectively, from its equity method investees. During 2005, the Company recognized $636 expense reimbursement from and $17 interest expense to an equity method investee which subsequently became a subsidiary in the same year. During 2005, the Company sold a wholly-owned subsidiary to another equity method investee (27.8% owned) for a total consideration of $12,276, consisting cash of $5,931 and promissory note of $6,346. The Company recognized a gain of $8,858 and the promissory note receivable had $5,909 outstanding as at December 31, 2005. The Company recognized interest income of $153 from and interest expense of $18 to this affiliate in 2005.
      In addition, the Company had a long-term liability of $269 and $415 payable to an affiliate at December 31, 2005 and 2004, respectively.

Note 23.	United States Generally Accepted Accounting Principles
      The Company’s consolidated financial statements have been prepared in accordance with GAAP in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

	December 31

	2005	2004	2003

Reconciliation of Net Income
Net income in accordance with Canadian GAAP	$34,197	$36,951	$49,116
Interest accretion on convertible bonds	15	22	—
Fair value of guarantees issued	(40)	—	—
Gain on reduction of interest in a subsidiary	(8,858)	—	—

Net income in accordance with U.S. GAAP	$25,314	$36,973	$49,116

Basic earnings per common share U.S. GAAP	$1.86	$2.73	$3.76

Diluted earnings per common share U.S. GAAP	$1.85	$2.70	$3.59

Reconciliation of Shareholders’ Equity
Shareholders’ equity in accordance with Canadian GAAP	$284,783	$269,421	$218,447
Deferred income taxes	(1,530)	(1,530)	(1,530)
Equity component of convertible debt	(146)	(146)	—
Unrealized gains on available for sale investments	3	504	(3,342)
Fair value of guarantees issued	(40)	—	—
Interest accretion on convertible bonds	37	22	—
Gain on reduction of interest in a subsidiary	(8,858)	—	—

Retained earnings in accordance with U.S. GAAP	$274,249	$268,271	$213,575

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31

	2005	2004	2003

Comprehensive Income
Net income in accordance with U.S. GAAP	$25,314	$36,973	$49,116
Other comprehensive income, net of tax
Foreign currency translation adjustment	(20,170)	4,920	(35,851)
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the year	(280)	647	(3,524)
Reclassification adjustment for gains realized in net income	—	—	(182)
Reclassification adjustment for shares becoming trading securities	—	(58)	—
Reclassification adjustment for shares becoming subsidiaries or equity method investments	—	3,257	—
Reclassification adjustment for other than temporary decline in value	(221)	—	66

Net unrealized gains (losses) on securities	(501)	3,846	(3,640)

	(20,671)	8,766	(39,491)

Comprehensive income	$4,643	$45,739	$9,625

Securities
      U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. Any unrealized holding gains or losses are to be reported as a component of other comprehensive income until realized for available-for-sale securities, and included in earnings for trading securities.
      At December 31, 2005, investment in one trading security represented approximately 25% of total investments in trading securities. At December 31, 2004, investment in one trading security represented approximately 28% of total investment in trading securities.
      The fair value of trading securities is summarized as follows:

	December 31

	2005	2004

Debt securities	$10,995	$13,654
Preferred shares	756	903
Common shares	5,712	4,796

	$17,463	$19,353

      Available-for-sale securities consist of common shares at December 31, 2005 and 2004. At December 31, 2005 and 2004, securities in two and one companies represented 99% and 96%, respectively, of the total available-for-sale securities of $152 and $902. The cost of these securities was $149 and $398 at December 31, 2005 and 2004, respectively. The proceeds from the sale of these securities amounted to $nil, $nil, and $2,519, which resulted in realized gains of $nil, $nil, and $182, during 2005, 2004 and 2003, respectively. At December 31, 2005, 2004 and 2003, respectively, net unrealized holding gains (losses) included in accumulated other comprehensive income was $3, $504, and $(3,342). No available-for-sale securities at December 31, 2005 and 2004, were in a loss position.

Convertible Bonds
      The Company accounts for its convertible bonds in accordance with their contractual terms and, as such, they are presented in the financial statements in their liability and equity component parts. Under

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
U.S. GAAP, the convertible bonds met the requirement to be exempted from Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivatives and Hedging Activities, and thus the conversion feature was not required to be bifurcated from the debt instrument. The convertible bonds were recorded in accordance with Emerging Issue Task Force (“EITF”) No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. As the fair value of the Company’s common stock on the commitment date is less than the conversion price, no beneficial conversion feature was initially recorded at the date of commitment.
      In October 2005, the term of the convertible bonds was extended for ten years. The Company assesses the modification in accordance with EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments. As the modification did not result in change to the present value of the cash flows (including the changes to the fair value of the embedded conversion feature upon modification) under the terms of the new convertible bonds is less than 10%, the new convertible bonds are not considered substantially different from the original convertible bonds and thus are recorded as a modification of debt.

Stock-Based Compensation
      The Company followed the intrinsic value based method of accounting for compensation resulting from the granting of stock options to employees, in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, as allowed under SFAS No. 123, Accounting for Stock-based Compensation. Stock based payments to non-employees are to be expensed based on the fair value of shares or options issued. There have been no stock based payments to non-employees.
      There were no stock options granted during 2005, 2004 or 2003. There was no effect on net income and earnings per share for compensation expense recognized on the intrinsic value basis of employee stock options granted.

Guarantee
      Effective from December 31, 2002, the Company adopts FASB’s Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other, which requires that a guarantor recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. This liability is based on the fair value of the guarantee. The initial recognition of the fair value of the liability is inconsistent with Canadian GAAP , specifically those related to CICA Section 3290, Contingencies, whereby a liability for a contingent loss is only recognized if it is likely that a future event will confirm that an asset had been impaired or a liability incurred. The Company takes into consideration the nature of the guarantee, the likelihood of the occurrence of the triggering events, the financial conditions of the guaranteed parties and the quality of the collateral to determine the fair value of the guarantee.

Gain on Reduction of Interest in Subsidiary
      During the year, the Company disposed of its investment in a subsidiary to an equity-method investee, with the sale price based upon an independent valuation. The transaction was recorded using the exchange value under Canadian GAAP. Under U.S. GAAP, the disposition did not meet all the criteria to be accounted for as a divestiture. Consequently, for U.S. GAAP purposes, the gain on reduction of interest in the subsidiary was deferred.

Future Changes to United States Accounting Standards
      SFAS No. 123 (revised 2004, “SFAS 123R”), Share-Based Payments, eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, to stock compensation awards issued to employees. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Management is analyzing the requirements of this statement.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4 deals with inventory pricing with respect to abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company’s financial statements.
      SFAS No. 154, Accounting Changes and Error Corrections, replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
      FASB Staff Position (“FSP”) No. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairment. This FSP shall be applied to reporting periods beginning after December 15, 2005. The Company’s preliminary assessment does not indicate that this FSP will have a significant impact on the financial statements.
      The Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues that (i) an entity should include, upon the modification of a convertible debt instrument, the change in fair value of the related embedded conversion option in the analysis to determine whether a debt instrument has been extinguished pursuant to Issue No. 96-19; (ii) the modification of a convertible debt instrument should affect subsequent recognition of interest expense for the associated debt instrument for changes in the fair value of the embedded conversion option; and (iii) the issuer should not recognize a beneficial conversion feature or reassess an existing beneficial conversion feature upon modification of a convertible debt instrument. This issue shall be applied to future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. Management is analyzing the requirements of this statement.
      The EITF reached consensus on Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature that (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference for purposes of applying SFAS No. 109; (ii) the basis difference that results from the issuance of convertible debt with a beneficial conversion feature is a temporary difference for purposes of applying SFAS No. 109; and (iii) the recognition of deferred taxes for the temporary difference of the convertible debt with a beneficial conversion feature should be recorded as an adjustment to additional paid-in capital. This issue shall be applied to financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. Management is analyzing the requirements of this statement.

Note 24.	Subsequent Events
      In December 2005, the Company’s board of directors resolved to distribute the majority of the Company’s financial services business to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, Mass Financial Corp. (formerly Sutton Park International Ltd., “Mass Financial”) entered into a restructuring agreement and a share exchange agreement. Upon the closing of the agreements, Mass Financial held all the financial services business of the Company, except for the Company’s banking subsidiary (and its Swiss affiliates) and investment in resource property; and the Company held the Class A preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to shareholders of the Company on pro rata basis.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES
(Formerly MFC BANCORP LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The non-voting Class A preferred shares are redeemable by Mass Financial at any time and the Company has the right to cause a retraction of the Class A preferred shares at a rate of 1/15 per year (based on a proposed 15 year retraction period) starting after January 31, 2010. The redemption and retraction amount is equal to (i) the fair market value of the common shares that were exchanged for the Class A preferred shares at the time of the exchange less $100, multiplied by (ii) 1.04 multiplied by the number of months the preferred shares have been outstanding divided by 12. Upon the Company giving notice of a retraction, it shall be entitled to a dividend equal to the redemption amount. No dividends on the Class A common shares can be paid if Mass Financial is late on the redemption or retraction of any tranche of the Class A preferred shares or if payment of the dividend will reduce Mass Financial’s net asset value to less than the outstanding retraction amount of the then issued Class A preferred shares. In the event of liquidation, dissolution, winding up or any other distribution of the assets of Mass Financial, then the Company shall be entitled to receive, in priority and preference to the Class A common shares, the redemption amount.
      Following the distribution, Mass Financial has agreed to perform certain management services for two investments of the Company in accordance with the terms of a services agreement to be entered into by the Company and Mass Financial. Firstly, Mass Financial has agreed to provide management services in connection with the investment in MFC Merchant Bank in consideration for the Company paying Mass Financial 15% of the after tax profits of MFC Merchant Bank and a right of first refusal. The right of first refusal grants Mass Financial an option whereby Mass Financial has the right to: (i) purchase MFC Merchant Bank on the same terms as any bona fide offer from a third-party purchaser acceptable to the Company; or to (ii) assist in the sale, if ever, of MFC Merchant Bank for and additional service fee of 5% of the purchase price.
      Secondly, Mass Financial has agreed to provide management services in connection with the review, supervision and monitoring of the royalty provided to the Company’s 49% equity method investee in connection with the Company’s investment in resource property. The Company has agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that the equity method investee receives in connection with the royalty in consideration for the management services.
      The services agreement contemplates that the agreement may be terminated at any time if agreed to in writing by both parties. The Company also has the right to terminate the services agreement at any time upon at least six months prior notice after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.
      Pursuant to the terms of the restructuring agreement, the Company and Mass Financial have agreed that all current and outstanding guarantees issued by the respective parties shall continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties have agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution.

ITEM 19     Exhibits
Exhibits Required by Form 20-F

Exhibit
Number	Description

1.1	Articles of Amalgamation.(1)
1.2	By-laws.(1)
1.3	Certificate of Continuance(6)
1.4	Notice of Articles(6)
1.5	Articles(8)
1.6	Certificate of Change of Name(9)
2.1	Master Trust Indenture between our company and Norwest Bank Minnesota, National Association, as trustee, dated March 31, 1998.(1)
2.2	Trust Indenture between our company and Computershare Trust Company of Canada, dated January 7, 2004(7)
2.3	Supplemental Indenture between our company and Computershare Trust Company of Canada, dated October 27, 2005.(9)
4.1	Memorandum of Agreement between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated November 24, 1987.(2)
4.2	Amendment to Mining Lease between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated January 1, 1987.(2)
4.3	First Amendment to Memorandum of Agreement between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc.(2)
4.4	Assignment Agreement between our company and Prada Holdings Ltd. Dated as of January 1 1992.(1)
4.5	Separation Agreement between Mercer International Inc. and our company dated for reference March 29, 1996.(1)
4.6	Purchase Agreement between our company and Volendam Securities C.V. dated for reference May 17, 1996.(1)
4.7	Purchase Agreement between our company and Volendam Securities C.V. dated for reference May 27, 1996.(1)
4.8	Share Purchase Agreement between our company and Frederick Wong dated June 6, 1996.(1)
4.9	Subscription Agreement between our company and Drummond Financial Corporation dated June 20, 1996.(1)
4.10	Share Purchase Agreement between our company and Med Net International Ltd. Dated June 20, 1996.(1)
4.11	Share Purchase Agreement among our company and various shareholders of Logan International Corp. dated June 20, 1996.(1)
4.12	Subscription Agreement between Drummond Financial Corporation and Logan International Corp. dated June 20, 1996. Incorporate by reference to Logan International Corp.’s Form 8-K dated June 27, 1996.
4.13	Share Purchase Agreement between Lehman Brothers Bankhats AG and our company dated October 3, 1996.(1)
4.14	Purchase Agreement between our company and Robabond Holding AG dated June 27, 1997.(1)
4.15	Share Purchase Agreement between our company and Procom Holding AG dated September 22, 1997.(1)
4.16	Supplementary Agreement to Share Purchase Agreement between our company and Procom Holding AG dated September 22, 1997.(1)
4.17	Agreement between our company and the holders of our company’s Class A Preferred Shares dated December 1, 1996.(1)
4.18	Subscription Agreement between our company and Logan International Corp. dated December 2, 1996. Incorporated by reference to our company’s Schedule 13D/A (Amendment No. 1) dated December 16, 1996 with respect to Logan International Corp.
4.19	Shareholder Protection Rights Plan Agreement between our company and Montreal Trust Company of Canada dated as of May 18, 1993.(1)

Exhibit
Number	Description

4.20	Amended 1997 Stock Option Plan of our company.(1)
4.21	Amended and Restated Employment Agreement between our company and Michael J. Smith made effective as of November 20, 2000.(1)
4.22	Director’s Indemnity Agreement between our company and Michael J. Smith dated for reference November 20, 2000.(1)
4.23	Indemnity Agreement between our company and Roy Zanatta dated for reference November 20, 2000.(1)
4.24	Investment and Restructuring Agreement among Sutton Park International Limited, Garda Investments Corp., our company, Glamiox Beteiligungsverwaltunds GmbH, Hovis GmbH, Jurriaan J. Hovis, Johannes Hovis and Ferdinand Steinbauer dated for reference October 1, 2001.(1)
4.25	Owners’ Agreement among Garda Investments Corp., Glamiox Beteiligungsverwaltunds GmbH, Jurriaan J. Hovis and Ferdinand Steinbauer dated for reference October 1, 2004.(1)
4.26	Dividend Trust Settlement Agreement between our company and The Dividend Trust Committee of the Board of Directors of our company dated for reference December 21, 2001.(1)
4.27	Share Sale Agreement among Newmont Australia Limited, Newmont LaSource S.A.S., and our company dated August 7, 2002.(4)
4.28	Royalty Deed among our company, Newmont Australia Limited and Newmont LaSource S.A.S. dated August 7, 2002.(4)
4.29	Arrangement Agreement between Trimble Resources Corporation Resources Corporation and our company dated May 17, 2002.(4)
4.30	Stock Purchase Agreement among Occidental (East Shabwa) LLC, Intercap Yemen, Inc. and our company dated July 23, 2002.(4)
4.31	Share Purchase Agreement between Mazak Ltd. and Trident Alloys Ltd. dated July 24, 2003(5)
4.32	Trust Indenture, dated January 7, 2004, between our company and Computershare Trust Company of Canada, as Trustee, for the issuance of 4.4% Convertible Unsecured Subordinated Bonds due December 31, 2009.(8)
4.33	General Security Agreement made as of October 11, 2004 between Med Net International Ltd., as Debtor, and our company, MFC Commodities GmbH and Sutton Park International Ltd., as Secured Parties, as security for the present and future indebtedness of the Debtor and as a supplement to the existing demand guarantee.(8)
4.34	Share Pledge Agreement made as of October 12, 2004 between Med Net International Ltd., as Pledgor, and our company, MFC Commodities GmbH and Sutton Park International Ltd., as additional security for the Secured Liabilities.(8)
4.35	General Security Agreement made as of October 12, 2004 between Lasernet Limited, as Debtor, and our company, MFC Commodities GmbH and Sutton Park International Ltd., as Secured Parties, as security for the present and future indebtedness of the Debtor and as a supplement to the existing demand guarantee.(8)
4.36	Share Pledge Agreement made as of October 12, 2004 between Lasernet Limited, as Pledgor, and our company, MFC Commodities GmbH and Sutton Park International Ltd., as additional security for the Secured Liabilities.(8)
4.37	Variation Agreement dated December 22, 2004 between our company and Sutton Park International Limited varying our company’s interest obligation to Sutton Park International Limited in respect of the 4.4% Convertible Unsecured Subordinated Bond in the principal amount of € 6,786,436, maturing December 31, 2009.(8)
4.38	Restructuring Agreement dated December 29, 2005 between our company and Mass Financial Corp. for the restructuring of our company.(9)
4.39	Share Exchange Agreement dated December 29, 2005 between our company and Mass Financial Corp. for the restructuring of our company.(9)
4.40	Services Agreement dated February 1, 2006 between our company and Mass Financial Corp.(9)

Exhibit
Number	Description

8.1	Significant subsidiaries of our company as at March 31, 2006:
MFC Merchant Bank S.A.
Robabond Holding AG
MFC Commodities AG
KHD Humboldt Wedag International Holdings GmbH
KHD Humboldt Wedag International GmbH
Humboldt Wedag Inc.
Humboldt Wedag India Ltd.
Sasamat Capital Corporation
MFC Industrial Holdings AG
KHD Humboldt Wedag GmbH
Zementanlagenbau Dessau GmbH
Altmark Industriepark AG
ZAB Industrietechnik & Service GmbH
11.1	Code of Ethics(7)
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael J. Smith.(9)
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for James B. Busche.(9)
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Michael J. Smith(9)
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for James B. Busche(9)
99.1	Audit Committee Charter(9)

(1)	Incorporated by reference to our Form 20-F’s filed in prior years.

(2)	Incorporated by reference to our Form 10-K for the year ended December 31, 1989.

(3)	Incorporated by reference to our Schedule 13D dated June 27, 1996 with respect to Logan International Corp.

(4)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 28, 2003.

(5)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on August 7, 2003.

(6)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on November 23, 2004.

(7)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 26, 2004.

(8)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 6, 2005.

(9)	Filed herewith.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KHD Humboldt Wedag International Ltd.

/s/ Michael J. Smith

Michael J. Smith
Chairman, Chief Financial Officer,
Secretary and Director
(Principal Financial and Accounting Officer)
Date: March 31, 2006