Form 20-F
period 2006-12-31
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
filed 2007-04-03
CIK 16859

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-04192

KHD Humboldt Wedag International Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, Without Par Value	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 14,733,191 common shares, without par value, issued and outstanding as of December 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  YES ☐     NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  YES ☐     NO ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  YES ☒     NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):  Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☒      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  YES ☐     NO ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  YES ☐  NO ☐

Ruedersdorf Cement plant, Germany

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR FELLOW SHAREHOLDERS
At the end of 2005, we began our company’s transition from a merchant bank to an industrial plant engineering and equipment supply company. We accordingly changed our name to KHD Humboldt Wedag International Ltd., and distributed many of our financial assets through a dividend of shares in Mass Financial Corp. We did this with the aim of enhancing shareholder value by reaching the attractive multiples typical of companies in our new peer group.
     Throughout 2006, in our quarterly shareholder letters, press releases and investor conference calls, we explained the key elements in achieving this aim: transition, performance, and communication. We also committed to consistently monitoring our progress to make our strategy as effective as we could.
     This is our second report since we started the transition, so I think it is appropriate now to review progress on our objective and the key elements of our strategy, make note of our achievements, describe what I consider to be some disappointments and how they have been addressed in the first quarter of 2007, and lay out our plan and vision for the balance of the year ahead.

LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

First, I would like to summarize our operating results for 2006 and note there are several encouraging trends. To facilitate evaluation of our core business performance, with this report we have changed our presentation of our prior financial service business to discontinued operations for the years 2006, 2005 and 2004. All amounts refered to in this Letter to Shareholders are in US dollars and earnings per share amounts are on a diluted basis.
     For the full year ended December 31, 2006, KHD reported revenues from continuing operations of $393.5 million, with income before taxes from continuing operations of $45.4 million and income from continuing operations of $31.8 million, or $2.10 per share.
     By comparison, 2005’s revenues were $329.4 million for the same operations, with income before taxes from continuing operations of $30.9 million and income of $23.8 million, or $1.74 per share.
     For 2004, revenues were $155.7 million for the same operations, with income before taxes from continuing operations of $12.6 million and income of $10.6 million or $0.78 per share.
     The number of shares issued and outstanding for the year ended December 31, 2006 was 14,733,141, and the weighted average number of shares was 15,207,726 on a diluted basis. The difference is primarily due to our restructuring and the granting of stock options to our operating employees in 2006.
     To further help our investors better understand the fluctuations of KHD’s business, we are providing the following forecast for revenues and EBT for the full year 2007. For the year 2007, we expect revenues to increase to $623 million, with EBT for 2007 of $61 million. Revenues and EBT are not evenly spread among all quarters. For this reason, we are only giving guidance for the full year.
     Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled. Order intake for the year ended December 31, 2006 was $676.8 million, an increase of 55% over 2005 and an increase of 117% over 2004; 30% of 2006 order intake came from the emerging Asia/Pacific region, 30% from Russia and Eastern Europe, 23% from the Americas and 8% from the Middle East.
     Order backlog as of December 31, 2006 was $603.2 million, up 71% over December 31, 2005 and an increase of 139% over 2004.
     Income (or earnings) before taxes from continuing operations (“EBT”) for 2006 totaled $45.4 million, an increase of 47% over 2005 and 260% over 2004. EBT exceeded our initial EBT guidance by 29%.
     Our minority interest was $6.4 million, or $0.42 per share. We have now entered into an agreement to acquire Sasamat Capital Corporation, the primary holder of this minority interest.
     Our corporate tax expense for reporting purposes was $7.2 million (16%) in 2006 and $1.8 million (6%) in 2005. These figures primarily reflected the net draw-down of our deferred tax asset, while the actual cash tax payment was $768,000 in 2006, $1.1 million in 2005.
     Accounting standards require our consolidated results to be converted from local currency to Canadian dollars using a weighted exchange rate. For this Letter we have converted our Canadian dollar results to US dollars using a year-end exchange rate. Consequently, the results noted above are influenced by fluctuating international exchange rates. As KHD conducts an immaterial amount of its core business in Canadian dollars, we believe it is in the best interest of those evaluating our results to eliminate this variable and therefore, for comparative purposes, all the following amounts for order intake, backlog, and EBT were translated directly from Euros to US dollars at 1.3196, the exchange rate prevailing on December 31, 2006.
     Commencing with our reporting of first quarter 2007 results, we plan to change our reporting currency to US dollars.

 2
LETTER TO SHAREHOLDERS

SUMMARY OF ORDER BACKLOG AT DECEMBER 31, 2006

PROJECT	PROJECT LOCATION	SUBJECT

Zaveh Torbat	Middle East	Cement production line 3,500 t/d
Illinois	N/S America	Construction and equipment
J P Himachal	Asia	Kiln line 10,000 t/d
Grasim Dadri	Asia	Roller press
J P Himachal Grinding	Asia	Cement grinding plant with roller press (3 line)
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Sterlitamak	Russia	Grinding line
Bushan	Asia	Coal washery plant
National Cement	Middle East	Cement production line 3,500 t/d
Ashakacem	Asia	Heat exchanger and bucket elevator
Longgu	Asia	3 Romjigs and 10 pneuflots
Duro Felguera	N/S America	8x Jones DP
Beeshoek – BKM	Africa	4 Batac + 4 bucket conveyor
Raysut Cement	Middle East	Cement production line 2,000 / 2,200 t/d
Hofuf	Asia	Supply of roller press / VSK + SKS separator
Ekon/Askale	Europe	Kiln line 3,500 t/d clinker production
Ünye	Europe	Supply of roller press / VSK + SKS separator
Ciment Campulung	Europe	Kiln line with mill and clinker silo
Continental	N/S America	Kiln feed system, preheater, kiln and clinker cooler
Shree Cement V	Asia	Preheater, kiln and kiln cooler
Grasim New Plant/Kotpuli	Asia	Preheater, kiln and pyrofloor
Kotpuli	Asia	Cement production line 8,000 t/d
Panipat Grasim	Asia	Grinding line with roller press
Cemex Balcones	N/S America	Pyro line 3,500 t/d, preheater
Khoy Cement	Middle East	Clinker production line
Cemex Broceni Kiln 5	Europe	Engineering, preheater and kiln
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Grasim Tadapatri	Asia	8,000 t/d Cement plant, pyro section, cement grinding
Maras	Europe	Kiln line 3,800 t/d clinker production
Buzzi Unicem, River 7000	N/S America	Kiln line
Buzzi Unicem, River Steel	N/S America	Material supply, steel
Fengjiata	Asia	2 Romjig
Suanciguo	Asia	2 Romjig
Global Mining	Asia	Coal washery engineering
Mordow3	Russia	Engineering
Novotroizk	Russia	3,000 t/d Clinker plant
Orissa Cement	Asia	4,000 t/d Kiln line
Lafarge Askaka	Africa	Coal mill
BW West	Europe	1 Romjig
Jamul ACC	Asia	Design, engineering of coal washery
Cahibasa ACC	Asia	Design, engineering of coal washery
Kymore ACC	Asia	Design, engineering of coal washery
Bargarh	Asia	Design, engineering of coal washery
Zliten (spares)	Middle East	Rehabilitation of kiln section
Orient Cement Devapur 2	Asia	Kiln with roller press upgrade
Hanson Permanente	N/S America	2 Mill shells
Shree Cement VI	Asia	Preheater, kiln, cooler
Ultra Tech Cement	Asia	Kiln line
Lafarge Mejia	Asia	Grinding plant
Murli Agro Products	Asia	Preheater, kiln, cooler
ASEC (spares)	Middle East	2 Grinding plants
ADM Tyre (spares)	Australia	Refurbishment
Shagang 2	Asia	Roller press

 3
LETTER TO SHAREHOLDERS

STRATEGY PROGRESS REVIEW
Transition · Performance · Communication
TRANSITION
Our transition from a merchant bank to a supplier of industrial plant engineering and equipment has two aspects. One is to divest the legacy merchant banking assets, and the other is to become an efficient, globally competitive player in our new industry.
Divesting Legacy Assets
The divesting effort has been transparent, and I have described it over the past year in my letters, the company’s press releases and our quarterly investor conference calls, so I will just briefly summarize it as follows:
■	Early in the first quarter we distributed the majority of our merchant banking assets to our shareholders by spinning them off into Mass Financial Corp. and distributing shares of Mass to our shareholders.

■	In the fourth quarter we sold our banking subsidiary to Mass at our carrying value and repurchased 790,000 of our common shares.
At the end of fiscal 2006, the only legacy assets remaining were the iron ore royalty from the Wabush Mine in Labrador and our real estate assets. We will keep the iron ore royalty for tax reasons. So at the close of 2006, we were only one step away from completing that part of the transition — divesting our real estate holdings — and that is being accomplished now.
     We will now distribute to our shareholders 90% of the shares of our wholly owned subsidiary, SWA REIT Ltd. (“SWA”), which owns and operates all of our real estate assets. Upon receipt of the necessary approvals, KHD shareholders will receive one share of SWA common stock for each KHD common share held.
     It is anticipated that there will be no tax cost to United States shareholders as a result of the distribution and there will be no tax effect on either KHD or SWA. SWA intends to focus exclusively on the growth and development of its real estate and will be seeking a stock exchange listing for its shares.
     We analyzed alternatives to create shareholder value with this asset and believe that with the new real estate investment trust laws now emerging in Germany, the United Kingdom and other
European countries, SWA shares are the most efficient means of enhancing the potential for generating the greatest value. The intrinsic value of the shares may grow in the market, especially with SWA’s very low debt.
     SWA owns approximately 777 acres of land with buildings forming an industrial development area in the City of Arneburg, just west of Berlin in the State of Sachsen-Anhalt, Germany, and also owns approximately 28.4 acres of land with buildings in the city of Dessau in the State of Sachsen-Anhalt. Approximately 90% of the space is currently under lease to various tenants.
     The net book value of SWA is approximately $46 million, which equals approximately $2.81 per share for each KHD share, and has $3 million in total debt. Comparable real estate companies in Europe trade at a price of 2.45 times their net book value.
     In order to be entitled to receive shares of SWA in the distribution, a shareholder must own KHD shares at the close of business on the record date, which we will announce shortly.
     This arrangement requires court approval under the Canada Business Corporation Act and approval by our shareholders, together with various conditions customary for transactions of this type. SWA and KHD will apply to the Supreme Court of British Columbia to obtain an interim order providing, among other things, for the calling and holding of the special meeting of shareholders of KHD. This arrangement is to be approved by two-thirds of the votes cast by KHD shareholders. We expect to hold this special general meeting on June 14, 2007. Further information concerning the arrangement will be available in our circular to be filed on SEDAR at www.sedar.com.
     We have also made great strides on the second aspect of our transition: becoming a competitive, sustainable global supplier of industrial plant engineering and equipment. These transition activities may not have been as transparent as the divestitures, so I’d like to take this opportunity to describe our program and what we have accomplished in 2006.

 4
LETTER TO SHAREHOLDERS

Corporate Strategy for Globalization
and Sustainability
Since we first became involved in 2002, there has been a dramatic change in the demand for KHD’s services and the competitive landscape. Sales have increased almost fourfold; order intake and backlog have tripled. Much of the increase has come from developing regions, especially Asia, and in 2006 from North America, Russia and Eastern Europe as well. In 2003, our Indian and American subsidiaries accounted for 8% of total order intake or about $22 million, but by 2006, these subsidiaries accounted for 44% of total order intake, or about $298 million.
     Despite the dramatic increase in demand for the company’s services, this business continues to be very price competitive, primarily due to the entrance of competitors from China and increased capacities of traditional competitors in other low-cost locations. The company has taken a number of steps to deal with these issues.
     In Russia and China, our representative offices have been converted to operating companies to allow in-house project management, engineering, procurement and contracting in these expanding host markets.
     In India, KHD can now provide a full range of services with in-house expertise, has doubled its staffing level over the past two years, and plans to continue this expansion. The Indian subsidiary is also now exporting services directly to the Middle East and African markets.
     In North America, our American subsidiary is now capable of providing a full range of services to its cement customers with in-house expertise, has increased its staffing level by 50% to 65, and through outsourcing now operates with an engineering capacity of approximately 100 engineers.
     This growth of our major subsidiaries into more technically independent operators, conversion of our sales or representative offices into operating companies, and some new issues associated with being listed on NASDAQ have dramatically changed the role the Cologne office plays in the organization. Plus, the greatly expanded use of low-cost locations by KHD’s traditional competitors and the entry of Chinese competitors into the international market mean the company must reduce its dependence on western European engineering, manufacturing and procurement capacities.
     Overall, these market and competitor developments required KHD to change from a German company working internationally to a truly global entity. To sustain its growth and profitability, our company must have the financial capacity to provide guarantees and bonds needed to take advantage of market dynamics, and the financial means to support an aggressive acquisition program to expand and diversify our product line. A truly global organization means changes in our historical risk profile. At the same time, we must be highly competitive, protect market share, and have the bonding capacity and financial assets necessary to ensure customer confidence. Some major restructuring of the organization was needed to deal with these issues.
     We can summarize our long-term strategy since 2002 as follows:
■	Improve our cement plant market position while looking for opportunities to diversify in coal and minerals as well as other sectors.

■	Transfer certain engineering and production functions to low-cost locations, or outsource them, while continuing to maintain Cologne as a center of expertise.

■	Minimize project risks.

■	Globalize, as described in more detail below.

■	Expand into under-penetrated markets such as China and Latin America, as well as complementary product areas, through partnerships or mergers and acquisitions.

■	Minimize fixed assets to allow for growth without capital constraints.
As part of this strategy, we have implemented a number of structural changes and initiatives.

 5
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Restructuring the Parent Company,
KHD Humboldt Wedag International Ltd.
Asia will be a main growth region for years to come, so Hong Kong was chosen as the location for KHD’s headquarters.
     Our business is heavily dependent on the cement industry, with coal and minerals representing approximately 16% of our 2006 revenue stream. Out of the full range of equipment required by cement industry customers, KHD provides about 55% of the components by value. Consequently, one of our major initiatives is to expand and diversify through acquisitions or strategic alliances.
     To help KHD capitalize on expanding market opportunities, a dramatic change in the bonding situation was required. As a German company working internationally with its old structure, the company had a bonding capacity of $46 million secured by all of our assets. Realistically, KHD needed at least a 300% increase in bonding capacity.
     For KHD to become global while maintaining technical excellence and to ease technology transfer, the company’s engineering standards must be electronic, up to date, and compatible across all subsidiaries.
     Approximately 70% of KHD’s revenues are associated with material or equipment that is purchased to the company’s specifications. There is great potential for margin improvements associated with this procurement.
     In addition to these executive and administrative functions, we will also provide corporate guarantees as required by customers contracting with our operating subsidiaries. Finally, in line with its strategic, business planning and risk management services, KHD will manage the company’s global sales and marketing efforts.
Establishment of KHD Humboldt Wedag
International GmbH Austria (“KIA”)
The changes in market and competitor landscapes described above made it clear that we needed a new structure to support our global growth strategy. The emergence of the subsidiaries in India and North America as equal partners of Cologne, the replacement of the representative offices in China and Russia with operating companies, the technology transfer and exchange requirements and the need for new banking relationships required a change both geographically and in the way the firm conducted its business. Establishing KHD Humboldt Wedag International GmbH Austria (“KIA”) was a critical element of this change.
Treasury Function
KIA has introduced a cash management and administration system for KHD’s operational subsidiaries in order to improve and optimize cash management, cash forecasting, risk control systems and yields on liquidity investment, and to centralize the provision and administration of cash collateral for bonds. We realize these objectives through notional cash pooling, group internal asset management services, inter-company lending and borrowing, and the centralization of treasury functions and other finance-related processes, all within the parameters and limitations set out in applicable laws, rules and regulations and on commercially competitive terms.
Technology
The KHD cement and coal and minerals business is a brand-name business with hundreds of plants in operation around the world utilizing patented designs. Over its 150-year history, our firm has established an international reputation for innovation and performance. Performance guarantees are provided on all projects. In order to control risk and maintain consistency, the parent must be able to monitor the technology being sold on a global basis. Consequently, KIA has obtained the license to all KHD technologies and the right to sublicense the technology.
Bonding
As I noted above, before MFC came on board KHD had a bonding facility of $46 million at a bank and subsidized by a government guarantee. This arrangement required KHD to pledge assets to the bank. The amount was inadequate, and severely constrained KHD’s ability to capitalize on market opportunities.

 6
LETTER TO SHAREHOLDERS

Dalen Cement plant, Norway
 7
LETTER TO SHAREHOLDERS

The strategy KHD adopted — centralizing essentially all of the company’s principal financial functions, key assets and financial controls in Austria under KIA — was successful, with the establishment of a new syndicated bonding line of $237 million in October 2006. KIA administers this bonding facility and provides the coverage required by KHD’s subsidiaries.
Initiatives
KHD’s globalization strategy includes other initiatives in addition to these structural changes.
Profit Improvement Initiative
The goal of our profit improvement initiative is to increase operational margins by transferring engineering and procurement functions to low-cost locations, in particular to India. Simultaneously, we have adopted a global risk management program to minimize risks associated with this step.
Management
We have built a senior management team for risk management, technology transfer, global procurement, mergers and acquisitions and internal audit.
Operations
We have increased engineering and procurement capacities in low-cost locations. Manpower in India has already increased from 225 staff in 2004 to 309 by the end of 2005, with a further increase to 450 by the end of 2006. We have also converted the sales offices in Russia and China to operating companies with design, manufacturing and procurement capabilities.
Risk Management/Internal Audit
Our new global heads of risk and internal audit are developing and formalizing procedures with the support of external consultants.
Innovation Initiative — our Future
The innovation initiative’s main objective is to establish a significant capital expenditure program to expand KHD’s position as a technology leader and systematize the design process.
Focus
■	Improve grinding technology

■	Reduce emissions

■	Decrease energy costs
Rationale
Market pull: Reduction of CO2 emissions and energy efficiency are top priorities for KHD’s customers.
Technology push: KHD has been investigating alternative grinding technologies, and has identified promising ideas in heat recovery/conversion technology.
Funding
KHD has a US$9.5 million investment program funded through tax incentives, partnerships and government grants.
Timeline (three-phase process)
Phase 1: Basic Evaluation and Approach
Decision: 2006
Phase 2: Concept Definitions: 2007
Phase 3: Verification: 2007
Diversification Initiative
The diversification initiative’s goal is to grow KHD’s existing coal and minerals business and expand into related businesses where we can apply our know-how. We will achieve this growth organically and through acquisitions.
Background
KHD’s coal and minerals business has grown faster than our cement business, but we still need to reduce our dependence on cement.
Action
We have created a separate legal entity for our coal and minerals business in 2006 to enhance this business unit’s visibility and focus.
     In addition to organic growth, we identified a need to acquire companies or technology and consider strategic alliances to achieve our diversification targets. To address these needs, we recruited a global manager for mergers and acquisitions. We have subsequently identified some potential acquisitions that offer new technologies

 8
LETTER TO SHAREHOLDERS

and complementary skill sets in strategic fields and locations, and have initiated contact with them.
Globalization Initiative
The purpose of our globalization initiative is to coordinate our international activities and establish KHD in geographic regions that best complement the company’s existing operations.
     As part of this initiative, in 2006 KHD created a sales and marketing agency based in Hong Kong to provide centralized, coordinated corporate effort, to prevent internal competition, and to utilize the specific strengths of each subsidiary when offering products and services worldwide. The services provided to the subsidiaries include:
■	A data center to manage information on markets, acquisition targets, customers and the installed equipment base.

■	A marketing center to coordinate the global marketing effort, communications materials and the network of sales forces and agents.

■	A sales center to streamline the bidding process across all subsidiaries.
KHD also formalized plans to establish a Global Engineering Center in India during 2007, a plan that reflects the increasing demand for engineering resources, our recognition that to optimize use of engineering resources our legacy expertise must be shifted to higher-value design work and lower-cost resources to project standardization, and a recognition that we need to transfer technology in order to compete and diversify as planned. To improve procurement, we have appointed a Vice President, Corporate Development, responsible for this area. The new Vice President’s main tasks include evaluating the existing system, identifying required improvements, and implementing an efficient and effective global procurement system. The potential for improving gross margins is especially significant, as about 70% of KHD’s costs are associated with procured materials and components.
TRANSITION REPORT CARD
From the standpoint of the transition effort, I would say 2006 was just a decent year.
     While we divested most of the legacy assets, I was disappointed that the real estate was still with the company at the end of the year; but we will now divest these assets with the distribution.
     Regarding our globalization and sustainability efforts, the high points of 2006 were clearly the appointment of our new CEO, Jim Busche, and his establishment of an experienced global executive team. The restructuring efforts were also high points, with the establishment of the Austrian entity, centralization of financial management, the strengthening of our banking relationships, and establishment of our new, greatly expanded bonding facility.
     Our diversification initiative has not yet yielded the desired results. While our Indian subsidiary was able to establish a few very good strategic partnerships with several European suppliers, thereby broadening their scope of supply from India, we were not able to make substantive progress on the major acquisition front. The reason is simple, and it has nothing to do with a lack of suitable targets. There are many good targets out there, many good businesses with strong and effective management — but none with a sensible purchase price. In 2007 we will make some adjustments to our expectations and continue — in fact strengthen — our efforts; but we will not overpay.

 9
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

PERFORMANCE
We are pleased to report that the trend of increasing order intake, backlog and earnings established over the past few years in KHD’s industrial plant engineering and equipment supply business continued through the fourth quarter of 2006.
     Again I note for the following discussion, all amounts were translated from Euros to US dollars at 1.3196, the exchange rate prevailing on December 31, 2006.
     The following summarizes growth in our industrial plant engineering and equipment supply business for the fiscal year ending December 31, 2006 compared to the fiscal years ending December 31, 2005 and December 31, 2004:
     Order intake for 2006 was $676.8 million, an increase of 55% over 2005 and up 117% over 2004; 30% of 2006 order intake came from the emerging Asia/Pacific region, 30% from Russia and Eastern Europe, 23% from the Americas and 8% from the Middle East.
CEMENT
The cement unit’s yearly sales increased from $155.2 million in 2004 to $298.0 million in 2005 and to $357.6 million in 2006.
CEMENT ORDER INTAKE
Cement order intake for fiscal year 2004 was $275.3 million. This rose to $362.1 million in 2005, and from there increased another 71% to $620.6 million in 2006. In 2006, the North American market represented 24% of cement orders; the Asian markets, particularly India, accounted for 22%. The Russian, Eastern European and Middle East markets are also strong and account for the balance of the major cement orders for 2006.
CEMENT BACKLOG
The cement order backlog was up 87% to $562.5 million at the close of 2006 compared to the same time in 2005. Our US subsidiary’s cement order backlog at the close of 2006 was $121.1 million, compared to $42.9 million at the close of 2005. The cement backlog at the close of 2006 at our Indian subsidiary also increased dramatically over the corresponding period last year, from $54.9 million in 2005 to $124.6 million at the close of 2006.
COAL AND MINERALS
Coal and minerals business revenues in 2006 were $67.3 million, a 91% increase over the $35.2 million recorded in 2005.
COAL AND MINERALS ORDER INTAKE
Long-term order intake and backlog trends show the strength of this market. KHD’s current fourth quarter order intake for the Coal and Minerals Business Unit was $13.6 million in 2006. While this is significantly less than the order intake for the corresponding period of 2005, which was $34 million, we consider the 2005 figure anomalous, as an exceptionally large order for a dormant equipment line was received in Q4 2005. The Q4 2006 order intake runs approximately 50% above the average for the prior six quarters. Full-year order intake in 2006 for coal and minerals is $52.1 million. Though this was almost 38% below the exceptional 2005 total, it was almost 80% above 2004’s level.
COAL AND MINERALS BACKLOG
With the extraordinary order intake in 2005, KHD’s backlog for the Coal and Minerals Business Unit at the close of 2005 was $53.0 million. While this declined to $40.7 million at the close of 2006, we view this in historical perspective: the backlog at the close of 2004 was only $16.2 million. With the expanded scope of supply in India achieved through strategic alliances, we look forward to a more consistent growth trend.
PERFORMANCE REPORT CARD
Evaluating the performance element of our strategy is much more objective, as it is primarily numbers. From the standpoint of performance, I would have to say 2006 was a pretty good year.
     Revenues increased by 19%; order intake increased by 55%; backlog increased by 71%; EBT increased by 47%; and we exceeded our initial guidance for 2006 EBT by 29%.
     The backlog is fairly diverse from a geographical perspective, with no one region accounting for as much as 35% of the total. Our project scopes are pretty much in line with our fields of expertise, i.e., engineering and

 10
LETTER TO SHAREHOLDERS

equipment supply as opposed to full turnkey installation. Our CEO has systems and people in place to focus on margin improvement, risk management, and making sure we have sufficient financial resources available to support our programs.
As I said in the discussion of our transition efforts, one
obvious weakness that has yet to be resolved is the dependence of our performance on the cement industry. As long as the trends of expanding demand and capacity requirements continue, the impact of this vulnerability may not be reflected in our performance, but we must take steps now to be prepared for downturns in this market.

 11
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
COMMUNICATIONS
The third element of our strategy to improve shareholder value is communications. If, after reading this long letter, you understand more about the company than you did before you started reading, then we are on the right track!
     The company needs to communicate its status and plans to its shareholders, potential shareholders, and the financial community at large. This is not rocket science, and there are only so many ways to get the message out: in our regulatory filings, in press releases, through investor conference calls, through road shows, through our web site, and of course in the form of published guidance.
     Beginning with our end of year filing for 2005, and throughout 2006, we have made a sincere attempt to change the content of our filings so they are much more informative. I know this is working because shareholders tell me. We published guidance on sales and EBT with the issuance of our Q1 results. We started quarterly investor conference calls with the release of our Q2 2006 results and will continue to do this each quarter. We made a trip to New York City and Boston this past fall to give members of those investment communities an opportunity to meet management and hear our plans. Feedback was good and constructive; we need to do more of these events, and we will. We try to keep within the fabric of the rules regarding press releases, and limit them to material events that shareholders should know about promptly. Finally, beginning with the filing of our first quarter 2007 results, our financials will be presented in US dollars without the conversion step from Canadian dollars.
COMMUNICATIONS REPORT CARD
From a communications standpoint, while I would say 2006 was a breakout year, we recognize that we need to communicate more, and we need to improve our communications skills.

 12
LETTER TO SHAREHOLDERS

Coal and mineral processing — BATAC jig
 13
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
REVIEW OF PROGRESS IN ENHANCING
SHAREHOLDER VALUE
Our stated objective was to enhance shareholder value by achieving the attractive multiples of our peer group. The table below shows how we finished at the close of the year relative to our peer group.
     On the tax issue, our 2006 after-tax earnings reflect a 16% tax cost of almost $7.2 million. It is important to understand that this is an accounting effect and that actual cash taxes paid were less than $768,000.
     Once you have had an opportunity to review our financial statements for 2006, you will note that we allocated a portion of our profits to our minority shareholder in our German subsidiary. It is not inconsequential; in 2006 it was just over $6.4 million, or $0.42 per share. If you have been a shareholder for the past few years, you will understand this primarily represents the interests of Sasamat Capital Corporation. We currently own approximately 59% of the outstanding common shares of Sasamat, which in turn owns about 31% of KHD’s German operations.
     In March, 2007, we entered into an agreement with Sasamat providing for the acquisition by us of all of their outstanding common shares. Upon completion, Sasamat will become a wholly-owned subsidiary of our company. In the proposed arrangement, shareholders of
Sasamat will exchange their common shares for our common shares on the basis of 0.111 of our common shares for each common share of Sasamat, subject to adjustment based upon any change greater than 2% in the value of our common shares that may have occurred as of the last trading day prior to the effective date of the arrangement.
     Finally, while we are on the communications topic, there’s the Hong Kong Stock Exchange listing which I had mentioned several times over the course of 2006. While applying for a listing on this increasingly popular exchange is an arduous and expensive process in its own right, KHD being a NASDAQ-listed Canadian company really made this a ground-breaking, pioneering effort on our part. We managed to meet the requirements, at which time we were told the listing cost would amount to approximately $2 million. We decided to pass because in our opinion the value was simply not there.
     We still sincerely believed it was in our shareholders’ best interest to improve our visibility to the financial markets and attract coverage. In March 2007 we initiated discussions with the New York Stock Exchange to explore the possibility of a listing for our company. The NYSE

PEER GROUP
Company comparison	Andritz AG	FLSmidth & Co.	China Sinoma Int’l	KHD Humboldt Wedag
			Engineering Co. Ltd.	International Ltd.

FOR THE YEAR ENDED	31.12.2006	31.12.2006	30.09.2006	31.12.2006

Shares outstanding	13,000,000	53,200,000	168,000,000	14,733,191
Shareholders’ equity (’000 US$)	546,903	564,697	97,789	274,937
Revenues (’000 US$)	3,574,889	2,177,939	621,635	393,499
Net income (’000 US$)	160,101	200,262	9,183	31,832
Market capitalization(1) (’000 US$)	3,008,730	3,474,556	835,019	567,670
Working capital (’000 US$)	533,273	428,122	49,059	169,017
Book value per share (US$)	42.07	10.61	0.58	18.55
Price / Book value per share(1)	5.50	6.15	8.54	2.08
Price / EPS(1) diluted (ttm)	18.67	17.20	68.01	18.35
(1) Market share values as of March 19, 2007
Note: FLSmidth numbers are only published on a million basis, thus ratios can slightly vary in comparison to the published accounts.
 14
LETTER TO SHAREHOLDERS

discussions have gone very well and management believes there is significant potential value in pursuing the listing. In March, our Board passed a resolution authorizing us to formally apply for a listing on the NYSE.
     Frankly, I am pleased with the progress we made in 2006 towards our objective of enhanced shareholder value. A prudent value manager prefers steady, sustainable progress as opposed to spikes and pullbacks where improved value is often only fleeting.
THE PLAN FOR 2007
We enter 2007 with an order backlog of $603.2 million. Our operating managers must focus on fulfilling our responsibilities to our customers in the most cost-effective and timely manner. Our sales and marketing agency must aggressively pursue market opportunities so that the organic growth trend established over the last few years continues. We have issued guidance forecasting 2007 sales and earnings before taxes based on our capable staff around the world continuing to do their jobs effectively.
     We must consider 2007 as a year where we establish a solid foundation for sustainable growth. We must consider where the work is coming from and how well positioned we are to take advantage of the exciting market dynamics. Russia, India and Eastern Europe accounted for almost 60% of our order intake in 2006. Independent market surveys project these markets will continue expanding for a number of years. To continue building on our foothold in these regions, we must expand our local presence. To avoid losing market share in other regions of the world to emerging competitors, particularly the Chinese, will require the best technology, to become even more price competitive, and to be teamed with companies with strong turnkey skills. We have considered these factors in developing our plan for 2007.
     We are extremely pleased to report that in March of 2007 we reached an exclusive cooperation agreement with CITIC Heavy Machinery Company Ltd. (“CITIC HMC”) to jointly offer their engineering, manufacturing and sale of plant equipment and services to the global cement industry.
     CITIC HMC is a subsidiary of CITIC Group, one of China’s largest profitable companies with annual revenues in excess of $11 billion and over 50,000 employees. CITIC HMC is the largest mining machinery manufacturer and one of the largest heavy machinery manufacturers in China specializing in cement, mining, metallurgical process, power generation and environmental equipment. Engineering and design capabilities are provided by its Mine Mechanical Engineering Design and Research Institute of Luoyang. To obtain further information on CITIC HMC, please visit their website at http://citichmc.com
     The agreement serves as a way for both partners to efficiently implement a number of strategic goals. CITIC HMC had a strategic focus to expand the international market for their services. KHD had a strategic focus to gain access to both the expanding domestic Chinese cement market and a low-cost manufacturing platform for equipment and services.
     The timely, effective alternatives available for implementing these strategies included either acquisitions or exclusive cooperation partnerships. Current premiums associated with acquisition are now imprudent; this venture is an alternative for expanding sales and profits into under-penetrated markets, as well as increasing new lines of equipment and services we can now offer world-wide.
     Under the agreement, we will combine our cement businesses to better deliver their collective design, development, manufacturing service and process technologies to the global market on a best value basis. We will also jointly offer turnkey cement plant systems for capacity increases and operational enhancements, joint development of new and enhanced equipment designs, and will possibly expand the cooperation to other industrial markets such as coal and minerals industries.

 15
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CITIC HMC will provide its products and services exclusively to KHD on projects outside China. In return, CITIC HMC will provide, on an exclusive basis, KHD services and products on cement projects inside China.
     Under a manufacturing agreement, CITIC HMC will manufacture KHD products for use by KHD, and KHD will grant a license to CITIC HMC for manufacturing of KHD products for use by CITIC on their projects. Subject to availability, both KHD and CITIC HMC agreed to provide each other with engineering and design support. Both KHD and CITIC HMC have granted each other a right of first refusal to participate in turnkey contracts on an international basis.
     The agreement also covers joint research and development projects as well as the formation of a jointly held operating company.
     As I mentioned earlier, our global engineering center in India will be established by the close of 2007’s second quarter. Our fabrication facility in Farabad, which initiated operations in late 2006, will go into full production, and we will continue our staff expansion and training programs.
All of our subsidiaries world-wide will have access to these low-cost engineering and fabrication platforms.
RUSSIA AND EASTERN EUROPE
Our Moscow representative office was established in 1991. We acquired 100% of ZAB Industrietechnik und Service GmbH (ZABIS), in Dessau, Germany in 1993. Prior to that time, ZABIS was the leading supplier of cement plant technology to Eastern European countries. This engineering capacity is now key to KHD’s efforts in Russia and other CIS states, given the pre-unification links these engineers have with the Russian design institutes. As a result of strong demand in the region, KHD’s engineering revenues from ZABIS have grown from $22.2 million in 2005 to $57.5 million in 2006. Order intake increased from $26.4 million in 2005 to $74.0 million in 2006.
     During the second quarter of 2005, we completed negotiations to establish a new 50-50 joint venture company with KHD’s long-standing Russian representative Rusoprom to enhance its position in this growing market. This arrangement allows KHD to engage local design institutes directly for the completion of detailed design and fabrication drawings, and also to contract for the local production of components.
     We have been developing our foothold in the Russian, CIS and Eastern European markets since 1991, and the fruits of these efforts are obvious in the rapid growth of our business in the region. We are ahead of our competition in this market and in 2007 we must “cement” our leadership position. Jim Busche has made this effort one of his highest priorities for 2007. He has assigned responsibility for this effort to one of our most senior executives.
     In early 2007, KHD will close the acquisition of a small engineering company in Novosibirsk. The engineering bureau is strategically important to our expansion plans in Russia, as it possesses relevant licenses and permits for engineering activities.

 16
LETTER TO SHAREHOLDERS

Furthermore, KHD’s office in Moscow is being expanded and will be responsible for sales, procurement, inspection and related activities in the region. Altogether KHD has 15 employees in Russia and plans to further expand its staff to around 35 to 50 by the end of 2007.
     With the completion of the current expansion stage, KHD’s activities in Russia will be structured as follows:
■	KHD Germany will deliver basic engineering and key supply.

■	The Novosibirsk engineering office will provide detailed engineering and adjustments to Russian requirements.

■	The Moscow office will be responsible for sales, procurement, inspection and other related services.

■	Local partner companies will produce the equipment.
We will all be watching the progress of this most important initiative with interest over the coming quarters.
In closing, I can say 2006 was a year marked with reasonable financial results, continued progress on many fronts, but insufficient progress on others. I am not satisfied with 2006 and while our outlook for 2007 is promising, there are some projects that simply must show more progress.
     We must continue to focus on our globalization effort and show some positive benefits from our established low-cost platforms and global procurement initiative.
     We must continue to find strategic partners under appropriate terms to improve our access to low-cost platforms. We need to develop additional alliances or partnerships that will help us deal with the trends in some parts of the world toward turnkey projects. In the first quarter of 2007 we came to terms with a great Chinese partner, CITIC HMC; we must now show results.
     Most importantly, we have to reduce our dependence on the cement industry.
     We will continue to monitor and take appropriate actions to make our strategy as effective as it can be, ensuring that it reflects and supports our commitment to enhancing shareholder value.
Respectfully submitted,
Michael J. Smith
Chairman of the Board

 17
LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
FORM 20-F

PART I

This annual report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors”, that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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

The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2006. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our company’s financial information. For a description of the differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, see Note 22 to our company’s consolidated financial statements included in this annual report. The information in the table was extracted from the detailed consolidated financial statements and related notes included elsewhere in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian dollars — Calculated in accordance with Canadian GAAP)
(in thousands, other than per share amounts)

Fiscal Years Ended December 31

	2006	2005(1)	2004(1)		2003(1)		2002(1)

Revenues	$458,544	$384,050	$187,438		$—		$—
Operating income (loss)	42,937	31,158	15,133		(2,069)		(1,803)
Income (loss) from continuing operations	37,093	27,759	12,775		1,723		(1,572)
Income (loss) from discontinued operations	(1,620)	6,438	24,176		47,393		52,327
Income (loss) from continuing operations per share
Basic	2.46	2.04	0.94		0.13		(0.12)
Diluted	2.44	2.03	0.94	(1)	0.13	(1)	(0.12	)(1)
Income (loss) from discontinued operations per share
Basic	(0.11)	0.47	1.79		3.63		4.05
Diluted	(0.11)	0.47	1.79	(1)	3.63	(1)	4.05	(1)
Net income	35,473	34,197	36,951		49,116		50,755
Net income per share
Basic	2.35	2.51	2.73		3.76		3.93
Diluted	2.33	2.50	2.73	(1)	3.76	(1)	3.93	(1)
Total assets	748,032	609,831	603,699		404,577		446,574
Net assets	344,644	305,872	298,731		223,273		291,041
Long-term debt, less current portion	16,048	5,968	8,019		16,340		21,509
Shareholders’ equity	318,464	284,783	269,421		218,447		285,290
Capital stock, net of treasury stock	63,988	72,847	71,512		61,891		70,269
Weighted average common stock outstanding, diluted (in thousands of shares)	15,208	13,755	13,520		13,055		12,931

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to the discussion in Note 3 to our consolidated financial statements included in this annual report. In 2006, we reported discontinued operations and, accordingly, we reclassified all years presented to give effect to the comparative presentation of those discontinued operations. We use income before discontinued operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year presented. Because we are reclassifying prior years’ financial statements for the presentation of discontinued operations, diluted earnings per share may not be consistent with that which was originally presented.

Selected Financial Data
(Stated in Canadian dollars — Calculated in accordance with U.S. GAAP)
(in thousands, other than per share amounts)

Fiscal Years Ended December 31

	2006	2005(1)	2004(1)		2003(1)		2002(1)

Revenues	$458,544	$384,050	$187,438		$—		$—
Operating income (loss)	42,937	31,158	15,133		(2,069)		(1,803)
Income (loss) from continuing operations	31,593	27,734	12,797		1,723		(1,572)
Income (loss) from discontinued operations	(1,620)	(2,420)	24,176		47,393		52,327
Income (loss) from continuing operations per share
Basic	2.10	2.04	0.95		0.13		(0.12)
Diluted	2.08	2.03	0.95	(1)	0.13		(0.12	)(1)
Income (loss) from discontinued operations per share
Basic	(0.11)	(0.18)	1.79		3.63		4.05
Diluted	(0.11)	(0.18)	1.79	(1)	3.63	(1)	4.05	(1)
Net income	29,973	25,314	36,973		49,116		50,755
Net income per share
Basic	1.99	1.86	2.74		3.76		3.93
Diluted	1.97	1.85	2.74	(1)	3.76	(1)	3.93	(1)
Total assets	748,032	610,250	604,243		401,235		445,342
Net assets	336,294	295,338	297,581		218,401		289,809
Long-term debt, less current portion	16,048	6,092	8,143		16,340		21,509
Shareholders’ equity	310,114	274,249	268,271		213,575		284,058
Capital stock, net of treasury stock	63,941	72,847	71,512		61,891		70,269
Weighted average common stock outstanding, diluted (in thousands of shares)	15,208	13,755	13,520		13,055		12,931

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to the discussion in Note 3 to our consolidated financial statements included in this annual report. In 2006, we reported discontinued operations and, accordingly, we reclassified all years presented to give effect to the comparative presentation of those discontinued operations. We use income before discontinued operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year presented. Because we are reclassifying prior years’ financial statements for the presentation of discontinued operations, diluted earnings per share may not be consistent with that which was originally presented.

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States generally accepted accounting principles is included in Note 22 to the audited consolidated financial statements included in this annual report. Significant differences include accounting for available for sale securities, an allocation of fair value between debt and equity components upon issuance of convertible debt, and stock-based compensation expenses.

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

	Years Ended December 31,
	2006	2005	2004	2003	2002

End of period	0.8582	0.8577	0.8310	0.7738	0.6329
High for period	0.9100	0.8751	0.8493	0.7738	0.6619
Low for period	0.8528	0.7853	0.7177	0.6349	0.6200
Average for period	0.8822	0.8254	0.7682	0.7138	0.6368

The following table sets out the high and low exchange rates, based on the noon buying rate in New York City for the conversion of Canadian dollars into U.S. dollars, for the following periods:

	High	Low

2006
September	0.9047	0.8871
October	0.8965	0.8783
November	0.8872	0.8715
December	0.8759	0.8581
2007
January	0.8586	0.8457
February	0.8631	0.8437
March 1 to March 15	0.8557	0.8467

On March 16, 2007, the noon buying rate in New York City for the conversion of Canadian dollars into U.S. dollars was $0.8506 per Canadian dollar.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

During our year ended December 31, 2006, we primarily operated one business segment consisting of an industrial plant engineering and equipment supply business. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary or our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. Consequently, with the exception of certain financial services and merchant banking activities carried on by MFC Merchant Bank and our royalty interest in an iron ore mine, we ceased to operate the financial services and merchant banking business segment as of January 31, 2006. Consequently, with the exception of our indirect royalty interest in an iron ore mine, our risk factors in this annual report relate solely to our business as an industrial plant engineering and equipment supply company.

Risk Factors Relating to Our Industrial Plant Engineering and Equipment Supply Business

A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.

The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We may not be able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

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

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.

Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.

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

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in Canadian currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.

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

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidentiality or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

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

We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March 1980, under the Business Corporations Act (Yukon) in August 1996 and under the Business Corporations Act (British Columbia) in November 2004. Our name was changed from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” on October 28, 2005. Our executive office is located at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

B.	Business Overview

During our year ended December 31, 2006, we primarily operated one business segment consisting of an industrial plant engineering and equipment supply business. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary or our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. Consequently, with the exception of certain financial services and merchant banking activities carried on by MFC Merchant Bank and our royalty interest in an iron ore mine, we ceased to operate the financial services and merchant banking business segment as of January 31, 2006. During the year, we consolidated our procurement, sales and marketing and administrative functions to our head office in Hong Kong, China.

For more information on Mass Financial and the distribution, please see the information statement dated December 30, 2005 as revised pursuant to an errata sheet filed on EDGAR (www.sec.gov) with the Securities and Exchange Commission on a Form 6-K on January 25, 2006.

We held an indirect royalty interest through our ownership of preferred shares in Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a Purchase and Sale Agreement entered into with 0764509 B.C. Ltd. and another party. Cade Struktur sold to 0764509 B.C. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by the Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with a lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush iron ore mine for an aggregate purchase price of $59.8 million. 0764509 B.C. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable non-voting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. On September 11, 2006, we entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, we acquired all of the issued and outstanding common shares of Cade Struktur through the amalgamation of Cade Struktur and 39858 Yukon Inc. As a result, Cade Struktur became a wholly owned subsidiary. We consolidated 0764509 B.C. as 0764509 B.C. is a variable interest entity and Cade Struktur is its primary beneficiary.

Effective December 28, 2006, we amalgamated with 39858 Yukon with our company as the continuing corporation. As a result, we continue to hold an indirect royalty interest in the Wabush iron ore mine. See “Property, Plant and Equipment — Royalty Interest — Wabush Iron Ore Mine”.

In November 2006, we disposed of our interest in MFC Merchant Bank to Mass Financial.

Consequently, we currently operate as an industrial plant engineering and equipment supply company and have a royalty interest in the Wabush iron ore mine.

During fiscal year 2006, we focused on our industrial plant engineering and equipment supply business for the cement, coal and minerals processing industries and maintaining leadership in supplying technologies, equipment and engineering services for cement, coal and minerals processing, as well as designing and building plants that produce clinker, cement, clean coal and minerals, such as copper, gold and diamonds.

At the conclusion of 2006, we employed in excess of 1,000 people, and our operations were primarily conducted in Asia, Europe and the Americas. The following is a summary of the revenues from providing industrial plant engineering and equipment supply business to the cement, coal and mineral industries, by geographic region of the subsidiary in which revenues were recorded for the three most recently completed fiscal years:

	2006	2005(1)	2004(1)
	(In thousands)

Europe	$121,846	$88,539	$40,297
Canada	—	29	—
Americas	79,152	27,601	40,628
Asia	229,387	243,233	96,503
Africa	20,712	10,267	10,010
Other	7,447	14,381	—

Total	$458,544	$384,050	$187,438

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our consolidated financial statements included in this annual report.

Description Of Our Industrial Plant Engineering And Equipment Supply Business

Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply complete and partial plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. We design and provide equipment that produce clinker, cement, clean coal, and minerals such as copper and precious metals. We offer detail engineering, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment. The scope of services also includes feasibility studies, raw material testing, financing concepts, erection and commissioning, personnel training, and pre and post sales services. Headquartered in Hong Kong, China, we have in excess of 1,000 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

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

We are a reliable partner to the cement producing industry and the mineral processing industry by supplying advanced plants and equipment, by realizing modernization and capacity increases for plants or plant sections and by providing a spare parts service and post sales service. We also carry out the complete spectrum of inspection, reconditioning, maintenance and consulting for all machinery, plant and equipment.

Business Activities — Cement

Over the past five years, we have focused on our core strengths of design, engineering, manufacturing, erection and commissioning of plants world wide. Except for certain specialty machines, we have either purchased equipment locally or outsourced equipment fabrication to our specifications at facilities in the project’s host country, under terms similar or more stringent than those imposed by our customers.

Specific services that we provide include plant design (i.e. arrangement and layout), equipment design and development, engineering services (i.e. process, electrical and mechanical) and automation services. In the erection and commissioning phases, we ensure that production lines or portions of plants function as specified and we will also train customer personnel on site. While we maintain minimum manufacturing capacity in Cologne, Germany for production of specialized grinding equipment, as well as some critical spare parts and testing, the manufacturing of most products is increasingly outsourced (according to our specifications) to lower cost platforms and project host countries. Our strategic plan calls for expansion of manufacturing capacities in the low cost countries. In late 2006, we initiated the operation of a fabrication facility in Farabad, India.

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

We provide our coal customers with machines and complete plants for coal separation. Further, we offer machines and plant components for the beneficiation of ore and minerals with a special focus on crushing, grinding and separation. Customers include coal preparation plants, power stations and mines for coal, iron ore, and precious and semi-precious minerals.

We also produce chemicals used in processes whereby materials are sorted by flotation. Our products are designed for specific applications in coal and ore flotation, as well as waste water preparation. We supply coal flotation reagents world-wide.

Recent Developments

On March 29, 2007, we entered into an Arrangement Agreement with Sasamat Capital Corporation providing for the acquisition by us of all of the outstanding common shares of Sasamat. If the acquisition is completed, Sasamat will become a wholly-owned subsidiary of our company. We currently own approximately 59% of the outstanding common shares of Sasamat. In the proposed arrangement, shareholders of Sasamat will exchange their common shares of Sasamat for our common shares on the basis of 0.111 of our common shares for each common share of Sasamat, subject to adjustment based upon any change greater than 2% in the value of our common shares that may have occurred as of the last trading day prior to the effective date of the arrangement.

In March 2007, we entered into an Arrangement Agreement with SWA Reit Ltd., whereby, in the proposed arrangement, we agreed to transfer real estate assets which we hold for development and sale to Altmark Real Estate Investment Trust Ltd., a wholly-owned subsidiary, to transfer Altmark Real Estate Investment Trust to SWA Reit Ltd. and then to distribute 90% of the common shares of SWA Reit Ltd. to all of our shareholders. The real estate assets are not complimentary to the industrial plant engineering and equipment supply business. The proposed distribution will not change the economic interests of our shareholders in the assets of our company.

Expanding Low Cost Platforms

We contemplate that India is the platform through which the majority of increased capacity requirements will be met. Over the past twelve months staff has increased by 46% from 309 to 452. In China, we have transitioned from a representative office to an operating company. As a result, we now have the ability to provide engineering and service staff and contract directly in China. Other subsidiaries have direct access to these low cost alternatives.

Global Risk Control

In 2005, we developed a new, modern, formal and extensive global risk management program. New procedures were developed and formalized with the assistance of external consultants and we initiated a professional recruitment effort to identify and hire an experienced manager. In March, 2006, we appointed a Vienna based global head of risk.

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

To enhance our ability to capitalize on this expanding market, we have established a joint venture with Rusoprom Interregional Joint Stock Company. Through the joint venture’s operating company, we will be able to directly contract in Russia for detail design and fabrication of our industrial plant equipment. We will also be able to explore potential acquisitions for low cost platforms in engineering and manufacturing capacity in Russia.

Research and Development

Our research and development is orientated to the clients’ requirements and is done by a team of specialized engineers in various disciplines, supported by testing and analysis facilities with wide-ranging capabilities and organized by application of efficient project-management. We focus on equipment and processes for the manufacture of cement and the beneficiation of coal, iron ore, precious and semi-precious materials. Our research and development activities aim to achieve energy reduction, technical and economical optimization of machines and plants for crushing, grinding and beneficiation, considering the demands set for environmental protection and sustainability.

We operate four pilot plants in Europe, Asia and Australia for demonstration and testing purposes. On occasion, these plants are leased to industry groups for independent testing programs. Recent research activities already acknowledged in the public domain include a new clinker cooler, a compact mill and waste fuel reactors. Other current proprietary research activities are addressing grinding surface materials and designs, expert systems, and burners. In total, we currently hold more than 305 patents and 159 trademarks.

The research and development program focuses on technological options to reduce carbon dioxide (CO2) emission from industrial production processes. These accrue mainly as exhaust gas contained gaseous carbon dioxide (CO2) and as attributable carbon dioxide (CO2) contribution from the consumption of electrical energy.

The target industrial sectors are cement production and mineral processing, however, the technologies to be developed may also be applied in other high energy consuming production processes.

The approach to reduce gaseous carbon dioxide (CO2) emissions from industrial combustion processes focuses on new means to utilize waste and specifically biomass-derived fuels. New processes to capture gaseous carbon dioxide (CO2) from flue gases are to be investigated and eventually developed.

The approach to reduce the consumption of electrical energy focuses on the application of high-pressure comminution technologies to substitute relatively inefficient conventional crushing and grinding processes presently used in the cement and minerals industry.

Additionally, the new technologies should be controlled by efficiency-boosting automation concepts, which will also be developed under the research and development program.

A total budget of approximately U.S.$9.5 million will be allocated to the program on a time frame of approximately two to three years. The first phase of the program deals with the identification of the most promising approaches to materialize the best techno-commercial solutions. In later phases these favourites shall be developed into prototypes to undergo mandatory testing.

The work will be executed by internationally renowned research and development capacities, mostly in Great Britain and Canada. The management and content related guidance will be provided by our company.

Order Intake and Backlog

For easy comparison on the trend without the foreign exchange effect, € amounts in this section have been translated into U.S.$ at 1.3196 being the exchange rate at December 31, 2006.

Order intake for the year 2006 was U.S.$676.8 million compared to U.S.$439.4 million for the fiscal year 2005. Order backlog at the end of fiscal year 2005 stood at U.S.$355.0 million and increased to U.S.$603.1 million at the end of fiscal year 2006.

Through the end of this year, as compared to this same point in time in 2005, order intake in Asia has increased from $148.3 million to $204.0 million, in the Americas from $68.1 million to $156.1 million and in the Middle East it decreased from $121.8 million to $55.2 million. The geographic breakdown of order intake for the year ended December 31, 2006 consists of 30% from Asia, 23% from North America, 8% from the Middle East and the balance primarily from Russia and Eastern Europe.

Order intake is defined as the total of all orders which are received during the respective period, while order backlog is defined as the amount of orders received but not yet fulfilled.

Industry Description

There was an increase in demand for new cement capacity as cement consumption is increasing primarily due to population growth and infrastructure expansion. The global market for new cement production capacity is very cyclical and has experienced a high level of activity in the past two or three years. There were larger investments being made in Asia, the Americas and the Middle East, particularly in China and India.

Competition

There are major competitors in the industrial plant engineering and equipment supply business. Those competitors include: FLSmidth & Co. A/S, Polysius AG, Sinoma International Engineering Company Ltd., Claudius Peters Group GmbH, Loesche GmbH and Grüber Pfeiffer AG. All of these companies are international companies with significant resources, capital and access to information.

Our competitors in the cement industry can be segmented into two different types of companies:

•	complete line competitors which are companies providing either a similar, or even broader range of equipment services to the cement industry; and

•	part line competitors which are companies focusing on a smaller range of equipment and technologies.

The market for cement equipment is dominated by three globally active, complete line suppliers. These are the FLSmidth & Co. A/S, Polysius AG and Sinoma International Engineering Company Ltd.

In the cement business, we principally compete with three part-line suppliers: Claudius Peters Group GmbH, which focuses on clinker cooling, and Loesche GmbH and Grüber Pfeiffer AG, which focuses on raw and finished materials grinding.

We conducted our business in 2006 in a global environment that was highly competitive and unpredictable. For more information, see “Item 3. Key Information — Risk Factors”.

Sales and Distribution Channels

While we provide services throughout the world through our subsidiaries and representative offices, sales and marketing efforts are developed and coordinated from our sales and marketing agency in Hong Kong. In general, decisions by clients to increase production capacities, either through the addition of new lines or through the expansion of existing facilities, are the result of an extensive formal planning process. Consequently, any opportunity is well known and anticipated by us and our competitors. However, opportunities in the after-sales markets are identified by diligent and constant interaction with operating plant mangers.

Our sales and after-sales staff currently numbers more than 50 professionals, and is organized by regions of the world. Each region has a senior key account manager who is supported by local sales staff in the subsidiaries and representative offices. The sales efforts are technical in nature, and consequently the staff consists of senior experienced engineers.

Proper preparation of a proposal is a major effort, and in the case of a new plant, can represent an investment of between €100,000 and €200,000. The customer usually starts by providing a sample of the raw material to be processed, as well as specifications for production capacity, energy requirements, emission limits, product quality, etc. We must analyze the sample, complete preliminary engineering to a sufficient extent so that the major components can be sized, prepare arrangement plans, and in the case of expansions, develop connection details, shutdown requirements, etc. Consequently, the decision to bid is strategic and must be made considering other opportunities available at the time, commitment load by geographic region, country risk, history with the customer (e.g. have they purchased our or our competitor’s lines in the past), bonding capacities, financing availability, etc. This strategic decision is made by an executive committee. Once the decision is taken and before the bid is offered to the customer, the key account manager must present it to an executive committee for authorization.

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

Description of Our Royalty Interest and Financial Services and Merchant Banking Business

We held an indirect royalty interest through our ownership of preferred shares in Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a Purchase and Sale Agreement entered into with 0764509 B.C. and another party. Cade Struktur sold to 0764509 B.C. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by the Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with a lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush iron ore mine for an aggregate purchase price of $59.8 million. 0764509 B.C. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable non-voting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. On September 11, 2006, we entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, we acquired all of the issued and outstanding common shares of Cade Struktur through the amalgamation of Cade Struktur and 39858 Yukon Inc. As a result, Cade Struktur became a wholly owned subsidiary. We consolidated 0764509 B.C. as 0764509 B.C. is a variable interest entity and Cade Struktur is its primary beneficiary.

Effective December 28, 2006, we amalgamated with 39858 Yukon with our company as the continuing corporation. As a result, we continue to indirectly participate in a royalty interest in the Wabush iron ore mine. See “Property, Plant and Equipment — Royalty Interest — Wabush Iron Ore Mine”.

Discontinued Operations — Financial Services and Merchant Banking Business

Until November 2006, MFC Merchant Bank, a licensed full-service Swiss bank and former wholly-owned subsidiary of our company, offered banking, finance and advisory services. Our banking operations were subject to various Swiss regulatory requirements, including capital requirements administered by the Swiss Federal Banking Commission.

In November 2006, we completed the disposition of our equity interest in MFC Merchant Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Merchant Bank as of September 30, 2006 of $77.9 million and comprised cash of $38.8 million ($31.1 million paid in November 2006 and $7.7 million to be paid on or before the day which is the earlier of 30 calendar days after (i) the date on which the triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of $8.0 million due November 2007 bearing interest at 5% per annum and 790,000 of our common shares valued at initial share value of $31.1 million. The wholly-owned subsidiary of Mass Financial has a put option to sell 9.9% common shares in MFC Merchant Bank to us for $7.7 million on the payment date. MFC Merchant Bank is a Switzerland-based bank and its business is subject to the supervision of the banking commission in Switzerland.

Mass Financial has agreed to provide management services in connection with the review, supervision and monitoring of our royalty interest in the Wabush iron ore mine in consideration of 8% of the net royalty income.

Consequently, we currently operate as an industrial plant engineering and equipment supply business and have a royalty interest in the Wabush iron ore mine. During the year, we consolidated our procurement, sales and marketing and administrative functions to our head office in Hong Kong, China.

C.	Organizational Structure

As at March 15, 2007, our significant wholly-owned direct and indirect subsidiaries are as follows:

Jurisdiction of
Incorporation or
Name of Wholly-Owned Subsidiary	Organization

Robabond Holding AG	Switzerland
MFC Commodities AG	Switzerland
KHD Humboldt Wedag International Holdings GmbH	Austria
Humboldt Wedag Inc.	USA
Humboldt Wedag India Ltd.	India
Humboldt Wedag Australia Pty Ltd.	Australia
EKOF Flotation GmbH	Germany
KHD Humboldt Wedag (Shanghai) International Industries Limited	China
New Image Investment Company Limited	USA
Inverness Enterprises Ltd.	Canada
32565 Yukon Inc.	Canada
KHD Humboldt Wedag (Cyprus) Limited	Cyprus

As at March 15, 2007, our significant non-wholly-owned subsidiaries are as follows:

	Jurisdiction of		Our
	Incorporation or	Owner	Beneficial
Name of Non-Wholly-Owned Subsidiary	Organization	of Interests	Shareholding

Sasamat Capital Corporation	Canada	KHD Humboldt Wedag International Ltd.	58.7	%(1)
KHD Humboldt Wedag International (Deutschland) AG	Germany	KHD Humboldt Wedag International Ltd.	84.2	%(1)
KHD Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	84.2%
Humboldt Wedag Coal & Minerals GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	84.2%
KHD S.A.	Switzerland	KHD Humboldt Wedag International (Deutschland) AG	84.2%
Zementanlagenbau Dessau GmbH	Germany	KHD Humboldt Wedag GmbH	84.2	%(1)
Altmark Industriepark AG	Germany	KHD Humboldt Wedag GmbH	79.8	%(1)
Humboldt Wedag (S.A.) (Pty) Ltd.	South Africa	KHD Humboldt Wedag GmbH	61.9%
ZAB Industrietechnik & Service GmbH	Germany	Zementanlagenbau Dessau GmbH	84.2	%(1)
Tianjin Humboldt Wedag Liyuan
Machinery & Technology Ltd.	China	KHD Humboldt Wedag International Ltd.	70%
KHD Humboldt Wedag (Shanghai) International Industries Limited	China	MFC & KHD International Industries Limited	100	%(1)

(1)	Held by our company and/or our subsidiaries.

D.	Property, Plant and Equipment

Office Space

We lease office space at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong.

Our principal business is the design and engineering of equipment for cement plants around the world. The fabrication of this equipment generally takes place in the area where the project is resident, in order to generate domestic employment activity and minimize costs. We lease space for a equipment repair facility in Cologne, Germany where it also fabricates certain specialized equipment.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2007. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Royalty Interest — Wabush Iron Ore Mine

We participate in a royalty interest which will expire in 2055. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Iron Ore Mine is situated that commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland, Canada. The lease required the payment of royalties to Knoll Lake Minerals of $0.22 per ton on shipments of iron ore from the Wabush iron ore mine. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2006, 2005 and 2004, 4.1 million, 4.9 million and 4.0 million tons of iron ore, respectively, were shipped from the Wabush Iron Ore Mine.

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

Although no assurance as to the future production levels can be provided, since the operator of the Wabush Iron Ore Mine is owned by the joint venture of steel producers, traders, production from the mine has been generally maintained at relatively consistent levels.

In December, 2005, we commenced a lawsuit against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc. claiming that such parties have breached their contractual and fiduciary duties by inaccurately reporting and substantially underpaying the royalties properly due under the lease. We are also claiming reimbursement for the substantial costs that we have incurred in connection with our investigation into such matters. The parties are proceeding to arbitration in connection with the outstanding issues in connection with the substantial underpayment of royalties. The arbitration panel has been selected and the pleadings are closed. The parties are now in the process of document production. It is anticipated that examination for discoveries will proceed in the summer of 2007 and that the arbitration will be ready to be heard by the arbitration panel prior to the end of 2007.

We held an indirect royalty interest in the Wabush iron ore mine through our ownership of preferred shares in Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a Purchase and Sale Agreement entered into with 0764509 B.C. and another party. Cade Struktur sold to 0764509 B.C. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by the Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with the lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush Mine for an aggregate purchase price of $59.8 million. 0764509 B.C. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable non-voting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. The series A preferred shares carry an annual floating rate dividend initially set at 18%, subject to adjustment, and are retractable by the holder at the initial issue price of $1,000 per share. The series B preferred shares carry an annual dividend of 6% and are retractable by the holder at the then current redemption price, which is initially set at one dollar and will be increased by the amount of any reward that becomes payable in connection with the legal proceedings discussed above. In addition, 0764509 B.C. granted to Cade Struktur a licence to market and sell certain blood pressure intellectual property for China, India, Russia, and Korea. On September 11, 2006, we entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, we acquired all of the issued and outstanding common shares of Cade Struktur through the amalgamation of Cade Struktur and 39858 Yukon Inc. As a result, Cade Struktur became a wholly owned subsidiary. Each shareholder of Cade Struktur is entitled to exchange their common shares of Cade Struktur for our common shares on the basis of 0.0029163 common shares of our company for each common share of Cade Struktur. No fractional shares will be issued and cash will be paid in lieu of any fractional shares. Any shareholder of Cade Struktur who would be entitled to receive in the aggregate less than one common share is entitled to receive one whole common share of our company. Prior to October 23, 2006, we transferred all of the common shares and series B preferred shares of Cade Struktur held by it to 39858 Yukon in exchange for common shares of 39858 Yukon and, upon completion of the arrangement, all such shares held by 39858 Yukon were cancelled without any repayment of capital in respect thereof.

Effective December 28, 2006, we amalgamated with 39858 Yukon with our company as the continuing corporation. As a result, we continue to indirectly participate in a royalty interest in the Wabush iron ore mine.

Real estate held for sale

We own 94.8% of Altmark Industriepark AG, which owns approximately 777 acres of land with buildings forming an industrial development area near the City of Arneburg in the State of Sachsen-Anhalt, Germany. The first major project on this site was the construction of a kraft pulp mill which started operations in September 2004, following an investment of approximately €1 billion. In December 2004, Altmark Industriepark sold 74 acres of property to a leading Italian manufacturer of tissue paper for the construction of a hygiene paper plant. We are pursuing several other projects on an ongoing basis that will potentially lead to further real estate sales in industries such as wood processing, bio-energy or logistics. Altmark Industriepark is currently negotiating with a bio-diesel refinery for the sale of 67 acres of land.

We also own 100% of ZAB Zementanlagenbau GmbH, which owns 27 acres of land with buildings in the city of Dessau in the State of Sachsen-Anhalt. In the past, these properties were used as our production facilities to manufacture equipment and are now rented to local manufacturing and service companies. Approximately 90% of the space is under lease.

In March 2007, we entered into an Arrangement Agreement with SWA Reit Ltd., whereby, in the proposed arrangement, we agreed to transfer real estate assets which we hold for development and sale to Altmark Real Estate Investment Trust Ltd., a wholly-owned subsidiary, followed by the transfer of Altmark Real Estate Investment Trust to SWA Reit Ltd. and then to distribute 90% of the common shares of SWA Reit Ltd. to all of our shareholders. SWA Reit Ltd. is a Canadian company which we incorporated to facilitate the arrangement. The real estate assets are not complimentary to the industrial plant engineering and equipment supply business. The proposed distribution will not change the economic interests of our shareholders in the assets of our company.

ITEM 4A	Unresolved Staff Comments

None

ITEM 5	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2006 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included in this annual report were prepared in accordance with Canadian generally accepted accounting principles. For a reconciliation of our consolidated financial statements included in this annual report to United States generally accepted accounting principles, see Note 22 to the consolidated financial statements. We have made certain reclassifications to the prior periods’ consolidated financial statements to conform to the current period’s presentation.

The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period consolidated financial statements have been reclassified to reflect this change. Please refer to Note 3 to our consolidated financial statements included in this annual report.

A.	Operating Results

During our year ended December 31, 2006, we primarily operated one business segment consisting of an industrial plant engineering and equipment supply business.

Our industrial plant engineering and equipment supply business segment focuses on services for the cement, coal and minerals processing industries. We design and build plants and equipment that produce and process clinker, cement, clean coal, and minerals such as copper and precious metals. Headquartered in Hong Kong, we have in excess of 1,000 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

Our financial services segment did focus on merchant banking. We provided specialized banking and corporate finance services and advice internationally. These activities were primarily conducted through our wholly-owned subsidiary, MFC Merchant Bank. We also committed our own capital to promising enterprises and invested and otherwise traded to capture investment opportunities for our own account.

On January 31, 2006, we completed the distribution to our shareholders of the common shares of Mass Financial, our financial services business, into a separate company. We distributed all of the Class A common shares of Mass Financial to our shareholders by way of a stock dividend of a nominal amount. We will continue to hold an investment in the financial services business by way of the Class B preferred shares we hold in Mass Financial. In February 2006, $65.0 million of the preferred shares in Mass Financial were redeemed and the payment was effected by setting off $65.0 million owing to Mass Financial by us under a set-off agreement. Upon completion of all agreements related to the restructuring and distribution, we own 127,866,000 Class B preferred shares in Mass Financial with a carrying value of $127.9 million.

Our board of directors determined that the separation of our financial services business from our industrial plant engineering and equipment supply business would enhance the success of both businesses and maximize shareholder value over the long term by enabling each company to pursue its own focussed strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each business in comparison to other companies within their respective industries.

The Class B preferred shares of Mass Financial, which are issued in series, are non-voting and pay an annual dividend of 4.4367% on December 31 of each year, commencing December 31, 2007. Mass Financial may, at its option and at any time, redeem all or any number of the outstanding Class B preferred shares. Beginning December 31, 2011 and each year thereafter, the holder of Class B preferred shares is entitled to cause Mass Financial to redeem up to that number of Class B preferred shares which have an aggregate redemption amount equal to but not exceeding 6 2/3% of $127.9 million. In the event of liquidation, dissolution or winding up of Mass Financial, the holder of the Class B preferred shares is entitled to receive in preference and priority over the common shares and Class A common shares of Mass Financial, any amount equal to Class B redemption amount plus any declared and unpaid dividends thereon. No class of shares may be created or issued ranking as to capital or dividend prior to or on parity with the Class B preferred shares without the prior approval of holder(s) of the Class B preferred shares.

Pursuant to a loan agreement and a pledge agreement, we had an inter-corporate indebtedness due to Mass Financial of $37.0 million as at December 31, 2006, as evidenced by a promissory note. The promissory note bears interest at 4.4367% per annum, with the first annual payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, we will repay a principal amount of $2.5 million each year, over a 15-year period. Under the pledge agreement, we deposited in pledge with Mass Financial the collateral (our investment in Class B preferred shares in Mass Financial) to be held for the benefit of Mass Financial as continuing security for the due payment of the promissory note.

Under a letter agreement, we and Mass Financial agreed that at any time we repay to Mass Financial any portion of the principal amount of the promissory note, Mass Financial shall redeem not less than $3.34784 Class B preferred shares for every $1 promissory note repaid. We also agreed that at any time Mass Financial redeems or retracts its Class B preferred shares, we shall repay to Mass Financial $0.2987 of the promissory note for every $1 Class B preferred shares redeemed.

Following the distribution of Class A common shares in Mass Financial to our shareholders, Mass Financial agreed to provide certain management services in accordance with the terms of a services agreement entered into by our company and Mass Financial. First, Mass Financial agreed to provide management services in connection with the investment in MFC Merchant Bank in consideration for us paying Mass Financial 15% of the after tax profits of MFC Merchant Bank and a right of first refusal. The right of first refusal granted Mass Financial an option whereby Mass Financial had the right to: (i) purchase MFC Merchant Bank on the same terms as any bona fide offer from a third-party purchaser acceptable to us; or to (ii) assist in the sale, if ever, of MFC Merchant Bank for an additional service fee of 5% of the purchase price. This agreement was terminated in November 2006 when we disposed of our equity position in MFC Merchant Bank to Mass Financial. Prior to the sale of MFC Merchant Bank, there were no fees paid to Mass Financial.

Second, Mass Financial agreed to provide management services to Cade Struktur in connection with the review, supervision and monitoring of the royalty earned by Cade Struktur in connection with our interest in the Wabush iron ore mine. We agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that Cade Struktur receives in connection with the royalty in consideration for the management services. We and Cade Struktur paid Mass Financial total fees of $0.8 million in connection with these services in 2006.

The services agreement provides that the agreement may be terminated at any time if agreed to in writing by both parties. We also have the right to terminate the services agreement at any time upon at least six months prior notice after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.

Pursuant to the terms of the restructuring agreement, we and Mass Financial agreed that all current and outstanding guarantees issued by either of our companies would continue to be in force for a reasonable period of time following the consummation of the distribution of the Class A common shares of Mass Financial. Similarly, both parties agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was only one outstanding guarantee of $1.2 million which has been issued by us on behalf of a 27.8% equity method investee of Mass Financial and this guarantee expired in March 2007.

In November 2006, we completed the disposition of our equity interest in MFC Merchant Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Merchant Bank as of September 30, 2006 of $77.9 million and comprised cash of $38.8 million ($31.1 million paid in November 2006 and $7.7 million to be paid on or before the day which is the earlier of 30 calendar days after (i) the date on which the triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of $8.0 million due November 2007 bearing interest at 5% per annum and 790,000 of our common shares valued at initial share value of $31.1 million. The initial valuation of 790,000 shares of our common stock is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the payment date. The wholly-owned subsidiary of Mass Financial has a put option to sell 9.9% common shares in MFC Merchant Bank to us for $7.7 million on the payment date. MFC Merchant Bank is a Switzerland-based bank and its business is subject to the supervision of the banking commission in Switzerland.

At the time of the disposition of MFC Merchant Bank, MFC Merchant Bank held an approximately 20% equity interest in a non-wholly-owned German subsidiary. It was the intention of both parties that the economic interest in the German subsidiary held by MFC Merchant Bank be retained by us. To achieve this objective, we subscribed for shares in a subsidiary of Mass Financial that track the benefits from this 20% equity position in the German subsidiary. These shares entitle us to retain our commercial and economic interest in and benefits from this 20% equity position in the German subsidiary, net of related costs and taxes. The total consideration for the tracking stock subscription was $10.9 million of which $9.9 million (which was our carrying value) was paid in November and $1.0 million was unpaid as of December 31, 2006 (but paid in February 2007). Under the tracking stock agreement, we are the beneficiary, the stock trading company is the debtor and Mass Financial is the guarantor. Furthermore, we were granted by MFC Merchant Bank the right to acquire common shares in the German subsidiary at fair market value and a right of first refusal in case of a potential sale or other disposal of common shares in the German subsidiary by MFC Merchant Bank. The price payable by us will be offset against the tracking stock participation and therefore will be commercially netted to $nil except for related costs and taxes, if any.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in industrial plant engineering and equipment supply business.

Reclassification as a Result of Discontinued Operations

For reporting purposes, the results of operations of Mass Financial and MFC Merchant Bank have been presented as discontinued operations. Accordingly, prior period consolidated financial statements, including business segment information as disclosed in Note 19 of the audited consolidated financial statements, have been reclassified to reflect this change. Please refer to Note 3 to our consolidated financial statements included in this annual report.

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	December 31,	September 30,	June 30,	March 31,
	2006	2006(1)	2006(1)	2006(1)
	(Canadian dollars in thousands, except per share amounts)

Revenues	$187,171	$108,783	$91,077	$71,513
Gross profit	30,382	16,805	13,986	10,363
Income from continuing operations	14,284	11,499	9,038	2,272
Income from continuing operations, per share
Basic	0.95	0.75	0.59	0.15
Diluted	0.94	0.75	0.59	0.15
Net income	12,514	11,520	8,176	3,263
Net income per share
Basic	0.83	0.75	0.54	0.22
Diluted	0.82	0.75	0.54	0.22

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our consolidated financial statements included in this annual report.

	December 31,	September 30,	June 30,	March 31,
	2005(1)	2005(1)	2005(1)	2005(1)
	(Canadian dollars in thousands, except per share amounts)

Revenues	$124,557	$110,846	$86,595	$62,052
Gross profit	19,060	5,707	17,465	9,526
Income from continuing operations	12,494	5,397	5,296	4,572
Income from continuing operations, per share
Basic	0.92	0.40	0.39	0.34
Diluted	0.91	0.39	0.39	0.34
Net income	5,721	6,008	16,484	5,984
Net income per share
Basic	0.42	0.44	1.21	0.44
Diluted	0.42	0.44	1.20	0.44

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our consolidated financial statements included in this annual report.

Summary of Fiscal 2006

Changes in Financing and Capital Structure

We finished the year with a cash balance of $238.5 million and working capital of $197.4 million. There were no significant share issuances during the year.

Acquisitions and Divestitures

On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. We distributed all of the Class A common shares of Mass Financial to our shareholders by way of a stock dividend of a nominal amount.

We will continue to hold an investment in the financial services business by way of the Class B preferred shares we hold in Mass Financial. In February 2006, 65,000,000 preferred shares in Mass Financial were redeemed and the payment was effected by setting off $65.0 million owing to Mass Financial by us under a set-off agreement. Upon completion of all agreements related to the restructuring and distribution, we own 127,866,000 Class B preferred shares in Mass Financial with a carrying value of $127.9 million.

The Class B preferred shares of Mass Financial, which are issued in series, are non-voting and pay an annual dividend of 4.4367% on December 31 of each year, commencing December 31, 2007. Mass Financial may, at its option and at any time, redeem all or any number of the outstanding Class B preferred shares. Beginning December 31, 2011 and each year thereafter, the holder of Class B preferred shares is entitled to cause Mass Financial to redeem up to that number of Class B preferred shares which have an aggregate redemption amount equal to but not exceeding 6 2/3% of $127.9 million. In the event of liquidation, dissolution or winding up of Mass Financial, the holder of the Class B preferred shares is entitled to receive in preference and priority over the common shares and Class A common shares of Mass Financial, any amount equal to Class B redemption amount plus any declared and unpaid dividends thereon. No class of shares may be created or issued ranking as to capital or dividend prior to or on parity with the Class B preferred shares without the prior approval of holder(s) of the Class B preferred shares.

Pursuant to a loan agreement and a pledge agreement, we had an inter-corporate indebtedness due to Mass Financial of $37.0 million as at December 31, 2006, as evidenced by a promissory note. The promissory note bears interest at 4.4367% per annum, with the first annual payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, we will repay a principal amount of $2.5 million each year, over a 15-year period. Under the pledge agreement, we deposited in pledge with Mass Financial the collateral (our investment in Class B preferred shares in Mass Financial) to be held for the benefit of Mass Financial as continuing security for the due payment of the promissory note.

Under a letter agreement, we and Mass Financial agreed that at any time we repay to Mass Financial any portion of the principal amount of the promissory note, Mass Financial shall redeem not less than $3.34784 Class B preferred shares for every $1 promissory note repaid. We also agreed that at any time Mass Financial redeems or retracts its Class B preferred shares, we shall repay to Mass Financial $0.2987 of the promissory note for every $1 Class B preferred shares redeemed.

Following the distribution of Class A common shares in Mass Financial to our shareholders, Mass Financial agreed to provide certain management services in accordance with the terms of a services agreement entered into by our company and Mass Financial. First, Mass Financial agreed to provide management services in connection with the investment in MFC Merchant Bank in consideration for us paying Mass Financial 15% of the after tax profits of MFC Merchant Bank and a right of first refusal. The right of first refusal granted Mass Financial an option whereby Mass Financial had the right to: (i) purchase MFC Merchant Bank on the same terms as any bona fide offer from a third-party purchaser acceptable to us; or to (ii) assist in the sale, if ever, of MFC Merchant Bank for an additional service fee of 5% of the purchase price. This agreement was terminated in November 2006 when we disposed of our equity position in MFC Merchant Bank to Mass Financial. Prior to the sale of MFC Merchant Bank, there were no fees paid to Mass Financial.

Second, Mass Financial agreed to provide management services in connection with the review, supervision and monitoring of the royalty provided to Cade Struktur in connection with our interest in the Wabush iron ore mine. We agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that Cade Struktur receives in connection with the royalty in consideration for the management services. We and Cade Struktur paid Mass Financial total fees of $0.8 million in connection with these services in 2006.

The services agreement provides that the agreement may be terminated at any time if agreed to in writing by both parties. We also have the right to terminate the services agreement at any time upon at least six months prior notice after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.

Pursuant to the terms of the restructuring agreement, we and Mass Financial agreed that all current and outstanding guarantees issued by either of our companies would continue to be in force for a reasonable period of time following the consummation of the distribution of the Class A common shares of Mass Financial. Similarly, both parties agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was only one outstanding guarantee of $1.2 million which has been issued by us on behalf of a 27.8% equity method investee of Mass Financial and this guarantee expired in March 2007.

In November 2006, we completed the disposition of our equity interest in MFC Merchant Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Merchant Bank as of September 30, 2006 of $77.9 million and comprised cash of $38.8 million ($31.1 million paid in November 2006 and $7.7 million to be paid on or before the day which is the earlier of

30 calendar days after (i) the date on which the triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of $8.0 million due November 2007 bearing interest at 5% per annum and 790,000 of our common shares valued at initial share value of $31.1 million. The initial valuation of 790,000 shares of our common stock is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the payment date. The wholly-owned subsidiary of Mass Financial has a put option to sell 9.9% common shares in MFC Merchant Bank to us for $7.7 million on the payment date. MFC Merchant Bank is a Switzerland-based bank and its business is subject to the supervision of the banking commission in Switzerland.

At the time of the disposition of MFC Merchant Bank, MFC Merchant Bank held an approximately 20% equity interest in a non-wholly-owned German subsidiary. It was the intention of both parties that the economic interest in the German subsidiary held by MFC Merchant Bank be retained by us. To achieve this objective, we subscribed for shares in a subsidiary of Mass Financial that track the benefits from this 20% equity position in the German subsidiary. These shares entitle us to retain our commercial and economic interest in and benefits from this 20% equity position in the German subsidiary, net of related costs and taxes. The total consideration for the tracking stock subscription was $10.9 million of which $9.9 million (which was our carrying value) was paid in November and $1.0 million was unpaid as of December 31, 2006 (but paid in February 2007). Under the tracking stock agreement, we are the beneficiary, the stock trading company is the debtor and Mass Financial is the guarantor. Furthermore, we were granted by MFC Merchant Bank the right to acquire common shares in the German subsidiary at fair market value and a right of first refusal in case of a potential sale or other disposal of common shares in the German subsidiary by MFC Merchant Bank. The price payable by us will be offset against the tracking stock participation and therefore will be commercially netted to $nil except for related costs and taxes, if any.

Overview of 2006 Results

Revenue from providing industrial plant engineering services and equipment supply to the cement, coal and minerals industries for fiscal 2006 of $458.5 million increased by $74.5 million (or 19.4%) from $384.1 million in 2005, primarily due to increases in business activities in European and U.S. markets. Revenue was strong throughout 2006 and growth for 2007 is encouraging, particularly in European and U.S. markets which contributed approximately $84.8 million toward the increase. Revenue from Asian, European and U.S. markets represents approximately 50.0%, 26.6% and 17.3%, respectively, of our total revenues in 2006. We expect that we will expand our business activities in our industrial plant engineering and equipment supply business in Asia which will also be a focus of our future plans.

The following table sets forth, for the periods indicated, certain key operating results and other financial information:

	Year Ended December 31
	2006	2005(1)	2004(1)
	(Canadian dollars in millions, except per share amounts)

Revenues	$458.5	$384.1	$187.4
Cost of revenues	387.0	332.3	156.8
Other operating income	9.0	11.7	10.0
General and administrative expenses (including stock based compensation)	37.6	32.3	25.5
Income from continuing operations	37.1	27.8	12.8
Basic earnings per share, continuing operations	2.46	2.04	0.94
Diluted earnings per share, continuing operations	2.44	2.03	0.94

(1)	The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our consolidated financial statements included in this annual report.

As discussed, revenue for 2006 increased compared to 2005. Costs of revenues of our industrial plant engineering and equipment supply business slightly decreased from 86.5% of revenue to 84.4% of revenue.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our consolidated financial statements included in this annual report.

Based upon the yearly average exchange rates in 2006, the Canadian dollar increased by approximately 6.0% in value against the Euro and 6.8% in value against the United States dollar, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the Canadian dollar decreased by approximately 10.2% against the Euro but increased by 0.1% against the United States dollar since December 31, 2005.

In 2006, total revenues from our industrial plant engineering and equipment supply business increased by 19.4% to $458.5 million from $384.1 million in 2005, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including India, Russia, the Middle East, Africa and Eastern Europe driven by GDP growth rates and infrastructure investments. Furthermore, the demand for new cement plants in North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising petroleum costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $730.2 million (€512.9 million) in 2005 over $502.5 million (€333 million) in the full year of 2005, or an 54.0% increase in terms of Euros. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly India, Russia, Eastern Europe, the Middle East and North America. Backlog at the close of 2006 also increased by 69.9% over 2005 to $702.7 million (€457.0 million) from $371.4 million (€269 million) in terms of €.

In 2006, cost of revenues for our industrial plant engineering and equipment supply business increased to $387.0 million from $332.3 million in 2005. Its profit margin slightly increased to 15.6% in 2006 from 13.5% in 2005. The increases in expenses reflect the increase in our revenues. The increase in profit margin is associated with the increase in the purchased equipment component of the revenues as certain customers require us to include some components not in our normal scope of supply.

We also earned other operating income of $9.1 million (comprising $6.8 million income from resource property and $2.2 million from rental properties) in 2006, as compared to $11.7 million in 2005. In 2006, income from real estate properties decreased to $2.2 million from $6.4 million in 2005. In 2006, we recognized a loss of $2.1 million on a cancellation of a property sale in 2004. In 2005, we recognized gains of $1.9 million on sales of real estate properties.

General and administrative expenses, excluding stock based compensation, increased to $35.3 million from $32.3 million in 2005, an increase of 9.2%. The increase is primarily linked to an increase in our business activities. In 2006, stock based compensation expense increased to $2.4 million from $nil in 2005, primarily as a result of the stock options that were granted during 2006.

In 2006, net interest income increased to $3.5 million (interest income of $6.3 million less interest expense of $2.8 million) as compared to net interest expense of $1.4 million (interest income of $2.9 million less interest expense of $4.3 million) in 2005. The increase in interest income was a result of a higher cash position resulting from our profitable operations and long term debt borrowed at a favourable interest rate.

Other income increased to $6.6 million from $6.2 million in 2005. Other income in 2006 included net gains of $1.0 million on the sale of securities and fee income of $1.7 million (from a related party). Other income also included currency transaction gains of $2.3 million and $1.9 million in 2006 and 2005, respectively.

We recognised an income tax expense of $8.4 million in 2006, compared to an income tax expense of $2.1 million in 2005. The effective tax rate was 15.8% in 2006, compared to 5.8% in 2005. The increase in tax expense is primarily a result of utilization of future income tax assets, partially offset by the release of valuation allowance related to certain future income tax assets. We paid $0.9 million in income tax in 2006, compared to $1.3 million in 2005. As at December 31, 2006, we have non-capital tax losses carryforward of $122.9 million in Germany which have an indefinite life and $62.4 million in Canada that begin to expire in 2007.

Minority interests increased in 2006 to $7.5 million from $6.2 million in 2005 as a result of a higher income generated in our non-wholly owned subsidiaries.

In 2006, our income from continuing operations was $37.1 million, or $2.46 per share on a basic basis ($2.44 per share on a diluted basis) and loss from discontinued operations was $1.6 million, or $0.11 per share on a basic basis ($0.11 per share on a diluted basis). In 2005, our income from continuing operations was $27.8 million, or $2.04 per share on a basic basis ($2.03 per share on a diluted basis) and from discontinued operations was $6.4 million, or $0.47 per share on a basic basis ($0.47 per share on a diluted basis). For discontinued operations, there was one-months results of operations of Mass Financial in 2006, compared to a full year in 2005. We did not recognize any gain or loss on the disposition of MFC Merchant Bank and the distribution of Mass Financial in 2006.

See “Item 8B. Significant Changes” for allocation of assets, liabilities, revenues and expenses between Mass Financial and us.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

The results for the year ended December 31, 2005 and 2004 included twelve months and nine months, respectively, of operations in the industrial plant engineering and equipment supply business. We acquired control of our industrial plant engineering and equipment supply business on March 31, 2004.

Based upon the yearly average exchange rates in 2005, the Canadian dollar increased by approximately 7.2% in value against the Euro and 7.4% in value against the United States dollar, compared to the yearly average exchange rates in 2004. As at December 31, 2005, the Canadian dollar increased by approximately 18.0% against the Euro and 3.2% against the United States dollar since December 31, 2004.

In 2005, revenues from our industrial plant engineering and equipment supply business increased by 104.9% to $384.1 million from $187.4 million in 2004. We consolidated a full year’s operating results of KHD Humboldt Wedag group in 2005, compared to only nine months in 2004 as KHD Humboldt Wedag group was acquired on March 31, 2004. While this increase reflects the consolidation of the full 2005 results as opposed to only nine months in 2004, the majority of the increase is attributable to the significant increase in the business levels in 2005. The increase in revenues is associated with the increase in 2005 order intake to $502.5 million (€333 million) in 2005 over $383.2 million (€237 million) in the full year of 2004, or an 41% increase in terms of Euros. The majority of this order intake is in the cement business and originates from the emerging Asian and Middle Eastern markets which are being driven by GDP growth and infrastructure investments. Backlog at the close of 2005 also increased by 37% over 2004 to $371.7 million (€269 million).

In 2005, cost of revenues for our industrial plant engineering and equipment supply business increased to $332.3 million from $156.8 million in 2004. Its profit margin slightly decreased to 13.5% in 2005 from 16.4% in 2004. The increases in expenses reflect the incorporation of the full 2005 year’s expenses over the nine month expense total in 2004, increases associated with the significantly greater sales level in 2005, increases in the marketing and sales costs associated with generating over 40% increases in order intake in 2005, and increased expenses associated with the creation of a more efficient holding structure to improve retained earnings. The slight decrease in margin is associated with the increase in the purchased equipment component of the revenues as certain customers require us to include some components not in our normal scope of supply.

We also earned other operating income of $11.7 million (comprising income from resource property of $5.2 million and income from real estate of $6.4 million) in 2005, as compared to $10.0 million in 2004. In 2005, income from real estate properties increased to $6.4 million from $4.6 million in 2004 as a result of 12 months results being included in 2005 compared to nine months in 2004.

General and administrative expenses increased to $32.3 million from $25.5 million in 2004. In 2004, we only included nine months’ general and administrative expenses from our industrial plant engineering and equipment supply business. On an annualized basis, there would be no material change in general and administrative expenses between 2005 and 2004.

In 2005, net interest expense increased to $1.4 million from $1.3 million in 2004. There was no material change.

In 2005, other income increased to $6.2 million from $1.3 million in 2004. Other net income in 2005 included a gain of $3.0 million on debt settlement with a third party. Other income also included foreign currency transaction gains of $1.9 million and $1.3 million for the years ended December 31, 2005 and 2004, respectively.

We recognised an income tax expense of $2.1 million in 2005, compared to an income tax benefit of $3.5 million in 2004. The effective tax rate was 5.8% in 2005. The increase in tax expense is primarily a result of utilization of future income tax assets, partially offset by the release of valuation allowance related to certain recognition of net future income tax assets as a result of a reduction in valuation allowance. As of December 31, 2005, we had non-capital tax losses carryforward of $114.5 million in Germany which have an indefinite life.

Minority interests increased to $6.2 million in 2005 from $5.9 million in 2004.

In 2005, our income from continuing operations was $27.8 million, or $2.04 per share on a basic basis ($2.03 per share on a diluted basis) and from discontinued operations was $6.4 million, or $0.47 per share on a basic basis ($0.47 per share on a diluted basis). In 2004, our income from continuing operations was $12.8 million, or $0.94 per share on a basic basis ($0.94 per share on a diluted basis) and from discontinued operations was $24.2 million, or $1.79 per share on a basic basis ($1.79 per share on a diluted basis).

B.	Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 3 to our consolidated financial statements included in this annual report.

	December 31,		December 31,
	2006	2005	2006	2005
	(U.S. Dollars in		(Canadian Dollars in thousands)
	thousands)
	(for information
	purposes only)

Cash and cash equivalents	$204,678	$94,667	$238,511	$110,372
Restricted securities	16,180	21,500	18,855	25,067
Total assets	641,920	523,054	748,032	609,831
Long-term debt, less current portion	13,772	5,119	16,048	5,968
Shareholders’ equity	273,288	244,259	318,464	284,783

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing.

As at December 31, 2006, our total assets increased to $748.0 million from $609.8 million as at December 31, 2005, primarily as a result of profitable operations in 2006 and long-term borrowing from a bank. At December 31, 2006, our cash and cash equivalents were $238.5 million, compared to $110.4 million at December 31, 2005. The increase is primarily due to profitable operations in 2006 as well as proceeds from the sale of MFC Merchant Bank and long term borrowing from a bank. As at December 31, 2006, we had short-term securities of $4.8 million, compared to $2.5 million as at December 31, 2005. As at December 31, 2006, our long-term debt, less current portion, was $16.0 million, compared to $6.0 million as at December 31, 2005.

We have credit facilities of up to a maximum of $351.6 million (€228.6 million) with banks which issue performance bonds. The credit facilities relate to our industrial plant engineering and equipment supply business contracts. As of December 31, 2006, $133.7 million (€86.9 million) of the available credit facilities had been committed and there are no claims outstanding against the credit facilities. As at December 31, 2006, cash of $18.9 million (€12.3 million) has been collateralized against these credit facilities and the banks charge 0.7% to 0.8% for issuing performance bonds. We are required to meet certain covenants as stipulated in the credit facilities.

As at December 31, 2006, we had debt maturities of $5.3 million in 2007 and $1.4 million in 2008. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. Much of the maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our consolidated financial statements included in this annual report.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Operating Activities

In 2006, operating activities provided cash of $55.4 million, compared to $66.2 million in 2005. In general, the decrease in the cash flows from operating activities in 2006 from 2005 is primarily associated with an increase in our business activities during 2006 resulting in an increase in our working capital assets, which was partially offset by an increase in our working capital liabilities. A decrease in restricted cash provided cash of $8.4 million in 2006, compared to $14.0 million cash used in 2005. An increase in receivables used cash of $36.6 million in 2006, compared to $13.4 million in 2005. An increase in inventories used cash of $50.7 million in 2006, compared to $38.7 million in 2005. An increase in accounts payable and accrued expenses provided cash of $100.7 million in 2006, compared to $72.4 million in 2005. An increase in contract deposits, prepaid and other used cash of $12.6 million, compared to $5.4 million cash provided in 2005. There was no cash change in real estate held for sale in 2006, compared to a decrease providing cash of $2.4 million in 2005. The increases in cash used in receivables, inventories, contract deposits, prepaid and other, and accounts payable and accrued expenses reflected the increase in business volume of our industrial plant engineering and equipment supply.

We expect to generate sufficient cash flow from operations to meet our working capital and other requirements in the next twelve months.

Investing Activities

In 2005, a net decrease in loans provided cash of $6.5 million, and there was no activity in 2006. In 2006, we received cash of $31.1 million from the disposition of MFC Merchant Bank and expect to collect the remaining balance of $18.3 million in 2007. In 2006, purchases of subsidiaries, net of cash acquired, used cash of $9.0 million compared to $4.1 million in 2005. We incurred capital expenditures of $2.9 million in 2006, compared to $2.6 million in 2005. Investing activities provided cash of $18.2 million in 2006, compared to $0.1 million used in 2005.

Financing Activities

Net debt borrowing provided cash of $12.3 million in 2006, compared to net debt repayment of $7.8 million in 2005. Net cash provided by financing activities was $12.5 million in 2006, compared to $8.3 million used in 2005.

We had no material commitments to acquire assets or operating businesses at December 31, 2006. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Discontinued Operations

Our discontinued operations used cash of $94.5 million in 2006, compared to $22.7 million in 2005, primarily as a result of the cash disposed of in connection with the distribution of Mass Financial and the disposition of MFC Merchant Bank in 2006. We will start to receive a cash dividend on the preferred shares of Mass Financial, commencing in December 2007.

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

Based upon the yearly average exchange rates in 2006, the Canadian dollar increased by approximately 6.0% in value against the Euro and 6.8% in value against the U.S. dollar, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the Canadian dollar decreased by approximately 10.2% against the Euro but increased by 0.1% against the U.S. dollar since December 31, 2005.

In the year ended December 31, 2006, we reported approximately a net $6.2 million currency translation adjustment gain and, as a result, our cumulative currency translation adjustment loss at December 31, 2006 was $0.3 million, compared to a cumulative loss of $32.4 million at December 31, 2005, after elimination of currency translation adjustment of $25.9 million relating to Mass Financial on disposition of our interest.

We use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. For more information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to manage our foreign currency exchange exposure for our own account. For more information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

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

Revenue Recognition

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

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

We also have real estate held for sale. We are actively marketing the real estate. When the management makes an estimate on the fair value of the real estate, we usually take into consideration the recent land sales in neighbouring areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated. Since we have sufficient financial resources to adopt the hold-and-wait approach, we do not consider an allowance for real estate held for sale until we decide that the decline in value is other than temporary.

Valuation of Securities

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

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.

Pension Benefits

Our industrial plant engineering and equipment supply business in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Note 1 and 22, respectively, to the consolidated financial statements in this annual report. There were no significant changes or adoptions of accounting policies in 2006 and 2005 which had a significant impact upon our financial statements, other than the adoption of Financial Accounting Standard Board’s Statement 123(R) during the 2006 year.

C.	Research and Development, Patents and Licenses, Etc.

We incurred research and development costs of $4.5 million, $4.0 million and $2.3 million in 2006, 2005 and 2004, respectively. Our research focuses on improving grinding technologies and producing equipment that uses less energy and therefore produces lower emissions, all of which are being demanded by our customers.

D.	Trend Information

The order intake for the KHD Humboldt Wedag group for the year ended December 31, 2002 was approximately €90 million. After acquiring our initial interest in 2003, the order intake increased by over 45% in the second year, 2004, by an additional 77% to almost €237 million and in the third year, 2005, by an additional 41% to almost €333, with a further increase of 54.0% to €512.9 million in 2006. Order backlog, which at the end of

2003 stood at about €97 million, nearly doubled by the close of 2004 to reach just over €190 million, increased to €269 million in 2005 and increased to €457.0 in 2006. Order intake is defined as all orders which were received during the respective period under review. Order backlog is defined as orders which have been received but not yet fulfilled.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees.  The guarantees outstanding as of December 31, 2006 are described in the next paragraph.

We had provided a five-year guarantee expiring August 2007 to a former affiliate with respect to a $1.7 million asset sale transaction. During 2006, we entered into three payment guarantee agreements whereby we guaranteed the payment obligations of a former subsidiary up to the lesser of (i) the amounts owed by the former subsidiary and (ii) the purchase price of an aggregate 4,650 metric tons of zinc metal calculated in accordance with the payment guarantee agreements. All agreements expired on or before March 15, 2007. We have provided a payment guarantee up to $1.2 million plus interest and expenses to a former subsidiary which was sold to a 27.8% equity method investee in 2005 and the equity method investee is currently 27.8% owned by Mass Financial. This payment guarantee expired on March 1, 2007. We have also provided a payment guarantee up to $0.3 million plus interest and expenses to another former subsidiary.

We have credit facilities of up to a maximum of $351.6 million with banks which issue performance bonds. The credit facilities relate to our industrial and engineering contracts. As of December 31, 2006, $133.7 million of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities.

F.  Tabular Disclosure of Contractual Obligations

Payments Due by Period
(Canadian dollars in thousands)

Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2006	1 Year	Years	Years	5 Years	Total

Long-term debt obligations(1)	$5,356	$3,551	$12,497	$—	$21,404
Operating lease obligations	3,839	3,134	3,084	6	10,063
Purchase obligations(2)	214,921	—	—	—	214,921
Other long-term liabilities reflected on the balance sheet under GAAP(3)	1,817	727	—	—	2,544

Total	$225,933	$7,412	$15,581	$6	$248,932

(1)	Principal amounts only

(2)	Purchases for industrial and engineering contracts

(3)	Not including pension obligations

G.	Safe Harbor

Not Applicable.

ITEM 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as at March 15, 2007:

		Date of	Expiration
		commencement of	of term
		office with our	of office with
Name and age	Present position with our company	company	our company

Michael J. Smith (58)	Chairman, Chief Financial Officer and Secretary	1986	2008
	Director	1986	N/A
James Busche (48)	President and Chief Executive Officer	2006	N/A
Dr. Shuming Zhao(1)(2)(3) (52)	Director	2004	2007
Dr. Kelvin K. Yao(1)(2)(3) (54)	Director	2004	2007
Silke Brossmann(1)(2)(3) (38)	Director	2003	2008
Indrajit Chatterjee(2)(3) (61)	Director	2005	2009

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Michael J. Smith — President, Secretary and Director

Mr. Smith has been our Chairman, Chief Financial Officer and Secretary since 2003 and a director of our company since 1986. Mr. Smith was our President and Chief Executive Officer between 1996 and 2006. Mr. Smith is the President, Secretary and a director of Blue Earth Refineries Inc. and the Chief Executive Officer, President, Chief Financial Officer and a director of Cathay Merchant Group, Inc., public companies with their respective common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Mr. Smith is also the President and a director of Mass Financial Corp., our formerly wholly-owned subsidiary.

Mr. Smith has extensive experience in advisory services, corporate finance, restructuring and international taxation planning. Until November 2006, he led our investing and merchant banking activities.

James Busche — Chief Executive Officer

Mr. Busche has been our Chief Executive Officer since March 7, 2006. Mr. Busche has over 20 years of international experience in the industrial plant engineering business in North America, Europe, China and India. He joins our company from Groupe LaPerriére & Verrault Inc. While at Groupe LaPerriére & Verrault, Mr. Busche served as Vice President and Managing Director (Asia). During his career, Mr. Busche has managed major globalization programs and completed a number of major acquisitions in the process industries.

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

Silke Brossmann — Director

Ms. Brossmann has been a director of our company since 2003. She was a director of Cathay Merchant Group, Inc. from October 26, 2004 to December 4, 2006, a public company with its common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Ms. Brossmann was the Head of Investor Relations with Prokurist and Head of Central Administration of Koidl & Cie. Holding AG from 1999 to 2002. Ms. Brossmann has been an independent management consultant since 2002.

Indrajit Chatterjee — Director

Mr. Chatterjee has been a director of our company since 2005. Mr. Chatterjee is a retired businessman who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.

B.	Compensation

During the fiscal year ended December 31, 2006, we paid an aggregate of approximately $1.6 million in cash compensation to our directors and officers. There was no stock options exercised by such directors and officers or other non-cash compensation. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2006 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2006 to the senior management of our company:

SUMMARY COMPENSATION TABLE

			Long Term Compensation
				Securities Under
	Annual Compensation(1)		Other Annual	Options/SARs		All other
Name and Principal Position	Salary	Bonus	Compensation	Granted		Compensation

Michael J. Smith(2)	$268,887	Nil	Nil	55,000	(4)	$130,514
Chairman, Chief Financial Officer, Secretary and Director
James Busche(3)	$102,069	Nil	Nil	Nil		Nil
Chief Executive Officer and President
George Zimmerman	$281,342	Nil	$35,593	25,000	(4)	$32,385
Senior Vice President
Hermann Kroger	$216,607	$35,593	$34,169	25,000	(4)	$28,357
Vice President, Engineering
Rudolf Pich	$232,746	Nil	$35,593	25,000	(4)	$29,210
Vice President, Sales and Marketing

(1)	On a cash basis, unless otherwise stated.

(2)	Mr. Smith resigned as our President and Chief Executive Officer effective March 7, 2006.

(3)	Mr. Busche was appointed our Chief Executive Officer effective March 7, 2006.

(4)	Represents stock options granted effective May 17, 2006 with an exercise price of U.S.$26.11 per share until May 17, 2016. The options have vesting periods from one to three years.

Directors’ Compensation

Our non-management directors receive U.S.$25,000 annually for their services and U.S.$500 for each meeting of directors that they attend. We also reimburse our directors and officers for expenses incurred in connection with their services as our directors and officers.

Employment Agreements and Termination of Employment or Change of Control

Mr. Smith entered into an amended and restated employment agreement with our company in 2000. The agreement generally provides, subject to certain termination provisions, for the continued employment of Mr. Smith for a period of 36 months with automatic one month renewals, so that the agreement at all times has a remaining term of 36 months. The agreement provides for an annual base salary and other compensation to be paid to Mr. Smith as determined by our board of directors. His salary is currently U.S.$240,000. In the event he is terminated without cause or resigns for good reason (as defined in the agreement) within three years of a change of control (as defined in the employment agreement), Mr. Smith will be entitled to a lump sum severance payment of three times the sum of (i) his current annual salary under the agreement, and (ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If Mr. Smith is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal instalments over 12 months. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of his termination and the date of the change of control, to require us to purchase all or any part of our common shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of our common shares on the Nasdaq Global Select Market for the ten preceding trading days. In March 2006, we confirmed that Mr. Smith’s employment would continue on the same terms and conditions as consideration for serving as our Chairman, Chief Financial Officer and Secretary.

Effective May 16, 2006, as amended by letter agreement dated January 15, 2007, we entered into an employment agreement with James Busche. The agreement, as amended, provides, subject to certain termination provisions, for the continued employment of Mr. Busche as our President and Chief Executive Officer. The agreement, as amended, further provides for a monthly salary of U.S.$10,000 and other compensation to be paid to Mr. Busche as determined by our board of directors.

In March, 2007, we entered into a Management Services Agreement with Montgomery Partners Limited, a company in which James Busche owns a minority share. Pursuant to the agreement, Montgomery Partners is to provide strategic development services, management and technical and support services relating to our company, including: (i) executive management of our worldwide operations; (ii) supervision of investor relations and corporate information dissemination; (iii) participation in the development of policies and programs; (iv) review and assessment of business opportunities presented to our company, including development of a global business strategy; (v) preparation of business plans; (vi) monitoring and control of our operations; and (vii) performance of other such duties as we may direct. In consideration for the services to be rendered by Montgomery Partners, we agreed to pay management fees as follows: (i) a monthly fee of U.S.$28,000 payable at the end of each calendar month; (ii) monthly reimbursement of expenses agreed at U.S.$15,600 per month payable at the end of each calendar month; and (iii) a discretionary bonus upon the achievement by Montgomery Partners of certain performance objectives. In addition, we agreed to pay Montgomery Partners a non-refundable deposit of U.S.$255,740 to secure the performance of the services to be rendered under the agreement. The agreement may be terminated by either party upon giving the other party three months’ written notice, or upon the occurrence of certain events as more particularly described in the agreement.

C.	Board Practices

Our Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. At each annual meeting of our company, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.

Other than as discussed above, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Our board of directors has established an audit committee. Our audit committee currently consists of Shuming Zhao, Kelvin K. Yao and Silke Brossmann. The audit committee operates pursuant to a charter adopted by the board of directors. A copy of our audit committee charter is attached as Exhibit 99.1 to our annual report filed with the Securities and Exchange Commission on April 3, 2006. The audit committee is appointed and generally acts on behalf of the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The audit committee also oversees our company’s financial reporting process and internal controls and consults with management and our independent auditors on matters related to its annual audit and internal controls, published financial statements, accounting principles and auditing procedures being applied.

Our board of directors has established a compensation committee. Our compensation committee currently consists of Shuming Zhao, Dr. Kelvin K. Yao, Silke Brossmann and Indrajit Chatterjee. The compensation committee operates pursuant to a compensation committee charter adopted by the board of directors. A copy of our compensation committee charter is attached to this annual report as Exhibit 99.2. The compensation committee is appointed and generally acts on behalf of the board of directors. The compensation committee is responsible for reviewing and approving annual salaries, bonuses and other forms and items of compensation for the senior officers and employees of our company. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the compensation committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to our board of directors on compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

Effective July 15, 2005, we formed a nominating and corporate governance committee. The nominating and corporate governance committee currently consists of Silke Brossmann, Dr. Shuming Zhao, Dr. Kelvin K. Yao and Indrajit Chatterjee. The nominating and corporate governance committee operates pursuant to a charter adopted by our board of directors. A copy of our nominating and corporate governance charter is attached to this annual report as Exhibit 99.3. The primary function of the nominating and corporate governance committee is to assist our board of directors in developing our approach to corporate governance issues and monitoring performance against the defined approach. The nominating and corporate governance committee is also responsible for the nomination of directors by identifying and reporting on candidates to be nominated to our board of directors.

D.	Employees

As at March 15, 2007, we employed 1,074 people. At December 31, 2006, 2005 and 2004, we employed approximately 1,074, 847 and 726 people, respectively. Approximately 75% of the 468 employees of our subsidiary in Cologne, KHD Humboldt Wedag GmbH, are subject to a collective bargaining agreement.

E.	Share Ownership

There were 14,753,191 common shares, 586,668 stock options and no share purchase warrants issued and outstanding as of March 15, 2007. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Number of
	Number of			Stock Options
Name	Common Shares			to Purchase
Office Held	Beneficially Owned	Percentage(1)		Common Shares

Michael J. Smith	85,000	*	%	55,000, exercise price
Chairman, Chief Financial Officer,				of U.S.$26.11, expiry
Secretary and Director				date of May 17, 2016
James Busche(2)	Nil	Nil		Nil
Chief Executive Officer and President
Dr. Shuming Zhao	Nil	Nil		Nil
Director
Dr. Kelvin K. Yao	Nil	Nil		Nil
Director
Silke Brossmann	Nil	Nil		Nil
Director
Indrajit Chatterjee	Nil	Nil		Nil
Director

*	Less than one percent (1%)

(1)	Based on 14,753,191 common shares issued and outstanding as at March 15, 2007.

(2)	James Busche was appointed our Chief Executive Officer and President effective March 7, 2006.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 2,762,000. Each option upon its exercise entitles the grantee to one common share. The exercise price of an option may not be less than the closing market price of our common shares on the Nasdaq Global Select Market on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the Nasdaq Global Select Market for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. During the year ended December 31, 2006, we granted to certain employees stock options to purchase up to 563,335 common shares in our company at U.S.$26.11 per share, on or before May 17, 2016, with vesting periods between one and three years and stock options to one employee to purchase up to 23,333 common shares in our company at U.S.$31.80 per share, on or before December 14, 2016 with one third vested immediately and the remaining two thirds to be vested over the remaining two years. As a result, there are 586,668 options currently outstanding. The number of options available for grant under the stock option plan was 777,832 as at March 15, 2007.

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

There were 14,753,191 common shares issued and outstanding as of March 15, 2007. The following table sets forth, as of March 15, 2007, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name	Amount Owned		Percent of Class(1)

Peter Kellogg	3,141,550	(2)	21.3%
FMR Corp.	1,016,285		6.9%
Mass Financial Corp.	781,128		5.3%

(1)	Based on 14,753,191 common shares issued and outstanding on March 15, 2007.

(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,821,550 of the shares, or approximately 18.6% of our issued and outstanding common shares.

Other than as herein disclosed, there has been no significant change in the percentage ownership of any of our major shareholders during the years ended December 31, 2006, 2005 and 2004. Effective on November 30, 2006, in connection with the disposition of MFC Merchant Bank and a series of corporate restructuring transactions, Mass Financial sold its interest in New Image Investment Company Limited to us and in turn sold its beneficial interest in 1,526,128 of our common shares and Mass Financial acquired a beneficial interest in 781,128 of our common shares. Prior to the corporate restructuring transactions, Mass Financial beneficially owned 1,571,128 of our common shares which were held through wholly-owned direct and indirect, subsidiaries of Mass Financial.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of March 15, 2007, there were 14,753,191 common shares issued and outstanding held by 576 registered holders. Of those common shares issued and outstanding, 932,330 common shares were registered to Canadian residents (24 shareholders), 13,660,994 common shares were registered in the United States (539 shareholders) and 159,867 common shares were registered to residents of other foreign countries (13 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2006 and March 15, 2007, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company;

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

In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

Continuing Operations

During 2004, one of our subsidiaries sold real estate properties to a corporation in which our subsidiary owns approximately 19%. The majority shareholder of the purchaser corporation placed cash deposits and other securities with our former banking subsidiary. We had an irrevocable right to deduct the purchase price from the cash deposits and other securities account. The sale resulted in a gain of $2.3 million and we had a receivable of $10.2 million at December 31, 2005. The receivable was non-interest bearing and secured by the cash deposits and other securities account and the real estate sold. Neither our company nor our subsidiaries had any continuing involvement with the property sold. During 2006, our company and the affiliated corporation agreed to cancel the sale and we recognized a loss of $2.1 million. The difference in amounts recognized in 2005 and 2006 was due to the fluctuation of exchange rates.

During 2006, 2005 and 2004, we earned dividends of $4.2 million, $5.2 million and $5.4 million, respectively, on preferred shares of stock in an affiliate of which $nil and $0.3 million is included in receivables at December 31, 2006 and 2005, respectively. In addition, we earned dividends of $0.2 million, $nil and $nil on common shares of an affiliate in 2006, 2005 and 2004, respectively.

During 2006, 2005 and 2004, we recognized fee income in the normal course from affiliates amounting to $1.7 million, $0.4 million and $0.1 million.

During 2006, 2005 and 2004, we recognized equity income of $0.6 million, $0.7 million and $nil, respectively, from its equity method investees. We recognized interest income of $0.5 million, $nil and $nil from affiliates and paid interest expense of $0.3 million, $nil and $nil to affiliates in 2006, 2005 and 2004, respectively. We paid research and development expense of $1.1 million, $nil and $nil to an affiliate in 2006, 2005 and 2004, respectively.

As at December 31, 2006, we maintained cash deposits of $4.9 million with MFC Merchant Bank. We had $5.7 million and $10.5 million due from affiliates and $4.4 million and $2.8 million due to affiliates as at December 31, 2006 and 2005, respectively. In addition, we had a long-term liability of $nil and $0.3 million payable to an affiliate at December 31, 2006 and 2005, respectively. We recognized an impairment charge of $2.4 million on its loan to an affiliate in 2006.

During 2006, we agreed to pay the Chief Executive Officer’s expenses as part of his short-term employment arrangement. As a result of an amendment to the Chief Executive Officer’s employment arrangement in January 2007, the Chief Executive Officer agreed to reimburse us for such expenses and as a result we had a receivable of $0.3 million (which was included in receivables due from affiliates) as at December 31, 2006. The Chief Executive Officer repaid the amount in full in February 2007.

During 2006, we purchased 590,082 common shares in a non-wholly-owned Canadian subsidiary by issuance of 85,000 common shares and paid to Mass Financial a fee of $157,000, paid in 3,723 common shares included in the total 85,000 common shares issued. During 2006, we and Cade paid Mass Financial total fees of $0.8 million in connection with management services with respect to Mass Financial’s review, supervision and monitoring of the resource property.

Discontinued Operations

In the normal course of commodities trading transactions we purchased commodities from and sold commodities to our affiliates. We sold $2.3 million to affiliates and purchased $11.9 million from affiliates during the month of January 2006. We sold $2.7 million to two affiliates during 2005. We sold $0.9 million and purchased $19.6 million from an affiliate during 2004. Our company’s interest in the affiliate was sold in July 2004 and it was not related after that date. We also purchased $11.5 million from another affiliate during 2004.

During 2006, 2005 and 2004, we recognized fee income in the normal course from affiliates amounting to $0.7 million, $3.5 million and $3.9 million.

During 2006, 2005 and 2004, we recognized equity income of $0.1 million, $3.3 million and $1.2 million, respectively, from our equity method investees. During 2005, we recognized $0.6 million expense reimbursement from and $17,000 interest expense to an equity method investee which subsequently became a subsidiary in the same year. During 2005, we sold a wholly-owned subsidiary to another equity method investee (currently 27.8% owned by Mass Financial) for a total consideration of $12.3 million, consisting of cash of $5.9 million and promissory note of $6.3 million. We recognized a gain of $8.9 million and the promissory note receivable had $5.9 million outstanding as at December 31, 2005. We recognized interest income of $43,000, $0.2 million and $nil from affiliates and paid interest expense of $46,000, $18,000 and $nil to affiliates in 2006, 2005 and 2004, respectively.

In November 2006, we completed the disposition of our equity interest in MFC Merchant Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Merchant Bank as of September 30, 2006 of $77.9 million and comprised cash of $38.8 million ($31.1 million paid in November 2006 and $7.7 million to be paid on or before the day which is the earlier of 30 calendar days after (i) the date on which the triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of $8.0 million due November 2007 bearing interest at 5% per annum and 790,000 of our common shares valued at initial share value of $31.1 million. The initial valuation of 790,000 shares of our common stock is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the payment date. The wholly-owned subsidiary of Mass Financial has a put option to sell 9.9% common shares in MFC Merchant Bank to us for $7.7 million on the payment date. MFC Merchant Bank is a Switzerland-based bank and its business is subject to the supervision of the banking commission in Switzerland.

ITEM 8	Financial Information

A.	Consolidated Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of the Annual Report:

Report of Independent Registered Chartered Accountants Deloitte & Touche LLP dated March 30, 2007 on the Consolidated Financial Statements of our company as at December 31, 2006

Independent Auditor’s Report of BDO Dunwoody LLP dated March 24, 2006 (except Note 3 which is as at March 21, 2007) on the Consolidated Financial Statements of our company as at December 31, 2005

Independent Auditor’s Report of Peterson Sullivan PLLC dated March 18, 2005 (March 22, 2007 as to the effects of the discontinued operations reclassification) on the Consolidated Financial Statements of our company for the year ended December 31, 2004

Consolidated Balance Sheets at December 31, 2006 and 2005

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

The Audited Consolidated Financial Statements for the Years Ended December 31, 2006, 2005 and 2004 can be found under Item 17 “Financial Statements”.

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

During our year ended December 31, 2006, we primarily operated one business segment consisting of an industrial plant engineering and equipment supply business. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary or our company, held all of our company’s financial services and merchant banking business except for MFC Merchant Bank and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. Consequently, with the exception of certain financial services and merchant banking activities carried on by MFC Merchant Bank and our royalty interest in an iron ore mine, we ceased to operate the financial services and merchant banking business segment as of January 31, 2006. During the year, we consolidated our procurement, sales and marketing and administrative functions to our head office in Hong Kong, China.

For more information on Mass Financial and the distribution, please see the information statement dated December 30, 2005 as revised pursuant to an errata sheet filed on EDGAR (www.sec.gov) with the Securities and Exchange Commission on a Form 6-K on January 25, 2006.

We held an indirect royalty interest through our ownership of preferred shares in Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a Purchase and Sale Agreement entered into with 0764509 B.C. Ltd. and another party. Cade Struktur sold to 0764509 B.C. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by the Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with a lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush iron ore mine for an aggregate purchase price of $59.8 million. 0764509 B.C. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable non-voting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. On September 11, 2006, we entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, we acquired all of the issued and outstanding common shares of Cade Struktur through the amalgamation of Cade Struktur and 39858 Yukon Inc. As a result, Cade Struktur became a wholly owned subsidiary. We consolidated 0764509 B.C. as 0764509 B.C. is a variable interest entity and Cade Struktur is its primary beneficiary.

Effective December 28, 2006, we amalgamated with 39858 Yukon with our company as the continuing corporation. As a result, we continue to hold an indirect royalty interest in the Wabush iron ore mine. See “Property, Plant and Equipment — Royalty Interest — Wabush Iron Ore Mine”.

In November 2006, we completed the disposition of our equity interest in MFC Merchant Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Merchant Bank as of September 30, 2006 of $77.9 million and comprised cash of $38.8 million ($31.1 million paid in November 2006 and $7.7 million to be paid on or before the day which is the earlier of 30 calendar days after (i) the date on which the triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of $8.0 million due November 2007 bearing interest at 5% per annum and 790,000 of our common shares valued at initial share value of $31.1 million. The initial valuation of 790,000 shares of our common stock is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the payment date. The wholly-owned subsidiary of Mass Financial has a put option to sell 9.9% common shares in MFC Merchant Bank to us for $7.7 million on the payment date. MFC Merchant Bank is a Switzerland-based bank and its business is subject to the supervision of the banking commission in Switzerland.

At the time of the disposition of MFC Merchant Bank, MFC Merchant Bank held an approximately 20% equity interest in a non-wholly-owned German subsidiary. It was the intention of both parties that the economic interest in the German subsidiary held by MFC Merchant Bank be retained by us. To achieve this objective, we subscribed for shares in a subsidiary of Mass Financial that track the benefits from this 20% equity position in the German subsidiary. These shares entitle us to retain our commercial and economic interest in and benefits from this 20%

equity position in the German subsidiary, net of related costs and taxes. The total consideration for the tracking stock subscription was $10.9 million of which $9.9 million (which was our carrying value) was paid in November and $1.0 million was unpaid as of December 31, 2006 (but paid in February 2007). Under the tracking stock agreement, we are the beneficiary, the stock trading company is the debtor and Mass Financial is the guarantor. Furthermore, we were granted by MFC Merchant Bank the right to acquire common shares in the German subsidiary at fair market value and a right of first refusal in case of a potential sale or other disposal of common shares in the German subsidiary by MFC Merchant Bank. The price payable by us will be offset against the tracking stock participation and therefore will be commercially netted to $nil except for related costs and taxes, if any.

ITEM 9	The Offer and Listing

A	Offer and Listing Details

Our common shares are quoted on the Nasdaq Global Select Market under the symbol “KHDH”. The following table sets forth the high and low sales of prices of our common shares on the Nasdaq Global Select Market for the periods indicated.

	Nasdaq Global Select
	High (U.S.$)	Low (U.S.$)

Annual Highs and Lows
2002	11.51	6.45
2003	18.42	6.81
2004	27.65	15.25
2005	26.52	15.50
2006	44.20	20.68
Quarterly Highs and Lows
2005
First Quarter	22.97	17.03
Second Quarter	20.02	17.05
Third Quarter	26.52	17.59
Fourth Quarter	25.90	18.00
2006
First Quarter	26.46	21.29
Second Quarter	29.86	23.02
Third Quarter	33.01	25.36
Fourth Quarter	44.20	30.70
Monthly Highs and Lows
2006
September	32.65	29.03
October	35.88	30.70
November	41.16	33.50
December	44.20	37.60
2007
January	41.06	37.61
February	40.64	37.71
March (to March 15, 2007)	40.32	36.00

The transfer of our common shares is managed by our transfer agent, Mellon Investor Services, LLC, 480 Washington Boulevard, Jersey City, NJ 07310 (Tel: 201-680-5258; Fax: 201-680-4604).

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are quoted on the Nasdaq Global Select Market under the symbol “KHDH”.

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

In February, 2007, we agreed to guarantee the obligations of KHD Humboldt Wedag International GmbH, a subsidiary of our company, pursuant to a Bonding Facility Agreement that KHD Humboldt Wedag International entered into for the principal sum of EUR20,000,000.

In December, 2006, we entered into an Amalgamation Agreement whereby we amalgamated with Cade Struktur Corporation, a subsidiary of our company, with our company continuing as the amalgamated company.

In December, 2006, we entered into a Global Settlement Agreement whereby we agreed to make available to Altmark Industriepark AG 72,273 shares of our common stock in order to facilitate the transactions contemplated by a Loan Agreement.

In December, 2006, we entered into a Share Transfer Agreement whereby we agreed to deliver 72,273 shares of our common stock in order to facilitate the transactions contemplated by a Loan Agreement discussed above.

Effective November 30, 2006, we entered into a Share Purchase Agreement whereby we disposed of all of the issued and outstanding shares in MFC Merchant Bank SA to MFC Commodities GmbH.

Effective November 30, 2006, we entered into an Offer and Right of First Refusal Agreement whereby we received an offer for the acquisition and a right of first refusal relating to all the shares of MFC Industrial Holdings AG that are currently held or will be held by MFC Merchant Bank SA prior to the 15th anniversary of the Agreement.

Effective November 30, 2006, we entered into a Tracking Stock Agreement whereby Redas Tracking Corp. created a new class of shares and issued one such Class T share to us and whereby the parent corporation of Redas Tracking agreed to guarantee its obligations under the Agreement.

Effective November 30, 2006, we entered into a Share Purchase and Transfer Agreement whereby we purchased 6,288,740 shares of common stock of New Image Investment Company Ltd. from Mass Financial in exchange for 781,128 shares in the capital of our company.

Effective November 30, 2006, we entered into an Offset Agreement with Mass Financial Corp. and 0772904 B.C. Ltd. to provide for a legally enforceable right to set off financial assets and financial liabilities in accordance with the CICA Standards and Guidance Collection Handbook.

Effective November 30, 2006, we entered into an Assignment and Assumption of Debt Agreement whereby Mass Financial Corp. transferred a debt owing to it by our company to 0772904 BC Ltd. in exchange for preferred shares of 0772904 BC Ltd. having a redemption amount equal to the principal amount of the debt owing by our Company.

On November 30, 2006, we entered into a Revolving Letter of Guarantee Facility Agreement whereby we agreed to guarantee the due and punctual payment by KHD Humboldt Wedag International GmbH of all principal, interest, commission and all other monies due and payable under the Agreement up to a maximum of €195,000,000.

On November 24, 2006, we entered into a Share Purchase and Transfer Agreement whereby we issued 781,128 shares of our company in exchange for 6,288,740 shares of common stock of New Image Investment Company.

On November 24, 2006, we entered into a Transfer Agreement whereby we transferred all of the shares of a wholly-owned subsidiary in consideration for the transfer to MFC Commodities GmbH of 6,360,168 shares of New Image Investment Company Limited.

On October 18, 2006, we entered into a Share Exchange Agreement whereby we agreed to transfer 4,261,494 common shares and 49,000 Series B Preference Shares in the capital of Cade Struktur Corporation to 39858 Yukon Inc. in exchange for the issuance by 39858 Yukon Inc. to us of one common share in the capital of 39858 Yukon Inc.

On September 21, 2006 we entered into a Payment Guarantee Agreement whereby we agreed to guarantee, until December 20, 2006, a portion of the payment obligations of a former subsidiary to a bank up to a maximum of €10,000,000 plus interest, exchange rate fluctuations, and reasonable legal fees, costs, taxes, stamp duties and all other amounts due whenever MFC Commodities GmbH defaults on payment.

On September 11, 2006, our company entered into an Arrangement Agreement with Cade Struktur Corporation whereby effective October 23, 2006, we acquired all of the outstanding common shares of Cade Struktur Corporation through the amalgamation of Cade Struktur Corporation and 39858 Yukon Inc.

On July 18, 2006, we entered into a Payment Guarantee whereby we agreed to guarantee, until December 30, 2006, a portion of the payment obligations of a former subsidiary to a bank up to a maximum of €7,500,000 plus interest and reasonable legal fees and the costs and expenses of collection, if any.

On July 14, 2006, we entered into a Termination Agreement with Sasamat Capital Corporation whereby we agreed to terminate an Investment, Cost and Revenue Participation Agreement, a Revolving Loan Agreement and a Share Pledge Agreement, each dated August 9, 2005.

On June 30, 2006, we entered into a Guarantee Agreement whereby we agreed to guarantee the payment obligations and the timely, complete and full performance by Humboldt Wedag, Inc. of all of its obligations, covenants, performance guarantees, agreements, warranties and commitments as and when due, and any and all costs, expenses, reasonable legal fees and damages incurred as a result of collection, if any, in connection with an Equipment Purchase Agreement.

On June 28, 2006, we entered into a Payment Guarantee whereby we agreed to guarantee the payment obligations of KHD Humboldt International GmbH to a bank up to €40,000,000 until December 30, 2006.

On June 22, 2006, we entered into a Guaranty Agreement whereby we agreed to guarantee the payment obligations and the full and prompt performance by Humboldt Wedag, Inc. of all of its obligations, covenants, performance guarantees, agreements, warrantees and commitments as and when due, as well as any and all costs, expenses, reasonable legal fees and damages incurred as a result of collection, if any, in connection with a Purchase Agreement.

On May 30, 2006, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of Humboldt Wedag, Inc. under an Engineering and Equipment Purchase Contract as well as all costs, expenses, reasonable legal fees and damages incurred as a result of enforcing the Guarantee.

On May 17, 2006, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations owing to a former subsidiary up to a maximum of €5,500,000 until December 30, 2006.

On April 13, 2006, we entered into a Letter Agreement whereby we agreed to extend a Guarantee granted on December 22, 2004 from £6,000,000 to £9,000,000 plus any interest, costs and other charges.

On March 5, 2006, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of KHD Humboldt Wedag International GmbH to a bank up to a maximum of €11,610,000 plus interest and all reasonable costs and expenses incurred in enforcing the guarantee.

On February 22, 2006, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee, until March 15, 2007, the payment obligations of a former subsidiary up to the lesser of (i) the amount owed under a Supply Agreement, and (ii) the purchase price of 3,050 metric tons of zinc metal calculated in accordance with the Payment Guarantee Agreement.

On February 22, 2006, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee, until February 28, 2007, the payment obligations of a former subsidiary up to the lesser of (i) the amount owed by Mazak under a Supply Agreement and (ii) the purchase price of 800 metric tons of zinc metal calculated in accordance with the Payment Guarantee Agreement.

On February 1, 2006, we entered into a Management Services Agreement with Mass Financial Corp. whereby we retained them to provide management serves to certain of our subsidiaries.

On January 31, 2006, we entered into a Loan Agreement whereby we agreed to repay the inter-corporate advances made by a former subsidiary to our company in the principal sum of $37,000,000.

On January 31, 2006, we entered into a Pledge Agreement whereby we agreed to pledge 127,866,000 Series 2 Class B Shares of Mass Financial Corp. which we held as continuing security for the payment of the $37,000,000 owing to that company pursuant to a Loan Agreement.

On January 31, 2006, we entered into an Offset Agreement whereby we agreed to offset certain amounts owing to Mass Financial Corp. in connection with the redemption by that company of certain of the Series 2 Class B Shares of that company held by our company.

On January 31, 2006, we entered into a Termination Agreement whereby we agreed to terminate a Guarantee Framework Agreement dated January 20, 2003.

On December 29, 2005, we entered into a Restructuring Agreement with Mass Financial Corp. whereby we transferred to that company the interests in certain subsidiaries involved in the financial services business to that company and that company transferred to us all the interests in certain subsidiaries involved in the industrial plant engineering and equipment supply business.

On December 29, 2005, we entered into a Share Exchange Agreement with Mass Financial Corp. whereby we exchanged common shares of that company for a new class of common shares and preferred shares of that company.

On December 22, 2005, we entered into a Variation Agreement with Mass Financial Corp. varying our company’s interest obligation to Mass Financial Corp. in respect of the 4.4% Convertible Unsecured Subordinated Bond.

On December 9, 2005, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee, until February 28, 2007, the payment obligations of KHD Humboldt Wedag GmbH to a bank up to a maximum of €35,000,000 plus interest and reasonable legal fees.

On November 17, 2005, we entered into a Guarantee Agreement whereby we agreed to guarantee, until December 31, 2006, the obligations of a former subsidiary to a bank up to a maximum of €2,000,000 plus interest and reasonable legal fees.

On September 16, 2005, we entered into a letter agreement with Cade Struktur Corporation whereby we agreed to administer the royalty interest owned by that company.

On September 14, 2005, we entered into a Guarantee Agreement whereby we agreed to guarantee, until 10 calendar days after September 10, 2006, the obligations of a former subsidiary to a bank up to a maximum of €10,000,000 plus interest and reasonable legal fees.

On August 9, 2005, we entered into a Share Pledge Agreement whereby Sasamat Capital Corporation agreed to pledge certain shares of a subsidiary as security.

Effective August 9, 2005, we entered into a Revolving Loan Agreement whereby we agreed to loan monies to Sasamat Capital Corporation in connection with obligations under an Investment, Cost and Revenue Participation Agreement.

Effective August 9, 2005, we entered into an Investment, Cost and Revenue Participation Agreement with Sasamat Capital Corporation whereby we agreed to share certain costs and revenues in connection with our respective ownership in MFC Industrial Holdings GmbH.

On July 19, 2005, we entered into a Guarantee Agreement whereby we agreed to guarantee, until July 19, 2006, the obligations of a former subsidiary to a bank up to a maximum of €7,500,000 plus interest and reasonable legal fees.

On July 5, 2005, we entered into a Guarantee Agreement whereby we agreed to guarantee the obligations of a former subsidiary to a bank up to a maximum of €5,000,000 plus interest and reasonable legal fees.

On April 13, 2005, we entered into a Guarantee Agreement whereby we agreed to guarantee, until full and final discharge of all obligations under underlying contract, the obligations of a former subsidiary to a bank up to a maximum of €10,000,000 plus interest and reasonable legal fees.

On February 16, 2005, we entered into a Fourth Amendment Agreement in connection with the credit facility provided by MFC Merchant Bank S.A. to a third party.

D.	Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittances of dividends to shareholders not resident in Canada are subject to withholding tax in Canada. See “Item 10. Additional Information — Taxation”.

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

Material Canadian Federal Income Tax Consequences

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

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada- United States Tax Convention (1980), as amended (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of

Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by our company. The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by our company to residents of the United States and is further reduced to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of our company.

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

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our company unless such share is “taxable Canadian property” (as defined in the Income Tax Act) of the non-resident holder. Our common shares generally will not be taxable Canadian property of a non-resident holder unless the non-resident holder alone or together with non-arm’s length persons owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of the shares. In the case of a non-resident holder resident in the United States for whom shares of our company are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Material United States Federal Income Tax Consequences

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

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares are urged to consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

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

I.	Subsidiary Information.

As at March 15, 2007, our significant wholly-owned direct and indirect subsidiaries are as follows:

Jurisdiction of
Incorporation or
Name of Wholly-Owned Subsidiary	Organization

Robabond Holding AG	Switzerland
MFC Commodities AG	Switzerland
KHD Humboldt Wedag International Holdings GmbH	Austria
Humboldt Wedag Inc.	USA
Humboldt Wedag India Ltd.	India
Humboldt Wedag Australia Pty Ltd.	Australia
EKOF Flotation GmbH	Germany
KHD Humboldt Wedag (Shanghai) International Industries Limited	China
New Image Investment Company Limited	USA
Inverness Enterprises Ltd.	Canada
32565 Yukon Inc.	Canada
KHD Humboldt Wedag (Cyprus) Limited	Cyprus

As at March 15, 2007, our significant non-wholly-owned subsidiaries are as follows:

	Jurisdiction of		Our
	Incorporation or		Beneficial
Name of Non-Wholly-Owned Subsidiary	Organization	Owner of Interests	Shareholding

Sasamat Capital Corporation	Canada	KHD Humboldt Wedag International Ltd.	58.7	%(1)
KHD Humboldt Wedag International (Deutschland) AG	Germany	KHD Humboldt Wedag International Ltd.	84.2	%(1)
KHD Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	84.2%
Humboldt Wedag Coal & Minerals GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	84.2%
KHD S.A.	Switzerland	KHD Humboldt Wedag International (Deutschland) AG	84.2%
Zementanlagenbau Dessau GmbH	Germany	KHD Humboldt Wedag GmbH	84.2	%(1)
Altmark Industriepark AG	Germany	KHD Humboldt Wedag GmbH	79.8	%(1)
Humboldt Wedag (S.A.) (Pty) Ltd.	South Africa	KHD Humboldt Wedag GmbH	61.9%
ZAB Industrietechnik & Service GmbH	Germany	Zementanlagenbau Dessau GmbH	84.2	%(1)
Tianjin Humboldt Wedag Liyuan Machinery & Technology Ltd.	China	KHD Humboldt Wedag International Ltd.	70%
KHD Humboldt Wedag (Shanghai) International Industries Limited	China	MFC & KHD International Industries Limited	100	%(1)

(1)	Held by our company and/or our subsidiaries.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from changes in interest rates, foreign currency exchange rates and equity prices which may affect our results of operations and financial condition and, consequently, our fair value. We manage these risks through internal risk management policies as well as the use of derivative instruments. We use derivative instruments to manage our exposure to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts.

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

Derivatives

As of December 31, 2006 and 2005, we had foreign currency forward contracts and options with aggregate notional amount of $21,898 and $nil, respectively, with the purpose of covering our payment obligations to the trade suppliers and our export trades receivable. We did not recognize any gain or loss in 2006 and 2005.

Interest Rate Risk

Fluctuations in interest rates may affect the fair value of fixed interest rate financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our financial instrument assets and increase the fair value of our financial instrument liabilities. A decrease in market interest rates may increase the fair value of our financial instrument assets and decrease the fair value of our financial instrument liabilities. Unsecured loans are subject to interest rate risk. An increase in interest rates may increase the risk of defaults on loans. However, since our loans are collateralized and the majority of our loans are at a fixed interest rate, we do not consider that these loans are subject to interest rate risk. Our financial instruments which may be sensitive to interest rate fluctuations are investments, loans, note receivable, long-term payable and debt obligations. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2006 and 2005, respectively, and expected cash flows from these instruments.

	As at December 31, 2006
	Carrying	Fair	Expected Cash Flow(1)
	Value	Value	2007	2008	2009	2010	2011	Thereafter
	(in thousands)

Investments(2)	$90,866	$90,866	$4,031	$4,031	$4,031	$4,031	$10,089	$139,241
Note receivable	8,000	8,000	8,376	—	—	—	—	—
Long-term payable	2,545	2,545	1,875	772	—	—	—	—
Debt obligations	15,246	15,246	1,080	434	2,550	306	12,803	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of investment in the preferred shares of a former subsidiary, net.

	As at December 31, 2005
	Carrying	Fair	Expected Cash Flow(1)
	Value	Value	2006	2007	2008	2009	2010	Thereafter
	(in thousands)

Investments(2)	$34,936	$34,936	$4,900	$4,900	$4,900	$4,900	$4,900	$34,936
Loans(3)	6,820	6,820	306	478	478	478	478	10,213
Debt obligations	9,708	9,786	4,286	153	460	2,720	307	4,709

(1)	Including interest and dividends where applicable.

(2)	Investments consist of debt securities and preferred stock.

(3)	Unsecured loans.

Foreign Currency Exchange Rate Risk

Our reporting currency is the Canadian dollar. We hold financial instruments primarily denominated in U.S. dollars and Euros. A depreciation of such currencies against the Canadian dollar will decrease the fair value of our financial instrument assets and liabilities. An appreciation of such currencies against the Canadian dollar will increase the fair value of our financial instrument assets and liabilities. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments, loans, long-term receivable and debt obligations. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2006 and 2005, respectively, and expected cash flows from these instruments:

	As at December 31, 2006
	Carrying	Fair	Expected Cash Flow(1)
	Value	Value	2007	2008	2009	2010	2011	Thereafter
	(in thousands)

Investments(2)	$2,285	$2,285	$1,713	—	—	—	—	$572
Long-term receivable(3)	10,346	10,346	215	8,767	1,841	—	—	—
Debt obligations(4)	22,036	22,036	6,656	1,881	2,550	306	12,803	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of and equity securities, which are denominated in U.S. dollars, Euros or Indian rupees.

(3)	Long-term receivables are denominated in Euros.

(4)	Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars or Euros.

	As at December 31, 2005
	Carrying	Fair	Expected Future Cash Flow(1)
	Value	Value	2006	2007	2008	2009	2010	Thereafter
	(in thousands)

Investments(2)	$3,047	$3,047	$2,499	—	—	—	—	$548
Loans(3)	9,311	9,311	2,935	478	478	478	478	10,213
Debt obligations(4)	9,708	9,786	4,286	153	460	2,720	307	4,709

(1)	Including interest and dividends where applicable.

(2)	Investments consist of debt securities and equity securities, both of which are denominated in U.S. dollars or Euros.

(3)	Loans are denominated in U.S. dollars or Euros.

(4)	Debt obligations consist of the bonds and other debt, all of which are denominated in U.S. dollars or Euros.

Equity Price Risk

Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 2006 and 2005, respectively, and expected cash flows from these instruments:

	As at December 31, 2006
	Carrying	Fair	Expected Cash Flow(1)
	Value	Value	2007	2008	2009	2010	2011	Thereafter
	(in thousands)

Investments(2)	$96,304	$96,304	$8,822	$4,031	$4,031	$4,031	$10,089	$113,675

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities and preferred shares in a former subsidiary, net.

	As at December 31, 2005
	Carrying	Fair	Expected Future Cash Flow(1)
	Value	Value	2006	2007	2008	2009	2010	Thereafter
	(in thousands)

Investments(2)	$37,983	$37,983	$7,399	$4,900	$4,900	$4,900	$4,900	$35,484

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities.

ITEM 12	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15	Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2006. This evaluation was carried out under the supervision and with the participation of our company’s management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our company’s Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a) — 15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

1.  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets and our consolidated entities;

2.  provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and our directors; and

3.  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, no system of internal control over financial reporting, including those determined to be effective, may prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.  Based on this evaluation, management concluded that, as of December 31, 2006, our company’s internal control over financial reporting was effective.

Our Independent Registered Chartered Accountants have not issued an attestation report on our internal control over financial reporting pursuant to the temporary rules of the U.S. Securities and Exchange Commission that permit us to provide only management’s report for the year ended December 31, 2006.

No change in our internal control over financial reporting occurred as of the end of the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16	[Reserved]

ITEM 16A	Audit Committee Financial Expert

Our board of directors has determined that Silke Brossmann, a member of our audit committee, qualifies as an “audit committee financial expert” and is “independent” as the term is defined in Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Ms. Brossmann has a designation of Controller, IHK (that is, Certified Controller) granted by the German Chamber of Commerce and has completed international accounting standards courses at Steuerfachscheule Dr. Endriss GmbH & Co. KG, a tax and accounting college in Cologne, Germany. She has experience in corporate planning, project control, supervision of financial accounting, reporting analysis, and co-ordination with auditors.

ITEM 16B	Code of Ethics

Code of Ethics

Effective January 27, 2004, our board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our President and Chief Executive Officer (being our principal executive officer), our Chairman, Chief Financial Officer and Secretary (being our principal financial and accounting officer and controller), as well as our other senior officers and persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

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

Our Code of Business Conduct and Ethics requires, among other things, that all of our company’s personnel shall be accorded full access to our President, Chief Executive Officer, Chairman, Chief Financial Officer, and Secretary with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company’s personnel are to be accorded full access to our board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our President, Chief Executive Officer, Chairman, Chief Financial Officer or Secretary.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company’s President, Chief Executive Officer, Chairman, Chief Financial Officer or Secretary. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the chief executive officer or secretary, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our Code of Business Conduct and Ethics by another.

Our Code of Business Conduct and Ethics was filed as Exhibit 11.1 to our 2003 annual report on Form 20-F filed on April 26, 2004. We will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent by mail to: KHD Humboldt Wedag International Ltd., Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, China.

ITEM 16C	Principal Accountant Fees and Services

Our board of directors appointed Deloitte & Touche LLP as our principal accountant to audit our financial statements for the fiscal year ended December 31, 2006. Our former principal accountant, BDO Dunwoody LLP, resigned voluntarily and there were no disagreements between our company and BDO Dunwoody LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. The decision to appoint Deloitte & Touche LLP as our new principal accountant to audit our financial statements was made by our audit committee.

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP for audit services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2006 were $1,022,000 (including all fees related to the audit of our annual financial statements for the fiscal year ended December 31, 2006).

Audit Related Fees

For the fiscal years ended December 31, 2006, Deloitte & Touche LLP did not perform any assurance or related services relating to the performance of the audit or review of our financial statements which are not reported under the caption “Audit Fees” above.

Tax Fees

For the fiscal year ended December 31, 2006, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte & Touche LLP were $nil.

All Other Fees

For the fiscal year ended December 31, 2006, Deloitte & Touche LLP performed non-audit professional services, other than those services listed above, for aggregate fees totalling $48,676.

Audit Committee Pre-approved Procedures

The audit committee pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of “Audit Fees”, “Audit Related Fees”, “Tax Fees” and “All Other Fees” were reviewed and approved by the audit committee before the respective services were rendered and none of such services were approved by the audit committee pursuant to paragraph (c)(7)(i)(c) of Rule 2-01 of Regulation S-X.

The audit committee has considered the nature and amount of the fees billed by Deloitte & Touche LLP, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Deloitte & Touche LLP.

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by Our Company and Affiliated Purchasers

During the year ended December 31, 2006, our board of directors approved the repurchase of up to 400,000 shares of our common stock. The repurchase program commenced on May 11, 2006 and will close on May 11, 2007. In the year ended December 31, 2006, we did not purchase any shares of our common stock pursuant to the announced repurchase program but did repurchase the following shares of our common stock in connection with the disposition of MFC Merchant Bank to Mass Financial:

Total Number of
				Shares Purchased	Maximum Number of
	Total Number	Average Price		as Part of Publicly	Shares that May Yet
	of Shares	Paid per		Announced Plans	Be Purchased Under
Period	Purchased	Share		or Programs	the Plans or Programs

November, 2006	790,000	U.S.$	34.88	Nil	Nil

PART III

ITEM 17	Financial Statements

Financial Statements Filed as Part of the Annual Report:

Report of Independent Registered Chartered Accountants Deloitte & Touche LLP dated March 30, 2007 on the Consolidated Financial Statements of our company as at December 31, 2006

Independent Auditor’s Report of BDO Dunwoody LLP dated March 24, 2006 (except Note 3 which is as at March 21, 2007) on the Consolidated Financial Statements of our company as at December 31, 2005

Independent Auditor’s Report of Peterson Sullivan PLLC dated March 18, 2005 (March 22, 2007 as to the effects of the discontinued operations reclassification) on the Consolidated Financial Statements of our company for the year ended December 31, 2004

Consolidated Balance Sheets at December 31, 2006 and 2005

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 Notes to Consolidated Financial Statements

ITEM 18	Financial Statements

Refer to Item 17 — Financial Statements.

Report of Independent Registered Chartered Accountants

To the Shareholders of
KHD Humboldt Wedag International Ltd.

We have audited the consolidated balance sheets of KHD Humboldt Wedag International Ltd. (the “Company”) as at December 31, 2006 and the consolidated statements of operations, cash flows and shareholders’ equity for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of KHD Humboldt Wedag International Ltd. as at December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

The consolidated financial statements of the Company for the years ended December 31, 2005 were audited by other auditors whose report, dated March 24, 2006, expressed an unqualified opinion on those statements.

The consolidated financial statements of the Company for the years ended December 31, 2004 were audited by other auditors whose report, dated March 18, 2005, expressed an unqualified opinion on those statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 30, 2007

Comment by Independent Registered Chartered Accountants on Canada — United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by adoption of new accounting standards, such as those described in Note 22 to the consolidated financial statements. The Company changed its method of accounting for stock-based compensation during the year ended December 31, 2006 as a result of adopting Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 30, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accounts
Vancouver, Canada
March 30, 2007

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

The financial statements as at December 31, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated March 18, 2005.

/s/  BDO Dunwoody LLP
Chartered Accountants

Vancouver, Canada
March 24, 2006 (except note 3 which is as at March 21, 2007)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
KHD Humboldt Wedag International Ltd. (formerly MFC Bancorp Ltd.)

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity, and cash flows of KHD Humboldt Wedag International Ltd. and Subsidiaries for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of KHD Humboldt Wedag International Ltd. and Subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in Canada, which differ from accounting principles generally accepted in the United States as described in Note 22 to the consolidated financial statements.

/s/  Peterson Sullivan PLLC

Seattle, Washington
March 18, 2005 (March 22, 2007, as to the effects of the discontinued operations reclassification discussed in Note 3 to the consolidated financial statements)

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
	(Canadian Dollars in Thousands)
ASSETS
Current Assets
Cash and cash equivalents	$238,511	$110,372
Restricted cash	18,855	25,067
Securities	4,791	2,499
Loans	—	2,492
Accounts receivable, trade	79,744	40,326
Other receivables	39,505	21,334
Inventories	102,694	42,638
Contract deposits, prepaid and other	28,048	12,676
Future income tax assets	889	8,117
Current assets of discontinued operations	—	196,555

Total current assets	513,037	462,076
Non-current Assets
Securities	647	847
Loans and receivables	10,346	6,820
Real estate held for sale	55,811	31,188
Property, plant and equipment	3,488	11,880
Investment in resource property	33,837	35,341
Equity method investments	583	1,158
Future income tax assets	39,417	13,925
Investment in preferred shares of a former subsidiary	90,866	—
Non-current assets of discontinued operations	—	46,596

Total non-current assets	234,995	147,755

	$748,032	$609,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$282,671	$150,001
Notes payable	632	3,432
Long-term debt, current portion	5,356	1,639
Pension liabilities, current portion	1,939	1,736
Provision for warranty costs, current portion	25,483	23,932
Future income tax liability	—	286
Current liabilities of discontinued operations	—	68,143

Total current liabilities	316,081	249,169
Long-term Liabilities
Long-term debt, less current portion	16,048	5,968
Pension liabilities, less current portion	33,280	29,828
Provision for warranty costs, less current portion	8,445	5,162
Deferred credit, future income tax assets	18,108	—
Future income tax liability	10,698	11,838
Other long-term liabilities	728	269
Long-term liabilities of discontinued operations	—	1,725

Total long-term liabilities	87,307	54,790

Total liabilities	403,388	303,959
Minority Interests	26,180	21,089
Commitments and Contingencies (see Note 17)
Shareholders’ Equity
Common stock, without par value; authorized unlimited number issued and outstanding — 2006: 17,244,068 and 2005: 16,146,261	140,617	98,483
Treasury Stock 2006 and 2005: 2,510,877	(76,629)	(25,636)
Contributed surplus	2,376	—
Equity component of convertible debt	—	146
Retained earnings	252,380	244,158
Currency translation adjustments	(280)	(32,368)

Total shareholders’ equity	318,464	284,783

	$748,032	$609,831

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(Canadian Dollars in Thousands, Except
	Earnings Per Share)

Revenues	$458,544	$384,050	$187,438
Cost of revenues	387,008	332,292	156,757

Gross profit	71,536	51,758	30,681

Other operating income:
Resource property	6,823	5,214	5,395
Real estate properties	2,222	6,437	4,585

	9,045	11,651	9,980

General and administrative expense	35,268	32,251	25,528
Stock-based compensation — general and administrative	2,376	—	—

Operating income	42,937	31,158	15,133

Interest, net	3,479	(1,352)	(1,279)
Other income (expense), net	6,513	6,225	1,337

Income before income taxes and minority interests from continuing operations	52,929	36,031	15,191
Recovery of (provision for) income taxes	(8,370)	(2,085)	3,460

Income before minority interests from continuing operations	44,559	33,946	18,651
Minority interests	(7,466)	(6,187)	(5,876)

Income from continuing operations	37,093	27,759	12,775
Income (loss) from discontinued operations, net of tax	(1,620)	6,438	24,176

Net income	$35,473	$34,197	$36,951

Basic earnings (loss) per share
— from continuing operations	$2.46	$2.04	$0.94
— from discontinued operations	$(0.11)	$0.47	$1.79

	$2.35	$2.51	$2.73

Diluted earnings (loss) per share
— from continuing operations	$2.44	$2.03	$0.94
— from discontinued operations	$(0.11)	$0.47	$1.79

	$2.33	$2.50	$2.73

Weighted average number of common shares outstanding
— basic	15,081,206	13,609,348	13,520,221
— diluted	15,207,726	13,754,693	13,520,221

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2006, 2005 and 2004

						Equity
						Component
	Common Stock		Treasury Stock			of		Currency
	Number of		Number of		Contributed	Convertible	Retained	Translation
	Shares	Amount	Shares	Amount	Surplus	Debt	Earnings	Adjustments	Total
	(Canadian Dollars in Thousands)

Balance at December 31, 2003	15,529,181	$92,250	(2,809,749)	$(30,359)	$—	$—	$173,674	$(17,118)	$218,447
Net income	—	—	—	—	—	—	36,951	—	36,951
Issuance of convertible debt, equity component	—	—	—	—	—	186	—	—	186
Shares issued for conversion of bonds	965,837	16,904	—	—	—	(40)	—	—	16,864
Repurchase of shares	(406,000)	(10,058)	—	—	—	—	—	—	(10,058)
Shares re-issued as a result of liquidation of a subsidiary	—	(1,932)	297,877	4,707	—	—	—	—	2,775
Translation adjustment	—	—	—	—	—	—	—	4,920	4,920
Pre-consolidation income of purchased subsidiaries	—	—	—	—	—	—	81	—	81
Adjustment to the recorded value of assets distributed	—	—	—	—	—	—	(745)	—	(745)

Balance at December 31, 2004	16,089,018	97,164	(2,511,872)	(25,652)	—	146	209,961	(12,198)	$269,421
Net income	—	—	—	—	—	—	34,197	—	34,197
Repurchase of shares	(1,500)	(34)	—	—	—	—	—	—	(34)
Shares issued for increase of equity interest in subsidiaries	58,743	1,353	—	—	—	—	—	—	1,353
Shares issued for cash	—	—	995	16	—	—	—	—	16
Translation adjustment	—	—	—	—	—	—	—	(20,170)	(20,170)

Balance at December 31, 2005	16,146,261	98,483	(2,510,877)	(25,636)	—	146	244,158	(32,368)	$284,783
Net Income	—	—	—	—	—	—	35,473	—	35,473
Distribution of Mass Financial Corp. (See Notes 1 and 3)	—	—	1,571,128	10,878	—	—	(25,923)	25,923	10,878
Disposition of MFC Merchant Bank S.A.	—	—	—	—	—	—	(1,328)	—	(1,328)
Shares received as a partial consideration on disposition of MFC Merchant Bank S.A.	781,128	30,761	(1,571,128)	(61,871)	—	—	—	—	(31,110)
Shares issued for conversion of bonds	146,301	4,128	—	—	—	(146)	—	—	3,982
Shares issued for increase of equity interest in a non-wholly-owned Canadian subsidiary	85,000	3,593	—	—	—	—	—	—	3,593
Shares issued for increase of equity interest in an equity method investee	13,105	449	—	—	—	—	—	—	449
Shares issued to extinguish debt	72,273	3,203	—	—	—	—	—	—	3,203
Stock-based compensation	—	—	—	—	2,376	—	—	—	2,376
Translation adjustment	—	—	—	—	—	—	—	6,165	6,165

Balance at December 31, 2006	17,244,068	$140,617	(2,510,877)	$(76,629)	$2,376	$—	$252,380	$(280)	$318,464

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2005 and 2004
(Canadian Dollars in Thousands)

	2006	2005	2004
Cash flows from operating activities
Income from continuing operations	$37,093	$27,759	$12,775
Adjustments for:
Amortization and depreciation	2,933	3,234	4,090
Minority interests	7,466	6,187	5,876
Gain on short-term securities	(1,038)	(29)	—
Gain on debt settlement	—	(3,021)	(84)
Loss on real estate held for sale	4,431	—	—
Stock-based compensation	2,376	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(2,456)	(1,018)	—
Restricted cash	8,394	(14,038)	(6,036)
Receivables	(36,623)	(13,439)	(6,054)
Inventories	(50,743)	(38,650)	(571)
Real estate held for sale	—	2,357	(330)
Accounts payable and accrued expenses	100,766	72,363	32,727
Provision for warranty costs	1,408	19,575	(1,350)
Future income taxes	(1,919)	(995)	(4,409)
Contract deposits, prepaid and other	(12,588)	5,378	(18,754)
Other	(4,057)	573	(66)

Cash flows provided by operating activities	55,443	66,236	17,814
Cash flows from investing activities
Net decrease (increase) in loans	—	6,508	(8,958)
Sales (purchases) of long-term securities, net	(77)	3	(3,722)
Purchases of property, plant and equipment	(2,863)	(2,573)	(2,189)
Disposition of subsidiaries, net of cash disposed	31,081	—	—
Purchases of subsidiaries, net of cash acquired	(8,959)	(4,078)	15,412
Other	(1,028)	—	—

Cash flows (used in) provided by investing activities	18,154	(140)	543
Cash flows from financing activities
Borrowings	32,883	—	7,600
Debt repayments	(20,632)	(7,847)	(5,196)
Issuance (repurchase) of common stock, net	—	(34)	(10,058)
Issuance of shares by a subsidiary	—	—	1,392
Other	215	(424)	—

Cash flows (used in) provided by financing activities	12,466	(8,305)	(6,262)
Cash flows (used in) provided by operating activities of discontinued operations	(12,642)	1,198	42,396
Cash flows (used in) provided by investing activities of discontinued operations	(100,083)	(5,124)	13,607
Cash flows (used in) provided by financing activities of discontinued operations	18,241	(18,785)	6,570
Exchange rate effect on cash and cash equivalents	20,382	(24,252)	(4,398)

Increase in cash and cash equivalents	11,961	10,828	70,270
Cash and cash equivalents, beginning of year	226,550	215,722	145,452

Cash and cash equivalents, end of year	$238,511	$226,550	$215,722

Cash and cash equivalents at end of year consisted of:
Continuing operations	$238,511	$110,372	$70,876
Discontinued operations	—	116,178	144,846

	$238,511	$226,550	$215,722

Supplemental disclosure with respect to cash flows (See Note 1)

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	The Company and Summary of Significant Accounting Policies

The consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles (“GAAP”) applicable in Canada. The dollar amounts are stated in Canadian dollars (except otherwise indicated), as rounded to the nearest thousand (except per share amounts).

Nature of Operations

KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, “the Company”) operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries.

In March 2004, the Company acquired a controlling interest in KHD Humboldt Wedag International (Deutschland) AG (“KHDID”, formerly MFC Industrial Holdings AG). KHDID, through its major subsidiaries, KHD Humboldt Wedag AG group of companies, together with the Company’s direct subsidiary, KHD Humboldt Wedag International GmbH and its subsidiaries, are engaged in the business of industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. KHD Humboldt Wedag AG and KHD Humboldt Wedag International GmbH, with their subsidiaries, are collectively known as “KHD” in these financial statements.

Until January 31, 2006, the Company also operated in the financial services industry, including merchant banking, financial advisory services, proprietary investing, and trading activities, on an international basis through the Company’s banking and trading subsidiaries.

In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, Mass Financial Corp. (“Mass Financial”, formerly Sutton Park International Ltd.) entered into a restructuring agreement and a share exchange agreement. Upon the closing of the agreements, Mass Financial held all the financial services business of the Company, except for MFC Merchant Bank S.A. (“MFC Bank”) and the Company’s investment in resource property; and the Company held preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to shareholders of the Company on pro rata basis. (See Note 3.)

In November 2006, the Company sold its equity interest in MFC Bank to Mass Financial. (See Note 3.)

For reporting purposes, the results of operations of Mass Financial and MFC Bank have been presented as discontinued operations. Accordingly, prior period financial statements, including business segment information as disclosed in Note 19, have been reclassified to reflect this change.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company consolidates a variable interest entity when the Company has a variable interest that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, in compliance with Accounting Standards Board’s (“AcSB”) Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities. An entity is a variable interest entity and accordingly, is subject to consolidation according to AcG 15 when, by design, the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or the holders of the equity investment at risk, as a group, lack any characteristics of a controlling financial interest. All significant intercompany accounts and transactions have been eliminated.

When a subsidiary issues shares to interests outside the Company, the effect of the change in the Company’s interest as a result of the share issuance enters into the determination of consolidated net income.

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

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2003, the board of directors declared a distribution of assets consisting of the shares in a subsidiary with a carrying value of $64,718 and an investment in an equity method investee with a carrying value of $7,012, totalling $71,730. Both entities are involved in natural resources production. In December 2004, the Company completed the distribution of the shares. An adjustment of $745 was made to increase the carrying value of the assets distributed to reflect the change in the carrying value since December 2003.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and are generally interest bearing. The Company regularly maintains cash balances in financial institutions in excess of insured limits. The cash and cash equivalents amounts included highly liquid money market funds of $54,272 and $nil as of December 31, 2006 and 2005, respectively.

Restricted cash at December 31, 2006 and 2005 was provided as security for the performance of industrial plant engineering and equipment supply contracts.

Securities

Securities are classified, based on management’s intentions, as short-term securities and long-term investment securities. Gain and loss on sales of securities are recognized on the average cost basis on the settlement dates.

Short-term marketable securities are carried at the lower of aggregate cost or quoted market value. Short-term unlisted investments are carried at the lower of cost or estimated net realizable value.

Long-term investment securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. Equity securities are stated at cost unless there has been an other than temporary decline in value, at which time the security is written down and the write-down is included in the results of operations.

Loans and Receivables

Loans are stated at their principal balances net of any allowances for credit losses, accrued interest, reimbursable expenses and unamortized loan fees. Receivables are stated at their principal balances net of any allowance for credit losses. Receivables are considered past due on an individual basis based on the terms of the contracts.

Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest. Whenever a contractual payment is 90 days past due, loans are automatically classified as impaired unless they are fully secured and in the process of collection. When a loan is deemed impaired, its carrying amount is reduced to its estimated realizable value, measured by discounting the expected future cash flows at the effective interest rate of the loan or, as a practical expedient, based on a loan’s observable market price or the fair value of collateral if the loan is collateral dependent. In subsequent periods, any increase in the carrying value of the loan is credited to the provision for credit losses. Impaired loans are returned to performing status when there is no longer reasonable doubt regarding timely collection of principal and interest, all amounts in arrears including interest have been collected, and all charges for loan impairment have been reversed. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on the accrual basis when there is no longer any reasonable doubt regarding collectibility of principal and interest, and payments are not 90 days past due. Collateral is obtained for loans and receivables if, based on an evaluation of credit-worthiness, it is considered necessary for the overall credit facility.

Assets acquired in satisfaction of loans are recorded at the lesser of their fair value at the date of transfer or the carrying value of the loan. Any excess of the carrying value of the loan over the fair value of the assets acquired is written off. Operating results and gains and losses on disposal of such assets are treated as write-offs and recoveries.

Interest income from loans is recognized when earned using the effective interest method unless the loan is classified as impaired at which time recognition of interest income ceases. Interest on impaired loans is credited to the carrying value of the loan when received. Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized in income unless the yield on any loans retained by the Company is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fee is deferred and amortized to interest income over the term of the loan.

Trade accounts receivables are net of an allowance for doubtful accounts, if any. The Company performs ongoing credit evaluation of customers and adjusts the allowance accounts for specific customer risks and credit factors.

Allowance for Credit Losses

The Company’s allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in the Company’s credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans or receivables but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

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

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. These instruments are either exchange-traded or negotiated. Derivatives may be designated as hedges, provided certain criteria are met. As at December 31, 2006 and 2005, the Company has derivative financial instrument (foreign currency forward contracts and options) with aggregate notional amounts of $21,898 and $nil, respectively, and no derivatives have been designated as hedges.

Inventories

Inventories consist of construction raw materials, work-in-progress (costs and estimated earnings in excess of billings on uncompleted contracts), and finished goods. Inventories are recorded at the lower of cost (specific item basis and first-in first-out methods) or estimated net realizable value and consist of the following at December 31:

	2006	2005

Raw materials	$6,318	$4,812
Work in progress	96,086	37,536
Finished goods	290	290

	$102,694	$42,638

Real Estate Held for Sale

Real estate held for sale is stated at the lower of cost and fair value. The fair value measurement includes market value, appraisal value or estimated net realizable value. No write-down has been recorded in these consolidated financial statements. Profit or loss on sales of real estate is recognized when the amount of revenue is determinable, certain down payment requirements are met, collection of the proceeds of sale is reasonably assured, all other significant conditions and obligations are met, and no significant further involvement remains with respect to the real estate being sold. Gain or loss on sale of the real estate held for sale is included in other operating income — real estate properties.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, net of accumulated depreciation. Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write-downs to fair value are charged to the results of operations. No such losses have been recorded in these consolidated financial statements.

Property, plant, and equipment are depreciated according to the following lives and methods:

	Lives	Method

Buildings	25 years	straight-line
Investment property (building portion)	25 years	straight-line
Manufacturing plant equipment	3 to 20 years	straight-line
Office equipment	3 to 10 years	straight-line

Depreciation and amortization expense of property, plant and equipment amounting to $2,706 in 2006, $3,234 in 2005, and $3,387 in 2004, is included in cost of sales and general and administrative expenses, as applicable. Repairs and maintenance are charged to expense as incurred.

Rental income received from investment property is included in other operating income — real estate properties.

Resource Property

Resource property is stated at cost and represents the Company’s direct and indirect royalty interest in a Canadian iron ore mine which will expire in 2055. Prior to October 2006, the investment in resource property represented an investment in preferred shares. The iron ore deposit is currently leased to an unincorporated joint venture of steel producers and a steel trader under certain lease agreements which will expire in 2055. Until October 2006, the Company collected a fixed dividend of $4,900 per annum, plus a participating dividend, on the preferred shares. After October 2006, the Company collects the royalty payment directly from the joint venture based on a pre-determined formula. Amortization is provided on the straight-line basis over its estimated economic life. The amortization method and estimate of the useful life of the resource property is reviewed annually. Amortization commenced in November 2006 and amortization expense was $227 in 2006. The resource property is tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write-downs to fair value are charged to the results of operations. No such losses have been recorded in these consolidated financial statements.

Asset Retirement Obligations

The Company accounts for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets under Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3110, Asset Retirement Obligations. Under these rules, a reasonable estimate of fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount. In periods subsequent to initial measurement, the Company recognizes period-to-period changes in the liability for an asset retirement obligation resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company does not currently have any material asset retirement obligations.

Goodwill

Goodwill represents the difference between the acquisition cost of a business and the fair value of its net tangible assets after an allocation has been made for tangible and intangible assets with indefinite and finite lives. Goodwill is not amortized but is subject to fair value impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. If any potential impairment is identified, the amount of the impairment is quantified by comparing the carrying value of goodwill to its fair value based on the fair value of the assets and liabilities of the reporting unit. Any impairment of goodwill is charged to the results of operations in the period in which the impairment is determined.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible Debt

The Company’s convertible bonds include both debt and equity components. The proceeds from the bonds have been allocated to those components on a relative fair value basis. Over the term of the debt obligation, the debt component will be accreted to the face value of the convertible bonds.

Revenue Recognition

Revenues are derived from providing industrial plant engineering services and equipment supply. The revenue is recognized under the percentage of completion method, measured by costs incurred to date to total estimated cost for each contract. Effect of any changes in estimates of contract price or cost to complete is recognized in the period when the change is determined by management.

Cost of revenues include all direct material, labour costs and selling expenses as well as any other direct and indirect cost attributable to each individual contract. General and administrative expenses are charged to expense when incurred. If estimated costs to complete a contract indicate a loss, provision is made in the current period for the total anticipated loss. This method is used as management considers total cost to be the best available measure of progress on contracts.

The revenues are reported on net of sales taxes basis.

Provision for Warranty Costs

The contracts and services of the Company’s industrial plant engineering and equipment supply business are typically covered by product and service warranty that is typically for a one year period, starting with commissioning. Many of the Company’s construction contracts guarantee the plants for a predefined term against technical problems. Each contract defines the conditions under which a customer may make a claim. The provision is calculated per contract based on experience with past contracts. A liability for the estimated warranty expenses is established when the contracts and services are performed and completed, and the warranty expenses are charged to the cost of sales.

Research and Development Costs

Research and development costs are charged to general and administrative expenses when incurred. The Company incurred research and development costs of $4,520, $3,978 and $2,326 in 2006, 2005 and 2004, respectively. There are no development costs which meet the criteria for deferral.

Employee Future Benefits

The Company has one defined benefit pension plan for employees of certain KHDID companies in Germany who were hired prior to 1997. Employees hired after 1996 are not eligible for such benefits. The liability recognized in the consolidated balance sheet with respect to the defined benefit plan is the present value of the defined obligation at the balance sheet date. The Company relies on independently prepared actuarial reports to record pension costs and pension liabilities, using the projected benefit method prorated on services (also known as the projected unit credit method). The report is prepared based on certain demographic and financial assumptions. The variables in the actuarial computation include demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate, and future salary.

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

Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency amounting to $2,320, $1,876 and $1,306 in 2006, 2005 and 2004, respectively, have been included in other income (expenses) in the consolidated statements of income.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Taxes on Income

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in these consolidated financial statements. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses to be carried forward to future years for tax purposes that are more likely than not to be realized using expected tax rates in which the temporary differences are expected to be recovered or settled.

Any excess of the value of income tax assets which management believes is more likely than not to be realized, over the consideration paid for such assets, is recorded as a deferred credit and recognized in the statement of operations in the same period that the related tax asset is realized.

The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognises the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realised. The Company includes interest charges and penalties on current tax liabilities, if any, as a component of financing costs.

Stock-Based Compensation

The Company has a stock-based compensation plan which is described in Note 16. The Company follows CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which requires share-based transactions to be measured on a fair value basis using an option-pricing model. Stock based payments to non-employees are to be expensed based on the fair value of shares or options issued. The stock-based compensation expenses are classified as general and administrative expenses.

Earnings Per Share

Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted under the treasury stock method and convertible debt. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The dilutive effect of a convertible debt is computed under the if-converted method. However, such potential dilution is not recognized in a loss year.

In 2006, the Company reported discontinued operations and, accordingly, the Company has reclassified all years presented to give effect to the comparative presentation of those discontinued operations. The Company uses income before discontinued operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year presented. Because the Company is reclassifying prior years’ financial statements for the presentation of discontinued operations, diluted earnings per share may not be consistent with that which was originally presented.

Supplemental Disclosure with Respect to Consolidated Statement of Income

	2006	2005	2004

Foreign currency translation gains, net	$2,320	$1,876	$1,306
Gain on securities, net	1,038	29	—
Fee income	1,732	374	409
Gain on debt settlement	—	3,020	—
Other income	3,921	1,316	418
Write-off of a receivable	(2,369)	—	—
Other expenses	(129)	(390)	(796)

	$6,513	$6,225	$1,337

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to allowance for credit losses, fair value of financial investments, provisions for warranties, pension liabilities, other than temporary impairments of investment securities, accounting for construction contracts, and valuation of commodity investments, property, plant and equipment, resource property, goodwill, future income tax and provision for income taxes, among other items. Therefore, actual results could differ from those estimates.

Supplemental Disclosure with Respect to Consolidated Statement of Income

	2006	2005	2004

Foreign currency translation gains, net	$2,320	$1,876	$1,306
Gain on securities, net	1,038	29	—
Fee income	1,732	374	409
Gain on debt settlement	—	3,020	—
Other income	3,921	1,316	418
Impairment of other receivable	(2,369)	—	—
Other expenses	(129)	(390)	(796)

Other income (expense), net	$6,513	$6,225	$1,337

Supplemental Disclosure with Respect to Cash Flows

Interest paid on a cash basis was $2,480, $4,410 and $3,723 in 2006, 2005 and 2004, respectively. Income tax of $895, $1,268 and $nil was paid in 2006, 2005 and 2004 respectively.

In addition to nonmonetary transactions that are disclosed elsewhere in these consolidated financial statements, the Company had the following nonmonetary transactions.

Nonmonetary transactions in 2006 were: (1) the Company exchanged its minority equity interest in and shareholder loans to a unlisted company amounting to $11,710 for two notes receivable due from the company and entitlements to proceeds from sales of certain equity securities in three public companies totalling $11,170 (the “Assets Exchange Transaction”) and no gain or loss was recognized; (2) the Company issued 72,273 common shares to extinguish debt due to a third party; (3) the distribution of common shares in Mass Financial to shareholders of the Company and the sale of MFC Bank (see Note 3); (4) the acquisition of Cade Struktur Corporation (see Note 2) and (5) the acquisition of additional shares in a non-wholly-owned Canadian subsidiary (see Note 21). Nonmonetary transactions in 2005 were: (1) the disposition of a wholly owned subsidiary to a third party for $3,106, consisting of cash of $1,311 and a receivable of $1,795, and a loss of $749 was recognized; (2) the issuance of 4,454 Company’s shares valued at $127 to acquire an additional 0.5% equity interest in a 95% owned subsidiary; (3) the settlement with another third party whereby, among other things, the Company took over certain indebtedness owed to the third party by the Company and its subsidiaries, resulting in a gain of $3,021; and issued 54,289 Company’s shares valued at $1,226 in exchange for the third party’s 23% equity interest in the Company’s 62% owned subsidiary, and (4) the receipt of shares in a publicly-traded company, valued at $129, by our banking subsidiary as deferred revenue. Nonmonetary transactions in 2004 were: (1) the liquidation of a non-wholly owned subsidiary and subsequent distribution of common stock of the Company owned by the subsidiary to minority shareholders of the subsidiary, resulting in an increase to common stock of $2,775, (2) the conversion of a $2,074 loan receivable into shares of common stock of a company accounted for using the equity method, and (3) the conversion of a $2,442 loan receivable into shares of common stock of a company acquired in 2004.

Reclassifications

Certain 2005 and 2004 amounts have been reclassified to conform to the 2006 presentation.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future Changes to Accounting Standards

Financial Instruments

AcSB issued CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, which establish the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

AcSB issued CICA Handbook Section 3861 Financial Instruments — Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

AcSB issued CICA Handbook Section 3862, Financial Instruments — Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instrument — Recognition and Measurement, Section 3863, Financial Instruments — Presentation, and Section 3865, Hedges.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

AcSB issued CICA Handbook Section 3863, Financial Instruments — Presentation, which is to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Management is assessing how the Company’s financial reports will be affected by the new recommendations.

Hedges

AcSB issued CICA Handbook Section 3865, Hedges, which describe when and how hedge accounting may be applied. The section is effective for years beginning on or after October 1, 2006. Management is assessing how the Company’s financial reports will be affected by the new recommendation.

Shareholders’ Equity

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

AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity’s capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Management is assessing how the Company’s financial reports will be affected by the new recommendations.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting Changes

AcSB issued CICA Handbook Section 1506. The main features of this new standard are (a) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (b) changes in accounting policy are applied retrospectively unless doing so is impracticable (as defined in the section); (c) prior period errors are corrected retrospectively; and (d) new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard is effective for fiscal years beginning on or after January 1, 2007. Management is assessing how the Company’s financial reports will be affected by the new recommendation.

Investments

AcSB issued CICA Handbook Section 3051 to replace Section 3050 and to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management is analyzing the requirements of this section and believes that its adoption will not have any significant impact on the Company’s financial statements.

Variable Interest Entities

In EIC-163, Determining the variability to be considered in Applying AcG-15, Consolidation of Variable Interest Entities, EIC reached a consensus that variability to be considered in applying AcG-15 shall be based on an analysis of the design of the entity as outlined in the following steps: (1) analyze the nature of the risks in the entity, and (2) determine the purpose(s) for which the entity was created and determine the variability (created by the risks identified in step 1) the entity is designed to create and pass along to its interest holders. This abstract is effective beginning the first day of the first interim or annual reporting period beginning on or after January 1, 2007. Management is analyzing the requirements of this new abstract.

Note 2.	Acquisitions of Subsidiaries

In October 2006, the Company increased its common share holding position in Cade Struktur Corporation (“Cade”) from 49% to 100%. The Company paid a total consideration of $450 comprising $1 in cash and $449 in 13,105 common shares of the Company for the acquisition of this 51% common shares position in Cade through a plan of arrangement. The acquisition is not considered a material acquisition. Cade is a Canadian corporation whose major asset is its investment in 0764509 B.C. Ltd. (“BC Ltd”). The Company has consolidated Cade since its acquisition in October 2006. No goodwill nor other intangible assets were recorded as a result of this acquisition. The Company and Cade merged in December 2006.

BC Ltd is a Canadian corporation is in the business of manufacturing and sale of vital sign monitoring systems. After the Company acquired the shares of Cade, the Company transferred certain royalty interests in a Canadian iron ore mine to BC Ltd. Cade currently owns 35% of the issued and outstanding common shares of BC Ltd., as well as 59,800 cumulative, retractable non-voting Series A Preferred Shares and one cumulative, retractable non-voting Series B preferred share. The Series A Preferred Shares of BC Ltd carry an annual floating rate dividend initially set at 18% of the face value of the Series A preferred shares, subject to adjustments, and are retractable by the holder at the initial issue price of $1,000 per share. The Series B Preferred Shares of BC Ltd carry an annual dividend of 6% and are retractable by the holder at the then current redemption price, which is initially set at $1.00 and will be increased by the amount of any award that becomes payable in connection with the legal proceedings as defined in the purchase and sale agreement. The Company has determined that BC Ltd, by design, is a variable interest entity and the Company is the primary beneficiary. Accordingly, the Company consolidates BC Ltd. BC Ltd did not have any net tangible assets on the acquisition date. BC Ltd has a tax loss carryforward of approximately 54,038. The future income tax asset related to these losses is offset by a deferred credit for income taxes.

During 2006, the Company purchased 590,082 common shares in a non-wholly-owned Canadian subsidiary by issuance of 85,000 common shares of the Company valued at $3,593, which increased the Company’s ownership in the subsidiary from 50.5% to 58.7%. Mass Financial arranged the purchase on behalf of the Company and earned a fee of $157, paid in 3,723 common shares of the Company out of the total 85,000 common shares issued.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.	Discontinued Operations — Disposition of Financial Services Operations

In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. In connection with the distribution, the Company ensured that the Company preserved its entitlement to Mass Financial’s exempt surplus earned in respect of the Company and that inter-corporate indebtedness between the Company and Mass Financial be eliminated in a tax-efficient basis. Pursuant to this resolution, the Company and Mass Financial entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement. At the time of the share exchange, the Company’s carrying amount of its investment in Mass Financial was $218,789 (including a currency translation adjustments loss of $25,923). The Company’s equity interest in Mass Financial was exchanged for preferred shares in Mass Financial with an exchange value of $192,866. The share exchange was accounted for as a related party transaction pursuant to CICA Handbook Section 3840, Related Party Transactions, Accordingly, the difference of $25,923 between the carrying amount of assets surrendered and the exchange value of the preferred shares received was charged to retained earnings. Upon the closing of the restructuring and share exchange agreements, Mass Financial held all the financial services business of the Company, except for MFC Bank and the Company’s investment in a resource property; and the Company held all Class B preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to shareholders of the Company on a pro rata basis by way of a dividend in kind of a nominal amount. Included in the assets of Mass Financial on the distribution date were 1,571,128 common shares of the Company with a carrying amount of $10,878. In February 2006, $65,000 of the Class B preferred shares in Mass Financial were redeemed and the payment was effected by setting off $65,000 owing to Mass Financial by the Company under the set-off agreement. Upon completion of all agreements, the Company owns 127,866,000 Class B preferred shares in Mass Financial with a carrying value of $127,866.

The Class B preferred shares of Mass Financial, which are issued in series, are non-voting and pay an annual dividend of 4.4367% on December 31 of each year, commencing December 31, 2007. Mass Financial may, at its option and at any time, redeem all or any number of the outstanding Class B preferred shares. Beginning December 31, 2011 and each year thereafter, the holder of Class B preferred shares is entitled to cause Mass Financial to redeem up to that number of Class B preferred shares which have an aggregate redemption amount equal to but not exceeding 6 2/3% of $127,866. In the event of liquidation, dissolution or winding up of Mass Financial, the holder of the Class B preferred shares is entitled to receive in preference and priority over the common shares and Class A common shares of Mass Financial, an amount equal to the Class B redemption amount plus any declared and unpaid dividends thereon. No class of shares may be created or issued ranking as to capital or dividend prior to or on parity with the Class B preferred shares without the prior approval of holder of the Class B preferred shares. Mass Financial preferred shares are classified as a financial liability instrument by Mass Financial under CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, as the preferred shares are retractable by the holder.

The Company’s investment in the Class B preferred shares is carried at cost less adjustments for impairment, if any.

Pursuant to the loan agreement and pledge agreement, the Company had an inter-corporate indebtedness due to Mass Financial of $37,000 as at December 31, 2006, as evidenced by a promissory note. The promissory note bears interest at 4.4367% per annum, with the first annual payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, the Company will repay a principal amount of $2,467 each year, over a 15-year period. Under the pledge agreement, the Company deposits in pledge with Mass Financial the collateral (the Company’s investment in Class B preferred shares in Mass Financial) to be held for the benefit of Mass Financial as continuing security for the due payment of the promissory note.

Under the letter agreement, the Company and Mass Financial agreed that at any time the Company repays to Mass Financial any portion of the principal amount of the promissory note, Mass Financial shall redeem not less than $3.34784 Class B preferred shares for every $1 promissory note repaid. The two parties also agreed that at any time Mass Financial redeems or retracts its Class B preferred shares, the Company shall repay to Mass Financial $0.2987 of the promissory note for every $1 Class B preferred shares redeemed. Since the Company meets the criteria outlined in CICA Handbook Section 3860, the Company’s investment in Mass Financial preferred shares are offset and reduced by the promissory note owing to Mass Financial and the net amount is reported in the Company’s consolidated balance sheet.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following the distribution of Class A common shares in Mass Financial to the shareholders of the Company, Mass Financial has agreed to provide certain management services to the Company. Firstly, Mass Financial agreed to provide management services in connection with the investment in MFC Bank in consideration for the Company paying Mass Financial 15% of the after tax profits of MFC Bank and a right of first refusal. The right of first refusal granted Mass Financial an option whereby Mass Financial had the right to: (i) purchase MFC Bank on the same terms as any bona fide offer from a third-party purchaser acceptable to the Company; or to (ii) assist in the sale, if ever, of MFC Bank for an additional service fee of 5% of the purchase price. This agreement was terminated in November 2006 when the Company sold its equity position in MFC Bank to Mass Financial. Prior to the sale of MFC Bank, there were no fees paid to Mass Financial.

Secondly, Mass Financial agreed to provide management services to Cade in connection with the review, supervision and monitoring of the royalty earned by Cade in connection with the Company’s investment in resource property. The Company agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that Cade receives in connection with the royalty in consideration for the management services. The Company and Cade paid Mass Financial total fees of $796 in connection with these services in 2006.

The services agreement provides that the agreement may be terminated at any time if agreed to in writing by both parties. The Company also has the right to terminate the services agreement at any time upon at least six months prior notice after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.

Pursuant to the terms of the restructuring agreement, the Company and Mass Financial agreed that all current and outstanding guarantees issued by the respective parties would continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties have agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was only one outstanding guarantee of $1,230 which has been issued by the Company on behalf of a 27.8% equity method investee of Mass Financial and this guarantee expired in March 2007.

In November 2006, the Company completed the sale of its entire equity interest in MFC Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the Company’s carrying value of its investment in MFC Bank as of September 30, 2006 of $77,902 and comprised cash of $38,792 ($31,081 paid in November 2006 and $7,711 to be paid on or before the Payment Date (which is defined as the day which is earlier of 30 calendar days after (i) the date on which a triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of $8,000 due November 2007 bearing interest at 5% per annum and 790,000 common shares of the Company valued at an initial share value of $31,110. The initial valuation of 790,000 common shares of the Company is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the Payment Date. At the time of the sale, the Company’s carrying amount of its investment in MFC Bank was $77,309. The sale was accounted for as a related party transaction pursuant to CICA Handbook Section 3840. Accordingly, the difference of $593 between the carrying amount of assets surrendered and the exchange value of the assets received and related income taxes of $1,921 were charged to retained earnings. The wholly-owned subsidiary of Mass Financial has a put option to sell 9.9% of the common shares in MFC Bank to the Company for $7,711 on the Payment Date. MFC Bank is a Switzerland-based bank and its business is subject to the supervision of the banking commission in Switzerland.

At the time of the sale of MFC Bank, MFC Bank held approximately 20% equity interest in a non-wholly-owned German subsidiary of the Company. It was the intention of both parties that the economic interest in the German subsidiary held by MFC Bank be retained by the Company. To achieve this objective, the Company subscribed for shares in a subsidiary of Mass Financial that track the benefits from this 20% equity position in the German subsidiary. These shares entitle the Company to retain its commercial and economic interest in and benefits from this 20% equity position in the German subsidiary, net of related costs and taxes (the “Tracking Stock Participation”). The total consideration for the tracking stock subscription was $10,904 (which was the carrying value to the Company), of which $9,896 was paid in November and $1,008 was unpaid as of December 31, 2006 (but paid in February 2007). Under the tracking stock agreement, the Company is the beneficiary, the stock trading company is the debtor and Mass Financial is the guarantor. Furthermore, MFC Bank granted to the Company the right to acquire common shares in the German subsidiary at fair market value and a right of first refusal in case of a potential sale or other disposal of common shares in the German subsidiary by MFC Bank. The price payable by the

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company will be offset against the Tracking Stock Participation and therefore will be commercially netted to $nil, except for related costs and taxes, if any.

There was no tax effect on the dispositions of Mass Financial and MFC Bank.

As at December 31, 2006, the Company owned all Series 2 Class B preferred shares of Mass Financial. In October 2006, the Company received 35,000 Class A common shares in Mass Financial in the Asset Exchange Transaction, of which 16,618 Class A common shares were sold in 2006 with remaining 18,382 Class A common shares sold in January 2007. Other than these Class A common shares which were classified as short-term securities for trading purpose, the Company did not hold any common shares nor Class A common shares in Mass Financial. Mass Financial owned 781,128 common shares (approximately 5.3%) in the Company. Effective January 31, 2006 and as of December 31, 2006, there is one common director and one common officer between the Company and Mass Financial. The Company and Mass Financial are considered as related parties. Management of the Company is of opinion that Mass Financial does not control the Company.

For reporting purposes, the results of operations of Mass Financial and MFC Bank have been presented as discontinued operations. For 2006, 2005 and 2004, the revenues of $40,339, $552,451 and $497,145, respectively; and the pre-tax profit of $556, $8,130 and $23,941, respectively, were reported in discontinued operations.

Note 4.	Securities

Short term marketable securities consisted of publicly-listed common shares securities in six companies (2005: four companies) of $4,791 and $1,049 as at December 31, 2006 and 2005, respectively. The carrying value of these marketable securities was written down to their quoted market value as at December 31, 2006 and 2005.

As at December 31, 2005, the Company had a short-term investment in the common shares of a unlisted company with estimated net realizable value of $1,450. This investment was exchanged for other assets in the Asset Exchange Transaction in 2006 (See Supplemental Disclosure with Respect to Cash Flows in Note 1).

All of the long-term securities are in unlisted entities and are related to the Company (holding more than 10% equity positions in these related entities — Note 21). The Company invested $647 and $548 in common shares of three companies at December 31, 2006 and 2005, respectively. As at December 31, 2005, the Company had an investment of $299 in preferred shares of a corporation which became a wholly-owned subsidiary in 2006. The carrying value of these unlisted investments approximated their estimated realizable value.

Note 5.	Loans and Long-Term Receivables

	2006	2005

Loans, collateralized by traded securities, receivables, inventories and other tangible assets, due from two companies ($6,820 from one company) at December 31, 2005	$—	$9,312
Payment-in-kind notes	10,346	—

	$10,346	$9,312

Current	$—	$2,492
Long-Term	10,346	6,820

	$10,346	$9,312

The current loans receivable as of December 31, 2005 was due from an affiliate in which the Company has a less than 20% equity interest.

In the Asset Exchange Transaction (See Supplemental Disclosure with Respect to Cash Flows in Note 1), the Company surrendered loans (which had an aggregate balance of $6,820 as of December 31, 2005 and were included in total assets of $11,710 surrendered) due from a third party corporation and received two payment-in-kind notes (which had an aggregate value of $9,649 as of the date of the exchange and $10,436 as of December 31, 2006 (difference arising from fluctuation in exchange rates) and were included in the total assets of $11,710 received) from the same corporation. Both notes bear interest at 6-month Euribor (which was 3.853% as at December 31, 2006). One note of $8,553 is due in January 2008 while the other note of $1,793 is due in January 2009. The notes are convertible into the shares of the parent company of the corporation (“Parentco”, which is a publicly-listed

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

company) at the option of either Parentco or the Company at the average closing price or fair market value of Parentco. The notes are classified as long-term receivables.

Note 6.	Other Receivables

	2006	2005

Investment income	$—	$1,285
Sale of MFC Bank (See Note 3)	15,711	—
Government taxes	4,868	4,895
Due from affiliates	5,683	10,545
Royalties from resource property	5,142	—
Sale of an investment	1,962	—
Other	6,139	4,609

	$39,505	$21,334

Except for the receivable from Mass Financial in connection with the sale of MFC Bank, the receivables generally arise in the normal course of business and are expected to be collected within one year from the year end. Due from affiliates included $641 and $10,227 due from a 19% owned affiliate as at December 31, 2006 and 2005, respectively (See Note 21, Related Party Transactions).

Note 7.	Contract Deposits, Prepaid and Other

	2006	2005

Prepayments and deposits for inventories on construction contracts	$23,479	$10,616
Prepaids, deposits and other	4,569	2,060

	$28,048	$12,676

Note 8.	Property, Plant and Equipment

	2006			2005
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Book Value	Cost	Depreciation	Book Value

Buildings	$2,537	$1,330	$1,207	$2,083	$1,033	$1,050
Investment property	—	—	—	12,713	4,775	7,938
Manufacturing plant and equipment	8,047	5,890	2,157	6,106	3,265	2,841
Office equipment	156	32	124	58	7	51

	$10,740	$7,252	$3,488	$20,960	$9,080	$11,880

In December 2006, investment property with net book value of $7,635 was reclassified to real estate held for sale. In 2006 and 2005, the manufacturing plant and equipment and office equipment disposed as a result of dispositions of subsidiaries aggregated $681 and $3,825, respectively, at the time of the dispositions.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9.	Contracts in Progress

Information on contracts in progress at December 31, 2006 and 2005, is as follows:

	2006	2005

Costs incurred to date on uncompleted contracts	$271,553	$160,528
Estimated earnings recognized to date on these contracts	49,473	33,201

	321,026	193,729
Less billings to date	(334,876)	(199,848)

	(13,850)	(6,119)
Currency translation adjustments	(844)	210

	$(14,694)	$(5,909)

This amount is included in the consolidated balance sheet as follows:
Costs and estimated earnings in excess of billings on uncompleted contracts (included in inventories — work-in-process)	$93,117	$33,945
Billings in excess of costs and estimated earnings on uncompleted contracts (included in accounts payable and accrued expenses)	(107,811)	(39,854)

	$(14,694)	$(5,909)

KHD has credit facilities of up to a maximum of $351,564 with banks which issue performance bonds. The credit facilities relate to KHD’s industrial plant engineering and equipment supply contracts. As of December 31, 2006, $133,692 of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities. As at December 31, 2006, cash of $18,855 has been collateralized against these credit facilities and the banks charges 0.7% to 0.8% for issuing performance bonds. The Company is required to meet certain covenants as stipulated in the credit facilities.

Note 10.	Accounts Payable and Accrued Expenses

	2006	2005

Accounts payable	$141,492	$94,802
Billings in excess of costs and estimated
earnings on uncompleted contracts	107,811	39,854
Government taxes	16,330	4,379
Affiliates	4,437	2,761
Commissions and compensation	6,795	5,529
Interest	35	153
Subscription of a trading stock	1,008	—
Other	4,763	2,523

	$282,671	$150,001

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.	Provision for Warranty Costs

Warranty activity consisted of:

	2006	2005

Balance at beginning of year	$29,094	$13,200
Costs incurred	(13,585)	(6,391)
Warranty reserves established on completed contracts	17,036	30,160
Reversal of reserves at end of warranty period	(2,043)	(4,195)
Currency translation adjustments	3,426	(3,680)

Balance, at end of year	$33,928	$29,094

Included in the consolidated balance sheet as follows:
Current portion	$25,483	$23,932
Long-term portion	8,445	5,162

	$33,928	$29,094

Note 12.	Notes Payable

As at December 31, 2006, the Company’s real estate properties had line of credit arrangements with banks under which it may borrow up to a maximum aggregate amount of $632 (€411). $632 and $3,432 was drawn and outstanding as of December 31, 2006 and 2005, respectively. The lines are due on demand and require monthly interest payments at fixed interest rates ranging from 6.0% to 6.9%. The lines are collateralized by real estate at December 31, 2006.

Note 13.	Long-term Debt

	2006	2005

Bonds payable, €nil and €2,523 at December 31, 2006 and 2005, respectively, interest at 4.4% and due annually in December, principal due December 2019, unsecured. These bonds are convertible, at holders’ option, into common shares of the Company at various contractually fixed prices increasing each year over the next 13 years ranging from €19.14 to €22.15 per share, until its maturity.	$—	$3,404
Note payable to a bank, €1,376 and €1,857 at December 31, 2006 and 2005, interest at 6% due annually and principal due December 2009, collateralized by land.	2,116	2,564
Note payable to a bank, €933 and €964 at December 31, 2006 and 2005, respectively, interest at 3.45% due annually and principal due March 2008, collateralized by land and a building.	1,435	1,331
Note payable to a bank, €11,610 at December 31, 2006, interest at 4.61% — 4.88% due quarterly and principal of €3,483 and €8,127 due September 2007 and February 2011, respectively. The Company needs to meet certain financial covenants.	17,853	—
Other	—	308

	21,404	7,607
Less current portion	5,356	1,639

	$16,048	$5,968

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, the principal maturities of debt are as follows:

Maturity	Amount

2007	$5,356
2008	1,435
2009	2,116
2010	—
2011	12,497

$21,404

Interest expense on long-term debt was $626, $495 and $576 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 14.	Income Taxes

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

	2006	2005	2004

Income before income taxes and minority interests from continuing operations	$52,929	$36,031	$15,191

Computed provision for income taxes at statutory rates	$(17,001)	$(11,573)	$(4,880)
(Increase) decrease in taxes resulting from:
Foreign statutory tax rate differences	(4,125)	(1,819)	655
Non-taxable income	1,743	1,675	1,733
Stock-based compensation	(763)	—	—
Permanent differences	3,378	(1,867)	(145)
Change in valuation allowance	8,955	13,189	(521)
Benefit of other non-capital loss acquired during the period	—	—	8,200
Other, net	(557)	(1,690)	(1,582)

Recovery of (provision for) income taxes	$(8,370)	$(2,085)	$3,460

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effect of temporary differences and tax loss carryforwards that give rise to significant components of future tax assets and liabilities are as follows:

	2006	2005

Non-capital tax loss carryforwards	$72,073	$50,752
Uncompleted contracts	(17,707)	(11,624)
Other	2,729	3,274

	57,095	42,402
Valuation allowance	(27,487)	(32,484)

	$29,608	$9,918

Future income tax assets are included in the consolidated balance sheet as follows:
Current	$889	$8,117
Non-current	39,417	13,925

	40,306	22,042
Future income tax liabilities are included in the consolidated balance sheet as follows:
Current	—	(286)
Non-current	(10,698)	(11,838)

	(10,698)	(12,124)

Net future income tax assets	$29,608	$9,918

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or before the tax loss carryforwards expire. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these future income tax assets, net of the valuation allowances.

At December 31, 2006, the Company had estimated accumulated non-capital losses which expire in the following countries as follows:

Country	Amount	Expiration dates

Germany	$122,921	Indefinite
Canada	62,444	2007-2026
Switzerland	1,436	2009
China	724	2010-2011
U.S.	116	2016

The Company has recognized a deferred credit in the amount of $18,108, representing the excess of the value of income tax assets which management believes is more likely than not to be realized over the cost of such assets.

Note 15.	Earnings Per Share

Earnings per share data for years ended December 31 from operations is summarized as follows:

	2006	2005	2004

Basic earnings from continuing operations available to common shareholders	$37,093	$27,759	$12,775
Effect of dilutive securities:
Interest on convertible bonds	61	182	—

Diluted earnings from operations	$37,154	$27,941	$12,775

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Number of Shares
	2006	2005	2004

Basic earnings per share, weighted average number of common shares outstanding	15,081,206	13,609,348	13,520,221
Effect of dilutive securities:
Convertible bonds	65,739	145,345	—
Options	60,781	—	—

Weighted average number of common shares outstanding — diluted	15,207,726	13,754,693	13,520,221

The effect of convertible bonds in 2004 was anti-dilutive.

Note 16.	Stock Option Plan

The Company has a stock option plan which enables certain employees and directors to acquire common shares and the options may be granted under the plan exercisable over a period not exceeding ten years. The Company is authorized to issue up to 2,762,000 shares under this plan, of which 1,397,500 had been granted and exercised. As at December 31, 2006, options to purchase 586,668 shares have been granted and outstanding and 777,832 shares are available for granting in future periods.

Following is a summary of the status of the plan:

		Weighted Average
	Number	Exercise Price
	of Shares	Per Share

Outstanding at December 31, 2003, 2004 and 2005	—	US$	—
Granted	586,668		26.34

Outstanding at December 31, 2006	586,668	US$	26.34

On May 17, 2006, the Company granted to certain employees stock options to purchase up to 563,335 common shares in the Company at US$26.11 per share, on or before May 17, 2016, with vesting periods from one to three years. At the date of stock option granting, the market value of the Company’s common stock was US$25.80 per share. The fair value of the stock-based compensation is determined by using Black-Scholes model, with the following assumptions: a weighted average expected life of 2.3 years, expected volatility of 39.5%, risk-free interest rates of 4.11% to 4.15% and expected dividend yield of 0%. The weighted average grant-date fair value of stock options granted during the current period was US$6.87 per share. The Company, at its sole and absolute discretion, may grant additional stock options up to an aggregate 366,665 stock options to certain employees in 2007 and 2008. The terms of these future stock options are not known at this date, except for the vesting periods.

On December 14, 2006, the Company finalised the terms of a stock option agreement and granted to a new employee stock options to purchase up to 23,333 common shares in the Company at US$31.80 per share, on or before December 14, 2016, with one third vested immediately and the remaining two thirds to be vested over the remaining two years. The exercise price was determined and approved by the Company’s compensation committee on September 6, 2006 when the market price of the Company’s common stock was US$31.35 per share. The market price was US$41.49 on December 14, 2006. The fair value of the stock-based compensation is determined by using Black-Scholes model, with the following assumptions: a weighted average expected life of 2 years, expected volatility of 36.7%, risk-free interest rates of 4.63 to 4.97% and expected dividend yield of 0%. The weighted average grant-date fair value of stock options granted during the current period was US$14.94 per share. The Company, at its sole and absolute discretion, may grant additional stock options up to an aggregate 46,667 stock options to the employee in 2007 and 2008. The terms of these future stock options are not known at this date, except for the vesting periods.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2006:

	Options Outstanding				Options Exercisable
		Weighted-Average
		Remaining
	Number	Contractual Life	Weighted-Average		Number	Weighted-Average
Exercise Prices	Outstanding	(In Years)	Exercise Price		Exercisable	Exercise Price

US$26.11	563,335	9.63	US $	26.11	—	US$	—
US$31.80	23,333	9.96	US $	31.80	7,777	US$	31.80

	586,668	9.63	US $	26.34	7,777	US$	31.80

No stock options were forfeited or expired in 2006.

Note 17.	Commitments and Contingencies

Leases

Future minimum commitments under long-term non-cancellable leases are as follows:

Year	Amount

2007	$3,839
2008	1,593
2009	1,541
2010	1,542
2011	1,542
Thereafter	6

$10,063

Rent expense was $9,321, $3,181 and $4,510 for the years ended December 31, 2006, 2005 and 2004, respectively.

Litigation

The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2006.

Guarantees

In the normal course of business, the Company enters into agreements which meet the definition of a guarantee pursuant to AcG 14, Disclosure of Guarantees. The Company has the following guarantees outstanding as of December 31, 2006.

The Company has provided a five-year guarantee expiring August 2007 to a former affiliate with respect to a $1,656 asset sale transaction. During 2006, the Company entered into three payment guarantee agreements whereby the Company guaranteed the payment obligations of a former subsidiary up to the lesser of (i) the amounts owed by the former subsidiary and (ii) the purchase price of an aggregate 4,650 metric tons of zinc metal calculated in accordance with the payment guarantee agreements. All agreements expired on or before March 15, 2007. The Company has provided a payment guarantee up to $1,230 plus interest and expenses to a former subsidiary which was sold to a 27.8% equity method investee in 2005 and the equity method investee is currently 27.8% owned by Mass Financial. This payment guarantee expired on March 1, 2007. The Company has also provided a payment guarantee up to $308 plus interest and expenses to another former subsidiary.

Note 18.	Employee Future Benefits

The Company maintains a defined benefit plan that provides pension benefits for the employees of certain KHDID companies in Germany who were hired prior to 1997, as a result of the Company’s acquisition of KHDID in March 2004. Employees of KHDID hired after 1996 are not eligible for such benefits. The employees are not required to make contributions to the plan.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The defined benefit plan is unfunded and, therefore, does not have any plan assets. Also, the plan has no unamortized prior service costs or gains or losses.

The table below shows the net pension expense and the change in benefit obligations of the plan.

	2006	2005

Accrued benefit obligation, beginning of year	$31,564	$36,792
Current service cost	127	382
Interest cost	1,489	1,598
Deferred compensation	300	180

Net pension cost	1,916	2,160
Cash benefit payments	(1,858)	(1,735)
Currency translation adjustments	3,597	(5,653)

Accrued benefit obligation, end of year	$35,219	$31,564

An actuarial report is completed yearly as at December 31. Significant actuarial assumptions for the accrued benefit obligation (which approximates the projected benefit obligation) and the benefit cost as at December 31, and for the year then ended are as follows:

	2006	2005

Weighted average discount rate	4.8%	4.8%
Rate of increase in future compensation	0.0%	0.0%

Under the German laws, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to the Company.

The benefits expected to be paid are as follows:

Year	Amount

2007	$1,939
2008	1,966
2009	1,918
2010	1,879
2011	1,842
Thereafter	25,675

$35,219

Note 19.	Business Segment Information

Effective from January 31, 2006, the Company primarily operates in one reportable business segment, industrial plant engineering and equipment supply, and a corporate and other sector.

Prior to April 2004, the Company operated in financial services segment only. Since the acquisition of KHD in March 2004, the Company operated in two reportable business segments: (a) industrial plant engineering and equipment supply and (b) financial services and a corporate sector. The segments are managed separately because each business requires different production and marketing strategies. Intersegment transactions are accounted for under normal business terms. The financial services segment includes Mass Financial and MFC Bank and their dispositions in 2006 resulted in reclassification of prior years’ financial information including business segment information (See Note 3). The results of operations for corporate and other primarily represent the corporate income (including income from resource property) less expenses (including expenses incurred for corporate by subsidiaries). The corporate segment assets include the entity’s gross assets, other than its investments in the equity of the subsidiaries. There were no intersegment revenues in 2006, 2005 and 2004.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2006
	Industrial plant
	engineering and	Corporate and
	equipment supply	other	Total

Revenues from external customers	$458,544	$—	$458,544
Interest expense	2,518	314	2,832
External	440	332	772
Internal
Income (loss) from continuing operations before income taxes and minority interests	50,532	2,397	52,929

	Year ended December 31, 2005
	Industrial plant
	engineering and	Corporate and
	equipment supply	other	Total

Revenues from external customers	$384,050	$—	$384,050
Interest expense
External	4,132	189	4,321
Internal	14	270	284
Income (loss) from continuing operations before income taxes and minority interests	30,118	5,913	36,031

	Year ended December 31, 2004
	Industrial plant
	engineering and	Corporate and
	equipment supply	other	Total

Revenues from external customers	$187,438	$—	$187,438
Interest expense
External	3,399	971	4,370
Internal	26	120	146
Income (loss) from continuing operations before income taxes and minority interests	16,890	(1,699)	15,191

The two major customer groups of industrial plant engineering and equipment supply segment are in cement, and coal and minerals industries. The coal and minerals business was created out of the cement technology and know-how. Services to these two customer groups share the use of the same pool of human and capital resources with respect to finance, accounting, general support and risk management. The revenues of industrial plant engineering and equipment supply segment can be further broken down as follows:

	2006	2005	2004

Cement	$386,392	$343,760	$165,372
Coal and minerals	72,152	40,290	22,066

	$458,544	$384,050	$187,438

	As at December 31, 2006
	Industrial plant
	engineering and	Corporate and
	equipment supply	other	Total

Segment assets	$517,297	$227,823	$745,120
Less: intercorporate investment			(13,696)

Consolidated total assets			$731,424

Equity method investments	583	—	583
Cash expenditures for capital assets and goodwill	2,835	28	2,863

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As at December 31, 2005
	Industrial plant
	engineering and	Corporate and
	equipment supply	other	Total

Segment assets	$326,184	$84,406	$410,590
Add: assets of discontinued operations			319,038
Less: intercorporate investment			(119,797)

Consolidated total assets			609,831

Equity method investments	—	1,158	1,158
Cash expenditures for capital assets and goodwill	2,573	—	2,573

The following table presents revenues attributed to Canada, the Company’s country of domicile, and other geographic areas based upon the customer’s location:

	2006	2005	2004

Canada	$—	$29	$—
Europe	121,846	88,539	40,297
Americas	79,152	27,601	40,628
Asia	229,387	243,233	96,503
Africa	20,712	10,267	10,010
Other	7,447	14,381	—

	$458,544	$384,050	$187,438

The following table presents long-lived assets, which include property, plant and equipment and resource property, by geographic area based upon the location of the assets.

	2006	2005

Canada	$34,057	$35,344
Europe	302	10,241
Americas	395	264
Asia	2,269	1,029
Africa	92	111
Other	210	232

	$37,325	$47,221

There were no revenue concentrations in 2006, 2005, or 2004.

Note 20.	Financial Instruments

The fair value of financial instruments at December 31 otherwise not disclosed in the financial statements is summarized as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents (including restricted cash)	$257,366	$257,366	$135,439	$135,439
Short-term securities	4,791	4,791	2,499	2,499
Loans	—	—	9,312	9,312
Investment in preferred shares of a former subsidiary	90,866	90,866	—	—
Receivables, total	129,595	129,595	61,660	61,660
Accounts payable and accrued expenses	282,250	282,250	150,001	150,001
Notes payable and debt	16,680	16,680	11,039	11,118

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of cash and cash equivalents (including restricted cash) is based on reported market value. The fair value of short-term listed securities is based on quoted market prices. The short-term unlisted securities are based on their estimated net realizable value. The fair value of loans is based on the value of similar loans. The fair value of receivables and accounts payable and accrued expenses approximates carrying value as they are subject to normal trade credit terms. The fair value of investment in preferred shares of a former subsidiary, notes payable and long-term debt was determined using discounted cash flows at prevailing market rates or based on reported market value for the Company’s publicly traded debt.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents (including restricted cash) and receivables. The Company has deposited the cash and cash equivalents (including restricted cash) with reputable financial institutions, from which management believes the risk of loss to be remote. The Company has receivables from various entities including customers, governmental agencies and affiliates and they are not concentrated in any specific geographic area. Management does not believe that any single customer or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Company’s large customer base.

Currency risk

The Company operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros and US dollars. In order to reduce the Company’s exposure to foreign currency risk on material contracts denominated in foreign currencies (other than the functional currencies of the subsidiaries), the Company may use foreign currency forward contracts and options to protect its financial positions.

Note 21.	Related Party Transactions

In the normal course of operations, the Company enters into transactions with related parties which include affiliates which the Company has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in these financial statements, the Company had the following transactions with affiliates.

Continuing operations

During 2004, a subsidiary of the Company sold real estate properties to a corporation in which the subsidiary owns approximately 19%. The majority shareholder of the purchaser corporation placed cash deposits and other securities with the Company’s banking subsidiary. The Company has an irrevocable right to deduct the purchase price from the cash deposits and other securities account. The sale resulted in a gain of $2,326 and the Company had a receivable of $10,227 at December 31, 2005. The receivable was non-interest bearing and secured by the cash deposits and other securities account and the real estate sold. Neither the Company nor its subsidiaries had any continuing involvement with the property sold. During 2006, in order to consolidate the Company’s holding of real estate held for sale, the Company and the affiliated corporation agreed to cancel the sale and the Company recognized a loss of $2,062. The difference in the amounts recognised in 2004 and 2006 was due to the fluctuation of exchange rates.

During 2006, 2005 and 2004, the Company earned dividends of $4,227, $5,214 and $5,395, respectively, on preferred shares of stock in an affiliate, of which $nil and $318 is included in receivables at December 31, 2006 and 2005, respectively. In addition, the Company earned dividends of $196, $nil and $nil on common shares of an affiliate in 2006, 2005 and 2004, respectively. These dividend income amounts are included in other operating income — resource property.

During 2006, 2005 and 2004, the Company recognized fee income in the normal course from affiliates amounting to $1,732, $360 and $120.

During 2006, 2005 and 2004, the Company recognized equity income of $639, $660 and $nil, respectively, from its equity method investees. The Company recognized interest income of $521, $nil and $nil from affiliates

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and paid interest expense of $261, $nil and $nil to affiliates in 2006, 2005 and 2004, respectively. The Company paid research and development expense of $1,135, $nil and $nil to an affiliate in 2006, 2005 and 2004, respectively.

As at December 31, 2006, the Company maintained cash deposit of $4,932 with MFC Bank. In addition, the Company had a long-term liability of $nil and $269 payable to an affiliate at December 31, 2006 and 2005, respectively. The Company recognized an impairment charge of $2,369 on its loan to an affiliate in 2006.

During 2006, the Company agreed to pay the chief executive officer’s expenses as part of his short-term employment arrangement. As a result of an amendment to the chief executive officer’s employment arrangement in January 2007, the chief executive officer agreed to reimburse the Company for such expenses and as a result the Company had a receivable of $269 (which was included in receivables due from affiliates) as at December 31, 2006. The chief executive officer repaid the amount in full in February 2007.

Discontinued Operations (See Note 3)

In the normal course of commodities trading transactions, the Company purchases commodities from and sells commodities to its affiliates. The Company sold $2,280 to affiliates and purchased $11,850 from affiliates during the month of January 2006. The Company sold $2,741 to two affiliates during 2005. The Company sold $926 and purchased $19,574 from an affiliate during 2004. The Company’s interest in the affiliate was sold in July 2004 and it was not related after that date. The Company also purchased $11,531 from another affiliate during 2004.

During 2006, 2005 and 2004, the Company recognized fee income in the normal course from affiliates amounting to $722, $3,483 and $3,905.

During 2006, 2005 and 2004, the Company recognized equity income of $139, $3,263 and $1,206, respectively, from its equity method investees. During 2005, the Company recognized $636 expense reimbursement from and $17 interest expense to an equity method investee which subsequently became a subsidiary in the same year. During 2005, the Company sold a wholly-owned subsidiary to another equity method investee (currently 27.8% owned by Mass Financial) for a total consideration of $12,276, consisting of cash of $5,931 and promissory note of $6,346. The Company recognized a gain of $8,858 and the promissory note receivable had $5,909 outstanding as at December 31, 2005. The Company recognized interest income of $43, $153 and $nil from affiliates and paid interest expense of $46, $18 and $nil to affiliates in 2006, 2005 and 2004, respectively.

Note 22.	United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with GAAP in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

Reconciliation of Net Income	2006	2005	2004

Income from continuing operations in accordance with Canadian GAAP	$37,093	$27,759	$12,775
Interest accretion on convertible bonds	10	15	22
Change in fair value of guarantees issued	22	(40)	—
Stock-based compensation expense	(5,532)	—	—

Income from continuing operations in accordance with U.S. GAAP	31,593	27,734	12,797
Discontinued operations in accordance with U.S. GAAP, net of tax	(1,620)	(2,420)	24,176

Net income in accordance with U.S. GAAP	$29,973	$25,314	$36,973

Basic earnings per common share: U.S. GAAP
Continuing operations	$2.10	$2.04	$0.95
Discontinued operations	(0.11)	(0.18)	1.79

	$1.99	$1.86	$2.74

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Net Income	2006	2005	2004

Diluted earnings per common share: U.S. GAAP
Continuing operations	$2.08	$2.03	$0.95
Discontinued operations	(0.11)	(0.18)	1.79

	$1.97	$1.85	$2.74

	December 31
Reconciliation of Shareholders’ Equity	2006	2005	2004

Shareholders’ equity in accordance with Canadian
GAAP	$318,464	$284,783	$269,421
Deferred income taxes	(1,530)	(1,530)	(1,530)
Equity component of convertible debt	—	(146)	(146)
Unrealized gains on available for sale investments	—	3	504
Fair value of guarantees issued	(18)	(40)	—
Interest accretion on convertible bonds	—	37	22
Stock-based compensation expense	(6,802)	—	—
Gain on reduction of interest in a subsidiary	—	(8,858)	—

Shareholders’ equity in accordance with U.S. GAAP	$310,114	$274,249	$268,271

	December 31
Comprehensive Income	2006	2005	2004

Net income in accordance with U.S. GAAP	$29,973	$25,314	$36,973
Other comprehensive income, net of tax Foreign currency translation adjustment	6,165	(20,170)	4,920
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the year	—	(280)	647
Reclassification adjustment for shares becoming trading securities	—	—	(58)
Reclassification adjustment for shares becoming subsidiaries or equity method investments	—	—	3,257
Reclassification adjustment for other than temporary decline in value	—	(221)	—
Reclassification adjustment for discontinued operations	(3)	—	—

Net unrealized gains (losses) on securities	(3)	(501)	3,846

	6,162	(20,671)	8,766

Comprehensive income, net of tax	$36,135	$4,643	$45,739

Under U.S. GAAP the total assets were $748,032 and $610,250 as at December 31, 2006 and 2005, respectively. Total liabilities were $411,738 and $314,912 as at December 31, 2006 and 2005, respectively.

Securities

U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. Any unrealized holding gains or losses are to be reported as a component of other comprehensive income until realized for available-for-sale securities, and included in earnings for trading securities.

There were no available-for-sale securities in continuing operations as of December 31, 2006 and 2005. There were no sale of available-for-sale securities in 2006, 2005 and 2004.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Stock-Based Compensation

The Company has a stock-based employee compensation plan (See Note 16).

The Company followed the intrinsic value based method of accounting for compensation resulting from the granting of stock options to employees, in accordance with Accounting Principles Board Opinion (’APB”) No. 25, Accounting for Stock Issued to Employees, as allowed under SFAS No. 123, Accounting for Stock-based Compensation. Stock based payments to non-employees are to be expensed based on the fair value of shares or options issued. There were no stock options granted during 2005 and 2004 and there have been no stock based payments to non-employees in 2005 and 2004. Therefore, there was no effect on net income and earnings per share for compensation expense recognized on the intrinsic value basis of employee stock options granted in 2005 and 2004.

Effective from January 1, 2006, the Company applies SFAS No. 123(R), Share-Based Payment, which eliminates the option to apply the intrinsic value measurement provisions of APB No. 25 to stock compensation awards issued to employees. Therefore, there is no material discrepancy between Canadian and U.S. GAAP on stock-based compensation after 2005, with the following material exception.

Stock options issued to employees of foreign operations, with an exercise price denominated in a currency other than the Company’s functional currency or the local currency of the foreign operation, are required to be classified and accounted for as financial liabilities and re-measured under the Black-Scholes model at each period end. For the year ended December 31, 2006, for US GAAP, the stock-based compensation expense was increased by $6,802 arising from an increase in fair value of the stock options granted to the employees of foreign operations and was reduced by $1,270 which was the amount of compensation benefits recognized under Black-Scholes model pursuant to Canadian GAAP. The net impact under US GAAP was a reduction of consolidated earnings by $5,532. As of December 31, 2006, the liability relating to stock options issued to employees of the foreign operations totalled $6,802 and the contributed surplus account was reduced by $1,270 as a result of the reclassification of the stock options to liabilities pursuant to US GAAP.

Guarantee

Effective from December 31, 2002, the Company adopted FASB’s Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires that a guarantor recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. This liability is based on the fair value of the guarantee. The initial recognition of the fair value of the liability is inconsistent with Canadian GAAP, specifically those related to CICA Section 3290, Contingencies, whereby a liability for a contingent loss is only recognized if it is likely that a future event will confirm that an asset had been impaired or a liability incurred. The Company takes into consideration the nature of the guarantee, the likelihood of the occurrence of the triggering events, the financial conditions of the guaranteed parties and the quality of the collateral to determine the fair value of the guarantee.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gain on Reduction of Interest in Subsidiary

During 2005, the Company disposed of its investment in a subsidiary to an equity-method investee (which is currently held by Mass Financial), with the sale price based upon an independent valuation. The transaction was recorded using the exchange value under Canadian GAAP and the Company recognized a gain of $8,858 which was included in the discontinued operations. Under U.S. GAAP, the disposition did not meet all the criteria to be accounted for as a divestiture. Consequently, for U.S. GAAP purposes, the gain on reduction of interest in the subsidiary was deferred. In connection with the distribution of Mass Financial, this deferred gain was credited to retained earnings in 2006.

Defined Benefit Pension

Effective December 31, 2006, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires the disclosure of following information in the notes to annual consolidated financial statements for the Company’s pension plans: (a) for each annual income statement presented, the net gain or loss and net prior service cost or credit recognized in other comprehensive income; (b) for each annual income statement presented, the net transit asset or obligation recognized as a reclassification adjustment of other comprehensive income as a result of being recognized as a component of net periodic benefit cost for the period; (c) for each annual balance sheet presented, the amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit costs; and (d) the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the fiscal year that follows the most recent annual balance sheet presented, the net gain or loss, net prior service cost or credit, and net transition asset or obligation. The Company did not have any component under other comprehensive income that is related to its pension plan and, accordingly, the amounts to be disclosed as required for (a) to (d) were $nil as at and for the year ended December 31, 2006. Furthermore, the Company does not expect to return any pension plan assets to the Company during the operating cycle that follows December 31, 2006.

Future Changes to United States Accounting Standards

SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company’s financial statements.

SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for fiscal year that begins after September 15, 2006. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company’s financial statements.

SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. This interpretation (a) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and (b) provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Management is analyzing the requirements of this new interpretation and believes that its adoption will not have any significant impact on the Company’s financial statements.

The Emerging Issues Task Force (“EITF”) reached consensus on abstract EITF 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty that two or more inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29, Accounting for Nonmonetary Transactions. EITF also reached consensus that a nonmonetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or WIP inventory within the same line of business is not an exchange transaction to facilitate sales to customers for the entity transferring the finished goods and, therefore, should be recognized by that entity at fair value if (a) fair value is determinable within reasonable limits and (b) the transaction has commercial substance. All other nonmonetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. This Issue should be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. Management is analyzing the requirements of this new EITF abstract and believes that its adoption will not have any significant impact on the Company’s financial statements.

Certain companies provide services to their customers that require the customers to purchase equipment in order to utilize their services. The equipment required is often manufactured and distributed by third parties and sold to end-customers through resellers without the direct involvement of the service provider. Accordingly, a service provider may provide certain incentives to third-party manufacturers or resellers of the equipment to reduce the selling price of the equipment in order to stimulate end-customer demand and, inherently, increase the demand for the service provider’s service. EITF reached tentative conclusions on EITF 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider, that (1) the service provider should characterize the consideration given to a third-party manufacturer or reseller (that is not a customer of the service provider) based on the form of consideration directed by the service provider to be provided to the service provider’s customer; (2) if the consideration given by a service provider to a manufacturer or reseller (that is not a customer of the service provider) can be linked contractually to the service provider’s customer, it is in substance the same as consideration given by a service provider to the service provider’s customer; and (3) the consideration given by a service provider to a manufacturer or a reseller (that is not a customer of the service provider) that can be contractually linked to the benefit received by the service provider’s customer should be accounted for in accordance with the model in EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. Management is assessing how the Company’s financial reports will be affected by this abstract.

EITF issued EITF 06-3: How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), which is about how sale tax is presented in the income statement. This EITF should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Management has been applying this EITF abstract whereby the revenue is reported on net of sale tax basis.

EITF 06-6, Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments, applies to modifications and exchanges of debt instruments that (a) either add or eliminate an embedded conversion option or (b) affect the fair value of an existing embedded conversion option. The EITF reached a consensus that the change in the fair value of an embedded conversion option resulting from an exchange of debt instrument or a modification in the terms of an existing debt instrument should not be included in the cash flow test of whether the terms of the new debt instrument are substantially different from the terms of the original debt instrument under EITF No. 96-19. However, a separate analysis must be performed if the cash flow test under EITF 96-19 does not result in a conclusion that a substantial modification or exchange has occurred. Additionally, a modification or an exchange of debt instruments that adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange would always be considered as substantial, and debt extinguishment

KHD HUMBOLDT WEDAG INTERNATIOANAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounting would be required in those circumstances. EITF also reached another consensus that when a convertible debt instrument is modified or exchanged in a transaction that is not accounted for as an extinguishment, an increase in the fair value of the embedded conversion option should reduce the carrying amount of the debt instrument with a corresponding increase in additional paid-in capital. However, a decrease in the fair value of an embedded conversion option resulting from beneficial conversion or exchange should not be recognized. Management is analyzing the requirements of this new EITF abstract and believes that its adoption will not have any significant impact on the Company’s financial statements.

Note 23.	Subsequent Events

In February 2007, the Company agreed to guarantee the obligations of KHD Humboldt Wedag International GmbH, our wholly-owned subsidiary, pursuant to a bonding facility agreement that KHD Humboldt Wedag International GmbH entered into for the principal sum of $30,754 (€20,000).

In March 2007, the Company entered into an arrangement agreement with Sasamat Capital Corporation (“Sasamat”), a 59%-owned subsidiary, providing for the acquisition by the Company of all of the outstanding common shares of Sasamat which the Company does not currently hold (approximately 41%). If the acquisition is completed, Sasamat will become a wholly-owned subsidiary of the Company. In the proposed arrangement, shareholders of Sasamat will receive 0.111 common shares in the Company for each common share in Sasamat they hold, subject to adjustment based upon any change greater than 2% in the value of the Company’s common shares that may have occurred as of the last trading day prior to the effective date of the arrangement. Sasamat is a Canadian corporation whose major asset is its 31% equity interest in KHDID.

In March 2007, the Company entered into an Arrangement Agreement with SWA Reit Ltd., whereby, in the proposed arrangement, the Company agreed to transfer its real estate assets which the Company holds for development and sale to Altmark Real Estate Investment Trust Ltd., a wholly-owned subsidiary of the Company, to transfer Altmark Real Estate Investment Trust to SWA Reit Ltd. and then to distribute 90% of the common shares of SWA Reit Ltd. to all of the shareholders of the Company.

ITEM 19  Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.1	Articles of Amalgamation.(1)
1.2	By-laws.(1)
1.3	Certificate of Continuance.(6)
1.4	Notice of Articles.(6)
1.5	Articles.(8)
1.6	Certificate of Change of Name.(9)
1.7	Vertical Short Form Amalgamation Application.(10)
1.8	Notice of Articles.(10)
1.9	Certificate of Amalgamation.(10)
2.1	Master Trust Indenture between our company and Norwest Bank Minnesota, National Association, as trustee, dated March 31, 1998.(1)
2.2	Trust Indenture between our company and Computershare Trust Company of Canada, dated January 7, 2004.(7)
2.3	Supplemental Indenture between our company and Computershare Trust Company of Canada, dated October 27, 2005.(9)
4.1	Memorandum of Agreement between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated November 24, 1987.(2)
4.2	Amendment to Mining Lease between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated January 1, 1987.(2)
4.3	First Amendment to Memorandum of Agreement between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc.(2)
4.4	Assignment Agreement between our company and Prada Holdings Ltd. Dated as of January 1 1992.(1)
4.5	Separation Agreement between Mercer International Inc. and our company dated for reference March 29, 1996.(1)
4.6	Purchase Agreement between our company and Volendam Securities C.V. dated for reference May 17, 1996.(1)
4.7	Purchase Agreement between our company and Volendam Securities C.V. dated for reference May 27, 1996.(1)
4.8	Share Purchase Agreement between our company and Frederick Wong dated June 6, 1996.(1)
4.9	Subscription Agreement between our company and Drummond Financial Corporation dated June 20, 1996.(1)
4.10	Share Purchase Agreement between our company and Med Net International Ltd. Dated June 20, 1996.(1)
4.11	Share Purchase Agreement among our company and various shareholders of Logan International Corp. dated June 20, 1996.(1)
4.12	Subscription Agreement between Drummond Financial Corporation and Logan International Corp. dated June 20, 1996. Incorporate by reference to Logan International Corp.’s Form 8-K dated June 27, 1996.
4.13	Share Purchase Agreement between Lehman Brothers Bankhats AG and our company dated October 3, 1996.(1)
4.14	Purchase Agreement between our company and Robabond Holding AG dated June 27, 1997.(1)
4.15	Share Purchase Agreement between our company and Procom Holding AG dated September 22, 1997.(1)
4.16	Supplementary Agreement to Share Purchase Agreement between our company and Procom Holding AG dated September 22, 1997.(1)
4.17	Agreement between our company and the holders of our company’s Class A Preferred Shares dated December 1, 1996.(1)
4.18	Subscription Agreement between our company and Logan International Corp. dated December 2, 1996. Incorporated by reference to our company’s Schedule 13D/A (Amendment No. 1) dated December 16, 1996 with respect to Logan International Corp.

Exhibit
Number	Description
4.19	Shareholder Protection Rights Plan Agreement between our company and Montreal Trust Company of Canada dated as of May 18, 1993.(1)
4.20	Amended 1997 Stock Option Plan of our company.(1)
4.21	Amended and Restated Employment Agreement between our company and Michael J. Smith made effective as of November 20, 2000.(1)
4.22	Director’s Indemnity Agreement between our company and Michael J. Smith dated for reference November 20, 2000.(1)
4.23	Indemnity Agreement between our company and Roy Zanatta dated for reference November 20, 2000.(1)
4.24	Investment and Restructuring Agreement among Sutton Park International Limited, Garda Investments Corp., our company, Glamiox Beteiligungsverwaltunds GmbH, Hovis GmbH, Jurriaan J. Hovis, Johannes Hovis and Ferdinand Steinbauer dated for reference October 1, 2001.(1)
4.25	Owners’ Agreement among Garda Investments Corp., Glamiox Beteiligungsverwaltunds GmbH, Jurriaan J. Hovis and Ferdinand Steinbauer dated for reference October 1, 2004.(1)
4.26	Dividend Trust Settlement Agreement between our company and The Dividend Trust Committee of the Board of Directors of our company dated for reference December 21, 2001.(1)
4.27	Share Sale Agreement among Newmont Australia Limited, Newmont LaSource S.A.S., and our company dated August 7, 2002.(4)
4.28	Royalty Deed among our company, Newmont Australia Limited and Newmont LaSource S.A.S. dated August 7, 2002.(4)
4.29	Arrangement Agreement between Trimble Resources Corporation Resources Corporation and our company dated May 17, 2002.(4)
4.30	Stock Purchase Agreement among Occidental (East Shabwa) LLC, Intercap Yemen, Inc. and our company dated July 23, 2002.(4)
4.31	Share Purchase Agreement between Mazak Ltd. and Trident Alloys Ltd. dated July 24, 2003.(5)
4.32	Trust Indenture, dated January 7, 2004, between our company and Computershare Trust Company of Canada, as Trustee, for the issuance of 4.4% Convertible Unsecured Subordinated Bonds due December 31, 2009.(8)
4.33	General Security Agreement made as of October 11, 2004 between Med Net International Ltd., as Debtor, and our company, MFC Commodities GmbH and Sutton Park International Ltd., as Secured Parties, as security for the present and future indebtedness of the Debtor and as a supplement to the existing demand guarantee.(8)
4.34	Share Pledge Agreement made as of October 12, 2004 between Med Net International Ltd., as Pledgor, and our company, MFC Commodities GmbH and Sutton Park International Ltd., as additional security for the Secured Liabilities.(8)
4.35	General Security Agreement made as of October 12, 2004 between Lasernet Limited, as Debtor, and our company, MFC Commodities GmbH and Sutton Park International Ltd., as Secured Parties, as security for the present and future indebtedness of the Debtor and as a supplement to the existing demand guarantee.(8)
4.36	Share Pledge Agreement made as of October 12, 2004 between Lasernet Limited, as Pledgor, and our company, MFC Commodities GmbH and Sutton Park International Ltd., as additional security for the Secured Liabilities.(8)
4.37	Variation Agreement dated December 22, 2004 between our company and Sutton Park International Limited varying our company’s interest obligation to Sutton Park International Limited in respect of the 4.4% Convertible Unsecured Subordinated Bond in the principal amount of €6,786,436, maturing December 31, 2009.(8)
4.38	Restructuring Agreement dated December 29, 2005 between our company and Mass Financial Corp. for the restructuring of our company.(9)
4.39	Share Exchange Agreement dated December 29, 2005 between our company and Mass Financial Corp. for the restructuring of our company.(9)
4.40	Arrangement Agreement dated September 11, 2006 between our company and Cade Struktur Corporation.(10)

Exhibit
Number	Description
4.41	Arrangement Agreement dated March 29, 2007 between our company and Sasamat Capital Corporation.
8.1	Significant subsidiaries of our company as at March 15, 2007:
Robabond Holding AG
MFC Commodities AG
KHD Humboldt Wedag International Holdings GmbH
Humboldt Wedag Inc.
Humboldt Wedag India Ltd.
Humboldt Wedag Australia Pty Ltd.
EKOF Flotation GmbH
KHD Humboldt Wedag (Shanghai) International Industries Limited
New Image Investment Company Limited
Inverness Enterprises Ltd.
32565 Yukon Inc.
KHD Humboldt Wedag (Cyprus) Limited
Sasamat Capital Corporation
KHD Humboldt Wedag International (Deutschland) AG
KHD Humboldt Wedag GmbH
Humboldt Wedag Coal & Minerals GmbH
KHD S.A.
Zementanlagenbau Dessau GmbH
Altmark Industriepark AG
Humboldt Wedag (S.A.) (Pty) Ltd.
ZAB Industrietechnik & Service GmbH
Tianjin Humboldt Wedag Liyuan Machinery & Technology Ltd.
KHD Humboldt Wedag (Shanghai) International Industries Limited
11.1	Code of Ethics.(7)
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for James B. Busche.(10)
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Michael J. Smith.(10)
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for James B. Busche and Michael J. Smith.(10)
99.1	Audit Committee Charter.(9)
99.2	Compensation Committee Charter.(10)
99.3	Nominating and Corporate Governance Charter.(10)

(1)	Incorporated by reference to our Form 20-F’s filed in prior years.

(2)	Incorporated by reference to our Form 10-K for the year ended December 31, 1989.

(3)	Incorporated by reference to our Schedule 13D dated June 27, 1996 with respect to Logan International Corp.

(4)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 28, 2003.

(5)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on August 7, 2003.

(6)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on November 23, 2004.

(7)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 26, 2004.

(8)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 6, 2005.

(9)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 3, 2006.

(10)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KHD Humboldt Wedag International Ltd.

/s/  James B. Busche

James B. Busche
Chief Executive Officer and President
(Principal Executive Officer)

Date: April 3, 2007

/s/  Michael J. Smith

Michael J. Smith
Chairman, Chief Financial Officer, Secretary and Director
(Principal Financial and Accounting Officer)

Date: April 3, 2007