Form 20-F
period 2007-12-31
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
filed 2008-03-31
CIK 16859

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, Without Par Value	New York Stock Exchange

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

There were 30,224,237 common shares, without par value, issued and outstanding as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  YES ☒     NO ☐

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  YES ☒     NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):  Large accelerated filer ☒     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☒     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  YES ☐     NO ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  YES ☐ NO ☐

Tube Mill — Sterlitamak Plant, Russia

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR SHAREHOLDERS
The year 2007 was marked by the achievement of major milestones for KHD. From a shareholder point of view, two of the most noticeable were our listing on the New York Stock Exchange and the 2:1 stock split. Those events were followed closely by the transfer of one of our remaining non-core legacy assets to SWA Reit & Investments Ltd. (SWA) as of the record date of September 25, 2007. This marked the completion of our transition to an industrial plant engineering and equipment supply company. Further, we had record revenues and order intake, and we entered 2008 with a record backlog dominated by contracts for projects in the world’s strongest economies. We believe that the order intake and backlog are the most accurate indicators of the strength of our core business.
     This year will be our first full year as an industrial plant engineering and equipment supply company. Our focus in 2008 will be to set the foundation for growth in our traditional markets of cement and coal and minerals processing, and to expand our horizons beyond these traditional markets to adjacent industries. We believe that by expanding, we can sustain our track record of increasing shareholder value. I will take this opportunity to present these programs and to describe in some detail our plan for this year.

LETTER TO SHAREHOLDERS

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

OPERATING RESULTS
Our operating results for 2007 were notable for the encouraging trends of increasing sales and order intake, and the continued growth of our backlog. As we disposed of our real estate interests in the SWA distribution to our shareholders, that real estate interests in 2007 has now been treated for the current and previous years as a discontinued operation. The focus of this letter is our continuing business. All amounts are in US dollars.
     On a continuing operations comparative basis of 2007 over 2006, revenues were up 44%; order intake was up 19%; backlog was up 38%; and earnings per share (diluted) were up 50%.
     For the full year ended December 31, 2007, KHD reported revenues from continuing operations of $580.4 million, with net income from continuing operations of $51.0 million or $1.68 per share diluted, as compared to our guidance of $1.70 to $1.75. In addition, we reported an extraordinary gain of $0.5 million or $0.02 per share as a consequence of negative goodwill arising from a buyout of minority interests.
     Revenues for 2007 came in below our forecast, but our margins were higher than expected due to proactive project management and a favorable project mix. Resource property revenue net of resource property tax met our expectations.
In 2006, revenues were $404.2 million for the same operations, with income from continuing operations of $34.2 million or $1.12 per share diluted. These compared to 2005 revenues of $317.0 million for the same operations, with income from continuing operations of $22.9 million or $0.84 per share diluted.
     For easy comparative purposes, all the following amounts for order intake and backlog were translated directly from Euros to US dollars at 1.4603, the exchange rate prevailing on December 31, 2007.
     Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled.
     Order intake for the year ended December 31, 2007 was $883.8 million, an increase of 19% over 2006 and up 84% over 2005. Of the total, 34% came from the Middle East, 29% from the emerging Asian region, 21% from Russia and Eastern Europe, 9% from Europe and 6% from the Americas.
     Order backlog as of December 31, 2007 was $919.4 million, up 38% over December 31, 2006, and an increase of 135% over 2005. Of the backlog going into 2008, 33% is associated with projects in the Middle East, 29% in the emerging Asian region, 24% in Russia and Eastern

 2
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

ORDER BACKLOG BY REGION 2007
ORDER INTAKE BY REGION 2007

Europe, 6% in Europe and 6% in the Americas. Current order backlog, as of this report, now exceeds $1 billion.
     The number of shares issued and outstanding for the year ended December 31, 2007 was 30,224,237; the weighted average number of shares was 30,402,130 on a diluted basis. The difference is primarily due to the granting of stock options to employees in 2007.
     Our minority interest cost was $2.4 million, or a cost of $0.08 per share diluted. We purchased the substantial portion of this interest in May 2007.
Discontinued Operations
In September 2007, the Company transferred its non-core real estate interests to SWA. Austrian depositary certificates representing the common shares of SWA were distributed to the shareholders of KHD on a one-for-one basis. On the distribution date the book value of net assets transferred to SWA was $56.3 million. For the year ended December 31, 2007 the loss from these discontinued operations amounted to $9.4 million or $0.31 per share.
Adjustments to the Periods Ended
September 30, 2007
Subsequent to the issuance of our Form 6-K for the nine months ended September 30, 2007, we identified certain accounting errors that impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. These errors were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. The required adjustment in thousands of US dollars through the nine months ended September 30, 2007 may be summarized as follows:

	AS REPORTED	RESTATED	ADJUSTMENT

Revenues	$418,825	$416,893	$1,932

Cost of revenues	$357,968	$356,809	$1,159

Gross profit	$60,857	$60,084	$773

Income from continuing operations	$38,639	$38,126	$513
These adjustments had no effect on year-end results.

3
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

PERFORMANCE
In response to questions regarding the potential impact on our business of the recent downturn in the US economy, I suggest that in reviewing our results for 2007 and our backlog going into 2008, one should take special note of the regions of the world that dominate our project activity going forward. The US market represents only 6% of our 2007 order intake and only 6% of our backlog going into 2008. Projects in the Middle East represent 34% of our order intake and 33% of our backlog. According to industry sources, cement consumption in the Middle East is expected to grow by 10% to 15% in 2008. KHD’s projects in Asia represent 29% of our order intake and backlog; cement consumption growth in Asia is projected to continue at high rates with India alone projected at 12% for 2008. Our projects in Russia and Eastern Europe represent 21% of our order intake and 29% of our backlog. Russian cement consumption is expected to grow at an annual rate between 10% and 15%. Consequently we anticipate any impact of the US economy on our business to be minimal.
     Our margins for 2007 were 14.8% versus 16.3% in 2006. This can be directly attributed to the growing need to respond to our customers’ demands that our scope of supply include a larger portion of non-proprietary or pass-through equipment. Since margin performance was a major topic in our last investor conference call, I’d like to summarize the types of projects we perform and the margins associated with each, so that our shareholders can better appreciate why there is a variation in overall margins over time.
     Basically, our project opportunities and the associated margins may be grouped as follows:
Service and Spares — This type of project includes parts, training and consulting and has essentially no pass-through content. Consequently the margin for this type of project is the highest of the four types.
Basic Projects — The value of this type of contract is generally less than $25 million, with a pass-through content of 0% to 20%. In this case, the balance is primarily proprietary equipment and engineering, so the overall margin for this type of project is in the upper range of the four types.
Large Projects — The value of this type of project is generally in excess of $25 million with a pass-through content between 20% and 50%. In this case the pass-through content does not include civil construction and the balance is both proprietary and non-proprietary equipment and engineering. Consequently, the overall margin for this type of project is mid-range of the four types.
Construction Projects — These projects are generally very large, in excess of $100 million, and have a high pass-through content, usually in the range of the order of 50% to 70%. This pass-through content consists of civil design, structural steel, erection and civil construction. The margin on the pass-through content is low, in single digits. The balance of these contracts, 30% to 50%, is typically proprietary and non-proprietary equipment and engineering with double-digit margins. Margin-wise, Construction Projects have the lowest blended margin of the four types, albeit the highest revenue.
     The content of a large project includes all the proprietary products included in a small project with the customary higher margin, plus additional revenue at a reduced margin. We do not sacrifice earnings by working on the larger projects, but the incremental additions to earnings are at a lower margin. At any given point in time, the content of our revenue is made up of some combination of these four types of projects. Because we report all projects as a combined group, the overall margin for the reporting period will vary according to the mix. We believe that margin performance should be assessed annually as opposed to quarterly.

4
PRESIDENT’S REPORT

Cyclone Heat Exchanger — Mordow02 Plant — Russia
5
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT DECEMBER 31, 2007

PROJECT	PROJECT LOCATION	SUBJECT

Zaveh Torbat	Middle East	Cement production line 3,500 t/d
J.P. Himachal Grinding	Asia	Cement grinding plant with roller press
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Longgu	Asia	3 Romjigs and 10 pneuflots
Beeshoek — BKM	Africa	4 Batac + 4 bucket conveyor
Raysut Cement	Middle East	Cement production line 2,000 / 2,200 t/d
Hofuf	Asia	Supply of roller press / VSK + SKS separator
Ekon / Askale	Middle East	Kiln line 3,500 t/d clinker production
Ünye	Middle East	Supply of roller press / VSK + SKS separator
Ciment Campulung	Eastern Europe	Kiln line with mill clinker silo
Continental	N/S America	Kiln feed system, preheater, kiln and clinker cooler
Grasim Kotpuli	Asia	Preheater, kiln and pyrofloor
Kotpuli	Asia	Cement production line 8,000 t/d
Panipat Grasim	Asia	Grinding line with roller press
Cemex Balcones	N/S America	Pyro line 3,500 t/d, preheater, rotary kiln
Khoy Cement	Middle East	Clinker production line
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Ultratech Tadapatri	Asia	8,000 t/d cement plant, pyro section, cement grinding
Maras	Middle East	Kiln line 3,800 t/d clinker production
Buzzi Unicem, River 7000	N/S America	Kiln line
Buzzi Unicem, River Steel	N/S America	Material supply, steel
Mordow 3	Russia	Engineering and parts
Novotroizk	Russia	Engineering
Orissa Cement	Asia	4,000 t/d kiln line
Lafarge Askaka	Africa	Coal mill
Hanson Permanente	N/S America	2 Mill shells
Lafarge Mejia	Asia	Grinding plant
Asec	Middle East	Ball mill with slide shoe bearing
Carbossulcis	Europe	Pneuflot
Aditya Cement Line 2	Asia	Pyro line 8,000 t/d
Maas Jordan	Middle East	Tyre section, clinker cooler plant
Souk El Khamis	Africa	Clinker cooler upgrade
South Valley	N/S America	Spares kiln line 5,000 t/d
LCC Benghazi 3	Africa	Rehabilitation of kiln section
Sichuan Yadong II	Asia	Kiln line 4,200 t/d
Hubei Yadong	Asia	Kiln line 4,200 t/d
Orient Cement Devapur I & III	Asia	Roller press 13 + roller press 16
Grasim Aligarh	Asia	Grinding line, roller press and VSK separator
Raysut lV	Middle East	2 Roller press 7, separator, pyrofloor, water treatment
Deccan Cement	Asia	Pyro process and grinding

6
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT DECEMBER 31, 2007

PROJECT	PROJECT LOCATION	SUBJECT

Ultratech (Awarpur)	Asia	Coal washery with batac jig and cyclones
Ultratech (Hirmi)	Asia	Coal washery with cyclones
Continental	N/S America	Roller press
Broceni Kiln 5	Eastern Europe	Engineering, preheater
Lukavac	Eastern Europe	Clinker production line 2,000 t/d
Denizli	Middle East	Mill upgrade with roller press
Eagle Mountain	America	New line expansion
Cemex Yaqui	N/S America	Kiln line 3,500 t/d
Jaypee Group	Asia	Pyro process and grinding
Chettinad Cement — Orient	Asia	Grinding line with roller press and upgrade cooler
Cemex Bayano	N/S America	Kiln line 3,500 t/d preheater tertiary airduct system
Bhusan Power & Steel	Asia	Coal washery plant
S.V. Power Coal Washery	Asia	Coal washery plant
Adanac	N/S America	2 Roller press
Ashaka Lignite	Asia	Grinding line
AKCC Al Katrana	Middle East	Cement production line 5,000 t/d
Hasanoglan	Middle East	Clinker production line 2,500 t/d
Himachal II	Asia	Kiln line 6,000 t/d
Sengilej	Russia	Cement production line 3,000 t/d
Jaypee Cement	Asia	Grinding line
Shree Cement	Asia	Grinding line
Jindal Stainless Ltd	Asia	Coal washery plant
RP Vasilkovka	Russia	2 Roller press
Sibirski	Russia	2 Roller press
Krasnojarsk	Russia	Automation system
JSW Cement (Jindal)	Asia	Grinding line with roller press and separator
Sangwon	Middle East	Cement plant 2 lines
Cemex Poland	Eastern Europe	Pyro processing line 8,000 t/d
Duro Felguera II	N/S America	Mims permos 14x
Severstal	Russia	Slurry coal benefication
Bhusan Steel Ltd	Asia	Coal washery plant
JSW Cement	Asia	9 Roller presses and pyro line

7
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

KHD’s general and administrative expenses increased from 7.4% of sales in 2006 to 8% of sales in 2007. This increase may be attributed to legal and professional services related to the creation of a modern and transparent group structure. This included establishing and documenting service agreements between subsidiaries and reducing most of the minority interests and cross holdings. We believe that this formalization and simplification improves the operational and tax efficiency of the group. In addition, as a large proportion of our expenses are incurred in currencies other than the US dollar, a weakening of the US dollar therefore increases our reported expenses. General and administrative expenses increased by approximately $1.5 million as a consequence of the weakening US dollar.
     Finally, our return on revenues increased from 8.4% in 2006 to 8.8% in 2007.
Cement
The cement annual revenues increased from $283.7 million in 2005 to $340.7 million in 2006 and to $518.6 million in 2007.
Cement Order Intake
Cement order intake for fiscal year 2005 was $400.7 million. This rose to $686.8 million in 2006, and from there increased to $761.8 million in 2007. In 2007, the emerging markets of Asia, Russia and Eastern Europe represented approximately 50% of cement orders; the Middle Eastern market accounted for 34%.
Cement Backlog
The cement order backlog was up 32% to $822 million at the close of 2007 compared to the same period in 2006. Due to the substantial value of project awards in the Middle East, Russia and Eastern Europe, our German subsidiaries’ cement order backlog at the close of 2007 was $669 million, nearly double the amount at the close of 2006.
Coal and Minerals
Coal and minerals business revenues in 2007 were $61.8 million, about 3% below the 2006 performance. However, the contract awards and backlog at the close of 2007 are most encouraging.
Coal and Minerals Order Intake
Long-term order intake and backlog trends show the strength of this market. The order intake for 2007 was $121.9 million, an increase of 111% over 2006. The Indian market continues to be strong, representing 32% of the order intake for the year. Most encouraging are the great strides we are making in penetrating the vast Russian and Eastern European markets. In 2007, these markets generated 15% of our coal and mineral orders, up from 2% in 2006.
Coal and Minerals Backlog
We enter 2008 with a coal and minerals business unit backlog of $97.4 million, more than double the backlog level at the outset of 2007 and more than 50% greater than the record 2005 level. The Asian, Russian and Eastern European markets will be the source of our greatest activity this year and hopefully for years to come.

8
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Inauguration — Sterlitamak Plant, Russia
9
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

GUIDANCE FOR 2008
This year our annual guidance is based on what we consider two key indicators: (1) order intake, which we believe to be an accurate measure of the progress and quality of sustainable growth; and (2) earnings per share, which is the traditional measure used by our shareholders and analysts.
     For the year 2008 we expect order intake to increase to a new record level of $1.1 billion. We project that our diluted earnings per share will be $2.05 to $2.15. Order intake and earnings per share are not evenly spread among all quarters and therefore this guidance is for the full year. It should be noted that this guidance does not include the benefits of the planned business expansion and diversification programs described later in this letter.
     Foreign exchange currency rates may have a material effect on our business performance in two ways. As much of our business is transacted in currencies other than the US dollar, a weakening US dollar increases both our revenues and costs. In addition, we hold US dollar cash deposits in certain of our subsidiaries outside the US. A weakening US dollar may result in unrealized foreign exchange losses on these cash deposits. In preparing our forecast we used currency assumptions at exchange rates similar to those prevailing at year-end.
2008 GROWTH AND
SUSTAINABILITY PROGRAMS
From 2004 to 2007, our cement business revenues increased by 223%, order intake by 150% and backlog by 214% On the coal and mineral side, our revenues increased by 184%, order intake by 278% and backlog by 442%. Our entire staff is to be commended.
     Now that the divestiture of non-core operations is complete, it is time to focus on the future. The growth of the business, the expanded geographies we now operate in and the many opportunities for continued growth made it apparent that our executive staff had to grow to manage the expanding business effectively.

Starting in the fall of 2007 and continuing through the first quarter of 2008 we have successfully recruited a world-class team of executives. In October, Alan Hartslief joined as our Chief Financial Officer. In February, we announced the appointment of Graham Lawes to head our Coal and Minerals Division and in March, Jouni Salo to head our Cement Division, and James Purkis to head our new Construction Division.
Growth — Cement Business
Our customers’ business practices are changing in response to globalization, industry consolidation and the record levels of activity. We are adapting to these changing market conditions to continue growing our market share, leveraging our equipment sales and expanding our business.
     The in-house capability and capacity of the large global cement companies to manage their record number of concurrent plant design and construction projects directly is finite. Smaller and newer cement companies do not have the required commercial, technical and project management skills to manage their plant design and construction projects. Consequently, we believe the industry is evolving toward more full-service projects, such as requiring companies like KHD to offer full service and supply beyond the scope of our proprietary equipment.
     Our Chinese competitor, Sinoma, and recently our traditional competitors FLS and Polysius, are offering cement project construction. While we have resisted a move into this arena for some time due to the additional pass-through content associated with projects of this type, the market opportunity may make this additional capability essential. We have considered and explored many alternative entry points to this segment of services.
     As discussed in my last letter to the shareholders and on our November 2007 investor conference call, we decided the most effective means of entry is to establish a new Construction Division. Mr. James Purkis, a skilled

10
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Top: 1x BATAC — Beeshoek Plant, South Africa

Bottom left to right:
6x PNEUFLOT — Qipanjing Plant, China
Cyclone Heat Exchanger — Continental Plant, USA
1x PNEUFLOT — Dartbrook Plant, Australia
11
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

and seasoned professional with extensive international infrastructure experience, has been appointed to lead our efforts in this area. We will realign our project management, site supervision and service capabilities to make more effective use of our “back office.” James’s background in managing complex, international, multidisciplinary projects will enable him to network our in-house skills with capable partners and present our customers with a team well qualified to suit the needs of their projects.
Growth — Coal and Minerals Business
Over the last two years we have looked at dozens of acquisition opportunities in the coal and minerals area. Each of these companies had either technology that would have expanded our product lines and/or a presence in a particular geography to enhance our presence in that market. The problem with these opportunities was the price. KHD will not overpay for acquisitions. Consequently, we have grown this business through strategic “technology partnerships” with third-party suppliers. In 2007, we established a license agreement with Gaudfrin of St-Germain-en-Laye, France which allows us to offer large-diameter disc filters to customers in the minerals field. Four such units have already been sold in India. Further negotiations are ongoing with Gaudfrin with a view to securing technical collaboration to offer the complete Gaudfrin line of filtration products and to expand license territories to better complement the operation of the KHD group.
     In the third quarter of 2007, a license agreement was established with Westech Engineering of the United States. Under this agreement, we will be able to offer a comprehensive range of liquid and solid separation equipment and systems for mineral, chemical and environmental applications. We have secured exclusive licensing rights for the Westech line of products in India and Europe and non-exclusive rights in Russia, the CIS and the Middle East. Staff from KHD India and KHD Germany have recently completed a training program at Westech headquarters in Salt Lake City. Our Indian subsidiary’s effort will be based in Chennai; the European effort will be based in Cologne; our marketing of this line of products in Russia and the CIS will initially be supported by staff of KHD Germany.
     We have also established a licensing arrangement with Doppstadt, a German company offering a variety of shredder technologies. These technologies, which incorporate alternative fuels (primarily waste materials as the energy source to reduce production of harmful emissions), can now be offered by members of the KHD group for applications to their cement customers. A number of contracts for these fuel units have already been completed.
     Fraser Alexander Tailings of Boksburg, South Africa, and KHD have entered into a cooperation agreement as a prelude to formalizing a more permanent arrangement for licensing in India, Russia and other target geographies. KHD and Fraser Alexander are currently pursuing a project opportunity in India. The relationship with Fraser Alexander provides KHD with access to technologies for hydraulic mining and paddock dams for minerals tailings. These re-mining technologies are strong lead-ins for the application of KHD and Westech equipment and systems.
     These partnerships have served KHD well and we will continue this initiative. However, we believe that market conditions present such a dramatic opportunity that we will continue to seek out prudent acquisitions in coal and minerals processing to significantly expand our scope of supply and geographic presence. Graham Lawes, our new head of this division, is highly experienced in identifying attractive target companies, closing acquisitions and leading successful integration programs.

12
PRESIDENT’S REPORT

Impact Hammer Mill — Mordow02 Plant, Russia
13
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Sustainability
The greatest challenge to the sustainability of KHD lies in decreasing our dependence on the cyclical nature of providing equipment to cement producers. As discussed, we have recently focused on strategic technology partnerships both to broaden our scope of supply to existing industry customers, and to expand applications and introduce our technologies to a larger universe of industries. While we will continue this effort, KHD has chosen to launch another diversification strategy that we believe to be an attractive and effective use of our cash resources.
     Our approach is to combine our extensive knowledge of cement plants and our dominant position in the emerging markets of Russia and the CIS to form partnerships to build, own and operate (BOO) cement plants. The schematic below illustrates the concept:

KHD intends on partnering with an experienced and well-established local entity that will become an active majority shareholder and utilize its local knowledge and contacts to identify the most attractive opportunities. KHD, in addition to being a passive minority equity partner, will design, fabricate, erect, commission and operate these cement plants. An investment bank will arrange and assisting in structuring, and arrange debt financing.
     Under this strategy, we anticipate that we will have the opportunity to generate earnings on the engineering and equipment supply as well as the plant operations and the eventual sale of the cement itself. The revenue stream from production would be, we believe, constant and predictable. In the past few months we have explored the market for interest in this concept and are currently negotiating with a number of potential partners for projects of this type.

14
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

RETURN OF EQUITY TO OUR SHAREHOLDERS BY DISTRIBUTION OF MASS FINANCIAL SHARES

In our November investor conference call we committed to providing a plan for our cash assets by the end of the first quarter of 2008. We have just described how we plan to deploy the free cash assets. KHD recognizes the broad nature of our shareholder base, with the objective of some being the return of cash, while others prefer to preserve equity.
     After considering a number of alternatives, we are pleased to announce that we intend to distribute to our shareholders the value of the preferred shares of Mass Financial Corp. (Mass). Mass represents the majority of our former financial services assets which were spun off in a tax-efficient distribution in January 2006. As part of this distribution, the preferred shares, through a series of transactions, will be exchanged for common shares of Mass. The value of the preferred shares at December 31, 2007 was $92 million. The value of the distribution will be determined by certain tax requirements, and an evaluation will be conducted to determine a fair ratio for the exchange of the preferred shares for the common shares. Those shareholders that prefer cash may sell the shares and those that prefer equity may hold the shares.
It is contemplated that the distribution will be completed in several tranches, with the first distribution being conducted during the second or early third quarter.
     It is anticipated that the distribution will be free of tax for KHD, and KHD’s shareholders. We will complete the distribution by way of a Plan of Arrangement, under Section 288 of the British Columbia Business Corporations Act, where we will request our shareholders to approve the transaction and the Supreme Court of British Columbia to approve the fairness of the transaction. A record date for the eligible shareholders will be set upon receiving approval of the Plan of Arrangement.
     In closing, we realize that we came in short on our 2007 full-year guidance, and will work hard to create realistic and achievable expectations in the future. We will continue to work hard to improve the performance of our business and our diversification effort as we continue to expand the sustainability of this company, offering a variety of industrial plant services to diversified industries on a global basis.
     We will be presenting our latest results and strategies going forward at investor meetings in North America and Europe in the coming weeks. We look forward to receiving your input.
Respectfully submitted,
Jim Busche
President and Chief Executive Officer

15
PRESIDENT’S REPORT

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

Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars. Cdn$ means Canadian dollars.

ITEM 1	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3	Key Information

A.	Selected Financial Data

The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2007. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our company’s financial information. For a description of the differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, see Note 22 to our company’s consolidated financial statements included in this annual report. The information in the table was extracted from the detailed consolidated financial statements and related notes included elsewhere in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5 — Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in United States dollars in accordance with Canadian GAAP)
(in thousands, other than per share amounts)

Fiscal Years Ended December 31

	2007	2006(1)	2005(1)	2004(1)	2003(1)

Revenues	$580,391	$404,324	$316,978	$144,039	$—
Operating income (loss)	53,010	40,555	25,551	8,206	(1,476)
Income from continuing operations	50,980	34,152	22,864	6,270	1,229
Income (loss) from discontinued operations	(9,351)	(2,874)	5,361	22,121	33,816
Extraordinary gain	513	—	—	—	—
Income from continuing operations per share(2)
Basic	1.71	1.13	0.84	0.23	0.05
Diluted	1.68	1.12	0.84	0.23	0.05
Income (loss) from discontinued operations per share(2)
Basic	(0.31)	(0.10)	0.20	0.82	1.30
Diluted	(0.31)	(0.09)	0.19	0.82	1.30
Extraordinary gain per share(2)
Basic	0.02	—	—	—	—
Diluted	0.02	—	—	—	—
Net income	42,142	31,278	28,225	28,391	35,045
Net income per share(2)
Basic	1.42	1.03	1.04	1.05	1.34
Diluted	1.39	1.03	1.03	1.05	1.34
Total assets	789,311	641,920	523,056	501,578	313,043
Net assets	313,120	295,754	262,347	248,196	172,757
Long-term debt, less current portion	13,920	10,725	2,920	3,320	12,643
Shareholders’ equity	307,194	273,288	244,259	223,844	169,023
Capital stock, net of treasury stock	44,566	44,212	53,574	52,478	45,356
Weighted average common stock outstanding, diluted (in thousands of shares)(2)	30,402	30,415	27,509	27,040	26,110

(1)	The disposition of our company’s real estate interests in September, 2007 and the financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to the discussion in Note 4 to our consolidated financial statements included in this annual report. We use income from continuing operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year presented. Because we are reclassifying prior years’ financial statements for the presentation of discontinued operations, diluted earnings per share are not consistent with those originally presented.

(2)	Adjusted for two-for-one split which became effective on September 10, 2007.

Selected Financial Data
(Stated in United States dollars in accordance with U.S. GAAP)
(in thousands, other than per share amounts)

Fiscal Years Ended December 31

	2007	2006(1)	2005(1)	2004(1)	2003(1)

Revenues	$580,391	$404,324	$316,978	$144,039	$—
Operating income (loss)	45,046	38,596	25,551	8,206	(1,473)
Income from continuing operations	43,031	32,220	22,843	6,287	1,226
Income (loss) from discontinued operations	(9,351)	(2,874)	(1,950)	22,121	33,732
Extraordinary gain	513	—	—	—	—
Income from continuing operations per share(2)
Basic	1.44	1.07	0.84	0.23	0.05
Diluted	1.42	1.06	0.84	0.23	0.05
Income (loss) from discontinued operations per share(2)
Basic	(0.31)	(0.10)	(0.07)	0.82	1.30
Diluted	(0.31)	(0.10)	(0.07)	0.82	1.30
Extraordinary gain per share(2)
Basic	0.02	—	—	—	—
Diluted	0.02	—	—	—	—
Net income	34,193	29,346	20,893	28,408	35,058
Net income per share(2)
Basic	1.15	0.97	0.77	1.05	1.34
Diluted	1.13	0.96	0.77	1.05	1.34
Total assets	789,541	641,920	523,401	501,995	310,657
Net assets	306,854	291,567	253,843	247,416	169,301
Long-term debt, less current portion	13,920	10,725	2,920	3,320	12,643
Shareholders’ equity	300,939	269,101	235,755	223,064	165,567
Capital stock, net of treasury stock	50,162	44,174	53,574	52,478	45,356
Weighted average common stock outstanding, diluted (in thousands of shares)(2)	30,402	30,415	27,509	27,040	26,110

(1)	The disposition of our company’s real estate interests in September, 2007 and the financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to the discussion in Note 4 to our consolidated financial statements included in this annual report. We use income from continuing operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year presented. Because we are reclassifying prior years’ financial statements for the presentation of discontinued operations, diluted earnings per share are not consistent with those originally presented.

(2)	Adjusted for two-for-one split which became effective on September 10, 2007.

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States generally accepted accounting principles is included in Note 22 to the audited consolidated financial statements included in this annual report. The primary significant difference between Canadian and United States generally accepted accounting principles relates to accounting for stock-based compensation expenses.

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

During our year ended December 31, 2007, we operated in two reportable business segments consisting of (i) an industrial plant engineering and equipment supply business and (ii) our interest in the Wabush iron ore mine. As a result of a corporate reorganization of our company during December 2005, we reorganized our financial services and merchant banking business in a series of internal corporate restructuring transactions. Following the reorganization, Mass Financial Corp., a former wholly-owned subsidiary of our company, held all of our company’s financial services and merchant banking business except for MFC Corporate Services AG (formerly MFC Merchant Bank SA) and our royalty interest in an iron ore mine. On January 31, 2006, we distributed all of the issued and outstanding shares of common stock of Mass Financial, representing our financial services and merchant banking business, to our shareholders. Following the distribution, Mass Financial has operated as a separate company. In November, 2006, we disposed of our interest in MFC Corporate Services to Mass Financial. In August, 2007, we transferred certain real estate interests and other assets indirectly held by our company to SWA Reit and Investments Ltd. and set September 25, 2007 as the record date for the pro-rata distribution to our shareholders of Austrian depositary certificates representing the common shares of SWA Reit.

Consequently, we currently operate as an industrial plant engineering and equipment supply business and have a royalty interest in the Wabush iron ore mine.

Risk Factors Relating to Our Business

A downturn in the economy could reduce the demand for our industrial plant engineering and equipment supply business and therefore may have a material adverse effect on our financial results.

The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement and coal, such as the industrial plant engineering and equipment supply and commercial sectors, experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. A recession or a slowing of the global economy, or a decrease in commercial and industrial demand for our services and products, could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our services and products. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in requests for the design and construction of plants or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand and pricing pressures will adversely affect our financial condition and results of operations. We may not be able to predict the timing, extent and duration of the economic cycles in the markets in which we operate.

Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial condition and results of operations.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial condition and results of operations. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial condition and results of operations.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial condition and results of operations.

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

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our financial condition and results of operations.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Therefore, our ability to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

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

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

A rise in inflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in

United States currency. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial condition.

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.

We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims, all of which may adversely affect our business, results of operations and financial condition.

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when such agreements expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial condition and results of operations.

We may not be able to protect the confidential or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, violates the intellectual property of others or if our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our constating documents contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our constating documents contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

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

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” in this annual report on Form 20-F for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the United States dollar. A depreciation of such currencies against the United States dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the United States dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” in this annual report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

ITEM 4	Information on the Company

A.	History and Development of the Company

We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June, 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March 1980, under the Business Corporations Act (Yukon) in August 1996 and under the Business Corporations Act (British Columbia) in November, 2004. Our name was changed from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” on October 28, 2005. Our registered office is located at Suite 800 — 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1 and our office is located at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

On September 7, 2007, we completed a two (2) for one (1) stock split.

See “Item 5 — Operating and Financial Review and Prospects — Acquisitions and Divestitures” for more information on our significant acquisitions and dispositions.

B.	Business Overview

During our year ended December 31, 2007, we operated in two reportable business segments consisting of (i) an industrial plant engineering and equipment supply business and (ii) our interest in the Wabush iron ore mine.

For a description of this royalty interest, see “Item 4 — Property, Plant and Equipment — Royalty Interest — Wabush Iron Ore Mine”.

During fiscal year 2007, we focused on our industrial plant engineering and equipment supply business for the cement, coal and minerals processing industries and maintaining leadership in supplying technologies, equipment and engineering services for cement, coal and minerals processing, as well as designing and building plants that produce clinker, cement, clean coal and minerals, such as copper, gold and diamonds.

At the conclusion of 2007, we employed in excess of 1,200 people, and our operations were primarily conducted in Asia, Europe and the Americas. The following is a summary of the revenues from providing industrial plant engineering and equipment supply products and services to the cement, coal and mineral industries, by geographic region of the project location for the three most recently completed fiscal years:

	2007	2006	2005
	(In thousands)

Africa	$21,393	$10,488	$8,475
Americas	118,417	75,723	22,805
Asia	196,348	106,336	66,573
Russia & Eastern Europe	83,592	41,548	42,187
Europe	35,502	29,764	30,889
Middle East	123,283	135,759	134,180
Australia	1,856	4,706	11,869

Total	$580,391	$404,324	$316,978

Description of Our Industrial Plant Engineering and Equipment Supply Business

Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. We design and provide equipment that produce clinker, cement, clean coal, and minerals such as copper and precious metals. We offer detail engineering, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment. The scope of services also includes feasibility studies, raw material testing, financing concepts, erection and commissioning, personnel training, and pre and post sales services. We have in excess of 1,200 employees world-wide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.

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

Business Activities — Cement

Over the past five years, we have focused on our core strengths of design, engineering, manufacturing, erection and commissioning of cement plants world wide. Except for certain specialty machines, we have either purchased equipment locally or outsourced equipment fabrication to our specifications at facilities in the project’s host country, under terms similar or more stringent than those imposed by our customers.

Specific services that we provide include plant design (i.e. arrangement and layout), equipment design and development, engineering services (i.e. process, electrical and mechanical) and automation services. In the erection and commissioning phases, we ensure that production lines or portions of plants function as specified and we will also train customer personnel on site. While we maintain minimum manufacturing capacity in Cologne, Germany for production of specialized grinding equipment, as well as some critical spare parts and testing, the manufacturing of most products is increasingly outsourced (according to our specifications) to lower cost platforms and, to this end, project host countries. Our strategic plan calls for expansion of manufacturing capacities in the low cost countries. In late 2006, we initiated the operation of a fabrication facility in Farabad, India.

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

In an effort to decrease our dependence on the cyclical nature of providing equipment to cement producers, we intend to combine our extensive knowledge of cement plants and our dominant position in the emerging markets of Russia and the CIS to form partnerships to build, own and operate cement plants. We intend on partnering with an experienced and well-established local entity that will become an active majority shareholder and utilize its local knowledge and contacts to identify the most attractive opportunities. We, in addition to being a passive minority equity partner, will design, fabricate, erect, commission and operate the cement plant. We anticipate that investment banks will arrange and assist in structuring and arranging debt financing. Under this strategy, we anticipate that we will have the potential of generating earnings on the engineering and equipment supply as well as the plant operations and the eventual sale of the cement itself.

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

Recent Developments

On March 29, 2007, we entered into an arrangement agreement with Sasamat Capital Corporation whereby we acquired all of the outstanding common shares of Sasamat. On May 29, 2007, we received the final Order from the Supreme Court of British Columbia approving the arrangement and Sasamat became a wholly-owned subsidiary of our company. Pursuant to the arrangement, we issued a total of 645,188 common shares of our company to the shareholders of Sasamat.

In March 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit Ltd. (now called SWA Reit and Investments Ltd.), a corporate governed by the laws of Barbados, contemplating an arrangement under Section 288 of the British Columbia Business Corporations Act, whereby, we agreed to transfer certain real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. The arrangement was approved by our shareholders at our annual and special shareholders’ meeting held on July 27, 2007, and adjourned to August 3, 2007. September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plan engineering and equipment supply business. The distribution of Austrian depositary certificates (or common shares of SWA Reit) did not significantly change the economic interests of our shareholders in the assets of our company.

Also at the meeting, our shareholders approved a stock-split of our issued and outstanding common shares on the basis of two (2) common shares for every existing one (1) common share. The record date for the stock split was August 23, 2007 and the distribution date was September 7, 2007.

On May 24, 2007, the New York Stock Exchange, Inc. approved our application for listing of our common shares without par value on the NYSE. We voluntarily terminated our listing on the NASDAQ Global Select Market and our common shares were delisted from trading on the NASDAQ Global Select Market on June 15, 2007. Our common shares commenced trading on the NYSE on a post-split basis on September 10, 2007 under the symbol “KHD”.

On March 30, 2007, we announced an exclusive cooperation agreement with CITIC Heavy Machinery Company Ltd. whereby we will work with CITIC to jointly offer engineering, manufacturing and sale of plant equipment and services to the cement industry. This agreement gives us greater access to the domestic Chinese cement market and to a low-cost manufacturing, product supply and engineering platform. CITIC has responsibility for the Chinese market and we have responsibility for all other markets.

Under a manufacturing agreement, CITIC will manufacture our company’s products for use by us and we will grant a license to CITIC for manufacturing of our company’s products for use by CITIC on its Chinese projects. CITIC has also granted us access to its products.

Subject to availability, our company and CITIC have agreed to provide each other with engineering and design support.

In the Fall of 2007, we entered into license agreements with the following companies:

•	Gaudfrin (France) which specializes in large diameter vacuum disc filters for the alumina industry.

•	Doppstadt (Germany) which provides municipal sewage waste treatment equipment engineering and systems.

•	Westech Engineering (United States) which provides a comprehensive range of liquid and solid separation equipment and systems for mineral, chemical and environmental applications.

•	Fraser Alexander Tailings (South Africa) which provides technology for hydraulic mining and paddock dams for mineral tailings.

Expanding Low Cost Platforms

We contemplate that India is the platform through which the majority of increased capacity requirements will be met. Our Indian subsidiary has begun exporting cement industry services to international markets, primarily in the Middle East and Africa, established a global engineering centre, opened a new fabrication and assembly facility and booked more orders in our Calcutta coal and minerals operation during fiscal 2007 than were booked in the years 2004, 2005 and 2006 combined. In China, we have entered into a strategic alliance with CITIC Heavy Machinery Company Ltd. to participate in the domestic Chinese market and secure access to our partner’s low-cost engineering and manufacturing platforms for international work.

Global Risk Control

In 2005, we developed a new, modern, formal and extensive global risk management program. This program is a comprehensive set of procedures designed to assure the technical, commercial and country risks associated with each project are adequately addressed in the pricing, engineering and negotiations of commercial terms. New procedures were developed and formalized with the assistance of external consultants and we initiated a professional recruitment effort to identify and hire an experienced manager. In March, 2006, we appointed a Vienna based global head of risk.

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

To enhance our ability to capitalize on this expanding market, we have established an exclusive joint venture with Rusoprom Interregional Joint Stock Company. Through the joint venture’s operating company, we will be able to directly contract in Russia for detail design and fabrication of our industrial plant equipment. We will also be able to explore potential acquisitions for low cost platforms in engineering and manufacturing capacity in Russia.

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

We operate four pilot plants in Europe, Asia and Australia for demonstration and testing purposes. On occasion, these plants are leased to industry groups for independent testing programs. Recent research activities already acknowledged in the public domain include a new clinker cooler, a compact mill and waste fuel reactors. Other current proprietary research activities are addressing grinding surface materials and designs, expert systems, and burners. In total, we currently hold more than 471 patents and 173 trademarks.

The research and development program focuses on technological options to reduce carbon dioxide (CO2) emission from industrial production processes and developing new energy efficient grinding solutions. These accrue mainly as exhaust gas contained gaseous carbon dioxide (CO2) and as attributable carbon dioxide (CO2) contribution from the consumption of electrical energy.

The target industrial sectors are cement production and mineral processing; however, the technologies to be developed may also be applied in other high energy consuming production processes.

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

Order Intake and Backlog

For easy comparison on the trend without the foreign exchange effect, € amounts in this section have been translated into U.S.$ at 1.4603, being the exchange rate at December 31, 2007.

Order intake for the year 2007 was $883.8 million compared to $744.5 million for the fiscal year 2006. Order backlog at the end of fiscal year 2006 stood at $667.4 million and increased to $919.4 million at the end of fiscal year 2007.

Through the end of 2007, as compared to this same point in time in 2006, order intake in Asia increased from $248.4 million to $255.8 million, in the Middle East from $76.2 million to $304.0 million and in Russia and Eastern Europe it increased from $179.6 million to $187.4 million. The geographic breakdown of order intake for the year ended December 31, 2007 consists of 34% from the Middle East, 29% from Asia, 21% from Russia and Eastern Europe and the balance primarily from Europe and the Americas.

Order intake is defined as the total of all orders which are received during the respective period, while order backlog is defined as the amount of orders received but not yet fulfilled.

Industry Description

There was an increase in demand for new cement capacity as cement consumption is increasing primarily due to population growth and infrastructure expansion. The global market for new cement production capacity is cyclical and has experienced a high level of activity in the past two or three years. There were large investments being made in Asia, the Americas and the Middle East, particularly in China and India.

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

The market for cement equipment has three globally active, complete line suppliers. These are the FLSmidth & Co. A/S, Polysius AG and Sinoma International Engineering Company Ltd.

In the cement business, we principally compete with three part-line suppliers: Claudius Peters Group GmbH, which focuses on clinker cooling, and Loesche GmbH and Gebrüder Pfeiffer AG, which both focus on raw and finished materials grinding.

We conducted our business in 2007 in a global environment that was highly competitive and unpredictable. For more information, see “Item 3 — Key Information — Risk Factors”.

Sales and Distribution Channels

While we provide services throughout the world through our subsidiaries and representative offices, sales and marketing efforts are developed and coordinated by our sales and marketing agency. In general, decisions by clients to increase production capacities, either through the addition of new lines or through the expansion of existing facilities, are the result of an extensive formal planning process. Consequently, any opportunity is well known and anticipated by us and our competitors. However, opportunities in the after-sales markets are identified by diligent and constant interaction with operating plant mangers.

Our sales and after-sales staff of more than 50 professionals, including both our sales and marketing agency and subsidiary employees, is organized by regions of the world. In the sales and marketing agency, each region has a senior key account manager who is supported by local sales staff in the subsidiaries and representative offices. The sales efforts are technical in nature, and consequently the staff consists of senior experienced engineers.

Proper preparation of a proposal is a major effort, and in the case of a new plant, can represent an investment in excess of $150,000. The customer usually starts by providing a sample of the raw material to be processed, as well as specifications for production capacity, energy requirements, emission limits, product quality, etc. We must analyze the sample, complete preliminary engineering to a sufficient extent so that the major components can be sized, prepare arrangement plans, and in the case of expansions, develop connection details, shutdown requirements, etc. Consequently, the decision to bid is strategic and must be made considering other opportunities available at the time, commitment load by geographic region, country risk, history with the customer (e.g. have they purchased our or our competitor’s lines in the past), bonding capacities, financing availability, etc. This strategic decision is made by the sales and marketing agency. If the agency determines that a bid should be pursued, it also makes recommendations regarding the bid particulars. Before the bid is offered to the customer, the key account manager must present it to an executive committee for authorization.

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

In total, we currently hold 471 patents and 173 trademarks.

Description of Our Royalty Interest

We indirectly participate in a royalty interest in the Wabush iron ore mine. For a description of this royalty interest, see “Item 4 — Property, Plant and Equipment — Royalty Interest — Wabush Iron Ore Mine”.

Discontinued Operations

Disposition of Financial Services Operations

In December 2005, our board of directors passed a resolution to distribute the majority of our financial services business to our shareholders. Our board of directors determined that the separation of our financial services business from our industrial plant engineering and equipment supply business would enhance the success of both businesses and maximize shareholder value over the long term by enabling each company to pursue its own focussed strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each business in comparison to other companies within their respective industries. In connection with the distribution, we ensured that we preserved our entitlement to Mass Financial’s exempt surplus earned in respect of our company and that inter-corporate indebtedness between our company and Mass Financial be eliminated in a tax-efficient basis. Pursuant to this resolution, we entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement with Mass Financial. At the time of the share exchange, our carrying amount of our investment in the Mass Financial group was $191.3 million (Cdn$218.8 million) (including a currency translation adjustments loss of $22.7 million). Our equity interest in Mass Financial was exchanged for preferred shares in Mass Financial and one of its subsidiaries with an exchange value of $168.6 million (Cdn$192.9 million).

Upon the closing of the restructuring and share exchange agreements, Mass Financial held all the financial services business of our company, except for MFC Corporate Services and our interest in a resource property; and our company held all Class B preferred shares and Class A common shares in the capital of Mass Financial.

On January 31, 2006, we completed the distribution to our shareholders of the common shares of Mass Financial, our financial services business, into a separate company. We distributed all of the Class A common shares of Mass Financial to our shareholders by way of a stock dividend of a nominal amount.

Included in the assets of Mass Financial on the distribution date were 3,142,256 of our common shares with a carrying amount of $9.3 million. In February 2006, Cdn$65.0 million of the preferred shares in Mass Financial were redeemed and the payment was effected by setting off Cdn$65.0 million owing to Mass Financial by us under a set-off agreement. Upon completion of all agreements related to the restructuring and distribution, we own Class B preferred shares in Mass Financial and preferred shares in one of its subsidiaries which have an aggregate carrying value of $109.7 million (Cdn$127.9 million).

The Class B preferred shares of Mass Financial, which are issued in series, are non-voting and pay an annual dividend of 4.4367% on December 31 of each year, commencing December 31, 2007. Mass Financial may, at its option and at any time, redeem all or any number of the outstanding Class B preferred shares. Beginning December 31, 2011 and each year thereafter, the holder of Class B preferred shares is entitled to cause Mass Financial to redeem up to that number of Class B preferred shares which have an aggregate redemption amount equal to but not exceeding 6 2/3% of the redemption amount of the Class B preferred shares then outstanding. In the event of liquidation, dissolution or winding up of Mass Financial, the holder of the Class B preferred shares is entitled to receive in preference and priority over the common shares and Class A common shares of Mass Financial, any amount equal to the Class B redemption amount plus any declared and unpaid dividends thereon. No class of shares may be created or issued ranking as to capital or dividend prior to or on parity with the Class B preferred shares without the prior approval of holder(s) of the Class B preferred shares.

Pursuant to a loan agreement and a pledge agreement, we had an inter-corporate indebtedness due to Mass Financial of Cdn$37.0 million as at December 31, 2006, as evidenced by a promissory note. The promissory note bears interest at 4.4367% per annum, with the first annual payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, we will repay a principal amount of Cdn$2.5 million each year, over a 15-year period. Under the pledge agreement, we deposited in pledge with Mass Financial the collateral (our investment in Class B preferred shares in Mass Financial) to be held for the benefit of Mass Financial as continuing security for the due payment of the promissory note.

Under a letter agreement, we and Mass Financial agreed that at any time we repay to Mass Financial any portion of the principal amount of the promissory note, Mass Financial shall redeem not less than Cdn$3.34784 Class B preferred shares for every Cdn$1 of the promissory note repaid. We also agreed that at any time Mass Financial redeems or retracts its Class B preferred shares, we shall repay to Mass Financial Cdn$0.2987 of the promissory note for every Cdn$1 of the Class B preferred shares redeemed. As a result of the offset, we had a net financial asset of Cdn$90.9 million in the Mass Financial group at both December 31, 2007 and 2006. However, as a result of adjustments from the application of U.S. dollar reporting as a result of fluctuation of exchange rate between Canadian and U.S. dollars, we reported $92.0 million and $78.0 million as our net investment in the preferred shares of the Mass Financial group in our consolidated balance sheet as at December 31, 2007 and 2006, respectively.

Following the distribution of Class A common shares in Mass Financial to our shareholders, Mass Financial agreed to provide certain management services in accordance with the terms of a services agreement entered into by our company and Mass Financial. Under that agreement, Mass Financial agreed to provide management services in connection with the investment in MFC Corporate Services in consideration for us paying Mass Financial 15% of the after tax profits of MFC Corporate Services and a right of first refusal. The right of first refusal granted Mass Financial an option whereby Mass Financial had the right to: (i) purchase MFC Corporate Services on the same terms as any bona fide offer from a third-party purchaser acceptable to us; or to (ii) assist in the sale, if ever, of MFC Corporate Services for an additional service fee of 5% of the purchase price. This agreement was terminated in November 2006 when we disposed of our equity position in MFC Corporate Services to the Mass Financial group. There were no fees paid to Mass Financial under this management services agreement.

Also under that agreement, Mass Financial agreed to provide management services to Cade Struktur in connection with the review, supervision and monitoring of the royalty earned by Cade Struktur in connection with our interest in the Wabush iron ore mine. We agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that Cade Struktur receives in connection with the royalty in consideration for the management services.

The services agreement provides that the agreement may be terminated at any time if agreed to in writing by both parties. We also have the right to terminate the services agreement at any time upon at least six months prior notice after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.

Pursuant to the terms of the restructuring agreement, we and Mass Financial agreed that all current and outstanding guarantees issued by either of our companies would continue to be in force for a reasonable period of time following the consummation of the distribution of the Class A common shares of Mass Financial. Similarly, both parties agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was only one outstanding guarantee of $1.1 million which has been issued by us on behalf of a 27.8% equity method investee of Mass Financial and this guarantee expired in March 2007. As at December 31, 2007, there was no guarantee which was issued by the company on behalf of Mass Financial.

In November 2006, we completed the disposition of our entire equity interest in MFC Corporate Services to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Corporate Services as of September 30, 2006 of $68.2 million (Cdn$77.9 million) and comprised cash of Cdn$38.8 million (Cdn$31.1 million paid in November 2006 and Cdn$7.7 million to be paid on or before the day which is the earlier of 30 calendar days after (i) the date on which the triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of Cdn$8.0 million due November 2007 bearing interest at 5% per annum and 1,580,000 of our common shares valued at initial share value of Cdn$31.1 million. The initial valuation of 1,580,000 of our common shares was subject to an adjustment which equalled to the positive balance, if any, between the initial share value and the market price on the Payment Date. At the time of the sale, our carrying amount of its investment in MFC Corporate Services was $67.8 million (Cdn$77.3 million). The wholly-owned subsidiary of Mass Financial had a put option to sell 9.9% common shares in MFC Corporate Services to us on the Payment Date.

We agreed with Mass Financial that April 30, 2007 was the Payment Date and the market price of our common shares was $23.815 per share on the Payment Date. Accordingly, an adjustment of $10.1 million (Cdn$10.9 million) was recorded as an adjustment to the price of the treasury shares acquired as part of this transaction. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% of the common shares of MFC Corporate Services to us for Cdn$8.0 million on the Payment Date.

In October 2007, we sold the 9.9% equity interest in MFC Corporate Services to SWA Reit at its book value of $8.2 million (Cdn$8.0 million) in exchange for 219,208 of our common shares and no gain or loss was recognized.

At the time of the disposition of MFC Corporate Services, MFC Corporate Services held an approximately 20% equity interest in a non-wholly-owned German subsidiary. It was the intention of both parties that the economic interest in the German subsidiary held by MFC Corporate Services be retained by us. To achieve this objective, we subscribed for shares in a subsidiary of Mass Financial that track the benefits from this 20% equity position in the German subsidiary. These shares entitle us to retain our commercial and economic interest in and benefits from this 20% equity position in the German subsidiary, net of related costs and taxes. The total consideration for the tracking stock subscription was $9.4 million of which $8.5 million (which was our carrying value) was paid in November 2006 and $0.9 million was unpaid as of December 31, 2006 (but paid in February 2007). Under the tracking stock agreement, we are the beneficiary, the stock trading company is the debtor and Mass Financial is the guarantor. Furthermore, we were granted by MFC Corporate Services the right to acquire common shares in the German subsidiary at fair market value and a right of first refusal in case of a potential sale or other disposal of common shares in the German subsidiary by MFC Corporate Services. The price payable by us will be offset against the tracking stock participation and therefore will be commercially netted to $nil except for related costs and taxes, if any. In 2007, MFC Corporate Services distributed its entire shareholding of the German subsidiary of our company to the wholly-owned subsidiary of Mass Financial (the immediate parent company of MFC Corporate Services) by way of dividend-in-kind. The tracking stock participation remains in force.

As at December 31, 2007 and 2006, we owned all Series 2 Class B preferred shares of Mass Financial. In October 2006, we received 35,000 common shares of Mass Financial in connection with the asset exchange transaction, of which 16,618 common shares were sold in 2006 with remaining 18,382 common shares sold in January 2007. We did not hold any common shares in Mass Financial as of December 31, 2007.

Real Estate and Other Interests

In March 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit, a corporate governed by the laws of Barbados, contemplating an arrangement under Section 288 of the British Columbia Business Corporations Act, whereby, we agreed to transfer certain non-core real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. The arrangement was approved by our shareholders at our annual and special shareholders’ meeting held on July 27, 2007, and adjourned to August 3, 2007. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plan engineering and equipment supply business. The distribution of Austrian depositary certificates (or common shares of SWA Reit) did not significantly change the economic interests of our shareholders in the assets of our company.

September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. Since then, we no longer hold any real estate interests. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million (Cdn$56.2 million), which also equalled to their book value.

For reporting purposes, the results of operations of Mass Financial, MFC Corporate Services and SWA Reit have been presented as discontinued operations. For 2007, 2006 and 2005, the revenues of $nil, $35.6 million and $456 million, respectively, and the pre-tax profit (loss) of $(1.0 million), $(3.3 million) and $6.8 million, respectively, were reported in discontinued operations.

C.	Organizational Structure

As at March 15, 2008, our significant wholly-owned direct and indirect subsidiaries are as follows:

Jurisdiction of
Incorporation or
Name of Wholly-Owned Subsidiary	Organization

KHD Holding AG	Switzerland
KHD Humboldt Wedag International Holdings GmbH	Austria
KHD Humboldt Wedag International GmbH	Austria
Humboldt Wedag Inc.	USA
Humboldt Wedag India Ltd.	India
Humboldt Wedag Australia Pty Ltd.	Australia
KHD Investments Ltd.	Marshall Islands
New Image Investment Company Limited	USA
Inverness Enterprises Ltd.	Canada
KHD Humboldt Wedag (Cyprus) Limited	Cyprus
MFC & KHD International Industries Limited	Samoa
KHD Humboldt Wedag (Shanghai) International Industries Limited	China
KHD Sales and Marketing Ltd.	Hong Kong
KHD Humboldt Wedag International (UAE) FEZ	UAE

As at March 15, 2008, our significant non-wholly-owned subsidiaries are as follows:

	Jurisdiction of		Our
	Incorporation or		Beneficial
Name of Non-Wholly-Owned Subsidiary	Organization	Owner of Interests	Shareholding

KHD Humboldt Wedag International (Deutschland) AG	Germany	KHD Humboldt Wedag International Ltd.	97.9	%(1)
KHD Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	97.9%
Humboldt Wedag Coal & Minerals Technology GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	97.9%
ZAB Zementanlagenbau GmbH Dessau	Germany	KHD Humboldt Wedag GmbH	97.9%
ZAB Industrietechnik & Service GmbH	Germany	Zementanlagenbau Dessau GmbH	97.9%
Humboldt Wedag (SA) (Pty) Ltd.	South Africa	KHD Humboldt Wedag International GmbH	71.9%
Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	97.9%
Blake International Limited	British Virgin Islands	KHD Humboldt Wedag GmbH	97.8%
HIT International Trading AG	Germany	Blake International Limited	73.5%

(1)	Held by our company and/or our subsidiaries.

D.	Property, Plant and Equipment

Office Space

We lease office space at Suite 702, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong. We also maintain offices in Austria, India, Germany, USA, Saudia Arabia, UAE, South Africa and Australia.

Our principal business is the design and engineering of equipment for cement plants around the world. The fabrication of much of this equipment generally takes place in the area as close to the project as possible, in order to generate domestic employment activity and minimize costs. We lease space for an equipment repair facility in Cologne, Germany where certain specialized equipment is also fabricated.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2008. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Royalty Interest — Wabush Iron Ore Mine

We participate in a royalty interest which will expire in 2055. The royalty interest consists of a mining sub-lease of the lands upon which the Wabush Iron Ore Mine is situated which commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland, Canada. The lease required the payment of royalties to Knoll Lake Minerals of Cdn$0.22 per ton on shipments of iron ore from the Wabush iron ore mine. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2007, 2006 and 2005, 4.8 million, 4.1 million and 4.9 million tons of iron ore, respectively, were shipped from the Wabush Iron Ore Mine.

The Wabush Iron Ore Mine is operated by an unincorporated joint venture consisting of Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc., which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush Iron Ore Mine. Pursuant to the terms of the mining sub-lease, this royalty payment by the joint venture is not to be less than Cdn$3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of Cdn$1.685 per ton with escalations as defined by agreement. Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity.

Although no assurance as to the future production levels can be provided, since the operator of the Wabush Iron Ore Mine is owned by the joint venture of steel producers, traders, production from the mine has been generally maintained at relatively consistent levels.

In December, 2005, we commenced a lawsuit against Wabush Iron Co., Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc. claiming that such parties have breached their contractual and fiduciary duties by inaccurately reporting and substantially underpaying the royalties properly due under the lease. We are also claiming reimbursement for the substantial costs that we have incurred in connection with our investigation into such matters. The parties are proceeding to arbitration in connection with the outstanding issues in connection with the substantial underpayment of royalties. The arbitration panel has been selected and the pleadings are closed. The parties have completed document production. Examinations for discovery are underway and the parties anticipate that the arbitration will be ready to be heard by the arbitration panel prior to the end of 2008.

We held an indirect royalty interest in the Wabush iron ore mine through our ownership of preferred shares in Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a Purchase and Sale Agreement entered into with 0764509 B.C. and another party. Cade Struktur sold to 0764509 B.C. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by the Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with the lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush Mine for an aggregate purchase price of Cdn$59.8 million. 0764509 B.C. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable non-voting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. The series A preferred shares carry an annual floating rate dividend initially set at 18%, subject to adjustment, and are retractable by the holder at the initial issue price of Cdn$1,000 per share. The series B preferred shares carry an annual dividend of 6% and are retractable by the holder at the then current redemption price, which is initially set at one dollar and will be increased by the amount of any reward that becomes payable in connection with the legal proceedings discussed above. In addition, 0764509 B.C. granted to Cade Struktur a licence to market and sell certain blood pressure intellectual property for China, India, Russia, and Korea. On September 11, 2006, we entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, we acquired all of the issued and outstanding common shares of Cade Struktur through the amalgamation of Cade Struktur and 39858 Yukon Inc. As a result, Cade Struktur became a wholly owned subsidiary. Each shareholder of Cade Struktur is entitled to exchange their common shares of Cade Struktur for our common shares on the basis of 0.0058326 common shares of our company for each common share of Cade Struktur. No fractional shares will be issued and cash will be paid in lieu of any fractional shares. Any shareholder of Cade Struktur who would be entitled to receive in the aggregate less than one common share is entitled to receive one whole common share of our company. Prior to October 23, 2006, we transferred all of the common shares and series B preferred shares of Cade Struktur held by it to 39858 Yukon in exchange for common shares of 39858 Yukon and, upon completion of the arrangement, all such shares held by 39858 Yukon were cancelled without any repayment of capital in respect thereof. We consolidated 0764509 B.C. as a variable interest entity and Cade Struktur as its primary beneficiary. Effective December 28, 2006, we amalgamated with 39858 Yukon, with our company as the continuing corporation. As a result, we continue to indirectly participate in a royalty interest in the Wabush iron ore mine.

ITEM 4A	Unresolved Staff Comments

None.

ITEM 5	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2007 should be read in conjunction with our consolidated financial statements and related notes included in this annual report. Our financial statements included in this annual report were prepared in accordance with Canadian generally accepted accounting principles. For a reconciliation of our consolidated financial statements included in this annual report to United States generally accepted accounting principles, see Note 22 to the consolidated financial statements. We have made certain reclassifications to the prior periods’ consolidated financial statements to conform to the current period’s presentation.

Effective January 1, 2007, we changed our reporting currency from Canadian dollars to United States dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period). All resulting exchange differences, which do not affect our earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown. We believe that presenting the financial statements in United States dollars delivers more meaningful and relevant financial information to our shareholders as the majority of our shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

Reclassification as a Result of Discontinued Operations

For reporting purposes, the disposition of our company’s real estate interests in September, 2007 and the financial services segment in 2006 resulted in and have been presented as discontinued operations. Accordingly, prior period consolidated financial statements have been reclassified to reflect this change. Please refer to Note 4 to our consolidated financial statements included in this annual report.

A.	Operating Results

During our year ended December 31, 2007, we operated in two reportable business segments consisting of (i) an industrial plant engineering and equipment supply business and (ii) our indirect interest in the Wabush iron ore mine.

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

Discontinued Operations

For a description of discontinued operations, see “Item 4 — Business Overview — Discontinued Operations — Disposition of Financial Services Operations” and “Item 4 — Business Overview — Discontinued Operations — Real Estate and Other Interests”.

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	December 31,	September 30,	June 30,	March 31,
	2007	2007	2007	2007
		(Restated(3))	(Restated(3))	(Restated(3))
	(United States dollars in thousands, except per share amounts, in accordance with Canadian GAAP)

Revenues	$163,498	$150,441	$159,544	$106,908
Gross profit	25,875	20,551	19,405	20,128
Income from continuing operations	12,854	19,727	10,284	8,115
Income from continuing operations, per share
Basic	0.43	0.65	0.35	0.28
Diluted	0.42	0.64	0.34	0.27
Net income(2)	11,611	11,782	10,269	8,480
Net income per share(2)
Basic	0.39	0.39	0.35	0.29
Diluted	0.38	0.38	0.34	0.28

	December 31,	September 30,	June 30,	March 31,
	2006(1)	2006(1)	2006(1)	2006(1)
	(United States dollars in thousands, except per share amounts, in accordance with Canadian GAAP)

Revenues	$164,743	$96,770	$80,868	$61,943
Gross profit	27,835	15,444	12,944	9,606
Income from continuing operations	15,069	9,872	7,596	1,615
Income from continuing operations, per share Basic	0.50	0.32	0.25	0.06
Diluted	0.49	0.32	0.25	0.06
Net income(2)	11,008	10,223	7,222	2,825
Net income per share(2)
Basic	0.37	0.33	0.24	0.10
Diluted	0.36	0.33	0.24	0.10

(1)	The disposition of our company’s real estate interests in September, 2007 and the financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our consolidated financial statements included in this annual report.

(2)	Including both continuing and discontinued operations.

(3)	For details of the restatement, see below.

Restatement of Quarterly Periods Ended March 31, June 30 and September 30, 2007

Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. Management has discussed this matter with our Audit Committee and the Audit Committee has concurred with management’s determination relating to the restatement of the previously filed quarterly financial statements.

A summary of the impact of the change on information previously reported by our company is set out below:

	Nine	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	June 30,	March 31,
Previously Reported	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)

Revenues	$418,825	$148,833	$160,407	$109,585
Cost of revenues	357,968	132,286	138,902	87,353
Gross profit	60,857	16,547	21,505	22,232
Income from continuing operations	38,639	16,057	11,764	11,168
Income from continuing operations per share
Basic	1.29	0.53	0.79	0.76
Diluted	1.27	0.52	0.77	0.75
Net income	31,044	8,112	11,764	11,168
Net income per share
Basic	1.04	0.27	0.79	0.76
Diluted	1.02	0.26	0.77	0.75

	Nine	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	June 30,	March 31,
Adjustment	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)

Revenues	$(1,932)	$1.608	$(863)	$(2,677)
Cost of revenues	(1,159)	(2,396)	1,237	—
Gross profit	(773)	4,004	(2,100)	(2,677)
Income taxes	260	362	413	(515)
Minority interests	—	(696)	192	504
Income from continuing operations	(513)	3,670	(1,495)	(2,688)
Income from continuing operations per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)
Net income	(513)	3,670	(1,495)	(2,688)
Net income per share
Basic	(0.02)	0.12	(0.10)	(0.18)
Diluted	(0.02)	0.12	(0.09)	(0.18)

	Nine	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	June 30,	March 31,
Restated	2007	2007	2007	2007
	(United States dollars in thousands, except per share amounts)

Revenues	$416,893	$150,441	$159,544	$106,908
Cost of revenues	356,809	129,890	140,139	87,353
Gross profit	60,084	20,551	19,405	19,555
Income from continuing operations	38,126	19,727	10,269	8,480
Income from continuing operations per share
Basic	1.27	0.65	0.69	0.58
Diluted	1.25	0.64	0.68	0.57
Net income	30,531	11,782	10,269	8,480
Net income per share
Basic	1.02	0.39	0.69	0.58
Diluted	1.00	0.38	0.68	0.57

Acquisitions and Divestitures

For a description of our significant dispositions, see “Item 4 — Business Overview — Discontinued Operations — Disposition of Financial Services Operations” and “Item 4 — Business Overview — Discontinued Operations — Real Estate and Other Interests”.

On March 29, 2007, we entered into an arrangement agreement with Sasamat Capital Corporation whereby we acquired all of the outstanding common shares of Sasamat. On May 29, 2007, we received the final Order from the Supreme Court of British Columbia approving the arrangement and Sasamat became a wholly-owned subsidiary of our company. Pursuant to the arrangement, we issued a total of 645,188 common shares of our company to the shareholders of Sasamat. We acquired all of the shares of Sasamat in order to increase our equity interest in KHD Humboldt Wedag International (Deutschland) AG.

Overview of 2007 Results

Revenue from providing industrial plant engineering services and equipment supply to the cement, coal and minerals industries for fiscal 2007 of $580.4 million increased by $176.1 million (or 43.6%) from $404.3 million in 2006, primarily due to increases in business activities in Asian, the Middle Eastern, the American, Russian and Eastern European markets. Revenue was strong throughout 2007 and we expect growth for 2008, particularly in the Middle Eastern, Asian, Russian and Eastern European markets. Revenue from the markets of Asia, the Middle East, the Americas, Russia and Eastern Europe represents approximately 34%, 21%, 20% and 14%, respectively, of our total revenues in 2007.

The following table sets forth, for the periods indicated, certain key operating results and other financial information:

	Year Ended December 31
	2007	2006(1)	2005(1)
	(United States dollars in millions,
	except per share amounts)

Revenues	$580.4	$404.3	$317.0
Cost of revenues	494.4	338.5	269.8
Other operating income — resource property	18.1	6.7	4.3
General and administrative expenses (including stock based compensation)	51.1	31.9	26.0
Income from continuing operations	51.0	34.2	22.9
Basic earnings per share, continuing operations	1.71	1.13	0.84
Diluted earnings per share, continuing operations	1.68	1.12	0.84

(1)	The disposition of our company’s real estate interests in September, 2007 and the financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our consolidated financial statements included in this annual report.

As discussed above, revenue for 2007 increased as compared to 2006. Costs of revenues of our industrial plant engineering and equipment supply business slightly increased from 83.7% of revenue to 85.2% of revenue.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The disposition of our company’s real estate interests in September, 2007 and the financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our consolidated financial statements included in this annual report.

Based upon the yearly average exchange rates in 2007, the United States dollar decreased by approximately 8.2% in value against the Euro and 5.2% in value against the Canadian dollar, compared to the yearly average exchange rates in 2006. As at December 31, 2007, the United States dollar had decreased by approximately 9.6% against the Euro and 15.2% against the Canadian dollar since December 31, 2006. The depreciation of the United States dollar resulted in higher revenues and expenses since a significant portion of our revenues and expenses are in currencies that appreciated against the United States dollar.

In 2007, total revenues from our industrial plant engineering and equipment supply business increased by $176.1 (43.6%) to $580.4 million from $404.3 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including the Middle East, India, Russia and Eastern Europe, and Asia driven by GDP growth rates and infrastructure investments. There is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising petroleum costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2007 to $827.2 million (€605.2 million) over $640.0 million (€509.8 million) in the full year of 2006, or an 18.7% increase in terms of €. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly the Middle East, Asia, Russia and Eastern Europe. Backlog at the close of 2007 also increased by 37.8% over 2006 to $919.4 million (€629.6 million) from $603.1 million (€457.0 million) in terms of €.

In 2007, cost of revenues for our industrial plant engineering and equipment supply business increased to $494.4 million from $338.5 million in 2006. Our profit margin decreased to 14.8% in 2007 from 16.3% in 2006. The increases in expenses reflect the increase in our revenues. The decrease in profit margin is associated with the geographic mix and larger scope of our projects, which included a larger portion of non-proprietary or pass-through equipment at a lower margin.

We also earned income of $18.1 million from our interest in resource property in 2007, as compared to $6.7 million in 2006. The increase in income from resource property was caused by an increase in shipments and iron price.

General and administrative expenses, excluding stock based compensation, increased to $46.7 million from $29.8 million in 2006, an increase of 56.7%. The increase is primarily linked to an increase in our business activities particularly in connection with our administrative and supporting services to the expansion of business activities. In addition to increases related to supporting business activities, we invested $2 million in legal and professional services related to the creation of a modern and transparent group structure. This included establishing and documenting service agreements between subsidiaries and reducing minority shareholders in our subsidiaries and cross holdings. We believe that this formalization and simplification improves the operational and tax efficiency of the group. In addition, as a large proportion of our expenses are incurred in currencies other than the United States dollar, a weakening of the United States dollar therefore increases our reported expenses. General and administrative expenses increased by approximately $1.5 million as a consequence of the weakening United States dollar.

In 2007, net interest income increased to $10.5 million (interest income of $13.2 million less interest expense of $2.7 million) as compared to net interest income of $2.8 million (interest income of $5.0 million less interest expense of $2.2 million) in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares of Mass Financial and one of its subsidiaries.

Other income decreased to $2.3 million from $7.8 million in 2006. Other income included currency transaction losses of $2.0 million and gain of $2.0 million in 2007 and 2006, respectively.

We recognised an income tax expense (other than resource property revenue taxes) of $8.3 million in 2007, compared to $9.7 million in 2006. The effective tax rate (other than resource property revenue taxes) was 17.4% in 2007, compared to 21.7% in 2006. The decrease in tax expense is primarily a result of the release of valuation allowance related to certain future income tax assets. We paid $2.7 million cash in income tax in 2007, compared to $0.6 million in 2006. As at December 31, 2007, we have non-capital tax losses carryforward of $158.9 million in Germany which have an indefinite life and $56.4 million in Canada that begin to expire in 2008.

Minority interests decreased in 2007 to $2.4 million from $6.7 million in 2006 as a result of our acquisition of an additional equity interest in KHD Humboldt Wedag International (Deutschland) AG, through the acquisition of all the shares of Sasamat.

In 2007, our income from continuing operations was $51.0 million, or $1.71 per share on a basic basis ($1.68 per share on a diluted basis) and loss from discontinued operations was $9.4 million, or $0.31 per share on a basic and diluted basis. In 2006, our income from continuing operations was $34.2 million, or $1.13 per share on a basic basis ($1.12 per share on a diluted basis) and loss from discontinued operations was $2.9 million, or $0.10 per share on a basic basis ($0.09 per share on a diluted basis).

The discontinued operations in 2007 only included the results from real estate interests and included a reduction of future tax assets of $6.3 million and a currency translation loss of $2.5 million. Discontinued operations in 2006 included results of operations of Mass Financial for one month.

In 2007, we recognised an extraordinary gain of $0.5 million, or $0.02 per share on a basic and diluted basis, which represented the negative goodwill in excess of assets acquired arising from a buyout of minority interests in a non-wholly owned subsidiary.

See “Item 8B — Significant Changes” for allocation of real estate interests and assets between SWA Reit and our company.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

The disposition of our company’s financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our consolidated financial statements included in this annual report.

Based upon the yearly average exchange rates in 2006, the United States dollar decreased by approximately 0.8% in value against the Euro and 6.4% in value against the Canadian dollar, compared to the yearly average exchange rates in 2005. As at December 31, 2006, the U.S. dollar decreased by approximately 10.3% against the Euro and 0.1% against the Canadian dollar since December 31, 2005. The depreciation of the United States dollar resulted in higher revenues and expenses since a significant portion of our revenues and expenses are in currencies that appreciated against the United States dollar.

In 2006, total revenues from our industrial plant engineering and equipment supply business increased by 27.6% to $404.3 million from $317.0 million in 2005, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including India and Asia driven by GDP growth rates and infrastructure investments. Furthermore, the demand for new cement plants in

North America is being driven by infrastructure investments, particularly in the southwest and west. Finally, there is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising petroleum costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2006 to $640.0 million (€509.8 million) in 2006 over $414.7 million (€333 million) in the full year of 2005, or an 53.1% increase in terms of Euros. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly India, Asia and North America. Backlog at the close of 2006 also increased by 69.9% over 2005 to $603.1 million (€457.0 million) from $318.5 million (€269 million) in terms of €.

In 2006, cost of revenues for our industrial plant engineering and equipment supply business increased to $338.5 million from $269.8 million in 2005. Its profit margin slightly increased to 16.3% in 2006 from 14.9% in 2005. The increases in expenses reflect the increase in our revenues. The increase in profit margin is associated with the increase in the purchased equipment component of the revenues as certain customers require us to include some components not in our normal scope of supply.

We also earned income of $6.7 million from our interest in resource property in 2006, as compared to $4.3 million in 2005. The increase in income from resource property was caused by an increase in shipments.

General and administrative expenses, excluding stock based compensation, increased to $29.8 million from $26.0 million in 2005, an increase of 14.8%. The increase is primarily linked to an increase in our business activities. In 2006, stock based compensation expense increased to $2.1 million from $nil in 2005, primarily as a result of the stock options that were granted during 2006.

In 2006, net interest income increased to $2.8 million (interest income of $5.0 million less interest expense of $2.2 million) as compared to net interest expense of $0.8 million (interest income of $2.4 million less interest expense of $3.3 million) in 2005. The increase in interest income was a result of a higher cash position resulting from our profitable operations and long term debt borrowed at a favourable interest rate.

Other income increased to $7.8 million from $4.9 million in 2005. Other income in 2006 included net gains of $0.9 million on the sale of securities and fee income of $1.5 million (from a related party). Other income also included currency transaction gains of $2.0 million and $1.5 million in 2006 and 2005, respectively.

We recognised an income tax expense (other than resource property revenue taxes) of $9.7 million in 2006, compared to $1.7 million in 2005. The effective tax rate (other than resource property revenue taxes) was 21.7% in 2006, compared to 6.7% in 2005. The increase in tax expense is primarily a result of utilization of future income tax assets, partially offset by the release of valuation allowance related to certain future income tax assets. We paid $0.6 million in income tax in 2006, compared to $1.0 million in 2005. As at December 31, 2006, we have non-capital tax losses carryforward of $105.5 million in Germany which have an indefinite life and $53.6 million in Canada that begin to expire in 2007.

Minority interests increased in 2006 to $6.7 million from $5.0 million in 2005 as a result of a higher income generated in our non-wholly owned subsidiaries.

In 2006, our income from continuing operations was $34.2 million, or $1.13 per share on a basic basis ($1.12 per share on a diluted basis) and loss from discontinued operations was $2.9 million, or $0.10 per share on a basic basis ($0.09 per share on a diluted basis). In 2005, our income from continuing operations was $22.9 million, or $0.84 per share on a basic and diluted basis and from discontinued operations was $5.4 million, or $0.20 per share on a basic basis ($0.19 per share on a diluted basis).

Discontinued operations in 2006 included results of operations of Mass Financial for one month, compared to a full year in 2005. We did not recognize any gain or loss on the disposition of MFC Corporate Services and the distribution of Mass Financial in 2006.

See “Item 8B — Significant Changes” for allocation of assets, liabilities, revenues and expenses between Mass Financial and our company.

B.	Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s real estate interests in September 2007 and the financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our consolidated financial statements included in this annual report.

	December 31,
	2007	2006
	(United States dollars in millions)

Cash and cash equivalents	$354.4	$204.5
Total assets	789.3	641.9
Long-term debt, less current portion	13.9	10.7
Shareholders’ equity	307.2	273.3

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. Our cash is deposited in highly rated banks located principally in Austria and Germany.

As at December 31, 2007, our total assets increased to $789.3 million from $641.9 million as at December 31, 2006, primarily as a result of an increase in business activities and a favourable translation effect arising from a weaker United States dollar against both Euro and Canadian dollar. At December 31, 2007, our cash and cash equivalents were $354.4 million, compared to $204.5 million at December 31, 2006. The increase is primarily due as a result of strong business performance and a stronger Canadian dollar and Euro against the U.S. dollar. As at December 31, 2007, we had short-term securities of $15.5 million, compared to $4.1 million as at December 31, 2006. As at December 31, 2007, our long-term debt, less current portion, was $13.9 million, compared to $10.7 million as at December 31, 2006.

As at December 31, 2007, we have credit facilities of up to a maximum of $340.8 million with banks which issue bonds for our industrial plant engineering and equipment supply contracts. As of December 31, 2007, $187.1 million of the available credit facilities amount had been committed and there are no claims outstanding against these credit facilities. As at December 31, 2007, cash of $24.1 million has been collateralized against these credit facilities and the banks charge 0.7% to 0.8% for issuing bonds. We are in compliance with covenants as stipulated in the credit facilities.

As at December 31, 2007, we had debt maturities of $nil in 2008 and $2.1 million in 2009. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. Much of the maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Note 13 to our consolidated financial statements included in this annual report.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Changes in Financing and Capital Structure

We finished 2007 with a cash balance of $354.4 million and working capital of $238.0 million. There were no significant share issuances during the year.

Operating Activities

In 2007, operating activities provided cash of $130.1 million, compared to $50.0 million in 2006. In general, the increase in the cash flows from operating activities in 2007 from 2006 is primarily associated with an increase in our business activities and earnings. An increase in restricted cash used cash of $5.8 million in 2007, compared to a decrease of restricted cash which provided cash of $7.4 million in 2006. A decrease in receivables provided cash of $11.3 million in 2007, compared to $31.9 million used in 2006 resulting from an increase in receivables. An increase in inventories used cash of $28.1 million in 2007, compared to $44.7 million in 2006. An increase in accounts payable and accrued expenses provided cash of $6.7 million in 2007, compared to $44.7 million in 2006. An increase in progress billings above costs and estimated earnings on uncompleted contracts provided cash of $76.9 million in 2007, compared to $51.8 million in 2006. A decrease in advance payments received from customers used cash of $0.6 million in 2007, compared to $14.8 million in 2006. An increase in income tax liabilities provided cash of $7.8 million in 2007 and 2006, respectively. An increase in contract deposits, prepaid and other used cash of $6.7 million, compared to $11.1 million in 2006.

We expect to generate sufficient cash flow from operations to meet our working capital and other requirements in the next twelve months.

Investing Activities

During the year ended December 31, 2007, investing activities used cash of $11.7 million, compared to cash of $15.8 million provided in 2006. We used $7.8 million in acquiring subsidiaries in 2007, compared to $7.9 million in 2006. Capital expenditures were $3.5 million and $2.5 million in 2007 and 2006, respectively.

Financing Activities

Net debt repayment used cash of $2.8 million in 2007, compared to net borrowings providing cash of $11.5 million in 2006. We received $8.8 million as a result of the exercise of stock options during the year ended December 31, 2007. We used $5.4 million in connection with the distribution of SWA Reit. Net cash provided by financing activities was $0.6 million in 2007, compared to $11.6 million in 2006.

We had no material commitments to acquire assets or operating businesses at December 31, 2007. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Discontinued Operations

Our discontinued operations provided cash of $11,000 in 2007, compared to using cash of $85.1 million in 2006. The cash used in 2006 was primarily as a result of the cash disposed of in connection with the distribution of Mass Financial and the disposition of MFC Corporate Services in 2006.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Effective January 1, 2007, we changed our reporting currency from Canadian dollars to United States dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period). All resulting exchange differences, which do not affect our earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown. We believe that presenting the financial statements in United States dollars delivers more meaningful and relevant financial information to our shareholders as the majority of our shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As our revenues are also received in Euros and Canadian dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros and Canadian dollars during that period.

In the year ended December 31, 2007, we reported approximately a net $45.5 million currency translation adjustment gain and, as a result, our cumulative currency translation adjustment gain at December 31, 2007 was $95.7 million, compared to $50.2 million at December 31, 2006.

We use derivative foreign exchange contracts to manage certain exposures to foreign currency exchange rate risks. For more information, see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price and cash flow risks. We use derivatives to manage our foreign currency exchange exposure for our own account. For more information, see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

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

Inventories

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

Valuation of Securities

Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in the results of operations.

Available-for-sale securities are also carried at current market value when current market value is available. Our investment in the preferred shares of Mass Financial and one of its subsidiaries is classified as an available-for-sale security. The preferred shares of Mass Financial and one of its subsidiaries do not have a quoted market price in an active market, and we used a financial valuation process to determine their fair value. Any unrealized gains or losses are included in other comprehensive income. When there has been a loss in value of an available-for-sale security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: trend of the quoted market price and trading volume; financial position and results for a period of years; liquidity or going concern problems of the investee; changes in or reorganization of the investee and/or its future business plan; outlook of the investee’s industry; the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and our business plan and strategy to divest the security or to restructure the investee.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required. Certain warranty costs are included in long-term portion as the warranty is for a period longer than 12 months.

Pension Benefits

Our industrial plant engineering and equipment supply business in Europe maintains defined benefits plans for its employees who were employed prior to year 1997. Employees hired after 1996 are generally not entitled to such benefits. The employees are not required to make contribution to the plans. We rely on the actuarial reports to record the pension costs and pension liabilities. The actuarial reports are prepared every year as at December 31. The reports are compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

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

We currently have deferred tax assets which are comprised primarily of tax loss carryforwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine whether a valuation allowance is required. We determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carryforwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

If we believe that it is more likely than not that some of these deferred tax assets will not be realized, based on currently available information, an income tax valuation allowance is recorded against these deferred tax assets.

If market conditions improve or tax planning opportunities arise in the future, we will reduce our valuation allowances, resulting in future tax benefits. If market conditions deteriorate in the future, we will increase our valuation allowances, resulting in future tax expenses. Any change in tax laws, particularly in Germany, will change the valuation allowances in future periods.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Note 1 and 22, respectively, to the consolidated financial statements in this annual report. There were no significant changes or adoptions of accounting policies in 2007 and 2006 which had a significant impact upon our financial statements, other than the adoption of Canadian Institute of Chartered Accountants’ Handbook Sections 3855, 1530, 1535, 3251 and 3861 during 2007 and Financial Accounting Standard Board’s FIN 48 during 2007 and Statement 158 and 123(R) during 2006.

C.	Research and Development, Patents and Licenses, Etc.

We incurred research and development costs of $2.9 million, $4.0 million and $3.3 million in 2007, 2006 and 2005, respectively. Our research focuses on improving grinding technologies and producing equipment that uses less energy and therefore produces lower emissions, all of which are being demanded by our customers.

D.	Trend Information

The order intake for the KHD Humboldt Wedag group for the year ended December 31, 2002 was approximately €90 million. After acquiring our initial interest in 2003, the order intake increased by over 45% in the second year, 2004, by an additional 77% to almost €237 million and in the third year, 2005, by an additional 41% to almost €333, by an additional 53.1% to €509.8 million in 2006, with a further increase of 18.7% to €605.2 million in 2007. Order backlog, which at the end of 2003 stood at about €97 million, nearly doubled by the close of 2004 to reach just over €190 million, increased to €269 million in 2005, increased to €457.0 in 2006 and increased to €629.6 in 2007. Order intake is defined as all orders which were received during the respective period under review. Order backlog is defined as orders which have been received but not yet fulfilled.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees. We do not have any guarantees outstanding as of December 31, 2007.

We have credit facilities of up to a maximum of $340.8 million with banks which issue bonds for our industrial plant engineering and equipment supply contracts. As of December 31, 2007, $187.1 million of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities.

F.  Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2007	1 Year	Years	Years	5 Years	Total

Long-term debt obligations(1)	$—	$2,052	$11,868	$—	$13,920
Operating lease obligations	3,341	2,611	2,596	4	8,552
Purchase obligations(2)	227,602	—	—	—	227,602
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(3)	—	4,931	—	—	4,931

Total	$230,943	$9,594	$14,464	$4	$255,005

(1)	Principal amounts only.

(2)	Purchases to complete our industrial plant engineering and equipment supply contracts which are accounted for by the percentage-of-completion accounting method.

(3)	Not including pension obligations.

G.	Safe Harbor

Not Applicable.

ITEM 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as at March 15, 2008:

		Date of	Expiration
		commencement of	of term
		office with our	of office with
Name and age	Present position with our company	company	our company

Michael J. Smith (59)	Chairman and Director	1986	2008
James Busche (49)	President and Chief Executive Officer	2006	N/A
Alan Hartslief (49)	Chief Financial Officer and Secretary	2007	N/A
Dr. Shuming Zhao(1)(2)(3) (53)	Director	2004	2010
Dr. Kelvin K. Yao(1)(2)(3) (55)	Director	2004	2010
Silke Brossmann(1)(2)(3) (39)	Director	2003	2008
Indrajit Chatterjee(1)(2)(3) (62)	Director	2005	2009

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Michael J. Smith — President and Director

Mr. Smith has been our Chairman since 2003 and a director of our company since 1986. He was our Chief Financial Officer from 2003 until October 16, 2007 and was our Secretary until March 1, 2008. Mr. Smith was our President and Chief Executive Officer between 1996 and 2006. Mr. Smith is the President, Secretary and a director of Blue Earth Refineries Inc., a public company with its common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Mr. Smith is the President and a director of Mass Financial Corp. and the President and director of SWA Reit and Investments Ltd., both our formerly wholly-owned subsidiaries.

Mr. Smith has extensive experience in advisory services, corporate finance, restructuring and international taxation planning. Until November 2006, he led our investing and merchant banking activities.

James Busche — Chief Executive Officer

Mr. Busche has been our Chief Executive Officer since March 7, 2006. Mr. Busche has over 20 years of international experience in the industrial plant engineering business in North America, Europe, China and India. He joined our company from Groupe LaPerriére & Verrault Inc. While at Groupe LaPerriére & Verrault, Mr. Busche served as Vice President and Managing Director (Asia). During his career, Mr. Busche has managed major globalization programs and completed a number of major acquisitions in the process industries.

Alan Hartslief — Chief Financial Officer and Secretary

Mr. Hartslief has been our Chief Financial Officer since October 16, 2007 and our Secretary since March 1, 2008. Mr. Hartslief is an international member of the New York Society of CPAs and a Chartered Accountant in Canada and South Africa. Mr. Hartslief has more than 20 years experience in the finance and accounting areas. He has served in a variety of senior finance positions with Ciba-Geigy (now Novartis) and Ciba Specialty Chemicals. He has worked in South Africa, Canada, Switzerland and the United States. In his previous roles, he led programs for an initial public offering on the New York Stock Exchange and the establishment of global shared financial services centers. He also successfully managed the financial integration and separation of major acquisitions and divestments.

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

Silke Brossmann — Director

Ms. Brossmann has been a director of our company since 2003. She is also a director of SWA Reit and Investments Ltd., our formally wholly-owned subsidiary. Ms. Brossmann was the Head of Investor Relations with Prokurist and Head of Central Administration of Koidl & Cie. Holding AG from 1999 to 2002. Ms. Brossmann has been an independent management consultant since 2002.

Indrajit Chatterjee — Director

Mr. Chatterjee has been a director of our company since 2005. Mr. Chatterjee is a retired businessman who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

B.	Compensation

During the fiscal year ended December 31, 2007, we paid an aggregate of approximately $0.8 million in cash compensation to our directors and officers, excluding directors’ fees. There was no stock options exercised by such directors and officers or other non-cash compensation. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2007 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2007 to the senior management of our company:

SUMMARY COMPENSATION TABLE

			Long Term Compensation
				Securities Under
	Annual Compensation(1)		Other Annual	Options/SARs		All other
Name and Principal Position	Salary	Bonus	Compensation	Granted		Compensation

Michael J. Smith(2)	$240,000	$100,000	Nil	Nil		$134,953
Chairman and Director
James Busche(3)(4)	$120,000	$100,000	Nil	Nil		$9,152
Chief Executive Officer and President
Alan Hartslief(5)	$47,271	Nil	Nil	50,000	(6)	Nil
Chief Financial Officer and Secretary
George Zimmerman	$312,411	Nil	$15,051	50,000	(7)	$17,353
Senior Vice President
Hermann Kroger	$247,184	$34,172	$14,818	50,000	(7)	$17,526
Vice President, Engineering
Rudolf Pich	$264,516	Nil	$14,818	50,000	(7)	$21,614
Vice President, Sales and Marketing

(1)	On a cash basis, unless otherwise stated.

(2)	Mr. Smith resigned as our President and Chief Executive Officer effective March 7, 2006, our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

(3)	Mr. Busche was appointed our Chief Executive Officer effective March 7, 2006.

(4)	Does not include any amounts paid to Montgomery Partners.

(5)	Mr. Hartslief was appointed our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

(6)	Represents stock options with an exercise price of $31.28 per share until December 4, 2017.

(7)	Represents stock options with an exercise price of $26.85 per share until May 17, 2017.

Directors’ Compensation

Our non-management directors receive $30,000 annually for their services and $750 for each meeting of directors that they attend. We also reimburse our directors and officers for expenses incurred in connection with their services as our directors and officers.

Employment Agreements and Termination of Employment or Change of Control

Effective March 1, 2008, we entered into an independent consulting agreement with Michael Smith, our Chairman, pursuant to which he will provide consulting services to our company. The agreement is for an indefinite term. Mr. Smith will be paid a consulting fee and other compensation as is mutually agreed to by him and our Compensation Committee, which fee is to be reviewed annually. His current monthly fee is $20,000. Mr. Smith will also be entitled to earn a bonus in the amount agreed to by him and our Compensation Committee upon the achievement of certain performance targets. In the event that the agreement is terminated by us or in the event of a change of control, Mr. Smith is entitled to receive a termination payment equal to the sum of three times the aggregate consulting fee paid to Mr. Smith in the previous twelve months plus the higher of his current bonus or the highest bonus received by him in the previous five years prior to such termination. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of the termination of the agreement and the date of the change of control, to require us to purchase all or any part of our common shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of our common shares on the NYSE for the ten preceding trading days.

Effective May 16, 2006, as amended by letter agreement dated January 15, 2007, we entered into an employment agreement with James Busche. The agreement, as amended, provides, subject to certain termination provisions, for the continued employment of Mr. Busche as our President and Chief Executive Officer. The agreement, as amended, further provides for a monthly salary of $10,000 and other compensation to be paid to Mr. Busche as determined by our board of directors.

In March, 2007, we entered into a Management Services Agreement with Montgomery Partners Limited, a company in which James Busche has an ownership interest. Pursuant to the agreement, Montgomery Partners is to provide, among others, strategic development services, management and technical and support services relating to our company. In consideration for the services to be rendered by Montgomery Partners, we agreed to pay management fees as follows: (i) a monthly fee of $28,000 payable at the end of each calendar month; (ii) monthly reimbursement of expenses agreed at $15,600 per month payable at the end of each calendar month; and (iii) a discretionary bonus upon the achievement by Montgomery Partners of certain performance objectives. In addition, we agreed to pay Montgomery Partners a non-refundable deposit of $255,740 to secure the performance of the services to be rendered under the agreement. The agreement may be terminated by either party upon giving the other party three months’ written notice, or upon the occurrence of certain events as more particularly described in the agreement. During 2007, we paid $1,926,000 in aggregate to Montgomery Partners.

Effective October 11, 2007, we entered into an employment agreement with Alan Hartslief whereby we employ him as our Chief Financial Officer. The agreement is for an indefinite term. The agreement provides for an annual base salary of €209,000, a joining bonus of $120,000 (which is refundable if the agreement is terminated within 12 months) and a bonus of 50% of the base salary if certain performance and company objectives are satisfied. Mr. Hartslief also received stock options to acquire up to 50,000 common shares at an exercise price of $31.28 per share on or before December 4, 2017 subject to certain vesting provisions. In addition, all unvested rights in any stock options or other equity awards made to Mr. Hartslief will vest in full in the event of a change of control. In addition, we have agreed to pay certain other benefits to Mr. Hartslief, including among others, a car and housing allowance and relocation expenses. In the event that Mr. Hartslief is terminated in connection with a change of control, he will be entitled to a lump sum severance payment equal to 24 months of his current annual salary under the agreement.

C.	Board Practices

Our Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. At each annual meeting of our company, a class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.

Other than as discussed above, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Our board of directors has established an audit committee. Our audit committee currently consists of Shuming Zhao, Kelvin K. Yao, Silke Brossmann and Indrajit Chatterjee. The audit committee operates pursuant to a charter adopted by the board of directors. A copy of our audit committee charter is attached as Exhibit 99.1 to our annual report filed with the Securities and Exchange Commission on April 3, 2006. The audit committee is appointed and generally acts on behalf of the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The audit committee also oversees our company’s financial reporting process and internal controls and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, accounting principles and auditing procedures being applied.

Our board of directors has established a compensation committee. Our compensation committee currently consists of Shuming Zhao, Dr. Kelvin K. Yao, Silke Brossmann and Indrajit Chatterjee. The compensation committee operates pursuant to a compensation committee charter adopted by the board of directors. A copy of our compensation committee charter is attached as exhibit 99.2 to our annual report filed with the Securities and Exchange Commission on April 3, 2007. The compensation committee is appointed and generally acts on behalf of the board of directors. The compensation committee is responsible for reviewing and approving annual salaries, bonuses and other forms and items of compensation for the senior officers and employees of our company. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the compensation committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to our board of directors on compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

Effective July 15, 2005, we formed a nominating and corporate governance committee. The nominating and corporate governance committee currently consists of Silke Brossmann, Dr. Shuming Zhao, Dr. Kelvin K. Yao and Indrajit Chatterjee. The nominating and corporate governance committee operates pursuant to a charter adopted by our board of directors. A copy of our nominating and corporate governance charter is attached as Exhibit 99.3 to our annual report filed with the Securities and Exchange Commission on April 3, 2007. The primary function of the nominating and corporate governance committee is to assist our board of directors in developing our approach to corporate governance issues and monitoring performance against the defined approach. The nominating and corporate governance committee is also responsible for the nomination of directors by identifying and reporting on candidates to be nominated to our board of directors.

Comparison of NYSE Corporate Governance Rules

Under the amended Corporate Governance Rules of NYSE, foreign issuers, including our company, listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. We have posted a description of such differences on our website:

http://media.corporate-ir.net/media     files/irol/92/92949/NYSE     Corp     Governance.pdf

E.	Employees

As at March 15, 2008, we employed 1,274 people.  At December 31, 2007, 2006 and 2005, we employed approximately 1,224, 1,074 and 847 people, respectively. Approximately 75% of the 452 employees of our subsidiary in Cologne, Germany, KHD Humboldt Wedag GmbH, are subject to a collective bargaining agreement.

F.	Share Ownership

There were 30,234,237 common shares, 1,498,888 stock options and no share purchase warrants issued and outstanding as of March 15, 2008. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

Number of
	Number of			Stock Options
	Common Shares			to Purchase
Name Office Held	Beneficially Owned	Percentage(1)		Common Shares

Michael J. Smith(2)	170,000		*%	110,000, exercise price
Chairman and Director				of $13.06, expiry
date of May 17, 2016
James Busche(3)	Nil	Nil		Nil
Chief Executive Officer and President
Alan Hartslief(4)	Nil	Nil		50,000, exercise price
Chief Financial Officer and Secretary				of $31.28, expiry date
of December 4, 2017
Dr. Shuming Zhao	Nil	Nil		Nil
Director
Dr. Kelvin K. Yao	Nil	Nil		Nil
Director
Silke Brossmann
Director	Nil	Nil		Nil
Indrajit Chatterjee	Nil	Nil		Nil
Director

*	Less than one percent (1%)

(1)	Based on 30,234,237 common shares issued and outstanding as at March 15, 2008.

(2)	Michael J. Smith resigned as our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

(3)	James Busche was appointed our Chief Executive Officer and President effective March 7, 2006. Does not include options that were granted to Montgomery Partners Limited, a company in which James Busche has an ownership interest.

(4)	Alan Hartslief was appointed our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 5,524,000. Each option upon its exercise entitles the grantee to purchase one common share. The exercise price of an option may not be less than the closing market price of our common shares on the New York Stock Exchange, Inc. on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the New York Stock Exchange, Inc. for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. During the year ended December 31, 2007, we granted to a corporation stock options to purchase up to 500,000 common shares in our company at $21.09 per share, on or before April 11, 2017, with vesting periods up to two years; stock options to certain employees to purchase up to 316,666 common shares in our company at $26.85 per share, on or before May 17, 2017, with vesting periods between one and three years; stock options to certain employees to purchase up to 66,664 common shares in our company at $29.25 per share, on or before June 28, 2017 with vesting periods between one and three years; stock options to certain employees to purchase up to 99,998 common shares in our company at $31.28 per share, on or before December 4, 2017 with vesting periods between one and three years; and stock options to an employee to purchase up to 46,666 common shares in our company at $30.31 per share, on or before December 14, 2017 with vesting periods up to two years. As a result, there are 1,498,888 options currently outstanding. The number of options available for grant under the stock option plan was 547,894 as at March 15, 2008.

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

There were 30,234,237 common shares issued and outstanding as of March 15, 2008. The following table sets forth, as of March 15, 2008, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name	Amount Owned		Percent of Class(1)

Peter Kellogg	6,283,100	(2)	20.8%
FMR Corp.	1,905,150		6.3%
Apis Capital, LP and Others(3)	1,584,194		5.2%

(1)	Based on 30,234,237 common shares issued and outstanding on March 15, 2008.

(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 5,643,100 of the shares, or approximately 18.7% of our issued and outstanding common shares.

(3)	A Schedule 13G was filed by (i) Apis Capital, LP, (ii) Apis Capital (QP), LP, (iii) Apis Capital Offshore, Ltd., (iv) Apis Global Deep Value, LP, (v) Apis Global Deep Value Offshore, Ltd., (vi) Apis Capital Advisors, LLC, (vii) Steven A. Werber, Jr. and (viii) Daniel J. Barker.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of March 15, 2008, there were 30,234,237 common shares issued and outstanding held by 574 registered holders. Of those common shares issued and outstanding, 387,962 common shares were registered to Canadian residents (54 shareholders), 29,713,167 common shares were registered in the United States (512 shareholders) and 133,108 common shares were registered to residents of other foreign countries (8 shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2007 and March 15, 2008, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

Continuing Operations

During 2007, 2006 and 2005, we earned dividends of $nil million, $3.7 million and $4.3 million, respectively, on preferred shares of stock in an affiliate. In addition, we earned dividends of $238,000, $173,000 and $nil on common shares of another affiliate and paid royalty expense of $1.0 million, $0.2 million and $nil to the same affiliate in 2007, 2006 and 2005, respectively. These amounts are included in our income from interest in resource property.

We recognized a net investment income of $3.8 million, $nil and $nil on its investment in the preferred shares in a former subsidiary, in 2007, 2006 and 2005, respectively.

In the normal course of business, during 2007, 2006 and 2005, we recognized fee income from affiliates, amounting to $nil, $1.5 million and $297,000, respectively, and paid fee expenses to affiliates amounting to $2.4 million, $1.2 million and $nil, respectively.

During 2007, 2006 and 2005, we recognized equity income of $142,000, $563,000 and $545,000, respectively, from our equity method investees, including. We recognized interest income of $(48,000), $46,000 and $nil from affiliates and paid interest expense of $530,000, $230,000 and $nil to affiliates in 2007, 2006 and 2005, respectively. We paid research and development expense of $nil, $1.0 million and $nil to an affiliate in 2007, 2006 and 2005, respectively. We recognized an impairment charge of $238,000 on its receivable from an affiliate in 2007.

As at December 31, 2007 and 2006, we maintained cash deposits of $nil and $4.2 million, respectively, with MFC Corporate Services. In addition, we had a long-term liability of $nil and $0.6 million payable to an affiliate at December 31, 2007 and 2006, respectively.

As December 31, 2007 and 2006, we maintained cash deposits of $nil and $4.2 million, respectively, with MFC Corporate Services. As at December 31, 2007 and 2006, we had $0.7 million and $0.5 million investment in equity method investments, $92.0 million and $78.0 million investment in preferred shares of Mass Financial and one of its subsidiaries, both former subsidiaries (plus $4.1 million and $nil accrued interest thereon) and $0.7 million and $4.3 million due from affiliates, respectively. We also had $2.2 million and $3.8 million due to affiliates and a long-term liability of $nil and $0.6 million payable to an affiliate, respectively, as at December 31, 2007 and 2006.

During 2006, we agreed to pay our Chief Executive Officer’s expenses as part of his short-term employment arrangement. As a result of an amendment to the Chief Executive Officer’s employment arrangement in January 2007, the Chief Executive Officer agreed to reimburse us for such expenses and as a result we had a receivable of $231,000 (which was included in receivables due from affiliates) as at December 31, 2006. The Chief Executive Officer repaid the amount in full in February, 2007. During 2007, we paid expenses amount to $19,000 on behalf of the Chief Executive Officer. The amount was outstanding as of December 31, 2007 and was repaid in full in February 2008. In addition, we paid fee expenses amounting to $1.9 million and $nil in 2007 and 2006, respectively, to a corporation in which the Chief Executive Officer has an ownership interest.

During 2007, we acquired an investment in a private company from an affiliate for $50,000.

Discontinued Operations

We did not earn any income nor incur any expenses in our discontinued operations with related parties in 2007.

In the normal course of commodities trading transactions, we purchased commodities from and sold commodities to our affiliates. We sold $1.9 million to affiliates and purchased $10.2 million from affiliates during the month of January 2006. We sold $2.3 million to two affiliates during 2005.

During 2004, a subsidiary of our company sold real estate properties to a corporation in which the subsidiary owned approximately 19%. The majority shareholder of the purchaser corporation placed cash deposits and other securities with our banking subsidiary. We had an irrevocable right to deduct the purchase price from the cash deposits and other securities account. The sale resulted in a gain of $1.8 million and we had a receivable of $8.8 million at December 31, 2005. The receivable was non-interest bearing and secured by the cash deposits and other securities account and the real estate sold. Neither our company nor its subsidiaries had any continuing involvement with the property sold. During 2006, in order to consolidate our company’s holding of real estate held for sale, we and the affiliated corporation agreed to cancel the sale and we recognized a loss of $1.8 million. The difference in the amounts recognised in 2004 and 2006 was due to the fluctuation of exchange rates. As at December 31, 2006, we had a receivable of $0.6 million due from this affiliated corporation.

We recognized an impairment charge of $2.1 million on our loan to an affiliate in 2006.

During 2006 and 2005, we recognized fee income from affiliates amounting to $0.6 million and $2.9 million, respectively, and paid expenses to affiliates amounting to $nil and $0.4 million, respectively, in the normal course of business.

During 2006 and 2005, we recognized equity income of $123,000 and $2.7 million, respectively, from our equity method investees. During 2005, we recognized $0.5 million expense reimbursement from and $14,000 interest expense to an equity method investee which subsequently became a subsidiary in the same year. During 2005, we sold a wholly-owned subsidiary to another equity method investee for a total consideration of $10.1 million, consisting of cash of $4.9 million and promissory note of $5.2 million. We recognized a gain of $7.3 million and the promissory note receivable had $5.1 million outstanding as at December 31, 2005. We recognized interest income of $38,000 and $126,000 from affiliates and paid interest expense of $41,000 and $15,000 to affiliates in 2006 and 2005, respectively.

In November, 2006, we completed the disposition of our equity interest in MFC Corporate Services to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Corporate Services as of September 30, 2006 of $68.2 million (Cdn$77.9 million) and comprised cash of Cdn$38.8 million (Cdn$31.1 million paid in November 2006 and Cdn$7.7 million to be paid on or before the day which is the earlier of 30 calendar days after (i) the date on which the triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of Cdn$8.0 million due November 2007 bearing interest at 5% per annum and 1,580,000 of our common shares valued at initial share value of Cdn$31.1 million. The initial valuation of 1,580,000 shares of our common stock is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the payment date. The wholly-owned subsidiary of Mass Financial had a put option to sell 9.9% common shares in MFC Corporate Services to us on the Payment Date.

We agreed with Mass Financial that April 30, 2007 was the Payment Date and the market price of our common shares was $23.815 per share on the Payment Date. Accordingly, an adjustment of $10.1 million (Cdn$10.9 million) was recorded as an adjustment to the price of the treasury shares acquired as part of this transaction. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares of MFC Corporate Services to us for Cdn$8.0 million on the Payment Date.

In March, 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit Ltd. (now called SWA Reit and Investments Ltd.), a corporation governed by the laws of Barbados, contemplating an arrangement under Section 288 of the British Columbia Business Corporations Act, whereby, we agreed to transfer certain real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. The arrangement was approved by our shareholders at our annual and special shareholders’ meeting held on July 27, 2007, and adjourned to August 3, 2007. September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plan engineering and equipment supply business. The distribution of Austrian depositary certificates (or common shares of SWA Reit) did not significantly change the economic interests of our shareholders in the assets of our company.

ITEM 8	Financial Information

A.	Consolidated Statements and Other Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in U.S. dollars.

Financial Statements filed as part of the Annual Report:

Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, dated March 28, 2008 on the Consolidated Financial Statements of our company as at December 31, 2007 and 2006

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

Report of Independent Chartered Accountants, Deloitte & Touche LLP, on the effectiveness of internal controls over financial reporting as of December 31, 2007

Independent Auditor’s Report of BDO Dunwoody LLP dated March 24, 2006 (except Note 1A which is as at March 24, 2008 and Note 4 which is as at March 21, 2007) on the Consolidated Financial Statements of our company as at December 31, 2005

Consolidated Balance Sheets at December 31, 2007 and 2006

Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Comprehensive Income for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

The Audited Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005 can be found under “Item 17 — Financial Statements”.

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

On March 29, 2007, we entered into an arrangement agreement with Sasamat Capital Corporation whereby we acquired all of the outstanding common shares of Sasamat. On May 29, 2007, we received the final Order from the Supreme Court of British Columbia approving the arrangement and Sasamat became a wholly-owned subsidiary of our company. Pursuant to the arrangement, we issued a total of 645,188 common shares of our company to the shareholders of Sasamat.

In March 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit Ltd. (now called SWA Reit and Investments Ltd.), a corporation governed by the laws of Barbados, contemplating an arrangement under Section 288 of the British Columbia Business Corporations Act, whereby, we agreed to transfer certain real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. The arrangement was approved by our shareholders at our annual and special shareholders’ meeting held on July 27, 2007, and adjourned to August 3, 2007. September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plan engineering and equipment supply business. The distribution of Austrian depositary certificates (or common shares of SWA Reit) did not significantly change the economic interests of our shareholders in the assets of our company.

ITEM 9	The Offer and Listing

A	Offer and Listing Details

Since June 18, 2007, our common shares have been quoted on the New York Stock Exchange under the symbol “KHD”. Previously, our common shares were traded on the Nasdaq Global Select Market under the symbol “KHDH”. We voluntarily terminated our listing on the Nasdaq Global Select Market and the last day of trading of our common shares on the Nasdaq Global Select Market was June 15, 2007. The following table sets forth the high and low sales of prices of our common shares on the New York Stock Exchange and the Nasdaq Global Select Market for the periods indicated.

	Exchange(1)
	High (U.S.$)(2)	Low (U.S.$)(2)

Annual Highs and Lows
2003	9.21	3.41
2004	13.83	7.63
2005	13.26	7.75
2006	22.10	10.34
2007	45.74	18.00
Quarterly Highs and Lows
2006
First Quarter	13.23	10.65
Second Quarter	14.93	11.51
Third Quarter	16.51	12.68
Fourth Quarter	22.10	15.35
2007
First Quarter	20.53	18.00
Second Quarter	32.25	20.46
Third Quarter	34.60	25.38
Fourth Quarter	45.74	25.37
Monthly Highs and Lows
2007
September	31.53	28.65
October	45.74	30.00
November	44.87	27.72
December	32.64	25.37
2008
January	32.43	21.55
February	29.88	24.63
March (to March 15, 2008)	28.60	23.13

(1)	Shares were traded on the Nasdaq Global Select Market up to and including June 15, 2007 and then on the NYSE on and after June 18, 2007.

(2)	All numbers have been adjusted to reflect the two (2) for one (1) stock split effective September 10, 2007.

The transfer of our common shares is managed by our transfer agent, Mellon Investor Services, LLC, 480 Washington Boulevard, Jersey City, NJ 07310 (Tel: 201-680-5258; Fax: 201-680-4604).

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are quoted on the New York Stock Exchange under the symbol “KHD”.

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

An annual meeting of shareholders must be held at such time in each year that is not later than fifteen months after the last preceding annual meeting and at such place as our board of directors, or failing it, our Chairman, Managing Director or President, may from time to time determine. The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition. The quorum for the transaction of business at any meeting of shareholders is two persons who are entitled to vote at the meeting in person or by proxy. Only persons entitled to vote, our directors and auditors and others who, although not entitled to vote, are otherwise entitled or required to be present, are entitled to be present at a meeting of shareholders.

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

In October, 2007, we entered into a Share Purchase Agreement with SWA Reit whereby we agreed to sell the 2,524 shares in MFC Corporate Services AG (formerly MFC Merchant Bank SA) that we acquired by virtue of the exercise of the put option granted to MFC Commodities GmbH to SWA Reit Ltd.

In September, 2007, we entered into a Settlement Agreement with Mass Financial Corp. whereby we agreed to settle indebtedness of a subsidiary of Mass Financial Corp. to Cade Struktur Corporation.

In September, 2007, we entered into a Settlement Agreement with Mass Financial Corp. in relation to the acquisition by Mass Financial Corp. of certain shares of Mercer International Inc. from KHD Humboldt International (Deutschland) AG.

In September, 2007, we entered into two Waiver of Pledge Agreements in relation to the waiver and release of our company’s rights, including all security rights, and interests and the discharge of any and all obligations of Mazak Limited and/or Mazak International Limited in connection with the Share Pledge Agreements entered into among Mazak Limited, Mazak International Limited and/or Mazak Slovakia.

In July, 2007, we entered into an Amendment to Management Services Agreement with Montgomery Partners Limited amending the Management Services Agreement dated January 15, 2007.

In June, 2007, we entered into a Share Purchase and Transfer Agreement whereby we agreed to purchase 8,969 common shares of KHD Humboldt Wedag International (Deutschland) AG from Christopher Heyne in consideration of the issuance of 2,842 common shares of our company to Mr. Heyne.

In June, 2007, we entered into an Arrangement Agreement with SWA Riet Ltd. whereby we agreed to transfer all of our real estate assets to SWA Reit Ltd.

In May, 2007, we entered into a Debt Settlement Agreement whereby we settled $7,154,799.86 of indebtedness owed to one of our subsidiaries by issuing 7,154,799 Class Preference Shares, Series 1 to our subsidiary.

In May, 2007, we entered into an Amendment Agreement to the Arrangement Agreement with Sasamat Capital Corporation amending the Arrangement Agreement.

In March, 2007, we entered into Amended and Restated Credit Facility Agreement whereby we agreed to enter into a settlement agreement terminating any and all claims and disputes between Mymetics Corp. and MFC Corporate Services AG (formerly MFC Merchant Bank SA).

In March, 2007, we entered into a Settlement Agreement terminating any and all claims and disputes between Mymetics Corp. and MFC Corporate Services AG (formerly MFC Merchant Bank SA).

In March, 2007, we entered into an Arrangement Agreement with Sasamat Capital Corporation whereby we acquired all of the outstanding common shares of Sasamat Capital Corporation.

In March, 2007, we entered into a Share and Unit Purchase Agreement with Mass Financial Corp. whereby we sold all of the shares that we held in Equitable Industries Limited and all units that we held in Equitable Industries Limited Partnership to Mass Financial Corp. in consideration for $63,539.

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

Effective November 30, 2006, we entered into a Share Purchase Agreement whereby we disposed of all of the issued and outstanding shares in MFC Corporate Services AG (formerly MFC Merchant Bank SA) to MFC Commodities GmbH.

Effective November 30, 2006, we entered into an Offer and Right of First Refusal Agreement whereby we received an offer for the acquisition and a right of first refusal relating to all the shares of MFC Industrial Holdings AG that are currently held or will be held by MFC Corporate Services AG (formerly MFC Merchant Bank SA) prior to the 15th anniversary of the Agreement.

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

On April 24, 2006, we entered into an Arrangement Agreement with Sasamat Capital Corporation whereby we agreed to acquire all of the issued and outstanding shares of Sasamat Capital Corporation.

On April 13, 2006, we entered into a Letter Agreement whereby we agreed to extend a Guarantee granted on December 22, 2004 from £6,000,000 to £9,000,000 plus any interest, costs and other charges.

On March 5, 2006, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee the payment obligations of KHD Humboldt Wedag International GmbH to Raiffeisen Zentralbank Österreich AG up to a maximum of €11,610,000 plus interest and all reasonable costs and expenses incurred in enforcing the guarantee.

On February 22, 2006, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee, until March 15, 2007, the payment obligations of Mazak Limited to Glencore International AG up to the lesser of (i) the amount owed by Mazak under a Supply Agreement, and (ii) the purchase price of 3,050 metric tons of zinc metal calculated in accordance with the Payment Guarantee Agreement.

On February 22, 2006, we entered into a Payment Guarantee Agreement whereby we agreed to guarantee, until February 28, 2007, the payment obligations of Mazak Limited to Euromin S.A. up to the lesser of (i) the amount owed by Mazak under a Supply Agreement and (ii) the purchase price of 800 metric tons of zinc metal calculated in accordance with the Payment Guarantee Agreement.

On February 15, 2006, we entered into a Payment Guarantee with ZAB Zementanlagenbau GmbH Dessau whereby we agreed to irrevocably and unconditionally undertake to indemnify and pay the Outstanding Amount (as defined in the underlying contract between KHD Humboldt Wedag International GmbH and ZAB Zementanlagenbau GmbH Dessau). The expiry date of the Payment Guarantee was extended to February 28, 2009 pursuant to a letter dated February 28, 2008 from Jim Busche to ZAB Zementanlagenbau GmbH Dessau.

On February 1, 2006, we entered into a Management Services Agreement with Mass Financial Corporation whereby we retained Mass Financial Corporation to provide management serves to certain of our subsidiaries.

D.	Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittances of dividends to shareholders not resident in Canada are subject to withholding tax in Canada. See “Item 10 — Additional Information — Taxation”.

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

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention (1980), as amended (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

F.	Dividends and paying agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Documents and agreements concerning our company may be inspected at the offices of Clark Wilson LLP, Suite 800-885 West Georgia Street, Vancouver, British Columbia, Canada.

I.	Subsidiary Information

As at March 15, 2008, our significant wholly-owned direct and indirect subsidiaries are as follows:

Jurisdiction of
Incorporation or
Name of Wholly-Owned Subsidiary	Organization

KHD Holding AG	Switzerland
KHD Humboldt Wedag International Holdings GmbH	Austria
KHD Humboldt Wedag International GmbH	Austria
Humboldt Wedag Inc.	USA
Humboldt Wedag India Ltd.	India
Humboldt Wedag Australia Pty Ltd.	Australia
KHD Investments Ltd.	Marshall Islands
New Image Investment Company Limited	USA
Inverness Enterprises Ltd.	Canada
KHD Humboldt Wedag (Cyprus) Limited	Cyprus
MFC & KHD International Industries Limited	Samoa
KHD Humboldt Wedag (Shanghai) International Industries Limited	China
KHD Sales and Marketing Ltd.	Hong Kong
KHD Humboldt Wedag International (UAE) FEZ	UAE

As at March 15, 2008, our significant non-wholly-owned subsidiaries are as follows:

	Jurisdiction of		Our
	Incorporation or		Beneficial
Name of Non-Wholly-Owned Subsidiary	Organization	Owner of Interests	Shareholding

KHD Humboldt Wedag International (Deutschland) AG	Germany	KHD Humboldt Wedag International Ltd.	97.9	%(1)
KHD Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	97.9%
Humboldt Wedag Coal & Minerals Technology GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	97.9%
ZAB Zementanlagenbau GmbH Dessau	Germany	KHD Humboldt Wedag GmbH	97.9%
ZAB Industrietechnik & Service GmbH	Germany	Zementanlagenbau Dessau GmbH	97.9%
Humboldt Wedag (SA) (Pty) Ltd.	South Africa	KHD Humboldt Wedag International GmbH	71.9%
Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	97.9%

Blake International Limited	British Virgin	KHD Humboldt Wedag GmbH	97.8%
	Islands
HIT International Trading AG	Germany	Blake International Limited	73.5%

(1)	Held by our company and/or our subsidiaries.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from changes in interest rates, foreign currency exchange rates and equity prices which may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that the current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers and internal auditors to perform audits and checking functions to ensure that company procedures and policies are complied with.

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

Derivatives

As of December 31, 2007 and 2006, we had foreign currency forward contracts and options with aggregate notional amount of $40.7 million and $18.8 million, respectively, with the purpose of covering our payment obligations to the trade suppliers and our export trades receivable. We recognized net fair value loss of $155,000 and $nil in 2007 and 2006, respectively.

Interest Rate Risk

Fluctuations in interest rates may affect the fair value of fixed interest rate financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our financial instrument assets and increase the fair value of our financial instrument liabilities. A decrease in market interest rates may increase the fair value of our financial instrument assets and decrease the fair value of our financial instrument liabilities. Our financial instruments which may be sensitive to interest rate fluctuations are investments, note receivable, long-term payable and debt obligations. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2007 and 2006, respectively, and expected cash flows from these instruments.

	As at December 31, 2007
	Carrying	Fair	Expected Cash Flow(1)
	Value	Value	2008	2009	2010	2011	2012	Thereafter
	(In thousands)

Investments(2)	$91,960	$91,960	$4,016	$4,016	$4,016	$10,147	$9,879	$104,062
Debt obligations	13,920	13,920	414	2,466	291	11,926	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of investment in the preferred shares of former subsidiaries.

	As at December 31, 2006
	Carrying	Fair	Expected Cash Flow(1)
	Value	Value	2007	2008	2009	2010	2011	Thereafter
	(In thousands)

Investments(2)	$77,976	$77,976	$3,459	$3,459	$3,459	$3,459	$8,658	$96,995
Note receivable	6,865	6,865	7,188	—	—	—	—	—
Long-term payable	2,184	2,184	1,609	662	—	—	—	—
Debt obligations	13,083	13,083	927	372	2,188	263	10,987	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of investment in the preferred shares of former subsidiaries.

Foreign Currency Exchange Rate Risk

Our reporting currency is the United States dollar. We hold financial instruments primarily denominated in U.S. dollars and Euros and we have a Canadian dollar denominated investment in the preferred shares of former subsidiaries. A depreciation of such currencies against the United States dollar will decrease the fair value of our financial instrument assets and liabilities. An appreciation of such currencies against the U.S. dollar will increase the fair value of our financial instrument assets and liabilities. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments, long-term receivable and debt obligations. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2007 and 2006, respectively, and expected cash flows from these instruments:

	As at December 31, 2007
	Carrying	Fair	Expected Cash Flow(1)
	Value	Value	2008	2009	2010	2011	2012	Thereafter
	(In thousands)

Investments(2)	$106,234	$106,234	$18,290	4,016	4,016	10,147	9,879	$104,062
Debt obligations(3)	13,920	13,920	414	2,466	291	11,916	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities and preferred shares of former subsidiaries, which are denominated in Canadian dollars and Euros.

(3)	Debt obligations are denominated in Euros.

	As at December 31, 2006
	Carrying	Fair	Expected Cash Flow(1)
	Value	Value	2007	2008	2009	2010	2011	Thereafter
	(In thousands)

Investments(2)	$82,032	$82,032	$7,571	$3,459	$3,459	$3,459	$8,658	$96,939
Long-term receivable(3)	8,878	8,878	185	7,523	1,580	—	—	—
Debt obligations(4)	15,321	15,321	5,005	263	263	263	10,987	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities and preferred shares of former subsidiaries, which are denominated in Canadian dollars and Euros.

(3)	Long-term receivables are denominated in Euros.

(4)	Debt obligations are denominated in Euros.

Equity Price Risk

Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amount of financial instruments sensitive to such fluctuations as at December 31, 2007 and 2006, respectively, and expected cash flows from these instruments:

	As at December 31, 2007
	Carrying	Fair	Expected Cash Flow(1)
	Value	Value	2008	2009	2010	2011	2012	Thereafter
	(In thousands)

Investments(2)	$107,470	$107,470	$19,526	$4,016	$4,016	$10,147	$9,879	$104,062

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities and preferred shares former subsidiaries.

	As at December 31, 2006
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2007	2008	2009	2010	2011	Thereafter
	(In thousands)

Investments(2)	$82,643	$82,643	$7,571	$3,459	$3,459	$3,459	$8,658	$97,550

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities and preferred shares in former subsidiaries.

ITEM 12	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2007. This evaluation was carried out by our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 13d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on this evaluation, management concluded that, as of December 31, 2007, our company’s internal control over financial reporting was effective.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2007 has been audited by our independent registered public accounting firm, Deloitte & Touche LLP, who also audited our consolidated financial statements for the year ended December 31, 2007. Deloitte & Touche LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007. Their report is included on page 64 of this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

Subsequent to the issuance of our quarterly report on Form 6-K for the nine months ended September 30, 2007 we identified and quantified certain accounting errors. These were caused by changes in the consolidation process resulting in incorrect elimination of certain intercompany transactions and error in determining contract revenue and costs caused by the implementation of a new software system in a subsidiary. These accounting errors impacted the previously filed quarterly financial statements as of March 31, June 30 and September 30, 2007. As a result, we restated previously reported financial statements for the interim periods ended March 31, 2007, June 30, 2007 and September 30, 2007.

In order to analyze the internal control considerations associated with the adjustments underlying the restatements, our management evaluated (1) each adjustment as to what internal control deficiency caused it, and (2) the effectiveness of actions that had been taken to remediate identified internal control deficiencies.

Among other matters, management’s assessment identified the following material weaknesses, during the year:

•	A material weakness impacting our financial statements for the interim periods ended March 31, 2007, June 30, 2007 and September 30, 2007 was identified related to our design and maintenance of adequate controls over the correct elimination of certain intercompany transactions. We remediated this material weakness through the design and implementation of enhanced controls and procedures prior to finalizing the preparation of our annual consolidated financial statements as of December 31, 2007. These measures included among other matters adding certain review and analysis procedures, adding qualified personnel as well as improving the information flow associated to the identification and analysis of non-routine transactions.

•	A material weakness impacting our financial statements for the interim periods ended June 30, 2007 and September 30, 2007 was identified related to our design and maintenance of adequate controls over the implementation of a new software system in a subsidiary. We remediated this material weakness through the design and implementation of enhanced controls and procedures prior to finalizing the preparation of our annual consolidated financial statements as of December 31, 2007. These measures included among other matters verification by an external consultant of the accuracy of the financial data upload, adding qualified personnel and enhancing our controls related to the accurate entering of financial data.

Other than indicated above, there were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

ITEM 16	[Reserved]

ITEM 16A	Audit Committee Financial Expert

Our board of directors has determined that Silke Brossmann, a member of our audit committee, qualifies as an “audit committee financial expert” and is “independent” as the term is used in Section 303A.02 of the New York Stock Exchange Listed Company Manual. Ms. Brossmann has a designation of Controller, IHK (that is, Certified Controller) granted by the German Chamber of Commerce and has completed international accounting standards courses at Steuerfachscheule Dr. Endriss GmbH & Co. KG, a tax and accounting college in Cologne, Germany. She has experience in corporate planning, project control, supervision of financial accounting, reporting analysis, and co-ordination with auditors.

ITEM 16B	Code of Ethics

Code of Ethics

Effective January 27, 2004, our board of directors adopted a Code of Business Conduct and Ethics that applies to, among other persons, our President and Chief Executive Officer (being our principal executive officer), our Chief Financial Officer (being our principal financial and accounting officer and controller), as well as our other senior officers and persons performing similar functions. As adopted, our Code of Business Conduct and Ethics sets forth written standards that are designed to deter wrongdoing and to promote:

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

Our Code of Business Conduct and Ethics requires, among other things, that all of our company’s personnel shall be accorded full access to our President, Chief Executive Officer and Chief Financial Officer with respect to any matter which may arise relating to the Code of Business Conduct and Ethics. Further, all of our company’s personnel are to be accorded full access to our board of directors if any such matter involves an alleged breach of the Code of Business Conduct and Ethics by our President, Chief Executive Officer or Chief Financial Officer.

In addition, our Code of Business Conduct and Ethics emphasizes that all employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to his or her immediate supervisor or to our company’s President, Chief Executive Officer or Chief Financial Officer. If the incident involves an alleged breach of the Code of Business Conduct and Ethics by the President, Chief Executive Officer or Chief Financial Officer, the incident must be reported to any member of our board of directors. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our Code of Business Conduct and Ethics by another.

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

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP for audit services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2007 and 2006 were Cdn$1,920,905 and

Cdn$1,022,000, respectively (including all fees related to the audit of our annual financial statements for the fiscal year ended December 31, 2007 and 2006).

Audit Related Fees

For the fiscal years ended December 31, 2007 and 2006, Deloitte & Touche LLP performed assurance or related services relating to the performance of the audit or review of our financial statements which are not reported under the caption “Audit Fees” above for aggregate fees totalling Cdn$301,050 and Cdn$48,676, respectively.

Tax Fees

For the fiscal years ended December 31, 2007 and 2006, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte & Touche LLP were Cdn$40,000 and $nil, respectively.

All Other Fees

For the fiscal years ended December 31, 2007 and 2006, Deloitte & Touche LLP did not perform any non-audit professional services, other than those services listed above.

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

In the year ended December 31, 2007, we did not purchase any shares of our common stock pursuant to any repurchase program.

PART III

ITEM 17	Financial Statements

Financial Statements Filed as Part of the Annual Report:

Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, dated March 28, 2008 on the Consolidated Financial Statements of our company as at December 31, 2007 and 2006

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

Report of Independent Chartered Accountants, Deloitte & Touche LLP, on the effectiveness of internal controls over financial reporting as of December 31, 2007

Independent Auditor’s Report of BDO Dunwoody LLP dated March 24, 2006 (except Note 1A which is as at March 24, 2008 and Note 4 which is as at March 21, 2007) on the Consolidated Financial Statements of our company as at December 31, 2005

Consolidated Balance Sheets at December 31, 2007 and 2006

Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Comprehensive Income for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

ITEM 18	Financial Statements

Refer to “Item 17 — Financial Statements”.

Report Of Management On Internal Control Over Financial Reporting

The management of KHD Humboldt Wedag International Ltd. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In conducting this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

The Company’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2007, and they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

/s/ James Busche	/s/ Alan Hartslief
James Busche	Alan Hartslief
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia, Canada
March 31, 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
KHD Humboldt Wedag International Ltd.

We have audited the accompanying consolidated balance sheets of KHD Humboldt Wedag International Ltd. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of KHD Humboldt Wedag International Ltd. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as of December 31, 2005 and for the year then ended were audited in accordance with Canadian generally accepted auditing standards by other auditors who expressed an opinion without reservation on those statements in their report dated March 24, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte and Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 28, 2008

Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes that have an effect on the comparability of the Company’s financial statements, such as the changes described in Notes 1 and 22 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated March 28, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte and Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 28, 2008

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
KHD Humboldt Wedag International Ltd.

We have audited the internal control over financial reporting of KHD Humboldt Wedag International Ltd. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 28 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes that affect the comparability of the Company’s financial statements.

/s/ Deloitte and Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 28, 2008

Auditors’ Report
To The Shareholders of
KHD Humboldt Wedag International Ltd.

We have audited the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP
Chartered Accountants

Vancouver, Canada
March 24, 2006 (except note 1A which is as at March 24, 2008 and note 4 which is as at March 21, 2007)

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(United States Dollars
in Thousands)

	2007	2006
		(Note 1A and D(ii))

ASSETS
Current Assets
Cash and cash equivalents	$354,397	$204,530
Securities	15,510	4,111
Restricted cash	24,116	16,180
Accounts receivable, trade	62,074	67,157
Other receivables	18,585	33,351
Inventories	124,980	85,799
Contract deposits, prepaid and other	33,775	24,069
Future income tax assets	825	763
Current assets of discontinued operations	—	4,301

Total current assets	634,262	440,261
Non-current Assets
Securities	—	64
Receivables	—	8,878
Property, plant and equipment	2,957	2,936
Interest in resource property	32,865	29,037
Equity method investments	654	500
Future income tax assets	24,658	27,724
Investment in preferred shares of former subsidiaries	91,960	77,976
Other non-current assets	1,955	—
Non-current assets of discontinued operations	—	54,544
Total non-current assets	155,049	201,659

	$789,311	$641,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$147,869	$129,668
Long-term debt, current portion	—	4,596
Progress billings above costs and estimated earnings on uncompleted contracts	184,830	92,518
Advance payments received from customers	9,190	8,878
Income tax liabilities	20,658	11,088
Accrued pension liabilities, current portion	2,205	1,664
Provision for warranty costs, current portion	31,503	21,868
Current liabilities of discontinued operations	—	964

Total current liabilities	396,255	271,244
Long-term Liabilities
Long-term debt, less current portion	13,920	10,725
Accrued pension liabilities, less current portion	30,981	28,559
Provision for warranty costs, less current portion	11,799	7,247
Deferred credit, future income tax assets	15,712	15,539
Future income tax liability	2,593	9,180
Other long-term liabilities	4,931	625
Long-term liabilities of discontinued operations	—	3,047

Total long-term liabilities	79,936	74,922

Total liabilities	476,191	346,166
Minority Interests	5,926	22,466
Shareholders’ Equity
Common stock, without par value; authorized unlimited number	138,359	108,595
Treasury stock	(93,793)	(64,383)
Contributed surplus	4,319	2,131
Retained earnings	162,633	176,742
Accumulated other comprehensive income	95,676	50,203

Total shareholders’ equity	307,194	273,288

	$789,311	$641,920

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2007, 2006 and 2005
(United States Dollars in Thousands,
Except Earnings per Share)

	2007	2006	2005
		(Note 1A and D(ii))	(Note 1A and D(ii))

Revenues	$580,391	$404,324	$316,978
Cost of revenues	494,432	338,495	269,768

Gross profit	85,959	65,829	47,210
Income from interest in resource property	18,132	6,660	4,303
General and administrative expense	46,700	29,802	25,962
Stock-based compensation — general and administrative	4,381	2,132	—

Operating income	53,010	40,555	25,551

Interest income	13,155	5,044	2,419
Interest expense	(2,668)	(2,238)	(3,251)
Other income, net	2,308	7,763	4,882

Income before income taxes and minority interests from continuing operations	65,805	51,124	29,601
Provision for income taxes:
Income taxes	(8,278)	(9,658)	(1,691)
Resource property revenue taxes	(4,161)	(644)	—

	(12,439)	(10,302)	(1,691)

Income before minority interests from continuing operations	53,366	40,822	27,910
Minority interests	(2,386)	(6,670)	(5,046)

Income from continuing operations	50,980	34,152	22,864
Income (loss) from discontinued operations, net of tax	(9,351)	(2,874)	5,361
Extraordinary gain, net of tax	513	—	—

Net income	$42,142	$31,278	$28,225

Basic earnings (loss) per share
— from continuing operations	$1.71	$1.13	$0.84
— from discontinued operations	(0.31)	(0.10)	0.20
— extraordinary gain	0.02	0.00	0.00

	$1.42	$1.03	$1.04

Diluted earnings (loss) per share
— from continuing operations	$1.68	$1.12	$0.84
— from discontinued operations	(0.31)	(0.09)	0.19
— extraordinary gain	0.02	0.00	0.00

	$1.39	$1.03	$1.03

Weighted average number of common shares outstanding
— basic	29,895,468	30,162,412	27,218,696
— diluted	30,402,130	30,415,452	27,509,386

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2007, 2006 and 2005

						Equity		Accumulated
						Component		Other
	Common Stock		Treasury Stock			of		Compre-
	Number of		Number of		Contributed	Convertible	Retained	hensive
	Shares	Amount	Shares	Amount	Surplus	Debt	Earnings	Income	Total
		(Note 1A		(Note 1A	(Note 1	(Note 1	(Note 1A	(Note 1	(Note 1
		and D(ii))		and D(ii))	and D(ii))	and D(ii))	and D(ii))	and D(ii))	and D(ii))

Balance at December 31, 2004	32,178,036	$70,429	(5,023,744)	$(17,951)	$—	$113	$141,063	$30,190	$223,844
Net income	—	—	—	—	—	—	28,225	—	28,225
Repurchase of shares	(3,000)	(27)	—	—	—	—	—	—	(27)
Shares issued for increase of equity interest in subsidiaries	117,486	1,110	—	—	—	—	—	—	1,110
Shares issued for cash	—	—	1,990	13	—	—	—	—	13
Translation adjustment	—	—	—	—	—	—	—	(8,906)	(8,906)

Balance at December 31, 2005	32,292,522	71,512	(5,021,754)	(17,938)	—	113	169,288	21,284	244,259
Net income	—	—	—	—	—	—	31,278	—	31,278
Distribution of Mass Financial Corp.	—	—	3,142,256	8,356	—	—	(22,662)	22,662	8,356
Disposition of MFC Merchant Bank S.A.	—	—	—	—	—	—	(1,162)	—	(1,162)
Shares received as a partial consideration on disposition of MFC Merchant Bank S.A.	1,562,256	27,246	(3,142,256)	(54,801)	—	—	—	—	(27,555)
Shares issued for conversion of bonds	292,602	3,603	—	—	—	(113)	—	—	3,490
Shares issued for increase of equity interest in a non- wholly-owned Canadian subsidiary	170,000	3,083	—	—	—	—	—	—	3,083
Shares issued for increase of equity interest in an equity method investee	26,210	402	—	—	—	—	—	—	402
Shares issued to extinguish debt	144,546	2,749	—	—	—	—	—	—	2,749
Stock-based compensation	—	—	—	—	2,131	—	—	—	2,131
Translation adjustment	—	—	—	—	—	—	—	6,257	6,257

Balance at December 31, 2006	34,488,136	108,595	(5,021,754)	(64,383)	2,131	—	176,742	50,203	273,288
Net income	—	—	—	—	—	—	42,142	—	42,142
Distribution of SWA Reit and Investments Ltd.	—	—	—	—	—	—	(56,251)	—	(56,251)
Shares issued for increase of equity interest in non-wholly-owned subsidiaries	676,766	18,749	—	—	—	—	—	—	18,749
Exercise of stock options	672,218	11,015	—	—	(2,193)	—	—	—	8,822
Price adjustment for shares received in connection with disposition of MFC Merchant Bank S.A. in 2006	—	—	—	(10,073)	—	—	—	—	(10,073)
Shares received on settlements of receivables	—	—	(371,921)	(11,174)	—	—	—	—	(11,174)
Shares received as consideration for disposition of MFC Merchant Bank S.A.	—	—	(219,208)	(8,163)	—	—	—	—	(8,163)
Stock-based compensation	—	—	—	—	4,381	—	—	—	4,381
Translation adjustment	—	—	—	—	—	—	—	45,473	45,473

Balance at December 31, 2007	35,837,120	$138,359	(5,612,883)	$(93,793)	$4,319	$—	$162,633	$95,676	$307,194

Total of retained earnings and accumulated other comprehensive income
December 31, 2005									$190,572

December 31, 2006									$226,945

December 31, 2007									$258,309

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2007, 2006 and 2005
(United States Dollars in Thousands)

	2007	2006	2005
		(Note 1A and D(ii))	(Note 1A and D(ii))

Net income for the year	$42,142	$31,278	$28,225
Other comprehensive income, net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting, net of tax of $nil for 2007, 2006 and 2005	45,473	6,257	(8,906)

Other comprehensive income (loss) for the year	45,473	6,257	(8,906)

Comprehensive income for year	$87,615	$37,535	$19,319

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005
(United States Dollars in Thousands)

	2007	2006	2005
		(Note 1A and D(ii))	(Note 1A and D(ii))

Cash flows from continuing operating activities
Income from continuing operations	$50,980	$34,152	$22,864
Adjustments for:
Amortization and depreciation	3,279	2,165	1,903
Minority interests	2,386	6,670	5,046
Gain on short-term securities	110	(915)	(24)
Gain on debt settlement	—	—	(2,493)
Stock-based compensation	4,381	2,132	—
Future income taxes	(2,785)	755	(821)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	(2,576)	(2,166)	(840)
Restricted cash	(5,813)	7,401	(11,586)
Receivables	11,314	(31,944)	(13,031)
Inventories	(28,089)	(44,743)	(31,900)
Accounts payable and accrued expenses	6,652	44,669	12,709
Progress billings above costs and estimated earnings on uncompleted contracts	76,890	51,774	28,869
Advance payments received from customers	(595)	(14,767)	18,491
Income tax liabilities	7,838	7,848	905
Provision for warranty costs	10,373	1,792	15,610
Contract deposits, prepaid and other	(6,652)	(11,100)	4,439
Other	2,410	(3,711)	473

Cash flows provided by continuing operating activities	130,103	50,012	50,614
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(3,471)	(2,532)	(2,179)
Net decrease in loans	—	—	5,371
Sales (purchases) of long-term securities, net	(456)	(68)	(15)
Disposition of subsidiaries, net of cash disposed	—	27,228	—
Purchases of subsidiaries, net of cash acquired	(7,807)	(7,900)	(3,366)
Other	—	(906)	—

Cash flows (used in) provided by continuing investing activities	(11,734)	15,822	(189)
Cash flows from continuing financing activities Borrowings	3,292	28,759	—
Debt repayments	(6,132)	(17,304)	(4,561)
Issuance of shares	8,822	—	(28)
Distribution in connection with SWA Reit and Investments Ltd.	(5,399)	—	—
Other	—	190	(349)

Cash flows (used in) provided by continuing financing activities	583	11,645	(4,938)
Cash flows (used in) operating activities of discontinued operations	198	(12,273)	5,043
Cash flows (used in) investing activities of discontinued operations	58	(88,241)	(4,157)
Cash flows (used in) financing activities of discontinued operations	(245)	15,432	(17,420)
Exchange rate effect on cash and cash equivalents	30,756	17,968	(13,871)

Increase in cash and cash equivalents	149,719	10,365	15,082
Cash and cash equivalents, beginning of period	204,678	194,313	179,231

Cash and cash equivalents, end of period	$354,397	$204,678	$194,313

Cash and cash equivalents at end of period consisted of:
Continuing operations	$354,397	$204,530	$94,324
Discontinued operations	—	148	99,989

	$354,397	$204,678	$194,313

Cash and cash equivalents	$349,435	$158,105	$194,313
Money market funds	4,962	46,573	—

	$354,397	$204,678	$194,313

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	The Company and Summary of Significant Accounting Policies

The consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles (“GAAP”) applicable in Canada. For a description of the difference between Canadian GAAP and United States GAAP for the Company, see Note 22. The dollar amounts are stated in United States dollars (except otherwise indicated), as rounded to the nearest thousand (except per share amounts).

A.	Change of Reporting Currency

Effective January 1, 2007, the Company changed its reporting currency from Canadian dollars (“Cdn$”) to United States dollars.

In accordance with Emerging Issue Committee Abstract 130, Translation Method When the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency, the financial statements for all years presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year. All resulting exchange differences are reported as a separate component of other comprehensive income, which is included as part of shareholders’ equity.

In the case of a change in reporting currency, this method of translation results in the financial statements of prior years presented for comparison being translated as if the reporting currency used in the current year had been used for at least all periods shown.

The Company believes that financial statements presented in United States dollars delivers more meaningful and relevant financial information to the shareholders as the majority of the Company’s shareholders (in terms of both number of shareholders and the numbers of shares they hold) are United States persons.

B.	Two-for-one Split of Common Shares

At a special meeting held on August 6, 2007, the shareholders resolved to approve a two-for-one split of the Company’s common shares which became effective on September 10, 2007. All references to numbers of shares and per share amounts have been restated to reflect the share split.

C.	Nature of Operations

KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, “the Company”) operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. The Company also holds an interest in the Wabush iron ore mine in Canada.

In March 2004, the Company acquired a controlling interest in KHD Humboldt Wedag International (Deutschland) AG (“KHDID”). KHDID, through its major subsidiaries, KHD Humboldt Wedag GmbH group of companies, together with the Company’s direct subsidiary, KHD Humboldt Wedag International Holding GmbH and its subsidiaries, are engaged in the business of industrial plant engineering and equipment supply business and specialize in the cement, coal and mineral industries. KHD Humboldt Wedag GmbH and KHD Humboldt Wedag International Holding GmbH, with their subsidiaries, are collectively known as “KHD” in these financial statements.

Until January 31, 2006, the Company also operated in the financial services industry, including merchant banking, financial advisory services, proprietary investing, and trading activities, on an international basis through the Company’s banking and trading subsidiaries.

In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, Mass Financial Corp. (“Mass Financial”) entered into a restructuring agreement and a share exchange agreement. Upon the closing of the agreements, Mass Financial held all the financial services business of the Company, except for MFC Corporate Services AG (formerly MFC Merchant Bank S.A. (“MFC Bank”)) and the Company’s investment in resource property; and the Company held preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to shareholders of the Company on pro rata basis. (See Note 4)

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In November 2006, the Company sold its entire equity interest in MFC Bank to Mass Financial. (See Note 4)

In March 2007, the Company’s board of directors passed a resolution to distribute its non-core real estate interests to its shareholders. Pursuant to this resolution, the Company and its wholly-owned subsidiary, SWA Reit and Investments Ltd. (formerly Altmark Real Estate Investment Trust Ltd. and SWA Reit Ltd., “SWA Reit”) entered into an arrangement agreement. Upon the closing of the arrangement, SWA Reit held certain non-core real estate interests and other assets of the Company. The record date of the distribution was September 25, 2007 at which time the Company effectively distributed, by way of reduction of capital in relation to its common shares, its ownership interest in SWA Reit and since then, the Company does not hold any real estate interests. (See Note 4)

For reporting purposes, the results of operations of Mass Financial, MFC Bank and SWA Reit have been presented as discontinued operations. Accordingly, prior period financial statements, including business segment information as disclosed in Note 19, have been reclassified to reflect this change.

D.	Significant Accounting Policies

(i) Principles of Consolidation

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

(ii) Financial Instruments

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 3861, Financial Instruments — Disclosure and Presentation; Section 1530, Comprehensive Income; and Section 3251, Equity. These new CICA Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

CICA Handbook Section 3855 requires all financial assets and financial liabilities to be classified by characteristic and/or management intent. Except for certain financial instruments which are excluded from the scope of Section 3855, all financial assets are classified into one of four categories: held for trading, held to maturity, loans and receivables, and available-for-sale; and all financial liabilities are classified into one of two categories: held for trading and other financial liabilities. Regular way purchases and sales of financial assets are accounted for at settlement date.

Generally, a financial asset or financial liability held for trading is a financial asset or financial liability that meets either of the conditions: (i) it is not a loan or receivable and is (a) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; (b) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or (c) a derivative, except for a derivative that is a designated and effective hedging instrument; or (ii) it is designated by the Company upon initial recognition as held for trading. Any financial instrument may be designated when initially recognized as held for trading, except for (i) financial instruments whose fair value cannot be reliably measured and (ii) financial instruments transferred in a related party transaction that were not classified as held for trading before the transaction. A financial instrument cannot be reclassified into or out of the held-for-trading category while it is held or issued.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Non-derivative financial liabilities are classified as other financial liabilities.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value (except as specified for certain related party transactions). The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.

After initial recognition, the Company measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which are measured at amortized cost using the effective interest method; (b) loans and receivables which are measured at amortized cost using the effective interest method; (c) investments in equity instruments that do not have a quoted market price in an active market and are measured at cost (other than such instruments that are classified as held for trading); and (d) derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured and are measured at cost. All financial assets, except those measured at fair value with changes in fair value recognized in net income, are subject to review for impairment. After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities that are classified as held for trading (including derivatives that are liabilities) which are measured at their fair values (except for derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured which should be measured at cost).

Typically, a gain or loss on a financial asset or financial liability classified as held for trading is recognized in net income for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized directly in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in net income for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in net income when the financial asset or financial liability is derecognized or impaired, and through the amortization process.

Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.

Pursuant to CICA Handbook Section 3855, transaction costs related to the acquisition of held for trading financial assets and liabilities are expensed as incurred. For all other financial assets and liabilities, the Company elects to expense transaction costs immediately. Transaction costs are incremental costs that are directly attributable to the acquisition or disposal of a financial asset or liability.

Pursuant to the transitional provisions of CICA Handbook Section 3855, recognition, derecognition and measurement policies followed in financial statements for periods prior to the effective date of Section 3855 are not reversed and, therefore, those financial statements are not restated. At the beginning of the fiscal year in which Section 3855 is initially applied, an entity remeasures assets and liabilities as appropriate and any adjustment of the previous carrying amount is recognized as an adjustment of the balance of retained earnings (except when a financial asset is classified as available for sale and the adjustment relates to the accumulated other comprehensive income) at the beginning of the fiscal year. For available-for-sale financial assets, the adjustment is included as the opening balance in a separate component of accumulated other comprehensive income.

Management of the Company determined that the adoption of these new accounting standards did not have any material impact on the Company’s financial position as of January 1, 2007.

Pursuant to the transitional provisions of Section 3861, disclosures not required in financial statements for periods before the date of adoption of Section 3861 need not be provided on a comparative basis and the Company elected not to provide disclosures for the comparative periods.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii) Cash and Cash Equivalents

Cash and cash equivalents are classified as held for trading and include highly liquid investments with original maturities of three months or less and are generally interest bearing. The Company regularly maintains cash balances in financial institutions in excess of insured limits.

(iv) Restricted Cash

Restricted cash is classified as held for trading. Restricted cash at December 31, 2007 and 2006 was provided as security for the performance of industrial plant engineering and equipment supply contracts.

(v) Securities

Securities are classified as held for trading and short-term or long-term available-for-sale securities.

Publicly-traded securities (debt and equity) which are acquired principally for the purpose of selling in the near term are classified as held for trading. Securities held for trading are marked to their bid prices on the balance sheet date and unrealized gains and losses are included in the result of operations.

Available-for-sale securities consist of publicly-traded securities (debt and equity) and unlisted equity securities which are not held for trading and not held to maturity. Short-term available-for-sale securities are generally unlisted equity securities which are purchased with management’s intention to sell in the near term. Long-term available-for-sale securities are purchased with the intention to hold until market conditions render alternative investments more attractive. The available-for-sale securities are stated at bid price whenever quoted market prices are available. When the market for the available-for-sale security is not active, the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument. Unrealized gains and losses are recorded in other comprehensive income unless there has been an other than temporary decline in value, at which time the available-for-sale security is written down and the write-down is included in the result of operations.

Gain and loss on sales of securities are recognized on the average cost basis on the settlement dates.

(vi) Receivables

Typically, receivables are financial instruments which are not classified as held for trading or available-for-sale. They are classified as loans and receivables and are measured at amortized cost without regard to the Company’s intention to hold them to maturity.

Receivables are net of an allowance for credit losses, if any. The Company performs ongoing credit evaluation of customers and adjusts the allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts.

Assets acquired in satisfaction of receivables are recorded at the lesser of their fair value at the date of transfer or the carrying value of the receivables. Any excess of the carrying value of the receivables over the fair value of the assets acquired is written off and is included in the determination of the income.

(vii) Allowance for Credit Losses

The Company’s allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in the Company’s receivables and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on behalf of the Company, such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

Specific provisions are established on an individual basis. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

The allowance for credit losses was $1,361 and $nil as at December 31, 2007 and 2006, respectively.

(viii) Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. These instruments are either exchange-traded or negotiated. Derivatives are included on the consolidated balance sheet and are measured at fair value. Derivatives that qualify as hedging instruments are accounted for in accordance with CICA Handbook Section 3865. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in the result of operations.

(ix) Inventories

Inventories consist of construction raw materials, work-in-progress and finished goods. Inventories are recorded at the lower of cost (specific item basis and first-in first-out methods) or estimated net realizable value and consist of the following at December 31:

	2007	2006

Raw materials	$10,114	$5,422
Work-in-progress	114,222	80,128
Finished goods	644	249

	$124,980	$85,799

The Company recognizes revenues from construction contracts under the percentage-of-completion method. The recognized income is the estimated total income multiplied by the percentage of incurred costs to date to the most recently estimated total completion costs. Under the percentage-of-completion method, the work-in-progress includes costs and estimated earnings above billings on uncompleted contracts. A loss on construction contract is accrued whenever it becomes apparent that the total estimated contract costs will exceed the total estimated contract revenue.

(x) Property, Plant and Equipment

Property, plant and equipment are carried at cost, net of accumulated depreciation. Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write-downs to fair value are charged to the result of operations. No such losses have been recorded in these consolidated financial statements.

Property, plant, and equipment are depreciated according to the following lives and methods:

	Lives	Method

Buildings	25 years	straight-line
Manufacturing plant equipment	3 to 20 years	straight-line
Office equipment	3 to 10 years	straight-line

Depreciation and amortization expense of property, plant and equipment amounting to $2,011 in 2007, $1,965 in 2006 and $1,903 in 2005, respectively, is included in cost of sales and general and administrative expenses, as applicable. Repairs and maintenance are charged to expense as incurred.

(xi) Interest in Resource Property

Interest in resource property is stated at cost, net of accumulated amortization, and represents the Company’s royalty interest in a Canadian iron ore mine which will expire in 2055. Prior to October 2006, the investment in resource property represented an investment in preferred shares of an affiliate. The iron ore deposit is currently leased to an unincorporated joint venture of steel producers and a steel trader under certain lease agreements which will expire in 2055. Until October 2006, the Company collected a fixed dividend of Cdn$4,900 per annum, plus a participating dividend, on the preferred shares. After October 2006, the Company collects the royalty payment

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

directly from the joint venture based on a pre-determined formula. Amortization is provided on the straight-line basis over its estimated economic life of 25 years. The amortization method and estimate of the useful life of the resource property is reviewed annually. Amortization commenced in November 2006 and amortization expense was $1,268 in 2007 and $200 in 2006. The resource property is tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write-down to fair value is included in the result of operations. No such losses have been recorded in these consolidated financial statements.

(xii) Asset Retirement Obligations

The Company accounts for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets under CICA Handbook Section 3110, Asset Retirement Obligations. Under these rules, a reasonable estimate of fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount. In periods subsequent to initial measurement, the Company recognizes period-to-period changes in the liability for an asset retirement obligation resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company does not currently have any material asset retirement obligations.

(xiii) Goodwill

Goodwill represents the difference between the acquisition cost of a business and the fair value of its net tangible assets after an allocation has been made for tangible and intangible assets with indefinite and finite lives. Goodwill is not amortized but is subject to fair value impairment tests on at least an annual basis on year end date. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. If any potential impairment is identified, the amount of the impairment is quantified by comparing the carrying value of goodwill to its fair value based on the fair value of the assets and liabilities of the reporting unit. Any impairment of goodwill is included in the result of operations in the period in which the impairment is determined.

(xiv) Convertible Debt

The Company’s convertible bonds include both debt and equity components. The proceeds from the bonds have been allocated to those components on a relative fair value basis. Over the term of the debt obligation, the debt component will be accreted to the face value of the convertible bonds.

(xv) Revenue Recognition

Revenues are derived from providing industrial plant engineering services and equipment supply. The revenue is recognized under the percentage of completion method, measured by costs incurred to date to total estimated cost for each contract. Effect of any changes in estimates of contract price or cost to complete is recognized in the period when the change is determined by management.

Cost of revenues include all direct material, labour costs, selling expenses and amortization as well as any other direct and indirect cost attributable to each individual contract. If estimated costs to complete a contract indicate a loss, provision is made in the current period for the total anticipated loss. This method is used as management considers the estimated total cost to be the best available measure of progress on contracts.

The revenues are reported on net of sales taxes basis.

(xvi) Provision for Warranty Costs

The contracts and services of the Company’s industrial plant engineering and equipment supply business are typically covered by product and service warranty that is typically for a one year period, starting with commissioning. Many of the Company’s construction contracts guarantee the plants for a pre-defined term against technical problems. Each contract defines the conditions under which a customer may make a claim. The provision is calculated per contract based on experience with past contracts. A liability for the estimated warranty expenses is

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

established when the contracts and services are performed and completed, and the warranty expenses are charged to the cost of sales.

(xvii) Research and Development Costs

Research and development costs are charged to general and administrative expenses when incurred. The Company incurred research and development costs of $2,855, $3,986 and $3,283 in 2007, 2006 and 2005, respectively. There are no development costs which meet the criteria for deferral.

(xviii) Employee Future Benefits

The Company has defined benefit pension plans for employees of certain KHD companies in Europe who were hired prior to 1997. Employees hired after 1996 are generally not eligible for such benefits. The Company relies on independently prepared actuarial reports to record pension costs and pension liabilities, using the projected benefit method prorated on services (also known as the projected unit credit method). The report is prepared based on certain demographic and financial assumptions. The variables in the actuarial computation include demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate, and future salary.

The Company uses a systematic method of recognizing actuarial gains and losses in income. Adjustments arising from changes in assumptions and experience gains and losses are amortized over estimated average remaining service lifetime when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations. However, when all, or almost all, of the employees are no longer active, the Company will base the amortization on the average remaining life expectancy of the former employees.

(xix) Foreign Currency Translation

The Company translates assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these translations, or currency translation adjustments, are included in the accumulated other comprehensive income under the equity section of the consolidated balance sheets.

Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in other income (expenses) in the consolidated statements of income.

(xx) Taxes on Income

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

In acquisitions that are not business combinations, an excess of the value of income tax assets which management believes is more likely than not to be realized, over the consideration paid for such assets, is recorded as a deferred credit and recognized in the statement of operations in the same period that the related tax asset is realized.

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

(xxi) Stock-Based Compensation

The Company has a stock-based compensation plan which is described in Note 16. The Company follows CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which requires share-based transactions to be measured on a fair value basis using an option-pricing model. Stock based payments to non-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employees are to be expensed based on the fair value of shares or options issued. The stock-based compensation expenses are classified as general and administrative expenses.

(xxii) Earnings Per Share

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

The dilutive effect of stock options is computed using the treasury stock method. If the stock-based payments were granted during the period, the shares issuable are weighted to reflect the portion of the period during which the payments were outstanding. The shares issuable are also weighted to reflect forfeitures occurring during the period. When options are exercised during the period, shares issuable are weighted to reflect the portion of the period prior to the exercise date and shares issued are included in the weighted average number of shares outstanding from the exercise date. In applying the treasury stock method, the assumed proceeds from the exercise of stock options is the sum of: (a) the amount, if any, the holder must pay upon exercise; (b) the amount of compensation cost, if any, attributed to future services and not yet recognized; and (c) the amount of tax benefits (both current and future), if any.

In 2007, 2006 and 2005, the Company reported discontinued operations and, accordingly, the Company has reclassified all years presented to give effect to the comparative presentation of those discontinued operations. The Company uses income from continuing operations as the control number in determining whether potential common shares are dilutive or anti-dilutive for purposes of computed diluted earnings per share for each year presented. Because the Company is reclassifying prior years’ financial statements for the presentation of discontinued operations, diluted earnings per share amounts are not consistent with those originally presented.

(xxiii) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to allowance for credit losses, fair value of financial investments, provisions for warranties, pension liabilities, other than temporary impairments of securities, accounting for construction contracts, and valuation of property, plant and equipment, interest in resource property, goodwill, future income tax and provision for income taxes, among other items. Therefore, actual results could differ from those estimates.

E.	Supplemental Disclosure with Respect to Consolidated Statements of Income

	2007	2006	2005

Foreign currency transaction gains (losses), net	$(2,003)	$2,046	$1,548
Gain (loss) on trading securities, net	(110)	915	24
Unrealized holding losses on currency derivative contracts, net	(145)	—	—
Fee income	—	1,527	309
Gain on debt settlement	—	—	2,493
Other income	4,808	3,389	830
Other expenses	(242)	(114)	(322)

Other income, net	$2,308	$7,763	$4,882

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

F.	Supplemental Disclosure with Respect to Consolidated Statements of Cash Flows

Interest paid on a cash basis was $2,368, $1,928, $3,325 in 2007, 2006 and 2005, respectively. Income tax paid on a cash basis was $2,667, $602 and $1,017 in 2007, 2006 and 2005, respectively.

The Company had the following nonmonetary transactions.

Nonmonetary transactions in 2007 were: (1) the Company sold the common shares in Parentco (see Note 8) to an affiliate for a promissory note at the book value of $8,878 (which approximated fair value) and no gain or loss was recognized; (2) the affiliate settled the promissory note of $8,878 by delivering 295,490 common shares of the Company to the Company; (3) the affiliate settled a payable of $2,296 due to the Company by delivery of 76,431 common shares of the Company to the Company; and (4) the Company sold 9.9% interest in MFC Bank to an affiliate at the book value of $8,163 in exchange for 219,208 common shares of the Company and no gain or loss was recognized .

Nonmonetary transactions in 2006 were: (1) the Company exchanged its minority equity interest in and shareholder loans to a unlisted company amounting to $10,325 for two notes receivable due from the company and entitlements to proceeds from sales of certain equity securities in three public companies totalling $10,325 (the “Asset Exchange Transaction”) and no gain or loss was recognized; (2) the Company issued 144,546 common shares to extinguish debt due to a third party; (3) the distribution of common shares in Mass Financial to shareholders of the Company and the sale of MFC Bank (see Note 4); (4) the acquisition of 51% common shares in Cade Struktur Corporation (“Cade”) for a total consideration of $403 comprising $1 in cash and $402 in 26,210 common shares of the Company; (5) the acquisition of additional shares in a non-wholly-owned Canadian subsidiary by the issuance of 170,000 common shares of the Company and (6) the conversion of bonds into 292,602 common shares of the Company.

Nonmonetary transactions in 2005 were: (1) the disposition of a wholly owned subsidiary to a third party for $2,564, consisting of cash of $1,082 and a receivable of $1,482, and a loss of $618 was recognized; (2) the issuance of 8,908 Company’s shares valued at $110 to acquire an additional 0.5% equity interest in a 95% owned subsidiary; (3) the settlement with another third party whereby, among other things, the Company took over certain indebtedness owed to the third party by the Company and its subsidiaries, resulting in a gain of $2,493; and issued 108,578 Company’s shares valued at $1,000 in exchange for the third party’s 23% equity interest in the Company’s 62% owned subsidiary, and (4) the receipt of common shares in a publicly-traded company, valued at $106, by our banking subsidiary as deferred revenue.

G.	Reclassifications

Certain 2006 and 2005 amounts have been reclassified to conform to the 2007 presentation.

H.	Future Changes to Accounting Standards

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with IFRS over a transitional period to be completed by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to its fiscal years beginning on January 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board (“IASB”) are agreed upon, they will be adopted by AcSB and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.

As the IASB currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative remains in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the initiative, if any, on the Company.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial Instruments

AcSB issued CICA Handbook Section 3862, Financial Instruments — Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in CICA Handbook Section 3855, Financial Instrument — Recognition and Measurement, Section 3863, Financial Instruments — Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

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

Management does not believe that the Company’s financial statements will be materially affected by the new recommendations.

Capital Disclosures

AcSB issued CICA Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Management has reviewed the requirements of the new standards and re-designed its accounting process and system to gather the information for disclosure. Early adoption of this standard is encouraged and the Company elected to adopt it in December 2007.

Inventories

AcSB issued CICA Handbook Section 3031 to replace Section 3051 to prescribe the accounting treatment for inventories. Section 3031 provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Section 3031 applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Management has reviewed the requirements of the guidance and believed that the adoption of Section 3031 will not have any significant impact on the Company’s financial statements.

Going Concern

Section 1400, General Standards of Financial Statement Presentation, has been amended to require management to make an assessment of an entity’s ability to continue as a going concern. Financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Management has reviewed the requirements and concluded that they do not affect the Company’s financial statements.

Goodwill and Intangible Assets

AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

enterprises. This new standard applies to goodwill subsequent to initial recognition. Standards for the initial recognition, measurement and disclosure of goodwill acquired in a business combination are provided in CICA Handbook Section 1581, Business Combination. CICA Handbook Section 3064 applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management has reviewed the requirements and concluded that they will not have significant impact on the Company’s financial statements.

Note 2.	Capital Disclosure on the Company’s Objective, Policies and Processes for Managing Its Capital Structure

The Company’s objectives when managing capital are: (i) to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, (ii) to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk, and (iii) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

Consistently with others in the industry, the Company monitors capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of equity (other than amounts in accumulated other comprehensive income relating to cash flow hedges) and some forms of subordinated debt, if any. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders equity .

	2007	2006

Total debt	$13,920	$15,321
Less: cash and cash equivalents	(354,397)	(204,530)

Net debt (net cash and cash equivalents)	$(340,477)	$(189,209)
Total equity	$307,194	$273,288
Debt-to-adjusted capital ratio	Not applicable	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges nor were there any subordinated debt instruments as at December 31, 2007 and 2006. The debt-to-adjusted capital ratio in 2007 and 2006 were not applicable since the Company had a net cash and cash equivalents balance.

	2007	2006

Long-term debt	$13,920	$10,725
Shareholders’ equity	$307,194	$273,288
Long-term debt-to-equity ratio	0.05	0.04

During 2007, the Company’s strategy, which was unchanged from 2006, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. The Company had a net cash and cash equivalent balance after deduction of the total debt. The Company’s long-term debt-to-equity ratio was 0.05 and 0.04 as at December 31, 2007 and 2006, respectively. Such low ratios facilitate the Company to secure access to credit facilities at favourable financing terms for its core business activities. (See Note 10)

The Company is required to comply with certain financial covenants under a bank credit facility. The Company is in compliance with the financial covenants in 2007 and 2006. (See Notes 10 and 13)

Note 3.	Acquisitions of Subsidiaries

Year 2007

In May 2007, the Company increased its common share holding position in Sasamat Capital Corporation (“Sasamat”) from 58.7% to 100%. The Company paid a total consideration of $18,078 consisting of $13 in cash and $18,065 in 645,188 common shares of the Company for the acquisition of this 41.3% common share position in Sasamat through a plan of arrangement. Prior to completion of the acquisition, Sasamat had been a subsidiary of the

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company and had been consolidated into the Company’s consolidated financial statements since September 2005. Sasamat is a holding company whose major asset is its 32% equity position in KHDID.

In September 2007, the Company acquired 5.17% common shares in a 94.83% owned German subsidiary for $1,561 in cash from a limited partnership (in which the Company holds 94.5% interest and the Company is not the general partner thereof). The German subsidiary has been consolidated since March 2004. The Company did not recognize any goodwill or intangible assets on the acquisition. There was an excess of the fair value of acquired net assets over cost, which resulted in an extraordinary gain of $513, net of income taxes and minority interest.

In December 2007, the Company acquired a 75.06% controlling interest in HIT International Trading AG (“HIT”) for consideration of $6,104 in cash. HIT is a German company publicly traded on the CDAX stock exchange. At the acquisition date, HIT’s major business activity related to passive investment in marketable securities and its net assets comprised almost entirely cash and marketable securities. The acquisition is an indirect purchase of assets and not considered a business combination. No goodwill or intangible assets were recorded as a result of this acquisition. HIT was consolidated since its acquisition date. HIT has tax loss carry forwards of approximately $74,501. The future income tax asset related to these losses is reduced by valuation allowance and offset by a deferred credit for income taxes.

Year 2006

In October 2006, the Company increased its common share holding position in Cade Struktur Corporation (“Cade”) from 49% to 100%. The Company paid a total consideration of $403 comprising $1 in cash and $402 in 26,210 common shares of the Company for the acquisition of this 51% common shares position in Cade through a plan of arrangement. The acquisition is not considered a material acquisition. Cade is a Canadian corporation whose major asset is its investment in 0764509 B.C. Ltd. (“BC Ltd”). The Company has consolidated Cade since its acquisition in October 2006. No goodwill nor other intangible assets were recorded as a result of this acquisition. The Company and Cade merged in December 2006.

BC Ltd is a Canadian corporation is in the business of manufacturing and sale of vital sign monitoring systems. After the Company acquired the shares of Cade, the Company transferred certain royalty interests in a Canadian iron ore mine to BC Ltd. The Company currently owns 35% of the issued and outstanding common shares of BC Ltd, as well as 59,800 cumulative, retractable non-voting Series A Preferred Shares and one cumulative, retractable non-voting Series B preferred share. The Series A Preferred Shares of BC Ltd carry an annual floating rate dividend initially set at 18% of the face value of the Series A preferred shares, subject to adjustments, and are retractable by the holder at the initial issue price of Cdn$1,000 per share. The Series B Preferred Shares of BC Ltd carry an annual dividend of 6% and are retractable by the holder at the then current redemption price, which is initially set at Cdn$1.00 and will be increased by the amount of any award that becomes payable in connection with the legal proceedings as defined in the purchase and sale agreement. The Company has determined that BC Ltd, by design, is a variable interest entity and the Company is the primary beneficiary. Accordingly, the Company consolidates BC Ltd. BC Ltd did not have any net tangible assets on the acquisition date. At the acquisition date, BC Ltd had a tax loss carryforward of approximately Cdn$54,038. The future income tax asset related to these losses is offset by a deferred credit for income taxes.

During 2006, the Company purchased 590,082 common shares in a non-wholly-owned Canadian subsidiary by issuance of 170,000 common shares of the Company valued at $3,083, which increased the Company’s ownership in the subsidiary from 50.5% to 58.7%. Mass Financial arranged the purchase on behalf of the Company and earned a fee of $135, paid in 7,446 common shares of the Company out of the total 170,000 common shares issued.

Year 2005

In September 2005, the Company and Sasamat entered into an agreement to increase its equity interest in Sasamat in exchange for cash of $3,895, which resulted in the Company’s equity interest in Sasamat increasing from 39.2% to 50.5%. Prior to September 30, 2005, Sasamat was accounted for by equity method and the carrying amount of the Company’s investment in Sasamat was $10,003 (as at September 30, 2005, the date of acquisition. The major asset of Sasamat is approximately 34% equity interest in MFC Industrial which has been consolidated into the company’s financial statements since March 31, 2004. The Company’s effective beneficial interest in MFC Industrial increased from 76.5% to 79.7% as a result of this transaction. Because the additional shares were acquired at less than carrying value of the proportionate interest in underlying net assets of $12,436, no goodwill nor other

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intangible assets were recorded as a result of this acquisition, Sasamat has been consolidated since its acquisition date.

In August 2005, the Company paid $1,400 in cash for a 70% equity interest in a newly incorporated entity in China, Tianjian Humboldt Wedag Liyuan Machinery & Technology Ltd., which is an equipment manufacturer. At the time of acquisition, its only asset was cash. This acquisition was not considered as a material business combination and no goodwill nor other intangible were acquired. The Company acquired interest in this subsidiary with intention to expand its industrial and engineering business in China.

Note 4.	Discontinued Operations

Financial services operations

In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. In connection with the distribution, the Company ensured that the Company preserved its entitlement to Mass Financial’s exempt surplus earned in respect of the Company and that inter-corporate indebtedness between the Company and Mass Financial be eliminated in a tax-efficient basis. Pursuant to this resolution, the Company and Mass Financial entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement. At the time of the share exchange, the Company’s carrying amount of its investment in the Mass Financial group was $191,266 (Cdn$218,789) (including a currency translation adjustments loss of $22,662). The Company’s equity interest in Mass Financial was exchanged for preferred shares in Mass Financial and one of its subsidiaries with an exchange value of $168,604 (Cdn$192,866). The share exchange was accounted for as a related party transaction pursuant to CICA Handbook Section 3840, Related Party Transactions, Accordingly, the difference of $22,662 between the carrying amount of assets surrendered and the exchange value of the preferred shares received was charged to retained earnings. Upon the closing of the restructuring and share exchange agreements, Mass Financial held all the financial services business of the Company, except for MFC Bank and the Company’s interest in a resource property; and the Company held all Class B preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to shareholders of the Company on a pro rata basis by way of a dividend in kind of a nominal amount. Included in the assets of Mass Financial on the distribution date were 3,142,256 common shares of the Company with a carrying amount of $9,330. In February 2006, $56,823 (Cdn$65,000) of the Class B preferred shares in Mass Financial were redeemed and the payment was effected by setting off $56,823 (Cdn$65,000) owing to Mass Financial by the Company under the set-off agreement. Upon completion of all agreements, the Company owns Class B preferred shares in Mass Financial and preferred shares in one of its subsidiaries which have an aggregate carrying value of $109,727 (Cdn$127,866).

The Class B preferred shares of Mass Financial, which are issued in series, are non-voting and pay an annual dividend of 4.4367% on December 31 of each year, commencing December 31, 2007. Mass Financial may, at its option and at any time, redeem all or any number of the outstanding Class B preferred shares. Beginning December 31, 2011 and each year thereafter, the holder of Class B preferred shares is entitled to cause Mass Financial to redeem up to that number of Class B preferred shares which have an aggregate redemption amount equal to but not exceeding 6 2/3% of the redemption amount of the Class B preferred shares then outstanding. In the event of liquidation, dissolution or winding up of Mass Financial, the holder of the Class B preferred shares is entitled to receive in preference and priority over the common shares and Class A common shares of Mass Financial, an amount equal to the Class B redemption amount plus any declared and unpaid dividends thereon. No class of shares may be created or issued ranking as to capital or dividend prior to or on parity with the Class B preferred shares without the prior approval of holder of the Class B preferred shares. Mass Financial preferred shares are classified as a financial liability instrument by Mass Financial under CICA Handbook Section 3861, as the preferred shares are retractable by the holder.

The Company’s investment in the preferred shares of Mass Financial and one of its subsidiaries is classified as available-for-sale securities.

Pursuant to the loan agreement and pledge agreement, the Company had an inter-corporate indebtedness due to Mass Financial of $31,751 (Cdn$37,000) as at December 31, 2006, as evidenced by a promissory note. The promissory note bears interest at 4.4367% per annum, with the first annual interest payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, the Company will repay a principal

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of Cdn$2,467 each year, over a 15-year period. Under the pledge agreement, the Company deposits in pledge with Mass Financial the collateral (the Company’s investment in Class B preferred shares in Mass Financial) to be held for the benefit of Mass Financial as continuing security for the due payment of the promissory note.

Under the letter agreement, the Company and Mass Financial agreed that at any time the Company repays to Mass Financial any portion of the principal amount of the promissory note, Mass Financial shall redeem not less than Cdn$3.34784 Class B preferred shares for every Cdn$1 promissory note repaid. The two parties also agreed that at any time Mass Financial redeems or retracts its Class B preferred shares, the Company shall repay to Mass Financial Cdn$0.2987 of the promissory note for every Cdn$1 Class B preferred shares redeemed. Since the Company meets the criteria outlined in CICA Handbook Section 3861, the Company’s investment in Mass Financial preferred shares are offset and reduced by the promissory note owing to Mass Financial and the net amount is reported in the Company’s consolidated balance sheet. As a result of the offset, the Company had a net financial asset of Cdn$90,866 in the Mass Financial group at both December 31, 2007 and 2006. However, as a result of adjustments from the application of U.S. dollar reporting as a result of fluctuation of exchange rate between Canadian and U.S. dollars, the Company reported $91,960 and $77,976 as its net investment in the preferred shares of the Mass Financial group in its consolidated balance sheet as at December 31, 2007 and 2006, respectively.

Following the distribution of Class A common shares in Mass Financial to the shareholders of the Company, Mass Financial has agreed to provide certain management services to the Company. Firstly, Mass Financial agreed to provide management services in connection with the investment in MFC Bank in consideration for the Company paying Mass Financial 15% of the after tax profits of MFC Bank and a right of first refusal. The right of first refusal granted Mass Financial an option whereby Mass Financial had the right to: (i) purchase MFC Bank on the same terms as any bona fide offer from a third-party purchaser acceptable to the Company; or to (ii) assist in the sale, if ever, of MFC Bank for an additional service fee of 5% of the purchase price. This agreement was terminated in November 2006 when the Company sold its equity position in MFC Bank to the Mass Financial group. KHD did not pay any fees to Mass Financial under this management services agreement.

Secondly, Mass Financial agreed to provide management services to the Company in connection with the review, supervision and monitoring of the royalty earned by the Company in connection with the Company’s interest in resource property. The Company agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that the Company receives in connection with the royalty in consideration for the management services.

The services agreement provides that the agreement may be terminated at any time if agreed to in writing by both parties. The Company also has the right to terminate the services agreement at any time upon at least six months prior notice after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.

Pursuant to the terms of the restructuring agreement, the Company and Mass Financial agreed that all current and outstanding guarantees issued by the respective parties would continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was one outstanding guarantee of $1,056 which had been issued by the Company on behalf of a 27.8% equity method investee of Mass Financial and this guarantee expired in March 2007. As at December 31, 2007, there were no guarantees which were issued by the Company on behalf of Mass Financial.

In November 2006, the Company completed the sale of its entire equity interest in MFC Bank to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the Company’s carrying value of its investment in MFC Bank as of September 30, 2006 of $68,245 (Cdn$77,902) and comprised cash of Cdn$38,792 (Cdn$31,081 paid in November 2006 and Cdn$7,711 to be paid on or before the Payment Date (which was defined as the day which was earlier of 30 calendar days after (i) the date on which a triggering event (as defined) occurred and (ii) March 31, 2007)), a short-term promissory note of Cdn$8,000 due November 2007 bearing interest at 5% per annum and 1,580,000 common shares of the Company valued at an initial share value of Cdn$31,110. The initial valuation of 1,580,000 common shares of the Company was subject to an adjustment which equalled to the positive balance, if any, between the initial share value and the market price on the Payment Date. At the time of the sale, the Company’s carrying amount of its investment in MFC Bank was $67,726 (Cdn$77,309). The sale was accounted for as a related party transaction pursuant to CICA Handbook Section 3840. Accordingly, the difference of $519 between the carrying amount of assets surrendered and the exchange value of the assets

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

received and related income taxes of $1,681 were charged to retained earnings. The wholly-owned subsidiary of Mass Financial had a put option to sell 9.9% of the common shares in MFC Bank to the Company on the Payment Date.

The Company and Mass Financial agreed that April 30, 2007 was the Payment Date and the market price was $23.815 per share on the Payment Date. Accordingly, an adjustment of $10,073 (Cdn$10,892) was recorded as an adjustment to the price of the treasury shares acquired as part of this transaction. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares of MFC Bank to the Company for Cdn$8,010 on the Payment Date.

In October 2007, the Company sold the 9.9% equity interest in MFC Bank to SWA Reit at its book value of $8,163 (Cdn$8,010) in exchange for 219,208 common shares of the Company and no gain or loss was recognized.

At the time of the sale of MFC Bank in November 2006, MFC Bank held approximately 20% equity interest in a non-wholly-owned German subsidiary of the Company. It was the intention of both parties that the economic interest in the German subsidiary held by MFC Bank be retained by the Company. To achieve this objective, the Company subscribed for shares in a subsidiary of Mass Financial that track the benefits from this 20% equity position in the German subsidiary. These shares entitle the Company to retain its commercial and economic interest in and benefits from this 20% equity position in the German subsidiary, net of related costs and taxes (the “Tracking Stock Participation”). The total consideration for the tracking stock subscription was $9,357 (which was the carrying value to the Company), of which $8,492 was paid in November and $865 was unpaid as of December 31, 2006 (but paid in February 2007). Under the tracking stock agreement, the Company is the beneficiary, the stock tracking company is the debtor and Mass Financial is the guarantor. Furthermore, MFC Bank granted to the Company the right to acquire common shares in the German subsidiary at fair market value and a right of first refusal in case of a potential sale or other disposal of common shares in the German subsidiary by MFC Bank. The price payable by the Company will be offset against the Tracking Stock Participation and therefore will be commercially netted to $nil, except for related costs and taxes, if any. In 2007, MFC Bank distributed its entire shareholding of the German subsidiary of the Company to the wholly-owned subsidiary of Mass Financial (the immediate parent company of MFC Bank) by way of dividend-in-kind. The Tracking Stock Participation remains in force.

As at December 31, 2007 and 2006, the Company owned all Series 2 Class B preferred shares of Mass Financial. In October 2006, the Company received 35,000 Class A common shares in Mass Financial in the Asset Exchange Transaction, of which 16,618 Class A common shares were sold in 2006 with remaining 18,382 Class A common shares sold in January 2007. The Company did not hold any common shares nor Class A common shares in Mass Financial as of December 31, 2007. As of December 31, 2007, December 2006 and January 31, 2006, there is one common director and one common officer between the Company and Mass Financial. The Company and Mass Financial are considered as related parties. Management of the Company is of opinion that Mass Financial does not control the Company.

Real estate and other interests

The Company entered into an arrangement Agreement in March 2007, as amended on June 29, 2007, with SWA Reit, a corporation governed by the laws of Barbados. The agreement provided for the Company to complete an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, whereby, among other things, the Company would transfer certain non-core real estate interests and other assets indirectly held by it to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by it, pro rata, to the Company’s shareholders by way of a reduction of the paid up capital with respect to the Company’s common shares. The Arrangement was approved by the Company’s shareholders at its annual and special shareholders’ meeting held on August 6, 2007. The assets transferred to SWA Reit are not complimentary to the Company’s industrial plant engineering and equipment supply business and the distribution of Austrian depositary certificates did not significantly change the economic interests of the Company’s shareholders in the assets of the Company.

The record date of the distribution of SWA Reit was September 25, 2007 and since then, the Company has not held any real estate interests. On distribution date, the fair value of the net assets of SWA Reit amounted to $56,251 (Cdn$56,200), which also equalled their book value. For the financial statement presentation, the distribution was accounted for by way of a reduction of retained earnings as a stock dividend.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For reporting purposes, the results of operations of Mass Financial, MFC Bank and SWA Reit have been presented as discontinued operations. For 2007, 2006 and 2005, the revenues of $nil, $35,569 and $455,968, respectively; and the pre-tax profit (loss) of $(1,003), $(3,320) and $6,848, respectively, were reported in discontinued operations.

Note 5.	Securities

Short-term securities

	2007	2006

Trading securities:
Common shares, at fair value	$15,460	$4,111
Available-for-sale security:
Investment in a private company, at cost	50	—

	$15,510	$4,111

Investments in the publicly-listed common shares securities comprised 13 companies (two companies represented 72% of total investment amount) and six companies as at December 31, 2007 and 2006, respectively. The change in the fair value of the trading securities was a loss of $1,559 for 2007, which was included in the result of operations. The carrying value of the marketable securities as of December 31, 2006 was written down to their quoted market value.

Long-term securities

As at December 31, 2007, the Company did not have any long-term securities. As at December 31, 2006, the Company invested $64 in common shares of an affiliate company, which was classified as available for sale. In 2007, the Company sold the common shares of the affiliate company to another affiliate at its fair value and no gain or loss was recognised on the sale.

Note 6.	Other Receivables

	2007	2006

Investment income	$644	$—
Sale of MFC Bank (See Note 4)	—	13,482
Government taxes	3,687	4,177
Due from affiliates	693	4,327
Income from interest in resource property	4,748	4,413
Income on the preferred shares of former subsidiaries	4,080	—
Derivative assets	388	—
Sale of an investment	—	1,684
Other	4,345	5,268

	$18,585	$33,351

Except for the receivable from Mass Financial in connection with the sale of MFC Bank, the receivables generally arise in the normal course of business and are expected to be collected within one year from the year end.

Note 7.	Contract Deposits, Prepaid and Other

	2007	2006

Prepayments and deposits for inventories on construction contracts	$33,289	$23,550
Prepaids, deposits and other	486	519

	$33,775	$24,069

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.	Long-Term Receivables

	2007	2006

Payment-in-kind notes	$—	$8,878

In 2006, in the Asset Exchange Transaction (see Supplemental Disclosure with Respect to Consolidated Statements of Cash Flows in Note 1F), the Company surrendered loans (which had an aggregate balance of $5,850 as of December 31, 2005 and were included in total assets of $10,325 surrendered) due from a third party corporation and received two payment-in-kind notes (which had an aggregate value of $8,594 as of the date of the exchange and $8,878 as of December 31, 2006 (difference arising from fluctuation in exchange rates) and were included in the total assets of $10,325 received) from the same third party corporation. Both notes bore interest at 6-month Euribor (which was 3.853% as at December 31, 2006). One note of $7,340 was to be due in January 2008 while the other note of $1,538 due in January 2009. The notes were convertible into the common shares of the parent company of the corporation (“Parentco”, which is a U.S. publicly-listed company) at the option of either Parentco or the Company at the average closing price or fair market value of Parentco. The notes are classified as long-term receivables as of December 31, 2006. During 2007, the notes were converted into the common shares of Parentco at the option of Parentco.

Note 9.	Property, Plant and Equipment

	2007			2006
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Book Value	Cost	Depreciation	Book Value

Buildings	$1,435	$800	$635	$2,177	$1,141	$1,036
Manufacturing plant and equipment	10,111	8,003	2,108	6,331	4,537	1,794
Office equipment	278	64	214	134	28	106

	$11,824	$8,867	$2,957	$8,642	$5,706	$2,936

In 2007 and 2006, the manufacturing plant and equipment and office equipment disposed as a result of dispositions of subsidiaries aggregated $41 and $584, respectively, at the time of the dispositions.

Note 10.	Contracts in Progress

Information on contracts in progress at December 31, 2007 and 2006, is as follows:

	2007	2006

Costs incurred to date on uncompleted contracts	$390,272	$232,913
Estimated earnings recognized to date on these contracts	93,007	43,772

	483,279	276,685
Less: loss contracts	(3,529)	—
Less: billings to date	(548,541)	(296,285)

	(68,791)	(19,600)
Currency translation adjustments	(2,380)	6,990

	$(71,171)	$(12,610)

This amount is included in the consolidated balance sheet as follows:
Costs and estimated earnings in excess of billings on uncompleted contracts (included in inventories — work-in-process)	$113,659	$79,908
Progress billings above costs and estimated earnings on uncompleted contracts	(184,830)	(92,518)

	$(71,171)	$(12,610)

As at December 31, 2007, KHD has credit facilities of up to a maximum of $340,778 with banks which issue bonds for the Company’s industrial plant engineering and equipment supply contracts. As of December 31, 2007,

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$187,145 of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities. As at December 31, 2007, cash of $24,116 has been collateralized against these credit facilities. The banks charges 0.7% to 0.8% for issuing bonds. The Company is in compliance with covenants as stipulated in the credit facilities.

Note 11.	Accounts Payable and Accrued Expenses

	2007	2006

Accounts payable	$131,268	$112,174
Value-added and other taxes	2,710	2,926
Affiliates	2,171	3,755
Compensation	8,451	5,831
Interest	44	30
Subscription of a trading stock	—	865
Derivative liabilities	543	—
Other	2,682	4,087

	$147,869	$129,668

Note 12.	Provision for Warranty Costs

Warranty activity consisted of:

	2007	2006

Balance at beginning of year	$29,115	$24,435
Costs incurred	(3,371)	(11,979)
Warranty reserves established on completed contracts	19,913	15,022
Reversal of reserves at end of warranty period	(6,292)	(1,252)
Currency translation adjustments	3,937	2,889

Balance, at end of year	$43,302	$29,115

Included in the consolidated balance sheet as follows:
Current portion	$31,503	$21,868
Long-term portion	11,799	7,247

	$43,302	$29,115

Note 13.	Long-term Debt

	2007	2006

Note payable to a bank, €8,127 at both December 31, 2007 and 2006, interest at 2.45% due quarterly and entire principal balance due February 2011. The Company is in compliance with financial covenants stipulated by the bank	$11,868	$15,321
Note payable to a bank, €1,405 at December 31, 2007, interest at 6.0% due monthly and entire principal balance due December 2009	2,052	—

	13,920	15,321
Less current portion	—	4,596

	$13,920	$10,725

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007, the principal maturities of debt are as follows:

Maturity	Amount

2008	$—
2009	2,052
2010	—
2011	11,868
2012	—

$13,920

Interest expense on long-term debt was $308, $552 and $409 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 14.	Income Taxes

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

	2007	2006	2005

Income before income taxes and minority interests from continuing operations	$65,805	$51,124	$29,601

Computed provision for income taxes at statutory rates	$(21,136)	$(16,421)	$(9,508)
(Increase) decrease in taxes resulting from:
Statutory tax rate differences	(1,082)	(4,374)	(1,491)
Non-taxable income	1,862	1,537	1,382
Stock-based compensation	(1,465)	(673)	—
Resource property revenue taxes	(4,161)	(644)	—
Permanent differences	(1,610)	2,979	(1,541)
Change in valuation allowance	12,754	9,139	10,886
Reduction in future tax rate	(3,955)	—	—
Amortization of deferred credit, future income tax assets	6,062	—	—
Other, net	292	(1,845)	(1,419)

Provision for income taxes	$(12,439)	$(10,302)	$(1,691)

Consisting of:
Resource property revenue taxes	$(4,161)	$(644)	$—
Other income taxes	(8,278)	(9,658)	(1,691)

	$(12,439)	$(10,302)	$(1,691)

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effect of temporary differences and tax loss carryforwards that give rise to significant components of future tax assets and liabilities are as follows:

	2007	2006

Non-capital tax loss carryforwards	$65,692	$55,748
Uncompleted contracts	(17,700)	(15,195)
Other	1,038	2,342

	49,030	42,895
Valuation allowance	(26,140)	(23,588)

	$22,890	$19,307

Future income tax assets are included in the consolidated balance sheet as follows:
Current	$825	$763
Non-current	24,658	27,724

	25,483	28,487
Future income tax liabilities are included in the consolidated balance sheet as follows:
Non-current	(2,593)	(9,180)

Net future income tax assets	$22,890	$19,307

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

At December 31, 2007, the Company had estimated accumulated non-capital losses which expire in the following countries as follows:

Country	Amount	Expiration dates

Germany	$158,880	Indefinite
Canada	56,362	2008-2037
Switzerland	1,838	2009
China	1,598	2010-2011
U.S.	792	2016

The Company has recognized a deferred credit in the amount of $15,712 and $15,539 as at December 31, 2007 and 2006, respectively, representing the excess of the amounts assigned to the acquired assets over the consideration paid (and after the pro rata allocation to reduce the values assigned to any non-monetary assets acquired). The deferred credit will be amortized to income tax expense in proportion to the net reduction in the future income tax asset that gives rise to the deferred credit.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.	Earnings Per Share

Earnings per share data for years ended December 31 from operations is summarized as follows:

	2007	2006	2005

Basic earnings from continuing operations available to common shareholders	$50,980	$34,152	$22,864
Effect of dilutive securities:
Interest on convertible bonds	—	54	150

Diluted earnings from operations	$50,980	$34,206	$23,014

	Number of Shares
	2007	2006	2005

Basic earnings per share, weighted average number of common shares outstanding	29,895,468	30,162,412	27,218,696
Effect of dilutive securities:
Convertible bonds	—	131,478	290,690
Options	506,662	121,562	—

Weighted average number of common shares outstanding — diluted	30,402,130	30,415,452	27,509,386

Note 16.	Stock Option Plan

The Company has a stock option plan which enables certain employees and directors to acquire common shares and the options may be granted under the plan exercisable over a period not exceeding ten years. The Company is authorized to issue up to 5,524,000 shares under this plan, of which 3,467,218 had been granted and exercised. As at December 31, 2007, options to purchase 1,508,888 shares have been granted and outstanding and 547,894 shares are available for granting in future periods.

Following is a summary of the status of the plan:

		Weighted Average
	Number	Exercise Price
	of Shares	Per Share

Outstanding at December 31, 2004 and 2005	—	$—
Granted	1,173,336	13.17

Outstanding at December 31, 2006	1,173,336	13.17
Granted	1,029,994	24.80
Exercised	(672,218)	13.06
Forfeited	(22,224)	13.06

Outstanding at December 31, 2007	1,508,888	$21.13

No stock options were forfeited in 2006 and no stock options expired in either of 2007 or 2006.

On May 17, 2006, the Company granted to certain employees stock options to purchase up to 1,126,670 common shares in the Company at $13.06 per share, on or before May 17, 2016, with vesting periods from one to three years. At the date of stock option granting, the market value of the Company’s common stock was $12.90 per share. The fair value of the stock-based compensation is determined by using Black-Scholes model, with the following assumptions: a weighted average expected life of 2.3 years, expected volatility of 39.5%, risk-free interest rates of 4.11% to 4.15% and expected dividend yield of 0%. The weighted average grant-date fair value of stock options granted was $3.435 per share. The Company, at its sole and absolute discretion, granted additional 316,666 stock options in 2007 and may grant additional stock options up to an aggregate 316,662 stock options in 2008 to certain employees with the same vesting periods.

On December 14, 2006, the Company finalised the terms of a stock option agreement and granted to a new employee stock options to purchase up to 46,666 common shares in the Company at $15.90 per share, on or before

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 14, 2016, with one third vested immediately and the remaining two thirds to be vested over the remaining two years. The exercise price was determined and approved by the Company’s compensation committee on September 6, 2006 when the market price of the Company’s common stock was $15.675 per share. The market price was $20.745 on December 14, 2006. The fair value of the stock-based compensation is determined by using Black-Scholes model, with the following assumptions: a weighted average expected life of 2 years, expected volatility of 36.7%, risk-free interest rates of 4.63% to 4.97% and expected dividend yield of 0%. The weighted average grant-date fair value of stock options granted was $7.47 per share. The Company, at its sole and absolute discretion, granted additional 46,666 stock options in 2007 and may grant additional stock options up to an aggregate 46,668 stock options in 2008 to the employee with the same vesting periods.

On April 11, 2007, the Company granted to a corporation stock options to purchase up to 500,000 common shares in the Company at $21.09 per share, on or before April 11, 2017, with one third vested immediately and one third each to be vested on the first and second anniversary dates. On the date the stock options were granted, the market value of the Company’s common stock was $21.09 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 29.74%, risk-free interest rates of 4.11% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $5.225 per share. The Company’s Chief Executive Officer has an ownership interest in such corporation. (See Note 21)

On May 17, 2007, pursuant to the stock option agreements dated May 17, 2006, the Company granted to certain employees additional stock options to purchase up to 316,666 common shares in the Company at $26.85 per share, on or before May 17, 2017, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $26.85 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 28.95%, risk-free interest rates of 4.23% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $6.67 per share.

On June 28, 2007, the Company granted to two employees stock options to purchase up to 66,664 common shares in the Company at $29.25 per share, on or before June 28, 2017, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $29.25 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 31.94%, risk-free interest rates of 4.64% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $7.945 per share. The Company, at its sole and absolute discretion, may grant additional stock options up to an aggregate of 66,664 stock options to these two employees in 2008 with the same vesting periods.

On December 4, 2007, the Company granted to three employees stock options to purchase up to 99,998 common shares in the Company at $31.28 per share, on or before December 4, 2017, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $31.28 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 48.67%, risk-free interest rates of 3.87% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $11.32 per share. The Company, at its sole and absolute discretion, may grant additional stock options up to an aggregate of 99,998 stock options to these three employees in 2008 with the same vesting periods.

On December 14, 2007, pursuant to the stock option agreement dated December 14, 2006, the Company granted to an employee additional stock options to purchase up to 46,666 common shares in the Company at $30.31 per share on or before December 14, 2017, with one third vested immediately and the remaining two thirds to be vested over the remaining two years. On the date the stock options were granted, the market value of the Company’s common stock was $30.31 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 2.0 years, expected volatility of 49.02%, risk-free interest rates of 3.81% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $8.84 per share.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted-Average
		Remaining	Weighted-Average		Weighted-Average
	Number	Contractual Life	Exercise Price	Number	Exercise Price
Exercise Prices	Outstanding	(In Years)	per Share	Exercisable	per Share

$13.06	447,782	8.63	$13.06	225,550	13.06
$15.90	31,112	8.96	$15.90	—	—
$21.09	500,000	9.75	$21.09	166,666	21.09
$26.85	316,666	9.63	$26.85	—	—
$29.25	66,664	9.50	$29.25	—	—
$30.31	46,666	9.96	$30.31	15,555	30.31
$31.28	99,998	9.91	$31.28	—	—

	1,508,888	9.38	$21.13	407,771	$17.00

Note 17.	Commitments and Contingencies

Leases

Future minimum commitments under long-term non-cancellable leases are as follows:

Year	Amount

2008	$3,341
2009	1,313
2010	1,298
2011	1,298
2012	1,298
Thereafter	4

$8,552

Rent expense was $1,199, $8,219 and $2,625 for the years ended December 31, 2007, 2006 and 2005, respectively.

Litigation

The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2007.

Guarantees

In the normal course of business, the Company enters into agreements which meet the definition of a guarantee pursuant to AcG 14, Disclosure of Guarantees. The Company did not have guarantees outstanding as of December 31, 2007.

Note 18.	Employee Future Benefits

The Company maintains defined benefit plans that provide pension benefits for the employees of certain KHD companies in Europe who were hired prior to 1997, as a result of the Company’s acquisition of KHD in March 2004. Employees of KHD hired after 1996 are generally not eligible for such benefits. The employees are not required to make contributions to the plan.

The defined benefit plan is unfunded and, therefore, does not have any plan assets. Also, the plan has no unamortized prior service costs or gains or losses.

The table below shows the net pension expense and the change in benefit obligations of the plan.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007	2006

Accrued benefit obligation, beginning of year	$30,223	$27,073
Current service cost	711	112
Interest cost	1,419	1,313
Deferred compensation	70	265

Net pension cost	2,200	1,690
Cash benefit payments	(2,444)	(1,638)
Currency translation adjustments	3,207	3,098

Accrued benefit obligation, end of year	$33,186	$30,223

An actuarial report is completed yearly as at December 31. Significant actuarial assumptions for the accrued benefit obligation (which approximates the projected benefit obligation) and the benefit cost as at December 31, and for the year then ended are as follows:

	2007	2006

Weighted average discount rate	5.3%	4.8%
Rate of increase in future compensation	0.0%	0.0%

As of December 31, 2007 and 2006, the actuarial report showed a projected benefit obligation of $33,953 and $32,406, respectively, and an excess of $767 and $2,181, respectively, has not yet been recognized as a component of net periodic benefit cost.

Under the German laws, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors.

The benefits expected to be paid are as follows:

Year	Amount

2008	$2,205
2009	2,093
2010	1,987
2011	1,764
2012	1,675
Thereafter	23,462

$33,186

Note 19.	Business Segment Information

Effective from January 31, 2006, the Company operates in two reportable business segments: industrial plant engineering and equipment supply, and resource property. The business of industrial plant engineering and equipment supply segment consists of supplying technologies, equipment and engineering services for cement, coal and minerals processing, as well as designing and building plants that produce clinker, cement, clean coal and minerals. The resource property segment consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated that commenced in 1956 and expires in 2055. The segments are managed separately because each business requires different production and marketing strategies. Intersegment transactions are accounted for under normal business terms.

The dispositions of SWA Reit in 2007 and Mass Financial and MFC Bank in 2006 resulted in reclassification of prior years’ financial information including business segment information (See Note 4).

The results of operations for corporate and other primarily represent the corporate income less expenses. The corporate and other assets include the entity’s gross assets unrelated to its reportable segments.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2007
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$580,391	$—	$—	$580,391
Income from interest in resource property	—	18,132	—	18,132
Interest expense
External	2,094	—	574	2,668
Internal	269	—	498	767
Income (loss) from continuing operations before income taxes and minority interests	61,277	16,635	(12,107)	65,805

	Year ended December 31, 2006
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$404,324	$—	$—	$404,324
Income from interest in resource property	—	6,660	—	6,660
Interest expense
External	1,961	—	277	2,238
Internal	387	—	284	671
Income (loss) from continuing operations before income taxes and minority interests	48,367	6,377	(3,620)	51,124

	Year ended December 31, 2005
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$316,978	$—	$—	$316,978
Income from interest in resource property	—	4,303	—	4,303
Interest expense
External	3,095	—	156	3,251
Internal	—	—	223	223
Income from continuing operations before income taxes and minority interests	24,721	4,268	612	29,601

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

	2007	2006	2005

Cement	$518,573	$340,704	$283,724
Coal and minerals	61,818	63,620	33,254

	$580,391	$404,324	$316,978

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As at December 31, 2007
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	Property	and other	Total

Segment assets	$615,238	$37,612	$158,750	$811,600
Less: intercorporate investment				(22,289)

Consolidated total assets				$789,311

Equity method investments	654	—	—	654
Cash expenditures for capital assets	3,471	—	—	3,471

	As at December 31, 2006
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	Property	and other	Total

Segment assets	$384,799	$31,712	$178,046	$594,557
Add: assets of discontinued operations				58,845
Less: intercorporate investment				(11,482)

Consolidated total assets				$641,920

Equity method investments	500	—	—	500
Cash expenditures for capital assets	2,507	—	25	2,532

The following table presents revenues from the industrial plant engineering and equipment supply segment by geographic areas based upon the project location:

	2007	2006	2005

Africa	$21,393	$10,488	$8,475
Americas	118,417	75,723	22,805
Asia	196,348	106,336	66,573
Russia & Eastern Europe	83,592	41,548	42,187
Europe	35,502	29,764	30,889
Middle East	123,283	135,759	134,180
Australia	1,856	4,706	11,869

	$580,391	$404,324	$316,978

There were no revenue concentrations in 2007, 2006, or 2005 in the industrial plant engineering and equipment supply segment.

Income from interest in resource property is earned from an unincorporated joint venture operating in Canada.

The following table presents long-lived assets, which include property, plant and equipment and interest in resource property, by geographic area based upon the location of the assets.

	2007	2006

Africa	$66	$79
Americas	33,481	29,565
Asia	837	1,947
Europe	1,288	204
Australia	150	178

	$35,822	$31,973

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 20.	Financial Instruments

The fair value of financial instruments at December 31 is summarized as follows:

	2007		2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets
Held for trading:
Cash and cash equivalents (including restricted cash)	$378,513	$378,513	$220,710	$220,710
Short-term securities	15,460	15,460	4,111	4,111
Derivative assets	388	388	—	—
Loans and receivables:
Current receivables*	76,584	76,584	96,331	96,331
Non-current receivables	—	—	8,878	8,878
Available-for-sale instruments that do no have a quoted market price in an active market:
Short-term securities, unlisted	50	50	—	—
Long-term securities, unlisted	—	—	64	64
Investment in preferred shares of former subsidiaries	91,960	91,960	77,976	77,976
Financial Liabilities
Other financial liabilities:
Accounts payable and accrued expenses*	144,616	144,616	137,001	137,001
Debt	13,920	13,088	15,321	15,321
Other long-term liabilities	4,931	4,931	625	625
Held for trading:
Derivative liabilities	543	543	—	—

*	not including derivative financial instruments

The fair value of cash and cash equivalents (including restricted cash) is based on reported market value. The fair value of short-term trading securities is based on quoted market prices. The unlisted securities are based on their estimated net realizable values. The fair values of short-term receivables and accounts payable and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their carrying value. The fair values of non-current receivables, long-term debt and other long-term liabilities were determined using discounted cash flows at prevailing market rates of interest for a similar instrument with a similar credit rating. The fair values of the foreign currency derivative financial instruments are based on the valuation by the counterparties and reviewed and confirmed by management of the Company by their own valuation process. The fair value of investment in preferred shares of two former subsidiaries was determined by the Company’s valuation process.

Generally, management of the Company believes that the current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Company uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. The Company has risk managers and internal auditors to perform audit and checking functions to ensure that company procedures and policies are complied with.

Many of the Company’s strategies, including the use of derivative instruments and the types of derivative instruments selected by the Company, are based on historical trading patterns and correlations and the Company’s management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect the Company’s risk management strategies during this time, and unanticipated developments could impact the Company’s risk management strategies in the future. If any of the variety of instruments and strategies the Company utilizes are not effective, the Company may incur losses.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The nature of the risk that the Company’s financial instruments are subject to is set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price

Cash and cash equivalents (including restricted cash)	X		X	X
Short-term securities			X		X
Derivative assets and liabilities	X	X	X
Investment in preferred shares of former subsidiaries			X		X
Current receivables	X		X
Accounts payable and accrued expenses		X	X
Long-term debt			X	X
Other long-term liabilities

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to interest rate risk, because of their short-term nature. The Company’s long-term debt is not exposed to interest rate cash flow risk as the interest rate has been fixed, though they are exposed to interest rate price risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents (including restricted cash) and derivative and other receivables. The Company has deposited the cash and cash equivalents (including restricted cash) with reputable financial institutions, from which management believes the risk of loss to be remote. The Company has receivables from various entities including customers, governmental agencies and affiliates and they are not concentrated in any specific geographic area. Management does not believe that any single customer or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Company’s large and diversified customer base. Credit risk from trade accounts receivable is remote since the customers generally have high credit quality and/or provide performance guarantees, advance payments, letters of credit and other credit enhancements. The performance guarantees, advance payments and letters of credit are generally issued by the bankers of the customers. The credit ratings are performed by the Company internally.

The average credit period for trades receivable is 30 days. As at December 31, 2007, the past due trades receivable accounts aggregated $6,804 and an allowance for credit losses of $1,361 was provided for.

The Company holds an investment in the preferred shares of Mass Financial and one of its subsidiaries. There is one common director between the Company and Mass Financial. The Company has reviewed the financial statements of the Mass Financial group and concluded that the Mass Financial group does not represent a significant credit risk to the Company.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The maximum credit risk exposure as at December 31, 2007 is as follows:

Amounts recognized on the consolidated balance sheet
Cash and cash equivalents (including restricted cash)	$378,513
Derivative assets	388
Investment in preferred shares of former subsidiaries	91,960
Current receivables	76,584

547,445
Amount of investment in preferred shares of former subsidiaries offset by indebtedness due to the former subsidiary (See Note 4)	37,446
Guarantee (See Note 17)	—

Maximum credit risk exposure	$584,891

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Company operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros. Furthermore, the Company has significant financial assets and steady cash flows denominated in Canadian dollars. In order to reduce the Company’s exposure to foreign currency risk on material contracts denominated in foreign currencies (other than the functional currencies of the subsidiaries), the Company may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2007 and 2006, the Company had derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of $40,697 and $18,792, respectively, and a net fair value loss of $155 and $nil, respectively. The Company does not adopt hedge accounting because these derivative financial instruments do not meet the conditions of hedge accounting.

Other price risk

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market. The Company’s other price risk includes only equity price risk whereby the Company’s investments in trading and available-for-sale securities (including the preferred shares of former subsidiaries) are subject to market price fluctuation. The Company did not hold any asset-backed securities.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company is not subject to material liquidity risk because of it strong cash position and relatively insignificant amount of debt.

Generally, trades payables are due within 90 days and other payables and accrued expenses are due within one year. Please also refer to Note 13 for debt maturity schedule.

As of December 31, 2007, the Company had $227,602 purchase obligations with respect to the normal course of its cement, coal and minerals business. The Company expects to settle these amounts with cash on hand and cash to be generated from its operating activities.

Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Company is not exposed to material cash flow risk as the Company does not have significant long-term financial assets and financial liabilities which are floating rate debt instruments.

Concentration risk

Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of the aggregate financial assets (or liabilities) in the Company’s consolidated balance sheet. The

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company identified that its investment in the preferred shares of Mass Financial and one of its subsidiaries (which had a net carrying value of $91,960) represented a material concentration risk as at December 31, 2007. There is one common director between the Company and Mass Financial. The Company has reviewed the financial statements of the Mass Financial group and concluded that the Mass Financial group does not represent a significant credit risk to the Company.

The Company regularly maintains cash balances in financial institutions in excess of insured limits. The Company has deposited the cash and cash equivalents (including restricted cash) with reputable financial institutions, and management believes the risk of loss to be remote.

In addition to information disclosed elsewhere in these financial statements, the Company had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in the result of operations in 2007 as follows:

	2007

Change in the fair value of financial assets required to be classified as held for trading	$(1,714)
Total interest income on financial assets not classified as held for trading	12,146	*
Total interest expense on financial liabilities not classified as held for trading	2,667
Total dividend income on financial assets classified as held for trading	302
Total dividend income on financial assets classified as available-for-sale	238

*	including income of $3,751 on the preferred shares in a former subsidiary

Note 21.	Related Party Transactions

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

Continuing operations

During 2007, 2006 and 2005, the Company earned dividends of $nil, $3,727 and $4,303, respectively, on preferred shares of stock in an affiliate. In addition, the Company earned dividends of $238, $173 and $nil on common shares of another affiliate and paid royalty expense of $1,025, $164 and $nil to the same affiliate in 2007, 2006 and 2005, respectively. These amounts are included in income from interest in resource property.

The Company recognized net investment income of $3,751, $nil and $nil on its investment in the preferred shares in a former subsidiary in 2007, 2006 and 2005, respectively, and the net investment income is included in interest income on financial assets not classified as held for trading.

In the normal course of business, during 2007, 2006 and 2005, the Company recognized fee income from affiliates amounting to $nil, $1,527 and $297, respectively, and paid fee expenses to affiliates amounting to $2,426, $1,222 and $nil, respectively.

During 2007, 2006 and 2005, the Company recognized equity income of $142, $563 and $545, respectively, from its equity method investees. The Company recognized interest income of $(48), $46 and $nil from affiliates and paid interest expense of $530, $230 and $nil to affiliates in 2007, 2006 and 2005, respectively. The Company paid research and development expense of $nil, $1,000 and $nil to an affiliate in 2007, 2006 and 2005, respectively. The Company recognized an impairment charge of $238 on its receivable from an affiliate in 2007.

As at December 31, 2007 and 2006, the Company maintained cash deposit of $nil and $4,232, respectively, with MFC Bank. In addition, the Company had a long-term liability of $nil and $625 payable to an affiliate at December 31, 2007 and 2006, respectively.

During 2006, the Company agreed to pay the Chief Executive Officer’s expenses as part of his short-term employment arrangement. As a result of an amendment to the Chief Executive Officer’s employment arrangement

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in January 2007, the Chief Executive Officer agreed to reimburse the Company for such expenses and as a result, the Company had a receivable of $231 (which was included in receivables due from affiliates) as at December 31, 2006. The Chief Executive Officer repaid the amount in full in February 2007. During 2007, the Company paid expenses amounting to $19 on behalf of the Chief Executive Officer. The amount was outstanding as of December 31, 2007 and was repaid in full in February 2008. In addition, pursuant to a management services agreement, the Company paid management fee expenses amounting to $1,926 (including a non-refundable deposit of $256) and $nil in 2007 and 2006, respectively, to a corporation in which the Chief Executive Officer has an ownership interest.

During 2007, the Company acquired an investment in a private company from an affiliate for $50.

Discontinued Operations (See Note 4)

The Company did not earn any income nor incur any expenses in its discontinued operations with related parties in 2007.

In the normal course of commodities trading transactions, the Company purchased commodities from and sold commodities to its affiliates. The Company sold $1,970 to affiliates and purchased $10,239 from affiliates during the month of January 2006. The Company sold $2,262 to two affiliates during 2005.

During 2004, a subsidiary of the Company sold real estate properties to a corporation in which the subsidiary owned approximately 19%. The majority shareholder of the purchaser corporation placed cash deposits and other securities with the Company’s banking subsidiary. The Company had an irrevocable right to deduct the purchase price from the cash deposits and other securities account. The sale resulted in a gain of $1,787 and the Company had a receivable of $8,772 at December 31, 2005. The receivable was non-interest bearing and secured by the cash deposits and other securities account and the real estate sold. Neither the Company nor its subsidiaries had any continuing involvement with the property sold. During 2006, in order to consolidate the Company’s holding of real estate held for sale, the Company and the affiliated corporation agreed to cancel the sale and the Company recognized a loss of $1,818. The difference in the amounts recognised in 2004 and 2006 was due to the fluctuation of exchange rates. As at December 31, 2006, the Company had a receivable of $550 due from this affiliated corporation.

The Company recognized an impairment charge of $2,089 on its loan to an affiliate in 2006.

During 2006 and 2005, the Company recognized fee income from affiliates amounting to $637 and $2,875, respectively, and paid expenses to affiliates amounting to $nil and $362, respectively, in the normal course of business.

During 2006 and 2005, the Company recognized equity income of $123 and $2,693, respectively, from its equity method investees. During 2005, the Company recognized $525 expense reimbursement from and $14 interest expense to an equity method investee which subsequently became a subsidiary in the same year. During 2005, the Company sold a wholly-owned subsidiary to another equity method investee for a total consideration of $10,132, consisting of cash of $4,895 and promissory note of $5,237. The Company recognized a gain of $7,311 and the promissory note receivable had $5,068 outstanding as at December 31, 2005. The Company recognized interest income of $38 and $126 from affiliates and paid interest expense of $41 and $15 to affiliates in 2006 and 2005, respectively.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 22.	Differences between Canadian and United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with GAAP in Canada, which conform in all material respects with those in the United States (U.S.), except as set forth below:

Reconciliation of Net Income	2007	2006	2005
	(Restated)

Income from continuing operations in accordance with Canadian GAAP	$50,980	$34,152	$22,864
Interest accretion on convertible bonds	—	9	12
Change in fair value of guarantees issued	15	18	(33)
Stock-based compensation expense	(7,964)	(1,959)	—

Income from continuing operations in accordance with U.S. GAAP	43,031	32,220	22,843
Discontinued operations in accordance with U.S. GAAP, net of tax	(9,351)	(2,874)	(1,950)
Extraordinary gain	513	—	—

Net income in accordance with U.S. GAAP	$34,193	$29,346	$20,893

Basic earnings per common share: U.S. GAAP
Continuing operations	$1.44	$1.07	$0.84
Discontinued operations	(0.31)	(0.10)	(0.07)
Extraordinary gain	0.02	—	—

	$1.15	$0.97	$0.77

Diluted earnings per common share: U.S. GAAP
Continuing operations	$1.42	$1.06	$0.84
Discontinued operations	(0.31)	(0.10)	(0.07)
Extraordinary gain	0.02	—	—

	$1.13	$0.96	$0.77

	December 31
Reconciliation of Shareholders’ Equity	2007	2006	2005
	(Restated)

Shareholders’ equity in accordance with Canadian GAAP	$307,194	$273,288	$244,259
Deferred income taxes	(1,071)	(1,071)	(1,071)
Equity component of convertible debt	—	—	(121)
Unrealized gains on available for sale investments	—	—	2
Fair value of guarantees issued	—	(15)	(33)
Interest accretion on convertible bonds	—	—	29
Stock-based compensation expense	(4,659)	(3,101)	—
Gain on reduction of interest in a subsidiary	—	—	(7,311)
Unrecognised pension benefit expense, net of tax	(525)	—	—

Shareholders’ equity in accordance with U.S. GAAP	$300,939	$269,101	$235,754

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31
Comprehensive Income	2007	2006	2005
	(Restated)(1)

Net income in accordance with U.S. GAAP	$34,193	$29,346	$20,893
Other comprehensive income, net of tax Unrealised gains and losses on translating financial statements of self-sustaining operations and adjustments from the application of U.S. dollar reporting	45,473	6,257	(8,906)
Unrealized losses on securities:
Unrealized holding losses during the year	—	—	(234)
Reclassification adjustment for other than temporary decline in value	—	—	(182)
Reclassification adjustment for discontinued operations	—	(3)	—

Net unrealized losses on securities	—	(3)	(416)
Unrecognised pension expense, net of tax:
Unrecognised actuarial loss arising during the year	(525)	—	—

Net unrecognised pension expense	(525)	—	—

	44,948	6,254	(9,322)

Comprehensive income, net of tax, in accordance with U.S. GAAP	$79,141	$35,600	$11,571

Under U.S. GAAP the total assets were $789,541 and $641,920 as at December 31, 2007 and 2006, respectively. Total liabilities were $482,687 and $350,353 as at December 31, 2007 and 2006, respectively.

(1)	Under SFAS No. 123(R), Share-Based Payment, stock options issued to employees of Canadian and foreign operations, with an exercise price denominated in a currency other than the Company’s functional currency or the local currency of the foreign operation, are required to be classified and accounted for as financial liabilities and re-measured to fair value at each period end. On adoption of new accounting standards for stock-based compensation in 2006, the Company incorrectly calculated the stock option expense based on the full fair value of stock options outstanding. During 2007, the Company revisited the requirements under SFAS No. 123(R) and concluded that the compensation cost should have been recorded over the vesting period depending on the vested status of the award.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables reflect the impact of this correction on the US GAAP reconciliation, which the Company has concluded is not material to its previously filed consolidated financial statements.

		Adjustment to
	As previously	correct stock-based	As currently
	reported	compensation expense	reported

Reconciliation of Net Income for the year ended December 31, 2006
Stock-based compensation expense	$(4,695)	$2,736	$(1,959)
Income from continuing operations	29,484	2,736	32,220
Net income	26,610	2,736	29,346
Basic earnings per common share — continuing operations	0.98	0.09	1.07
Basic earnings per common share — total	0.88	0.09	0.97
Diluted earnings per common share — continuing operations	0.97	0.09	1.06
Diluted earnings per common share — total	0.88	0.08	0.96
Reconciliation of Shareholders’ Equity as of December 31, 2006
Stock-based compensation expense	(5,837)	2,736	(3,101)
Shareholders’ equity	266,365	2,736	269,101
Comprehensive Income for the year ended December 31, 2006
Net income	26,610	2,736	29,346
Comprehensive income	32,864	2,736	35,600
Total assets as of December 31, 2006	641,920	—	641,920
Total liabilities as of December 31, 2006	353,089	(2,736)	350,353

Securities

U.S. GAAP requires that certain investments be classified into available-for-sale or trading securities categories and be stated at their fair values. Any unrealized holding gains or losses are to be reported as a component of other comprehensive income until realized for available-for-sale securities, and included in the result of operations for trading securities.

There were no sale of available-for-sale securities in 2006 and 2005 and there were no discrepancy between U.S. and Canadian GAAP on securities as of December 31, 2006.

Effective from January 1, 2007, the Company adopted CICA Handbook Sections 3855, 3865, 3861 and 1530 which apply similar recognition and measurement standards to the accounting for securities. As a result, there is no material discrepancy between U.S. and Canadian GAAP on securities after December 31, 2006.

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

Stock-Based Compensation

The Company has a stock-based compensation plan (See Note 16).

The Company followed the intrinsic value based method of accounting for compensation resulting from the granting of stock options to employees, in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, as allowed under SFAS No. 123, Accounting for Stock-based

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation. Stock based payments to non-employees are to be recognized based on the fair value of shares or options issued. There were no stock options granted during 2005 and there were no stock based payments to non-employees in 2005. Therefore, there was no effect on net income and earnings per share for compensation expense recognized on the intrinsic value basis of employee stock options granted in 2005.

Effective from January 1, 2006, the Company applied SFAS No. 123(R), Share-Based Payment, which eliminates the option to apply the intrinsic value measurement provisions of APB No. 25 to stock compensation awards issued to employees. Therefore, there is no material discrepancy between Canadian and U.S. GAAP on stock-based compensation after 2005, with the following material exceptions.

Stock options issued to employees of Canadian and foreign operations, with an exercise price denominated in a currency other than the Company’s functional currency or the local currency of the foreign operation, are required to be classified and accounted for as financial liabilities and re-measured under the Black-Scholes model at each period end. The net impact under U.S. GAAP was a reduction of consolidated net income by $7,964 and $1,959 in 2007 and 2006, respectively. As of December 31, 2007 and 2006, the liability relating to stock options issued to employees of the foreign operations totalled $4,659 and $3,101, respectively, and the contributed surplus account was increased by $772 and reduced by $1,142, respectively, as a result of the reclassification of the stock options to liabilities pursuant to U.S. GAAP.

Guarantee

Effective from December 31, 2002, the Company adopted FASB’s Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires that a guarantor recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. This liability is based on the fair value of the guarantee. Prior to 2007, the initial recognition of the fair value of the liability was inconsistent with Canadian GAAP, specifically those related to CICA Section 3290, Contingencies, whereby a liability for a contingent loss is only recognized if it is likely that a future event will confirm that an asset had been impaired or a liability incurred. The Company takes into consideration the nature of the guarantee, the likelihood of the occurrence of the triggering events, the financial conditions of the guaranteed parties and the quality of the collateral to determine the fair value of the guarantee.

The Company did not have guarantees outstanding as of December 31, 2007.

Gain on Reduction of Interest in Subsidiary

During 2005, the Company disposed of its investment in a subsidiary to an equity-method investee, with the sale price based upon an independent valuation. The transaction was recorded using the exchange value under Canadian GAAP and the Company recognized a gain of $7,311 which was included in the discontinued operations. Under U.S. GAAP, the disposition did not meet all the criteria to be accounted for as a divestiture. Consequently, for U.S. GAAP purposes, the gain on reduction of interest in the subsidiary was deferred. In connection with the distribution of Mass Financial, this deferred gain was credited to retained earnings in 2006.

Defined Benefit Pension

Effective December 31, 2006, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, pursuant to which a business entity that sponsors a defined benefit plan shall (a) recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its balance sheet and recognize changes in that funded status in comprehensive income in the year in which the changes occur; and (b) measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions.

Under U.S. GAAP, the accumulated other comprehensive income as of December 31, 2007 was decreased by $525, representing the net loss amount that had not yet been recognized as net periodic benefit cost. The unrecognized pension cost arises from actuarial gains and losses. The Company expects that none of the unrecognized pension costs will be recognized as net periodic cost in 2008 as the Company does not expect that the cumulative unamortized balance will exceed 10% of the greater of accrued pension liabilities by end of 2008.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company does not have pension plan assets and, accordingly, does not expect to return any pension plan assets to the Company during the operating cycle that follows December 31, 2007.

Future Changes to United States Accounting Standards

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

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is expected to expand the use of fair value measurement. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, Fair Value Measurements, and No. 107, Disclosures about Fair Value of Financial Instruments. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS No. 159 shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. This Statement should not be applied retrospectively to fiscal years beginning prior to the effective date, except as permitted for early adoption. Management is analyzing the requirements of this new standard.

SFAS No. 141(R), Business Combinations, is to replaces SFAS No. 141, Business Combinations. The new statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combination. The new standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The new statement improves the comparability of the information about business combinations provided in financial reports. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management is reviewing the requirements of the new statement and its impact on the Company’s financial statements.

SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51, is to amend ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. A noncontrolling interest is sometimes called a minority interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Management is reviewing the requirements of the new statement and its impact on the Company’s financial statements.

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133, is intended to enhance the current disclosure framework in SFAS No. 133. The statement requires that objectives for using derivative instrument be disclosed in terms of underlying risk and accounting designation; that the fair values of derivative instruments and their gains and losses be disclosed in a tabular format; and that cross-referencing be presented within the footnotes, SFAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Management is reviewing the requirements of the new statement and its impact on the Company’s financial statements.

FASB Staff Position No. FIN 39-1, Amendment of FASB Interpretation No. 39, addresses: (a) certain modification to FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts and (b) whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with Interpretation 39. The guidance in this FASB Staff Position is effective for fiscal years beginning

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

after November 15, 2007, with early application permitted. Management is analyzing the requirements of this new guidance.

Certain companies provide services to their customers that require the customers to purchase equipment in order to utilize their services. The equipment required is often manufactured and distributed by third parties and sold to end-customers through resellers without the direct involvement of the service provider. Accordingly, a service provider may provide certain incentives to third-party manufacturers or resellers of the equipment to reduce the selling price of the equipment in order to stimulate end-customer demand and, inherently, increase the demand for the service provider’s service. The Emerging Issues Task Force (“EITF”) reached tentative conclusions on EITF 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider, that (1) the service provider should characterize the consideration given to a third-party manufacturer or reseller (that is not a customer of the service provider) based on the form of consideration directed by the service provider to be provided to the service provider’s customer; (2) if the consideration given by a service provider to a manufacturer or reseller (that is not a customer of the service provider) can be linked contractually to the service provider’s customer, it is in substance the same as consideration given by a service provider to the service provider’s customer; and (3) the consideration given by a service provider to a manufacturer or a reseller (that is not a customer of the service provider) that can be contractually linked to the benefit received by the service provider’s customer should be accounted for in accordance with the model in EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). EITF 06-1 is effective for the first annual reporting period beginning after June 15, 2007. Management is assessing how the Company’s financial reports will be affected by this abstract.

EITF reached a consensus on abstract EITF 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research, that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. The consensus in EITF 07-03 Issue is effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. Management is assessing how the Company’s financial reports will be affected by this abstract.

ITEM 19	Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.1	Articles of Amalgamation.(1)
1.2	By-laws.(1)
1.3	Certificate of Continuance(3)
1.4	Notice of Articles(3)
1.5	Articles(5)
1.6	Certificate of Change of Name(6)
1.7	Vertical Short Form Amalgamation Application(7)
1.8	Notice of Articles(7)
1.9	Certificate of Amalgamation(7)
2.1	Trust Indenture between our company and Computershare Trust Company of Canada, dated January 7, 2004(4)
2.2	Supplemental Indenture between our company and Computershare Trust Company of Canada, dated October 27, 2005.(6)
4.1	Memorandum of Agreement between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated November 24, 1987.(2)
4.2	Amendment to Mining Lease between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated January 1, 1987.(2)
4.3	First Amendment to Memorandum of Agreement between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc.(2)
4.4	Shareholder Protection Rights Plan Agreement between our company and Montreal Trust Company of Canada dated as of May 18, 1993.(1)
4.5	Amended 1997 Stock Option Plan of our company.(1)
4.6	Trust Indenture, dated January 7, 2004, between our company and Computershare Trust Company of Canada, as Trustee, for the issuance of 4.4% Convertible Unsecured Subordinated Bonds due December 31, 2009.(5)
4.7	Variation Agreement dated December 22, 2004 between our company and Sutton Park International Limited varying our company’s interest obligation to Sutton Park International Limited in respect of the 4.4% Convertible Unsecured Subordinated Bond in the principal amount of €6,786,436, maturing December 31, 2009.(5)
4.8	Arrangement Agreement dated September 11, 2006 between our company and Cade Struktur Corporation.(7)
4.9	Arrangement Agreement dated March 29, 2007 between our company and Sasamat Capital Corporation.
8.1	Significant subsidiaries of our company as at March 15, 2008:
KHD Holding AG
KHD Humboldt Wedag International Holdings GmbH
KHD Humboldt Wedag International GmbH
Humboldt Wedag Inc.
Humboldt Wedag India Ltd.
Humboldt Wedag Australia Pty Ltd.
New Image Investment Company Limited
Inverness Enterprises Ltd.
KHD Humboldt Wedag (Cyprus) Limited
KHD Humboldt Wedag International (Deutschland) AG
KHD Humboldt Wedag GmbH
Humboldt Wedag Coal & Minerals GmbH
ZAB Zementanlagenbau GmbH Dessau
Humboldt Wedag (SA) (Pty) Ltd.
ZAB Industrietechnik & Service GmbH

Exhibit
Number	Description
MFC & KHD International Industries Limited
KHD Sales and Marketing Ltd.
KHD Humboldt Wedag International (UAE) FEZ
Humboldt Wedag GmbH
Blake International Limited
HIT International Trading AG
11.1	Code of Ethics(4)
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for James B. Busche.(8)
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Alan Hartslief.(8)
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for James B. Busche.(8)
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Alan Hartslief.(8)
15.1	Consent of Deloitee & Touche LLP.(8)
15.2	Consent of BDO Dunwoody LLP.(8)
99.1	Audit Committee Charter(6)
99.2	Compensation Committee Charter(7)
99.3	Nominating and Corporate Governance Charter(7)

(1)	Incorporated by reference to our Form 20-F’s filed in prior years.

(2)	Incorporated by reference to our Form 10-K for the year ended December 31, 1989.

(3)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on November 23, 2004.

(4)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 26, 2004.

(5)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 6, 2005.

(6)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 3, 2006.

(7)	Incorporated by reference to our Form 20-F with the Securities and Exchange Commission on April 3, 2007.

(8)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KHD Humboldt Wedag International Ltd.

/s/  James B. Busche
James B. Busche
Chief Executive Officer and President
(Principal Executive Officer)

Date: March 31, 2008

/s/  Alan Hartslief
Alan Hartslief
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 31, 2008