Form 20-F
period 2008-12-31
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
filed 2009-03-27
CIK 16859

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Suite 702,7/F, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive office)
Alan Hartslief
Fax: 011-43-1-240-25-310
Millennium Tower, 21st Floor
Handelskai 94-96
1200 Vienna Austria
with a copy to:
Virgil Z. Hlus
Clark Wilson LLP
800-885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3H1
Facsimile: 604-687-6314
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
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
There were 30,522,645 common shares, without par value, issued and outstanding as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other	☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☑  Item 17   ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR SHAREHOLDERS
     All of us, regardless of which continent we call home, are inundated every day with the latest news generated by the current world financial crisis. As our company and its customer base are able to call several continents home, we are certainly not immune to the effects of today’s prevailing economic conditions. Our responsibility and focus is to manage our assets in a manner that preserves shareholder value and to structure our company to capitalize on opportunities as the world emerges from these crisis conditions. In our third-quarter letter to shareholders, November investor conference call and December press release we noted that we were evaluating alternatives to adapt to the changing market conditions, and reviewing each project in our backlog and the economic value of our assets in light of the world financial crisis. During the fourth quarter we developed a plan to minimize costs and maximize profitability, preserve shareholder value through the crisis period, and take an optimum position to capitalize on opportunities that become available as conditions recover. We began implementation in December. A discussion of the plan follows the reporting of our financial results for 2008.
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
Before presenting our financial results for the year, a brief discussion of the impacts of the financial crisis is warranted. A more detailed discussion will follow the presentation of results and may also be found in our annual report and financial statements.
     In our press release of December 8, 2008, we confirmed that as of December 5, 2008, cancelled orders amounted to $50.8 million and orders postponed by more than one year amounted to $18.0 million. Another $164.2 million of contract value was reported at risk, meaning we had verbal indications from customers that contract variations or cancellations were a possibility. At December 31, 2008, the total value of contracts officially cancelled amounted to $100.2 million. These orders were removed from the backlog and fourth-quarter order intake was reduced by the same amount. As a consequence of our review of every project in our backlog, which included discussions with our customers and suppliers, we are now able to confirm that at December 31, 2008, the amount of contracts at risk included in our backlog was $159.2.million. The negative impact of these cancellations, postponements and at-risk contracts on our 2008 financial results is a $32.0 million reduction in gross profit. Further, the project terminations exposed a weakness or risk in certain contract terms and credit insurance instruments relating to some of our customer contracts. Unexpected customer cancellation or liquidation may result in our liability to suppliers exceeding the sum of the cash we have received up to the date of such cancellation or liquidation and the credit insurance instruments relating to that contract. We are reviewing our traditional methods of conducting business and managing projects to address and limit our exposure to these weaknesses in the future.
     In our report to shareholders for the year ended December 31, 2007, we announced our intention to distribute to our shareholders the economic value of the preferred shares of Mass Financial Corp. in a series of tranches starting in 2008. We evaluated a number of alternative methods to effect this, but eventually concluded that the proposed distribution was too complex and could not be achieved in a tax-efficient and commercially reasonable manner.
     In connection with the preparation of our financial statements for the year ended December 31, 2008, we took steps to determine the fair value of these preferred shares. The preferred shares are classified as available-for-sale securities and quoted market prices are not available. Since quoted market prices are not available, we determined the fair value of these preferred shares using a discounted cash flow model and considered the quoted market prices of securities with similar characteristics. Our determination of fair value considered various assumptions, including time value, yield curve and other relevant economic measures. We used a discount rate of 30% in our valuation model, based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares. As a result, we recognized a fair value loss of $55.1 million on our investment in the preferred shares of Mass Financial and one of its former subsidiaries.
     Our response to the international economic crisis is founded on preserving cash and equity and positioning for the future. Our restructuring plan, which is described in detail in a following section of this letter to shareholders, includes significant modifications to our internal organization and reporting structure, including divestments, a number of cost minimization actions, introduction of efficiency measures and investment in new technology initiatives. We currently estimate the costs of this restructuring plan to be in the range of $25.0 million to $30.0 million. The majority of these costs will be recorded in 2009.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
ORDER BACKLOG BY REGION 2008
OPERATING RESULTS
     Our operating results for 2008, particularly for the first nine months, were notable for the encouraging trends of increasing sales and order intake and the continued growth of our backlog. Unfortunately, the fourth quarter was impacted by the financial crisis, and these trends in order intake and backlog were reversed. All amounts are in US dollars.
     On a comparative basis of 2008 over 2007, revenues were up 10%, order intake was down 25%, backlog was down 8%, and earnings per share on a diluted basis were down 114%.
     For the full year ended December 31, 2008, KHD reported revenues of $638.4 million, with a net loss of $7.0 million or $0.23 per share on a diluted basis. The fair value loss on our investment in the preferred shares of Mass Financial and one of its former subsidiaries reduced the income before tax by $55.1 million. In addition, losses incurred as a result of terminated customer contracts associated with the international economic crisis reduced income before tax by $32.0 million.
     In 2007, revenues were $580.4 million with income from continuing operations of $51.0 million, or $1.68 per share on a diluted basis. This compared to 2006 revenues of $404.3 million with income from continuing operations of $34.2 million, or $1.12 per share on a diluted basis.
     For comparative purposes, all of the following amounts for order intake and backlog were translated
ORDER INTAKE BY REGION 2008
directly from euros to US dollars at 1.3920, the exchange rate prevailing on December 31, 2008.
     Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled. The order intake and backlog information that follows includes the negative effects of customer contracts terminated as a result of the international economic crisis.
     Order intake for the year ended December 31, 2008 was $622.5 million, a decrease of 25% from 2007 and a decrease of 3% from 2006. Of that total, 57% came from Russia and Eastern Europe, 23% from Asia and 12% from the Middle East.
     Order backlog as of December 31, 2008 was $842.8 million, a decrease of 8% from December 31, 2007 and an increase of 40% over 2006. Of the backlog going into 2009, 43% is associated with projects in Russia and Eastern Europe, 26% in the Middle East, and 27% in Asia. The order backlog as of the date of this letter is approximately $750 million.
     The number of shares issued and outstanding as at December 31, 2008 was 30,522,645; the weighted average number of shares for the year ended December 31, 2008 was 30,401,018 on both basic and diluted bases.
     Our minority interest cost was $0.7 million, or $0.02 per share on a diluted basis.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PERFORMANCE
     Our performance may be measured in a variety of ways, but we believe the key elements to be execution on contracts, sustainability and strength. Execution is judged by revenues, margins and profitability. Sustainability is judged by the number, size and location of incoming orders and by monitoring backlog levels. Strength is judged by balance sheet ratios and management of assets. Revenues for 2008 were at record levels and margins were 14.1% after booking provisions of $32.0 million associated with terminated customer contracts. These provisions reflect approximately $17.0 million of purchase order commitments, another $3.4 million in purchase order cancellation settlements with suppliers, approximately $11.3 million in write-downs of inventories and contracts-in-progress and other similar items. Full details are available in the annual report and financial statements. The margin for 2007 was 14.8% and in 2006 the margin was 16.3%.
     General and administrative expenses increased to 8.8% of sales in 2008 from 8.1% of sales in 2007 and 7.4% of sales in 2006. A portion of this increase is associated with the strengthening of our management team as described in previous 2008 filings, and the development and implementation of improved practices and processes to support the globalization of our operations. In 2008, our return on revenues was negative at 1.1%, whereas in 2007, our return on revenues was 8.8%. Excluding the provisions associated with terminated customer contracts and the fair value loss on our investment in the preferred shares of Mass Financial and one of its former subsidiaries, our 2008 return on revenues would have been 11.0%.
     Our indicators for sustainability, order intake and order backlog were materially affected by the international economic crisis. Detailed analysis of the backlog, including the effects of terminated contracts, combined with an assessment of current market conditions indicates that we should expect our 2009 revenues to be less than those of 2008. We anticipate our revenues will be lower in 2010, as we envision 2009 order intake levels to be lower than those we have experienced over the past few years. Our plan to minimize costs, maximize profitability and preserve shareholder value through the crisis period reflects these conditions as described later in this letter.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
KHD’s balance sheet position at the close of 2008 provides a strong platform for transition through this economic crisis. Our cash and cash equivalents at year-end totaled $409.1 million; working capital was $279.9 million; and shareholders’ equity was $261.9 million. KHD’s current ratio was 1.65 and our long-term debt-to-equity ratio was 0.04.
CEMENT
     Cement yearly sales increased from $340.7 million in 2006 to $518.6 million in 2007 and to $547.4 million in 2008.
CEMENT ORDER INTAKE
     Cement order intake for fiscal year 2006 was $590.4 million. This rose to $713.1 million in 2007, and from there decreased to $546.6 million in 2008. This reflects project cancellations of $100.2 million. In 2008, the regions of Russia and Eastern Europe, Asia and the Middle East accounted for approximately 90% of the cement order intake.
CEMENT BACKLOG
     The cement order backlog was down 6% to $773.2 million at the close of 2008, compared to the same period in 2007. Due to the substantial value of project awards in the Middle East, Russia and Eastern Europe, our German subsidiaries’ cement order backlog at the close of 2008 was $693.0 million, on par with the amount at the close of 2007.
COAL AND MINERALS
     As described in the restructuring discussion which follows this presentation of 2008 performance, KHD plans to divest its coal and minerals related activities in 2009.
     Coal and minerals sales were $91.0 million in 2008, an increase of 47% over 2007 and an increase of 43% over 2006.
COAL AND MINERALS ORDER INTAKE
     The coal and minerals order intake for 2008 was $76.0 million, a decrease of 33% from 2007. The markets showing the greatest decrease in activity were Russia and Eastern Europe, India and the Americas. This decrease is a result of order placement delays and general economic conditions.
COAL AND MINERALS BACKLOG
     At December 31, 2008, the coal and minerals order backlog was $69.7 million, a decrease of 28% from December 31, 2007. The majority of this decrease was in the Americas and India, and reflects a corresponding decrease in order intake from those regions.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF MAJOR BACKLOG PROJECTS AT DECEMBER 31, 2008

PROJECT	PROJECT LOCATION	SUBJECT
Raysut Cement	Middle East	Cement production line 2,000 t/d
Grasim Kotpuli	Asia	Preheater, kiln and pyrofloor
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Ultratech Tadapatri	Asia	8,000 t/d cement plant, pyro section, cement grinding
Buzzi Unicem, River 7000	N/S America	Kiln line
Mordow 3	Russia	Engineering and parts
Lafarge Mejia	Asia	Clinker uploading, grinding
Lafarge Ind (SA)	Asia	Gear and pinion
South Valley	Middle East	Spares kiln line 5,000 t/d
LCC Benghazi 3	Africa	Rehabilitation of kiln section
Ultratech (Awarpur)	Asia	Coal washery with batac jig and cyclones
Ultratech (Hirmi)	Asia	Coal washery with cyclones
Jaypee Cement	Asia	Pyro process and grinding
Chettinad Cement — Orient	Asia	Grinding line with roller press and upgrade cooler
Cemex Bayano	N/S America	Kiln line 3,500 t/d preheater tertiary airduct system
Bhusan Power & Steel	Asia	Coal washery plant
S.V. Power Coal Washery	Asia	Coal washery plant
Adanac	N/S America	2 Roller presses
AKCC Al Katrana	Middle East	Cement production line 5,000 t/d
Hasanoglan	Middle East	Clinker production line 2,500 t/d
Himachal II	Asia	Kiln line 6,000 t/d
Sengilej	Russia	Cement production line 3,000 t/d
Shree Cement	Asia	Grinding line, roller press
RP Vasilkovka	Russia	2 Roller presses
Sibirski	Russia	2 Roller presses, automation
Sangwon	Middle East	Cement plant 2 lines
Bhusan IV	Asia	Coal washery plant
Sichuan Yadong II	Asia	Kiln line 4,200 t/d
Novotroizk 2	Russia	Pyro process and grinding
Novotroizk	Russia	Fabrication
Krasnoyarsk Cement	Russia	Automation
Akmenes	Russia	Pyro process and grinding
Star Cement	Asia	Grinding
Perwomaiskij	Russia	Cement production line 6,000 t/d
Sijiaying Tanggang	Asia	2 Roller presses
Novi Popovac Petrus	Eastern Europe	Rotary kiln and clinker cooler
Bearwar, RAS Suratgarh	Asia	3 Roller presses
Mordow 5 Opoka Trockner	Russia	Opoka drying
Prosper	Europe	Batac
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF MAJOR BACKLOG PROJECTS AT DECEMBER 31, 2008

PROJECT	PROJECT LOCATION	SUBJECT
Specturm Coal and Power	Asia	Coal washery
Global Coal Washery	Asia	Coal washery
Aryan Coal Wash	Asia	Coal washery
Carbossulcis	Europe	Pneuflot
Eagle Mountain	N/S America	New line expansion
Bmic Assiut	Middle East	New kiln line 5,000 t/d
Patnaik Mineral	Asia	Iron ore benefication plant
Beeshoek BKM	S. Africa	4 Batac, 4 bucket conveyor
Adaro	Asia	Coal benefication
Jui Shin	Asia	Roller press
Comilog Gabon	Africa	Jones, permos
Utkal Alumina In’t	Asia	Disc filters
Vedanta Aluminum	Asia	3 Dynamic units, washers and filters
Assmang Ltd	S. Africa	Plant modification
Debswana	S. Africa	Plant modification
Argyle	Australia	Roller press refurbishment
Mordow 6	Russia	Opoka
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
THE PLAN GOING FORWARD – PRESERVING CASH AND EQUITY, REPOSITIONING
     The letter to shareholders that accompanies our year-end filings normally includes a discussion of our plans for growth and sustainability. Last year was no exception as we described the creation of cement and construction groups, growth plans for our coal and minerals-related activities and a plan for returning equity to our shareholders through a distribution of the economic value of the preferred shares of Mass Financial.
     What a difference a year makes.
     With the onset of the financial crisis in late 2008, our senior executives were tasked by the board to assess the economic situation in detail and formulate a plan that would shift our focus from growth to minimizing costs, maximizing profitability, preserving shareholder value through the crisis period and positioning KHD to capitalize on market opportunities as conditions improve. By the end of 2008, the plan had been formulated and implementation had begun. The following discussion is intended to provide our shareholders with an understanding of our strategy and restructuring program that will enable them to monitor our progress through this crisis period.
RESTRUCTURING
     We had aligned our organization to be consistent with our growth strategy by focusing on Cement, Construction, Design/Build/Operate and Coal/Minerals activities. The switch of focus to preserving cash and equity and positioning our company for what we now expect to be a different market in the near future required adapting our organization accordingly. We realized the need to focus on our core business, providing capital equipment to the cement industry which has represented over 90% of our revenues for many years. Inherent in this decision is the divestiture of our coal and minerals-related activities. Consequently, the design of the new organization would need to reflect this decision and incorporate a new, efficient and cost-effective approach to doing our traditional business. Over our 150-plus year history, we have been a technology leader focused on providing solutions to customers’ technical challenges at higher margins, as opposed to the larger-volume, lower-margin opportunities. We need to refocus our suite of services for the future. We recognize that our customer-driven activities are the key to preserving the value of KHD and will serve as our platform for the future. Further, divesting assets associated with our coal and minerals-related activities is a serious undertaking requiring a substantial though short-term commitment of our resources.
     Our new organization has our Chief Executive Officer assuming responsibility for all asset divestiture activities in addition to his responsibilities for strategic corporate development, public and investor relations, brand management and human resources. The coal and minerals-related assets to be divested include the coal

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
and minerals technology company and the related activities in Cologne, all of our operations in Calcutta, India, South Africa, and Australia, a portion of our China operation and our flocculant subsidiary in Germany.
     A new position, Chief Operating Officer (COO), has been created and has been filled by the former head of our cement group. The COO will be responsible for all customer-driven activities including operations, sales and services and technology.
     To maximize efficiency, the group will be implementing some dramatic changes in the way KHD conducts its traditional business. Our former head of construction will oversee a group responsible on a company-wide basis for all bidding, engineering, procurement, and project management and commissioning. This group will be developing standardized designs, bidding processes and procurement teams in low-cost platforms like China and India.
     The members of the team from the former construction group have spent many years in the international turn-key projects industry and have developed strong, pragmatic negotiating skills. To minimize costs, some of these professionals have formed the nucleus of a Critical Projects Team (CPT) whose focus is all projects cancelled, delayed or at risk. The CPT is responsible for minimizing our exposure from customers and to vendors.
     Management has carefully reviewed all projects in our order backlog, under negotiation, in bidding and in the pipeline to assess staffing needs and resource locations. Cement industry sources anticipate projected demand for annual increases in production capacities to parallel GNP declines for the near term. A decline in excess of 50% from the 2008 additional kiln capacity projection of 125 million metric tonnes per year may be expected. Focus is expected to shift from increasing new capacity to optimization of existing capacities.
     This assessment led to the decision to reduce our staffing level by approximately 50% through divestment, retirement, attrition and termination during the course of 2009. We have also decided to close our manufacturing facility in Germany to further reduce our fixed cost base and enhance our flexibility to provide all equipment and spare parts from low-cost platforms and logistically advantageous locations. Our backlog contract requirements and commitment to continue providing our customers with the level of service they have come to expect will require that the majority of these cuts come in the latter part of the year. Over 100 staff reductions will have been completed by the end of this month.
     In addition to several of these process improvement and standardization initiatives, we have taken other measures to improve our position in the marketplace in anticipation of improving economic conditions. The newly formed Technology group has developed a focused research and development program. This program is an investment in the future, as its goal is to introduce innovative, energy-efficient and “green” products and equipment into our suite of services. Projects include grinding, pyro-processing and environmental. In the grinding area the focus is on cost reduction through the use of alternative materials and standard, modular components. In the pyro-processing field the focus is on improved efficiency in burning technologies. Our environmental projects focus on waste heat recovery systems; NOx, SOx and CO2 emissions reductions; and the efficient use of alternative fuels. A major change in our program is that these research and development efforts will be undertaken by a group of engineers and scientists dedicated solely

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
to this effort. In the past we found our technology edge was diminishing as our research efforts took a back seat to providing contract services.
     While the demand for new capital equipment has decreased in reaction to the tightening credit markets, we see opportunity in refocusing on our service business. The population of our machines around the world is substantial, and in our restructuring we have placed a renewed emphasis on and dedicated resources to significantly expanding this segment of our revenue stream.
     We are also making an investment in an enterprise resource planning system to reduce the costs and improve the efficiency of the way we conduct our core business. A streamlined global structure with standardized processes and procedures will be critical to our success going forward as the number of market opportunities that fit our risk and margin profiles diminishes.
     Our response to the international financial crisis is founded on preserving cash and equity and positioning for the future. The restructuring, including the reorganization, the cost minimization actions, the efficiency measures, the write-down of non-core assets and the new initiatives, while all necessary investments for the future, come at a cost to us now: the recognition of the fair value loss on our investment in preferred shares of Mass
Financial in 2008 and the restructuring costs in 2009. We currently estimate the range of restructuring costs to be between $25.0 million and $30.0 million. The majority of these costs will be recorded in 2009.
     Because of these economic conditions and the poor visibility in the credit markets, we will not be giving 2009 guidance.
     Our cash forecasting has considered a substantial reduction in the royalty associated with our passive interest in the Wabush iron ore mine. Industry sources and the operator cite falling demand for the product and a general weakening in the price of the commodity as reasons for reduced production forecasts. Nevertheless, we believe our cash reserves are adequate to meet operating and restructuring cash requirements in 2009 without adding debt. Cash preservation will be a major element of our executive incentive program for the next few years.
     While these are difficult times, such times often present opportunities, and we believe our restructuring plans will result in KHD being well positioned to take advantage of such opportunities. We will be presenting our results and strategies going forward at investor meetings over the coming months.
Respectfully,
Jim Busche
President and Chief Executive Officer

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Form 20-F

PART I

Certain statements in this annual report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of March 16, 2009. These assumptions, which include management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions in Asia, Europe, Russia, Eastern Europe, the Middle East, the United States and internationally including, the worldwide economic downturn resulting from the effects of the subprime lending and general credit market crises, volatile energy costs, decreased consumer confidence and other factors, (2) a decreased demand for our products, including the renegotiation, delay and/or cancellation of projects by our customers and the reduction in the number of project opportunities, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, (13) the timing and extent of our restructuring program and the restructuring charges to be incurred in connection therewith, and (14) other factors beyond our control.

There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors” below.

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

The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian generally accepted accounting principles for the five fiscal years ended December 31, 2008. Additional information is presented to show the differences which would result from the application of United States generally accepted accounting principles to our company’s financial information. For a description of the differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, see Note 31 to our audited consolidated financial statements included in this annual report. The information in the table was extracted from the detailed consolidated financial statements and related notes included elsewhere in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5 — Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in United States dollars in accordance with Canadian GAAP)
(in thousands, other than per share amounts)

	Fiscal Years Ended December 31
	2008	2007	2006	2005	2004

Revenues	$638,354	$580,391	$404,324	$316,978	$144,039
Operating income	56,385	53,010	40,555	25,551	8,206
Income (loss) from continuing operations	(6,952)	50,980	34,152	22,864	6,270
Income (loss) from discontinued operations	—	(9,351)	(2,874)	5,361	22,121
Extraordinary gain	—	513	—	—	—
Income (loss) from continuing operations, per share
Basic	(0.23)	1.71	1.13	0.84	0.23
Diluted	(0.23)	1.68	1.12	0.84	0.23
Income (loss) from discontinued operations, per share
Basic	—	(0.31)	(0.10)	0.20	0.82
Diluted	—	(0.31)	(0.09)	0.19	0.82
Extraordinary gain per share
Basic	—	0.02	—	—	—
Diluted	—	0.02	—	—	—
Net income (loss)	(6,952)	42,142	31,278	28,225	28,391
Net income (loss) per share
Basic	(0.23)	1.42	1.03	1.04	1.05
Diluted	(0.23)	1.39	1.03	1.03	1.05
Total assets	765,658	789,311	641,920	523,056	501,578
Net assets	265,623	313,120	295,754	262,347	248,196
Long-term debt	11,313	13,920	10,725	2,920	3,320
Shareholders’ equity	261,914	307,194	273,288	244,259	223,844
Capital stock, net of treasury stock	50,033	44,566	44,212	53,574	52,478
Weighted average common stock outstanding, diluted	30,401	30,402	30,415	27,509	27,040

Selected Financial Data
(Stated in United States dollars in accordance with U.S. GAAP)
(in thousands, other than per share amounts)

	Fiscal Years Ended December 31
	2008	2007	2006	2005	2004

Revenues	$638,354	$580,391	$404,324	$316,978	$144,039
Operating income (loss)	58,455	45,046	38,596	25,551	8,206
Income (loss) from continuing operations	(4,882)	43,031	32,220	22,843	6,287
Income (loss) from discontinued operations	—	(9,351)	(2,874)	(1,950)	22,121
Extraordinary gain	—	513	—	—	—
Income (loss) from continuing operations, per share
Basic	(0.16)	1.44	1.07	0.84	0.23
Diluted	(0.16)	1.42	1.06	0.84	0.23
Income (loss) from discontinued operations, per share
Basic	—	(0.31)	(0.10)	(0.07)	0.82
Diluted	—	(0.31)	(0.10)	(0.07)	0.82
Extraordinary gain per share
Basic	—	0.02	—	—	—
Diluted	—	0.02	—	—	—
Net income (loss)	(4,882)	34,193	29,346	20,893	28,408
Net income (loss) per share
Basic	(0.16)	1.15	0.97	0.77	1.05
Diluted	(0.16)	1.13	0.96	0.77	1.05
Total assets	765,676	789,541	641,920	523,401	501,995
Net assets	262,982	306,854	291,567	253,843	247,416
Long-term debt	11,313	13,920	10,725	2,920	3,320
Shareholders’ equity	259,274	300,939	269,101	235,755	223,064
Capital stock, net of treasury stock	57,214	50,162	44,174	53,574	52,478
Weighted average common stock outstanding, diluted	30,401	30,402	30,415	27,509	27,040

Reconciliation to United States Generally Accepted Accounting Principles

A reconciliation to United States generally accepted accounting principles is included in Note 31 to our audited consolidated financial statements included in this annual report. The primary significant difference between Canadian and United States generally accepted accounting principles as they relate to our company is the accounting for stock-based compensation expenses.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Certain statements in this annual report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

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

During our year ended December 31, 2008, we operated in two reportable segments consisting of (i) our industrial plant engineering and equipment supply business, and (ii) our interest in the Wabush iron ore mine. Consequently, we currently operate an industrial plant engineering and equipment supply business and have a royalty interest in the Wabush iron ore mine.

Risk Factors Relating to Our Business

The worldwide macroeconomic downturn has reduced and could continue to reduce the demand for our industrial plant engineering and equipment supply business, the amount of royalty we receive from the Wabush iron ore mine and the value of our financial assets, and therefore may have a continuing material adverse effect on our financial results. The recent industry trends of demand growth, consolidation and capital expenditures have moderated. Many of our customers are facing liquidity problems and some are revisiting their capital expenditure plans. As a result, the market price of our common shares has declined and may continue to decline.

The ongoing economic crisis, which materially worsened in the fourth quarter of 2008, has had a significant negative impact on virtually every segment of the world economy due to many factors including the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment and liquidity concerns. The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement, coal and minerals experience demand cycles that are highly correlated to the general economic environment, which are sensitive to a number of factors outside of our control. If such end-use markets for clinker, cement, coal and minerals significantly deteriorate due to these macroeconomic effects, our business, financial condition and results of operations will likely be materially and adversely affected. In addition, these macroeconomic effects, including the resulting recession in various countries and slowing of the global economy, will likely result in a continued decrease in commercial and industrial demand for our services and products, which will have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our products and services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in the demand for the design and construction of plant systems or equipment that produce or process clinker, cement, coal and various minerals. Reduced demand for our products and services and pricing pressures will adversely affect our financial condition and results of operations. In addition, in periods of recession or periods of minimal economic growth, the demand for steel and iron ore usually decreases significantly and results in a drop in the price for iron ore. Such decreases in the demand for iron ore and the resulting decrease in price for iron ore will lead to a decrease in the royalty we receive from the Wabush iron ore mine and could have a material adverse effect on our financial results. We cannot predict the timing or duration of the current economic slowdown or the timing or strength of a subsequent economic recovery, worldwide or in the industrial plant engineering and equipment supply industry, and cannot predict the extent to which the current economic slowdown and macroeconomic events will impact our business. However, the uncertainty regarding the financial markets and worldwide political and economic climates are expected to continue to affect the demand for our products and services during the coming months. The market price of our common shares may decrease if investors have concerns that our business, financial condition and results of operations will continue to be negatively impacted by the worldwide macroeconomic downturn.

The worldwide macroeconomic downturn has resulted in the prolonging or cancellation of some of our customers’ projects and may negatively affect our customers’ ability to make timely payment to us. Further, it may result in a further decrease in the demand for our products or services. Any of these may have a material adverse effect on our operating results and financial condition.

Any downturn in the industrial plant engineering and equipment supply industry or in the demand for cement, minerals, coal or other related products may be severe and prolonged, and any failure of the industry or associated markets to fully recover from a downturn could seriously impact our revenue and harm our business, financial condition and results of operations. During a downturn, the timing and implementation of some of our larger customer projects may be affected. Some projects may be prolonged or even discontinued or cancelled. During the fourth quarter of 2008, we received requests from a limited number of customers to modify the terms of existing contracts. These requests included the extension of credit terms, delays or cancellation of the contracts. In addition, one of our customers went into voluntary liquidation. We reviewed the financial impact of these variation requests and recognized a loss of $32.0 million as of December 31, 2008 with respect to terminated customer contracts that our management determined were measurable and likely to occur. The total value of contracts officially cancelled as of that date amounted to $100.2 million and these contracts have been removed from our order intake and backlog. As a consequence of our review of every project in our backlog, including discussions with our customers and suppliers, we have determined that the amount of contracts at risk included in our order intake and backlog was $159.2 million as at December 31, 2008. We estimate that other contracts may be at risk, meaning we may receive indications from customers that contract variations or cancellations are a possibility, although we cannot provide any assurance as to the eventual amounts of contracts that may be at risk due to the uncertainty of current and future economic conditions and other factors which are beyond our control.

Furthermore, our customers may face deterioration of their business, cash flow shortages, and difficulty gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. In certain emerging markets, customers have obtained bank guarantees or credit insurance to support credit extended to them. As these expire, there can be no assurance that such customers will be able to renew or extend the credit support previously made available. In addition, our suppliers may be experiencing similar conditions, which may adversely affect their ability to fulfill their obligations to us, which could result in product delays, increased accounts receivable defaults and inventory challenges. If any of these things occur, there could be an adverse impact on our financial results, we may be required to increase our allowance for doubtful accounts and our revenues would be negatively impacted. Additionally, some of our competitors may become more aggressive in their pricing practices, which could adversely impact our gross margin. Accordingly, our operating results may vary significantly as a result of the general conditions in the industrial plant engineering and equipment supply industry, which could cause large fluctuations in our share price. Additionally, the combination of our lengthy sales cycle coupled with challenging macroeconomic conditions could have a negative impact on the results of our operations.

Due to the worldwide economic downturn, we have developed a restructuring program to improve the profitability, competitiveness and efficiency of our business. We may not be able to effectively implement our restructuring program and our restructuring program may not result in the expected benefits, which may have a material adverse effect on our operating results.

In the first quarter of 2009, we announced the implementation of a restructuring program to streamline our organization and reduce operating costs in order to address the worldwide economic downturn and its expected effects on our and our customers’ businesses. As part of this restructuring program, we intend to reduce our workforce by approximately 50 percent over the next 18 months and either divest or shut down our international coal and minerals customer group. There are several risks inherent in our efforts to implement our restructuring program. The program may involve higher costs or a longer timetable than we currently anticipate. The program may impair our ability to remain competitive in the markets in which we compete and to operate effectively. In addition, the program may have other consequences, such as attrition beyond our planned reduction in workforce or a negative effect on employee morale and our competitors may seek to gain a competitive advantage over us. We may not be able to effectively implement our restructuring program as planned and the program may not result in the expected benefits, any of which may have a material adverse effect on our operating results.

Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labour and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labour, the impact of foreign exchange fluctuations and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

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

Changes in the cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, political and social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

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

We are exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

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

Any significant inflation or deflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in United States currency. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial condition.

Deflation is the risk that prices throughout the economy may decline, which may reduce the amount of royalty we receive from our interest in the Wabush iron ore mine. Deflation may also result in the decrease of the price of cement which may result in our customers delaying or cancelling projects. Any such delays or cancellations could result in reduced demand for our products and services, which may adversely affect our business, results of operations and financial condition.

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

We are exposed to various counterparty risks which may adversely impact our financial position, results of operations, cash flows and liquidity.

We have exposure to the financial condition of our various lending, investment and derivative counterparties. With respect to derivative counterparties, we are periodically party to derivative instruments to hedge our exposure to foreign currency exchange rate fluctuation. As of December 31, 2008, we were party to foreign currency contracts with a notional value of approximately $28.9 million. The counterparties to these contracts are commercial banks. On the maturity dates of these contracts, the counterparties are potentially obligated to pay us the net settlement value. If any of the counterparties to these derivative instruments were to liquidate, declare bankruptcy or otherwise cease operations, they may not satisfy their obligations under these derivative instruments. In addition, we may not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment. If we were not able to replace the derivative position, we would be exposed to a greater level of foreign currency exchange rate risk which could lead to additional losses.

With respect to lending and investment counterparties, current market conditions may increase counterparty risks related to our cash equivalents, restricted cash, short-term cash deposits, receivables and equity securities (including preferred shares). We have deposited our cash and cash equivalents (including restricted cash) and term deposits with reputable financial institutions with high credit ratings. As at December 31, 2008, our company and its subsidiaries had cash and cash equivalents aggregating $320.2 million with one bank in Austria. If any such counterparties are unable to perform their obligations, we may, depending on the type of counterparty arrangement, experience a significant loss of liquidity or a significant economic loss. Changes in the fair value of these items may adversely impact our financial position, results of operations, cash flows and liquidity.

Our bonding facility is provided by a syndicate of six banks. All banks in the syndicate are highly rated, with three located in Austria and three in Germany. The bonding facility is secured for one year and utilization rates are well below available limits. We do not have significant unutilized credit lines. The counterparties to our derivative contracts are highly rated Austrian and Indian banks. The Austrian, German and Indian governments all have announced that resources are available to support their banking systems.

Our ability to utilize financial instruments may be restricted because of tightening and/or elimination of unsecured credit availability with counterparties. If we are unable to utilize such instruments, we may be exposed to greater risk with respect to our ability to manage exposures to fluctuations in foreign currencies, interest rates, and lead prices.

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

Our constating documents contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative actions or proceedings to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

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

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See “Item 11 — “Quantitative and Qualitative Disclosures About Market Risk” in this annual report on Form 20-F for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the United States dollar. A depreciation of such currencies against the United States dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the United States dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. “See Item 11 — “Quantitative and Qualitative Disclosures About Market Risk” in this annual report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

ITEM 4	Information on the Company

A.	History and Development of the Company

We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June, 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March, 1980, under the Business Corporations Act (Yukon) in August, 1996 and under the Business Corporations Act (British Columbia) in November, 2004. Our name was changed from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” on October 28, 2005. Our registered office is located at Suite 800 — 885 West Georgia Street, Vancouver, British Columbia, Canada,

V6C 3H1 and our office is located at Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. The telephone number for our principal office is 011.852.2537.3613.

For a description of our significant dispositions, see “Item 4 — Business Overview — Discontinued Operations — Disposition of Financial Services Operations” and “Item 4 — Business Overview — Discontinued Operations — Real Estate and Other Interests”.

B.	Business Overview

During our year ended December 31, 2008, we operated in two reportable segments consisting of (i) an industrial plant engineering and equipment supply business and (ii) our interest in the Wabush iron ore mine. The segments are managed separately because each requires different management skills. The industrial plant engineering and equipment supply segment is our active core business, requiring a variety of production and marketing strategies. Our interest in the Wabush iron ore mine is a passive investment, requiring diligent monitoring to assure the royalties we receive are correct and our interests are protected.

For a description of our royalty interest in the Wabush iron ore mine, see “Item 4 — Property, Plant and Equipment — Royalty Interest — Wabush Iron Ore Mine”.

During fiscal year 2008, we focused on our industrial plant engineering and equipment supply business for the cement, coal and minerals processing industries and maintaining leadership in supplying technologies, equipment and engineering services for cement, coal and minerals processing, as well as designing and building plants that produce clinker and cement and process coal and minerals, such as copper, gold and diamonds.

At the conclusion of 2008, we employed in excess of 1,200 people, and our operations were primarily conducted in Asia, Europe and the Americas. The following is a summary of the revenues from providing industrial plant engineering and equipment supply products and services to the cement, coal and mineral industries, by geographic region of the project location for the three most recently completed fiscal years:

	2008	2007	2006
	(In thousands)

Africa	$7,596	$21,393	$10,488
Americas	60,556	118,417	75,723
Asia	145,636	196,348	106,336
Russia & Eastern Europe	213,708	83,592	41,548
Europe	57,577	35,502	29,764
Middle East	150,856	123,283	135,759
Australia	2,425	1,856	4,706

Total	$638,354	$580,391	$404,324

Description of Our Industrial Plant Engineering and Equipment Supply Segment

Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. The two major customer groups of our industrial plant engineering and equipment supply segment are in the cement and coal and minerals industries. Services to these two customer groups share the use of the same pool of human and capital resources with respect to finance, accounting, general support and risk management. We supply plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. We design and provide equipment that produces clinker and cement and processes coal and minerals such as copper and precious metals. We offer detail engineering, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment. We have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker and cement and process coal and minerals, such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.

Business Activities — Cement

We focus on our core strengths of design, engineering, manufacturing, erection and commissioning of cement plants worldwide. Except for certain specialty machines, we have either purchased equipment locally or outsourced equipment fabrication to our specifications at facilities in a project’s host country, under terms similar or more stringent than those imposed by our customers.

Specific services that we provide include plant design (i.e. arrangement and layout), equipment design and development, engineering services (i.e. process, electrical and mechanical) and automation services. We supervise the erection and perform the commissioning of our equipment and we train customer personnel on site. In 2008, we maintained a minimum manufacturing capacity in Cologne, Germany for production of specialized grinding equipment and some spare parts and testing. The manufacturing of most products is increasingly outsourced (according to our specifications) to lower cost platforms and, to this end, project host countries.

We provide these services for new cement plants, as well as the upgrading of existing plants. Services are generally provided against irrevocable letters of credit with prepayment and subsequent payment milestones.

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

Our product range focuses on grinding and pyro-process technologies. The grinding technologies are utilized in raw material, clinker and finished cement grinding, while the pyro-process equipment includes pre-heaters, kilns, burners and clinker coolers. We also have developed a range of systems automation products, including process control systems and equipment optimization products.

In prior periods, we disclosed an intention to form partnerships and/or joint ventures with entities in Russia and the CIS to build, own and operate cement plants and, to this end, had formed a design/build/operate division. As a result of the current economic situation and the related credit crisis, our potential partners and/or joint venturers have decided to delay, and may subsequently decide to cancel, their plans for these projects. Further, in connection with the restructuring of our organization in response to the current financial crisis, we have determined to dismantle our division structure to focus on our core business of providing capital equipment to the cement industry. See “Item 5 — Operating Results — Restructuring Activity” for more information on such restructuring plans.

Business Activities — Coal and Minerals

During our year ended December 31, 2008, our coal and minerals customer group focused on grinding, sorting and dewatering technology applications. Our suite of equipment included primarily jigs, as well as screens, centrifuges, float cells and flocculant products.

We provided our coal customers with equipment and complete plants for coal separation. Further, we offered equipment and plant components for the beneficiation of ore and minerals with a special focus on crushing, grinding and separation. Customers included coal preparation plants, power stations and mines for coal, iron ore, and precious and semi-precious minerals.

We also produced chemicals used in processes whereby materials are sorted by flotation. Our products were designed for specific applications in coal and ore flotation, as well as waste water preparation. We supplied coal flotation reagents world-wide.

As part of a series of initiatives we have undertaken in response to the current economic situation, we have determined to make certain changes with respect to our coal and minerals customer group. Specifically, we have decided to (i) merge our roller press business in the minerals market with our cement roller press business worldwide, and (ii) divest our coal and minerals customer group located in Germany, India, China, South Africa, Russia and Australia. We began the process for the divesting of our coal and minerals customer group in March, 2009 and expect the divestment to take three to six months. We do not expect a material impact on our financial position as a result of the divestment.

Recent Developments

See “Item 5 — Operating Results — Restructuring Activity” and “Item 5 — Operating Results — Fair Value Loss on Preferred Shares of Mass Financial and its Former Subsidiary”.

Global Risk Control

In 2005, we developed a new, modern, formal and extensive global risk management program. This program included a comprehensive set of procedures designed to assure the technical, commercial and country risks associated with each project are adequately addressed in the pricing, engineering and negotiations of commercial terms. New procedures were developed and formalized with the assistance of external consultants. In 2008, we initiated an extensive review of our risk management procedures and set the framework for a comprehensive enterprise risk management program. To increase the independence of this risk function, our board of directors restructured this function to report directly to our board through our audit committee.

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

To enhance our ability to capitalize on Russian opportunities, we have established an exclusive joint venture with Rusoprom Interregional Joint Stock Company. Through the joint venture’s operating company, we are able to directly contract in Russia for detail design and fabrication of our industrial plant equipment. We are also exploring potential acquisitions for low cost platforms in engineering and manufacturing capacity in Russia.

Research and Development

Our research and development is orientated to our clients’ requirements and is done by a team of specialized engineers in various disciplines, supported by testing and analysis facilities with wide-ranging capabilities and organized by application of efficient project-management. We focus on equipment and processes for the manufacture of cement and the beneficiation of coal, iron ore, precious and semi-precious materials. Our research and development activities aim to achieve energy reduction and technical and economical optimization of machines and plants for crushing, grinding and beneficiation, considering the demands set for environmental protection and sustainability.

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

Order Intake and Backlog

Order intake is defined as the total of all orders which are received during the respective period, while order backlog is defined as the amount of orders received but not yet fulfilled. Our current order backlog includes contracts which may be at risk, meaning that we have received verbal indications from customers that contract variations or cancellations are a possibility.

For easy comparison on the trend without the foreign exchange effect, € amounts in this section have been translated into U.S.$ at 1.3920, being the exchange rate at December 31, 2008.

Our order intake and backlog have been impacted by the weakening of the global economy and the effect of the global recession on our customers’ capital expenditure programs. Faced with the prospect of lower commodity prices and the risk of surplus capacity, many plans to expand capacity have been put on hold, which is reflected in the lower order intake in the fourth quarter of 2008. Our order intake for the year ended December 31, 2008 decreased 24.7% from the year ended December 31, 2007. Order intake for the year 2008 was $622.5 million compared to $827.2 million for the fiscal year 2007. This decrease in order intake was primarily a result of cancellation of previously awarded contracts, delays in project awards by customers reviewing their financing alternatives in light of uncertainty in the credit market and the cancellation of planned projects resulting in fewer contract bidding opportunities. The geographic breakdown of order intake for the year ended December 31, 2008 consists of 12.1% from the Middle East, 22.9% from Asia, 57.3% from Russia and Eastern Europe and the balance primarily from Europe and the Americas.

The order backlog at the end of fiscal year 2008 amounted to $842.8 million, compared to $919.3 million at the end of fiscal year 2007. The decrease in order backlog at year end is directly related to the decrease in order intake over the course of the year. The geographic breakdown of order backlog at year end was 43.0% in Russia and Eastern Europe, 25.8% in the Middle East and 27.2% in Asia.

During the fourth quarter of 2008, we received requests from a limited number of customers to modify the terms of existing contracts. These requests included the extension of credit terms, delays or cancellation of the contracts. In addition, one of our customers went into voluntary liquidation. As a consequence of our review of every project in our backlog, including discussions with our customers and suppliers, we have determined that the amount of contracts at risk included in our order intake and backlog was $159.2 million as of December 31, 2008 and the total value of contracts officially cancelled as of that date amounted to $100.2 million. The cancelled orders were removed from the backlog and reduced fourth quarter order intake by the same amount. We recognized a loss of $32.0 million as at December 31, 2008 with respect to terminated customer contracts. We cannot provide any assurance as to the eventual amounts of contracts that may be at risk due to the uncertainty of the current and future economic conditions and other factors which are beyond our control. We have not quantified such impact and did not make provision for same in our audited consolidated financial statements for the year ended December 31, 2008 that are included in this annual report.

Industry Description

We anticipate that the current economic conditions and the credit shortage will continue to adversely impact the international construction market, as construction projects are dependent on the availability of financing. Many of our customers are reliant upon access to credit and equity capital markets to finance the projects for which they use our products and services. If the future economic environment continues to be less favourable than it has been in recent years, we may experience difficulties due to the financial viability of certain of our customers, their reduced ability to finance projects, and the reduced future demand for our products and services. We have sufficient knowledge to determine that some of our customers’ contracts are impaired as affected customers lack the ability to pay. These adverse economic conditions could lead to lower than expected revenues for our company in future years.

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

The market for cement equipment has three globally active, complete line suppliers. These are FLSmidth & Co. A/ S, Polysius AG and Sinoma International Engineering Company Ltd.

In the cement business, we principally compete with three part-line suppliers: Claudius Peters Group GmbH, which focuses on clinker cooling, and Loesche GmbH and Grüber Pfeiffer AG, which both focus on raw and finished materials grinding.

We conducted our business in 2008 in a global environment that was highly competitive and unpredictable. For more information, see “Item 3 — Key Information — Risk Factors”.

Sales and Distribution Channels

While we provide services throughout the world through our subsidiaries and representative offices, sales and marketing efforts are developed and coordinated by our sales and marketing agency. In general, decisions by clients to increase production capacities, either through the addition of new lines or through the expansion of existing facilities, are the result of an extensive formal planning process. Consequently, any opportunity is well known and anticipated by us and our competitors. However, opportunities in the after-sales markets are identified by diligent and constant interaction with operating plant managers.

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

In total, we currently hold 486 patents and 440 trademarks.

Description of Our Royalty Interest

We indirectly participate in a royalty interest in the Wabush iron ore mine. For a description of this royalty interest, see “Item 4 — Property, Plant and Equipment — Royalty Interest — Wabush Iron Ore Mine”.

Discontinued Operations

Disposition of Financial Services Operations

In December, 2005, our board of directors passed a resolution to distribute the majority of our financial services business to our shareholders. Our board of directors determined that the separation of our financial services business from our industrial plant engineering and equipment supply business would enhance the success of both businesses and maximize shareholder value over the long term by enabling each company to pursue its own focussed strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each business in comparison to other companies within their respective industries. In connection with the distribution, we ensured that we preserved our entitlement to Mass Financial Corp.’s exempt surplus earned in respect of our company and that inter-corporate indebtedness between our company and Mass Financial was eliminated in a tax-efficient basis. Pursuant to this resolution, we entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement with Mass Financial. At the time of the share exchange, our carrying amount of our investment in the Mass Financial group was $191.3 million (Cdn$218.8 million) (including a currency translation adjustments loss of $22.7 million). Our equity interest in Mass Financial was exchanged for preferred shares of Mass Financial and one of its former subsidiaries with an exchange value of $168.6 million (Cdn$192.9 million). The share exchange was accounted for as a related party transaction and accordingly, the difference of $22.7 million between the carrying amount of assets surrendered and the exchange value of the preferred shares received was charged to retained earnings.

Upon the closing of the restructuring and share exchange agreements, Mass Financial held all the financial services business of our company, except for MFC Corporate Services AG and our royalty interest in the Wabush iron ore mine, and our company held all Class B preferred shares and Class A common shares in the capital of Mass Financial.

On January 31, 2006, we completed the distribution of the Class A common shares of Mass Financial to our shareholders by way of a stock dividend of a nominal amount. This resulted in our financial services business being held by Mass Financial as a separate company.

Included in the assets of Mass Financial on the distribution date were 3,142,256 of our common shares with a carrying amount of $9.3 million. In February, 2006, Cdn$65.0 million of the preferred shares of Mass Financial were redeemed and the payment was effected by setting off Cdn$65.0 million owing to Mass Financial by us under a set-off agreement. Upon completion of all agreements related to the restructuring and distribution, we owned Class B preferred shares of Mass Financial and preferred shares of MFC Bancorp Ltd. (a wholly-owned subsidiary of Mass Financial until December 2008) which had an aggregate carrying value of $109.7 million (Cdn$127.9 million).

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

Pursuant to a loan agreement and a pledge agreement, we had an inter-corporate indebtedness due to Mass Financial of Cdn$37.0 million as at December 31, 2006, as evidenced by a promissory note. The promissory note bears interest at 4.4367% per annum, with the first annual payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, we will repay a principal amount of Cdn$2.5 million each year, over a 15-year period. Under the pledge agreement, we deposited in pledge with Mass Financial the collateral (our investment in Class B preferred shares of Mass Financial) to be held for the benefit of Mass Financial as continuing security for the due payment of the promissory note.

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

Following the distribution of Class A common shares of Mass Financial to our shareholders, Mass Financial agreed to provide certain management services in accordance with the terms of a services agreement entered into by our company and Mass Financial. Under that agreement, Mass Financial agreed to provide management services in connection with the investment in MFC Corporate Services in consideration for us paying Mass Financial 15% of the after tax profits of MFC Corporate Services and a right of first refusal. The right of first refusal granted Mass Financial an option whereby Mass Financial had the right to: (i) purchase MFC Corporate Services on the same terms as any bona fide offer from a third-party purchaser acceptable to us; or to (ii) assist in the sale, if ever, of MFC Corporate Services for an additional service fee of 5% of the purchase price. This agreement was terminated in November 2006 when we disposed of our equity position in MFC Corporate Services to the Mass Financial group. There were no fees paid to Mass Financial under this management services agreement.

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

Pursuant to the terms of the restructuring agreement, we and Mass Financial agreed that all current and outstanding guarantees issued by either of our companies would continue to be in force for a reasonable period of time following the consummation of the distribution of the Class A common shares of Mass Financial. Similarly, both parties agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was only one outstanding guarantee of $1.1 million which had been issued by us on behalf of a 27.8% equity method investee of Mass Financial and this guarantee expired in March, 2007. As at December 31, 2008 and 2007, there were no guarantees which were issued by our company on behalf of Mass Financial.

In November, 2006, we completed the disposition of our entire equity interest in MFC Corporate Services to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Corporate Services as of September 30, 2006 of $68.2 million (Cdn$77.9 million) and comprised cash of Cdn$38.8 million (Cdn$31.1 million paid in November, 2006 and Cdn$7.7 million to be paid on or before the day which is the earlier of 30 calendar days after (i) the date on which the triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of Cdn$8.0 million due November, 2007 bearing interest at 5% per annum and 1,580,000 of our common shares valued at initial share value of Cdn$31.1 million. The initial valuation of 1,580,000 of our common shares was subject to an adjustment which equalled to the positive balance, if any, between the initial share value and the market price on the Payment Date. At the time of the sale, our carrying amount of its investment in MFC Corporate Services was $67.8 million (Cdn$77.3 million). The sale was accounted for as a related party transaction. Accordingly, the difference of $0.5 million between the carrying amount of assets surrendered and the exchange value of the assets received and related income taxes of $1.7 million were charged to retained earnings. The wholly-owned subsidiary of Mass Financial had a put option to sell 9.9% common shares of MFC Corporate Services to us on the Payment Date.

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

In October, 2007, we sold the 9.9% equity interest in MFC Corporate Services to SWA Reit and Investments Ltd. at its book value of $8.2 million (Cdn$8.0 million) in exchange for 219,208 of our common shares and no gain or loss was recognized.

At the time of the disposition of MFC Corporate Services, MFC Corporate Services held an approximately 20% equity interest in a non-wholly-owned German subsidiary. It was the intention of both parties that the economic interest in the German subsidiary held by MFC Corporate Services be retained by us. To achieve this objective, we subscribed for shares of a subsidiary of Mass Financial that track the benefits from this 20% equity position in the German subsidiary. These shares entitle us to retain our commercial and economic interest in and benefits from this 20% equity position in the German subsidiary, net of related costs and taxes. The total consideration for the tracking stock subscription was $9.4 million of which $8.5 million (which was our carrying value) was paid in November 2006 and $0.9 million was unpaid as of December 31, 2006 (but paid in February 2007). Under the tracking stock agreement, we are the beneficiary, the stock trading company is the debtor and Mass Financial is the guarantor. Furthermore, we were granted by MFC Corporate Services the right to acquire common shares of the German subsidiary at fair market value and a right of first refusal in case of a potential sale or other disposal of common shares of the German subsidiary by MFC Corporate Services. The price payable by us will be offset against the tracking stock participation and therefore will be commercially netted to $nil except for related costs and taxes, if any. In 2007, MFC Corporate Services distributed its entire shareholding of the German subsidiary of our company to the wholly-owned subsidiary of Mass Financial (the immediate parent company of MFC Corporate Services) by way of dividend-in-kind. The tracking stock participation remains in force.

As at December 31, 2008 and 2007, we owned all Series 2 Class B preferred shares of Mass Financial. In October, 2006, we received 35,000 common shares of Mass Financial in connection with the asset exchange transaction, of which 16,618 common shares were sold in 2006 with the remaining 18,382 common shares sold in January 2007. We did not hold any common shares of Mass Financial as of December 31, 2008 and 2007. As of December 31, 2008, December 31, 2007 and January 31, 2006, there was one common director and one common officer between our company and Mass Financial.

In connection with the preparation of our financial statements for the year ended December 31, 2008, we took steps to determine the fair value of the preferred shares of Mass Financial and one of its former subsidiaries. The preferred shares are classified as available-for-sale securities and quoted market prices are not available. Since quoted market prices are not available we determined the fair value of these preferred shares using a discounted cash flow model and considered the quoted market prices of securities with similar characteristics. Our determination of fair value considered various assumptions, including time value, yield curve and other relevant economic measures. As a result, we recognized a fair value loss of $55.1 million on our investment in the preferred shares of the former subsidiaries. We have entered into negotiations with Mass Financial in an effort to come to an agreement regarding the immediate realization of the economic value of the preferred shares by way of redemption of these shares. No agreement has been reached between our company and Mass Financial, although the negotiation is ongoing. See “Item 5 — Operating Results — Fair Value Loss on Preferred Shares of Mass Financial and its Former Subsidiary”.

Real Estate and Other Interests

In March, 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit and Investments Ltd., a corporation governed by the laws of Barbados, contemplating an arrangement under Section 288 of the British Columbia Business Corporations Act, whereby we agreed to transfer certain non-core real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. Since then, we no longer hold any real estate interests. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million (Cdn$56.2 million), which also equalled their book value. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plant engineering and equipment supply business. The distribution of Austrian depositary certificates did not significantly change the economic interests of our shareholders in the assets of our company.

For reporting purposes, the results of operations of Mass Financial, MFC Corporate Services and SWA Reit have been presented as discontinued operations. For 2007 and 2006, the revenues of $nil and $35.6 million, respectively, and the pre-tax loss of $1.0 million and $3.3 million, respectively, were reported in discontinued operations. There were no discontinued operations in 2008.

C.	Organizational Structure

As at March 16, 2009, our significant wholly-owned direct and indirect subsidiaries are as follows:

Name of Wholly-Owned Subsidiary	Jurisdiction of Incorporation or Organization

KHD Holding AG	Switzerland
KHD Humboldt Wedag International Holding GmbH	Austria
KHD Humboldt Wedag International GmbH	Austria
Humboldt Wedag Inc.	USA
Humboldt Wedag India Ltd.	India
Humboldt Wedag Australia Pty Ltd.	Australia
KHD Investments Ltd.	Marshall Islands
New Image Investment Company Limited	USA
Inverness Enterprises Ltd.	Canada
KHD Humboldt Wedag (Cyprus) Limited	Cyprus
MFC & KHD International Industries Limited	Samoa
KHD Humboldt Wedag (Shanghai) International Industries Limited	China
KHD Sales and Marketing Ltd.	Hong Kong
KHD Humboldt Wedag International (UAE) FEZ	UAE
KHD Humboldt Wedag International Insurance Ltd.	Barbados
EKOF Flotation GmbH	Germany
KHD Humboldt Wedag Machinery Equipment (Beijing) Co. Ltd.	China
Sasamat Capital Corporation	Canada

As at March 16, 2009, our significant non-wholly-owned subsidiaries are as follows:

	Jurisdiction of		Our
Name of	Incorporation or	Owner	Beneficial
Non-Wholly-Owned Subsidiary	Organization	of Interests	Shareholding

KHD Humboldt Wedag International (Deutschland) AG	Germany	KHD Humboldt Wedag International Ltd.	98.1%(1)
KHD Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	98.1%
Humboldt Wedag Coal & Minerals Technology GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	98.1%
ZAB Zementanlagenbau GmbH Dessau	Germany	KHD Humboldt Wedag GmbH	98.1%
ZAB Industrietechnik & Service GmbH	Germany	ZAB Zementanlagenbau GmbH Dessau	98.1%
Humboldt Wedag (SA) (Pty) Ltd.	South Africa	KHD Humboldt Wedag International GmbH	73.5%
Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag GmbH	98.1%
Blake International Limited	British Virgin Islands	KHD Humboldt Wedag GmbH	98.0%
HIT International Trading AG	Germany	Blake International Limited	87.7%

(1)	Held by our company and/or our subsidiaries.

D.	Property, Plant and Equipment

Office Space

We lease office space at Suite 702, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong. We also maintain offices in Austria, India, Germany, USA, Saudi Arabia, UAE, South Africa, Australia and China.

Our principal business is the design and engineering of equipment for cement plants around the world. The fabrication of much of this equipment generally takes place in the area as close to a project as possible, in order to generate domestic employment activity and minimize costs. We lease space for an equipment repair facility in Cologne, Germany where certain specialized equipment is also fabricated.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2009. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms. We anticipate that we will cancel, transfer or downsize some of our existing leases as part of our restructuring efforts and in connection with the proposed divestment of our coal and minerals customer group.

Royalty Interest — Wabush Iron Ore Mine

We participate in a royalty interest which consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated which sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake Minerals of Cdn$0.22 per ton on shipments of iron ore from the Wabush iron ore mine. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2008, 2007 and 2006, 3.9 million, 4.8 million and 4.1 million tons of pellets of iron ore, respectively, were shipped from the Wabush iron ore mine.

The Wabush iron ore mine is operated by an unincorporated joint venture consisting of Wabush Iron Co. Limited, Dofasco Inc., U.S. Steel Canada Inc. and Cliffs Mining Company Inc., which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush iron ore mine. Pursuant to the terms of the mining sub-lease, this royalty payment by the joint venture is not to be less than Cdn$3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of Cdn$1.685 per ton with escalations as defined by agreement. Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and consequently the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity.

Although no assurance as to the future production levels can be provided, since the operator of the Wabush iron ore mine is owned by the joint venture of steel producers and traders, production from the mine has been generally maintained at relatively consistent levels.

In December, 2005, we commenced a lawsuit against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc. claiming that such parties breached their contractual and fiduciary duties by inaccurately reporting and substantially underpaying the royalties properly due under the lease. We are also claiming reimbursement for the substantial costs that we have incurred in connection with our investigation into such matters. The parties have proceeded to arbitration in connection with the outstanding issues in connection with the substantial underpayment of royalties. Examinations for discovery have been completed and the arbitration panel began hearing the arbitration in March, 2009. We anticipate that the hearing will conclude by the end of May, 2009 and a decision will be rendered in 2009.

We hold the indirect royalty interest in the Wabush iron ore mine through our ownership of preferred shares of Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a purchase and sale agreement entered into with 0764509 B.C. Ltd. and another party. Cade Struktur sold to 0764509 B.C. Ltd. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by the Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with the lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush mine for an aggregate purchase price of Cdn$59.8 million. 0764509 B.C. Ltd. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable non-voting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. The Series A preferred shares pay an annual dividend at a dividend rate (which is adjusted annually based on the aggregate annual net royalties received by 0764509 B.C. Ltd. and was 34% in 2008, 21% in 2007 and 18% in 2006) on the redemption amount of the Series A preferred shares and are retractable by the holder at the initial issue price of Cdn$1,000 per share. The Series B preferred shares carry an annual dividend of 6% and are retractable by the holder at the then current redemption price, which is initially set at one dollar and will be increased by the amount of any reward that becomes payable in connection with the legal proceedings discussed above. In addition, 0764509 B.C. Ltd. granted to Cade Struktur a licence to market and sell certain blood pressure intellectual property for China, India, Russia and Korea. On September 11, 2006, we entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, we acquired all of the issued and outstanding common shares of Cade Struktur through the amalgamation of Cade Struktur and 39858 Yukon Inc. As a result, Cade Struktur became a wholly-owned subsidiary. We consolidated 0764509 B.C. Ltd. as a variable interest entity and Cade Struktur as its primary beneficiary. Effective December 28, 2006, we amalgamated with 39858 Yukon, with our company as the continuing corporation. As a result, we continue to indirectly participate in a royalty interest in the Wabush iron ore mine.

ITEM 4A	Unresolved Staff Comments

None.

ITEM 5	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2008 should be read in conjunction with our audited consolidated financial statements and related notes included in this annual report. Our financial statements included in this annual report were prepared in accordance with Canadian generally accepted accounting principles. For a reconciliation of our audited consolidated financial statements included in this annual report to United States generally accepted accounting principles, see Note 31 to our audited consolidated financial statements included in this annual report. We have made certain reclassifications to the prior periods’ consolidated financial statements to conform to the current period’s presentation.

A.	Operating Results

During our year ended December 31, 2008, we operated in two reportable segments consisting of (i) an industrial plant engineering and equipment supply business and (ii) our indirect interest in the Wabush iron ore mine.

Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and minerals processing industries. We design and build plants and equipment that produce and process clinker and cement and process coal and minerals such as copper and precious metals. We have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States. Revenue from the markets of Asia, the Middle East, the Americas, Russia and Eastern Europe represent approximately 22.8%, 23.6%, 9.5% and 33.5%, respectively, of our total revenues in 2008.

Impact of the Current Economic Conditions

The global economies, including our principal markets of Asia, Russia, Eastern Europe and the Middle East, are currently undergoing a period of economic uncertainty related to the tightening of credit markets worldwide. This has resulted in numerous adverse effects, including unprecedented volatility in financial markets and stock prices, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, increased unemployment, liquidity concerns and volatile but generally declining energy prices.

A significant portion of our business includes selling capital equipment to cement producers. We anticipate that the current economic conditions and the credit shortage will adversely impact the international construction market, as construction projects are dependent on the availability of financing. We also expect the demand for coal and minerals to decrease. Many of our customers are reliant upon access to credit and equity capital markets to finance the projects for which they use our products and services. If the future economic environment continues to be less favourable than it has been in recent years, we may experience difficulties due to the financial viability of certain of our customers, their reduced ability to finance projects, and the reduced future demand for our products and services. These adverse economic conditions could lead to lower than expected revenues for our company in future years.

We have already experienced some impact from the weakening of the global economy as our order intake for the year ended December 31, 2008 decreased 24.7% from the year ended December 31, 2007. This decrease in order intake for the year was primarily a result of cancellation of previously awarded contracts, delays in project awards by customers reviewing their financing alternatives in light of uncertainty in the credit market and the cancellation of planned projects resulting in fewer contract bidding opportunities. As a consequence of our review of every project in our backlog, including discussions with our customers and suppliers, we have determined that the amount of contracts at risk included in our order intake and backlog was $159.2 million as of December 31, 2008. Further, the total value of contracts officially cancelled as of that date amounted to $100.2 million. The cancelled orders were removed from the backlog and reduced fourth quarter order intake by the same amount. We recognized losses of $32.0 million in the fourth quarter of 2008 as a result of the terminated customer contracts. We cannot provide any assurance as to the eventual amounts of contracts that may be at risk due to the uncertainty of the current and future economic conditions and other factors which are beyond our control. We have not quantified such impact and did not make provision for same in our audited consolidated financial statements for the year ended December 31, 2008 that are included in this annual report.

We are closely monitoring market communications concerning our customers. Many of our customers are facing liquidity problems and some are revisiting their capital expenditure plans by assessing the impacts of the tight credit markets, assuming demand for product will decrease, and weighing the decrease in the cost of shipping products as compared to importing products. The extent of our customers’ reductions in capital expenditures are not yet known. As a result of the current international financial conditions:

•	several of our customers have approached us to discuss renegotiating projects and contracts, including extensions of credit terms and/or delays in the completion of such projects;

•	we expect that some of our customers will cancel all or a portion of their projects; and

•	we expect that there will be a continued decrease in order intake and a decrease in the number of new project opportunities primarily as a result of our customers’ decisions to delay new projects.

In the last quarter of 2008, we reviewed each project in our backlog and the economic value of our other assets and we evaluated alternatives to adapt to these changing market conditions. We developed an action plan to minimize costs, maximize profitability and preserve shareholder value through the crisis period. We evaluated our current structure and made determinations to ensure that we are in a position to capitalize on opportunities that become available as conditions improve.

We determined that as a result of the impact of the current economic conditions on the economy and our customers, certain adjustments were required at December 31, 2008, including recording a provision for supplier commitments, settlements with suppliers on cancellation of purchase orders and inventories (for contracts in progress) and a reduction of the value of some of our financial assets as their value became impaired. We expect to incur restructuring charges in connection with the implementation of our restructuring program in 2009 and 2010. See below under the heading “Restructuring Activity”.

In summary, more challenging market conditions are anticipated for 2009 as customers’ willingness to invest in new projects is expected to decline because access to liquidity and credit is becoming tighter, which may have a negative impact on our results for fiscal year 2009 and subsequent years.

Provisions for Supplier Commitments on Terminated Customer Contracts

As a result of changes in market conditions and the international business environment caused by the current financial crisis during the fourth quarter of 2008, we received requests from a number of customers to modify their existing contract terms. These requested variations included extensions of credit terms, delays or cancellation of contracts. In addition, one of our customers went into voluntary liquidation. We evaluated our legal and commercial positions with respect to each potentially affected contract. Provisions were recorded for all non-cancellable supplier purchase obligations and doubtful receivables and all work in progress on these contracts was expensed immediately. We are now working with our legal advisors, customers and suppliers to determine the best course of action for fiscal year 2009.

We recognized the losses on the terminated customer contracts in the fourth quarter of 2008 as follows:

Provisions:
Supplier commitments	$17,027
Penalty for cancellation of purchase orders	3,401
Inventories (contracts-in-progress)	2,606

23,034
Inventories (raw materials and finished goods)	2,637
Inventories (contracts-in-progress)	6,037
Customer receivables	258

Losses on terminated customer contracts for the year	$31,966

The following table shows the beginning and ending balance of the provisions during 2008:

Balance at beginning of year	$—
Costs recognized	23,034
Paid	—
Reversal	—
Currency translation adjustments	695

Balance, at end of year	$23,729

We expect to pay out the provisions by December 31, 2009.

Restructuring Activity

We expect that the dramatic changes in world credit markets and the global recession will have a negative impact on our customers’ future capital expenditure programs. In the last quarter of 2008, we evaluated alternatives to adapt to these changing market conditions and to review each project in our backlog and the economic value of our assets. To improve the profitability, competitiveness and efficiency of our business and preserve shareholder value in response to the challenging global economy and expected lower order intake, we are implementing a fundamental restructuring of our business model to be broadly implemented across our various businesses during fiscal 2009 and 2010.

We have initiated a restructuring program, aligning capacities to changes in market demands, allocating resources depending on geographical needs and focusing on markets and equipment that will meet our objective of offering cost effective solutions to our customers. As part of the program, we are undertaking several initiatives to transform the structural efficiency of our operations worldwide. These initiatives include a reduction in our international headcount and an intended divestiture of our coal and minerals customer group. It is estimated that the restructuring program will cost between $25.0 to $30.0 million. These costs relate primarily to employee severance costs, asset impairments and lease termination costs.

The restructuring program will reduce our global workforce by approximately 50 percent over the next eighteen months. This will be achieved through a combination of rightsizing initiatives and the sale or shutdown of certain non-core businesses and assets. As part of this initiative, we will realign the size and scope of our internal manufacturing capacity.

In connection with the restructuring program, we have determined to make certain changes with respect to our coal and minerals customer group. Specifically, we intend to: (i) merge our roller press business in the minerals market with our cement roller press business worldwide; and (ii) divest our coal and minerals customer group in each of Germany, India, China, South Africa, Russia and Australia. The sales revenue in 2008 and 2007 of the customer group to be divested amounted to approximately $53.0 million. We began the process for the divestiture of our coal and minerals customer group in March, 2009 and expect the divestment to take three to six months, which duration may vary depending on the course of action chosen. We do not expect a material impact on our financial position as a result of the divestment.

The amount of the actual obligations for the restructuring program may vary due to various factors, including market conditions, negotiations with third parties and finalization of severance agreements with employees. Should the actual amounts differ from our estimates, the amount of the restructuring charges could be materially impacted. None of these amounts have been provided for in our audited consolidated financial statements that are included in this annual report.

Fair Value Loss on Preferred Shares of Mass Financial and its Former Subsidiary

Our investment in the preferred shares of Mass Financial and one of its former subsidiaries is a legacy asset. The preferred shares were created in January, 2006 as a result of the spin-off of our financial services business.

In our report to shareholders for the year ended December 31, 2007, we announced that, as part of our continued realignment of our business to focus on the expansion of our industrial plant engineering and equipment supply business, we intended to distribute to our shareholders the economic value of the preferred shares of Mass Financial in several tranches starting in 2008. As the year progressed, we made investigations to determine if the distribution could be consummated in a tax efficient and commercially reasonable manner. We ultimately determined that this proposed distribution was too complex and could not be achieved in a tax efficient and commercially reasonable manner.

In the last quarter of 2008, due to the dramatic changes in world credit markets and the global recession, we commenced a process where we began evaluating alternatives to adapt to these changing market conditions and reviewing each project in our backlog and the economic value of our assets, including the preferred shares of Mass Financial and one of its former subsidiaries. We had previously determined that the preferred shares of Mass Financial and one of its former subsidiaries were not core assets and were unrelated to our operating business. Further, the immediate realization of the economic value of such shares would allow our management to focus on operating our business, which is of primary importance during these times of economic uncertainty. Our management began to discuss the redemption of the preferred shares with Mass Financial so that we could divest the legacy assets and focus on our core business.

In connection with the preparation of our financial statements for the year ended December 31, 2008, we took steps to determine the fair value of these preferred shares. The preferred shares are classified as available-for-sale securities and quoted market prices are not available. Since quoted market prices are not available, we determined the fair value of these preferred shares using a discounted cash flow model and considered the quoted market prices of securities with similar characteristics. Our determination of fair value considered various assumptions, including time value, yield curve and other relevant economic measures. At December 31, 2008, we used a discount rate of 30% in our valuation model, based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares. As a result, we recognized a fair value loss of $55.1 million on our investment in the preferred shares of Mass Financial and one of its former subsidiaries. As the fair value of our investment in the preferred shares is determined in part using a valuation technique based on assumptions that are not supported by prices from observable current market transactions in the same instrument or based on available observable market data, the fair value would change significantly if one or more of those assumptions change. We consider the fair value loss to be an other than temporary decline in value as we expect to negotiate a settlement of the net position of the investment in the preferred shares of Mass Financial and one of its former subsidiaries.

We have entered into negotiations with Mass Financial in an effort to come to an agreement regarding the immediate realization of the economic value of the preferred shares of Mass Financial and one of its former subsidiaries by way of redemption of these shares. No agreement has been reached between our company and Mass Financial, although the negotiation is ongoing. Although we expect to reach a definitive agreement with Mass Financial for the realization of the economic value of the preferred shares of Mass Financial and one of its former subsidiaries in 2009, we can give no assurance that a successful negotiation will be completed. It is possible that the agreed upon settlement amount may differ from the fair value of the preferred shares as at December 31, 2008 due to changes in market conditions subsequent to the balance sheet date and because there is no liquid, active market for this net position. Please refer to Notes 12 and 26 to our audited consolidated financial statements included in this annual report.

Discontinued Operations

For a description of discontinued operations, see “Item 4 — Business Overview — Discontinued Operations — Disposition of Financial Services Operations” and “Item 4 — Business Overview — Discontinued Operations — Real Estate and Other Interests”.

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008
	(United States dollars in thousands, except per share amounts, in accordance with Canadian GAAP)

Revenues	$163,682	$193,596	$144,240	$136,836
Gross profit (loss)	(356)	36,574	28,332	25,207
Operating income (loss)	(14,582)	31,923	23,779	15,265
Income (loss) from continuing operations	(64,857)	30,804	19,670	7,431
Income (loss) from continuing operations, per share
Basic	(2.12)	1.01	0.65	0.25
Diluted	(2.12)	1.01	0.64	0.24
Net income (loss)(2)	(64,857)	30,804	19,670	7,431
Net income (loss) per share(2)
Basic	(2.12)	1.01	0.65	0.25
Diluted	(2.12)	1.01	0.64	0.24

	December 31,		September 30,	June 30,	March 31,
	2007		2007	2007	2007
	(United States dollars in thousands, except per share amounts, in accordance with Canadian GAAP)

Revenues	$163,498		$150,441	$159,544	$106,908
Gross profit	25,875		20,551	19,405	20,128
Operating income (loss)	14,495		14,513	12,191	11,811
Income from continuing operations	12,854		19,727	10,284	8,115
Income from continuing operations, per share
Basic	0.43		0.65	0.35	0.28
Diluted	0.42		0.64	0.34	0.27
Net income(1)	11,611	(2)	11,782	10,269	8,480
Net income per share(1)
Basic	0.39	(2)	0.39	0.35	0.29
Diluted	0.38	(2)	0.38	0.34	0.28

(1)	Including both continuing and discontinued operations.

(2)	Including extraordinary gain.

Acquisitions and Divestitures

For a description of our significant dispositions, see “Item 4 — Business Overview — Discontinued Operations — Disposition of Financial Services Operations” and “Item 4 — Business Overview — Discontinued Operations — Real Estate and Other Interests”.

There were no business combination transactions in 2008.

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

Overview of 2008 Results

The following table sets forth, for the periods indicated, certain key operating results and other financial information:

	Year Ended December 31
	2008	2007	2006
	(United States dollars in millions, except per share amounts)

Revenues	$638.4	$580.4	$404.3
Cost of revenues	516.6	494.4	338.5
Other operating income — resource property	27.2	18.1	6.7
General and administrative expenses (including stock based compensation)	60.6	51.1	31.9
Operating income	56.4	53.0	40.6
Income (loss) from continuing operations	(7.0)	51.0	34.2
Basic earnings (loss) per share, continuing operations	(0.23)	1.71	1.13
Diluted earnings (loss) per share, continuing operations	(0.23)	1.68	1.12

As discussed below, revenue for 2008 increased as compared to 2007. Costs of revenues of our industrial plant engineering and equipment supply business decreased from 85.2% of revenue in 2007 to 80.9% of revenue in 2008.

Summary of Three-Month and Twelve-Month Results

The following table provides selected financial information for the three and twelve-month periods ended December 31, 2008 and 2007.

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007
	(United States dollars in thousands, except per share amounts)

Revenues	$163,682	$163,498	$638,354	$580,391
Gross profit (loss)	(356)	25,875	89,757	85,959
Operating income (loss)	(14,582)	14,495	56,385	53,010
Income (loss) from continuing operations	(64,857)	12,854	(6,952)	50,980
Income (loss) from continuing operations, per share
Basic	(2.12)	0.43	(0.23)	1.71
Diluted	(2.12)	0.42	(0.23)	1.68
Net income (loss)(1)	(64,857)	11,611	(6,952)	42,142
Net income (loss) per share(1)
Basic	(2.12)	0.39	(0.23)	1.42
Diluted	(2.12)	0.38	(0.23)	1.39

(1)	Including both continuing and discontinued operations.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Based upon the yearly average exchange rates for the year ended December 31, 2008, the United States dollar decreased by approximately 6.6% in value against the Euro and by approximately 0.8% in value against the Canadian dollar, compared to the yearly average exchange rates in 2007. As at December 31, 2008, the United States dollar had increased by approximately 4.9% against the Euro and by 23.9% against the Canadian dollar since December 31, 2007.

In 2008, total revenues from our industrial plant engineering and equipment supply business increased by 10.0% to $638.4 million from $580.4 million in 2007, due to an increase in our business activity and favourable currency developments, particularly due to the depreciation of our reporting currency, the United States dollar, against the Euro. This level of activity is the result of completion of contracts resulting from the high demand in prior periods for cement plants in emerging markets including Russia and Eastern Europe, Asia and the Middle East driven by GDP growth rates and infrastructure investments. Further, our 2007 order backlog reached a historic high, leading to higher sales in 2008. Our order intake decreased during 2008 to $622.5 million, compared to $827.2 million in 2007, a decrease of 24.7%. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly Russia, Eastern Europe, the Middle East and Asia. Backlog at the close of 2008 decreased by 8.3% to $842.8 million (€605.5 million) from $919.3 million (€629.6 million) at the close of 2007.

In 2008, cost of revenues for our industrial plant engineering and equipment supply business increased by 4.5% to $516.6 million from $494.4 million in 2007. The increase in expenses reflects the increase in our revenues. When taking into account only revenues and cost of revenues, our gross profit margin increased from 14.8% in 2007 to 19.1% in 2008. The increase in margin is a consequence of improved project execution, increased capacity utilization and continuing success with finding alternative, more cost effective, equipment procurement opportunities. However, due to the current economic situation, we were required to take a provision of $32.0 million against certain customer contracts which reduced our profit margin by 5% to 14.1%. We will continue to target projects where we judge the returns to be reasonable and the risks to be controllable.

We also earned income of $27.2 million from our interest in the Wabush iron ore mine in 2008, as compared to $18.1 million in 2007. The income increased primarily due to a higher iron ore price and a royalty payment adjustment of Cdn$1.6 million for 2005-2008 which was made as corrections of errors previously made by Wabush Mines with respect to the royalty rates.

General and administrative expenses, excluding stock based compensation, increased by 20.3% to $56.2 million in 2008 from $46.7 million in 2007. A large proportion of our expenses are incurred in currencies other than the United States dollar, and a weakening of the United States dollar during 2008 therefore increased our reported expenses. General and administrative expenses increased in 2008 by approximately $4.6 million as a consequence of the depreciating United States dollar during the year (as compared to 2007). We also invested in the development of our proprietary technology. As a consequence, research and development expenditures increased to $4.3 million in 2008 from $2.9 million in 2007. The remaining increase is primarily linked to the strengthening of management, administrative and supporting services for the expansion of business activities. Stock-based compensation was $4.4 million in both 2008 and 2007.

In 2008, net interest income increased to $19.2 million (interest income of $21.4 million less interest expense of $2.3 million) as compared to $10.5 million (interest income of $13.2 million less interest expense of $2.7 million) in 2007. The increase in net interest income was a result of a higher cash position resulting from our profitable operations.

In the fourth quarter of 2008, we recognized a fair value loss on our investment in the preferred shares of Mass Financial and one of its former subsidiaries, which resulted in an expense of $55.1 million. See “Item 5 — Operating Results — Fair Value Loss on Preferred Shares of Mass Financial and its Former Subsidiary”.

Other expense was $9.9 million in 2008, as compared to other income of $4.2 million in 2007. In 2008, other expenses included losses on trading securities of $11.2 million, which were partially offset by $2.0 million of other income and net unrealized gains on currency derivatives of $1.2 million. The losses on trading securities were primarily attributable to reduced mark-to-market valuations resulting from the impact of the economic crisis on global financial markets in the fourth quarter of 2008.

We recognised an income tax expense (other than resource property revenue taxes) of $12.8 million in 2008, compared to $8.3 million in 2007. The effective tax rate (other than resource property revenue taxes and excluding the loss on the investment in the preferred shares of Mass Financial and one of its former subsidiaries) was 31.7% in 2008, compared to 17.4% in 2007. The increase in tax expense is primarily a result of the release of valuation allowance related to certain future income tax assets in 2007, but not in 2008. We paid $15.9 million cash in income tax (other than resource property revenue tax) in 2008, compared to $2.7 million in 2007. The increase in income tax paid is mainly due to higher tax prepayments in 2008 compared to 2007 and to the fact that German income tax for the year 2006 was paid in 2008. Furthermore, some of the available tax loss carryforwards were fully available for offsetting taxes in 2007, but were used up in 2008. As at December 31, 2008, we had non-capital tax loss carryforwards of $122.7 million in Germany which have an indefinite life and $41.3 million in Canada that begin to expire in 2009.

Minority interests decreased in 2008 to $0.7 million negative from $2.4 million negative in 2007 as a result of our acquisition of an additional equity interest in KHD Humboldt Wedag International (Deutschland) AG, through the acquisition of all the shares of Sasamat Capital Corporation in 2007.

In 2008, our loss from continuing operations was $7.0 million, or $0.23 per share on a basic and diluted basis. In 2007, our income from continuing operations was $51.0 million, or $1.71 per share on a basic basis ($1.68 per share on a diluted basis) and loss from discontinued operations was $9.4 million, or $0.31 per share on a basic and diluted basis. There were no discontinued operations in 2008. Discontinued operations in 2007 included the results from real estate interests and included a reduction of future tax assets of $6.3 million and a currency translation loss of $2.5 million.

In 2007, we recognised an extraordinary gain of $0.5 million, or $0.02 per share on a basic and diluted basis, which represented the negative goodwill in excess of assets acquired arising from a buyout of minority interests in a non-wholly-owned subsidiary. There were no extraordinary gains in 2008.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The disposition of our company’s real estate interests in September, 2007 and the financial services segment in 2006 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our audited consolidated financial statements included in this annual report.

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

In 2007, total revenues from our industrial plant engineering and equipment supply business increased by $176.1 million (43.6%) to $580.4 million from $404.3 million in 2006, primarily as a result of increases in business activities. This level of activity is the result of increasing demands for cement plants in emerging markets including the Middle East, India, Russia and Eastern Europe, and Asia driven by GDP growth rates and infrastructure investments. There is also an increase in growth in demand for modifications and upgrades to existing facilities to incorporate more fuel efficient technologies as a consequence of rising petroleum costs and more stringent enforcement of environmental controls on carbon dioxide emissions. The increase in revenues is associated with an increase in order intake during 2007 to $827.2 million (€605.2 million) over $640.0 million (€509.8 million) in the full year of 2006, or an 18.7% increase in terms of €. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly the Middle East, Asia, Russia and Eastern Europe. Backlog at the close of 2007 also increased by 37.8% over 2006 to $919.4 million (€629.6 million) from $603.1 million (€457.0 million) in terms of €.

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

General and administrative expenses, excluding stock based compensation, increased to $46.7 million from $29.8 million in 2006, an increase of 56.7%. The increase is primarily linked to an increase in our business activities particularly in connection with our administrative and supporting services to the expansion of business activities. In addition to increases related to supporting business activities, we invested $2 million in legal and professional services related to the creation of a modern and transparent group structure. This included establishing and documenting service agreements between subsidiaries and reducing minority shareholders in our subsidiaries and cross holdings. We believe that this formalization and simplification improved the operational and tax efficiency of the group. In addition, as a large proportion of our expenses are incurred in currencies other than the United States dollar, a weakening of the United States dollar therefore increases our reported expenses. General and administrative expenses increased by approximately $1.5 million as a consequence of the weakening United States dollar.

In 2007, net interest income increased to $10.5 million (interest income of $13.2 million less interest expense of $2.7 million) as compared to net interest income of $2.8 million (interest income of $5.0 million less interest expense of $2.2 million) in 2006. The increase in interest income was a result of a higher cash position resulting from our profitable operations and our investment in the preferred shares of Mass Financial and one of its former subsidiaries.

Other income decreased to $4.2 million from $5.2 million in 2006. Other income included fee income of $4.7 million and gain of $2.8 million in 2007 and 2006, respectively.

We recognised an income tax expense (other than resource property revenue taxes) of $8.3 million in 2007, compared to $9.7 million in 2006. The effective tax rate (other than resource property revenue taxes) was 17.4% in 2007, compared to 21.7% in 2006. The decrease in tax expense was primarily a result of the release of valuation allowance related to certain future income tax assets. We paid $2.7 million cash in income tax in 2007, compared to $0.6 million in 2006. As at December 31, 2007, we had non-capital tax loss carryforwards of $158.9 million in Germany which have an indefinite life and $56.4 million in Canada that begin to expire in 2008.

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

In 2007, we recognised an extraordinary gain of $0.5 million, or $0.02 per share on a basic and diluted basis, which represented the negative goodwill in excess of assets acquired arising from a buyout of minority interests in a non-wholly-owned subsidiary.

B.	Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated.

	December 31,
	2008	2007
	(In millions)

Cash and cash equivalents	$409.1	$354.4
Total assets	765.7	789.3
Long-term debt	11.3	13.9
Shareholders’ equity	261.9	307.2

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, cash deposits and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. Our cash and short-term deposits are deposited in highly rated banks located principally in Austria and Germany. The largest portion of the cash is denominated in Euros, the currency of our major operating subsidiaries, and the balance is held in United States dollars, Indian rupees and Canadian dollars. We continuously monitor both the credit rating of such banks and the public commitments from the Austrian and German governments regarding financial support for their banks. The Austrian and German governments recently announced their commitment to support their banking systems in the event that such support should be necessary as a result of the current economic uncertainty.

As at December 31, 2008, our total assets decreased to $765.7 million from $789.3 million as at December 31, 2007, primarily as a result of a fair value loss on our investment in preferred shares of Mass Financial and one of its former subsidiaries as discussed in “Item 5 — Operating Results — Fair Value Loss on Preferred Shares of Mass Financial and its Former Subsidiary”. At December 31, 2008, our cash and cash equivalents were $409.1 million, compared to $354.4 million at December 31, 2007. The increase in our cash position is primarily due to a strong business performance during 2008 until the fourth quarter. As at December 31, 2008, the market value of our short-term securities amounted to $3.0 million, compared to $15.5 million as at December 31, 2007. This primarily represents an unrealized loss on the marketable securities that we hold. The unrealized losses relate primarily to losses incurred on investments in publicly traded marketable securities in companies in the financial and commodities segments. As at December 31, 2008, our long-term debt, less current portion, was $11.3 million, compared to $13.9 million as at December 31, 2007.

As at December 31, 2008, we had credit facilities of up to a maximum of $478.6 million with banks which issue bonds for our industrial plant engineering and equipment supply contracts. As of December 31, 2008, $241.9 million (December 31, 2007: $187.1 million) of the available credit facilities amount had been committed and there are no claims outstanding against these credit facilities. As at December 31, 2008, cash of $32.0 million has been collateralized against these credit facilities and the banks charge 0.7% to 0.8% per annum on outstanding amounts. We are in, and are expected to remain in, compliance with covenants as stipulated in the credit facilities.

As at December 31, 2008, we had debt maturities (including interest payments) of $0.3 million due in 12 months and $0.3 million due in 12 to 24 months. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. For more information, see Note 17 to our audited consolidated financial statements included in this annual report.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Changes in Financing and Capital Structure

We finished 2008 with a cash balance of $409.1 million and working capital of $279.9 million. There were no significant share issuances nor long-term debt financing during 2008.

Operating Activities

In 2008, operating activities provided cash of $84.1 million, as compared to $130.1 million in 2007. Net income after adding back losses on short-term securities, fair value loss on investments in preferred shares of former subsidiaries, future income taxes plus increases in accounts payable and accrued expenses and provision for terminated customer contracts and the decrease in inventories were the prime contributors to the cash provided by the operating activities in 2008. During 2008, the increases in restricted cash, receivables and contract deposits and prepaid and the decrease in income tax liabilities were the principal uses of cash.

We expect to satisfy our working capital and other requirements in the next twelve months through cash flow from operations and the utilization of a portion of our cash reserves.

Changes in operating assets and liabilities resulted in a source of funds of $8.4 million in 2008 and reflects business development and the stage of completion of many of our projects. During 2008, we invested $15.1 million in trade and other receivables and increased our investment in contract deposits, prepaids and other by $27.9 million, which is reflective of the stage of completion of our customer contracts. Income tax liabilities declined by $11.1 million giving rise to a use of funds. Our primary sources of funds from operating assets and liabilities in 2008 arose from an increase in accounts payable that provided cash of $44.0 million and provision for loss on supplier commitments and terminated customer contracts that provided cash of $22.4 million.

Changes in operating assets and liabilities resulted in a source of funds of $69.3 million in 2007, reflecting increased progress billings, decreased inventories and general business development. During 2007, trade and other receivables provided cash of $11.3 million and we increased our investment in contract deposits, prepaid and other by $6.7 million, which was reflective of the stage of completion of our customer contracts. Income tax liabilities in 2007 provided cash of $7.8 million as a result of an increase in such liabilities. Our primary source of funds from operating assets and liabilities in 2007 arose from an increase in progress billings that provided cash of $76.9 million.

Investing Activities

During the year ended December 31, 2008, investing activities used cash of $6.2 million, as compared to $11.7 million in 2007. We did not have significant investing activities in either period.

We used $1.5 million in acquiring increased shareholdings in subsidiaries in 2008, compared to $7.8 million in 2007. Capital expenditures were $3.0 million and $3.5 million in 2008 and 2007, respectively.

Financing Activities

In 2008, financing activities provided cash of $2.3 million, as compared to $0.6 million in 2007. We received $4.4 million as a result of the exercise of stock options in 2008, as compared to $8.8 million in 2007. In 2007, we used $5.4 million in connection with the distribution of the Austrian depository certificates of SWA Reit. Net debt repayment used cash of $2.1 million in 2008, compared to $2.8 million in 2007.

We had no material commitments to acquire assets or operating businesses at December 31, 2008. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Discontinued Operations

Our discontinued operations provided cash of $11,000 in 2007. There were no discontinued operations in 2008.

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

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. Foreign currency translation losses or gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income. As our revenues are also received in Euros, Indian rupees and Canadian dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros and Canadian dollars during that period.

In the year ended December 31, 2008, we reported a net $47.1 million currency translation adjustment loss, compared to a $45.5 million currency translation adjustment gain in 2007, and, as a result, our accumulated other comprehensive income at December 31, 2008 was $48.6 million, compared to $95.7 million at December 31, 2007. The currency translation adjustment loss did not have an impact on our consolidated income statement.

We periodically use derivative foreign exchange contracts to manage our exposure to certain foreign currency exchange rate risks. For more information, see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price and cash flow risks. We use derivatives to manage certain foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $28.9 million as of December 31, 2008 and the net unrealized gains of $1.2 million on the foreign currency derivatives were included in our other expense during the year ended December 31, 2008. For more information, see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

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

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited consolidated financial statements included in this annual report.

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

Inventories

Our inventories consist of construction raw materials, work-in-progress and finished goods. Our management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials, work-in-progress and contracts-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

Receivables

Typically, receivables are financial instruments which are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluation of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in our receivables and judgments about economic conditions.

Assets acquired in satisfaction of receivables are recorded at the lesser of their fair value at the date of transfer or the carrying value of the receivables. Any excess of the carrying value of the receivables over the fair value of the assets acquired is written off and is included in the determination of the income. As of December 31, 2008, we determined that the gross amount of our trade receivables was $65.3 million and we recorded impairment charges on the trade receivables of $2.5 million. We may be required to record further impairments in the future should the global economy continue to deteriorate. See Note 6 to our audited consolidated financial statements included in this annual report.

Valuation of Securities

Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in the results of operations.

Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there has been a loss in value of an available-for-sale security that is other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: trend of the quoted market price and trading volume; financial position and results for a period of years; liquidity or going concern problems of the investee; changes in or reorganization of the investee and/or its future business plan; outlook of the investee’s industry; the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and our business plan and strategy to divest the security or to restructure the investee.

Our investment in the preferred shares of Mass Financial and one of its former subsidiaries was created in January, 2006 as a result of the spin-off of our financial services business. The preferred shares are classified as available-for-sale securities and quoted market prices are not available. Since quoted market prices are not available, we determined the fair value of these preferred shares using a discounted cash flow model and considered the quoted market prices of securities with similar characteristics. Our determination of fair value considered various assumptions, including time value, yield curve and other relevant economic measures. At December 31, 2008, we used a discount rate of 30% in our financial valuation model, based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares. As a result of this process, we recognized a fair value loss of $55.1 million on our investment in the preferred shares in 2008.

The unrealized fair value loss of $55.1 million on our investment in the preferred shares of Mass Financial and one of its former subsidiaries reflects the significant weakness in the global credit and equity markets experienced in the fourth quarter of 2008. We consider the fair value loss to be an other than temporary decline in value as we expect to negotiate a settlement of the net position of our investment in the preferred shares. As the fair value of our investment in the preferred shares of Mass Financial and one of its former subsidiaries is determined in part using a valuation technique based on assumptions that are not supported by prices from observable current market transactions in the same instrument or based on available observable market data, the fair value would change significantly if one or more of those assumptions change. It is possible that the agreed upon settlement amount of the preferred shares of Mass Financial and one of its former subsidiaries may differ from the fair value as at December 31, 2008, due to changes in market conditions subsequent to the balance sheet date and also because there is no liquid, active market for this net position. See Notes 12 and 26 to our audited consolidated financial statements included in this annual report.

Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

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

Pension Benefits

Our industrial plant engineering and equipment supply business in Europe maintains defined benefits plans for its employees who were employed prior to 1997. Employees hired after 1996 are generally not entitled to such benefits. The employees are not required to make contribution to the plans. We rely on the actuarial reports to record the pension costs and pension liabilities. The actuarial reports are prepared every year as at December 31. The reports are compiled and prepared based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but are not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

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

Provisions for Supplier Commitments on Terminated Customer Contracts

As a result of changes in the market conditions and business environment affected by the current financial crisis, during the fourth quarter of 2008, we received requests from a limited number of customers to modify the terms of existing contracts. These requests included extension of credit terms, delays or cancellation of contracts. In addition, one of our customers went into voluntary liquidation.

A provision was set up for terminated customer contracts including the unavoidable costs to be paid to suppliers less economic benefits expected to be received. Unavoidable costs to be paid to suppliers include purchase obligations whose nature has changed from contingent liability to provision. Economic benefits expected to be received have been calculated based on the estimated net recoverable value of respective material. Account receivables and the gross amount due from customers recorded for these contracts have been impaired.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Notes 1 and 31, respectively, to our audited consolidated financial statements included in this annual report.

International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. We will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS.

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

In June 2008, Canadian Securities Administrators issued a staff notice which states that staff recognize that some issuers might want to prepare their financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, the mandatory date for changeover to IFRS for Canadian publicly accountable enterprises, and staff are prepared to recommend exemptive relief on a case by case basis to permit a domestic issuer to prepare its financial statements in accordance with IFRS for financial periods beginning before January 1, 2011.

The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations.

We have not completed development of our IFRS changeover plan, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 exemptions. We expect to complete our project scoping, which will include a timetable for assessing the impact on data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements, by June 30, 2009.

We are required to qualitatively disclose our implementation impacts in conjunction with our 2008 and 2009 financial reporting. As activities progress, disclosure on pre- and post-IFRS implementation accounting policy differences is expected to increase. We are continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on our future financial position and results of operations is not reasonably determinable or estimable. Further, we anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of this disclosure required and any necessary systems changes to gather and process the information.

Adoption of New GAAP in 2008

Effective January 1, 2008, we adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862, Financial Instruments — Disclosures, Section 3863, Financial Instruments — Presentation, Section 3031, Inventories and amendments to Section 1400, General Standards of Financial Statement Presentation. The adoption of these new accounting standards and amendments resulted in incremental disclosures and did not have any material impact on our financial position as of January 1, 2008.

In October, 2008, the AcSB approved amendments to CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation and Section 3862, Financial Instruments — Disclosure, which permit the reclassification of some financial instruments in rare circumstances, which are the steps that the International Accounting Standards Board and other regional and international bodies are using to address financial reporting issues associated with the credit crisis that occurred since the third quarter of 2008. The amendments apply to reclassifications made on or after July 1, 2008. These amendments do not have an impact on the financial statements for the year ended December 31, 2008.

Goodwill and Intangible Assets

AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. This new standard applies to goodwill subsequent to initial recognition. Standards for the initial recognition, measurement and disclosure of goodwill acquired in a business combination are provided in CICA Handbook Section 1581, Business Combination. CICA Handbook Section 3064 applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. We have reviewed the requirements and concluded that they will not have a significant impact on our financial statements.

Business Combinations

AcSB issued CICA Handbook Section 1582, Business Combinations, in January 2009 to replace Section 1581. This new standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. CICA Handbook Sections 1582, 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, should be applied at the same time. We are reviewing the requirements of these new standards.

C.	Research and Development, Patents and Licenses, Etc.

We incurred research and development costs of $4.3 million, $2.9 million and $4.0 million in 2008, 2007 and 2006, respectively. Our research focuses on improving grinding technologies and producing equipment that uses less energy and therefore produces lower emissions, all of which are being demanded by our customers.

D.	Trend Information

Order intake is defined as the total of all orders which are received during the respective period, while order backlog is defined as the amount of orders received but not yet fulfilled. Our current order backlog includes contracts which may be at risk, meaning that we have received verbal indications from customers that contract variations or cancellations are a possibility.

For easy comparison on the trend without the foreign exchange effect, € amounts in this section have been translated into U.S.$ at 1.3920, being the exchange rate at December 31, 2008.

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

We have experienced some impact from the weakening of the global economy as our order intake for the year ended December 31, 2008 decreased 24.7% from the year ended December 31, 2007. Order intake for the year 2008 was $622.5 million compared to $827.2 million for the fiscal year 2007. This decrease in order intake was primarily a result of cancellation of previously awarded contracts, delays in project awards by customers reviewing their financing alternatives in light of uncertainty in the credit market and the cancellation of planned projects resulting in fewer contract bidding opportunities. The geographic breakdown of order intake for the year ended December 31, 2008 consisted of 12.1% from the Middle East, 22.9% from Asia, 57.3% from Russia and Eastern Europe and the balance primarily from Europe and the Americas.

Order backlog was similarly affected by the impact of the global recession on our customers’ capital expenditure programs. The order backlog at the end of fiscal year 2008 amounted to $842.8 million, compared to $919.3 million at the end of fiscal year 2007. The decrease in order backlog at year end was directly related to the decrease in order intake over the course of the year. The geographic breakdown of order backlog at year end was 43.0% in Russia and Eastern Europe, 25.8% in the Middle East and 27.2% in the Asian region.

During the fourth quarter of 2008, we received requests from a limited number of customers to vary existing contract terms as a result of the impact of the global financial crisis. As a consequence of our review of every project in our backlog, including discussions with our customers and suppliers, we are now able to confirm that the amount of contracts at risk included in our order intake and backlog was $159.2 million as of December 31, 2008 and the total value of contracts officially cancelled as of that date amounted to $100.2 million. The cancelled orders were removed from the backlog and reduced fourth quarter order intake by the same amount. The negative impact of these cancellations, delays and at risk contracts on our 2008 financial results is a $32.0 million reduction in gross profit. We cannot provide any assurance as to the eventual amounts of contracts that may be at risk due to the uncertainty of the current and future economic conditions and other factors which are beyond our control. We have not quantified such impact and did not make provision for same in our audited consolidated financial statements for the year ended December 31, 2008 that are included in this annual report.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

We do not have any guarantees (which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees) outstanding as of December 31, 2008.

We have credit facilities of up to a maximum of $478.6 million with banks which issue bonds for our industrial plant engineering and equipment supply contracts. As of December 31, 2008, $241.9 million of the available credit facilities amount has been committed and there are no bonding claims outstanding against such credit facilities.

F.	Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as	Less than	1-3	3-5	More than
at December 31, 2008	1 Year	Years	Years	5 Years	Total

Long-term debt obligations	$277	$11,728	$—	$—	$12,005
Operating lease obligations	3,772	2,694	2,580	828	9,874
Purchase obligations(1)	293,547	—	—	—	293,547
Other long-term liabilities reflected on our balance sheet under Canadian GAAP(2)	—	8,344	—	—	8,344

Total	$297,596	$22,766	$2,580	$828	$323,770

(1)	Purchases to complete our industrial plant engineering and equipment supply contracts which are accounted for by the percentage-of-completion accounting method.

(2)	Not including pension obligations.

G.	Safe Harbor

Not Applicable.

ITEM 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

We have no arrangement or understanding with major shareholders, customer, suppliers or others pursuant to which any of our directors or officers was selected as a director or officer. The following table sets forth the names and business experience of each of our directors and officers, as at March 16, 2009:

		Date of
		Commencement of	Expiration of Term
		Office with our	of Office with our
Name and Age	Present Position with our Company	Company	Company

Michael J. Smith (60)	Chairman and Director	1986	2011
James Busche (50)	President and Chief Executive Officer	2006	N/A
Alan Hartslief (50)	Chief Financial Officer and Secretary	2007	N/A
Jouni Salo (50)	Chief Operating Officer	2008	N/A
Dr. Shuming Zhao(1)(2)(3)(54)	Director	2004	2010
Dr. Kelvin K. Yao(1)(2)(3)(56)	Director	2004	2010
Silke Stenger(1)(2)(3)(40)	Director	2003	2011
Indrajit Chatterjee(1)(2)(3)(63)	Director	2005	2009

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Michael J. Smith — Chairman and Director

Mr. Smith has been our Chairman since 2003 and a director of our company since 1986. He was our Chief Financial Officer from 2003 until October 16, 2007 and was our Secretary until March 1, 2008. Mr. Smith was our President and Chief Executive Officer between 1996 and 2006. Mr. Smith is the President, Secretary and a director of Blue Earth Refineries Inc., a public company with its common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Mr. Smith is the President and a director of Mass Financial Corp., our formerly wholly-owned subsidiary.

Mr. Smith has extensive experience in advisory services, corporate finance, restructuring and international taxation planning. Until November 2006, he led our investing and merchant banking activities.

James Busche — President and Chief Executive Officer

Mr. Busche has been our Chief Executive Officer and President since March 7, 2006. Mr. Busche has over 20 years of international experience in the industrial plant engineering business in North America, Europe, China and India. He joined our company from Groupe LaPerriére & Verrault Inc. While at Groupe LaPerriére & Verrault, Mr. Busche served as Vice President and Managing Director (Asia). During his career, Mr. Busche has managed major globalization programs and completed a number of major acquisitions in the process industries.

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

Jouni Salo — Chief Operating Officer

Mr. Salo was appointed as the President of our Cement Division effective May 1, 2008 and was named as our Chief Operating Officer effective November 1, 2008. Mr. Salo has more than 25 years of international business experience in the industrial equipment market and broad based marketing and operational understanding at the senior executive level. Mr. Salo has served in a variety of senior positions with Metso Minerals Inc. and related operations. Most recently, he was President of the Construction Materials Business Line of Metso Minerals Inc. In this position he was responsible for the profitability and reorganization of one of the largest business divisions, having manufacturing plants in numerous parts of the world and with a strong focus on development of emerging markets. Previously, he played a pivotal role in the acquisition and integration of companies around the world. He holds a Bachelor of Science degree in Mechanical Engineering from the Technical College of Hameenlinna.

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

Silke Stenger — Director

Ms. Stenger has been a director of our company since 2003. She has been the Chief Financial Officer of Management One Human Capital Consultants since 2006. Previously, she was the Head of Investor Relations of Koidl & Cie. Holding AG from 1999 to 2002 and acted as an independent management consultant from 2002 to 2006.

Indrajit Chatterjee — Director

Mr. Chatterjee has been a director of our company since 2005. Mr. Chatterjee is a retired businessman who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.

Family Relationships

There are no family relationships between any of our directors, or executive officers.

B.	Compensation

During the fiscal year ended December 31, 2008, we paid an aggregate of approximately $3.0 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2008 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2008 to the senior management of our company:

SUMMARY COMPENSATION TABLE

							Long-				Total
			Share-	Option-		Annual	Term		All Other		Cash	Total
			Based	Based		Incentive	Incentive	Pension	Compen-		Compen-	Compen-
		Salary	Awards	Awards		Plans	Plans	Value	sation		sation	sation
Name and Principal Position	Year	($)	($)	($)(1)		($)	($)	($)	($)		($)	($)

Michael J. Smith(2)	2008	30,046	—	—		140,000	—	—	393,534	(3)	563,580	563,580
Chairman and Director
James Busche(4)	2008	310,000	—	—		120,000	—	—	90,067		520,067	520,067	(5)
Chief Executive Officer and President
Alan Hartslief(6)	2008	314,127	—	—		—	—	—	222,912		537,039	537,039
Chief Financial Officer and Secretary
Jouni Salo(7)	2008	141,345	—	242,550	(8)	—	—	—	243,576		384,921	627,471
Chief Operating Officer
George Zimmerman	2008	250,948	—	552,500	(9)	—	87,744	—	10,389		349,081	901,581
Senior Vice President
Rudolf Pich	2008	228,251	—	552,500	(10)	—	58,496	—	15,640		302,387	854,887
Vice President — Sales and Marketing
Hermann Kroger(11)	2008	224,098	—	552,500	(12)	43,872	43,872	—	11,773		323,615	876,115
Vice President — Engineering

(1)	The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 47.48% to 48.24%, risk-free interest rates of 3.09% to 3.24% and expected dividend yield of 0%.

(2)	Mr. Smith resigned as our President and Chief Executive Officer effective March 7, 2006, our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

(3)	Including a consultant fee of $230,000.

(4)	Mr. Busche was appointed our Chief Executive Officer effective March 7, 2006.

(5)	Includes $180,000 paid to Montgomery Partners.

(6)	Mr. Hartslief was appointed our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

(7)	Mr. Salo was appointed as the President of our Cement Division effective May 1, 2008 and was named our Chief Operating Officer effective November 1, 2008.

(8)	22,500 stock options were granted to Mr. Salo on May 15, 2008. The options have an exercise price of $30.89 per share and a grant date fair value of $10.78 per share.

(9)	50,000 stock options were granted to Mr. Zimmerman on May 19, 2008. The options have an exercise price of $31.81 per share and a grant date fair value of $11.05 per share.

(10)	50,000 stock options were granted to Mr. Pich on May 19, 2008. The options have an exercise price of $31.81 per share and a grant date fair value of $11.05 per share.

(11)	Mr. Kroger ceased to hold this position effective December 4, 2008.

(12)	50,000 stock options were granted to Mr. Kroger on May 19, 2008. The options have an exercise price of $31.81 per share and a grant date fair value of $11.05 per share.

Directors’ Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2008 to the directors of our company.

		Share-	Option-	Non-Equity
		Based	Based	Incentive Plan		All Other
	Fees Earned	Awards	Awards	Compensation	Pension	Compensation	Total
Name(1)	($)(2)	($)	($)	($)	Value ($)	($)	($)

Silke Stenger	101,125	—	—	—	—	—	101,125
Indrajit Chatterjee	79,500	—	—	—	—	—	79,500
Dr. Shuming Zhao	42,000	—	—	—	—	—	42,000
Dr. Kelvin K. Yao	36,000	—	—	—	—	—	36,000

(1)	Compensation provided to our director and Chairman, Michael Smith, is disclosed in the table above under the heading “Executive Compensation”.

(2)	Our directors are each paid an annual fee of $30,000 and $750 for each directors’ meeting attended as well as additional fees, as applicable, for their respective participation on our Audit and Compensation Committees.

We also reimburse our directors and officers for expenses incurred in connection with their services as our directors and officers.

Employment Agreements and Termination of Employment or Change of Control

Effective March 1, 2008, we entered into an independent consulting agreement with Michael Smith, our Chairman, pursuant to which he provides consulting services to our company. The agreement is for an indefinite term. Mr. Smith is paid a consulting fee and other compensation as is mutually agreed to by him and our Compensation Committee, which fee is to be reviewed annually. His current monthly fee is $20,000. Mr. Smith is also entitled to earn a bonus in the amount agreed to by him and our Compensation Committee upon the achievement of certain performance targets. In the event that the agreement is terminated by us or in the event of a change of control, Mr. Smith is entitled to receive a termination payment equal to the sum of three times the aggregate consulting fee paid to Mr. Smith in the previous twelve months plus the higher of his current bonus or the highest bonus received by him in the previous five years prior to such termination. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of the termination of the agreement and the date of the change of control, to require us to purchase all or any part of our common shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of our common shares on the NYSE for the ten preceding trading days.

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

In March, 2007, we entered into a Management Services Agreement with Montgomery Partners Limited, a company in which James Busche has an ownership interest. Pursuant to the agreement, Montgomery Partners provides, among others, strategic development services, management and technical and support services relating to our company. In consideration for the services to be rendered by Montgomery Partners, we agreed to pay management fees as follows: (i) a monthly fee of $28,000 payable at the end of each calendar month; (ii) monthly reimbursement of expenses agreed at $15,600 per month payable at the end of each calendar month; and (iii) a discretionary bonus upon the achievement by Montgomery Partners of certain performance objectives. In addition, we agreed to pay Montgomery Partners a non-refundable deposit of $255,740 to secure the performance of the services to be rendered under the agreement. The agreement may be terminated by either party upon giving the other party three months’ written notice, or upon the occurrence of certain events as more particularly described in the agreement. During 2008 and 2007, we paid, in aggregate, $1,309,140 and $1,926,000, respectively, to Montgomery Partners.

Effective October 11, 2007, we entered into an employment agreement with Alan Hartslief whereby we employ him as our Chief Financial Officer. The agreement is for an indefinite term. The agreement provides for an annual base salary of €209,000, a joining bonus of $120,000 and a bonus of 50% of the base salary if certain performance and company objectives are satisfied. Mr. Hartslief also received stock options to acquire up to 50,000 common shares at an exercise price of $31.28 per share on or before December 4, 2017 subject to certain vesting provisions. In addition, all unvested rights in any stock options or other equity awards made to Mr. Hartslief will vest in full in the event of a change of control. In addition, we have agreed to pay certain other benefits to Mr. Hartslief, including among others, a car and housing allowance and relocation expenses. In the event that Mr. Hartslief is terminated in connection with a change of control, he will be entitled to a lump sum severance payment equal to 24 months of his current annual salary under the agreement.

In November, 2008, we entered into an employment agreement with Jouni Salo whereby we employ him as our Chief Operating Officer. It provides for an annual base salary of €300,000, a joining bonus of €50,000 and a guaranteed bonus of 40% of his base salary for the first year of the agreement. Mr. Salo also will receive options of a value not less than 1.5 times his base salary each year, with the options to vest over a three year period. In addition, we have agreed to grant Mr. Salo certain other benefits, including, among others, a car allowance and relocation expenses. The agreement may be terminated by either party upon giving the other party three months’ written notice.

C.	Board Practices

Our Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. At each annual meeting of our company, a class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.

Other than as discussed above, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Our board of directors has established an audit committee. Our audit committee currently consists of Shuming Zhao, Kelvin K. Yao, Silke Stenger and Indrajit Chatterjee. The audit committee operates pursuant to a charter adopted by the board of directors. A copy of our audit committee charter is attached as Exhibit 99.1 to our annual report filed with the Securities and Exchange Commission on April 3, 2006. The audit committee is appointed and generally acts on behalf of the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The audit committee also oversees our company’s financial reporting process and internal controls and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, accounting principles and auditing procedures being applied.

Our board of directors has established a compensation committee. Our compensation committee currently consists of Shuming Zhao, Dr. Kelvin K. Yao, Silke Stenger and Indrajit Chatterjee. The compensation committee operates pursuant to a compensation committee charter adopted by the board of directors. A copy of our compensation committee charter is attached as exhibit 99.2 to our annual report filed with the Securities and Exchange Commission on April 3, 2007. The compensation committee is appointed and generally acts on behalf of the board of directors. The compensation committee is responsible for reviewing and approving annual salaries, bonuses and other forms and items of compensation for the senior officers and employees of our company. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the compensation committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to our board of directors on compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

Effective July 15, 2005, we formed a nominating and corporate governance committee. The nominating and corporate governance committee currently consists of Silke Stenger, Dr. Shuming Zhao, Dr. Kelvin K. Yao and Indrajit Chatterjee. The nominating and corporate governance committee operates pursuant to a charter adopted by our board of directors. A copy of our nominating and corporate governance charter is attached as Exhibit 99.3 to our annual report filed with the Securities and Exchange Commission on April 3, 2007. The primary function of the nominating and corporate governance committee is to assist our board of directors in developing our approach to corporate governance issues and monitoring performance against the defined approach. The nominating and corporate governance committee is also responsible for the nomination of directors by identifying and reporting on candidates to be nominated to our board of directors.

D.	Employees

As at March 16, 2009, we employed 1,196 people. At December 31, 2008, 2007 and 2006, we employed approximately 1,270, 1,224 and 1,074 people, respectively. Approximately 75% of the 465 employees of our subsidiary in Cologne, Germany, KHD Humboldt Wedag GmbH, are subject to a collective bargaining agreement.

E.	Share Ownership

There were 30,522,645 common shares, 1,579,720 stock options and no share purchase warrants issued and outstanding as of March 16, 2009. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

	Number of		Number of
Name	Common Shares		Stock Options to Purchase
Office Held	Beneficially Owned	Percentage(1)	Common Shares

Michael J. Smith(2) Chairman and Director	Nil	Nil	Nil
James Busche(3) Chief Executive Officer and President	Nil	Nil	Nil
Alan Hartslief(4) Chief Financial Officer and Secretary	Nil	Nil	50,000, exercise price of $31.28, expiry date of December 4, 2017
Jouni Salo(5) Chief Operating Officer	Nil	Nil	22,500, exercise price of $30.89 per share, expiry date of May 15, 2018
George Zimmerman Senior Vice President	Nil	Nil	16,668, exercise price of $13.06 per share, expiry date of May 17, 2016;
33,334, exercise price of $26.85 per share, expiry date of May 17, 2017
50,000, exercise price of $31.81 per share, expiry date of May 19, 2018
Rudolf Pich Vice President, Sales and Marketing	Nil	Nil	16,668, exercise price of $13.06 per share, expiry date of May 17, 2016;
33,334, exercise price of $26.85 per share, expiry date of May 17, 2017
50,000, exercise price of $31.81 per share, expiry date of May 19, 2018

	Number of		Number of
Name	Common Shares		Stock Options to Purchase
Office Held	Beneficially Owned	Percentage(1)	Common Shares

Hermann Kroger Vice President Engineering(6)	Nil	Nil	16,668, exercise price of $13.06 per share, expiry date of May 17, 2016;
50,000, exercise price of $26.85 per share, expiry date of May 17, 2017
50,000, exercise price of $31.81 per share, expiry date of May 19, 2018
Dr. Shuming Zhao Director	Nil	Nil	Nil
Dr. Kelvin K. Yao Director	Nil	Nil	Nil
Silke Stenger Director	Nil	Nil	Nil
Indrajit Chatterjee Director	Nil	Nil	Nil

(1)	Based on 30,522,645 common shares issued and outstanding as at March 16, 2009.

(2)	Mr. Smith resigned as our President and Chief Executive Officer effective March 7, 2006, our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

(3)	James Busche was appointed our Chief Executive Officer and President effective March 7, 2006. Does not include options that were granted to Montgomery Partners Limited, a company in which James Busche has an ownership interest.

(4)	Alan Hartslief was appointed our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

(5)	Jouni Salo was appointed as the President of our Cement Division effective May 1, 2008 and was named our Chief Operating Officer effective November 1, 2008.

(6)	Mr. Kroger ceased to hold this position effective December 4, 2008 and is no longer employed with our company as of March 16, 2009.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 5,524,000. Each option upon its exercise entitles the grantee to purchase one common share. The exercise price of an option may not be less than the closing market price of our common shares on the New York Stock Exchange, Inc. on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the New York Stock Exchange, Inc. for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. During the year ended December 31, 2008, we granted 425,826 options. As a result, there were 1,579,720 options outstanding as at December 31, 2008. There were 177,624 options available for grant under the stock option plan as at March 16, 2009.

Equity Incentive Plan

In August, 2008, our shareholders passed a resolution adopting an equity incentive plan to further align the interests of employees and directors with those of our shareholders by providing incentive compensation opportunities tied to the performance of our common stock and by promoting increased ownership of our common stock by such individuals. The equity incentive plan provides for the granting of nonqualified and incentive stock options, stock appreciation rights, restricted stock awards, stock awards, stock unit awards, performance stock awards and tax bonus awards to eligible employees, officers, directors and consultants to acquire up to an aggregate of 1,500,000 shares of our common stock. Subject to the terms of the plan, a committee, as appointed by our board of directors, may grant awards under the plan, establish the terms and conditions for those awards, construe and interpret the plan and establish rules for the plan’s administration. During the year ended December 31, 2008, no awards were granted under the equity incentive plan. There are 1,500,000 shares of our common stock available to be issued pursuant to an award under the plan as at March 16, 2009.

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

There were 30,522,645 common shares issued and outstanding as of March 16, 2009. The following table sets forth, as of March 16, 2009, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name	Amount Owned		Percent of Class(1)

Peter Kellogg	6,283,100	(2)	20.6%
Apis Capital, LP and Others(3)	1,584,194		5.2%

(1)	Based on 30,522,645 common shares issued and outstanding on March 16, 2009.

(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 5,643,100 of the shares, or approximately 18.7% of our issued and outstanding common shares.

(3)	A Schedule 13G was filed by (i) Apis Capital, LP, (ii) Apis Capital (QP), LP, (iii) Apis Capital Offshore, Ltd., (iv) Apis Global Deep Value, LP, (v) Apis Global Deep Value Offshore, Ltd., (vi) Apis Capital Advisors, LLC, (vii) Steven A. Werber, Jr. and (viii) Daniel J. Barker.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of March 16, 2009, there were 30,522,645 common shares issued and outstanding held by 564 registered holders. Of those common shares issued and outstanding, 168,160 common shares were registered in Canada (52 registered shareholders), 29,332,908 common shares were registered in the United States (504 registered shareholders) and 1,021,577 common shares were registered in other foreign countries (8 registered shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2008 and March 16, 2009, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

Continuing Operations

1. Transactions with related parties during the years:

	2008	2007	2006

Dividend income on preferred shares*	$—	$—	$3,727
Dividend income on common shares*	—	238	173
Royalty expense paid and payable*	(815)	(1,025)	(164)
Fee income	94	—	1,527
Fee expense for managing resource property	(1,707)	(1,118)	(169)
Fee expense for management services, including expense reimbursements	(4,303)	(1,308)	(1,053)
Interest income — net investment income on preferred shares of former subsidiaries	3,782	3,751	—
Interest income — other	—	(48)	46
Interest expense	(21)	(530)	(230)
Research and development expense paid to an equity investee	—	—	(1,000)
Impairment charge on a receivable	—	(238)	—

*	included in income from interest in resource property

2. Balance with related parties at December 31:

		2008	2007

Other receivables	Investment income	$21	$—
Other receivables	Due from affiliates	1,957	693
Other receivables	Income on the preferred shares of former subsidiaries	9,265	4,080
Equity method investments		325	654
Investment in preferred shares of former subsidiaries		19,125	91,960
Accounts payable and accrued expenses	Due to affiliates	844	2,171
Accounts payable and accrued expenses	Interest due to a former subsidiary	2,681	—

3. Transactions and balance with joint ventures:

The amount of income earned and expenses incurred by the joint ventures accounted for by proportionate consolidation with us for 2008 are follows:

Revenues	$340
Cost of revenues	1,051

In addition, the joint ventures had the following financial assets and liabilities with us as at December 31, 2008:

Trades receivable	$139
Advanced payments	4

4. Other:

During 2006, we agreed to pay our Chief Executive Officer’s expenses as part of his short-term employment arrangement. As a result of an amendment to the Chief Executive Officer’s employment arrangement in January, 2007, the Chief Executive Officer agreed to reimburse us for such expenses. During 2007, we paid expenses amounting to $19,000 on behalf of the Chief Executive Officer. The amount was outstanding as of December 31, 2007 and was repaid in full in February, 2008. In addition, we paid management fee expenses amounting to $1.3 million, $1.9 million and $nil in 2008, 2007 and 2006, respectively, to a corporation in which our Chief Executive Officer has an ownership interest.

During 2007, we acquired an investment in a private company from an affiliate for $50,000.

Discontinued Operations

There were no discontinued operations in 2008. We did not earn any income nor incur any expenses in our discontinued operations with related parties in 2007.

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

In November, 2006, we completed the disposition of our equity interest in MFC Corporate Services to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Corporate Services as of September 30, 2006 of $68.2 million (Cdn$77.9 million) and comprised cash of Cdn$38.8 million (Cdn$31.1 million paid in November 2006 and Cdn$7.7 million to be paid on or before the day which is the earlier of 30 calendar days after (i) the date on which the triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of Cdn$8.0 million due November 2007 bearing interest at 5% per annum and 1,580,000 of our common shares valued at an initial share value of Cdn$31.1 million. The initial valuation of 1,580,000 shares of our common stock was subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the payment date. The wholly-owned subsidiary of Mass Financial had a put option to sell 9.9% of the common shares of MFC Corporate Services to us on the Payment Date.

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

In March, 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit Ltd. (now called SWA Reit and Investments Ltd.), a corporation governed by the laws of Barbados, contemplating an arrangement under Section 288 of the British Columbia Business Corporations Act, whereby, we agreed to transfer certain real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. The arrangement was approved by our shareholders at our annual and special shareholders’ meeting held on July 27, 2007, and adjourned to August 3, 2007. September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plant engineering and equipment supply business. The distribution of Austrian depositary certificates (or common shares of SWA Reit) did not significantly change the economic interests of our shareholders in the assets of our company.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	Financial Information

A.	Consolidated Statements and Other Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in U.S. dollars.

Financial Statements Filed as Part of the Annual Report:

Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, dated March 26, 2009 on the Consolidated Financial Statements of our company as at December 31, 2008, 2007 and 2006

Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, on the effectiveness of internal controls over financial reporting as of December 31, 2008

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Difference

Consolidated Balance Sheets as at December 31, 2008 and 2007

Consolidated Statements of Income (Loss) for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

The audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 can be found under “Item 17 — Financial Statements”.

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

B.	Significant Changes

See “Item 5 — Operating Results — Restructuring Activity” and “Item 5 — Operating Results — Fair Value Loss on Preferred Shares of Mass Financial and its Former Subsidiary”.

ITEM 9	The Offer and Listing

A Offer and Listing Details

Since June 18, 2007, our common shares have been quoted on the New York Stock Exchange under the symbol “KHD”. Previously, our common shares were traded on the Nasdaq Global Select Market under the symbol “KHDH”. We voluntarily terminated our listing on the Nasdaq Global Select Market and the last day of trading of our common shares on the Nasdaq Global Select Market was June 15, 2007. The following table sets forth the high and low sales prices of our common shares on the New York Stock Exchange and the Nasdaq Global Select Market for the periods indicated.

	Exchange(1)
	High (U.S.$)(2)	Low (U.S.$)(2)

Annual Highs and Lows
2004	13.83	7.63
2005	13.26	7.75
2006	22.10	10.34
2007	45.74	18.00
2008	35.79	6.50
Quarterly Highs and Lows
2007
First Quarter	20.53	18.00
Second Quarter	32.25	20.46
Third Quarter	34.60	25.38
Fourth Quarter	45.74	25.37
2008
First Quarter	32.43	20.85
Second Quarter	35.79	23.61
Third Quarter	31.47	18.11
Fourth Quarter	21.00	6.50
Monthly Highs and Lows
2008
September	27.33	18.11
October	21.00	12.96
November	18.40	6.50
December	11.38	8.13
2009
January	13.59	9.80
February	10.98	7.72
March (to March 16, 2009)	8.54	6.65

(1)	Shares were traded on the Nasdaq Global Select Market up to and including June 15, 2007 and then on the NYSE on and after June 18, 2007.

(2)	All numbers have been adjusted to reflect the two (2) for one (1) stock split effective September 10, 2007.

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

We are organized under the laws of the Province of British Columbia, Canada and have been assigned the number C0707841.

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

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of Class A preferred shares without par value. Our Class A preferred shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and designate the rights, privileges, restrictions and conditions attaching to each series.

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

In June, 2008, we entered into an Amendment Agreement to a Revolving Letter of Guarantee Agreement, whereby we agreed to increase the amount of our guarantee to secure the due and punctual payment by KHD Humboldt Wedag International GmbH of all principal, interest, commission and all other monies due and payable under the original agreement from €195,000,000 up to a maximum of €300,000,000.

In March, 2008, we entered into an Independent Consultant Agreement with Michael Smith, our Chairman, pursuant to which he provides consulting services to our company.

In October, 2007, we entered into a Share Purchase Agreement with SWA Reit whereby we agreed to sell the 2,524 shares of MFC Corporate Services AG (formerly MFC Merchant Bank SA) that we acquired by virtue of the exercise of the put option granted to MFC Commodities GmbH to SWA Reit Ltd.

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

In June, 2007, we entered into an Arrangement Agreement with SWA Reit Ltd. whereby we agreed to transfer all of our real estate assets to SWA Reit Ltd.

In May, 2007, we entered into a Debt Settlement Agreement whereby we settled $7,154,799.86 of indebtedness owed to one of our subsidiaries by issuing 7,154,799 Class A Preference Shares, Series 1 to our subsidiary.

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

In February, 2007, we agreed to guarantee the obligations of KHD Humboldt Wedag International GmbH, a subsidiary of our company, pursuant to a Bonding Facility Agreement that KHD Humboldt Wedag International entered into for the principal sum of €20,000,000.

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

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia or in our charter documents. The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

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

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada unless a specific exemption as set out in the Investment Canada Act applies. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. In addition, recent amendments to the Investment Canada Act permit the Canadian government to review any investment where the Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security. No financial threshold applies to a national security review. The Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or, where the investment has already been made, require divestment. Review can occur before or after closing and may apply to corporate re-organizations where there is no change in ultimate control.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment. The Minister is required to provide reasons for a decision that an investment is not of net benefit to Canada.

Certain transactions relating to our common shares will generally be exempt from the Investment Canada Act, subject to the Minister’s prerogative to conduct a national security review, including:

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

Material Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be, a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

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

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum United States federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

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

For a list of our significant wholly-owned direct and indirect subsidiaries and significant non-wholly-owned subsidiaries, see “Item 4 — Information on the Company — Organizational Structure”.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from changes in interest rates, foreign currency exchange rates and equity prices which may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers and internal auditors to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts.

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

The following tabular disclosures include fair values of our market risk sensitive instruments and the amount of expected future cash flows from the instruments for each of the five years following the balance sheet date, and for the remaining years in aggregate. Fair value estimates are made at a specific point in time and are based on relevant market information about such instruments. However, for financial instruments in an inactive market, the fair value estimates are based on financial valuation models which are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The estimates of the expected future cash flows are based on certain assumptions, including management’s intentions, business strategies and interpretation of contractual terms of the financial instruments. Changes in assumptions could significantly affect the estimates of both fair value and the expected future cash flows. Accordingly, the following tables may fail to depict the effect on the risk positions and assumptions caused by any significant changes in the economy, changes in management’s expectations or intentions, or unilateral changes in contractual terms by counterparties.

Derivatives

As of December 31, 2008 and 2007, we had foreign currency forward contracts and options with aggregate notional amounts of $28.9 million and $40.7 million, respectively, for the purpose of covering our payment obligations to trade suppliers and our export trades receivable. We recognized net fair value gain of $1.2 million and loss of $155,000 in 2008 and 2007, respectively.

Interest Rate Risk

Fluctuations in interest rates may affect the fair value of fixed interest rate financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our financial instrument assets and increase the fair value of our financial instrument liabilities. A decrease in market interest rates may increase the fair value of our financial instrument assets and decrease the fair value of our financial instrument liabilities. Our financial instruments which may be sensitive to interest rate fluctuations are investments and debt obligations. The following tables provide information about our exposure to interest rate fluctuations for the carrying amounts of financial instruments that may be sensitive to such fluctuations as at December 31, 2008 and 2007, respectively, and expected cash flows from these instruments.

As at December 31, 2008
(In thousands)
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2009	2010	2011	2012	2013	Thereafter

Debt obligations	$11,313	$11,313	$277	$277	$11,451	—	—	—

(1)	Including interest and dividends where applicable.

As at December 31, 2007
(In thousands)
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2008	2009	2010	2011	2012	Thereafter

Debt obligations	$13,920	$13,088	$414	$2,466	$291	$11,926	—	—

(1)	Including interest and dividends where applicable.

Our investment in the preferred shares of Mass Financial and one of its former subsidiaries, with a carrying amount (which approximates estimated fair value) of $19.1 million and $92.0 million, respectively, as at December 31, 2008 and 2007, may also be sensitive to interest rate fluctuation. The preferred shares are classified as available-for-sale and quoted market prices are not available. Since quoted market prices are not available, we determined the fair value of these preferred shares using a discounted cash flow model and considered the quoted market prices of securities with similar characteristics. Our determination of fair value considered various assumptions, including time value, yield curve and other relevant economic measures. At December 31, 2008, we used a discount rate of 30% in our financial valuation model, based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares. As a result of this process, we determined to recognize a fair value loss on our investment in the preferred shares in 2008. As the fair value of our investment in the preferred shares of Mass Financial and one of its former subsidiaries is determined in part using a valuation technique based on assumptions that are not supported by prices from observable current market transactions in the same instrument or based on available observable market data, the fair value would change significantly if one or more of those assumptions change.

We have entered into negotiations with Mass Financial in an effort to come to an agreement regarding the immediate realization of the economic value of the preferred shares of Mass Financial and one of its former subsidiaries by way of redemption of these shares. No agreement has been reached between our company and Mass Financial, although the negotiation is ongoing. Although we expect to reach a definitive agreement with Mass Financial for the realization of the economic value of the preferred shares of Mass Financial and one of its former subsidiaries in 2009, we can give no assurance that a successful negotiation will be completed. It is possible that the agreed upon settlement amount may differ from the fair value of the preferred shares as at December 31, 2008 due to changes in market conditions subsequent to the balance sheet date and because there is no liquid, active market for this net position. Please refer to Notes 12 and 26 to our audited consolidated financial statements included in this annual report.

Foreign Currency Exchange Rate Risk

Our reporting currency is the United States dollar. We hold financial instruments primarily denominated in U.S. dollars and Euros and we have a Canadian dollar denominated investment in the preferred shares of former subsidiaries. A depreciation of such currencies against the United States dollar will decrease the fair value of our financial instrument assets and liabilities. An appreciation of such currencies against the U.S. dollar will increase the fair value of our financial instrument assets and liabilities. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are investments and debt obligations. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2008 and 2007, respectively, and expected cash flows from these instruments:

As at December 31, 2008
(In thousands)
		Fair	Expected Cash Flow(1)
	Carrying Value	Value	2009	2010	2011	2012	2013	Thereafter

Investments(2)	$2,777	$2,777	$2,777	—	—	—	—	—
Debt obligations(3)	$11,313	$11,313	$277	$277	$11,451	—	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities which are denominated in either Canadian dollars or Euros.

(3)	Debt obligations are denominated in Euros.

As at December 31, 2007
(In thousands)
		Fair	Expected Cash Flow(1)
	Carrying Value	Value	2008	2009	2010	2011	2012	Thereafter

Investments(2)	$14,274	$14,274	$14,274	—	—	—	—	—
Debt obligations(3)	$13,920	$13,088	$414	$2,466	$291	$11,916	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities which are denominated in Canadian dollars and Euros.

(3)	Debt obligations are denominated in Euros.

Equity Price Risk

Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amounts of financial instruments sensitive to such fluctuations as at December 31, 2008 and 2007, respectively, and expected cash flows from these instruments:

As at December 31, 2008
(In thousands)
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2009	2010	2011	2012	2013	Thereafter

Investments(2)	$2,987	$2,987	$2,987	—	—	—	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities.

As at December 31, 2007
(In thousands)
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2008	2009	2010	2011	2012	Thereafter

Investments(2)	$15,510	$15,510	$15,510	—	—	—	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities.

ITEM 12	Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15	Controls and Procedures

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2008. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective.

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on this evaluation, management concluded that, as of December 31, 2008, our company’s internal control over financial reporting was effective.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2008 has been audited by our independent registered chartered accountants, Deloitte & Touche LLP, who also audited our consolidated financial statements for the year ended December 31, 2008. Deloitte & Touche LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2008. Their report is included on page 77 of this annual report on Form 20-F.

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

Our board of directors has determined that Silke Stenger, a member of our audit committee, qualifies as an “audit committee financial expert” and is “independent” as the term is used in Section 303A.02 of the New York Stock Exchange Listed Company Manual. Ms. Stenger has a designation of Controller, IHK (that is, Certified Controller) granted by the German Chamber of Commerce and has completed international accounting standards courses at Steuerfachscheule Dr. Endriss GmbH & Co. KG, a tax and accounting college in Cologne, Germany. She has experience in corporate planning, project control, supervision of financial accounting, reporting analysis, and co-ordination with auditors.

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

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP for audit services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2008 and 2007 were Cdn$1,723,972 and Cdn$1,920,905, respectively (including all fees related to the audit of our annual financial statements for the fiscal years ended December 31, 2008 and 2007).

Audit Related Fees

For the fiscal years ended December 31, 2008 and 2007, Deloitte & Touche LLP performed assurance or related services relating to the performance of the audit or review of our financial statements which are not reported under the caption “Audit Fees” above, for aggregate fees totalling Cdn$359,774 and Cdn$301,050, respectively.

Tax Fees

For the fiscal years ended December 31, 2008 and 2007, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte & Touche LLP were $168,954 and Cdn$40,000, respectively.

All Other Fees

For the fiscal years ended December 31, 2008 and 2007, Deloitte & Touche LLP did not perform any non-audit professional services, other than those services listed above.

Audit Committee Pre-approval Policies and Procedures

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

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended December 31, 2008, we did not purchase any shares of our common stock pursuant to any repurchase program or otherwise.

ITEM 16F	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

Shares of our common stock are listed on the New York Stock Exchange. Summarized below are the significant differences between our corporate governance rules and the corporate governance rules applicable to U.S. domestic issuers under the listing standards of the NYSE:

•	Section 303A.03 of the NYSE’s Listed Company Manual requires the non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

Since January 1, 2006, our independent directors (all of whom are non-management directors) have not held any meetings at which non-independent directors and members of management were not in attendance.

•	Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.

Our current stock option plan requires shareholder approval of the plan, but not shareholder approval of material revisions to the plan.

ITEM 17	Financial Statements

Financial Statements Filed as Part of the Annual Report:

Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, dated March   , 2009 on the Consolidated Financial Statements of our company as at December 31, 2008, 2007 and 2006

Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, on the effectiveness of internal controls over financial reporting as of December 31, 2008

Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Difference

Consolidated Balance Sheets as at December 31, 2008 and 2007

Consolidated Statements of Income (Loss) for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In conducting this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.

The Company’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2008, and they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

/s/ James Busche James Busche Chief Executive Officer	/s/ Alan Hartslief Alan Hartslief Chief Financial Officer

Vancouver, British Columbia, Canada
March 26, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
KHD Humboldt Wedag International Ltd.

We have audited the accompanying consolidated balance sheets of KHD Humboldt Wedag International Ltd. and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of income (loss), shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of KHD Humboldt Wedag International Ltd. and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/  Deloitte and Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 26, 2009

Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes that have an effect on the comparability of the Company’s financial statements, such as the changes described in Note 1 B (iii) to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 26, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/  Deloitte and Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 26, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
KHD Humboldt Wedag International Ltd.

We have audited the internal control over financial reporting of KHD Humboldt Wedag International Ltd. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 26, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Difference referring to changes that affect the comparability of the Company’s financial statements.

/s/  Deloitte and Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 26, 2009

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(United States Dollars in Thousands)

	Notes	2008	2007

ASSETS
Current Assets
Cash and cash equivalents		$409,087	$354,397
Securities	5	2,987	15,510
Restricted cash		32,008	24,116
Accounts receivable, trade	6	62,760	62,074
Other receivables	7	28,313	18,585
Inventories	8	110,161	124,980
Contract deposits, prepaid and other	9	58,694	33,775
Future income tax assets	10	7,679	825

Total current assets		711,689	634,262
Non-current Assets
Property, plant and equipment	11	2,489	2,957
Interest in resource property		24,861	32,865
Equity method investments		325	654
Future income tax assets	10	6,339	24,658
Investment in preferred shares of former subsidiaries	12	19,125	91,960
Other non-current assets		830	1,955

Total non-current assets		53,969	155,049

		$765,658	$789,311

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	13	$178,582	$147,869
Progress billings above costs and estimated earnings on uncompleted contracts	8	171,843	184,830
Advance payments received from customers		11,331	9,190
Income tax liabilities		9,112	20,658
Deferred credit, future income tax assets	10	4,212	—
Accrued pension liabilities, current portion	14	2,158	2,205
Provision for warranty costs, current portion	15	30,856	31,503
Provision for supplier commitments on terminated customer contracts	16	23,729	—

Total current liabilities		431,823	396,255
Long-term Liabilities
Long-term debt	17	11,313	13,920
Accrued pension liabilities, less current portion	14	29,209	30,981
Provision for warranty costs, less current portion	15	7,524	11,799
Deferred credit, future income tax assets	10	4,176	15,712
Future income tax liability	10	7,646	2,593
Other long-term liabilities	18	8,344	4,931

Total long-term liabilities		68,212	79,936

Total liabilities		500,035	476,191
Minority Interests		3,709	5,926
Shareholders’ Equity	19
Common stock, without par value; authorized unlimited number		143,826	138,359
Treasury stock		(93,793)	(93,793)
Contributed surplus		7,623	4,319
Retained earnings		155,681	162,633
Accumulated other comprehensive income		48,577	95,676

Total shareholders’ equity		261,914	307,194

		$765,658	$789,311

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
For the Years Ended December 31, 2008, 2007 and 2006
(United States Dollars in Thousands, Except Earnings per Share)

	Notes	2008	2007	2006

Revenues		$638,354	$580,391	$404,324
Cost of revenues		516,631	494,432	338,495
Loss on terminated customer contracts	16	31,966	—	—

Gross profit		89,757	85,959	65,829
Income from interest in resource property		27,185	18,132	6,660
General and administrative expense		56,156	46,700	29,802
Stock-based compensation — general and administrative	20	4,401	4,381	2,132

Operating income		56,385	53,010	40,555

Interest income		21,449	13,155	5,044
Interest expense		(2,291)	(2,668)	(2,238)
Foreign currency transaction gains (losses), net		2,149	(2,003)	2,046
Fair value loss on investment in preferred shares in former subsidiaries	12	(55,076)	—	—
Share of profit (loss) of equity method investees		(272)	142	563
Other income (expense), net	21	(9,912)	4,169	5,154

Income before income taxes and minority interests from continuing operations		12,432	65,805	51,124
Provision for income taxes:
Income taxes	22	(12,800)	(8,278)	(9,658)
Resource property revenue taxes	22	(5,864)	(4,161)	(644)

		(18,664)	(12,439)	(10,302)

Income (loss) before minority interests from continuing operations		(6,232)	53,366	40,822
Minority interests		(720)	(2,386)	(6,670)

Income (loss) from continuing operations		(6,952)	50,980	34,152
Loss from discontinued operations, net of tax		—	(9,351)	(2,874)
Extraordinary gain, net of tax		—	513	—

Net income (loss)		$(6,952)	$42,142	$31,278

Basic earnings (loss) per share	23
— from continuing operations		$(0.23)	$1.71	$1.13
— from discontinued operations		0.00	(0.31)	(0.10)
— extraordinary gain		0.00	0.02	0.00

		$(0.23)	$1.42	$1.03

Diluted earnings (loss) per share	23
— from continuing operations		$(0.23)	$1.68	$1.12
— from discontinued operations		0.00	(0.31)	(0.09)
— extraordinary gain		0.00	0.02	0.00

		$(0.23)	$1.39	$1.03

Weighted average number of common shares outstanding	23
— basic		30,401,018	29,895,468	30,162,412
— diluted		30,401,018	30,402,130	30,415,452

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2008, 2007 and 2006

								Accumulated
								Other
								Compre-
						Equity		hensive
						Component		Income
	Common Stock		Treasury Stock			of		Currency
	Number of		Number of		Contributed	Convertible	Retained	Translation
	Shares	Amount	Shares	Amount	Surplus	Debt	Earnings	Adjustment	Total

Balance at December 31, 2005	32,292,522	$71,512	(5,021,754)	$(17,938)	$—	$113	$169,288	$21,284	$244,259
Net income	—	—	—	—	—	—	31,278	—	31,278
Distribution of Mass Financial Corp.	—	—	3,142,256	8,356	—	—	(22,662)	22,662	8,356
Disposition of MFC Merchant Bank S.A.	—	—	—	—	—	—	(1,162)	—	(1,162)
Shares received as a partial consideration on disposition of MFC Merchant Bank S.A.	1,562,256	27,246	(3,142,256)	(54,801)	—	—	—	—	(27,555)
Shares issued for conversion of bonds	292,602	3,603	—	—	—	(113)	—	—	3,490
Shares issued for increase of equity interest in a non-wholly-owned Canadian subsidiary	170,000	3,083	—	—	—	—	—	—	3,083
Shares issued for increase of equity interest in an equity method investee	26,210	402	—	—	—	—	—	—	402
Shares issued to extinguish debt	144,546	2,749	—	—	—	—	—	—	2,749
Stock-based compensation	—	—	—	—	2,131	—	—	—	2,131
Translation adjustment	—	—	—	—	—	—	—	6,257	6,257

Balance at December 31, 2006	34,488,136	108,595	(5,021,754)	(64,383)	2,131	—	176,742	50,203	273,288
Net income	—	—	—	—	—	—	42,142	—	42,142
Distribution of SWA Reit and Investments Ltd.	—	—	—	—	—	—	(56,251)	—	(56,251)
Shares issued for increase of equity interest in non-wholly-owned subsidiaries	676,766	18,749	—	—	—	—	—	—	18,749
Exercise of stock options	672,218	11,015	—	—	(2,193)	—	—	—	8,822
Price adjustment for shares received in connection with disposition of MFC Merchant Bank S.A. in 2006	—	—	—	(10,073)	—	—	—	—	(10,073)
Shares received on settlements of receivables	—	—	(371,921)	(11,174)	—	—	—	—	(11,174)
Shares received as consideration for disposition of MFC Merchant Bank S.A.	—	—	(219,208)	(8,163)	—	—	—	—	(8,163)
Stock-based compensation	—	—	—	—	4,381	—	—	—	4,381
Translation adjustment	—	—	—	—	—	—	—	45,473	45,473

Balance at December 31, 2007	35,837,120	138,359	(5,612,883)	(93,793)	4,319	—	162,633	95,676	307,194
Net loss	—	—	—	—	—	—	(6,952)	—	(6,952)
Exercise of stock options	299,438	5,467	—	—	(1,097)	—	—	—	4,370
Cancellation of shares by transfer agent	(1,030)	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	4,401	—	—	—	4,401
Translation adjustment	—	—	—	—	—	—	—	(47,099)	(47,099)

Balance at December 31, 2008	36,135,528	$143,826	(5,612,883)	$(93,793)	$7,623	$—	$155,681	$48,577	$261,914

Total of retained earnings and accumulated other comprehensive income
December 31, 2006									$226,945

December 31, 2007									$258,309

December 31, 2008									$204,258

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2008, 2007 and 2006
(United States Dollars in Thousands)

	2008	2007	2006

Net (loss) income for the year	$(6,952)	$42,142	$31,278
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting	(47,099)	45,473	6,257
Unrealized losses on securities:
Fair value loss on available-for-sale securities	(55,076)	—	—
Reclassification adjustment for other than temporary decline in value	55,076	—	—

	—	—	—

Other comprehensive income (loss)	(47,099)	45,473	6,257

Comprehensive income (loss)	$(54,051)	$87,615	$37,535

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006
(United States Dollars in Thousands)

	2008	2007	2006

Cash flows from continuing operating activities
(Loss) income from continuing operations	$(6,952)	$50,980	$34,152
Adjustments for:
Amortization and depreciation	4,295	3,279	2,165
Foreign currency transaction (gains) losses, net	(2,149)	2,003	(2,046)
Minority interests	720	2,386	6,670
(Gain) loss on short-term securities	11,218	110	(915)
Stock-based compensation	4,401	4,381	2,132
Fair value loss on investment in preferred shares of former subsidiaries	55,076	—	—
Future income taxes	8,621	(2,785)	755
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	1,176	(2,576)	(2,166)
Restricted cash	(9,478)	(5,813)	7,401
Receivables	(15,059)	11,314	(31,944)
Inventories	9,340	(28,089)	(44,743)
Contract deposits, prepaid and other	(27,931)	(6,652)	(11,100)
Accounts payable and accrued expenses	44,024	6,652	44,669
Progress billings above costs and estimated earnings on uncompleted contracts	(4,264)	76,890	51,774
Advance payments received from customers	2,355	(595)	(14,767)
Income tax liabilities	(11,115)	7,838	7,848
Provision for warranty costs	(3,046)	10,373	1,792
Provision for supplier commitments on terminated customer contracts	22,413	—	—
Other	424	407	(1,665)

Cash flows provided by continuing operating activities	84,069	130,103	50,012
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(3,037)	(3,471)	(2,532)
Sales (purchases) of long-term securities, net	—	(456)	(68)
Disposition of subsidiaries, net of cash disposed	—	—	27,228
Purchases of subsidiaries, net of cash acquired	(1,547)	(7,807)	(7,900)
Other	(1,620)	—	(906)

Cash flows (used in) provided by continuing investing activities	(6,204)	(11,734)	15,822
Cash flows from continuing financing activities
Borrowings	—	3,292	28,759
Debt repayments	(2,056)	(6,132)	(17,304)
Issuance of shares	4,370	8,822	—
Distribution in connection with SWA Reit and Investments Ltd.	—	(5,399)	—
Other	—	—	190

Cash flows provided by continuing financing activities	2,314	583	11,645
Cash flows provided by (used in) operating activities of discontinued operations	—	198	(12,273)
Cash flows provided by (used in) investing activities of discontinued operations	—	58	(88,241)
Cash flows provided by (used in) financing activities of discontinued operations	—	(245)	15,432
Exchange rate effect on cash and cash equivalents	(25,489)	30,756	17,968

Increase in cash and cash equivalents	54,690	149,719	10,365
Cash and cash equivalents, beginning of period	354,397	204,678	194,313

Cash and cash equivalents, end of period	$409,087	$354,397	$204,678

Cash and cash equivalents at end of period consisted of:
Continuing operations	$409,087	$354,397	$204,530
Discontinued operations	—	—	148

	$409,087	$354,397	$204,678

Cash and cash equivalents	$393,872	$349,435	$158,105
Money market funds	15,215	4,962	46,573

	$409,087	$354,397	$204,678

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1.	The Company and Summary of Significant Accounting Policies

KHD Humboldt Wedag International Ltd. is incorporated under the laws of British Columbia, Canada. KHD Humboldt Wedag International Ltd., through its non-wholly-owned subsidiary KHD Humboldt Wedag International (Deutschland) AG in Germany (“KHDID”) and direct wholly-owned subsidiary KHD Humboldt Wedag International Holding GmbH in Austria and their subsidiaries, operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. KHD Humboldt Wedag International (Deutschland) AG and KHD Humboldt Wedag International Holding GmbH, with their subsidiaries, are collectively known as “KHD” in these consolidated financial statements.

KHD Humboldt Wedag International Ltd. also holds an indirect interest in the Wabush iron ore mine in Canada.

A.	Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles (“GAAP”) applicable in Canada. For a description of the difference between Canadian GAAP and United States GAAP for the Company, see Note 31. The presentation currency of these consolidated financial statements is United States dollars ($), as rounded to the nearest thousand (except per share amounts).

B.	Significant Accounting Policies

(i)  Principles of Consolidation

The consolidated financial statements include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries, variable interest entity and jointly controlled enterprises (collectively, the “Company” in these consolidated financial statements). The Company consolidates a variable interest entity when the Company has a variable interest that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, in compliance with Accounting Standards Board’s (“AcSB”) Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities. The Company adopts proportionate consolidation method for its interest in jointly controlled enterprises, pursuant to CICA Handbook Section 3055, Interests in Joint Ventures, whereby the Company’s share of each of the assets, liabilities, income and expenses of a jointly controlled enterprise is combined line by line with similar items in the Company’s consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

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

(ii)  Foreign Currency Translation

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

Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income.

(iii)  Financial Instruments

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3855, Financial Instruments — Recognition and Measurement; Section 3865, Hedges; Section 3861, Financial Instruments — Disclosure and Presentation; Section 1530, Comprehensive Income; and

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Section 3251, Equity. These CICA Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Effective January 1, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation. The adoption of these new accounting standards resulted in incremental disclosures and did not have any material impact on the Company’s financial position as of January 1, 2008.

In October, 2008, the AcSB approved amendments to CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation and Section 3862, Financial Instruments — Disclosure, which permit the reclassification of some financial instruments in rare circumstances, which are the steps that the International Accounting Standards Board and other regional and international bodies are using to address financial reporting issues associated with the credit crisis that occurred since the third quarter of 2008. The amendments apply to reclassifications made on or after July 1, 2008. These amendments do not have an impact on the financial statements for the year ended December 31, 2008.

CICA Handbook Section 3855 requires all financial assets and financial liabilities to be classified by characteristic and/or management intent. Except for certain financial instruments which are excluded from the scope of Section 3855, all financial assets are classified into one of four categories: held-for-trading, held-to-maturity, loans and receivables, and available-for-sale; and all financial liabilities are classified into one of two categories: held-for-trading and other financial liabilities. Regular way purchases and sales of financial assets are accounted for at settlement date.

Generally, a financial asset or financial liability held for trading is a financial asset or financial liability that meets either of the conditions: (i) it is not a loan or receivable and is (a) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; (b) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or (c) a derivative, except for a derivative that is a designated and effective hedging instrument; or (ii) it is designated by the Company upon initial recognition as held for trading. Any financial instrument may be designated when initially recognized as held for trading, except for (i) financial instruments whose fair value cannot be reliably measured and (ii) financial instruments transferred in a related party transaction that were not classified as held for trading before the transaction. A financial instrument cannot be reclassified into the held-for-trading category while it is held or issued; however, pursuant to amendments made in October 2008, if a financial asset is no longer held for the purpose of selling it in the near term, the entity may reclassify that financial asset out of the held-for-trading category in rare circumstances.

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

Pursuant to CICA Handbook Section 3855, transaction costs related to the acquisition of held-for-trading financial assets and liabilities are expensed as incurred. For all other financial assets and liabilities, the Company elects to expense transaction costs immediately. Transaction costs are incremental costs that are directly attributable to the acquisition or disposal of a financial asset or liability.

(iv)  Cash and Cash Equivalents

Cash and cash equivalents are classified as held for trading and include highly liquid investments (e.g. money market funds) with original maturities of three months or less and are generally interest bearing.

(v)  Short-term Cash Deposits

Short-term cash deposits are classified as held-to-maturity financial assets and include term deposits with original maturities of more than three months. They are interest bearing and are to mature within 12 months after the balance sheet date.

(vi)  Restricted Cash

Restricted cash is classified as held for trading. Restricted cash at December 31, 2008 and 2007 was provided as security for the performance of industrial plant engineering and equipment supply contracts.

(vii)  Securities

Securities are classified as held for trading and short-term or long-term available-for-sale securities.

Publicly-traded securities (debt and equity) which are acquired principally for the purpose of selling in the near term are classified as held for trading. Securities held for trading are marked to their bid prices on the balance sheet date and unrealized gains and losses are included in the statement of income.

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

(viii)  Receivables

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

(ix)  Allowance for Credit Losses

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

(x)  Derivative Financial Instruments

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

Where the Company has both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate.

(xi)  Inventories

Inventories consist of construction raw materials, work-in-progress, contracts-in-progress and finished goods. Inventories are recorded at the lower of cost (specific item basis and first-in first-out methods) or estimated net realizable value. Cost, where appropriate, includes a proportion of manufacturing overheads incurred in bringing inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and cost to be incurred in marketing, selling and distribution.

The Company recognizes revenues from construction contracts under the percentage-of-completion method. The recognized income is the estimated total income multiplied by the percentage of incurred costs to date to the most recently estimated total completion costs. Under the percentage-of-completion method, the contracts-in-progress includes costs and estimated earnings above billings on uncompleted contracts. Progress billings above estimated costs and estimated earnings on uncompleted contracts and advances received from customers are shown as liabilities.

Prepayments and deposits for inventories on construction contracts are included in the account of contract deposits, prepaid and other.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(xii)  Property, Plant and Equipment

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

Depreciation and amortization expense of property, plant and equipment amounting to $2,392 in 2008, $2,011 in 2007 and $1,965 in 2006, respectively, is included in cost of sales and general and administrative expenses, as applicable. Repairs and maintenance are charged to expense as incurred.

(xiii)  Interest in Resource Property

Interest in resource property is stated at cost, net of accumulated amortization, and represents the Company’s royalty interest in a Canadian iron ore mine which will expire in 2055. Prior to October 2006, the investment in resource property represented an investment in preferred shares of an affiliate. The iron ore deposit is currently leased to an unincorporated joint venture of steel producers and a steel trader under certain lease agreements which will expire in 2055. Until October 2006, the Company collected a fixed dividend of Cdn$4,900 per annum, plus a participating dividend, on the preferred shares. After October 2006, the Company collects the royalty payment directly from the joint venture based on a pre-determined formula. Amortization is provided on the straight-line basis over its estimated economic life to year 2023. The amortization method and estimate of the useful life of the resource property is reviewed annually. Amortization commenced in November 2006 and amortization expense was $1,904 in 2008, $1,268 in 2007 and $200 in 2006. During 2008, the Company changed the estimated economic life resulting in additional amortization expense of $636 in 2008. The resource property is tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured as the amount by which their carrying amounts exceed their fair value using the estimated future undiscounted cash flows. Any resulting write-down to fair value is included in the result of operations. No such losses have been recorded in these consolidated financial statements. The cost of the interest in resource property was $27,816 and $34,474 and the related accumulated amortization was $2,955 and $1,609, respectively, as at December 31, 2008 and 2007. The change in the cost arose from the foreign currency translation.

(xiv)  Asset Retirement Obligations

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

(xv)  Goodwill

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

(xvi)  Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the management’s best estimate of the expenditure required to settle the obligation at the balance sheet date. Legal costs in connection with a loss contingency are recognized when incurred.

(xvii)  Revenue Recognition and Cost of Revenues

Revenues are derived from providing industrial plant engineering services and equipment supply. The revenue is recognized under the percentage-of-completion method, measured by costs incurred to date to the total estimated cost for the entire contract. Revenues include revenues from change orders after the change orders are approved by the customers.

Cost of revenues include all direct material, labour costs, selling expenses and amortization as well as any other direct and indirect cost attributable to each individual contract such as warranty and freight costs. If estimated costs to complete a contract indicate a loss, provision is made in the current period for the total anticipated loss. This method is used as management considers the estimated total cost to be the best available measure of progress on contracts. Cost of revenues for the period includes the benefit of claims settled on contracts completed in prior years.

Management conducts periodic reviews of its cost estimates. The effect of any revision is accounted for by way of a cumulative catch-up adjustment to revenues and/or cost of revenues, pursuant to the percentage-of-completion method, in the period in which the revision takes place.

Pre-contract costs are expensed as incurred in general and administrative expenses until it is virtually certain that a contract will be awarded; from which time further pre-contract costs are recognized as an asset and charged as an expense over the period of the contract.

For interest, royalty and dividend income, recognition is warranted when it is probable that economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is recognized on a time proportion basis, taking into account the effective yield on the asset. Royalty income is recognized on an accrual basis, in accordance with the terms of the underlying agreement. Dividend income is recognized when the Company’s right as a shareholder to receive payment has been established.

The revenues are reported net of sales taxes.

(xviii)  Warranty Costs

The contracts and services of the Company’s industrial plant engineering and equipment supply business are typically covered by product and service warranty that is typically arranging from one year to two years (and three or four years in exceptional cases), starting with commissioning. Many of the Company’s construction contracts guarantee the plants for a pre-defined term against technical problems. Each contract defines the conditions under which a customer may make a claim. The provision is calculated per contract and is based on a number of factors, including the historical warranty claims and cost experience, the type and duration of warranty coverage, the nature of products sold and in service and counter-warranty coverage available from the Company’s suppliers.

Management reviews the provision for warranty costs periodically and any adjustment is recorded in cost of revenues.

(xix)  Research and Development Costs

Research and development costs are charged to general and administrative expenses when incurred. The Company incurred research and development costs of $4,320, $2,855 and $3,986 in 2008, 2007 and 2006, respectively. There are no development costs which meet the criteria for deferral.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(xx)  Stock-Based Compensation

The Company has two stock-based compensation plans which are described in Note 20. The Company follows CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which requires share-based transactions to be measured on a fair value basis using an option-pricing model. The stock-based compensation expenses are classified as general and administrative expenses. When the options are exercised, the exercise price proceeds together with the amount initially recorded in the contributed surplus account are credited to common stock.

(xxi)  Employee Future Benefits

The Company has defined benefit pension plans for employees of certain KHD companies in Europe. Employees hired after 1996 are generally not eligible for such benefits. The Company relies on independently prepared actuarial reports to record pension costs and pension liabilities, using the projected benefit method prorated on services (also known as the projected unit credit method). The report is prepared based on certain demographic and financial assumptions. The variables in the actuarial computation include demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate (based on market yields on high quality corporate bonds), and future salary.

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

(xxii)  Taxes on Income

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in these consolidated financial statements. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses to be carried forward to future years for tax purposes that are more likely than not to be realized using expected tax rates in which the temporary differences are expected to be recovered or settled. Future income tax is charged or credited to consolidated statement of income, except when it relates to items charged or credited directly to equity, in which case the future income tax is also dealt with in equity.

Future income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income tax levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

A future income tax asset or liability is not recognized on earning or loss relating to the Company’s foreign operations where repatriation of such amounts is not contemplated in the foreseeable future.

In acquisitions that are not business combinations, an excess of the value of income tax assets, which management believes is more likely than not to be realized, over the consideration paid for such assets is recorded as a deferred credit and recognized in the statement of operations in the same period that the related tax asset is realized.

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

(xxiii)  Earnings Per Share

Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year, net of treasury stock. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted under the treasury stock

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method and convertible debt. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds.

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

(xxiv)  Measurement Uncertainty

The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to allowance for credit losses, fair value of financial instruments in an inactive market, provision for warranty costs, pension liabilities, other than temporary impairments of securities, accounting for construction contracts, and valuation of property, plant and equipment, interest in resource property, goodwill, future income tax and provision for income taxes, and provision for supplier commitments on terminated customer contracts, among other items. Management’s best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends, and management’s assessment of probable future outcomes of these matters. Actual results could differ from these estimates, and such differences could be material.

C.	Reclassifications

Certain 2007 and 2006 amounts have been reclassified to conform to the 2008 presentation.

D.	Future Changes to Accounting Standards

International Financial Reporting Standards (“IFRS”)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS.

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

In June 2008, Canadian Securities Administrators issued a staff notice which states that staff recognize that some issuers might want to prepare their financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, the mandatory date for changeover to IFRS for Canadian publicly accountable enterprises, and

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

staff are prepared to recommend exemptive relief on a case by case basis to permit a domestic issuer to prepare its financial statements in accordance with IFRS for financial periods beginning before January 1, 2011.

The Company is required to qualitatively disclose its implementation impacts in conjunction with its 2008 and 2009 financial reporting. As activities progress, disclosure on pre- and post-IFRS implementation accounting policy differences is expected to increase. The Company is in the process of assessing the impacts of the Canadian convergence initiative on its financial statements.

Goodwill and Intangible Assets

AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. This new standard applies to goodwill subsequent to initial recognition. Standards for the initial recognition, measurement and disclosure of goodwill acquired in a business combination are provided in CICA Handbook Section 1581, Business Combination. CICA Handbook Section 3064 applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management has reviewed the requirements and concluded that they will not have significant impact on the Company’s financial statements.

Business Combinations

AcSB issued CICA Handbook Section 1582, Business Combinations, in January 2009 to replaces Section 1581. This new standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. CICA Handbook Sections 1582, 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, should be applied at the same time. Management is reviewing the requirements of these new standards.

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

Consistently with others in the industry, the Company monitors capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of equity and some forms of subordinated debt, if any. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders equity.

	2008	2007

Total debt	$11,313	$13,920
Less: cash and cash equivalents	(409,087)	(354,397)

Net debt (net cash and cash equivalents)	$(397,774)	$(340,477)
Total equity	$261,914	$307,194
Debt-to-adjusted capital ratio	Not applicable	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges nor were there any subordinated debt instruments as at December 31, 2008 and 2007. The debt-to-adjusted capital ratio in 2008 and 2007 were not applicable since the Company had a net cash and cash equivalents balance.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008	2007

Long-term debt	$11,313	$13,920
Shareholders’ equity	$261,914	$307,194
Long-term debt-to-equity ratio	0.04	0.05

During 2008, the Company’s strategy, which was unchanged from 2007, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. The Company had a net cash and cash equivalent balance after deduction of the total debt. The Company’s long-term debt-to-equity ratio was 0.04 and 0.05 as at December 31, 2008 and 2007, respectively. Such low ratios facilitate the Company to secure access to credit facilities at favourable financing terms for its core business activities. (See Note 8.)

The Company is required to comply with certain financial covenants under a bank credit facility. The Company is in compliance with the financial covenants in 2008 and 2007. (See Notes 8 and 17.)

Note 3.	Acquisitions of Subsidiaries

Year 2008

There was no business combination transaction in 2008.

Year 2007

In May 2007, the Company increased its common share holding position in Sasamat Capital Corporation (“Sasamat”) from 58.7% to 100%. The Company paid a total consideration of $18,078 consisting of $13 in cash and $18,065 in 645,188 common shares of the Company for the acquisition of this 41.3% common share position in Sasamat through a plan of arrangement. Prior to completion of the acquisition, Sasamat had been a subsidiary of the Company and had been consolidated into the Company’s consolidated financial statements since September 2005. Sasamat is a holding company whose major asset is its 32% equity position in KHDID.

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

In December 2007, the Company acquired a 75.06% controlling interest in HIT for consideration of $6,104 in cash. HIT is a German company publicly traded on the CDAX stock exchange. At the acquisition date, HIT’s major business activity related to passive investment in marketable securities and its net assets comprised almost entirely cash and marketable securities. The acquisition is an indirect purchase of assets and not considered a business combination. No goodwill or intangible assets were recorded as a result of this acquisition. HIT was consolidated since its acquisition date. HIT has tax loss carry forwards of approximately $74,501. The future income tax asset related to these losses is reduced by valuation allowance and offset by a deferred credit for income taxes.

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

BC Ltd is a Canadian corporation is in the business of manufacturing and sale of vital sign monitoring systems. After the Company acquired the shares of Cade, the Company transferred certain royalty interests in a Canadian iron ore mine to BC Ltd. The Company currently owns 35% of the issued and outstanding common shares of BC Ltd, as well as 59,800 cumulative, retractable non-voting Series A Preferred Shares and one cumulative, retractable non-voting Series B preferred share. The Series A Preferred Shares of BC Ltd pay an annual dividend at a dividend rate (which is adjusted annually based on the aggregate annual net royalties received by BC Ltd and was 34%, 21%

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and 18% in 2008, 2007 and 2006, respectively) on the redemption amount of the Series A preferred shares, subject to adjustments, and are retractable by the holder at the initial issue price of Cdn$1,000 per share. The Series B Preferred Shares of BC Ltd carry an annual dividend of 6% and are retractable by the holder at the then current redemption price, which is initially set at Cdn$1.00 and will be increased by the amount of any award that becomes payable in connection with the legal proceedings as defined in the purchase and sale agreement. The Company has determined that BC Ltd, by design, is a variable interest entity and the Company is the primary beneficiary. Accordingly, the Company consolidates BC Ltd. BC Ltd did not have any net tangible assets on the acquisition date. At the acquisition date, BC Ltd had a tax loss carryforward of approximately Cdn$54,038. The future income tax asset related to these losses is offset by a deferred credit for income taxes. The Company is not required to provide financial support to BC Ltd. and the creditors do not have recourse to the general credit of the Company.

During 2006, the Company purchased 590,082 common shares in a non-wholly-owned Canadian subsidiary by issuance of 170,000 common shares of the Company valued at $3,083, which increased the Company’s ownership in the subsidiary from 50.5% to 58.7%. Mass Financial Corp. (“Mass Financial”) arranged the purchase on behalf of the Company and earned a fee of $135, paid in 7,446 common shares of the Company out of the total 170,000 common shares issued.

Note 4.	Discontinued Operations

Financial services operations

In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. In connection with the distribution, the Company ensured that the Company preserved its entitlement to Mass Financial’s exempt surplus earned in respect of the Company and that inter-corporate indebtedness between the Company and Mass Financial be eliminated in a tax-efficient basis. Pursuant to this resolution, the Company and Mass Financial entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement. At the time of the share exchange, the Company’s carrying amount of its investment in the Mass Financial group was $191,266 (Cdn$218,789) (including a currency translation adjustments loss of $22,662). The Company’s equity interest in Mass Financial was exchanged for preferred shares in Mass Financial and one of its subsidiaries with an exchange value of $168,604 (Cdn$192,866). The share exchange was accounted for as a related party transaction pursuant to CICA Handbook Section 3840, Related Party Transactions, Accordingly, the difference of $22,662 between the carrying amount of assets surrendered and the exchange value of the preferred shares received was charged to retained earnings. Upon the closing of the restructuring and share exchange agreements, Mass Financial held all the financial services business of the Company, except for MFC Corporate Services AG (former MFC Merchant Bank SA) (“MFC Corporate Services”) and the Company’s interest in a resource property; and the Company held all Class B preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to shareholders of the Company on a pro rata basis by way of a dividend in kind of a nominal amount. Included in the assets of Mass Financial on the distribution date were 3,142,256 common shares of the Company with a carrying amount of $9,330. In February 2006, $56,823 (Cdn$65,000) of the Class B preferred shares in Mass Financial were redeemed and the payment was effected by setting off $56,823 (Cdn$65,000) owing to Mass Financial by the Company under the set-off agreement. Upon completion of all agreements, the Company owns Class B preferred shares in Mass Financial and preferred shares in MFC Bancorp Ltd. (“MFC”, a wholly-owned subsidiary of Mass Financial until December 2008) which have an aggregate carrying value of $109,727 (Cdn$127,866).

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

Pursuant to the loan agreement and pledge agreement, the Company had an inter-corporate indebtedness due to Mass Financial of $31,751 (Cdn$37,000) as at December 31, 2006, as evidenced by a promissory note. The promissory note bears interest at 4.4367% per annum, with the first annual interest payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, the Company will repay a principal amount of Cdn$2,467 each year, over a 15-year period. Under the pledge agreement, the Company deposits in pledge with Mass Financial the collateral (the Company’s investment in Class B preferred shares in Mass Financial) to be held for the benefit of Mass Financial as continuing security for the due payment of the promissory note.

Under the letter agreement, the Company and Mass Financial agreed that at any time the Company repays to Mass Financial any portion of the principal amount of the promissory note, Mass Financial shall redeem not less than Cdn$3.34784 Class B preferred shares for every Cdn$1 promissory note repaid. The two parties also agreed that at any time Mass Financial redeems or retracts its Class B preferred shares, the Company shall repay to Mass Financial Cdn$0.2987 of the promissory note for every Cdn$1 Class B preferred shares redeemed. Since the Company meets the criteria outlined in CICA Handbook Section 3863, the Company’s investment in Mass Financial preferred shares are offset and reduced by the promissory note owing to Mass Financial and the net amount is reported in the Company’s consolidated balance sheet. As a result of the offset, the Company had a net financial asset of Cdn$90,866 in the Mass Financial group at both December 31, 2007 and 2006.

Following the distribution of Class A common shares in Mass Financial to the shareholders of the Company, Mass Financial has agreed to provide certain management services to the Company. Firstly, Mass Financial agreed to provide management services in connection with the investment in MFC Corporate Services in consideration for the Company paying Mass Financial 15% of the after tax profits of MFC Corporate Services and a right of first refusal. The right of first refusal granted Mass Financial an option whereby Mass Financial had the right to: (i) purchase MFC Corporate Services on the same terms as any bona fide offer from a third-party purchaser acceptable to the Company; or to (ii) assist in the sale, if ever, of MFC Corporate Services for an additional service fee of 5% of the purchase price. This agreement was terminated in November 2006 when the Company sold its equity position in MFC Corporate Services to the Mass Financial group. KHD did not pay any fees to Mass Financial under this management services agreement.

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

Pursuant to the terms of the restructuring agreement, the Company and Mass Financial agreed that all current and outstanding guarantees issued by the respective parties would continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was one outstanding guarantee of $1,056 which had been issued by the Company on behalf of a 27.8% equity method investee of Mass Financial and this guarantee expired in March 2007. As at December 31, 2008 and 2007, there were no guarantees which were issued by the Company on behalf of Mass Financial.

In November 2006, the Company completed the sale of its entire equity interest in MFC Corporate Services to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the Company’s carrying value of its investment in MFC Corporate Services as of September 30, 2006 of $68,245 (Cdn$77,902) and comprised cash of Cdn$38,792 (Cdn$31,081 paid in November 2006 and Cdn$7,711 to be paid on or before the Payment Date (which was defined as the day which was earlier of 30 calendar days after (i) the date on which a

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

triggering event (as defined) occurred and (ii) March 31, 2007)), a short-term promissory note of Cdn$8,000 due November 2007 bearing interest at 5% per annum and 1,580,000 common shares of the Company valued at an initial share value of Cdn$31,110. The initial valuation of 1,580,000 common shares of the Company was subject to an adjustment which equalled to the positive balance, if any, between the initial share value and the market price on the Payment Date. At the time of the sale, the Company’s carrying amount of its investment in MFC Corporate Services was $67,726 (Cdn$77,309). The sale was accounted for as a related party transaction pursuant to CICA Handbook Section 3840. Accordingly, the difference of $519 between the carrying amount of assets surrendered and the exchange value of the assets received and related income taxes of $1,681 were charged to retained earnings. The wholly-owned subsidiary of Mass Financial had a put option to sell 9.9% of the common shares in MFC Corporate Services to the Company on the Payment Date.

The Company and Mass Financial agreed that April 30, 2007 was the Payment Date and the market price was $23.815 per share on the Payment Date. Accordingly, an adjustment of $10,073 (Cdn$10,892) was recorded as an adjustment to the price of the treasury shares acquired as part of this transaction. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% common shares of MFC Corporate Services to the Company for Cdn$8,010 on the Payment Date.

In October 2007, the Company sold the 9.9% equity interest in MFC Corporate Services to SWA Reit at its book value of $8,163 (Cdn$8,010) in exchange for 219,208 common shares of the Company and no gain or loss was recognized.

At the time of the sale of MFC Corporate Services in November 2006, MFC Corporate Services held approximately 20% equity interest in a non-wholly-owned German subsidiary of the Company. It was the intention of both parties that the economic interest in the German subsidiary held by MFC Corporate Services be retained by the Company. To achieve this objective, the Company subscribed for shares in a subsidiary of Mass Financial that track the benefits from this 20% equity position in the German subsidiary. These shares entitle the Company to retain its commercial and economic interest in and benefits from this 20% equity position in the German subsidiary, net of related costs and taxes (the “Tracking Stock Participation”). The total consideration for the tracking stock subscription was $9,357 (which was the carrying value to the Company), of which $8,492 was paid in November and $865 was unpaid as of December 31, 2006 (but paid in February 2007). Under the tracking stock agreement, the Company is the beneficiary, the stock tracking company is the debtor and Mass Financial is the guarantor. Furthermore, MFC Corporate Services granted to the Company the right to acquire common shares in the German subsidiary at fair market value and a right of first refusal in case of a potential sale or other disposal of common shares in the German subsidiary by MFC Corporate Services. The price payable by the Company will be offset against the Tracking Stock Participation and therefore will be commercially netted to $nil, except for related costs and taxes, if any. In 2007, MFC Corporate Services distributed its entire shareholding of the German subsidiary of the Company to a wholly-owned subsidiary of Mass Financial (the immediate parent company of MFC Corporate Services) by way of dividend-in-kind. The Tracking Stock Participation remains in force.

As at December 31, 2008 and 2007, the Company owned all Series 2 Class B preferred shares of Mass Financial. In October 2006, the Company received 35,000 Class A common shares in Mass Financial in the Asset Exchange Transaction, of which 16,618 Class A common shares were sold in 2006 with remaining 18,382 Class A common shares sold in January 2007. The Company did not hold any common shares nor Class A common shares in Mass Financial as of December 31, 2008 and 2007. As of December 31, 2008, December 2007 and January 31, 2006, there is one common director and one common officer between the Company and Mass Financial. The Company and Mass Financial are considered as related parties.

Real estate and other interests

The Company entered into an arrangement Agreement in March 2007, as amended on June 29, 2007, with SWA Reit and Investments Ltd. (“SWA Reit”), a corporation governed by the laws of Barbados. The agreement provided for the Company to complete an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, whereby, among other things, the Company would transfer certain non-core real estate interests and other assets indirectly held by it to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by it, pro rata, to the Company’s shareholders by way of a reduction of the paid up capital with respect to the Company’s common shares. The Arrangement was approved by the Company’s shareholders at its annual and special shareholders’ meeting held on August 6, 2007. The assets transferred to SWA Reit are not complimentary to the Company’s industrial plant

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

engineering and equipment supply business and the distribution of Austrian depositary certificates did not significantly change the economic interests of the Company’s shareholders in the assets of the Company.

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

For reporting purposes, the results of operations of Mass Financial, MFC Corporate Services and SWA Reit have been presented as discontinued operations. For 2007 and 2006, the revenues of $nil and $35,569, respectively; and the pre-tax loss of $1,003 and $3,320, respectively, were reported in discontinued operations. There was no discontinued operation in 2008.

Note 5.	Securities

Short-term securities	2008	2007

Trading securities:
Common shares, at fair value	$2,947	$15,460
Available-for-sale security:
Investment in a private company, at cost	40	50

	$2,987	$15,510

Investments in the publicly-listed common shares securities comprised nine companies (three companies represented 80% and the largest one represented 58% of total investment amount) and 13 companies as at December 31, 2008 and 2007, respectively.

Note 6.	Accounts Receivable, Trade

	2008	2007

Trade receivables, gross amount	$65,307	$65,006
Less: Allowance for credit losses	(2,547)	(2,932)

Trade receivables, net amount	$62,760	$62,074

As at December 31, 2008, trade receivables of $19,338 were past due but not impaired. The aging analysis of these trade receivables as at December 31, 2008 is as follows:

Below 30 days	$4,851
Between 31 and 60 days	1,857
Between 61 and 90 days	2,448
Over 90 days	10,182

$19,338

As at December 31, 2008, trade receivables of $2,547 were impaired and an allowance for credit losses of $2,547 has been provided. The aging analysis of these trade receivables as at December 31, 2008 is as follows:

Below 30 days	$487
Between 31 and 60 days	8
Between 61 and 90 days	—
Over 90 days	2,052

$2,547

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The movement of the allowance for credit losses during the current period under review is as follows:

Balance at December 31, 2007	$2,932
Additions	1,509
Reversals	(944)
Write-offs	(821)
Cumulative translation adjustment	(129)

Balance at December 31, 2008	$2,547

As at December 31, 2008, there was no trades receivable which would otherwise be past due or impaired if the terms had not been renegotiated.

Note 7.	Other Receivables

	2008	2007

Investment income (of which $21 and $nil was due from affiliates at December 31, 2008 and 2007, respectively)	$1,235	$644
Government taxes	8,697	3,687
Due from affiliates (see Note 27)	1,957	693
Income from interest in resource property	3,402	4,748
Income on the preferred shares of former subsidiaries (see Note 26)	9,265	4,080
Derivative assets	1,450	388
Other	2,307	4,345

	$28,313	$18,585

The receivables generally arise in the normal course of business and are expected to be collected within one year from the year end.

As at December 31, 2008, there was no other receivable which would otherwise be past due or impaired if the terms had not been renegotiated, except for the income on the preferred shares of former subsidiaries (see Note 26).

Note 8.	Inventories

	2008	2007

Raw materials	$12,317	$10,114
Work-in-progress	483	563
Contracts-in-progress	96,876	113,659
Finished goods	485	644

	$110,161	$124,980

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information on contracts-in-progress at December 31, 2008 and 2007, is as follows:

	2008	2007

Costs incurred to date on uncompleted contracts	$560,581	$390,272
Estimated earnings recognized to date on these contracts	99,567	93,007

	660,148	483,279
Less: loss contracts (not including loss on the terminated customer contracts) (Note 16)	(1,861)	(3,529)
Less: billings to date	(733,705)	(548,541)

	(75,418)	(68,791)
Currency translation adjustments	451	(2,380)

	$(74,967)	$(71,171)

This amount is included in the consolidated balance sheet as follows:
Costs and estimated earnings in excess of billings on uncompleted contracts (included in inventories — contracts-in-process)	$96,876	$113,659
Progress billings above costs and estimated earnings on uncompleted contracts (included in liabilities)	(171,843)	(184,830)

	$(74,967)	$(71,171)

As at December 31, 2008, the Company did not have a material amount of progress billings that would not be paid until the satisfaction of conditions specified in the contract for the payment of such amounts or until defects had been rectified.

As at December 31, 2008, KHD has credit facilities of up to a maximum of $478,604 with banks which issue bonds for the Company’s industrial plant engineering and equipment supply contracts. As of December 31, 2008, $241,859 of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities. As at December 31, 2008, cash of $32,008 has been collateralized against these credit facilities. The banks charges 0.7% to 0.8% for issuing bonds. The Company is in compliance with covenants as stipulated in the credit facilities.

Note 9.	Contract Deposits, Prepaid and Other

	2008	2007

Prepayments and deposits for inventories on construction contracts	$58,171	$33,289
Prepaids, deposits and other	523	486

	$58,694	$33,775

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Future Income Tax Assets and Liabilities

The tax effect of temporary differences and tax loss carryforwards that give rise to significant components of future tax assets and liabilities are as follows:

	2008	2007

Non-capital tax loss carryforwards	$46,752	$65,692
Uncompleted contracts	(23,420)	(17,700)
Other	5,918	1,038

	29,250	49,030
Valuation allowance	(22,878)	(26,140)

	$6,372	$22,890

Future income tax assets are included in the consolidated balance sheet as follows:
Current	$7,679	$825
Non-current	6,339	24,658

	14,018	25,483
Future income tax liabilities are included in the consolidated balance sheet as follows:
Non-current	(7,646)	(2,593)

Net future income tax assets	$6,372	$22,890

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or before the tax loss carryforwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these future income tax assets, net of the valuation allowances.

At December 31, 2008, the Company had estimated accumulated non-capital losses which expire in the following countries as follows:

Country	Amount	Expiration dates

Canada	$41,296	2009-2028
Germany	122,732	Indefinite
Switzerland	103	2009-2010
China	2,347	2010-2012
U.S.	792	2016

The Company has recognized a deferred credit in the amount of $8,388 ($4,212 under current liabilities and $4,176 under long-term liabilities) and $15,712 (under long-term liabilities) as at December 31, 2008 and 2007, respectively, representing the excess of the amounts assigned to the acquired assets over the consideration paid (and after the pro rata allocation to reduce the values assigned to any non-monetary assets acquired). The deferred credit will be amortized to income tax expense in proportion to the net reduction in the future income tax asset that gives rise to the deferred credit.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.	Property, Plant and Equipment

	2008			2007
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Book Value	Cost	Depreciation	Book Value

Buildings	$1,335	$853	$482	$1,435	$800	$635
Manufacturing plant and equipment	11,722	9,850	1,872	10,111	8,003	2,108
Office equipment	240	105	135	278	64	214

	$13,297	$10,808	$2,489	$11,824	$8,867	$2,957

In 2007, the manufacturing plant and equipment and office equipment disposed as a result of dispositions of subsidiaries aggregated $41 at the time of the dispositions. There was no disposition of subsidiaries in 2008.

Note 12.	Investments in Preferred Shares of Former Subsidiaries

Investment in preferred shares of former subsidiaries comprised:

	2008	2007

Preferred shares of former subsidiaries at gross amount of Cdn$127,866 at December 31, 2008 and 2007	$104,415	$129,406
Offset of amount owing to a former subsidiary (Cdn$37,000 at December 31, 2008 and 2007) (Note 4)	(30,214)	(37,446)
Fair value loss (Note 26)	(55,076)	—

Preferred shares of former subsidiaries, net	$19,125	$91,960

The preferred shares of former subsidiaries are held by the Company in connection with the Company’s spin-off of Mass Financial in 2006 (Note 4).

Note 13.	Accounts Payable and Accrued Expenses

	2008	2007

Accounts payable	$162,315	$131,268
Value-added and other taxes	3,639	2,710
Affiliates	844	2,171
Compensation	7,106	8,451
Interest	42	44
Interest due to a former subsidiary (see Note 4)	2,681	—
Derivative liabilities	285	543
Other	1,670	2,682

	$178,582	$147,869

Generally, these payable and accrual accounts do not bear interest and they have a maturity of less than a year. As at December 31, 2008, the interest due to the former subsidiary was past due and was paid in cash in January 2009.

Note 14.	Employee Future Benefits

The Company maintains defined benefit plans that provide pension benefits for the employees of certain KHD companies in Europe. Employees of KHD hired after 1996 are generally not eligible for such benefits. The employees are not required to make contributions to the plan.

The defined benefit plan is unfunded and, therefore, does not have any plan assets. Also, the plan has no unamortized prior service costs or gains or losses.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below shows the net pension expense and the change in benefit obligations of the plan.

	2008	2007

Accrued benefit obligation, beginning of year	$33,186	$30,223
Current service cost	48	711
Interest cost	1,670	1,419
Deferred compensation	70	70

Net pension cost	1,788	2,200
Cash benefit payments	(2,070)	(2,444)
Currency translation adjustments	(1,537)	3,207

Accrued benefit obligation, end of year	$31,367	$33,186

Included in the consolidated balance sheet as follows:
Current portion	$2,158	$2,205
Long-term portion	29,209	30,981

	$31,367	$33,186

An actuarial report is completed yearly as at December 31. Significant actuarial assumptions for the accrued benefit obligation (which approximates the projected benefit obligation) and the benefit cost as at December 31, and for the year then ended are as follows:

	2008	2007

Weighted average discount rate	6.0%	5.3%
Rate of increase in future compensation	0.0%	0.0%

As of December 31, 2008 and 2007, the actuarial report showed a projected benefit obligation of $31,428 and $33,953, respectively, and an excess of $61 and $767, respectively, has not yet been recognized as a component of net periodic benefit cost.

Under the German laws, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors.

The benefits expected to be paid are as follows:

Year	Amount

2009	$2,158
2010	2,158
2011	2,158
2012	2,158
2013	2,018
Thereafter	20,717

$31,367

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.	Provision for Warranty Costs

Warranty activity consisted of:

	2008	2007

Balance at beginning of year	$43,302	$29,115
Costs incurred	(10,013)	(3,371)
Warranty reserves established on completed contracts	16,554	19,913
Reversal of reserves at end of warranty period	(9,630)	(6,292)
Currency translation adjustments	(1,833)	3,937

Balance, at end of year	$38,380	$43,302

Included in the consolidated balance sheet as follows:
Current portion	$30,856	$31,503
Long-term portion	7,524	11,799

	$38,380	$43,302

Note 16.	Provision for Supplier Commitments and Loss on Terminated Customer Contracts

As a result of changes in the market conditions and business environment affected by the current financial crisis, during the fourth quarter of 2008, the Company received requests from a limited number of customers to modify the terms of existing contracts. These requests included extension of credit terms, delays or cancellation of the contracts. In addition, one of the Company’s customers went into voluntary liquidation. These conditions resulted in the termination of the Company’s work on certain customer contracts and the Company recognized the losses on the terminated customer contracts in the fourth quarter of 2008 as follows:

Provisions:
Supplier commitments	$17,027
Penalty for cancellation of purchase orders	3,401
Inventories (contracts-in-progress)	2,606

23,034
Inventories (raw materials and finished goods)	2,637
Inventories (contracts-in-progress)	6,037
Customer receivables	258

Loss on terminated customer contracts for the year	$31,966

The following table shows the beginning and ending balance of the provisions during 2008:

Balance at beginning of year	$—
Costs recognized	23,034
Paid	—
Reversal	—
Currency translation adjustments	695

Balance, at end of year	$23,729

The Company expects to pay out the provisions by December 31, 2009.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17.	Long-term Debt

	2008	2007

Note payable to a bank, €8,127 at both December 31, 2008 and 2007, interest at 2.45% per annum due quarterly and the entire principal balance due February 2011. The Company is in compliance with financial covenants stipulated by the bank	$11,313	$11,868
Note payable to a bank, €nil at December 31, 2008 and €1,405 at December 31, 2007, interest at 6.0% per annum due monthly	—	2,052

	11,313	13,920
Less current portion	—	—

	$11,313	$13,920

As of December 31, 2008, the maturities of debt are as follows:

Maturity	Principal	Interest	Total

2009	$—	$277	$277
2010	—	277	277
2011	11,313	138	11,451

	$11,313	$692	$12,005

Interest expense on long-term debt was $291, $308 and $552 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 18.	Other Long-term Liabilities

Other long-term liabilities represent the trades payable which are due for payment after one year from the balance sheet date. All the long-term liabilities are expected to be repaid in 2010.

Note 19.	Share Capital, Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value and without special rights or restrictions and an unlimited number of Class A Preference shares without par value and with special rights and restrictions.

The Class A Preference shares may include one or more series and the directors may alter the special rights and restrictions to such series, or alter such rights or restrictions. Except as may be set out in the rights and restrictions, the holders of the Class A Preference shares are not entitled to vote at or attend shareholder meetings. Holders of Class A Preference shares are entitled to receive repayment of capital on the liquidation or dissolution of the Company before distribution is made to holders of common shares. There was none of Class A Preference share issued and outstanding as at December 31, 2008 and 2007.

Note 20.	Stock-Based Compensation

The Company has a 1997 Stock Option Plan and a 2008 Equity Incentive Plan.

Pursuant to the stock option plan, the Company recognized stock-based compensation of $4,401, $4,381 and $2,132 in 2008, 2007 and 2006, respectively.

1997 Stock Option Plan

The Company has a stock option plan which enables certain employees and directors to acquire common shares and the options may be granted under the plan exercisable over a period not exceeding ten years. The Company is authorized to issue up to 5,524,000 shares under this plan, of which 3,766,656 had been granted and exercised. As at December 31, 2008, options to purchase 1,579,720 shares have been granted and outstanding and 177,624 shares are available for granting in future periods.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following is a summary of the status of the plan:

		Weighted Average
		Exercise Price
	Number of Shares	Per Share

Outstanding at December 31, 2005	—	$—
Granted	1,173,336	13.17

Outstanding at December 31, 2006	1,173,336	13.17
Granted	1,029,994	24.80
Exercised	(672,218)	13.06
Forfeited	(22,224)	13.06

Outstanding at December 31, 2007	1,508,888	21.13
Granted	425,826	31.67
Exercised	(299,438)	14.60
Forfeited	(55,556)	28.29

Outstanding at December 31, 2008	1,579,720	$24.96

No stock options were forfeited in 2006 and no stock options expired in either of 2008, 2007 or 2006. The weighted average grant-date fair value of the stock options was $11.02, $6.60 and $3.60 per share for 2008, 2007 and 2006, respectively.

Stock options granted in 2008

On May 15, 2008, the Company granted to two employees stock options to purchase up to 42,500 common shares of the Company at $30.89 per share, on or before May 15, 2018, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $30.89 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 47.48% to 48.24%, risk-free interest rates of 3.09% to 3.24% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $10.78 per share.

On May 19, 2008, pursuant to the stock option agreements dated May 17, 2006, the Company granted to certain employees additional stock options to purchase up to 316,662 common shares of the Company at $31.81 per share, on or before May 19, 2018, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $31.76 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 47.31% to 48.22%, risk-free interest rates of 3.09% to 3.24% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $11.05 per share.

On June 30, 2008, pursuant to the stock option agreements dated June 28, 2007, the Company granted to two employees additional stock options to purchase up to 66,664 common shares of the Company at $31.53 per share, on or before June 30, 2018, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $31.53 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 46.85% to 48.88%, risk-free interest rates of 3.23% to 3.40% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $11.01 per share.

Stock options granted in 2007

On April 11, 2007, the Company granted to a corporation stock options to purchase up to 500,000 common shares in the Company at $21.09 per share, on or before April 11, 2017, with one third vested immediately and one third each to be vested on the first and second anniversary dates. On the date the stock options were granted, the market value of the Company’s common stock was $21.09 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected life of 3.0 years, expected volatility of 29.74%, risk-free interest rates of 4.11% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $5.225 per share. The Company’s Chief Executive Officer has an ownership interest in such corporation. (See Note 20)

On May 17, 2007, pursuant to the stock option agreements dated May 17, 2006, the Company granted to certain employees additional stock options to purchase up to 316,666 common shares in the Company at $26.85 per share, on or before May 17, 2017, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $26.85 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 28.95%, risk-free interest rates of 4.23% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $6.67 per share.

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

Stock options granted in 2006

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

On December 14, 2006, the Company finalised the terms of a stock option agreement and granted to a new employee stock options to purchase up to 46,666 common shares in the Company at $15.90 per share, on or before December 14, 2016, with one third vested immediately and the remaining two thirds to be vested over the remaining two years. The exercise price was determined and approved by the Company’s compensation committee on

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 6, 2006 when the market price of the Company’s common stock was $15.675 per share. The market price was $20.745 on December 14, 2006. The fair value of the stock-based compensation is determined by using Black-Scholes model, with the following assumptions: a weighted average expected life of 2 years, expected volatility of 36.7%, risk-free interest rates of 4.63% to 4.97% and expected dividend yield of 0%. The weighted average grant-date fair value of stock options granted was $7.47 per share. The Company, at its sole and absolute discretion, granted additional 46,666 stock options in 2007 and may grant additional stock options up to an aggregate 46,668 stock options in 2008 to the employee with the same vesting periods.

2008 Equity Incentive Plan

In August 2008, the shareholders of the Company passed a resolution to approve the 2008 Equity Incentive Plan. Subject to the terms of the 2008 Equity Incentive Plan, a committee, as appointed by the board of directors, may grant awards under the plan, establish the terms and conditions for those awards, construe and interpret the plan and establish the rules for the plan’s administration. The committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards under the plan. The maximum number of common shares of the Company that are issuable under all awards granted under the plan is 1,500,000 common shares. There has been no award issued from the 2008 Equity Incentive Plan.

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2008:

	Options Outstanding			Options Exercisable
		Weighted-Average
		Remaining	Weighted-Average		Weighted-Average
	Number	Contractual Life	Exercise Price	Number	Exercise Price
Exercise Prices per Share	Outstanding	(In Years)	per Share	Exercisable	per Share

$13.06	176,118	7.63	$13.06	70,554	$13.06
$15.90	31,112	7.96	$15.90	15,556	$15.90
$21.09	500,000	8.75	$21.09	333,332	$21.09
$26.85	266,668	8.63	$26.85	66,662	$26.85
$29.25	66,664	8.50	$29.25	22,220	$29.25
$30.31	46,666	8.96	$30.31	31,110	$30.31
$30.89	42,500	9.63	$30.89	—	—
$31.28	83,332	8.91	$31.28	27,776	$31.28
$31.53	66,664	9.50	$31.53	—	—
$31.81	299,996	9.63	$31.81	—	—

	1,579,720	8.81	$24.96	567,210	$21.95

Note 21.	Other Income (Expense), Net

	2008	2007	2006

Gain (loss) on trading securities, net	$(11,218)	$(110)	$915
Unrealized holding gains (losses) on currency derivative contracts, net	1,164	(145)	—
Fee income	—	—	1,527
Other income	1,982	4,666	2,825
Other expenses	(1,840)	(242)	(113)

Other income (expense), net	$(9,912)	$4,169	$5,154

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 22.	Income Taxes

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

	2008	2007	2006

Income before income taxes and minority interests from continuing operations	$12,432	$65,805	$51,124

Computed provision for income taxes at statutory rates	$(3,667)	$(21,136)	$(16,421)
(Increase) decrease in taxes resulting from:
Statutory tax rate differences	(758)	(1,082)	(4,374)
Non-taxable income	1,702	1,862	1,537
Stock-based compensation	(1,287)	(1,465)	(673)
Resource property revenue taxes	(5,864)	(4,161)	(644)
Permanent differences	(1,297)	(1,610)	2,979
Change in valuation allowance	(205)	12,754	9,139
Reduction in future tax rate	(239)	(3,955)	—
Amortization of deferred credit, future income tax assets	6,298	6,062	—
Fair value loss on investment in preferred shares of former subsidiaries	(16,248)	—	—
Other, net	2,901	292	(1,845)

Provision for income taxes	$(18,664)	$(12,439)	$(10,302)

Consisting of:
Resource property revenue taxes	$(5,864)	$(4,161)	$(644)
Other income taxes	(12,800)	(8,278)	(9,658)

	$(18,664)	$(12,439)	$(10,302)

Note 23.	Earnings Per Share

Earnings per share data for years ended December 31 from operations is summarized as follows:

	2008	2007	2006

Basic earnings (loss) from continuing operations available to common shareholders	$(6,952)	$50,980	$34,152
Effect of dilutive securities:
Interest on convertible bonds	—	—	54

Diluted earnings (loss) from operations	$(6,952)	$50,980	$34,206

	Number of Shares
	2008	2007	2006

Weighted average number of common shares outstanding — basic	30,401,018	29,895,468	30,162,412
Effect of dilutive securities:
Convertible bonds	—	—	131,478
Options	—	506,662	121,562

Weighted average number of common shares outstanding — diluted	30,401,018	30,402,130	30,415,452

As at December 31, there were 1,579,720 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for 2008.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 24.	Commitments and Contingencies

Leases

Future minimum commitments under long-term non-cancellable leases are as follows:

Year	Amount

2009	$3,772
2010	1,355
2011	1,339
2012	1,290
2013	1,290
Thereafter	828

$9,874

Rent expense was $5,496, $1,199 and $8,219 for the years ended December 31, 2008, 2007 and 2006, respectively.

Litigation

The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2008.

Guarantees

The Company did not have guarantees (which meet the definition of a guarantee pursuant to AcG 14, Disclosure of Guarantees) outstanding as of December 31, 2008.

Purchase Obligations

In the normal course of its industrial plant engineering and equipment supply business, the Company enters into purchase orders with its suppliers. The purchase orders aggregated $293,547 at December 31, 2008 which will be expensed in 2009. Of the total obligations, $260,000 relates to Germany, $31,700 to India and the balance to other countries.

Note 25.	Business Segment Information

The Company operates in two reportable segments: industrial plant engineering and equipment supply, and resource property. The business of industrial plant engineering and equipment supply segment consists of supplying technologies, equipment and engineering services for cement, coal and minerals processing, as well as designing and building plants that produce clinker, cement, clean coal and minerals. The resource property segment consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated that commenced in 1956 and expires in 2055. The segments are managed separately because each business requires different production and marketing strategies. The business segments are based on the Company’s management and internal reporting structure. Intersegment transactions are accounted for under normal business terms and are determined on an arm’s length’s basis.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The results of operations for corporate and other primarily represent the corporate income less expenses. The corporate and other assets include the entity’s gross assets unrelated to its reportable segments.

	Year Ended December 31, 2008
	Industrial Plant
	Engineering and	Resource	Corporate
	Equipment Supply	Property	and Other	Total

Revenues from external customers	$638,354	$—	$—	$638,354
Income from interest in resource property	—	27,185	—	27,185
Interest expense
External	2,198	—	93	2,291
Internal	—	—	1,474	1,474
Income (loss) from continuing operations before income taxes and minority interests	57,641	22,769	(67,978)	12,432

	Year Ended December 31, 2007
	Industrial Plant
	Engineering and	Resource	Corporate
	Equipment Supply	Property	and Other	Total

Revenues from external customers	$580,391	$—	$—	$580,391
Income from interest in resource property	—	18,132	—	18,132
Interest expense
External	2,094	—	574	2,668
Internal	269	—	498	767
Income (loss) from continuing operations before income taxes and minority interests	61,277	15,367	(10,839)	65,805

	Year Ended December 31, 2006
	Industrial Plant
	Engineering and	Resource	Corporate
	Equipment Supply	Property	and Other	Total

Revenues from external customers	$404,324	$—	$—	$404,324
Income from interest in resource property	—	6,660	—	6,660
Interest expense
External	1,961	—	277	2,238
Internal	387	—	284	671
Income (loss) from continuing operations before income taxes and minority interests	48,367	6,177	(3,420)	51,124

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

	2008	2007	2006

Cement	$547,368	$518,573	$340,704
Coal and minerals	90,986	61,818	63,620

	$638,354	$580,391	$404,324

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As at December 31, 2008
	Industrial Plant
	Engineering and	Resource	Corporate
	Equipment Supply	Property	and Other	Total

Segment assets	$698,371	$28,605	$89,066	$816,042
Less: intercorporate investment				(50,384)

Consolidated total assets				$765,658

Equity method investments	325	—	—	325
Cash expenditures for capital assets	3,027	—	10	3,037

	As at December 31, 2007
	Industrial Plant
	Engineering and	Resource	Corporate
	Equipment Supply	Property	and Other	Total

Segment assets	$643,544	$37,892	$158,470	$839,906
Less: intercorporate investment				(50,595)

Consolidated total assets				$789,311

Equity method investments	654	—	—	654
Cash expenditures for capital assets	3,471	—	—	3,471

The following table presents revenues from the industrial plant engineering and equipment supply segment by geographic areas based upon the project location:

	2008	2007	2006

Canada	$11,720	$512	$72
Africa	7,596	21,393	10,488
Americas	48,836	117,905	75,651
Asia	145,636	196,348	106,336
Russia & Eastern Europe	213,708	83,592	41,548
Europe	57,577	35,502	29,764
Middle East	150,856	123,283	135,759
Australia	2,425	1,856	4,706

	$638,354	$580,391	$404,324

There were no revenue concentrations in 2008, 2007, or 2006 in the industrial plant engineering and equipment supply segment.

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

	2008	2007

Canada	$25,047	$33,161
Africa	63	66
Americas	200	320
Asia	586	837
Russia & Eastern Europe	21	—
Europe	1,411	1,288
Middle East	14	—
Australia	8	150

	$27,350	$35,822

Note 26.	Financial Instruments

The fair value of financial instruments at December 31 is summarized as follows:

	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets:
Held-for-trading:
Cash and cash equivalents (including restricted cash)	$441,095	$441,095	$378,513	$378,513
Short-term securities	2,947	2,947	15,460	15,460
Derivative assets	1,450	1,450	388	388
Loans and receivables:
Current receivables*	80,926	80,926	76,584	76,584
Available-for-sale instruments that do not have a quoted market price in an active market:
Short-term securities, unlisted	40	40	50	50
Investment in preferred shares of former subsidiaries	19,125	19,125	91,960	91,960

Total	$545,583	$545,583	$562,955	$562,955

Financial Liabilities:
Other financial liabilities:
Accounts payable and accrued expenses*	$174,658	$174,658	$144,616	$144,616
Debt	11,313	11,313	13,920	13,088
Other long-term liabilities	8,344	8,344	4,931	4,931
Held-for-trading:
Derivative liabilities	285	285	543	543

Total	$194,600	$194,600	$164,010	$163,178

*	not including derivative financial instruments

Fair value of a financial instrument can be characterized as the amount at which a financial instrument could be bought or sold in a current transaction between willing parties under no compulsion to act (that is, other than in a forced transaction, involuntary liquidation or distressed sale). The best evidence of fair value is published price quotations in an active market. When the market for a financial asset or financial liability is not active, an entity establishes fair value by using a valuation technique. The chosen valuation technique makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity. Entity-generated inputs take into account factors that market participants would consider when pricing the financial instruments at the balance

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sheet, such as liquidity and credit risks. Use of judgment is significantly involved in estimating fair value of financial instruments in inactive markets and actual results could materially differ from the estimates.

The fair value of cash and cash equivalents (including restricted cash) and term deposits is based on reported market value. The fair value of short-term trading securities is based on quoted market prices. The fair value of unlisted securities are based on their estimated net realizable values. The fair values of short-term receivables and accounts payable and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their carrying value. The fair values of non-current receivables, long-term debt and other long-term liabilities were determined using discounted cash flows at prevailing market rates of interest for a similar instrument with a similar credit rating. The fair values of the foreign currency derivative financial instruments are based on the quotes from foreign exchange dealers and reviewed and confirmed by management of the Company by their own valuation process.

The Company’s investment in the preferred shares of the former subsidiaries was created in January 2006 as a result of the spin-off of the Company’s financial service business (see Note 4). These preferred shares are classified as available-for-sale securities and quoted market prices are not available. Since quoted market prices are not available, the Company determined the fair value of these preferred shares using a discounted cash flow model and the Company considered the quoted market prices of securities with similar characteristics. The Company’s determination of fair value considered various assumptions, including time value, yield curve and other relevant economic measures. At December 31, 2008, the Company used a discount rate of 30% in its financial valuation model, based on the observable current market transactions in instruments with similar characteristics with modifications for market liquidity and the features of the preferred shares. As the fair value of the Company’s investment in the preferred shares of the former subsidiaries is determined in part using a valuation technique based on assumptions that are not supported by prices from observable current market transactions in the same instrument or based on available observable market data, the fair value would change significantly if one or more of those assumptions change. Please refer to further discussions on potential changes in fair value under the sub-heading “Interest Rate Risk”.

The unrealized fair value loss of $55,076 on the Company’s investment in the preferred shares of the former subsidiaries recorded in 2008 reflects the significant weakness in the global credit and equity markets experienced in the fourth quarter of 2008. The Company considered the fair value loss as other than a temporary decline in value, as the Company expects to negotiate a settlement of the net position of the investment in the preferred shares of the former subsidiaries and the amount due to same related party. It is possible that the agreed upon settlement amount may differ from the fair value as at December 31, 2008 due to changes in market conditions subsequent to the balance sheet date and also because the settlement negotiations are between related parties and there is no liquid, active market for this net position.

Generally, management of the Company believes that the current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Company uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. The Company has risk managers and internal auditors to perform audit and checking functions and risk assessment to ensure that company procedures and policies are complied with.

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

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The nature of the risk that the Company’s financial instruments are subject to is set out in the following table:

Risks
Market Risks
Financial Instrument	Credit	Liquidity	Currency	Interest Rate	Other Price

Cash and cash equivalents (including restricted cash)	X		X	X
Term deposits	X		X	X
Short-term securities			X		X
Derivative assets and liabilities	X	X	X
Investment in preferred shares of former subsidiaries	X	X		X
Current receivables	X		X
Accounts payable and accrued expenses		X	X
Long-term debt			X	X
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

Sensitivity analysis:

At December 31, 2008, if benchmark interest rates (such as LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, after-tax net loss for the year 2008 would have been $477 higher, arising mainly as a result of lower net interest income. Conversely, if benchmark interest rates at that date had been 100 basis points (1.00%) per annum higher with all other variables held constant, after-tax net loss for the year 2008 would have been $477 lower, arising mainly as a result of higher net interest income. There would have been no material impact on the Company’s other comprehensive loss. All of the Company’s long-term debt bears fixed interest rates.

In addition, at December 31, 2008, the Company held the investment in the preferred shares of the former subsidiaries and its fair value was determined using a valuation technique based on certain assumptions that are not supported by prices from observable current market transactions in the same instrument or based on available observable market data. At December 31, 2008, the Company used a discount rate of 30% in its financial valuation model. If the discount rate at that date had been 1% or 5%, respectively, lower, with all other variables held constant, after-tax net loss for the year 2008 would have been $719 and $4,093, respectively, lower. Conversely, if the discount rate at that date had been 1% or 5%, respectively, higher with all other variables held constant, after-tax net loss for the year 2008 would have been $676 and $3,022, respectively, higher.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents (including restricted cash), term deposits and derivative and other receivables. The Company has deposited the cash and cash equivalents (including restricted cash) and term deposits with reputable financial institutions with high credit ratings, from which management believes the risk of loss to be remote. The Company has receivables from various entities including customers, governmental agencies and affiliates and they are not concentrated in any specific geographic area. Management does not believe that any single customer or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Company’s large and diversified customer base. Credit risk from trade accounts receivable is mitigated since the customers generally have high credit quality and/or provide performance guarantees, advance payments, letters of credit and other credit enhancements. The performance guarantees,

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

advance payments and letters of credit are generally issued by the bankers of the customers. The credit ratings are performed by the Company internally.

The average contractual credit period for trades receivable is 30 days.

The Company holds an investment in the preferred shares of Mass Financial and one of its subsidiaries.

The maximum credit risk exposure as at December 31 is as follows:

Amounts Recognized on the Consolidated Balance Sheet:	2008

Cash and cash equivalents (including restricted cash)	$441,095
Derivative assets	1,450
Investment in preferred shares of former subsidiaries	19,125
Current receivables	80,926

542,596
Amount of indebtedness offset against investment in preferred shares of former subsidiaries (See Note 4)	30,214
Guarantee (see Note 24)	—

Maximum credit risk exposure	$572,810

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Company operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros and the United States (“U.S.”) dollars. In order to reduce the Company’s exposure to foreign currency risk on material contracts denominated in foreign currencies (other than the functional currencies of the subsidiaries), the Company may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2008 and 2007, the Company had derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of $28,937 and $40,697, respectively, and a net unrealized fair value gain (loss) of $1,165 and ($155), respectively. As at December 31, 2008, the Company has not adopted hedge accounting because these derivative financial instruments do not meet the conditions of hedge accounting.

Sensitivity analysis:

At December 31, 2008, if the U.S. dollar had weakened 10% against the local functional currencies with all other variables held constant, after-tax net loss for the year 2008 would have been $2,402 higher. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net loss would have been $2,402 lower. The reason for such change is mainly due to certain U.S. dollar-denominated financial assets (net of liabilities) held by entities whose functional currency is not the U.S. dollars. There would have been no material impact on other comprehensive income in either case.

At December 31, 2008, if the Euro had weakened 10% against the local functional currencies with all other variables held constant, after-tax net loss for the year 2008 would have been $1,932 higher. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net loss would have been $1,932 lower. The reason for such change is primarily due to certain Euro-denominated financial assets (net of liabilities) held by entities whose functional currency is not Euros. There would have been no material impact on other comprehensive income in either case.

Other price risk

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market. The Company’s other price risk includes only equity price risk whereby the Company’s investments in equities in other entities held for trading or available-for-sale securities are subject to market price fluctuation. The Company did not hold any asset-backed securities.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sensitivity analysis:

At December 31, 2008, if the equity price in general had weakened 10% with all other variables held constant, after-tax net loss for the year 2008 would have been $202 higher. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, after-tax net loss would have been $202 lower. There would have been no material impact on other comprehensive income in either case.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company’s approach to managing liquidity is to ensure, as far as possible, that it always has sufficient liquidity to meet its liabilities when they fall due, under normal and stress conditions, without incurring unacceptable losses. The Company is not subject to material liquidity risk because of its strong cash position and relatively insignificant amount of debt. It is the Company’s policy to invest cash in highly liquid, diversified money market funds or bank deposits for a period of less than three months. The Company may also invest in cash deposits with an original maturity date of more than three months so as to earn a higher interest income.

Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. Please also refer to Note 17 for debt maturity schedule.

As of December 31, 2008, the Company had $293,547 of purchase obligations with respect to the normal course of its cement, coal and minerals business. The Company expects to settle these amounts with cash on hand and cash to be generated from its operating activities.

Concentration risk

Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of the aggregate financial assets (or liabilities) in the Company’s consolidated balance sheet.

The Company regularly maintains cash balances in financial institutions in excess of insured limits. The Company has deposited the cash and cash equivalents (including restricted cash) and term deposits with reputable financial institutions with high credit rating, and management believes the risk of loss to be remote. As at December 31, 2008, the Company, as a group, had cash and cash equivalents aggregating $320,216 with a bank in Austria.

Additional disclosure

In addition to information disclosed elsewhere in these financial statements, the Company had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in the result of operations in 2008 and 2007 as follows:

	2008	2007

Interest income on financial assets not classified as held for trading*	$17,820	$12,146
Interest income on financial assets classified as held for trading	3,629	1,009

Total interest income	$21,449	$13,155

Interest expense on financial liabilities not classified as held for trading	$(2,280)	$(2,667)
Interest expense on financial liabilities classified as held for trading	(11)	(1)

Total interest expense	$(2,291)	$(2,668)

Dividend income on financial assets classified as held for trading	$237	$302
Dividend income on financial assets classified as available for sale	—	238
Net losses on financial assets required to be classified as held for trading	(9,765)	(1,714)
— including change in fair value of the trading securities	(10,929)	(1,559)
Credit losses	(1,840)	(238)

*	including income of $3,782 and $3,751 in 2008 and 2007, respectively, on the preferred shares of former subsidiaries

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 27.	Related Party Transactions

In the normal course of operations, the Company enters into transactions with related parties which include affiliates which the Company has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ or the Company’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in these financial statements, the Company had the following transactions with affiliates.

Continuing operations

	2008	2007	2006

Dividend income on preferred shares*	$—	$—	$3,727
Dividend income on common shares*	—	238	173
Royalty expense paid and payable*	(815)	(1,025)	(164)
Fee income	94	—	1,527
Fee expense for managing resource property	(1,707)	(1,118)	(169)
Fee expense for management services, including expense reimbursements	(4,303)	(1,308)	(1,053)
Interest income — net investment income on preferred shares of former subsidiaries	3,782	3,751	—
Interest income — other	—	(48)	46
Interest expense	(21)	(530)	(230)
Research and development expense paid to an equity investee	—	—	(1,000)
Impairment charge on a receivable	—	(238)	—

*	included in income from interest in resource property

During 2006, the Company agreed to pay the Chief Executive Officer’s expenses as part of his short-term employment arrangement. As a result of an amendment to the Chief Executive Officer’s employment arrangement in January 2007, the Chief Executive Officer agreed to reimburse the Company for such expenses and as a result, the Company had a receivable of $231 (which was included in receivables due from affiliates) as at December 31, 2006. The Chief Executive Officer repaid the amount in full in February 2007. During 2007, the Company paid expenses amounting to $19 on behalf of the Chief Executive Officer. The amount was outstanding as of December 31, 2007 and was repaid in full in February 2008. In addition, pursuant to a management services agreement, the Company paid management fee expenses amounting to $1,309, $1,926 (including a non-refundable deposit of $256) and $nil in 2008, 2007 and 2006, respectively, to a corporation in which the Chief Executive Officer has an ownership interest.

During 2007, the Company acquired an investment in a private company from an affiliate for $50.

Discontinued Operations (See Note 4)

The Company did not earn any income nor incur any expenses in its discontinued operations with related parties in 2008 and 2007.

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

During 2006, the Company recognized fee income from affiliates amounting to $637, in the normal course of business.

During 2006, the Company recognized equity income of $123, from its equity method investees. The Company recognized interest income of $38 from affiliates and paid interest expense of $41 to affiliates in 2006.

Note 28.	Interest in Joint Ventures

The Company has certain jointly controlled enterprises in Russia which commenced business during 2008. The Company accounts for these jointly controlled enterprises by proportionate consolidation method, with additional information related to the Company’s interests in the joint ventures for 2008 as follows:

Current assets	$7,979
Long-term assets	519
Current liabilities	7,966
Long-term liabilities	—
Revenues	6,928
Cost of revenues	5,606
General and administrative expenses	745
Interest income	315
Other expenses	69
Income before taxes	823
Net income	619
Cash flows resulting from operating activities	1,023
Cash flows resulting from financing activities	—
Cash flows resulting from investing activities	(47)

Included in the Company’s cash and cash equivalents as at December 31, 2008 was an amount of $3,977 from joint ventures which are accounted for by proportionate consolidation. This cash and cash equivalent amount cannot be distributed to the joint venture partners without the approval of the respective joint venture steering committee.

The amount of income earned and expenses incurred by the joint ventures accounted for by proportionate consolidation with the Company for 2008 are follows:

Revenues	$340
Cost of revenues	1,051

In addition, the joint ventures had the following financial assets and liabilities with the Company as at December 31, 2008:

Trades receivable	$139
Advanced payments	4

Note 29.	Consolidated Statements of Cash Flows — Supplemental Disclosure

Interest paid on a cash basis was $571, $2,368, $1,928, in 2008, 2007 and 2006, respectively. Income tax paid on a cash basis was $21,940, $6,932, and $602 in 2008, 2007 and 2006, respectively.

The Company had the following nonmonetary transactions.

Nonmonetary transactions in 2008: none.

Nonmonetary transactions in 2007: (1) the Company sold the common shares in a public corporation to an affiliate for a promissory note at the book value of $8,878 (which approximated fair value) and no gain or loss was

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized; (2) the affiliate settled the promissory note of $8,878 by delivering 295,490 common shares of the Company to the Company; (3) the affiliate settled a payable of $2,296 due to the Company by delivery of 76,431 common shares of the Company to the Company; and (4) the Company sold 9.9% interest in MFC Corporate Services to an affiliate at the book value of $8,163 in exchange for 219,208 common shares of the Company and no gain or loss was recognized .

Nonmonetary transactions in 2006: (1) the Company exchanged its minority equity interest in and shareholder loans to a unlisted company amounting to $10,325 for two notes receivable due from the company and entitlements to proceeds from sales of certain equity securities in three public companies totalling $10,325 and no gain or loss was recognized; (2) the Company issued 144,546 common shares to extinguish debt due to a third party; (3) the distribution of common shares in Mass Financial to shareholders of the Company and the sale of MFC Corporate Services (see Note 4); (4) the acquisition of 51% common shares in Cade for a total consideration of $403 comprising $1 in cash and $402 in 26,210 common shares of the Company; (5) the acquisition of additional shares in a non-wholly-owned Canadian subsidiary by the issuance of 170,000 common shares of the Company and (6) the conversion of bonds into 292,602 common shares of the Company.

Note 30.	Subsequent Events

Restructuring activity

The Company expects the dramatic changes in world credit markets and the global recession will have a negative impact on the Company’s customer’s future capital expenditure programs. In anticipation of expected lower order intake, the Company is fundamentally restructuring its business model.

The Company has initiated a restructuring program, aligning capacities to changes in market demands, allocating resources depending on geographical needs and focusing on markets and equipment that will meet the Company’s objective of offering cost effective solutions to the customers. The initiatives under the restructuring program include a reduction in the international headcount and an intended divestiture of the coal and mineral customer group. Management estimates that the restructuring program will cost between $25,000 to $30,000 which primarily relates to employee severance costs, assets impairments and lease termination costs.

None of these expenses had been recognized or provided for in 2008 and the Company expects to recognize the loss and expenses in 2009 and 2010.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 31.	Differences between Canadian and United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with GAAP in Canada, which conform in all material respects with those in the U.S. , except as set forth below:

Reconciliation of Net Income	2008	2007	2006

Income (loss) from continuing operations in accordance with Canadian GAAP	$(6,952)	$50,980	$34,152
Interest accretion on convertible bonds	—	—	9
Change in fair value of guarantees issued	—	15	18
Stock-based compensation recovery (expense)	2,070	(7,964)	(1,959)

Income (loss) from continuing operations in accordance with U.S. GAAP	(4,882)	43,031	32,220
Discontinued operations in accordance with U.S. GAAP, net of tax	—	(9,351)	(2,874)
Extraordinary gain	—	513	—

Net income (loss) in accordance with U.S. GAAP	$(4,882)	$34,193	$29,346

Basic earnings (loss) per common share: U.S. GAAP
Continuing operations	$(0.16)	$1.44	$1.07
Discontinued operations	—	(0.31)	(0.10)
Extraordinary gain	—	0.02	—

	$(0.16)	$1.15	$0.97

Diluted earnings (loss) per common share: U.S. GAAP
Continuing operations	$(0.16)	$1.42	$1.06
Discontinued operations	—	(0.31)	(0.10)
Extraordinary gain	—	0.02	—

	$(0.16)	$1.13	$0.96

	December 31
Reconciliation of Shareholders’ Equity	2008	2007	2006

Shareholders’ equity in accordance with Canadian GAAP	$261,914	$307,194	$273,288
Deferred income taxes	(1,071)	(1,071)	(1,071)
Fair value of guarantees issued	—	—	(15)
Stock-based compensation expense	(1,527)	(4,659)	(3,101)
Unrecognised pension benefit expense, net of tax	(42)	(525)	—

Shareholders’ equity in accordance with U.S. GAAP	$259,274	$300,939	$269,101

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31
Comprehensive Income	2008	2007	2006

Net income (loss) in accordance with U.S. GAAP	$(4,882)	$34,193	$29,346
Other comprehensive income (loss) , net of tax
Unrealised gains and losses on translating financial statements of self-sustaining operations and adjustments from the application of U.S. dollar reporting	(47,099)	45,473	6,257
Unrealized losses on securities:
Fair value loss on available-for-sale securities	(55,076)	—	—
Reclassification adjustment for other than temporary decline in value	55,076	—	—
Reclassification adjustment for discontinued operations	—	—	(3)

Net unrealized losses on securities	—	—	(3)
Unrecognised pension recovery (expense), net of tax:
Unrecognised actuarial gain (loss) arising during the year	483	(525)	—

Net unrecognised pension recovery (expense)	483	(525)	—

	(46,616)	44,948	6,254

Comprehensive income (loss), net of tax, in accordance with U.S. GAAP	$(51,498)	$79,141	$35,600

Under U.S. GAAP, the total assets were $765,676 and $789,541 as at December 31, 2008 and 2007, respectively. Total liabilities were $502,694 and $482,687 as at December 31, 2008 and 2007, respectively.

Convertible Bonds

The Company accounts for its convertible bonds in accordance with their contractual terms and, as such, they are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the convertible bonds met the requirement to be exempted from Statement of Financial Accounting Standards (“SFAS” or “FASB Statement” or “FAS”) No. 133, Accounting for Derivatives and Hedging Activities, and thus the conversion feature was not required to be bifurcated from the debt instrument. The convertible bonds were recorded in accordance with Emerging Issue Task Force (“EITF”) No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. As the fair value of the Company’s common stock on the commitment date is less than the conversion price, no beneficial conversion feature was initially recorded at the date of commitment.

Stock-Based Compensation

The Company has two stock-based compensation plans (See Note 20).

Effective from January 1, 2006, the Company applied SFAS No. 123(R), Share-Based Payment, which eliminates the option to apply the intrinsic value measurement provisions of APB No. 25 to stock compensation awards issued to employees. Therefore, there is no material discrepancy between Canadian and U.S. GAAP on stock-based compensation, with the following material exceptions.

Stock options issued to employees of Canadian and foreign operations, with an exercise price denominated in a currency other than the Company’s functional currency or the local currency of the foreign operation, are required to be classified and accounted for as financial liabilities and re-measured under the Black-Scholes model at each period end. The net impact under U.S. GAAP was an increase (decrease) of consolidated net income by $2,070, $(7,964) and $(1,959) in 2008, 2007 and 2006, respectively. As of December 31, 2008 and 2007, the liability relating to stock options issued to employees of the foreign operations totalled $1,527 and $4,659, respectively, under U.S. GAAP; and the contributed surplus account was decreased by $893 and increased by $370, respectively, from Canadian GAAP to U.S GAAP, as a result of the reclassification of the stock options to liabilities pursuant to U.S. GAAP.

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

The Company did not have guarantees outstanding as of December 31, 2008 and 2007.

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

Under U.S. GAAP, the accumulated other comprehensive loss and income as of December 31, 2008 and 2007 was decreased by $483 and $525, respectively, representing the net gain and loss amounts that had not yet been recognized as net periodic benefit cost. The unrecognized pension cost arises from actuarial gains and losses. The Company expects that none of the unrecognized pension costs will be recognized as net periodic recovery or cost in 2009 as the Company does not expect that the cumulative unamortized balance will exceed 10% of the greater of accrued pension liabilities by end of 2009.

The Company does not have pension plan assets and, accordingly, does not expect to return any pension plan assets to the Company during the operating cycle that follows December 31, 2008.

Investment in Jointly Controlled Entities

Under Canadian GAAP, the Company accounts for its investment in a jointly controlled entity by proportionate consolidation method. Under U.S. GAAP, such investment is accounted for by equity method. Paragraphs (c)(2)(vii) of Form 20-F as issued by the U.S. Securities and Exchange Commission allows the an issuer to omit differences in classification or display that result from using proportionate consolidation in the reconciliation to U.S. GAAP provided that the joint venture is an operating entity, the significant financial operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. The Company is of opinion that the conditions are met and elects to omit the differences in the U.S. GAAP reconciliation.

Future Changes to U.S. Accounting Standards

SFAS No. 141(R), Business Combinations, is to replace SFAS No. 141, Business Combinations. The new statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combination. The new standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The new statement improves the comparability of the information about business combinations provided in financial reports. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management is reviewing the requirements of the new statement and its impact on the Company’s financial statements.

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

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133, is intended to enhance the current disclosure framework in SFAS No. 133. The statement

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

requires that objectives for using derivative instrument be disclosed in terms of underlying risk and accounting designation; that the fair values of derivative instruments and their gains and losses be disclosed in a tabular format; and that cross-referencing be presented within the footnotes. SFAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Management is reviewing the requirements of the new statement and its impact on the Company’s financial statements.

SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, is to define the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. The provisions of SFAS 162 are effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendment to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Management is reviewing the requirements of this new statement and its impact on the Company’s financial statements.

FASB Staff Position (“FSP”) No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Settlement), is to state that convertible debt instruments that are within its scope are required to be separated into both a debt component and an equity component. In addition, any debt discount is to be accreted to interest expense over the expected life of the debt. The provisions of FSP APB 14-1 are effective for financial statements issued for fiscal years beginning after December 15, 2008, and implementation is generally required to be retrospective. Early adoption is not permitted. Management has reviewed the requirements of this new staff position and concluded that there will be no material impact on the Company’s financial statements.

FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161, is to amend FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP is also to amend FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. Management is reviewing the requirements of this new staff position and its impact on the Company’s financial statements.

FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, is to address whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. Management has reviewed the requirements of this new staff position and concluded that there will be no material impact on the Company’s financial statements.

FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions, is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. A transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless (a) the two transactions have a valid and distinct business or economic purpose for being entered into separately and (b) the repurchase financing does not result in the initial transferor regaining control over the financial asset. This FSP shall be effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. Management is reviewing the requirements of this new staff position and its impact on the Company’s financial statements.

The Emerging Issues Task Force (“EITF”) Issue 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider, requires that (1) the service provider should characterize the consideration given to a third-party manufacturer or reseller (that is not a customer of the service provider) based on the form of consideration directed by the service provider to be provided to the service provider’s customer; (2) if the consideration given by a service

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provider to a manufacturer or reseller (that is not a customer of the service provider) can be linked contractually to the service provider’s customer, it is in substance the same as consideration given by a service provider to the service provider’s customer; and (3) the consideration given by a service provider to a manufacturer or a reseller (that is not a customer of the service provider) that can be contractually linked to the benefit received by the service provider’s customer should be accounted for in accordance with the model in EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). EITF Issue 06-1 is effective for the first annual reporting period beginning after June 15, 2007. Management is reviewing the requirements of this new EITF issue and its impact on the Company’s financial statements.

EITF Issue 07-1, Accounting for Collaborative Arrangements, is to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF Issue 07-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. EITF Issue 07-1 shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. Management is reviewing the requirements of this new EITF issue and its impact on the Company’s financial statements.

EITF Issue 08-5, Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement, applies to liabilities issued with an inseparable third-party credit enhancement (for example, debt that is issued with a contractual third-party guarantee) when they are measured or disclosed at fair value on a recurring basis. The issuer of a liability with a third-party credit enhancement that is inseparable from the liability shall not include the effect of the credit enhancement in the fair value measurement of the liability. For example, in determining the fair value of debt with a third-party guarantee, the issuer would consider its own credit standing and not that of the third-party guarantor. EITF Issue 08-05 is effective on a prospective basis in the first reporting period beginning on or after December 15, 2008. The effect of initially applying the guidance in EITF Issue 08-5 shall be included in the change in fair value in the period of adoption. Earlier application is permitted. Management has reviewed the requirements of this new EITF issue and concluded that there will be no material impact on the Company’s financial statements.

EITF Issue 08-3, Accounting by Lessees for Nonrefundable Maintenance Deposits, requires that all nonrefundable maintenance deposits should be accounted for as a deposit. When the underlying maintenance is performed, the deposit is expensed or capitalized in accordance with the lessee’s maintenance accounting policy. Once it is determined that an amount on deposit is not probable of being used to fund future maintenance expense, it is recognized as additional expense at the time such determination is made. EITF Issue 08-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, including interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. Management is reviewing the requirements of this new EITF issue and its impact on the Company’s financial statements.

EITF Issue 08-4, Transition Guidance for Conforming Changes to Issue No. 98-5, applies to the conforming changes (included in Exhibit 08-4A) made to EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, that resulted from EITF Issue 00-27, Application of EITF Issue 98-5 to Certain Convertible Instrument, and SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The impact of applying the conforming changes, if any, shall be presented retrospectively with the cumulative-effect of the change being reported in retained earnings in the statement of financial position as of the beginning of the first period presented (retrospective application). Additionally, any transition impact of applying these conforming changes shall comply with the disclosure requirements of SFAS 154, Accounting Changes and Error Corrections, for changes in accounting principles. EITF 08-4 is effective for financial statements issued for fiscal years ending after December 15, 2008. Earlier application is permitted. Management is reviewing the requirements of this new EITF issue and its impact on the Company’s financial statements.

EITF Issue 08-5, Issuer’s Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement, applies to liabilities issued with an inseparable third-party credit enhancement (for example, debt that is issued with a contractual third-party guarantee) when they are measured or disclosed at fair value on a recurring basis. The issuer of a liability with a third-party credit enhancement that is inseparable from the liability shall not include the effect of the credit enhancement in the fair value measurement of the liability. For example, in determining the fair value of debt with a third-party guarantee, the issuer would consider its own credit standing and

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not that of the third-party guarantor. EITF Issue 08-05 is effective on a prospective basis in the first reporting period beginning on or after December 15, 2008. The effect of initially applying the guidance in EITF Issue 08-5 shall be included in the change in fair value in the period of adoption. Earlier application is permitted. Management has reviewed the requirements of this new EITF issue and concluded that there will be no material impact on the Company’s financial statements.

EITF Issue 08-6, Equity Method Investment Accounting Considerations, requires that: (1) the initial carrying value of an equity method investment should be based on the cost accumulation model described in paragraphs D3 — D7 of Statement 141(R) for asset acquisitions; (2) an equity method investor should not separately test an investee’s underlying indefinite-lived intangible asset for impairment. The Task Force noted that an equity method investor is required to recognize other than-temporary impairments of an equity method investment in accordance with paragraph 19(h) of Opinion 18; (3) an equity method investor should account for an investee’s issuance of shares as if the equity method investor had sold a proportionate share of its investment and any resulting gain or loss shall be recognized in earnings, subject to certain exceptions; and (4) an equity method investor should continue to apply the guidance in paragraph 19(l) of Opinion 18 upon a change in the investor’s accounting from the equity method to the cost method. EITF Issue 08-6 is effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. This Issue shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. Management has reviewed the requirements of this new EITF issue and concluded that there will be no material impact on the Company’s financial statements.

EITF Issue 08-7, Accounting for Defensive Intangible Assets, addresses the accounting issues relating to defensive intangible assets. An intangible asset acquired in a business combination or an asset acquisition that an entity does not intend to actively use has been commonly referred to as a “defensive asset” or a “locked-up asset” because while the asset is not being actively used, it is likely contributing to an increase in the value of other assets owned by the acquiring entity. EITF Issue 08-7 requires that: (1) a defensive intangible asset should be accounted for as a separate unit of Accounting and should not be included as part of the cost of the acquirer’s existing intangible asset(s) because the defensive intangible asset is separately identifiable; and (2) a defensive intangible asset should be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. EITF Issue 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, in order to coincide with the effective date of Statement 141(R). This Issue shall be applied prospectively. Earlier application is not permitted. Management has reviewed the requirements of this new EITF issue and concluded that there will be no material impact on the Company’s financial statements.

ITEM 18	Financial Statements

Refer to “Item 17 — Financial Statements”.

ITEM 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number/Description

1.1	Articles of Amalgamation.(1)
1.2	By-laws.(1)
1.3	Certificate of Continuance(3)
1.4	Notice of Articles(3)
1.5	Articles(5)
1.6	Certificate of Change of Name(6)
1.7	Vertical Short Form Amalgamation Application(7)
1.8	Notice of Articles(7)
1.9	Certificate of Amalgamation(7)
2.1	Trust Indenture between our company and Computershare Trust Company of Canada, dated January 7, 2004(4)
2.2	Supplemental Indenture between our company and Computershare Trust Company of Canada, dated October 27, 2005.(6)
4.1	Memorandum of Agreement between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated November 24, 1987.(2)
4.2	Amendment to Mining Lease between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated January 1, 1987.(2)
4.3	First Amendment to Memorandum of Agreement between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc.(2)
4.4	Shareholder Protection Rights Plan Agreement between our company and Montreal Trust Company of Canada dated as of May 18, 1993.(1)
4.5	Amended 1997 Stock Option Plan of our company.(1)
4.6	Trust Indenture, dated January 7, 2004, between our company and Computershare Trust Company of Canada, as Trustee, for the issuance of 4.4% Convertible Unsecured Subordinated Bonds due December 31, 2009.(5)
4.7	Variation Agreement dated December 22, 2004 between our company and Sutton Park International Limited varying our company’s interest obligation to Sutton Park International Limited in respect of the 4.4% Convertible Unsecured Subordinated Bond in the principal amount of €6,786,436, maturing December 31, 2009.(5)
4.8	Arrangement Agreement dated September 11, 2006 between our company and Cade Struktur Corporation.(7)
4.9	Arrangement Agreement dated March 29, 2007 between our company and Sasamat Capital Corporation
8.1	Significant subsidiaries of our company as at March 16, 2009:
KHD Holding AG
KHD Humboldt Wedag International Holding GmbH
KHD Humboldt Wedag International GmbH
Humboldt Wedag Inc.
Humboldt Wedag India Ltd.
Humboldt Wedag Australia Pty Ltd.
KHD Investments Ltd.
New Image Investment Company Limited
Inverness Enterprises Ltd.
KHD Humboldt Wedag (Cyprus) Limited
KHD Humboldt Wedag (Shanghai) International Industries Limited
KHD Humboldt Wedag International (Deutschland) AG
KHD Humboldt Wedag GmbH
KHD Humboldt Wedag International Insurance Ltd.

EKOF Flotation GmbH
KHD Humboldt Wedag Machinery Equipment (Beijing) Co. Ltd.
Sasamat Capital Corporation
Humboldt Wedag Coal & Minerals Technology GmbH
ZAB Zementanlagenbau GmbH Dessau
ZAB Industrietechnik & Service GmbH
Humboldt Wedag (SA) (Pty) Ltd.
MFC & KHD International Industries Limited
KHD Sales and Marketing Ltd.
KHD Humboldt Wedag International (UAE) FEZ
Humboldt Wedag GmbH
Blake International Limited
HIT International Trading AG
11.1	Code of Ethics(4)
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for James B. Busche.(8)
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Alan Hartslief.(8)
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for James B. Busche.(8)
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Alan Hartslief.(8)
15.1	Consent of Deloitte & Touche LLP.(8)
99.1	Audit Committee Charter(6)
99.2	Compensation Committee Charter(7)
99.3	Nominating and Corporate Governance Charter(7)

(1)	Incorporated by reference to our Form 20-F’s filed in prior years.

(2)	Incorporated by reference to our Form 10-K for the year ended December 31, 1989.

(3)	Incorporated by reference to our Form 6-K filed with the Securities and Exchange Commission on November 23, 2004.

(4)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 26, 2004.

(5)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 6, 2005.

(6)	Incorporated by reference to our Form 20-F filed with the Securities and Exchange Commission on April 3, 2006.

(7)	Incorporated by reference to our Form 20-F with the Securities and Exchange Commission on April 3, 2007.

(8)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KHD Humboldt Wedag International Ltd.

/s/  James B. Busche
James B. Busche
Chief Executive Officer and President
(Principal Executive Officer)

Date: March 27, 2009

/s/  Alan Hartslief
Alan Hartslief
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 27, 2009