Form 20-F
period 2009-12-31
KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
filed 2010-03-26
CIK 16859

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal offices)

Alan Hartslief
Fax: 011-43-1-588-1499
Faulmanngasse 4, 5th Floor
1040 Vienna Austria

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

There were 30,259,911 common shares, without par value, issued and outstanding as of December 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ YES     ☑ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ YES     ☑ NO

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☑ YES     ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐ YES     ☐ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☑ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  ☐ YES     ☑ NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ YES     ☐ NO

Dear shareholders,

OVERVIEW

Looking back on 2009, the year has been another eventful one for KHD. During the year we completed the sale of our coal and minerals operations as well as our workshop in Cologne, Germany and saw gradual improvement in the quarterly new order intake from the second quarter of 2009. We have also continued with our restructuring plan.

Following the end of the year, we announced an intention to split the company into two parts: a mineral royalty company and an industrial plant technology, equipment and service company. The first tranche of this transaction is expected to be completed by the end of the first quarter of 2010. This will result in the creation of two independent entities that will be well placed to create further value for our shareholders.

In overall terms, market conditions were difficult during the year, although there were strong pockets of activity in regions such as India. In India, KHD had a very successful year in terms of new order intake. Asia, as a region, contributed more than half of our total new order intake for the year. We ended the year with 780 employees, a reduction of 490 employees compared with the end of 2008, through a combination of the divestment of the coal and minerals operations and workshop, and our restructuring plan.

We are also pleased to report that one of the contracts that we had previously announced as cancelled recommenced in 2010 and, as a result, we were able to reverse the provisions made against this contract as at December 31, 2009.

FULL YEAR RESULTS

We were pleased to see new order intake improve in the second half of the year. New order intake in 2009 was $321.9 million. This was a decline of 55.5% compared with the prior year. Of the total, $273.6 million was from our cement business and $48.3 million was from our coal and minerals business.

Order backlog at the end of the period was $437.0 million, a decrease of 48.2% year on year. This was due to the reduction in new order intake as a result of the general economic slowdown in 2009, as well as the removal from the order backlog of cancelled contracts amounting to $110.2 million that were previously classified as at risk as at December 31, 2008, and the sale of our coal and minerals business, which had an order backlog of $68.0 million at the time of the sale.

Revenues in 2009 were $576.4 million, a decline of 9.7% compared with 2008. This was only a small decline from the level of revenues achieved in 2007 and reflects continued good order execution and delivery of the order backlog.

Gross profit was $136.4 million, a significant increase from $89.8 million in 2008. This mainly reflects the impact of losses on customer contracts in 2008 and then the subsequent partial reversal of these losses in 2009. Excluding these effects, gross profit margins increased from 19.1% in 2008 to 20.6% in 2009. This improvement was due to continued good project execution and continuing success with finding alternative, more cost effective, equipment procurement opportunities.

Reported operating income for the year was $71.5 million, an increase of 26.9% year on year. This reflected a number of factors, notably the recovery of losses on terminated contracts of $17.8 million and the gain on the sale of the workshop and related assets of $5.3 million, offset by a decline in income from our resource property in Canada compared with 2008, restructuring costs of $9.2 million, and an increase in selling, general and administrative costs.

Diluted earnings per share were $1.34, compared with a loss of $0.23 per share in 2008.

Net cash flow during the year resulted in a cash inflow of $11.5 million. We believe that this was a good performance considering the reduction in new order intake during the year and subsequent working capital outflows. Cash and cash equivalents at the end of the period were $420.6 million compared with $409.1 million at the end of 2008.

FOURTH QUARTER RESULTS

The 2009 fourth quarter results were some of the best that we have seen in the last two years.

New order intake of $96.7 million showed a continued improvement on the third quarter of 2009 and was the highest quarterly new order intake achieved in 2009 for the continuing cement operations. Revenues in the fourth quarter were $210.2 million, an increase of 41.8% compared with the third quarter of 2009. Gross profit, excluding the impact of terminated contracts, was $48.1 million. This was due to good project execution and the completion of several projects in the fourth quarter. Gross profit margin on the same basis was 23.0%, which was a significant improvement compared with the previous quarter, but in line with the second quarter of the year.

OUTLOOK

From a new order intake perspective, we have seen a significant improvement in the second half of the year, which gives us some confidence going into 2010 and 2011. India continues to be a good market for KHD and we intend to continue to strengthen our competitive position in this market. There are also tentative signs of an improvement in the Russian market, which accounts for almost half of our order backlog.

We intend to continue to invest in improving our technology as well as our offering of environmentally friendly products. This is likely to be achieved through a combination of internal research and development as well as through strategic partnerships. We are currently involved in a number of discussions with potential partners to strengthen our market position.

Iron ore prices continue to improve and this bodes well for our mineral royalty from the Wabush iron ore mine in Canada. As previously stated, our intention is to split our existing business into a mineral royalty company and an industrial plant technology, equipment and service company. We believe that this will give both businesses the opportunity to grow further and focus on building further value for our shareholders.

The majority of KHD’s current employees will remain with the industrial plant technology, equipment and service company as we continue with our repositioning of this business. We have announced internally the closure of our office in Vienna, Austria in order to further reduce the cost base of the business and to further simplify the operating structure which will result from the proposed split of KHD into two separate parts.

After a difficult start to 2009, we ended the year with renewed confidence and believe that we have taken a number of significant steps towards helping our customers produce cement and process minerals in a much more energy efficient and environmentally friendly manner. This has been a difficult year for our employees, with many changes over the course of the year, and I would like to thank everyone for their support during this period.

Respectfully Submitted,

Jouni Salo
President and Chief Executive Officer

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Form 20-F

PART I

Certain statements in this annual report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance, and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of March 26, 2010. These assumptions, which include management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a continued downturn in general economic conditions in Asia, Europe, Russia, the Middle East, the United States and otherwise internationally, including as a result of the worldwide economic downturn resulting from the general credit market crises, volatile energy costs, decreased consumer confidence and other factors, (2) continuing decreased demand for our industrial plant technology, equipment and services, including the renegotiation, delay and/or cancellation of projects by our customers and the reduction in the number of project opportunities, (3) a continuing decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia, the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, (13) the timing and extent of our restructuring program and the restructuring charges to be incurred in connection therewith, (14) whether our proposed plan of arrangement with our subsidiary, KHD Humboldt Wedag International (Deutschland) AG, is approved by our shareholders, (15) difficulties seeking out and obtaining interests in mineral royalties, and (16) other factors beyond our control.

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

Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars and all financial information presented has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Cdn$ means Canadian dollars.

ITEM 1	Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3	Key Information

A.	Selected Financial Data

The following table summarizes selected consolidated financial data for our company prepared in accordance with Canadian GAAP for the five fiscal years ended December 31, 2009. Additional information is presented to show the differences which would result from the application of U.S. GAAP to our company’s financial information. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 33 to our audited consolidated financial statements included in this annual report. The information in the table was extracted from the detailed consolidated financial statements and related notes included elsewhere in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5 — Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in United States dollars in accordance with Canadian GAAP)
(in thousands, other than per share amounts)

	Fiscal Years Ended December 31
	2009	2008	2007	2006	2005

Revenues	$576,408	$638,354	$580,391	$404,324	$316,978
Operating income	71,549	56,385	53,010	40,555	25,551
Income (loss) from continuing operations	40,711	(6,952)	50,980	34,152	22,864
(Loss) income from discontinued operations	—	—	(9,351)	(2,874)	5,361
Extraordinary gain	—	—	513	—	—
Income (loss) from continuing operations per share
Basic	1.34	(0.23)	1.71	1.13	0.84
Diluted	1.34	(0.23)	1.68	1.12	0.84
(Loss) income from discontinued operations per share
Basic	—	—	(0.31)	(0.10)	0.20
Diluted	—	—	(0.31)	(0.09)	0.19
Extraordinary gain per share
Basic	—	—	0.02	—	—
Diluted	—	—	0.02	—	—
Net income (loss)	40,711	(6,952)	42,142	31,278	28,225
Net income (loss) per share
Basic	1.34	(0.23)	1.42	1.03	1.04
Diluted	1.34	(0.23)	1.39	1.03	1.03
Total assets	788,903	765,658	789,311	641,920	523,056
Net assets	325,191	265,623	313,120	295,754	262,347
Long-term debt,	11,649	11,313	13,920	10,725	2,920
Shareholders’ equity	319,788	261,914	307,194	273,288	244,259
Capital stock, net of treasury stock	58,270	50,033	44,566	44,212	53,574
Weighted average common stock outstanding, diluted	30,354	30,401	30,402	30,415	27,509

Selected Financial Data
(Stated in United States dollars in accordance with U.S. GAAP)
(in thousands, other than per share amounts)

	Fiscal Years Ended December 31
	2009	2008	2007	2006	2005

Revenues	$576,408	$638,354	$580,391	$404,324	$316,978
Operating income	68,587	58,455	45,046	38,596	25,551
Income (loss) from continuing operations(1)	37,749	(4,882)	43,031	32,220	22,843
Loss from discontinued operations(1)	—	—	(9,351)	(2,874)	(1,950)
Extraordinary gain(1)	—	—	513	—	—
Income (loss) from continuing operations per share(1)
Basic	1.24	(0.16)	1.44	1.07	0.84
Diluted	1.24	(0.16)	1.42	1.06	0.84
Loss from discontinued operations per share(1)
Basic	—	—	(0.31)	(0.10)	(0.07)
Diluted	—	—	(0.31)	(0.10)	(0.07)
Extraordinary gain per share(1)
Basic	—	—	0.02	—	—
Diluted	—	—	0.02	—	—
Net income (loss)(1)	37,749	(4,882)	34,193	29,346	20,893
Net income (loss) per share(1)
Basic	1.24	(0.16)	1.15	0.97	0.77
Diluted	1.24	(0.16)	1.13	0.96	0.77
Total assets	786,978	765,676	789,541	641,920	523,401
Net assets	318,682	262,982	306,854	291,567	253,843
Long-term debt	11,649	11,313	13,920	10,725	2,920
Shareholders’ equity	313,279	259,274	300,939	269,101	235,755
Capital stock, net of treasury stock	65,451	57,214	50,162	44,174	53,574
Weighted average common stock outstanding, diluted	30,354	30,401	30,402	30,415	27,509

(1)	Attributable to our common shareholders.

Reconciliation to United States GAAP

A reconciliation to U.S. GAAP is included in Note 33 to our audited consolidated financial statements included in this annual report. The primary significant difference between Canadian and U.S. GAAP as they relate to our company is the accounting for stock-based compensation expenses.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Certain statements in this annual report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance, and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect, actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.

An investment in our common stock involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operations and financial condition could be harmed due to any of the following risks.

During our year ended December 31, 2009, we operated in two reportable segments consisting of (i) our industrial plant technology, equipment and service business, and (ii) our royalty interest in the Wabush iron ore mine.

Risk Factors Relating to Our Business

The worldwide macroeconomic downturn has reduced, and could continue to reduce, the demand for our industrial plant technology, equipment and service business and the amount of royalty we receive from the Wabush iron ore mine.

The ongoing economic crisis has had a significant negative impact on most segments of the world economy due to many factors, including the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment and liquidity concerns. The industrial plant technology, equipment and service industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad.

In periods of recession or periods of minimal economic growth, the demand for steel and iron ore usually decreases significantly and results in a drop in the price of iron ore. Such decreases in the demand for iron ore and the resulting decrease in price of iron ore led to a decrease in the royalty we received from the Wabush iron ore mine and could continue to have a material adverse effect on our financial results.

In addition, in such periods, the operations underlying industrial plant technology, equipment and service companies have been adversely affected. Certain end-use markets for clinker and cement experience demand cycles that are highly correlated to the general economic environment, and are sensitive to a number of factors outside of our control. If such end-use markets for clinker and cement significantly deteriorate due to economic effects, our assets, financial condition and results of operations could be materially adversely affected.

Payments by customers under a project agreement are typically made by means of a combination of advance payments and certain milestone payments depending on the progress of the project. As a result, our revenue is generated predominantly from processing orders on hand and the corresponding progress toward the completion of contracts for cement plants entered into in prior periods accounted for according to the percentage-of-completion method. Historically, approximately 70% to 80% of our order backlog has been converted into revenues within a 12-month period. Due to our high historical order backlog, the strong decline of the cement markets in 2009 had not yet impacted our revenues and results of operations in the year ended December 31, 2009. However, as a result of the crisis in the cement markets, our new order intake dropped sharply. In addition, it was necessary to reduce the order backlog on account of the cancellation of orders that that already been booked in 2008. Management believes that, unless our new order intake increases significantly over the level of 2009, the years 2010 and 2011 will be marked by significantly decreasing revenues and results of operations. Pricing pressures, as well as reduced demand for our industrial plant technology, equipment and services, could have a material adverse effect on our assets, financial condition and results of operations.

In addition, economic effects, including the resulting recession in various countries and slowing of the global economy, will likely result in a continued decrease in commercial and industrial demand for our industrial plant technology, equipment and services, which could have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our industrial plant technology, equipment and services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in the demand for the design and construction of plant systems or equipment that produce or process clinker and cement. Reduced demand for our industrial plant technology, equipment and services, and pricing pressures, could have a materially adverse effect on our assets, financial condition and results of operations.

The worldwide economic downturn has resulted in the prolonging or cancellation of some of our customers’ projects and may negatively affect our customers’ ability to make timely payment to us.

Any downturn in the industrial plant technology, equipment and service industry or in the demand for cement or other related products may be severe and prolonged, and any failure of the industry or associated markets to fully recover from a downturn could seriously impact our revenue and harm our business, financial condition and results of operations. During a downturn, the timing and implementation of some of our larger customer projects may be affected. Some projects may be prolonged or even discontinued or cancelled. Furthermore, our customers may face deterioration of their business, cash flow shortages and difficulty gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. In certain emerging markets, customers have obtained bank guarantees or credit insurance to support credit extended to them. As these expire, there can be no assurance that such customers will be able to renew or extend the credit support previously made available to them.

A prolongation or cancellation of our customers’ projects, or a deterioration of their business resulting in their inability to meet their payment obligations to us, could have a materially adverse effect on our assets, financial condition and results of operations.

The operation of the Wabush iron ore mine is generally determined by a third party operator and we have limited decision making power as to how the property is operated. The operator’s failure to perform could affect our revenues.

The revenue derived from the Wabush iron ore mine is based on production generated by its third party operator. The operator will generally have the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the third party operator and our interests may not always be aligned. As an example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development as it is at risk with respect to the cost of development and operations. Our inability to control the operations of the Wabush iron ore mine may result in a material and adverse effect on our profitability, results of operation and financial condition. Similar adverse effects may result from any other royalty interests we may acquire that are primarily operated by a third party operator.

Failure to manage our market, product and service portfolio effectively, and to develop an effective marketing and sales strategy to leverage market position in key geographical regions, may adversely affect our financial condition and results of operations.

We have a global portfolio of our industrial plant technology, equipment and services. Failure to manage this portfolio effectively could have a material impact on our business. We conduct regular reviews of our market, product and service portfolio balance, as appropriate, looking at numerous factors, including market weighting, geographical weighting and political risk. Nevertheless, we may still be exposed to risk factors such as shifts in the demand for our industrial plant technology, equipment and services in certain geographic regions, adverse changes in the business environment, increased taxes and government regulation. Failure to successfully develop or implement a marketing and sales strategy could have an adverse effect on our business. Our marketing strategy includes opportunity identification, identifying key customer requirements and targeting key opportunities and quality projects that fit within our strategy. Inability to leverage our market position in key countries and segments could also have a material adverse effect on our strategy in the long term.

Failure to successfully deliver and implement major projects in line with established project and business plans may adversely affect our results of operations and financial condition.

Our future revenues and profits are, to a significant extent, dependent upon the successful completion of major projects within budget, cost and specifications. The delivery of such projects is subject to health and safety, sub-surface, technical, commercial, legal, contractor and economic risks. During the pre-tender and tender phases, projects are subject to a number of sub-surface, engineering, stakeholder, commercial and regulatory risks. The principal risk prior to tender is failure to accurately assess a project’s schedule and cost, leading to margin erosion or negative returns. Development projects may be delayed or unsuccessful for many reasons, including: cost and time overruns of projects under construction; failure to comply with legal and regulatory requirements; equipment shortages; availability, competence and capability of human resources and contractors; and mechanical and technical difficulties. Projects may also require the use of new and advanced technologies, which can be expensive to develop, purchase and implement, and which may not function as expected. In the event that we fail to successfully deliver and implement major projects in line with project and business plans, our results of operations and financial condition may be adversely affected.

Our core industrial plant technology and equipment are mainly produced by contract manufacturers in accordance with our requirements and quality standards, and non-core technology and equipment are supplied by other suppliers. Since the production of steel products is capital intensive, both contractors and suppliers require advance payments from us. Our contractors and suppliers may face deterioration of their businesses, experience cash flow shortages, or have difficulty gaining timely access to sufficient credit, which could result in production and supply delays, resulting, in turn, in damage claims by our customers for inability to deliver, or late delivery of, equipment. Further, advance payments made to contract manufacturers or suppliers may not be fully recoverable in case of a contractor’s or supplier’s insolvency. A deterioration of the business of our contract manufacturers or suppliers resulting in production and supply delays, or the inability to produce or supply at all, may have a material adverse effect on our assets, financial condition and results of operations.

The industrial plant equipment, technology and service industry has lengthy sales cycles due to customised technology and products.

The current economic crisis has had a significant negative impact on consumer confidence with reduced corporate profits and capital spending. The industrial plant technology, equipment and service industry is generally subject to lengthy sales cycles which lengthen considerably in a downturn. Customers who continue to spend in a downturn may often engage in intense due diligence, putting additional contractual and scope risks on to the suppliers. With an increasing sales cycle, the power of negotiation may often rest with the customer, who may be considering multiple tenders and options at the same time. The combination of our lengthy sales cycle coupled with challenging economic conditions could have a materially adverse effect on our assets, financial condition and results of operations.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as health and safety incidents or natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our industrial plant technology, equipment and services. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

Changes in the prices and cost of raw materials could lead to a decrease in the demand for cement and, in turn, in the demand for cement plants we produce.

We may be significantly affected by changes in the prices of, and demand for, cement and other related products, and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control, such as supply and demand, exchange rates, inflation, changes in global economics, political and social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement and other related products. If the demand for cement and other related products decreases, then the demand for our industrial plant technology, equipment and service business will decrease, which will in turn adversely impact upon our financial condition and results of operations.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing our industrial plant technology, equipment and services and introduce new industrial plant technology, equipment and services to meet customers’ needs. Our designs, technology and equipment are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services, technology and equipment on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances, or introduce new designs, technology or equipment that may be necessary, to remain competitive and meet customers’ requirements within the industrial plant technology, equipment and service sector and, should we fail to do so, this could have a materially adverse effect on our assets, financial condition and results of operations.

Failure to attract, motivate and retain skilled personnel may have a material adverse effect on our business and results of operations.

Our future direction and success depends on the constant review and development of an appropriate business model and strategy that is aligned with the current business environment and the strengths of our company. The development, communication and implementation of the strategy will depend on generating sustainable options for the future and alignment between various factors, including our customer service centers and our regional strategies. This will require the right management skills and leadership to deliver success. Our performance and ability to mitigate these and other significant risks within our control depend on the skills and efforts of our employees and management teams. Future success will depend, to a large extent, on the continued ability to attract, retain, motivate and organize highly skilled and qualified personnel. This in turn will be impacted by competition for human resources. Loss of the services of key people, or an inability to attract and retain employees with the right capabilities and experience, may have a material adverse effect on our business and results of operations.

Our competitors include firms traditionally engaged in the industrial plant technology, equipment and service business and failure to understand the competitive landscape could lead to a decrease of our market share.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering technology, equipment and/or services related to cement technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant technology, equipment and services and failure to understand the competitive landscape, which includes competitors with greater resources and capital than us, could lead to a decrease of our market share.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively affect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. Other business risks include warranty claims that may be made with respect to warranties that we provide to our customers in connection with the industrial plant technology, equipment and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events, as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in such countries or to take other currencies out of such countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We currently indirectly engage, and may continue to engage, in business with parties in Iran, Sudan, Cuba and Syria, countries that the United States State Department has designated as state sponsors of terrorism, through our indirect subsidiary, Humboldt Wedag GmbH. This business primarily relates to the provision of spare parts. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions. Penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada. To our knowledge, no U.S. persons (as that term is defined in the relevant Parts of Title 31 of the Code of Federal Regulations) have any role in the approval or execution of contracts with entities located in those countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States, and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

We may be exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. In addition, unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future. The occurrence of any such circumstances could negatively affect our results of operations and financial condition.

Any significant inflation or deflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant technology, equipment and services, which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in United States currency. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial condition.

Deflation is the risk that prices throughout the economy may decline, which may reduce the amount of royalty we receive from our interest in the Wabush iron ore mine. Deflation may also result in a decrease of the price of cement, which may result in our customers delaying or cancelling projects. Any such delays or cancellations could result in reduced demand for our industrial plant technology, equipment and services, which may adversely affect our business, results of operations and financial condition.

Some of our subsidiaries operating in the industrial plant technology, equipment and service business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect our financial results.

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

We are subject to local legislation and regulations in various countries in which we operate. Failure to identify, interpret correctly and comply with local regulations and legislation may impact our reputation and our business.

Our business activities are conducted in many different countries and are therefore subject to a broad range of legislation and regulation. We face value erosion if we do not identify or interpret correctly these regulations, respond to changes in market rules, and ensure compliance with same. Many of the countries in which we conduct, and expect to conduct, business have recently developed, or are in the process of developing, new regulatory and legal structures. These regulatory and legal structures, and their interpretation and application by administrative agencies, may be untested and specific to a given market. Any changes in the regulatory climate in which our company operates may potentially have a material impact on our business. Failure to meet regulatory and legislative requirements may have a material adverse effect on our reputation and may expose our company to financial penalties.

In some countries, our projects and investments may be exposed to risks relating to conduct, ethics, corporate responsibility and anti-competitive practices. Failure to implement our Code of Conduct, Code of Ethics and other internal policies in investment decisions and day to day operations could have a material impact on our business.

Our Code of Conduct and Code of Ethics define our philosophy and underpin corporate responsibility and ethical practice throughout our organisation. In this period of economic downturn, our search for new opportunities will take our company into areas which present new and different challenges to our firm commitment to make our Code of Conduct and Code of Ethics central to how we conduct our business. Our failure to implement our Code of Conduct and Code of Ethics, or any damaging investigations of our activities, could impact our reputation and have a materially adverse effect on our assets, financial condition and results of operations.

Some of our current and historical operations are subject to a wide range of environmental, health and safety regulations.

We are subject to certain environmental, health and safety laws and regulations that affect our project operations and some of the facilities we operate. We believe that we are in compliance with all material environmental, health and safety laws and regulations related to our industrial plant technology, equipment and services, operations and business activities. However, there is a risk that we may have to incur expenditures to cover environmental and health liabilities, to maintain compliance with current or future environmental, health and safety laws and regulations, or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, including potential liabilities, due to a number of factors, especially the lengthy time intervals often involved in resolving such matters. Should we become subject to additional costs for remediation of the sites we operate or compliance with environment, health and safety laws and regulations which exceed the provisions we have set aside for such risk, our assets, financial condition and results of operations may be materially adversely affected.

If we are unable to protect the confidential or unique aspects of our technology, our competitive advantage may be reduced.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the technology and equipment we design or build, or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and equipment is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, violates the intellectual property of others, or if our competitors independently develop competing technology, we may lose existing customers and our business may suffer. Moreover, while we have been issued a large number of patents, and other patent applications are pending, there can be no assurance that any of these patents will not be challenged, invalidated or circumvented, or that any rights granted under these patents will in fact provide competitive advantage to us. Should any of these risks materialize, our assets, financial condition and results of operations could be materially adversely affected.

We could infringe third party intellectual property rights.

In the course of our operations, we may infringe third party intellectual property rights. The development of technology and equipment, and introduction of new technology and equipment in the industry, is often done in parallel with other competitors and, despite gaining patent rights in a particular geography, it is possible that our intellectual property may infringe third party patents. If a third party brings a successful infringement claim against us, the financial consequences could be an award of damages to compensate the third party for the unauthorised use of its intellectual property, or an “accounting of profits” which could strip us of the profits we made through the inadvertent unauthorised use of the intellectual property. There is also the possibility of a court granting an injunction, i.e. an order prohibiting further use of the infringing intellectual property. If infringed intellectual property is part of one of our key systems or core technology or equipment, the business impact on our company could be significant. This could, in turn, have a materially adverse effect on our assets, financial condition and results of operations.

We could become dependent on licences.

Our future product solutions may require us to license technologies from other companies and successfully integrate such technologies into our industrial plant technology, equipment and services. It may be necessary in the future to seek or renew licences relating to various aspects of such industrial plant technology, equipment and services. There can be no assurance that the necessary licences would be available on acceptable terms, or at all. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a non-exclusive basis could limit our ability to protect our proprietary rights in our products. Our inability to acquire licences on which we are dependent, the acquisition of licences on unfavourable terms, or a lack of protection of our own proprietary rights, could have a materially adverse effect on our assets, financial condition and results of operations.

We are exposed to risks associated with joint ventures, strategic alliances and third party agreements to offer complementary products and services.

Some business activities conducted by our company are conducted through strategic alliances and with joint venture partners. The joint ventures are often under the day to day management of these partners and may therefore be subject to risks that are outside of our control. In addition, if our partnering arrangements fail to perform as expected, whether as a result of having incorrectly assessed our needs or the capabilities of our strategic partners, our ability to work with these partners or otherwise to develop new technology, equipment and solutions may be constrained, which may harm our competitive position in the market. Additionally, our share of any losses from, or commitments to contribute additional capital to, joint ventures has adversely affected, and may continue to adversely affect, our assets, financial condition and results of operations.

We are exposed to uninsured risks as part of our global business.

We maintain an insurance program to mitigate significant losses, which, as is consistent with good industry practice, includes coverage for physical damage, removal of debris, pollution and employer and third-party liabilities. Nevertheless, some of the major risks involved in the activities of our company cannot, or may not, reasonably and economically be insured. Our insurance program is subject to certain limits, deductibles, and terms and conditions. In addition, insurance premium costs are subject to change based on the overall loss experience of the insurance markets accessed. Should it turn out that we are not sufficiently insured against a certain risk and such risk materializes, our assets, financial condition and results of operations could be materially adversely affected.

We are exposed to various counterparty risks which may adversely impact our financial position, results of operations, cash flows and liquidity.

The challenging credit environment since 2008 has highlighted the importance of governance and management of credit risk. Our exposure to credit risk takes the form of a loss that would be recognized in the event that counterparties failed to, or were unable to, meet their payment obligations. Such risk may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, the investment of surplus cash balances and amounts owed to us by one of our former subsidiaries pursuant to a promissory note. The current credit crisis could also lead to the failure of companies in our sector, potentially including partners, contractors and suppliers.

We have exposure to the financial condition of our various lending, investment and derivative counterparties. With respect to derivative counterparties, we are periodically party to derivative instruments to hedge our exposure to foreign currency exchange rate fluctuation. As of December 31, 2009, we were party to foreign currency contracts with a notional value of approximately $10.5 million. The counterparties to these contracts are commercial banks. On the maturity dates of these contracts, the counterparties are potentially obligated to pay us the net settlement value. If any of the counterparties to these derivative instruments were to liquidate, declare bankruptcy or otherwise cease operations, they may not satisfy their obligations under these derivative instruments. In addition, we may not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment. If we were not able to replace the derivative position, we would be exposed to a greater level of foreign currency exchange rate risk which could lead to additional losses.

With respect to lending and investment counterparties, current market conditions may increase counterparty risks related to our cash equivalents, restricted cash, short-term cash deposits, receivables and equity securities (including preferred shares). We have deposited our cash and cash equivalents (including restricted cash) and term deposits with reputable financial institutions with high credit ratings. As at December 31, 2009, our company and its subsidiaries had cash and cash equivalents aggregating $289.8 million with a banking group in Austria. If any of the counterparties that make up this banking group are unable to perform their obligations, we may, depending on the type of counterparty arrangement, experience a significant loss of liquidity or a significant economic loss. Changes in the fair value of these items may adversely impact our financial position, results of operations, cash flows and liquidity.

Our bonding facility is provided by a syndicate of five banks. All banks in the syndicate are highly rated, with three located in Austria and two in Germany. The bonding facility is secured for one year and utilization rates are well below available limits. We do not have significant unutilized credit lines. The counterparties to our derivative contracts are highly rated Austrian and Indian banks. The Austrian, German and Indian governments all have announced that resources are available to support their banking systems.

Our ability to utilize financial resources may be restricted because of tightening and/or elimination of unsecured credit availability with counterparties. If we are unable to utilize such financial resources, we may be exposed to greater risk with respect to our ability to manage exposures to fluctuations in foreign currencies, interest rates and lead prices. Should any of the above risks materialize, our assets, financial condition and results of operations could be materially adversely affected.

We may face a lack of suitable acquisition, merger, or other proprietary investment, candidates, which may limit our growth.

In order to grow our business, we may seek to acquire or merge with, or invest or make proprietary investments in, new companies or opportunities. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, services or products available for acquisition or investment. Our failure to make acquisitions or investments may limit our growth.

Royalties and other interests may not be honoured by operators of a project.

Royalties and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time consuming and costly and, as with all litigation, there is no guarantee of success. Should any such decision be determined adversely to us, it may have a material and adverse effect on our profitability, results of operations and financial condition.

Increased competition for royalty interests and resource investments could adversely affect our ability to acquire additional royalties and other investments in resources.

Many companies are engaged in the search for, and the acquisition of, resources, and there is a limited supply of desirable resource interests. The resource businesses are competitive in all phases. Many companies are engaged in the acquisition of royalty interests in resource properties, including large, established companies with substantial financial resources, operational capabilities and long earnings records. We may be at a competitive disadvantage in acquiring royalty interests in these resource properties as many competitors may have greater financial resources and technical staff. Accordingly, there can be no assurance that we will be able to compete successfully against other companies in acquiring royalty interests in additional resource properties. Our inability to acquire additional royalty interests in resource properties may result in a material and adverse effect on our profitability, results of operations and financial condition.

We will be dependent on the payment of royalties by the owners and operators of our royalty interests, and any delay in or failure of such royalty payments will affect the revenues generated by the Wabush iron ore mine or any other royalty interests we may acquire.

We will be dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of our royalty interests. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents, recovery by operators of expenses incurred in the operation of any royalty properties, the establishment by operators of reserves for such expenses or the insolvency of an operator. Our rights to payment under the royalties will likely have to be enforced by contract. This may inhibit our ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners and operators of mines in which we have or may acquire a royalty interest may result in a material and adverse effect on our profitability, results of operations and financial condition.

Changes in the market price of the commodities that underlie royalty interests will affect our profitability and the revenue generated therefrom.

The revenue we derive from our interest in the Wabush iron ore mine will be significantly affected by changes in the market price of iron ore. Commodity prices, including the price of iron ore, fluctuate on a daily basis and are affected by numerous factors beyond our control, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the United States dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. Any decline in the price of iron ore may result in a material and adverse effect on our profitability, results of operations and financial condition.

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

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms, and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that these will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may increase the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk” in this annual report on Form 20-F for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the United States dollar. A depreciation of other currencies against the United States dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of other currencies against the United States dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See “Item 11 — Quantitative and Qualitative Disclosures About Market Risk” in this annual report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

ITEM 4	Information on the Company

A.	History and Development of the Company

We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June, 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March, 1980, under the Business Corporations Act (Yukon) in August, 1996, and under the Business Corporations Act (British Columbia) in November, 2004. Our name was changed from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” on October 28, 2005. Our registered office is located at Suite 800 — 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1 and our principal office is located at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. The telephone number for our principal office is 604.683.8286.

For a description of our significant dispositions, see “Item 4 — Business Overview — Discontinued Operations — Disposition of Financial Services Operations” and “Item 4 — Business Overview — Discontinued Operations — Real Estate and Other Interests”.

B.	Business Overview

During our year ended December 31, 2009, we operated in two reportable segments consisting of (i) an industrial plant technology, equipment and service business and (ii) our indirect royalty interest in the Wabush iron ore mine. The segments are managed separately because each requires different management skills. The industrial plant technology, equipment and service segment is our active core business, requiring a variety of production and marketing strategies. Our royalty interest in the Wabush iron ore mine requires diligent monitoring to assure the royalties we receive are correct and our interests are protected.

During fiscal year 2009, we primarily focused on the industrial plant technology, equipment and service business for the cement and mining industries. In the fourth quarter of 2009, we divested our interest in our coal and minerals customer group, exclusive of its roller press technologies and capabilities utilized for mining applications, such that our industrial plant technology, equipment and service business became focused on the cement industry.

However, in late 2009, our board of directors considered whether, given developments in the fourth quarter of 2009 with respect to the operation of the Wabush iron ore mine (as described below under the heading “Description of our Mineral Royalty Segment”), the separation of our industrial plant technology, equipment and service business and our mineral royalty business into two separate publicly traded companies would be beneficial to our shareholders. The board considered the feasibility, benefits and considerations of dividing our company along such lines, including implications for our shareholders, potential market reaction, and the financial viability of each entity after giving effect to such a transaction. Upon considering such factors, our board subsequently determined that such a separation would be beneficial to our shareholders.

As a result, on February 26, 2010, we entered into an arrangement agreement with our subsidiary, KHD Humboldt Wedag International AG (“KID”). Through a series of transactions to be undertaken prior to the closing of the arrangement agreement, including the transfer of several of our subsidiaries to KID or one of its subsidiaries, KID will hold all of our industrial plant technology, equipment and service business. Subject to receipt of the approval of shareholders, all necessary court approvals, and the satisfaction or waiver of all other conditions to the closing of the arrangement agreement, we will distribute to our shareholders, as a first tranche, approximately 26% of the issued shares of KID (the “Arrangement”). Each of our shareholders, other than shareholders who are also subsidiaries of our company, will be entitled to receive two KID shares for each seven of our common shares held. The Arrangement will be the first step towards the division of our company into two independent publicly traded companies, with KID to be focused on the industrial plant technology, equipment and service business, and our company to be focused on the mineral royalty business. In the event that all necessary approvals are received, upon completion of the Arrangement, we will change our name to “Terra Nova Royalty Corporation” to better reflect our focus on the mineral royalty business.

Upon completion of the Arrangement, we will continue to hold approximately 72% of the shares of KID. In connection with the Arrangement, we propose to enter into a shareholders agreement with another shareholder of KID whereby we will engage such shareholder to independently direct the voting of the KID shares that we continue to hold after completion of the Arrangement. Subject to satisfying all necessary requirements and taking the other steps necessary to no longer control KID from an accounting perspective, the entering into of the shareholders agreement may assist us with the objective of deconsolidating the assets and liabilities of KID prior to the time that it is efficient, from a tax perspective, for us to distribute the remainder of the KID shares to our shareholders. A deconsolidated financial presentation will more accurately reflect the ultimate objective of the Arrangement on a going forward basis, as KID would be deconsolidated from our company in its entirety. As the Arrangement only contemplates the first tranche of a distribution of the KID shares, if we take the steps necessary to no longer control KID from an accounting perspective, our resulting accounting presentation on a deconsolidated basis will enable shareholders to achieve a more accurate view of our company.

We will be seeking the approval of our shareholders for the Arrangement and related matters at a special meeting of the shareholders to be held on March 29, 2010. If the Arrangement is approved, we expect that the distribution of the KID Shares will take place on or about March 30, 2010. For a full description of the terms of the Arrangement, please see our Management Information Circular dated March 1, 2010, that was filed on SEDAR, at www.sedar.com, and on EDGAR, at www.sec.gov, on March 3, 2010.

Description of our Mineral Royalty Interest Segment

We participate in a royalty interest which consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated, which sub-lease commenced in 1956 and expires in 2055. Royalties are passive (non-operating) interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. The Wabush mine operation includes the Scully iron ore mine near Wabush in the Province of Newfoundland and Labrador, a pellet plant and port facilities at Point Noire, Quebec and integrated rail facilities. The lessor of the land is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland and Labrador. The lease requires the payment of royalties to Knoll Lake Minerals of Cdn$0.22 per ton on shipments of iron ore from the Wabush iron ore mine. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2009, 2008 and 2007, 3.2 million, 3.9 million and 4.8 million tons of pellets of iron ore, respectively, were shipped from the Wabush iron ore mine.

The Wabush iron ore mine was historically operated by an unincorporated joint venture consisting of Dofasco Inc. (now ArcelorMittal Canada), U.S. Steel Canada Inc., and Cliffs Natural Resources, Inc. (“Cliffs”), which paid royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush iron ore mine. Pursuant to the terms of the mining sub-lease, this royalty payment is not to be less than Cdn$3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of Cdn$1.685 per ton, with escalations as defined by agreement.

On October 12, 2009, Cliffs announced that it planned to exercise its right of first refusal to acquire the interests of ArcelorMittal and U.S. Steel Canada Inc. in the joint venture. On February 1, 2010, Cliffs announced that it had completed the acquisition of its former partners’ interests in the Wabush joint venture for approximately $88 million. With the closing of the acquisition, Cliffs now owns 100% of the operation that it has managed since 1965. Our participation in the royalty interest is not expected to be affected as a result of the change in ownership of the mine.

Iron ore is typically sold either as a concentrate, where the iron ore is in granular form, or as a pellet, where iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand, and consequently the pricing, of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is, in turn, cyclical in nature and is influenced by, among other things, the level of general economic activity.

Although no assurance as to future production levels can be provided, since the operator of the Wabush iron ore mine is now the sole owner of the Wabush iron ore mine, production from the mine is expected to be maintained at relatively consistent levels.

In December, 2005, we commenced a lawsuit against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs, claiming that such parties breached their contractual and fiduciary duties by inaccurately reporting and substantially underpaying the royalties properly due under the lease. We are also claiming reimbursement for the substantial costs that we have incurred in connection with our investigation into such matters. The parties proceeded to arbitration in connection with the outstanding issues related to the substantial underpayment of royalties. The arbitration hearing concluded in early August, 2009 and we anticipate a decision from the arbitration panel in the near future.

We currently hold the indirect royalty interest in the Wabush iron ore mine through our ownership of preferred shares of 0764509 B.C. Ltd. Prior to October, 2006, we held the indirect royalty interest through our ownership of preferred shares of Cade Struktur Corporation. On October 27, 2006, Cade Struktur completed the transactions contemplated by a purchase and sale agreement entered into with 0764509 B.C. Ltd. and another party. Cade Struktur sold to 0764509 B.C. Ltd. all of its beneficial interest in connection with the Wabush iron ore mine, including certain mining leases, the royalty interest payable by Wabush Iron Ore Co. Limited, the equity interest in Knoll Lake Minerals Ltd. and certain amounts that may become payable in connection with the lawsuit brought for underpayment of royalties in connection with past and future shipments from the Wabush mine, for an aggregate purchase price of Cdn$59.8 million. 0764509 B.C. Ltd. paid the purchase price by allotting and issuing 2,023,566 common shares, 59,800 cumulative, retractable non-voting Series A preferred shares and one cumulative, retractable non-voting Series B preferred share. The Series A preferred shares pay an annual dividend at a dividend rate on the redemption amount of the Series A preferred shares, which is adjusted annually based on the aggregate annual net royalties received by 0764509 B.C. Ltd. This dividend was 18.5% in 2009, 34% in 2008 and 21% in 2007. The Series A preferred shares are retractable by the holder at the initial issue price of Cdn$1,000 per share. The Series B preferred shares carry an annual dividend of 6% and are retractable by the holder at the then current redemption price, which is initially set at one dollar and will be increased by the amount of any award that becomes payable in connection with the arbitration proceedings discussed above. In addition, 0764509 B.C. Ltd. granted to Cade Struktur a licence to market and sell certain blood pressure intellectual property in China, India, Russia and Korea. On September 11, 2006, we entered into an arrangement agreement with Cade Struktur pursuant to which, effective October 23, 2006, we acquired all of the issued and outstanding common shares of Cade Struktur in connection with the amalgamation of Cade Struktur and 39858 Yukon Inc. The amalgamated company, known as Cade Struktur Corporation, became a wholly-owned subsidiary. We consolidated 0764509 B.C. Ltd. as a variable interest entity and Cade Struktur as its primary beneficiary. Effective December 28, 2006, we amalgamated with Cade Struktur, with our company as the continuing corporation. As a result, we continue to indirectly participate in the royalty interest in the Wabush iron ore mine.

In the event that the proposed Arrangement is approved and completed, we intend to primarily focus on our mineral royalty business and the acquisition and management of mineral royalties. We expect to engage in a continual review of opportunities to acquire existing royalties, to create new royalties through the financing of mining projects or to acquire companies that hold royalties. We may use both cash and common stock in such acquisitions and may issue substantial additional amounts of common stock as consideration for acquisitions in the future. There can be no assurance that we will be successful in acquiring any mineral royalties in addition to our royalty interest in the Wabush iron ore mine.

Description of our Industrial Plant Technology, Equipment and Service Segment

During 2009, we were primarily engaged in the industrial plant technology, equipment and service business. As a result, this annual report for the fiscal year ended December 31, 2009 is focused on that business segment. However, if the Arrangement is approved by shareholders and completed, our current industrial plant technology, equipment and service business will become the business of KID and we will concentrate primarily on the mineral royalty business. If the Arrangement is completed, our industrial plant technology, equipment and service business will be accounted for as discontinued operations.

We are a leader in supplying technologies, engineering and equipment for cement processing. Our major customer group is businesses in the cement industry. We supply plant systems as well as machinery and equipment worldwide for the manufacture of cement, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. We design and provide equipment that produces clinker and cement and offer basic engineering, detail engineering, plant and equipment for complete plants and plant sections. We have operations in India, Europe, China, Russia, Australia and the United States.

The following is a summary of the revenues we have derived from providing industrial plant technology, equipment and services to the cement, coal and mineral industries, by geographic region of project locations, for the three most recently completed fiscal years:

	2009	2008	2007
	(United States dollars in thousands)

Africa	$6,532	$7,596	$21,393
Americas	22,297	60,556	118,417
Asia	149,267	145,636	196,348
Russia & Eastern Europe	224,885	213,708	83,592
Europe	39,983	57,577	35,502
Middle East	132,018	150,856	123,283
Australia	1,426	2,425	1,856

Total	$576,408	$638,354	$580,391

Business Activities — Cement

We focus on our core strengths of designing, engineering, manufacturing, erection and commissioning of cement plants worldwide. Except for certain specialty machines, we either purchase equipment locally or outsource equipment fabrication to our specifications at facilities in a project’s host country, under terms similar or more stringent than those imposed by our customers.

The primary role of our industrial plant technology, equipment and service business segment is the supply of equipment to customers. The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test centers, technical consulting, design and engineering for plants that produce clinker and cement, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, raw material testing, research and development, erection and commissioning, personnel training and pre and post sales service. Specific services that we provide include plant design (i.e. arrangement and layout), equipment design and development, engineering services (i.e. process, electrical and mechanical), automation services and project management. We supervise the erection and perform the commissioning of our equipment and train customer personnel on site. The manufacturing of products is outsourced (according to our specifications) to lower cost platforms and, to this end, project host countries.

We provide these services with respect to new cement plants and also assist with the upgrading of existing plants. In certain instances, services are provided against irrevocable letters of credit with prepayment and subsequent payment milestones. We provide these services either directly to the owner, as a member of a team for the provision of a full equipment line that includes equipment specialists in the complementary fields of materials transport, blending, storage and packing, or as part of an overall turn-key team which includes members specializing in civil design and construction management. We strive to be the leading supplier of innovative, environmentally compliant and energy efficient technologies focused on reduced operating and maintenance costs.

Our product range is focused on grinding and pyro-process technologies. The grinding technologies can be utilized in raw material, clinker and finished cement grinding, while the pyro-process equipment includes pre-heaters, kilns, burners and clinker coolers. We have also developed a range of systems automation products, including process control systems and equipment optimization products.

Business Activities — Coal and Minerals

Early in the fourth quarter of 2009, we divested our interest in our coal and minerals customer group, exclusive of its roller press technologies and capabilities utilized for mining applications. As a result, the cement industry is now the primary customer group of our industrial plant technology, equipment and service segment. However, we anticipate that we will continue to market our roller press technologies and capabilities to other industries, including the mineral processing industry. Our roller press is a proprietary technology which was initially developed for our cement customer group but has since been successfully used in mineral processing applications. For more information on the divestment of our interest in our coal and minerals customer group, see “Item 5 — Operating Results — Divestment of Coal and Minerals Customer Group and Workshop in Cologne”.

Recent Developments

See “Item 5 — Operating Results — Restructuring Activity”, “Item 5 — Operating Results — Settlement of Preferred Shares of Mass Financial and its Former Subsidiary” and “Item 5 — Operating Results — Divestment of Coal and Minerals Customer Group and Workshop in Cologne”.

Global Risk Control

In 2005, we developed a new, modern, formal and extensive global risk management program. This program included a comprehensive set of procedures designed to assure the technical, commercial and country risks associated with each of our projects are adequately addressed in the pricing, engineering and negotiations of commercial terms. New procedures were developed and formalized with the assistance of external consultants. In 2008, we initiated an extensive review of our risk management procedures and set the framework for a comprehensive enterprise risk management program.

Joint Ventures with Partners in Russia

In prior periods, we disclosed an intention to form partnerships and/or joint ventures with entities in Russia and the Commonwealth of Independent States to build, own and operate cement plants and, to this end, had formed a design/build/operate division. As a result of the economic slowdown in 2008 and 2009, and the related credit crisis, our potential partners and/or joint venturers decided to delay, and may subsequently decide to cancel, their plans for these projects.

Research and Development

Focused on the industrial plant technology, equipment and service sector, our research and development is orientated to our clients’ requirements. Research is performed by a team of specialized engineers in various disciplines, supported by testing and analysis facilities with wide-ranging capabilities which are organized through the application of efficient project-management. Our research and development activities are focused on producing environmentally friendly, sustainable products, which are energy efficient and technically and economically optimized for the cement process, including crushing, grinding and pyro-processing equipment. Our research and development team works in areas such as product management, product and process development, and in the test laboratory. Also included in this group is our process engineering group, which supports our global sales effort.

Recent research activities include further development of clinker coolers, compact mills and waste fuel combustion chambers. Other current proprietary research activities are addressing grinding surface materials and designs, expert systems, burners and standardization of plant equipment to create packaged, complete solutions for grinding and pyro-processing applications.

The research and development program also focuses on technological options to reduce carbon dioxide (CO2) emissions and other gaseous and solid emissions resulting from the cement production process. These accrue mainly from gaseous CO2 and other emissions, as exhaust gas from contributions of the consumption of electrical energy, use of primary fuels and the calcining process of cement manufacturing.

The approach to reduce gaseous CO2 emissions from industrial combustion processes focuses on new means to utilize waste and, specifically, biomass-derived fuels. New processes to capture gaseous CO2 from flue gases are being investigated and will eventually be developed.

The approach to reduce the consumption of electrical energy focuses on the application of high pressure comminution technologies as a substitute for the relatively inefficient conventional crushing and grinding processes presently used in the cement and mining industries.

Other technologies are developed and incorporated to minimize the gaseous and solid emissions from cement plants. Among others, such emissions include nitrogen oxide (NOx), sulfur dioxide (SOx), carbon monoxide (CO) and particulate. We continue to develop products and processes required to meet the strict governmental environmental standards throughout the world.

Additionally, new technologies are controlled by efficiency-boosting automation concepts, which we aim to develop. As a result of our past research and development activities, we applied for 27 patent families in the past three years.

New Order Intake and Order Backlog

New order intake is defined as the total of all orders which are received during the respective period, excluding cancelled contracts, while order backlog is defined as the amount of orders received but not yet fulfilled. For easy comparison on the trend without the foreign exchange effect, € amounts in this section related to order backlog have been translated into U.S.$ at 1.4333, being the exchange rate at December 31, 2009. € amounts in this section related to new order intake have been translated into U.S.$ at 1.3883, being the yearly average exchange rate for 2009.

Our new order intake and order backlog have been impacted by the weakening of the global economy and the effect of the global recession on our customers’ capital expenditure programs. Faced with the prospect of lower commodity prices and the risk of surplus capacity, many plans to expand capacity have been put on hold.

Our new order intake for the year ended December 31, 2009 decreased 55.5% from the year ended December 31, 2008. New order intake for the year 2009 was $321.9 million compared to $722.7 million for the fiscal year 2008. Our annual report on Form 20-F for the year ended December 31, 2008 indicated that order intake for that year was $622.5 million, which excluded contracts amounting to $100.2 million that were cancelled during the year. The geographic breakdown of new order intake for the year ended December 31, 2009 consists of 8.5% from the Middle East, 52.8% from Asia, 22.1% from Russia and Eastern Europe and the balance primarily from Europe and the Americas.

During the fourth quarter of 2008, we received requests from a limited number of customers to modify the terms of existing contracts. These included requests for the extension of credit terms, delays, or cancellation of contracts. In addition, one of our customers went into voluntary liquidation. During the fourth quarter of 2008, contracts having a total value of $100.2 million were officially cancelled by customers defaulting on their contracts, and were removed from our order backlog as at December 31, 2008. We also determined that certain revenue contracts included in the remaining order backlog were at risk, meaning we were uncertain as to whether such contracts would be completed, as at December 31, 2008. These at risk contracts amounted to $159.2 million at December 31, 2008. We raised aggregate provisions of $23.7 million with respect to such contracts that were in progress as at December 31, 2008.

Throughout 2009, we continually reviewed the contracts classified as at risk as at December 31, 2008, systematically reclassifying contracts as cancelled, or contracts that we deemed would continue. If we determined a contract should be cancelled, order backlog with respect to such contract was adjusted downwards. As a result of our continued analysis, terminated customer contracts totalling $110.2 million were officially cancelled and removed from the order backlog as at December 31, 2009. We determined that no contracts remaining in our order backlog as at December 31, 2009 were at risk due to customer requests for cancellation or material contract changes.

The order backlog at the end of fiscal year 2009 amounted to $437.0 million, compared to $842.8 million at the end of fiscal year 2008. The decrease in order backlog in 2009 was primarily a result of the general economic slowdown in 2009, the removal from the order backlog of cancelled contracts amounting to $110.2 million that were previously classified as at risk as at December 31, 2008, and the removal from the order backlog of contracts totalling $68.0 million as a result of the sale of our coal and minerals business. The geographic breakdown of order backlog at year end was 47.8% in Russia and Eastern Europe, 17.5% in the Middle East and 27.5% in Asia.

In the fourth quarter of 2009, we successfully entered into new contracts with one of our major customers whose contracts we had previously classified as terminated. Because the conditions necessary for such contracts to be included in new order intake were only met in January, 2010, $54.3 million has been added to the new order intake and order backlog in 2010. For a further discussion of developments with respect to terminated customer contracts in 2009, see “Item 5 — Operating and Financial Review and Prospects — Review of Terminated Customer Contracts”.

Existing Market Conditions

The international market for our equipment and services is effectively linked to demand for cement and the investment plans of cement producers. The significant volume declines that cement producers have experienced in many regions of the world since 2009, particularly in more mature markets such as the United States of America and parts of western Europe, have now started to stabilize and, in some cases, have begun to improve from previously lower levels. However, some regions, most notably India where cement demand remained strong, were less affected by the global economic slowdown in 2009. Major cement producers have also started the process of repairing their balance sheets and some have conducted successful equity raises in recent months. This means that there may be less focus on reducing capital expenditures and fixed costs going forward than there was in 2009, although many major cement producers expect difficult market conditions to continue in 2010.

Overall, this may indicate that we may see gradual improvement in market conditions. While our customers generally remain cautious with respect to capital expenditure plans, there appears to be increased confidence in the industry in recent months. We continue to have good levels of inquiries from emerging regions, such as India, North Africa and the Middle East, and expect an improvement in new order intake in 2010 and 2011, as compared to 2009. However, we do not expect the buoyant market conditions that existed up until the last quarter of 2008 to revive in the short to medium term.

Competition

There are major competitors in the industrial plant technology, equipment and service business. Those competitors include: FLSmidth & Co. A/S, Polysius AG, Sinoma International Engineering Company Ltd., Claudius Peters Group GmbH, Loesche GmbH and Gebrüder Pfeiffer AG. All of these companies are international companies with significant resources, capital and access to information.

Our competitors in the cement industry can be segmented into two different types of companies:

•	full equipment line suppliers which are companies providing either a similar, or even broader, range of equipment services to the cement industry; and

•	part line competitors which are companies focusing on a smaller range of equipment and technologies.

The market for cement equipment has three globally active, full equipment line suppliers. These are FLSmidth & Co. A/S, Polysius AG and Sinoma International Engineering Company Ltd. These companies are also able to offer turn-key solutions independently. Our company, by comparison, in providing turn-key solutions, has to cooperate with reputed technology and civil construction partners who can provide the required construction and equipment that is ancillary to our proprietary equipment.

With respect to single machinery equipment for the cement industry, we compete with part-line suppliers, such as Claudius Peters Group GmbH and IKN GmbH, which focus on clinker cooling, and Loesche GmbH and Gebrüder Pfeiffer AG, which focus on raw and finished materials grinding.

We conducted our business in 2009 in a global environment that was highly competitive and unpredictable. For more information, see “Item 3 — Key Information — Risk Factors”.

Sales and Distribution Channels

While we provide services throughout the world through our subsidiaries and representative offices, our sales and marketing efforts are developed and coordinated by our sales and marketing team. In general, decisions by clients to increase production capacities, either through the addition of new lines or through the expansion of existing facilities, are the result of an extensive formal planning process. Consequently, any opportunity is usually well known and anticipated by our company and our competitors. However, opportunities in the after-sales markets are identified by diligent and constant interaction with operating plant managers. As our sales efforts are technical in nature, most of our sales force consists of trained and experienced engineers.

Our sales organization comprises a central structure based in Cologne, Germany, as well as regional organizations in four customer service centres. The sales organization is managed by a head of sales and services, based in Cologne, who reports to the management board. The sales team in Cologne is responsible for providing the strategic direction for sales and marketing as well as global tendering for projects. The purpose of our customer service centres is so that we have locations close to our respective customer bases in order to provide local input necessary to win projects and supply contracts and to maintain positive client relationships after a project is completed.

Our sales organization is structured both regionally and by customer. Sales employees are allocated to a particular region, such as the Americas, Asia Pacific, India, or Russia and the Commonwealth of Independent States, or, as key account managers, are responsible for certain customers. We also utilize sales agents to access markets where we do not have a customer service centre nearby. These agents are paid on a commission basis. Our sales and after-sales department was comprised of more than 50 professionals as at December 31, 2009.

Our sales organization can be divided into two distinct parts: sales and tendering. The sales division is responsible for the initial identification of opportunities and such opportunities are then given to the tendering team, which is responsible for deciding whether or not to proceed with such opportunity.

Proper preparation of a proposal is a major effort, and in the case of a new plant, can represent an investment in excess of $1 million. The customer usually starts by providing a sample of the raw material to be processed, as well as specifications for production capacity, energy requirements, emission limits, product quality, etc. We must then analyze the sample in our test center, complete preliminary engineering to a sufficient extent to enable the sizing of the major components, prepare arrangement plans, and, in the case of expansions, develop connection details and shutdown requirements. Consequently, the decision to bid is strategic and must be made considering other opportunities available at the time, commitment load by geographic region, country risk, history with the customer (e.g. have they purchased our or competitor’s lines in the past), bonding capacities and the availability of financing. Before a bid is offered to a customer, the key account manager must present it to an executive committee for authorization.

Patents and Licenses

We supply technology, equipment and engineering/design services for the cement, and mining industries, although our dealings with customers in the mining sector are limited to the provision of roller press applications. On an international level, we offer clients engineering services, machinery, plant and processes as well as process automation, installation, commissioning, staff training and after-sales services. In the course of our business, we have, and will continue to develop, intellectual property which is and will be protected using the international patent registering processes. We license our intellectual property and other rights to use certain parts of our technology to our subsidiaries, suppliers and clients. In total, our patent portfolio comprises approximately 94 patent families, consisting of approximately 367 patents or corresponding applications registered internationally. Approximately 147 patent applications are currently pending. We also hold approximately 325 trademarks.

Discontinued Operations

Disposition of Financial Services Operations

In December, 2005, our board of directors passed a resolution to distribute the majority of our financial services business to our shareholders. Our board of directors determined that the separation of our financial services business from our industrial plant technology, equipment and service business would enhance the success of both businesses and maximize shareholder value over the long term by enabling each company to pursue its own focused strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each business in comparison to other companies within their respective industries. In connection with the distribution, we ensured that we preserved our entitlement to Mass Financial Corp.’s exempt surplus earned in respect of our company and that inter-corporate indebtedness between our company and Mass Financial was eliminated in a tax-efficient basis. Pursuant to this resolution, we entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement with Mass Financial. At the time of the share exchange, our carrying amount of our investment in the Mass Financial group was $191.3 million (Cdn$218.8 million) (including a currency translation adjustments loss of $22.7 million). Our equity interest in Mass Financial was exchanged for preferred shares of Mass Financial and one of its former subsidiaries with an exchange value of $168.6 million (Cdn$192.9 million). The share exchange was accounted for as a related party transaction and, accordingly, the difference of $22.7 million between the carrying amount of assets surrendered and the exchange value of the preferred shares received was charged to retained earnings.

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

The Class B preferred shares of Mass Financial, which were issued in series, were non-voting and paid an annual dividend of 4.4367% on December 31 of each year, commencing December 31, 2007. Mass Financial could, at its option and at any time, redeem all or any number of the outstanding Class B preferred shares. Beginning

December 31, 2011 and each year thereafter, the holder of Class B preferred shares was entitled to cause Mass Financial to redeem up to that number of Class B preferred shares which would have an aggregate redemption amount equal to but not exceeding 6 2/3% of the redemption amount of the Class B preferred shares then outstanding. In the event of liquidation, dissolution or winding up of Mass Financial, the holder of the Class B preferred shares was entitled to receive in preference and priority over the common shares and Class A common shares of Mass Financial, any amount equal to the Class B redemption amount plus any declared and unpaid dividends thereon. No class of shares could be created or issued ranking as to capital or dividend prior to or on parity with the Class B preferred shares without the prior approval of holder(s) of the Class B preferred shares.

Our investment in the preferred shares of Mass Financial and one of its subsidiaries was classified as available-for-sale securities.

Pursuant to a loan agreement and a pledge agreement, we had an inter-corporate indebtedness due to Mass Financial of Cdn$37.0 million as at December 31, 2006, as evidenced by a promissory note. The promissory note bore interest at 4.4367% per annum, with the first annual payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, we were to repay a principal amount of Cdn$2.5 million each year, over a 15 year period. Under the pledge agreement, we deposited in pledge with Mass Financial the collateral (our investment in Class B preferred shares of Mass Financial) to be held for the benefit of Mass Financial as continuing security for the due payment of the promissory note.

Under a letter agreement, we and Mass Financial agreed that at any time we repaid to Mass Financial any portion of the principal amount of the promissory note, Mass Financial would redeem not less than Cdn$3.34784 Class B preferred shares for every Cdn$1 of the promissory note repaid either in cash or in kind. We also agreed that at any time Mass Financial redeemed or retracted its Class B preferred shares, we would repay to Mass Financial Cdn$0.2987 of the promissory note for every Cdn$1 of the Class B preferred shares redeemed. As a result of the offset, we had a net financial asset of Cdn$90.9 million in the Mass Financial group at both December 31, 2007 and 2006.

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

Also under that agreement, Mass Financial agreed to provide management services to Cade Struktur (now 0764509 B.C. Ltd.) in connection with the review, supervision and monitoring of the royalty earned by Cade Struktur in connection with our interest in the Wabush iron ore mine. We agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that Cade Struktur (now 0764509 B.C. Ltd.) receives in connection with the royalty in consideration for the management services.

The services agreement provides that the agreement may be terminated at any time if agreed to in writing by both parties. We also have the right to terminate the services agreement at any time upon at least six months prior notice after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.

Pursuant to the terms of the restructuring agreement, we and Mass Financial agreed that all current and outstanding guarantees issued by either of our companies would continue to be in force for a reasonable period of time following the consummation of the distribution of the Class A common shares of Mass Financial. Similarly, both parties agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was only one outstanding guarantee of $1.1 million which had been issued by us on behalf of a 27.8% equity method investee of Mass Financial and this guarantee expired in March, 2007. Since December 31, 2007, there have been no guarantees issued by our company on behalf of Mass Financial.

In November, 2006, we completed the disposition of our entire equity interest in MFC Corporate Services to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the carrying value of our investment in MFC Corporate Services as of September 30, 2006 of $68.2 million (Cdn$77.9 million) and comprised cash of Cdn$38.8 million (Cdn$31.1 million paid in November, 2006 and Cdn$7.7 million to be paid on or before the day which was the earlier of 30 calendar days after (i) the date on which the triggering event (as defined)

occurred and (ii) March 31, 2007), a short-term promissory note of Cdn$8.0 million due November, 2007 bearing interest at 5% per annum and 1,580,000 of our common shares valued at an initial share value of Cdn$31.1 million. The initial valuation of 1,580,000 of our common shares was subject to an adjustment which equalled to the positive balance, if any, between the initial share value and the market price on the payment date. At the time of the sale, our carrying amount of our investment in MFC Corporate Services was $67.8 million (Cdn$77.3 million). The sale was accounted for as a related party transaction. Accordingly, the difference of $0.5 million between the carrying amount of assets surrendered and the exchange value of the assets received and related income taxes of $1.7 million were charged to retained earnings. The wholly-owned subsidiary of Mass Financial had a put option to sell 9.9% common shares of MFC Corporate Services to us on the payment date.

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

In October, 2007, we sold the 9.9% equity interest in MFC Corporate Services at its book value of $8.2 million (Cdn$8.0 million) in exchange for 219,208 of our common shares and no gain or loss was recognized.

At the time of the disposition of MFC Corporate Services, MFC Corporate Services held an approximately 20% equity interest in a non-wholly-owned German subsidiary. It was the intention of both parties that the economic interest in the German subsidiary held by MFC Corporate Services be retained by us. To achieve this objective, we subscribed for shares of a subsidiary of Mass Financial that track the benefits from this 20% equity position in the German subsidiary. These shares entitle us to retain our commercial and economic interest in and benefits from this 20% equity position in the German subsidiary, net of related costs and taxes. The total consideration for the tracking stock subscription was $9.4 millions of which $8.5 million (which was our carrying value) was paid in November 2006 and $0.9 million was unpaid as of December 31, 2006 (but paid in February 2007). Under the tracking stock agreement, we are the beneficiary, the stock tracking company is the debtor and Mass Financial is the guarantor. Furthermore, we were granted by MFC Corporate Services the right to acquire common shares of the German subsidiary at fair market value and a right of first refusal in case of a potential sale or other disposal of common shares of the German subsidiary by MFC Corporate Services. The price payable by us will be offset against the tracking stock participation and therefore will be commercially netted to $nil except for related costs and taxes, if any. In 2007, MFC Corporate Services distributed its entire shareholding of the German subsidiary of our company to the wholly-owned subsidiary of Mass Financial (the immediate parent company of MFC Corporate Services) by way of dividend-in-kind. The tracking stock participation remains in force, however it will be wound up in the event that the Arrangement is approved.

In October, 2006, we received 35,000 common shares of Mass Financial in connection with the asset exchange transaction, of which 16,618 common shares were sold in 2006 with the remaining 18,382 common shares sold in January 2007.

Since January 31, 2006, there has been one common director between our company and Mass Financial, and he is also an officer of Mass Financial.

As at December 31, 2008, we owned all Series 2 Class B preferred shares and no common shares of Mass Financial. In connection with the preparation of our financial statements for the year ended December 31, 2008, we took steps to determine the fair value of the preferred shares of Mass Financial and one of its former subsidiaries. The preferred shares were classified as available-for-sale securities and quoted market prices were not available. Since quoted market prices were not available we determined the fair value of these preferred shares using a discounted cash flow model and considered the quoted market prices of securities with similar characteristics. Our determination of fair value considered various assumptions, including time value, yield curve and other relevant economic measures. As a result, we recognized a fair value loss of $55.1 million on our investment in the preferred shares of the former subsidiaries as at December 31, 2008.

On May 12, 2009, we entered into and completed a negotiated settlement with Mass Financial regarding the realization of the economic value of the preferred shares by way of redemption of the preferred shares by Mass Financial. As a result, we realized a subsequent $9.5 million loss. As of December 31, 2009, we held 1,203,627 common shares of Mass Financial as a result of the conversion by Mass of a promissory note received in connection with the negotiated settlement of the preferred shares. For more information, see “Item 5 — Operating Results — Settlement of Preferred Shares of Mass Financial and its Former Subsidiary”.

Real Estate and Other Interests

In March, 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit and Investments Ltd., a corporation governed by the laws of Barbados, contemplating an arrangement under Section 288 of the Business Corporations Act (British Columbia), whereby we agreed to transfer certain non-core real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. Since then, we no longer hold any real estate interests. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million (Cdn$56.2 million), which also equalled their book value. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plant technology, equipment and service business. The distribution of Austrian depositary certificates did not significantly change the economic interests of our shareholders in the assets of our company.

For reporting purposes, the results of operations of SWA Reit have been presented as discontinued operations. For 2007, the revenues of $nil and the pre-tax loss of $1.0 million were reported in discontinued operations. There were no discontinued operations in 2009 or 2008. SWA Reit was dissolved in 2009.

C.	Organizational Structure

As at March 26, 2010, our significant wholly-owned direct and indirect subsidiaries are as follows:

Name of Wholly-Owned Subsidiary	Jurisdiction of Incorporation or Organization

KHD Holding AG	Switzerland
KHD Humboldt Wedag International Holding GmbH	Austria
KHD Humboldt Wedag International GmbH	Austria
Humboldt Wedag Inc.	Delaware
Humboldt Wedag India Private Ltd.	India
Humboldt Wedag Australia Pty Ltd.	Australia
KHD Investments Ltd.	Marshall Islands
New Image Investment Company Limited	Washington
Inverness Enterprises Ltd.	British Columbia
KHD Humboldt Wedag (Cyprus) Limited	Cyprus
MFC & KHD International Industries Limited	Samoa
KHD Humboldt Wedag (Shanghai) International Industries Limited	China
KHD Sales and Marketing Ltd.	Hong Kong
KHD Humboldt Wedag International, FZE	United Arab Emirates
EKOF Flotation GmbH	Germany
KHD Humboldt Wedag Machinery Equipment (Beijing) Co. Ltd.	China
Blake International Limited	British Virgin Islands

As at March 26, 2010, our significant non-wholly-owned subsidiaries are as follows:

	Jurisdiction of		Our
Name of	Incorporation or	Owner	Beneficial
Non-Wholly-Owned Subsidiary	Organization	of Interests	Shareholding

KHD Humboldt Wedag International AG	Germany	KHD Humboldt Wedag International Ltd.	98.2%(1)

KHD Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International Ltd.	98.2%(1)
KHD Humboldt Wedag Industrial Services AG	Germany	Blake International Limited	88%
Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International AG	98.2%
ZAB Zementanlagenbau GmbH Dessau	Germany	KHD Humboldt Wedag GmbH	98.2%
HIT Paper Trading GmbH	Austria	Blake International Limited	88%
Paper Space GmbH	Germany	Blake International Limited	88%

(1)	Held by our company and/or our subsidiaries.

D.	Property, Plant and Equipment

Office Space

Our principal office is located at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. We also maintain offices in Austria, India, Germany, the United States, Saudi Arabia, the United Arab Emirates, Australia and China.

Our principal business is the provision of industrial plant technology, equipment and services, with a primary focus on the design and engineering of equipment for cement plants around the world. The fabrication of much of this equipment generally takes place in the area as close to a project as possible, in order to generate domestic employment activity and minimize costs.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2010. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms. We anticipate that we will cancel, transfer or downsize some of our existing leases as part of our restructuring efforts.

Royalty Interest — Wabush Iron Ore Mine

We participate in a royalty interest which consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated. For a discussion of the royalty interest, see “Item 4 — Information on the Company — Business Overview — Description of our Mineral Royalty Interest Segment”.

ITEM 4A	Unresolved Staff Comments

None.

ITEM 5	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2009 should be read in conjunction with our audited consolidated financial statements and related notes included in this annual report. Our financial statements included in this annual report were prepared in accordance with Canadian GAAP. For a reconciliation of our audited consolidated financial statements included in this annual report to U.S. GAAP, see Note 33 to our audited consolidated financial statements included in this annual report.

A.	Operating Results

During our year ended December 31, 2009, we operated in two reportable segments consisting of (i) an industrial plant technology, equipment and service business and (ii) our indirect royalty interest in the Wabush iron ore mine.

Our industrial plant technology, equipment and service business focuses on services for the cement and mining industries, although our dealings with customers in the mining sector are limited to the provision of roller press applications. We have operations in India, China, Russia, Germany, the Middle East, Australia and the United States. Revenue from the markets of Asia, the Middle East, the Americas, Russia and Eastern Europe represented approximately 25.9%, 22.9%, 3.9% and 39.0%, respectively, of our total revenues in 2009.

Overview

In our last interim report for the three and nine months ended September 30, 2009, we announced that the effects of the economic crisis on our business had slowed and appeared to be improving. During the fourth quarter of 2009, conditions continued to improve and we experienced some positive developments, particularly with respect to key contracts with certain of our major customers.

Since then, we have continued to assess how best to maximize value for our shareholders and position our company to capitalize on these improving market conditions. The result of this assessment was the decision by our board of directors, late in the fourth quarter of 2009, to propose a separation of our two business segments pursuant to the Arrangement, as described above under the heading “Item 4 — Information on the Company — Business Overview”.

During the year ended December 31, 2009, we implemented and almost completed our restructuring program. We now have a clear direction to ensure that our business segments are sustainable over the long term, whether in their current structure or divided into two separate companies. We have a significant net cash position which will enable us to take advantage of opportunities that emerge as the economy recovers and we intend to invest in the development of technology to differentiate ourselves from our competitors.

During the fourth quarter of 2009, we continued to see improvements in new order intake related to our cement business. In addition, as discussed below, contracts that we had previously determined to treat as terminated again became viable. While our customers generally remain cautious with respect to capital expenditure plans, there appears to be increased confidence in the industry in recent months. We continue to have good levels of inquiries from emerging regions, such as India, North Africa and the Middle East, and expect an improvement in new order intake in 2010 and 2011, as compared to 2009. However, we do not expect the buoyant market conditions that existed up until the last quarter of 2008 to revive in the short to medium term.

As you may recall, in our reports to shareholders during the 2009 fiscal year, we devoted substantial discussion to contracts we determined to be “at risk”. During the fourth quarter of 2008, we received requests from a limited number of customers to modify the terms of existing contracts. These included requests for the extension of credit terms, delays, or cancellation of contracts. In addition, one of our customers went into voluntary liquidation. During the fourth quarter of 2008, contracts having a total value of $100.2 million were officially cancelled by customers defaulting on their contracts, and were removed from our order backlog as at December 31, 2008.

As at December 31, 2008, we had classified $159.2 million of the contracts in our order backlog as “at risk”. We raised aggregate provisions of $23.7 million with respect to such contracts that were in progress as at December 31, 2008. The at risk contracts in our order backlog primarily fell into two categories: (i) projects where the clients were considering changes in the scope of such projects, and (ii) projects where clients required additional financing to continue to completion. Once classified as at risk contracts, we assessed the likelihood of whether such contracts would ultimately be terminated, considering whether it was likely that a customer would continue with a contract in the future or, alternatively, proceed with a different contract or the same contract on a smaller scale. If we determined that a customer was unlikely to proceed with a contract, such at risk contract was designated as a “terminated customer contract”. We then considered whether the customer was likely to pay the cancellation costs due under the contract.

Throughout 2009, we continually reviewed the contracts classified as at risk as at December 31, 2008, systematically reclassifying contracts as cancelled, or contracts that we deemed would continue. If we determined a contract should be cancelled, order backlog with respect to such contract was adjusted downwards. As a result of our continued analysis, terminated customer contracts, totalling $110.2 million, were officially cancelled and removed from the order backlog as at December 31, 2009. We determined that no contracts remaining in our order backlog as at December 31, 2009 were at risk due to customer requests for cancellation or material contract changes.

In the fourth quarter of 2009, we successfully entered into new contracts with one of our major customers whose contracts we had previously classified as terminated. Because the conditions necessary for such contracts to be included in new order intake were only met in January, 2010, $54.3 million has been added to the new order intake and order backlog in 2010. For further information on terminated customer contracts, please see below under the heading “Provisions for Terminated Customer Contracts”.

In 2009, we implemented the restructuring program we formulated in late 2008 to minimize costs, maximize profitability and preserve shareholder value through the period of severe economic slowdown. We evaluated our current structure and made determinations to ensure that we are in a position to capitalize on opportunities that become available as conditions improve.

In early October, 2009, we completed the previously announced sale of our coal and minerals customer group and our workshop in Cologne, Germany. The sale has allowed us to focus on our core competencies as well as to significantly reduce the fixed cost base of our business. In addition, it resulted in our previously estimated restructuring costs of $30.0 million being reduced by approximately $18.0 million. Although we have divested our coal and minerals customer group, we have retained our interest in our proprietary roller press technology, which had its genesis in the cement business but has many successful applications in the mineral processing industry and is a cornerstone of our industrial plant technology, equipment and service business. We also experienced an impact on our new order intake and backlog as a result of the divestment of the coal and minerals customer group. For more information, please see below under the headings “Restructuring Activity” and “Divestment of Coal and Minerals Customer Group and Cologne Workshop”.

In summary, although we anticipate challenging market conditions to persist as we continue through fiscal 2010 due to the fact that demand for new capacity is still limited and customers remain somewhat cautious about investing in new projects, economic conditions appear to be stabilizing at current levels. Our new order intake and order backlog have improved as a result of our entering into new contracts with major customers. In the event that the economic environment again declines or the economic downturn continues, we may experience a renewed reduction in the demand for our products and services. However, we are currently taking the necessary actions to preserve our cash balances and to enable our company to take a strong position as market conditions improve.

Provisions for Terminated Customer Contracts

Our typical business project involves three parties, being our company, the customer and the respective subcontractor(s) and supplier(s). Under our business model, we have contracts with our customers and contracts with the respective subcontractor(s) and/or supplier(s). If a customer defaults on a contract with us, we are still liable to the subcontractor(s) and/or supplier(s) as the result of our contract(s) with the subcontractor(s) and/or supplier(s). However, as our contracts with customers have cancellation clauses in place, in the event that we become liable to a subcontractor or supplier as a result of a customer defaulting on a contract with us, we have the right to pursue the defaulting customer for cancellation costs pursuant to the cancellation clauses.

In the event of the cancellation of a contract, we are typically contractually entitled to pursue the defaulting customer for some or all of: (a) compensation for the actual costs and expenses that we incur or are charged by subcontractor(s) or supplier(s) for work performed and purchase orders placed to the date of the cancellation of the contract; (b) any engineering costs directly attributable to the contract; (c) the costs for removing our equipment from the contract site and the return of equipment to us and/or the subcontractor(s) as well as the cost of the repatriation of our and/or the subcontractor(s) personnel; (d) a percentage of the total amount due under the contract to the extent that such amount has not already been paid to us in sums already invoiced; and (e) a percentage of the total cancellation costs as overhead.

During the fourth quarter of 2008, we received requests from a limited number of customers to modify the terms of existing contracts. These requests included the extension of credit terms, delays, or cancellation of the contracts. In addition, one of our customers went into voluntary liquidation. During the fourth quarter of 2008, contracts having a total value of $100.2 million were officially cancelled by customers defaulting on their contracts, and were removed from our order backlog as at December 31, 2008. We also determined that certain revenue contracts included in the remaining order backlog were at risk, meaning we were uncertain as to whether such contracts would be completed, as at December 31, 2008. These at risk contracts amounted to $159.2 million at December 31, 2008. We raised aggregate provisions of $23.7 million with respect to such contracts that were in progress as at December 31, 2008.

When contracts were classified as terminated, we updated our estimates of amounts recognized at December 31, 2008; recorded our purchase obligations to the contract’s suppliers at the full amount we were contractually committed to pay such suppliers; determined the amounts that we expected to recover from the sale of any inventory related to such supplier contracts on the basis of the net realizable value of such inventory and recorded this amount as inventory in transit from suppliers; recorded a claim for the amount that we are owed by the customer as a result of not proceeding with the contracts, including cancellation costs due under the contract, less the amounts of any advance payments received; and created a provision for those amounts that we believe we are unlikely to collect from the customer.

Throughout 2009, we critically analyzed the contracts classified as at risk as at December 31, 2008 on an ongoing basis and continued negotiations with the respective customers, systematically reclassifying contracts as cancelled, or contracts that we deemed would continue. If we determined a contract should be cancelled, order backlog with respect to such contract was adjusted downwards. As a result of our continued analysis, terminated customer contracts, totalling $110.2 million, were officially cancelled and removed from the order backlog as at December 31, 2009. We determined that no contracts remaining in our order backlog as at December 31, 2009 were at risk due to customer requests for cancellation or material contract changes.

In the fourth quarter of 2009, we successfully entered into new contracts with one of our major customers whose contracts we had previously classified as terminated. As a result, we recorded a reduction in the provision in the fourth quarter of 2009. In the fourth quarter of 2009, we also reached an agreement with another of our major customers for full and final settlement of amounts outstanding on their cancelled contract. As a result of the foregoing events, we recorded a recovery of $17.8 million in our income statement in the year ended December 31, 2009.

The following is a summary of the changes in the provisions for supplier commitments for terminated customer contracts during the year ended December 31, 2009:

(United States dollars in thousands)

Balance as at December 31, 2008	$23,729

Additional costs recognized	8,641
Reductions through negotiations with suppliers and customers	(15,448)

(6,807)
Reclassification to inventory reserve	1,518
Paid and payable	(5,953)
Currency translation adjustments	456

Balance as at December 31, 2009	$12,943

The following is a summary of the income statement effects recorded with respect to terminated customer contracts during the year ended December 31, 2009:

(United States dollars in thousands)

(Reduction in) provisions
Additional costs recognized in 2009, net of reductions through negotiations with suppliers and customers	$(6,807)
Inventories (raw materials and finished goods), reversal of write-downs	(2,488)
Inventories (contracts-in-progress), changes in percentage-of-completion estimates	(8,276)
Customer receivables	(258)

(Recovery of) loss on terminated customer contracts for the year ended December 31, 2009	$(17,829)

Restructuring Activity

In our annual report on Form 20-F for the year ended December 31, 2008, we announced that we had initiated a restructuring program, aligning capacities to changes in market demands, allocating resources depending on geographical needs and focusing on markets and equipment that will meet our objective of offering cost effective solutions to our customers. As part of the program we have undertaken several initiatives to transform the structural efficiency of our operations worldwide and to create a streamlined organization focused on operational excellence with the goal of establishing an integrated global team offering competitive products and services to both new and existing customers.

As part of our restructuring initiatives, we determined to merge our roller press technologies and capabilities in the minerals market with our cement roller business worldwide and to divest our coal and minerals customer group located in Germany, India, China, South Africa and Russia. We also contemplated the shutdown of our workshop, located in Cologne, Germany, that manufactures equipment for the cement and coal and minerals industries.

In our report on Form 6-K for the three-month period ended March 31, 2009, we stated that we expected the restructuring initiatives to cost approximately $30.0 million. Of this $30.0 million, approximately $17.9 million pertained to the contemplated closing of the Cologne workshop, comprised of: (i) approximately $3.1 million for contractual severance costs associated with workshop employees, (ii) approximately $4.0 million for asset and inventory impairments and other costs associated with the closure of the workshop, and (iii) approximately $10.8 million related to termination payments we expected to pay to employees of the workshop. The remaining $12.4 million was for estimated costs related to involuntary employment terminations, with the majority pertaining to severance payments for employees in our Cologne facilities other than the workshop.

Upon approval of our board of directors of the plan to close the Cologne workshop, we recorded $5.7 million in costs during the six months ended June 30, 2009. However, as a result of the sale of the Cologne workshop, as described below under the heading, “Divestment of Coal and Minerals Customer Group and Workshop in Cologne”, we reversed the provisions that had previously been set up for the workshop closure.

In September, 2009, we also reached an agreement with the German workers’ council as to the target level of reduction in the number of employees, the job classifications or functions, and the specifics of benefit arrangements, which enabled the employees to determine the type and amount of benefits they will receive when their employment is terminated. This agreement with the German workers’ council includes contractual severance and other benefits and as we are committed to a plan of termination, we recognized a charge totalling $9.0 million in 2009.

As a result of the foregoing factors, and an impairment charge of fixed assets of $0.2 million, we recognized restructuring costs of $9.2 million in the year ended December 31, 2009. We may incur additional restructuring charges in the future in connection with the completion of the transactions contemplated by the Arrangement. For a summary of the Arrangement, see “Item 4 — Information on the Company — Business Overview”.

The following is a summary of the changes in the provision for restructuring costs during the year ended December 31, 2009:

		Other Employee
		Restructuring
		Costs and
	Contractual	Contractual
	Severance	Severance Costs
	Costs	Associated with
	Associated	Workers’		Lease
	with the	Council		Termination	Currency
	Workshop	Agreement	Facility	and Other	Translation	Total
	Closure	(Non-Workshop)	Closure	Costs	Adjustment	Provision
		(United States dollars in thousands)

Provisions during the six months ended June 30, 2009	$3,092	$824	$1,302	$1,328	$—	$6,546
Currency translation adjustment during the six months ended June 30, 2009	—	—	—	—	502	502

Provisions as at July 1, 2009	3,092	824	1,302	1,328	502	7,048

Transactions during the quarter ended September 30, 2009:
Reversal resulting from the sale of the Cologne workshop	(3,092)	—	(1,302)	(1,328)	—	(5,722)
Incremental provision	—	9,785	—	—	—	9,785
Paid and payable	—	(489)	—	—	—	(489)
Currency translation adjustment	—	—	—	—	(218)	(218)

Provisions as at September 30, 2009	—	10,120	—	—	284	10,404

Transactions during the quarter ended December 31, 2009:
Reduction of severance benefits due to voluntary exit	—	(1,969)	—	—	—	(1,969)
Incremental provision	—	353	—	—	—	353
Paid and payable	—	(627)	—	—	—	(627)
Currency translation adjustment	—	9	—	—	(145)	(136)

Provisions as at December 31, 2009	$—	$7,886	$—	$—	$139	$8,025

Settlement of Preferred Shares of Mass Financial and its Former Subsidiary

Our previous investment in the preferred shares of Mass Financial and one of its former subsidiaries, that was offset by indebtedness owed to Mass Financial, was a legacy asset and was recorded at its estimated fair value of Cdn$23.42 million as at both March 31, 2009 and December 31, 2008. We recognized a fair value loss of $55.1 million on the preferred shares as at December 31, 2008 that we determined to be an other than temporary decline in value as, at that point, we expected to negotiate a settlement of the net position of our investment in the preferred shares.

The fair value of the preferred shares was based on certain significant assumptions, including: time value; yield curve; the issuing counterparty’s ability and/or intent to redeem; and that the preferred shares of Mass Financial and its former subsidiary would be retracted or redeemed in accordance with their terms. The preferred shares were classified as available-for-sale securities and quoted market prices were not available. As such, we were required to consider the lack of a liquid, active market in our determination of the fair value of the shares. The fact that there was no liquid, active market for the shares, there was a limited pool of potential buyers and quoted market prices were not available were of key importance in our determination of the fair value of the shares. We determined the fair value of the preferred shares using a discounted cash flow model and considering the quoted market prices of securities with similar characteristics in conjunction with the assumptions discussed above. At December 31, 2008, the primary assumption used in our discounted cash flow model was a discount rate of 30% based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares.

In our annual report on Form 20-F for fiscal year 2008, we discussed how, as part of the continued realignment of our business to focus on the expansion of our industrial plant technology, equipment and service business, we had entered into negotiations with Mass Financial in an effort to come to an agreement regarding the immediate realization of the economic value of the preferred shares of Mass Financial and one of its former subsidiaries by way of redemption of these shares. For more information, please see “Item 5 — Operating Results — Fair Value Loss on Preferred Shares of Mass Financial and its Former Subsidiary” in our annual report on Form 20-F for the year ended December 31, 2008.

On May 12, 2009, we entered into and completed an agreement with Mass Financial for the settlement of the non-transferable preferred shares of Mass Financial and its former subsidiary for net consideration of Cdn$12.28 million, which represented the gross settlement amount of the preferred shares of Cdn$49.28 million offset by the indebtedness of Cdn$37.00 million owed to Mass Financial. The payment of the Cdn$12.28 million was settled as follows:

(a)	Cdn$8.28 million being satisfied by Mass Financial agreeing to transfer 788,201 of our common shares to us. The number of shares to be delivered was calculated by dividing Cdn$8.28 million by the book value of our common shares as at December 31, 2008. 262,734 of our common shares, valued at Cdn$2.76 million, were delivered to us on May 12, 2009 and the remainder (having a value equivalent to Cdn$5.52 million) were to be delivered no later than July 20, 2009. In July 2009, Mass Financial did not deliver the remainder of the common shares and, as permitted under the terms of the agreement, made a cash payment of Cdn$5.52 million to us in lieu of delivery of the remainder of the common shares;

(b)	Cdn$1.71 million being satisfied by way of cash payment by Mass Financial to our company on May 12, 2009;

(c)	Cdn$1.75 million being satisfied by way of issuance to our company of an assignable promissory note having a principal amount of Cdn$1.75 million, a term of 24 months and an interest rate of 4% per annum payable annually in cash. The note is repayable at the option of the issuer by the issuance of common shares of Mass Financial based on the number of common shares of Mass Financial equalling the amount being repaid divided by the 30-day volume weighted average trading price for the Mass Financial common shares. The promissory note can be repaid or be redeemed at any time in cash at the option of the issuer; and

(d)	Cdn$539,697 being satisfied by setting-off of accrued and unpaid interest on our indebtedness to Mass Financial pursuant to a loan agreement with Mass Financial dated January 31, 2006.

Mass Financial also settled Cdn$11.35 million in respect of accrued dividends on the preferred shares of Mass Financial by way of the issuance of a promissory note, having a principal amount of Cdn$11.35 million, a term of 24 months, and an interest rate of 4% per annum payable annually in cash. The note was repayable at the option of Mass Financial by the issuance of common shares of Mass Financial, based on the number of common shares of Mass Financial equalling the amount being repaid divided by the 30-day volume weighted average trading price for the Mass Financial common shares. On December 31, 2009, Mass Financial exercised the conversion option of this promissory note and repaid the note by issuing and delivering 1,203,627 common shares of Mass Financial (constituting approximately 5% of the outstanding shares of common stock of Mass Financial) to us. Mass Financial also paid the accrued interest on the promissory note in cash on the same date.

As a result of the negotiated settlement of the preferred shares, we recognized a loss of $9.5 million (Cdn$11.1 million) in the second quarter of 2009. In our report on Form 6-K for the six-month period ended June 30, 2009, we determined that there was no change in the fair value of the shares between December 31, 2008 and the settlement date. We came to this conclusion after determining that there was no significant change in market conditions for similar securities between December 31, 2008 and the settlement date.

The settlement of the preferred shares allowed us to meet our objective of liquidating or realizing on the economic value of the preferred shares, which, due to the limited market for the preferred shares, we might not otherwise be able to do. This was one of the primary reasons why we agreed to settle the preferred shares at an amount less than their fair value. In addition, we considered a variety of entity-specific factors, including material tax consequences, the importance of maximizing cash holdings given the current economic situation, the ability to reduce the number of our outstanding common shares, the impact of the transaction on creditors, lenders, shareholders and other interested parties, the fact that the preferred shares were not core assets and the current economic value of the preferred shares, that were not taken into account when we determined the fair market value of the preferred shares as at December 31, 2008. After considering these factors, our independent directors, as recommended by our audit committee, concluded that the advantages to shareholders of proceeding with the transaction outweighed the disadvantages stemming from the additional $9.5 million loss that we would recognize on the settlement of the preferred shares, which resulted in our decision to proceed with the negotiated settlement and record the additional loss.

Divestment of Coal and Minerals Customer Group and Workshop in Cologne

As previously disclosed, on May 5, 2009, we entered into a memorandum of understanding that contemplated both the divestment of our interests in our coal and minerals customer group and the sale of our Cologne workshop. The sale was completed in early October, 2009. The sale was effected pursuant to the terms of various agreements with McNally Bharat Engineering Ltd. and certain of its subsidiaries whereby we agreed to divest our coal and minerals customer group and our workshop in Cologne, exclusive of our roller press technologies and capabilities, to McNally Bharat. Our new order intake for the nine months ended September 30, 2009 included $44.6 million related to the coal and minerals customer group. Order backlog was reduced by $68.0 million as at October 1, 2009 as a result of the divestment of the coal and minerals customer group.

The coal and minerals customer group, excluding the roller press revenues, accounted for 7.1%, or $26.1 million of our total revenues in the nine months ended September 30, 2009, prior to the divestment in early October, 2009. Pursuant to the sale agreement, we received cash of $7.5 million and may receive contingent payments based on unutilized severance payments for the workshop’s employees and certain other contingencies, to a maximum amount of $4.5 million, based on: (i) a contingent purchase price for the workshop; and (ii) an upward purchase price adjustment related to the divestment of our India coal and minerals operations, covering. We also agreed to grant the buyer the right to continue to manufacture the roller press for us for a period of three years from the closing date, provided this is done on normal commercial terms. Further, for a period of three years, we will offer the Cologne workshop contracts to manufacture equipment required for our cement business that have traditionally been manufactured at the workshop and the buyer has agreed to undertake such orders on a priority basis. The buyer has also agreed to assume certain liabilities from us, including pension obligations. We recognized a gain of $5.3 million in our consolidated statement of income (loss) for the year ended December 31, 2009 as a result of the sale of the coal and minerals customer group and the Cologne workshop. This gain does not include any contingent payments we may receive under the sale agreement.

The following table shows the net assets and liabilities classified as held for sale, on a consolidated basis, as at the time of sale:

(United States dollars in thousands)

Cash and cash equivalents	$3,819
Restricted cash	4
Receivables	12,185
Inventories	6,881
Contract deposits, prepaid and other	3,147
Future income tax assets	49

Current assets	26,085
Property, plant and equipment	227
Future income tax assets	75

Non-current assets	302

Total assets	26,387

Accounts payable and accrued expenses	9,820
Progress billings above costs and estimated earnings on uncompleted contracts	2,949
Advance payments received from customers	5,523
Income tax liability	189
Provision for warranty costs	3,093

Current liabilities	21,574
Accrued pension liabilities	1,204
Provision for warranty costs	108
Future income tax liability	808
Other long-term liabilities	284

Long-term liabilities	2,404

Total liabilities	23,978

Minority interest	163

Net assets held for sale	$2,246

Purchase price	$7,500
Net assets held for sale	(2,246)

Gain on sale of workshop and related assets	$5,254

Discontinued Operations

For a description of discontinued operations, see “Item 4 — Business Overview — Discontinued Operations — Disposition of Financial Services Operations” and “Item 4 — Business Overview — Discontinued Operations — Real Estate and Other Interests”.

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.:

	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009
	(United States dollars in thousands, except per share amounts,)

Revenues	$210,200	$148,233	$105,847	$112,128
Gross profit	65,898	29,148	21,952	19,392
Restructuring recovery (costs), excluding inventory write-down and write-up	1,616	(4,063)	(17)	(6,756)
Operating income (loss)	58,966	11,459	2,461	(1,337)
Loss on settlement of investment in preferred shares of former subsidiaries	—	—	(9,538)	—
Income (loss) from continuing operations	39,485	7,475	(7,454)	1,205
Income (loss) from continuing operations, per share
Basic	1.30	0.25	(0.25)	0.04
Diluted	1.30	0.25	(0.25)	0.04
Net income (loss)	39,485	7,475	(7,454)	1,205
Net income (loss) per share
Basic	1.30	0.25	(0.25)	0.04
Diluted	1.30	0.25	(0.25)	0.04

	December 31,	September 30,	June 30,	March 31,
	2008	2008	2008	2008
	(United States dollars in thousands, except per share amounts)

Revenues	$163,682	$193,596	$144,240	$136,836
Gross profit (loss)	(356)	36,574	28,332	25,207
Operating (loss) income	(14,582)	31,923	23,779	15,265
Income from continuing operations	(64,857)	30,804	19,670	7,431
(Loss) Income from continuing operations, per share
Basic	(2.12)	1.01	0.65	0.25
Diluted	(2.12)	1.01	0.64	0.24
Net (loss) income	(64,857)	30,804	19,670	7,431
Net (loss) income per share
Basic	(2.12)	1.01	0.65	0.25
Diluted	(2.12)	1.01	0.64	0.24

Acquisitions and Divestitures

For a description of our significant dispositions, see “Item 4 — Business Overview — Discontinued Operations — Disposition of Financial Services Operations” and “Item 4 — Business Overview — Discontinued Operations — Real Estate and Other Interests”.

There were no business combination transactions in 2009 or 2008.

On March 29, 2007, we entered into an arrangement agreement with Sasamat Capital Corporation whereby we acquired all of the outstanding common shares of Sasamat. On May 29, 2007, we received the final Order from the Supreme Court of British Columbia approving the arrangement and Sasamat became a wholly-owned subsidiary of our company. Pursuant to the arrangement, we issued a total of 645,188 common shares of our company to the shareholders of Sasamat. We acquired all of the shares of Sasamat in order to increase our equity interest in KID.

Overview of 2009 Results

The following table sets forth, for the periods indicated, certain key operating results and other financial information:

	Year Ended December 31
	2009	2008	2007
	(United States dollars in millions, except per share amounts)

Revenues	$576.4	$638.4	$580.4
Cost of revenues	457.8	516.6	494.4
Other operating income — resource property	13.5	27.2	18.1
Selling, general and administrative expense	74.8	56.2	46.7
Operating income	71.5	56.4	53.0
Income (loss) from continuing operations	40.7	(7.0)	51.0
Basic earnings (loss) per share, continuing operations	1.34	(0.23)	1.71
Diluted earnings (loss) per share, continuing operations	1.34	(0.23)	1.68

As discussed below, revenue for 2009 decreased as compared to 2008. Costs of revenues of our industrial plant technology, equipment and service business decreased to 79.4% of revenue in 2009 from 80.9% of revenue in 2008.

Summary of Three-Month and Twelve-Month Results

The following table provides selected financial information for the three and twelve-month periods ended December 31, 2009 and 2008:

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
	(United States dollars in thousands, except per share amounts)

Revenues	$210,200	$163,682	$576,408	$638,354
Gross profit (loss)	65,898	(356)	136,390	89,757
Operating income (loss)	58,966	(14,582)	71,549	56,385
Income (loss) from continuing operations	39,485	(64,857)	40,711	(6,952)
Income (loss) from continuing operations, per share
Basic	1.30	(2.12)	1.34	(0.23)
Diluted	1.30	(2.12)	1.34	(0.23)
Net income (loss)(1)	39,485	(64,857)	40,711	(6,952)
Net income (loss) per share(1)
Basic	1.30	(2.12)	1.34	(0.23)
Diluted	1.30	(2.12)	1.34	(0.23)

(1)	Including both continuing and discontinued operations.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Based upon the yearly average exchange rates for the year ended December 31, 2009, the United States dollar increased by approximately 5.4% in value against the Euro and by approximately 7.1% in value against the Canadian dollar, compared to the yearly average exchange rates in 2008. As at December 31, 2009, the United States dollar had decreased by approximately 2.9% against the Euro and by 14.5% against the Canadian dollar since December 31, 2008.

In 2009, total revenues from our industrial plant technology, equipment and service business decreased by 9.7% to $576.4 million from $638.4 million in 2008, due to the phasing of project completion and a slowdown in business activity, particularly in the first half of 2009. Revenues earned were primarily the result of ongoing progress toward the completion of contracts resulting from the high demand in prior periods for cement plants in emerging markets including Russia and Eastern Europe, Asia and the Middle East driven by GDP growth rates and infrastructure investments. Further, our 2007 order backlog reached a historic high, leading to higher sales in 2008 which we were unable to surpass in 2009 given the global economic slowdown. Our new order intake decreased during 2009 to $321.9 million, compared to $722.7 million in 2008, a decrease of 55.5%. Our annual report on

Form 20-F for the year ended December 31, 2008 indicated that order intake for the year was $622.5 million, which excluded contracts amounting to $100.2 million that were cancelled during the year. The majority of this new order intake is in the cement business and originates from orders for spare parts globally and other orders for capital equipment in the emerging markets, particularly in India. Order backlog, reduced by terminated customer contracts, at the close of 2009 decreased by 48.2% to $437 million (€304.9 million) from $842.8 million (€605.5 million) at the close of 2008. Historically, approximately 70 to 80% of order backlog has been converted into revenues within a 12-month period. Order backlog as per December 31, 2009 was reduced by $68.0 million due to the sale of our coal and minerals customer group in early October, 2009.

In 2009, cost of revenues for our industrial plant technology, equipment and service business decreased by 11.4% to $457.8 million from $516.6 million in 2008. The decrease in expenses primarily reflects the decrease in our revenues. When taking into account only revenues and cost of revenues, without considering the effect from cancelled contracts, our gross profit margin increased from 19.1% in 2008 to 20.6% in 2009. The increase in margin is a consequence of improved project execution and continuing success with finding alternative, more cost effective, equipment procurement opportunities. We will continue to target projects where we judge the returns to be reasonable and the risks to be controllable. Considering the effect from cancelled contracts, gross profit margin increased from 14.1% in 2008 to 23.7% in 2009.

In early October, 2009 we completed the sale of our coal and minerals customer group and workshop in Cologne, exclusive of our roller press technologies and capabilities, pursuant to the terms of various agreements with McNally Bharat Engineering Ltd. and certain of its subsidiaries. Pursuant to the sale agreement, among other things, we received cash of $7.5 million and may receive contingent payments based on unutilized severance payments for the workshop’s employees and certain other contingencies. The maximum contingent purchase payment we may receive under the agreement is $4.5 million. We recognized a gain of $5.3 million in our consolidated statement of income (loss) for the year ended December 31, 2009 as a result of the sale of the coal and minerals customer group and the Cologne workshop. This gain does not include any contingent payments we may receive under the sale agreement. For a further description of the terms of the divestment, see “Divestment of Coal and Minerals Customer Group and Cologne Workshop”.

We also earned income of $13.5 million from our interest in the Wabush iron ore mine in 2009, as compared to $27.2 million in 2008. The decrease in income was primarily due to a decrease in shipments and average price.

Selling, general and administrative expenses, excluding stock based compensation, increased by 33.2% to $74.8 million in 2009 from $56.2 million in 2008. The increase is primarily linked to a decrease in the number of project awards in our industry. While there were still a high number of requests for bids and tenders, the number of projects actually awarded after completion of the tendering process was down due to a combination of financing constraints and market conditions that impacted customers’ decisions as to whether to proceed with projects. This resulted in an increase in our sales, marketing and tendering costs as we continued to invest time in the preparation of proposals and bids for opportunities that were not subsequently awarded (such costs only being chargeable to projects in the event that bids are successful).

We are also experiencing a lower absorption of overhead expenses as a result of the stage of completion of our projects in progress, since the design hours of our engineers, who are highly utilized at the beginning stages of a project, are decreasing as projects move into the procurement, erection and commissioning phases. We are taking measures to align our selling, general and administrative expenses with changes in market demand. For further details, please see “Item 5 — Operating Results — Restructuring Activity”.

Stock-based compensation was $0.4 million recovery in the year ended December 31, 2009 as compared to $4.4 million expense during the year ended December 31, 2008. The $0.4 million recovery in 2009 was due to the forfeiture of 1,065,556 stock options as a result of employee terminations and the fact that we did not grant any stock options in 2009.

In 2009, net interest income decreased to $4.3 million (interest income of $7.0 million less interest expense of $2.8 million) as compared to $19.2 million (interest income of $21.4 million less interest expense of $2.3 million) in 2008. The decrease in net interest income resulted from lower returns earned on cash deposits and on financial instruments, and from the settlement of the preferred shares of Mass Financial and one of its former subsidiaries.

Other income was $3.8 million in 2009, as compared to other expense of $9.9 million in 2008. In 2009, other income included gains on trading securities of $2.8 million. In 2008, other expense included losses on trading securities of $11.2 million. The gains and losses on trading securities were primarily attributable to mark-to-market valuations.

We recognised an income tax expense (other than resource property revenue taxes) of $23.0 million in 2009, compared to an income tax expense of $12.8 million in 2008. The effective tax rate (other than resource property revenue taxes and excluding the loss on the investment in preferred shares of Mass Financial and one of its former subsidiaries) was 36.1% in 2009, compared to 31.7% in 2008. The increase in income tax expense was primarily a result of higher income from operations. We paid $27.6 million cash in income tax (other than resource property revenue tax) in 2009, compared to $15.9 million in 2008. The increase in income tax paid is mainly due to the tax on dividends which is refundable in 2010. As at December 31, 2009, we had non-capital tax losses carry-forwards of $82.2 million in Germany which have an indefinite life and $57.4 million in Canada that begin to expire in 2010.

Minority interests increased in 2009 to $1.1 million negative from $0.7 million negative in 2008.

In 2009, our income from continuing operations was $40.7 million, or $1.34 per share on a basic and diluted basis. In 2008, our loss from continuing operations was $7.0 million, or $0.23 per share on a basic and diluted basis. There were no discontinued operations and no extraordinary gains in 2009 and 2008.

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

In 2008, total revenues from our industrial plant technology, equipment and service business increased by 10.0% to $638.4 million from $580.4 million in 2007, due to an increase in our business activity and favourable currency developments, particularly due to the depreciation of our reporting currency, the United States dollar, against the Euro. This level of activity was the result of completion of contracts resulting from the high demand in prior periods for cement plants in emerging markets including Russia and Eastern Europe, Asia and the Middle East driven by GDP growth rates and infrastructure investments. Further, our 2007 order backlog reached a historic high, leading to higher sales in 2008. Our new order intake decreased during 2008 to $722.7 million, compared to $827.2 million in 2007, a decrease of 12.6%. Our annual report on Form 20-F for the year ended December 31, 2008 indicated that order intake for the year was $622.5 million, which excluded contracts amounting to $100.2 million that were cancelled during the year. The majority of this new order intake was in the cement business and originated from the emerging markets previously noted, particularly Russia, Eastern Europe, the Middle East and Asia. Backlog at the close of 2008 decreased by 8.3% to $842.8 million (€605.5 million) from $919.3 million (€629.6 million) at the close of 2007.

In 2008, cost of revenues for our industrial plant technology, equipment and service business increased by 4.5% to $516.6 million from $494.4 million in 2007. The increase in expenses reflected the increase in our revenues. When taking into account only revenues and cost of revenues, our gross profit margin increased from 14.8% in 2007 to 19.1% in 2008. The increase in margin was a consequence of improved project execution, increased capacity utilization and continuing success with finding alternative, more cost effective, equipment procurement opportunities. However, due to the current economic situation, we were required to take a provision of $32.0 million against certain customer contracts which reduced our profit margin by 5% to 14.1%.

We also earned income of $27.2 million from our interest in the Wabush iron ore mine in 2008, as compared to $18.1 million in 2007. The income increased primarily due to a higher iron ore price and a royalty payment adjustment of Cdn$1.6 million for 2005-2008 which was made as a result of the corrections of errors previously made by the operator of the Wabush mine with respect to the royalty rates.

Selling, general and administrative expenses, excluding stock based compensation, increased by 20.2% to $56.2 million in 2008 from $46.7 million in 2007. A large proportion of our expenses are incurred in currencies other than the United States dollar, and a weakening of the United States dollar during 2008 therefore increased our reported expenses. Selling, general and administrative expenses increased in 2008 by approximately $4.6 million as a consequence of the depreciating United States dollar during the year (as compared to 2007). We also invested in the development of our proprietary technology. As a consequence, research and development expenditures increased to $4.3 million in 2008 from $2.9 million in 2007. The remaining increase was primarily linked to the strengthening of management, administrative and supporting services for the expansion of business activities. Stock-based compensation was $4.4 million in both 2008 and 2007.

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

We recognised an income tax expense (other than resource property revenue taxes) of $12.8 million in 2008, compared to $8.3 million in 2007. The effective tax rate (other than resource property revenue taxes and excluding the loss on the investment in preferred shares of Mass Financial and one of its former subsidiaries) was 31.7% in 2008, compared to 17.4% in 2007. The increase in tax expense was primarily a result of the release of valuation allowance related to certain future income tax assets in 2007, but not in 2008. We paid $15.9 million cash in income tax (other than resource property revenue tax) in 2008, compared to $2.7 million in 2007. The increase in income tax paid was mainly due to higher tax prepayments in 2008 compared to 2007 and to the fact that German income tax for the year 2006 was paid in 2008. Furthermore, some of the available tax loss carry-forwards were fully available for offsetting taxes in 2007, but were used up in 2008. As at December 31, 2008, we had non-capital tax losses carry-forward of $122.7 million in Germany which had an indefinite life and $41.3 million in Canada that began to expire in 2009.

Minority interests decreased in 2008 to $0.7 million negative from $2.4 million negative in 2007 as a result of our acquisition of an additional equity interest in KID, through the acquisition of all the shares of Sasamat Capital Corporation in 2007.

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

B.	Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated:

	December 31,
	2009	2008
	(United States dollars in millions)

Cash and cash equivalents	$420.6	$409.1
Total assets	788.9	765.7
Long-term debt	11.6	11.3
Shareholders’ equity	319.8	261.9

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

As at December 31, 2009, our total assets increased to $788.9 million from $765.7 million as at December 31, 2008, primarily as a result of the improved performance of our operations in 2009 and an increase in cash, cash equivalents and short-term contract deposits, as well as an increase in short-term securities. At December 31, 2009, our cash and cash equivalents were $420.6 million, compared to $409.1 million at December 31, 2009. The increase in our cash position is primarily due to the timing of certain customer payments during the normal course of business. As at December 31, 2009, the market value of our short-term securities amounted to $16.4 million, compared to $3.0 million as at December 31, 2008. Of that amount, $11.2 million is related to common shares of Mass Financial acquired in connection with the terms of our settlement of the preferred shares of Mass Financial. For further information please refer to the section entitled “Settlement of Preferred Shares of Mass Financial and its Former Subsidiary”. The total value of short-term securities as at December 31, 2009 includes an unrealized gain of $2.6 million on the marketable securities that we hold. As at December 31, 2009, our long-term debt was $11.6 million, compared to $11.3 million as at December 31, 2008.

As at December 31, 2009, we had credit facilities of up to a maximum of $329.7 million with banks which issue bonds and bank guarantees for our industrial plant technology, equipment and service contracts. As of December 31, 2009, $166.7 million of the available credit facilities amount had been utilized and there are no claims outstanding against these credit facilities. As at December 31, 2009, cash of $25.0 million has been collateralized against these credit facilities and the banks charge 0.7% per annum on outstanding amounts.

The financial covenants in our credit facilities require us to maintain certain ratios, compliance with which is analyzed on an annual basis. We are expected to remain in compliance with these covenants. If we are not in compliance with one or more of the covenants, the banks have the right to declare that all amounts outstanding under the credit facilities are immediately due and payable. The following table shows a summary of the ratios (as defined in our debt agreement), the minimum value required to be maintained under the credit facilities and the actual value of the ratios as at December 31, 2009:

Ratio		Minimum Value	Actual Value

Adjusted EBIT Total Revenue		3.0	7.9
Adjusted EBIT Interest Expenses		3.5	22.0
Adjusted Equity Adjusted Total Assets	* 100	25	38.1
Billing to Date Contracts in Progress	* 100	75	111.1

As at December 31, 2009, we had debt maturities (including interest payments) of $0.2 million due in 12 months and $11.7 million due in 12 to 24 months. We expect such maturing debt to be satisfied primarily from the industrial plant technology, equipment and service business, cash on hand and cash flow from operations. For more information, see Note 19 to our audited consolidated financial statements included in this annual report.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Changes in Financing and Capital Structure

We finished 2009 with a cash balance of $420.6 million and working capital of $370.8 million. There were no significant share issuances nor long-term debt financings during 2009.

Operating Activities

Operating activities used cash of $9.8 million in 2009, as compared to providing cash of $84.7 million in 2008. This comprises net income of $40.7 million, cash of $9.5 million used for non-operating and non-cash items and $41.0 million resulting from changes in operating assets and liabilities, net of effects of acquisitions and dispositions.

In 2009, we had income from continuing operations of $40.7 million, as compared to a loss from continuing operations of $7.0 in 2008. While non-operating and non-cash items provided cash of $114.1 million in 2008, they used cash of $9.5 million in 2009. The primary non-cash items in 2009 were a recovery of the loss on terminated customer contracts of $17.8 million and a gain of $5.3 million as a result of the sale of our Cologne workshop and related assets. We experienced a loss on the settlement of the preferred shares of Mass Financial and its former subsidiary of $9.5 million in 2009.

Changes in operating assets and liabilities resulted in a use of funds of $41.3 million in 2009 and reflects the higher percentage of projects completed in 2009 and the lower percentage of new projects due to lower new order intake in 2009. During 2009, increases in receivables and decreases in progress billings above costs and estimated earnings on uncompleted contracts and short-term cash deposits were the principal uses of cash. Decreases in inventories, and increases in advance payments received from customers, accounts payable and accrued expenses, and provisions for warranty costs were the primary providers of cash during the year. Specifically, during 2009, we invested $67.9 million in trade and other receivables. This is reflective of the stage of completion of our customer contracts. Income tax liabilities increased by $8.4 million, giving rise to a source of funds. An increase in advance payments received from customers provided cash of $20.0 million, a reduction in inventories provided cash of $45.9 million, and provisions for warranty and restructuring costs provided, in aggregate, cash of $24.5 million in 2009.

Changes in operating assets and liabilities used funds of $22.9 million in 2008 and reflects business development and the stage of completion of many of our projects. During 2008, we invested $15.3 million in trade and other receivables and increased our investment in contract deposits, prepaids and other by $27.9 million, which is reflective of the stage of completion of our customer contracts. Income tax liabilities declined by $11.1 million giving rise to a use of funds. Our primary sources of funds from operating assets and liabilities in 2008 arose from an increase in accounts payable that provided cash of $44.0 million.

We expect to satisfy our working capital and other requirements in the next twelve months through cash flow from operations and the utilization of a portion of our cash reserves.

Investing Activities

During the year ended December 31, 2009, investing activities provided cash of $7.3 million, as compared to using cash of $6.2 million in 2008. We did not have significant investing activities in either period.

We used $0.8 million in acquiring increased shareholdings in subsidiaries in 2009, compared to $1.5 million in 2008. Capital expenditures were $1.8 million and $3.0 million in 2009 and 2008, respectively. During the year ended December 31, 2009, the settlement of our investment in the preferred shares of Mass Financial and its former subsidiary provided cash of $6.2 million and the proceeds of sale from our workshop in Cologne and related assets provided cash of $3.7 million (net of cash disposed of).

Financing Activities

In 2009, financing activities provided cash of $nil, as compared to $2.3 million in 2008. We received $nil from the exercise of stock options in 2009, as compared to receiving cash of $4.4 million from the exercise of stock options in 2008. Net debt repayment used cash of $nil in 2009, compared to $2.1 million in 2008.

We had no material commitments to acquire assets or operating businesses at December 31, 2009. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Discontinued Operations

There were no discontinued operations in 2009 and 2008.

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

In the year ended December 31, 2009, we reported a net $19.9 million currency translation adjustment gain, compared to a $47.1 million currency translation adjustment loss in 2008, and, as a result, our accumulated other comprehensive income at December 31, 2009 was $68.5 million, compared to $48.6 million at December 31, 2008. The currency translation adjustment loss did not have an impact on our consolidated income statement.

We periodically use derivative foreign exchange contracts to manage our exposure to certain foreign currency exchange rate risks. For more information, see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price and cash flow risks. We use derivatives to manage certain foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $10.5 million as of December 31, 2009 and the net unrealized gains of $0.2 million on the foreign currency derivatives were included in our other expense during the year ended December 31, 2009. For more information, see “Item 11 — Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

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

Transactions with Entities in Countries Designated by the U.S. State Department as State Sponsors of Terrorism

An immaterial amount of our operations are conducted with companies in Iran, Sudan, Cuba and Syria. Such operations are not conducted by our company directly, rather, all are facilitated solely through our subsidiary, Humboldt Wedag GmbH, Cologne (“HWG”), a company organized and registered under the rules and regulations of Germany, which is indirectly held by us through our majority shareholding in KID. These operations generally comprise the provision of spare parts to existing customers in such countries and are immaterial from both a qualitative and quantitative perspective. To our knowledge, no U.S. persons (as that term is defined in the relevant Parts of Title 31 of the Code of Federal Regulations) have any role in the approval or execution of contracts with entities located in those countries.

Going forward, HWG expects to have continuing operations involving the provision of spare parts to entities in Iran, Cuba, Syria and Sudan. In addition, HWG may enter into contracts with entities in those countries for new projects in the future. Given the nature of the economies in Iran, Cuba, Syria and Sudan, HWG may indirectly have contacts with governments of such countries through contractual relationships with companies that have both public and private ownership components or with entities controlled by those governments. However, to our knowledge, neither we nor any of our subsidiaries, including HWG, have had commercial dealings with the governments of Iran, Cuba, Syria or Sudan or entities controlled by such governments.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

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

Revenue Recognition

The majority of the contracts and services in our industrial plant technology, equipment and service business are long-term and we use the percentage-of-completion method as required by Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3400, Revenue, which requires the percentage-of-completion method be used when performance consists of the execution of more than one act, and revenue be recognized proportionately by reference to the performance of each act. The percentage-of-completion method is also permitted under Accounting Research Bulletin 45, Long-Term Construction Type Contracts (“ARB 45”), to measure and recognize revenue and related costs. ARB 45 and American Institute of Certified Public Accountants’ Statement of Position 81-1 (“SOP 81-1”) indicate that the percentage-of-completion method may be used in lieu of the completed contract method when all of the following are present:

1. reasonably reliable estimates can be made of revenue and costs;

2.	the construction contract specifies the parties’ rights as to the goods, consideration to be paid and received, and the resulting terms of payment or settlement;

3. the contract purchaser has the ability and expectation to perform all contractual duties; and

4. the contract contractor has the same ability and expectation to perform.

We derive our revenues from providing industrial plant technology, equipment and services and specifically designed equipment to build cement processing facilities. Typically, our project contract is a construction-type contract which takes more than one year to complete. The contracts for such projects specify the work to be performed by us; the timing; the amount and the method of the interim and final billings for the projects; and the other legal rights and obligations of our company and our customers.

We have a reliable management information system in place to reasonably estimate the costs to complete a contract and the extent of progress made towards completion of each contract. Prior to executing a contract, we usually perform a credit check on the customer and in certain cases take payment security from the customer. We follow internal compliance review and monitoring procedures prior to executing contracts and during project execution to ensure that we and our customers have the ability and expectation to perform all contractual duties. Accordingly, we are of the opinion that the criteria of both Canadian and U.S. GAAP are met for the application of the percentage-of-completion method.

Revenues from change orders are recognized only after the change orders are approved by our customers, which results in our company having a legal and enforceable right to payment for the work performed on contracts that have been modified.

The major challenges in using the percentage-of-completion method of accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, particularly with respect to costs incurred to date and total estimated costs of completion, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected.

If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Inventories

Our inventories consist of construction raw materials, work-in-progress and finished goods. Our management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials, work-in-progress and contracts-in-progress, we make estimates and assess their pricing on an individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

Receivables

Typically, receivables are financial instruments which are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluations of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in our receivables and judgments about economic conditions.

As of December 31, 2009, we determined that the gross amount of our trade receivables was $104.0 million and we provided an allowance for credit losses of $2.4 million. We may be required to record further allowances in the future should the global economy continue to deteriorate. See Note 6 to our audited consolidated financial statements included in this annual report.

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

Our previous investment in the preferred shares of Mass Financial and one of its former subsidiaries was created in January, 2006 as a result of the spin-off of our financial services business. The preferred shares were classified as available-for-sale securities and quoted market prices were not available. Since quoted market prices were not available, we determined the fair value of these preferred shares using a discounted cash flow model and considered the quoted market prices of securities with similar characteristics. Our determination of fair value considered various assumptions, including time value, yield curve and other relevant economic measures. At December 31, 2008, we used a discount rate of 30% in our financial valuation model, based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares. As a result of this process, we recognized a fair value loss of $55.1 million on our investment in the preferred shares in 2008.

The unrealized fair value loss of $55.1 million on our investment in the preferred shares of Mass Financial and one of its former subsidiaries reflects the significant weakness in the global credit and equity markets experienced in the fourth quarter of 2008. We considered the fair value loss to be an other than temporary decline in value as we expected to negotiate a settlement of the net position of our investment in the preferred shares.

On May 12, 2009, we entered into and completed an agreement with Mass Financial for the redemption of the preferred shares of Mass Financial and its former subsidiary and the payment of accrued dividends on the preferred shares of Mass Financial. As a result of the settlement of the preferred shares, we recognized a subsequent loss of $9.5 million in the second quarter of 2009. However, we concluded that there was no change in the fair value of the shares between December 31, 2008 and the settlement date as there was no significant change in market conditions for similar securities between December 31, 2008 and the settlement date. For more information, please see “Item 5 — Operating Results — Fair Value Loss on Preferred Shares of Mass Financial and its Former Subsidiary”.

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

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant technology, equipment and service business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labour costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required. Certain warranty costs are included in long-term portion as the warranty is for a period longer than 12 months.

Pension Benefits

Our industrial plant technology, equipment and service business in Europe maintains defined benefits plans for its employees who were employed prior to 1997. Employees hired after 1996 are generally not entitled to such benefits. The employees are not required to make contribution to the plans. We rely on an actuarial report to record the pension costs and pension liabilities. The actuarial reports are prepared every year as at December 31. The reports are compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but are not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

As a consequence of the sale of our coal and minerals customer group and our Cologne workshop, we reduced our total pension liabilities by approximately $1.2 million.

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

We currently have deferred tax assets which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine whether a valuation allowance is required. We determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carry-forwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

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

Provisions for Supplier Commitments on Terminated Customer Contracts

Throughout the economic downturn we maintained ongoing discussions with our customers with respect to the status of their contracts. We continue to evaluate our legal and commercial positions with respect to each potentially affected contract. As discussed above, as at December 31, 2008, we classified $159.2 million of the contracts in our order backlog as at risk. The at risk contracts in our order backlog primarily fell into two categories: (i) projects where the clients were considering changes in the scope of such projects, and (ii) projects where clients required additional financing to continue to completion. During 2009, we continued to assess the likelihood of whether such at risk contracts would ultimately be terminated. We considered whether it was likely that a customer would continue with a contract in the future or, alternatively, proceed with a different contract or the same contract on a smaller scale. These assessments considered, among other factors, whether the customer had financing in place to support its payment obligations, and whether such financing was, or will be, affected by the global economic crisis. If we determined that a customer was unlikely to proceed with a contract, such at risk contract was designated as a

“terminated customer contract”. We then considered whether the customer was likely to pay the cancellation costs due under the contract.

At December 31, 2008, we raised aggregate provisions of $23.7 million for commitments to suppliers of at risk contracts that were in progress at such time. In the year ended December 31, 2009, we performed further critical analysis and continued negotiations relating to such at risk contracts and, as a result, determined that more at risk contracts should be terminated. As of December 31, 2009, these terminated customer contracts, aggregating $110.2 million, were officially cancelled and removed from the order backlog. There were no contracts classified at risk at December 31, 2009.

When contracts were classified as terminated, we: (i) updated our estimates of amounts recognized at December 31, 2008; (ii) recorded our purchase obligations to suppliers at the full amounts we are contractually committed to pay such suppliers; (iii) determined the amounts that we expect to recover from the sale of any inventory related to such contracts on the basis of the net realizable value of such inventory and recorded this amount as inventory in transit from suppliers; (iv) recorded claims for the amounts that we are owed by customers as a result of not proceeding with their contracts, including cancellation costs due under the contract, less the amounts of any advance payments received; and (v) created a provision for those amounts that we believe we are unlikely to collect from the customer.

However, as discussed above, although we had determined to treat these contracts as terminated, and thus removed them from our order backlog, we continued discussions and negotiations with the affected customers in the hope of coming to a mutually beneficial resolution. In the fourth quarter of 2009, we successfully entered into new contracts with one of our major customers whose contracts we had previously classified as terminated. We also reached an agreement with another one of our major customers for full and final settlement of amounts outstanding on their cancelled contract. As a result, at December 31, 2009, we recorded a recovery of $17.8 million in our consolidated statement of income (loss). For more information, please see “Item 5 — Operating Results — Provisions for Terminated Customer Contracts”.

Provisions for Restructuring Costs

As a result of the 2008 financial crisis, we expect the dramatic changes in world credit markets and the global recession will continue to have a negative impact on our customers’ future expenditure programs. In anticipation of expected lower new order intake, we have fundamentally restructured our business model.

Our restructuring program will align capacities to changes in market demands, allocate resources depending on geographical needs and focus on markets and equipment that will meet our objective of offering cost effective solutions to our customers. In connection with our restructuring program, on October 7, 2009, we completed the divestment of our coal and minerals customer group, exclusive of our roller press technologies and capabilities, and our workshop in Cologne, Germany. In the first half of 2009, a provision was set up for restructuring costs related to the shut-down of the workshop in Cologne. As a result of the divestment transaction, certain of the provisions set up in the first quarter of 2009 for restructuring costs related to the closure of the Cologne workshop were reversed as at September 30, 2009. For more information, please see “Item 5 — Operating Results — Restructuring Activity”.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Notes 1 and 33, respectively, to our audited consolidated financial statements included in this annual report.

International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. We will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by the AcSB and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS.

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

In June 2008, the Canadian Securities Administrators issued a staff notice which states that staff recognize that some issuers might want to prepare their financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, the mandatory date for changeover to IFRS for Canadian publicly accountable enterprises, and staff are prepared to recommend exemptive relief on a case by case basis to permit a domestic issuer to prepare its financial statements in accordance with IFRS for financial periods beginning before January 1, 2011.

The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations.

We have not completed development of our IFRS changeover plan, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 exemptions. We are working on our IFRS conversion program and accounting policies in accordance with IFRS have been prepared. We expect to complete our project scoping, which will include a timetable for assessing the impact on data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements, by May 31, 2010.

We are required to qualitatively disclose the implementation impacts in conjunction with our 2009 financial reporting. As activities progress, disclosure on pre- and post-IFRS implementation accounting policy differences is expected to increase. We are continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on our future financial position and results of operations is not reasonably determinable or estimable. Further, we anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of this disclosure required and any necessary systems changes to gather and process the information.

Adoption of New Accounting Standards and Amendments in 2009

Effective January 1, 2009, we adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. CICA’s Emerging Issues Committee (“EIC”) Abstract No. 27, Revenues and Expenditures during the Pre-operating Period, will no longer be applicable once Section 3064 has been adopted.

Financial Instruments — Disclosures

In June 2009, the AcSB published amendments to Section 3862, Financial Instruments — Disclosures, to require improved and consistent disclosures about fair value measurements of financial instruments and liquidity risk.

The amendments are in response to market concerns about credit and liquidity risks. The enhanced disclosure requirements include:

•	classifying and disclosing fair value measurements based on a three-level hierarchy;

•	reconciling beginning balances to ending balances for Level 3 measurements;

•	identifying and explaining movements between levels of the fair value hierarchy;

•	providing a maturity analysis for derivative financial liabilities based on how the entity manages liquidity risk; and

•	disclosing the remaining expected maturities of non-derivative financial liabilities if liquidity risk is managed on that basis.

Financial Instruments — Recognition and Measurement

In June 2009, the CICA clarified Section 3855, Financial Instruments — Recognition and Measurement, with respect to the effective interest method, which is a method of calculating the amortized cost of financial assets and financial liabilities and of allocating the interest income or interest expense over a period.

In June 2009, the CICA clarified Section 3855 with respect to the reclassification of financial instruments with embedded derivatives. A financial instrument classified as held for trading may not be reclassified when the embedded derivative that would have to be separated on reclassification of the combined contract cannot be measured separately.

In July 2009, the AcSB issued a typescript of amendments to Section 3855. Entities that have classified financial assets as held-to-maturity investments are now required to assess those financial assets using the impairment requirements of Section 3025, Impaired Loans. Section 3025 was consequentially amended to accommodate the changes to Section 3855. The amendments allow more debt instruments to be classified as loans and receivables. This allows those instruments to be evaluated for impairment using Section 3025. In addition, the amendments require the reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances and require that loans and receivables that an entity intends to sell immediately or in the near term be classified as held for trading.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC issued Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 requires an entity to take into account its own credit risk and that of the relevant counterparty(s) when determining the fair value of financial assets and financial liabilities, including derivative instruments.

C.	Research and Development, Patents and Licenses, Etc.

We incurred research and development costs of $4.3 million, $4.3 million and $2.9 million in 2009, 2008 and 2007, respectively. Our research focuses on improving grinding technologies and producing equipment that uses less energy and therefore produces lower emissions, all of which are being demanded by our customers.

D.	Trend Information

For a discussion of trends related to our new order intake and order backlog, see “Item 4 — Information on the Company — Business Overview — Description of our Industrial Plant Technology, Equipment and Service Segment — New Order Intake and Order Backlog”.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

We have issued a guarantee to a former subsidiary for its unsecured bonds up to the amount of $0.9 million. This guarantee expires in 2016.

We have credit facilities of up to a maximum of $329.7 million with banks which issue bonds for our industrial plant technology, equipment and service contracts. As of December 31, 2009, $166.7 million of the available credit facilities amount has been committed and there are no bonding claims outstanding against such credit facilities. As at December 31, 2009, cash of $25.0 million has been collateralized against these credit facilities. The banks charge 0.7% for issuing bonds. We are in compliance with the covenants stipulated in the credit facilities.

F.	Tabular Disclosure of Contractual Obligations

	Payments Due by Period
	(United States dollars in thousands)
Contractual Obligations as	Less than	1 - 3	3 - 5	More than
at December 31, 2009	1 Year	Years	Years	5 Years	Total

Long-term debt obligations	$214	$11,744	$—	$—	$11,958
Operating lease obligations	3,079	3,473	1,061	937	8,550
Purchase obligations(1)	153,636	—	—	—	153,636
Other long-term liabilities reflected on our balance sheet under Canadian GAAP(2)	—	15,607	—	—	15,607

Total	$156,929	$30,824	$1,061	$937	$189,751

(1)	Purchases to complete our industrial plant technology, equipment and service contracts which are accounted for by the percentage-of-completion accounting method.

(2)	Not including pension obligations.

G.	Safe Harbor

Not Applicable.

ITEM 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

We have no arrangement or understanding with major shareholders, customer, suppliers or others pursuant to which any of our directors or officers was selected as a director or officer. The following table sets forth the names of each of our directors and officers, as at March 26, 2010:

		Date of
		Commencement of	Expiration of Term
		Office with our	of Office with our
Name and age	Present Position with our Company	Company	Company

Michael J. Smith(61)	Non-Executive Chairman and Director	1986	2011
Jouni Salo(51)	President and Chief Executive Officer	2009	N/A
Alan Hartslief(51)	Chief Financial Officer and Secretary	2007	N/A
James Purkis(46)	Chief Operating Officer	2008	N/A
Dr. Shuming Zhao(1)(2)(3)(55)	Director	2004	2010
Gerhard Rolf (70)(1)	Director	2009	2010
Silke Stenger(1)(2)(3)(41)	Director	2003	2011
Indrajit Chatterjee(1)(2)(3)(64)	Director	2005	2012

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Michael J. Smith — Non-Executive Chairman and Director

Mr. Smith has been our Non-Executive Chairman since 2003 and a director of our company since 1986. He was our Chief Financial Officer from 2003 until October 16, 2007 and was our Secretary until March 1, 2008. Mr. Smith was our President and Chief Executive Officer between 1996 and 2006. Mr. Smith is the President, Secretary and a director of Blue Earth Refineries Inc., a public company with its common shares registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Mr. Smith is the President and a director of Mass Financial Corp., our formerly wholly-owned subsidiary.

Mr. Smith has extensive experience in advisory services, corporate finance, restructuring and international taxation planning. Until November 2006, he led our investing and merchant banking activities.

Jouni Salo — President and Chief Executive Officer

Mr. Salo was appointed as the President and Chief Executive Officer of our company on April 13, 2009 and as the President of our Cement Division effective May 1, 2008. He was our Chief Operating Officer from November 1, 2008 until April 13, 2009. Mr. Salo has more than 25 years of international business experience in the industrial equipment market and broad based marketing and operational understanding at the senior executive level. Mr. Salo has served in a variety of senior positions with Metso Minerals Inc. and related operations. Most recently, he was President of the Construction Materials Business Line of Metso Minerals Inc. In this position he was responsible for the profitability and reorganization of one of the largest business divisions, having manufacturing plants in numerous parts of the world and with a strong focus on development of emerging markets. Previously, he played a pivotal role in the acquisition and integration of companies around the world. He holds a Bachelor of Science degree in Mechanical Engineering from the Technical College of Hameenlinna.

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

James Purkis — Chief Operating Officer

Mr. Purkis joined our company on June 1, 2008 as the President of the Construction Division, was named as our Executive Senior Vice President effective November 1, 2008, and was named our Chief Operating Officer effective August 12, 2009. He has more than 20 years of international business experience with broad-based marketing, operational and management expertise. Mr. Purkis has extensive experience in developing world class operations, management, project, tendering and sales teams in complex international multidisciplinary construction projects. Before joining our company, he held the position of General Manager and Project Director for Alstom Transport Singapore. In this role, Mr. Purkis was responsible for managing a major project on the Singapore Metro and had similar responsibilities for a major project in Taiwan. Mr. Purkis earned his Masters Degree in Business Administration from Lancaster University and his Bachelor Degree in Mechanical Engineering from Liverpool University. He is a Chartered Engineer in the United Kingdom. Mr. Purkis has provided us with notice that he intends to resign as Chief Operating Officer effective May 31, 2010.

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

Gerhard Rolf — Director

Mr. Rolf has been a director of our company since 2008. Mr. Rolf was the European Vice President of Haworth Inc. Prior to that, he held several positions with Black & Decker in increasing levels of responsibility, first as Managing Director for Germany, Eastern Europe and Russia. He was relocated to London to serve as Vice President-Total Quality Europe, and was a member of the European Board of Black & Decker. Later he became European President of Security Hardware in Bruehl, Germany. Mr. Rolf also was with NYSE listed Steelcase Group, as well as holding positions as Head of Finance and Treasury and Managing Director with several European companies. Mr. Rolf began his distinguished career with PricewaterhouseCoopers.

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

During the fiscal year ended December 31, 2009, we paid an aggregate of approximately $3.2 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2009 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2009 to the senior management of our company:

SUMMARY COMPENSATION TABLE

					Non-equity Incentive
					Compensation Plan
					Compensation
					($)
			Share-	Option-		Long-		All other	Total
			Based	Based	Annual	Term	Pension	Compen-	Compen-
		Salary	Awards	Awards	Incentive	Incentive	Value	sation	sation
Name and Principal Position	Year	($)	($)	($)	Plans	Plans	($)	($)	($)

Michael J. Smith(1)	2009	222,250	—	—	—	—	—	164,398	386,648
Non-Executive Chairman and Director
Jouni Salo(2)	2009	490,952	—	—	314,594	—	—	16,504	822,050
President, Chief Executive Officer and former Chief Operating Officer
James Busche(3)	2009	30,000	—	—	—	—	—	202,680 (6)	232,680 (6)
Former Chief Executive Officer and President
Alan Hartslief(4)	2009	297,901	—	—	322,015	—	43,524	186,200	849,640
Chief Financial Officer and Secretary
James Purkis(5)	2009	331,020	—	—	211,444	—	—	64,128	606,592
Chief Operating Officer
George Zimmerman	2009	254,892	—	—	—	—	—	76,500 (7)	331,392
Senior Vice President

(1)	Mr. Smith resigned as our President and Chief Executive Officer effective March 7, 2006, our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

(2)	Mr. Salo was appointed as our Chief Operating Officer effective November 1, 2008 and, effective April 13, 2009, he was appointed as our President and Chief Executive Officer. He resigned as Chief Operating Officer effective August 12, 2009.

(3)	Mr. Busche ceased to hold the position of President and Chief Executive Officer effective April 13, 2009.

(4)	Mr. Hartslief was appointed our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

(5)	Mr. Purkis was appointed the President of our Construction Division effective June 1, 2008, Executive Vice-President effective November 1, 2008, and Chief Operating Officer effective August 12, 2009. Mr. Purkis has notified us that he intends to resign as our Chief Operating Officer effective May 31, 2010.

(6)	Includes $165,600 paid to Montgomery Partners Limited.

(7)	Includes $66,638 of long-term deferred compensation.

Directors’ Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2009 to the directors of our company.

		Share-	Option-	Non-Equity
		Based	Based	Incentive Plan	Pension	All other
	Fees Earned	Awards	Awards	Compensation	Value	Compensation	Total
Name(1)	($)(2)	($)	($)	($)	($)	($)	($)

Silke Stenger	189,000	—	—	—	—	—	189,000
Indrajit Chatterjee	148,950	—	—	—	—	—	148,950
Dr. Shuming Zhao	38,200	—	—	—	—	—	38,200
Gerhard Rolf(3)	60,208	—	—	—	—	—	60,208
Dr. Kelvin K. Yao(4)	15,000	—	—	—	—	—	15,000

(1)	Compensation provided to our director and Chairman, Michael Smith, is disclosed in the table above under the heading “Executive Compensation”.

(2)	Our directors are each paid an annual fee of $30,000 and $750 for each directors’ meeting attended as well as additional fees, as applicable, for their respective participation on our Audit and Compensation Committees.

(3)	Mr. Rolf was appointed a director of our company effective May 1, 2009.

(4)	Mr. Yao resigned as a director of our company effective May 1, 2009.

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

In 2009, our compensation committee made the decision to change our executive incentive program from an equity-based program to a cash-based program. The new executive incentive program offers cash incentive payouts in return for our executive officers achieving certain short-term, operational and strategic targets, established by the compensation committee. The intention of the program is to align and motivate our executive team during our current restructuring program and through the next three to five years.

The incentive plan has defined three sets of incentive targets: short-term, operational and strategic. The operational and strategic targets are longer term targets to be based on a business and strategic plan to be developed by management and approved by our directors. Incentive payments against the short-term targets are to be paid each year whereas incentive payments against the operational and strategic targets are to be earned annually but will accrue for distribution after three years. Due to the economic conditions in 2009, the strategic targets were not finalized.

The short-term targets included four elements: operating income; operational cash flow; receivables; and individual performance generally. If an executive achieves all four elements, then the executive will receive a bonus of 86% of their annual base salary. If the executive achieves the maximum (defined as 15% above the approved performance target), then the executive will receive a bonus of 150% of their annual base salary. If the executive achieves the minimum (defined as no more than 15% below the approved performance target), then the executive will receive a bonus of 50% of their annual base salary.

The operational targets included elements similar to the short-term targets. If the executive achieves the maximum (defined as 15% above the approved performance target), then the executive will accrue a bonus of 100% of their annual base salary. If the executive achieves the minimum (defined as no more than 15% below the approved performance target), then the executive will accrue a bonus of 50% of their annual base salary. This operational incentive would be paid upon approval by our directors of the audited financial statements for the year ended December 31, 2011.

In 2009, we also entered into new employment arrangements with each of Jouni Salo, Alan Hartslief and James Purkis. In connection with the implementation of the new incentive program and the entry into the new employment arrangements, each of Messrs. Salo, Hartslief and Purkis agreed to cancel the stock options held by or to be granted to them at that time in consideration for being eligible to receive incentive compensation under the new incentive program.

Effective April 13, 2009, we entered into a new employment arrangement with Jouni Salo whereby we employ him as our President and Chief Executive Officer and as an executive of one of our subsidiaries. The arrangement is for an indefinite term. Under the arrangement, Mr. Salo receives an annual base salary of €375,000. As discussed above, Mr. Salo is also eligible to participate in our incentive program, which consists of short term, operational and strategic incentive plans. His incentive compensation will be based on actual results as of June 30 and December 31 of each year, compared to short, medium and long term targets established by us from time to time, and will be earned by Mr. Salo provided that he was employed by us on June 30 and/or December 31 of each year. We have agreed that any incentive compensation payable to Mr. Salo will be at least 125% of the average of the compensation earned by our Chief Financial Officer and our Chief Operating Officer. In addition, we have agreed to provide certain other benefits to Mr. Salo, including among others, medical and dental insurance, extended health insurance, long term disability insurance, payment of school tuition expenses for his children and provision of a car. We also agreed to purchase life insurance for Mr. Salo in an amount equal to three times his base salary, payable to his beneficiary in the event of his death during employment with us. This policy will automatically terminate upon termination of his employment for any reason. In the event that Mr. Salo terminates his employment for good reason or we terminate his employment other than for just cause, Mr. Salo will be entitled to a severance payment of €750,000, payable in equal instalments over 24 months, and any incentive compensation earned by him as of the date of termination. Mr. Salo may terminate his employment other than for good reason upon giving us three months’ written notice, in which case he will not be entitled to any additional payments or benefits other than amounts due and owing to him as of the date of termination. We have also agreed to pay for all expenses to repatriate Mr. Salo to the United States if we terminate his employment other than for just cause. Mr. Salo has agreed not to disclose, use, copy, transfer or destroy any confidential information obtained during his employment. In addition, Mr. Salo has agreed for a period of two years from the termination of his employment not to solicit any of our clients on behalf of a competing business or solicit any of our employees to work for a competing business. We have agreed to indemnify Mr. Salo against any claims or legal actions of any nature whatsoever in connection with his role as a director, officer or employee of our company.

Effective January 1, 2009, we entered into a new employment arrangement with Alan Hartslief whereby we employ him as our Chief Financial Officer and as an executive of one of our subsidiaries. The arrangement is for an indefinite term. Under the arrangement, Mr. Hartslief receives an annual base salary of €291,000, which includes a housing allowance. As discussed above, Mr. Hartslief is also eligible to participate in our incentive program, which consists of short term, operational and strategic incentive plans. His incentive compensation will be based on actual results as of June 30 and December 31 of each year, compared to short, medium and long term targets established by us from time to time, and will be earned by Mr. Hartslief provided that he was employed by us on June 30 and/or December 31 of each year. In addition, we have agreed to provide certain other benefits to Mr. Hartslief, including among others, medical and dental insurance, extended health insurance, long term disability insurance, payment of school tuition expenses for his children, provision of a car and payment of relocation expenses. We also agreed to purchase life insurance for Mr. Hartslief in an amount equal to three times his base salary, payable to his beneficiary in the event of his death during employment with us. This policy will automatically terminate upon termination of his employment for any reason. In the event that Mr. Hartslief terminates his employment for good reason or we terminate his employment other than for just cause, Mr. Hartslief will be entitled to a severance payment of €582,000, payable in equal instalments over 24 months, and any incentive compensation earned by him as of the date of termination. Mr. Hartslief may terminate his employment other than for good reason upon giving us three months’ written notice, in which case he will not be entitled to any additional payments or benefits other than amounts due and owing to him as of the date of termination. We have also agreed to pay for all expenses to repatriate Mr. Hartslief to the United States if we terminate his employment other than for just cause. Mr. Hartslief has agreed not to disclose, use, copy, transfer or destroy any confidential information obtained during his employment. In addition, Mr. Hartslief has agreed for a period of two years from the termination of his employment not to solicit any of our clients on behalf of a competing business or solicit any of our employees to work for a competing business. We have agreed to indemnify Mr. Hartslief against any claims or legal actions of any nature whatsoever in connection with his role as a director, officer or employee of our company.

Effective January 1, 2009, we entered into a new employment arrangement with James Purkis whereby we employ him as our Chief Operating Officer and as an executive of one of our subsidiaries. The arrangement is for an indefinite term. Under the arrangement, Mr. Purkis receives an annual base salary of €240,000. As discussed above, Mr. Purkis is also eligible to participate in our incentive program, which consists of short term, operational and strategic incentive plans. His incentive compensation will be based on actual results as of June 30 and December 31 of each year, compared to short, medium and long term targets established by us from time to time, and will be earned by Mr. Purkis provided that he was employed by us on June 30 and/or December 31 of each year. In addition, we have agreed to provide certain other benefits to Mr. Purkis, including among others, medical and dental insurance, extended health insurance, long term disability insurance, payment of school tuition expenses for his children, provision of a car, and payment of relocation expenses. We also agreed to purchase life insurance for Mr. Purkis in the amount equal to three times his base salary, payable to his beneficiary in the event of his death during employment with us. This policy will automatically terminate upon termination of his employment for any reason. In the event that Mr. Purkis terminates his employment for good reason or we terminate his employment other than for just cause, Mr. Purkis will be entitled to a severance payment of €480,000, payable in equal instalments over 24 months, and any incentive compensation earned by him as of the date of termination. Mr. Purkis may terminate his employment other than for good reason upon giving us three months’ written notice, in which case he will not be entitled to any additional payments or benefits other than amounts due and owing to him as of the date of termination. Mr. Purkis has agreed not to disclose, use, copy, transfer or destroy any confidential information obtained during his employment. In addition, Mr. Purkis has agreed for a period of two years from the termination of his employment not to solicit any of our clients on behalf of a competing business or solicit any of our employees to work for a competing business. We have agreed to indemnify Mr. Purkis against any claims or legal actions of any nature whatsoever in connection with his role as a director, officer or employee of our company. Mr. Purkis has given us notice of his intention to resign as of May 31, 2010.

C.	Board Practices

Our Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. At each annual meeting of our company, a class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor. The following table sets forth the date of expiration of the current term of office of each of our directors, as well as the period during which that person has served as a director:

		Expiration of
Name of Director	Director Since	Current Term

Indrajit Chatterjee	2005	2012
Michael J. Smith	1986	2011
Silke Stenger	2003	2011
Dr. Shuming Zhao	2004	2010
Gerhard Rolf	2009	2010

Other than as discussed above, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Our board of directors has established an audit committee. Our audit committee currently consists of Dr. Shuming Zhao, Silke Stenger, Gerhard Rolf and Indrajit Chatterjee. The audit committee operates pursuant to a charter adopted by the board of directors. A copy of our audit committee charter is attached as Exhibit 99.1 to our annual report filed with the Securities and Exchange Commission on April 3, 2006. The audit committee is appointed and generally acts on behalf of the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The audit committee also oversees our company’s financial reporting process and internal controls and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, accounting principles and auditing procedures being applied.

Our board of directors has established a compensation committee. Our compensation committee currently consists of Dr. Shuming Zhao, Silke Stenger and Indrajit Chatterjee. The compensation committee operates pursuant to a compensation committee charter adopted by the board of directors. A copy of our compensation committee charter is attached as exhibit 99.2 to our annual report filed with the Securities and Exchange Commission on April 3, 2007. The compensation committee is appointed and generally acts on behalf of the board of directors. The compensation committee is responsible for reviewing and approving annual salaries, bonuses and other forms and items of compensation for the senior officers and employees of our company. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the compensation committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to our board of directors on compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

Effective July 15, 2005, we formed a nominating and corporate governance committee. The nominating and corporate governance committee currently consists of Silke Stenger, Dr. Shuming Zhao and Indrajit Chatterjee. The nominating and corporate governance committee operates pursuant to a charter adopted by our board of directors. A copy of our nominating and corporate governance charter is attached as Exhibit 99.3 to our annual report filed with the Securities and Exchange Commission on April 3, 2007. The primary function of the nominating and corporate governance committee is to assist our board of directors in developing our approach to corporate governance issues and monitoring performance against the defined approach. The nominating and corporate governance committee is also responsible for the nomination of directors by identifying and reporting on candidates to be nominated to our board of directors.

D.	Employees

At December 31, 2009, 2008 and 2007, we employed approximately 780, 1,270 and 1,224 people, respectively. In connection with the reorganization of our company, we have reduced our employee headcount to 772 people as of March 26, 2010.

E.	Share Ownership

There were 30,259,911 common shares, 441,664 stock options and no share purchase warrants issued and outstanding as of March 26, 2010. Of the shares issued and outstanding on that date, our directors and officers owned the following common shares:

	Number of		Number of
Name	Common Shares		Stock Options to Purchase
Office Held	Beneficially Owned	Percentage	Common Shares

Michael J. Smith(1) Non-Executive Chairman and Director	Nil	Nil	Nil
Jouni Salo(2) Chief Executive Officer and President	Nil	Nil	Nil
James Busche(3) Former Chief Executive Officer and President	Nil	Nil	Nil
Alan Hartslief(4) Chief Financial Officer and Secretary	Nil	Nil	Nil
James Purkis(5) Chief Operating Officer	Nil	Nil	Nil
George Zimmerman Senior Vice President	Nil	Nil	16,668, exercise price of $13.06 per share, expiry date of May 17, 2016;
33,334, exercise price of $26.85 per share, expiry date of May 17, 2017
33,332, exercise price of $31.81 per share, expiry date of May 19, 2018
Dr. Shuming Zhao Director	Nil	Nil	Nil
Gerhard Rolf(6) Director	Nil	Nil	Nil
Dr. Kelvin K. Yao(7) Director	Nil	Nil	Nil
Silke Stenger Director	Nil	Nil	Nil
Indrajit Chatterjee Director	Nil	Nil	Nil

(1)	Mr. Smith resigned as our President and Chief Executive Officer effective March 7, 2006, our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

(2)	Mr. Salo was appointed as the President of our company effective April 13, 2009 and as President of our Cement Division effective May 1, 2008. Mr. Salo was our Chief Operating Officer from November 1, 2008 until August 12, 2009.

(3)	Mr. Busche ceased to hold the position of President and Chief Executive Officer effective April 13, 2009.

(4)	Mr. Hartslief was appointed our Chief Financial Officer effective October 16, 2007 and our Secretary effective March 1, 2008.

(5)	Mr. Purkis was appointed the President of our Construction Division effective June 1, 2008, Executive Vice-President effective November 1, 2008, and Chief Operating Officer effective August 12, 2009. Mr. Purkis has notified us that he intends to resign as our Chief Operating Officer effective May 31, 2010.

(6)	Mr. Rolf was appointed as a director of our company effective May 1, 2009.

(7)	Dr. Yao resigned as a director of our company effective May 1, 2009.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 5,524,000. Each option upon its exercise entitles the grantee to purchase one common share. The exercise price of an option may not be less than the closing market price of our common shares on the New York Stock Exchange, on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the New York Stock Exchange, for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. We did not grant any options during the year ended December 31, 2009. There were 441,664 options outstanding as at December 31, 2009. There were 1,315,680 options available for grant under the stock option plan as at March 26, 2010.

Equity Incentive Plan

In August, 2008, our shareholders passed a resolution adopting an equity incentive plan to further align the interests of employees and directors with those of our shareholders by providing incentive compensation opportunities tied to the performance of our common stock and by promoting increased ownership of our common stock by such individuals. The equity incentive plan provides for the granting of nonqualified and incentive stock options, stock appreciation rights, restricted stock awards, stock awards, stock unit awards, performance stock awards and tax bonus awards to eligible employees, officers, directors and consultants to acquire up to an aggregate of 1,500,000 shares of our common stock. Subject to the terms of the plan, a committee, as appointed by our board of directors, may grant awards under the plan, establish the terms and conditions for those awards, construe and interpret the plan and establish rules for the plan’s administration. During the year ended December 31, 2009, no awards were granted under the equity incentive plan. There are 1,500,000 shares of our common stock available to be issued pursuant to an award under the plan as at March 26, 2010.

ITEM 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

There were 30,259,911 common shares issued and outstanding as of March 26, 2010. The following table sets forth, as of March 26, 2010, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name	Amount Owned		Percent of Class(1)

Peter Kellogg	6,283,100	(2)	20.8%

(1)	Based on 30,259,911 common shares issued and outstanding on March 26, 2010.

(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 5,643,100 of the shares, or approximately 18.6% of our issued and outstanding common shares.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of March 26, 2010, there were 30,259,911 common shares issued and outstanding held by 563 registered holders. Of those common shares issued and outstanding, 168,256 common shares were registered in Canada (56 registered shareholders), 30,041,187 common shares were registered in the United States (494 registered shareholders) and 50,468 common shares were registered in other foreign countries (13 registered shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2009 and March 26, 2010, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

Continuing Operations

1. Transactions with related parties during the years:

	2009	2008	2007

Dividend income on common shares(1)	$280	$—	$238
Royalty expense paid and payable(1)	(614)	(815)	(1,025)
Fee income	494	94	—
Fee expense for managing resource property	(839)	(1,707)	(1,118)
Fee expense for management services, including expense reimbursements	(4,059)	(4,303)	(1,308)
Interest income — net investment income on preferred shares of former subsidiaries	—	3,782	3,751
Interest income — other	309	—	(48)
Interest expense	(447)	(21)	(530)
Impairment charge on a receivable	—	—	(238)

(1)	Included in income from royalty interest in resource property.

2. Balance with related parties at December 31:

		2009	2008

Other receivables	Investment income	$62	$21
Other receivables	Due from affiliates	218	1,957
Other receivables	Income on the preferred shares of former subsidiaries	—	9,265
Equity method investments		73	325
Investment in preferred shares of former subsidiaries		—	19,125
Accounts payable and accrued expenses	Due to affiliates	1,594	844
Accounts payable and accrued expenses	Interest due to a former subsidiary	—	2,681

3. Other:

During 2006, we agreed to pay our former Chief Executive Officer’s expenses as part of his short-term employment arrangement. As a result of an amendment to our former Chief Executive Officer’s employment arrangement in January, 2007, the former Chief Executive Officer agreed to reimburse us for such expenses. During 2007, we paid expenses amounting to $19,000 on behalf of the Chief Executive Officer. The amount was outstanding as of December 31, 2007 and was repaid in full in February, 2008. In addition, we paid management fee expenses amounting to $0.2 million, $1.3 million and $1.9 million in 2009, 2008 and 2007, respectively, to a corporation in which our former Chief Executive Officer has an ownership interest.

During 2007, we acquired an investment in a private company from an affiliate for $50,000.

Discontinued Operations

There were no discontinued operations in 2009. We did not earn any income nor incur any expenses in our discontinued operations with related parties in 2008.

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

In March, 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit Ltd., a corporation governed by the laws of Barbados, contemplating an arrangement under Section 288 of the British Columbia Business Corporations Act, whereby, we agreed to transfer certain real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. The arrangement was approved by our shareholders at our annual and special shareholders’ meeting held on July 27, 2007, and adjourned to August 3, 2007. September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plant technology, equipment and services business. The distribution of Austrian depositary certificates (or common shares of SWA Reit) did not significantly change the economic interests of our shareholders in the assets of our company. SWA Reit was liquidated and dissolved in 2009.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	Financial Information

A.	Consolidated Statements and Other Financial Information

Our financial statements are stated in United States dollars and are prepared in accordance with Canadian GAAP. In this annual report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Financial Statements Filed as Part of the Annual Report:

Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, dated March 26, 2010 on the Consolidated Financial Statements of our company as at December 31, 2009 and 2008

Comments by Independent Registered Chartered Accountants, Deloitte & Touche LLP dated March 26, 2010, on Canada — United States of America Reporting Difference

Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP dated March 26, 2010, on the effectiveness of internal controls over financial reporting as of December 31, 2009

Consolidated Balance Sheets as at December 31, 2009 and 2008

Consolidated Statements of Income (Loss) for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

The Audited Consolidated Financial Statements for the Years Ended December 31, 2009, 2008 and 2007 can be found under “Item 17 — Financial Statements”.

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

	Exchange(1)
	High (U.S.$)(2)	Low (U.S.$)(2)

Annual Highs and Lows
2005	13.26	7.75
2006	22.10	10.34
2007	45.74	18.00
2008	35.79	6.50
2009	14.20	6.65
Quarterly Highs and Lows
2008
First Quarter	32.43	20.85
Second Quarter	35.79	23.61
Third Quarter	31.47	18.11
Fourth Quarter	21.00	6.50
2009
First Quarter	13.59	6.65
Second Quarter	9.60	6.81
Third Quarter	12.39	8.12
Fourth Quarter	14.20	8.90
Monthly Highs and Lows
2009
September	12.39	9.09
October	11.42	9.10
November	12.57	8.90
December	14.20	11.65
2010
January	16.10	12.50
February	14.28	11.82
March (to March 23, 2009)	14.63	13.50

(1)	Shares were traded on the Nasdaq Global Select Market up to and including June 15, 2007 and then on the NYSE on and after June 18, 2007.

(2)	All numbers have been adjusted to reflect the two (2) for one (1) stock split effective September 10, 2007.

The transfer of our common shares is managed by our transfer agent, BNY Mellon Shareowner Services, 480 Washington Boulevard, Jersey City, NJ 07310 (Tel: 201-680-5258; Fax: 201-680-4604).

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

The provisions in our Articles attaching to our common shares and Class A preferred shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the common shares and two-thirds of the Class A preferred shares, respectively, present in person or by proxy at any such meeting of holders.

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

In February, 2010, we entered into an Arrangement Agreement with our subsidiary, KHD Humboldt Wedag International (Deutschland) AG (“KID”), whereby we have agreed, subject to receipt of shareholder approval and the satisfaction of other conditions as set forth in the agreement, to distribute to our shareholders, as a first tranche, two shares of KID for each seven shares of our common stock held. In the event that the Arrangement is approved, we also intend to enter into a shareholders agreement with an independent, third-party custodian, whereby we will engage the custodian to direct the voting of the shares of KID we continue to hold upon completion of the distribution of the first tranche of the KID shares to our shareholders.

In October, 2009, we entered into an Amendment Agreement to an uncommitted revolving guarantee dated October 9, 2007 (as previously amended on March 6, 2009) whereby our subsidiary, KHD Humboldt Wedag Machinery Equipment (Beijing) Co. Ltd. (“KHD China”), and our former subsidiary, KHD Humboldt Wedag (Shanghai) International Industries Ltd. (“KHD Shanghai”), can borrow up to RMB 20 million from Raiffeisenbank Zentralbank Österreich AG (“RZB”) for the issuance of advance payment guarantees, performance bonds, bid bonds and warranty guarantees until December 31, 2011. It was agreed that no further security instruments will be issued to KHD Shanghai. On March 6, 2009, we issued a payment guarantee to RZB under the facility that is valid until January 15, 2013. In the event that the Arrangement is approved, the uncommitted revolving guarantee facility will be transferred to KHD China in its entirety and the guarantee will be terminated.

In August, 2009, effective October 7, 2009, in order to dispose of (i) our coal and minerals business; and (ii) our workshop in Cologne, Germany, we entered into corresponding share purchase and asset purchase agreements, respectively, with MBE Holding Pte. Limited (“MBE-PTE”) and Cologne Engineering Gmbh (“CEG”). Both MBE-PTE and CEG are ultimately controlled by McNally Bharat Engineering Company Ltd. With respect to the sale of the coal and minerals business, three share purchase agreements were entered into, with MBE-PTE as purchaser and KHD Humboldt Wedag International GmbH (“KIA”) and Humboldt Wedag India Private Ltd. (“HW India”) as sellers. Under these agreements: (i) KIA sold its shareholdings in Humboldt Wedag South Africa for the purchase price of $137,000; (ii) KID sold its shareholdings in Humboldt Wedag Coal & Minerals Technology GmbH for a purchase price of $4.3 million; and (iii) HW India demerged its entire coal and minerals operations into the Indian company, Humboldt Wedag Minerals India Pvt Ltd., in return for 339,323 shares of that company. HW India then sold those shares to MBE-PTE in consideration for the payment of $3.02 million. To dispose of the Cologne workshop, Humboldt Wedag GmbH sold certain assets and liabilities pertaining to the workshop to CEG under an asset purchase agreement for the base purchase price of $33,000, which was paid immediately, and a contingent purchase price which will be paid later. The contingent purchase price will be finally determined within one month of October 7, 2013 and will be 50% of €5.7 million, less adjustments for possible severance payments to employees and investments in the production facilities. To secure the payment of this contingent purchase price, Commerzbank AG, Dusseldorf, has issued a first demand payment guarantee, in the amount of €4.5 million, for the benefit of Humboldt Wedag GmbH, which is valid until April 1, 2014. Pursuant to the terms of the agreement, we have generally reserved the right to continue to have construction contracts performed in the Cologne workshop.

Effective January 1, 2009, we entered into employment agreements with each of Jouni Salo, Alan Hartslief and James Purkis. For a description of the terms of these agreements, see “Item 6 — Directors, Senior Management and Employees — Executive Compensation”.

In November, 2009, we entered into an Amendment Agreement to the Revolving Letter of Guarantee Agreement dated November 30, 2006 (as previously amended on June 10, 2008 and October 27, 2008), whereby we agreed to guarantee to secure the due and punctual payment by KIA and its subsidiaries of all principal, interest, commission and all other monies due and payable under a bonding facility made available by RZB. The amending agreement reduced the amount of the bonding facility from €300,000,000 to €195,000,000. The bonding facility will expire on November 25, 2010, unless extended by another term of one year. Under the bonding facility, security instruments, such as sureties, stand-by letters of credit and guarantees, may be granted to the customers of certain of our subsidiaries. Our subsidiaries have each issued deficiency guarantees in favour of RZB as collateral for security instruments that may be granted to them under the bonding facility. It is paired with an assignment of all receivable and all present and future claims relating to the relevant underlying security instruments against customers of the subsidiaries in whose favour a security instrument is issued by RZB. Assuming completion of the Arrangement, our subsidiary, KHD Humboldt Wedag GmbH, will accede to the bonding facility as an additional guarantor until KID accedes as borrower to the bonding facility. The bonding facility shall be continued until the expiration of its term on November 25, 2010. It is expected that immediately upon the completion of the Arrangement, we will use best efforts to transfer the bonding facility to KID, resulting in KID replacing KIA as the borrower under the bonding facility.

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

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, unless a specific exemption, as set out in the Investment Canada Act, applies. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. In addition, recent amendments to the Investment Canada Act permit the Canadian government to review any investment where the responsible Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security. No financial threshold applies to a national security review. The Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or, where the investment has already been made, require divestment. Review can occur before or after closing and may apply to corporate re-organizations where there is no change in ultimate control.

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

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “qualified dividend income” and taxed to U.S. Holders at a maximum United States federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

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

Derivatives

As of December 31, 2009 and 2008, we had foreign currency forward contracts and options with aggregate notional amounts of $10.5 million and $28.9 million, respectively, for the purpose of covering our payment obligations to trade suppliers and our export trades receivable. We recognized net fair value gains of $0.2 million and $1.1 million in 2009 and 2008, respectively.

Interest Rate Risk

Fluctuations in interest rates may affect the fair value of fixed interest rate financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our financial instrument assets and increase the fair value of our financial instrument liabilities. A decrease in market interest rates may increase the fair value of our financial instrument assets and decrease the fair value of our financial instrument liabilities. Our financial instruments which may be sensitive to interest rate fluctuations are long-term receivables and debt obligations. The following tables provide information about our exposure to interest rate fluctuations for the carrying amounts of financial instruments that may be sensitive to such fluctuations as at December 31, 2009 and 2008, respectively, and expected cash flows from these instruments.

As at December 31, 2009
(In thousands)
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2010	2011	2012	2013	2014	Thereafter

Long-term receivables	$6,332	$6,332	$253	$6,481	—	—	—	—
Debt obligations	$11,649	$11,649	$214	$11,744	—	—	—	—

(1)	Including interest and dividends where applicable.

As at December 31, 2008
(In thousands)
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2009	2010	2011	2012	2013	Thereafter

Debt obligations	$11,313	$11,313	$277	$277	$11,451	—	—	—

(1)	Including interest and dividends where applicable.

Our investment in the preferred shares of Mass Financial and one of its former subsidiaries, with a carrying amount (which approximates estimated fair value) of $nil and $19.1 million, respectively, as at December 31, 2009 and 2008. The preferred shares were subject to interest rate risk. Since quoted prices for the preferred shares were not available, we determined the fair value of the preferred shares using a discounted cash flow model. As a result, we recognized a fair value loss of $55.1 million on the preferred shares in the year ended December 31, 2008. In 2009, we settled our interest in the preferred shares with Mass Financial. For more information, see the section entitled “Settlement of Preferred Shares of Mass Financial and its Former Subsidiary” and Notes 4 and 11 to our audited consolidated financial statements included in this annual report.

Foreign Currency Exchange Rate Risk

Our reporting currency is the U.S. dollar. We hold financial instruments primarily denominated in United States dollars and Euros and we have a Canadian dollar denominated investment in the preferred shares of former subsidiaries. A depreciation of such currencies against the U.S. dollar will decrease the fair value of our financial instrument assets and liabilities. An appreciation of such currencies against the United States dollar will increase the fair value of our financial instrument assets and liabilities. Our financial instruments which may be sensitive to foreign currency exchange rate fluctuations are long-term receivables, investments and debt obligations. The following tables provide information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of financial instruments that may be sensitive to such fluctuations as at December 31, 2009 and 2008, respectively, and expected cash flows from these instruments:

As at December 31, 2009
(In thousands)
		Fair	Expected Cash Flow(1)
	Carrying Value	Value	2010	2011	2012	2013	2014	Thereafter

Investments(2)	$16,432	$16,432	$16,432	$—	—	—	—	—
Long-term receivables(3)	6,332	6,332	253	6,481	—	—	—	—
Debt obligations(4)	11,649	11,649	214	4,744	—	—	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities which are denominated in either Canadian dollars or Euros.

(3)	Long-term receivables are denominated in either Canadian dollars or Euros.

(4)	Debt obligations are denominated in Euros.

As at December 31, 2008
(In thousands)
		Fair	Expected Cash Flow(1)
	Carrying Value	Value	2009	2010	2011	2012	2013	Thereafter

Investments(2)	$2,777	$2,777	$2,777	$—	$—	—	—	—
Debt obligations(3)	11,313	11,313	277	277	11,451	—	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities which are denominated in either Canadian dollars or Euros.

(3)	Debt obligations are denominated in Euros.

Equity Price Risk

Changes in trading prices of equity securities may affect the fair value of equity securities or the fair value of other securities convertible into equity securities. An increase in trading prices will increase the fair value and a decrease in trading prices will decrease the fair value of equity securities or instruments convertible into equity securities. Our financial instruments which may be sensitive to fluctuations in equity prices are investments. The following tables provide information about our exposure to fluctuations in equity prices for the carrying amounts of financial instruments sensitive to such fluctuations as at December 31, 2009 and 2008, respectively, and expected cash flows from these instruments:

As at December 31, 2009
(In thousands)
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2010	2011	2012	2013	2014	Thereafter

Investments(2)	$16,432	$16,432	$16,432	—	—	—	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities.

As at December 31, 2008
(In thousands)
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2009	2010	2011	2012	2013	Thereafter

Investments(2)	$2,987	$2,987	$2,987	—	—	—	—	—

(1)	Including interest and dividends where applicable.

(2)	Investments consist of equity securities.

ITEM 12	Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15	Controls and Procedures

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2009. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 13d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets and our consolidated entities;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and our directors; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on this evaluation, management concluded that, as of December 31, 2009, our company’s internal control over financial reporting was effective.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2009 has been audited by our independent registered chartered accountants, Deloitte & Touche LLP, who also audited our consolidated financial statements for the year ended December 31, 2009. Deloitte & Touche LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2009. Their report is included on page 74 of this annual report on Form 20-F.

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

Code of Ethics and Code of Conduct

Our board of directors encourages and promotes a culture of ethical business conduct through the adoption and monitoring of our codes of ethics and conduct, the insider trading policy and such other policies as may be adopted from time to time.

Our Audit Committee adopted a Code of Ethics for the Senior Executive Officers and Senior Financial Officers on November 9, 2006. Since that date, our board of directors has conducted an assessment of its performance, including the extent to which the board and each director comply with the Code of Ethics. It is intended that such assessment will be conducted annually. The Code of Ethics applies to our Chief Executive Officer, President, Chief Financial Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller, persons performing similar functions, and other officers or employees of our company with prominent positions with respect to the filing of reports with securities regulators.

The purpose of the Code of Ethics is to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate and timely disclosure in all reports and documents filed with securities regulators; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code of Ethics; and accountability for adherence to the Code.

There has been no conduct of any director or officer that would constitute a departure from the Code of Ethics, and therefore, no material change reports have been filed in this regard.

In addition, our Audit Committee has adopted a written Code of Conduct, which sets out the standards of ethical behavior required for all employees and officers of our company and our subsidiaries. Our board of directors conducts regular reviews with management for compliance with such policies. The basic principles of the Code of Conduct include: providing customers with the best quality products and services at competitive prices; providing employees with a fair, polite and respectful work environment; keeping company information confidential; keeping client and business partner information confidential; being fair and honest to all parties having business relationships with our company; not doing business with any third parties who are likely to harm our company’s reputation; refraining from any form of discrimination or harassment; and being mindful of the interest of the public and the environment. The Code of Conduct emphasizes that all employees of our company, regardless of their position or status, are accountable for complying with all applicable legal requirements, the general provisions stipulated by the Code of Conduct, and our other business policies.

We will provide a copy of the Code of Ethics or the Code of Conduct to any person without charge, upon request. Requests can be sent by mail to: KHD Humboldt Wedag International Ltd., Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

ITEM 16C	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP for audit services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2009 and 2008 were Cdn$1,802,425 and Cdn$1,723,972, respectively (including all fees related to the audit of our annual financial statements for the fiscal years ended December 31, 2009 and 2008).

Audit Related Fees

For the fiscal years ended December 31, 2009 and 2008, Deloitte & Touche LLP performed assurance or related services relating to the performance of the audit or review of our financial statements which are not reported under the caption “Audit Fees” above, for aggregate fees totalling Cdn$56,858 and Cdn$359,774, respectively.

Tax Fees

For the fiscal years ended December 31, 2009 and 2008, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte & Touche LLP were $72,407 and Cdn$168,954, respectively.

All Other Fees

For the fiscal years ended December 31, 2009 and 2008, Deloitte & Touche LLP did not perform any non-audit professional services, other than those services listed above.

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

The following table sets out information with respect to repurchases of our common shares by us or on our behalf, or by an “affiliated purchaser” as defined in § 240.10b-18(a)(3) of the Exchange Act, in the year ended December 31, 2009:

Issuer Purchases of Equity Securities
					Maximum Number
					(or Approximate
				Total Number of	Dollar Value) of
				Shares Purchased as	Shares that May Yet
				Part of Publicly	be Purchased Under
	Total Number of		Average Price Paid	Announced Plans or	the Plans or
Period	Shares Purchased		per Share	Programs	Programs

Month #1 (May 1 to May 31)	262,734	(1)	$9.00(1)	N/A	N/A
Month #2 (December 1 to December 31)	295,639	(2)	$13.93 (2)	N/A	N/A
Total	558,373		$11.61	N/A	N/A

(1)	On May 12, 2009, our former subsidiary, Mass Financial Corp., transferred 262,734 of our common shares to us as partial consideration for the redemption of certain of the preferred shares of Mass Financial that we held. The shares were valued at the book value as at December 31, 2008, being Cdn$10.50 per share. For more information, see the section entitled “Settlement of Preferred Shares of Mass Financial and its Former Subsidiary”.

(2)	On December 21, 2009, our wholly-owned subsidiary, 0850541 B.C. Ltd., purchased 295,639 of our common shares from our subsidiary KHD Investments Ltd., for a purchase price per share equal to the price of our common shares as quoted by the New York Stock Exchange at the close of business on the date of closing of the Agreement, being $13.93 per share. As consideration for the purchase of the common shares, 0850541 B.C. Ltd. delivered to KHD Investments a Canadian-dollar denominated, non-interest bearing demand promissory note in the principal amount of Cdn$4.4 million, being the purchase price (in Canadian dollars) of the common shares. We agreed to contribute Cdn$4.4 million to the capital of 0850541 B.C. Ltd. and agreed to assume the obligation to repay the principal amount of the promissory note to KHD Investments Ltd. On December 31, 2009, we entered into a liquidation agreement with 0850541 B.C. Ltd. whereby we approved the winding up and liquidation of the 0850541 B.C. Ltd. and 0850541 B.C. Ltd. agreed to return to us the aggregate 558,373 shares of our common stock it held, which included the shares acquired from Mass Financial Corp. described in footnote (1) above, for no consideration, all of which common shares we agreed to cancel, and did cancel, prior to December 31, 2009.

ITEM 16F	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

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

Financial Statements Filed as Part of the Annual Report:

Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, dated March 26, 2010 on the Consolidated Financial Statements of our company as at December 31, 2009 and 2008

Comments by Independent Registered Chartered Accountants, Deloitte & Touche LLP dated March 26, 2010, on Canada — United States of America Reporting Difference

Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP dated March 26, 2010, on the effectiveness of internal controls over financial reporting as of December 31, 2009

Consolidated Balance Sheets as at December 31, 2009 and 2008

Consolidated Statements of Income (Loss) for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In conducting this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

The Company’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2009, and they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.

/s/ Jouni Salo Jouni Salo President and Chief Executive Officer	/s/ Alan Hartslief Alan Hartslief Chief Financial Officer

Vancouver, British Columbia, Canada
March 26, 2010

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
KHD Humboldt Wedag International Ltd.

We have audited the consolidated balance sheets of KHD Humboldt Wedag International Ltd. and subsidiaries (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of income (loss), shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of KHD Humboldt Wedag International Ltd. and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte and Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 26, 2010

Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 1 B to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 26, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte and Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 26, 2010

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
KHD Humboldt Wedag International Ltd.

We have audited the internal control over financial reporting of KHD Humboldt Wedag International Ltd. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 26, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes that have a material effect on the comparability of the Company’s financial statements.

/s/ Deloitte and Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 26, 2010

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(United States Dollars in Thousands)

	Notes	2009	2008

ASSETS
Current Assets
Cash and cash equivalents		$420,551	$409,087
Short-term cash deposits		6,916	—
Securities	5	16,432	2,987
Restricted cash		24,979	32,008
Accounts receivable, trade	6	96,982	62,760
Other receivables	7	36,179	28,313
Inventories	8	80,815	110,161
Contract deposits, prepaid and other	9	53,893	58,694
Future income tax assets	10	1,748	7,679

Total current assets		738,495	711,689
Non-current Assets
Note receivables	11	1,672	—
Account receivable, trade	6	4,660	—
Property, plant and equipment	12	2,257	2,489
Interest in resource property	13	27,150	24,861
Equity method investments		73	325
Future income tax assets	10	13,405	6,339
Investment in preferred shares of former subsidiaries	11	—	19,125
Other non-current assets		1,191	830

Total non-current assets		50,408	53,969

		$788,903	$765,658

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	14	$191,746	$178,582
Progress billings above costs and estimated earnings on uncompleted contracts	8	77,841	171,843
Advance payments received from customers		26,927	11,331
Income tax liabilities		18,092	9,112
Deferred credit, future income tax assets	10	1,748	4,212
Accrued pension liabilities, current portion	15	2,070	2,158
Provision for warranty costs, current portion	16	28,282	30,856
Provision for supplier commitments on terminated customer contracts	17	12,943	23,729
Provision for restructuring costs	18	8,025	—

Total current liabilities		367,674	431,823
Long-term Liabilities
Long-term debt	19	11,649	11,313
Accrued pension liabilities, less current portion	15	28,861	29,209
Provision for warranty costs, less current portion	16	25,711	7,524
Deferred credit, future income tax assets	10	—	4,176
Future income tax liability	10	14,210	7,646
Other long-term liabilities	20	15,607	8,344

Total long-term liabilities		96,038	68,212

Total liabilities		463,712	500,035
Minority Interests		5,403	3,709
Shareholders’ Equity	21
Common stock, without par value; authorized unlimited number		141,604	143,826
Treasury stock		(83,334)	(93,793)
Contributed surplus		7,232	7,623
Retained earnings		185,790	155,681
Accumulated other comprehensive income		68,496	48,577

Total shareholders’ equity		319,788	261,914

		$788,903	$765,658

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
For the Years Ended December 31, 2009, 2008 and 2007
(United States Dollars in Thousands, Except Earnings per Share)

	Notes	2009	2008	2007

Revenues		$576,408	$638,354	$580,391
Cost of revenues		(457,847)	(516,631)	(494,432)
Recovery of (loss on) terminated customer contracts	17	17,829	(31,966)	—

Gross profit		136,390	89,757	85,959
Income from interest in resource property		13,530	27,185	18,132
Selling, general and administrative expense		(74,796)	(56,156)	(46,700)
Stock-based compensation recovery (expense) — selling, general and administrative	22	391	(4,401)	(4,381)
Restructuring costs	18	(9,220)	—	—
Gain on sale of workshop and related assets	4	5,254	—	—

Operating income		71,549	56,385	53,010

Interest income		7,043	21,449	13,155
Interest expense		(2,793)	(2,291)	(2,668)
Foreign currency transaction gains (losses), net		(2,006)	2,149	(2,003)
Loss on investments in preferred shares in former subsidiaries	11	(9,538)	(55,076)	—
Share of profit (loss) of equity method investees		(254)	(272)	142
Other income (expense), net	23	3,825	(9,912)	4,169

Income before income taxes and minority interests from continuing operations		67,826	12,432	65,805
Provision for income taxes:
Income taxes	24	(23,026)	(12,800)	(8,278)
Resource property revenue taxes	24	(3,039)	(5,864)	(4,161)

		(26,065)	(18,664)	(12,439)

Income (loss) before minority interests from continuing operations		41,761	(6,232)	53,366
Minority interests		(1,050)	(720)	(2,386)

Income (loss) from continuing operations		40,711	(6,952)	50,980
Loss from discontinued operations, net of tax		—	—	(9,351)
Extraordinary gain, net of tax		—	—	513

Net income (loss)		$40,711	$(6,952)	$42,142

Basic earnings (loss) per share	25
— from continuing operations		$1.34	$(0.23)	$1.71
— from discontinued operations		—	—	(0.31)
— extraordinary gain		—	—	0.02

		$1.34	$(0.23)	$1.42

Diluted earnings (loss) per share	25
— from continuing operations		$1.34	$(0.23)	$1.68
— from discontinued operations		—	—	(0.31)
— extraordinary gain		—	—	0.02

		$1.34	$(0.23)	$1.39

Weighted average number of common shares outstanding
— basic		30,354,207	30,401,018	29,895,468
— diluted		30,354,207	30,401,018	30,402,130

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2009, 2008 and 2007
(United States Dollars in Thousands)

	2009	2008	2007

Net income (loss) for the year	$40,711	$(6,952)	$42,142
Other comprehensive income (loss), net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting	19,919	(47,099)	45,473
Unrealized losses on securities:
Fair value loss on available-for-sale securities	—	(55,076)	—
Reclassification adjustment for other than temporary decline in value	—	55,076	—

Other comprehensive income (loss)	19,919	(47,099)	45,473

Comprehensive income (loss)	$60,630	$(54,051)	$87,615

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2009, 2008 and 2007

							Accumulated
							Other
							Compre-
							hensive
							Income:
	Common Stock		Treasury Stock				Currency
	Number of		Number of		Contributed	Retained	Translation
	Shares	Amount	Shares	Amount	Surplus	Earnings	Adjustment	Total

Balance at December 31, 2006	34,488,136	$108,595	(5,021,754)	$(64,383)	$2,131	$176,742	$50,203	$273,288
Net income	—	—	—	—	—	42,142	—	42,142
Distribution of SWA Reit and Investments Ltd.	—	—	—	—	—	(56,251)	—	(56,251)
Shares issued for increase of equity interest in a non- wholly-owned subsidiaries	676,766	18,749	—	—	—	—	—	18,749
Exercise of stock options	672,218	11,015	—	—	(2,193)	—	—	8,822
Price adjustment for shares received in connection with disposition of MFC Merchant Bank SA in 2006	—	—	—	(10,073)	—	—	—	(10,073)
Shares received on settlements of receivables	—	—	(371,921)	(11,174)	—	—	—	(11,174)
Shares received as consideration for disposition of MFC Merchant Bank SA	—	—	(219,208)	(8,163)	—	—	—	(8,163)
Stock-based compensation	—	—	—	—	4,381	—	—	4,381
Translation adjustment	—	—	—	—	—	—	45,473	45,473

Balance at December 31, 2007	35,837,120	138,359	(5,612,883)	(93,793)	4,319	162,633	95,676	307,194
Net loss	—	—	—	—	—	(6,952)	—	(6,952)
Exercise of stock options	299,438	5,467	—	—	(1,097)	—	—	4,370
Cancellation of shares by transfer agent	(1,030)	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	4,401	—	—	4,401
Translation adjustment	—	—	—	—	—	—	(47,099)	(47,099)

Balance at December 31, 2008	36,135,528	143,826	(5,612,883)	(93,793)	7,623	155,681	48,577	261,914
Net income	—	—	—	—	—	40,711	—	40,711
Settlement with an affiliate	—	—	(262,734)	(2,365)	—	—	—	(2,365)
Cancellation of treasury stock	(558,373)	(2,222)	558,373	12,824	—	(10,602)	—	—
Stock-based compensation	—	—	—	—	(391)	—	—	(391)
Translation adjustment	—	—	—	—	—	—	19,919	19,919

Balance at December 31, 2009	35,577,155	$141,604	(5,317,244)	$(83,334)	$7,232	$185,790	$68,496	$319,788

Total of retained earnings and accumulated other comprehensive income
December 31, 2007								$258,309

December 31, 2008								$204,258

December 31, 2009								$254,286

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(United States Dollars in Thousands)

	2009	2008	2007

Cash flows from continuing operating activities
Income (loss) from continuing operations	$40,711	$(6,952)	$50,980
Adjustments for:
Amortization and depreciation	3,452	4,295	3,279
Foreign currency transaction losses (gains), net	2,006	(2,149)	2,003
Minority interests	1,050	720	2,386
(Gain) loss on short-term securities	(2,812)	11,218	110
Stock-based (recovery) compensation	(391)	4,401	4,381
Loss on investment in preferred shares of former subsidiaries	9,538	55,076	—
Future income taxes	513	8,621	(2,785)
(Recovery of) loss on terminated customer contracts	(17,829)	31,966
Restructuring costs, asset impairment charges	227	—	—
Gain on sale of workshop and related assets	(5,254)	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	(6,699)	—	—
Short-term securities	357	1,176	(2,576)
Restricted cash	7,728	(9,478)	(5,813)
Receivables	(67,860)	(15,317)	11,314
Inventories	45,866	666	(28,089)
Contract deposits, prepaid and other	3,413	(27,931)	(6,652)
Accounts payable and accrued expenses	16,135	44,024	6,652
Progress billings above costs and estimated earnings on uncompleted contracts	(93,192)	(4,264)	76,890
Advance payments received from customers	20,021	2,355	(595)
Income tax liabilities	8,421	(11,115)	7,838
Provision for warranty costs	16,709	(3,046)	10,373
Provision for restructuring costs	7,773	—	—
Other	269	424	407

Cash flows (used in) provided by continuing operating activities	(9,848)	84,690	130,103
Cash flows from continuing investing activities
Purchases of property, plant and equipment	(1,801)	(3,037)	(3,471)
Sales (purchases) of long-term securities, net	—	—	(456)
Purchases of subsidiaries, net of cash acquired	(791)	(1,547)	(7,807)
Settlement of investment in preferred shares of former subsidiaries	6,195	—	—
Proceeds from sale of workshop and related assets, net of cash disposed of	3,681	—	—
Other	—	(1,620)	—

Cash flows provided by (used in) continuing investing activities	7,284	(6,204)	(11,734)
Cash flows from continuing financing activities
Borrowings	—	—	3,292
Debt repayments	—	(2,056)	(6,132)
Issuance of shares	—	4,370	8,822
Distribution in connection with SWA Reit and Investments Ltd.	—	—	(5,399)

Cash flows provided by continuing financing activities	—	2,314	583
Cash flows provided by operating activities of discontinued operations	—	—	198
Cash flows provided by investing activities of discontinued operations	—	—	58
Cash flows used in financing activities of discontinued operations	—	—	(245)
Exchange rate effect on cash and cash equivalents	14,028	(26,110)	30,756

Increase in cash and cash equivalents	11,464	54,690	149,719
Cash and cash equivalents, beginning of year	409,087	354,397	204,678

Cash and cash equivalents, end of year	$420,551	409,087	$354,397

Cash and cash equivalents at end of year consisted of:
Cash	$406,219	$393,872	$349,435
Money market funds	14,332	15,215	4,962

	$420,551	$409,087	$354,397

Nonmonetary supplemental information (see Note 31)

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1.	The Company and Summary of Significant Accounting Policies

KHD Humboldt Wedag International Ltd. (“KHD Ltd”) is incorporated under the laws of British Columbia, Canada. KHD Ltd, through its non-wholly-owned subsidiary KHD Humboldt Wedag International (Deutschland) AG in Germany (“KID”) and direct wholly-owned subsidiary KHD Humboldt Wedag International Holding GmbH in Austria (“KIA”) and their subsidiaries, operates internationally in the industrial plant technology, equipment and service supply and specializes in the cement and mining industries. KID and KIA, with their subsidiaries, are collectively known as “KHD” in these consolidated financial statements.

During fiscal year 2009, KHD focused on the industrial plant technology, equipment and service business for the cement and mining industries and on maintaining leadership in supplying technologies, equipment and engineering services for the cement and mining sectors, as well as designing and building plants that produce clinker and cement and process coal and other minerals, such as copper, gold and diamonds. However, in the fourth quarter of 2009, KHD divested its interest in its coal and minerals customer group, exclusive of its roller press technologies and capabilities utilized for mining applications, such that the business of KHD began to be focused on the cement industry. (See Note 4.) As a result, the business of KID will also be focused on the cement industry, although it will also continue to market its roller press technologies and capabilities for mining applications. The roller press is a proprietary technology which was initially developed for KID’s cement customer group but has been subsequently and successfully used in the mining sector.

KHD Ltd also holds an indirect interest in the Wabush iron ore mine in Canada.

A.	Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles (“GAAP”) applicable in Canada. For a description of the differences between Canadian GAAP and U.S. GAAP for the Company, see Note 33. The presentation currency of these consolidated financial statements is United States dollars ($), as rounded to the nearest thousand (except per share amounts). The symbol “€” refer to Euros.

Principles of Consolidation

The consolidated financial statements include the accounts of KHD Ltd and its subsidiaries, variable interest entity and jointly controlled enterprises (collectively, the “Company” in these consolidated financial statements). The Company consolidates a variable interest entity when the Company has a variable interest that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, in compliance with Accounting Standards Board’s (“AcSB”) Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities. The Company proportionately consolidates its interest in jointly controlled enterprises, pursuant to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3055, Interests in Joint Ventures, whereby the Company’s share of each of the assets, liabilities, income and expenses of a jointly controlled enterprise is combined line by line with similar items in the Company’s consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

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

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income (loss).

Use of Estimates and Assumptions and Measurement Uncertainty

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to allowance for credit losses, fair value of financial instruments in an inactive market, provision for warranty costs, pension liabilities, other than temporary impairments of securities, accounting for construction contracts, valuation of property, plant and equipment, valuation of interest in resource property, valuation allowance for future income tax, provision for income taxes, provision for supplier commitments on terminated customer contracts and provision for restructuring costs, among other items. Management’s best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends, and management’s assessment of probable future outcomes of these matters. Actual results could differ from these estimates, and such differences could be material.

B.	Accounting Standards and Amendments Adopted in 2009

The Company adopted the following new accounting standards and amendments in 2009, which did not have a significant impact on the Company’s consolidated financial statements.

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The CICA’s Emerging Issues Committee (“EIC”) Abstract No. 27, Revenues and Expenditures during the Pre-operating Period, is no longer applicable once Section 3064 has been adopted.

Financial Instruments — Disclosures

In June 2009, the AcSB published amendments to Section 3862, Financial Instruments — Disclosures, to require improved and consistent disclosures about fair value measurements of financial instruments and liquidity risk.

The amendments are in response to market concerns about credit and liquidity risks. The enhanced disclosure requirements include:

•	classifying and disclosing fair value measurements based on a three-level hierarchy;

•	reconciling beginning balances to ending balances for Level 3 measurements;

•	identifying and explaining movements between levels of the fair value hierarchy;

•	providing a maturity analysis for derivative financial liabilities based on how the entity manages liquidity risk; and

•	disclosing the remaining expected maturities of non-derivative financial liabilities if liquidity risk is managed on that basis.

Financial Instruments — Recognition and Measurement

In June 2009, the CICA clarified Section 3855, Financial Instruments — Recognition and Measurement, with respect to the effective interest method which is a method of calculating the amortized cost of financial assets and financial liabilities and of allocating the interest income or interest expense over the relevant period.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2009, the CICA clarified Section 3855 with respect to the reclassification of financial instruments with embedded derivatives. A financial instrument classified as held for trading may not be reclassified when the embedded derivative that would have to be separated on reclassification of the combined contract cannot be measured separately.

In July 2009, the AcSB issued a typescript of amendments to Section 3855. Entities that have classified financial assets as held-to-maturity investments are now required to assess those financial assets using the impairment requirements of Section 3025, Impaired Loans. Section 3025 was consequentially amended to accommodate the changes to Section 3855. The amendments allow more debt instruments to be classified as loans and receivables. This allows those instruments to be evaluated for impairment using Section 3025. In addition, the amendments require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances and require that loans and receivables that an entity intends to sell immediately or in the near term be classified as held for trading.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC issued Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which requires an entity to take into account its own credit risk and that of the relevant counterparty(s) when determining the fair value of financial assets and financial liabilities, including derivative instruments.

C.	Significant Accounting Policies

(i)  Financial Instruments

All financial assets and financial liabilities are to be classified by characteristic and/or management intent. Except for certain financial instruments which are excluded from the scope, all financial assets are classified into one of four categories: held for trading, held to maturity, loans and receivables, and available for sale; and all financial liabilities are classified into one of two categories: held for trading and other financial liabilities. Regular way purchases and sales of financial assets are accounted for at settlement date.

Generally, a financial asset or financial liability held for trading is a financial asset or financial liability that meets either of the conditions: (i) it is not a loan or receivable and is (a) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; (b) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or (c) a derivative, except for a derivative that is a designated and effective hedging instrument; or (ii) it is designated by the Company upon initial recognition as held for trading. Any financial instrument may be designated when initially recognized as held for trading, except for (i) financial instruments whose fair value cannot be reliably measured and (ii) financial instruments transferred in a related party transaction that were not classified as held for trading before the transaction. Generally, a financial instrument cannot be reclassified into the held for trading category while it is held or issued, except that if a financial asset is no longer held for the purpose of selling it in the near term, the entity may reclassify that financial asset out of the held for trading category in rare circumstances. Furthermore, a financial asset in the held for trading category that would have met the definition of loans and receivables (if the financial asset had not been required to be classified as held for trading at initial recognition) may also be reclassified out of the held for trading category if the entity has the intention and ability to hold the financial asset for the foreseeable future or until maturity.

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.

Non-derivative financial liabilities are classified as other financial liabilities.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value (except as specified for certain related party transactions). The subsequent measurement of a financial instrument and the recognition of associated gains and losses are determined by the financial instrument classification category.

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

An entity classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(b)	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Transaction costs related to the acquisition of held for trading financial assets and liabilities are expensed as incurred. For all other financial assets and liabilities, the Company elects to expense transaction costs immediately. Transaction costs are incremental costs that are directly attributable to the acquisition or disposal of a financial asset or liability.

(ii)  Cash and Cash Equivalents

Cash and cash equivalents are classified as held for trading and include cash on hand, cash at banks and highly liquid investments (e.g. money market funds) readily convertible to a known amount of cash and subject to an insignificant risk of change in value. They have original maturities of three months or less and are generally interest bearing.

(iii)  Restricted Cash

Restricted cash is classified as held for trading. Restricted cash at December 31, 2009 and 2008 was provided as security for the performance of industrial plant technology, equipment and service contracts.

(iv)  Securities

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

Available-for-sale securities consist of publicly-traded securities (debt and equity) and unlisted equity securities which are not held for trading and not held to maturity. Short-term available-for-sale securities include unlisted equity securities. Long-term available-for-sale securities are purchased with the intention to hold until market conditions render alternative investments more attractive. The available-for-sale securities are stated at bid price whenever quoted market prices are available. When the market for the available-for-sale security is not active, the Company establishes fair value by using a valuation technique. Unrealized gains and losses are recorded in other comprehensive income unless there has been an other than temporary decline in value, at which time the available-for-sale security is written down and the write-down is included in the result of operations.

Gain and loss on sales of securities are recognized on the average cost basis on the settlement dates.

(v)  Receivables

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

(vi)  Allowance for Credit Losses

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

(vii)  Derivative Financial Instruments

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

(viii)  Inventories

Inventories consist of construction raw materials, work-in-progress, contracts-in-progress and finished goods. Inventories are recorded at the lower of cost (on a specific item basis) or estimated net realizable value. Cost, where appropriate, includes an allocation of manufacturing overheads incurred in bringing inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and cost to be incurred in marketing, selling and distribution. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

realizable value is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

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

Prepayments and deposits for inventories on construction contracts are included in the account of contract deposits, prepaid and other on the face of consolidated balance sheets.

(ix)  Property, Plant and Equipment

Property, plant and equipment are carried at cost, net of accumulated depreciation. Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized when the carrying amounts exceed the estimated future undiscounted cash flows. Any resulting impairment loss is measured as excess of carrying value of the asset over fair value and is charged to the result of operations. No such losses have been recorded in these consolidated financial statements.

Property, plant, and equipment are depreciated according to the following lives and methods:

	Lives	Method

Buildings	25 years	straight-line
Manufacturing plant equipment	3 to 20 years	straight-line
Office equipment	3 to 10 years	straight-line

(x)  Interest in Resource Property

Interest in resource property is stated at cost, net of accumulated amortization, and represents the Company’s royalty interest in a Canadian iron ore mine which will expire in 2055. The iron ore deposit is currently leased to an unincorporated joint venture of steel producers and a steel trader under certain lease agreements which will expire in 2055. The Company collects the royalty payment directly from the joint venture based on a pre-determined formula. Amortization is provided on the straight-line basis over its estimated economic life to year 2023. The amortization method and estimate of the useful life of the resource property is reviewed annually. The resource property is tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized when the carrying amounts exceed the estimated future undiscounted cash flows. Any resulting impairment loss is measured as excess of carrying value of the asset over fair value and is included in the result of operations. No such losses have been recorded in these consolidated financial statements.

(xi)  Asset Retirement Obligations

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

(xii)  Provisions

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

(xiii)  Revenue Recognition and Cost of Revenues

Revenues are derived from providing industrial plant technology, equipment and services. The revenue is recognized under the percentage-of-completion method, measured by costs incurred to date to the total estimated cost for the entire contract. Revenues include revenues from change orders after the change orders are approved by the customers.

Cost of revenues include all direct material, labour costs, selling expenses and amortization as well as any other direct and indirect cost attributable to each individual contract such as warranty and freight costs. If estimated costs to complete a contract indicate a loss, provision is made in the current period for the total anticipated loss. This method is used as management considers the percentage of incurred costs to date to the most recently estimated total cost to be the best available measure of progress on contracts. Cost of revenues for the period includes the benefit of claims settled on contracts completed in prior years.

Management conducts periodic reviews of its cost estimates. The effect of any revision is accounted for by way of a cumulative catch-up adjustment to revenues and/or cost of revenues, pursuant to the percentage-of-completion method, in the period in which the revision takes place.

Pre-contract costs are expensed as incurred in selling, general and administrative expenses until it is virtually certain that a contract will be awarded; from which time further pre-contract costs are recognized as an asset and charged as an expense over the period of the contract.

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

(xiv)  Warranty Costs

The contracts and services of the Company’s industrial plant technology, equipment and service business are typically covered by product and service warranty that is typically ranging from one year to two years (and three or four years in exceptional cases), starting with commissioning. Many of the Company’s construction contracts guarantee the plants for a pre-defined term against technical problems. Each contract defines the conditions under which a customer may make a claim. The provision is calculated per contract and is based on a number of factors, including the historical warranty claims and cost experience, the type and duration of warranty coverage, the nature of products sold and in service and counter-warranty coverage available from the Company’s suppliers.

Management reviews the provision for warranty costs periodically and any adjustment is recorded in cost of revenues.

(xv)  Research and Development Costs

Research and development costs are charged to selling, general and administrative expenses when incurred. The Company incurred research and development costs of $4,304, $4,320 and $2,855 in 2009, 2008 and 2007, respectively. There are no development costs which meet the criteria for deferral.

(xvi)  Stock-Based Compensation

The Company has two stock-based compensation plans. The Company follows CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, which requires share-based transactions to be measured on a fair value basis using an option-pricing model. The stock-based compensation expenses are classified as selling, general and administrative expenses. When the options are exercised, the exercise price proceeds together with the amount initially recorded in the contributed surplus account are credited to common stock.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(xvii)  Employee Future Benefits

The Company has defined benefit pension plans for employees of certain KHD companies in Europe. Employees hired after 1996 are generally not eligible for such benefits. The Company considers and relies in part on independently prepared actuarial reports to record pension costs and pension liabilities, using the projected benefit method prorated on services (also known as the projected unit credit method). The report is prepared based on certain demographic and financial assumptions. The variables in the actuarial computation include demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate (based on market yields on high quality corporate bonds), and future salary.

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

(xviii)  Taxes on Income

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in these consolidated financial statements. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses to be carried forward to future years for tax purposes that are more likely than not to be realized using expected tax rates in which the temporary differences are expected to be recovered or settled. Future income tax is charged or credited to consolidated statements of income, except when it relates to items charged or credited directly to equity, in which case the future income tax is also dealt with in equity. Changes in future income taxes related to a change in tax rates are recognized in the period when the tax rate change is substantively enacted. The consolidated statements of income include items that are non-taxable or non-deductible for income tax purposes and, accordingly, cause the income tax provision to be different than what it would be if based on statutory rates.

Future income taxes accumulated as a result of temporary differences and tax loss carry-forwards are included in future income tax assets and liabilities, as applicable. On a quarterly basis, management reviews the Company’s future tax assets to determine whether it is more likely than not that the benefits associated with these assets will be realized. This review involves evaluating both positive and negative evidence. A valuation allowance account is established to reduce future income tax assets to the amount that management believes is more likely than not to be realized.

Future income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income tax levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

A future income tax asset or liability is not recognized on earnings or losses relating to the Company’s foreign operations where repatriation of such amounts is not contemplated in the foreseeable future.

In acquisitions that are not business combinations, an excess of the value of income tax assets, which management believes is more likely than not to be realized, over the consideration paid for such assets is recorded as a deferred credit and recognized in the statement of operations in the same period that the related tax asset is realized.

The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognises the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. The Company includes interest charges and penalties on current tax liabilities, if any, as a component of financing costs.

(xix)  Earnings Per Share

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

D.	Recent Accounting Standards and Amendments not yet Adopted

Business Combinations and Non-controlling Interests

In January 2009, the AcSB issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest.

Section 1582 applies to a transaction in which the acquirer obtains control of one or more businesses. The term “business” is more broadly defined than in the existing standard. Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions. A bargain purchase will result in recognition of a gain. Acquisition-related costs must be expensed.

The new standards are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Early adoption is permitted. Management has decided to adopt these three sections effective January 1, 2010. The adoption of these new sections will not have significant impact on the consolidated financial statements but may in the future.

Equity

In August 2009, the AcSB issued amendments to Section 3251, Equity, as a result of issuing Section 1602. The amendments require non-controlling interests to be recognized as a separate component of equity.

The amendments apply only to entities that have adopted Section 1602. Management has decided to adopt these amendments effective January 1, 2010. The adoption of these new amendments will change the classification and presentation of the non-controlling interest on the consolidated financial statements.

Accounting Changes

In June 2009, the AcSB issued an amendment to Section 1506, Accounting Changes. This section shall be applied in accounting for changes in accounting policies, changes in accounting estimates and corrections of prior period errors. This section shall be applied to a change in individual accounting policies but not to changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendment is effective for fiscal years beginning on or after July 1, 2009. Management has reviewed the requirements and concluded that they will not have significant impact on the Company’s consolidated financial statements.

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

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

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

	2009	2008

Total debt	$11,649	$11,313
Less: cash and cash equivalents	(420,551)	(409,087)

Net debt (net cash and cash equivalents)	$(408,902)	$(397,774)
Total equity	$319,788	$261,914
Debt-to-adjusted capital ratio	Not applicable	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges nor were there any subordinated debt instruments as at December 31, 2009 and 2008. The debt-to-adjusted capital ratio in 2009 and 2008 were not applicable since the Company had a net cash and cash equivalents balance.

	2009	2008

Long-term debt	$11,649	$11,313
Shareholders’ equity	$319,788	$261,914
Long-term debt-to-equity ratio	0.04	0.04

During 2009, the Company’s strategy, which was unchanged from 2008, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. The Company had a net cash and cash equivalent balance after deduction of the total debt. The Company’s long-term debt-to-equity ratio was 0.04 and 0.04 as at December 31, 2009 and 2008, respectively. Such low ratios enable the Company to secure access to credit facilities at favourable financing terms for its core business activities. (See Note 8.)

The Company is required to comply with certain financial covenants under a bank credit facility. The Company was in compliance with the financial covenants in 2009 and 2008. (See Notes 8 and 19.)

Note 3.	Acquisitions of Subsidiaries

Years 2009 and 2008

There was no business combination transaction in 2009 or 2008.

Year 2007

In May 2007, the Company increased its common share holding position in Sasamat Capital Corporation (“Sasamat”) from 58.7% to 100%. The Company paid a total consideration of $18,078 consisting of $13 in cash and $18,065 in 645,188 common shares of the Company for the acquisition of this 41.3% common share position in Sasamat through a plan of arrangement. Prior to completion of the acquisition, Sasamat had been a subsidiary of the Company and had been consolidated into the Company’s consolidated financial statements since September 2005. Sasamat is a holding company whose major asset is its 32% equity position in KID.

In September 2007, the Company acquired 5.17% of the common shares in a 94.83% owned German subsidiary for $1,561 in cash from a limited partnership (in which the Company holds a 94.5% interest and the Company is not the general partner thereof). This German subsidiary has been consolidated since March 2004. The Company did not recognize any goodwill or intangible assets on the acquisition. There was an excess of the fair value of acquired net assets over cost, which resulted in an extraordinary gain of $513, net of income taxes and minority interest.

In December 2007, the Company acquired a 75.06% controlling interest in HIT International Trading AG (“HIT”) for consideration of $6,104 in cash. HIT is a German company publicly traded on the CDAX stock

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exchange. At the acquisition date, HIT’s major business activity related to passive investment in marketable securities and its net assets are comprised almost entirely of cash and marketable securities. The acquisition was an indirect purchase of assets and not considered a business combination. No goodwill or intangible assets were recorded as a result of this acquisition. HIT was consolidated since its acquisition date. HIT has tax loss carry-forwards of approximately $74,501. The future income tax asset related to these losses is reduced by valuation allowance and offset by a deferred credit for income taxes.

Note 4.	Disposition of Subsidiaries

Workshop and Coal and Minerals Customer Groups

Effective September 30, 2009, management, as duly authorized by the board of directors, committed to a plan to sell the workshop in Cologne and the Company’s coal and minerals customer group, each in their respective present conditions, to a third party. The sale was completed and executed in early October, 2009 and there were no significant changes to the sale plan prior to closing.

The divestment of the coal and minerals customer group and the workshop, exclusive of the roller press technologies and capabilities, is not presented as a discontinued operation as it cannot be clearly distinguished from the Company’s ongoing operations and the Company will continue to have involvement in the business, through its retention of its roller press technologies and capabilities, subsequent to closing. Pursuant to the sale agreement, the Company received cash of $7,500 and may receive contingent payments based on unutilized severance payments for the workshop’s employees and certain other contingencies. The Company also agreed to grant the buyer the right to continue to manufacture the roller press for the Company for a period of three years from the closing date, provided this is done on normal commercial terms. Further, for a period of three years, the Company will offer the Cologne workshop contracts to manufacture equipment required for the Company’s cement business that have traditionally been manufactured at the workshop and the buyer has agreed to undertake such orders on a priority basis. The buyer has also agreed to assume certain liabilities, including pension obligations, from the Company. The disposal group has been reported in the industrial plant technology, equipment and service business segment.

A gain of $5,254 was recognized on the sale of the workshop and coal and minerals customer groups in the Company’s consolidated statement of income.

Financial services operations

In December 2005, the Company’s board of directors passed a resolution to distribute the majority of the Company’s financial services business to its shareholders. In connection with the distribution, the Company ensured that the Company preserved its entitlement to Mass Financial’s exempt surplus earned in respect of the Company and that inter-corporate indebtedness between the Company and Mass Financial was eliminated on a tax-efficient basis. Pursuant to this resolution, the Company and Mass Financial entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement. At the time of the share exchange, the Company’s carrying amount of its investment in the Mass Financial group was $191,266 (Cdn$218,789) (including a currency translation adjustments loss of $22,662). The Company’s equity interest in Mass Financial was exchanged for preferred shares in Mass Financial and one of its subsidiaries with an exchange value of $168,604 (Cdn$192,866). The share exchange was accounted for as a related party transaction pursuant to CICA Handbook Section 3840, Related Party Transactions. Accordingly, the difference of $22,662 between the carrying amount of assets surrendered and the exchange value of the preferred shares received was charged to retained earnings. Upon the closing of the restructuring and share exchange agreements, Mass Financial held all the financial services business of the Company, except for MFC Corporate Services AG (former MFC Merchant Bank SA) (“MFC Corporate Services”) and the Company’s interest in a resource property, and the Company held all Class B preferred shares and Class A common shares in the capital of Mass Financial. On January 31, 2006, the Company distributed all its Class A common shares in Mass Financial to shareholders of the Company on a pro rata basis by way of a dividend in kind of a nominal amount. Included in the assets of Mass Financial on the distribution date were 3,142,256 common shares of the Company with a carrying amount of $9,330. In February 2006, $56,823 (Cdn$65,000) of the Class B preferred shares of Mass Financial were redeemed and the payment was effected by setting off $56,823 (Cdn$65,000) owing to Mass Financial by the Company under the set-off agreement. Upon completion of all agreements, the Company owned Class B preferred shares of Mass Financial and preferred shares of MFC Bancorp Ltd. (“MFC”, a wholly-owned subsidiary of Mass Financial until December 2008), which had an aggregate carrying value of $109,727 (Cdn$127,866).

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Class B preferred shares of Mass Financial, which were issued in series, were non-voting and paid an annual dividend of 4.4367% on December 31 of each year, commencing December 31, 2007. Mass Financial could, at its option and at any time, redeem all or any number of the outstanding Class B preferred shares. Beginning December 31, 2011 and each year thereafter, the holder of Class B preferred shares was entitled to cause Mass Financial to redeem up to that number of Class B preferred shares which had an aggregate redemption amount equal to, but not exceeding, 6 2/3% of the redemption amount of the Class B preferred shares then outstanding. In the event of liquidation, dissolution or winding up of Mass Financial, the holder of the Class B preferred shares was entitled to receive in preference and priority over the common shares and Class A common shares of Mass Financial, an amount equal to the Class B redemption amount plus any declared and unpaid dividends thereon. No class of shares could be created or issued ranking as to capital or dividend prior to or on parity with the Class B preferred shares without the prior approval of the holder of the Class B preferred shares. The Mass Financial preferred shares were classified as a financial liability instrument by Mass Financial under CICA Handbook Section 3861, as the preferred shares were retractable by the holder.

The Company’s investment in the preferred shares of Mass Financial and one of its subsidiaries was classified as available-for-sale securities.

Pursuant to the loan agreement and pledge agreement, the Company had an inter-corporate indebtedness due to Mass Financial of $31,751 (Cdn$37,000) as at December 31, 2006, as evidenced by a promissory note. The promissory note bore interest at 4.4367% per annum, with the first annual interest payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, the Company was to repay a principal amount of Cdn$2,467 each year, over a 15-year period. Under the pledge agreement, the Company deposited in pledge with Mass Financial the collateral (the Company’s investment in Class B preferred shares of Mass Financial), to be held for the benefit of Mass Financial as continuing security for the due payment of the promissory note.

Under the letter agreement, the Company and Mass Financial agreed that at any time the Company repaid to Mass Financial any portion of the principal amount of the promissory note, Mass Financial would redeem not less than Cdn$3.34784 Class B preferred shares for every Cdn$1 of the promissory note repaid. The two parties also agreed that at any time Mass Financial redeemed or retracted its Class B preferred shares, the Company would repay to Mass Financial Cdn$0.2987 of the promissory note for every Cdn$1 of the Class B preferred shares redeemed. Since the Company met the criteria outlined in CICA Handbook Section 3863, the Company’s investment in Mass Financial preferred shares was offset and reduced by the promissory note owing to Mass Financial and the net amount was reported in the Company’s consolidated balance sheet. As a result of the offset, the Company had a net financial asset of Cdn$90,866 in the Mass Financial group at both December 31, 2007 and 2006.

Following the distribution of Class A common shares of Mass Financial to the shareholders of the Company, Mass Financial agreed to provide certain management services to the Company. Firstly, Mass Financial agreed to provide management services in connection with the investment in MFC Corporate Services in consideration for the Company paying Mass Financial 15% of the after tax profits of MFC Corporate Services and granting Mass Financial a right of first refusal. The right of first refusal granted Mass Financial an option whereby Mass Financial had the right to: (i) purchase MFC Corporate Services on the same terms as any bona fide offer from a third-party purchaser acceptable to the Company; or (ii) assist in the sale, if ever, of MFC Corporate Services for an additional service fee of 5% of the purchase price. This agreement was terminated in November 2006 when the Company sold its equity position in MFC Corporate Services to the Mass Financial group. KHD did not pay any fees to Mass Financial under this management services agreement.

Secondly, Mass Financial agreed to provide management services to the Company in connection with the review, supervision and monitoring of the royalty earned by the Company in connection with the Company’s interest in a resource property. The Company agreed to pay 8% of the net royalty income (calculated as the royalty income, net of any royalty expenses and mining and related taxes) that the Company receives in connection with the royalty in consideration for the management services.

The services agreement provides that the agreement may be terminated at any time if agreed to in writing by both parties. The Company also has the right to terminate the services agreement at any time upon at least six months prior notice, after which Mass Financial is entitled to receive compensation prorated to the end of the notice period.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pursuant to the terms of the restructuring agreement, the Company and Mass Financial agreed that all current and outstanding guarantees issued by the respective parties would continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was one outstanding guarantee of $1,056 which had been issued by the Company on behalf of a 27.8% equity method investee of Mass Financial. This guarantee expired in March 2007. As at December 31, 2008 and 2007, there were no guarantees which were issued by the Company on behalf of Mass Financial.

In November 2006, the Company completed the sale of its entire equity interest in MFC Corporate Services to a wholly-owned subsidiary of Mass Financial. The consideration was determined by reference to the Company’s carrying value of its investment in MFC Corporate Services as of September 30, 2006 of $68,245 (Cdn$77,902) and comprised cash of Cdn$38,792 (Cdn$31,081 paid in November 2006 and Cdn$7,711 to be paid on or before the Payment Date (which was defined as the day which was the earlier of 30 calendar days after (i) the date on which a triggering event (as defined) occurred and (ii) March 31, 2007)), a short-term promissory note of Cdn$8,000 due November 2007 bearing interest at 5% per annum and 1,580,000 common shares of the Company valued at an initial share value of Cdn$31,110. The initial valuation of 1,580,000 common shares of the Company was subject to an adjustment which equalled to the positive balance, if any, between the initial share value and the market price on the Payment Date. At the time of the sale, the Company’s carrying amount of its investment in MFC Corporate Services was $67,726 (Cdn$77,309). The sale was accounted for as a related party transaction pursuant to CICA Handbook Section 3840. Accordingly, the difference of $519 between the carrying amount of assets surrendered and the exchange value of the assets received and related income taxes of $1,681 were charged to retained earnings. The wholly-owned subsidiary of Mass Financial had a put option to sell 9.9% of the common shares in MFC Corporate Services to the Company on the Payment Date.

The Company and Mass Financial agreed that April 30, 2007 was the Payment Date and the market price was $23.815 per share on the Payment Date. Accordingly, an adjustment of $10,073 (Cdn$10,892) was recorded as an adjustment to the price of the treasury shares acquired as part of this transaction. The wholly-owned subsidiary of Mass Financial also exercised a put option to sell 9.9% of the common shares of MFC Corporate Services to the Company for Cdn$8,010 on the Payment Date.

In October 2007, the Company sold the 9.9% equity interest in MFC Corporate Services at its book value of $8,163 (Cdn$8,010) in exchange for 219,208 common shares of the Company and no gain or loss was recognized.

At the time of the sale of MFC Corporate Services in November 2006, MFC Corporate Services held an approximately 20% equity interest in a non-wholly-owned German subsidiary of the Company. It was the intention of both parties that the economic interest in the German subsidiary held by MFC Corporate Services be retained by the Company. To achieve this objective, the Company subscribed for shares in a subsidiary of Mass Financial that track the benefits from this 20% equity position in the German subsidiary. These shares entitle the Company to retain its commercial and economic interest in and benefits from this 20% equity position in the German subsidiary, net of related costs and taxes (the “Tracking Stock Participation”). The total consideration for the tracking stock subscription was $9,357 (which was the carrying value to the Company), of which $8,492 was paid in November and $865 was unpaid as of December 31, 2006 (but paid in February 2007). Under the tracking stock agreement, the Company is the beneficiary, the stock tracking company is the debtor and Mass Financial is the guarantor. Furthermore, MFC Corporate Services granted to the Company the right to acquire common shares in the German subsidiary at fair market value and a right of first refusal in case of a potential sale or other disposal of common shares in the German subsidiary by MFC Corporate Services. The price payable by the Company will be offset against the Tracking Stock Participation and therefore will be commercially netted to $nil, except for related costs and taxes, if any. In 2007, MFC Corporate Services distributed its entire shareholding of the German subsidiary of the Company to a wholly-owned subsidiary of Mass Financial (the immediate parent company of MFC Corporate Services) by way of dividend-in-kind. The Tracking Stock Participation remains in force.

Since January 31, 2006, there has been one common director between our company and Mass Financial, and he is also an officer of Mass Financial. As a result, the Company and Mass Financial are considered to be related parties.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Real estate and other interests

The Company entered into an arrangement Agreement in March 2007, as amended on June 29, 2007, with SWA Reit and Investments Ltd. (“SWA Reit”), a corporation governed by the laws of Barbados. The agreement provided for the Company to complete an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, whereby, among other things, the Company would transfer certain non-core real estate interests and other assets indirectly held by it to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by it, pro rata, to the Company’s shareholders by way of a reduction of the paid up capital with respect to the Company’s common shares. The Arrangement was approved by the Company’s shareholders at its annual and special shareholders’ meeting held on August 6, 2007. The assets transferred to SWA Reit were not complimentary to the Company’s industrial plant technology, equipment and service business and the distribution of Austrian depositary certificates did not significantly change the economic interests of the Company’s shareholders in the assets of the Company.

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

For reporting purposes, the results of operations of SWA Reit have been presented as discontinued operations. For 2007, the revenues of $nil and the pre-tax loss of $1,003 were reported in discontinued operations. There was no discontinued operation in 2009 and 2008.

Note 5.	Securities

Short-term securities

	2009	2008

Trading securities:
Common shares, at fair value	$16,432	$2,947
Available-for-sale security:
Investment in a private company, at cost	—	40

	$16,432	$2,987

At December 31, 2009, investments in publicly-listed common shares comprised 12 companies (two companies represented 90% and the largest one (which is a former subsidiary) amounted to $11,194 and represented 68% of total investment amount). At December 31, 2008, investments in publicly listed common shares comprised nine companies (three companies represented 80% and the largest one represented 58% of total investment amount). The common shares in the former subsidiary were received upon the conversion of a promissory note receivable due from the former subsidiary. (See Note 11.)

Note 6.	Accounts Receivable, Trade

	2009	2008

Trade receivables, gross amount	$104,045	$65,307
Less: Allowance for credit losses	(2,403)	(2,547)

Trade receivables, net amount	$101,642	$62,760

This amount is included in the consolidated balance sheet as follows:
Current portion	$96,982	$62,760
Long-term portion	4,660	—

	$101,642	$62,760

The long-term account receivable bears interest rate at 4% per annum and is due in August 2011.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at December 31, 2009, trade receivables of $15,705 (2008: $19,338) were past due but not impaired. The aging analysis of these trade receivables as at December 31, 2009 and 2008 is as follows:

Past-Due	2009	2008

Below 30 days	$2,877	$4,851
Between 31 and 60 days	2,286	1,857
Between 61 and 90 days	601	2,448
Over 90 days	9,941	10,182

	$15,705	$19,338

As at December 31, 2009, trade receivables of $2,403 (2008: $2,547) were impaired and an allowance for credit losses of $2,403 (2008: $2,547) has been provided. The aging analysis of these trade receivables as at December 31, 2009 and 2008 is as follows:

Past-Due	2009	2008

Below 30 days	$318	$487
Between 31 and 60 days	179	8
Between 61 and 90 days	—	—
Over 90 days	1,906	2,052

	$2,403	$2,547

The movement of the allowance for credit losses during the current period under review is as follows:

	2009	2008

Balance, beginning of the year	$2,547	$2,932
Additions	943	1,509
Reversals	(881)	(944)
Write-offs	(286)	(821)
Cumulative translation adjustment	80	(129)

Balance, end of the year	$2,403	$2,547

As at December 31, 2009 and 2008, there was no trades receivable which would otherwise be past due or impaired if the terms had not been renegotiated.

Note 7.	Other Receivables

	2009	2008

Investment income (of which $62 and $21 were due from affiliates at December 31, 2009 and 2008, respectively)	$460	$1,235
Government taxes	28,220	8,697
Due from affiliates (see Note 29)	218	1,957
Income from interest in resource property	4,584	3,402
Income on the preferred shares of former subsidiaries	—	9,265
Derivative assets	269	1,450
Other	2,428	2,307

	$36,179	$28,313

The receivables generally arise in the normal course of business and are expected to be collected within one year from the year end.

As at December 31, 2009 and 2008, there was no other receivable which would otherwise be past due or impaired if the terms had not been renegotiated, except for the income on the preferred shares of former subsidiaries which had been past due as of December 31, 2008 but was settled during 2009. (See Note 11.)

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.	Inventories

	2009	2008

Raw materials	$24,956	$12,317
Work-in-progress	179	483
Contracts-in-progress	55,358	96,876
Finished goods	322	485

	$80,815	$110,161

Information on contracts-in-progress at December 31, 2009 and 2008, is as follows:

	2009	2008

Costs incurred to date on uncompleted contracts	$392,713	$560,581
Estimated earnings recognized to date on these contracts	87,345	99,567

	480,058	660,148
Less: loss contracts (not including loss on the terminated customer contracts discussed in Note 17)	(2,575)	(1,861)
Less: billings to date	(500,280)	(733,705)

	(22,797)	(75,418)
Currency translation adjustments	314	451

	$(22,483)	$(74,967)

This amount is included in the consolidated balance sheet as follows:
Costs and estimated earnings in excess of billings on uncompleted contracts (included in inventories — contracts-in-process)	$55,358	$96,876
Progress billings above costs and estimated earnings on uncompleted contracts (included in liabilities)	(77,841)	(171,843)

	$(22,483)	$(74,967)

As at December 31, 2009 and 2008, the Company did not have a material amount of progress billings that would not be paid until the satisfaction of conditions specified in the contract for the payment of such amounts or until defects had been rectified.

As at December 31, 2009, KHD has credit facilities of up to a maximum of $329,666 with banks which issue bonds for the Company’s industrial plant technology, equipment and service contracts. As of December 31, 2009, $166,715 of the available credit facilities amount has been committed and there are no claims outstanding against the credit facilities. As at December 31, 2009, cash of $24,979 has been collateralized against these credit facilities. The banks charge 0.7% for issuing bonds. The Company is in compliance with covenants as stipulated in the credit facilities.

Note 9.	Contract Deposits, Prepaid and Other

	2009	2008

Prepayments and deposits for inventories on construction contracts	$53,441	$58,171
Prepaids, deposits and other	452	523

	$53,893	$58,694

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.	Future Income Tax Assets and Liabilities

The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of future tax assets and liabilities are as follows:

	2009	2008

Non-capital tax loss carry-forwards	$45,657	$46,752
Uncompleted contracts	(18,366)	(23,420)
Other	3,546	5,918

	30,837	29,250
Valuation allowance	(29,894)	(22,878)

	$943	$6,372

Future income tax assets are included in the consolidated balance sheet as follows:
Current	$1,748	$7,679
Non-current	13,405	6,339

	15,153	14,018
Future income tax liabilities are included in the consolidated balance sheet as follows:
Non-current	(14,210)	(7,646)

Net future income tax assets	$943	$6,372

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or before the tax loss carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these future income tax assets, net of the valuation allowances.

At December 31, 2009, the Company had estimated accumulated non-capital losses which expire in the following countries as follows:

Country	Amount	Expiration dates

Canada	$57,353	2010-2029
Germany	82,220	Indefinite
Switzerland	279	2014-2016
China	1,900	2010-2012
U.S.	5,470	2016-2029

The Company has recognized a deferred credit in the amount of $1,748 and $8,388 ($4,212 under current liabilities and $4,176 under long-term liabilities) as at December 31, 2009 and 2008, respectively, representing the excess of the amounts assigned to the acquired assets over the consideration paid (and after the pro rata allocation to reduce the values assigned to any non-monetary assets acquired). The deferred credit will be amortized to income tax expense in proportion to the net reduction in the future income tax asset that gives rise to the deferred credit.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.	Investments in Preferred Shares of Former Subsidiaries

Investment in preferred shares of former subsidiaries comprised:

	2009	2008

Preferred shares of former subsidiaries at gross amount of Cdn$nil and Cdn$127,866 at December 31, 2009 and 2008	$—	$104,415
Offset of amount owing to a former subsidiary (Cdn$nil and Cdn$37,000 at December 31, 2009 and 2008) (see Note 4)	—	(30,214)
Fair value loss	—	(55,076)

Preferred shares of former subsidiaries, net	$—	$19,125

The preferred shares of former subsidiaries were acquired and held by the Company in connection with the Company’s spin-off of Mass Financial in 2006. (See Note 4). As at December 31, 2008, the Company held all of the Series 2 Class B preferred shares in Mass Financial and preferred shares in one of its former subsidiaries having an aggregate face value of Cdn$127,866 and a financial liability of Cdn$37,000 owing to Mass Financial. The Company and Mass Financial had a legally enforceable right to set off the recognized amounts and determined to settle on a net basis or simultaneously. Accordingly, the financial asset and the financial liability were offset and the net amount was reported in the consolidated balance sheet. As at December 31, 2008, the net amount was written down to its estimated fair value of Cdn$23,420 (or $19,125) using a valuation model. There was no change in fair value in terms of Canadian dollars between December 31, 2008 and the settlement date.

On May 12, 2009, the Company entered into and completed an agreement with Mass Financial for the settlement of the non-transferable preferred shares of Mass Financial and its former subsidiary for net consideration of Cdn$12,284, which represented the gross settlement amount of the preferred shares of Cdn$49,284 offset by the indebtedness of Cdn$37,000 owed by the Company to Mass Financial. The payment of the Cdn$12,284 was settled as follows:

(a)	Cdn$8,284 being satisfied by Mass Financial agreeing to transfer to the Company 788,201 of the Company’s common shares. 262,734 of the Company’s common shares, valued at Cdn$2,762, were delivered to the Company on May 12, 2009 and the remainder (which was equivalent to Cdn$5,522) would be delivered no later than July 20, 2009. In July 2009, Mass Financial, as permitted in the agreement, elected to deliver the remainder in cash to the Company;

(b)	Cdn$1,710 being satisfied by way of cash payment by Mass Financial to the Company on May 12, 2009;

(c)	Cdn$1,750 being satisfied by way of issuance by Mass Financial to the Company of a promissory note having a principal amount of Cdn$1,750, a term of 24 months and an interest rate of 4% per annum payable annually in cash. The note is repayable at the option of the issuer by the issuance of common shares of Mass Financial based on the number of common shares of Mass Financial equaling the amount being repaid divided by the 30-day volume weighted average trading price for the Mass Financial common shares. The promissory note can be repaid or be redeemed at any time in cash at the option of the issuer; and

(d)	Cdn$540 being satisfied by setting-off accrued and unpaid interest on indebtedness owed by the Company to Mass Financial pursuant to a loan agreement with Mass Financial dated January 31, 2006.

Mass Financial also settled Cdn$11,346 in respect of the accrued dividends on the preferred shares of Mass Financial by way of the issuance of a promissory note having a principal amount of Cdn$11,346, a term of 24 months and an interest rate of 4% per annum payable annually in cash. The note was repayable at the option of the issuer by the issuance of common shares of Mass Financial based on the number of common shares of Mass Financial equaling the amount being repaid divided by the 30-day volume weighted average trading price for the Mass Financial common shares. On December 31, 2009, Mass Financial exercised the conversion option and repaid the Cdn$11,346 note by issuing and delivering 1,203,627 common shares (approximately 5% of the outstanding common shares) of Mass Financial to the Company. Mass Financial also paid the accrued interest in cash on the same date.

As a result of the settlement of the preferred shares of Mass Financial and one of its former subsidiaries, the Company recognized a loss of $9,538 (Cdn$11,136) in the second quarter of 2009.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The note receivable due from Mass Financial $1,672 (Cdn$1,750) is classified under non-current assets in the consolidated balance sheet.

Note 12.	Property, Plant and Equipment

	2009			2008
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Book Value	Cost	Depreciation	Book Value

Buildings	$474	$235	$239	$1,335	$853	$482
Manufacturing plant and equipment	14,726	12,812	1,914	11,722	9,850	1,872
Office equipment	257	153	104	240	105	135

	$15,457	$13,200	$2,257	$13,297	$10,808	$2,489

Depreciation and amortization expense of property, plant and equipment amounting to $1,675 in 2009, $2,392 in 2008 and $2,011 in 2007, respectively, is included in cost of sales and selling, general and administrative expenses, as applicable. Repairs and maintenance are charged to expense as incurred.

In 2009, the manufacturing plant and equipment and office equipment disposed as a result of dispositions of subsidiaries aggregated $227 at the time of the dispositions. There was no disposition of subsidiaries in 2008.

Note 13.	Interest in Resource Property

	2009	2008

Cost	$32,547	$27,816
Accumulated Amortization	(5,397)	(2,955)

Net	$27,150	$24,861

The change in the cost arose from the foreign currency translation.

Amortization expense was $1,777 in 2009, $1,903 in 2008 and $1,268 in 2007 and was included in the selling, general and administrative expenses. During 2008, the Company changed the estimated economic life resulting in additional amortization expense of $636 in 2008.

Note 14.	Accounts Payable and Accrued Expenses

	2009	2008

Accounts payable	$180,567	$162,315
Value-added and other taxes	2,352	3,639
Affiliates	1,594	844
Compensation	7,192	7,106
Interest	21	42
Interest due to a former subsidiary (see Note 4)	—	2,681
Derivative liabilities	20	285
Other	—	1,670

	$191,746	$178,582

Generally, these payable and accrual accounts do not bear interest and they have a maturity of less than a year. As at December 31, 2008, the interest due to the former subsidiary was past due and was paid in cash in January 2009.

Note 15.	Employee Future Benefits

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

The table below shows the net pension expense and the change in benefit obligations of the plan:

	2009	2008

Accrued benefit obligation, beginning of year	$31,367	$33,186
Current service cost	—	48
Interest cost	1,579	1,670
Deferred compensation	328	70

Net pension cost	1,907	1,788
Cash benefit payments	(1,996)	(2,070)
Divestiture of workshop	(1,204)	—
Reclassification to account payables	(30)	—
Currency translation adjustments	887	(1,537)

Accrued benefit obligation, end of year	$30,931	$31,367

Included in the consolidated balance sheet as follows:
Current portion	$2,070	$2,158
Long-term portion	28,861	29,209

	$30,931	$31,367

An actuarial report is completed yearly as at December 31. Significant actuarial assumptions for the accrued benefit obligation (which approximates the projected benefit obligation) and the benefit cost as at December 31, and for the year then ended are as follows:

	2009	2008

Weighted average discount rate	5.3%	6.0%
Rate of increase in future compensation	0.0%	0.0%

As of December 31, 2009 and 2008, the actuarial report showed a projected benefit obligation of $32,809 and $31,428, respectively, and an excess of $1,878 and $61, respectively, has not yet been recognized as a component of net periodic benefit cost.

Under the German laws, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors.

The benefits expected to be paid are as follows:

Year	Amount

2010	$2,070
2011	2,310
2012	2,275
2013	2,312
2014	2,341
Thereafter	19,623

$30,931

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16.	Provision for Warranty Costs

Warranty activity consisted of:

Reconciliation of Net Income	2009	2008	2007

Balance at beginning of year	$38,380	$43,302	$29,115
Costs incurred	(8,533)	(10,013)	(3,371)
Warranty reserves established on completed contracts	30,762	16,554	19,913
Reversal of reserves at end of warranty period	(5,074)	(9,630)	(6,292)
Derecognition upon sale of coal and minerals customer group	(3,201)	—	—
Currency translation adjustments	1,659	(1,833)	3,937

Balance, at end of year	$53,993	$38,380	$43,302

Included in the consolidated balance sheet as follows:
Current portion	$28,282	$30,856	$31,503
Long-term portion	25,711	7,524	11,799

	$53,993	$38,380	$43,302

Note 17.	Provision for Supplier Commitments and Loss on Terminated Customer Contracts

As a result of changes in the market conditions and business environment due to the 2008 financial crisis and its continuing impacts in 2009, the Company terminated work on certain customer contracts and recognized losses on the terminated customer contracts. Contracts which will not proceed have been officially cancelled and removed from the Company’s project profile. Provisions and reserves set up for contracts which will proceed have been released.

Following is a summary of the changes in the provision for supplier commitments on the terminated customer contracts during 2009 and 2008:

	2009	2008

Balance, at beginning of year	$23,729	$—

Costs recognized	8,641	23,034
Reductions through negotiations with suppliers and customers	(15,448)	—

	(6,807)	23,034
Reclassification to inventory reserve	1,518	—
Paid and payable	(5,953)	—
Currency translation adjustments	456	695

Balance, at end of year	$12,943	$23,729

Following is a summary of the income statement effects recorded with respect to terminated customer contracts during 2009 and 2008:

	2009	2008

(Reduction in) provisions:
Supplier commitments	$(3,406)	$17,027
Penalty for cancellation of purchase orders	(3,401)	3,401
Inventories (contracts-in-progress)	—	2,606

	(6,807)	23,034
Inventories (raw materials and finished goods), reversal of write-downs	(2,488)	2,637
Inventories (contracts-in-progress), changes in percentage-of-completion estimates	(8,276)	6,037
Customer receivables	(258)	258

(Recovery of) loss on terminated customer contracts for the year	$(17,829)	$31,966

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provision for supplier commitments is continuously monitored and adjusted when necessary. The final amount will be settled based on negotiations with customers and suppliers.

Note 18.	Provision for Restructuring Costs

As a result of the 2008 financial crisis, the Company expects the dramatic changes in world credit markets and the global recession will continue to have a negative impact on the Company’s customers’ future expenditure programs. In anticipation of a reduction in new order intake in the future, the Company is fundamentally restructuring its business model.

The Company has initiated a restructuring program to align capacities to changes in market demands, allocate resources depending on geographical needs and focus on markets and equipment that will meet the Company’s objective of offering cost effective solutions to the customers.

On March 24, 2009, the Company announced its intention to shut down the workshop in Cologne, Germany and had given official notice of shutdown to the workers council which represents the employees of the Company’s German subsidiary. The initiatives under the restructuring program were also to include a reduction in the international headcount and the intended divestiture of the coal and minerals customer group. Management estimated that the restructuring program was likely to cost approximately $30,000 in total which primarily would relate to employee severance costs, asset impairments and lease termination costs and the Company expected to recognize the loss and expenses in 2009 and 2010.

Effective September 30, 2009, management, as duly authorized by the board of directors, committed to a plan to sell the workshop in Cologne and the Company’s coal and minerals customer group, each in their respective present conditions, to a third party subject only to terms usual and customary for sales of such assets. The sale was completed and executed in early October, 2009 and there were no significant changes to the sale plan prior to closing. Accordingly, the Company revised the estimates and reversed its provisions for facilities closure and related costs and reduced its provision for costs associated with involuntary workshop employment terminations which were recorded upon employee notification earlier in 2009. Management also revisited the 2009 and 2010 estimates for the total restructuring costs and reduced it to $12,000.

In September, 2009, the Company also reached an agreement with the German workers’ council as to the target level of reduction in the number of employees, the job classifications or functions, and the specifics of the benefit arrangement which enable the employees to determine the type and amount of benefits they will receive when their employment is terminated. Management, duly authorized by the board of directors, has approved and committed the Company to the plan of termination. Accordingly, the Company recognized contractual severance and other benefits under the workers’ council agreement aggregating $8,993 in 2009.

The restructuring costs for the year ended December 31, 2009 were as follows:

Provisions:
Contractual severance associated with German workers’ council agreements	$7,816
Other employee related restructuring costs	1,177
Impairment of fixed assets	227

Total restructuring costs	$9,220

Following is a summary of the changes in the provision for restructuring costs during the year ended December 31, 2009:

Balance as at December 31, 2008	$—
Provision during the period, excluding inventory and fixed asset write-downs	16,684
Paid and payable	(1,116)
Reversal resulting from the sale of the Cologne workshop	(5,722)
Reduction of severance benefits due to voluntary exits	(1,969)
Currency translation adjustments	148

Balance as at December 31, 2009	$8,025

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company expects to pay the provision by December 31, 2010.

Note 19.	Long-term Debt

	2009	2008

Note payable to a bank, €8,127 at both December 31, 2009 and 2008, interest at 2.45% per annum due quarterly and the entire principal balance due February 2011. The Company is in compliance with financial covenants stipulated by the bank	$11,649	$11,313
Less current portion	—	—

	$11,649	$11,313

As of December 31, 2009, the maturities of debt are as follows:

Maturity	Principal	Interest	Total

2010	$—	$214	$214
2011	11,649	95	11,744

	$11,649	$309	$11,958

Interest expense on long-term debt was $276, $291 and $308 for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 20.	Other Long-term Liabilities

Other long-term liabilities represent the trades payable which are due for payment after one year from the balance sheet date. All the long-term liabilities are expected to be repaid in 2011.

Note 21.	Share Capital, Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value and without special rights or restrictions and an unlimited number of Class A Preference shares without par value and with special rights and restrictions.

The Class A Preference shares may include one or more series and the directors may alter the special rights and restrictions to such series, or alter such rights or restrictions. Except as may be set out in the rights and restrictions, the holders of the Class A Preference shares are not entitled to vote at or attend shareholder meetings. Holders of Class A Preference shares are entitled to receive repayment of capital on the liquidation or dissolution of the Company before distribution is made to holders of common shares. There was no Class A Preference share issued and outstanding as at December 31, 2009 and 2008.

Note 22.	Stock-Based Compensation

The Company has a 1997 Stock Option Plan and a 2008 Equity Incentive Plan.

Pursuant to the stock option plan, the Company recognized stock-based compensation of $391 (recovery), $4,401 and $4,381 in 2009, 2008 and 2007, respectively.

1997 Stock Option Plan

The Company has a stock option plan which enables certain employees and directors to acquire common shares and the options may be granted under the plan exercisable over a period not exceeding ten years. The Company is authorized to issue up to 5,524,000 shares under this plan, of which 3,766,656 had been granted and exercised. As at December 31, 2009, options to purchase 441,664 shares have been granted and are outstanding and options to purchase 1,315,680 shares are available for granting in future periods.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following is a summary of the status of the plan:

		Weighted Average
		Exercise Price
	Number of Shares	Per Share

Outstanding at December 31, 2006	1,173,336	$13.17
Granted	1,029,994	24.80
Exercised	(672,218)	13.06
Forfeited	(22,224)	13.06

Outstanding at December 31, 2007	1,508,888	21.13
Granted	425,826	31.67
Exercised	(299,438)	14.60
Forfeited	(55,556)	28.29

Outstanding at December 31, 2008	1,579,720	24.96
Cancelled by agreements	(72,500)	31.16
Forfeited	(1,065,556)	23.74

Outstanding at December 31, 2009	441,664	26.89

No stock options expired in 2009, 2008 and 2007. The weighted average grant-date fair value of the stock options was $nil, $11.02 and $6.60 per share for 2009, 2008 and 2007, respectively.

Stock options granted in 2009

There were no stock options issued in 2009.

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

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock options granted in 2007

On April 11, 2007, the Company granted to a corporation stock options to purchase up to 500,000 common shares in the Company at $21.09 per share, on or before April 11, 2017, with one third vested immediately and one third each to be vested on the first and second anniversary dates. On the date the stock options were granted, the market value of the Company’s common stock was $21.09 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 29.74%, risk-free interest rates of 4.11% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $5.225 per share. The Company’s former Chief Executive Officer has an ownership interest in such corporation. (See Note 29.)

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

2008 Equity Incentive Plan

In August 2008, the shareholders of the Company passed a resolution to approve the 2008 Equity Incentive Plan. Subject to the terms of the 2008 Equity Incentive Plan, a committee, as appointed by the board of directors, may grant awards under the plan, establish the terms and conditions for those awards, construe and interpret the plan and establish the rules for the plan’s administration. The committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards under the plan. The maximum number of common shares of the Company that are

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issuable under all awards granted under the plan is 1,500,000 common shares. There have been no awards issued under the 2008 Equity Incentive Plan.

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2009:

	Options Outstanding			Options Exercisable
		Weighted-Average
		Remaining	Weighted-Average		Weighted-Average
	Number	Contractual Life	Exercise Price	Number	Exercise Price
Exercise Prices per Share	Outstanding	(In Years)	per Share	Exercisable	per Share

$13.06	75,004	6.63	$13.06	75,004	$13.06
$26.85	116,668	7.63	$26.85	66,664	$26.85
$29.25	66,664	7.50	$29.25	44,440	$29.25
$31.53	66,664	8.50	$31.53	22,220	$31.53
$31.81	116,664	8.63	$31.81	49,998	$31.81

	441,664	7.83	$26.89	258,326	$24.62

The stock-based compensation cost is not tax deductible under Canadian income tax act and, therefore, the Company did not recognise any tax benefit from granting stock options.

Note 23.	Other Income (Expense), Net

	2009	2008	2007

Gain (loss) on trading securities, net	$2,812	$(11,218)	$(110)
Unrealized holding (losses) gains on currency derivative contracts, net	(430)	1,164	(145)
Other income	1,520	1,982	4,666
Other expenses	(77)	(1,840)	(242)

Other income (expense), net	$3,825	$(9,912)	$4,169

Note 24.	Income Taxes

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of income is as follows:

	2009	2008	2007

Income before income taxes and minority interests from continuing operations	$67,826	$12,432	$65,805

Computed provision for income taxes at statutory rates	$(19,669)	$(3,667)	$(21,136)
(Increase) decrease in taxes resulting from:
Foreign tax rate differences	(1,923)	(758)	(1,082)
Non-taxable income	93	1,702	1,862
Stock-based compensation	134	(1,287)	(1,465)
Resource property revenue taxes	(3,039)	(5,864)	(4,161)
Permanent differences	(695)	(1,297)	(1,610)
Change in valuation allowance	(1,180)	(205)	12,754
Reduction in future tax rate	(330)	(239)	(3,955)
Amortization of deferred credit, future income tax assets	2,913	6,298	6,062
Loss on investment in preferred shares of former subsidiaries	(2,828)	(16,248)	—
Other, net	459	2,901	292

Provision for income taxes	$(26,065)	$(18,664)	$(12,439)

Consisting of:
Resource property revenue taxes	$(3,039)	$(5,864)	$(4,161)
Other income taxes	(23,026)	(12,800)	(8,278)

	$(26,065)	$(18,664)	$(12,439)

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 25.	Earnings (Loss) Per Share

Earnings (loss) per share data for years ended December 31 from operations is summarized as follows:

	2009	2008	2007

Basic earnings (loss) from continuing operations available to common shareholders	$40,711	$(6,952)	$50,980
Effect of dilutive securities:	—	—	—

Diluted earnings (loss) from operations	$40,711	$(6,952)	$50,980

	Number of Shares
	2009	2008	2007

Weighted average number of common shares outstanding — basic	30,354,207	30,401,018	29,895,468
Effect of dilutive securities:
Options	—	—	506,662

Weighted average number of common shares outstanding — diluted	30,354,207	30,401,018	30,402,130

As at December 31, 2009 and 2008, there were 441,664 and 1,579,720 stock options, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for 2009 and 2008.

Note 26.	Commitments and Contingencies

Leases

Future minimum commitments under long-term non-cancellable leases are as follows:

Year	Amount

2010	$3,079
2011	2,342
2012	1,131
2013	548
2014	513
Thereafter	937

$8,550

Rent expense was $6,149, $5,496 and $1,199 for the years ended December 31, 2009, 2008 and 2007, respectively.

Litigation

The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2009.

Guarantees

The Company has issued a guarantee to its former subsidiary for its unsecured bonds up to an amount of $869. This guarantee expires in 2016.

Purchase Obligations

In the normal course of its industrial plant technology, equipment and service business, the Company enters into purchase orders with its suppliers. The purchase orders aggregated $153,636 at December 31, 2009 which will be expensed in 2010. Of the total obligations, $100,534 relates to Germany, $53,102 to India and the balance to other countries.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 27.	Business Segment Information

The Company operates in two reportable segments: industrial plant technology, equipment and services, and resource property. The business of industrial plant technology, equipment and service segment consists of supplying technologies, equipment and engineering services for cement, coal and minerals processing, as well as designing and building plants that produce clinker, cement, clean coal and minerals. The resource property segment consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated that commenced in 1956 and expires in 2055. The segments are managed separately because each business requires different production and marketing strategies. The business segments are based on the Company’s management and internal reporting structure. Intersegment transactions are accounted for under normal business terms and are determined on an arm’s length basis.

The results of operations for corporate and other primarily represent the corporate income less expenses. The corporate and other assets include the entity’s gross assets unrelated to its reportable segments.

	Year Ended December 31, 2009
	Industrial Plant
	Technology,
	Equipment and	Resource	Corporate
	Service	property	and other	Total

Revenues from external customers	$576,408	$—	$—	$576,408
Income from interest in resource property	—	13,530	—	13,530
Interest expense
External	2,316	—	477	2,793
Internal	—	—	411	411
Income (loss) from continuing operations before income taxes and minority interests	85,838	9,883	(27,895)	67,826

	Year Ended December 31, 2008
	Industrial Plant
	Technology,
	Equipment and	Resource	Corporate
	Service	Property	and Other	Total

Revenues from external customers	$638,354	$—	$—	$638,354
Income from interest in resource property	—	27,185	—	27,185
Interest expense
External	2,198	—	93	2,291
Internal	—	—	1,474	1,474
Income (loss) from continuing operations before income taxes and minority interests	57,641	22,769	(67,978)	12,432

	Year Ended December 31, 2007
	Industrial Plant
	Technology,
	Equipment and	Resource	Corporate
	Service	Property	and Other	Total

Revenues from external customers	$580,391	$—	$—	$580,391
Income from interest in resource property	—	18,132	—	18,132
Interest expense
External	2,094	—	574	2,668
Internal	269	—	498	767
Income (loss) from continuing operations before income taxes and minority interests	61,277	15,367	(10,839)	65,805

The two major customer groups of industrial plant technology, equipment and service segment are in cement, and coal and minerals industries. The coal and minerals business was created out of the cement technology and know-how. Services to these two customer groups share the use of the same pool of human and capital resources with respect to finance, accounting, general support and risk management. See Note 4 on the disposition of coal and

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

minerals customer groups. The revenues of industrial plant technology, equipment and service segment can be further broken down as follows:

	2009	2008	2007

Cement	$526,688	$547,368	$518,573
Coal and minerals	49,720	90,986	61,818

	$576,408	$638,354	$580,391

	As at December 31, 2009
	Industrial Plant
	Technology,
	Equipment and	Resource	Corporate
	Service	Property	and Other	Total

Segment assets	$728,090	$31,935	$76,567	$836,592
Less: intercorporate investment				(47,689)

Consolidated total assets				$788,903

Equity method investments	73	—	—	73
Cash expenditures for capital assets	1,795	—	6	1,801

	As at December 31, 2008
	Industrial Plant
	Technology,
	Equipment and	Resource	Corporate
	Service	Property	and Other	Total

Segment assets	$698,371	$28,605	$89,066	$816,042
Less: intercorporate investment				(50,384)

Consolidated total assets				$765,658

Equity method investments	325	—	—	325
Cash expenditures for capital assets	3,027	—	10	3,037

The following table presents revenues from the industrial plant technology, equipment and service segment by geographic areas based upon the project location:

	2009	2008	2007

Canada	$1,700	$11,720	$512
Africa	6,532	7,596	21,393
Americas	20,597	48,836	117,905
Asia	149,267	145,636	196,348
Russia & Eastern Europe	224,885	213,708	83,592
Europe	39,983	57,577	35,502
Middle East	132,018	150,856	123,283
Australia	1,426	2,425	1,856

	$576,408	$638,354	$580,391

Except for the geographic concentrations as indicated in the above table, there were no revenue concentrations in 2009, 2008, or 2007 in the industrial plant technology, equipment and service segment.

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

	2009	2008

Canada	$27,302	$25,047
Africa	—	63
Americas	119	200
Asia	438	586
Russia & Eastern Europe	14	21
Europe	1,525	1,411
Middle East	9	14
Australia	—	8

	$29,407	$27,350

Note 28.	Financial Instruments

The fair value of financial instruments at December 31 is summarized as follows:

	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial Assets:
Held for trading:
Cash and cash equivalents (including short-term cash deposits and restricted cash)	$452,446	$452,446	$441,095	$441,095
Short-term securities	16,432	16,432	2,947	2,947
Derivative assets	269	269	1,450	1,450
Loans and receivables:
Receivables*	111,004	111,004	80,926	80,926
Available-for-sale instruments that do no have a quoted market price in an active market:
Short-term securities, unlisted	—	—	40	40
Investment in preferred shares of former subsidiaries	—	—	19,125	19,125

Total	$580,151	$580,151	$545,583	$545,583

Financial Liabilities:
Other financial liabilities:
Accounts payable and accrued expenses*	$189,374	$189,374	$174,658	$174,658
Debt	11,649	11,649	11,313	11,313
Other long-term liabilities	15,607	15,607	8,344	8,344
Held for trading:
Derivative liabilities	20	20	285	285

Total	$216,650	$216,650	$194,600	$194,600

*	not including derivative financial instruments

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

The fair value of cash and cash equivalents (including restricted cash) and term deposits is based on reported market value. The fair value of short-term trading securities is based on quoted market prices (Level 1 fair value hierarchy). The fair value of unlisted securities is based on their estimated net realizable values. The fair values of short-term receivables and accounts payable and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their carrying value. The fair values of non-current receivables, long-term debt and other long-term liabilities were determined using discounted cash flows at prevailing market rates of interest for a similar instrument with a similar credit rating. The fair values of the foreign currency derivative financial instruments are based on the quotes from foreign exchange dealers and reviewed and confirmed by management of the Company using readily observable market input, such as forward exchange rates (Level 2 fair value hierarchy).

The Company’s previous investment in the preferred shares of Mass Financial and one of its former subsidiaries, that was offset by indebtedness owed to Mass Financial, was a legacy asset and was recorded at its estimated fair value of Cdn$23.42 million as at December 31, 2008. The Company recognized a fair value loss of $55,076 on the preferred shares as at December 31, 2008 that the Company determined to be an other than temporary decline in value as, at that point, the Company expected to negotiate a settlement of the net position of the investment in the preferred shares.

The fair value of the preferred shares of Mass Financial was based on certain significant assumptions, including: time value; yield curve; the issuing counterparty’s ability and/or intent to redeem; and that the preferred shares of Mass Financial and its former subsidiary would be retracted or redeemed in accordance with their terms (Level 3 financial value hierarchy). The preferred shares were classified as available-for-sale securities and quoted market prices were not available. As such, the Company was required to consider the lack of a liquid, active market in our determination of the fair value of the shares. The fact that there was no liquid, active market for the shares, there was a limited pool of potential buyers and quoted market prices were not available were of key importance in the Company’s determination of the fair value of the shares. At December 31, 2008, the primary assumption used in the Company’s discounted cash flow model was a discount rate of 30% based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares.

As a result of the negotiated settlement of the preferred shares, the Company recognized a subsequent loss of $9,538 in the second quarter of 2009. There was no change in the fair value of the shares between December 31, 2008 and the settlement date. The Company came to this conclusion after determining that there was no significant change in market conditions for similar securities between December 31, 2008 and the settlement date.

The settlement of the preferred shares allowed the Company to meet its objective of liquidating or realizing on the economic value of the preferred shares, which, due to the limited market for the preferred shares, the Company might not otherwise be able to do. In addition, the Company considered a variety of entity-specific factors, including material tax consequences, the importance of maximizing cash holdings given the current economic situation, the ability to reduce the number of the Company’s outstanding common shares, the impact of the transaction on creditors, lenders, shareholders and other interested parties, the fact that the preferred shares were not core assets and the current economic value of the preferred shares, that were not taken into account when the Company determined the fair market value of the preferred shares as at December 31, 2008.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the financial instruments measured at fair value classified by the fair value hierarchy as at December 31, 2009:

	Level 1	Level 2	Level 3	Total

Financial Assets:
Held for trading:
Short-term securities	16,432	—	—	16,432
Derivative assets	—	269	—	269

Total	$16,432	$269	$—	$16,701

Financial Liabilities:
Held for trading:
Derivative liabilities	$—	$20	$—	$20

There was no transfer between levels of fair value hierarchy in 2009. For the movement of Level 3 fair value hierarchy, please refer to the discussion on the Company’s investment in the preferred shares of the former subsidiaries earlier in this Note since such investment was the only component in the Level 3 fair value hierarchy.

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

The nature of the risk that the Company’s financial instruments are subject to is set out in the following table:

Risks
Market Risks
Financial Instrument	Credit	Liquidity	Currency	Interest Rate	Other Price

Cash and cash equivalents (including short-term cash deposits and restricted cash)	X		X	X
Short-term securities			X		X
Derivative assets and liabilities	X	X	X
Investment in preferred shares of former subsidiaries	X	X		X
Receivables	X		X
Accounts payable and accrued expenses		X	X
Long-term debt				X
Other long-term liabilities				X

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

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sensitivity analysis:

At December 31, 2009, if benchmark interest rates (such as LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, after-tax net income for the year 2009 would have been $1,087 lower, arising mainly as a result of lower net interest income. Conversely, if benchmark interest rates at that date had been 100 basis points (1.00%) per annum higher with all other variables held constant, after-tax net income for the year 2009 would have been $1,087 higher, arising mainly as a result of higher net interest income. There would have been no material impact on the Company’s other comprehensive loss. All of the Company’s long-term debt bears fixed interest rates.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents (including restricted cash), term deposits and derivative and other receivables. The Company has deposited the cash and cash equivalents (including restricted cash) and term deposits with reputable financial institutions with high credit ratings, from which management believes the risk of loss to be remote. The Company has receivables from various entities including customers, governmental agencies and affiliates. Management does not believe that any single customer or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Company’s large and diversified customer base. Credit risk from trade accounts receivable is mitigated since the customers generally have high credit quality and/or provide performance guarantees, advance payments, letters of credit and other credit enhancements. The performance guarantees, advance payments and letters of credit are generally issued by the bankers of the customers. The credit analysis is performed by the Company internally.

The average contractual credit period for trades receivable is 30 days.

The maximum credit risk exposure as at December 31 is as follows:

Amounts Recognized on the Consolidated Balance Sheet:	2009

Cash and cash equivalents (including short-term cash deposits and restricted cash)	$452,446
Derivative assets	269
Receivables	111,004

563,719
Guarantee (see Note 26)	869

Maximum credit risk exposure	$564,588

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Company operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros and the United States (“U.S.”) dollars. In order to reduce the Company’s exposure to foreign currency risk on material contracts denominated in foreign currencies (other than the functional currencies of the subsidiaries), the Company may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2009 and 2008, the Company had derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of $10,487 and $28,937, respectively, and a net unrealized fair value gain of $249 and $1,165, respectively. As at December 31, 2009, the Company has not adopted hedge accounting because these derivative financial instruments do not meet the conditions of hedge accounting.

Sensitivity analysis:

At December 31, 2009, if the U.S. dollar had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the year 2009 would have been $2,947 lower . Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net income would have been $2,947 higher. The reason for such change is mainly due to certain

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. dollar-denominated financial assets (net of liabilities) held by entities whose functional currency is not U.S. dollars. There would have been no material impact on other comprehensive income in either case.

At December 31, 2009, if the Euro had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the year 2009 would have been $2,020 higher. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net income would have been $2,020 lower. The reason for such change is primarily due to certain Euro-denominated financial liabilities (net of financial assets) held by entities whose functional currency is not Euros. There would have been no material impact on other comprehensive income in either case.

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

Sensitivity analysis:

At December 31, 2009, if the equity price in general had weakened 10% with all other variables held constant, after-tax net income for the year 2009 would have been $1,291 lower. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, after-tax net income would have been $1,291 higher. There would have been no material impact on other comprehensive income in either case.

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

Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. All derivative financial liabilities are to be settled within one year. Please also refer to Note 19 for debt maturity schedule.

As of December 31, 2009, the Company had $153,636 of purchase obligations with respect to the normal course of its cement business. The Company expects to settle these amounts with cash on hand and cash to be generated from its operating activities.

Concentration risk

Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of the aggregate financial assets (or liabilities) in the Company’s consolidated balance sheet.

The Company regularly maintains cash balances in financial institutions in excess of insured limits. The Company has deposited the cash and cash equivalents (including restricted cash) and term deposits with reputable financial institutions with a high credit rating, and management believes the risk of loss to be remote. As at December 31, 2009, the Company, as a group, had cash and cash equivalents aggregating $289,775 with a banking group in Austria.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional disclosure

In addition to information disclosed elsewhere in these financial statements, the Company had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in the result of operations in 2009, 2008 and 2007 as follows:

	2009	2008	2007

Interest income on financial assets not classified as held for trading*	$5,545	$17,820	$12,146
Interest income on financial assets classified as held for trading	1,498	3,629	1,009

Total interest income	$7,043	$21,449	$13,155

Interest expense on financial liabilities not classified as held for trading	$(2,789)	$(2,280)	$(2,667)
Interest expense on financial liabilities classified as held for trading	(4)	(11)	(1)

Total interest expense	$(2,793)	$(2,291)	$(2,668)

Dividend income on financial assets classified as held for trading	$165	$237	$302
Dividend income on financial assets classified as available for sale	280	—	238
Net gain (losses) on financial assets classified as held for trading	2,812	(9,765)	(1,714)
— including change in fair value of the trading securities	2,622	(10,929)	(1,559)
Credit losses	(797)	(1,840)	(238)

*	including income of $nil, $3,782 and $3,751 in 2009, 2008 and 2007, respectively, on the preferred shares of former subsidiaries

Note 29.	Related Party Transactions

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

Continuing operations

	2009	2008	2007

Dividend income on common shares*	$280	$—	$238
Royalty expense paid and payable*	(614)	(815)	(1,025)
Fee income	494	94	—
Fee expense for managing resource property	(839)	(1,707)	(1,118)
Fee expense for management services, including expense reimbursements	(4,059)	(4,303)	(1,308)
Interest income — net investment income on preferred shares of former subsidiaries	—	3,782	3,751
Interest income — other	309	—	(48)
Interest expense	(447)	(21)	(530)
Impairment charge on a receivable	—	—	(238)

*	included in income from interest in resource property

During 2006, the Company agreed to pay the former Chief Executive Officer’s expenses as part of his short-term employment arrangement. As a result of an amendment to the former Chief Executive Officer’s employment arrangement in January 2007, the former Chief Executive Officer agreed to reimburse the Company for such expenses and as a result, the Company had a receivable of $231 (which was included in receivables due from affiliates) as at December 31, 2006. The former Chief Executive Officer repaid the amount in full in February 2007. During 2007, the Company paid expenses amounting to $19 on behalf of the former Chief Executive Officer. The amount was outstanding as of December 31, 2007 and was repaid in full in February 2008. In addition, pursuant to a management services agreement, the Company paid

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

management fee expenses amounting to $166, $1,309 and $1,926 (including a non-refundable deposit of $256) in 2009, 2008 and 2007, respectively, to a corporation in which the former Chief Executive Officer has an ownership interest.

During 2007, the Company acquired an investment in a private company from an affiliate for $50.

Discontinued Operations

The Company did not earn any income nor incur any expenses in its discontinued operations with related parties in 2009, 2008 and 2007. (See Note 4.)

Note 30.	Interest in Joint Ventures

The Company has certain jointly controlled enterprises in Russia which commenced business during 2008. The Company accounts for these jointly controlled enterprises by proportionate consolidation method, with additional information related to the Company’s interests in the joint ventures for 2009 and 2008 as follows:

	2009	2008

Current assets	$14,483	$7,979
Long-term assets	46	519
Current liabilities	13,944	7,966
Long-term liabilities	212	—
Revenues	5,276	6,928
Cost of revenues	4,397	5,606
Selling, general and administrative expenses	647	745
Interest income	145	315
Other expenses	(379)	69
Income before taxes	144	823
Net income	42	619
Cash flows resulting from operating activities	817	1,023
Cash flows resulting from financing activities	—	—
Cash flows resulting from investing activities	—	(47)

Included in the Company’s cash and cash equivalents as at December 31, 2009 was an amount of $5,782 (2008: $3,977) from joint ventures which are accounted for by proportionate consolidation. This cash and cash equivalent amount cannot be distributed to the joint venture partners without the approval of the respective joint venture steering committee.

Note 31.	Consolidated Statements of Cash Flows — Supplemental Disclosure

Interest paid on a cash basis was $975, $571 and $2,368 in 2009, 2008 and 2007, respectively. Income tax paid on a cash basis was $30,662, $21,940 and $6,932 in 2009, 2008 and 2007, respectively.

The Company had the following nonmonetary transactions.

Nonmonetary transactions in 2009: (1) the settlement of the investment in the preferred shares of former subsidiaries and accrued dividend thereon for promissory notes; and (2) the conversion of a promissory note of Cdn$11,346 into common shares of the former subsidiary. (See Note 11.)

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

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 32.	Subsequent Events

The Company evaluated subsequent events up to and including March 26, 2010, which was the date that the financial statements were issued.

Plan of Arrangement

The Board of Directors of KHD Ltd announced in January 2010 that it intended to restructure the Company into two distinct legal entities: (1) a mineral royalty company; and (2) an industrial plant technology, equipment and service company (the “Arrangement”).

A shareholders’ meeting of KHD Ltd has been called for March 29, 2010 primarily for the following purpose:

(i) to pass a special resolution authorizing an amendment to KHD Ltd’s articles to authorize its directors transfer the power to direct the voting of the shares of KID held by KHD Ltd to another shareholder of KID or an independent party; and

(ii) to pass a special resolution approving an arrangement pursuant to which, among other things, Shareholders of KHD Ltd will receive seven new common shares of KHD Ltd and one KID share (or two KID shares in the event that a proposed two-for-one forward split of the shares of KID is effected prior to completion of the Arrangement) in exchange for each seven common shares of KHD Ltd currently held.

Upon the completion of the Arrangement and amendment to KHD Ltd’s articles, two publicly traded companies will be created. In connection with the Arrangement, KHD Ltd proposed to enter into a shareholders agreement (the “Shareholders Agreement”) with another corporate shareholder of KID (the “Custodian”) whereby KHD Ltd will engage the Custodian to direct the voting of the KID shares that KHD Ltd will continue to hold after consummation of the Arrangement.

Note 33.	Differences between Canadian and United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements have been prepared in accordance with GAAP in Canada, which conform in all material respects with those in the U.S., except as set forth below:

	December 31
Reconciliation of Net Income	2009	2008	2007

Income (loss) before minority interest from continuing operations in accordance with Canadian GAAP	$41,761	$(6,232)	$53,366
Change in fair value of guarantees issued	—	—	15
Remove reversal of previous inventory write-downs	(2,488)	—	—
Stock-based compensation (expense) recovery	(474)	2,070	(7,964)

Income (loss) from continuing operations in accordance with U.S. GAAP	38,799	(4,162)	45,417
Discontinued operations in accordance with U.S. GAAP, net of tax	—	—	(9,351)
Extraordinary gain	—	—	513

Net income (loss) in accordance with U.S. GAAP	38,799	(4,162)	36,579
Less: net income attributable to the non-controlling interests	(1,050)	(720)	(2,386)

Net income (loss) attributable to common shareholders of KHD Ltd	$37,749	$(4,882)	$34,193

Basic earnings (loss) per common share: U.S. GAAP Continuing operations	$1.24	$(0.16)	$1.44
Discontinued operations	—	—	(0.31)
Extraordinary gain	—	—	0.02

	$1.24	$(0.16)	$1.15

Diluted earnings (loss) per share attributable to common shareholders of KHD Ltd : U.S. GAAP
Continuing operations	$1.24	$(0.16)	$1.42
Discontinued operations	—	—	(0.31)
Extraordinary gain	—	—	0.02

	$1.24	$(0.16)	$1.13

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31
Reconciliation of Shareholders’ Equity	2009	2008	2007

Shareholders’ equity in accordance with Canadian GAAP	$319,788	$261,914	$307,194
Deferred income taxes	(1,071)	(1,071)	(1,071)
Stock-based compensation expense	(1,635)	(1,527)	(4,659)
Inventories	(2,488)	—	—
Unrecognised pension benefit expense, net of tax	(1,315)	(42)	(525)

Shareholders’ equity in accordance with U.S. GAAP	$313,279	$259,274	$300,939

	December 31
Comprehensive Income	2009	2008	2007

Net income (loss) in accordance with U.S. GAAP	$38,799	$(4,162)	$36,579
Other comprehensive income (loss) , net of tax
Unrealized gains and losses on translating financial statements of self- sustaining operations and adjustments from the application of U.S. dollar reporting	20,974	(48,478)	48,144
Unrealized losses on securities:
Fair value loss on available-for-sale securities	—	(55,076)	—
Reclassification adjustment for other than temporary decline in value	—	55,076	—

Net unrealized losses on securities	—	—	—
Unrecognised pension recovery (expense), net of tax:
Unrecognised actuarial (loss) gain arising during the year	(1,272)	494	(536)

Net unrecognised pension (expense) recovery	(1,272)	494	(536)

	19,702	(47,984)	47,608

Comprehensive income (loss), net of tax, in accordance with U.S. GAAP	$58,501	$(52,146)	$84,187

Comprehensive income (loss) attributable to:
Common shareholders of KHD Ltd	$56,419	$(51,498)	$79,141
Non-controlling interests	2,082	(648)	5,046

	$58,501	$(52,146)	$84,187

Under U.S. GAAP, the total assets were $786,978 and $765,676 as at December 31, 2009 and 2008, respectively. Total liabilities were $468,296 and $502,694 as at December 31, 2009 and 2008, respectively.

Stock-Based Compensation

The Company has two stock-based compensation plans. (See Note 22.)

Under Canadian GAAP, all stock options issued are accounted for as equity instruments. Under U.S. GAAP, stock options issued to employees of Canadian and foreign operations, with an exercise price denominated in a currency other than the Company’s functional currency or the local currency of the foreign operation, are required to be classified and accounted for as financial liabilities and re-measured under the Black-Scholes option pricing model at each period end. The net impact under U.S. GAAP was an increase (decrease) of consolidated net income by $(474), $2,070 and $(7,964) in 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008, the liability relating to stock options issued to employees of the foreign operations totalled $1,635 and $1,527, respectively, under U.S. GAAP; and the contributed surplus account was decreased by $527 and $893, respectively, from Canadian GAAP to U.S GAAP, as a result of the reclassification of the stock options to liabilities pursuant to U.S. GAAP.

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

Defined Benefit Pension

Pursuant to U.S. GAAP, a business entity that sponsors a defined benefit plan shall (a) recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its balance sheet and recognize changes in that funded status in comprehensive income in the year in which the changes occur; and (b) measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions.

Under U.S. GAAP, the accumulated other comprehensive income as of December 31, 2009, 2008 and 2007 was changed by $1,272 (decrease), $494 (increase) and $536 (decrease), respectively, representing the net gain and loss amounts that had not yet been recognized as net periodic benefit cost for the year then ended. The unrecognized pension cost arises from actuarial gains and losses. The Company expects that none of the unrecognized pension costs will be recognized as net periodic recovery or cost in 2010 as the Company does not expect that the cumulative unamortized balance will exceed 10% of the greater of accrued pension liabilities by end of 2010.

The Company does not have pension plan assets and, accordingly, does not expect to return any pension plan assets to the Company during the operating cycle that follows December 31, 2010.

Investment in Jointly Controlled Entities

Under Canadian GAAP, the Company accounts for its investment in a jointly controlled entity by proportionate consolidation method. Under U.S. GAAP, such investment is accounted for by equity method. Paragraphs (c)(2)(vii) of Form 20-F as issued by the U.S. Securities and Exchange Commission allows the issuer to omit differences in classification or display that result from using proportionate consolidation in the reconciliation to U.S. GAAP provided that the joint venture is an operating entity, the significant financial operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. The Company is of opinion that the conditions are met and elects to omit the differences in the U.S. GAAP reconciliation.

Minority Interests

Pursuant to the new U.S. GAAP adopted in 2009, minority interests (non-controlling interests) are included in equity section on the balance sheet and a parent with less-than-wholly-owned subsidiaries shall disclose, separately, the amounts of consolidated net income and consolidated comprehensive income and the related amounts of each attributable to the parent and minority interests on the face of the consolidated financial statements. The new U.S. GAAP has been applied retroactively to the U.S. GAAP reconciliation.

Inventory Write-down

Under Canadian GAAP, the amount of any write-down of inventories to net realizable value of inventories shall be recognized as an expense in the period the write-down occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. Under U.S. GAAP, the entity shall not recognize any reversal of any previously recognized write-down arising from the subsequent increase in the net realizable value.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting Guidance Adopted in 2009

In June 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a Replacement of FASB Statement No. 162 (“FAS 168” or “Codification”), which is effective for the Company for the year ended December 31, 2009. The new standard represents the FASB’s codification of its accounting standards into a single source of authoritative nongovernmental U.S. GAAP. The Company’s references to U.S. GAAP are based on using the new codification topic numbers, with the previous references in parenthesis. The FASB will no longer issue new standards in the form of Statements (“SFAS”), FASB Interpretations (“FINs”), FASB Staff Positions (“FSPs”), or Emerging Issues Task Force Abstracts (“EITFs”). Instead, it will issue Accounting Standards Updates (“ASUs”), which will serve to update the Codification, provide background information about the guidance and bases for conclusion on changes to the Codification.

In December 2007, the FASB issued the guidance under Topic 805, Business Combination (SFAS No. 141(R), Business Combinations), to replace SFAS No. 141, Business Combinations. The new guidance retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combination. The new guidance defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The Company adopted this new guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements in 2009.

In April 2009, the FASB issued guidance under Topic 805-20, Business Combinations — Identifiable Assets and Liabilities and Any Noncontrolling Interest (FSP No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies). This guidance requires an acquirer to measure assets acquired and liabilities assumed in a business combination that arise from contingencies at their acquisition-date fair value if they can be determined. If fair value cannot be determined, then the recognition criteria and guidance of Topic 450, Contingencies (FASB Statement No. 5, Accounting for Contingencies) and Topic 450-20, Contingencies — Loss Contingencies (FIN 14, Reasonable Estimation of the Amount of a Loss, an Interpretation of FASB Statement No. 5) apply. Following initial recognition, a company develops a systematic and rational basis for subsequent measurement of liabilities, depending on their nature. The Company adopted this new guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued guidance under Topic 810, Consolidation (SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51), to amend ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. A noncontrolling interest is sometimes called a minority interest. The Company adopted this new guidance effective January 1, 2009. The new guidance does not have material impact on the Company’s consolidated financial statements, except for the classification and presentation of minority interests on the consolidated financial statements. Please refer to the subsection “Minority Interests” earlier in this Note.

In March 2008, the FASB issued guidance under Topic 815, Derivatives and Hedging (SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133), to enhance the current disclosure framework in SFAS No. 133. The new guidance requires that objectives for using derivative instrument be disclosed in terms of underlying risk and accounting designation; that the fair values of derivative instruments and their gains and losses be disclosed in a tabular format; and that cross-referencing be presented within the footnotes. The Company adopted this new guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued guidance under Topic 470-20, Debt with Conversion and Other Options (FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Settlement)), to state that convertible debt instruments that are within its scope are required to be separated into both a debt component and an equity component. In addition, any debt discount is to be accreted to interest expense over the expected life of the debt. The Company adopted this new guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements.

In September 2008, the FASB issued guidance under Topic 815, Derivatives and Hedging (FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161), to amend FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This guidance is also to amend FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company adopted this new guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements.

In June 2008, the FASB issued guidance under Topic 260, Earnings per Share (FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities), to address whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. The Company adopted this new guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements.

In February 2008, FASB issued guidance under Topic 860, Transfers and Servicing (FSP FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions), to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This new guidance presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. However, if certain criteria are met, the initial transfer and repurchase financing is not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. A transferor and transferee does not separately account for a transfer of a financial asset and a related repurchase financing unless (a) the two transactions have a valid and distinct business or economic purpose for being entered into separately and (b) the repurchase financing does not result in the initial transferor regaining control over the financial asset. The Company adopted this new guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements.

In June 2008, the FASB issued guidance under Topic 840, Leases (EITF Issue 08 — 3, Accounting by Lessees for Nonrefundable Maintenance Deposits), to require that all nonrefundable maintenance deposits should be accounted for as a deposit. When the underlying maintenance is performed, the deposit is expensed or capitalized in accordance with the lessee’s maintenance accounting policy. Once it is determined that an amount on deposit is not probable of being used to fund future maintenance expense, it is recognized as additional expense at the time such determination is made. The Company adopted this new guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements.

In November 2008, the FASB issued guidance under Topic 323, Investments — Equity Method and Joint Ventures (EITF Issue 08-6, Equity Method Investment Accounting Considerations). The guidance clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The Company adopted this new guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued guidance under Topic 855-10, Subsequent Events (SFAS No. 165, Subsequent Events). The new guidance requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted this new guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued guidance under Topic 320, Investments — Debt and Equity Securities (FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-than-Temporary Impairments), which amends the impairment assessment guidance and recognition principles of other-than-temporary impairment for debt securities and enhances the presentation and disclosure requirements for debt as well as equity securities. In accordance with this guidance, the unrealized loss of an available-for-sale debt security is an other-than-temporary impairment when: (i) the entity has the intent to sell the security; (ii) it is more likely than not that the entity will be required to sell the security before recovery of the amortized cost; or (iii) the entity does not expect to recover the entire amortized cost of the security (credit loss) even though it will not sell the security. If one of the first two conditions is met, the full amount of the unrealized loss in AOCI should be recognized in income. If these two conditions are not met but the entity has incurred a credit loss on the security, the credit loss and the non-credit related loss are recognized in income and OCI, respectively. The Company adopted this guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In February 2008, the FASB issued guidance under Topic 820-10-65-1, Fair Value Measurements and Disclosure (FSP FAS 157-2, Effective Date of FASB Statement No. 157). This guidance defers the effective date of the Financial Instruments Topic, for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. This guidance defers the effective date to fiscal years beginning after November 15, 2008, for items within the scope of ASC 820-10-65-1. The Company adopted this guidance effective January 1, 2009 and there is no material impact on the Company’s consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

In June 2009, the FASB issued guidance under Topic 860, Transfers and Servicing (SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140), to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. This guidance must be applied as of the beginning of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This guidance must be applied to transfers occurring on or after the effective date. Management believes the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), which is effective for the Company beginning January 1, 2010. This Statement amends FIN No. 46(R), Consolidation of Variable Interest Entities an interpretation of ARB No. 51, to require revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. Management believes the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update No 2009-05, Measuring Liabilities at Fair Value, previously exposed for comments as proposed Financial Statement Position FASB No. 157-f, Measuring Liabilities under FASB Statement No. 157, Fair Value Measurements, to provide guidance on measuring the fair value of liabilities under ASC 820. This ASU clarifies that the quoted price for the identical liability, when traded as an asset in an active market, is also a Level 1 measurement for that liability when no adjustment to the quoted price is required. In the absence of a Level 1 measurement, an entity must use one or more of the valuation techniques as described in the guidance. This guidance is effective for the first interim or annual reporting period beginning after August 28, 2009. Management believes the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In December 2008, the FASB issued guidance under Topic ASC 715 (“ASC 715-20”), Defined Benefit Plan (FSP FAS 132(R)-1, Employers’ Disclosures about Pensions and Other Postretirement Benefits. This topic provides guidance with respect to an employer’s (sponsor’s) disclosures about plan assets of a defined benefit pension or other postretirement plan and also requires disclosures about fair value measurements of plan assets. This guidance is effective for financial statements issued for fiscal years ending after December 15, 2009, and implementation is required to be prospective. Earlier application of the provisions is permitted. Management believes the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

ITEM 18	Financial Statements

Refer to “Item 17 — Financial Statements”.

ITEM 19	Exhibits

Exhibits Required by Form 20-F

Exhibit Number / Description

1.1	Articles of Amalgamation.(1)
1.2	By-laws.(1)
1.3	Certificate of Continuance(3)
1.4	Notice of Articles(3)
1.5	Articles(10)
1.6	Certificate of Change of Name(6)
1.7	Vertical Short Form Amalgamation Application(7)
1.8	Notice of Articles(7)
1.9	Certificate of Amalgamation(7)
2.1	Trust Indenture between our company and Computershare Trust Company of Canada, dated January 7, 2004(4)
2.2	Supplemental Indenture between our company and Computershare Trust Company of Canada, dated October 27, 2005.(6)
4.1	Memorandum of Agreement between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated November 24, 1987.(2)
4.2	Amendment to Mining Lease between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. dated January 1, 1987.(2)
4.3	First Amendment to Memorandum of Agreement between our company and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc.(2)
4.4	Amended 1997 Stock Option Plan of our company.(1)
4.5	Trust Indenture, dated January 7, 2004, between our company and Computershare Trust Company of Canada, as Trustee, for the issuance of 4.4% Convertible Unsecured Subordinated Bonds due December 31, 2009.(5)
4.6	Variation Agreement dated December 22, 2004 between our company and Sutton Park International Limited varying our company’s interest obligation to Sutton Park International Limited in respect of the 4.4% Convertible Unsecured Subordinated Bond in the principal amount of €6,786,436, maturing December 31, 2009.(5)
4.7	Arrangement Agreement dated September 11, 2006 between our company and Cade Struktur Corporation.(7)
4.8	Arrangement Agreement dated March 29, 2007 between our company and Sasamat Capital Corporation.
4.9	Arrangement Agreement dated February 26, 2010 between our company and KHD Humboldt International (Deutschland) AG.(8)
8.1	Significant subsidiaries of our company as at March 26, 2010:

Name of Wholly-Owned Subsidiary	Jurisdiction of Incorporation or Organization

KHD Holding AG	Switzerland
KHD Humboldt Wedag International Holding GmbH	Austria
KHD Humboldt Wedag International GmbH	Austria
Humboldt Wedag Inc.	Delaware
Humboldt Wedag India Private Ltd.	India
Humboldt Wedag Australia Pty Ltd.	Australia
KHD Investments Ltd.	Marshall Islands
New Image Investment Company Limited	Washington
Inverness Enterprises Ltd.	British Columbia
KHD Humboldt Wedag (Cyprus) Limited	Cyprus
MFC & KHD International Industries Limited	Samoa
KHD Humboldt Wedag (Shanghai) International Industries Limited	China
KHD Sales and Marketing Ltd.	Hong Kong
KHD Humboldt Wedag International, FZE	United Arab Emirates
EKOF Flotation GmbH	Germany
KHD Humboldt Wedag Machinery Equipment (Beijing) Co. Ltd.	China
Blake International Limited	British Virgin Islands

	Jurisdiction of		Our
Name of	Incorporation or	Owner	Beneficial
Non-Wholly-Owned Subsidiary	Organization	of Interests	Shareholding

KHD Humboldt Wedag International (Deutschland) AG	Germany	KHD Humboldt Wedag International Ltd.	98.2%
KHD Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International Ltd.	98.2%
KHD Humboldt Wedag Industrial Services AG	Germany	Blake International Limited	88%
Humboldt Wedag GmbH	Germany	KHD Humboldt Wedag International (Deutschland) AG	98.2%
ZAB Zementanlagenbau GmbH Dessau	Germany	KHD Humboldt Wedag GmbH	98.2%
HIT Paper Trading GmbH	Austria	Blake International Limited	88%
Paper Space GmbH	Germany	Blake International Limited	88%

11.1	Code of Ethics(9)
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Jouni Salo(10)
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Alan Hartslief(10)
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Jouni Salo(10)
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Alan Hartslief(10)
15.1	Consent of Deloitte & Touche LLP.(10)
99.1	Audit Committee Charter(6)
99.2	Compensation Committee Charter(7)
99.3	Nominating and Corporate Governance Charter(7)

(1)	Incorporated by reference from our Form 20-F’s filed in prior years.

(2)	Incorporated by reference from our Form 10-K for the year ended December 31, 1989.

(3)	Incorporated by reference from our Form 6-K as filed with the Securities and Exchange Commission on November 23, 2004.

(4)	Incorporated by reference from our Form 20-F as filed with the Securities and Exchange Commission on April 26, 2004.

(5)	Incorporated by reference from our Form 20-F as filed with the Securities and Exchange Commission on April 6, 2005.

(6)	Incorporated by reference from our Form 20-F as filed with the Securities and Exchange Commission on April 3, 2006.

(7)	Incorporated by reference from our Form 20-F as filed with the Securities and Exchange Commission on April 3, 2007.

(8)	Incorporated by reference from our Form 6-K as filed with the Securities and Exchange Commission on March 3, 2010.

(9)	Incorporated by reference from our Form 6-K as filed with the Securities and Exchange Commission on October 5, 2009.

(10)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KHD Humboldt Wedag International Ltd.

/s/  Jouni Salo
Jouni Salo
Chief Executive Officer and President
(Principal Executive Officer)

Date: March 26, 2010

/s/  Alan Hartslief
Alan Hartslief
Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)

Date: March 26, 2010