Form 20-F
period 2011-12-31
MFC Industrial Ltd.
filed 2012-03-30
CIK 16859

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number 001-04192

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal offices)

Michael J. Smith Suite 1620 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Telephone: +1 604-683-8286 Facsimile: +1 604-683-3205	with a copy to: H.S. Sangra, Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Facsimile: +1 604-669-8803

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 62,561,421 common shares, without par value, issued and outstanding as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  YES    ☒  NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.    ☐  YES    ☒  NO

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  YES    ☐  NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐        Accelerated filer  ☒        Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    ☐  YES    ☒  NO

MFC INDUSTRIAL LTD.

i

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

OUR BUSINESS

LOGISTICS AND COMMODITY SERVICES TO OUR CUSTOMERS

■

INTERNATIONAL JUST-IN-TIME DELIVERIES

■

STRATEGIC INVESTMENTS IN RESOURCE ASSETS

■

OFFTAKE AGREEMENTS

■

COMMODITIES FOR SPECIFIC, COMMITTED BUYERS

■

PURCHASING, SELLING, PROCESSING, INSURING, DELIVERING

■

USING OUR FINANCIAL RESOURCES AS LEVERAGE TO HELP

FINANCE ONE OR BOTH SIDES OF A COMMODITY TRANSACTION

ENHANCING SHAREHOLDER VALUE

CASH DIVIDEND POLICY

■

CREATING ADDITIONAL VALUE THROUGH SPIN-OUTS

■

BUILDING VALUE THROUGH ACQUISITIONS AND RESTRUCTURING

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

DEAR FELLOW SHAREHOLDERS

I am pleased to present the results of MFC Industrial Ltd. (“MFC” or the “Company”) for the year ended December 31, 2011 and to provide you with an update on our recent corporate developments. (All references to dollar amounts are in United States dollars unless otherwise stated.)

Our results reflect our first full year as a global commodity supply chain company. When we review the year, we find that it was quite a difficult year – especially the fourth quarter. The driver of this obstacle was primarily credit issues and considerable uncertainty on behalf of our customers. This caused lower than anticipated volumes and margins. We have made adjustments accordingly, with the elimination of some product lines, while putting greater energy into achieving higher margin products.

Also we expensed one-time non-cash discretionary items, which primarily included a mark-to-market charge in long-term securities of target companies, share based compensation and other, which equals $21.9 million or $0.35 per diluted share.

One of our major goals is to increase our captive commodities sources to provide us a continuous supply, which we believe will allow us better margins and greater returns. The recently announced acquisition of the Pea Ridge iron ore mine is a very good example of our strategy to increase our captive sources of supply. Upon the successful development of the Pea Ridge project, our commodities group will sell the iron ore by way of offtake agreements and we and our partner will receive a return on the investment. We now have several of these types of projects underway, not just in the ferrous metals sector.

HIGHLIGHTS
¡ We have increased our annual cash dividend by 10% for 2012, representing a yield on our market value of 3.13%, compared to 2.51% last year.

¡ We increased our potential captive production in ferrous metals with the acquisition of the Pea Ridge Mine.

¡     Our net earnings for 2011, before the effects of one-time and non-cash discretionary expenses, were $34.1 million, which equals a return on capital (shareholders’ equity) of 6.2%. This is not an acceptable return. We need to be much more efficient in the future.

¡     We are implementing an odd-lot common share tender offer that will commence on April 9, 2012. Eligible shareholders will be offered the opportunity to sell all of their MFC shares, without incurring any brokerage fees.

¡ Divestment plans have now been put on hold indefinitely as we cannot predict our capital requirements in the short- and near-term with our existing and pending projects.

¡ We are considering several new acquisitions. But, we will be cautious not to jeopardize our capital for the sake of short-term growth.

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues for our commodities and resources business were $481.7 million for the year ended December 31, 2011, compared to $76.5 million for the same period in 2010, primarily as a result of the inclusion of the integrated commodities operations of Mass Financial Corp. (“Mass”), which we acquired in the fourth quarter of 2010. Included in our commodities and resources business are the gross revenues generated by our royalty interest, which increased to approximately $30.8 million for the year ended December 31, 2011. The increase in the gross royalty revenues was mainly attributable to a higher royalty rate. However, we were disappointed with the lower than excepted tonnage of pellets shipped. Although we had anticipated shipments in the range of 4.25 million tons, the owner only shipped a total of 3.33 million tons of iron ore pellets during the year. The reduction in pellet shipments experienced during the fourth quarter was directly attributable to equipment breakdowns, which created exceptional operating problems at the mine. We are happy to state that these problems have been corrected by the operator and were not related to quality or demand.

Revenues for our merchant banking business were $22.5 million for the year ended December 31, 2011, compared to $4.8 million for the same period in 2010, primarily as a result of the inclusion of Mass’s results.

Other revenues, which encompass our corporate and other investments, were $16.5 million for the year ended December 31, 2011, compared to $4.1 million for the same period in 2010, primarily as a result of the inclusion of Mass’s results.

Costs of sales increased to $435.4 million during the year ended December 31, 2011 from $51.4 million for the same period in 2010. We incurred an impairment charge of $12.4 million on long-term investments in 2011. Selling, general and administrative expenses increased to $40.4 million for the year ended December 31, 2011 from $18.3 million for the same period in 2010. The increases were primarily linked to the inclusion of Mass’s operations.

IRON ORE EXTRACTION IN GOA, INDIA

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

OVERVIEW OF OUR RESULTS FOR THE YEAR 2011

Our total revenues by operating segment and income from continuing operations for the year ended December 31, 2011, as well as each of the three months ended September 30, June 30 and March 31, 2011 are broken out in the tables below:

REVENUES (2011) All amounts in thousands
	December 31	Sept 30	June 30	March 31
	twelve months	three months	three months	three months
Commodities and resources	$481,677	$101,921	$138,210	$118,745
Merchant banking	22,487	6,957	1,110	11,401
Other	16,545	4,850	4,365	3,691

Total revenues	$520,709	$113,728	$143,685	$133,837

INCOME FROM CONTINUING OPERATIONS (2011) All amounts in thousands, except per share amounts
	December 31	Sept 30	June 30	March 31
	twelve months	three months	three months	three months
Commodities and resources	$23,157	$7,842	$12,453	$4,861
Merchant banking	8,858 (1)	1,452	630	11,980
Other	(14,834)	(129)	(1,477)	(12,262)

Income before income taxes	17,181	9,165	11,606	4,579
Income tax recovery (expenses)	(1,336)	870	(182)	(1,777)
Resource property revenue tax recovery (expenses)	(4,647)	(2,536)	502	(1,181)
Net (income) loss attributable to non-controlling interest	995	(813)	71	1,299

Net income from continuing operations to shareholders	$12,193	$6,686	$11,997	$2,920

Earning per share	$0.19	$0.11	$0.19	$0.05

(1)	Including a one-time non-cash expense representing a mark-to-market charge in long-term securities of target companies.

v

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

ONE-TIME NON-CASH EXPENSES

The following table shows the effects of one-time and non-cash discretionary expenses on 2011 earnings.

EFFECTS OF ONE-TIME & NON-CASH DISCRETIONARY EXPENSES IN 2011 All amounts in thousands, except per share amounts
	December 31		September 30	June 30	March 31
	twelve months		three months	three months	three months
Share-based compensation	$7,291		$–	$–	$7,291
Impairment of available-for-sale securities, net of taxes	11,339	(1)	–	–	–
Other	3,251		–	145	1,472

Total	$21,881		$–	$145	$8,763

Per share impact, diluted	$0.35		$–	$–	$0.14

(1)	A one-time non-cash expense which represents a mark-to-market charge in long-term securities of target companies.

FINANCIAL HIGHLIGHTS

The following table highlights certain selected key numbers and ratios in order to better understand MFC’s financial position.

FINANCIAL HIGHLIGHTS All amounts in thousands, except per share amount and ratio
DECEMBER 31, 2011
Cash and cash equivalents	$387,052
Short-term securities	13,062
Current assets	564,191
Total assets	858,957
Current liabilities	202,968
Working capital	361,223
Current ratio*	2.78
Acid test ratio*	2.27
Total liabilities	309,810
Shareholders’ equity	546,623
Equity per common share	8.74

*Note:

The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities, bills of exchange and receivables divided by total current liabilities.

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

LIQUIDITY

As at December 31, 2011, we had cash, short-term deposits and securities of $400.3 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital, while net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LIQUIDITY All amounts in thousands

	December 31, 2011	December 31, 2010
Total debt	$47,127	$52,748
Less: cash and cash equivalents and cash deposits	(387,052)	(397,697)

Net debt (net cash & cash equivalents)	(339,925)	(344,949)
Shareholders’ equity	546,623	547,756

LONG-TERM DEBT All amounts in thousands, except ratios

	December 31, 2011	December 31, 2010
Long-term debt, less current portion	$20,150	$48,604
Shareholders’ equity	546,623	547,756
Long-term debt-to-equity ratio	0.04	0.09

ALUMINUM PLANT IN EUROPE

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

CREDIT FACILITIES

We maintain various types of credit lines and facilities with various banks, and most of these are short-term. These facilities are used for day-to-day business, structured solutions and various other activities in both the commodities and finance areas.

As at December 31, 2011, we had credit facilities aggregating $366.3 million as follows: (i) we had unsecured revolving credit facilities aggregating $169.0 million from banks; (ii) we had revolving credit facilities aggregating $45.4 million from banks for structured solutions, a special financing. The margin is negotiable when the facility is used; (iii) we had a specially structured factoring arrangement with a bank for up to a credit limit of $110.3 million for our commodities activities. Generally, we may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; and (iv) we had a foreign exchange credit facility of $41.6 million with a bank. All of these facilities are renewable on a yearly basis.

BUSINESS LINE COMMODITIES

Through our commodities activities, we source, supply and deliver the following commodities primarily for our own account and for our customers internationally:

iron ore manganese-ore cobalt base metals magnesium steel products zinc alloys aluminum foils aluminum sheets ferrous alloys silicon metals	polystyrene high density polyethylene linear low density polyethylene low density polyethylene polyethylene terephthalate polypropylene polyvinyl chloride	wood pellets saw logs round logs sawn timber plywood medium density fiberboard

INVESTMENT CRITERIA

Many of our shareholders have asked the Company to define our general criteria for investment. This is our absolute method:

¡	We seek distressed assets only where there is an opportunity to leverage our financial strengths and experience.
¡	Such assets must present medium- to long-term production opportunities that add value to our global supply chain business, including our financing activities.
¡	We underwrite investment risks on a liquidation basis.
¡	Above all, we strive to take a disciplined and patient approach to our investments.

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

REVENUE BREAKDOWN BY REGION

The following pie chart shows revenue by region for the year ended December 31, 2011

INCREASING OUR CAPTIVE SOURCES OF FERROUS METALS

In December 2011, MFC acquired, together with our partner, Alberici Group, Inc., the troubled Pea Ridge Mine (the “Mine”) located in Sullivan, Missouri, USA. There were numerous contractual disputes and lawsuits with the previous owners of the Mine, which have now been settled. MFC’s investment in 2011 was approximately $12.1 million to acquire its indirect 50% interest in the Mine. Pursuant to the transaction, the previous owners retained a 2.6% net smelter returns royalty on ferrous minerals produced at the Mine.

IRON ORE MINE IN MISSOURI

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

The Mine includes the historic mine deposit along with a large tonnage of tailings material. Prior infrastructure remains in place at the Mine, including access to underground workings, two vertical mine shafts with hoists and headframes, a plant building and tailings and settling ponds. The Mine’s location is served by highways connecting to the U.S. Interstate highway system, and has a presently unused rail spur line connecting to the Union Pacific railway system.

In the first quarter of 2012, we and our partner commenced initial confirmatory exploration and development work at the Mine, including compiling historic and past production data, conducting a remote video examination of some of the submersed historic mine workings and commissioning Behre Dolbear and Company (USA), Inc. (“Behre Dolbear”) to complete an independent Canadian National Instrument 43-101 (“NI 43-101”) compliant technical report on the Mine property (the “Technical Report”). The Technical Report was completed on March 9, 2012 and filed with the Canadian Securities Administrators on March 30, 2012.

In completing the Technical Report, Behre Dolbear reviewed existing data, including historical exploration, development and production data and historical resource estimates conducted in respect of the Mine. The report cites non-NI 43-101 compliant historical resource estimates prepared by DataGeo Geological Consultants in May 2008, commissioned by the prior owners of the project, which estimated the following in situ (originally present) iron resources in all categories of mineralized material:

HISTORICAL MINERAL RESOURCE ESTIMATES CLASSIFIED EXPANDED IN SITU MINERAL RESOURCE All amounts in thousands, except percentages

Class	Short Tons	% Magnetic iron	Total iron %(1)
Measured	94,124	50.8	58.0
Indicated	94,116	51.9	58.9
Inferred	54,000	40.6	55.9
Previous production(2)	58,542	–	–

Notes:	(1) The Company anticipates that future mining operations at the Mine would include beneficiating the resource in a processing plant or mill, similar to past production practices at the Mine. This would involve the removal of the non-iron bearing portion of the resource and generally results in iron-rich concentrates. Historic data for the Mine indicates that beneficiation resulted in iron-rich concentrates that were typically in the range of 66% to 69% iron.

(2) Approximation based on historical production data for the period between 1963 and 2001. The above historical resource estimates of measured, indicated and inferred resources did not account for past production.

Under applicable guidelines, MEASURED resources are that portion of a mineral resource for which the size and grade have been estimated from sampling at places spaced closely enough that its continuity is essentially confirmed. INDICATED resources consist of that portion of a mineral resource for which the size and grade has been estimated from sampling at places spaced closely enough that its continuity can be reasonably assumed. INFERRED resources consist of that portion of a mineral resource for which the size and grade has been estimated mainly or wholly from limited sampling data, assuming that the mineralized body is continuous based on geological evidence.

The Company has not completed the work necessary to verify the classification of the above mineral resource estimates as current mineral resources under NI 43-101. Accordingly, it is not

x

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

treating these historical resource estimates as current defined resources and, therefore, they should not be relied upon. However, the Company is providing these historical results and estimates of remaining iron resources to provide an indication of the potential of the Mine project and believes such information is relevant to its future development plans. The Mine will require further evaluation, which MFC and its partner intend to carry out in due course. Further a NI 43-101 compliant feasibility study has not been completed and there is no certainty that the project will be economically viable.

Behre Dolbear’s Technical Report concluded that substantial mineralization is still available for production at the Mine site although the mine is presently flooded. Further development is dependent on its economic viability.

The Company plans to jointly develop the Mine with its partner with the mandate to re-open the underground mine, including exploiting the site’s existing large tailings accumulation and exploring other areas for ferrous mineral production.

At the present time, the Company and its partner are proceeding with the dewatering of the underground mine workings. High-volume submersible pumps and associated materials have been ordered, and arrangements have been made to secure sufficient electrical power. Pumping from the number one shaft is expected to begin during the second half of 2012. Disposal of the water will be accomplished under permit by pumping it to the existing tailings lake. The Company and its partner will soon evaluate cores and other available physical evidence of mineralization, including chemical re-analysis as appropriate, in order to further assess the underground resources and begin financial analysis of various possible mining and processing scenarios in advance of completion of dewatering and being able to directly examine and re-sample the underground workings. The Company and its partner have begun a program of surface infrastructure preservation and rehabilitation, including existing plant, buildings, head frames and hoists, as appropriate for possible future operations.

PREVIOUSLY ANNOUNCED / DIVESTITURE OF ASSETS

As we stated in our last quarterly report, we had completed a review of our assets and identified some merchant banking and other non-core net assets in the amount of approximately $100 million for potential divestiture. However, the divestment plans have now been put on hold indefinitely as we cannot predict our use of capital requirements in the short and near term with our new existing and pending projects that are underway.

ODD-LOT SHARE REPURCHASE PROGRAM

MFC is commencing an odd-lot share repurchase program pursuant to which it will offer to buy back common shares from registered and beneficial shareholders of MFC who own 99 or fewer common shares. The repurchase program affords eligible shareholders the opportunity to sell all, but not less than all, of their common shares or to continue to maintain their current holdings. The repurchase program begins on April 9, 2012 and will expire at the close of business on May 21, 2012 (the “Period”). MFC may extend the Period for up to an additional six weeks.

Shareholders who elect to participate in the repurchase program will receive an amount equal to the weighted average of the closing prices of the common shares on the New York Stock Exchange during the Period for each common share tendered. Shareholders will not incur any brokerage commissions if they elect to dispose of their common shares pursuant to the program. Information about the repurchase program and participation documents will be mailed to

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

shareholders of record as of March 30, 2012. MFC has retained Georgeson Inc. to manage the repurchase program. Questions regarding the repurchase program should be directed to Georgeson Inc. toll free at: 1 (888) 274 5157.

CORPORATE TAXATION

The Company continued to be fiscally responsible and had a reasonable corporate income tax rate during the year 2011. The corporate income tax paid in cash was $987 thousand for the year ended December 31, 2011.

ANNUAL CASH DIVIDEND

On January 17, 2012 we announced a 10% increased 2012 annual cash dividend. The 2012 dividend is $0.22 per common share, which will be paid in quarterly payments, with the initial payment of $0.05 per share having been made in February and the second payment of $0.05 per share announced for April 2012. The dividend is 10% higher than the dividend paid in 2011, and, based on the closing price of $7.01 for the Company’s common shares on December 31, 2011, represents a dividend yield of approximately 3.13%, compared to an annual dividend yield of approximately 2.51% for the NYSE Composite Index.

Respectfully Submitted,

Michael J. Smith

Chairman of the Board

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

CORPORATE INFORMATION

OFFICES & SUBSIDIARIES	CONTACT INFORMATION

AUSTRIA

Millennium Tower, 21st Floor

Handelskai 94-96

1200 Vienna, Austria

Telephone: (43) 1 24025 0

Email: office@mfc-commodities.com

HONG KONG

8th Floor, Dina House

Ruttonjee Centre, 11 Duddell Street

Hong Kong SAR, China

Telephone: (852) 2840 1230

Email: mfc@mfinancialcorp.hk

CANADA

1620-400 Burrard Street

Vancouver, BC Canada V6C 3A6

Telephone: 1 (604) 683-8286

Email: rrandall@bmgmt.com

CHINA

Room 2409, Shanghai Mart Tower

2299 West Yan An Road

Changning District

200336 Shanghai China

Telephone: (86) 21 5155 6688

Email: office@mfc-china.com

INDIA

B-204, Landscape Shire

Caranzalem, Goa 403 002, India

Telephone: (91) 832 246 3390

Email: office@mfc-india.com

CORPORATE CONTACT

R. Randall

MFC Industrial Ltd.

Telephone: 1 (604) 683-8286 ex 224

Email: rrandall@bmgmt.com

INVESTOR RELATIONS & MEDIA

Allen & Caron Inc.

276 Fifth Ave, Suite 604

New York, NY 10001, USA

Telephone: 1 (212) 691-8087

Email: joe@allencaron.com

TRANSFER AGENT

Computershare

480 Washington Blvd, 27th Floor

Newport Office Center VII

Jersey City, NJ 07310, USA

Telephone: 1 (888) 478-2338

www.computershare.com

AUDITORS

Deloitte & Touche LLP

PO Box 49279

2800 - 1055 Dunsmuir Street

Vancouver, BC V7X 1P4, Canada

Telephone: 1 (604) 669-4466

www.deloitte.ca

WEBSITE

www.mfcindustrial.com

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

Form 20-F

(i)

(ii)

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

Forward-looking statements are included throughout this document and include, but are not limited to, statements with respect to: our projected revenues; markets; production, demand and prices for products and services, including iron ore and other minerals; trends; economic conditions; performance; business prospects; results of operations; capital expenditures; foreign exchange rates; derivatives; our ability to expand our business; and other such matters. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others:

•	our financial results may fluctuate substantially from period to period;

•	our earnings and, therefore, our profitability, may be affected by commodities price volatility;

•	a weak global economy can adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

•	the global commodity supply chain and merchant banking businesses are highly competitive;

•

the operation of the iron ore mine underlying our royalty interest is generally determined by a third party owner and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine including as to reserves. The owner’s failure to perform or other operating decisions made by the owner, including as to scaling back or ceasing operations, could have a material adverse effect on our revenue, our results of operations and financial condition;

•	the profitability of our global commodity supply chain operations depends, in part, on the availability of adequate sources of supply;

•	we may face a lack of suitable acquisition or merger or other proprietary investment candidates, which may limit our future growth;

•	strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business;

•	the industries in which we operate may be affected by disruptions beyond our control;

•	our commodities activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers;

•	larger and more frequent capital commitments in our merchant banking business increase the potential for significant losses;

•	we are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow;

•

our risk management strategies leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition;

•	derivative transactions may expose us to unexpected risks and potential losses;

•	fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;

•	our operations and infrastructure may malfunction or fail;

•	the exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond our control;

•	historical resource estimates on our mining properties may not prove to be accurate or reliable;

•	our global commodity supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations;

•	we or the operators of our current and any future resource interests may not be able to secure required permits and licences;

•

there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable, and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders;

•	limitations on our access to capital could impair our liquidity and our ability to conduct our business;

•	we may substantially increase our debt in the future;

•

as a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could negatively affect our business, our results of operations, financial condition and cash flow;

•

we are exposed to litigation risks in our business that are often difficult to assess or quantify. We anticipate that we will incur significant legal expenses every year in defending against litigation;

•	we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;

•

we may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business, and the failure to operate our business effectively could have a material and adverse effect on our profitability, financial condition and results of operations;

•	certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict position from time to time;

•	we conduct business in countries with a history of corruption and transactions with foreign governments, and doing so increases the risks associated with our international activities;

•	employee misconduct could harm us and is difficult to detect and deter;

•	we may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters;

•	investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities; and

•	certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

Although we believe that the expectations reflected in such forward-looking information and statements are reasonable, we can give no assurance that such expectations will prove to be accurate. Accordingly, readers should not place undue reliance upon any of the forward-looking information and statements set out in this document. All of the forward-looking information and statements contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which we are exposed are described in additional detail in this document under the section entitled “Item 3: Key Information — D. Risk Factors”. The forward-looking information and statements are made as of the date of this document, and we assume no obligation to update or revise them except as required pursuant to applicable securities laws.

As used in this annual report, the terms “we”, “us” and “our” mean MFC Industrial Ltd. and our subsidiaries, unless otherwise indicated.

CAUTIONARY NOTE ON HISTORICAL RESOURCE ESTIMATES

As a reporting issuer in Canada, we are required by Canadian law to provide disclosure in accordance with National Instrument 43-101, referred to as “NI 43-101”. Accordingly, you are cautioned that the information contained in this annual report on Form 20-F may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms “measured resource”, “indicated resource” and “inferred resource” as may be used herein are not defined in Securities and Exchange Commission, referred to as the “SEC”, Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable

CURRENCY

Unless otherwise indicated, all references in this document to “$” and “dollars” are to United States dollars, all references to “C$”, “CDN$” and “Canadian dollars” are to Canadian dollars and all references to “Euro” or “€” are to the European Union Euro. On March 23, 2012, the noon buying rate in New York City for cable transfers as certified by the Federal Reserve Bank of New York for the conversion of Canadian dollars and Euros to United States dollars was C$1.00 =$1.0017 and €1.00 = $1.3263, respectively.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise stated, all financial information presented herein has been prepared in accordance with the English language version of International Financial Reporting Standards as issued by the International Accounting Standards Board, referred to as “IFRS”, which may not be comparable to financial data prepared by many U.S. companies.

In 2010, we disposed of our former industrial plant technology, equipment and service business, referred to as the “Industrial Business”, which resulted in its being accounted for as discontinued operations in our financial statements. See the section of this annual report on Form 20-F entitled “Item 5: Operating and Financial Review and Prospects — Operating Results — Presentation of Financial Information/Accounting Treatment” for further information respecting such discontinued operations.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

A. Selected Financial Data

The following table summarizes selected consolidated financial data prepared in accordance with IFRS, for each of the fiscal years ended December 31, 2011, 2010 and 2009. The information in the table was extracted from the detailed consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5: Operating and Financial Review and Prospects”.

Selected Financial Data

(Stated in United States dollars in accordance with IFRS)

(in thousands, other than per share amounts)

	Fiscal Years Ended December 31,
	2011	2010(1)(2)	2009(2)
Net sales	$514,797	$84,476	$14,718
Net income (loss) from continuing operations(3)	12,193	45,839	(16,320)
Net income (loss) income from discontinued operations(3)	—	(15,523)	52,992
Basic earnings (loss) per share:
Continuing operations	0.19	1.28	(0.54)
Discontinued operations	—	(0.43)	1.75
Diluted earnings (loss) per share
Continuing operations	0.19	1.28	(0.54)
Discontinued operations	—	(0.43)	1.75
Net income(2)	12,193	30,316	36,672
Net income per share
Basic	0.19	0.85	1.21
Diluted	0.19	0.85	1.21
Total assets	858,957	854,256	951,720
Net assets	549,147	552,440	441,092
Long-term debt, less current portion	20,150	48,604	—
Shareholders’ equity	546,623	547,756	435,689
Capital stock, net of treasury stock	314,172	314,172	58,270
Weighted average number of common stock outstanding, diluted	62,561	35,859	30,354
Cash dividends paid to our shareholders	12,512	—	—

Notes:

(1)	We consolidated the operations of Mass Financial Corp., referred to as “Mass”, from November 16, 2010.

(2)	In 2010, we deconsolidated our Industrial Business, which resulted in it being accounted for as discontinued operations in our financial statements.

(3)	Net income attributable to our shareholders.

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

We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our merchant banking revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our merchant banking business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often we will hold or build upon these assets over time and the timing of its realization is not predictable. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

Our earnings and, therefore, our profitability, may be affected by commodities price volatility.

The majority of our revenue from our global commodity supply chain business is derived from the sale of commodities, including metals, plastics and other materials. As a result, our earnings are directly related to the prices of these commodities. In addition, our revenues from our iron ore interests are directly connected to the price of iron ore. There are many factors influencing the price of metals, plastics and other commodities, including expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of iron ore, plastics, metals and other commodities may adversely affect our operating results.

A weak global economy can adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

Our business, by its nature, does not produce predictable earnings, and it may be materially affected by conditions in the global financial markets and economic conditions generally.

Global financial markets experienced extreme and unprecedented disruption in the latter part of 2008, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Although financial markets stabilized and signs of a global economic recovery began to emerge in the latter part of 2009 and continued through 2011, the economic environment, particularly in the United States and Europe, continues to be generally weak and we remain exposed to a number of risks associated with weak or adverse economic conditions.

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

The global commodity supply chain and merchant banking businesses are highly competitive.

All aspects of the global commodity supply chain and merchant banking businesses are highly competitive, and we expect them to remain so.

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

The operation of the iron ore mine underlying our royalty interest is generally determined by a third party operator and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine including as to reserves. The operator’s failure to perform or other operating decisions made by the operator, including as to scaling back or ceasing operations, could have a material adverse effect on our revenue, our results of operations and financial condition.

The commodities and resources segment of our business includes our indirect royalty interest in the iron ore mine. The revenue derived from the interest is based on production generated by the mine’s third party operator. The operator generally has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the third party operator and our interests may not always be aligned. As an example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development as it is at risk with respect to the cost of development and operations. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third party operator.

To the extent that we retain our current indirect royalty interest, we will be dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of our interests. Payments from production generally flow through the operator, and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents, the recovery by operators of expenses incurred in the operation of any royalty properties, the establishment by operators of reserves for such expenses or the insolvency of an operator. Our rights to payment under the royalties will likely have to be enforced by contract. This may inhibit our ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners and operators of mines in which we have or may acquire a royalty interest may result in a material and adverse effect on our profitability, results of operations and financial condition.

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

In addition, we have no or very limited access to technical, geological data relating to the mine, including data as to reserves, nor have we received a NI 43-101, compliant technical report in respect of the mine. As such, we cannot independently determine reserve amounts or the estimated life of the mine and are instead wholly dependent on the determination of the reserves by the operator of the mine. We can provide no assurances as to the level of reserves at the mine. If the operator of the mine determines there are insufficient reserves to economically operate the mine, it may scale back or cease operations, which could have a material adverse effect on our profitability, results of operations and financial condition.

The profitability of our global commodity supply chain operations depends, in part, on the availability of adequate sources of supply.

Our global commodity supply chain business relies, among other things, on numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide commodities to us in the future. In periods of low industry prices, suppliers may elect to hold commodities to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling commodities to us, we will be unable to source and/or execute commodities transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

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

Our global commodity supply chain operations include direct or indirect investments in assets, such as smelting, refining, mining and processing operations. Transport disruption, weather and natural disasters such as hurricanes and flooding, unexpected maintenance problems, collapse or damage to mines, unexpected geological variations, labour disruptions and changes in laws and regulations relating to occupational safety, health and environmental matters are some of the factors that may adversely affect our financial condition and results of operations. These factors can affect costs at particular industrial assets for varying periods. In addition, smelting, refining, mining and processing operations also rely on key inputs, such as labour, spare parts, fuel and electricity. Disruption to the supply of key inputs, or changes in their pricing, may have a significant adverse impact on our future results.

Our commodities activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers.

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

Larger and more frequent capital commitments in our global supply chain business increase the potential for significant losses.

We may enter into large transactions in which we commit our own capital as part of our global commodity supply chain business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

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

Fluctuation in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase or decrease in market interest rates may result in changes to the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.

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

Companies engaged in resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increase in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, explosions, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil and natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold an interest or any other properties we may acquire in the future and have a material and adverse effect on our results of operations and financial condition.

Historical resource estimates on our mining properties may not prove to be accurate or reliable.

Our resources estimates in respect of the Pea Ridge Mine are historical estimates only and are based on prior data and reports obtained and prepared by previous operators and their consultants. We have not completed the work necessary to verify the classification of these historical resource estimates as current mineral resources under NI 43-101. Accordingly, the historical estimates provided herein cannot be relied upon. No assurance can be given that any “mineral resources” or “mineral reserves”, as such terms are defined in NI 43-101, will be discovered or that any particular level of minerals will in fact be realized or that any identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can legally and economically be exploited.

In addition, there are numerous uncertainties inherent in estimating mineral resources. Such estimates are subjective, and the accuracy of mineral resource estimation is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between our assumptions, including economic assumptions such as mineral prices, market conditions and actual events, could have a material adverse effect on our mineral reserve and mineral resource estimates, financial position and results of operation.

Our global commodity supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.

All phases of a resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Operating cost increases could have a negative effect on the value of, and income from, our mineral resource properties and any royalty interests we may acquire by potentially causing an operator or us to curtail, delay or close operations at a mine site.

We or the operators of our current and any future resource interests may not be able to secure required permits and licences.

Operations underlying our resource interests may require licences and permits from various governmental authorities. There can be no assurance that we or the operator of any given project will be able to obtain all necessary licences and permits that may be required to carry out exploration, development and mining operations.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable, and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.

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

We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our financial condition and results of operations.

We rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business.

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

We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

Certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict position with us from time to time.

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

As we operate internationally, we are subject to the United States Foreign Corrupt Practices Act, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

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

A. History and Development of the Company

Corporate Information

We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March 1980, under the Business Corporations Act (Yukon) in August 1996 and under the Business Corporations Act (British Columbia) in November 2004. Our name was changed from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” on October 28, 2005, to “Terra Nova Royalty Corporation” on March 30, 2010 in connection with the divestiture of our Industrial Business, and to “MFC Industrial Ltd.” on September 30, 2011 to better reflect our focus on the global commodities supply chain business.

Our principal office is located at Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 and the telephone number is (604) 683-8286. Our registered office is located at Suite 1000 - 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

General

We are a global commodities supply chain company, which sources and delivers commodities and materials to clients, with a special expertise on the financing and risk management aspects of their businesses. Until the first quarter of 2010, we were also active in the Industrial Business through our interest in KHD Humboldt Wedag International (Deutschland) AG, referred to as “KID”. Our former Industrial Business supplied plant systems as well as machinery and equipment worldwide for the manufacture of cement, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. It also designed and provided equipment that produced clinker and cement and offered basic engineering, detail engineering, plant and equipment for complete plants and plant sections. In the fourth quarter of 2009, we considered the merits of dividing our Industrial Business into a separate publicly-traded company. Our board considered the feasibility, benefits and other considerations of dividing the Industrial Business into a separate, stand-alone entity, including implications for our shareholders, potential market reaction and the financial viability after giving effect to such a transaction. Following consideration of such factors, our board subsequently determined that such a separation would be beneficial to our shareholders, and, during the course of 2010, we distributed our shares of KID to our shareholders. Upon the distribution to our shareholders of our Industrial Business, we operated primarily in the royalty and resources business.

In connection with our long-term strategic plans, involving internal growth initiatives, acquisitions or business combinations, we seek out and evaluate strategic acquisition candidates. As a result of the deconsolidation of our Industrial Business, our board reviewed opportunities and strategic alternatives to enhance shareholder value in light of our then focus on the resources business. In the third quarter of 2010, our board of directors gave serious consideration as to whether or not a business combination with Mass could be accomplished on favourable terms. Mass was engaged in the commodities, merchant banking and proprietary investment businesses. In the fourth quarter of 2010, we acquired all of the outstanding shares of Mass and consolidated its results of operations from November 16, 2010.

Recent Developments

The following is a summary of selected key recent developments in our business.

Separation of the Industrial Business

On March 30, 2010, we effected a reorganization and plan of arrangement, referred to as the “Arrangement”, pursuant to which, among other things, we distributed a portion of our interest in KID, which held our Industrial Business, to our shareholders and ceased to consolidate KID as at March 31, 2010.

Pursuant to the terms of the Arrangement, among other things, our shareholders received one share of KID for every three and one-half of our common shares held (calculated after a two-for-one forward split of KID). As a result, we distributed approximately 26% of KID’s outstanding shares (at such time) to our shareholders. In connection with the Arrangement, we entered into a shareholder agreement with another corporate shareholder of

KID, referred to as the “Custodian”, dated March 27, 2010, pursuant to which we engaged the Custodian to direct the voting of the remainder of our holdings of the KID shares. As a result, and given that we did not share any common directors or officers with KID, we no longer considered KID a subsidiary and ceased to consolidate it as at March 31, 2010.

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

Cash Dividend Policy

On January 10, 2011, we announced that our board of directors had adopted an annual dividend policy, providing for an annual dividend based on the annual dividend yield of the New York Stock Exchange, referred to as the “NYSE”, Composite Index, referred to as the “NYSE Composite Index”, for the preceding year plus 25 basis points. On the same date, we announced an annual cash dividend for 2011 of $0.20 per common share, payable in four quarterly instalments. We made dividend payments of $0.05 per share: (i) on January 31, 2011 to shareholders of record on January 20, 2011; (ii) on April 11, 2011 to shareholders of record on March 31, 2011; (iii) on July 11, 2011 to shareholders of record on June 30, 2011; and (iv) on October 11, 2011 to shareholders of record on September 30, 2011.

On January 17, 2012, we announced that our board of directors had declared an annual cash dividend for 2012 of $0.22 per common share, payable in four quarterly instalments. The 2012 dividend is 10% higher than the dividend paid in 2011, and, based on the closing price of $7.01 for our common shares on December 31, 2011, represents a dividend yield of approximately 3.13%, compared to an annual dividend yield of approximately 2.51% for the NYSE Composite Index in 2011. The first 2012 dividend payment of $0.05 per share was made on February 10, 2012 to shareholders of record on January 27, 2012. On March 20, 2012 we announced that the second dividend payment for 2012, of $0.05 per share, would be made on April 10, 2012 to shareholders of record on March 30, 2012.

Acquisition of Pea Ridge Iron Ore Mine Interest

In December 2011, we acquired, together with our partner in the project, Alberici Group, Inc., referred to as “Alberici”, the Pea Ridge Iron Ore Mine located near Sullivan, Missouri, USA. We previously acquired various secured debt and interests respecting the properties underlying the Pea Ridge Mine, with our investment being approximately $12.1 million in 2011 to acquire our indirect 50% interest in the Pea Ridge Mine. Pursuant to the transaction, the previous owners retained a 2.6% net smelter returns royalty on ferrous minerals produced at the mine. Additionally, the previous owners hold 70% of another entity which has a mineral licence respecting non-ferrous minerals at the mine, with the remaining 30% of such entity indirectly held jointly by us and Alberici.

The Pea Ridge Mine is located approximately 70 miles southwest of St. Louis, Missouri and was operated as an underground mine between 1963 and 2001, producing approximately 58.5 million short tons during such period. The mine was originally developed as a partnership between Bethlehem Steel Corporation and St. Joe Minerals Corp., operating as the Meramec Mining Company. From 1981 to 1987 the mine was operated by Fluor Corporation and was subsequently acquired by Woodridge Resources Corporation until its closure in 2001. From 2001 until we acquired our interest in the Pea Ridge Mine, operations at the mine had been limited to reclamation of resource settlement ponds located below the historical production facilities.

The Pea Ridge Mine project includes the historic mine deposit along with a large tonnage of tailings material. Prior infrastructure remains in place at the Pea Ridge Mine, including certain buildings, access to underground workings, two vertical mine shafts with hoists and headframes, a plant building and tailings and settling ponds. The iron ore deposit’s location is served by paved highways connecting to the U.S. Interstate highway system, and in addition has a presently unused rail spur line connecting to the Union Pacific Railroad’s railway system.

In the first quarter of 2012, we and our partner commenced initial confirmatory exploration and development work at the Pea Ridge Mine, including compiling historic and past production data, conducting a remote video examination of some of the submersed historical mine workings and commissioning Behre Dolbear and Company (USA), Inc., referred to as “Behre Dolbear”, to complete an independent NI 43-101 compliant technical report on the Pea Ridge Mine property, referred to as the “Pea Ridge Technical Report”. The Pea Ridge Technical Report was completed on March 9, 2012.

In completing the Pea Ridge Technical Report, Behre Dolbear reviewed existing data, including historical exploration, development and production data and historical resource estimates conducted in respect of the Pea Ridge Mine. The report cites a non-NI 43-101 compliant historical resource estimate prepared in May 2008 and commissioned by the prior owners of the project that estimated the following in situ (originally present) iron resource in all categories of mineralized material, except the breccia pipes located on the property:

Class	Short Tons	Magnetic Iron (%)	Total Iron(1) (%)
Measured	94,124,609	50.8	58.0
Indicated	94,116,680	51.9	58.9
Inferred	54,953,242	40.6	55.9
Past Production(2)	(58,500,000)

Notes:

(1)

We anticipate that any future mining operations at the Pea Ridge Mine would include beneficiating the Pea Ridge resource in a processing plant or mill, similar to past production practices at the Pea Ridge Mine. This would involve the removal of the non-iron bearing portion of the resource and generally results in iron-rich concentrates. Historic data for the mine indicates that previous beneficiation resulted in iron-rich concentrates that were typically in the range of 66% to 69% iron.

(2)

Approximation based on historical production data for the period between 1963 and 2001. The above historical resource estimates of measured, indicated and inferred resources did not account for past production.

In the Pea Ridge Technical Report, Behre Dolbear concluded that substantial mineralization is still available for production at the Pea Ridge Mine site although the mine is presently in a flooded condition. Any production determination is subject to determining economic viability.

We have not completed the work necessary to verify the classification of the above mineral resource estimates as current mineral resources under NI 43-101. Accordingly, we are not treating the historical resource estimates as current defined resources and, therefore, they should not be relied upon. However, we are providing these historical results and estimates of remaining iron resources to provide an indication of the potential of the Pea Ridge Mine project and believe such information is relevant to our future development plans. The Pea Ridge Mine will require further evaluation, which we and our partner intend to carry out in due course. Further, a NI 43-101 compliant feasibility study has not been completed and there is no certainty that the project will be economically viable.

Under applicable guidelines, measured resources are that portion of a mineral resource for which the size and grade have been estimated from sampling at places spaced closely enough that its continuity is essentially confirmed. Indicated resources consist of that portion of a mineral resource for which the size and grade has been estimated from sampling at places spaced closely enough that its continuity can be reasonably assumed. Inferred resources consist of that portion of a mineral resource for which the size and grade has been estimated mainly or wholly from limited sampling data, assuming that the mineralized body is continuous based on geological evidence.

We plan to jointly develop the Pea Ridge Mine with our partner, including with the mandate to re-open the underground mine, including exploiting the site’s existing large tailings accumulation and exploring other areas for ferrous mineral production.

Further detailed technical information on the Pea Ridge Mine is included in the Pea Ridge Technical Report, a copy of which has been filed with Canadian securities regulators and is available under our profile on www.sedar.com.

B. Business Overview

We are a global commodities supply chain company, which sources and delivers commodities and materials to clients, with a special expertise on the financing and risk management aspects of the business.

Business Segments

Our business is divided into three reportable segments: (i) commodities and resources, which includes our commodities activities and mineral interests; (ii) merchant banking, which includes structured solutions, logistics and financial services and proprietary investing activities; and (iii) other, which encompasses our corporate and other investments and business interests, including our medical supplies and servicing business.

Commodities and Resources

Our commodity supply chain business is globally focused and includes our integrated commodities operations and our mineral interests. We conduct such operations primarily through our subsidiaries based in Vienna, Austria and supply various commodities, including minerals and metals, chemicals, plastics and wood products to our customers. Such commodities originate either from our directly or indirectly held interests in resource projects or are secured by us from third parties. We also derive production royalty revenue from a mining sub-lease.

Through our global commodity supply chain business, we also provide logistics, supply chain management and other services to producers and consumers of commodities. These activities are supported by strategic direct or indirect investments in natural resource assets operating in our core commodities, including the production of plastics, non-ferrous metals and minerals.

Our commodities operations include sourcing and supplying commodities. To a lesser extent, we also act as an agent for our clients. Our commodities operations often utilize innovative trading strategies and structures. We currently engage in purchases and sales with commodity and other producers who are unable to effectively realize sales due to their specific circumstances.

Generally we purchase or produce the underlying commodity and sell it to an end buyer or transfer it for another commodity, which will subsequently be sold. Further, commodity producers and end customers often work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such commodities operations, we try to capture various commodities, financing and currency spreads. Through our operations, we have been able to develop ongoing relationships with commodity producers, end customers and financiers and integrate them into our financial activities.

We generally source commodities from Asia, Africa, Europe, Australia, the United States and the Middle East. Our commodities sales include the European, Middle Eastern, Asian and North and South American markets.

Our commodities operations are supported by our logistics and finance activities in order to provide cost effective and efficient transportation, as well as granting of payment terms for working capital requirements for our customers and partners.

Our commodities and resources business employs over 283 people worldwide. Our main marketing office is located in Vienna, Austria. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and investment activities in the commodities and resource sector are supported by a global network of agents and relationships. This network provides us with worldwide sourcing and distribution capabilities.

We have entered into agreements, through a subsidiary, with third party leaseholders of iron ore mines in Goa, India, pursuant to which the leaseholders agreed to sell iron ore to our subsidiary at a fixed price per ton based on the extraction costs plus a royalty payment to the owner dependent upon the iron content of the iron ore. Pursuant to the agreements, our subsidiary has also been contracted to extract iron ore on behalf of the leaseholder at a fixed fee per ton. The agreements are presently in force and continue until September 4, 2014 and our subsidiary has been granted the right to renew the agreements for three year terms until September 4, 2020.

We currently indirectly derive production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., referred to as “Knoll Lake Minerals”, which holds a direct mining lease from the Province of Newfoundland and Labrador. The mine is operated by Cliffs Natural Resources Inc., referred to as “Cliffs”. In August 2011, we reorganized our royalty asset to hold an indirect 99.44% economic interest therein. Iron ore is shipped from the mine to Québec where it is pelletized. In 2011, 2010, 2009 and 2008, 3.3 million, 3.8 million, 3.2 million and 4.0 million tons of iron pellets, respectively, were shipped. Such shipments are subject to seasonal and cyclical fluctuations. The royalty is paid quarterly and is based on the tonnage of iron ore pellets shipped. Pursuant to the terms of the mining sub-lease, the royalty payment is not to be less than C$3.25 million per annum until its expiry. In 1988, the royalty rate was amended to require a base royalty rate of C$1.685 per ton with escalations as defined in the sub-lease. We are indirectly obligated to make royalty payments of C$0.22 per ton on shipments of iron ore pellets from Québec, to Knoll Lake Minerals, which holds the direct lease over the mine property. Cliffs applies a portion of the royalty payments under the sub-lease to make such royalty payments to Knoll Lake Minerals.

Historically, iron-ore benchmark prices were determined in the first quarter of the calendar year through negotiations between the major producers and their most significant customers. These prices were then generally adopted by the other suppliers when published.

This shift in the marketplace has, among other things, made obsolete certain of the world iron ore pellet pricing methodology for calculating the royalty rate due to us contained in our sub-lease for the Wabush iron mine. As a result of these market changes, and as the sub-lease permits us to renegotiate an increase in the royalty rates when the mine achieves certain profitability thresholds, which we believe have been obtained, we served the mine operator with notice of arbitration respecting our entitlement to a new base rate for the royalty. We have also provided the mine operator notice of arbitration seeking recovery for royalty underpayments in 2010. The outcome of such proceedings cannot be determined at this time.

Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. The ore resources at the mine contain manganese in quantities that make the resulting iron ore concentrates unattractive to steel plant customers. The operator of the mine has announced that it is addressing this by installing mill components that reduce manganese content, with the final plant reconfiguration requiring four to six independent manganese reduction circuits, two of which were installed in 2011. The operator of the mine has stated that this manganese reduction program could extend the mine life by six years.

The iron ore mine is operated by Cliffs. Under the mining sub-lease, Cliffs pays royalties to the holder of the royalty interest based upon the amount of iron ore pellets shipped. One of the major components in the calculation of the royalty rate payable is based on the most recently published prices of a basket of five particular iron ore pellets. Although there can be no assurance as to future production levels, our management believes that since the operator is now also the sole operator of the Wabush iron ore mine, production from the mine may be maintained at relatively consistent levels, subject to market conditions.

The following table sets forth historical total iron ore shipments of pellets and royalty payments to us based upon the amounts reported to us by the Wabush mine operator:

Year	Tonnage Shipped				Total Tonnage Shipped	Gross Royalties Received(1)		Gross Average Royalty Rate/Ton Received
	Q1	Q2	Q3	Q4
	(In thousands, other than the Royalty Rate) (All monetary amounts in Canadian dollars)
2005	789	1,392	1,299	982	4,462	$13,736		$3.08
2006	751	1,296	942	1,289	4,278	16,393		3.83
2007	472	1,607	1,591	1,339	5,009	22,357		4.46
2008	694	1,437	1,117	705	3,953	31,288		7.91
2009	402	386	1,202	1,198	3,188	17,350		5.44
2010	874	941	832	1,105	3,752	22,915	(2)	6.11
2011	719	796	1,173	646	3,334	30,280		9.08

Notes:

(1)	Subject to a 20% resource property revenue tax.

(2)	Does not include the amount of arbitration award.

We also hold a 50% interest in the Pea Ridge Iron Ore Mine located in Sullivan, Missouri, USA, approximately 70 miles southwest of St. Louis, Missouri, USA. The Pea Ridge Mine operated as an underground mine between 1963 and 2001, and was originally developed as a partnership between Bethlehem Steel Corporation and St. Joe Minerals Corp., operating as the Meramec Mining Company. From 1981 to 1987 the mine was operated by Fluor Corporation and was subsequently acquired by Woodridge Resources Corporation until its closure in 2001. The Pea Ridge Mine project includes the historic mine deposit along with a large tonnage of tailings material. Historic data and records indicate that approximately 58.5 million short tons of iron ore were removed from the mine between 1963 and 2001. For further information about the Pea Ridge Mine, please see the section of this annual report on Form 20-F entitled “Item 4: Information on the Company — A. History and Development of the Company — Recent Developments” above.

Merchant Banking

Our merchant banking operations include merchant banking and financial services, specialized banking, third-party financing and other services, proprietary investing and our real property. We seek to invest in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized.

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

Our activities include making proprietary investments through investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. Our investing takes many forms and can include acquiring entire businesses or portions thereof, investing in equity, investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Our investing is generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary trading and corporate finance capabilities can add or unlock value. Our investing in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as a result of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to our commodity and resources trading activities.

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

In addition, we utilize our established relationships with international financial institutions, credit insurance and factoring companies to provide flexible customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arrange support of hedging and trading of materials, financing and risk management solutions.

Our merchant banking activities also include leveraging our trading and financial experience and relationships to provide trading services, such as transportation and logistics, and trade finance services to our trading customers.

Our merchant banking business generates revenues in the form of corporate and trade finance service fees and interest income. We also realize gains from time to time on our proprietary investments, upon their sale, the execution of an equity or debt restructuring, or the completion of other forms of divestment.

Other

Our other segment includes our corporate and other investments, which include financing joint ventures through our Shanghai, China-based subsidiary which provides medical services, equipment and supplies.

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

•

Liquidity. Liquidity is of critical importance to companies in the merchant banking industry and global commodity supply chain business and is key to strategic acquisitions to further expand and support our global commodity supply chain business. We therefore maintain liquidity in order to be able to capitalize on business opportunities in time sensitive transactions, fund our core businesses to continue to generate revenues, and fund a broad range of potential cash outflows in stressed environments, including financing obligations. Our approach to liquidity allows us to meet immediate obligations without needing to sell other assets or depend on additional funding from credit-sensitive markets, and affords us significant flexibility in structuring our affairs and managing through difficult funding environments. Historically, we have funded our businesses with cash generated from our operations.

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

•

Management. We believe that our management has expertise in the global commodity supply chain business, including critical expertise with respect to our specialized financial services and corporate finance services internationally, including on corporate restructurings and mergers and acquisitions.

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

C. Organizational Structure

The following table describes our direct and indirect significant subsidiaries as at the date hereof, their respective jurisdictions of organization and our beneficial interest in respect of each subsidiary. The table excludes subsidiaries which only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets did not materially impact our consolidated results and net assets.

	Country of Incorporation	Beneficial Interest(1)
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Service GmbH	Austria	100%
IC Managementservice GmbH	Austria	100%
Global Bulk Transport GmbH	Austria	100%
International Trade Services GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Magnum Minerals Private Limited	India	100%
AFM Aluminiumfolie Merseburg GmbH	Germany	55%
MAW Mansfelder Aluminiumwerk GmbH	Germany	55%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
Brock Metals s.r.o.	Slovakia	100%
M Financial Corp.	Barbados	100%
Mednet (Shanghai) Medical Technical Developing Co., Ltd	China	90%
Hangzhou Zhe-er Optical Co. Ltd	China	46%
MFC Corporate Services AG	Switzerland	100%

Note:

(1)	Percentages rounded to nearest whole number.

D. Property, Plants and Equipment

Office Space

Our principal office is located at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. We also maintain offices in Vienna, Austria, Hong Kong and Shanghai, China and Goa, India.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2012. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Royalty Interest

We participate in a royalty interest which consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated. For a discussion of the royalty interest, see “Item 4: Information on the Company — B. Business Overview — Business Segments — Commodities and Resources”.

Pea Ridge Mine

We hold a 50% interest in the Pea Ridge Iron Ore Mine located in Sullivan, Missouri USA. For a discussion of the Pea Ridge Iron Ore Mine, see “Item 4: Information on the Company — B. Business Overview — Business Segments — Commodities and Resources”.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

None.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2011, 2010 and 2009 should be read in conjunction with our audited consolidated financial statements and related notes included in this annual report on Form 20-F. Our financial statements included in this annual report on Form 20-F were prepared in accordance with IFRS. We adopted IFRS as of January 1, 2010.

General

We are a global commodities supply-chain company which sources and delivers commodities and materials to clients, with a special expertise on the financing and risk management aspects of the business. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking and financial services such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms and insurance companies, and other trade companies engaged in commodities activities in Europe, Asia and globally.

Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

A majority of our revenues is derived from our global commodity supply chain operations. The remaining portions are generally derived from financial services, sales of properties and net gains on securities.

We view our net book value per share as a key indicator of our overall financial performance. Our net book value as at December 31, 2011, 2010 and 2009 is set forth below:

	December 31, 2011	December 31, 2010	December 31, 2009(1)
	(United States dollars in thousands, except per share amounts)
Net book value	$546,623	$547,756	$435,689
Net book value per share	8.74	8.76	14.40

Note:

(1)

In 2010, we deconsolidated our Industrial Business, which resulted in it being accounted for as discontinued operations in our financial statements. Please see the section of this Annual Report on Form 20-F entitled “Item 5: Operating and Financial Review and Prospects – Presentation of Financial Information/Accounting Treatment”.

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

Ongoing global economic conditions, including fears of sovereign debt default and a European banking crisis continued to impact the liquidity in financial and capital markets, restricting access to financing and causing significant volatility in commodity prices in 2011. There can be no assurance as to the stabilization and recovery of economic conditions in the near term.

Presentation of Financial Information/Accounting Treatment

We completed our acquisition of Mass in November 2010 and caused the amalgamation of Mass and our wholly-owned subsidiary in December 2010. As a result of the successful acquisition, we commenced consolidating Mass’s operations, including its commodities and merchant banking activities from November 16, 2010.

Until March 30, 2010, we also operated in the Industrial Business through KID. As at March 30, 2010, we completed a plan of arrangement pursuant to which, among other things, we distributed approximately 26% of the outstanding shares of our Industrial Business (at such time) to our shareholders and ceased to consolidate it as at March 31, 2010. We distributed the Industrial Business to our shareholders over the course of 2010.

The disposition of our former Industrial Business in 2010 resulted in it being accounted for as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Because we are reclassifying prior years’ financial statements for the presentation of discontinued operations, our reported results including, among other things, earnings and earnings per share, may not be consistent with that which was originally presented.

Results of Operation

Summary of Quarterly Results

The following tables provide selected unaudited financial information for the most recent eight quarters presented in accordance with IFRS:

	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
	(United States dollars in thousands, except per share amounts)
Net sales	$128,076	$112,107	$142,032	$132,582
Equity income	1,383	1,621	1,653	1,255
Total revenues	129,459	113,728	143,685	133,837
Net income (loss) from continuing operations(1)	(9,410)	6,686	11,997	2,920
Basic income (loss) from continuing operations, per share	(0.15)	0.11	0.19	0.05
Diluted income (loss) from continuing operations, per share	(0.15)	0.11	0.19	0.05
Net income (loss)(1)	(9,410)	6,686	11,997	2,920
Basic earnings (loss), per share	(0.15)	0.11	0.19	0.05
Diluted earnings (loss), per share	(0.15)	0.11	0.19	0.05

Note:

(1)	Net income attributable to our shareholders.

	December 31, 2010(1)	September 30, 2010	June 30, 2010	March 31, 2010
	(United States dollars in thousands, except per share amounts)
Net sales	$57,006	$17,622	$5,836	$4,012
Equity income	954	—	—	—
Total revenues	57,960	17,622	5,836	4,012
Net income (loss) from continuing operations(2)	46,565	71	1,004	(1,801)
Basic earnings (loss) from continuing operations, per share	0.92	0.00	0.03	(0.06)
Diluted earnings (loss) from continuing operations, per share	0.92	0.00	0.03	(0.06)
Net income (loss)(2)	46,374	4,941	(1,721)	(19,278)
Basic earnings (loss), per share	0.92	0.15	(0.06)	(0.64)
Diluted earnings (loss), per share	0.92	0.15	(0.06)	(0.64)

Notes:

(1)	We consolidated the operations of Mass from November 16, 2010.

(2)	Net income attributable to our shareholders.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table sets forth, for the periods indicated, certain key audited operating results and other financial information:

	December 31,
	2011	2010(1)
	(United States dollars in thousands, except per share amounts)
Net sales	$514,797	$84,476
Gross revenues	520,709	85,430
Costs and expenses	502,595	70,724
Costs of sales	435,392	51,362
Impairment of available-for-sale securities	12,408	—
Selling, general and administrative expense	40,378	18,316
Share-based compensation expense	7,219	72
Finance costs	7,198	974
Net income from continuing operations(2)	12,193	45,839
Net loss from discontinued operations(2)	—	(15,523)
Net income(2)	12,193	30,316
Basic earnings (loss) per share:
Continuing operations	0.19	1.28
Discontinued operations	—	(0.43)
Diluted earnings (loss) per share:
Continuing operations discontinued operations	0.19	1.28
Discontinued operations	—	(0.43)

Notes:

(1)	We consolidated the operations of Mass from November 16, 2010.

(2)	Net income attributable to our shareholders.

The following is a breakdown of our total revenues by activity for each of the years ended December 31, 2011 and 2010:

	December 31,
	2011	2010
	(United States dollars in thousands)
Gross Revenues:
Commodities and resources	$481,677	$76,478
Merchant banking	22,487	4,821
Other	16,545	4,131

	$520,709	$85,430

The following charts illustrate our revenues by business segment and geographic distribution in fiscal year ended December 31, 2011:

Based upon the yearly average exchange rates for the year ended December 31, 2011, the United States dollar decreased by approximately 4.7% and 4.0% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates in 2010. As at December 31, 2011, the United States dollar had increased by approximately 3.2% against the Euro and 2.3% against the Canadian dollar since December 31, 2010.

Gross revenues for the year ended December 31, 2011 increased to $520.7 million (consisting of net sales of $514.8 million and equity income from medical joint ventures of $5.9 million) from $85.4 million (consisting of net sales of $84.5 million and equity income from medical joint ventures of $1.0 million) in the same period of 2010, primarily as a result of the inclusion of the results of the operations of Mass since November 16, 2010.

Gross revenues for our commodities and resources business were $481.7 million for the year ended December 31, 2011, compared to $76.5 million for the same period in 2010, primarily as a result of the inclusion of the results of operations of Mass since November 16, 2010.

During the fiscal year ended December 31, 2011, gross revenues generated by our royalty marginally decreased to approximately $30.8 million from approximately $31.7 million (including royalty payments respecting prior years of $11.2 million) in the same period in 2010. This decrease in gross royalty revenues was mainly attributable to lower shipments in 2011 and the inclusion of $11.2 million of royalty payments respecting prior years including 2010. A total of 3.3 million tons and 3.8 million tons of iron ore pellets were shipped during the fiscal years ended December 31, 2011 and 2010, respectively.

Gross revenues for our merchant banking business were $22.5 million for the year ended December 31, 2011, compared to $4.8 million for the same period in 2010, primarily as a result of the inclusion of Mass since November 16, 2010.

Gross revenues for our other segment were $16.5 million for the year ended December 31, 2011, compared to $4.1 million for the same period in 2010, primarily as a result of the inclusion of Mass since November 16, 2010.

Costs of sales increased to $435.4 million during the fiscal year ended December 31, 2011 from $51.4 million for the same period in 2010, primarily as a result of the consolidation of Mass’s operations from November 16, 2010. The following is a breakdown of our costs of sales for each of the years ended December 31, 2011 and 2010:

	December 31,
	2011	2010
	(United States dollars in thousands)
Commodities and resources	$414,745	$45,994
Loss on securities, net	4,314	834
Credit losses (recovery) on loans and receivables	(530)	795
Change in fair value of investment property	56	294
Write-down on real estate held for sale	—	241
Market value decrease on commodities	4,422	—
Loss on derivative contracts, net	—	2,010
Other	12,385	1,194

Total cost of sales	$435,392	$51,362

Impairment of available-for-sale securities was $12.4 million in 2011, compared to $nil in 2010. It represents an other-than-temporary impairment charge on our strategic long-term investments.

Selling, general and administrative expenses, excluding share-based compensation, increased to $40.4 million for the year ended December 31, 2011 from $18.3 million for the same period of 2010. The increase is primarily linked to the inclusion of Mass’s operations since November 16, 2010 and, in particular, employee compensation expenses.

During the year ended December 31, 2011, non-cash and discretionary share-based compensation expense increased to $7.2 million from $0.1 million for the same period in 2010 as a result of granting 2,635,000 options to our directors and employees in January 2011. The options vested immediately, resulting in all share-based compensation expense being fully recognized in the first quarter of 2011. The Company did not grant additional options in 2011 and, accordingly, did not incur or report share-based compensation expense over the remaining life of these options.

During the year ended December 31, 2011, we incurred finance costs of $7.2 million, compared to $1.0 million for the year ended December 31, 2010. Such finance costs increased as a result of increased interest payments on our long term debt and credit facilities and factoring charges as a result of the inclusion of Mass since November 16, 2010.

For the year ended December 31, 2011, we incurred a net foreign currency transaction loss of $0.9 million, compared to $3.6 million for the same period in 2010, in the statement of operations.

We recognized a gain of $41.1 million on negative goodwill during fiscal year ended December 31, 2010 in connection with the acquisition of Mass. The negative goodwill was included in our statements of operations for the year ended December 31, 2010 and arose as the market price of our common shares on the acquisition dates was less than the fair value of the net identifiable assets acquired from Mass.

We recognized a provision for income taxes (other than resource property revenue taxes) of $1.3 million and $0.2 million during the years ended December 31, 2011 and 2010. Our statutory tax rate was 26.5% during the year ended December 31, 2011 compared to 28.5% for the same period in 2010, and our effective tax rates are lower than our statutory tax rates in the current period. The income tax paid in cash during the year ended December 31, 2011 was $1.0 million compared to $3.0 million for the same period in 2010.

We also recognized resource property revenue taxes of $4.6 million during the year ended December 31, 2011, compared to $6.7 million during the same period of 2010. The resource property revenues tax rate was 20% on the gross royalty revenue, deducted at source, which is reduced by 20% of deductible expenses. The lower taxes in 2011 are primarily a result of a tax refund claim.

Overall, we recognized an income tax expense of $6.0 million (income taxes of $1.3 million and resource property revenue taxes of $4.6 million) during the year ended December 31, 2011, compared to $7.0 million (income taxes of $0.2 million and resource property revenue taxes of $6.7 million) during the same period of 2010.

For the year ended December 31, 2011, our income from continuing operations attributable to shareholders was $12.2 million, or $0.19 per share on a basic and diluted basis, compared to $45.8 million, or $1.28 per share on a basic and diluted basis, for the same period in 2010.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

The following table sets forth, for the periods indicated, certain key operating results and other financial information:

	December 31
	2010(1)(2)	2009(2)
	(United States dollars in thousands, except per share amounts)
Net sales	$84,476	$14,718
Gross revenues	85,430	14,718
Costs and expenses	70,724	22,763
Costs of sales	51,362	8,525
Selling, general and administrative expense	18,316	16,474
Net income (loss) from continuing operations(3)	45,839	(16,320)
Net income (loss) from discontinued operations(3)	(15,523)	52,992
Net income(2)	30,316	36,672
Basic earnings (loss) per share:
Continuing operations	1.28	(0.54)
Discontinued operations	(0.43)	1.75
Diluted earnings (loss) per share:
Continuing operations discontinued operations	1.28	(0.54)
Discontinued operations	(0.43)	1.75

Notes:

(1)	We consolidated the operations of Mass from November 16, 2010.

(2)	In 2010, we deconsolidated our Industrial Business, which resulted in it being accounted for as discontinued operations in our financial statements.

(3)	Net income attributable to our shareholders.

The following is a breakdown of our total revenues by activity for each of the fiscal years ended December 31, 2010 and 2009:

	December 31,
	2010(1)	2009
	(United States dollars in thousands)
Gross Revenues:
Commodities and resources	$76,478	$13,530
Proprietary investing	4,821	—
Other	4,131	1,188

	$85,430	$14,718

Note:

(1)	The operations of Mass were consolidated as of November 16, 2010.

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

During 2010, gross revenues generated by our royalty increased to approximately $31.7 million from approximately $13.5 million in 2009. This increase in royalty income was mainly attributable to a higher royalty rate and the collection of underpayment of resource property royalty of $11.2 million in prior years. A total of 3.8 million tons and 3.2 million tons of iron ore pellets were shipped during 2010 and 2009, respectively.

Costs of sales increased to $51.4 million during the fiscal year ended December 31, 2010 from $8.5 million for the same period in 2009, primarily as a result of the consolidation of Mass’s operations from November 16, 2010.

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

We recognized a gain of $41.1 million on negative goodwill during fiscal year ended December 31, 2010 in connection with the acquisition of Mass. The negative goodwill was included in our statements of operations for the year ended December 31, 2010 arose as the market price of our common shares on the acquisition dates was less than the fair value of the net identifiable assets acquired from Mass.

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

	2011	2010	2009
	(United States dollars in thousands)
Total debt	$47,127	$52,748	$—
Less: cash and cash equivalents	(387,052)	(397,697)	(38,046)

Net debt (net cash and cash equivalents)	(339,925)	(344,949)	(38,046)
Shareholders’ equity	546,623	547,756	435,689
Debt-to-adjusted capital ratio	Not applicable	Not applicable	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges nor were there any subordinated debt instruments as at December 31, 2011, 2010 and 2009. The debt-to-adjusted capital ratio in 2011, 2010 and 2009 were not applicable as we had a net cash and cash equivalents balance.

	2011	2010	2009
	(United States dollars in thousands)
Long-term debt	$20,150	$48,604	$—
Shareholders’ equity	546,623	547,756	435,689
Long-term debt-to-equity ratio	0.04	0.09	Not applicable

During 2011, our strategy, which was unchanged from 2010 and 2009, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. We had a net cash and cash equivalent balance after deduction of the total debt. Our long-term debt-to-equity ratio was 0.04, 0.09 and not applicable as at December 31, 2011, 2010 and 2009, respectively.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	December 31,
	2011	2010	2009
	(United States Dollars in thousands)
Cash and cash equivalents	$387,052	$397,697	$38,046
Short-term securities	13,062	27,894	11,212
Total assets	858,957	854,256	951,720
Working capital	361,223	411,920	370,821
Long-term debt, less current portion	20,150	48,604	—
Shareholders’ equity	546,623	547,756	435,689

We maintain an adequate level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g. by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

As at December 31, 2011, cash and cash equivalents were $387.1 million, compared to $397.7 million and $38.0 million as at December 31, 2010 and 2009, respectively. As at December 31, 2011, short-term securities decreased to $13.1 million from $27.9 million and $11.2 million as at December 31, 2010 and 2009, respectively. The decrease in short-term securities in 2011 was a result of dispositions. As at December 31, 2011, we had a loan receivable of $19.9 million, compared to $5.8 million as at December 31, 2010 and $nil as at December 31, 2009. The increase in loan receivable was a result of drawdowns of a credit facility. Trade receivables and other receivables were $21.2 million and $9.1 million, respectively as at December 31, 2011, compared to $13.1 million and $12.1 million at December 31, 2010 and $nil and $5.7 million at December 31, 2009. The increase in trade receivables was primarily a result of our global commodity supply chain business. As at December 31, 2011, we had bills of exchange of $10.5 million, compared to $nil in each of 2010 and 2009. The value of our inventories increased to $81.2 million as at December 31, 2011, from $67.1 million and $nil as at December 31, 2010 and 2009, respectively. The increased inventories were primarily a result of our global commodity supply chain business. The value of real estate held for sale was $12.0 million as at December 31, 2011, compared to $12.5 million and $nil as at December 31, 2010 and 2009, respectively. The value of deposits, prepaid and other assets was $9.3 million as at December 31, 2011, compared to $20.8 million and $0.8 million as at December 31, 2010 and 2009 respectively. The decrease in the value of deposits, prepaid and other assets was primarily a result of the deliveries of inventories in the normal course of business.

The value of current assets of discontinued operations was $nil as at December 31, 2011 compared to $nil and $681.0 million as at December 31, 2010 and 2009, as a result of the reclassification and disposition of our former Industrial Business.

Short-Term Bank Loans and Facilities

As part of our commodities merchant banking and financial service activities, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used for day-to-day business and structured solutions activities in commodities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

As at December 31, 2011, we had credit facilities aggregating $366.3 million as follows: (i) we had unsecured revolving credit facilities aggregating $169.0 million from banks; (ii) we had revolving credit facilities aggregating $45.4 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) we had a specially structured factoring arrangement with a bank for up to a credit limit of $110.3 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; and (iv) we had a foreign exchange credit facility of $41.6 million with a bank. All of these facilities are renewable on a yearly basis.

Long-Term Debt

Other than lines of credit drawn and as may be outstanding for trade financing and commodities and structured solutions activities, as of December 31, 2011, the maturities of long-term debt were as follows:

Maturity	Principal	Interest(1)
	(United States dollars in thousands)
2012	$26,977	$979
2013	18,594	579
2014	1,556	38

	$47,127	$1,596

Note:

(1)	Undiscounted.

We expect our maturing debt to be satisfied primarily through the settlement of underlying commodities transactions, trade financing transactions, including structured solutions transactions, cash on hand and cash flow from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.

Cash Flows

Due to the type of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flows statements, our management believes it is more useful and meaningful to analyze our cash flows by the overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long term debt earlier in this section.

The global commodity supply chain business can be cyclical and the cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities for customers, for our own account, and general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of our commodities operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of commodities transactions by customers and for our own account can affect the level of receivables and influence overall working capital levels. We have a high level of cash on hand and credit facility amounts. Our management is of the opinion that we have sufficient cash flow from operations to meet our working capital and other requirements and to meet unexpected cash demands.

Cash Flows from Operating Activities

Operating activities provided cash of $44.7 million in 2011, compared to providing $43.9 million and using cash of $7.6 million in 2010 and 2009, respectively. In 2011, an increase in short-term bank borrowings for day-to-day business requirements provided cash of $49.8 million, compared to a decrease in same using $4.9 million and $nil in the same periods in 2010 and 2009, respectively. An increase in bills of exchange used cash of $10.5 million, $nil and $nil in 2011, 2010 and 2009, respectively. An increase in receivables used cash of $8.3 million in 2011, versus a decrease providing cash of $4.4 million and an increase using cash of $1.0 million in the same periods of 2010 and 2009, respectively. An increase of inventories used cash of $22.8 million in 2011, compared to $4.4 million and $nil in the same periods of 2010 and 2009, respectively. Changes in short-term securities provided cash of $5.3 million during 2011, versus using cash of $0.4 million and $nil in the comparable periods of 2010 and 2009, respectively. An increase in short-term cash deposits used cash of $4.1 million during 2011, compared to $nil for each of the same periods in 2010 and 2009, respectively. A decrease in restricted cash provided $2.9 million for 2011, compared to $0.7 million and $nil in the same periods of 2010 and 2009, respectively. A decrease in deposits, prepaid and other provided cash of $10.8 million in 2011, compared to $7.3 million and $0.4 million in 2010 and 2009. A decrease in accounts payable and accrued expenses used cash of $1.4 million in 2011, compared to an increase in accounts payable providing cash of $1.0 million and a decrease in same using cash of $1.7 million in the same periods of 2010 and 2009, respectively. A decrease in deferred sale liabilities used cash of $22.9 million in the year ended December 31, 2011, compared to an increase providing cash of $22.7 million in 2010 and $nil in 2009.

Cash Flows from Investing Activities

Investing activities used cash of $36.5 million in 2011, compared to providing cash of $224.2 million and $6.2 million in 2010 and 2009, respectively. Purchases of long-term investments used cash of $37.5 million in 2011, compared to $1.3 million and $nil in 2010 and 2009, respectively. Proceeds from sales of long-term investments provided cash of $7.4 million in 2011, compared to $13.5 million and $nil in 2010 and 2009, respectively. During 2011, a net increase in a loan receivable used cash of $14.1 million, compared to $1.7 million and $nil in 2010 and 2009, respectively. Purchases of property, plant and equipment, net of sales, used cash of $1.2 million in 2011, compared to $1.1 million and $6,000 in 2010 and 2009, respectively. Distributions from joint ventures provided net cash of $5.1 million in 2011, compared to $0.9 million in 2010 and $nil in 2009. The acquisition of a subsidiary used cash of $0.1 million in 2011, compared to the acquisition of Mass providing $213.9 million in 2010. Other items provided cash of $3.8 million (primarily consisting of sales of investment property) in 2011, compared to $0.1 million and $nil in 2010 and 2009, respectively.

Cash Flows from Financing Activities

Net cash used by financing activities was $17.4 million 2011, compared to providing cash of $46.2 million and $nil in 2010 and 2009, respectively, primarily as a result of the issuance of shares in 2010 which provided cash of $48.2 million in 2010 and the payment of dividends in 2011. Cash used by financing activities during 2011 consisted primarily of dividends paid to our shareholders and debt repayments, which used cash of $12.5 million and $4.3 million, respectively.

Future Liquidity

We had no material commitments to acquire assets or operating businesses as at December 31, 2011. We anticipate that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our reporting currency is the United States dollar. For our foreign operations with other functional currencies, we translate assets, liabilities, contingent liabilities and other financial obligations into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues are received in Euros, Chinese yuans and Canadian dollars, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for Euros, Chinese yuans and Canadian dollars prevailing during that period.

In the year ended December 31, 2011, we reported approximately a net $1.4 million currency translation adjustment loss within equity, compared to a $3.9 million loss and a $16.9 million gain in 2010 and 2009, respectively.

Contractual Obligations

The following table sets out our contractual obligations and commitments as at December 31, 2011 in connection with our long-term liabilities.

	Payments Due by Period
	(United States dollars in thousands)
Contractual Obligations(1)(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Long-term debt obligations	$27,956	$20,767	$—	$—	$48,723
Capital lease obligations	—	—	—	—	—
Operating lease obligations	1,710	2,203	898	—	4,811
Purchase obligations	3,444	—	—	—	3,444
Other long–term liabilities, provision	115	—	—	—	115

Total	$33,225	$22,970	$898	$—	$57,093

Notes:

(1)	The table does not include non-financial instrument liabilities and guarantees.

(2)	In addition to the tabular information, we have granted a credit facility up to $20.0 million to a borrower, of which $19.9 million had been drawn and remains outstanding as at December 31, 2011.

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

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited consolidated financial statements included in this annual report on Form 20-F.

The following accounting policies are the most important to our ongoing financial condition and results of operations:

Inventories

Our inventories consist of raw materials, work-in-progress and finished goods.

In general, inventories are recorded at the lower of cost or estimated net realizable value. Commodities acquired in commodity broker-trader activities with the purpose of selling them in the near future and generating a profit from fluctuations in price or margin are measured at fair value less costs to sell. Accordingly, our management must make estimates about their pricing when establishing the appropriate provisions for inventories. For the finished goods and commodity inventories, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods by various marketing strategies and channels. Actual selling price could differ from the estimated selling price, and such differences could be material.

Receivables

Typically, receivables are financial instruments which are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluations of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. As at December 31, 2011, we had recognized receivables (including loans, trade and other) aggregating $50.2 million.

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

Impairment of Property, Plant and Equipment and Interests in Resource Properties

We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we shall estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

External sources of information

(a)	during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)

significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)

market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;

(f)

significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

(g)	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

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

New Standards and Interpretations Not Yet Adopted

Certain pronouncements were issued by the IASB that are mandatory for accounting periods beginning after January 1, 2012 or later periods. The following new accounting standards and amendments are expected to have significant effects on our accounting policies, financial position, results of operations and/or financial statement presentation and disclosure.

IFRS 9, Financial Instruments, replaces International Accounting Standard, referred to as “IAS”, 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than in the profit or loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In December 2011, the IASB issued amendments to IFRS 9 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The deferral will make it possible for all phases of the project to have the same mandatory effective date. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. This relief was originally only available to companies that chose to apply IFRS 9 prior to 2012. Instead, additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. Early application of IFRS 9 is still permitted.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and Standard Interpretations Committee, referred to as “SIC”, 12, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11, Joint Arrangements establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e. joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities — Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IAS 27, Separate Financial Statements, has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28, Investments in Associates and Joint Ventures, has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

All of the “package of five” new and amended standards (IFRS 10, IFRS 11, IFSR 12, IAS 27 and IAS 28) must be applied at the same time.

IFRS 13, Fair Value Measurement, (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

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

Amendments, set out in Presentation of Items of Other Comprehensive Income¸ were issued to amend IAS 1, Presentation of Financial Statements. The amendments require the grouping of items of other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012 with full retrospective application.

IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine, applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (‘production stripping costs’) and addresses the following issues: (a) recognition of production stripping costs as an asset; (b) initial measurement of the stripping activity asset; and (c) subsequent measurement of the stripping activity asset. An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

We are currently evaluating the impacts that these new standards will have on our consolidated financial statements.

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

We have outstanding issued guarantees held by our trading and financial partners in connection with our commodities activities, and as of December 31, 2011, we had outstanding issued guarantees of up to a maximum of $27.9 million. As of December 31, 2011, $13.8 million have been used and outstanding and have not been recorded as liabilities in the consolidated balance sheet. There has been no claim against the guarantees.

Safe Harbour

Not Applicable.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We have no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any of our directors or officers was selected as a director of officer. The following table sets forth the names of each of our directors and officers, as at the date hereof:

Name (Age)	Present Position	Date of Commencement of Office with our Company	Expiration of Term of Office with our Company
Michael J. Smith (63)	Chairman, Chief Executive Officer, Interim Chief Financial Officer and Director	1986	2014
Dr. Shuming Zhao (59)(1)(2)(3)	Director	2004	2013
Robert Ian Rigg (68)(1)(2)(3)	Director	2010	2014
Indrajit Chatterjee (66)(1)(2)(3)	Director	2005	2012
Ravin Prakash (67)	Director and Executive Chairman of Magnum Minerals Private Limited	2011	2013

Notes:

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Michael J. Smith — Chairman, Chief Executive Officer and Director

Mr. Smith has been our Chairman since 2003 and a director of our company since 1986. Mr. Smith was appointed our Chief Executive Officer in March 2010. He was our Chief Financial Officer from 2003 until October 16, 2007, is currently our interim Chief Financial Officer and was our Secretary until March 1, 2008. Mr. Smith was also our Chief Executive Officer between 1996 and 2006. Mr. Smith was also previously the President, Chief Executive Officer, Secretary and a director of Mass and served as a director and officer of various public companies. Mr. Smith has experience in corporate finance, restructuring and taxation planning.

Dr. Shuming Zhao — Director

Dr. Zhao has been a director of our company since 2004. Dr. Zhao is Chair Professor and Honorary Dean of the School of Business, Nanjing University, the People’s Republic of China. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of Chinese Society of Management Modernization, President for Jiangsu Provincial Association of Human Resource Management, and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Since 1994, Dr. Zhao has acted as management consultant for several Chinese and international firms. Dr. Zhao is also a director of Little Swan Company, Ltd. (China) and Daqo New Energy Corp. (China). Dr. Zhao has successfully organized and held seven international symposia on multinational business management in 1992, 1996, 1999, 2002, 2005, 2008 and 2011. Since 1997, Dr. Zhao has been a visiting professor at Marshall School of Business, University of Southern California and the College of Business, University of Missouri-St. Louis. Dr. Zhao has lectured in countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal, and Australia.

Robert Ian Rigg — Director

Mr. Rigg has been a director of our company since 2010. Mr. Rigg is a retired accountant and holds a commerce degree in economics and accounting from the University of Melbourne and was a member of the Institute of Chartered Accountants in Canada. Mr. Rigg has experience as both a director and chief financial officer of several public companies.

Indrajit Chatterjee — Director

Mr. Chatterjee has been a director of our company since 2005. Mr. Chatterjee is a retired businessman who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.

Ravin Prakash — Director

Mr. Prakash has been a director of our company since 2011. Mr. Prakash is the Executive Chairman of Magnum Minerals Private Limited. He has over 35 years of corporate banking and financial management experience, specialized in recovery and restructuring of doubtful assets, the raising of project and trade finance and risk assessment.

Family Relationships

There are no family relationships between any of our director and executive officers.

B. Compensation

During fiscal year ended December 31, 2011, we paid an aggregate of approximately $1.6 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2011 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2011 to the senior management of our company:

Name and Principal Position	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)		Non-equity incentive compensation plan compensation ($)		Pension value ($)	All Other Compensation ($)		Total Compensation ($)
					Annual incentive plans	Long- term incentive plans
Michael J. Smith Chairman and Chief Executive Officer	301,538	—	1,079,130	(2)	133,794	—	—	179,555	(3)	1,694,017

Ravin Prakash Director and Executive Chairman of Magnum Minerals Private Limited	179,693	—	553,400	(4)	228,795	—	—	—		961,888

Prashant Sahu Executive Director of Magnum Minerals Private Limited	89,224	—	—		230,020	—	—	—		319,244

Roland Schulien Senior Vice President Finance, Europe	207,731	—	—		5,568	—	—	32,328	(5)	245,627

Notes:

(1)

Fair value of stock options is calculated pursuant to the Black-Scholes-Merton model. Please refer to note 24 to our audited consolidated financial statements included in this annual report on Form 20-F.

(2)	Represents options to purchase up to 390,000 of our common shares, which are exercisable at a price of $7.81 per common share and expire on January 1, 2016.

(3)	Consists of housing allowances and medical benefits.

(4)	Represents options to purchase up to 200,000 of our common shares, which are exercisable at a price of $7.81 per common share and expire on January 1, 2016.

(5)	Consists of auto benefits.

Directors’ Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2011 to the directors of our company.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael J. Smith(1)	—	—	—	—	—	—	—
Dr. Shuming Zhao	39,000	—	152,185	—	—	—	191,185
Ian Rigg	39,000	—	152,185	—	—	—	191,185
Indrajit Chatterjee	96,500	—	152,185	—	—	—	248,685
Ravin Prakash(2)	26,250	—	—	—	—	—	26,250

Notes:

(1)	Compensation provided to our Chairman, Michael Smith, in his capacity as an executive office is disclosed in the table above under the heading “Executive Officers”.

(2)

Ravin Prakash was appointed as director of our company April 2011. Compensation provided to Ravin Prakash in his capacity as an executive officer is disclosed in the table above under the heading “Executive Officers”.

A total of $0.7 million was paid to our directors for services rendered as directors, or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid an annual fee of $30,000 and $750 for each director’s meeting attended as well as additional fees, as applicable, for their respective participation on our Audit and Compensation Committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.

Termination and Change of Control Benefits

Effective March 1, 2008, we entered into an independent consulting agreement with Michael Smith, our Chairman and Chief Executive Officer, pursuant to which he provides consulting services to us. In the event that the agreement is terminated by us or in the event of a change of control, Mr. Smith is entitled to receive a termination payment equal to the sum of three times the aggregate consulting fee paid to Mr. Smith in the previous twelve months plus the higher of his current bonus or the highest bonus received by him in the previous five years prior to such termination. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of the termination of the agreement and the date of the change of control, to require us to purchase all or any part of our common shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of our common shares on the NYSE for the ten preceding trading days. Assuming a discontinuance of Mr. Smith’s services as a result of termination or a change of control effective December 31, 2011, we would have been required to make a maximum payment to Mr. Smith in the aggregate amount of $2,843,795 pursuant to the terms of his consulting arrangement.

Pension Plan Benefits

As of December 31, 2011, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.

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

Name of Director	Director Since	Expiration of Current Term
Michael J. Smith	1986	2014
Ian Rigg	2010	2014
Indrajit Chatterjee	2005	2012
Dr. Shuming Zhao	2004	2013
Ravin Prakash	2011	2013

Other than as discussed elsewhere herein, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Our board of directors has established an audit committee. Our audit committee currently consists of Dr. Shuming Zhao, Ian Rigg and Indrajit Chatterjee. The audit committee operates pursuant to a charter adopted by the board of directors. A copy of our audit committee charter is attached as Exhibit 99.1 to our annual report filed with the SEC on April 3, 2006. The audit committee is appointed and generally acts on behalf of the board of directors. The audit committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The audit committee also oversees our company’s financial reporting process and internal controls and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, accounting principles and auditing procedures being applied.

Our board of directors has established a compensation committee. Our compensation committee currently consists of Dr. Shuming Zhao, Ian Rigg and Indrajit Chatterjee. The compensation committee operates pursuant to a compensation committee charter adopted by the board of directors. A copy of our compensation committee charter is attached as exhibit 99.2 to our annual report filed with the SEC on April 3, 2007. The compensation committee is appointed and generally acts on behalf of the board of directors. The compensation committee is responsible for reviewing and approving annual salaries, bonuses and other forms and items of compensation for the senior officers and employees of our company. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the compensation committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to our board of directors on compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

Effective July 15, 2005, we formed a nominating and corporate governance committee. The nominating and corporate governance committee currently consists of Ian Rigg, Dr. Shuming Zhao and Indrajit Chatterjee. The nominating and corporate governance committee operates pursuant to a charter adopted by our board of directors. A copy of our nominating and corporate governance charter is attached as Exhibit 99.3 to our annual report filed with the SEC on April 3, 2007. The primary function of the nominating and corporate governance committee is to assist our board of directors in developing our approach to corporate governance issues and monitoring performance against the defined approach. The nominating and corporate governance committee is also responsible for the nomination of directors by identifying and reporting on candidates to be nominated to our board of directors.

D. Employees

At December 31, 2011, 2010 and 2009, we employed approximately 616, 678 and 780 people, respectively.

E. Share Ownership

There were 62,561,421 common shares, 2,635,000 stock options and no share purchase warrants issued and outstanding as of March 29, 2012. Of the shares issued and outstanding on that date, our directors and officers, who served in such positions at any time during the fiscal year ended December 31, 2011, owned the following common shares:

Name and Principal Position	Common Shares Beneficially Owned (#)	Percentage of Total Common Shares Outstanding (%)	Stock Options Held (#)
Michael J. Smith	272,727	0.4	390,000
Chairman, Chief Executive Officer and Director

Dr. Shuming Zhao	—	—	55,000
Director

Ian Rigg	7,230	—	55,000
Director

Indrajit Chatterjee	—	—	55,000
Director

Ravin Prakash	—	—	200,000
Director and Executive Chairman of Magnum Minerals Private Limited

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 5,524,000. Each option upon its exercise entitles the grantee to purchase one common share. The exercise price of an option may not be less than the closing market price of our common shares on the NYSE, on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the NYSE, for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. An aggregate 1,720,000 options were granted during the year ended December 31, 2011. There were 1,720,000 options outstanding as at December 31, 2011. There were 12,344 options available for grant under the stock option plan as at December 31, 2011.

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

The maximum number of our common shares that may be issuable pursuant to all Awards granted under the Incentive Plan is 1,500,000 common shares. Forfeited, cancelled, returned and lapsed Awards are not counted against the 1,500,000 common shares. Any Awards, or portions thereof, that are settled in cash and not by issuance of our common shares are not counted against the 1,500,000 common shares. As of the date of this annual report on Form 20-F, 915,000 Awards have been issued pursuant to the Incentive Plan and 585,000 Awards are available for issuance.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

There were 62,561,421 common shares issued and outstanding as of March 29, 2012. The following table sets forth, as of March 29, 2012, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name	Amount Owned		Percent of Class(1)
Peter Kellogg	13,820,910	(2)	22.1%

Notes:

(1)	Based on 62,561,421 common shares issued and outstanding on March 29, 2012.

(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 10,097,211 of the shares, or approximately 16.1% of the issued and outstanding common shares.

The voting rights of our major shareholders do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of March 28, 2012, there were 62,561,421 common shares issued and outstanding held by 586 registered shareholders. Of those common shares issued and outstanding, 62,387,126 common shares were registered in the United States (522 registered shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, since January 1, 2011, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties. In addition to transactions disclosed elsewhere in our financial statements for the year ended December 31, 2011 and in this annual report on Form 20-F, we had the following transactions with affiliates during the year ended December 31, 2011:

Continuing operations

2011
(United States dollars in thousands)
Dividend income on common shares*	$181
Royalty expense paid and payable*	(773)
Sales of goods	455
Fee income	32
Purchases of goods	(3,476)
Director’s salary from a subsidiary to a close family member of a director	(21)
Interest income	296

*	included in income from an interest in resource property

In addition to the transactions above, in 2011, in the normal course of business, we purchased long-term available-for-sale securities with a fair value of $1.4 million for cash from an entity which was a related party until June 2011.

Transactions with related parties are made in arm’s length transactions at normal market prices and on normal commercial terms.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8:	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Effective January 1, 2010, we adopted IFRS following approval from the Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency. The consolidated financial statements have been prepared in compliance with IFRS. See “Item 18: Financial Statements”.

Legal Proceedings

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

Dividend Distributions

On January 10, 2011, we announced that our board of directors had adopted an annual dividend policy, providing for an annual dividend based on the annual dividend yield of the NYSE Composite Index for the preceding year plus 25 basis points. On the same date, we announced an annual cash dividend for 2011 of $0.20 per common share, payable in four quarterly installments. The dividend payments of $0.05 per share were made: (i) on January 31, 2011 to shareholders of record on January 20, 2011; (ii) on April 11, 2011 to shareholders of record on March 31, 2011; (iii) on July 11, 2011 to shareholders of record on June 30, 2011; and (iv) on October 11, 2011 to shareholders of record on September 30, 2011.

On January 17, 2012, we announced that our board of directors had declared an annual cash dividend for 2012 of $0.22 per common share, payable in four quarterly instalments. The 2012 dividend is 10% higher than the dividend paid in 2011, and, based on the closing price of $7.01 for our common shares on December 31, 2011, represents a dividend yield of approximately 3.13%, compared to an annual dividend yield of approximately 2.51% for the NYSE Composite Index in 2011. The first dividend payment of $0.05 per common share was made on February 10, 2012 to shareholders of record on January 27, 2012 and a second payment of $0.05 per common share will be made on April 10, 2012 to shareholders of record on March 30, 2012.

The actual timing, payment and amount of dividends paid on our common shares is determined by our board of directors, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business consideration as our board of directors considers relevant.

B. Significant Changes

Please refer to “Item 4: Information on the Company — A. History and Development of the Company —  Recent Developments” and Note 34 of our annual financial statements included herewith for a discussion of significant events that have occurred after December 31, 2011.

ITEM 9:	THE OFFER AND LISTING

A. Offer and Listing Details

Since June 18, 2007, our common shares have been quoted on the NYSE, currently under the symbol “MIL”. Previously, our common shares were traded on the NASDAQ Global Select Market under the symbol “KHDH”. We voluntarily terminated our listing on the NASDAQ Global Select Market, and the last day of trading of our common shares on the Nasdaq Global Select Market was June 15, 2007. The following table sets forth the high and low sales of prices of our common shares on the NYSE and the NASDAQ Global Select Market for the periods indicated.

	Exchange(1)
	High ($)(2)	Low ($)(2)
Annual Highs and Lows
2007	45.74	18.00
2008	35.79	6.50
2009	14.20	6.65
2010	16.10	6.60
2011	9.00	6.17

Quarterly Highs and Lows 2010
First Quarter	16.10	11.82
Second Quarter	14.94	7.00
Third Quarter	8.94	6.60
Fourth Quarter	8.79	7.46

2011
First Quarter	9.00	7.15
Second Quarter	8.59	7.41
Third Quarter	7.88	6.66
Fourth Quarter	7.36	6.17

Monthly Highs and Lows
September 2011	7.59	6.66
October 2011	7.25	6.50
November 2011	7.36	6.46
December 2011	7.03	6.17
January 2012	7.87	7.03
February 2012	8.16	7.58
March 2012(3)	8.08	7.35

Notes:

(1)	Shares were traded on the Nasdaq Global Select Market up to and including June 15, 2007 and then on the NYSE on and after June 18, 2007.

(2)	All numbers have been adjusted to reflect the two (2) for one (1) stock split effective September 10, 2007.

(3)	For the period from March 1 until March 29, 2012.

The transfer of our common shares is managed by our transfer agent, Computershare Shareholder Services, 480 Washington Boulevard, Jersey City, NJ 07310 (Tel: 201-680-5258; Fax: 201-680-4604).

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are quoted on the NYSE under the symbol “MIL”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

We are organized under the laws of the Province of British Columbia, Canada and have been assigned the number BC0778539.

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

In September 2010, we entered into an agreement with Mass and our wholly-owned subsidiary, which provided for our acquisition of Mass by way of a multi-step transaction, including the offer to purchase all of the outstanding class A common shares of Mass and the subsequent amalgamation of Mass with our wholly-owned subsidiary. For further information, please see the section of this annual report on Form 20-F entitled “Item 4: Information on the Company — A. History and Development of the Company”.

In February 2010, we entered into an Arrangement Agreement with KID whereby we agreed, subject to receipt of shareholder approval and the satisfaction of other conditions as set forth in the agreement, to distribute to our shareholders all of the shares of KID currently held by us in several distributions. Pursuant to the Arrangement Agreement, we made distributions of the KID shares held by us to our shareholders on March 30, 2010, July 1, 2010, September 23, 2010 and December 31, 2010. For further information, please see the section of this annual report on Form 20-F entitled “Item 4: Information on the Company — A. History and Development of the Company”.

D. Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittances of dividends to shareholders not resident in Canada are subject to withholding tax in Canada. See “Item 10: Additional Information — E. Taxation”.

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

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Material Canadian Federal Income Tax Consequences” above.

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

I. Subsidiary Information

For a list of our significant wholly-owned direct and indirect subsidiaries and significant non-wholly-owned subsidiaries, see “Item 4: Information on the Company — C. Organizational Structure”.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and other prices which may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

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

Please refer to Note 32 of our annual consolidated financial statements for the years ended December 31, 2011 and 2010 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2011.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our company’s Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2011. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective.

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on this evaluation, management concluded that, as of December 31, 2011, our company’s internal control over financial reporting was effective.

The effectiveness of our company’s internal control over financial reporting as of December 31, 2011 has been audited by our independent registered chartered accountants, Deloitte & Touche LLP, who also audited our consolidated financial statements for the year ended December 31, 2011. Deloitte & Touche LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011. Their report is included in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS as required by National Instrument 52-109.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our board of directors has determined that Dr. Shuming Zhao, a member of our audit committee, qualifies as an “audit committee financial expert” and is “independent” as such terms are used in Section 303A.02 of the NYSE Listed Company Manual.

Dr. Shuming Zhao is an Honorary Dean and Chair Professor at the School of Business, Nanjing University. He received his B. A. (English Language and Literature) from Nanjing University and his M. A. (Education) and Ph.D. in Higher Education Administration and Human Resource Management from Claremont Graduate School, U.S.A. He is one of the leading business educators in China. Under his leadership, Nanjing University has been selected as a National Key Program in Business Administration. He is a member, Science and Technology Academic Committee of the Ministry of Education; Vice Chairman, Advisory Committee for Business Programs, Ministry of Education; member, Review Committee for Management Sciences, National Natural Science Foundation of China; member, National MBA Advisory Committee; and member, Human Resource Development Committee of Macau Special Administration Region Government. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of Chinese Society of Management Modernization, President for Jiangsu Provincial Association of Human Resource Management, and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Since 1994, Dr. Zhao has acted as management consultant for several Chinese and international firms. Dr. Zhao is also a director of Little Swan Company, Ltd. (China) and Daqo New Energy Corp. (China). Dr. Zhao has successfully organized and held seven international symposia on multinational business management in 1992, 1996, 1999, 2002, 2005, 2008 and 2011. Since 1997, Dr. Zhao has been a visiting professor at Marshall School of Business, University of Southern California and the College of Business, University of Missouri-St. Louis. Dr. Zhao has lectured in the countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal, and Australia.

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

We will provide a copy of the Code of Ethics or the Code of Conduct to any person without charge, upon request. Requests can be sent by mail to: MFC Industrial Ltd., Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees for audit services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2011 by Deloitte & Touche LLP and December 31, 2010 by a member of NEXIA International, Davidson & Company LLP were C$1,055,000 and C$1,220,000, respectively (including all fees related to the audit of our annual financial statements for the fiscal years ended December 31, 2011 and 2010).

Audit Related Fees

For the fiscal year ended December 31, 2010, Deloitte & Touche LLP and a member of NEXIA International, Davidson & Company LLP, respectively, performed assurance or related services relating to the performance of the audit or review of our financial statements which are not reported under the caption “Audit Fees” above, for aggregate fees totalling C$68,803 and C$123,000, respectively. For the fiscal year ended December 31, 2011, Deloitte & Touche LLP performed assurance or related services relating to the performance of the audit or review of our financial statements which are not reported under the caption “Audit Fees” above, for aggregate fees totalling C$30,700.

Tax Fees

For the fiscal years ended December 31, 2011 and 2010, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte & Touche LLP and a member of NEXIA International, Davidson & Company LLP, respectively, were C$nil and C$96,100, respectively.

All Other Fees

For the fiscal years ended December 31, 2011 and 2010, the aggregate fees billed by Deloitte & Touche LLP and a member of NEXIA International, Davidson & Company LLP, for non-audit professional services was C$nil and C$82,875, respectively, in connection with non-management support services and reimbursement of disbursements.

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

The audit committee has considered the nature and amount of the fees billed for the fiscal year ended December 31, 2011 by Deloitte & Touche LLP and December 31, 2010 by a member of NEXIA International, Davidson & Company LLP, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Deloitte & Touche LLP and a member of NEXIA International, Davidson & Company LLP, respectively.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2011, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

During the year ended December 31, 2011, one independent accountant who was previously engaged as the principal accountant to audit our financial statements, a member of NEXIA International, Davidson & Company LLP, resigned.

Resignation of a Member of NEXIA International, Davidson & Company LLP

Upon mutual agreement, a member of NEXIA International, Davidson & Company LLP, resigned as our principal accountant effective November 14, 2011 and we appointed Deloitte & Touch LLP as our independent registered public accounting firm for the year ended December 31, 2011. Our Audit Committee and board of directors considered and approved the decision to change accountants.

The audit report of a member of NEXIA International, Davidson & Company LLP on our financial statements for the fiscal years ended December 31, 2010 prepared in accordance with IFRS did not contain an adverse opinion, a disclaimer of opinion, a modification or a qualification.

During our most recent fiscal year and any subsequent interim period preceding such resignation, there were no disagreements with a member of NEXIA International, Davidson & Company LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of a member of NEXIA International, Davidson & Company LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

None of the following events occurred within our two most recent fiscal years and any subsequent interim period preceding a member of NEXIA International, Davidson & Company LLP’s resignation:

(A)	a member of NEXIA International, Davidson & Company LLP advised us that the internal controls necessary for us to develop reliable financial statements did not exist;

(B)

a member of NEXIA International, Davidson & Company LLP advised us that information came to a member of NEXIA International, Davidson & Company LLP’s attention that has led it to no longer be able to rely on our management’s representations, or that had made it unwilling to be associated with the financial statements prepared by our management;

(C)

a member of NEXIA International, Davidson & Company LLP advised us of the need to expand significantly the scope of its audit, or that information came to a member of NEXIA International, Davidson & Company LLP’s attention during our two most recent fiscal years and any subsequent interim period, that if further investigated may:

(i)

materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or

(ii)	cause it to be unwilling to rely on our management’s representations or be associated with our financial statements; and

due to a member of NEXIA International, Davidson & Company LLP’s resignation (due to audit scope limitations or otherwise), or for any other reason, a member of NEXIA International, Davidson & Company LLP, did not so expand the scope of its audit or conduct such further investigation; or

(D)

a member of NEXIA International, Davidson & Company LLP, advised us that information came to a member of NEXIA International, Davidson & Company LLP’s attention that it had concluded materially impacts the fairness or reliability of either:

(i)	a previously issued audit report or the underlying financial statements, or

(ii)

the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to a member of NEXIA International, Davidson & Company LLP’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and

due to a member of NEXIA International, Davidson & Company LLP’s resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to a member of NEXIA International, Davidson & Company LLP’s satisfaction prior to its resignation.

Appointment of Deloitte & Touche LLP

Our board of directors appointed Deloitte & Touche LLP to be our principal accountant effective November 14, 2011. Deloitte & Touche LLP were previously our auditors and had resigned as such in November 2010.

Except as they may have advised us in their position as the auditors of our Company, during our two most recent fiscal years and any subsequent interim period prior to engaging Deloitte & Touche LLP, we did not consult them regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Disclosure Provided to Former Accountants

We have provided a member of NEXIA International, Davidson & Company LLP and Deloitte & Touche LLP with a copy of our disclosure under Item 16F of this annual report on Form 20-F. We have requested that a member of NEXIA International, Davidson & Company LLP and provided the opportunity to Deloitte & Touche LLP, to furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us in response to this Item 16F(a) and if not, stating the respects in which it does not agree. We have filed the letter from a member of NEXIA International, Davidson & Company LLP as Exhibit 15.1 to this annual report on Form 20-F.

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

•

Since January 1, 2006, our independent directors (all of whom are non-management directors) have not held any meetings at which non-independent directors and members of management were not in attendance.

•	Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.

Our current stock option plan requires shareholder approval of the plan, but not shareholder approval of material revisions to the plan.

ITEM 16H:	MINE SAFETY DISCLOSURE

None.

ITEM 17:	FINANCIAL STATEMENTS

Not applicable. See “Item 18: Financial Statements”.

ITEM 18:	FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Report of Independent Chartered Accountants, Deloitte & Touche LLP, dated March 30, 2012 on the consolidated financial statements of our company for the year ended December 31, 2011	56

2.	Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, on the effectiveness of internal controls over financial reporting	57

3.	Report of Independent Registered Chartered Accountants, a member of NEXIA International, Davidson & Company LLP, dated March 31, 2011 on the consolidated financial statements of our company for the years ended December 31, 2010 and 2009	58

4.	Consolidated statements of financial position as of December 31, 2011 and 2010	59

5.	Consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009.	60

6.	Consolidated statements of comprehensive income for the years ended December 31, 2011, 2010 and 2009	61

7.	Consolidated statements of changes in equity for the years ended December 31, 2011, 2010 and 2009	62

8.	Consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009.	63

9.	Notes to consolidated financial statements as of December 31, 2011	64

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

MFC Industrial Ltd. (formerly Terra Nova Royalty Corporation)

We have audited the accompanying consolidated financial statements of MFC Industrial Ltd. (formerly Terra Nova Royalty Corporation) and subsidiaries (collectively the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, and the consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MFC Industrial Ltd. (formerly Terra Nova Royalty Corporation) and subsidiaries as at December 31, 2011, and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

The consolidated statements of financial position as at December 31, 2010, and the consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2010 and 2009, were audited by another auditor who issued an unmodified opinion on March 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

March 30, 2012

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of

MFC Industrial Ltd. (formerly Terra Nova Royalty Corporation)

We have audited the internal control over financial reporting of MFC Industrial Ltd. (formerly Terra Nova Royalty Corporation) and subsidiaries (collectively the “Company”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011, of the Company and our report dated March 30, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

March 30, 2012

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of

MFC Industrial Ltd.

(formerly Terra Nova Royalty Corporation)

We have audited the accompanying consolidated statement of financial position of MFC Industrial Ltd. (formerly Terry Nova Royalty Corporation) and subsidiaries (the “Company”) as at December 31, 2010, and the related consolidated statement of operations, comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2009. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010, and the results of its operations and cash flows for the years ended December 31, 2010 and 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated statements of operations, comprehensive income, equity and cash flows for the year ended December 31, 2009, prepared in accordance with Canadian generally accepted accounting principles (not presented separately herein) were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 26, 2010.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 31, 2011

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(United States Dollars in Thousands)

	Notes	December 31, 2011	December 31, 2010
ASSETS
Current Assets
Cash and cash equivalents		$387,052	$397,697
Short-term deposits		163	—
Securities	6	13,062	27,894
Restricted cash	7	623	3,464
Loan receivable	8	19,869	5,792
Bills of exchange	9	10,545	—
Trade receivables	9	21,154	13,088
Other receivables	10	9,144	12,107
Inventories	11	81,223	67,102
Real estate held for sale		12,012	12,480
Deposits, prepaid and other	12	9,344	20,847

Total current assets		564,191	560,471
Non-current Assets
Securities	13	11,606	7,262
Equity method investments	14	18,726	5,713
Investment property	15	33,585	38,584
Property, plant and equipment	16	3,743	4,202
Interests in resource properties	17	219,582	231,297
Deferred income tax assets	18	7,524	6,727

Total non-current assets		294,766	293,785

		$858,957	$854,256

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	19	$114,239	$69,979
Debt, current portion	20	26,977	4,144
Accounts payables and accrued expenses	21	42,226	47,130
Provisions	22	115	362
Income tax liabilities		4,453	3,803
Deferred sale liabilities	11	14,958	23,133

Total current liabilities		202,968	148,551
Long-term Liabilities Debt, less current portion	20	20,150	48,604
Deferred income tax liabilities	18	61,045	64,436
Provisions	22	—	232
Deferred sale liabilities	11	25,647	39,993

Total long-term liabilities		106,842	153,265

Total liabilities		309,810	301,816
Equity
Capital stock	23	382,289	381,673
Treasury stock	23	(68,117)	(67,501)
Contributed surplus		13,028	5,775
Retained earnings		213,200	213,519
Accumulated other comprehensive income		6,223	14,290

Shareholders’ equity		546,623	547,756
Non-controlling interests		2,524	4,684

Total equity		549,147	552,440

		$858,957	$854,256

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2011, 2010 and 2009

(United States Dollars in Thousands, Except per Share Amounts)

	Notes	2011	2010	2009
Net sales	5&25	$514,797	$84,476	$14,718
Equity income	5&25	5,912	954	—

Gross revenues		520,709	85,430	14,718

Costs and Expenses:
Costs of sales	25	435,392	51,362	8,525
Impairment of available-for-sale securities		12,408	—	—
Selling, general and administrative		40,378	18,316	16,474
Share-based compensation (recovery) — selling, general and administrative	24	7,219	72	(2,713)
Finance costs		7,198	974	477

		502,595	70,724	22,763

Income (loss) from operations		18,114	14,706	(8,045)

Other items:
Exchange differences on foreign currency transactions		(933)	(3,608)	(3,208)
Negative goodwill	3	—	41,058	—
Loss on settlement of investment in preferred shares of former subsidiaries		—	—	(9,538)

Income (loss) before income taxes		17,181	52,156	(20,791)
Income tax (expense) recovery:
Income taxes	26	(1,336)	(231)	7,510
Resource property revenue taxes	26	(4,647)	(6,744)	(3,039)

		(5,983)	(6,975)	4,471

Income (loss) from continuing operations		11,198	45,181	(16,320)
Income (loss) from discontinued operations		—	(15,449)	54,042

Net income for the year		11,198	29,732	37,722
Less: Net (income) loss attributable to non-controlling interests		995	584	(1,050)

Net income attributable to owners of the parent company		$12,193	$30,316	$36,672

Consisting of: Continuing operations		$12,193	$45,839	$(16,320)
Discontinued operations		—	(15,523)	52,992

		$12,193	$30,316	$36,672

Basic earnings (loss) per share: Continuing operations		$0.19	$1.28	$(0.54)
Discontinued operations		—	(0.43)	1.75

		$0.19	$0.85	$1.21

Diluted earnings (loss) per share: Continuing operations		$0.19	$1.28	$(0.54)
Discontinued operations		—	(0.43)	1.75

		$0.19	$0.85	$1.21

Weighted average number of common shares outstanding
— basic	27	62,561,421	35,857,873	30,354,207
— diluted	27	62,561,421	35,858,911	30,354,207

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2011, 2010 and 2009

(United States Dollars in Thousands)

	2011	2010	2009
Net income for the year	$11,198	$29,732	$37,722

Other comprehensive income (loss), net of tax
Exchange differences arising from translating financial statements of foreign operations and U.S. dollar reporting	(1,359)	(7,810)	16,916
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated	—	3,928	—

Net exchange differences	(1,359)	(3,882)	16,916

Fair value gain (loss) on available-for-sale securities	(14,615)	10,313	—
Reclassification of fair value loss (gain) on available-for-sale securities to statements of operations for securities disposed of or impaired	7,860	(8,322)	—

Net fair value gain (loss) on available-for-sale securities	(6,755)	1,991	—

Other comprehensive income (loss)	(8,114)	(1,891)	16,916

Total comprehensive income for the year	3,084	27,841	54,638
Comprehensive (income) loss attributable to non-controlling interests	1,042	912	(2,113)

Comprehensive income attributable to owners of the parent company	$4,126	$28,753	$52,525

Consisting of: Continuing operations	$4,126	$52,069	$(2,288)
Discontinued operations	—	(23,316)	54,813

	$4,126	$28,753	$52,525

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2011, 2010 and 2009

(United States Dollars in Thousands)

	Capital Stock		Treasury Stock				Accumulated Other Comprehensive Income
	Number of Shares	Amount	Number of Shares	Amount	Contributed Surplus, share- based Compen- sation	Retained Earnings	Available- for-sale securities	Currency Translation Adjustment	Shareholders’ Equity	Non- controlling Interests	Total Equity
Balance at January 1, 2009	36,135,528	$143,826	(5,612,883)	$(93,793)	$7,623	$328,264	$—	$—	$385,920	$3,709	$389,629
Net income	—	—	—	—	—	36,672	—	—	36,672	1,050	37,722
Settlement with an affiliate	—	—	(262,734)	(2,365)	—	—	—	—	(2,365)	—	(2,365)
Cancellation of treasury stock	(558,373)	(2,222)	558,373	12,824	—	(10,602)	—	—	—	—	—
Purchase of shares in a subsidiary	—	—	—	—	—	—	—	—	—	(419)	(419)
Share-based compensation	—	—	—	—	(391)	—	—	—	(391)	—	(391)
Translation adjustment	—	—	—	—	—	—	—	15,853	15,853	1,063	16,916

Balance at December 31, 2009	35,577,155	141,604	(5,317,244)	(83,334)	7,232	354,334	—	15,853	435,689	5,403	441,092
Net income	—	—	—	—	—	30,316	—	—	30,316	(584)	29,732
Dividends paid	—	—	—	—	—	—	—	—	—	(1,212)	(1,212)
Cancellation of treasury stock	(2,174,988)	(8,676)	2,174,988	18,459	—	(9,783)	—	—	—	—	—
Purchase of shares in a company	41,400	303	—	—	—	—	—	—	303	—	303
Purchase of shares in a subsidiary	—	—	—	—	—	—	—	—	—	(12)	(12)
Distribution of shares in a former subsidiary	—	—	—	—	—	(161,348)	—	—	(161,348)	(3,930)	(165,278)
Rights offering	7,571,227	49,549	—	—	—	—	—	—	49,549	—	49,549
Acquisition of Mass Financial Corp.	24,992,122	198,487	(328,239)	(2,626)	—	—	—	—	195,861	5,313	201,174
Exercise of stock options	25,000	406	—	—	(80)	—	—	—	326	—	326
Share-based compensation	—	—	—	—	(1,377)	—		—	(1,377)	34	(1,343)
Net change in available-for-sale securities	—	—	—	—	—	—	1,991	—	1,991	—	1,991
Translation adjustment	—	—	—	—	—	—	—	(3,554)	(3,554)	(328)	(3,882)

Balance at December 31, 2010	66,031,916	381,673	(3,470,495)	(67,501)	5,775	213,519	1,991	12,299	547,756	4,684	552,440
Net income	—	—	—	—	—	12,193	—	—	12,193	(995)	11,198
Dividends paid	—	—	—	—	—	(12,512)	—	—	(12,512)	(586)	(13,098)
Transfer of an interest in resource property	—	—	—	—	—	—	—	—	—	1,172	1,172
Derecognition of a subsidiary	—	—	—	—	—	—	—	—	—	(1,670)	(1,670)
Issuance of preferred shares	616,380	616	(616,380)	(616)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	7,253	—	—	—	7,253	(34)	7,219
Net change in available-for-sale securities	—	—	—	—	—	—	(6,750)	—	(6,750)	(5)	(6,755)
Translation adjustment	—	—	—	—	—	—	—	(1,317)	(1,317)	(42)	(1,359)

Balance at December 31, 2011	66,648,296	$382,289	(4,086,875)	$(68,117)	$13,028	$213,200	$(4,759)	$10,982	$546,623	$2,524	$549,147

Total Comprehensive Income (Loss) for the Year	Owners of the Parent Company	Non- Controlling Interests	Total
2009	52,525	2,113	54,638
2010	28,753	(912)	27,841
2011	4,126	(1,042)	3,084

	Common Shares		Class A Common Shares*		Preferred Shares*		Total Capital Stock
Components of Capital Stock	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at January 1, 2009	36,135,528	$143,826	—	$—	—	$—	36,135,528	$143,826
Cancellation of treasury stock	(558,373)	(2,222)	—	—	—	—	(558,373)	(2,222)

Balance at December 31, 2009	35,577,155	141,604	—	—	—	—	35,577,155	141,604
Cancellation and re-issuance	(5,317,244)	(21,210)	2,174,988	8,676	3,142,256	12,534	—	—
Cancellation of treasury stock	—	—	(2,174,988)	(8,676)	—	—	(2,174,988)	(8,676)
Purchase of shares in subsidiaries	41,400	303	—	—	—	—	41,400	303
Rights offering	7,571,227	49,549	—	—	—	—	7,571,227	49,549
Acquisition of Mass Financial Corp.	24,992,122	198,487	—	—	—	—	24,992,122	198,487
Exercise of stock options	25,000	406	—	—	—	—	25,000	406

Balance at December 31, 2010	62,889,660	369,139	—	—	3,142,256	12,534	66,031,916	381,673
Issuance of preferred shares	—	—	—	—	616,380	616	616,380	616

Balance at December 31, 2011	62,889,660	$369,139	—	$—	3,758,636	$13,150	66,648,296	$382,289

*	All the Class A Common Shares and Preferred Shares were and are held by the Group as treasury stock.

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2011, 2010 and 2009

(United States Dollars in Thousands)

	2011	2010	2009
Cash flows from continuing operating activities:
Income (loss) from continuing operations	$11,198	$45,181	$(16,320)
Adjustments for:
Amortization, depreciation and depletion	13,204	11,766	8,563
Exchange differences on foreign currency transactions	933	3,608	3,208
(Gain) loss on short-term securities	6,507	171	(324)
Gain on available-for-sale securities	(1,721)	—	—
Impairment of available-for-sale securities	12,408	—	—
Stock-based compensation (recovery)	7,219	72	(2,713)
Deferred income taxes	(2,533)	(1,447)	(7,598)
Equity income	(5,912)	(954)	—
Market value decrease (increment) on commodity inventories	4,422	(1,982)	—
Negative goodwill	—	(41,058)	—
Loss on settlement of investment in preferred shares of former subsidiaries	—	—	9,538
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term cash deposits	(4,148)	—	—
Short-term securities	5,263	(395)	—
Restricted cash	2,862	723	—
Bills of exchange	(10,545)	—	—
Receivables	(8,261)	4,380	(958)
Inventories	(22,816)	(4,403)	—
Deposits, prepaid and other	10,829	7,334	371
Short-term bank borrowings	49,836	(4,893)	—
Accounts payable and accrued expenses	(1,363)	1,016	(1,692)
Deferred sale liabilities	(22,912)	22,739	—
Income tax liabilities	783	318	129
Provisions	(95)	(73)	—
Other	(426)	1,795	175

Cash flows (used in) provided by continuing operating activities	44,732	43,898	(7,621)
Cash flows from continuing investing activities:
Purchases of property, plant and equipment, net	(1,168)	(1,111)	(6)
Purchases of long-term investments	(37,520)	(1,338)	—
Proceeds from sales of long-term investments	7,413	13,519	—
Settlement of investment in preferred shares of former subsidiaries	—	—	6,195
Increase in loan receivables	(21,821)	(9,715)	—
Decrease in loan receivables	7,744	8,000	—
Distributions from joint ventures, net	5,072	867	—
Acquisition of a subsidiary (net of cash acquired)	(95)	213,850	—
Other	3,847	114	—

Cash flows (used in) provided by continuing investing activities	(36,528)	224,186	6,189
Cash flows from continuing financing activities:
Debt repayment	(4,309)	(813)	—
Issuance of shares	—	48,224	—
Dividends paid to shareholders	(12,512)	—	—
Dividends paid to non-controlling interests	(586)	(1,212)	—

Cash flows (used in) provided by continuing financing activities:	(17,407)	46,199	—
Cash flows used in discontinued operating activities	—	(15,671)	(2,227)
Cash flows (used in) provided by discontinued investing activities	—	(286,375)	1,095
Cash flows used in discontinued financing activities	—	(10,329)	—
Exchange rate effect on cash and cash equivalents	(1,442)	(24,762)	14,028

(Decrease) increase in cash and cash equivalents	(10,645)	(22,854)	11,464
Cash and cash equivalents, beginning of year	397,697	420,551	409,087

Cash and cash equivalents, end of year	$387,052	$397,697	$420,551

Cash and cash equivalents at end of year consisted of:
Cash	$286,877	$219,109	$406,219
Money market and highly liquid funds	100,175	178,588	14,332

	$387,052	$397,697	$420,551

Continuing operations	$387,052	$397,697	$38,046
Discontinued operations	—	—	382,505

	$387,052	$397,697	$420,551

Supplemental cash flows disclosure (see Note 30).
Interest received	$9,846	$2,277	$126
Dividends received	504	466	281
Interest paid	(6,267)	(463)	(478)
Income taxes paid (including resource property revenue taxes)	(7,620)	(9,647)	(3,039)

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011

Note 1.    Nature of Business and Summary of Significant Accounting Policies

MFC Industrial Ltd. (“MFC Industrial” or the “Company”, formerly Terra Nova Royalty Corporation) is incorporated under the laws of British Columbia, Canada. MFC Industrial is a global commodities supply chain company.

In November and December 2010, MFC Industrial, through a share exchange, acquired all of the issued and outstanding shares of Mass Financial Corp. (“Mass”) (see Note 3). Mass and its subsidiaries (collectively, “Mass Group”) are primarily in the commodities and resources business, and merchant banking. The Group consolidated the results of the operations of Mass Group since November 16, 2010.

Until the end of March 2010, MFC Industrial also operated in the industrial plant technology, equipment and service business for the cement and mining industries through its former subsidiary KHD Humboldt Wedag International AG in Germany and its subsidiaries and affiliates (collectively “KID”). MFC Industrial ceased to consolidate KID from March 31, 2010 and completed the spin-off of KID by December 31, 2010 (see Note 4). As a result, the results of operations of KID have been presented as discontinued operations. Accordingly, prior period financial statements, including business segment information as disclosed in Note 5, have been reclassified to reflect this change.

A. Basis of Presentation

Basis of Accounting

These consolidated financial statements have been prepared in accordance with the English language version of International Financial Reporting Standards (“IFRS”) which include International Accounting Standards (“IAS”) and Interpretations (“IFRIC” and “SIC”) as issued by the International Accounting Standards Board (the “IASB”).

These consolidated financial statements were prepared on going concern and accrual bases (except for cash flow information), under the historical cost convention, as modified by the revaluation of investment property and certain financial assets and financial liabilities at fair value through profit or loss.

The presentation currency of these consolidated financial statements is the United States of America (the “US”) dollar ($), as rounded to the nearest thousand (except per share amounts).

Principles of Consolidation

These consolidated financial statements include the accounts of MFC Industrial and entities it controls (collectively, the “Group” in these consolidated financial statements). Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct and indirect ownership of voting rights; currently exercisable or convertible potential voting rights; or by way of contractual agreement. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions, including unrealized profits arising from intragroup transactions, have been eliminated in full. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. On the acquisition date, non-controlling interest is measured at either its fair value or its proportionate share in the recognized amounts of the subsidiary’s identifiable net assets, on a transaction-by-transaction basis. Subsequently, non-controlling interest increases or decreases for its share of changes in equity since the acquisition date.

Interests in special interest entities — A special interest entity (“SPE”) is usually created to accomplish a narrow and well-defined objective. The Group consolidates SPEs because the substance of the relationship between the SPEs and the Group indicates that the SPEs are controlled by the Group pursuant to SIC-12, Consolidation — Special Purpose Entities.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

The results, assets and liabilities of a jointly controlled entity are incorporated in these financial statements using the equity method of accounting. Under the equity method, the investment in a jointly controlled entity is carried in the statement of financial position at cost, plus post-acquisition changes in the Group’s share of net assets of the jointly controlled entity, less distributions received and less any impairment in value of the investment. Loans advanced to jointly controlled entities are also included in the investment balance on the consolidated statement of financial position. The consolidated statement of operations reflects the Group’s share of the results after tax of the jointly controlled entities.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Group ceases to use the equity method of accounting from the date on which it no longer has joint control or significant influence over the joint venture, or when the interest becomes held for sale.

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

The financial statements of MFC Industrial and its subsidiaries, SPEs, joint ventures and associates used in the preparation of the consolidated financial statements are prepared as of the same date, using uniform accounting policies for like transactions and other events in similar circumstances.

Foreign Currency Translation

The presentation currency of the Group’s consolidated financial statements is the US dollar. The Group chose to use US dollar as its presentation currency because the majority of MFC Industrial’s shareholders are from the US.

MFC Industrial conducts its business throughout the world through its foreign operations. Foreign operations are entities that are subsidiaries, associates, joint ventures or branches, the activities of which are based or conducted in countries or currencies other than those of MFC Industrial. Functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. Foreign currency is a currency other than the functional currency of the entity.

Reporting foreign currency transactions in the functional currency

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period: (a) foreign currency monetary items are translated using the closing rate; (b) non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction; and (c) non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operation which are initially in other comprehensive income in the consolidated financial statements and reclassified from equity to profit or loss on disposal of the net investment.

When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Use of a presentation currency other than the functional currency

The results and financial position of an entity whose functional currency is not the currency of a hyperinflationary economy are translated into a different presentation currency using the following procedures: (a) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position; (b) income and expenses for each statement of comprehensive income or separate income statement presented are translated at the average exchange rates for the periods (which approximate the exchange rates at the dates of the transactions); and (c) all resulting exchange differences are recognized in other comprehensive income.

The Group does not have any entities in a hyperinflationary economy.

The following table sets out exchange rates for the translation of Canadian dollars (CDN$), Euros (EUR or €) and Chinese yuans (Renminbi or RMB), which represented the major trading currencies of the Group, into US dollars:

	CDN$	EUR	RMB
Closing rate at December 31, 2011	0.9833	1.2972	0.1589
Average rate for the year 2011	1.0110	1.3918	0.1548
Closing rate at December 31, 2010	1.0054	1.3390	0.1517
Average rate for the year 2010	0.9710	1.3264	0.1477
Closing rate at December 31, 2009	0.9555	1.4332	0.1465
Average rate for the year 2009	0.8757	1.3884	0.1464

Use of Estimates and Assumptions and Measurement Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management’s best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends, and management’s assessment of probable future outcomes of these matters. Actual results could differ from these estimates, and such differences could be material. For major sources of estimation uncertainty, see Note 1C.

Reclassifications

Certain 2010 and 2009 amounts have been reclassified to conform to the 2011 presentation.

B. Significant Accounting Policies

(i) Financial Instruments

All financial assets and financial liabilities are classified by characteristic and/or management intent. Except for certain financial instruments which are excluded from the scope, all financial assets are classified into one of four categories: at fair value through profit or loss, held-to-maturity, loans and receivables, and available-for-sale; and all financial liabilities are classified into one of two categories: at fair value through profit or loss and at amortized cost.

Generally, a financial asset or financial liability at fair value through profit or loss is a financial asset or financial liability that meets either of the conditions: (a) it is classified as held for trading if it is (i) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; (ii) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or (iii) a derivative, except for a derivative that is a designated and effective hedging instrument; or (b) it is designated by the Group upon initial recognition as at fair value through profit or loss when certain conditions are met. Generally, a financial instrument cannot be reclassified into or out of the fair value through profit or loss category while it is held or issued. Only if a financial asset is no longer held for the purpose of selling it in the near term or in the rare circumstances that a reliable measure of fair value is no longer available, the Group reclassifies the financial asset at its fair value on the date of reclassification.

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or fair value through profit or loss.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Non-derivative financial liabilities are classified as financial liabilities measured at amortized cost.

When a financial asset or financial liability is recognized initially, the Group measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs related to the acquisition of a financial asset or financial liability at fair value through profit or loss are expensed as incurred. The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.

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

Whenever quoted market prices are available, bid prices are used for the measurement of fair value of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

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

Available-for-sale securities consist of publicly-traded securities and unlisted equity securities which are not held for trading and not held to maturity. Long-term available-for-sale securities are purchased with the intention to hold until market conditions render alternative investments more attractive. The available-for-sale securities are stated at bid price whenever quoted market prices are available. When the market for the available-for-sale security is not active, the Group establishes fair value by using a valuation technique. Unrealized gains and losses are recorded in other comprehensive income, net of income taxes.

When a decline in the fair value of an available-for-sale security has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the security has not been derecognized.

Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale shall not be reversed through profit or loss.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

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

(vi) Allowance for Credit Losses

The Group applies credit risk assessment and valuation methods to its loan, trade and other receivables. The Group’s allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in the Group’s receivables and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on behalf of the Group, such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

(vii) Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. These instruments are either exchange-traded or negotiated. Derivatives are included in the consolidated statement of financial position and are measured at fair value. The recognition and measurement of derivative financial instruments are covered by IAS 39, Financial Instruments: Recognition and Measurement, which does not apply to contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity’s expected purchase, sale or usage requirements.

The Group uses derivative financial instruments to manage interest rate risk and to hedge exposures to fluctuations in foreign currencies and commodity prices in accordance with its risk management policy. The Group does not use derivative financial instruments for speculative purposes. A description of the Group’s objectives, policies and strategies with regard to derivatives and other financial instruments is set out in Note 32.

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

The Group does not hedge its net investment in foreign operations.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of operations as they arise.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives and recorded in the statement of financial position at fair value when their risks and characteristics are not closely related to those of the host contract. Changes in the fair value of those embedded derivatives recognized in the statement of financial position are recognized in the statement of operations as they arise.

Where the Group has both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate.

(viii) Inventories

Inventories consist of raw materials, work-in-progress, and finished goods. Inventories are recorded at the lower of cost or estimated net realizable value. Cost, where appropriate, includes an allocation of manufacturing overheads incurred in bringing inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and cost to be incurred in marketing, selling and distribution. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of a reversal of a write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Commodities acquired in commodity broker-trader activities with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin are measured at fair value less costs to sell.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

(ix) Real Estate Held for Sale

Real estate held for sale are real estate intended for sale in the ordinary course of business or in the process of construction or development for such sale.

Real estate held for sale are accounted for as inventories at the lower of cost (on a specific item basis) and net realizable value. Net realizable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses around the reporting date, or by management estimates based on prevailing market conditions. The amount of any write-down of properties to net realizable value is recognized as an expense in the period the write-down occurs. The amount of a reversal of a write-down arising from an increase in net realizable value is recognized in the period in which the reversal occurs.

(x) Investment Property

Investment property is property that is held for generating rental income or for capital appreciation or both. The Group’s investment property comprises freehold land and buildings. Investment property is initially recognized at historical cost including related transaction costs. After initial recognition, investment property is measured at fair value, with changes in fair value recognized in the Group’s profit or loss for the period in which it arises.

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

Property, plant, and equipment are depreciated according to the following estimated lives and methods:

	Lives	Method
Buildings (including leasehold improvements)	up to 20 years	straight-line
Processing plant equipment	5 to 20 years	straight-line
Office equipment	3 to 10 years	straight-line

The depreciation expense is included in either costs of sales or selling, general and administrative expense, whichever is appropriate.

The residual value and the useful life of an asset shall be reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) shall be accounted for as a change in an accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The depreciation method applied to an asset shall be reviewed at least at each financial year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate in accordance with IAS 8. The carrying value of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

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

(xii) Interests in Resource Properties

Interests in resource properties are stated at cost, net of accumulated depletion and, if any, accumulated impairment losses. Depletion expense is provided on the unit of production basis. The estimate of the reserve of iron ore is reviewed whenever significant new information about the reserve is available, or at least at each financial year-end. The resource properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and an impairment loss is measured and included in the statement of operations. No such losses have been recorded in these consolidated financial statements.

(xiii) Impairment of Property, Plant and Equipment

The Group assesses assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If any indication of impairment exists, the Group makes an estimate of the asset’s recoverable amount. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. An asset group’s recoverable amount is the higher of its fair value less costs to sell and its value in use. Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future pre-tax cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of operations. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its estimated remaining useful life.

(xiv) Decommissioning

Liabilities for decommissioning costs are recognized when the Group has an obligation to dismantle and remove a facility or an item of plant and to restore the site on which it is located, and when a reliable estimate of that liability can be made. Where an obligation exists for a new facility, this will be on construction or installation. An obligation for decommissioning may also crystallize during the period of operation of a facility through a change in legislation or through a decision to terminate operations. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding item of property, plant and equipment of an amount equivalent to the provision is also recognized. This is subsequently amortized as part of the asset. Other than the unwinding discount on the provision, any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding item of property, plant and equipment. Such changes include foreign exchange gains and losses arising on the retranslation of the liability into the functional currency of an entity, when it is known that the liability will be settled in a foreign currency. At both December 31, 2011 and 2010, the provision for decommissioning was $nil.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

(xv) Provisions and Contingencies

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the reporting date. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Where discounting is used, the increase in the provision due to the passage of time is recognized within interest expenses.

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

(xvii) Revenue Recognition

Revenues include proceeds from sales of commodities and resources, real estate properties, medical instruments and supplies, fees from provisions of financial and other services, rental income from and fair value gains on investment property, royalty income and net gains on securities.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

(xviii) Costs of Sales

Costs of sales include the cost of goods (commodities and resources, real estate properties, medical instruments and supplies) sold. The cost of goods sold includes both the direct cost of materials and indirect costs, freight charges, purchasing and receiving costs, inspection costs, distribution costs, as well as provision for warranty when applicable.

The costs of sales also include the write-downs of inventories and available-for-sale securities, credit losses on loans and receivables, fair value losses on investment property and net losses on securities.

The reversal of write-downs of inventories and allowance for credit losses reduce the costs of sales.

(xix) Employee Benefits

Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group. The employee benefits are included in either costs of sales or selling, general and administrative expense, as applicable.

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

When the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the original vesting period. In addition, an expense is recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative. When an equity-settled award is cancelled other than by forfeiture when the vesting conditions are not satisfied, it is treated as if it had vested on the date of cancellation and any cost not yet recognized in the statement of operations for the award is expensed immediately.

The share-based compensation expenses are classified as selling, general and administrative expenses. When the options are exercised, the exercise price proceeds together with the amount initially recorded in the contributed surplus account are credited to capital stock.

(xxi) Research

Research costs are expensed as incurred and included in selling, general and administrative expenses.

(xxii) Leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. The Group does not have any finance leases. Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term.

(xxiii) Finance Costs

Finance costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other finance costs are recognized in the statement of operations in the period in which they are incurred.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Share capital and debt are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs for debt, are charged to income on an accrual basis using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Finance costs include interest expense which in turn includes discount on factoring trade receivables. Finance costs also include charges and fees relating to factoring transactions.

(xxiv) Income Taxes

Tax expense (tax recovery) comprises current tax expense (current tax recovery) and deferred tax expense (deferred tax recovery) and includes all domestic and foreign taxes which are based on taxable profits. The tax currently payable is based on the taxable profits for the period. Taxable profit differs from net profit as reported in the statement of operations because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

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

On the reporting date, management reviews the Group’s deferred tax assets to determine whether it is probable that the benefits associated with these assets will be realized. The Group also reassesses unrecognized deferred tax assets. This review and assessment involve evaluating both positive and negative evidence. The Group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in the statement of operations.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income tax levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Resource property revenue taxes and withholding taxes (which include withholding taxes payable by a subsidiary, associate or joint venture on distributions to the Group) are treated as income taxes when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

The Group includes interest charges and penalties on current tax liabilities as a component of interest expense.

(xxv) Earnings Per Share

Basic earnings per share is determined by dividing net income applicable to common shares by the weighted average number of common shares outstanding for the year, net of treasury stock.

Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options. For the purpose of calculating diluted earnings per share, the Group assumes the exercise of its dilutive options with the assumed proceeds from these instruments regarded as having been received from the issue of common shares at the average market price of common shares during the period. The difference between the number of common shares issued and the number of common shares that would have been issued at the average market price of common shares during the period is treated as an issue of common shares for no consideration. The amount of the dilution is the average market price of common shares during the period minus the issue price and the issue price includes the fair value of services to be supplied to the Group in the future under the share-based payment arrangement.

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

(xxvi) Business Combinations

The Group adopted IFRS 3, Business Combinations (Revised), and accounts for each business combination by applying the acquisition method. Pursuant to the acquisition method, the Group, when a business combination occurs, identifies the acquirer (which obtains control of the acquiree), determines the acquisition date (on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree), recognize and measures the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognize and measure goodwill or a gain from a bargain purchase (i.e. negative goodwill). The identifiable assets acquired and the liabilities assumed are measured at their acquisition-date fair values. Non-controlling interest is measured at either its fair value or its proportionate share in the recognized amounts of the subsidiary’s identifiable net assets, on a transaction-by-transaction basis.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the Group to former owners of the acquiree and the equity interests issued by the Group.

In a business combination achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group retrospectively adjusts the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Group also recognizes additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period does not exceed one year from the acquisition date.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

registering and issuing debt and equity securities. The Group accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities (see Significant Accounting Policy Item (xxiii) above).

C. Major Sources of Estimation Uncertainty

The major assumptions and other sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. These items require management’s most difficult, subjective or complex judgments.

(i) Recoverable Value of Receivables

The Group had recognized receivables (including loans, trade and other) aggregating $50,167 at December 31, 2011. The recoverability of the receivables is regularly reviewed and specific provisions are recognized for balances considered to be irrecoverable. The irrecoverable amounts are estimated based on reviewing the macro-economic environment and available micro-economic information specific to each receivable.

(ii) Provision for Inventories

The Group had recorded inventories of $81,223 at December 31, 2011. The provision for the inventories is regularly reviewed and general and specific provisions are recognized for balances considered to be irrecoverable. The irrecoverable amounts are estimated based on reviewing the macro-economic environment and available micro-economic information specific to the product categories.

(iii) Impairment of Property, Plant and Equipment and Resource Properties

The Group had property, plant and equipment and interests in resource properties aggregating $223,325 at December 31, 2011. Determining whether these tangible assets are impaired requires an estimation of the recoverable amounts which in turn requires an estimation of the timing and amount of future cash flows arising from the property, a suitable discount rate, outcome of recent transactions for similar assets within the same industry and other factors (e.g. illiquidity) in order to calculate the present value.

(iv) Impairment of Equity Method Investments

The Group had investments in joint ventures accounted for by the equity method aggregating $18,726 at December 31, 2011. Investments in joint ventures are reviewed for impairment at the reporting date. Determining whether an investment balance is impaired requires an estimation of the value in use of the joint venture. The value in use calculation requires an estimate to be made of the timing and amount of future cash flows expected to arise from the joint venture and the application of a suitable discount rate in order to calculate the present value.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

The Group recognized deferred tax assets of $7,524 at December 31, 2011. In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or before the tax loss carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment.

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

(vi) Provisions (Liability Recognition)

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the Group does not recognize a contingent liability. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs. The Group had recorded provisions of $115 at December 31, 2011. The recognition of provisions is subject to a reliable estimate of the amount of the obligation. Provisions and contingent liabilities may develop in a way not initially expected. Therefore, they are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable.

D. Recent Accounting Standards and Amendments not yet Adopted

Certain pronouncements were issued by the IASB that are mandatory for accounting periods beginning after January 1, 2012 or later periods. The following new accounting standards and amendments are expected to have significant effects on the Group’s accounting policies, financial position, results of operations and/or financial statement presentation and disclosure.

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than in the profit or loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In December 2011, the IASB issued amendments to IFRS 9 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The deferral will make it possible for all phases of the project to have the same mandatory effective date. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. This relief was originally only available to companies that chose to apply IFRS 9 prior to 2012. Instead, additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. Early application of IFRS 9 is still permitted.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and SIC-12, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11, Joint Arrangements establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e. joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities — Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IAS 27, Separate Financial Statements, has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28, Investments in Associates and Joint Ventures, has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

All of the “package of five” new and amended standards (IFRS 10, IFRS 11, IFSR 12, IAS 27 and IAS 28) must be applied at the same time.

IFRS 13, Fair Value Measurement, (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

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

Amendments, set out in Presentation of Items of Other Comprehensive Income¸ were issued to amend IAS 1, Presentation of Financial Statements. The amendments require the grouping of items of other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012 with full retrospective application.

IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine, applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (‘production stripping costs’) and addresses the following issues: (a) recognition of production stripping costs as an asset; (b) initial measurement of the stripping activity asset; and (c) subsequent measurement of the stripping activity asset. An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Consistently with others in the industry, the Group monitors capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of shareholders’ equity and some forms of subordinated debt, if any. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. The computations are based on continuing operations.

	2011	2010
Total debt	$47,127	$52,748
Less: cash and cash equivalents	(387,052)	(397,697)

Net debt (net cash and cash equivalents)	$(339,925)	$(344,949)
Shareholders’ equity	$546,623	$547,756
Debt-to-adjusted capital ratio	Not applicable	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges nor were there any subordinated debt instruments as at December 31, 2011 and 2010. The debt-to-adjusted capital ratio in 2011 and 2010 were not applicable since the Group had a net cash and cash equivalents balance.

	2011	2010
Long-term debt	$20,150	$48,604
Shareholders’ equity	$546,623	$547,756
Long-term debt-to-equity ratio	0.04	0.09

During 2011, the Group’s strategy, which was unchanged from 2010, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. The Group had a net cash and cash equivalent balance after deduction of the total debt. The Group’s long-term debt-to-equity ratio was 0.04 and 0.09 as at December 31, 2011 and 2010, respectively.

Note 3.    Acquisitions of Consolidated Entities

Year 2011

In August 2011, MFC Industrial reorganized its indirect royalty interest by transferring it to 0915988 B.C. Ltd. (“091 BC”) in exchange for voting interest of 40.1% (including 9.9% purchased in June 2011 for $128 in cash) and non-voting interest of 100%, or an aggregate economic interest of 99.44%, in 091 BC. This exchange transaction was accounted for as a purchase other than business combination and 091 BC has been consolidated into the Group since August 2011 pursuant to SIC-12. Immediately prior to the initial consolidation into MFC Industrial, 091 BC had total assets of $95 and total liabilities of $430; and did not recognize a deferred tax asset with respect to its non-capital tax loss carryforwards. Non-controlling interest of $1,172 was initially recognized upon consolidation of 091 BC.

Year 2010

On September 27, 2010, MFC Industrial announced that it entered into an agreement with Mass for MFC Industrial to acquire all of the issued and outstanding common shares of Mass by way of a take-over bid (the “Offer”). The Offer was one common share of MFC Industrial for each common share of Mass. The Offer was based upon the adjusted book value of each company on a diluted basis and valued MFC Industrial’s common shares at $8.91 per share.

Mass’s business encompasses a broad spectrum of activities related to the integrated combination of commodities and resources and merchant banking, which include trading, commercial trade, proprietary investing and financial services. The board of directors of MFC Industrial considered a number of factors, including, among other things, strategic growth through acquisition, adjusted book value valuation, increased scope, complementary businesses, management team, fairness opinion, meaningful cost savings and other synergies and facilitate the Mass acquisition. MFC Industrial received authorization from the New York Stock Exchange in October 2010 to list the shares to be issued pursuant to the Offer and over 99% of its shareholders voting at its special meeting on October 29, 2010 approved the same.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

The Offer was completed and closed on November 15, 2010 and 23,317,912 common shares of Mass were submitted for exchange. As a result, 23,317,912 MFC Industrial common shares were issued. In December 2010, MFC Industrial acquired the common shares held by the non-controlling interests of Mass by mandatory acquisition by issuing 1,674,210 MFC Industrial common shares. The aggregate fair value of shares issued was $200,139, before deducting the costs of issuing shares totalling $1,652.

Prior to the acquisition date, the Group held approximately a 4.6% equity interest in Mass with a fair value of $9,388 on the acquisition date. The Group recognized a loss of $1,806 which was included in the net gains on securities in the consolidated statement of operations.

The Offer was a part of a multi-step transaction, which included the subsequent merger of Mass and a subsidiary of MFC Industrial, designed to effect a combination.

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

$250,585

The negative goodwill arose as the share market prices of MFC Industrial on the acquisition dates were less than the fair values of the net identifiable assets acquired from Mass. Non-controlling interests were measured at their proportionate share in the recognized amounts of Mass’s identifiable net assets.

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

Year 2009

There was no business combination transaction in 2009.

Note 4.    Discontinued Operations

Year 2011

There were no operations discontinued in 2011.

Year 2010 — KID

Until the end of March 2010, the Group, through its former subsidiary KID, focused on the industrial plant technology, equipment and service business for the cement and mining industries and on maintaining leadership in supplying technologies, equipment and engineering services for the cement and mining sectors, as well as

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

designing and building plants that produce clinker and cement and process coal and other minerals, such as copper, gold and diamonds. In the fourth quarter of 2009, the Group divested its interest in its coal and minerals customer group, such that the business of the Group was then focused on the cement industry.

On January 6, 2010, MFC Industrial announced that it intended to restructure its assets and operations by dividing into two independent publicly traded companies; one company to focus on the industrial engineering business and the other company on MFC Industrial’s resource-focused business. To effect this division, MFC Industrial, among other things, effected a reorganization whereby substantially all of its subsidiaries engaged in the industrial engineering business were transferred to KID.

MFC Industrial entered into an Arrangement Agreement with KID on February 26, 2010 to effect an arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act, which was approved by MFC Industrial’s shareholders on March 29, 2010 and was subsequently approved by the British Columbia Supreme Court.

Pursuant to the Arrangement, among other things, approximately 26% of the issued and outstanding common shares of KID were distributed, on a pro rata basis, one common share of KID for every three and one-half of MFC Industrial common shares held, to the non-subsidiary shareholders of MFC Industrial as a return of capital. The carrying amount of these common shares of KID was within the fair value range obtained from a valuation. For financial statement presentation purposes, the distribution of common shares of KID was accounted for as a dividend in kind and the carrying amount was charged against retained earnings. This was a non-cash transaction.

As a result of the Arrangement and related amendment to MFC Industrial’s articles, two publicly traded companies were created. As well in connection with the Arrangement, MFC Industrial entered into a shareholders agreement (the “Shareholders Agreement”) with another corporate shareholder of KID (the “Custodian”) whereby MFC Industrial engaged the Custodian to direct the voting of the common shares of KID that MFC Industrial continues to hold after consummation of the Arrangement. As a result of the execution of the Shareholders Agreement, MFC Industrial ceased to hold its continuing power to determine the strategic operating, investing and financing policies of KID. There have been no common directors and officers between the two entities. Accordingly, MFC Industrial no longer considered KID as its subsidiary since March 31, 2010. Pursuant to SIC-12, management of the Group analyzed its continuing interests in KID and concluded that KID was not a SPE of the Group because the substance of the relationship between the Group and KID did not indicate that KID was controlled by the Group. Management of the Group believed that KID’s total equity investment at risk was sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the Group, and the facts that the guarantees then provided by the Group would expire in the ordinary course pursuant to their terms and KID would get credit facilities on its own. (Pursuant to a subsequent amendment to the bonding agreement, all guarantees previously provided by the Group expired on December 31, 2010.) Accordingly, the Group ceased to consolidate KID from March 31, 2010. At March 31, 2010, the carrying amount of the Group’s investment in KID common shares approximated its fair value and there was no gain or loss recognized in connection with the cessation of the consolidation of KID. Effective March 31, 2010, the Group classified its investment in these common shares of KID as available for sale. The shares are measured at their fair value, net of income tax, with changes in fair value recorded in other comprehensive income until they are disposed of.

As at March 31, 2010, assets and liabilities of the industrial engineering business ceased to be consolidated were as follows:

Cash	$285,739
Other assets	237,561
Liabilities	(356,720)
Non-controlling interests	(3,930)

Net identifiable assets	$162,650

In June 2010, MFC Industrial declared a special dividend whereby it distributed approximately 23% of the total issued and outstanding common shares of KID to MFC Industrial’s shareholders of record on July 1, 2010, on a pro rata basis, one common share of KID for every four of MFC Industrial common shares held. The special

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

dividend was recorded at its carrying amount (which approximated its fair value) in the consolidated financial statements for the quarter ended June 30, 2010.

In September 2010, MFC Industrial distributed, as a return of capital, approximately 29% of the total issued and outstanding common shares of KID to MFC Industrial’s shareholders of record on September 23, 2010, on a pro rata basis, one common share of KID for every four of MFC Industrial common shares held. The carrying amount of these common shares of KID was within the fair value range obtained from a valuation. For financial statement presentation purposes, the distribution of common shares of KID was accounted for as a dividend in kind and the carrying amount was charged against retained earnings. This was a non-cash transaction.

In December 2010, MFC Industrial distributed, as a return of capital, approximately 19% of the total issued and outstanding common shares of KID to MFC Industrial’s shareholders of record on December 31, 2010, on a pro rata basis, one common share of KID for every 10 of MFC Industrial common shares held. The carrying amount of these common shares of KID was within the fair value range obtained from a valuation. This was the fourth and final distribution of KID shares. For financial statement presentation purposes, the distribution of common shares of KID was accounted for as a dividend in kind and the carrying amount was charged against retained earnings. This was a non-cash transaction.

Management is of the opinion that the KID common shares were not quoted in an active market until December 31, 2010 when the fourth distribution of KID commons shares was made and, accordingly, the KID common shares had been measured using Level 3 of the fair value hierarchy. The valuation was based on the earnings forecast of the operations of industrial plant technology, equipment and service business, as well as the expected earning multiple and discount rate. Upon the final distribution of KID common shares on December 31, 2010, the Group held approximately 2.9% of the then outstanding KID shares and reclassified its investment at its carrying amount from Level 3 to Level 1 of the fair value hierarchy. The investment in KID common shares is the only item in Level 3 of the fair value hierarchy during 2010 and no gain or loss was recognized while it stayed in Level 3. The reason for the reclassification of the investment in KID common shares from Level 3 to Level 1 was that, after four distributions of KID common shares by December 31, 2010, an active market for KID common shares had been created.

Income taxes included capital gain taxes of $5,974 on the disposition and the outside basis difference of the KID common shares and a withholding tax of $2,514 deducted at source on the cash dividend paid by KID to the Group. The capital gain taxes were offset by MFC Industrial’s non-capital loss carry-forwards and, accordingly, did not involve cash payments.

Year 2009 — Workshop and Coal and Minerals Customer Groups (part of KID)

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

For reporting purposes, the results of operations of KID, including workshop and coal and mineral customer groups, have been presented as discontinued operations. Following is the summary of operating results for the discontinued operations. There were no operations discontinued in 2011.

	2010	2009
Net sales	$101,585	$576,408
Other revenues	1,765	10,895
Expenses	(101,435)	(510,448)
Gain on sale (included in income before income taxes)	—	5,254

Income before income taxes	1,915	82,109
Less: Income taxes	(17,364)	(28,067)

Net income (loss)	(15,449)	54,042
Non-controlling interests	(74)	(1,050)

Net income (loss) attributable to equity shareholders	$(15,523)	$52,992

Note 5.    Business Segment Information

The Group is primarily in global commodities supply chain business.

In reporting to management, the Group’s operating results are categorized into the following operating segments: commodities and resources, merchant banking and all other segments.

Until the end of March 2010, the Group, through its former subsidiary, focused on the industrial plant technology, equipment and service business for the cement and mining industries. MFC Industrial started to spin off the former subsidiary on March 31, 2010, which was completed on December 31, 2010. Accordingly, the spin-off of the industrial plant technology, equipment and service business in 2010 resulted in reclassification of prior years’ financial information including segment information.

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

Merchant banking segment includes proprietary investing and provision of financial services. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relative short time period. The merchant banking business also provides supply chain structured solutions.

All other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s (a) reported revenue, (b) net income or (c) combined assets. The Group’s other operating segments primarily include business activities in medical equipment, instruments, supplies and services.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The chief operating decision maker evaluates performance on the basis of income or loss from operations before tax expense and does not consider acquisition accounting adjustments in assessing the performance of reporting units. The segment information presented in this Note 5 is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain general and administrative expenses paid by corporate,

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

particularly incentive compensation and share-based compensation, are not re-allocated to reporting units; (d) all intercompany investments, receivables and payables are eliminated in the determination of the segment’s assets and liabilities; and (e) deferred tax assets and liabilities are not reallocated further.

Products and Services

The Group’s total revenues comprised the following for the years ended December 31, 2011, 2010 and 2009, respectively:

	2011	2010	2009
Commodities and resources	$470,242	$74,608	$13,530
Fees	6,670	2,602	—
Gains on securities	—	402	324
Interest	10,701	2,792	435
Dividend	338	467	1
Derivative instrument gains, net	6,805	—	—
Equity income	5,912	954	—
Other	20,041	3,605	428

Total revenues	$520,709	$85,430	$14,718

The Group’s revenues for 2010 consolidated the revenues of Mass and its subsidiaries from November 16, 2010.

Segment Operating Results

	Year ended December 31, 2011
	Commodities and resources	Merchant Banking	All other	Total
Revenues from external customers	$481,677	$22,487	$16,545	$520,709
Intersegment sale	2	14,651	456	15,109
Interest expense	6,588	56	42	6,686
Income (loss) from continuing operations before income taxes	23,157	8,858	(14,834)	17,181

	Year ended December 31, 2010
	Commodities and resources	Merchant Banking	All other	Total
Revenues from external customers	$76,478	$4,821	$4,131	$85,430
Intersegment sale	37	978	—	1,015
Interest expense	909	9	56	974
Income (loss) from continuing operations before income taxes	23,901	44,206	(15,951)	52,156

	Year ended December 31, 2009
	Commodities and resources	Merchant Banking	All other	Total
Revenues from external customers	$13,530	$—	$1,188	$14,718
Interest expense	—	—	477	477
Income (loss) from continuing operations before income taxes	3,148	—	(23,939)	(20,791)

	As at December 31, 2011
	Commodities and resources	Merchant Banking	All other	Total
Segment assets	$456,223	$332,890	$69,844	$858,957
Equity method investments (included in segment assets)	12,064	—	6,662	18,726

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

	As at December 31, 2010
	Commodities and resources	Merchant Banking	All other	Total
Segment assets	$409,146	$418,490	$26,620	$854,256
Equity method investments (included in segment assets)	—	—	5,713	5,713

	As at December 31, 2011
	Commodities and resources	Merchant Banking	All other	Total
Segment liabilities	$250,334	$43,279	$16,197	$309,810

	As at December 31, 2010
	Commodities and resources	Merchant Banking	All other	Total
Segment liabilities	$252,897	$44,082	$4,837	$301,816

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

Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenues from external customers attributed to MFC Industrial’s country of domicile (i.e. Canada) and all foreign geographic regions from which the Group derives revenues:

	2011	2010	2009
Canada	$37,410	$33,303	$13,567
Africa	7,914	1,508	—
Americas	49,887	6,277	407
Asia	87,208	7,735	617
Europe	338,290	36,607	127

	$520,709	$85,430	$14,718

Income from an interest in resource property is earned from a third party entity operating in Canada and amounted to $30,782, $31,715 and $13,530, respectively, in 2011, 2010 and 2009.

Except for the geographic concentrations as indicated in the above table, there were no revenue concentrations in 2011, 2010 and 2009.

The following table presents non-current assets from continuing operations other than financial instruments and deferred tax assets by geographic area based upon the location of the assets.

	2011	2010
Canada	$173,771	$182,192
Africa	27	—
Asia	47,117	50,879
Europe	35,995	41,012

	$256,910	$274,083

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

The non-current assets located in Canada comprised primarily the Group’s interest in resource property (see Note 17).

Note 6.    Securities

Short-term securities

	2011	2010
Trading securities:
Common shares, at fair value	$12,766	$25,145
Available-for-sale securities:
Common shares, at fair value	296	2,733
Investment in a private company, at cost	—	16

	$13,062	$27,894

At December 31, 2011, investments in publicly-listed common shares trading securities comprised 11 companies (of which four companies represented 75%). The available-for-sale common shares trading securities comprised one company which was a former subsidiary (see Note 32).

At December 31, 2010, investments in publicly-listed common shares trading securities comprised 12 companies (of which four companies represented 71%). The available-for-sale common shares securities comprised one company only.

Note 7.    Restricted Cash

	2011	2010
Cash pledged with a bank in connection with sales of securities	$86	$125
Cash deposit with a bank in connection with currency derivative contracts	—	2,822
Bank accounts temporarily restricted pursuant to court orders	453	431
Other	84	86

	$623	$3,464

Cash pledged with a bank in connection with sales of publicly-traded equity securities will be released whenever the securities are bought back.

Note 8.    Loan Receivable

	2011	2010
Loans to a corporation under a credit facility of $20,000, interest at London Inter-Bank Offered Rate (“LIBOR”) plus 4.06% per annum (4.375% at December 31, 2011) and payable monthly, collateralized by a charge on all the borrower’s undertaking, goodwill and other assets and property, ranking only behind the charges created in favor of the purchaser under a forward sales agreement. The credit facility is to expire in May 2012. The borrower was related to the Group until June 2011	$19,869	$5,792

Total — current	$19,869	$5,792

As at December 31, 2011, none of the loan receivable was past due or impaired.

Note 9.    Bills of Exchange and Trade Receivables

Bills of Exchange

	2011	2010
Bills of exchange	$10,545	$—

A bill of exchange (which is also known as a draft) is a negotiable instrument which is a document guaranteeing the payment of a specific amount of money, either on demand, or at a set time; and is frequently used in international trade. In its normal course of commodity supply chain business, the Group may request

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

customers to accept bills of exchange (with underlying trade receivables guaranteed by a top-rated Austrian bank or credit-insured) as a means of payment and the Group usually discounts the bills of exchange with banks so as to improve its liquidity.

The Group discounted $10,545 in the bills of exchange with a bank at December 31, 2011 and the proceeds were received in January 2012.

Trade Receivables

	2011	2010
Trade receivables, gross amount	$21,873	$13,789
Less: Allowance for credit losses	(719)	(701)

Trade receivables, net amount	$21,154	$13,088

Trade receivables primarily arise from commodity activities. The terms with affiliates in the normal course of the Group’s activities are no different from third party customers.

The Group has a specially structured factoring arrangement with a bank for the Group’s trade receivables (see Note 19).

As at December 31, 2011, trade receivables of $1,817 (2010: $2,445) were past due but not impaired. The aging analysis of these trade receivables as at December 31, 2011 and 2010 is as follows:

Past-due	2011	2010
Below 30 days	$1,638	$1,170
Between 31 and 60 days	55	537
Between 61 and 90 days	97	354
Between 91 and 365 days	27	131
Over 365 days	—	253

	$1,817	$2,445

As at December 31, 2011, trade receivables of $1,030 (2010: $1,501) were impaired and an allowance for credit losses of $719 (2010: $701) has been provided. Not all past-due account balances are uncollectible as some of the accounts are covered by credit insurance or other collection procedures. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements (see Note 32). The aging analysis of these trade receivables as at December 31, 2011 and 2010 is as follows:

Past-due	2011	2010
Below 30 days	$—	$3
Between 31 and 60 days	—	8
Between 61 and 90 days	—	4
Between 91 and 365 days	6	48
Over 365 days	1,024	1,438

	$1,030	$1,501

The movement of the allowance for credit losses during the current period under review is as follows:

	2011	2010
Balance, beginning of the year	$701	$—
Additions	58	698
Reversals	(17)	—
Write-offs	—	—
Cumulative translation adjustment	(23)	3

Balance, end of the year	$719	$701

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

As at December 31, 2011 and 2010, there was no trade receivable which would otherwise be past due or impaired if the terms had not been renegotiated.

Note 10.    Other Receivables

	2011	2010
Investment income	$463	$827
Government taxes (primarily value-added and goods-and-services taxes)	2,036	2,997
Due from affiliates	—	8
Royalty income from an interest in resource property	4,710	5,650
Employees travel advances	2	25
Derivative assets	66	12
Other	1,867	2,588

	$9,144	$12,107

The receivables primarily arise in the normal course of business and are expected to be collected within one year from the year end.

As at December 31, 2011 and 2010, there was no other receivable which would otherwise be past due or impaired if the terms had not been renegotiated.

Note 11.    Inventories

	2011	2010
Raw materials	$4,741	$6,467
Work-in-progress	6,021	10,842
Finished goods	6,846	4,968
Commodity inventories (including goods-in-transit of $42,130 and $30,603 at December 31, 2011 and 2010, respectively)	63,615	44,825

	$81,223	$67,102

The Group entered into sale and repurchase agreements with other commodity broker-traders pursuant to which the Group sold an agreed quantity of commodities at agreed prices and undertakes to buy back the same quantity of the same commodities at the same agreed prices in future periods. These sale and repurchase transactions are accounted for as financing arrangements. The cash received is discounted at the market interest rate and shown as deferred sale liabilities in the consolidated statement of financial position. When the commodities are delivered by the Group to the counterparties, sales transactions are completed and recognized with debits to the deferred sale liabilities. As at December 31, 2011, the Group recognized current and long-term deferred sale liabilities of $14,958 and $25,647, respectively. The long-term deferred liability is due on various dates in 2013. As at December 31, 2010, the Group recognized current and long-term deferred sale liabilities of $23,133 and $39,993, respectively.

As at December 31, 2011 and 2010, there was no inventory pledged as security for liabilities.

Note 12.    Deposits, Prepaid and Other

	2011	2010
Prepayments and deposits for inventories (of which $16,942 at December 31, 2010 was prepaid to an affiliate)	$8,003	$18,657
Taxes on inventories	303	325
Prepaid, deposits and other	1,038	1,865

	$9,344	$20,847

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Note 13.    Long-term securities

	2011	2010
Available-for-sale securities:
Publicly-traded	$11,606	$7,235
Unlisted	—	27

	$11,606	$7,262

At December 31, 2011, available-for-sale securities comprised 12 publicly-traded equity securities and investment funds (of which the largest company represented 47%). At December 31, 2010, available-for-sale securities comprised six publicly-traded equity securities and investment funds (of which the largest company represented 43%). In addition, included in available-for-sale securities was an investment in a corporation in which the Group has approximately a 9.9% equity interest and which was related to the Group until June 2011. The carrying amount of such investment was $446 and $1,233, respectively, as at December 31, 2011 and 2010.

Note 14.    Equity method investments

	2011	2010
Joint ventures — China	$6,662	$5,534
Joint ventures — USA	12,064	—
Other	—	179

	$18,726	$5,713

All of the investees in China were acquired in 2010 through the business combination of Mass and provide eye care business. In December 2011, the Group, through joint venture entities, acquired a 50% interest in an iron ore mine in the USA. The aggregate consideration paid was $12,064. The Group will jointly develop the iron ore mine, including working towards completing a feasibility study on the project, with the mandate to re-open the underground mine, including exploiting the site’s existing large tailings accumulation and exploring other areas for ferrous mineral production.

The following table shows the Group’s joint ventures as at December 31, 2011:

Proportion of Ownership Interest
Zhejiang University No. 2 Hospital Hangzhou Eye Center	55%
Chongqing Lasernet Guangji Eye Hospital (incorporated)	58%
Chongqing Fuling Lasernet Eye Center	65%
Sichuan Suining Lasernet Eye Center	40%
Thayer Land Development Company, LLC	50%
TTTT Mining, LLC	50%
Upland Wings, Inc.	50%
Wings Enterprises, Inc.	50%

Consensus is required on the significant and strategic decisions of these entities.

Joint ventures — China

The following table presents the book values of the assets and liabilities related to the Group’s interests in the joint ventures as of December 31, 2011 and 2010:

	2011	2010
Current assets	$3,724	$3,901
Long-term assets	5,431	3,795

	9,155	7,696
Liabilities	(2,493)	(2,162)

Net	$6,662	$5,534

The assets held by the joint ventures primarily consist of medical equipment and are financed from their own working capital and equity.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

As at December 31, 2011, the Group has not incurred any contingent liabilities or capital commitments in relation to its interests in joint ventures, by the Group itself, or through the joint venturers or the joint venture.

The following table presents the aggregated amounts of income and expenses (including income taxes) related to the Group’s interest in the joint ventures for the years ended December 31, 2011 and 2010:

	2011	2010
Income	$17,999	$1,918
Expenses	(12,087)	(964)

Net	$5,912	$954

The Group did not receive any fees to manage the joint ventures in 2011 and 2010.

Joint ventures — USA

The following table presents provisional accounting of the assets and liabilities related to the Group’s interest in the joint ventures as of December 31, 2011:

2011
Current assets	$58
Long-term assets	18,382

18,440
Liabilities	(6,376)

Net	$12,064

The assets held by the joint ventures primarily consist of an interest in an iron ore mine. The Group did not record income and expenses related to these joint ventures as the acquisition was completed in late December 2011 and the income and expenses amounts were nominal.

As at December 31, 2011, the Group has not incurred any contingent liabilities or capital commitments in relation to its interests in joint ventures, by the Group itself, or through the joint venturers or the joint venture.

Note 15.    Investment property

All of the investment property was acquired in 2010 through acquisition of Mass. Accordingly, there was no comparable data for 2009.

	2011	2010
Balance at beginning of the year	$38,584	$—
Acquired through business combination	—	39,405
Disposals	(4,044)	—
Change of fair value during the year	(56)	(294)
Cumulative translation adjustment	(899)	(527)

Balance at end of the year	$33,585	$38,584

The change of fair value of the investment property is included in the costs of sales in the statement of operations.

The amounts recognized in the statement of operations in relation to the investment property during 2011 and 2010 are as follows:

	2011	2010
Rental income	$1,766	$194
Direct operating expenses (including repairs and maintenance) from investment property that generated rental income during the period	760	109

There were no restrictions on the realizability of investment property or the remittance of income and proceeds or disposal.

As at December 31, 2011, contractual obligations to purchase, construct or develop the investment property or for repairs, maintenance or enhancements were $nil.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Note 16.    Property, Plant and Equipment

The following changes in property, plant and equipment were recorded in 2011:

Historical costs	Opening balance	Additions	Divestiture	Cumulative translation adjustments	Ending balance
Land and building	$440	$153	$(5)	$(106)	$482
Processing plant and equipment	2,555	509	(1)	(178)	2,885
Office equipment	2,194	531	(34)	(144)	2,547

	$5,189	$1,193	$(40)	$(428)	$5,914

Accumulated depreciation	Opening balance	Additions	Divestiture	Cumulative translation adjustments	Ending balance
Land and building	$19	$232	$—	$(44)	$207
Processing plant and equipment	79	768	(1)	(127)	719
Office equipment	889	480	(14)	(110)	1,245

	$987	$1,480	$(15)	$(281)	$2,171

Carrying amount	$4,202				$3,743

The following changes in property, plant and equipment were recorded in 2010:

Historical costs	Opening balance	Acquisition through consolidation	Additions	Divestiture	Cumulative translation adjustments	Ending balance
Land and building	$—	$384	$50	$—	$6	$440
Processing plant and equipment	—	2,457	164	—	(66)	2,555
Office equipment	964	999	303	(110)	38	2,194

	$964	$3,840	$517	$(110)	$(22)	$5,189

Accumulated depreciation	Opening balance	Acquisition through consolidation	Additions	Divestiture	Cumulative translation adjustments	Ending balance
Land and building	$—	$—	$17	$—	$2	$19
Processing plant and equipment	—	—	121	—	(42)	79
Office equipment	812	—	128	(82)	31	889

	$812	$—	$266	$(82)	$(9)	$987

Carrying amount	$152					$4,202

Note 17.    Interests in Resource Properties

The Group’s interests in resource properties comprised the following:

	2011	2010
Interest in an iron ore mine in Canada	$173,483	$181,772
Interest in an iron ore extracting facilities in India	46,072	49,525
Other	27	—

Total	$219,582	$231,297

Canada

The lease of the Canadian iron ore mine is to expire in 2055. The iron ore deposit is currently leased to a third party entity under certain lease agreements which will expire in 2055. The Group collects royalty payments directly from the entity based on a pre-determined formula, with a minimum payment not to be less than CDN$3,250 per year.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

India

An Indian subsidiary has entered into contracts with Leaseholders (the “LH”) for extraction of iron ore from certain mines on behalf of the LH for which the Indian subsidiary receives an extraction fee per ton and gives the Indian subsidiary the right to extract, crush, screen and store the iron ore at the LH’s site on its behalf. All requisite licences in compliance with all mining laws and regulations and legal requirements have been obtained by the LH. Surface rights for the mines have also been secured by the LH. The contracts are presently in force and continue until September 4, 2014 with an option for the Indian subsidiary to extend the same for a further period of three years therefrom until September 4, 2017 and again further extend the same for a final term up to September 4, 2020.

The Indian subsidiary is a registered exporter of iron ore and also has the option to purchase the iron ore extracted from the LH’s mines.

The following changes in interests in resource properties were recorded in 2011:

	Opening balance	Additions	Cumulative translation adjustments	Ending balance
Historical costs	$251,330	$27	$(162)	$251,195
Accumulated depletion	(20,033)	(11,724)	144	(31,613)

Carrying amount	$231,297			$219,582

The following changes in interests in resource properties were recorded in 2010:

	Opening balance	Acquisition through consolidation	Additions	Cumulative translation adjustments	Ending balance
Historical costs	$200,000	$51,001	$303	$26	$251,330
Accumulated depletion	(8,512)	—	(11,500)	(21)	(20,033)

Carrying amount	$191,488				$231,297

Note 18.    Deferred Income Tax Assets and Liabilities

The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of deferred tax assets and liabilities are as follows:

	2011	2010
Non-capital tax loss carry-forwards	$3,497	$5,639
Interest in resource property	(58,246)	(62,531)
Other assets	4,067	1,512
Other liabilities	(2,839)	(2,329)

	$(53,521)	$(57,709)

Deferred income tax assets and liabilities are included in the consolidated statement of financial position as follows:
Deferred income tax assets	$7,524	$6,727
Deferred income tax liabilities	(61,045)	(64,436)

Net	$(53,521)	$(57,709)

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

At December 31, 2011, the Group had estimated accumulated non-capital losses which expire in the following countries as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.

Country	Gross amount	Amount for which no deferred asset is recognized	Expiration dates
Canada	$54,050	$52,083	2021-2030
Germany	3,884	3,884	Indefinite
Switzerland	1,859	1,859	2014-2017
US	20,602	20,602	2012-2030
Austria	12,004	—	Indefinite
Slovakia	2,734	2,734	2012-2018

At December 31, 2011, MFC Industrial had an aggregate amount of $259,101 of temporary differences associated with its investments in subsidiaries, associates and interests in joint ventures, for which deferred tax liabilities have not been recognized because the Group is in a position to control the timing of the reversal of such temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Note 19.    Short-term Bank Borrowings

Short-term bank borrowings are repayable within a year.

	2011	2010
Credit facilities from banks	$114,239	$69,979

As at December 31, 2011, the Group had credit facilities aggregating $366,280 as follows: (i) the Group had unsecured revolving credit facilities aggregating $169,041 from banks. The banks generally charge an interest rate at inter-bank rate plus an interest margin; (ii) the Group also has revolving credit facilities aggregating $45,402 from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) the Group has a specially structured factoring arrangement with a bank up to a credit limit of $110,262 for the Group’s commodities activities. Generally, the Group factors its trade receivable accounts upon invoicing, at inter-bank rate plus a margin; and (iv) the Group also had a foreign exchange credit facility of $41,575 with a bank. All these facilities are renewable on a yearly basis.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Note 20.    Debt

	2011	2010
Due to a bank, €14,350 at both December 31, 2011 and 2010, interest fixed at Austria’s Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”) financing rate of 3.7% per annum and payable quarterly, secured by a guarantee of the Republic of Austria and due in January 2012	$18,615	$19,215
Due to a bank, Swiss francs 1,423 and Swiss francs 1,467 at December 31, 2011 and 2010, respectively, interest at 2.35% per annum at December 31, 2011 and payable quarterly, secured by a charge on land and due in quarterly payments with a balloon final payment in March 2013	1,518	1,569
Due to a bank, €2,210 and €4,070 at December 31, 2011 and 2010, respectively, interest at interbank rate plus an interest margin (3.03% at December 31, 2011) and payable quarterly and due in 2012	2,867	5,450
Due to a bank, €3,000 at both December 31, 2011 and 2010, interest at interbank rate plus an interest margin (2.51% at December 31, 2011) and payable monthly and due in December 2012	3,892	4,017
Due to a bank, €3,600 and €4,800 at December 31, 2011 and 2010, respectively, interest at Austria’s OeKB financing rate plus an interest margin (3.19% at December 31, 2011) and payable quarterly, secured by a guarantee of the Republic of Austria and due in 2012 to 2014 in equal instalments.	4,670	6,428
Due to a bank, €12,000 at both December 31, 2011 and 2010, interest fixed at OeKB’s financing rates between 4.6% and 4.85% per annum and payable quarterly, secured by a guarantee of the Republic of Austria and due in 2013.	15,565	16,069

	$47,127	$52,748

Current portion	$26,977	$4,144
Long-term portion	20,150	48,604

	$47,127	$52,748

As of December 31, 2011, the maturities of debt are as follows:

Maturity	Principal	Interest	Total
2012	$26,977	$979	$27,956
2013	18,594	579	19,173
2014	1,556	38	1,594

	$47,127	$1,596	$48,723

No interest expense was capitalized in the years ended December 31, 2011, 2010 and 2009.

Note 21.    Accounts Payable and Accrued Expenses

	2011	2010
Trade and accounts payables	$37,462	$35,536
Value-added, goods-and-sales and other taxes (other than income taxes)	2,017	3,023
Affiliates	—	524
Compensation	1,539	2,060
Interest	—	42
Derivative liabilities	887	5,821
Short-sale of securities	86	124
Deferred revenues	235	—

	$42,226	$47,130

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

The trade payables arise from the Group’s day-to-day trading activities. The terms with affiliates in the normal course of the Group’s activities are no different from third parties. The Group’s expenses for services and other operational expenses are included in other payables. Generally, these payable and accrual accounts do not bear interest and they have a maturity of less than a year.

Note 22.    Provisions

	Termination of office lease	Warranty	Total
Balance, December 31, 2010	$479	$115	$594
Additions	—	124	124
Paid	(102)	(102)	(204)
Reversal	—	(15)	(15)
Deconsolidation of a subsidiary	(377)	—	(377)
Cumulative translation adjustment	—	(7)	(7)

Balance, December 31, 2011	$—	$115	$115

Current portion			$115
Long-term portion			—

			$115

	Termination of office lease	Warranty	Total
Acquisitions through business combination	$500	$144	$644
Additions	—	—	—
Paid	(21)	—	(21)
Reversal	—	(31)	(31)
Cumulative translation adjustment	—	2	2

Balance, December 31, 2010	$479	$115	$594

Current portion			$362
Long-term portion			232

			$594

Note 23.    Shareholders’ Equity

Capital Stock

The authorized share capital of MFC Industrial consists of an unlimited number of common shares without par value and without special rights or restrictions and an unlimited number of Class A Preference shares without par value and with special rights and restrictions.

Holders of common shares may receive dividends when, as and if declared by the board, subject to the preferential dividend rights of any other classes or series of preferred shares issued and outstanding. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of the assets of the Company to be less than the aggregate of its liabilities. Holders of common shares are entitled to one vote per share at any meeting of shareholders of any class of common shares, and in general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to the Company. The common shareholders shall be entitled, in the event of a distribution of assets of the Company on the liquidation, dissolution or winding-up of the Company (a “Liquidation Distribution”), to receive, before any Liquidation Distribution is made to the holders of the common shares or any other shares of the Company ranking junior to the common shares, but after any prior rights of any preferred shares, the stated capital with respect to each common share held by them, together with all declared and unpaid dividends (if any and if preferential) thereon, up to the date of such Liquidation Distribution, and thereafter the common shares shall rank pari passu with all other classes of common shares in connection with the Liquidation Distribution.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

The Class A Preference shares may include one or more series and the directors may alter the special rights and restrictions to such series, or alter such rights or restrictions. Except as may be set out in the rights and restrictions, the holders of the Class A Preference shares are not entitled to vote at or attend shareholder meetings. Holders of Class A Preference shares are entitled to receive repayment of capital on the liquidation or dissolution of MFC Industrial before distribution is made to holders of common shares.

Treasury Stock

All treasury stock is held by wholly-owned subsidiaries.

Note 24.    Share-Based Compensation

MFC Industrial has a 1997 Stock Option Plan and a 2008 Equity Incentive Plan.

1997 Stock Option Plan (Amended)

MFC Industrial has a stock option plan which enables certain employees and directors to acquire common shares and the options may be granted under the plan exercisable over a period not exceeding ten years. MFC Industrial is authorized to issue up to 5,524,000 shares under this plan.

2008 Equity Incentive Plan

Subject to the terms of the 2008 Equity Incentive Plan, a committee, as appointed by the board of directors, may grant awards under the plan, establish the terms and conditions for those awards, construe and interpret the plan and establish the rules for the plan’s administration. The committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards under the plan. The maximum number of common shares of MFC Industrial that are issuable under all awards granted under the plan is 1,500,000 common shares.

Following is a summary of the status of the plans:

	2008 Plan	2008 Plan	1997 Plan	1997 Plan
	Number of Awards	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2008	—	$—	1,579,720	$24.96
Cancelled by agreements	—	—	(72,500)	31.16
Forfeited	—	—	(1,065,556)	23.74

Outstanding at December 31, 2009	—	—	441,664	26.89
Exercised	—	—	(25,000)	13.06
Forfeited	—	—	(416,664)	27.72

Outstanding at December 31, 2010	—	—	—	—
Granted	915,000	7.81	1,720,000	7.81

Outstanding at December 31, 2011	915,000	7.81	1,720,000	7.81

As at December 31, 2011:
Options exercisable (with four years’ remaining contractual life)	915,000	7.81	1,720,000	7.81

Options granted and exercised	—		3,791,656

Options available for granting in the future periods	585,000		12,344

No stock options expired or were granted in 2010 and 2009.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

The following tables summarize the stock-based compensation expenses recognized by the Group:

	2011	2010	2009
Stock-based compensation recovery (expenses) arising from options granted by:
MFC Industrial	$(7,291)	$1,415	$391
A Canadian non-wholly owned subsidiary	72	(72)	—

Total	$(7,219)	$1,343	$391

As allocated to:
Continuing operations	$(7,219)	$(72)	$2,713
Discontinued operations	—	1,415	(2,322)

Total	$(7,219)	$1,343	$391

On January 1, 2011, options to purchase 2,635,000 common shares of MFC Industrial were granted to directors and certain employees of the Group. The information on the stock options granted on January 1, 2011 is as follows. The Group used Black-Scholes-Merton formula to compute the share-based compensation for the stock options.

Number of options granted	2,635,000
Vesting requirements	Immediately
Contractual life	5 years
Method of settlement	In equity
Exercise price per share	$7.81
Market price per share on grant date	$7.81
Expected volatility	60.09%
Expected option life	3 years
Expected dividends	2.58%
Risk-free interest rate	0.97%
Fair value of option per unit	$2.767

The expected volatility was determined based on the historical price movement over the expected option life, with adjustments for underlying businesses. The award holders are not entitled to dividends or dividend equivalents until the options are exercised.

The stock-based compensation expense is not tax deductible under the Canadian income tax act and, therefore, the Group did not recognize any tax benefit from granting stock options.

Note 25.    Consolidated Statements of Operations

Revenues

	2011	2010	2009
Gross revenues as reported	$520,709	$85,430	$14,718

For the components of the Group’s total revenues, please see Note 5.

The Group’s revenues included the following items:

	2011	2010	2009
Realized gain on available-for-sale securities	$—	$568	$—
Holding gains on advance sales of securities	—	4	—
Collection of underpayment of resource property royalty from prior years	—	11,219	—
Interest income arising from an arbitration (included in other revenues)	1,236	—	—
Market value increment on commodities	—	1,982	—
Gain on derivative contracts, net	6,805	—	—

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Expenses

The Group’s costs of sales comprised:

	2011	2010	2009
Commodities and resources	$414,745	$45,994	$8,512
Loss on securities, net	4,314	834	—
Credit losses (recovery) on loans and receivables	(530)	795	—
Change in fair value of investment property	56	294	—
Write-down on real estate held for sale	—	241	—
Market value decrease on commodities	4,422	—	—
Loss on derivative contracts, net	—	2,010	—
Other	12,385	1,194	13

Total cost of sales	$435,392	$51,362	$8,525

The Group’s net loss on securities comprised:

	2011	2010	2009
Trading securities	$6,507	$—	$—
Available-for-sale securities	(1,721)	—	—
Subsidiaries	(405)	834	—
Short-sale	(67)	—	—

Total cost of sales	$4,314	$834	$—

The Group included the following items in its costs of sales:

	2011	2010	2009
Inventories as costs of goods sold (including depreciation, amortization and depletion expenses allocated to costs of goods sold)	$373,048	$46,147	$8,512
(Recovery of) write-down of inventories	(29)	88	—

The Group collected a reimbursement of legal costs from an arbitration of $1,503, $nil and $nil in 2011, 2010 and 2009, respectively. The aforesaid reimbursement was shown as a reduction in the selling, general and administrative expenses.

Additional information on the nature of expenses

	2011	2010	2009
Depreciation, amortization and depletion	$13,204	$11,766	$8,563
Employee benefits expenses	19,687	3,758	2,759

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Note 26.    Income Taxes

MFC Industrial’s statutory tax rate was 26.5%, 28.5% and 29.0% in 2011, 2010 and 2009, respectively.

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of operations is as follows:

	2011	2010	2009
Income (loss) before income taxes from continuing operations	$17,181	$52,156	$(20,791)

Computed recovery of (provision for) income taxes at MFC Industrial’s statutory rates	$(4,553)	$(14,865)	$6,030
(Increase) decrease in taxes resulting from:
Foreign tax rate differences	(143)	374	(155)
Non-taxable negative goodwill	—	11,702	—
Benefit of purchased income tax reductions	4,655	—	—
Other non-taxable income	2,724	926	7
Stock-based compensation	(1,932)	(19)	807
Net tax reductions unrecognized in prior years	—	1,352	3,112
Taxable capital gains or losses, net	(1,833)	—	—
Resource property revenue taxes	(3,414)	(6,744)	(3,039)
Unrecognized losses in current year	(1,160)	(363)	—
Permanent differences	—	135	487
Reduction in future tax rate	906	34	(330)
Transfer of an interest in resource property	(1,634)	—	—
Loss on investment in preferred shares of former subsidiaries	—	—	(2,828)
Other, net	401	493	380

Recovery of (provision for) income taxes	$(5,983)	$(6,975)	$4,471

Consisting of:
Resource property revenue taxes	$(4,647)	$(6,744)	$(3,039)
Other income taxes	(1,336)	(231)	7,510

	$(5,983)	$(6,975)	$4,471

In addition, the aggregate current and deferred tax relating to items that are charged to equity was $324 (recovery), $256 and $nil, respectively, in 2011, 2010 and 2009,

The Group’s tax expense above does not include any amounts for joint ventures and associates or discontinued operations whose results are included in the statement of operations net of taxes.

In general, dividend payable by MFC Industrial to its shareholders is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible US resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Note 27.    Earnings (Loss) Per Share

Earnings (loss) per share data for the years ended December 31 from operations is summarized as follows:

	2011	2010	2009
Basic earnings (loss) from continuing operations available to holders of common shares	$12,193	$45,839	$(16,320)
Effect of dilutive securities	—	—	—

Diluted earnings (loss) from continuing operations	$12,193	$45,839	$(16,320)

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

	Number of Shares
	2011	2010	2009
Weighted average number of common shares outstanding — basic	62,561,421	35,857,873	30,354,207
Effect of dilutive securities:
Options	—	1,038	—

Weighted average number of common shares outstanding — diluted	62,561,421	35,858,911	30,354,207

As at December 31, 2011 and 2009, there were 2,635,000 and 441,664 stock options, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for 2011 and 2009. There were no stock options outstanding as at December 31, 2010.

Note 28.    Dividends paid

On January 10, 2011, MFC Industrial announced it had declared an annual cash dividend and established an annual dividend policy as follows:

•	The annual dividend will be based on the annual dividend yield of the New York Stock Exchange Composite Index (the “NYSE Composite Index”) for the preceding year plus 25 basis points.

•	For 2011, an aggregate cash dividend of $0.20 per common share, representing a dividend yield of 2.58 percent, was paid in quarterly installments.

•

The first 2011 dividend payment of $0.05 per common share was paid on January 31, 2011 to shareholders of record on January 20, 2011. The second dividend of $0.05 per share shares was paid on April 11, 2011 to shareholders of record on March 31, 2011. The third dividend of $0.05 per share was paid on July 11, 2011 to shareholders of record on June 30, 2011. The fourth dividend of $0.05 per share was paid on October 11, 2011 to shareholders of record on September 30, 2011.

Note 29.    Commitments and Contingencies

Leases as lessors

The Group leases out land and buildings, primarily classified under investment property, under non-cancellable operating lease agreements. The leases have varying terms, subject to the customary practices in the particular regions.

Future minimum commitments under long-term non-cancellable operating leases are as follows:

Year	Amount
2012	$1,978
2013	911
2014	402
2015	348
2016	311
Thereafter	311

$4,261

The leases have varying terms, subject to the customary practices in the local regions. The Group recognized rental income of $2,935 (including subleases of $84), $330 and $nil for the years ended December 31, 2011, 2010 and 2009, respectively.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Leases as lessees

Future minimum commitments under long-term non-cancellable operating leases are as follows:

Year	Amount
2012	$1,710
2013	1,350
2014	853
2015	779
2016	119
Thereafter	—

$4,811

The leases have varying terms, subject to the customary practices in the local regions. Minimum lease payments recognized as expenses were $2,803 (including contingent rents of $76), $800 and $281 for the years ended December 31, 2011, 2010 and 2009, respectively.

Litigation

The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2011 or the possibility of any outflow in settlement remote.

Guarantees

Guarantees are treated as contingent liabilities unless it becomes probable that the Group will be required to make payment under the guarantee.

As at December 31, 2011, the Group had issued guarantees up to a maximum of $27,856 to its trading and financing partners in the normal course of its commodities activities, of which $13,791 has been used and outstanding and has not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Loan Commitment

The Group has granted a credit facility up to $20,000 to a former affiliate, of which $19,869 had been drawn and outstanding as at December 31, 2011 (see Note 8). The credit facility is to expire in May 2012.

Purchase Obligations

As at December 31, 2011, the Group had open purchase contracts aggregating $3,444 with respect to its commodities activities, due in 2012. None of these had been recognized in the consolidated statement of financial position as at December 31, 2011.

Note 30.    Consolidated Statements of Cash Flows — Supplemental Disclosure

Interest paid and received, dividends received and income taxes paid are classified as operating activities. Dividends paid are classified as financing activities.

There are no circumstances in which cash and cash equivalents held by an entity are not available for use by the Group.

The Group had the following non-cash transactions:

Non-cash transactions in 2011: (1) the Company derecognized a non-wholly-owned subsidiary as a result of loss of control and reclassified it as an available-for-sale security which was eventually written off (see Note 32); and (2) the Company reorganized its indirect royalty interest by transferring it to another entity in exchange for an aggregate economic interest of 99.44% in the entity (see Note 3).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Non-cash transactions in 2010: (1) the offsetting of a promissory note of CDN$1,750 plus accrued interest thereon against payable due to the affiliate; (2) the Company acquired all of the issued and outstanding common shares of Mass by issuing its own shares (see Note 3); (3) the Company acquired shares in a former special purpose entity by issuing 41,400 common shares of MFC Industrial, valued at $303; and (4) the Group exchanged a publicly-traded security with a carrying value of $799 for other publicly-traded securities with aggregate fair value of $1,457 from an affiliate, resulting in a gain of $658.

Non-cash transactions in 2009: (1) the settlement of the investment in the preferred shares of former subsidiaries and accrued dividend thereon for promissory notes; and (2) the conversion of a promissory note of CDN$11,346 into common shares of a former subsidiary.

Note 31.    Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties which include affiliates which the Group has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ or the Group’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include MFC Industrial’s directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in these financial statements, the Group had the following transactions with affiliates.

Continuing operations

	2011	2010	2009
Dividend income on common shares*	$181	$193	$280
Royalty expense paid and payable*	(773)	(800)	(614)
Sales of goods	455	—	—
Fee income	32	3	—
Purchases of goods	(3,476)	(1,856)	—
Fee expense for managing resource property	—	(1,575)	(839)
Fee expense for management services, including expense reimbursements	—	(333)	(3,069)
Director’s salary from a subsidiary to a close family member of a director	(21)	—	—
Loss on settlement of investment in preferred shares of former subsidiaries	—	—	(9,538)
Interest income	296	44	309
Interest expense	—	—	(447)

*	included in income from an interest in resource property

Discontinued Operations

	2011	2010	2009
Fee income	$—	$—	$494
Fee expense for management services, including expense reimbursements	—	(127)	(990)

Transactions with related parties are made in arm’s length transactions at normal market prices and on normal commercial terms.

In addition to the transactions above, the Group had the following transactions with related parties:

In 2011, the Group, in the normal course of business, purchased long-term available-for-sale securities with a fair value of $1,415 for cash from an entity which was a related party until June 2011.

In 2010, the Group entered into an agreement with its former wholly-owned subsidiary whereby the Group agreed to offset its payables to the former subsidiary against its note receivable (CAD$1,750) from the former

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

subsidiary plus accrued interest thereon. Furthermore, the Group obtained bridge financing of $8,000 from the affiliate for three days. The Company did not pay any interest and fees to this affiliate in relation to such bridge financing.

Key management personnel

The remuneration of key management personnel of the Group was as follows:

Year ended December 31	2011	2010	2009
Short-term employee benefits	$1,023	$1,277	$2,247
Post-employment benefits	—	—	44
Other long term benefits	—	—	—
Termination benefits	—	784	—
Share-based payments*	2,089	—	—
Directors’ fees	201	203	451

Total	$3,313	$2,264	$2,742

*	The share-based payments were computed by the reference to the fair value of options measured by Black-Scholes-Merton formula on the grant date (see Note 24).

Key management personnel comprises the members of the Board of Directors, President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of MFC Industrial. The short-term employee benefits in 2009 included management fee expenses paid to a corporation which was associated with a former Chief Executive Officer.

The termination benefits in 2010 represented amounts paid to the former Chief Operating Officer.

In addition, in 2010, the Group paid $1,026 (comprising $998 in cash and $28 (net book value at the time of settlement) in a used vehicle) in aggregate to its former chief executive officer as a termination benefit which was not included in the above remuneration table. The termination occurred in 2009 and the termination benefit was not recorded in 2009 until settled in 2010 and was included in the discontinued operations.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Note 32.    Financial Instruments

The fair value of financial instruments at December 31 is summarized as follows:

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Fair value through profit or loss:
Cash and cash equivalents, short-term cash deposits and restricted cash	$387,838	$387,838	$401,161	$401,161
Short-term securities	12,766	12,766	25,145	25,145
Derivative assets	66	66	12	12

Loans and receivables:
Receivables*	48,065	48,065	27,978	27,978
Bills of exchange	10,545	10,545	—	—

Available-for-sale instruments:
Securities, at market value	11,902	11,902	9,968	9,968

Available-for-sale instruments that do not have a quoted market price in an active market:
Securities, unlisted	—	—	43	43

Total	$471,182	$471,182	$464,307	$464,307

Financial Liabilities:
Financial liabilities measured at amortized cost:
Short-term borrowings	$114,239	$114,239	$69,979	$69,979
Accounts payable and accrued expenses and provisions*	39,322	39,322	38,765	38,765
Debt	47,127	47,088	52,748	53,399

Held for trading:
Derivative liabilities	887	887	5,821	5,821

Total	$201,575	$201,536	$167,313	$167,964

*	Not including derivative financial instruments

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

The fair value of cash and cash equivalents, restricted cash and term deposits is based on reported market value. The fair value of short-term trading securities is based on quoted market prices (Level 1 fair value hierarchy). The fair value of unlisted securities is based on their estimated net realizable values. The fair value of available-for-sale securities is based on quoted market prices, except for those which are not quoted in an active market which are measured by an appropriate valuation method (Level 3 fair value hierarchy). The fair values of bills of exchange, short-term receivables, short-term borrowings and accounts payable and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their carrying value. The fair values of long-term debt and other long-term liabilities were determined using discounted cash flows at prevailing market rates of interest for a similar instrument with a similar credit rating. The fair values of the foreign currency derivative financial instruments are based on the quotes from foreign exchange dealers and/or brokers and are reviewed and confirmed by management of the Group using readily observable market input, such as forward exchange rates (Level 2 fair value hierarchy).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

The following tables present the financial instruments measured at fair value classified by the fair value hierarchy as at December 31, 2011 and 2010:

As at December 31, 2011	Level 1	Level 2	Level 3	Total
Financial Assets:
Held for trading:
Short-term securities	$12,766	$—	$—	$12,766
Derivative assets	—	66	—	66
Available-for-sale securities	11,902	—	—	11,902

Total	$24,668	$66	$—	$24,734

Financial Liabilities:
Held for trading:
Derivative liabilities	$—	$887	$—	$887

As at December 31, 2010	Level 1	Level 2	Level 3	Total
Financial Assets:
Held for trading:
Short-term securities	$25,145	$—	$—	$25,145
Derivative assets	—	12	—	12
Available-for-sale securities	9,968	—	—	9,968

Total	$35,113	$12	$—	$35,125

Financial Liabilities:
Held for trading:
Derivative liabilities	$—	$5,821	$—	$5,821

	2011	2010
Movement of Level 3 of fair value hierarchy:
Opening balance	$—	$—
Addition (see Note 4)	—	162,958
Addition as a result of derecognition of a subsidiary	1,909	—
Distributions to shareholders (see Note 4)	—	(161,348)
Write-off	(1,909)	—
Reclassification to Level 1 of fair value hierarchy (see Notes 4 and 6)	—	(1,610)

Ending balance	$—	$—

Generally, management of the Group believes that the current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Group uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. The Group has risk managers and other personnel to perform checking functions and risk assessments to ensure that Group’s procedures and policies are complied with.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

The nature of the risk that the Group’s financial instruments are subject to is set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and cash equivalents, short-term cash deposits and restricted cash	X		X	X
Short-term securities			X		X
Long-term securities			X		X
Derivative assets and liabilities	X	X	X		X
Bills of exchange	X		X
Receivables	X		X
Short-term bank borrowings		X	X	X
Accounts payable and accrued expenses		X	X
Provisions				X
Long-term debt		X		X

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

Sensitivity analysis:

At December 31, 2011, if benchmark interest rates (such as LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, income from continuing operations for the year 2011 would have been $479 higher, arising mainly as a result of lower net interest expense. Conversely, if benchmark interest rates at that date had been 100 basis points (1.00%) per annum higher with all other variables held constant, income from continuing operations for the year 2011 would have been $473 lower, arising mainly as a result of higher net interest expense. There would have been no impact on the Group’s other comprehensive loss.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Group to credit risk consist of cash and cash equivalents, restricted cash, term deposits and derivative and credit exposures to customers, including outstanding receivables and committed transactions. The Group has deposited the cash and cash equivalents, restricted cash, term deposits and conducted derivative financial instruments with reputable financial institutions with high credit ratings, from which management believes the risk of loss to be remote. The Group has receivables from various entities including customers and affiliates. Management does not believe that any single customer or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Group’s large and diversified customer base. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements. The credit analysis is performed by the Group internally. The Group also uses

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

factoring and credit insurances to manage the credit risk. The Group held bills of exchange at December 31, 2011 and proceeds of which were collected in January 2012. The Group does not have exposure to Eurozone sovereign debt for which the issuing states (Greece, Spain and Portugal) have experienced credit downgrades or other indicators of financial difficulties, and customers of these Eurozone states.

The average contractual credit period for trade receivables is about 60-90 days. However, due to the use of the factoring facilities, the average life time of trade receivables are reduced to about 10 days. For the aging analysis of the past-due receivables, see Notes (8), (9) and (10).

The maximum credit risk exposure as at December 31, 2011 is as follows:

Amounts recognized on the consolidated statement of financial position:

Cash and cash equivalents, short-term cash deposits and restricted cash	$387,838
Derivative assets	66
Bills of exchange	10,545
Loans and receivables	48,065

446,514
Amount of credit facility committed but not drawn (see Note 29)	131
Guarantees (see Note 29)	27,856

Maximum credit risk exposure	$474,501

As at December 31, 2011, the Group had issued guarantees up to a maximum of $27,856 to its trading and financing partners in the normal course of its commodities activities. As of December 31, 2011, $13,791 has been used and outstanding and has not been recorded as liabilities in the consolidated statement of financial position. In the past five years, no claim has been made against the guarantees issued by the Group. Typically, these guarantees are issued on behalf of the Group’s trading and financing partners and, in case of non-performance by a trading or financing partner and a claim is made against the Group, the Group can make the claim against the defaulting trading or financing partner to recover the loss.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Group operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros and the United States dollars. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group’s exposure to foreign currency risk on material contracts denominated in foreign currencies (other than the functional currencies of the subsidiaries), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2011 and 2010, the Group had derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of $nil and $236,015, respectively, and a net unrealized fair value loss of $nil and $5,078, respectively. As at December 31, 2011, the Group did not adopt hedge accounting.

Sensitivity analysis:

At December 31, 2011, if the US dollar had weakened 10% against the local functional currencies with all other variables held constant, income from continuing operations for the year 2011 would have been $1,992 lower. Conversely, if the US dollar had strengthened 10% against the local functional currencies with all other variables held constant, income from continuing operations would have been $1,992 higher. The reason for such change is mainly due to certain US dollar-denominated financial assets (net of liabilities) held by entities whose functional currency is not the US dollar. There would have been no material impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2011, if the Euro had weakened 10% against the local functional currencies with all other variables held constant, income from continuing operations for the year 2011 would have been $173 lower. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

constant, income from continuing operations would have been $173 higher. The reason for such change is mainly due to certain Euro-denominated financial assets (net of liabilities) held by entities whose functional currency is not the Euro. There would have been no impact arising from financial instruments on other comprehensive income in either case.

Other price risk

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market. The Group’s other price risk includes equity price risk whereby the Group’s investments in equities of other entities held for trading or as available for sale are subject to market price fluctuation. The Group did not hold any asset-backed securities.

Sensitivity analysis:

At December 31, 2011, if the equity price in general had weakened 10% with all other variables held constant, income and comprehensive income from continuing operations for the year 2011 would have been $691 and $1,163, respectively, lower. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, income and comprehensive income from continuing operations would have been $691 and $1,163, respectively, higher.

The Group buys and sells commodities future contracts on the London Metal Exchange and enters into financial derivative contracts (e.g. futures and swaps) with banks, customers and commodities brokers. Management uses the derivative contracts to manage the price fluctuation for its own account or for customers. As at December 31, 2011, the Group had outstanding commodity derivative financial instruments with aggregate notional amounts of $36,256 primarily to hedge against the long position in inventories, which resulted in a net unrealized fair value loss of $821.

Sensitivity analysis:

At December 31, 2011, if the commodity price in the financial instrument contracts in general had weakened 10% with all other variables held constant, income from continuing operations for the year 2011 would have been $3,080 higher. Conversely, if the commodity price in the financial instrument contracts in general had strengthened 10% with all other variables held constant, income from continuing operations would have been $3,080 lower. There would have been no impact on other comprehensive income in either case.

The Group executes contracts with third parties for the sale and physical delivery of commodities so as to intend to achieve a targeted price. Contracts for such are not typically financial instruments and therefore excluded from the fair value disclosure and sensitivity analysis.

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

Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. All derivative financial liabilities are to be settled within one year. Please also refer to Note 20 for debt maturity schedule.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

Concentration risk

Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of the aggregate financial assets (or liabilities) in the Group’s consolidated statement of financial position.

The Group regularly maintains cash balances in financial institutions in excess of insured limits. The Group has deposited the cash and cash equivalents, restricted cash and term deposits with reputable financial institutions with high credit rating, and management believes the risk of loss to be remote. As at December 31, 2011, the Group had cash and cash equivalents aggregating $209,420 with and an investment of $130 in a banking group in Austria. The Group also owed $62,965 in aggregate short-term banking borrowings and debt to the Austria banking group.

Additional disclosure

In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in the statement of operations in 2011, 2010 and 2009 as follows:

	2011	2010	2009
Interest income on financial assets not at fair value through profit or loss	$2,935	$2,044	$309
Interest income on financial assets classified at fair value through profit or loss	7,766	748	126

Total interest income	$10,701	$2,792	$435

Interest expense on financial liabilities not at fair value through profit or loss	$(2,381)	$(397)	$(473)
Interest expense on financial liabilities classified at fair value through profit or loss	(4,305)	(577)	(4)

Total interest expense	$(6,686)	$(974)	$(477)

Dividends income on financial assets at fair value through profit or loss	$250	$467	$1
Dividends income on financial assets classified as available for sale, resource property related*	181	193	280
Dividends income on financial assets classified as available for sale, other	88	—	—
Net gain (loss) on financial assets at fair value through profit or loss	298	(170)	324
Credit losses (recovery)	(530)	795	—

*	included in income from an interest in resource property

Note 33.    MFC Industrial and its Significant Subsidiaries

MFC Industrial has its principal executive office at Suite 1620 — 400 Burrard Street, Vancouver, British Columbia, Canada.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

The following table shows the direct and indirect significant subsidiaries as at December 31, 2011. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact on the consolidated results and net assets of the Group.

Subsidiaries	Country of Incorporation	Proportion of Voting Interest	Proportion of Beneficial Interest
MFC Commodities GmbH	Austria	100%	100%
MFC Trade & Financial Services GmbH	Austria	100%	100%
IC Managementservice GmbH	Austria	100%	100%
Global Bulk Transport GmbH	Austria	100%	100%
International Trade Services GmbH	Austria	100%	100%
MFC Metal Trading GmbH	Austria	100%	100%
Magnum Minerals Private Limited	India	100%	100%
AFM Aluminiumfolie Merseburg GmbH	Germany	55%	55%
MAW Mansfelder Aluminiumwerk GmbH	Germany	55%	55%
MFC (A) Ltd.	Marshall Islands	100%	100%
MFC (D) Ltd.	Marshall Islands	100%	100%
Brock Metals s.r.o.	Slovakia	100%	100%
M Financial Corp.	Barbados	100%	100%
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China	90%	90%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%	46%
MFC Corporate Services AG	Switzerland	100%	100%

As at December 31, 2011, there were no significant restrictions (including protective rights of non-controlling interests) which could significantly restrict MFC Industrial’s ability to access or use the assets and settle the liabilities of the Group.

Note 34.    Subsequent Events

Dividend

On January 17, 2012, MIL announced its annual cash dividend for 2012 as follows:

•	The 2012 annual cash dividend will be $0.22 per common share in total, paid in quarterly installments.

•	The first payment of $0.05 per common share will be paid on February 10, 2012 to shareholders of record on January 27, 2012.

•	The remaining quarterly dividend payments per common share in 2012 are expected to be made as follows:

•	March — $0.05;

•	June — $0.06; and

•	September — $0.06.

•

The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Business combination

On March 16, 2012, a subsidiary of MFC Industrial (the “Purchaser”) purchased a 75% equity interest and a shareholder loan interest in a corporation,for a total purchase price of $28,000 which was paid out on March 19, 2012. The corporation has a mineral refinery plant and power plant and the Group acquired the corporation for the synergy it will produce to the Group’s commodities and resource segment. The acquisition of the 75% equity and the shareholder loan interests together will effectively transfer 100% economic interest in the corporation to

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DECEMBER 31, 2011

the Purchaser and, therefore, there will be no non-controlling interest to be recognized in connection with the acquisition of this corporation. There were no identifiable intangible assets and goodwill expected to be acquired. The amount of acquisition-related costs was nominal.

This business combination is not considered as material. The initial accounting for this acquisition is incomplete at the time these financial statements are authorized for issue because of the time constraint.

Note 35.    Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 30, 2012.

ITEM 19:	EXHIBITS

Exhibits Required by Form 20-F

Exhibit Number	Description

1.1	Amended and Restated Articles of MFC Industrial Ltd.

1.2	Notice of Articles dated October 11, 2011 of MFC Industrial Ltd.

1.3	Certificate of Change of Name dated September 30, 2011 of MFC Industrial Ltd.

4.1	Amendment to Mining Lease Agreement dated January 1, 1987 between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.

4.2	Memorandum of Agreement dated November 24, 1987 between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.

4.3	First Amendment to the Memorandum of Agreement between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.

4.4	Amended 1997 Stock Option Plan. Incorporated by reference from our Form S-8 dated May 23, 2007.

4.5	Arrangement Agreement dated February 26, 2010 between MFC Industrial Ltd. and KHD Humboldt International (Deutschland) AG. Incorporated by reference from our Form 6-K dated March 3, 2010.

4.6	Agreement dated September 24, 2010 between MFC Industrial Ltd. and Mass Financial Corp. Incorporated by reference from our Form 6-K dated September 30, 2010.

4.7	2008 Equity Incentive Plan. Incorporated by reference from our Form F-4 dated October 7, 2010.

8.1	List of significant subsidiaries of our company as at March 30, 2012.

11.1	Code of Ethics. Incorporated by reference from our Form 6-K dated October 5, 2009.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Letter dated March 30, 2012 of a member of NEXIA International, Davidson & Company LLP as required by Item 16F of Form 20-F.

15.2	Consent dated March 30, 2012 of Deloitte & Touche LLP.

15.3	Consent dated March 30, 2012 of a member of NEXIA International, Davidson & Company LLP.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 30, 2012

MFC INDUSTRIAL LTD.

/s/ Michael J. Smith
Michael J. Smith Chairman, Chief Executive Officer and President