Form 20-F
period 2012-12-31
MFC Industrial Ltd.
filed 2013-04-01
CIK 16859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

Commission file number 001-04192

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal offices)

Michael J. Smith	with a copy to:
Suite 1620 - 400 Burrard Street	H.S. Sangra, Sangra Moller LLP
Vancouver, British Columbia, Canada V6C 3A6	1000 Cathedral Place, 925 West Georgia Street
Telephone: +1 604-683-8286	Vancouver, British Columbia, Canada V6C 3L2
Facsimile: +1 604-683-3205	Facsimile: +1 604-669-8803

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 62,552,126 common shares, without par value, issued and outstanding as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ YES      ☒ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐ YES      ☒ NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES      ☐ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ YES      ☒ NO

MFC INDUSTRIAL LTD.

WE ARE A GLOBAL COMMODITY SUPPLY CHAIN COMPANY

Our primary business is our commodity supply chain business, which is globally focused. We finance, assess risk, produce, source, process, transport and warehouse these commodities for producers and consumers of commodities around the world.

Our integrated commodities operations, which include a wide range of commodities from metals, ceramics, minerals, natural gas, chemicals, plastics, additives for food and beverages, animal feed and wood products, are supported by our captive commodities through strategic direct and indirect investments and other commodities sources secured by us from third parties.

FOR THE YEAR ENDED DECEMBER 31, 2012

DEAR FELLOW SHAREHOLDERS

We are pleased to present the results of MFC Industrial Ltd. (“MFC”) for the year ended December 31, 2012 and to provide you with an update on our recent corporate developments. (All references to dollar amounts are in United States dollars unless otherwise stated).

2012 was a time of challenges and opportunities. We saw commodities prices experience a weaker than expected year, which opened the doors to two significant opportunities for us. These opportunities have allowed us to enlarge our commodities footprint, enter new markets and expand our supply chain platform, thus offering growth and the potential for significant contributions to the economics of our company in a recovering economy. We still have a long way to go to reach our goals. However, we are fortunate to have a good business platform and a sound financial foundation.

HIGHLIGHTS
FOR THE YEAR ENDED DECEMBER 31, 2012
►	Exited the Indian iron-ore market and recognized a one-time non-cash impairment charge and inventory write-down (net of an income tax recovery) of $48.2 million.
►	Increased our book value per share to $12.11, from $8.74 at the end of 2011. Total assets are now $1.38 billion.
►	Increased our annual cash dividend by 9% for 2013, representing a 2.81% yield, based on the closing price of our shares in 2012.
►	Expanded our commodities platform into natural gas and midstream facilities with the completion of the acquisition of Compton Petroleum Corporation (“CPC”).
►	Grew our commodity supply chain business with the acquisition of Possehl Mexico S.A. de C.V. (“Possehl”) and ACC Resources Co., L.P. (“ACCR”), which also gave us new products and new markets.
►	Acquired Kasese Cobalt Company Limited (“KCCL”), which owns a cobalt refinery and a hydroelectric power station.
►

Our net income for the year ended December 31, 2012, increased to $30.6 million, or $0.49 per share on a diluted basis, excluding a non-cash accounting gain of $247.0 million, a one-time non-cash impairment charge and inventory write-down (net of an income tax recovery) of $48.2 million and certain one-time transaction expenses of $2.6 million. See page (III) for a reconciliation to net income.

On the negative side, we saw a major shift in the mining landscape in India during the year. In September 2012, the Indian government halted all mining activity in the State of Goa following the tabling in Parliament of the Shah Commission report on illegal mining. Subsequently, in October 2012, the Supreme Court further banned all mining activities in the State. We believe these orders will take many years to resolve and, as a result, made the decision to exit the market and recognized an impairment charge and write-down, net of income tax recovery of $48.2 million.

We completed the takeover of CPC, a company active in the production of natural gas and natural gas liquids. This transaction reflected our strategy to increase our captive commodities sources and meets our stated investment objectives.

In 2012, we were also pleased to announce that we acquired Park Ridge, NJ-based, ACCR and its affiliated company, Mexico City-based, Possehl. ACCR and Possehl were privately owned, fully integrated commodity supply chain companies, specializing in industrial raw materials, chemicals and various other products. These companies will expand our existing global supply chain network, reaching further into the North and Latin American markets.

During 2012, we also acquired KCCL, which owns a cobalt refinery plant and a hydroelectric power station. The refinery should deplete its pyrite tailings supply by the end of 2013 and we are now in the planning stages of shutting down the refinery. Discussions are in progress to sell the equipment to third parties upon completion of the dismantling of the refinery itself. KCCL will retain ownership of the hydroelectric power station, which will sell electricity directly to the grid.

II
LETTER TO SHAREHOLDERS

We must now integrate all of our newly acquired businesses, which we view as both a challenge and a good opportunity. MFC will continue to focus on increasing its efforts in acquiring undervalued captive commodities assets and operating businesses, as well as streamlining its existing operations. Our financial foundation has allowed us to expand and diversify our commodities business in an expedient manner.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2012

Total revenues for the year ended December 31, 2012 decreased to $485.7 million compared to $520.7 million in 2011. Our income for 2012, including a non-cash bargain purchase accounting gain of $247.0 million, primarily from the CPC acquisition, and a one-time non-cash impairment and write-down charge (net of income tax recovery) of $48.2 million for our former subsidiary, increased to $226.8 million, or $3.62 per share on a diluted basis, from $12.2 million, or $0.19 per share on a diluted basis from the same period last year.

Excluding a non-cash bargain purchase accounting gain of $247.0 million (which was primarily a net gain on the purchase of CPC excluding our cost), one-time non-cash impairment charge and inventory write-down (net of an income tax recovery) of $48.2 million (on our former subsidiary) and certain one-time transaction expenses of $2.6 million, our income for the year ended December 31, 2012 increased to $30.6 million, or $0.49 per share on a diluted basis, from $12.2 million, or $0.19 per share on a diluted basis from the same period last year.

Revenues were down for 2012 because of several factors, including the fact that the Euro depreciated against the United States dollar by 7.6%. We also had lower volumes and price reductions on some commodities during the first half of the year. However, we did offset some of the revenue reduction through the introduction of new products. Our revenue numbers were disappointing, but we believe the new acquisitions will be integrated and will be major contributors in 2013.

Revenues for our commodities and resources business were $455.9 million for the year ended December 31, 2012, compared to $481.7 million for the same period in 2011. Included are the gross revenues generated by our royalty interest, which for the year ended December 31, 2012 were approximately $29.1 million, compared to $30.8 million in 2011. A total of 3,189,443 tons of iron ore pellets and concentrate were shipped during the year ended December 31, 2012, compared to 3,472,643 tons shipped in the same period in 2011.

Revenues for our merchant banking business were $11.8 million for the year ended December 31, 2012, compared to $22.5 million for the same period in 2011.

Other revenues, which encompass our corporate and other investments, were $18.0 million for the year ended December 31, 2012, compared to $16.5 million for the same period in 2011.

Costs of sales decreased to $407.6 million during the year ended December 31, 2012 from $435.4 million for the same period in 2011. Selling, general and administrative expenses increased to $47.7 million for the year ended December 31, 2012 from $40.4 million for the same period in 2011.

OVERVIEW OF OUR RESULTS FOR THE YEAR ENDED DECEMBER 31, 2012

The table below shows our revenues by operating segments for each of the years ended December 31, 2012 and 2011:

REVENUES
All amounts in thousands
	December 31, 2012	December 31, 2011
	twelve months	twelve months
Commodities and resources	$455,898	$481,677
Merchant banking	11,751	22,487
Other	18,010	16,545

Total revenues	$485,659	$520,709

III
LETTER TO SHAREHOLDERS

Our income from operations for each of the years ended December 31, 2012 and 2011 are broken out in the table below:

INCOME FROM OPERATIONS
All amounts in thousands, except per share amounts
	December 31, 2012		December 31, 2011
	twelve months		twelve months
Commodities and resources	$(25,661	) (1)	$23,157
Merchant banking	259,957	(2)	8,858
Other	(9,301)		(14,834)

Income before income taxes	224,995		17,181
Income tax recovery (expenses)	8,528		(1,336)
Resource property revenue tax expenses	(5,902)		(4,647)
Net (income) loss attributable to non-controlling interests	(867)		995

Net income attributable to shareholders	$226,756	(3)	$12,193

Earning per share	$3.62	(3)	$0.35 (4)

Notes: (1)	Included a one-time non-cash impairment and write-down of $62.1 million (before income tax recovery of $13.8 million).
(2)	Includes a non-cash bargain purchase accounting gain of $247.0 million.
(3)	Including a non-cash bargain purchase gain of $247.0 million and a non-cash impairment and write-down of $48.2 million (net of income tax recovery).
(4)	The first half of 2011 included a one-time expense of $0.14 per share.

REVENUE BREAKDOWN BY REGION

The following pie chart shows our revenue by region for the year ended December 31, 2012.

REVENUE BY REGION

IV
LETTER TO SHAREHOLDERS

FINANCIAL

The following table highlights certain selected key financial numbers and ratios as of December 31, 2012.

FINANCIAL HIGHLIGHTS
All amounts in thousands, except per share amount and ratios
December 31, 2012
Cash and cash equivalents	$273,790
Trade receivables	72,820
Current assets	684,278
Total assets	1,381,489
Current liabilities	338,930
Working capital	345,348
Current ratio*	2.02
Acid test ratio*	1.20
Total liabilities	618,104
Shareholders’ equity	757,197
Equity per common share	12.11

Note: *	The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables divided by total current liabilities and excluding restricted cash inventories, prepaid and assets held for resale and related liabilities.

V
LETTER TO SHAREHOLDERS

LIQUIDITY

Liquidity is of great importance to companies in our business. As at December 31, 2012, we had cash, short-term deposits and securities of $280.6 million. Our objectives when managing capital are: to safeguard our ability to do business so that we can continue to provide returns to shareholders; and to provide an adequate return by pricing products and services commensurately with the level of risk. We also maintain a flexible capital structure which optimizes the cost of capital at acceptable risk and we set the amount of capital allocated proportionate to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

LIQUIDITY
All amounts in thousands
	December 31, 2012	December 31, 2011
Total debt	$162,993	$47,127
Less: cash and cash equivalents	(273,790)	(387,052)

Net debt (net cash & cash equivalents)	(110,797)	(339,925)
Shareholders' equity	757,197	546,623

LONG-TERM DEBT

The following table highlights certain selected key numbers and ratio as of December 31, 2012.

LONG-TERM DEBT
All amounts in thousands, except ratio
	December 31, 2012	December 31, 2011
Long-term debt, less current portion	$118,824	$20,150
Shareholders' equity	757,197	546,623
Long-term debt-to-equity ratio (1)	0.16	0.04

Note (1)	The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

As at December 31, 2012, the majority of our long-term debt, less current portion in the amount of $105.5 million, consists of borrowing from banks. All-in costs for this unsecured loan, which is due November 2020, are 2.54% annually.

CREDIT FACILITIES

We maintain various types of credit lines and facilities with various banks, and most of these are short-term. These facilities are used for day-to-day business, structured solutions and various other activities in both the commodities and finance areas.

As at December 31, 2012, we had credit facilities aggregating $439.7 million as follows: (i) revolving credit facilities aggregating $119.2 million from banks; (ii) revolving credit facilities aggregating $63.8 million from banks for structured solutions. The margin is negotiable when the facility is used; (iii) a structured factoring arrangement with a bank for up to $122.6 million for our commodities activities. Generally, we can factor our commodity receivables upon invoicing at the inter-bank rate plus a margin; and (iv) a foreign exchange credit facility of $58.1 million with a bank. All of these bank lines and facilities are renewable on a yearly basis.

VI
LETTER TO SHAREHOLDERS

COMMODITY LINES

As a result of our recent acquisitions combined with our other integrated commodities and mineral interests operations, we can now supply a wide range of commodities including metals, ceramics, minerals, natural gas, chemicals, plastics, additives for food and beverages, and wood products. These are supported by our captive commodities arrangements through strategic direct and indirect investments and other sources secured by us from third parties. The following charts show some of the commodities we now supply:

METALS & MINERALS

manganese-ore
coal and coke
base metals
magnesium
steel products
zinc alloys
aluminum foils & sheets
iron ore
ferrous alloys
silicon metals
cobalt

PLASTICS & TALCS

polystyrene
polyethylene
polyethylene terephthalate
polypropylene
polyvinyl chloride
Possalc (Possehl's brand)
titanium dioxide
mica
wollastonite
titanium dioxide

WOOD PRODUCTS

wood pellets
saw logs
round logs
sawn timber
plywood
medium density
fiberboard

FOOD & BEVERAGES

citric acid
phosphoric acid
sodium cyclamte
sodium bicarbonate
xanthan gum
pirosil
anhydride sodium

CHEMICALS & NATURAL GAS

natural gas
natural gas liquids
acid fluorspar
aluminum fluoride
aluminum hydroxide
barium carbonate
calcium chloride
magnesium chloride
carbon filters
zinc oxide

REFRACTORIES

bauxite
flint clay
magnesium oxide
alumina cements
chrome ore
andalusite
silicon carbide
zircon sand
chamotte

VIl
LETTER TO SHAREHOLDERS

UPDATE ON OUR SOURCES OF FERROUS METALS IN INDIA

In September 2012, the Indian government halted all mining activity in the State of Goa following the tabling in Parliament of the Shah Commission report on illegal mining. Subsequently, in October 2012, the Supreme Court, acting on a filed petition, stayed all mining operations, including transport of mined minerals (iron ore and manganese), in the State until further orders.

We believe the orders will take many years to resolve for the existing mines and that there is a very strong possibility that no new mining will ever occur. As a result, it was our decision to move on and recognize a loss on our investment. We have sold our position for nominal consideration, consisting of an interest in any future cash flow if mining actually resumes.

With this former subsidiary being sold in 2013, MFC recognized an impairment charge of $42.6 million on these interests and a $19.4 million write-down on inventories. The total impairment and write-down was $48.2 million, net of an income tax recovery of $13.8 million. MFC has no further cash flow obligations associated with these operations.

EXPANDED OUR COMMODITIES PLATFORM INTO NATURAL GAS & MIDSTREAM FACILITIES

The acquisition of CPC in 2012 expanded our commodities platform into natural gas and midstream facilities. We determined to pursue and complete the acquisition of CPC for, among other things, the following key reasons:

  to significantly expand our global commodities platform into the energy sector;

  the price paid under our takeover of CPC was attractive and considerably below CPC's net asset value, which resulted in our recognition of a bargain purchase gain of $244.6 million for the year ended December 31, 2012 in connection with the acquisition of CPC;

  CPC's operations include significant midstream facilities, which present an opportunity for growth through value-added projects and the consolidation of regional gas production;

  in addition to its producing properties, CPC has a significant undeveloped land package, which, as at December 31, 2012, included 309,782 net undeveloped acres which can be further developed; and

  at the time we completed the takeover, our acquisition cost per mcf equivalent for CPC's proved and probable natural gas, NGL and oil reserves was approximately CDN$0.10 based on CPC's most recent reserves estimates prior to completion of the acquisition, which were as of June 30, 2012. Please note that these reserves estimates are historic in nature, do not represent our reserves as at December 31, 2012 and were prepared by CPC based upon Canadian securities requirements and are not comparable to the updated reserves figures that we have prepared in accordance with SEC requirements, which are in our Annual Report on Form 20-F.

LETTER TO SHAREHOLDERS
VIII

The following are selected highlights of this acquisition.

HIGHLIGHTS OF THE TRANSACTION

Acquired CPC, a producer and processor of natural gas and other hydrocarbons in Western Canada, for approximately CDN$33.1 million on September 6, 2012.
Expanded our global commodities platform to include energy.
Majority of operations located in Deep Basin fairway of Western Canada.
Significant undeveloped land bank.
Future tax benefits.
Recognized a $244.6 million bargain purchase gain in connection with the acquisition.

In reviewing these assets, we will use our financial strength to arrange credit facilities. We have reduced CPC’s selling, general and administrative expenses and we also refinanced their bank debt. As a consequence, we can now look to rationalize these assets and better manage their supply, distribution risk and capital requirements. The following is an overview of our current plans and intentions for CPC’s assets in 2013.

Developing midstream operations

Our plan for our Mazeppa Gas Processing Facility (sweet and sour gas facility), is to develop midstream facilities which will help to reduce our exposure to the volatility of natural gas prices and have the potential to create long-term stable processing income as well as an value-added component to our natural gas. Sour gas is gas containing significant amounts of hydrogen sulfide, whereas sweet gas is a natural gas low in concentration of sulphur compounds. The Mazeppa facility was originally built by Canadian Occidental Petroleum and we are advised that the replacement cost of this facility today would be in excess of $100 million.

Using the Mazeppa facility as the foundation, our strategy involves pursuing bolt-on or value-added projects, which may involve aggregate investments of over $300 million, including the following potential projects:

DEVELOPING MIDSTREAM OPERATIONS (ADD-ON OPTIONS)

Co-generation plant (10 to 25 MW) providing electricity for our own use and with the surplus for sale to the Alberta electrical grid.
Consolidate regional sour gas production by investing in sour gas gathering infrastructure to complement our facility and connecting stranded sour gas suppliers.
Design and build a deep-cut straddle plant at our facility for the recovery of ethane, propane and butane.
A 10,000 barrel per day natural gas liquid fractionation facility and rail terminal.

IX
LETTER TO SHAREHOLDERS

We have been approached by several interested parties who wish to be our partner in our midstream operations. These projects are in the initial planning, design and contracting phases and the current timing for execution is expected to be approximately 24 to 36 months.

Wells and other processing facilities

NATURAL GAS WELLS (COSTS AND PRODUCTION)
All amounts in Canadian dollars, except production numbers
For the period between September 7 and December 31, 2012
Operating cost (lifting cost) per mcf of natural gas	CDN$	(1.32)
Royalties expenses per mcf of natural gas		(0.47)
Transportation costs per mcf of natural gas		(0.13)
Average selling price per mcf of natural gas		3.12
Natural gas production per day, mcf		55,849
Natural gas, liquids and oil production per day, BOE		10,812

It is our intention to sell certain assets as well as some of our smaller low volume wells in due course.

Significant undeveloped land bank

We have approximately 309,782 net undeveloped acres on which, due to the current pricing environment in natural gas, we do not intend to do any drilling at this time.

EXPANDED OUR COMMODITIES SUPPLY CHAIN MANAGEMENT PLATFORM AND ENTERED NEW MARKETS

MFC acquired, Park Ridge, NJ-based, ACCR and its affiliated company, Mexico City-based, Possehl in November of 2012.

X
LETTER TO SHAREHOLDERS

HIGHLIGHTS OF THE TRANSACTION

MFC acquired 60% of the shares of Possehl and 70% of the shares of ACCR for $20.9 million in cash, with the balance of the shares owned by the existing management.
The MFC group gained experienced operating management.
The acquisition resulted in our expansion into new markets and new products.

History

ACCR, established in 1957, has a head office in New Jersey and a network of offices in Latin America, including Argentina and Brazil, as well as a sourcing office in China. Possehl, which was established in 1986, has a network of offices, warehousing and agencies in Mexico. They source internationally and sell primarily in Mexico and Central and South America.

Purchase price

The acquisition price for 60% of Possehl and 70% of ACCR was equal to the Net Tangible Asset Value (“NTAV”), which equals approximately $20.9 million, subject to adjustments. An additional $2.3 million is payable by us in November 2013, at which time we will acquire an additional 10% interest in ACCR. In addition we have created a series of options for additional ACCR shares to retain key individuals with the same NTAV price formula. MFC’s notable financial strength and its already substantial global reach will be resources that will enable growth and agility for the combined companies.

It is ACCR, Possehl and MFC’s belief that China will be an excellent sourcing market for us. As the Chinese slowdown continues, their commodities prices should start to come down and they will appreciate relationships with reliable counterparties from international supply chain organizations with ready financing.

UPDATE ON THE ROYALTY INTEREST AT THE WABUSH MINE

On March 11, 2013, Cliffs Natural Resources Inc. (“Cliffs”) announced that due to high production costs and lower pellet premium pricing, which is expected to persist in certain markets during the year, it would be taking measures to adjust iron ore pellet production at its Wabush operation, while continuing to meet its customer commitments. Cliffs's current product mix in its Eastern Canadian iron ore business segment is comprised of iron ore pellets and concentrate.

Cliffs expects to idle production at its Pointe Noire iron ore pellet plant within the city of Sept-Iles, Quebec and transition to producing an iron ore concentrate from its Wabush Scully Mine in the Province of Newfoundland and Labrador by the end of the second quarter in 2013.

We do not expect that this will affect the royalty payment that we receive from Cliffs. Our royalties are paid on all iron ore products (i.e. pellets, concentrate and chips) shipped from the Wabush Mine.

Cliffs also disclosed that, for 2013, it is maintaining its full-year sales and production volume expectations of 9 to 10 million tons out of its Eastern Canada business segment. This is comprised of approximately 3 million tons of both iron ore pellets and/or concentrate products from its Wabush operation. We believe it is a positive development that Cliffs maintained its 2013 guidance for the same 3 million ton production levels as in 2012. On another Cliffs issue, we are again in arbitration over the underpayment of royalties and the method to calculate the royalty prices going forward. We expect the related hearings to be held in the fall of 2013.

UPDATE ON OUR CAPTIVE SOURCES OF FERROUS METALS AT PEA RIDGE

MFC currently holds an indirect 50% interest in the Pea Ridge Iron Ore project (“Project”), a past-producing iron ore mine located in Sullivan, Missouri. The Project is a 50/50 joint venture between MFC and Alberici Group Inc., who joined forces with the goal to re-open and further develop the former Pea Ridge Iron Ore Mine.

XI
LETTER TO SHAREHOLDERS

To date our activities at the Project have included, among other things:

  a total investment of approximately $16.7 million in the Project; and

  completing a Canadian National Instrument 43-101 compliant technical report dated August 13, 2012 by Behre Dolbear and Company (USA), Inc. and titled "Technical Report on the PRR Mining Pea Ridge Property" (the "Technical Report"), to update previously disclosed historic resources estimate to current resource estimates. The Technical Report estimated the following resources at a cut-off grade of 40% magnetic iron:

    measured and indicated resources of 248.7 million short tons at 57.82% total iron and 52.87% magnetic iron; and

    inferred resources of 15.8 million short tons at 57.64% total iron and 53.67% magnetic iron.

Please refer to the Technical Report, a copy of which is available under our profile on www.sedar.com, for further information regarding the Project and the above estimates.

In addition to completion of the Technical Report, as part of the work necessary to evaluate the Pea Ridge Mine for re-opening, we engaged the consulting firm Geotechnology, Inc. to investigate the depth and shape of the top and bottom of the subsidence cave zone which is present above the Pea Ridge Mine deposit. This work included direct measurements of the size and extent of the cave zone within existing vertical drill holes above a portion of the Pea Ridge Mine deposit. Having received the results of such investigation, we are, together with our consultants, considering additional steps in the evaluation of the cave zone, including re-drilling several existing holes above the mineralized zone, and conducting a three-dimensional detailed seismic survey over the Pea Ridge Mine site. We believe that the results of this work will be useful in determining the best way to develop and mine the iron deposit. Additionally, in 2012 we commenced confirmatory exploration and development work in connection with the large tonnage of tailings materials of the Pea Ridge Mine site.

Together with our consultants, we are conducting additional analysis and investigation regarding the re-opening of the mine, including commencing confirmatory work in connection with the large tonnage of tailings materials present at the Project site. If we determine to move forward with the Project, significant additional investment would be required. We currently expect that development activities would take place in two main phases:

XII
LETTER TO SHAREHOLDERS

  The first phase focusing on the tailings materials. This would likely require construction of a beneficiation plant to process the tailing at the project.

  The second phase would center on re-opening of the underground mine. This will involve dewatering the mine, substantial new development work, installing new equipment and, in part, will require construction of additional beneficiating facilities.

The Project is currently at a preliminary stage and any decision on proceeding with the Project, including development activities, is dependent on the completion of further analysis, including feasibility studies. Activities at the Project are proceeding in an orderly fashion. It is currently anticipated that substantial additional expenditures will be incurred in order to determine the feasibility of the Project.

DEFERRED INCOME TAX ASSETS AND LIABILITIES

DEFERRED INCOME TAX ASSETS AND LIABILITIES
All amounts in thousands
	December 31, 2012	December 31, 2011
Deferred income tax assets	$18,510	$7,524
Deferred income tax liabilities	(3,391)	(61,045)

Net	$15,119	$(53,521)

It is important to understand what has happened with these different tax assets and liabilities. In 2011 we had a liability of approximately $61.0 million primarily related to the increase in value of the royalty at Wabush that was recognized upon adoption of IFRS. Following the CPC transaction and reorganization of its tax pools, we had enough new benefit in essence to off-set the $50 million and have a net asset of $18.6 million for future use.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $4.9 million for the year ended December 31, 2012.

ANNUAL CASH DIVIDEND

On January 14, 2013, our Board of Directors declared an annual cash dividend for 2013 of US$0.24 per common share. The dividend is 9% higher than the dividend paid in 2012 and, based on the closing price of $8.55 for the Company's common shares on December 31, 2012, represents a yield of approximately 2.81% compared to an annual dividend yield of approximately 2.5% for the NYSE Composite Index in 2012.

  The 2013 cash dividend will be paid in equal quarterly instalments of $0.06 per common share.

  The first payment of $0.06 per common share was paid on February 8, 2013 to shareholders of record on January 25, 2013.

  The second payment of $0.06 per common share will be paid on April 22, 2013 to shareholders of record on April 12, 2013.

  The remaining quarterly dividend payments of $0.06 per common share in 2013 are expected to be made to shareholders of record in June and September.
Respectfully Submitted,

Michael J. Smith
Chairman of the Board

XIII
LETTER TO SHAREHOLDERS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Michael J. Smith
Director since 1987

Dr. Shuming Zhao*
Director since 2004

Robert Ian Rigg*
Director since 2010

Indrajit Chatterjee*
Director since 2005

Ravindra Prakash
Director since 2011

* Member of the Audit Committee

AUDITORS

Deloitte LLP
PO Box 49279
2800 - 1055 Dunsmuir Street
Vancouver, BC V7X 1P4
Canada
Telephone: 1 (604) 669 4466
www.deloitte.ca

STOCK LISTING

New York Stock Exchange
11 Wall Street
New York, NY 10005
Telephone: 1 (212) 656 3000
Email: nyselistings@nyse.com

Trading Symbol: MIL

WEBSITE

www.mfcindustrial.com

OFFICES AND SUBSIDIARIES

AUSTRIA

Millennium Tower, 21st Floor
Handelskai 94-96
1200 Vienna, Austria
Telephone: (43) 1 24025 0
Email: office@mfc-commodities.com

HONG KONG

8th Floor, Dina House
Ruttonjee Centre, 11 Duddell Street
Hong Kong SAR, China
Telephone: (852) 2840 1230
Email: mfc@mfinancialcorp.hk

CANADA

1620 - 400 Burrard Street
Vancouver, BC Canada V6C 3A6
Telephone: 1 (604) 683 8286
Email: rrandall@bmgmt.com

AMERICA

One Maynard Drive
Park Ridge, NJ 07656 USA
Telephone: 1 (201) 307 1500
Email: info@accr.com

CHINA

Room 2409, Shanghai Mart Tower
2299 Yan An Road West
Changning District
Shanghai, P.R. China 200336
Telephone: (86) 21 6115 6996
Email: office@mfc-china.com

CHINA

Room 1807, The Exchange Beijing
No. 118, Jianguo Road (Y1)
Chaoyang District
Beijing, P.R. China 100022
Telephone: (86) 10 6567 8200
Email: info@accr.com

ARGENTINA

Avenida Alicia Moreau Justo 1750
Segundo Piso “D”
C1107AAV Buenos Aires, Argentina
Telephone: (54) 11 5238 7788
Email: info@accr.com

MEXICO

Bosques de Alisos No. 47B
Officina A1 - 01
Bosques de las Lomas, Cuajimalpa
Mexico D.F. C.P. 05120, Mexico
Telephone: (52) 55 9177 7440
Email: inquires@possehl.com.mix

CORPORATE CONTACT

R. Randall
MFC Industrial Ltd.
Telephone: 1 (604) 683 8286 ex 224
Email: rrandall@bmgmt.com

INVESTOR RELATIONS

Cameron Associates Inc.
535 Fifth Ave, 24th Floor
New York, NY 10017, USA
Telephone: 1 (212) 245 4577
Email: kevin@cameronassoc.com

TRANSFER AGENT

Computershare
480 Washington Blvd, 27th Floor
Newport Office Center VII
Jersey City, NJ 07310, USA
Telephone: 1 (888) 478 2338
www.computershare.com

XIV LETTER TO SHAREHOLDERS

Form 20-F

TABLE OF CONTENTS

PART I	1
FORWARD-LOOKING STATEMENTS	1
CAUTIONARY NOTE ON RESOURCE ESTIMATES	3
NOTE ON NATURAL GAS AND OIL DISCLOSURE AND DEFINITIONS	3
CURRENCY	4
NOTE ON FINANCIAL INFORMATION	4
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3: KEY INFORMATION	5
A. Selected Financial Data	5
B. Capitalization and Indebtedness	5
C. Reasons for the Offer and Use of Proceeds	6
D. Risk Factors	6
ITEM 4: INFORMATION ON THE COMPANY	15
A. History and Development of the Company	15
B. Business Overview	18
C. Organizational Structure	25
D. Property, Plants and Equipment	25
ITEM 4A: UNRESOLVED STAFF COMMENTS	29
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
General	29
Business Environment	30
Presentation of Financial Information/Accounting Treatment	30
Results of Operation	31
Liquidity and Capital Resources	37
Application of Critical Accounting Policies	42
New Standards and Interpretations Adopted and Not Yet Adopted	44
Trend Information	45
Off-Balance Sheet Arrangements	45
Safe Harbour	46
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	46
A. Directors and Senior Management	46
B. Compensation	47
C. Board Practices	48
D. Employees	49
E. Share Ownership	50
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
A. Major Shareholders	51
B. Related Party Transactions	51
C. Interests of Experts and Counsel	52
ITEM 8: FINANCIAL INFORMATION	52
A. Consolidated Statements and Other Financial Information	52
B. Significant Changes	52
ITEM 9: THE OFFER AND LISTING	53
A. Offer and Listing Details	53
B. Plan of Distribution	53
C. Markets	53
D. Selling Shareholders	53
E. Dilution	53
F. Expenses of the Issue	53

(i)

(ii)

PART I

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995, collectively referred to as "forward-looking statements". Forward-looking statements are typically identified by words such as "anticipate", "could", "should", "expect", "seek", "may", "intend", "likely", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements regarding an outlook.

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

  our financial results may fluctuate substantially from period to period;

  our earnings and, therefore, our profitability may be affected by commodities price volatility;

  a weak global economy can adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

  the global commodity supply chain and merchant banking businesses are highly competitive;

  the operation of the iron ore mine underlying our royalty interest is generally determined by a third party operator and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to reserves. The owner's failure to perform or other operating decisions made by the owner, including scaling back or ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition;

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

  derivative transactions may expose us to unexpected risks and potential losses;

  fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;

  our operations and infrastructure may malfunction or fail;

  the exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond our control;

  our natural gas and related operations are subject to inherent risks and hazards;

  mineral resource calculations are only estimates;

  estimates of natural gas and oil reserves involve uncertainty;

  if we are unsuccessful in acquiring or finding additional reserves, our future natural gas, NGL and oil production will decline;

  our global commodity supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations;

  future environmental and reclamation obligations respecting our resource properties and interests may be material;

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

  we may substantially increase our debt in the future;

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

  we rely significantly on the skills and experience of our executives, and the loss of any of these individuals may harm our business;

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

  employee misconduct could harm us and is difficult to detect and deter;

  we may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters;

  investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities; and

  certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

Although we believe that the expectations reflected in such forward-looking information and statements are reasonable, we can give no assurance that such expectations will prove to be accurate. Accordingly, readers should not place undue reliance upon any of the forward-looking information and statements set out in this document. All of the forward-looking information and statements contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which we are exposed are described in additional detail in this document under the section entitled "Item 3: Key Information – D. Risk Factors". The forward-looking information and statements are made as of the date of this document, and we assume no obligation to update or revise them except as required pursuant to applicable securities laws.

As used in this annual report, the terms "we", "us" and "our" mean MFC Industrial Ltd. and our subsidiaries, unless otherwise indicated.

CAUTIONARY NOTE ON RESOURCE ESTIMATES

As a reporting issuer in Canada, we are required by Canadian law to provide disclosure respecting our mineral interests in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, referred to as "NI 43-101". Accordingly, you are cautioned that the information contained in this annual report on Form 20-F may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms "measured resource", "indicated resource" and "inferred resource" as may be used herein are not defined in Securities and Exchange Commission, referred to as the "SEC", Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

NOTE ON NATURAL GAS AND OIL DISCLOSURE AND DEFINITIONS

On March 15, 2013, we were granted an exemption order by applicable Canadian securities regulators from the requirements of Canadian National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities, referred to as "NI 51-101", applicable to our natural gas and oil disclosure. The exemption permits us to prepare such disclosure in accordance with the rules of the SEC in place of much of the disclosure required by NI 51-101. In accordance with the exemption, proved and probable natural gas and oil reserves data and certain other disclosures with respect to our natural gas and related activities in this document have been prepared in accordance with SEC requirements and definitions and, accordingly, may differ from corresponding information otherwise required by NI 51-101. Accordingly, such disclosures may not be comparable to those prepared by other Canadian reporting issuers.

NI 51-101 prescribes a relatively comprehensive set of disclosures in respect of oil and gas reserves and other disclosures about oil and gas activities. The SEC also prescribes an extensive set of disclosures but instructs reporting companies to remain flexible in their disclosure, where appropriate, in order to provide meaningful disclosure in the circumstances. Among other differences, NI 51-101 specifies that proved, probable and possible reserves be determined in accordance with the Canadian Oil and Gas Evaluation Handbook definitions and the SEC requirements provide for the use of pricing based on a historic 12-month average for reserves estimation and disclosure, whereas NI 51-101 requires the evaluation of oil and gas reserves to be based on a forecast of economic conditions.

Where applicable, barrels of oil equivalent, referred to as "boe", amounts have been calculated using a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOEs may be misleading, particularly if used in isolation. In addition, the following oil and gas industry specific terms are utilized in this annual report on Form 20-F:

AECO Daily Index – The daily price as quoted in Canadian Enerdata's Canadian Gas Price Reporter in the table entitled "Daily Spot Gas Price at AECO C & NOVA Inventory Transfer" in the column "Price ($/GJ)", Sub column "Avg", for each individual day.

bbl – Barrels.

bbl/d – Barrels per day.

boe/d – Barrels of oil equivalent per day.

Developed reserves – Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

mbbl – Thousand barrels.

mboe – Thousand barrels of oil equivalent.

mcf – Thousand cubic feet.

mcf/d – Thousand cubic feet per day.

mmcf – Million cubic feet.

mmcf/d – Million cubic feet per day.

Natural gas or gas – The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases, but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous phase (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide, and nitrogen.

Net acres or Net wells – The sum of the fractional working interests owned by us in gross acres or gross wells.

Net reserves – Remaining reserves, after deduction of estimated royalties and including royalty interests.

NGL or NGLs – Natural gas liquid or natural gas liquids, which are naturally occurring substances found in natural gas, including ethane, butane, isobutane, propane and natural gasoline, that can be collectively removed from produced natural gas, separated into these substances and sold.

Probable reserves – Those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Producing well – A well that is not a dry well. Productive wells include producing wells and wells that are mechanically capable of production.

Proved reserves – Proved natural gas, NGL and oil reserves are those quantities of natural gas, NGL and oil, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible.

Undeveloped reserves – Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Working interest – The interest in a property which gives the owner that share of production from the property. A working interest owner bears that share of the costs of exploration, development and production in return for a share of production. Working interests are typically burdened by overriding royalty interest or other interests.

CURRENCY

Unless otherwise indicated, all references in this document to "$" and "dollars" are to United States dollars, all references to "C$", "CDN$" and "Canadian dollars" are to Canadian dollars and all references to "Euro" or "€" are to the European Union Euro. On March 22, 2013, the noon buying rate in New York City for cable transfers as certified by the Federal Reserve Bank of New York for the conversion of Canadian dollars and Euros to United States dollars was C$1.00 = $0.9781 and €1.00 = $1.2996, respectively.

NOTE ON FINANCIAL INFORMATION

Unless otherwise stated, all financial information presented herein has been prepared in accordance with the English language version of International Financial Reporting Standards as issued by the International Accounting Standards Board, referred to as "IFRS", which may not be comparable to financial data prepared by many U.S. companies.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table summarizes selected consolidated financial data prepared in accordance with IFRS, for each of the fiscal years ended December 31, 2012, 2011, 2010 and 2009. The information in the table was extracted from the detailed consolidated financial statements and related notes included elsewhere in this annual report or previously filed on Form 20-F and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5: Operating and Financial Review and Prospects".

Selected Financial Data
(Stated in United States dollars in accordance with IFRS)
(in thousands, other than per share amounts)

	2012(1)		2011	2010(2)(3)	2009(3)
Net sales	$479,507		$514,797	$84,476	$14,718
Net income (loss) from continuing operations(4)	226,754	(5)(6)	12,193	45,839	(16,320)
Net income (loss) income from discontinued operations(4)	-		-	(15,523)	52,992
Basic earnings (loss) per share:
Continuing operations	3.62	(5)(6)	0.19	1.28	(0.54)
Discontinued operations	-		-	(0.43)	1.75
Diluted earnings (loss) per share:
Continuing operations	3.62	(5)(6)	0.19	1.28	(0.54)
Discontinued operations	-		-	(0.43)	1.75
Net income(4)	226,754	(5)(6)	12,193	30,316	36,672
Net income per share:
Basic	3.62	(5)(6)	0.19	0.85	1.21
Diluted	3.62	(5)(6)	0.19	0.85	1.21
Total assets	1,381,489		858,957	854,256	951,720
Net assets	763,385		549,147	552,440	441,092
Long-term debt, less current portion	118,824		20,150	48,604	-
Shareholders' equity	757,197		546,623	547,756	435,689
Capital stock, net of treasury stock	314,136		314,172	314,172	58,270
Weighted average number of common stock outstanding,
diluted	62,555		62,561	35,859	30,354
Cash dividends paid to shareholders	13,762		12,512	-	-
____________________

Notes:
(1)	We consolidated the operations of Compton Petroleum Corporation, referred to as "Compton", from September 7, 2012.
(2)	We consolidated the operations of Mass Financial Corp., referred to as "Mass", from November 16, 2010.
(3)	In 2010, we deconsolidated our former industrial plant technology, equipment and service business, referred to as the "Industrial Business", which resulted in it being accounted for as discontinued operations in our financial statements.
(4)	Net income attributable to our shareholders.
(5)	Includes a bargain purchase of $247.0 million, or $3.95 per share on a basic and diluted basis, primarily in connection with our acquisition of Compton. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.
(6)	Includes total impairment and write-down of $48.2 million, or $0.77 per share, net of income tax recovery, on a subsidiary in India, which was subsequently sold in 2013.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Certain statements in this annual report on Form 20-F are forward-looking statements, which reflect our management's expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, projections or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

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

We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our merchant banking revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our merchant banking business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often, we will hold or build upon these assets over time, and we cannot predict the timing of when these assets' values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

Our earnings and, therefore, our profitability may be affected by commodities price volatility.

The majority of our revenue from our global commodity supply chain business is derived from the sale of commodities, including metals, hydrocarbons, plastics and other materials. As a result, our earnings are directly related to the prices of these commodities. In addition, our revenues from our iron ore and natural gas interests are directly connected to the prices of such commodities. There are many factors influencing the price of metals, hydrocarbons, plastics and other commodities, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of iron ore, hydrocarbons, plastics, metals and other commodities may adversely affect our operating results.

A weak global economy can adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

Our business, by its nature, does not produce predictable earnings, and it may be materially affected by conditions in the global financial markets and economic conditions generally.

Global prices for our commodities are influenced strongly by international demand and global economic conditions. Uncertainties or weaknesses in global economic conditions, including the ongoing sovereign debt crisis in Europe, could adversely affect our business and negatively impact our financial results. In addition, the current level of international demand for certain of our commodities, including iron ore, used in steel production is driven largely by industrial growth in China. If the economic growth rate in China slows for an extended period of time, or if another global economic downturn were to occur, we would likely see decreased demand for such products and decreased prices, resulting in lower revenue levels and decreasing margins. We are not able to predict whether the global economic conditions will continue or worsen and the impact it may have on our operations and the industry in general going forward.

Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we own assets in such market.

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

The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support their business with other financial services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses.

If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

The operation of the iron ore mine underlying our royalty interest is generally determined by a third party operator, and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to reserves. The operator's failure to perform or other operating decisions made by the operator, including scaling back or ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition.

The commodities and resources segment of our business includes our indirect royalty interest in the iron ore mine. The revenue derived from the interest is based on production generated by the mine's third party operator. The operator generally has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the third party operator and our interests may not always be aligned. As an example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development, as it is at risk with respect to the cost of development and operations. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third party operator.

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

To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time consuming and costly, and, as with all litigation, there is no guarantee of success. Should any such decision be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.

In addition, we have no or very limited access to technical, geological data relating to the mine, including data as to reserves, nor have we received a NI 43-101 compliant technical report in respect of the mine. As such, we cannot independently determine reserve amounts or the estimated life of the mine and are instead wholly dependent on the determination of the reserves by the operator of the mine. We can provide no assurances as to the level of reserves at the mine. If the operator of the mine determines there are insufficient reserves to economically operate the mine, it may scale back or cease operations, which could have a material adverse effect on our profitability, results of operations and financial condition.

The profitability of our global commodity supply chain operations depends, in part, on the availability of adequate sources of supply.

Our global commodity supply chain business relies on, among other things, numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide commodities to us in the future. In periods of low industry prices, suppliers may elect to hold commodities to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling commodities to us, we will be unable to source and/or execute commodities transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

We may face a lack of suitable acquisition or merger or other proprietary investment candidates, which may limit our growth.

In order to grow our business, we may seek to acquire, merge with or invest in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment.

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

Although we perform due diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of the assets and operations of these businesses.

Furthermore, any acquisitions of businesses or facilities, including our recent acquisition of Compton, could entail a number of risks, including:

  problems with the effective integration of operations;

  inability to maintain key pre-acquisition business relationships;

  increased operating costs;

  exposure to substantial unanticipated liabilities;

  difficulties in realizing projected efficiencies, synergies and cost savings;

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

Our global commodity supply chain operations include direct or indirect investments in assets, such as smelting, refining, mining, processing and hydrocarbon operations. Transport disruption, weather and natural disasters such as hurricanes and flooding, unexpected maintenance problems, collapse or damage to mines or wells, unexpected geological variations, labour disruptions and changes in laws and regulations relating to occupational safety, health and environmental matters are some of the factors that may adversely affect our financial condition and results of operations. These factors can affect costs at particular assets for varying periods. In addition, smelting, refining, mining, processing and hydrocarbon operations also rely on key inputs, such as labour, spare parts, fuel and electricity. Disruption to the supply of key inputs, or changes in their pricing, may have a significant adverse impact on our future results.

Our commodities activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers.

Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by commodities suppliers and failure of payment by our trading customers. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by purchasers of commodities by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and commodity trading transactions on our behalf and as an agent on behalf of our clients. If any of these parties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

Larger and more frequent capital commitments in our global commodity supply chain business increase the potential for significant losses.

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

The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond our control.

Companies engaged in resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, explosions, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company's exploration or development activities, it may: (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or other resource from the company's resources or expected reserves; (ii) result in a write down or write-off of the carrying value of one or more projects; (iii) cause delays or stoppage of mining or processing; (iv) result in the destruction of properties, processing facilities or third party facilities necessary for operations; (v) cause personal injury or death and related legal liability; or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold an interest or any other properties we acquire in the future and have a material and adverse effect on our results of operations and financial condition.

Our natural gas and related operations are subject to inherent risks and hazards.

There are many operating risks and hazards inherent in exploring for, producing, processing, and transporting natural gas and oil. Drilling operations may encounter unexpected formations or pressures that could cause damage to equipment or personal injury and fires, explosions, blowouts, spills, or other accidents may occur. Additionally, we could experience interruptions to, or the termination of, drilling, production, processing, and transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity, or other geological and mechanical conditions. Any of these events that result in a shutdown or slowdown of operations will adversely affect our business. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Drilling activities, including completions, are subject to the risk that no commercially productive reservoirs will be encountered and we will not recover all or any portion of our investment. The cost of drilling, completing, and operating wells is often uncertain due to drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over pressured zones, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Mineral resource calculations are only estimates.

Any figures presented for mineral resources in this document are only estimates. There are numerous uncertainties inherent in estimating mineral resources. Such estimates are subjective, and the accuracy of mineral resource estimation is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only, and the actual level of recovery of minerals from such deposits may be different. Differences between our assumptions, including economic assumptions such as mineral prices, market conditions and actual events, could have a material adverse effect on our mineral reserve and mineral resource estimates, financial position and results of operation. No assurance can be given that any mineral resource estimates will be ultimately reclassified as reserves.

Estimates of natural gas and oil reserves involve uncertainty.

Estimates of natural gas and oil reserves involve a great deal of uncertainty because they depend upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that an oil and gas reservoir exists at a particular location and whether hydrocarbons are recoverable from the reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries may be materially different from estimates.

Such estimates require numerous assumptions relating to operating conditions and economic factors, including the prices of such commodities, availability of investment capital, recovery costs, the availability of enhanced recovery techniques, the ability to market production, and governmental and other regulatory factors, such as taxes, royalty rates, and environmental laws. A change in one or more of these factors could result in known quantities of natural gas and oil previously estimated becoming unrecoverable. Each of these factors also impacts recovery costs and production rates. In addition, estimates of reserves that are prepared by different independent engineers, or by the same engineers at different times, may vary substantially.

If we are unsuccessful in acquiring or finding additional reserves, our future natural gas, NGL and oil production would decline, thereby reducing our cash flows and results of operations and impairing our financial condition.

The rate of production from our natural gas and oil properties generally declines as reserves are depleted. Except to the extent we acquire interests in additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, optimize production performance or identify additional reserves, our proved reserves will decline materially as natural gas, NGLs and oil are produced. Accordingly, to the extent we are not successful in replacing such production, our future revenues may decline.

Creating and maintaining an inventory of prospects for future production depends on many factors, including:

  obtaining rights to explore for, develop and produce hydrocarbons in promising areas;

  drilling success;

  the ability to complete long lead-time, capital-intensive projects timely and on budget;

  the ability to find or acquire additional proved reserves at acceptable costs; and

  the ability to fund such activity.

Our global commodity supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.

All phases of a resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures, and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present and have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource operations or in the exploration or development of resource properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

We are not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, our properties may be subject to liability due to hazards that cannot be insured against or that have not been insured against due to prohibitive premium costs or for other reasons.

Future environmental and reclamation obligations respecting our resource properties and interests may be material.

We have not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations. It is not possible for us to predict our ability to fully fund the cost of all of our future environmental, abandonment and reclamation obligations. We expect to incur site restoration costs over a prolonged period as wells reach the end of their economic life. There are significant uncertainties related to decommissioning obligations, and the impact on the financial statements could be material. The eventual timing of and costs for these asset retirement obligations could differ from current estimates. The main factors that can cause expected cash flows to change are:

  changes to laws and legislation;

  construction of new facilities;

  change in the reserve estimate and the resulting amendment to the life of the reserves for our hydrocarbon operations; and

  changes in technology.

We or the operators of our current and any future resource interests may not be able to secure required permits and licenses.

Operations underlying our resource interests may require licenses and permits from various governmental authorities. There can be no assurance that we or the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development or other resource operations.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable, and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. We may require new capital to grow our business, and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which would result in dilution to our shareholders.

Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

Liquidity, or ready access to funds, is essential to companies engaged in commodities trading and financing and merchant banking. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our commodities and resources business, and perceived liquidity issues may affect our clients' and counterparties' willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

We may substantially increase our debt in the future.

We expect that it may be necessary for us to obtain financing with a bank or financial institution to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed – including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends – may impose additional constraints on our business operations and our financial strength.

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

We are exposed to legal risks in our business, and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our merchant banking activities.

We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify, and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our financial condition and results of operations.

We rely significantly on the skills and experience of our executives, and the loss of any of these individuals may harm our business.

Our future success depends to a significant degree on the skills, experience and efforts of our executives, and the loss of their services may compromise our ability to effectively conduct our business. We do not maintain "key person" insurance in relation to any of our employees.

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business, and the failure to operate our business effectively could have a material and adverse effect on our profitability, financial condition and results of operations.

We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited, and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success, and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

Certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict position with us from time to time.

Certain of our directors and officers may, from time to time, serve as directors or officers of other companies involved in similar businesses to us, and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us in commodities trading, financing and merchant banking and for the acquisition of royalties, similar interests or resources properties or projects. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operations and financial condition.

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

General Risks Faced by Us

Investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of our common shares, Class A common shares and Class A Preference Shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in us will be diluted, and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

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

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate Information

We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March 1980, under the Business Corporations Act (Yukon) in August 1996 and under the Business Corporations Act (British Columbia) in November 2004. Our name was changed from "Terra Nova Royalty Corporation" to "MFC Industrial Ltd." on September 30, 2011 to better reflect our focus on the global commodities supply chain business.

Our principal office is located at Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 and the telephone number is (604) 683-8286. Our registered office is located at Suite 1000 - 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

General

We are a global commodities supply chain company, which sources and delivers commodities and materials to clients, with an expertise on the financing and risk management aspects of their businesses.

Until the first quarter of 2010, we were also active in the Industrial Business through our interest in KHD Humboldt Wedag International (Deutschland) AG, referred to as "KID". Our former Industrial Business supplied plant systems as well as machinery and equipment worldwide for the manufacture of cement, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. It also designed and provided equipment that produced clinker and cement and offered basic engineering, detail engineering, plant and equipment for complete plants and plant sections. During the course of 2010, we distributed our shares of KID to our shareholders. Upon the distribution to our shareholders of our Industrial Business, we operated primarily in the royalty and resources business.

In connection with our long-term strategic plans, involving internal growth initiatives, acquisitions or business combinations, we seek out and evaluate strategic acquisition candidates. After the distribution of our Industrial Business to our shareholders, in the fourth quarter of 2010, we acquired all of the outstanding shares of Mass, which was engaged in the commodities, merchant banking and proprietary investment businesses, and consolidated its operations from November 16, 2010. In December 2011, we acquired, together with our partner in the project, Alberici Group, Inc., referred to as "Alberici", the Pea Ridge Iron Ore Mine project, located near Sullivan, Missouri, U.S.A.

In 2012, in order to further our long-term strategy to expand our global commodities business, we completed the following acquisitions, which increased our geographic range and added new products to our commodities platform:

  in September 2012, we completed the take-over bid of Compton, which expanded our commodities business to include the energy sector;

  in November 2012, we acquired a controlling interest in each of ACC Resources Co., L.P., referred to as "ACCR" and Possehl Mexico S.A. de C.V., referred to as "Possehl", which are global commodities supply chain businesses with a presence in the North American and Latin American markets and a focus on refractory and ceramic materials and other products that are new to our commodities platform; and

  in March 2012, we acquired a mineral refinery plant and power plant.

Recent Developments

The following is a summary of selected key recent developments in our business.

Impairment of Indian Iron Ore Activities

In the year ended December 31, 2012, we recognized an impairment and write-down, net of income tax recovery, of $48.2 million in relation to our iron ore activities in India. In October 2012, the Supreme Court of India banned all mining activities in the State of Goa, India. As we believe the situation will take many years to resolve, we determined to exit the market and recognized the aforementioned impairment and write-down. These interests were sold in 2013.

Acquisition of Compton Petroleum Corporation

On September 6, 2012, we completed our previously announced take-over bid, referred to as the "Offer", for all of the issued and outstanding common shares of Compton, referred to as the "Compton Shares". The Offer was made pursuant to a support agreement, referred to as the "Support Agreement", between Compton and us dated July 6, 2012. Pursuant to the Offer, on September 6, 2012, our indirect wholly-owned subsidiary acquired approximately 93.8% of the outstanding Compton Shares. On September 11, 2012, we completed a compulsory acquisition under the Alberta Business Corporations Act, whereby our indirect wholly-owned subsidiary acquired all the remaining outstanding Compton Shares not already owned by us or our affiliates. As a result of such compulsory acquisition, our indirect wholly-owned subsidiary acquired 100% ownership of Compton. Total cash consideration paid to holders of Compton Shares under the Offer and compulsory acquisition was C$32.9 million.

In connection with the Support Agreement, on July 16, 2012, our indirect wholly-owned subsidiary acquired 6,548,498 special warrants, referred to as the "Warrants", in the capital of Compton, at a price of C$1.25 per Warrant. On September 6, 2012, as a result of the conversion of the Warrants, our indirect wholly-owned subsidiary, acquired an additional 6,548,498 Compton Shares. No additional consideration was paid in connection with the conversion of the Warrants.

The following diagram describes the ownership of Compton:

MFC Industrial Ltd. (British Columbia)
100%
Compton Petroleum (Austria) GmbH (Austria)
100%
MFC Acquisition Inc. (British Columbia)
100%
Compton Petroleum Corporation (Alberta)

As a result of the completion of the Offer and related transactions, we have consolidated Compton's operations since September 7, 2012.

Acquisition Rationale – We determined to pursue and complete the acquisition of Compton for, among other things, the following key reasons:

  to significantly expand our global commodities platform into the energy sector;

  the price paid under the Offer was attractive and below Compton's net asset value, which resulted in our recognition of a bargain purchase of $244.6 million for the year ended December 31, 2012 in connection with the acquisition of Compton;

  Compton's operations include significant midstream facilities, which present an opportunity for growth through value-added projects and the consolidation of regional gas production to such facilities;

  in addition to its producing properties, Compton has a significant undeveloped land package, which, as at December 31, 2012, included 309,782 net undeveloped acres which can be further developed; and

  at the time we completed the Offer, our acquisition cost per mcf equivalent for Compton's proved and probable natural gas, NGL and oil reserves was approximately $0.10 based on Compton's most recent reserves estimates prior to completion of the Offer, which were as of June 30, 2012. Please note that these reserves estimates are historic in nature, do not represent our reserves as at December 31, 2012 and were prepared by Compton based upon Canadian securities requirements under NI 51-101 and are not comparable to the updated reserves figures that we have prepared in accordance with SEC requirements, which are disclosed elsewhere in this annual report on Form 20-F.

Acquisition of ACCR and Possehl

In November 2012, we acquired a controlling interest in each of ACCR and Possehl, which are based in New Jersey, U.S.A. and Mexico City, Mexico, respectively. ACCR and Possehl are fully integrated commodity supply chain companies, specializing in industrial raw materials, chemicals and various other products. The aggregate purchase price for a 80% interest in ACCR and a 60% interest in Possehl was approximately $23.2 million. We paid $14.7 million of the purchase price in 2012 and $6.2 million in January 2013 for a 70% interest in ACCR and 60% interest in Possehl. An additional $2.3 million is payable by us in November 2013 at which time we will acquire an additional 10% interest in ACCR. The purchase price is subject to adjustment based on pending valuations of real property and occurrence of certain adjustment events. In addition, the underlying agreements provide for, among other things, the future acquisition of additional interests in ACCR and Possehl in certain circumstances.

The acquisition of ACCR and Possehl expanded our existing global supply chain network, reaching further into North and Latin American markets. Additionally, as ACCR's and Possehl's product base included various products that were not previously in our commodities platform, the acquisition has resulted in an expansion of our commodities operations into new products, including refractory and ceramic materials, such as bauxite, flint clay, magnesium oxide, alumina cements and chrome ore, talcs and plastics, industrial chemicals and other products.

Acquisition Rationale – We entered into the transaction to acquire controlling interests in ACCR and Possehl for, among other things, the following key reasons:

  the transaction price was based on the net tangible asset value of the assets, which is consistent with our acquisition strategy;

  there are significant synergies between our global commodity supply chain business and the businesses of ACCR and Possehl;

  the acquisition presented an attractive opportunity to expand the geographic reach of our global commodity supply chain business further into the North American and Latin American markets and increase our customer base with new customers and industries;

  ACCR's and Possehl's existing management team and personnel complement and enhance our existing team; and

  it allowed us to diversify the scope of our global commodity supply chain business into new and unique commodities.

Acquisition of Kasese Cobalt Company Limited

Pursuant to an asset purchase agreement with a vendor, in March 2012, we acquired a shareholder loan held by the vendor and a 75% controlling interest in Kasese Cobalt Company Limited, referred to as "KCCL", for cash consideration of $28.0 million. As a result of the acquisition, we hold a mineral refinery plant and power plant in Uganda. KCCL's operations comprised the recovery of cobalt metal from pyrite tailings located near its refinery. Supply from the tailings pile for the refinery is expected to be depleted by the end of 2013. A bargain purchase of $2.4 million was recognized in connection with the acquisition.

Acquisition Rationale – We completed the KCCL acquisition for, among other things, the following key reasons:

  the acquisition of KCCL presented an opportunity for us to leverage our experience to complete the closure of KCCL's mining operations and rationalize its assets;

  the acquisition allowed us to acquire the related power plant, which presented a potential upside opportunity in connection with the sale of energy production; and

  the opportunity to realize upon the benefits of reducing the general and administrative costs of KCCL.

Dividend Payments

In 2012, pursuant to our previously announced annual dividend policy, we declared and paid a cash dividend of $0.22 per common share, which was paid in four quarterly installments throughout the year. On January 14, 2013, we announced that our board of directors had declared an annual cash dividend for 2013 of $0.24 per common share, payable in four quarterly installments. The 2013 dividend is approximately 9% higher than the dividend paid in 2012, and, based on the closing price on December 31, 2012 of $8.55 on the New York Stock Exchange, referred to as the "NYSE", represents a dividend yield of approximately 2.81%, compared to an annual dividend yield of approximately 2.5% for the NYSE Composite Index in 2012. The first 2013 dividend payment of $0.06 per share was made on February 8, 2013 to shareholders of record on January 25, 2013. On April 1, 2013 we announced that the second dividend payment for 2013, of $0.06 per share, would be made on April 22, 2013 to shareholders of record on April 12, 2013.

B. Business Overview

We are a global commodities supply chain company, which sources and delivers commodities and materials to clients, with a special expertise on the financing and risk management aspects of the business.

Business Segments

Our business is divided into three reportable segments: (i) commodities and resources, which includes our commodities activities and mineral and energy resources; (ii) merchant banking, which includes structured solutions, financial services and proprietary investing activities; and (iii) other, which encompasses our corporate and other investments and business interests, including our medical supplies and servicing business and corporate.

Commodities and Resources

Our commodity supply chain business is globally focused and includes our integrated commodities operations and our mineral interests. We conduct such operations primarily through our subsidiaries based in Vienna, Austria and our recently acquired subsidiaries in the United States, Latin America and Canada, and supply various commodities, including minerals and metals, chemicals, plastics, refractory and ceramic materials and wood products to our customers. As a result of our acquisition of Compton in the third quarter of 2012, we are now active in the energy sector of the commodities business through our natural gas and other hydrocarbon production and processing activities in Alberta, Canada. Our commodities originate either from our directly or indirectly held interests in resource projects or are secured by us from third parties. We also derive production royalty revenue from a mining sub-lease.

Through our global commodity supply chain business, we also provide logistics, supply chain management and other services to producers and consumers of commodities. These activities are supported by strategic direct or indirect investments in natural resource assets operating in our core commodities, including plastics, non-ferrous metals and minerals.

Our commodities operations include sourcing and supplying commodities. To a lesser extent, we also act as an agent for our clients. Our commodities operations often utilize innovative trading strategies and structures. We currently engage in purchases and sales with commodity and other producers who are unable to effectively realize sales due to their specific circumstances.

We often purchase or produce the underlying commodity and sell it to an end buyer or transfer it for another commodity, which will subsequently be sold. Further, commodity producers and end customers often work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such commodities operations, we try to capture various commodities, financing and currency spreads. Through our operations, we have been able to develop ongoing relationships with commodity producers, end customers and financiers and integrate them into our financial activities.

We generally source commodities from Asia, Africa, Europe, North America and the Middle East. Our commodities are sold in global markets.

Our commodities operations are supported by our logistics and finance activities in order to provide cost effective and efficient transportation, as well as the granting of payment terms for working capital requirements for our customers and partners.

Our commodities and resources business employs personnel worldwide. Our main marketing office is located in Vienna, Austria. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and investment activities in the commodities and resource sector are supported by a global network of agents and relationships. This network provides us with worldwide sourcing and distribution capabilities.

We had indirectly entered into agreements with third party leaseholders of iron ore mines in India pursuant to which our subsidiary was the sole contractor, and the third parties agreed to sell iron ore to our subsidiary at a fixed price per ton based on the extraction costs plus a royalty payment to the owner dependent upon the iron content. During the year ended December 31, 2012, we recognized an inventory write-down of $19.4 million as well as an impairment loss of $42.6 million on such interests after the Supreme Court of India banned all mining activities in the area. In aggregate, the total loss on the write-down and impairment was $48.2 million, net of an income tax recovery of $13.8 million. We sold these interests in 2013 for nominal consideration and an interest in future cash flow if mineral extraction actually resumes.

We indirectly derive production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., referred to as "Knoll Lake Minerals", which holds a direct mining lease from the Province. The mine is owned by Cliffs Natural Resources Inc., referred to as "Cliffs". In August 2011, we reorganized our royalty asset to hold an indirect 99.44% economic interest therein.

In 2012, 2011 and 2010, 3.1 million, 3.3 million and 3.8 million tons of iron pellets, respectively, were shipped from Pointe Noire, Québec, Canada. Subsequent to the year ended December 31, 2012, Cliffs announced that it expects to idle the Wabush Pointe Noire pellet plant by the end of the second quarter 2013 and transition to producing an iron ore concentrate only product from the mine due to high production costs and lower pellet premium pricing.

Iron ore shipments from the Wabush iron ore mine are subject to seasonal and cyclical fluctuations. The royalty is paid quarterly and is based on the tonnage of iron ore products shipped. One of the major components in the calculation of the royalty rate payable is based on the most recently published price of a particular iron ore pellet. Pursuant to the terms of the mining sub-lease, the royalty payment is not to be less than C$3.25 million per annum until its expiry. In 1988, the royalty rate was amended to require a base royalty rate of C$1.685 per ton with escalations as defined in the sub-lease. We are obligated to make royalty payments of C$0.22 per ton on shipments of iron ore products to Knoll Lake Minerals, which holds the direct lease over the mine property. Cliffs applies a portion of the royalty payments under the sub-lease to make such royalty payments to Knoll Lake Minerals.

Historically, iron ore benchmark prices were determined in the first quarter of the calendar year through negotiations between the major producers and their most significant customers. These prices were then generally adopted by the other suppliers when published.

A shift in the marketplace has, among other things, made obsolete certain of the world iron ore pellet pricing methodology for calculating the royalty rate due to us contained in our sub-lease for the Wabush iron mine. As a result of these market changes, and as the sub-lease permits us to renegotiate an increase in the royalty rates when the mine achieves certain profitability thresholds, which we believe have been obtained, we served the mine operator with notice of arbitration respecting our entitlement to a new base rate for the royalty. We have also provided the mine operator with a notice of arbitration seeking recovery for royalty underpayments in 2010 and a determination for the calculation of future royalty pricing. The outcome of such proceedings cannot be determined at this time.

Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. The ore resources at the Wabush mine contain manganese in quantities that make the resulting iron ore concentrates unattractive to some steel plant customers. The operator of the mine has announced that it is addressing this by installing mill components that reduce manganese content, with the final plant reconfiguration requiring four to six independent manganese reduction circuits, two of which were installed in 2011. The operator of the mine has indicated that this manganese reduction program would extend the mine life by six years.

The following table sets forth historical total iron ore shipments (which include pellets, chips and concentrates) and royalty payments to us based upon the amounts reported to us by the Wabush mine operator:

							Gross
							Average
	Tonnage Shipped				Total	Gross	Royalty
					Tonnage	Royalties	Rate/Ton
Year	Q1	Q2	Q3	Q4	Shipped	Received(1)	Received
	(In thousands, other than the Royalty Rate)
	(All monetary amounts in Canadian dollars)
2006	751	1,296	942	1,289	4,278	$16,393	$3.83
2007	472	1,607	1,591	1,339	5,009	22,357	4.46
2008	694	1,437	1,117	705	3,953	31,288	7.91
2009	402	386	1,202	1,198	3,188	17,350	5.44
2010	874	941	832	1,105	3,752	22,915 (2)	6.11
2011	719	796	1,311	646	3,472	31,607	9.10
2012	482	911	945	851	3,189	31,191	9.78
____________________

Notes:
(1)	Subject to a 20% resource property revenue tax.
(2)	Does not include the amount of arbitration award.

In the fourth quarter of 2011, along with Alberici, we acquired the Pea Ridge Iron Ore Mine, located near Sullivan, Missouri, U.S.A. We previously acquired various secured debt and interests respecting the properties underlying the Pea Ridge Mine, with our investment being approximately $12.1 million in 2011 to acquire our indirect 50% interest in the Pea Ridge Mine. Pursuant to the transaction, the previous owners retained a 2.6% net smelter returns royalty on ferrous minerals produced at the mine. Additionally, the previous owners hold 70% of another entity which has a mineral license respecting non-ferrous minerals at the mine, with the remaining 30% of such entity indirectly held jointly by us and Alberici.

The Pea Ridge Mine is located approximately 70 miles southwest of St. Louis, Missouri and was operated as an underground mine between 1963 and 2001, producing approximately 58.5 million short tons during such period. The mine was originally developed as a partnership between Bethlehem Steel Corporation and St. Joe Minerals Corp., operating as the Meramec Mining Company. From 1981 to 1987 the mine was operated by Fluor Corporation and was subsequently acquired by Woodridge Resources Corporation, which operated the mine until its closure in 2001. From 2001 until we acquired our interest in the Pea Ridge Mine, operations at the mine had been limited to reclamation of resource settlement ponds located below the historical production facilities.

The Pea Ridge Mine project includes the historic mine deposit along with a large tonnage of tailings material. Prior infrastructure remains in place, including access to underground workings, two vertical mine shafts with hoists and headframes, a plant building and tailings and settling ponds. The Pea Ridge Mine's location is served by highways connecting to the U.S. interstate highway system and has a presently unused rail spur line connecting to the Union Pacific railway system.

During 2012, we and our partner, Alberici, continued to study the re-opening of the Pea Ridge Mine. During the second quarter of 2012, we completed an updated independent NI 43-101 compliant technical report, referred to as the "Pea Ridge Technical Report", upgrading previously disclosed historic resources estimates to current resource estimates. Behre Dolbear and Company (USA), Inc., referred to as "Behre Dolbear", our independent technical consultants, authored the Pea Ridge Technical Report. The estimates include an in situ (originally present) measured and indicated resource of 248.7 million short tons at 52.87% magnetic iron and 57.82% total iron and an inferred resource of 15.8 million short tons at 53.67% magnetic iron and 57.64% total iron based on a cut-off grade of 40% magnetic iron.

In completing the Pea Ridge Technical Report, Behre Dolbear conducted, among other things, an audit of historic drill hole data and a confirmatory re-sampling and analysis program on the extensive library of drill core maintained at the Pea Ridge Mine site.

Readers should refer to the full text of the Pea Ridge Technical Report, titled "Technical Report on the PRR Mining Pea Ridge Property" dated August 13, 2012, for further information regarding the Pea Ridge Mine, a copy of which is available under our profile at www.sedar.com.

In addition to completion of the Pea Ridge Technical Report, as part of the work necessary to evaluate the Pea Ridge Mine for re-opening, we engaged the consulting firm Geotechnology, Inc. to investigate the depth and shape of the top and bottom of the subsidence cave zone which is present above the Pea Ridge Mine deposit. This work included direct measurements of the size and extent of the cave zone within existing vertical drill holes above a portion of the Pea Ridge Mine deposit. Having received the results of such investigation, we are, together with our consultants, considering additional steps in the evaluation of the cave zone, including re-drilling several existing holes above the mineralized zone, and conducting a three-dimensional detailed seismic survey over the Pea Ridge Mine site. We believe that the results of this work will be useful in determining the best way to develop and mine the iron deposit. Additionally, in 2012 we commenced confirmatory exploration and development work in connection with the large tonnage of tailings materials of the Pea Ridge Mine site.

A necessary step in completing further analysis, including feasibility studies, and re-opening the Pea Ridge Mine is dewatering the existing underground mine workings. De-watering activities have been delayed while we complete further preliminary analysis and investigations regarding the re-opening of the mine. In the year ended December 31, 2012, we invested an additional $5.0 million of capital to progress the project.

As a result of our acquisition of Compton, our commodities activities have expanded to the energy sector through the development, production and processing of natural gas, NGLs and, to a far lesser degree, crude oil in western Canada. The majority of such operations are located in the central fairway of the Western Canada Sedimentary Basin, primarily situated in the Province of Alberta. As at December 31, 2012, these interests included 945 producing natural gas wells, 17 non-producing natural gas wells, 116 producing oil wells, 7 non-producing oil wells and a land position that includes 309,782 net undeveloped acres. Our assets are situated in the following areas of the Western Canada Sedimentary Basin: (i) the Rock Creek sands and other Cretaceous sands in the Niton area of central Alberta; (ii) the Cretaceous and Tertiary sands in Okotoks and Southern Alberta; (iii) the Mannville sands in the High River area of southern Alberta; and (iv) the deeper, Belly River sands in the Callum area of southern Alberta. For further information regarding our natural gas and oil facilities, please see "Item 4: Information on the Company — D. Property, Plants and Equipment – Natural Gas Interests".

Merchant Banking

Our merchant banking operations include merchant banking and financial services, third-party financing and other services, proprietary investing and our real property. We seek to invest in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized.

We use our financial and management expertise to add or unlock value within a relatively short time period. Our merchant banking activity is generally not passive, and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall merchant banking activities and are realized upon over time, sometimes taking more than one year. In addition, we often seek to acquire interests or establish relationships with commodity producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, commodity producers, or through contractual arrangements with them, including off-take agreements. The investments we make in commodity producers are part of our merchant banking strategy. To a degree, our merchant banking and commodities and resources businesses supplement each other, which results in synergies in our overall business activities.

Our activities include making proprietary investments through investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. Our investing takes many forms and can include acquiring entire businesses or portions thereof, investing in equity, investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Our investing is generally not passive, and we invest where we believe our expertise in financial restructuring and management and complementary trading and corporate finance capabilities can add or unlock value. Our investing in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as a result of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to, our commodities and resources activities.

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

In addition, we utilize our established relationships with international financial institutions, credit insurance and factoring companies to provide flexible, customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arrange support of hedging and trading of materials, financing and risk management solutions.

Our merchant banking activities also include leveraging our trading and financial experience and relationships to provide trading services and trade finance services to our customers.

Our merchant banking business generates revenues in the form of corporate and trade finance service fees and interest income. We also realize gains from time to time on our proprietary investments, upon their sale, the execution of an equity or debt restructuring, or the completion of other forms of divestment.

Other

Our other segment includes our corporate and other operating segments and investments, which include financing joint ventures through our Shanghai, China-based subsidiary which provides medical services, equipment and supplies.

Company Strategy

Our primary and overriding business objective is to enhance value and create wealth for our shareholders. The key elements of our strategy include the following:

  Investing in Undervalued Opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or where we perceive that our commodities and financial expertise and management can add or unlock value. These include investments in highly unstructured situations and in companies undergoing financial or operational stress. Such investments often involve severe time constraints, and, given our liquid resources, we are well positioned to capitalize on such opportunities. Unlike traditional companies in the financial services sector, our investing is generally not passive.

  Geographic Scope of Operations. We operate globally, so we supply a diversified range of commodities to our customers, develop new relationships with producers and consumers of commodities and selectively target new business and investment opportunities worldwide.

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

  Financial Profile. We seek to maintain our fiscal profile, so we can access necessary financing on competitive terms. In addition, we believe our fiscal approach helps us to manage acquisition risks and maintain a high level of liquidity.

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

Our operations are relatively small compared to our competitors. Many of our competitors have far greater financial resources, a broader range of products and services, larger customer bases, greater name recognition and marketing resources, a larger number of senior professionals to serve their clients' needs, greater global reach and more established relationships with clients than we do. These competitors may be better able to respond to changes in business conditions, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. Further many companies are engaged in the acquisition of resource interests. We may also be at a competitive disadvantage in acquiring such properties and interests as many competitors may have greater financial resources and technical staff. Accordingly, there can be no assurance that we will be able to compete successfully against other companies in acquiring additional interests and resource properties.

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

We believe that our experience and operating structure permit us to respond more rapidly to our clients' needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist clients. This often permits us to develop multiple revenue sources from the same client. For example, we may purchase and sell a client's products, or commit our own capital to make a proprietary investment in its business or capital structure.

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

	Country of Incorporation	Beneficial Interest(1)
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Service GmbH	Austria	100%
IC Managementservices GmbH	Austria	100%
Compton Petroleum Austria GmbH	Austria	100%
International Trade Services GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Compton Petroleum Corporation	Canada	100%
Kasese Cobalt Company Limited	Uganda	100%
ACC Resources Co., LP	United States	80	%(2)
ACC Resources S.R.L.	Argentina	80	%(2)
Possehl Mexico S.A. de C.V.	Mexico	60%
AFM Aluminiumfolie Merseburg GmbH	Germany	55%
MAW Mansfelder Aluminiumwerk GmbH	Germany	55%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
Brock Metals s.r.o.	Slovakia	100%
M Financial Corp.	Barbados	100%
Mednet (Shanghai) Medical Technical Developing Co., Ltd	China	90%
Hangzhou Zhe-er Optical Co. Ltd	China	46%
MFC Corporate Services AG	Switzerland	100%
____________________

Notes:
(1)	Percentages rounded to nearest whole number.
(2)	Includes a 10% interest that is to be acquired and paid for in November 2013 pursuant to the agreements underlying our acquisition of ACCR in 2012.

D. Property, Plants and Equipment

Office Space

Our principal office is located at Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. We also maintain offices in Vienna, Austria, Hong Kong, Beijing and Shanghai, China, New Jersey, U.S.A., Mexico City, Mexico, Buenos Aires, Argentina and Calgary, Alberta, Canada.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2013. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Royalty Interest

We participate in a royalty interest which consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated. For a discussion of the royalty interest, please see "Item 4: Information on the Company — B. Business Overview — Business Segments – Commodities and Resources".

Pea Ridge Mine

We hold a 50% interest in the Pea Ridge Iron Ore Mine located in Sullivan, Missouri U.S.A. For a discussion of the Pea Ridge Iron Ore Mine, please see "Item 4: Information on the Company — B. Business Overview — Business Segments –Commodities and Resources".

Natural Gas Interests

As a result of our acquisition of Compton on September 6, 2012, our commodities activities have expanded to the energy sector through the development, production and processing of natural gas and NGLs in western Canada. The majority of such operations are located in the central fairway of the Western Canada Sedimentary Basin, primarily situated in the Province of Alberta. As at December 31, 2012, Compton had an interest in 945 producing natural gas wells, 17 non-producing natural gas wells, 116 producing oil wells, 7 non-producing oil wells and a land position that includes 309,782 net working interest undeveloped acres. Our assets are situated in the following areas of the Western Canada Sedimentary Basin: (i) the Rock Creek sands and other Cretaceous sands in the Niton area of central Alberta; (ii) the Cretaceous and Tertiary sands in Okotoks and Southern Alberta; (iii) the Mannville sands in the High River area of southern Alberta; and (iv) the deeper, Belly River sands in the Callum area of southern Alberta.

The Niton area includes multi-zone, liquids-rich, tight gas plays with production to date primarily coming from Rock Creek and Ellerslie sandstones. We have a large number of mineral agreements that cover specific zonal rights in this area. We have an average 71% working interest in 93,000 gross acres of land to the base of the Rock Creek Member of the Fernie Group. The Niton area has other productive zones that provide opportunities to expand our development base by moving into other geological horizons. These zones lie above the Rock Creek and include the Wilrich and Notikewin sandstones of the Upper Mannville and Spirit River Group.

The Southern Plains is comprised primarily of multi Belly River sands along with upper Edmonton Group coal bed methane formations. As well, in select areas of Southern Alberta there are productive Mannville sands. With control of 426,600 gross acres of land at an average 88% working interest, this land base provides a significant multi-year, low risk natural gas drilling inventory. Infrastructure is in place in the area for future production increases.

Our High River asset is primarily a low to medium permeability Basal Quartz channel sandstone pool, which is the southern Alberta extension of the Lower Cretaceous Deep Basin gas trend.

We also have interests in substantial established infrastructure, which allows flexibility to effectively manage area development and adjust operations accordingly. Overall, we operate over 50,000 horsepower of compression totaling 200 mmcf/d, of available field compression capacity, having over 85 mmcf/d of operated processing capacity and over 2,000 km of pipeline infrastructure in place. Key facilities are as follows:

  Mazeppa Gas Processing Plant – Through Compton, we provide the management team and corporate guidance for the Mazeppa Processing Partnership, referred to as "MPP", which has 100% ownership of the Mazeppa gas processing plant and the Mazeppa gas gathering system. The Mazeppa sour gas processing plant is located in the High River area and currently has production capacity of 90 mmcf/d (licensed plant capacity) of sour natural gas and 45 mmcf/d of sweet natural gas.

  High River – In the High River area there is 9,150 horsepower installed with a gas compression capacity of 42.5 mmcf/d and 270 km of pipeline infrastructure in place. Volumes are all produced through the Mazeppa gas gathering system and sour gas processing plant.

  Southern Alberta Foothills – The Callum and Cowley Gas Processing Plants with 100% plant ownership are currently capable of compressing 19 mmcf/d and ultimately processing 50 mmcf/d through the two existing facilities with the addition of field and/or plant compression. There is currently over 60 km of pipeline infrastructure in the operating area with minimal third party infrastructure in place.

  Edson, Niton, and McLeod – This foothills area property has compression capacity of 23 mmcf/d utilizing over 6,400 horsepower, including the Compton McLeod River Gas Processing Plant with 23 mmcf/d of capacity with 100% plant ownership. Additionally, there is over 185 km of pipeline infrastructure in the area.

  Shallow Gas Properties – Our shallow gas infrastructure consists of over 110 mmcf/d of compression capacity utilizing 30,000 horsepower with over 1,200 km of pipeline infrastructure in place. Final processing gas volumes are linked into the Nova/TransCanada pipeline systems at multiple sales locations.

Gas Reserves

We retained GLJ Petroleum Consultants, referred to as "GLJ", to evaluate and prepare report on our natural gas properties. All of our reserves are located in Alberta, Canada. Please refer to Exhibit 15.3 of this Annual Report on Form 20-F for GLJ's report on their evaluation and methodology.

The following table sets forth our company gross (working interest reserves, before royalty) and company net (working interest reserves, including royalty) as at December 31, 2012.

	Reserves as of December 31, 2012
Category	Natural Gas		NGLs		Crude Oil		Total
	Company	Company	Company	Company	Company	Company	Company	Company
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(mmcf)		(mbbl)		(mbbl)		(mboe)
Proved
Developed Producing	131,960	110,675	2,366	1,555	985	705	25,344	20,706
Developed Non-Producing	2,742	2,190	43	31	78	61	578	457
Undeveloped	15,599	13,480	450	343	247	198	3,298	2,788
Total Proved	150,301	126,345	2,859	1,929	1,311	963	29,219	23,951
Probable	81,669	68,549	1,672	1,153	639	475	15,922	13,052
Total Proved plus Probable	231,970	194,894	4,530	3,082	1,949	1,438	45,141	37,003

Estimated reserves shown for the producing properties have been projected on the basis of the extrapolation of performance data where there was sufficient data to suggest a performance trend. A significant percentage of the completions have extensive production histories and provide substantial data with respect to performance trends. In some cases the information suggests that recent well intervention work has been performed. In such cases we have considered prior historical performance in estimating future reserves. Projections for recently drilled wells have been prepared on the basis of early performance data and/or well tests with consideration for the performance trends observed in those wells with long production histories. Probable reserves are higher risk than proved reserves and are generally believed to be less likely to be accurately estimated or recovered than proved reserves.

Estimates of total net proved reserves are not filed with any U.S. federal authority or agency other than the SEC.

Our policies and practices regarding internal controls over the recording of reserves are structured to objectively and accurately estimate our gas and oil reserves quantities and present values in compliance with the SEC's regulations and financial reporting standards. Our controls over reserve estimates included retaining GLJ as our independent petroleum and geological engineering firm. We provided information about our gas and oil properties, including production profiles, prices and costs, to GLJ, and they prepared their own estimates of the reserves attributable to our properties, as of December 31, 2012. All of the information regarding reserves in this annual report on Form 20-F is derived from the report prepared by GLJ. The principal engineer at GLJ is Myron Hladyshevsky, P. Eng., who was responsible for preparing our reserve estimates, has over 30 years of experience in the oil and gas industry and is a professional engineer registered in the Province of Alberta, Canada. He is also a member of the Society of Professional Engineers in the Province of Alberta. GLJ's reserves estimates are reviewed by our technical personnel and management, and our board of directors meets with such personnel to discuss matters and policies related to our reserves.

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control or the control of the reserve engineers. Reserve engineering is a subjective process of estimating underground accumulations of gas and oil that cannot be measured in an exact manner. The accuracy of any reserve or cash flow estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates by different engineers often vary, sometimes significantly. In addition, physical factors, such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors, such as an increase or decrease in product prices that renders production of such reserves more or less economic, may justify revision of such estimates. A significant reduction in our proved reserves may result in a full cost ceiling limitation and/or an accelerated depletion rate. Accordingly, reserve estimates could be different from the quantities of gas and oil that are ultimately recovered. Please refer to "Item 3: Key Information - D. Risk Factors" for further information respecting these risks.

Production, Prices and Costs

The following table sets forth gas and oil production, average prices and costs for the period from September 7, 2012, being the date we consolidated Compton, until December 31, 2012.

For the period between September 7 and December 31, 2012, we produced 6,479 mmcf of natural gas, 123 mboe of natural gas liquids (including sulphur) and 52 mbbl of crude oil, for total production of natural gas, natural gas liquids and crude oil of 1,254 mboe. The following table sets forth our average daily production by field for the period between September 7 and December 31, 2012:

	Natural Gas	NGLs	Crude Oil	Total
Area	(mcf/d)	(bbl/d)(1)	(bbl/d)	(boe/d)
High River	14,853	281	12	2,769
Okotoks	5,386	198	-	1,096
Callum	3,671	26	-	638
Niton	12,910	532	105	2,788
Others	19,030	19	331	3,521
Total	55,849	1,056	448	10,812
____________________

Note:
(1)	Includes sulphur.

The following table sets our average sales prices, operating costs, royalty amounts and transportation costs for the period between September 7 and December 31, 2012:

	Natural Gas		NGLs		Crude Oil		Total
	(C$/mcf)		(C$/bbl)(1)		(C$/bbl)		(C$/boe)
Price(2)	C$	3.12	C$	75.34	C$	78.90	C$	28.02
Royalties		0.47		24.17		17.73		5.54
Operating costs(3)		1.32		8.02		9.95		8.02
Transportation costs		0.13		4.64		4.64		1.29
____________________

Notes:
(1)	Includes sulphur.
(2)	Includes third party processing fees.
(3)	A portion of our natural gas production is associated with crude oil production. As a result, per unit operating costs for each product reflect the allocation of certain common costs.

Present Activities and Productive Wells

During the period from September 7, 2012, being the date we consolidated Compton, until December 31, 2012, we did not drill any wells.

The following table summarizes the location of our interests as at December 31, 2012 in natural gas and crude oil wells that are producing or that are mechanically capable of production.

	Producing		Non-producing		Producing		Non-producing
Area	Natural Gas Wells		Natural Gas Wells(1)		Crude Oil Wells		Crude Oil Wells(1)		Total Wells
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Niton	122	91	-	-	12	9	-	-	134	100
High River	150	124	1	1	2	2	-	-	153	127
Okotoks, Southern
Plains	25	24	-	-	-	-	-	-	25	24
Callum Foothills	26	25	-	-	-	-	-	-	26	25
Other	622	377	16	14	102	20	7	7	747	418
Total wells	945	649	17	15	116	31	7	7	1085	694
____________________

Note:
(1)	A portion of the non-producing wells are wells considered capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

The following table sets forth the acreage of our gross and net developed and undeveloped gas and oil properties, all of which were located in Alberta, Canada, as at December 31, 2012.

Type	Gross Acres	Net Acres
Developed	811,987	679,769
Undeveloped	358,455	309,782

Delivery Commitments

Compton's natural gas production is sold to creditworthy counterparties under contracts at AECO Daily Index price sales with transactions at TransCanada Pipeline Nova Inventory Transfer. Natural gas is transported through regulated pipelines in the Province of Alberta at tariffs which require either Provincial or Federal regulatory approval.

NGLs are re-priced on an annual basis with respect to product premiums with the base price for each component reflecting posted prices. Compton's crude oil sales are priced at market using Edmonton postings as a benchmark and are typically 30-day evergreen contracts. NGLs and crude oil are transported to the point of sale to creditworthy counterparties using a combination of pipelines and trucking services.

From time to time, Compton may enter into hedging arrangements to mitigate commodity price risk and take advantage of opportunistic pricing. Compton's risk management policy provides comprehensive guidance that allows management to enter into hedging transactions that mitigate risk from commodity prices, interest rates, foreign exchange rates and electricity prices. The policy specifically prohibits speculative hedging and sets limits on the volume and length of hedging contracts. The hedging policy provides for hedging of up to 50% of gross budgeted volumes for any particular quarter for a period up to 24 months from the day they are entered into.

ITEM 4A: UNRESOLVED STAFF COMMENTS

None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2012, 2011 and 2010 should be read in conjunction with our audited consolidated financial statements and related notes included in this annual report on Form 20-F. Our financial statements included in this annual report on Form 20-F were prepared in accordance with IFRS. We adopted IFRS as of January 1, 2010.

General

We are a global commodities supply chain company which sources and delivers commodities and materials to clients, with a special expertise on the financing and risk management aspects of the business. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

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

We view our net book value per share as a key indicator of our overall financial performance. Our net book value as at December 31, 2012, 2011 and 2010 is set forth below:

	December 31,	December 31,	December 31,
	2012(1)	2011	2010(2)
	(United States dollars in thousands, except per share amounts)
Net book value	$757,197	$546,623	$547,756
Net book value per share	12.11	8.74	8.76
____________________

Notes:
(1)	In 2012, we consolidated Compton.
(2)	In 2010, we consolidated Mass and deconsolidated our Industrial Business.

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

Ongoing global economic conditions, including fears of sovereign debt default and a European banking crisis continued to impact the liquidity in financial and capital markets, restricting access to financing and causing significant volatility in commodity prices in 2012. There can be no assurance as to the stabilization and recovery of economic conditions in the near term.

Presentation of Financial Information/Accounting Treatment

We completed our acquisition of Compton in September 2012, and, as a result, we commenced consolidating Compton's operation from September 7, 2012.

We completed our acquisition of Mass in November 2010 and caused the amalgamation of Mass and our wholly-owned subsidiary in December 2010. As a result of the successful acquisition, we commenced consolidating Mass's operations, including its commodities and merchant banking activities from November 16, 2010.

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

Results of Operation

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters presented in accordance with IFRS:

	December 31,		September 30,		June 30,	March 31,
	2012		2012(1)		2012	2012
	(United States dollars in thousands, except per share amounts)
Net sales	$110,416		$118,597		$104,445	$146,049
Equity income	1,347		1,515		1,706	1,584
Total revenues	111,763		120,112		106,151	147,633
Net income (loss) from continuing operations(2)	(47,011	)(3)	245,760	(4)	11,061	16,944
Basic income (loss) from continuing operations, per share	(0.75	)(3)	3.93	(4)	0.18	0.27
Diluted income (loss) from continuing operations, per share	(0.75	)(3)	3.93	(4)	0.18	0.27
Net income (loss)(2)	(47,011	)(3)	245,760	(4)	11,061	16,944
Basic earnings (loss), per share	(0.75	)(3)	3.93	(4)	0.18	0.27
Diluted earnings (loss), per share	(0.75	)(3)	3.93	(4)	0.18	0.27
____________________

Notes:
(1)	We consolidated the operations of Compton from September 7, 2012.
(2)	Net income attributable to our shareholders.
(3)	Includes total impairment and write-down of $48.2 million, or $0.77 per share, net of income tax recovery, on our subsidiary in India, which was subsequently sold in 2013.
(4)

Includes a bargain purchase of $244.6 million, or $3.91 per share on a basic and diluted basis, primarily in connection with the acquisition of Compton. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

	December 31,	September 30,	June 30,	March 31,
	2011	2011	2011	2011
	(United States dollars in thousands, except per share amounts)
Net sales	$128,076	$112,107	$142,032	$132,582
Equity income	1,383	1,621	1,653	1,255
Total revenues	129,459	113,728	143,685	133,837
Net income (loss) from continuing operations(1)	(9,410)	6,686	11,997	2,920
Basic income (loss) from continuing operations, per share	(0.15)	0.11	0.19	0.05
Diluted income (loss) from continuing operations, per share	(0.15)	0.11	0.19	0.05
Net income (loss)(1)	(9,410)	6,686	11,997	2,920
Basic earnings (loss), per share	(0.15)	0.11	0.19	0.05
Diluted earnings (loss), per share	(0.15)	0.11	0.19	0.05
____________________

Note:
(1)	Net income attributable to our shareholders.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

The following table sets forth, for the periods indicated, certain key operating results and other financial information:

	December 31,
	2012(1)	2011
	(United States dollars in thousands,
	except per share amounts)
Net sales	$479,507	$514,797
Gross revenues	485,659	520,709
Costs and expenses	514,699	502,595
Costs of sales	407,626	435,392
Impairment of available-for-sale securities	4,265	12,408
Impairment of interests in resource properties	42,631	-
Selling, general and administrative expense	47,737	40,378
Share-based compensation expense	9	7,219
Bargain purchase(2)	247,004	-
Finance costs	12,431	7,198
Income (loss) from operations	(29,040)	18,114
Net income(3)	226,754	12,193
Earnings per share:
Basic	3.62	0.19
Diluted	3.62	0.19
____________________

Notes:
(1)	We consolidated the operations of Compton from September 7, 2012.
(2)	Recognized primarily in connection with the acquisition of Compton. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.
(3)	Net income attributable to our shareholders.

The following is a breakdown of our gross revenues by segment for each of the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
	(United States dollars in thousands)
Gross Revenues:
Commodities and resources	$455,898	$481,677
Merchant banking	11,751	22,487
All other	18,010	16,545
	$485,659	$520,709

The following charts illustrate our revenues by business segment and geographic distribution in fiscal year ended December 31, 2012:

Revenues by Business Segment	Revenues by Region

Based upon the yearly average exchange rates for the year ended December 31, 2012, the United States dollar increased by approximately 8.3% and 1.1% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates in 2011. As at December 31, 2012, the United States dollar had decreased by approximately 1.6% against the Euro and 2.2% against the Canadian dollar since December 31, 2011.

Gross revenues for the year ended December 31, 2012 decreased to $485.7 million (consisting of net sales of $479.5 million and equity income from medical joint ventures of $6.2 million) from $520.7 million (consisting of net sales of $514.8 million and equity income from medical joint ventures of $5.9 million) in the same period of 2011, primarily as a result of decreased sales of commodities due to reductions in both volumes and prices on some commodities in 2012, partially offset by new products and the consolidation of Compton since September 7, 2012. A weaker Euro also had an adverse impact on our revenues when Euro-denominated revenues were translated to U.S. dollars.

Gross revenues for our commodities and resources business were $455.9 million for the year ended December 31, 2012, compared to $481.7 million for the same period in 2011, primarily as a result of decreased sales of commodities due to reductions in both volumes and prices of some commodities in 2012, partially offset by new products and the consolidation of Compton since September 7, 2012.

During the fiscal year ended December 31, 2012, gross revenues generated by our royalty marginally decreased to approximately $29.1 million from approximately $30.8 million in the same period in 2011. This decrease in gross royalty revenues was mainly attributable to lower shipments in 2012. A total of 3.2 million tons and 3.5 million tons of iron ore products were shipped during the fiscal years ended December 31, 2012 and 2011, respectively.

Gross revenues for our merchant banking business were $11.8 million for the year ended December 31, 2012, compared to $22.5 million for the same period in 2011, primarily as a result of lower activities.

Gross revenues for our other segment were $18.0 million for the year ended December 31, 2012, compared to $16.5 million for the same period in 2011.

Costs of sales decreased to $407.6 million during the fiscal year ended December 31, 2012 from $435.4 million for the same period in 2011, primarily as a result of a decrease in commodities and resource activities, partially off-set by a write-down of inventories of $15.7 million (of which $19.4 million related to our former Indian iron ore activities, which we recognized after the Supreme Court of India banned all mining activities in the area). The following is a breakdown of our costs of sales for each of the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
	(United States dollars in thousands)
Commodities and resources	$382,232	$414,745
Expiry of exploration and evaluation assets	931	-
Loss on securities, net	-	4,314
Credit recovery on loans and receivables	(521)	(530)
Change in fair value of investment property	(14)	56
Market value decrease on commodities	1,509	4,422
Loss on derivative contracts, net	57	-
Write-off (recovery) of inventories	15,659	(29)
Other	7,773	12,414
Total cost of sales	$407,626	$435,392

Selling, general and administrative expenses, excluding share-based compensation, increased to $47.7 million for the year ended December 31, 2012 from $40.4 million for the same period of 2011. The increase is primarily linked to expenses incurred in connection with the acquisition of Compton during the period and its consolidation since September 7, 2012, partially offset by savings associated with streamlining our activities.

We recognized an impairment of interests in resource properties of $42.6 million (before income tax recovery of $13.8 million) for the year ended December 31, 2012 in connection with a subsidiary that had engaged in iron ore activities in India. We recognized the impairment after the Supreme Court of India banned all mining activities in the area. The total impairment and write-down, net of income tax recovery, was $48.2 million for the year ended December 31, 2012 in relation to these interests. These interests were sold in 2013.

Impairment of available-for-sale securities was $4.3 million in 2012, compared to $12.4 million in 2011. It represents an other-than-temporary impairment charge on our investment portfolio.

During the year ended December 31, 2012, non-cash and discretionary share-based compensation expense decreased to $9,000 from $7.2 million for the same period in 2011 as a result of granting 2,635,000 options to our directors and employees in January 2011.

During the year ended December 31, 2012, we incurred finance costs of $12.4 million, primarily related to our commodities business, compared to $7.2 million for the year ended December 31, 2011. Such finance costs increased as a result of increased interest payments on our long term debt and credit facilities.

For the year ended December 31, 2012, we incurred a net foreign currency transaction gain of $7.1 million, compared to a loss of $0.9 million for the same period in 2011, in the statement of operations.

We recognized a bargain purchase of $247.0 million, or $3.95 per share, during the year ended December 31, 2012, primarily in connection with the acquisition of Compton. The bargain purchase arose as the consideration under the transaction was less than the fair market value of the net identifiable assets acquired.

We recognized an income tax recovery (other than resource property revenue taxes) of $8.5 million during the year ended December 31, 2012, compared to a provision for income taxes of $1.3 million during the year ended December 31, 2011. Our statutory tax rate was 25% during the year ended December 31, 2012 compared to 26.5% for the same period in 2011, and our effective tax rates are lower than our statutory tax rates in the current period. The income tax paid in cash during the year ended December 31, 2012 was $4.9 million compared to $1.0 million for the same period in 2011.

We also recognized resource property revenue taxes of $5.9 million during the year ended December 31, 2012 compared to $4.6 million during the same period of 2011. The resource property revenues tax rate was 20% on the gross royalty revenue, deducted at source, which is reduced by 20% of deductible expenses. The increase in taxes was primarily a result of a claim in the year ended December 31, 2012.

Overall, we recognized an income tax recovery of $2.6 million (recovery of income taxes of $8.5 million and resource property revenue taxes of $5.9 million) during the year ended December 31, 2012, compared to an expense of $6.0 million (income taxes of $1.3 million and resource property revenue taxes of $4.6 million) during the same period of 2011.

For the year ended December 31, 2012, our income from continuing operations attributable to shareholders was $226.8 million, or $3.62 per share on a basic and diluted basis, compared to $12.2 million, or $0.19 per share on a basic and diluted basis, for the same period in 2011.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table sets forth, for the periods indicated, certain key operating results and other financial information:

	December 31,
	2011	2010(1)(2)
	(United States dollars in thousands,
	except per share amounts)
Net sales	$514,797	$84,476
Gross revenues	520,709	85,430
Costs and expenses	502,595	70,724
Costs of sales	435,392	51,362
Impairment of available-for-sale securities	12,408	-
Selling, general and administrative expense	40,378	18,316
Share-based compensation expense	7,219	72
Finance costs	7,198	974
Net income from continuing operations(3)	12,193	45,839
Net loss from discontinued operations(3)	-	(15,523)
Net income(3)	12,193	30,316
Basic earnings (loss) per share:
Continuing operations	0.19	1.28
Discontinued operations	-	(0.43)
Diluted earnings (loss) per share:
Continuing operations	0.19	1.28
Discontinued operations	-	(0.43)
____________________

Notes:
(1)	We consolidated the operations of Mass from November 16, 2010.
(2)	In 2010, we deconsolidated our Industrial Business, which resulted in it being accounted for as discontinued operations in our financial statements.
(3)	Net income attributable to our shareholders.

The following is a breakdown of our gross revenues by segment for each of the years ended December 31, 2011 and 2010:

	December 31,
	2011	2010
	(United States dollars in thousands)
Gross Revenues:
Commodities and resources	$481,677	$76,478
Merchant banking	22,487	4,821
All other	16,545	4,131
	$520,709	$85,430

The following charts illustrate our revenues by business segment and geographic distribution in fiscal year ended December 31, 2011:

Revenues by Business Segment	Revenues by Region

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

During the fiscal year ended December 31, 2011, gross revenues generated by our royalty marginally decreased to approximately $30.8 million from approximately $31.7 million (including royalty payments respecting prior years of $11.2 million) in the same period in 2010. This decrease in gross royalty revenues was mainly attributable to lower shipments in 2011 and the inclusion of $11.2 million of royalty payments respecting prior years including 2010. A total of 3.5 million tons and 3.8 million tons of iron ore products were shipped during the fiscal years ended December 31, 2011 and 2010, respectively.

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

Costs of sales increased to $435.4 million during the fiscal year ended December 31, 2011 from $51.4 million for the same period in 2010, primarily as a result of the consolidation of Mass's operations from November 16, 2010. The following is a breakdown of our costs of sales for each of the years ended December 31, 2011 and 2010:

	December 31,
	2011	2010
	(United States dollars in thousands)
Commodities and resources	$414,745	$45,994
Loss on securities, net	4,314	834
Credit losses (recovery) on loans and receivables	(530)	795
Change in fair value of investment property	56	294
Write-down on real estate held for sale	-	241
Market value decrease on commodities	4,422	-
Loss on derivative contracts, net	(29)	2,010
Other	12,414	1,194
Total cost of sales	$435,392	$51,362

Impairment of available-for-sale securities was $12.4 million in 2011, compared to $nil in 2010. It represents an other-than-temporary impairment charge on our long-term investment portfolio.

Selling, general and administrative expenses, excluding share-based compensation, increased to $40.4 million for the year ended December 31, 2011 from $18.3 million for the same period of 2010. The increase is primarily linked to the inclusion of Mass's operations since November 16, 2010 and, in particular, employee compensation expenses.

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

We recognized a bargain purchase gain of $41.1 million during fiscal year ended December 31, 2010 in connection with the acquisition of Mass. The bargain purchase gain was included in our statements of operations for the year ended December 31, 2010 and arose as the market price of our common shares on the acquisition dates was less than the fair value of the net identifiable assets acquired from Mass.

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

Liquidity and Capital Resources

General

Liquidity is of importance to companies in our businesses. Insufficient liquidity often results in underperformance.

Our objectives when managing capital are: (i) to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders, (ii) to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk, and (iii) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in our industry, we monitor capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of equity and some forms of subordinated debt, if any. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity. The computations are based on continuing operations. The following table sets forth the calculation of our debt-to-adjusted capital ratio as at each of the periods indicated:

	2012(1)	2011	2010
	(United States dollars in thousands)
Total debt	$162,993	$47,127	$52,748
Less: cash and cash equivalents	(273,790)	(387,052)	(397,697)
Net debt (net cash and cash equivalents)	(110,797)	(339,925)	(344,949)
Shareholders' equity	757,197	546,623	547,756
Debt-to-adjusted capital ratio	Not applicable	Not applicable	Not applicable
____________________

Note:
(1)	This table does not include the MPP term financing as it involves a purchase option and future processing fees. See "MPP Term Financing".

There were no amounts in accumulated other comprehensive income relating to cash flow hedges nor were there any subordinated debt instruments as at December 31, 2012, 2011 and 2010. The debt-to-adjusted capital ratio in 2012, 2011 and 2010 was not applicable as we had a net cash and cash equivalents balance.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at each of the periods indicated:

	2012(1)	2011	2010
	(United States dollars in thousands)
Long-term debt	$118,824	$20,150	$48,604
Shareholders' equity	757,197	546,623	547,756
Long-term debt-to-equity ratio	0.16	0.04	0.09
____________________

Note:
(1)	This table does not include the MPP term financing as it involves a purchase option and future processing fees. See "MPP Term Financing".

During 2012, our strategy, which was unchanged from 2011 and 2010, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. We had a net cash and cash equivalent balance after deduction of the total debt. Our long-term debt-to-equity ratio was 0.16, 0.04 and 0.09 as at December 31, 2012, 2011 and 2010, respectively.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	December 31,
	2012	2011	2010
	(United States Dollars in thousands)
Cash and cash equivalents	$273,790	$387,052	$397,697
Short-term securities	6,658	13,062	27,894
Trade receivables	72,820	21,154	13,088
Other receivables	18,314	9,144	12,107
Inventories	142,925	81,223	67,102
Assets held for sale	128,657	-	-
Total assets	1,381,489	858,957	854,256
Working capital	345,348	361,223	411,920
Short-term bank borrowings	150,396	114,239	69,979
Long-term debt, less current portion(1)	118,824	20,150	48,604
Shareholders' equity	757,197	546,623	547,756
____________________

Note:
(1)	This amount does not include the MPP term financing as it involves a purchase option and future processing fees. See "MPP Term Financing".

We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g. by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

As at December 31, 2012, cash and cash equivalents were $273.8 million, compared to $387.1 million and $397.7 million as at December 31, 2011 and 2010, respectively. The decrease in cash was primarily a result of cash utilized to fund the acquisition of Compton and related transactions and cash flows used in operating activities. We had assets held for sale of $128.7 million as at December 31, 2012, compared to $nil as at each of December 31, 2011 and 2010. As at December 31, 2012, short-term securities decreased to $6.7 million from $13.1 million and $27.9 million as at December 31, 2011 and 2010, respectively. The decrease in short-term securities in 2011 was a result of dispositions. Trade receivables and other receivables were $72.8 million and $18.3 million, respectively as at December 31, 2012, compared to $21.2 million and $9.1 million at December 31, 2011 and $13.1 and $12.1 million at December 31, 2010. The increase in trade receivables was primarily a result of the consolidation of new subsidiaries. As at December 31, 2012, we had a loan receivable of $nil, compared to $19.9 million as at December 31, 2011 and $5.8 million as at December 31, 2010. The decrease in loan receivable was a result of the collection of a credit facility. As at December 31, 2012, we had bills of exchange of $nil, compared to $10.5 million in 2011 and $nil in 2010. The decrease in bills of exchange in 2012 was a result of collections in cash. The value of our inventories increased to $142.9 million as at December 31, 2012, from $81.2 million and $67.1 million as at December 31, 2011 and 2010, respectively. The increased inventories were partially due to the acquisition of new subsidiaries in 2012. The value of real estate held for sale was $12.2 million as at December 31, 2012, compared to $12.0 million and $12.5 million as at December 31, 2011 and 2010, respectively. The value of deposits, prepaid and other assets was $27.8 million as at December 31, 2012, compared to $9.3 million and $20.8 million as at December 31, 2011 and 2010, respectively. The increase in the value of deposits, prepaid and other assets was primarily a result of prepayments and deposits for inventories and the consolidation of new subsidiaries in 2012. As described herein and in the notes to our audited financial statements for the year ended December 31, 2012, the acquisitions of new subsidiaries had a material impact on our current assets.

Short-Term Bank Loans and Facilities

As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used for day-to-day business and structured solutions activities in commodities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

As at December 31, 2012, we had credit facilities aggregating $439.7 million as follows: (i) we had unsecured revolving credit facilities aggregating $195.2 million from banks; (ii) we had revolving credit facilities aggregating $63.8 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) we had a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of $122.6 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; and (iv) we had a foreign exchange credit facility of $58.1 million with a bank. All of these facilities are renewable on a yearly basis.

Long-Term Debt

Other than lines of credit drawn and as may be outstanding for trade financing and commodities and structured solutions activities, as of December 31, 2012, the maturities of long-term debt were as follows:

Maturity	Principal	Interest	Total
2013	$44,169	$4,239	$48,408
2014	25,001	3,055	28,056
2015	21,833	2,391	24,224
2016	21,833	1,843	23,676
2017	21,833	1,275	23,108
Thereafter	28,324	1,474	29,798
	$162,993	$14,277	$177,270

During the year ended December 31, 2012, we paid off $28.3 million of debt. We incurred additional long term debt of $133.5 million consisting of €80.0 million in connection with our acquisition of Compton and $28.0 million in connection with KCCL.

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

MPP Term Financing

As at December 31, 2012, we had liabilities under the MPP term financing totaling $18.7 million as a result of our consolidation of Compton in the third quarter of 2012, comprised of the present value of monthly base processing fees, the outstanding purchase option and unamortized financing fees. MPP is a limited partnership organized under the laws of the Province of Alberta and owns certain midstream facilities, including natural gas plants and pipelines in southern Alberta, through which Compton processes a significant portion of its production from the surrounding area. The arrangements with MPP are governed by agreements which provide for:

a.	Compton's management of the midstream facility;

b.	the payment to MPP of a base processing fee and the reimbursement of MPP's net out-of-pocket costs;

c.	the dedication through April 30, 2024 of production and reserves from the defined area through the facilities; and

d.	an option to purchase the MPP partnership at a predetermined amount on April 30, 2014.

Notice of exercise of the above purchase option has been provided to the respective counterparties.

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

The global commodity supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of our commodities operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of commodities transactions can affect the level of receivables and influence overall working capital levels. We have a sufficient level of cash on hand and credit facility amounts. We believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements and to meet unexpected cash demands.

Cash Flows from Operating Activities

Operating activities used cash of $144.4 million in 2012, compared to providing cash of $44.7 million and $43.9 million in 2011 and 2010, respectively. In 2012, a decrease in short-term bank borrowings for day-to-day business requirements used cash of $115.5 million, compared to an increase in same providing cash of $49.8 million and a decrease in same using cash of $4.9 million in 2011 and 2010, respectively. An increase of inventories used cash of $36.5 million in 2012, compared to $22.8 million and $4.4 million in 2011 and 2010, respectively. A decrease in bills of exchange, as a result of collections in cash, provided cash of $10.5 million in 2012, compared to an increase in bills of exchange using cash of $10.5 million and $nil in 2011 and 2010, respectively. An increase in receivables used cash of $12.9 million in 2012, compared to using cash of $8.3 million and providing $4.4 million in 2011 and 2010, respectively. An increase in deposits, prepaid and other used cash of $8.9 million in 2012, compared to a decrease providing cash of $10.8 million and $7.3 million in 2011 and 2010, respectively. A decrease in accounts payable and accrued expenses used cash of $8.3 million in 2012, compared to $1.4 million and providing $1.0 million in 2011 and 2010, respectively. A decrease in income tax liabilities used cash of $2.3 million in 2012, compared to an increase in income tax liabilities providing cash of $0.8 million in 2011 and $0.3 million in 2010. A decrease in deferred sale liabilities used cash of $15.1 million in the year ended December 31, 2012, compared to a decrease using cash of $22.9 million in 2011 and an increase providing cash of $22.7 million in 2010. Changes in short-term securities provided cash of $7.2 million during 2012, compared to providing cash of $5.3 million and using cash of $0.4 million in 2011 and 2010, respectively. An increase in assets held for sale in connection with the committed sale program of our former subsidiary used cash of $3.1 million in the year ended December 31, 2012, compared to $nil in each of 2011 and 2010. An increase in restricted cash used $0.3 million for 2012, compared to decreases in restricted cash providing $2.9 million and $0.7 million in the same periods of 2011 and 2010, respectively. An increase in short-term cash deposits used cash of $16,000 during 2012, compared to using cash of $4.1 million and $nil for 2011 and 2010, respectively. Other items provided cash of $2.0 million in 2012, compared to using $0.4 million in 2011 and providing $1.7 million in 2010.

Cash Flows from Investing Activities

Investing activities used cash of $55.7 million in 2012, compared to using cash of $36.5 million in 2011 and providing cash of $224.2 million in 2010. Purchases of long-term securities used cash of $5.1 million in 2012, compared to $37.5 million and $1.3 million in 2011 and 2010, respectively. Proceeds from sales of long-term investments provided cash of $2.6 million in 2012, compared to $7.4 million and $13.5 million in 2011 and 2010, respectively. During 2012, a net decrease in a loan receivable provided cash of $19.9 million, compared to a net increase using cash of $14.1 million and $1.7 million in 2011 and 2010, respectively. Purchases of property, plant and equipment, net of sales, used cash of $2.1 million in 2012, compared to $1.2 million and $1.1 million in 2011 and 2010, respectively. Distributions from joint ventures provided net cash of $7.6 million in 2012, compared to $5.1 million in 2011 and $0.9 million in 2010. The acquisitions of subsidiaries net of cash acquired used cash of $78.5 million in 2012, compared to the acquisition of a subsidiary net of cash acquired using cash of $95,000 in 2011 and the acquisition of Mass net of cash acquired providing cash of $213.9 million in 2010. Other items used cash of $48,000 in 2012, compared to providing cash of $3.8 million (primarily consisting of sales of investment property) and $0.1 million in 2011 and 2010, respectively.

Cash Flows from Financing Activities

Net cash provided by financing activities was $83.4 million 2012, compared to using cash of $17.4 million in 2011 and providing cash of $46.2 million in 2010. A net increase in debt borrowing provided cash of $105.2 million in 2012, compared to a decrease in debt borrowing using cash of $4.3 million and $0.8 million in 2011 and 2010, respectively. Cash used by financing activities during 2012 consisted of dividends paid to our shareholders, dividends paid to non-controlling interests, a reduction in facility term financing and the repurchase of shares pursuant to our odd-lot repurchase program, used cash of $13.8 million, $0.7 million, $7.4 million and $44,000, respectively.

Our odd-lot share repurchase program was completed on July 2, 2012. Pursuant to the program, we offered to buy back common shares from registered and beneficial shareholders who owned 99 or fewer common shares. Pursuant to the program, we repurchased and cancelled a total of 6,028 of our common shares from 455 registered and beneficial shareholders, representing a 48.6% participation rate amongst registered eligible shareholders. Shareholders who elected to participate in the repurchase program received an amount equal to the weighted average of the closing prices of our common shares on the NYSE during each of the initial six-week period of the program and the six-week extension thereto for each common share tendered.

Future Liquidity

We had no material commitments to acquire assets or operating businesses as at December 31, 2012. We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our reporting currency is the United States dollar. We translate subsidiaries' assets and liabilities, into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues are received in Euros, Chinese yuans and Canadian dollars, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for Euros, Chinese yuans and Canadian dollars prevailing during that period.

In the year ended December 31, 2012, we reported approximately a net $7.9 million currency translation adjustment loss under other comprehensive income within equity, compared to losses of $1.4 million and $3.9 million in 2011 and 2010, respectively.

Contractual Obligations

The following table sets out our contractual obligations and commitments as at December 31, 2012 in connection with our long-term liabilities.

	Payments Due by Period(1)
	(United States dollars in thousands)
	Less than			More than
Contractual Obligations(2)(3)	1 Year	1 – 3 Years	3 – 5 Years	5 Years	Total
Long-term debt obligations	$48,408	$52,280	$46,784	$29,798	$177,270
Operating lease obligations	2,910	4,566	2,674	-	10,150
Purchase obligations	25,294	-	-	-	25,294
Puttable Instruments	-	7,761	-	-	7,761
Total	$76,612	$64,607	$49,458	$29,798	$220,475
____________________

Notes:
(1)	Undiscounted.
(2)	The table does not include non-financial instrument liabilities and guarantees.
(3)	The table does not include provisions for warranty and decommissioning obligations as such obligations may involve performance of physical activities and work.

Risk Management

Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

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

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1 to our audited consolidated financial statements included in this annual report on Form 20-F for a discussion of the significant accounting policies.

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

Receivables

Receivables are financial instruments that are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluations of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management's best estimate of the losses in our receivables and judgments about economic conditions. As at December 31, 2012, we had recognized receivables (including trade and other receivables) aggregating $91.1 million.

Valuation of Securities

Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there is any objective evidence that an available-for-sale security is other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the investee's financial position and results for a period of years; (iii) any liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) the outlook of the investee's industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; (vii) our business plan and strategy to divest the security or to restructure the investee; and (viii) the extent and/or duration of the decline in market value.

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

Impairment of Non-Financial Assets

We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we shall estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

External sources of information

(a)	during the period, an asset's market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)	significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;

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

Provisions for Decommissioning Obligations

Our provisions for decommissioning obligations represent management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by us.

Changes in decommissioning obligations are recorded with a corresponding change to the carrying amounts of related properties. Adjustments to the carrying amounts of related properties can result in a change to future depletion expense.

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

  the history of the tax loss carry-forwards and their expiry dates;

  future reversals of temporary differences;

  our projected earnings; and

  tax planning opportunities.

On the reporting date, we also reassess unrecognized deferred tax assets. We recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management's assessment of exposures. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

New Standards and Interpretations Adopted and Not Yet Adopted

In June 2011, the IASB issued an amended version of International Accounting Standard, referred to as "IAS" 19, Employee Benefits, which brings in various changes relating to the recognition and measurement of termination benefits and postemployment defined benefit expense, and to the disclosures for all employee benefits. The amended IAS 19 is effective for annual periods beginning on or after January 1, 2013. The Group early adopted this new standard with effect in the current year ending December 31, 2012, in connection with the acquisition of Compton. The Group did not have a defined benefit plan in 2011 or 2010.

The following amendments were issued by the IASB and are mandatory for our accounting year 2012 and do not have significant effects on the Group's financial statements:

Amendments, set out in Deferred Tax: Recovery of Underlying Assets, were issued to amend IAS 12, Income Taxes. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, Investment Property. The amendments provide a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale.

Amendments, set out in Disclosures — Transfers of Financial Assets, were issued to amend IFRS 7, Financial Instruments, so as to enhance the disclosure requirements for transfers of financial assets that result in derecognition. These amendments respond, in part, to the recent financial crisis. Entities will be required to provide more extensive quantitative and qualitative disclosures about: (i) risk exposures relating to transfers of financial assets that are: (a) not derecognized in their entirety; or (b) derecognized in their entirety, but with which the entity continues to have some continuing involvement; and (ii) the effect of those risks on an entity's financial position.

The following new accounting standards and amendments are expected to have significant effects on the Group's accounting policies, financial position and/or financial statement presentation for periods after 2012:

IFRS 9, Financial Instruments, replaces IAS, 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in other comprehensive income, rather than in the profit or loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In December 2011, the IASB issued amendments to IFRS 9 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The deferral will make it possible for all phases of the project to have the same mandatory effective date. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. Early application of IFRS 9 is still permitted. We are currently evaluating the impacts that IFRS 9 will have on our consolidated financial statements.

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and Standard Interpretations Committee, referred to as "SIC", 12, and is effective for annual periods beginning on January 1, 2013.

IFRS 11, Joint Arrangements establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e. joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on January 1, 2013.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on January 1, 2013.

IAS 27, Separate Financial Statements, has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28, Investments in Associates and Joint Ventures, has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The amendments to the IAS 27 and IAS 28 are effective for annual periods beginning on January 1, 2013.

We do not expect that the our consolidated entities, associates and joint ventures will be significantly affected when IFRS 10, 11, 12 and amendments to IFRS 27 and 28 become effective, though the new standards and amendments will have impact on our financial statement presentation.

IFRS 13, Fair Value Measurement, (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements. IFRS 13 is to be applied for annual periods beginning on January 1, 2013. The new standard will have impact on our financial statement presentation.

Amendments, set out in Presentation of Items of Other Comprehensive Income¸ were issued to amend IAS 1, Presentation of Financial Statements. The amendments require the grouping of items of other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on January 1, 2013 with full retrospective application. The amendments will have impact on our financial statement presentation.

Trend Information

For a discussion of trends relating to revenues derived from our royalty interest, please see "Item 4: Information on the Company — B. Business Overview — Business Segments – Commodities and Resources".

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

We have outstanding issued guarantees held by our trading and financial partners in connection with our commodities and resources activities. As of December 31, 2012, we had issued guarantees of up to a maximum of $13.0 million, of which $5.2 million were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Safe Harbour

Not applicable.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We have no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any of our directors or officers was selected as a director or officer. The following table sets forth the names of each of our directors and officers, as at the date hereof:

		Date of
		Commencement	Expiration of
		of Office	Term of Office
Name (Age)	Present Position	with our Company	with our Company
Michael J. Smith (64)	Chairman, Chief Executive Officer, Chief Financial Officer and Director	1986	2014
Dr. Shuming Zhao (60)(1)(2)(3)	Director	2004	2013
Robert Ian Rigg (69)(1)(2)(3)	Director	2010	2014
Indrajit Chatterjee (67)(1)(2)(3)	Director	2005	2015
Ravin Prakash (68)	Director	2011	2013
____________________

Notes:
(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our nominating and Corporate Governance Committee.

Michael J. Smith – Chairman, Chief Executive Officer, Chief Financial Officer and Director

Mr. Smith has been our Chairman since 2003 and a director of our company since 1986. Mr. Smith was appointed our Chief Executive Officer in March 2010 and is our Chief Financial Officer. He was our Secretary until March 1, 2008. Mr. Smith was also our Chief Executive Officer between 1996 and 2006. Mr. Smith was also previously the President, Chief Executive Officer, Secretary and a director of Mass and served as a director and officer of various public companies. Mr. Smith has experience in corporate finance and restructuring.

Dr. Shuming Zhao – Director

Dr. Zhao has been a director of our company since 2004. Dr. Zhao is Chair Professor and Honorary Dean of the School of Business, Nanjing University, the People's Republic of China. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of Chinese Society of Management Modernization, President for Jiangsu Provincial Association of Human Resource Management, and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Since 1994, Dr. Zhao has acted as management consultant for several Chinese and international firms. Dr. Zhao is also a director of Little Swan Company, Ltd. (China) and Daqo New Energy Corp. (China). Dr. Zhao has successfully organized and held seven international symposia on multinational business management in 1992, 1996, 1999, 2002, 2005, 2008 and 2011. Since 1997, Dr. Zhao has been a visiting professor at Marshall School of Business, University of Southern California and the College of Business, University of Missouri-St. Louis. Dr. Zhao has lectured in countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal, and Australia.

Robert Ian Rigg – Director

Mr. Rigg has been a director of our company since 2010. Mr. Rigg is a retired accountant and holds a commerce degree in economics and accounting from the University of Melbourne and was a member of the Institute of Chartered Accountants in Canada. Mr. Rigg has experience as both a director and chief financial officer of several public companies.

Indrajit Chatterjee – Director

Mr. Chatterjee has been a director of our company since 2005. Mr. Chatterjee is a retired businessman who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.

Ravin Prakash – Director

Mr. Prakash has been a director of our company since 2011. Until February 2013, Mr. Prakash was the Executive Chairman of one of our former subsidiaries. He has over 36 years of corporate banking and financial management experience in industry, specialized in recovery and restructuring of doubtful assets, the raising of project and trade finance and risk assessment.

Family Relationships

There are no family relationships between any of our director and executive officers.

B. Compensation

During fiscal year ended December 31, 2012, we paid an aggregate of approximately $1.3 million in cash compensation to our directors and officers, excluding directors' fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2012 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2012 to our Chief Executive Officer, Chief Financial Officer and each of our three most highly compensated executive officers (or persons acting in a similar capacity) whose total compensation for the fiscal year exceeded $150,000:

				Non-equity incentive
				compensation plan
				compensation
				($)
		Share-	Option-		Long-
		based	based	Annual	term	Pension	All Other	Total
Name and Principal	Salary	awards	awards	incentive	incentive	value	Compensation	Compensation
Position	($)	($)	($)	plans	plans	($)	($)	($)
Michael J. Smith Chairman, Chief Executive Officer and Chief Financial Officer	300,117	-	-	93,800	-	-	185,315(1)	579,232
Ravin Prakash Director(2)	65,603	-	-	149,428	-	-	-	215,031
Prashant Sahu Former Executive Director of Magnum Minerals Private Limited	140,827	-	-	149,428	-	-	-	290,255
Roland Schulien Senior Vice President Finance, Europe	174,828	-	-	10,284	-	-	27,258(3)	212,370
____________________

Notes:
(1)	Consists of housing allowances.
(2)	Until February 2013, Mr. Prakash was the Executive Chairman of a former subsidiary.
(3)	Consists of auto benefits.

Directors' Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2012 to the directors of our company.

DIRECTOR COMPENSATION TABLE
		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	Earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Michael J. Smith(1)	-	-	-	-	-	-	-
Dr. Shuming Zhao	80,500	-	-	-	-	-	80,500
Ian Rigg	95,500	-	-	-	-	-	95,500
Indrajit Chatterjee	80,500	-	-	-	-	-	80,500
Ravin Prakash(2)	7,500	-	-	-	-	-	7,500
____________________

Notes:
(1)	Compensation provided to our Chairman, Michael Smith, in his capacity as an executive office is disclosed in the table above under the heading "Executive Officers".
(2)	Compensation provided to Ravin Prakash in his capacity as an executive officer is disclosed in the table above under the heading "Executive Officers".

A total of $0.3 million was paid to our directors for services rendered as directors, or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid an annual fee of $30,000 and $750 for each director's meeting attended as well as additional fees, as applicable, for their respective participation on our Audit and Compensation Committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.

Termination and Change of Control Benefits

Effective March 1, 2008, we entered into an independent consulting agreement with Michael Smith, our Chairman, Chief Executive Officer and Chief Financial Officer, pursuant to which he provides consulting services to us. In the event that the agreement is terminated by us or in the event of a change of control, Mr. Smith is entitled to receive a termination payment equal to the sum of three times the aggregate consulting fee paid to Mr. Smith in the previous twelve months plus the higher of his current bonus or the highest bonus received by him in the previous five years prior to such termination. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of the termination of the agreement and the date of the change of control, to require us to purchase all or any part of our common shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of our common shares on the NYSE for the ten preceding trading days. Assuming a discontinuance of Mr. Smith's services as a result of termination or a change of control effective December 31, 2012, we would have been required to make a maximum payment to Mr. Smith in the aggregate amount of $3,552,080 pursuant to the terms of his consulting arrangement.

Pension Plan Benefits

As of December 31, 2012, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.

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

		Expiration of
Name of Director	Director Since	Current Term
Michael J. Smith	1986	2014
Ian Rigg	2010	2014
Indrajit Chatterjee	2005	2015
Dr. Shuming Zhao	2004	2013
Ravin Prakash	2011	2013

Other than as discussed elsewhere herein, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Our board of directors has established an Audit Committee. Our Audit Committee currently consists of Dr. Shuming Zhao, Ian Rigg and Indrajit Chatterjee. The Audit Committee operates pursuant to a charter adopted by the board of directors. A copy of our Audit Committee charter is attached as Exhibit 99.1 to our annual report filed with the SEC on April 3, 2006. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; and (iii) the independence and performance of our internal and external auditors. The Audit Committee also oversees our company's financial reporting process and internal controls and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, accounting principles and auditing procedures being applied.

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

D. Employees

At December 31, 2012, 2011 and 2010, we employed approximately 955, 616 and 678 people, respectively.

E. Share Ownership

There were 62,552,126 common shares, 2,635,000 stock options and no share purchase warrants issued and outstanding as of March 28, 2013. Of the shares issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2012, owned the following common shares:

	Common Shares	Percentage of Total Common	Stock Options(1)
	Beneficially Owned	Shares Outstanding	Held
Name and Principal Position	(#)	(%)	(#)
Michael J. Smith Chairman, Chief Executive Officer, Chief Financial Officer and Director	272,727	0.04	390,000

Dr. Shuming Zhao Director	-	-	55,000

Ian Rigg Director	7,230	0.01	55,000

Indrajit Chatterjee Director	-	-	55,000

Ravin Prakash Director	-	-	55,000
____________________

Notes:
(1) The options are exercisable at a price of $7.81 per common share and expire on January 1, 2016.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is 5,524,000. Each option upon its exercise entitles the grantee to purchase one common share. The exercise price of an option may not be less than the closing market price of our common shares on the NYSE, on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the NYSE, for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. No options were granted during the year ended December 31, 2012. There were 1,720,000 options outstanding as at December 31, 2012. There were 12,344 options available for grant under the stock option plan as at December 31, 2012.

Incentive Plan

At our annual and special meeting of our shareholders held in September 2008, our shareholders passed a resolution approving an equity incentive plan, referred to as the "Incentive Plan", to further align the interests of employees and directors with those of our shareholders by providing incentive compensation opportunities tied to the performance of our common shares and by promoting increased ownership of our common stock by such individuals.

Pursuant to the terms of the Incentive Plan, our board of directors, our Compensation Committee or such other committee as is appointed by our board of directors to administer the Incentive Plan, may grant Awards (as hereinafter defined) under the Incentive Plan, establish the terms and conditions for those Awards, construe and interpret the Incentive Plan and establish the rules for the Incentive Plan's administration. Such committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards, each referred to as an "Award", under the Incentive Plan. Awards may be granted to employees, directors, officers or consultants of ours or any affiliate or any person to whom an offer of employment with us or any affiliate is extended. Such committee has the authority to determine which employees, directors, officers, consultants and prospective employees should receive Awards. Non-employee directors and consultants may not receive incentive stock options.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

There were 62,552,126 common shares issued and outstanding as of March 28, 2013. The following table sets forth, as of March 28, 2013, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name	Amount Owned	Percent of Class(1)
Peter Kellogg	19,346,159(2)	30.9%
____________________

Notes:
(1)	Based on 62,552,126 common shares issued and outstanding on March 28, 2013.
(2)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 14,174,562 of the shares, or approximately 22.7% of the issued and outstanding common shares.

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

As of February 28, 2013, there were 62,552,126 common shares issued and outstanding held by 526 registered shareholders. Of those common shares issued and outstanding, 62,526,441 common shares were registered in the United States (489 registered shareholders).

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, since January 1, 2012, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates' or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members. These related party transactions are made in arm's length transactions at normal market prices and on normal commercial terms. In addition to transactions disclosed elsewhere in our financial statements for the year ended December 31, 2012 and in this annual report on Form 20-F, we had the following transactions with affiliates during the year ended December 31, 2012:

2012
(United States dollars
in thousands)

Royalty expense paid and payable*	$(693)
Sales of goods	1,012
Director's salary from a subsidiary to a close family member of a director	(20)
____________________

*	included in income from an interest in resource property

In 2012, we entered into an agreement with a director of two of our subsidiaries, whereby the director agreed to purchase 100% of the shares of our subsidiary for a nominal amount. Such subsidiary did not have significant assets or business at the time of disposition. Subsequent to the year ended December 31, 2012, such director acquired another subsidiary from us. Please refer to Notes 18 and 36 to our audited consolidated financial statements included in this annual report on Form 20-F for further information.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Effective January 1, 2010, we adopted IFRS following approval from the Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency. The consolidated financial statements have been prepared in compliance with IFRS. See "Item 18: Financial Statements".

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of our domestic and international transactions covering the 2006 to 2010 taxation years. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations.

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

On January 17, 2012, we announced that our board of directors had declared an annual cash dividend for 2012 of $0.22 per common share, payable in four quarterly instalments. The 2012 dividend was 10% higher than the dividend paid in 2011, and, based on the closing price of $7.01 for our common shares on December 31, 2011, and represented a dividend yield of approximately 3.13%, compared to an annual dividend yield of approximately 2.51% for the NYSE Composite Index in 2012. We made dividend payments of $0.05 per share: (i) on February 10, 2012 to shareholders of record on January 27, 2012; (ii) on April 10, 2012 to shareholders of record on March 30, 2012; (iii) on July 13, 2012 to shareholders of record on July 2, 2012; and (iv) on October 26, 2012 to shareholders of record on October 15, 2012.

On January 14, 2013, we announced that our board of directors had declared an annual cash dividend for 2013 of $0.24 per common share, payable in four quarterly instalments. The 2013 dividend is approximately 9% higher than the dividend paid in 2012, and, based on the closing price of $8.55 for our common shares on December 31, 2012, represents a dividend yield of approximately 2.81%, compared to an annual dividend yield of approximately 2.5% for the NYSE Composite Index in 2012. The first 2013 dividend payment of $0.06 per share was made on February 8, 2013 to shareholders of record on January 25, 2013. On April 1, 2013 we announced that the second dividend payment for 2013, of $0.06 per share, would be made on April 22, 2013 to shareholders of record on April 12, 2013.

The actual timing, payment and amount of dividends paid on our common shares is determined by our board of directors, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business consideration as our board of directors considers relevant.

B. Significant Changes

Please refer to "Item 4: Information on the Company – A. History and Development of the Company – Recent Developments" and Note 41 of our annual financial statements included herewith for a discussion of significant events that have occurred after December 31, 2012.

ITEM 9: THE OFFER AND LISTING

A. Offer and Listing Details

Since June 18, 2007, our common shares have been quoted on the NYSE, currently under the symbol "MIL". Previously, our common shares were traded on the NASDAQ Global Select Market under the symbol "KHDH". We voluntarily terminated our listing on the NASDAQ Global Select Market, and the last day of trading of our common shares on the Nasdaq Global Select Market was June 15, 2007. The following table sets forth the high and low sales of prices of our common shares on the NYSE for the periods indicated.

	Exchange
	High ($)	Low ($)
Annual Highs and Lows
2008	35.79	6.50
2009	14.20	6.65
2010	16.10	6.60
2011	9.00	6.17
2012	8.80	6.65

Quarterly Highs and Lows
2011
First Quarter	9.00	7.15
Second Quarter	8.59	7.41
Third Quarter	7.88	6.66
Fourth Quarter	7.36	6.17
2012
First Quarter	8.77	7.03
Second Quarter	8.80	6.65
Third Quarter	7.69	6.66
Fourth Quarter	8.16	7.92

Monthly Highs and Lows
September 2012	8.80	8.27
October 2012	8.38	8.00
November 2012	8.72	7.92
December 2012	8.77	8.30
January 2013	10.24	8.59
February 2013	10.39	9.60
March 2013	10.11	9.00

The transfer of our common shares is managed by our transfer agent, Computershare, 480 Washington Boulevard, Jersey City, NJ 07310 (Tel: 201-680-5258; Fax: 201-680-4604).

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are quoted on the NYSE under the symbol "MIL".

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

Our Articles do not restrict a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, vote compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors, and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of an unlimited number of common shares without par value, an unlimited number of class A common shares without par value and an unlimited number of Class A preferred shares without par value. Our Class A preferred shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and designate the rights, privileges, restrictions and conditions attaching to each series.

Holders of our common shares may receive dividends when, as and if declared by the board, subject to the preferential dividend rights of any other classes or series of preferred shares issued and outstanding. In no event may a dividend be declared or paid on the common shares, if payment of the dividend would cause the realizable value of the assets of our company to be less than the aggregate of its liabilities. Holders of our common shares are entitled to one vote per share at any meeting of shareholders of any class of common shares, and, in general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to our company. The common shareholders are entitled, in the event of a distribution of assets of our company on the liquidation, dissolution or winding-up of our company, referred to as a "Liquidation Distribution", to receive, before any Liquidation Distribution is made to the holders of the class A common shares or any other shares of our company ranking junior to the common shares, but after any prior rights of any of our preferred shares, the stated capital with respect to each common share held by them, together with all declared and unpaid dividends (if any and if preferential) thereon, up to the date of such Liquidation Distribution, and thereafter the common shares shall rank pari passu with all other classes of our common shares in connection with the Liquidation Distribution.

The rights and restrictions attaching to our class A common shares are the same as those attaching to our common shares, except that in the event of a Liquidation Distribution, the holders of the class A common shares are entitled to receive such Liquidation Distribution only after any prior rights of the preferred shares and common shares or any other share ranking prior in right to the class A common shares.

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

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents. See the section of this annual report on Form 20-F entitled "Exchange Controls" below for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

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

In July 2012, we entered into the Support Agreement with Compton, pursuant to which we made the Offer for all of the issued and outstanding Compton Shares. Pursuant to the Offer, on September 6, 2012, our indirect wholly-owned subsidiary acquired approximately 93.8% of the outstanding Compton Shares. On September 11, 2012, we completed a compulsory acquisition under the Alberta Business Corporations Act, whereby our indirect wholly-owned subsidiary acquired all the remaining outstanding Compton Shares not already owned by us or our affiliates. For further information, please see the section of this annual report on Form 20-F entitled "Item 4: Information on the Company – A. History and Development of the Company".

D. Exchange Controls

There are presently no governmental laws, decrees or regulations in Canada which restrict the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittances of dividends to shareholders not resident in Canada are subject to withholding tax in Canada. See "Item 10: Additional Information — E. Taxation".

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

Certain transactions relating to our common shares will generally be exempt from the Investment Canada Act, subject to the Minister's prerogative to conduct a national security review, including:

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

E. Taxation

Material Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian Federal income tax consequences applicable to a beneficial holder of our common shares who is a resident of the United States for purposes of the Income Tax Act (Canada) and the Canada-United States Tax Convention (1980), as amended, referred to as the "Treaty", who is not, will not be and will not be deemed to be, a resident of Canada for purposes of the Income Tax Act (Canada) and the treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada, referred to as a "non-resident holder".

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder, referred to as the "Regulations", the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Treaty. This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, referred to as the "Tax Proposals", and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian Federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian Federal income tax consequences described herein.

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

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by our company. The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by our company to a resident of the United States who is the beneficial owner of the dividend, is entitled to all of the benefits of the Treaty and who holds less than 10% of the voting shares of our Company. The 25% rate may be further reduced to 5% where the beneficial owner of the dividends is a corporation resident in the United States who is the beneficial owner of the dividend, is entitled to all of the benefits of the Treaty and who owns at least 10% of the voting shares of our company.

Capital Gains

A non-resident holder will not be subject to tax under the Income Tax Act on any capital gain realized on a disposition of our common shares unless the common shares constitute "taxable Canadian property" as defined in the Income Tax Act to the holder at the time of the disposition and such gain is not otherwise exempt from tax under the Income Tax Act pursuant to the provisions of an applicable income tax convention.

Generally, a common share will not be taxable Canadian property to a non-resident holder at a particular time provided that such share is listed on a "designated stock exchange" (which currently includes the NYSE) as defined in the Income Tax Act unless at any time during the 60-month period immediately preceding the disposition (i) the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our capital stock, and (ii) more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property" as defined in the Income Tax Act, "timber resource property" as defined in the Income Tax Act, and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Income Tax Act, our common shares could be deemed to be taxable Canadian property to a non-resident holder.

Material United States Federal Income Tax Consequences

The following is a discussion of certain United States Federal income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences particular to persons subject to certain special provisions of United States Federal income tax law such as those described below. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Material Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the "Code", Treasury Regulations, published by the Internal Revenue Service, referred to as "IRS", rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with the statements and conclusions herein, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares are urged to consult their own tax advisors with respect to United States Federal, state, local and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a "U.S. Holder" includes: (i) a holder of our common shares who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or any entity which is taxable as a United States corporation for United States tax purposes, (iii) an estate, the income of which is subject to United States Federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This summary does not purport to address all material United States Federal income tax consequences that may be relevant to a U.S. Holder, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our common shares, investors that hold the common shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary does not address shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder (including amounts withheld in respect of Canadian taxes) in respect of the common shares will be subject to United States Federal income taxation as ordinary income to the extent paid out of our current or accumulated earnings and profits, as determined under United States Federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Distributions which are taxable dividends and which meet certain requirements will be "qualified dividend income" and will generally be taxed to U.S. Holders who are individuals at a maximum United States Federal income tax rate of 20% (subject to the "Passive Foreign Investment Company" rules discussed below). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for United States Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder's adjusted tax basis in such shares. Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder's holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to United States Federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification rules and other limitations for U.S. foreign tax credit purposes. Subject to generally applicable limitations under United States Federal income tax law, Canadian withholding tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s United States Federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income). Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and United States sources. Complex rules govern this classification process. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of United States Federal income tax. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

We do not believe that we are currently a passive foreign investment corporation, referred to as a "PFIC". However, since PFIC status depends upon the composition of a corporation's income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse United States Federal income tax consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by a U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder's holding period for the shares. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, would be subject to United States federal income taxation as described above. Certain elections might be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common shares.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s "net investment income" (or undistributed "net investment income" in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Medicare tax.

Information Reporting and Backup Withholding

Under United States Federal income tax law and the Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, certain United States Federal income tax return disclosure obligations (and related penalties) are generally imposed on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisers regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules.

Dividends paid on, and proceeds from the sale or other taxable disposition of, our common shares to a U.S. Holder generally may be subject to United States Federal information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that it is exempt. The amount of any backup withholding collected from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s United States Federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely submitted to the IRS. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents and agreements concerning our company may be inspected at the offices of Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada.

I. Subsidiary Information

For a list of our significant wholly-owned direct and indirect subsidiaries and significant non-wholly-owned subsidiaries, see "Item 4: Information on the Company — C. Organizational Structure".

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

Please refer to Note 39 of our annual consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2012.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2012. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our company's disclosure controls and procedures are effective.

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

As described in this annual report on Form 20-F, in 2012, we acquired 100% of Compton and controlling interests in each of ACCR, Possehl and KCCL. The businesses acquired pursuant to such acquisitions have been excluded from management's report on internal control over financial reporting as there was not sufficient time to complete an assessment of the internal controls of such businesses between the date of the acquisition and the date of management's assessment of internal controls. The combined financial statements of these entities represent 50% of our total assets, 42% of our net assets, 11% of our net revenues and 3% of our net income as of and for the year ended December 31, 2012.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on this evaluation, management concluded that, as of December 31, 2012, our company's internal control over financial reporting was effective.

The effectiveness of our company's internal control over financial reporting as of December 31, 2012 has been audited by our independent registered chartered accountants, Deloitte LLP, who also audited our consolidated financial statements for the year ended December 31, 2012. Deloitte LLP have expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012. Their report is included in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS as required by National Instrument 52-109.

Other than as disclosed above in connection with the 2012 acquisitions, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16: [RESERVED]

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Robert Ian Rigg, a member of our Audit Committee, qualifies as an "audit committee financial expert" and is "independent" as such terms are used in Section 303A.02 of the NYSE Listed Company Manual.

Mr. Rigg is a retired accountant and holds a commerce degree in economics and accounting from the University of Melbourne and was a member of the Institute of Chartered Accountants in Canada. In addition, his past experience includes acting as both a chief financial officer and director of public companies.

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

In addition, our Audit Committee has adopted a written Code of Conduct, which sets out the standards of ethical behaviour required for all employees and officers of our company and our subsidiaries. Our board of directors conducts regular reviews with management for compliance with such policies. The basic principles of the Code of Conduct include: providing customers with the best quality products and services at competitive prices; providing employees with a fair, polite and respectful work environment; keeping company information confidential; keeping client and business partner information confidential; being fair and honest to all parties having business relationships with our company; not doing business with any third parties who are likely to harm our company's reputation; refraining from any form of discrimination or harassment; and being mindful of the interest of the public and the environment. The Code of Conduct emphasizes that all employees of our company, regardless of their position or status, are accountable for complying with all applicable legal requirements, the general provisions stipulated by the Code of Conduct, and our other business policies.

We will provide a copy of the Code of Ethics or the Code of Conduct to any person without charge, upon request. Requests can be sent by mail to: MFC Industrial Ltd., Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees for audit services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2012 and 2011 by Deloitte LLP were C$1,682,000 and C$1,055,000.

Audit Related Fees

For the fiscal years ended December 31, 2012, Deloitte LLP performed assurance or related services relating to the performance of the audit or review of our financial statements which are not reported under the caption "Audit Fees" above, with aggregate fees for such audit related services totalling C$330,000 and C$nil in 2012 and 2011, respectively.

Tax Fees

For each of the fiscal years ended December 31, 2012 and 2011, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte LLP were C$nil.

All Other Fees

For the fiscal years ended December 31, 2012 and 2011, the aggregate fees billed by Deloitte LLP for all other non-audit professional services was C$470,000 and C$nil, respectively, in connection with valuation and other services in connection with our acquisition of Compton.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" were reviewed and approved by the Audit Committee before the respective services were rendered and none of such services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The Audit Committee has considered the nature and amount of the fees billed for the fiscal year ended December 31, 2012 and 2011 by Deloitte LLP and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Deloitte LLP.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced an odd-lot share repurchase program on March 30, 2012, which commenced on April 9, 2012 and expired on July 2, 2012. Pursuant to the program, we offered to buy back common shares from registered and beneficial shareholders who owned 99 or fewer common shares. Pursuant to the program, we repurchased and cancelled a total of 6,028 of our common shares. Shareholders who elected to participate in the repurchase program received an amount equal to the weighted average of the closing prices of our common shares on the NYSE during each of the initial six-week period of the program and the six-week extension thereto for each common share tendered. The following table sets out information respecting purchases made under the program:

	Total Number of Common	Average Price Paid
Period	Shares Purchased	per Common Share
April 9, 2012 to May 21, 2012	4,645	$7.31

May 22, 2012 to July 2, 2012	1,383	$6.87

Total	6,028

Other than pursuant to our odd-lot share repurchase program, during the year ended December 31, 2012, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F: CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G: CORPORATE GOVERNANCE

Shares of our common stock are listed on the NYSE. Summarized below are the significant differences between our corporate governance rules and the corporate governance rules applicable to U.S. domestic issuers under the listing standards of the NYSE:

  Section 303A.03 of the NYSE's Listed Company Manual requires the non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

While our independent directors (all of whom are non-management directors) meet regularly for committee meetings at which they are all present without non-independent directors or management in attendance, they do not generally hold other regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

  Section 303A.08 of the NYSE's Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.

Our current stock option and Incentive Plan have been approved by our shareholders. However, while our Incentive Plan provides that amendments may be submitted for shareholder approval by our board of directors to the extent that it deems it necessary or advisable, our plans do not specifically require shareholder approval of material revisions.

ITEM 16H: MINE SAFETY DISCLOSURE

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 16.1 to this annual report on Form 20-F.

ITEM 17: FINANCIAL STATEMENTS

Not applicable. See "Item 18: Financial Statements".

ITEM 18: FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

1.	Report of Independent Registered Chartered Accountants, Deloitte LLP, dated April 1, 2013 on the consolidated financial statements of our company for the years ended December 31, 2012 and 2011	66
2.	Report of Independent Registered Chartered Accountants, Deloitte LLP, on the effectiveness of internal controls over financial reporting as at December 31, 2012	68
3.	Report of Independent Registered Public Accounting Firm, a member of NEXIA International, Davidson & Company LLP, dated March 31, 2011 on the consolidated statement of operations, comprehensive income, changes in equity and cash flows of our company for the year ended December 31, 2010	70
4.	Consolidated statements of financial position as of December 31, 2012 and 2011	71
5.	Consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010	72
6.	Consolidated statements of comprehensive income for the years ended December 31, 2012, 2011 and 2010	73
7.	Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010	74
8.	Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010	75
9.	Notes to consolidated financial statements as of December 31, 2012	76

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
MFC Industrial Ltd.

We have audited the accompanying consolidated financial statements of MFC Industrial Ltd. and subsidiaries (collectively the "Company"), which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MFC Industrial Ltd. and subsidiaries as at December 31, 2012 and 2011, and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2013,expressed an unqualified opinion on the Company's internal control over financial reporting.

The consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2010, were audited by another auditor who issued an unmodified opinion on March 31, 2011.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

April 1, 2013

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
MFC Industrial Ltd.

We have audited the internal control over financial reporting of MFC Industrial Ltd. and subsidiaries (collectively the "Company") as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Report of Management on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Compton Petroleum Corporation, ACC Resources Co., L.P., Possehl Mexico S.A. de C.V. and Kasese Cobalt Company Limited, which were acquired on September 6, 2012, November 30, 2012, November 30, 2012 and March 16, 2012, respectively, and whose combined financial statements constitute 50% of total assets, 42% of net assets, 11% of net revenues and 3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at Compton Petroleum Corporation, ACC Resources Co., L.P., Possehl Mexico S.A. de C.V. and Kasese Cobalt Company Limited. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the years ended December 31, 2012 and 2011, of the Company and our report dated April 1, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

April 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
MFC Industrial Ltd.

We have audited the accompanying consolidated statement of operations of MFC Industrial Ltd. (the “Company”) and the related statements of comprehensive income and changes in equity, and cash flows for the year ended December 31, 2010. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Chartered Accountants

Vancouver, Canada

March 31, 2011

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(United States Dollars in Thousands)

		December 31,	December 31,
ASSETS	Notes	2012	2011
Current Assets
Cash and cash equivalents		$273,790	$387,052
Short-term cash deposits		182	163
Securities	6	6,658	13,062
Restricted cash	7	889	623
Loan receivable	8	-	19,869
Bills of exchange	9	-	10,545
Trade receivables	9	72,820	21,154
Other receivables	10	18,314	9,144
Inventories	11	142,925	81,223
Real estate held for sale		12,210	12,012
Deposits, prepaid and other	12	27,833	9,344
Assets held for sale	13	128,657	-
Total current assets		684,278	564,191
Non-current Assets
Securities	14	9,637	11,606
Equity method investments	15	22,382	18,726
Investment property	16	34,152	33,585
Property, plant and equipment	17	80,139	3,743
Interests in resource properties	18	383,745	219,582
Hydrocarbon probable reserves	19	99,142	-
Hydrocarbon undeveloped lands	19	48,728	-
Deferred income tax assets	20	18,510	7,524
Other		776	-
Total non-current assets		697,211	294,766
		$1,381,489	$858,957
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	21	$150,396	$114,239
Debt, current portion	22	44,169	26,977
Accounts payables and accrued expenses	23	77,586	42,226
Facility term financing	24	7,390	-
Provisions	25	80	115
Income tax liabilities		2,866	4,453
Deferred sale liabilities	26	26,637	14,958
Liabilities relating to assets held for sale	13	29,806	-
Total current liabilities		338,930	202,968
Long-term Liabilities
Debt, less current portion	22	118,824	20,150
Facility term financing	24	11,328	-
Deferred income tax liabilities	20	3,391	61,045
Decommissioning obligations	27	136,642	-
Accrued pension obligations, net	28	1,228	-
Puttable instrument financial liabilities	29	7,761	-
Deferred sale liabilities	26	-	25,647
Total long-term liabilities		279,174	106,842
Total liabilities		618,104	309,810
Equity
Capital stock	30	382,746	382,289
Treasury stock	30	(68,610)	(68,117)
Contributed surplus		13,037	13,028
Retained earnings		426,184	213,200
Accumulated other comprehensive income		3,840	6,223
Total shareholders' equity		757,197	546,623
Non-controlling interests		6,188	2,524
Total equity		763,385	549,147
		$1,381,489	$858,957

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012, 2011 and 2010
(United States Dollars in Thousands, Except per Share Amounts)

		Notes	2012	2011	2010
	Net sales	5&32	$479,507	$514,797	$84,476
	Equity income	5&32	6,152	5,912	954
	Gross revenues		485,659	520,709	85,430

	Costs and Expenses:
	Costs of sales	32	407,626	435,392	51,362
	Impairment of available-for-sale securities		4,265	12,408	-
	Impairment of interests in resource properties		42,631	-	-
	Selling, general and administrative		47,737	40,378	18,316
	Share-based compensation — selling, general and administrative	31	9	7,219	72
	Finance costs		12,431	7,198	974

			514,699	502,595	70,724

	(Loss) income from operations		(29,040)	18,114	14,706

	Other items:
	Exchange differences on foreign currency transactions		7,108	(933)	(3,608)
	Change in fair value of puttable instrument financial liabilities		(77)	-	-
	Bargain purchase	3	247,004	-	41,058

	Income before income taxes		224,995	17,181	52,156
	Income tax (expense) recovery:
	Income taxes	33	8,528	(1,336)	(231)
	Resource property revenue taxes	33	(5,902)	(4,647)	(6,744)
			2,626	(5,983)	(6,975)
	Income from continuing operations		227,621	11,198	45,181
	Loss from discontinued operations		-	-	(15,449)
	Net income for the year		227,621	11,198	29,732
	Less: Net (income) loss attributable to non-controlling interests		(867)	995	584
	Net income attributable to owners of the parent company		$226,754	$12,193	$30,316

Consisting of:	Continuing operations		$226,754	$12,193	$45,839
Discontinued operations			-	-	(15,523)
			$226,754	$12,193	$30,316

Basic earnings (loss) per share:	Continuing operations		$3.62	$0.19	$1.28
	Discontinued operations		-	-	(0.43)
			$3.62	$0.19	$0.85

Diluted earnings (loss) per share:	Continuing operations		$3.62	$0.19	$1.28
	Discontinued operations		$-	$-	$(0.43)
			$3.62	$0.19	$0.85
	Weighted average number of common shares outstanding
	— basic	34	62,555,438	62,561,421	35,857,873
	— diluted	34	62,555,438	62,561,421	35,858,911

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2012, 2011 and 2010
(United States Dollars in Thousands)

		2012	2011	2010
	Net income for the year	$227,621	$11,198	$29,732
	Other comprehensive income (loss), net of tax
	Exchange differences arising from translating financial statements
	of foreign operations and U.S. dollar reporting	(7,262)	(1,359)	(7,810)
	Reclassification adjustment for exchange differences to
	statements of operations for subsidiaries deconsolidated	(609)	-	3,928
	Net exchange differences	(7,871)	(1,359)	(3,882)
	Fair value gain (loss) on available-for-sale securities	319	(14,615)	10,313
	Reclassification of fair value loss (gain) on available-for-sale
	securities to statements of operations for securities disposed of	4,321	7,860	(8,322)
	Net fair value gain (loss) on available-for-sale securities	4,640	(6,755)	1,991
	Remeasurement of the net defined benefit liabilities	961	-	-
	Other comprehensive loss	(2,270)	(8,114)	(1,891)
	Total comprehensive income for the year	225,351	3,084	27,841
	Comprehensive (income) loss attributable to non-controlling interests	(980)	1,042	912
	Comprehensive income attributable to owners of the parent company	$224,371	$4,126	$28,753
Consisting of:	Continuing operations	$224,371	$4,126	$52,069
	Discontinued operations	-	-	(23,316)
		$224,371	$4,126	$28,753

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2012, 2011 and 2010
(United States Dollars in Thousands)

							Accumulated Other
	Capital Stock		Treasury Stock				Comprehensive Income
					Contributed
					Surplus,		Available-	Defined	Currency		Non-
	Number		Number		Share-based	Retained	for-sale	Benefit	Translation	Shareholders'	controlling	Total
	of Shares	Amount	of Shares	Amount	Compensation	Earnings	Securities	Obligations	Adjustment	Equity	Interests	Equity
Balance at December 31, 2009	35,577,155	$141,604	(5,317,244)	$(83,334)	$7,232	$354,334	$-	$-	$15,853	$435,689	$5,403	$441,092

Net income	-	-	-	-	-	30,316	-	-	-	30,316	(584)	29,732
Dividends paid	-	-	-	-	-	-	-	-	-	-	(1,212)	(1,212)
Cancellation of treasury stock	(2,174,988)	(8,676)	2,174,988	18,459	-	(9,783)	-	-	-	-	-	-
Purchase of shares in a company	41,400	303	-	-	-	-	-	-	-	303	-	303
Purchase of shares in a
subsidiary	-	-	-	-	-	-	-	-	-	-	(12)	(12)
Distribution of shares in a
former subsidiary	-	-	-	-	-	(161,348)	-	-	-	(161,348)	(3,930)	(165,278)
Rights offering	7,571,227	49,549	-	-	-	-	-	-	-	49,549	-	49,549
Acquisition of Mass Financial
Corp.	24,992,122	198,487	(328,239)	(2,626)	-	-	-	-	-	195,861	5,313	201,174
Exercise of stock options	25,000	406	-	-	(80)	-	-	-	-	326	-	326
Share-based compensation	-	-	-	-	(1,377)	-	-	-	-	(1,377)	34	(1,343)
Net change in available-for-sale
securities	-	-	-	-	-	-	1,991	-	-	1,991	-	1,991
Translation adjustment	-	-	-	-	-	-	-	-	(3,554)	(3,554)	(328)	(3,882)
Balance at December 31, 2010	66,031,916	381,673	(3,470,495)	(67,501)	5,775	213,519	1,991	-	12,299	547,756	4,684	552,440

Net income	-	-	-	-	-	12,193	-	-	-	12,193	(995)	11,198
Dividends paid	-	-	-	-	-	(12,512)	-	-	-	(12,512)	(586)	(13,098)
Transfer of an interest in
resource property	-	-	-	-	-	-	-	-	-	-	1,172	1,172
Derecognition of a subsidiary	-	-	-	-	-	-	-	-	-	-	(1,670)	(1,670)
Issuance of preferred shares	616,380	616	(616,380)	(616)	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	7,253	-	-	-	-	7,253	(34)	7,219
Net change in available-for-sale
securities	-	-	-	-	-	-	(6,750)	-	-	(6,750)	(5)	(6,755)
Translation adjustment	-	-	-	-	-	-	-	-	(1,317)	(1,317)	(42)	(1,359)
Balance at December 31, 2011	66,648,296	382,289	(4,086,875)	(68,117)	13,028	213,200	(4,759)	-	10,982	546,623	2,524	549,147

Net income	-	-	-	-	-	226,754	-	-	-	226,754	867	227,621
Cancellation of fractional shares	(3,267)	-	-	-	-	-	-	-	-	-	-	-
Purchase of subsidiaries	-	-	-	-	-	-	-	-	-	-	3,350	3,350
By-back of odd-lot shares	(6,028)	(36)	-	-	-	(8)	-	-	-	(44)	-	(44)
Dividends paid and payable	-	-	-	-	-	(13,762)	-	-	-	(13,762)	(666)	(14,428)
Share-based compensation	-	-	-	-	9	-	-	-	-	9	-	9
Issuance of preferred shares	493,105	493	(493,105)	(493)	-	-	-	-	-	-	-	-
Net fair value gain	-	-	-	-	-	-	4,640	-	-	4,640	-	4,640
Net gain on remeasurements	-	-	-	-	-	-	-	961	-	961	-	961
Net exchange differences	-	-	-	-	-	-	-	-	(7,984)	(7,984)	113	(7,871)
Balance at December 31, 2012	67,132,106	$382,746	(4,579,980)	$(68,610)	$13,037	$426,184	$(119)	$961	$2,998	$757,197	$6,188	$763,385

		Non-
Total Comprehensive	Shareholders'	Controlling
Income (Loss) for the Year	Equity	Interests	Total
2010	28,753	(912)	27,841
2011	4,126	(1,042)	3,084
2012	224,371	980	225,351

	Common Shares		Class A Common Shares*		Preferred Shares*		Total Capital Stock
	Number		Number		Number		Number
Components of Capital Stock	of Shares	Amount	of Shares	Amount	of Shares	Amount	of Shares	Amount
Balance at December 31, 2009	35,577,155	$141,604	-	$-	-	$-	35,577,155	$141,604

Cancellation and re-issuance	(5,317,244)	(21,210)	2,174,988	8,676	3,142,256	12,534	-	-
Cancellation of treasury stock	-	-	(2,174,988)	(8,676)	-	-	(2,174,988)	(8,676)
Purchase of shares in
subsidiaries	41,400	303	-	-	-	-	41,400	303
Rights offering	7,571,227	49,549	-	-	-	-	7,571,227	49,549
Acquisition of Mass Financial
Corp.	24,992,122	198,487	-	-	-	-	24,992,122	198,487
Exercise of stock options	25,000	406	-	-	-	-	25,000	406
Balance at December 31, 2010	62,889,660	$369,139	-	-	3,142,256	12,534	66,031,916	381,673
Issuance of preferred shares	-	-	-	-	616,380	616	616,380	616
Balance at December 31, 2011	62,889,660	$369,139	-	-	3,758,636	13,150	66,648,296	382,289
Cancellation of fractional shares	(3,267)	-	-	-	-	-	(3,267)	-
Buy-back of odd-lot shares	(6,028)	(36)	-	-	-	-	(6,028)	(36)
Issuance of preferred shares	-	-	-	-	493,105	493	493,105	493
Balance at December 31, 2012	62,880,365	$369,103	-	$-	4,251,741	$13,643	67,132,106	$382,746
____________________

*All the Class A Common Shares and Preferred Shares were and are held by the Group as Treasury Stock.

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2012, 2011 and 2010
(United States Dollars in Thousands)

	2012	2011	2010
Cash flows from continuing operating activities:
Income from continuing operations	$227,621	$11,198	$45,181
Adjustments for:
Amortization, depreciation and depletion	20,312	13,204	11,766
Exchange differences on foreign currency transactions	(7,108)	933	3,608
(Gain) loss on short-term securities	(1,162)	6,507	171
(Loss) gain on available-for-sale securities	94	(1,721)	-
Impairment of available-for-sale securities	4,265	12,408	-
Impairment of interests in resource properties	42,631	-	-
Write-down of inventories	15,659	(29)	88
Stock-based compensation (recovery)	9	7,219	72
Deferred income taxes	(12,105)	(2,533)	(1,447)
Equity income	(6,152)	(5,912)	(954)
Market value decrease (increment) on commodity inventories	1,509	4,422	(1,982)
Change in fair value of puttable instrument financial liabilities	77	-	-
Bargain purchase	(247,004)	-	(41,058)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term cash deposits	(16)	(4,148)	-
Short-term securities	7,241	5,263	(395)
Restricted cash	(269)	2,862	723
Bills of exchange	10,545	(10,545)	-
Receivables	(12,899)	(8,261)	4,380
Inventories	(36,479)	(22,816)	(4,403)
Deposits, prepaid and other	(8,936)	10,829	7,334
Assets held for sale	(3,103)	-	-
Short-term bank borrowings	(115,505)	49,836	(4,893)
Accounts payable and accrued expenses	(8,267)	(1,363)	1,016
Deferred sale liabilities	(15,080)	(22,912)	22,739
Income tax liabilities	(2,280)	783	318
Provisions	(36)	(95)	(73)
Decommissioning obligations	44	-	-
Accrued pension obligations	(19)	-	-
Other	2,041	(397)	1,707
Cash flows (used in) provided by continuing operating activities	(144,372)	44,732	43,898
Cash flows from continuing investing activities:
Purchases of property, plant and equipment, net	(2,108)	(1,168)	(1,111)
Purchases of long-term investments	(5,100)	(37,520)	(1,338)
Proceeds from sales of long-term securities	2,616	7,413	13,519
Increase in loan receivables	(81)	(21,821)	(9,715)
Decrease in loan receivables	19,950	7,744	8,000
Distributions from joint ventures, net	7,641	5,072	867
Acquisition of a subsidiary (net of cash acquired)	(78,546)	(95)	213,850
Other	(48)	3,847	114
Cash flows (used in) provided by continuing investing activities	(55,676)	(36,528)	224,186
Cash flows from continuing financing activities:
Debt repayment	(28,259)	(4,309)	(813)
Debt borrowing	133,485	-	-
Reduction in facility term financing	(7,388)	-	-
Issuance of shares	-	-	48,224
Repurchase of shares	(44)	-	-
Dividends paid to shareholders	(13,762)	(12,512)	-
Dividends paid to non-controlling interests	(666)	(586)	(1,212)
Cash flows provided by (used in) continuing financing activities	83,366	(17,407)	46,199
Cash flows used in discontinued operating activities	-	-	(15,671)
Cash flows used in discontinued investing activities	-	-	(286,375)
Cash flows used in discontinued financing activities	-	-	(10,329)
Exchange rate effect on cash and cash equivalents	3,420	(1,442)	(24,762)
Decrease in cash and cash equivalents	(113,262)	(10,645)	(22,854)
Cash and cash equivalents, beginning of year	387,052	397,697	420,551
Cash and cash equivalents, end of year	$273,790	$387,052	$397,697
Cash and cash equivalents at end of year consisted of:
Cash	$208,860	$286,877	$219,109
Money market and highly liquid funds	64,930	100,175	178,588
	$273,790	$387,052	$397,697

Supplemental cash flows disclosure (see Note 37)
Interest received	$7,201	$9,846	$2,277
Dividends received	353	504	466
Interest paid	(8,120)	(6,267)	(463)
Income taxes paid (including resource property revenue taxes)	(10,266)	(7,620)	(9,647)

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies

MFC Industrial Ltd. (“MFC Industrial” or the “Company”) is incorporated under the laws of British Columbia, Canada. MFC Industrial is a global commodities supply chain company.

In November and December 2010, MFC Industrial, through a share exchange, acquired all of the issued and outstanding shares of Mass Financial Corp. ("Mass"). Mass and its subsidiaries (collectively, "Mass Group") are primarily in the commodities and resources business, and merchant banking. The Group consolidated the results of the operations of Mass Group since November 16, 2010.

In September 2012, MFC Industrial, through its Austrian subsidiary, acquired all of the issued and outstanding shares of Compton Petroleum Corporation (“CPC”). CPC and its joint ventures and special-purpose entity (collectively “CPC Group”) are primarily in the hydrocarbon business. The Group consolidated the results of the operations of CPC Group since September 7, 2012.

Until the end of March 2010, MFC Industrial also operated in the industrial plant technology, equipment and service business for the cement and mining industries through its former subsidiary KHD Humboldt Wedag International AG in Germany and its subsidiaries and affiliates (collectively "KID"). MFC Industrial ceased to consolidate KID from March 31, 2010 and completed the spin-off of KID by December 31, 2010 (see Note 4). As a result, the results of operations of KID had been reclassified and presented as discontinued operations.

A. Basis of Presentation

Basis of Accounting

These consolidated financial statements have been prepared in accordance with the English language version of International Financial Reporting Standards (“IFRS”) which include International Accounting Standards (“IAS”) and Interpretations (“IFRIC” and “SIC”) as issued by the International Accounting Standards Board (the "IASB").

These consolidated financial statements were prepared using going concern, accrual (except for cash flow information) and historical cost (except for investment property and certain financial assets and financial liabilities which are measured at fair value) bases.

The presentation currency of these consolidated financial statements is the United States of America (the "U.S.") dollar ($), as rounded to the nearest thousand (except per share amounts and amounts indicated in specific monetary units).

Principles of Consolidation

These consolidated financial statements include the accounts of MFC Industrial and entities it controls (collectively, the "Group"). Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct and indirect ownership of voting rights; currently exercisable or convertible potential voting rights; or by way of contractual agreement. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions, including unrealized profits arising from intragroup transactions, have been eliminated in full. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. On the acquisition date, non-controlling interest is measured at either its fair value or its proportionate share in the recognized amounts of the subsidiary’s identifiable net assets, on a transaction-by-transaction basis. Subsequently, non-controlling interest increases or decreases for its share of changes in equity since the acquisition date.

Interests in special purpose entities - A special purpose entity (“SPE”) is usually created to accomplish a narrow and well-defined objective. The Group consolidates SPEs because the substance of the relationship between the SPEs and the Group indicates that the SPEs are controlled by the Group pursuant to SIC-12, Consolidation – Special Purpose Entities (“SIC-12”).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Interests in joint ventures - A joint venture is a contractual arrangement whereby two or more parties (venturers) undertake an economic activity that is subject to joint control. Joint control exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the venturers.

A jointly controlled entity is a joint venture that involves the establishment of a company, partnership or other entity to engage in economic activity that the group jointly controls with its fellow venturers.

The results, assets and liabilities of a jointly controlled entity are incorporated in these financial statements using the equity method of accounting. Under the equity method, the Group’s investment in a jointly controlled entity is carried in the statement of financial position at cost, plus post-acquisition changes in the Group's share of net assets of the jointly controlled entity, less distributions received and less any impairment in value of the investment. Loans advanced to jointly controlled entities are also included in the investment balance on the consolidated statement of financial position. The consolidated statement of operations reflects the Group's share of the results after tax of the jointly controlled entities.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Group ceases to use the equity method of accounting from the date on which it no longer has joint control or significant influence over the joint venture, or when the interest becomes held for sale.

Interests in jointly controlled assets are included in these consolidated financial statements using the proportionate consolidation method and included in the accounts is the Group’s proportionate share of revenues, expenses, assets and liabilities.

Interests in associates - An associate is an entity over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee, but which is not a subsidiary or a joint venture. The results, assets and liabilities of an associate are incorporated in these financial statements using the equity method of accounting as described above for jointly controlled entities.

The financial statements of MFC Industrial and its subsidiaries, SPEs, joint ventures and associates used in the preparation of the consolidated financial statements are prepared as of the same date, using uniform accounting policies for like transactions and other events in similar circumstances.

Foreign Currency Translation

The presentation currency of the Group's consolidated financial statements is the U.S. dollar. The Group chose to use the U.S. dollar as its presentation currency because the majority of MFC Industrial’s shareholders are from the U.S.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation which are initially in other comprehensive income in the consolidated financial statements and reclassified from equity to profit or loss on disposal of the net investment.

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

The following table sets out exchange rates for the translation of Canadian dollars (CDN$ or C$), Euros (EUR or €) and Chinese yuans (Renminbi or RMB), which represented the major trading currencies of the Group, into U.S. dollars:

	CDN$	EUR	RMB
Closing rate at December 31, 2012	1.0051	1.3186	0.1605
Average rate for the year 2012	1.0004	1.2855	0.1585
Closing rate at December 31, 2011	0.9833	1.2972	0.1589
Average rate for the year 2011	1.0110	1.3918	0.1548
Closing rate at December 31, 2010	1.0054	1.3390	0.1517
Average rate for the year 2010	0.9710	1.3264	0.1477

Use of Estimates and Assumptions and Measurement Uncertainty

The timely preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends, and management's assessment of probable future outcomes of these matters. Actual results could differ from these estimates, and such differences could be material. For critical judgments in applying accounting policies and major sources of estimation uncertainty, see Notes 1C and 1D.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Generally, a financial asset or financial liability at fair value through profit or loss is a financial asset or financial liability that meets either of the following conditions: (a) it is classified as held for trading if it is (i) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; (ii) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or (iii) a derivative, except for a derivative that is a designated and effective hedging instrument; or (b) it is designated by the Group upon initial recognition as at fair value through profit or loss when certain conditions are met. Generally, a financial instrument cannot be reclassified into or out of the fair value through profit or loss category while it is held or issued. Only if a financial asset is no longer held for the purpose of selling it in the near term or in the rare circumstances that a reliable measure of fair value is no longer available, the Group reclassifies the financial asset at its fair value on the date of reclassification.

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or fair value through profit or loss.

Non-derivative financial liabilities, other than puttable instruments, are classified as financial liabilities measured at amortized cost.

When a financial asset or financial liability is recognized initially, the Group measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs related to the acquisition of a financial asset or financial liability at fair value through profit or loss are expensed as incurred. The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification.

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

A gain or loss on a financial asset or financial liability classified as at fair value through profit or loss is recognized in the consolidated statement of operations for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized directly in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in profit or loss for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in the consolidated statement of operations when the financial asset or financial liability is derecognized or impaired, and through the amortization process.

Whenever quoted market prices are available, bid prices are used for the measurement of fair value of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

An entity classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(b)	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

(ii) Cash and Cash Equivalents

Cash and cash equivalents are measured at fair value through profit or loss and include cash on hand, cash at banks and highly liquid investments (e.g. money market funds) readily convertible to a known amount of cash and subject to an insignificant risk of change in value. They have original maturities of three months or less and are generally interest-bearing.

(iii) Restricted Cash

Restricted cash, whose use is restricted pursuant to the terms of a contract or an agreement, is measured at fair value through profit or loss.

(iv) Securities

Securities are classified as at fair value through profit or loss (i.e. held for trading), or short-term or long-term available-for-sale securities.

Publicly-traded securities (debt and equity) which are acquired principally for the purpose of selling in the near term are classified as held for trading. Securities held for trading are marked to their bid prices on the reporting date and unrealized gains and losses are included in the consolidated statement of operations.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

(v) Receivables

Receivables are financial instruments which are not classified as at fair value through profit or loss or available-for-sale. They are classified as loans and receivables and are measured at amortized cost.

Receivables are net of an allowance for credit losses, if any. The Group performs ongoing credit evaluation of customers and adjusts the allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts.

(vi) Allowance for Credit Losses

The Group applies credit risk assessment and valuation methods to its loan, trade and other receivables. The Group's allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management's best estimate of the losses in the Group's receivables and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on behalf of the Group, such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

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

(vii) Derivative Financial Instruments

A derivative is a financial instrument or other contract with all three of the following characteristics: (a) its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; (b) it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (c) it is settled at a future date. A derivative financial instrument is either exchange-traded or negotiated. A derivative is included in the consolidated statement of financial position and is measured at fair value. The recognition and measurement of a derivative financial instrument is covered by IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), which does not apply to contract that is entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity's expected purchase, sale or usage requirements.

The Group uses derivative financial instruments to manage interest rate risk and to hedge exposures to fluctuations in foreign currencies and commodity prices in accordance with its risk management policy. The Group does not use derivative financial instruments for speculative purposes. A description of the Group's objectives, policies and strategies with regard to derivatives and other financial instruments is set out in Note 39.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives and recorded in the statement of financial position at fair value when their risks and characteristics are not closely related to those of the host contract. Changes in the fair value of those embedded derivatives recognized in the statement of financial position are recognized in the consolidated statement of operations as they arise.

Where the Group has both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative financial instruments is reported as an asset or liability, as appropriate.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the consolidated statement of operations as they arise.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

(viii) Hedge Accounting

Hedge accounting is allowed when there is a high degree of correlation between price movements in the derivative instruments and the items designated as being hedged. The Group formally documents all hedges and the risk management objectives at the inception of the hedge. Derivative instruments that have been designated and qualify for hedge accounting are classified as either cash flow or fair value hedges.

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recognized in the consolidated statement of operations together with any changes in the fair values of the hedged items that are attributable to the hedged risk.

Changes in the fair value of the effective portion of derivatives that are designated and qualify as cash flow hedges are recognized in equity through other comprehensive income, while changes in the fair value of the ineffective portion of cash flow hedges are recognized in the consolidated statement of operations. Amounts accumulated in equity are reclassified to the consolidated statement of operations when the underlying transaction occurs or, if the transaction results in a non-financial asset or liability, are included in the initial cost of that asset or liability.

For hedges of net investments, gains and losses resulting from foreign exchange translation of the Group's net investments in foreign operations and the effective portion of the hedging instrument is recorded in other comprehensive income. Amounts included in cumulative translation adjustment are reclassified to net income when realized.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified to the consolidated statement of operations.

(ix) Inventories

Inventories consist of raw materials, work-in-progress, and finished goods. Inventories are recorded at the lower of cost and estimated net realizable value. Cost, where appropriate, includes an allocation of manufacturing overheads incurred in bringing inventories to their present location and condition. Net realizable value represents the estimated selling price less all estimated costs of completion and cost to be incurred in marketing, selling and distribution. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of a reversal of a write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Commodities acquired in commodity broker-trader activities with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin are measured at fair value less costs to sell.

(x) Real Estate Held for Sale

Real estate held for sale is real estate intended for sale in the ordinary course of business or in the process of construction or development for such sale.

Real estate held for sale is accounted for as inventories at the lower of cost (on a specific item basis) and net realizable value. Net realizable value is estimated by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses around the reporting date, or by management estimates based on prevailing market conditions. The amount of any write-down of properties to net realizable value is recognized as an expense in the period the write-down occurs. The amount of a reversal of a write-down arising from an increase in net realizable value is recognized in the period in which the reversal occurs.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

(xi) Investment Property

Investment property is property that is held for generating rental income or for capital appreciation or both, rather than for: (a) use in the production or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business. The Group's investment property comprises freehold land and buildings. Investment property is initially recognized at cost including related transaction costs. After initial recognition, investment property is measured at fair value, with changes in fair value recognized in the Group's profit or loss for the period in which it arises.

The fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm's length transaction. Fair value specifically excludes an estimated price inflated or deflated by special terms or circumstances, special considerations or concessions granted by anyone associated with the sale. The Group determines fair value without any deduction for transaction costs it may incur on sale or other disposal. Fair value on the Group's investment property is based on valuations prepared annually by external evaluators in accordance with guidance issued by the International Valuation Standard Committee and reviewed by the Group in accordance with guidance on fair value in IAS 40, Investment Property.

(xii) Property, Plant and Equipment

Property, plant and equipment are carried at cost, net of accumulated depreciation and, if any, accumulated impairment losses. The initial cost of an item of property, plant and equipment comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any decommissioning obligation, if any, and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. Where an item of property, plant and equipment or part of the item that was separately depreciated is replaced and it is probable that future economic benefits associated with the replacement item will flow to the Group, the cost of the replacement item is capitalized and the carrying amount of the replaced asset is derecognized. All other replacement expenditures are recognized in the consolidated statement of operations when incurred.

The depreciable amounts of the Group’s property, plant, and equipment are depreciated according to the following estimated lives and methods:

	Lives	Method
Buildings (including leasehold improvements)	up to 20 years	straight-line
Processing plant and equipment	5 to 20 years	straight-line
Refineries and power plant	Up to 30 years	straight-line
Office equipment and other	3 to 10 years	straight-line

Inspection costs associated with major maintenance programs are capitalized and amortized over the period to the next inspection. The costs of maintenance turnarounds of facilities are capitalized and amortized over the period to the next scheduled turnaround; generally three years. All other maintenance costs are expensed as incurred.

Depreciation expense is included in either costs of sales or selling, general and administrative expense, whichever is appropriate.

The residual value and the useful life of an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes, if any, are accounted for as a change in an accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The depreciation method applied to an asset is reviewed at least at each financial year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method is changed to reflect the changed pattern. The carrying value of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

The carrying amount of an item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated statement of operations in the period in which the item is derecognized.

(xiii) Exploration and Evaluation Assets

Pre-license costs are recognized in the consolidated statement of operations as incurred.

Exploration and evaluation costs, including the costs of acquiring undeveloped lands and drilling costs are initially capitalized until the drilling of the well is complete and the results have been evaluated. The costs are accumulated in cost centers pending determination of technical feasibility and commercial viability. The technical feasibility and commercial viability is considered to be determinable when proved and/or probable reserves are determined to exist. If proved and/or probable reserves are found, the drilling costs and the costs of associated hydrocarbon undeveloped lands are reclassified to interests in resource properties, or from hydrocarbon undeveloped lands to hydrocarbon probable reserves. The cost of hydrocarbon undeveloped lands that expires or any impairment recognized during a period is charged to the consolidated statement of operations.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units (“CGUs”).

(xiv) Interests in Resource Properties

The Group’s interests in resource properties include iron ore mine and extracting facilities and hydrocarbons development and production assets.

(a) Recognition and measurement

Interests in resource properties are initially measured at cost and subsequently carried at cost less accumulated depletion and, if any, accumulated impairment losses.

The cost of an interest in resource property includes the initial purchase price and directly attributable expenditures to find, develop, construct and complete the asset. This includes reclassifications from exploration and evaluation assets, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells. Any costs directly attributable to bringing the asset to the location and condition necessary to operate as intended by management and result in an identifiable future benefit are also capitalized. This includes the estimate of any decommissioning obligations and, for qualifying assets, capitalized borrowing costs.

(b) Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized costs generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. All other expenditures are recognized in the consolidated statement of operations as incurred. The costs of periodic servicing of the properties are recognized in operating expenses as incurred.

The carrying amount of any replaced or sold component is derecognized.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

(c) Depletion and depreciation

The net carrying value of an interest in a resource property is depleted using the unit of production method by reference to the ratio of production in the period to the related reserves.

For interests in hydrocarbon properties, depletion is computed based on proved producing reserves, taking into account estimated future development costs necessary to bring those reserves into production and the estimated salvage value of the asset at the end of its useful life. Future development costs are estimated taking into account the level of development required to continue to produce the reserves. Reserves for hydrocarbon properties are estimated annually by independent qualified reserve evaluators, and represent the estimated quantities of natural gas, natural gas liquids and crude oil which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible. For depletion purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

For interests in iron ore and extracting facilities, depletion is computed based on proved and probable reserves. The estimate of the reserves of the iron ore is reviewed whenever significant new information about the reserve is available, or at least at each financial year-end.

(xv) Intangible Assets

Intangible assets are carried at cost, net of accumulated depreciation and, if any, accumulated impairment losses. An intangible asset acquired as part of a business combination is measured at fair value at the date of acquisition and is recognized separately from goodwill if the asset is separable or arises from contractual or other legal rights. Intangible assets with a finite life are amortized on a straight-line basis over their expected useful lives. The expected useful lives of assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

(xvi) Farm-out Arrangements

The Corporation does not adjust the recognized cost of exploratory property interests, excluding cash consideration received, for which farm-out agreements have been made. No exploration costs incurred by the farmee are recorded.

(xvii) Impairment of Non-financial Assets

The Group reviews the carrying values of its non-financial assets, other than exploration and evaluation assets, at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Exploration and evaluation assets are assessed for impairment when they are reclassified to interests in resource properties and also if facts and circumstances suggest that the carrying value exceeds the recoverable amount.

The recoverable amount is the higher of an asset’s fair value less any costs to sell or value-in-use. Where an individual asset does not generate separately identifiable cash flows, an impairment test is performed at the CGU level which is the smallest grouping of assets that generate independent, identifiable cash inflows. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by external valuation metrics or other available fair value indicators wherever possible.

In assessing the carrying values of the Group’s unproved properties, management takes into account future plans for those properties, the remaining terms of the leases and any other factors that may be indicators of potential impairment.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

For assets other than goodwill, an assessment is made each reporting date as to whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, an estimate of the asset’s recoverable amount is reviewed. A previously recognized impairment loss is reversed to the extent that the events or circumstances that triggered the original impairment have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, depletion and amortization had no impairment loss been recognized for the asset in prior periods.

A reversal of an impairment loss for a CGU is allocated to the assets of the CGU, except goodwill, pro-rata with the carrying amounts of those assets. An impairment loss recognized for goodwill is not reversed in a subsequent period.

(xviii) Assets Held for Sale

Non-current assets or disposal groups are classified as held for sale when their carrying amount will principally be recovered through a sales transaction rather than through continued use and a sales transaction is highly probable.

Assets held for sale are recorded at the lower of carrying value and fair value less cost to sell and classified as current assets.

(xix) Leases

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are expensed in net earnings on a straight line-basis over the term of the lease.

(xx) Sale and Repurchase Arrangements

The Group enters into sale and repurchase agreements with other commodity broker-traders pursuant to which the Group sells an agreed quantity of commodities at agreed prices and undertakes to buy back the same quantity of the same commodities at the same agreed prices in future periods. These sale and repurchase transactions are accounted for as financing arrangements. The sale and repurchase agreements are non-interest-bearing. Cash received is discounted at the market-interest rate and presented as deferred sale liabilities in the consolidated statement of financial position. Deferred sale liabilities are accreted with the accretion included in the consolidated statement of operation. When the transaction is unwound in the normal course of business, cash is paid back to the counterparty, with a debit to the deferred sale liabilities.

(xxi) Defined Benefit Pension Plan

The Group recognizes a net defined benefit liability, which represents the deficit of a defined benefit pension plan and is calculated by deducting the fair value of plan assets from the present value of the defined benefit obligations, in the consolidated statement of financial position. When the Group has a surplus in a defined benefit plan, it measures the net defined benefit asset at the lower of (a) the surplus in the defined benefit plan; and (b) the asset ceiling. The Group accounts not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the Group’s informal practices.

The Group uses the projected unit credit method to determine the present value of its defined benefit obligations and the related current service cost and, where applicable, past service cost. Actuarial assumptions are unbiased and mutually compatible and comprise demographic and financial assumptions.

Past service cost, which is the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment, is recognized as an expense at the earlier of when the amendment/curtailment occurs or when the Group recognizes related restructuring or termination costs. The gain or loss on a settlement, which is the difference between the present value of the defined benefit obligation being settled and the settlement price, is recognized when the settlement occurs.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Current service cost and net interest on the net defined benefit liability (asset) are recognized in the consolidated statement of operations.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) and any change in the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized in other comprehensive income and are not be reclassified to profit or loss in a subsequent period.

(xxii) Provisions and Contingencies

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at management's best estimate of the expenditure required to settle the obligation at the reporting date. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Group. Contingent liabilities, other than those assumed in connection with business combinations which are measured at fair value at the acquisition date, are not recognized in the consolidated financial statements but are disclosed unless the possibility of an outflow of economic resources is considered remote. Legal costs in connection with a loss contingency are recognized when incurred.

(xxiii) Decommissioning Obligations

The Group provides for decommissioning, restoration and similar liabilities (collectively, decommissioning obligations, or asset retirement obligations) on its resource properties, facilities, production platforms, pipelines and other facilities based on estimates established by current legislation and industry practices. The decommissioning obligation is initially measured at fair value and capitalized to interest in resource property or property, plant and equipment as an asset retirement cost. The liability is estimated by discounting expected future cash flows required to settle the liability using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated future asset retirement costs may be adjusted for risks such as project, physical, regulatory and timing. The estimates are reviewed periodically. Changes in the provision as a result of changes in the estimated future costs or discount rates are added to or deducted from the asset retirement cost in the period of the change. The liability accretes for the effect of time value of money until it is settled. The asset retirement cost is amortized through depreciation, depletion and amortization over the life of the related asset. Actual asset retirement expenditures are recorded against the obligation when incurred. Any difference between the accrued liability and the actual expenditures incurred is recorded as a gain or loss in the settlement period.

(xxiv) Puttable Instrument Financial Liabilities

A puttable instrument financial liability represents a contractual obligation for the issuer to repurchase or redeem that instrument for cash or another financial asset on exercise of the put. Puttable instrument held by non-controlling parties in a subsidiary is classified as financial liability, which is recognized at an amount equal to the present value of the amount that could be required to be paid to the counterparties. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the amount that the acquirer could be required to pay are recognized in the consolidated statement of operations.

The financial liability is reclassified to equity when all the features of and conditions for equity are met. At such time, equity is measured at the carrying value of the financial liability at the date of reclassification.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

(xxv) Own Equity Instruments

The Group's holdings of its own equity instruments, including common stock and preferred stock, are classified as "treasury stock", and are deducted from shareholders' equity at cost and in the determination of the number of equity shares outstanding. No gain or loss is recognized in the consolidated statement of operations on the purchase, sale, re-issue or cancellation of the Group’s own equity instruments.

(xxvi) Revenue Recognition

Revenues include proceeds from sales of commodities and resources, real estate properties, medical instruments and supplies, fees from provisions of financial and other services, rental income from and fair value gains on investment property, royalty income and net gains on securities.

Revenue from the sale of goods is recognized when: (a) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods (which generally coincides with the time when the goods are delivered to customers and title has passed); (b) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Group; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably. For sales of hydrocarbon products, revenue is generally recognized at the time hydrocarbon products enter the trading hub or are at the plant gate, depending on the contractual arrangements.

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

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods provided in the normal course of business, net of discounts, customs duties, sales taxes and royalty obligations to governments and other mineral interest owners. When the Group charges shipping and handling fees to customers, such fees are included in sales revenue. Where the Group acts as an agent on behalf of a third party to procure or market goods, any associated fee income is recognized but no purchase or sale is recorded.

For interest, royalty and dividend income, recognition is warranted when it is probable that economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is recognized on a time proportion basis, taking into account the effective yield on the underlying asset. Royalty income is recognized on an accrual basis, in accordance with the terms of the underlying agreement and is reported net of royalties paid and government levies. Dividend income is recognized when the Group's right as a shareholder to receive payment has been established.

(xxvii) Costs of Sales

Costs of sales include the cost of goods (commodities and resources, real estate properties, medical instruments and supplies) sold. The cost of goods sold includes both the direct cost of materials and indirect costs, freight charges, purchasing and receiving costs, inspection costs, distribution costs, overriding and other royalties, freehold mineral taxes as well as provision for warranty when applicable.

Costs of sales also include the write-downs of inventories and available-for-sale securities, credit losses on loans and receivables, fair value gain and loss on investment property and net losses on securities.

The reversal of write-downs of inventories and allowance for credit losses reduce the costs of sales.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

(xxviii) Employee Benefits

Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group. The employee benefits are included in either costs of sales or selling, general and administrative expense, as applicable.

(xxix) Share-Based Compensation

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using an appropriate valuation model. No expense is recognized for awards that do not ultimately vest. At each reporting date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's best estimate of the achievement or otherwise of non-market conditions and the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous reporting date is recognized in the consolidated statement of operations, with a corresponding amount in equity.

When the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the original vesting period. In addition, an expense is recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative. When an equity-settled award is cancelled other than by forfeiture when the vesting conditions are not satisfied, it is treated as if it had vested on the date of cancellation and any cost not yet recognized in the consolidated statement of operations for the award is expensed immediately.

Share-based compensation expenses are classified as selling, general and administrative expenses. When stock options are exercised, the exercise price proceeds together with the amount initially recorded in the contributed surplus account are credited to capital stock.

(xxx) Finance Costs

Finance costs comprise interest expense on borrowings, accretion of the discount on provisions and liabilities and charges and fees relating to factoring transactions.

Finance costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other finance costs are recognized in the consolidated statement of operations in the period in which they are incurred.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

(xxxi) Income Taxes

Tax expense (tax recovery) comprises current tax expense (current tax recovery) and deferred tax expense (deferred tax recovery) and includes all domestic and foreign taxes which are based on taxable profits. The tax currently payable is based on the taxable profits for the period. Taxable profit differs from net income before income taxes as reported in the consolidated statement of operations because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences:

-	except where the deferred income tax liability arises on goodwill that is not tax deductible or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

-	in respect of taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized:

-	except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

-	in respect of deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future.

On the reporting date, management reviews the Group's deferred income tax assets to determine whether it is probable that the benefits associated with these assets will be realized. The Group also reassesses unrecognized deferred income tax assets. This review and assessment involve evaluating both positive and negative evidence. The Group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in the consolidated statement of operations.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities, and when they relate to income tax levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

The Group includes interest charges and penalties on current tax liabilities as a component of interest expense.

(xxxii) Earnings Per Share

Basic earnings per share is determined by dividing net income attributable to common shares of the parent company by the weighted average number of common shares outstanding during the period, net of treasury stock.

Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options. For the purpose of calculating diluted earnings per share, the Group assumes the exercise of its dilutive options with the assumed proceeds from these instruments regarded as having been received from the issue of common shares at the average market price of common shares during the period. The difference between the number of common shares issued and the number of common shares that would have been issued at the average market price of common shares during the period is treated as an issue of common shares for no consideration and added to the weighted average number of common shares outstanding. The amount of the dilution is the average market price of common shares during the period minus the issue price and the issue price includes the fair value of services to be supplied to the Group in the future under the share-based payment arrangement.

When share-based payments are granted during the period, the shares issuable are weighted to reflect the portion of the period during which the payments are outstanding. The shares issuable are also weighted to reflect forfeitures occurring during the period. When stock options are exercised during the period, shares issuable are weighted to reflect the portion of the period prior to the exercise date and actual shares issued are included in the weighted average number of shares outstanding from the exercise date.

(xxxiii) Business Combinations

The Group adopted IFRS 3, Business Combinations, and accounts for each business combination by applying the acquisition method. Pursuant to the acquisition method, the Group, when a business combination occurs, identifies the acquirer (which obtains control of the acquiree), determines the acquisition date (on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree), recognize and measures the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognize and measure goodwill or a gain from a bargain purchase (i.e. negative goodwill). The identifiable assets acquired and the liabilities assumed are measured at their acquisition-date fair values. Non-controlling interest is measured at either its fair value or its proportionate share in the recognized amounts of the subsidiary’s identifiable net assets, on a transaction-by-transaction basis.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. The Group accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities (see Significant Accounting Policy Item (xxx) above).

C. Critical Judgments in Applying Accounting Polices

In the process of applying the Group's accounting policies, management makes various judgments, apart from those involving estimations under Note 1(D) below, that can significantly affect the amounts it recognizes in the consolidated financial statements. The following are the critical judgments that management has made in the process of applying the Group’s accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:

(i) Reserve Estimates

Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, commodity prices, exchange rates, remediation costs, timing and amount of future development costs, and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying values of the Group’s interest in resource properties and/or property, plant and equipment, the calculation of depletion and depreciation, the provision for decommissioning obligations, and the recognition of deferred tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from the Group’s hydrocarbon interests are independently evaluated by reserve engineers at least annually.

The Group’s hydrocarbon reserves represent the estimated quantities of petroleum, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be economically recoverable in future years from known reservoirs and which are considered commercially producible. Such reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon (a) a reasonable assessment of the future economics of such production; (b) a reasonable expectation that there is a market for all or substantially all the expected hydrocarbon production; and (c) evidence that the necessary production, transmission and transportation facilities are available or can be made available. Reserves may only be considered proven and probable if producibility is supported by either production or conclusive formation tests.

(ii) Identification of Cash-generating Units

The Group’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, commodity type and similar exposures to market risks. By their nature, these estimates and assumptions are subject to measurement uncertainty, which may impact the carrying values of the Group’s assets in future periods.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

(iii) Special-purpose Entities

The Group consolidates an SPE when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group, even in cases where the Group owns one half or less of the voting power of the SPE. In assessing whether the investee entity meets the definition of an SPE pursuant to SIC-12, the Group reviews and examines all relevant circumstances, including activities of, decision-making powers over, benefits of and residual or ownership risks relating to the SPE.

(iv) Investment Property

Investment property is property (land or a building - or part of a building - or both) held to earn rental income or for capital appreciation or both, rather than for: (a) use in the production or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business. Judgment is needed to determine whether a property qualifies as investment property although the Group has developed criteria so that it can exercise that judgment consistently in accordance with the definition of investment property pursuant to IAS 40.

(v) Deferred Sale Liabilities

The Group entered into sale and repurchase agreements with other commodity broker-traders pursuant to which the Group sold an agreed quantity of commodities at agreed prices and undertakes to buy back the same quantity of the same commodities at the same agreed prices in future periods. Judgment is made as to whether, in substance, they are financing arrangements and therefore do not give rise to revenue.

(vi) Purchase Price Allocations

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires the Group to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individual identifiable assets and liabilities, including the fair value of long-lived assets and the amount of goodwill or bargain purchase calculated. As a result, the purchase price allocation impacts the Group’s reported assets and liabilities and future net earnings due to the impact on future depreciation, depletion and amortization expense and impairment tests.

D. Major Sources of Estimation Uncertainty

The timely preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses.

The major assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. These items require management's most difficult, subjective or complex judgments. Actual results may differ materially from these estimates.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

(i) Recoverable Value of Receivables

The Group had recognized receivables (including trade and other receivables) aggregating $91,134 at December 31, 2012. The recoverability of receivables is regularly reviewed and specific provisions are recognized for balances considered to be irrecoverable. The irrecoverable amounts are estimated based on reviewing the macro-economic environment and available micro-economic information specific to each receivable.

(ii) Provision for Inventories

The Group had recorded inventories of $142,925 at December 31, 2012. The provision for inventories is regularly reviewed and general and specific provisions are recognized for balances considered to be irrecoverable. The irrecoverable amounts are estimated based on reviews of the macro-economic environment and available micro-economic information specific to the product categories.

(iii) Impairment of Equity Method Investments

The Group had investments in joint ventures accounted for by the equity method aggregating $22,382 at December 31, 2012. Investments in joint ventures are reviewed for impairment at the reporting date. Determining whether an investment balance is impaired requires an estimation of the value in use of the joint venture. The value in use calculation requires an estimate to be made of the timing and amount of future cash flows expected to arise from the joint venture and the application of a suitable discount rate in order to calculate the present value.

(iv) Impairment of Exploration and Evaluation Assets

The Group had recorded exploration and evaluation assets of $147,870 at December 31, 2012. Exploration and evaluation assets are assessed for impairment by comparing their carrying amounts to their recoverable amounts. The estimation of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

(v) Impairment of Other Non-financial Assets

The Group had property, plant and equipment and interests in resource properties aggregating $498,036 at December 31, 2012. Impairment of the Group’s non-financial assets is evaluated at the cash-generating unit (“CGU”) level. In testing for impairment, the recoverable amounts of the Company’s CGUs are determined based on the greater of the value-in-use and fair value less costs to sell. In the absence of quoted market prices, the recoverable amount is based on estimates of reserves, production rates, future oil and natural gas prices, future costs, discount rates and other relevant assumptions.

(vi) Taxation

The Group is subject to tax in a number of jurisdictions and judgment is required in determining the worldwide provision for income taxes. Deferred income taxes are recognized for temporary differences using the liability method, with deferred tax liabilities generally being provided for in full (except for taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future) and deferred tax assets being recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

The Group companies’ income tax filings are subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group’s tax liability. In addition, the companies have filed appeals and have disputed certain issues. While the results of these items cannot be ascertained at this time, the Group believes that the Group has an adequate provision for income taxes based on available information.

The Group recognized deferred income tax assets of $18,510 at December 31, 2012. In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or before the tax loss carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

The Group provides for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on management's assessment of exposures. The Group did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The Group may change its investment decision in its normal course of business, thus resulting in additional tax liability.

(vii) Decommissioning Obligations

The Group had recorded long-term decommissioning obligations of $136,642 at December 31, 2012. The Group estimates the decommissioning obligations for its resource properties and facilities. In most instances, dismantling of assets and remediation occurs many years into the future. The value of the ultimate decommissioning obligation can fluctuate in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, and changes to the risk-free discount rate.

The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation.

(viii) Puttable Instrument

The Group recorded puttable instrument financial liabilities of $7,761 at December 31, 2012. The Group estimates the puttable instrument financial liabilities using discounted cash flows model ("DCF"), taking into consideration discount rates, profit forecast for the future periods and expected times of the exercise of the options. One of the put agreements become exercisable upon occurrence of one of the triggering events which include death, permanent disability, retirement or termination without cause of the holder or a corporate event (as defined) affecting the acquired entity. The ultimate value of the puttable instrument financial liabilities will fluctuate.

(vix) Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the Group does not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, an accrual or a provision is recognized in the financial statements of the period in which the change in probability occurs.

E. Recent Accounting Standards and Amendments not yet Adopted

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits, which brings in various changes relating to the recognition and measurement of termination benefits and postemployment defined benefit expense, and to the disclosures for all employee benefits. The amended IAS 19 is effective for annual periods beginning on or after January 1, 2013. The Group early adopted this new standard with effect in the current year ending December 31, 2012, in connection with the acquisition of CPC. The Group did not have a defined benefit plan in 2011 or 2010.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

The following amendments were issued by the IASB and are mandatory for the Group's accounting year 2012 and do not have significant effects on the Group's financial statements:

Amendments, set out in Deferred Tax: Recovery of Underlying Assets, were issued to amend IAS 12, Income Taxes (“IAS 12”). IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, Investment Property.

The amendments provide a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale.

Amendments, set out in Disclosures — Transfers of Financial Assets, were issued to amend IFRS 7, Financial Instruments, so as to enhance the disclosure requirements for transfers of financial assets that result in derecognition. These amendments respond, in part, to the recent financial crisis. Entities will be required to provide more extensive quantitative and qualitative disclosures about: (i) risk exposures relating to transfers of financial assets that are: (a) not derecognized in their entirety; or (b) derecognized in their entirety, but with which the entity continues to have some continuing involvement; and (ii) the effect of those risks on an entity's financial position.

The following new accounting standards and amendments are expected to have significant effects on the Group's accounting policies, financial position and/or financial statement presentation for periods after 2012:

IFRS 9, Financial Instruments (“IFRS 9”), replaces IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in other comprehensive income, rather than in the profit or loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In December 2011, the IASB issued amendments to IFRS 9 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The deferral will make it possible for all phases of the project to have the same mandatory effective date. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. Early application of IFRS 9 is still permitted. We are currently evaluating the impacts that IFRS 9 will have on the Group's consolidated financial statements.

IFRS 10, Consolidated Financial Statements (“IFRS 10”), establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and SIC-12, and is effective for annual periods beginning on January 1, 2013.

IFRS 11, Joint Arrangements (“IFRS 11”), establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e. joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on January 1, 2013.

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on January 1, 2013.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

IAS 27, Separate Financial Statements (“IAS 27”), has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The amendments to the IAS 27 and IAS 28 are effective for annual periods beginning on January 1, 2013.

Management does not expect that the Group's consolidated entities, associates and joint ventures will be significantly affected when IFRS 10, 11, 12 and amendments to IAS 27 and 28 become effective, though the new standards and amendments will have impact on the Group's financial statement presentation.

IFRS 13, Fair Value Measurement (“IFRS 13”), (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements. IFRS 13 is to be applied for annual periods beginning on January 1, 2013. The new standard will have impact on the Group's financial statement presentation.

Amendments, set out in Presentation of Items of Other Comprehensive Income¸ were issued to amend IAS 1, Presentation of Financial Statements. The amendments require the grouping of items of other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on January 1, 2013 with full retrospective application. The amendments will have impact on the Group's financial statement presentation.

Note 2. Capital Disclosure on the Group's Objectives, Policies and Processes for Managing Its Capital Structure

The Group's objectives when managing capital are: (i) to safeguard the entity's ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders, (ii) to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk, and (iii) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk.

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

Consistently with others in the industry, the Group monitors capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of shareholders’ equity and some forms of subordinated debt, if any. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity. The computations are based on continuing operations.

	2012	2011
Total debt (excluding MPP term financing)	$162,993	$47,127
Less: cash and cash equivalents	(273,790)	(387,052)
Net debt (net cash and cash equivalents)	$(110,797)	$(339,925)
Shareholders' equity	$757,197	$546,623
Debt-to-adjusted capital ratio	Not applicable	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges nor were there any subordinated debt instruments as at December 31, 2012 and 2011. The debt-to-adjusted capital ratio in 2012 and 2011 were not applicable since the Group had a net cash and cash equivalents balance.

	2012	2011
Long-term debt (excluding MPP term financing)	$118,824	$20,150
Shareholders' equity	$757,197	$546,623
Long-term debt-to-equity ratio	0.16	0.04

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 2.	Capital Disclosure on the Group's Objectives, Policies and Processes for Managing Its Capital Structure (continued)

During 2012, the Group's strategy, which was unchanged from 2011, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. The Group had a net cash and cash equivalent balance after deduction of the total debt. The Group's long-term debt-to-equity ratio was 0.16 and 0.04 as at December 31, 2012 and 2011, respectively. The increase in the debt-to-equity ratio in 2012 reflects the Group’s objectives of long-term business growth and development.

Note 3. Acquisitions of Consolidated Entities

Year 2012

CPC

On September 6, 2012, the Company completed the take-over bid (the "Offer") for all of the issued and outstanding common shares of CPC (the "CPC Shares") for cash consideration of C$1.25 per CPC Share. The Offer was made pursuant to a support agreement between CPC and the Company dated July 6, 2012. Pursuant to the Offer, on September 6, 2012, the Company, through its indirect wholly-owned subsidiary, acquired approximately 93.8% of the outstanding CPC Shares. On September 11, 2012, the Company completed a compulsory acquisition under the Alberta Business Corporations Act, whereby its indirect wholly-owned subsidiary acquired all the remaining outstanding CPC Shares not already owned by the Group. As a result of such compulsory acquisition, the indirect wholly-owned subsidiary acquired 100% ownership of CPC.

In connection with the Support Agreement, on July 16, 2012, the indirect wholly-owned subsidiary acquired 6,548,498 special warrants (the "Warrants") in the capital of CPC, at a price of C$1.25 per Warrant. On September 6, 2012, as a result of the conversion of the Warrants, the indirect wholly-owned subsidiary, acquired an additional 6,548,498 CPC Shares. No additional consideration was paid in connection with the conversion of the Warrants.

The consideration paid by the Group for the CPC Shares under the Offer and compulsory acquisition was approximately $33,535 (C$32,948) in cash.

CPC is actively engaged in the exploration, development and production of hydrocarbons in western Canada. The acquisition is to enhance the investment and strategic growth objectives of the Group’s global commodity supply chain business. As a result, CPC’s financial position and results are included in the Group’s commodities and resources segment. The acquisition was accounted for as a business combination pursuant to IFRS 3. The aggregated cost of the acquisition totaled $41,866, comprising $33,535 paid in cash to the former holders of CPC Shares and $8,331 (C$8,185) paid for the Warrants.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 3. Acquisitions of Consolidated Entities (continued)

The fair values of the identifiable assets acquired and the liabilities assumed at their acquisition-date are listed below.

$
Receivables	16,035
Hydrocarbon probable resources and undeveloped lands	150,564
Property, plant and equipment	49,552
Interests in resource properties	223,057
Assets held for sale	117,062
Deferred tax assets	57,137
Other assets	5,089
618,496
Short-term bank borrowings	(115,061)
MPP term financing	(26,383)
Accounts payables and accrued expenses	(30,583)
Decommissioning obligations	(138,369)
Deferred income tax liabilities	(3,772)
Accrued pension obligations, net	(2,227)
Liabilities relating to assets held for sale	(15,590)
Net assets acquired	286,511
Total consideration paid	41,866
Bargain purchase	$244,645

CPC was a publicly traded company prior to the Group’s acquisition. As a result of the price of natural gas and high operating expenses, the market capitalization of CPC had been much smaller than its net assets at the time of acquisition. The Group acquired the CPC Shares at their market price. As a result, the Group recognized $244,645 in bargain purchase gain in the consolidated statement of operations which is non-taxable.

The Group measured 100,000 CPC Shares held by the Group prior to the acquisition at fair value of $125 at the time of acquisition, thus recognizing a loss of $358 which was included in the net losses on available-for-sale securities under gross revenue in the consolidated statement of operations.

There were neither intangible assets other than goodwill acquired nor contingent consideration arrangements.

With respect to acquired receivables, the fair value of the receivables, the gross contractual amounts receivables and the best estimate of the contractual cash flows not expected to be collected on the acquisition date were $16,035, $16,547 and $512, respectively.

The amount of acquisition-related costs was $1,497 which was included in selling, general and administrative expenses in the consolidated statement of operations.

As a result of the completion of the Offer and related transactions, the Group consolidated CPC's operations since September 7, 2012. The amount of revenue and net income of CPC since the acquisition date included in the consolidated statement of operations for the reporting period of 2012 were $30,402 and $1,916, respectively.

The amount of revenue and net loss of the Group for the current reporting period as though the acquisition date for the combination of CPC had been as of the beginning of the 2012 annual reporting period of 2012 would be $552,278 and $51,669, respectively. These amounts were computed based on the historical unaudited accounting records of CPC and were not adjusted for the non-conformity of the accounting policies of the two entities (if any), non-recurring transactions incurred by CPC during the period prior to the acquisition and post-combination arrangements initiated by the Group to streamline CPC’s operations and administration, except that the pro forma net loss did not include any impairment loss on CPC’s non-financial assets as different assumptions would and could have been made. These amounts are not indicative of the results that actually would have occurred if the acquisition had been completed as of the beginning of 2012. The bargain purchase amount was excluded from the pro forma net loss.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 3. Acquisitions of Consolidated Entities (continued)

Immaterial business combinations

On March 16, 2012, a subsidiary of MFC Industrial (the "Purchaser") purchased a 75% equity interest and a shareholder loan interest in a corporation, for a total purchase price of $28,000 which was paid on March 19, 2012. The corporation has a mineral refinery plant and power plant. The acquisition of the 75% equity and the shareholder loan interests together effectively transferred a 100% economic interest in the corporation to the Purchaser.

This acquisition was not considered as a material business combination. There were no identifiable intangible assets or goodwill acquired. Bargain purchase gain of $2,359 was recognized. Non-controlling interest in the corporation was measured at its fair value on the acquisition date, which was $nil. The amount of acquisition-related costs was nominal.

In November 2012, MFC Industrial, through its Austrian subsidiary, acquired a controlling interest in Park Ridge, NJ-based ACC Resources Co., L.P. (“ACCR”) and Mexico City-based Possehl Mexico S.A. de C.V. (“Possehl”). Both Possehl and ACCR are fully integrated commodity supply chain companies, specializing in industrial raw materials, chemicals and various other products. The acquisition of these companies expands the Group’s existing global supply chain network, reaching further into the North and Latin American markets, as well as the Chinese activities. The Group consolidated the results of the operations of ACCR group and Possehl group since December 1, 2012.

The combined acquisition price for 80% of ACCR and 60% of Possehl was $23,232 in cash which was determined based on the net tangible asset value of the entities as of July 31, 2012, of which $14,718 was paid in 2012, $6,201 was paid in January 2013 and the remainder of $2,313 is payable in November 2013. The purchase price is subject to adjustment based on pending valuations of real property and occurrence of certain adjustment events (as defined). At the time of the approval of these consolidated financial statements, the fair value of certain real property is provisional as no final binding appraisal value has been accepted by the parties. In addition, there are call and put options which allow the Group to acquire up to all of the remaining shares of ACCR, its affiliate and Possehl, based on the same the net tangible asset value price formula. The vendors undertake to compensate for any loss or reduction in value of the purchased interest.

This acquisition was not considered as a material business combination. Non-controlling interests in the entities were $3,350 at the time of acquisition. As the non-controlling interests are subject to put options, they are classified as puttable instrument financial liabilities (see Note 29). The fair value of the puttable instrument financial liabilities is provisional pending upon the approval and acceptance of the final valuation of real property. The amount of acquisition-related costs was $752. Intangible assets totaling $1,073 relating to order backlog were identified and were included in deposits, prepaid and other under current assets due to their short-term nature.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 3. Acquisitions of Consolidated Entities (continued)

Year 2010

On September 27, 2010, MFC Industrial announced that it entered into an agreement with Mass for MFC Industrial to acquire all of the issued and outstanding common shares of Mass by way of a take-over bid (the "Offer"). The Offer was one common share of MFC Industrial for each common share of Mass. The Offer was based upon the adjusted book value of each company on a diluted basis and valued MFC Industrial's common shares at $8.91 per share.

Mass's business encompasses a broad spectrum of activities related to the integrated combination of commodities and resources and merchant banking, which include trading, commercial trade, proprietary investing and financial services. The board of directors of MFC Industrial considered a number of factors, including, among other things, strategic growth through acquisition, adjusted book value valuation, increased scope, complementary businesses, management team, fairness opinion, meaningful cost savings and other synergies and facilitated the Mass acquisition. MFC Industrial received authorization from the New York Stock Exchange in October 2010 to list the shares to be issued pursuant to the Offer and over 99% of its shareholders voting at its special meeting on October 29, 2010 approved the same.

The Offer was completed and closed on November 15, 2010 and 23,317,912 common shares of Mass were submitted for exchange. As a result, 23,317,912 MFC Industrial common shares were issued. In December 2010, MFC Industrial acquired the common shares held by the non-controlling interests of Mass by mandatory acquisition by issuing 1,674,210 MFC Industrial common shares. The aggregate fair value of shares issued was $200,139, before deducting the costs of issuing shares totaling $1,652.

Prior to the acquisition date, the Group held approximately a 4.6% equity interest in Mass with a fair value of $9,388 on the acquisition date. The Group recognized a loss of $1,806 which was included in net gains on securities in the consolidated statement of operations.

The Offer was a part of a multi-step transaction, which included the subsequent merger of Mass and a subsidiary of MFC Industrial, designed to effect a combination.

The acquisition was accounted for as a business combination. The aggregated cost of the acquisition totaled $209,527. The preliminary fair values of the assets acquired and liabilities assumed at the acquisition date were allocated as follows:

Cash	$213,850
Receivables, net	23,040
Other current assets	131,371
Property, plant and equipment	3,840
Interests in resource properties	51,000
Treasury stock	2,626
Other non-current assets	67,362
Current liabilities	(128,444)
Non-current liabilities	(108,747)
Non-controlling interests	(5,313)
Total identifiable net assets acquired	$250,585
Total consideration transferred	$209,527
Bargain purchase	41,058
$250,585

The bargain purchase arose as the share market prices of MFC Industrial on the acquisition dates were less than the fair values of the net identifiable assets acquired from Mass. Non-controlling interests were measured at their proportionate share in the recognized amounts of Mass’s identifiable net assets.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 3. Acquisitions of Consolidated Entities (continued)

At the acquisition date, the gross contractual amounts of receivables acquired was $23,591 and the best estimate of the contractual cash flows not expected to be collected was $551, resulting in a fair value of $23,040.

The amounts of revenue and net income of Mass since the acquisition date (i.e. from November 16 to December 31, 2010) included in the consolidated statement of operations for 2010 was $53,276 and $5,652, respectively.

Note 4. Discontinued Operations

In the normal course of the business, the Group derecognizes its subsidiaries from time to time by way of sale, liquidation or spin-off. The Group reclassifies the subsidiary which either has been disposed of or is classified as held for sale as a discontinued operation when the subsidiary (or a component thereof) (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. During 2012 and 2011, none of the dispositions of consolidated entities met the aforesaid conditions.

Year 2010 – KID

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

On January 6, 2010, MFC Industrial announced that it intended to restructure its assets and operations by dividing into two independent publicly traded companies; one company to focus on the industrial engineering business and the other company on MFC Industrial's resource-focused business. To effect this division, MFC Industrial, among other things, effected a reorganization whereby substantially all of its subsidiaries engaged in the industrial engineering business were transferred to KID.

MFC Industrial entered into an Arrangement Agreement with KID on February 26, 2010 to effect an arrangement (the "Arrangement") under Section 288 of the British Columbia Business Corporations Act, which was approved by MFC Industrial’s shareholders on March 29, 2010 and was subsequently approved by the British Columbia Supreme Court.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 4. Discontinued Operations (continued)

As a result of the Arrangement and related amendment to MFC Industrial's articles, two publicly traded companies were created. As well in connection with the Arrangement, MFC Industrial entered into a shareholders agreement (the "Shareholders Agreement") with another corporate shareholder of KID (the "Custodian") whereby MFC Industrial engaged the Custodian to direct the voting of the common shares of KID that MFC Industrial continued to hold after consummation of the Arrangement. As a result of the execution of the Shareholders Agreement, MFC Industrial ceased to hold its continuing power to determine the strategic operating, investing and financing policies of KID. There have been no common directors and officers between the two entities. Accordingly, MFC Industrial no longer considered KID as its subsidiary since March 31, 2010. Pursuant to SIC-12, management of the Group analyzed its continuing interests in KID and concluded that KID was not a SPE of the Group because the substance of the relationship between the Group and KID did not indicate that KID was controlled by the Group. Management of the Group believed that KID's total equity investment at risk was sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the Group, and the facts that the guarantees then provided by the Group would expire in the ordinary course pursuant to their terms and KID would get credit facilities on its own. (Pursuant to a subsequent amendment to the bonding agreement, all guarantees previously provided by the Group expired on December 31, 2010.) Accordingly, the Group ceased to consolidate KID from March 31, 2010. At March 31, 2010, the carrying amount of the Group's investment in KID common shares approximated its fair value and there was no gain or loss recognized in connection with the cessation of the consolidation of KID. Effective March 31, 2010, the Group classified its investment in these common shares of KID as available for sale. The shares are measured at their fair value, net of income tax, with changes in fair value recorded in other comprehensive income until they are disposed of.

As at March 31, 2010, assets and liabilities of the industrial engineering business ceased to be consolidated were as follows:

Cash	$285,739
Other assets	237,561
Liabilities	(356,720)
Non-controlling interests	(3,930)
Net identifiable assets	$162,650

In June 2010, MFC Industrial declared a special dividend whereby it distributed approximately 23% of the total issued and outstanding common shares of KID to MFC Industrial's shareholders of record on July 1, 2010, on a pro rata basis, one common share of KID for every four of MFC Industrial common shares held. The special dividend was recorded at its carrying amount (which approximated its fair value) in the consolidated financial statements for the quarter ended June 30, 2010.

In September 2010, MFC Industrial distributed, as a return of capital, approximately 29% of the total issued and outstanding common shares of KID to MFC Industrial's shareholders of record on September 23, 2010, on a pro rata basis, one common share of KID for every four of MFC Industrial common shares held. The carrying amount of these common shares of KID was within the fair value range obtained from a valuation. For financial statement presentation purposes, the distribution of common shares of KID was accounted for as a dividend in kind and the carrying amount was charged against retained earnings. This was a non-cash transaction.

In December 2010, MFC Industrial distributed, as a return of capital, approximately 19% of the total issued and outstanding common shares of KID to MFC Industrial's shareholders of record on December 31, 2010, on a pro rata basis, one common share of KID for every 10 of MFC Industrial common shares held. The carrying amount of these common shares of KID was within the fair value range obtained from a valuation. This was the fourth and final distribution of KID shares. For financial statement presentation purposes, the distribution of common shares of KID was accounted for as a dividend in kind and the carrying amount was charged against retained earnings. This was a non-cash transaction.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 4. Discontinued Operations (continued)

Management is of the opinion that the KID common shares were not quoted in an active market until December 31, 2010 when the fourth distribution of KID commons shares was made and, accordingly, the KID common shares had been measured using Level 3 of the fair value hierarchy. The valuation was based on the earnings forecast of the operations of industrial plant technology, equipment and service business, as well as the expected earning multiple and discount rate. Upon the final distribution of KID common shares on December 31, 2010, the Group held approximately 2.9% of the then outstanding KID shares and reclassified its investment at its carrying amount from Level 3 to Level 1 of the fair value hierarchy. The investment in KID common shares is the only item in Level 3 of the fair value hierarchy during 2010 and no gain or loss was recognized while it remained in Level 3. The reason for the reclassification of the investment in KID common shares from Level 3 to Level 1 was that, after four distributions of KID common shares by December 31, 2010, an active market for KID common shares had been created.

Income taxes included capital gain taxes of $5,974 on the disposition and the outside basis difference of the KID common shares and a withholding tax of $2,514 deducted at source on the cash dividend paid by KID to the Group. The capital gain taxes were offset by MFC Industrial's non-capital loss carry-forwards and, accordingly, did not involve cash payments.

For reporting purposes, the results of operations of KID have been presented as a discontinued operation. Following is the summary of operating results for the discontinued operations.

2010
Net sales	$101,585
Other revenues	1,765
Expenses	(101,435)
Income before income taxes	1,915
Less: Income taxes	(17,364)
Net loss	(15,449)
Non-controlling interests	(74)
Net loss attributable to equity shareholders	$(15,523)

Note 5. Business Segment Information

The Group is primarily in the global commodities supply chain business.

In reporting to management, the Group's operating results are categorized into the following operating segments: commodities and resources, merchant banking and all other segments.

Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the products and services; (ii) the methods of distribution, and (iii) the types or classes of customers/clients for the products and services.

Commodities and resources segment includes trading of commodities and resources, as well as the related producing, processing and extracting activities. It also includes royalty income from the Group's interests in resource properties.

Merchant banking segment includes structured solutions, proprietary investing and provision of financial services. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relative short time period. The merchant banking business also provides supply chain structured solutions.

All other segment includes the Group's corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group's (a) reported revenue, (b) net income or (c) total assets. The Group’s other operating segments primarily include business activities in medical equipment, instruments, supplies and services.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 5. Business Segment Information (continued)

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of reporting units. The segment information presented in this Note 5 is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not re-allocated to reporting units; (d) all intercompany investments, receivables and payables are eliminated in the determination of the segment's assets and liabilities; and (e) deferred tax assets and liabilities are not reallocated further.

Products and Services

The Group's total revenues comprised the following for the years ended December 31, 2012, 2011 and 2010, respectively:

	2012	2011	2010
Commodities and resources	$443,055	$470,242	$74,608
Fees	8,389	6,670	2,602
Gains on securities	1,150	-	402
Interest	10,489	10,701	2,792
Dividend	360	338	467
Derivative instrument gains, net	-	6,805	-
Equity income	6,152	5,912	954
Other (primarily from medical business and real estate properties)	16,064	20,041	3,605
Total revenues	$485,659	$520,709	$85,430

The Group's revenues for 2012 consolidated the revenues of CPC Group from September 7, 2012. The Group's revenues for 2010 consolidated the revenues of Mass Group from November 16, 2010.

Segment Operating Results

	Year ended December 31, 2012
	Commodities	Merchant
	and resources	Banking	All other	Total
Revenues from external customers	$455,898	$11,751	$18,010	$485,659
Intersegment sale	455	10,950	343	11,748
Interest expense	11,616	45	4	11,665
Income (loss) from continuing operations before income taxes	(25,661)*	259,957 **	(9,301)	224,995
____________________

*	including impairment of interests in resource properties of $42,631 and inventory write-off of $19,434 in a subsidiary (which was sold in 2013) (see Note 32).
**	including bargain purchase of $247,004.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 5. Business Segment Information (continued)

	Year ended December 31, 2011
	Commodities	Merchant
	and resources	Banking	All other	Total
Revenues from external customers	$481,677	$22,487	$16,545	$520,709
Intersegment sale	2	14,651	456	15,109
Interest expense	6,588	56	42	6,686
Income (loss) from continuing operations before income taxes	23,157	8,858	(14,834)	17,181

	Year ended December 31, 2010
	Commodities	Merchant
	and resources	Banking	All other	Total
Revenues from external customers	$76,478	$4,821	$4,131	$85,430
Intersegment sale	37	978	-	1,015
Interest expense	909	9	56	974
Income (loss) from continuing operations before income taxes	23,901	44,206	(15,951)	52,156

	As at December 31, 2012
	Commodities	Merchant
	and resources	Banking	All other	Total
Segment assets	$1,160,040	$186,547	$34,902	$1,381,489
Equity method investments (included in segment assets)	17,163	-	5,219	22,382

	As at December 31, 2011
	Commodities	Merchant
	and resources	Banking	All other	Total
Segment assets	$456,223	$332,890	$69,844	$858,957
Equity method investments (included in segment assets)	12,064	-	6,662	18,726

	As at December 31, 2012
	Commodities	Merchant
	and resources	Banking	All other	Total
Segment liabilities	$546,591	$65,775	$5,738	$618,104

	As at December 31, 2011
	Commodities	Merchant
	and resources	Banking	All other	Total
Segment liabilities	$250,334	$43,279	$16,197	$309,810

Geographic Information

Due to the highly integrated nature of international commodities, resources and merchant banking activities and markets, and a significant portion of the Group's activities require cross-border coordination in order to serve the Group's customers and clients, the methodology for allocating the Group's profitability to geographic regions is dependent on estimates and management judgment.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 5. Business Segment Information (continued)

Geographic results are generally allocated as follows:

Segment	Basis for attributing revenues
Commodities and resources	Locations of external customers
Merchant banking	Locations of clients, assets or the reporting units, whichever is appropriate
All other segments	Locations of the reporting units

Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenues from external customers attributed to MFC Industrial's country of domicile (i.e. Canada) and all foreign geographic regions from which the Group derives revenues:

Year ended December 31:	2012	2011	2010
Canada	$61,864	$37,410	$33,303
Africa	2,103	7,914	1,508
Americas	25,954	49,887	6,277
Asia	55,598	87,208	7,735
Europe	340,140	338,290	36,607
	$485,659	$520,709	$85,430

Income from an interest in resource property is earned from a third party entity operating in Canada and amounted to $29,065, $30,782 and $31,715, respectively, in the years ended December 31, 2012, 2011 and 2010.

Except for the geographic concentrations as indicated in the above table and one trading customer representing approximately 11% of the Group’s total revenues in 2012, there were no revenue concentrations in 2012, 2011 and 2010.

The following table presents non-current assets from continuing operations other than financial instruments and deferred tax assets by geographic area based upon the location of the assets.

As at December 31:	2012	2011
Canada	$579,887	$173,771
Africa	26,136	27
Americas	3,201	-
Asia	434	47,117
Europe	36,248	35,995
	$645,906	$256,910

The non-current assets located in Canada comprised primarily the Group's interests in resource properties and hydrocarbon properties (see Notes 18 and 19).

Note 6. Securities

Short-term securities

As at December 31:	2012	2011
Trading securities:
Common shares, at fair value	$6,658	$12,766
Available-for-sale securities:
Common shares, at fair value	-	296
	$6,658	$13,062

At December 31, 2012, investments in publicly-listed common shares trading securities comprised six companies (of which three companies represented 95%).

At December 31, 2011, investments in publicly-listed common shares trading securities comprised 11 companies (of which four companies represented 75%).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 7. Restricted Cash

As at December 31:	2012	2011
Cash pledged with a bank in connection with sales of securities	$359	$86
Bank accounts temporarily restricted (released in 2013)	460	453
Other	70	84
	$889	$623

Cash pledged with a bank in connection with sales of publicly-traded equity securities will be released whenever the securities are bought back.

Note 8. Loan Receivable

As at December 31:	2012	2011
Loans to a corporation under a credit facility of $20,000,
interest at London Inter-Bank Offered Rate ("LIBOR")
plus 4.06% per annum. The credit facility expired
in May 2012 and the full amount was collected	$-	$19,869
Total - current	$-	$19,869

Note 9. Bills of Exchange and Trade Receivables

Bills of Exchange

As at December 31:	2012	2011
Bills of exchange	$-	$10,545

A bill of exchange (which is also known as a draft) is a negotiable instrument which is a document guaranteeing the payment of a specific amount of money, either on demand, or at a set time; and is frequently used in international trade. In its normal course of commodity supply chain business, the Group may request customers to draw bills of exchange (with underlying trade receivables guaranteed by a top-rated Austrian bank or credit-insured) as a means of payment and the Group usually discounts the bills of exchange with banks so as to improve its liquidity.

The Group discounted $10,545 in the bills of exchange with a bank at December 31, 2011 and the proceeds were received in January 2012.

Trade Receivables

As at December 31:	2012	2011
Trade receivables, gross amount	$74,066	$21,873
Less: Allowance for credit losses	(1,246)	(719)
Trade receivables, net amount	$72,820	$21,154

Trade receivables primarily arise from commodity activities. The terms with affiliates in the normal course of the Group's activities are no different from third party customers.

The Group has a specially structured factoring arrangement with a bank for the Group's trade receivables (see Note 21). As at December 31, 2012, trade receivables amounting to $12,025 were used as securities against bank debt (see Note 22).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 9. Bills of Exchange and Trade Receivables (continued)

As at December 31, 2012, trade receivables of $17,006 (2011: $1,817) were past due but not impaired. The aging analyses of these trade receivables as at December 31, 2012 and 2011 are as follows:

Past-due	2012	2011
Below 30 days	$9,517	$1,638
Between 31 and 60 days	1,229	55
Between 61 and 90 days	514	97
Between 91 and 365 days	5,746	27
Over 365 days	-	-
	$17,006	$1,817

As at December 31, 2012, trade receivables of $4,998 (2011: $1,030) were impaired and an allowance for credit losses of $1,246 (2011: $719) has been provided. Not all past-due account balances are uncollectible as some of the accounts are covered by credit insurance or other collection procedures. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements (see Note 39). The aging analyses of these trade receivables as at December 31, 2012 and 2011 are as follows:

Past-due	2012	2011
Below 30 days	$789	$-
Between 31 and 60 days	-	-
Between 61 and 90 days	1	-
Between 91 and 365 days	814	6
Over 365 days	3,394	1,024
	$4,998	$1,030

The movements in the allowance for credit losses during the current period under review are as follows:

	2012	2011
Balance, beginning of the year	$719	$701
Additions	593	58
Reversals	(12)	(17)
Write-offs	-	-
Cumulative translation adjustment	(54)	(23)
Balance, end of the year	$1,246	$719

As at December 31, 2012 and 2011, there was no trade receivable which would otherwise be past due or impaired if the terms had not been renegotiated.

Note 10. Other Receivables

As at December 31:	2012	2011
Investment income	$219	$463
Government taxes (primarily value-added and goods-and-services taxes)	6,181	2,036
Royalty income from an interest in resource property	7,528	4,710
Employees travel advances	38	2
Derivative assets	633	66
Sale of securities	1,683	-
Supplies with debit balance	649	-
Other	1,383	1,867
	$18,314	$9,144

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.

As at December 31, 2012 and 2011, there were no receivables which would otherwise be past due or impaired if the terms had not been renegotiated.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 11. Inventories

As at December 31:	2012	2011
Raw materials	$10,137	$4,741
Work-in-progress	4,546	6,021
Finished goods	49,111	6,846
Commodity inventories (including goods-in-transit of $2,366
and $42,130 at December 31, 2012 and 2011, respectively)	78,168	63,615
Other	963	-
	$142,925	$81,223

As at December 31, 2012 and 2011, there was no inventory pledged as security for liabilities.

Note 12. Deposits, Prepaid and Other

As at December 31:	2012	2011
Prepayments and deposits for inventories	$23,154	$8,003
Prepaid non-income taxes	287	303
Intangible assets relating to order backlog on acquisition dates	885	-
Prepaid, deposits and other	3,507	1,038
	$27,833	$9,344

Note 13. Assets Held for Sale

As at December 31:	2012	2011
Assets held for sale	$128,657	$-
Liabilities relating to assets held for sale	(29,806)	-
Net assets held for sale	$98,851	$-
Represented by:
Hydrocarbon properties	$99,140	$-
Extracting facilities	(289)	-
Net assets held for sale	$98,851	$-

In connection with the acquisition of CPC, management has committed to a plan to sell certain hydrocarbon properties and an active program to locate a buyer and complete the plan has been initiated. The assets are actively marketed for sale at a price that is reasonable in relation to their current fair values. The sale is expected to qualify for recognition as a completed sale within one year from September 2012 and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. As at December 31, 2012, the assets held for sale (represented by interests in resource properties) and the related liabilities (represented by decommissioning obligations) were $115,603 and $16,463, respectively.

In December 2012, management was committed to a plan to sell the extracting facilities and the sale was completed in 2013. As at December 31, 2012, the assets reclassified as held for sale were $13,054 (consisting of $3,103 in cash, $9,030 in other current assets and $921 in non-current assets) and the related current liabilities were $13,343. The extracting facilities did not represent as a separate major line of business or geographical area of operations.

The assets held for sale are included in the Group’s commodities and resources segment.

Note 14. Long-term securities

As at December 31:	2012	2011
Available-for-sale securities:
Publicly-traded	$9,637	$11,606

At December 31, 2012, available-for-sale securities comprised six publicly-traded equity securities and investment funds (of which the largest company represented 61%). At December 31, 2011, available-for-sale securities comprised 12 publicly-traded equity securities and investment funds (of which the largest company represented 47%).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 15. Equity method investments

As at December 31:	2012	2011
Joint ventures – China	$5,219	$6,662
Joint ventures – U.S.	17,163	12,064
	$22,382	$18,726

All of the Group's joint venture interests in China were acquired in 2010 through the business combination of Mass and provide eye care business. In December 2011, the Group, through joint venture entities, acquired a 50% interest in an exploration and development stage iron ore mine in the U.S. The Group will jointly develop the iron ore mine, including working towards completing a feasibility study on the project, with the mandate to re-open the mine, including exploiting the existing tailings accumulation and other areas for ferrous mineral production.

The following table shows the Group’s joint ventures as at December 31, 2012:

Proportion of
Ownership
Interest
Zhejiang University No. 2 Hospital Hangzhou Eye Center	55%
Chongqing Lasernet Guangji Eye Hospital (incorporated)	58%
Chongqing Fuling Lasernet Eye Center	65%
Sichuan Suining Lasernet Eye Center	40%
Thayer Land Development Company, LLC	50%
TTT Mining, LLC	50%
PRR Mining Inc.	50%
PRR Processing Inc.	50%

Joint ventures – China

The following table presents the book values of the assets and liabilities related to the Group's interests in the joint ventures as at December 31, 2012 and 2011:

	2012	2011
Current assets	$2,819	$3,724
Long-term assets	5,150	5,431
	7,969	9,155
Current liabilities	(2,750)	(2,493)
Net	$5,219	$6,662

The assets held by the joint ventures primarily consist of medical equipment and are financed from their own working capital and equity.

As at December 31, 2012, the Group has not incurred any contingent liabilities or capital commitments in relation to its interests in the joint ventures, by the Group itself, or through the joint venturers or the joint ventures.

The following table presents the aggregated amounts of income and expenses (including income taxes) related to the Group's interest in the joint ventures for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Income	$19,261	$17,999	$1,918
Expenses	(13,109)	(12,087)	(964)
Net	$6,152	$5,912	$954

The Group did not receive any fees to manage the joint ventures during the years ended December 31, 2012, 2011 and 2010.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 15. Equity method investments (continued)

Joint ventures – U.S.

The following table presents the assets and liabilities related to the Group's interest in the joint ventures as of December 31, 2012 and 2011:

	2012	2011
Current assets	$116	$58
Long-term assets	19,299	18,382
	19,415	18,440
Current liabilities	(2,252)	(6,376)
Net	$17,163	$12,064

The assets held by the joint ventures primarily consist of an interest in an exploration and development stage iron ore mine. The Group did not record income and expenses related to these joint ventures since their acquisitions in December 2011 as the resource property is being developed and all the costs and expenses have been capitalized.

As at December 31, 2012, the Group has not incurred any contingent liabilities or capital commitments in relation to its interests in the joint ventures, by the Group itself, or through the joint venturers or the joint venture.

Note 16. Investment property

	2012	2011
Balance, beginning of year	$33,585	$38,584
Additions	1	-
Disposals	(2)	(4,044)
Change in fair value during the year	14	(56)
Cumulative translation adjustment	554	(899)
Balance, end of year	$34,152	$33,585

The change in fair value of the investment property is included in the costs of sales in the consolidated statement of operations.

The amounts recognized in the consolidated statement of operations in relation to the investment property during 2012 and 2011 are as follows:

	2012	2011
Rental income	$1,477	$1,766
Direct operating expenses (including repairs and maintenance) from investment property
that generated rental income during the year	345	760

There were no restrictions on the realizability of investment property or the remittance of income and proceeds or disposal.

As at December 31, 2012, contractual obligations to purchase, construct or develop the investment property or for repairs, maintenance or enhancements were $nil.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 17. Property, Plant and Equipment

The following changes in property, plant and equipment were recorded in 2012:

					Reclassified
					to assets	Cumulative
	Opening			Business	held	translation	Ending
Historical costs	balance	Additions	Disposals	combination	for sale	adjustments	balance
Land and building	$482	$293	$-	$2,858	$(737)	$(74)	$2,822
Refineries and power plant	-	-	-	75,454	-	(511)	74,943
Processing plant and equipment	2,885	418	-	1,927	-	205	5,435
Office equipment	2,547	378	(5)	1,199	(595)	47	3,571
	$5,914	$1,089	$(5)	$81,438	$(1,332)	$(333)	$86,771

				Reclassified
				to assets	Cumulative
	Opening			held	translation	Ending
Accumulated depreciation	balance	Additions	Disposals	for sale	adjustments	Balance
Land and building	$207	$93	$-	$(249)	$(6)	$45
Refineries and power plant	-	3,174	-	-	(109)	3,065
Processing plant and equipment	719	1,129	-	-	63	1,911
Office equipment	1,245	695	-	(369)	40	1,611
	$2,171	$5,091	$-	$(618)	$(12)	$6,632
Carrying amount	$3,743					$80,139

The following changes in property, plant and equipment were recorded in 2011:

				Cumulative
	Opening			translation	Ending
Historical costs	balance	Additions	Disposals	adjustments	balance
Land and building	$440	$153	$(5)	$(106)	$482
Processing plant and equipment	2,555	509	(1)	(178)	2,885
Office equipment	2,194	531	(34)	(144)	2,547
	$5,189	$1,193	$(40)	$(428)	$5,914

				Cumulative
	Opening			translation	Ending
Accumulated depreciation	balance	Additions	Disposals	adjustments	balance
Land and building	$19	$232	$-	$(44)	$207
Processing plant and equipment	79	768	(1)	(127)	719
Office equipment	889	480	(14)	(110)	1,245
	$987	$1,480	$(15)	$(281)	$2,171
Carrying amount	$4,202				$3,743

As at December 31, 2012, land and building with carrying amount of $2,146 were used as securities against the bank debt (see Note 22).

Note 18. Interests in Resource Properties

The Group's interests in resource properties comprised the following:

As at December 31 :	2012	2011
Interest in an iron ore mine	$168,071	$173,483
Interest in an iron ore extracting facilities	-	46,072
Interests in hydrocarbon properties	215,646	-
Other	28	27
Total	$383,745	$219,582

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 18. Interests in Resource Properties (continued)

Iron ore mine

The lease of the Canadian iron ore mine is to expire in 2055. The iron ore deposit is currently sub-leased to a third party entity under certain lease agreements which will also expire in 2055. The Group collects royalty payments directly from the third party entity based on a pre-determined formula, with a minimum payment not to be less than C$3,250 per year.

Iron ore extracting facilities

An Indian subsidiary (which was subsequently sold in 2013) entered into contracts with leaseholders (the “LH”) for extraction of iron ore from certain mines on behalf of the LH for which the subsidiary receives an extraction fee per ton and gives the subsidiary the right to extract, crush, screen and store the iron ore at the LH’s site on its behalf. Interests in the extracting facilities were impaired and written off In December 2012 (see Note 32). The subsidiary was sold in 2013.

Hydrocarbon properties

The Group owns development and production assets in hydrocarbon properties in western Canada. The majority of such operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. These interests include producing natural gas wells, non-producing natural gas wells, producing oil wells and non-producing oil wells, but do not include a land position that includes net working interests in undeveloped acres and properties containing probable reserves only which are included in exploration and evaluation assets (see Note 19). The Group had no hydrocarbon properties in years 2011 and 2010.

The following changes in interests in resource properties were recorded in 2012:

					Decom-	Cumulative
	Opening	Business			missioning	translation	Ending
	balance	combination	Additions	Impairment	obligations	adjustments	balance
Historical costs	$251,195	$223,057	$1,073	$(50,865)	$588	$(2,747)	$422,301
Accumulated depletion	(31,613)	-	(15,221)	8,234	-	44	(38,556)
Carrying amount	$219,582						$383,745

The following changes in interests in resource properties were recorded in 2011:

			Cumulative
	Opening		translation	Ending
	balance	Additions	adjustments	balance
Historical costs	$251,330	$27	$(162)	$251,195
Accumulated depletion	(20,033)	(11,724)	144	(31,613)
Carrying amount	$231,297			$219,582

The Group did not capitalize any general and administrative costs in respect of hydrocarbon development and production activities during the years 2012, 2011 and 2010. There were no borrowing costs capitalized in the current or prior years, as the Company did not have any qualifying assets.

During 2012, the Group recognized an impairment of $42,631 on its extracting facilities. For the years 2011 and 2010, there were no impairment identified and, accordingly, an impairment test was not required and there were no impairment losses recognized in those prior years.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 19. Hydrocarbon Probable Reserves and Undeveloped Lands

Exploration and evaluation assets, which comprise hydrocarbon probable reserves and undeveloped lands, were acquired by the Group as a result of the business combination in September 2012. The movements in exploration and evaluation assets during 2012 were as follows. The Group did not have any exploration and evaluation assets during 2011 and 2010.

	Probable	Undeveloped
	reserves	lands
Balance, beginning of 2012	$-	$-
Purchased through business combination	100,393	50,171
Additions	-	96
Land expiries	-	(930)
Cumulative translation adjustment	(1,251)	(609)
Balance, end of 2012	$99,142	$48,728

During 2012, a total of $930 of undeveloped lands expired and were charged to exploration and evaluation expense. In 2012, no impairment was recorded on exploration and evaluation assets based on the estimated recoverable amount of undeveloped lands and probable reserves, as determined by a third party valuation.

Note 20. Deferred Income Tax Assets and Liabilities

The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of deferred income tax assets and liabilities are as follows:

As at December 31 :	2012	2011
Non-capital tax loss carry-forwards	$3,745	$3,497
Interests in resource properties	10,766	(58,246)
Other assets	3,416	4,067
Other liabilities	(2,808)	(2,839)
	$15,119	$(53,521)

Deferred income tax assets and liabilities are included in the consolidated statement of financial position as follows:

Deferred income tax assets	$18,510	$7,524
Deferred income tax liabilities	(3,391)	(61,045)
Net	$15,119	$(53,521)

At December 31, 2012, the Group had estimated accumulated non-capital losses which expire in the following countries as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.

		Amount for which
		no deferred asset is
Country	Gross amount	recognized	Expiration dates
Canada	$91,485	$85,380	2024-2032
Germany	4,982	4,982	Indefinite
Switzerland	3,767	3,767	2014-2018
U.S.	20,883	20,883	2012-2030
Austria	8,872	-	Indefinite
Slovakia	2,206	2,206	2012-2018

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 20. Deferred Income Tax Assets and Liabilities (continued)

At December 31, 2012, MFC Industrial had an aggregate amount of $476,677 of temporary differences associated with its investments in subsidiaries, associates and interests in joint ventures, for which deferred income tax liabilities have not been recognized because the Group is in a position to control the timing of the reversal of such temporary differences and it is probable that such differences will not reverse in the foreseeable future.

During 2012, the Company, through its Austrian subsidiary, acquired all of the issued and outstanding shares of a Canadian corporation in a business combination. At the time of the acquisition, management was aware that deferred assets were available to be utilized through applying existing taxable profits of the Group. As such, the deferred tax assets of the acquiree in the amount of $57,137 were recognized at the time of the acquisition. Before the date of acquisition, the Company had a viable tax planning strategy to restructure its Canadian entities to access the deferred tax assets to offset future increases in taxable income of the Canadian entities. Before the acquisition, the acquiree had suffered a loss in the current and prior period in the tax jurisdictions to which the deferred tax assets relate.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit by the Canada tax authority of the Company’s domestic and international transactions covering the 2006 to 2010 taxation years, which is currently ongoing. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Based on information available to management to date, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company’s financial position. However, if the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.

The Group companies’ income tax filings are also subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group’s tax liability. In the event that management’s estimate of the future resolution of these matters changes, the Group will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Note 21. Short-term Bank Borrowings

Short-term bank borrowings are repayable within a year from the reporting date. They are used to finance the Group’s day-to-day commodities and resources business.

As at December 31	:	2012	2011
Credit facilities from banks		$150,396	$114,239

As at December 31, 2012, the Group had credit facilities aggregating $439,718 as follows: (i) the Group had unsecured revolving credit facilities aggregating $195,184 from banks. The banks generally charge an interest rate at inter-bank rate plus an interest margin; (ii) the Group also had revolving credit facilities aggregating $63,834 from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) the Group had a specially structured factoring arrangement with a bank up to a credit limit of $122,620 for the Group's commodities activities. Generally, the Group factors its trade receivable accounts upon invoicing, at inter-bank rate plus a margin; and (iv) the Group also had a foreign exchange credit facility of $58,080 with a bank. All these facilities are renewable on a yearly basis.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 22. Debt

As at December 31:	2012	2011
Due to a bank, €nil and €14,350 at December 31, 2012 and 2011, respectively, interest fixed at an
Austria government credit agency (the "Austrian Credit Agency") financing rate and backup
guarantee fee of 3.9% per annum and payable quarterly and due in 2012	$-	$18,615
Due to a bank, Swiss francs nil and Swiss francs 1,423 at December 31, 2012 and 2011, respectively, interest at 2.35% per annum at December 31, 2011 and payable quarterly, secured by a charge on land
and due in quarterly payments with a balloon final payment in 2012	-	1,518
Due to a bank, €nil and €2,210 at December 31, 2012 and 2011, respectively, interest at interbank rate
plus an interest margin and payable quarterly and due in 2012	-	2,867
Due to a bank, €nil and €3,000 at both December 31, 2012 and 2011, respectively, interest at interbank
rate plus an interest margin and payable monthly and due in 2012	-	3,892
Due to a bank, €2,400 and €3,600 at December 2012 and 2011, respectively, interest at the Austrian
Credit Agency financing rate plus an interest margin and backup guarantee fee (2.19% per annum at
December 31, 2012) and payable quarterly and due in 2012 to 2014 in equal installments	3,165	4,670
Due to a bank, $3,000 and $nil at December 31, 2012 and 2011, respectively, interest at LIBOR plus an interest margin (3.81% at December 2012) and payable monthly, secured by trade receivables and due
in negotiated periodic repayment with final payment in October 2014	3,000	-
Due to a bank, $7,519 and $nil at December 31, 2012 and 2011, respectively, interest at LIBOR plus an interest margin (3.71% at December 2012) and payable monthly, secured by real estate and trade
receivables and due in negotiated periodic repayment with final payment in April 2014	7,519	-
Due to banks, €80,000 and €nil at December 31, 2012 and 2011, respectively, interest and backup guarantee fee on €59,300 fixed at 2.61% per annum and the remainder at EURIBOR plus an interest margin and backup guarantee fee (approx. 1.94% per annum at December 2012) and payable monthly due in semi-annual repayment with final payment in November 2020; final payment on the €20,700
portion with variable interest is in December 2014	105,485	-
Due to a bank, $28,000 and nil at December 31, 2012 and 2011, respectively, interest at LIBOR plus an interest margin and backup guarantee fee (3.90% per annum at December 31, 2012) and payable
monthly and due in equal yearly repayment with final repayment in August 2020	28,000	-
Due to a bank, €12,000 at both December 31, 2012 and 2011, respectively, interest fixed the Austrian
Credit Agency’s financing rates and backup guarantee fees between 4.80% and 5.05% per annum and
payable quarterly, due in 2013	15,824	15,565
	$162,993	$47,127
Current portion	$44,169	$26,977
Long-term portion	118,824	20,150
	$162,993	$47,127

As of December 31, 2012, the maturities of debt are as follows:

Maturity	Principal	Interest	Total
2013	$44,169	$4,239	$48,408
2014	25,001	3,055	28,056
2015	21,833	2,391	24,224
2016	21,833	1,843	23,676
2017	21,833	1,275	23,108
Thereafter	28,324	1,474	29,798
	$162,993	$14,277	$177,270

No interest expense was capitalized in the years ended December 31, 2012, 2011 and 2010.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 23. Account Payables and Accrued Expenses

As at December 31:	2012	2011
Trade and account payables	$60,846	$37,462
Value-added, goods-and-sales and other taxes (other than income taxes)	2,384	2,017
Compensation	1,888	1,539
Interest	848	-
Derivative liabilities	1,691	887
Short-sale of securities	367	86
Deferred revenues	312	-
Deposits from customers	791	-
Acquisition price payables ($6,201 paid in January 2013 and the remainder in November 2013)	8,459	235
	$77,586	$42,226

Trade payables arise from the Group's day-to-day trading activities. The terms with affiliates in the normal course of the Group's activities are no different than those with third parties. The Group's expenses for services and other operational expenses are included in account and other payables. Generally, these payable and accrual accounts do not bear interest and they have a maturity of less than one year.

Note 24. Mazeppa Processing Partnership (“MPP”)

MPP is a limited partnership organized under the laws of the Province of Alberta, Canada and owns certain midstream facilities, including natural gas plants and pipelines in southern Alberta, through which the Group processes a significant portion of its production. The Group’s interaction with MPP is governed by agreements (the “MPP Agreements”) which provide for:

(a) management of the midstream facility;

(b) the payment to MPP of a base processing fee and the reimbursement of MPP’s net out-of-pocket costs;

(c) the dedication through April 30, 2024 of production and reserves from the defined area through the facilities; and

(d) an option granted to the Group to purchase the MPP at a predetermined amount on April 30, 2014.

The Group is considered to be the beneficiary of MPP’s operations, although it does not have an ownership interest in the midstream facilities. Pursuant to SIC - 12, the assets, liabilities, and operations of the Partnership are consolidated in these financial statements. As a result of an option to purchase MPP, the equity in MPP is attributable to the Group even though the Group currently does not have an ownership interest in MPP.

The MPP term financing in these consolidated financial statements comprised the following components at December 31, 2012. The MPP term financing was not applicable to the Group prior to the Group’s acquisition of CPC in September 2012.

Present value of the base process fees	$8,628
Purchase option	10,291
Unamortized transaction costs	(201)
Total	$18,718

Represented by:
Current portion	$7,390
Long-term portion	11,328
Total	$18,718

The base processing fee component of the MPP term financing is accounted for as an amortizing obligation paid in full over its term to April 30, 2014, through a monthly principal and interest payment totaling C$799 per month. The effective rate of interest is 12.1% per annum.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 24. Mazeppa Processing Partnership (“MPP”) (continued)

In these consolidated financial statements, the MPP net out-of-pocket costs are included in operating expense, the interest component of the base processing fee is included in finance costs and the principal component of the base processing fee is recorded as a reduction in the MPP term financing liability.

The purchase option represents the pre-determined price at which the Group may, at its discretion, purchase MPP on April 30, 2014. If the Group does not exercise this purchase option, it may renew the MPP Agreements with terms and conditions to be negotiated at that time, or enter into an arrangement with the owners of the MPP facilities to process natural gas for the Group at a fee to be determined at that time. In substance, the purchase option is considered as a financing.

The MPP Agreements prescribe minimum throughput volumes and dedicated reserves which, if not exceeded, may require a buy-down of the purchase option. The minimum throughput volume is an average of the throughput volume of the preceding two consecutive calendar quarters. The prepayment amount is C$400 thousand per 1.0 mmcfd of shortfall. Each prepayment of the purchase option will cause the minimum throughput volume to be adjusted downward to the average throughput volume of the preceding two consecutive calendar quarters. In the event that the estimated dedicated reserves, as projected at April 30, 2014, are less than 200 BCF or have a discounted reserve value of less than C$250 million using a 10% discount rate, the prepayment amount is the greater of C$108 thousand per C$1 million of reserve value shortfall and C$135 thousand per 1.0 BCF of the reserves shortfall.

Note 25. Provisions

	Warranty	Total
Balance, December 31, 2011	$115	$115
Additions	125	125
Paid	(161)	(161)
Cumulative translation adjustment	1	1
Balance, December 31, 2012	$80	$80

Current portion		$80
Long-term portion		-
		$80

	Termination
	of office lease	Warranty	Total
Balance, December 31, 2010	$479	$115	$594
Additions	-	124	124
Paid	(102)	(102)	(204)
Reversal	-	(15)	(15)
Deconsolidation of a subsidiary	(377)	-	(377)
Cumulative translation adjustment	-	(7)	(7)
Balance, December 31, 2011	$-	$115	$115

Current portion			$115
Long-term portion			-
			$115

Note 26. Deferred Sale Liabilities

As at December 31 :	2012	2011
Current	$26,637	$14,958
Long-term	-	25,647
	$26,637	$40,605

The Group entered into sale and repurchase agreements, which are accounted for as financing arrangements. As at December 31, 2012, the deferred liabilities are due on various dates in 2013.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 27. Decommissioning Obligations

Changes in the carry amount of the Group’s decommissioning obligations during 2012 are as follows. The Group did not have any decommissioning obligations during 2011 and 2010.

2012
Decommissioning obligations, beginning of year	$-
Assumption upon acquisitions	154,784 *
Obligations incurred with development activities	-
Changes in estimates	(900)
Obligations related to dispositions	(33)
Obligations settled	-
Accretion	1,161
Effects of changes in foreign exchange rates	(1,907)
Decommissioning obligations, end of year	$153,105

Comprising:
Current portion (included in liabilities relating to assets held for sale)	$16,463
Long-term portion	136,642
$153,105

_________________________

* including $153,959 on hydrocarbon properties (of which $15,590 was included in liabilities relating to assets held for sales)

As at December 31, 2012, decommissioning obligations represented the present value of estimated remediation and reclamation costs associated with interests in hydrocarbon properties and property, plant and equipment. The Group discounted the decommissioning retirement obligations using an average discount rate of 1.57%. While the provision for abandonment is based on management’s best estimates of future costs and the economic lives of the underlying assets involved, there is uncertainty regarding both the amount and timing of incurring these costs. The Group will fund the decommissioning obligations from future cash flows from the operations.

Note 28. Accrued Pension Obligations, Net

A controlled entity (“the plan sponsor”) has defined benefit plan for its employees. The pension obligations are non-recourse to MFC Industrial.

The pension plan for the employees of the plan sponsor is a defined benefit plan registered with the Alberta Superintendent of Pensions and the Canada Revenue Agency which provides benefits upon retirement, death and termination prior to retirement. The benefits are based on final average earnings and are partially indexed to inflation. As is typical of a defined benefit plan, the risk that additional funding will be required to pay for the benefits promised to plan members lies with the plan sponsor.

The plan is subject to the funding rules of the Employment Pension Plans Act (“EPPA”) of Alberta and regulations and the Income Tax Act (“ITA”) of Canada. The minimum funding rules in the EPPA require that going concern deficiencies are funded over a maximum of 15 years and solvency deficiencies are funded over a maximum of 5 years. There have been two funding relief options under the EPPA that temporarily altered the funding requirements of the plan.

The plan sponsor is required to provide the funding as required under provincial pension legislation as determined by periodic actuarial funding valuations performed by an independent actuary. Funding for 2012 was based on the December 31, 2011 actuarial funding valuation. The plan sponsor funds the pension plan for minimum required contributions annually and assesses additional contributions if and when needed.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 28. Accrued Pension Obligations, Net (continued)

In September 2012, the Alberta government enacted temporary pension funding relief measures in response to the continued market declines. The plan sponsor has applied for, and was granted, this temporary pension funding relief which increases the number of years over which the going concern deficiency is required to be eliminated through additional contributions. This had no impact on 2012 payments; however, is expected to reduce 2013 payments. The expected reduction in payments will be determined at the completion of the December 31, 2012 actuarial funding valuation report.

The plan is an ongoing, open defined benefit plan, meaning that the plan accepts new entrants as employees are hired. Approximately 65% of the liability is attributed to active and disabled members who are accruing service in the plan. The duration of the plan is approximately 17 years.

The investment of the pension plan assets, including the performance of the investment managers, is overseen by the pension committee which is composed of members of the plan sponsor. The underlying objective is to earn an appropriate return given the plan sponsor’s goal of preserving capital within an acceptable level of risk for the pension plan assets.

To achieve the overall performance goals for the pension plan, the pension plan assets are overseen by external investment managers as per the pension plan’s investment policy and governance framework. The pension committee reviews investment manager performance on a regular basis.

The cost of pension benefits earned by employees is determined using the projected-benefit method prorated on employment services and is expensed as services are rendered. The entity funds these plans according to federal and provincial government regulations by contributing to trust funds administered by an independent trustee. These funds are invested primarily in equities and bonds.

The plan sponsor was acquired in September 2012 by the Group and there were no plan amendments, curtailments, settlements or recognition of past service cost during 2012. The Group did not have any defined benefit plan in 2011 and 2010.

Reconciliation of the defined benefit obligations	2012
Beginning of year	$-
Assumed upon acquisition	12,274
Net current service cost	136
Employer contributions	29
Obligation interest cost	175
Actuarial gains from changes in financial assumptions	(506)
Benefits paid	(88)
Currency translation adjustments	(154)
End of year	$11,866

Defined benefit obligations from plans that are wholly unfunded	$-
Defined benefit obligations from plans that are wholly or partly funded	$11,866

Significant actuarial assumption for defined benefit obligations as at December 31, 2012:
Discount rate	4.50%
Rate of salary increases	3.00%
Consumer price index	2.00%

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 28. Accrued Pension Obligations, Net (continued)

Reconciliation of the fair value of plan assets	2012
Beginning of year	$-
Fair value of plan assets upon acquisition	10,047
Return on plan assets	598
Administration costs	(4)
Employer contributions	184
Employee contributions	29
Benefits paid	(88)
Currency translation adjustments	(128)
End of year	$10,638

Interest income on plan assets	$143
Actuarial gains	455
Return on plan assets	$598

Reconciliation to the liability recognized in the statement of financial position	2012
Fair value of plan assets, end of year	$10,638
Defined benefit obligations, end of year	(11,866)
Plan deficit	(1,228)

Net liability	$(1,228)

Recognition of net liability	2012
Beginning of year	$-
Net liability assumed on acquisition	(2,228)
Employer contributions	184
Expense recognized	(173)
Amount recognized in other comprehensive income	961
Currency translation adjustments	28
End of year	$(1,228)

Current pension expense for the year*	2012
Net current service cost	$136
Obligation interest cost	175
Interest income on plan assets	(142)
Administration costs	4
End of year	$173

____________________

*incurred during September 7 to December 31, 2012

Recognition through other comprehensive income for the year*	2012
Net gains during the year	$961

Recognition of other comprehensive during the year	$961

Comprising: experience adjustment on defined benefit obligations	$506
Experience adjustment on assets	455
$961

____________________

* incurred during September 7 to December 31, 2012

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 28. Accrued Pension Obligations, Net (continued)

Sensitivity analysis

A sensitivity analysis for each significant actuarial assumption as of December 31, 2012, showing how the defined benefit obligations would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the date, is as follows:

Discount Rate Sensitivity Analysis	2012
Effect of an increase of 1%
Defined benefit obligations, end of year	$10,141
Effect of a decrease of 1%
Defined benefit obligations, end of year	$14,079

Salary Increase Sensitivity Analysis	2012
Effect of an increase of 1%
Defined benefit obligations, end of year	$11,903
Effect of a decrease of 1%
Defined benefit obligations, end of year	$11,775

The defined benefit obligation sensitivity figures were calculated using the same methods and assumptions as the December 31, 2012 defined benefit obligation figures, with the only assumption change being the 1% change in discount rate or salary scale as indicated.

As is the case with the actuarial valuations, formal materiality guidelines were not employed in the derivation of the sensitivity analysis. All benefits were valued using assumptions adopted for each relevant contingency and membership data that were reviewed for consistency with previous data as well as overall reasonableness. To the extent that the assumptions and methods adopted for the valuation were appropriate for the purpose of the valuation; nothing was omitted as being immaterial. Nevertheless, emerging experience differing from the assumptions will result in gains or losses that will be revealed in future valuations and could affect the validity of the sensitivity analysis.

Plan assets

Plan assets are held by an independent financial services company. The assets do not include the plan sponsor’s or the Group’s own financial instruments or any property occupied by, or other assets used by, the Group.

Targeted
Plan asset allocation (%)	2012
Equity securities	60%
Debt securities	40
Total	100%

The fair values of the company’s defined benefit pension plan assets at December 31, 2012 by asset category are as follows:

Fair value measurements	2012
Asset category
Cash	$23
Pooled fund: Balanced trust fund	10,615
Total	$10,638

The fund indicates that its asset allocation is 40% bonds, 35% Canadian equities and 25% international equities. As the plan assets are primarily invested in equity and debt securities, the plan may expose the plan sponsor to a concentration of financial securities risk.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 28. Accrued Pension Obligations, Net (continued)

Expected contributions and benefit payments

The expected contributions for 2013 from the employer and employees are $1,016 and $89, respectively. The employer contributions represent the minimum required contribution under pension legislation.

The expected benefit payments are as follows:

2013	$289
2014	352
2015	386
2016	436
2017	471
2018-2022	3,440
2023 and after	6,492
Total	$11,866

Note 29. Puttable Instrument Financial Liabilities

In connection with the acquisitions of ACCR and Possehl in November 2012, the Group entered into call and put agreements with the non-controlling interests, which allow or require the Group to acquire up to 100% in each of the entities. As a result of the put options, the non-controlling interests are classified as financial liabilities.

The following table discloses the movement of the puttable instrument financial liabilities during 2012. There was no comparative transaction in 2011.

2012
Puttable instrument financial liabilities
Beginning of year	$-
Recognized upon business combinations	7,684
Change in fair value	77
End of year	$7,761

The fair values of the puttable instruments are determined using a DCF model. The option exercise prices are based on the net tangible asset values of the underlying entities on the calculation time (as defined) when the options are exercised, subject to certain adjustments. The put options become exercisable in 2014 and 2015.

Note 30. Shareholders’ Equity

Capital Stock

The authorized share capital of MFC Industrial consists of an unlimited number of common shares without par value and without special rights or restrictions and an unlimited number of Class A Preference shares without par value and with special rights and restrictions.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 30. Shareholders’ Equity (continued)

Holders of common shares may receive dividends when, as and if declared by the board, subject to the preferential dividend rights of any other classes or series of preferred shares issued and outstanding. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of the assets of the Company to be less than the aggregate of its liabilities. Holders of common shares are entitled to one vote per share at any meeting of shareholders of any class of common shares, and in general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to the Company. The holders of common shares are entitled, in the event of a distribution of assets of the Company on the liquidation, dissolution or winding-up of the Company (a “Liquidation Distribution”), to receive, before any Liquidation Distribution is made to the holders of the class A common shares or any other shares of the Company ranking junior to the common shares, but after any prior rights of any preferred shares, the stated capital with respect to each common share held by them, together with all declared and unpaid dividends (if any and if preferential) thereon, up to the date of such Liquidation Distribution, and thereafter the common shares shall rank pari passu with all other classes of common shares in connection with the Liquidation Distribution.

The rights and restrictions attaching to the class A common shares are the same as those attaching to the common shares, except that in the event of a Liquidation Distribution, the holders of the class A common shares are entitled to receive such Liquidation Distribution only after any prior rights of the preferred shares and common shares or any other share ranking prior in right to the class A common shares.

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

Note 31. Share-Based Compensation

MFC Industrial has a 1997 Stock Option Plan and a 2008 Equity Incentive Plan.

1997 Stock Option Plan (Amended)

MFC Industrial has a stock option plan (“1997 Plan”) which enables certain employees and directors to acquire common shares and the options may be granted under the plan exercisable over a period not exceeding ten years. MFC Industrial is authorized to issue up to 5,524,000 shares under this plan.

2008 Equity Incentive Plan

Subject to the terms of the 2008 Equity Incentive Plan (“2008 Plan”), a committee, as appointed by the board of directors, may grant awards under the plan, establish the terms and conditions for those awards, construe and interpret the plan and establish the rules for the plan's administration. The committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards under the plan. The maximum number of common shares of MFC Industrial that are issuable under all awards granted under the plan is 1,500,000 common shares.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 31. Share-Based Compensation (continued)

Following is a summary of the status of the plans:

	2008 Plan	2008 Plan	1997 Plan	1997 Plan
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Awards	Per Share	Options	Per Share
Outstanding at December 31, 2009	-	$-	441,664	$26.89
Exercised	-	-	(25,000)	13.06
Forfeited	-	-	(416,664)	27.72
Outstanding at December 31, 2010	-	-	-	-
Granted	915,000	7.81	1,720,000	7.81
Outstanding at December 31, 2011 and 2012	915,000	7.81	1,720,000	7.81
As at December 31, 2012:
Options exercisable (with four years' remaining
contractual life)	915,000	7.81	1,720,000	7.81
Options granted and exercised	-		3,791,656
Options available for granting in future periods	585,000		12,344

No stock options expired or were granted in 2012 and 2010.

The following table summarizes the share-based compensation expenses recognized by the Group:

Years ended December 31 :	2012	2011	2010
Share-based compensation recovery (expenses) arising from options granted by:
MFC Industrial	$-	$(7,291)	$1,415
A Canadian non-wholly owned subsidiary	(9)	72	(72)
Total	$(9)	$(7,219)	$1,343
As allocated to:
Continuing operations	$(9)	$(7,219)	$(72)
Discontinued operations	-	-	1,415
Total	$(9)	$(7,219)	$1,343

On January 1, 2011, options to purchase 2,635,000 common shares of MFC Industrial were granted to directors and certain employees of the Group. The information on the stock options granted on January 1, 2011 is as follows. The Group used the Black-Scholes-Merton formula to compute the share-based compensation for the stock options.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 31. Share-Based Compensation (continued)

The share-based compensation expense is not tax deductible under the Canadian income tax act and, therefore, the Group did not recognize any tax benefit from granting stock options.

Note 32. Consolidated Statements of Operations

Revenues

Years ended December 31	:	2012	2011	2010
Gross revenues as reported		$485,659	$520,709	$85,430

For the components of the Group's total revenues, please see Note 5.

The Group's revenues included the following items:

Years ended December 31 :	2012	2011	2010
Realized gain on available-for-sale securities	$264	$-	$568
Collection of underpayment of resource property royalty from prior years	-	-	11,219
Interest income arising from an arbitration (included in other revenues)	-	1,236	-
Market value increment on commodities	-	-	1,982
Gain on derivative contracts, net	-	6,805	-

The Group's net gain on securities comprised:

Years ended December 31 :	2012	2011	2010
Trading securities	$1,161	$-	$-
Available-for-sale securities	(94)	-	-
Subsidiaries	206	-	-
Holding gain (loss) on advance sales of securities	(123)	-	4
Net gain on securities	$1,150	$-	$4

Expenses

The Group's costs of sales comprised:

Years ended December 31 :	2012	2011	2010
Commodities and resources	$382,232	$414,745	$45,994
Expiry of exploration and evaluation assets	931	-	-
Loss on securities, net	-	4,314	834
Credit losses (recovery) on loans and receivables	(521)	(530)	795
Fair value (gain) loss on investment property	(14)	56	294
Write-down on real estate held for sale	-	-	241
Market value decrease on commodities	1,509	4,422	-
Loss on derivative contracts, net	57	-	2,010
Write-off of inventories	15,659 *	(29)	88
Other	7,773	12,414	1,106
Total cost of sales	$407,626	$435,392	$51,362

____________________

*The Group recognized an inventory write-down of $19,434 as well as an impairment loss of $42,631 on its interests in resource properties after the Supreme Court of India banned all mining activities in the state in which the Group’s extracting facilities were located. In aggregate, the total loss on the write-down and impairment was $48,231, net of income tax recovery of $13,834 (see Note 36).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 32. Consolidated Statements of Operations (continued)

The Group's net loss on securities comprised:

Years ended December 31 :	2012	2011	2010
Trading securities	$-	$6,507	$-
Available-for-sale securities	-	(1,721)	-
Subsidiaries	-	(405)	834
Short-sale	-	(67)	-
Net loss on securities	$-	$4,314	$834

The Group included the following items in its costs of sales:

Years ended December 31 :	2012	2011	2010
Inventories as costs of goods sold (including depreciation, amortization and depletion
expenses allocated to costs of goods sold)	$286,426	$373,048	$46,147

The Group collected a reimbursement of legal costs from an arbitration of $nil, $1,503 and $nil in 2012, 2011 and 2010, respectively. The aforesaid reimbursement was shown as a reduction in selling, general and administrative expenses.

Additional information on the nature of expenses

Years ended December 31 :	2012	2011	2010
Depreciation, amortization and depletion	$20,312	$13,204	$11,766
Employee benefits expenses	26,055	19,687	3,758

Note 33. Income Taxes

MFC Industrial's statutory tax rate was 25.0%, 26.5% and 28.5% in 2012, 2011 and 2010, respectively.

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of operations is as follows:

Years ended December 31 :	2012	2011	2010
Income before income taxes from continuing operations	$224,995	$17,181	$52,156
Computed recovery of (provision for) income taxes at
MFC Industrial's statutory rates	$(56,248)	$(4,553)	$(14,865)
(Increase) decrease in taxes resulting
from:
Foreign tax rate differences	3,855	(143)	374
Non-taxable bargain purchase	61,751	-	11,702
Benefit of purchased income tax reductions	6,328	4,655	-
Other non-taxable income	1,949	2,724	926
Share-based compensation	(2)	(1,932)	(19)
Net tax reductions unrecognized in prior years	-	-	1,352
Taxable capital gains on dispositions, net	(121)	(1,833)	-
Resource property revenue taxes	(4,426)	(3,414)	(6,744)
Unrecognized losses in current year	(6,904)	(1,160)	(363)
Permanent differences	(893)	-	135
Reduction in future tax rate	(25)	906	34
Transfer of an interest in resource property	-	(1,634)	-
Loss on investment in preferred shares of former subsidiaries	-	-	-
Other, net	(2,638)	401	493
Recovery of (provision for) income taxes	$2,626	$(5,983)	$(6,975)
Consisting of:
Resource property revenue taxes	$(5,902)	$(4,647)	$(6,744)
Income taxes	8,628	(1,336)	(231)
	$2,626	$(5,983)	$(6,975)

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 33. Income Taxes (continued)

In addition, the aggregate current and deferred tax relating to items that are charged to equity was $68 (recovery), $324 (recovery) and $256, respectively, in 2012, 2011 and 2010.

The Group's tax expense above does not include any amounts for joint ventures and associates or discontinued operations whose results are included in the consolidated statement of operations net of taxes.

In general, dividend payable by MFC Industrial to its shareholders is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Note 34. Earnings Per Share

Earnings per share data for the years ended December 31 from operations is summarized as follows:

	2012	2011	2010
Basic earnings from continuing
operations available to holders of common shares	$226,754	$12,193	$45,839
Effect of dilutive securities:	-	-	-
Diluted earnings from continuing operations	$226,754	$12,193	$45,839

	Number of Shares
	2012	2011	2010
Weighted average number of common shares
outstanding — basic	62,555,438	62,561,421	35,857,873
Effect of dilutive securities:
Options	-	-	1,038
Weighted average number of common shares
outstanding — diluted	62,555,438	62,561,421	35,858,911

As at both of December 31, 2012 and 2011, there were 2,635,000 stock options, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for 2012 and 2011.

Note 35. Dividends paid

On January 17, 2012, MFC Industrial announced its annual cash dividend for 2012. The 2012 annual cash dividend was $0.22 per common share and paid in quarterly installments as follows: (i) $0.05 per share on February 10, 2012 to shareholders of record on January 27, 2012; (ii) $0.05 per share on April 10, 2012 to shareholders of record on March 30, 2012; (iii) $0.06 per share on July 13, 2012 to shareholders of record on July 2, 2012; and (iv) $0.06 per share on October 26, 2012 to shareholders of record on October 15, 2012.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 36. Commitments and Contingencies

Leases as lessors

The Group leases out land and buildings, primarily classified under investment property, under non-cancellable operating lease agreements. The leases have varying terms, subject to the customary practices in the particular regions.

Future minimum rentals under long-term non-cancellable operating leases are as follows:

Years ending December 31,	Amount
2013	$1,830
2014	1,586
2015	1,526
2016	1,487
2017	1,472
Thereafter	119
$8,020

The leases have varying terms, subject to the customary practices in the local regions. The Group recognized rental income of $2,582 (including subleases of $51), $2,935 (including subleases of $84) and $330 for the years ended December 31, 2012, 2011 and 2010, respectively.

Leases as lessees

Future minimum commitments under long-term non-cancellable operating leases are as follows:

Years ending December 31,	Amount
2013	$2,910
2014	2,329
2015	2,237
2016	1,611
2017	1,063
Thereafter	-
$10,150

The leases have varying terms, subject to the customary practices in the local regions. Minimum lease payments recognized as expenses were $2,539 (including contingent rents of $306), $2,803 (including contingent rents of $76) and $800 for the years ended December 31, 2012, 2011 and 2010, respectively.

Litigation

The Group is subject to litigation and tax audits in the normal course of business, the ultimate results of which cannot be ascertained at this time. The Group records costs as they are incurred or become determinable.

Guarantees

Guarantees are treated as contingent liabilities unless it becomes probable that the Group will be required to make payment under the guarantee.

As at December 31, 2012, the Group had issued guarantees up to a maximum of $12,995 to its commodities and financing partners in the normal course of its commodities activities, of which $5,178 has been used and outstanding and has not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 36. Commitments and Contingencies (continued)

Purchase Obligations

As at December 31, 2012, the Group had open purchase contracts aggregating $19,964 and take-or-pay contracts aggregating $5,330 with respect to its commodities and resources activities due in 2013. None of these had been recognized in the consolidated statement of financial position as at December 31, 2012.

Contingent Gain

In December 2012, management was committed to a plan to sell the interests in the Indian extracting facilities and, as such, the interests were reclassified as assets for sale which were measured at their fair values less costs to sell. The sale was completed in 2013. Pursuant to the share purchase agreement, the sale price includes a certain percentage of the company’s future free cash flow from its operations and investment for a period of seven years. As a result of significant uncertainties as to the probability of receipt of any future consideration, management determined that the expected value of such future cash flow was $nil at December 31, 2012.

Note 37. Consolidated Statements of Cash Flows - Supplemental Disclosure

Interest paid and received, dividends received and income taxes paid are classified as operating activities. Dividends paid are classified as financing activities.

There are no circumstances in which cash and cash equivalents held by an entity are not available for use by the Group.

The Group had the following non-cash transactions:

Non-cash transactions in 2012: (1) the Group acquired entities with purchase price of $8,514 payable in 2013 (see Note 3).

Non-cash transactions in 2011: (1) the Company derecognized a non-wholly-owned subsidiary as a result of loss of control and reclassified it as an available-for-sale security which was eventually written off; and (2) the Company reorganized its indirect royalty interest by transferring it to another entity in exchange for an aggregate economic interest of 99.44% in the entity (see Note 3).

Non-cash transactions in 2010: (1) the offsetting of a promissory note of C$1,750 plus accrued interest thereon against payable due to the affiliate; (2) the Company acquired all of the issued and outstanding common shares of Mass by issuing its own shares (see Note 3); (3) the Company acquired shares in a former special purpose entity by issuing 41,400 common shares of MFC Industrial, valued at $303; and (4) the Group exchanged a publicly-traded security with a carrying value of $799 for other publicly-traded securities with aggregate fair value of $1,457 from an affiliate, resulting in a gain of $658.

Note 38. Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties which include affiliates which the Group has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates' operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include MFC Industrial's directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any entity which has significant influence over MFC Industrial. These related party transactions are made in arm's length transactions at normal market prices and on normal commercial terms. In addition to transactions disclosed elsewhere in these financial statements, the Group had the following transactions with affiliates.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 38. Related Party Transactions (continued)

Continuing operations

Years ended December 31:	2012	2011	2010
Dividend income on common shares*	$-	$181	$193
Royalty expense paid and payable*	(693)	(773)	(800)
Sales of goods	1,012	455	-
Fee income	-	32	3
Purchases of goods	-	(3,476)	(1,856)
Fee expense for managing resource property	-	-	(1,575)
Fee expense for management services, including expense reimbursements	-	-	(333)
Director’s salary paid by a subsidiary to a close family member of a
director	(20)	(21)	-
Interest income	-	296	44
____________________

*	included in income from an interest in resource property

Discontinued Operations

Years ended December 31:	2012	2011	2010
Fee expense for management services, including expense reimbursements	$-	$-	$(127)

In addition to the transactions above, the Group had the following transactions with related parties:

In 2012, the Group entered into an agreement with a director of two of the Group’s subsidiaries whereby the director agreed to purchase 100% of the shares of a subsidiary from the Group for a nominal amount. The subsidiary did not have significant assets or business at the time of disposition. Subsequent to 2012, the director acquired another subsidiary from the Group (see Notes 18 and 36).

In 2011, the Group, in the normal course of business, purchased long-term available-for-sale securities with a fair value of $1,415 for cash from an entity which was a related party until June 2011.

In 2010, the Group entered into an agreement with its former wholly-owned subsidiary whereby the Group agreed to offset its payables to the former subsidiary against its note receivable (C$1,750) from the former subsidiary plus accrued interest thereon. Furthermore, the Group obtained bridge financing of $8,000 from the affiliate for three days. The Company did not pay any interest and fees to this affiliate in relation to such bridge financing.

Key management personnel

The remuneration of key management personnel of the Group was as follows:

Years ended December 31:	2012	2011	2010
Short-term employee benefits	$794	$1,023	$1,277
Post-employment benefits	-	-	-
Long term benefits	-	-	-
Termination benefits	456	-	784
Share-based payments*	-	2,089	-
Directors' fees	264	201	203
Total	$1,514	$3,313	$2,264
____________________

*	The share-based payments were computed by the reference to the fair value of options measured by Black-Scholes-Merton formula on the grant date (see Note 31).

Key management personnel comprises the members of the Board of Directors, President, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.

The termination benefits in 2012 represented amounts paid to a former Chief Financial Officer. The termination benefits in 2010 represented amounts paid to a former Chief Operating Officer.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 38. Related Party Transactions (continued)

In addition, in 2010, the Group paid $1,026 (comprising $998 in cash and $28 (net book value at the time of settlement) in a vehicle in aggregate to its former Chief Executive Officer as a termination benefit which was not included in the above remuneration table. The termination occurred in 2009 and the termination benefit was not recorded in 2009 until settled in 2010 and was included in the discontinued operations.

Note 39. Financial Instruments

The fair value of financial instruments at December 31 is summarized as follows:

As at December 31:	2012		2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets:
Fair value through profit or loss:
Cash and cash equivalents, short-term cash deposits and
restricted cash	$274,861	$274,861	$387,838	$387,838
Short-term securities	6,658	6,658	12,766	12,766
Derivative assets	633	633	66	66
Loans and receivables:
Receivables*	84,320	84,320	48,065	48,065
Bills of exchange	-	-	10,545	10,545
Available-for-sale instruments:
Securities, at market value	9,637	9,637	11,902	11,902
Total	$376,109	$376,109	$471,182	$471,182

Financial Liabilities:
Financial liabilities measured at amortized cost:
Short-term borrowings	$150,396	$150,396	$114,239	$114,239
Accounts payable and accrued expenses*	73,511	73,511	39,322	39,322
Debt	162,993	160,412	47,127	47,088
Facility term financing	18,718	18,718	-	-
Fair value through profit or loss:
Puttable instruments	7,761	7,761	-	-
Derivative liabilities	1,691	1,691	887	887
Total	$415,070	$412,489	$201,575	$201,536
____________________

*	Not including derivative and tax related items

Fair value of a financial instrument represents the amount at which a financial instrument could be bought or sold in a current transaction between willing parties under no compulsion to act (that is, other than in a forced transaction, involuntary liquidation or distressed sale). The best evidence of fair value is published price quotations in an active market. When the market for a financial asset or financial liability is not active, the Group establishes fair value by using a valuation technique. The chosen valuation technique makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the Group. Internally generated inputs take into account factors that market participants would consider when pricing the financial instruments, such as liquidity and credit risks. Use of judgment is significantly involved in estimating fair value of financial instruments in inactive markets and actual results could materially differ from the estimates. To value longer-term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used.

The fair value of cash and cash equivalents, restricted cash and short-term cash deposits is based on reported market value. The fair value of short-term trading securities is based on quoted market prices (Level 1 fair value hierarchy). The fair value of available-for-sale securities is based on quoted market prices, except for those which are not quoted in an active market which are measured by an appropriate valuation method (Level 3 fair value hierarchy). The fair values of bills of exchange, short-term receivables, short-term borrowings and accounts payable and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their carrying value. The fair values of long-term debt and other long-term liabilities were determined using discounted cash flows at prevailing market rates of interest for a similar instrument with a similar credit rating. The carrying amount of facility term financing was determined based on a discount rate of 12.1% which approximated the current market interest rate based on similar risk profile.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 39. Financial Instruments (continued)

The fair values of the derivative financial instruments are based on the quoted market prices when possible; if not available, estimates from third-party brokers. These broker estimates are corroborated with multiple sources and/or other observable market data utilizing assumptions that market participants would use when pricing the asset or liability, including assumptions about risk and market liquidity (Level 2 fair value hierarchy). Inputs may be readily observable, market-corroborated or generally unobservable. The puttable instruments are subject to put agreements and held by non-controlling parties in an inactive market. The fair values of the puttable instruments are determined using a DCF model (Level 3 fair value hierarchy).

The following tables present the financial instruments measured at fair value classified by the fair value hierarchy as at December 31, 2012 and 2011:

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Cash and cash equivalents, short-term cash deposits and restricted cash	$274,861	$-	$-	$274,861
Short-term securities	6,658	-	-	6,658
Derivative assets	-	633	-	633
Available-for-sale securities	9,637	-	-	9,637
Total	$291,156	$633	$-	$291,789

Financial Liabilities:
Fair value through profit or loss:
Puttable instruments	$-	$-	$7,761	$7,761
Derivative liabilities	-	1,691	-	1,691
	$-	$1,691	$7,761	$9,452

As at December 31, 2011	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Cash and cash equivalents, short-term cash deposits and restricted cash	$387,838	$-	$-	$387,838
Short-term securities	12,766	-	-	12,766
Derivative assets	-	66	-	66
Available-for-sale securities	11,902	-	-	11,902
Total	$412,506	$66	$-	$412,572

Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$-	$887	$-	$887

Movement of Level 3 of fair value hierarchy:	2012	2011
Opening balance	$-	$-
Addition as a result of derecognition of a subsidiary	-	1,909
Addition from business combination (see Note 29)	7,684	-
Change in fair value during the year	77	-
Write-off	-	(1,909)
Ending balance	$7,761	$-

Generally, management of the Group believes that current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Group uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. The Group has risk managers and other personnel to perform checking functions and risk assessments to ensure that Group's procedures and policies are complied with.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 39. Financial Instruments (continued)

Many of the Group's strategies, including the use of derivative instruments and the types of derivative instruments selected by the Group, are based on historical trading patterns and correlations and the Group's management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect the Group's risk management strategies during the period, and unanticipated developments could impact the Group's risk management strategies in the future. If any of the variety of instruments and strategies the Group utilizes is not effective, the Group may incur losses.

The Group does not trade in financial instruments, including derivative financial instruments, for speculative purposes.

The nature of the risk that the Group's financial instruments are subject to as at December 31, 2012 is set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and cash equivalents, short-term cash deposits
and restricted cash	X		X	X
Short-term securities			X		X
Long-term securities			X		X
Derivative assets and liabilities	X	X	X		X
Receivables	X		X
Short-term bank borrowings		X	X	X
Accounts payable and accrued expenses		X	X
Long-term debt (including MPP term financing)		X		X
Puttable instruments		X

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk, because of their short-term nature. The Group's long-term debt is not exposed to significant interest rate cash flow risk as the interest rates have been fixed for approximately 75% of the Group's long-term debt.

Sensitivity analysis:

At December 31, 2012, if benchmark interest rates (such as LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, income from continuing operations for the year 2012 would have been $150 higher, arising mainly as a result of lower net interest expense. Conversely, if benchmark interest rates at that date had been 100 basis points (1.00%) per annum higher with all other variables held constant, income from continuing operations for the year 2012 would have been $139 lower, arising mainly as a result of higher net interest expense. There would have been no impact on the Group's other comprehensive loss.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 39. Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Group to credit risk consist of cash and cash equivalents, restricted cash, short-term cash deposits and derivative and credit exposures to customers, including outstanding receivables and committed transactions. The Group has deposited the cash and cash equivalents, restricted cash, short-term cash deposits and entered into derivative contracts with reputable financial institutions with high credit ratings, from which management believes the risk of loss to be remote. The Group does not have exposure to Eurozone sovereign debt for which the issuing states (Greece, Spain and Portugal) have experienced credit downgrades or other indicators of financial difficulties, and customers of these Eurozone states.

Most of the Group’s credit exposures are with counterparties in the commodities and resources industries and are subject to normal industry credit risk. The Group has receivables from various entities including customers and affiliates. Management does not believe that any single customer or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Group's large and diversified customer base. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements. The Group routinely monitors credit risk exposures, including sector, geographic and corporate concentrations of credit and set and regularly review counterpart credit limits based on rating agency credit ratings and/or internal assessments of company and industry analysis. The Group also uses factoring and credit insurances to manage credit risk. Management believes that these measures minimize the Group’s overall credit risk; however, there can be no assurance that these processes will protect the Group against all losses from non-performance.

The average contractual credit period for trade receivables is about 60-90 days. However, due to the use of the factoring facilities, the average life time of trade receivables are reduced to approximately 10 days. The average contractual credit period for trade receivables from hydrocarbon sales is about 30 days. For the aging analysis of the past-due receivables, see Note 9.

The maximum credit risk exposure as at December 31, 2012 is as follows:

Amounts recognized in the consolidated statement of financial position:

Cash and cash equivalents, short-term cash deposits and restricted cash	$274,861
Derivative assets	633
Receivables	84,320
359,814
Guarantees (see Note 36)	12,995
Maximum credit risk exposure	$372,809

As at December 31, 2012, the Group had issued guarantees up to a maximum of $12,995 to its trading and financing partners in the normal course of its commodities activities. As of December 31, 2012, $5,178 has been used and outstanding and has not been recorded as liabilities in the consolidated statement of financial position. In the past five years, no claim has been made against the guarantees issued by the Group. Typically, these guarantees are issued on behalf of the Group's trading and financing partners and, in case of non-performance by a trading or financing partner and a claim is made against the Group, the Group can make the claim against the defaulting trading or financing partner to recover the loss.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 39. Financial Instruments (continued)

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Group operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros and the United States dollars. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group's exposure to foreign currency risk on material contracts denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2012 and 2011, the Group had derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of $86,966 and $nil, respectively, and a net unrealized fair value loss of $1 and $nil, respectively.

The Group does not have any material exposure to highly inflationary foreign currencies.

Sensitivity analysis:

At December 31, 2012, if the U.S. dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, income from continuing operations for the year 2012 would have been $9,169 lower. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, income from continuing operations would have been $7,714 higher. The reason for such change is mainly due to certain currency derivatives instruments. There would have been no material impact arising from financial instruments on other comprehensive loss in either case.

At December 31, 2012, if the Euro had weakened 10% against the Group companies’ functional currencies with all other variables held constant, income from continuing operations for the year 2012 would have been $7,816 lower. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, income from continuing operations would have been $7,867 higher. The reason for such change is mainly due to certain Euro-denominated financial assets (net of liabilities) held by entities whose functional currency is not the Euro. There would have been no impact arising from financial instruments on other comprehensive loss in either case.

At December 31, 2012, if the Canadian dollars had weakened 10% against the Group companies’ functional currencies with all other variables held constant, income from continuing operations for the year 2012 would have been $12,370 lower. Conversely, if the Canadian dollars had strengthened 10% against the local functional currencies with all other variables held constant, income from continuing operations would have been $10,915 higher. The reason for such change is mainly due to certain Canadian dollar-denominated financial assets (net of liabilities) held by entities whose functional currency is not the Canadian dollars and currency derivative instruments. There would have been no impact arising from financial instruments on other comprehensive loss in either case.

Other price risk

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market. The Group's other price risk includes equity price risk whereby the Group's investments in equities of other entities held for trading or as available for sale are subject to market price fluctuation. The Group did not hold any asset-backed securities.

Sensitivity analysis:

At December 31, 2012, if the equity price in general had weakened 10% with all other variables held constant, income and other comprehensive income from continuing operations for the year 2012 would have been $524 and $951, respectively, lower. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, income and other comprehensive loss would have been $524 and $951, respectively, higher.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 39. Financial Instruments (continued)

The Group buys and sells commodities future contracts on the London Metal Exchange and enters into financial derivative contracts (e.g. futures and swaps) with banks, customers and commodities brokers. Management uses the financial derivative contracts to manage the price fluctuation for its own account or for customers. As at December 31, 2012, the Group had outstanding commodity derivative financial instruments with an aggregate notional amount of $30,818 primarily to hedge against the long position in inventories, which resulted in a net unrealized fair value loss of $1,059. There were no commodities derivative contracts at December 31, 2011.

Sensitivity analysis:

At December 31, 2012, if the commodity price in the financial instrument contracts in general had weakened 10% with all other variables held constant, income from continuing operations for the year 2012 would have been $1,226 higher. Conversely, if the commodity price in the financial instrument contracts in general had strengthened 10% with all other variables held constant, income from continuing operations would have been $1,226 lower. There would have been no impact on other comprehensive loss in either case.

The Group executes contracts with third parties for the sale and physical delivery of commodities so as to intend to achieve a targeted price. Contracts for such are not typically financial instruments and therefore excluded from the fair value disclosure and sensitivity analysis.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group requires liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to operate the commodities and resources business. The Group put in place an actively managed production and capital expenditure budgeting process for major capital programs. The Group's approach to managing liquidity is to ensure, as far as possible, that it always has sufficient liquidity to meet its liabilities when they fall due, under normal and stress conditions, without incurring unacceptable losses. The Group is not subject to material liquidity risk because of its strong cash position. The Group also maintains adequate banking facilities, including factoring arrangements. It is the Group's policy to invest cash in highly liquid, diversified money market funds or bank deposits for a period of less than three months. The Group may also invest in cash deposits with an original maturity date of more than three months so as to earn a higher interest income.

The Group also maintains an acid test ratio greater than one, which indicates that the Group has strong short-term assets to cover its immediate liabilities without selling inventory.

Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. All derivative financial liabilities are to be settled within one year. Please also refer to Note 22 for the Group’s debt maturity schedule.

Concentration risk

Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of total financial assets (or liabilities) in the Group's consolidated statement of financial position.

The Group regularly maintains cash balances in financial institutions in excess of insured limits. The Group has deposited the cash and cash equivalents, restricted cash and term deposits with reputable financial institutions with high credit rating, and management believes the risk of loss to be remote. As at December 31, 2012, the Group had cash and cash equivalents aggregating $22,800 with and an investment of $207 in a banking group in Austria. The Group also owed $143,337 in aggregate short-term banking borrowings and debt to the Austria banking group.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 39. Financial Instruments (continued)

Additional disclosure

In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in the consolidated statement of operations for years ended December 31, 2012, 2011 and 2010 as follows:

	2012	2011	2010
Interest income on financial assets not at fair value through profit or loss	$6,730	$2,935	$2,044
Interest income on financial assets classified at fair value through profit or
loss	3,759	7,766	748
Total interest income	$10,489	$10,701	$2,792

Interest expense on financial liabilities not at fair value through profit or
loss	$7,004	$(2,381)	$(397)
Interest expense on financial liabilities classified at fair value through
profit or loss	4,661	(4,305)	(577)
Total interest expense	$11,665	$(6,686)	$(974)

Dividends income on financial assets at fair value through profit or loss	$256	$250	$467
Dividends income on financial assets classified as available for sale,
resource property related*	-	181	193
Dividends income on financial assets classified as available for sale, other	104	88	-
Net gain (loss) on financial assets at fair value through profit or loss	1,104	298	(170)
Credit (recovery) losses	(521)	(530)	795
____________________

*	included in income from an interest in resource property

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 40. MFC Industrial and its Significant Subsidiaries

MFC Industrial has its principal executive office at Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada.

The following table shows the direct and indirect significant subsidiaries as at December 31, 2012. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

		Proportion of	Proportion of
	Country of	Voting	Beneficial
Subsidiaries	Incorporation	Interest	Interest
MFC Commodities GmbH	Austria	100%	100%
MFC Trade & Financial Services GmbH	Austria	100%	100%
IC Managementservice GmbH	Austria	100%	100%
International Trade Services GmbH	Austria	100%	100%
MFC Metal Trading GmbH	Austria	100%	100%
Kasese Cobalt Company Limited	Uganda	75%	100%
AFM Aluminiumfolie Merseburg GmbH	Germany	55%	55%
MAW Mansfelder Aluminiumwerk GmbH	Germany	55%	55%
MFC (A) Ltd.	Marshall Islands	100%	100%
MFC (D) Ltd.	Marshall Islands	100%	100%
Brock Metals s.r.o.	Slovakia	100%	100%
M Financial Corp.	Barbados	100%	100%
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China	90%	90%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%	46%
MFC Corporate Services AG	Switzerland	100%	100%
Compton Petroleum Austria GmbH	Austria	100%	100%
Compton Petroleum Corporation	Canada	100%	100%
ACC Resources Co., L.P.	U.S.	70%	80%*
ACC Resources S.R.L.	Argentina	70%	80%*
Possehl Mexico S.A. de C.V.	Mexico	60%	60%*
____________________

*	The non-controlling interests are classified as puttable instrument financial liabilities on the consolidated statement of financial position.

As at December 31, 2012, there were no significant restrictions (including protective rights of non-controlling interests) which could significantly restrict MFC Industrial’s ability to access or use the assets and settle the liabilities of the Group.

Note 41. Subsequent Events

Dividend

On January 14, 2013, MIL announced its annual cash dividend for 2013 as follows:

  The 2013 annual cash dividend will be $0.24 per common share in total, paid in quarterly installments.

  The first payment of $0.06 per common share was be paid on February 8, 2013 to shareholders of record on January 25, 2013.

  The remaining quarterly dividend payments of $0.06 per common share in 2013 are expected to be made in March, June and September, respectively.

  The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Note 42. Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors and authorized for issue on April 1, 2013.

ITEM 19: EXHIBITS

Exhibits Required by Form 20-F

Exhibit
Number	Description
1.1*	Amended and Restated Articles of MFC Industrial Ltd.

1.2*	Notice of Articles dated October 11, 2011 of MFC Industrial Ltd.

1.3*	Certificate of Change of Name dated September 30, 2011 of MFC Industrial Ltd.

4.1	Amendment to Mining Lease Agreement dated January 1, 1987 between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.

4.2	Memorandum of Agreement dated November 24, 1987 between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.

4.3	First Amendment to the Memorandum of Agreement between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.

4.4	Amended 1997 Stock Option Plan. Incorporated by reference from our Form S-8 dated May 23, 2007.

4.5	Arrangement Agreement dated February 26, 2010 between MFC Industrial Ltd. and KHD Humboldt International (Deutschland) AG. Incorporated by reference from our Form 6-K dated March 3, 2010.

4.6	Agreement dated September 24, 2010 between MFC Industrial Ltd. and Mass Financial Corp. Incorporated by reference from our Form 6-K dated September 30, 2010.

4.7	2008 Equity Incentive Plan. Incorporated by reference from our Form F-4 dated October 7, 2010.

4.8	Support agreement between MFC Industrial Ltd. and Compton Petroleum Corporation dated July 6, 2012. Incorporated by reference from our Form 6-K dated July 13, 2012.

8.1	List of significant subsidiaries of our company as at April 1, 2013.

11.1	Code of Ethics. Incorporated by reference from our Form 6-K dated October 5, 2009.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent dated April 1, 2013 of Deloitte LLP.

15.2	Consent dated April 1, 2013 of Davidson & Company LLP.

15.3	Third Party Report on Reserves.

15.4	Consent dated April 1, 2013 of GLJ Petroleum Consultants Ltd.

16.1	Mine Safety and Health Administration Safety Data.
____________________

*	Incorporated by reference from our Form 20-F's filed in prior years.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 1, 2013
MFC INDUSTRIAL LTD.

/s/ Michael J. Smith
Michael J. Smith
Chairman, Chief Executive Officer and President