Form 20-F
period 2013-12-31
MFC Industrial Ltd.
filed 2014-03-31
CIK 16859

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

     There were 62,552,126 common shares, without par value, issued and outstanding as of December 31, 2013.

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

     If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17      ☐ Item 18

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ YES      ☒ NO

MFC INDUSTRIAL LTD.

A GLOBAL COMMODITY SUPPLY CHAIN COMPANY

OUR PRIMARY FOCUS IS THE GLOBAL COMMODITY SUPPLY CHAIN BUSINESS.

We source, produce, process, transport, warehouse, finance and assess related risk regarding these commodities for producers and consumers around the world.

Our integrated operations span a wide range of commodities such as metals, ceramics, minerals, oil natural gas, silicones, chemicals, plastics, food and beverage additives, animal feed and wood products. These are supported by our captive sources acquired through strategic investments and offtake arrangements and other sourcing from third parties.

SELECTED FINANCIAL DATA

68%

Increase in revenues for the twelve months of 2013,
compared to the same period in 2012.

HISTORICAL GROWTH OF TOTAL ASSETS AND TOTAL EQUITY
All amounts in United States dollars
TOTAL EQUITY	TOTAL ASSETS

HISTORICAL DEBT
All amounts in United States dollars, except ratios
TOTAL DEBT	RATIOS

DEAR FELLOW SHAREHOLDERS

We are pleased to present the results of MFC Industrial Ltd. (“MFC”, the “Company”, “we” or ”us”) for the year ended December 31, 2013 and to provide you with an update on our recent corporate developments. (All references to dollar amounts are in United States dollars unless otherwise stated.)

Our net income for the fourth quarter of 2013 was disappointing, even though we saw revenue growth. This situation primarily arose from comprehensive internal reviews that were carried out at year end which resulted in significant non-cash adjustments totaling $15.1 million.

In 2013, our revenues grew by 68% compared to the same period in 2012. This was good progress, but we can certainly improve. Our EBITDA (earnings before interest, taxes, depreciation, depletion and impairment), for the year was $65.4 million (EBITDA is not a financial performance measure under International Financial Reporting Standards (“IFRS”) and has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for our results as reported under IFRS. See page VI of this Letter to Shareholders for a reconciliation of our net income).

With the expansion of our commodity platform into new products and new markets, we saw pricing of some commodities come under pressure during the year. We still need to improve our margins as they are not at what we believe are acceptable levels.

During the past five years, global markets for commodities experienced a contraction and have only recently started to recover. This recovery has perhaps been most evident in North America, particularly in the United States, with our principal markets in Europe following at a much slower pace. The supply of commodities is a top-line driven business with narrow margins and cyclical movements affect our operating results accordingly. As the overall world economy continues to recover and grow, we anticipate these revenues and operating results will be enhanced.

In addition to this anticipated organic growth, the recently announced acquisitions of FESIL AS Group (“FESIL”) and F.J. Elsner & Co GmbH (“Elsner”) are expected to significantly increase our commodities and resources revenues, which were $778.5 million in 2013, and provide a meaningful contribution to net income.

We have kept to our historic policy, which with any expansion or acquisition is to not dilute our shareholders by issuing any new shares, as well as maintaining our financial discipline with our balance sheet and financial ratios.

I
LETTER TO SHAREHOLDERS

2013 MAJOR DISAPPOINTMENTS
For the three months ended December 31, 2013
►	Our net loss of $12.6 million for the fourth quarter of 2013 was disappointing.
►	Primary cause of the loss:

  Increased general and administrative expenses without immediate benefit.

  Reduction in our deferred income tax assets - $4.9 million.

  Adjustment of depletion and depreciation - $4.1 million.

  Impairment charge on our resource properties primarily because of a change in the forward price deck used in the 2013 valuation versus 2012 which projected a lower long-term price for natural gas - $6.1 million.

2013 HIGHLIGHTS
For the year ended December 31, 2013
►	Revenues increased by 68% to $813.9 million for the year ended December 31, 2013, compared to the same period in 2012.
►	EBITDA was $65.4 million for the year ended December 31, 2013.*
►

Net income for the year ended December 31, 2013 decreased to $9.7 million, or $0.15 per share on a diluted basis, compared to $200.1 million, or $3.20 per share for the same period of 2012.* This was primarily due to the recognition of a bargain purchase of $218.7 million, or $3.50 per share, in the 2012 period and higher costs of sales, depletion and impairments in 2013.

►

Completion of a participation arrangement with a drilling partner at Niton (the “Drilling Partner”), who will spend a minimum of CDN$50 million to drill at least 12 net wells on our undeveloped lands in the next three years. MFC can elect to participate for 30% on a look-back basis in such wells or we can elect to receive a 10% gross royalty on the related production. In addition, we will process a substantial portion of the natural gas though our processing plant. Our Drilling Partner has already commenced drilling its first well.

►	Annual cash dividend for 2013 was $0.24 per common share and was paid in equal quarterly installments of $0.06 per common share.
►

Our natural gas hedges currently consist of an outstanding short position of approximately $87.5 million of NYMEX natural gas swaps with maturities ranging from August 2014 to March 2015 at an average weighted price of $4.39 per mcf.

►	Maintained the integrity of our balance sheet and financial ratios.

*Note:	EBITDA is not a measure of financial performance under IFRS, has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. See page VI of this Letter to Shareholders for a reconciliation of our net income to EBITDA. Certain 2012 figures were recast. Please refer to notes 3 and 41 of our audited annual financial statements for the year ended December 31, 2013.

II
LETTER TO SHAREHOLDERS

2014 MAJOR DEVELOPMENTS
Subsequent events for the three months of 2014
►

Our acquisition of a 100% interest in FESIL, a vertically integrated supply-chain management company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, the United States and China and an interest in several quartz deposits in Spain, is completing concurrently herewith. Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel and cast iron.

►

On February 11, 2014, Cliffs Natural Resources (“Cliffs”), the operator of the Wabush Mine (“Wabush”), announced that it will idle Wabush by the end of the first quarter of 2014 due to high operating costs at the mine. We have started a dialogue with other stakeholders to rationalize this asset.

►

On March 11, 2014, MFC acquired Elsner, a global commodities supply company which was founded in 1864, with its head office based in Vienna, Austria. Elsner is focused on a full range of steel and related products.

►	In March 2014, MFC announced its annual cash dividend for 2014 will be $0.24 per common share, as well as the appointment of a new Chief Financial Officer.
►	Our goal for 2014 is to double our commodities and resource revenue and realize the related margins as we integrate the new companies.

FINANCIAL HIGHLIGHTS
All amounts in thousands, except per share amount and ratios
December 31, 2013
Cash, cash equivalents and securities	$334,241
Short-term deposits	4,381
Trade receivables	115,678
Current assets	711,021
Total assets	1,318,598
Current liabilities	314,709
Working capital	396,312
Current ratio*	2.26
Acid test ratio*	1.60
Total liabilities	618,857
Shareholders’ equity	699,570
Equity per common share	11.18

*Note:	The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables divided by total current liabilities (excluding liabilities relating to assets held for sale).

III
LETTER TO SHAREHOLDERS

LIQUIDITY

As at December 31, 2013, we had cash and cash equivalents, short-term deposits and securities of $338.6 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio.

LIQUIDITY
All amounts in thousands
	December 31, 2013	December 31, 2012
Total debt (current/long-term portions)	$234,740	$162,993
Less: cash and cash equivalents	(332,173)	(273,790)

Net debt (net cash & cash equivalents)	(97,433)	(110,797)
Shareholders' equity	699,570	730,587

LONG-TERM DEBT

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LONG-TERM DEBT AND DEBT METRICS
All amounts in thousands, except ratio
	December 31, 2013	December 31, 2012
Long-term debt, less current portion	$189,871	$118,824	*
Shareholders' equity	699,570	730,587
Long-term debt-to-equity ratio	0.27	0.16

*Note:	This table does not include the term financing relating to our gas processing plant as it involved a purchase option and future processing fees. The option was exercised in 2013.

CREDIT FACILITIES

We maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term and are used for day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at December 31, 2013, we had credit facilities aggregating $511.6 million, comprised of: (i) unsecured revolving credit facilities aggregating $220.5 million from banks; (ii) revolving credit facilities aggregating $68.9 million from banks for structured solutions, a special trade financing where the margin is negotiable when the facility is used; (iii) a non-recourse factoring arrangement with a bank for up to $130.9 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) a foreign exchange credit facility of $53.3 million with a bank; and (v) secured revolving credit facilities aggregating $38.0 million. All of these facilities are renewable on a yearly basis.

CASH FLOWS

Due to the type of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. The global commodity supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

IV
LETTER TO SHAREHOLDERS

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2013

Total revenues for the year ended December 31, 2013 increased 68% to $813.9 million, compared to $485.7 million in 2012. Revenues were up for the year ended December 31, 2013 because of several factors, including the integration of our new operations and increases in volumes for some of our commodities.

EBITDA for the year ended December 31, 2013 increased to $65.4 million. EBITDA has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for our results as reported under IFRS. See page VI of this letter for a reconciliation of net income to EBITDA.

Net income for the year ended December 31, 2013 decreased to $9.7 million, or $0.15 per share on a diluted basis, from $200.1 million (which included a bargain purchase gain of $218.7 million), or $3.20 per share on a diluted basis, for the same period last year. Net income for the year was down primarily due to:

  higher costs of sales;

  depreciation and depletion;

  impairments and income tax adjustments; and

  the catastrophic flooding in Alberta, Canada.

The income statement for the year ended December 31, 2013 includes non-cash depletion and depreciation expenses of approximately $28.1 million, as well as an impairment charge of $6.1 million, representing an aggregate of $0.54 per share on a diluted basis. Depletion and depreciation are non-cash expenses and represent the amortization of the historical cost of our natural gas assets and other assets over their economic life. They are income statement expenses but are added back in the cash flow statement.

Revenues for our commodities and resources business were $778.5 million for the year ended December 31, 2013, compared to $455.9 million for the same period in 2012. Included are the gross revenues generated by our iron ore royalty interest which, for the year ended December 31, 2013, were approximately $25.7 million, compared to $29.1 million in 2012. A total of 2.8 million tons of iron ore products were shipped during 2013, compared to 3.2 million tons shipped during the same period in 2012.

Revenues from our merchant banking business were $12.6 million for the year ended December 31, 2013, compared to $11.8 million for the same period in 2012.

Other revenues, which encompass our corporate and other operations, were $22.9 million for the year ended December 31, 2013, compared to $18.0 million for the same period in 2012.

Costs of sales increased to $710.4 million during the year ended December 31, 2013 from $406.7 million for the same period in 2012. Selling, general and administrative expenses increased to $63.1 million for the year ended December 31, 2013 from $47.7 million for the same period in 2012.

OVERVIEW OF OUR RESULTS FOR THE YEAR ENDED DECEMBER 31, 2013

Our total revenues by operating segment for each of the years ended December 31, 2013 and 2012 are broken out in the table below:

REVENUES
All amounts in thousands
	December 31, 2013	December 31, 2012
	twelve months	twelve months
Commodities and resources	$778,487	$455,898
Merchant banking	12,568	11,751
Other	22,883	18,010

Total revenues	$813,938	$485,659

V
LETTER TO SHAREHOLDERS

Our net income from operations for each of the years ended December 31, 2013 and 2012 are broken out in the table below:

INCOME FROM OPERATIONS
All amounts in thousands, except per share amounts
	December 31, 2013	December 31, 2012
	twelve months	twelve months
Commodities and resources	$7,350	$(23,946	)(1)
Merchant banking	18,293	231,632	(2)
Other	(9,564)	(9,301)

Income before income taxes	16,079	198,385
Income tax recovery (expenses)	(1,574)	8,528
Resource property revenue tax expenses	(5,003)	(5,902)
Net loss (income) attributable to non-controlling interests	163	(867)

Net income attributable to shareholders	$9,665	$200,144

Earning per share, diluted	$0.15	$3.20

Notes: (1)	Including impairment of interest in resource properties of $42.6 million and inventory write-off of $19.4 million in a former subsidiary.

(2)	Including bargain purchase of $218.7 million.

EBITDA BREAKDOWN

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and impairment. Management uses EBITDA as a yardstick measurement of its own operating results, and as a benchmark relative to its competitors. Management considers it to be a meaningful supplement to net income as a performance measure primarily because we incur depreciation, depletion and impairment expenses and EBITDA generally represents cash flow from operations. The following table reconciles our EBITDA to net income for the year ended December 31, 2013.

EBITDA (earnings before interest, taxes, depreciation, depletion and impairment)
All amounts in thousands
December 31, 2013
Net income	$9,502
Income taxes	6,577
Finance costs	15,172
Depreciation, depletion and impairment	34,162

EBITDA*	$65,413

*Note:	EBITDA is not a measure of financial performance under IFRS, has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS.

VI
LETTER TO SHAREHOLDERS

INTERNATIONAL JUST-IN-TIME DELIVERIES

▪

STRATEGIC INVESTMENTS IN RESOURCE ASSETS

▪

OFFTAKE AGREEMENTS

▪

COMMODITIES FOR SPECIFIC, COMMITTED BUYERS

▪

PURCHASING, SELLING, PROCESSING AND DELIVERING

VII
LETTER TO SHAREHOLDERS

REVENUE BREAKDOWN BY REGION

The following pie chart shows our revenue by region for the year ended December 31, 2013.

COMMODITY LINES

As a result of our recently announced acquisitions, combined with our other integrated commodities and mineral interests operations, we can now supply a wide range of commodities including metals, ceramics, minerals, natural gas, chemicals, plastics, additives for food and beverages and wood products. These are supported by our captive commodities arrangements through strategic direct and indirect investments, and other sources secured by us from third parties. The following charts show some of the commodities we will supply:

VIII
LETTER TO SHAREHOLDERS

UPDATE ON OUR NATURAL GAS & MIDSTREAM FACILITIES

Since the acquisition of the natural gas and midstream facilities, which significantly expanded our global commodities platform into the energy sector, we have been determined to expand these operations as they present an opportunity for growth through value-added projects and the consolidation of regional gas production. To this end, we are in the process of segregating our various operations into three distinct energy divisions:

MFC Energy (“MFCE”)

MFCE will act as the corporate office and administrative center for all these energy divisions. It will seek to leverage the existing asset base in transactions that add value to MFC and its shareholders.

MFC Processing (“MFCP”)

This entity will manage the existing natural gas processing assets of MFCE on a standalone basis. The following table sets out our average sales prices, operating costs, royalty amounts, transportation costs and total production for the year ended December 31, 2013:

NATURAL GAS WELLS (COSTS AND PRODUCTION)
All amounts in Canadian dollars, except production numbers
			For the year ended December 31, 2013
	Natural Gas	NGLs(1)	Crude Oil	Total
	($/mcf)	($/bbl)	($/bbl)	($/boe)
Price(2)	$ 3.46	$ 75.63	$ 84.98	$ 30.72
Royalties	0.62	24.53	20.78	6.81
Transportation costs	0.14	4.92	2.29	1.37
Operating costs(3)	---	---	---	12.38
Production(4)	17,522 mmcf	411.6 mboe	118.7 mbbl	3,450 mboe

Notes:	(1) Includes sulphur.

(2) Average sales price includes third party processing fees.

IX
LETTER TO SHAREHOLDERS

(3)

A portion of our natural gas production is associated with crude oil production. Excludes the impact of hedging on prices and does not include non-cash operating costs of CDN$8.96 per boe consisting of depletion and depreciation. Operating costs per individual product are not available as they are charged to gas production only and any allocation would be arbitrary.

(4)	Net of other working interests.

Our land bank as at December 31, 2013 was 268,875 net undeveloped acres (1,088.1 square kilometers) which we do not plan to sell or develop at this time.

We will develop midstream businesses at our existing Mazeppa facility and identify and grow the midstream business through re-purposing existing midstream assets or by investing in new projects.

The restructuring of this emerging midstream business is underway with several MFCE assets identified to be created or transferred to this new division, including:

  Consolidation of the processing facility in the Niton area (the “Niton Plant”) into MFCP. The Niton Plant will process substantially all gas produced under the participation agreement.
  Consolidation of the processing facilities in the Callum & Cowley area into MFCP.
  Consolidation of our compression and gas gathering system, which is one of largest such systems in Southern Alberta.
  Construction of a 15MW generating plant at our facility, which is proceeding on schedule.
  Increasing the Niton Plant’s capacity through a debottlenecking project to increase processing revenue from our Drilling Partner and from other third party production. New drilling from our Drilling Partner should increase natural gas production in the area.
➢	Our Drilling Partner will spend a minimum of CDN$50 million to drill at least three new wells per year for a total of 12 net wells (to a minimum of 800 horizontal meters each) during the initial three-year term. They are in the process of completing drilling of the first well.
➢	Our Drilling Partner will pay 100% of the drilling and completion costs of each well at its own sole risk and expense.
➢	After a well is drilled and there is continuous production, we can elect to participate for up to a 30% working interest in each well on a look-back basis by paying 25% of its actual costs; or we can elect to receive a 10% gross royalty on future production instead.
➢	Drilling is currently underway.
  Planning strategies for a deep-cut and fractionation plant that will generate additional revenue from the sales of natural gas liquids (extracted from natural gas) including: ethane, propane and butane.

MFC Marginal Wells (“MFCW”) (in development)

  Provide up-stream marginal well production and services.
  Focus on improving production through innovation and cost optimization.
  Acquire similar marginal well assets and apply best practices to lower costs or raise production through economies of scale and technical ability.
➢	MFCW would be an upstream-marginal well operator and a service provider.
➢	MFCW’s assets would be comprised of certain MFCE’s assets located in Southern Alberta which share similar operating characteristics.
➢

This division was created to operate a specialized low-cost structure that the shallow, dry and low-production wells require. In addition to the existing MFCE assets, MFCW would grow through the acquisition of similar assets that are accretive in terms of reduced operating costs and increased production.

Hedging Natural Gas Derivatives

In December 2013, to hedge the volatility of natural gas prices and organically long nature of our natural gas subsidiary, we entered into a short position of long-term NYMEX natural gas swaps with a notional value of approximately $50 million.

X
LETTER TO SHAREHOLDERS

USING OUR FINANCIAL RESOURCES AS LEVERAGE TO HELP FINANCE ONE OR BOTH SIDES OF A COMMODITY TRANSACTION

▪

KEY LOCATION WAREHOUSING, PROCESSING, PACKAGING AND DELIVERING INTERNATIONAL JUST-IN-TIME DELIVERIES

▪

PROVEN RELIABLITY AND CONSISTENT QUALITY

XI
LETTER TO SHAREHOLDERS

In January and February, as natural gas prices continued to rise, we increased our position using shorter-duration swaps which had risen with the uncharacteristically cold winter weather. We continue to hold these hedging derivatives and, as of March 28, 2014, we were short approximately $87.5 million of NYMEX natural gas swaps with maturities ranging from August 2014 to March 2015 at an average weighted price of $4.39 per mcf.

UPDATE ON OUR COMMODITIES PLATFORMS

In 2013 MFC Commodities GmbH (“MFCC”) continued to intensify its business relationships with the wood pellets industry, which started in 2005. The global pellets industy is growing not only in Europe but also in North America. MFCC will now purchase wood pellets from their production in the United States and transport the goods by sea to Europe.

MFCC has further strengthened its focus on structured supply chain transactions, in combination with its logistics expertise. For example, MFCC has entered into an offtake agreement with a Yakutian producer of sawn larch wood and structured the transaction. Besides sales and risk management, transport logisitics from Yakutia to Europe are a key element of such a transaction.

MFCC has continued to integrate its supply chain and logistics activities in order to enhance business opportunities on a global scale. We have been able to identify additional sourcing opportunities and have expanded our sales teams and continue to search for specialists in these new markets.

The importance of MFC China continues to grow with our expansion, primarily in sourcing and supply. The allocation of additional staff to work alongside existing employees in China will improve our communications, quality control and logistics.

UPDATE ON THE ROYALTY INTEREST (WABUSH MINE)

For the year ended December 31, 2013, Cliffs shipped a total of 2,840,039 tons of iron ore pellets and concentrate, compared to 3,189,443 tons in 2012. The average gross royalty realized price per ton (ore pellets and/or concentrate) for the year ended December 31, 2013 was CDN$9.35.

In February 2014 Cliffs announced a significant reduction in previously planned 2014 capital expenditures and, due to the current pricing environment, decided to idle Wabush by the end of the first quarter of 2014.

This will have an effect on our earnings going forward and we have now started a dialogue with other stakeholders to try to rationalize this asset.

UPDATE ON OUR CAPTIVE SOURCE OF FERROUS METALS AT PEA RIDGE

The project is still currently at a preliminary stage and any decision on proceeding, including development activities, is dependent on the completion of further analysis, including feasibility studies. Activities at the project are proceeding in an orderly fashion and it is currently anticipated that substantial additional expenditures will be incurred in order to determine the feasibility of the project.

2014 MAJOR DEVELOPMENTS (SUBSEQUENT EVENTS)

FESIL AS Group

Our acquisition of FESIL is completing concurrently herewith. FESIL is a vertically integrated commodity supply chain company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, the United States and China and an interest in quartz deposits in Spain.

Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel and cast iron.

XII
LETTER TO SHAREHOLDERS

FESIL’s melting plant is located in Mo i Rana and produces a range of ferrosilicon products including granulated and refined qualities (high and semi-high purity), which makes up the bulk of its production. Annual capacity of the plant is approximately 80,000 tonnes of ferrosilicon and 23,000 tonnes of microsilica. The facility is certified according to ISO 9001 and ISO 14001 and complies with Norway’s strict environmental and operational requirements. The purchase price of approximately 500 million Norwegian Krone (approximately $82 million) is based on the net tangible asset value as of September 30, 2013 and will be adjusted to reflect the fair value of certain assets and the operating results over the period to final closing. In addition to the purchase price, MFC will pay a royalty based on tiered ferrosilicon production at the Mo i Rana facility for two years, which is expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production.

FESIL reported net revenues in 2013 of approximately 2.9 billion Norwegian Krone (approximately $487.5 million) with its alloy production representing just over 25% of net revenue. Approximately 60% of FESIL’s ferrosilicon production is sold directly through its own sales offices to customers which include some of the world’s leading steelworks, aluminum/iron foundries and chemical groups. The sales offices also sell a number of complementary products including ferroalloys, metals, minerals, and specialty products. FESIL is a strategic acquisition that will add geographic reach, a diverse product portfolio, an established brand name, a well-respected management team and excellent employees to our global commodity supply-chain platform.

F.J. Elsner & Co. GmbH

In March 2014, MFC acquired a 100% interest in Elsner, a global commodity supply chain company focused on steel and related products with offices in Vienna, Austria and which was founded in 1864.

Elsner’s offerings include a full range of steel products including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubes and merchant bars. Elsner has longstanding relationships with many steel mills in Eastern and Southern Europe as well as the Baltic States and the CIS.

Revenue for the fiscal year ended June 30, 2013 was $145.5 million and they offer significant diversification with their products, customers and suppliers. The purchase price is for nominal consideration and certain contingent payments. The following highlights certain opportunities related to the acquisition of Elsner:

  We will now offer structured solutions to Elsner’s customers and suppliers.
  The ability to market steel related raw materials to our current suppliers and industry contacts.
  Our supply chain structured solutions will reduce risks and expand the customer base.
  We may enter into exchange transactions for the supply of raw materials for offtake products with customers.

Elsner is a company now approaching its 150th anniversary and provides MFC with a solid customer base, an excellent product portfolio and an extremely well-respected management and trading team which will enhance our global supply chain platform.

XIII
LETTER TO SHAREHOLDERS

BROAD SPECTRUM OF COMMODITIES

▪

PRODUCT SOURCING AND DEVELOPMENT

▪

CREATING ADDITIONAL VALUE THROUGH SPIN-OUTS

▪

CASH DIVIDEND POLICY

▪

BUILDING VALUE THROUGH ACQUISITIONS AND RESTRUCTURING

SIEMENS

XIV
LETTER TO SHAREHOLDERS

2014 Cash Dividend

On March 24, 2014, MFC Industrial Ltd. announced that its Board of Directors has declared an annual cash dividend for 2014 of $0.24 per common share. The 2014 cash dividend will be paid in quarterly installments by the Company.

The first payment of $0.06 per common share will be paid on April 22, 2014 to shareholders of record on April 10, 2014. For such payment, the Company’s common shares will trade ex-dividend on April 8, 2014. The remaining quarterly dividend payments in 2014 are expected to be made as follows:

  Second payment of $0.06 will be made July;

  Third payment of $0.06 will be made September; and

  Final payment of $0.06 will be made November.

The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Chief Financial Officer Appointment

The Company also announced on March 24, 2014, that its Board of Directors had appointed James M. Carter as Chief Financial Officer. He is a Chartered Accountant with over 40 years of experience in both public and private companies, with an emphasis on the commodities sector and international business markets. He has served as Vice-President of the Company for over 15 years.

The Board

The Board of Directors also elected Peter Kellogg as Chairman and appointed Dr. Shuming Zhao as a Director of the Company. The Company is continuing its search for a new CEO and announced that Michael Smith currently intends to retire at the annual meeting of the Company scheduled for the end of this year.

Mr. Smith will continue to serve as a Director of the Company and plans to work with the Board in searching for a successor to ensure an orderly transition.

Corporate Changes

The Board of Directors of the Company has also determined to declassify its Board structure so that all of the Company’s Directors will be elected on an annual basis. It is intended that amendments to the Company’s Articles will be submitted to the Company’s shareholders at its next annual meeting to effect this change. In addition, the Board terminated the Company’s shareholder rights plan agreement dated November 11, 2013.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $2.2 million for the year ended December 31, 2013.

INDUSTRY GROUP COMPARISON

The following charts show, for comparison purposes, selected ratios for MFC and the selected major players in our industry. Glencore Xstrata PLC is an Anglo–Swiss multinational commodity trading and mining company headquartered in Switzerland. The Noble Group Limited, which manages a portfolio of global supply chains covering a range of agricultural and energy products, as well as metals, minerals and ores is headquartered in Hong Kong. Brenntag Group, the global market leader in chemical distribution, covers all major markets with its extensive product and service portfolio and is headquartered in Germany. Bunge Limited is a leading agribusiness and food company with integrated operations that circle the globe, and is headquartered in Austria.

XV
LETTER TO SHAREHOLDERS

*Note:	The above information for Glencore Xstrata PLC, Noble Group Limited, Brenntag Group and Bunge Limited is provided for information purposes only. In addition, some of these companies do not use IFRS for financial reporting and/or use other reporting currencies. Any of those factors may materially affect the accuracy and reliability of such comparisons. As a result you should not unduly rely on such comparisons.

The following chart shows our year to date share price in comparison to two other large companies in our industry.

SHARE PRICE COMPARISON All amounts in US dollars, except change percentages
Company	January 2, 2013	December 31, 2013	Changes In 2013
Noble Group	1.20	1.07	-10.83%
Glencore International	376.50	312.70	-15.98%
MFC Industrial	8.72	7.99	-8.14%

PERSONAL NOTE

On a very personal note we announced the passing of one of our Directors this year, Robert Ian Rigg. Ian was a valuable member of the Board since 2010 and was the chair of our audit committee and a member of our corporate governance committee. Ian provided indispensable guidance to the Company in financial matters over the years. He will truly be missed.

Respectfully Submitted,

Michael J. Smith
President and CEO

XVI
LETTER TO SHAREHOLDERS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Michael J. Smith
Director since 1987

Indrajit Chatterjee*
Director since 2005

Silke S. Stenger*
Director since 2013

Peter R. Kellogg
Director since 2013

William C. Horn III*
Director since 2013

Dr. Shuming Zhao
Director since 2014

* Member of the Audit Committee

AUDITORS

PricewaterhouseCoopers LLP
Suite 700
Howe Street
Vancouver, BC V6C 3S7
Canada
Telephone: 1 (604) 806 7000
www.pwc.com/ca

STOCK LISTING

New York Stock Exchange
11 Wall Street
New York, NY 10005
Telephone: 1 (212) 656 3000
Email: nyselistings@nyse.com
Trading Symbol: MIL

OFFICES AND SUBSIDIARIES

AUSTRIA

Millennium Tower, 21st Floor
Handelskai 94-96
1200 Vienna, Austria
Telephone: (43) 1 24025 0
Email: office@mfc-commodities.com

MEXICO

Bosques de Alisos No. 47B
Officina A1 - 01
Bosques de las Lomas, Cuajimalpa
Mexico D.F. C.P. 05120, Mexico
Telephone: (52) 55 9177 7440
Email: inquires@possehl.com.mx

CANADA

400 Burrard Street
Suite 1620
Vancouver, BC Canada V6C 3A6
Telephone: 1 (604) 683 8286
Email: rrandall@bmgmt.com

CANADA

1035 7th Ave S.W.
Suite 400
Calgary, AB Canada T2P 3E9
Telephone: 1 (403) 237 9400
Email: cmt@comptonpetroleum.com

UNITED STATES

One Maynard Drive
Park Ridge, NJ 07656 USA
Telephone: 1 (201) 307 1500
Email: info@accr.com

CHINA

Room 2409, Shanghai Mart Tower
2299 Yan An Road West
Changning District
Shanghai, P.R. China 200336
Telephone: (86) 21 6115 6996
Email: office@mfc-china.com

CHINA

Room 1807, The Exchange Beijing
No. 118, Jianguo Road (Y1)
Chaoyang District
Beijing, P.R. China 100022
Telephone: (86) 10 6567 8200
Email: info@accr.com

ARGENTINA

Avenida Alicia Moreau Justo 1750
Segundo Piso “D”
C1107AAV Buenos Aires, Argentina
Telephone: (54) 11 5238 7788
Email: info@accr.com

CORPORATE CONTACT

R. Randall
MFC Industrial Ltd.
Telephone: 1 (604) 683 8286
Email: rrandall@bmgmt.com

INVESTOR RELATIONS

Cameron Associates Inc.
535 Fifth Ave, 24th Floor
New York, NY 10017, USA
Telephone: 1 (212) 245 4577
Email: kevin@cameronassoc.com

TRANSFER AGENT

Computershare
480 Washington Blvd, 27th Floor
Newport Office Center VII
Jersey City, NJ 07310, USA
Telephone: 1 (888) 478 2338
www.computershare.com

WEBSITE

www.mfcindustrial.com

XVII LETTER TO SHAREHOLDERS

Form 20-F

TABLE OF CONTENTS

PART I	1
FORWARD-LOOKING STATEMENTS	1
CAUTIONARY NOTE ON RESOURCE ESTIMATES	3
NOTE ON NATURAL GAS AND OIL DISCLOSURE AND DEFINITIONS	3
CURRENCY	4
NOTE ON FINANCIAL AND OTHER INFORMATION	4
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3: KEY INFORMATION	5
A. Selected Financial Data	5
B. Capitalization and Indebtedness	6
C. Reasons for the Offer and Use of Proceeds	6
D. Risk Factors	6
ITEM 4: INFORMATION ON THE COMPANY	16
A. History and Development of the Company	16
B. Business Overview	18
C. Organizational Structure	24
D. Property, Plants and Equipment	25
ITEM 4A: UNRESOLVED STAFF COMMENTS	29
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
General	29
Business Environment	30
Results of Operations	30
Liquidity and Capital Resources	35
Application of Critical Accounting Policies	41
New Standards and Interpretations Adopted and Not Yet Adopted	43
Trend Information	43
Off-Balance Sheet Arrangements	43
Safe Harbor	44
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
A. Directors and Senior Management	44
B. Compensation	46
C. Board Practices	48
D. Employees	49
E. Share Ownership	49
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A. Major Shareholders	50
B. Related Party Transactions	51
C. Interests of Experts and Counsel	51
ITEM 8: FINANCIAL INFORMATION	52
A. Consolidated Statements and Other Financial Information	52
B. Significant Changes	53

(i)

ITEM 9: THE OFFER AND LISTING	53
A. Offer and Listing Details	53
B. Plan of Distribution	53
C. Markets	54
D. Selling Shareholders	54
E. Dilution	54
F. Expenses of the Issue	54
ITEM 10: ADDITIONAL INFORMATION	54
A. Share Capital	54
B. Memorandum and Articles of Association	54
C. Material Contracts	56
D. Exchange Controls	56
E. Taxation	57
F. Dividends and Paying Agents	61
G. Statement by Experts	61
H. Documents on Display	61
I. Subsidiary Information	61
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	61
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	61
PART II.	61
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	61
ITEM 14: MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE
OF PROCEEDS	61
ITEM 15: CONTROLS AND PROCEDURES	62
ITEM 16: [RESERVED]	64
ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT	64
ITEM 16B: CODE OF ETHICS	64
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES	65
ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	65
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
AFFILIATED PURCHASERS	65
ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	65
ITEM 16G: CORPORATE GOVERNANCE	67
ITEM 16H: MINE SAFETY DISCLOSURE	67
ITEM 17: FINANCIAL STATEMENTS	67
ITEM 18: FINANCIAL STATEMENTS	68
ITEM 19: EXHIBITS	144

(ii)

PART I

FORWARD-LOOKING STATEMENTS

     This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, collectively referred to as “forward-looking statements”. Forward-looking statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

     Forward-looking statements are included throughout this document and include, but are not limited to, statements with respect to: our projected revenues; markets; production, demand and prices for products and services, including iron ore and other minerals; trends; economic conditions; performance; business prospects; results of operations; capital expenditures; foreign exchange rates; derivatives; and our ability to expand our business. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others:

  our financial results may fluctuate substantially from period to period;

  our earnings and, therefore, our profitability may be affected by commodities price volatility;

  a weak global economy may adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

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

  we, or the operators of our current and any future resource interests, may not be able to secure required permits and licenses;

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

  we are exposed to litigation risks in our business that are often difficult to assess or quantify and we may incur significant legal expenses in defending against such litigation;

  we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;

  we may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business and the failure to operate our business effectively could have a material and adverse effect on our profitability, financial condition and results of operations;

  certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict of interest position from time to time;

  we conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities;

  employee misconduct could harm us and is difficult to detect and deter;

  we may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters;

  we have identified material weaknesses in our internal control over financial reporting in connection with subsidiaries acquired in 2012 and, if such weaknesses are not fully remediated, our ability to produce accurate and timely financial statements could be impacted;

  investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities;

  certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares; and

  a small number of our shareholders could significantly influence our business.

     Although we believe that the expectations reflected in such forward-looking information and statements are reasonable, we can give no assurance that such expectations will prove to be accurate. Accordingly, readers should not place undue reliance upon any of the forward-looking information and statements set out in this document. All of the forward-looking information and statements contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which we are exposed are described in additional detail in this document under the section entitled “Item 3: Key Information – D. Risk Factors”. The forward-looking information and statements are made as of the date of this document and we assume no obligation to update or revise them except as required pursuant to applicable securities laws.

     As used in this annual report, the terms “we”, “us” and “our” mean MFC Industrial Ltd. and our subsidiaries, unless otherwise indicated.

CAUTIONARY NOTE ON RESOURCE ESTIMATES

     As a reporting issuer in Canada, we are required by Canadian law to provide disclosure respecting our mineral interests in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, referred to as “NI 43-101”. Accordingly, you are cautioned that the information contained in this annual report on Form 20-F may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms “measured resource”, “indicated resource” and “inferred resource” as may be used herein are not defined in the Securities and Exchange Commission’s, referred to as the “SEC”, Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally minable.

NOTE ON NATURAL GAS AND OIL DISCLOSURE AND DEFINITIONS

     On March 15, 2013, we were granted an exemption order by applicable Canadian securities regulators from the requirements of Canadian National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities, referred to as “NI 51-101”, applicable to our natural gas and oil disclosure. The exemption permits us to prepare such disclosure in accordance with the rules of the SEC in place of much of the disclosure required by NI 51-101. In accordance with the exemption, proved and probable natural gas and oil reserves data and certain other disclosures with respect to our natural gas and related activities in this document have been prepared in accordance with SEC requirements and definitions and, accordingly, may differ from corresponding information otherwise required by NI 51-101. Accordingly, such disclosures may not be comparable to those prepared by other Canadian reporting issuers.

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

     Where applicable, barrels of oil equivalent amounts, referred to as “boe”, have been calculated using a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOEs may be misleading, particularly if used in isolation. In addition, the following industry specific terms are utilized in this annual report on Form 20-F:

     AECO Daily Index – The daily price as quoted in Canadian Enerdata’s Canadian Gas Price Reporter in the table entitled “Daily Spot Gas Price at AECO C & NOVA Inventory Transfer” in the column “Price ($/GJ)”, Sub column “Avg”, for each individual day.

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

     mcf – Thousand cubic feet.

     mcf/d – Thousand cubic feet per day.

     mmcf – Million cubic feet.

     mmcf/d – Million cubic feet per day.

     Natural gas or gas – The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions, are essentially gases, but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous form (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.

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

     Undeveloped reserves – Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     Working interest – The interest in a property that gives the owner that share of production from the property. A working interest owner bears that share of the costs of exploration, development and production in return for a share of production. Working interests are typically burdened by overriding royalty interests or other interests.

CURRENCY

     Unless otherwise indicated, all references in this document to “$” and “dollars” are to United States dollars, all references to “C$”, “CDN$” and “Canadian dollars” are to Canadian dollars and all references to “Euro” or “€” are to the European Union Euro. On March 21, 2014, the noon buying rates in New York City for cable transfers, as certified by the Federal Reserve Bank of New York, for the conversion of Canadian dollars and Euros to United States dollars were C$1.00 = $0.8936 and €1.00 = $1.3783, respectively.

NOTE ON FINANCIAL AND OTHER INFORMATION

     Unless otherwise stated, all financial information presented herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, referred to as “IFRS”, which may not be comparable to financial data prepared by many U.S. companies.

     Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

     All websites referred to herein are inactive textual references only, meaning that the information contained on such websites is not incorporated by reference herein and you should not consider information contained on such websites as part of this document unless expressly specified.

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

     The following table summarizes selected consolidated financial data prepared in accordance with IFRS for each of the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009. The information in the table was extracted from the detailed consolidated financial statements and related notes included elsewhere in this annual report or previously filed on Form 20-F and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5: Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in United States dollars in accordance with IFRS)
(in thousands, other than per share amounts)

	2013	2012(1)		2011	2010(2)(3)	2009
Net sales	$806,831	$479,507		$507,992	$84,476	$14,718
Net income (loss) from continuing
operations(4)	9,665	200,144	(5)(6)	12,193	45,839	(16,320)
Net income (loss) income from
discontinued operations(4)	—	—		—	(15,523)	52,992
Basic earnings (loss) per share:
Continuing operations	0.15	3.20	(5)(6)	0.19	1.28	(0.54)
Discontinued operations	—	—		—	(0.43)	1.75
Diluted earnings (loss) per share:
Continuing operations	0.15	3.20	(5)(6)	0.19	1.28	(0.54)
Discontinued operations	—	—		—	(0.43)	1.75
Net income(4)	9,665	200,144	(5)(6)	12,193	30,316	36,672
Net income per share:
Basic	0.15	3.20	(5)(6)	0.19	0.85	1.21
Diluted	0.15	3.20	(5)(6)	0.19	0.85	1.21
Total assets	1,318,598	1,360,623		858,957	854,256	951,720
Net assets	699,741	736,775		549,147	552,440	441,092
Long-term debt, less current portion	189,871	118,824		20,150	48,604	—
Shareholders’ equity	699,570	730,587		546,623	547,756	435,689
Capital stock, net of treasury stock	314,136	314,136		314,172	314,172	58,270
Weighted average number of common
stock outstanding, diluted	62,757	62,555		62,561	35,859	30,354
Cash dividends paid to shareholders	15,013	13,762		12,512	—	—
____________________

Notes:
(1)	We consolidated the natural gas operations of MFC Energy Corporation (formerly Compton Petroleum Corporation), referred to as “MFC Energy”, from September 7, 2012. Includes measurement period adjustments and error correction related to the acquisition of MFC Energy.

(2)	We consolidated the operations of Mass Financial Corp., referred to as “Mass”, from November 16, 2010.

(3)	In 2010, we deconsolidated our former industrial plant technology, equipment and service business, referred to as the “Industrial Business”, which resulted in it being accounted for as discontinued operations in our financial statements.

(4)	Net income attributable to our shareholders.

(5)	Includes a bargain purchase of $218.7 million, or $3.50 per share on a basic and diluted basis, primarily in connection with our acquisition of MFC Energy. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

(6)	Includes total impairment and write-down of $48.2 million, or $0.77 per share, net of income tax recovery, on a subsidiary in India, which was subsequently sold in 2013.

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

     We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our merchant banking revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our merchant banking business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often, we will hold or build upon these assets over time and we cannot predict the timing of when these assets’ values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

   Our earnings and, therefore, our profitability may be affected by commodities price volatility.

     The majority of our revenue from our global commodity supply chain business is derived from the sale of commodities, including metals, hydrocarbons and other materials. As a result, our earnings are directly related to the prices of these commodities. In addition, our revenues from our iron ore and natural gas interests are directly connected to the prices of such commodities. There are many factors influencing the price of metals, hydrocarbons and other commodities, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of iron ore, hydrocarbons, metals and other commodities may adversely affect our operating results.

   A weak global economy may adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

     Our business, by its nature, does not produce predictable earnings and it may be materially affected by conditions in the global financial markets and economic conditions generally.

     Global prices for our commodities are influenced strongly by international demand and global economic conditions. Uncertainties or weaknesses in global economic conditions, including the ongoing sovereign debt crisis in Europe, could adversely affect our business and negatively impact our financial results. In addition, the current level of international demand for certain of our commodities, including iron ore used in steel production, is driven largely by industrial growth in China. If the economic growth rate in China slows for an extended period of time, or if another global economic downturn were to occur, we would likely see decreased demand for such products and decreased prices, resulting in lower revenue levels and decreasing margins. We are not able to predict whether the global economic conditions will improve or worsen and the resultant impact it may have on our operations and the industry in general going forward.

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

     All aspects of the global commodity supply chain and merchant banking businesses are highly competitive and we expect them to remain so.

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

     The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support their business with other financial services, such as commercial lending, in an effort to gain market share, which has resulted, and could further result, in pricing pressure on our businesses.

     If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

   The operation of the iron ore mine underlying our royalty interest is generally determined by a third party operator and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine including as to reserves. The operator’s failure to perform or other operating decisions, including scaling back or ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition.

     The commodities and resources segment of our business includes our indirect royalty interest in the Wabush iron ore mine. The revenue derived from the interest is based on production generated by the mine’s third party operator. The operator generally has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the operator and our interests may not always be aligned. As an example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the operator may, in many cases, take a more cautious approach to development as it is at risk with respect to the cost of development and operations. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third party operator.

     On February 11, 2014, the operator of the Wabush iron ore mine announced that it planned to idle production of the mine by the end of the first quarter of 2014 as a result of increased costs and the lower iron ore pricing environment. If production operations at the mine are not recommenced by the operator, our royalty income from this interest will be limited to minimum royalty payments of C$3.25 million per year, which would have a material adverse effect on our results of operations.

     To the extent that we retain our current indirect royalty interest, we will be dependent to a large extent upon the financial viability and operational effectiveness of the operator of the mine. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents or the insolvency of the operator. Our rights to payment under the royalties will likely have to be enforced by contract. This may inhibit our ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners or operators of mines in which we have or may acquire a royalty interest may result in a material and adverse effect on our profitability, results of operations and financial condition.

     To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time consuming and costly and, as with all litigation, there would be no guarantee of success. Should any such decision be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.

     In addition, we have no or very limited access to technical or geological data relating to the mine, including data as to reserves, nor have we received an NI 43-101 compliant technical report in respect of the mine. Accordingly, we can provide no assurances as to the level of reserves at the mine. If the operator determines there are insufficient reserves to economically operate the mine, it may scale back or cease operations, which could have a material adverse effect on our profitability, results of operations and financial condition.

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

   We may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth.

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

     Acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could have a material adverse effect on our operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other related costs, such as accounting, legal and investment banking fees) could significantly impact our operating results.

     Although we perform due diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of these businesses.

     Furthermore, any acquisitions of businesses or facilities, including our recent acquisition of MFC Energy, could entail a number of risks, including:

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

     Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by commodities suppliers and failure of payment by our trading customers. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by purchasers of commodities by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and commodity trading transactions on our behalf and as an agent on behalf of our clients. If any such counterparties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

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

     We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our trading and merchant banking activities. These risks include market and credit risks associated with our merchant banking operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress and such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

     We, from time to time, enter into derivative transactions that require us to deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. Such derivative transactions may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses. Severe declines in asset values, unanticipated credit events or unforeseen circumstances may create losses from risks not appropriately taken into account in the structuring and/or pricing of a derivative transaction. In a number of cases, we may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to us.

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

     Our business is highly dependent on our ability to process, on a daily basis, a number of transactions across diverse markets and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

   The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond our control.

     Companies engaged in resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, explosions, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, they may: (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or other resource from the company’s resources or expected reserves; (ii) result in a write down or write-off of the carrying value of one or more projects; (iii) cause delays or stoppage of mining or processing; (iv) result in the destruction of properties, processing facilities or third party facilities necessary for operations; (v) cause personal injury or death and related legal liability; or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold an interest or any other properties we acquire in the future and have a material and adverse effect on our results of operations and financial condition.

   Our natural gas and related operations are subject to inherent risks and hazards.

     There are many operating risks and hazards inherent in exploring for, producing, processing, and transporting natural gas and oil. Drilling operations may encounter unexpected formations or pressures that could cause damage to equipment or personal injury and fires, explosions, blowouts, spills, or other accidents may occur. Additionally, we could experience interruptions to, or the termination of, drilling, production, processing, and transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity, or other geological and mechanical conditions. Any of these events that result in a shutdown or slowdown of operations would adversely affect our business. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

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

     Failure to comply with applicable laws, regulations or permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource operations or in the exploration or development of resource properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may be subject to civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     We may not be fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, our properties may be subject to liability due to hazards that cannot be insured against or that have not been insured against due to prohibitive premium costs or for other reasons.

   Future environmental and reclamation obligations respecting our resource properties and interests may be material.

     We have not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations. It is not possible for us to predict our ability to fully fund the cost of all of our future environmental, abandonment and reclamation obligations. We expect to incur site restoration costs over a prolonged period as wells reach the end of their economic life. There are significant uncertainties related to decommissioning obligations and the impact of such obligations on the financial statements could be material. The eventual timing of and costs for these asset retirement obligations could differ from current estimates. The main factors that could cause expected cash flows to change are:

  changes to laws and legislation;

  construction of new facilities;

  changes in the reserve estimates and the resulting amendments to the life of the reserves for our hydrocarbon operations; and

  changes in technology.

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

     It may be necessary for us to obtain financing with banks or financial institutions to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed – including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends – may impose additional constraints on our business operations and our financial strength.

   As a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow.

     In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, Euros or other hard currencies or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

   We are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation.

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

   We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business and the failure to operate our business effectively could have a material and adverse effect on our profitability, financial condition and results of operations.

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

   We conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities.

     As we operate internationally, we are subject to the United States Foreign Corrupt Practices Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by employees. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

   Employee misconduct could harm us and is difficult to detect and deter.

     It is not always possible to detect and deter employee misconduct. The precautions we take to detect and prevent employee misconduct may not be effective in all cases and we could suffer significant reputational and economic harm for any misconduct by our employees. The potential harm to our reputation and to our business caused by such misconduct is impossible to quantify.

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

   We have identified material weaknesses in our internal control over financial reporting. If we fail to fully remediate these or any future weaknesses or deficiencies or maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired.

     We have identified material weaknesses in our internal control over financial reporting in connection with: (i) the period end financial reporting process with respect to subsidiaries acquired in 2012; and (ii) the design and implementation of formal processes at the entity level to address risks critical to financial reporting with respect to the monitoring of controls, the control environment and information and communication following the integration of the new subsidiaries. A material weakness is defined by the Public Company Accounting Oversight Board as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Please see “Item 15: Controls and Procedures – Report of Management on Internal Control over Financial Reporting” for further information regarding the material weakness in internal control that we have identified.

     We are taking steps to remediate the material weaknesses described above. While we believe these steps will improve the effectiveness of our internal control over financial reporting, if our remediation efforts are insufficient to address the material weaknesses, or if additional material weaknesses in our internal controls are discovered in the future, our ability to report our financial results on a timely and accurate basis could be impacted in a materially adverse manner, and, as a result, our financial statements may contain material misstatements or omissions. If we cannot maintain and execute adequate internal control over financial reporting or implement new or improved controls that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements on a timely basis, cause investors to lose confidence in our reported financial information or be unable to properly report on our business and the results of our operations, and the trading price of our common shares could be materially adversely affected.

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

     Certain provisions of our charter documents and the corporate legislation which govern us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, limiting the persons who may call special meetings of shareholders and the adoption of an advance notice policy. Our Articles also provide for a classified board of directors with staggered, three-year terms. In March 2014, our board of directors determined to declassify our board structure. Please see “Item 6. Directors, Senior Management and Employees – C. Board Practices” for further information. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline.

   A small number of our shareholders could significantly influence our business.

     A small number of shareholders control a significant portion of our outstanding common shares, including Peter Kellogg, our Chairman and a director, who has disclosed control of approximately 33% of our outstanding common shares. In 2013, Mr. Kellogg and IAT Reinsurance Company, Ltd., referred to as “IAT”, launched a proxy solicitation to, among other things, appoint a majority of our board of directors that was the subject of litigation. We entered into a settlement agreement with Mr. Kellogg and IAT in February 2014. Please see “Item 10: Additional Information – C. Material Contracts”. These few significant shareholders, either individually or acting together, may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions such as a merger or other sale of the company or our assets. This concentration of ownership may make it more difficult for other shareholders to effect substantial changes in the company, may have the effect of delaying, preventing or expediting, as the case may be, a change in control of the company, and may adversely affect the market price of our common shares. Further, the interests of these few shareholders may not be in the best interests of all shareholders.

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company

   Corporate Information

     We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March 1980, under the Business Corporations Act (Yukon) in August 1996 and under the Business Corporations Act (British Columbia) in November 2004. Our name was changed from “Terra Nova Royalty Corporation” to “MFC Industrial Ltd.” on September 30, 2011 to better reflect our focus on the global commodities supply chain business.

     Our principal office is located at Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 and its telephone number is (604) 683-8286. Our registered office is located at Suite 1000 - 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

   General

     We are a global commodities supply chain company, which sources and delivers commodities and materials to clients, with expertise in the financing and risk management aspects of their businesses.

     Until the first quarter of 2010, we were also active in the Industrial Business for the cement and mining industries. During the course of 2010, we distributed our shares of the Industrial Business to our shareholders and, following such distribution, we operated primarily in the royalty and resources business.

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

     Since completing the acquisition of Mass in 2010, we have completed several additional acquisitions to further diversify and expand the geographic reach of our global commodities supply chain business and increase our revenues and volumes in order to achieve critical mass. In December 2011, we acquired, together with our partner in the project, Alberici Group, Inc., the Pea Ridge Iron Ore Mine project, located near Sullivan, Missouri, U.S.A. In March 2012, we acquired a 75% equity interest in, and certain debts of, Kasese Cobalt Company Limited, referred to as “KCCL”, whose operations previously consisted of the recovery of cobalt metal from pyrite tailings located near its refinery in Uganda and which also owns a hydro-electric power station. In September 2012, we completed the take-over bid of MFC Energy (formerly known as Compton Petroleum Corporation), which expanded our commodities business to include the energy sector. In November 2012, we acquired a controlling interest in each of MFC Resources Inc. (formerly known as ACC Resources Co., L.P.), referred to as “MFCR”, and Possehl Mexico S.A. de C.V., referred to as “Possehl”, which are global commodities supply chain businesses with a presence in the North American and Latin American markets and a focus on refractory and ceramic materials and other products.

   Recent Developments

     The following is a summary of selected key recent developments in our business.

Acquisition of FESIL

     On January 17, 2014, we announced that we entered into an agreement to acquire a 100% interest in the FESIL AS Group, referred to as “FESIL”. FESIL is a vertically integrated supply chain management company and is also among the world’s leading producers of ferrosilicon through its production plant located in Mo i Rana, Norway. FESIL’s operations include sales offices in Germany, Luxembourg, Spain, the United States, India and China. Through its production plant, FESIL produces a range of ferrosilicon products, including granulated and refined qualities (high and semi-high purity), which make up the bulk of its production. Annual capacity of the plant’s two furnaces is approximately 80,000 MT of ferrosilicon and 23,000 MT of microsilica. The facility is certified according to ISO 9001 and ISO 14001 and complies with Norway’s strict environmental and operational requirements. The majority of FESIL’s ferrosilica production is sold by its sales offices to customers, which include established steelworks, aluminum and iron foundries and chemical groups. Through its sales offices, FESIL also supplies customers with other ferroalloys, metals, minerals and specialty products.

     The acquisition does not include FESIL’s interests in Mo Industripark AS. The purchase price of approximately 500 million Norwegian Krone (approximately $82 million) is based on the net tangible equity asset value of FESIL as of September 30, 2013 and is subject to adjustment to reflect the fair value of certain assets and profit or loss until closing. In addition to the purchase price, we will pay a two-year base royalty on tiered ferrosilicon production at the Mo i Rana facility, which is expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production. The transaction is currently scheduled to complete in the second quarter of 2014 and is subject to customary conditions.

     Acquisition Rationale – We determined to pursue the acquisition of FESIL for the following key reasons, among others:

  the addition of FESIL’s operations are expected to significantly increase our revenues and commodities volumes, which we believe will help us achieve critical mass;

  the addition of FESIL’s ferrosilicon and microsilica production facility will further expand our captive sources of commodities and increase our customer base;

  the proposed acquisition will significantly add to our geographic reach through the addition of FESIL’s established global sales offices;

  FESIL has an established brand name, which is recognized by commodities customers for quality and logistical reliability; and

  the proposed transaction presents an opportunity for us to expand our existing commodities trading activity by leveraging FESIL’s existing established customer base.

Acquisition of F.J. Elsner

     On March 11, 2014, we acquired an indirect 100% interest in F.J. Elsner, referred to as “Elsner”, a global commodities supply chain company with its head office in Vienna, Austria, and offices in Austria, China, Dubai, Croatia, Albania, Serbia and the United States. Elsner has longstanding relationships with various steel mills in Eastern and Southern Europe and is focused on steel products, including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubers and merchant bars.

     Pursuant to the transaction, we indirectly acquired all of the outstanding share capital of Elsner for nominal consideration, with additional contingent payments between the parties over a 10-year period based on recoveries from current inventories and accounts receivable, existing legal actions and the utilization of certain tax loss carry-forwards. In connection with the acquisition, the existing credit facilities of Elsner were amended and we issued guarantees to secure payment obligations under such credit lines and Elsner’s finance derivative transactions with the same bank party to such credit lines. These credit facilities amount to $90.2 million and amounts outstanding thereunder were approximately $70.0 million as of the date of the acquisition.

     Acquisition Rationale – We determined to pursue and complete the acquisition of Elsner for the following key reasons, among others:

  the transaction offers an excellent opportunity for us to further diversify and increase the scope of our existing global commodity supply chain business and expand our customer relationships and procurement capabilities with minimal acquisition costs;

  Elsner’s product offering is complementary to our existing commodities portfolio, which presents an opportunity to increase sales by marketing Elsner’s products to our existing marketing base;

  the acquisition presents an opportunity to expand our existing structured solutions to Elsner’s existing customers and suppliers;

  Elsner’s existing management team and personnel complement and enhance our team, bringing specialized expertise in their existing products and markets; and

  there are significant synergies between our global commodities supply chain business and the existing business of Elsner.

B. Business Overview

     We are a global commodities supply chain company, which sources and delivers commodities and materials to clients, with a special expertise on the financing and risk management aspects of the business.

   Business Segments

     Our business is divided into three operating segments: (i) commodities and resources, which includes our commodities activities; (ii) merchant banking, which includes structured solutions, financial services and proprietary investing activities; and (iii) other, which encompasses our corporate and other investments and business interests, including our medical supplies and servicing business and corporate.

Commodities and Resources

     Our commodity supply chain business is globally focused and includes our integrated commodities operations and interests. We conduct such operations primarily through our subsidiaries based in Vienna, Austria, the United States, Latin America and Canada and we supply various commodities, including minerals and metals, chemicals, plastics, refractory and ceramic materials and wood products. Our commodities originate either from our directly or indirectly held interests in resource projects, or are secured by us from third parties. We also derive production royalty revenue from a mining sub-lease.

     Since entering the global supply chain business in 2010, we have implemented a long-term growth strategy to achieve critical mass by increasing our commodities volumes, revenues and geographic reach and expanding and diversifying our product offerings. Over the last three years, we completed several strategic acquisitions in furtherance of our long-term strategy, including the acquisition of MFC Energy in September 2012, which expanded our commodities portfolio into the production and processing of natural gas and the acquisitions of MFCR and Possehl, which increased our global exposure and presence in the North American and Latin American markets and expanded our commodities platform to include refractory and ceramic materials and other products. In 2014, we expect to significantly expand our revenues, volumes, geographic reach and products through the previously announced acquisition of Elsner and the proposed acquisition of FESIL.

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

     We provide logistics, supply chain management and other services to producers and consumers of commodities. These activities provide cost effective and efficient transportation, as well as providing payment terms for working capital requirements for our customers and partners. They are supported by strategic direct and indirect investments in natural resource assets operating in our core commodities.

     Our commodities and resources business employs personnel worldwide. Our main marketing office is located in Vienna, Austria. We also maintain offices in Canada, the United States, Mexico, Argentina and China and, as a result of the acquisition of Elsner, now have offices in Dubai, Croatia, Albania and Serbia. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and investment activities in the commodities and resource sector are supported by a global network of agents and relationships. This network provides us with worldwide sourcing and distribution capabilities.

     We indirectly derive royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a direct mining lease from the Province. The mine is operated by Cliffs Natural Resources Inc., referred to as “Cliffs”. In 2013, 2012 and 2011, 2.8 million, 3.2 million and 3.5 million tons of iron products, respectively, were shipped from Pointe Noire, Québec, Canada.

     Iron ore shipments from the Wabush mine are subject to seasonal and cyclical fluctuations. The royalty is paid quarterly and is based on the tonnage of iron ore products shipped. One of the major components in the calculation of the royalty rate payable is based on the most recently published prices of particular iron ore pellets. Pursuant to the terms of the mining sub-lease, the royalty payment is not to be less than C$3.25 million per annum until its expiry. In 1988, the royalty rate was amended to require a base royalty rate of C$1.685 per ton with escalations as defined in the sub-lease. We are obligated to make royalty payments of C$0.22 per ton on shipments of iron ore products to the lessor and Cliffs applies a portion of the royalty payments directly to the lessor.

     Historically, iron ore benchmark prices were determined in the first quarter of the calendar year through negotiations between the major producers and their most significant customers. These prices were then generally adopted by the other suppliers when published.

     A shift in the marketplace has, among other things, made obsolete certain of the world iron ore pellet pricing methodology for calculating the royalty rate due to us contained in our sub-lease for the Wabush iron mine. As a result of these market changes, and as the sub-lease permits us to renegotiate an increase in the royalty rates when the mine achieves certain profitability thresholds, which we believe have been obtained, we served the mine operator with notice of arbitration respecting our entitlement to a new base rate for the royalty and a determination for the calculation of future royalty pricing. We have also provided the mine operator with a notice of arbitration seeking recovery for royalty underpayments in 2010. The outcome of such proceedings cannot be determined at this time.

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

     The following table sets forth historical total iron ore shipments (which include pellets, chips and concentrates) and royalty payments to us based upon the amounts reported to us by the Wabush mine operator:

							Gross
							Average
					Total	Gross	Royalty
	Tonnage Shipped				Tonnage	Royalties	Rate/Ton
Year	Q1	Q2	Q3	Q4	Shipped	Received(1)	Received
	(In thousands, other than the Royalty Rate)
2009	402	386	1,202	1,198	3,188	C$ 17,350	C$5.44
2010	874	941	832	1,105	3,752	22,915 (2)	6.11
2011	719	796	1,311	646	3,472	31,607	9.10
2012	482	911	945	851	3,189	31,191	9.78
2013	393	465	1,177	805	2,840	26,555	9.35
____________________

Notes:
(1)	Subject to a 20% resource property revenue tax.

(2)	Does not include the amount of arbitration award.

     In 2013, Cliffs announced that it idled the Pointe Noire pellet plant and transitioned to producing an iron ore concentrate only product from the mine due to high production costs and lower pellet premium pricing. Subsequent to the year ended December 31, 2013, Cliffs announced that it would idle the Wabush mine by the end of the first quarter of 2014. While Cliffs has not announced a complete shutdown or closure of the mine, at this time there can be no assurance that mining operations will be restarted by Cliffs or a third party.

     A minimum royalty payment of C$3.25 million per year continues to be payable while the mine is idled until the expiry in 2055 of the mining sub-lease underlying the Company’s royalty interest in the mine, unless earlier terminated by the parties in accordance with its terms.

     We hold a 50% interest in the Pea Ridge Iron Ore Mine, located near Sullivan, Missouri, U.S.A., approximately 70 miles southwest of St. Louis, Missouri, U.S.A. The mill was operated as an underground mine between 1963 and 2001 and was originally developed as a partnership between Bethlehem Steel Corporation and St. Joe Minerals Corp., operating as the Meramec Mining Company. From 1981 to 1987 the mine was operated by Fluor Corporation and was subsequently acquired by Woodridge Resources Corporation until its closure in 2001. From 2001 until we acquired our interest in the Pea Ridge Mine, operations had been limited to the reclamation of resource settlement ponds located below the historical production facilities. Historical data and records indicate that approximately 58.5 million short tons of iron ore were removed from the mine between 1963 and 2001.

     The Pea Ridge Mine includes the historic mine deposit along with a large tonnage of tailings material. Prior infrastructure remains in place, including access to underground workings, two vertical mine shafts with hoists and headframes, a plant building and tailings and settling ponds. The mine’s location is served by highways connecting to the U.S. interstate highway system and has a presently unused rail spur line connecting to the Union Pacific railway system.

     During 2013, together with our partner, we are studying processing the tailings at, and re-opening, the Pea Ridge Mine. In the second quarter of 2012, we completed an updated independent NI 43-101 compliant technical report, referred to as the “Pea Ridge Technical Report”, upgrading previously disclosed historic resources estimates to current resource estimates. Behre Dolbear and Company (USA), Inc., referred to as “Behre Dolbear”, our independent technical consultants, authored the Pea Ridge Technical Report. The estimates include an in situ (originally present) measured and indicated resource of 248.7 million short tons at 52.87% magnetic iron and 57.82% total iron and an inferred resource of 15.8 million short tons at 53.67% magnetic iron and 57.64% total iron based on a cut-off grade of 40% magnetic iron.

     In completing the Pea Ridge Technical Report, Behre Dolbear conducted, among other things, an audit of historic drill hole data and a confirmatory re-sampling and analysis program on the extensive library of drill core maintained at the Pea Ridge Mine site.

     Readers should refer to the full text of the Pea Ridge Technical Report, titled “Technical Report on the PRR Mining Pea Ridge Property” dated August 13, 2012, for further information regarding the Pea Ridge Mine, a copy of which is available under our profile at www.sedar.com. The report was co-authored by Betty L. Gibbs, MMSA, and Derek Rance, P. Eng, both of whom were “qualified persons” and “independent” of our company, as such terms are defined in NI 43-101, as at August 13, 2012.

     In addition to completion of the Pea Ridge Technical Report, as part of the work necessary to evaluate the re-opening of the mine, we engaged consulting firms to investigate the depth and shape of the top and bottom of the subsidence cave zone which is present above the mine deposit. This work included direct measurements of the size and extent of the cave zone within existing vertical drill holes above a portion of the Pea Ridge Mine deposit. Having received the results of such investigation, we are, together with our consultants, considering additional steps in the evaluation of the cave zone. We believe that the results of this work will be useful in determining the best way to develop the project. Additionally, in 2012 we commenced exploration and development work in connection with the large tonnage of tailings materials of the Pea Ridge Mine site.

     A necessary step in completing further analysis, including feasibility studies, is dewatering the existing underground mine workings and completing additional analysis and investigations in respect of the project. In the years ended December 31, 2013 and 2012, we invested an additional $2.0 million and $5.0 million of capital, respectively, to progress the project.

     In the third quarter of 2012, our commodities activities expanded to the energy sector. These activities include the development, production and processing of natural gas, NGLs and, to a far lesser degree, crude oil in Canada. The majority of such operations are located in the central fairway of the Western Canada Sedimentary Basin, primarily situated in the Province of Alberta. For further information regarding our natural gas and oil facilities, please see “Item 4: Information on the Company — D. Property, Plants and Equipment – Natural Gas Interests”.

     In October 2013, we exercised our option under the term financing arrangements to acquire all the outstanding units of the Mazeppa Processing Partnership, referred to as “MPP”, which owns the Mazeppa Processing Facility in Alberta, Canada.

     In November 2013, we entered into an agreement, referred to as the “Participation Agreement”, with an established oil and gas operator. Pursuant to the Participation Agreement, the third-party operator has committed to spending a minimum of C$50.0 million to drill a total of 12 net wells over an initial three-year term, with such drilling being primarily focused on our undeveloped oil and gas properties located in the Niton area of Alberta, Canada. Under the terms of the Agreement, the third-party operator will pay 100% of the costs required to drill and complete each well. If any of the initial 12 wells achieves continuous production, we may elect to: (i) participate for up to a 30% interest in the well by reimbursing the operator 25% of the costs of such well; or (ii) receive a 10% gross royalty on production. Additionally, any gas produced from a large proportion of these wells will be processed exclusively by our existing processing facility in the area. We believe that the transactions contemplated by the Participation Agreement provide us with the opportunity to further our undeveloped properties at minimal investment risk and, at the same time, provide a potential source of revenue expansion through royalty and processing arrangements. The operator commenced its program under the Participation Agreement in January 2014 by spudding an initial farm-out well, which is currently being completed. We currently expect that an additional four wells will be drilled in 2014 pursuant to the Participation Agreement.

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

     Our activities include making proprietary investments through investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. Our investing takes many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Our investing is generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary trading and corporate finance capabilities can add or unlock value. Our investing in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as a result of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to, our commodities and resources activities.

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

     In addition, we utilize our established relationships with international financial institutions, insurers and factoring companies to provide flexible, customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arrange support of hedging and trading of materials, financing and risk management solutions.

     Our merchant banking activities also include leveraging our trading and financial experience and relationships to provide trading services and trade finance services to our customers.

     Our merchant banking business generates revenues in the form of corporate and trade finance service fees and interest income. We also realize gains from time to time on our proprietary investments, upon their sale, the execution of an equity or debt restructuring or the completion of other forms of divestment.

Other

     Our other segment includes our corporate and other operating segments and investments, which include financing joint ventures through our China-based subsidiaries and providing medical services, equipment and supplies.

   Company Strategy

     Our primary and overriding business objective is to enhance value and create wealth for our shareholders. The key elements of our strategy include the following:

  Expanding our Global Commodity Supply Chain Business to Achieve Critical Mass. Since entering into the global commodity supply chain business in 2010, we have pursued a long-term strategy to achieve critical mass by increasing our commodities volumes, revenues and geographic reach. In furtherance of this strategy, from 2011 to 2013, we completed several strategic acquisitions, including the acquisitions of MFC Energy, MFCR and Possehl, and have increased our commodities and resource segment revenues by over 64% from $474.9 million in 2011 to $778.5 million in 2013 and expanded our commodities platform, customer base and geographic reach. We expect that such revenues will significantly increase in 2014 as a result of the acquisition of Elsner, which completed earlier in 2014, and the acquisition of FESIL.

  Investing in Undervalued Opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or where we perceive that our commodities and financial expertise and management can add or unlock value. These include investments in highly unstructured situations and in companies undergoing financial or operational stress. Such investments often involve severe time constraints and, given our liquid resources, we are well positioned to capitalize on such opportunities. Unlike traditional companies in the financial services sector, our investing is generally not passive.

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

  Financial Profile. We seek to maintain our fiscal profile, so we can access necessary financing on competitive terms. In addition, we believe our disciplined fiscal approach helps us to manage acquisition risks and maintain a high level of liquidity.

  Risk Approach. We have adopted policies intended to mitigate and manage commodity price and counterparty risks associated with our commodities trading activities. For example, a substantial portion of our inventory of commodities is, at any time, under contract for sale at a pre-determined price. We also reduce the risk of non-payment by customers by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers.

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

  Liquidity. Liquidity is of critical importance to companies in the merchant banking industry and global commodity supply chain business and is key to strategic acquisitions to further expand and support our global commodity supply chain business. We therefore maintain liquidity in order to be able to capitalize on business opportunities in time sensitive transactions, fund our core businesses to continue to generate revenues and fund a broad range of potential cash outflows in stressed environments, including financing obligations. Our approach to liquidity allows us to meet immediate obligations, without needing to sell other assets or depend on additional funding from credit-sensitive markets, and affords us significant flexibility in structuring our affairs and managing through difficult funding environments. Historically, we have funded our businesses with cash generated from our operations.

  Independence. We are an independent company managed by our directors and officers, rather than part of a larger, diversified financial services institution. Such financial services companies can develop conflicts with their clients due to the large number of customers they service, their own investment and trading positions and the broad range of products and services they offer. We believe that awareness of these potential conflicts has heightened and that such awareness has resulted in increased opportunities for independent firms like us in respect of merger, acquisition, restructuring and similar transactions.

  Management. We believe that our management has expertise in the global commodity supply chain business, including critical expertise with respect to our specialized financial services and corporate finance services internationally, including expertise in corporate restructurings and mergers and acquisitions.

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

Competitive Conditions

     All segments of our business are intensely competitive and we expect them to remain so.

     Our global commodities supply chain business is relatively small compared to our competitors in the sector. Many of our competitors have far greater financial resources, a broader range of products and sources of supply, larger customer bases, greater name recognition and marketing resources, a larger number of senior professionals to serve their clients’ needs, greater global reach and more established relationships with clients than we do. These competitors may be better able to respond to changes in business conditions, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. Further, many companies are engaged in the acquisition of resource interests. We may also be at a competitive disadvantage in acquiring such properties and interests, as many of our competitors may have greater financial resources and technical staff. Accordingly, there can be no assurance that we will be able to compete successfully against other companies in acquiring additional interests and resource properties.

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

C. Organizational Structure

     The following table describes our direct and indirect significant subsidiaries as at the date hereof, their respective jurisdictions of organization and our beneficial interest in respect of each subsidiary. The table excludes subsidiaries that only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets do not materially impact our consolidated results and net assets.

		Beneficial
	Country of Incorporation	Interest(1)
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Services GmbH	Austria	100%
IC Managementservice GmbH	Austria	100%
International Trade Services GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Kasese Cobalt Company Limited	Uganda	100% (2)
AFM Aluminiumfolie Merseburg GmbH	Germany	55%
MAW Mansfelder Aluminiumwerk GmbH	Germany	55%
MFC (A) Ltd.	Marshall Islands	100%
MFC (D) Ltd.	Marshall Islands	100%
Brock Metals s.r.o	Slovakia	100%
M Financial Corp.	Barbados	100%
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China	100%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%
MFC Corporate Services AG	Switzerland	100%
Compton Holding Austria GmbH	Austria	100%
Compton Petroleum Austria GmbH	Austria	100%
GPT Global Pellets Trading GmbH	Austria	100%
MFC Energy Corporation	Canada	100%
MFC Energy (Montana), Inc.	U.S.	100%
Mazeppa Processing Partnership	Canada	100%
MFC Resources Inc.	U.S.	100%
ACC Resources S.R.L.	Argentina	100%
Possehl Mexico S.A. de C.V.	Mexico	60%
____________________

Notes:
(1)	Percentages rounded to nearest whole number.
(2)	We derive 100% beneficial benefit from the subsidiary from our holding of a shareholder loan and 75% share capital.

D. Property, Plants and Equipment

   Office Space

     Our principal office is located at Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6. We also maintain offices in: Vienna, Austria; Beijing and Shanghai, China; New Jersey and Miami, U.S.A.; Mexico City, Mexico; Buenos Aires, Argentina; Calgary, Canada; Dubai, United Arab Emirates; Zagreb, Croatia; Tirana, Albania; and Belgrade, Serbia.

     We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2014. Should we require additional space at that time or prior thereto, we believe that such space can be secured on commercially reasonable terms.

   Royalty Interest

     We participate in a royalty interest which consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated. For a discussion of the royalty interest, please see “Item 4: Information on the Company — B. Business Overview — Business Segments – Commodities and Resources”.

   Pea Ridge Mine

     We hold a 50% interest in the Pea Ridge Iron Ore Mine located in Sullivan, Missouri U.S.A. For a discussion of the Pea Ridge Iron Ore Mine, please see “Item 4: Information on the Company — B. Business Overview — Business Segments –Commodities and Resources”.

   Natural Gas Interests

     We are active in the energy sector through the development, production and processing of natural gas and NGLs in western Canada. The majority of such operations are located in the central fairway of the Western Canada Sedimentary Basin, primarily situated in the Province of Alberta. As at December 31, 2013, we had an interest in 1,436 producing natural gas wells, 3 non-producing natural gas wells, 112 producing oil wells, 3 non-producing oil wells and a land position that includes 268,875 net working interest undeveloped acres. Our assets are situated in the following areas of the Western Canada Sedimentary Basin: (i) the Rock Creek sands and other Cretaceous sands in the Niton area of central Alberta; (ii) the Cretaceous and Tertiary sands in Okotoks and Southern Alberta; (iii) the Mannville sands in the High River area of southern Alberta; and (iv) the deeper, Belly River sands in the Callum area of southern Alberta.

     The Niton area includes multi-zone, liquids-rich, tight gas plays with production to date primarily coming from Rock Creek and Ellerslie sandstones. We have a large number of mineral agreements that cover specific zonal rights in this area. We have an average 72% working interest in 86,000 gross acres of land to the base of the Rock Creek Member of the Fernie Group. The Niton area has other productive zones that provide opportunities to expand our development base by moving into other geological horizons. These zones lie above the Rock Creek and include the Wilrich and Notikewin sandstones of the Upper Mannville and Spirit River Group.

     The Southern Plains is comprised primarily of multi Belly River sands along with upper Edmonton Group coal bed methane formations. As well, in select areas of Southern Alberta, there are productive Mannville sands. With control of 411,400 gross acres of land at an average 87% working interest, this land base provides a significant multi-year, low risk natural gas drilling inventory. Infrastructure is in place in the area for future production increases.

     Our High River asset is primarily a low to medium permeability Basal Quartz channel sandstone pool, which is the southern Alberta extension of the Lower Cretaceous Deep Basin gas trend.

     We also have interests in substantial established infrastructure, which allows flexibility to effectively manage area development and adjust operations accordingly. Overall, we operate over 50,000 horsepower of compression totaling 200 mmcf/d of available field compression capacity, having over 85 mmcf/d of operated processing capacity and over 2,000 km of pipeline infrastructure in place. Key facilities are as follows:

  Mazeppa Gas Processing Plant – We own the Mazeppa gas processing plant and the Mazeppa gas gathering system through our ownership of MPP. The MPP sour gas processing plant is located in the High River area and currently has production capacity of 90 mmcf/d (licensed plant capacity) of sour natural gas and 45 mmcf/d of sweet natural gas.

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

  Edson, Niton, and McLeod – This foothills area property has compression capacity of 23 mmcf/d utilizing over 6,400 horsepower, including the MFC Energy McLeod River Gas Processing Plant with 23 mmcf/d of capacity with 100% plant ownership. Additionally, there is over 185 km of pipeline infrastructure in the area.

  Shallow Gas Properties – Our shallow gas infrastructure consists of over 110 mmcf/d of compression capacity utilizing 30,000 horsepower with over 1,200 km of pipeline infrastructure in place. Final processing gas volumes are linked into the Nova/TransCanada pipeline systems at multiple sales locations.

Gas Reserves

     We retained GLJ Petroleum Consultants, referred to as “GLJ”, to evaluate and prepare a report on our natural gas properties. All of our reserves are located in Alberta, Canada. Please refer to Exhibit 15.3 of this Annual Report on Form 20-F for GLJ’s report on their evaluation and methodology.

     The following table sets forth our company gross (working interest reserves, before royalty) and company net (working interest reserves, including royalty) as at December 31, 2013.

	Reserves as of December 31, 2013
Category	Natural Gas		NGLs		Crude Oil		Total
	Company	Company	Company	Company	Company	Company	Company	Company
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(mmcf)		(mbbl)		(mbbl)		(mboe)
Proved
Developed Producing	137,841	115,474	2,600	1,703	942	673	26,516	21,622
Developed Non-Producing	1,020	791	13	11	4	3	187	146
Undeveloped	16,242	14,094	531	399	177	143	3,415	2,891
Total Proved	155,104	130,359	3,145	2,113	1,123	819	30,119	24,660
Probable	66,850	56,111	1,531	1,028	599	458	13,272	10,838
Total Proved plus Probable	221,954	186,470	4,676	3,141	1,722	1,278	43,391	35,497

     Estimated reserves shown for the producing properties have been projected on the basis of the extrapolation of performance data where there was sufficient data to suggest a performance trend. A significant percentage of the completions have extensive production histories and provide substantial data with respect to performance trends. In some cases the information suggests that recent well intervention work has been performed. In such cases, we have considered prior historical performance in estimating future reserves. Projections for recently drilled wells have been prepared on the basis of early performance data and/or well tests with consideration for the performance trends observed in those wells with long production histories. Probable reserves are higher risk than proved reserves and are generally believed to be less likely to be accurately estimated or recovered than proved reserves.

     Estimates of total net proved reserves are not filed with any U.S. federal authority or agency other than the SEC.

     Our policies and practices regarding internal controls over the recording of reserves are structured to objectively and accurately estimate our gas and oil reserves quantities and present values in compliance with the SEC’s regulations and financial reporting standards. Our controls over reserve estimates included retaining GLJ as our independent petroleum and geological engineering firm. We provided information about our gas and oil properties, including production profiles, prices and costs, to GLJ, and they prepared their own estimates of the reserves attributable to our properties, as of December 31, 2013. All of the information regarding reserves in this annual report on Form 20-F is derived from the report prepared by GLJ. The principal engineer at GLJ is Myron Hladyshevsky, P. Eng., who was responsible for preparing our reserve estimates, has over 30 years of experience in the oil and gas industry and is a professional engineer registered in the Province of Alberta, Canada. He is also a member of the Society of Professional Engineers in the Province of Alberta. GLJ’s reserves estimates are reviewed by our technical personnel and management and our board of directors meets with such personnel to discuss matters and policies related to our reserves.

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control or the control of the reserve engineers. Reserve engineering is a subjective process of estimating underground accumulations of gas and oil that cannot be measured in an exact manner. The accuracy of any reserve or cash flow estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates by different engineers often vary, sometimes significantly. In addition, physical factors, such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors, such as an increase or decrease in product prices that renders production of such reserves more or less economic, may justify revision of such estimates. A significant reduction in our proved reserves may result in a full cost ceiling limitation and/or an accelerated depletion rate. Accordingly, reserve estimates could be different from the quantities of gas and oil that are ultimately recovered. Please refer to “Item 3: Key Information - D. Risk Factors” for further information respecting these risks.

     As at December 31, 2013, our reserves estimates included 3,415 mboe (2,891 mboe on a net basis) of reserves classified as proved undeveloped, compared to 3,298 mboe (2,788 mboe on a net basis) as of December 31, 2012.

Production, Prices and Costs

     For the year ended December 31, 2013, we produced 17,522 mmcf of natural gas, 411.6 mboe of natural gas liquids (including sulphur) and 118.7 mbbl of crude oil, for total production of natural gas, natural gas liquids and crude oil of 3,450 mboe. The following table sets forth our average daily production by field for the year ended December 31, 2013 and the period from September 7, 2012, the date we commenced consolidating MFC Energy, to December 31, 2012:

	Year Ended December 31, 2013				September 7, 2012 to December 31, 2012
	Natural		Crude		Natural		Crude
	Gas	NGLs	Oil	Total	Gas	NGLs	Oil	Total
Area	(mcf/d)	(bbl/d)(1)	(bbl/d)	(boe/d)	(mcf/d)	(bbl/d)(1)	(bbl/d)	(boe/d)
High River	12,812	263	8	2,406	14,853	281	12	2,769
Okotoks	4,664	185	—	962	5,386	198	—	1,096
Callum/Cowley	3,358	32	—	593	3,671	26	—	638
Niton	11,712	492	81	2,525	12,910	532	105	2,788
Other (Southern Alberta)	15,460	156	236	2,968	19,030	19	331	3,521
Total	48,006	1,128	325	9,454	55,849	1,056	448	10,812
____________________

Note:
(1)	Includes sulphur.

     The following table sets our average sales prices, operating costs, royalty amounts and transportation costs for each of the year ended December 31, 2013 and the period from September 7, 2012 to December 31, 2012:

	Year Ended December 31, 2013				September 7, 2012 to December 31, 2012
	Natural		Crude		Natural		Crude
	Gas	NGLs	Oil	Total	Gas	NGLs	Oil	Total
Area	(C$/mcf)	(C$/bbl)(1)	(C$/bbl)	(C$/boe)	(C$/mcf)	(C$/bbl)(1)	(C$/bbl)	(C$/boe)
Price(2)	C$3.46	C$75.63	C$84.98	C$30.72	C$3.12	C$75.34	C$78.90	C$28.02
Royalties	0.62	24.53	20.78	6.81	0.47	24.17	17.73	5.54
Operating costs(3)	N/A	N/A	N/A	12.38	N/A	N/A	N/A	8.02
Transportation costs	0.14	4.92	2.29	1.37	0.13	4.64	4.64	1.29
____________________

Notes:
(1)	Includes sulphur.

(2)	Includes third party processing fees.

(3)	A portion of our natural gas production is associated with crude oil production. As a result, per unit operating costs for each product reflect the allocation of certain common costs.

     Our operating costs per boe increased in 2013 primarily as a result of decreased production due to evaluation and repair activities.

Present Activities and Productive Wells

     We did not drill any wells during the period from September 7, 2012 to December 31, 2012 or during the year ended December 31, 2013. In November 2013, we entered into the Participation Agreement with an established oil and gas operator, pursuant to which it has committed to spending a minimum of C$50 million to drill a total of 12 net wells over an initial three-year term, with such drilling being primarily focused on our undeveloped oil and gas properties located in Alberta, Canada. Please see “Item 4. Information on the Company – B. Business Overview.”

     The following table summarizes the location of our interests as at December 31, 2013 in natural gas and crude oil wells that are producing or that are mechanically capable of production.

	Producing				Non-producing		Producing		Non-producing
Area	Natural Gas Wells				Natural Gas Wells(1)		Crude Oil Wells		Crude Oil Wells(1)		Total Wells
	Gross		Net		Gross	Net	Gross	Net	Gross	Net	Gross	Net
Niton	137		106		—	—	10	8	—	—	147	114
High River	151		126		1	1	2	2	—	—	154	129
Okotoks	25		24		—	—	—	—	—	—	25	24
Callum/Cowley	25		24		—	—	—	—	—	—	25	24
Other (Southern Alberta)	1,098		800		2	1	100	20	3	1	1,203	822
Total wells	1,436	(2)	1,080	(2)	3	2	112	30	3	1	1,554	1,113
____________________

Notes:
(1)	A portion of the non-producing wells are wells considered capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2)	The number of wells previously disclosed as at December 31, 2012 did not include certain uneconomic wells that were not previously subject to evaluation.

The following table sets forth the acreage of our gross and net developed and undeveloped gas and oil properties as at December 31, 2013.

Area	Gross Acres	Net Acres
Alberta, Canada
Developed	483,592	410,895
Undeveloped	234,645	189,718
Montana, U.S.A.
Undeveloped	79,157	79,157
Total
Developed	483,592	410,895
Undeveloped	313,802	268,875

Delivery Commitments

     Our natural gas production is sold to creditworthy counterparties under contracts at AECO Daily Index prices and is transported through regulated pipelines in the Province of Alberta at tariffs that require either Provincial or Federal regulatory approval.

     NGLs are re-priced on an annual basis reflecting purchaser monthly pool prices or are based on U.S. market hub locations with a basis differential. Our crude oil sales are priced at market using the Edmonton market hub as a benchmark and are typically made through 30-day evergreen contracts. NGLs and crude oil are transported to the point of sale to creditworthy counterparties using a combination of pipelines and trucking services. Sulphur production attracts market prices based on a combination of domestic sales, off-shore at Vancouver, British Columbia and to Tampa, Florida. Sales are with customers in the oil and gas industry and are subject to normal industry credit risks.

Environmental

     Our gas and oil operations are subject to various Canadian governmental regulations including those imposed by the Alberta Energy Resources Conversation Board and Alberta Utilities Commission. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, provincial and local laws and regulations relating primarily to the protection of human health and the environment. We believe that our operations comply in all material respects with applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive an effect on our operations than on other similar companies in the energy industry.

     We are subject to decommissioning obligations in connection with our ownership interests in hydrocarbon assets, including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on our net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. We have estimated the net present value of decommissioning obligations to be $117.4 million as at December 31, 2013.

ITEM 4A: UNRESOLVED STAFF COMMENTS

     None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2013, 2012 and 2011 should be read in conjunction with our audited consolidated financial statements and related notes included in this annual report on Form 20-F. Our financial statements included in this annual report on Form 20-F were prepared in accordance with IFRS. As a result of adjustments and an error correction made in the third quarter of 2013 during the measurement period for the acquisition of MFC Energy, bargain purchase and certain expense accounts have been revised for the year ended December 31, 2012. Please see Notes 3 and 41 to our audited consolidated financial statements for the year ended December 31, 2013 for further information.

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

     Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking and financial services such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms, insurance companies and other trade companies engaged in commodities activities in Europe, Asia and globally.

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

     We view our net book value per share as a key indicator of our overall financial performance. Our net book value as at December 31, 2013, 2012 and 2011 is set forth below:

	December 31,	December 31,	December 31,
	2013	2012(1)	2011
	(United States dollars in thousands,
	except per share amounts)
Net book value	$699,570	$730,587	$546,623
Net book value per share	11.18	11.68	8.74
____________________

Note:
(1)	In 2012, we consolidated MFC Energy. Includes measurement period adjustments and error correction related to the acquisition of MFC Energy.

Business Environment

     Our financial performance is, and our consolidated results in any period can be, materially affected by global economic conditions and financial markets generally.

     Our favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets or a combination of these or other factors.

     Ongoing global economic conditions, including fears of sovereign debt default and a European banking crisis, continued to impact the liquidity in financial and capital markets, restricting access to financing and causing significant volatility in commodity prices in 2013. There can be no assurance as to the stabilization and recovery of economic conditions in the near term. For example, the steel sector has seen a drop in producer stocks, which has negatively impacted prices and supply chain volumes.

     Natural gas prices increased in 2013 with AECO prices averaging approximately 33% higher than 2012 levels. Colder than normal weather in North America in the fourth quarter of 2013 caused increased natural gas demand, which reduced natural gas inventory build-up and subsequently led to increased gas prices. From time to time, we may enter into hedging transactions to manage pricing risks for our commodities. In December 2013, to hedge to the volatility and the organically long nature of our natural gas subsidiary, we entered into a short position of long-term NYMEX natural gas swaps with a notional value of approximately $50 million. In January and February, as natural gas prices continued to rise, we increased our position using shorter-duration swaps. We continue to hold these hedging derivatives, and as of March 28, 2014 we were short approximately $87.5 million of NYMEX natural gas swaps with maturities ranging from August 2014 to March 2015 at an average weighted price of $4.39.

Results of Operations

     The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2013, 2012 and 2011:

	December 31,
	2013	2012(1)	2011
	(United States dollars in thousands,
	except per share amounts)
Net sales	$806,831	$479,507	$507,992
Gross revenues	813,938	485,659	513,904
Costs and expenses	795,213	512,984	495,790
Costs of sales	710,355	406,708	428,587
Impairment of available-for-sale securities	517	4,265	12,408
Impairment of interest in resource properties	6,077	42,631	—
Selling, general and administrative expense	63,092	47,737	40,378
Share-based compensation expense	—	9	7,219
Bargain purchase	—	218,679	—
Finance costs	15,172	11,634	7,198
Income (loss) from operations	18,725	(27,325)	18,114
Net income(2)	9,665	200,144	12,193
Earnings per share:
Basic	0.15	3.20	0.19
Diluted	0.15	3.20	0.19
____________________

Notes:
(1)	We consolidated the operations of MFC Energy from September 7, 2012. Includes measurement period adjustments and error correction related to the acquisition of MFC Energy.

(2)	Net income attributable to our shareholders.

     The following table provides a breakdown of our total revenues for each of the years ended December 31, 2013, 2012 and 2011:

	December 31,
	2013	2012(1)	2011
	(United States dollars in thousands,
	except per share amounts)
Commodities and resources	$768,795	$443,055	$470,242
Fees	9,440	8,389	6,670
Gains on securities	6,318	1,150	—
Interest	2,385	10,489	10,701
Dividend	295	360	338
Equity income	7,107	6,152	5,912
Other	19,598	16,064	20,041
Total revenues	$813,938	$485,659	$513,904
____________________

Note:
(1)       We consolidated the operations of MFC Energy from September 7, 2012.

   Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

     The following is a breakdown of our gross revenues by segment for each of the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
	(United States dollars in thousands)
Gross Revenues:
Commodities and resources	$778,487	$455,898
Merchant banking	12,568	11,751
All other	22,883	18,010
	$813,938	$485,659

     The following charts illustrate our revenues by business segment and geographic distribution in the fiscal year ended December 31, 2013:

Revenues by Business Segment	Revenues by Region

     Based upon the yearly average exchange rates for 2013, the United States dollar decreased by approximately 3.2% and increased by approximately 3.0% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates in 2012. As at December 31, 2013, the United States dollar had decreased by approximately 4.3% against the Euro and increased by approximately 6.9% against the Canadian dollar since December 31, 2012.

     Revenues for 2013 increased to $813.9 million (consisting of net sales of $806.8 million and equity income from medical joint ventures of $7.1 million) from $485.7 million (consisting of net sales of $479.5 million and equity income from medical joint ventures of $6.2 million) in 2012, primarily as a result of increased commodities sales resulting from the acquisition of MFC Energy, MFCR and Possehl in the current period and increased transactions in wood pellets in Europe through longer term off-take agreements. As the Euro was relatively stable during 2013, currency fluctuations had no material impact on our revenues when Euro-denominated revenues were translated into U.S. dollars.

     Revenues for our commodities and resources business were $778.5 million for 2013, compared to $455.9 million in 2012, primarily as a result of increased commodities sales due to increases in both values and prices on some commodities and the consolidation of MFC Energy, MFCR and Possehl.

     During 2013, gross revenues generated by our royalty marginally decreased to approximately $25.7 million from approximately $29.1 million in 2012. This decrease in gross royalty revenues was mainly attributable to a lower tonnage of shipments in 2013. A total of 2.8 million tons and 3.2 million tons of iron ore products were shipped in 2013 and 2012, respectively.

     Subsequent to the year ended December 31, 2013, the operator of the Wabush mine announced that it planned to idle production of the mine by the end of the first quarter of 2014 as a result of increased costs and the lower iron or pricing environment. Our management reviewed related information and performed a sensitivity analysis on the expected future cash flows from our royalty interest. The primary factor which impacts the recoverable amount is the duration of the idle period of the mine. Using a base case, which assumes the mine will recommence production by 2016 and the remaining reserves will be processed over the remaining mine life, we concluded that an impairment charge was not required as at December 31, 2013. We continue to monitor the situation as it develops. In the event that the mine is idled for a prolonged period or if other circumstances change, we may re-assess the value of this asset in the future.

     Our commodities operations were adversely affected by historically severe flooding in the Southern Alberta, Canada, region in and around the city of Calgary during the third quarter of 2013. Such flooding caused us to lose 73 days of gas production and incur approximately C$1.9 million in capital expenditures for repairs. These operations returned to normal levels on September 26, 2013.

     Revenues for our merchant banking business were $12.6 million for 2013, compared to $11.8 million in 2012, primarily as a result of lower activities.

     Revenues for our other segment were $22.9 million for 2013, compared to $18.0 million in 2012.

     Costs of sales increased to $710.4 million for 2013 from $406.7 million for 2012, primarily as a result of an increase in commodities and resource activities, including as a result of the consolidation of MFC Energy, MFCR and Possehl. In the prior period, we had a write-down of inventories of $15.7 million, of which $19.4 million related to our former iron ore activities, which we recognized after the Supreme Court of India banned all mining activities in the area. The following is a breakdown of our costs of sales for each of the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
	(United States dollars in thousands)
Commodities and resources	$705,951	$382,245
Credit losses (recovery) on loans and receivables	4,671	(521)
Fair value gain on investment property	—	(14)
Market value (increase) decrease on commodities	(5,342)	1,509
(Gain) loss on derivative contracts, net	(4,488)	57
Write-off of inventories	—	15,659
Other	9,563	7,773
Total cost of sales	$710,355	$406,708

     Selling, general and administrative expenses, excluding share-based compensation, increased to $63.1 million for 2013 from $47.7 million for 2012. The increase is primarily as a result of the consolidation of MFC Energy, MFCR and Possehl.

     We recognized an impairment of interest in resource properties of $6.1 million (before an income tax recovery of $1.6 million) for 2013 in connection with our hydrocarbon reserves as a result of a decline in the long-term pricing outlook and future production volumes. In 2012, we recognized an impairment of $42.6 million (before income tax recovery of $13.8 million) in connection with a subsidiary that had engaged in iron ore activities in India (which was sold in 2013), as a result of the Supreme Court of India’s ban on all mining activities in the State of Goa, India. The total impairment and write-down, net of income tax recovery, was $48.2 million for 2012 in relation to such interests.

     Impairment of available-for-sale securities was $0.5 million for 2013, compared to $4.3 million in 2012. This represented an other-than-temporary impairment charge on our investment portfolio.

     During 2013, we incurred finance costs of $15.2 million, primarily related to our commodities business, compared to $11.6 million for 2012. Such finance costs increased as a result of increased borrowings relating to the acquisitions of MFC Energy, MFCR and Possehl.

     For 2013, we incurred a net foreign currency transaction loss of $1.8 million, compared to a gain of $7.1 million for 2012, in the statement of operations.

     We recognized a bargain purchase of $218.7 million, or $3.50 per share, during 2012, primarily in connection with the acquisition of MFC Energy. This also included a bargain purchase gain of $2.4 million in connection with the acquisition of KCCL. Please refer to Note 41 of our audited consolidated financial statements for the year ended December 31, 2013 for further information on the revised bargain purchase terms, which were recognized in 2012. The bargain purchase arose as the consideration under the transaction was less than the fair market value of the net identifiable assets acquired.

     We recognized an income tax expense (other than resource property revenue taxes) of $1.6 million in 2013, compared to an income tax recovery of $8.5 million in 2012. Our statutory tax rate was 25.75% in 2013, compared to 25% in 2012, and our effective tax rates are lower than our statutory tax rates in the current period. The income tax paid in cash (excluding resource property revenue taxes) during 2013 was $2.2 million compared to $4.9 million for 2012.

     We also recognized resource property revenue taxes of $5.0 million in 2013 compared to $5.9 million in 2012. The resource property revenues tax rate was 20% on our gross royalty revenue, deducted at source, which is reduced by 20% of deductible expenses. The decrease in taxes was primarily a result of a decrease in gross royalty revenues in the current period.

     Overall, we recognized an income tax expense of $6.6 million (provision for income taxes of $1.6 million and resource property revenue taxes of $5.0 million) for 2013, compared to an income tax recovery of $2.6 million (recovery of income taxes of $8.5 million and resource property revenue taxes of $5.9 million) in 2012.

     For 2013, our income attributable to shareholders was $9.7 million, or $0.15 per share on a basic and diluted basis, compared to $200.1 million, or $3.20 per share on a basic and diluted basis, for 2012.

   Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

     The following is a breakdown of our gross revenues by segment for each of the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
	(United States dollars in thousands)
Gross Revenues:
Commodities and resources	$455,898	$474,872
Merchant banking	11,751	22,487
All other	18,010	16,545
	$485,659	$513,904

     The following charts illustrate our revenues by business segment and geographic distribution in fiscal year ended December 31, 2012:

Revenues by Business Segment	Revenues by Region

     Based upon the yearly average exchange rates for 2012, the United States dollar increased by approximately 8.3% and 1.1% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates in 2011. As at December 31, 2012, the United States dollar had decreased by approximately 1.6% against the Euro and 2.2% against the Canadian dollar since December 31, 2011.

     Revenues for 2012 decreased to $485.7 million (consisting of net sales of $479.5 million and equity income from medical joint ventures of $6.2 million) from $513.9 million (consisting of net sales of $508.0 million and equity income from medical joint ventures of $5.9 million) in 2011, primarily as a result of decreased sales of commodities due to reductions in both volumes and prices on some commodities in 2012, partially offset by new products and the consolidation of MFC Energy since September 7, 2012. A weaker Euro also had an adverse impact on our revenues when Euro-denominated revenues were translated to U.S. dollars.

     Revenues for our commodities and resources business were $455.9 million for 2012, compared to $474.9 million for 2011, primarily as a result of decreased sales of commodities due to reductions in both volumes and prices of some commodities in 2012, partially offset by new products and the consolidation of MFC Energy since September 7, 2012.

     During 2012, gross revenues generated by our royalty marginally decreased to approximately $29.1 million from approximately $30.8 million in 2011. This decrease in gross royalty revenues was mainly attributable to lower shipments in 2012. A total of 3.2 million tons and 3.5 million tons of iron ore products were shipped in 2012 and 2011, respectively.

     Revenues for our merchant banking business were $11.8 million for 2012, compared to $22.5 million for 2011, primarily as a result of lower activities.

     Revenues for our other segment were $18.0 million for 2012, compared to $16.5 million for 2011.

     Costs of sales decreased to $406.7 million during 2012 from $428.6 million for 2011, primarily as a result of a decrease in commodities and resource activities, partially off-set by a write-down of inventories of $15.7 million ($19.4 million of which related to our former Indian iron ore activities, which we recognized after the Supreme Court of India banned all mining activities in the area).

     The following is a breakdown of our costs of sales for each of the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
	(United States dollars in thousands)
Commodities and resources	$382,245	$414,745
Loss on securities, net	—	4,314
Credit recovery on loans and receivables	(521)	(530)
Fair value (gain) loss on investment property	(14)	56
Market value decrease on commodities	1,509	4,422
Loss (gain) on derivative contracts, net	57	(6,805)
Write-off (recovery) of inventories	15,659	(29)
Other	7,773	12,414
Total cost of sales	$406,708	$428,587

     Selling, general and administrative expenses, excluding share-based compensation, increased to $47.7 million for 2012 from $40.4 million for 2011. The increase was primarily linked to expenses incurred in connection with the acquisition of MFC Energy during the period and its consolidation since September 7, 2012, partially offset by savings associated with streamlining our activities.

     We recognized an impairment of interests in resource properties of $42.6 million (before income tax recovery of $13.8 million) for 2012 in connection with a subsidiary that had engaged in iron ore activities in India. We recognized the impairment after the Supreme Court of India banned all mining activities in the area. The total impairment and write-down, net of income tax recovery, was $48.2 million for 2012 in relation to these interests. These interests were sold in 2013.

     Impairment of available-for-sale securities was $4.3 million in 2012, compared to $12.4 million in 2011. This represented an other-than-temporary impairment charge on our investment portfolio.

     During 2012, non-cash and discretionary share-based compensation expense decreased to $9,000 from $7.2 million 2011 as a result of granting 2,635,000 options to our directors and employees in January 2011.

     During 2012, we incurred finance costs of $11.6 million, primarily related to our commodities business, compared to $7.2 million for 2011. Such finance costs increased as a result of increased interest payments on our long term debt and credit facilities.

     For 2012, we incurred a net foreign currency transaction gain of $7.1 million, compared to a loss of $0.9 million for 2011, in the statement of operations.

     We recognized a bargain purchase of $218.7 million, or $3.50 per share, during 2012, primarily in connection with the acquisition of MFC Energy. This also included a bargain purchase gain of $2.4 million in connection with the acquisition of KCCL. Please refer to Note 41 of our audited consolidated financial statements for the year ended December 31, 2013 for further information on the revised bargain purchase terms, which were recognized in 2012. The bargain purchase arose as the consideration under the transaction was less than the fair market value of the net identifiable assets acquired.

     We recognized an income tax recovery (other than resource property revenue taxes) of $8.5 million during 2012, compared to a provision for income taxes of $1.3 million during 2011. Our statutory tax rate was 25% during 2012, compared to 26.5% for 2011, and our effective tax rates were lower than our statutory tax rates during 2011. The income tax paid in cash during 2012 was $4.9 million, compared to $1.0 million for 2011.

     We also recognized resource property revenue taxes of $5.9 million during 2012, compared to $4.6 million during 2011. The resource property revenues tax rate was 20% on the gross royalty revenue, deducted at source, which was reduced by 20% of deductible expenses. The increase in taxes was primarily a result of a claim in 2012.

     Overall, we recognized an income tax recovery of $2.6 million (recovery of income taxes of $8.5 million and resource property revenue taxes of $5.9 million) during 2012, compared to an expense of $6.0 million (income taxes of $1.3 million and resource property revenue taxes of $4.6 million) during 2011.

     For 2012, our income attributable to shareholders was $200.1 million, or $3.20 per share on a basic and diluted basis, compared to $12.2 million, or $0.19 per share on a basic and diluted basis, for 2011.

Liquidity and Capital Resources

   General

     Liquidity is of importance to companies in our businesses as insufficient liquidity often results in underperformance.

     Our objectives when managing capital are: (i) to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders, (ii) to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk, and (iii) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

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

     The following table sets forth the calculation of our debt-to-adjusted capital ratio as at the end of the years indicated:

	2013	2012(1)	2011
	(United States dollars in thousands)
Total long-term debt	$234,740	$162,993	$47,127
Less: cash and cash equivalents	(332,173)	(273,790)	(387,052)
Net long-term debt (net cash and
cash equivalents)	(97,433)	(110,797)	(339,925)
Shareholders’ equity	699,570	730,587	546,623
Debt-to-adjusted capital ratio	Not applicable	Not applicable	Not applicable
____________________

Note:
(1)	This table does not include the MPP term financing as it involved a purchase option and future processing fees. The purchase option thereunder was exercised in October 2013. Includes measurement period adjustments and error correction related to the acquisition of MFC Energy.

     There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2013, 2012 and 2011. The debt-to-adjusted capital ratio in 2013, 2012 and 2011 was not applicable as we had a net cash and cash equivalents balance.

     The following table sets forth the calculation of our long-term debt-to-equity ratio as at the end of the years indicated:

	2013	2012(1)	2010
	(United States dollars in thousands)
Long-term debt, less current portion	$189,871	$118,824	$20,150
Shareholders’ equity	699,570	730,587	546,623
Long-term debt-to-equity ratio	0.27	0.16	0.04
____________________

Note:
(1)	This table does not include the MPP term financing as it involved a purchase option and future processing fees. The purchase option thereunder was exercised in October 2013. Includes measurement period adjustments and error correction related to the acquisition of MFC Energy.

     During 2013, our strategy, which was unchanged from 2012 and 2011, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. We had a net cash and cash equivalents balance after the deduction of total long-term debt. Our long-term debt-to-equity ratio was 0.27, 0.16 and 0.04 as at December 31, 2013, 2012 and 2011, respectively.

   Financial Position

     The following table sets out our selected financial information as at the dates indicated:

	December 31,
	2013	2012(1)	2011
	(United States dollars in thousands)
Cash and cash equivalents	$332,173	$273,790	$387,052
Short-term cash deposits	4,381	182	163
Short-term securities	2,068	6,658	13,062
Trade receivables	115,678	72,820	21,154
Other receivables	30,409	18,314	9,144
Inventories	88,844	142,925	81,223
Assets held for sale	97,344	124,192	—
Real estate held for sale	12,676	12,210	12,012
Deposits, pre-paid and other assets	27,136	27,833	9,344
Total assets	1,318,598	1,360,623	858,957
Working capital	396,312	336,074	361,223
Short-term bank borrowings	129,783	150,396	114,239
Long-term debt, less current portion(2)	189,871	118,824	20,150
Decommissioning obligations	105,854	136,642	—
Shareholders’ equity	699,570	730,587	546,623
____________________

Notes:
(1)	Includes measurement period adjustments and error correction related to the acquisition of MFC Energy.

(2)	This amount does not include the MPP term financing, as it involved a purchase option and future processing fees. The purchase option thereunder was exercised in October 2013.

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

     As at December 31, 2013, cash and cash equivalents were $332.2 million, compared to $273.8 million and $387.1 million as at December 31, 2012 and 2011, respectively. The increase in cash was primarily a result of cash flows from operating activities and increased borrowings. We had assets held for sale of $97.3 million, representing certain non-core natural gas assets and investment property as at December 31, 2013, compared to $124.2 million held by MFC Energy and another entity (which was disposed of in February 2013) and $nil as at December 31, 2012 and 2011, respectively. The decrease in assets held for sale was primarily the result of the reclassification of natural gas properties to unproved lands as a result of the Participation Agreement entered into in the fourth quarter of 2013, the reclassification of property, plant and equipment and a disposition of other assets in February 2013. As at December 31, 2013, short-term securities decreased to $2.1 million from $6.7 million and $13.1 million as at December 31, 2012 and 2011, respectively. The decrease in short-term securities in 2012 was a result of dispositions. Trade receivables and other receivables were $115.7 million and $30.4 million, respectively as at December 31, 2013, compared to $72.8 million and $18.3 million, respectively as at December 31, 2012 and $21.2 million and $9.1 million respectively at December 31, 2011. The increase in trade receivables was primarily a result of an increase in trading activities. The value of our inventories decreased to $88.8 million as at December 31, 2013, from $142.9 million and $81.2 million as at December 31, 2012 and 2011, respectively. The decrease in inventories was primarily due to the unwinding of sales and repurchase arrangements. The value of real estate held for sale was $12.7 million as at December 31, 2013, compared to $12.2 million and $12.0 million as at December 31, 2012 and 2011, respectively. The value of deposits, prepaid and other assets was $27.1 million as at December 31, 2013, compared to $27.8 million and $9.3 million as at December 31, 2012 and 2011, respectively. As at December 31, 2013, we had short-term cash deposits of $4.4 million, compared to $0.2 million and $0.2 million as at December 31, 2012 and 2011, respectively. The increase in short-term cash deposits in 2013 was primarily a result of excess cash being invested for higher interest income.

     We have liabilities relating to assets held for sale of $11.5 million primarily relating to decommissioning obligations associated with such assets.

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

     As at December 31, 2013, we had credit facilities aggregating $511.6 million comprised of: (i) unsecured revolving credit facilities aggregating $220.5 million from banks; (ii) revolving credit facilities aggregating $68.9 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of $130.9 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) a foreign exchange credit facility of $53.3 million with a bank; and (v) secured revolving credit facilities aggregating $38.0 million. All of these facilities are renewable on a yearly basis.

   Long-Term Debt

     Other than lines of credit drawn and as may be outstanding for trade financing and commodities and structured solutions activities, as of December 31, 2013, the maturities of long-term debt were as follows:

Maturity	Principal	Interest	Total
	(United States dollars in thousands)
2014	$44,869	$6,687	$51,556
2015	33,074	5,360	38,434
2016	71,762	4,308	76,070
2017	30,074	2,547	32,621
2018	26,637	1,691	28,328
Thereafter	28,324	1,332	29,656
	$234,740	$21,925	$256,665

     During the year ended December 31, 2013, we paid off $36.7 million of debt. We also incurred additional borrowings of $98.8 million in connection with the development of our commodities business.

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

     Please refer to Note 21 to our audited consolidated financial statements for the year ended December 31, 2013 for further information regarding interest rates, maturities and other payment terms for our bank debts.

     In October 2013, we exercised our option to acquire a 100% interest in MPP for consideration of C$6.7 million. As a result, no amounts were outstanding under the MPP term financing as at December 31, 2013.

   Cash Flows

     Due to the number of the businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long term debt earlier in this section.

     The global commodity supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

     Working capital levels fluctuate throughout the year and are affected by the level of our commodities operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of commodities transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and credit facility amounts and we believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements as well as unexpected cash demands.

   Cash Flows from Operating Activities

     Operating activities provided cash of $10.1 million in 2013, compared to using cash of $144.4 million in 2012 and providing cash of $44.7 million in 2011. In 2013, a decrease in short-term bank borrowings for day-to-day business requirements used cash of $26.4 million, compared to $115.5 million in 2012 and an increase in same providing cash of $49.8 million 2011. A decrease in inventories provided cash of $32.5 million in 2013, compared to an increase in inventories using cash of $36.5 million and $22.8 million in 2012 and 2011, respectively. An increase in receivables used cash of $29.1 million in 2013, compared to $12.9 million and $8.3 million in 2012 and 2011, respectively. A decrease in accounts payable and accrued expenses used cash of $2.7 million in 2013, compared to $9.1 million in 2012 and $1.4 million in 2011. Changes in short-term securities provided cash of $10.2 million during 2013, compared to $7.2 million and $5.3 million in 2012 and 2011, respectively. An increase in short-term cash deposits used cash of $4.2 million during 2013, compared to $16,000 and $4.1 million during 2012 and 2011, respectively. A decrease in decommissioning obligations used cash of $4.1 million in the year ended December 31, 2013, compared to an increase of the same providing cash of $44,000 and $nil in 2012 and 2011, respectively. A decrease in deposits, prepaid and other provided cash of $1.2 million in 2013, compared to an increase using cash of $8.9 million in 2012 and a decrease providing cash of $10.8 million in 2011. A decrease in income tax liabilities used cash of $1.0 million in 2013, compared to $2.3 million in 2012 and an increase in income tax liabilities providing cash of $0.8 million in 2011. An increase in assets held for sale in connection with natural gas properties used cash of $1.0 million in the year ended December 31, 2013, compared to $3.1 million and $nil in each of 2012 and 2011. Other items provided cash of $2.4 million in 2013, compared to providing cash of $1.1 million in 2012 and using cash of $0.4 million in 2011.

   Cash Flows from Investing Activities

     Investing activities used cash of $0.8 million in 2013, compared to $55.7 million in 2012 and $36.5 million in 2011, respectively. Proceeds from sales of long-term investments provided cash of $7.0 million in 2013, compared to $2.6 million in 2012 and $7.4 million in 2011, respectively. Net distributions from joint ventures provided net cash of $7.2 million in 2013, compared to $7.6 million and $5.1 million in 2012 and 2011, respectively. Purchases of hydrocarbon assets, net of sales used cash of $4.6 million in 2013, compared to $nil in each of 2012 and 2011. Purchases of long-term securities used cash of $2.0 million in 2013, compared to $5.1 million in 2012 and $37.5 million in 2011, respectively. Purchases of property, plant and equipment, net of sales, used cash of $2.0 million in 2013, compared to $2.1 million and $1.2 million in 2012 and 2011, respectively. The acquisitions of subsidiaries net of cash acquired used cash of $6.6 million in 2013, compared to $78.5 million in 2012 and $95,000 in 2011. Other items provided cash of $74,000 in 2013, compared to using cash of $48,000 in 2012 and providing cash of $3.8 million (primarily consisting of sales of investment property) in 2011.

   Cash Flows from Financing Activities

     Net cash provided by financing activities was $46.6 million in 2013, compared to providing $83.4 million in 2012 and using cash of $17.4 million in 2011. A net increase in debt provided cash of $62.1 million in 2013, compared to $105.2 million in 2012 and a decrease in debt using cash of $4.3 million in 2011. In 2013, dividends paid to our shareholders used cash of $15.0 million, compared to $13.8 million and $12.5 million in 2012 and 2011, respectively. Dividends paid to non-controlling interests used cash of $0.8 million in 2013, compared to $0.7 million and $0.6 million in 2012 and 2011, respectively. A reduction in facility term financing used cash of $21.9 million and $7.4 million in 2013 and 2012, respectively. There was an increase in an amount due to a customer, which provided cash of $22.2 million, in 2013. This amount was repaid to the customer in January 2014.

   Future Liquidity

     We expect that there will be acquisitions of businesses or commitments to projects in the future, including the proposed acquisition of FESIL. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

   Foreign Currency

     Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

     Our reporting currency is the United States dollar. We translate subsidiaries’ assets and liabilities into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues is received in Euros, Chinese yuans and Canadian dollars, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period.

     In the year ended December 31, 2013, we reported a net $31.4 million currency translation adjustment loss under other comprehensive income within equity. This compared to losses of $7.9 and $1.4 million in 2012 and 2011, respectively. The increase in 2013 was primarily a result of a weaker Canadian dollar against the United States dollar.

   Contractual Obligations

     The following table sets out our contractual obligations and commitments as at December 31, 2013 in connection with our long-term liabilities.

	Payments Due by Period(1)
	(United States dollars in thousands)
Contractual Obligations(2)(3)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Long-term debt obligations	$51,556	$114,504	$60,949	$29,656	$256,665
Operating lease obligations	1,983	2,018	905	192	5,098
Purchase obligations	14,909	1,390	58	—	16,357
Puttable Instruments	—	3,936	—	—	3,936
Total	$68,448	$121,848	$61,912	$29,848	$282,056
____________________

Notes:
(1)	Undiscounted.

(2)	The table does not include non-financial instrument liabilities and guarantees.

(3)	The table does not include provisions for warranty and decommissioning obligations.

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

   Inflation

     We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

   Summary of Quarterly Results

     The following tables provide selected financial information for the most recent eight quarters presented in accordance with IFRS:

	December 31, 2013		September 30, 2013	June 30, 2013	March 31, 2013
	(United States dollars in thousands, except per share amounts)
Net sales	$220,707		$213,418	$166,974	$205,732
Equity income	1,428		2,198	1,959	1,522
Total revenues	222,135		215,616	168,933	207,254
Net income (loss)(1)	(12,562	)(2)	6,977	6,811	8,439
Basic earnings (loss), per share	(0.20	)(2)	0.11	0.11	0.13
Diluted earnings (loss), per share	(0.20	)(2)	0.11	0.11	0.13
____________________

Notes:
(1)	Net income attributable to our shareholders.

(2)	Includes an impairment to interests in resource properties of $6.1 million.

	December 31, 2012		September 30, 2012(1)		June 30, 2012	March 31, 2012
	(United States dollars in thousands, except per share amounts)
Net sales	$110,416		$118,597		$104,445	$146,049
Equity income	1,347		1,515		1,706	1,584
Total revenues	111,763		120,112		106,151	147,633
Net income (loss)(2)	(45,498	)(3)	217,637	(4)	11,061	16,944	(5)
Basic earnings (loss), per share	(0.73	)(3)	3.48	(4)	0.18	0.27	(5)
Diluted earnings (loss), per share	(0.73	)(3)	3.48	(4)	0.18	0.27	(5)
____________________

Notes:
(1)	We commenced consolidation of MFC Energy’s operations from September 7, 2012. Includes measurement period adjustments and error correction related to the acquisition of MFC Energy.

(2)	Net income attributable to our shareholders.

(3)	Includes total impairment and write-down of $48.2 million, or $0.77 per share on a basic and diluted basis, net of income tax recovery, on a subsidiary in India, which was subsequently sold in 2013.

(4)	Includes a bargain purchase of $216.3 million, or $3.46 per share on a basic and diluted basis, in connection with the acquisition of MFC Energy. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired. Includes measurement period adjustments for the acquisition of MFC Energy.

(5)	Includes a bargain purchase of $2.4 million, or $0.04 per share on a basic and diluted basis, in connection with the acquisition of a subsidiary. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

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

     In general, inventories are recorded at the lower of cost or estimated net realizable value. Commodities acquired in commodity broker-trader activities with the purpose of selling them in the near future and generating a profit from fluctuations in price or margin are measured at fair value less costs to sell. Accordingly, our management must make estimates about their pricing when establishing the appropriate provisions for inventories. For the finished goods and commodity inventories, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods by various marketing strategies and channels. Actual selling price could differ from the estimated selling price and such differences could be material.

   Receivables

     Receivables are financial instruments that are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluations of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. As at December 31, 2013, we had recognized receivables (including trade and other receivables) aggregating $146.1 million.

   Valuation of Securities

     Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

     Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there is any objective evidence that an available-for-sale security has experienced a decline in value, other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We also consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the investee’s financial position and results for a period of years; (iii) any liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) the outlook of the investee’s industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; (vii) our business plan and strategy to divest the security or to restructure the investee; and (viii) the extent and/or duration of the decline in market value.

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

(f)	significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date and reassessing the useful life of an asset as finite rather than indefinite; and

(g)	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

   Provisions for Decommissioning Obligations

     Our provisions for decommissioning obligations represent management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by us.

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

     We currently have deferred tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

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

     We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We do not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

New Standards and Interpretations Adopted and Not Yet Adopted

     IFRIC 21, Levies, provides the following guidance on recognition of a liability to pay levies:

  The liability is recognized progressively if the obligating event occurs over a period of time.

  If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

     The same recognition principles are applied in interim financial reports. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. We anticipate that the application of this new standard will not have significant impacts on our consolidated financial statements.

     IFRS 9, Financial Instruments, referred to as “IFRS 9”, was published in November 2009 and contained requirements for financial assets. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from International Accounting Standard 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk. The IASB decided that a mandatory date of January 1, 2015 would not allow sufficient time for entities to prepare to apply the new standard because the impairment phase of the IFRS 9 project has not yet been completed. Accordingly, the IASB decided that a new date should be decided upon when the entire IFRS 9 project is closer to completion. The amendments made to IFRS 9 in November 2013 remove the mandatory effective date from IFRS 9. However, entities may still choose to apply IFRS 9 early and management has decided not to early apply IFRS 9.

Trend Information

     For a discussion of trends relating to revenues derived from our royalty interest, please see “Item 4: Information on the Company – B. Business Overview – Business Segments – Commodities and Resources”.

Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

     We have outstanding issued guarantees held by our trading and financial partners in connection with our commodities and resources activities. As of December 31, 2013, we had issued guarantees of up to a maximum of $51.4 million, of which $43.4 million were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Safe Harbor

     The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, applies to forward-looking information provided under “– Off-Balance Sheet Arrangements” and “– Liquidity and Capital Resources – Contractual Obligations”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     We have no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any of our directors or officers was selected as a director or officer. The following table sets forth the names of each of our directors and officers, as at the date hereof:

		Date of
		Commencement	Expiration of
		of Office	Term of Office
Name (Age)	Present Position	with our Company	with our Company(1)
Michael J. Smith (65)	Chief Executive Officer and Director	1986	2014
James M. Carter (68)(2)	Chief Financial Officer	2014	—
Peter Kellogg (71)(3)	Chairman, Director	2013	2016
Dr. Shuming Zhao (61)(4)	Director	2014	2014
Indrajit Chatterjee (68)(3)(5)(6)	Director	2005	2015
Silke S. Stenger (45)(3)(5)(6)	Director	2013	2015
William C. Horn III (50)(5)	Director	2013	2016
____________________

Notes:
(1)	In March 2014, we announced that our board of directors had determined to eliminate our staggered board structure.

(2)	Mr. Carter was appointed Chief Financial Officer in March 2014.

(3)	Member of our Compensation Committee.

(4)	Dr. Zhao was appointed a director of the Company to fill the vacancy created by the passing of Robert Ian Rigg in March 2014.

(5)	Member of our Audit Committee.

(6)	Member of our Nominating and Corporate Governance Committee.

Michael J. Smith – Chief Executive Officer and Director

     Mr. Smith has been a director of our company since 1986 and was Chairman from 2003 to March 2014. Mr. Smith was appointed our Chief Executive Officer in March 2010 and served as our Chief Financial Officer from 2010 to March 2014. He was our Secretary until March 1, 2008. Mr. Smith was also our Chief Executive Officer between 1996 and 2006. Mr. Smith was also previously the President, Chief Executive Officer, Secretary and a director of Mass and has served as a director and officer of various public companies. Mr. Smith has experience in corporate finance and restructuring.

James M. Carter – Chief Financial Officer

     Mr. Carter was appointed Chief Financial Officer in March 2014. Mr. Carter is a Chartered Accountant with over 40 years of experience in both public and private companies, with an emphasis on the commodities sector and international business markets. He has served as Vice-President of the Company and its predecessors for over 15 years. Mr. Carter has also served as an officer and director of a number of other private and publicly traded companies.

Peter Kellogg – Chairman and a Director

     Mr. Kellogg has been a director of our company since December 2013. Mr. Kellogg was appointed Chairman of our board of directors in March 2014. He is currently the Chief Executive Officer of IAT. He was the Senior Managing Director of Spear, Leeds & Kellogg, one of the largest market making and securities clearing firms in the U.S., until 2000, when it was acquired by Goldman Sachs. Mr. Kellogg has been the Senior Advisory Director of Goldman Sachs/Spear, Leeds & Kellogg. He served as the Chairman of Ziegler Companies Inc. since 2003 and a director of Nam Tai Electronics since 2000. He also serves as a director of the Berkshire School and the U.S. Olympic Ski Team. Previously, Mr. Kellogg served on the board of Advest Group, MCM Corporation, Cityfed Financial Corp., Interstate Air Taxi Inc. and Interstate/Johnson Lane, Inc.

Dr. Shuming Zhao – Director

     Dr. Zhao was a director of our company from 2004 until December 2013 and was re-appointed to the board of directors in March 2014. Dr. Zhao is the Chair Professor and Honorary Dean of the School of Business, Nanjing University in the People’s Republic of China. He also serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice-President of Chinese Society of Management Modernization, President of the Jiangsu Provincial Association of Human Resource Management and Vice-President of the Jiangsu Provincial Association of Business Management and Entrepreneurs. Since 1994, Dr. Zhao has acted as a management consultant for several Chinese and international firms. He is also a director of Daqo New Energy Corp. (China) and was a director of Little Swan Company, Ltd. (China). Dr. Zhao has successfully organized and held seven international symposia on multinational business management. Since 1997, Dr. Zhao has been a visiting professor at Marshall School of Business, University of Southern California and the College of Business, University of Missouri-St. Louis. He has also lectured in various countries, including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal, and Australia.

Indrajit Chatterjee – Director

     Mr. Chatterjee has been a director of our company since 2005. He is a retired businessman who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.

Silke S. Stenger – Director

     Ms. Stenger has been a director of our company since August 2013. She is an independent business consultant and business leadership coach and was a former director of our company when our company was KHD Humboldt Wedag International Ltd. and has been a director of KHD Humboldt Wedag International AG. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Ltd. Ms. Stenger is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and Sarbanes-Oxley compliance.

William C. Horn III – Director

     Mr. Horn has been a director of our company since December 2013. He is the President and Chief Operating Officer of First Angel Capital (since 2004), a boutique investment firm focusing on long/short and macro trading strategies, research, alternative investments, private equity, lending and consulting to institutions for M&A and strategic financial workout and turnaround. Mr. Horn served as a Director of LMS Medical Systems, Inc. from 2008 to 2010 while also acting as interim Chief Executive Officer and Chief Financial Officer of LMS Medical Systems, Inc. over the same period. Prior to First Angel Capital, he was employed by State Street Corporation as Vice-President of Risk Management and Compliance, overseeing risk management and compliance for institutional equity trading and e-finance for State Street Global Markets, State Street’s institutional trading division. Mr. Horn formerly worked for Fidelity Investments in a number of capacities, including Vice-President of Global Risk Management, Senior Counter-Party Credit Analyst and Mortgage-Backed Security Trader. Mr. Horn graduated from St. Lawrence University with a degree in Economics.

   Family Relationships

     There are no family relationships between any of our director and executive officers.

B. Compensation

     During fiscal year ended December 31, 2013, we paid an aggregate of approximately $1.8 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2013 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

   Executive Officers

     The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2013 to our Chief Executive Officer, former Chief Financial Officer and each of our three most highly compensated executive officers (or persons acting in a similar capacity) whose total compensation for the fiscal year exceeded $150,000:

					Non-equity Incentive Compensation Plan Compensation ($)(1)
Name and Principal Position	Salary ($)		Share- Based Awards ($)	Option- Based Awards ($)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value ($)	All Other Compensation ($)		Total Compensation ($)
Michael J. Smith
Chief Executive
Officer and former
Chairman and
Chief Financial
Officer(2)	301,239		—	—	103,660	—	—	190,745	(3)	595,644
Roland Schulien
Senior Vice President
Finance, Europe	185,990		—	—	7,971	—	—	27,098	(4)	221,059
Gerardo Cortina
Managing Director
Mexico	388,130		—	—	—	—	—	4,236	(5)	392,366
Ernest Alders
Vice-President	204,431	(6)	—	—	14,206	—	—	5,619	(7)	224,256
____________________

Notes:
(1)	All awards under MFC’s non-equity incentive compensation plans are paid during the financial year they were earned.

(2)	Mr. Smith ceased acting as our Chief Financial Officer and Chairman in March 2014.

(3)	Consists of housing allowances and expenses.

(4)	Consists of auto benefits.

(5)	Consists of customary perquisites.

(6)	Includes accrued but unpaid amounts.

(7)	Consists of customary perquisites, including a housing allowance.

   Directors’ Compensation

     The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2013 to the directors of our company.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael J. Smith(1)	—	—	—	—	—	—	—
Peter Kellogg(2)	—	—	—	—	—	—	—
Dr. Shuming Zhao(3)	87,500	—	—	—	—	—	87,500
Ian Rigg(4)	121,233	—	—	—	—	—	121,233
Indrajit Chatterjee	87,500	—	—	—	—	—	87,500
Ravin Prakash(5)	—	—	—	—	—	—	—
Silke S. Stenger	75,425	—	—	—	—	—	75,425
William C. Horn III(6)	—	—	—	—	—	—	—
____________________

Notes:
(1)	Compensation provided to Mr. Smith, in his capacity as an executive officer is disclosed in the table above under the heading “Executive Officers”.

(2)	Mr. Kellogg became a director in December 2013.

(3)	Dr. Zhao ceased being a director in December 2013 and was re-appointed as a director in March 2014 to fill a vacancy.

(4)	Mr. Rigg passed away in March 2014.

(5)	Mr. Prakash received $127,276 in compensation in connection with acting as an advisor to the Group. Mr. Prakash ceased being a director in December 2013.

(6)	Mr. Horn became a director in December 2013.

     A total of $0.4 million was paid to our directors for services rendered as directors, or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid a fee of $30,000 and $750 for each director’s meeting attended as well as additional fees, as applicable, for their respective participation on our Audit and Compensation Committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.

   Termination and Change of Control Benefits

     Effective March 1, 2008, we entered into an independent consulting agreement with Michael Smith, our Chief Executive Officer, pursuant to which he provides us consulting services. In the event that the agreement is terminated by us or in the event of a change of control, Mr. Smith is entitled to receive a termination payment equal to the sum of three times the aggregate consulting fee paid to Mr. Smith in the previous twelve months plus the higher of his current bonus or the highest bonus received by him in the previous five years prior to such termination. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of the termination of the agreement and the date of the change of control, to require us to purchase all or any part of our common shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of our common shares on the NYSE for the ten preceding trading days. Assuming a discontinuance of Mr. Smith’s services as a result of termination or a change of control effective December 31, 2013, we would have been required to make a maximum payment to Mr. Smith in the aggregate amount of $3.1 million pursuant to the terms of his consulting arrangement. Ernest Alders is also entitled to a payment of one month’s salary (including the pro rated portion of his bonus for the last fiscal year) for each year of service in the event that MFC or Mr. Alders terminates his engagement within six months after a change of control pursuant to his applicable agreements.

   Pension Plan Benefits

     As of December 31, 2013, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.

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

		Expiration of
Name of Director	Director Since	Current Term
Michael J. Smith	1986	2014
Dr. Shuming Zhao	2014	2014
Indrajit Chatterjee	2005	2015
Silke S. Stenger	2013	2015
Peter Kellogg	2013	2016
William C. Horn III	2013	2016

     In March 2014, our board of directors determined to declassify our board structure and it is intended that amendments to our Articles in connection therewith will be presented to our shareholders for approval at our next annual general meeting. If approved, directors would be elected on an annual basis moving forward.

     Other than as discussed elsewhere herein, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

     Our board of directors has established an Audit Committee. Our Audit Committee currently consists of Indrajit Chatterjee, Silke S. Stenger and William C. Horn III, who was appointed to the Audit Committee, in March 2014. During the year ended December 31, 2013 and until his passing in 2014, Ian Rigg was a member of and served as the Chairman of our Audit Committee. The Audit Committee operates pursuant to a charter adopted by the board of directors on October 26, 2013, a copy of which is available online at our website at www.mfcindustrial.com and attached as Schedule “C” to our management proxy circular filed with the SEC on Form 6-K on December 2, 2013. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; (iii) the independence, qualifications and performance of our independent auditors; and (iv) the performance and structure of our internal audit function. The Audit Committee also reviews and approves our hiring policies, establishes our procedures for dealing with complaints, oversees our financial reporting processes and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, risk assessment and risk management, accounting principles and auditing procedures being applied.

     Our board of directors has established a Compensation Committee. Our Compensation Committee currently consists of Peter Kellogg, Indrajit Chatterjee and Silke S. Stenger. During the year ended December 31, 2013 and until his passing in 2014, Ian Rigg also served on our Compensation Committee. Our Compensation Committee operates pursuant to a charter adopted by the board of directors on October 26, 2013, a copy of which is available online at our website at www.mfcindustrial.com. The Compensation Committee is appointed and generally acts on behalf of the board of directors. The Compensation Committee is responsible for reviewing our board compensation practices and our selection, retention and remuneration arrangements for our executive officers and employees and reviewing and approving our Chief Executive Officer’s compensation in light of our corporate goals and objectives. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation Committee also administers and implements all of our incentive compensation plans and equity-based compensation plans. The Compensation Committee also recommends changes or additions to those plans, monitors our succession planning processes and reports to our board of directors on other compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

     Effective July 15, 2005, we formed a Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee currently consists of Indrajit Chatterjee and Silke S. Stenger. During the year ended December 31, 2013 and until his passing in 2014, Ian Rigg also served on our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee operates pursuant to a charter adopted by our board of directors on October 26, 2013, a copy of which is available online at our website at www.mfcindustrial.com. The primary function of the Nominating and Corporate Governance Committee is to assist our board of directors in developing our Corporate Governance Guidelines and monitor the board and management’s performance against the defined approach. The Nominating and Corporate Governance Committee is also responsible for evaluating the board and board committees’ structure and size and the independence of existing and prospective directors, identifying and reporting on candidates to be nominated to our board of directors, reporting on the board’s annual performance and overseeing our process for providing information to the board.

D. Employees

     At December 31, 2013, 2012 and 2011, we employed approximately 951, 955 and 616 people, respectively.

E. Share Ownership

     There were 62,552,126 common shares, 2,525,000 stock options and no share purchase warrants issued and outstanding as of March 30, 2014. Of the shares issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2013, owned the following common shares:

		Percentage of Total
	Common Shares	Common Shares	Stock Options(1)
	Beneficially Owned	Outstanding	Held
Name and Principal Position	(#)	(%)	(#)
Michael J. Smith
Chief Executive Officer, Director and former
Chairman and Chief Financial Officer(2)	272,727	0.4%	390,000
Peter Kellogg
Chairman and Director(3)	20,662,400 (3)	33.0%	—
Dr. Shuming Zhao
Director(4)	—	—	55,000
Ian Rigg
Director(5)	7,230	less than 0.1%	55,000
Indrajit Chatterjee
Director	—	—	55,000
Ravin Prakash
Director(6)	—	—	55,000
Silke S. Stenger
Director	—	—	—
William C. Horn III
Director	618	less than 0.1%	—
____________________

Notes:
(1)	The options are exercisable at a price of $7.81 per common share and expire on January 1, 2016.

(2)	Michael Smith ceased acting as our Chief Financial Officer and Chairman in March 2014.

(3)	Mr. Kellogg was appointed Chairman in March 2014. Mr. Kellogg controls 13,405,000 of our common shares through IAT. In his public filings, Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 1,200,000 common shares of our company owned by his wife, Cynthia Kellogg.

(4)	Dr. Zhao ceased being a director in December 2013 and was re-appointed as a director in March 2014 to fill a vacancy.

(5)	Mr. Rigg passed away in March 2014. If not exercised, Mr. Rigg’s 55,000 options expire in April 2014.

(6)	Mr. Prakash ceased being a director in December 2013.

   Stock Option Plan

     We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares that may be reserved and set aside for issuance under our stock option plan is 5,524,000. Each option, upon its exercise, entitles the grantee to purchase one common share. The exercise price of an option may not be less than the closing market price of our common shares on the NYSE, on the day prior to the date of grant of the option. In the event our common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of our common shares on the NYSE for the ten trading days immediately prior to the date the option is granted. Options may be granted under our stock option plan for an exercise period of up to ten years from the date of grant of the option. No options were granted during the year ended December 31, 2013. There were 1,720,000 options outstanding as at December 31, 2013. There were 12,344 options available for grant under the stock option plan as at December 31, 2013.

   Incentive Plan

     At our annual and special meeting of our shareholders held in September 2008, our shareholders passed a resolution approving an equity incentive plan, referred to as the “Incentive Plan”, to further align the interests of employees and directors with those of our shareholders by providing incentive compensation opportunities tied to the performance of our common shares and promoting increased ownership of our common stock by such individuals.

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

     The maximum number of our common shares that may be issuable pursuant to all Awards granted under the Incentive Plan is 1,500,000 common shares. Forfeited, cancelled, returned and lapsed Awards are not counted against the 1,500,000 common shares. Any Awards, or portions thereof, that are settled in cash and not by issuance of our common shares are not counted against the 1,500,000 common shares. 915,000 Awards had been issued pursuant to the Incentive Plan as at December 31, 2013. There were 585,000 Awards available for grant under the Incentive Plan as at December 31, 2013.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     There were 62,552,126 common shares issued and outstanding as of March 24, 2014. The following table sets forth, as of the date hereof, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name	Amount Owned	Percent of Class(1)
Peter Kellogg	20,662,400(2)	33.0%
____________________

Notes:
(1)	Based on 62,552,126 common shares issued and outstanding on March 24, 2014.

(2)	Mr. Kellogg controls 13,405,000 of our common shares through IAT. In his public filings, Mr. Kellogg disclaims beneficial ownership of 13,405,000 of the shares, or approximately 21.4% of the issued and outstanding common shares. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 1,200,000 common shares of our company owned by his wife, Cynthia Kellogg.

     The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

     Peter Kellogg may be considered to control our company as a result of, among other things, his ownership of approximately 33% of our common shares and his position as a director on our board of directors.

     As of March 24, 2014, there were 62,552,126 common shares issued and outstanding held by 404 registered shareholders. Of those common shares issued and outstanding, 62,472,513 common shares were registered in the United States (365 registered shareholders).

     On February 7, 2014, we entered into a mutual settlement agreement with Peter Kellogg and IAT. Please refer to “Item 10: Additional Information – C. Material Contracts” for further information.

     There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

     Other than as disclosed herein, to the best of our knowledge, since January 1, 2013, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and I enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

     In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members. These related party transactions are made in arm’s length transactions at normal market prices and on normal commercial terms. In addition to transactions disclosed elsewhere in our financial statements for the year ended December 31, 2013 and in this annual report on Form 20-F, we had the following transactions with affiliates during the year ended December 31, 2013:

Year Ended
December 31, 2013
(United States dollars
in thousands)
Dividend income on common shares*	277
Royalty expense paid and payable*	(604)
Sales of goods	1,969
____________________

*	included in income from an interest in resource property

     In addition to the above transactions, in February 2013, we sold our interest in a group (which held the resource properties in India to a director of two of our sub-subsidiaries, resulting in a non-cash accounting gain of $0.4 million on its disposition. The director resigned from the sub-subsidiaries in March 2013. In addition, a subsidiary sold its office furniture and equipment to a company beneficially owned by our Chief Executive Officer for $14,000, resulting in a gain of $14,000. Included in other receivables was an overpayment of net director fees of $8,000, which was subsequently refunded by the director in 2014. As at December 31, 2013, we had $0.2 million of trade receivables due from affiliates in the normal course of business.

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

     Our board of directors declared the following annual cash dividends per common share, payable in four quarterly installments, for the three most recently completed financial years:

	2011	2012	2013
Dividend declared	$0.20	$0.22	$0.24

     The following dividends per common share were paid during our three most recently completed financial years:

Dividend paid
2011
January 31	$0.05
April 11	$0.05
July 11	$0.05
September 30	$0.05
2012
February 10	$0.05
April 10	$0.05
July 13	$0.06
October 26	$0.06
2013
February 8	$0.06
April 1	$0.06
July 30	$0.06
October 28	$0.06

     On March 24, 2014, we announced that our board of directors had declared an annual cash dividend for 2014 of $0.24 per common share, payable in four quarterly instalments. The first 2014 dividend payment will be made on April 22, 2014 to shareholders of record on April 10, 2014.

B. Significant Changes

     Please refer to “Item 4: Information on the Company – A. History and Development of the Company – Recent Developments” and Note 41 of our annual financial statements included herewith for a discussion of significant events that have occurred after December 31, 2013.

ITEM 9: THE OFFER AND LISTING

A. Offer and Listing Details

     Since June 18, 2007, our common shares have been quoted on the NYSE, currently under the symbol “MIL”. The following table sets forth the high and low sales of prices of our common shares on the NYSE for the periods indicated.

	Exchange
	High ($)	Low ($)
Annual Highs and Lows
2013	10.39	7.25
2012	8.80	6.65
2011	9.00	6.17
2010	16.10	6.60
2009	14.20	6.65

Quarterly Highs and Lows
2014
First Quarter	8.19	6.97
2013
Fourth Quarter	8.73	7.25
Third Quarter	9.05	7.94
Second Quarter	9.15	7.88
First Quarter	10.39	8.59
2012
Fourth Quarter	8.77	7.92
Third Quarter	8.80	6.66
Second Quarter	7.59	6.65
First Quarter	8.16	7.03

Monthly Highs and Lows
March 2014	8.19	6.97
February 2014	8.16	7.10
January 2014	8.08	7.51
December 2013	8.08	7.25
November 2013	8.33	7.50
October 2013	8.73	8.04

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

     Our Articles do not restrict a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, vote on compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

     Our authorized capital consists of an unlimited number of common shares without par value, an unlimited number of class A common shares without par value and an unlimited number of Class A preferred shares without par value. Our Class A preferred shares may be issued in one or more series and our directors may fix the number of shares that is to comprise each series and designate the rights, privileges, restrictions and conditions attaching to each series.

     Holders of our common shares may receive dividends when, as and if declared by the board, subject to the preferential dividend rights of any other classes or series of preferred shares issued and outstanding. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of the assets of our company to be less than the aggregate of its liabilities. Holders of our common shares are entitled to one vote per share at any meeting of shareholders of any class of common shares and, in general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to our company. The common shareholders are entitled, in the event of a distribution of assets of our company on the liquidation, dissolution or winding-up of our company, referred to as a “Liquidation Distribution”, to receive, before any Liquidation Distribution is made to the holders of the class A common shares or any other shares of our company ranking junior to the common shares, but after any prior rights of any of our preferred shares, the stated capital with respect to each common share held by them, together with all declared and unpaid dividends (if any and if preferential) thereon, up to the date of such Liquidation Distribution, and thereafter the common shares shall rank pari passu with all other classes of our common shares in connection with the Liquidation Distribution.

     The rights and restrictions attaching to our class A common shares are the same as those attaching to our common shares, except that, in the event of a Liquidation Distribution, the holders of the class A common shares are entitled to receive such Liquidation Distribution only after any prior rights of the preferred shares and common shares or any other share ranking prior in right to the class A common shares.

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

     Our Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. At each annual meeting of our company, a class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor. In March 2014, our board of directors determined to declassify our board structure. Please refer to “Item 6: Directors, Senior Management and Employees – C. Board Practices” for further information.

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

     As set forth above, our Articles contain certain provisions that would have an effect of delaying, deferring or preventing a change in control of our company, including authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. Our Articles do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of our company. In addition, on November 18, 2013, we adopted an advance notice policy, which, among other things, fixes a deadline by which director nominations must be submitted to us prior to our meetings of shareholders and sets forth the information that must be included in such notice in order for such nominee to be eligible for election. In the case of an annual meeting, notice must be given to us not less than 30 nor more than 65 days prior to the date of such meeting; provided that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of such meeting was made, notice may be given no later than the close of business on the 10th day following such announcement. In the case of a special meeting called for the purpose of electing directors that is not also an annual meeting, notice must be provided to us no later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.

     Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

     Our Articles are not significantly different from the requirements of the Business Corporations Act (British Columbia) and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the Business Corporations Act (British Columbia).

C. Material Contracts

     The following summary of certain material provisions of the agreement referenced below is not complete and these provisions are qualified in their entirety by reference to the full text of such agreement.

     In July 2012, we entered into the Support Agreement with MFC Energy, pursuant to which we made the offer to acquire all of its outstanding common shares, referred to as the “Offer”, for all of its issued and outstanding shares. Pursuant to the Offer, on September 6, 2012, our indirect wholly-owned subsidiary acquired approximately 93.8% of the outstanding shares. On September 11, 2012, we completed a compulsory acquisition under the Alberta Business Corporations Act, whereby our indirect wholly-owned subsidiary acquired all the remaining outstanding shares not already owned by us or our affiliates. For further information, please see the section of this annual report on Form 20-F entitled “Item 4: Information on the Company – A. History and Development of the Company”.

     On February 7, 2014, we entered into an agreement with Peter Kellogg and IAT in connection with the settlement of litigation between the parties. Pursuant to such agreement, among other things, each party agreed to provide the other with a mutual release and Mr. Kellogg and IAT agreed to abide by certain customary standstill provisions for a 30-month period, subject to earlier termination in accordance with its terms.

     On November 11, 2013, we entered into a Shareholder Rights Plan Agreement, referred to as the “Rights Plan”, with Computershare Inc., as Rights Agent. The Rights Plan was terminated in March 2014 by our board of directors in accordance with its terms. Please refer to “Item 14: Material Modifications to Rights of Security Holders and Use of Proceeds” for further information.

D. Exchange Controls

     There are presently no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittances of dividends to shareholders not resident in Canada are subject to withholding tax in Canada. See “Item 10: Additional Information – E. Taxation”.

     Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia or in our charter documents. The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

     This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of our common shares and no opinion or representation to any holder or prospective holder of our common shares is hereby made. Accordingly, holders and prospective holders of our common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning our common shares.

     The Investment Canada Act governs the direct or indirect acquisition of control of an existing Canadian business by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, unless a specific exemption, as set out in the Investment Canada Act, applies. Industry Canada may review any transaction that results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No acquisition of control will be deemed to have occurred, for purposes of the Investment Canada Act but subject to certain exceptions, if less than one-third of the voting shares of a Canadian corporation is acquired by an investor. In addition, the Investment Canada Act permits the Canadian government to review any investment where the responsible Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security or where the responsible Minister determines there has been an acquisition of control in fact by a state-owned enterprise. No financial threshold applies to a national security review and lower financial thresholds apply to state-owned enterprises. The Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or, where the investment has already been made, require divestment. Review can occur before or after closing and may apply to corporate re-organizations where there is no change in ultimate control.

     If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment or, if the investment has been implemented, the applicant may be required to divest itself of control of the Canadian business that is the subject of the investment. The Minister is required to provide reasons for a decision that an investment is not of net benefit to Canada.

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

(c)	the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our company, through ownership of our common shares, remains unchanged.

E. Taxation

   Material Canadian Federal Income Tax Consequences

     We consider that the following general summary fairly describes the principal Canadian Federal income tax consequences applicable to a beneficial holder of our common shares who is a resident of the United States for purposes of the Income Tax Act (Canada) and the Canada-United States Tax Convention (1980), as amended, referred to as the “Treaty”, who is not, will not be and will not be deemed to be, a resident of Canada for purposes of the Income Tax Act (Canada) and the Treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada, referred to as a “non-resident holder”.

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

     This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is hereby made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

     Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act to withholding tax, which tax is deducted at source by our company. The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by our company to a resident of the United States who is the beneficial owner of the dividend, is entitled to all of the benefits of the

Treaty and who holds less than 10% of the voting shares of our Company. The 25% rate may be further reduced to 5% where the beneficial owner of the dividends is a corporation resident in the United States who is the beneficial owner of the dividend, is entitled to all of the benefits of the Treaty and owns at least 10% of the voting shares of our company.

Capital Gains

     A non-resident holder will not be subject to tax under the Income Tax Act on any capital gain realized on a disposition of our common shares unless the common shares constitute “taxable Canadian property”, as defined in the Income Tax Act, of the holder at the time of the disposition and such gain is not otherwise exempt from tax under the Income Tax Act pursuant to the provisions of an applicable income tax convention.

     Generally, a common share will not be taxable Canadian property to a non-resident holder at a particular time provided that such share is listed on a “designated stock exchange” (which currently includes the NYSE), as defined in the Income Tax Act, unless at any time during the 60-month period immediately preceding the disposition (i) the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length or the non-resident holder together with all such persons owned 25% or more of the issued shares of any class or series of shares of our capital stock and (ii) more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property”, as defined in the Income Tax Act, “timber resource property”, as defined in the Income Tax Act, and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Income Tax Act, our common shares could be deemed to be taxable Canadian property to a non-resident holder.

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

     The following discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the “Code”, Treasury Regulations, published by the Internal Revenue Service, referred to as the “IRS”, rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with the statements and conclusions herein, or will not take, or that a court will not adopt, a position contrary to any position taken herein.

     The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is hereby made. Accordingly, holders and prospective holders of common shares are urged to consult their own tax advisors with respect to United States Federal, state, local and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

     As used herein, a “U.S. Holder” includes: (i) a holder of our common shares who is a citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or any entity which is taxable as a United States corporation for United States tax purposes; (iii) an estate, the income of which is subject to United States Federal income tax without regard to its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

     This summary does not purport to address all material United States Federal income tax consequences that may be relevant to a U.S. Holder and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our common shares, investors that hold the common shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary does not address shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

     The gross amount of a distribution paid to a U.S. Holder (including amounts withheld in respect of Canadian taxes) in respect of the common shares will be subject to United States Federal income taxation as ordinary income to the extent paid out of our current or accumulated earnings and profits, as determined under United States Federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Distributions that are taxable dividends and that meet certain requirements will be “qualified dividend income” and will generally be taxed to U.S. Holders who are individuals at a maximum United States Federal income tax rate of 20% (subject to the “Passive Foreign Investment Company” rules discussed below). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

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

Foreign Tax Credit

     Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification rules and other limitations for U.S. foreign tax credit purposes. Subject to generally applicable limitations under United States Federal income tax law, Canadian withholding tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s United States Federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income). Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and United States sources. Complex rules govern this classification process. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of United States Federal income tax. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

     We do not believe that we are currently a passive foreign investment corporation, referred to as a “PFIC”. However, since PFIC status depends upon the composition of a corporation’s income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse United States Federal income tax consequences could apply to the U.S. Holder.

     If we are treated as a PFIC for any taxable year, gains recognized by a U.S. Holder on a sale or other disposition of shares would be allocated rateably over the U.S. Holder’s holding period for the shares. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to United States federal income taxation as described above. Certain elections might be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC will not be “qualified dividend income” and will generally be taxed at the higher rates applicable to other items of ordinary income.

     U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common shares.

Medicare Tax

     A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Medicare tax.

Information Reporting and Backup Withholding

     Under United States Federal income tax law and the Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, certain United States Federal income tax return disclosure obligations (and related penalties) are generally imposed on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisers regarding the requirements of filing information returns and, if applicable, filing obligations relating to the PFIC rules.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

     We use derivative instruments to manage certain exposures to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

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

     Please refer to Note 36 of our annual consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2013.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14: MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Modifications to Rights of Security Holders

Shareholder Rights Plan

     On November 11, 2013, we entered into the Rights Plan, pursuant to which our board of directors authorized the issuance of one common share purchase right for each common share to the shareholders of record at the close of business on November 22, 2013. The rights automatically attached to our common shares, including shares issued in the future.

     Subject to the terms of the Rights Plan and to certain exceptions provided therein, the rights would become exercisable in the event that any person, together, with any of its affiliates, associates or joint actors, acquires or announced its intention to acquire 20% or more of our common shares without complying with the permitted bid provisions of the Rights Plan and where application of the Rights Plan was not waived by our board of directors in accordance with its terms. The permitted bid provisions prevented the dilutive effects of the Rights Plan from operating if a take-over bid was made to all holders of our common shares (other than the bidder) by way of a take-over bid circular that remained open for acceptance for a minimum of 60 days and that satisfied certain other conditions. If a take-over bid did not comply with the requirements of the Rights Plan or where the application of the Rights Plan was not waived in accordance with its terms, the rights holders (other than the acquiring person and its affiliates, associates and joint actors) would have been entitled to purchase additional common shares of our company at a discount to the market price. The acquiring persons would not have been entitled to exercise their rights under the Rights Plan. If a shareholder’s beneficial ownership of our common shares as of November 11, 2013 was at or above the 20% threshold, that shareholder’s existing ownership would have been grandfathered under the Rights Plan, but the rights issued would have become exercisable if such grandfathered person increased its ownership by more than 0.01%, including any acquisition of more than 0.01% of our common shares made after any disposition of common shares. Certain derivative positions were also included in the calculation of beneficial ownership under the Rights Plan.

     The Rights Plan was terminated by the board of directors in March 2014 in accordance with its terms.

Advance Notice Policy

     At our Annual General and Special Meeting held on December 27, 2013, our shareholders approved a resolution affirming, ratifying and approving our company’s advance notice policy, referred to as the “Advance Notice Policy”. The Advance Notice Policy, among other things, fixes a deadline by which director nominations must be submitted to us prior to any meeting of our shareholders and sets forth the information that must be included in the notice in order for a nominee to be eligible for election. No person will be eligible for election as a director of our company unless nominated in accordance with the Advance Notice Policy.

     In the case of an annual meeting, notice to us must be given no less than 30 and no more than 65 days prior to the date of such meeting; provided that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of such meeting was made, notice may be given no later than the close of business on the 10th day following such announcement.

     In the case of a special meeting called for the purpose of electing directors that is not also an annual meeting, notice to us must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.

     The foregoing summary of the Advance Notice Policy is not complete and is qualified in its entirety by reference to the full text of the Advance Notice Policy, a copy of which is filed as Exhibit 1.4 of this Annual Report on Form 20-F.

ITEM 15: CONTROLS AND PROCEDURES

   Evaluation of Disclosure Controls and Procedures

     Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

     As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2013. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our company’s disclosure controls and procedures are effective.

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

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures of our company are being made only in accordance with authorizations of management and our directors; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

     Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (1992).

     A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses in our internal control over financial reporting:

     In 2012, we acquired MFC Energy, MFCR and Possehl. These entities have significant operations and had accounting systems that differ from ours. As a result, as at December 31, 2013, we determined that we did not maintain effective control over: (i) the period end financial reporting process with respect to such new subsidiaries; and (ii) the design and implementation of formal processes at the entity level to address risks critical to financial reporting with respect to the monitoring of controls, the control environment and information and communication following the integration of the new subsidiaries. These control deficiencies resulted in significant audit adjustments to net income, comprehensive loss, the statement of financial position and the related disclosures in our consolidated financial statements for the years ended December 31, 2013 and 2012. Unless remediated, these control deficiencies could potentially result in a material misstatement of the company’s future consolidated financial statements for various reasons that would not be prevented or detected.

     During the period of integration of these subsidiaries, we have responded to specific control deficiencies as they were identified, and implemented remediation plans to address any issues. We are actively remediating these items and are working to strengthen the integration of control procedures across all recently acquired entities. We also recently appointed a new Chief Financial Officer whose priority it will be to develop and implement a remediation plan for the material weaknesses noted above.

     As a result of the material weaknesses identified above, management has concluded that, as of December 31, 2013, our company’s internal control over financial reporting was not effective.

     The effectiveness of our company’s internal control over financial reporting as of December 31, 2013 has been audited by our independent registered chartered accountants, PricewaterhouseCoopers LLP, who also audited our consolidated financial statements for the year ended December 31, 2013. PricewaterhouseCoopers LLP has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2013. Their report is included in this annual report on Form 20-F.

   Changes in Internal Control over Financial Reporting

     We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS, as required by Canadian National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

     Other than the control weaknesses described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16: [RESERVED]

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

     Ian Rigg was the Chairman of our Audit Committee in 2013 and until his passing in March 2014. Our board of directors had determined that Mr. Rigg qualified as an “audit committee financial expert” and was “independent”, as such terms are used in Section 303A.02 of the NYSE Listed Company Manual.

ITEM 16B: CODE OF ETHICS

   Code of Ethics and Code of Conduct

     Our board of directors encourages and promotes a culture of ethical business conduct through the adoption and monitoring of our codes of ethics and conduct, the insider trading policy and such other policies as may be adopted from time to time.

     Our board of directors has adopted a written Code of Business Conduct and Ethics and Insider Trading Policy on October 26, 2013 (the “Code of Ethics”). Prior to the adoption of the Code of Ethics, the Board had previously adopted a written code of ethics on November 9, 2006 and a code of conduct. Since such adoption, our board of directors has conducted an assessment of its performance, including the extent to which the board and each director comply therewith. It is intended that such assessment will be conducted annually.

     The Code of Ethics applies to all of our directors, officers and employees. The purpose of the Code of Ethics is to, among other things, promote honest and ethical behavior and conduct, including: (i) ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in all reports and documents that we file with, or submit to, the SEC, the Canadian securities regulatory authorities and in all other public communications made by us; (iii) compliance with applicable governmental laws, rules and regulations; (iv) prompt internal reporting of violations of the Code of Ethics to an appropriate person or the persons identified therein; and (v) accountability for adherence to the Code of Ethics.

     There has been no conduct of any director or officer that would constitute a departure from the Code of Ethics, and therefore, no material change reports have been filed in this regard.

     The foregoing summary of the Code of Ethics is not complete and is qualified in its entirety by reference to the full text of the Code of Ethics, a copy of which is available online at our website at www.mfcindustrial.com. A copy of the Code of Ethics is filed as Exhibit 11.1 of this Annual Report on Form 20-F.

     We will provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: MFC Industrial Ltd., Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

   Audit Fees

     The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2013 by PricewaterhouseCoopers LLP were C$1,710,000 (before goods and services tax). The aggregate fees for audit services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2012 by Deloitte LLP were C$1,682,000 (before goods and services tax).

   Audit Related Fees

     No such fees were billed by PricewaterhouseCoopers LLP during the year ended December 31, 2013. For the fiscal year ended December 31, 2012, Deloitte LLP performed assurance or related services relating to the performance of the audit or review of our financial statements that are not reported under the caption “Audit Fees” above, with aggregate fees for such audit related services totalling C$330,000 (before goods and services tax).

   Tax Fees

     During the fiscal year ended December 31, 2013, the aggregate fees billed for tax compliance, tax advice and tax planning by PricewaterhouseCoopers LLP were C$3,350 (before goods and services tax) and C$nil. For the fiscal year ended December 31, 2012, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte LLP were C$nil.

   All Other Fees

     During the fiscal year ended December 31, 2013, the aggregate fees billed by PricewaterhouseCoopers LLP for all services not related to audit or tax were C$93,750 (before goods and services tax). For the fiscal year ended December 31, 2012, the aggregate fees billed by Deloitte LLP for all services not related to audit or tax were C$470,000 (before goods and services tax), in connection with valuation and other services in connection with our acquisition of MFC Energy.

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

     The Audit Committee has considered the nature and amount of the fees billed for the fiscal years ended December 31, 2013 and 2012 by PricewaterhouseCoopers LLP and Deloitte LLP, respectively, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of PricewaterhouseCoopers LLP and Deloitte LLP, respectively.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     In 2013, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

     During the year ended December 31, 2013, the independent accountant that was previously engaged as the principal accountant to audit our financial statements, Deloitte LLP, resigned.

   Resignation of Deloitte LLP

     Deloitte LLP resigned at our request as our principal accountant effective September 23, 2013 and we appointed PricewaterhouseCoopers LLP as our independent public accounting firm for the year ended December 31, 2013. Our Audit Committee and board of directors considered and approved the decision to change accountants.

     The audit report of Deloitte LLP on our financial statements for the fiscal years ended December 31, 2012 and 2011, prepared in accordance with IFRS, did not contain an adverse opinion, a disclaimer of opinion, a modification or a qualification.

     During our two most recent fiscal years, there were no disagreements with Deloitte LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

     None of the following events occurred within our two most recent fiscal years and any subsequent interim period preceding Deloitte LLP’s resignation:

(A)	Deloitte LLP advised us that the internal controls necessary for us to develop reliable financial statements did not exist;

(B)	Deloitte LLP advised us that information came to Deloitte LLP’s attention that has led it to no longer be able to rely on our management’s representations or that had made it unwilling to be associated with the financial statements prepared by our management;

(C)	Deloitte LLP advised us of the need to expand significantly the scope of its audit or that information came to Deloitte LLP’s attention during our two most recent fiscal years and any subsequent interim period that, if further investigated, may:

(i) materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or

(ii) cause it to be unwilling to rely on our management’s representations or be associated with our financial statements; and

due to Deloitte LLP’s resignation (due to audit scope limitations or otherwise), or for any other reason, Deloitte LLP, did not so expand the scope of its audit or conduct such further investigation; or

(D)	Deloitte LLP advised us that information came to Deloitte LLP’s attention that it had concluded materially impacts the fairness or reliability of either:

(i) a previously issued audit report or the underlying financial statements, or

(ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to Deloitte LLP’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and

due to Deloitte LLP’s resignation (due to audit scope limitations or otherwise), or for any other reason, the issue had not been resolved to Deloitte LLP’s satisfaction prior to its resignation.

   Appointment of PricewaterhouseCoopers LLP

     Our board of directors appointed PricewaterhouseCoopers LLP to be our principal accountant effective September 23, 2013.

     Except as they may have advised us in their position as the auditors of our company, during our two most recent fiscal years and any subsequent interim period prior to engaging PricewaterhouseCoopers LLP, we did not consult them regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

   Disclosure Provided to Former Accountants

     We have provided a member of Deloitte LLP and PricewaterhouseCoopers LLP with a copy of our disclosure under Item 16F of this annual report on Form 20-F. We have requested that Deloitte LLP, and provided the opportunity for PricewaterhouseCoopers LLP to, furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us in response to this Item 16F(a) and, if not, stating the respects in which it does not agree. We have filed the letter from Deloitte LLP as Exhibit 15.1 to this Annual Report on Form 20-F.

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

ITEM 17: FINANCIAL STATEMENTS

     Not applicable. See “Item 18: Financial Statements”.

ITEM 18: FINANCIAL STATEMENTS

     The following attached audit reports and financial statements are incorporated herein:

1.	Report of Independent Auditors, PricewaterhouseCoopers LLP, dated March 31, 2014 on the consolidated financial statements of our company for the year ended December 31, 2013 and on the effectiveness of internal controls over financial reporting as at December 31, 2013	69
2.	Report of Independent Registered Chartered Accountants, Deloitte LLP, dated April 1, 2013 on the consolidated financial statements of our company as at December 31, 2012 and the two years then ended	71
3.	Consolidated statements of financial position as of December 31, 2013 and 2012	72
4.	Consolidated statements of operations for the years ended December 31, 2013, 2012 and 2011	73
5.	Consolidated statements of comprehensive income for the years ended December 31, 2013, 2012 and 2011	74
6.	Consolidated statements of changes in equity for the years ended December 31, 2013, 2012 and 2011	75
7.	Consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011	76
8.	Notes to consolidated financial statements as of December 31, 2013	77

Independent Auditor’s Report

To the Shareholders of
MFC Industrial Ltd.

We have completed an integrated audit of MFC Industrial Ltd. and its subsidiaries’ (together, “the Company”) 2013 consolidated financial statements and their internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated statement of financial position as at December 31, 2013 and the consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit as at December 31, 2013 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company, as at December 31, 2013 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matters
The financial statements (before the effects of adjustments to reflect changes in purchase price allocation and correction of an error described in Note 41) of the Company for the years ended December 31, 2012 and 2011, were audited by another auditor who expressed an unmodified opinion on those statements on April 1, 2013.

As part of our audit of the 2013 financial statements, we also audited the adjustments to reflect changes in purchase price allocation and correction of an error described in Note 41 that were applied to restate the 2012 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2012 financial statements of the Company other than with respect to the adjustments described above and, accordingly, we do not express an opinion or any other form of assurance on the 2012 financial statements taken as a whole.

Report on internal control over financial reporting
We have also audited the Company’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 of the Annual Report on Form 20-F.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Adverse Opinion
In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO because material weaknesses in internal control over financial reporting existed as that date related (i) the period end financial reporting process with respect to subsidiaries acquired in 2012; and (ii) the design and implementation of formal processes at the entity level to address risks critical to financial reporting with respect to the monitoring of controls, the control environment and information and communication following the integration of the new subsidiaries. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Report on Internal Control Over Financial Reporting included in Item 15 of the Annual Report on Form 20-F. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2013 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. We do not express an opinion or any other form of assurance on management’s statement referring to management’s remediation plans.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 31, 2014

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
MFC Industrial Ltd.

We audited, before the effects of adjustments to reflect changes in purchase price allocation and the correction of an error as described in Notes 3 and 41 to the consolidated financial statements, the accompanying consolidated financial statements of MFC Industrial Ltd. and subsidiaries (collectively the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012, and the consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the two years then ended, and a summary of significant accounting policies and other explanatory information (the 2012 consolidated financial statements before the effects of the adjustments described in Notes 3 and 41 to the consolidated financial statements are not presented herein).

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

Opinion
In our opinion, the consolidated financial statements, except for the adjustments to reflect changes in the purchase price allocation and the correction of an error described in Notes 3 and 41 to the consolidated financial statements, present fairly, in all material respects, the financial position of MFC Industrial Ltd. and subsidiaries as at December 31, 2012, and their financial performance and cash flows for the two years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review or apply any procedures to the adjustments to reflect changes in the purchase price allocation of the correction of an error described in Notes 3 and 41 to the consolidated financial statements and, accordingly, we do not express an opinion or any form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ Deloitte LLP

Chartered Accountants
April 1, 2013
Vancouver, Canada

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(United States Dollars in Thousands)

		December 31,	December 31,
	Notes	2013	2012
			(Recast-Notes 3&41)
ASSETS
Current Assets
Cash and cash equivalents		$332,173	$273,790
Short-term cash deposits		4,381	182
Securities	5	2,068	6,658
Restricted cash	6	312	889
Trade receivables	7	115,678	72,820
Other receivables	8	30,409	18,314
Inventories	9	88,844	142,925
Real estate held for sale		12,676	12,210
Deposits, prepaid and other	10	27,136	27,833
Assets held for sale	11	97,344	124,192
Total current assets		711,021	679,813
Non-current Assets
Securities	12	2,465	9,637
Equity method investments	13	24,366	22,382
Investment property	14	—	34,152
Property, plant and equipment	15	94,493	80,139
Interests in resource properties	16	359,822	383,745
Hydrocarbon probable reserves	17	75,267	99,142
Hydrocarbon unproved lands	17	31,354	31,701
Accrued pension assets, net	18	1,259	—
Deferred income tax assets	19	17,941	19,136
Other		610	776
Total non-current assets		607,577	680,810
		$1,318,598	$1,360,623
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	20	$129,783	$150,396
Debt, current portion	21	44,869	44,169
Accounts payables and accrued expenses	22	126,649	79,403
Facility term financing	23	—	10,462
Income tax liabilities		1,891	2,866
Deferred sale liabilities	24	—	26,637
Liabilities relating to assets held for sale	11&25	11,517	29,806
Total current liabilities		314,709	343,739
Long-term Liabilities
Debt, less current portion	21	189,871	118,824
Facility term financing	23	—	12,263
Deferred income tax liabilities	19	3,571	3,391
Decommissioning obligations	25	105,854	136,642
Accrued pension obligations, net	18	—	1,228
Puttable instrument financial liabilities	26	3,936	7,761
Other		916	—
Total long-term liabilities		304,148	280,109
Total liabilities		618,857	623,848
Equity
Capital stock, fully paid	27	383,116	382,746
Treasury stock	27	(68,980)	(68,610)
Contributed surplus		13,037	13,037
Retained earnings		398,448	399,574
Accumulated other comprehensive income		(26,051)	3,840
Total shareholders’ equity		699,570	730,587
Non-controlling interests		171	6,188
Total equity		699,741	736,775
		$1,318,598	$1,360,623

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2013, 2012 and 2011
(United States Dollars in Thousands, Except per Share Amounts)

	Notes	2013	2012	2011
			(Recast-Notes 3&41)
Net sales	5&28	$806,831	$479,507	$507,992
Equity income	13	7,107	6,152	5,912
Gross revenues		813,938	485,659	513,904

Costs and Expenses:
Costs of sales	28	710,355	406,708	428,587
Impairment of available-for-sale securities		517	4,265	12,408
Impairment of interest in resource properties		6,077	42,631	—
Selling, general and administrative		63,092	47,737	40,378
Share-based compensation – selling, general and
administrative	29	—	9	7,219
Finance costs		15,172	11,634	7,198

		795,213	512,984	495,790

Income (loss) from operations		18,725	(27,325)	18,114

Other items:
Exchange differences on
foreign currency transactions		(1,820)	7,108	(933)
Change in fair value of puttable
instrument financial liabilities		(826)	(77)	—
Bargain purchase	3	—	218,679	—

Income before income taxes		16,079	198,385	17,181
Income tax (expense) recovery:
Income taxes	30	(1,574)	8,528	(1,336)
Resource property revenue taxes	30	(5,003)	(5,902)	(4,647)
		(6,577)	2,626	(5,983)
Net income for the year		9,502	201,011	11,198
Less: Net loss (income) attributable
to non-controlling interests		163	(867)	995
Net income attributable to owners of
the parent company		$9,665	$200,144	$12,193

Basic earnings per share	31	$0.15	$3.20	$0.19

Diluted earnings per share	31	$0.15	$3.20	$0.19

Weighted average number of common shares outstanding
– basic	31	62,552,126	62,555,438	62,561,421
– diluted	31	62,756,791	62,555,438	62,561,421

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2013, 2012 and 2011
(United States Dollars in Thousands)

	2013	2012	2011
		(Recast-
		Notes 3&41)
Net income for the year	$9,502	$201,011	$11,198
Other comprehensive income (loss), net of tax
Exchange differences arising from translating financial statements
of foreign operations and U.S. dollar reporting	(31,394)	(7,262)	(1,359)
Reclassification adjustment for exchange differences to
statements of operations for subsidiaries deconsolidated	—	(609)	—
Net exchange differences	(31,394)	(7,871)	(1,359)

Fair value gain (loss) on available-for-sale securities	(112)	319	(14,615)
Reclassification of fair value loss on available-for-sale
securities to statements of operations for securities disposed of	312	4,321	7,860
Net fair value gain (loss) on available-for-sale securities	200	4,640	(6,755)

Remeasurement of the net defined benefit liabilities	1,369	961	—

Other comprehensive loss	(29,825)	(2,270)	(8,114)
Total comprehensive (loss) income for the year	(20,323)	198,741	3,084
Comprehensive loss (income) attributable to
non-controlling interests	97	(980)	1,042
Comprehensive income (loss) attributable to owners
of the parent company	$(20,226)	$197,761	$4,126
Other comprehensive loss, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$6,788	$46	$2,627
will be reclassified subsequently to profit or loss
when specific conditions are met	(36,613)	(2,316)	(10,741)
	$(29,825)	$(2,270)	$(8,114)

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2013, 2012 and 2011
(United States Dollars in Thousands)

							Accumulated Other
	Capital Stock		Treasury Stock				Comprehensive Income
					Contributed
					Surplus,		Available-	Defined	Currency		Non-
	Number		Number		Share-based	Retained	for-sale	Benefit	Translation	Shareholders’	Controlling	Total
	of Shares	Amount	of Shares	Amount	Compensation	Earnings	Securities	Obligations	Adjustment	Equity	Interests	Equity
Balance at December 31, 2010	66,031,916	$381,673	(3,470,495)	$(67,501)	$5,775	$213,519	$1,991	$—	$12,299	$547,756	$4,684	$552,440

Net income	—	—	—	—	—	12,193	—	—	—	12,193	(995)	11,198
Dividends paid	—	—	—	—	—	(12,512)	—	—	—	(12,512)	(586)	(13,098)
Transfer of an interest in
resource property	—	—	—	—	—	—	—	—	—	—	1,172	1,172
Derecognition of a subsidiary	—	—	—	—	—	—	—	—	—	—	(1,670)	(1,670)
Issuance of preferred shares	616,380	616	(616,380)	(616)	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	7,253	—	—	—	—	7,253	(34)	7,219
Net change in available-for-sale
securities	—	—	—	—	—	—	(6,750)	—	—	(6,750)	(5)	(6,755)
Net exchange differences	—	—	—	—	—	—	—	—	(1,317)	(1,317)	(42)	(1,359)
Balance at December 31, 2011	66,648,296	382,289	(4,086,875)	(68,117)	13,028	213,200	(4,759)	—	10,982	546,623	2,524	549,147

Net income	—	—	—	—	—	200,144	—	—	—	200,144	867	201,011
Cancellation of fractional shares	(3,267)	—	—	—	—	—	—	—	—	—	—	—
Purchase of subsidiaries	—	—	—	—	—	—	—	—	—	—	3,350	3,350
Buy-back of odd-lot shares	(6,028)	(36)	—	—	—	(8)	—	—	—	(44)	—	(44)
Dividends paid and payable	—	—	—	—	—	(13,762)	—	—	—	(13,762)	(666)	(14,428)
Share-based compensation	—	—	—	—	9	—	—	—	—	9	—	9
Issuance of preferred shares	493,105	493	(493,105)	(493)	—	—	—	—	—	—	—	—
Net fair value gain	—	—	—	—	—	—	4,640	—	—	4,640	—	4,640
Net gain on remeasurements	—	—	—	—	—	—	—	961	—	961	—	961
Net exchange differences	—	—	—	—	—	—	—	—	(7,984)	(7,984)	113	(7,871)
Balance at December 31, 2012
(Recast-Notes 3&41)	67,132,106	382,746	(4,579,980)	(68,610)	13,037	399,574	(119)	961	2,998	730,587	6,188	736,775

Net income	—	—	—	—	—	9,665	—	—	—	9,665	(163)	9,502
Dividends paid	—	—	—	—	—	(15,013)	—	—	—	(15,013)	(781)	(15,794)
Issuance of preferred shares
as dividends	369,830	370	(369,830)	(370)	—	—	—	—	—	—	—	—
Acquisition and elimination of
noncontrolling interests	—	—	—	—	—	4,222	—	—	—	4,222	(5,139)	(917)
Net fair value gain	—	—	—	—	—	—	200	—	—	200	—	200
Net gain on remeasurements	—	—	—	—	—	—	—	1,369	—	1,369	—	1,369
Net exchange differences	—	—	—	—	—	—	—	—	(31,460)	(31,460)	66	(31,394)
Balance at December 31, 2013	67,501,936	$383,116	(4,949,810)	$(68,980)	$13,037	$398,448	$81	$2,330	$(28,462)	$(699,570)	$171	$699,741

Total Comprehensive Income (Loss) for the Year	Shareholders’ Equity	Non-Controlling Interests	Total
2011	$4,126	$(1,042)	$ 3,084
2012	197,761	980	198,741
2013	(20,226)	(97)	(20,323)

	Common Shares		Preferred Shares*		Total Capital Stock
Components of Capital Stock	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2010	62,889,660	$369,139	3,142,256	$12,534	66,031,916	$381,673
Issuance of preferred shares	—	—	616,380	616	616,380	616
Balance at December 31, 2011	62,889,660	369,139	3,758,636	13,150	66,648,296	382,289
Cancellation of fractional shares	(3,267)	—	—	—	(3,267)	—
Buy-back of odd-lot shares	(6,028)	(36)	—	—	(6,028)	(36)
Issuance of preferred shares	—	—	493,105	493	493,105	493
Balance at December 31, 2012	62,880,365	369,103	4,251,741	13,643	67,132,106	382,746
Issuance of preferred shares	—	—	369,830	370	369,830	370
Balance at December 31, 2013	62,880,365	$369,103	4,621,571	$14,013	67,501,936	$383,116
____________________

*	All the Preferred Shares were and are held by the Group as Treasury Stock.

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2013, 2012 and 2011
(United States Dollars in Thousands)

	2013	2012	2011
		(Recast- Notes 3&41)
Cash flows from continuing operating activities:
Net income	$9,502	$201,011	$11,198
Adjustments for:
Amortization, depreciation and depletion	28,085	20,312	13,204
Exchange differences on foreign currency transactions	1,820	(7,108)	933
(Gain) loss on short-term securities	(5,681)	(1,162)	6,507
(Gain) loss on available-for-sale securities	(231)	94	(1,721)
Impairment of available-for-sale securities	517	4,265	12,408
Impairment of interest in resource properties	6,077	42,631	—
Write-down of inventories	—	15,659	(29)
Stock-based compensation	—	9	7,219
Deferred income taxes	(1,049)	(12,105)	(2,533)
Equity income	(7,107)	(6,152)	(5,912)
Market value (increase) decrease on commodity inventories	(5,342)	1,509	4,422
Credit losses	3,976	—	—
Change in fair value of puttable instrument financial liabilities	826	77	—
Bargain purchase	—	(218,679)	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term cash deposits	(4,189)	(16)	(4,148)
Short-term securities	10,154	7,241	5,263
Restricted cash	582	(269)	2,862
Bills of exchange	—	10,545	(10,545)
Receivables	(29,056)	(12,899)	(8,261)
Inventories	32,541	(36,479)	(22,816)
Deposits, prepaid and other	1,152	(8,936)	10,829
Assets held for sale	(1,017)	(3,103)	—
Short-term bank borrowings	(26,385)	(115,505)	49,836
Accounts payable and accrued expenses	(2,680)	(9,064)	(1,363)
Deferred sale liabilities	—	(15,080)	(22,912)
Income tax liabilities	(1,049)	(2,280)	783
Provisions	(10)	(36)	(95)
Decommissioning obligations	(4,067)	44	—
Accrued pension obligations	296	(19)	—
Other	2,448	1,123	(397)
Cash flows provided by (used in) operating activities	10,113	(144,372)	44,732
Cash flows from continuing investing activities:
Purchases of property, plant and equipment, net	(1,983)	(2,108)	(1,168)
Purchases of hydrocarbon assets, net	(4,617)	—	—
Purchases of long-term investments	(1,950)	(5,100)	(37,520)
Proceeds from sales of long-term securities	7,039	2,616	7,413
Increase in loan receivables	—	(81)	(21,821)
Decrease in loan receivables	—	19,950	7,744
Distributions from joint ventures, net	7,227	7,641	5,072
Acquisition of subsidiaries (net of cash acquired)	(6,637)	(78,546)	(95)
Other	74	(48)	3,847
Cash flows provided by (used in) investing activities	(847)	(55,676)	(36,528)
Cash flows from continuing financing activities:
Debt repayment	(36,716)	(28,259)	(4,309)
Debt borrowing	98,842	133,485	—
Reduction in facility term financing	(21,894)	(7,388)	—
Due to a customer	22,166	—	—
Repurchases of shares	—	(44)	—
Dividends paid to shareholders	(15,013)	(13,762)	(12,512)
Dividends paid to non-controlling interests	(781)	(666)	(586)
Cash flows provided by (used in) financing activities	46,604	83,366	(17,407)
Exchange rate effect on cash and cash equivalents	2,513	3,420	(1,442)
Increase (decrease) in cash and cash equivalents	58,383	(113,262)	(10,645)
Cash and cash equivalents, beginning of year	273,790	387,052	397,697
Cash and cash equivalents, end of year	$332,173	$273,790	$387,052
Cash and cash equivalents at end of year consisted of:
Cash	$232,104	$208,860	$286,877
Money market and highly liquid funds	100,069	64,930	100,175
	$332,173	$273,790	$387,052

Supplemental cash flows disclosure (see Note 30)
Interest received	$2,875	$7,201	$9,846
Dividends received	295	353	504
Interest paid	(9,233)	(8,120)	(6,267)
Income taxes paid (including resource property revenue taxes)	(7,753)	(10,266)	(7,620)

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies

     MFC Industrial Ltd. (“MFC Industrial” or the “Company”) is incorporated under the laws of British Columbia, Canada. The primary business of MFC Industrial is the commodity supply chain business, which is globally focused. The Company, through its subsidiaries, source, produce, process, transport, finance, assess risk and warehouse these commodities for producers and customers around the world.

     In September 2012, MFC Industrial, through its Austrian subsidiary, acquired all of the issued and outstanding shares of MFC Energy Corporation ((“MFC Energy”) formerly Compton Petroleum Corporation). MFC Energy and its joint arrangements and special-purpose entity (collectively “MFC Energy Group”) are primarily in the hydrocarbon business. The Company consolidated the results of the operations of MFC Energy Group since September 7, 2012.

   A. Basis of Presentation

   Basis of Accounting

     These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). MFC Industrial complies with all the requirements of IFRS.

     These consolidated financial statements were prepared using going concern, accrual (except for cash flow information) and historical cost (except for investment property and certain financial assets and financial liabilities which are measured at fair value and certain assets that are measured at fair value less costs to sell) bases.

     The presentation currency of these consolidated financial statements is the United States of America (the “U.S.”) dollar ($), as rounded to the nearest thousand (except per share amounts and amounts indicated in specific monetary units).

   Principles of Consolidation

     The Group adopted IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) and amendments to IAS 27, Separate Financial Statements (“IAS 27”) and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), effective January 1, 2013. The adoption of these new standards and amendments did not have recognition and measurement impacts on the Company’s consolidated financial statements.

     These consolidated financial statements include the accounts of MFC Industrial and entities it controls (collectively, the “Group”). The Company controls an investee if and only if the investor has all the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. When the Group holds, directly or indirectly, more than 50% of the voting power of the investee, it is presumed that the Group controls the investee, unless it can be clearly demonstrated that this is not the case. The Group also consolidates a structured entity if the Group is exposed, or has rights, to variable returns from its involvement with the entity (“consolidated structured entity”), even though the Group holds 50% or less of the voting power. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions, including unrealized profits arising from intragroup transactions, have been eliminated in full. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

       When the proportion of the equity held by non-controlling interests changes, the Group adjusts the carrying amounts of the controlling and non-controlling interests to reflect the changes in their relative interests in the subsidiary. The Group recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the Group.

       When the Group loses control of a subsidiary, it (a) derecognizes: (i) the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost; and (ii) the carrying amount of any non-controlling interests in the former subsidiary at the date when control is lost (including any components of other comprehensive income attributable to them); (b) recognizes: (i) the fair value of the consideration received, if any, from the transaction, event or circumstances that resulted in the loss of control; (ii) if the transaction, event or circumstances that resulted in the loss of control involves a distribution of shares of the subsidiary to owners in their capacity as owners, that distribution; and (iii) any investment retained in the former subsidiary at its fair value at the date when control is lost: (c) reclassifies to profit or loss, or transfer directly to retained earnings if required by other IFRSs, the amounts recognized in other comprehensive income in relation to the subsidiary and (d) recognize any resulting difference as a gain or loss in profit or loss attributable to the Group.

       Interests in joint arrangements - A joint arrangement is an arrangement of which two or more parties have joint control and has the following characteristics: (a) the parties are bound by a contractual arrangement and (b) the contractual arrangement gives two or more of those parties joint control of the arrangement.

       A joint arrangement is either a joint operation or a joint venture. The classification of joint arrangements requires the parties to assess their rights and obligations arising from the arrangement. Generally, a joint arrangement that is not structured through a separate vehicle is a joint operation. In such cases, the contractual arrangement establishes the parties’ rights to the assets, and obligations for the liabilities, relating to the arrangement, and the parties’ rights to the corresponding revenues and obligations for the corresponding expenses. A joint arrangement in which the assets and liabilities relating to the arrangement are held in a separate vehicle can be either a joint venture or a joint operation, in such a case the Group examines (i) the legal form of the separate vehicle; (ii) the terms of the contractual arrangement; and (iii) when relevant, other facts and circumstances. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Group does not have interests in joint operations.

       The Group recognizes its interests in joint ventures as investments and accounts for these investments using the equity method in accordance with IAS 28.

       Interests in associates - An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. When the Group holds, directly or indirectly, 20% or more of the voting power of the investee, it is presumed that the Group has significant influence, unless it can be clearly demonstrated that this is not the case. The results, assets and liabilities of an associate are incorporated in these consolidated financial statements using the equity method of accounting.

       Under the equity method, on initial recognition the investment in an associate or a joint venture is recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee after the date of acquisition. The Group’s share of the investee’s profit or loss is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the Group’s proportionate interest in the investee arising from changes in the investee’s other comprehensive income.

       After application of the equity method, the Group applies IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to determine whether it is necessary to recognize any impairment loss with respect to its net investment in an associate or joint venture and its interest in an associate or joint venture that does not constitute part of the net investment and the amount of that impairment loss.

       The Group discontinues the use of the equity method of accounting from the date when the entity in which has interests ceases to be an associate or a joint venture.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

       The financial statements of MFC Industrial and its subsidiaries, joint arrangements and associates used in the preparation of the consolidated financial statements are prepared as of the same date, using uniform accounting policies for like transactions and other events in similar circumstances.

       Prior to 2013, the Group consolidated special purpose entities pursuant to SIC-12, Consolidation – Special Purpose Entities (“SIC-12”). SIC-12 was superseded by IFRS 10 in 2013.

   Foreign Currency Translation

       The presentation currency of the Group’s consolidated financial statements is the U.S. dollar. The Group chose to use the U.S. dollar as its presentation currency because the majority of MFC Industrial’s shareholders are from the U.S.

       MFC Industrial conducts its business throughout the world through its foreign operations. Foreign operations are entities that are subsidiaries, associates, joint arrangements or branches, the activities of which are based or conducted in countries or currencies other than those of MFC Industrial. Functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. Foreign currency is a currency other than the functional currency of the entity. The functional currency of MFC Industrial and the majority of its foreign operations is currencies other than the U.S. dollar.

   Reporting foreign currency transactions in the functional currency

       A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period: (a) foreign currency monetary items are translated using the closing rate; (b) non-monetary items denominated in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction; and (c) foreign currency non-monetary items that are measured at fair value are translated using the exchange rates at the date when the fair value was determined.

       Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous periods are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operation which are initially recorded in other comprehensive income in the consolidated financial statements and reclassified from equity to profit or loss on disposal of the net investment.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

       The following table sets out exchange rates for the translation of Canadian dollars (CDN$ or C$), Euros (EUR or €) and Chinese yuans (Renminbi or RMB), which represented the major trading currencies of the Group, into U.S. dollars:

	CDN$	EUR	RMB
Closing rate at December 31, 2013	0.9402	1.3779	0.1652
Average rate for the year 2013	0.9710	1.3284	0.1626
Closing rate at December 31, 2012	1.0051	1.3186	0.1605
Average rate for the year 2012	1.0004	1.2855	0.1585
Closing rate at December 31, 2011	0.9833	1.2972	0.1589
Average rate for the year 2011	1.0110	1.3918	0.1548

   Fair Value Measurement

       Certain assets and liabilities of the Group are measured at fair value.

       Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement is for a particular asset or liability. Therefore, when measuring fair value, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either:

(a)	in the principal market for the asset or liability; or

(b)	in the absence of a principal market, in the most advantageous market for the asset or liability.

       The Group measures the fair value of an asset or a liability using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

       The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. IFRS 13, Fair Value Measurement (“IFRS 13”), establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value into three levels:

       Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

       Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

       Level 3 inputs are unobservable inputs for the asset or liability.

       Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

   Non-current Assets Held for Sale

       A non-current asset (or disposal group) is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sale of such asset (or disposal group), the appropriate level of management must be committed to a plan to sell the asset (or disposal group) and an active program to locate a buyer and complete the plan must have been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale is highly probable to complete within one year from the date of classification, except as permitted under certain events and circumstances. If the aforesaid criteria are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

       Non-current assets (and disposal groups) are classified as held for sale and measured at the lower of their carrying amounts and fair values less costs to sell, except for investment property which is measured at fair value (see Note 1.B.(xi)). The Group does not depreciate or amortize a non-current asset while it is classified as held for sale.

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

       After initial recognition, the Group measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which are measured at amortized cost using the effective interest method; (b) loans and receivables which are measured at amortized cost using the effective interest method; (c) investments in equity instruments that do not have a quoted market price in an active market

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments which are measured at cost. All financial assets except those measured at fair value through profit or loss are subject to review for impairment.

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

       Regular way purchases and sales of financial assets are accounted for at the settlement date.

       A gain or loss on a financial asset or financial liability classified as at fair value through profit or loss is recognized in profit or loss for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in profit or loss for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in profit or loss when the financial asset or financial liability is derecognized or impaired, and through the amortization process.

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

   (ii) Cash and Cash Equivalents

       Cash and cash equivalents include cash on hand, cash at banks and highly liquid investments (e.g. money market funds) readily convertible to a known amount of cash and subject to an insignificant risk of change in value. They have maturities of three months or less from the date of acquisition and are generally interest-bearing.

   (iii) Restricted Cash

       Restricted cash is cash and cash equivalents whose use is restricted pursuant to the terms of a contract or an agreement.

   (iv) Securities

       Securities are classified as at fair value through profit or loss (i.e. held for trading), or short-term or long-term available-for-sale securities.

       Publicly-traded securities (debt and equity) which are acquired principally for the purpose of selling in the near term are classified as held for trading. Securities held for trading are marked to their bid prices on the reporting date and unrealized gains and losses are included in profit or loss.

       Available-for-sale securities consist of publicly-traded securities and unlisted equity securities which are not held for trading and not held to maturity. Long-term available-for-sale securities are purchased with the intention to hold until market conditions render alternative investments more attractive. Unrealized gains and losses are recorded in other comprehensive income, net of income taxes. Upon disposition of available-for-sale securities, the gains and losses previously recorded in other comprehensive income are reclassified to profit or loss.

       When a decline in the fair value of an available-for-sale security has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the security has not been derecognized.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

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

   (vi) Allowance for Credit Losses

       The Group applies credit risk assessment and valuation methods to its trade and other receivables. The Group’s allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in the Group’s receivables and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on behalf of the Group, such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

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

   (vii) Derivative Financial Instruments

       A derivative is a financial instrument or other contract with all three of the following characteristics: (a) its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; (b) it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (c) it is settled at a future date. A derivative financial instrument is either exchange-traded or negotiated. A derivative is included in the consolidated statement of financial position and is measured at fair value. The recognition and measurement of a derivative financial instrument is covered by IAS 39, which does not apply to a contract that is entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity’s expected purchase, sale or usage requirements.

       Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives and recorded in the statement of financial position at fair value when their risks and characteristics are not closely related to those of the host contract. Changes in the fair value of those embedded derivatives recognized in the consolidated statement of financial position are recognized in profit or loss as they arise.

       Where the Group has both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative financial instruments is reported as an asset or liability, as appropriate.

       Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in profit or loss as they arise.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

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

       Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss together with any changes in the fair values of the hedged items that are attributable to the hedged risk.

       Changes in the fair value of the effective portion of derivatives that are designated and qualify as cash flow hedges are recognized in equity through other comprehensive income, while changes in the fair value of the ineffective portion of cash flow hedges are recognized in profit or loss. Amounts accumulated in equity are reclassified to profit or loss when the underlying transaction occurs or, if the transaction results in a non-financial asset or liability, are included in the initial cost of that asset or liability.

       For hedges of net investments, gains and losses resulting from foreign exchange translation of the Group’s net investments in foreign operations and the effective portion of the hedging instrument is recorded in other comprehensive income. Amounts included in cumulative translation adjustment are reclassified to net income when realized.

       Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified to profit or loss.

   (ix) Inventories

       Inventories consist of raw materials, work-in-progress, and finished goods. Inventories are recorded at the lower of cost and estimated net realizable value. Cost, where appropriate, includes an allocation of manufacturing overheads incurred in bringing inventories to their present location and condition and is assigned by using the first-in, first-out formula for the inventories in the commodity business and weighted average cost formula for other inventories. Net realizable value represents the estimated selling price less all estimated costs of completion and cost to be incurred in marketing, selling and distribution. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of a reversal of a write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

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

       All of real estate held for sale are located in Europe.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

   (xi) Investment Property

       Investment property is property that is held for generating rental income or for capital appreciation or both, rather than for: (a) use in the production or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business. The Group’s investment property comprises freehold land and buildings. Investment property is initially recognized at cost including related transaction costs. After initial recognition, investment property is measured at fair value, with changes in fair value recognized in the Group’s profit or loss in the period in which it arises.

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

       All of investment property located in Europe.

   (xii) Property, Plant and Equipment

       Property, plant and equipment are carried at cost, net of accumulated depreciation and, if any, accumulated impairment losses. The initial cost of an item of property, plant and equipment comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any decommissioning obligation, if any, and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. Where an item of property, plant and equipment or part of the item that was separately depreciated is replaced and it is probable that future economic benefits associated with the replacement item will flow to the Group, the cost of the replacement item is capitalized and the carrying amount of the replaced asset is derecognized. All other replacement expenditures are recognized in profit or loss when incurred.

       The depreciable amounts of the Group’s property, plant, and equipment are depreciated according to the following estimated lives and methods:

	Lives	Method
Buildings	20 years	straight-line
Processing plant and equipment	5 to 20 years	straight-line
Refinery and power plants	20 to 30 years	straight-line
Office equipment and other	3 to 10 years	straight-line

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

       The residual value and the useful life of an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes, if any, are accounted for as a change in an accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The depreciation method applied to an asset is reviewed at least at each financial year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method is changed to reflect the changed pattern. The carrying amount of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

       The carrying amount of an item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period in which the item is derecognized.

   (xiii) Exploration and Evaluation Assets

       Pre-license costs are recognized in profit or loss as incurred.

       Exploration and evaluation costs, including the costs of acquiring undeveloped land and drilling costs are initially capitalized until the drilling of the well is complete and the results have been evaluated in order to determine the technical feasibility and commercial viability of the asset. The technical feasibility and commercial viability is considered to be determinable when proved and/or probable reserves are determined to exist. If proved and/or probable reserves are found, the drilling costs and the costs of associated hydrocarbon undeveloped land are reclassified to interests in resource properties; or from hydrocarbon undeveloped land to hydrocarbon probable reserves. The cost of hydrocarbon undeveloped land that expires or any impairment recognized during a period is charged to profit or loss.

   (xiv) Interests in Resource Properties

       The Group’s interests in resource properties include a royalty interest in an iron ore mine and hydrocarbon development and production assets, as well as extracting facilities which were sold in 2013.

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

   (b) Subsequent costs

       Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized costs generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. All other expenditures are recognized in profit or loss as incurred. The costs of periodic servicing of the properties are recognized in operating expenses as incurred.

       The carrying amount of any replaced or sold component is derecognized.

   (c) Depletion

       The net carrying amount of an interest in a resource property is depleted using the unit of production method by reference to the ratio of production in the period to the related reserves.

       For interests in hydrocarbon properties, depletion is calculated based on proved producing reserves, taking into account estimated future development costs necessary to bring those reserves into production and the estimated salvage values of the assets at the end of their useful lives. Future development costs are estimated taking into account the level of development required to continue to produce the reserves. Reserves for hydrocarbon properties are estimated annually by independent qualified reserve evaluators, and represent the estimated quantities of natural gas, natural gas liquids and crude oil which geological, geophysical and engineering data

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible. For depletion purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

       For the royalty interest in an iron ore and extracting facilities, depletion is calculated based on proved and probable reserves. The estimate of the reserves of iron ore is reviewed whenever significant new information about the reserve is available, or at least at each financial year-end.

   (xv) Intangible Assets

       Intangible assets are measured at cost, net of accumulated depreciation and, if any, accumulated impairment losses. An intangible asset acquired as part of a business combination is measured at fair value at the date of acquisition and is recognized separately from goodwill if the asset is separable or arises from contractual or other legal rights. Intangible assets with a finite life are amortized on a straight-line basis over their expected useful lives. The expected useful lives of intangible assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

   (xvi) Farm-out Arrangements

       The Group does not adjust the recognized cost of exploratory property interests, excluding cash consideration received, for which farm-out agreements have been made. No exploration costs incurred by the farmee are recorded.

   (xvii) Impairment of Non-financial Assets

       The Group reviews the carrying amounts of its non-financial assets at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

       Hydrocarbon probable resources are tested for impairment when they are reclassified to interests in resource properties or when indicators exist that suggest the carrying value may exceed the recoverable amount. For purposes of impairment testing, hydrocarbon probable resources are grouped with related producing resource properties into a cash-generating unit (“CGU”) with common geography and geological characteristics.

       Unproved land is evaluated for indicators separately from interest in resource properties and hydrocarbon probable resources. Impairment is assessed by comparing the carrying value of unproved land to values determined by an independent land evaluator based on recent market transactions.

       The recoverable amount is the higher of an asset’s fair value less costs to sell or value-in-use. Where an individual asset does not generate separately identifiable cash flows, an impairment test is performed at the CGU level. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by external valuation metrics or other available fair value indicators wherever possible.

       In assessing the carrying amounts of the Group’s unproved properties, management takes into account future plans for those properties, the remaining terms of the leases and any other factors that may be indicators of potential impairment.

       An assessment is made at each reporting date as to whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, an estimate of the asset’s recoverable amount is reviewed. A previously recognized impairment loss is reversed to the extent that the events or circumstances that triggered the original impairment have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, depletion and amortization had no impairment loss been recognized for the asset in prior periods.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

       A reversal of an impairment loss for a CGU is allocated to the assets of the CGU, pro-rata with the carrying amounts of those assets.

   (xviii) Leases

       A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are expensed in net earnings on a straight line-basis over the term of the lease.

   (xix) Sale and Repurchase Arrangements

       The Group enters into sale and repurchase agreements with other commodity broker-traders pursuant to which the Group sells an agreed quantity of commodities at agreed prices and undertakes to buy back the same quantity of the same commodities at the same agreed prices in future periods. These sale and repurchase transactions are accounted for as financing arrangements. The sale and repurchase agreements are non-interest-bearing. Cash received is discounted at the market interest rate and presented as deferred sale liabilities in the consolidated statement of financial position. Deferred sale liabilities are accreted, with the accretion included in profit or loss. When the transaction is unwound in the normal course of business, cash is paid back to the counterparty, with a debit to the deferred sale liabilities.

   (xx) Defined Benefit Pension Plan

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

       Current service cost and net interest on the net defined benefit liability (asset) are recognized in profit or loss.

       Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) and any change in the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized in other comprehensive income and are not reclassified to profit or loss in a subsequent period.

   (xxi) Provisions and Contingencies

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

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

   (xxii) Decommissioning Obligations

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

   (xxiii) Puttable Instrument Financial Liabilities

     A puttable financial instrument represents a contractual obligation for the issuer to repurchase or redeem that instrument for cash or another financial asset on exercise of the put. Puttable instrument held by non-controlling parties in a subsidiary are classified as a financial liability, which is recognized at an amount equals to the present value of the amount that could be required to be paid to the counterparties. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the amount that the acquirer could be required to pay are recognized in profit or loss.

     The financial liability is reclassified to equity when all the features of and conditions for classification as equity are met. At such time, equity is measured at the carrying amount of the financial liability at the date of reclassification.

   (xxiv) Own Equity Instruments

     The Group’s holdings of its own equity instruments, including common stock and preferred stock, are classified as “treasury stock” and deducted from shareholders’ equity at cost and in the determination of the number of equity shares outstanding. No gain or loss is recognized in profit or loss on the purchase, sale, re-issue or cancellation of the Group’s own equity instruments.

   (xxv) Revenue Recognition

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

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

   (xxvi) Costs of Sales

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

     Costs of sales also include the write-downs of inventories, net loss on securities, credit losses on loans and receivables and fair value gain and loss on investment property, commodities and derivative contracts.

     The reversal of write-downs of inventories and allowance for credit losses reduce the costs of sales.

   (xxvii) Employee Benefits

     Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group. The employee benefits are included in either costs of sales or selling, general and administrative expense, as applicable.

   (xxviii) Share-Based Compensation

     The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using an appropriate valuation model. No expense is recognized for awards that do not ultimately vest. At each reporting date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management’s best estimate of the achievement or otherwise of non-market conditions and the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous reporting date is recognized in profit or loss, with a corresponding amount in equity.

     When the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the original vesting period. In addition, an expense is recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative. When an equity-settled award is cancelled other than by forfeiture when the vesting conditions are not satisfied, it is treated as if it had vested on the date of cancellation and any cost not yet recognized in profit or loss for the award is expensed immediately.

     Share-based compensation expenses are classified as selling, general and administrative expenses. When stock options are exercised, the exercise price proceeds together with the amount initially recorded in the contributed surplus account are credited to capital stock.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

   (xxix) Finance Costs

     Finance costs comprise interest expense on borrowings, accretion of the discount on provisions, decommissioning obligations and other liabilities and charges and fees relating to factoring transactions.

     Finance costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other finance costs are recognized in profit or loss in the period in which they are incurred.

     Share capital and debt are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs for debt, are charged to profit or loss on an accrual basis using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

   (xxx) Income Taxes

     Tax expense (tax recovery) comprises current tax expense (current tax recovery) and deferred tax expense (deferred tax recovery) and includes all domestic and foreign taxes which are based on taxable profits. The tax currently payable is based on the taxable profits for the period. Taxable profit differs from net income before income taxes as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

     Deferred income tax liabilities are recognized for all taxable temporary differences:

-

except where the deferred income tax liability arises on goodwill that is not tax deductible or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

-

in respect of taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint arrangements, except where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

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

-

in respect of deductible temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future.

     On the reporting date, management reviews the Group’s deferred income tax assets to determine whether it is probable that the benefits associated with these assets will be realized. The Group also reassesses unrecognized deferred income tax assets. This review and assessment involve evaluating both positive and negative evidence. The Group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

     Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss.

     Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities, and when they relate to income tax levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

     Resource property revenue taxes and withholding taxes (which include withholding taxes payable by a subsidiary, associate or joint arrangement on distributions to the Group) are treated as income taxes when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived.

     The Group includes interest charges and penalties on current tax liabilities as a component of interest expense.

   (xxxi) Earnings Per Share

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

   (xxxii) Business Combinations

     The Group accounts for each business combination by applying the acquisition method. Pursuant to the acquisition method, the Group, when a business combination occurs, identifies the acquirer (which obtains control of the acquiree), determines the acquisition date (on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree), recognize and measures the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognize and measure goodwill or a gain from a bargain purchase (i.e. negative goodwill). The identifiable assets acquired and the liabilities assumed are measured at their acquisition-date fair values. Non-controlling interest is measured at either its fair value or its proportionate share in the recognized amounts of the subsidiary’s identifiable net assets, on a transaction-by-transaction basis.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

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

     Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. The Group accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities (see Significant Accounting Policy Item (xxix) above).

   C. Critical Judgments in Applying Accounting Polices

     In the process of applying the Group’s accounting policies, management makes various judgments, apart from those involving estimations under Note 1(D) below, that can significantly affect the amounts it recognizes in the consolidated financial statements. The following are the critical judgments that management has made in the process of applying the Group’s accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:

   (i) Identification of Cash-generating Units

     The Group’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, commodity type and similar exposures to market risks. In the event facts and circumstances surrounding factors used to determine the Group’s CGUs change, the Group will re-determine its appropriate groupings of CGUs.

   (ii) Assets Held for Sale

     The Group applies judgment to determine whether an asset (disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year or the extension period, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

   (iii) Purchase Price Allocations

     Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires the Group to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individual identifiable assets and liabilities, including the fair value of long-lived assets and the amount of goodwill or bargain purchase calculated. As a result, the purchase price allocation impacts the Group’s reported assets and liabilities and future net earnings due to the impact on future depreciation, depletion and amortization and impairment tests.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

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

   (i) Reserve Estimates

     Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, commodity prices, exchange rates, remediation costs, timing and amount of future development costs, and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group’s interests in resource properties and/or property, plant and equipment, the calculation of depletion and depreciation, the provision for decommissioning obligations, and the recognition of deferred tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from the Group’s hydrocarbon interests are independently evaluated by reserve engineers at least annually.

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

   (ii) Recoverable Value of Receivables

     The Group had recognized receivables (including trade and other receivables) aggregating $146,087 at December 31, 2013. The recoverability of receivables is regularly reviewed and specific provisions are recognized for balances considered to be irrecoverable. The irrecoverable amounts are estimated based on reviewing the macro-economic environment and available micro-economic information specific to each receivable.

   (iii) Provision for Inventories

     The Group had recorded inventories of $88,844 at December 31, 2013. The provision for inventories is regularly reviewed and general and specific provisions are recognized for balances considered to be irrecoverable. The irrecoverable amounts are estimated based on reviews of the macro-economic environment and available micro-economic information specific to the product categories.

   (iv) Impairment of Assets Held for Sale

     The Group had hydrocarbon assets held for sale aggregating $61,659 at December 31, 2013. The Group measures a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell and recognizes an impairment loss for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell, to the extent that it has not been recognized. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, which generally does not include a transaction which takes place under duress or when

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

the seller is experiencing financial difficulty in a forced sale. Management relies on external valuation reports using discounted cash flows to measure the fair values of the hydrocarbon interests which are classified as assets held for sale. Such valuation is reviewed and compared to market and industry data so as to ensure that the trends and fluctuations are reconciled.

     The Group had investment property of $35,685 which was classified as assets held for sale at December 31, 2013 and measured at fair value.

   (v) Impairment of Equity Method Investments

     The Group had investments in joint ventures accounted for using the equity method aggregating $24,366 at December 31, 2013. Investments in joint ventures are reviewed for impairment at the reporting date. Determining whether an investment balance is impaired requires an estimation of the recoverable amount of the joint venture. The recoverable amount calculation requires an estimate to be made of the timing and amount of future cash flows expected to arise from the joint venture and the application of a suitable discount rate in order to calculate the present value. Decreases in estimates of future expected cash flows may result in a write-down of the Group’s investments in equity method investments.

   (vi) Impairment of Exploration and Evaluation Assets

     The Group had recorded exploration and evaluation assets of $106,621 at December 31, 2013. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. If such indicators exist, any impairment is determined by comparing their carrying amounts to their recoverable amounts. The estimation of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

   (vii) Impairment of Other Non-financial Assets

     The Group had property, plant and equipment and interests in resource properties aggregating $454,315 at December 31, 2013. Impairment of the Group’s non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company’s CGUs are determined based on the greater of the value-in-use and fair value less costs to sell. In the absence of quoted market prices, the recoverable amount is based on estimates of reserves, production rates, future oil and natural gas prices, future costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of reserves, future production rates and oil and gas prices may result in a write-down of the Group’s property, plant and equipment and interests in resource properties.

   (viii) Taxation

     The Group is subject to tax in a number of jurisdictions and judgment is required in determining the worldwide provision for income taxes. Deferred income taxes are recognized for temporary differences using the liability method, with deferred tax liabilities generally being provided for in full (except for taxable temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future) and deferred tax assets being recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

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
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

     The Group companies’ income tax filings are subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group’s income tax liability. In addition, the companies have filed appeals and have disputed certain issues. While the results of these items cannot be ascertained at this time, the Group believes that the Group has an adequate provision for income taxes based on available information.

     The Group recognized deferred income tax assets of $17,941 at December 31, 2013. In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or before the tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

     The Group provides for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on management’s assessment of exposures. The Group did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The Group may change its investment decision in its normal course of business, thus resulting in additional tax liability.

   (ix) Decommissioning Obligations

     The Group estimates the decommissioning obligations for its resource properties and facilities and had recorded long-term obligations of $105,854 at December 31, 2013. In most instances, dismantling of assets and remediation occurs many years into the future. The amount to be recognized for the decommissioning obligations fluctuates in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, and changes to the risk-free discount rate.

     The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation.

   (x) Contingencies

     Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the Group does not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the financial statements of the period in which the change in probability occurs.

   E. Recent Accounting Standards and Amendments not yet Adopted

     IFRIC 21, Levies, provides the following guidance on recognition of a liability to pay levies:

  The liability is recognized progressively if the obligating event occurs over a period of time.

  If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

     The same recognition principles are applied in interim financial reports. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. Management anticipates that the application of this new standard will not have significant impacts on the Group’s consolidated financial statements.

     IFRS 9, Financial Instruments (“IFRS 9”), was published in November 2009 and contained requirements for financial assets. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk. The IASB decided that a mandatory date of 1 January 2015 would not allow sufficient time for entities to prepare to apply the new Standard because the impairment phase of the IFRS 9 project has not yet been completed. Accordingly, the IASB decided that a new date should be decided upon when the entire IFRS 9 project is closer to completion. The amendments made to IFRS 9 in November 2013 remove the mandatory effective date from IFRS 9. However, entities may still choose to apply IFRS 9 early and management has decided not to early apply IFRS 9.

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

     Consistent with others in the industry, the Group monitors capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of shareholders’ equity other than amounts in accumulated other comprehensive income relating to cash flow hedges, and includes some forms of subordinated debt. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. The calculations are based on continuing operations.

	2013	2012
		(Recast-
		Notes 3&41)
Total debt	$234,740	$162,993
Less: cash and cash equivalents	(332,173)	(273,790)
Net debt (net cash and cash equivalents)	$(97,433)	$(110,797)
Shareholders’ equity	$699,570	$730,587
Debt-to-adjusted capital ratio	Not applicable	Not applicable

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 2.	Capital Disclosure on the Group’s Objectives, Policies and Processes for Managing Its Capital Structure (continued)

     There were no amounts in accumulated other comprehensive income relating to cash flow hedges and no subordinated debt instruments as at December 31, 2013 and 2012. The debt-to-adjusted capital ratio in 2013 and 2012 were not applicable since the Group had a net cash and cash equivalents balance.

	2013	2012
		(Recast-
		Notes 3&41)
Long-term debt	$189,871	$118,824
Shareholders’ equity	$699,570	$730,587
Long-term debt-to-equity ratio	0.27	0.16

     During 2013, the Group’s strategy, which was unchanged from 2012, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. The Group had a net cash and cash equivalent balance after deduction of the total debt. The Group’s long-term debt-to-equity ratio was 0.27 and 0.16 as at December 31, 2013 and 2012, respectively. The increase in the debt-to-equity ratio in 2013 reflects the Group’s objectives of long-term business growth and development.

Note 3. Acquisitions of Consolidated Entities

   Year 2013

     There were no business combinations in 2013.

   Year 2012

   MFC Energy

     On September 6, 2012, the Company completed the take-over bid (the “Offer”) for all of the issued and outstanding common shares of MFC Energy (the “MFC Energy Shares”) for cash consideration of C$1.25 per MFC Energy Share. The Offer was made pursuant to a support agreement between MFC Energy and the Company dated July 6, 2012. Pursuant to the Offer, on September 6, 2012, the Company, through its indirect wholly-owned subsidiary, acquired approximately 93.8% of the outstanding MFC Energy Shares. On September 11, 2012, the Company completed a compulsory acquisition under the Alberta Business Corporations Act, whereby its indirect wholly-owned subsidiary acquired all the remaining outstanding MFC Energy Shares not already owned by the Group. As a result of such compulsory acquisition, the indirect wholly-owned subsidiary acquired 100% ownership of MFC Energy.

     In connection with the Support Agreement, on July 16, 2012, the indirect wholly-owned subsidiary acquired 6,548,498 special warrants (the “Warrants”) in the capital of MFC Energy, at a price of C$1.25 per Warrant. On September 6, 2012, as a result of the conversion of the Warrants, the indirect wholly-owned subsidiary acquired an additional 6,548,498 MFC Energy Shares. No additional consideration was paid in connection with the conversion of the Warrants.

     The consideration paid by the Group for the MFC Energy Shares under the Offer and compulsory acquisition was approximately $33,535 (C$32,948) in cash.

     MFC Energy is actively engaged in the exploration, development and production of hydrocarbons in western Canada. The acquisition was made to enhance the investment and strategic growth objectives of the Group’s global commodity supply chain business. As a result, MFC Energy’s financial position and results were included in the Group’s commodities and resources segment.

     The acquisition was accounted for as a business combination pursuant to IFRS 3. The aggregated cost of the acquisition totaled $41,866, comprising $33,535 paid in cash to the former holders of MFC Energy Shares and $8,331 (C$8,185) paid for the Warrants.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 3. Acquisitions of Consolidated Entities (continued)

     The following table summarizes the final purchase consideration, the preliminary purchase price allocation in the Company’s 2012 consolidated financial statements and the final purchase price allocation, with the applicable recast adjustments made upon finalization during 2013.

	Preliminary			Final
	purchase			purchase
	price	Recast	Error	price
	allocation	adjustments	correction	allocation
Receivables	$16,035	$—	$—	$16,035
Exploration and evaluation assets	150,564	(17,945)	—	132,619
Property, plant and equipment	49,552	—	—	49,552
Interests in resource properties	223,057	—	—	223,057
Assets held for sale	117,062	(4,465)	—	112,597
Deferred tax assets	57,137	7,130	(6,504)	57,763
Other assets	5,089	—	—	5,089
	618,496	(15,280)	(6,504)	596,712
Short-term bank borrowings	(115,061)	—	—	(115,061)
Facility term financing	(26,383)	(4,804)	—	(31,187)
Accounts payables and accrued expenses	(30,583)	(1,737)	—	(32,320)
Decommissioning obligations	(138,369)	—	—	(138,369)
Deferred income tax liabilities	(3,772)	—	—	(3,772)
Accrued pension obligations, net	(2,227)	—	—	(2,227)
Liabilities relating to assets held for sale	(15,590)	—	—	(15,590)
Net assets acquired	286,511	(21,821)	(6,504)	258,186
Total consideration paid	41,866	—	—	(41,866)
Bargain purchase	$244,645	$(21,821)	$(6,504)	$216,320

     For a recast and error correction of the consolidated statement of financial position at December 31, 2012 and the consolidated statement of operations for the year ended December 31, 2012, please see Note 41.

     MFC Energy was a publicly traded company prior to the Group’s acquisition. As a result of the price of natural gas and high operating expenses, the market capitalization of MFC Energy had been much lower than its net assets at the time of acquisition. The Group acquired the MFC Energy Shares at their market price. As a result, the Group recognized $216,320 in bargain purchase gain in profit or loss which is non-taxable.

     The Group measured 100,000 MFC Energy Shares held by the Group prior to the acquisition at the fair value of $125 at the time of acquisition, thus recognizing a loss of $358 which was included in the net losses on available-for-sale securities under gross revenue in profit or loss.

     There were no intangible assets other than goodwill acquired.

     With respect to acquired receivables, the fair value of the receivables, the gross contractual amounts receivables and the best estimate of the contractual cash flows not expected to be collected on the acquisition date were $16,035, $16,547 and $512, respectively.

     The amount of acquisition-related costs was $1,497 which was included in selling, general and administrative expenses in profit or loss.

     As a result of the completion of the Offer and related transactions, the Group has consolidated MFC Energy’s operations since September 7, 2012. The amounts of revenue and net income of MFC Energy since the acquisition date included in profit or loss for the reporting period of 2012 were $30,402 and $1,916, respectively.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 3. Acquisitions of Consolidated Entities (continued)

   Immaterial business combinations

     On March 16, 2012, a subsidiary of MFC Industrial (the “Purchaser”) purchased a 75% equity interest and a shareholder loan in a corporation, for a total purchase price of $28,000 which was paid on March 19, 2012. The corporation has a mineral refinery plant and power plant. The acquisition of the 75% equity interest and the shareholder loan together effectively transferred a 100% economic interest in the corporation to the Purchaser.

     This acquisition was not considered as a material business combination. There were no identifiable intangible assets or goodwill acquired. A bargain purchase gain of $2,359 was recognized. The non-controlling interest in the corporation was measured at its fair value on the acquisition date, which was $nil. The amount of acquisition-related costs was nominal.

     In November 2012, MFC Industrial, through its Austrian subsidiary, acquired a controlling interest in Park Ridge, NJ-based ACC Resources Co., L.P. (“ACCR”) and Mexico City-based Possehl Mexico S.A. de C.V. (“Possehl”). Both Possehl and ACCR are fully integrated commodity supply chain companies, specializing in industrial raw materials, chemicals and various other products. The acquisition of these companies expands the Group’s existing global supply chain network, reaching further into the North and Latin American markets, as well as Chinese activities. The Group has consolidated the results of the operations of ACCR group and Possehl group since December 1, 2012.

     The combined acquisition price for 80% of ACCR and 60% of Possehl was $23,232 in cash which was determined based on the net tangible asset value of the entities as of July 31, 2012, of which $14,718 was paid in 2012, $6,201 was paid in January 2013 and $2,313 was to be paid in November 2013. The purchase price is subject to adjustment based on pending valuations of real property and occurrence of certain adjustment events (as defined). At the time of the approval of these consolidated financial statements, the fair value of certain real property is provisional as no final binding appraisal value has been accepted by the parties. In addition, there are call and put options which allow the Group to acquire up to all of the remaining shares of ACCR, its affiliate and Possehl, based on the same net tangible asset value price formula. The vendors undertake to compensate for any loss or reduction in value of the purchased interest.

     This acquisition was not considered as a material business combination. Non-controlling interests in the entities were $3,350 at the time of acquisition. As the non-controlling interests are subject to put options, they are classified as puttable instrument financial liabilities (see Note 26). The fair value of the puttable instrument financial liabilities is provisional pending upon the approval and acceptance of the final valuation of real property. The amount of acquisition-related costs was $752. Intangible assets totaling $1,073 relating to order backlog were identified and were included in deposits, prepaid and other under current assets due to their short-term nature.

     In 2013, ACCR was reorganized and became MFC Resources Inc. In 2013, the Group also settled the puttable instruments with respect to ACCR and its affiliate (see Note 26).

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

Note 4. Business Segment Information

     The Group is primarily in the global commodities supply chain business.

     The Group’s integrated operations include a wide range of commodities such as metals, ceramics, minerals, natural gas, oil, chemicals, plastics, food and beverage additives, animal feed and wood products, which are supported by our captive sources of commodities through strategic investments and other sources secured by the Group from third parties.

     In reporting to management, the Group’s operating results are categorized into the following operating segments: commodities and resources, merchant banking and all other segments.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 4. Business Segment Information (continued)

   Basis of Presentation

     In reporting segments, certain of the Group’s business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the products and services; (ii) the methods of distribution, and (iii) the types or classes of customers/clients for the products and services.

     Commodities and resources segment includes trading of commodities and resources, as well as the related producing, processing and extracting activities. It also includes royalty income from the Group’s interests in resource properties.

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

     The other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s (a) reported revenue, (b) net income or (c) total assets. The Group’s other operating segments primarily include business activities in medical equipment, instruments, supplies and services.

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

   Products and Services

     The Group’s total revenues comprised the following for the years ended December 31, 2013, 2012 and 2011, respectively:

	2013	2012	2011
Commodities and resources	$768,795	$443,055	$470,242
Fees	9,440	8,389	6,670
Gains on securities	6,318	1,150	—
Interest	2,385	10,489	10,701
Dividend	295	360	338
Equity income	7,107	6,152	5,912
Other	19,598	16,064	20,041
Total revenues	$813,938	$485,659	$513,904

     The Group’s revenues for 2012 include the revenues of MFC Energy Group from September 7, 2012.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 4. Business Segment Information (continued)

   Segment Operating Results

	Year ended December 31, 2013
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$778,487	$12,568	$22,883	$813,938
Intersegment sale	1,771	7,641	345	9,757
Interest expense	14,491	28	73	14,592
Income (loss) from continuing operations
before income taxes	7,350	18,293	(9,564)	16,079

	Year ended December 31, 2012
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$455,898	$11,751	$18,010	$485,659
Intersegment sale	455	10,950	343	11,748
Interest expense	11,616	45	4	11,665
(Loss) income from continuing operations
before income taxes	(23,946)*	231,632 **	(9,301)	198,385
____________________

*	including impairment of interests in resource properties of $42,631 and inventory write-off of $19,434 in a former subsidiary (which was sold in 2013)(see Note 28).

**	including bargain purchase of $218,679.

	Year ended December 31, 2011
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$474,872	$22,487	$16,545	$513,904
Intersegment sale	2	14,651	456	15,109
Interest expense	6,588	56	42	6,686
Income (loss) from continuing operations before
income taxes	23,157	8,858	(14,834)	17,181

	As at December 31, 2013
	Commodities	Merchant
	and resources	banking	All other	Total
Segment assets	$1,016,410	$268,090	$40,106	$1,324,606
Equity method investments (included in
segment assets)	19,113	—	5,253	24,366

	As at December 31, 2012
	(Recast-Notes 3&41)
	Commodities	Merchant
	and resources	banking	All other	Total
Segment assets	$1,139,174	$186,547	$34,902	$1,360,623
Equity method investments (included in
segment assets)	17,163	—	5,219	22,382

	As at December 31, 2013
	Commodities	Merchant
	and resources	banking	All other	Total
Segment liabilities	$557,825	$49,585	$11,447	$618,857

	As at December 31, 2012
	(Recast-Notes 3&41)
	Commodities	Merchant
	and resources	banking	All other	Total
Segment liabilities	$552,335	$65,775	$5,738	$623,848

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 4. Business Segment Information (continued)

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

     Geographic results are generally determined as follows:

Segment	Basis for attributing revenues
Commodities and resources	Locations of external customers
Locations of clients, assets or the reporting units, whichever
Merchant banking	is appropriate
All other segments	Locations of the reporting units

     Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenues from external customers attributed to MFC Industrial’s country of domicile (i.e. Canada) and all foreign geographic regions from which the Group derives revenues:

Year ended December 31:	2013	2012	2011
Canada	$116,371	$61,864	$37,410
Africa	4,990	2,103	7,914
Americas	172,006	25,954	49,887
Asia	21,760	55,598	87,208
Europe	498,811	340,140	331,485
	$813,938	$485,659	$513,904

     Income from a royalty interest in a resource property is earned from a third party entity operating in Canada and amounted to $25,674, $29,065 and $30,782, respectively, in 2013, 2012 and 2011.

     Except for the geographic concentrations as indicated in the above table and one trading customer representing approximately 12% and 11% of the Group’s total revenues in 2013 and 2012 respectively, there were no other revenue concentrations in 2013, 2012 and 2011.

     The following table presents non-current assets other than financial instruments, post employment benefit assets and deferred tax assets by geographic area based upon the location of the assets.

	2013	2012
		(Recast-
As at December 31:		Notes 3&41)
Canada	$530,247	$562,860
Africa	25,728	26,136
Americas	3,118	3,201
Asia	435	434
Europe	1,408	36,248
	$560,936	$628,879

     Investment property, which was included in the non-current assets at December 31, 2012, has been reclassified to assets held for sale under the current asset section and, as a result, is not included in the geographic location table at December 31, 2013.

     The non-current assets located in Canada comprised primarily the Group’s interests in resource properties and hydrocarbon properties (see Notes 16 and 17).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 5. Securities

   Short-term securities

As at December 31:	2013	2012
Trading securities:
Common shares, at fair value	$2,068	$6,658

     At December 31, 2013, investments in publicly-listed common shares trading securities comprised five companies (of which one company represented 93%).

     At December 31, 2012, investments in publicly-listed common shares trading securities comprised six companies (of which three companies represented 95%).

Note 6. Restricted Cash

As at December 31:	2013	2012
Cash pledged with a bank in connection with sales of securities	$239	$359
Bank accounts temporarily restricted (released in 2013)	—	460
Other	73	70
	$312	$889

Note 7. Trade Receivables

   Trade Receivables

As at December 31:	2013	2012
Trade receivables, gross amount (including $240 and $nil due from affiliates as
at December 31, 2013 and 2012, respectively	$116,704	$74,066
Less: Allowance for credit losses	(1,026)	(1,246)
Trade receivables, net amount	$115,678	$72,820

     Trade receivables primarily arise from commodities and resources activities.

     The Group has a specially structured factoring arrangement with a bank for the Group’s trade receivables (see Note 20). As at December 31, 2013, trade receivables amounting to $9,935 were used as security against bank debt (see Note 21).

     As at December 31, 2013, trade receivables of $6,575 (2012: $17,006) were past due but not impaired. The aging analyses of these trade receivables as at December 31, 2013 and 2012 are as follows:

Past-due	2013	2012
Below 30 days	$4,410	$9,517
Between 31 and 60 days	762	1,229
Between 61 and 90 days	567	514
Between 91 and 365 days	835	5,746
Over 365 days	1	—
	$6,575	$17,006

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 7. Trade Receivables (continued)

     As at December 31, 2013, trade receivables of $4,917 (2012: $4,998) were impaired and an allowance for credit losses of $1,026 (2012: $1,246) has been provided. Not all past-due account balances are uncollectible as some of the accounts are covered by credit insurance or other collection procedures. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements (see Note 36). The aging analyses of these trade receivables as at December 31, 2013 and 2012 are as follows:

Past-due	2013	2012
Below 30 days	$448	$789
Between 31 and 60 days	218	—
Between 61 and 90 days	300	1
Between 91 and 365 days	1,167	814
Over 365 days	2,784	3,394
	$4,917	$4,998

     The movements in the allowance for credit losses during 2013 and 2012 are as follows:

	2013	2012
Balance, beginning of the year	$1,246	$719
Additions	4,117	593
Reversals	(8)	(12)
Write-offs	(4,517)	—
Cumulative translation adjustment	188	(54)
Balance, end of the year	$1,026	$1,246

     As at December 31, 2013 and 2012, there was no trade receivable which would otherwise be past due or impaired if the terms had not been renegotiated.

Note 8. Other Receivables

As at December 31:	2013	2012
Investment income	$260	$219
Government taxes (primarily value-added and goods-and-services taxes)	6,503	6,181
Royalty income from an interest in resource property	5,513	7,528
Employees travel advances	14	38
Derivative assets	1,394	633
Insurance compensation for trade receivables	12,269	—
Sale of securities	—	1,683
Suppliers with debit balance	—	649
Other	4,456	1,383
	$30,409	$18,314

     Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.

     As at December 31, 2013 and 2012, there were no receivables which would otherwise be past due or impaired if the terms had not been renegotiated.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 9. Inventories

As at December 31:	2013	2012
Raw materials	$8,347	$10,137
Work-in-progress	5,073	4,546
Finished goods	16,316	49,111
Commodity inventories	47,875	75,802
Goods-in-transit	11,017	2,366
Other	216	963
	$88,844	$142,925

     As at December 31, 2013, inventories with a carrying amount of $6,676 were pledged as security for liabilities.

Note 10. Deposits, Prepaid and Other

As at December 31:	2013	2012
Prepayments and deposits for inventories	$22,333	$23,154
Prepaid non-income taxes	223	287
Intangible assets relating to order backlog on acquisition dates	—	885
Prepaid, deposits and other	4,580	3,507
	$27,136	$27,833

Note 11. Assets Held for Sale

As at December 31:	2013	2012
		(Recast-
		Notes 3&41)
Assets held for sale	$97,344	$124,192
Liabilities relating to assets held for sale	(11,517)	(29,806)
Net assets held for sale	$85,827	$94,386
Represented by:
Hydrocarbon properties	$50,142	$94,675
Investment property	35,685	—
Extracting facilities	—	(289)
Net assets held for sale	$85,827	$94,386

     In connection with the acquisition of MFC Energy, management committed to a plan to sell certain hydrocarbon properties and an active program to locate a buyer and complete the plan was initiated. The assets were actively marketed for sale at a price that was reasonable in relation to their current fair values. The sale was expected to qualify for recognition as a completed sale within one year from September 2012 and actions required to complete the plan indicated that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn. In 2013, a participation agreement was entered into with a third party with respect to certain assets held for sale. As a result, such assets of $31,378 were reclassified to hydrocarbon properties (see Note 17). Furthermore, a processing plant of $22,248 which was included in the assets held for sale no longer met the classification criteria and, as a result, was reclassified out of the assets held for sale into property, plant and equipment in 2013 (see Note 15). As a result, a catch-up depreciation to the date of reclassification of $1,101 was recorded on assets previously recognized as held for sale. During the initial one-year period, change in economic, industry and market circumstances arose and, as a result, the remaining assets previously classified as held for sale were not sold by the end of that period. However, management took action necessary to respond to the change in circumstances and the assets are still being actively marketed at a price that is reasonable. Accordingly, the Group continues to classify the remaining assets as held for sale at December 31, 2013 as all classification criteria were met. As at December 31, 2013, the assets held for sale (represented by interests in resource properties) and the related liabilities (represented by decommissioning obligations) were $61,659 (2012: $111,138) and $11,517 (2012: $16,463), respectively.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 11. Assets Held for Sale (continued)

     In December 2012, management committed to a plan to sell the extracting facilities and the sale was completed in 2013. As at December 31, 2013, the asset classified as held for sale were $nil (2012: $13,054 consisting of $3,103 in cash, $9,030 in other current assets and $921 in non-current assets) and the related current liabilities were $nil (2012: $13,343). The extracting facilities did not represent a separate major line of business or geographical area of operations.

     The assets held for sale are included in the Group’s commodities and resources segment.

     In September 2013, management committed to a plan to sell the investment property (Note 14). The assets are measured at fair value and are included in the Group’s merchant banking segment.

Note 12. Long-term securities

As at December 31:	2013	2012
Available-for-sale securities:
Publicly-traded	$2,465	$9,637

     At December 31, 2013, available-for-sale securities comprised four publicly-traded equity securities and investment funds (of which the two largest companies represented 90%).

     At December 31, 2012, available-for-sale securities comprised six publicly-traded equity securities and investment funds (of which the largest company represented 61%).

Note 13. Equity method investments

As at December 31:	2013	2012
Joint ventures – China	$5,253	$5,219
Joint ventures – U.S.	19,113	17,163
	$24,366	$22,382

Joint ventures – China

     Joint ventures in China provide eye care business. The following table shows the Group’s joint ventures as at December 31, 2013:

Proportion of
ownership
interest
Zhejiang University No. 2 Hospital Hangzhou Eye Center	55%
Chongqing Lasernet Guangji Eye Hospital (incorporated)	58%
Chongqing Fuling Lasernet Eye Center	65%
Sichuan Suining Lasernet Eye Center	40%

     The following table presents the book values of the assets and liabilities related to the Group’s interests in the joint ventures as at December 31, 2013 and 2012:

	2013	2012
Current assets	$4,512	$2,819
Long-term assets	4,717	5,150
	9,229	7,969
Current liabilities	(3,976)	(2,750)
Net	$5,253	$5,219

     The assets held by the joint ventures primarily consist of medical equipment and are financed from their own working capital and equity.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 13. Equity method investments (continued)

     As at December 31, 2013, the Group did not incur any contingent liabilities or capital commitments in relation to its interests in the joint ventures, by the Group itself, or through the joint venturers or the joint ventures.

     The following table presents the aggregated amounts of income and expenses (including income taxes) related to the Group’s interest in the joint ventures for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Revenues	$22,555	$19,261	$17,999
Expenses	(15,448)	(13,109)	(12,087)
Net income	$7,107	$6,152	$5,912

     The Group did not receive any fees to manage the joint ventures during the years ended December 31, 2013, 2012 and 2011.

     The Group received dividends of $7,690 from these joint ventures in 2013.

Joint ventures – U.S.

     In December 2011, the Group, through joint venture entities, acquired a 50% interest in an exploration and development stage iron ore mine in the U.S. The Group will jointly develop the iron ore mine, including working towards completing a feasibility study on the project, with the mandate to re-open the mine, including exploiting the existing tailings accumulation and other areas for ferrous mineral production. The following table shows the Group’s joint ventures as at December 31, 2013:

Proportion of
ownership
interest
Thayer Land Development Company, LLC	50%
TTTT Mining, LLC	50%
PRR Mining Inc.	50%
PRR Processing Inc.	50%

     The following table presents the assets and liabilities related to the Group’s interest in the joint ventures as of December 31, 2013 and 2012:

	2013	2012
Current assets	$116	$116
Long-term assets	20,240	19,299
	20,356	19,415
Current liabilities	(1,243)	(2,252)
Net	$19,113	$17,163

     The assets held by the joint ventures primarily consist of an interest in an exploration and development stage iron ore mine.

     In 2013, MFC Industrial, on behalf of the U.S. joint ventures, entered into a research and development contract with an institute. The outstanding payment obligation was $375 as of December 31, 2013 which is to be funded by the joint ventures on a pro rata basis. None of these obligations have been recognized in the consolidated statement of financial position as at December 31, 2013.

     Except for the aforesaid, as at December 31, 2013, the Group has not incurred any contingent liabilities or capital commitments in relation to its interests in the joint ventures, by the Group itself, or through the joint venturers or the joint venture.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 13. Equity method investments (continued)

   Summarized financial information:

     The following table presents summarized financial information (before inter-company eliminations) of the joint ventures as at or for the year ended December 31, 2013. These are amounts included in the IFRS financial statements of the joint ventures and not the Group’s share of those amounts. The summarized financial information is then reconciled to the carrying amount of the Group’s interests in the joint ventures. No comparative information is required to be provided for periods prior to 2013.

	Financial		Group’s
	information of	Reconciliation	interests in
As at or for the Year Ended December 31, 2013:	investees	adjustments	investees
Current assets	$232	$(116)	$116
Non-current assets	40,480	(20,240)	20,240
Current liabilities	(2,485)	1,242	(1,243)
Non-current liabilities	—	—	—
Non-controlling interests	—	—	—
Shareholders’ equity	38,227	(19,114)	19,113

     The Group did not record income and expenses related to these joint ventures since their acquisition in December 2011 as the resource property is being developed and all the costs and expenses have been capitalized.

     The following financial information was included in the above summarized financial information for 2013.

As at or for the Year Ended December 31, 2013:
Cash and cash equivalents	$103
Current financial liabilities (excluding trade and other payables and provisions)	2,482
Non-current financial liabilities (excluding trade and other payables and provisions)	—

     The Group received $nil dividends from these joint ventures.

Note 14. Investment property

	2013	2012
Balance, beginning of year	$34,152	$33,585
Additions	—	1
Disposals	(74)	(2)
Change in fair value during the year	—	14
Reclassification to assets held for sale (Note 11)	(34,979)	—
Cumulative translation adjustment	901	554
Balance, end of year	$—	$34,152

     The change in fair value of investment property is included in costs of sales in the consolidated statement of operations.

     The amounts recognized in profit or loss in relation to investment property during 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Rental income	$1,380	$1,477	$1,766
Direct operating expenses (including repairs and maintenance) from
investment property that generated rental income during the year	333	345	760

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 15. Property, Plant and Equipment

     The following changes in property, plant and equipment were recorded in 2013:

					Reclassified	Cumulative
	Opening				from assets	translation	Ending
Historical costs	balance	Additions	Disposals	Reclassification	held for sale	adjustments	balance
Land and building	$2,822	$673	$—	$—	$—	$(657)	$2,838
Refinery and
power plants	74,943	—	—	1,757	22,248	(4,145)	94,803
Processing plant
and equipment	5,435	363	—	(1,757)	—	148	4,189
Office equipment	3,571	972	(79)	—	—	(292)	4,172
	$86,771	$2,008	$(79)	$—	$22,248	$(4,946)	$106,002

					Cumulative
	Opening				translation	Ending
Accumulated depreciation	balance	Additions	Disposals	Reclassification	adjustments	balance
Land and building	$45	$266	$—	$—	$6	$317
Refinery and power plants	3,065	3,876	—	302	(621)	6,622
Processing plant and equipment	1,911	775	—	(302)	179	2,563
Office equipment	1,611	702	(38)	—	(268)	2,007
	$6,632	$5,619	$(38)	$—	$(704)	$11,509
Carrying amount	$80,139					$94,493

     The following changes in property, plant and equipment were recorded in 2012:

					Reclassified	Cumulative
	Opening			Business	to assets	translation	Ending
Historical costs	balance	Additions	Disposals	combination	held for sale	adjustments	balance
	(Recast-Notes 3&41)
Land and buildings	$482	$293	$—	$2,858	$(737)	$(74)	$2,822
Refinery and
power plants	—	—	—	75,454	—	(511)	74,943
Processing plant
and equipment	2,885	418	—	1,927	—	205	5,435
Office equipment	2,547	378	(5)	1,199	(595)	47	3,571
	$5,914	$1,089	$(5)	$81,438	$(1,332)	$(333)	$86,771

				Reclassified	Cumulative
	Opening			to assets	translation	Ending
Accumulated depreciation	balance	Additions	Disposals	held for sale	adjustments	balance
Land and buildings	$207	$93	$—	$(249)	$(6)	$45
Refinery and power plants	—	3,174	—	—	(109)	3,065
Processing plant and equipment	719	1,129	—	—	63	1,911
Office equipment	1,245	695	—	(369)	40	1,611
	$2,171	$5,091	$—	$(618)	$(12)	$6,632
Carrying amount	$3,743					$80,139

     As at December 31, 2013, land and buildings with a carrying amount of $1,082 were used as security against bank debt (see Note 21).

     During 2013, 2012 and 2011, $388, $nil and $nil, respectively, of expenditures were recognized in the carrying amount of items of property, plant and equipment in the course of their construction.

     As at December 31, 2013, there were no contractual commitments for the acquisition of property, plant and equipment.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 16. Interests in Resource Properties

     The Group’s interests in resource properties comprised the following:

As at December 31:	2013	2012
		(Recast-
		Notes 3&41)
Royalty interest in an iron ore mine	$163,186	$168,071
Interests in hydrocarbon properties	196,636	215,646
Other	—	28
Total	$359,822	$383,745

   Iron ore mine

     The lease of the Canadian iron ore mine expires in 2055. The iron ore deposit is currently sub-leased to a third party entity under certain lease agreements which will also expire in 2055. The Group collects royalty payments directly from the third party entity based on a pre-determined formula, with a minimum payment not to be less than C$3,250 per year.

   Hydrocarbon properties

     The Group owns development and production assets in hydrocarbon properties in western Canada. The majority of such operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. These interests include producing natural gas wells, non-producing natural gas wells, producing oil wells and non-producing oil wells, but do not include a land position that includes net working interests in undeveloped acreage and properties containing probable reserves only which are included in exploration and evaluation assets (see Note 17). The hydrocarbon properties were acquired by the Group as a result of the business combination in September 2012 (see Note 3).

   Iron ore extracting facilities

     An Indian subsidiary (which was sold in February 2013) entered into contracts with leaseholders (the “LH”) for extraction of iron ore from certain mines on behalf of the LH for which the subsidiary receives an extraction fee per ton and gives the subsidiary the right to extract, crush, screen and store the iron ore at the LH’s site on its behalf. Interests in the extracting facilities were impaired and written off in December 2012 (see Note 28).

     The following changes in interests in resource properties were recorded in 2013:

						Cumulative
	Opening				Decommissioning	translation	Ending
	balance	Reclassification	Additions	Impairment	obligations	adjustments	balance
Historical costs	$422,301	$35,270	$4,782	$(6,077)	$(21,455)	$(14,943)	$419,878
Accumulated depletion	(38,556)	—	(22,466)	—	—	966	(60,056)
Carrying amount	$383,745						$359,822

     The following changes in interests in resource properties were recorded in 2012:

						Cumulative
	Opening	Business			Decommissioning	translation	Ending
	balance	combination	Additions	Impairment	obligations	adjustments	balance
Historical costs	$251,195	223,057	$1,073	$(50,865)	$588	$(2,747)	$422,301
Accumulated depletion	(31,613)	—	(15,221)	8,234	—	44	(38,556)
Carrying amount	$219,582						$383,745

     The Group did not capitalize any general and administrative costs in respect of hydrocarbon development and production activities during the years 2013, 2012 and 2011. There were no borrowing costs capitalized in the current or prior years, as the Group did not have any qualifying assets.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 16. Interests in Resource Properties (continued)

     In February 2014, the operator of the iron ore mine announced that it would idle the mine. Management of the Group reviewed the underlying legal documents and performed a sensitivity analysis on the expected future cash flows from its royalty interest. The primary factor which impacts the recoverable amount is the duration of the idle period of the mine. Using a base case which assumes the mine will recommence production by 2016 and the remaining reserves will be processed over the remaining mine life, management concluded that an impairment charge was not required as at December 31, 2013. Management continues to monitor the development of the events relating to the iron ore mine.

     The recoverable amounts of the Group’s hydrocarbon CGUs are determined on an annual basis or where facts and circumstances provide impairment indicator. The recoverable amounts are based on each CGU’s future pre-tax cash flows expected to be derived from the Group’s hydrocarbon properties. The pre-tax cash flows projections incorporate management’s best estimates of future natural gas prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, non-expansionary capital expenditures and inflation. Natural gas pricing included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing. Projected cash flows are discounted using a pre-tax discount rate which reflects current market assessments of the time value of money and the risks specific to the hydrocarbon interests for which the future cash flow estimates have not been adjusted. At December 31, 2013, the Group performed an annual impairment assessment on its hydrocarbon properties based on a pre-tax discount rate of 10% and recognized an impairment of $6,077 before an income tax recovery of $1,561.

     During 2012, the Group recognized an impairment of $42,631 on its extracting facilities. For 2011, there were no impairment indicators identified and, accordingly, an impairment test was not required and there was no impairment losses. The Group sold the extracting facilities in 2013.

Note 17. Hydrocarbon Probable Reserves and Unproved Lands

     Exploration and evaluation assets, which comprise hydrocarbon probable reserves and undeveloped lands, were acquired by the Group as a result of the business combination in September 2012. The movements in exploration and evaluation assets during 2013 and 2012 were as follows.

	Probable	Undeveloped
	reserves	lands
Balance, beginning of 2013	$99,142	$31,701
Additions	—	421
Reclassification from assets held for sale	29,523	1,855
Land expiries	—	(104)
Reclassification-out	(47,565)	(627)
Cumulative translation adjustment	(5,833)	(1,892)
Balance, end of 2013	$75,267	$31,354

	Probable	Undeveloped
	reserves	lands
	(Recast-Notes 3&41)
Balance, beginning of 2012	$—	$—
Purchased through business combination	100,393	32,226
Additions	—	96
Land expiries	—	—
Cumulative translation adjustment	(1,251)	(621)
Balance, end of 2012	$99,142	$31,701

     In 2013 and 2012, no indicators of impairment were identified for exploration and evaluation assets.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 17. Hydrocarbon Probable Reserves and Unproved Lands (continued)

   Participation Arrangement

     In November 2013, the Group entered into a participation agreement with an oil and gas operator to develop certain oil and gas properties which have been classified as assets held for sale. Pursuant to the agreement, (1) the operator will spend a minimum of C$50 million to drill at least three net wells per year and a total of 12 net wells (to a minimum of 800 horizontal meters each) during the initial three-year term; (2) the operator will pay 100% of the drilling and completion costs of each well at its sole risk and expense; (3) after a well is drilled and there is continuous production from each well, the Group can elect to participate for up to 30% on a look-back basis in the working interest of each well by paying 25% of its actual costs or, alternatively, elect to receive a 10% gross royalty on the production instead; and (4) the Group will process the natural gas produced from the new wells through the Group’s processing plant for the life of the wells.

Note 18. Accrued Pension Assets (Obligations), Net

     This participation arrangement did not have financial impacts on these consolidated financial statements as of December 31, 2013, except for the reclassification of assets held for sale to unproved lands, until the drilling is completed in the future.

     A controlled entity (“the plan sponsor”) of the Group has a defined benefit plan for its employees. The pension obligations are non-recourse to MFC Industrial.

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

     The plan is subject to the minimum funding rules in Employment Pension Plans Act in Alberta, Canada (the “EPPA”) which require that going concern deficiencies are funded over a maximum of 15 years and solvency deficiencies are funded over a maximum of 5 years. There have been two funding relief options under the EPPA that temporarily altered the funding requirements of the plan.

     The plan sponsor is required to provide the funding as required under provincial pension legislation as determined by periodic actuarial funding valuations performed by an independent actuary. Funding for 2013 was based on the December 31, 2012 actuarial funding valuation. The plan sponsor funds the pension plan for minimum required contributions annually and assesses additional contributions if and when needed.

     In September 2012, the Alberta government enacted temporary pension funding relief measures in response to the continued market declines. The plan sponsor has applied for, and was granted, this temporary pension funding relief which increases the number of years over which the going concern deficiency is required to be eliminated through additional contributions. This had no impact on 2012 payments; however, reduced 2013 annual solvency payments from C$1,016 to C$477.

     The plan is an ongoing, open defined benefit plan, meaning that the plan accepts new entrants as employees are hired. Approximately 65% of the liability is attributed to active and disabled members who are accruing service in the plan. The duration of the plan is approximately 16 years.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 18. Accrued Pension Assets (Obligations), Net (continued)

     The cost of pension benefits earned by employees is determined using the projected-benefit method prorated on employment services and is expensed as services are rendered. The plan sponsor funds these plans according to federal and provincial government regulations by contributing to trust funds administered by an independent trustee. These funds are invested primarily in equities and bonds.

     The plan sponsor was acquired in September 2012 by the Group and there were no plan amendments, curtailments, settlements or recognition of past service cost during 2013 and 2012. The Group did not have any defined benefit plan in 2011.

   Reconciliation of the defined benefit obligations

	2013	2012
Beginning of year	$11,866	$—
Assumed upon acquisition	—	12,274
Net current service cost	378	136
Employee contributions	78	29
Obligation interest cost	505	175
Actuarial losses from changes in demographic assumptions and
experience	468	—
Actuarial gains from changes in financial assumptions	(475)	(506)
Benefits paid	(1,400)	(88)
Currency translation adjustments	(753)	(154)
End of year	$10,667	$11,866

Defined benefit obligations from plans that are wholly unfunded	$—	$—
Defined benefit obligations from plans that are wholly or partly funded	$10,667	$11,866

Significant actuarial assumption for defined benefit obligations as at
December 31:	2013	2012
Discount rate	4.75%	4.50%
Rate of salary increases	3.00%	3.00%
Consumer price index	2.00%	2.00%

   Reconciliation of the fair value of plan assets

	2013	2012
Beginning of year	$10,638	$—
Fair value of plan assets upon acquisition	—	10,047
Return on plan assets	1,925	598
Administration costs	(13)	(4)
Employer contributions	1,449	184
Employee contributions	78	29
Benefits paid	(1,400)	(88)
Currency translation adjustments	(751)	(128)
End of year	$11,926	$10,638
Interest income on plan assets	$455	$143
Actuarial gains	1,424	455
Return on plan assets	$1,879	$598

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 18. Accrued Pension Assets (Obligations), Net (continued)

   Reconciliation to the liability recognized in the statement of financial position

	2013	2012
Fair value of plan assets, end of year	$11,926	$10,638
Defined benefit obligations, end of year	(10,667)	(11,866)
Plan surplus (deficit)	1,259	(1,228)
Amount not recognized as an asset because of asset ceiling	—	—
Additional liability recognized due to IFRIC 14	—	—
Net asset (liability)	$1,259	$(1,228)

   Recognition of net asset (liability)

	2013	2012
Beginning of year	$(1,228)	$—
Net liability assumed on acquisition	—	(2,228)
Employer contributions	1,449	184
Expense recognized	(441)	(173)
Amount recognized in other comprehensive income	1,369	961
Currency translation adjustments	110	28
End of year	$1,259	$(1,228)

   Current pension expense for the year

	2013	2012*
Net current service cost	$378	$136
Obligation interest cost	505	175
Interest income on plan assets	(455)	(142)
Interest on effect of asset ceiling	—	—
Administration costs	13	4
End of year	$441	$173
____________________

*	incurred during September 7 to December 31, 2012

   Recognition through other comprehensive income for the year

	2013	2012*
Net gains during the year	$1,432	$961
Effect of the asset ceiling	—	—
Effect of impact of additional liability due to IFRIC 14	—	—
Currency translation adjustments	—	—
Recognition of other comprehensive during the year	$1,432	$961

Comprising: experience adjustment on defined benefit obligations	$8	$506
Experience adjustment on assets	1,424	455
	$1,432	$961
____________________

*	incurred during September 7 to December 31, 2012

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 18. Accrued Pension Assets (Obligations), Net (continued)

   Sensitivity analysis

     A sensitivity analysis for each significant actuarial assumption as of December 31, 2013, showing how the defined benefit obligations would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the date, is as follows:

Discount Rate Sensitivity Analysis	2013
Effect of an increase of 1%
Defined benefit obligations, end of year	$9,025
Effect of a decrease of 1%
Defined benefit obligations, end of year	$12,758

Salary Increase Sensitivity Analysis	2013
Effect of an increase of 1%
Defined benefit obligations, end of year	$10,694
Effect of a decrease of 1%
Defined benefit obligations, end of year	$10,591

     The defined benefit obligation sensitivity figures were calculated using the same methods and assumptions as the December 31, 2013 defined benefit obligation figures, with the only assumption change being the 1% change in discount rate or salary scale as indicated. There was no change from the previous period in the methods and assumptions used in preparing the sensitivity analyses.

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

Targeted
Plan asset allocation (%)	2013
Equity securities	60%
Debt securities	40%
Total	100%

     The fair values of the company’s defined benefit pension plan assets at December 31, 2013 and 2012 by asset category are as follows:

Fair value measurements	2013	2012
Asset category
Cash	$798	$23
Pooled fund: Balanced trust fund	11,128	10,615
Total	$11,926	$10,638

     The fund indicates that its asset allocation is 40% bonds, 35% Canadian equities and 25% international equities. As the plan assets are primarily invested in equity and debt securities, the plan may expose the plan sponsor to a concentration of financial securities risk.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 18. Accrued Pension Assets (Obligations), Net (continued)

   Expected contributions and benefit payments

     The expected contributions for 2014 from the employer and employees are $593 and $69, respectively. The employer contributions represent the minimum required contribution under pension legislation.

     The expected benefit payments are as follows:

Years ending December 31:
2014	$341
2015	375
2016	429
2017	467
2018	506
2019-2023	3,492
2024 and after	5,057
Total	$10,667

     As at December 31, 2013, the defined benefit pension plan had a net surplus of $1,259.

Note 19. Deferred Income Tax Assets and Liabilities

     The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of deferred income tax assets and liabilities are as follows:

As at December 31:	2013	2012
		(Recast-
		Notes 3&41)
Non-capital tax loss carry-forwards	$18,858	$16,955
Interests in resource properties	(8,761)	(3,368)
Other assets	8,014	4,532
Other liabilities	(3,741)	(2,374)
	$14,370	$15,745
Deferred income tax assets and liabilities are included in the consolidated statement of financial position as follows:
Deferred income tax assets	$17,941	$19,136
Deferred income tax liabilities	(3,571)	(3,391)
Net	$14,370	$15,745

     At December 31, 2013, the Group had estimated accumulated non-capital losses which expire in the following countries as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.

		Amount for which
	Gross	no deferred asset is
Country	amount	recognized	Expiration dates
Canada	$65,890	$—	2028-2032
Germany	5,170	5,170	Indefinite
Switzerland	3,492	3,492	2014-2018
U.S.	20,566	20,566	2024-2030
Austria	8,981	—	Indefinite
Slovakia	1,571	1,571	2014-2018

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 19. Deferred Income Tax Assets and Liabilities (continued)

     At December 31, 2013, MFC Industrial had an aggregate amount of $443,679 of temporary differences associated with its investments in subsidiaries, branches and associates and interests in joint arrangements, for which deferred income tax liabilities have not been recognized because the Group is in a position to control the timing of the reversal of such temporary differences and it is probable that such differences will not reverse in the foreseeable future.

     During 2012, the Company, through its Austrian subsidiary, acquired all of the issued and outstanding shares of a Canadian corporation in a business combination. At the time of the acquisition, management was aware that deferred assets were realizable by applying existing taxable profits of the Group. As such, the deferred tax assets of the acquiree in the amount of $57,763 were recognized at the time of the acquisition. Before the date of acquisition, the Company had a viable tax planning strategy to restructure its Canadian entities to access the deferred tax assets to offset future increases in taxable income of the Canadian entities and has subsequently executed this planning strategy. Before the acquisition, the acquiree had suffered a loss in the current and prior period in the tax jurisdictions to which the deferred tax assets relate.

     In November 2012, the Company received from the Canada Revenue Agency (“CRA”) tax notices of reassessment relating to the taxation years ended December 31, 2006 to December 31, 2010. The reassessments deny the application of losses and deductions in computing taxable income and the application of credits in the computation of tax payable. The Company has filed notices of objection with the CRA. The Company, in consultation with its legal advisors, remains of the view that its tax filing position is appropriate and does not believe any additional assessment of income tax by the CRA is appropriate. Accordingly, the Company has not recorded a liability in these consolidated financial statements in connection with the reassessments. There can be no assurance that the Company will be successful in defending its position. If the CRA is successful, then the Company will be required to pay a material amount of tax plus applicable interest. There continues to be tax litigation in progress involving the CRA and other companies which may have a bearing on the Company’s own tax position with the CRA. The Company will continue to assess its position as such litigation progresses.

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

Note 20. Short-term Bank Borrowings

     Short-term bank borrowings are repayable within a year from the borrowing date. They are used to finance the Group’s day-to-day commodities and resources business.

As at December 31:	2013	2012
Credit facilities from banks	$129,783	$150,396

     As at December 31, 2013, the Group had credit facilities aggregating $ 511,599 as follows: (i) the Group had unsecured revolving credit facilities aggregating $ 220,548 from banks. The banks generally charge an interest rate at inter-bank rate plus an interest margin; (ii) the Group also had revolving credit facilities aggregating $68,895 from banks for structured solutions, a special type of trade financing. The margin is negotiable when the facility is used; (iii) the Group had a specially structured factoring arrangement with a bank up to a credit limit of $ 130,900 for the Group’s commodities activities. Generally, the Group factors its trade receivable accounts upon invoicing, at inter-bank rate plus a margin; (iv) the Group had a foreign exchange credit facility of $ 53,256 with a bank; and (v) the Group had secured revolving credit facilities aggregating $ 38,000. All these facilities are renewable on a yearly basis.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 21. Debt

As at December 31:	2013	2012
Due to a bank, €1,200 and €2,400 at December 2013 and 2012, respectively, interest at the Austrian Export Credit Agency financing rate plus an interest margin and backup guarantee fee (2.29% per annum at December 31, 2013) and payable quarterly and due in 2014 in equal installments	$1,653	$3,165
Due to a bank, $6,000 and $3,000 at December 31, 2013 and 2012, respectively, interest at LIBOR plus an interest margin (3.52% at December 2013) and payable monthly, secured by trade receivables and due in negotiated periodic repayment with final payment in October 2015	6,000	3,000
Due to a bank, $13,053 and $7,519 at December 31, 2013 and 2012, respectively, interest at LIBOR plus an interest margin (3.9% at December 2013) and payable monthly, secured by real estate and trade receivables and due in negotiated periodic repayment with final payment in October 2018	13,053	7,519
Due to banks, €66,475 and €80,000 at December 31, 2013 and 2012, respectively, interest and backup guarantee fee on €59,300 fixed at 2.8% per annum and the remainder at EURIBOR plus an interest margin and backup guarantee fee (approx. 1.88% per annum at December 2013) and payable quarterly due in semi-annual repayment with final payment in November 2020; final payment on the €7,175 portion with variable interest is in December 2014; 20% credit risk assumed by the Austrian Export Credit Agency	91,569	105,485
Due to a bank, $28,000 and €28,000 at December 31, 2013 and 2012, respectively, interest at LIBOR plus an interest margin and backup guarantee fee (4.28% per annum at December 31, 2013) and payable quarterly and due in equal yearly repayment with final repayment in August 2020; 20% credit risk assumed by the Austrian Export Credit Agency	28,000	28,000
Due to a bank, €30,300 and nil at December 31, 2013 and 2012, respectively, interest and backup guarantee fee on €24,700 fixed at 3.11% per annum and the remainder at EURIBOR plus an interest margin and backup guarantee fee (approx. 2.25% per annum at December 2013) and payable quarterly due in semi - annual repayment with final payment in May 2021; 20% credit risk assumed by the Austrian Export Credit Agency	41,750	—
Due to a bank, $10.000 and nil at December 31, 2013 and 2012, respectively, interest at LIBOR plus an interest margin (2.136% at December 2013) and payable at November 28, 2016	10,000	—
Due to banks, €31,000 and nil at December 31, 2013 and 2012, respectively, interest at LIBOR plus an interest margin (2.26% at December 2013) and payable at November 28, 2020	42,715	—
Due to a bank, €nil and €12,000 at December 31, 2013 and 2012, respectively	—	15,824
	$234,740	$162,993

Current portion	$44,869	$44,169
Long-term portion	$189,871	118,824
	$234,740	$162,993

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 21. Debt (continued)

     As of December 31, 2013, the maturities of debt are as follows:

Years ending December 31:	Principal	Interest	Total
2014	$44,869	$6,687	$51,556
2015	$33,074	$5,360	$38,434
2016	$71,762	$4,308	$76,070
2017	$30,074	$2,547	$32,621
2018	$26,637	$1,691	$28,328
Thereafter	$28,324	$1,332	$29,656
	$234,740	$21,925	$256,665

     No interest expense was capitalized in the years ended December 31, 2013, 2012 and 2011.

Note 22. Account Payables and Accrued Expenses

As at December 31:	2013	2012
Trade and account payables	$83,190	$62,583
Value-added, goods-and-sales and other taxes (other than income taxes)	3,976	2,384
Compensation	1,879	1,888
Interest	3,812	848
Derivative liabilities	2,081	1,691
Provisions for warranty	74	80
Short-sale of securities	236	367
Deferred revenues	1,815	312
Deposits from customers	3,255	791
Acquisition price payables	1,279	8,459
Sale of shares on behalf of other	2,886	—
Due to a customer	22,166	—
	$126,649	$79,403

     Trade payables arise from the Group’s day-to-day trading activities. The Group’s expenses for services and other operational expenses are included in account and other payables. Generally, these payables and accrual accounts do not bear interest and they have a maturity of less than one year. The amount due to a customer was repaid in January 2014.

Note 23. Mazeppa Processing Partnership (“MPP”)

     MPP is a limited partnership organized under the laws of the Province of Alberta, Canada and owns certain midstream facilities, including natural gas plants and pipelines in southern Alberta, through which the Group processes a significant portion of its production. Until October 2013, the Group’s interaction with MPP was governed by agreements (the “MPP Agreements”) which provided for:

(a)	management of the midstream facility;

(b)	the payment to MPP of a base processing fee and the reimbursement of MPP’s net out-of-pocket costs;

(c)	the dedication through April 30, 2024 of production and reserves from the defined area through the facilities; and

(d)	an option granted to the Group to purchase the MPP at a predetermined amount on April 30, 2014.

     The Group was considered to be the beneficiary of MPP’s operations and, pursuant to SIC–12 and IFRS 10, the assets, liabilities, and operations of the partnership were consolidated into these financial statements even though the Group did not have an ownership interest in the midstream facilities. As a result of an option to purchase MPP, the equity in MPP was attributable to the Group.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 23. Mazeppa Processing Partnership (“MPP”) (continued)

     The purchase option was exercised in October 2013 and as a result, MPP became a wholly-owned subsidiary of the Group effective October 2013.

     The MPP term financing in these consolidated financial statements comprised the following components at December 31, 2013 and 2012:

	2013	2012
		(Recast-
		Notes 3&41)
Present value of the base process fees	$—	$12,435
Purchase option	—	10,290
Total	$—	$22,725

Represented by:

Current portion	$—	$10,462
Long-term portion	—	12,263
Total	$—	$22,725

     The base processing fee component of the MPP term financing was accounted for as an amortizing obligation paid in full over its term to April 30, 2014, through a monthly principal and interest payment totaling C$799 per month. The effective rate of interest was 4.0% per annum.

     In these consolidated financial statements, prior to the partnership being a wholly-owned subsidiary, the MPP net out-of-pocket costs were included in operating expense, the interest component of the base processing fee was included in finance costs and the principal component of the base processing fee was recorded as a reduction in the MPP term financing liability.

Note 24. Deferred Sale Liabilities

As at December 31:	2013	2012
Current	$—	$26,637
Long-term	—	—
	$—	$26,637

     The Group entered into sale and repurchase agreements, which were accounted for as financing arrangements. The agreements were unwound in 2013.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 25. Decommissioning Obligations

     Changes in the carrying amount of the Group’s decommissioning obligations during 2013 and 2012 are as follows:

	2013	2012
Decommissioning obligations, beginning of year	$153,105	$—
Assumption upon acquisitions	—	154,784 *
Changes in estimates	(24,499)	(900)
Obligations related to dispositions	(577)	(33)
Obligations settled	(4,759)	—
Accretion	3,085	1,161
Effects of changes in foreign exchange rates	(8,984)	(1,907)
Decommissioning obligations, end of year	$117,371	$153,105

Comprising:
Current portion (included in liabilities relating to assets held for sale)	$11,517	$16,463
Long-term portion	105,854	136,642
	$117,371	$153,105
____________________

*	including $153,959 on hydrocarbon properties (of which $15,590 was included in liabilities relating to assets held for sale)

     As at December 31, 2013, decommissioning obligations represented the present value of estimated remediation and reclamation costs associated with interests in hydrocarbon properties and property, plant and equipment. The Group discounted the decommissioning retirement obligations using an average discount rate of 2.61% (2012: 1.57%). The Group will fund the decommissioning obligations from future cash flows from the operations.

Note 26. Puttable Instrument Financial Liabilities

     In connection with the acquisitions of ACCR and Possehl in November 2012, the Group entered into call and put agreements with the non-controlling interests, which allow or require the Group to acquire up to 100% in each of the entities. As a result of the put options, the non-controlling interests are classified as financial liabilities.

     The following table discloses the movement of the puttable instrument financial liabilities during 2013 and 2012:

	2013	2012
Puttable instrument financial liabilities
Beginning of year	$7,761	$—
Recognized upon business combinations	—	7,684
Changes in estimates	(1,053)	—
Settlement	(3,598)	—
Change in fair value, recognized in profit or loss	826	77
End of year	$3,936	$7,761

     The fair values of the puttable instruments are determined using a discount cash flow (“DCF”) model. The option exercise prices are based on the net tangible asset values of the underlying entities on the calculation time (as defined) when the options are exercised, subject to certain adjustments.

     In 2013, the Group made claims against one of the vendors for misrepresentation and breach of contracts. As a result, the Group converted all the puttable instrument financial liabilities due to the vendor into the share capital of the sub-subsidiaries and recognized a payable of $1,278. The transaction resulted in $1,851 credited to the retained earnings account as a result of the purchase of the non-controlling interests in sub-subsidiaries.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 27. Shareholders’ Equity

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

     The Class A Preference shares may include one or more series and the directors may alter the special rights and restrictions to such series. Except as may be set out in the rights and restrictions, the holders of the Class A Preference shares are not entitled to vote at or attend shareholder meetings. Holders of Class A Preference shares are entitled to receive repayment of capital on the liquidation or dissolution of MFC Industrial before distribution is made to holders of common shares.

     All the issued capital stock are fully paid.

   Treasury Stock

As at December 31:	2013	2012
Common shares	328,239	328,239
Preferred Shares	4,621,571	4,251,741
Total number of treasury stock	4,949,810	4,579,980
Total carrying amount of treasury stock	$68,980	$68,610

     All treasury stock are held by wholly-owned subsidiaries.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 28. Consolidated Statements of Operations

   Revenues

Years ended December 31:	2013	2012	2011
Gross revenues as reported	$813,938	$485,659	$513,904

     For the components of the Group’s total revenues, please see Note 4.

     The Group’s revenues included the following items:

Years ended December 31:	2013	2012	2011
Realized gain on available-for-sale securities	$231	$264	$—
Interest income arising from an arbitration
(included in other revenues)	—	—	1,236

     The Group’s net gain on securities comprised:

Years Ended December 31:	2013	2012	2011
Trading securities	$5,681	$1,161	$—
Available-for-sale securities	231	(94)	—
Subsidiaries	415	206	—
Holding gain (loss) on advance sales of securities	(9)	(123)	—
Net gain on securities	$6,318	$1,150	$—

   Expenses

     The Group’s costs of sales comprised:

Years Ended December 31:	2013	2012	2011
Commodities and resources	$705,951	$382,245	$414,745
Loss on securities, net	—	—	4,314
Credit losses (recovery) on loans and receivables	4,671	(521)	(530)
Fair value (gain) loss on investment property	—	(14)	56
Market value (increase) decrease on commodities	(5,342)	1,509	4,422
(Gain) loss on derivative contracts, net	(4,488)	57	(6,805)
Write-off (recovery) of inventories, net	—	15,659 *	(29)
Other	9,563	7,773	12,414
Total cost of sales	$710,355	$406,708	$428,587
____________________

*	The amount included an inventory write-down of $19,434. The Group recognized the inventory write-down and an impairment loss of $42,631 on its interests in resource properties after the Supreme Court of India banned all mining activities in the state in which the Group’s extracting facilities were located. In aggregate, the total loss on the write-down and impairment was $48,231, net of income tax recovery of $13,834.

     The Group’s net loss on securities comprised:

Years ended December 31:	2013	2012	2011
Trading securities	$—	$—	$6,507
Available-for-sale securities	—	—	(1,721)
Subsidiaries	—	—	(405)
Short-sale	—	—	(67)
Net loss on securities	$—	$—	$4,314

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 28. Consolidated Statements of Operations (continued)

     The Group included the following items in its costs of sales:

Years ended December 31:	2013	2012	2011
Inventories as costs of goods sold (including depreciation,
amortization and depletion expenses allocated to costs of
goods sold)	$624,785	$286,426	$373,048
Loss on unwinding sale and repurchase arrangements
(see Note 24)	2,356	—	—
Reduction in liabilities for claims	(2,425)	—	—

     The Group collected a reimbursement of legal costs from an arbitration of $218, $nil and $1,503 in 2013, 2012 and 2011, respectively. The Group also recognized a reversal of accrued advisory fees and other legal provisions of $1,854, $nil and $nil in 2013, 2012 and 2011, respectively. The aforesaid reimbursement and reversal were shown as a reduction in selling, general and administrative expenses.

   Additional information on the nature of expenses

Years Ended December 31:	2013	2012	2011
Depreciation, amortization and depletion	$28,085	$20,312	$13,204
Employee benefits expenses	28,732	26,055	19,687

Note 29. Share-Based Compensation

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 29. Share-Based Compensation (continued)

     Following is a summary of the status of the plans:

	2008 Plan	2008 Plan	1997 Plan	1997 Plan
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	awards	per share	options	per share
Outstanding at December 31, 2010	—	—	—	—
Granted	915,000	7.81	1,720,000	7.81
Outstanding at December 31, 2011 2012
and 2013	915,000	7.81	1,720,000	7.81
As at December 31, 2013:
Options exercisable (with two years’
remaining contractual life)	915,000	7.81	1,720,000	7.81
Options granted and exercised	—		3,791,656
Options available for granting in
future periods	585,000		12,344

     No stock options expired or were granted in 2013 and 2012.

     The following table summarizes the share-based compensation expenses recognized by the Group:

Years ended December 31:	2013	2012	2011
Share-based compensation recovery (expenses) arising
from options granted by:
MFC Industrial	$—	$—	$(7,291)
A Canadian non-wholly owned subsidiary	—	(9)	72
Total	$—	$(9)	$(7,219)

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 29. Share-Based Compensation (continued)

     A director of the Company was not re-elected to the board on December 27, 2013. As a result, his options to purchase 55,000 common shares of MFC Industrial in aggregate expired on January 26, 2014. Another director passed away in March 2014 and his options to purchase 55,000 common shares of MFC Industrial will expire in 2014 if not exercised.

Note 30. Income Taxes

     MFC Industrial’s statutory tax rate was 25.75%, 25.0% and 26.5% in 2013, 2012 and 2011, respectively. The increase in the tax rate in 2013 was due to the increase in the British Columbia provincial corporation tax rate.

     A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of operations is as follows:

	2013	2012	2011
		(Recast-
		Notes 3&41)
Income before income taxes from continuing operations	$16,079	$198,385	$17,181
Computed recovery of (provision for) income taxes at
MFC Industrial’s statutory rates	$(4,140)	$(49,596)	$(4,553)
(Increase) decrease in taxes resulting from:
Foreign tax rate differences	48	3,855	(143)
Non-taxable bargain purchase	—	54,670	—
Benefit of purchased income tax reductions	701	6,328	4,655
Other non-taxable income	1,523	1,949	2,724
Share-based compensation	—	(2)	(1,932)
Revisions to prior years	1,111	—	—
Taxable capital gains on dispositions, net	(58)	(121)	(1,833)
Resource property revenue taxes	(3,730)	(4,426)	(3,414)
Unrecognized losses in current year	(1,419)	(6,904)	(1,160)
Permanent differences	(940)	(893)	—
Change in future tax rate	244	(25)	906
Transfer of an interest in resource property	—	—	(1,634)
Other, net	83	(2,209)	401
Recovery of (provision for) income taxes	$(6,577)	$2,626	$(5,983)
Consisting of:
Resource property revenue taxes	$(5,003)	$(5,902)	$(4,647)
Other income taxes	(1,574)	8,528	(1,336)
	$(6,577)	$2,626	$(5,983)

     In addition, the aggregate current and deferred tax relating to items that are charged to equity was $80 (recovery), $68 (recovery) and $324 (recovery), respectively, in 2013, 2012 and 2011, all relating to the changes in the values of the available-for-sale securities.

     The Group’s tax expense above does not include any amounts for joint ventures and associates whose results are included in profit or loss net of taxes.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 31. Earnings Per Share

     Earnings per share data for the years ended December 31 from operations is summarized as follows:

	2013	2012	2011
		(Recast-
		Notes 3&41)
Basic earnings available to holders of common shares	$9,665	$200,144	$12,193
Effect of dilutive securities:	—	—	—
Diluted earnings	$9,665	$200,144	$12,193

	Number of Shares
	2013	2012	2011
Weighted average number of common shares
outstanding — basic	62,552,126	62,555,438	62,561,421
Effect of dilutive securities:
Options	204,665	—	—
Weighted average number of common shares
outstanding — diluted	62,756,791	62,555,438	62,561,421

     As at both December 31, 2012 and 2011, there were 2,635,000 stock options, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for 2012 and 2011.

Note 32. Dividends paid

     On January 14, 2013, MFC Industrial announced its annual cash dividend for 2013. The 2013 annual cash dividend was $0.24 per common share in total, paid in quarterly installments as follows: (i) $0.06 per common share on February 8, 2013 to shareholders of record on January 25, 2013; (ii) $0.06 per common share on April 22, 2013 to shareholders of record on April 12, 2013; (iii) $0.06 per common share on July 30, 2013 to shareholders of record on July 19, 2013 and (iv) $0.06 per common share on October 28, 2013 to shareholders of record on October 15, 2013.

     In general, dividend payable by MFC Industrial to its shareholders is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Note 33. Commitments and Contingencies

   Leases as lessors

     The Group leases out land and buildings, primarily classified under investment property, under non-cancellable operating lease agreements. The leases have varying terms, subject to the customary practices in the particular regions.

     Future minimum rentals under long-term non-cancellable operating leases are as follows:

Years ending December 31:	Amount
2014	$1,965
2015	1,863
2016	1,762
2017	1,694
2018	190
Thereafter	65
$7,539

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 33. Commitments and Contingencies (continued)

     The leases have varying terms, subject to the customary practices in the local regions. The Group recognized rental income of $2,364 (including sublease of $14), $2,582 (including subleases of $51) and $2,935 (including subleases of $84) for the years ended December 31, 2013, 2012 and 2011, respectively.

   Leases as lessees

     Future minimum commitments under long-term non-cancellable operating leases are as follows:

Years ending December 31:	Amount
2014	$1,983
2015	1,327
2016	691
2017	560
2018	345
Thereafter	192
$5,098

     The leases have varying terms, subject to the customary practices in the local regions. Minimum lease payments recognized as expenses were $4,063, $2,539 (including contingent rents of $306) and $2,803 (including contingent rents of $76) for the years ended December 31, 2013, 2012 and 2011, respectively.

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

     As at December 31, 2013, the Group had issued guarantees up to a maximum of $51,393 to its commodities and financing partners in the normal course of its commodities activities, of which $43,354 has been used and outstanding and has not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

   Purchase Obligations

     As at December 31, 2013 the Group had open purchase contracts aggregating $13,733 due in 2014 and take-or-pay contracts aggregating $2,624 due in 2014 to 2017, with respect to its commodities and resources activities. None of these had been recognized in the consolidated statement of financial position as at December 31, 2013.

   Contingent Gain

     In February 2013, the Group sold its interests in the Indian extracting facilities. Pursuant to the share purchase agreement, the sale price includes a certain percentage of the sold entity’s future free cash flow from its operations and investment for a period of seven years. As a result of the significant uncertainties as to the probability of receipt of any future consideration, management determined that the expected value of such future cash flow was $nil at December 31, 2013.

Note 34. Consolidated Statements of Cash Flows - Supplemental Disclosure

     Interest paid and received, dividends received and income taxes paid are classified as operating activities. Dividends paid are classified as financing activities.

     There are no circumstances in which cash and cash equivalents held by an entity are not available for use by the Group.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 34. Consolidated Statements of Cash Flows - Supplemental Disclosure (continued)

     The Group had the following non-cash transactions:

     Non-cash transactions in 2013: (1) conversion of puttable instrument financial liabilities into the share capital of non-wholly-owned subsidiaries (see Note 26); (2) the Group sold its interest in a group (which held the resource properties in India) and recognized a non-cash accounting gain of $415 on its disposition (see Notes 16 and 33); (3) the Group acquired the non-controlling interests in a group for no consideration, resulting in $489 credited to the retained earnings account; and (4) the Group entered into a participation arrangement (see Note 17).

     Non-cash transaction in 2012: (1) the Group acquired entities with purchase price of $8,514 payable in 2013 (see Note 3).

     Non-cash transactions in 2011: (1) the Company derecognized a non-wholly-owned subsidiary as a result of loss of control and reclassified it as an available-for-sale security which was eventually written off; and (2) the Company reorganized its indirect royalty interest by transferring it to another entity in exchange for an aggregate economic interest of 99.44% in the entity (see Note 3).

Note 35. Related Party Transactions

     In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include MFC Industrial’s directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any person and entity which have significant influence over MFC Industrial. These related party transactions are conducted in arm’s length transactions at normal market prices and on normal commercial terms. In addition to transactions disclosed elsewhere in these financial statements, the Group had the following transactions with affiliates.

   Continuing operations

Years ended December 31:	2013	2012	2011
Dividend income on common shares*	$277	$—	$181
Royalty expense paid and payable*	(604)	(693)	(773)
Sales of goods	1,969	1,012	455
Fee income	—	—	32
Purchases of goods	—	—	(3,476)
Director’s salary paid by a subsidiary to a close family member
of a director	—	(20)	(21)
Interest income	—	—	296
____________________

*	included in income from an interest in resource property

     In addition to the transactions above, the Group had the following transactions with related parties:

     In February 2013, the Group sold its interest in a group (which held the resource properties in India (see Notes 16 and 33)) to a director of two of the Group’s sub-subsidiaries, resulting in non-cash accounting gain of $415 on its disposition. The director resigned from the subsidiaries in March 2013. In addition, a subsidiary sold its office furniture and equipment to a company beneficially owned by the Chairman of the Company for $14, resulting in a gain of $14. Included in other receivables was an overpayment of net director fee of $8 which was subsequently refunded by the director in 2014.

     In 2012, the Group entered into an agreement with a director of two of the Group’s sub-subsidiaries whereby the director agreed to purchase 100% of the shares of a subsidiary from the Group for a nominal amount. The subsidiary did not have significant assets or business at the time of disposition.

     In 2011, the Group, in the normal course of business, purchased long-term available-for-sale securities with a fair value of $1,415 for cash from an entity which was a related party until June 2011.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 35. Related Party Transactions (continued)

   Key management personnel

     The remuneration of key management personnel of the Group was as follows:

Years ended December 31:	2013	2012	2011
Short-term employee benefits	$723	$794	$1,023
Contributions to defined contribution plans	—	—	—
Post-employment benefits	—	—	—
Other long term benefits	—	—	—
Termination benefits	—	456	—
Share-based payments*	—	—	2,089
Directors’ fees	372	264	201
Total	$1,095	$1,514	$3,313
____________________

*	The share-based payments were computed by the reference to the fair value of options measured by Black- Scholes-Merton formula on the grant date (see Note 29).

     Key management personnel comprises the members of the Board of Directors, President, Chief Executive Officer and Chief Financial Officer.

     The termination benefits in 2012 represented amounts paid to a former Chief Financial Officer.

Note 36. Financial Instruments

     The fair value of financial instruments at December 31 is summarized as follows:

As at December 31:	2013		2012
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
			(Recast-Notes 3&41)
Financial Assets:
Fair value through profit or loss:
Cash and cash equivalents, short-term cash deposits
and restricted cash	$336,866	$336,866	$274,861	$274,861
Short-term securities	2,068	2,068	6,658	6,658
Derivative assets	1,394	1,394	633	633
Loans and receivables:
Receivables*	138,190	138,190	84,320	84,320
Available-for-sale instruments:
Securities, at market value	2,465	2,465	9,637	9,637
Total	$480,983	$480,983	$376,109	$376,109

Financial Liabilities:
Financial liabilities measured at amortized cost:
Short-term borrowings	$129,783	$129,783	$150,396	$150,396
Accounts payable and accrued expenses*	120,592	120,592	75,328	75,328
Debt	234,740	229,045	162,993	160,412
Facility term financing	—	—	22,725	22,725
Puttable instruments	3,936	3,936	7,761	7,761
Fair value through profit or loss:
Derivative liabilities	2,081	2,081	1,691	1,691
Total	$491,132	$485,437	$420,894	$418,313
____________________

*	not including derivative and tax related items

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 36. Financial Instruments (continued)

     Fair value of a financial instrument represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions regardless of whether that price is directly observable or estimated using another valuation technique. The price for a transaction which takes place under duress or the seller is forced to accept the price in the transaction might not represent the fair value of an asset or a liability. The best evidence of fair value is published price quotations in an active market. When the market for a financial asset or financial liability is not active, the Group establishes fair value by using a valuation technique. The chosen valuation technique makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the Group. Internally generated inputs take into account factors that market participants would consider when pricing the financial instruments, such as liquidity and credit risks. Use of judgment is significantly involved in estimating fair value of financial instruments in inactive markets and actual results could materially differ from the estimates. To value longer-term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used.

     The fair value of cash and cash equivalents, restricted cash and short-term cash deposits is based on reported market value. The fair value of short-term trading securities is based on quoted market prices (Level 1 fair value hierarchy). The fair value of available-for-sale securities is based on quoted market prices, except for those which are not quoted in an active market which are measured by an appropriate valuation method (Level 3 fair value hierarchy). The fair values of short-term receivables, short-term borrowings and accounts payable and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their carrying value. The fair values of long-term debt and other long-term liabilities were determined using discounted cash flows at prevailing market rates of interest for a similar instrument with a similar credit rating. The carrying amount of facility term financing was determined based on a discount rate which approximated the current market interest rate for instruments with similar risk profile. The fair values of the puttable instruments approximate their carrying amounts as the carry amounts are revised using a DCF model or other valuation technique.

     The fair values of the derivative financial instruments are based on the quoted market prices when possible; if not available, estimates from third-party brokers. These broker estimates are corroborated with multiple sources and/or other observable market data utilizing assumptions that market participants would use when pricing the asset or liability, including assumptions about risk and market liquidity (Level 2 fair value hierarchy). Inputs may be readily observable, market-corroborated or generally unobservable. The puttable instruments are subject to put agreements and held by non-controlling parties in an inactive market. The fair values of the puttable instruments approximate their carrying amounts.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 36. Financial Instruments (continued)

     The following tables present the financial instruments measured at fair value classified by the fair value hierarchy as at December 31, 2013 and 2012:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Short-term securities	$2,068	$—	$—	$2,068
Derivative assets	—	1,394	—	1,394
Available-for-sale securities	2,465	—	—	2,465
Total	$4,533	$1,394	$—	$5,927

Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$—	$2,081	$—	$2,081

As at December 31, 2012	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Short-term securities	$6,658	$—	$—	$6,658
Derivative assets	—	633	—	633
Available-for-sale securities	9,637	—	—	9,637
Total	$16,295	$633	$—	$16,928

Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$—	$1,691	$—	$1,691

     The following table presents the level of the fair value hierarchy within which the fair value measurements are categorized for those financial instruments not measured at fair values but for which the fair values are disclosed:

Fair Value Measurements at
Reporting Date Using
	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents, short-term cash deposits and restricted cash	X
Receivables		X
Short-term borrowings		X
Accounts payable and accrued expenses		X
Debt		X
Puttable instruments			X

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 36. Financial Instruments (continued)

risk management strategies during the period, and unanticipated developments could impact the Group’s risk management strategies in the future. If any of the variety of instruments and strategies the Group utilizes is not effective, the Group may incur losses.

     The Group does not trade in financial instruments, including derivative financial instruments, for speculative purposes.

     The nature of the risk that the Group’s financial instruments are subject to as at December 31, 2013 is set out in the following table:

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

     A sensitivity analysis for each type of market risk to which the Group is exposed on its financial instruments at the end of the reporting period is provided, showing how profit or loss and equity would have been affected by changes in the relevant risk variable that were reasonably possible at that date. These ranges of parameters are estimated by management, which are based on the facts and circumstances available at the time estimates are made, and an assumption of stable socio-economic and geopolitical states. No unusual and exceptional events, for example, natural disasters or human-made crises and calamities, are taken into consideration when the sensitivity analysis is prepared. Actual occurrence could differ from these assumptions and such differences could be material.

   Credit risk

     Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Group to credit risk consist of cash and cash equivalents, restricted cash, short-term cash deposits, and derivative and credit exposures (including outstanding receivables and committed transactions). The Group has deposited cash and cash equivalents, restricted cash, short-term cash deposits and entered into derivative contracts with reputable financial institutions with high credit ratings, from which management believes the risk of loss to be remote. The Group does not have exposure to Eurozone sovereign debt for which the issuing states (Greece, Spain and Portugal) have experienced credit downgrades or other indicators of financial difficulties, and customers of these Eurozone states.

     Most of the Group’s credit exposures are with counterparties in the commodities and resources industries and are subject to normal industry credit risk. The Group has receivables from various entities including, primarily, trade customers. Management does not believe that any single customer or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Group’s large and diversified customer base. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements. The Group routinely monitors credit risk exposures, including sector, geographic and corporate concentrations of credit and set and regularly review counterpart credit limits based on rating agency credit ratings and/or internal assessments of company

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 36. Financial Instruments (continued)

and industry analysis. The Group also uses factoring and credit insurances to manage credit risk. Management believes that these measures minimize the Group’s overall credit risk; however, there can be no assurance that these processes will protect the Group against all losses from non-performance.

     The average contractual credit period for trade receivables is about 60-90 days. However, due to the use of the factoring facilities, the average life time of trade receivables are reduced to approximately 10 days. The average contractual credit period for trade receivables from hydrocarbon sales is about 30 days. For the aging analysis of the past-due receivables, see Note 7.

     The maximum credit risk exposure as at December 31, 2013 is as follows:

Amounts recognized in the consolidated statement of financial position:
Cash and cash equivalents, short-term cash deposits and restricted cash	$336,866
Derivative assets	1,394
Receivables	138,190
476,450
Guarantees (see Note 33)	51,393
Maximum credit risk exposure	$527,843

     As at December 31, 2013, the Group had issued guarantees up to a maximum of $51,393 to its trading and financing partners in the normal course of its commodities activities. As of December 31, 2013, $43,354 has been used and outstanding and has not been recorded as liabilities in the consolidated statement of financial position. In the past five years, no claim has been made against the guarantees issued by the Group. Typically, these guarantees are issued on behalf of the Group’s trading and financing partners and, in case of non-performance by a trading or financing partner and a claim is made against the Group, the Group can make the claim against the defaulting trading or financing partner to recover the loss.

   Liquidity risk

     Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group requires liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to operate the commodities and resources business. The Group puts in place an actively managed production and capital expenditure budgeting process for major capital programs. The Group’s approach to managing liquidity is to ensure, as far as possible, that it always has sufficient liquidity to meet its liabilities when they fall due, under normal and stress conditions, without incurring unacceptable losses. The Group is not subject to material liquidity risk because of its strong cash position. The Group also maintains adequate banking facilities, including factoring arrangements. It is the Group’s policy to invest cash in highly liquid, diversified money market funds or bank deposits for a period of less than three months. The Group may also invest in cash deposits with an original maturity date of more than three months so as to earn a higher interest income.

     The Group also maintains an acid test ratio greater than one, which indicates that the Group has strong short-term assets to cover its immediate liabilities without selling inventory.

     Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. All derivative financial liabilities are to be settled within one year. All short-term bank borrowings are renewable on a yearly basis. Please also refer to Note 21 for the Group’s debt maturity schedule. These future payment data are based on the historical payment patterns and management’s interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the data or be for significantly different amounts from those indicated in the data.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 36. Financial Instruments (continued)

   Currency risk

     Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Group operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros, Canadian dollars and United States dollars. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group’s exposure to foreign currency risk on material contracts denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2013 and 2012, the Group had derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of $171,932 and $86,966, respectively, and a net unrealized fair value loss of $389 and $1, respectively. The Group does not have any material exposure to highly inflationary foreign currencies.

   Sensitivity analysis:

     At December 31, 2013, if the U.S. dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, income from continuing operations for the year 2013 would have been $6,285 higher. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, income from continuing operations would have been $6,285 lower. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument liabilities (net of assets). There would have been no material impact arising from financial instruments on other comprehensive loss in either case.

     At December 31, 2013, if the Euro had weakened 10% against the Group companies’ functional currencies with all other variables held constant, income from continuing operations for the year 2013 would have been $17 higher. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, income from continuing operations would have been $17 lower. The reason for such change is mainly due to certain Euro-denominated financial liabilities (net of assets) held by entities whose functional currency is not the Euro. There would have been no impact arising from financial instruments on other comprehensive loss in either case.

     At December 31, 2013, if the Canadian dollars had weakened 10% against the Group companies’ functional currencies with all other variables held constant, income from continuing operations for the year 2013 would have been $3,932 lower. Conversely, if the Canadian dollars had strengthened 10% against the local functional currencies with all other variables held constant, income from continuing operations would have been $3,932 higher. The reason for such change is mainly due to certain Canadian dollar-denominated financial assets (net of liabilities) held by entities whose functional currency is not the Canadian dollars. There would have been no impact arising from financial instruments on other comprehensive loss in either case.

   Interest rate risk

     Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk, because of their short-term nature. The Group’s long-term debt is not exposed to significant interest rate cash flow risk as the interest rates have been fixed for approximately 61% of the Group’s long-term debt.

   Sensitivity analysis:

     At December 31, 2013, if benchmark interest rates (such as LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, income from continuing operations for the year 2013 would have been $2,758 higher, arising mainly as a result of lower net interest expense. Conversely, if benchmark interest rates at that date had been 100 basis points (1.00%) per annum higher with all other variables

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 36. Financial Instruments (continued)

held constant, income from continuing operations for the year 2013 would have been $2,743 lower, arising mainly as a result of higher net interest expense. There would have been no impact arising from financial instruments on the Group’s other comprehensive loss.

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

   Sensitivity analysis:

     At December 31, 2013, if the equity price in general had weakened 10% with all other variables held constant, income and other comprehensive income from continuing operations for the year 2013 would have been $206 and $240, respectively, lower. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, income and other comprehensive loss from continuing operations would have been $206 and $240, respectively, higher.

     In addition, the Group buys and sells commodities future contracts on the London Metal Exchange and enters into financial derivative contracts (e.g. futures and swaps) with banks, customers and commodities brokers. Management uses the financial derivative contracts to manage the price fluctuation for its own account or for customers. As at December 31, 2013 and 2012, the Group had outstanding commodity derivative financial instruments with an aggregate notional amount of $49,695 and $30,818, respectively, primarily to hedge against the long position in inventories, which resulted in a net unrealized fair value loss of $299 and $1,059, respectively.

   Sensitivity analysis:

     At December 31, 2013, if the commodity price in the financial instrument contracts in general had weakened 10% with all other variables held constant, income from continuing operations for the year 2013 would have been $1,149 higher. Conversely, if the commodity price in the financial instrument contracts in general had strengthened 10% with all other variables held constant, income from continuing operations would have been $1,149 lower. There would have been no impact arising from financial instruments on other comprehensive income in either case.

     The Group executes contracts with third parties for the sale and physical delivery of commodities so as to intend to achieve a targeted price. Contracts for such are not typically financial instruments and therefore excluded from the fair value disclosure and sensitivity analysis.

   Concentration risk

     Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of total financial assets (or liabilities) in the Group’s consolidated statement of financial position.

     The Group regularly maintains cash balances in financial institutions in excess of insured limits. The Group has deposited the cash and cash equivalents, restricted cash and term deposits with reputable financial institutions with high credit rating, and management believes the risk of loss to be remote. As at December 31, 2013, the Group had cash and cash equivalents aggregating $131,257 with and an investment of $176 in a banking group in Austria. The Group also owed $230,448 in aggregate short-term banking borrowings and debt to the Austria banking group.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 36. Financial Instruments (continued)

   Additional disclosure

     In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss in 2013, 2012 and 2011 as follows:

	2013	2012	2011
Interest income on financial assets not at fair value through
profit or loss	$61	$6,730	$2,935
Interest income on financial assets classified at fair value through
profit or loss	2,324	3,759	7,766
Total interest income	$2,385	$10,489	$10,701
Interest expense on financial liabilities not at fair value through
profit or loss	$9,110	$7,004	$(2,381)
Interest expense on financial liabilities classified at fair value
through profit or loss	5,482	4,661	(4,305)
Total interest expense	$14,592	$11,665	$(6,686)
Dividends income on financial assets at fair value through profit or loss	$225	$256	$250
Dividends income on financial assets classified as available for sale,
resource property related*	277	—	181
Dividends income on financial assets classified as available for
sale, other	70	104	88
Net gain (loss) on financial assets at fair value through profit or loss	10,169	1,104	298
Credit (recovery) losses	4,671	(521)	(530)
____________________

*       included in income from an interest in resource property

Note 37. Fair Value Disclosure

     The Group adopted IFRS 13 effective January 1, 2013 on a prospective basis. Accordingly, comparative information for 2012 is not required.

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2013:

	Fair Value Measurements at
	Reporting Date Using
	Level 1	Level 2	Level 3
Assets:
Trading securities*	$2,068	$—	$—
Available-for-sale securities*	2,465	—	—
Commodity inventories	—	47,875	—
Derivative assets*	—	1,394	—
Investment property	—	35,685	—
Total	$4,533	$84,954	$—

Liabilities:
Derivative liabilities*	$—	$2,081	$—
____________________

*       These are financial instruments. Please see Note 36 on further disclosure.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 38. MFC Industrial and its Significant Subsidiaries

     MFC Industrial has its principal executive office at Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada. A subsidiary is an entity that is controlled by MFC Industrial. The following table shows the direct and indirect significant subsidiaries as at December 31, 2013. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

		Proportion	Proportion
	Country of	of Voting	of Beneficial
Subsidiaries	Incorporation	Interest	Interest
MFC Commodities GmbH	Austria	100%	100%
MFC Trade & Financial Services GmbH	Austria	100%	100%
IC Managementservice GmbH	Austria	100%	100%
International Trade Services GmbH	Austria	100%	100%
MFC Metal Trading GmbH	Austria	100%	100%
Kasese Cobalt Company Limited	Uganda	75%	100% *
AFM Aluminiumfolie Merseburg GmbH	Germany	55%	55%
MAW Mansfelder Aluminiumwerk GmbH	Germany	55%	55%
MFC (A) Ltd.	Marshall Islands	100%	100%
MFC (D) Ltd.	Marshall Islands	100%	100%
Brock Metals s.r.o.	Slovakia	100%	100%
M Financial Corp.	Barbados	100%	100%
Mednet (Shanghai) Medical Technical
Developing Co., Ltd.	China	100%	100%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%	51%
MFC Corporate Services AG	Switzerland	100%	100%
Compton Holding Austria GmbH	Austria	100%	100%
Compton Petroleum Austria GmbH	Austria	100%	100%
GPT Global Pellets Trading GmbH	Austria	100%	100%
MFC Energy Corporation	Canada	100%	100%
MFC Energy (Montana), Inc.	U.S.	100%	100%
Mazeppa Processing Partnership	Canada	100%	100%
MFC Resources Inc.	U.S.	100%	100%
ACC Resources S.R.L.	Argentina	100%	100%
Possehl Mexico S.A. de C.V.	Mexico	60%	60% **
____________________

*	The Group derives 100% beneficial benefit from the subsidiary from its holding of a shareholder loan and 75% share capital.

**	The non-controlling interests are classified as puttable instrument financial liabilities on the consolidated statement of financial position.

     As at December 31, 2013, the Group controlled entities in which the Group held more than 50% of the voting rights. Conversely, as at December 31, 2013, the Group did not control any entities in which the Group held 50% or less of the voting rights.

     As of December 31, 2013, none of non-controlling interests are material to the Group. Also, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on MFC Industrial’s ability to access or use the assets and settle the liabilities of the group.

     During the year 2013, the Groups sold its interest in a group (which held the resource properties in India) and recognized a non-cash accounting gain of $415 on its disposition. The gain was included in the net sales in the consolidated statement of operations. The Groups also acquired the non-controlling interests in 0915988 B.C. Ltd. (which was a special purpose entity prior to 2013 and became a consolidated structured entity in 2013) and

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 38. MFC Industrial and its Significant Subsidiaries (continued)

another group. There was no income or loss impact on the transactions and non-controlling interests aggregating $2,371 were reclassified to retained earnings. The Group also credited $1,851 to the retained earnings account when it acquired the remaining equity interest in MFC Resources Inc. (see Note 26).

Note 39. Subsequent Events

   Dividend

     On March 24, 2014, MIL announced its annual cash dividend for 2014 will be $0.24 per common share, payable quarterly. Payment and ex-dividend dates and additional information regarding the dividend will be announced in due course.

     The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

   Business Combination

     (a) FESIL AS

     In January 2014, the Company announced that it has entered into an agreement to acquire a 100% interest in the FESIL AS Group (“FESIL”), a vertically integrated supply-chain management company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, United States, India and China, and an interest in several quartz deposits in Spain.

     Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel, and cast iron. FESIL’s melting plant is located in Mo i Rana, Norway and produces a range of ferrosilicon products including granulated and refined qualities (high and semi-high purity), which makes up the bulk of its production.

     The purchase price of approximately 500 million Norwegian Krone (approximately $82 million) is based on the net tangible equity asset value as of September 30, 2013, and will be adjusted to reflect the fair value of certain assets and the profit and loss over the period to final closing. In addition to the purchase price, the Company will pay a royalty based on tiered ferrosilicon production at the Mo i Rana facility for two years, expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production. The transaction is currently scheduled to complete in the second quarter of 2014 and is subject to customary conditions.

     (b) Elsner & Co. GmbH

     In March 2014, the Company announced that it acquired 100% interest in F.J. Elsner & Co. GmbH (“Elsner”), a global commodity company focused on steel and related products which was founded in 1864 with its head office based in Vienna Austria.

     Elsner’s offerings include a full range of steel products including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubers and merchant bars. Elsner has longstanding relationships with many steel mills in Eastern and Southern Europe as well as the Baltic States and the Commonwealth of Independent States.

     The purchase price is for nominal consideration and certain contingent payments.

     Since the acquisition of the entity was completed in March 2014, the initial accounting for the business combination is incomplete at the time these consolidated financial statements are authorized for issue. Accordingly, the disclosures required by IFRS 3 for the acquisition of FESIL could not be made.

   Royalty Interest in an Iron Ore Mine

     In February 2014, the operator of the iron ore mine announced that it would idle the iron ore mine. Management of the Group expects that the operator’s decision will have profit or loss and cash flow impacts in 2014 and 2015. Please see Note 16.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 40. Approval of Consolidated Financial Statements

     These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 31, 2014.

Note 41. Recast of Consolidated Statements during the Measurement Period and Correction of an Error

     In September 2012, the Group acquired a 100% equity interest in MFC Energy and recognized a bargain purchase of $244,645 in the consolidated financial statements for the year ended December 31, 2012. During the measurement period from acquisition through to September 2013 and an error correction, the fair values of the assets and liabilities of MFC Energy were finalized and it was determined that the bargain purchase was $216,320 on the acquisition date. As a result, interest on liabilities was recomputed and finance costs were reduced by $797 for the year ended December 31, 2012. In addition, expiry loss of the unproved lands of $918 was derecognized for the year ended December 31, 2012.

     Pursuant to IFRS 3, Business Combinations, comparative information for prior periods presented in financial statements has been revised to account for the above-mentioned adjustments retrospectively.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 41. Recast of Consolidated Statements during the Measurement Period and Correction of an Error (continued)

   Reconciliation of net income for the year ended December 31, 2012:

		Recast	Recast	Error
	Historical	adjustments*	adjustments**	correction	Recast
Net sales	$479,507	$—	$—	$—	$479,507
Equity income	6,152	—	—	—	6,152
Gross revenues	485,659	—	—	—	485,659

Costs and Expenses:
Costs of sales	407,626	—	(918)	—	406,708
Impairment of available-for-sale
securities	4,265	—	—	—	4,265
Impairment of interest in resource
properties	42,631	—	—	—	42,631
Selling, general and administrative	47,737	—	—	—	47,737
Share-based compensation — selling,
general and administrative	9	—	—	—	9
Finance costs	12,431	—	(797)	—	11,634
	514,699	—	(1,715)	—	512,984

Loss from operations	(29,040)	—	1,715	—	(27,325)

Other items:
Exchange differences on foreign
currency transactions	7,108	—	—	—	7,108
Change in fair value of puttable
instrument financial liabilities	(77)	—	—	—	(77)
Bargain purchase	247,004	(21,821)	—	(6,504)	218,679

Income before income taxes	224,995	(21,821)	1,715	(6,504)	198,385
Income tax (expense) recovery:
Income taxes	8,528	—	—	—	8,528
Resource property revenue taxes	(5,902)	—	—	—	(5,902)
	2,626	—	—	—	2,626
Net income for the year	227,621	(21,821)	1,715	(6,504)	201,011
Less: Net (income) loss attributable to
non-controlling interests	(867)	—	—	—	(867)
Net income attributable to owners of the
parent company	$226,754	$(21,821)	$1,715	$(6,504)	$200,144
Basic and diluted earnings per share	$3.62	$(0.35)	$0.03	$(0.10)	$3.20
____________________

*	Adjustments reflecting new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date.

**	Adjustments representing effects on the post-combination earnings as a result of the revision of assets and liabilities at the acquisition date.

     The net income, total comprehensive income and comprehensive income attributable to owners of the parent company for the year ended December 31, 2012 were reduced by $26,610 (representing the sum of the recast adjustments and error correction).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 41. Recast of Consolidated Statements during the Measurement Period and Correction of an Error (continued)

   Reconciliation of financial position as at December 31, 2012:

		Recast	Recast		Error
	Historical	adjustments*	adjustments**		correction	Recast
ASSETS
Current Assets
Assets held for sale	$128,657	$(4,465)	$—		$—	$124,192
Other current assets	555,621	—	—		—	555,621
Total current assets	684,278	(4,465)	—		—	679,813
Non-current Assets
Hydrocarbon unproved lands	48,728	(17,945)	918		—	31,701
Deferred income tax assets	18,510	7,130	—		(6,504)	19,136
Other non-current assets	629,973	—	—		—	629,973
Total non-current assets	697,211	(10,815)	918		(6,504)	680,810
	$1,381,489	$(15,280)	$918		$(6,504)	$1,360,623

LIABILITIES AND EQUITY
Current Liabilities
Account payables and
accrued expenses	$77,586	$1,737	$80	***	$—	$79,403
Facility term financing	7,390	3,869	(797)		—	10,462
Other current liabilities	253,954	—	(80	)***	—	253,874
Total current liabilities	338,930	5,606	(797)		—	343,739
Long-term liabilities
Facility term financing	11,328	935	—		—	12,263
Other long-term liabilities	267,846	—	—		—	267,846
Total long-term liabilities	279,174	935	—		—	280,109
Total liabilities	618,104	6,541	(797)		—	623,848
Equity
Capital stock, fully paid	382,746	—	—		—	382,746
Treasury stock	(68,610)	—	—		—	(68,610)
Contributed surplus	13,037	—	—		—	13,037
Retained earnings	426,184	(21,821)	1,715		(6,504)	399,574
Accumulated other
comprehensive income	3,840	—	—		—	3,840
Shareholders’ equity	757,197	(21,821)	1,715		(6,504)	730,587
Non-controlling interests	6,188	—	—		—	6,188
Total equity	763,385	(21,821)	1,715		—	736,775
	$1,381,489	$(15,280)	$918		$(6,504)	$1,360,623
____________________

*	Adjustments reflecting new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date.

**	Adjustments representing effects on the post-combination earnings as a result of the revision of assets and liabilities at the acquisition date.

***	Reclassification.

   Cash flow statement for the year ended December 31, 2012:

     The re-cast adjustments and error correction did not have cash flow impacts on operating activities, investing activities and financing activities, respectively in 2012, though the recast adjustments had immaterial cash flow impacts on certain components within the operating activities which offset each other.

ITEM 19: EXHIBITS

       Exhibits Required by Form 20-F

Exhibit
Number	Description
1.1	Amended and Restated Articles of MFC Industrial Ltd. dated February 7, 2014. Incorporated by reference from our Form 6-K dated February 10, 2014.
1.2*	Notice of Articles dated October 11, 2011 of MFC Industrial Ltd.
1.3*	Certificate of Change of Name dated September 30, 2011 of MFC Industrial Ltd.
1.4	Advance Notice Policy adopted by board of directors of MFC Industrial Ltd. on November 18, 2013. Incorporated by reference from Exhibit 99.2 of our Form 6-K dated November 19, 2013.
2.1	Shareholder Rights Plan Agreement between MFC Industrial Ltd. and Computershare Inc., as Rights Agent, dated November 11, 2013. Incorporated by reference from Exhibit 99.2 of our Form 6-K dated November 12, 2013.
4.1	Amendment to Mining Lease Agreement dated January 1, 1987 between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.2	Memorandum of Agreement dated November 24, 1987 between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.3	First Amendment to the Memorandum of Agreement between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.4	Amended 1997 Stock Option Plan. Incorporated by reference from our Form S-8 dated May 23, 2007.
4.5	Arrangement Agreement dated February 26, 2010 between MFC Industrial Ltd. and KHD Humboldt International (Deutschland) AG. Incorporated by reference from our Form 6-K dated March 3, 2010.
4.6	Agreement dated September 24, 2010 between MFC Industrial Ltd. and Mass Financial Corp. Incorporated by reference from our Form 6-K dated September 30, 2010.
4.7	2008 Equity Incentive Plan. Incorporated by reference from our Form F-4 dated October 7, 2010.
4.8	Support Agreement between MFC Industrial Ltd. and MFC Energy Corporation (formerly Compton Petroleum Corporation) dated July 6, 2012. Incorporated by reference from our Form 6-K dated July 13, 2012.
4.9	Mutual Settlement Agreement between MFC Industrial Ltd., Peter Kellogg and IAT Reinsurance Company, Ltd. dated February 7, 2014. Incorporated by reference from our Form 6-K dated February 10, 2014.
8.1	List of significant subsidiaries of MFC Industrial Ltd. as at March 31, 2014.
11.1	Code of Business Conduct and Ethics and Insider Trading Policy.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Letter dated March 31, 2014 of Deloitte LLP as required by Item 16F of Form 20-F.
15.2	Consent dated March 31, 2014 of PricewaterhouseCoopers LLP.
15.3	Consent dated March 31, 2014 of Deloitte LLP.
15.4	Third Party Report on Reserves.
15.5	Consent dated March 31, 2014 of GLJ Petroleum Consultants Ltd.
16.1	Mine Safety and Health Administration Safety Data.
____________________

*       Incorporated by reference from our Form 20-F’s filed in prior years.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2014

MFC INDUSTRIAL LTD.

/s/ Michael J. Smith
Michael J. Smith
Chief Executive Officer and President