Form 20-F
period 2014-12-31
MFC Industrial Ltd.
filed 2015-03-31
CIK 16859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

Commission file number 001-04192

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)
Suite 1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Gerardo Cortina Suite 1860 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Telephone: +1 604-683-8286 Facsimile: +1 604-683-3205	with a copy to: H.S. Sangra Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Facsimile: +1 604-669-8803

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 63,092,272 common shares, without par value, issued and outstanding as of December 31, 2014.

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

ENHANCING
VALUE

MFC INDUSTRIAL LTD. IS A GLOBAL SUPPLY CHAIN COMPANY AND IS ACTIVE IN A BROAD SPECTRUM OF ACTIVITIES INCLUDING: SOURCING A WIDE RANGE OF PRODUCTS, TRADE FINANCING, LOGISTICS AND RISK MANAGEMENT SERVICES FOR PRODUCERS AND CONSUMERS AROUND THE WORLD

MFC INDUSTRIAL LTD.

A GLOBAL SUPPLY CHAIN COMPANY

DEAR FELLOW SHAREHOLDERS We are pleased to present our results for the year ended December 31, 2014, provide you with an update on our recent corporate developments and share with you our vision for the Company’s future. (All references to dollar amounts are in United States dollars unless otherwise stated.)

HIGHLIGHTS
For the year ended December 31, 2014
►	Revenues increased to $1,411.8 million for the year ended December 31, 2014, compared to $813.9 million in the same period in 2013.
►	Net income before the impact of non-cash impairment losses* was $22.2 million, or $0.35 per share on a basic and diluted basis in 2014, compared to $14.2 million, or $0.23 per share on a basic and diluted basis in 2013.
►	Net income (including the impact of non-cash impairment losses net of income tax recovery of $21.4 million in 2014 and $4.5 million in 2013) was $0.8 million, or $0.01 per share on a basic and diluted basis in 2014, compared to $9.7 million, or $0.15 per share on a basic and diluted basis in 2013.
►	Operating EBITDA* was $76.2 million for the year ended December 31, 2014, compared to $65.4 million in 2013.
►	In 2014, Cliffs Natural Resources Inc. (“Cliffs”) announced that it closed the Wabush mine. We hold the master lease and will receive minimum payments of C$3.25 million per year until that agreement is terminated. We remain committed to working with all the stakeholders to reopen the mine.
►	We completed the acquisitions of F.J. Elsner & Co. GmbH ("Elsner") and FESIL AS Group ("FESIL") in March and April of 2014, respectively.
►	We plan to rationalize certain MFC Energy Corporation (“MFC Energy”) assets and return the net cash proceeds to our shareholders.
*Note:	Net income, before the impact of non-cash impairment losses (defined as net income plus the non-cash impairment losses (net of income tax recovery)) and Operating EBITDA (defined as earnings before interest, taxes, depreciation, depletion, amortization and non-cash impairment losses) are not measures of financial performance under IFRS, have significant limitations as an analytical tool and should not be considered in isolation or as a substitute for performance measures under IFRS. See page II of this Letter to Shareholders for a reconciliation of our net income to operating EBITDA. In 2014 and 2013, net income, before the impact of non-cash impairment losses, equaled net income of $0.8 million and $9.7 million plus non-cash impairment losses (net of income tax recovery) of $21.4 million and $4.5 million, respectively.
VISION OF OUR FUTURE
For 2015
► Our vision is to grow and focus on our trade finance and supply chain solutions businesses. To support this vision, MFC intends to partner with a European bank, which will become our in-house bank, enabling us to expand the services we provide to our customers and improve our profit margins.

I

LETTER TO SHAREHOLDERS

2014 FINANCIAL RESULTS

Revenues for the year ended December 31, 2014 reached $1,411.8 million, an increase of 73.5% over 2013 as a result of organic growth in certain product lines and an overall increase in supply chain revenue due to the consolidation of our recent acquisitions.

Costs of sales and services increased to $1,271.1 million during 2014 from $710.4 million for the same period in 2013, as a result of the consolidation of our recent acquisitions.

Selling, general and administrative expenses increased to $85.5 million for the year ended December 31, 2014 from $63.1 million for the same period in 2013, due to the consolidation of our recent acquisitions, but also due to our expansion into new geographies and markets. As a percentage of gross revenue, selling, general and administrative expenses were 6.1% in 2014, compared to 7.8% in 2013.

In the fourth quarter of 2014, the long-term pricing of natural gas, natural gas liquids and oil fell significantly. In the month of December, pricing of natural gas, natural gas liquids and oil fell 20%, 32%, and 35%, respectively. At December 31, 2014, we realized a non-cash impairment expense of $28.6 million related to our natural gas properties in Alberta, Canada. This non-cash impairment is directly related to the decline in the long-term hydrocarbon price forecasts that we utilize to discount the present value of our reserves. With a lower pricing environment, despite that we have the same amount of hydrocarbons remaining in the ground, the discounted value of these resources declined. This non-cash impairment, net of a tax benefit, impacted our net income by $21.4 million, or $0.34 per share.

Operating EBITDA for the year ended December 31, 2014 was $76.2 million versus $65.4 million in 2013.

In 2014, net income, before the impact of non-cash impairment losses, was $22.2 million, or $0.35 per share on a basic and diluted basis. We reported net income in 2014 of $0.8 million versus $9.7 million in 2013.

OPERATING EBITDA BREAKDOWN

Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and non-cash impairment. Management uses Operating EBITDA as a measurement of the Company’s operating results and considers it to be a meaningful supplement to net income as a performance measurement primarily because we incur significant depreciation and depletion and non-cash impairment. Operating EBITDA generally represents cash flow from operations.

The following table reconciles our net income to Operating EBITDA for the years ended December 31, 2014 and 2013:

OPERATING EBITDA (earnings before interest, taxes, depreciation, depletion, amortization and non-cash impairment) All amounts in thousands
	December 31, 2014	December 31, 2013
Net income*	$2,068	$9,502
Income taxes	1,714	6,577
Finance costs	16,537	15,172
Non-cash Impairment of hydrocarbon properties	28,618	6,077
Amortization, depreciation and depletion	27,246	28,085
Operating EBITDA	$76,183	$65,413
*Note:	Includes net income attributable to non-controlling interests.

II

LETTER TO SHAREHOLDERS

RESULTS BY OPERATING SEGMENT

Our total revenues by operating segment for each of the years ended December 31, 2014 and December 31, 2013 are broken out in the table below. We have renamed two of our segments to more accurately depict the underlying operations, and going forward we will report three segments: Global Supply Chain, Trade Finance and Services, and Other.

REVENUES All amounts in thousands
	December 31, 2014	December 31, 2013
Global supply chain	$1,372,503	$778,487
Trade finance and services	12,299	12,568
Other	26,984	22,883
Total revenues	$1,411,786	$813,938

Our income from operations for each of the years ended December 31, 2014 and 2013 is broken out in the table below:

INCOME FROM OPERATIONS All amounts in thousands, except per share amounts
	December 31, 2014	December 31, 2013
Global supply chain	$26,160	$13,427
Trade finance and services	16,084	18,293
Other	(9,844)	(9,564)
Non-cash impairment of hydrocarbon properties	(28,618)	(6,077)
Income before income taxes	3,782	16,079
Income tax (expense) recovery	695	(1,574)
Resource property revenue tax expense	(2,409)	(5,003)
Net (income) loss attributable to non-controlling interests	(1,230)	163
Net income attributable to our shareholders	$838	$9,665
Earnings per share, basic and diluted	$0.01	$0.15

III

LETTER TO SHAREHOLDERS

REVENUE BREAKDOWN BY REGION

The following chart shows our global revenue by region for the year ended December 31, 2014:

REVENUE BY REGION
For the year ended December 31, 2014

FINANCIAL POSITION

The following table highlights certain selected key numbers and ratios as of December 31, 2014 and 2013.

FINANCIAL HIGHLIGHTS All amounts in thousands, except per share amount and ratios
	December 31, 2014	December 31, 2013
Cash and cash equivalents	$297,294	$332,173
Short-term securities	250	2,068
Trade receivables	161,674	115,678
Current assets	864,804	711,021
Total assets	1,458,684	1,318,598
Current liabilities	379,944	314,709
Working capital	484,860	396,312
Current ratio*	2.28	2.26
Total liabilities	787,248	618,857
Shareholders’ equity	670,388	699,570
Equity per common share	10.63	11.18
*Note:	The current ratio is calculated as current assets divided by current liabilities.

IV

LETTER TO SHAREHOLDERS

WE SPECIALIZE IN:

SUPPLY CHAIN MANAGEMENT

TRADE FINANCE

LOGISTICS SOLUTIONS

V
LETTER TO SHAREHOLDERS

LIQUIDITY

As at December 31, 2014, we had cash and cash equivalents, short-term deposits and securities of $297.7 million.

LIQUIDITY All amounts in thousands
	December 30, 2014	December 31, 2013
Total long-term debt	$313,124	$234,740
Less: cash and cash equivalents	(297,294)	(332,173)
Net debt (net cash & cash equivalents)	15,830	(97,433)
Shareholders' equity	670,388	699,570

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

LONG-TERM DEBT AND DEBT METRICS All amounts in thousands, except ratio
	December 31, 2014	December 31, 2013
Long-term debt, less current portion	$256,148	$189,871
Shareholders' equity	670,388	699,570
Long-term debt-to-equity ratio	0.38	0.27

The increase in long-term debt and the decrease in short term borrowings was mainly related to long term refinancing in the fourth quarter of 2014.

Our objectives when managing capital are to continue to match the duration of our assets and liabilities to the extent possible and to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk.

We actively manage our capital structure and make adjustments to it in accordance to changes in economic conditions.

We maintain various kinds of credit lines and facilities with banks. Most of these facilities are short-term and are used for our day-to-day business and trade financing activities in our global supply chain business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at December 31, 2014, we had credit facilities aggregating approximately $772.8 million, comprised of: (1) unsecured revolving credit facilities aggregating $381.1 million from banks; (2) revolving credit facilities aggregating $92.7 million from banks for structured solutions; (3) a non-recourse factoring arrangement with a bank for up to a credit limit of $200.3 million for our supply chain business; (4) foreign exchange credit facilities of $63.8 million with banks; and (5) secured revolving credit facilities aggregating $35.0 million. All of these facilities are either renewable on a yearly basis or usable until further notice.

Working Capital

In 2014, our inventory and trade receivables increased alongside our revenue growth, primarily due to the consolidation of Elsner and FESIL in March and April, respectively. On June 30, 2014, the first reporting period which included both acquisitions, our trade receivables were $207.6 million and our inventories were $205.6 million. Since then, we have reduced our trade receivables to $161.7 million, while maintaining our inventories at $212.6 million as of December 31, 2014. More than 50% of our inventories have been contracted to be sold at fixed prices, while the remainder is comprised of the raw materials, work-in-progress and finished goods of our production facilities, strategic inventories (such as consignment positions), and goods in transit.

We actively monitor our working capital and are focused to further improve our metrics.

VI

LETTER TO SHAREHOLDERS

UPDATE ON OUR INTEREST IN THE WABUSH MINE

We indirectly derive royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada.

In 2014, Cliffs closed the Wabush mine, and in the first quarter of 2015, commenced proceedings under the Companies' Creditors Arrangement Act (Canada) (the “CCAA”) with respect to its Canadian operations including the subsidiary that holds a majority interest in its Wabush mine joint venture. While the Wabush mine is not directly a party to the CCAA proceedings, Cliffs has publicly disclosed that the assets comprising the mine may be included in any sales process.

Cliffs is obligated to pay us a minimum lease payment of C$3.25 million per year. We currently believe that Cliffs will at some point terminate the sub-lease, in which case we, as the landlord, will exercise our step-in rights, which allow us to take back the mine and purchase certain infrastructure onsite. There can be no assurance as to when and if Cliffs will provide notice of such termination.

We reviewed related information and performed an impairment test and determined no impairment was required.

We would like to thank the United Steelworkers Union Local 6285, the town of Wabush, and the local and Provincial governments for their strong support as we work together to re-open the mine. We remain committed, and again, we strongly state: Wabush has been an important asset to MFC for decades. Wabush is an important asset to us today. We are working to ensure that Wabush is an important asset for MFC for decades to come.

UPDATE ON RECENT CORPORATE DEVELOPMENTS

Acquisitions of Fesil AS Group and F.J. Elsner & Co.

In March 2014, we acquired a 100% interest in Elsner, a global supply chain company focused on steel and related products and in April 2014, we completed the acquisition of a 100% interest in FESIL, a vertically integrated supply chain group of companies with a ferroalloy production facility in Norway, sales companies in Germany, Luxembourg, Spain, United States, South Africa and China and a 33% owned associate which owns quartz quarries in Spain.

Combined, these two acquisitions added significant scale, new products, customers and suppliers as well as geographical diversification to our global supply chain business. More importantly, FESIL and Elsner still present many opportunities to grow revenue, increase margins and capitalize on potential synergies with other companies in the MFC group.

In 2014, which only included nine months of contribution for each company, FESIL represented 13.8% of our total assets and 24.2% of our gross revenues and Elsner represented 5.2% of our total assets and 12.1% of our revenues.

Hydrocarbon Asset Preservation

At December 31, 2014, we realized a non-cash impairment expense of $28.6 million related to our natural gas properties in Alberta, Canada. This non-cash impairment is directly related to the decline in the long-term

VII

LETTER TO SHAREHOLDERS

OFFTAKE AGREEMENTS

RISK MANAGEMENT

STRUCTURED FINANCE

VIII
LETTER TO SHAREHOLDERS

hydrocarbon price forecasts that we utilize to discount the present value of our reserves. With a lower pricing environment, despite the same amount of long-term hydrocarbons remaining in the ground, the discounted value of these resources declined. This non-cash impairment, net of income tax recovery, impacted our net income by $21.4 million, or $0.34 per share in 2014.

To preserve our long-term natural gas reserves and ensure that we do not deplete our resources at uneconomic prices, we have initiated a program to curtail production at certain of our wells. To date, this program has focused on our properties in central Alberta that produce a higher mix of natural gas liquids. We are focused on these properties because, while we are able to effectively hedge natural gas, we are not able to effectively hedge natural gas liquids. When production at such wells becomes economical, we will resume operations. We believe that this program is the prudent action in this environment as it will ensure that our natural gas remains in the ground, while maintaining the flexibility to monetize our reserves when attractive pricing resumes.

In 2015, we began hedging a portion of our natural gas production with AECO based Canadian dollar futures to protect against further price declines in the near-term.

Our intention is to continue this program and hedge additional volumes to preserve our assets and maximize value over the long-term.

Natural Gas Participation Agreement in the Niton Area

We entered into an agreement with an operator to develop certain properties in the Niton area of Alberta, Canada. This arrangement provides us with the opportunity to develop our properties at minimal risk and, at the same time, provides a potential source of revenue through royalty and processing arrangements. Under the agreement: (1) the operator will spend a minimum of C$50 million to drill at least three net wells per year and a total of twelve net wells (the sum of our factual working interest in each well) during the initial three-year term; (2) the operator will pay 100% of the drilling and completion costs of each well at its sole risk and expense; (3) after a well is drilled and there is continuous production from each well, MFC can elect to participate for up to 30% on a look-back basis in the working interest of each well by reimbursing the operator 25% of its actual costs or, alternatively, elect to receive a 10% gross royalty on the production instead; and (4) we will process a large proportion of the natural gas produced from the new wells through our processing plant for the life of the wells.

As of December 31, 2014, the operator has drilled and completed six wells on the lands subject to the participation agreement. Some of the wells have exceeded expectations for similar wells in this area. Five of the six wells are currently producing, and the natural gas from four wells is currently being processed at MFC’s facilities. We have elected to receive the 10% royalty on each producing well.

Natural Gas Power Plant

In the second quarter of 2014, we entered into an agreement with a contractor for the engineering, procurement and construction of a 16.5 MW natural gas power project at our gas processing plant near Calgary, Alberta. Upon completion, the project will supply our processing plant's electrical needs, with excess power being sold into the grid based on Alberta Electricity System Operator's rates. The project is designed to cost approximately C$25.2 million and is currently on schedule and on budget, with final commissioning expected in June 2015. Upon completion, the project will supply our gas processing plant’s electricity demands, with the majority of the power being sold into the grid at prices based on the Alberta Electricity System Operator’s rates.

IX

LETTER TO SHAREHOLDERS

The Alberta electricity market is fully deregulated, which provides us with the option to run as a peaking power plant, supplying electricity only when volatile prices are at their highest.

Return of Capital

We plan to rationalize certain MFC Energy assets and return the net proceeds to shareholders.

Due to the decline of natural gas and natural gas liquids pricing, we have no specific timeline to meet these goals. However, we will implement a process that will enable management of MFC to focus on return on capital actively employed, not return of capital for these natural gas assets, while simultaneously ensuring certainty and stability for all stakeholders and maximizing the value of the distribution(s). Before making distributions to shareholders, the bank debt that we incurred to refinance the acquisition of these assets will be repaid. We are working to find an appropriate way to segregate these assets for financial reporting purposes so that the results of our other global supply chain operations are easily identifiable in our financial statements.

The following table sets out the natural gas assets that we plan to rationalize along with associated bank debt and decommissioning obligations:

NATURAL GAS ASSETS AND LIABILITIES TO BE RATIONALIZED All amounts in thousands
As of December 31, 2014
Long-term debt	$(82,046)
Property, plant and equipment	58,311
Resource properties	187,121
Hydrocarbon probable reserves	43,655
Hydrocarbon unproved lands	23,757
Decommissioning obligations	(129,557)
Net Long-Term Assets	101,241

We anticipate that an initial cash distribution to shareholders will be made within eighteen months. We are pleased to report that this distribution will be classified as return of capital with no withholding tax.

Redeployment of Capital

We also have certain natural gas assets that are classified as held for sale at December 31, 2014. We intend to monetize these assets and redeploy the capital in our trade finance business. The following table sets out the assets and liabilities of these properties:

NATURAL GAS ASSETS AND LIABILITIES TO BE MONETIZED FOR REDEPLOYMENT OF CAPITAL All amounts in thousands
As of December 31, 2014
Assets held for sale	$100,620
Liabilities related to assets held for sale	(15,346)
Net Assets Held for Sale	85,274

X

LETTER TO SHAREHOLDERS

FISCAL RESPONSIBILITY

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $4.4 million for the year ended December 31, 2014. This number includes certain mandatory prepayments in certain jurisdictions that will be recovered upon submission of financial statements for the fiscal year. We will not pay a quarterly cash dividend in 2015.

OUR VISION

Our main business today is global supply chain, sourcing and supplying a wide range of products such as metals, alloys, minerals, chemicals and wood products to different industries around the world and providing a wide range of trade finance solutions to both consumers and suppliers.

MFC’s global supply chain business is active throughout the world with on time sourcing and delivery on predefined terms and conditions to consumers in multiple industries. Going forward we intend to substantially grow our trade finance business and improve profit margins by offering new and complete trade finance services and solutions to this established value chain.

MANAGEMENT OF MFC

Gerardo Cortina	President and Chief Executive Officer
Ferdinand Steinbauer	Treasurer
Samuel Morrow	Chief Financial Officer and Deputy Chief Executive Officer
Michael Smith	Managing Director

With an in-house bank, MFC will add a vehicle to expand its trade finance business into a wide range of new services such as financing, factoring, forfaiting, marketing, and risk management. An in-house bank will enable MFC to grow the supply chain solutions we currently offer to our clients. This will not only enhance our business, but enhance our long-standing business relationships with our customers and banks.

Successful trade finance, efficient to customers and safe for lenders, requires long-standing customer relationships, knowledge and experience in products, markets, country risk, collateral management and credit management. These are our strengths. This is our competitive advantage. This is the reason why we are optimistic for our future.

Respectfully submitted,

Gerardo Cortina
President and CEO

XI

LETTER TO SHAREHOLDERS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Peter R. Kellogg
 Chairman since 2013

Indrajit Chatterjee*
 Director since 2005

Silke S. Stenger*
 Director since 2013

Michael J. Smith
 Director since 1987

William C. Horn III*
 Director since 2013

Dr. Shuming Zhao
 Director since 2014

Gerardo Cortina
Director since 2014

* Member of the Audit Committee

AUDITORS

PricewaterhouseCoopers LLP
Suite 700
250 Howe Street
Vancouver, BC V6C 3S7
Canada
Telephone: (1) 604 806 7000
www.pwc.com/ca

STOCK LISTING

New York Stock Exchange
11 Wall Street
New York, NY 10005
Telephone: (1) 212 656 3000
Email: nyselistings@nyse.com
Trading Symbol: MIL

WEBSITE

www.mfcindustrial.com

OFFICES AND SUBSIDIARIES

AUSTRIA

Millennium Tower, 21st Floor
Handelskai 94-96
1200 Vienna, Austria
Telephone: (43) 1 24025 0
Email: office@mfc-commodities.com

MEXICO

Bosques de Alisos No. 47B
Officina A1 - 01
Bosques de las Lomas, Cuajimalpa
Mexico D.F. C.P. 05120, Mexico
Telephone: (52) 55 9177 7440
Email: jcortina@possehl.com.mx

CANADA

400 Burrard Street Suite 1860
Vancouver, BC Canada V6C 3A6
Telephone: (1) 604 683 8286
Email: rrandall@bmgmt.com

CANADA

1035 7th Ave S.W., Suite 400
Calgary, AB Canada T2P 3E9
Telephone: (1) 403 237 9400
Email: mfc@mfcrp.com

UNITED STATES

393 Vanadium Road, Suite 201
Pittsburgh, PA 15243 USA
Telephone: (1) 412 279 9130
Email: inquiry@specialtysuperalloys.com

CHINA

Room 2409, Shanghai Mart Tower
2299 Yan An Road West
Changning District
Shanghai, P.R. China 200336
Telephone: (86) 21 6115 6996
Email: office@mfc-china.com

GERMANY

Schifferstr. 200
47059 Duisburg, Germany
Telephone: (49) 203 30 00 70
Email: info@fesil-sales.de

CHINA

Beijing International Club
Room 111,
Jianguomenwali Dajei 21
Beijing, P.R. China 100020
Telephone: (86) 10 653 25 928
Email: huleilei@elsner.at

ARGENTINA

Avenida Alicia Moreau Justo 1750
Buenos Aires, Argentina
Telephone: (54) 11 5238 7788
Email: info@accr.com

NORWAY

Vikelvfaret 4
C7054 Ranheim
Norway
Telephone: (47) 73 87 7900
Email: post@fesil.no

LUXEMBOURG

469 route de Thionville
5887 Alzingen, G.D. Luxembourg
Telephone: (352) 26 51 521
Email: info@fesil-sales.com

CORPORATE CONTACT

Rene Randall
400 Burrard Street, Suite 1860
Vancouver, BC Canada V6C 3A6
Telephone: (1) 604 683 8286
Email: rrandall@bmgmt.com

TRANSFER AGENT

Computershare
480 Washington Blvd, 27th Floor
Newport Office Center VII
Jersey City, NJ 07310, USA
Telephone: (1) 888 478 2338
www.computershare.com

XII

LETTER TO SHAREHOLDERS

Form 20-F

i

ii

PART I

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States, Private Securities Litigation Reform Act of 1995, as amended, collectively referred to as “forward-looking statements”. Forward-looking statements are typically identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also, discussions of strategy that involve risks and uncertainties share this “forward-looking” character.

Forward-looking statements are included throughout this document and include, but are not limited to, statements with respect to: our projected revenues; markets; production, demand and prices for products and services, including iron ore and other minerals; trends; economic conditions; performance; business prospects; results of operations; capital expenditures; foreign exchange rates; derivatives; and our ability to expand our business. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others:

•	our financial results may fluctuate substantially from period to period;
•	our earnings and, therefore, our profitability may be affected by price volatility in our various products;
•	a weak global economy may adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;
•	the global supply chain and trade finance and services businesses are highly competitive;
•	the operation of the iron ore mine underlying our royalty interest was closed in 2014. Its operation is generally determined by a third-party operator and we have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to reserves. The owner's failure to perform or other operating decisions made by the owner could have a material adverse effect on our revenue, results of operations and financial condition;
•	if the fair values of our long-lived assets fall below our carrying values, we may be required to record non-cash impairment that could have a material impact on our results of operations;
•	the profitability of our global supply chain operations depends, in part, on the availability of adequate sources of supply;
•	we may face a lack of suitable acquisition or merger or other proprietary investment candidates, which may limit our future growth;
•	strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business;
•	the industries in which we operate may be affected by disruptions beyond our control;
•	our supply chain activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers;
•	larger and more frequent capital commitments in our trade finance and services business increase the potential for significant losses;
•	we are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow;

•	our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition;
•	derivative transactions may expose us to unexpected risks and potential losses;
•	fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;
•	our operations and infrastructure may malfunction or fail;
•	the exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond our control;
•	our natural gas and related operations are subject to inherent risks and hazards;
•	mineral resource calculations are only estimates;
•	estimates of natural gas and oil reserves involve uncertainty;
•	if we are unsuccessful in acquiring or finding additional reserves, our future natural gas, NGL and oil production will decline;
•	our global supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations;
•	future environmental and reclamation obligations respecting our resource properties and interests may be material;
•	we, or the operators of our current and any future resource interests, may not be able to secure required permits and licenses;
•	there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders;
•	limitations on our access to capital could impair our liquidity and our ability to conduct our business;
•	we may substantially increase our debt in the future;
•	as a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could negatively affect our business, our results of operations, financial condition and cash flow;
•	we are exposed to litigation risks in our business that are often difficult to assess or quantify and we may incur significant legal expenses in defending against such litigation;
•	we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;
•	we may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business and the failure to operate our business effectively could have a material and adverse effect on our profitability, financial condition and results of operations;
•	certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict of interest position from time to time;
•	we conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities;
•	employee misconduct could harm us and is difficult to detect and deter;
•	we may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters;
•	failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business;
•	investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities; and

•	certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

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

CAUTIONARY NOTE ON RESOURCE ESTIMATES

As a reporting issuer in Canada, we are required by Canadian law to provide disclosure respecting our mineral interests in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, referred to as “NI 43-101”. Accordingly, investors are cautioned that certain information referenced in this annual report on Form 20-F may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms “measured resource”, “indicated resource” and “inferred resource” as may be referenced in NI 43-101 technical reports referenced herein are not defined in the Securities and Exchange Commission's, referred to as the “SEC”, Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally minable.

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

Where applicable, barrels of oil equivalent amounts, referred to as “boe”, have been calculated using a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Where applicable, boe amounts including sulphur have been calculated using a conversion ratio of one ton of sulphur to one barrel of oil. BOEs may be misleading, particularly if used in isolation. In addition, the following industry specific terms are utilized in this annual report on Form 20-F:

AECO Daily Index – The daily price as quoted in Canadian Enerdata's Canadian Gas Price Reporter in the table entitled “Daily Spot Gas Price at AECO C & NOVA Inventory Transfer” in the column “Price ($/GJ)”, Sub column “Avg”, for each individual day.

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

NGL or NGLs – Natural gas liquid or natural gas liquids, which are naturally occurring substances found in natural gas, including ethane, butane, isobutane, propane and natural gasoline that can be collectively removed from produced natural gas, separated into these substances and sold.

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

CURRENCY

Unless otherwise indicated, all references in this document to “$” and “dollars” are to United States dollars, all references to “C$”, “CDN$” are to Canadian dollars and all references to “Euro” or “€” are to the European Union Euro.

The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, referred to as the “Noon Buying Rate”, for the translation of Euros and Canadian dollars to United States dollars in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Buying Rates) and the range of high and low exchange rates for these periods:

	Years Ended December 31,
	2014	2013	2012	2011	2010
	($/€)
End of period	1.2101	1.3779	1.3186	1.2973	1.3269
High for period	1.2101	1.2774	1.2062	1.2926	1.1959
Low for period	1.3927	1.3816	1.3463	1.4875	1.4536
Average for period	1.3297	1.3281	1.2859	1.3931	1.3261
			($/C$)
End of period	0.8620	0.9401	1.0042	0.9835	0.9991
High for period	0.8588	0.9348	0.9600	0.9430	0.9280
Low for period	0.9423	1.0164	1.0299	1.0584	1.0040
Average for period	0.9060	0.9712	1.0007	1.0121	0.9714

On March 27, 2015, the Noon Buying Rate for the translation of Canadian dollars and Euros to United States dollars were C$1.00 = $0.7950 and €1.00 = $1.0891, respectively.

NOTE ON FINANCIAL AND OTHER INFORMATION

Unless otherwise stated, all financial information presented herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, referred to as “IFRS” and the “IASB”, respectively, which may not be comparable to financial data prepared by many U.S. companies.

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

NON-IFRS FINANCIAL MEASURES

This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measure “Operating EBITDA” and “net income, before the impact of non-cash impairment”.

Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and the non-cash impairment of hydrocarbon and resource properties. Net income, before the impact of non-cash impairment, is defined as net income attributable to shareholders plus the non-cash impairment of hydrocarbon and resource properties, net of income taxes. Our management uses Operating EBITDA and net income, before the impact of non-cash impairment, as measures of our operating results and considers them to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in Operating EBITDA and net income, before the impact of non-cash impairment, eliminates the non-cash impact.

Both these measures are also used by investors and analysts for the purpose of valuing an issuer. The intent of Operating EBITDA and net income, before the impact of non-cash impairment, is to provide additional useful information to investors and the measures do not have any standardized meaning under IFRS. Accordingly, these measures should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate Operating EBITDA and net income, before the impact of non-cash impairment, differently. For a reconciliation of Operating EBITDA and net income, before the impact of non-cash impairment, to net income please see “Item 5: Operating and Financial Review and Prospects – Results of Operations”.

ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:   KEY INFORMATION

A. Selected Financial Data

The following table summarizes selected consolidated financial data prepared in accordance with IFRS for the five fiscal years ended December 31, 2014. The information in the table was extracted from the detailed consolidated financial statements and related notes included elsewhere in this annual report or previously filed on Form 20-F, and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5: Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in United States dollars in accordance with IFRS)
(in thousands, other than per share amounts)

	2014(1)		2013		2012(2)		2011	2010(3)
Net sales	$1,402,258		$806,831		$479,507		$507,992	$84,476
Impairment of hydrocarbon and resource properties	28,618		6,077		42,631		—	—
Income (loss) from operations	9,389	(4)	18,725	(5)	(27,325	)(6)(7)	18,114	14,706
Net income from continuing operations(8)	838	(4)	9,665	(5)	200,144	(6)(7)	12,193	45,839
Net income (loss) from continuing operations per share(4)
Basic	0.01	(4)	0.15	(5)	3.20	(6)(7)	0.19	1.28
Diluted	0.01	(4)	0.15	(5)	3.20	(6)(7)	0.19	(0.43)
Net loss from discontinued operations(8)	—		—		—		—	(15,523)
Basic earnings (loss) per share:
Continuing operations	0.01	(4)	0.15	(5)	3.20	(6)(7)	0.19	1.28
Discontinued operations	—		—		—		—	(0.43)
Diluted earnings (loss) per share:
Continuing operations	0.01	(4)	0.15	(5)	3.20	(6)(7)	0.19	1.28
Discontinued operations	—	(4)	—		—		—	(0.43)
Net income(8)	838	(4)	9,665	(5)	200,144	(6)(7)	12,193	30,316
Net income per share:
Basic	0.01	(4)	0.15	(5)	3.20	(6)(7)	0.19	0.85
Diluted	0.01	(4)	0.15	(5)	3.20	(6)(7)	0.19	0.85
Total assets	1,458,684		1,318,598		1,360,623		858,957	854,256
Net assets	671,436		699,741		736,775		549,147	552,440
Long-term debt, less current portion	256,148		189,871		118,824		20,150	48,604
Shareholders' equity	670,388		699,570		730,587		546,623	547,756
Capital stock, net of treasury stock	315,277		314,136		314,136		314,172	314,172
Weighted average number of common stock outstanding, diluted	62,957		62,757		62,555		62,561	35,859
Cash dividends paid to shareholders(9)	11,324		15,013		13,762		12,512	—

Notes:

(1)	We consolidated the operations of F.J. Elsner & Co. GmbH, referred to as “Elsner”, and FESIL AS Group, referred to as “FESIL”, from March 31 and April 1, 2014, respectively.
(2)	We consolidated the natural gas operations of MFC Energy Corporation, referred to as “MFC Energy”, from September 7, 2012. Includes measurement period adjustments and error correction related to the acquisition of MFC Energy.
(3)	We consolidated the operations of Mass Financial Corp., referred to as “Mass”, from November 16, 2010. In 2010, we deconsolidated our former industrial plant technology, equipment and service business, referred to as the “Industrial Business”, which resulted in it being accounted for as discontinued operations in our consolidated financial statements.
(4)	Includes a non-cash impairment loss on our hydrocarbon properties of $21.4 million (net of deferred tax recovery), or $0.34 per share on a basic and diluted basis.
(5)	Includes a non-cash impairment loss on our hydrocarbon properties of $4.5 million (net of deferred tax recovery), or $0.07 per share on a basic and diluted basis.
(6)	Includes a bargain purchase of $218.7 million, or $3.50 per share on a basic and diluted basis, primarily in connection with our acquisition of MFC Energy. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.
(7)	Includes a total non-cash impairment loss and write-down of $48.2 million (net of income tax recovery), or $0.77 per share on a basic and diluted basis, on a subsidiary in India, which was subsequently sold in 2013.
(8)	Net income attributable to our shareholders.
(9)	Does not include payment of the fourth installment of our 2014 dividend of $3.8 million, which was paid in January 2015.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Certain statements in this annual report on Form 20-F are forward-looking statements, which reflect our management's expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding the planned integration of newly acquired entities, future business prospects, estimated capital expenditures, the anticipated benefits of new projects and any statements regarding beliefs, plans, expectations, projections or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

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

We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our trade finance and services revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our trade finance and services business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often, we will hold or build upon these assets over time and we cannot predict the timing of when these assets' values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

Our earnings and, therefore, our profitability may be affected by price volatility in our various products.

The majority of our revenue from our global supply chain business is derived from the sale of products which include metals, hydrocarbons and other materials. As a result, our earnings are directly related to the prices of these underlying products. In addition, our revenues from our iron ore and natural gas interests are directly related to the underlying prices of iron ore and certain hydrocarbons including natural gas, natural gas liquids and, to a lesser extent, oil. There are many factors influencing the price of metals, hydrocarbons and the other products of our businesses, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of iron ore, hydrocarbons, plastics, metals and the other products of our businesses may adversely affect our operating results.

A weak global economy may adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

Our business, by its nature, does not produce predictable earnings and it may be materially affected by conditions in the global financial markets and economic conditions generally.

Global prices for our products are influenced strongly by international demand and global economic conditions. Uncertainties or weaknesses in global economic conditions could adversely affect our business and negatively impact our financial results. In addition, the current level of international demand for certain of our products, including iron ore used in steel production, is driven largely by industrial growth in China. If the economic growth rate in China slows for an extended period of time, or if another global economic downturn were to occur, we would likely see decreased demand for such products and decreased prices, resulting in lower revenue levels and decreasing margins. We are not able to predict whether the global economic conditions will improve or worsen and the resultant impact it may have on our operations and the industry in general going forward.

Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we own assets in such market.

The global supply chain and trade finance and services businesses are highly competitive.

All aspects of the global supply chain and trade finance and services businesses are highly competitive and we expect them to remain so.

Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and natural resource and mineral royalty companies. Many of our competitors have substantially greater capital and resources, including access to supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price. We have experienced price competition in some of our trading business.

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

The operation of the iron ore mine underlying our royalty interest was closed in 2014. Its operation is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator's failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition.

The global supply chain segment of our business includes our indirect royalty and other interests in the Wabush iron ore mine pursuant to a mining sub-lease. The revenue derived from the interest is based on production generated by the mine's third party operator. The operator generally has the power to determine the manner in which the iron ore is exploited, including decisions to re-commence, expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the operator and our interests may not always be aligned. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third party operator.

In the first quarter of 2014, the operator of the Wabush iron ore mine announced that it planned to idle production of the mine by the end of the quarter as a result of increased costs and the lower iron ore pricing environment and subsequently announced that the mine was idled during the quarter. In late October 2014, the operator announced that it would be closing the mine. Please see “Item 4: Information on the Company – B. Business Overview” for additional information.

To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Should any such decision be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.

In addition, we have no or very limited access to technical and geological data relating to the mine, including data as to reserves, nor have we received an NI 43-101 compliant technical report in respect of the mine. Accordingly, we can provide no assurances as to the level of mineralization or reserves at the mine.

If the fair values of our long-lived assets fall below our carrying values, we may be required to record non-cash impairment losses that could have a material impact on our results of operations.

We review the carrying value of long-lived assets, including our interests in natural gas and other resource properties, for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Should the markets for our products deteriorate or should we decide to invest capital differently or should other cash flow assumptions change, it is possible that we will be required to record non-cash impairment losses in the future that could have a material adverse effect on our results of operations. For example, in the fourth quarter of 2014, we recognized a non-cash impairment loss of $28.6 million associated with our hydrocarbon properties. Similar charges could occur in the future. In addition, low hydrocarbon prices could result in significant downward revisions to our proved reserves.

The profitability of our global supply chain operations depends, in part, on the availability of adequate sources of supply.

Our global supply chain business relies on, among other things, numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide products to us in the future. In periods of low industry prices, suppliers may elect to hold inventory to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling to us, we will be unable to source and/or execute transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

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

Furthermore, any acquisitions of businesses or facilities, including our recent acquisitions of FESIL and Elsner, could entail a number of risks, including:

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

Our global supply chain operations include direct or indirect investments in assets, such as smelting, refining, mining, processing and hydrocarbon operations. Transport disruption, weather and natural disasters such as hurricanes and flooding, unexpected maintenance problems, collapse or damage to mines or wells, unexpected geological variations, labour disruptions and changes in laws and regulations relating to occupational safety, health and environmental matters are some of the factors that may adversely affect our financial condition and results of operations. These factors can affect costs at particular assets for varying periods. In addition, smelting, refining, mining, processing and hydrocarbon operations also rely on key inputs, such as labour, spare parts, fuel and electricity. Disruption to the supply of key inputs, or changes in their pricing, may have a significant adverse impact on our future results.

Our global supply chain activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers.

Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by our suppliers and failure of payment by our trading customers in our global supply chain business. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by customers or other counterparties by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and supply chain transactions on our behalf and as an agent on behalf of our clients. If any such counterparties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

Larger and more frequent capital commitments in our global supply chain business increase the potential for significant losses.

We may enter into large transactions in which we commit our own capital as part of our global supply chain business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.

We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our global supply chain and trade finance and services activities. These risks include market and credit risks associated with our trade finance and services operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress and such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

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

Companies engaged in resource activities are subject to all of the hazards and risks inherent in exploring and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, explosions, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company's exploration or development activities, they may: (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or other resource from the company's resources or expected reserves; (ii) result in a write down or write-off of the carrying value of one or more projects; (iii) cause delays or stoppage of mining or processing; (iv) result in the destruction of properties, processing facilities or third party facilities necessary for operations; (v) cause personal injury or death and related legal liability; or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold an interest or any other properties we acquire in the future and have a material and adverse effect on our results of operations and financial condition.

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

Such estimates require numerous assumptions relating to operating conditions and economic factors, including the prices of natural gas, NGLs and oil, availability of investment capital, recovery costs, the availability of enhanced recovery techniques, the ability to market production, and governmental and other regulatory factors, such as taxes, royalty rates, and environmental laws. A change in one or more of these factors could result in known quantities of natural gas and oil previously estimated becoming unrecoverable. Each of these factors also impacts recovery costs and production rates. In addition, estimates of reserves that are prepared by different independent engineers, or by the same engineers at different times, may vary substantially.

As at December 31, 2014, approximately 23% of our total estimated proved reserves (by volume) were undeveloped. These reserve estimates reflect our plans to complete development activities to convert our proved undeveloped reserves into developed reserves. Such development may not occur as scheduled and results may not be as estimated. If we elect not to develop these proved undeveloped reserves, or if we are not otherwise able to successfully develop them, we will be required to remove the associated volumes from our reported proved reserves. In addition, SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be disclosed if they relate to wells scheduled to be drilled within five years of initial booking thereof. We may be required to remove such proved and undeveloped reserves if we do not develop them within the required five-year timeframe. Such removal may significantly reduce the quantity and present value of our reported oil and gas reserves.

Certain of our proved undeveloped reserves are, or may in the future be, subject to third-party operating agreements, including farm-out and participation agreements. While such third-party arrangements may provide for committed expenditures and/or drilling activities, our ability to convert such proved undeveloped reserves within the required timeframe may be subject to operating decisions of such operators and the results of development activities conducted by such third-parties, which may not be entirely within our control.

Our natural gas and other hydrocarbon production may decline in the future as a result of declines in reserves.

The rate of production from our natural gas and oil properties generally declines as reserves are depleted. Except to the extent we acquire interests in additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, optimize production performance or identify additional reserves, our proved reserves will decline materially as natural gas, NGLs and oil are produced. Accordingly, to the extent we are not successful in replacing such production, our future revenues will decline.

Creating and maintaining an inventory of prospects for future production depends on many factors, including:

•	obtaining rights to explore for, develop and produce hydrocarbons in promising areas;
•	drilling success;
•	the ability to complete long lead-time, capital-intensive projects timely and on budget;
•	the ability to find or acquire additional proved reserves at acceptable costs; and
•	the ability to fund such activity.

Our global supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.

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

The main factors that could cause expected cash flows to change are:

•	changes to laws and legislation;
•	construction of new facilities;
•	changes in the reserve estimates and the resulting amendments to the life of the reserves for our hydrocarbon operations; and
•	changes in technology.

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

Liquidity, or ready access to funds, is essential to companies engaged in our businesses. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our global supply chain business and perceived liquidity issues may affect our clients' and counterparties' willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

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

We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our trade finance and proprietary investing activities.

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

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business and the failure to operate our business effectively could have a material adverse effect on our profitability, financial condition and results of operations.

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

Certain of our directors and officers may, from time to time, serve as directors or officers of other companies involved in similar businesses to us, and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us in the global supply chain and trade finance and services businesses. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operations and financial condition.

We conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities.

As we operate internationally, we are subject to the United States' Foreign Corrupt Practices Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

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

Failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business.

We use information technologies, including information systems and related infrastructure as well as cloud application and services, to store, transmit, process and record sensitive information, including employee information and financial and operating data), communicate with our employees and business partners, analyze seismic and drilling information, estimate quantities of oil and gas reserves and for many other activities related to our business. Our business partners, including operating partners, suppliers, customers and financial institutions, are also dependent on digital technology. Some of these business partners may be provided limited access to our sensitive information or our information systems and related infrastructure in the ordinary course of business.

Despite security design and controls, our information technology systems, and those of our third party partners and providers, may be vulnerable to a variety of interruptions, including during the process of upgrading or replacing software, databases or components thereof, natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, hackers, unauthorized access attempts and other security issues or may be breached due to employee error, malfeasance or other disruptions. Any such interruption or breach could result in operational disruptions or the misappropriation of sensitive data that could subject us to civil and criminal penalties, litigation or have a negative impact on our reputation. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not negatively impact our cash flows and materially affect our results of operations or financial condition.

General Risks Faced by Us

Investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of our common shares, Class A common shares and Class A preference shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

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

ITEM 4:   INFORMATION ON THE COMPANY

A. History and Development of the Company

   Corporate Information

We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March 1980, under the Business Corporations Act (Yukon) in August 1996 and under the Business Corporations Act (British Columbia) in November 2004. Our name was changed from “Terra Nova Royalty Corporation” to “MFC Industrial Ltd.” on September 30, 2011 to better reflect our focus on the global supply chain business.

Our principal executive office is located at Suite 1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 and its telephone number is +1 604-683-8286. Our registered office is located at Suite 1000 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

Please see “Item 4: Information on the Company – B. Business Overview” for further information regarding our recent developments.

   General

We are a global supply chain company which utilizes innovative finance alongside sophisticated customized structured solutions to facilitate the working capital and other requirements of our customers. Our global business activities are supported by captive sources and products secured from third parties.

As a supplement to our internal growth initiatives, we seek out and evaluate strategic acquisition and financing candidates to further expand our global supply chain and trade finance and services businesses.

B. Business Overview

The following is a brief description of our business and recent activities.

   Business Segments

Our business is divided into three operating segments: (i) global supply chain, which includes our marketing activities and captive supply assets; (ii) trade finance and services, which includes structured solutions, financial services and proprietary investing activities; and (iii) all other, which encompasses our corporate and other investments and business interests, including our medical supplies and servicing business.

Global Supply Chain

Our supply chain business is globally focused and includes our integrated operations and interests. We conduct such operations primarily through our subsidiaries based in Austria, Germany, Luxembourg, Norway, the United States, Latin America and Canada. We supply various products, including minerals, ferrous and non-ferrous metals, chemicals, plastics, refractory and ceramic materials and wood products. These are sourced from our directly or indirectly held interests in resource projects, or are secured by us from third parties.

Since entering the global supply chain business in 2010, we have implemented a long-term growth strategy to achieve critical mass by increasing our revenues through expanding our geographic reach and diversifying our product offerings. Over the last three years, we have completed several strategic acquisitions to support this long-term strategy, including the following acquisitions:

•	FESIL - On April 1, 2014, we acquired a 100% interest in FESIL, a vertically integrated supply chain management company and one of the world's leading producers of ferrosilicon through its production plant in Mo i Rana. This acquisition further expanded our sales presence in Europe, the United States and China through FESIL's various sales offices and longstanding relationships with customers that include established steelworks, aluminum and iron foundries and chemical groups. FESIL's operations include sales offices in Germany, Luxembourg, Spain, Norway, United States, South Africa, Ukraine and China. The purchase price of approximately $84.6 million was based on the net tangible asset value of FESIL as of September 30, 2013 and is subject to certain adjustments, which have yet to be finalized as of the date hereof. As of December 31, 2014, the purchase price allocation was provisional. In addition, there is a two-year base royalty on tiered ferrosilicon production at the Mo i Rana facility, which is expected to equal approximately 2.9% of FESIL's ferrosilicon revenue per annum at full production. The acquisition did not include FESIL's interests in Mo Industripark AS.

•	Elsner - In March 2014, we acquired Elsner, which further increased the footprint of our global supply chain business through Elsner's offices in Austria, China, Dubai, Croatia, Albania, Serbia and the United States and increased our product offerings to include steel and related products. Elsner has longstanding relationships with various steel mills in Eastern and Southern Europe, as well as the Baltic States and the Commonwealth of Independent States, and is focused on steel products, including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubers and merchant bars. Pursuant to the transaction, we indirectly acquired all of the outstanding share capital of Elsner for nominal consideration (including contingent payments between the parties over a 10-year period based on current inventories and accounts receivables, existing legal actions and the utilization of certain tax loss carry-forwards). In connection with the acquisition, the existing credit facilities of Elsner were amended and we issued guarantees to secure payment obligations under such credit lines and Elsner's finance derivative transactions with the same party to such credit lines.
•	MFCR and Possehl - In 2012, we acquired MFC Resources Inc. (formerly ACC Resources Co., L.P.), referred to as “MFCR”, and Possehl Mexico S.A. de C.V., referred to as “Possehl”, which increased our exposure and presence in the North American and Latin American markets and expanded our global supply chain platform to include refractory and ceramic materials and other products. In April 2014, we entered into a share purchase agreement with the minority shareholder and Managing Director of Possehl, pursuant to which we acquired his 40% ownership interest in Possehl in consideration for the delivery of up to 1,109,820 of our common shares. In June 2014, the parties amended this agreement to reduce the total number of shares deliverable to 1,059,820 of our common shares, with: (i) 509,820 common shares deliverable upon receipt of requisite stock exchange approval; and (ii) 50,000 common shares deliverable on an annual basis over up to 11 years in the event that Possehl achieves certain net income targets in each respective year. As a result of the transaction, we now hold a 100% ownership interest in Possehl and 509,820 of our common shares were issued in June 2014.
•	MFC Energy - In the third quarter of 2012, we expanded our integrated activities to the energy sector through the acquisition of MFC Energy. These activities include the development, production and processing of natural gas, NGLs and, to a far lesser degree, crude oil in Canada. The majority of such operations are located in the central fairway of the Western Canada Sedimentary Basin, primarily situated in the Province of Alberta. In the second quarter of 2014, we entered into a construction contract for the installation of a 16.5 MW natural gas power plant at MFC Energy's sour gas processing plant. For further information regarding our natural gas and oil facilities, please see “Item 4: Information on the Company — D. Property, Plants and Equipment – Natural Gas Interests”.

Our integrated operations include sourcing and supplying various products. To a lesser extent, we also act as an agent for our clients. Our operations often utilize innovative strategies and financing structures. We currently engage in purchases and sales with producers who are unable to effectively realize sales due to their specific circumstances.

Further, producers and end customers often work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such operations, we try to capture various product, financing and currency spreads. Through our operations, we have been able to develop long-standing relationships with producers, end customers and financiers and integrate them into our financial activities.

We generally source from Asia, Africa, Europe, North America, South America and the Middle East and we sell in global markets.

We provide supply chain services, logistics and other trade and finance services to producers and consumers of our products. These activities provide cost effective and efficient transportation, as well as payment terms accommodating working capital requirements for our customers and partners. They are supported by strategic direct and indirect investments in assets operating in our core businesses.

Our global supply chain business employs personnel worldwide and our main marketing office is located in Vienna, Austria. We also maintain offices in Canada, the United States, Mexico, Argentina, China, the United Arab Emirates, Croatia, Albania, Serbia, Norway, Germany, Luxembourg and Spain. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and other business activities in this segment are supported by a global network of agents and relationships, which provides us with worldwide sourcing and distribution capabilities.

We indirectly derive royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada, which commenced in 1956 and expires in 2055. The mine is operated by Cliffs Natural Resources Inc., referred to as “Cliffs”, which, in late 2014, announced the closure of the mine and, in the first quarter of 2015, commenced proceedings under the Companies' Creditors Arrangement Act (Canada), referred to as “CCAA”, with respect to its Canadian operations, including the subsidiary that holds a majority interest in its Wabush mine joint venture. While the Wabush mine is not directly a party to the CCAA proceedings, Cliffs has publicly disclosed that it may be included in any sales process.

Pursuant to the sub-lease, we are entitled to minimum lease payments of C$3.25 million per year until termination thereof. If Cliffs terminates the sub-lease, we intend to exercise our step-in rights and acquire the mine property pursuant to the terms thereof. In such event, under the terms of the sub-lease, we can elect to purchase certain infrastructure onsite at a then reasonable market price. There can be no assurance as to when and if the operator will provide notice of such termination. We are currently exploring opportunities for this asset with stakeholders and third parties. Please see Note 15 to our audited consolidated financial statements for the year ended December 31, 2014 for further information.

Investors are cautioned that we have not completed any technical reports, including reserve or resource estimates under Canadian National Instrument 43-101, referred to as “NI 43-101”, with respect to the mine. No final production decision has been made regarding the project in the event we re-take the mine property and any such decision will be based on studies demonstrating economic and technical viability.

We hold a 50% interest in the Pea Ridge Iron Ore Mine, located near Sullivan, Missouri, U.S.A., approximately 70 miles southwest of St. Louis, Missouri, U.S.A, which has not operated since 2001. In 2012, we completed an updated independent NI 43-101 compliant technical report, referred to as the “Pea Ridge Technical Report”. We are currently conducting additional analysis and investigations in respect of the project. In 2014 and 2013, we invested $0.9 million and $2.0 million of capital, respectively, to progress the project.

Readers should refer to the full text of the Pea Ridge Technical Report, titled “Technical Report on the PRR Mining Pea Ridge Property” dated August 13, 2012, for further information regarding the Pea Ridge Mine, a copy of which is available under our profile at www.sedar.com. The report was co-authored by Betty L. Gibbs, MMSA, and Derek Rance, P. Eng, of Behre Dolbear and Company (USA), Inc., both of whom are “qualified persons” and “independent” of our company, as such terms are defined in NI 43-101.

Trade finance and services

Our trade finance and services operations include third-party financing and other services, proprietary investing and our real property.

We utilize our established relationships with international financial institutions, insurers and factoring companies to provide flexible, customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arranges support for hedging and marketing of materials, financing and risk management solutions.

Our trade finance and services activities also include leveraging our marketing and financial experience and relationships to provide marketing services and trade finance services to our customers.

Our trade finance and services business generates revenues in the form of corporate and trade finance service fees and interest income. We also realize gains from time to time on our proprietary investments, upon their sale, the execution of an equity or debt restructuring or the completion of other forms of divestment.

We use our financial and management expertise to add or unlock value within a relatively short timeframe. Our trade finance and services activity is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall trade finance activities and are realized upon over time, sometimes taking more than one year. In addition, as part of our overall strategy, we often seek to acquire interests or establish relationships with producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, producers, or through contractual arrangements with them, including off-take agreements. To a degree, our trade finance and services and global supply chain businesses supplement each other, which results in synergies in our overall business activities.

Our activities include making proprietary investments through using our own capital and expertise to capture investment opportunities. We seek to participate in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. These activities take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Such activities are generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary supply chain and corporate finance capabilities can add or unlock value. Our investments in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as a result of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to, our global supply chain activities.

We consider opportunities where:

•	our existing participation in marketing and production provides expert insight;
•	we can obtain a satisfactory return of future capital investment; and
•	there are synergistic benefits with our existing business. Our philosophy is to utilize our financial strength to realize the commercial potential of assets in markets where we have a comprehensive understanding of the drivers of value.

All Other

Our all other segment includes our corporate and other operating segments and investments, which include financing joint ventures through our China-based subsidiaries and providing medical services, equipment and supplies.

   Company Strategy

Our primary and overriding business objective is to enhance value and create wealth for our shareholders. The key elements of our strategy include the following:

•	Expanding our Global Supply Chain Business. Since entering into the global supply chain business in 2010, we have pursued a long-term strategy to achieve critical mass by increasing our volumes, revenues and geographic reach. In furtherance of this strategy, from 2011 to 2014, we completed several strategic acquisitions and have increased our global supply chain segment revenues by over 185% from $474.9 million in 2011 to $1.4 billion in 2014 and expanded our platform, customer base and geographic reach.
•	Strategic Focus. We intend to grow our business by focusing on our trade finance and supply chain solutions businesses. Moving forward, we aim to grow these businesses by offering additional and complete trade finance services and solutions to our customers. We believe this will allow us to capitalize on cross-selling opportunities and synergies between our global supply chain and trade finance and services businesses. In furtherance of this strategy, we intend to partner with a European bank, which will become our in-house bank, enabling us to expand the services we provide to our customers and improve our profit margins. This will enable us to expand the supply chain solutions we currently offer our customers. We believe this will enhance our business and further strengthen our long-standing banking relationships.
•	Return Capital to Shareholders. We have determined to rationalize certain of MFC Energy’s assets and return the net proceeds to shareholders. Due to the decline of natural gas and natural gas liquids pricings, we have not adopted a specific timeline for this plan. Prior to declaring any distributions to our shareholders, we will repay any bank debt incurred to refinance the acquisition of these assets. The amount and timing of such distributions will depend on the timing of, and amounts received, in connection with the rationalization of such assets.
•	Investing in Undervalued Opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or where we perceive that our product and financial expertise and management can add or unlock value. These include investments in highly unstructured situations and in companies undergoing financial or operational stress. Such investments often involve severe time constraints and, given our liquid resources, we are well positioned to capitalize on such opportunities. Unlike traditional companies in the financial services sector, our investing is generally not passive.
•	Geographic Scope of Operations. We operate globally, so we supply a diversified range of products to our customers, develop new relationships with producers and consumers and selectively target new business and investment opportunities worldwide.
•	Financial Profile. We seek to maintain our fiscal profile, so we can access necessary financing on competitive terms. In addition, we believe our disciplined fiscal approach helps us to manage acquisition risks and maintain a high level of liquidity.

•	Risk Approach. We have adopted policies intended to mitigate and manage price and counterparty risks associated with our supply chain activities. For example, a substantial portion of our inventory is, at any time, under contract for sale at a pre-determined price. We also reduce the risk of non-payment by customers by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers.

   Competitive Strengths

We believe that our competitive strengths include the following:

•	International Capabilities. Unlike other similarly sized companies, we have sought to develop a broad geographic scope rather than focusing on any one particular market. While many of our larger competitors have greater presences in more international markets, including investment banks, trading firms, brokerage firms, commercial banks and hedge funds, we believe our smaller size and collegiality allow us to work as a team on cross-border transactions better than many of our competitors.
•	Liquidity. Liquidity is of critical importance to our business and is key to strategic acquisitions for further expansion. We therefore maintain liquidity in order to be able to capitalize on business opportunities in time sensitive transactions, fund our core businesses, continue to generate revenues and fund a broad range of potential cash outflows in stressed environments, including financing obligations. Our approach to liquidity allows us to meet immediate obligations, without needing to sell other assets or depend on additional funding from credit-sensitive markets, and affords us significant flexibility in structuring our affairs and managing through difficult funding environments. Historically, we have funded our businesses with cash generated from our operations and borrowings.
•	Independence. We are an independent company managed by our directors and officers, rather than part of a larger, diversified financial services institution. Such financial services companies can develop conflicts with their clients due to the large number of customers they service, their own investment and trading positions and the broad range of products and services they offer. We believe that awareness of these potential conflicts has heightened and that such awareness has resulted in increased opportunities for independent firms like us in respect of merger, acquisition, restructuring and similar transactions.
•	Management. We believe that our management is experienced in the global supply chain business, including critical expertise with respect to our specialized financial services and corporate finance services internationally, including expertise in corporate restructurings and mergers and acquisitions.
•	Integrated Service Approach. We believe our logistics and financing activities allow us to provide a full-service solution to our supply chain customers and suppliers. We are able to provide our customers and suppliers assistance with transportation and logistics as well as trading, hedging, financing and risk management services.
•	Operating Structure Allows Prompt Response to Investment Opportunities. We have a lean operating structure and are therefore able to quickly assess whether a business venture represents an appropriate investment for us, responding promptly to all desirable business opportunities. We carefully select the business opportunities we investigate and do not move forward unless we have a high level of confidence that the opportunities fit within our objectives and core competencies.

   Competitive Conditions

All segments of our business are intensely competitive and we expect them to remain so.

Our global supply chain business is relatively small compared to our competitors in the sector. Many of our competitors have far greater financial resources, a broader range of products and sources of supply, larger customer bases, greater name recognition and marketing resources, a larger number of senior professionals to serve their clients' needs, greater global reach and more established relationships with clients than we do. These competitors may be better able to respond to changes in business conditions, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. Further, many companies are engaged in the acquisition of resource interests. We may also be at a competitive disadvantage in acquiring such properties and interests, as many of our competitors may have greater financial resources and technical staff. Accordingly, there can be no assurance that we will be able to compete successfully against other companies in acquiring additional interests and resource properties.

The scale of our competitors in the trade finance and services business has increased in recent years as a result of substantial consolidation among companies, especially in the banking and financial industries. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support their businesses with other services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses.

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

C. Organizational Structure

The following table describes our direct and indirect material subsidiaries as at the date hereof, their respective jurisdictions of organization and our interest in respect of each subsidiary. The table excludes subsidiaries that only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets do not materially impact our consolidated results and net assets.

Subsidiaries	Country of Incorporation	Proportion of Voting Interest(1)
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Services GmbH	Austria	100%
IC Managementservice GmbH	Austria	100%
International Trade Services GmbH	Austria	100%
MFC Commodities Trading GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Kasese Cobalt Company Limited	Uganda	75%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
Brock Metals s.r.o.	Slovakia	100%
M Financial Corp.	Barbados	100%
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China	100%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%
MFC Corporate Services AG	Switzerland	100%
KHD Humboldt Wedag International GmbH	Austria	100%
MFC Energy Holding Austria GmbH	Austria	100%
MFC Energy Austria GmbH	Austria	100%
GPT Global Pellets Trading GmbH	Austria	100%
MFC Energy Corporation	Canada	100%
MFC Resource Partnership	Canada	100%
MFC Processing Partnership	Canada	100%
MFC Resources Inc.	U.S.	100%
Possehl Mexico S.A. de C.V.	Mexico	100%
MFC Holding Norway AS	Norway	100%
Fesil AS	Norway	100%
Fesil Sales AS	Norway	100%
Fesil Rana Metall AS	Norway	100%
Fesil Sales GmbH	Germany	100%
Fesil Sales SA	Luxembourg	100%
Specialty Superalloys Inc.	U.S.	75%
F.J. Elsner Trading Gesellschaft mbH	Austria	100%

Note:

(1)	Percentages rounded to nearest whole number. Our proportional voting interests are identical to our proportional beneficial interests, except for a non-wholly owned subsidiary in Africa from which we derive a 100% beneficial interest resulting from holding a shareholder loan.

D. Property, Plants and Equipment

   Office Space

Our principal office is located at Suite 1860 – 400 Burrard Street, Vancouver, British Columbia V6C 3A6, Canada. We also maintain offices in: Vienna, Austria; Beijing and Shanghai, China; Pittsburgh and New York, U.S.A.; Mexico City, Mexico; Buenos Aires, Argentina; Calgary, Canada; Dubai, United Arab Emirates; Zagreb, Croatia; Tirana, Albania; Belgrade, Serbia; Duisburg, Germany; Ranheim, Norway; Alzingen, Luxembourg; and Madrid, Spain.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2015. Should we require additional space at that time or prior thereto, we believe that such space can be secured on commercially reasonable terms.

   Ferrosilicon Production Facility

On April 1, 2014, we acquired FESIL, including its ferrosilicon production plant located in Mo i Rana, Norway. Through its production plant, FESIL produces a range of ferrosilicon products, including granulated and refined qualities (high and semi-high purity), which make up the bulk of its production. Annual capacity of the plant's furnaces is approximately 80,000 metric tonnes of ferrosilicon and 23,000 metric tonnes of microsilica. The facility is certified according to ISO 9001 and ISO 14001. The majority of FESIL's ferrosilica production is sold by its sales offices to customers, which include established steelworks, aluminum and iron foundries and chemical groups.

   Royalty and Lease Interest

We participate in a royalty interest as the holder of a mining sub-lease upon which the Wabush iron ore mine is situated. For a discussion of the royalty interest, please see “Item 4: Information on the Company — B. Business Overview — Business Segments – Global Supply Chain”.

   Natural Gas Interests

We are active in the energy sector through the development, production and processing of natural gas and NGLs in western Canada. The majority of such operations are located in the central fairway of the Western Canada Sedimentary Basin, primarily situated in the Province of Alberta. As at December 31, 2014, we had an interest in 1,181 producing natural gas wells, one non-producing natural gas well, 137 producing oil wells, three non-producing oil wells and a land position that included 247,292 net working interest undeveloped acres. Our assets are situated in the following areas of the Western Canada Sedimentary Basin: (i) the Rock Creek sands and other Cretaceous sands in the Niton area of central Alberta; (ii) the Cretaceous and Tertiary sands in Okotoks and Southern Alberta; (iii) the Mannville sands in the High River area of southern Alberta; and (iv) the deeper, Belly River sands in the Callum area of southern Alberta.

The Niton area includes multi-zone, liquids-rich, tight gas plays with production to date primarily coming from Rock Creek and Ellerslie sandstones. We have a large number of mineral agreements that cover specific zonal rights in this area. As at December 31, 2014, we had an average 67% working interest in 88,219 gross acres of land to the base of the Rock Creek Member of the Fernie Group. The Niton area has other productive zones that provide opportunities to expand our development base by moving into other geological horizons. These zones lie above the Rock Creek and include the Wilrich and Notikewin sandstones of the Upper Mannville and Spirit River Group.

The Southern Plains is comprised primarily of multi Belly River sands along with upper Edmonton Group coal bed methane formations. As well, in select areas of Southern Alberta, there are productive Mannville sands. As at December 31, 2014, we controlled 406,426 gross acres of land at an average 87% working interest, which provides a significant multi-year, low risk natural gas drilling inventory. Infrastructure is in place in the area for future production increases.

Our High River asset is primarily a low to medium permeability Basal Quartz channel sandstone pool, which is the southern Alberta extension of the Lower Cretaceous Deep Basin gas trend.

We also have interests in natural gas infrastructure. Overall, we operate over 42,000 horsepower of compression totaling 200 mmcf/d of available field compression capacity, having over 85 mmcf/d of operated processing capacity and over 2,300 km of pipeline infrastructure in place. Key facilities are as follows:

•	MFC Sour Gas Processing Plant – We own the MFC sour gas processing plant and gas gathering system through our ownership of MFC Processing Partnership, referred to as “MPP”. The MPP sour gas processing plant is located in the High River area and currently has production capacity of 90 mmcf/d (licensed plant capacity) of sour natural gas and 45 mmcf/d of sweet natural gas. Additionally, in April 2015, we will be commissioning the recently installed 16.5 MW natural gas power project at the processing plant.

•	High River – In the High River area there is 9,150 horsepower installed with a gas compression capacity of 42.5 mmcf/d and 270 km of pipeline infrastructure in place. Volumes are all produced through the MPP gas gathering system and sour gas processing plant.
•	Southern Alberta Foothills – The Callum and Cowley gas processing plants with 100% plant ownership are currently capable of compressing 10 mmcf/d and ultimately processing 50 mmcf/d through the two existing facilities with the addition of field and/or plant compression. There is currently over 60 km of pipeline infrastructure in the operating area with minimal third party infrastructure in place.
•	Edson, Niton, and McLeod – This foothills area property has compression capacity of 23 mmcf/d utilizing over 6,400 horsepower, including the MFC Energy's McLeod River gas processing plant with 23 mmcf/d of capacity with 100% plant ownership. Additionally, there is over 185 km of pipeline infrastructure in the area. In November 2013, we entered into an agreement, referred to as the “Participation Agreement”, with an oil and gas operator, pursuant to which the operator committed to spending a minimum of C$50.0 million to drill a total of 12 net wells over an initial three-year term. Drilling under the Participating Agreement is primarily focused on our undeveloped reserves at Niton. Please see below for further information regarding the Participation Agreement.
•	Shallow Gas Properties – Our shallow gas infrastructure consists of over 100 mmcf/d of compression capacity utilizing 18,000 horsepower with over 1,200 km of pipeline infrastructure in place. Final processing gas volumes are linked into the Nova/TransCanada pipeline systems at multiple sales locations.

In the second quarter of 2014, we entered into an agreement with a contractor for the design, construction, supply and installation of a 16.5 MW natural gas power plant at our sour gas processing plant. Upon completion, the plant will supply our processing plant's electrical needs, with excess power being sold into the grid based on Alberta Electricity System Operator's rates. The project is designed to cost approximately C$25.2 million, with final commissioning expected to occur in the first half of 2015.

Gas Reserves

We retained GLJ Petroleum Consultants, referred to as “GLJ”, to evaluate and prepare a report on our natural gas properties. All of our reserves are located in Alberta, Canada. Please refer to Exhibit 15.3 of this annual report on Form 20-F for GLJ's report on their evaluation and methodology.

The following table sets forth our gross (working interest reserves, before royalty) and net (working interest reserves, including royalty) reserves as at December 31, 2014.

	Reserves as of December 31, 2014
Category	Natural Gas		NGLs		Crude Oil		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(mmcf)		(mbbl)		(mbbl)		(mboe)
Proved
Developed Producing	131,732	110,285	2,419	1,586	839	607	25,213	20,573
Developed Non-Producing	5,543	4,795	31	22	—	—	955	821
Undeveloped	39,625	33,855	1,122	818	311	243	8,038	6,704
Total Proved	176,900	148,935	3,572	2,426	1,150	850	34,206	28,099
Probable
Probable Developed	38,844	32,427	821	522	218	161	7,513	6,088
Probable Undeveloped	67,425	56,643	1,617	1,143	402	296	13,257	10,880
Total Probable	106,269	89,070	2,438	1,665	620	458	20,770	16,968

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

Our policies and practices regarding internal controls over the recording of reserves are structured to objectively and accurately estimate our gas and oil reserve quantities and present values in compliance with the SEC's regulations and financial reporting standards. Our controls over reserve estimates included retaining GLJ as our independent petroleum and geological engineering firm. We provided information about our gas and oil properties, including production profiles, prices and costs, to GLJ, and they prepared their own estimates of the reserves attributable to our properties, as at December 31, 2014. All of the information regarding reserves in this annual report on Form 20-F is derived from the report prepared by GLJ. The principal engineer at GLJ is Myron Hladyshevsky, P. Eng., who was responsible for preparing our reserve estimates, has over 30 years of experience in the oil and gas industry and is a professional engineer registered in the Province of Alberta, Canada. He is also a member of the Society of Professional Engineers in the Province of Alberta. GLJ's reserve estimates are reviewed by our technical personnel and management and members of our and MFC Energy's boards of directors meet with such personnel to discuss matters and policies related to our reserves.

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

As at December 31, 2014, our reserve estimates included 8,038 mboe (6,704 mboe on a net basis) of reserves classified as proved undeveloped, compared to 3,415 mboe (2,891 mboe on a net basis) as of December 31, 2013. The increase in proved undeveloped reserves compared to last year is attributed to the higher constant price in 2014 versus 2013.

Production, Prices and Costs

In the year ended December 31, 2014, we produced 16,528 mmcf of natural gas, 311 mboe of NGLs and 116 mbbl of crude oil, for total production of hydrocarbons of 3,182 mboe, compared to 17,522 mmcf of natural gas, 356 mboe of NGLs and 118 mbbl of crude oil, for total production of hydrocarbons of 3,396 mboe on a net working interest basis in the same period of 2013 and 6,478 mmcf of natural gas, 106 mboe of NGLs and 52 mbbl of crude oil for the period from September 7, 2012, the date we commenced consolidating MFC Energy, until December 31, 2012. We also produced 55,232 tons of sulphur as a byproduct of our hydrocarbon production activities in the year ended December 31, 2014, compared to 55,051 tons in the same period of 2013 and 16,472 tons in the period from September 7, 2012 to December 31, 2012. Our total production, including hydrocarbons and sulphur, was 3,237 mboe on a net working interest basis for the year ended December 31, 2014, compared to 3,451 mboe for the same period in 2013. Total production of natural gas, NGLs and crude oil decreased primarily due to natural decline rates. The foregoing amounts are on a net working interest basis, less royalties.

The following table sets forth our average daily production by field for the years ended December 31, 2014 and 2013 and the period from September 7, 2012, the date we commenced consolidating MFC Energy, to December 31, 2012:

	Years Ended December 31
	2014				2013				September 7, 2012 to December 31, 2012
Area	Natural Gas (mcf/d)	NGLs (bbl/d)	Crude Oil (bbl/d)	Total (boe/d)	Natural Gas (mcf/d)	NGLs (bbl/d)	Crude Oil (bbl/d)	Total (boe/d)	Natural Gas (mcf/d)	NGLs (bbl/d)	Crude Oil (bbl/d)	Total (boe/d)
High River	11,755	272	4	2,235	12,812	262	8	2,405	14,852	281	12	2,769
Okotoks	5,409	49	—	950	4,664	52	—	829	5,386	62	—	960
Callum/Cowley	2,967	25	—	520	3,357	32	1	593	3,671	26	—	638
Niton	10,144	428	65	2,184	11,712	492	81	2,525	12,910	532	105	2,788
Other (Southern Alberta)	15,007	78	249	2,828	15,461	138	236	2,951	19,030	13	331	3,515
Total	45,282	852	318	8,717	48,006	976	326	9,303	55,849	914	448	10,670

The following tables set forth our average sales prices, operating costs, royalty amounts and transportation costs for each of the periods indicated:

	Year Ended December 31, 2014
Area	Natural Gas (C$mcf/d)	NGLs (C$bbl/d)	Crude Oil (C$bbl/d)	Total Hydro- Carbons (C$boe/d)	Sulphur (C$mcf/d)
Price(1)	4.82	79.69	90.80	36.16	150.38
Royalties	0.84	28.71	23.14	8.00	25.19
Operating costs	N/A	N/A	N/A	13.46	N/A
Transportation costs	0.16	7.44	3.27	1.67	73.04

Note:

(1)	Excludes third-party processing fees.
	Year Ended December 31, 2013
Area	Natural Gas (C$mcf/d)	NGLs (C$bbl/d)	Crude Oil (C$bbl/d)	Total Hydro- Carbons (C$boe/d)	Sulphur (C$mcf/d)
Price(1)	3.46	77.30	84.98	28.92	64.83
Royalties	0.62	26.74	20.78	6.76	10.21
Operating costs	N/A	N/A	N/A	12.38	N/A
Transportation costs	0.14	5.68	2.29	1.39	—

Note:

(1)	Excludes third-party processing fees.
	September 7, 2012 to December 31, 2012
Area	Natural Gas (C$mcf/d)	NGLs (C$bbl/d)	Crude Oil (C$bbl/d)	Total Hydro- Carbons (C$boe/d)	Sulphur (C$mcf/d)
Price(1)	3.12	76.58	78.90	26.64	71.80
Royalties	0.47	26.40	17.73	5.47	13.05
Operating costs	N/A	N/A	N/A	8.20	N/A
Transportation costs	0.13	6.12	4.64	1.29	—

Note:

(1)	Excludes third-party processing fees.

Our operating costs per boe increased in 2014 primarily as a result of fixed costs spread over lower production volumes due to natural declines.

In addition, we generated third party processing revenues of C$5.5 million during the year ended December 31, 2014, compared to C$4.2 million in the same period of 2013.

Transportation costs per boe increased in 2014 primarily as a result of higher gas transmission rates, trucking NGL volumes large distances due to processing constraints and incremental sulphur shipping costs due to sales occurring “FOB” Vancouver versus at the plant gate in 2013.

Present Activities and Productive Wells

We did not drill any wells during the period from September 7, 2012 to December 31, 2013 or during the year ended December 31, 2014, other than pursuant to the Participation Agreement described below.

In November 2013, we entered into the Participation Agreement with a natural gas operator, pursuant to which the operator has committed to spending a minimum of C$50.0 million to drill a total of 12 net wells over an initial three-year term. Such drilling is primarily focused on our undeveloped oil and gas properties located in the Niton area of Alberta, Canada. Under the terms of such agreement, the operator pays 100% of the costs required to drill and complete each well. If any of the initial 12 net wells achieves continuous production, we may elect to: (i) participate for up to a 30% interest in the well by reimbursing the operator 25% of the costs of such well; or (ii) receive a 10% gross royalty on production. Additionally, any gas produced from a large proportion of these wells will be processed exclusively by our existing processing facility in the area. We believe that this arrangement provides us with the opportunity to further advance our undeveloped properties at minimal investment risk and, at the same time, provide a potential source of revenue expansion through royalty and processing arrangements. The operator commenced its program under the Participation Agreement in the first quarter of 2014 and has drilled and completed six gross wells on our lands in the Niton area, with five such wells having been tied in with production from four of such wells flowing through our facilities in the area. We elected to receive the 10% gross royalty on such production.

In 2015, we initiated a program to curtail production on certain of our wells with the goal of preserving long-term natural gas reserves during the currently weakened pricing environment. To date, this program has focused on our properties in central Alberta that produce a higher proportion of natural gas liquids because, while we are able to hedge natural gas in a liquid market, we are not able to effectively hedge natural gas liquids.

In 2014, we recognized a non-cash impairment loss of $28.6 million (before an income tax recovery of $7.2 million) in connection with our hydrocarbon resources as a result of the decline in the long-term hydrocarbon price forecasts that we utilize to discount the present value of our reserves. With a lower pricing environment the discounted value of these resources declined.

The following table summarizes the location of our interests as at December 31, 2014 in natural gas and crude oil wells that are producing or that are mechanically capable of production and have economic reserves assigned to them:

Area	Producing Natural Gas Wells		Non-producing Natural Gas Wells(1)		Producing Crude Oil Wells		Non-producing Crude Oil Wells(1)		Total Wells
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Niton	139	103	—	—	12	9	—	—	151	112
High River	146	127	—	—	2	2	—	—	148	129
Okotoks	25	24	—	—	—	—	—	—	25	24
Callum/Cowley	25	24	—	—	—	—	—	—	25	24
Other (Southern Alberta)	846	563	1	1	123	28	3	1	973	593
Total wells	1181	841	1	1	137	39	3	1	1322	882

Note:

(1)	A portion of the non-producing wells are wells considered capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

The following table sets forth the acreage of our gross and net developed and undeveloped gas and oil properties and, with respect to undeveloped gas and oil properties, expiration dates as at December 31, 2014:

Area	Gross Acres	Net Acres
Alberta, Canada
Developed	481,843	409,146
Undeveloped	218,987	168,135
Montana, U.S.A.
Undeveloped	79,157	79,157
Total
Developed	481,843	409,146
Undeveloped	298,144	247,292

The leases respecting our undeveloped properties in Montana are scheduled to expire in March 2017 if no development occurs in relation thereto.

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

We are subject to decommissioning obligations in connection with our ownership interests in hydrocarbon assets, including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on our net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. We have estimated the net present value of total decommissioning obligations to be $144.9 million as at December 31, 2014.

ITEM 4A:   UNRESOLVED STAFF COMMENTS

None.

ITEM 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2014, 2013 and 2012 should be read in conjunction with our audited consolidated financial statements and related notes included in this annual report on Form 20-F. Our consolidated financial statements included in this annual report on Form 20-F were prepared in accordance with IFRS. As a result of adjustments and an error correction made in the third quarter of 2013 during the measurement period for the acquisition of MFC Energy, bargain purchase and certain expense accounts have been restated for the year ended December 31, 2012. Please see Notes 3 and 38 to our audited consolidated financial statements for the year ended December 31, 2014 for further information.

General

We are a global supply chain company that utilizes innovative finance alongside sophisticated customized structured solutions to facilitate the working capital and other requirements of our customers. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing activities are generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, asset prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in trade finance such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms, insurance companies and other trade companies engaged in supply chain activities in Europe, Asia and globally.

Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

A majority of our revenues is derived from our global supply chain operations. The remaining portions are generally derived from financial services, sales of properties and net gains on securities.

We view our net book value per share as a key indicator of our overall financial performance. Our net book value as at December 31, 2014, 2013 and 2012 is set forth below:

	December 31, 2014(1)	December 31, 2013	December 31, 2012
	(United States dollars in thousands, except per share amounts)
Net book value	$670,388	$699,570	$730,587
Net book value per share	10.63	11.18	11.68

Note:

(1)	Our net book value per share was negatively impacted by the translation effect of a lower Euro and Canadian dollar against the United States dollar, which resulted in a net $19.9 million currency translation adjustment loss under other comprehensive income within equity, and as a result of a $21.4 million non-cash impairment loss on our hydrocarbon properties (net of deferred tax recovery) in 2014.

Business Environment

Our financial performance is, and our consolidated results in any period can be, materially affected by global economic conditions and financial markets generally.

A favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets or a combination of these or other factors.

While the global economic outlook has improved, ongoing global economic conditions and uncertainties, including slower economic growth in China and continuing economic uncertainty in Europe, continued to impact markets and cause significant volatility in commodity prices in 2014. For example, the steel sector has seen a drop in producer stocks, which has negatively impacted prices and supply chain volumes.

Natural gas prices increased in 2014 with AECO prices averaging approximately 40.0% higher than 2013 levels. Strong demand for natural gas, stemming from a colder-than-normal winter, negatively impacted storage inventories and resulted in a sharp price increase in the first quarter of 2014. In the second quarter of 2014, natural gas supply levels increased and inventories reached levels that are currently viewed as being adequate to satisfy the expected level of demand into 2015. In the fourth quarter of 2014 AECO gas prices averaged approximately 5% lower than average prices in the prior quarter. From time to time, we may enter into hedging transactions to manage pricing risks for our products. In December 2013, to hedge the volatility and the organically long nature of our natural gas subsidiary, we entered into a short position of long-term NYMEX natural gas futures with a notional value of approximately $50 million. In January and February of 2014, as natural gas prices continued to rise, we increased our position using shorter-duration derivatives. During the second and third quarters of 2014, these positions were covered as natural gas prices declined and, as at December 31, 2014, we no longer had such position. In 2015, we commenced hedging our natural gas production with AECO based Canadian dollar futures to protect against further price declines in the near-term.

We operate internationally and therefore our financial performance and position are impacted by changes in the United States dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro and the Canadian dollar. Changes in currency rates affect our financial performance and position because our European and Canadian subsidiaries' assets, liabilities, revenues and operating costs are denominated in the Euro and the Canadian dollar, respectively. Accordingly, a weakening of the United States dollar against the Euro and Canadian dollar would have the effect of increasing the value of such assets, liabilities, revenues and operating costs when translated into United States dollars, our reporting currency. Conversely, a strengthening of the United States dollar against these currencies would have the effect of decreasing such values.

As at December 31, 2014, the United Sates dollar had strengthened by 13.9% and 9.1% against the Euro and Canadian dollar from the end of 2013. Such strengthening negatively impacted our asset values (net of liabilities) as at December 31, 2014. As a result, we recognized a net $19.9 million currency translation adjustment loss under other comprehensive income within equity in 2014, compared to $31.4 million and $7.9 million in 2013 and 2012, respectively.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2014, 2013 and 2012:

	Years Ended December 31,
	2014(1)		2013		2012
	(United States dollars in thousands, except per share amounts)
Net sales	$1,402,258		$806,831		$479,507
Gross revenues	1,411,786		813,938		485,659
Costs and expenses	1,402,397	(2)	795,213		512,984
Costs of sales and services	1,271,060		710,355		406,708
Impairment of available-for-sale securities	294		517		4,265
Impairment of hydrocarbon and resource properties	28,618		6,077		42,631
Selling, general and administrative expense	85,505		63,092		47,737
Share-based compensation expense	383		—		9
Bargain purchase	—		—		218,679
Finance costs	16,537		15,172		11,634
Income (loss) from operations	9,389	(2)	18,725	(2)	(27,325	)(3)
Net income(4)	838	(2)	9,665	(2)	200,144	(3)
Earnings per share:
Basic	0.01	(2)	0.15	(2)	3.20	(3)
Diluted	0.01	(2)	0.15	(2)	3.20	(3)

Notes:

(1)	We consolidated the operations of Elsner and FESIL from March 31 and April 1, 2014, respectively.
(2)	Includes a non-cash impairment loss on our hydrocarbon properties of $21.4 million (net of deferred tax recovery), or $0.34 per share on a basic and diluted basis, in 2014 and $4.5 million (net of deferred tax recovery), or $0.07 per share on a basic and diluted basis, in 2013.
(3)	Includes a non-cash impairment loss on our inventories and resource properties of $48.2 million (net of income tax recovery), or $0.77 per share on a basic and diluted basis, in 2012.
(4)	Net income attributable to our shareholders.

The following table provides a breakdown of gross revenues for each of the years ended December 31, 2014, 2013 and 2012:

	Years Ended December 31,
	2014(1)	2013	2012(2)
	(United States dollars in thousands)
Supply chain products and services	$1,355,675	$768,795	$443,055
Fees	7,503	9,440	8,389
Gains on securities	4,728	6,318	1,150
Interest	4,326	2,385	10,489
Dividends	7	295	360
Equity income	9,528	7,107	6,152
Other	30,019	19,598	16,064
Gross revenues	$1,411,786	$813,938	$485,659

Notes:

(1)	We consolidated the operations of Elsner and FESIL from March 31 and April 1, 2014, respectively.
(2)	We consolidated the operations of MFC Energy from September 7, 2012.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

The following is a breakdown of our gross revenues by segment for each of the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013
	(United States dollars in thousands)
Gross Revenues:
Global supply chain	$1,372,503	$778,487
Trade finance and services	12,299	12,568
All other	26,984	22,883
	$1,411,786	$813,938

The following charts illustrate our revenues by business segment and geographic distribution in the fiscal year ended December 31, 2014:

Based upon the yearly average exchange rates for 2014, the United States dollar increased by approximately 0.01% and 7.2% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates in 2013. As at December 31, 2014, the United States dollar had increased by approximately 13.9% against the Euro and 9.1% against the Canadian dollar since December 31, 2013.

Revenues in 2014 increased to $1.4 billion (consisting of net sales of $1.4 billion and equity income from medical joint ventures and an associate of $9.5 million) from $813.9 million (consisting of net sales of $806.8 million and equity income from medical joint ventures of $7.1 million) in 2013, primarily as a result of organic growth in certain product lines and an overall increase in supply chain revenue (see below) due to the consolidation of our recent acquisitions in the second quarter of 2014 and an increase in average natural gas prices between 2013 and 2014. As a substantial portion of our revenues are generated in Euros and Canadian dollars, the weakening of the Euro and Canadian dollar against the United States dollar negatively impacted our results of operations for 2014.

Revenues for our global supply chain business were $1.4 billion in 2014, compared to $778.5 million in 2013, primarily as a result of organic growth in certain product lines and the consolidation of our recent acquisitions in the second quarter of 2014. In addition, higher natural gas prices in 2014 and increased revenues from wood products were partially offset by lower revenues from our royalty interest in a mining sub-lease and the negative impact of the higher U.S. dollar against the Euro and Canadian dollar.

During 2014, gross revenues generated by our royalty interest decreased to approximately $11.0 million from approximately $25.7 million in 2013 as a result of a decrease in shipments from the mine to 1.3 million tons in 2014 from 2.8 million tons in 2013.

In late 2014, the operator of the Wabush mine closed the mine. We reviewed related information and performed a sensitivity analysis on the expected future cash flows from our royalty interest. Based upon our review and impairment analysis, we determined that the fair value of our interest in the Wabush mine was above our current carrying value, and therefore we concluded that an impairment loss was not required as at December 31, 2014. We continue to monitor the situation as it develops. In the event that the mine is closed for a prolonged period or if other circumstances change, we may re-assess the value of this asset in the future. Please see Note 15 of our audited consolidated financial statements for the year ended December 31, 2014 for further information.

Revenues for our trade finance and services business were $12.3 million in 2014, compared to $12.6 million in 2013.

Revenues for our all other segments were $27.0 million in 2014, compared to $22.9 million in 2013.

Costs of sales and services increased to $1.3 billion in 2014 from $710.4 million in 2013, primarily as a result of the consolidation of our recent acquisitions in the second quarter of 2014. The following is a breakdown of our costs of sales and services for each of the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013
	(United States dollars in thousands)
Supply chain products and services	$1,269,349	$705,951
Credit losses on loans and receivables	3,935	4,671
Fair value loss on investment property	121	—
Market value increase on commodity inventories	(3,777)	(5,342)
Gain on derivative contracts, net	(9,319)	(4,488)
Write-off of inventories	149	—
Other	10,602	9,563
Total cost of sales and services	$1,271,060	$710,355

The gain on derivative contracts of $9.3 million primarily resulted from commodity and currency derivatives and our natural gas futures. Please see “Item 5: Operating and Financial Review and Prospects — Business Environment” for additional information.

Selling, general and administrative expenses, excluding share-based compensation, increased to $85.5 million in 2014 from $63.1 million in 2013. The increase was primarily as a result of our recent acquisitions in the second quarter of 2014, expansion to new geographies and markets and certain restructuring and severance expenses.

During 2014, finance costs increased to $16.5 million from $15.2 million in 2013 as a result of increased borrowings in our supply chain business, offset partially by lower accretion on our decommissioning obligations.

In 2014, we recognized $0.4 million of share-based compensation expense as a result of the granting of stock options to employees during the year, compared to $nil in 2013.

We recognized a non-cash impairment loss on hydrocarbon properties of $28.6 million (before an income tax recovery of $7.2 million) in 2014 in connection with our hydrocarbon reserves as a result of a decline in pricing, compared to $6.1 million in 2013.

Impairment of available-for-sale securities was $0.3 million in 2014, compared to $0.5 million in 2013. This represented an other-than-temporary decline in the value of our investment portfolio.

In 2014, we recognized a net foreign currency transaction loss of $5.5 million, compared to $1.8 million in 2013, in the consolidated statement of operations. This loss was primarily non-cash and relates to the settlement of certain intercompany accounts of subsidiaries with different functional currencies in pursuit of fiscally responsible strategies. To a lesser extent, we recognized a net currency translation loss on monetary assets and liabilities of subsidiaries which were denominated in currencies other than their functional currencies.

We recognized an income tax recovery (other than resource property revenue taxes) of $0.7 million in 2014, compared to an expense of $1.6 million in 2013. Our statutory tax rate was 26.0% in 2014, compared to 25.75% in 2013, and our effective tax rates are lower than our statutory tax rates in the current period. The income tax paid in cash (excluding resource property revenue taxes) during 2014 was $4.4 million, compared to $2.2 million in 2013. Our income tax paid in cash includes certain mandatory prepayments in certain jurisdictions that we expect to recover upon submission of financial statements for the fiscal year.

We also recognized resource property revenue taxes of $2.4 million in 2014, compared to $5.0 million in 2013. The resource property revenues tax rate was 20% on our gross royalty revenue, which was deducted at source and reduced by 20% of deductible expenses. The decrease in taxes was primarily a result of a decrease in gross royalty revenues in the current period.

Overall, we recognized an income tax expense of $1.7 million (recovery of income taxes of $0.7 million and resource property revenue taxes of $2.4 million) in 2014, compared to an income tax expense of $6.6 million (provision for income taxes of $1.6 million and resource property revenue taxes of $5.0 million) in 2013.

In 2014, our income attributable to shareholders was $0.8 million, or $0.01 per share on a basic and diluted basis, after giving effect to a non-cash impairment loss on hydrocarbon properties of $21.4 million (net of deferred tax recovery), or $0.34 per share on a basic and diluted basis, compared to $9.7 million, or $0.15 per share on a basic and diluted basis, in 2013 after giving effect to a non-cash impairment loss on hydrocarbon properties of $4.5 million (net of deferred tax recovery), or $0.07 per share on a basic and diluted basis.

In 2014, our Operating EBITDA increased by 16.5% to $76.2 million, or $1.21 per share on a basic and diluted basis, from $65.4 million, or $1.04 per share on a basic and diluted basis, in 2013. Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and the non-cash impairment of hydrocarbon properties.

Our net income, before the impact of non-cash impairment, in 2014 was $22.2 million, or $0.35 per share on a basic and diluted basis, compared to $14.2 million in 2013, or $0.23 per share on a basic and diluted basis. Net income, before the impact of non-cash impairment, is defined as net income attributable to shareholders plus the non-cash impairment of hydrocarbon properties, net of income taxes.

Operating EBITDA and net income, before the impact of non-cash impairment, are not measures of financial performance under IFRS and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS.

The following is a reconciliation of our net income attributable to shareholders to Operating EBITDA and net income, before the impact of non-cash impairment.

	Years Ended December 31,
	2014	2013
Operating EBITDA	(United States dollars in thousands)
Net income	$2,068	$9,502
Income taxes	1,714	6,577
Finance costs	16,537	15,172
Amortization, depreciation and depletion	27,246	28,085
Impairment of hydrocarbon properties	28,618	6,077
Operating EBITDA	$76,183	$65,413

Net Income, Before the Impact of Non-Cash Impairment
Net income	$838	$9,665
Impairment of hydrocarbon properties, net of income taxes	21,401	4,516
Net income, before the impact of non-cash impairment	$22,239	$14,181

Please see “Non-IFRS Financial Measures” for additional information.

   Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

The following is a breakdown of our gross revenues by segment for each of the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012
	(United States dollars in thousands)
Gross Revenues:
Global supply chain	$778,487	$455,898
Trade finance and services	12,568	11,751
All other	22,883	18,010
	$813,938	$485,659

The following charts illustrate our revenues by business segment and geographic distribution in the fiscal year ended December 31, 2013:

Based upon the yearly average exchange rates for 2013, the United States dollar decreased by approximately 3.2% and increased by approximately 3.0% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates in 2012. As at December 31, 2013, the United States dollar had decreased by approximately 4.3% against the Euro and had increased by approximately 6.9% against the Canadian dollar since December 31, 2012.

Revenues in 2013 increased to $813.9 million (consisting of net sales of $806.8 million and equity income from medical joint ventures of $7.1 million) from $485.7 million (consisting of net sales of $479.5 million and equity income from medical joint ventures of $6.2 million) in 2012, primarily as a result of increased supply chain sales resulting from the acquisition of MFC Energy in 2012 and MFCR and Possehl in 2013 and increased transactions in wood pellets in Europe through longer term off-take agreements. As the Euro was relatively stable during 2013, currency fluctuations had no material impact on our revenues when Euro-denominated revenues were translated into U.S. dollars.

Revenues for our global supply chain business were $778.5 million in 2013, compared to $455.9 million in 2012, primarily as a result of increased supply chain sales due to increases in both volumes and prices on some products and the consolidation of MFC Energy, MFCR and Possehl.

During 2013, gross revenues generated by our royalty marginally decreased to approximately $25.7 million from approximately $29.1 million in 2012. This decrease in gross royalty revenues was mainly attributable to a lower tonnage of shipments in 2013. A total of 2.8 million tons and 3.2 million tons of iron ore products were shipped in 2013 and 2012, respectively.

Our global supply chain operations were adversely affected by historically severe flooding in the Southern Alberta, Canada, region in and around the city of Calgary during the third quarter of 2013. Such flooding caused us to lose 73 days of gas production and incur approximately C$1.9 million in capital expenditures for repairs. These operations returned to normal levels on September 26, 2013.

Revenues for our trade finance and services business were $12.6 million in 2013, compared to $11.8 million in 2012, primarily as a result of lower activities.

Revenues for our all other segment were $22.9 million in 2013, compared to $18.0 million in 2012.

Costs of sales and services increased to $710.4 million in 2013 from $406.7 million in 2012, primarily as a result of an increase in global supply chain activities, including as a result of the consolidation of MFC Energy, MFCR and Possehl. In the prior period, we had a write-down of inventories of $15.7 million, of which $19.4 million related to our former iron ore activities in India. The following is a breakdown of our costs of sales and services for each of the years ended December 31, 2013 and 2012:

	Years Ended December 31,
	2013	2012
	(United States dollars in thousands)
Supply chain products and services	$705,951	$382,245
Credit losses (recovery) on loans and receivables	4,671	(521)
Fair value gain on investment property	—	(14)
Market value (increase) decrease on commodity inventories	(5,342)	1,509
(Gain) loss on derivative contracts, net	(4,488)	57
Write-off of inventories	—	15,659
Other	9,563	7,773
Total cost of sales and services	$710,355	$406,708

Selling, general and administrative expenses, excluding share-based compensation, increased to $63.1 million in 2013 from $47.7 million in 2012. The increase was primarily a result of the consolidation of MFC Energy, MFCR and Possehl.

We recognized a non-cash impairment loss on hydrocarbon and resource properties of $6.1 million (before an income tax recovery of $1.6 million) in 2013 in connection with our hydrocarbon reserves as a result of a decline in the long-term pricing outlook and future production volumes. In 2012, we recognized a non-cash impairment loss of $42.6 million (before income tax recovery of $13.8 million) in connection with a subsidiary that had engaged in iron ore activities in India (which was sold in 2013), as a result of the Supreme Court of India's ban on all mining activities in the State of Goa, India. The total impairment and write-down, net of income tax recovery, was $48.2 million in 2012 in relation to such interests.

Our impairment loss on available-for-sale securities was $0.5 million in 2013, compared to $4.3 million in 2012. This represented an other-than-temporary impairment loss on our investment portfolio.

During 2013, we incurred finance costs of $15.2 million, primarily related to our supply chain business, compared to $11.6 million in 2012. Such finance costs increased as a result of increased borrowings relating to the acquisitions of MFC Energy, MFCR and Possehl.

In 2013, we recognized a net foreign currency transaction loss of $1.8 million, compared to a net gain of $7.1 million in 2012, in the consolidated statement of operations.

We recognized a bargain purchase gain of $218.7 million, or $3.50 per share, during 2012, primarily in connection with the acquisition of MFC Energy. Please refer to Note 41 of our audited consolidated financial statements for the year ended December 31, 2013 for further information on the revised bargain purchase terms, which were recognized in 2012. The bargain purchase arose as the consideration under the transaction was less than the fair market value of the net identifiable assets acquired.

We recognized an income tax expense (other than resource property revenue taxes) of $1.6 million in 2013, compared to an income tax recovery of $8.5 million in 2012. Our statutory tax rate was 25.75% in 2013, compared to 25.0% in 2012, and our effective tax rates were lower than our statutory tax rates in 2013. The income tax paid in cash (excluding resource property revenue taxes) during 2013 was $2.2 million, compared to $4.9 million in 2012.

We also recognized resource property revenue taxes of $5.0 million in 2013, compared to $5.9 million in 2012. The resource property revenues tax rate was 20% on our gross royalty revenue, deducted at source, which was reduced by 20% of deductible expenses. The decrease in taxes was primarily a result of a decrease in gross royalty revenues in 2013.

Overall, we recognized an income tax expense of $6.6 million (provision for income taxes of $1.6 million and resource property revenue taxes of $5.0 million) in 2013, compared to an income tax recovery of $2.6 million (recovery of income taxes of $8.5 million and resource property revenue taxes of $5.9 million) in 2012.

In 2013, our income attributable to shareholders was $9.7 million, or $0.15 per share on a basic and diluted basis, after giving effect to a non-cash impairment of hydrocarbon and resource properties of $4.5 million (net of deferred tax recovery), or $0.07 per share on a basic and diluted basis, compared to $200.1 million, or $3.20 per share on a basic and diluted basis, after giving effect to a non-cash impairment loss and write-down of $48.2 million (net of income tax recovery), or $0.77 per share on a basic and diluted basis, in 2012.

Liquidity and Capital Resources

   General

Liquidity is of importance to our business as insufficient liquidity often results in underperformance.

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders;
•	to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk; and
•	to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk.

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

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders' equity. Net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity. The computations are based on continuing operations.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	2014	2013	2012(1)
	(United States dollars in thousands, except ratio amounts)
Total long-term debt	$313,124	$234,740	$162,993
Less: cash and cash equivalents	(297,294)	(332,173)	(273,790)
Net debt (net cash and cash equivalents)	15,830	(97,433)	(110,797)
Shareholders' equity	670,388	699,570	730,587
Net debt-to-equity ratio	0.02	Not applicable	Not applicable

Note:

(1)	This table does not include the MPP term financing as it involved a purchase option and future processing fees. The purchase option thereunder was exercised in October 2013. Includes measurement period adjustments and error correction related to the acquisition of MFC Energy.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2014, 2013 and 2012. The net debt-to-equity ratio as at December 31, 2014 was 0.02 and as at December 31, 2013 and December 31, 2012 were not applicable, as we had net cash and cash equivalents balances.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	December 31
	2014	2013	2012(1)
	(United States dollars in thousands, except ratio amounts)
Long-term debt, less current portion	$256,148	$189,871	$118,824
Shareholders' equity	670,388	699,570	730,587
Long-term debt-to-equity ratio	0.38	0.27	0.16

Note:

(1)	This table does not include the MPP term financing as it involved a purchase option and future processing fees. The purchase option thereunder was exercised in October 2013. Includes measurement period adjustments and error correction related to the acquisition of MFC Energy.

During 2014, our strategy, which remained unchanged from 2013 and 2012, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at low levels. Our long-term debt-to-equity ratio was 0.38, 0.27 and 0.16 as at December 31, 2014, 2013 and 2012, respectively.

   Cash Flows

Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long term debt below.

The global supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, financing and general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of our global supply chain operations, the markets and prices for products and the timing of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and credit facility amounts and we believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements.

   Cash Flows from Operating Activities

Operating activities used cash of $3.4 million in 2014, compared to providing cash of $10.1 million in 2013. In 2014, a decrease in short-term bank borrowings used cash of $90.4 million, compared to $26.4 million in 2013. A decrease in deposits, prepaid and other provided cash of $37.7 million in 2014, compared to $1.2 million in 2013. The decrease in 2014 was primarily a result of recovery of a prepaid item during 2014. An increase in inventories used cash of $29.0 million in 2014, compared to a decrease in inventories providing cash of $32.5 million in 2013, primarily as a result of the acquisitions of FESIL and Elsner in 2014. An increase in accounts payable and accrued expenses provided cash of $12.3 million in 2014, compared to a decrease in accounts payable and accrued expenses using cash of $2.7 million in 2013. A decrease in receivables provided cash of $9.3 million in 2014, compared to an increase in receivables using cash of $29.1 million in 2013. A decrease in restricted cash provided cash of $6.0 million in 2014, compared to $0.6 million in 2013. A decrease in short-term cash deposits provided cash of $4.2 million in 2014, compared to an increase in short-term cash deposits using cash of $4.2 million in 2013. A decrease in decommissioning obligations used cash of $3.2 million in 2014, compared to $4.1 million in 2013. Changes in short-term securities provided cash of $2.1 million in 2014, compared to $10.2 million in 2013.

Operating activities provided cash of $10.1 million in 2013, compared to using cash of $144.4 million in 2012. In 2013, a decrease in short-term bank borrowings for day-to-day business requirements used cash of $26.4 million, compared to $115.5 million in 2012. A decrease in inventories provided cash of $32.5 million in 2013, compared to an increase in inventories using cash of $36.5 million in 2012. An increase in receivables used cash of $29.1 million in 2013, compared to $12.9 million in 2012. A decrease in accounts payable and accrued expenses used cash of $2.7 million in 2013, compared to $9.1 million in 2012. Changes in short-term securities provided cash of $10.2 million in 2013, compared to $7.2 million in 2012. An increase in short-term cash deposits used cash of $4.2 million during 2013, compared to $16,000 during 2012. A decrease in decommissioning obligations used cash of $4.1 million in 2013, compared to an increase of same providing cash of $44,000 in 2012. A decrease in deposits, prepaid and other provided cash of $1.2 million in 2013, compared to an increase using cash of $8.9 million in 2012.

   Cash Flows from Investing Activities

Investing activities used cash of $101.4 million in 2014, compared to $0.8 million in 2013. The acquisitions of subsidiaries net of cash acquired used cash of $67.1 million in 2014, primarily in connection with our acquisitions of Elsner and FESIL in 2014, compared to $6.6 million in 2013. Purchases of property, plant and equipment, net of sales, primarily related to our power project in Alberta, Canada, used cash of $28.8 million in 2014, compared to $2.0 million in 2013. Purchases of hydrocarbon assets, net of sales used cash of $7.8 million in 2014, compared to $4.6 million in 2013. Net distributions from joint ventures provided net cash of $6.1 million in 2014, compared to $7.2 million in 2013. An increase in loan receivables used cash of $2.8 million in 2014, compared to $nil in 2013. Proceeds from sales of long-term investments provided cash of $1.5 million in 2014, compared to $7.0 million in 2013.

Investing activities used cash of $0.8 million in 2013, compared to $55.7 million in 2012. Proceeds from sales of long-term investments provided cash of $7.0 million in 2013, compared to $2.6 million in 2012. Net distributions from joint ventures provided net cash of $7.2 million in 2013, compared to $7.6 million in 2012. Purchases of hydrocarbon assets, net of sales used cash of $4.6 million in 2013, compared to $nil in 2012. Purchases of long-term securities used cash of $2.0 million in 2013, compared to $5.1 million in 2012. Purchases of property, plant and equipment, net of sales, used cash of $2.0 million in 2013, compared to $2.1 million in 2012. The acquisitions of subsidiaries net of cash acquired used cash of $6.6 million in 2013, compared to $78.5 million in 2012. Other items provided cash of $74,000 in 2013, compared to using cash of $48,000 in 2012.

   Cash Flows from Financing Activities

Net cash provided by financing activities was $63.5 million in 2014, compared to $46.6 million in 2013. A net increase in debt provided cash of $97.7 million in 2014, compared to $62.1 million in 2013. The fourth installment of our dividend declared in 2014 was paid in January 2015. In 2014, dividends paid to our shareholders used cash of $11.3 million, compared to $15.0 million in 2013. A repayment to a customer used cash of $22.2 million in 2014, compared to providing cash of $22.2 million in 2013. On December 31, 2013, a customer paid $22.2 million to one of the Company's subsidiaries. However, the underlying invoice was subject to factoring arrangements and the amount was subsequently repaid in January 2014. As a result, $22.2 million was recognized as a repayment to a customer in 2014. No income or loss was recognized in connection with such transactions. Dividends paid to non-controlling interests used cash of $0.9 million in 2014, compared to $0.8 million in 2013.

Net cash provided by financing activities was $46.6 million in 2013, compared to providing $83.4 million in 2012. A net increase in debt provided cash of $62.1 million in 2013, compared to $105.2 million in 2012. In 2013, dividends paid to our shareholders used cash of $15.0 million, compared to $13.8 million in 2012. Dividends paid to non-controlling interests used cash of $0.8 million in 2013, compared to $0.7 million in 2012. A reduction in facility term financing used cash of $21.9 million in 2013, compared to using cash of $7.4 million in 2012. There was an increase in an amount due to a customer, which provided cash of $22.2 million, in 2013. This amount was repaid to the customer in January 2014 (see above).

   Financial Position

The following table sets out our selected financial information as at the dates indicated:

	December 31,
	2014	2013
	(United States dollars in thousands)
Cash and cash equivalents	$297,294	$332,173
Short-term cash deposits	159	4,381
Short-term securities	250	2,068
Restricted cash	555	312
Trade receivables	161,674	115,678
Other receivables	41,392	30,409
Inventories	212,577	88,844
Real estate held for sale	12,043	12,676
Deposits, prepaid and other	7,745	27,136
Assets held for sale	131,115	97,344
Total assets	1,458,681	1,318,598
Working capital	484,860	396,312
Short-term bank borrowings	161,340	129,783
Debt, current portion	56,976	44,869
Accounts payable and accrued expenses	138,222	126,649
Dividends payable	3,786	—
Income tax liabilities	4,274	1,891
Liabilities relating to assets held for sale	15,346	11,517
Long-term debt , less current portion	256,148	189,871
Deferred income tax liabilities	10,216	3,571
Decommissioning obligations	129,557	105,854
Shareholders' equity	670,388	699,570

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

As at December 31, 2014, cash and cash equivalents decreased to $297.3 million from $332.2 million as at December 31, 2013, primarily as a result of cash utilized for the purchase of FESIL, the repayment of short-term borrowings and the effect of a weakened Euro against the United States dollar.

In 2014, our trade receivables, other receivables and inventories increased alongside our revenue growth, due to the consolidation of Elsner and FESIL in March and April, respectively. On June 30, 2014, the first balance sheet date which included both acquisitions, our trade receivables were $207.6 million and our inventories were $205.6 million. Since then, as at December 31, 2014 we have reduced our trade receivables to $161.7 million, compared to $115.7 million as at December 31, 2013, while maintaining our inventories at $212.6 million, compared to $88.8 million as at December 31, 2013. More than 50% of our inventories have been contracted to be sold at fixed prices, while the remainder is comprised of the raw materials, work-in-progress and finished goods of our production facilities, strategic inventories (such as consignment positions), and goods in transit. Our other receivables were $41.4 million as at December 31, 2014, compared to $30.4 million as at December 31, 2013.

Assets held for sale, consisting of certain non-core natural gas assets and an investment property, increased to $131.1 million as at December 31, 2014, from $97.3 million as at December 31, 2013, primarily as a result of the re-classification of assets previously recognized as interests in resource properties and exploration and evaluation assets. Real estate held for sale decreased to $12.0 million as at December 31, 2014, from to $12.7 million as at December 31, 2013. Deposits, prepaid and other assets decreased to $7.7 million as at December 31, 2014, from $27.1 million as at December 31, 2013.

As at December 31, 2014, we had liabilities relating to assets held for sale of $15.3 million, primarily relating to decommissioning obligations associated with such assets.

   Short-Term Bank Loans and Facilities

As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day supply chain business and structured solutions activities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

As at December 31, 2014, we had credit facilities aggregating $772.8 million comprised of: (i) unsecured revolving credit facilities aggregating $381.1 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $92.7 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of $200.3 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) foreign exchange credit facilities of $63.8 million with banks; and (v) secured revolving credit facilities aggregating $35.0 million. All of these facilities are either renewable on a yearly basis or usable until further notice.

   Long-Term Debt

Other than lines of credit drawn and as may be outstanding for trade financing and structured solutions activities, as at December 31, 2014, the maturities of our long-term debt were as follows:

Maturity	Principal	Interest	Total
	(United States dollars in thousands)
2015	$56,976	$7,947	$64,923
2016	85,712	6,608	92,320
2017	44,881	4,451	49,332
2018	39,315	3,340	42,655
2019	29,093	2,261	31,354
Thereafter	57,147	2,630	59,777
	$313,124	$27,237	$340,361

Upon the acquisition of a non-controlling interest in a subsidiary in April 2014, our puttable financial liabilities were derecognized. Please refer to Note 24 of our audited condensed consolidated financial statements for the year ended December 31, 2014 for further information.

In connection with our power plant in Alberta, we obtained a five-year down payment financing in the amount of €2.5 million and a ten-year loan in the amount of €16.0 million with a blended interest rate of 2.675%, of which €16.1 million had been drawn as of December 31, 2014.

We expect our maturing debt to be satisfied primarily through the settlement of underlying supply chain transactions, trade financing transactions, including structured solutions transactions, cash on hand and cash flows from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.

Please refer to Note 20 to our audited consolidated financial statements for the year ended December 31, 2014 for further information regarding interest rates, maturities and other payment terms for our bank debts.

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

Our reporting currency is the United States dollar. We translate subsidiaries' assets and liabilities into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues is received in Euros, Chinese yuan and Canadian dollars, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period.

In the year ended December 31, 2014, we reported a net $19.9 million currency translation adjustment loss under other comprehensive income within equity. This compared to net losses of $31.4 million and $7.9 million in 2013 and 2012, respectively. The increases in 2014 and 2013 were primarily a result of a weaker Canadian dollar against the United States dollar.

   Contractual Obligations

The following table sets out our contractual obligations and commitments as at December 31, 2014 in connection with our long-term liabilities.

	Payments Due by Period(1)
	(United States dollars in thousands)
Contractual Obligations(2)(3)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Long-term debt obligations, including interest	$64,923	$141,652	$74,009	$59,777	$340,361
Operating lease obligations	1,696	2,096	765	191	4,748
Purchase obligations(4)	65,816	66,776	57,663	25,058	215,313
Other long-term liabilities	—	5,953	605	293	6,851
Total	$132,435	$216,477	$133,042	$85,319	$567,273

Notes:

(1)	Undiscounted.
(2)	This table does not include non-financial instrument liabilities and guarantees.
(3)	This table does not include provisions for decommissioning obligations.
(4)	Including take-or-pay contracts.

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

   Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters presented in accordance with IFRS:

	December 31, 2014		September 30, 2014	June 30, 2014	March 31, 2014
	(United States dollars in thousands, except per share amounts)
Net sales	$389,646		$389,423	$394,042	$229,147
Equity income	1,670		2,336	3,294	2,228
Gross revenues	391,316		391,759	397,336	231,375
Net (loss) income(1)	(18,460	)(2)	6,419	7,078	5,801
Basic (loss) earnings, per share	(0.29	)(2)	0.10	0.11	0.09
Diluted (loss) earnings, per share	(0.29	)(2)	0.10	0.11	0.09
	December 31, 2013		September 30, 2013	June 30, 2013	March 31, 2013
	(United States dollars in thousands, except per share amounts)
Net sales	$220,707		$213,418	$166,974	$205,732
Equity income	1,428		2,198	1,959	1,522
Total revenues	222,135		215,616	168,933	207,254
Net income (loss)(1)	(12,562	)(3)	6,977	6,811	8,439
Basic (loss) earnings, per share	(0.20	)(3)	0.11	0.11	0.13
Diluted (loss) earnings, per share	(0.20	)(3)	0.11	0.11	0.13

Notes:

(1)	Net income attributable to our shareholders.
(2)	Includes a non-cash impairment loss on hydrocarbon properties of $21.4 million (net of deferred tax recovery), or $0.34 per share on a basic and diluted basis.
(3)	Includes a non-cash impairment loss on hydrocarbon properties of $4.5 million (net of deferred tax recovery), or $0.07 per share on a basic and diluted basis.

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

The following accounting policies are the most important to our ongoing financial condition and results of operations:

   Valuation of Securities

Securities held for trading are measured at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

Available-for-sale securities are also measured at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there is any objective evidence that an available-for-sale security has experienced a decline in value, other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We also consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the investee's financial position and results for a period of years; (iii) any liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) the outlook of the investee's industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying amount; (vii) our business plan and strategy to divest the security or to restructure the investee; and (viii) the extent and/or duration of the decline in market value.

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

   Classification of Assets Held for Sale

We apply judgment to determine whether an asset (disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year or the extension period in certain circumstances, our management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

   Impairment of Non-Financial Assets

We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we shall estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

External sources of information

(a)	during the period, the asset's market value has declined significantly more than would be expected as a result of the passage of time or normal use;
(b)	significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
(c)	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;
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

Our tax filings are also subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax assets are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

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

New Standards and Interpretations Adopted and Not Yet Adopted

IFRIC 21 — Levies, referred to as “IFRIC 21”, provides the following guidance on recognition of a liability to pay levies:

•	The liability is recognized progressively if the obligating event occurs over a period of time.
•	If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

IFRIC 21 was effective for annual periods beginning on or after January 1, 2014. The application of this new standard did not have significant impacts on our consolidated financial statements.

IFRS 9, Financial Instruments, referred to as “IFRS 9”, issued in July 2014 is the IASB's replacement of IAS 39, Financial Instruments: Recognition and Measurement, referred to as “IAS 39”. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on our consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers, referred to as “IFRS 15”, specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2017. Management is currently assessing the impacts of IFRS 15 on our consolidated financial statements.

Amendments to IFRS 11 were issued in May 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments clarify that an acquisition of a joint interest in a joint operation that is a business should be accounted for and disclosed as a business combination in accordance with IFRS 3, Business Combinations, referred to as “IFRS 3”. Adoption of these amendments is not expected to have a significant impact on our consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, were issued in September 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3. Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture. Adoption of these amendments is not expected to have significant impact on our consolidated financial statements.

Trend Information

For a discussion of trends relating to revenues derived from our royalty interest, please see “Item 4: Information on the Company — B. Business Overview — Business Segments — Global Supply Chain”.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

We have outstanding issued guarantees held by our external trading and financial partners in connection with our global supply chain activities. As at December 31, 2014, we had issued guarantees of up to a maximum of $59.7 million, being the total potential principal amount that may be guaranteed thereunder, of which $50.4 million were outstanding and have not been recorded as liabilities in our consolidated statement of financial position. There has been no claim against the guarantees.

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, applies to forward-looking information provided under “— Off-Balance Sheet Arrangements” and “— Liquidity and Capital Resources — Contractual Obligations”.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We have no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any of our directors or officers was selected as a director or officer. Each director holds office until the next annual general meeting of our shareholders or until his or her successor is elected or appointed unless such office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia). The following table sets forth the names of each of our directors and officers as at the date hereof:

Name (Age)	Present Position	Date of Commencement of Office with our Company
Gerardo Cortina (59)(1)	President and Chief Executive Officer and Director	2014
Samuel Morrow (30)(2)	Deputy Chief Executive Officer and
	Chief Financial Officer	2014
Ferdinand Steinbauer (58)(3)	Treasurer	2014
Guy Konsbruck (50)(4)	Executive Vice President	2014
Peter Kellogg (72)(5)	Chairman, Director	2013
Michael J. Smith (66)	Managing Director	1986
Dr. Shuming Zhao (62)(6)(7)	Director	2014
Indrajit Chatterjee (69)(5)(7)(8)	Director	2005
Silke S. Stenger (46)(5)(7)(8)	Director	2013
William C. Horn III (51)(7)	Director	2013

Notes:

(1)	Mr. Cortina was appointed President and Chief Executive Officer and a director in May 2014.
(2)	Mr. Morrow was appointed Chief Financial Officer in June 2014.
(3)	Mr. Steinbauer was appointed Treasurer in May 2014.
(4)	Mr. Konsbruck was appointed Executive Vice-President in May 2014.
(5)	Member of our Compensation Committee.
(6)	Dr. Zhao was appointed a director to fill the vacancy created by the passing of Robert Ian Rigg in March 2014.
(7)	Member of our Audit Committee.
(8)	Member of our Nominating and Corporate Governance Committee.

Gerardo Cortina – President and Chief Executive Officer

Mr. Cortina was appointed President and Chief Executive Officer in May 2014. Mr. Cortina was managing director of Possehl from 1986 until June 2014. Possehl has been active in trading and distribution of metals, mineral products, chemicals and ferroalloys to the iron and steel, foundry, refractory, plastics, paints, animal feed and chemicals industries. Mr. Cortina has successfully developed export markets in Central America, the Caribbean and South America. Mr. Cortina has over 25 years of experience in the global supply chain business. Mr. Cortina has a Master of Business Administration from the Wharton School of Business at the University of Pennsylvania.

Samuel Morrow – Deputy Chief Executive Officer and Chief Financial Officer

Mr. Morrow was appointed Chief Financial Officer in June 2014 and was appointed Deputy Chief Executive Officer in May 2014. Mr. Morrow is a Chartered Financial Analyst and was most recently a Vice President of MFC in Vienna, Austria. He has been a key participant in the acquisitions of FESIL and Elsner in 2014. Before joining MFC, Mr. Morrow was Vice President of Tanaka Capital Management and Treasurer, Chief Financial Officer and Chief Operating Officer of the Tanaka Growth Fund. Mr. Morrow is a graduate of St. Lawrence University.

Ferdinand Steinbauer – Treasurer

Mr. Steinbauer was appointed Treasurer in March 2014. He is currently also a Managing Director of MFC Commodities GmbH and has held that position since 1998. Previously he served as Treasurer for 20 years with KNP Leykam Austria (later acquired by SAPPI). Mr. Steinbauer holds a degree from the Austrian Commercial Academy in Graz and has over 35 years of experience in banking, structured trade finance and risk management.

Guy Konsbruck – Executive Vice-President

Mr. Konsbruck was appointed Executive Vice-President in May 2014. He was previously the Chief Executive Officer of FESIL's global sales companies since 2007. Prior thereto, he was a co-founder of Luxalloys, a predecessor to FESIL's sales subsidiary. Mr. Konsbruck holds an MBA from SHU Fairfield and is a graduate of the Unversité de Strasbourg II.

Peter Kellogg – Chairman and a Director

Mr. Kellogg has been a director of our company since December 2013. Mr. Kellogg was appointed Chairman of our board of directors in March 2014. He is currently the Chief Executive Officer of IAT Reinsurance Company, referred to as “IAT”. He was the Senior Managing Director of Spear, Leeds & Kellogg, one of the largest market making and securities clearing firms in the U.S., until 2000, when it was acquired by Goldman Sachs. Mr. Kellogg has been the Senior Advisory Director of Goldman Sachs/Spear, Leeds & Kellogg. He served as the Chairman of Ziegler Companies Inc. since 2003 and a director of Nam Tai Electronics since 2000. He also serves as a director of the Berkshire School and the U.S. Olympic Ski Team. Previously, Mr. Kellogg served on the board of Advest Group, MCM Corporation, Cityfed Financial Corp., Interstate Air Taxi Inc. and Interstate/Johnson Lane, Inc.

Michael J. Smith – Managing Director

Mr. Smith has been a director of our company since 1986 and was Chairman from 2003 to March 2014. Mr. Smith was appointed our Managing Director in May 2014, having served as our President and Chief Executive Officer from 1996 to 2000 and from 2010 to May 2014 and Chief Financial Officer from 2010 to March 2014. He was our Secretary until March 1, 2008. Mr. Smith was also previously the President, Chief Executive Officer, Secretary and a director of Mass and has served as a director and officer of various public companies. Mr. Smith has experience in corporate finance and restructuring.

Dr. Shuming Zhao – Director

Dr. Zhao was a director of our company from 2004 until December 2013 and was re-appointed to the board of directors in March 2014. Dr. Zhao is the Chair Professor and Honorary Dean of the School of Business, Nanjing University in the People's Republic of China. He also serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice-President of Chinese Society of Management Modernization, President of the Jiangsu Provincial Association of Human Resource Management and Vice-President of the Jiangsu Provincial Association of Business Management and Entrepreneurs. Since 1994, Dr. Zhao has acted as a management consultant for several Chinese and international firms. He has also served as a director of Daqo New Energy Corp. (China) since October 2011 and was a director of Little Swan Company, Ltd. (China) from 2009 to 2014. Dr. Zhao has successfully organized and held eight international symposia on multinational business management. Dr. Zhao had worked as a visiting professor at Marshall School of Business, University of Southern California, U.S.A. in 1997 to 2003. Now he is the Distinguished Visiting Professor at the College of Business, University of Missouri-St. Louis, U.S.A. and Distinguished Visiting Professor at Katz Graduate School of Business, University of Pittsburgh, U.S.A. He has also lectured in various countries, including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal, and Australia.

Indrajit Chatterjee – Director

Mr. Chatterjee has been a director of our company since 2005. He is a retired businessman who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.

Silke S. Stenger – Director

Ms. Stenger has been a director of our company since August 2013. She is an independent business consultant and business leadership coach and was a former director of our company when our company was KHD Humboldt Wedag International Ltd. from 2003 to 2010 and was a director of KHD Humboldt Wedag International AG from 2010 to 2012. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Ltd. from 2006 to 2011. Ms. Stenger is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and Sarbanes-Oxley compliance.

William C. Horn III – Director

Mr. Horn has been a director of our company since December 2013. He is the President and Chief Operating Officer of First Angel Capital (since 2004), a boutique investment firm focusing on long/short and macro trading strategies, research, alternative investments, private equity, lending and consulting to institutions for M&A and strategic financial workout and turnaround. Mr. Horn served as a Director of LMS Medical Systems, Inc. from 2008 to 2010, while also acting as interim Chief Executive Officer and Chief Financial Officer of LMS Medical Systems, Inc. over the same period. Prior to First Angel Capital, he was employed by State Street Corporation as Vice-President of Risk Management and Compliance, overseeing risk management and compliance for institutional equity trading and e-finance for State Street Global Markets, State Street's institutional trading division. Mr. Horn formerly worked for Fidelity Investments in a number of capacities, including as Vice-President of Global Risk Management, Senior Counter-Party Credit Analyst and Mortgage-Backed Security Trader. Mr. Horn graduated from St. Lawrence University with a degree in Economics.

   Family Relationships

There are no family relationships between any of our directors and executive officers.

B. Compensation

During fiscal year ended December 31, 2014, we paid an aggregate of approximately $4.9 million in cash compensation to our directors and officers, excluding directors' fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2014 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

   Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2014 to our Managing Director, President and Chief Executive Officer, Chief Financial Officer and each of our two most highly compensated executive officers (or persons acting in a similar capacity) whose total compensation for the fiscal year exceeded $150,000:

					Non-equity incentive compensation plan compensation ($)(1)
Name and Principal Position	Salary ($)	Share- based awards ($)	Option- based awards ($)		Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Gerardo Cortina President and Chief Executive Officer	533,595	—	—		140,000	—	—	85,239	(2)	758,834
Samuel Morrow Chief Financial Officer and Deputy Chief Executive Officer|(3)	182,799	—	191,700	(4)	100,966	—	—	11,908	(5)	487,373
Michael J. Smith Managing Director(6)	391,162	—	—		103,660	—	—	1,969,284	(7)	2,464,106
Ferdinand Steinbauer Treasurer(8)	353,883	—	—		139,226	—	—	5,050	(9)	498,159
Guy Konsbruck Executive Vice-President(10)	291,714	—	—		24,310	—	—	24,731	(9)	340,755

Notes:

(1)	All awards under MFC's non-equity incentive compensation plans are paid during the financial year they were earned.
(2)	Consists of housing and car allowances and other customary perquisites.
(3)	Mr. Morrow was appointed as our Deputy Chief Executive Officer in May 2014 and as our Chief Financial Officer in June 2014.
(4)	Calculated by the reference to the fair value of options measured by Black-Scholes-Merton formula on the grant date.
(5)	Consists of housing allowance and other customary perquisites.

(6)	Mr. Smith ceased acting as our Chief Financial Officer and Chairman in March 2014.
(7)	Consists of housing allowances, expenses and termination benefits (see below).
(8)	Mr. Steinbauer was appointed as our Treasurer in May 2014.
(9)	Consists of customary perquisites.
(10)	Mr. Konsbruck was appointed as Executive Vice-President of a subsidiary in May 2014.

   Directors' Compensation

The following table provides a summary of compensation paid by us to, or earned by, the directors of our company during the fiscal year ended December 31, 2014.

Director Compensation Table

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gerardo Cortina(1)	—	—	—	—	—	—	—
Peter Kellogg	55,874	—	—	—	—	—	55,874
Michael J. Smith(2)	—	—	—	—	—	—	—
Dr. Shuming Zhao(3)	43,353	—	—	—	—	—	43,353
Ian Rigg(4)	2,500	—	—	—	—	—	2,500
Indrajit Chatterjee	89,652	—	—	—	—	—	89,652
Silke S. Stenger	114,652	—	—	—	—	—	114,652
William C. Horn III	58,374	—	—	—	—	—	58,374

Notes:

(1)	Compensation provided to Mr. Cortina, in his capacity as Chief Executive Officer is disclosed in the table above under the heading “Executive Officers”.
(2)	Compensation provided to Mr. Smith, in his capacity as managing director is disclosed in the table above under the heading “Executive Officers”.
(3)	Dr. Zhao ceased being a director in December 2013 and was re-appointed as a director in March 2014 to fill a vacancy.
(4)	Mr. Rigg passed away in March 2014.

A total of $0.4 million was paid to our directors for services rendered as directors, or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid an annual fee of $30,000 and $2,500 for each director's meeting attended as well as additional fees, as applicable, for their respective participation on our Audit and Compensation Committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.

   Termination and Change of Control Benefits

Effective March 1, 2008, we entered into an independent consulting agreement with Michael Smith, our then Chairman and Chief Executive Officer, pursuant to which he provided consulting services to us. In the event that the agreement was terminated by us or in the event of a change of control, Mr. Smith was entitled to receive a termination payment equal to the sum of three times the aggregate consulting fee paid to Mr. Smith in the previous twelve months plus the higher of his current bonus or the highest bonus received by him in the previous five years prior to such termination. In 2014, we made a lump sum payment to Mr. Smith of $1.8 million in full and final settlement of our obligations under the consulting agreement as a result of the occurrence of a change of control under the terms of such consulting agreement.

   2014 Employment Agreements

Michael Smith

In July 2014, we entered into a two-year consulting agreement with Mr. Smith in connection with his appointment as our Managing Director. Pursuant to the agreement, among other things, we agreed to pay Mr. Smith an annual base fee of $460,000 and an annual discretionary bonus and provide him certain customary perquisites. The agreement also entitles Mr. Smith to receive under our 2014 Equity Incentive Plan, referred to herein as the “2014 Plan”, which was approved by our shareholders at our 2014 Annual General and Special Meeting of Shareholders held on November 14, 2014, referred to as the “Meeting”: (i) 100,000 restricted stock units, which shall “time only” vest as to 50% on the first anniversary of the grant date and the balance on the second anniversary; and (ii) performance share units with a target value of 200% of Mr. Smith's annual base fee. If Mr. Smith's engagement with us is terminated by us for any reason other than for just cause or he resigns for good reason, he will be entitled to any accrued benefits, any unpaid amounts payable under our incentive plan for the year ending on or preceding the termination, and his base fee for the balance of the term following such termination.

Gerardo Cortina

We entered into an employment agreement with Mr. Cortina effective May 2014, in connection with his appointment as our President and Chief Executive Officer. Pursuant to the agreement, we will pay Mr. Cortina an annual base salary of $650,000 (subject to annual review) and an annual discretionary bonus and provide him certain customary perquisites. The agreement also entitles Mr. Cortina to receive performance share units under the 2014 Plan with a target value of no less than 100% of his base salary for each of the years ending December 31, 2014, 2015 and 2016. If Mr. Cortina's employment is terminated by us other than for just cause, or by Mr. Cortina for good reason, within six months of a change of control, he will be entitled to any accrued benefits, any unpaid amounts payable under our incentive plan for the year ending on or preceding the termination, any outstanding equity awards that may be granted in accordance with our incentive plan and a lump sum payment of two times the sum of his base salary in the previous twelve months plus the average bonus received by him in the three years prior to termination.

Samuel Morrow

We entered into an employment agreement with Mr. Morrow effective May 2014, in connection with his appointment as our Deputy Chief Executive Officer. Pursuant to the agreement, we will pay Mr. Morrow an annual base salary of $210,000 (subject to annual review) and an annual discretionary bonus and provide him certain customary perquisites. The agreement also entitles Mr. Morrow to receive performance share units under the 2014 Plan with a target value of at least 50% of Mr. Morrow's base salary for each of the years ending December 31, 2014, 2015 and 2016. If Mr. Morrow's employment is terminated by us other than for just cause, or by Mr. Morrow for good reason, within six months of a change of control, he will be entitled to any accrued benefits, any unpaid amounts payable under our incentive plan for the year ending on or preceding the termination, any outstanding equity awards that may be granted in accordance with our incentive plan and a lump sum payment of one and a quarter times the sum of his base salary in the previous twelve months plus the average bonus received by him in the three years prior to termination.

Ferdinand Steinbauer

We entered into an employment agreement with Mr. Steinbauer effective May 2014, in connection with his appointment as our Treasurer. Pursuant to the agreement, we will pay Steinbauer an annual base salary of €325,000 (subject to annual review) and an annual discretionary bonus and provide him certain customary perquisites. The agreement also entitles Mr. Steinbauer to receive performance share units under the 2014 Plan with a target value of at least 50% of Mr. Steinbauer's base salary for each of the years ending December 31, 2014, 2015 and 2016. If Mr. Steinbauer 's employment is terminated by us other than for just cause, or by Mr. Steinbauer for good reason, within six months of a change of control, he will be entitled to any accrued benefits, any unpaid amounts payable under our incentive plan for the year ending on or preceding the termination, any outstanding equity awards that may be granted in accordance with our incentive plan and a lump sum payment of one and a half times the sum of his base salary in the previous twelve months plus the average bonus received by him in the three years prior to termination.

   Pension Plan Benefits

As of December 31, 2014, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.

C. Board Practices

In November 2014, to effect a special resolution adopted by our shareholders at the Meeting, we amended Article 11.1 of our Articles to remove the provision for three-year staggered terms for our directors and replace it with a provision for annual director retirement from office and re-election on a one-year term. As a result, each of our directors now holds office until the close of the next annual general meeting of our shareholders or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia).

Other than as discussed elsewhere herein, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Our board of directors has established an Audit Committee. Our Audit Committee currently consists of Indrajit Chatterjee, Silke S. Stenger and William C. Horn III, who was appointed to the Audit Committee in March 2014. During the year ended December 31, 2013 and until his passing in 2014, Ian Rigg was a member of and served as the Chairman of our Audit Committee. The Audit Committee operates pursuant to a charter adopted by the board of directors on October 26, 2013, a copy of which is available online at our website at www.mfcindustrial.com. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; (iii) the independence, qualifications and performance of our independent auditors; and (iv) the performance and structure of our internal audit function. The Audit Committee also reviews and approves our hiring policies, establishes our procedures for dealing with complaints, oversees our financial reporting processes and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, risk assessment and risk management, accounting principles and auditing procedures being applied.

Our board of directors has established a Compensation Committee. Our Compensation Committee currently consists of Peter Kellogg, Indrajit Chatterjee and Silke S. Stenger. During the year ended December 31, 2013 and until his passing in 2014, Ian Rigg also served on our Compensation Committee. Our Compensation Committee operates pursuant to a charter adopted by the board of directors on October 26, 2013, a copy of which is available online at our website at www.mfcindustrial.com. The Compensation Committee is appointed and generally acts on behalf of the board of directors. The Compensation Committee is responsible for reviewing our board compensation practices and our selection, retention and remuneration arrangements for our executive officers and employees and reviewing and approving our Chief Executive Officer's compensation in light of our corporate goals and objectives. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation Committee also administers and implements all of our incentive compensation plans and equity-based compensation plans. The Compensation Committee also recommends changes or additions to those plans, monitors our succession planning processes and reports to our board of directors on other compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

Our board of directors has established a Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee currently consists of Indrajit Chatterjee, Silke S. Stenger and Dr. Shuming Zhao, who was appointed to the Nominating and Corporate Governance Committee in 2014. During the year ended December 31, 2013 and until his passing in 2014, Ian Rigg also served on our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee operates pursuant to a charter adopted by our board of directors on October 26, 2013, a copy of which is available online at our website at www.mfcindustrial.com. The primary function of the Nominating and Corporate Governance Committee is to assist our board of directors in developing our Corporate Governance Guidelines and monitor the board and management's performance against the defined approach. The Nominating and Corporate Governance Committee is also responsible for evaluating the board and board committees' structure and size and the independence of existing and prospective directors, identifying and reporting on candidates to be nominated to our board of directors, reporting on the board's annual performance and overseeing our process for providing information to the board.

D. Employees

At December 31, 2014, 2013 and 2012, we employed approximately 809, 951 and 955 people, respectively.

E. Share Ownership

There were 63,092,272 common shares, 2,325,000 stock options and no share purchase warrants issued and outstanding as of March 30, 2015. Of the common shares and stock options issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2014, beneficially owned the following common shares and held the following stock options:

Name and principal position	Common shares beneficially owned (#)		Percentage of total common shares outstanding (%)	Stock options held (#)
Peter Kellogg Chairman and Director(1)	20,662,400	(1)	32.7%	—
Michael J. Smith Managing Director, Director and former Chairman, Chief Executive Officer and Chief Financial Officer(2)	272,727		0.4%	190,000	(3)
Dr. Shuming Zhao Director(4)	Nil		—	55,000	(3)
Indrajit Chatterjee Director	—		—	55,000	(3)
Silke S. Stenger Director	—		—	—
William C. Horn III Director	618		— *	—
Gerardo Cortina President and Chief Executive Officer and Director(5)	509,820	(6)	0.8%	—
Samuel Morrow Deputy Chief Executive Officer and Chief Financial Officer(7)	2,490		— *	100,000	(8)
Ferdinand Steinbauer Treasurer	241,438		0.4%	200,000	(3)
Guy Konsbruck Executive Vice-President	7,700		— *	—

Notes:

(1)	Mr. Kellogg was appointed Chairman in March 2014. Mr. Kellogg controls 13,405,000 of our common shares through IAT. In his public filings, Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 1,200,000 common shares of our company owned by his wife, Cynthia Kellogg.
(2)	Mr. Smith ceased acting as our Chief Financial Officer and Chairman in March 2014 and Chief Executive Officer in May 2014. Mr. Smith was appointed our Managing Director in May 2014.
(3)	The options are exercisable at a price of $7.81 per common share and expire on January 1, 2016.
(4)	Dr. Zhao ceased being a director in December 2013 and was re-appointed as a director in March 2014 to fill a vacancy.
(5)	Mr. Cortina was appointed President and Chief Executive Officer in May 2014.
(6)	We entered into a share purchase agreement with Mr. Cortina in April 2014, pursuant to which he may acquire an additional 50,000 of our common shares per year from 2014 to 2025 if Possehl achieves certain annual milestones. Please see “Item 7: Major Shareholders and Related Party Transactions — B. Related Party Transactions” for further information.
(7)	Mr. Morrow was appointed Deputy Chief Executive Officer in May 2014 and Chief Financial Officer in June 2014.
(8)	The options are exercisable at a price of $8.01 per common share and expire on April 2, 2019.
*	Less than 0.1%.

   2014 Equity Incentive Plan

At our annual and special meeting of our shareholders held in November 2014, our shareholders passed a resolution approving our 2014 Plan to further align the interests of employees and directors with those of our shareholders by providing incentive compensation opportunities tied to the performance of our common shares and promoting increased ownership of our common shares by such individuals. The 2014 Plan replaced our 1997 Stock Option Plan and our 2008 Incentive Plan and any plans emanating or deriving therefrom, collectively referred to as the “Prior Plans”; provided, however, that each applicable Prior Plan will continue to govern prior awards granted under such Prior Plan until all awards granted under such Prior Plan prior to November 14, 2014 have been exercised, forfeited, cancelled, expired or otherwise terminated in accordance with the terms thereof.

Pursuant to the terms of the 2014 Plan, our board of directors, our Compensation Committee or such other committee as is appointed by our board of directors to administer the 2014 Plan, may grant stock options, restricted stock rights, restricted stock, performance share awards, performance share units and stock appreciation rights under the 2014 Plan, establish the terms and conditions for those awards, construe and interpret the 2014 Plan and establish the rules for the 2014 Plan's administration. Such awards may be granted to employees, non-employee directors, officers or consultants of ours or any affiliate or any person to whom an offer of employment with us or any affiliate is extended. Such committee has the authority to determine which employees, non-employee directors, officers, consultants and prospective employees should receive such awards.

The maximum number of our common shares that may be issuable pursuant to all awards granted under the 2014 Plan is 2,877,018 common shares, being 2,000,000 plus the number of common shares available for awards under the Prior Plans as of the effective date of the 2014 Plan. Notwithstanding the foregoing, the maximum number of shares that may be issued as incentive stock options under the 2014 Plan is 2,000,000. Forfeited, cancelled, returned and lapsed awards are not counted against the 2,000,000 common shares. Any awards granted under the 2014 Plan, or portions thereof, that are settled in cash and not by issuance of our common shares are not counted against the foregoing limits. No awards had been issued pursuant to the 2014 Plan as at December 31, 2014. There were 2,877,018 awards available for grant under the 2014 Plan as at December 31, 2014.

As at December 31, 2014, the following option awards were outstanding under the Prior Plans: (i) 1,465,000 stock options under our 1997 Stock Option Plan; and (ii) 860,000 stock options under our 2008 Incentive Plan.

ITEM 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

There were 63,092,272 common shares issued and outstanding as of March 30, 2015. The following table sets forth, as of the date hereof, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:

Name	Amount Owned		Percent of Class(1)
Peter Kellogg	20,662,400	(2)	32.7%
Lloyd I. Miller, III	4,393,482	(3)	7.0%

Notes:

(1)	Based on 63,092,272 common shares issued and outstanding on March 30, 2015.
(2)	Mr. Kellogg controls 13,405,000 of our common shares through IAT. In his public filings, Mr. Kellogg disclaims beneficial ownership of 13,405,000 of the shares, or approximately 21.2% of the issued and outstanding common shares, owned by IAT. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 1,200,000 common shares of our company owned by his wife, Cynthia Kellogg.
(3)	Based on Schedule 13D/A filed with the SEC on March 19, 2015.

As of March 30, 2015, there were 63,092,272 common shares issued and outstanding held by 400 registered shareholders. Of those common shares issued and outstanding, 63,065,522 common shares were registered in the United States (361 registered shareholders).

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

Peter Kellogg may be considered to control our company as a result of, among other things, his ownership of approximately 32.7% of our common shares and his position as a director on our board of directors. However, on February 7, 2014, we entered into a mutual settlement agreement with Peter Kellogg and IAT, pursuant to which, among other things, Mr. Kellogg and IAT agreed to abide by customary standstill provisions for a 30-month period, subject to earlier termination in accordance with its terms. Please refer to “Item 10: Additional Information – C. Material Contracts” for further information.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, since January 1, 2014, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual's family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates' or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Corporate Treasurer, Chief Operating Officer and their close family members. These related party transactions are made in arm's length transactions at normal market prices and on normal commercial terms.

In addition to transactions disclosed elsewhere in our financial statements for the year ended December 31, 2014 and in this annual report on Form 20-F, we had the following transactions with affiliates during the year ended December 31, 2014:

(United States dollars in thousands)
Purchases of goods for sale(1)	$(17,516)
Sale of Goods	2,711
Royalty expense paid and payable	(257)
Fee income	55
Reimbursement of office and expenses at cost to a director(2)	(106)
Termination payment to former President(3)	(1,770)

Notes:

(1)	Related to transactions with two processing facilities, which are owned by one of our former subsidiaries. One of our employees and one of our directors held unpaid positions on the board of directors of the parent company of the owner of these facilities until July 2014.
(2)	The director (who is also our former President and Chief Executive Officer) provided office space and services to us at cost.
(3)	Pursuant to a consulting agreement, our former President and Chief Executive Officer was entitled to a termination payment of $1.8 million upon the termination of his consulting agreement.

As at December 31, 2014, we had $1.1 million of trade receivables due from related parties, all arising in the normal course of business.

In April 2014, we entered into a share purchase agreement with the holder of the puttable instrument financial liabilities, referred to as the “Put Holder”, whereby we acquired from the Put Holder his 40% equity shares in Possehl. Upon the execution of the agreement, the puttable instrument was terminated. The purchase price consisted of 509,820 of our common shares (which would be delivered upon occurrence of an event (as defined in the agreement), the latest being in 2025) and a contingent purchase price whereby 50,000 of our common shares would be issued to the Put Holder for each year from 2014 to 2025 if Possehl achieves an annual net income milestone as computed under IFRS for the year. In June 2014, the share purchase agreement was amended whereby the 509,820 of our common shares were released to the Put Holder following the approval of the New York Stock Exchange, referred to as the “NYSE”, (which was received in June 2014) and the contingent purchase price was reduced to be payable for each year from 2014 to 2024. All other terms remain unchanged. The Put Holder was appointed to our board of directors and as our President and Chief Executive Officer in May 2014.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8:   FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Effective January 1, 2010, we adopted IFRS following approval from the Canadian Securities Administrators under National Instrument 52-107 – Acceptable Accounting Principles, Auditing Standards and Reporting Currency. The consolidated financial statements have been prepared in compliance with IFRS. See “Item 18: Financial Statements”.

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

In the first quarter of 2015, we announced that we had determined to return capital to shareholders by monetizing certain of our oil and gas assets and distributing the net proceeds thereof. We will not pay a quarterly cash dividend in 2015.

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

Our board of directors declared the following annual cash dividends per common share, payable in four quarterly installments, for the three most recently completed financial years:

	2012	2013	2014
Dividend declared	$0.22	$0.24	$0.24

The following dividends per common share were paid during our three most recently completed financial years:

Dividend paid
2012
February 10	$0.05
April 10	$0.05
July 13	$0.06
October 26	$0.06
2013
February 8	$0.06
April 1	$0.06
July 30	$0.06
October 28	$0.06
2014
April 22	$0.06
August 8	$0.06
October 27	$0.06

An additional $0.06 installment of the 2014 cash dividend was paid on January 5, 2015.

B. Significant Changes

Please refer to “Item 4: Information on the Company – A. History and Development of the Company ” and Note 36 of our annual financial statements included herewith for a discussion of significant events that have occurred after December 31, 2014.

ITEM 9: THE OFFER AND LISTING

A. Offer and Listing Details

Since June 18, 2007, our common shares have been quoted on the NYSE, currently under the symbol “MIL”. The following table sets forth the high and low quoted prices of our common shares on the NYSE for the periods indicated.

	High ($)	Low ($)
Annual Highs and Lows
2014	8.25	5.20
2013	10.39	7.25
2012	8.80	6.65
2011	9.00	6.17
2010	16.10	6.60

Quarterly Highs and Lows
2015
First Quarter(1)	7.04	3.66
2014
Fourth Quarter	7.17	5.20
Third Quarter	8.20	7.11
Second Quarter	8.11	7.07
First Quarter	8.25	6.97
2013
Fourth Quarter	8.73	7.25
Third Quarter	9.05	7.94
Second Quarter	9.15	7.88
First Quarter	10.39	8.59

Monthly Highs and Lows
March 2015(1)	4.65	3.66
February 2015	4.62	4.13
January 2015	7.11	4.12
December 2014	7.11	5.20
November 2014	6.37	5.82
October 2014	7.17	5.71

Note:

(1)	Until March 27, 2015.

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

Our Articles provide for the election of directors at each annual general meeting. Each director holds office until the next annual general meeting of our shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia).

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

As set forth above, our Articles contain certain provisions that would have an effect of delaying, deferring or preventing a change in control of our company, including authorizing the issuance by our board of directors of preferred stock in series, and limiting the persons who may call special meetings of shareholders. Our Articles do not contain any provisions that would operate only with respect to a merger, acquisition or corporate restructuring of our company. In addition, on November 18, 2013, we adopted an advance notice policy, which, among other things, fixes a deadline by which director nominations must be submitted to us prior to our meetings of shareholders and sets forth the information that must be included in such notice in order for such nominee to be eligible for election. In the case of an annual meeting, notice must be given to us not less than 30 nor more than 65 days prior to the date of such meeting; provided that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of such meeting was made, notice may be given no later than the close of business on the 10th day following such announcement. In the case of a special meeting called for the purpose of electing directors that is not also an annual meeting, notice must be provided to us no later than the close of business on the 15th  day following the day on which the first public announcement of the date of such special meeting was made.

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

C. Material Contracts

The following summary of certain material provisions of each agreement referenced below is not complete and these provisions are qualified in their entirety by reference to the full text of such agreement.

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

The Investment Canada Act governs the direct or indirect acquisition of control of an existing Canadian business by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, unless a specific exemption, as set out in the Investment Canada Act, applies. Industry Canada may review any transaction that results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada's cultural heritage or national identity. On March 25, 2015, the Canadian Government announced that, effective April 24, 2015, the current gross asset value review threshold used by Industry Canada would be replaced by an enterprise value review threshold, where enterprise value would be calculated as follows: (i) in the case of a publicly traded Canadian business, as the company's market capitalization, plus its non-operating liabilities, minus its cash and cash equivalent; (ii) in the case of a non-publicly traded Canadian business, as the acquisition value, plus the company's non-operating liabilities, minus its cash and cash equivalents; and (iii) in the case of an asset acquisition, as the purchase price, plus the assumed non-operating liabilities, minus the transferred cash and cash equivalents.

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
(b)	the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act, provided such acquisitions are subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act; and
(c)	the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our company, through ownership of our common shares, remains unchanged.

An acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act will not be reviewable under the Investment Canada Act if the acquisition is not subject to approval under the Bank Act, the Cooperative Credit Associations Act, the Insurance Companies Act or the Trust and Loan Companies Act.

E. Taxation

   Material Canadian Federal Income Tax Consequences

The discussion under this heading is a general summary of the principal Canadian federal income tax consequences pursuant to the Income Tax Act (Canada), referred to as the “Tax Act”, of holding and disposing of our common shares for a shareholder of our company who, at all relevant times and for purposes of the Tax Act and the Canada-United States Tax Convention (1980), as amended, referred to as the “Treaty”, is not, and is not deemed to be, a resident of Canada, and is solely a resident of the United States, is entitled to all of the benefits under the Treaty, holds such shares as capital property, deals at arm’s length and is not affiliated with us, and, does not use or hold, is not deemed to use or hold our common shares in, or in the course of, carrying on business in Canada, referred to as a “U.S. Shareholder”.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder, referred to as the “Regulations”, the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Treaty. This summary also takes into account the amendments to the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, referred to as the “Tax Proposals”, and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian Federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian Federal income tax consequences described herein.

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

Dividends

Dividends paid on our common shares to a U.S. Shareholder will be subject under the Tax Act to withholding tax, which tax is deducted at source by us. The withholding tax rate for dividends prescribed by the Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. The Treaty limits the withholding tax rate to 15% on dividends paid to a U.S. Shareholder who holds less than 10% of our voting shares. The 25% rate may be further reduced to 5% where the U.S. Shareholder is a corporation that owns at least 10% of our voting shares.

Capital Gains

A U.S. Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of our common shares unless the common shares constitute “taxable Canadian property”, as defined in the Tax Act, of the holder at the time of the disposition and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention.

Generally, a common share of our company will not be taxable Canadian property to a U.S. Shareholder at a particular time provided that such share is listed on a “designated stock exchange” (which currently includes the NYSE), as defined in the Tax Act, unless at any time during the 60-month period immediately preceding the disposition (i) the U.S. Shareholder, persons with whom the U.S. Shareholder did not deal at arm's length, partnerships in which the U.S. Shareholder or such persons hold a membership interest (directly or indirectly through one or more partnerships) or the U.S. Shareholder together with all such persons or partnerships owned 25% or more of the issued shares of any class or series of shares of our capital stock and (ii) more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property”, as defined in the Tax Act, “timber resource property”, as defined in the Tax Act, and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, our common shares could be deemed to be taxable Canadian property to a non-resident holder. U.S. Shareholders, whose shares may constitute taxable Canadian property, should consult their own tax advisors for advice having regard to their particular circumstances.

Even if a common share is taxable Canadian property to a U.S. Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the share will not be included in computing the U.S.

Shareholder’s taxable income for purposes of the Tax Act, provided that the share constitutes “treaty-protected property” of such shareholder. Common shares owned by a U.S. Shareholder generally will be treaty-protected property if the gain from the disposition of such share would, because of the Treaty, be exempt from tax under the Tax Act. U.S. Shareholders whose shares may constitute taxable Canadian property or treaty protected property should consult their own tax advisors for advice having regard to their particular circumstances.

If a U.S. Shareholder realizes a capital gain or capital loss from a disposition of a common share of our capital stock which constitutes taxable Canadian property and not treaty protected property for purposes of the Tax Act, then the capital gain or capital loss is the amount, if any, by which the U.S. Shareholder’s proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the U.S. Shareholder’s adjusted cost base of the share and reasonable expenses of disposition as determined under the Tax Act. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Generally one-half of a capital gain (“taxable capital gain”) is included in income for Canadian tax purposes in the year of the disposition, and one-half of a capital loss (“an allowable capital loss”) must be deducted from taxable capital gains realized by the U.S. Shareholder in that year. Allowable capital losses in excess of taxable capital gains for that year may generally be carried back three years or forward indefinitely and deducted against net taxable capital gains in those years, in the manner permitted under the Tax Act. Reporting and filing requirements will also arise. Such a U.S. Shareholder should consult its own tax advisors.

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

U.S. Holders

As used in this section, a “U.S. Holder” includes: (i) a holder of our common shares who is a citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or any entity which is taxable as a United States corporation for United States tax purposes; (iii) an estate, the income of which is subject to United States Federal income tax without regard to its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

Distributions

The gross amount of a distribution paid to a U.S. Holder (including amounts withheld in respect of Canadian taxes) in respect of the common shares will be subject to United States Federal income taxation as ordinary income to the extent paid out of our current or accumulated earnings and profits, as determined under United States Federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Distributions that are taxable dividends and that meet certain requirements will be “qualified dividend income” and will generally be taxed to U.S. Holders who are individuals at a maximum United States Federal income tax rate of 20% (subject to the “Passive Foreign Investment Corporation” rules discussed below). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder's tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

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

Foreign Tax Credit

Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification rules and other limitations for U.S. foreign tax credit purposes. Subject to generally applicable limitations under United States Federal income tax law, Canadian withholding tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder's United States Federal income tax liability (or at a U.S. holder's election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder's taxable income). Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and United States sources. Complex rules govern this classification process. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of United States Federal income tax. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

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

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Medicare tax.

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

Dividends paid on, and proceeds from the sale or other taxable disposition of, our common shares to a U.S. Holder generally may be subject to United States Federal information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that it is exempt. The amount of any backup withholding collected from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder's United States Federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely submitted to the IRS. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents and agreements concerning our company may be inspected at the offices of Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada.

I. Subsidiary Information

For a list of our significant wholly-owned direct and indirect subsidiaries and significant non-wholly-owned subsidiaries, see “Item 4: Information on the Company — C. Organizational Structure“.

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

Please refer to Note 36 of our annual consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2014.

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

Advance Notice Policy

At our Annual General and Special Meeting held on December 27, 2013, our shareholders approved a resolution affirming, ratifying and approving our company's advance notice policy, referred to as the “Advance Notice Policy”. The Advance Notice Policy, among other things, fixes a deadline by which director nominations must be submitted to us prior to any meeting of our shareholders and sets forth the information that must be included in the notice in order for a nominee to be eligible for election. No person will be eligible for election as a director of our company unless nominated in accordance with the Advance Notice Policy.

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

The foregoing summary of the Advance Notice Policy is not complete and is qualified in its entirety by reference to the full text of the Advance Notice Policy, a copy of which was filed as Exhibit 1.4 of our annual report on Form 20-F filed with the SEC on March 31, 2014.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2014. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

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

Acquired Business

As described in this annual report on Form 20-F, in 2014, we acquired Elsner and FESIL, which have each been excluded from management's report on internal control over financial reporting as there was not sufficient time to complete an assessment of the internal controls of such businesses between the date of the acquisition and the date of management's assessment of internal controls. We consolidated Elsner from March 31, 2014 and it represents 5.2% of our total assets as of December 31, 2014 and approximately 12.1% of our gross revenues for 2014. We consolidated FESIL from April 1, 2014 and it represents approximately 13.8% of our total assets as of December 31, 2014 and 24.2% of our gross revenues for 2014. Please see “Item 4: Information on the Company – B. Business” for additional information.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Management has concluded that, as of December 31, 2014, our company's internal control over financial reporting was effective.

The effectiveness of our company's internal control over financial reporting as of December 31, 2014 has been audited by our independent registered chartered accountants, PricewaterhouseCoopers LLP, who also audited our consolidated financial statements for the year ended December 31, 2014. PricewaterhouseCoopers LLP has expressed its unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2014. Their report is included in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS, as required by Canadian National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings.

In 2012, we acquired MFC Energy, MFCR and Possehl. These entities have significant operations and had accounting systems in place that differ from ours. As a result, as at December 31, 2013, we had determined that we did not maintain effective control over: (i) the period end financial reporting process with respect to such new subsidiaries; and (ii) the design and implementation of formal processes at the entity level to address risks critical to financial reporting with respect to the monitoring of controls, the control environment and information and communication following the integration of the new subsidiaries. These control deficiencies resulted in significant audit adjustments to net income, comprehensive loss, the statement of financial position and the related disclosures in our consolidated financial statements for the years ended December 31, 2013 and 2012.

In the year ended December 31, 2014, we took the following actions to remediate the underlying causes of the identified material weaknesses and implemented remediation plans to address any issues, including, among other things:

•	implemented strengthened integration procedures across all recently acquired entities;
•	appointed a new Chief Financial Officer whose priority is to develop and implement the remediation plan for the material weaknesses noted above; and

•	increased coordination and monitoring of internal control integration by management in respect of new subsidiaries.

Other than the remediation of control weaknesses in 2013 described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16: [RESERVED]

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Silke Stenger was appointed Chair of our Audit Committee with effect from March 2014, upon the passing of Ian Rigg, the prior Audit Committee Chair. Our board of directors had determined that Ms. Stenger qualified as an “audit committee financial expert” and was “independent”, as such terms are used in Section 303A.02 of the NYSE Listed Company Manual.

ITEM 16B: CODE OF ETHICS

Code of Ethics and Code of Conduct

Our board of directors encourages and promotes a culture of ethical business conduct through the adoption and monitoring of our codes of ethics and conduct, the insider trading policy and such other policies as may be adopted from time to time.

Our board of directors adopted a written Code of Business Conduct and Ethics and Insider Trading Policy on October 26, 2013, referred to as the “Code of Ethics”. Prior to the adoption of the Code of Ethics, our board of directors had previously adopted a written code of ethics on November 9, 2006 and a code of conduct. Since such adoption, our board of directors has conducted an assessment of its performance, including the extent to which the board and each director comply therewith. It is intended that such assessment will be conducted annually.

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

The foregoing summary of the Code of Ethics is not complete and is qualified in its entirety by reference to the full text of the Code of Ethics, a copy of which is available online at our website at www.mfcindustrial.com. A copy of the Code of Ethics was filed as Exhibit 11.1 of our Annual Report on Form 20-F for the year ended December 31, 2013.

We will provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: MFC Industrial Ltd., Suite 1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2014 by PricewaterhouseCoopers LLP were C$2,432,500 (before goods and services tax). The aggregate fees for audit services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2013 by PricewaterhouseCoopers LLP were C$2,289,500 (before goods and services tax), inclusive of overruns as well as scope changes pertaining to 2013.

Audit-Related Fees

No fees were billed by PricewaterhouseCoopers LLP during the years ended December 31, 2014 and 2013 for assurance or related services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category “Audit Fees” above.

Tax Fees

During the fiscal year ended December 31, 2014, the aggregate fees billed for tax compliance, tax advice and tax planning by PricewaterhouseCoopers LLP were C$184,000 (before goods and services tax). For the fiscal year ended December 31, 2013, the aggregate fees for tax compliance, tax advice and tax planning by PricewaterhouseCoopers LLP were C$14,850 (before goods and services tax).

All Other Fees

During the fiscal year ended December 31, 2014, the aggregate fees billed by PricewaterhouseCoopers LLP for all services not related to audit or tax were C$40,000 (before goods and services tax), which related to certain financial due diligence matters. For the fiscal year ended December 31, 2013, the aggregate fees billed by PricewaterhouseCoopers LLP for all services not related to audit or tax were C$100,300 (before goods and services tax), which related to certain financial due diligence matters.

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

The Audit Committee has considered the nature and amount of the fees billed for the fiscal years ended December 31, 2014 and 2013 by PricewaterhouseCoopers LLP and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2014, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

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

Disclosure Provided to Accountants

We have provided a member of PricewaterhouseCoopers LLP with a copy of our disclosure under Item 16F of this annual report on Form 20-F. We have requested that PricewaterhouseCoopers LLP to, furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us in response to this Item 16F(a) and, if not, stating the respects in which it does not agree.

ITEM 16G: CORPORATE GOVERNANCE

Shares of our common stock are listed on the NYSE. Summarized below are the significant differences between our corporate governance rules and the corporate governance rules applicable to U.S. domestic issuers under the listing standards of the NYSE:

•	Section 303A.03 of the NYSE's Listed Company Manual requires the non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

While our independent directors (all of whom are non-management directors) meet regularly for committee meetings at which they are all present without non-independent directors or management in attendance, they do not generally hold other regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

•	Section 303A.08 of the NYSE's Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.

Our current stock option and the 2014 Plan have been approved by our shareholders. However, while our 2014 Plan provides that amendments may be submitted for shareholder approval by our board of directors to the extent that it deems it necessary or advisable, our plans do not specifically require shareholder approval of material revisions.

ITEM 16H: MINE SAFETY DISCLOSURE

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 16.1 to this annual report on Form 20-F.

ITEM 17: FINANCIAL STATEMENTS

Not applicable. See “Item 18: Financial Statements”.

ITEM 18: FINANCIAL STATEMENTS

The following attached audit reports and financial statements are incorporated herein:

1.	Report of Independent Auditors, PricewaterhouseCoopers LLP, dated March 31, 2015 on the consolidated financial statements of our company for the years ended December 31, 2014 and 2013 and on the effectiveness of internal controls over financial reporting as at December 31, 2014	71
2.	Report of Independent Registered Chartered Accountants, Deloitte LLP, dated April 1, 2013 on the consolidated statements of operations, comprehensive income, changes in equity and cash flows of our company for the year ended December 31, 2012	73
3.	Consolidated statements of financial position as of December 31, 2014 and 2013	74
4.	Consolidated statements of operations for the years ended December 31, 2014, 2013 and 2012	75
5.	Consolidated statements of comprehensive income for the years ended December 31, 2014, 2013 and 2012	76
6.	Consolidated statements of changes in equity for the years ended December 31, 2014, 2013 and 2012	77
7.	Consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012	79
8.	Notes to consolidated financial statements as of December 31, 2014	81

Independent Auditor’s Report

To the Shareholders of
MFC Industrial Ltd.

We have completed integrated audits of MFC Industrial Ltd. and its subsidiaries’ (together, “the Company”) 2014 and 2013 consolidated financial statements and their internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company, as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matters

The financial statements of the Company for the year ended December 31, 2012, were audited by another auditor who expressed an unmodified opinion on those statements on April 1, 2013. As part of our audit of the 2013 financial statements, we also audited the adjustments described in Note 41 that were applied to amend the 2012 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2012 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2012 financial statements taken as a whole.

Report on internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

As described in Item 15 of the Annual Report on Form 20-F, management has excluded FESIL AS (“FESIL”) and F.J. Elsner & Co. GmbH (“Elsner”) from its assessment of internal control over financial reporting as at December 31, 2014 because they were acquired by the Company in 2014. We have also excluded FESIL and Elsner from our audit of internal control over financial reporting. FESIL is a wholly owned subsidiary whose total assets and gross revenues represent 13.8% and 24.2%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2014. Elsner is a wholly owned subsidiary whose total assets and gross revenues represent 5.2% and 12.1%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2014.

Opinion

In our opinion, MFC Industrial Ltd. and its subsidiaries’ maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
 Vancouver, British Columbia
March 31, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
MFC Industrial Ltd.

We audited, before the effects of adjustments to reflect changes in purchase price allocation and the correction of an error as described in Notes 3 and 38 to the consolidated financial statements, the accompanying consolidated financial statements of MFC Industrial Ltd. and subsidiaries (collectively the “Company”), which comprise the consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2012, and a summary of significant accounting policies and other explanatory information (the 2012 consolidated financial statements before the effects of the adjustments described in Notes 3 and 38 to the consolidated financial statements are not presented herein).

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

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, except for the adjustments to reflect changes in the purchase price allocation and the correction of an error described in Notes 3 and 38 to the consolidated financial statements, present fairly, in all material respects, the financial performance and cash flows of MFC Industrial Ltd. and subsidiaries for the year ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review or apply any procedures to the adjustments to reflect changes in the purchase price allocation of the correction of an error described in Notes 3 and 38 to the consolidated financial statements and, accordingly, we do not express an opinion or any form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ Deloitte LLP

Chartered Accountants
April 1, 2013
Vancouver, Canada

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(United States Dollars in Thousands)

	Notes	December 31, 2014	December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents		$297,294	$332,173
Short-term cash deposits		159	4,381
Securities	5	250	2,068
Restricted cash	6	555	312
Trade receivables	7	161,674	115,678
Other receivables	8	41,392	30,409
Inventories	9	212,577	88,844
Real estate held for sale		12,043	12,676
Deposits, prepaid and other	10	7,745	27,136
Assets held for sale	11	131,115	97,344
Total current assets		864,804	711,021
Non-current Assets
Securities	12	723	2,465
Securities, restricted		205	—
Equity method investments	13	31,836	24,366
Property, plant and equipment	14	105,878	94,493
Interests in resource properties	15	348,112	359,822
Hydrocarbon probable reserves	16	43,655	75,267
Hydrocarbon unproved lands	16	23,757	31,354
Accrued pension assets, net	17	1,174	1,259
Deferred income tax assets	18	23,991	17,941
Other		14,245	610
Other, restricted		304	—
Total non-current assets		593,880	607,577
		$1,458,684	$1,318,598
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	19	$161,340	$129,783
Debt, current portion	20	56,976	44,869
Accounts payables and accrued expenses	21	138,222	126,649
Dividends payable		3,786	—
Income tax liabilities		4,274	1,891
Liabilities relating to assets held for sale	11&22	15,346	11,517
Total current liabilities		379,944	314,709
Long-term Liabilities
Debt, less current portion	20	256,148	189,871
Deferred income tax liabilities	18	10,216	3,571
Decommissioning obligations	22	129,557	105,854
Accrued pension obligations, net	17	3,732	—
Puttable instrument financial liabilities	23	—	3,936
Other		7,651	916
Total long-term liabilities		407,304	304,148
Total liabilities		787,248	618,857
Equity
Capital stock, fully paid	24	384,257	383,116
Treasury stock	24	(68,980)	(68,980)
Contributed surplus		14,994	13,037
Retained earnings		387,053	398,448
Accumulated other comprehensive income		(46,936)	(26,051)
Total shareholders' equity		670,388	699,570
Non-controlling interests		1,048	171
Total equity		671,436	699,741
		$1,458,684	$1,318,598

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2014, 2013 and 2012
(United States Dollars in Thousands, Except per Share Amounts)

	Notes	2014	2013	2012
				(Restated – Note 38)
Net sales	4&25	$1,402,258	$806,831	$479,507
Equity income	13	9,528	7,107	6,152
Gross revenues		1,411,786	813,938	485,659

Costs and Expenses:
Costs of sales and services	25	1,271,060	710,355	406,708
Selling, general and administrative		85,505	63,092	47,737
Share-based compensation – selling, general and administrative	26	383	—	9
Finance costs		16,537	15,172	11,634
Impairment of available-for-sale securities		294	517	4,265
Impairment of hydrocarbon and resource properties		28,618	6,077	42,631
		1,402,397	795,213	512,984

Income (loss) from operations		9,389	18,725	(27,325)

Other items:
Exchange differences on foreign currency transactions		(5,459)	(1,820)	7,108
Change in fair value of puttable instrument financial liabilities		(148)	(826)	(77)
Bargain purchase	3	—	—	218,679

Income before income taxes		3,782	16,079	198,385
Income tax (expense) recovery:
Income taxes	27	695	(1,574)	8,528
Resource property revenue taxes	27	(2,409)	(5,003)	(5,902)
		(1,714)	(6,577)	2,626
Net income for the year		2,068	9,502	201,011
Less: Net (income) loss attributable to non-controlling interests		(1,230)	163	(867)
Net income attributable to owners of the parent company		$838	$9,665	$200,144

Basic earnings per share	28	$0.01	$0.15	$3.20

Diluted earnings per share	28	$0.01	$0.15	$3.20

Weighted average number of common shares outstanding
– basic	28	62,922,837	62,552,126	62,555,438
– diluted	28	62,957,105	62,756,791	62,555,438

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2014, 2013 and 2012
(United States Dollars in Thousands)

	2014	2013	2012
			(Restated – Note 38)
Net income for the year	$2,068	$9,502	$201,011
Other comprehensive income (loss), net of tax
Exchange differences arising from translating financial statements of foreign operations and U.S. dollar reporting	(19,823)	(31,394)	(7,262)
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated	(115)	—	(609)
Net exchange differences	(19,938)	(31,394)	(7,871)

Fair value (loss) gain on available-for-sale securities	(256)	(112)	319
Reclassification of fair value loss on available-for-sale securities to statements of operations for securities disposed of	133	312	4,321
Net fair value (loss) gain on available-for-sale securities	(123)	200	4,640

Remeasurement of the net defined benefit liabilities	(1,085)	1,369	961

Other comprehensive loss	(21,146)	(29,825)	(2,270)
Total comprehensive (loss) income for the year	(19,078)	(20,323)	198,741
Comprehensive (income) loss attributable to non-controlling interests	(969)	97	(980)
Comprehensive (loss) income attributable to owners of the parent company	$(20,047)	$(20,226)	$197,761
Other comprehensive (loss) income, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$4,283	$6,788	$46
will be reclassified subsequently to profit or loss
when specific conditions are met	(25,429)	(36,613)	(2,316)
	$(21,146)	$(29,825)	$(2,270)

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2014, 2013 and 2012
(United States Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	Retained Earnings	Available- for-sale Securities	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders' Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2011	66,648,296	$382,289	(4,086,875)	$(68,117)	$13,028	$—	$213,200	$(4,759)	$—	$10,982	$546,623	$2,524	$549,147
Net income (Restated – Note 38)	—	—	—	—	—	—	200,144	—	—	—	200,144	867	201,011
Cancellation of fractional shares	(3,267)	—	—	—	—	—	—	—	—	—	—	—	—
Purchase of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	3,350	3,350
Buy-back of odd-lot shares	(6,028)	(36)	—	—	—	—	(8)	—	—	—	(44)	—	(44)
Dividends paid and payable	—	—	—	—	—	—	(13,762)	—	—	—	(13,762)	(666)	(14,428)
Share-based compensation	—	—	—	—	9	—	—	—	—	—	9	—	9
Issuance of preferred shares	493,105	493	(493,105)	(493)	—	—	—	—	—	—	—	—	—
Net fair value gain	—	—	—	—	—	—	—	4,640	—	—	4,640	—	4,640
Net gain on remeasurements	—	—	—	—	—	—	—	—	961	—	961	—	961
Net exchange differences	—	—	—	—	—	—	—	—	—	(7,984)	(7,984)	113	(7,871)
Balance at December 31, 2012 (Restated – Note 38)	67,132,106	382,746	(4,579,980)	$(68,610)	13,037	—	399,574	(119)	961	2,998	730,587	6,188	736,775
Net income	—	—	—	—	—	—	9,665	—	—	—	9,665	(163)	9,502
Dividends paid	—	—	—	—	—	—	(15,013)	—	—	—	(15,013)	(781)	(15,794)
Issuance of preferred shares as dividends	369,830	370	(369,830)	(370)	—	—	—	—	—	—	—	—	—
Acquisition and elimination of noncontrolling interests	—	—	—	—	—	—	4,222	—	—	—	4,222	(5,139)	(917)
Net fair value gain	—	—	—	—	—	—	—	200	—	—	200	—	200
Net gain on remeasurements	—	—	—	—	—	—	—	—	1,369	—	1,369	—	1,369
Net exchange differences	–	—	—	—	—	—	—	—	—	(31,460)	(31,460)	66	(31,394)
Balance at December 31, 2013	67,501,936	383,116	(4,949,810)	(68,980)	13,037	—	398,448	81	2,330	(28,462)	699,570	171	699,741

Net income	—	—	—	—	—	—	838	—	—	—	838	1,230	2,068
Dividends paid and payable	—	—	—	—	—	—	(15,110)	—	—	—	(15,110)	(936)	(16,046)
Share-based compensation	—	—	—	—	383	—	—	—	—	—	383	—	383
Exercise of employee stock options	30,326	321	—	—	(84)	—	—	—	—	—	237	—	237
Acquisition and elimination of non-controlling interests	509,820	820	—	—	—	1,658	2,877	—	—	—	5,355	(1,271)	4,084
Purchase of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	131	131
Disposition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	1,984	1,984
Net fair value loss	—	—	—	—	—	—	—	(123)	—	—	(123)	—	(123)
Net loss on remeasurements	—	—	—	—	—	—	—	—	(1,085)	—	(1,085)	—	(1,085)
Net exchange differences	—	—	—	—	—	—	—	—	—	(19,677)	(19,677)	(261)	(19,938)
Balance at December 31, 2014	68,042,082	$384,257	(4,949,810)	$(68,980)	$13,336	$1,658	$387,053	$(42)	$1,245	$(48,139)	$670,388	$1,048	$671,436

The accompanying notes are an integral part of these consolidated financial statements.

Total Comprehensive Income (Loss) for the Year	Owners of the Parent Company	Non- controlling Interests	Total
2012	$197,761	$980	$198,741
2013	(20,226)	(97)	(20,323)
2014	(20,047)	969	(19,078)
	Common Shares		Preferred Shares*		Total Capital Stock
Components of Capital Stock	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2011	62,889,660	$369,139	3,758,636	$13,150	66,648,296	$382,289
Cancellation of fractional shares	(3,267)	—	—	—	(3,267)	—
Buy-back of odd-lot shares	(6,028)	(36)	—	—	(6,028)	(36)
Issuance of preferred shares	—	—	493,105	493	493,105	493

Balance at December 31, 2012	62,880,365	369,103	4,251,741	13,643	67,132,106	382,746
Issuance of preferred shares	—	—	369,830	370	369,830	370

Balance at December 31, 2013	62,880,365	369,103	4,621,571	14,013	67,501,936	383,116
Exercise of employee stock options	30,326	321	—	—	30,326	321
Acquisition and elimination of non-controlling interests	509,820	820	—	—	509,820	820
Balance at December 31, 2014	63,420,511	$370,244	4,621,571	$14,013	68,042,082	$384,257

*	All Preferred Shares were and are held by the Group as Treasury Stock.

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2014, 2013 and 2012

(United States Dollars in Thousands)

	2014	2013	2012
			(Restated – Note 38)
Cash flows from operating activities:
Net income for the year	$2,068	$9,502	$201,011
Adjustments for:
Amortization, depreciation and depletion	27,246	28,085	20,312
Exchange differences on foreign currency transactions	5,459	1,820	(7,108)
Gain on short-term securities	(271)	(5,681)	(1,162)
(Gain) loss on available-for-sale securities and subsidiaries, net	(4,587)	(231)	94
Impairment of available-for-sale securities	294	517	4,265
Impairment of hydrocarbon and resource properties	28,618	6,077	42,631
Write-down of inventories	—	—	15,659
Stock-based compensation	383	—	9
Deferred income taxes	(4,272)	(1,049)	(12,105)
Equity income	(9,528)	(7,107)	(6,152)
Market value (increase) decrease on commodity inventories	(3,777)	(5,342)	1,509
Interest accretion	3,087	3,432	2,295
Credit losses	3,946	3,976	—
Change in fair value of puttable instrument financial liabilities	148	826	77
Gain on sale of assets	(3,924)	—	—
Bargain purchase	—	—	(218,679)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term cash deposits	4,204	(4,189)	(16)
Short-term securities	2,087	10,154	7,241
Restricted cash	5,969	582	(269)
Bills of exchange	—	—	10,545
Receivables	9,261	(29,056)	(12,899)
Inventories	(28,996)	32,541	(36,479)
Deposits, prepaid and other	37,664	1,152	(8,936)
Assets held for sale	825	(1,017)	(3,103)
Short-term bank borrowings	(90,378)	(26,385)	(115,505)
Accounts payable and accrued expenses	12,279	(2,690)	(9,100)
Deferred sale liabilities	—	—	(15,080)
Income tax liabilities	1,165	(1,049)	(2,280)
Decommissioning obligations	(3,207)	(4,067)	44
Accrued pension obligations	(322)	296	(19)
Other	1,130	(984)	(1,172)
Cash flows (used in) provided by operating activities	(3,429)	10,113	(144,372)

The accompanying notes are an integral part of these consolidated financial statements.

	2014	2013	2012
			(Restated – Note 38)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(28,779)	(1,983)	(2,108)
Purchases of hydrocarbon assets, net	(7,763)	(4,617)	—
Purchases of long-term investments	(900)	(1,950)	(5,100)
Proceeds from sales of long-term securities	1,478	7,039	2,616
Increase in loan receivables	(2,836)	—	(81)
Decrease in loan receivables	80	—	19,950
Distributions from joint ventures, net	6,095	7,227	7,641
Acquisition of a subsidiary (net of cash acquired)	(67,070)	(6,637)	(78,546)
Other	(1,737)	74	(48)
Cash flows used in investing activities	(101,432)	(847)	(55,676)
Cash flows from financing activities:
Debt repayment	(29,496)	(36,716)	(28,259)
Debt borrowing	127,190	98,842	133,485
Reduction in facility term financing	—	(21,894)	(7,388)
(Repayment) due to a customer (see Note 31)	(22,166)	22,166	—
Issuance of shares	237	—	—
Repurchases of shares	—	—	(44)
Dividends paid to shareholders	(11,324)	(15,013)	(13,762)
Dividends paid to non-controlling interests	(936)	(781)	(666)
Cash flows provided by financing activities	63,505	46,604	83,366
Exchange rate effect on cash and cash equivalents	6,477	2,513	3,420
(Decrease) increase in cash and cash equivalents	(34,879)	58,383	(113,262)
Cash and cash equivalents, beginning of year	332,173	273,790	387,052
Cash and cash equivalents, end of year	$297,294	$332,173	$273,790
Cash and cash equivalents at end of year consisted of:
Cash	$241,244	$232,104	$208,860
Money market and highly liquid funds	56,050	100,069	64,930
	$297,294	$332,173	$273,790
Supplemental cash flows disclosure (see Note 31)
Interest received	$5,107	$2,875	$7,201
Dividends received	5	295	353
Interest paid	(11,940)	(9,233)	(8,120)
Income taxes paid (including resource property revenue taxes)	(7,607)	(7,753)	(10,266)

The accompanying notes are an integral part of these consolidated financial statements.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies

MFC Industrial Ltd. (“MFC Industrial” or the “Company”) is incorporated under the laws of British Columbia, Canada. MFC Industrial is a global supply chain company which utilizes innovative finance alongside sophisticated customized structured solutions to facilitate the working capital and other requirements of its customers.

In April 2014, the Company, through its Austrian subsidiary, completed the acquisition of a 100% interest in FESIL AS (“FESIL”). The FESIL group is a vertically integrated supply chain management company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, United States and China, and a 33%-owned associate which owns quartz quarries in Spain. The Company has consolidated the operations of the FESIL group since April 1, 2014.

In March 2014, the Company, also through its Austrian subsidiary, acquired a 100% interest in F.J. Elsner & Co. GmbH (“Elsner”), a global supply chain company focused on steel and related products. The Company has consolidated the operations of the Elsner group since March 31, 2014.

   A. Basis of Presentation

   Basis of Accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). MFC Industrial complies with all the requirements of IFRS.

These consolidated financial statements were prepared using going concern, accrual (except for cash flow information) and historical cost (except for investment property and certain financial assets and financial liabilities which are measured at fair value and certain assets that are measured at fair value less costs of disposal) bases.

The presentation currency of these consolidated financial statements is the United States of America (the “U.S.”) dollar ($), as rounded to the nearest thousand (except per share amounts and amounts indicated in specific monetary units).

   Principles of Consolidation

The Group adopted IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) and amendments to IAS 27, Separate Financial Statements (“IAS 27”) and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), effective January 1, 2013. The adoption of these new standards and amendments did not have recognition and measurement impacts on the Company's consolidated financial statements. Prior to 2013, the Group consolidated special purpose entities pursuant to SIC-12, Consolidation – Special Purpose Entities (“SIC-12”). SIC-12 was superseded by IFRS 10 in 2013.

These consolidated financial statements include the accounts of MFC Industrial and entities it controls (collectively, the “Group”). The Company controls an investee if and only if the investor has all the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor's returns. When the Group holds, directly or indirectly, more than 50% of the voting power of the investee, it is presumed that the Group controls the investee, unless it can be clearly demonstrated that this is not the case. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions, including unrealized profits arising from intragroup transactions, have been eliminated in full. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

On the acquisition date, a non-controlling interest is measured at either its fair value or its proportionate share in the recognized amounts of the subsidiary's identifiable net assets, on a transaction-by-transaction basis. Subsequently, non-controlling interest increases or decreases for its share of changes in equity since the acquisition date.

After initial consolidation of a subsidiary, when the proportion of equity held by the non-controlling interests changes, the Group adjusts the carrying amounts of the controlling and non-controlling interests to reflect the changes

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

in their relative interests in the subsidiary. The Group recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the Group.

When the Group loses control of a subsidiary, it (a) derecognizes: (i) the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost; and (ii) the carrying amount of any non-controlling interests in the former subsidiary at the date when control is lost (including any components of other comprehensive income attributable to them); (b) recognizes: (i) the fair value of the consideration received, if any, from the transaction, event or circumstances that resulted in the loss of control; (ii) if the transaction, event or circumstances that resulted in the loss of control involves a distribution of shares of the subsidiary to owners in their capacity as owners, that distribution; and (iii) any investment retained in the former subsidiary at its fair value at the date when control is lost; (c) reclassifies to profit or loss, or transfer directly to retained earnings if required by other IFRSs, the amounts recognized in other comprehensive income in relation to the subsidiary and (d) recognize any resulting difference as a gain or loss in profit or loss attributable to the Group.

Interests in joint arrangements - A joint arrangement is an arrangement of which two or more parties have joint control and has the following characteristics: (a) the parties are bound by a contractual arrangement and (b) the contractual arrangement gives two or more of those parties joint control of the arrangement.

A joint arrangement is either a joint operation or a joint venture. The classification of joint arrangements requires the parties to assess their rights and obligations arising from the arrangement. Generally, a joint arrangement that is not structured through a separate vehicle is a joint operation. In such a case, the contractual arrangement establishes the parties' rights to the assets, and obligations for the liabilities, relating to the arrangement, and the parties' rights to the corresponding revenues and obligations for the corresponding expenses. A joint arrangement in which the assets and liabilities relating to the arrangement are held in a separate vehicle can be either a joint venture or a joint operation. In such a case, the Group examines (i) the legal form of the separate vehicle, (ii) the terms of the contractual arrangement and (iii) when relevant, other facts and circumstances. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Group does not have any interests in joint operations.

The Group recognizes and accounts for its interests in joint ventures using the equity method in accordance with IAS 28.

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

The Group discontinues the use of the equity method of accounting from the date when its investment ceases to be an associate. If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

Equity method of accounting -Many of the procedures that are appropriate for the application of the equity method are similar to the consolidation procedures described in IFRS 10. Furthermore, the concepts underlying the procedures used in accounting for the acquisition of a subsidiary are also adopted in accounting for the acquisition of an investment in an associate.

The Group's share in an associate or a joint venture is the aggregate of the holdings in that associate or joint venture by the Company and its subsidiaries. The holdings of the Group's other associates or joint ventures are ignored for this purpose. When an associate or a joint venture has subsidiaries, associates or joint ventures, the profit or loss, other comprehensive income and net assets taken into account in applying the equity method are those recognized in the associate's or joint venture's financial statements (including the associate's or joint venture's share of the profit or loss, other comprehensive income and net assets of its associates and joint ventures).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

Under the equity method, an investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The Group's investment in associates includes goodwill identified on acquisition. Distributions received from an investee reduce the carrying amount of the investment.

The Group's share of an investee's post-acquisition profit or loss is recognized in the income statement, and its share of the investee's post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group's share of losses in an investee equals or exceeds its interest in the investee, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the investee.

Gains and losses resulting from upstream and downstream transactions between the Group and its investees are recognized in the Group's financial statements only to the extent of unrelated investors' interests in the investees.

After application of the equity method, the Group applies IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to determine whether it is necessary to recognize any impairment loss with respect to its net investment in an associate or joint venture, and its interest in an associate or joint venture that does not constitute part of the net investment and the amount of that impairment loss.

The financial statements of MFC Industrial and its subsidiaries, joint arrangements and associates used in the preparation of the consolidated financial statements are prepared as of the same date, using uniform accounting policies for like transactions and other events in similar circumstances.

   Foreign Currency Translation

The presentation currency of the Group's consolidated financial statements is the U.S. dollar. The Group chose to use the U.S. dollar as its presentation currency because the majority of MFC Industrial's shareholders are from the U.S.

MFC Industrial conducts its business throughout the world through its foreign operations. Foreign operations are entities that are subsidiaries, associates, joint arrangements or branches, the activities of which are based or conducted in countries or currencies other than those of MFC Industrial. Functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. Foreign currency is a currency other than the functional currency of the entity. The functional currency of MFC Industrial and the majority of its foreign operations are currencies other than the U.S. dollar.

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

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous periods are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation which are initially recorded in other comprehensive income in the consolidated financial statements and reclassified from equity to profit or loss on disposal of the net investment.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

   Use of a presentation currency other than the functional currency

The results and financial position of an entity whose functional currency are translated into a different presentation currency using the following procedures: (a) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position; (b) income and expenses for each statement of comprehensive income or separate income statement presented are translated at the average exchange rates for the periods (which approximate the exchange rates at the dates of the transactions); and (c) all resulting exchange differences are recognized in other comprehensive income.

The following table sets out exchange rates for the translation of Canadian dollars (CDN$ or C$), Euros (EUR or €) and Chinese yuans (Renminbi or RMB), which represented the major trading currencies of the Group, into U.S. dollars:

	CDN$	EUR	RMB
Closing rate at December 31, 2014	0.8620	1.2101	0.1611
Average rate for the year 2014	0.9054	1.3284	0.1623
Closing rate at December 31, 2013	0.9402	1.3779	0.1652
Average rate for the year 2013	0.9710	1.3284	0.1626
Closing rate at December 31, 2012	1.0051	1.3186	0.1605
Average rate for the year 2012	1.0004	1.2855	0.1585

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

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. IFRS 13, Fair Value Measurement (“IFRS 13”), establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value into three levels:

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

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

Non-current assets (and disposal groups) are classified as held for sale and measured at the lower of their carrying amounts and fair values less costs to sell, except for investment property which is measured at fair value (see Note 1.B.(x)). The Group does not depreciate or amortize a non-current asset while it is classified as held for sale.

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

A financial asset or financial liability at fair value through profit or loss is a financial asset or financial liability that meets either of the following conditions: (a) it is classified as held for trading if it is (i) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; (ii) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or (iii) a derivative, except for a derivative that is a designated and effective hedging instrument; or (b) it is designated by the Group upon initial recognition as at fair value through profit or loss when certain conditions are met. Generally, a financial instrument cannot be reclassified out of the fair value through profit or loss category while it is held or issued, except in rare circumstances.

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or at fair value through profit or loss.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

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

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities that are classified at fair value through profit or loss (including derivatives that are liabilities) which are measured at their fair values (except for derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured, which should be measured at cost).

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

Whenever quoted market prices are available, bid prices are used for the measurement of fair value of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another financial instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the financial instrument.

The Group assesses at each balance sheet date whether there is any evidence that a financial asset or group of financial assets is impaired. If such evidence exists, the Group will determine the amount of the impairment loss. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is an objective evidence of impairment. The Group considers a decline in excess of 25 percent generally as significant; and a decline in a quoted market price that persists for 15 months as prolonged.

   (ii) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash at banks and highly liquid investments (e.g. money market funds) readily convertible to a known amount of cash and subject to an insignificant risk of change in value. They have maturities of three months or less from the date of acquisition and are generally interest-bearing.

   (iii) Restricted Cash

Restricted cash is cash and cash equivalents that are set aside for restricted use pursuant to the terms of a contract or an agreement.

   (iv) Securities

Securities are classified as at fair value through profit or loss (i.e. held for trading), or short-term or long-term available-for-sale securities.

Publicly-traded securities (debt and equity) which are acquired principally for the purpose of selling in the near term are classified as held for trading. Securities held for trading are measured at their bid prices on the reporting date.

Available-for-sale securities consist of publicly-traded securities and unlisted equity securities which are not held for trading and not held to maturity. Long-term available-for-sale securities are purchased with the intention to hold until market conditions render alternative investments more attractive. Short-term available-for-sale securities are held with the intention of management to sell within the current operating cycle but do not meet the definition of trading securities.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

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

   (v) Receivables

Receivables are classified as loans and receivables and are measured at amortized cost.

Receivables are net of an allowance for credit losses, if any. The Group performs ongoing credit evaluation of its customers and adjusts the allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts.

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

   (vii) Derivative Financial Instruments

A derivative is a financial instrument or other contract with all three of the following characteristics: (a) its value changes in response to the change in a specified interest rate, financial instrument price, product price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; (b) it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (c) it is settled at a future date. A derivative financial instrument is either exchange-traded or negotiated. A derivative is included in the consolidated statement of financial position and is measured at fair value. The recognition and measurement of a derivative financial instrument is covered by IAS 39, which does not apply to a contract that is entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the entity's expected purchase, sale or usage requirements.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives and recorded in the consolidated statement of financial position at fair value when their risks and characteristics are not closely related to those of the host contract. Changes in the fair value of those embedded derivatives recognized in the consolidated statement of financial position are recognized in profit or loss as they arise.

Where the Group has both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative financial instruments is reported as an asset or liability, as appropriate.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognized in profit or loss as they arise.

   (viii) Inventories

Inventories principally consist of raw materials, work-in-progress, and finished goods. Inventories, other than products acquired in commodity activities, are recorded at the lower of cost and estimated net realizable value. Cost, where appropriate, includes an allocation of manufacturing overheads incurred in bringing inventories to their present location and condition and is assigned by using the first-in, first-out formula for inventories in the supply chain business and weighted average cost formula for other inventories. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The reversal of a write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of costs of sales and services in the period in which the reversal occurs.

Products acquired in commodity activities with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin are measured at fair value less costs to sell.

   (ix) Real Estate Held for Sale

Real estate held for sale is real estate intended for sale in the ordinary course of business or in the process of construction or development for such sale.

Real estate held for sale is accounted for as inventories at the lower of cost (on a specific item basis) and net realizable value. Net realizable value is estimated by reference to sale proceeds of similar properties sold in the ordinary course of business less all estimated selling expenses around the reporting date, or by management estimates based on prevailing market conditions. The amount of any write-down of properties to net realizable value is recognized as an expense in the period the write-down occurs. The reversal of a write-down arising from an increase in net realizable value is recognized in the period in which the reversal occurs.

All of the Group's real estate held for sale is located in Europe.

   (x) Investment Property

Investment property is property that is held for generating rental income or for capital appreciation or both, rather than for: (a) use in the production or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business. The Group's investment property comprises freehold land and buildings. Investment property is initially recognized at cost including related transaction costs. After initial recognition, investment property is measured at fair value, with changes in fair value recognized in the Group's profit or loss in the period in which it arises.

The fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm's length transaction. Fair value specifically excludes an estimated price inflated or deflated by special terms or circumstances, special considerations or concessions granted by anyone associated with the sale. The Group determines fair value without any deduction for transaction costs it may incur on sale or other disposal. Fair value on the Group's investment property is based on valuations prepared annually by external evaluators in accordance with guidance issued by the International Valuation Standard Committee and reviewed by the Group in accordance with guidance on fair value in IFRS 13.

All of the Group's investment property is located in Europe. As at December 31, 2014 and 2013, the Group's investment property has been included and presented in assets held for sale.

   (xi) Property, Plant and Equipment

Property, plant and equipment are carried at cost, net of accumulated depreciation and, if any, accumulated impairment losses. The initial cost of an item of property, plant and equipment comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

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

The depreciable amounts of the Group's property, plant, and equipment (i.e. the costs of the assets less their residual values) are depreciated according to the following estimated lives and methods:

	Lives	Method
Buildings	20 years	straight-line
Processing plant and equipment	5 to 20 years	straight-line
Refinery and power plants	20 to 30 years	straight-line
Office equipment and other	3 to 10 years	straight-line

Depreciation expense is included in either costs of sales and services or selling, general and administrative expense, whichever is appropriate.

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

   (xii) Exploration and Evaluation Assets

Exploration and evaluation assets comprise hydrocarbon probable reserves and hydrocarbon unproved lands in the consolidated statements of financial position.

Pre-license costs are recognized in profit or loss as incurred.

Exploration and evaluation costs, including the costs of acquiring undeveloped land and drilling costs are initially capitalized until the drilling of the well is complete and the results have been evaluated in order to determine the technical feasibility and commercial viability of the asset. Technical feasibility and commercial viability are considered to be determinable when proved and/or probable reserves are determined to exist. When proved and/or probable reserves are found, the drilling costs and the costs of associated hydrocarbon unproved lands are reclassified to interests in resource properties; or from hydrocarbon unproved lands to hydrocarbon probable reserves. The cost of hydrocarbon undeveloped land that expires or any impairment recognized during a period is charged to profit or loss.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

   (xiii) Interests in Resource Properties

The Group's interests in resource properties include a royalty interest in an iron ore mine and hydrocarbon development and production assets, as well as extracting facilities which were sold in 2013.

   (a) Recognition and measurement

Interests in resource properties are initially measured at cost and subsequently carried at cost less accumulated depletion and, if any, accumulated impairment losses.

The cost of an interest in resource property includes the initial purchase price and directly attributable expenditures to find, develop, construct and complete the asset. This cost includes reclassifications from exploration and evaluation assets, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells. Any costs directly attributable to bringing the asset to the location and condition necessary to operate as intended by management and result in an identifiable future benefit are also capitalized. These costs include the estimate of any decommissioning obligations and, for qualifying assets, capitalized borrowing costs.

   (b) Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized costs generally represent costs incurred in developing proved reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. All other expenditures are recognized in profit or loss as incurred. The costs of periodic servicing of the properties are recognized in operating expenses as incurred.

The carrying amount of any replaced or sold component is derecognized.

   (c) Depletion

The carrying amount of an interest in a resource property is depleted using the unit of production method by reference to the ratio of production in the period to the related reserves.

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

   (xiv) Intangible Assets

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

   (xv) Farm-out Arrangements

A farm-out is an arrangement whereby an entity (the farmor) agrees to dispose of a working interest in an oil and natural gas property to a third party (the farmee), in exchange for the farmee making a cash payment to the farmor and/or incurring certain expenditures on the property on behalf of the farmor to earn that interest.

The Group uses the carrying amount of the interest before the farm-out as the carrying amount for the portion of the interest retained (unless cash consideration is received) and does not record any amounts for exploration expenditures made by the farmee. The carrying amount is transferred from hydrocarbon unproved lands or hydrocarbon probable reserves into interests in resource properties if the expenditures made by the farmee to earn its interest in the property result in the identification of technically feasible and economically viable reserves.

   (xvi) Impairment of Non-financial Assets

The Group reviews the carrying amounts of its non-financial assets at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

Hydrocarbon probable reserves are tested for impairment when they are reclassified to interests in resource properties or when indicators exist that suggest the carrying value may exceed the recoverable amount. For purposes of impairment testing, hydrocarbon probable reserves are grouped with related producing resource properties into a cash-generating unit (“CGU”) with common geography and geological characteristics.

Unproved land is evaluated for indicators separately from interest in resource properties and hydrocarbon probable reserves. Impairment is assessed by comparing the carrying amount of unproved land to values determined by an independent land evaluator based on recent market transactions.

The recoverable amount is the higher of an asset's fair value less costs of disposal or value-in-use. Where an individual asset does not generate separately identifiable cash flows, an impairment test is performed at the CGU level. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, an appropriate valuation model is used. These calculations are corroborated by external valuation metrics or other available fair value indicators wherever possible.

In assessing the carrying amounts of the Group's unproved properties, management takes into account future plans for those properties, the remaining terms of the leases and any other factors that may be indicators of potential impairment.

An assessment is made at each reporting date as to whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, an estimate of the asset's recoverable amount is reviewed. A previously recognized impairment loss is reversed to the extent that the events or circumstances that triggered the original impairment have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, depletion and amortization had no impairment loss been recognized for the asset in prior periods.

A reversal of an impairment loss for a CGU is allocated to the assets of the CGU, pro-rata with the carrying amounts of those assets.

   (xvii) Leases

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership. Operating lease payments are expensed in profit or loss on a straight line-basis over the term of the lease.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

   (xviii) Sale and Repurchase Arrangements

The Group entered into sale and repurchase agreements with other broker-traders pursuant to which the Group sold an agreed quantity at agreed prices and undertook to buy back the same quantity of the same product at the same agreed prices in future periods. These sale and repurchase transactions were accounted for as financing arrangements. The sale and repurchase agreements were non-interest-bearing. Cash received was discounted at the market interest rate and presented as deferred sale liabilities in the consolidated statement of financial position. Deferred sale liabilities were accreted, with the accretion included in profit or loss. When the transaction was unwound in the normal course of business, cash was paid back to the counterparty, with a reduction to the deferred sale liabilities.

All the sale and repurchase arrangements were unwound in 2013.

   (xix) Defined Benefit Pension Plan

The Group has two defined benefit pension plans.

The Group recognizes a net defined benefit liability, which represents the deficit of a defined benefit pension plan and is calculated by deducting the fair value of plan assets from the present value of the defined benefit obligations, in the consolidated statement of financial position. When the Group has a surplus in a defined benefit plan, it measures the net defined benefit asset at the lower of (a) the surplus in the defined benefit plan; and (b) the asset ceiling. The Group accounts not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the Group's informal practices. An asset relating to one plan is not offset against a liability relating to another plan.

The Group uses the projected unit credit method to determine the present value of its defined benefit obligations and the related current service cost and, where applicable, past service cost. Actuarial assumptions are unbiased and mutually compatible and comprise demographic and financial assumptions.

Past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods resulting from a plan amendment or curtailment, is recognized as an expense at the earlier of when the amendment/curtailment occurs or when the Group recognizes related restructuring or termination costs. The gain or loss on a settlement, which is the difference between the present value of the defined benefit obligation being settled and the settlement price, is recognized when the settlement occurs.

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

   (xx) Provisions and Contingencies

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

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Group. Contingent liabilities, other than those assumed in connection with business combinations which are measured at fair value at the acquisition date, are not recognized in the consolidated financial statements but are disclosed unless the possibility of an outflow of economic resources is considered remote. Legal costs in connection with a loss contingency are recognized in profit or loss when incurred.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

   (xxi) Decommissioning Obligations

The Group provides for decommissioning, restoration and similar liabilities (collectively, decommissioning obligations, or asset retirement obligations) on its resource properties, facilities, production platforms, pipelines and other facilities based on estimates established by current legislation and industry practices. The decommissioning obligation is initially measured at fair value and capitalized to interests in resource properties or property, plant and equipment as an asset retirement cost. The liability is estimated by discounting expected future cash flows required to settle the liability using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated future asset retirement costs may be adjusted for risks such as project, physical, regulatory and timing. The estimates are reviewed periodically. Changes in the provision as a result of changes in the estimated future costs or discount rates are added to or deducted from the asset retirement cost in the period of the change. The liability accretes for the effect of time value of money until it is settled. The capitalized asset retirement cost is amortized through depreciation, depletion and amortization over the life of the related asset. Actual asset retirement expenditures are recorded against the obligation when incurred. Any difference between the accrued liability and the actual expenditures incurred is recorded as a gain or loss in the settlement period.

   (xxii) Puttable Instrument Financial Liabilities

A puttable financial instrument represents a contractual obligation for the issuer to repurchase or redeem that instrument for cash or another financial asset on exercise of the put. Puttable instruments held by non-controlling parties in a subsidiary are classified as a financial liability, which is recognized at an amount equal to the present value of the amount that could be required to be paid to the counterparties. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the amount that the acquirer could be required to pay are recognized in profit or loss.

The financial liability is reclassified to equity when all the features of and conditions for classification as equity are met. At such time, equity is measured at the carrying amount of the financial liability at the date of reclassification.

   (xxiii) Own Equity Instruments

The Group's holdings of its own equity instruments, including common stock and preferred stock, are classified as “treasury stock” and deducted from shareholders' equity at cost and in the determination of the number of equity shares outstanding. No gain or loss is recognized in profit or loss on the purchase, sale, re-issue or cancellation of the Group's own equity instruments.

   (xxiv) Revenue Recognition

Revenues include proceeds from sales of global supply chain products and services, real estate properties, medical instruments and supplies, fees from provisions of financial and other services, rental income from and fair value gains on investment property, interest and dividend income, royalty income and net gains on securities.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, customs duties and sales taxes. When the Group charges shipping and handling fees to customers, such fees are included in sales revenue. Where the Group acts as an agent on behalf of a third party to procure or market goods, any associated fee income is recognized but no purchase or sale is recorded.

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

   (xxv) Costs of Sales and Services

Costs of sales and services include the cost of goods (global supply chain products and services, real estate properties, medical instruments and supplies) sold. The cost of goods sold includes both the direct cost of materials and indirect costs, freight charges, purchasing and receiving costs, inspection costs, distribution costs, overriding and other royalties, freehold mineral taxes as well as provision for warranty when applicable.

Costs of sales and services also include the write-downs of inventories, net loss on securities, credit losses on loans and receivables and fair value gain and loss on investment property, commodity inventories and derivative contracts.

The reversal of write-downs of inventories and allowance for credit losses reduce the costs of sales and services.

   (xxvi) Employee Benefits

Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group. The employee benefits are included in either costs of sales and services or selling, general and administrative expense, as applicable.

   (xxvii) Share-Based Compensation

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

   (xxviii) Finance Costs

Finance costs comprise interest expense on borrowings, accretion of the discount on provisions, decommissioning obligations and other liabilities and charges and fees relating to factoring transactions.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

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

   (xxix) Income Taxes

Tax expense (tax recovery) comprises current tax expense (current tax recovery) and deferred tax expense (deferred tax recovery) and includes all domestic and foreign taxes which are based on taxable profits. The tax currently payable is based on the taxable profits for the period. Taxable profit differs from income before income taxes as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

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

   (xxx) Earnings Per Share

Basic earnings per share is determined by dividing net income attributable to ordinary equity holders of the parent company by the weighted average number of common shares outstanding during the period, net of treasury stock.

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

   (xxxi) Business Combinations

The Group accounts for each business combination by applying the acquisition method. Pursuant to the acquisition method, the Group, when a business combination occurs, identifies the acquirer (which obtains control of the acquiree), determines the acquisition date (on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree), recognizes and measures the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognizes and measures goodwill or a gain from a bargain purchase (i.e. negative goodwill). The identifiable assets acquired and the liabilities assumed are measured at their acquisition-date fair values. Non-controlling interest is measured at either its fair value or its proportionate share in the recognized amounts of the subsidiary's identifiable net assets, on a transaction-by-transaction basis.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

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

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. The Group accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities (see Significant Accounting Policy Item (xxviii) above).

   C. Critical Judgments in Applying Accounting Polices

In the process of applying the Group's accounting policies, management makes various judgments, apart from those involving estimations under Note 1D below, that can significantly affect the amounts it recognizes in the consolidated financial statements. The following are the critical judgments that management has made in the process of applying the Group's accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:

   (i) Identification of Cash-generating Units

The Group's assets are aggregated into CGUs, for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposures to market risks. In the event facts and circumstances surrounding factors used to determine the Group's CGUs change, the Group will re-determine its appropriate groupings of CGUs.

   (ii) Assets Held for Sale

The Group applies judgment to determine whether an asset (disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”).

   (iii) Purchase Price Allocations

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires the Group to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individual identifiable assets and liabilities, including the fair value of long-lived assets and the amount of goodwill or bargain purchase calculated. As a result, the purchase price allocation impacts the Group's reported assets and liabilities and future net earnings due to the impact on future depreciation, depletion and amortization and impairment tests.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

   D. Major Sources of Estimation Uncertainty

The timely preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses.

The major assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. These items require management's most difficult, subjective or complex estimates. Actual results may differ materially from these estimates.

   (i) Reserve Estimates

Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, hydrocarbon prices, exchange rates, remediation costs, timing and amount of future development costs, and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group's interests in resource properties and/or property, plant and equipment, the calculation of depletion and depreciation, the provision for decommissioning obligations, and the recognition of deferred tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from the Group's hydrocarbon interests are independently evaluated by reserve engineers at least annually.

The Group's hydrocarbon reserves represent the estimated quantities of petroleum, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be economically recoverable in future years from known reservoirs and which are considered commercially producible. Such reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon (a) a reasonable assessment of the future economics of such production; (b) a reasonable expectation that there is a market for all or substantially all the expected hydrocarbon production; and (c) evidence that the necessary production, transmission and transportation facilities are available or can be made available. Reserves may only be considered proven and probable if producibility is supported by either production or conclusive formation tests.

   (ii) Impairment of Assets Held for Sale

The Group had hydrocarbon assets held for sale aggregating $100,620 at December 31, 2014. The Group measures a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell and recognizes an impairment loss for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell, to the extent that it has not been recognized. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, which generally does not include a transaction which takes place under duress or when the seller is experiencing financial difficulty in a forced sale. Management relies on external valuation reports using discounted cash flows to measure the fair values of the hydrocarbon interests which are classified as assets held for sale. Management then reviews the reports and compares to market and industry data so as to ensure that the trends and fluctuations are reconciled.

The Group had investment property of $30,495 which was classified as assets held for sale at December 31, 2014 and measured at fair value.

   (iii) Impairment of Equity Method Investments

The Group had investments in joint ventures and an associate accounted for using the equity method aggregating $31,836 at December 31, 2014. Investments are reviewed for impairment at the reporting date. Determining whether an investment balance is impaired requires an estimation of the recoverable amount of the investments. The

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

recoverable amount calculation requires an estimate to be made of the timing and amount of future cash flows expected to arise from the investments and the application of a suitable discount rate in order to calculate the present value. Decreases in estimates of future expected cash flows may result in a write-down of the Group's investments in equity method investments.

   (iv) Impairment of Exploration and Evaluation Assets

The Group had recorded exploration and evaluation assets of $67,412 at December 31, 2014. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassifications to interests in resource properties. If such indicators exist, any impairment is determined by comparing their carrying amounts to their recoverable amounts. The estimation of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

   (v) Impairment of Other Non-financial Assets

The Group had property, plant and equipment and interests in resource properties aggregating $453,990 at December 31, 2014. Impairment of the Group's non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company's CGUs are determined based on the greater of the value-in-use and fair value less costs to sell. In the absence of quoted market prices, the recoverable amount is based on estimates of reserves, production rates, future oil and natural gas prices, future costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of reserves, future production rates and oil and gas prices may result in a write-down of the Group's property, plant and equipment and interests in resource properties.

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

The Group companies' income tax filings are subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group's income tax liability. In addition, the companies have filed appeals and have disputed certain issues. While the results of these items cannot be ascertained at this time, the Group believes that the Group has an adequate provision for income taxes based on available information.

The Group recognized deferred income tax assets of $23,991 at December 31, 2014. In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

The Group provides for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on management's assessment of exposures. The Group did

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The Group may change its investment decision in its normal course of business, thus resulting in additional tax liabilities.

   (vii) Decommissioning Obligations

The Group estimates the decommissioning obligations for its resource properties and facilities and had recorded total obligations of $144,903 at December 31, 2014. In most instances, dismantling of assets and remediation occurs many years into the future. The amount to be recognized for the decommissioning obligations fluctuates in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, and changes to the risk-free discount rate.

The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation.

   (viii) Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the Group does not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs.

   E. Accounting Changes

   Changes in accounting policy

IFRIC 21, Levies, provides the following guidance on recognition of a liability to pay levies:

•	The liability is recognized progressively if the obligating event occurs over a period of time.
•	If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

The same recognition principles are applied in interim financial reports. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The application of this new standard did not have significant impacts on the Group's consolidated financial statements.

   Future accounting changes

IFRS 9, Financial Instruments, (“IFRS 9”) issued in July 2014 is the IASB's replacement of IAS 39. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on the Group's consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2017. Management is currently assessing the impacts of IFRS 15 on the Group's consolidated financial statements.

Amendments to IFRS 11 were issued in May 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments clarify that an acquisition of a joint interest in a joint operation

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1.   Nature of Business and Summary of Significant Accounting Policies  (continued)

that is a business should be accounted for and disclosed as a business combination in accordance with IFRS 3, Business Combinations, (“IFRS 3”). Adoption of these amendments is not expected to have a significant impact on the Company's consolidated financial statements.

Amendments to IFRS 10 and IAS 28 were issued in September 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3. Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture. Adoption of these amendments is not expected to have significant impact on the Company's consolidated financial statements.

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

Consistent with others in the global supply chain industry, the Group monitors capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of shareholders' equity other than amounts in accumulated other comprehensive income relating to cash flow hedges, and includes some forms of subordinated debt. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity. The debt does not include short-term bank borrowings. The calculations are based on continuing operations.

As at December 31:	2014	2013
Total debt	$313,124	$234,740
Less: cash and cash equivalents	(297,294)	(332,173)
Net debt (net cash and cash equivalents)	$15,830	$(97,433)
Shareholders' equity	$670,388	$699,570
Debt-to-adjusted capital ratio	0.02	Not applicable

There were no amounts in accumulated other comprehensive income relating to cash flow hedges and no subordinated debt instruments as at December 31, 2014 and 2013. The debt-to-adjusted capital ratio as at December 31, 2013 was not applicable since the Group had a net cash and cash equivalents balance.

As at December 31:	2014	2013
Long-term debt	$256,148	$189,871
Shareholders' equity	$670,388	$699,570
Long-term debt-to-equity ratio	0.38	0.27

During 2014, the Group's strategy, which was unchanged from 2013, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. The increase in the long-term debt-to-equity ratio in 2014 reflects the Group's objectives of long-term business growth and development.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 3.   Acquisitions of Consolidated Entities

   Year 2014

   Elsner

In March 2014, MFC Industrial, through its Austrian subsidiary, acquired all of the outstanding shares in Elsner. Elsner is an Austrian-based global supply chain company focused on steel and related products. Elsner offers a full range of steel products, including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubers and merchant bars.

The purchase price consisted of a nominal consideration (including certain contingent payments between the parties over a 10-year period based on current inventories and account receivables, existing legal actions and utilization of certain tax loss carry-forwards). There was no goodwill or intangible assets acquired. This acquisition was not considered a material business combination. The amount of acquisition-related costs was nominal which was included in selling, general and administrative expenses in profit or loss.

   FESIL

In April 2014, the Company acquired a 100% interest in FESIL. Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel, and cast iron. FESIL's melting plant is located in Mo i Rana, Norway and produces a range of ferrosilicon products including granulated and refined qualities (high and semi-high purity), which makes up the bulk of its production.

The base purchase price was $84,575, which was based on the net tangible asset value as of September 30, 2013. In addition, the purchase price will be adjusted to reflect the fair value of certain assets and the profit and loss over the period to final closing and there is a two-year royalty based on tiered ferrosilicon production at the Mo i Rana facility, expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production. Management recognized this contingent consideration as a liability which was measured at its fair value on the acquisition date. The initial accounting for the acquisition of FESIL at December 31, 2014 was provisional. There were nominal intangible assets and there was no goodwill acquired. This acquisition was not considered a material business combination. The amount of acquisition-related costs was $556 which was included in selling, general and administrative expenses in profit or loss.

   Year 2013

There were no business combinations in 2013.

   Year 2012

   MFC Energy Corporation (“MFC Energy”)

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 3.   Acquisitions of Consolidated Entities (continued)

MFC Energy is actively engaged in the exploration, development and production of hydrocarbons in western Canada. The acquisition was made to enhance the investment and strategic growth objectives of the Group's global supply chain business. As a result, MFC Energy's financial position and results were included in the Group's global supply chain segment.

The acquisition was accounted for as a business combination pursuant to IFRS 3. The aggregated cost of the acquisition totaled $41,866, comprising $33,535 paid in cash to the former holders of MFC Energy Shares and $8,331 (C$8,185) paid for the Warrants.

The following table summarizes the preliminary purchase price allocation in the Company's 2012 consolidated financial statements and the final purchase price allocation, with the applicable recast adjustments made upon finalization during 2013.

	Preliminary purchase price allocation	Recast adjustments	Error correction	Final purchase price allocation
Receivables	$16,035	$—	$—	$16,035
Exploration and evaluation assets	150,564	(17,945)	—	132,619
Property, plant and equipment	49,552	—	—	49,552
Interests in resource properties	223,057	—	—	223,057
Assets held for sale	117,062	(4,465)	—	112,597
Deferred tax assets	57,137	7,130	(6,504)	57,763
Other assets	5,089	—	—	5,089
	618,496	(15,280)	(6,504)	596,712
Short-term bank borrowings	(115,061)	—	—	(115,061)
Facility term financing	(26,383)	(4,804)	—	(31,187)
Accounts payables and accrued expenses	(30,583)	(1,737)	—	(32,320)
Decommissioning obligations	(138,369)	—	—	(138,369)
Deferred income tax liabilities	(3,772)	—	—	(3,772)
Accrued pension obligations, net	(2,227)	—	—	(2,227)
Liabilities relating to assets held for sale	(15,590)	—	—	(15,590)
Net assets acquired	286,511	(21,821)	(6,504)	258,186
Total consideration paid	(41,866)	—	—	(41,866)
Bargain purchase	$244,645	$(21,821)	$(6,504)	$216,320

For a restatement and error correction of the consolidated statement of financial position at December 31, 2012 and the consolidated statement of operations for the year ended December 31, 2012, please see Note 38.

MFC Energy was a publicly traded company prior to the Group's acquisition. As a result of the price of natural gas and high operating expenses, the market capitalization of MFC Energy had been much lower than its net assets at the time of acquisition. The Group acquired the MFC Energy Shares at their market price. As a result, the Group recognized $216,320 in bargain purchase gain in profit or loss which is non-taxable.

The Group measured 100,000 MFC Energy Shares held by the Group prior to the acquisition at the fair value of $125 at the time of acquisition, thus recognizing a loss of $358 which was included in the net losses on available-for-sale securities within gross revenues in profit or loss.

There were no intangible assets other than goodwill acquired.

With respect to acquired receivables, the fair value of the receivables, the gross contractual amounts of the receivables and the best estimate of the contractual cash flows not expected to be collected on the acquisition date were $16,035, $16,547 and $512, respectively.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 3.   Acquisitions of Consolidated Entities (continued)

The amount of acquisition-related costs was $1,497 which was included in selling, general and administrative expenses in profit or loss.

As a result of the completion of the Offer and related transactions, the Group has consolidated MFC Energy's operations since September 7, 2012. The amounts of revenue and net income of MFC Energy since the acquisition date included in profit or loss for the reporting period of 2012 were $30,402 and $1,916, respectively.

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

In November 2012, MFC Industrial, through its Austrian subsidiary, acquired a controlling interest in Park Ridge, NJ-based ACC Resources Co., L.P. (“ACCR”) and Mexico City-based Possehl Mexico S.A. de C.V. (“Possehl”). Both Possehl and ACCR are fully integrated supply chain companies, specializing in industrial raw materials, chemicals and various other products. The acquisition of these companies expanded the Group's existing global supply chain network, reaching further into the North and Latin American markets, as well as Chinese activities. The Group has consolidated the results of the operations of the ACCR group and Possehl group since December 1, 2012.

The combined acquisition price for 80% of ACCR and 60% of Possehl was $23,232 in cash which was determined based on the net tangible asset value of the entities as of July 31, 2012, of which $14,718 was paid in 2012, $6,201 was paid in January 2013 and $2,313 was to be paid in November 2013. The purchase price was subject to adjustment based on pending valuations of real property and occurrence of certain adjustment events (as defined). In addition, there were call and put options which allowed the Group to acquire up to all of the remaining shares of ACCR, its affiliate and Possehl, based on the same net tangible asset value price formula. The vendors undertook to compensate for any loss or reduction in value of the purchased interest.

This acquisition was not considered as a material business combination. Non-controlling interests in the entities were $3,350 at the time of acquisition. As the non-controlling interests are subject to put options, they were classified as puttable instrument financial liabilities (see Note 23). The amount of acquisition-related costs was $752. Intangible assets totaling $1,073 relating to order backlog were identified and were included in deposits, prepaid and other within current assets due to their short-term nature.

In 2013, ACCR was reorganized and became MFC Resources Inc. In 2013, the Group settled the puttable instruments with respect to ACCR and its affiliate. In 2014, the puttable instruments with respect to Possehl were purchased by the Group. (See Note 23.)

Note 4.   Business Segment Information

The Group is primarily in the global supply chain business.

The Group utilizes innovative finance alongside sophisticated customized structured solutions to facilitate the working capital and other requirements of its customers. Its integrated operations include a wide range of products such as metals, ceramics, minerals, natural gas, oil, various steel products and ferro-alloys, chemicals, plastics, food and beverage additives, animal feed and wood products, which are supported by our captive sources through strategic investments and other sources secured by the Group from third parties.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 4.   Business Segment Information (continued)

In reporting to management, the Group's operating results are categorized into the following operating segments: global supply chain, trade finance and services and all other segments.

   Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the products and services; (ii) the methods of distribution, and (iii) the types or classes of customers/clients for the products and services.

The global supply chain segment includes supply chain products and services, as well as the related producing, processing and extracting activities. It also includes royalty income from the Group's interests in resource properties.

The trade finance and services segment includes proprietary investing and provision of financial services. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relative short time period. The trade finance and services business also provides supply chain structured solutions.

The all other segment includes the Group's corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group's (a) reported revenue, (b) net income or (c) total assets. The Group's other operating segments primarily include business activities in medical equipment, instruments, supplies and services.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of reporting units. The segment information presented below is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting units; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment's assets and liabilities; and (e) deferred tax assets and liabilities are not allocated.

   Products and Services

The Group's total revenues comprised the following for the years ended December 31, 2014, 2013 and 2012, respectively:

	2014	2013	2012
Supply chain products and services	$1,355,675	$768,795	$443,055
Fees	7,503	9,440	8,389
Gains on securities	4,728	6,318	1,150
Interest	4,326	2,385	10,489
Dividends	7	295	360
Equity income	9,528	7,107	6,152
Other	30,019	19,598	16,064
Total revenues	$1,411,786	$813,938	$485,659

The Group's revenues for 2014 include the revenues of the Elsner group and FESIL group from April 1, 2014, under the global supply chain segment.

The Group's revenues for 2012 include the revenues of the MFC Energy group from September 7, 2012.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 4.   Business Segment Information (continued)

   Segment Operating Results

	Year ended December 31, 2014
	Global supply chain	Trade finance and services	All other	Total
Revenues from external customers	$1,372,503	$12,299	$26,984	$1,411,786
Intersegment sale	640	9,885	459	10,984
Interest expense	15,118	—	41	15,159
Income (loss) before income taxes	(2,458)	16,084	(9,844)	3,782
	Year ended December 31, 2013
	Global supply chain	Trade finance and services	All other	Total
Revenues from external customers	$778,487	$12,568	$22,883	$813,938
Intersegment sale	1,771	7,641	345	9,757
Interest expense	14,491	28	73	14,592
Income (loss) before income taxes	7,350	18,293	(9,564)	16,079
	Year ended December 31, 2012
	Global supply chain		Trade finance and services		All other	Total
Revenues from external customers	$455,898		$11,751		$18,010	$485,659
Intersegment sale	455		10,950		343	11,748
Interest expense	11,616		45		4	11,665
(Loss) income before income taxes	(23,946	)*	231,632	**	(9,301)	198,385

*	Including impairment of interests in resource properties of $42,631 and inventory write-off of $19,434 in a former subsidiary (which was sold in 2013) (see Note 25).
**	Including bargain purchase of $218,679.
	As at December 31, 2014
	Global supply chain	Trade finance and services	All other	Total
Segment assets	$1,146,626	$266,115	$45,943	$1,458,684
Equity method investments (included in segment assets)	23,645	—	8,191	31,836
	As at December 31, 2013
	Global supply chain	Trade finance and services	All other	Total
Segment assets	$1,010,402	$268,090	$40,106	$1,318,598
Equity method investments (included in segment assets)	19,113	—	5,253	24,366
	As at December 31, 2014
	Global supply chain	Trade finance and services	All other	Total
Segment liabilities	$674,183	$98,968	$14,097	$787,248
	As at December 31, 2013
	Global supply chain	Trade finance and services	All other	Total
Segment liabilities	$557,825	$49,585	$11,447	$618,857

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 4.   Business Segment Information (continued)

   Geographic Information

Due to the highly integrated nature of international products, resources and trade finance activities and markets, and a significant portion of the Group's activities require cross-border coordination in order to serve the Group's customers and clients, the methodology for allocating the Group's profitability to geographic regions is dependent on estimates and management judgment.

Geographic results are generally determined as follows:

Segment	Basis for attributing revenues
Global Supply Chain	Locations of external customers
Trade finance and services	Locations of clients, assets or the reporting units, whichever is appropriate
All other segments	Locations of the reporting units

Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenues from external customers attributed to MFC Industrial's country of domicile (i.e. Canada) and all foreign geographic regions from which the Group derives revenues:

Years ended December 31:	2014	2013	2012
Canada	$139,933	$116,371	$61,864
Africa	22,302	4,990	2,103
Americas	272,302	172,006	25,954
Asia	74,130	21,760	55,598
Europe	903,119	498,811	340,140
	$1,411,786	$813,938	$485,659

Income from a royalty interest in a resource property is earned from a third party entity operating in Canada and amounted to $10,954, $25,674 and $29,065, respectively, in 2014, 2013 and 2012.

Except for the geographic concentrations as indicated in the above table and one trading customer in the global supply chain segment representing approximately 18%, 12% and 11% of the Group's total revenues in 2014, 2013 and 2012, respectively, there were no other revenue concentrations in 2014, 2013 and 2012.

The following table presents non-current assets other than financial instruments, post-employment benefit assets, deferred tax assets and other non-current assets by geographic area based upon the location of the assets.

As at December 31:	2014	2013
Canada	$474,053	$530,247
Africa	24,930	25,728
Americas	3,150	3,118
Asia	389	435
Europe	18,880	1,408
	$521,402	$560,936

The non-current assets located in Canada comprised primarily the Group's interests in resource properties and hydrocarbon properties (see Notes 15 and 16).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 5.   Securities

   Short-term securities

As at December 31:	2014	2013
Trading securities:
Common shares, at fair value	$250	$2,068

At December 31, 2014, investments in publicly-listed common shares trading securities comprised three companies (of which one company represented 98%).

At December 31, 2013, investments in publicly-listed common shares trading securities comprised five companies (of which one company represented 93%).

Note 6.   Restricted Cash

As at December 31:	2014	2013
Cash pledged with a bank in connection with sales of securities	$110	$239
Tax withholding account	445	—
Other	—	73
	$555	$312

Note 7.   Trade Receivables

   Trade Receivables

As at December 31:	2014	2013
Trade receivables, gross amount (including $1,058 and $240 due from related parties as at December 31, 2014 and 2013, respectively	$169,652	$116,704
Less: Allowance for credit losses	(7,978)	(1,026)
Trade receivables, net amount	$161,674	$115,678

Trade receivables primarily arise from global supply chain activities.

The Group has a specially structured factoring arrangement with a bank for the Group's trade receivables (see Note 19). As at December 31, 2014, trade receivables amounting to $39,422 were used as security against bank debt (see Note 20).

As at December 31, 2014, trade receivables of $65,771 (2013: $6,575) were past due but not impaired. The aging analyses of these trade receivables as at December 31, 2014 and 2013 are as follows:

Past-due	2014	2013
Below 30 days	$39,314	$4,410
Between 31 and 60 days	7,676	762
Between 61 and 90 days	4,073	567
Between 91 and 365 days	12,814	835
Over 365 days	1,894	1
	$65,771	$6,575

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 7.   Trade Receivables (continued)

As at December 31, 2014, trade receivables of $32,728 (2013: $4,917) were impaired and an allowance for credit losses of $7,978 (2013: $1,026) has been provided. Not all past-due account balances are uncollectible as most of the accounts are covered by credit insurance or other collection procedures. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements (see Note 33). The aging analyses of these trade receivables as at December 31, 2014 and 2013 are as follows:

Past-due	2014	2013
Below 30 days	$205	$448
Between 31 and 60 days	205	218
Between 61 and 90 days	403	300
Between 91 and 365 days	7,845	1,167
Over 365 days	24,070	2,784
	$32,728	$4,917

The movements in the allowance for credit losses during 2014 and 2013 are as follows:

	2014	2013
Balance, beginning of the year	$1,026	$1,246
Additions	3,352	4,117
Reversals	(1,325)	(8)
Write-offs	(82)	(4,517)
Other	6,210	—
Cumulative translation adjustment	(1,203)	188
Balance, end of the year	$7,978	$1,026

Note 8.   Other Receivables

As at December 31:	2014	2013
Investment income	$11	$260
Government taxes (primarily value-added and goods-and-services taxes)	13,222	6,503
Government environmental emission refund	1,706	—
Royalty income from an interest in resource property	517	5,513
Employees travel advances	15	14
Derivative assets	5,408	1,394
Insurance compensation for trade receivables	10,375	12,269
Indemnification assets	2,897	—
Suppliers with debit balance	3,376	—
Other	3,865	4,456
	$41,392	$30,409

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 9.   Inventories

As at December 31:	2014	2013
Raw materials	$23,631	$8,347
Work-in-progress	3,448	5,073
Finished goods	37,169	16,316
Commodity inventories	129,483	47,875
Goods-in-transit	17,829	11,017
Other	1,017	216
	$212,577	$88,844

As at December 31, 2014, inventories with a carrying amount of $29,018 were pledged as security for liabilities.

As at December 31, 2014, inventories aggregating $109,824 had been contracted to be sold at fixed prices, of which $14,722 and $95,102, respectively, were financed by suppliers and short-term bank borrowings.

Note 10.   Deposits, Prepaid and Other

As at December 31:	2014	2013
Prepayments and deposits for inventories	$4,583	$22,333
Other	3,162	4,803
	$7,745	$27,136

Note 11.   Assets Held for Sale

As at December 31:	2014	2013
Assets held for sale:
Hydrocarbon properties	$100,620	$61,659
Investment property	30,495	35,685
	131,115	97,344
Liabilities (decommissioning obligations) relating to assets held for sale:
Hydrocarbon properties	(15,346)	(11,517)
Net assets held for sale	$115,769	$85,827
Represented by:
Hydrocarbon properties	$85,274	$50,142
Investment property	30,495	35,685
	$115,769	$85,827

Hydrocarbon properties

In connection with the acquisition of MFC Energy, management committed to a plan to sell certain hydrocarbon properties in the Niton area of Alberta, Canada and an active program to locate a buyer and complete the plan was initiated. The assets were actively marketed for sale at a price that management believed was reasonable in relation to their current fair values. The sale was expected to be completed within one year from September 2012 and actions required to complete the plan indicated that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn. In 2013, a participation agreement was entered into with a third party with respect to certain assets held for sale. As a result, such assets of $31,378 were reclassified to hydrocarbon properties (see Note 16). Furthermore, a processing plant of $22,248 (less accumulated depreciation of $302) which was included in assets held for sale no longer met the classification criteria and, as a result, was reclassified out of assets held for sale into property, plant and equipment in 2013 (see Note 14). As a result, a catch-up depreciation to the date of reclassification of $1,101 was recorded on assets previously recognized as held for sale. During the initial one-year period, change in economic, industry and market circumstances arose and, as a result, the remaining assets previously classified as held for sale were not sold by the end of that period. However, management took actions necessary to

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 11.   Assets Held for Sale (continued)

respond to the changes in circumstances and the assets are still being actively marketed at a price that management believes is reasonable in relation to their current market values. Accordingly, the Group continues to classify the remaining assets as held for sale at December 31, 2014 and 2013 as all classification criteria were met. During 2014, management changed its marketing programs to include all of the properties in the Niton area. As a result, the Group reclassified an additional $45,491 from its hydrocarbon properties and property, plant and equipment to assets held for sales during the year ended December 31, 2014.

As at December 31, 2014, the Group recognized an impairment loss of $3,036 on its hydrocarbon properties held for sale (see Note 15).

The hydrocarbon properties held for sale are included in the Group's global supply chain segment.

   Participation arrangement

In November 2013, the Group entered into a participation agreement with an oil and gas operator to develop certain oil and gas properties which had been classified as assets held for sale. Pursuant to the agreement, (1) the operator will spend a minimum of C$50 million to drill at least three net wells per year and a total of 12 net wells (to a minimum of 800 horizontal meters each) during the initial three-year term, with such drilling being primarily focused on the undeveloped properties in the Niton area; (2) the operator will pay 100% of the drilling and completion costs of each well at its sole risk and expense; (3) after a well is drilled and there is continuous production from each well, the Group can elect to participate for up to 30% on a look-back basis in the working interest of each well by reimbursing the operator 25% of its actual costs or, alternatively, elect to receive a 10% gross royalty on the production instead; and (4) the Group will process the natural gas produced from the new wells through the Group's processing plant for the life of the wells. As of December 31, 2014, the operator has drilled and completed six wells on the lands subject to the participation agreement, of which five wells have been placed on production and are paying a gross royalty.

Investment property

In September 2013, management committed to a plan to sell the investment property. During the initial one-year period, changes in economic, industry and market circumstances arose and, as a result, there were remaining investment property classified as held for sale that were not sold by the end of that period. However, management took actions necessary to respond to the changes in circumstances and the assets are still being actively marketed at a price that is reasonable in relation to their current market values. Accordingly, the Group continues to classify the remaining investment property as held for sale at December 31, 2014 as all classification criteria were met. The investment property is measured at fair value and included in the Group's trade finance and services segment. The change in fair value of investment property is included in costs of sales and services in the consolidated statement of operations.

Movement of investment property	2014	2013
Balance, beginning of year	$—	$34,152
Additions	—	—
Disposals	—	(74)
Change in fair value during the year	—	—
Reclassification to assets held for sale	—	(34,979)
Cumulative translation adjustment	—	901
Balance, end of year	$—	$—

The amounts recognized in profit or loss in relation to investment property during 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Rental income	$1,329	$1,380	$1,477
Direct operating expenses (including repairs and maintenance) from investment property that generated rental income during the year	220	333	345

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 12.   Long-term Securities

As at December 31:	2014	2013
Available-for-sale securities:
Publicly-traded	$681	$2,465
Affiliates, unlisted	42	—
	$723	$2,465

At December 31, 2014, available-for-sale securities comprised three publicly-traded equity securities and investment funds (of which the two largest companies represented 89%).

At December 31, 2013, available-for-sale securities comprised four publicly-traded equity securities and investment funds (of which the two largest companies represented 90%).

Note 13.   Equity Method Investments

As at December 31:	2014	2013
Joint ventures – China	$8,191	$5,253
Joint ventures – U.S.	20,014	19,113
Associate – Europe	3,631	—
	$31,836	$24,366

Joint ventures – China

Joint ventures in China provide eye care business. The following table shows the Group's interests in joint ventures as at December 31, 2014 and 2013:

Proportion of ownership interest
Zhejiang University No. 2 Hospital Hangzhou Eye Center	55%
Chongqing Lasernet Guangji Eye Hospital (incorporated)	58%
Chongqing Fuling Lasernet Eye Center	65%
Sichuan Suining Lasernet Eye Center	40%

The following table presents the carrying amounts of the assets and liabilities related to the Group's interests in the joint ventures as at December 31, 2014 and 2013:

	2014	2013
Current assets	$6,148	$4,512
Long-term assets	5,491	4,717
	11,639	9,229
Current liabilities	(3,448)	(3,976)
Net	$8,191	$5,253

The assets held by the joint ventures primarily consist of medical equipment and are financed from their own working capital and equity.

As at December 31, 2014, the Group did not incur any contingent liabilities or capital commitments in relation to its interests in the joint ventures, by the Group itself, or through the joint venturers or the joint ventures.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 13.   Equity Method Investments (continued)

The following table presents the aggregated amounts of income and expenses (including income taxes) related to the Group's interest in the joint ventures for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Revenues	$26,575	$22,555	$19,261
Expenses	(17,385)	(15,448)	(13,109)
Net income	9,190	7,107	6,152
Other comprehensive (loss) income, currency translation adjustment	(157)	154	47
Total comprehensive income	$9,033	$7,261	$6,199

The Group did not receive any fees to manage the joint ventures during the years ended December 31, 2014, 2013 and 2012.

The Group received dividends of $8,021 and $7,690, respectively, from these joint ventures in 2014 and 2013.

Joint ventures – U.S.

The Group, through joint venture entities, has a 50% interest in an exploration and development stage iron ore mine in the U.S. The Group will jointly develop the iron ore mine, including working towards completing a feasibility study on the project, with the mandate to re-open the mine, including exploiting the existing tailings accumulation and other areas for ferrous mineral production. The following table shows the Group's interests in joint ventures as at December 31, 2014 and 2013:

Proportion of ownership interest
Thayer Land Development Company, LLC	50%
TTTT Mining, LLC	50%
PRR Mining Inc.	50%
PRR Processing Inc.	50%

The following table presents the assets and liabilities related to the Group's interest in the joint ventures as of December 31, 2014 and 2013:

	2014	2013
Current assets	$218	$116
Long-term assets	21,071	20,240
	21,289	20,356
Current liabilities	(1,275)	(1,243)
Net	$20,014	$19,113

The assets held by the joint ventures primarily consist of an interest in an exploration and development stage iron ore mine.

In 2013, MFC Industrial, on behalf of the U.S. joint ventures, entered into a research and development contract with an institute. The outstanding payment obligation was $188 as of December 31, 2014 which is to be funded by the joint ventures on a pro rata basis. None of these obligations have been recognized in the consolidated statement of financial position as at December 31, 2014.

Except for the aforesaid, as at December 31, 2014, the Group did not incur any contingent liabilities or capital commitments in relation to its interests in the joint ventures, by the Group itself, or through the joint venturers or the joint venture.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 13.   Equity Method Investments (continued)

Summarized financial information:

The following tables present summarized financial information (before inter-company eliminations) of the joint ventures as at or for the years ended December 31, 2014 and 2013. These are amounts included in the IFRS financial statements of the joint ventures and not the Group's share of these amounts. The summarized financial information is then reconciled to the carrying amount of the Group's interests in the joint ventures.

As at or for the Year Ended December 31, 2014:	Financial information of investees	Reconciliation adjustments	Group's interests in investees
Current assets	$436	$(218)	$218
Non-current assets	42,141	(21,070)	21,071
Current liabilities	(2,550)	1,275	(1,275)
Non-current liabilities	—	—	—
Non-controlling interests	—	—	—
Shareholders' equity	40,027	(20,013)	20,014
As at or for the Year Ended December 31, 2013:	Financial information of investees	Reconciliation adjustments	Group's interests in investees
Current assets	$232	$(116)	$116
Non-current assets	40,480	(20,240)	20,240
Current liabilities	(2,485)	1,242	(1,243)
Non-current liabilities	—	—	—
Non-controlling interests	—	—	—
Shareholders' equity	38,227	(19,114)	19,113

The Group did not record income and expenses related to these joint ventures since their acquisition as the resource property is being explored and evaluated and, accordingly, all the costs and expenses have been capitalized.

The following financial information was included in the above summarized financial information for 2014 and 2013.

As at or for the Year Ended December 31, 2014:
Cash and cash equivalents	$307
Current financial liabilities (excluding trade and other payables and provisions)	2,550
Non-current financial liabilities (excluding trade and other payables and provisions)	—
As at or for the Year Ended December 31, 2013:
Cash and cash equivalents	$103
Current financial liabilities (excluding trade and other payables and provisions)	2,482
Non-current financial liabilities (excluding trade and other payables and provisions)	—

The Group did not receive any dividends from these joint ventures in 2014 and 2013.

Associate – Europe

In March 2014, in connection with the acquisition of FESIL, the Group currently owns a 33% equity interest in Nor-Kvart AS in Norway which owns quartz quarries in Spain. The following table shows the Group's investment in the associate as at December 31, 2014:

2014
Investments	$3,169
Long-term loan receivables	462
Total	$3,631

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 13.   Equity Method Investments (continued)

The Group recognized $338 in equity income and received $nil dividends from the associate in 2014.

As at December 31, 2014, the Group did not incur any contingent liabilities or capital commitments in relation to its interests in the associate, by the Group itself, or the associate.

Note 14.   Property, Plant and Equipment

The following changes in property, plant and equipment were recorded in 2014:

Costs	Opening balance	Additions	Disposals	Business combi- nation*	Reclassi- fication	Reclassified to assets held for sale	Decom- missioning obligations	Cumulative translation adjustments	Ending balance
Land and building	$2,838	$—	$—	$150	$948	$—	$—	$(583)	$3,353
Refinery and power plants	94,803	23,665	—	—	—	(19,751)	(1,134)	(7,264)	90,319
Processing plant and equipment	4,189	1,204	(880)	19,382	—	—	—	(5,617)	18,278
Office equipment	4,172	3,919	(204)	912	(948)	—	—	(452)	7,399
	$106,002	$28,788	$(1,084)	$20,444	$—	$(19,751)	$(1,134)	$(13,916)	$119,349

*	Net of deconsolidation of subsidiaries disposed of.
Accumulated depreciation	Opening balance	Additions	Disposals	Decon- solidation of subsidiaries	Reclassified to assets held for sale	Cumulative translation adjustments	Ending balance
Land and building	$317	$256	$—	$—	$—	$(197)	$376
Refinery and power plants	6,622	4,132	—	—	(2,291)	(649)	7,814
Processing plant and equipment	2,563	2,913	(852)	(1,135)	—	(921)	2,568
Office equipment	2,007	1,097	(22)	—	—	(369)	2,713
	$11,509	$8,398	$(874)	$(1,135)	$(2,291)	$(2,136)	$13,471
Carrying amount	$94,493						$105,878

The following changes in property, plant and equipment were recorded in 2013:

Costs	Opening balance	Additions	Disposals	Reclassi- fication	Reclassified from assets held for sale	Cumulative translation adjustments	Ending balance
Land and building	$2,822	$673	$—	$—	$—	$(657)	$2,838
Refinery and power plants	74,943	—	—	1,757	22,248	(4,145)	94,803
Processing plant and equipment	5,435	363	—	(1,757)	—	148	4,189
Office equipment	3,571	972	(79)	—	—	(292)	4,172
	$86,771	$2,008	$(79)	$—	$22,248	$(4,946)	$106,002
Accumulated depreciation	Opening balance	Additions	Disposals	Reclassi- fication	Cumulative translation adjustments	Ending balance
Land and building	$45	$266	$—	$—	$6	$317
Refinery and power plants	3,065	3,876	—	302	(621)	6,622
Processing plant and equipment	1,911	775	—	(302)	179	2,563
Office equipment	1,611	702	(38)	—	(268)	2,007
	$6,632	$5,619	$(38)	$—	$(704)	$11,509
Carrying amount	$80,139					$94,493

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 14.   Property, Plant and Equipment (continued)

As at December 31, 2014, land and buildings with a carrying amount of $1,245 were used as security against bank debt (see Note 20).

During 2014, 2013 and 2012, $6,064, $388 and $nil, respectively, of expenditures were recognized in the carrying amount of items of property, plant and equipment in the course of their construction. As at December 31, 2014, there were contractual commitments of $1,997 for the completion of a construction project.

Note 15.   Interests in Resource Properties

The Group's interests in resource properties comprised the following:

As at December 31:	2014	2013
Royalty interest in an iron ore mine	$160,964	$163,186
Interests in hydrocarbon properties	187,121	196,608
Other	27	28
Total	$348,112	$359,822

The following changes in interests in resource properties were recorded in 2014:

	Opening balance	Reclassified to assets held for sale	Additions	Impairment	Decom- missioning obligations	Cumulative translation adjustments	Ending balance
Costs	$419,878	$(8,878)	$11,272	$(16,188)	$36,101	$(17,866)	$424,319
Accumulated depletion	(60,056)	—	(18,848)	—	—	2,697	(76,207)
Carrying amount	$359,822						$348,112

The following changes in interests in resource properties were recorded in 2013:

	Opening balance	Reclassification from assets held for sale	Additions	Impairment	Decom- missioning obligations	Cumulative translation adjustments	Ending balance
Costs	$422,301	$35,270	$4,782	$(6,077)	$(21,455)	$(14,943)	$419,878
Accumulated depletion	(38,556)	—	(22,466)	—	—	966	(60,056)
Carrying amount	$383,745						$359,822

The Group did not capitalize any general and administrative costs in respect of hydrocarbon development and production activities during the years 2014, 2013 and 2012. There were no borrowing costs capitalized in the current or prior years, as the Group did not have any qualifying assets.

   Iron ore mine

The Group's lease of the Canadian iron ore mine expires in 2055. The iron ore deposit is currently sub-leased to a third party entity under certain lease agreements which will also expire in 2055. The Group collects royalty payments directly from a third party operator based on a pre-determined formula, with a minimum payment not to be less than C$3,250 per year.

In late 2014, the operator of the mine announced that it intended to close the mine. In the first quarter of 2015, the operator commenced proceedings under the Companies' Creditors Arrangement Act (Canada) (the “CCAA”), with respect to its subsidiary that holds a majority interest in its Wabush mine joint venture. While the Wabush mine is not directly a party to the CCAA proceedings, the operator has publicly disclosed that the assets comprising the mine may be included in any sales process.

In the event that the operator terminates the sub-lease, the Group, as the landlord, intend to exercise our step-in rights which allow it to take back the mine. There can be no assurance as to when and if the operator will provide notice of such termination. As of March 30, 2015, the operator has not given MFC notice of termination of the sub-lease and will continue to be obligated to pay the minimum royalty amount.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 15.   Interests in Resource Properties (continued)

Management of the Group reviewed the underlying legal documents and performed a sensitivity analysis on the expected future cash flows from its royalty interest. Management used a base case which assumes the mine will recommence production in the future and the remaining material will be processed over the remaining mine life under a royalty arrangement. In addition, consideration was given to other reasonably possible scenarios, including the possibility of the Company exercising its step-in rights and re-taking the mine. As a result, management concluded that the fair value of the Group's interest in the Wabush mine was above its carrying amount, and therefore concluded that an impairment loss was not required as at December 31, 2014. The primary factors which impact the recoverable amount, among others, are the number of years of production, iron ore pricing and/or production costs. Management continues to monitor the development of the events relating to the iron ore mine. If circumstances change, an impairment of this asset may arise in future periods.

   Hydrocarbon properties

The Group owns development and production assets in hydrocarbon properties in western Canada. The majority of such operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. These interests include producing natural gas wells, non-producing natural gas wells, producing oil wells and non-producing oil wells, but do not include a land position that includes net working interests in undeveloped acreage and properties containing probable reserves only which are included in exploration and evaluation assets (see Note 16). The hydrocarbon properties were acquired by the Group as a result of the business combination in September 2012 (see Note 3).

The recoverable amounts of the Group's hydrocarbon CGUs are determined whenever facts and circumstances provide impairment indicators. CGU’s are mainly determined based upon the grouping by geographical region of the Group’s producing properties. The recoverable amounts are based on each CGU's future post-tax cash flows expected to be derived from the Group's hydrocarbon properties using a fair value less costs of disposal methodology, which is a Level 3 indicator of the fair value hierarchy. The post-tax cash flow projections incorporate management's best estimates of future natural gas prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, non-expansionary capital expenditures and inflation. Natural gas pricing included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing. Projected cash flows are discounted using a post-tax discount rate which reflects current market assessments of the time value of money and the risks specific to the hydrocarbon interests for which the future cash flow estimates have not been adjusted.

In December 2014, the Group’s realized pricing of natural gas, natural gas liquids and oil declined 20%, 32% and 35%, respectively. As such, as at December 31, 2014, the Group performed an annual impairment assessment on its hydrocarbon properties utilizing post-tax discount rates between 8.5% and 9.0% and recognized an impairment loss of $28,618 before an income tax recovery of $7,217. This impairment is comprised of $16,188 allocated to interests in resource properties, $6,199 to probable reserves, $3,195 to unproved lands and $3,036 to assets held for sale. If a 1% lower discount rate were used, the impairment loss would have been reduced by approximately $20 million. Conversely, if a 1% higher discount rate were used, the impairment loss would have been greater by approximately $20 million.

As at December 31, 2013, the Group performed an annual impairment assessment on its hydrocarbon properties based on a pre-tax discount rate of 10% and recognized an impairment loss of $6,077 before an income tax recovery of $1,561.

   Other

During 2012, the Group recognized an impairment of $42,631 on its extracting facilities which were sold in February 2013 (see Note 25).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 16.   Hydrocarbon Probable Reserves and Unproved Lands

Exploration and evaluation assets, which comprise hydrocarbon probable reserves and undeveloped lands, were acquired by the Group as a result of the business combination in September 2012. The movements in exploration and evaluation assets during 2014 and 2013 were as follows.

	Probable reserves	Undeveloped lands
Balance, beginning of 2014	$75,267	$31,354
Additions	—	376
Reclassification to assets held for sale	(19,153)	—
Land expiries	—	(1,351)
Disposals	—	(909)
Impairment loss	(6,199)	(3,195)
Cumulative translation adjustment	(6,260)	(2,518)
Balance, end of 2014	$43,655	$23,757

As at December 31, 2014, the Group recognized an impairment loss of $6,199 and $3,195 on its probable reserves and unproved lands, respectively (see Note 15).

	Probable reserves	Undeveloped lands
Balance, beginning of 2013	$99,142	$31,701
Additions	—	421
Reclassification from assets held for sale	29,523	1,855
Land expiries	—	(104)
Reclassification-out	(47,565)	(627)
Cumulative translation adjustment	(5,833)	(1,892)
Balance, end of 2013	$75,267	$31,354

As at December 31, 2013, no indicators of impairment were identified for exploration and evaluation assets.

Note 17.   Accrued Pension Assets (Obligations) and Other

The Group currently has post-retirement defined benefit plans for its employees in Canada, Austria, Norway, Germany and Mexico. In addition there is a small jubilee pay plan for an Austrian entity, which is based on collective agreements.

The majority of post-retirement defined benefit pension plans are funded. These are pension arrangements for managers in Germany and Austria and a closed pension plan for former employees in Norway.

The major defined benefit pension plan in Norway is closed to new employees and provides retirement and death benefits to former employees and is administered by management. The plan provides no lump sum option and the indexation of benefits is limited to surplus spending of the insurance contract.

The defined benefit pension plans in Germany and Austria are based on single pension promises to four former managers and one active manager and are partly funded. These pension plans provide retirement, disability and death benefits. The related plan assets are held separately by an independent insurance company.

In Austria and Mexico termination indemnity plans are provided to employees. These plans are required to be provided by the companies based on local labor laws. They are unfunded and closed to new employees in Austria. These termination indemnity plans provide lump sum benefits in the case of retirement, disability and death.

The Canadian pension plan for certain Canadian employees is a defined benefit plan registered with the Alberta Superintendent of Pensions and the Canada Revenue Agency which provides benefits upon retirement, death and termination prior to retirement. The benefits are based on final average earnings and are partially indexed to inflation. The plan is subject to the minimum funding rules in the Employment Pension Plans Act in Alberta, Canada which

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 17.   Accrued Pension Assets (Obligations) and Other (continued)

require that going concern deficiencies are funded over a maximum of 15 years and solvency deficiencies are funded over a maximum of 5 years. The plan sponsor is required to provide the funding as required under provincial pension legislation as determined by periodic actuarial funding valuations performed by an independent actuary. The plan sponsor funds the pension plan for minimum required contributions annually and assesses additional contributions if and when needed. The plan is an ongoing, open defined benefit plan, meaning that the plan accepts new entrants as employees are hired. The investment of the pension plan assets, including the performance of the investment managers, is overseen by the pension committee which is composed of members of the plan sponsor. The underlying objective is to earn an appropriate return given the plan sponsor's goal of preserving capital within an acceptable level of risk for the pension plan assets.

   Changes in the defined benefit obligations for years ended December 31:

	2014	2013
Beginning of year	$10,667	$11,866
Assumed upon acquisition	16,409	—
Net current service cost	477	378
Employee contributions	67	78
Obligation interest cost	445	505
Actuarial (gains) losses from changes in demographic assumptions and experience	(915)	468
Actuarial losses (gains) from changes in financial assumptions	2,665	(475)
Benefits paid	(4,184)	(1,400)
Currency translation adjustments	(2,281)	(753)
End of year	$23,350	$10,667

Defined benefit obligations from plans that are wholly unfunded	$2,899	$—
Defined benefit obligations from plans that are wholly or partly funded	$20,451	$10,667

Significant actuarial assumption for defined benefit obligations as at December 31:	2014	2013
Discount rate	1.8%–6.0%	4.75%
Rate of salary increases	1.0%–5.5%	3.00%
Consumer price index	1.0%–5.5%	2.00%

   Changes in the fair value of plan assets for years ended December 31:

	2014	2013
Beginning of year	$11,926	$10,638
Fair value of plan assets upon acquisition	12,277	—
Return on plan assets	1,310	1,925
Administration costs	(60)	(13)
Employer contributions	702	1,449
Employee contributions	67	78
Benefits paid	(4,184)	(1,400)
Currency translation adjustments	(1,246)	(751)
End of year	$20,792	$11,926
Interest income on plan assets	$513	$455
Actuarial gains	797	1,470
Return on plan assets	$1,310	$1,925

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 17.   Accrued Pension Assets (Obligations) and Other (continued)

   Reconciliation to the liability recognized in the consolidated statement of financial position as at December 31:

	2014	2013
Fair value of plan assets	$20,792	$11,926
Defined benefit obligations	(23,350)	(10,667)
Plan (deficit) surplus	(2,558)	1,259
Amount not recognized as an asset because of asset ceiling	—	—
Additional liability recognized due to IFRIC 14	—	—
Net (liability) asset	$(2,558)	$1,259

As recognized in the consolidated statement of financial position:
Accrued pension assets	$1,174	$1,259
Accrued pension liabilities	(3,732)	—
	$(2,558)	$1,259

   Movement of net (liability) asset recognized for years ended December 31:

	2014	2013
Beginning of year	$1,259	$(1,228)
Net liability assumed on acquisition	(4,132)	—
Employer contributions	702	1,449
Expense recognized	(469)	(441)
Amount recognized in other comprehensive income	(953)	1,477
Currency translation adjustments	1,035	2
End of year	$(2,558)	$1,259

   Current pension expense for the years ended December 31:

	2014	2013	2012*
Net current service cost	$477	$378	$136
Obligation interest cost	445	505	175
Interest income on plan assets	(513)	(455)	(142)
Interest on effect of asset ceiling	—	—	—
Administration costs	60	13	4
Total for year	$469	$441	$173

*	Incurred during September 7 to December 31, 2012.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 17.   Accrued Pension Assets (Obligations) and Other (continued)

   Recognition through other comprehensive income for the years ended December 31:

	2014	2013	2012*
Net gains (losses) during the year	$(953)	$1,477	$961
Effect of the asset ceiling	—	—	—
Effect of impact of additional liability due to IFRIC 14	—	—	—
Currency translation adjustments	—	—	—
Recognition of other comprehensive income (loss) before taxes during the year	$(953)	$1,477	$961
Comprising: experience adjustment on defined benefit obligations	$(1,750)	$7	$506
experience adjustment on assets	797	1,470	455
	$(953)	$1,477	$961

*	Incurred during September 7 to December 31, 2012.

   Sensitivity analysis

A sensitivity analysis for each significant actuarial assumption as at December 31, 2014, showing how the defined benefit obligations would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the date, is as follows:

Discount Rate Sensitivity Analysis	2014
Effect of an increase of 1%
Defined benefit obligations, end of year	$20,572
Effect of a decrease of 1%
Defined benefit obligations, end of year	$26,787
Salary Increase Sensitivity Analysis	2014
Effect of an increase of 1%
Defined benefit obligations, end of year	$23,714
Effect of a decrease of 1%
Defined benefit obligations, end of year	$23,062

The defined benefit obligation sensitivity figures were calculated using the same methods and assumptions as the December 31, 2014 defined benefit obligation figures, with the only assumption change being the 1% change in discount rate or salary scale as indicated. There was no change from the previous period in the methods and assumptions used in preparing the sensitivity analyses.

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

   Plan assets

Plan assets are generally held and administered by independent financial services companies. The assets do not include the Group's own financial instruments or any property occupied by, or other assets used by, the Group.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 17.   Accrued Pension Assets (Obligations) and Other (continued)

   Expected contributions and benefit payments

The expected contributions in 2015 from the employers and employees are $323 and $71, respectively. The employer contributions represent the minimum required contribution under pension legislation.

As at December 31, 2014, the expected benefit payments are as follows:

Years ending December 31:
2015	$509
2016	566
2017	631
2018	687
2019	724
2020-2024	3,935
2025 and after	16,298
Total	$23,350

Note 18.   Deferred Income Tax Assets and Liabilities

The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of deferred income tax assets and liabilities are as follows:

As at December 31:	2014	2013
Non-capital tax loss carry-forwards	$17,810	$18,858
Interests in resource properties	(3,042)	(8,761)
Other assets	9,223	8,014
Other liabilities	(10,216)	(3,741)
	$13,775	$14,370
Deferred income tax assets and liabilities are included in the consolidated statement of financial position as follows:
Deferred income tax assets	$23,991	$17,941
Deferred income tax liabilities	(10,216)	(3,571)
Net	$13,775	$14,370

At December 31, 2014, the Group had estimated accumulated non-capital losses which expire in the following countries as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.

Country	Gross amount	Amount for which no deferred asset is recognized	Expiration dates
Canada	$41,847	$—	2028-2032
Germany	3,657	3,614	Indefinite
Austria	44,020	19,230	Indefinite
Slovakia	907	907	2015-2017
Uganda	86,665	86,665	Indefinite

At December 31, 2014, MFC Industrial had an aggregate amount of $245,848 of temporary differences associated with its investments in subsidiaries, branches and associates and interests in joint arrangements, for which deferred income tax liabilities have not been recognized because the Group is in a position to control the timing of the reversal of such temporary differences and it is probable that such differences will not reverse in the foreseeable future.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 18.   Deferred Income Tax Assets and Liabilities (continued)

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

In November 2012, the Company received from the Canada Revenue Agency (“CRA”) tax notices of reassessment relating to the taxation years ended December 31, 2006 to December 31, 2011. The reassessment denies the application of losses and deductions in computing taxable income and the application of credits in the computation of income taxes payable. The Company has filed notices of objection with the CRA. The Company, among other things, reviewed the reassessment, the material facts related thereto and the subject transaction and consulted its advisors. Based on such review, management determined that the probability of the CRA's reassessment being successful in court was remote. Accordingly, the Company has not recorded a liability in these consolidated financial statements in connection with the reassessment. There can be no assurance that the Company will be successful in defending its position. If the CRA is successful, then the Company will be required to pay a material amount of tax plus applicable interest. There continues to be tax litigation in progress involving the CRA and other companies which may have a bearing on the Company's own tax position with the CRA. The Company will continue to assess its position as such litigation progresses.

The Group companies' income tax filings are also subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group's tax liability. In the event that management's estimate of the future resolution of these matters changes, the Group will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Note 19.   Short-term Bank Borrowings

Short-term bank borrowings are repayable within a year from the borrowing date. They are used to finance the Group's day-to-day global supply chain business.

As at December 31:	2014	2013
Credit facilities from banks	$161,340	$129,783

As at December 31, 2014, the Group had credit facilities aggregating $772,798 as follows: (i) the Group had unsecured revolving credit facilities aggregating $381,088 from banks. The banks generally charge an interest rate at inter-bank rate plus an interest margin; (ii) the Group also had revolving credit facilities aggregating $92,656 from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) the Group had a specially structured factoring arrangement with a bank up to a credit limit of $200,272 for the Group's global supply chain activities. The Group factors certain of its trade receivable accounts upon invoicing, at inter-bank rate plus a margin; (iv) the Group had foreign exchange credit facilities of $63,782 with banks; and (v) the Group had secured revolving credit facilities aggregating $35,000. All these facilities are renewable on a yearly basis or usable until further notice.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 20.   Debt

As at December 31:	2014	2013
Due to a bank, €nil and €1,200 at December 31, 2014 and 2013, and due in 2014	$—	$1,653
Due to a bank, $6,000 at December 31, 2014 and 2013, respectively, interest at LIBOR plus an interest margin (3.15% at December 31, 2014) and payable monthly, secured by trade receivables and due in negotiated periodic repayment with final payment in September 2016	6,000	6,000
Due to a bank, $11,100 and $13,053 at December 31, 2014 and 2013, respectively, interest at LIBOR plus an interest margin (3.32% at December 31, 2014) and payable monthly, secured by real estate and trade receivables and due in negotiated periodic repayment with final payment in April 2015	11,100	13,053
Due to banks, €52,950 and €66,475 at December 31, 2014 and 2013, respectively, fixed interest and backup guarantee fee on €52,950 (at 2.62% at December 31, 2014) and payable quarterly, due in semi-annual repayment with final payment in November 2020	64,073	91,569
Due to a bank, $28,000 at December 31, 2014 and 2013, respectively, fixed interest plus an interest margin and backup guarantee fee (3,91% at December 31, 2014) and payable quarterly and due in equal yearly repayment with final repayment in September 2022	28,000	28,000
Due to a bank, €27,600 and €30,300 at December 31, 2014 and 2013, respectively, fixed interest and backup guarantee fee on €26,860 (2.76% at December 31, 2014) and the remainder at EURIBOR plus an interest margin and backup guarantee fee (2.19% at December 31, 2014) and payable quarterly due in semi-annual repayment with final payment in December 2022	33,398	41,750
Due to a bank, $10,000 at December 31, 2014 and 2013, respectively, interest at LIBOR plus an interest margin (2.136% at December 31, 2014) and due in November 2016	10,000	10,000
Due to banks, €31,000 at December 31, 2014 and 2013, respectively, interest at EURIBOR plus an interest margin (2.11% at December 31, 2014) and due in November 2020	37,513	42,715
Due to a bank, €76,380 and €nil at December 31, 2014 and 2013 (multiple facilities), respectively, fixed interest and backup guarantee fee on €59,604 (2.57% at December 31, 2014) and the remainder at EURIBOR plus an interest margin and backup guarantee fee (2.02% at December 31, 2014) and payable quarterly due in semi-annual repayment with final payment in August 2022	92,421	—
Due to a bank, €4,620 and €nil at December 31, 2014 and 2013, respectively, fixed interest and backup guarantee fee on €3,696 (at 2.65% at December 31, 2014) and the remainder at EURIBOR plus an interest margin and backup guarantee fee (2.05% at December 31, 2014) and payable quarterly due in semi-annual repayment with final payment in August 2022	5,591	—
Due to a Bank €5,830 and €nil at December 31,2014 and 2013 at a fixed interest (3.95% at December 31, 2014) and payable quarterly due in semi-annual repayments with final payment in 2022	7,055	—
Due to a bank, €16,052 and €nil at December 31, 2014 and 2013, respectively, €12,442 at a fixed interest rate (2.7% at December 31, 2014) and the remainder at EURIBOR plus an interest margin (1.45% at December 31, 2014) and payable quarterly due in semi-annual repayment with final payment in May 2025.	17,973	—
	$313,124	$234,740
Current portion	$56,976	$44,869
Long-term portion	256,148	189,871
	$313,124	$234,740

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 20.   Debt (continued)

As at December 31, 2014, the maturities of debt are as follows:

Years ending December 31:	Principal	Interest	Total
2015	$56,976	$7,947	$64,923
2016	85,712	6,608	92,320
2017	44,881	4,451	49,332
2018	39,315	3,340	42,655
2019	29,093	2,261	31,354
Thereafter	57,147	2,630	59,777
	$313,124	$27,237	$340,361

Interest expense of $1,524, $nil and $nil, respectively, was capitalized into property, plant and equipment in the years ended December 31, 2014, 2013 and 2012.

Note 21.   Account Payables and Accrued Expenses

As at December 31:	2014	2013
Trade and account payables	$118,335	$83,190
Value-added, goods-and-sales and other taxes (other than income taxes)	7,301	3,976
Compensation	2,924	1,879
Interest	—	3,812
Derivative liabilities	1,729	2,081
Provisions for warranty	629	74
Short-sale of securities	113	236
Deferred revenues	362	1,815
Deposits from customers	2,145	3,255
Acquisition price payables	1,279	1,279
Sale of shares on behalf of other	2,646	2,886
Contingent consideration on a business combination	759	—
Due to a customer	—	22,166
	$138,222	$126,649

Trade payables arise from the Group's day-to-day trading activities. The Group's expenses for services and other operational expenses are included in account and other payables. Generally, these payables and accrual accounts do not bear interest and they have a maturity of less than one year.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 22.   Decommissioning Obligations

Changes in the carrying amount of the Group's decommissioning obligations during 2014 and 2013 are as follows:

	2014	2013
Decommissioning obligations, beginning of year	$117,371	$153,105
Changes in estimates	39,209	(24,499)
Obligations related to dispositions	—	(577)
Obligations settled	(3,207)	(4,759)
Accretion	3,087	3,085
Cumulative translation adjustments	(11,557)	(8,984)
Decommissioning obligations, end of year	$144,903	$117,371

Comprising:
Current portion (included in liabilities relating to assets held for sale)	$15,346	$11,517
Long-term portion	129,557	105,854
	$144,903	$117,371

As at December 31, 2014, decommissioning obligations represented the present value of estimated remediation and reclamation costs associated with interests in hydrocarbon properties and property, plant and equipment. The Group discounted the decommissioning obligations using an average discount rate of 1.90% (2013: 2.61%), which is the risk free rate in Canada for blended governmental securities.

During 2014 and concurrent with updated assumptions from Alberta regulators, management revised its estimates of the expected decommissioning obligations related to its hydrocarbon production and processing assets. The Group will fund the decommissioning obligations from future cash flows from operations.

Note 23.   Puttable Instrument Financial Liabilities

In connection with the acquisitions of ACCR and Possehl in November 2012, the Group entered into call and put agreements with the non-controlling interests, which allowed or required the Group to acquire up to 100% in each of the entities. As a result of the put options, the non-controlling interests were classified as financial liabilities.

The following table discloses the movement of the puttable instrument financial liabilities in 2014 and 2013:

	2014	2013
Puttable instrument financial liabilities
Beginning of year	$3,936	$7,761
Changes in estimates	—	(1,053)
Settlement	(4,084)	(3,598)
Change in fair value, recognized in profit or loss	148	826
End of year	$—	$3,936

The fair values of the puttable instruments were determined using a discount cash flow (“DCF”) model. The option exercise prices were based on the net tangible asset values of the underlying entities on the calculation time (as defined) when the options were exercised, subject to certain adjustments.

   Possehl

In April 2014, the Group entered into a share purchase agreement with the holder of the puttable instrument (the “Put Holder”) whereby the Group acquired from the Put Holder his 40% equity shares in Possehl. Upon the execution of the agreement, the puttable instrument was terminated. The purchase price consisted of 509,820 common shares of MFC Industrial (which would be delivered upon occurrence of an event (as defined in the

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 23.   Puttable Instrument Financial Liabilities (continued)

agreement, the latest being in 2025) and a contingent purchase price whereby 50,000 common shares of MFC Industrial would be issued to the Put Holder for each year from 2014 to 2025 if Possehl achieves an annual net income milestone as computed under IFRS for the year. The fair values of the 509,820 common shares of MFC Industrial and the contingent purchase price were measured at $2,478 in aggregate on the execution date of the share purchase agreement, using a generally accepted financial valuation model which took into consideration the illiquidity and restrictions of the shares, the expected timing of the triggering events, the probability of the issuance of the contingently issuable shares and discount rates. As a result, the carrying amount of the puttable instrument financial liabilities of $4,084 were derecognized and a credit of $2,877 was recognized in retained earnings directly. In May 2014, the Put Holder was appointed by the Board of the Directors as the President and Chief Executive Officer of MFC Industrial.

In June 2014, the share purchase agreement was amended whereby the 509,820 common shares of MFC Industrial were released to the Put Holder following the approval of the New York Stock Exchange (which was received in June 2014) and the contingent purchase price was reduced to be payable for each year from 2014 to 2024. All other terms remain unchanged. No credit or charge was recognized in connection with these amendments.

   ACCR

In 2013, the Group made claims against one of the vendors for misrepresentation and breach of contracts. As a result, the Group converted all the puttable instrument financial liabilities due to the vendor into the share capital of the sub- subsidiaries and recognized a payable of $1,279. The transaction resulted in $1,851 credited to the retained earnings account as a result of the purchase of the non-controlling interests in the subsidiaries.

Note 24.   Shareholders' Equity

   Capital Stock

The authorized share capital of MFC Industrial consists of an unlimited number of common shares and class A common shares both without par value and without special rights or restrictions and an unlimited number of Class A Preference shares without par value and with special rights and restrictions.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 24.   Shareholders' Equity (continued)

   Treasury Stock

As at December 31:	2014	2013
Common shares	328,239	328,239
Preferred Shares	4,621,571	4,621,571
Total number of treasury stock	4,949,810	4,949,810
Total carrying amount of treasury stock	$68,980	$68,980

All treasury stock is held by wholly-owned subsidiaries. The dividends paid and payable on the treasury stock by the Company are eliminated on consolidation.

Note 25.   Consolidated Statements of Operations

   Revenues

Years ended December 31:	2014	2013	2012
Gross revenues, as reported	$1,411,786	$813,938	$485,659

For the components of the Group's total revenues, please see Note 4.

The Group's net gain on securities comprised:

Years Ended December 31:	2014	2013	2012
Trading securities	$271	$5,681	$1,161
Available-for-sale securities	161	231	(94)
Subsidiaries	4,426	415	206
Holding loss on advance sales of securities	(130)	(9)	(123)
Net gain on securities	$4,728	$6,318	$1,150

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 25.   Consolidated Statements of Operations (continued)

   Expenses

The Group's costs of sales and services comprised:

Years Ended December 31:	2014	2013	2012
Supply chain products and services	$1,269,349	$705,951	$382,245
Credit losses (recovery) on loans and receivables	3,935	4,671	(521)
Fair value loss (gain) on investment property	121	—	(14)
Market value (increase) decrease on commodity inventories	(3,777)	(5,342)	1,509
(Gain) loss on derivative contracts, net	(9,319)	(4,488)	57
Write-off (recovery) of inventories, net	149	—	15,659 *
Other	10,602	9,563	7,773
Total cost of sales and services	$1,271,060	$710,355	$406,708

*	The amount included an inventory write-down of $19,434. The Group recognized the inventory write-down and an impairment loss of $42,631 on its interests in resource properties after the Supreme Court of India banned all mining activities in the state in which the Group's extracting facilities were located. In aggregate, the total loss on the write-down and impairment was $48,231, net of income tax recovery of $13,834.

The Group included the following items in its costs of sales and services:

Years ended December 31:	2014	2013	2012
Inventories as costs of goods sold (including depreciation, amortization and depletion expenses allocated to costs of goods sold)	$1,128,604	$624,785	$286,426
Loss on unwinding sale and repurchase arrangements	—	2,356	—
Reduction in liabilities for claims	—	(2,425)	—

The Group recognized a reversal of accrued advisory fees and other legal provisions of $nil, $1,854 and $nil in 2014, 2013 and 2012, respectively. The aforesaid reversal was shown as a reduction in selling, general and administrative expenses.

The Group also recognized a reversal of accrued interest expense of $905, $nil and $nil in 2014, 2013 and 2012, respectively. The aforesaid reversal was shown as a reduction in finance costs.

Additional information on the nature of expenses

Years Ended December 31:	2014	2013	2012
Depreciation, amortization and depletion	$27,246	$28,085	$20,312
Employee benefits expenses	37,984	28,732	26,055

Note 26.   Share-Based Compensation

MFC Industrial has a 1997 Stock Option Plan, a 2008 Equity Incentive Plan and a 2014 Equity Incentive Plan.

   1997 Stock Option Plan (Amended)

MFC Industrial has a stock option plan (“1997 Plan”) which enabled certain employees and directors to acquire common shares and the options may be granted under the plan exercisable over a period not exceeding ten years.

   2008 Equity Incentive Plan

Subject to the terms of the 2008 Equity Incentive Plan (“2008 Plan”), a committee, as appointed by the Company's board of directors, could grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards under the plan.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 26.   Share-Based Compensation (continued)

   2014 Equity Incentive Plan

Pursuant to the terms of the 2014 Equity Incentive Plan (“2014 Plan”), the Company's board of directors, the compensation committee or such other committee as is appointed by the board of directors to administer the 2014 Plan, may grant stock options, restricted stock rights, restricted stock, performance share awards, performance share units and stock appreciation rights under the 2014 Plan, establish the terms and conditions for those awards, construe and interpret the 2014 Plan and establish the rules for the 2014 Plan's administration. Such awards may be granted to employees, non-employee directors, officers or consultants of the Group or any affiliate or any person to whom an offer of employment with the Group or any affiliate is extended. Such committee has the authority to determine which employees, non-employee directors, officers, consultants and prospective employees should receive such awards. The 2014 Plan replaced the 1997 Plan and the 2008 Plan; provided, however, that each of the 1997 or 2008 Plan will continue to govern prior awards granted under such plan until all awards granted under such plan prior to November 14, 2014 have been exercised, forfeited, cancelled, expired or otherwise terminated in accordance with the terms thereof.

The maximum number of the Company’s common shares that may be issuable pursuant to all awards granted under the 2014 Plan is 2,877,018 common shares, being 2,000,000 plus 267,344 and 609,674 of common shares available for awards under the 1997 and 2008 Plan, respectively, as of the effective date of the 2014 Plan. Notwithstanding the foregoing, the maximum number of shares that may be issued as incentive stock options under the 2014 Plan is 2,000,000. Forfeited, cancelled, returned and lapsed awards are not counted against the 2,000,000 common shares. Any awards granted under the 2014 Plan, or portions thereof, that are settled in cash and not by issuance of our common shares are not counted against the foregoing limits.

Following is a summary of the status of the plans:

	2008 Plan	2008 Plan	1997 Plan	1997 Plan
	Number of awards	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
Outstanding as at December 31, 2011, 2012 and 2013	915,000	$7.81	1,720,000	$7.81
Granted	200,000	$8.01	—	—
Expired	(24,674)	$7.81	(255,000)	$7.81
Exercised	(30,326)	$7.81	—	—
Surrendered and cancelled	(200,000)	$7.81	—	—
Outstanding at December 31, 2014	860,000	$7.83	1,465,000	$7.81
As at December 31, 2014:
Options exercisable	860,000		1,465,000
Options granted and exercised	30,326		3,791,656
Options available for granting in future periods	—		—

No awards had been issued pursuant to the 2014 Plan as at December 31, 2014. There were 2,877,018 awards available for grant under the 2014 Plan as at December 31, 2014.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 26.   Share-Based Compensation (continued)

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2014:

	Options Outstanding and Exercisable
Exercise Price per Share	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price per share
$7.81	2,125,000	1.00	$7.81
$8.01	200,000	4.25	$8.01
	2,325,000	1.28	$7.83

The following table summarizes the share-based compensation expenses recognized by the Group:

Years ended December 31:	2014	2013	2012
Share-based compensation expenses arising from options granted by:
MFC Industrial	$383	$—	$—
A Canadian non-wholly owned subsidiary	—	—	9
Total	$383	$—	$9

On April 2, 2014, the then-President of the Company surrendered his options to purchase 200,000 MFC Industrial common shares at an exercise price of $7.81 per share. The cancellation of these options had no impact on the consolidated financial statements. On the same day, the Company granted to two employees options to purchase 200,000 MFC Industrial common shares in aggregate at an exercise price of $8.01 per share. The options vested immediately and expire on April 2, 2019.

The information on the stock options granted on April 2, 2014 is as follows. The Group used the Black-Scholes-Merton formula to calculate the fair value of the stock options.

Number of options granted	200,000
Vesting requirements	Immediately
Contractual life	5 years
Method of settlement	In equity
Exercise price per share	$8.01
Market price per share on grant date	$8.01
Expected volatility	34.72%
Expected option life	5 years
Expected dividends	3.03%
Risk-free interest rate	1.64%
Fair value of option per unit	$1.917

The expected volatility was determined based on the historical price movement over the expected option life, with adjustments for underlying businesses. The award holders are not entitled to dividends or dividend equivalents until the options are exercised.

The aggregate fair value of options granted was $383 which was recognized as share-based compensation expense in the Group's consolidated statement of operations for 2014. The share-based compensation expense is not tax deductible under the Canadian income tax act and, therefore, the Group did not recognize any tax benefit from granting stock options.

A director of the Company was not re-elected to the board on December 27, 2013. As a result, his options to purchase 55,000 common shares of MFC Industrial expired on January 26, 2014. Another director passed away in March 2014 and his options to purchase 55,000 common shares of MFC Industrial, except for 30,326 which were exercised, expired in 2014. Options to purchase 200,000 common shares of MFC Industrial held by a former officer also expired in 2014 when he ceased to provide services to the Group.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 27.   Income Taxes

MFC Industrial's statutory tax rate was 26.0%, 25.75% and 25.0% in 2014, 2013 and 2012, respectively. The increase in the tax rate in 2014 and 2013 was due to the increase in the British Columbia provincial corporation tax rate effective from April 2013.

A reconciliation of the provision for income taxes calculated at applicable statutory income tax rates in Canada to the provision in the consolidated statements of operations is as follows:

Years ended December 31:	2014	2013	2012
Income before income taxes	$3,782	$16,079	$198,385
Computed recovery of (provision for) income taxes at MFC Industrial's statutory tax rates	$(984)	$(4,140)	$(49,596)
(Increase) decrease in income taxes resulting from:
Subsidiaries' tax rate differences	223	48	3,855
Non-taxable bargain purchase	—	—	54,670
Benefit of purchased income tax reductions	—	701	6,328
Other non-taxable income	435	1,523	1,949
Revisions to prior years	1,261	1,111	—
Taxable capital gains on dispositions, net	467	(58)	(121)
Resource property revenue taxes	(1,800)	(3,730)	(4,426)
Unrecognized losses in current year	(550)	(1,419)	(6,904)
Permanent differences	(1,006)	(940)	(895)
Change in future tax rate	—	244	(25)
Transfer of an interest in resource property	—	—	—
Other, net	240	83	(2,209)
Recovery of (provision for) income taxes	$(1,714)	$(6,577)	$2,626
Consisting of:
Resource property revenue taxes	$(2,409)	$(5,003)	$(5,902)
Current and deferred income taxes	695	(1,574)	8,528
	$(1,714)	$(6,577)	$2,626

In addition, the aggregate current and deferred income tax relating to items that are charged directly to equity was a recovery of $403, $80 and $68, respectively, in 2014, 2013 and 2012, all relating to the changes in the values of the available-for-sale securities.

The Group's income tax expense above does not include any amounts for its joint ventures and associates whose results, net of income taxes, are included in equity income within gross revenues.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 28.   Earnings Per Share

Earnings per share data for the years ended December 31 from operations is summarized as follows:

	2014	2013	2012
Basic earnings available to holders of common shares	$838	$9,665	$200,144
Effect of dilutive securities:	—	—	—
Diluted earnings	$838	$9,665	$200,144
	Number of Shares
	2014	2013	2012
Weighted average number of common shares outstanding — basic	62,922,837	62,552,126	62,555,438
Effect of dilutive securities:
Options	21	204,665	—
Contingently issuable shares	34,247	—	—
Weighted average number of common shares outstanding — diluted	62,957,105	62,756,791	62,555,438

As at December 31, 2014 and 2012, there were 2,325,000 and 2,635,000 stock options, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for 2014 and 2012.

Pursuant to a share purchase agreement (as amended), 50,000 common shares of MFC Industrial would be issued to the Put Holder for each year from 2014 to 2024 if Possehl achieves an annual net income milestone as computed under IFRS for the year (see Note 23). The net income milestone for 2014 had been achieved, subject to the audit. As such, the additional common shares of MFC Industrial to be issued were included in the weighted average number of common shares outstanding on a diluted basis.

Note 29.   Dividends paid

On March 24, 2014, MFC Industrial announced its annual cash dividend for 2014. The 2014 annual cash dividend was $0.24 per common share in total, paid in quarterly installments as follows: (i) $0.06 per common share on April 22, 2014 to shareholders of record on April 10, 2014; (ii) $0.06 per common share on August 8, 2014 to shareholders of record on July 28, 2014; (iii) $0.06 per common share on October 27, 2014 to shareholders of record on October 16, 2014 and (iv) $0.06 per common share on January 5, 2015 to shareholders of record on December 29, 2014.

In general, dividends payable by MFC Industrial to its shareholders are subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 30.   Commitments and Contingencies

   Leases as lessors

The Group leases out land and buildings, comprising primarily investment property classified as assets held for sale, under non-cancellable operating lease agreements. The leases have varying terms, subject to the customary practices in the particular regions.

Future minimum rentals under long-term non-cancellable operating leases are as follows:

Years ending December 31:	Amount
2015	$1,646
2016	1,579
2017	1,527
2018	130
2019	5
Thereafter	5
$4,892

The leases have varying terms, subject to the customary practices in the local regions. The Group recognized rental income of $2,554 (including sublease of $6), $2,364 (including sublease of $14) and $2,582 (including subleases of $51) for the years ended December 31, 2014, 2013 and 2012, respectively.

   Leases as lessees

Future minimum commitments under long-term non-cancellable operating leases are as follows:

Years ending December 31:	Amount
2015	$1,696
2016	1,178
2017	918
2018	455
2019	310
Thereafter	191
$4,748

The leases have varying terms, subject to the customary practices in the local regions. Minimum lease payments recognized as expenses were $4,776 (including sublease of $197 and contingent rents of $79), $4,063 and $2,539 (including contingent rents of $306) for the years ended December 31, 2014, 2013 and 2012, respectively.

   Litigation

The Group is subject to litigation and tax audits in the normal course of business, the ultimate results of which cannot be ascertained at this time. The Group records costs as they are incurred or become determinable.

   Guarantees

Guarantees are treated as contingent liabilities unless it becomes probable that the Group will be required to make payment under the guarantee.

As at December 31, 2014, the Group had issued guarantees up to a maximum of $59,728 to its trade and financing partners in the normal course of its supply chain activities, being the total potential principal amount that may be guaranteed thereunder, of which $50,374 were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 30.   Commitments and Contingencies (continued)

   Purchase Obligations

As at December 31, 2014 the Group had open purchase contracts aggregating $211,929 due in 2015 to 2020 and take-or-pay contracts aggregating $3,384 due in 2015 to 2022, with respect to its global supply chain activities. None of these have been recognized in the consolidated statement of financial position as at December 31, 2014.

   Contingent Gain

In February 2013, the Group sold its interests in the Indian extracting facilities. Pursuant to the share purchase agreement, the sale price includes a certain percentage of the sold entity's future free cash flow from its operations and investment for a period of seven years. As a result of the significant uncertainties as to the probability of receipt of any future consideration, management determined that the expected value of such future cash flow was $nil as at December 31, 2014.

Effective April 2014, the Group sold its interests in two German aluminum processing mills to an independent third party. Pursuant to the share purchase agreement, the sale price includes a certain percentage of the disposed entity's (1) free cash flow from operations for the fiscal years 2014 through and inclusive of 2016 and (2) proceeds from the disposition of its assets during a period of five years commencing on the day of the share purchase agreement. As a result of the significant uncertainties as to the probability of receipt of any future consideration, management determined that the expected value of such future cash flow was $nil as at December 31, 2014.

Note 31.   Consolidated Statements of Cash Flows - Supplemental Disclosure

Interest paid and received, dividends received and income taxes paid are classified as operating activities. Dividends paid are classified as financing activities.

The Group establishes, utilizes and maintains various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short term. These facilities are used in our day-to-day supply chain business and structured solutions activities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken. As a result, management considers short-term bank borrowings to be a part of its operating activities and that it is most appropriate to include the changes in short-term bank borrowings within operating activities on the consolidated statements of cash flows.

There are no circumstances in which cash and cash equivalents held by an entity are not available for use by the Group.

On December 31, 2013, a customer paid $22,166 to one of the Group's subsidiaries. However, the underlying invoice was subject to a factoring arrangement with a bank pursuant to which such bank had previously purchased the related receivable and the customer was to submit such payment to the bank directly. The amount, which had been incorrectly paid to the Group's subsidiary by the customer instead of as directed to the bank, was subsequently repaid in January 2014. As a result, $22,166 was recognized as repayment to a customer. No income or loss was recognized in connection with such transactions.

The Group had the following non-cash transactions:

Non-cash transactions in 2014: (1) conversion of puttable instrument financial liabilities into the share capital in the Company (see Note 23) and (2) the Group sold its interest in a group of German entities and recognized a non-cash accounting gain of $4,106 on disposition (see Note 35).

Non-cash transactions in 2013: (1) conversion of puttable instrument financial liabilities into the share capital of non-wholly-owned subsidiaries (see Note 23); (2) the Group sold its interest in a group (which held the resource properties in India) and recognized a non-cash accounting gain of $415 on disposition (see Notes 15 and 25); (3) the Group acquired the non-controlling interests in a group for no consideration, resulting in $489 credited to the retained earnings account; and (4) the Group entered into a participation arrangement (see Note 11).

Non-cash transaction in 2012: (1) the Group acquired entities with a purchase price of $8,514 payable in 2013 (see Note 3).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 32.   Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include MFC Industrial's directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any person and entity which have significant influence over MFC Industrial. These related party transactions are conducted in arm's length transactions at normal market prices and on normal commercial terms. In addition to transactions disclosed elsewhere in these financial statements, the Group had the following transactions with the related parties.

Years ended December 31:	2014	2013	2012
Dividend income on common shares*	$—	$277	$—
Royalty expense paid and payable*	(257)	(604)	(693)
Sales of goods	2,711	1,969	1,012
Fee income	55	—	—
Purchases of goods for sale**	(17,516)	—	—
Director's salary paid by a subsidiary to a close family member of a director	—	—	(20)
Reimbursement of office and expenses at cost to a director***	(106)	—	—
Termination payment to the former President****	(1,770)	—	—

*	Included in income from an interest in resource property.
**	Related to transactions with two processing facilities, which are owned by a former subsidiary of the Company. One of the Company's employees and one of its directors held unpaid positions on the board of directors of the parent company of the owner of these facilities until July 2014.
***	The director (who is also the former President of the Company) provided office space and services to the Company at cost.
****	Pursuant to a consulting agreement, the former President of the Company was entitled to a termination payment of $1,770 upon the termination of the consulting agreement.

In addition to the transactions above, the Group had the following transactions with related parties:

In April 2014, the Group entered into a share purchase agreement with the Put Holder whereby the Group acquired from the Put Holder his 40% equity shares in Possehl. In May 2014, the Put Holder was appointed by the Board of the Directors as the President and Chief Executive Officer of MFC Industrial (see Note 23).

In February 2013, the Group sold its interest in a group (which held the resource properties in India (see Notes 15 and 25)) to a director of two of the Group's sub-subsidiaries, resulting in non-cash accounting gain of $415 on disposition. The director resigned from the subsidiaries in March 2013. In addition, a subsidiary sold its office furniture and equipment to a company beneficially owned by the Chairman of the Company for $14, resulting in a gain of $14. Included in other receivables was an overpayment of net director fee of $8 which was subsequently refunded by the director in 2014.

In 2012, the Group entered into an agreement with a director of two of the Group's sub-subsidiaries whereby the director agreed to purchase 100% of the shares of a subsidiary from the Group for a nominal amount. The subsidiary did not have significant assets or business at the time of disposition.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 32.   Related Party Transactions (continued)

   Key management personnel

Key management personnel comprises the members of the Board of Directors, President, Chief Executive Officer and Chief Financial Officer. The remuneration of key management personnel of the Group was as follows:

Years ended December 31:	2014	2013	2012
Short-term employee benefits	$1,749	$723	$794
Post-employment benefits	—	—	—
Other long term benefits	—	—	—
Termination benefits	1,770	—	456
Share-based payments*	192	—	—
Directors' fees	364	372	264
Total	$4,075	$1,095	$1,514

*	The share-based payments were computed by the reference to the fair value of options measured by Black-Scholes-Merton formula on the grant date (see Note 26).

The termination benefits in 2014 represented amounts paid to the former President of the Company. The termination benefits in 2012 represented amounts paid to a former Chief Financial Officer.

Note 33.   Financial Instruments

The fair value of financial instruments as at December 31 is summarized as follows:

As at December 31:	2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Fair value through profit or loss:
Cash and cash equivalents, short-term cash deposits and restricted cash	$298,008	$298,008	$336,866	$336,866
Short-term securities	250	250	2,068	2,068
Derivative assets	5,408	5,408	1,394	1,394
Loans and receivables:
Receivables*	184,774	184,774	138,190	138,190
Available-for-sale instruments:
Securities, at market value	681	681	2,465	2,465
Securities (including restricted securities), at cost	247	247	—	—
Total	$489,368	$489,368	$480,983	$480,983

Financial Liabilities:
Financial liabilities measured at amortized cost:
Short-term borrowings	$161,340	$161,340	$129,783	$129,783
Accounts payable and accrued expenses*	134,174	134,174	120,592	120,592
Debt	313,124	314,838	234,740	229,045
Puttable instruments	—	—	3,936	3,936
Fair value through profit or loss:
Derivative liabilities	3,051	3,051	2,081	2,081
Total	$611,689	$613,403	$491,132	$485,437

*	Not including derivative and tax related items.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 33.   Financial Instruments (continued)

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

The fair value of cash and cash equivalents, restricted cash and short-term cash deposits is based on reported market value. The fair value of short-term trading securities is based on quoted market prices (Level 1 fair value hierarchy). The fair value of available-for-sale securities is based on quoted market prices, except for those which are not quoted in an active market which are measured by an appropriate valuation method (Level 3 fair value hierarchy). The fair values of short-term receivables, short-term borrowings and accounts payable and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their carrying value. The fair values of long-term debt and other long-term liabilities were determined using discounted cash flows at prevailing market rates of interest for a similar instrument with a similar credit rating. The fair values of the puttable instruments approximated their carrying amounts as the carrying amounts were revised using a DCF model or other valuation technique.

The fair values of the derivative financial instruments are based on the quoted market prices when possible; and if not available, estimates from third-party brokers. These broker estimates are corroborated with multiple sources and/or other observable market data utilizing assumptions that market participants would use when pricing the asset or liability, including assumptions about risk and market liquidity (Level 2 fair value hierarchy). Inputs may be readily observable or market-corroborated.

The following tables present the financial instruments measured at fair value classified by the fair value hierarchy as at December 31, 2014 and 2013:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Short-term securities	$250	$—	$—	$250
Derivative assets	—	5,408	—	5,408
Available-for-sale securities	681	—	—	681
Total	$931	$5,408	$—	$6,339

Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$—	$3,051	$—	$3,051

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 33.   Financial Instruments (continued)

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

Generally, management of the Group believes that current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Group uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit and bank guarantees) to mitigate credit risk. The Group has risk managers and other personnel to perform checking functions and risk assessments to ensure that the Group's procedures and policies are complied with.

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

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 33.   Financial Instruments (continued)

The nature of the risk that the Group's financial instruments are subject to as at December 31, 2014 is set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and cash equivalents, short-term cash deposits and restricted cash	X		X	X
Short-term securities			X		X
Long-term securities			X		X
Derivative assets and liabilities	X	X	X		X
Receivables	X		X
Short-term bank borrowings		X	X
Accounts payable and accrued expenses		X	X
Long-term debt		X	X	X

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

Most of the Group's credit exposures are with counterparties in supply chain industries and are subject to normal industry credit risk. The Group has receivables from various entities including, primarily, trade customers. Management does not believe that any single customer or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Group's large and diversified customer base. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements. The Group routinely monitors credit risk exposures, including sector, geographic and corporate concentrations of credit and set and regularly review counterpart credit limits based on rating agency credit ratings and/or internal assessments of company and industry analysis. The Group also uses factoring and credit insurances to manage credit risk. Management believes that these measures minimize the Group's overall credit risk; however, there can be no assurance that these processes will protect the Group against all losses from non-performance.

The average contractual credit period for trade receivables is about 60-90 days. However, due to the use of the factoring facilities, the average life time of trade receivables are reduced to approximately 35 days. The average contractual credit period for trade receivables from hydrocarbon sales is about 30 days. For the aging analysis of past-due receivables, see Note 7.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 33.   Financial Instruments (continued)

The maximum credit risk exposure as at December 31, 2014 is as follows:

Cash and cash equivalents, short-term cash deposits and restricted cash	$298,008
Derivative assets	5,408
Receivables (not including derivative and tax related items)	184,774
Amounts recognized in the consolidated statement of financial position	488,190
Guarantees (see Note 30)	59,728
Maximum credit risk exposure	$547,918

As at December 31, 2014, the Group had issued guarantees up to a maximum of $59,728 to its trading and financing partners in the normal course of its supply chain activities. As at December 31, 2014, $50,374 were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. In the past five years, no claim has been made against the guarantees issued by the Group. Typically, these guarantees are issued on behalf of the Group's trading and financing partners and, in case of non-performance by a trading or financing partner and a claim is made against the Group, the Group can make the claim against the defaulting trading or financing partner and has a pledge on the goods to recover the loss.

   Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group requires liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to operate its global supply chain business. The Group puts in place an actively managed production and capital expenditure budgeting process for major capital programs. The Group's approach to managing liquidity is to ensure, as far as possible, that it always has sufficient liquidity to meet its liabilities when they fall due, under normal and stress conditions, without incurring unacceptable losses. The Group is not subject to material liquidity risk because of its strong cash position. The Group also maintains adequate banking facilities, including factoring arrangements. It is the Group's policy to invest cash in highly liquid, diversified money market funds or bank deposits for a period of less than three months. The Group may also invest in cash deposits with an original maturity date of more than three months so as to earn a higher interest income.

Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. All derivative financial liabilities are to be settled within one year. All short-term bank borrowings are renewable on a yearly basis. Please also refer to Note 20 for the Group's debt maturity schedule. These future payment data are based on the historical payment patterns and management's interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the data or be for significantly different amounts from those indicated in the data.

   Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Group operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros, Canadian dollars and United States dollars. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group's exposure to foreign currency risk on material contracts denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2014 and 2013, the Group had foreign currency derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of $244,552 and $171,932, respectively, and a net unrealized fair value gain of $1,627 and loss of $389, respectively.

The Group does not have any material exposure to highly inflationary foreign currencies.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 33.   Financial Instruments (continued)

   Sensitivity analysis:

At December 31, 2014, if the U.S. dollar had weakened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year 2014 would have been $2,430 higher. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, net income for the year 2014 would have been $2,430 lower. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument liabilities (net of assets) held by entities whose functional currency were not the U.S. dollar. There would have been no material impact arising from financial instruments on other comprehensive loss in either case.

At December 31, 2014, if the Euro had weakened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year 2014 would have been $6,197 lower. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, net income for the year 2014 would have been $6,197 higher. The reason for such change is mainly due to certain Euro-denominated financial assets (net of liabilities) held by entities whose functional currencies were not the Euro. There would have been no impact arising from financial instruments on other comprehensive loss in either case.

At December 31, 2014, if the Canadian dollars had weakened 10% against the Group companies' functional currencies with all other variables held constant, net income from continuing operations for the year 2014 would have been $353 lower. Conversely, if the Canadian dollars had strengthened 10% against the local functional currencies with all other variables held constant, net income for the year 2014 would have been $353 higher. The reason for such change is mainly due to certain Canadian dollar-denominated financial assets (net of liabilities) held by entities whose functional currency were not the Canadian dollars. There would have been no impact arising from financial instruments on other comprehensive loss in either case.

   Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk, because of their short-term nature. The Group's long-term debt is not exposed to significant interest rate cash flow risk as the interest rates have been fixed for approximately 69% of the Group's long-term debt.

   Sensitivity analysis:

At December 31, 2014, if benchmark interest rates (such as LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, net income for the year 2014 would have been $2,283 higher, arising mainly as a result of lower net interest expense. Conversely, if benchmark interest rates at that date had been 100 basis points (1.00%) per annum higher with all other variables held constant, net income for the year 2014 would have been $2,282 lower, arising mainly as a result of higher net interest expense. The increase in short-term interest rates is directly reflected in the calculation of sale prices to customer. There would have been no impact arising from financial instruments on the Group's other comprehensive loss.

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

   Sensitivity analysis:

At December 31, 2014, if the equity price in general had weakened 10% with all other variables held constant, net income and other comprehensive loss for the year 2014 would have been $25 lower and $68 higher, respectively. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, net income and other comprehensive loss for the year 2014 would have been $25 higher and $68 lower, respectively.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 33.   Financial Instruments (continued)

In addition, the Group buys and sells futures contracts on the London Metal Exchange and enters into financial derivative contracts (e.g. futures and swaps) with banks, customers and brokers. Management uses the financial derivative contracts to manage the price fluctuation for its own account or for customers. As at December 31, 2014 and 2013, the Group had outstanding derivative financial instruments with an aggregate notional amount of $18,341 and $49,695, respectively, primarily to hedge against the long position in inventories, which resulted in a net unrealized fair value gain of $730 and loss of $299, respectively.

   Sensitivity analysis:

At December 31, 2014, if the underlying price in the financial instrument contracts in general had weakened 10% with all other variables held constant, net income for the year 2014 would have been $135 higher. Conversely, if the underlying price in the financial instrument contracts in general had strengthened 10% with all other variables held constant, net income for the year 2014 would have been $135 lower. There would have been no impact arising from financial instruments on other comprehensive income in either case.

The Group executes contracts with third parties for the sale and physical delivery of inventory so as to intend to achieve a targeted price. Contracts for such are not typically financial instruments and therefore excluded from the fair value disclosure and sensitivity analysis.

   Concentration risk

Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of total financial assets (or liabilities) in the Group's consolidated statement of financial position.

The Group regularly maintains cash balances in financial institutions in excess of insured limits. The Group has deposited cash and cash equivalents, restricted cash and term deposits with reputable financial institutions with high credit rating, and management believes the risk of loss to be remote. As at December 31, 2014, the Group had cash and cash equivalents aggregating $149,128 and an investment of $76 in a banking group in Austria. The Group also owed $274,896 in aggregate short-term banking borrowings and debt to the Austria banking group.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 33.   Financial Instruments (continued)

   Additional disclosure

In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss in 2014, 2013 and 2012 as follows:

	2014	2013	2012
Interest income on financial assets not at fair value through profit or loss	$1,148	$61	$6,730
Interest income on financial assets classified at fair value through profit or loss	3,178	2,324	3,759
Total interest income	$4,326	$2,385	$10,489
Interest expense on financial liabilities not at fair value through profit or loss	$6,519	$9,110	$7,004
Interest expense on financial liabilities classified at fair value through profit or loss	8,639	5,482	4,661
Total interest expense	$15,158	$14,592	$11,665
Dividends income on financial assets at fair value through profit or loss	$—	$225	$256
Dividends income on financial assets classified as available for sale, resource property related*	—	277	—
Dividends income on financial assets classified as available for sale, other	7	70	104
Net gain on financial assets at fair value through profit or loss	9,590	10,169	1,104
Credit losses (recovery)	3,935	4,671	(521)

*	Included in income from an interest in resource property.

Note 34.   Fair Value Disclosure of Non-financial Assets

The fair values of the financial instrument assets and liabilities which are measured at fair value are disclosed in Note 33. The following tables present non-financial assets which are measured at fair value classified by the fair value hierarchy;

   Assets measured at fair value on a recurring basis as at December 31, 2014:

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3
Inventories	2,758	126,725	—
Investment property (included in assets held for sale)	—	30,495	—
Total	$2,758	$157,220	$—

   Assets measured at fair value on a recurring basis as at December 31, 2013:

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3
Inventories	—	47,875	—
Investment property (included in assets held for sale)	—	35,685	—
Total	$—	$83,560	$—

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 35.   MFC Industrial and its Significant Subsidiaries

MFC Industrial has its principal executive office at Suite 1860 – 400 Burrard Street, Vancouver, British Columbia, Canada.

A subsidiary is an entity that is controlled by MFC Industrial. The following table shows the direct and indirect significant subsidiaries as at December 31, 2014. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

Subsidiaries	Country of Incorporation	Proportion of Interest
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Services GmbH	Austria	100%
IC Managementservice GmbH	Austria	100%
International Trade Services GmbH	Austria	100%
MFC Commodities Trading GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Kasese Cobalt Company Limited	Uganda	75%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
Brock Metals s.r.o.	Slovakia	100%
M Financial Corp.	Barbados	100%
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China	100%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%
MFC Corporate Services AG	Switzerland	100%
KHD Humboldt Wedag International GmbH	Austria	100%
MFC Energy Holding Austria GmbH	Austria	100%
MFC Energy Austria GmbH	Austria	100%
GPT Global Pellets Trading GmbH	Austria	100%
MFC Energy Corporation	Canada	100%
MFC Resource Partnership	Canada	100%
MFC Processing Partnership	Canada	100%
MFC Resources Inc.	U.S.	100%
Possehl Mexico S.A. de C.V.	Mexico	100%
MFC Holding Norway AS	Norway	100%
Fesil AS	Norway	100%
Fesil Sales AS	Norway	100%
Fesil Rana Metall AS	Norway	100%
Fesil Sales GmbH	Germany	100%
Fesil Sales SA	Luxembourg	100%
Specialty Superalloys Inc.	U.S.	75%
F.J. Elsner Trading Gesellschaft mbH	Austria	100%

As at December 31, 2014, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group's proportional voting interests in the subsidiaries are identical to its proportional beneficial interests, except for a non-wholly-owned subsidiary in Africa from which the Group derives a 100% beneficial interest resulting from holding a shareholder loan. As at December 31, 2014, none of non-controlling interests are material to the Group. Also, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on MFC Industrial's ability to access or use the assets and settle the liabilities of the group.

During the year ended December 31, 2014, the Group disposed of a group of German entities (see Note 31) and recognized an accounting gain of $4,106 on the derecognition of these former subsidiaries in the consolidated

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 35.   MFC Industrial and its Significant Subsidiaries (continued)

statement of operations. The Group also disposed of three inactive wholly-owned subsidiaries for cash consideration, resulting in a net gain of $320.

During the year ended December 31, 2014, the Group purchased the remaining 40% equity interest in Possehl (see Note 23). As a result, Possehl became a wholly-owned subsidiary since the date the remaining 40% equity interest were acquired.

During the year ended December 31, 2013, the Groups sold its interest in a group (which held the resource properties in India) and recognized a non-cash accounting gain of $415 on disposition. The gain was included in net sales in the consolidated statement of operations. The Groups also acquired the non-controlling interests a consolidated structured entity) and another group. There was no income or loss resulting from the transactions and non-controlling interests aggregating $2,371 were reclassified to retained earnings. The Group also credited $1,851 to retained earnings when it acquired the remaining equity interest in MFC Resources Inc. (see Note 23).

Note 36.   Subsequent Events

In March 2015, the Board of Directors approved a plan to rationalize certain MFC Energy assets and return the net proceeds to shareholders. Due to the decline of natural gas and natural gas liquids pricing, there is no specific timeline allocated for this plan. Before making distributions to shareholders, the bank debt incurred to refinance the acquisition of these assets will be repaid. These distributions will be paid in lieu of a declared cash dividend for 2015.

Note 37.   Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 30, 2015.

Note 38.   Restatement of Consolidated Statements during the Measurement Period and Correction of an Error

   Correction of an error

The error correction arose from the incorrect measurement of the deferred tax assets recognized in connection with the acquisition of MFC Energy. On the acquisition date in September 2012, the deferred tax assets of MFC Energy, comprising the carry-forward of unused tax losses, unused tax credits and all deductible temporary differences to the extent that it was probable that future taxable profit would be available against which the unused tax losses, unused tax credits and deductible temporary differences could be utilized, were recognized and measured at their fair values. In December 2013, the Company discovered that certain resource properties underlying a tax pool with a tax effect of $6,504 had been sold prior to the acquisition of MFC Energy by the Company in September 2012 but the 2011 and 2012 tax returns of MFC Energy had not been updated to reflect such dispositions. As such, the deferred tax assets of MFC Energy were reduced by $6,504 through an error correction.

The consolidated financial statements for December 31, 2012 had been retrospectively restated to reflect the correction of the error.

   Restatement of consolidated statements during the measurement period and correction of an error for the year ended December 31, 2012

In September 2012, the Group acquired a 100% equity interest in MFC Energy and recognized a bargain purchase of $244,645 in the consolidated financial statements for the year ended December 31, 2012. During the measurement period from acquisition through September 2013 and an error correction, the fair values of the assets and liabilities of MFC Energy were finalized and it was determined that the bargain purchase was $216,320 on the acquisition date. As a result, interest on liabilities was recomputed and finance costs were reduced by $797 for the year ended December 31, 2012. In addition, expiry loss of the unproved lands of $918 was derecognized for the year ended December 31, 2012.

Pursuant to IFRS 3, comparative information for prior periods presented in financial statements has been retrospectively restated to account for the above-mentioned adjustments.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014
Error  (continued)

Note 38.   Restatement of Consolidated Statements during the Measurement Period and Correction of an

   Reconciliation of net income for the year ended December 31, 2012:

	Historical	Restated adjustments*	Restated adjustments**		Error correction***	Restated
Net sales	$479,507	$—	$—		$—	$479,507
Equity income	6,152	—	—		—	6,152
Gross revenues	485,659	—	—		—	485,659

Costs and Expenses:
Costs of sales and services	407,626	—	(918	)(i)	—	406,708
Impairment of available-for-sale securities	4,265	—	—		—	4,265
Impairment of interest in resource properties	42,631	—	—		—	42,631
Selling, general and administrative	47,737	—	—		—	47,737
Share-based compensation — selling, general and administrative	9	—	—		—	9
Finance costs	12,431	—	(797	) (ii)	—	11,634
	514,699	—	(1,715)		—	512,984

Loss from operations	(29,040)	—	1,715		—	(27,325)

Other items:
Exchange differences on foreign currency transactions	7,108	—	—		—	7,108
Change in fair value of puttable instrument financial liabilities	(77)	—	—		—	(77)
Bargain purchase	247,004	(21,821)	—		(6,504)	218,679

Income before income taxes	224,995	(21,821)	1,715	(iii)	(6,504)	198,385
Income tax (expense) recovery:
Income taxes	8,528	—	—		—	8,528
Resource property revenue taxes	(5,902)	—	—		—	(5,902)
	2,626	—	—		—	2,626
Net income for the year	227,621	(21,821)	1,715		(6,504)	201,011
Less: Net income attributable to non-controlling interests	(867)	—	—		—	(867)
Net income attributable to owners of the parent company	$226,754	$(21,821)	$1,715		$(6,504)	$200,144
Basic and diluted earnings per share	$3.62	$(0.35)	$0.03		$(0.10)	$3.20

*	Adjustments reflecting new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date, which consisted of:
Overstatement of land values: assets held for sale	$(4,465)
Overstatement of land values: hydrocarbon unproved lands	(17,945)
Under-accrual of gas cost allowance	(1,737)
Understatement of facility term financing	(4,804)
(28,951)
Income tax effect thereon	7,130
Net restated adjustments	$(21,821)

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014
Error  (continued)

Note 38.   Restatement of Consolidated Statements during the Measurement Period and Correction of an

**	Adjustments representing effects on the post-combination earnings as a result of the revision of assets and liabilities at the acquisition date, which consisted of: (i) reversal of expiry of hydrocarbon unproved lands; (ii) reduction of interest accretion on facility term financing; and (iii) the total of (i) and (ii) above.
***	The error correction arose from the incorrect measurement of the deferred tax assets recognized in the connection with the acquisition of MFC Energy. On the acquisition date in September 2012, the deferred tax assets of MFC Energy, comprising the carry-forward of unused tax losses, unused tax credits and all deductible temporary differences to the extent that it was probable that future taxable profit would be available against which the unused tax losses, unused tax credits and deductible temporary differences could be utilized, were recognized and measured at their fair values. In December 2013, the Company discovered that certain resource properties underlying a tax pool with a tax effect of $6,504 had been sold prior to the acquisition of MFC Energy by the Company in September 2012 but the 2011 and 2012 tax returns of MFC Energy had not been updated to reflect such dispositions. As such, the deferred tax assets of MFC Energy were reduced by $6,504 through an error correction.

The net income, total comprehensive income and comprehensive income attributable to owners of the parent company for the year ended December 31, 2012 were reduced by $26,610 (representing the sum of the restated adjustments and error correction).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014
Error  (continued)

Note 38.   Restatement of Consolidated Statements during the Measurement Period and Correction of an

   Reconciliation of financial position as at December 31, 2012:

	Historical	Restated adjustments*		Restated adjustments**		Error Correction****	Restated
ASSETS
Current Assets
Assets held for sale	$128,657	$(4,465	)(i)	$—		$—	$124,192
Other current assets	555,621	—		—		—	555,621
Total current assets	684,278	(4,465)		—		—	679,813
Non-current Assets
Hydrocarbon unproved lands	48,728	(17,945	)(ii)	918	(i)	—	31,701
Deferred income tax assets	18,510	7,130	(v)	—		(6,504)	19,136
Other non-current assets	629,973	—		—		—	629,973
Total non-current assets	697,211	(10,815)		918		(6,504)	680,810
	$1,381,489	$(15,280)		$918		$(6,504)	$1,360,623
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	$77,586	$1,737	(iii)	$80	***	$—	$79,403
Facility term financing	7,390	3,869	(iv)	(797	)(ii)	—	10,462
Other current liabilities	253,954	—		(80	)***	—	253,874
Total current liabilities	338,930	5,606		(797)		—	343,739
Long-term liabilities
Facility term financing	11,328	935	(iv)	—		—	12,263
Other long-term liabilities	267,846	—		—		—	267,846
Total long-term liabilities	279,174	935		—		—	280,109
Total liabilities	618,104	6,541		(797)		—	623,848
Equity
Capital stock, fully paid	382,746	—		—		—	382,746
Treasury stock	(68,610)	—		—		—	(68,610)
Contributed surplus	13,037	—		—		—	13,037
Retained earnings	426,184	(21,821	) (vi)	1,715	(iii)	(6,504)	399,574
Accumulated other comprehensive income	3,840	—		—		—	3,840
Shareholders' equity	757,197	(21,821)		1,715		(6,504)	730,587
Non-controlling interests	6,188	—		—		—	6,188
Total equity	763,385	(21,821)		1,715		—	736,775
	$1,381,489	$(15,280)		$918		$(6,504)	$1,360,623

*	Adjustments reflecting new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date, which consisted of:
(i) Overstatement of land values: assets held for sale	$(4,465)
(ii) Overstatement of land values: hydrocarbon unproved lands	(17,945)
(iii) Under-accrual of gas cost allowance	(1,737)
(iv) Understatement of facility term financing	(4,804)
(28,951)
(v) Income tax effect thereon	7,130
(vi) Net restated adjustments	$(21,821)
**	Adjustments representing effects on the post-combination earnings as a result of the revision of assets and liabilities at the acquisition date, which consisted of: (i) reversal of expiry of hydrocarbon unproved lands; (ii) reduction of interest accretion on facility term financing; and (iii) the total of (i) and (ii) above.

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014
Error  (continued)

Note 38.   Restatement of Consolidated Statements during the Measurement Period and Correction of an

***	Reclassification of provisions for warranty into accounts payables and accrued expenses.
****	The error correction arose from the incorrect measurement of the deferred tax assets recognized in the connection with the acquisition of MFC Energy. On the acquisition date in September 2012, the deferred tax assets of MFC Energy, comprising the carry-forward of unused tax losses, unused tax credits and all deductible temporary differences to the extent that it was probable that future taxable profit would be available against which the unused tax losses, unused tax credits and deductible temporary differences could be utilized, were recognized and measured at their fair values. In December 2013, the Company discovered that certain resource properties underlying a tax pool with a tax effect of $6,504 had been sold prior to the acquisition of MFC Energy by the Company in September 2012 but the 2011 and 2012 tax returns of MFC Energy had not been updated to reflect such dispositions. As such, the deferred tax assets of MFC Energy were reduced by $6,504 through an error correction.

ITEM 19:   EXHIBITS

Exhibits Required by Form 20-F

Exhibit Number	Description
1.1	Amended and Restated Articles of MFC Industrial Ltd. dated February 7, 2014. Incorporated by reference from our Form 6-K dated February 10, 2014.
1.2*	Notice of Articles dated October 11, 2011 of MFC Industrial Ltd.
1.3*	Certificate of Change of Name dated September 30, 2011 of MFC Industrial Ltd.
1.4	Advance Notice Policy adopted by board of directors of MFC Industrial Ltd. on November 18, 2013. Incorporated by reference from Exhibit 99.2 of our Form 6-K dated November 19, 2013.
2.1	Shareholder Rights Plan Agreement between MFC Industrial Ltd. and Computershare Inc., as Rights Agent, dated November 11, 2013. Incorporated by reference from Exhibit 99.2 of our Form 6-K dated November 12, 2013.
4.1	Amendment to Mining Lease Agreement dated January 1, 1987 between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.2	Memorandum of Agreement dated November 24, 1987 between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.3	First Amendment to the Memorandum of Agreement between MFC Industrial Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.4	Amended 1997 Stock Option Plan. Incorporated by reference from our Form S-8 dated May 23, 2007.
4.5	Arrangement Agreement dated February 26, 2010 between MFC Industrial Ltd. and KHD Humboldt International (Deutschland) AG. Incorporated by reference from our Form 6-K dated March 3, 2010.
4.6	Agreement dated September 24, 2010 between MFC Industrial Ltd. and Mass Financial Corp. Incorporated by reference from our Form 6-K dated September 30, 2010.
4.7	2008 Equity Incentive Plan. Incorporated by reference from our Form F-4 dated October 7, 2010.
4.8	Support Agreement between MFC Industrial Ltd. and MFC Energy Corporation (formerly Compton Petroleum Corporation) dated July 6, 2012. Incorporated by reference from our Form 6-K dated July 13, 2012.
4.9	Mutual Settlement Agreement between MFC Industrial Ltd., Peter Kellogg and IAT Reinsurance Company, Ltd. dated February 7, 2014. Incorporated by reference from our Form 6-K dated February 10, 2014.
4.10	2014 Equity Incentive Plan. Incorporated by reference from our Form 6-K dated October 10, 2014.
8.1	List of significant subsidiaries of MFC Industrial Ltd. as at March 31, 2015.
11.1*	Code of Business Conduct and Ethics and Insider Trading Policy.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent dated March 31, 2015 of PricewaterhouseCoopers LLP.
15.2	Consent dated March 31, 2015 of Deloitte LLP.
15.3	Third Party Report on Reserves.
15.4	Consent dated March 31, 2015 of GLJ Petroleum Consultants Ltd.
16.1	Mine Safety and Health Administration Safety Data.

*	Incorporated by reference from our Form 20-Fs filed in prior years.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2015

MFC INDUSTRIAL LTD.

/s/ Gerardo Cortina
Gerardo Cortina
President and Chief Executive Officer