Form 20-F
period 2015-12-31
MFC BANCORP LTD.
filed 2016-05-02
CIK 16859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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
There were 63,142,272 common shares, without par value, issued and outstanding as of December 31, 2015.
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

DEAR FELLOW SHAREHOLDERS AND BUSINESS PARTNERS
In 2015, two significant challenges impacted our financial results from continuing operations. Firstly, ferro-alloy off-take contracts with inadequate pricing mechanisms, which have since been terminated, resulted in realized losses in a declining price environment. Secondly, the insolvency of one of our finance and supply chain customers in February 2016 was an adjusting subsequent event which resulted in our recording credit losses in fiscal 2015.
In addition, declining prices resulted in non-cash impairments on our iron ore and hydrocarbon properties under our discontinued operations.
We have taken actions to address these issues and will ensure that we learn from the lessons of 2015.
Change in Reporting Currency
Since 2007, we presented our financial results in United States dollars. However, as we no longer have significant assets or revenues denominated in United States dollars, combined with the fact that the majority of our stakeholders view us as a Canadian company, we have reverted our presentation currency back to the Canadian dollar. There is no impact (positive or negative) on our financial position as a result of this change. Our common shares continue to be quoted in United States dollars on the New York Stock Exchange under the symbol “MFCB”. All references to dollar amounts herein are Canadian dollars unless otherwise stated.
I. WHY ARE WE LATE IN REPORTING OUR 2015 RESULTS
In February 2016, one of our finance and supply chain customers filed for insolvency. A customer insolvency is an adjusting subsequent event under International Accounting Standard 10, Events after the Reporting Period, and, as a result, we had to determine an allowance for credit losses against our receivables due from the customer and its affiliates, the provisions under certain guarantees which we had made and the potential recoveries as at December 31, 2015. The recognition and measurement of these provisions was a complex process, involving a significant degree of judgment and a high level of estimation uncertainty. This process required management to spend an extended period of time to evaluate the fact patterns, assess the collateral and reach conclusions. It is this subsequent event and the related complex measurement issues that caused our first late filing ever.
II. CONTINUING OPERATIONS
1. Long-Term Off-Take Agreements

In 2015, we incurred losses in connection with four long-term ferro-alloy off-take agreements entered into by a subsidiary prior to its acquisition in 2014. These agreements had pricing mechanisms and fixed supply quantities that did not adequately address market volatility.

These agreements contributed a loss of  $9.9 million in 2015. We have terminated these off-take agreements and have instituted additional risk controls to mitigate our exposure to this type of market volatility going forward.

For illustrative purposes, the following table sets out price movements for various ferro-alloys between January 2015 and each of June and December 2015:

PRODUCT	June 2015	December 2015
Ferrosilicon	1.1%	(24.5)%
Ferro Manganese	3.2%	(12.5)%
Ferro Chrome	(4.2)%	(18.9)%
Silicon Metal	(1.7)%	(28.8)%
Ferro Molybdenum	(21.1)%	(42.8)%
   Source: the CRU Group.
i
LETTER TO SHAREHOLDERS

2. Insolvency of a Trade Finance and Supply Chain Customer

After the end of fiscal 2015, in February 2016, a finance and supply chain customer filed for insolvency, which is an adjusting subsequent event for our 2015 consolidated financial statements under International Financial Reporting Standard (“IFRS”). As a result, in the fourth quarter of 2015, we recorded total credit losses and provisions of  $51.4 million related to this customer and its affiliates, which includes an allowance for trade receivables and provisions for potential future losses.

However, we hold various collateral, including guarantees, mortgages and other mitigation securities, to recover a significant portion of these losses. We are exercising our rights as we undertake various options to maximize our recoveries.

We currently expect that it is highly probable that we will recover at least $36.8 million of these losses in 2016. However, under applicable IFRS, our expected recoveries may only be recognized in our financial statements when there is “virtual certainty” that they will be collected. “Virtual certainty” is a very high threshold and therefore, pursuant to IFRS, we have not recorded our expected recoveries related to such credit losses in our 2015 consolidated financial statements.

This creates a timing difference between the recording of credit losses and the recognition of the associated expected recoveries. We believe that the most probable outcome of this timing difference is that in either the second or third quarter of 2016, we will recognize a gain of at least $36.8 million related to these expected recoveries which will flow through our profit and loss statement. In our view, this accounting result does not truly reflect how we view these transactions from a commercial economic or risk assessment perspective.

III. DISCONTINUED OPERATIONS
2015 was a difficult year, especially in relation to our interests in the commodity sector. During the year, we decided to discontinue the following operations:
1. Iron Ore

We are the lessor under a mining lease underlying an iron ore mine in Canada. The mine had operated since 1966, but in 2015 it was closed by the operator. When the lease is terminated, we intend to re-take the mine and exercise our contractual rights. However, these rights have been delayed due to the operator filing for relief for all of their Canadian mines under the Companies’ Creditors Arrangement Act of Canada.

While we continue to believe that the mine presents an interesting long-term opportunity, we have emphasized conservatism and prudence while we focus on our other efforts. As such, we initiated a rationalization process and have reclassified the mine and our interest in another iron ore property as discontinued operations and adjusted the carrying values to $30.0 million resulting in non-cash impairment losses of  $215.6 million (before an income tax recovery of  $46.5 million) in 2015.

2. Hydrocarbons

We have participated in the energy sector through the development, production and processing of natural gas and natural gas liquids in Alberta, Canada.

We initiated a process to rationalize all of these interests and reclassified them as discontinued operations. In 2015, we sold a 95% economic and controlling interest in our Southern Alberta hydrocarbon properties. The proceeds of this sale consisted of nominal and contingent consideration, which may provide potential upside should these markets recover.

The long-term price curves of natural gas, natural gas liquids and oil declined substantially during 2015 and, as a result, we incurred non-cash impairment losses of  $196.5 million (before a reduction of income tax assets of  $50.9 million) on our hydrocarbon assets.

Our hydrocarbon interests now include our Northern Alberta production and facilities, as well as certain undeveloped land and equipment. Our Northern Alberta assets are on our balance sheet at $50.0 million, net of decommissioning obligations, which we believe is a prudent and conservative valuation given the quality of the properties and the potential for growth and returns once hydrocarbon markets recover.

LETTER TO SHAREHOLDERS

IV. FINANCIAL POSTION
As at December 31, 2015, our cash and cash equivalents decreased to $197.5 million from $344.9 million as at December 31, 2014, primarily as a result of the repayment of short-term borrowings and debt.
We have decreased our short-term bank borrowings to $60.1 million as at December 31, 2015, from $187.2 million in the prior year.
Trade receivables and other receivables were $151.2 million and $14.7 million, respectively, as at December 31, 2015, compared to $187.6 million and $26.4 million, respectively, as at December 31, 2014.
Inventories were $245.3 million as at December 31, 2015. Inventories which were contracted at fixed prices or hedged were $141.3 million as at December 31, 2015, of which $13.7 million and $127.6 million of such inventories were initially financed by suppliers and short-term bank borrowings, respectively.
The following table highlights selected figures on our financial position as of December 31, 2015 and December 31, 2014:
FINANCIAL POSITION ($ in thousands, except ratios and per share amounts)	December 31, 2015	December 31, 2014
Cash and cash equivalents	197,519	344,891
Securities, current	170	290
Trade receivables	151,229	187,558
Inventories	245,345	246,611
Total current assets	785,850	1,003,259
Total current liabilities	414,562	440,773
Short-term bank borrowings	60,103	187,171
Working capital	371,288	562,486
Current ratio(1)	1.90	2.28
Total assets	977,351	1,692,219
Total long-term debt	259,038	363,255
Total long-term debt-to-equity(1)	0.71	0.47
Total liabilities	608,151	913,286
Shareholders’ equity	367,192	777,717
Net book value per share	5.81	12.32
   Note: (1)
The current ratio is calculated as current assets divided by current liabilities and the total long-term debt-to-equity ratio is calculated as total long-term debt divided by shareholders’ equity.

Financial Highlights
Revenues for 2015 increased to $1.6 billion from $1.3 billion in 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014 and an increase in our finance and supply chain volumes.
In 2015, our net loss attributable to shareholders from continuing operations was $59.5 million, or $0.94 per share on a basic and diluted basis. This includes the above described pre-tax losses of  $61.3 million related to an insolvent customer and long-term off-takes that have been terminated.
Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA from continuing operations is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA from continuing operations as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.

LETTER TO SHAREHOLDERS

The following table provides a reconciliation of Operating EBITDA to net income from continuing operations for the periods indicated.
OPERATING EBITDA (LOSS) ($ in thousands)	December 31, 2015	December 31, 2014
Net (loss) income (1)	(57,918)	4,141
Tax expense	2,501	2,173
Finance costs	20,355	13,263
Depreciation, depletion and amortization	6,450	4,957
Operating EBITDA (loss)	(28,612)	24,534
Note: (1)
Includes net (loss) income from continuing operations attributable to non-controlling interests.

Our operating EBITDA for 2015 included the following pre-tax losses, which are described above:
OFF-TAKE AND CREDIT LOSSES ($ in thousands)	December 31, 2015
Long-term off-take losses	(9,880)
Credit losses related to an insolvent customer	(51,382)
Total	(61,262)
We expect that we will recognize a gain of at least $36.8 million related to the expected recoveries from these credit losses which will flow through our profit and loss statement in either the second or third quarter of 2016.
Credit Lines and Facilities with Banks
We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day structured solutions and supply chain business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at December 31, 2015, we had credit facilities aggregating $900.8 million comprised of: (i) unsecured revolving credit facilities aggregating $429.6 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $116.2 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a specially structured non-recourse factoring arrangement with a bank for up to a credit limit of  $248.7 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) foreign exchange credit facilities of  $80.4 million with banks; and (v) secured revolving credit facilities aggregating $25.7 million.
All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
In addition, we have margin lines with availability at multiple brokers, which enable us to hedge approximately $138.4 million notional value.
V. VISION
Going forward, our vision is to become a regulated trade finance institution, offering our customers and suppliers a wider range of structured finance solutions including factoring, inventory, financing, forfaiting, marketing and other types of risk management and financing solutions.
There are significant opportunities to offer structured and trade finance and banking solutions in the markets we serve as many of our customers and suppliers do not have adequate financing alternatives and could benefit from our services. Leveraging our vertically-integrated supply chain platform, we have insights into financing requirements across the value chain and the ability to offer a full portfolio of structured and trade finance and banking products will allow us to meet the needs of our business partners.

LETTER TO SHAREHOLDERS

We are making progress towards this goal:
Acquisition of MFC Merchant Bank Ltd.
In the first quarter of 2016, we completed the acquisition of BAWAG Malta Bank Ltd. (the “Bank”) and changed its name to MFC Merchant Bank Ltd. As part of our group, the Bank will not engage in retail banking and commercial banking, but instead will provide merchant banking and specialty banking services, focused on structured and trade finance, to our customers, suppliers, and group members, among others. The products that the Bank will offer include, among others:
■
structured and trade finance, including advisory services, in conjunction with export credit agencies;

■
merchant banking products and services, with and without recourse factoring;

■
forfaiting;

■
discounting of bills of exchange and promissory notes;

■
purchase financing collateralized by the product;

■
inventory financing collateralized by inventory and

■
bank guarantees, letters of credit, documentary bank guarantees/stand-by letters of credit, bills of exchange, bills of lading, promissory notes and forwarders’ certificate of receipt facilities.

The Bank’s customer deposits will mainly be comprised of small and medium sized corporate clients, who may also be trade and structured finance customers, as well as our subsidiary companies and other related entities. In addition, we will integrate our existing long-standing banking relationships with the Bank to support our corporate vision.
The back office is a significant burden to a bank because it is a major driver of operating expenditures. However, in order to maintain a variable cost structure, the Bank will outsource major back office services as well as internal functions such as technology, internal audit and payment services to third parties.
Changes to our Board of Directors
In the last six months, two new directors, Friedrich Hondl and Jochen Duemler joined our board of directors to support our strategic priorities.
Mr. Hondl is an experienced European banking executive and former member of the Supervisory Board of Oesterreichische Kontrollbank AG, the Austrian Export Credit Agency. From 2013 to 2015, Mr. Hondl was the head of Erste Group Bank AG’s Large Corporates International Division, and from 2009 to 2012 he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG. He has also served as Chairman of the Supervisory Board of Intermarket Bank AG since 2014.
Mr. Duemler was the former President and Chief Executive Officer of Euler Hermes North America, where he supervised a team of more than 500 people to permanently protect and insure approximately US$150 billion, managed all credit insurance and bonding / surety lines, and oversaw all Euler Hermes operations in the region. From 2002 to 2010, he was a member of the Board of Management of Euler Hermes Kreditversicherung AG, and from 1995 to 2002 he was a Member of the Board of Management of PRISMA Kreditversicherung AG. He is a member of the German-American Chamber of Commerce (New York City), a Member of the German Executive Roundtable (Washington, D.C.), and a board member of the German American Partnership Program.
We are also announcing that Michael Smith, our Managing Director, was appointed as Chairman of our board of directors in March 2016.
v
LETTER TO SHAREHOLDERS

VI. FUTURE
We have clear goals and are making changes, but we have to do more.
In 2015, we initiated a process to reduce our inventories and receivables, but it didn’t provide the necessary results. We have now started to implement changes with the goal of drastically reducing our inventories and receivables so we can reallocate capital to more profitable business units. This is expected to be substantially complete by the end of 2016.
We must learn from the lessons of 2015 and ensure that we do not repeat history as we work diligently to execute our vision.
Stakeholder Communication
After feedback from our stakeholders, we have decided to change the format of our quarterly communication following our financial reporting:
■
Stakeholders are encouraged to read our entire audited financial statements and management’s discussion and analysis for the year ended December 31, 2015 in this Annual Report on Form 20-F for a greater understanding of our Company’s business and operations.

■
All stakeholders who have questions regarding the information in this Annual Report on Form 20-F may call our North American toll free line: +1 (844) 331 3343 or International callers: +1 (604) 662 8873 to book a conference call with members of our senior management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders.
Respectfully Submitted,
Gerardo Cortina
President and Chief Executive Officer

LETTER TO SHAREHOLDERS

Corporate information
BOARD OF DIRECTORS	AUDITORS	TRANSFER AGENT
Michael J. Smith Chairman Director since 1987 Indrajit Chatterjee Director since 2005 Silke S. Stenger* Director since 2013	PricewaterhouseCoopers LLP Suite 700 250 Howe Street Vancouver, BC V6C 3S7 Canada Telephone: (1) 604 806 7000 www.pwc.com/ca	Computershare 480 Washington Blvd 27th Floor Jersey City, NJ 07310 USA Telephone: (1) 888 478 2338 www.computershare.com
	STOCK LISTING	CORPORATE
Dr. Shuming Zhao* Director since 2014 Gerardo Cortina Director since 2014 Friedrich Hondl* Director since 2015	New York Stock Exchange 11 Wall Street New York, NY 10005 USA Telephone: (1) 212 656 3000 Email: nyselistings@nyse.com Trading symbol: MFCB	MFC Bancorp Ltd. 400 Burrard Street Suite 1860 Vancouver, BC, V6C 3A6 Canada Telephone: (1) 604 683 8286 Email: rrandall@bmgmt.com
Jochen P. Duemler Director since 2016 * Member of the Audit Committee	CORPORATE WEBSITE www.mfcbancorpltd.com	COMMERCIAL HEADQUARTERS MFC Commodities GmbH Millennium Tower 21st Floor 94-96 Handelskai 1200 Vienna, Austria Telephone: (43) 1 240 25 0 Email: office@mfc-commodities.com

LETTER TO SHAREHOLDERS

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
Forward-looking statements are included throughout this document and include, but are not limited to, statements with respect to: our projected revenues; markets; production, demand and prices for products and services, including commodities; trends; economic conditions; performance; business prospects; results of operations; capital expenditures; foreign exchange rates; derivatives; and our ability to expand our business. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others, those set forth under the section entitled “Item 3: Key Information – D. Risk Factors”.
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
As used in this annual report, the terms “we”, “us” and “our” mean MFC Bancorp Ltd. and our subsidiaries, unless otherwise indicated.
CHANGE IN PRESENTATION CURRENCY
Effective December 31, 2015, we changed our presentation currency from the United States dollar to the Canadian dollar. We ceased to use the United States dollar as our reporting currency because we no longer have significant assets or revenues denominated in United States dollars and because we are incorporated in Canada and our stakeholders view us as such. Prior to 2007, when we commenced reporting in United States dollars due to the concentration of assets and income denominated in United States dollars, we used the Canadian dollar as our reporting currency. Both current and historical financial information have been translated to Canadian dollars in accordance with the method described under “Item 5: Operating and Financial Review and Prospects – Results of Operations” and Note 1 to our audited consolidated financial statements for the year ended December 31, 2015 for further information about our change in presentation currency. The change in presentation currency did not impact our financial position.
Unless otherwise indicated, all references in this document to “$” and “dollars” are to Canadian dollars, all references to “US$” are to United States dollars and all references to “Euro” or “€” are to the European Union Euro.
The following table sets out exchange rates, based on the Bank of Canada daily noon exchange rate, referred to as the “Noon Rate”, for the translation of United States dollars and Euros to Canadian dollars in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Rates) and the range of high and low exchange rates for these periods:

	Years Ended December 31,
	2015	2014	2013	2012	2011
	($/US$)
End of period	1.3840	1.1601	1.0636	0.9949	1.0170
High for period	1.1728	1.0614	0.9839	0.9710	0.9449
Low for period	1.3990	1.1643	1.0697	1.0418	1.0604
Average for period	1.2787	1.1045	1.0299	0.9996	0.9891
	($/€)
End of period	1.5029	1.4038	1.4655	1.3118	1.3193
High for period	1.3111	1.3927	1.2859	1.2153	1.2847
Low for period	1.5298	1.5549	1.4724	1.3446	1.4305
Average for period	1.4182	1.4671	1.3681	1.2850	1.3767
On April 29, 2016, the Noon Rate for the translation of United States dollars and Euros to Canadian dollars were US$1.00 = $1.2549 and €1.00 = $1.4356, respectively.
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
NON-IFRS FINANCIAL MEASURES
This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measure “Operating EBITDA from continuing operations”.
Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses Operating EBITDA from continuing operations as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in Operating EBITDA from continuing operations eliminates the non-cash impact.
Operating EBITDA from continuing operations is used by investors and analysts for the purpose of valuing an issuer. The intent of Operating EBITDA from continuing operations is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate Operating EBITDA from continuing operations differently. For a reconciliation of Operating EBITDA from continuing operations to net income from continuing operations, please see “Item 5: Operating and Financial Review and Prospects – Results of Operations”.
NOTE ON NATURAL GAS AND OIL DISCLOSURE AND DEFINITIONS
Our discontinued operations include certain natural gas and oil interests located in Alberta, Canada. On March 15, 2013, we were granted an exemption order by applicable Canadian securities regulators from the requirements of Canadian National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, referred to as “NI 51-101”. The exemption permits us to prepare oil and gas disclosure in accordance with the rules of the SEC. In accordance with the exemption, proved and probable reserves data and certain other disclosures with respect to our natural gas and related activities in this document have been prepared in accordance with SEC requirements and definitions and, accordingly, may differ from corresponding information otherwise required by NI 51-101. Accordingly, such disclosures may not be comparable to those prepared by other Canadian reporting issuers.
NI 51-101 prescribes a relatively comprehensive set of disclosures in respect of hydrocarbon reserves and other disclosures about related activities. The SEC also prescribes an extensive set of disclosures but instructs reporting companies to remain flexible in their disclosure, where appropriate, in order to provide meaningful disclosure in the circumstances. Among other differences, the SEC requirements provide for the use of pricing based on a historic 12-month average for reserves estimation and disclosure, whereas NI 51-101 requires the evaluation of oil and gas reserves to be based on a forecast of economic conditions.
Where applicable, barrels of oil equivalent amounts, referred to as “boe”, have been calculated using a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Where applicable, boe amounts including sulphur have been calculated using a conversion ratio of one ton of sulphur to one barrel of oil. Boes may be misleading, particularly if used in isolation. In addition, the following industry specific terms are utilized in this document: (i) bbl/d – barrels per day; (ii) boe/d – barrels of oil equivalent per day; (iii) developed reserves – reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; (iv) mbbl – thousand barrels; (v) mboe – thousand barrels of oil equivalent; (vi) mcf/d – thousand cubic feet per day; (vii) mmcf – million cubic feet; (viii) net acres or net wells – the sum of fractional working interests owned by us in gross acres or gross wells, as applicable; (ix) NGL or NGLs – natural gas liquid or natural gas liquids, which are naturally occurring substances found in natural gas, including ethane, butane, isobutane, propane and natural gasoline, that can be collectively removed from produced natural gas, separated into these substances and sold; (x) probable reserves – those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves; (xi) producing well – a well that is not a dry well. Productive wells include producing wells and wells that are mechanically capable of production; (xii) proved reserves – those quantities of natural gas, NGL and oil, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible; (xiii) undeveloped reserves – reserves of any category that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion; and (xiv) working interest – the interest in a property that gives the owner that share of production from the property. A working interest owner bears that share of the costs of exploration, development and production in return for a share of production. Working interests are typically burdened by overriding royalty interests or other interests.
ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2:   OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3:   KEY INFORMATION
A.   Selected Financial Data
The following table summarizes selected consolidated financial data prepared in accordance with IFRS for the five fiscal years ended December 31, 2015. Effective December 31, 2015, we changed our reporting currency to the Canadian dollar. Our consolidated financial statements as at and for each of the years in the four-year period ended December 31, 2014 were reported using the United States dollar. With the change in reporting currency, all comparative financial information has been recast from United States dollars to Canadian dollars to reflect our consolidated financial statements as if they had been historically reported in Canadian dollars, consistent with IAS 21, The Effects of Changes in Foreign Exchange Rates, referred to as “IAS 21”. Revenues and costs of sales and services for prior periods have been reclassified to present certain transactions on a net basis. This had no impact on our net income, net income from operations, cash flow statements or financial position for such periods. Please see “Item 5: Operating and Financial Review and Prospects — Prior Periods”. The information in the table was extracted from the detailed consolidated financial statements and related notes included elsewhere in this or previously filed annual reports on Form 20-F, and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5: Operating and Financial Review and Prospects”.
The results of discontinued operations have been re-presented for prior periods and certain prior period results have been reclassified to conform to current presentation. Please see “Item 5: Operating and Financial Review and Prospects – Discontinued Operations” for further information.
Selected Financial Data
(Stated in Canadian dollars in accordance with IFRS)
(in thousands, other than per share amounts)
	2015	2014(1)	2013	2012(2)	2011
		(Restated(3))
Gross revenues	$1,579,702	$1,286,324(3)	$621,085(3)	$386,273(3)	$452,724(3)
(Loss) income from operations	(55,129)(4)	12,770	6,221	(52,710)(5)	(6,388)
(Loss) earnings from continuing operations(6)	(59,544)(4)	2,783	4,324	(41,570)(5)	(8,037)
Net (loss) income from continuing operations per share
Basic	(0.94)(4)	0.04	0.07	(0.67)(5)	(0.13)
Diluted	(0.94)(4)	0.04	0.07	(0.67)(5)	(0.13)
Net (loss) income from discontinued operations(6)	(428,086)(7)	(3,465)(8)	5,408(9)	238,154(10)	19,712
(Loss) earnings per share from discontinued operations:
Basic	(6.78)(7)	(0.05)(8)	0.09(9)	3.81(10)	0.32
Diluted	(6.78)(7)	(0.05)(8)	0.09(9)	3.81(10)	0.32
Net (loss) income(6)	(487,630)(4)(7)	(682)(8)	9,732(9)	196,584(5)(10)	11,675
Net (loss) income per share:
Basic	(7.72)(4)(7)	(0.01)(8)	0.16(9)	3.14(5)(10)	0.19
Diluted	(7.72)(4)(7)	(0.01)(8)	0.16(9)	3.14(5)(10)	0.19
Total assets	977,351	1,692,219	1,402,460	1,353,684	873,558
Net assets	369,200	778,933	744,245	733,018	558,478
Long-term debt, less current portion	174,333	297,157	201,947	31,012	20,493
Shareholders’ equity	367,192	777,717	744,063	726,862	555,916
Capital stock, net of treasury stock	358,831	358,570	357,322	357,322	357,355
Weighted average number of common stock outstanding, diluted	63,142	62,957	62,757	62,555	62,561
Cash dividends paid to shareholders	4,388	12,486	15,353	13,789	12,389

Notes:
(1)
We commenced consolidation of the operations of two acquired supply chain companies from March 31 and April 1, 2014, respectively.

(2)
We commenced consolidation of the operations of MFC Energy Corporation, referred to as “MFC Energy”, from September 7, 2012.

(3)
Revenues and costs of sales and services for these years have been reclassified to present certain transactions on a net basis. This had no impact on our net income, net income from operations, cash flow statements or financial position for such years. Please see “Item 5: Operating and Financial Review and Prospects — Prior Periods” for further information.

(4)
Includes losses of  $51.4 million related to a customer that filed for insolvency in February 2016 and $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which have since been terminated. Please see “Item 5: Operating and Financial Review and Prospects — Results of Operations” for further information.

(5)
Includes a total non-cash impairment loss and write-down of  $48.0 million (net of income tax recovery), or $0.77 per share on a basic and diluted basis, on a subsidiary in India, which was subsequently sold in 2013.

(6)
Attributable to our shareholders.

(7)
Includes non-cash impairments of  $196.5 million, before a reduction of deferred tax assets of  $50.9 million, and $215.6 million, before a deferred income tax recovery of  $46.5 million, respectively, recognized on our hydrocarbon properties and iron ore interests.

(8)
Includes a non-cash impairment loss on our hydrocarbon properties of  $33.2 million, before a deferred income tax recovery of $8.4 million.

(9)
Includes a non-cash impairment loss on our hydrocarbon properties of  $6.5 million, before an income tax recovery of  $1.7 million.

(10)
Includes a bargain purchase of  $212.5 million, or $3.40 per share on a basic and diluted basis, primarily in connection with our acquisition of MFC Energy. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

B.   Capitalization and Indebtedness
Not applicable.
C.   Reasons for the Offer and Use of Proceeds
Not applicable.
D.   Risk Factors
An investment in our common shares involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report on Form 20-F in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks, which include risks that are primarily or partially related to our discontinued operations.
Risk Factors Relating to Our Business – Risks Relating to Continuing Operations
Our financial results may fluctuate substantially from period to period.
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
The majority of our revenue from our finance and supply chain business is derived from the sale of products which include metals and other materials. As a result, our earnings are directly related to the prices of these underlying products. There are many factors influencing the price of these products, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.
A weak global economy may adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.
Our business, by its nature, does not produce predictable earnings and it may be materially affected by conditions in the global financial markets and economic conditions generally.
Over the past eight years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to reduced liquidity, greater volatility (such as volatility in spreads) and, in some cases, a lack of price transparency on interbank lending rates. Uncertainties remain concerning the outlook and the future economic environment despite recent improvements in certain segments of the global economy, including Europe. There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly or at all. Such economic uncertainties could have a negative impact on our business and results of operations. The acute economic risks in the eurozone are being addressed by on-going policy initiatives, and the prospects for many of the European economies are improving. Investors remain cautious and a slowing or failing of the economic recovery would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the finance and supply chain industry. In particular, we may face, among others, the following risks related to any future economic downturn: increased regulation of the operations of our newly acquired bank subsidiary; compliance with such regulation may increase the costs of our banking operations, may affect the pricing of our products and services, and limit our ability to pursue business opportunities; reduced demand for our products and services; inability of our customers to comply fully or in a timely manner with their existing obligations; and the degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.
Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.
Global prices for our products are influenced strongly by international demand and global economic conditions. Uncertainties or weaknesses in global economic conditions could adversely affect our business and negatively impact our financial results. In addition, the current level of international demand for certain of our products is driven largely by industrial growth in China. If the economic growth rate in China slows for an extended period of time, or if another global economic downturn were to occur, we would likely see decreased demand for such products and decreased prices, resulting in lower revenue levels and decreasing margins. We are not able to predict whether the global economic conditions will improve or worsen and the resultant impact it may have on our operations and the industry in general going forward.
Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we own assets in such market.
The finance and supply chain business is highly competitive.
All aspects of the finance and supply chain business are highly competitive and we expect them to remain so.
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
During the year ended December 31, 2015, none of our customers accounted for more than 10% of our revenues. However, the loss of key customers, due to competitive conditions or otherwise, may adversely affect our results of operations.
If the fair values of our long-lived assets fall below our carrying values, we may be required to record non-cash impairment losses that could have a material impact on our results of operations.
We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Should the markets for our products deteriorate, should we decide to invest capital differently or should other cash flow assumptions change, it is possible that we will be required to record non-cash impairment losses in the future that could have a material adverse effect on our results of operations.
The profitability of our finance and supply chain operations depends, in part, on the availability of adequate sources of supply.
Our finance and supply chain business relies on, among other things, numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide products to us in the future. In periods of low industry prices, suppliers may elect to hold inventory to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling to us, we will be unable to source and/or execute transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

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
Acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential non-cash impairments in the future that could have a material adverse effect on our operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other related costs, such as accounting, legal and investment banking fees) could significantly impact our operating results.
Although we perform due diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of these businesses.
Furthermore, any acquisitions of businesses or facilities could entail a number of risks, including, among others: problems with the effective integration of operations; inability to maintain key pre-acquisition business relationships; increased operating costs; exposure to substantial unanticipated liabilities; difficulties in realizing projected efficiencies, synergies and cost savings; the risks of entering markets in which we have limited or no prior experience; and the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.
In addition, geographic and other expansions, acquisitions or joint ventures may require significant managerial attention, which may be diverted from our other operations. If we are unsuccessful in overcoming these risks, our business, financial condition or results of operations could be materially and adversely affected.
Our finance and supply chain activities are subject to counterparty risks associated with the performance of obligations by our counterparties and suppliers.
Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by our suppliers and failure of payment by our trading customers in our finance and supply chain business. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by customers or other counterparties by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and supply chain transactions on our behalf and as an agent on behalf of our clients. If any such customers or counterparties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.
Larger and more frequent capital commitments in our finance and supply chain business increase the potential for significant losses.
We may enter into large transactions in which we commit our own capital as part of our finance and supply chain business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.
We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.
We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our finance and supply chain activities. These risks include market and credit risks associated with our trade finance and services operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress and such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.
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
We, from time to time, enter into derivative transactions that require us to deliver to the counterparty an underlying security, loan or other obligation in order to receive payment. Such derivative transactions may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses. Severe declines in asset values, unanticipated credit events or unforeseen circumstances may create losses from risks not appropriately taken into account in the structuring and/or pricing of a derivative transaction. In a number of cases, we may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to us.
The operations of our newly acquired bank subsidiary are subject to regulation which could adversely affect our business and operations.
The operations of MFC Merchant Bank Limited, referred to as “bank subsidiary”, are subject to a number of directives and regulations, which materially affect our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation affecting the financial services industry has recently been adopted in Europe that directly or indirectly affects our business, including in Malta and other jurisdictions, and regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of credit institutions is still evolving. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging or provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our financial products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

The regulations which most significantly affect our newly acquired bank subsidiary, or which could most significantly affect it in the future, relate to capital requirements, liquidity and the funding and development of a banking union in the European Union, including the Capital Requirements Directive Framework and other directives which address minimum capital requirements for credit institutions. The Capital Requirements Directive, through which the European Union began implementing the Basel III capital reforms, among other things, requires regulatory reporting of “large exposures”, which are generally exposures to a client or group of connected clients in excess of 10% of the Bank’s eligible capital base and such large exposures cannot be greater than 25% of the Bank's eligible capital base, after taking into account risk mitigation.
The operations of our newly acquired bank subsidiary are exposed to risks faced by other financial institutions.
The operations of our newly acquired bank subsidiary may involve transactions with counterparties in the financial services industry, including commercial banks, investment banks and other institutional clients. Defaults by, and even rumours or questions about the solvency of certain financial institutions and the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. We may enter into transactions that could expose us to significant credit risk in the event of default by one of our significant counterparties. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.
Any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations.
Our finance and supply chain business has adopted policies and procedures respecting compliance with sanctions and anti-money laundering laws and our banking subsidiary has adopted various policies and procedures to ensure compliance with specific laws applicable to it, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorism financing; however, participation of multiple parties in any given trade finance transaction can make the process of due diligence difficult. Further, because trade finance can be more document-based than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements or other trade controls). While we are alert to high-risk transactions, we are also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If our policies and procedures are ineffective in preventing third parties from using our finance operations as a conduit for money laundering or terrorism financing without our knowledge, our reputation could suffer and/or we could become subject to fines, sanctions or legal action (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, including our banking subsidiary), which could have an adverse effect on our business, financial condition and results of operations. In addition, amendments to sanctions, anti-money laundering laws or other applicable laws or regulations in countries in which we operate could impose additional compliance burdens on our operations.
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
Our business is highly dependent on our ability to process, on a daily basis, a number of transactions across diverse markets and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer non-cash impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

Our finance and supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.
Supply chain operations present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures, and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present and have been caused by previous or existing owners or operators of the properties.
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
Liquidity, or ready access to funds, is essential to companies engaged in our businesses. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our finance and supply chain business and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.
Our existing and future financing arrangements that contain operating and financial restrictions may restrict our business and financing activities.
The terms and conditions of our debt agreements and future financial obligations may impose, among other things, operating and financial restrictions on us. For example, they may, among other things, prohibit or otherwise limit our ability to: enter into other financing arrangements; incur additional indebtedness; create or permit liens on our assets; make investments; change the general nature of our business; utilize the proceeds of dispositions; and make capital expenditures. If we are unable to comply with the terms and conditions in our current or future financing agreements, a default could occur under the terms of those agreements. Our ability to comply with these terms and conditions, including meeting financial ratios and tests, is dependent on our future performance and may be affected by events beyond our control. If a default occurs under current or future financing agreements and we do not obtain a corresponding waiver or amendment to the underlying agreement, lenders could terminate their commitments to lend or accelerate our obligations thereunder and declare all amounts borrowed due and payable. If any of these events occur, we may be unable to find alternative financing on acceptable terms or at all.
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
We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to inform them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and, accordingly, that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our trade finance and proprietary investing activities.
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
As we operate internationally, we are subject to the United States’ Foreign Corrupt Practices Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.
Tax audits or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments.
We exercise significant judgment in calculating our provision for income taxes and other tax liabilities. Although we believe our tax estimates are reasonable, many factors may affect their accuracy. Applicable tax authorities may disagree with our tax treatment of certain material items potentially causing an increase in our tax liabilities. Furthermore, changes to existing laws may also increase our effective tax rate. A substantial increase in our tax burden could have an adverse effect on our financial results. Please see “Item 8: Financial Information – A. Consolidated Statements and Other Financial Information” for further information.
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
The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties (including travel limitations) that could impair our ability to manage our business or expose our insurance subsidiaries to significant losses.
Failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business.
We use information technologies, including information systems and related infrastructure as well as cloud applications and services, to store, transmit, process and record sensitive information, including employee information and financial and operating data, communicate with our employees and business partners and for many other activities related to our business. Our business partners, including operating partners, suppliers, customers and financial institutions, are also dependent on digital technology. Some of these business partners may be provided limited access to our sensitive information or our information systems and related infrastructure in the ordinary course of business.

Despite security design and controls, our information technology systems, and those of our third party partners and providers, may be vulnerable to a variety of interruptions, including during the process of upgrading or replacing software, databases or components thereof, natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, the activities of hackers, unauthorized access attempts and other security issues or may be breached due to employee error, malfeasance or other disruptions. Any such interruption or breach could result in operational disruptions or the misappropriation of sensitive data that could subject us to civil and criminal penalties, litigation or have a negative impact on our reputation. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not negatively impact our cash flows and materially affect our results of operations or financial condition.
Risk Factors Relating to Our Business – Risks Relating to Discontinued Operations
The operation of the iron ore mine underlying our royalty interest was closed in 2014. Its operation is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator’s failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition.
In late October 2014, the operator of the mine underlying our royalty interest announced that it would be closing the mine. The operator generally has the power to determine the manner in which the property is operated. The interests of the operator and our interests may not always be aligned. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition.
To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Should any decision with respect to such action be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.
In addition, we have no or very limited access to technical and geological data relating to the mine, including data as to reserves, nor have we received a Canadian National Instrument 43-101 compliant technical report in respect of the mine. Accordingly, we can provide no assurances as to the level of mineralization or reserves at the mine.
Our hydrocarbon and related operations are subject to inherent risks and hazards.
There are many operating risks and hazards inherent in our discontinued resource operations, including environmental hazards, industrial accidents, changes in the regulatory environment, impact of non-compliance with laws and regulations, potential damage to equipment or personal injury and fires, explosions, blowouts, spills or other accidents. Additionally, we could experience interruptions to, or the termination of, production, processing or transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity or other geological or mechanical conditions. Any of these events that result in an interruption or suspension of operations would adversely affect our discontinued operations.
Estimates of hydrocarbon reserves involve uncertainty.
Estimates of natural gas and oil reserves involve a great deal of uncertainty because they depend upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a hydrocarbon reservoir exists at a particular location and whether hydrocarbons are recoverable from the reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries may be materially different from estimates.
Such estimates require numerous assumptions relating to operating conditions and economic factors, including the prices of natural gas, NGLs and oil, availability of investment capital, recovery costs, the availability of enhanced recovery techniques, the ability to market production and governmental and other regulatory factors, such as taxes, royalty rates and environmental laws. A change in one or more of these factors could result in known quantities of natural gas and oil previously estimated becoming unrecoverable. Each of these factors also impacts recovery costs and production rates. In addition, estimates of reserves that are prepared by different independent engineers, or by the same engineers at different times, may vary substantially.

As at December 31, 2015, approximately 12.9% of our total estimated proved reserves (gross, by volume) were undeveloped. These reserve estimates reflect our plans to complete development activities to convert our proved undeveloped reserves into developed reserves. Such development may not occur as scheduled and results may not be as estimated. If we elect not to develop these proved undeveloped reserves, or if we are not otherwise able to successfully develop them, we will be required to remove the associated volumes from our reported proved reserves. In addition, SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be disclosed if they relate to wells scheduled to be drilled within five years of initial booking thereof. We may be required to remove such proved and undeveloped reserves if we do not develop them within the required five-year timeframe. Such removal may significantly reduce the quantity and present value of our reported oil and gas reserves.
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
We have not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations. To the extent our hydrocarbon properties are not disposed of, we expect to incur site restoration costs over a prolonged period as wells reach the end of their economic life and may be subject to reclamation and other environmental liabilities for past resource activities. There are significant uncertainties related to decommissioning obligations and the impact on the financial statements could be material. The eventual timing of and costs for these asset retirement obligations could differ from current estimates.
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

ITEM 4:    INFORMATION ON THE COMPANY
A.   History and Development of the Company
Corporate Information
We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March 1980, under the Business Corporations Act (Yukon) in August 1996 and under the Business Corporations Act (British Columbia) in November 2004. On February 16, 2016, in order to better reflect our focus on trade and structured finance, merchant banking and supply chain activities, we changed our name from “MFC Industrial Ltd.” to “MFC Bancorp Ltd.”
Our principal executive office is located at Suite 1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 and its telephone number is +1 604-683-8286. Our registered office is located at Suite 1000 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.
General
We are a finance and supply chain company, which facilitates the working capital and other requirements of our customers. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. We do business in multiple geographies and specialize in a wide range of industrial products such as metals, ceramics, minerals, various steel products and ferro-alloys and wood products.
As a supplement to our internal growth initiatives, we seek out and evaluate strategic acquisition and financing candidates to further expand our finance and supply chain businesses.
Please see “Item 4: Information on the Company – B. Business Overview” for further information regarding our recent developments.
B.   Business Overview
The following is a brief description of our business and recent activities.
Recent Developments
Focus on Trade Finance and Acquisition of a European Bank
In March 2015, we announced our strategy to leverage our trade finance and supply chain platform by offering additional and complementary trade and structured finance services and solutions, including regulated products, to our existing customer and supplier base.
As an integral part of our long-term strategy and focus on expanding our trade finance and solutions offerings, on February 1, 2016, we completed the acquisition of BAWAG Malta Bank Ltd., referred to as the “Bank”, a licenced Western European bank, for total consideration of $142.4 million. The consideration under the transaction equaled the fair values of the identifiable assets acquired and the liabilities assumed on the closing date. Subsequent to the completion of the acquisition, the Bank was renamed “MFC Merchant Bank Limited”. Through ownership of an “in-house” bank, we will be able to supplement our core business with regulated banking services, including, among others, collateral-based lending to suppliers and customers, factoring, discounting and forfaiting of receivables and issuing guarantees.
The Bank will not engage in retail or commercial banking, but will provide specialty banking services, focused on merchant banking and structured and trade finance, to our customers, suppliers and group members. These products will include: bank guarantees, letters of credit, documentary bank guarantees/stand-by letters of credit, bills of exchange, bills of lading, promissory notes and forwarders’ certificate of receipt facilities; with and without recourse factoring; forfaiting; discounting of bills of exchange and promissory notes; purchase financing collateralized by the product; inventory financing collateralized by inventory; structured trade finance, including advisory services, in conjunction with export credit agencies; and merchant banking products and services.

MFC Merchant Bank Ltd.’s customer deposits will mainly be comprised of small and medium sized corporate clients, who may also be trade and structured finance customers, as well as MFC Group companies and other related entities. In addition, we will integrate MFC’s existing long-standing banking relationships with the Bank to support our corporate vision.
The back office is a significant burden to a bank because it is the major driver of operating expenditures. However, in order to maintain a variable cost structure, the Bank will outsource major back office services as well as internal functions such as technology, internal audit and payment services to third parties.
Rationalization of Non-Core Resource Assets / Discontinued Operations
In the third quarter of 2015, we determined to pursue the sale of our resource assets, comprised of our hydrocarbon properties and iron ore interests, and instituted a program to identify potential buyers and rationalize these assets. As a result, these assets are classified as assets held for sale as of December 31, 2015 and the operations and cash flows related to these assets are accounted for as discontinued operations for the year ended December 31, 2015. Please see “Item 5: Operating and Financial Review and Prospects – Discontinued Operations” for further information.
We recognized non-cash impairment losses of  $412.1 million, before a net income tax expense of  $4.4 million, on our hydrocarbon properties and iron ore interests for 2015 (which included a non-cash impairment loss of  $52.9 million and a $30.0 million reversal of impairment loss recognized in the fourth quarter of 2015). In the fourth quarter of 2015, we sold a 95% economic interest in certain of our hydrocarbon interests and the related liabilities to a third party for nominal and contingent consideration. These properties had no net asset value at the time of sale, so no gain or loss was recorded upon disposition.
Business Segments
Our business is currently divided into two operating segments: (i) Finance and Supply Chain, which includes our marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business interests.
Previously, we presented our finance and supply chain business as two reportable segments: (i) Global Supply Chain; and (ii) Trade Finance and Services. However, as we have advanced our long-term strategy and as a result of the acquisition of the Bank, the divide between these two segments has become less clear while the revenue and cost synergies have become more apparent. Therefore, as a result of the integrated nature of these operations, we have combined these two former segments into “Finance and Supply Chain”.
Finance and Supply Chain
Our finance and supply chain segment includes our trade and structured finance operations, proprietary investing and integrated supply chain business.
We provide supply chain services, logistics and other trade and structured finance services to producers and consumers of our products. These activities provide cost effective and efficient transportation, as well as payment terms accommodating working capital requirements for our customers and partners. Our operations often utilize strategies and structures to facilitate the working capital needs of our clients. We currently engage in purchases and sales with producers who are unable to effectively realize sales due to their specific circumstances. We supply various products in global markets, including metals, ceramics, minerals, various steel products and ferro-alloys and wood products. These are sourced from our directly or indirectly held supply interests or are secured by us from third parties in Asia, Africa, Europe, North America, South America and the Middle East.
In 2014, we acquired a supply chain company that is focused on steel products and has offices globally. The consideration under the transaction was nominal (including contingent payments between the parties over a 10-year period based on current inventories and accounts receivable, existing legal actions and the utilization of certain tax loss carry-forwards). In addition, in 2014, we acquired a 100% interest in a vertically integrated supply chain management company, which is a producer of ferrosilicon.
In furtherance of our goal to expand our trade finance and solutions offerings, we expanded our finance and supply chain business through the acquisition of the Bank. Please see “Recent Developments” for additional information. As we integrate this acquisition, we expect to significantly expand our existing business through by offering additional financial products including, among others, collateral-based lending to suppliers and customers, factoring, discounting and forfaiting of receivables and issuing guarantees.
Often, producers and end consumers work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such operations, we try to capture various product, financing and currency spreads. Through our operational history, we have been able to develop long-standing relationships with producers, end customers and financiers and integrate them into our activities, allowing us to leverage our marketing and financial experience and relationships to provide marketing services and trade and structured finance services to our customers.
Our finance and supply chain business employs personnel worldwide and our main marketing office is located in Vienna, Austria. We also maintain offices in Canada, the United States, Malta, Mexico, Argentina, China, Serbia, Norway, Germany and Spain. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and other business activities in this segment are supported by a network of agents and relationships, which provides us with worldwide sourcing and distribution capabilities.
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
Our activities include making proprietary investments through using our own capital and expertise to capture investment opportunities. We seek to participate in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. These activities take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in the existing indebtedness (secured and unsecured) of businesses or in new equity or debt issues. Such activities are generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary supply chain and corporate finance capabilities can add or unlock value.
We consider opportunities where: our existing participation in marketing and production provides expert insight; we can obtain a satisfactory return of future capital investment; and there are synergistic benefits with our existing business. Our philosophy is to utilize our financial strength to realize the commercial potential of assets in markets where we have a comprehensive understanding of the drivers of value.
Proprietary investments are generated and made as part of our overall finance and supply chain activities and are realized upon over time, sometimes taking more than one year. In addition, as part of our overall strategy, we often seek to acquire interests or establish relationships with producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, producers, or through contractual arrangements with them.
All Other
Our all other segment includes our corporate and other operating segments and interests.
Competitive Conditions
Both segments of our business are intensely competitive and we expect them to remain so.
We operate in a highly competitive environment in most of our markets and we face competition in our finance activities, principally from international banks, the majority of which are European, North American or Latin American regulated banks, in our finance and fee-generating activities. Such competition may have the effect of reducing spreads on our financing activities.
Our finance and supply chain business is relatively small compared to our competitors in the sector. Many of our competitors have far greater financial resources, a broader range of products and sources of supply, larger customer bases, greater name recognition and marketing resources, a larger number of senior professionals to serve their clients’ needs, greater global reach and more established relationships with clients than we do. These competitors may be better able to respond to changes in business conditions, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share generally.

The scale of our competitors in the finance and supply chain business has increased in recent years as a result of substantial consolidation among companies, especially in the banking and financial industries. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position.
We believe that our experience and operating structure permit us to respond more rapidly to our clients’ needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist our clients. This often permits us to develop multiple revenue sources from the same client. For example, we may purchase and sell a client’s products, or commit our own capital to make a proprietary investment in its business or capital structure.
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
Subsidiaries	Country of Incorporation	Proportion of Voting Interest(1)
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Services GmbH	Austria	100%
IC Managementservice GmbH	Austria	100%
International Trade Services GmbH	Austria	100%
MFC Commodities Trading GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Kasese Cobalt Company Limited	Uganda	75%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
M Financial Corp.	Barbados	100%
MFC Corporate Services AG	Switzerland	100%
GPT Global Pellets Trading GmbH	Austria	100%
MFC Power Limited Partnership	Canada	100%
MFC Resources Inc.	U.S.	100%
Possehl Mexico S.A. de C.V.	Mexico	100%
MFC Holding Norway AS	Norway	100%
Fesil AS	Norway	100%
Fesil Sales AS	Norway	100%
Fesil Rana Metall AS	Norway	100%
Fesil Sales GmbH	Germany	100%
Fesil Sales SA	Luxembourg	100%
F.J. Elsner Trading Gesellschaft mbH	Austria	100%
MFC Merchant Bank Limited	Malta	100%
Mednet (Shanghai) Medical Technical Developing Co. Ltd.	China	100%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%

Note:
(1)
Percentages rounded to nearest whole number. Our proportional voting interests are identical to our proportional beneficial interests, except for a non-wholly owned subsidiary in Africa from which we derive a 100% beneficial interest resulting from our shareholder loan.

Please see Note 28 to our audited consolidated financial statements for the year ended December 31, 2015 for further information.

D.   Property, Plants and Equipment
Continuing Operations
Our principal office is located at Suite 1860 – 400 Burrard Street, Vancouver, British Columbia V6C 3A6, Canada. We also maintain offices globally, with our main marketing office located in Vienna, Austria.
We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2016. Should we require additional space at that time or prior thereto, we believe that such space can be secured on commercially reasonable terms.
We own a ferrosilicon production plant located in Mo i Rana, Norway, which produces a range of ferrosilicon products, including granulated and refined qualities (high and semi-high purity), which make up the bulk of its production. Annual capacity of the plant’s furnaces is approximately 80,000 metric tonnes of ferrosilicon and 23,000 metric tonnes of microsilica. The facility is certified according to ISO 9001 and ISO 14001. Through our sales offices, ferrosilicon is sold to customers, including steelworks, aluminum and iron foundries and chemical groups.
Discontinued Operations
In the third quarter of 2015, we determined to pursue the sale of our resource assets, comprised of our hydrocarbon properties and iron ore interests. We instituted a program to identify potential buyers and rationalize these assets, which we expect will be completed by the third quarter of 2016. As a result, we classified these assets as assets held for sale as of December 31, 2015 and the operations and cash flows related to these assets are accounted for as discontinued operations for the year ended December 31, 2015. Please see “Item 5: Operating and Financial Review and Prospects – Discontinued Operations” for further information.
Our discontinued operations as at December 31, 2015 included hydrocarbon development, production and processing operations in Northern Alberta, Canada. These interests include natural gas infrastructure and processing facilities with compression capacity of 20 million cubic feet per day utilizing over 6,200 horsepower, including a gas processing plant with 28 mmcf per day of capacity.
We retained GLJ Petroleum Consultants, referred to as “GLJ”, to evaluate and prepare a report on our reserves. As the result of our disposition of certain hydrocarbon interests in 2015, all of our reserves are located in Northern Alberta, Canada. Please refer to Exhibit 15.3 of this annual report on Form 20-F for GLJ’s report on their evaluation and methodology.
The following table sets forth our gross (working interest reserves, before royalty) and net (working interest reserves, including royalty) reserves as at December 31, 2015.
	Reserves as of December 31, 2015
Category	Natural Gas		NGLs		Crude Oil		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(mmcf)		(mbbl)		(mbbl)		(mboe)
Proved
Developed Producing	12,020	10,614	468	295	27	36	2,499	2,100
Undeveloped	1,564	1,427	61	52	—	—	322	290
Total Proved	13,583	12,041	529	347	27	36	2,820	2,391
Probable
Probable Developed	3,657	3,239	143	90	13	16	765	645
Probable Undeveloped	1,908	1,570	74	52	73	56	465	369
Total Probable	5,565	4,809	217	141	86	72	1,230	1,015
Estimated reserves shown for the producing properties have been projected on the basis of the extrapolation of performance data where there was sufficient data to suggest a performance trend. A significant percentage of the completions have extensive production histories and provide substantial data with respect to performance trends. In some cases, the information suggests that recent well intervention work has been performed. In such cases, we have considered prior historical performance in estimating future reserves. Projections for recently drilled wells have been prepared on the basis of early performance data and/or well tests with consideration for the performance trends observed in those wells with long production histories. Probable reserves are higher risk than proved reserves and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. Estimates of total net proved reserves are not filed with any U.S. federal authority or agency other than the SEC.
Our policies and practices regarding internal controls over the recording of reserves are structured to objectively and accurately estimate our gas and oil reserve quantities and present values in compliance with the SEC’s regulations and financial reporting standards. Our controls over reserve estimates included retaining GLJ as our independent petroleum and geological engineering firm. We provided information about our gas and oil properties, including production profiles, prices and costs, to GLJ, and they prepared their own estimates of the reserves attributable to our properties, as at December 31, 2015. All of the information regarding reserves in this annual report on Form 20-F is derived from the report prepared by GLJ. The principal engineer at GLJ is Myron Hladyshevsky, P. Eng., who was responsible for preparing our reserve estimates, has over 30 years of experience in the oil and gas industry and is a professional engineer registered in the Province of Alberta, Canada. He is also a member of the Society of Professional Engineers in the Province of Alberta. GLJ’s reserve estimates are reviewed by our technical personnel and management and the directors of our operating subsidiaries.
There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control or the control of the reserve engineers. Reserve engineering is a subjective process of estimating underground accumulations and cannot be measured in an exact manner. The accuracy of any reserve or cash flow estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates by different engineers often vary, sometimes significantly. In addition, physical factors, such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors, such as an increase or decrease in product prices that renders production of such reserves more or less economic, may justify revision of such estimates. A significant reduction in our proved reserves may result in a full cost ceiling limitation and/or an accelerated depletion rate. Accordingly, reserve estimates could be different from the quantities of gas and oil that are ultimately recovered. Please refer to “Item 3: Key Information – D. Risk Factors” for further information respecting these risks.
As at December 31, 2015, our reserve estimates included 322 mboe (290 mboe on a net basis) of reserves classified as proved undeveloped, compared to 8,038 mboe (6,704 mboe on a net basis) of reserves classified as proved undeveloped as of December 31, 2014. The decrease in proved undeveloped reserves compared to last year is primarily a result of the disposition of hydrocarbon interests in 2015.
In 2015, we produced (on a net working interest basis, less royalties) 10,719 mmcf of natural gas, 208 mboe of NGLs and 77 mbbl of crude oil, for total production of hydrocarbons of 2,071 mboe, compared to 16,528 mmcf of natural gas, 311 mboe of NGLs and 116 mbbl of crude oil, for total production of hydrocarbons of 3,182 mboe in 2014 and 3,396 mboe in 2013. We also produced 41,767 tons of sulphur as a byproduct of our hydrocarbon production activities in 2015, compared to 55,232 tons of sulphur as a byproduct of our hydrocarbon production activities in 2014 and 55,051 tons in 2013. Our total production, including hydrocarbons and sulphur, was 2,113 mboe on a net working interest basis for the year ended December 31, 2015, compared to 3,237 mboe on a net working interest basis for 2014 and 3,451 mboe for 2013. Total production of natural gas, NGLs and crude oil decreased primarily due to the shutdown of one of our processing plants for plant turnaround and associated pipeline repairs as well as the disposition of hydrocarbon properties in 2015.
The following table sets forth our average daily production by field for the years ended December 31, 2015, 2014 and 2013:
	Years Ended December 31
	2015				2014				2013
Area	Natural Gas (mcf/d)	NGLs (bbl/d)	Crude Oil (bbl/d)	Total (boe/d)	Natural Gas (mcf/d)	NGLs (bbl/d)	Crude Oil (bbl/d)	Total (boe/d)	Natural Gas (mcf/d)	NGLs (bbl/d)	Crude Oil (bbl/d)	Total (boe/d)
Northern Alberta	6,289	252	37	1,337	10,144	428	65	2,184	11,712	492	81	2,525
Southern Alberta(1)	25,393	332	174	4,738	35,138	424	253	6,533	36,294	484	245	6,778
Total	31,682	584	211	6,075	45,282	852	318	8,717	48,006	976	326	9,303

Note:
(1)
As of December 31, 2015, as a result of transactions completed during the year, our production assets are all located in Northern Alberta.

The following tables set forth our average sales prices, operating costs, royalty amounts and transportation costs for each of the periods indicated:
	Year Ended December 31, 2015
Area	Natural Gas ($/mcf/d)	NGLs ($/bbl/d)	Crude Oil ( $/bbl/d)	Total Hydro- Carbons ($/boe/d)	Sulphur ($/mcf/d)
Price(1)	3.01	39.42	56.22	21.64	154.26
Royalties	0.59	13.63	13.26	4.90	19.38
Operating costs	N/A	N/A	N/A	15.77	N/A
Transportation costs	0.16	5.44	1.96	1.44	73.46

Note:
(1)
Excludes third-party processing fees.

	Year Ended December 31, 2014
Area	Natural Gas ($/mcf/d)	NGLs ($/bbl/d)	Crude Oil ( $/bbl/d)	Total Hydro- Carbons ($/boe/d)	Sulphur ($/mcf/d)
Price(1)	4.82	79.69	90.80	36.16	150.38
Royalties	0.84	28.71	23.14	8.00	25.19
Operating costs	N/A	N/A	N/A	13.46	N/A
Transportation costs	0.16	7.44	3.27	1.67	73.04

Note:
(1)
Excludes third-party processing fees.

	Year Ended December 31, 2013
Area	Natural Gas ($/mcf/d)	NGLs ($/bbl/d)	Crude Oil ( $/bbl/d)	Total Hydro- Carbons ($/boe/d)	Sulphur ($/mcf/d)
Price(1)	3.46	77.30	84.98	28.92	64.83
Royalties	0.62	26.74	20.78	6.76	10.21
Operating costs	N/A	N/A	N/A	12.38	N/A
Transportation costs	0.14	5.68	2.29	1.39	—

Note:
(1)
Excludes third-party processing fees.

Our operating costs per boe increased in 2015, primarily as a result of lower production volumes spread over fixed operating costs. In addition, we generated processing revenues of  $5.1 million during 2015, compared to $5.5 million in 2014. Transportation costs per boe decreased in 2015, primarily as a result of reduced service provider costs.
In the fourth quarter of 2013, we entered into the participation agreement, referred to as the “Participation Agreement”, with a natural gas operator, pursuant to which the operator has committed to spending a minimum of  $50.0 million to drill a total of 12 net wells over an initial three-year term. Such initial term was extended to December 31, 2018. Drilling under this arrangement is primarily focused on our undeveloped oil and gas properties located in Northern Alberta, Canada. Under the Participation Agreement, the operator pays 100% of the costs required to drill and complete each well. If any of the initial 12 net wells achieves continuous production, we may elect to: (i) participate for up to a 30% interest in the well by reimbursing the operator 25% of the costs of such well; or (ii) receive a 10% gross royalty on production. Additionally, any gas produced from a large proportion of these wells will be processed exclusively by our existing processing facility in the area. The operator commenced its program under the Participation Agreement in the first quarter of 2014 and has drilled and completed nine gross wells on our lands in Northern Alberta, with eight such wells having been tied in with production from seven of such wells flowing through our facilities in the area. We elected to receive the 10% gross royalty on such production.

Other than as described above, we have not drilled any wells since acquiring the hydrocarbon properties included in our discontinued operations in the third quarter of 2012.
The following table summarizes the location of our interests as at December 31, 2015 in natural gas and crude oil wells that are producing or that are mechanically capable of production and have economic reserves assigned to them:
Area	Producing Natural Gas Wells		Non-producing Natural Gas Wells(1)		Producing Crude Oil Wells		Non-producing Crude Oil Wells(1)		Total Wells
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Northern Alberta	99	69	79	54	11	8	13	10	202	141

Note:
(1)
A portion of the non-producing wells are wells considered capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

The following table sets forth the acreage of our gross and net developed and undeveloped gas and oil properties as at December 31, 2015:
Area	Gross Acres	Net Acres
Alberta
Developed	67,766	49,575
Undeveloped	28,841	20,914
Additionally, as at the date hereof, we also hold 79,009 gross acres (79,009 net acres) of undeveloped gas and oil properties in Montana, U.S.A. The leases respecting our undeveloped properties in Montana are scheduled to expire in March 2017 if no development occurs in relation thereto.
Natural gas production, included in our discontinued operations, is sold to counterparties under contracts at the daily price quoted in Canadian Enerdata’s Canadian Gas Price Reporter and is transported through regulated pipelines in the Province of Alberta at tariffs that require either provincial or federal regulatory approval. NGLs are re-priced on an annual basis reflecting purchaser monthly pool prices or are based on U.S. market hub locations with a basis differential. Crude oil sales included in our discontinued operations are priced at market using the Edmonton market hub as a benchmark and are typically made through 30-day evergreen contracts.
Our gas and oil operations are subject to various Canadian governmental regulations including those imposed by the Alberta Energy Regulator and Alberta Utilities Commission. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds and pooling of properties and taxation. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with such operations are also subject to regulation under federal, provincial and local laws and regulations.
We are subject to decommissioning obligations in connection with our ownership interests in hydrocarbon assets, including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on our net ownership interest in wells and facilities, estimated costs to reclaim and abandon same and the estimated timing of the costs to be incurred in future years. We have estimated the net present value of total decommissioning obligations to be $17.9 million as at December 31, 2015.
Our discontinued operations also include our royalty interest as the holder of a mining sub-lease related to an iron ore mine located in Wabush, Newfoundland and Labrador, Canada. In late 2014, the mine operator announced the closure of the mine and, in 2015, commenced proceedings under the Companies’ Creditors Arrangement Act (Canada), referred to as the “CCAA”.
ITEM 4A:   UNRESOLVED STAFF COMMENTS
None.

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2015 and 2014 should be read in conjunction with our audited consolidated financial statements and related notes.
General
We are a vertically integrated finance and supply chain company which facilitates the working capital and other requirements of our customers. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. We do business in multiple geographies and specialize in a wide range of industrial products such as metals, ceramics, minerals, various steel products and ferro-alloys and wood products.
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
Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, asset prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in trade finance such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms, insurance companies and other companies engaged in supply chain activities in Europe, Asia and globally.
Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.
In 2015, we recognized aggregate non-cash impairment charges of  $412.1 million (before income taxes) on our hydrocarbon properties and iron ore interests. As a result, our net book value declined by $410.5 million as at December 31, 2015, compared to December 31, 2014, as set forth below:
	December 31, 2015	December 31, 2014
	(In thousands, except per share amounts)
Net book value	$367,192	$777,717
Net book value per share	5.81	12.32
Prior Periods
Effective December 31, 2015, we changed our reporting currency to the Canadian dollar. With the change in reporting currency, all comparative financial information has been recast from United States dollars to Canadian dollars to reflect our consolidated financial statements as if it had been historically reported in Canadian dollars, consistent with IAS 21.
In connection with the preparation of our audited financial statements for the year ended December 31, 2015 and after an examination of various historic transactions on a case-by-case basis involving the purchase and subsequent sale of goods to customers or their affiliates, we determined to reclassify $129.9 million and $91.5 million of gross revenues previously recognized for fiscal 2014 and 2013, respectively, along with corresponding costs of sales and services of  $126.3 million and $89.0 million, respectively for each such period on a net basis where the costs of purchases of goods and revenues from subsequent sales of such goods to these entities were previously recorded on a gross basis. As a result, revenues were reduced by $126.3 million and $89.0 million for 2014 and 2013, respectively, with a corresponding identical reduction to our costs of sales and services for such periods, and the comparative periods included in the statement of operations in our audited financial statements for the year ended December 31, 2015 have been restated accordingly. This had no impact on our net income from operations, cash flow statements or financial position.

The results of discontinued operations are included in our consolidated statements of operations and cash flows for the year ended December 31, 2015, which have been re-presented for prior periods. Please see “Discontinued Operations” and Note 4 to our audited consolidated financial statements for the year ended December 31, 2015 for further information.
Discontinued Operations
As at December 31, 2015, our discontinued operations include the following interests, which are classified as assets held for sale:
Iron Ore Interests. We are the lessor under a mining sub-lease of the lands upon which a mine is situated in Newfoundland and Labrador, Canada. The mine is owned by Cliffs Natural Resources Inc., referred to as “Cliffs”, which, in late 2014, announced its closure and, in the first quarter of 2015, commenced proceedings under the CCAA with respect to all of its Canadian operations. In the second quarter of 2015, Cliffs’ subsidiaries that operate the mine became parties to the CCAA proceedings, which continued through 2015. Our iron ore interests, including our 50% interest in a mine property located in Missouri, U.S.A., are discontinued operations.
Hydrocarbon Properties. In the third quarter of 2015, we determined to pursue the sale of our resource assets, comprised of our hydrocarbon properties and iron ore interests. We have initiated a program to identify potential purchasers and sell these assets. Accordingly, our hydrocarbon properties and iron ore interests are classified as assets held for sale as of December 31, 2015. The operations and cash flows related to these assets are accounted for as discontinued operations for the year ended December 31, 2015. Please see Note 4 to our audited consolidated financial statements for the year ended December 31, 2015 for further information. Our ability to rationalize these assets and the amount of any proceeds are dependent on commodity prices and other market factors.
In connection with the initial classification of our hydrocarbon properties and iron ore interests as held for sale, the recoverable amounts of such assets were measured at fair value less costs to sell in accordance with IFRS. As a result, in the third quarter of 2015, we recognized non-cash impairment losses (before income taxes) of  $389.2 million, comprised of non-cash impairment losses of  $143.6 million (before a reduction of deferred tax assets of  $50.9 million) on our hydrocarbon properties and $245.6 million (before an income tax recovery of  $54.3 million) on our iron ore interests. In the fourth quarter of 2015, we recognized an additional non-cash impairment loss of  $52.9 million on our hydrocarbon properties. In the fourth quarter of 2015, we reversed the previously recognized non-cash impairment loss on our iron ore interests by $30.0 million and recognized a related deferred tax liability of  $7.8 million.
In 2015, we sold a 95% economic interest in certain of our hydrocarbon assets and related liabilities to a third party for nominal and contingent consideration. The remaining economic interest has been recognized at nominal value on December 31, 2015. Pursuant to the transaction, we are entitled to receive 25% of any proceeds above $5 million in the event that such third party sells all or a portion of the underlying interests in one or more transactions on or before the fifth anniversary of the agreement. Such assets comprised our hydrocarbon assets in Southern Alberta. No gain or loss was recognized upon the disposition. However, a deferred tax expense of  $12.0 million was recognized resulting from the write-off of previously recognized deferred tax assets. Furthermore, as a result of the deconsolidation of the former subsidiaries, a net receivable of  $11.6 million due from the former subsidiaries was recognized as the amount was no longer eliminated through consolidation and was included in assets held for sale.
Business Environment
Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally.
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
Ongoing economic conditions and uncertainties, including slower economic growth in China and continuing economic uncertainty in Europe, continued to impact markets and cause significant volatility in commodity prices in 2015. The spot prices and long-term price curves of many markets we service, including but not limited to ferro-alloys, steel and natural gas, declined in 2015 as most remained in surplus.
We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro and the United States dollar. Changes in currency rates affect our financial performance and position because our European and United States subsidiaries’ assets, liabilities, revenues and operating costs are denominated in Euros and United States dollars, respectively. Accordingly, a weakening of the Canadian dollar against the Euro and United States dollar would have the effect of increasing the value of such assets, liabilities, revenues and operating costs when translated into Canadian dollars, our reporting currency. Conversely, a strengthening of the Canadian dollar against these currencies would have the effect of decreasing such values.
As at December 31, 2015, the Canadian dollar had weakened by 7% and 16% against the Euro and the United States dollar from the end of 2014. Such weakening positively impacted our asset values (net of liabilities) reported in Canadian dollars as at December 31, 2015. As a result, we recognized a net $79.5 million currency translation adjustment gain accumulated under other comprehensive income within equity in 2015, compared to $45.6 million in 2014.
Results of Operations
The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2015, 2014 and 2013:
	Years Ended December 31,
	2015	2014(1)	2013
		(Restated(2))
	(In thousands, except per share amounts)
Gross revenues	$1,579,702	$1,286,324(2)	$621,085(2)
Costs and expenses	1,634,831	1,273,554(2)	614,864(2)
Costs of sales and services	1,529,578	1,178,022(2)	550,822(2)
Selling, general and administrative expense	84,653	81,505	53,750
Finance costs	20,355	13,263	9,742
Share-based compensation – selling, general and administrative	—	423	—
Impairment of available-for-sale securities	245	341	550
(Loss) earnings from continuing operations(3)	(59,544)(4)	2,783	4,324
Net (loss) income from discontinued operations(3)	(428,086)(5)	(3,465)(6)	5,408(7)
Net (loss) income(3)	(487,630)(4)(5)	(682)(6)	9,732(7)
(Loss) earnings per share:
Basic	(7.72)(4)(5)	(0.01)(6)	0.16(7)
Diluted	(7.72)(4)(5)	(0.01)(6)	0.16(7)

Notes:
(1)
We commenced consolidation of the operations of two acquired supply chain companies from March 31 and April 1, 2014, respectively.

(2)
Revenues and costs of sales and services for these years have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such years. Please see “Item 5: Operating and Financial Review and Prospects — Prior Periods” for further information.

(3)
Attributable to our shareholders.

(4)
Includes losses of  $51.4 million related to a customer that filed for insolvency in February 2016 and $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which have since been terminated. Please see “Item 5: Operating and Financial Review and Prospects — Results of Operations” for further information.

(5)
Includes non-cash impairments of  $196.5 million, before a reduction of deferred tax assets of  $50.9 million, and $215.6 million, before a deferred income tax recovery of  $46.5 million, respectively, recognized on our hydrocarbon properties and iron ore interests.

(6)
Includes a non-cash impairment loss on our hydrocarbon properties of  $33.2 million, before a deferred income tax recovery of $8.4 million.

(7)
Includes a non-cash impairment loss on our hydrocarbon properties of  $6.5 million, before an income tax recovery of  $1.7 million.

The following table provides a breakdown of our total revenues from continuing operations for each of the years ended December 31, 2015, 2014 and 2013:
	Years Ended December 31,
	2015	2014(1)	2013
		(Restated(2))
	(In thousands)
Finance and supply chain products and services	$1,531,549	$1,237,153(2)	$585,146(2)
Gains on securities, net	—	5,221	6,507
Interest	4,225	4,506	2,411
Dividends	7	8	304
Other	43,921	39,436	26,717
Total revenues	$1,579,702	$1,286,324	$621,085

Notes:
(1)
We commenced consolidation of the operations of two acquired supply chain companies from March 31 and April 1, 2014, respectively.

(2)
Revenues and costs of sales and services for these years have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such years. Please see “Item 5: Operating and Financial Review and Prospects — Prior Periods” for further information.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014
The following is a breakdown of our gross revenues by segment for each of the years indicated:
	Years Ended December 31,
	2015	2014
		(Restated)(1)
	(In thousands)
Gross Revenues:
Finance and supply chain	$1,544,481	$1,256,520
All other	35,221	29,804
	$1,579,702	$1,286,324

Note:
(1)
Revenues and costs of sales and services for the year have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such year. Please see “Item 5: Operating and Financial Review and Prospects – Prior Periods” for further information.

In 2015, our proportionate revenues by product were: (i) 20% steel products; (ii) 46% minerals, chemicals and alloys; (iii) 16% metals; (iv) 15% wood products; and (v) 3% other. In 2015, 66% of our revenues were from Europe, 19% were from the Americas and 15% were from Asia and other regions.
Based upon the average exchange rates for 2015, the Canadian dollar strengthened by approximately 3% and weakened by approximately 14% in value against the Euro and the United States dollar, respectively, compared to the average exchange rates for 2014.
Revenues for 2015 increased to $1,579.7 million from $1,286.3 million in 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014 and an increase in our finance and supply chain volumes, partially offset by the exiting of certain product lines and the negative impact of the marginally stronger Canadian dollar against the Euro in 2015. As a substantial portion of our revenues are generated in Euros, the marginal strengthening of the Canadian dollar against the Euro slightly negatively impacted our revenues in 2015 when such Euro-denominated revenues were translated to Canadian dollars.
Revenues for our finance and supply chain business were $1,544.5 million for 2015, compared to $1,256.5 million for 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014 and an increase in our finance and supply chain volumes, partially offset by the exiting of certain product lines and the impact of the marginally stronger Canadian dollar against the Euro.
Revenues for our all other segment were $35.2 million for 2015, compared to $29.8 million for 2014.

Costs of sales and services increased to $1,529.6 million during 2015 from $1,178.0 million during 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014 and increased credit losses on loans and receivables and guarantees as a result of the insolvency of a customer subsequent to December 31, 2015 (see below), partially offset by the exiting of certain product lines and the impact of the marginally stronger Canadian dollar against the Euro. The following is a breakdown of our costs of sales and services for each of the years indicated:
	Years Ended December 31,
	2015	2014
		(Restated)(1)
	(In thousands)
Supply chain products and services	$1,468,680	$1,169,305
Credit losses on loans and receivables and guarantees	54,540	4,346
Fair value gain on government environmental emission refund	(4,157)	—
Fair value loss on investment property	—	134
Market value decrease (increase) on commodities inventories	1,910	(4,172)
Gain on derivative contracts, net	(2,913)	(3,466)
Write-off of inventories, net	—	165
Loss on trading securities	84	—
Other	11,434	11,710
Total costs of sales and services	$1,529,578	$1,178,022

Note:
(1)
Revenues and costs of sales and services for the year have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such year. Please see “Item 5: Operating and Financial Review and Prospects – Prior Periods” for further information.

The gain on derivative instruments stemmed from commodity and currency derivatives.
In the fourth quarter of 2015, one of our customers in the wood products market experienced financial difficulties and, subsequent to year end, filed for insolvency. This is an adjusting subsequent event under IAS 10, Events after the Reporting Period, and, as a result, we had to determine an allowance for credit losses against our receivables due from the customer and its affiliates and evaluate all other exposures. As at December 31, 2015, we had gross trade receivables of  $103.3 million due from this customer and its affiliates as well as other trading contracts with such customer. We conducted an extensive assessment of impairment losses on these trade receivables. This assessment included a number of judgments and a high level of estimation uncertainty. The factors considered in these estimates include our legal rights and obligations under all related contracts and collateral, which include inventories, mortgages, insurance of collateral and other credit enhancement instruments. We recognized an allowance for credit losses of  $10.7 million in connection with this customer and its affiliates as at December 31, 2015. After the recognition of such impairment losses, we had trade receivables of  $92.6 million due from this customer and its affiliates as at December 31, 2015.
In addition, we guaranteed certain prepayment loans made by third-party banks to this customer to finance off-take contracts for which we were the off-taker. These guarantees were previously classified as contingent liabilities and, as a result of the insolvency of the customer, we have recorded a provision of $40.7 million for the expected payments under the guarantees as at December 31, 2015. However, we hold various collateral, including guarantees, mortgages and other mitigation securities to recover a significant portion of these losses. We are exercising our rights as we undertake various options to maximize our recoveries. We currently expect that it is highly probable that we will recover at least $36.8 million of these losses in 2016. However, under applicable IFRS, our expected recoveries may only be recognized in our financial statements when there is “virtual certainty” that they will be collected. “Virtual Certainty” is a very high threshold and therefore, pursuant to IFRS, we have not recorded our expected recoveries related to such credit losses in our 2015 consolidated financial statements. Therefore, there is a timing difference between the recording of credit losses and the recognizing of the associated expected recoveries in future periods. In our view, this accounting result does not truly reflect how we view these transactions from a commercial, economic or risk assessment perspective. Please see Note 23 to our audited consolidated financial statements for the year ended December 31, 2015 for further information.
In 2015, we recognized losses of  $9.9 million in connection with long-term off-take agreements, which we have now terminated. Such long-term off-take agreements were entered into by a subsidiary we acquired in

2014, which produces and sells ferro-alloy and other related products, and resulted in losses being incurred as ferrosilicon prices generally declined in 2015.
Selling, general and administrative expenses, excluding share-based compensation, increased to $84.7 million in 2015 from $81.5 million in 2014, primarily as a result of an increase in professional fees relating to restructuring activities, an arbitration settlement of  $2.0 million with the vendor of a subsidiary acquired in 2014, the payment of certain restructuring and severance expenses in 2014 and the consolidation of our acquisitions in the second quarter of 2014, partially offset by the impact of the marginally stronger Canadian dollar against the Euro.
In 2015, finance costs increased to $20.4 million from $13.3 million in 2014, primarily as a result of higher debt levels and factoring charges in relation to an increase in business volume.
In 2015, we recognized a net foreign currency transaction loss of  $0.3 million, compared to $6.3 million in 2014, in the consolidated statement of operations. The loss in 2014 was primarily non-cash and relates to the settlement of certain intercompany accounts of subsidiaries with different functional currencies in pursuit of fiscally responsible strategies. The foreign currency transaction gain and loss represent exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.
We recognized an income tax expense of  $2.5 million in 2015, compared to $2.2 million in 2014. Our statutory tax rate was 26% in each of 2015 and 2014. The income tax paid in cash during 2015 was $5.0 million, compared to $4.2 million in 2014.
In 2015, our net loss attributable to shareholders from continuing operations was $59.5 million, or $0.94 per share on a basic and diluted basis, compared to net income attributable to shareholders from continuing operations of  $2.8 million, or $0.04 per share on a basic and diluted basis, in 2014.
Our net loss attributable to shareholders from continuing operations for 2015 included credit losses of $51.4 million, which does not include expected reimbursements of  $36.8 million, in connection with a customer filing for insolvency in the first quarter of 2016 and losses of  $9.9 million incurred in connection with long-term off-take agreements (see above).
Our revenues from discontinued operations were $73.4 million for 2015, compared to $146.7 million for 2014. The decrease was primarily the result of a decrease in natural gas prices and volumes, compared to 2014. Our costs and expenses for discontinued operations were $489.6 million in 2015, which included non-cash impairments of  $412.1 million, before income taxes, on our hydrocarbon properties and iron ore interests, compared to $150.4 million in 2014, which included a non-cash impairment of  $33.2 million on our hydrocarbon properties.
In connection with the sale of a 95% economic interest in certain of our hydrocarbon assets in the fourth quarter of 2015, we recognized a deferred tax expense of  $12.0 million in 2015 resulting from the write-off of previously recognized deferred tax assets.
In 2015, our loss from discontinued operations was $428.1 million, or $6.78 per share on a basic and diluted basis, which includes non-cash impairments of  $196.5 million, or $3.11 per share on a basic and diluted basis, and $215.6 million, or $3.41 per share on a basic and diluted basis, before income taxes, respectively, on our hydrocarbon properties and iron ore interests, compared to a net loss of  $3.5 million, or $0.05 per share, for 2014, which included a non-cash impairment of  $33.2 million, or $0.53 per share on a basic and diluted basis, before income taxes, on our hydrocarbon properties. Please see Note 4 to our audited consolidated financial statements for the year ended December 31, 2015 for further information.
For 2015, our net loss attributable to shareholders was $487.6 million, or $7.72 per share on a basic and diluted basis, which includes non-cash impairments of  $196.5 million, or $3.11 per share on a basic and diluted basis, and $215.6 million, or $3.41 per share on a basic and diluted basis, before income taxes, respectively, on our hydrocarbon properties and iron ore interests, compared to a net loss attributable to shareholders of  $0.7 million, or $0.01 per share on a basic and diluted basis, in 2014, which included a non-cash impairment of  $33.2 million, or $0.53 per share on a basic and diluted basis, before income taxes, on our hydrocarbon properties.
For 2015, our Operating EBITDA from continuing operations decreased to an Operating EBITDA loss of $28.6 million from Operating EBITDA of $24.5 million for 2014.

The following is a reconciliation of our net income to Operating EBITDA from continuing operations for each of the years indicated.
	Years Ended December 31,
	2015	2014
	(In thousands)
Operating EBITDA (loss) from continuing operations
Net (loss) income from continuing operations(1)	$(57,918)	$4,141
Income tax expense	2,501	2,173
Finance costs	20,355	13,263
Amortization, depreciation and depletion	6,450	4,957
Operating EBITDA (loss) from continuing operations(2)	$(28,612)	$24,534

Notes:
(1)
Includes net income attributable to non-controlling interests.

(2)
There were no impairments for continuing operations in 2015 and 2014.

Please see “Non-IFRS Financial Measures” for additional information.
Our net loss attributable to shareholders from continuing operations, net loss attributable to shareholders and Operating EBITDA (loss) for 2015 included the following losses (see above for further information):
Year Ended December 31, 2015
(In thousands)
Long-term ferrosilicon off-take losses	$(9,880)
Credit losses related to an insolvent customer	(51,382)
Total	$(61,262)

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013
The following is a breakdown of our total revenues from continuing operations by segment for each of the years ended December 31, 2014 and 2013:
	Years Ended December 31,
	2014	2013
	(Restated)(1)
	(In thousands)
Gross Revenues:
Finance and supply chain	$1,256,520	$597,518
All other	29,804	23,567
	$1,286,324	$621,085

Note:
(1)
Revenues and costs of sales and services for these years have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such years. Please see “Item 5: Operating and Financial Review and Prospects – Prior Periods” for further information.

In 2014, our proportionate revenues by product were: (i) 18% steel products; (ii) 42% minerals, chemicals and alloys; (iii) 10% metals; (iv) 23% wood products; and (v) 7% other. In 2014, 68% of our revenues were from Europe, 22% were from the Americas and 10% were from Asia and other regions.
Based upon the yearly average exchange rates for 2014, the Canadian dollar decreased by approximately 7% in value against each of the Euro and the United States dollar, compared to the average exchange rates in 2013. As at December 31, 2014, the Canadian dollar had strengthened by approximately 4% against the Euro and had weakened by approximately 8% against the United States dollar since December 31, 2013.
Revenues in 2014 increased to $1,286.3 million from $621.1 million in 2013, primarily as a result of organic growth in certain product lines and an overall increase in finance and supply chain revenue (see below) due to the consolidation of our acquisitions in the second quarter of 2014. As a substantial portion of our revenues were generated in Euros, the strengthening of the Euro against the Canadian dollar positively impacted our results of operations for 2014.

Revenues for our finance and supply chain business were $1,256.5 million in 2014, compared to $597.5 million in 2013, primarily as a result of organic growth in certain product lines, the consolidation of our acquisitions in the second quarter of 2014 and the impact of the stronger Euro against the Canadian dollar.
Revenues for our all other segments were $29.8 million in 2014, compared to $23.6 million in 2013.
Costs of sales and services increased to $1,178.0 million in 2014 from $550.8 million in 2013, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014 and the impact of the stronger Euro against the Canadian dollar. The following is a breakdown of our costs of sales and services for each of the years ended December 31, 2014 and 2013:
	Years Ended December 31,
	2014	2013
	(Restated)(1)
	(In thousands)
Supply chain products and services	$1,169,305	$544,179
Credit losses on loans and receivables	4,346	4,763
Fair value loss on investment property	134	—
Market value increase on commodity inventories	(4,172)	(5,502)
Gain on derivative contracts, net	(3,466)	(2,135)
Write-off of inventories, net	165	—
Other	11,710	9,517
Total costs of sales and services	$1,178,022	$550,822

Note:
(1)
Revenues and costs of sales and services for these years have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such years. Please see “Item 5: Operating and Financial Review and Prospects – Prior Periods” for further information.

In 2014, the gain on derivative contracts of  $3.5 million primarily resulted from commodity and currency derivatives.
Selling, general and administrative expenses, excluding share-based compensation, increased to $81.5 million in 2014 from $53.8 million in 2013. The increase was primarily as a result of our acquisitions in the second quarter of 2014, expansion to new geographies and markets, certain restructuring and severance expenses and the impact of the stronger Euro against the Canadian dollar.
During 2014, finance costs increased to $13.3 million from $9.7 million in 2013 as a result of increased borrowings in our supply chain business.
In 2014, we recognized $0.4 million of share-based compensation expense as a result of the granting of stock options to employees during the year, compared to $nil in 2013.
Impairment of available-for-sale securities was $0.3 million in 2014, compared to $0.6 million in 2013. This represented an other-than-temporary decline in the value of our investment portfolio.
In 2014, we recognized a net foreign currency transaction loss of  $6.3 million, compared to $2.2 million in 2013, in the consolidated statement of operations. The loss in 2014 was primarily non-cash and relates to the settlement of certain intercompany accounts of subsidiaries with different functional currencies in pursuit of fiscally responsible strategies. To a lesser extent, we recognized a net currency translation loss on monetary assets and liabilities of subsidiaries which were denominated in currencies other than their functional currencies.
We recognized an income tax expense of  $2.2 million in 2014, compared to a recovery of  $1.0 million in 2013. Our statutory tax rate was 26.0% in 2014, compared to 25.75% in 2013, and our effective tax rates were lower than our statutory tax rates in 2014. The income tax paid in cash during 2014 was $4.2 million, compared to $2.3 million in 2013.
In 2014, our net income attributable to shareholders from continuing operations was $2.8 million, or $0.04 per share on a basic and diluted basis, compared to net income attributable to shareholders from continuing operations of  $4.3 million, or $0.07 per share on a basic and diluted basis, in 2013.

Our revenues from discontinued operations were $146.7 million for 2014, compared to $128.2 million for 2013. The increase was primarily the result of higher natural gas pricing.
In 2014, our loss from discontinued operations was $3.5 million, or $0.05 per share on a basic and diluted basis, which included a non-cash impairment on our hydrocarbon properties of  $33.2 million, or $0.53 per share on a basic and diluted basis, before income taxes, compared to net income from discontinued operations of  $5.4 million, or $0.09 per share, for 2013, which included a non-cash impairment loss on our hydrocarbon properties of  $6.5 million, or $0.10 per share on a basic and diluted basis, before income taxes. Please see Note 4 to our audited consolidated financial statements for the year ended December 31, 2015 for further information.
In 2014, our net loss attributable to shareholders was $0.7 million, or $0.01 per share on a basic and diluted basis, after giving effect to a non-cash impairment loss on hydrocarbon properties of  $33.2 million, or $0.53 per share on a basic and diluted basis, before income taxes, compared to net income attributable to shareholders of  $9.7 million, or $0.16 per share on a basic and diluted basis, in 2013 after giving effect to a non-cash impairment loss on hydrocarbon properties of  $6.5 million, or $0.10 per share on a basic and diluted basis, before income taxes.
In 2014, our Operating EBITDA from continuing operations increased by approximately 62% to $24.5 million, or $0.39 per share on a basic and diluted basis, from $15.1 million, or $0.24 per share on a basic and diluted basis, in 2013. Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment.
Operating EBITDA from continuing operations is not a measure of financial performance under IFRS and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS.
The following is a reconciliation of our net income to Operating EBITDA from continuing operations for each of the years indicated.
	Years Ended December 31,
	2014	2013
Operating EBITDA from continuing operations	(In thousands)
Earnings from continuing operations(1)	$4,141	$4,156
Income tax expense (recovery)	2,173	(997)
Finance costs	13,263	9,742
Amortization, depreciation and depletion	4,957	2,206
Operating EBITDA from continuing operations	$24,534	$15,107

Note:
(1)
Includes net income attributable to non-controlling interests.

Please see “Non-IFRS Financial Measures” for additional information.
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

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders’ equity. Net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. The computations are based on continuing operations.
The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:
	December 31,
	2015	2014	2013
	(In thousands, except ratio amounts)
Total long-term debt	$259,038	$363,255	$249,670
Less: cash and cash equivalents	(197,519)	(344,891)	(353,299)
Net debt (net cash and cash equivalents)	61,519	18,364	(103,629)
Shareholders’ equity	367,192	777,717	744,063
Net debt-to-equity ratio	0.17	0.02	Not applicable
There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2015, 2014 and 2013. Our net debt-to-equity ratio as at December 31, 2015 and 2014 was 0.17 and 0.02, respectively, and as at December 31, 2013 was not applicable, as we had net cash and cash equivalents balances.
The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:
	December 31
	2015	2014	2013
	(In thousands, except ratio amounts)
Long-term debt, less current portion	$174,333	$297,157	$201,947
Shareholders’ equity	367,192	777,717	744,063
Long-term debt-to-equity ratio	0.47	0.38	0.27
During 2015, our strategy, which remained unchanged from 2014 and 2013, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels. Our long-term debt-to-equity ratio was 0.47, 0.38 and 0.27 as at December 31, 2015, 2014 and 2013, respectively.
Cash Flows
Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long-term debt below.
The finance and supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for our working capital, proprietary investments and general and administrative expenses.
Working capital levels fluctuate throughout the year and are affected by the level of our finance and supply chain operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and credit facility amounts and we believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements as well as unexpected cash demands.

The following table presents a summary of cash flows for our continuing operations for each of the years indicated:
	Years Ended December 31
	2015	2014	2013
	(In thousands)
Cash flows used in continuing operating activities	$(94,102)	$(48,638)	$(27,467)
Cash flows used in continuing investing activities	$(7,960)	$(105,121)	$(919)
Cash flows (used in) provided by continuing financing activities	$(49,488)	$90,909	$89,905
Cash Flows from Continuing Operating Activities
Operating activities used cash of  $94.1 million in 2015, compared to $48.6 million in 2014. In 2015, a decrease in short-term bank borrowings used cash of  $135.5 million, compared to $99.3 million in 2014. A decrease in receivables (including derivative assets) provided cash of  $56.3 million in 2015, compared to $3.6 million in 2014, primarily as a result of collections of trade receivables. A decrease in account payables and accrued expenses (including derivative liabilities) used cash of  $17.0 million in 2015, compared to an increase in account payables and accrued expenses providing cash of  $13.4 million in 2014. A decrease in inventories provided cash of  $15.7 million in 2015, compared to an increase in inventories using cash of $32.0 million in 2014. An increase in deposits, pre-paid and other, used cash of  $8.6 million in 2015, compared to a decrease in deposits, pre-paid and other, providing cash of  $41.4 million in 2014. The increase in deposits, pre-paid and other, was primarily a result of an increase in prepaid inventories.
Operating activities used cash of  $48.6 million in 2014, compared to $27.5 million in 2013. In 2014, a decrease in short-term bank borrowings used cash of  $99.3 million, compared to $32.6 million in 2013. A decrease in deposits, prepaid and other provided cash of  $41.4 million in 2014, compared to $32,000 in 2013. The decrease in 2014 was primarily a result of recovery of a prepaid item during 2014. An increase in inventories used cash of  $32.0 million in 2014, compared to a decrease in inventories providing cash of $33.5 million in 2013, primarily as a result of the consolidation of our acquisitions in 2014. An increase in account payables and accrued expenses (including derivative liabilities) provided cash of  $13.4 million in 2014, compared to $5.6 million in 2013. A decrease in receivables (including derivative assets) provided cash of  $3.6 million in 2014, compared to an increase in receivables using cash of  $38.7 million in 2013. A decrease in restricted cash provided cash of  $6.6 million in 2014, compared to $0.6 million in 2013. A decrease in short-term cash deposits provided cash of  $4.6 million in 2014, compared to an increase in short-term cash deposits using cash of  $4.3 million in 2013.
Cash Flows from Continuing Investing Activities
Investing activities used cash of  $8.0 million in 2015, compared to $105.1 million in 2014, primarily in connection with our acquisitions in 2014. Purchases of property, plant and equipment, net of proceeds from dispositions, used cash of  $8.0 million in 2015, compared to $29.6 million in 2014.
Investing activities used cash of  $105.1 million in 2014, compared to $0.9 million in 2013. Acquisitions of subsidiaries net of cash acquired used cash of  $74.1 million in 2014, primarily in connection with our acquisitions of two supply chain companies in 2014, compared to $6.6 million in 2013. Purchases of property, plant and equipment, net of proceeds from dispositions, primarily related to a power project in Alberta, Canada, used cash of  $29.6 million in 2014, compared to $1.6 million in 2013. An increase in loan receivables used cash of  $3.1 million in 2014, compared to $nil in 2013. Proceeds from sales of long-term investments provided cash of  $1.6 million in 2014, compared to $7.2 million in 2013.
Cash Flows from Continuing Financing Activities
Net cash used by financing activities was $49.5 million in 2015, compared to net cash provided by financing activities of  $90.9 million in 2014. A net decrease in debt used cash of  $43.9 million in 2015, compared to a net increase in debt providing $127.7 million in 2014. In 2015, dividends paid to our shareholders used cash of  $4.4 million in connection with the fourth instalment of our 2014 dividend, which was paid in the first quarter of 2015, compared to $12.5 million in 2014.
Net cash provided by financing activities was $90.9 million in 2014, compared to $89.9 million in 2013. A net increase in debt provided cash of  $127.7 million in 2014, compared to $82.5 million in 2013. In 2014, dividends paid to our shareholders used cash of  $12.5 million, compared to $15.4 million in 2013. The fourth installment of our dividend declared in 2014 was paid in January 2015. A repayment to a customer used cash of  $23.6 million in 2014, compared to providing cash of  $23.6 million in 2013. On December 31, 2013, a customer paid $23.6 million to one of the Company’s subsidiaries. However, the underlying invoice was subject to factoring arrangements and the amount was subsequently repaid in January 2014. As a result, $23.6 million was recognized as a repayment to a customer in 2014. No income or loss was recognized in connection with such transactions. Dividends paid to non-controlling interests used cash of $1.0 million in 2014, compared to $0.8 million in 2013.
Cash Flows from Discontinued Operations
Discontinued operating activities used cash of  $10.2 million in 2015, compared to providing cash of  $51.6 million and $45.3 million in 2014 and 2013, respectively.
Discontinued investing activities used cash of  $2.0 million in 2015, compared to $13.7 million and $7.2 million in 2014 and 2013, respectively.
Discontinued financing activities used cash of  $19.2 million in 2015, compared to $19.8 million and $41.1 million in 2014 and 2013, respectively.
Financial Position
The following table sets out our selected financial information as at the dates indicated:
	December 31,
	2015	2014
	(In thousands)
Cash and cash equivalents	$197,519	$344,891
Short-term cash deposits	233	184
Short-term securities	170	290
Securities – derivatives	5,555	6,274
Restricted cash	639	644
Trade receivables	151,229	187,558
Tax receivables	11,705	15,339
Other receivables	14,727	26,406
Inventories	245,345	246,611
Real estate held for sale	1,130	13,970
Deposits, prepaid and other	21,442	8,985
Assets held for sale	136,156	152,107
Total assets	977,351	1,692,219
Working capital	371,288	562,486
Short-term bank borrowings	60,103	187,171
Debt, current portion	84,705	66,098
Account payables and accrued expenses	174,812	158,345
Dividends payable	—	4,388
Income tax liabilities	3,809	4,963
Liabilities relating to assets held for sale	87,579	17,802
Long-term debt, less current portion	174,333	297,157
Deferred income tax liabilities	13,711	11,852
Decommissioning obligations	—	150,299
Shareholders’ equity	367,192	777,717
We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g., by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.
As at December 31, 2015, cash and cash equivalents decreased to $197.5 million from $344.9 million as at December 31, 2014, primarily as a result of the repayment of borrowings.
Trade receivables and other receivables were $151.2 million and $14.7 million, respectively, as December 31, 2015, compared to $187.6 million and $26.4 million, respectively, as at December 31, 2014. The decrease in trade receivables was primarily as a result of collections, increased factoring and an increase in an allowance for credit losses, partially offset by the increase in receivables resulting from higher sales and the impact of the weaker Canadian dollar against the Euro.
Inventories decreased to $245.3 million as at December 31, 2015, from $246.6 million as at December 31, 2014. As at December 31, 2015, $13.7 million and $127.6 million of such inventories were initially financed by suppliers and short-term bank borrowings, respectively. $141.3 million of our inventories were contracted at fixed prices or hedged as at December 31, 2015.
Assets held for sale, consisting of our discontinued operations, were $136.2 million, which consisted of certain hydrocarbon properties, iron ore interests and an amount due from our former subsidiaries, as at December 31, 2015, compared to $152.1 million, which consisted of certain hydrocarbon properties and investment property, as at December 31, 2014. The decrease in assets held for sale was a result of our decision to sell additional hydrocarbon properties, reduced by impairment losses recognized on the assets.
Deposits, prepaid and other assets were $21.4 million as at December 31, 2015, compared to $9.0 million as at December 31, 2014.
Tax receivables, consisting primarily of refundable value-added taxes, were $11.7 million as at December 31, 2015, compared to $15.3 million as at December 31, 2014.
We had short-term financial assets relating to derivatives of  $5.6 million as at December 31, 2015, compared to $6.3 million as at December 31, 2014. We had current liabilities relating to derivatives of  $3.6 million as at December 31, 2015, compared to $2.0 million as at December 31, 2014. Such derivatives relate to commodities and currencies.
Account payables and accrued expenses were $174.8 million as at December 31, 2015, compared to $158.3 million as at December 31, 2014. The increase was primarily due to the provision for payments under guarantees, partially offset by the reclassification of liabilities related to our assets held for sale and fluctuations in the timing of payments of certain invoices in the ordinary course of business.
As at December 31, 2015, we had liabilities relating to assets held for sale of  $87.6 million, which included decommissioning obligations, bank debt and other liabilities associated with such assets, compared to $17.8 million as at December 31, 2014, which comprised decommissioning obligations only. The increase was as a result of a reclassification of assets held for sale as at December 31, 2015.
Our short-term bank borrowings decreased to $60.1 million as at December 31, 2015, from $187.2 million as at December 31, 2014. Total long-term debt decreased to $259.0 million as at December 31, 2015, from $363.3 million as at December 31, 2014, primarily as a result of repayments and the re-classification of liabilities related to our assets held for sale. Our decommissioning obligations decreased to $nil as at December 31, 2015 from $150.3 million as at December 31, 2014, as a result of the re-classification of decommissioning obligations related to assets held for sale.
As at December 31, 2015, we had deferred income tax liabilities of  $13.7 million, compared to $11.9 million as at December 31, 2014.
Short-Term Bank Loans and Facilities
As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day structured solutions and supply chain business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at December 31, 2015, we had credit facilities aggregating $900.8 million comprised of: (i) unsecured revolving credit facilities aggregating $429.6 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $116.2 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of  $248.7 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) foreign exchange credit facilities of  $80.4 million with banks; and (v) secured revolving credit facilities aggregating $25.7 million. All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.

In addition, we have margin lines with availability at multiple brokers, which enable us to hedge over $138.4 million (US$100.0 million) notional value of industrial products.
Long-Term Debt
Other than lines of credit drawn and as may be outstanding for trade financing and structured solutions activities, as at December 31, 2015, the maturities of our long-term debt from our continuing operations were as follows:
Maturity	Principal	Interest	Total
	(In thousands)
2016	$84,705	$7,333	$92,038
2017	34,886	5,170	40,056
2018	44,452	3,998	48,450
2019	29,404	2,649	32,053
2020	26,778	1,714	28,492
Thereafter	38,813	1,491	40,304
	$259,038	$22,355	$281,393

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
Please refer to Note 15 to our audited consolidated financial statements for the year ended December 31, 2015 for further information regarding interest rates, maturities and other terms and conditions for our bank debts.
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
Effective December 31, 2015, our presentation currency is the Canadian dollar. We translate subsidiaries’ assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenues is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.
In the year ended December 31, 2015, we reported a net $79.5 million currency translation adjustment gain under other comprehensive income within equity. This compared to net gains of  $45.6 million and $16.9 million in 2014 and 2013, respectively. This currency translation adjustment did not affect our profit and loss statement. The increase in 2015 was primarily a result of the strengthening of the Euro and the United States dollar against the Canadian dollar and the increase in 2014 was primarily a result of the strengthening of the United States dollar against the Canadian dollar.

Contractual Obligations
The following table sets out our contractual obligations and commitments from continuing operations as at December 31, 2015 in connection with our long-term liabilities.
	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Long-term debt obligations, including interest	$92,038	$88,506	$60,545	$40,304	$281,393
Operating lease obligations	2,006	2,975	2,580	1,266	8,827
Purchase obligations	71,865	—	—	—	71,865
Other long-term liabilities	—	504	177	—	681
Total	$165,909	$91,985	$63,302	$41,570	$362,766

Notes:
(1)
Undiscounted.

(2)
This table does not include non-financial instrument liabilities, guarantees and liabilities relating to assets held for sale.

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
Summary of Quarterly Results
The following tables provide selected unaudited financial information for the most recent eight quarters:
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
		(Restated)(1)
	(In thousands, except per share amounts)
Gross revenues	$406,164	$403,697(1)	$420,284(1)	$349,557(1)
Net (loss) income from continuing operations(2)	(71,160)(3)	399	5,818	5,399
(Loss) earnings from continuing operations, per share
Basic	(1.13)(3)	0.01	0.09	0.09
Diluted	(1.13)(3)	0.01	0.09	0.09
Net (loss) income(2)	(111,807)(3)(4)	(392,208)(5)	8,549	7,836
(Loss) earnings, per share
Basic	(1.77)(3)(4)	(6.21)(5)	0.14	0.12
Diluted	(1.77)(3)(4)	(6.21)(5)	0.14	0.12

Notes:
(1)
Revenues and costs of sales and services for the periods have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such periods. Please see “Item 5: Operating and Financial Review and Prospects – Prior Periods” for further information.

(2)
Attributable to our shareholders.

(3)
Includes losses of  $51.4 million related to a customer that filed for insolvency in February 2016 and $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which have since been terminated. Please see “Item 5: Operating and Financial Review and Prospects — Results of Operations” for further information.

(4)
Includes non-cash impairments of  $52.9 million recognized on our hydrocarbon properties and the reversal of non-cash impairment losses of  $30.0 million and the recognition of a deferred tax liability of  $7.8 million in connection therewith.

(5)
Includes non-cash impairments of  $143.6 million, before a reduction of deferred tax assets of  $50.9 million, and $245.6 million, before an income tax recovery of  $54.3 million, respectively, recognized on our hydrocarbon properties and iron ore interests.

	December 31, 2014	September 30, 2014	June 30, 2014(1)	March 31, 2014
	(Restated)(2)
	(In thousands, except per share amounts)
Gross revenues	$346,560(2)	$360,260(2)	$388,264(2)	$191,240(2)
Net (loss) income from continuing operations(3)	3,659	(4,909)	3,290	743
(Loss) earnings from continuing operations, per share
Basic	0.06	(0.08)	0.05	0.01
Diluted	0.06	(0.08)	0.05	0.01
Net income (loss)(3)	(21,797)(4)	6,990	7,720	6,405
Earnings (loss), per share
Basic	(0.35)	0.11	0.12	0.10
Diluted	(0.35)	0.11	0.12	0.10

Notes:
(1)
We commenced consolidation of the operations of two acquired supply chain companies from March 31 and April 1, 2014, respectively.

(2)
Revenues and costs of sales and services for the periods have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such periods. Please see “Item 5: Operating and Financial Review and Prospects – Prior Periods” for further information.

(3)
Attributable to our shareholders.

(4)
Includes a non-cash impairment of interests in resource properties of  $33.2 million before an income tax recovery of  $8.4 million.

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
The following accounting policies are the most important to our ongoing financial condition and results of operations from continuing operations:
Allowance for Credit Losses
We apply credit risk assessment and valuation methods to our trade and other receivables. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on our behalf, such as guarantees and letters of credit. An allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
Specific provisions are established on an individual receivable basis. A country risk provision may be made based on exposures in less developed countries and on our management’s overall assessment of the underlying economic conditions in those countries.

Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, which involve a significant degree of judgement and a high level of estimation uncertainty. The input factors include our legal rights and obligations under all the contracts and the expected future cash flows from the receivables and their collateral which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the receivables. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance.
In addition, we also provide credit losses for our credit exposures arising from guarantees we issued. The loss assessment process, as well as the exercise of judgment and estimation uncertainty, are similar to the preceding paragraph.
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
Non-Cash Impairment of Non-Financial Assets
We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:
External sources of information
(a)
during the period, the asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;

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
We currently have deferred income tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred income tax assets are based upon various judgments, assumptions and estimates. We assess the realization of these deferred income tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred income tax assets will be realized, based on currently available information, including, but not limited to, the following:
•
the history of the tax loss carry-forwards and their expiry dates;

•
future reversals of temporary differences;

•
our projected earnings; and

•
tax planning opportunities.

On the reporting date, we also reassess unrecognized deferred income tax assets. We recognize a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.
We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We do not recognize the full deferred income tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.
New Standards and Interpretations Adopted and Not Yet Adopted
IFRS 9, Financial Instruments, referred to as “IFRS 9”, issued in July 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement, referred to as “IAS 39”. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements). Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on our consolidated financial statements.
IFRS 15, Revenue from Contracts with Customers, referred to as “IFRS 15”, specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014 and applies to annual periods beginning on or after January 1, 2018. Management is currently assessing the impacts of IFRS 15 on our consolidated financial statements.
Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, were issued in September 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3, to the extent of the company’s share and unless the principles of IFRS 3 conflict with the guidance under IFRS 11. Adoption of these amendments is not expected to have significant impact on our consolidated financial statements.
Amendments to IFRS 11, Joint Arrangements, referred to as “IFRS 11”, were issued in May 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments clarify that an acquisition of an interest in a joint operation that is a business should be accounted for by a company and disclosed as a business combination in accordance with IFRS 3, Business Combinations, referred to as “IFRS 3”, to the extent of the company’s share and unless the principles of IFRS conflict with the guidance under IFRS 11. Adoption of these amendments is not expected to have a significant impact on our consolidated financial statements.

Trend Information
For a discussion of trends relating to revenues derived from our royalty interest, please see “Item 4: Information on the Company – B. Business Overview – Business Segments – Finance and Supply Chain”.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We have outstanding issued guarantees held by our external trading and financial partners in connection with our finance and supply chain activities. As at December 31, 2015, we had issued guarantees of up to a maximum of  $14.1 million, being the total potential principal amount that may be guaranteed thereunder, of which $0.4 million were outstanding and have not been recorded as liabilities in our consolidated statement of financial position. There has been no claim against the guarantees.
Safe Harbor
The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, applies to forward-looking information provided under “Off-Balance Sheet Arrangements” and “Liquidity and Capital Resources – Contractual Obligations”.

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
Name (Age)	Present Position	Date of Commencement of Office with our Company
Gerardo Cortina (60)	President and Chief Executive Officer and Director	2014
Samuel Morrow (31)	Deputy Chief Executive Officer and Chief Financial Officer	2014
Ferdinand Steinbauer (59)	Treasurer	2014
Michael J. Smith (68)(1)	Chairman and Managing Director	1986
Dr. Shuming Zhao (63)(2)(3)(4)	Director	2014
Indrajit Chatterjee (70)(2)(4)	Director	2005
Silke S. Stenger (47)(2)(3)(4)	Director	2013
Friedrich Hondl (55)(3)(5)	Director	2015
Jochen Dümler (61)(6)(2)	Director	2016

Notes:
(1)
Mr. Smith was appointed Chairman in March 2016.

(2)
Member of our Compensation Committee.

(3)
Member of our Audit Committee.

(4)
Member of our Nominating and Corporate Governance Committee.

(5)
Mr. Hondl was appointed a director in October 2015.

(6)
Mr. Dümler was appointed a director in January 2016.

Gerardo Cortina – President and Chief Executive Officer
Mr. Cortina was appointed President and Chief Executive Officer in May 2014. Mr. Cortina was managing director of Possehl Mexico S.A. de S.V., referred to as “Possehl”, from 1986 until June 2014. Possehl has been active in trading and distribution of metals, mineral products, chemicals and ferroalloys to the iron and steel, foundry, refractory, plastics, paints, animal feed and chemicals industries. Mr. Cortina has successfully developed export markets in Central America, the Caribbean and South America. Mr. Cortina has over 25 years of experience in the supply chain business. Mr. Cortina has a Master of Business Administration from the Wharton School of Business at the University of Pennsylvania.
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

Michael J. Smith – Chairman and Managing Director
Mr. Smith has been a director of our company since 1986 and was appointed Chairman in March 2016. Mr. Smith was appointed our Managing Director in May 2014, having served as our President and Chief Executive Officer from 1996 to 2000 and from 2010 to May 2014 and Chief Financial Officer from 2010 to March 2014. He was our Secretary until March 1, 2008. Mr. Smith was also previously the President, Chief Executive Officer, Secretary and a director of Mass Financial Corp. and has served as a director and officer of various public companies. Mr. Smith has experience in corporate finance and restructuring.
Dr. Shuming Zhao – Director
Dr. Zhao was a director of our company from 2004 until December 2013 and was re-appointed to the board of directors in March 2014. Dr. Zhao is the Chair Professor and Honorary Dean of the School of Business, Nanjing University in the People’s Republic of China. He also serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice-President of Chinese Society of Management Modernization, President of the Jiangsu Provincial Association of Human Resource Management and Vice-President of the Jiangsu Provincial Association of Business Management and Entrepreneurs. Since 1994, Dr. Zhao has acted as a management consultant for several Chinese and international firms. He has also served as a director of Daqo New Energy Corp. (China) since October 2011 and was a director of Little Swan Company, Ltd. (China) from 2009 to 2014. Dr. Zhao has successfully organized and held eight international symposia on multinational business management. Dr. Zhao worked as a visiting professor at Marshall School of Business, University of Southern California, U.S.A. in 1997 to 2003. Now he is the Distinguished Visiting Professor at the College of Business, University of Missouri-St. Louis, U.S.A. and the Distinguished Visiting Professor at the Katz Graduate School of Business, University of Pittsburgh, U.S.A. He has also lectured in various countries, including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal and Australia.
Indrajit Chatterjee – Director
Mr. Chatterjee has been a director of our company since 2005. He is a retired businessman who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.
Silke S. Stenger – Director
Ms. Stenger has been a director of our company since August 2013. She is an independent business consultant and business leadership coach, was a director of our company when our company was KHD Humboldt Wedag International Ltd. from 2003 to 2010 and was a director of KHD Humboldt Wedag International AG from 2010 to 2012. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Ltd. from 2006 to 2011. Ms. Stenger is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and Sarbanes-Oxley compliance.
Friedrich Hondl – Director
Mr. Hondl has been a director of our company since October 2015. He is an experienced European banking executive and former member of the Supervisory Board of Oesterreichische Kontrollbank AG, the Austrian Export Credit Agency. From 2013 to 2015, Mr. Hondl was the head of Erste Group Bank AG’s Large Corporates International Division and, from 2009 to 2012, he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG. Mr. Hondl has also served as Chairman of the Supervisory Board of Intermarket Bank AG since 2014.
Jochen Dümler – Director
Mr. Dümler has been a director of our company since January 2016. He was the former President and Chief Executive Officer of Euler Hermes North America. From 2002 to 2010, Mr. Dümler was a Member of the Board of Management of Euler Hermes Kreditversicherung AG and, from 1995 to 2002, he was a Member of the Board of Management of PRISMA Kreditversicherung AG. Mr. Dümler is a member of the German-American Chamber of Commerce (New York City), a Member of the German Executive Roundtable (Washington, D.C.) and a Board Member of the German-American Partnership Program.

Family Relationships
There are no family relationships between any of our directors and executive officers.
B.   Compensation
During the fiscal year ended December 31, 2015, we paid an aggregate of approximately $4.5 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2015 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.
Executive Officers
The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2015 to our Managing Director, President and Chief Executive Officer, Chief Financial Officer and each of our two most highly compensated executive officers (or persons acting in a similar capacity) whose total compensation for the fiscal year exceeded $150,000:
				Non-equity incentive compensation plan compensation ($)(1)
Name and Principal Position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Gerardo Cortina President and Chief Executive Officer	840,645	—	—	226,328	—	—	123,026(2)	1,189,999
Samuel Morrow Chief Financial Officer and Deputy Chief Executive Officer	312,332	—	—	205,840	—	—	3,259(3)	521,431
Michael J. Smith Chairman and Managing Director	596,895	—	—	135,083	—	—	275,278(4)	1,007,256
Ferdinand Steinbauer Treasurer	462,182	—	—	205,840	—	—	—	668,022
Guy Konsbruck Executive Vice-President(5)	473,923	—	—	140,491	—	—	—	614,414

Notes:
(1)
All awards under MFC’s non-equity incentive compensation plans are paid during the financial year they were earned.

(2)
Consists of housing and car allowances and other customary perquisites.

(3)
Consists of housing allowance and other customary perquisites.

(4)
Consists of housing allowances and expenses.

(5)
Mr. Konsbruck has resigned, effective May 2016.

Directors’ Compensation
The following table provides a summary of compensation paid by us to, or earned by, the directors of our company during the fiscal year ended December 31, 2015.
Director Compensation Table
Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gerardo Cortina(1)	—	—	—	—	—	—	—
Michael J. Smith(2)	—	—	—	—	—	—	—
Dr. Shuming Zhao	78,493	—	—	—	—	—	78,493
Indrajit Chatterjee	118,251	—	—	—	—	—	118,251
Silke S. Stenger	148,549	—	—	—	—	—	148,549
Friedrich Hondl(3)	13,616	—	—	—	—	—	13,616
Jochen Dümler(4)	—	—	—	—	—	—	—
Peter Kellogg(5)	52,064	—	—	—	—	—	52,064
William C. Horn III(6)	67,959	—	—	—	—	—	67,959

Notes:
(1)
Compensation provided to Mr. Cortina, in his capacity as Chief Executive Officer is disclosed in the table above under the heading “Executive Officers”.

(2)
Compensation provided to Mr. Smith, in his capacity as managing director is disclosed in the table above under the heading “Executive Officers”.

(3)
Mr. Hondl was appointed as a director in October 2015.

(4)
Mr. Dümler was appointed as a director in January 2016.

(5)
Mr. Kellogg stepped down as a director in July 2015.

(6)
Mr. Horn stepped down as a director in July 2015.

A total of  $0.5 million was paid to our directors for services rendered as directors, or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid an annual fee of US$25,000 and US$2,500 for each director’s meeting attended as well as additional fees, as applicable, for their respective participation on our Audit and Compensation Committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.
Employment Agreements
Michael Smith
In July 2014, we entered into a two-year consulting agreement with Mr. Smith in connection with his appointment as our Managing Director. Pursuant to the agreement, among other things, we agreed to pay Mr. Smith an annual base fee of US$460,000 and an annual discretionary bonus and provide him certain customary perquisites. The agreement also entitles Mr. Smith to receive under our 2014 Equity Incentive Plan, referred to herein as the “2014 Plan”, which was approved by our shareholders at our 2014 Annual General and Special Meeting of Shareholders held on November 14, 2014, referred to as the “Meeting”: (i) 100,000 restricted stock units, which “time only” vested on the first anniversary of the grant date and the balance of which will vest on the second anniversary of the grant date; and (ii) performance share units with a target value of 200% of Mr. Smith’s annual base fee. If Mr. Smith’s engagement with us is terminated by us for any reason other than for just cause or he resigns for good reason, he will be entitled to a lump sum cash payment equal to his base fee for the balance of the term following such termination.
Gerardo Cortina
We entered into an employment agreement with Mr. Cortina effective May 2014, in connection with his appointment as our President and Chief Executive Officer. Pursuant to the agreement, we will pay Mr. Cortina an annual base salary of US$650,000 (subject to annual review) and an annual discretionary bonus and provide him certain customary perquisites. The agreement also entitles Mr. Cortina to receive performance share units under the 2014 Plan with a target value of no less than 100% of his base salary for each of the years ending December 31, 2014, 2015 and 2016. If Mr. Cortina’s employment is terminated by us other than for just cause, or by Mr. Cortina for good reason, he will be entitled to a severance payment, payable in eighteen equal monthly instalments, equal to one and a half times the sum of  (i) his current annual base salary and (ii) the higher of  (A) his current bonus and (B) the average bonus received by him in the three years prior to termination. If Mr. Cortina’s employment is terminated by us other than for just cause or by Mr. Cortina for good reason in contemplation of, or within six months of, a change of control, he will be entitled to a lump sum cash payment equal to two times the sum of  (i) his current annual base salary and (ii) the average bonus received by him in the three years prior to termination.
Samuel Morrow
We entered into an employment agreement with Mr. Morrow effective May 2014, in connection with his appointment as our Deputy Chief Executive Officer. Pursuant to the agreement, we will pay Mr. Morrow an annual base salary of US$210,000 (subject to annual review) and an annual discretionary bonus and provide him certain customary perquisites. The agreement also entitles Mr. Morrow to receive performance share units under the 2014 Plan with a target value of at least 50% of Mr. Morrow’s base salary for each of the years ending December 31, 2014, 2015 and 2016. If Mr. Morrow’s employment is terminated by us other than for just cause, or by Mr. Morrow for good reason, he will be entitled to a severance payment, payable in twelve equal monthly instalments, equal to of the sum of  (i) his current annual base salary and (ii) the higher of  (A) his current bonus and (B) the average bonus received by him in the three years prior to termination. If Mr. Morrow’s employment is terminated by us other than for just cause or by Mr. Morrow for good reason in contemplation of, or within six months of, a change of control, he will be entitled to a lump sum cash payment equal to one and one-quarter times the sum of  (i) his current annual base salary and (ii) the average bonus received by him in the three years prior to termination.
Ferdinand Steinbauer
We entered into an employment agreement with Mr. Steinbauer effective June 2014, in connection with his appointment as our Treasurer. Pursuant to the agreement, we will pay Mr. Steinbauer an annual base salary of  €325,000 (subject to annual review) and an annual discretionary bonus and provide him certain customary perquisites. The agreement also entitles Mr. Steinbauer to receive performance share units under the 2014 Plan with a target value of at least 50% of Mr. Steinbauer’s base salary for each of the years ending December 31, 2014, 2015 and 2016. If Mr. Steinbauer’s employment is terminated by us other than for just cause, or by Mr. Steinbauer for good reason, he will be entitled to a severance payment, payable in fifteen equal monthly instalments, equal to one and one-quarter times the sum of  (i) his current annual base salary and (ii) the higher of  (A) his current bonus and (B) the average bonus received by him in the three years prior to termination. If Mr. Steinbauer’s employment is terminated by us other than for just cause or by Mr. Steinbauer for good reason in contemplation of, or within six months of, a change of control, he will be entitled to a lump sum cash payment equal to one and a half times the sum of  (i) his current annual base salary and (ii) the average bonus received by him in the three years prior to termination.
Pension Plan Benefits
As of December 31, 2015, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.
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

Our board of directors has established an Audit Committee. Our Audit Committee currently consists of Silke S. Stenger, Dr. Shuming Zhao and Friedrich Hondl, who was appointed to the Audit Committee in November 2015. The Audit Committee operates pursuant to a charter adopted by the board of directors on October 26, 2013, a copy of which is available online at our website at www.mfcbancorpltd.com. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; (iii) the independence, qualifications and performance of our independent auditors; and (iv) the performance and structure of our internal audit function. The Audit Committee also reviews and approves our hiring policies, establishes our procedures for dealing with complaints, oversees our financial reporting processes and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, risk assessment and risk management, accounting principles and auditing procedures being applied.
Our board of directors has established a Compensation Committee. Our Compensation Committee currently consists of Indrajit Chatterjee, Silke S. Stenger, Dr. Shuming Zhao and Jochen Dümler. Our Compensation Committee operates pursuant to a charter adopted by the board of directors on October 26, 2013, a copy of which is available online at our website at www.mfcbancorpltd.com. The Compensation Committee is appointed and generally acts on behalf of the board of directors. The Compensation Committee is responsible for reviewing our board compensation practices and our selection, retention and remuneration arrangements for our executive officers and employees and reviewing and approving our Chief Executive Officer’s compensation in light of our corporate goals and objectives. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation Committee also administers and implements all of our incentive compensation plans and equity-based compensation plans. The Compensation Committee also recommends changes or additions to those plans, monitors our succession planning processes and reports to our board of directors on other compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.
Our board of directors has established a Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee currently consists of Indrajit Chatterjee, Silke S. Stenger and Dr. Shuming Zhao. Our Nominating and Corporate Governance Committee operates pursuant to a charter adopted by our board of directors on October 26, 2013, a copy of which is available online at our website at www.mfcbancorpltd.com. The primary function of the Nominating and Corporate Governance Committee is to assist our board of directors in developing our Corporate Governance Guidelines and monitor the board and management’s performance against the defined approach. The Nominating and Corporate Governance Committee is also responsible for evaluating the board and board committees’ structure and size and the independence of existing and prospective directors, identifying and reporting on candidates to be nominated to our board of directors, reporting on the board’s annual performance and overseeing our process for providing information to the board.
D.   Employees
At December 31, 2015, 2014 and 2013, we employed approximately 651, 809 and 951 people, respectively.

E.   Share Ownership
There were 63,142,272 common shares, 200,000 stock options and no share purchase warrants issued and outstanding as of April 29, 2016. Of the common shares and stock options issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2015, beneficially owned the following common shares and held the following stock options:
Name and principal position	Common shares beneficially owned (#)	Percentage of total common shares outstanding (%)	Stock options held (#)
Michael J. Smith Chairman, Managing Director and Director(1)	272,727	0.4%	—
Dr. Shuming Zhao Director	—	—	—
Indrajit Chatterjee Director	—	—	—
Silke S. Stenger Director	—	—	—
Friedrich Hondl Director(2)	—	—	—
Gerardo Cortina President and Chief Executive Officer and Director	559,820(3)	0.9%	—
Samuel Morrow Deputy Chief Executive Officer and Chief Financial Officer	42,390	—*	100,000(3)
Ferdinand Steinbauer Treasurer	241,438	0.4%	—
Guy Konsbruck Executive Vice-President(5)	7,700	—*	—
Peter Kellogg Former Chairman and Director(6)	20,662,400(6)	32.7%	—
William C. Horn III Former Director(7)	618(8)	—*	—

Notes:
(1)
Mr. Smith was appointed Chairman in March 2016.

(2)
Mr. Hondl was elected as a director in October 2015.

(3)
We entered into a share purchase agreement with Mr. Cortina in April 2014, pursuant to which he may acquire an additional 50,000 of our common shares per year until 2025 if Possehl achieves certain annual milestones. Please see “Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions” for further information.

(4)
The options are exercisable at a price of US$8.01 per common share and expire on April 2, 2019.

(5)
Mr. Konsbruck has resigned, effective May 2016.

(6)
Mr. Kellogg stepped down as Chairman and as a director in July 2015. Mr. Kellogg controls 13,405,000 of our common shares through IAT. In his public filings, Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 1,200,000 common shares of our company owned by his wife, Cynthia Kellogg.

(7)
Mr. Horn stepped down as a director in July 2015.

(8)
Based on insider reports filed while Mr. Horn was a director.

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
Pursuant to the terms of the 2014 Plan, our board of directors, our Compensation Committee or such other committee as is appointed by our board of directors to administer the 2014 Plan, may grant stock options, restricted stock rights, restricted stock, performance share awards, performance share units and stock appreciation rights under the 2014 Plan, establish the terms and conditions for those awards, construe and interpret the 2014 Plan and establish the rules for the 2014 Plan’s administration. Such awards may be granted to employees, non-employee directors, officers or consultants of ours or any affiliate or any person to whom an offer of employment with us or any affiliate is extended. Such committee has the authority to determine which employees, non-employee directors, officers, consultants and prospective employees should receive such awards.
The maximum number of our common shares that may be issuable pursuant to all awards granted under the 2014 Plan is 2,877,018 common shares, being 2,000,000 plus the number of common shares available for awards under the Prior Plans as of the effective date of the 2014 Plan. Notwithstanding the foregoing, the maximum number of shares that may be issued as incentive stock options under the 2014 Plan is 2,000,000. Forfeited, cancelled, returned and lapsed awards are not counted against the 2,000,000 common shares. Any awards granted under the 2014 Plan, or portions thereof, that are settled in cash and not by issuance of our common shares are not counted against the foregoing limits. No awards had been issued pursuant to the 2014 Plan as at December 31, 2015. There were 2,877,018 awards available for grant under the 2014 Plan as at December 31, 2015.
As at December 31, 2015, the following option awards were outstanding under the Prior Plans: (i) 1,372,500 stock options under our 1997 Stock Option Plan; and (ii) 860,000 stock options under our 2008 Incentive Plan.

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.
Major Shareholders

There were 63,142,272 common shares issued and outstanding as of April 29, 2016. The following table sets forth, as of the date hereof, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:
Name	Amount Owned	Percent of Class(1)
Peter Kellogg	20,662,400(2)	32.7%
Lloyd I. Miller, III	6,686,333(3)	10.6%

Notes:
(1)
Based on 63,142,272 common shares issued and outstanding on April 29, 2016.

(2)
Mr. Kellogg controls 13,405,000 of our common shares through IAT. In his public filings, Mr. Kellogg disclaims beneficial ownership of all of the shares, or approximately 21.2% of the issued and outstanding common shares, owned by IAT. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 1,200,000 common shares of our company owned by his wife, Cynthia Kellogg.

(3)
Mr. Miller controls such shares through a number of trusts and wholly-owned corporations. In his public filings, Mr. Miller discloses that he exercises sole dispositive and voting control over 6,253,738 of such shares and shared dispositive and voting control over 432,595 of such shares.

As of April 1, 2016, there were 63,142,272 common shares issued and outstanding held by 386 registered shareholders. Of those common shares issued and outstanding, 63,115,522 common shares were registered in the United States (347 registered shareholders).
The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.
Peter Kellogg may be considered to control our company as a result of, among other things, his ownership of approximately 32.7% of our common shares. However, on February 7, 2014, we entered into a mutual settlement agreement with Peter Kellogg and IAT, pursuant to which, among other things, Mr. Kellogg and IAT agreed to abide by customary standstill provisions for a 30-month period, subject to earlier termination in accordance with its terms. Please refer to “Item 10: Additional Information – C. Material Contracts” for further information.
There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.
B.
Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, since January 1, 2015, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Treasurer, Chief Operating Officer and their close family members.

In addition to transactions disclosed elsewhere in our financial statements for the year ended December 31, 2015 and in this annual report on Form 20-F, we had the following transactions with affiliates during the year ended December 31, 2015:
(In thousands)
Sale of Goods	$3,349
In April 2014, we entered into a share purchase agreement with the holder of the puttable instrument financial liabilities, referred to as the “Put Holder”, whereby we acquired from the Put Holder his 40% equity shares in Possehl. Upon the execution of the agreement, the puttable instrument was terminated. The purchase price consisted of 509,820 of our common shares (which would be delivered upon occurrence of an event (as defined in the agreement), the latest being in 2025) and a contingent purchase price whereby 50,000 of our common shares would be issued to the Put Holder for each year from 2014 to 2025 if Possehl achieves an annual net income milestone as computed under IFRS for the year. In June 2014, the share purchase agreement was amended whereby the 509,820 of our common shares were released to the Put Holder following the approval of the New York Stock Exchange, referred to as the “NYSE”, (which was received in June 2014) and the contingent purchase price was reduced to be payable for each year from 2014 to 2024. All other terms remain unchanged. The Put Holder was appointed to our board of directors and as our President and Chief Executive Officer in May 2014. The annual target was achieved for 2014. As a result, we issued 50,000 common shares to the Put Holder in the first half of 2015.
C.
Interests of Experts and Counsel

Not applicable.
ITEM 8:    FINANCIAL INFORMATION
A.
Consolidated Statements and Other Financial Information

Effective January 1, 2010, we adopted IFRS following approval from the Canadian Securities Administrators under National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards. The consolidated financial statements have been prepared in compliance with IFRS. See “Item 18: Financial Statements”.
Legal Proceedings
We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of our domestic and international transactions covering the years ended December 31, 2006 to April 19, 2013. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 13 to our audited consolidated financial statements for the year ended December 31, 2015 for further information.
Dividend Distributions
Our board of directors declared annual cash dividends per common share, payable in four quarterly installments of US$0.24 in each of 2013 and 2014. No dividend was declared in 2015.
B.
Significant Changes

Please refer to “Item 4: Information on the Company – A. History and Development of the Company” and Note 29 of our annual financial statements included herewith for a discussion of significant events that have occurred after December 31, 2015.

ITEM 9:    THE OFFER AND LISTING
A.
Offer and Listing Details

Since June 18, 2007, our common shares have been quoted on the NYSE, currently under the symbol “MFCB”. The following table sets forth the high and low quoted prices of our common shares on the NYSE for the periods indicated.
	High (US$)	Low (US$)
Annual Highs and Lows
2015	7.11	1.50
2014	8.25	5.20
2013	10.39	7.25
2012	8.80	6.65
2011	9.00	6.17
Quarterly Highs and Lows
2016
First Quarter	2.50	1.71
2015
Fourth Quarter	3.32	1.50
Third Quarter	4.15	2.79
Second Quarter	5.04	3.85
First Quarter	7.11	3.61
2014
Fourth Quarter	7.17	5.20
Third Quarter	8.20	7.11
Second Quarter	8.11	7.07
First Quarter	8.25	6.97
Monthly Highs and Lows
April 2016	2.04	1.66
March 2016	2.50	1.90
February 2016	2.23	1.80
January 2016	2.24	1.71
December 2015	2.06	1.50
November 2015	3.00	1.98
The transfer of our common shares is managed by our transfer agent, Computershare, 480 Washington Boulevard, Jersey City, NJ 07310 (Tel: 201-680-5258; Fax: 201-680-4604).
B.
Plan of Distribution

Not applicable.
C.
Markets

Our common shares are quoted on the NYSE under the symbol “MFCB”.
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
The Investment Canada Act governs the direct or indirect acquisition of control of an existing Canadian business by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, unless a specific exemption, as set out in the Investment Canada Act, applies. Industry Canada may review any transaction that results in the direct or indirect acquisition of control of a Canadian business, where the enterprise value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. For such purpose, enterprise value is calculated as follows: (i) in the case of a publicly traded Canadian business, as the company’s market capitalization, plus its non-operating liabilities, minus its cash and cash equivalents; (ii) in the case of a non-publicly traded Canadian business, as the acquisition value, plus the company’s non-operating liabilities, minus its cash and cash equivalents; and (iii) in the case of an asset acquisition, as the purchase price, plus the assumed non-operating liabilities, minus the transferred cash and cash equivalents.
No acquisition of control will be deemed to have occurred, for purposes of the Investment Canada Act but subject to certain exceptions, if less than one-third of the voting shares of a Canadian corporation is acquired by an investor. In addition, the Investment Canada Act permits the Canadian government to review any investment where the responsible Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security or where the responsible Minister determines there has been an acquisition of control in fact by a state-owned enterprise. No financial threshold applies to a national security review and a lower financial threshold based on book value of assets applies to direct acquisitions by state-owned enterprises. The Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or, where the investment has already been made, require divestment. Review can occur before or after closing and may apply to corporate re-organizations where there is no change in ultimate control.
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

E.
Taxation

Material Canadian Federal Income Tax Consequences
The discussion under this heading is a general summary of the principal Canadian federal income tax consequences pursuant to the Income Tax Act (Canada), referred to as the “Tax Act”, of holding and disposing of our common shares for a shareholder of our Company who, at all relevant times and for purposes of the Tax Act holds such common shares as capital property, deals at arm’s length with the Company, is not affiliated with the Company and, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada and has not and will not use or hold or be deemed to use or hold the common shares in or in the course of carrying on business in Canada, referred to as a “Non-Resident Holder”. Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.
Our common shares will generally be considered capital property to a Non-Resident Holder unless either (i) the Non-Resident Holder holds the common shares in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder has acquired the common shares in a transaction or transactions considered to be an adventure in the nature of trade.
The term “U.S. Shareholder,” for the purposes of this section, means a Non-Resident Holder who, for purposes of the Canada-United States Tax Convention (1980) as amended, referred to as the “Convention”, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Convention. In some circumstances, income or gains earned by fiscally transparent entities (including limited liability companies) will be eligible for benefits under the Convention. U.S. Shareholders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Convention based on their particular circumstances.
This summary is based upon the current provisions of the Tax Act, the regulations thereunder, referred to as the “Regulations”, the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Convention. This summary also takes into account the amendments to the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, referred to as the “Tax Proposals”, and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian Federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian Federal income tax consequences described herein.
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
Currency Conversion
For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares, including dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars using the Noon Rate on the date on which the amount first arose or such other rate of exchange as is acceptable to the Canada Revenue Agency.
Dividends
Under the Tax Act, dividends on common shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Convention, a U.S. Shareholder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. The 25% rate may be further reduced to 5% where the U.S. Shareholder is a corporation that owns at least 10% of our voting shares. In addition, under the Convention, dividends may be exempt from Canadian non-resident withholding tax if paid to certain U.S. Shareholders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.
Capital Gains
A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of our common shares unless the common shares constitute “taxable Canadian property”, as defined in the Tax Act, of the holder at the time of the disposition and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention.
Generally, a common share of our company will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that such share is listed on a “designated stock exchange” (which currently includes the NYSE), as defined in the Tax Act, unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such persons hold a membership interest (directly or indirectly through one or more partnerships) or the Non-Resident Holder together with all such persons or partnerships owned 25% or more of the issued shares of any class or series of shares of our capital stock and (ii) more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property”, as defined in the Tax Act, “timber resource property”, as defined in the Tax Act, and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, our common shares could be deemed to be taxable Canadian property to a non-resident holder. Non-Resident Holders, whose shares may constitute taxable Canadian property, should consult their own tax advisors for advice having regard to their particular circumstances.
Even if a common share is taxable Canadian property to a Non-Resident Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of the share will not be included in computing the Non-Resident Holder’s taxable income for purposes of the Tax Act, provided that the share constitutes “treaty-protected property” of such shareholder. Common shares owned by a U.S. Shareholder generally will be treaty-protected property if the gain from the disposition of such share would, because of the Convention, be exempt from tax under the Tax Act. Non-Resident Holders whose shares may constitute taxable Canadian property or treaty-protected property should consult their own tax advisors for advice having regard to their particular circumstances.
If a Non-Resident Holder realizes a capital gain or capital loss from a disposition of a common share of our capital stock which constitutes taxable Canadian property and not treaty-protected property for purposes of the Tax Act, then the capital gain or capital loss is the amount, if any, by which the Non-Resident Holder’s proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the Non-Resident Holder’s adjusted cost base of the share and reasonable expenses of disposition as determined under the Tax Act. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Generally, one-half of a capital gain (“taxable capital gain”) is included in income for Canadian tax purposes in the year of the disposition, and one-half of a capital loss (“an allowable capital loss”) must be deducted from taxable capital gains realized by the Non-Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for that year may generally be carried back three years or forward indefinitely and deducted against net taxable capital gains in those years, in the manner permitted under the Tax Act. Reporting and filing requirements will also arise. Such a Non-Resident Holder should consult its own tax advisors.
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
This summary does not purport to address all material United States Federal income tax consequences that may be relevant to a U.S. Holder and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our common shares, investors that hold the common shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the United States dollar) may be subject to special tax rules. This summary does not address shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.
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
Medicare Tax
A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of  (1) the U.S. Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Medicare tax.
Information Reporting and Backup Withholding
Under United States Federal income tax law and the Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, certain United States Federal income tax return disclosure obligations (and related penalties) are generally imposed on U.S. Holders that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisers regarding the requirements of filing information returns and, if applicable, filing obligations relating to the PFIC rules.
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
I.
Subsidiary Information

For a list of our significant wholly-owned direct and indirect subsidiaries and significant non-wholly-owned subsidiaries, see “Item 4: Information on the Company – C. Organizational Structure”.

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
We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.
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
Please refer to Note 26 of our annual consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2015.
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
In the case of an annual meeting, notice to us must be given no less than 30 and no more than 65 days prior to the date of such meeting, provided that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of such meeting was made, notice may be given no later than the close of business on the 10th day following such announcement.
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
As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2015. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.
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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses in our internal control over financial reporting:
Deficiencies in the design of internal controls were identified relating to: (i) interpretations for complex accounting on contingent liabilities, collateral and risk mitigation assets stemming from structured trade finance transactions. Specifically, the insolvency of a customer subsequent to year-end resulted in management having to evaluate and measure certain receivables and contingent liabilities as at December 31, 2015; and (ii) the determination of the presentation of revenue and costs of sales on a gross or net basis, which resulted in revenues and costs of sales being recast for prior periods. The internal controls over the assessment of these items and the related entity level controls were not sufficiently designed to address the risks of potential misstatement. The material weaknesses could have resulted in the overstatement of assets and understatement of credit losses in the consolidated financial statements as at and for the year ended December 31, 2015 and resulted in the restatement of revenues and costs of sales for comparative periods. These misstatements were corrected prior to the issuance of the consolidated financial statements and therefore, there were no misstatements in the current or prior period consolidated financial statements.
Unless remediated, these control deficiencies could potentially result in a material misstatement of our future consolidated financial statements. We have responded to specific control deficiencies as they were identified and implemented remediation plans to address any issues. We are actively working to strengthen our control procedures with respect to the above deficiencies.
As a result of the material weaknesses identified above, management has concluded that, as of December 31, 2015, our company’s internal control over financial reporting was not effective.
The effectiveness of our company’s internal control over financial reporting as of December 31, 2015 has been audited by our independent registered chartered accountants, PricewaterhouseCoopers LLP, who also audited our consolidated financial statements for the year ended December 31, 2015. PricewaterhouseCoopers LLP has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2015. Their report is included in this annual report on Form 20-F.
Changes in Internal Control over Financial Reporting
We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS, as required by Canadian National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
Other than the control weaknesses described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16:   [RESERVED]
ITEM 16A:   AUDIT COMMITTEE FINANCIAL EXPERT
Silke Stenger was appointed Chair of our Audit Committee with effect from March 2014. Our board of directors had determined that Ms. Stenger qualified as an “audit committee financial expert” and was “independent”, as such terms are used in Section 303A.02 of the NYSE Listed Company Manual.
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
The foregoing summary of the Code of Ethics is not complete and is qualified in its entirety by reference to the full text of the Code of Ethics, a copy of which is available online at our website at www.mfcbancorpltd.com. A copy of the Code of Ethics was filed as Exhibit 11.1 of our Annual Report on Form 20-F for the year ended December 31, 2013.
We will provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: MFC Bancorp Ltd., Suite 1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.
ITEM 16C:   PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2015 by PricewaterhouseCoopers LLP were $2,679,000 (before goods and services tax). The aggregate fees for audit services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2014 by PricewaterhouseCoopers LLP were $2,707,500 (before goods and services tax).
Audit-Related Fees
$27,500 and $nil were billed by PricewaterhouseCoopers LLP during the years ended December 31, 2015 and 2014 for assurance or related services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category “Audit Fees” above.

Tax Fees
During the fiscal year ended December 31, 2015, the aggregate fees billed for tax compliance, tax advice and tax planning by PricewaterhouseCoopers LLP were $100,800 (before goods and services tax). For the fiscal year ended December 31, 2014, the aggregate fees for tax compliance, tax advice and tax planning by PricewaterhouseCoopers LLP were $184,000 (before goods and services tax).
All Other Fees
During the fiscal year ended December 31, 2015, the aggregate fees billed by PricewaterhouseCoopers LLP for all services not related to audit or tax were $148,700 (before goods and services tax). For the fiscal year ended December 31, 2014, the aggregate fees billed by PricewaterhouseCoopers LLP for all services not related to audit or tax were $40,000 (before goods and services tax), which related to certain financial due diligence matters.
Audit Committee Pre-approval Policies and Procedures
The Audit Committee pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of  “Audit-Related Fees”, “Tax Fees” and “All Other Fees” were reviewed and approved by the Audit Committee before the respective services were rendered and none of such services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
The Audit Committee has considered the nature and amount of the fees billed for the fiscal years ended December 31, 2015 and 2014 by PricewaterhouseCoopers LLP and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of PricewaterhouseCoopers LLP.
ITEM 16D:   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E:   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS
In 2015, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.
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
Disclosure Provided to Accountants
We have provided a member of PricewaterhouseCoopers LLP with a copy of our disclosure under Item 16F of this annual report on Form 20-F. We have requested that PricewaterhouseCoopers LLP furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us in response to this Item 16F(a) and, if not, stating the respects in which it does not agree.

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
ITEM 17:   FINANCIAL STATEMENTS
Not applicable. See “Item 18: Financial Statements”.

ITEM 18:   FINANCIAL STATEMENTS
The following attached audit reports and financial statements are incorporated herein:
1. Report of Independent Auditors, PricewaterhouseCoopers LLP, dated May 2, 2016 on the consolidated financial statements of our company for the years ended December 31, 2015 and 2014 and on the effectiveness of internal controls over financial reporting as at December 31, 2015	68
2. Consolidated statements of financial position as of December 31, 2015 and 2014	71
3. Consolidated statements of operations for the years ended December 31, 2015, 2014 and 2013	72
4. Consolidated statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013	73
5. Consolidated statements of changes in equity for the years ended December 31, 2015, 2014 and 2013	74
6. Consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013	76
7. Notes to consolidated financial statements as of December 31, 2015	78

Independent Auditor’s Report
To the Shareholders of
MFC Bancorp Ltd.
We have completed integrated audits of MFC Bancorp Ltd. and its subsidiaries’ current year and prior year consolidated financial statements and their internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.
Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of MFC Bancorp Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2015, December 31, 2014 and January 1, 2014 and the consolidated statements of operations, comprehensive (loss)/income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.
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
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MFC Bancorp Ltd. and its subsidiaries as at December 31, 2015, December 31, 2014 and January 1, 2014 and their financial performance and their cash flows for each of the three years in the period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Emphasis of Matter
As discussed in Note 1A of the consolidated financial statements, certain comparative information in the consolidated financial statements for the years ended December 31, 2014 and 2013 have been restated to correct an error. Our opinion is not modified with respect to this matter.

Report on internal control over financial reporting
We have also audited MFC Bancorp Ltd. and its subsidiaries’ internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Item 15 of the Annual Report on Form 20-F.
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
An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.
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
Opinion
In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO because material weaknesses in internal control over financial reporting existed as of that date related to deficiencies in the design of internal controls over (i) the accounting for contingent liabilities and collateral and risk mitigation securities on trade receivables in structured trade finance transactions involving a customer and multiple third parties, and (ii) the determination of the presentation of revenue and cost of sales on a gross or net basis. The internal controls over the assessment of these amounts on the statement of financial position, the presentation of these transactions in the consolidated statements of operations and the related entity level controls were not sufficiently designed to address the risks of potential misstatement.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Report on Internal Control Over Financial Reporting included in Item 15 of the Annual Report on Form 20-F. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2015 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. We do not express an opinion or any other form of assurance on management’s statement referring to management’s remediation plans.
(signed)PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, British Columbia
May 2, 2016

MFC BANCORP LTD.
(Formerly MFC INDUSTRIAL LTD.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Canadian Dollars in Thousands)
	Notes	December 31, 2015	December 31, 2014	January 1, 2014
ASSETS
Current Assets
Cash and cash equivalents		$197,519	$344,891	$353,299
Short-term cash deposits		233	184	4,660
Securities		170	290	2,200
Securities – derivatives		5,555	6,274	1,483
Restricted cash		639	644	332
Trade receivables	6	151,229	187,558	123,035
Tax receivables		11,705	15,339	6,917
Other receivables	7	14,727	26,406	23,944
Inventories	8	245,345	246,611	94,494
Real estate held for sale		1,130	13,970	13,482
Deposits, prepaid and other	9	21,442	8,985	28,861
Assets held for sale	4	136,156	152,107	103,535
Total current assets		785,850	1,003,259	756,242
Non-current Assets
Securities		680	839	2,622
Securities – derivatives		171	—	—
Real estate held for sale		13,812	—	—
Investment property	10	37,873	—	—
Property, plant and equipment	11	95,745	122,829	100,503
Interests in resource properties	4	—	403,813	382,678
Hydrocarbon probable reserves	4	—	50,644	80,054
Hydrocarbon unproved lands	4	—	27,560	33,348
Accrued pension assets, net	12	—	1,362	1,339
Deferred income tax assets	13	20,641	27,832	19,082
Other		21,912	53,490	26,592
Other, restricted		667	591	—
Total non-current assets		191,501	688,960	646,218
		$977,351	$1,692,219	$1,402,460
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	14	$60,103	$187,171	$138,037
Debt, current portion	15	84,705	66,098	47,723
Account payables and accrued expenses	16	174,812	158,345	132,490
Dividends payable		—	4,388	—
Income tax liabilities		3,809	4,963	2,011
Financial liabilities – derivatives		3,554	2,006	2,213
Liabilities relating to assets held for sale	4	87,579	17,802	12,249
Total current liabilities		414,562	440,773	334,723
Long-term Liabilities
Debt, less current portion	15	174,333	297,157	201,947
Deferred income tax liabilities	13	13,711	11,852	3,798
Financial liabilities – derivatives		682	1,533	—
Decommissioning obligations	4	—	150,299	112,586
Accrued pension obligations, net	12	4,061	4,329	—
Other		802	7,343	5,161
Total long-term liabilities		193,589	472,513	323,492
Total liabilities		608,151	913,286	658,215
Equity
Capital stock, fully paid	17	419,916	419,655	418,407
Treasury stock	17	(61,085)	(61,085)	(61,085)
Contributed surplus		15,417	15,620	13,451
Retained (deficit) earnings		(63,559)	424,129	438,508
Accumulated other comprehensive income (loss)		56,503	(20,602)	(65,218)
Shareholders’ equity		367,192	777,717	744,063
Non-controlling interests		2,008	1,216	182
Total equity		369,200	778,933	744,245
		$977,351	$1,692,219	$1,402,460

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
(Formerly MFC INDUSTRIAL LTD.)
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2015, 2014 and 2013
(Canadian Dollars in Thousands, Except per Share Amounts)
	Notes	2015	2014	2013
			(Restated – Note 1A)
Gross revenues	18	$1,579,702	$1,286,324	$621,085
Costs and expenses:
Costs of sales and services	18	1,529,578	1,178,022	550,822
Selling, general and administrative		84,653	81,505	53,750
Share-based compensation – selling, general and administrative	19	—	423	—
Finance costs		20,355	13,263	9,742
Impairment of available-for-sale securities		245	341	550
		1,634,831	1,273,554	614,864
(Loss) income from operations		(55,129)	12,770	6,221
Other items:
Exchange differences on foreign currency transactions		(288)	(6,293)	(2,211)
Change in fair value of puttable instrument financial liabilities		—	(163)	(851)
(Loss) income before income taxes		(55,417)	6,314	3,159
Income tax (expense) recovery	20	(2,501)	(2,173)	997
(Loss) income from continuing operations		(57,918)	4,141	4,156
(Loss) income on discontinued operations	4	(428,086)	(3,465)	5,408
Net (loss) income for the year		(486,004)	676	9,564
Less: Net (income) loss attributable to non-controlling interests		(1,626)	(1,358)	168
Net (loss) income attributable to owners of the parent company		$(487,630)	$(682)	$9,732
Basic (loss) earnings per share:
Continuing operations	21	$(0.94)	$0.04	$0.07
Discontinued operations	21	(6.78)	(0.05)	0.09
		$(7.72)	$(0.01)	$0.16
Diluted (loss) earnings per share:
Continuing operations	21	$(0.94)	$0.04	$0.07
Discontinued operations	21	(6.78)	(0.05)	0.09
		$(7.72)	$(0.01)	$0.16
Weighted average number of common shares outstanding
– basic	21	63,142,272	62,922,837	62,552,126
– diluted	21	63,142,272	62,957,105	62,756,791
The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
(Formerly MFC INDUSTRIAL LTD.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
For the Years Ended December 31, 2015, 2014 and 2013
(Canadian Dollars in Thousands)
	2015	2014	2013
Net (loss) income for the year	$(486,004)	$676	$9,564
Other comprehensive income, net of income taxes
Exchange differences arising from translating financial statements of foreign operations	79,355	45,767	16,916
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated	143	(127)	—
Net exchange differences	79,498	45,640	16,916
Fair value loss on available-for-sale securities	(293)	(282)	(117)
Reclassification of fair value loss on available-for-sale securities to statements of operations for securities disposed of or impaired	245	147	321
Net fair value (loss) gain on available-for-sale securities	(48)	(135)	204
Remeasurement of net defined benefit liabilities	(298)	(1,034)	1,522
Other comprehensive income	79,152	44,471	18,642
Total comprehensive (loss) income for the year	(406,852)	45,147	28,206
Comprehensive income attributable to non-controlling interests	(2,028)	(1,213)	(123)
Comprehensive (loss) income attributable to owners of the parent company	$(408,880)	$43,934	$28,083
Consisting of: Continuing operations	$7,057	$28,201	$35,758
Discontinued operations	(415,937)	15,733	(7,675)
	$(408,880)	$43,934	$28,083
Other comprehensive income, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$(298)	$(1,034)	$1,522
will be reclassified subsequently to profit or loss when specific conditions are met	79,450	45,505	17,120
	$79,152	$44,471	$18,642

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
(Formerly MFC INDUSTRIAL LTD.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2015, 2014 and 2013
(Canadian Dollars in Thousands)
	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	Retained Earnings (Deficit)	Available- for-sale Securities	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2012	67,132,106	$418,035	(4,579,980)	$(60,713)	$13,451	$—	$439,658	$(118)	$956	$(84,407)	$726,862	$6,156	$733,018
Net income	—	—	—	—	—	—	9,732	—	—	—	9,732	(168)	9,564
Dividends paid	—	—	—	—	—	—	(15,353)	—	—	—	(15,353)	(804)	(16,157)
Issuance of preferred shares as dividends	369,830	372	(369,830)	(372)	—	—	—	—	—	—	—	—	—
Acquisition and elimination of non-controlling interest	—	—	—	—	—	—	4,471	—	—	—	4,471	(5,293)	(822)
Net fair value gain	—	—	—	—	—	—	—	204	—	—	204	—	204
Net gain on remeasurements	—	—	—	—	—	—	—	—	1,522	—	1,522	—	1,522
Net exchange differences	—	—	—	—	—	—	—	—	—	16,625	16,625	291	16,916
Balance at December 31, 2013	67,501,936	418,407	(4,949,810)	(61,085)	13,451	—	438,508	86	2,478	(67,782)	744,063	182	744,245
Net income	—	—	—	—	—	—	(682)	—	—	—	(682)	1,358	676
Dividends paid and payable	—	—	—	—	—	—	(16,874)	—	—	—	(16,874)	(1,034)	(17,908)
Share-based compensation	—	—	—	—	423	—	—	—	—	—	423	—	423
Exercise of employee stock options	30,326	343	—	—	(84)	—	—	—	—	—	259	—	259
Acquisition and elimination of non-controlling interest	509,820	905	—	—	—	1,830	3,177	—	—	—	5,912	(1,403)	4,509
Purchase of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	140	140
Disposition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	2,118	2,118
Net fair value loss	—	—	—	—	—	—	—	(135)	—	—	(135)	—	(135)
Net loss on remeasurements	—	—	—	—	—	—	—	—	(1,034)	—	(1,034)	—	(1,034)
Net exchange differences	—	—	—	—	—	—	—	—	—	45,785	45,785	(145)	45,640
Balance at December 31, 2014	68,042,082	419,655	(4,949,810)	(61,085)	13,790	1,830	424,129	(49)	1,444	(21,997)	777,717	1,216	778,933
Net loss	—	—	—	—	—	—	(487,630)	—	—	—	(487,630)	1,626	(486,004)
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	(1,645)	—	(1,645)	—	(1,645)
Issuance of contingently issuable shares	50,000	261	—	—	—	(203)	(58)	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(1,236)	(1,236)
Net fair value loss	—	—	—	—	—	—	—	(48)	—	—	(48)	—	(48)
Net loss on remeasurements	—	—	—	—	—	—	—	—	(298)	—	(298)	—	(298)
Net exchange differences	—	—	—	—	—	—	—	—	—	79,096	79,096	402	79,498
Balance at December 31, 2015	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(63,559)	$(97)	$(499)	$57,099	$367,192	$2,008	$369,200

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
(Formerly MFC INDUSTRIAL LTD.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
For the Years Ended December 31, 2015, 2014 and 2013
(Canadian Dollars in Thousands)
Total Comprehensive Income (Loss) for the Years ended December 31,	Owners of the Parent Company	Non- controlling Interests	Total
2013	$28,083	$123	$28,206
2014	$43,934	$1,213	$45,147
2015	$(408,880)	$2,028	$(406,852)
	Common Shares		Preferred Shares*		Total Capital Stock
Components of Capital Stock	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2012	62,880,365	$401,388	4,251,741	$16,647	67,132,106	$418,035
Exercise of employee stock options	—	—	369,830	372	369,830	372
Balance at December 31, 2013	62,880,365	401,388	4,621,571	17,019	67,501,936	418,407
Exercise of employee stock options	30,326	343	—	—	30,326	343
Acquisition and elimination of non-controlling interests	509,820	905	—	—	509,820	905
Balance at December 31, 2014	63,420,511	402,636	4,621,571	17,019	68,042,082	419,655
Issuance of contingently issuable shares	50,000	261	—	—	50,000	261
Balance at December 31, 2015	63,470,511	$402,897	4,621,571	$17,019	68,092,082	$419,916

*
All the Class A Common Shares and Preferred Shares were and are held by the Group as Treasury Stock

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
(Formerly MFC INDUSTRIAL LTD.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2015, 2014 and 2013
(Canadian Dollars in Thousands)
	2015	2014	2013
Cash flows from continuing operating activities:
Net (loss) income for the year	$(57,918)	$4,141	$4,156
Adjustments for:
Amortization, depreciation and depletion	6,450	4,957	2,206
Exchange differences on foreign currency transactions	288	6,293	2,211
Loss (gain) on short-term securities	84	(299)	(5,851)
Gain on available-for-sale and other securities, net	—	(5,066)	(238)
Impairment of available-for-sale securities	245	341	550
Share-based compensation	—	423	—
Deferred income taxes	(1,771)	(1,202)	(3,696)
Market value decrease (increase) on commodity inventories	1,910	(4,172)	(5,502)
Interest accretion	47	—	433
Credit losses	54,528	4,358	4,095
Change in fair value of puttable instrument financial liabilities	—	163	851
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	(33)	4,643	(4,314)
Short-term securities	80	2,305	10,458
Restricted cash	60	6,593	599
Receivables	56,306	3,640	(38,660)
Inventories	15,650	(32,026)	33,514
Deposits, prepaid and other	(8,596)	41,445	32
Assets held for sale	—	911	113
Short-term bank borrowings	(135,467)	(99,329)	(32,631)
Account payables and accrued expenses	(17,017)	13,423	5,636
Income tax liabilities	(975)	720	(1,080)
Accrued pension assets, net of obligations	(760)	(119)	—
Other	(7,213)	(781)	(349)
Cash flows used in continuing operating activities	(94,102)	(48,638)	(27,467)
The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
(Formerly MFC INDUSTRIAL LTD.)
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Years Ended December 31, 2015, 2014 and 2013
(Canadian Dollars in Thousands)
	2015	2014	2013
Cash flows from continuing investing activities:
Purchases of property, plant and equipment, net	$(8,045)	$(29,648)	$(1,645)
Proceeds from sales of long-term investments, net	—	1,632	7,249
Increase in loan receivables	—	(3,132)	—
Decrease in loan receivables	—	88	—
Acquisition (disposition) of subsidiaries, net of cash acquired (disposed)	—	(74,135)	(6,599)
Other	85	74	76
Cash flows used in continuing investing activities	(7,960)	(105,121)	(919)
Cash flows from continuing financing activities:
Debt repayment	(49,526)	(12,735)	(19,311)
Debt borrowing	5,662	140,481	101,797
Issuance of shares	—	259	—
Repayment to a customer	—	(23,576)	23,576
Dividends paid to shareholders	(4,388)	(12,486)	(15,353)
Dividends paid to non-controlling interests	(1,236)	(1,034)	(804)
Cash flows (used in) provided by continuing financing activities	(49,488)	90,909	89,905
Cash flows (used in) provided by discontinued operating activities	(10,264)	51,596	45,327
Cash flows used in discontinued investing activities	(1,996)	(13,698)	(7,160)
Cash flows used in discontinued financing activities	(19,181)	(19,843)	(41,052)
Exchange rate effect on cash and cash equivalents	35,619	36,387	22,271
(Decrease) increase in cash and cash equivalents	(147,372)	(8,408)	80,905
Cash and cash equivalents, beginning of year	344,891	353,299	272,394
Cash and cash equivalents, end of year	$197,519	$344,891	$353,299
Cash and cash equivalents at end of year consisted of:
Cash	$120,805	$279,867	$246,866
Money market and highly liquid funds	76,714	65,024	106,433
	$197,519	$344,891	$353,299
Supplemental cash flows disclosure (see Note 24)
Interest received	$4,222	$5,369	$2,916
Dividends received	7	6	304
Interest paid	(15,183)	(12,672)	(9,441)
Income taxes paid	(5,035)	(4,229)	(2,304)
The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015
Note 1.   Nature of Business and Summary of Significant Accounting Policies
MFC Bancorp Ltd. (“MFC Bancorp” or the “Company”) is incorporated under the laws of British Columbia, Canada. MFC Bancorp and the entities it controls are collectively known as the Group in these consolidated financial statements. The Group is a finance and supply chain company which facilitates the working capital and other requirements of its customers. The Group’s business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. The Group conducts business in multiple geographies and specializes in a wide range of industrial products such as metals, ceramics, minerals, various steel products and ferro-alloys and wood products.
In March 2015, the Company announced its strategy to leverage its trade finance and supply chain platform by offering additional trade and structured finance services and solutions, including regulated products, to its existing customer base.
As an integral part of its long-term strategy and focus on expanding its trade finance and solutions offerings, in the second quarter of 2015, the Company announced that it had entered into an agreement to acquire a licensed Western European bank. In January 2016, the Company received all necessary regulatory approvals and completed the acquisition of the bank (see Note 29).
On September 30, 2015, the Company classified certain disposal groups as held for sale as their carrying amounts will be recovered principally through a sale transaction rather than through continuing use (see Note 4).
A.   Basis of Presentation
Basis of Accounting
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). MFC Bancorp complies with all the requirements of IFRS.
These consolidated financial statements were prepared using going concern, accrual (except for cash flow information) and historical cost (except for investment property and certain inventories, financial assets and financial liabilities which are measured at fair value and certain assets that are measured at fair value less costs to sell or of disposal) bases.
The presentation currency of these consolidated financial statements is the Canadian dollar ($), as rounded to the nearest thousand (except per share amounts and amounts indicated in specific monetary units).
Change in Presentation Currency
Effective December 31, 2015, the Company changed its presentation currency from the United States (the “U.S.”) dollar (“US$”) to the Canadian dollar.
In compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”), the consolidated financial statements for all prior years presented have been translated into Canadian dollars using the same translation method as disclosed under the sub-heading “Use of a presentation currency other than the functional currency” of this Note 1A. Furthermore, as a result of the change in the presentation currency, the statement of the financial position as at the beginning of the preceding year (i.e. January 1, 2014) has been included in this financial report.
The Company ceased to use the U.S. dollar as its presentation currency on December 31, 2015 because the Company does not have significant assets or revenues denominated in the U.S. dollar. Prior to 2007 when the Company began reporting in the U.S. dollar due to the concentration of assets and income denominated in the U.S. dollar, the Company used the Canadian dollar as its presentation currency because it is incorporated in Canada.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

Principles of Consolidation
These consolidated financial statements include the accounts of MFC Bancorp and entities it controls. The Company controls an investee if and only if it has all the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of its returns. When the Group holds, directly or indirectly, more than 50% of the voting power of the investee, it is presumed that the Group controls the investee, unless it can be clearly demonstrated that this is not the case. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions, including unrealized profits arising from intragroup transactions, have been eliminated in full. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.
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
When the Group loses control of a subsidiary, it (a) derecognizes: (i) the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost; and (ii) the carrying amount of any non-controlling interests in the former subsidiary at the date when control is lost (including any components of other comprehensive income attributable to them); (b) recognizes: (i) the fair value of the consideration received, if any, from the transaction, event or circumstances that resulted in the loss of control; (ii) if the transaction, event or circumstances that resulted in the loss of control involves a distribution of shares of the subsidiary to owners in their capacity as owners, that distribution; and (iii) any investment retained in the former subsidiary at its fair value at the date when control is lost; (c) reclassifies to profit or loss, or transfers directly to retained earnings if required by IFRS, the amounts recognized in other comprehensive income in relation to the subsidiary and (d) recognizes any resulting difference as a gain or loss in profit or loss attributable to the Group.
The financial statements of MFC Bancorp and its subsidiaries used in the preparation of the consolidated financial statements are prepared as of the same date, using uniform accounting policies for like transactions and other events in similar circumstances.
Foreign Currency Translation
The presentation currency of the Group’s consolidated financial statements is the Canadian dollar.
MFC Bancorp conducts its business throughout the world through its foreign operations. Foreign operations are entities that are subsidiaries, associates, joint arrangements or branches, the activities of which are based or conducted in countries or currencies other than those of MFC Bancorp. Functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. Foreign currency is a currency other than the functional currency of the entity. The functional currencies of the Company and its subsidiaries and branches primarily comprise the Canadian dollar, Euro (“EUR” or “€”) and U.S. dollar (“US$”).
Reporting foreign currency transactions in the functional currency
A foreign currency transaction is a transaction that is denominated or requires settlement in a foreign currency. A foreign currency transaction is recorded, on initial recognition in an entity’s functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

foreign currency at the date of the transaction. At the end of each reporting period: (a) foreign currency monetary items are translated using the closing rate; (b) non-monetary items denominated in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction; and (c) foreign currency non-monetary items that are measured at fair value are translated using the exchange rates at the date when the fair value was determined.
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
Use of a presentation currency other than the functional currency
When an entity presents its financial statements in a currency that differs from its functional currency, the results and financial position of the entity are translated into the presentation currency using the following procedures: (a) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position; (b) income and expenses for each statement of comprehensive income or separate income statement presented are translated at exchange rates at the dates of the transactions or, for practical reasons, the average exchange rates for the periods when they approximate the exchange rates at the dates of the transactions; (c) individual items within equity are translated at either the historical exchange rates when practical or at the closing exchange rates at the date of the statement of financial position; and (d) all resulting exchange differences are recognized in other comprehensive income.
The following table sets out exchange rates for the translation of the Euro and U.S. dollar, which represented the major trading currencies of the Group, into the Canadian dollar:
	EUR	US$
Closing rate at December 31, 2015	1.5029	1.3840
Average rate for the year 2015	1.4182	1.2787
Closing rate at December 31, 2014	1.4038	1.1601
Average rate for the year 2014	1.4671	1.1045
Closing rate at December 31, 2013	1.4655	1.0636
Average rate for the year 2013	1.3681	1.0299
Fair Value Measurement
Certain assets and liabilities of the Group are measured at fair value (see Note 1B. Significant Accounting Policies).
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

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

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
Non-current Assets Held for Sale
A non-current asset (or disposal group) is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such asset (or disposal group), the appropriate level of management must be committed to a plan to sell the asset (or disposal group) and an active program to locate a buyer and complete the plan must have been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale is highly probable to complete within one year from the date of classification, except as permitted under certain events and circumstances. If the aforesaid criteria are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. The Group does not depreciate or amortize a non-current asset while it is classified as held for sale.
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
Restatement
In connection with the preparation of these financial statements and after an examination of various historic transactions on a case-by-case basis involving the purchase and subsequent sale of goods to customers or their affiliates, management of the Group determined to reclassify $129,899 and $91,465 of gross revenues previously recognized for fiscal 2014 and 2013, respectively, along with corresponding costs of sales and services of  $126,318 and $88,974, respectively for each such period on a net basis where the

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

costs of purchases of goods and subsequent sales of such goods to these entities were previously recorded on a gross basis. As a result, revenues were reduced and restated by $126,318 and $88,974 for 2014 and 2013, respectively, with a corresponding identical reduction to our costs of sales and services for such periods, and such comparative periods have been restated accordingly. This had no impact on the Group’s net income, income from operations, statement of cash flows or financial position.
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
When a financial asset or financial liability is recognized initially, the Group measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs related to the acquisition or issue of a financial asset or financial liability at fair value through profit or loss are expensed as incurred. The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification.
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
After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss (including derivatives that are liabilities) which are measured at their fair values (except for derivative liabilities that are linked to and must be settled by delivery of unquoted equity instruments whose fair value cannot be reliably measured, which should be measured at cost).
Regular way purchases and sales of financial assets are accounted for at the settlement date.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

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

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.
Gains and losses on sales of securities are calculated on the average cost basis.
(v) Receivables
Receivables are classified as loans and receivables and are measured at amortized cost.
Receivables are net of an allowance for credit losses, if any. The Group performs ongoing credit evaluations of its customers and adjusts the allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts.
(vi) Allowance for Credit Losses
The Group applies credit risk assessment and valuation methods to its trade and other receivables. The Group’s allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in the Group’s receivables and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on behalf of the Group, such as guarantees and letters of credit. An allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
Specific provisions are established on an individual receivable basis. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.
If, in a subsequent period, the amount of an impairment loss decreases and the decrease is related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed by adjusting the allowance account.
(vii) Derivative Financial Instruments
A derivative is a financial instrument or other contract with all three of the following characteristics: (a) its value changes in response to the change in a specified interest rate, financial instrument price, product price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; (b) it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (c) it is settled at a future date. A derivative financial instrument is either exchange-traded or negotiated. A derivative is included in the consolidated statement of financial position and is measured at fair value. The recognition and measurement of a derivative financial instrument is covered by IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), which does not apply to a contract that is entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements.
Derivatives embedded in other financial instruments or other host contracts are accounted for as separate derivatives and recorded separately in the consolidated statement of financial position at fair value when their risks and characteristics are not closely related to those of the host contract. Changes in the fair value of those embedded derivatives recognized separately in the consolidated statement of financial position are recognized in profit or loss as they arise.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

Where the Group has both the legal right and intent to settle derivative assets and liabilities simultaneously with the counterparty, the net fair value of the derivative financial instruments is reported as an asset or liability, as appropriate.
Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognized in profit or loss as they arise.
(viii) Inventories
Inventories principally consist of raw materials, work-in-progress, and finished goods. Inventories, other than products acquired in commodity activities, are recorded at the lower of cost and net realizable value. Cost, where appropriate, includes an allocation of manufacturing overheads incurred in bringing inventories to their present location and condition and is assigned by using the first-in, first-out formula for inventories in the finance and supply chain business and weighted average cost formula for other inventories. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The reversal of a write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of costs of sales and services in the period in which the reversal occurs.
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
Real estate held for sale is accounted for as inventories measured at the lower of cost (on a specific item basis) and net realizable value. Net realizable value is estimated by reference to sale proceeds of similar properties sold in the ordinary course of business less all estimated selling expenses around the reporting date, or by management estimates based on prevailing market conditions. The amount of any write-down of properties to net realizable value is recognized as an expense in the period the write-down occurs. The reversal of a write-down arising from an increase in net realizable value is recognized in the period in which the reversal occurs.
All of the Group’s real estate held for sale is located in Europe.
(x) Investment Property
Investment property is property that is held for generating rental income or for capital appreciation or both, rather than for: (a) use in the production or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business. The Group’s investment property comprises freehold land and buildings. Investment property is initially recognized at cost including related transaction costs. After initial recognition, investment property is measured at fair value, with changes in fair value recognized in profit or loss in the period in which they arise.
The fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm’s length transaction. Fair value specifically excludes an estimated price inflated or deflated by special terms or circumstances, special considerations or concessions granted by anyone associated with the sale. The Group determines fair value without any deduction for transaction costs it may incur on sale or other disposal. Fair value of the Group’s investment property is based on valuations prepared annually by external evaluators in accordance with guidance issued by the International

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

Valuation Standard Committee and reviewed by the Group, or these valuations are updated by management when there are no significant changes in the inputs to the valuation prepared by external evaluators in the preceding year, in accordance with guidance on fair value in IFRS 13.
All of the Group’s investment property is located in Europe.
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
The depreciable amounts of the Group’s property, plant, and equipment (i.e. the costs of the assets less their residual values) are depreciated according to the following estimated lives and methods:
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
(xii) Impairment of Non-financial Assets
The Group reviews the carrying amounts of its non-financial assets at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.
The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Where an individual asset does not generate separately identifiable cash flows, an impairment test is performed at the cash-generating unit (“CGU”) level. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

the carrying amount of an asset (or CGU) exceeds its recoverable amount, the asset (or CGU) is considered impaired and written down to its recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, an appropriate valuation model is used. These calculations are corroborated by external valuation metrics or other available fair value indicators wherever possible.
An assessment is made at the end of each reporting period whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, an estimate of the asset’s (or CGU’s) recoverable amount is reviewed. A previously recognized impairment loss is reversed to the extent that the events or circumstances that triggered the original impairment have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, depletion and amortization, had no impairment loss been recognized for the asset in prior periods.
A reversal of an impairment loss for a CGU is allocated to the assets of the CGU pro-rata with the carrying amounts of those assets.
(xiii) Leases
A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Operating lease payments are expensed in profit or loss over the term of the lease on a straight line basis.
(xiv) Defined Benefit Pension Plan
The Group has defined benefit pension plans.
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

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

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
The Group does not recognize a contingent or reimbursement asset unless it is virtually certain that the contingent or reimbursement asset will be received.
(xvi) Puttable Instrument Financial Liabilities
A puttable financial instrument represents a contractual obligation for the issuer to repurchase or redeem that instrument for cash or another financial asset on exercise of the put. Puttable instruments held by non-controlling interests in a subsidiary are classified as a financial liability, which is recognized at an amount equal to the present value of the amount that could be required to be paid to the counterparties. Changes in the measurement of the obligation due to the unwinding of the discount or changes in the amount that the acquirer could be required to pay are recognized in profit or loss.
The financial liability is reclassified to equity when all the features of and conditions for classification as equity are met. At such time, equity is measured at the carrying amount of the financial liability at the date of reclassification.
(xvii) Own Equity Instruments
The Group’s holdings of its own equity instruments, including common stock and preferred stock, are classified as “treasury stock” and deducted from shareholders’ equity at cost and in the determination of the number of equity shares outstanding. No gain or loss is recognized in profit or loss on the purchase, sale, re-issue or cancellation of the Group’s own equity instruments.
(xviii) Revenue Recognition
Revenues include proceeds from sales of supply chain products and services, real estate properties, medical instruments and supplies, fees from provisions of financial and other services, rental income on investment property, interest and dividend income and net gains on securities.
Revenue from the sale of goods is recognized when: (a) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods (which generally coincides with the time when the goods are delivered to buyer and title has passed); (b) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Group; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

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
(xix) Costs of Sales and Services
Costs of sales and services include the costs of goods (supply chain products and services, real estate properties, medical instruments and supplies) sold. The costs of goods sold include both the direct cost of materials and indirect costs, freight charges, purchasing and receiving costs, inspection costs, distribution costs and a provision for warranty when applicable.
Costs of sales and services also include write-downs of inventories, net loss on securities, credit losses on loans and receivables and fair value gain and loss on investment property, commodity inventories and derivative contracts.
The reversal of write-downs of inventories and allowance for credit losses reduces the costs of sales and services.
(xx) Employee Benefits
Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group. The employee benefits are included in either costs of sales and services or selling, general and administrative expense, as applicable.
(xxi) Share-Based Compensation
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

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

No reduction is recognized if this difference is negative. When an equity-settled award is cancelled other than by forfeiture when the vesting conditions are not satisfied, it is treated as if it had vested on the date of cancellation and any cost not yet recognized in profit or loss for the award is expensed immediately.
Share-based compensation expenses are classified as selling, general and administrative expenses. When stock options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to capital stock.
(xxii) Finance Costs
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
Capital stock and debt are recorded at the proceeds received, net of direct issue costs (transaction costs). The transaction costs attributable to the debt are amortized over the debt term using the effective interest method.
(xxiii) Income Taxes
Income tax expense (recovery) comprises current income tax expense (recovery) and deferred income tax expense (recovery) and includes all domestic and foreign taxes which are based on taxable profits. The current income tax provision is based on the taxable profits for the period. Taxable profit differs from income before income taxes as reported in the statements of operations because it excludes items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Group’s liability for current income tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred income tax liabilities are recognized for all taxable temporary differences:
-
except where the deferred income tax liability arises on goodwill that is not tax deductible or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

-
in respect of taxable temporary differences associated with investments in subsidiaries and branches, except where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

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

-
in respect of deductible temporary differences associated with investments in subsidiaries and branches, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

On the reporting date, management reviews the Group’s deferred income tax assets to determine whether it is probable that the benefits associated with these assets will be realized. The Group also reassesses unrecognized deferred income tax assets. This review and assessment involve evaluating both positive and negative evidence. The Group recognizes a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.
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
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities, and when they relate to income tax levied by the same taxation authority and the Group intends to settle its current income tax assets and liabilities on a net basis.
Withholding taxes (which include withholding taxes payable by a subsidiary on distributions to the Group) are treated as income taxes when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived.
The Group includes interest charges and penalties on current income tax liabilities as a component of interest expense.
(xxiv) Earnings Per Share
Basic earnings per share is determined by dividing net income attributable to ordinary equity holders of the parent company by the weighted average number of common shares outstanding during the period, net of treasury stock.
Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the effect of dilutive potential ordinary shares. For the purpose of calculating diluted earnings per share, the Group assumes the exercise of its dilutive options with the assumed proceeds from these instruments regarded as having been received from the issue of common shares at the average market price of common shares during the period. The difference between the number of common shares issued and the number of common shares that would have been issued at the average market price of common shares during the period is treated as an issue of common shares for no consideration and added to the weighted average number of common shares outstanding. The amount of the dilution is the average market price of common shares during the period minus the issue price and the issue price includes the fair value of services to be supplied to the Group in the future under the share-based payment arrangement. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share or increase loss per share from continuing operations.
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
(xxv) Business Combinations
The Group accounts for each business combination by applying the acquisition method. Pursuant to the acquisition method, the Group, when a business combination occurs and is identified as the acquirer, determines the acquisition date (on which the Group legally transfers the consideration, acquires the assets

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

and assumes the liabilities of the acquiree), recognizes and measures the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognizes and measures goodwill or a gain from a bargain purchase (i.e. negative goodwill). The identifiable assets acquired and the liabilities assumed are measured at their acquisition-date fair values. A non-controlling interest is measured at either its fair value or its proportionate share in the recognized amounts of the subsidiary’s identifiable net assets, on a transaction-by-transaction basis.
The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, the liabilities incurred by the Group to former owners of the acquiree and the equity interests issued by the Group.
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
Acquisition-related costs are costs the Group incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. The Group accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities (see Significant Accounting Policy Item (xxii) above).
(xxvi) Exploration and Evaluation Assets
Exploration and evaluation assets comprise hydrocarbon probable reserves and hydrocarbon unproved lands in the consolidated statements of financial position.
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
(xxvii) Interests in Resource Properties
The Group’s interests in resource properties include a royalty interest in an iron ore mine and hydrocarbon development and production assets.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

(a) Recognition and measurement
Interests in resource properties are initially measured at cost and subsequently carried at cost less accumulated depletion and, if any, accumulated impairment losses.
The cost of an interest in resource property includes the initial purchase price and directly attributable expenditures to find, develop, construct and complete the asset. This cost includes reclassifications from exploration and evaluation assets, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells. Any costs directly attributable to bringing the asset to the location and condition necessary to operate as intended by management and result in an identifiable future benefit are also capitalized. These costs include an estimate of decommissioning obligations and, for qualifying assets, capitalized borrowing costs.
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
(xxviii) Decommissioning Obligations
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

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

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
C.   Critical Judgments in Applying Accounting Policies
In the process of applying the Group’s accounting policies, management makes various judgments, apart from those involving estimations under Note 1D below, that can significantly affect the amounts it recognizes in the consolidated financial statements. The following are the critical judgments that management has made in the process of applying the Group’s accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:
(i) Identification of Cash-generating Units
The Group’s assets are aggregated into CGUs, for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposures to market risks. In the event facts and circumstances surrounding factors used to determine the Group’s CGUs change, the Group will re-determine the groupings of CGUs.
(ii) Assets Held for Sale
The Group applies judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.
(iii) Consolidation
Judgment is required when assessing whether the Group controls and therefore consolidates an entity, particularly an entity with complex share capital, management/decision-making or financing structures. Judgment is required to determine whether the Group has decision-making power over the key relevant activities of an investee, whether the Group has exposure or rights to variable returns from its involvement with the investee and whether the Group has the ability to use that power to affect its returns.
(iv) Purchase Price Allocations
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

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

(v) Impairment of Receivables
A receivable is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the receivable to the extent the Group no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Group assesses receivables for objective evidence of impairment individually for receivables that are individually significant, and collectively for receivables that are not individually significant. Management exercises judgment as to the timing of designating a receivable as impaired, the amount of the allowance required and the amount that will be recovered by taking into consideration collateral that is directly linked to the receivable.
D.   Major Sources of Estimation Uncertainty
The timely preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses.
The major assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. These items require management’s most difficult, subjective or complex estimates. Actual results may differ materially from these estimates.
(i) Impairment of Assets Held for Sale
The Group had hydrocarbon assets, iron ore interests and an amount due from former subsidiaries classified as held for sale aggregating $136,156 at December 31, 2015. The Group measures a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell and recognizes an impairment loss for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell, to the extent that it has not been recognized. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, which generally does not include a transaction which takes place under duress or when the seller is experiencing financial difficulty in a forced sale. Management relies on external valuation reports using discounted cash flows to measure the fair values of the hydrocarbon interests which are classified as assets held for sale. Management then reviews the reports and compares to market and industry data so as to ensure that the trends and fluctuations are consistent.
(ii) Impairment of Other Non-financial Assets
The Group had property, plant and equipment aggregating $95,745 at December 31, 2015, consisting mainly of two power plants and a ferrosilicon production facility. Impairment of the Group’s non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company’s CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of the Group’s property, plant and equipment.
(iii) Taxation
The Group is subject to tax in a number of jurisdictions and judgment is required in determining the worldwide provision for income taxes. Deferred income taxes are recognized for temporary differences using the liability method, with deferred income tax liabilities generally being provided for in full (except for taxable temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements where the Group is able to control the timing of the reversal of the

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future) and deferred income tax assets being recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.
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
The Group companies’ income tax filings are subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group’s income tax liabilities. In addition, the companies have filed appeals and have disputed certain issues. While the results of these items cannot be ascertained at this time, the Group believes that the Group has an adequate provision for income taxes based on available information.
The Group recognized deferred income tax assets of  $20,641 at December 31, 2015. In assessing the realizability of deferred income tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.
The Group provides for future income tax liabilities in respect of uncertain tax positions where additional income tax may become payable in future periods and such provisions are based on management’s assessment of exposures. The Group did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries and branches where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The Group may change its investment decision in its normal course of business, thus resulting in additional income tax liabilities.
(iv) Contingencies
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
(v) Allowance for Credit Losses
The Group applies credit risk assessment and valuation methods to its trade and other receivables (see Note 1B(vi)). Subsequent to December 31, 2015, a customer of the Group filed for insolvency. A customer insolvency is an adjusting subsequent event under IAS 10, Events after the Reporting Period (“IAS 10”), and, as a result, the Group had to determine an allowance for credit losses against the receivables due from the customer and its affiliates, the provisions under certain guarantees which the Group had made, and the potential recoveries as at December 31, 2015. The recognition and measurement of these provisions was a complex process, involving a significant degree of judgment and a high level of estimation uncertainty. The input factors include the Group’s legal rights and obligations under all the contracts and collateral which include inventories, mortgages and other credit enhancement instruments. After the recognition of the impairment losses, the Group had trade receivables of  $92,595 due from the customer and its affiliates as at December 31, 2015.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

E.   Accounting Changes
Future accounting changes
IFRS 9, Financial Instruments, (“IFRS 9”) issued in July 2014 is the IASB’s replacement of IAS 39. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for annual reporting periods beginning on or after January 1, 2018 with earlier application permitted. Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on the Group’s consolidated financial statements.
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014. In September 2015, the IASB deferred the effective date of IFRS 15 to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. Management is currently assessing the impacts of IFRS 15 on the Group’s consolidated financial statements.
IFRS 16, Leases (“IFRS 16”), issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees under a single model that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management is currently assessing the impacts of IFRS 16 on the Group’s consolidated financial statements.
Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, were issued in September 2014 and are to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3, Business Combinations (“IFRS 3”). Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture. In December 2015, the IASB postponed the effective date of these amendments indefinitely, pending the outcome of its research project on the equity method of accounting, though earlier application is permitted. Adoption of these amendments is not expected to have significant impact on the Group’s consolidated financial statements.
Amendments to IFRS 11, Joint Arrangements, were issued in May 2014 and are effective for annual reporting periods beginning on or after January 1, 2016, to be applied prospectively with earlier application permitted. The amendments clarify that an acquisition of a joint interest in a joint operation that is a business should be accounted for and disclosed as a business combination in accordance with IFRS 3. Adoption of these amendments is not expected to have a significant impact on the Group’s consolidated financial statements.
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
The Group sets the amount of capital in proportion to risk. The Group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 2.
Capital Disclosure on the Group’s Objectives, Policies and Processes for Managing Its Capital

Structure (continued)

Consistent with others in the finance and supply chain industry, the Group monitors capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of shareholders’ equity other than amounts in accumulated other comprehensive income relating to cash flow hedges, and includes some forms of subordinated debt. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. The debt does not include short-term bank borrowings.
As at December 31:	2015	2014
Total debt	$259,038	$363,255
Less: cash and cash equivalents	(197,519)	(344,891)
Net debt (net cash and cash equivalents)	61,519	18,364
Shareholders’ equity	367,192	777,717
Debt-to-adjusted capital ratio	0.17	0.02
As at December 31:	2015	2014
Long-term debt	$174,333	$297,157
Shareholders’ equity	367,192	777,717
Long-term debt-to-equity ratio	0.47	0.38
During 2015, the Group’s strategy, which was unchanged from 2014, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a manageable level. The increase in the ratios in 2015 reflects the reduction in shareholders’ equity. The terms and conditions of the Group’s debt agreements include, and future debt agreements may include, covenants and restrictions of a customary nature for such agreements.
Note 3.   Acquisitions of Consolidated Entities
Year 2015
There were no business combinations in 2015.
Year 2014
F.J. Elsner & Co. GmbH (“Elsner”)
In March 2014, MFC Bancorp, through its Austrian subsidiary, acquired all of the outstanding shares in Elsner. Elsner is an Austrian-based finance and supply chain company focused on steel and related products. Elsner offers a full range of steel products, including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubers and merchant bars.
The purchase price consisted of a nominal consideration (including certain contingent payments between the parties over a 10-year period based on current inventories and account receivables, existing legal actions and utilization of certain tax loss carry-forwards). There were no goodwill or intangible assets acquired. This acquisition was not considered a material business combination. The amount of acquisition-related costs was nominal which was included in selling, general and administrative expenses in profit or loss.
FESIL AS (“FESIL”)
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

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 3.   Acquisitions of Consolidated Entities (continued)

The base purchase price of  $93,480 was based on the net tangible asset value as of September 30, 2013 and was subsequently adjusted to reflect the fair value of certain assets and the profit and loss over the period to final closing. There is a two-year royalty based on tiered ferrosilicon production at the Mo i Rana facility, expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production. Management recognized this contingent consideration as a liability which was measured at its fair value on the acquisition date. There were nominal intangible assets and there was no goodwill acquired. This acquisition was not considered a material business combination. The amount of acquisition-related costs was $615 which was included in selling, general and administrative expenses in profit or loss.
Year 2013
There were no business combinations in 2013.
Note 4.   Assets Classified as Held for Sale and Discontinued Operations
In March 2015, the Board of Directors of the Company approved a plan to rationalize certain assets of MFC Energy Corporation, a subsidiary of the Company, with a portion of the net proceeds to be redeployed to the Company’s other businesses and the balance to be returned to shareholders.
In the third quarter of 2015, the Board of Directors of the Company approved a plan to sell all of the Company’s resource properties. Pursuant to the resolution, an active program to locate buyers and complete the plan has been initiated. Management is of opinion that the disposal groups are actively marketed for sale at a price that is reasonable in relation to their current fair value and the sales are expected to be completed within one year. As such, the assets of the disposal groups were classified as assets held for sale as of September 30, 2015. In compliance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the operations and cash flows of the disposal groups are accounted for as discontinued operations.
The Company’s discontinued operations comprised the hydrocarbon properties and iron ore interests, both of which were included in the Company’s former global supply chain segment.
The following summarizes the results of the discontinued operations for the years ended December 31:
	2015	2015	2014	2014	2013	2013
	Hydro-carbon properties	Iron ore interests	Hydro-carbon properties	Iron ore interests	Hydro-carbon properties	Iron ore interests
Revenues	$71,792	$1,625	$133,088	$13,588	$101,488	$26,727
Costs and expenses	(273,979)	(215,608)	(146,934)	(3,486)	(108,590)	(6,446)
(Loss) income before income taxes	(202,187)	(213,983)	(13,846)	10,102	(7,102)	20,281
Income tax (expense) recovery	(45,773)	45,844	4,853	(4,574)	339	(8,110)
Net (loss) income from discontinued operations	(247,960)	(168,139)	(8,993)	5,528	(6,763)	12,171
Loss on disposal of assets	—	—	—	—	—	—
Income tax expense	(11,987)	—	—	—	—	—
Net loss on disposal of assets	(11,987)	—	—	—	—	—
Total (loss) income from discontinued operations	$(259,947)	$(168,139)	$(8,993)	$5,528	$(6,763)	$12,171

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 4.   Assets Classified as Held for Sale and Discontinued Operations (continued)

All the intercompany transactions with continuing operations have been eliminated. Costs and expenses included the impairment losses on tangible assets and resource properties discussed below.
The following non-cash impairment losses (before income taxes) were recognized and included in costs and expenses in the above table in the years ended December 31:
	2015	2014	2013
Hydrocarbon properties	$196,549	$33,200	$6,463
Interests in iron ore mines	215,600	—	—
Gross impairment	$412,149	$33,200	$6,463

Hydrocarbon properties
In September 2015, the Group’s realized pricing of natural gas, natural gas liquids and oil had declined since December 31, 2014. As such, as at September 30, 2015, the Group performed an impairment assessment on its hydrocarbon properties utilizing post-tax discount rates between 10% and 13% and recognized a non-cash impairment loss of  $143,609. As a result of the impairment charge, a previously recorded deferred tax asset of  $50,918 had to be written off. This non-cash impairment comprised $46,715 allocated to interests in resource properties, $16,108 to probable reserves, $33,114 to property, plant and equipment and $47,672 to the properties previously included in assets held for sale. In the fourth quarter of 2015, the Group recognized an additional impairment loss of  $52,940.
On December 30, 2015, the Group sold a 95% economic interest in certain hydrocarbon assets and the related liabilities to a third party for nominal and contingent consideration (see Note 23). Based on the terms of the transaction, the Group continued to be registered holder of the entities holding these assets and liabilities but lost power to direct the business activities of these subsidiaries. As such, effective December 30, 2015 the Group ceased consolidating these entities (the former subsidiaries). No gain or loss was recognized upon the disposition. However, a deferred tax expense of  $11,987 was recognized resulting from the write-off of previously recognized deferred tax assets. Furthermore, as a result of the deconsolidation of the former subsidiaries, a net receivable of  $11,600 due from the former subsidiaries was recognized as at December 31, 2015 as the amount was no longer eliminated within the Group and was included in assets held for sale. The remaining economic interest has been recognized at a nominal value as at December 31, 2015.
In December 2014, the Group’s realized pricing of natural gas, natural gas liquids and oil declined 20%, 32% and 35%, respectively. As such, as at December 31, 2014, the Group performed an annual impairment assessment on its hydrocarbon properties utilizing post-tax discount rates between 8.5% and 9.0% and recognized an impairment loss of  $33,200 before a deferred income tax recovery of  $8,372. This impairment is comprised of  $18,780 allocated to interests in resource properties, $7,191 to probable reserves, $3,707 to unproved lands and $3,522 to assets held for sale.
As at December 31, 2013, the Group performed an annual impairment assessment on its hydrocarbon properties based on a pre-tax discount rate of 10% and recognized an impairment loss of  $6,463 before an income tax recovery of  $1,660.
Interests in iron ore mines
In the first quarter of 2015, the operator of the iron ore mine in Canada in which the Group has a royalty interest commenced proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) with respect to its Canadian operations and publicly disclosed that its assets comprising the mine will be included in any sales process.
In the third quarter of 2015, the long-term price curve of iron ore continued to deteriorate. Management of the Group reviewed the underlying legal documents and performed a sensitivity analysis on the expected future cash flows from its royalty interest. Consideration was given to reasonably possible scenarios,

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 4.   Assets Classified as Held for Sale and Discontinued Operations (continued)

including the Company exercising its step-in rights and re-taking the mine. The primary factors which impact the recoverable amount, among others, are the number of years of production, iron ore pricing and/or production costs. Each possible scenario was assigned a probability. Based on the cash flows projections, management determined that a non-cash impairment loss of  $218,203 was required, before a deferred income tax recovery of  $54,305, as at September 30, 2015, to write down the carrying amount of its interest to a nominal amount. In the fourth quarter of 2015, the Group reversed the previously recognized impairment loss by $30,000 and recognized a related deferred tax liability of  $7,800. The reversal of the previously recognized impairment loss reflected the improvements in the expected future cash flows under possible scenarios, using a pre-tax discount rate of 9% and taking into consideration events that occurred subsequent to the third quarter of 2015.
The Group also reviewed the cash flow projections for the iron ore development project located in the United States. Given the reduced viability of this project, high capital cost to complete requisite studies and management’s business focus on trade finance banking activities, management determined that an impairment loss of  $27,397 was required, before a deferred income tax recovery of  $nil, as at September 30, 2015, to write down the carrying amount of its interest to a nominal amount.
There were no impairment charges on the Group’s interests in iron ore mines during the years ended December 31, 2014 and 2013.
The assets held for sale comprised the following items as of December 31, 2015 and 2014, respectively:
	2015	2014
Assets held for sale:
Hydrocarbon properties	$94,556	$116,729
Amount due from former subsidiaries, net	11,600	—
Royalty interest in an iron ore mine	30,000	—
Interest in an iron ore development project	—*	—
Investment property	—**	35,378
	136,156	152,107
Liabilities (including decommissioning obligations) relating to assets held for sale:
Hydrocarbon properties	(79,779)	(17,802)
Royalty interest in an iron ore mine, deferred income tax liability	(7,800)	—
Total liabilities	(87,579)	(17,802)
Net assets held for sale	$48,577	$134,305
Represented by:
Hydrocarbon properties	$14,777	$98,927
Royalty interest in an iron ore mine	22,200	—
Amount due from former subsidiaries, net	11,600	—
Investment property	—**	35,378
	$48,577	$134,305

*
The interest was written down to a nominal amount.

**
The Group ceased to classify its investment property as held for sale on September 30, 2015.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 4.   Assets Classified as Held for Sale and Discontinued Operations (continued)

The major assets and liabilities of the hydrocarbon properties disposal group as at December 31, 2015 comprised the following:
Current assets	$8,583
Non-current assets held for sale	85,973
Total assets	94,556
Bank debt	(59,252)
Short-term borrowings	(1,859)
Decommissioning obligations	(17,923)
Other liabilities	(745)
Net assets held for sale, owing to the Group entities	$14,777

As at December 31, 2015, there was a net cumulative translation adjustment loss of  $20,772 arising from the translation of the financial position of the disposal groups into the Canadian dollar reporting currency, which has been included in accumulated other comprehensive income under equity. The cumulative translation adjustment loss is subject to further changes resulting from the fluctuation of the underlying functional currencies of the disposal groups against the Canadian dollar and will be reclassified to profit or loss upon the disposal of the subsidiaries and/or operations.
If the disposal groups had been re-presented in the statement of financial position as of December 31, 2014, the following non-current assets and associated decommissioning obligations would have been reclassified and included in assets held for sale and liabilities relating to assets held for sale:
Property, plant and equipment	$43,652
Interests in resource properties	403,813
Hydrocarbon probable reserves	50,644
Hydrocarbon unproved lands	27,560
Decommissioning obligations	(149,199)
Note 5.   Business Segment Information
The Group is primarily in the finance and supply chain business, which includes marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities.
In reporting to management, the Group’s operating results are categorized into the following operating segments: finance and supply chain and all other segments.
Previously, the Group presented its finance and supply chain business in two reportable segments, global supply chain and trade finance and services. However, as the Group has advanced its long-term strategy, the divide between these two segments has become less clear while the revenue and cost synergies have become more apparent. Therefore, as a result of the integrated nature of these operations, the Group has combined these two former segments into the finance and supply chain segment.
Basis of Presentation
In reporting segments, certain of the Group’s business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the products and services; (ii) the methods of distribution, and (iii) the types or classes of customers/clients for the products and services.
The Group provides supply chain services, logistics and other trade and structured finance services to producers and consumers of the Group’s products. The trade finance and services business also provides supply chain structured solutions. These activities provide cost effective and efficient transportation, as well

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 5.   Business Segment Information (continued)

as payment terms accommodating working capital requirements of the Group’s customers and partners. The Group’s operations often utilize strategies and structures to facilitate the working capital needs of the Group’s clients. The Group supplies various products, including metals, ceramics, minerals, various steel products and ferro-alloys and wood products. The Group also seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period.
The all other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s (a) reported revenue, (b) net income or (c) total assets. The Group’s other operating segments primarily include business activities in medical equipment, instruments, supplies and services.
The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment’s assets and liabilities; and (e) deferred income tax assets and liabilities are not allocated.
The segment information for prior years presented has been restated to reflect the combination of the two former reportable segments of global supply chain and trade finance and services into the finance and supply chain segment. All data and discussions on revenues, expenses, income and loss in this Note 5 relate to the Group’s continuing operations only and do not include discontinued operations.
Segment Operating Results
	Year ended December 31, 2015
	Finance and supply chain	All other	Elimination with discontinued operations	Total
Revenues from external customers	$1,544,481	$35,221	$—	$1,579,702
Intersegment sale	1,705	175	—	1,880
Interest expense	15,535	11	—	15,546
Loss before income taxes	(53,811)	(449)	(1,157)	(55,417)
	Year ended December 31, 2014
	(Restated – Note 1A)
	Finance and supply chain	All other	Elimination with discontinued operations	Total
Revenues from external customers	$1,256,520	$29,804	$—	$1,286,324
Intersegment sale	242	507	—	749
Interest expense	11,690	45	—	11,735
Income (loss) before income taxes	19,264	(10,873)	(2,077)	6,314

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 5.   Business Segment Information (continued)

	Year ended December 31, 2013
	(Restated – Note 1A)
	Finance and supply chain	All other	Elimination with discontinued operations	Total
Revenues from external customers	$597,518	$23,567	$—	$621,085
Intersegment sale	219	354	—	573
Interest expense	9,069	75	—	9,144
Income (loss) before income taxes	15,341	(9,851)	(2,331)	3,159
	As at December 31, 2015
	Finance and supply chain	All other	Total
Segment assets	$907,337	$70,014	$977,351
	As at December 31, 2014
	Finance and supply chain	All other	Total
Segment assets	$1,638,921	$53,298	$1,692,219
	As at December 31, 2015
	Finance and supply chain	All other	Total
Segment liabilities	$594,842	$13,309	$608,151
	As at December 31, 2014
	Finance and supply chain	All other	Total
Segment liabilities	$896,932	$16,354	$913,286
Geographic Information
Due to the highly integrated nature of international products and services, finance and supply chain activities and markets, and a significant portion of the Group’s activities requiring cross-border coordination in order to serve the Group’s customers and clients, the methodology for allocating the Group’s profitability to geographic regions is dependent on estimates and management judgment.
Geographic results are generally determined as follows:
Segment	Basis for attributing revenues
Finance and supply chain	Locations of external customers or the reporting units, whichever is appropriate
All other	Locations of the reporting units

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 5.   Business Segment Information (continued)

Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenues from external customers attributed to MFC Bancorp’s country of domicile (i.e. Canada) and all foreign geographic regions from which the Group derives revenues:
Years ended December 31:	2015	2014	2013
		(Restated – Note 1A)
Canada	$39,196	$31,578	$2,443
Africa	26,376	24,633	5,139
Americas	297,830	277,130	166,403
Asia	176,766	81,877	22,411
Europe	1,038,496	871,106	424,689
Other	1,038	—	—
	$1,579,702	$1,286,324	$621,085

Except for the geographic concentrations as indicated in the above table and one trading customer in the finance and supply chain segment representing approximately 8%, 12% and 2% of the Group’s total revenues in 2015, 2014 and 2013, respectively, there were no other revenue concentrations in 2015, 2014 and 2013.
The following table presents non-current assets other than financial instruments, post-employment benefit assets, deferred tax assets and other non-current assets by geographic area based upon the location of the assets.
As at December 31:	2015	2014
Canada	$27,742	$549,949
Africa	33,695	28,890
Americas	4,651	3,654
Asia	7,770	451
Europe	73,572	21,902
	$147,430	$604,846

The non-current assets located in Canada as of December 31, 2014 comprised primarily the Group’s interests in resource properties and hydrocarbon properties which were classified as assets held for sale during 2015 (see Note 4).
Note 6.   Trade Receivables
As at December 31:	2015	2014
Trade receivables, gross amount (including $nil (2014: $1,227) due from related parties)	$172,439	$196,813
Less: Allowance for credit losses	(21,210)	(9,255)
Trade receivables, net amount	$151,229	$187,558

Trade receivables primarily arise from finance and supply chain activities.
The Group has a specially structured non-recourse factoring arrangement with a bank for the Group’s trade receivables (see Note 14). As at December 31, 2015, trade receivables amounting to $1,226 were used as security against bank debt (see Note 15).

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 6.   Trade Receivables (continued)

As at December 31, 2015, trade receivables of  $13,918 (2014: $76,301) were past due but not impaired. The aging analyses of these trade receivables as at December 31, 2015 and 2014 are as follows:
Past-due	2015	2014
Below 30 days	$6,847	$45,608
Between 31 and 60 days	3,191	8,905
Between 61 and 90 days	1,936	4,725
Between 91 and 365 days	1,923	14,866
Over 365 days	21	2,197
	$13,918	$76,301

As at December 31, 2015, trade receivables of  $37,454 (2014: $37,969) were impaired and an allowance for credit losses of  $21,210 (2014: $9,255) has been provided. Not all past-due account balances are uncollectible as most of the accounts are covered by credit insurance or other collection procedures. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements (see Note 26). The aging analyses of impaired trade receivables as at December 31, 2015 and 2014 are as follows:
Past-due	2015	2014
Below 30 days	$13,765	$238
Between 31 and 60 days	8,656	238
Between 61 and 90 days	625	468
Between 91 and 365 days	2,792	9,101
Over 365 days	11,616	27,924
	37,454	37,969
Allowance for credit losses	21,210	9,255
Expected recoverable amount of impaired receivables(1)	$16,244	$28,714

(1)
The recoverable amount of impaired receivables is covered by credit insurance, bank guarantees and/or other credit enhancements and, therefore, management of the Group believes this entire net amount to be collectible in the ordinary course of business.

A substantial amount of the impaired trade receivables that were past-due for over one year as at December 31, 2014 were related to one customer and settled during the year ended December 31, 2015.
The movements in the allowance for credit losses during 2015 and 2014 are as follows:
	2015	2014
Balance, beginning of the year	$9,255	$1,091
Additions	13,381	3,702
Reversals	(124)	(1,463)
Write-offs	(95)	(91)
Other	(2,946)	6,859
Reclassification to assets held for sale	(114)	—
Currency translation adjustment	1,853	(843)
Balance, end of the year	$21,210	$9,255

Subsequent to December 31, 2015, a customer of the Group filed for insolvency. This is an adjusting subsequent event under IAS 10 and, as a result, the Group had to determine an allowance for credit losses against the Group’s receivables due from this customer and its affiliates. At December 31, 2015, the Group

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 6.   Trade Receivables (continued)

had gross trade receivables of  $103,300 due from this customer and its affiliates as well as other contracts with such customer. The Group conducted an extensive assessment of impairment losses on these trade receivables. This assessment involved a number of judgments and a high level of estimation uncertainty. The factors considered in these estimates include the Group’s legal rights and obligations under all related contracts and collateral, which include inventories, mortgages, insurance of collateral and other credit enhancement instruments. The Group recognized an allowance for credit losses of  $10,705 in connection with this customer and its affiliates as at December 31, 2015. After the recognition of such impairment losses, the Group had trade receivables of  $92,595 due from this customer and its affiliates as at December 31, 2015. See Note 23 for further information.
Note 7.   Other Receivables
As at December 31:	2015	2014
Investment income	$9	$13
Government environmental emission refund	4,913	1,979
Royalty income	100	600
Receivables from insurance company/supplier	4,333	12,036
Indemnification assets	—	3,361
Suppliers with debit balance	972	3,916
Other	4,400	4,501
	$14,727	$26,406

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.
Note 8.   Inventories
As at December 31:	2015	2014
Raw materials	$21,852	$27,414
Work-in-progress	5,275	4,000
Finished goods	88,556	43,120
Commodity inventories	120,323	150,213
Goods-in-transit	7,899	20,683
Other	1,440	1,181
	$245,345	$246,611
Presented on the consolidated statements of financial position as follows:
Inventories contracted at fixed prices or hedged	$141,344	$127,407
Inventories - other	104,001	119,204
	$245,345	$246,611

As at December 31, 2015, inventories with a carrying amount of  $54,635 were pledged as security for liabilities.
As at December 31, 2015, inventories aggregating $141,344 (2014: $127,407) had been contracted to be sold at fixed prices or hedged, of which $13,697 (2014: $17,079) and $127,647 (2014: $110,328), respectively, were initially financed by suppliers and short-term bank borrowings.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 9.   Deposits, Prepaid and Other
As at December 31:	2015	2014
Prepayments and deposits for inventories	$19,368	$5,317
Other	2,074	3,668
	$21,442	$8,985

Note 10.
Investment Property

Investment property was classified as non-current assets prior to September 30, 2013. In September 2013, management committed to a plan to sell its investment property. As a result, the Group’s investment property was classified as held for sale and included in current assets as at December 31, 2014 and 2013. In September 2015, management ceased to classify its investment property as held for sale and, thus, included it in non-current assets as of December 31, 2015.
Changes in investment property in non-current assets:	2015	2014
Balance, beginning of year	$—	$—
Additions	—	—
Disposals	—	—
Change in fair value during the year	—	—
Reclassification from assets held for sale	37,677	—
Currency translation adjustments	196	—
Balance, end of year	$37,873	$—

The amounts recognized in profit or loss in relation to investment property during 2015, 2014 and 2013 are as follows:
	2015	2014	2013
Rental income	$1,474	$1,468	$1,421
Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the year	279	243	343
Note 11.
Property, Plant and Equipment

The following changes in property, plant and equipment were recorded in 2015:
Costs	Opening balance	Additions	Reclassification	Reclassified to assets held for sale	Currency translation adjustments	Ending balance
Land and buildings	$3,890	$18	$—	$—	$1,982	$5,890
Refinery and power plants	104,779	3,961	—	(48,134)	6,730	67,336
Processing plant and equipment	21,204	3,836	6,769	—	2,739	34,548
Office equipment	8,584	983	(274)	(1,592)	814	8,515
	$138,457	$8,798	$6,495	$(49,726)	$12,265	$116,289

*
Net of deconsolidation of subsidiaries disposed of.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 11.
Property, Plant and Equipment (continued)

Accumulated depreciation	Opening balance	Additions	Reclassification	Reclassified to assets held for sale	Currency translation adjustments	Ending balance
Land and buildings	$436	$425	$—	$—	$739	$1,600
Refinery and power plants	9,065	1,218	—	(4,636)	1,213	6,860
Processing plant and equipment	2,979	3,936	225	—	1,252	8,392
Office equipment	3,148	871	(225)	(736)	634	3,692
	15,628	$6,450	$—	$(5,372)	$3,838	20,544
Carrying amount	$122,829					$95,745

The following changes in property, plant and equipment were recorded in 2014:
Costs	Opening balance	Additions	Disposals	Business combination*	Reclassification	Reclassified to assets held for sale	Decom- missioning obligations	Currency translation adjustments	Ending balance
Land and buildings	$3,018	$—	$—	$166	$1,047	$—	$—	$(341)	$3,890
Refinery and power plants	100,832	26,138	—	—	—	(22,913)	(1,253)	1,975	104,779
Processing plant and equipment	4,455	1,330	(972)	21,407	—	—	—	(5,016)	21,204
Office equipment	4,437	4,329	(225)	1,007	(1,047)	—	—	83	8,584
	$112,742	$31,797	$(1,197)	$22,580	$—	$(22,913)	$(1,253)	$(3,299)	$138,457

*
Net of deconsolidation of subsidiaries disposed of.

Accumulated depreciation	Opening balance	Additions	Disposals	Business combination*	Reclassified to assets held for sale	Currency translation adjustments	Ending balance
Land and buildings	$337	$283	$—	$—	$—	$(184)	$436
Refinery and power plants	7,041	4,564	—	—	(2,658)	118	9,065
Processing plant and equipment	2,726	3,217	(941)	(1,254)	—	(769)	2,979
Office equipment	2,135	1,212	(24)	—	—	(175)	3,148
	12,239	$9,276	$(965)	$(1,254)	$(2,658)	$(1,010)	15,628
Carrying amount	$100,503						$122,829

As at December 31, 2015, land and buildings with net carrying amount of  $2,352 were used as security against bank debt (see Note 15).
During 2015, 2014 and 2013, $3,948, $23,415 and $400, respectively, of expenditures were recognized in the carrying amount of items of property, plant and equipment in the course of their construction.
Note 12.
Accrued Pension Assets (Obligations)

The Group currently has post-retirement defined benefit plans for its employees in Austria, Norway, Germany and Mexico. In addition there is a small jubilee pay plan for an Austrian entity, which is based on collective agreements.
The majority of the Group’s post-retirement defined benefit pension plans are funded. These are pension arrangements for managers in Germany and Austria and a closed pension plan for former employees in Norway.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 12.
Accrued Pension Assets (Obligations) (continued)

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
In Austria and Mexico termination indemnity plans are provided to employees. These plans are required to be provided by companies based on local labor laws. They are unfunded and closed to new employees in Austria. These termination indemnity plans provide lump sum benefits in the case of retirement, disability and death.
The Group had a defined benefit pension plan for its employees in Canada which was classified as assets held for sale which was subsequently disposed of during 2015.
Changes in the defined benefit obligations for the years ended December 31:
	2015	2014
Balance, beginning of year	$27,088	$11,345
Assumed upon acquisition	—	18,124
Reclassified to assets held for sale	(10,063)	—
Net current service cost	213	527
Employee contributions	—	74
Obligation interest cost	389	492
Actuarial gains from changes in demographic assumptions and experience	(618)	(1,011)
Actuarial (gains) losses from changes in financial assumptions	(455)	2,943
Benefits paid	(1,272)	(4,621)
Currency translation adjustments	617	(785)
Balance, end of year	$15,899	$27,088
Defined benefit obligations for plans that are wholly unfunded	$3,702	$3,363
Defined benefit obligations for plans that are wholly or partly funded	$12,197	$23,725
Significant actuarial assumptions used in calculating the defined benefit obligations as at December 31:	2015	2014
Discount rate	2.1%–6.3%	1.8%–6.0%
Rate of salary increases	1.0%–5.5%	1.0%–5.5%
Consumer price index	0%–1.5%	1.0%–5.5%

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 12.
Accrued Pension Assets (Obligations) (continued)

Changes in the fair value of plan assets for the years ended December 31:
	2015	2014
Balance, beginning of year	$24,121	$12,684
Reclassified to assets held for sale	(11,425)	—
Fair value of plan assets upon acquisition	—	13,560
(Loss) return on plan assets	(241)	1,447
Administration costs	—	(66)
Employer contributions	448	775
Employee contributions	—	74
Benefits paid	(1,272)	(4,621)
Currency translation adjustments	207	268
Balance, end of year	$11,838	$24,121
Interest income on plan assets	$289	$567
Actuarial (losses) gains	(530)	880
(Loss) return on plan assets	$(241)	$1,447

Reconciliation to the amounts recognized in the consolidated statement of financial position as at
December 31:
	2015	2014
Fair value of plan assets	$11,838	$24,121
Defined benefit obligations	(15,899)	(27,088)
Plan deficit and net liability	$(4,061)	$(2,967)
Recognized in the consolidated statement of financial position as follows:
Accrued pension assets	$—	$1,362
Accrued pension obligations	(4,061)	(4,329)
	$(4,061)	$(2,967)

Sensitivity analysis
A sensitivity analysis for each significant actuarial assumption as at December 31, 2015, showing how the defined benefit obligations would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the date, is as follows:
Discount Rate Sensitivity Analysis	2015
Effect of an increase of 1%
Defined benefit obligations, end of year	$14,605
Effect of a decrease of 1%
Defined benefit obligations, end of year	$17,518
Salary Increase Sensitivity Analysis	2015
Effect of an increase of 1%
Defined benefit obligations, end of year	$15,940
Effect of a decrease of 1%
Defined benefit obligations, end of year	$15,303

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 12.
Accrued Pension Assets (Obligations) (continued)

The defined benefit obligation sensitivity figures were calculated using the same methods and assumptions as the December 31, 2015 defined benefit obligation figures, with the only assumption change being the 1% change in discount rate or salary scale, respectively, as indicated. There was no change from the previous period in the methods and assumptions used in preparing the sensitivity analyses.
As is the case with the actuarial valuations, formal materiality guidelines were not employed in the derivation of the sensitivity analyses. The defined benefits pension obligations were valued using assumptions adopted for each relevant contingency and membership data that were reviewed for consistency with previous data as well as overall reasonableness. To the extent that the assumptions and methods adopted for the valuations were appropriate for the purpose of the valuations; nothing was omitted as being immaterial. Nevertheless, emerging experience differing from the assumptions will result in gains or losses that will be revealed in future valuations and could affect the validity of the sensitivity analyses.
Plan assets
Plan assets are generally held and administered by independent financial services companies. The assets do not include the Group’s own financial instruments or any property occupied by, or other assets used by, the Group.
Expected contributions and benefit payments
The expected contributions in 2016 from the employers and employees are $422 and $nil, respectively. The employer contributions represent the Group’s minimum required contribution under pension legislation.
As at December 31, 2015, the Group’s expected benefit payments are as follows:
Years ending December 31:
2016	$1,257
2017	1,317
2018	1,319
2019	1,300
2020	1,292
Thereafter	9,414
Total	$15,899

Note 13.   Deferred Income Tax Assets and Liabilities
The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of the Group’s deferred income tax assets and liabilities are as follows:
As at December 31:	2015	2014
Non-capital tax loss carry-forwards	$11,848	$20,661
Interests in resource properties	—	(3,529)
Other assets	11,469	10,700
Other liabilities	(16,387)	(11,852)
	$6,930	$15,980
Presented on the consolidated statement of financial position as follows:
Deferred income tax assets	$20,641	$27,832
Deferred income tax liabilities	(13,711)	(11,852)
Net	$6,930	$15,980

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 13.   Deferred Income Tax Assets and Liabilities (continued)

At December 31, 2015, the Group had estimated accumulated non-capital losses which expire in the following countries as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.
Country	Gross amount	Amount for which no deferred income tax asset is recognized	Expiration dates
Canada	$10,556	$—	2033-2035
Germany	14,535	14,485	Indefinite
Austria	96,536	67,003	Indefinite
Slovakia	751	751	2016-2017
Uganda	113,297	113,297	Indefinite
United Sates of America	9,594	9,594	Indefinite
Romania	2,018	2,018	2021
Luxembourg	12,254	12,254	2016
The utilization of the deferred tax assets is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences and the Group companies have suffered losses in either the current or preceding period(s) in the tax jurisdictions to which the deferred tax assets relate.
At December 31, 2015, MFC Bancorp had an aggregate amount of  $62,478 of temporary differences associated with its investments in subsidiaries and branches, for which deferred income tax liabilities have not been recognized because the Group is in a position to control the timing of the reversal of such temporary differences and it is probable that such differences will not reverse in the foreseeable future.
In November 2012 and February 2016, the Company received from the Canada Revenue Agency (“CRA”) tax notices of reassessment relating to taxation years ended December 31, 2006 to April 19, 2013. The reassessments deny a deduction in computing income, attribute income earned by predecessors to the Company and deny the application of losses and deductions by predecessors in computing their taxable income, and deny the application of credits in the computation of income taxes payable. The Company has filed notices of objection to the November 2012 notices of reassessment. The period for filing notices of objection to the February 2016 notices of reassessment has not yet expired. Notices of objection will be filed to the February 2016 notices of reassessment in due course. The Company, among other things, reviewed the reassessments, the material facts related thereto and the subject transactions and consulted its advisors. Based on such review, management determined that the probability of the CRA’s reassessments being successful in court was remote. Accordingly, the Company has not recorded a liability in these consolidated financial statements in connection with the reassessments. There can be no assurance that the Company will be successful in defending its positions. If the CRA is successful in respect of either reassessment, then the Company will be required to pay a material amount of income tax plus applicable interest. There continues to be tax litigation in progress involving the CRA and other companies which may have a bearing on the Company’s own income tax position with the CRA. The Company will continue to assess its position as such litigation progresses.
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

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 14.   Short-term Bank Borrowings
Short-term bank borrowings are repayable within a year from the borrowing date. They are used to finance the Group’s day-to-day finance and supply chain business.
As at December 31:	2015	2014
Credit facilities from banks	$60,103	$187,171

As at December 31, 2015, the Group had credit facilities aggregating $900,763 as follows: (i) the Group had unsecured revolving credit facilities aggregating $429,635 from banks. The banks generally charge an interest rate at inter-bank rate plus an interest margin; (ii) the Group also had revolving credit facilities aggregating $116,232 from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) the Group had a specially structured non-recourse factoring arrangement with a bank up to a credit limit of  $248,730 for the Group’s finance and supply chain activities. The Group factors certain of its trade receivable accounts upon invoicing, at inter-bank rate plus a margin; (iv) the Group had foreign exchange credit facilities of  $80,446 with banks; and (v) the Group had secured revolving credit facilities aggregating $25,720. All these facilities are renewable on a yearly basis or usable until further notice.
In addition, the Group has margin lines with availability at multiple brokers, which enable the Group to hedge over $138,400 notional value of industrial products.
Note 15.   Debt
The Company and certain of its subsidiaries have entered into long-term debt agreements with numerous banks and financial institutions. These agreements, which include customary terms and conditions in accordance with industry standards for unsecured facilities, include:
As at December 31:	2015	2014
Due to a bank, US$886 and US$6,000 at December 31, 2015 and 2014, respectively, interest at LIBOR plus an interest margin (3.23% at December 2015) and payable monthly, secured by trade receivables and due in negotiated periodic repayments with final payment in September 2016	$1,225	$6,960
Due to a bank, US$1,700 and US$11,100 at December 31, 2015 and 2014, respectively, interest at LIBOR plus an interest margin (4.73% at December 2015) and payable monthly, secured by real estate and trade receivables and due in negotiated periodic repayments with final payment in October 2018	2,353	12,877
Due to banks, €52,950 at December 31, 2014, fixed interest and backup guarantee fee on €52,950 and payable quarterly, due in semi-annual repayments with final payment in November 2020. Reclassified to liabilities relating to assets held for sale in 2015	—	74,331
Due to a bank, US$24,000 and US$28,000 at December 31, 2015 and 2014, respectively, fixed interest plus an interest margin and backup guarantee fee on US$24,000 (5.05% at December 31, 2015) and payable quarterly and due in equal annual repayments with final repayment in September 2022	33,216	32,483
Due to a bank, €22,200 and €27,600 at December 31, 2015 and 2014, respectively, fixed interest and backup guarantee fee on €21,660 (3.94% at December 31, 2015) and the remainder at OEKB variable plus an interest margin and backup guarantee fee (3.29% at December 2015) and payable quarterly, due in semi-annual repayments with final payment in December 2022	33,364	38,745
Due to a bank, US$10,000 at both December 31, 2015 and 2014, interest at LIBOR plus an interest margin (2.307% at December 2015) and payable in November 2016	13,840	11,601
Due to banks, €31,000 at both December 31, 2015 and 2014, interest at EURIBOR plus an interest margin (1.90% at December 2015) and payable from November 2016 to November 2020	46,590	43,519

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 15.   Debt (continued)

As at December 31:	2015	2014
Due to a bank, €65,708 and €76,380 at December 31, 2015 and 2014, respectively, fixed interest and backup guarantee fee on €59,604 (2.57% at December 31, 2015) and the remainder at OEKB variable plus an interest margin and backup guarantee fee (1.82% at December 2015) and payable quarterly due in semi-annual repayments with final payment in August 2022	98,752	107,218
Due to a bank, €4,043 and €4,620 at December 31, 2015 and 2014, respectively, fixed interest and backup guarantee fee on €3,696 (at 2.5% at December 31, 2015) and the remainder at OEKB variable plus an interest margin and backup guarantee fee (1.85% at December 2015) and payable quarterly due in semi-annual repayments with final payment in August 2022	6,076	6,486
Due to a Bank €5,830 at December 31, 2014 at fixed interest. Repaid in 2015	—	8,185
Due to a bank, €16,713 and €16,052 at December 31, 2015 and 2014, respectively, €14,192 at a fixed interest rate (2.7% at December 31, 2015) and the remainder at EURIBOR plus an interest margin (1.30% at December 31, 2015) and payable quarterly, due in semi-annual repayments with final payment in May 2025	23,622	20,850
	$259,038	$363,255
Current portion	$84,705	$66,098
Long-term portion	174,333	297,157
	$259,038	$363,255

As at December 31, 2015, the maturities of the Group’s debt are as follows:
Years ending December 31:	Principal	Interest	Total
2016	$84,705	$7,333	$92,038
2017	34,886	5,170	40,056
2018	44,452	3,998	48,450
2019	29,404	2,649	32,053
2020	26,778	1,714	28,492
Thereafter	38,813	1,491	40,304
	$259,038	$22,355	$281,393

Interest expense of  $608, $1,683 and $nil, respectively, was capitalized into property, plant and equipment in the years ended December 31, 2015, 2014 and 2013.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 16.   Account Payables and Accrued Expenses
As at December 31:	2015	2014
Trade and account payables	$110,881	$137,280
Value-added, goods and services and other taxes (other than income taxes)	8,821	8,470
Compensation	3,358	3,391
Provisions for payments under guarantees (see Note 23)	40,677	—
Provisions for warranty	—	730
Short-sale of securities	—	131
Deferred revenues	1,239	420
Deposits from customers	2,920	2,488
Acquisition price payables	1,769	1,484
Sale of shares on behalf of other	3,070	3,070
Contingent consideration on a business combination	2,077	881
	$174,812	$158,345

Trade payables arise from the Group’s day-to-day trading activities. The Group’s expenses for services and other operational expenses are included in account and other payables. Generally, these payables and accrual accounts do not bear interest and have a maturity of less than one year.
Note 17.   Shareholders’ Equity
Capital Stock
The authorized share capital of MFC Bancorp consists of an unlimited number of common shares and class A common shares both without par value and without special rights or restrictions and an unlimited number of Class A Preference shares without par value and with special rights and restrictions.
Holders of common shares may receive dividends when, as and if declared by the Board of Directors, subject to the preferential dividend rights of any other classes or series of preferred shares issued and outstanding. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of the assets of the Company to be less than the aggregate of its liabilities. Holders of common shares are entitled to one vote per share at any meeting of shareholders of common shares, and in general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to the Company. The holders of common shares are entitled, in the event of a distribution of assets of the Company on the liquidation, dissolution or winding-up of the Company (a “Liquidation Distribution”), to receive, before any Liquidation Distribution is made to the holders of the class A common shares or any other shares of the Company ranking junior to the common shares, but after any prior rights of any preferred shares, the stated capital with respect to each common share held by them, together with all declared and unpaid dividends (if any and if preferential) thereon, up to the date of such Liquidation Distribution, and thereafter the common shares shall rank pari passu with all other classes of common shares in connection with the Liquidation Distribution.
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
The Class A Preference shares may include one or more series and the Board of Directors may alter the special rights of and restrictions to such series. Except as may be set out in the rights and restrictions, the holders of the Class A Preference shares are not entitled to vote at or attend shareholder meetings. Holders of Class A Preference shares are entitled to receive repayment of capital on the liquidation or dissolution of MFC Bancorp before distribution is made to holders of common shares.
All of the Company’s issued capital stock are fully paid.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 17.   Shareholders’ Equity (continued)

Treasury Stock
As at December 31:	2015	2014
Common shares	328,239	328,239
Preferred Shares	4,621,571	4,621,571
Total number of treasury stock	4,949,810	4,949,810
Total carrying amount of treasury stock	$61,085	$61,085

All of the Company’s treasury stock is held by wholly-owned subsidiaries. The dividends paid and payable on the treasury stock by the Company are eliminated on consolidation.
Note 18.   Consolidated Statements of Operations
Revenues
The Group’s gross revenues comprised:
Years ended December 31:	2015	2014	2013
		(Restated – Note 1A)
Finance and supply chain products and services	$1,531,549	$1,237,153	$585,146
Gain on securities, net	—	5,221	6,507
Interest	4,225	4,506	2,411
Dividends	7	8	304
Other	43,921	39,436	26,717
Gross revenues	$1,579,702	$1,286,324	$621,085

The Group’s revenues include the revenues of the Elsner group and FESIL group from April 1, 2014 in the finance and supply chain segment.
The Group’s net gain on securities comprised:
Years Ended December 31:	2015	2014	2013
Trading securities	$—	$299	$5,850
Available-for-sale securities	—	178	238
Subsidiaries	—	4,888	427
Holding loss on advance sales of securities	—	(144)	(8)
Net gain on securities	$—	$5,221	$6,507

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 18.   Consolidated Statements of Operations (continued)

Expenses
The Group’s costs of sales and services comprised:
Years Ended December 31:	2015	2014	2013
		(Restated – Note 1A)
Supply chain products and services	$1,468,680	$1,169,305	$544,179
Credit losses on loans and receivables and guarantees	54,540	4,346	4,763
Fair value gain on government environmental emission refund	(4,157)	—	—
Fair value loss on investment property	—	134	—
Market value decrease (increase) on commodity inventories	1,910	(4,172)	(5,502)
Gain on derivative contracts, net	(2,913)	(3,466)	(2,135)
Write-off of inventories, net	—	165	—
Loss on trading securities	84	—	—
Other	11,434	11,710	9,517
Total costs of sales and services	$1,529,578	$1,178,022	$550,822

The Group included the following items in costs of sales and services:
Years ended December 31:	2015	2014	2013
Inventories as costs of goods sold (including depreciation, amortization and depletion expenses allocated to costs of goods sold)	$1,421,175	$1,117,770	$549,461
Loss on unwinding sale and repurchase arrangements	—	—	2,426
Additional information on the nature of expenses incurred in continuing operations
Years Ended December 31:	2015	2014	2013
Depreciation, amortization and depletion	$6,450	$4,957	$2,206
Employee benefits expenses	36,502	34,597	22,896
Note 19.   Share-Based Compensation
MFC Bancorp has a 2014 Equity Incentive Plan which replaced the 1997 Stock Option Plan and 2008 Equity Incentive Plan.
1997 Stock Option Plan (Amended)
Subject to the terms of the 1997 Stock Option Plan (Amended) (“1997 Plan”), the Company granted options to certain employees and directors to acquire common shares of the Company.
2008 Equity Incentive Plan
Subject to the terms of the 2008 Equity Incentive Plan (“2008 Plan”), a committee, as appointed by the Company’s Board of Directors, granted nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards under the plan.
2014 Equity Incentive Plan
Pursuant to the terms of the 2014 Equity Incentive Plan (“2014 Plan”), the Company’s Board of Directors, the compensation committee or such other committee as appointed by the Board of Directors to

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 19.   Share-Based Compensation (continued)

administer the 2014 Plan, may grant stock options, restricted stock rights, restricted stock, performance share awards, performance share units and stock appreciation rights under the 2014 Plan, establish the terms and conditions for those awards, construe and interpret the 2014 Plan and establish the rules for the 2014 Plan’s administration. Such awards may be granted to employees, non-employee directors, officers or consultants of the Group or any affiliate or any person to whom an offer of employment with the Group or any affiliate is extended. Such committee has the authority to determine which employees, non-employee directors, officers, consultants and prospective employees should receive such awards. The 2014 Plan replaced the 1997 Plan and the 2008 Plan; provided, however, that the 1997 and 2008 Plans will continue to govern prior awards granted under such plans until all awards granted under such plans prior to November 14, 2014 have been exercised, forfeited, cancelled, expired or otherwise terminated in accordance with the terms thereof.
The maximum number of the Company’s common shares that may be issuable pursuant to all awards granted under the 2014 Plan is 2,877,018 common shares, being 2,000,000 plus 267,344 and 609,674 of common shares available for awards under the 1997 and 2008 Plan, respectively, as of the effective date of the 2014 Plan. Notwithstanding the foregoing, the maximum number of shares that may be issued as incentive stock options under the 2014 Plan is 2,000,000. Forfeited, cancelled, returned and lapsed awards are not counted against the 2,000,000 common shares. Any awards granted under the 2014 Plan, or portions thereof, that are settled in cash and not by issuance of the Company’s common shares are not counted against the foregoing limits.
The following table is a summary of the changes in stock options granted under the plans:
	2008 Plan	2008 Plan	1997 Plan	1997 Plan
	Number of options	Weighted average exercise price per share (US$)	Number of options	Weighted average exercise price per share (US$)
Outstanding as at December 31, 2012 and 2013	915,000	7.81	1,720,000	7.81
Granted	200,000	8.01	—	—
Expired	(24,674)	7.81	(255,000)	7.81
Exercised	(30,326)	7.81	—	—
Surrendered and cancelled	(200,000)	7.81	—	—
Outstanding as at December 31, 2014	860,000	7.83	1,465,000	7.81
Expired	—	—	(92,500)	7.81
Outstanding as at December 31, 2015	860,000	7.83	1,372,500	7.81
As at December 31, 2015:
Options exercisable	860,000		1,372,500
Options available for granting in future periods	—		—

No awards had been issued pursuant to the 2014 Plan as at December 31, 2015. There were 2,877,018 awards available for grant under the 2014 Plan as at December 31, 2015.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 19.   Share-Based Compensation (continued)

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2015:
	Options Outstanding and Exercisable
Exercise Price per Share (US$)	Number outstanding	Weighted average remaining contractual life (in years)
$7.81	2,032,500	0.00*
$8.01	200,000	3.25
	2,232,500	0.29

*
Options to purchase 2,032,500 common shares of MFC Bancorp at US$7.81 per share expired on January 1, 2016.

The following table summarizes the share-based compensation expenses recognized by the Group:
Years ended December 31:	2015	2014	2013
Share-based compensation expenses arising from stock options granted by the Company	$—	$423	$—

On April 2, 2014, the Company granted to two employees options to purchase 200,000 MFC Bancorp common shares in aggregate at an exercise price of US$8.01 per share. The options vested immediately and expire on April 2, 2019.
The weighted average assumptions and inputs used in calculating the fair value of the stock options granted on April 2, 2014 using the Black-Scholes-Merton formula are as follows:
Number of options granted	200,000
Vesting requirements	Immediately
Contractual life	5 years
Method of settlement	In equity
Exercise price per share	US$8.01
Market price per share on grant date	US$8.01
Expected volatility	34.72%
Expected option life	5 years
Expected dividends	3.03%
Risk-free interest rate	1.64%
Fair value of option granted (per option)	$2.115 (US$1.917)
The expected volatility was determined based on the historical price movement over the expected option life, with adjustments for underlying businesses. The stock option holders are not entitled to dividends or dividend equivalents until the options are exercised.
The aggregate fair value of options granted was $423 which was recognized as share-based compensation expense in the Group’s consolidated statement of operations for the year ended December 31, 2014. The share-based compensation expense is not tax deductible under the Canadian income tax act and, therefore, the Group did not recognize any tax benefit from granting stock options.
Note 20.   Income Taxes
MFC Bancorp’s statutory tax rate was 26.0%, 26.0% and 25.75% in 2015, 2014 and 2013, respectively. The increase in the tax rate in 2014 was due to the increase in the British Columbia provincial corporation tax rate effective from April 2013.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 20.   Income Taxes (continued)

A reconciliation of the provision for income taxes calculated at applicable statutory income tax rates in Canada to the provision in the consolidated statements of operations is as follows:
Years ended December 31:	2015	2014	2013
(Loss) income before income taxes	$(55,417)	$6,314	$3,159
Computed recovery of (provision for) income taxes at MFC Bancorp’s statutory tax rates	$14,408	$(1,642)	$(813)
(Increase) decrease in income taxes resulting from:
Subsidiaries’ tax rate differences	935	404	6
Other non-taxable income	2,774	481	1,569
Revisions to prior years	227	(548)	2,822
Taxable capital gains on dispositions, net	13	516	(60)
Unrecognized losses in current year	(20,848)	(607)	(1,433)
Previously recognized deferred income tax assets, net	1,449	—	—
Deferred income tax asset on a purchased asset	1,339	—	—
Permanent differences	(3,360)	(1,109)	(968)
Change in future tax rate	94	—	252
Other, net	468	332	(378)
(Provision for) recovery of income taxes	$(2,501)	$(2,173)	$997

In addition, the aggregate current and deferred income tax relating to items that are charged directly to equity was an expense of  $109 and a recovery of  $445 and $82, respectively, in 2015, 2014 and 2013, relating to the changes in fair values of available-for-sale securities and the remeasurements of defined benefit pension plans.
Note 21.   Earnings Per Share
Earnings per share data from continuing operations for the years ended December 31 is summarized as follows:
	2015	2014	2013
Basic (loss) earnings available to holders of common shares	$(59,544)	$2,783	$4,324
Effect of dilutive securities:	—	—	—
Diluted earnings	$(59,544)	$2,783	$4,324

	Number of Shares
	2015	2014	2013
Weighted average number of common shares outstanding — basic	63,142,272	62,922,837	62,552,126
Effect of dilutive securities:
Options	—	21	204,665
Contingently issuable shares	—	34,247	—
Weighted average number of common shares outstanding — diluted	63,142,272	62,957,105	62,756,791

The Group’s potential ordinary shares include stock options outstanding and contingently issuable shares pursuant to a share purchase agreement (see Note 25).

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 21.   Earnings Per Share (continued)

As at December 31, 2015 and 2014, there were 2,232,500 and 2,325,000 stock options, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for 2015 and 2014.
Pursuant to a share purchase agreement (as amended), 50,000 common shares of MFC Bancorp would be issued to a put holder for each year from 2014 to 2024 if Possehl achieves an annual net income milestone as computed under IFRS for the year (see Note 25). The net income milestone for 2015 had been achieved, subject to the audit. These 50,000 contingently issuable shares will dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share in 2015 because they were antidilutive.
Note 22.   Dividends paid
The Company did not declare dividends in 2015. The last and final 2014 quarterly dividends of  $4,388 (or US$0.06 per common share) were paid on January 5, 2015 to shareholders of record on December 29, 2014.
Note 23.   Commitments and Contingencies
Leases as lessors
The Group leases out land and buildings and equipment under non-cancellable operating lease agreements. The leases have varying terms, subject to the customary practices in the particular regions.
Future minimum rentals under long-term non-cancellable operating leases are as follows:
Years ending December 31:	Amount
2016	$13,284
2017	2,162
2018	314
2019	125
2020	105
Thereafter	6
$15,996

The leases have varying terms, subject to the customary practices in the local regions. The Group recognized rental and lease income of  $5,345, $2,821 (including sublease of  $7) and $2,435 (including sublease of  $14) for the years ended December 31, 2015, 2014 and 2013, respectively.
Leases as lessees
Future minimum commitments under long-term non-cancellable operating leases are as follows:
Years ending December 31:	Amount
2016	$2,006
2017	1,553
2018	1,422
2019	1,379
2020	1,201
Thereafter	1,266
$8,827

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 23.   Commitments and Contingencies (continued)

The leases, which principally comprise office space, have varying terms, subject to the customary practices in the local regions. Minimum lease payments recognized as expenses were $3,569 (including sublease of $875), $3,953 (including sublease of  $218 and contingent rents of  $87) and $2,489 for the years ended December 31, 2015, 2014, and 2013 respectively.
Litigation
The Group is subject to litigation and tax audits in the normal course of business, the ultimate results of which cannot be ascertained at this time. The Group records costs as they are incurred or become determinable.
Guarantees
Guarantees are accounted for as contingent liabilities unless it becomes probable that the Group will be required to make a payment under the guarantee.
The Group coordinated prepayment loans made by third-party banks to one of its customers, which financed off-take contracts to the Group. The Group has guaranteed the bank loans which were previously classified and disclosed as contingent liabilities. Subsequent to December 31, 2015, the customer filed for insolvency. Management of the Group expects that the banks will exercise their contractual rights under the guarantees to demand the payments from the Group and, as a result, the Group recorded a provision of $40,677 for the expected payments under the guarantees and a credit loss of  $40,677 thereon as at December 31, 2015. The Group holds various collateral, including guarantees, mortgages and other mitigation securities to recover a significant portion of these losses. The Group is exercising its rights as it undertakes various options to maximize recoveries. See sub-heading “Contingent Gain” in this Note 23.
Excluding the guarantee transaction discussed in the preceding paragraph, as at December 31, 2015, the Group had issued guarantees up to a maximum of  $14,137 to its trade and financing partners in the normal course of its finance and supply chain activities, being the total potential principal amount that may be guaranteed, of which $390 were outstanding and have not been recorded as liabilities in the consolidated statement of financial position.
Purchase Obligations
As at December 31, 2015 the Group had open purchase contracts aggregating $71,865 due in 2016 relating to its finance and supply chain activities. None of these have been recognized in the consolidated statement of financial position as at December 31, 2015.
Contingent Gain
Subsequent to December 31, 2015, a customer filed for insolvency. As a result, the Group made a provision of  $40,677 as credit loss for the expected payments under the guarantees during the year ended December 31, 2015. However, the Group holds various collateral, including guarantees, mortgages and other mitigation securities to recover a significant portion of these losses. The Group is exercising its rights as it undertakes various options to maximize recoveries. The Group has not recorded any probable expected recoveries related to such credit losses in these consolidated financial statements.
In December 2015, the Group sold a 95% economic interest in certain hydrocarbon assets and the related liabilities to a third party for nominal and contingent consideration. In the event that the purchaser sells, transfers or disposes of all or a portion of the participating interest in one or more transactions on or before the fifth anniversary date of the participating interest purchase and sale agreement and receives, collects or is otherwise entitled to aggregate proceeds equal to or greater than $5,000, it shall pay an amount equal to 25% thereof to the Group. As a result of the significant uncertainties as to the probability of receipt of any future consideration, management determined that the expected value of such future cash flow was $nil as at December 31, 2015.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 23.   Commitments and Contingencies (continued)

Effective April 2014, the Group sold its interests in two aluminum processing mills to a third party. Pursuant to the share purchase agreement, the sale price includes a certain percentage of the disposed entity’s (1) free cash flow from operations for the fiscal years 2014 through and inclusive of 2016 and (2) proceeds from the dispositions of assets during a period of five years commencing on the day of the share purchase agreement. As a result of the significant uncertainties as to the probability of receipt of any future consideration, management determined that the expected value of such future cash flow was $nil as at December 31, 2015.
In February 2013, the Group sold its interests in extracting facilities. Pursuant to the share purchase agreement, the sale price includes a certain percentage of the sold entity’s future free cash flows from operations and investment for a period of seven years. As a result of the significant uncertainties as to the probability of receipt of any future consideration, management determined that the expected value of such future cash flow was $nil as at December 31, 2015.
Note 24.   Consolidated Statements of Cash Flows – Supplemental Disclosure
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
On December 31, 2013, a customer paid $23,576 to one of the Group’s subsidiaries. However, the underlying invoice was subject to a factoring arrangement with a bank pursuant to which such bank had previously purchased the related receivable and the customer was to submit such payment to the bank directly. The amount, which had been incorrectly paid to the Group’s subsidiary by the customer instead of as directed to the bank, was subsequently repaid in January 2014. As a result, $23,576 was recognized as repayment to a customer. No income or loss was recognized in connection with such transactions.
The Group had the following non-cash transactions:
Non-cash transactions in 2015: (1) recognition of a non-cash gain of  $1,194 on the reversal of a decommissioning obligation (which was included in costs of sales and services), (2) issuance of 50,000 common shares of MFC Bancorp to a director pursuant to a share purchase agreement executed in 2014 (see Note 25), (3) the Group sold a 95% participating interest in certain hydrocarbon assets and liabilities, resulting in a post-tax loss of  $11,987 on disposition which was included in the results of discontinued operations and a net receivable of  $11,600 due from the former subsidiaries (see Notes 4 and 23) and (4) the Group recognized provisions of  $40,677 for expected payments under the guarantee (see Note 23).
Non-cash transactions in 2014: (1) conversion of puttable instrument financial liabilities into the share capital of the Company (see Note 25) and (2) the Group sold its interest in a group of German entities and recognized a non-cash accounting gain of  $4,535 on disposition (see Note 28).
Non-cash transactions in 2013: (1) conversion of puttable instrument financial liabilities into the share capital of non-wholly-owned subsidiaries; (2) the Group sold its interest in a group (which held the resource properties in India) and recognized a non-cash accounting gain of  $427 on disposition and (3) the Group acquired the non-controlling interests in a group for no consideration, resulting in $1,561 credited to the retained earnings account.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 25.   Related Party Transactions
In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include MFC Bancorp’s directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any person and entity which have significant influence over MFC Bancorp. In addition to transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with its related parties.
Years ended December 31:	2015	2014	2013
Continuing operations:
Sales of goods	$3,349	$2,994	$2,028
Fee income	—	61	—
Purchases of goods for sale*	—	19,346	—
Reimbursement of office and expenses at cost to a director**	—	(117)	—
Termination payment to the former President***	—	(1,909)	—
Discontinued operations:
Dividend income on common shares	$—	$—	$286
Royalty expense paid and payable	—	(284)	(625)

*
Related to transactions with two processing facilities, which are owned by a former subsidiary of the Company. One of the Company’s employees and one of its directors held unpaid positions on the board of directors of the parent company of the owner of these facilities until July 2014.

**
The director (who is also the former President of the Company) provided office space and services to the Company at cost.

***
Pursuant to a consulting agreement, the former President of the Company was entitled to a termination payment of US$1,770 upon the termination of the consulting agreement.

Puttable instrument financial liabilities
In connection with the acquisitions of Mexico City-based Possehl Mexico S.A. de C.V. (“Possehl”) in November 2012, the Group entered into call and put agreements with the non-controlling interests, which allowed or required the Group to acquire up to 100% in the entity. As a result of the put options (i.e. puttable instrument), the non-controlling interests were classified as financial liabilities.
In April 2014, the Group entered into a share purchase agreement with the holder of the puttable instrument (the “Put Holder”) whereby the Group acquired from the Put Holder his 40% equity shares in Possehl. Upon the execution of the agreement, the puttable instrument was terminated. The purchase price consisted of 509,820 common shares of MFC Bancorp (which would be delivered upon occurrence of an event (as defined in the agreement, the latest being in 2025) and a contingent purchase price whereby 50,000 common shares of MFC Bancorp would be issued to the Put Holder for each year from 2014 to 2025 if Possehl achieves an annual net income milestone as computed under IFRS for the year. The fair values of the 509,820 common shares of MFC Bancorp and the contingent purchase price were measured at $2,736 in aggregate on the execution date of the share purchase agreement, using a generally accepted financial valuation model which took into consideration the illiquidity and restrictions of the shares, the expected timing of the triggering events, the probability of the issuance of the contingently issuable shares and appropriate discount rates. As a result, the carrying amount of the puttable instrument financial liabilities of  $4,510 were derecognized and a credit of  $3,177 was recognized in retained earnings directly. In May 2014, the Put Holder was appointed by the Board of Directors as the President and Chief Executive Officer of MFC Bancorp.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 25.   Related Party Transactions (continued)

In June 2014, the share purchase agreement was amended whereby the 509,820 common shares of MFC Bancorp were released to the Put Holder following the approval of the New York Stock Exchange (which was received in June 2014) and the contingent purchase price was reduced to be payable for each year from 2014 to 2024. All other terms remain unchanged. No credit or charge was recognized in connection with these amendments.
In June 2015, the Company issued 50,000 common shares of MFC Bancorp to its President/Chief Executive Officer as the 2014 annual net income milestone of a subsidiary was achieved.
In addition to the transactions above, the Group had the following transactions with related parties:
In April 2014, the then-President of the Company surrendered his options to purchase 200,000 MFC Bancorp common shares at an exercise price of US$7.81 per share. The cancellation of these options had no impact on the consolidated financial statements.
In February 2013, the Group sold its interest in a group to a director of two of the Group’s sub-subsidiaries, resulting in non-cash accounting gain on securities of  $427 on disposition. The director resigned from the subsidiaries in March 2013. In addition, a subsidiary sold its office furniture and equipment to a company beneficially owned by the Chairman of the Company for $14, resulting in a gain of  $14. Included in other receivables was an overpayment of net director fee of  $8 which was subsequently repaid by the director in 2014.
Key management personnel
The Group’s key management personnel comprise the members of its Board of Directors, President, Chief Executive Officer and Chief Financial Officer. The remuneration of key management personnel of the Group was as follows:
Years ended December 31:	2015	2014	2013
Short-term employee benefits	$2,719	$1,932	$745
Termination benefits	—	1,909	—
Share-based payments*	—	211	—
Directors’ fees	479	402	383
Total	$3,198	$4,454	$1,128

*
The share-based payments were computed by the reference to the fair value of options calculated using the Black-Scholes-Merton formula on the grant date (see Note 19).

The termination benefits in 2014 represented amounts paid to the former President of the Company.
Note 26.   Financial Instruments
The disclosures and analyses in this Note 26 do not include the financial instruments classified as assets held for sale and their related revenues and expenses presented (or represented) in discontinued operations.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 26.   Financial Instruments (continued)

The fair values of the Group’s financial instruments as at December 31, other than those with carrying amounts that approximate their fair values due to their short-term nature, are summarized as follows:
As at December 31:	2015		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Fair value through profit or loss:
Short-term securities	$170	$170	$290	$290
Derivative assets	5,726	5,726	6,274	6,274
Loans and receivables:
Long-term loan receivables (including current portion)	2,828	2,691	2,996	2,797
Long-term receivables, other	4,523	4,523	—	—
Available-for-sale instruments:
Securities, at fair value	630	630	790	790
Securities, at cost	298	298	287	287
Financial Liabilities:
Financial liabilities measured at amortized cost:
Debt	$259,038	$242,808	$363,255	$365,244
Other financial liabilities, long-term	—	—	5,778	5,778
Fair value through profit or loss:
Derivative liabilities	4,236	4,236	3,539	3,539
Fair value of a financial instrument represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions regardless of whether that price is directly observable or estimated using a valuation technique. The price for a transaction which takes place under duress or the seller is forced to accept the price in the transaction might not represent the fair value of an asset or a liability. The best evidence of fair value is published price quotations in an active market. When the market for a financial asset or financial liability is not active, the Group establishes fair value by using a valuation technique. The valuation technique used maximizes the use of inputs observed in active markets, and minimizes the use of inputs generated by the Group. Internally generated inputs take into account factors that market participants would consider when pricing the financial instruments, such as liquidity and credit risks. Use of judgment is significantly involved in estimating fair value of financial instruments in inactive markets and actual results could materially differ from the estimates. To value longer-term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used.
The fair values of short-term trading securities are based on quoted market prices (Level 1 fair value hierarchy). The fair values of available-for-sale securities are based on quoted market prices, except for those which are not quoted in an active market which are estimated using an appropriate valuation method (Level 3 fair value hierarchy). Investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are measured at cost. The carrying amounts of cash and cash equivalents, restricted cash, short-term cash deposits, short-term receivables, short-term borrowings and account payables and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their fair values. The fair values of long-term receivables, long-term debt and other long-term liabilities are determined using discounted cash flows at prevailing market rates of interest for similar instruments with similar credit ratings (Level 2 fair value hierarchy).

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 26.   Financial Instruments (continued)

The fair values of derivative financial instruments are based on quoted market prices when possible; and if not available, estimates from third-party brokers. These broker estimates are corroborated with multiple sources and/or other observable market data utilizing assumptions that market participants would use when pricing the asset or liability, including assumptions about risk and market liquidity (Level 2 fair value hierarchy). Inputs may be readily observable or market-corroborated.
The following tables present the Group’s financial instruments measured at fair value on the consolidated statements of financial position classified by the fair value hierarchy as at December 31, 2015 and 2014, respectively:
As at December 31, 2015	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Short-term securities	$170	$—	$—	$170
Derivative assets	—	5,726	—	5,726
Available-for-sale:
Securities	630	—	—	630
Total	$800	$5,726	$—	$6,526
Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$—	$4,236	$—	$4,236

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Short-term securities	$290	$—	$—	$290
Derivative assets	—	6,274	—	6,274
Available-for-sale:
Securities	790	—	—	790
Total	$1,080	$6,274	$—	$7,354
Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$—	$3,539	$—	$3,539

Generally, management of the Group believes that current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Group uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit and bank guarantees) to mitigate credit risk. The Group has risk managers and other personnel to perform checking functions and risk assessments so as to ensure that the Group’s procedures and policies are complied with.
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

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 26.   Financial Instruments (continued)

Group’s risk management strategies during the period, and unanticipated developments could impact the Group’s risk management strategies in the future. If any of the variety of instruments and strategies the Group utilizes is not effective, the Group may incur losses.
The Group does not trade in financial instruments, including derivative financial instruments, for speculative purposes.
The nature of the risks that the Group’s financial instruments are subject to as at December 31, 2015 is set out in the following table:
Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and cash equivalents, short-term cash deposits and restricted cash	X		X	X
Short-term securities			X		X
Long-term securities			X		X
Derivative assets and liabilities	X	X	X		X
Receivables	X		X
Short-term bank borrowings		X	X
Account payables and accrued expenses		X	X
Long-term debt		X	X	X
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
Most of the Group’s credit exposures are with counterparties in the finance and supply chain segment and are subject to normal industry credit risk. The Group has receivables from various entities including, primarily, trade customers. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements. The Group routinely monitors credit risk exposures, including sector, geographic and corporate concentrations of credit and set and regularly review counterparties’ credit limits based on rating agency credit ratings and/or internal assessments of company and industry analysis. The Group also uses factoring and credit insurances to manage credit risk. Management believes that these measures minimize the Group’s overall credit risk; however, there can be no assurance that these processes will protect the Group against all losses from non-performance.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 26.   Financial Instruments (continued)

The average contractual credit period for trade receivables is 60-65 days and up to 180 days for certain sales. With the use of factoring facilities, the average cash collection period is reduced to approximately 15 days. For the aging analysis of past-due receivables, see Note 6.
The maximum credit risk exposure as at December 31, 2015 is as follows:
Cash and cash equivalents, short-term cash deposits and restricted cash	$198,391
Derivative assets	5,726
Receivables	167,649
Amounts recognized in the consolidated statement of financial position	371,766
Guarantees (see Note 23)	14,137
Maximum credit risk exposure	$385,903

As at December 31, 2015, the Group had issued guarantees up to a maximum of  $14,137 to its trading and financing partners in the normal course of its supply chain activities. As at December 31, 2015, $390 were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. Typically, these guarantees are issued on behalf of the Group’s trading partners and the Group companies. The guarantees issued on behalf of the Group companies are typically issued in favor of trading and financing partners.
In the preceding five years, no claims were made against the guarantees issued by the Group. Subsequent to December 31, 2015, certain guarantees related to a customer filing for insolvency were called and the Group met its obligations under these amounts. Since these guarantees are no longer contingent, but instead are probable, they have been recognized as provisions as at December 31, 2015. In case of non-performance by a trading partner and a claim made against the Group, the Group can make the claim against the defaulting trading partner and has a pledge on the goods as well as other assets to recover the loss. The Group can also get reimbursements from various other forms of collateral and risk mitigation securities (see Note 23).
Please see sub-heading of  “Concentration risk” in this Note 26 on credit risk concentration.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group requires liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to operate its finance and supply chain business. The Group puts in place an actively managed production and capital expenditure budgeting process for major capital programs. The Group’s approach to managing liquidity is to ensure, as far as possible, that it always has sufficient liquidity to meet its liabilities when they fall due, under normal and stress conditions, without incurring unacceptable losses. The Group maintains an adequate level of liquidity, with a portion of its assets held in cash and cash equivalents. The Group also maintains adequate banking facilities, including factoring arrangements. It is the Group’s policy to invest cash in highly liquid, diversified money market funds or bank deposits for a period of less than three months. The Group may also invest in cash deposits with an original maturity date of more than three months so as to earn higher interest income.
Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. All derivative financial liabilities are to be settled within one year. All short-term bank borrowings are renewable on a yearly basis. Please also refer to Note 15 for the Group’s debt maturity schedule. The schedule of future payments is based on the Group’s historical payment patterns and management’s interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the schedule or be for significantly different amounts from those indicated in the schedule.
Currency risk
Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 26.   Financial Instruments (continued)

from financial instruments denominated in the functional currency. The Group operates internationally and is exposed to risks from changes in foreign currency rates, particularly the Euro, Canadian dollar and U.S. dollar. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group’s exposure to foreign currency risk on material contracts (including intercompany loans) denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2015, in its continuing operations, the Group had foreign currency derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of $162,051 (2014: $255,906) and a net unrealized fair value gain of  $2,492 (2014: $2,795).
The Group does not have any material exposure to highly inflationary foreign currencies.
Sensitivity analysis:
At December 31, 2015, if the U.S. dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2015 would have been $1,156 higher. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2015 would have been $1,156 lower. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument liabilities (net of assets) held by entities whose functional currencies were not the U.S. dollar. There would have been no material impact arising from financial instruments on other comprehensive income in either case.
At December 31, 2015, if the Euro had weakened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2015 would have been $4,317 lower. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2015 would have been $3,217 higher. The reason for such change is mainly due to certain currency derivative contracts held by entities whose functional currencies were not the Euro. There would have been no impact arising from financial instruments on other comprehensive income in either case.
At December 31, 2015, if the Canadian dollars had weakened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2015 would have been $583 higher. Conversely, if the Canadian dollars had strengthened 10% against the local functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2015 would have been $583 lower. The reason for such change is mainly due to certain Canadian dollar-denominated financial assets (net of liabilities) held by entities whose functional currencies were not the Canadian dollars. There would have been no impact arising from financial instruments on other comprehensive income in either case.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk, because of their short-term nature. The Group’s long-term debt is not exposed to significant interest rate cash flow risk as the interest rates have been fixed for approximately 72% of the Group’s long-term debt.
Sensitivity analysis:
At December 31, 2015, if benchmark interest rates (such as LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, loss from continuing operations for the year ended December 31, 2015 would have been $2,202 lower, arising mainly as a result of lower net interest expense. Conversely, if benchmark interest rates at that date had been 100 basis points

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 26.   Financial Instruments (continued)

(1.00%) per annum higher with all other variables held constant, loss from continuing operations for the year ended December 31, 2015 would have been $2,202 higher, arising mainly as a result of higher net interest expense. There would have been no impact arising from financial instruments on the Group’s other comprehensive income.
Other price risk
Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market. The Group’s other price risk includes equity price risk whereby the Group’s investments in equities of other entities that are classified as held for trading or available for sale are subject to market price fluctuations. The Group did not hold any asset-backed securities.
Sensitivity analysis:
At December 31, 2015, if the equity price in general had weakened 10% with all other variables held constant, loss and other comprehensive income from continuing operations for the year ended December 31, 2015 would have been $33 higher and $60 lower, respectively. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, loss and other comprehensive income from continuing operations for the year ended December 31, 2015 would have been $33 lower and $60 higher, respectively.
In addition, the Group buys and sells futures contracts on the London Metal Exchange and enters into financial derivative contracts (e.g. futures and swaps) with banks, customers and brokers. Management uses the financial derivative contracts to manage the price fluctuations for its own account or for customers. As at December 31, 2015 in its continuing operations, the Group had outstanding derivative financial instruments with an aggregate notional amount of  $43,820 (2014:$21,277), respectively, primarily to hedge against the long position in inventories and the usage of energy, which resulted in a net unrealized fair value loss of  $1,002 (2014: fair value gain of  $848).
Sensitivity analysis:
At December 31, 2015, if the underlying price in the financial instrument contracts in general had weakened 10% with all other variables held constant, loss from continuing operations for the year ended December 31, 2015 would have been $147 higher. Conversely, if the underlying price in the financial instrument contracts in general had strengthened 10% with all other variables held constant, loss from continuing operations for the year ended December 31, 2015 would have been $147 lower. There would have been no impact arising from financial instruments on other comprehensive income in either case.
The Group executes contracts with third parties for the sale and physical delivery of inventory so as to achieve a targeted price. Such contracts are not typically financial instruments and therefore are excluded from the fair value disclosures and sensitivity analysis.
Concentration risk
Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of total financial assets (or liabilities) in the Group’s consolidated statement of financial position.
The Group regularly maintains cash balances in financial institutions in excess of insured limits. The Group has deposited cash and cash equivalents, restricted cash and term deposits with reputable financial institutions with high credit ratings, and management believes the risk of loss to be remote. As at December 31, 2015, the Group had cash and cash equivalents aggregating $56,107 and an investment of $102 in a banking group in Austria. The Group also owed $163,326 in aggregate short-term banking borrowings and debt to the Austria banking group and had derivative contracts with an aggregate notional

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 26.   Financial Instruments (continued)

amount of  $140,540 with the Austria banking group. In addition, as of December 31, 2015, the assets held for sale included cash and cash equivalent of  $2,286 with and the liabilities relating to the assets held for sale included short-term banking borrowings and debt of  $31,486 due to the same Austria banking group.
A customer filed for insolvency in 2016. As of December 31, 2015, the Group recognized trade receivables of  $92,595 due from the customer and its affiliates, net of allowance for credit losses.
Additional disclosure
In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss from its continuing operations in 2015, 2014 and 2013 as follows:
	2015	2014	2013
Interest income on financial assets not at fair value through profit or loss	$742	$1,268	$63
Interest income on financial assets classified at fair value through profit or loss	3,483	3,238	2,348
Total interest income	$4,225	$4,506	$2,411
Interest expense on financial liabilities not at fair value through profit or loss	$1,791	$2,482	$3,614
Interest expense on financial liabilities classified at fair value through profit or loss	13,755	9,253	5,530
Total interest expense	$15,546	$11,735	$9,144
Dividend income on financial assets at fair value through profit or loss	$—	$—	$232
Dividend income on financial assets classified as available for sale, other	7	8	72
Net gain on financial assets at fair value through profit or loss	2,829	3,765	7,986
Credit losses	54,540	4,346	4,763
Note 27.   Fair Value Disclosure of Non-financial Assets
The fair values of the Group’s financial instrument assets and liabilities which are measured at fair value on the consolidated statements of financial position are discussed in Note 26. The following tables present non-financial assets which are measured at fair value in the consolidated statements of financial position, classified by the fair value hierarchy;
Assets measured at fair value on a recurring basis as at December 31, 2015:
	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3
Inventories	$3,418	$116,905	$—
Investment property	—	37,873	—
Total	$3,418	$154,778	$—

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 27.   Fair Value Disclosure of Non-financial Assets (continued)

Assets measured at fair value on a recurring basis as at December 31, 2014:
	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3
Inventories	$3,200	$147,013	$—
Investment property (included in assets held for sale)	—	35,378	—
Total	$3,200	$182,391	$—

Commodity inventories are measured at fair value less costs to sell. The fair values are determined by reference to their contractual selling prices or quoted prices in marketplaces in the absence of a contract (level 1 fair value hierarchy). An average of past sale prices is used when there are no observable market prices or current contracts but there have been recent past sales of such goods and there are no indications that the market prices have been materially impacted (level 2 fair value hierarchy).
The fair values of investment property are measured using an income approach which includes the following inputs: land value, realized basic rents, operating costs, discount rates and damages and defects (level 2 fair value hierarchy). The valuation approach is consistent in both 2015 and 2014, except that the 2014 valuation was performed by an independent external valuator and the 2015 update was performed by internal management as management concluded there were no major changes in the input factors since 2014.
Note 28.   MFC Bancorp and its Significant Subsidiaries
MFC Bancorp has its principal executive office at Suite 1860 – 400 Burrard Street, Vancouver, British Columbia, Canada.
A subsidiary is an entity that is controlled by MFC Bancorp. The following table shows the Company’s direct and indirect significant subsidiaries as at December 31, 2015. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.
Subsidiaries	Country of Incorporation	Proportion of Interest
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Services GmbH	Austria	100%
IC Managementservice GmbH	Austria	100%
International Trade Services GmbH	Austria	100%
MFC Commodities Trading GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Kasese Cobalt Company Limited	Uganda	75%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
M Financial Corp.	Barbados	100%
MFC Corporate Services AG	Switzerland	100%
GPT Global Pellets Trading GmbH	Austria	100%
MFC Power Limited Partnership	Canada	100%
MFC Resources Inc.	U.S.	100%
Possehl Mexico S.A. de C.V	Mexico	100%
MFC Holding Norway AS	Norway	100%
Fesil AS	Norway	100%

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 28.   MFC Bancorp and its Significant Subsidiaries (continued)

Subsidiaries	Country of Incorporation	Proportion of Interest
Fesil Sales AS	Norway	100%
Fesil Rana Metall AS	Norway	100%
Fesil Sales GmbH	Germany	100%
Fesil Sales SA	Luxembourg	100%
F.J. Elsner Trading Gesellschaft mbH	Austria	100%
Mednet (Shanghai) Medical Technical Developing Co. Ltd.	China	100%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%
As at December 31, 2015, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group’s proportional voting interests in the subsidiaries are identical to its proportional beneficial interests, except for a non-wholly-owned subsidiary in Africa from which the Group derives a 100% beneficial interest resulting from holding a shareholder loan. As at December 31, 2015, none of non-controlling interests are material to the Group. Also, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on MFC Bancorp’s ability to access or use the assets and settle the liabilities of the Group.
During the year ended December 2015, the Group sold a 95% economic interest in certain hydrocarbon assets and the related liabilities to a third party for nominal and contingent consideration and derecognized the former subsidiaries holding these assets and liabilities. As a result, the Group recognized a non-cash post-tax loss of  $11,987 upon the deconsolidation (see Note 4).
During the year ended December 31, 2014, the Group disposed of a group of German entities (see Note 23) and recognized an accounting gain of  $4,535 on the derecognition of these former subsidiaries in the consolidated statement of operations. The Group also disposed of three inactive wholly-owned subsidiaries for cash consideration, resulting in a net gain of  $353.
During the year ended December 31, 2014, the Group purchased the remaining 40% equity interest in Possehl (see Note 25). As a result, Possehl became a wholly-owned subsidiary of the Group since April 2014, the date the remaining 40% equity interests were acquired.
During the year ended December 31, 2013, the Group sold its interest in a group (which held the resource properties in India) and recognized a non-cash accounting gain of  $427 on disposition (see Note 23). The gain was included in net sales in the consolidated statement of operations. The Group also acquired the non-controlling interests a consolidated structured entity) and another group. There was no income or loss resulting from the transactions and non-controlling interests aggregating $2,503 were reclassified to retained earnings. The Group also credited $1,968 to retained earnings in 2013 when it acquired the remaining equity interest in MFC Resources Inc.
Note 29.   Subsequent Event
Purchase of assets
On January 5, 2016, the Group purchased certain assets from a former subsidiary for $790 at their fair value. The purchase consideration was recorded as a reduction in the amount due from the former subsidiary.
Business combination
On January 11, 2016, the Company received all necessary regulatory approvals and, on February 1, 2016, completed the acquisition of BAWAG Malta Bank Ltd. (the “Bank”), a Western European bank. Subsequent to the acquisition, the Bank changed its name to MFC Merchant Bank Ltd.

MFC BANCORP LTD.
(FORMERLY MFC INDUSTRIAL LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 29.   Subsequent Event (continued)

As part of the Group, the Bank will not engage in retail banking, commercial banking or universal banking, but instead will provide specialty banking services and focus on structured and trade finance to the Group’s customers, suppliers, and group members, among others. In order to maintain a variable cost structure, the Bank will outsource major back office services as well as internal functions such as technology, internal audit and payment services to third parties.
Pursuant to the transaction, the Group acquired the Bank for total purchase consideration of $142,417 which equaled the fair values of the identifiable assets acquired and the liabilities assumed on the closing date.
This acquisition was not considered as a material business combination.
Note 30.   Approval of Consolidated Financial Statements
These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 2, 2016.

ITEM 19:   EXHIBITS
Exhibits Required by Form 20-F
Exhibit Number	Description
1.1	Amended and Restated Articles of MFC Bancorp Ltd. dated November 14, 2014. Incorporated by reference from our Form 6-K dated November 14, 2014.
1.2	Certificate of Change of Name dated February 16, 2016 of MFC Bancorp Ltd. Incorporated by reference from our Form 6-K dated February 16, 2016.
1.3	Advance Notice Policy adopted by board of directors of MFC Bancorp Ltd. on November 18, 2013. Incorporated by reference from our Form 6-K dated November 19, 2013.
4.1	Amendment to Mining Lease Agreement dated January 1, 1987 between MFC Bancorp Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.2	Memorandum of Agreement dated November 24, 1987 between MFC Bancorp Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.3	First Amendment to the Memorandum of Agreement between MFC Bancorp Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.4	Amended 1997 Stock Option Plan. Incorporated by reference from our Form S-8 dated May 23, 2007.
4.5	2008 Equity Incentive Plan. Incorporated by reference from our Form F-4 dated October 7, 2010.
4.6	Mutual Settlement Agreement between MFC Bancorp Ltd., Peter Kellogg and IAT Reinsurance Company, Ltd. dated February 7, 2014. Incorporated by reference from our Form 6-K dated February 10, 2014.
4.7	2014 Equity Incentive Plan. Incorporated by reference from our Form 6-K dated October 10, 2014.
8.1	List of significant subsidiaries of MFC Bancorp Ltd. as at May 2, 2016.
11.1*	Code of Business Conduct and Ethics and Insider Trading Policy.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent dated May 2, 2016 of PricewaterhouseCoopers LLP.
15.3	Third Party Report on Reserves.
15.4	Consent dated May 2, 2016 of GLJ Petroleum Consultants Ltd.
16.1	Mine Safety and Health Administration Safety Data.

*
Incorporated by reference from our Form 20-Fs filed in prior years.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: May 2, 2016
MFC BANCORP LTD.
/s/ Gerardo Cortina

Gerardo Cortina
President and Chief Executive Officer