Form 20-F
period 2016-12-31
MFC BANCORP LTD.
filed 2017-03-31
CIK 16859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
Commission file number 001-04192
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
Suite 1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Michael J. Smith Suite 1860 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Telephone: +1 604-683-8286 Facsimile: +1 604-683-3205	with a copy to: H.S. Sangra Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Facsimile: +1 604-669-8803
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
There were 63,142,272 common shares, without par value, issued and outstanding as of December 31, 2016.
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
U.S. GAAP ☐       International Financial Reporting Standards as issued by the International Accounting Standards Board ☒Other ☐
If  “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ YES   ☒ NO

DEAR FELLOW SHAREHOLDERS AND BUSINESS PARTNERS:
Today, MFC Bancorp Ltd. (the “Company” or “MFC”) reported its 2016 financial results and announced a proposed plan of arrangement that is designed to improve our corporate structure, reduce expenses and increase our global exposure.
Review of 2016
The beginning of 2016 presented significant challenges. In February 2016, one of our customers filed for insolvency, which was an adjusting subsequent event under IAS 10, Events after the Reporting Period. This resulted in our first late filing as a public company and our recognition of credit losses of more than $50 million in our 2015 financial statements.
But since then we have made progress on our goal to refocus the Company by exiting product lines and geographies with unsatisfactory margins in order to reallocate capital to operations that present higher returns.
To this end, we have:
•
reduced our inventories by $213.4 million in 2016 to $32.0 million, representing a reduction of approximately 87%;

•
reduced $99.7 million of debt and borrowings in 2016;

•
sold our ferrosilicon production facility and interest in quartz quarries to Elkem AS. The cash consideration received under the transaction was approximately equal to net asset value and was utilized to repay the debt which was incurred to refinance our initial acquisition;

•
exited unprofitable businesses which were generating unsatisfactory returns in multiple jurisdictions, including Germany, Luxembourg, certain eastern European countries and the United States;

•
substantially reduced our head count and overhead, with the number of employees worldwide down from 650 to under 450 at the end of 2016. To date, more than 50 employees have been given notice of termination of their employment contracts in 2017;

•
allocated resources for the expansion of our merchant banking business; and

•
in the first quarter of 2017, completed the sale of a non-core commodities trading business that was focused on Latin America. Pursuant to the transaction, we received total consideration approximately equal to book value, including 450,000 of our common shares at a deemed price of $1.84 per share.

We will use the proceeds and expected savings from these actions to reduce our debt and borrowings and reallocate capital to more lucrative projects with the ultimate goal of generating an adequate return on our shareholders’ equity.
Inventory Reduction
In 2016, we reduced our inventories by $213.4 million, from $245.3 million as at December 31, 2015 to $32.0 million as at December 31, 2016. This was a result of exiting certain product lines and geographical markets.
The following table highlights the reduction in inventories as at December 31, 2015 and March 31, June 30, September 30 and December 31, 2016:
INVENTORIES (In thousands)	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
Inventories	$245,345	$197,406	$154,703	$129,454	$31,954
Letter to Shareholders
(i)

Financial Highlights
The following table highlights selected figures on our financial position as at December 31, 2016 and December 31, 2015:
FINANCIAL POSITION (In thousands, except ratios and per share amounts)	December 31, 2016	December 31, 2015
Cash and cash equivalents	$120,676	$197,519
Short-term securities	5,018	170
Trade receivables	135,962	151,229
Tax receivables	11,743	11,705
Other receivables	35,251	14,727
Inventories	31,954	245,345
Total current assets	400,954	785,850
Total current liabilities	214,676	414,562
Working capital	186,278	371,288
Current ratio(1)	1.87	1.90
Acid-test ratio(2)	1.68	1.17
Short-term bank borrowings	95,416	52,864
Total assets	650,338	977,351
Total long-term debt	116,813	259,038
Long-term debt-to-equity(1)	0.25	0.47
Total liabilities	320,908	608,151
Shareholders’ equity	327,520	367,192
Net book value per share	5.19	5.82

Notes:
(1)
The current ratio is calculated as current assets divided by current liabilities and the long-term debt-to-equity ratio is calculated as long-terdm debt, less current portion, divided by shareholders’ equity.

(2)
The acid-test ratio is calculated as cash plus account receivables plus short-term securities, divided by current liabilities (excluding liabilities related to assets held for sale).

Operating EBITDA
Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.
For the year ended December 31, 2016, our Operating EBITDA from continuing operations increased to $10.8 million from a loss of  $26.1 million for the same period of 2015 and our loss from continuing operations decreased to $23.7 million for the year ended December 31, 2016 from a loss of  $244.6 million for the same period of 2015.
The following is a reconciliation of our net loss from continuing operations to Operating EBITDA (loss) from continuing operations for the years ended December 31, 2016 and 2015:
OPERATING EBITDA (loss) from continuing operations (In thousands)	Years Ended December 31,
	2016	2015
		(Re-presented)
Net loss from continuing operations(1)	$(23,720)	$(244,602)(2)
(Reversal) recognition of impairment losses on resource properties	(8,566)	235,875
Income tax expense (recovery)	7,014	(46,193)
Finance costs	24,102	22,329
Amortization, depreciation and depletion	11,951	6,450
Operating EBITDA (loss) from continuing operations	$10,781	$(26,141)(2)

Notes:
(1)
Includes net income attributable to non-controlling interests.

(2)
Includes losses of  $51.4 million related to a customer that filed for insolvency in February 2016, $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which have since been terminated.

Letter to Shareholders
(ii)

Proposed Plan of Arrangement
We announced today a plan of arrangement (the “Plan”) that is designed to improve our corporate structure, reduce expenses and increase our global exposure. MFC Bancorp Ltd., a Canadian company will not change, just the ultimate parent company. As part of the Plan:
•
Share Capital. MFC’s stated shareholders’ capital will be reduced by an amount equal to our retained deficit which, as of December 31, 2016, was $88.9 million and in large part resulted from our discontinued operations and impairments of assets.

•
Share Consolidation/Split. MFC common shares will be consolidated on a 100 for 1 basis, with any resulting fractional shares being eliminated and the holders of the same being paid therefor in cash based upon the weighted average price of the common shares over the ten trading days immediately prior to the Plan becoming effective and thereafter such MFC common shares will be split on a 1 for 20 basis. This will reduce the number of share outstanding though each shareholder’s proportional ownership will not change and there will be cost savings from reduced administration expenses.

•
Share Exchange. MFC’s common shares will be exchanged on a one-for-one basis for common shares of a new parent company, which, upon completion of the Plan, will be renamed “MFC Bancorp Ltd.” (“New MFC”) and MFC will become a wholly-owned subsidiary of New MFC. New MFC will be incorporated in the Cayman Islands, where other significant companies such as Alibaba are also incorporated. Our existing shareholders will become shareholders of New MFC.

•
Our New York Stock Exchange (NYSE) listing under the existing symbol (MFCB) will be continuous without interruptions or changes.

Under applicable corporate law, the Plan will require, among other things, court approval and the approval of 66 2/3% of the votes cast at the meeting. Shareholders would also be entitled to exercise dissent rights in connection with the Plan. A shareholder who dissents from the Plan will be entitled, when the Plan becomes effective, to be paid in cash the fair value of their common shares, subject to MFC’s right to terminate the Plan in the event that such dissent rights are exercised with respect to more than a certain percentage of MFC common shares.
The Company believes that the benefits of the plan are, among other things:
•
Stable and Respected Jurisdiction. The Cayman Islands is a desirable jurisdiction for New MFC as it has enjoyed a long history of political and economic stability and is a well-developed international business and financial center, with a large number of public companies organized there.

•
More Flexible Corporate Structure. The separation of the public parent company from its operating businesses will facilitate future strategic transactions, such as spin-offs and corporate reorganizations as well as provide additional options for future financing structures.

•
Additional Fiscal Flexibility. By being located in an international financial center with advantageous tax laws, New MFC will have enhanced flexibility with respect to fiscal and tax planning and will be able to take advantage of the favourable treatment accorded to non-resident exempted companies under Cayman Islands law. Currently, the Cayman Islands has no corporate income, dividends or capital gains taxes and no withholding taxes on distributions to shareholders.

•
Reduced Compliance Expenses and Cash Proceeds for Odd Lot Interest Shareholders. We believe the Plan will reduce our ongoing administrative costs and allow fractional shareholders to receive cash for their fractional shares without incurring brokerage commissions or expenses.

•
Enhanced Global Exposure. We are a global company, with operations spanning internationally and New MFC’s jurisdiction of incorporation of the Cayman Islands, a recognized international financial center, is more reflective of the international nature of its operations. New MFC would also consider a secondary listing of its shares on a second stock exchange after completion of the Plan to obtain additional global exposure and liquidity.

The Plan is expected to be completed in 2017 and is subject to finalization and requisite court, shareholder and board approvals. Further information regarding the Plan will be included in materials to be mailed to the Company’s shareholders in connection with the shareholder meeting to be held to approve the Plan.
Letter to Shareholders
(iii)

Update on Management change
In March 2017, we announced that Michael Smith, our Managing Director, was appointed as the Company’s President and Chief Executive Officer. Mr. Smith replaced Gerardo Cortina, who resigned as President and Chief Executive Officer of the Company in order to pursue outside opportunities. Mr. Cortina will continue with the Company as a director and on a part-time basis as Vice-President in order to assist with the transition.
Credit Lines and Facilities
We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day merchant banking business. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.
As at December 31, 2016, we had credit facilities aggregating $430.0 million as follows: (i) we had unsecured revolving credit facilities aggregating $141.2 million from banks. The banks generally charge an interest rate at inter-bank rate plus an interest margin; (ii) we also had revolving credit facilities aggregating $64.6 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) we had a specially structured non-recourse factoring arrangement with a bank up to a credit limit of  $198.4 million for our merchant banking activities. We factor certain of our trade receivables upon invoicing, at inter-bank rate plus a margin; and (iv) we had foreign exchange credit facilities of  $25.9 million with banks.
All of these facilities are either renewable on a yearly basis or usable until further notice. Many of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
During 2016, we reduced and eliminated certain customer-specific credit facilities for customers with whom we no longer commercially transact, as well as certain credit facilities which were underutilized or in jurisdictions which we are exiting. We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our overall liquidity.
Our Future
Going forward we will expand our merchant banking activities. Our plan to exit unsatisfactory product lines and geographies, significantly reducing our inventories and receivables and reallocating the capital to more profitable business units is proceeding well. We believe these actions and the announcement of the Plan will help reduce expenses and ultimately result in an adequate return on our equity.
Stakeholder’s Communication
Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders:
•
Stakeholders are encouraged to read our entire audited financial statements and management’s discussion and analysis for the year ended December 31, 2016 as set forth in this annual report on Form 20-F for a greater understanding of our business and operations.

•
All stakeholders who have questions regarding the information in this annual report may call our North American toll free line: 1 (844) 331 3343 (International callers: +1 (604) 662 8873) to book a conference call with of our senior management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

Respectfully submitted,
Michael J. Smith
President and Chief Executive Officer
Letter to Shareholders
(iv)

Corporate information
BOARD OF DIRECTORS	AUDITORS	TRANSFER AGENT
Michael J. Smith Chairman Director since 1987 Indrajit Chatterjee Director since 2005 Silke S. Stenger* Director since 2013	PricewaterhouseCoopers LLP Suite 700 250 Howe Street Vancouver, BC V6C 3S7 Canada Telephone: (1) 604 806 7000 www.pwc.com/ca	Computershare Limited 480 Washington Blvd 27th Floor Jersey City, NJ 07310 USA Telephone: (1) 888 478 2338 www.computershare.com
	STOCK LISTING	CORPORATE OFFICE
Dr. Shuming Zhao* Director since 2014 Gerardo Cortina Director since 2014 Friedrich Hondl* Director since 2015	New York Stock Exchange 11 Wall Street New York, NY 10005 USA Telephone: (1) 212 656 3000 Email: nyselistings@nyse.com Trading symbol: MFCB	MFC Bancorp Ltd. 400 Burrard Street Suite 1860 Vancouver, BC V6C 3A6 Canada Telephone: (1) 604 683 8286 Email: rrandall@bmgmt.com
Jochen P. Dümler* Director since 2016 * Member of the Audit Committee	CORPORATE WEBSITE www.mfcbancorpltd.com
Letter to Shareholders
(v)

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
The following table sets out exchange rates, based on the Bank of Canada daily noon exchange rate, referred to as the “Noon Rate”, for the translation of United States dollars and Euros to Canadian dollars in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Rates) and the range of high and low exchange rates for these periods:

	Years Ended December 31,
	2016	2015	2014	2013	2012
	($/US$)
End of period	1.3427	1.3840	1.1601	1.0636	0.9949
High for period	1.2544	1.1728	1.0614	0.9839	0.9710
Low for period	1.4589	1.3990	1.1643	1.0697	1.0418
Average for period	1.3248	1.2787	1.1045	1.0299	0.9996
	($/€)
End of period	1.4169	1.5029	1.4038	1.4655	1.3118
High for period	1.3875	1.3111	1.3927	1.2859	1.2153
Low for period	1.5928	1.5298	1.5549	1.4724	1.3446
Average for period	1.4660	1.4182	1.4671	1.3681	1.2850
On March 30, 2017, the Noon Rate for the translation of United States dollars and Euros to Canadian dollars were US$1.00 = $1.3279 and €1.00 = $1.4244, respectively.
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
Operating EBITDA from continuing operations is used by investors and analysts for the purpose of valuing an issuer. The intent of Operating EBITDA from continuing operations is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate Operating EBITDA from continuing operations differently. For a reconciliation of net income from continuing operations to Operating EBITDA from continuing operations, please see “Item 5: Operating and Financial Review and Prospects – Results of Operations”.
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3: KEY INFORMATION
A. Selected Financial Data
The following table summarizes selected consolidated financial data prepared in accordance with IFRS for the five fiscal years ended December 31, 2016. Effective December 31, 2015, we changed our reporting currency to the Canadian dollar. Our consolidated financial statements as at and for each of the years in the three-year period ended December 31, 2014 were reported using the United States dollar. With the change in reporting currency, comparative financial information for years prior to 2015 has been recast from United States dollars to Canadian dollars to reflect our consolidated financial statements as if they had been historically reported in Canadian dollars, consistent with IAS 21, The Effects of Changes in Foreign Exchange Rates, referred to as “IAS 21”. The information in the table was extracted from our consolidated financial statements and related notes included elsewhere in this or previously filed annual reports on Form 20-F, and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5: Operating and Financial Review and Prospects”.
The results of discontinued operations have been re-presented for prior periods and certain prior period results have been reclassified to conform to current presentation. Please see “Item 5: Operating and Financial Review and Prospects – General – Reclassifications and Prior Periods” for further information.
Selected Financial Data
(Stated in Canadian dollars in accordance with IFRS)
(In thousands, other than per share amounts)
	2016	2015	2014	2013	2012
		(Re-presented)(1)	(Re-presented)(1)	(Re-presented)(1)	(Re-presented)(1)
Gross revenues	$1,131,657	$1,629,100	$1,405,330	$719,156	$424,726
(Loss) earnings from continuing operations(2)	(25,361)(3)	(246,228)(4)	17,840(5)	22,782	(16,170)(6)
Net (loss) income from continuing operations per share
Basic	(0.40)	(3.90)	0.28	0.36	(0.26)
Diluted	(0.40)	(3.90)	0.28	0.36	(0.26)
Net (loss) income from discontinued operations(2)	—	(241,402)(7)	(18,522)(8)	(13,050)(9)	212,754(10)
(Loss) earnings per share from discontinued operations:
Basic	—	(3.82)	(0.29)	(0.20)	3.40
Diluted	—	(3.82)	(0.29)	(0.20)	3.40
Net (loss) income(2)	(25,361)(3)	(487,630)(4)(7)	(682)(5)(8)	9,732(9)	196,584(6)(10)
Net (loss) income per share:
Basic	(0.40)	(7.72)	(0.01)	0.16	3.14
Diluted	(0.40)	(7.72)	(0.01)	0.16	3.14
Total assets	650,338	977,351	1,692,219	1,402,460	1,353,684
Net assets	329,430	369,200	778,933	744,245	733,018
Long-term debt, less current portion	80,564	174,333	297,157	201,947	31,012
Shareholders’ equity	327,520	367,192	777,717	744,063	726,862
Capital stock, net of treasury stock	358,831	358,831	358,570	357,322	357,322
Weighted average number of common stock outstanding, diluted	63,142	63,142	62,957	62,757	62,555
Cash dividends paid to shareholders	—	4,388	12,486	15,353	13,789

Notes:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues, costs and expenses and income taxes have been re-presented for these periods.

(2)
Attributable to our shareholders.

(3)
Includes a net non-cash reversal of  $8.6 million in connection with prior impairments on our remaining hydrocarbon properties.

(4)
Includes total non-cash impairment losses of  $235.9 million, before an income tax recovery of  $46.5 million, on our mining interest and remaining hydrocarbon properties interest that were reclassified as continuing operations and losses of  $51.4 million related to a customer that filed for insolvency in February 2016 and $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which were terminated in 2016.

(5)
Includes a non-cash impairment loss on our hydrocarbon properties of  $2.8 million.

(6)
Includes a total non-cash impairment loss and write-down of  $48.0 million (net of income tax recovery) on a subsidiary in India, which was subsequently sold in 2013.

(7)
Includes total non-cash impairment losses of  $176.3 million, before a deferred income tax expense of  $50.9 million, recognized on our hydrocarbon properties and iron ore interests.

(8)
Includes total non-cash impairment losses of  $30.4 million, before a deferred income tax recovery of  $8.4 million, on our hydrocarbon properties.

(9)
Includes a non-cash impairment loss on our hydrocarbon properties of  $6.5 million, before an income tax recovery of  $1.7 million.

(10)
Includes a bargain purchase of  $212.5 million, primarily in connection with our acquisition of certain hydrocarbon operations. The bargain purchase arose as the consideration under the transaction was less than the fair value of the net identifiable assets acquired.

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
We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our merchant banking revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often, we will hold or build upon these assets over time and we cannot predict the timing of when these assets’ values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.
A weakening of the global economy, including capital and credit markets, could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.
Our business, by its nature, does not produce predictable earnings and it may be materially affected by conditions in the global financial markets and economic conditions generally. As demand for our products and merchant banking services has historically been determined by general global macro-economic activities, demand and prices for our products and services have historically decreased substantially during economic slowdowns. A significant economic downturn may affect our sales and profitability. Further, our suppliers and customers may also be adversely affected by an economic downturn. Depending on their severity and duration, the effects and consequences of a global economic downturn could have a material adverse effect on our liquidity and capital resources, including our ability to raise capital, if needed, and otherwise negatively impact our business and financial results.
A weakening of global economic conditions would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the merchant banking industry. In particular, we may face, among others, the following risks related to any future economic downturn: increased regulations of our banking operations; compliance with such regulation may increase the costs of our banking operations, may affect the pricing of our products and services and limit our ability to pursue business opportunities; reduced demand for our products and services; inability of our customers to comply fully or in a timely manner with their existing obligations; and the degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which, in turn, impact the reliability of the process and the sufficiency of our credit loss allowances.
Further, any disruption or volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account or for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we hold assets in such market. If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.
Our earnings and, therefore, our profitability may be affected by price volatility in our various products.
The majority of our revenue from our merchant banking business is currently derived from the sale of products, which include metals and other materials. As a result, our earnings are directly related to the prices of these underlying products. There are many factors influencing the price of these products, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.
The merchant banking business is highly competitive.
All aspects of the merchant banking business are highly competitive and we expect them to remain so.
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
During the year ended December 31, 2016, none of our customers accounted for more than 10% of our revenues. However, the loss of key customers, due to competitive conditions or otherwise, may adversely affect our results of operations.
If the fair values of our long-lived assets fall below our carrying values, we would be required to record non-cash impairment losses that could have a material impact on our results of operations.
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
Our merchant banking activities are subject to counterparty risks associated with the performance of obligations by our counterparties.
Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by our counterparties. We seek to reduce the risk of non-performance by requiring credit support from creditworthy financial institutions where appropriate. We also attempt to reduce the risk of non-payment by customers or other counterparties by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit or guarantees in trading and investment activities and participation in payment, securities and supply chain transactions on our behalf and as an agent on behalf of our clients. If any such customers or counterparties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.
Larger and more frequent capital commitments in our merchant banking business increase the potential for significant losses.
We may enter into large transactions in which we commit our own capital as part of our merchant banking business. The number and size of these large transactions may materially affect our results of operations in a given period. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded or situated could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.
We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.
We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from our proprietary investing activities. These risks include market and credit risks associated with our merchant banking operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress and such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.
We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.
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
The operations of our bank subsidiary are subject to regulation which could adversely affect our business and operations.
The operations of MFC Merchant Bank Limited, referred to as the “Bank”, are subject to a number of directives and regulations, which materially affect our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation affecting the financial services industry has recently been adopted in Europe that directly or indirectly affects our business, including in Malta and other jurisdictions, and regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of credit institutions is still evolving. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging or provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our financial products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us. Please see “Item 4: Information on the Company – Regulation” for further information.
The operations of our Bank are exposed to risks faced by other financial institutions.
The operations of our Bank may involve transactions with counterparties in the financial services industry, including commercial banks, investment banks and other institutional clients. Defaults by, and even rumours or questions about the solvency of certain financial institutions and the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. We may enter into transactions that could expose us to significant credit risk in the event of default by one of our significant counterparties. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.

Any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations.
Our merchant banking business has adopted policies and procedures respecting compliance with sanctions and anti-money laundering laws and we have adopted various policies and procedures to ensure compliance with specific laws applicable to it, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorism financing; however, participation of multiple parties in any given transaction can make the process of due diligence difficult. Further, because trade finance can be more document-based than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements or other trade controls). While we are alert to high-risk transactions, we are also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If our policies and procedures are ineffective in preventing third parties from using our finance operations as a conduit for money laundering or terrorism financing without our knowledge, our reputation could suffer and/or we could become subject to fines, sanctions or legal action (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, including our banking subsidiary), which could have an adverse effect on our business, financial condition and results of operations. In addition, amendments to sanctions, anti-money laundering laws or other applicable laws or regulations in countries in which we operate could impose additional compliance burdens on our operations.
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
Some of our operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.
Some of our operations present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures, and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold, or have previously held, interests, which are unknown to us at present and have been caused by previous or existing owners or operators of the properties.
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
Liquidity, or ready access to funds, is essential to companies engaged in our businesses. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our merchant banking business and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.
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
In late October 2014, the operator of the mine underlying our royalty interest announced that it would be closing the mine and, in 2015, commenced proceedings under the Companies’ Creditors Arrangement Act (Canada), referred to as the “CCAA”, which are ongoing. The operator generally has the power to determine the manner in which the property is operated. The interests of the operator and our interests may not always be aligned. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition.
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
There are many operating risks and hazards inherent in our resource operations, including environmental hazards, industrial accidents, changes in the regulatory environment, impact of non-compliance with laws and regulations, potential damage to equipment or personal injury and fires, explosions, blowouts, spills or other accidents. Additionally, we could experience interruptions to, or the termination of, production, processing or transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity or other geological or mechanical conditions. Any of these events that result in an interruption or suspension of operations would adversely affect our discontinued operations.
In addition, certain of our undeveloped reserves are, or may in the future be, subject to third-party operating agreements, including farm-out and participation agreements. While such third-party arrangements may provide for committed expenditures and/or drilling activities, our ability to convert such undeveloped reserves within the required timeframe may be subject to operating decisions of such operators and the results of development activities conducted by such third-parties, which may not be entirely within our control.
Future environmental and reclamation obligations respecting our resource properties and interests may be material.
We have not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations or liabilities. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations. To the extent our hydrocarbon properties are not disposed of, we expect to incur site restoration costs over a prolonged period as wells reach the end of their economic life and may also be subject to reclamation and other environmental liabilities for past resource activities. There are significant uncertainties related to decommissioning obligations and the impact on the financial statements could be material. The eventual timing of and costs for these asset retirement and other environmental obligations or potential liabilities could differ from current estimates.
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
Despite security design and controls, our information technology systems, and those of our third-party partners and providers, may be vulnerable to a variety of interruptions, including during the process of upgrading or replacing software, databases or components thereof, natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, the activities of hackers, unauthorized access attempts and other security issues or may be breached due to employee error, malfeasance or other disruptions. Any such interruption or breach could result in operational disruptions or the misappropriation of sensitive data that could subject us to civil and criminal penalties, litigation or have a negative impact on our reputation. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not negatively impact our cash flows and materially affect our results of operations or financial condition.
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
We are a corporation organized under the laws of the Province of British Columbia, Canada. We were originally incorporated in June 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). We were continued under the Canada Business Corporations Act in March 1980, under the Business Corporations Act (Yukon) in August 1996 and under the Business Corporations Act (British Columbia) in November 2004. On February 16, 2016, in order to better reflect our current activities, we changed our name from “MFC Industrial Ltd.” to “MFC Bancorp Ltd.”
Our principal executive office is located at Suite 1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 and its telephone number is +1 604-683-8286. Our registered office is located at Suite 1000 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.
General
We are a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical equipment and services.
As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.
Our business is divided into two operating segments: (i) Merchant Banking, which includes our marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business interests, primarily being its business activities in medical equipment, instruments, supplies and services.
Please see “B. Business Overview” for further information regarding our recent developments.
B. Business Overview
The following is a brief description of our business and recent activities.
Recent Developments
The following is a summary of selected recent developments for our business.
Reallocation of Resources to More Profitable Operations
In 2016 and into the first quarter of 2017, we continued to advance our plan to focus our resources on our merchant banking activities, including exiting product lines and geographies with unsatisfactory margins in order to reallocate capital to higher return operations. To this end, we have, among other things:
•
reduced our inventories by 87% from $245.3 million at December 31, 2015 to $32.0 million at December 31, 2016;

•
in the fourth quarter of 2016, completed the sale of our ferrosilicon production facility and interest in quartz quarries to Elkem AS, referred to as “Elkem”, as more fully described below;

•
exited unprofitable businesses which were generating unsatisfactory returns in several jurisdictions, including Germany, Luxembourg, certain eastern European countries and the United States;

•
in the first quarter of 2017, completed the sale of a non-core commodities trading business that was focused on Latin America;

•
substantially reduced our headcount, which resulted in a 31% decrease by the end of 2016, with further reductions currently expected in 2017; and

•
allocated resources for the expansion of our merchant banking business.

Acquisition of Licensed European Bank
As an integral part of our long-term strategy and focus on merchant banking, on February 1, 2016, we completed the acquisition of the Bank, a licenced Western European bank, for total consideration of $142.4 million. The consideration under the transaction equaled the fair value of the identifiable assets acquired and the liabilities assumed on the closing date. Subsequent to the completion of the acquisition, the Bank was renamed “MFC Merchant Bank Limited”.
Sale of Ferrosilicon Plant
In the fourth quarter of 2016, we completed the sale of our interests in FESIL Rana Metall AS, referred to as “FESIL Rana”, our former subsidiary that owned a ferrosilicon production facility in Norway, and Nor-Kvarts (Spanish quartz quarries), referred to as “Nor-Kvarts”, to Elkem for cash consideration approximately equal to net asset value, subject to certain adjustments related to the profitability of FESIL Rana before closing. Elkem is one of the world’s leading companies for environmentally responsible production of materials such as silicon, ferrosilicon, foundry alloys, carbon materials and microsilica. In connection with the transaction, Elkem also purchased all FESIL Rana ferrosilicon inventory held by our other subsidiaries for fair market value at closing.
Sale of Latin American Trading Operations
In the first quarter of 2017, we completed the sale of a non-core commodities trading business that was focused on Latin America to a company controlled by Gerardo Cortina, our former President and Chief Executive Officer. Pursuant to the transaction, we received total consideration approximately equal to book value, including 450,000 of our common shares at a deemed price of  $1.84 per share and a release granted by Mr. Cortina to us of any further obligations to issue common shares to him in connection with the prior share purchase agreement between the parties. We do not expect to recognize any gain or loss in connection with this transaction.
Business Segments
Our business is divided into two operating segments: (i) Merchant Banking, which includes our marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business interests, primarily being our business activities in medical equipment, instruments, supplies and services.
Merchant Banking
We are a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical equipment and services.
We make proprietary investments as part of our overall merchant banking activities and we seek to realize gains on such investments over time. We seek to participate in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized, often as a result of financial or other distress affecting them. These investments can take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in existing indebtedness (secured and unsecured) of businesses or in new equity or debt issues. These activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.
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
In the first quarter of 2016, we completed the acquisition of the Bank, which is licensed in Europe. Through ownership of an “in-house” bank, we will be able to supplement our core business with regulated banking services.
The Bank does not engage in retail or commercial banking, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. These products include: bank guarantees, letters of credit, documentary bank guarantees/stand-by letters of credit, bills of exchange, bills of lading, promissory notes and forwarders’ certificate of receipt facilities; with and without recourse factoring; forfaiting; discounting of bills of exchange and promissory notes; purchase financing collateralized by the product; inventory financing collateralized by inventory; structured trade finance, including advisory services, in conjunction with export credit agencies; and merchant banking products and services.
We also provide supply chain services, logistics and other trade and structured finance services to producers and consumers. These activities provide cost effective and efficient transportation, as well as payment terms accommodating working capital requirements for our customers and partners. Our operations often utilize strategies and structures to facilitate the working capital needs of our clients. We engage in purchases and sales with producers who are unable to effectively realize sales due to their specific circumstances.
Often, producers and end consumers work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such operations, we try to capture various product, financing and currency spreads. Through our operational history, we have been able to develop long-standing relationships with producers, end customers and financiers and integrate them into our activities, allowing us to leverage our marketing and financial experience and relationships to provide services to our customers.
In 2016, we commenced our plan to focus on our core merchant banking activities. Since 2015, we have exited various products and geographies, including disposing of a Latin America-focused commodities trading business, our interest in a ferrosilicon production facility and interest in quartz quarries, our interest in an iron ore property in the United States, the significant portion of our hydrocarbon properties and our steel and ferroalloys trading businesses in Europe and the United States.
Our merchant banking business employs personnel worldwide and our main business office is located in Vienna, Austria. We also maintain offices in Canada, Malta, Argentina, China, Serbia, Germany and Uganda. In addition, we establish relationships with marketing agents located worldwide. Our marketing and other business activities in this segment are supported by a network of agents and relationships.
All Other
Our All Other segment encompasses our corporate and other investments and business interests, primarily relating to business activities in medical equipment, instruments, supplies and services.
Competitive Conditions
Both segments of our business are intensely competitive and we expect them to remain so.
We operate in a highly competitive environment in most of our markets and we face competition in our merchant banking activities, principally from international banks, the majority of which are European, North American or Latin American regulated banks, in our finance and fee-generating activities. Such competition may have the effect of reducing spreads on our financing activities.
Our merchant banking business is relatively small compared to our competitors in the sector. Many of our competitors have far greater financial resources, a broader range of products and sources of supply, larger customer bases, greater name recognition and marketing resources, a larger number of senior professionals to serve their clients’ needs, greater global reach and more established relationships with clients than we do. These competitors may be better able to respond to changes in business conditions, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share generally.
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
Regulation
Our operations are international in nature and are subject to the laws and regulations of a number of international jurisdictions, as well as oversight by regulatory agencies and bodies in those jurisdictions. In particular, the banking industry is subject to extensive regulation and oversight. The operations of our Bank are subject to the regulations and directives issued by the European Union, as well as any additional

Maltese legislation. The Bank is subject to direct supervision by the Malta Financial Services Authority and indirect supervision by the European Central Bank. The regulations which most significantly affect our Bank, or which could most significantly affect it in the future, relate to capital requirements, liquidity and the funding and development of a banking union in the European Union. As a Maltese credit institution, the Bank is subject to the Capital Requirements Directive Framework, referred to as the “CRD IV Framework”, through which the European Union began implementing the Basel III Capital reforms from January 1, 2014, with certain requirements in the process of being phased in by January 1, 2019. The CRD IV Framework, among other things, requires regulatory reporting of  “large exposures”, which are generally exposures to a client or group of connected clients in excess of 10% of the Bank’s eligible capital base and such large exposures cannot be greater than 25% of the Bank’s eligible capital base, after taking into account credit risk mitigation.
Our gas and oil operations are subject to various Canadian governmental regulations including those imposed by the Alberta Energy Regulator and Alberta Utilities Commission. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds and pooling of properties and taxation. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with such operations are also subject to regulation under federal, provincial and local laws and regulations. We are subject to decommissioning obligations in connection with our ownership interests in hydrocarbon assets, including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on our net ownership interest in wells and facilities, estimated costs to reclaim and abandon same and the estimated timing of the costs to be incurred in future years. We have estimated the net present value of total decommissioning obligations to be $13.2 million as at December 31, 2016.
C. Organizational Structure
The following table describes our direct and indirect material subsidiaries as at March 30, 2017, their respective jurisdictions of organization and our interest in respect of each subsidiary. The table excludes subsidiaries that only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets do not materially impact our consolidated results and net assets.
Subsidiaries	Country of Incorporation	Proportion of Voting Interest(1)
MFC Commodities GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Kasese Cobalt Company Limited	Uganda	75%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
M Financial Corp.	Barbados	100%
MFC Corporate Services AG	Switzerland	100%
MFC Power Limited Partnership	Canada	100%
MFC Energy Finance Inc.	Canada	100%
F.J. Elsner GmbH	Austria	100%
FESIL Sales GmbH	Germany	100%
MFC Merchant Bank Limited	Malta	100%
Sino Medical Technology Co. Ltd.	Marshall Islands	100%

Note:
(1)
Percentages rounded to nearest whole number. Our proportional voting interests are identical to our proportional beneficial interests, except for a non-wholly owned subsidiary in Africa from which we derive a 100% beneficial interest resulting from our shareholder loan.

Please see Note 31 to our audited consolidated financial statements for the year ended December 31, 2016 for further information.
D. Property, Plants and Equipment
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
We also hold an interest under a mining sub-lease related to an iron ore mine located in Wabush, Newfoundland and Labrador, Canada, which commenced in 1956 and expires in 2055. In late 2014, the mine operator announced the closure of the mine and, in 2015, commenced proceedings under the CCAA. These proceedings are ongoing.
In the fourth quarter of 2015, we disposed of certain hydrocarbon interests that were classified as held for sale. As a result, our hydrocarbon interests currently only include interests in West Central Alberta, Canada. As at December 31, 2016, these hydrocarbon interests comprised of approximately 91 producing and 87 non-producing natural gas wells and approximately 6 producing and 18 non-producing oil wells and an average 70.3% working interest in approximately 86,500 gross acres of land.
ITEM 4A: UNRESOLVED STAFF COMMENTS
None.
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2016 and 2015 should be read in conjunction with our audited consolidated financial statements and related notes.
General
We are a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. We do business in multiple geographies and specialize in a wide range of industrial products.
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
Our net book value declined by $39.7 million to $327.5 million as at December 31, 2016, compared to December 31, 2015, due to foreign exchange fluctuations and a net loss in 2016.
Reclassifications and Prior Periods
On December 31, 2016, we reclassified assets of  $45.7 million and associated liabilities of  $29.9 million, relating to a non-core Latin America focused commodities trading business, as held for sale. This business was sold in the first quarter of 2017. Please see “Item 4: Information on the Company – B. Business Overview” and Note 5 to our audited consolidated financial statements for the year ended December 31, 2016 for further information.
On June 30, 2016 and September 30, 2016, we ceased to classify our interest as lessor under a mining sub-lease of the lands upon which an iron ore mine is situated and our remaining hydrocarbon properties, respectively, as assets held for sale as the criteria for assets classified as assets held for sale were no longer met. Accordingly, the results of operations of these assets for 2015 and 2014 have been reclassified to continuing operations and revenues, costs and expenses, income taxes and cash flows have been re-presented for prior periods. Please see Note 5 to our audited consolidated financial statements for the year ended December 31, 2016 for further information.
Business Environment
Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking and trade finance as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.
Ongoing economic conditions and uncertainties, including slower economic growth in China and continuing economic uncertainty in Europe, continued to impact markets and cause significant volatility in commodity prices in 2016. During 2016, intensifying over the second half of the year and into 2017, significant events in the global political landscape have introduced macroeconomic and political risks that are difficult to quantify and could have far-reaching implications for the global economy. These events increased the uncertainty surrounding the probable future direction of interest rates, inflation, foreign exchange rates, trade volumes and fiscal and monetary policy. As a result, the evolution of the global economy and regional economies is increasingly difficult to predict.
We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. Changes in currency rates affect our financial performance and position because our European subsidiaries’ assets, liabilities, revenues and operating costs are denominated in Euros. Accordingly, a weakening of the Canadian dollar against the Euro would have the effect of increasing the value of such assets, liabilities, revenues and operating costs when translated into Canadian dollars, our reporting currency. Conversely, a strengthening of the Canadian dollar against these currencies would have the effect of decreasing such values.
As at December 31, 2016, the Canadian dollar had strengthened by 6% against the Euro from the end of 2015. Such strengthening negatively impacted our asset values (net of liabilities) reported in Canadian dollars as at December 31, 2016. As a result, we recognized a net $14.6 million currency translation adjustment loss accumulated under other comprehensive income within equity in 2016, compared to a net $79.5 million currency translation adjustment gain in 2015.
Results of Operations
The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2016, 2015 and 2014:
	Years Ended December 31,
	2016	2015	2014
		(Re-presented)(1)	(Re-presented)(1)
	(In thousands, except per share amounts)
Gross revenues	$1,131,657	$1,629,100	$1,405,330
Costs and expenses	1,148,363	1,919,895	1,376,016
Costs of sales and services	1,061,052	1,573,868	1,266,430
Selling, general and administrative expense	79,164	86,648	83,862
Finance costs	24,102	22,329	15,967
Share-based compensation – selling, general and administrative	—	—	423
Impairment of available-for-sale securities	91	245	341
(Reversal) recognition of impairment losses on resource properties	(8,566)	235,875	2,813
(Loss) earnings from continuing operations(2)	(25,361)(3)	(246,228)(4)	17,840(5)
Net loss from discontinued operations(2)	—	(241,402)(6)	(18,522)(7)
Net loss(2)	(25,361)(3)	(487,630)(4)(6)	(682)(5)(7)
Loss per share:
Basic	(0.40)	(7.72)	(0.01)
Diluted	(0.40)	(7.72)	(0.01)

Notes:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues, costs and expenses and income taxes have been re-presented for these periods.

(2)
Attributable to our shareholders.

(3)
Includes a net non-cash reversal of  $8.6 million in connection with prior impairments on our remaining hydrocarbon properties.

(4)
Includes total non-cash impairment losses of  $235.9 million, before an income tax recovery of  $46.5 million, on our mining interest and remaining hydrocarbon properties that were reclassified as continuing operations and losses of  $51.4 million related to a customer that filed for insolvency in February 2016 and $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which were terminated in 2016.

(5)
Includes a non-cash impairment loss on our hydrocarbon properties of  $2.8 million.

(6)
Includes total non-cash impairment losses of  $176.3 million, before a deferred income tax expense of  $50.9 million, recognized on our hydrocarbon properties and iron ore interests.

(7)
Includes a non-cash impairment loss of  $30.4 million, before a deferred income tax recovery of  $8.4 million, on our hydrocarbon properties.

The following table provides a breakdown of our total revenues from continuing operations for each of the years ended December 31, 2016, 2015 and 2014:
	Years Ended December 31,
	2016	2015	2014
		(Re-presented)(1)	(Re-presented)(1)
	(In thousands)
Merchant banking products and services	$1,078,745	$1,580,935	$1,360,979
Gain on securities, net	—	—	333
Interest	3,056	4,237	4,542
Dividends	6	7	8
Other	49,850	43,921	39,468
Total revenues	$1,131,657	$1,629,100	$1,405,330

Note:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues have been re-presented for these periods.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015
The following is a breakdown of our gross revenues by segment for each of the years indicated:
	Years Ended December 31,
	2016	2015
		(Re-presented)(1)
	(In thousands)
Gross Revenues:
Merchant banking	$1,095,896	$1,593,879
All other	35,761	35,221
	$1,131,657	$1,629,100

Note:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues have been re-presented for this period.

In 2016, 62% of our revenues were from Europe, 25% were from the Americas and 13% were from Asia and other regions.
In 2016, our proportionate revenues by product were: (i) 21% from metals; (ii) 28% from steel products; (iii) 45% from minerals, chemicals and alloys; and (iv) 6% from other.
Based upon the average exchange rates for 2016, the Canadian dollar weakened by approximately 3% in value against the Euro compared to the average exchange rates for 2015.
Revenues for 2016 decreased to $1,131.7 million from $1,629.1 million in 2015, primarily as a result of our decision to exit certain product lines and geographies, marginally offset by the positive impact of the weaker Canadian dollar against the Euro in 2016. As a substantial portion of our revenues are generated in Euros, the weakening of the Canadian dollar against the Euro positively impacted our revenues in 2016 when such Euro-denominated revenues were translated to Canadian dollars.

Revenues for our merchant banking business for 2016 decreased to $1,095.9 million from $1,593.9 million in the same period of 2015, primarily as a result of our decision to exit certain product lines, marginally offset by the positive impact of the weaker Canadian dollar against the Euro in 2016.
Revenues for our all other segment were $35.8 million in 2016, compared to $35.2 million in 2015.
Costs of sales and services decreased to $1,061.1 million during 2016 from $1,573.9 million in 2015, primarily as a result of our decision to exit certain product lines and geographies, marginally offset by the impact of the weaker Canadian dollar against the Euro in 2016.
The following is a breakdown of our costs of sales and services for each of the years indicated:
	Years Ended December 31,
	2016	2015
		(Re-presented)(1)
	(In thousands)
Merchant banking products and services	$1,027,627	$1,512,970
Credit losses on loans and receivables and guarantees, net of recoveries	17,023	54,540
Fair value gain on government environmental emission refund	—	(4,157)
Fair value loss on investment property	44	—
Market value decrease on commodity inventories	4,273	1,910
Loss (gain) on derivative contracts, net	521	(2,913)
Loss on securities, net	116	84
Other	11,448(2)	11,434
Total costs of sales and services	$1,061,052	$1,573,868

Notes:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, costs of sales and services have been re-presented for this period.

(2)
Includes a gain on dispositions of subsidiaries totaling $2.6 million. Please see Note 31 to our audited consolidated financial statements for the year ended December 31, 2016 for further information.

In 2016, we recognized a credit loss of  $11.3 million on receivables due from a formerly consolidated subsidiary.
Selling, general and administrative expenses decreased to $79.2 million in 2016 from $86.6 million in 2015.
In 2016, finance costs increased to $24.1 million from $22.3 million in 2015, primarily as a result of expanded factoring activities.
In the fourth quarter of 2015, one of our customers in the wood products market experienced financial difficulties and, in February 2016, filed for insolvency, which was an adjusting subsequent event in the prior year under IAS 10, Events after the Reporting Period, referred to as “IAS 10”. As a result, we had to determine an allowance for credit losses against our trade receivables due from this customer and its affiliates, referred to as the “former customer group” as at December 31, 2015. As at December 31, 2015, we had gross trade receivables of  $103.3 million due from this former customer group as well as other contracts with such former customer group. Our management conducted an extensive assessment of impairment losses on these trade receivables. This assessment involved a number of judgments and a high level of estimation uncertainty. The factors considered in these estimates include our legal rights and obligations under all related contracts and collateral, which include inventories, mortgages, insurance of collateral and other credit enhancement instruments. We recognized an allowance for credit losses of  $10.7 million in connection with this customer and its affiliates as at December 31, 2015.
In addition, we guaranteed certain prepayment loans made by third-party banks to this former customer group to finance, which financed off-take contracts for which we were the off-taker. These guarantees were previously classified as contingent liabilities prior to December 31, 2015 and, as a result, we had recorded a provision of  $40.7 million for the expected payments under the guarantees. We paid such amount in the year ended December 31, 2016. During the year ended December 31, 2016, we received proceeds of  $39.1 million from risk mitigation assets related to these provisions, of which $35.1 million was credited to profit or loss through a recovery of credit losses and the remainder was credited to trade receivables.
As at December 31, 2016, our management reviewed the underlying contracts, legal documents, credit enhancement instruments and collateral to assess the recoverability of the receivables from this former customer group. This assessment required management to make certain assumptions regarding possible future outcomes and carries a degree of estimation uncertainty. While our management believes that these receivables are collectable, a wide range of possible outcomes was considered in its analysis, which resulted in a probability-weighted valuation below the gross carrying amount. Therefore, we recognized a cumulative allowance for credit losses of  $43.9 million due in connection with this former customer group as at December 31, 2016, including an additional provision of  $33.3 million which was recognized during the second quarter of 2016. The resulting carrying amount is most sensitive to the assumptions regarding the likelihood of recovering amounts based on the various sources of collateral. The timing of the resolution of the uncertainty related to the recoverability of these receivables is dependent on the legal processes being followed to recovering these amounts. After the recognition of such impairment losses, we had net trade receivables of  $100.0 million due from this former customer group as at December 31, 2016.
In 2016, we recognized a net foreign currency transaction gain of  $7.5 million, compared to a net foreign currency transaction loss of  $0.9 million in 2015, in our consolidated statement of operations. The foreign currency transaction gain and loss primarily represent exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements and the gains and losses on our foreign currency derivatives.
In 2016, we recognized a net non-cash reversal of  $8.6 million in connection with prior impairments on our remaining hydrocarbon properties. In 2015, we recognized non-cash impairment losses of  $235.9 million on our resource properties before the recognition of a deferred tax recovery of  $46.5 million.
We recognized an income tax expense (other than resource property revenue taxes) of  $6.0 million in 2016, compared to an income tax recovery of  $46.5 million in 2015. Our income tax paid in cash, excluding resource property revenue taxes, during 2016 was $2.8 million, compared to $5.0 million in 2015. We also recognized resource property revenue taxes of  $1.0 million in 2016, compared to $0.3 million in 2015.
Overall, we recognized an income tax expense of  $7.0 million (income tax expense of  $6.0 million and resource property revenue taxes of  $1.0 million) in 2016, compared to an income tax recovery of  $46.2 million (income tax recovery of  $46.5 million and resource property revenue taxes of  $0.3 million) in 2015. The recovery in 2015 related to impairment losses recognized in 2015.
In 2016, our net loss attributable to shareholders was $25.4 million, or $0.40 per share on a basic and diluted basis, compared to $487.6 million, or $7.72 per share on a basic and diluted basis, in 2015, which included a loss from discontinued operations of  $241.4 million, or $3.82 per share on a basic and diluted basis, in 2015.
For 2016, our Operating EBITDA from continuing operations increased to $10.8 million from a loss of $26.1 million for 2015.
The following is a reconciliation of our net loss from continuing operations to Operating EBITDA from continuing operations for each of the years indicated.
	Years Ended December 31,
	2016	2015
	(In thousands)
Operating EBITDA (loss) from continuing operations
Net loss from continuing operations(1)	$(23,720)	$(244,602)(2)
(Reversal) recognition of impairment losses on resource properties	(8,566)	235,875
Income tax expense (recovery)	7,014	(46,193)
Finance costs	24,102	22,329
Amortization, depreciation and depletion	11,951	6,450
Operating EBITDA (loss) from continuing operations	$10,781	$(26,141)(2)

Notes:
(1)
Includes net income attributable to non-controlling interests.

(2)
Includes losses of  $51.4 million related to a customer that filed for insolvency in February 2016, $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which have since been terminated.

Please see “Non-IFRS Financial Measures” for additional information.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014
The following is a breakdown of our gross revenues by segment for each of the years indicated:
	Years Ended December 31,
	2015	2014
	(Re-presented)(1)	(Re-presented)(1)
	(In thousands)
Gross Revenues:
Merchant banking	$1,593,879	$1,375,526
All other	35,221	29,804
	$1,629,100	$1,405,330

Note:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues have been re-presented for these periods.

In 2015, our proportionate revenues by product were: (i) 20% steel products; (ii) 44% minerals, chemicals and alloys; (iii) 16% metals; (iv) 14% wood products; and (v) 6% other. In 2015, 64% of our revenues were from Europe, 24% were from the Americas and 12% were from Asia and other regions.
Based upon the average exchange rates for 2015, the Canadian dollar strengthened by approximately 3% and weakened by approximately 14% in value against the Euro and the United States dollar, respectively, compared to the average exchange rates for 2014.
Revenues for 2015 increased to $1,629.1 million from $1,405.3 million in 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014 and an increase in our finance and supply chain volumes, partially offset by the exiting of certain product lines and the negative impact of the marginally stronger Canadian dollar against the Euro in 2015. As a substantial portion of our revenues are generated in Euros, the marginal strengthening of the Canadian dollar against the Euro slightly negatively impacted our revenues in 2015 when such Euro-denominated revenues were translated to Canadian dollars.
Revenues for our merchant banking business were $1,593.9 million for 2015, compared to $1,375.5 million for 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014 and an increase in our finance and supply chain volumes, partially offset by the exiting of certain product lines and the impact of the marginally stronger Canadian dollar against the Euro.
Revenues for our all other segment were $35.2 million for 2015, compared to $29.8 million for 2014.
Costs of sales and services increased to $1,573.9 million during 2015 from $1,266.4 million during 2014, primarily as a result of the consolidation of our acquisitions in the second quarter of 2014 and increased credit losses on loans and receivables and guarantees as a result of the insolvency of a customer subsequent to December 31, 2015 (see below), partially offset by the exiting of certain product lines and the impact of the marginally stronger Canadian dollar against the Euro.
The following is a breakdown of our costs of sales and services for each of the years indicated:
	Years Ended December 31,
	2015	2014
	(Re-presented)(1)	(Re-presented)(1)
	(In thousands)
Merchant banking products and services	$1,512,970	$1,269,324
Credit losses on loans and receivables and guarantees, net of recoveries	54,540	4,346
Fair value gain on government environmental emission refund	(4,157)	—
Fair value loss on investment property	—	134
Market value decrease (increase) on commodities inventories	1,910	(4,172)
Gain on derivative contracts, net	(2,913)	(10,189)
Write-off of inventories, net	—	165
Loss on trading securities, net	84	—
Other	11,434	6,822
Total costs of sales and services	$1,573,868	$1,266,430

Note:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, costs of sales and services have been re-presented for these periods.

The gain on derivative instruments stemmed from commodity and currency derivatives.
In the fourth quarter of 2015, one of our customers in the wood products market experienced financial difficulties and, subsequent to year end, filed for insolvency. Please see “Year Ended December 31, 2016 Compared to Year Ended December 31, 2015” for further information.
In 2015, we recognized losses of  $9.9 million in connection with long-term off-take agreements, which were terminated in 2016. Such long-term off-take agreements were entered into by a subsidiary we acquired in 2014, which produced and sold ferro-alloy and other related products, and resulted in losses being incurred as ferrosilicon prices generally declined in 2015.
Selling, general and administrative expenses, excluding share-based compensation, increased to $86.6 million in 2015 from $83.9 million in 2014, primarily as a result of an increase in professional fees relating to restructuring activities, an arbitration settlement of  $2.0 million with the vendor of a subsidiary acquired in 2014, the payment of certain restructuring and severance expenses in 2014 and the consolidation of our acquisitions in the second quarter of 2014, partially offset by the impact of the marginally stronger Canadian dollar against the Euro.
In 2015, finance costs increased to $22.3 million from $16.0 million in 2014, primarily as a result of higher debt levels and factoring charges in relation to an increase in business volume.
In 2015, we recognized a net foreign currency transaction loss of  $0.9 million, compared to $6.0 million in 2014, in the consolidated statement of operations. The loss in 2014 was primarily non-cash and relates to the settlement of certain intercompany accounts of subsidiaries with different functional currencies in pursuit of fiscally responsible strategies. The foreign currency transaction gain and loss represent exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.
We recognized an income tax recovery of  $46.2 million in 2015, compared to an income tax expense of $10.1 million in 2014. Our statutory tax rate was 26% in each of 2015 and 2014. The income tax paid in cash during 2015 was $5.0 million, compared to $4.8 million in 2014.
In 2015, our net loss attributable to shareholders from continuing operations was $246.2 million, or $3.90 per share on a basic and diluted basis, compared to net income attributable to shareholders from continuing operations of  $17.8 million, or $0.28 per share on a basic and diluted basis, in 2014.
Our net loss attributable to shareholders from continuing operations for 2015 included credit losses of $51.4 million in connection with a customer filing for insolvency in the first quarter of 2016 and losses of $9.9 million incurred in connection with long-term off-take agreements (see above).
Our revenues from discontinued operations were $62.4 million for 2015, compared to $99.7 million for 2014. The decrease was primarily the result of a decrease in natural gas prices and volumes, compared to 2014. Our costs and expenses for discontinued operations were $243.2 million in 2015, which included non-cash impairments of  $176.3 million, before income taxes, on our hydrocarbon properties and iron ore interests, compared to $126.5 million in 2014, which included a non-cash impairment of  $30.4 million on our hydrocarbon properties.
In connection with the sale of a 95% economic interest in certain of our hydrocarbon assets in the fourth quarter of 2015, we recognized a deferred tax expense of  $12.0 million in 2015 resulting from the write-off of previously recognized deferred tax assets.
In 2015, our loss from discontinued operations was $241.4 million, or $3.82 per share on a basic and diluted basis, which includes non-cash impairments of  $148.9 million, or $2.36 per share on a basic and diluted basis, and $27.4 million, or $0.43 per share on a basic and diluted basis, before income taxes, respectively, on our hydrocarbon properties and iron ore interests, compared to a net loss of  $18.5 million, or $0.29 per share, for 2014, which included a non-cash impairment of  $30.4 million, or $0.48 per share on a basic and diluted basis, before income taxes, on our hydrocarbon properties. Please see Note 5 to our audited consolidated financial statements for the year ended December 31, 2016 for further information.
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
For 2015, our Operating EBITDA from continuing operations decreased to an Operating EBITDA loss of $26.1 million from Operating EBITDA from continuing operations of  $56.7 million for 2014.
The following is a reconciliation of our net (loss) income from continuing operations to Operating EBITDA from continuing operations for each of the years indicated.
	Years Ended December 31,
	2015	2014
	(In thousands)
Operating EBITDA (loss) from continuing operations
Net (loss) income from continuing operations(1)	$(244,602)(2)	$19,198
Impairment of hydrocarbon and resource properties	235,875	2,813
Income tax (recovery) expense	(46,193)	10,116
Finance costs	22,329	15,967
Amortization, depreciation and depletion	6,450	8,557
Operating EBITDA (loss) from continuing operations	$(26,141)(2)	$56,651

Notes:
(1)
Includes net income attributable to non-controlling interests.

(2)
Includes losses of  $51.4 million related to a customer that filed for insolvency in February 2016, $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014.

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
The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:
	December 31,
	2016	2015	2014
	(In thousands, except ratio amounts)
Total debt	$116,813	$259,038	$363,255
Less: cash and cash equivalents	(120,676)	(197,519)	(344,891)
Net debt	Not applicable	61,519	18,364
Shareholders’ equity	327,520	367,192	777,717
Net debt-to-equity ratio	Not applicable	0.17	0.02

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2016, 2015 and 2014. Our net debt-to-equity ratio as at December 31, 2016 was not applicable as we had a net cash and cash equivalents balance and, as at December 31, 2015 and 2014 was 0.17 and 0.02, respectively.
The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:
	December 31,
	2016	2015	2014
	(In thousands, except ratio amounts)
Long-term debt, less current portion	$80,564	$174,333	$297,157
Shareholders’ equity	327,520	367,192	777,717
Long-term debt-to-equity ratio	0.25	0.47	0.38

During 2016, our strategy, which remained unchanged from 2015 and 2014, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels. Our long-term debt-to-equity ratio was 0.25, 0.47 and 0.38 as at December 31, 2016, 2015 and 2014, respectively.
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
Our business can be cyclical and our cash flows can vary accordingly. Our principal operating cash expenditures are for our working capital, proprietary investments and general and administrative expenses.
Working capital levels fluctuate throughout the year and are affected by the level of our merchant banking operations, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand, credit facility amounts and expected cash flows from operations to meet our working capital and other requirements as well as unexpected cash demands.
The following table presents a summary of cash flows for our continuing operations for each of the periods indicated:
	Years Ended December 31,
	2016	2015	2014
		(Re-presented)(1)	(Re-presented)(1)
	(In thousands)
Cash flows provided by (used in) continuing operating activities	$99,867	$(95,048)	$(16,085)
Cash flows provided by (used in) continuing investing activities	$35,482	$(8,561)	$(107,115)
Cash flows (used in) provided by continuing financing activities	$(167,275)	$(68,669)	$71,066
Exchange rate effect on cash and cash equivalents	$(37,540)	$35,619	$36,387
Decrease in cash and cash equivalents	$(69,466)	$(145,058)	$(8,408)

Note:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, cash flows from operating, investing and financing activities have been re-presented for this period.

Cash Flows from Continuing Operating Activities
Operating activities provided cash of  $99.9 million in 2016, compared to using cash of  $95.0 million in 2015. A decrease in inventories provided cash of  $184.9 million in 2016, compared to $15.7 million in 2015. A decrease in account payables and accrued expenses (including derivative liabilities) used cash of  $124.5 million in 2016, compared to $18.6 million in 2015. In 2016, an increase in short-term bank borrowings provided cash of  $34.7 million, compared to a decrease in short-term bank borrowings using cash of

$137.6 million in 2015. A decrease in deposits, prepaid and other provided cash of  $24.7 million in 2016, compared to an increase in deposits, prepaid and other using cash of  $8.6 million in 2015. An increase in receivables (including derivative assets) used cash of  $16.9 million in 2016, compared to a decrease in receivables providing cash of  $57.6 million in 2015. A decrease in short-term securities provided cash of $4.0 million in 2016, compared to $80,000 in 2015.
Operating activities used cash of  $95.0 million in 2015, compared to $16.1 million in 2014. In 2015, a decrease in short-term bank borrowings used cash of  $137.6 million, compared to $103.0 million in 2014. A decrease in receivables (including derivative assets) provided cash of  $57.6 million in 2015, compared to $9.5 million in 2014, primarily as a result of collections of trade receivables. A decrease in account payables and accrued expenses (including derivative liabilities) used cash of  $18.6 million in 2015, compared to an increase in account payables and accrued expenses providing cash of  $16.1 million in 2014. A decrease in inventories provided cash of  $15.7 million in 2015, compared to an increase in inventories using cash of $32.0 million in 2014. An increase in deposits, pre-paid and other, used cash of  $8.6 million in 2015, compared to a decrease in deposits, pre-paid and other, providing cash of  $41.7 million in 2014. The increase in deposits, pre-paid and other, was primarily a result of an increase in prepaid inventories.
Cash Flows from Continuing Investing Activities
Investing activities provided cash of  $35.5 million in 2016, compared to using cash of  $8.6 million in 2015. The increase was primarily due to our acquisition of the Bank, net of cash and cash equivalents acquired, and sales of subsidiaries, which provided cash totaling $24.9 million in 2016. In 2016, proceeds from the sale of our equity method investee and investments other than trading securities provided cash of  $10.1 million, compared to $nil in 2015.
Investing activities used cash of  $8.6 million in 2015, compared to $107.1 million in 2014, primarily in connection with our acquisitions in 2014. Purchases of property, plant and equipment, net of proceeds from dispositions, used cash of  $8.0 million in 2015, compared to $29.6 million in 2014.
Cash Flows from Continuing Financing Activities
Net cash used by financing activities was $167.3 million in 2016, compared to $68.7 million in 2015. A net decrease in debt used cash of  $165.6 million in 2016, compared to $63.0 million in 2015.
Net cash used by financing activities was $68.7 million in 2015, compared to net cash provided by financing activities of  $71.1 million in 2014. A net decrease in debt used cash of  $63.0 million in 2015, compared to a net increase in debt providing $107.9 million in 2014. In 2015, dividends paid to our shareholders used cash of  $4.4 million in connection with the fourth instalment of our 2014 dividend, which was paid in the first quarter of 2015, compared to $12.5 million in 2014.
Cash Flows from Discontinued Operations
Discontinued operating activities used cash of  $7.0 million in 2015, compared to providing cash of  $19.0 million in 2014.
Discontinued investing activities used cash of  $1.4 million in 2015, compared to $11.7 million in 2014.

Financial Position
The following table sets out our selected financial information as at the dates indicated:
	December 31,
	2016	2015
	(In thousands)
Cash and cash equivalents	$120,676	$197,519
Short-term cash deposits	182	233
Short-term securities	5,018	170
Securities – derivatives	1,240	5,555
Restricted cash	—	639
Trade receivables	135,962	151,229
Tax receivables	11,743	11,705
Other receivables	35,251	14,727
Inventories	31,954	245,345
Real estate held for sale	1,066	1,130
Deposits, prepaid and other	12,195	21,442
Assets held for sale	45,667	136,156
Total assets	650,338	977,351
Working capital	186,278	371,288
Short-term bank borrowings	95,416	52,864
Debt, current portion	36,249	84,705
Account payables and accrued expenses	45,114	182,051
Financial liabilities – derivatives	5,514	3,554
Income tax liabilities	2,486	3,809
Liabilities relating to assets held for sale	29,897	87,579
Long-term debt, less current portion	80,564	174,333
Decommissioning obligations	13,219	—
Shareholders’ equity	327,520	367,192
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
As at December 31, 2016, cash and cash equivalents decreased to $120.7 million from $197.5 million as at December 31, 2015.
Trade receivables and other receivables were $136.0 million and $35.3 million, respectively, as at December 31, 2016, compared to $151.2 million and $14.7 million, respectively, as at December 31, 2015. The decrease in trade receivables was primarily as a result of an increase in allowance for credit losses of $46.6 million primarily related to our former customer that filed for insolvency in February 2016 and the reclassification of certain trade receivables. The increase in other receivables was primarily as a result of the reclassification of a loan from assets held for sale and an increase in supplier accounts with debit balances. Credit risk from trade receivables is substantially mitigated through credit insurance, bank guarantees, letters of credit and other risk mitigation measures.
Our assets held for sale, consisting of assets related to our former Latin American-focused commodities trading business (subsequently sold in the first quarter of 2017), decreased to $45.7 million as at December 31, 2016 from $136.2 million as at December 31, 2015, which consisted of hydrocarbon and iron ore interests, which were reclassified to continuing operations in 2016. As at December 31, 2016, we had liabilities relating to assets held for sale of  $29.9 million, comprised of debt of  $20.1 million and other liabilities of  $9.8 million, compared to $87.6 million as at December 31, 2015, which was comprised of $59.3 million of debt, $17.9 million of decommissioning obligations, $1.9 million of short-term borrowings, $0.7 million of other indebtedness and $7.8 million of deferred tax liabilities. See “General – Reclassifications and Prior Periods” for further information.

Inventories decreased to $32.0 million as at December 31, 2016, from $245.3 million as at December 31, 2015, primarily as a result of the decision to rationalize certain product lines and geographies. $21.1 million of our inventories were contracted at fixed prices or hedged as at December 31, 2016.
Deposits, prepaid and other assets were $12.2 million as at December 31, 2016, compared to $21.4 million as at December 31, 2015. The decrease was primarily a result of a decrease in prepayments and deposits for inventories.
Tax receivables, consisting primarily of refundable value-added taxes, were $11.7 million as at both of December 31, 2016 and 2015.
We had short-term securities of  $5.0 million as at December 31, 2016, compared to $0.2 million as at December 31, 2015. The increase was primarily as a result of government-issued securities held by our recently acquired Bank at the date of acquisition.
We had short-term financial assets relating to hedging derivatives of  $1.2 million as at December 31, 2016, compared to $5.6 million as at December 31, 2015. We had current liabilities relating to hedging derivatives of  $5.5 million as at December 31, 2016, compared to $3.6 million as at December 31, 2015. We had long-term liabilities relating to hedging derivatives of  $0.9 million as at December 31, 2016, compared to $0.7 million as at December 31, 2015.
Account payables and accrued expenses were $45.1 million as at December 31, 2016, compared to $182.1 million as at December 31, 2015. The decrease was primarily due to payments, including the payment of $40.7 million pursuant to guarantees for which we had recognized a provision of equal amount in 2015, and the deconsolidation of former subsidiaries, which were sold in 2016.
Our short-term bank borrowings increased to $95.4 million as at December 31, 2016, from $52.9 million as at December 31, 2015, primarily as a result of the decrease in trade payables.
Total long-term debt decreased to $116.8 million as at December 31, 2016, from $259.0 million as at December 31, 2015, primarily as a result of long-term debt repayments and the reclassification of liabilities related to assets held for sale.
As at December 31, 2016, we had decommissioning obligations of  $13.2 million relating to our remaining hydrocarbon properties.
Short-Term Bank Loans and Facilities
As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day structured solutions and merchant banking business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at December 31, 2016, we had credit facilities aggregating $430.0 million comprised of: (i) unsecured revolving credit facilities aggregating $141.2 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $64.6 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of  $198.4 million for our merchant banking activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; and (iv) foreign exchange credit facilities of  $25.9 million with banks. All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
In 2016, we reduced and eliminated certain customer- and subsidiary-specific credit facilities with which we no longer commercially transact as well as certain foreign exchange credit facilities which were underutilized. We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our corporate vision or our liquidity.

Long-Term Debt
Other than lines of credit drawn and as may be outstanding for trade financing and structured solutions activities, as at December 31, 2016, the maturities of our long-term debt from our continuing operations were as follows:
Maturity	Principal	Interest	Total
	(In thousands)
2017	$36,249	$4,134	$40,383
2018	29,731	2,860	32,591
2019	17,761	1,852	19,613
2020	19,536	1,044	20,580
2021	4,778	408	5,186
Thereafter	8,758	455	9,213
	$116,813	$10,753	$127,566

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
Please refer to Note 16 to our audited consolidated financial statements for the year ended December 31, 2016 for further information regarding interest rates, maturities and other terms and conditions for our bank debts.
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
In 2016, we reported a net $14.6 million currency translation adjustment loss under other comprehensive loss within equity. This compared to a net gain of  $79.5 million in 2015. This currency translation adjustment did not affect our profit and loss statement. The loss in 2016 was primarily a result of the strengthening of the Canadian dollar against the Euro and the United States dollar from 2015.

Contractual Obligations
The following table sets out our contractual obligations and commitments from continuing operations as at December 31, 2016 in connection with our long-term liabilities.
	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Long-term debt obligations, including interest	$40,383	$52,204	$25,766	$9,213	$127,566
Operating lease obligations	1,079	948	79	—	2,106
Purchase obligations	13,747	—	—	—	13,747
Other long-term liabilities	1,911	619	258	93	2,881
Total	$57,120	$53,771	$26,103	$9,306	$146,300

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
Summary of Quarterly Results
The following tables provide selected unaudited financial information for the most recent eight quarters:
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
			(Re-presented)(1)	(Re-presented)(1)
	(In thousands, except per share amounts)
Gross revenues	$186,719	$257,421	$329,935	$357,582
Net loss from continuing operations(2)	(16,696)(3)	(7,968)	(636)	(61)
Loss from continuing operations, per share
Basic	(0.26)	(0.13)	(0.01)	—
Diluted	(0.26)	(0.13)	(0.01)	—
Net loss(2)	(16,696)(3)	(7,968)	(636)	(61)
Loss, per share
Basic	(0.26)	(0.13)	(0.01)	—
Diluted	(0.26)	(0.13)	(0.01)	—

Notes:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues, costs and expenses and income taxes have been re-presented for these periods.

(2)
Attributable to our shareholders.

(3)
Includes a net non-cash reversal of  $8.6 million in connection with prior impairments on our hydrocarbon properties.

	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
	(Re-presented)(1)	(Re-presented)(1)	(Re-presented)(1)	(Re-presented)(1)
	(In thousands, except per share amounts)
Gross revenues	$414,598	$417,024	$431,764	$349,557
Net (loss) income from continuing operations(2)	(48,446)(3)	(208,119)(4)	4,586	5,398
(Loss) earnings from continuing operations, per share
Basic	(0.77)(3)	(3.30)(4)	0.07	0.09
Diluted	(0.77)(3)	(3.30)(4)	0.07	0.09
Net (loss) income(2)	(111,807)(3)	(392,208)(4)(5)	8,548	7,836
(Loss) earnings, per share
Basic	(1.77)(3)	(6.21)(4)(5)	0.14	0.12
Diluted	(1.77)(3)	(6.21)(4)(5)	0.14	0.12

Notes:
(1)
In connection with the reclassification of our mining interest and hydrocarbon properties to continuing operations in 2016, revenues, costs and expenses and income taxes have been re-presented for these periods.

(2)
Attributable to our shareholders.

(3)
Includes losses of  $51.4 million related to a customer that filed for insolvency in February 2016 (please see “Results of Operations” for further information), $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which have since been terminated, and the reversal of non-cash impairment losses of  $30.0 million and recognition of a deferred tax liability of  $7.8 million in connection with our mining interest.

(4)
Includes non-cash impairments of $265.9 million, consisting of $47.7 million and $218.2 million on our hydrocarbon properties and mining interest, respectively, before an income tax recovery of $54.3 million recognized on mining interest.

(5)
Includes a non-cash impairment of interests in resource properties of  $123.3 million before a reduction of deferred tax assets of $50.9 million.

Application of Critical Accounting Policies
The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2 to our audited consolidated financial statements included in this annual report on Form 20-F for a discussion of the significant accounting policies.
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
Provisions are established on an individual receivable basis as well as on gross customer exposures. A country risk provision may be made based on exposures in less developed countries and on our management’s overall assessment of the underlying economic conditions in those countries.
Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include our legal rights and obligations under all the contracts and the expected future cash flows from the receivables and their collateral, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the receivables. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.
In addition, we also provide credit losses for our credit exposures arising from guarantees we issued. The loss assessment process, as well as the exercise of judgment and estimation uncertainty, is similar to the preceding paragraph.
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
New Standards and Interpretations Adopted and Not Yet Adopted
IFRS 9, Financial Instruments, referred to as “IFRS 9”, issued in July 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement, referred to as “IAS 39”. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018. Management expects to complete the assessment of IFRS 9 on our consolidated financial statements before the end of the third quarter of 2017.
IFRS 15, Revenue from Contracts with Customers, referred to as “IFRS 15”, specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014. In September 2015, the IASB deferred the effective date of IFRS 15 to annual reporting periods beginning on or after January 1, 2018. Our management expects to complete the assessment of the impacts of IFRS 15 on our consolidated financial statements before the end of the third quarter of 2017.
IFRS 16, Leases, referred to as “IFRS 16”, issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees under a single model that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations, and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management is currently assessing the impacts of IFRS 16 on our consolidated financial statements.
Amendments to IAS 7, Statement of Cash Flows, were issued in January 2016 and require that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities”. The new disclosure requirements also relate to changes in financial assets if they meet the same definition. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities. The amendments are effective for annual periods beginning on or after January 1, 2017 on a prospective basis. Our management expects that additional disclosures will be required.
Trend Information
For a discussion of trends relating to revenues derived from our royalty interest, please see “Item 4: Information on the Company – B. Business Overview – Business Segments – Merchant Banking”.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
In the normal course of our merchant banking activities, we issue guarantees to our trade and financing partners in order to secure financing facilities. Upon the use or drawdown of the underlying financing facilities, the financing facilities are recorded as liabilities on the consolidated statement of financial position such as short-term bank borrowings or debt. Accordingly, the issued guarantees relating to such financing facilities that are used or drawn are not considered contingent liabilities or off-balance sheet transactions. As at December 31, 2016, we had unrecorded contingent liabilities of  $28.8 million relating to outstanding guarantees issued to our trade and financing partners in the normal course of our merchant banking activities.
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
Name (Age)	Present Position	Date of Commencement of Office with our Company
Michael J. Smith (68) (1)	Chairman, Managing Director, President, Chief Executive Officer and Director	1986
Samuel Morrow (32)	Deputy Chief Executive Officer and Chief Financial Officer	2014
Ferdinand Steinbauer (60)	Treasurer	2014
Dr. Shuming Zhao (64)(2)(3)(4)	Director	2014
Indrajit Chatterjee (71)(2)(4)	Director	2005
Silke S. Stenger (48)(2)(3)(4)	Director	2013
Gerardo Cortina (61)(5)(6)	Vice President and Director	2014
Friedrich Hondl (56)(3)(6)	Director	2015
Jochen Dümler (62)(2)(3)(6)(7)	Director	2016

Notes:
(1)
Mr. Smith was appointed Chairman in March 2016 and President and Chief Executive Officer in March 2017.

(2)
Member of our Compensation Committee.

(3)
Member of our Audit Committee.

(4)
Member of our Nominating and Corporate Governance Committee.

(5)
Mr. Cortina resigned as President and Chief Executive Officer in March 2017.

(6)
Member of our Risk Committee.

(7)
Mr. Dümler was appointed a director in January 2016.

Michael J. Smith – Chairman, Managing Director, President and Chief Executive Officer
Mr. Smith has been a director of our company since 1986, was appointed Chairman in March 2016 and was appointed President and Chief Executive Officer in March 2017. Mr. Smith was appointed our Managing Director in May 2014, having served as our President and Chief Executive Officer from 1996 to 2000 and from 2010 to May 2014 and Chief Financial Officer from 2010 to March 2014. He was our Secretary until March 1, 2008. Mr. Smith was also previously the President, Chief Executive Officer, Secretary and a director of Mass Financial Corp. and has served as a director and officer of various public companies. Mr. Smith has experience in corporate finance and restructuring.
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
Gerardo Cortina – Vice President and Director
Mr. Cortina resigned as our President and Chief Executive Officer in March 2017, having served in such position since May 2014. Mr. Cortina was managing director of Possehl Mexico S.A. de C.V., referred to as “Possehl”, from 1986 until June 2014. Possehl has been active in trading and distribution of metals, mineral products, chemicals and ferroalloys to the iron and steel, foundry, refractory, plastics, paints, animal feed and chemicals industries. Mr. Cortina has successfully developed export markets in Central America, the Caribbean and South America. Mr. Cortina has a Master of Business Administration from the Wharton School of Business at the University of Pennsylvania.
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
B. Compensation
During the fiscal year ended December 31, 2016, we paid an aggregate of approximately $3.1 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2016 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.
Executive Officers
The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2016 to our President and Chief Executive Officer, Chief Financial Officer and each of our two most highly compensated executive officers (or persons acting in a similar capacity) whose total compensation for the fiscal year exceeded $150,000:
				Non-equity incentive compensation plan compensation ($)(1)
Name and Principal Position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Michael J. Smith Chairman, Managing Director, President and Chief Executive Officer(2)	609,593	—	—	—	—	—	290,055(3)	899,648
Samuel Morrow Chief Financial Officer and Deputy Chief Executive Officer	377,801	—	—	—	—	—	15,468(4)	393,269
Gerardo Cortina(5) Former President and Chief Executive Officer	859,842	—	—	—	—	—	142,866(6)	1,002,708
Ferdinand Steinbauer Treasurer	578,475	—	—	—	—	—	—	578,475
Roland Schulien Senior Vice President Finance, Europe	221,187	—	—	—	—	—	—	221,187

Notes:
(1)
All awards under MFC’s non-equity incentive compensation plans are paid during the financial year they were earned.

(2)
Mr. Smith was appointed our President and Chief Executive Officer in March 2017 to fill the vacancy created by Mr. Cortina’s resignation.

(3)
Consists of housing allowances and expenses.

(4)
Consists of medical and other customary perquisites.

(5)
Mr. Cortina resigned as our President and Chief Executive Officer in March 2017.

(6)
Consists of housing allowances and expenses.

For the purposes of the above table, compensation amounts were translated to Canadian dollars at the applicable exchange rate at the date of the transaction or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rates as at the date of the transactions.

Directors’ Compensation
The following table provides a summary of compensation paid by us to, or earned by, the directors of our company during the fiscal year ended December 31, 2016.
Director Compensation Table
Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael J. Smith(1)	—	—	—	—	—	—	—
Gerardo Cortina(2)	—	—	—	—	—	—	—
Dr. Shuming Zhao	110,092	—	—	—	—	—	110,092
Indrajit Chatterjee	103,428	—	—	—	—	—	103,428
Silke S. Stenger	158,207	—	—	—	—	—	158,207
Friedrich Hondl	207,295(3)	—	—	—	—	—	207,295(3)
Jochen Dümler(4)	146,390	—	—	—	—	—	146,390

Notes:
(1)
Compensation provided to Mr. Smith, in his capacity as managing director is disclosed in the table above under the heading “Executive Officers”.

(2)
Compensation provided to Mr. Cortina, in his former capacity as Chief Executive Officer is disclosed in the table above under the heading “Executive Officers”.

(3)
Includes $91,625 paid to, or earned by, Mr. Hondl during the year ended December 31, 2016 in connection with a retainer and meeting and committee fees relating to his acting as a director and board committee member for our regulated Bank subsidiary.

(4)
Mr. Dümler was appointed as a director in January 2016.

A total of  $0.7 million was paid to our directors for services rendered as directors (including as directors of our subsidiaries), or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid an annual fee of US$25,000 and US$2,500 for each director’s meeting attended as well as additional fees, as applicable, for their respective participation on our committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.
Pension Plan Benefits
As of December 31, 2016, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.
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
Our board of directors has established an Audit Committee. Our Audit Committee currently consists of Silke S. Stenger, Dr. Shuming Zhao, Friedrich Hondl and Jochen Dümler. The Audit Committee operates pursuant to a charter adopted by the board of directors on October 26, 2013, a copy of which is available online at our website at www.mfcbancorpltd.com. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; (iii) the independence, qualifications and performance of our independent auditors; and (iv) the performance and structure of our internal audit function. The Audit Committee also reviews and approves our hiring policies, establishes our procedures for dealing with complaints, oversees our financial reporting processes and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, risk assessment and risk management, accounting principles and auditing procedures being applied.

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
Our board of directors has established a Risk Committee. Our Risk Committee currently consists of Jochen Dümler, Friedrich Hondl and Gerardo Cortina. The Risk Committee reviews and reports to our board of directors respecting our business risks and risk mitigation strategies.
D. Employees
At December 31, 2016, 2015 and 2014, we employed approximately 448, 651 and 809 people, respectively. Included in the 448 employees as at December 31, 2016 were more than 50 employees who have been given notice of termination of their employment contracts.
E. Share Ownership
There were 62,692,272 common shares, 200,000 stock options and no share purchase warrants issued and outstanding as of March 30, 2017. Of the common shares and stock options issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2016, beneficially owned the following common shares and held the following stock options:
Name and principal position	Common shares beneficially owned (#)	Percentage of total common shares outstanding (%)	Stock options held (#)
Michael J. Smith Chairman, Managing Director, President and Chief Executive Officer and Director(1)	545,337	0.9%	—
Dr. Shuming Zhao Director	—	—	—
Indrajit Chatterjee Director	—	—	—
Silke S. Stenger Director	—	—	—
Friedrich Hondl Director	—	—	—
Jochen Dümler Director	—	—	—

Name and principal position	Common shares beneficially owned (#)	Percentage of total common shares outstanding (%)	Stock options held (#)
Gerardo Cortina Vice-President and Director and former President and Chief Executive Officer	109,820	0.2%	—
Samuel Morrow Deputy Chief Executive Officer and Chief Financial Officer	42,390	—*	100,000(2)
Ferdinand Steinbauer Treasurer	306,726	0.5%	—
Roland Schulien Senior Vice President Finance, Europe	—	—	—

Notes:
(1)
Mr. Smith was appointed Chairman in March 2016 and President and Chief Executive Officer in March 2017.

(2)
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
The maximum number of our common shares that may be issuable pursuant to all awards granted under the 2014 Plan is 2,877,018 common shares, being 2,000,000 plus the number of common shares available for awards under the Prior Plans as of the effective date of the 2014 Plan. Notwithstanding the foregoing, the maximum number of shares that may be issued as incentive stock options under the 2014 Plan is 2,000,000. Forfeited, cancelled, returned and lapsed awards are not counted against the 2,000,000 common shares. Any awards granted under the 2014 Plan, or portions thereof, that are settled in cash and not by issuance of our common shares are not counted against the foregoing limits. No awards had been issued pursuant to the 2014 Plan as at December 31, 2016. There were no awards available for grant under the 2014 Plan as at December 31, 2016.
As at December 31, 2016, no awards were outstanding under our 1997 Stock Option Plan and 200,000 stock options were outstanding under our 2008 Incentive Plan.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
There were 62,692,272 common shares issued and outstanding as of March 30, 2017. The following table sets forth, as of the date hereof, persons known to us to be the beneficial owner of more than five percent (5%) of our common shares:
Name	Amount Owned	Percent of Class(1)
Peter Kellogg	20,662,400(2)	33.0%
Lloyd I. Miller, III	8,016,640(3)	12.8%

Notes:
(1)
Based on 62,692,272 common shares issued and outstanding on March 30, 2017.

(2)
Mr. Kellogg controls 13,405,000 of our common shares through IAT. In his public filings, Mr. Kellogg disclaims beneficial ownership of all of the shares, or approximately 21.4% of the issued and outstanding common shares, owned by IAT. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 1,200,000 common shares of our company owned by his wife, Cynthia Kellogg.

(3)
Mr. Miller controls such shares through a number of trusts and wholly-owned corporations. In his public filings, Mr. Miller discloses that he exercises sole dispositive and voting control over 7,458,953 of such shares and shared dispositive and voting control over 557,687 of such shares.

As of March 30, 2017, there were 62,692,272 common shares issued and outstanding held by 371 registered shareholders. Of those common shares issued and outstanding, 62,665,564 common shares were registered in the United States (333 registered shareholders).
The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.
Peter Kellogg may be considered to control our company as a result of, among other things, his ownership of approximately 33.0% of our common shares.
There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.
B. Related Party Transactions
Other than as disclosed herein, to the best of our knowledge, in the year ended December 31, 2016, there were no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, President and Chief Executive Officer, Chief Financial Officer, Treasurer, Chief Operating Officer and their close family members.
In April 2014, we entered into a share purchase agreement, referred to as the “SPA”, with Gerardo Cortina, our former President and Chief Executive Officer, whereby we acquired from him his 40% minority interest in a commodities trading subsidiary in Mexico. The purchase price under the SPA consisted of 509,820 of our common shares (which would be delivered upon occurrence of an event (as defined in the agreement), the latest being in 2025) and a contingent purchase price whereby 50,000 of our common shares would be issued to Mr. Cortina for each year from 2014 to 2025 if the commodities trading subsidiary achieved an annual net income milestone as computed under IFRS for the year. In June 2014, the share purchase agreement was amended whereby the 509,820 of our common shares were released to Mr. Cortina following the approval of the New York Stock Exchange, referred to as the “NYSE”, (which was received in June 2014) and the contingent purchase price was reduced to be payable for each year from 2014 to 2024. All other terms remained unchanged. Mr. Cortina was appointed to our board of directors and as our

President and Chief Executive Officer in May 2014. The annual target was achieved for 2014. As a result, we issued 50,000 common shares to Mr. Cortina in the first half of 2015. The SPA was terminated and Mr. Cortina resigned as our President and Chief Executive Officer in March 2017. In the first quarter of 2017, we also completed the sale of the aforementioned commodities trading subsidiary to a company controlled by Mr. Cortina. See “Item 4: Information on the Company – B. Business Overview – Recent Developments” for further information.
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
Legal Proceedings
We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of our domestic and international transactions covering the years ended December 31, 2006 to April 19, 2013 and a provincial reassessment received by a predecessor company in November 2016. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 14 to our audited consolidated financial statements for the year ended December 31, 2016 for further information.
Dividend Distributions
We did not declare or pay any dividends to our shareholders in 2016. The actual timing, payment and amount of dividends paid on our common shares is determined by our board of directors, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our board of directors considers relevant.
B. Significant Changes
Please refer to “Item 4: Information on the Company – A. History and Development of the Company” and Note 32 of our annual financial statements included herewith for a discussion of significant events that have occurred after December 31, 2016.

ITEM 9: THE OFFER AND LISTING
A. Offer and Listing Details
Since June 18, 2007, our common shares have been quoted on the NYSE, currently under the symbol “MFCB”. The following table sets forth the high and low quoted prices of our common shares on the NYSE for the periods indicated.
	High (US$)	Low (US$)
Annual Highs and Lows
2016	2.50	1.56
2015	7.11	1.50
2014	8.25	5.20
2013	10.39	7.25
2012	8.80	6.65
Quarterly Highs and Lows
2017
First Quarter	2.27	1.78
2016
Fourth Quarter	2.26	1.98
Third Quarter	2.43	1.66
Second Quarter	2.34	1.56
First Quarter	2.50	1.71
2015
Fourth Quarter	3.32	1.50
Third Quarter	4.15	2.79
Second Quarter	5.04	3.85
First Quarter	7.11	3.61
Monthly Highs and Lows
March 2017(1)	2.03	1.66
February 2017	2.24	1.96
January 2017	2.27	1.98
December 2016	2.26	1.85
November 2016	2.18	1.66

Note:
(1) Until March 30, 2017.
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
Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents. See “D. Exchange Controls” below for a discussion of the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.
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
C. Material Contracts
There have been no material contracts outside of the ordinary course of business to which we were a party in the last two years.
D. Exchange Controls
There are presently no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common shares. However, any remittances of dividends to shareholders not resident in Canada are subject to withholding tax in Canada. See “E. Taxation”.
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
E. Taxation
Material Canadian Federal Income Tax Consequences
The discussion under this heading is a general summary of the principal Canadian federal income tax consequences pursuant to the Income Tax Act (Canada), referred to as the “Tax Act”, of holding and disposing of our common shares for a shareholder of our Company who, at all relevant times and for purposes of the Tax Act holds such common shares as capital property, deals at arm’s length with the Company, is not affiliated with the Company and, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada and has not and will not use or hold or be deemed to use or hold the common shares in or in the course of carrying on business in Canada, referred to as a “Non-Resident Holder”. Special rules, which are not discussed below, may apply to an authorized foreign bank, or a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.
Our common shares will generally be considered capital property to a Non-Resident Holder unless either (i) the Non-Resident Holder holds the common shares in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder has acquired the common shares in a transaction or transactions considered to be an adventure in the nature of trade.
The term “U.S. Shareholder,” for the purposes of this section, means a Non-Resident Holder who, for purposes of the Canada-United States Tax Convention (1980) as amended, referred to as the “Convention”, is at all relevant times a resident of the United States and is a “qualifying person”, within the meaning of the Convention, entitled to all benefits of the Convention. In some circumstances, income or gains earned by fiscally transparent entities (including limited liability companies) will be eligible for benefits under the Convention. U.S. Shareholders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Convention based on their particular circumstances.
This summary is based upon the current provisions of the Tax Act and the regulations thereunder, referred to as the “Regulations”, in force as of the date hereof, the current publicly announced administrative and assessing policies of the Canada Revenue Agency, referred to as the “CRA”, and the Convention. This summary also takes into account the amendments to the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, referred to as the “Tax Proposals”, and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian Federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian Federal income tax consequences described herein.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is hereby made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.
Currency Conversion
Subject to certain exceptions that are not discussed in this summary, all amounts relevant to computing a Non-Resident Holder’s liability for tax (including dividends, adjusted cost base, and proceeds of disposition) under the Tax Act must, for the purposes of the Tax Act, be determined in Canadian dollars based on the rate quoted by the Bank of Canada for the applicable day or such other rate that is acceptable to the CRA. The amount of any dividend required to be included in a Non-Resident Holder’s income, or any capital gain or capital loss realized by a Non-Resident Holder, may be affected by fluctuations in the Canadian dollar against other currencies.
Dividends
Under the Tax Act, dividends on common shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Convention, a U.S. Shareholder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. The rate may be further reduced to 5% where the U.S. Shareholder is a corporation that owns (or is considered to own) at least 10% of our voting shares. In addition, under the Convention, dividends may be exempt from Canadian non-resident withholding tax if paid to certain U.S. Shareholders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

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
Please refer to Note 29 of our annual consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2016.
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
The foregoing summary of the Advance Notice Policy is not complete and is qualified in its entirety by reference to the full text of the Advance Notice Policy, a copy of which was filed as Exhibit 1.4 of our annual report on Form 20-F filed with the Securities and Exchange Commission, referred to as the “SEC”, on March 31, 2014.
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
As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2016. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).
Based on this evaluation, management concluded that, as of December 31, 2016, our internal control over financial reporting was effective.
The effectiveness of our company’s internal control over financial reporting as of December 31, 2016 has been audited by our independent registered chartered accountants, PricewaterhouseCoopers LLP, who also audited our consolidated financial statements for the year ended December 31, 2016. PricewaterhouseCoopers LLP has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2016. Their report is included in this annual report on Form 20-F.
Acquired Business
As described in this annual report on Form 20-F, in the first quarter of 2016, we acquired the Bank, which has been excluded from management’s report on internal control over financial reporting as there was not sufficient time to complete an assessment of the internal controls of such business between the date of the acquisition and the date of management’s assessment of internal controls. We consolidated the Bank from February 1, 2016 and it represents 5.0% of our total assets as of December 31, 2016 and approximately 0.2% of our gross revenues for 2016.
Changes in Internal Control over Financial Reporting
We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS, as required by Canadian National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
As reported in our prior annual report on Form 20-F for the year ended December 31, 2015, our management previously concluded that, as of December 31, 2015, our internal controls over financial reporting were not effective due to material weaknesses identified, respecting design deficiencies relating to: (i) interpretations for complex accounting on contingent liabilities, collateral and risk mitigation assets stemming from structured trade finance transactions. Specifically, the insolvency of a customer subsequent to 2015 resulted in management having to evaluate and measure certain receivables and contingent liabilities as at December 31, 2015; and (ii) the determination of the presentation of revenue and costs of sales on a gross or net basis, which resulted in revenues and costs of sales being recast for prior periods. The internal controls over the assessment of these items and the related entity level controls were not sufficiently designed to address the risks of potential misstatement. These material weaknesses could have resulted in the overstatement of assets and understatement of credit losses in the consolidated financial statements as at and for the year ended December 31, 2015 and resulted in the restatement of revenues and costs of sales for comparative periods. As these were identified prior to filing, they did not result in misstatements in the consolidated financial statements for the year ended December 31, 2015 or the current period.
Since identifying the material weaknesses described above, our management engaged in the implementation of remediation efforts to address same. Management responded to specific control deficiencies as they were identified and implemented remediation plans to address any issues, including: (i) enhancing the design and documentation of management review controls in order to enhance the precision at which management review controls operate; (ii) improving the documentation of internal control procedures; and (iii) enhancing the evaluation of revenue determinations. As a result of these remediation efforts, our management has determined that the above material weaknesses have been remediated.
Other than the remediation of control weaknesses previously identified, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2016 by PricewaterhouseCoopers LLP were $1,706,000 (before goods and services tax). The aggregate fees for audit services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2015 by PricewaterhouseCoopers LLP were $3,702,500 (before goods and services tax).
Audit-Related Fees
$21,300 and $27,500 were billed by PricewaterhouseCoopers LLP during the years ended December 31, 2016 and 2015 for assurance or related services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category “Audit Fees” above.
Tax Fees
During the fiscal year ended December 31, 2016, the aggregate fees billed for tax compliance, tax advice and tax planning by PricewaterhouseCoopers LLP were $47,000 (before goods and services tax). For the fiscal year ended December 31, 2015, the aggregate fees for tax compliance, tax advice and tax planning by PricewaterhouseCoopers LLP were $100,800 (before goods and services tax).
All Other Fees
During the fiscal year ended December 31, 2016, the aggregate fees billed by PricewaterhouseCoopers LLP for all services not related to audit or tax were $3,400 (before goods and services tax). For the fiscal year ended December 31, 2015, the aggregate fees billed by PricewaterhouseCoopers LLP for all services not related to audit or tax were $148,700 (before goods and services tax), which related to certain financial due diligence matters.
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
The Audit Committee has considered the nature and amount of the fees billed for the fiscal years ended December 31, 2016 and 2015 by PricewaterhouseCoopers LLP and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of PricewaterhouseCoopers LLP.
ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E:
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2016, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our common shares.

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
ITEM 16H: MINE SAFETY DISCLOSURE
Not applicable.
ITEM 17: FINANCIAL STATEMENTS
Not applicable. See “Item 18: Financial Statements”.

ITEM 18: FINANCIAL STATEMENTS
The following attached audit reports and financial statements are incorporated herein:
1. Report of Independent Auditors, PricewaterhouseCoopers LLP, dated March 31, 2017 on the consolidated financial statements of our company for the years ended December 31, 2016 and 2015 and on the effectiveness of internal controls over financial reporting as at December 31, 2016	58
2. Consolidated statements of financial position as of December 31, 2016 and 2015	60
3. Consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014	61
4. Consolidated statements of comprehensive income for the years ended December 31, 2016, 2015 and 2014	62
5. Consolidated statements of changes in equity for the years ended December 31, 2016, 2015 and 2014	63
6. Consolidated statements of cash flows for the years ended December 31, 2016, 2015 and 2014	65
7. Notes to consolidated financial statements as of December 31, 2016	66

Independent Auditor’s Report
To the Shareholders of
MFC Bancorp Ltd.
We have completed integrated audits of MFC Bancorp Ltd. and its subsidiaries’ current year and prior years consolidated financial statements and their internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.
Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of MFC Bancorp Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of operations, comprehensive (loss)/income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.
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
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MFC Bancorp Ltd. and its subsidiaries as at December 31, 2016 and December 31, 2015 and their financial performance and their cash flows for each of the three years in the period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on internal control over financial reporting
We have also audited MFC Bancorp Ltd. and its subsidiaries’ internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
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
As described in Form 20-F, management has excluded MFC Merchant Bank Limited from its assessment of internal control over financial reporting as at December 31, 2016 because it was acquired by the Company in a purchase business combination during 2016. We have also excluded MFC Merchant Bank Limited from our audit of internal control over financial reporting. MFC Merchant Bank Limited is a wholly owned subsidiary whose total assets and total revenues represent 5.0% and 0.2%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2016.
Opinion
In our opinion, MFC Bancorp Ltd. and its subsidiaries’ maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
/s/ “PricewaterhouseCoopers LLP”
Chartered Professional Accountants
Vancouver, BC
March 31, 2017

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Canadian Dollars in Thousands)
	Notes	December 31, 2016	December 31, 2015
ASSETS
Current Assets
Cash and cash equivalents		$120,676	$197,519
Short-term cash deposits		182	233
Securities		5,018	170
Securities – derivatives		1,240	5,555
Restricted cash		—	639
Trade receivables	7	135,962	151,229
Tax receivables		11,743	11,705
Other receivables	8	35,251	14,727
Inventories	9	31,954	245,345
Real estate held for sale		1,066	1,130
Deposits, prepaid and other	10	12,195	21,442
Assets held for sale	5	45,667	136,156
Total current assets		400,954	785,850
Non-current Assets
Securities		561	680
Securities – derivatives		—	171
Real estate held for sale		13,035	13,812
Investment property	11	35,663	37,873
Property, plant and equipment	12	99,443	95,745
Interests in resource properties	13	79,147	—
Deferred income tax assets	14	16,647	20,641
Other		4,072	21,912
Other, restricted		816	667
Total non-current assets		249,384	191,501
		$650,338	$977,351
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	15	$95,416	$52,864
Debt, current portion	16	36,249	84,705
Account payables and accrued expenses	17	45,114	182,051
Financial liabilities – derivatives		5,514	3,554
Income tax liabilities		2,486	3,809
Liabilities relating to assets held for sale	5	29,897	87,579
Total current liabilities		214,676	414,562
Long-term Liabilities
Debt, less current portion	16	80,564	174,333
Financial liabilities – derivatives		940	682
Accrued pension obligations, net	18	3,259	4,061
Decommissioning obligations	19	13,219	—
Deferred income tax liabilities	14	7,353	13,711
Other		897	802
Total long-term liabilities		106,232	193,589
Total liabilities		320,908	608,151
Equity
Capital stock, fully paid	20	419,916	419,916
Treasury stock	20	(61,085)	(61,085)
Contributed surplus		15,417	15,417
Deficit		(88,920)	(63,559)
Accumulated other comprehensive income		42,192	56,503
Shareholders’ equity		327,520	367,192
Non-controlling interests		1,910	2,008
Total equity		329,430	369,200
		$650,338	$977,351

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2016, 2015 and 2014
(Canadian Dollars in Thousands, Except per Share Amounts)
	Notes	2016	2015	2014
			(Re-presented)	(Re-presented)
Gross revenues	21	$1,131,657	$1,629,100	$1,405,330
Costs and expenses:
Costs of sales and services	21	1,061,052	1,573,868	1,266,430
Selling, general and administrative		79,164	86,648	83,862
Share-based compensation – selling, general and administrative	22	—	—	423
Finance costs		24,102	22,329	15,967
Impairment of available-for-sale securities		91	245	341
(Reversal) recognition of impairment losses on resource properties		(8,566)	235,875	2,813
Exchange differences on foreign currency transactions, net (gain) loss		(7,480)	930	6,017
Other		—	—	163
		1,148,363	1,919,895	1,376,016
(Loss) income from operations		(16,706)	(290,795)	29,314
Income tax (expense) recovery:
Income taxes		(5,994)	46,518	(7,455)
Resource property revenue taxes		(1,020)	(325)	(2,661)
	23	(7,014)	46,193	(10,116)
(Loss) income from continuing operations		(23,720)	(244,602)	19,198
Loss on discontinued operations	5	—	(241,402)	(18,522)
Net (loss) income for the year		(23,720)	(486,004)	676
Less: Net income attributable to non-controlling interests		(1,641)	(1,626)	(1,358)
Net loss attributable to owners of the parent company		$(25,361)	$(487,630)	$(682)
Basic (loss) earnings per share:
Continuing operations	24	$(0.40)	$(3.90)	$0.28
Discontinued operations	24	—	(3.82)	(0.29)
		$(0.40)	$(7.72)	$(0.01)
Diluted (loss) earnings per share:
Continuing operations	24	$(0.40)	$(3.90)	$0.28
Discontinued operations	24	—	(3.82)	(0.29)
		$(0.40)	$(7.72)	$(0.01)
Weighted average number of common shares outstanding
– basic	24	63,142,272	63,142,272	62,922,837
– diluted	24	63,142,272	63,142,272	62,957,105
The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
For the Years Ended December 31, 2016, 2015 and 2014
(Canadian Dollars in Thousands)
	2016	2015	2014
		(Re-presented)	(Re-presented)
Net (loss) income for the year	$(23,720)	$(486,004)	$676
Other comprehensive (loss) income, net of income taxes
Exchange differences arising from translating financial statements of foreign operations	(14,067)	79,355	45,767
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated	(560)	143	(127)
Net exchange differences	(14,627)	79,498	45,640
Fair value loss on available-for-sale securities	(73)	(293)	(282)
Reclassification of fair value loss on available-for-sale securities to statements of operations for securities disposed of or impaired	141	245	147
Net fair value gain (loss) on available-for-sale securities	68	(48)	(135)
Remeasurement of net defined benefit liabilities	192	(298)	(1,034)
	(14,367)	79,152	44,471
Total comprehensive (loss) income for the year	(38,087)	(406,852)	45,147
Comprehensive income attributable to non-controlling interests	(1,585)	(2,028)	(1,213)
Comprehensive (loss) income attributable to owners of the parent company	$(39,672)	$(408,880)	$43,934
Consisting of: Continuing operations	$(39,672)	$(167,478)	$62,456
Discontinued operations	—	(241,402)	(18,522)
	$(39,672)	$(408,880)	$43,934
Other comprehensive (loss) income, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$192	$(298)	$(1,034)
will be reclassified subsequently to profit or loss when specific conditions are met	(14,559)	79,450	45,505
	$(14,367)	$79,152	$44,471

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2016, 2015 and 2014
(Canadian Dollars in Thousands)
	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	Retained Earnings (Deficit)	Available- for-sale Securities	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2013	67,501,936	$418,407	(4,949,810)	$(61,085)	$13,451	$—	$438,508	$86	$2,478	$(67,782)	$744,063	$182	$744,245
Net (loss) income	—	—	—	—	—	—	(682)	—	—	—	(682)	1,358	676
Dividends paid and payable	—	—	—	—	—	—	(16,874)	—	—	—	(16,874)	(1,034)	(17,908)
Share-based compensation	—	—	—	—	423	—	—	—	—	—	423	—	423
Exercise of employee stock options	30,326	343	—	—	(84)	—	—	—	—	—	259	—	259
Acquisition and elimination of non-controlling interest	509,820	905	—	—	—	1,830	3,177	—	—	—	5,912	(1,403)	4,509
Purchase of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	140	140
Disposition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	2,118	2,118
Net fair value loss	—	—	—	—	—	—	—	(135)	—	—	(135)	—	(135)
Net loss on remeasurements	—	—	—	—	—	—	—	—	(1,034)	—	(1,034)	—	(1,034)
Net exchange differences	—	—	—	—	—	—	—	—	—	45,785	45,785	(145)	45,640
Balance at December 31, 2014	68,042,082	419,655	(4,949,810)	(61,085)	13,790	1,830	424,129	(49)	1,444	(21,997)	777,717	1,216	778,933
Net (loss) income	—	—	—	—	—	—	(487,630)	—	—	—	(487,630)	1,626	(486,004)
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	(1,645)	—	(1,645)	—	(1,645)
Issuance of contingently issuable shares	50,000	261	—	—	—	(203)	(58)	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(1,236)	(1,236)
Net fair value loss	—	—	—	—	—	—	—	(48)	—	—	(48)	—	(48)
Net loss on remeasurements	—	—	—	—	—	—	—	—	(298)	—	(298)	—	(298)
Net exchange differences	—	—	—	—	—	—	—	—	—	79,096	79,096	402	79,498
Balance at December 31, 2015	68,092,082	419,916	(4,949,810)	(61,085)	13,790	1,627	(63,559)	(97)	(499)	57,099	367,192	2,008	369,200
Net (loss) income	—	—	—	—	—	—	(25,361)	—	—	—	(25,361)	1,641	(23,720)
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(1,683)	(1,683)
Net fair value gain	—	—	—	—	—	—	—	68	—	—	68	—	68
Net gain on remeasurements	—	—	—	—	—	—	—	—	192	—	192	—	192
Net exchange differences	—	—	—	—	—	—	—	—	—	(14,571)	(14,571)	(56)	(14,627)
Balance at December 31, 2016	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(88,920)	$(29)	$(307)	$42,528	$327,520	$1,910	$329,430

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
For the Years Ended December 31, 2016, 2015 and 2014
(Canadian Dollars in Thousands)
Total Comprehensive Income (Loss) for the Years ended December 31,	Owners of the Parent Company	Non- controlling Interests	Total
2014	$43,934	$1,213	$45,147
2015	$(408,880)	$2,028	$(406,852)
2016	$(39,672)	$1,585	$(38,087)
	Common Shares		Preferred Shares*		Total Capital Stock
Components of Capital Stock	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2013	62,880,365	$401,388	4,621,571	$17,019	67,501,936	$418,407
Exercise of employee stock options	30,326	343	—	—	30,326	343
Acquisition and elimination of non-controlling interest	509,820	905	—	—	509,820	905
Balance at December 31, 2014	63,420,511	402,636	4,621,571	17,019	68,042,082	419,655
Issuance of contingently issuable shares	50,000	261	—	—	50,000	261
Balance at December 31, 2015 and 2016	63,470,511	$402,897	4,621,571	$17,019	68,092,082	$419,916

*
All the Class A Common Shares and Preferred Shares were and are held by the Group as Treasury Stock

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2016, 2015 and 2014
(Canadian Dollars in Thousands)
	2016	2015	2014
		(Re-presented)	(Re-presented)
Cash flows from continuing operating activities:
Net (loss) income for the year	$(23,720)	$(244,602)	$19,198
Adjustments for:
Amortization, depreciation and depletion	11,951	6,450	8,557
Exchange differences on foreign currency transactions	(7,480)	930	6,017
Loss (gain) on short-term securities	66	84	(299)
Gain on available-for-sale and other securities, net	(2,534)	—	(5,066)
Impairment of available-for-sale securities	91	245	341
(Reversal) recognition of impairment losses on resource properties	(8,566)	235,875	2,813
Share-based compensation	—	—	423
Deferred income taxes	1,454	(50,800)	3,503
Market value decrease (increase) on commodity inventories	4,273	1,910	(4,172)
Interest accretion	471	148	338
Credit losses	18,277	54,528	4,358
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	39	(33)	4,643
Short-term securities	3,997	80	2,305
Restricted cash	624	60	6,593
Receivables	(16,869)	57,608	9,486
Inventories	184,944	15,650	(32,026)
Deposits, prepaid and other	24,661	(8,596)	41,685
Short-term bank borrowings	34,707	(137,621)	(103,035)
Account payables and accrued expenses	(124,528)	(18,555)	16,083
Income tax liabilities	(1,576)	(975)	1,287
Accrued pension assets, net of obligations	43	(760)	(119)
Other	(458)	(6,674)	1,002
Cash flows provided by (used in) continuing operating activities	99,867	(95,048)	(16,085)
Cash flows from continuing investing activities:
Purchases of property, plant and equipment, net	(198)	(8,045)	(29,649)
Proceeds from sales of investments, net	10,138	—	1,632
Increase in loan receivables	(366)	(2)	(3,132)
Decrease in loan receivables	693	429	—
Dispositions (acquisitions) of subsidiaries, net of cash (disposed) acquired	24,870	—	(74,135)
Other	345	(943)	(1,831)
Cash flows provided by (used in) continuing investing activities	35,482	(8,561)	(107,115)
Cash flows from continuing financing activities:
Debt repayment	(186,286)	(68,707)	(32,578)
Debt borrowing	20,694	5,662	140,481
Issuance of shares	—	—	259
Repayment to a customer	—	—	(23,576)
Dividends paid to shareholders	—	(4,388)	(12,486)
Dividends paid to non-controlling interests	(1,683)	(1,236)	(1,034)
Cash flows (used in) provided by continuing financing activities	(167,275)	(68,669)	71,066
Cash flows (used in) provided by discontinued operating activities	—	(7,004)	19,045
Cash flows used in discontinued investing activities	—	(1,395)	(11,706)
Exchange rate effect on cash and cash equivalents	(37,540)	35,619	36,387
(Decrease) increase in cash and cash equivalents	(69,466)	(145,058)	(8,408)
Cash and cash equivalents, beginning of year	197,519	344,891	353,299
Cash and cash equivalents included in assets held for sale, net	(7,377)	(2,314)	—
Cash and cash equivalents, end of year	$120,676	$197,519	$344,891
Cash and cash equivalents at end of year consisted of:
Cash	$113,591	$120,805	$279,867
Money market and highly liquid funds	7,085	76,714	65,024
	$120,676	$197,519	$344,891
Supplemental cash flows disclosure (see Note 27)
Interest received	$3,632	$4,233	$5,404
Dividends received	6	7	6
Interest paid	(14,533)	(15,273)	(12,962)
Income taxes paid	(3,317)	(5,345)	(8,374)
The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
Note 1. Nature of Business
MFC Bancorp Ltd. (“MFC Bancorp” or the “Company”) is incorporated under the laws of British Columbia, Canada. MFC Bancorp and the entities it controls are collectively known as the Group in these consolidated financial statements. The Group is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. The Group commits its own capital to promising enterprises and invests and otherwise captures investment opportunities for its own account. The Group seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group’s investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.
Effective February 1, 2016, the Group completed the acquisition of a western European bank. Subsequent to the acquisition, this bank changed its name to MFC Merchant Bank Ltd (see Note 4).
In June and September 2016, the Company ceased to classify its remaining disposal groups as held for sale as the criteria for being classified as assets held for sale were no longer met (see Note 5).
On December 31, 2016, the Company reclassified a non-core commodities trading subsidiary as held for sale (see Note 5).
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
A. Basis of Presentation
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
The presentation currency of these consolidated financial statements is the Canadian dollar ($), rounded to the nearest thousand (except per share amounts).
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
After initial consolidation of a subsidiary, when the proportion of equity held by non-controlling interests changes, the Group adjusts the carrying amounts of the controlling and non-controlling interests to reflect the changes in their relative interests in the subsidiary. The Group recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received and attributes such difference to the owners of MFC Bancorp.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

When the Group loses control of a subsidiary it: (a) derecognizes (i) the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost and (ii) the carrying amount of any non-controlling interests in the former subsidiary at the date when control is lost (including any components of other comprehensive income attributable to them); (b) recognizes (i) the fair value of the consideration received, if any, from the transaction, event or circumstances that resulted in the loss of control, (ii) if the transaction, event or circumstances that resulted in the loss of control involves a distribution of shares of the subsidiary to owners in their capacity as owners, that distribution and (iii) any investment retained in the former subsidiary at its fair value at the date when control is lost; (c) reclassifies to profit or loss, or transfers directly to retained earnings if required by IFRS, the amounts recognized in other comprehensive income in relation to the subsidiary; and (d) recognizes any resulting difference as a gain or loss in profit or loss attributable to the owners of MFC Bancorp.
The financial statements of MFC Bancorp and its subsidiaries used in the preparation of the consolidated financial statements are prepared as of the same date, using uniform accounting policies for like transactions and other events in similar circumstances.
Foreign Currency Translation
The presentation currency of the Group’s consolidated financial statements is the Canadian dollar.
MFC Bancorp conducts its business throughout the world through its foreign operations. Foreign operations are entities that are subsidiaries, associates, joint arrangements or branches, the activities of which are based or conducted in countries or currencies other than those of MFC Bancorp. Functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. Foreign currency is a currency other than the functional currency of the entity. The functional currencies of the Company and its subsidiaries and branches primarily comprise the Canadian dollar, Euro (“EUR” or “€”) and the United States dollar (“US$”).
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
Use of a presentation currency other than the functional currency
When an entity presents its financial statements in a currency that differs from its functional currency, the results and financial position of the entity are translated into the presentation currency using the following

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

procedures: (a) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position; (b) income and expenses for each statement of operations presented are translated at exchange rates at the dates of the transactions or, for practical reasons, the average exchange rates for the periods when they approximate the exchange rates at the dates of the transactions; (c) individual items within equity are translated at either the historical exchange rates when practical or at the closing exchange rates at the date of the statement of financial position; and (d) all resulting exchange differences are recognized in other comprehensive income.
The following table sets out exchange rates for the translation of the Euro and U.S. dollar, which represented the major trading currencies of the Group, into the Canadian dollar:
	EUR	US$
Closing rate at December 31, 2016	1.4169	1.3427
Average rate for the year 2016	1.4660	1.3248
Closing rate at December 31, 2015	1.5029	1.3840
Average rate for the year 2015	1.4182	1.2787
Closing rate at December 31, 2014	1.4038	1.1601
Average rate for the year 2014	1.4671	1.1045
Fair Value Measurement
Certain assets and liabilities of the Group are measured at fair value (see Note 2B. Significant Accounting Policies).
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

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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
When the criteria for non-current assets held for sale are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale. The Group measures a non-current asset (or disposal group) that ceases to be classified as held for sale at the lower of: (a) its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation, amortization or revaluations that would have been recognized had the asset (or disposal group) not been classified as held for sale; and (b) its recoverable amount at the date of the subsequent decision not to sell.
Re-presentation of Consolidated Financial Statements
In the third quarter of 2015, the Board of Directors of the Company approved a plan to sell all of the Group’s resource properties. As such, the assets of the disposal groups were classified as assets held for sale and discontinued operations effective September 30, 2015. As of June 30, 2016, management no longer expected that the interest in a mine would be rationalized within one year. As of September 30, 2016, the remaining hydrocarbon properties, though being actively marketed for sale at prices that were reasonable in relation to their then current fair values, remained unsold. As a result, the Group ceased to classify the interest in the mine and unsold hydrocarbon properties as assets held for sale as of June 30 and September 30, 2016, respectively. The Group’s consolidated statements of operations and cash flows for the prior years in these consolidated financial statements have been re-presented accordingly by reclassifying the results and cash flows of these two former disposal groups from discontinued operations to continuing operations.
Use of Estimates and Assumptions and Measurement Uncertainty
The timely preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management’s best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends and management’s assessment of probable future outcomes of these matters. Actual results could differ from these estimates and such differences could be material. For critical judgments in applying accounting policies and major sources of estimation uncertainty, see Notes 2C and 2D.
B. Significant Accounting Policies
(i) Financial Instruments
All financial assets and financial liabilities are classified by characteristic and/or management intent. Except for certain financial instruments which are excluded from the scope, all financial assets are classified into one of four categories: (a) at fair value through profit or loss; (b) held-to-maturity; (c) loans and receivables; and (d) available-for-sale, and all financial liabilities are classified into one of two categories: (a) at fair value through profit or loss; and (b) at amortized cost.
A financial asset or financial liability at fair value through profit or loss is a financial asset or financial liability that meets either of the following conditions: (a) it is classified as held for trading if it is (i) acquired or incurred principally for the purpose of selling or repurchasing it in the near term, (ii) part of

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking, or (iii) a derivative, except for a derivative that is a designated and effective hedging instrument; or (b) it is designated by the Group upon initial recognition as at fair value through profit or loss when certain conditions are met. Generally, a financial instrument cannot be reclassified out of the fair value through profit or loss category while it is held or issued, except in rare circumstances.
Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or at fair value through profit or loss.
Non-derivative financial liabilities are classified as financial liabilities measured at amortized cost.
When a financial asset or financial liability is recognized initially, the Group measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs related to the acquisition or issue of a financial asset or financial liability at fair value through profit or loss are expensed as incurred. The subsequent measurement of a financial instrument and the recognition of associated gains and losses are determined by the financial instrument classification.
After initial recognition, the Group measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which are measured at amortized cost using the effective interest method; (b) loans and receivables which are measured at amortized cost using the effective interest method; and (c) investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments which are measured at cost. All financial assets except those measured at fair value through profit or loss are subject to review for impairment.
After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss (including derivatives that are liabilities), which are measured at their fair values (except for derivative liabilities that are linked to and must be settled by delivery of unquoted equity instruments whose fair value cannot be reliably measured, which should be measured at cost).
Regular way purchases and sales of financial assets are accounted for at the settlement date.
A gain or loss on a financial asset or financial liability classified as at fair value through profit or loss is recognized in profit or loss for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in profit or loss for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in profit or loss when the financial asset or financial liability is derecognized or impaired and through the amortization process.
Whenever quoted market prices are available, bid prices are used for the measurement of fair value of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another financial instrument that is substantially the same; discounted cash flow analysis; option pricing models; and other valuation techniques commonly used by market participants to price the financial instrument.
(ii) Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, cash at banks and highly liquid investments (e.g. money market funds) readily convertible to a known amount of cash and subject to an insignificant risk of change in value. They have maturities of three months or less from the date of acquisition and are generally interest-bearing.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(iii) Securities
Securities are classified as at fair value through profit or loss (i.e. held for trading) or short-term or long-term available-for-sale securities.
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
When a decline in the fair value of an available-for-sale security has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the security has not been derecognized. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is an objective evidence of impairment. The Group considers a decline in excess of 25 percent generally as significant and a decline in a quoted market price that persists for 15 months as prolonged. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale shall not be reversed through profit or loss.
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
(iv) Securities and Financial Liabilities – Derivatives
A derivative is a financial instrument or other contract with all three of the following characteristics: (a) its value changes in response to the change in a specified interest rate, financial instrument price, product price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; (b) it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (c) it is settled at a future date. A derivative financial instrument is either exchange-traded or negotiated. A derivative financial instrument is included in the consolidated statement of financial position as a security (i.e. financial asset) or a financial liability and measured at fair value. The recognition and measurement of a derivative financial instrument under IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), does not apply to a contract that is entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements.
Derivatives embedded in other financial instruments or other host contracts are separated from the host contracts and accounted for separately as derivatives in the consolidated statement of financial position when their risks and characteristics are not closely related to those of the host contract.
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

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(v) Restricted Cash
Restricted cash is cash and cash equivalents that are set aside for restricted use pursuant to the terms of a contract or an agreement.
(vi) Receivables
Receivables are classified as loans and receivables and are measured at amortized cost.
Receivables are net of an allowance for credit losses, if any. The Group performs ongoing credit evaluations of its customers and adjusts the allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts.
(vii) Allowance for Credit Losses
The Group applies credit risk assessment and valuation methods to its trade and other receivables. The Group’s allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in the Group’s receivables and judgments about economic conditions. Estimates and judgments could change in the near term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on behalf of the Group, such as guarantees and letters of credit. An allowance for credit losses is increased by provisions, which are recognized in profit or loss and reduced by write-offs net of any recoveries.
Specific provisions are established on an individual receivable basis. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.
If, in a subsequent period, the amount of an impairment loss decreases and the decrease is related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed either directly or by adjusting the allowance account.
(viii) Inventories
Inventories principally consist of raw materials, work-in-progress, and finished goods. Inventories, other than products acquired in commodity activities, are recorded at the lower of cost and net realizable value. Cost, where appropriate, includes an allocation of manufacturing overheads incurred in bringing inventories to their present location and condition and is assigned by using the first-in, first-out or weighted average cost formula, depending on the class of inventories. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The reversal of a write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of costs of sales and services in the period in which the reversal occurs.
Commodity products acquired by the Group as a broker-trader in the Group’s merchant banking activities with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin are measured at fair value less costs to sell.
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

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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
The Group determines fair value without any deduction for transaction costs it may incur on sale or other disposal. Fair value of the Group’s investment property is based on valuations prepared annually by external evaluators in accordance with guidance issued by the International Valuation Standard Committee and reviewed by the Group, or these valuations are updated by management when there are no significant changes in the inputs to the valuation prepared by external evaluators in the preceding year, in accordance with guidance on fair value in IFRS 13.
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
The depreciable amounts of the Group’s property, plant, and equipment (i.e. the costs of the assets less their residual values) are depreciated according to the following estimated useful lives and methods:
	Lives	Method
Buildings	20 years	straight-line
Processing plant and equipment	5 to 20 years	straight-line
Refinery and power plants	20 to 30 years	straight-line
Office equipment and other	3 to 10 years	straight-line
Depreciation expense is included in costs of sales and services or selling, general and administrative expense, whichever is appropriate.
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

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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
(xii) Interests in Resource Properties
The Group’s interests in resource properties comprise exploration and evaluation assets (comprising hydrocarbon probable reserves and hydrocarbon unproved lands), hydrocarbon development and production assets and an interest in an iron ore mine.
(a) Exploration and evaluation assets
Exploration and evaluation costs, including the costs of acquiring undeveloped land and drilling costs are initially capitalized until the drilling of the well is complete and the results have been evaluated in order to determine the technical feasibility and commercial viability of the asset. Technical feasibility and commercial viability are considered to be determinable when proved and/or probable reserves are determined to exist. When proved and/or probable reserves are found, the drilling costs and the costs of associated hydrocarbon unproved lands are reclassified to hydrocarbon development and production assets or from hydrocarbon unproved lands to hydrocarbon probable reserves. The cost of hydrocarbon undeveloped land that expires or any impairment recognized during a period is charged to profit or loss. Pre-license costs are recognized in profit or loss as incurred.
(b) Hydrocarbon development and production assets and an interest in an iron ore
The Group’s interests in resource properties include an interest in an iron ore mine and hydrocarbon development and production assets.
(1) Recognition and measurement
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
(2) Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized costs generally represent costs incurred in developing proved reserves and bringing in, or enhancing production from, such reserves and are accumulated on a field or geotechnical area basis. All other expenditures are recognized in profit or loss as incurred. The costs of periodic servicing of the properties are recognized in costs of sales and services as incurred.
The carrying amount of any replaced or sold component is derecognized.
(3) Depletion
The carrying amount of an interest in a resource property is depleted using the unit of production method by reference to the ratio of production in the period to the related reserves.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

For interests in hydrocarbon development and production assets, depletion is calculated based on proved producing reserves, taking into account estimated future development costs necessary to bring those reserves into production and the estimated salvage values of the assets at the end of their estimated useful lives. Future development costs are estimated taking into account the level of development required to continue to produce the reserves. Reserves for hydrocarbon development and production assets are estimated annually by independent qualified reserve evaluators and represent the estimated quantities of natural gas, natural gas liquids and crude oil which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible. For depletion purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.
For the royalty interest in an iron ore mine, depletion is calculated based on proved and probable reserves. The estimate of the reserves of iron ore is reviewed whenever significant new information about the reserve is available, or at least at each financial year-end.
(xiii) Impairment of Non-financial Assets
The Group reviews the carrying amounts of its non-financial assets at each reporting date to determine whether there is any indication of impairment. If any such indication exists, an asset’s recoverable amount is estimated.
The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Where an individual asset does not generate separately identifiable cash flows, an impairment test is performed at the cash-generating unit (“CGU”) level. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where the carrying amount of an asset (or CGU) exceeds its recoverable amount, the asset (or CGU) is considered impaired and written down to its recoverable amount. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, an appropriate valuation model is used. These calculations are corroborated by external valuation metrics or other available fair value indicators wherever possible.
An assessment is made at the end of each reporting period whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, an estimate of the assets (or CGU’s) recoverable amount is reviewed. A previously recognized impairment loss is reversed to the extent that the events or circumstances that triggered the original impairment have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, depletion and amortization, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss for a CGU is allocated to the assets of the CGU pro-rata with the carrying amounts of those assets.
Hydrocarbon probable reserves are tested for impairment when they are reclassified to hydrocarbon development and production assets or when indicators exist that suggest the carrying amount may exceed the recoverable amount. For purposes of impairment testing, hydrocarbon probable reserves are grouped with related producing resource properties as a CGU with common geography and geological characteristics.
Unproved lands are evaluated for indicators separately from hydrocarbon development and production assets and hydrocarbon probable reserves. Impairment is assessed by comparing the carrying amount of unproved lands to values determined by an independent land evaluator based on recent market transactions. Management also takes into account future plans for those properties, the remaining terms of the leases and any other factors that may be indicators of potential impairment.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(xiv) Defined Benefit Pension Plan
The Group has defined benefit pension plans.
The Group recognizes an accrued pension obligation, which represents the deficit of a defined benefit pension plan and is calculated by deducting the fair value of plan assets from the present value of the defined benefit obligations, in the consolidated statement of financial position. When the Group has a surplus in a defined benefit plan, it measures the net defined benefit asset at the lower of: (a) the surplus in the defined benefit plan; and (b) the asset ceiling. The Group accounts not only for its legal obligation under the formal terms of a defined benefit plan, but also for any constructive obligation that arises from the Group’s informal practices. An asset relating to one plan is not offset against a liability relating to another plan.
The Group uses the projected unit credit method to determine the present value of its defined benefit obligations and the related current service cost and, where applicable, past service cost. Actuarial assumptions are unbiased and mutually compatible and comprise demographic and financial assumptions.
Past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods resulting from a plan amendment or curtailment, is recognized as an expense at the earlier of when the amendment/curtailment occurs or when the Group recognizes related restructuring or termination costs. The gain or loss on a settlement, which is the difference between the present value of the defined benefit obligation being settled and the settlement price, is recognized in profit or loss when the settlement occurs.
Current service cost and net interest on the accrued pension obligation are recognized in profit or loss.
Remeasurements of the accrued pension obligation, which comprise actuarial gains and losses, the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) and any change in the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)), are recognized in other comprehensive income and are not reclassified to profit or loss in a subsequent period.
(xv) Provisions and Contingencies
Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the reporting date. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recorded as accretion and included in finance costs.
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
(xvi) Puttable Instrument Financial Liabilities
A puttable financial instrument represents a contractual obligation for the issuer to repurchase or redeem the instrument for cash or another financial asset on exercise of the put. Puttable instruments held by non-controlling interests in a subsidiary are classified as a financial liability, which is recognized at an

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

amount equal to the present value of the amount that could be required to be paid to the counterparties. Changes in the measurement of the obligation due to the unwinding of the discount or changes in the amount that the Group could be required to pay are recognized in profit or loss.
The financial liability is reclassified to equity when all the features of and conditions for classification as equity are met. At such time, equity is measured at the carrying amount of the financial liability at the date of reclassification.
(xvii) Decommissioning Obligations
The Group provides for decommissioning, restoration and similar liabilities (collectively, decommissioning obligations) on its resource properties, facilities, production platforms, pipelines and other facilities based on estimates established by current legislation and industry practices. The decommissioning obligation is initially measured at fair value and capitalized to interests in resource properties or property, plant and equipment as an asset retirement cost. The liability is estimated by discounting expected future cash flows required to settle the liability using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated future asset retirement costs are adjusted for risks such as project, physical, regulatory and timing. The estimates are reviewed periodically. Changes in the provision as a result of changes in the estimated future costs or discount rates are added to or deducted from the asset retirement cost in the period of the change. The liability accretes for the effect of time value of money until it is settled. The capitalized asset retirement cost is amortized through depreciation, depletion and amortization over the estimated useful life of the related asset. Actual asset retirement expenditures are recorded against the obligation when incurred. Any difference between the accrued liability and the actual expenditures incurred is recorded as a gain or loss in the settlement period.
(xviii) Own Equity Instruments
The Group’s holdings of its own equity instruments, including common stock and preferred stock, are presented as “treasury stock” and deducted from shareholders’ equity at cost and in the determination of the number of equity shares outstanding. No gain or loss is recognized in profit or loss on the purchase, sale, re-issue or cancellation of the Group’s own equity instruments.
(xix) Revenue Recognition
Revenues include proceeds from sales of merchant banking products and services, real estate properties, medical instruments and supplies, rental income on investment property, interest and dividend income and net gains on securities. In an agency relationship, revenue is the amount of commission earned.
Revenue from the sale of goods is recognized when: (a) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods (which generally coincides with the time when the goods are delivered to the buyer and title has passed); (b) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Group; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Revenue from the rendering of services is recognized when: (a) the amount of revenue can be measured reliably; (b) it is probable that the economic benefits associated with the transaction will flow to the Group; (c) the stage of completion of the transaction at the reporting date can be measured reliably; and (d) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.
Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, customs duties and sales taxes. When the Group charges shipping and handling fees to customers, such fees are included in sales revenue. Where the Group acts as an agent on behalf of a third party to procure or market goods, any associated fee income is recognized and no purchase or sale is recorded.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Interest, royalty and dividend income are recognized when it is probable that economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is recognized using the effective interest method. Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements. Dividend income is recognized when the Group’s right as a shareholder to receive payment is established.
(xx) Costs of Sales and Services
Costs of sales and services include the costs of goods (merchant banking products and services, real estate properties, medical instruments and supplies) sold. The costs of goods sold include both the direct cost of materials and indirect costs, freight charges, purchasing and receiving costs, inspection costs, distribution costs and a provision for warranty when applicable.
Costs of sales and services also include write-downs of inventories, net loss on securities, credit losses on loans and receivables and fair value gain and loss on investment property, commodity inventories and derivative contracts.
The reversal of write-downs of inventories and allowance for credit losses reduces the costs of sales and services.
(xxi) Employee Benefits
Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group. The employee benefits are included in costs of sales and services or selling, general and administrative expenses, as applicable.
(xxii) Leases
A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Operating lease payments are expensed in profit or loss over the term of the lease on a straight line basis.
(xxiii) Share-Based Compensation
The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments on the date at which the equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using an appropriate valuation model. No expense is recognized for awards that do not ultimately vest. At each reporting date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management’s best estimate of the achievement or otherwise of non-market conditions and the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous reporting date is recognized in profit or loss, with a corresponding amount in equity.
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
Share-based compensation expenses are included in selling, general and administrative expenses. When stock options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to capital stock.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(xxiv) Finance Costs
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
Capital stock and debt are recorded at the amount of proceeds received, net of direct issue costs (transaction costs). The transaction costs attributable to debt issued are amortized over the debt term using the effective interest method.
(xxv) Income Taxes
Income tax expense (recovery) comprises current income tax expense (recovery) and deferred income tax expense (recovery) and includes all domestic and foreign taxes which are based on taxable profits. The current income tax provision is based on the taxable profits for the period. Taxable profit differs from income before income taxes as reported in the statements of operations because it excludes items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Group’s liability for current income tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position.
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

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized:
-
except where the deferred income tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

-
in respect of deductible temporary differences associated with investments in subsidiaries and branches, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future.

On the reporting date, management reviews the Group’s deferred income tax assets to determine whether it is probable that the benefits associated with these assets will be realized. The Group also reassesses unrecognized deferred income tax assets. The review and assessment involve evaluating both positive and negative evidence. The Group recognizes a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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
(xxvi) Earnings Per Share
Basic earnings per share is determined by dividing net income attributable to ordinary equity holders of MFC Bancorp by the weighted average number of common shares outstanding during the period, net of treasury stock.
Diluted earnings per share is determined using the same method as basic earnings per share, except that the weighted average number of common shares outstanding includes the effect of dilutive potential ordinary shares. For the purpose of calculating diluted earnings per share, the Group assumes the exercise of its dilutive options with the assumed proceeds from these instruments regarded as having been received from the issue of common shares at the average market price of common shares during the period. The difference between the number of common shares issued and the number of common shares that would have been issued at the average market price of common shares during the period is treated as an issue of common shares for no consideration and added to the weighted average number of common shares outstanding. The amount of the dilution is the average market price of common shares during the period minus the issue price and the issue price includes the fair value of services to be supplied to the Group in the future under the share-based payment arrangement. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share or increase loss per share from continuing operations.
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
(xxvii) Business Combinations
The Group accounts for each business combination by applying the acquisition method. Pursuant to the acquisition method, the Group, when a business combination occurs and it is identified as the acquirer, determines the acquisition date (on which the Group legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree), recognizes and measures the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognizes and measures goodwill or a gain from a bargain purchase (i.e. negative goodwill). The identifiable assets acquired and the liabilities assumed are measured at their acquisition-date fair values. A non-controlling interest is measured at either its fair value or its proportionate share in the recognized amounts of the subsidiary’s identifiable net assets, on a transaction-by-transaction basis.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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
Acquisition-related costs are costs the Group incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. The Group accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities (see Significant Accounting Policy Item (xxiv) above).
C. Critical Judgments in Applying Accounting Policies
In the process of applying the Group’s accounting policies, management makes various judgments, apart from those involving estimations under Note 2D below, that can significantly affect the amounts it recognizes in the consolidated financial statements. The following are the critical judgments that management has made in the process of applying the Group’s accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:
(i) Identification of Cash-generating Units
The Group’s assets are aggregated into CGUs, for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine the Group’s CGUs change, the Group will re-determine the groupings of CGUs.
(ii) Assets Held for Sale and Discontinued Operations
The Group applies judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

A discontinued operation is a component of an entity (which comprises operations and cash flows that can be clearly distinguished, operationally and, for financial reporting purposes, from the rest of the entity) that either has been disposed of or is classified as held for sale. While a component of the entity has distinguished financial data, judgments must be exercised on the presentation of inter-company transactions between components that are presented as discontinued operations and those that are presented as continuing operations. Furthermore, the allocation of income tax expense (recovery) also involves the exercise of judgments as the tax position of continuing operations may have an impact on the tax position of discontinued operations, or vice versa.
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
(iv) Purchase Price Allocations
For each business combination, the Group measures the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. The determination of fair value requires the Group to make assumptions, estimates and judgments regarding future events, including the profit forecast of the new subsidiary in future. The allocation process is inherently subjective and impacts the amounts assigned to individual identifiable assets and liabilities, including the fair value of long-lived assets, the recognition and measurement of any unrecorded intangible assets and/or contingencies and the final determination of the amount of goodwill or bargain purchase. The inputs to the exercise of judgments include legal, contractual, business and economic factors. As a result, the purchase price allocation impacts the Group’s reported assets and liabilities and future net earnings due to the impact on future depreciation, depletion and amortization and impairment tests.
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
D. Major Sources of Estimation Uncertainty
The timely preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.
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
(i) Interests in Resource Properties and Reserve Estimates
The Group had interests in resource properties with an aggregate carrying amount of  $79,147 as at December 31, 2016.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group’s interests in resource properties and/or property, plant and equipment, the recognition of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from the Group’s hydrocarbon interests are independently evaluated by reserve engineers at least annually.
The Group’s hydrocarbon reserves represent the estimated quantities of petroleum, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be economically recoverable in future years from known reservoirs and which are considered commercially producible. Such reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon: (a) a reasonable assessment of the future economics of such production; (b) a reasonable expectation that there is a market for all or substantially all the expected hydrocarbon production; and (c) evidence that the necessary production, transmission and transportation facilities are available or can be made available. Reserves may only be considered proven and probable if producibility is supported by either production or conclusive formation tests.
Included in interests in resource properties as at December 31, 2016, were exploration and evaluation assets with an aggregate carrying amount of  $19,455. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.
(ii) Impairment of Other Non-financial Assets
The Group had property, plant and equipment aggregating $99,443 as at December 31, 2016, consisting mainly of two power plants and a natural gas processing facility (refinery). Impairment of the Group’s non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company’s CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of the Group’s property, plant and equipment.
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

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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
The Group recognized deferred income tax assets of  $16,647 as at December 31, 2016. In assessing the realizability of deferred income tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.
The Group provides for future income tax liabilities in respect of uncertain tax positions where additional income tax may become payable in future periods and such provisions are based on management’s assessment of exposure. The Group did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries and branches where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The Group may change its investment decision in its normal course of business, thus resulting in additional income tax liabilities.
(iv) Contingencies
Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the Group does not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs. See Note 26 for further disclosures on contingencies.
(v) Allowance for Credit Losses
The Group applies credit risk assessment and valuation methods to its trade and other receivables (see Note 2B(vii)). In February 2016, a customer of the Group filed for insolvency, which was an adjusting subsequent event in the prior year under IAS 10, and, as a result, the Group had to determine an allowance for credit losses against the trade receivables due from the customer and its affiliates, the provisions under certain guarantees which the Group had issued and the potential recoveries as at December 31, 2015. The recognition and measurement of these provisions was a complex process, involving a significant degree of judgment and a high level of estimation uncertainty. The factors considered include the Group’s legal rights and obligations under all the contracts and collateral which include inventories, mortgages and other credit enhancement instruments. After the recognition of impairment losses, the Group had net trade receivables of  $100,008 due from the customer and its affiliates as at December 31, 2016 (see Note 7).
E. Accounting Changes
Future Accounting Changes
IFRS 9, Financial Instruments, (“IFRS 9”), issued in July 2014, is the IASB’s replacement of IAS 39. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

effective for annual reporting periods beginning on or after January 1, 2018. Management expects to complete the assessment of the impacts of IFRS 9 on the Group’s consolidated financial statements before the end of the third quarter in 2017.
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014. In September 2015, the IASB deferred the effective date of IFRS 15 to annual reporting periods beginning on or after January 1, 2018. Management expects to complete the assessment of the impacts of IFRS 15 on the Group’s consolidated financial statements before the end of the third quarter in 2017.
IFRS 16, Leases (“IFRS 16”), issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management is currently assessing the impacts of IFRS 16 on the Group’s consolidated financial statements.
Disclosure Initiative (Amendments to IAS 7, Statement of Cash Flows) was issued in January 2016 and requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (a) changes from financing cash flows; (b) changes arising from obtaining or losing control of subsidiaries or other businesses; (c) the effect of changes in foreign exchange rates; (d) changes in fair values; and (e) other changes. The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities”. The new disclosure requirements also relate to changes in financial assets if they meet the same definition. Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities. The amendments are effective for annual periods beginning on or after January 1, 2017 on a prospective basis. Management expects that additional disclosures will be required for the Group.
Note 3.
Capital Disclosure on the Group’s Objectives, Policies and Processes for Managing Its Capital

Structure
The Group’s objectives when managing capital are to: (a) safeguard the entity’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; (b) provide an adequate return to shareholders by pricing products and services commensurately with the level of risk; and (c) maintain a flexible capital structure which optimizes the cost of capital at acceptable risk.
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
Consistent with others in the merchant banking industry, the Group monitors capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of shareholders’ equity. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. Debt does not include short-term bank borrowings.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 3.
Capital Disclosure on the Group’s Objectives, Policies and Processes for Managing Its Capital

Structure (continued)

As at December 31:	2016	2015
Total debt	$ 116,813	$ 259,038
Less: cash and cash equivalents	(120,676)	(197,519)
Net debt	Not applicable	61,519
Shareholders’ equity	327,520	367,192
Debt-to-adjusted capital ratio	Not applicable	0.17
Long-term debt	$ 80,564	$ 174,333
Shareholders’ equity	327,520	367,192
Long-term debt-to-equity ratio	0.25	0.47
During 2016, the Group’s strategy, which was unchanged from 2015, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a manageable level. The decrease in the ratios in 2016 reflects the reduction in debt. The terms and conditions of the Group’s debt agreements include, and future debt agreements may include, covenants and restrictions of a customary nature for such agreements.
Note 4. Acquisitions of Consolidated Entities
Year 2016
Effective February 1, 2016, the Group completed the acquisition of a western European bank, MFC Merchant Bank Ltd. (the “Bank”).
Pursuant to the transaction, the Group acquired the Bank for total purchase consideration of  $142,419 which equaled the fair values of the identifiable assets acquired and the liabilities assumed on the closing date. There were no goodwill or intangible assets acquired. The amount of acquisition-related costs was nominal, which was included in selling, general and administrative expenses in profit or loss.
This acquisition was not considered a material business combination and did not have material impact on the Group’s financial position.
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
The purchase price consisted of a nominal consideration (including certain contingent payments between the parties over a 10-year period based on current inventories and account receivables, existing legal actions and utilization of certain tax loss carry-forwards). There were no goodwill or intangible assets acquired. This acquisition was not considered a material business combination. The amount of acquisition-related costs was nominal, which was included in selling, general and administrative expenses in profit or loss.
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

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 4. Acquisitions of Consolidated Entities (continued)

The base purchase price of  $93,480 was based on the net tangible asset value as of September 30, 2013 and was subsequently adjusted to reflect the fair value of certain assets and the profit and loss over the period to final closing. There was also a two-year royalty based on tiered ferrosilicon production at the Mo i Rana facility, which management recognized as a contingent consideration liability measured at fair value on the acquisition date. There were nominal intangible assets and there was no goodwill acquired. This acquisition was not considered a material business combination. The amount of acquisition-related costs was $615, which was included in selling, general and administrative expenses in profit or loss.
Note 5. Assets Classified as Held for Sale and Discontinued Operations
In 2015, the Board of Directors of the Company approved a plan to sell all of the Group’s resource properties. Pursuant to the resolution, an active program to locate buyers and complete the plan was initiated. Management was of the opinion that the disposal groups were actively marketed for sale at a price that was reasonable in relation to their current fair value and the sales were expected to be completed within one year. As such, the assets of the disposal groups were classified as assets held for sale effective September 30, 2015. In compliance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the operations and cash flows of the disposal groups were accounted for as discontinued operations.
On June 30 and September 30, 2016, the Group ceased to classify the remaining disposal groups as held for sale as the criteria for assets classified as held for sale were no longer met. Accordingly, the results of operations of these disposal groups for the years ended December 31, 2015 and 2014 have been reclassified to continuing operations in these consolidated financial statements.
On December 31, 2016, the Group reclassified the assets and liabilities of a commodities trading subsidiary as held for sale. The sale was completed in 2017 (see Note 32).
The assets held for sale comprised the following items as at December 31, 2016 and 2015, respectively:
	2016	2015
Assets held for sale:
Hydrocarbon properties	$—	$94,556
Amount due from former subsidiaries, net	—	11,600
Royalty interest in an iron ore mine*	—	30,000
Interest in an iron ore development project**	—	—
Commodities trading	45,667	—
	45,667	136,156
Liabilities (including decommissioning obligations) relating to assets held for sale:
Hydrocarbon properties	—	(79,779)
Royalty interest in an iron ore mine, deferred income tax liability*	—	(7,800)
Commodity trading	(29,897)	—
Total liabilities	(29,897)	(87,579)
Net assets held for sale	$15,770	$48,577
Represented by:
Hydrocarbon properties	$—	$14,777****
Royalty interest in an iron ore mine	—	22,200
Amount due from former subsidiaries, net	—	11,600
Commodities trading	15,770***	—
	$15,770	$48,577

*
The royalty interest in an iron ore mine was reclassified to continuing operations effective June 30, 2016 (see Note 13).

**
The interest was written down to a nominal amount in 2015 and sold in 2016.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 5. Assets Classified as Held for Sale and Discontinued Operations (continued)

***
The major assets and liabilities of the commodities trading subsidiary as at December 31, 2016 comprised the following:

Current assets	$42,293
Non-current assets held for sale	3,374
Total assets	45,667
Debt	(20,140)
Other liabilities	(9,757)
Net assets held for sale	$15,770

****
The major assets and liabilities of the hydrocarbon properties disposal group as at December 31, 2015 comprised the following:

Current assets	$8,583
Non-current assets held for sale	85,973
Total assets	94,556
Debt	(59,252)
Short-term borrowings	(1,859)
Decommissioning obligations	(17,923)
Other liabilities	(745)
Net assets held for sale, owing to the Group entities	$14,777

The Group’s discontinued operations, as re-presented in these consolidated financial statements, comprised certain hydrocarbon properties and an iron ore interest, both of which were included in the Company’s merchant banking reportable business segment.
The following summarizes the results of the discontinued operations for the year ended December 31, 2015 and 2014, respectively. The Group did not have discontinued operations in 2016.
	2015	2015	2014	2014
	Hydrocarbon properties	Iron ore interest	Hydrocarbon properties	Iron ore interest
Revenues	$62,384	$—	$99,714	$—
Costs and expenses	(215,779)	(27,397)	(126,458)	—
Loss before income taxes	(153,395)	(27,397)	(26,744)	—
Income tax (expense) recovery	(48,623)	—	8,222	—
Net loss from discontinued operations	(202,018)	(27,397)	(18,522)	—
Loss on disposal of assets	—	—	—	—
Income tax expense	(11,987)	—	—	—
Net loss on disposal of assets	(11,987)	—	—	—
Total loss from discontinued operations	$(214,005)	$(27,397)	$(18,522)	$—

All intercompany transactions with continuing operations, except for those that have continued subsequent to dispositions, have been eliminated. Costs and expenses for the years ended December 31, 2015 and 2014 included the following non-cash impairment losses (before income taxes) on tangible assets and resource properties:
	2015	2014
Hydrocarbon properties	$148,877	$30,387
Interest in an iron ore development project	27,397	—
Gross impairment	$176,274	$30,387

Hydrocarbon properties
In September 2015, the Group’s realized pricing for natural gas, natural gas liquids and oil had declined since December 31, 2014. As such, as at September 30, 2015, the Group performed an impairment

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 5. Assets Classified as Held for Sale and Discontinued Operations (continued)

assessment on its hydrocarbon properties utilizing post-tax discount rates between 10% and 13% and recognized total non-cash impairment losses of  $143,609. As a result of the impairment charge, a previously recorded deferred tax asset of  $50,918 had to be written off. The non-cash impairment losses comprised $46,715 allocated to development and production assets, $16,108 to probable reserves, $33,114 to property, plant and equipment and $47,672 to the properties previously included in assets held for sale. In re-presenting the prior year 2015 results in these consolidated financial statements, of the gross impairment losses of  $143,609, impairment losses of  $47,672 were reclassified and included in continuing operations, with the remaining impairment losses of  $95,937 (before an associated deferred income tax expense of  $50,918) attributable to discontinued operations. In the fourth quarter of 2015, the Group recognized an additional impairment loss of  $52,940 in discontinued operations.
On December 30, 2015, the Group sold a 95% economic interest in certain hydrocarbon assets and the related liabilities to a third party for nominal and contingent consideration (see Note 26). Based on the terms of the transaction, the Group continued to be the registered holder of the entities holding these assets and liabilities but lost the power to direct the business activities of these entities. As such, effective December 30, 2015 the Group ceased consolidating these entities (the former subsidiaries). No gain or loss was recognized upon the disposition. However, a deferred income tax expense of  $11,987 was recognized resulting from the write-off of previously recognized deferred income tax assets. Furthermore, as a result of the deconsolidation of the former subsidiaries, a net receivable of  $11,600 due from the former subsidiaries was recognized as at December 31, 2015 as the amount was no longer eliminated within the Group and was included in assets held for sale. The remaining economic interest was recognized at a nominal value as at December 31, 2015.
In December 2014, the Group’s realized pricing for natural gas, natural gas liquids and oil had declined by 20%, 32% and 35%, respectively, on an annual basis. As such, as at December 31, 2014, the Group performed an annual impairment assessment on its hydrocarbon properties utilizing post-tax discount rates between 8.5% and 9.0% and recognized impairment losses of  $33,200 before a deferred income tax recovery of  $8,372. The impairment losses comprised $18,780 allocated to development and production assets, $7,191 to probable reserves, $3,707 to unproved lands and $3,522 to assets previously held for sale. In re-presenting the prior year 2014 results in these consolidated financial statements, of the gross impairment losses of  $33,200, an impairment loss of  $2,813 was reclassified and included in continuing operations with the remaining impairment loss of  $30,387 (before an associated deferred income tax recovery of  $8,372) attributable to discontinued operations.
Interest in an iron ore development project
In the third quarter of 2015, the Group reviewed the cash flow projections for the iron ore development project located in the United States. Given the reduced viability of this project, high capital cost to complete requisite studies and management’s business focus on trade finance banking activities, management determined that an impairment loss of  $27,397 was required, before a deferred income tax recovery of  $nil, as at September 30, 2015, to write down the carrying amount of its interest to a nominal amount. The impairment loss was included in the results of discontinued operations. The interest was sold during 2016 for a nominal amount. There were no impairment losses on the iron ore interest for the year ended December 31, 2014.
Note 6. Business Segment Information
The Group is primarily in the merchant banking business, which includes marketing activities, captive supply assets, financial services and proprietary investing activities.
In reporting to management, the Group’s operating results are categorized into the following operating segments: merchant banking and all other segments.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 6. Business Segment Information (continued)

Basis of Presentation
In reporting segments, certain of the Group’s business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (b) the types or classes of customers/clients for the products and services.
The Group’s merchant banking segment includes its marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities. The Group is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. The Group specializes in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. The Group’s merchant banking business operates in multiple geographies, and participates in industries including manufacturing and natural resources. The Group also seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period.
The all other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s: (a) reported revenue; (b) net income; or (c) total assets. The Group’s all other operating segment primarily includes business activities in medical equipment, instruments, supplies and services.
The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment’s assets and liabilities; and (e) deferred income tax assets and liabilities are not allocated.
All data and discussions on revenues, expenses, income and loss in this Note 6 relate to the Group’s continuing operations only and do not include discontinued operations.
Segment Operating Results
	Year ended December 31, 2016
	Merchant banking	All other	Total
Revenues from external customers	$1,095,896	$35,761	$1,131,657
Intersegment sale	1,975	360	2,335
Interest expense	15,751	—	15,751
Loss before income taxes	(13,785)	(2,921)	(16,706)
	Year ended December 31, 2015
	Merchant banking	All other	Total
Revenues from external customers	$1,593,879	$35,221	$1,629,100
Intersegment sale	1,705	175	1,880
Interest expense	17,631	11	17,642
Loss before income taxes	(290,342)	(453)	(290,795)

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 6. Business Segment Information (continued)

	Year ended December 31, 2014
	Merchant banking	All other	Total
Revenues from external customers	$1,375,526	$29,804	$1,405,330
Intersegment sale	242	507	749
Interest expense	14,400	45	14,445
Income (loss) before income taxes	39,968	(10,654)	29,314
	As at December 31, 2016
	Merchant banking	All other	Total
Segment assets	$552,129	$98,209	$650,338
	As at December 31, 2015
	Merchant banking	All other	Total
Segment assets	$907,337	$70,014	$977,351
	As at December 31, 2016
	Merchant banking	All other	Total
Segment liabilities	$306,050	$14,858	$320,908
	As at December 31, 2015
	Merchant banking	All other	Total
Segment liabilities	$594,842	$13,309	$608,151
Geographic Information
Due to the highly integrated nature of international products and services, merchant banking activities and markets, and a significant portion of the Group’s activities requiring cross-border coordination in order to serve the Group’s customers and clients, the methodology for allocating the Group’s profitability to geographic regions is dependent on estimates and management judgment.
Geographic results are generally determined as follows:
Segment	Basis for attributing revenues
Merchant banking	Locations of external customers or the reporting units, whichever is appropriate
All other	Locations of the reporting units
Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenues from external customers attributed to MFC Bancorp’s country of domicile (i.e. Canada) and all foreign geographic regions from which the Group derives revenues:
Years ended December 31:	2016	2015	2014
Canada	$28,328	$77,199	$131,776
Africa	32,519	26,376	24,633
Americas	256,598	309,217	300,758
Asia	113,821	176,766	81,877
Europe	700,391	1,038,504	866,286
Other	—	1,038	—
	$1,131,657	$1,629,100	$1,405,330

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 6. Business Segment Information (continued)

Except for the geographic concentrations as indicated in the above table and one trading customer in the merchant banking segment representing approximately 8% and 11% of the Group’s total revenues in 2015 and 2014, respectively, there were no other revenue concentrations in 2016, 2015 and 2014.
The following table presents non-current assets other than financial instruments, deferred income tax assets and other non-current assets by geographic area based upon the location of the assets. The table excludes assets classified as held for sale.
As at December 31:	2016	2015
Canada	$138,281	$27,742
Africa	31,710	33,695
Americas	876	4,651
Asia	6,957	7,770
Europe	49,464	73,572
	$227,288	$147,430

Note 7. Trade Receivables
As at December 31:	2016	2015
Trade receivables, gross amount	$194,450	$172,439
Less: Allowance for credit losses	(58,488)	(21,210)
Trade receivables, net amount	$135,962	$151,229

Trade receivables primarily arise from merchant banking activities.
The Group has a specially structured non-recourse factoring arrangement with a bank for the Group’s trade receivables (see Note 15).
As at December 31, 2016, trade receivables of  $25,949 (2015: $13,918) were past due but not impaired. The aging analyses of these trade receivables as at December 31, 2016 and 2015 are as follows:
Past-due	2016	2015
Below 30 days	$6,767	$6,847
Between 31 and 60 days	1,847	3,191
Between 61 and 90 days	799	1,936
Between 91 and 365 days	16,491	1,923
Over 365 days	45	21
	$25,949	$13,918

As at December 31, 2016, trade receivables of  $156,243 (2015: $37,454) were impaired and an allowance for credit losses of  $58,488 (2015: $21,210) has been provided. Not all past-due account balances are uncollectible as most of the accounts are covered by credit insurance or other collection procedures. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements (see Note 29).

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 7. Trade Receivables (continued)

The aging analyses of impaired trade receivables as at December 31, 2016 and 2015 are as follows:
Past-due	2016	2015
Below 30 days	$7,690	$13,765
Between 31 and 60 days	489	8,656
Between 61 and 90 days	745	625
Between 91 and 365 days	131,946	2,792
Over 365 days	15,373	11,616
	156,243	37,454
Allowance for credit losses	(58,488)	(21,210)
Expected recoverable amount of impaired trade receivables(1)	$97,755	$16,244

(1)
The recoverable amount of impaired trade receivables is covered by credit insurance, bank guarantees and/or other credit enhancements and, therefore, management of the Group believes this entire net amount to be collectible in the ordinary course of business.

The movements in the allowance for credit losses during the years ended December 31, 2016 and 2015 were as follows:
	2016	2015
Balance, beginning of the year	$21,210	$9,255
Additions	46,601	13,381
Reversals	(1,185)	(124)
Write-offs	(1,529)	(95)
Other	(5,123)	(2,946)
Reclassification to assets held for sale	—	(114)
Currency translation adjustment	(1,486)	1,853
Balance, end of the year	$58,488	$21,210

In February 2016, a customer of the Group filed for insolvency. This was an adjusting subsequent event under IAS 10 and, as a result, the Group had to determine an allowance for credit losses against the Group’s trade receivables due from this customer and its affiliates (the “customer group”) as at December 31, 2015. As at December 31, 2015, the Group had gross trade receivables of  $103,300 due from the customer group as well as other contracts with such customer. The Group conducted an extensive assessment of impairment losses on these trade receivables. This assessment involved a number of judgments and a high level of estimation uncertainty. The factors considered in these estimates include the Group’s legal rights and obligations under all related contracts and collateral, which include inventories, mortgages, insurance of collateral and other credit enhancement instruments. The Group recognized an allowance for credit losses of  $10,705 in connection with the customer group as at December 31, 2015. After the recognition of such impairment losses, the Group had net trade receivables of  $92,595 due from the customer group as at December 31, 2015.
During the year ended December 31, 2016, the Group received proceeds of  $39,149 from risk mitigation assets, of which $35,121 was credited to profit or loss through a recovery of credit losses and the remainder was credited to trade receivables.
As at December 31, 2016, management of the Group reviewed the underlying contracts, legal documents, credit enhancement instruments and collateral to assess the recoverability of the outstanding amounts. This assessment required management to make certain assumptions regarding possible future outcomes and carries a degree of estimation uncertainty. While management of the Group believes that these receivables are collectable, a wide range of possible outcomes were considered in its analysis, which resulted in a

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 7. Trade Receivables (continued)

probability-weighted valuation below the gross carrying amount. Therefore, management of the Group has recognized a cumulative allowance for credit losses of $43,943 in connection with this former customer group as at December 31, 2016, including an additional provision of  $33,301 which was recognized during the second quarter of 2016. The resulting carrying amount is most sensitive to the assumptions regarding the likelihood of recovering amounts based on the various sources of collateral. The timing of the resolution of the uncertainty related to the recoverability of these receivables is dependent on the legal processes being followed to recovering these amounts. After the recognition of such impairment losses, the Group had net trade receivables of $100,008 due from this former customer group as at December 31, 2016.
Note 8. Other Receivables
As at December 31:	2016	2015
Government environmental emission refund	$—	$4,913
Royalty income	4,000	100
Receivables from insurance company/supplier	2,110	4,333
Suppliers with debit balance	9,670	972
Loans	7,763	745
Other	11,708	3,664
	$35,251	$14,727

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.
Note 9. Inventories
As at December 31:	2016	2015
Raw materials	$5,404	$21,852
Work-in-progress	289	5,275
Finished goods	10,488	88,556
Commodity inventories	15,184	120,323
Goods-in-transit	—	7,899
Other	589	1,440
	$31,954	$245,345
Comprising:
Inventories contracted at fixed prices or hedged	$21,071	$141,344
Inventories – other	10,883	104,001
	$31,954	$245,345

Note 10. Deposits, Prepaid and Other
As at December 31:	2016	2015
Prepayments and deposits for inventories	$11,117	$19,368
Other	1,078	2,074
	$12,195	$21,442

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 11. Investment Property
All of the Group’s investment property is located in Europe.
Investment property was classified as held for sale and included in current assets as at December 31, 2014. In September 2015, management ceased to classify its investment property as held for sale and, thus, included it in non-current assets as of December 31, 2015.
Changes in investment property included in non-current assets:	2016	2015
Balance, beginning of year	$37,873	$—
Change in fair value during the year	(39)	—
Reclassification from assets held for sale	—	37,677
Currency translation adjustments	(2,171)	196
Balance, end of year	$35,663	$37,873

The amounts recognized in profit or loss in relation to investment property during the years ended December 31, 2016, 2015 and 2014 are as follows:
	2016	2015	2014
Rental income	$1,511	$1,474	$1,468
Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the year	226	279	243
Note 12. Property, Plant and Equipment
The following changes in property, plant and equipment were recorded during the year ended December 31, 2016:
Costs	Opening balance	Additions	Disposals	Dispositions of subsidiaries*	Reclassified from assets held for sale	Reclassified to assets held for sale	Reclassified from resource properties	Currency translation adjustments	Ending balance
Land and buildings	$5,890	$119	$—	$(324)	$—	$(4,745)	$—	$4	$944
Refinery and power plants	67,336	—	—	—	20,255	—	5,000	(1,199)	91,392
Processing plant and equipment	34,548	3,194	(262)	(25,340)	8,128	(646)	—	(742)	18,880
Office equipment	8,515	770	(22)	(2,918)	—	(237)	—	(919)	5,189
	$116,289	$4,083	$(284)	$(28,582)	$28,383	$(5,628)	$5,000	$(2,856)	$116,405

*
Net of acquisition of a subsidiary

Accumulated depreciation	Opening balance	Additions	Disposals	Dispositions of subsidiaries	Reclassified to assets held for sale	Currency translation adjustments	Ending balance
Land and buildings	$1,600	$367	$—	$(139)	$(1,663)	$43	$208
Refinery and power plants	6,860	2,641	—	—	—	(193)	9,308
Processing plant and equipment	8,392	5,403	—	(9,283)	(421)	(546)	3,545
Office equipment	3,692	880	—	(727)	(170)	226	3,901
	20,544	$9,291	$—	$(10,149)	$(2,254)	$(470)	16,962
Carrying amount	$95,745						$99,443

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 12. Property, Plant and Equipment (continued)

The following changes in property, plant and equipment were recorded during the year ended December 31, 2015:
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

During the year ended December 31, 2016, 2015 and 2014 respectively, $nil, $3,948 and $23,415 of expenditures were recognized in the carrying amounts of items of property, plant and equipment in the course of their construction.
Note 13. Interests in Resource Properties
All of the Group’s interests in resource properties were classified as held for sale and included in current assets as at December 31, 2015 (see Note 5). The interests in an iron ore mine and hydrocarbon properties that ceased to be classified as held for sale effective June 30 and September 30, 2016, respectively, were reclassified to non-current assets. There were no resource properties classified as held for sale as at December 31, 2016.
The Group’s interests in resource properties as at December 31, 2016 comprised the following:
Interest in an iron ore mine	$30,000
Hydrocarbon development and production assets	29,692
Exploration and evaluation assets – hydrocarbon probable reserves	9,416
Exploration and evaluation assets – hydrocarbon unproved lands	10,039
$79,147

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 13. Interests in Resource Properties (continued)

The movements in the interest in the iron ore mine and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2016 were as follows:
Costs	Opening balance	Decommissioning obligations	Reclassification to refinery and power plants	Reclassified from assets held for sale	Reversal of impairment losses	Ending balance
Interest in an iron ore mine	$—	$—	$—	$30,000	$—	$30,000
Hydrocarbon development and production assets	—	(4,988)	(5,000)	34,669	7,672	32,353
	$—	$(4,988)	$(5,000)	$64,669	$7,672	$62,353

Accumulated depreciation	Opening balance	Additions	Reclassification	Reclassified from assets held for sale	Impairment losses	Ending balance
Interest in an iron ore mine	$—	$—	$—	$—	$—	$—
Hydrocarbon development and production assets	—	2,661	—	—	—	2,661
	—	$2,661	$—	$—	$—	2,661
Carrying amount	$—					$59,692

The movements in exploration and evaluation assets included in non-current assets, which comprise hydrocarbon probable reserves and unproved lands, during the year ended December 31, 2016 were as follows:
	Probable reserves	Unproved lands
Balance, beginning of year	$—	$—
Additions	—	790
Reclassifications from assets held for sale	7,732	10,039
Reversal (recognition) of impairment (losses)	1,684	(790)
Balance, end of year	$9,416	$10,039

Interest in an iron ore mine
The Group’s lease of the Canadian iron ore mine expires in 2055. The iron ore deposit is currently sub-leased to a third-party entity under certain lease agreements which will also expire in 2055. Pursuant and subject to the terms of the lease agreements, the Group collects royalty payments directly from a third-party operator based on a pre-determined formula, with a minimum payment not to be less than $3,250 per year.
In the first quarter of 2015, the operator of the mine commenced proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) with respect to its Canadian operations and publicly disclosed that its assets comprising the mine would be included in any sales process.
In the third quarter of 2015, the long-term price curve of iron ore continued to deteriorate. Management of the Group reviewed the underlying legal documents and performed a sensitivity analysis on the expected future cash flows from its royalty interest. Consideration was given to reasonably possible scenarios, including the Company exercising its step-in rights and re-taking the mine. The primary factors which impact the recoverable amount, among others, are the number of years of production, iron ore pricing and/or production costs. Each possible scenario was assigned a probability. Based on the cash flows projections, management determined that total non-cash impairment losses of  $218,203 were required, before a deferred income tax recovery of  $54,305, as at September 30, 2015, to write down the carrying amount of its interest to a nominal amount. In the fourth quarter of 2015, the Group reversed the previously recognized impairment losses by $30,000 and recognized a related deferred tax liability of  $7,800. Such

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 13. Interests in Resource Properties (continued)

reversal of the previously recognized impairment losses reflected the improvements in the expected future cash flows under possible scenarios, using a pre-tax discount rate of 9% and taking into consideration events that occurred subsequent to the third quarter of 2015.
There were no impairment losses on the Group’s interest in the iron ore mine for the years ended December 31, 2016 and 2014.
Hydrocarbon properties
The Group owns hydrocarbon properties in western Canada. The majority of such operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. The Group’s hydrocarbon development and production assets include producing natural gas wells, non-producing natural gas wells, producing oil wells and non-producing oil wells, but do not include a land position that includes net working interests in undeveloped acreage and properties containing probable reserves only, both of which are included in exploration and evaluation assets.
The recoverable amounts of the Group’s hydrocarbon CGUs are determined whenever facts and circumstances provide impairment indicators. CGU’s are mainly determined based upon the geographical region of the Group’s producing properties. The recoverable amounts of each CGU are based on the future post-tax cash flows expected to be derived from the Group’s hydrocarbon properties using a fair value less costs of disposal methodology (Level 3 fair value hierarchy). The post-tax cash flow projections incorporate management’s best estimates of future natural gas prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, non-expansionary capital expenditures and inflation. Natural gas pricing included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing. Projected cash flows are discounted using a post-tax discount rate which reflects current market assessments of the time value of money and the risks specific to the hydrocarbon properties for which the future cash flow estimates have not been adjusted.
On December 31, 2016, the Group performed an impairment assessment on its hydrocarbon properties utilizing a post-tax discount rate of 10% and recognized a net non-cash reversal of impairment losses of $8,566, of which $7,672 were allocated to development and production assets and $1,684 to probable reserves and an impairment loss of  $790 was allocated to unproved lands. The related deferred income tax expense for 2016 was $2,526. The impairment losses recognized and included in continuing operations for the year ended December 2015 and 2014, respectively, were $47,672 and $2,813, with related deferred income taxes of  $nil for both years (see Note 5).

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 14. Deferred Income Tax Assets and Liabilities
The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of the Group’s deferred income tax assets and liabilities are as follows:
As at December 31:	2016	2015
Non-capital tax loss carry-forwards	$24,308	$11,848
Interests in resource properties	(10,370)	—
Other assets	5,304	11,469
Other liabilities	(9,948)	(16,387)
	$9,294	$6,930
Presented on the consolidated statements of financial position as follows:
Deferred income tax assets	$16,647	$20,641
Deferred income tax liabilities	(7,353)	(13,711)
Net	$9,294	$6,930

As at December 31, 2016, the Group had estimated accumulated non-capital losses, which expire in the following countries as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.
Country	Gross amount	Amount for which no deferred income tax asset is recognized	Expiration dates
Canada	$27,434	$ —	2033-2036
Germany	13,080	9,487	Indefinite
Austria	188,714	160,864	Indefinite
Uganda	58,027	58,027	Indefinite
United Sates of America	13,663	13,663	Indefinite
Malta	93,876	67,570	Indefinite
The utilization of the deferred tax assets is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences and the Group companies have suffered losses in either the current or preceding period(s) in the tax jurisdictions to which the deferred tax assets relate.
As at December 31, 2016, MFC Bancorp had an aggregate amount of  $60,737 of temporary differences associated with its investments in subsidiaries and branches, for which deferred income tax liabilities have not been recognized because the Group is in a position to control the timing of the reversal of such temporary differences and it is probable that such differences will not reverse in the foreseeable future.
In November 2012 and February 2016, the Company received from the Canada Revenue Agency (“CRA”) tax notices of reassessment relating to taxation years ended December 31, 2006 to April 19, 2013. A predecessor also received a provincial reassessment in November 2016, as a consequence of the February 2016 federal reassessments. The reassessments deny a deduction in computing income, attribute income earned by predecessors to the Company and deny the application of losses and deductions by predecessors in computing their taxable income, and deny the application of credits in the computation of income taxes payable. The Company has filed notices of objection to the November 2012, February 2016 and (provincial) November 2016 notices of reassessment. The Company, among other things, reviewed the reassessments, the material facts related thereto and the subject transactions and consulted its advisors. Based on such review, management determined that the probability of the CRA’s reassessments being successful in court was remote. Accordingly, the Company has not recorded a liability in these consolidated financial statements in connection with the reassessments. There can be no assurance that the Company will be successful in defending its positions. If the CRA is successful in respect of either reassessment, then

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 14. Deferred Income Tax Assets and Liabilities (continued)

the Company will be required to pay a material amount of income tax plus applicable interest. There continues to be tax litigation in progress involving the CRA and other companies which may have a bearing on the Company’s own income tax position with the CRA. The Company will continue to assess its position as such litigation progresses.
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
Note 15. Short-term Bank Borrowings
Short-term bank borrowings are repayable within a year from the borrowing date. They are used to finance the Group’s day-to-day merchant banking business.
As at December 31:	2016	2015
Credit facilities from banks	$95,416	$52,864

As at December 31, 2016, the Group had credit facilities aggregating $430,028 as follows: (a) the Group had unsecured revolving credit facilities aggregating $141,192 from banks. The banks generally charge an interest rate at inter-bank rate plus an interest margin; (b) the Group also had revolving credit facilities aggregating $64,610 from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (c) the Group had a specially structured non-recourse factoring arrangement with a bank up to a credit limit of  $198,366 for the Group’s merchant banking activities. The Group factors certain of its trade receivables upon invoicing, at inter-bank rate plus a margin; and (d) the Group had foreign exchange credit facilities of  $25,860 with banks. All these facilities are renewable on a yearly basis or usable until further notice.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 16. Debt
The Company and certain of its subsidiaries have entered into long-term debt agreements with numerous banks and financial institutions. These agreements, which include customary terms and conditions in accordance with industry standards for unsecured facilities, include:
As at December 31:	2016	2015
Due to a bank, US$nil and US$886 at December 31, 2016 and 2015, respectively. Repaid in 2016	$—	$1,225
Due to a bank, US$9,100 and US$1,700 at December 31, 2016 and 2015, respectively, interest at LIBOR plus an interest margin (3.75% at December 2016) and payable monthly, secured by real estate and trade receivables and due in negotiated periodic repayments with final payment in October 2018. The debt was reclassified to liabilities relating to assets held for sale as at December 31, 2016	—	2,353
Due to a bank, US$19,428 and US$24,000 at December 31, 2016 and 2015, respectively, fixed interest plus an interest margin and backup guarantee fee on US$19,428 (5.05% at December 31, 2016) and payable quarterly, secured by intercompany loan receivables and due in equal annual repayments with final repayment in September 2022	26,085	33,216
Due to a bank, €16,414 and €22,200 at December 31, 2016 and 2015, respectively, fixed interest and backup guarantee fee on €16,260 (4.01% at December 31, 2016) and the remainder at OEKB variable plus an interest margin and backup guarantee fee (3.24% at December 2016) and payable quarterly, due in semi-annual repayments with final payment in December 2022	23,257	33,364
Due to a bank, US$nil and US$10,000 at December 31, 2016 and 2015, respectively. Repaid in 2016	—	13,840
Due to banks, €8,000 and €31,000 at December 31, 2016 and 2015, respectively, interest at EURIBOR plus an interest margin (2.17% at December 2016) and payable from November 2018 to November 2020	11,335	46,590
Due to a bank, €55,035 and €65,708 at December 31, 2016 and 2015, respectively, fixed interest and backup guarantee fee on €55,035 (2.57% at December 31, 2016) payable quarterly, secured by intercompany loan receivables and due in semi-annual repayments with final payment in August 2022. The debt was offset against cash as of December 31, 2016. (See Note 29)	—	98,752
Due to a bank, €nil and €4,043 at December 31, 2016 and 2015, respectively. The debt was derecognized as a result of the disposition of a subsidiary	—	6,076
Due to a bank €25,900 at December 31, 2016, fixed interest and backup guarantee fee on €25,900 (3.99% at December 31, 2016) payable quarterly, due in semi-annual repayments with final payment in November 2020. The debt was included in liabilities relating to assets held for sale as at December 31, 2015	36,699	—
Due to a bank, €14,642 and €16,713 at December 31, 2016 and 2015, respectively, €13,404 at a fixed interest rate (2.7% at December 31, 2016) and the remainder at EURIBOR plus an interest margin (1.55% at December 31, 2016) and payable quarterly, due in semi-annual repayments with final payment in May 2025.	19,437	23,622
	$116,813	$259,038
Current portion	$36,249	$84,705
Long-term portion	80,564	174,333
	$116,813	$259,038

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 16. Debt (continued)

As at December 31, 2016, the contractual maturities of the Group’s debt are as follows:
Years ending December 31:	Principal	Interest	Total
2017	$36,249	$4,134	$40,383
2018	29,731	2,860	32,591
2019	17,761	1,852	19,613
2020	19,536	1,044	20,580
2021	4,778	408	5,186
Thereafter	8,758	455	9,213
	$116,813	$10,753	$127,566

Interest expense of  $nil, $608 and $1,683 was capitalized and included in property, plant and equipment during the year ended December 31, 2016, 2015 and 2014, respectively.
Note 17. Account Payables and Accrued Expenses
As at December 31:	2016	2015
Trade and account payables	$27,053	$110,881
Value-added, goods and services and other taxes (other than income taxes)	3,610	8,821
Compensation	1,837	3,358
Provisions for payments under guarantees (see Note 26)	—	40,677*
Contract liabilities	535	1,239
Deposits from customers	1,471	2,920
Acquisition price payables	1,716	1,769
Sale of shares on behalf of other	3,067	3,070
Contingent consideration on a business combination	—	2,077
Other	5,825	7,239
	$45,114	$182,051

*
The Group coordinated prepayment loans made by third-party banks to one of its customers, which financed off-take contracts to the Group. The Group has guaranteed the bank loans which were previously classified and disclosed as contingent liabilities prior to December 31, 2015. In February 2016, the customer filed for insolvency. Management of the Group expected that the banks would exercise their contractual rights under the guarantees to demand the payments from the Group and, as a result, the Group recorded a provision of  $40,677 for the expected payments under the guarantees and a credit loss of  $40,677 thereon as at December 31, 2015 and the aforesaid amount was paid during the year ended December 31, 2016.

Trade payables arise from the Group’s day-to-day trading activities. The Group’s expenses for services and other operational expenses are included in account payables. Generally, these payables and accrual accounts do not bear interest and have a maturity of less than one year.
Note 18. Accrued Pension Obligations
The Group currently has post-retirement defined benefit plans for its employees in Austria and Germany. In addition, there is a small jubilee pay plan for an Austrian entity, which is based on collective agreements.
The Group had a defined benefit pension plan for its employees in Norway which was derecognized when the Norwegian subsidiary was disposed of in December 2016.
The Group had a defined benefit pension plan and a termination indemnity plan for its employees in Mexico which were classified as assets held for sale as at December 31, 2016.
The Group had a defined benefit pension plan for its employees in Canada which was classified as assets held for sale and subsequently disposed of during 2015.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 18. Accrued Pension Obligations (continued)

As at December 31:	2016	2015
Fair value of plan assets	$1,453	$11,838
Defined benefit obligations	(4,712)	(15,899)
Accrued pension obligations, net	$(3,259)	$(4,061)

Changes in the fair value of plan assets for the years ended December 31:
	2016	2015
Balance, beginning of year	$11,838	$24,121
Reclassified to assets held for sale	—	(11,425)
Dispositions of subsidiaries	(10,394)	—
Return (loss) on plan assets	957	(241)
Employer contributions	215	448
Benefits paid	(1,386)	(1,272)
Currency translation adjustments	223	207
Balance, end of year	$1,453	$11,838

Plan assets are generally held and administered by independent financial services companies. The assets do not include the Group’s own financial instruments or any property occupied by, or other assets used by, the Group.
Changes in the defined benefit obligations for the years ended December 31:
	2016	2015
Balance, beginning of year	$15,899	$27,088
Dispositions of subsidiaries	(10,581)	—
Reclassified to assets held for sale	(445)	(10,063)
Net current service cost	190	213
Obligation interest cost	392	389
Actuarial losses (gains) from changes in demographic assumptions and experience	196	(618)
Actuarial losses (gains) from changes in financial assumptions	828	(455)
Benefits paid	(1,386)	(1,272)
Currency translation adjustments	(381)	617
Balance, end of year	$4,712	$15,899
Consisting of:
Defined benefit obligations for plans that are wholly unfunded	$3,029	$3,702
Defined benefit obligations for plans that are wholly or partly funded	1,683	12,197
	$4,712	$15,899

Significant actuarial assumptions used in calculating the defined benefit obligations as at December 31:	2016	2015
Discount rate	1.2%–7.8%	2.1%–6.3%
Rate of salary increases	1.0%–5.5%	1.0%–5.5%
Consumer price index	0.0%–4.0%	0%–1.5%

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 18. Accrued Pension Obligations (continued)

Expected contributions and benefit payments
The expected contributions in 2017 from the employers and employees are $207 and $nil, respectively. The employer contributions represent the Group’s minimum required contribution under pension legislation.
As at December 31, 2016, the Group’s expected benefit payments are as follows:
Years ending December 31:
2017	$303
2018	249
2019	257
2020	230
2021	343
Thereafter	3,330
Total	$4,712

Note 19. Decommissioning Obligations
All of the Group’s decommissioning obligations as at December 31, 2015 were included in liabilities relating to assets held for sale in current liabilities (see Note 5). The decommissioning obligations relating to hydrocarbon properties and property, plant and equipment that ceased to be classified as held for sale effective September 30, 2016 were reclassified to long-term liabilities on the same effective date. Changes in the carrying amount of the Group’s decommissioning obligations included in long-term liabilities during the year ended December 31, 2016 are as follows:
2016
Decommissioning obligations, beginning of year	$—
Reclassifications from liabilities relating to assets held for sale	17,923
Changes in estimates	(4,988)
Accretion	284
Decommissioning obligations, end of year	$13,219

As at December 31, 2016, decommissioning obligations represented the present value of estimated remediation and reclamation costs associated with hydrocarbon properties and property, plant and equipment. The Group discounted the decommissioning obligations using an average discount rate of 1.73%, which is the risk free rate in Canada for blended government securities.
During 2016 and concurrent with updated assumptions from Alberta regulators, management revised its estimates of the expected decommissioning obligations related to its hydrocarbon production and processing assets. The Group will fund the decommissioning obligations from future cash flows from operations.
Note 20. Shareholders’ Equity
Capital Stock
The authorized share capital of MFC Bancorp consists of an unlimited number of common shares and class A common shares, both without par value and without special rights or restrictions, and an unlimited number of Class A Preference shares without par value and with special rights and restrictions.
Holders of common shares may receive dividends when, as and if declared by the Board of Directors, subject to the preferential dividend rights of any other classes or series of preferred shares issued and outstanding. In no event may a dividend be declared or paid on the common shares if payment of the dividend would cause the realizable value of the assets of the Company to be less than the aggregate of its

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 20. Shareholders’ Equity (continued)

liabilities. Holders of common shares are entitled to one vote per share at any meeting of shareholders of common shares, and in general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to the Company. The holders of common shares are entitled, in the event of a distribution of assets of the Company on the liquidation, dissolution or winding-up of the Company (a “Liquidation Distribution”), to receive, before any Liquidation Distribution is made to the holders of the class A common shares or any other shares of the Company ranking junior to the common shares, but after any prior rights of any preferred shares, the stated capital with respect to each common share held by them, together with all declared and unpaid dividends (if any and if preferential) thereon, up to the date of such Liquidation Distribution, and thereafter the common shares shall rank pari passu with all other classes of common shares in connection with the Liquidation Distribution.
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
All of the Company’s issued capital stock is fully paid.
Treasury Stock
As at December 31:	2016	2015
Common shares	328,239	328,239
Preferred Shares	4,621,571	4,621,571
Total number of treasury stock	4,949,810	4,949,810
Total carrying amount of treasury stock	$61,085	$61,085

All of the Company’s treasury stock is held by wholly-owned subsidiaries.
Note 21. Consolidated Statements of Operations
Revenues
The Group’s gross revenues comprised:
Years ended December 31:	2016	2015	2014
Merchant banking products and services	$1,078,745	$1,580,935	$1,360,979
Gain on securities, net	—	—	333
Interest	3,056	4,237	4,542
Dividends	6	7	8
Other	49,850	43,921	39,468
Gross revenues	$1,131,657	$1,629,100	$1,405,330

The Group’s revenues include the revenues of the Elsner group and FESIL group from April 1, 2014 in the merchant banking segment.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 21. Consolidated Statements of Operations (continued)

Expenses
The Group’s costs of sales and services comprised:
Years Ended December 31:	2016	2015	2014
Merchant banking products and services	$1,027,627	$1,512,970	$1,269,324
Credit losses on loans and receivables and guarantees, net of recoveries	17,023*	54,540	4,346
Fair value loss on investment property	44	—	134
Market value decrease (increase) on commodity inventories	4,273	1,910	(4,172)
Loss (gain) on derivative contracts, net	521	(2,913)	(10,189)
Write-off of inventories, net	—	—	165
Loss on securities, net	116	84	—
Other	11,448**	7,277	6,822***
Total costs of sales and services	$1,061,052	$1,573,868	$1,266,430

*
Includes credit losses of  $11,296 on receivables due from a former consolidated entity.

**
Includes a net gain on dispositions of subsidiaries of  $2,585 (see Note 31)

***
Includes a net gain on dispositions of subsidiaries of  $4,888 (see Note 31)

The Group included the following items in costs of sales and services:
Years ended December 31:	2016	2015	2014
Inventories as costs of goods sold (including depreciation, amortization and depletion expenses allocated to costs of goods sold)	$974,497	$1,464,925	$1,217,079
Additional information on the nature of expenses incurred in continuing operations
Years Ended December 31:	2016	2015	2014
Depreciation, amortization and depletion	$11,951	$6,450	$8,557
Employee benefits expenses	31,890	37,951	36,041
Note 22. Share-Based Compensation
MFC Bancorp has a 2014 Equity Incentive Plan (the “2014 Plan”), which replaced its 1997 Stock Option Plan (amended) (the “1997 Plan”) and 2008 Equity Incentive Plan (the “2008 Plan”).
1997 Plan
Subject to the terms of the 1997 Plan, the Company granted options to certain employees and directors to acquire common shares of the Company.
2008 Plan
Subject to the terms of the 2008 Plan, a committee, as appointed by the Company’s Board of Directors, granted nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards under the plan.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 22. Share-Based Compensation (continued)

2014 Plan
Pursuant to the terms of the 2014 Plan, the Company’s Board of Directors, the compensation committee or such other committee as appointed by the Board of Directors to administer the 2014 Plan, may grant stock options, restricted stock rights, restricted stock, performance share awards, performance share units and stock appreciation rights under the 2014 Plan, establish the terms and conditions for those awards, construe and interpret the 2014 Plan and establish the rules for the 2014 Plan’s administration. Such awards may be granted to employees, non-employee directors, officers or consultants of the Group or any affiliate or any person to whom an offer of employment with the Group or any affiliate is extended. Such committee has the authority to determine which employees, non-employee directors, officers, consultants and prospective employees should receive such awards. The 2014 Plan replaced the 1997 Plan and the 2008 Plan; provided, however, that the 1997 Plan and 2008 Plan will continue to govern prior awards granted under such plans until all awards granted under such plans prior to November 14, 2014 have been exercised, forfeited, cancelled, expired or otherwise terminated in accordance with the terms thereof.
The maximum number of the Company’s common shares that may be issuable pursuant to all awards granted under the 2014 Plan is 2,877,018 common shares, being 2,000,000 plus 267,344 and 609,674 common shares available for awards under the 1997 Plan and 2008 Plan, respectively, as of the effective date of the 2014 Plan. Notwithstanding the foregoing, the maximum number of common shares that may be issued as incentive stock options under the 2014 Plan is 2,000,000. Forfeited, cancelled, returned and lapsed awards are not counted against the 2,000,000 common shares. Any awards granted under the 2014 Plan, or portions thereof, that are settled in cash and not by issuance of the Company’s common shares are not counted against the foregoing limits.
The following table is a summary of the changes in stock options granted under the plans:
	2008 Plan	2008 Plan	1997 Plan	1997 Plan
	Number of options	Weighted average exercise price per share (US$)	Number of options	Weighted average exercise price per share (US$)
Outstanding as at December 31, 2013	915,000	7.81	1,720,000	7.81
Granted	200,000	8.01	—	—
Expired	(24,674)	7.81	(255,000)	7.81
Exercised	(30,326)	7.81	—	—
Surrendered and cancelled	(200,000)	7.81	—	—
Outstanding as at December 31, 2014	860,000	7.83	1,465,000	7.81
Expired	—	—	(92,500)	7.81
Outstanding as at December 31, 2015	860,000	7.83	1,372,500	7.81
Expired	(660,000)	7.81	(1,372,500)	7.81
Outstanding as at December 31, 2016	200,000	8.01	—	—
As at December 31, 2016:
Options exercisable	200,000		—
Options available for granting in future periods	—		—

No awards were issued pursuant to the 2014 Plan during the years ended December 31, 2016, 2015 and 2014. There were 2,877,018 awards available for grant under the 2014 Plan as at December 31, 2016.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 22. Share-Based Compensation (continued)

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2016:
	Options Outstanding and Exercisable
Exercise Price per Share (US$)	Number outstanding	Weighted average remaining contractual life (in years)
$8.01	200,000	2.25
The following table summarizes the share-based compensation expenses recognized by the Group:
Years ended December 31:	2016	2015	2014
Share-based compensation expenses arising from stock options granted by the Company	$—	$—	$423

On April 2, 2014, the Company granted two employees options to purchase 200,000 MFC Bancorp common shares in aggregate at an exercise price of US$8.01 per share. The options vested immediately and expire on April 2, 2019.
The aggregate fair value of options granted was $423 which was recognized as share-based compensation expense in the Group’s consolidated statement of operations for the year ended December 31, 2014. The share-based compensation expense is not tax deductible under the Canadian income tax act and, therefore, the Group did not recognize any income tax benefit from granting stock options.
Note 23. Income Taxes
MFC Bancorp’s statutory tax rate was 26.0% for the years ended December 31, 2016, 2015 and 2014.
A reconciliation of the provision for income taxes calculated at applicable statutory income tax rates in Canada to the provision in the consolidated statements of operations is as follows:
Years ended December 31:	2016	2015	2014
(Loss) income before income taxes	$(16,706)	$(290,795)	$29,314
Computed recovery of (provision for) income taxes at MFC Bancorp’s statutory tax rates	$4,344	$75,607	$(7,622)
Decrease (increase) in income taxes resulting from:
Subsidiaries’ tax rate differences	714	(1,107)	522
Other non-taxable income	6,057	2,774	481
Revisions to prior years	(112)	227	(548)
Taxable capital gains on dispositions, net	(3,543)	13	516
Resource property revenue taxes	(755)	(241)	(1,962)
Unrecognized losses in current year	(15,623)	(30,469)	(607)
Previously unrecognized deferred income tax assets, net	5,747	1,449	—
Deferred income tax asset on a purchased asset	—	1,339	—
Permanent differences	(1,448)	(3,865)	(1,109)
Change in future tax rate	—	11	—
Other, net	(2,395)	455	213
(Provision for) recovery of income taxes	$(7,014)	$46,193	$(10,116)
Consisting of:
Resource property revenues taxes	$(1,020)	$(325)	$(2,661)
Current and deferred income tax (expense) recovery	(5,994)	46,518	(7,455)
	$(7,014)	$46,193	$(10,116)

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 23. Income Taxes (continued)

In addition, the aggregate current and deferred income tax relating to items that are charged directly to equity was an expense of  $nil, $109 and a recovery of  $445 for the year ended December 31, 2016, 2015 and 2014, respectively, relating to the changes in fair values of available-for-sale securities and the remeasurements of defined benefit pension plans.
Note 24. Earnings Per Share
Earnings per share from continuing operations data for the years ended December 31, 2016, 2015 and 2014 are summarized as follows:
	2016	2015	2014
Basic (loss) earnings available to holders of common shares	$(25,361)	$(246,228)	$17,840
Effect of dilutive securities:	—	—	—
Diluted (loss) earnings	$(25,361)	$(246,228)	$17,840

	Number of Shares
	2016	2015	2014
Weighted average number of common shares outstanding – basic	63,142,272	63,142,272	62,922,837
Effect of dilutive securities:
Options	—	—	21
Contingently issuable shares	—	—	34,247
Weighted average number of common shares outstanding – diluted	63,142,272	63,142,272	62,957,105

The Group’s potential ordinary shares include stock options outstanding and contingently issuable shares pursuant to a share purchase agreement.
As at December 31, 2016, 2015 and 2014, there were 200,000, 2,232,500 and 2,325,000 stock options, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the year ended December 31, 2016, 2015 and 2014.
Pursuant to a share purchase agreement (as amended), 50,000 common shares of MFC Bancorp would be issued to a put holder for each year from 2014 to 2024 if Possehl Mexico S.A. de C.V. (“Possehl”) achieves an annual net income milestone as computed under IFRS for the year (see Note 28). The net income milestone for 2015 was not achieved. The net income milestone for 2016 has been achieved, subject to an audit. However, the 50,000 additional common shares of MFC Bancorp were not included in the calculation of diluted earnings per share for the year ended December 31, 2016 because they were antidilutive. For the subsequent event, see Note 32.
Note 25. Dividends Paid
The Company did not declare dividends in 2016 and 2015. The last and final 2014 quarterly dividends of $4,388 (or US$0.06 per common share) were paid on January 5, 2015 to shareholders of record on December 29, 2014.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 26. Commitments and Contingencies
Leases as lessors
The Group leases out land and buildings and equipment under non-cancellable operating lease agreements. The leases have varying terms, subject to the customary practices in the particular regions.
Future minimum rentals under long-term non-cancellable operating leases are as follows:
Years ending December 31:	Amount
2017	$2,284
2018	861
2019	581
2020	483
2021	384
Thereafter	346
$4,939

The Group recognized rental and lease income of  $15,470, $5,345 and $2,821 (including sublease of  $7) for the years ended December 31, 2016, 2015 and 2014, respectively.
Leases as lessees
Future minimum commitments under long-term non-cancellable operating leases are as follows:
Years ending December 31:	Amount
2017	$1,079
2018	692
2019	256
2020	61
2021	18
Thereafter	—
$2,106

The leases, which principally comprise office space, have varying terms, subject to the customary practices in the local regions. Minimum lease payments recognized as expenses were $2,565 (including sublease of $734 and contingent rents of  $20), $3,569 (including sublease of  $875) and $3,953 (including sublease of $218 and contingent rents of  $87) for the years ended December 31, 2016, 2015 and 2014, respectively.
Litigation
The Group is subject to litigation and tax audits in the normal course of business, the ultimate results of which cannot be ascertained at this time. The Group records costs as they are incurred or become determinable.
Guarantees
Guarantees are accounted for as contingent liabilities unless it becomes probable that the Group will be required to make a payment under the guarantee.
In the normal course of its merchant banking activities, the Group issues guarantees to its trade and financing partners in order to secure financing facilities. Upon the use or drawdown of the underlying financing facilities, the financing facilities are recorded as liabilities on the consolidated statement of financial position such as short-term bank borrowings or debt. Accordingly, the issued guarantees relating

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 26. Commitments and Contingencies (continued)

to such financing facilities that are used or drawn are not considered contingent liabilities or off-balance sheet transactions. As at December 31, 2016, the Group had unrecorded contingent liabilities of  $28,793 relating to outstanding guarantees issued to its trade and financing partners in the normal course of its merchant banking activities.
Purchase Obligations
As at December 31, 2016, the Group had open purchase contracts aggregating $13,747 due in 2017 relating to its merchant banking activities. None of these contracts have been recognized on the consolidated statement of financial position as at December 31, 2016.
Note 27. Consolidated Statements of CashFlows — Supplemental Disclosure
Interest paid and received, dividends received and income taxes paid are classified as operating activities. Dividends paid are classified as financing activities.
The Group establishes, utilizes and maintains various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short term. These facilities are used in our day-to-day supply chain business and structured solutions activities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken. As a result, management considers short-term bank borrowings to be a part of its operating activities and that it is most appropriate to include the changes in short-term bank borrowings within operating activities in the consolidated statements of cash flows.
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
The Group had the following non-cash transactions:
Non-cash transactions during the year ended December 31, 2016: (1) purchase of certain unproved lands from a former subsidiary for $790 at their fair value in exchange for a reduction of the Group’s loan receivables due from the former subsidiary; and (2) settlement of a trade receivable of  $1,343 by the customer undertaking to deliver physical commodity goods of equal value to the Group in the future.
Non-cash transactions during the year ended December 31, 2015: (1) recognition of a non-cash gain of $1,194 on the reversal of a decommissioning obligation (which was included in costs of sales and services); (2) issuance of 50,000 common shares of MFC Bancorp to a director pursuant to a share purchase agreement executed in 2014 (see Note 28); and (3) the Group sold a 95% participating interest in certain hydrocarbon assets and related liabilities, resulting in a post-tax loss of  $11,987 on disposition which was included in the results of discontinued operations and a net receivable of  $11,600 due from the former subsidiaries (see Note 5).
Non-cash transactions during the year ended December 31 2014: (1) conversion of puttable instrument financial liabilities into the share capital of the Company (see Note 28); and (2) the Group sold its interest in a group of German entities and recognized a non-cash accounting gain of  $4,535 on disposition (see Note 31).
Note 28. Related Party Transactions
In the normal course of operations, the Group enters into transactions with related parties, which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence their operating and financing policies through significant shareholding, representation on the board of

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 28. Related Party Transactions (continued)

directors, corporate charter and/or bylaws. The related parties also include MFC Bancorp’s directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any person or entity which has significant influence over MFC Bancorp. In addition to transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with its related parties:
Years ended December 31:	2016	2015	2014
Continuing operations:
Sales of goods	$—	$3,349	$2,994
Fee income	—	—	61
Purchases of goods for sale	—	—	(19,346)*
Reimbursement of office and expenses at cost to a director	—	—	(117)**
Royalty expense paid and payable	—	—	(284)

*
Related to transactions with two processing facilities which were owned by a former subsidiary of the Company. One of the Company’s employees and one of its directors held unpaid positions on the board of directors of the parent company of the owner of these facilities until July 2014.

**
The director (who is also Managing Director, President and Chief Executive Officer of the Company) provided office space and services to the Company at cost.

Puttable instrument financial liability
In connection with the acquisition of Possehl in November 2012, the Group entered into call and put agreements with the non-controlling interest, which allowed or required the Group to acquire up to 100% of the entity. As a result of the put options (i.e. puttable instrument), the non-controlling interest was classified as financial liability.
In April 2014, the Group entered into a share purchase agreement with the holder of the puttable instrument (the “Put Holder”) whereby the Group acquired from the Put Holder his 40% equity shares in Possehl. Upon the execution of the agreement, the puttable instrument was terminated. The purchase price consisted of 509,820 common shares of MFC Bancorp (which would be delivered upon occurrence of an event (as defined in the agreement, the latest being in 2025)) and a contingent purchase price whereby 50,000 common shares of MFC Bancorp would be issued to the Put Holder for each year from 2014 to 2025 if Possehl achieves an annual net income milestone as computed under IFRS for the year. The fair values of the 509,820 common shares of MFC Bancorp and the contingent purchase price were measured at $2,736 in aggregate on the execution date of the share purchase agreement, using a generally accepted financial valuation model, which took into consideration the illiquidity and restrictions of the shares, the expected timing of the triggering events, the probability of the issuance of the contingently issuable shares and appropriate discount rates. As a result, the carrying amount of the puttable instrument financial liability of  $4,510 was derecognized and a credit of  $3,177 was recognized in retained earnings directly. In May 2014, the Put Holder was appointed by the Board of Directors as the President and Chief Executive Officer of MFC Bancorp.
In June 2014, the share purchase agreement was amended whereby the 509,820 common shares of MFC Bancorp were released to the Put Holder following the approval of the New York Stock Exchange (which was received in June 2014) and the contingent purchase price was reduced to be payable for each year from 2014 to 2024. All other terms remain unchanged. No credit or charge was recognized in profit or loss in connection with these amendments.
In June 2015, the Company issued 50,000 common shares of MFC Bancorp to its President/Chief Executive Officer as the 2014 annual net income milestone of Possehl was achieved. For the subsequent event, see Note 32.
In addition to the transactions above, the Group had the following transactions with related parties:

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 28. Related Party Transactions (continued)

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
Key management personnel
The Group’s key management personnel comprise the members of its Board of Directors, President, Chief Executive Officer and Chief Financial Officer. The remuneration of key management personnel of the Group was as follows:
Years ended December 31:	2016	2015	2014
Short-term employee benefits	$2,296	$2,719	$1,932
Termination benefits*	—	—	1,909
Share-based payments**	—	—	211
Directors’ fees	634	479	402
Total	$2,930	$3,198	$4,454

*
Pursuant to a consulting agreement, the Managing Director, President and Chief Executive Officer of the Company was entitled to a termination payment of US$1,770 upon the termination of the consulting agreement.

**
The share-based payments were computed by the reference to the fair value of options calculated using the Black-Scholes-Merton formula on the grant date (see Note 22).

Note 29. Financial Instruments
The disclosures and analyses in this note do not include the financial instruments classified as assets held for sale and their related revenues and expenses presented (or re-presented) in discontinued operations.
The fair values of the Group’s financial instruments as at December 31, 2016 and 2015, other than those with carrying amounts that approximate their fair values due to their short-term nature, are summarized as follows:
As at December 31:	2016		2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Fair value through profit or loss:
Short-term securities	$7	$7	$170	$170
Derivative assets	1,240	1,240	5,726	5,726
Loans and receivables:
Long-term loan receivables (including current portion)	9,392	9,392	2,828	2,691
Long-term receivables, other	—	—	4,523	4,523
Available-for-sale instruments:
Securities, at fair value	5,572	5,572	630	630
Securities (including restricted non-current assets – securities), at cost	232	232	298	298
Financial Liabilities:
Financial liabilities measured at amortized cost:
Debt	$116,813	$118,015	$259,038	$242,808
Fair value through profit or loss:
Derivative liabilities	6,454	6,454	4,236	4,236

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 29. Financial Instruments (continued)

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
The fair values of short-term trading securities are based on quoted market prices (Level 1 fair value hierarchy). The fair values of available-for-sale securities are based on quoted market prices, except for those which are not quoted in an active market which are estimated using an appropriate valuation method (Level 3 fair value hierarchy). Investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are measured at cost. The carrying amounts of cash and cash equivalents, short-term cash deposits, restricted cash, short-term receivables, short-term borrowings and account payables and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their fair values. The fair values of long-term receivables, long-term debt and other long-term liabilities are determined using discounted cash flows at prevailing market rates of interest for similar instruments with similar credit ratings (Level 2 fair value hierarchy).
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
The following tables present the Group’s financial instruments measured at fair value on the consolidated statements of financial position classified by level of the fair value hierarchy as at December 31, 2016 and 2015, respectively:
As at December 31, 2016	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Short-term securities	$7	$—	$—	$7
Derivative assets	—	1,240	—	1,240
Available-for-sale:
Securities	5,572	—	—	5,572
Total	$5,579	$1,240	$—	$6,819
Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$—	$6,454	$—	$6,454

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 29. Financial Instruments (continued)

As at December 31, 2015	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Short-term securities	$170	$—	$—	$170
Derivative assets	—	5,726	—	5,726
Available-for-sale:
Securities	630	—	—	630
Total	$800	$5,726	$—	$6,526
Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$—	$4,236	$—	$4,236

Generally, management of the Group believes that current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Group uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposure, avoidance of undue concentration of risk and requirements for collateral (including letters of credit and bank guarantees) to mitigate credit risk. The Group has risk managers and other personnel to perform checking functions and risk assessments so as to ensure that the Group’s procedures and policies are complied with.
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
The nature of the risks that the Group’s financial instruments are subject to as at December 31, 2016 is set out in the following table:
Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and cash equivalents, short-term cash deposits and restricted cash	X		X	X
Short-term securities			X		X
Long-term securities			X		X
Derivative securities and financial liabilities	X	X	X		X
Receivables	X		X
Short-term bank borrowings		X	X
Account payables and accrued expenses		X	X
Debt		X	X	X
A sensitivity analysis for each type of market risk to which the Group is exposed on its financial instruments at the end of the reporting period is provided, showing how profit or loss and equity would have been affected by changes in the relevant risk variable that were reasonably possible at that date. These

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 29. Financial Instruments (continued)

ranges of parameters are estimated by management, which are based on the facts and circumstances available at the time estimates are made, and an assumption of stable socio-economic and geopolitical states. No unusual nor exceptional events, for example, natural disasters or human-made crises and calamities, are taken into consideration when the sensitivity analysis is prepared. Actual occurrence could differ from these assumptions and such differences could be material.
Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Group to credit risk consist of cash and cash equivalents, short-term cash deposits, restricted cash, derivative financial instruments and credit exposure (including outstanding receivables and committed transactions). The Group has deposited cash and cash equivalents, short-term cash deposits, restricted cash and entered into derivative financial instrument contracts with reputable financial institutions with high credit ratings and management believes the risk of loss from these counterparties to be remote.
Most of the Group’s credit exposure is with counterparties in the merchant banking segment and are subject to normal industry credit risk. The Group has receivables from various entities including, primarily, trade customers. Credit risk from trade receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements. The Group routinely monitors credit risk exposure, including sector, geographic and corporate concentrations of credit and set and regularly review counterparties’ credit limits based on rating agency credit ratings and/or internal assessments of the customers and industry analysis. The Group also uses factoring and credit insurances to manage credit risk. Management believes that these measures minimize the Group’s overall credit risk; however, there can be no assurance that these processes will protect the Group against all losses from non-performance.
The average contractual credit period for trade receivables is 60-65 days and up to 180 days for certain sales. With the use of factoring facilities, the average cash collection period is reduced to approximately 15 days. For the aging analysis of past-due receivables, see Note 7.
The maximum credit risk exposure as at December 31, 2016 is as follows:
Cash and cash equivalents, short-term cash deposits and restricted cash	$120,858
Derivative assets	1,240
Receivables	172,842
Amounts recognized in the consolidated statement of financial position	294,940
Guarantees (see Note 26)	28,793
Maximum credit risk exposure	$323,733

In the past five years, there was only one claim made against the guarantees issued by the Group. In February 2016, certain guarantees related to a customer filing for insolvency were called and the Group met its obligations under these amounts. Since these guarantees were no longer contingent, but instead were probable, they were recognized as provisions of  $40,677 as at December 31, 2015, which were paid during the year ended December 31, 2016. During the year ended December 31, 2016, the Group received proceeds of  $39,149 from risk mitigation assets related to these guarantees, of which $35,121 was credited to profit or loss through a recovery of credit loss and the remainder was credited to trade receivables. See Notes 7 and 17.
Please see sub-heading of  “Concentration risk” in this note on credit risk concentration.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 29. Financial Instruments (continued)

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group requires liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to operate its merchant banking business. The Group puts in place an actively managed production and capital expenditure budgeting process for major capital programs. The Group’s approach to managing liquidity is to ensure, as far as possible, that it always has sufficient liquidity to meet its liabilities when they fall due, under normal and stress conditions, without incurring unacceptable losses. The Group maintains an adequate level of liquidity, with a portion of its assets held in cash and cash equivalents. The Group also maintains adequate banking facilities, including factoring arrangements. It is the Group’s policy to invest cash in highly liquid, diversified money market funds or bank deposits for a period of less than three months. The Group may also invest in cash deposits with an original maturity date of more than three months so as to earn higher interest income.
Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. Approximately 85% of derivative financial liabilities are to be settled within one year. All short-term bank borrowings are renewable on a yearly basis. Please also refer to Note 16 for the Group’s debt maturity schedule. The schedule of future payments is based on the Group’s historical payment patterns and management’s interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the schedule or be for significantly different amounts from those indicated in the schedule.
Currency risk
Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Group operates internationally and is exposed to risks from changes in foreign currency exchange rates, particularly the Euro, Canadian dollar and U.S. dollar. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group’s exposure to foreign currency risk on material contracts (including intercompany loans) denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2016, in its continuing operations, the Group had foreign currency derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of $196,089 (2015: $162,051) and a net unrealized fair value loss of  $2,416 (2015: a net gain of  $2,492).
The Group does not have any material exposure to highly inflationary foreign currencies.
Sensitivity analysis:
At December 31, 2016, if the U.S. dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2016 would have been $582 higher. Conversely, if the U.S. dollar had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2016 would have been $582 lower. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument assets (net of liabilities) held by entities whose functional currencies were not the U.S. dollar. There would have been no material impact arising from financial instruments on other comprehensive income in either case.
At December 31, 2016, if the Euro had weakened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2016 would have been $3,543 lower. Conversely, if the Euro had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2016 would have been $4,307 higher. The reason for such change is mainly due to certain currency derivative contracts held by entities. There would have been no impact arising from financial instruments on other comprehensive income in either case.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 29. Financial Instruments (continued)

At December 31, 2016, if the Canadian dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2016 would have been $2,373 higher. Conversely, if the Canadian dollar had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2016 would have been $2,333 lower. The reason for such change is mainly due to certain Canadian dollar-denominated financial assets (net of liabilities) held by entities whose functional currencies were not the Canadian dollar. There would have been no impact arising from financial instruments on other comprehensive income in either case.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk, because of their short-term nature. The Group’s long-term debt is not exposed to significant interest rate cash flow risk as the interest rates have been fixed for approximately 90% of the Group’s long-term debt.
Sensitivity analysis:
At December 31, 2016, if benchmark interest rates (such as EURIBOR, LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, loss from continuing operations for the year ended December 31, 2016 would have been $759 lower, arising mainly as a result of lower net interest expense. Conversely, if benchmark interest rates at that date had been 100 basis points (1.00%) per annum higher with all other variables held constant, loss from continuing operations for the year ended December 31, 2016 would have been $759 higher, arising mainly as a result of higher net interest expense. There would have been no impact arising from financial instruments on the Group’s other comprehensive income.
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
Sensitivity analysis:
At December 31, 2016, if equity prices in general had weakened 10% with all other variables held constant, loss and other comprehensive loss from continuing operations for the year ended December 31, 2016 would have been $18 higher and $55 higher, respectively. Conversely, if equity prices in general had strengthened 10% with all other variables held constant, loss and other comprehensive loss from continuing operations for the year ended December 31, 2016 would have been $18 lower and $55 lower, respectively.
In addition, the Group buys and sells futures contracts on the London Metal Exchange and enters into financial derivative contracts (e.g. futures and swaps) with banks, customers and brokers. Management uses the financial derivative contracts to manage the price fluctuations for its own account or for customers. As at December 31, 2016, in its continuing operations, the Group had outstanding derivative financial instruments with an aggregate notional amount of  $37,324 (2015: $43,820), respectively, primarily to hedge against the long position in inventories and the usage of energy, which resulted in a net unrealized fair value loss of  $2,798 (2015: $1,002).
Sensitivity analysis:
At December 31, 2016, if the underlying prices in the financial instrument contracts in general had weakened 10% with all other variables held constant, loss from continuing operations for the year ended

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 29. Financial Instruments (continued)

December 31, 2016 would have been $1,092 higher. Conversely, if the underlying prices in the financial instrument contracts in general had strengthened 10% with all other variables held constant, loss from continuing operations for the year ended December 31, 2016 would have been $1,092 lower. There would have been no impact arising from financial instruments on other comprehensive income in either case.
The Group executes contracts with third parties for the sale and physical delivery of inventory so as to achieve a targeted price. Such contracts are not typically financial instruments and therefore are excluded from the fair value disclosures and sensitivity analyses.
Concentration risk
Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of total financial assets (or liabilities) in the Group’s consolidated statement of financial position.
The Group regularly maintains cash balances in financial institutions in excess of insured limits. The Group has deposited cash and cash equivalents, short-term cash deposits and restricted cash with reputable financial institutions with high credit ratings, and management believes the risk of loss to be remote. As at December 31, 2016, the Group had cash and cash equivalents aggregating $13,599 and an investment of $123 in a banking group in Austria. The Group also owed $140,552 in aggregate short-term banking borrowings and debt to the Austria banking group and had derivative contracts with an aggregate notional amount of  $229,379 with the Austria banking group. A customer filed for insolvency in 2016. As of December 31, 2016, the Group recognized trade receivables of  $100,008 (2015: $92,595) due from the customer and its affiliates, net of allowance for credit losses.
Offsetting a financial asset and financial liabilities
In December 2016, the Group and a financial institution reached a legally enforceable agreement whereby the Group would set off its cash account with the financial institution against its debt and payables owing to the same financial institution. The realization of the cash account and the settlement of liabilities were simultaneously completed on January 2, 2017. As a result, the financial assets were set off against the financial liabilities as at December 31, 2016 as follows:
Recognized asset and liabilities	Gross amount	Amount set off	Net amount*
Cash and cash equivalents	$201,866	$(81,190)	$120,676
Debt, current portion	114,228	(77,979)	36,249
Accounts payables and accrued expenses	48,325	(3,211)	45,114

*
Amounts presented in the consolidated statement of financial position.

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 29. Financial Instruments (continued)

Additional disclosure
In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss from continuing operations for the years ended December 31, 2016, 2015 and 2014 as follows:
	2016	2015	2014
Interest income on financial assets not at fair value through profit or loss	$605	$743	$1,269
Interest income on financial assets classified at fair value through profit or loss	2,451	3,494	3,273
Total interest income	$3,056	$4,237	$4,542
Interest expense on financial liabilities not at fair value through profit or loss	$7,747	$3,701	$4,565
Interest expense on financial liabilities classified at fair value through profit or loss	7,720	13,793	9,542
Total interest expense	$15,467	$17,494	$14,107
Dividend income on financial assets at fair value through profit or loss	$—	$—	$—
Dividend income on financial assets classified as available for sale, other	6	7	8
Net gain on financial assets at fair value through profit or loss	1,240	2,829	10,488
Note 30. Fair Value Disclosure for Non-financial Assets
The fair values of the Group’s financial instrument assets and liabilities which are measured at fair value on the consolidated statements of financial position are discussed in Note 29. The following tables present non-financial assets which are measured at fair value in the consolidated statements of financial position, classified by level of the fair value hierarchy:
Assets measured at fair value on a recurring basis as at December 31, 2016:
	Level 1	Level 2	Level 3
Inventories	$1,655	$13,529	$—
Investment property	—	35,663	—
Total	$1,655	$49,192	$—

Assets measured at fair value on a recurring basis as at December 31, 2015:
	Level 1	Level 2	Level 3
Inventories	$3,418	$116,905	$—
Investment property	—	37,873	—
Total	$3,418	$154,778	$—

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
The fair values of investment property are measured using an income approach which includes the following inputs: land value, realized basic rents, operating costs, discount rates and damages and defects

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 30. Fair Value Disclosure for Non-financial Assets (continued)

(level 2 fair value hierarchy). The valuation approach was consistent for both 2016 and 2015, except that the 2016 valuation was performed by an independent external valuator and the 2015 update was performed by internal management as management concluded there were no major changes in the input factors since 2014.
Note 31. MFC Bancorp and its Significant Subsidiaries
MFC Bancorp has its principal executive office at Suite 1860 - 400 Burrard Street, Vancouver, British Columbia, Canada.
A subsidiary is an entity that is controlled by MFC Bancorp. The following table shows the Company’s direct and indirect significant subsidiaries as at December 31, 2016. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.
Subsidiaries	Country of Incorporation	Proportion of Interest
MFC Commodities GmbH	Austria	100%
MFC Metal Trading GmbH	Austria	100%
Kasese Cobalt Company Limited	Uganda	75%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
M Financial Corp.	Barbados	100%
MFC Corporate Services AG	Switzerland	100%
MFC Power Limited Partnership	Canada	100%
MFC Energy Finance Inc.	Canada	100%
F.J. Elsner GmbH	Austria	100%
FESIL Sales GmbH	Germany	100%
MFC Merchant Bank Limited	Malta	100%
Sino Medical Technology Co. Ltd	Marshall Islands	100%
As at December 31, 2016, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group’s proportional voting interests in the subsidiaries are identical to its proportional beneficial interests, except for a non-wholly-owned subsidiary in Africa from which the Group derives a 100% beneficial interest resulting from holding a shareholder loan. As at December 31, 2016, none of the non-controlling interests are material to the Group. Also, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on MFC Bancorp’s ability to access or use the assets and settle the liabilities of the Group.
During the year ended December 2016, the Group disposed of its FESIL group of companies, except FESIL Sales GmbH, resulting in a gain of  $3,590. The Group also recognized a total loss of  $1,005 on the dispositions of Elsner group of companies (except F.J. Elsner Trading Gesellschaft mbH) and two minor subsidiaries. These gain and losses on the dispositions of the subsidiaries were included in the consolidated statement of operations.
During the year ended December 31, 2015, the Group sold a 95% economic interest in certain hydrocarbon assets and the related liabilities to a third party for nominal and contingent consideration and derecognized the former subsidiaries holding these assets and liabilities. As a result, the Group recognized a non-cash post-tax loss of  $11,987 upon the deconsolidation (see Note 5).

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 31. MFC Bancorp and its Significant Subsidiaries (continued)

During the year ended December 31, 2014, the Group disposed of a group of German entities and recognized an accounting gain of  $4,535 on the derecognition of these former subsidiaries in the consolidated statement of operations. The Group also disposed of three inactive wholly-owned subsidiaries for cash consideration, resulting in a net gain of  $353.
During the year ended December 31, 2014, the Group purchased the remaining 40% equity interest in Possehl. As a result, Possehl became a wholly-owned subsidiary of the Group since April 2014, the date the remaining 40% equity interests were acquired.
Note 32. Subsequent Event
Sale of Subsidiary
In 2017, in connection with its previously announced strategy to re-allocate capital and resources and exit certain products and geographies, the Group sold the shares of a non-core commodities trading subsidiary which focused on Latin America to a company controlled by the former President and Chief Executive Officer of MFC Bancorp. Under the transaction, the Group received consideration approximately equaling to the book value of the subsidiary, including 450,000 common shares of MFC Bancorp at US$1.84 a share and the release of any further obligations to issue shares in connection with a prior share purchase agreement between the parties.
Proposed Plan of Arrangement
On March 31, 2017, the Group announced a proposed plan of arrangement (the “Plan”) under British Columbia corporate law, pursuant to which, among other things, the Company would reduce its shareholders’ capital by an amount equal to its retained deficit, complete a consolidation followed by a split of its common shares and the Company’s existing common shares would be exchanged for the shares of a new parent company incorporated under the laws of the Cayman Islands, which would become the new publicly traded parent company of the Group. The Plan is expected to be completed in 2017 and is subject to, among other things, finalization and requisite court, shareholder and board approvals.
Note 33. Approval of Consolidated Financial Statements
These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 31, 2017.

ITEM 19: EXHIBITS
Exhibits Required by Form 20-F
Exhibit Number	Description
1.1	Amended and Restated Articles of MFC Bancorp Ltd. dated November 14, 2014. Incorporated by reference from our Form 6-K dated November 14, 2014.
1.2	Certificate of Change of Name dated February 16, 2016 of MFC Bancorp Ltd. Incorporated by reference from our Form 6-K dated February 16, 2016.
1.3	Advance Notice Policy adopted by board of directors of MFC Bancorp Ltd. on November 18, 2013. Incorporated by reference from our Form 6-K dated November 19, 2013.
4.1	Amendment to Mining Lease Agreement dated January 1, 1987 between MFC Bancorp Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.2	Memorandum of Agreement dated November 24, 1987 between MFC Bancorp Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.3	First Amendment to the Memorandum of Agreement between MFC Bancorp Ltd. and Wabush Iron Co. Limited, Stelco Inc. and Dofasco Inc. Incorporated by reference from our Form 10-K for the year ended December 31, 1989.
4.4	Amended 1997 Stock Option Plan. Incorporated by reference from our Form S-8 dated May 23, 2007.
4.5	2008 Equity Incentive Plan. Incorporated by reference from our Form F-4 dated October 7, 2010.
4.6	2014 Equity Incentive Plan. Incorporated by reference from our Form 6-K dated October 10, 2014.
8.1	List of significant subsidiaries of MFC Bancorp Ltd. as at December 31, 2016.
11.1*	Code of Business Conduct and Ethics and Insider Trading Policy.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent dated March 31, 2017 of PricewaterhouseCoopers LLP.

*
Incorporated by reference from our Form 20-Fs filed in prior years.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 31, 2017
MFC BANCORP LTD.
/s/ Michael J. Smith

Michael J. Smith
President and Chief Executive Officer