Form 20-F
period 2017-12-31
MFC BANCORP LTD.
filed 2018-04-10
CIK 16859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
Commission file number 001-04192
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
2-4 Merrion Row, Dublin 2, Ireland
(Address of executive office)
Michael J. Smith c/o MFC Financial Ltd. 2-4 Merrion Row Dublin 2, Ireland Telephone: +1 844 331 3343 Facsimile: + 353 1 676 6824	with a copy to: H.S. Sangra Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Facsimile: +1 604-669-8803
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
There were 12,534,801 Common Shares of US$0.001 par value each issued and outstanding as of December 31, 2017.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES   ☐ NO
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of  “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☐      International Financial Reporting Standards as issued by the International Accounting Standards Board ☒Other ☐
If  “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ YES ☒ NO

DEAR FELLOW SHAREHOLDERS:
In 2017, we restructured our operations to focus on our merchant banking business. As a result, we disposed of certain subsidiaries which contributed to an overall reduction of  $101.7 million of trade receivables and $166.4 million in borrowings and debt. We believe that this reorganization better positions us to pursue our core business going forward and eliminate the discount in our share price to net book value per share of US$17.66 as at December 31, 2017.
Our financial results include a number of expenses and losses related to this restructuring, as well as costs to reduce our exposure to our insolvent former customer from approximately $225 million at December 31, 2015 to $21.4 million at December 31, 2017. These restructuring expenses included credit losses, losses from the disposition of subsidiaries, and finance costs which were mainly related to debt which was repaid or eliminated.
After giving effect to these restructuring costs and losses of approximately $37.0 million, we had a net loss of  $47.9 million and Operating EBITDA* loss of  $32.2 million in 2017.
2017
OPERATING EBITDA (In C$ ‘000s)
Net loss(1)	$(47,065)
Reversal of impairment losses on resource properties	(8,945)
Income tax expense	8,658
Finance costs	8,415
Amortization, depreciation and depletion	6,732
Operating EBITDA (loss)	$(32,205)
Credit losses	$23,923
Losses from dispositions of subsidiaries	10,219
Share based compensation	2,876
$37,018

Note:
(1)
Includes net income attributable to non-controlling interests.

As a result, we ended 2017 with $277.8 million of shareholders’ equity, or $22.16 per share (US$17.66 per share), which was mainly comprised of tangible assets.

*
Operating EBITDA is defined as earnings from before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.

Letter to Shareholders
(i)

Financial Highlights
The following table highlights selected figures on our financial position as at December 31, 2017:
FINANCIAL POSITION (In C$ ‘000s, except ratios, per share amounts or as otherwise indicated)	December 31, 2017
Cash and cash equivalents	$74,870
Short-term securities	5,127
Trade receivables	34,259
Tax receivables	747
Other receivables	21,690
Inventories	9,826
Total current assets	149,281
Total current liabilities	92,769
Working capital	56,512
Current ratio(1)	1.61
Acid-test ratio(2)	1.48
Total assets.	396,947
Short-term bank borrowings	2,074
Long-term debt including current portion	43,733
Debt-to-equity(3)	0.16
Total liabilities	116,998
Shareholders’ equity	277,780
Net book value per share	22.16
Net book value per share (US$)(4)	17.66

Notes:
(1)
The current ratio is calculated as current assets divided by current liabilities.

(2)
The acid-test ratio is calculated as cash plus account receivables plus short-term securities, divided by current liabilities.

(3)
The long-term debt-to-equity ratio is calculated as long-term debt, including current portion, divided by shareholders’ equity.

(4)
Calculated using the applicable exchange rate on December 31, 2017.

Our balance sheet reflects trade receivables of  $21.4 million due from our former customer that filed for insolvency in 2016, a decline of almost $80 million in this concentration during the year. These remaining trade receivables from this former customer have risk mitigation instruments associated with them, and we are now litigating with the provider of this security to enforce our claims. As with any legal process, there is uncertainty as to the timing and amounts of proceeds, but we continue to diligently exercise our rights in connection with such receivables in order to maximize recoveries.
As at December 31, 2017: (In ‘000s, except per share amounts)	Shareholders’ Equity	Equity per Share	Equity per Share
	C$	C$	US$(2)
Adjusted working capital(1)	35,137	2.80	2.23
Trade receivables – former insolvent customer	21,375	1.71	1.36
Property, plant and equipment	83,954	6.70	5.34
Resource properties, net(3)	78,852	6.29	5.01
Real estate and investment properties	51,463	4.10	3.27
Other long-term assets	19,698	1.57	1.25
Other long-term liabilities(4)	(12,699)	(1.01)	(0.80)
Total	277,780	22.16	17.66

Notes:
(1)
Defined as current assets less current liabilities, excluding trade receivables related to former insolvent customer.

(2)
Calculated using applicable exchange rate on December 31, 2017.

(3)
Net of decommissioning obligations.

(4)
Including non-controlling interests.

Simply put, we made a serious mistake with the concentration and relationship to that insolvent former customer, but we have implemented the necessary changes, learned from the experience, and significantly reduced this exposure.
Letter to Shareholders
(ii)

Looking back, in March 2016, just months after we had made the decision to exit certain commodity product lines and geographies, we had $405.3 million of trade receivables and inventories, and $452.7 million of debt and borrowings.
After almost two years of liquidating, disposing of, rationalizing assets and underperforming subsidiaries and streamlining our operations, since March 31, 2016, we have reduced our trade receivables and inventories by approximately 90% to $34.3 million and $9.8 million, respectively. Our debt and borrowings have declined by approximately 90% to approximately $45.8 million.
We are now back at a net cash position for the first time in more than five years, and our balance sheet has been significantly cleaned up.
In addition, we have made further progress towards our long-term goals, including:
•
lowered our structural cost profile and reduced our headcount to 230 employees worldwide, down from 450 in 2016 and 650 in 2015;

•
relocated our commercial operations to Dublin, Ireland. Ireland is a progressive financial center with many attractive attributes, and Dublin will be MFC Bancorp’s footprint to our European business going forward;

•
continued the process of permitting, site evaluations and logistics for our development healthcare business in China. Due to the substantially higher associated costs and capital expenditures required, we have elected to let our eye care lease expire, so our business in China is now exclusively focused on healthcare, merchant banking and related markets; and

•
expanded our merchant banking activities in Europe by hiring qualified senior individuals in the finance and banking sector.

Financial Results for the Year 2017
Revenues for 2017 decreased to $274.0 million and costs of sales and services decreased to $263.6 million, primarily as a result of our decision to exit certain product lines and geographies.
We recognized credit losses on loans and receivables (net of recoveries) of  $23.9 million, which included $8.6 million relating to receivables due from a hydrocarbon subsidiary that was deconsolidated in 2015. In addition, we recognized a loss on the disposition of subsidiaries of  $10.2 million in 2017.
Selling, general and administrative expenses decreased to $45.5 million, primarily as a result of the sale of non-core subsidiaries, the closure of certain offices and structural cost reductions.
Finance costs decreased to $8.4 million, primarily as a result of a decrease in bank indebtedness.
Letter to Shareholders
(iii)

We recognized a net non-cash reversal of  $8.9 million in connection with prior impairments on our remaining hydrocarbon properties.
Income tax expenses (other than resource revenue taxes) were $6.9 million. Our income tax paid in cash, excluding resource revenue taxes, was $1.7 million. We also recognized resource revenue taxes of $1.8 million.
Overall, we recognized an income tax expense of  $8.7 million (income tax expense of  $6.9 million and resource property revenue taxes of  $1.8 million).
Our net loss attributable to shareholders was $47.9 million, or $3.81 per share on a basic and diluted basis.
At year end, cash and cash equivalents were $74.9 million. Trade receivables and other receivables were $34.3 million and $21.7 million, respectively. Trade receivables included a decrease of  $78.6 million of receivables due from our insolvent former customer during the year. Tax receivables, consisting primarily of refundable value-added taxes, were $0.7 million.
Inventories decreased to $9.8 million, primarily as a result of the decision to reduce inventories and exit certain product lines and geographies. $1.5 million of our inventories were contracted at fixed prices or hedged.
Our short-term securities increased to $5.1 million. The increase was primarily as a result of government-issued securities held by our Bank at the date of acquisition.
Deposits, prepaid and other assets were $2.4 million. The decrease was primarily a result of recoveries relating to prepayments for inventories from risk mitigation securities. We had short-term financial assets relating to hedging derivatives of  $0.2 million as at December 31, 2017, compared to $1.2 million as at December 31, 2016.
Account payables and accrued expenses were $44.8 million and deferred income tax liabilities were $10.3 million.
Our short-term bank borrowings were $2.1 million and long-term debt, all of which was current, was $43.7 million at year end. We had decommissioning obligations of  $13.7 million relating to our hydrocarbon properties.
Focus
MFC now operates as an international merchant bank providing financial services and committing proprietary capital to promising enterprises and investing to capture opportunities for our own account. We seek businesses or assets with intrinsic values not properly reflected in pricing. Our activities are not passive, as we seek projects where our financial expertise and management can add or unlock value. We are concentrating on three main priorities:
•
Merchant banking focus: Our core expertise is in merchant banking for the financial services, natural resources, healthcare, and basic manufacturing industries. We also have experience in international distressed and high growth situations, both private and public, that fall outside of traditional industry categories.

•
Global reach: Through our subsidiaries in Europe, Asia and the Americas, MFC can provide financial services to companies worldwide with a special concentration on Western Europe and China.

•
Commitment to creating shareholder value: We are committed to creating shareholder value. A major component of this will be to create market awareness and improve liquidity for our shareholders, strengthen our financial discipline and focus in arears where we have specialized knowledge. One of our primary goals is to eliminate the discount in our share price to our net book value per share of US$17.66.

Letter to Shareholders
(iv)

Stakeholder Communications
Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:
•
Stakeholders are encouraged to read this entire Annual Report on Form 20-F and our audited financial statements for the year ended December 31, 2017 included herein for a greater understanding of our business and operations.

•
All stakeholders who have questions regarding the information in this annual report may call our North American toll free line: 1 (844) 331 3343 (International callers: +1 (604) 662 8873) to book a conference call with our senior management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

Respectfully Submitted,
Michael J. Smith
Chairman
Letter to Shareholders
(iv)

Form 20-F
(i)

(ii)

INTRODUCTORY MATTERS
On July 14, 2017, MFC Bancorp Ltd., a corporation under the laws of British Columbia, referred to as “Old MFC”, and MFC Bancorp Ltd., a corporation under the laws of the Cayman Islands, referred to as “New MFC”, completed a plan of arrangement, referred to as the “Arrangement”, under the Business Corporations Act (British Columbia) that resulted in the holders of common shares of Old MFC, referred to as the “Old MFC Shares”, becoming holders of common shares of US$0.001 par value each of New MFC, referred to as the “Common Shares”, and New MFC acquiring all of the Old MFC Shares. Unless otherwise indicated, references herein to numbers of our Common Shares or per Common Share amounts, including for prior periods, have been restated, where necessary, to reflect the Share Consolidation/Split (as defined herein) under the Arrangement. Please see “Item 4: Information on the Company – B. Business Overview” for further information.
Prior to July 14, 2017, unless the context otherwise indicates, references herein to “we”, “us”, “our”, the “Company” or “MFC Bancorp” are to Old MFC and its subsidiaries and, on and subsequent to July 14, 2017, unless the context otherwise indicates, such references are to New MFC and its consolidated subsidiaries.
All references in this document to “$” and “dollars” are to Canadian dollars, all references to “US$” are to United States dollars and all references to “Euro” or “€” are to the European Union Euro, unless otherwise indicated.
PART I
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, collectively referred to as “forward-looking statements”. Forward-looking statements are typically identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also, discussions of strategy that involve risks and uncertainties share this “forward-looking” character.
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

The following table sets forth the exchange rates for the translation of United States dollars and Euros to Canadian dollars in effect at the end of each of the five most recent financial years, the average exchange rates during these periods and the range of high and low exchange rates for these periods. The exchange rates are based on the noon rate of exchange for dates through April 28, 2017, and based on the average daily rate of exchange for dates after April 28, 2017, as reported by the Bank of Canada.
	Years Ended December 31,
	2017	2016	2015	2014	2013
	($/US$)
End of period	1.2545	1.3427	1.3840	1.1601	1.0636
High for period	1.2128	1.2544	1.1728	1.0614	0.9839
Low for period	1.3743	1.4589	1.3990	1.1643	1.0697
Average for period	1.2986	1.3248	1.2787	1.1045	1.0299
	($/€)
End of period	1.5052	1.4169	1.5029	1.4038	1.4655
High for period	1.3848	1.3875	1.3111	1.3927	1.2859
Low for period	1.5330	1.5928	1.5298	1.5549	1.4724
Average for period	1.4650	1.4660	1.4182	1.4671	1.3681
The following table sets forth the range of high and low exchange rates for the translation of United States dollars and Euros to Canadian dollars for each of the previous six months. The exchange rates are based on the average daily rate of exchange, as reported by the Bank of Canada.
Month	High	Low
	($/US$)
March 2018	1.2380	1.3088
February 2018	1.2288	1.2809
January 2018	1.2293	1.2535
December 2017	1.2545	1.2886
November 2017	1.2683	1.2888
October 2017	1.2472	1.2893
	($/€)
March 2018	1.5683	1.6124
February 2018	1.5331	1.5664
January 2018	1.4853	1.5363
December 2017	1.4991	1.5246
November 2017	1.4757	1.5330
October 2017	1.4678	1.5073
On April 6, 2018, the average daily rate of exchange for the translation of United States dollars and Euros to Canadian dollars were US$1.00 = $1.2764 and €1.00 = $1.5662, respectively.
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

NON-IFRS FINANCIAL MEASURES
This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measures “Operating EBITDA” and “Operating EBITDA from continuing operations”.
Operating EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment and Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses Operating EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in Operating EBITDA eliminates the non-cash impact.
Operating EBITDA is used by investors and analysts for the purpose of valuing an issuer. The intent of Operating EBITDA is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate Operating EBITDA differently. For a reconciliation of net income from continuing operations to Operating EBITDA, please see “Item 5: Operating and Financial Review and Prospects – Results of Operations”.
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3: KEY INFORMATION
A. Selected Financial Data
The following table summarizes selected consolidated financial data prepared in accordance with IFRS for the five fiscal years ended December 31, 2017. Effective December 31, 2015, we changed our reporting currency to the Canadian dollar. Our consolidated financial statements as at and for each of the years ended December 31, 2014 and 2013 were reported using the United States dollar. With the change in reporting currency, comparative financial information for years prior to 2015 has been recast from United States dollars to Canadian dollars to reflect our consolidated financial statements as if they had been historically reported in Canadian dollars, consistent with IAS 21, The Effects of Changes in Foreign Exchange Rates, referred to as “IAS 21”. The information in the table was extracted from our consolidated financial statements and related notes included elsewhere in this or previously filed annual reports on Form 20-F, and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5: Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian dollars in accordance with IFRS)
(In thousands, other than per share amounts)
	2017	2016	2015	2014	2013
Gross revenues	$274,035	$1,131,657	$1,629,100	$1,405,330	$719,156
(Loss) earnings from continuing operations(1)	(47,855)(2)	(25,361)(3)	(246,228)(4)	17,840(5)	22,782
Net (loss) income from continuing operations per share
Basic	(3.81)	(2.01)	(19.50)	1.40	1.82
Diluted	(3.81)	(2.01)	(19.50)	1.40	1.82
Net loss from discontinued operations(1)	—	—	(241,402)(6)	(18,522)(7)	(13,050)(8)
Loss per share from discontinued operations:
Basic	—	—	(19.12)	(1.45)	(1.04)
Diluted	—	—	(19.12)	(1.45)	(1.04)
Net (loss) income(1)	(47,855)(2)	(25,361)(3)	(487,630)(4)(6)	(682)(5)(7)	9,732(8)
Net (loss) income per share:
Basic	(3.81)	(2.01)	(38.61)	(0.05)	0.78
Diluted	(3.81)	(2.01)	(38.61)	(0.05)	0.78
Total assets	396,947	650,338	977,351	1,692,219	1,402,460
Net assets	279,949	329,430	369,200	778,933	744,245
Long-term debt, less current portion	—	80,564	174,333	297,157	201,947
Shareholders’ equity	277,780	327,520	367,192	777,717	744,063
Capital stock, net of treasury stock	309,505	358,831	358,831	358,570	357,322
Weighted average number of common stock outstanding, diluted	12,544	12,628	12,628	12,591	12,551
Cash dividends paid to shareholders	—	—	4,388	12,486	15,353

Notes:
(1)
Attributable to our shareholders.

(2)
Includes a net non-cash reversal of  $8.9 million in connection with prior impairments of our remaining hydrocarbon properties, credit losses (net of recoveries) of  $23.9 million and losses of  $10.2 million on the disposition of subsidiaries.

(3)
Includes a net non-cash reversal of  $8.6 million in connection with prior impairments on our remaining hydrocarbon properties, credit losses (net of recoveries) of  $17.0 million and a gain of  $2.6 million on the disposition of subsidiaries.

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

(8)
Includes a non-cash impairment loss on our properties of  $6.5 million, before an income tax recovery of  $1.7 million.

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
A weakening of global economic conditions would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the merchant banking industry. In particular, we may face, among others, the following risks related to any future economic downturn: increased regulation of our banking operations; compliance with such regulation may increase the costs of our banking operations, may affect the pricing of our products and services and limit our ability to pursue business opportunities; reduced demand for our products and services; inability of our customers to comply fully or in a timely manner with their existing obligations; and the degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which, in turn, impact the reliability of the process and the sufficiency of our credit loss allowances.
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
The majority of our revenue from our merchant banking business is currently derived from the sale of products, which include metals, hydrocarbons and other materials. As a result, our earnings are directly related to the prices of these underlying products. There are many factors influencing the price of these products, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.
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
During the year ended December 31, 2017, none of our customers accounted for more than 10% of our revenues. However, the loss of key customers, due to competitive conditions or otherwise, may adversely affect our results of operations.
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
We intend to continue to grow our business both through internal expansion and through strategic investments, acquisitions or joint ventures. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.
The costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other related costs, such as accounting, legal and advisory fees) could significantly impact our operating results.
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
The operations of our bank subsidiary are subject to regulation, which could adversely affect our business and operations.
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
Further, the operations of our Bank may involve transactions with counterparties in the financial services industry, including commercial banks, investment banks and other institutional clients. Defaults by, and even rumors or questions about the solvency of certain financial institutions and the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. We may enter into transactions that could expose us to significant credit risk in the event of default by one of our significant counterparties. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.
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
There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.
There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which would result in dilution to our shareholders.
Limitations on our access to capital could impair our liquidity and our ability to conduct our business.
Liquidity, or ready access to funds, is essential to companies engaged in our business. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our merchant banking business and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

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
We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to inform them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and, accordingly, that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our trade finance and proprietary investing activities.
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
We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited, and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material adverse impact on our profitability, results of operations and financial condition.
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
The operation of the iron ore mine underlying our royalty interest was closed in 2014. A new operator acquired the former operator’s interests in the second quarter of 2017. The operator generally has the power to determine the manner in which the property is operated. The interests of the operator and our interests may not always be aligned. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization and reserves.
To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Should any decision with respect to such action be determined adversely to us, such decision may have a material adverse effect on our profitability, results of operations and financial condition.
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
In addition, certain of our undeveloped reserves are, or may in the future be, subject to third-party operating agreements, including farm-out and participation agreements. As a result, development activities conducted by such third-parties may not be entirely within our control.
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
We exercise significant judgment in calculating our provision for income taxes and other tax liabilities. Although we believe our tax estimates are reasonable, many factors may affect their accuracy. Applicable tax authorities may disagree with our tax treatment of certain material items potentially causing an increase in tax liabilities. Due to the size, complexity and nature of our operations, various tax matters and litigation are outstanding from time to time, including relating to our former affiliates. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect on our financial condition or results of operations. However, due to the inherent uncertainty, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations.
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
Our constating documents authorize the issuance of our Common Shares and preference shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company. Please see “Item 10: Additional Information – B. Memorandum and Articles of Association” for further information.
Certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our Common Shares.
Certain provisions of our charter documents may discourage, delay or prevent third parties from effecting a change of control or changes in our management in a tender offer or otherwise engaging in a merger or similar type of transaction with us. If a change of control or change of management is delayed or prevented, the market price of our Common Shares could decline.
Investors may face difficulties in protecting their interests, and their ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2016 Revision), referred to as the “Cayman Act” and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.
There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands company with substantially all of our assets located outside of the United States. In addition, a majority of our directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.
ITEM 4: INFORMATION ON THE COMPANY
A. History and Development of the Company
Corporate Information
We are a corporation organized under the Cayman Act. We were incorporated on June 5, 2017 as “MFC 2017 Ltd.” and changed our name to “MFC Bancorp Ltd.” on July 5, 2017.
On July 14, 2017, Old MFC, our former parent company, completed the Arrangement, which resulted in the holders of Old MFC Shares becoming the holders of our Common Shares. Please see “B. Business Overview – Recent Developments” for further information.
Our executive office is located at 2-4 Merrion Row, Dublin, Ireland, c/o MFC Financial Ltd., and its telephone number is +1 844 331 3343. Our registered office is located at 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands.
General
We are an international merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical equipment and services.
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
Recent Developments
Plan of Arrangement
On July 14, 2017, Old MFC, the former parent of our group of companies, completed the Arrangement under the Business Corporations Act (British Columbia), pursuant to which, among other things, the following transactions were completed:
•
Share Consolidation/Split. The Old MFC Shares were consolidated on a 100 for 1 basis, with any resulting fractional shares being eliminated and the registered holders of the same being paid therefor in cash based upon the weighted average price of the Old MFC Shares over the ten trading days immediately prior to the effective date of the Arrangement and, thereafter, such Old MFC Shares were split on a 1 for 20 basis, referred to as the “Share Consolidation/Split”;

•
Share Capital. Old MFC’s stated shareholders’ capital was reduced by an amount equal to its retained deficit; and

•
Share Exchange. Each Old MFC Share outstanding after the completion of the Share Consolidation/Split was exchanged for one of our Common Shares and US$0.0001 in cash.

Our Common Shares commenced trading on the New York Stock Exchange on July 14, 2017 under the symbol “MFCB”.
Reallocation of Resources to More Profitable Operations
In 2017, we continued to advance our plan, which commenced in 2016, to exit product lines and geographies with unsatisfactory margins in order to reallocate capital to higher return operations, including our merchant banking business. To this end, in 2017, we, among other things:
•
rationalized our inventories, reducing them by 69% from $32.0 million at December 31, 2016 to $9.8 million at December 31, 2017;

•
reduced our trade receivables by more than $100 million, to $34.2 million from $136.0 million at December 31, 2016;

•
deleveraged through reducing our short-term bank borrowings by 98% from $95.4 million at December 31, 2016 to $2.1 million at December 31, 2017;

•
reduced our total debt by 63% from $116.8 million at December 31, 2016 to $43.7 million at December 31, 2017;

•
completed the sale and deconsolidation of non-core subsidiaries; and

•
allocated resources for the expansion of our merchant banking business.

As part of our plan, in the fourth quarter of 2017, we completed a restructuring, which included the disposition of certain subsidiaries, as a result of which we recognized a loss of  $10.2 million and primarily as a result of which overall in the fourth quarter of 2017, we reduced our trade receivables, short term borrowings and debt by approximately $94 million, $67 million and $31 million, respectively.
In 2017, the sale of a non-core subsidiary in Latin America resulted in the deconsolidation of assets of $45.7 million and liabilities of  $29.9 million, which were previously classified as assets held for sale.
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
Merchant Banking
We are an international merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical equipment and services.
Our merchant banking segment includes our marketing activities, captive supply assets, financial services, proprietary investing activities, hydrocarbon interests and iron ore interest. Under our business model, such activities are generally interlinked. For example, we may market products sourced from captive supply assets, which include interests acquired through our proprietary investing or we would provide financial services to the end customers of our marketing activities. Our marketing activities, including the sale of products from our captive supply assets, represented the majority of our revenues in 2017.
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
In the first quarter of 2016, we completed the acquisition of the Bank, which is licensed in Europe. Through ownership of an “in-house” bank, we will be able to supplement our core business with regulated banking services. The Bank does not engage in general retail or commercial banking, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. These products include: bank guarantees, letters of credit, factoring, other financing transactions, advisory services and merchant banking products and services.
In 2016, we commenced our plan to focus on our core merchant banking activities and have exited various products and geographies, including disposing of a Latin America-focused commodities trading business, our interest in a ferrosilicon production facility, our interest in quartz quarries, our interest in an iron ore property in the United States, the significant portion of our hydrocarbon properties and our steel and ferroalloys trading businesses in Europe and the United States.
As part of our merchant banking business, we historically acquired and sold commodity products, sourcing products from various suppliers globally or selling products sourced through our captive supply assets. In connection with such transactions, we also provided finance, transport, warehousing and delivery for customers. In 2017, the customers for these activities included steel mills, foundries, refractory customers and users of finished steel and aluminum goods. In 2017, these activities mainly included the following products: steel, ferroalloys, minerals, chemicals and metals (such as zinc and aluminum).
We hold various production assets, including: (a) a zinc alloy processing facility, located in Slovakia, whose customers include steel companies and other related industry suppliers in Europe; (b) a natural gas power plant located in Alberta, Canada and a hydro-electric power plant located in Africa; (c) a non-ferrous rolling mill in Germany whose customers include companies in automotive, engineering and other industries; and (d) natural gas production and processing in Alberta, Canada.
We also derive revenues from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. Revenues from this interest, excluding the collection of the underpayment of royalties in prior years, represented approximately 1% of the Company’s revenues in 2017.
In late 2014, the mine operator announced the closure of the mine and, in 2015, commenced proceedings under the Companies’ Creditors Arrangement Act, referred to as the “CCAA”. A new operator took over the mine in the third quarter of 2017 after acquiring the underlying assets through the CCAA process. In the third quarter of 2017, we entered into a settlement agreement with the new operator in respect of an underpayment of royalties under the lease by the past operator, whereby we received $5.6 million in settlement of such claims. Pursuant to such agreement, we also amended and restated the sub-lease underlying our interest. As a result, our royalty interest is now a 7.0% net revenues royalty interest on iron ore produced from the mine and 4.2% net revenues royalty interest on iron ore produced from tailings and other disposed materials. The new operator has not re-commenced mining operations. Under the terms of the sub-lease, we are entitled to minimum royalty payments of  $3.25 million per year. With respect to minimum payments, before tax, amounting to approximately $5.7 million for prior periods, the CCAA Court ruled in the first quarter of 2018 that such amount was not payable to us and, as a result, we recognized an impairment of  $1.4 million on such receivable in 2017. We are in the process of appealing such ruling. However, there can be no assurance that such appeal will be successful.
Our main business office is located in Dublin, Ireland, through a subsidiary. We also maintain offices in Malta, China, Canada, Germany and Uganda. In addition, we establish relationships with marketing agents located worldwide. Our marketing and other business activities in this segment are supported by a network of agents and relationships.

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
Our merchant banking business is small compared to our competitors in the sector. Many of our competitors have far greater financial resources, a broader range of products and sources of supply, larger customer bases, greater name recognition and marketing resources, a larger number of senior professionals to serve their clients’ needs, greater global reach and more established relationships with clients than we do. These competitors may be better able to respond to changes in business conditions, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share generally.
We believe that our experience and operating structure permit us to respond more rapidly to our clients’ needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist our clients. This often permits us to develop multiple revenue sources from the same client. For example, we may commit our own capital to make a proprietary investment in its business or capital structure.
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
Our gas and oil operations are subject to various Canadian governmental regulations including those imposed by the Alberta Energy Regulator and Alberta Utilities Commission. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds and pooling of properties and taxation. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with such operations are also subject to regulation under federal, provincial and local laws and regulations. We are subject to decommissioning obligations in connection with our ownership interests in hydrocarbon assets, including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on our net ownership interest in wells and facilities, estimated costs to reclaim and abandon same and the estimated timing of the costs to be incurred in future years. We have estimated the net present value of total decommissioning obligations to be $13.7 million as at December 31, 2017.

C. Organizational Structure
The following table describes our material subsidiaries as at December 31, 2017, their respective jurisdictions of organization and our interest in respect of each subsidiary. The table excludes subsidiaries that only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets do not materially impact our consolidated results and net assets.
Subsidiaries	Country of Incorporation	Proportion of Voting Interest(1)(2)
Kasese Cobalt Company Limited	Uganda	75%
MFC (A) Ltd	Marshall Islands	99.72%
MFC (D) Ltd	Marshall Islands	99.72%
M Financial Corp.	Barbados	100%
Merchants Financial Corp.	Marshall Islands	99.96%
MFC Merchant Bank Limited	Malta	100%
Sino Medical Technology Co. Ltd.	Marshall Islands	99.54%

Notes:
(1)
Our proportional voting interests are identical to our proportional beneficial interests, except for: (a) a non-wholly owned subsidiary in Africa from which we derive a 100% beneficial interest resulting from our shareholder loan; and (b) MFC (A) Ltd. and MFC (B) Ltd., in each of which we hold a 99.68% proportional beneficial interest.

(2)
In 2017, Merchants Financial Corp. and Sino Medical Technology Co. Ltd. granted rights to employee incentive corporations to acquire up to 10% of their share capital on a diluted basis at a price to be no less or more than the then existing net tangible asset value. The rights expire in 2027 and, as at December 31, 2017 such rights had been exercised in respect of 0.04% and 0.46% of the ownership, respectively.

Please see Note 31 to our audited consolidated financial statements for the year ended December 31, 2017 for further information.
D. Property, Plants and Equipment
Our executive office is located at 2-4 Merrion Row, Dublin, Ireland, c/o MFC Financial Ltd.
We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2018. Should we require additional space at that time or prior thereto, we believe that such space can be secured on commercially reasonable terms.
We also hold an interest under a mining sub-lease related to an iron ore mine located in Newfoundland and Labrador, Canada, which commenced in 1956 and expires in 2055. Please see “B. Business Overview” for further information.
As at December 31, 2017, we had hydrocarbon interests located in west central Alberta, Canada comprised of approximately 61 producing and 96 non-producing natural gas wells and approximately 3 producing and 18 non-producing oil wells and an average 76.2% working interest in approximately 86,500 gross acres of land. We also own a 16.5 megawatt natural gas power plant in Alberta, Canada, which is currently idled and a 9.9 megawatt hydroelectric power plant in Uganda.
ITEM 4A: UNRESOLVED STAFF COMMENTS
None

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2017 and 2016 should be read in conjunction with our audited consolidated financial statements and related notes.
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
As at December 31, 2017, the Canadian dollar had weakened by 5.9% against the Euro from the end of 2016. We recognized a net $4.3 million currency translation adjustment loss under other comprehensive income within equity in 2017, compared to $14.6 million in 2016.

Results of Operations
The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2017, 2016 and 2015:
	Years Ended December 31,
	2017	2016	2015
	(In thousands, except per share amounts)
Gross revenues	$274,035	$1,131,657	$1,629,100
Costs and expenses	312,442	1,148,363	1,919,895
Costs of sales and services	263,586	1,061,052	1,573,868
Selling, general and administrative expenses	45,472	79,164	86,648
Finance costs	8,415	24,102	22,329
Share-based compensation – selling, general and administrative	2,876	—	—
Impairment of available-for-sale securities	—	91	245
(Reversal) recognition of impairment losses on resource properties	(8,945)	(8,566)	235,875
Loss from continuing operations(1)	(47,855)(2)	(25,361)(3)	(246,228)(4)
Net loss from discontinued operations(1)	—	—	(241,402)(5)
Net loss(1)	(47,855)(2)	(25,361)(3)	(487,630)(4)(5)
Loss per share:
Basic	(3.81)	(2.01)	(38.61)
Diluted	(3.81)	(2.01)	(38.61)

Notes:
(1)
Attributable to our shareholders.

(2)
Includes a net non-cash reversal of  $8.9 million in connection with prior impairments of our remaining hydrocarbon properties, credit losses (net of recoveries) of  $23.9 million and losses of  $10.2 million on the disposition of subsidiaries.

(3)
Includes a net non-cash reversal of  $8.6 million in connection with prior impairments on our remaining hydrocarbon properties, credit losses (net of recoveries) of  $17.0 million and a gain of  $2.6 million on the disposition of subsidiaries.

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

The following table provides a breakdown of our total revenues from continuing operations for each of the years ended December 31, 2017, 2016 and 2015:
	Years Ended December 31,
	2017	2016	2015
	(In thousands)
Merchant banking products and services	$249,581	$1,078,745	$1,580,935
Interest	973	3,056	4,237
Dividends	—	6	7
Other	23,481	49,850	43,921
Total revenues	$274,035	$1,131,657	$1,629,100

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016
The following is a breakdown of our gross revenues by segment for each of the years indicated:
	Years Ended December 31,
	2017	2016
	(In thousands)
Gross Revenues:
Merchant banking	$256,412	$1,095,896
All other	17,623	35,761
	$274,035	$1,131,657

The following charts illustrate our revenues by geographic distribution in the fiscal years ended December 31, 2017 and 2016:
December 31, 2017	December 31, 2016

The following is a breakdown of our revenues by product and service for each of the years ended December 31, 2017 and 2016:
	Years Ended December 31,
	2017	2016
	(In thousands)
Metals	$143,572	$223,244
Plastics	98	25,277
Wood products	—	13,385
Steel products	23,898	298,772
Minerals, chemicals and alloys	57,768	483,806
Natural gas	8,931	18,094
Royalties	8,868	4,875
Power/electricity	4,215	5,882
Total sales by products	247,350	1,073,335
Fees	2,231	5,410
Revenues from products and services	$249,581	$1,078,745

Our metals, plastics, wood products, steel products, minerals, chemicals and alloys revenues decreased from 2016 as a result of our decision to exit certain product lines and geographies. In 2017, our royalties revenues increased primarily as a result of the recognition of  $5.6 million for the underpayment of resource property royalties as a result of our settlement with the current operator of such interest. Our natural gas revenues decreased primarily due to the pricing environment and the shut-in of certain wells during the year.
Based upon the average exchange rates for 2017, the Canadian dollar strengthened by approximately 0.1% in value against the Euro compared to the average exchange rates for 2016.
Revenues for 2017 decreased to $274.0 million from $1,131.7 million in 2016, primarily as a result of our decision to exit certain product lines and geographies.
Revenues for our merchant banking business for 2017 decreased to $256.4 million from $1,095.9 million in 2016, primarily as a result of our decision to exit certain product lines.
Revenues for our all other segment were $17.6 million in 2017, compared to $35.8 million in 2016. The decrease was primarily as a result of the expiry of our eye care lease due to the substantially higher associated costs and capital expenditures required.
Costs of sales and services decreased to $263.6 million during 2017 from $1,061.1 million in 2016, primarily as a result of our decision to exit certain product lines and geographies.

The following is a breakdown of our costs of sales and services for each of the years indicated:
	Years Ended December 31,
	2017	2016
	(In thousands)
Merchant banking products and services	$223,049	$1,027,627
Credit losses on loans and receivables and guarantees, net of recoveries	23,923	17,023
Market value (increase) decrease on commodity inventories	(400)	4,273
(Gain) loss on derivative contracts, net	(1,934)	521
Loss on securities, net	619	116
Dispositions of subsidiaries	10,219	(2,585)
Write-off of payables	(3,779)	—
Other	11,889	14,077
Total costs of sales and services	$263,586	$1,061,052

In 2017, we recognized credit losses on loans and receivables (net of recoveries) of  $23.9 million, which included $8.6 million relating to receivables due from a hydrocarbon subsidiary that was deconsolidated in 2015, compared to $17.0 million in 2016.
We recognized a loss on the disposition of subsidiaries of  $10.2 million in 2017, which consisted of the difference between the book value of such assets and the consideration received, compared to a gain of $2.6 million in 2016 on the disposition of subsidiaries.
Selling, general and administrative expenses decreased to $45.5 million in 2017 from $79.2 million in 2016 primarily as a result of the sale of non-core subsidiaries, the closure of certain offices and structural cost reductions.
In 2017, finance costs decreased to $8.4 million from $24.1 million in 2016, primarily as a result of a decrease in bank indebtedness.
In late 2015, one of our customers in the wood products market experienced financial difficulties and, in February 2016, filed for insolvency. As a result, we recognized allowances for credit losses in connection with such customer and its affiliates in 2015 and 2016. Please see our comparison of 2016 to 2015 financial results below for further information regarding such prior years. In 2017, our management continued to monitor and assess the collectability of the receivables. As a result of such review, we reversed and credited an allowance of  $1.5 million to profit or loss in the third quarter of 2017. In the fourth quarter of 2017, we disposed of certain subsidiaries which had trade receivables from the former customer group. As a result, we have trade receivables due from this former customer group of  $21.4 million as at December 31, 2017.
In 2017, we recognized a net non-cash reversal of  $8.9 million in connection with prior impairments on our remaining hydrocarbon properties. In 2016, we recognized a net non-cash reversal of  $8.6 million in connection with prior impairments on our remaining hydrocarbon properties.
In 2017, we recognized a net foreign currency transaction loss of  $1.0 million, compared to a net foreign currency transaction gain of  $7.5 million in 2016, in our consolidated statement of operations. The foreign currency transaction gain and loss primarily represent exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements and the gains and losses on our foreign currency derivatives and includes $11.3 million reclassified from accumulated other comprehensive income within equity to profit or loss, which stemmed from the disposition of an immaterial subsidiary during the year.
We recognized an income tax expense (other than resource revenue taxes) of  $6.9 million in 2017, compared to an income tax expense of  $6.0 million in 2016. Our income tax paid in cash, excluding resource revenue taxes, during 2017 was $1.7 million, compared to $2.8 million in 2016. We also recognized resource revenue taxes of  $1.8 million in 2017, compared to $1.0 million in 2016.
Overall, we recognized an income tax expense of  $8.7 million (income tax expense of  $6.9 million and resource revenue taxes of  $1.8 million) in 2017, compared to an income tax expense of  $7.0 million (income tax expense of  $6.0 million and resource revenue taxes of  $1.0 million) in 2016.
In 2017, our net loss attributable to shareholders was $47.9 million, or $3.81 per share on a basic and diluted basis, compared to $25.4 million, or $2.01 per share on a basic and diluted basis, in 2016.

For 2017, our Operating EBITDA loss was $32.2 million, compared to Operating EBITDA of $10.8 million for 2016.
The following is a reconciliation of our net loss to Operating EBITDA for each of the years indicated.
	Years Ended December 31,
	2017	2016
	(In thousands)
Operating EBITDA (loss)
Net loss(1)	$(47,065)	$(23,720)
Reversal of impairment losses on resource properties	(8,945)	(8,566)
Income tax expense	8,658	7,014
Finance costs	8,415	24,102
Amortization, depreciation and depletion	6,732	11,951
Operating EBITDA (loss)	$(32,205)	$10,781

Note:
(1)
Includes net income attributable to non-controlling interests.

Please see “Non-IFRS Financial Measures” for additional information.
Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015
The following is a breakdown of our gross revenues by segment for each of the years indicated:
	Years Ended December 31,
	2016	2015
	(In thousands)
Gross Revenues:
Merchant banking	$1,095,896	$1,593,879
All other	35,761	35,221
	$1,131,657	$1,629,100

In 2016, 25% of our revenues were from Germany, 37% were from Europe, 25% were from the Americas and 13% were from Asia and other regions.
The following charts illustrate our revenues by geographic distribution in the fiscal years ended December 31, 2016 and 2015:
December 31, 2016	December 31, 2015

The following is a breakdown of our revenues by product and service for each of the years ended December 31, 2016 and 2015:
	Years Ended December 31,
	2016	2015
	(In thousands)
Metals	$223,244	$248,561
Plastics	25,277	41,231
Wood products	13,385	221,943
Steel products	298,772	308,428
Mineral, chemicals and alloys	483,806	696,725
Natural gas	18,094	47,761
Royalties	4,875	1,624
Power/electricity	5,882	7,349
Total sales by products	1,073,335	1,573,622
Fees	5,410	7,313
Revenues from products and services	$1,078,745	$1,580,935

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
The following is a breakdown of our costs of sales and services for each of the years indicated:
	Years Ended December 31,
	2016	2015
	(In thousands)
Merchant banking products and services	$1,027,627	$1,512,970
Credit losses on loans and receivables and guarantees, net of recoveries	17,023	54,540
Market value decrease on commodity inventories	4,273	1,910
Loss (gain) on derivative contracts, net	521	(2,913)
Loss on securities, net	116	84
Dispositions of subsidiaries	(2,585)	—
Other	14,077	7,277
Total costs of sales and services	$1,061,052	$1,573,868

In 2016, we recognized credit losses on loans and receivables of  $17.0 million, primarily relating to receivables due from a former hydrocarbon subsidiary that was deconsolidated in 2015, compared to $54.5 million in 2015.
We recognized a gain on the disposition of subsidiaries of  $2.6 million in 2016, primarily in connection with the disposition of our former ferrosilicon subsidiary and related entities.
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
In addition, we guaranteed certain prepayment loans made by third-party banks to this former customer group to finance off-take contracts for which we were the off-taker. These guarantees were previously classified as contingent liabilities prior to December 31, 2015 and, as a result, we had recorded a provision of  $40.7 million for the expected payments under the guarantees. We paid such amount in the year ended December 31, 2016. During the year ended December 31, 2016, we received proceeds of  $39.1 million from risk mitigation assets related to these provisions, of which $35.1 million was credited to profit or loss through a recovery of credit losses and the remainder was credited to trade receivables.
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
We recognized an income tax expense (other than resource revenue taxes) of  $6.0 million in 2016, compared to an income tax recovery of  $46.5 million in 2015. Our income tax paid in cash, excluding resource revenue taxes, during 2016 was $2.8 million, compared to $5.0 million in 2015. We also recognized resource revenue taxes of  $1.0 million in 2016, compared to $0.3 million in 2015.
Overall, we recognized an income tax expense of  $7.0 million (income tax expense of  $6.0 million and resource revenue taxes of  $1.0 million) in 2016, compared to an income tax recovery of  $46.2 million (income tax recovery of  $46.5 million and resource revenue taxes of  $0.3 million) in 2015. The recovery in 2015 related to impairment losses recognized in 2015.
In 2016, our net loss attributable to shareholders was $25.4 million, or $2.01 per share on a basic and diluted basis, compared to $487.6 million, or $38.61 per share on a basic and diluted basis, in 2015, which included a loss from discontinued operations of  $241.4 million, or $19.11 per share on a basic and diluted basis, in 2015.
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

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may issue new shares or sell assets to reduce debt.
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
The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:
	December 31,
	2017	2016	2015
	(In thousands, except ratio amounts)
Total debt	$43,733	$116,813	$259,038
Less: cash and cash equivalents	(74,870)	(120,676)	(197,519)
Net debt	Not applicable	Not applicable	61,519
Shareholders’ equity	277,780	327,520	367,192
Net debt-to-equity ratio	Not applicable	Not applicable	0.17
There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2017, 2016 and 2015. Our net debt-to-equity ratio as at December 31, 2017 and 2016 was not applicable as we had a net cash and cash equivalents balance and, as at December 31, 2015 was 0.17.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:
	December 31,
	2017	2016	2015
	(In thousands, except ratio amounts)
Long-term debt, less current portion	$—	$80,564	$174,333
Shareholders’ equity	277,780	327,520	367,192
Long-term debt-to-equity ratio	Not applicable	0.25	0.47
During 2017, our strategy, which remained unchanged from 2016 and 2015, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels.
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
Working capital levels fluctuate throughout the year and are affected by the level of our merchant banking operations, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and expected cash flows from operations to meet our working capital and other requirements as well as unexpected cash demands.
The following table presents a summary of cash flows for our continuing operations for each of the periods indicated:
	Years Ended December 31,
	2017	2016	2015
	(In thousands)
Cash flows (used in) provided by continuing operating activities	$(3,197)	$99,867	$(95,048)
Cash flows (used in) provided by continuing investing activities	$(3,494)	$35,482	$(8,561)
Cash flows used in continuing financing activities	$(42,720)	$(167,275)	$(68,669)
Exchange rate effect on cash and cash equivalents	$3,605	$(37,540)	$35,619
Decrease in cash and cash equivalents	$(45,806)	$(69,466)	$(145,058)
Cash Flows from Continuing Operating Activities
Operating activities used cash of  $3.2 million in 2017, compared to providing cash of  $99.9 million in 2016. In 2017, a decrease in short-term bank borrowings used cash of  $34.5 million, compared to an increase in short-term bank borrowings providing cash of  $34.7 million in 2016. A decrease in receivables provided cash of  $30.2 million in 2017, compared to an increase in receivables using cash of  $16.9 million in 2016. A decrease in inventories provided cash of  $19.6 million in 2017, compared to $184.9 million in 2016. A decrease in account payables and accrued expenses used cash of  $26.5 million in 2017, compared to $124.5 million in 2016. A decrease in assets held for sale provided cash of  $12.6 million in 2017 compared to $nil in 2016. The decrease in assets held for sale resulted from the disposition of our non-core Latin American commodities subsidiary. A decrease in deposits, prepaid and other provided cash of  $8.4 million in 2017, compared to $24.7 million in 2016.
Operating activities provided cash of  $99.9 million in 2016, compared to using cash of  $95.0 million in 2015. In 2016, an increase in short-term bank borrowings provided cash of  $34.7 million, compared to a decrease in short-term bank borrowings using cash of  $137.6 million in 2015. An increase in receivables (including derivative assets) used cash of  $16.9 million in 2016, compared to a decrease in receivables providing cash of  $57.6 million in 2015, primarily as a result of collections of trade receivables. A decrease in account payables and accrued expenses (including derivative liabilities) used cash of  $124.5 million in

2016, compared to $18.6 million in 2015. A decrease in inventories provided cash of  $184.9 million in 2016, compared to $15.7 million in 2015. A decrease in deposits, pre-paid and other, provided cash of $24.7 million in 2016, compared to an increase in deposits, pre-paid and other using cash of $8.6 million in 2015.
Cash Flows from Continuing Investing Activities
Investing activities used cash of  $3.5 million in 2017, compared to providing cash of  $35.5 million in 2016. In 2017, the disposition of subsidiaries used cash of  $8.4 million, compared to providing cash of $48.8 million in 2016. In 2017, sales of property, plant and equipment, net of purchases provided cash of $4.8 million, compared to using cash of  $0.2 million in 2016.
Investing activities provided cash of  $35.5 million in 2016, compared to using cash of  $8.6 million in 2015. Our acquisition of the Bank used cash of  $23.9 million (net of cash acquired) and the disposition of subsidiaries provided cash of  $48.8 million (net of cash and cash equivalents disposed of). Purchases of property, plant and equipment, net of proceeds from dispositions, used cash of  $0.2 million in 2016, compared to $8.0 million in 2015.
Cash Flows from Continuing Financing Activities
Net cash used by financing activities was $42.7 million in 2017, compared to $167.3 million in 2016. A net decrease in debt used cash of  $42.3 million in 2017, compared to $165.6 million in 2016.
Net cash used by financing activities was $167.3 million in 2016, compared to $68.7 million in 2015. A net decrease in debt used cash of  $165.6 million in 2016, compared to $63.0 million in 2015. In 2015, dividends paid to our shareholders used cash of  $4.4 million in connection with the fourth instalment of our 2014 dividend, which was paid in the first quarter of 2015.
Cash Flows from Discontinued Operations
Discontinued operating activities used cash of  $7.0 million in 2015.
Discontinued investing activities used cash of  $1.4 million in 2015.
Financial Position
The following table sets out our selected financial information as at the dates indicated:
	December 31,
	2017	2016
	(In thousands)
Cash and cash equivalents	$74,870	$120,676
Short-term cash deposits	194	182
Short-term securities	5,127	5,018
Securities – derivatives	190	1,240
Trade receivables	34,259	135,962
Tax receivables	747	11,743
Other receivables	21,690	35,251
Inventories	9,826	31,954
Real estate held for sale	—	1,066
Deposits, prepaid and other	2,378	12,195
Assets held for sale	—	45,667
Total assets	396,947	650,338
Working capital	56,512	186,278
Short-term bank borrowings	2,074	95,416
Debt, current portion	43,733	36,249
Account payables and accrued expenses	44,750	45,114
Financial liabilities – derivatives	302	6,454
Income tax liabilities	1,910	2,486
Liabilities relating to assets held for sale	—	29,897
Long-term debt, less current portion	—	80,564
Decommissioning obligations	13,699	13,219
Shareholders’ equity	277,780	327,520

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
As at December 31, 2017, cash and cash equivalents decreased to $74.9 million from $120.7 million as at December 31, 2016.
Trade receivables and other receivables were $34.3 million and $21.7 million, respectively, as at December 31, 2017, compared to $136.0 million and $35.3 million, respectively, as at December 31, 2016. The reduction in trade receivables included a decrease of  $78.6 million of trade receivables due from our former insolvent customer, primarily as a result of the disposition of subsidiaries and other dispositions in 2017. The decrease in other receivables was primarily as a result of the write-off of receivables.
Inventories decreased to $9.8 million as at December 31, 2017, from $32.0 million as at December 31, 2016, primarily as a result of the decision to reduce inventories and exit certain product lines and geographies, partially offset by our acquisition of a metals processing company in the fourth quarter of 2017. $1.5 million of our inventories were contracted at fixed prices or hedged as at December 31, 2017.
Our assets held for sale, consisting of assets related to our former Latin American-focused commodities trading business, decreased to $nil as at December 31, 2017 from $45.7 million as at December 31, 2016. As at December 31, 2017, we had liabilities relating to assets held for sale of  $nil, compared to liabilities relating to assets held for sale of  $29.9 million, comprised of debt of  $20.1 million and other liabilities of $9.8 million, as at December 31, 2016. The decrease was the result of the completion of our sale of a former subsidiary in the first quarter of 2017.
Tax receivables, consisting primarily of refundable value-added taxes, were $0.7 million as at December 31, 2017 and $11.7 million as at December 31, 2016. The decrease was primarily the result of the disposition of subsidiaries.
We had short-term securities of  $5.1 million as at December 31, 2017, compared to $5.0 million as at December 31, 2016. The increase was primarily as a result of government-issued securities held by our Bank at the date of acquisition.
Deposits, prepaid and other assets were $2.4 million as at December 31, 2017, compared to $12.2 million as at December 31, 2016. The decrease was primarily a result of recoveries relating to prepayments for inventories from risk mitigation securities.
We had short-term financial assets relating to hedging derivatives of  $0.2 million as at December 31, 2017, compared to $1.2 million as at December 31, 2016. We had current liabilities relating to hedging derivatives of  $0.3 million as at December 31, 2017, compared to $5.5 million as at December 31, 2016. We had long-term liabilities relating to hedging derivatives of  $nil as at December 31, 2017, compared to $0.9 million as at December 31, 2016.
Account payables and accrued expenses were $44.8 million as at December 31, 2017, compared to $45.1 million as at December 31, 2016. The decrease was primarily due to the disposition of subsidiaries.
We had deferred income tax liabilities of  $10.3 million as at December 31, 2017, compared to $7.4 million as at the end of 2016. The increase was primarily the result of the additional reversal of impairments in 2017.
Our short-term bank borrowings decreased to $2.1 million as at December 31, 2017, from $95.4 million as at December 31, 2016, primarily as a result of the repayment of borrowings in the first half of 2017 and the disposition of subsidiaries.
Total long-term debt decreased to $43.7 million as at December 31, 2017, from $116.8 million as at December 31, 2016, primarily as a result of debt repayments and the disposition of subsidiaries. As at December 31, 2017, $43.7 million of long-term debt was classified from long-term liabilities to current liabilities. Such long-term debt was due to a bank from two subsidiaries and consisted of two loans for the refinancing of long-term assets. The lender provided notice of acceleration of such indebtedness in 2018. We are in the process of negotiating an extension or other resolution with the lender. However, given the nature of such negotiations, there can be no assurance that an extension will be obtained on favourable terms or at all.

As at December 31, 2017, we had decommissioning obligations of  $13.7 million relating to our hydrocarbon properties.
Short-Term Bank Loans and Facilities
As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks, brokers and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day structured solutions and merchant banking business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at December 31, 2017, we had credit facilities from banks aggregating $29.0 million, comprised of: (i) non-recourse factoring lines for receivables financing of  $19.6 million; (ii) a refinancing line at our Bank of  $7.5 million; and (iii) a commodities hedging facility of  $1.9 million, which allows us to hedge industrial metals and products for our production subsidiaries. All of these facilities are renewable on a yearly basis or usable until further notice.
In 2017, we reduced and eliminated certain customer- and subsidiary-specific credit facilities with which we no longer commercially transact as well as certain foreign exchange credit facilities which were underutilized. We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our corporate vision or our liquidity.
Long-Term Debt
Other than lines of credit drawn and as may be outstanding for trade financing and structured solutions activities, as at December 31, 2017, the maturities of our long-term debt from our continuing operations were as follows:
Maturity	Principal	Interest	Total
(In thousands)
2018	$43,733	$1,630	$45,363
2019	—	—	—
2020	—	—	—
2021	—	—	—
2022	—	—	—
Thereafter	—	—	—
	$43,733	$1,630	$45,363

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
In 2018, we received notice from the lender that the long-term debt at our subsidiaries had been called accelerated and called due, and therefore all long-term debt was classified to current liabilities as at December 31, 2017. We are in the process of negotiating an extension or other resolutions with the lender on these subsidiaries’ debts.
Please refer to Note 16 to our audited consolidated financial statements for the year ended December 31, 2017 for further information regarding interest rates, maturities and other terms and conditions for our bank debts.
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
In 2017, we reported a net $4.3 million currency translation adjustment loss under other comprehensive loss within equity. This compared to a net loss of  $14.6 million in 2016. This currency translation adjustment did not affect our profit and loss statement. The loss in 2017 was primarily a result of the weakening of the Canadian dollar against the Euro and the United States dollar from 2016.
Contractual Obligations
The following table sets out our contractual obligations and commitments from continuing operations as at December 31, 2017 in connection with our long-term liabilities.
	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Long-term debt obligations, including interest	$45,363	$—	$—	$—	$45,363
Operating lease obligations	988	548	19	—	1,555
Purchase obligations	67	—	—	—	67
Other long-term liabilities	—	—	—	—	—
Total	$46,418	$548	$19	$—	$46,985

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

Summary of Quarterly Results
The following tables provide selected unaudited financial information for the most recent eight quarters:
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
	(In thousands, except per share amounts)
Gross revenues	$38,353	$57,256	$67,801	$110,625
Net loss(1)	(33,895)(2)	(7,211)	(4,654)	(2,095)
Loss, per share
Basic	(2.70)	(0.58)	(0.37)	(0.17)
Diluted	(2.70)	(0.58)	(0.37)	(0.17)

Notes:
(1)
Attributable to our shareholders.

(2)
Includes a net non-cash reversal of  $8.9 million in connection with prior impairments of our remaining hydrocarbon properties, credit losses (net of recoveries) of  $17.7 million and losses of  $10.4 million on the disposition of subsidiaries.

	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
	(In thousands, except per share amounts)
Gross revenues	$186,719	$257,421	$329,935	$357,582
Net loss from continuing operations(1)	(16,696)(2)	(7,968)	(636)	(61)
Loss from continuing operations, per share
Basic	(1.32)	(0.63)	(0.05)	(0.01)
Diluted	(1.32)	(0.63)	(0.05)	(0.01)
Net loss(1)	(16,696)(2)	(7,968)	(636)	(61)
Loss, per share
Basic	(1.32)	(0.63)	(0.05)	(0.01)
Diluted	(1.32)	(0.63)	(0.05)	(0.01)

Notes:
(1)
Attributable to our shareholders.

(2)
Includes a net non-cash reversal of  $8.6 million in connection with prior impairments on our hydrocarbon properties, credit losses (net of recoveries) of  $16.0 million and a gain of  $2.6 million on the disposition of subsidiaries.

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
Classification of Assets Held for Sale
We apply judgment to determine whether an asset (disposal group) is available for immediate sale in its present condition and its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year or the extension period in certain circumstances, our management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.
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
New Standards and Interpretations Adopted and Not Yet Adopted
IFRS 9, Financial Instruments, referred to as “IFRS 9”, issued in July 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement, referred to as “IAS 39”. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018. Management completed its assessment of the impacts of IFRS 9 on our consolidated financial statements and does not expect that IFRS 9 will have significant impacts on our consolidated financial statements except for additional disclosures. Accumulated other comprehensive income of  $0.5 million on available-for-sale equity securities will be reclassified to opening deficit upon the initial adoption of IFRS 9. In accordance with the transition rules of IFRS 9, we will not restate our consolidated financial statements for prior periods but will recognize the difference between the previous carrying amount and the revised carrying amount on initial application of IFRS9 in opening deficit as at January 1, 2018.
IFRS 15, Revenue from Contracts with Customers, referred to as “IFRS 15”, specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management completed its assessment of the impacts of IFRS 15 on our consolidated financial statements and does not expect that IFRS 15 will have significant impacts on our consolidated financial statements except for additional disclosures.
IFRS 16, Leases, referred to as “IFRS 16”, issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management will adopt IFRS 16 in 2019 and is currently assessing the impacts of IFRS 16 on our consolidated financial statements.

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
In the normal course of our merchant banking activities, we issue guarantees to our trade and financing partners in order to secure financing facilities. Upon the use or drawdown of the underlying financing facilities, the financing facilities are recorded as liabilities on the consolidated statement of financial position such as short-term bank borrowings or debt. Accordingly, the issued guarantees relating to such financing facilities that are used or drawn are not considered contingent liabilities or off-balance sheet transactions. As at December 31, 2017, we had no unrecorded contingent liabilities relating to outstanding guarantees issued to our trade and financing partners in the normal course of our merchant banking activities.
Safe Harbor
The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, applies to forward-looking information provided under “Off-Balance Sheet Arrangements” and “Liquidity and Capital Resources – Contractual Obligations”.
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
We have no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any of our directors or officers was selected as a director or officer. Each director holds office until the next annual general meeting of our shareholders or until his or her successor is elected or appointed unless such office is earlier vacated in accordance with our memorandum and articles of association, referred to as the “Articles”, or with the provisions of the Cayman Act. The following table sets forth the names of each of our directors and executive officers as at the date hereof:
Name (Age)	Present Position	Date of Commencement of Office with our Company
Michael J. Smith (69)	Chairman, Managing Director, President, Chief Executive Officer and Director	2017
Samuel Morrow (33)(1)	Deputy Chief Executive Officer and Chief Financial Officer	2017
Gerardo Cortina (62)	Director and former President and Chief Executive Officer	2017
Dr. Shuming Zhao (66)(2)(3)(4)	Director	2017
Indrajit Chatterjee (72)(3)(4)	Director	2017
Silke S. Stenger (49)(2)(3)(4)	Director	2017
Friedrich Hondl (57)(1)(2)	Director	2017
Jochen Dümler (63)(1)(2)(3)	Director	2017

Notes:
(1)
Member of the Risk Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Compensation Committee.

(4)
Member of the Nominating and Corporate Governance Committee.

Michael J. Smith – Managing Director, President and Chief Executive Officer
Mr. Smith is the Managing Director, President and Chief Executive Officer of the Company and has held such positions since June 2017. Mr. Smith was a director of Old MFC since 1986 and was appointed Chairman in March 2016. He was also Old MFC’s Chairman from 2003 to March 2014, Chief Financial Officer from 2010 to March 2014 and President and Chief Executive Officer between 1996 and 2000 and 2010 and May 2014. Mr. Smith has experience in corporate finance and restructuring.
Samuel Morrow – Deputy Chief Executive Officer and Chief Financial Officer
Mr. Morrow has been our Deputy Chief Executive Officer and Chief Financial Officer since June 2017. Prior to the completion of the Arrangement, Mr. Morrow was appointed Deputy Chief Executive Officer in May 2014 and was appointed Chief Financial Officer of Old MFC in June 2014. Mr. Morrow is a Chartered Financial Analyst and was most recently a Vice President of MFC in Vienna, Austria. Before joining MFC, Mr. Morrow was Vice President of Tanaka Capital Management and Treasurer, Chief Financial Officer and Chief Operating Officer of the Tanaka Growth Fund. Mr. Morrow is a graduate of St. Lawrence University.
Gerardo Cortina – Director and Former President and Chief Executive Officer
Mr. Cortina was the Chief Executive Officer, President, and a Director of Old MFC from 2014 to 2017. He is currently the President of Possehl Mexico S.A. de C.V., referred to as “Possehl”, and was the managing director of Possehl from 1986 until June 2014.
Dr. Shuming Zhao – Director
Dr. Zhao is the Senior Distinguished Professor and Honorary Dean of the School of Business, Nanjing University, the People’s Republic of China. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of Chinese Society of Management Modernization, President for Jiangsu Provincial Association of Human Resource Management, and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Since 1994, Dr. Zhao has acted as management consultant for several Chinese and international firms. Dr. Zhao is also a director of Daqo New Energy Corp. (China) and JSTI Group (China) Ltd. Dr. Zhao has successfully organized and held nine international symposia on multinational business management. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business, University of Southern California, USA, the College of Business, University of Missouri-St. Louis, USA and Drucker Graduate School of Management, Claremont Graduate University, USA. Dr. Zhao has lectured in countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal and Australia. He was a director of Old MFC from 2004 to 2013 and 2014 to 2017.
Indrajit Chatterjee – Director
Mr. Chatterjee is a retired businessman and formerly was responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues. He was previously a director of Old MFC from 2005 to 2017.
Silke S. Stenger – Director
Ms. Stenger is an independent business consultant and business leadership coach. She was a former director of Old MFC when it was KHD Humboldt Wedag International Ltd. and has been a director of KHD Humboldt Wedag International AG. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Limited. She is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and Sarbanes-Oxley Act of 2002 compliance. Furthermore, she is a business coach by training. Ms. Stenger was a director of Old MFC from 2013 to 2017.
Friedrich Hondl – Director
Mr. Hondl has over 30 years of management experience in the European banking industry and has held several management positions with international banks, including Erste Group Bank, UniCredit and Deutsche Bank, where he was responsible for the international relationship business. From 2013 to 2015, he was the head of Erste Group Bank AG’s Large Corporate International Division and from 2009 to 2012 he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG. He

also served as chairman of the supervisory board of Intermarket Bank AG from 2014 to 2015 and from 2010 to 2012 was a member of the supervisory board of Oesterreichische Kontrollbank AG (OeKB). OeKB acts as Austria’s Export Credit Agency (ECA) on behalf of the Austrian government and specifically the Federal Ministry of Finance. It is a public and a private export insurer and financial institution. Within this group is the Austrian development bank. As an ECA, OeKB supports corporations financially in their export businesses and protects the business activities of Austrian companies abroad by means of export guarantees, investment guarantees and loan guarantees. Mr. Hondl has also served as a board member of a private foundation since 2007. He was a director of Old MFC from 2015 to 2017.
Jochen Dümler – Director
Mr. Dümler was the President and Chief Executive Officer of Euler Hermes North America from 2010 to 2015. From 2002 to 2010, Mr. Dümler was a member of the Board of Management of Euler Hermes Kreditversicherung AG and, from 1995 to 2002, he was a member of the Board of Management of PRISMA Kreditversicherung AG. Mr. Dümler is a member of the German-American Chamber of Commerce (New York City), a member of the German Executive Roundtable (Washington, D.C.) and a board member of the German-American Partnership Program. He was a director of Old MFC from 2016 to 2017.
Family Relationships
There are no family relationships among any of our directors and executive officers.
B. Compensation
During the fiscal year ended December 31, 2017, we paid an aggregate of approximately $1.8 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2017 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.
Executive Officers
The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2017 to executive officers:
				Non-equity incentive compensation plan compensation ($)(1)
Name and Principal Position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Michael J. Smith Chairman, Managing Director, President and Chief Executive Officer(2)	592,412	—	67,200	—	—	—	281,736(3)	941,348
Samuel Morrow(4) Chief Financial Officer and Deputy Chief Executive Officer	340,421	—	322,560	—	—	—	110,867(5)	773,848
Gerardo Cortina(6) Former President and Chief Executive Officer	451,706	—	—	—	—	—	—	451,706

Notes:
(1)
All awards under MFC’s non-equity incentive compensation plans are paid during the financial year they were earned.

(2)
Mr. Smith was appointed our Managing Director, Chairman, President and Chief Executive Officer in June 2017. He was previously appointed Old MFC’s Managing Director in May 2014 and as Chairman in March 2016. Mr. Smith was appointed Old MFC’s President and Chief Executive Officer in March 2017 to fill the vacancy created by Mr. Cortina’s resignation.

(3)
Consists of housing allowances and expenses.

(4)
Mr. Morrow was appointed our Chief Financial Officer and Deputy Chief Executive Officer in June 2017. He was previously appointed as Old MFC’s Deputy Chief Executive Officer in May 2014 and as Chief Financial Officer in June 2014.

(5)
Consists of medical and other customary perquisites.

(6)
Mr. Cortina resigned as Old MFC’s President and Chief Executive Officer in March 2017.

For the purposes of the above table, compensation amounts were translated to Canadian dollars at the applicable exchange rate at the date of the transaction or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rates as at the date of the transactions.

Directors’ Compensation
The following table provides a summary of compensation paid by us to, or earned by, the directors of our company during the fiscal year ended December 31, 2017.
Director Compensation Table
Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael J. Smith(1)	—	—	—	—	—	—	—
Gerardo Cortina(2)	—	—	—	—	—	—	—
Dr. Shuming Zhao	106,937	—	64,512	—	—	—	171,449
Indrajit Chatterjee	100,696	—	64,512	—	—	—	165,208
Silke S. Stenger	158,108	—	64,512	—	—	—	222,620
Friedrich Hondl	89,443	—	64,512	—	—	—	153,955
Jochen Dümler	120,707	—	64,512	—	—	—	185,219

Notes:
(1)
Compensation provided to Mr. Smith, in his capacity as managing director is disclosed in the table above under the heading “Executive Officers”.

(2)
Compensation provided to Mr. Cortina, in his former capacity as Chief Executive Officer of Old MFC is disclosed in the table above under the heading “Executive Officers”.

A total of  $0.6 million (excluding non-cash option-based awards) was paid to our directors for services rendered as directors (including as directors of our subsidiaries), or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid an annual fee of US$25,000 and US$2,500 for each director’s meeting attended as well as additional fees, as applicable, for their respective participation on our committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.
Pension Plan Benefits
As of December 31, 2017, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.
C. Board Practices
Board of Directors
Our Articles provide that the number of directors shall be the greater of three and the number most recently established by the directors. Our directors have currently fixed the size of our board at seven directors.
Pursuant to our Articles, each of our directors holds office until the expiration of his term and until his successor has been elected or qualified. At every annual general meeting of our shareholders, shareholders entitled to vote for the election of directors must, by ordinary resolution, elect the directors. There is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.
Our Articles do not restrict a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, vote on compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers.
Our board is comprised of Michael J. Smith, Gerardo Cortina, Indrajit Chatterjee, Shuming Zhao, Silke S. Stenger, Friedrich Hondl and Jochen Dümler.
Other than as discussed elsewhere herein, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Committees of the Board of Directors
Our board of directors has established an Audit Committee. Our Audit Committee currently consists of Silke S. Stenger, Dr. Shuming Zhao, Friedrich Hondl and Jochen Dümler. The Audit Committee operates pursuant to a charter adopted by our board of directors on July 12, 2017, a copy of which is available online at our website at www.mfcbancorpltd.com. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; (iii) the independence, qualifications and performance of our independent auditors; and (iv) the performance and structure of our internal audit function. The Audit Committee also reviews and approves our hiring policies, establishes our procedures for dealing with complaints, oversees our financial reporting processes and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, risk assessment and risk management, accounting principles and auditing procedures being applied.
Our board of directors has established a Compensation Committee. Our Compensation Committee currently consists of Indrajit Chatterjee, Silke S. Stenger, Dr. Shuming Zhao and Jochen Dümler. Our Compensation Committee operates pursuant to a charter adopted by our board of directors on July 12, 2017, a copy of which is available online at our website at www.mfcbancorpltd.com. The Compensation Committee is appointed and generally acts on behalf of the board of directors. The Compensation Committee is responsible for reviewing our board compensation practices and our selection, retention and remuneration arrangements for our executive officers and employees and reviewing and approving our Chief Executive Officer’s compensation in light of our corporate goals and objectives. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation Committee also administers and implements all of our incentive compensation plans and equity – based compensation plans. The Compensation Committee also recommends changes or additions to those plans, monitors our succession planning processes and reports to our board of directors on other compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.
Our board of directors has established a Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee currently consists of Indrajit Chatterjee, Silke S. Stenger and Dr. Shuming Zhao. Our Nominating and Corporate Governance Committee operates pursuant to a charter adopted by our board of directors on July 12, 2017, a copy of which is available online at our website at www.mfcbancorpltd.com. The primary function of the Nominating and Corporate Governance Committee is to assist our board of directors in developing our Corporate Governance Guidelines and monitor the board and management’s performance against the defined approach. The Nominating and Corporate Governance Committee is also responsible for evaluating the board and board committees’ structure and size and the independence of existing and prospective directors, identifying and reporting on candidates to be nominated to our board of directors, reporting on the board’s annual performance and overseeing our process for providing information to the board.
Our board of directors has established a Risk Committee. Our Risk Committee currently consists of Jochen Dümler, Friedrich Hondl and Samuel Morrow. The Risk Committee reviews and reports to our board of directors respecting our business risks and risk mitigation strategies.
D. Employees
At December 31, 2017, 2016 and 2015, we employed approximately 230, 448 and 651 people, respectively. Included in the 230 employees at December 31, 2017 were 89 employees at a metals processing subsidiary which we acquired in the fourth quarter of 2017. The decrease in 2017 was as a result of our strategy to exit certain product lines and geographies.

E. Share Ownership
There were 12,534,801 Common Shares, 575,000 stock options and no share purchase warrants issued and outstanding as of April 6, 2018. Of the Common Shares and stock options issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2017, beneficially owned the following Common Shares and held the following stock options:
Name and principal position	Common Shares beneficially owned (#)	Percentage of total Common Shares outstanding (%)	Stock options held (#)
Michael J. Smith Chairman, Managing Director, President and Chief Executive Officer and Director	109,067	0.9%	12,500(1)
Dr. Shuming Zhao Director	—	—	12,000(1)
Indrajit Chatterjee Director	—	—	12,000(1)
Silke S. Stenger Director	—	—	12,000(1)
Friedrich Hondl Director	—	—	12,000(1)
Jochen Dümler Director	—	—	12,000(1)
Gerardo Cortina Director and former President and Chief Executive Officer	21,964	0.2%	—
Samuel Morrow Deputy Chief Executive Officer and Chief Financial Officer	8,478	—*	80,000(2)

Note:
(1)
The options are exercisable at a price of US$8.76 per Common Share and expire on December 1, 2027.

(2)
60,000 of such options are exercisable at a price of US$8.76 per Common Share and expire on December 1, 2027 and 20,000 of such options are exercisable at US$40.05 per Common Share and expire on April 2, 2019.

*
Less than 0.1%.

2017 Equity Incentive Plan
The 2017 Equity Incentive Plan, referred to as the “Incentive Plan”, was adopted by the Company on July 14, 2017.
Pursuant to the terms of the Incentive Plan, our board of directors, our Compensation Committee or such other committee as is appointed by our board of directors to administer the Incentive Plan, may grant stock options, restricted stock rights, restricted stock, performance share awards, performance share units and stock appreciation rights under the Incentive Plan, establish the terms and conditions for those awards, construe and interpret the Incentive Plan and establish the rules for the Incentive Plan’s administration. Such awards may be granted to employees, non-employee directors, officers or consultants of ours or any affiliate or any person to whom an offer of employment with us or any affiliate is extended. Such committee has the authority to determine which employees, non-employee directors, officers, consultants and prospective employees should receive such awards.
Subject to adjustment for changes in capitalization, the total number of Common Shares subject to all awards under the Incentive Plan is 575,403 Common Shares.
The maximum number of Common Shares which may be issued as incentive stock options (being stock options intended to meet the requirements of an “incentive stock option” under the U.S. Internal Revenue Code) under the Incentive Plan is limited to 400,000. Further, the maximum number of Common Shares that may be granted to any one participant in the Incentive Plan, who is a Covered Employee (as defined in the Incentive Plan) during the fiscal year where such participant’s employment commences, shall be 80,000 and 70,000 for all other fiscal years.

In addition, the aggregate fair value of Awards (as defined in the Incentive Plan) granted to any one non-employee director cannot exceed $100,000 in any one year, and the aggregate number of securities issuable to all non-employee directors cannot exceed 1% of the Company’s issued and outstanding Common Shares.
In connection with the Arrangement, 40,000 options were issued under the Incentive Plan. In December 2017, the Company issued 535,000 options to directors, officers, employees and consultants with an exercise price of US$8.76 per Common Share and an expiry date of December 1, 2027.
As at December 31, 2017 and the date hereof, 575,000 awards were outstanding under the Incentive Plan.
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
There were 12,534,801 Common Shares issued and outstanding as of April 6, 2018. The following table sets forth, as of the date hereof, persons known to us to be the beneficial owner of more than five percent (5%) of our Common Shares:
Name	Amount Owned	Percent of Class(1)
Peter Kellogg, group(2)	4,132,480	33.0%
Lloyd Miller, III(3)	2,042,766	16.3%

Notes:
(1)
Based on 12,534,801 Common Shares issued and outstanding on April 6, 2018.

(2)
Mr. Kellogg controls 2,681,000 of our Common Shares through IAT Reinsurance Company Ltd., referred to as “IAT”. In his public filings, Mr. Kellogg disclaims beneficial ownership of all of the shares, or approximately 21.4% of the issued and outstanding Common Shares, owned by IAT. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 240,000 Common Shares owned by his wife, Cynthia Kellogg.

(3)
As disclosed in a Schedule 13G dated January 23, 2018, Neil Subin succeeded to the position of President and Manager of Milfam, LLC which serves as manager, general partner or investment advisor of a number of entities formerly managed by the late Lloyd Miller, III. He also serves as trustee of a number of Miller family trusts, controls such shares through a number of trusts and wholly-owned corporations. In his public filings, Mr. Subin discloses that he exercises sole dispositive and voting control over 1,911,231 of such shares and shared dispositive and voting control over 131,535 of such shares.

As of April 6, 2018, there were 12,534,801 Common Shares issued and outstanding held by 286 registered shareholders. Of those Common Shares issued and outstanding, 12,530,166 Common Shares were registered in the United States (271 registered shareholders).
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
B. Related Party Transactions
Other than as disclosed herein, to the best of our knowledge, in the year ended December 31, 2017, there were no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
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

In 2017, in connection with our previously announced strategy to re-allocate capital and resources and exit certain products and geographies, we sold the shares of a non-core Latin America focused commodities trading subsidiary to a company controlled by our former President. Under the transaction, we received total consideration approximately equal to net asset value, including 90,000 Common Shares on a post-Arrangement basis at a price per share of US$9.20 and the release of any further obligations to issue shares in connection with a prior share purchase agreement between the parties.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8: FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Our consolidated financial statements have been prepared in compliance with IFRS. Please see “Item 18: Financial Statements”.
Legal Proceedings
We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including audits and reassessments including relating to our former affiliates, and litigation related thereto. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 14 to our audited consolidated financial statements for the year ended December 31, 2017 for further information.
Dividend Distributions
We did not declare or pay any dividends to our shareholders in 2017. The actual timing, payment and amount of dividends paid on our Common Shares is determined by our board of directors, based upon things such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our board of directors considers relevant.
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9: THE OFFER AND LISTING
A. Offer and Listing Details
Since June 18, 2007, our Common Shares have been quoted on the New York Stock Exchange, referred to as the “NYSE”, currently under the symbol “MFCB”. The following table sets forth the high and low quoted prices of our Common Shares on the NYSE for the periods indicated.
	High (US$)(1)	Low (US$)(1)
Annual Highs and Lows
2017	11.35	7.11
2016	12.50	7.80
2015	35.55	7.50
2014	41.25	26.00
2013	51.95	36.25

	High (US$)(1)	Low (US$)(1)
Quarterly Highs and Lows
2018
First Quarter	8.00	5.69
2017
Fourth Quarter	9.50	7.11
Third Quarter	9.62	1.70
Second Quarter	1.82	1.43
First Quarter	2.27	1.60
2016
Fourth Quarter	2.26	1.98
Third Quarter	2.43	1.66
Second Quarter	2.34	1.56
First Quarter	2.50	1.71
Monthly Highs and Lows
March 2018	6.42	5.90
February 2018	6.90	5.69
January 2018	8.00	6.76
December 2017	8.80	7.11
November 2017	9.32	8.58
October 2017	9.50	8.91

Note:
(1)
Adjusted for the Share Consolidation/Split.

The transfer of our Common Shares is managed by our transfer agent, Computershare, 480 Washington Boulevard, Jersey City, NJ 07310 (Tel: 201-680-5258; Fax: 201-680-4604).
B. Plan of Distribution
Not applicable.
C. Markets
Our Common Shares are quoted on the NYSE under the symbol “MFCB”.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10: ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We are an exempted company organized under the Cayman Act. Our registered office is located at 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands. Pursuant to Section 4 of our Articles, the objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Cayman Act, as amended from time to time, or any other law of the Cayman Islands.

The following are summaries of material provisions of our Articles insofar as they relate to our Common Shares.
Board of Directors
Please see “Item 6.C. Directors, Senior Management and Employees – Board Practices”.
Common Shares
General. Our authorized capital consists of US$450,000 divided into 300,000,000 Common Shares of US$0.001 par value each and 150,000,000 preference shares divided into US$0.001 par value each. No preference shares were issued and outstanding as of the date hereof. There are no limitations imposed by our Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed.
Dividends. Holders of our Common Shares may receive dividends when, as and if declared by our board of directors, subject to the preferential rights of any preference shares. Under the Cayman Act, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if it would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Our Articles provide that our directors may declare and pay a distribution in money or by distribution of specific assets.
Voting. Holders of our Common Shares are entitled to receive notice of and to attend all general meetings of shareholders or separate meetings of holders of Common Shares and are entitled to one vote per share at any such meeting.
A quorum required for a general meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than 20% of the total voting power entitled to vote on the resolutions to be considered at a meeting, unless only one shareholder is entitled to vote on such resolutions in which case the quorum required shall be only the one shareholder.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Holders of our Common Shares may, among other things, divide or consolidate their shares by ordinary resolution. In general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to our company. Various extraordinary corporate transactions including any merger, amalgamation, continuance to another jurisdiction, voluntary winding – up by the court, amendment to the Articles, change of company name or removal of a director must be approved by the shareholders by way of a special resolution. A special resolution is a resolution passed by a majority of not less than two – thirds of such shareholders who, being entitled to do so, vote in person or by proxy at a general meeting of the Company, or approved in writing by all of the shareholders entitled to vote at a general meeting of the Company. Under the Cayman Act, there is no specific requirement to obtain shareholder approval in connection with the sale, lease or exchange of all, or substantially all, of a corporation’s property.
General Meetings of Shareholders and Shareholder Proposals. Our Articles provide that we may hold an annual general meeting in each year and shall specify the meeting as such with notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. Our directors may convene a meeting of our shareholders with at least 10 days prior notice.
Cayman Islands exempted companies are not required by the Cayman Act to call annual general meetings of shareholders. Our Articles provide that so long as the Company’s shares are listed on the NYSE, we shall hold annual general meetings as required under the applicable rules and regulations of the NYSE.
Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles allow shareholders representing in aggregate 20% or more of the voting rights in respect of the matter for which the meeting is requisitioned, to be held within four months of receipt of the requisition. As an exempted Cayman Islands company, we are not obliged under the Cayman Act to call shareholders’ annual general meetings. Under our Articles, directors may be removed by special resolution of our shareholders.

Directors’ Power to Issue Shares. Our Articles authorize our board of directors to issue additional Common Shares from time to time as our board shall determine, to the extent of available authorized but unissued shares. Our board of directors may also issue preference shares from time to time in one or more classes or series, each of such class or series to have such voting powers (full or limited or without voting powers) designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed, or in any resolution providing for the issue of such class or series adopted by our board.
Our board of directors may also approve the issuance of options, rights or warrants that are exercisable into our shares for such consideration and on such terms as the board may determine.
Variation of Rights. The rights attached to any class or series of our shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound – up, may only be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class or series.
Liquidation. The holders of our Common Shares have the right on the winding up, liquidation or dissolution of the Company to participate in the surplus assets of the Company, subject to the rights of any issued and outstanding preference shares.
Redemption, Repurchase and Surrender. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our Articles. Under the Cayman Act, the redemption or purchase of any of our shares may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Cayman Act, no such share may be redeemed or repurchased: (a) unless it is fully paid up; (b) if such redemption or repurchase would result in there being no shares outstanding; or (c) if the Company has commenced liquidation.
Anti-Takeover Provisions. Our Articles contain certain provisions that would have an effect of delaying, deferring or preventing a change in control of our company, including provisions that:
•
authorize our directors to issue preference shares in one or more classes or series and to designate the price, rights, preferences, rights and restrictions of such preference shares without any further vote or action by our shareholders;

•
limit the ability of shareholders to requisition and convene general meetings of shareholders; and

•
restrict the nomination of directors without advance notice. In the case of an annual meeting, notice must be given to us not less than 30 nor more than 65 days prior to the date of such meeting; provided that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of such meeting was made, notice may be given no later than the close of business on the 10th day following such announcement. In the case of a special meeting called for the purpose of electing directors that is not also an annual meeting, notice must be provided to us no later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made. Additionally, our Articles contain a provision requiring a minimum threshold to requisition a special meeting. Such restrictions may make it more difficult to effect changes to our management.

However, under the Cayman Act and applicable Cayman laws, our directors may only exercise the rights and powers granted to them under our Articles for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Calls on Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares. The shares that have been called upon and remain unpaid are subject to forfeiture. All of our Common Shares are fully paid.

Exempted Company. We are an exempted company with limited liability under the Cayman Act. The Cayman Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. Unlike ordinary resident companies, among other things, an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies, is not required to have its register of members open to inspection, does not have to hold an annual general meeting, may issue no par value, negotiable or bearer shares and may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.
C. Material Contracts
There have been no material contracts outside of the ordinary course of business to which we were a party in the last two years.
D. Exchange Controls
There are no exchange control regulations or currency restrictions in the Cayman Islands. Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares. Please see “E. Taxation – Cayman Islands Taxation” for further information.
The Bank is subject to regulations and restrictions imposed in Europe, Malta and other jurisdictions. Please see “Item 3: Key Information – D. Risk Factors – Risk Factors Relating to Our Business – Risks Relating to Continuing Operations” for further information.
E. Taxation
The following is a general summary of certain Cayman Islands and United States federal income tax consequences relevant to an investment in our Common Shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our Common Shares.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our Common Shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our Common Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Common Shares, as the case may be, nor will gains derived from the disposal of our Common Shares be subject to Cayman Islands income or corporation tax.
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

The following discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the “Code”, Treasury Regulations published by the Internal Revenue Service, referred to as the “IRS”, rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with the statements and conclusions herein, or will not take, or that a court will not adopt, a position contrary to any position taken herein.
The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our Common Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is hereby made. Accordingly, holders and prospective holders of Common Shares are urged to consult their own tax advisors with respect to United States federal, state and local tax consequences of purchasing, owning and disposing of our Common Shares.
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
Distributions
The gross amount of a distribution paid to a U.S. Holder (including amounts withheld in respect of Canadian taxes) in respect of the Common Shares will be subject to United States federal income taxation as ordinary income to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Distributions that are taxable dividends and that meet certain requirements will be “qualified dividend income” and will generally be taxed to U.S. Holders who are individuals at a maximum United States federal income tax rate of 20% (subject to the “Passive Foreign Investment Corporation” rules discussed below). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the Common Shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.
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
Foreign Tax Credit
Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification rules and other limitations for U.S. foreign tax credit purposes. Subject to generally applicable limitations under United States federal income tax law, withholding tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or at a U.S. Holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. Holder’s taxable income). Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States federal income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and United States sources. Complex rules govern this classification process. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of United States federal income tax. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our Common Shares should consult their own tax advisors regarding their individual circumstances.
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
Dividends paid on, and proceeds from the sale or other taxable disposition of, our Common Shares to a U.S. Holder generally may be subject to United States federal information reporting requirements and may be subject to backup withholding (currently at the rate of 24%) unless the U.S. Holder provides an accurate taxpayer identification number or otherwise demonstrates that it is exempt. The amount of any backup withholding collected from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s United States federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely submitted to the IRS. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
Documents and agreements concerning our company may be inspected at 2-4 Merrion Row, Dublin, Ireland.
I. Subsidiary Information
For a list of our significant wholly-owned direct and indirect subsidiaries and significant non-wholly-owned subsidiaries, please see “Item 4: Information on the Company – C. Organizational Structure”.
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
Please refer to Note 29 of our annual consolidated financial statements for the years ended December 31, 2017 and 2016 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2017.
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
As at December 31, 2017, we classified all remaining long-term debt under current liabilities after the lender thereunder notified our subsidiary that it had been accelerated and called due in 2018. Please see “Item 5: Operating and Financial Review and Prospects – Liquidity and Capital Resources” for further information.
ITEM 14:
MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Modifications to Rights of Security Holders
Old MFC previously adopted an advance notice policy on November 18, 2013, which, among other things, fixed a deadline by which director nominations must be submitted to us prior to our meetings of shareholders and sets forth the information that must be included in such notice in order for such nominee to be eligible for election. Such provisions are incorporated in the Articles of New MFC. In the case of an annual meeting, notice must be given to us not less than 30 nor more than 65 days prior to the date of such meeting; provided that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of such meeting was made, notice may be given no later than the close of business on the 10th day following such announcement. In the case of a special meeting called for the purpose of electing directors that is not also an annual meeting, notice must be provided to us no later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.
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
As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2017. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).
Based on this evaluation, management concluded that, as of December 31, 2017, our internal control over financial reporting was effective.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16: [RESERVED]
ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
Silke Stenger was appointed Chair of our Audit Committee with effect from July 14, 2017. Our board of directors had determined that Ms. Stenger qualified as an “audit committee financial expert” and was “independent”, as such terms are used in Section 303A.02 of the NYSE Listed Company Manual.
ITEM 16B: CODE OF ETHICS
Code of Ethics and Code of Conduct
Our board of directors encourages and promotes a culture of ethical business conduct through the adoption and monitoring of our codes of ethics and conduct, the insider trading policy and such other policies as may be adopted from time to time.

Our board of directors adopted a written Code of Business Conduct and Ethics and Insider Trading Policy on July 12, 2017, referred to as the “Code of Ethics”. Since such adoption, our board of directors has conducted an assessment of its performance, including the extent to which the board and each director comply therewith. It is intended that such assessment will be conducted annually.
A copy of our Code of Ethics is available online at our website at www.mfcbancorpltd.com. A copy of the Code of Ethics is filed as Exhibit 11.1 to this Annual Report on Form 20-F.
We will provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: MFC Bancorp Ltd., 2-4 Merrion Row, Dublin 2, Ireland.
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2017 by Moore Stephens LLP were $797,603 (before goods and services tax). The aggregate fees for audit services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2016 by PricewaterhouseCoopers LLP were $1,706,000 (before goods and services tax).
Audit-Related Fees
$0 was billed by Moore Stephens LLP during the year ended December 31, 2017 for services that were not reported under the category “Audit Fees” above. $21,300 was billed by PricewaterhouseCoopers LLP during the year ended December 31, 2016 for assurance or related services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category “Audit Fees” above.
Tax Fees
During the fiscal year ended December 31, 2017, no fees were billed by Moore Stephens LLP for tax compliance, tax advice and tax planning. For the fiscal year ended December 31, 2016, the aggregate fees for tax compliance, tax advice and tax planning by PricewaterhouseCoopers LLP were $47,000 (before goods and services tax).
All Other Fees
During the fiscal year ended December 31, 2017, no fees were billed by Moore Stephens LLP for services not related to audit or tax. For the fiscal year ended December 31, 2016, the aggregate fees billed by PricewaterhouseCoopers LLP for all services not related to audit or tax were $3,400 (before goods and services tax), which related to certain financial due diligence matters.
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
The Audit Committee has considered the nature and amount of the fees billed for the fiscal years ended December 31, 2017 and 2016 by Moore Stephens LLP and by our former auditors, PricewaterhouseCoopers LLP, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of such auditors.
ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E:
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2017, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our Common Shares.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Effective November 11, 2017, the Company’s former auditors resigned and the Company appointed Moore Stephens LLP as the successor auditor. In connection therewith, the Company provides that during the Company’s fiscal years ended December 31, 2016 and 2015 and through the subsequent interim period on or prior to the resignation of the former auditors: (a) there were no disagreements between the Company and the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred.
ITEM 16G: CORPORATE GOVERNANCE
Our Common Shares are listed on the NYSE. Summarized below are the significant differences between our corporate governance rules and the corporate governance rules applicable to U.S. domestic issuers under the listing standards of the NYSE:
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
ITEM 16H: MINE SAFETY DISCLOSURE
Not applicable.
ITEM 17: FINANCIAL STATEMENTS
Not applicable. Please see “Item 18: Financial Statements”.
ITEM 18: FINANCIAL STATEMENTS
The following attached audit reports and financial statements are incorporated herein:
1. Report of Independent Auditors, Moore Stephens LLP, dated April 11, 2018 on the consolidated financial statements of our company for the year ended December 31, 2017	54
2. Report of Independent Auditors, PricewaterhouseCoopers LLP, dated March 31, 2017 on the consolidated financial statements of our company for the year ended December 31, 2016	55
3. Consolidated statements of financial position as of December 31, 2017 and 2016	56
4. Consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015	57
5. Consolidated statements of comprehensive loss for the years ended December 31, 2017, 2016 and 2015	58
6. Consolidated statements of changes in equity for the years ended December 31, 2017, 2016 and 2015	59
7. Consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015	61
8. Notes to consolidated financial statements as of December 31, 2017	62

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the board of directors of MFC Bancorp Ltd
Opinion on the financial statements
We have audited the accompanying consolidated statement of financial position of MFC Bancorp Ltd and its subsidiaries (collectively the “Company”) as of December 31, 2017, the related consolidated statements of operations, comprehensive (loss)/income, changes in equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for opinion
The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Moore Stephens LLP,
Chartered Accountants
We have served as the Company’s auditor since 2017.
150 Aldersgate Street
London
EC1A 4AB
United Kingdom
April 10, 2018

Report of Independent Registered Public Accounting Firm
To the Shareholders of
MFC Bancorp Ltd.
We have completed an audit of MFC Bancorp Ltd. and its subsidiaries’ prior years consolidated financial statements. Our opinion, based on our audit is presented below.
Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of MFC Bancorp Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.
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
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MFC Bancorp Ltd. and its subsidiaries as at December 31, 2016 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other matter
We were not engaged to audit, review, or apply any procedures to the adjustments and disclosures to retrospectively reflect the share consolidation and subsequent share split described in Note 1. Accordingly, we do not express an opinion or any other form of assurance about whether such adjustments and disclosures are appropriate and have been properly applied. Those adjustments and disclosures were audited by other auditors.
/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
March 31, 2017

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Canadian Dollars in Thousands)
	Notes	December 31, 2017	December 31, 2016
ASSETS
Current Assets
Cash and cash equivalents		$74,870	$120,676
Short-term cash deposits		194	182
Securities		5,127	5,018
Securities – derivatives		190	1,240
Trade receivables	7	34,259	135,962
Tax receivables		747	11,743
Other receivables	8	21,690	35,251
Inventories	9	9,826	31,954
Real estate held for sale		—	1,066
Deposits, prepaid and other	10	2,378	12,195
Assets held for sale	5	—	45,667
Total current assets		149,281	400,954
Non-current Assets
Securities		771	561
Securities – derivatives		56	—
Real estate held for sale		13,803	13,035
Investment property	11	37,660	35,663
Property, plant and equipment	12	83,954	99,443
Interests in resource properties	13	92,551	79,147
Deferred income tax assets	14	16,694	16,647
Other		2,132	4,072
Other, restricted		45	816
Total non-current assets		247,666	249,384
		$396,947	$650,338
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	15	$2,074	$95,416
Debt, current portion	16	43,733	36,249
Account payables and accrued expenses	17	44,750	45,114
Financial liabilities – derivatives		302	5,514
Income tax liabilities		1,910	2,486
Liabilities relating to assets held for sale	5	—	29,897
Total current liabilities		92,769	214,676
Long-term Liabilities
Debt, less current portion	16	—	80,564
Financial liabilities – derivatives		—	940
Accrued pension obligations, net	18	—	3,259
Decommissioning obligations	19	13,699	13,219
Deferred income tax liabilities	14	10,303	7,353
Other		227	897
Total long-term liabilities		24,229	106,232
Total liabilities		116,998	320,908
Equity
Capital stock, fully paid	20	16	419,916
Additional paid-in capital		312,132	—
Treasury stock	20	(2,643)	(61,085)
Contributed surplus		16,666	15,417
Deficit		(87,183)	(88,920)
Accumulated other comprehensive income		38,792	42,192
Shareholders’ equity		277,780	327,520
Non-controlling interests		2,169	1,910
Total equity		279,949	329,430
		$396,947	$650,338

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2017, 2016 and 2015
(Canadian Dollars in Thousands, Except per Share Amounts)
	Notes	2017	2016	2015
Gross revenues	21	$274,035	$1,131,657	$1,629,100
Costs and expenses:
Costs of sales and services	21	263,586	1,061,052	1,573,868
Selling, general and administrative		45,472	79,164	86,648
Share-based compensation – selling, general and administrative	22	2,876	—	—
Finance costs		8,415	24,102	22,329
Impairment of available-for-sale securities		—	91	245
(Reversal of) impairment of hydrocarbon and resource properties		(8,945)	(8,566)	235,875
Exchange differences on foreign currency transactions, net loss (gain)		1,038	(7,480)	930
		312,442	1,148,363	1,919,895
Loss from operations before income taxes		(38,407)	(16,706)	(290,795)
Income tax (expense) recovery:
Income taxes		(6,885)	(5,994)	46,518
Resource revenue taxes		(1,773)	(1,020)	(325)
	23	(8,658)	(7,014)	46,193
Loss from continuing operations		(47,065)	(23,720)	(244,602)
Loss from discontinued operations	5	—	—	(241,402)
Net loss for the year		(47,065)	(23,720)	(486,004)
Net income attributable to non-controlling interests		(790)	(1,641)	(1,626)
Net loss attributable to owners of the parent company		$(47,855)	$(25,361)	$(487,630)
Basic loss per share:
Continuing operations	24	$(3.81)	$(2.01)	$(19.50)
Discontinued operations	24	—	—	(19.11)
		$(3.81)	$(2.01)	$(38.61)
Diluted loss per share:
Continuing operations	24	$(3.81)	$(2.01)	$(19.50)
Discontinued operations	24	—	—	(19.11)
		$(3.81)	$(2.01)	$(38.61)
Weighted average number of common shares outstanding
– basic	24	12,544,141	12,628,454	12,628,454
– diluted	24	12,544,141	12,628,454	12,628,454
The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2017, 2016 and 2015
(Canadian Dollars in Thousands)
	2017	2016	2015
Net loss for the year	$(47,065)	$(23,720)	$(486,004)
Other comprehensive (loss) income, net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	7,002	(14,067)	79,355
Reclassification adjustment for exchange differences to statements of operations for subsidiaries disposed of	(11,306)	(560)	143
Net exchange difference	(4,304)	(14,627)	79,498
Fair value gain (loss) on available-for-sale securities	542	(73)	(293)
Reclassification of fair value (gain) loss on available-for-sale securities to statements of operations for securities disposed of or impaired	(52)	141	245
Net fair value gain (loss) on available-for-sale securities	490	68	(48)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of net defined benefit liabilities	219	192	(298)
	(3,595)	(14,367)	79,152
Total comprehensive loss for the year	(50,660)	(38,087)	(406,852)
Comprehensive income attributable to non-controlling interests	(683)	(1,585)	(2,028)
Comprehensive loss attributable to owners of the parent company	$(51,343)	$(39,672)	$(408,880)
Consisting of: Continuing operations	$(51,343)	$(39,672)	$(167,478)
Discontinued operations	—	—	(241,402)
	$(51,343)	$(39,672)	$(408,880)

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2017, 2016 and 2015
(Canadian Dollars in Thousands)
	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	Retained Earnings (Deficit)	Available- for-sale Securities	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2014	17,305,673	$419,655	(4,687,218)	$(61,085)	$13,790	$1,830	$424,129	$(49)	$1,444	$(21,997)	$777,717	$1,216	$778,933
Net (loss) income	—	—	—	—	—	—	(487,630)	—	—	—	(487,630)	1,626	(486,004)
Disposition of a subsidiary	—	—	—	—	—	—	—	—	(1,645)	—	(1,645)	—	(1,645)
Issuance of contingently issuable shares	10,000	261	—	—	—	(203)	(58)	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(1,236)	(1,236)
Net fair value loss	—	—	—	—	—	—	—	(48)	—	—	(48)	—	(48)
Net loss on remeasurements	—	—	—	—	—	—	—	—	(298)	—	(298)	—	(298)
Net exchange differences	—	—	—	—	—	—	—	—	—	79,096	79,096	402	79,498
Balance at December 31, 2015	17,315,673	419,916	(4,687,218)	(61,085)	13,790	1,627	(63,559)	(97)	(499)	57,099	367,192	2,008	369,200
Net (loss) income	—	—	—	—	—	—	(25,361)	—	—	—	(25,361)	1,641	(23,720)
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(1,683)	(1,683)
Net fair value gain	—	—	—	—	—	—	—	68	—	—	68	—	68
Net gain on remeasurements	—	—	—	—	—	—	—	—	192	—	192	—	192
Net exchange differences	—	—	—	—	—	—	—	—	—	(14,571)	(14,571)	(56)	(14,627)
Balance at December 31, 2016	17,315,673	419,916	(4,687,218)	(61,085)	13,790	1,627	(88,920)	(29)	(307)	42,528	327,520	1,910	329,430
Repurchase and cancellation of shares and cancellation of shares and equity instruments	(90,000)	(2,856)	—	—	—	(1,627)	3,165	—	—	—	(1,318)	—	(1,318)
Plan of arrangement – purchase of fractional shares	(3,654)	(41)	—	—	—	—	—	—	—	—	(41)	—	(41)
Plan of arrangement – cash distributions	—	(2)	—	—	—	—	—	—	—	—	(2)	—	(2)
Plan of arrangement – offsetting deficit	—	(87,850)	—	—	—	—	87,850	—	—	—	—	—	—
Plan of arrangement – share capital restructuring	(4,621,571)	(17,019)	4,621,571	58,442	—	—	(41,423)	—	—	—	—	—	—
Shares issued to non- controlling interests, net of subscription receivables	—	—	—	—	—	—	—	—	—	—	—	1,177	1,177
Net loss	—	—	—	—	—	—	(47,855)	—	—	—	(47,855)	790	(47,065)
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	(1,601)	(1,601)
Share based compensation	—	—	—	—	2,876	—	—	—	—	—	2,876	—	2,876
Net fair value gain	—	—	—	—	—	—	—	490	—	—	490	—	490
Net gain on remeasurements	—	—	—	—	—	—	—	—	219	—	219	—	219
Disposition of subsidiaries	—	—	—	—	—	—	—	—	88	—	88	—	88
Net exchange differences	—	—	—	—	—	—	—	—	—	(4,197)	(4,197)	(107)	(4,304)
Balance at December 31, 2017	12,600,448	$312,148	(65,647)	$(2,643)	$16,666	$—	$(87,183)	$461	$—	$38,331	$277,780	$2,169	$279,949

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
For the Years Ended December 31, 2017, 2016 and 2015
(Canadian Dollars in Thousands)
Total Comprehensive (Loss) Income for the Years ended December 31,	Owners of the Parent Company	Non- controlling Interests	Total
2015	$(408,880)	$2,028	$(406,852)
2016	(39,672)	1,585	(38,087)
2017	(51,343)	683	(50,660)
	Common Shares		Preferred Shares*		Total Capital Stock
Components of Capital Stock	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2014	12,684,102	$402,636	4,621,571	$17,019	17,305,673	$419,655
Issuance of contingently issuable shares	10,000	261	—	—	10,000	261
Balance at December 31, 2015 and 2016	12,694,102	402,897	4,621,571	17,019	17,315,673	419,916
Issuance of contingently issuable shares	(90,000)	(2,856)	—	—	(90,000)	(2,856)
Plan of arrangement	(3,654)	(87,893)	(4,621,571)	(17,019)	(4,625,225)	(104,912)
Balance at December 31, 2017	12,600,448	$312,148	—	$—	12,600,448	$312,148

*
All Preferred Shares were held by the Group as Treasury Stock

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2017, 2016 and 2015
(Canadian Dollars in Thousands)
	2017	2016	2015
Cash flows from continuing operating activities:
Net loss for the year	$(47,065)	$(23,720)	$(244,602)
Adjustments for:
Amortization, depreciation and depletion	6,732	11,951	6,450
Exchange differences on foreign currency transactions	1,038	(7,480)	930
Loss on short-term securities	1	66	84
Loss (gain) on dispositions of subsidiaries	10,219	(2,585)	—
Impairment of available-for-sale securities	—	91	245
(Reversal of) impairment of hydrocarbon and resource properties	(8,945)	(8,566)	235,875
Share-based compensation	2,876	—	—
Deferred income taxes	3,141	1,454	(50,800)
Market value (increase) decrease on commodity inventories	(400)	4,273	1,910
Interest accretion	412	471	148
Credit losses	23,923	18,277	54,528
Write-offs of payables	(3,779)	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	—	39	(33)
Short-term securities	—	3,997	80
Restricted cash	—	624	60
Receivables	30,188	(16,869)	57,608
Inventories	19,588	184,944	15,650
Deposits, prepaid and other	8,361	24,661	(8,596)
Assets held for sale	12,636	—	—
Short-term bank borrowings	(34,513)	34,707	(137,621)
Account payables and accrued expenses	(26,513)	(124,528)	(18,555)
Income tax liabilities	21	(1,576)	(975)
Accrued pension assets, net of obligations	(54)	43	(760)
Other	(1,064)	(407)	(6,674)
Cash flows (used in) provided by continuing operating activities	(3,197)	99,867	(95,048)
Cash flows from continuing investing activities:
Dispositions (purchases) of property, plant and equipment, net	4,783	(198)	(8,045)
Acquisition of intangible assets	(765)	—	—
Proceeds from sales of investments, net	526	10,138	—
Increase in loan receivables	(590)	(366)	(2)
Decrease in loan receivables	725	693	429
Acquisitions of subsidiaries, net of cash acquired	(44)	(23,926)	—
Dispositions of subsidiaries, net of cash and cash equivalents disposed of	(8,384)	48,796	—
Other	255	345	(943)
Cash flows (used in) provided by continuing investing activities	(3,494)	35,482	(8,561)
Cash flows from continuing financing activities:
Debt repayment	(42,253)	(186,286)	(68,707)
Debt borrowing	—	20,694	5,662
Cash paid under the plan of arrangement	(43)	—	—
Shares issued to non-controlling interests	1,177	—	—
Dividends paid to shareholders	—	—	(4,388)
Dividends paid to non-controlling interests	(1,601)	(1,683)	(1,236)
Cash flows used in continuing financing activities	(42,720)	(167,275)	(68,669)
Cash flows used in discontinued operating activities	—	—	(7,004)
Cash flows used in discontinued investing activities	—	—	(1,395)
Exchange rate effect on cash and cash equivalents	3,605	(37,540)	35,619
Decrease in cash and cash equivalents	(45,806)	(69,466)	(145,058)
Cash and cash equivalents, beginning of year	120,676	197,519	344,891
Cash and cash equivalents included in assets held for sale, net	—	(7,377)	(2,314)
Cash and cash equivalents, end of year	$74,870	$120,676	$197,519
Cash and cash equivalents at end of year consisted of:
Cash	$74,870	$113,591	$120,805
Money market and highly liquid funds	—	7,085	76,714
	$74,870	$120,676	$197,519
Supplemental cash flows disclosure (see Note 27)
Interest received	$1,079	$3,632	$4,233
Dividends received	—	6	7
Interest paid	(4,575)	(14,533)	(15,273)
Income taxes paid	(1,704)	(3,317)	(5,345)
The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017
Note 1. Nature of Business
On July 14, 2017, MFC Bancorp Ltd. (“Old MFC”), a corporation under the laws of British Columbia and MFC Bancorp Ltd. (“New MFC”), a corporation under the laws of the Cayman Islands, completed a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Pursuant to the Arrangement, among other things: (i) The common shares of Old MFC (the “Old MFC Shares”) were consolidated on a 100 for 1 basis, with any resulting fractional shares being eliminated and, thereafter, such Old MFC Shares were split on a 1 for 20 basis (the “Share Consolidation/Split”); (ii) Old MFC’s stated shareholders’ capital was reduced by an amount equal to its retained deficit; and (iii) each Old MFC Share outstanding after the completion of the Share Consolidation/Split was exchanged for one common share of U.S. $0.001 par value each of New MFC and US$0.0001 per share in cash. In these consolidated financial statements, the numbers of shares and the earnings per share in the prior periods have been restated to reflect the Share Consolidation/Split.
As a result of the Arrangement, New MFC became a successor issuer to Old MFC for financial reporting purposes. The Arrangement was not a business combination, but an internal capital reorganization. Upon completion of the Arrangement, New MFC controls and operates the same assets and business as Old MFC. The Arrangement did not involve any change in the beneficial ownership of the group nor any change to the nature and scale of its operations, save for changing the place of incorporation of the holding company of the Group from Canada to the Cayman Islands. Accordingly, the consolidated financial statements of New MFC is a continuation of Old MFC’s existing and on-going activities with assets and liabilities at book values, and include Old MFC’s full results for the year, including comparatives. Unless the context otherwise indicates, references to the “Company” or “MFC Bancorp” are to New MFC.
MFC Bancorp and the entities it controls are collectively known as the “Group” in these consolidated financial statements. The Group is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. The Group commits its own capital to promising enterprises and invests and otherwise captures investment opportunities for its own account. The Group seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group’s investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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
The following table sets out exchange rates for the translation of the Euro and U.S. dollar, which represented the major trading currencies of the Group, into the Canadian dollar:
	EUR	US$
Closing rate at December 31, 2017	1.5052	1.2545
Average rate for the year 2017	1.4650	1.2986
Closing rate at December 31, 2016	1.4169	1.3427
Average rate for the year 2016	1.4660	1.3248
Closing rate at December 31, 2015	1.5029	1.3840
Average rate for the year 2015	1.4182	1.2787
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

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
Use of Estimates and Assumptions and Measurement Uncertainty
The timely preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management’s best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends and management’s assessment of probable future outcomes of these matters. Actual results could differ from these estimates and such differences could be material. For critical judgments in applying accounting policies and major sources of estimation uncertainty (see Notes 2C and 2D).
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

A financial asset or financial liability at fair value through profit or loss is a financial asset or financial liability that meets either of the following conditions: (a) it is classified as held for trading if it is (i) acquired or incurred principally for the purpose of selling or repurchasing it in the near term, (ii) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking, or (iii) a derivative, except for a derivative that is a designated and effective hedging instrument; or (b) it is designated by the Group upon initial recognition as at fair value through profit or loss when certain conditions are met. Generally, a financial instrument cannot be reclassified out of the fair value through profit or loss category while it is held or issued, except in rare circumstances.
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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
(vii) Inventories
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
(viii) Real Estate Held for Sale
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
DECEMBER 31, 2017

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
(ix) Investment Property
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
DECEMBER 31, 2017

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
(xi) Interests in Resource Properties
The Group’s interests in resource properties comprise exploration and evaluation assets (comprising hydrocarbon probable reserves and hydrocarbon unproved lands), hydrocarbon development and production assets and an interest in an iron ore mine.
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
(b) Hydrocarbon development and production assets and an interest in an iron ore mine
The Group’s interests in resource properties include an interest in an iron ore mine and hydrocarbon development and production assets.
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
DECEMBER 31, 2017

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
The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Where an individual asset does not generate separately identifiable cash flows, an impairment test is performed at the cash-generating unit (“CGU”) level. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where the carrying amount of an asset (or CGU) exceeds its recoverable amount, the asset (or CGU) is considered impaired and written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, an appropriate valuation model is used. These calculations are corroborated by external valuation metrics or other available fair value indicators wherever possible.
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(xiii) Defined Benefit Pension Plan
Prior to October 1, 2017, the Group had defined benefit pension plans.
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
(xiv) Provisions and Contingencies
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
(xv) Puttable Instrument Financial Liabilities
A puttable financial instrument represents a contractual obligation for the issuer to repurchase or redeem the instrument for cash or another financial asset on exercise of the put. Puttable instruments held by non-controlling interests in a subsidiary are classified as a financial liability, which is recognized at an

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

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
(xvi) Decommissioning Obligations
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
DECEMBER 31, 2017

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
(xxi) Leases
A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Operating lease payments are expensed in profit or loss over the term of the lease on a straight line basis.
(xxii) Share-Based Compensation
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(xxiii) Finance Costs
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
(xxiv) Income Taxes
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

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
(iv) Purchase Price Allocations
For each business combination, the Group measures the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. The determination of fair value requires the Group to make assumptions, estimates and judgments regarding future events, including the profit forecast of the new subsidiary in the future. The allocation process is inherently subjective and impacts the amounts assigned to individual identifiable assets and liabilities, including the fair value of long-lived assets, the recognition and measurement of any unrecorded intangible assets and/or contingencies and the final determination of the amount of goodwill or bargain purchase. The inputs to the exercise of judgments include legal, contractual, business and economic factors. As a result, the purchase price allocation impacts the Group’s reported assets and liabilities and future net earnings due to the impact on future depreciation, depletion and amortization and impairment tests.
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
(i) Interests in Resource Properties and Reserve Estimates
The Group had interests in resource properties with an aggregate carrying amount of  $92,551 as at December 31, 2017.
Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group’s interests in resource properties and/or property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from the Group’s hydrocarbon interests are independently evaluated by reserve engineers at least annually.
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
Included in interests in resource properties as at December 31, 2017, were exploration and evaluation assets with an aggregate carrying amount of  $21,702. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.
(ii) Impairment of Other Non-financial Assets
The Group had property, plant and equipment aggregating $83,954 as at December 31, 2017, consisting mainly of two power plants and a natural gas processing facility. Impairment of the Group’s non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company’s CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of the Group’s property, plant and equipment.
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

The Group recognized deferred income tax assets of  $16,694 as at December 31, 2017. In assessing the realizability of deferred income tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.
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
(v) Allowance for Credit Losses
The Group applies credit risk assessment and valuation methods to its trade and other receivables (see Note 2B(vi)). In February 2016, a customer of the Group filed for insolvency, which was an adjusting subsequent event in 2015 under IAS 10, and, as a result, the Group had to determine an allowance for credit losses against the trade receivables due from the customer and its affiliates, the provisions under certain guarantees which the Group had issued and the potential recoveries as at December 31, 2015. The recognition and measurement of these provisions was a complex process, involving a significant degree of judgment and a high level of estimation uncertainty. The factors considered include the Group’s legal rights and obligations under all the contracts and collateral which include inventories, mortgages and other credit enhancement instruments. After the recognition of impairment losses, the Group had net trade receivables of  $21,375 due from the customer and its affiliates as at December 31, 2017 (see Note 7).
E. Accounting Changes
Future Accounting Changes
IFRS 9, Financial Instruments, (“IFRS 9”), issued in July 2014, is the IASB’s replacement for IAS 39. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for annual reporting periods beginning on or after January 1, 2018. Management completed its assessment of the impacts of IFRS 9 on the Group’s consolidated financial statements and does not expect that IFRS 9 will have significant impacts on the Group’s consolidated financial statements except for additional disclosures. Accumulated other comprehensive income of  $526 on available-for-sale equity securities will be reclassified to opening deficit upon the initial adoption of IFRS 9. In accordance with the transition rules of IFRS 9, the Group will not restate its consolidated financial statements for prior periods but will recognize the difference between the previous carrying amount and the revised carrying amount on initial application of IFRS9 in opening deficit as at January 1, 2018.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management completed its assessment of the impacts of IFRS 15 on the Group’s consolidated financial statements and does not expect that IFRS 15 will have significant impacts on the Group’s consolidated financial statements except for additional disclosures.
IFRS 16, Leases (“IFRS 16”), issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management will adopt IFRS 16 in 2019 and is currently assessing the impacts of IFRS 16 on the Group’s consolidated financial statements.
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
As at December 31:	2017	2016
Total debt	$ 43,733	$ 116,813
Less: cash and cash equivalents	(74,870)	(120,676)
Net debt	Not applicable	Not applicable
Shareholders’ equity	277,780	327,520
Debt-to-adjusted capital ratio	Not applicable	Not applicable
As at December 31:	2017	2016
Long-term debt	$ —	$ 80,564
Shareholders’ equity	277,780	327,520
Long-term debt-to-equity ratio	Not applicable	0.25
During 2017, the Group’s strategy, which was unchanged from 2016, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a manageable level. The decrease in the ratios in 2017 (i.e. not applicable) reflects the reduction in debt. The terms and conditions of the Group’s debt agreements include, and future debt agreements may include, covenants and restrictions of a customary nature for such agreements.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 4. Acquisitions of Consolidated Entities
Year 2017
Effective October 1, 2017, the Group completed the acquisition of a metal processing company based in Europe. Pursuant to the transaction, the Group acquired the company which equaled the fair values of the identifiable assets acquired and the liabilities assumed on the closing date. Goodwill of  $502 was recognized upon the acquisition of the metal processing company. The amount of acquisition-related costs was nominal, which was included in selling, general and administrative expenses in profit or loss. This acquisition was not considered a material business combination and did not have material impact on the Group’s financial position.
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
Note 5. Assets Classified as Held for Sale and Discontinued Operations
In 2015, the Board of Directors of the Company approved a plan to sell all of the Group’s resource properties. The assets of the disposal groups were classified as assets held for sale effective September 30, 2015 in compliance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.
On June 30 and September 30, 2016, the Group ceased to classify the remaining disposal groups as held for sale as the criteria for assets classified as held for sale were no longer met. Accordingly, the results of operations of these disposal groups for the years ended December 31, 2015 have been reclassified to continuing operations.
On December 31, 2016, the Group reclassified the assets and liabilities of a commodities trading subsidiary as held for sale. The sale was completed in 2017.
The major assets and liabilities of the commodities trading subsidiary as at December 31, 2016 comprised the following:
Current assets	$42,293
Non-current assets	3,374
Total assets held for sale	45,667
Debt	(20,140)
Other liabilities	(9,757)
Total liabilities relating to assets held for sale	(29,897)
Net assets held for sale	$15,770

The Group’s discontinued operations for the year ended December 31, 2015 comprised certain hydrocarbon properties and an iron ore interest, both of which were included in the Company’s merchant banking reportable business segment.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 5. Assets Classified as Held for Sale and Discontinued Operations (continued)

The following summarizes the results of the discontinued operations for the year ended December 31, 2015. The Group did not have discontinued operations in 2017 and 2016.
	2015	2015
	Hydrocarbon properties	Iron ore interest
Revenues	$62,384	$—
Costs and expenses	(215,779)	(27,397)
Loss before income taxes	(153,395)	(27,397)
Income tax expense	(48,623)	—
Net loss from discontinued operations	(202,018)	(27,397)
Loss on disposal of assets	—	—
Income tax expense	(11,987)	—
Net loss on disposal of assets	(11,987)	—
Total loss from discontinued operations	$(214,005)	$(27,397)

All intercompany transactions with continuing operations, except for those that have continued subsequent to dispositions, have been eliminated. Costs and expenses for the years ended December 31, 2015 included the following non-cash impairment losses (before income taxes) on tangible assets and resource properties:
2015
Hydrocarbon properties	$148,877
Interest in an iron ore development project	27,397
Gross impairment	$176,274

Hydrocarbon properties
In September 2015, the Group’s realized pricing for natural gas, natural gas liquids and oil had declined since December 31, 2014. As such, as at September 30, 2015, the Group performed an impairment assessment on its hydrocarbon properties utilizing post-tax discount rates between 10% and 13% and recognized total non-cash impairment losses of  $143,609. As a result of the impairment charge, a previously recorded deferred tax asset of  $50,918 had to be written off. The non-cash impairment losses comprised $46,715 allocated to development and production assets, $16,108 to probable reserves, $33,114 to property, plant and equipment and $47,672 to the properties previously included in assets held for sale. Of the gross impairment losses of  $143,609, impairment losses of  $47,672 were included in continuing operations, with the remaining impairment losses of  $95,937 (before an associated deferred income tax expense of  $50,918) attributable to discontinued operations. In the fourth quarter of 2015, the Group recognized an additional impairment loss of  $52,940 in discontinued operations.
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 5. Assets Classified as Held for Sale and Discontinued Operations (continued)

Interest in an iron ore development project
In the third quarter of 2015, the Group reviewed the cash flow projections for the iron ore development project located in the United States. Given the reduced viability of this project, high capital cost to complete requisite studies and management’s business focus on trade finance banking activities, management determined that an impairment loss of  $27,397 was required, before a deferred income tax recovery of  $nil, as at September 30, 2015, to write down the carrying amount of its interest to a nominal amount. The impairment loss was included in the results of discontinued operations. The interest was sold during 2016.
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 6. Business Segment Information (continued)

Segment Operating Results
	Year ended December 31, 2017
	Merchant banking	All other	Total
Revenues from external customers	$256,412	$17,623	$274,035
Intersegment sale	1,668	204	1,872
Interest expense	4,931	—	4,931
Loss before income taxes	(28,254)	(10,153)	(38,407)
	Year ended December 31, 2016
	Merchant banking	All other	Total
Revenues from external customers	$1,095,896	$35,761	$1,131,657
Intersegment sale	1,975	360	2,335
Interest expense	15,751	—	15,751
Loss before income taxes	(13,785)	(2,921)	(16,706)
	Year ended December 31, 2015
	Merchant banking	All other	Total
Revenues from external customers	$1,593,879	$35,221	$1,629,100
Intersegment sale	1,705	175	1,880
Interest expense	17,631	11	17,642
Loss before income taxes	(290,342)	(453)	(290,795)
	As at December 31, 2017
	Merchant banking	All other	Total
Segment assets	$343,649	$53,298	$396,947
	As at December 31, 2016
	Merchant banking	All other	Total
Segment assets (recast)	$589,017	$61,321	$650,338
	As at December 31, 2017
	Merchant banking	All other	Total
Segment liabilities	$106,713	$10,285	$116,998
	As at December 31, 2016
	Merchant banking	All other	Total
Segment liabilities (recast)	$306,206	$14,702	$320,908
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 6. Business Segment Information (continued)

Geographic results are generally determined as follows:
Segment	Basis for attributing revenues
Merchant banking	Locations of external customers or the reporting units, whichever is appropriate
All other	Locations of the reporting units
Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenues from external customers attributed to MFC Bancorp’s country of domicile and all foreign geographic regions from which the Group derives revenues:
Years ended December 31:	2017	2016	2015
Cayman Islands (country of domicile since July 2017)	$—	$—	$—
Canada (country of domicile until July 2017)	19,595	28,328	77,199
Germany (country generating the largest revenues)	122,643	280,552	473,835
Africa	4,283	32,519	26,376
Americas	22,446	256,598	309,217
Asia	14,894	113,821	176,766
Europe	90,174	419,839	564,669
Other	—	—	1,038
	$274,035	$1,131,657	$1,629,100

Except for the geographic concentrations as indicated in the above table, there were no other revenue concentrations in 2017, 2016 and 2015.
The following table presents non-current assets other than financial instruments, deferred income tax assets and other non-current assets by geographic area based upon the location of the assets. The table excludes assets classified as held for sale under IFRS 5.
As at December 31:	2017	2016
Canada (country having the largest non-current assets)	$144,452	$138,281
Africa	32,258	31,710
Americas	—	876
Asia	889	6,957
Europe	52,501	49,464
	$230,100	$227,288

Note 7. Trade Receivables
As at December 31:	2017	2016
Trade receivables, gross amount	$43,207	$194,450
Less: Allowance for credit losses	(8,948)	(58,488)
Trade receivables, net amount	$34,259	$135,962

Trade receivables primarily arise from merchant banking activities.
The Group has two non-recourse factoring arrangements with banks for trade receivables (see Note 15).

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 7. Trade Receivables (continued)

As at December 31, 2017, trade receivables of  $11,352 (2016: $25,949) were past due but not impaired. The aging analyses of these trade receivables as at December 31, 2017 and 2016 are as follows:
Past-due	2017	2016
Below 30 days	$7,322	$6,767
Between 31 and 60 days	728	1,847
Between 61 and 90 days	1,175	799
Between 91 and 365 days	1,813	16,491
Over 365 days	314	45
	$11,352	$25,949

As at December 31, 2017, trade receivables of  $30,337 (2016: $156,243) were impaired and an allowance for credit losses of  $8,948 (2016: $58,488) has been provided. Not all past-due account balances are uncollectible as most of the accounts are covered by credit insurance or other collection procedures. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements (see Note 29).
The aging analyses of impaired trade receivables as at December 31, 2017 and 2016 are as follows:
Past-due	2017	2016
Below 30 days	$—	$7,690
Between 31 and 60 days	—	489
Between 61 and 90 days	—	745
Between 91 and 365 days	—	131,946
Over 365 days	30,337	15,373
	30,337	156,243
Allowance for credit losses	(8,948)	(58,488)
Expected recoverable amount of impaired trade receivables(1)	$21,389	$97,755

(1)
The recoverable amount of impaired trade receivables is covered by credit insurance, bank guarantees and/or other credit enhancements and, therefore, management of the Group believes this entire net amount to be collectible in the ordinary course of business.

The Group considers credit mitigation instruments when measuring credit impairment and determining the allowance for credit losses. The movements in the allowance for credit losses during the years ended December 31, 2017 and 2016 were as follows:
	2017	2016
Balance, beginning of the year	$58,488	$21,210
Additions	12,213	46,601
Reversals	(1,541)	(1,185)
Write-offs	(7,726)	(1,529)
Disposition of subsidiaries	(33,999)	—
Other	(21,099)	(5,123)
Currency translation adjustment	2,612	(1,486)
Balance, end of the year	$8,948	$58,488

In February 2016, a customer of the Group filed for insolvency. This was an adjusting subsequent event under IAS 10 and, as a result, the Group had to determine an allowance for credit losses against the Group’s trade receivables due from this customer and its affiliates (the “customer group”) as at

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 7. Trade Receivables (continued)

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
As at December 31, 2016, management of the Group reviewed the underlying contracts, legal documents, credit enhancement instruments and collateral to assess the recoverability of the outstanding amounts. This assessment required management to make certain assumptions regarding possible future outcomes and carries a degree of estimation uncertainty. While management of the Group believes that these receivables are collectable, a wide range of possible outcomes were considered in its analysis, which resulted in a probability-weighted valuation below the gross carrying amount. Therefore, management of the Group recognized a cumulative allowance for credit losses of $43,943 in connection with this former customer group as at December 31, 2016, including an additional provision of  $33,301 which was recognized during the second quarter of 2016. The resulting carrying amount was most sensitive to the assumptions regarding the likelihood of recovering amounts based on the various sources of collateral. The timing of the resolution of the uncertainty related to the recoverability of these receivables was dependent on the legal processes being followed to recovering these amounts. After the recognition of such impairment losses, the Group had net trade receivables of $100,008 due from this former customer group as at December 31, 2016.
During 2017, management of the Group continued to monitor and asses the collectability of the receivables. As a result of such reviews, the Group reversed and credited an allowance of  $1,541 to profit or loss in the third quarter. During the fourth quarter, the Group disposed of certain subsidiaries which had trade receivables due from this former customer group (see Note 27). Furthermore, the Group increased the valuation allowance by $224 based on its revision of expected future cash flows. As such, the Group had net trade receivables of  $21,375 due from this former customer group as at December 31, 2017.
Note 8. Other Receivables
As at December 31:	2017	2016
Royalty income	$4,525	$4,000
Receivables from insurance company/supplier	—	2,110
Suppliers with debit balance	293	9,670
Loans	321	7,763
Other	16,551	11,708
	$21,690	$35,251

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.
Royalty income receivables included $5,300 due from the former operator of the Wabush mine which commenced Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) proceedings in 2015. In July 2017, the former operator sold the mine assets to a new operator. The new operator mine has disclosed its intention to re-commence mining operations and has remitted the quarterly minimum payments since the second quarter of 2017 to the Group. Future minimum payments by the new operator are not subject to the CCAA Proceedings. Management of the Group reviewed the facts relating to the royalty receivable due

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 8. Other Receivables (continued)

from the former operator with its legal advisors and determined that there was a high probability of recovery as the payments were held in trust in accordance with a court order and the Group’s assessment that the former operator’s application was without merit. However, the court issued a judgment in March 2018, which was not in favor of the Group and the Group is in the process of appealing the same. As a result of such initial court judgment, the Group has provided $1,425 as a valuation allowance for the royalty income receivables.
In addition, during the year ended December 31, 2017, other receivables of  $10,324, mainly relating to finance and loan receivables from a former hydrocarbon subsidiary, (2016: $11,296) were written off.
Note 9. Inventories
As at December 31:	2017	2016
Raw materials	$3,632	$5,404
Work-in-progress	3,444	289
Finished goods	1,440	10,488
Commodity inventories	1,310	15,184
Other	—	589
	$9,826	$31,954
Comprising:
Inventories contracted at fixed prices or hedged	$1,475	$21,071
Inventories – other	8,351	10,883
	$9,826	$31,954

Note 10. Deposits, Prepaid and Other
As at December 31:	2017	2016
Prepayments and deposits for inventories	$303	$11,117
Other	2,075	1,078
	$2,378	$12,195

Note 11. Investment Property
All of the Group’s investment property is located in Europe.
Changes in investment property included in non-current assets:	2017	2016
Balance, beginning of year	$35,663	$37,873
Change in fair value during the year	(26)	(39)
Disposals	(194)	—
Currency translation adjustments	2,217	(2,171)
Balance, end of year	$37,660	$35,663

The amounts recognized in profit or loss in relation to investment property during the years ended December 31, 2017, 2016 and 2015 are as follows:
Years ended December 31:	2017	2016	2015
Rental income	$1,510	$1,511	$1,474
Direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the year	256	226	279

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 12. Property, Plant and Equipment
The following changes in property, plant and equipment were recorded during the year ended December 31, 2017:
Costs	Opening balance	Additions	Disposals	Dispositions of subsidiaries*	Reclassified from inventories	Impairments	Currency translation adjustments	Ending balance
Land and buildings	$944	$26	$—	$(1,221)	$—	$—	$251	$—
Refinery and power plants	91,392	—	—	—	3,786	—	(2,744)	92,434
Processing plant and equipment	18,880	987	(8,678)	57	—	(7,863)	320	3,703
Office equipment	5,189	300	(1,343)	(3,163)	—	—	152	1,135
	$116,405	$1,313	$(10,021)	$(4,327)	$3,786	$(7,863)	$(2,021)	$97,272

*
Net of acquisition of a subsidiary

Accumulated depreciation	Opening balance	Additions	Disposals	Dispositions of subsidiaries	Impairments	Currency translation adjustments	Ending balance
Land and buildings	$208	$344	$—	$(598)	$—	$46	$—
Refinery and power plants	9,308	2,267	—	—	—	(528)	11,047
Processing plant and equipment	3,545	1,377	(2,294)	(27)	(1,223)	248	1,626
Office equipment	3,901	384	(1,118)	(2,639)	—	117	645
	16,962	$4,372	$(3,412)	$(3,264)	$(1,223)	$(117)	13,318
Carrying amount	$99,443						$83,954

The following changes in property, plant and equipment were recorded during the year ended December 31, 2016:
Costs	Opening balance	Additions	Disposals	Dispositions of subsidiaries*	Reclassified from assets held for sale	Reclassified to assets held for sale	Reclassified from resource properties	Currency translation adjustments	Ending balance
Land and buildings	$5,890	$119	$—	$(324)	$—	$(4,745)	$—	$4	$944
Refinery and power plants	67,336	—	—	—	20,255	—	5,000	(1,199)	91,392
Processing plant and equipment	34,548	3,194	(262)	(25,340)	8,128	(646)	—	(742)	18,880
Office equipment	8,515	770	(22)	(2,918)	—	(237)	—	(919)	5,189
	$116,289	$4,083	$(284)	$(28,582)	$28,383	$(5,628)	$5,000	$(2,856)	$116,405

*
Net of acquisition of a subsidiary

Accumulated depreciation	Opening balance	Additions	Disposals	Dispositions of subsidiaries	Reclassified to assets held for sale	Currency translation adjustments	Ending balance
Land and buildings	$1,600	$367	$—	$(139)	$(1,663)	$43	$208
Refinery and power plants	6,860	2,641	—	—	—	(193)	9,308
Processing plant and equipment	8,392	5,403	—	(9,283)	(421)	(546)	3,545
Office equipment	3,692	880	—	(727)	(170)	226	3,901
	20,544	$9,291	$—	$(10,149)	$(2,254)	$(470)	16,962
Carrying amount	$95,745						$99,443

A power plant with a carrying amount of  $26,412 was temporarily idle as of December 31, 2017. Subsequent to the year end, the power plant was vandalized and incurred damage. The Group expects to recover all restoration expenditures through insurance, except the deductible amount of  $350, which will be capitalized and included in the carrying amount of the power plant when incurred.
During the year ended December 31, 2017, 2016 and 2015 respectively, $nil, $nil and $3,948 of expenditures were recognized in the carrying amounts of items of property, plant and equipment in the course of their construction.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 13. Interests in Resource Properties
The Group’s interests in resource properties as at December 31, 2017 and 2016 comprised the following:
	2017	2016
Interest in an iron ore mine	$30,000	$30,000
Hydrocarbon development and production assets	40,849	29,692
Exploration and evaluation assets – hydrocarbon probable reserves	12,367	9,416
Exploration and evaluation assets – hydrocarbon unproved lands	9,335	10,039
	$92,551	$79,147

The movements in the interest in the iron ore mine and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2017 were as follows:
Costs	Opening balance	Decommissioning obligations	Reversal of impairment losses	Ending balance
Interest in an iron ore mine	$30,000	$—	$—	$30,000
Hydrocarbon development and production assets	32,353	254	13,264	45,871
	$62,353	$254	$13,264	$75,871

Accumulated depreciation	Opening balance	Additions	Reversal of impairment losses	Ending balance
Interest in an iron ore mine	$—	$—	$—	$—
Hydrocarbon development and production assets	2,661	2,361	—	5,022
	2,661	$2,361	$—	5,022
Carrying amount	$59,692			$70,849

The movements in the interest in the iron ore mine and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2016 were as follows:
Costs	Opening balance	Decommissioning obligations	Reclassification to refinery and power plants	Reclassified from assets held for sale	Reversal of impairment losses	Ending balance
Interest in an iron ore mine	$—	$—	$—	$30,000	$—	$30,000
Hydrocarbon development and production assets	—	(4,988)	(5,000)	34,669	7,672	32,353
	$—	$(4,988)	$(5,000)	$64,669	$7,672	$62,353

Accumulated depreciation	Opening balance	Additions	Reclassification	Reclassified from assets held for sale	Reversal of impairment losses	Ending balance
Interest in an iron ore mine	$—	$—	$—	$—	$—	$—
Hydrocarbon development and production assets	—	2,661	—	—	—	2,661
	—	$2,661	$—	$—	$—	2,661
Carrying amount	$—					$59,692

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 13. Interests in Resource Properties (continued)

The movements in exploration and evaluation assets included in hydrocarbon probable reserves and unproved lands, respectively, during the year ended December 31, 2017 and 2016 were as follows:
	2017		2016
	Probable reserves	Unproved lands	Probable reserves	Unproved lands
Balance, beginning of year	$9,416	$10,039	$—	$—
Additions	—	—	—	790
Disposal	—	(74)	—	—
Reclassifications from assets held for sale	—	—	7,732	10,039
Reversal (recognition) of impairment (losses)	2,951	(630)	1,684	(790)
Balance, end of year	$12,367	$9,335	$9,416	$10,039

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
In the first quarter of 2015, the former operator of the mine commenced proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) with respect to its Canadian operations and publicly disclosed that its assets comprising the mine would be included in any sales process.
In the third quarter of 2015, the long-term price curve of iron ore continued to deteriorate. Management of the Group reviewed the underlying legal documents and performed a sensitivity analysis on the expected future cash flows from its royalty interest. Consideration was given to reasonably possible scenarios, including the Group exercising its step-in rights and re-taking the mine. The primary factors which impact the recoverable amount, among others, are the number of years of production, iron ore pricing and/or production costs. Each possible scenario was assigned a probability. Based on the cash flows projections, management determined that total non-cash impairment losses of  $218,203 were required, before a deferred income tax recovery of  $54,305, as at September 30, 2015, to write down the carrying amount of the Group’s interest to a nominal amount. In the fourth quarter of 2015, the Group reversed the previously recognized impairment losses by $30,000 and recognized a related deferred tax liability of  $7,800. Such reversal of the previously recognized impairment losses reflected the improvements in the expected future cash flows under possible scenarios, using a pre-tax discount rate of 9% and taking into consideration events that occurred subsequent to the third quarter of 2015.
In 2017, a third party (the new operator) acquired the mine out of CCAA proceedings.
There were no impairment losses on the Group’s interest in the iron ore mine for the years ended December 31, 2017 and 2016.
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
The recoverable amounts of the Group’s hydrocarbon CGUs are determined whenever facts and circumstances provide impairment indicators. CGU’s are mainly determined based upon the geographical region of the Group’s producing properties. The recoverable amounts of each CGU are based on the future

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 13. Interests in Resource Properties (continued)

post-tax cash flows expected to be derived from the Group’s hydrocarbon properties using a fair value less costs of disposal methodology (Level 3 fair value hierarchy). The post-tax cash flow projections incorporate management’s best estimates of future natural gas prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, non-expansionary capital expenditures and inflation. Natural gas pricing included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing. Projected cash flows are discounted using a post-tax discount rate which reflects current market assessments of the time value of money and the risks specific to the hydrocarbon properties for which the future cash flow estimates have not been adjusted.
On December 31, 2016, the Group performed an impairment assessment on its hydrocarbon properties utilizing a post-tax discount rate of 10% and recognized a net non-cash reversal of impairment losses of $8,566, of which $7,672 were allocated to development and production assets and $1,684 to probable reserves and an impairment loss of  $790 was allocated to unproved lands. The related deferred income tax expense for 2016 was $2,526. The impairment losses recognized and included in continuing operations for the year ended December 2015 were $47,672, with related deferred income taxes of  $nil (see Note 5).
On December 31, 2017, the Group performed an impairment assessment on its hydrocarbon properties utilizing a post-tax discount rate of 11% and recognized a net non-cash reversal of impairment losses of $15,585, of which $13,264 were allocated to development and production assets and $2,951 to probable reserves and an impairment loss of  $630 was allocated to unproved lands.
Note 14. Deferred Income Tax Assets and Liabilities
The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of the Group’s deferred income tax assets and liabilities are as follows:
As at December 31:	2017	2016
Non-capital tax loss carry-forwards	$18,450	$24,308
Interests in resource properties	(10,536)	(10,370)
Other assets	2,237	5,304
Other liabilities	(3,760)	(9,948)
	$6,391	$9,294
Presented on the consolidated statements of financial position as follows:
Deferred income tax assets	$16,694	$16,647
Deferred income tax liabilities	(10,303)	(7,353)
Net	$6,391	$9,294

As at December 31, 2017, the Group had estimated accumulated non-capital losses, which expire in the following countries as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.
Country	Gross amount	Amount for which no deferred income tax asset is recognized	Expiration dates
Canada	$24,075	$ —	2033-2036
Germany	2,554	—	Indefinite
Austria	340,600	340,600	Indefinite
Uganda	51,563	46,253	Indefinite
Malta	98,354	70,056	Indefinite

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 14. Deferred Income Tax Assets and Liabilities (continued)

The utilization of the deferred tax assets is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences and the Group companies have suffered losses in either the current or preceding period(s) in the tax jurisdictions to which the deferred tax assets relate.
As previously disclosed, a former affiliate received notices of tax reassessments from taxation authorities relating to prior periods, which denied certain deductions, losses and credits in the computation of income taxes payable. The former affiliate objected to such reassessment notices and appealed the federal assessment in court. Based on, among other things, the Group’s consultation with its advisors and review of the reassessments, the material facts related thereto and the subject transactions, management determined that the probability of the reassessments being successful in court was remote. Accordingly, the Group did not record any liability in prior years in connection with such reassessments. While the Group is not a party to these proceedings, there can be no assurance that the former affiliate will be successful and, if unsuccessful, that there will not be potential claims made against the Group in relation thereto.
The Group companies’ income tax and payroll tax filings are also subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group’s income tax and payroll tax liability. In the event that management’s estimate of the future resolution of these matters changes, the Group will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.
Note 15. Short-term Bank Borrowings
Short-term bank borrowings are repayable within a year from the borrowing date. They are used to finance the Group’s day-to-day merchant banking business.
As at December 31:	2017	2016
Credit facilities from banks	$2,074	$95,416

As at December 31, 2017, the Group had credit facilities aggregating $29,000 as follows: (a) non-recourse factoring lines for receivables financing of  $19,600; (b) a refinancing line at the Group’s bank subsidiary of $7,500; and (c) a commodity hedging credit facility of  $1,900 which allows management to hedge industrial metals and products for the Group’s production subsidiaries. All these facilities are renewable on a yearly basis or usable until further notice.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 16. Debt
Certain of the Group’s subsidiaries have entered into long-term debt agreements with numerous banks and financial institutions. These agreements, which include customary terms and conditions in accordance with industry standards for unsecured facilities, include:
As at December 31:	2017	2016
Due to a bank, US$19,430 and US$19,428 at December 31, 2017 and 2016, respectively, fixed interest plus an interest margin and backup guarantee fee on US$19,428 (5.05% at December 31, 2017) and payable quarterly, secured by intercompany loan receivables and due in equal annual repayments with final repayment in September 2022	$24,374	$26,085
Due to a bank, €nil and €16,414 at December 31, 2017 and 2016, respectively	—	23,257
Due to banks, €nil and €8,000 at December 31, 2017 and 2016,	—	11,335
Due to a bank €nil and €25,900 at December 31, 2017 and 2016, respectively	—	36,699
Due to a bank, €13,605 and €14,642 at December 31, 2017 and 2016, respectively, €13,404 at a fixed interest rate (2.7% at December 31, 2017) and the remainder at EURIBOR plus an interest margin (1.55% at December 31, 2017) and payable quarterly, due in semi-annual repayments with final payment in May 2025. Repayments totaling $1,559 were past-due at December 31, 2017.	19,359	19,437
	$43,733	$116,813
Current portion	$43,733	$36,249
Long-term portion	—	80,564
	$43,733	$116,813

For additional information, see Note 27.
All long-term debt was classified to current liabilities as at December 31, 2017 as the lender notified the subsidiary borrowers that the debt had been accelerated and called due in 2018. The Group is in the process of negotiating an extension or other resolution with the lender on these subsidiaries’ debts.
Interest expense of  $nil, $nil and $608 was capitalized and included in property, plant and equipment during the year ended December 31, 2017, 2016 and 2015, respectively.
Note 17. Account Payables and Accrued Expenses
As at December 31:	2017	2016
Trade and account payables	$39,528	$27,053
Value-added, goods and services and other taxes (other than income taxes)	2,559	3,610
Compensation	392	1,837
Contract liabilities	769	535
Deposits from customers	—	1,471
Acquisition price payables	—	1,716
Sale of shares on behalf of other	—	3,067
Provision for guarantee	1,502	—
Other	—	5,825
	$44,750	$45,114

Trade payables arise from the Group’s day-to-day trading activities. The Group’s expenses for services and other operational expenses are included in account payables. Generally, these payables and accrual accounts do not bear interest and have a maturity of less than one year.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 18. Accrued Pension Obligations
At December 31, 2016, the Group had post-retirement defined benefit plans for its employees in Austria and Germany. During the fourth quarter of 2017, the aforesaid subsidiaries were disposed of and the Group deconsolidated the defined benefit obligations and the related plan assets, which had net accrued pension obligations of  $2,593 at the time of the disposals. As at December 31, 2017, the Group did not have any post-retirement defined benefit plans and its defined benefit obligations and their fair value of the related plan assets were both $nil.
As at December 31, 2016, the Group had net accrued pension obligations of  $3,259, consisting of fair value of plan assets of  $1,453 and defined benefit obligations of  $4,712. The balance of the fair value of plan assets of the Group as at January 1, 2016 was $11,838. During the year ended December 31, 2016, changes to the fair value of plan assets comprised of decreases of  $10,394 and $1,386 from dispositions of subsidiaries and payment of benefits, respectively, and increases of  $957, $215 and $223 from the return on plan assets, employer contributions and currency translation adjustments, respectively. The balance of defined benefit obligations as at January 1, 2016 was $15,899. During the year ended December 31, 2016, changes in the defined benefit obligations of the Group comprised of decreases of  $10,581, $445, $1,386 and $381 from dispositions of subsidiaries, reclassifications of assets held for sale, benefits paid and currency translation adjustments, respectively and increases of  $190, $392, $196 and $828 from net current service cost, obligation interest cost, actuarial losses from changes in demographic assumptions and experience and actuarial losses from changes in financial assumptions, respectively.
Note 19. Decommissioning Obligations
All of the Group’s decommissioning obligations as at December 31, 2015 were included in liabilities relating to assets held for sale in current liabilities (see Note 5). The decommissioning obligations relating to hydrocarbon properties and property, plant and equipment that ceased to be classified as held for sale effective September 30, 2016 were reclassified to long-term liabilities on the same effective date. Changes in the carrying amount of the Group’s decommissioning obligations included in long-term liabilities during the year ended December 31, 2017 and 2016, respectively, are as follows:
	2017	2016
Decommissioning obligations, beginning of year	$13,219	$—
Reclassifications from liabilities relating to assets held for sale	—	17,923
Changes in estimates	255	(4,988)
Accretion	225	284
Decommissioning obligations, end of year	$13,699	$13,219

Decommissioning obligations represented the present value of estimated remediation and reclamation costs associated with hydrocarbon properties and property, plant and equipment. As at December 31, 2017, management revised its estimates of the expected decommissioning obligations related to its hydrocarbon production and processing assets. The Group discounted the decommissioning obligations using an average discount rate of 1.98% (2016: 1.73%), which is the risk free rate in Canada for blended government securities.
The Group will fund the decommissioning obligations from future cash flows from operations.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 20. Shareholders’ Equity
Capital Stock
The authorized share capital of MFC Bancorp is US$450,000 divided into 300,000,000 common shares of US$0.001 par value each and 150,000,000 preference shares divided into US$0.001 par value each.
Holders of common shares may receive dividends declared by the Company in accordance with the Company’s memorandum and articles of association, subject to any preferential dividend rights of any other classes or series of preference shares issued and outstanding. Holders of common shares are entitled to one vote per share at any general or special meeting of shareholders. The holders of common shares have the right on the winding up or dissolution of the Company to participate in the surplus assets of the Company in accordance with the provisions of the memorandum and articles of association of the Company, subject to the rights of any issued and outstanding preference shares.
All of the Company’s issued capital stock is fully paid. The Company did not issue any preference shares under the Arrangement in exchange for the outstanding preferred shares of Old MFC, which were held by subsidiaries of Old MFC prior to completion of the Arrangement.
Treasury Stock
As at December 31:	2017	2016
Common shares	65,647	65,647
Preferred shares	—	4,621,571
Total number of treasury stock	65,647	4,687,218
Total carrying amount of treasury stock	$2,643	$61,085

All of the Company’s treasury stock is held by wholly-owned subsidiaries.
Note 21. Consolidated Statements of Operations
Revenues
The Group’s gross revenues comprised:
Years ended December 31:	2017	2016	2015
Merchant banking products and services	$249,581	$1,078,745	$1,580,935
Interest	973	3,056	4,237
Dividends	—	6	7
Other	23,481	49,850	43,921
Gross revenues	$274,035	$1,131,657	$1,629,100

The revenues of  $249,581 from merchant banking products and services for the year ended December 31, 2017 comprised metals of  $143,572, plastics of  $98, steel products of  $23,898, minerals, chemicals and alloys of  $57,768, natural gas of  $8,931, royalties of  $8,868, power and electricity of  $4,215 and fees of $2,231.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 21. Consolidated Statements of Operations (continued)

Expenses
The Group’s costs of sales and services comprised:
Years Ended December 31:	2017	2016	2015
Merchant banking products and services	$223,049	$1,027,627	$1,512,970
Credit losses on loans and receivables and guarantees, net of recoveries	23,923*	17,023*	54,540
Market value (increase) decrease on commodity inventories	(400)	4,273	1,910
(Gain) loss on derivative contracts, net	(1,934)	521	(2,913)
Loss on securities, net	619	116	84
Dispositions of subsidiaries	10,219	(2,585)	—
Write-offs of payables	(3,779)	—	—
Other	11,889	14,077	7,277
Total costs of sales and services	$263,586	$1,061,052	$1,573,868

*
Includes credit losses of  $8,585 on receivables due from a former consolidated entity in the year ended December 31, 2017 (2016: $11,296).

The Group’s revenues include the revenues of the metals processing acquisition from October 1, 2017 and MFC Merchant Bank Ltd. from February 1, 2016 in its merchant banking segment.
In December 2016, the Group disposed of certain non-core commodities subsidiaries. Effective January 31, 2017, the Group completed the sale of a non-core commodities trading subsidiary which focused on Latin America. Effective October 1, 2017, the Group disposed of certain subsidiaries, including certain commodities trading subsidiaries in Europe.
During the year ended December 31, 2017, the Group recognized $5,619 for the underpayment of resource property royalties from prior years, which was included in revenues from merchant banking products and services.
During the year ended December 31, 2017, the disposition of subsidiaries resulted in a reclassification of cumulative currency translation adjustment gain of  $11,306 from accumulated other comprehensive income within equity to profit or loss.
The Group included the following items in costs of sales and services:
Years ended December 31:	2017	2016	2015
Inventories as costs of goods sold (including depreciation, amortization and depletion expenses allocated to costs of goods sold)	$206,644	$974,497	$1,464,925
Additional information on the nature of expenses incurred in continuing operations
Years Ended December 31:	2017	2016	2015
Depreciation, amortization and depletion	$6,732	$11,951	$6,450
Employee benefits expenses	21,016	31,890	37,951

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 22. Share-Based Compensation
The 2017 Equity Incentive Plan, referred to as the “2017 Plan”, was adopted by the Company on July 14, 2017 in connection with the Arrangement and was on substantially similar terms as the 2014 Equity Incentive Plan of Old MFC. Prior to the completion of the Arrangement, Old MFC had the 2014 Equity Incentive Plan (the “2014 Plan”), which replaced its 1997 Stock Option Plan (the “1997 Plan”) and its 2008 Equity Incentive Plan (the “2008 Plan”).
Pursuant to the terms of the 2017 Plan, the board of directors, the Compensation Committee or such other committee as is appointed by the board of directors to administer the Incentive Plan, may grant stock options, restricted stock rights, restricted stock, performance share awards, performance share units and stock appreciation rights under the 2017 Plan, establish the terms and conditions for those awards, construe and interpret the 2017 Plan and establish the rules for the 2017 Plan’s administration. Such awards may be granted to employees, non-employee directors, officers or consultants of ours or any affiliate or any person to whom an offer of employment with us or any affiliate is extended. Such committee has the authority to determine which employees, non-employee directors, officers, consultants and prospective employees should receive such awards.
Subject to adjustment for changes in capitalization, the total number of Common Shares subject to all awards under the 2017 Plan is 575,403 Common Shares.
Pursuant to the Arrangement, 40,000 options were issued under the 2017 Plan in exchange for options issued and outstanding under Old MFC’s 2008 Plan. The terms of such issued options were the same as those of Old MFC, subject to adjustment for the Share Consolidation/Split.
In December 2017, the Company issued 535,000 options to directors, officers, employees and consultants with an exercise price of US$8.76 per Common Share and an expiry date of December 1, 2027.
The following table is a summary of the changes in stock options granted under the plans:
	2017 Plan	2017 Plan	2008 Plan	2008 Plan	1997 Plan	1997 Plan
	Number of options	Weighted average exercise price per share (US$)	Number of options	Weighted average exercise price per share (US$)	Number of options	Weighted average exercise price per share (US$)
Outstanding as at December 31, 2014	—	—	172,000	39.15	293,000	39.05
Expired		—	—	—	(18,500)	39.05
Outstanding as at December 31, 2015	—	—	172,000	39.15	274,500	39.05
Expired	—	—	(132,000)	39.05	(274,500)	39.05
Outstanding as at December 31, 2016	—	—	40,000	40.05	—	—
Exchanged under the Arrangement	40,000	40.05	(40,000)	40.05	—	—
Granted	535,000	8.76	—	—	—	—
Outstanding as at December 31, 2017	575,000	10.94	—	—	—	—
As at December 31, 2017:
Options exercisable	575,000	10.94	—		—
Options available for granting in future periods	403		—		—

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 22. Share-Based Compensation (continued)

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2017:
	Options Outstanding and Exercisable
Exercise Price per Share (US$)	Number outstanding	Weighted average remaining contractual life (in years)
$40.05	40,000	1.25
$8.76	535,000	9.92
	575,000	9.31

The following table summarizes the share-based compensation expenses recognized by the Group:
Years ended December 31:	2017	2016	2015
Share-based compensation expenses arising from stock options granted by the Company	$2,876	$—	$—

On December 1, 2017, the Company granted to certain employees options to purchase 535,000 MFC Bancorp common shares in aggregate at an exercise price of US$8.76 per share. The options vested immediately and expire on December 1, 2027.
The weighted average assumptions and inputs used in calculating the fair value of the stock options granted on December 1, 2017 using the Black-Scholes-Merton formula are as follows:
Number of options granted	535,000
Vesting requirements	Immediately
Contractual life	10 years
Method of settlement	In equity
Exercise price per share	US$8.76
Market price per share on grant date	US$8.40
Expected volatility	37.74%
Expected option life	10 years
Expected dividends	0.00%
Risk-free interest rate	2.38%
Fair value of option granted (per option)	$5.38(US$4.22)
The expected volatility was determined based on the historical price movement over the expected option life, with adjustments for underlying businesses. The stock option holders are not entitled to dividends or dividend equivalents until the options are exercised.
The aggregate fair value of options granted was $2,876 which was recognized as share-based compensation expense in the Group’s consolidated statement of operations for the year ended December 31, 2017.
Note 23. Income Taxes
Income (loss) from continuing operations before income taxes comprised:
Years ended December 31:	2017	2016	2015
Canada	$7,360	$380	$(238,545)
Outside Canada	(45,767)	(17,086)	(52,250)
	$(38,407)	$(16,706)	$(290,795)

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 23. Income Taxes (continued)

The components of income tax (expense) recovery comprised:
Years ended December 31:	2017	2016	2015
Current taxes	$(3,744)	$(4,540)	$(4,282)
Deferred taxes	(3,141)	(1,454)	50,800
Resource revenues taxes	(1,773)	(1,020)	(325)
	$(8,658)	$(7,014)	$46,193

A reconciliation of the loss before income taxes to the (provision for) recovery of income taxes in the consolidated statements of operations is as follows:
Years ended December 31:	2017	2016	2015
Loss before income taxes	$(38,407)	$(16,706)	$(290,795)
Computed recovery of income taxes	$9,792	$4,344	$75,607
Decrease (increase) in income taxes resulting from:
Subsidiaries’ tax rate differences	—	714	(1,107)
Other non-taxable income	7	6,057	2,774
Revisions to prior years	4,650	(112)	227
Taxable capital gains on dispositions, net	(3,150)	(3,543)	13
Resource property revenue taxes	(1,311)	(755)	(241)
Unrecognized losses in current year	(20,916)	(15,623)	(30,469)
Previously unrecognized deferred income tax assets, net	2,877	5,747	1,449
Deferred income tax asset on a purchased asset	—	—	1,339
Permanent differences	(363)	(1,448)	(3,865)
Change in future tax rate	—	—	11
Other, net	(244)	(2,395)	455
(Provision for) recovery of income taxes	$(8,658)	$(7,014)	$46,193

For the year ended December 31, 2016 and 2015, the income tax recovery was computed at Old MFC’s statutory tax rate of 26%, For the year ended December 31, 2017, the income tax recovery was computed at the domestic tax rates applicable to the country concerned, as New MFC is a corporation under the laws of the Cayman Islands which has a zero tax rate for the exempted companies.
In addition, the aggregate current and deferred income tax relating to items that are charged directly to other comprehensive income or loss was an expense of  $nil, $nil and $109 for the year ended December 31, 2017, 2016 and 2015, respectively, relating to the changes in fair values of available-for-sale securities and the remeasurements of defined benefit pension plans.
Note 24. Earnings Per Share
Earnings per share from continuing operations data for the years ended December 31, 2017, 2016 and 2015 are summarized as follows:
	2017	2016	2015
Basic loss available to holders of common shares	$(47,855)	$(25,361)	$(246,228)
Effect of dilutive securities:	—	—	—
Diluted loss	$(47,855)	$(25,361)	$(246,228)

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 24. Earnings Per Share (continued)

	Number of Shares
	2017	2016	2015
Weighted average number of common shares outstanding – basic	12,544,141	12,628,454	12,628,454
Effect of dilutive securities:
Options	—	—	—
Weighted average number of common shares outstanding – diluted	12,544,141	12,628,454	12,628,454

In 2017, 2016 and 2015, the Group’s potential ordinary shares include stock options outstanding. In 2016 and 2015, the potential ordinary shares also included contingently issuable shares pursuant to a share purchase agreement.
As at December 31, 2017, 2016 and 2015, there were 575,000, 40,000 and 446,500 stock options, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the year ended December 31, 2017, 2016 and 2015.
Pursuant to a share purchase agreement (as amended), 10,000 common shares of MFC Bancorp would be issued to a put holder for each year from 2014 to 2024 if Possehl Mexico S.A. de C.V. (“Possehl”) achieves an annual net income milestone as computed under IFRS for the year (see Note 28). The net income milestone for 2015 was not achieved. The net income milestone for 2016 was achieved, subject to an audit. However, the 10,000 additional common shares of MFC Bancorp were not included in the calculation of diluted earnings per share for the year ended December 31, 2016 because they were antidilutive. The milestone agreement was terminated in 2017 (see Note 28).
Note 25. Dividends Paid
The Company did not declare dividends in 2017, 2016 and 2015. The last and final 2014 quarterly dividends of  $4,388 (or US$0.06 per common share on a pre-Share Consolidation/Split basis) were paid on January 5, 2015 to shareholders of record on December 29, 2014, which was disclosed in the consolidated cash flows statement for the year ended December 31, 2015.
Note 26. Commitments and Contingencies
Leases as lessors
The Group leases out land and buildings and equipment under non-cancellable operating lease agreements. The leases have varying terms, subject to the customary practices in the particular regions.
Future minimum rentals under long-term non-cancellable operating leases are as follows:
Years ending December 31:	Amount
2018	$1,765
2019	655
2020	555
2021	449
2022	390
Thereafter	26
$3,840

The Group recognized rental and lease income of  $6,026, $15,470 and $5,345 for the years ended December 31, 2017, 2016 and 2015, respectively.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 26. Commitments and Contingencies (continued)

Leases as lessees
Future minimum commitments under long-term non-cancellable operating leases are as follows:
Years ending December 31:	Amount
2018	$988
2019	487
2020	61
2021	19
2022	—
Thereafter	—
$1,555

The leases, which principally comprise office space, have varying terms, subject to the customary practices in the local regions. Minimum lease payments recognized as expenses were $3,120 (including contingent rents of  $115), $2,565 (including sublease of  $734 and contingent rents of  $20) and $3,569 (including sublease of  $875) for the years ended December 31, 2017, 2016 and 2015, respectively.
Litigation
The Group is subject to routine litigation incidental to its business and is named from time to time as a defendant and is a plaintiff from time to time in various legal actions arising in connection with its activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of the Group’s operations, various legal and tax matters are outstanding from time to time, including periodic audit by various tax authorities and litigation relating to the insolvency filing of a former customer in February 2016. Currently, based upon information available, management does not believe any such matters would have a material adverse effect upon the Group’s financial condition or results of operations as at December 31, 2017. However, due to the inherent uncertainty of litigation, there cannot be certainty as to the eventual outcome of any case. If management’s current assessments are incorrect or if management is unable to resolve any of these matters favorably, there may be a material adverse impact on the Group’s financial performance, cash flows or results of operations.
Guarantees
Guarantees are accounted for as contingent liabilities unless it becomes probable that the Group will be required to make a payment under the guarantee.
In the normal course of its merchant banking activities, the Group issues guarantees to its trade and financing partners in order to secure financing facilities. Upon the use or drawdown of the underlying financing facilities, the financing facilities are recorded as liabilities on the consolidated statement of financial position such as short-term bank borrowings or debt. Accordingly, the issued guarantees relating to such financing facilities that are used or drawn are not considered contingent liabilities or off-balance sheet transactions. As at December 31, 2017, the Group did not have unrecorded contingent liabilities relating to outstanding guarantees issued to its trade and financing partners in the normal course of its merchant banking activities (see Note 29).
Rights to Subscribe to Shares in Subsidiaries
During 2017, two subsidiaries of the Group entered into agreements with third party employee incentive corporations whereby the latter were granted the rights to buy up to 10% of the share capital of the subsidiaries on a diluted basis at a price to be no less or more than the then existing net tangible asset value. The rights expire in 10 years.
Purchase Obligations
As at December 31, 2017, the Group had open purchase contracts aggregating $67 due in 2018. None of these contracts have been recognized on the consolidated statement of financial position as at December 31, 2017.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 27. Consolidated Statements of Cash Flows – Supplemental Disclosure
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
There are no circumstances in which cash and cash equivalents held by an entity are not available for use by the Group.
Consolidated cash flows statement – reconciliation of liabilities arising from financing activities
Year ended December 31, 2017:	Debt
Opening balance	$116,813
Cash flows	(42,253)
Non-cash changes:
Disposition of subsidiaries	(34,996)
Accretion	187
Cumulative transaction adjustments	3,982
Ending balance	$43,733

Non-cash transactions
Non-cash transactions during the year ended December 31, 2017: (1) sale of the shares of a non-core Latin America focused commodities trading subsidiary to a company controlled by the former President of the Company (see Note 28); (2) disposition of subsidiaries (see Note 31); (3) offsetting of a payable of  $12,264 due to a former subsidiary against a receivable due from the same entity; (4) redemption of preferred shares of  $52,299 in a subsidiary held by the former subsidiary in an exchange of trade receivables with a fair value of  $52,299; and (5) offsetting of long-term deposit liabilities of  $545 against finance lease receivables.
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
Non-cash transactions during the year ended December 31, 2015: (1) recognition of a non-cash gain of $1,194 on the reversal of a decommissioning obligation (which was included in costs of sales and services); (2) issuance of 10,000 common shares of MFC Bancorp to a director pursuant to a share purchase agreement executed in 2014 (see Note 28); and (3) the Group sold a 95% participating interest in certain hydrocarbon assets and related liabilities, resulting in a post-tax loss of  $11,987 on disposition which was included in the results of discontinued operations and a net receivable of  $11,600 due from the former subsidiaries (see Note 5).

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

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
Years ended December 31:	2017	2016	2015
Sales of goods	$—	$—	$3,349
Puttable instrument financial liability
In connection with the acquisition of Possehl in November 2012, the Group entered into call and put agreements with the non-controlling interest, which allowed or required the Group to acquire up to 100% of the entity. As a result of the put options (i.e. puttable instrument), the non-controlling interest was classified as financial liability.
In April 2014, the Group entered into a share purchase agreement with the holder of the puttable instrument (the “Put Holder”) whereby the Group acquired from the Put Holder his 40% equity shares in Possehl. Upon the execution of the agreement, the puttable instrument was terminated. In May 2014, the Put Holder was appointed by the Board of Directors as the President and Chief Executive Officer of MFC Bancorp. The share purchase agreement was amended in June 2014 which included a contingent purchase price whereby 10,000 common shares of MFC Bancorp would be issued to the Put Holder for each year from 2014 to 2024 if Possehl achieves an annual net income milestone as computed under IFRS for the year.
In June 2015, the Company issued 10,000 common shares of MFC Bancorp to the Put Holder as the 2014 annual net income milestone of Possehl was achieved.
In January 2017, in connection with its previously announced strategy to re-allocate capital and resources and exit certain products and geographies, the Group sold the shares of a non-core Latin America focused commodities trading subsidiary to a company controlled by the Put Holder. Under the transaction, the Group received total consideration of  $14,413, including 90,000 common shares of MFC Bancorp and the release of any further obligations to issue shares in connection with a prior share purchase agreement between the parties. The Group recognized a gain of  $57 from the disposition of the subsidiary and its immediate parent company. In March 2017, the Put Holder resigned as the President and Chief Executive Officer of MFC Bancorp.
Key management personnel
The Group’s key management personnel comprise the members of its Board of Directors, President, Chief Executive Officer and Chief Financial Officer. The remuneration of key management personnel of the Group was as follows:
Years ended December 31:	2017	2016	2015
Short-term employee benefits	$1,777	$2,296	$2,719
Directors’ fees	576	634	479
Share-based compensation	713	—	—
Total	$3,066	$2,930	$3,198

The share-based compensation for the year ended December 31, 2017 comprised $323 and $390, respectively, on the stock options granted to directors and other key management personnel (see Note 22).

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 29. Financial Instruments
The disclosures and analyses in this note do not include the financial instruments classified as assets held for sale and their related revenues and expenses presented (or re-presented) in discontinued operations.
The fair values of the Group’s financial instruments as at December 31, 2017 and 2016, other than those with carrying amounts that approximate their fair values due to their short-term nature, are summarized as follows:
As at December 31:	2017		2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Fair value through profit or loss:
Short-term securities	$6	$6	$7	$7
Derivative assets	246	246	1,240	1,240
Loans and receivables:
Long-term loan receivables (including current portion)	—	—	9,392	9,392
Available-for-sale instruments:
Securities, at fair value	5,892	5,892	5,572	5,572
Securities (including restricted non-current assets – securities), at cost	—	—	232	232
Financial Liabilities:
Financial liabilities measured at amortized cost:
Debt	$43,733	$43,733	$116,813	$118,015
Fair value through profit or loss:
Derivative liabilities	302	302	6,454	6,454
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
The fair values of short-term trading securities are based on quoted market prices (Level 1 fair value hierarchy). The fair values of available-for-sale securities are based on quoted market prices, except for those which are not quoted in an active market which are estimated using an appropriate valuation method (Level 3 fair value hierarchy). Investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are measured at cost. The carrying amounts of cash and cash equivalents, short-term cash deposits, short-term receivables, short-term borrowings and account payables and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their fair values. The fair values of long-term receivables, long-term debt and other long-term liabilities are determined using discounted cash flows at prevailing market rates of interest for similar instruments with similar credit ratings (Level 2 fair value hierarchy).

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 29. Financial Instruments (continued)

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
The following tables present the Group’s financial instruments measured at fair value on the consolidated statements of financial position classified by level of the fair value hierarchy as at December 31, 2017 and 2016, respectively:
As at December 31, 2017	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Short-term securities	$6	$—	$—	$6
Derivative assets	—	246	—	246
Available-for-sale:
Securities	5,892	—	—	5,892
Total	$5,898	$246	$—	$6,144
Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$—	$302	$—	$302

As at December 31, 2016	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Short-term securities	$7	$—	$—	$7
Derivative assets	—	1,240	—	1,240
Available-for-sale:
Securities	5,572	—	—	5,572
Total	$5,579	$1,240	$—	$6,819
Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$—	$6,454	$—	$6,454

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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 29. Financial Instruments (continued)

The Group does not trade in financial instruments, including derivative financial instruments, for speculative purposes.
The nature of the risks that the Group’s financial instruments are subject to as at December 31, 2017 is set out in the following table:
Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and cash equivalents and short-term cash deposits	X		X	X
Short-term securities			X		X
Long-term securities			X		X
Derivative securities and financial liabilities	X	X	X		X
Receivables	X		X
Short-term bank borrowings		X	X
Account payables and accrued expenses		X	X
Debt		X	X	X
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
Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Group to credit risk consist of cash and cash equivalents, short-term cash deposits, derivative financial instruments and credit exposure (including outstanding receivables and committed transactions). The Group has deposited cash and cash equivalents and short-term cash deposits and entered into derivative financial instrument contracts with reputable financial institutions with high credit ratings and management believes the risk of loss from these counterparties to be remote.
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 29. Financial Instruments (continued)

The maximum credit risk exposure as at December 31, 2017 is as follows:
Cash and cash equivalents and short-term cash deposits	$75,064
Derivative assets	246
Receivables	55,949
Amounts recognized in the consolidated statement of financial position	131,259
Guarantees (see Note 26)	—
Maximum credit risk exposure	$131,259

In February 2016, certain guarantees related to a customer filing for insolvency were called and the Group met its obligations under these amounts. Since these guarantees were no longer contingent, but instead were probable, they were recognized as provisions of  $40,677 as at December 31, 2015, which were paid during the year ended December 31, 2016. During the year ended December 31, 2016, the Group received proceeds of  $39,149 from risk mitigation assets related to these guarantees, of which $35,121 was credited to profit or loss through a recovery of credit loss and the remainder was credited to trade receivables. During 2017, a net reversal of credit loss of  $1,317 was credited to profit or loss (see Note 7).
In 2018, the calling of a guarantee resulted in a provision for credit loss of  $1,502 as at December 31, 2017 (see Note 17).
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
Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. All short-term bank borrowings are renewable on a yearly basis. All long-term debt was classified to current liabilities as at December 31, 2017 as the lender notified the subsidiary borrowers that the debt had been accelerated and called due. The schedule of future payments is based on the Group’s historical payment patterns and management’s interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the schedule or be for significantly different amounts from those indicated in the schedule.
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 29. Financial Instruments (continued)

positions. As at December 31, 2017, in its continuing operations, the Group had foreign currency derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of $14,766 (2016: $196,089) and a net unrealized fair value gain of  $75 (2016: net loss of  $2,416).
The Group does not have any material exposure to highly inflationary foreign currencies.
Sensitivity analysis:
At December 31, 2017, if the U.S. dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2017 would have been $1,180 higher. Conversely, if the U.S. dollar had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2017 would have been $1,180 lower. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument assets (net of liabilities) held by entities whose functional currencies were not the U.S. dollar. There would have been no material impact arising from financial instruments on other comprehensive income in either case.
At December 31, 2017, if the Euro had weakened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2017 would have been $1,038 lower. Conversely, if the Euro had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2017 would have been $1,038 higher. The reason for such change is mainly due to certain Euro denominated financial instrument liabilities (net of assets) owed by entities whose functional currencies were not the Euro. There would have been no impact arising from financial instruments on other comprehensive income in either case.
At December 31, 2017, if the Canadian dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2017 would have been $9,911 lower. Conversely, if the Canadian dollar had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, loss from continuing operations for the year ended December 31, 2017 would have been $9,911 higher. The reason for such change is mainly due to certain Canadian dollar-denominated financial instrument liabilities (net of assets) owed by an entity whose functional currencies were not the Canadian dollar. There would have been no impact arising from financial instruments on other comprehensive income in either case.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk, because of their short-term nature. As at December 31, 2017, the Group did not have any long-term debt due after more than one year.
Sensitivity analysis:
At December 31, 2017, if benchmark interest rates (such as EURIBOR, LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, loss from continuing operations for the year ended December 31, 2017 would have been $84 lower, arising mainly as a result of lower net interest expense. Conversely, if benchmark interest rates at that date had been 100 basis points (1.00%) per annum higher with all other variables held constant, loss from continuing operations for the year ended December 31, 2017 would have been $84 higher, arising mainly as a result of higher net interest expense. There would have been no impact arising from financial instruments on the Group’s other comprehensive income.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 29. Financial Instruments (continued)

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
Sensitivity analysis:
At December 31, 2017, if equity prices in general had weakened 10% with all other variables held constant, loss and other comprehensive loss from continuing operations for the year ended December 31, 2017 would have been $1 higher and $77 higher, respectively. Conversely, if equity prices in general had strengthened 10% with all other variables held constant, loss and other comprehensive loss from continuing operations for the year ended December 31, 2017 would have been $1 lower and $77 lower, respectively.
In addition, the Group buys and sells futures contracts on the London Metal Exchange and enters into financial derivative contracts (e.g. futures and swaps) with banks, customers and brokers. Management uses the financial derivative contracts to manage the price fluctuations for its own account or for customers. As at December 31, 2017, in its continuing operations, the Group had outstanding derivative financial instruments with an aggregate notional amount of  $8,690 (2016: $37,324), respectively, primarily to hedge against the long position in inventories and the usage of energy, which resulted in a net unrealized fair value loss of  $131 (2016: $2,798).
Sensitivity analysis:
At December 31, 2017, if the underlying prices in the financial instrument contracts in general had weakened 10% with all other variables held constant, loss from continuing operations for the year ended December 31, 2017 would have been $5 higher. Conversely, if the underlying prices in the financial instrument contracts in general had strengthened 10% with all other variables held constant, loss from continuing operations for the year ended December 31, 2017 would have been $5 lower. There would have been no impact arising from financial instruments on other comprehensive income in either case.
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
The Group regularly maintains cash balances in financial institutions in excess of insured limits. The Group has deposited cash and cash equivalents, short-term cash deposits and restricted cash with reputable financial institutions with high credit ratings, and management believes the risk of loss to be remote. As at December 31, 2017, the Group had cash and cash equivalents aggregating $2,412 with a banking group in Europe. The Group also owed $45,721 in aggregate short-term banking borrowings and debt to the European banking group and had derivative contracts with an aggregate notional amount of  $14,766 with the European banking group. A customer filed for insolvency in 2016. As of December 31, 2017, the Group recognized trade receivables of  $21,375 (2016: $100,008) due from the customer and its affiliates, net of allowance for credit losses.
Offsetting a financial asset and financial liabilities
In December 2016, the Group and a financial institution reached a legally enforceable agreement whereby the Group would set off its cash account with the financial institution against its debt and payables owing to the same financial institution. The realization of the cash account and the settlement of liabilities were

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 29. Financial Instruments (continued)

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

Additional disclosure
In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss from continuing operations for the years ended December 31, 2017, 2016 and 2015 as follows:
	2017	2016	2015
Interest income on financial assets not at fair value through profit or loss	$434	$605	$743
Interest income on financial assets classified at fair value through profit or loss	539	2,451	3,494
Total interest income	$973	$3,056	$4,237
Interest expense on financial liabilities not at fair value through profit or loss	$3,509	$7,747	$3,701
Interest expense on financial liabilities classified at fair value through profit or loss	1,195	7,720	13,793
Total interest expense	$4,704	$15,467	$17,494
Dividend income on financial assets at fair value through profit or loss	$—	$—	$—
Dividend income on financial assets classified as available for sale, other	—	6	7
Net gain on financial assets at fair value through profit or loss	6,825	1,240	2,829
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
Assets measured at fair value on a recurring basis as at December 31, 2017:
	Level 1	Level 2	Level 3
Inventories	$1,039	$271	$—
Investment property	—	37,660	—
Total	$1,039	$37,931	$—

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 30. Fair Value Disclosure for Non-financial Assets (continued)

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
The fair values of investment property are measured using an income approach which includes the following inputs: land value, realized basic rents, operating costs, discount rates and damages and defects (level 2 fair value hierarchy). The valuation approach was consistent for both 2017 and 2016. Both the 2017 and 2016 valuations were performed by an independent external valuator who is an authorized expert for the valuation of developed and undeveloped land in Germany and holds recognized and relevant professional qualifications and has recent experience in the location and category of the investment property being valued.
Note 31. MFC Bancorp and its Significant Subsidiaries
MFC Bancorp, through a subsidiary, has an executive office at 2-4 Merrion Row, Dublin 2, Ireland.
A subsidiary is an entity that is controlled by MFC Bancorp. The following table shows the Company’s direct and indirect significant subsidiaries as at December 31, 2017. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.
Subsidiaries	Country of Incorporation	Proportion of Interest
Kasese Cobalt Company Limited	Uganda	75%
MFC (A) Ltd	Marshall Islands	99.72%
MFC (D) Ltd	Marshall Islands	99.72%
M Financial Corp.	Barbados	100%
Merchants Financial Corp	Marshall Islands	99.96%
MFC Merchant Bank Limited	Malta	100%
Sino Medical Technology Co. Ltd	Marshall Islands	99.54%
As at December 31, 2017, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group’s proportional voting interests in the subsidiaries are identical to its proportional beneficial interests, except for: (i) a non-wholly-owned subsidiary in Africa from which the Group derives a 100% beneficial interest resulting from holding a shareholder loan; and (ii) MFC (A) Ltd. and MFC (B) Ltd., in each of which the Group holds a 99.68% proportional beneficial interest. In addition, the Group consolidated certain structured entities as at December 31, 2017.
As at December 31, 2017, none of the non-controlling interests are material to the Group. During the year ended December 31, 2017, two subsidiaries, pursuant to the terms of respective option deeds, issued shares to the non-controlling interests. These share issuances were accounted for as equity transactions and were credited to non-controlling interests directly.
As at December 31, 2017, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on MFC Bancorp’s ability to access or use the assets and settle the liabilities of the Group.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 31. MFC Bancorp and its Significant Subsidiaries (continued)

During the year ended December 31, 2017, the Group sold the shares of a non-core Latin America focused commodities trading subsidiary, resulting in a gain of  $57 (see Note 28). The Group also disposed of several other subsidiaries which resulted in a net loss of  $10,276, which were included in the consolidated statement of operations.
During the year ended December 31, 2016, the Group disposed of several merchant banking subsidiaries resulting in a gain of  $3,590. The Group also recognized a total loss of  $1,005 on the dispositions of other merchant banking subsidiaries. These gain and losses on the dispositions of the subsidiaries were included in the consolidated statement of operations.
During the year ended December 31, 2015, the Group sold a 95% economic interest in certain hydrocarbon assets and the related liabilities to a third party for nominal and contingent consideration and derecognized the former subsidiaries holding these assets and liabilities. As a result, the Group recognized a non-cash post-tax loss of  $11,987 in discontinued operations upon the deconsolidation (see Note 5).
Note 32. Approval of Consolidated Financial Statements
These consolidated financial statements were approved by the Board of Directors and authorized for issue on April 10, 2018.

ITEM 19: EXHIBITS
Exhibits Required by Form 20-F
Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association adopted on July 12, 2017. Incorporated by reference from our Form 6-K dated July 14, 2017.
4.1	2017 Equity Incentive Plan.
4.2	Amended and Restated Arrangement Agreement dated June 7, 2017 among MFC Bancorp Ltd., MFC Bancorp Ltd. and MFC 2017 II Ltd. Incorporated by reference from our Form 6-K dated June 14, 2017.
8.1	List of significant subsidiaries of MFC Bancorp Ltd. as at December 31, 2017.
11.1	Code of Business Conduct and Ethics and Insider Trading Policy.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	eXtensible Business Reporting Language (XBRL).

Note:
*
To be filed by amendment.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: April 10, 2018
MFC BANCORP LTD.
/s/ Michael J. Smith

Michael J. Smith
President and Chief Executive Officer