Form 20-F/A
period 2017-12-31
MFC BANCORP LTD.
filed 2018-05-08
CIK 16859

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

AMENDMENT NO. 1

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ YES     ☐ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer, "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  ☐ YES ☒ NO

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was originally filed with the Securities and Exchange Commission on April 10, 2018 (the "Original 2017 Form 20-F"), is being filed solely to add Exhibit 101 to Item 19 "Exhibits" and furnish the Interactive Data File disclosed as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 includes information in eXtensible Business Reporting Language (XBRL) and was not previously filed.

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information set forth in the Original 2017 Form 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 10, 2018.

ITEM 19:  EXHIBITS

The following attached exhibits are furnished as part of this Amendment No. 1 to the Annual Report on Form 20-F:

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

Date: May 8, 2018

MFC BANCORP LTD.

/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer