Form 20-F
period 2018-12-31
MFC BANCORP LTD.
filed 2019-04-30
CIK 16859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
Commission file number 001-04192
MFC BANCORP LTD.
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China
(Address of office)
Michael J. Smith Unit 803, Dina House Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China Telephone: 1 (844) 331-3343 Facsimile: +(852) 2840-1260	with a copy to: H.S. Sangra Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Facsimile: +1 604-669-8803
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
There were 12,534,801 Common Shares of US$0.001 par value each issued and outstanding as of December 31, 2018.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES   ☐ NO
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ YES   ☐ NO
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of  “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
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
U.S. GAAP ☐International Financial Reporting Standards as issued by the International Accounting Standards Board ☒Other ☐
If  “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ YES   ☒ NO

MFC BANCORP LTD.
Dear Fellow Shareholders,
Today, we announced our 2018 financial results and scheduled a meeting of shareholders where we are seeking approval to (i) change our name to better reflect our business going forward; and (ii) complete a consolidation and subsequent forward split of our shares to further reduce administrative expenses.
In late 2018, the operator of the mine underlying our iron ore interest in Canada announced that it had completed financing to re-start mining operations and that it plans to re-start the Scully mine in the summer of 2019. This development triggered a review of the carrying value of this asset, which resulted in the recognition of an after-tax non-cash gain of  $137.4 million.
As a result, we returned to profitability for the first time since 2013 and reported net income of $112.3 million, or $8.96 per share, which increased our shareholders’ equity to $386.4 million, or $30.82 per share.
Going forward, to better reflect our balance sheet and business, we plan to change our name to “Scully Limited”. We also intend to complete a consolidation and subsequent forward split of our shares to reduce the administrative burden associated with small odd-lot shareholders.
Name Change / Consolidation and Split
A meeting of our shareholders is scheduled to be held on May 31, 2019. At the meeting, shareholders will be asked to approve the change of our name to “Scully Limited”, which we believe better reflects our business strategy and profile going forward.
In addition, At the meeting, shareholders will also consider the approval of a consolidation of our common shares on a 25 for 1 basis, referred to as the “Consolidation”, and subsequent forward split of such shares on a 1 for 25 basis, referred to collectively as the “Consolidation / Split”. No fractional shares will be issued as a result of the Consolidation to registered shareholders (i.e. shareholders who hold their shares in registered form and not beneficially through a broker or other intermediary), with such fractional shares to be combined and sold by our transfer agent and the proceeds thereof to be paid to registered holders of fractional shares on a pro rata basis.
Subject to receipt of requisite shareholder approval, we currently expect the name change and Consolidation/Split to be completed on or about June 3, 2019.
Our Goal Moving Forward
It is our goal and initiative to structure the group in a way that assists in substantially eliminating the discount between the market price of our common shares and our stated net book value per share as of December 31, 2018. We are in the process of defining and finalizing our plans and expect to announce details of such strategy in the near future.
Stakeholder Communications
Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:
•
stakeholders are encouraged to read our entire annual report on Form 20-F, including our audited financial statements and management’s discussion and analysis, for the year ended December 31, 2018, which is included herein, for a greater understanding of our business and operations; and

•
direct any questions regarding the information in this report to our North American toll free line: 1 (844) 331 3343 or email info@mfcbancorp.com to book a conference call with our senior management.

Respectfully Submitted,
Michael J. Smith
Chairman, President and Chief Executive Officer

MFC BANCORP LTD.
Form 20-F
(i)

(ii)

INTRODUCTORY MATTERS
All references in this document to “$” and “dollars” are to Canadian dollars, all references to “US$” are to United States dollars and all references to “Euro” or “€” are to the European Union Euro, unless otherwise indicated.
Unless the context otherwise indicates, references herein to “we”, “us”, “our”, the “Company” are to MFC Bancorp Ltd. and its consolidated subsidiaries.
PART I
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, collectively referred to as “forward-looking statements”. Forward-looking statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “may”, “intend”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements or their negative or other comparable words. Forward-looking statements include, but are not limited to, statements with respect to: our markets; economic conditions; performance; and business prospects. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others, those set forth under the section entitled “Item 3: Key Information — D. Risk Factors”.
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
CURRENCY INFORMATION
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
	Years Ended December 31,
	2018	2017	2016	2015	2014
	($/US$)
End of period	1.3642	1.2545	1.3427	1.3840	1.1601
High for period	1.2288	1.2128	1.2544	1.1728	1.0614
Low for period	1.3642	1.3743	1.4589	1.3990	1.1643
Average for period	1.2957	1.2986	1.3248	1.2787	1.1045
	($/€)
End of period	1.5613	1.5052	1.4169	1.5029	1.4038
High for period	1.4791	1.3848	1.3875	1.3111	1.3927
Low for period	1.5330	1.5330	1.5928	1.5298	1.5549
Average for period	1.5302	1.4651	1.4660	1.4182	1.4671

The following table sets forth the range of high and low exchange rates for the translation of United States dollars and Euros to Canadian dollars for each of the previous six months. The exchange rates are based on the average daily rate of exchange, as reported by the Bank of Canada.
Month	High	Low
	($/US$)
March 2019	1.3260	1.3438
February 2019	1.3095	1.3298
January 2019	1.3144	1.3600
December 2018	1.3191	1.3642
November 2018	1.3088	1.3302
October 2018	1.2803	1.3642
	($/€)
March 2019	1.5002	1.5194
February 2019	1.4938	1.5079
January 2019	1.5066	1.5441
December 2018	1.4968	1.5613
November 2018	1.4926	1.5124
October 2018	1.4678	1.5073
On April 26, 2019, the average daily rate of exchange for the translation of United States dollars and Euros to Canadian dollars were US$1.00 = $1.3460 and €1.00 = $1.5015, respectively.
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
References herein to the number of our Common Shares or per Common Share amounts have been restated, where necessary, to reflect a share consolidation and split in 2017. See Note 1 to our audited consolidated financial statements for the year ended December 31, 2018 for further information.
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
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3: KEY INFORMATION
A. Selected Financial Data
The following table summarizes selected consolidated financial data prepared in accordance with IFRS for the five fiscal years ended December 31, 2018. Effective December 31, 2015, we changed our reporting currency to the Canadian dollar. Our consolidated financial statements as at and for the year ended December 31, 2014 were reported using the United States dollar. With the change in reporting currency, comparative financial information for years prior to 2015 has been recast from United States dollars to Canadian dollars to reflect our consolidated financial statements as if they had been historically reported in Canadian dollars, consistent with IAS 21, The Effects of Changes in Foreign Exchange Rates, referred to as “IAS 21”. The information in the table was extracted from our consolidated financial statements and related notes included elsewhere in this or previously filed annual reports on Form 20-F, and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5: Operating and Financial Review and Prospects”.
Selected Financial Data
(Stated in Canadian dollars in accordance with IFRS)
(In thousands, other than per share amounts)
	2018	2017	2016	2015*	2014*
Revenue	$139,751	$274,035	$1,131,657	$1,629,100	$1,405,330
Income (loss) from continuing operations	112,211	(47,065)	(23,720)	(244,602)	19,198
Net income (loss) from continuing operations per share
Basic	8.96	(3.75)	(2.01)	(19.37)	1.52
Diluted	8.96	(3.75)	(2.01)	(19.37)	1.52
Net loss from discontinued operations	—	—	—	(241,402)	(18,522)
Loss per share from discontinued operations:
Basic	—	—	—	(19.12)	(1.45)
Diluted	—	—	—	(19.12)	(1.45)
Net income (loss) for the year	112,211	(47,065)	(23,720)	(486,004)	676
Net income (loss) attributable to owners of the parent company	112,276	(47,855)	(25,361)	(487,630)	(682)
Net income (loss) per share:
Basic	8.96	(3.81)	(2.01)	(38.61)	(0.05)
Diluted	8.96	(3.81)	(2.01)	(38.61)	(0.05)
Total assets	506,913	396,947	650,338	977,351	1,692,219
Net assets	394,406	279,949	329,430	369,200	778,933
Long-term debt, less current portion	—	—	80,564	174,333	297,157
Loan payable, long-term	3,981	—	—	—	—
Shareholders’ equity	386,376	277,780	327,520	367,192	777,717
Capital stock, net of treasury stock	309,505	309,505	358,831	358,831	358,570
Weighted average number of common stock outstanding, diluted	12,535	12,544	12,628	12,628	12,591
Cash dividends paid to shareholders	—	—	—	4,388	12,486

*
Statement of operations data for the years ended December 31, 2015 and 2014 has been restated to retrospectively reflect the share consolidation and subsequent share split, to be consistent with the presentation in the consolidated financial statements included elsewhere herein.

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
We expect our business to experience significant periodic variations in its revenue and results of operations in the future. These variations may be attributed in part to the fact that our merchant banking revenue is often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often, we will hold or build upon these assets over time and we cannot predict the timing of when these assets’ values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.
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
Further, any disruption or volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account or for our clients and to a corresponding decline in our revenue. Any market weakness can further result in losses to the extent that we hold assets in such market. If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.
Our business is highly competitive.
All aspects of our business are highly competitive and we expect them to remain so.
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

During the year ended December 31, 2018, other than a metal customer that accounted for 16% of our revenue, none of our customers accounted for more than 10% of our revenue. The loss of key customers, due to competitive conditions or otherwise, may adversely affect our results of operations.
If the fair values of our long-lived assets or their recoverable amounts fall below our carrying values, we would be required to record non-cash impairment losses that could have a material impact on our results of operations.
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
The majority of our revenue from our merchant banking business in 2018 was derived from the sale of products, which include metals, hydrocarbons and other materials. As a result, our earnings are directly related to the prices of these underlying products. There are many factors influencing the price of these products, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.
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
Our activities are subject to counterparty risks associated with the performance of obligations by our counterparties.
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
In addition, we evaluate the credit risk in respect of accounts receivable and other amounts owed to us by counterparties, including loss allowances. We may recognize losses on such amounts where, based on such evaluations, we determine that the related credit risk has increased significantly. Furthermore, while we take steps to mitigate such credit risks, our actual losses on such balances may differ from our assessments and currently anticipated loss allowances and, as a result we may recognize impairments in the future.
We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.
We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from our proprietary investing activities. These risks include market and credit risks associated with our operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress and such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.
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
The operations of MFC Merchant Bank Limited, referred to as the “Bank”, are subject to a number of directives and regulations, which materially affect our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation affecting the financial services industry has recently been adopted in Europe that directly or indirectly affects our business and regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of credit institutions is still evolving. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging or provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our financial products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us. Please see “Item 4: Information on the Company — Regulation” for further information.
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
Our business has adopted policies and procedures respecting compliance with sanctions and anti-money laundering laws and we have adopted various policies and procedures to ensure compliance with specific laws applicable to it, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorism financing; however, participation of multiple parties in any given transaction can make the process of due diligence difficult. Further, because our Bank’s activities can be more document-based than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements or other trade controls). While we are alert to high-risk transactions, we are also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If our policies and procedures are ineffective in preventing third parties from using our finance operations as a conduit for money laundering or terrorism financing without our knowledge, our reputation could suffer and/or we could become subject to fines, sanctions or legal action (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, including our banking subsidiary), which could have an adverse effect on our business, financial condition and results of operations. In addition, amendments to sanctions, anti-money laundering laws or other applicable laws or regulations in countries in which we operate could impose additional compliance burdens on our operations.
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
We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which would result in dilution to our shareholders. A failure to obtain such additional capital could delay our ability to pursue our business plans in the future and adversely affect our future operations.
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
In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Canadian dollars, Euros or other hard currencies or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.
We are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation.
We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to inform them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and, accordingly, that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our merchant banking and proprietary investing activities.
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
The loss of any of our management personnel could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and strategy could be affected, which could have a material adverse impact on our profitability, results of operations and financial condition.
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
The operation of the iron ore mine underlying our interest was closed in 2014. Its operation is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator’s failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition.
The operation of the iron ore mine underlying our interest was closed in 2014. A new operator acquired the former operator’s interests in the second quarter of 2017. The operator generally has the power to determine the manner in which the property is operated. The interests of the operator and our interests may not always be aligned. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization and reserves.
To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Should any decision with respect to such action be determined adversely to us, such decision may have a material adverse effect on our profitability, results of operations and financial condition.
In addition, we have no or very limited access to technical or geological data relating to the mine and operations underlying our interest, including reserves data. Accordingly, we can provide no assurances as to the level of reserves at the mine. If the operator determines there are insufficient reserves to economically operate the mine, it may abandon its currently announced re-start or, thereafter, scale back or cease operations, which could have a material adverse effect on our profitability, results of operations and financial condition.
Our hydrocarbon and related operations are subject to inherent risks and hazards.
There are many operating risks and hazards inherent in our resource operations, including environmental hazards, industrial accidents, changes in the regulatory environment, impact of non-compliance with laws and regulations, potential damage to equipment or personal injury and fires, explosions, blowouts, spills or other accidents. Additionally, we could experience interruptions to, or the termination of, production, processing or transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity or other geological or mechanical conditions. Any of these events that result in an interruption or suspension of operations would adversely affect our hydrocarbon operations.
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
We may make strategic investments and acquisitions or joint ventures and similar transactions in the future. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners. The costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other related costs, such as accounting, legal and advisory fees) could significantly impact our operating results.
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
Furthermore, changes to existing laws may also increase our effective tax rate. A substantial increase in our tax burden could have an adverse effect on our financial results. Please see “Item 8: Financial Information — A. Consolidated Statements and Other Financial Information” for further information.
Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.
A portion of our cash and cash equivalents are held in China in Renminbi, referred to as “RMB”. The government of the People’s Republic of China, referred to as the “PRC”, imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China. We may convert a portion of our revenues held by our subsidiary in China into other currencies to meet our foreign currency obligations. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the PRC State Administration of Foreign Exchange, referred to as “SAFE”, as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize such funds for purposes outside of China.
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
We are incorporated under the laws of the Cayman Islands and substantially all of our operations and assets are located outside the United States. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2016 Revision), referred to as the “Cayman Act” and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
ITEM 4: INFORMATION ON THE COMPANY
A. History and Development of the Company
We are a corporation organized under the Cayman Act. We were incorporated on June 5, 2017. Our office is located at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China, and its telephone number is +1 844 331 3343. Our registered office is located at 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands. Our website address is www.mfcbancorp.com.
We are an international merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical supplies and services.
As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.
On July 14, 2017, the former holding company of our group completed a plan of arrangement, referred to as the “Arrangement”, under the Business Corporations Act (British Columbia). The Arrangement was approved by its shareholders and the British Columbia Supreme Court in July 2017.
Pursuant to the Arrangement and the Court order, among other things: (i) each holder of its shares received one of our Common Shares for each share held as of the effective date of the Arrangement; and (ii) we acquired all of the outstanding shares of the former parent holding company.
Please see “B. Business Overview” for further information regarding our recent developments.
B. Business Overview
The following is a brief description of our business and recent activities.
Recent Developments
In 2018, we have, among other things:
•
recognized a reversal of a prior impairment to our interest in an iron ore mine, located in Eastern Canada, which resulted in the recognition of a net non-cash after-tax gain of  $137.4 million in 2018. In 2018, the new operator of the project announced that it had completed financing to re-start mining operations and that it plans to re-start the mine in the summer of 2019 with an approximately two-year ramp-up period;

•
further lowered our structural cost profile and reduced our headcount to 216 employees worldwide from 230 at the end of 2017;

•
reduced our selling, general and administrative expenses by approximately 42% to $26.4 million in 2018 from $45.5 million in 2017 and reduced our costs of sales and services in total by approximately 51% to $129.5 million in 2018 from $263.6 million in the prior year. This was primarily as a result of our decision to exit certain product lines and geographies and the deconsolidation of certain merchant banking subsidiaries. Excluding the gain on the disposition of subsidiaries of  $25.8 million, in 2018, the reduction of costs and sales and services would have been $155.3 million;

•
together with dispositions of non-core assets and businesses over the last two years, re-focused our business and re-aligned our balance sheet with our business and goals going forward, including the elimination of related borrowings and long-term debt;

•
entered into a settlement agreement through certain of our subsidiaries related to proceedings respecting the insolvent estate of certain of our former hydrocarbon subsidiaries. As a result of the settlement, we incurred a non-cash charge of  $5.6 million, which was the carrying value of certain hydrocarbon properties and related assets which we contributed under the settlement;

•
recognized a non-cash credit loss of  $21.8 million and subsequently wrote-off the remaining receivable balance from a former customer group; and

•
completed merchant banking transactions which resulted in certain subsidiaries and related long-term debt being deconsolidated. These transactions resulted in a net after tax gain of $17.9 million.

See “Item 5. Operating and Financial Revenues and Prospects — Results of Operations” for further information.
Name Change / Consolidation and Split
A meeting of our shareholders is scheduled to be held on May 31, 2019. At the meeting, shareholders will be asked to approve the change of our name to “Scully Limited”, which we believe better reflects our business strategy and profile.
In addition, at the meeting, shareholders will also consider the approval of a consolidation of our Common Shares on a 25 for 1 basis, referred to as the “Consolidation”, and subsequent forward split of such shares on a 1 for 25 basis, referred to collectively as the “Consolidation/Split”. No fractional shares will be issued as a result of the Consolidation to registered shareholders (i.e. shareholders who hold their Common Shares in registered form and not beneficially through a broker or other intermediary), with such fractional shares to be combined and sold by our transfer agent and the proceeds thereof to be paid to registered holders of fractional shares on a pro rata basis. Subject to receipt of requisite shareholder approval, we currently expect the name change and Consolidation/Split to be completed on or about June 3, 2019. It is expected that the Consolidation/Split will further reduce our administrative costs going forward.
Business Segments
Our business is divided into two operating segments: (i) Merchant Banking, which includes our royalty interest, captive supply assets, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business interests, primarily being our business activities in medical equipment, instruments, supplies and services.
Merchant Banking
Our merchant banking segment includes our interest in an iron ore mine, captive supply assets and financial services, proprietary investing activities and hydrocarbon interests. Under our business model, such activities are generally interlinked. The sale of products from our captive supply assets, represented the majority of our revenue in 2018.
We derive revenue from a mining sub-lease of the lands upon which the Scully iron ore mine is situated in Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. In November 2018, the operator announced that it had completed financing to re-start the mine and that it plans to re-start the mine in the summer of 2019, with ramp-up of production to continue through to 2021. See “— D. Property, Plants and Equipment”.

We also own the Bank, which is licensed in Europe. The Bank does not engage in general retail or commercial banking, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. In addition, we hold an interest in certain real estate, which is held for sale and located in Germany.
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
We hold various production and processing assets, including: (a) a zinc alloy processing facility, located in Slovakia, whose customers include steel companies and other related industry suppliers in Europe; (b) a hydro-electric power plant located in Africa; (c) a non-ferrous rolling mill in Germany whose customers include companies in automotive, engineering and other industries; and (d) hydrocarbon production and processing in Canada.
All Other
Our All Other segment encompasses our corporate and other investments and business interests, primarily relating to business activities in medical equipment, instruments, supplies and services.
Competitive Conditions
Our business is intensely competitive and we expect it to remain so. We operate in a highly competitive environment in most of our markets and we face competition in our all of our activities, principally from international banks, the majority of which are European, North American or Latin American regulated banks, in our finance and fee-generating activities. Such competition may have the effect of reducing spreads on our financing activities.
Our business is small compared to our competitors in the sector. Many of our competitors have far greater financial resources, a broader range of products and sources of supply, larger customer bases, greater name recognition and marketing resources, a larger number of senior professionals to serve their clients’ needs, greater global reach and more established relationships with clients than we do. These competitors may be better able to respond to changes in business conditions, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share generally.
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
Regulation
Our operations are international in nature and are subject to the laws and regulations of a number of international jurisdictions, as well as oversight by regulatory agencies and bodies in those jurisdictions. In particular, the banking industry is subject to extensive regulation and oversight. The operations of our Bank are subject to the regulations and directives issued by the European Union, as well as any additional Maltese legislation. The Bank is subject to direct supervision by the Malta Financial Services Authority and indirect supervision by the European Central Bank. The regulations which most significantly affect our Bank, or which could most significantly affect it in the future, relate to capital requirements, liquidity and the funding and development of a banking union in the European Union. As a Maltese credit institution, the Bank is subject to the Capital Requirements Directive Framework, referred to as the “CRD IV Framework”, through which the European Union began implementing the Basel III Capital reforms from January 1, 2014, with certain requirements in the process of being phased in by January 1, 2019. The CRD IV Framework, among other things, requires regulatory reporting of  “large exposures”, which are generally exposures to a client or group of connected clients in excess of 10% of the Bank’s statutory capital base and such large exposures cannot be greater than 25% of the Bank’s statutory capital base, after taking into account eligible credit risk mitigation.

We hold a portion of our cash and cash equivalents in China in RMB. Under the 2008 Foreign Currency Administration Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB may be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of the government of SAFE or its local counterparts.
Under the 1996 Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterparts. Capital investments by PRC entities outside of China, after obtaining the required approvals from the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterparts.
SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On March 30, 2015, the SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its RMB registered capital converted from foreign currencies. According to SAFE Circular 19, such RMB capital may be used at the discretion of the foreign-invested enterprise and the SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. In addition, as Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.
Our hydrocarbon interests are subject to various Canadian governmental regulations including those imposed by the Alberta Energy Regulator and Alberta Utilities Commission. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds and pooling of properties and taxation. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with such operations are also subject to regulation under federal, provincial and local laws and regulations. These hydrocarbon operations are subject to decommissioning obligations in connection with its indirect ownership interests in hydrocarbon assets, including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the net ownership interest in wells and facilities, estimated costs to reclaim and abandon same and the estimated timing of the costs to be incurred in future years. We have estimated the net present value of total decommissioning obligations to be $13.6 million as at December 31, 2018.

C. Organizational Structure
The following table describes our material subsidiaries as at December 31, 2018, their respective jurisdictions of organization and our interest in respect of each subsidiary. The table excludes subsidiaries that only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets do not materially impact our consolidated results and net assets.
Subsidiaries	Country of Incorporation	Proportion of Interest(1)
MFC (A) Ltd.	Marshall Islands	100%
MFC (D) Ltd.	Marshall Islands	100%
Brock Metals s.r.o.	Slovakia	100%
1178936 B.C. Ltd.	Canada	100%

Notes:
(1)
Our proportional voting interests are identical to our proportional beneficial interests, except that (i) we hold a 99.72% proportional beneficial interest in each of MFC (A) Ltd. and MFC (D) Ltd.; and (ii) our holding company subsidiary that is the parent of Brock Metals s.r.o. granted rights in 2017 to an employee incentive corporation to acquire up to 10% of its share capital on a diluted basis at a price to be no less or more than the then existing net tangible asset value. The rights expire in 2027 and, as at December 31, 2018, such rights had been exercised in respect of less than 0.5% of the ownership.

Please see Note 31 to our audited consolidated financial statements for the year ended December 31, 2018 for further information.
D. Property, Plants and Equipment
We have offices at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China.
We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2019. Should we require additional space at that time or prior thereto, we believe that such space can be secured on commercially reasonable terms.
We also hold an interest under a mining sub-lease related to the Scully iron ore mine located in Newfoundland and Labrador, Canada, which commenced in 1956 and expires in 2055. The mine site is located approximately three kilometers west of the town of Wabush and is connected by rail access to the Port of Sept-Iles, Quebec.
The mine lies within the Labrador Trough in Western Labrador. The Sokoman Formation is an iron formation that consists of three iron bearing formations, named the Upper, Middle and Lower Iron Formations. The Sokoman Formation is more than 300 m thick near the mine and has been subjected to two episodes of folding and metamorphism during the Hudsonian and Greenville orogenies, resulting in a complex structural pattern in the Wabush Area. The younger Menihek and Shabagamo Formations and the older Denault, Attikamagen, and Wishart Formations all outcrop in the vicinity of the mine site. The mineral deposit consists of folded and faulted stratigraphic beds of iron-bearing units within the regional Sokoman Iron Formation. The ore minerals are hematite (specularite), magnetite, and martite. The waste minerals are quartz and hydrated iron oxides such as limonite and goethite. Manganese oxides also occur in banks or are disseminated throughout the iron-bearing units.
Iron ore was first reported in the area of the mine in 1933. In 1956, Picklands Mathers & Company, referred to as “Picklands”, began work on the project and started the first intensive geological, metallurgical and economic investigations thereon. The mine was operated by Picklands from 1965 to 1986, when Picklands was acquired by Cleveland-Cliffs Inc., referred to as “Cliffs”, who operated it from 1986 until being put on care and maintenance in February 2014. For most of its life until 2010, the mine was operated as a joint venture owned by Stelco, Dofasco, Inland Steel, Acme Steel and Cliffs. Cliffs exercised a right of first refusal in February 2010 to acquire 100% ownership of the property. Cliffs placed the mine and concentrator on care and maintenance in February 2014 and, in 2015, commenced proceedings under the Companies’ Creditors Arrangement Act, referred to as the “CCAA”. The mine was acquired by Tacora Resources Inc. in July 2017 and, in November 2018, Tacora announced that it had completed financing that, together with existing commitments it had received, would be sufficient to fund a proposed re-start of the mine and announced that it plans to re-start the mine in the summer of 2019, with ramp-up of operations to continue to 2021.
In the third quarter of 2017, we entered into a settlement agreement with the new operator in respect of an underpayment of royalties under the lease by the past operator, whereby we received $5.6 million in settlement of such claims. Pursuant to such agreement, we also amended and restated the sub-lease underlying our interest. As a result, our royalty interest is now a 7.0% net revenue royalty interest on iron ore produced from the mine and 4.2% net revenue royalty interest on iron ore produced from tailings and other disposed materials. Under the terms of the sub-lease, we are entitled to minimum payments of  $3.25 million per year.
The mine site includes electrical infrastructure, a maintenance facility with five bays and cranes, warehouses, a wash bay, explosive storage, a machine shop, dewatering equipment, fuel storage, administration buildings, a concentrator plant and rail load-out and track infrastructure.
As at December 31, 2018, we had hydrocarbon interests located in west central Alberta, Canada comprised of approximately 75 producing and 81 non-producing natural gas wells and approximately 7 producing and 14 non-producing oil wells and an average 71% working interest in approximately 86,572 gross acres of land.
ITEM 4A: UNRESOLVED STAFF COMMENTS
None.
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2018, 2017 and 2016 should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere herein.
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
Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, asset prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking such as investment banks, along with other capital sources such as hedge funds, private equity firms and insurance companies on a global basis.
Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.
Business Environment
Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.
We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at December 31, 2018, the Canadian dollar had weakened by 3.6% against the Euro from the end of 2017. We recognized a net $3.1 million currency translation adjustment gain in other comprehensive income within equity in 2018, compared to a currency translation adjustment loss of  $4.3 million in 2017. In addition, we recognized net gains of  $3.6 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2018, compared to net losses of  $1.0 million in 2017.
Results of Operations
The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2018, 2017 and 2016:
	Years Ended December 31,
	2018	2017	2016
	(In thousands, except per share amounts)
Revenue	$139,751	$274,035	$1,131,657
Costs of sales and services	129,522	263,586	1,061,052
Selling, general and administrative expenses	26,365	45,472	79,164
Share-based compensation – selling, general and administrative	69	2,876	—
Loss on settlement	5,600	—	—
Finance costs	2,125	8,415	24,102
Impairment of available-for-sale securities	—	—	91
Reversal of impairment of hydrocarbon resource properties and property, plant and equipment, net	(188,203)	(8,945)	(8,566)
Net income (loss) attributable to owners of the parent company	112,276	(47,855)	(25,361)
Earnings (loss) per share – basic and diluted	8.96	(3.81)	(2.01)
The following table provides a breakdown of revenue for each of the years ended December 31, 2018, 2017 and 2016:
	Years Ended December 31,
	2018	2017	2016
	(In thousands)
Merchant banking products and services	$124,059	$249,581	$1,078,745
Interest	676	973	3,056
Dividends	168	—	6
Gain on securities, net	3,856	—	—
Other(1)	10,992	23,481	49,850
Revenue	$139,751	$274,035	$1,131,657

Note:
(1)
Includes other revenues from merchant banking and all other segments.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017
The following is a breakdown of our revenue by segment for each of the years indicated:
	Years Ended December 31,
	2018	2017
	(In thousands)
Revenue:
Merchant banking	$134,496	$256,412
All other	5,255	17,623
	$139,751	$274,035

The following table illustrates our revenue by geographic distribution in the fiscal years ended December 31, 2018 and 2017:
	Years Ended December 31,
	2018	2017
	%	%
Germany	37	45
Other European countries	48	33
Americas	11	15
Asia and other	4	7

The following is a breakdown of revenues from merchant banking products and services by product and service for each of the years ended December 31, 2018 and 2017:
	Years Ended December 31,
	2018	2017
	(In thousands)
Metals	$107,540	$143,572
Plastics	—	98
Steel products	—	23,898
Minerals, chemicals and alloys	—	57,768
Hydrocarbons	10,371	8,931
Royalties	(2,437)	8,868
Power/electricity	4,254	4,215
Total sales by products	119,728	247,350
Fees	4,331	2,231
Revenue from products and services	$124,059	$249,581

In 2018, our metals, steel products, minerals, chemicals and alloys revenue decreased from 2017 as a result of our decision to exit certain product lines and geographies. In 2018, our royalties revenue decreased as a result of the reversal of revenue previously recognized in 2017 being reclassified in 2018 due to the terms of the underlying agreement. Our hydrocarbon revenue increased primarily due to increased pricing and production.
Based upon the average exchange rates for 2018, the Canadian dollar was lower by approximately 4.3% in value against the Euro compared to the average exchange rates for 2017.
Revenue for 2018 decreased to $139.8 million from $274.0 million in 2017, primarily as a result of our decision to exit certain product lines and geographies, including plastics, steel products and minerals, chemicals and alloys, partially offset by increased pricing and production of hydrocarbons.
Revenue for our merchant banking business for 2018 decreased to $134.5 million from $256.4 million in 2017, primarily as a result of our decision to exit certain product lines and geographies, including plastics, steel products and minerals, chemicals and alloys, partially offset by increased pricing and production of hydrocarbons.
Revenue for our all other segment were $5.3 million in 2018, compared to $17.6 million in 2017 as a result of our decision to exit certain product lines.
Costs of sales and services decreased to $129.5 million during 2018 from $263.6 million in 2017, primarily as a result of our decision to exit certain product lines and geographies and the net gain recognized in connection with our deconsolidation of certain merchant banking subsidiaries, partially offset by credit losses recognized in connection with an insolvent customer. See “Item 4: Information on the Company — B. Business Overview — Recent Developments”.
The following is a breakdown of our costs of sales and services for each of the years indicated:
	Years Ended December 31,
	2018	2017
	(In thousands)
Merchant banking products and services	$119,552	$223,049
Credit losses on loans and receivables and guarantees, net of recoveries	34,985	23,923
Market value decrease (increase) on commodity inventories	109	(400)
Loss (gain) on derivative contracts, net	794	(1,934)
Loss on securities, net	—	619
Dispositions of subsidiaries	(25,771)	10,219
Gains on settlements of liabilities	(9,502)	(3,779)
Changes in fair value of a loan payable measured at FVTPL	167	—
Other	9,188	11,889
Total costs of sales and services	$129,522	$263,586

In 2018, we recognized credit losses on loans and receivables (net of recoveries) of  $35.0 million, which included $21.1 million related to an insolvent customer and $10.0 million relating to receivables due from former subsidiaries, compared to $23.9 million in 2017.

We recognized a gain on the disposition of subsidiaries of  $25.8 million in 2018, which consisted of the difference between the book value of such net assets (or net liabilities) and the consideration received, compared to a loss of  $10.2 million in 2017 on the disposition of subsidiaries.
Selling, general and administrative expenses decreased to $26.4 million in 2018 from $45.5 million in 2017 primarily as a result of our decision to exit certain product lines, resulting in the deconsolidation of certain subsidiaries, the closure of certain of our offices and structural cost reductions.
In 2018, finance costs decreased to $2.1 million from $8.4 million in 2017 as a result of a decrease in bank indebtedness.
In 2018, we recognized a non-cash gain of  $188.2 million in connection with the reversal of prior impairments on our interest in an iron ore mine, not including the recognition of a deferred tax liability of $50.8 million recognized in connection with such reversal. After reviewing recent developments in respect of the underlying mine, including, among other things, the current operator’s plans and activities, our management determined to reverse the previously recognized impairment loss. In 2017, we recognized a non-cash reversal of  $8.9 million in connection with prior impairments on our remaining hydrocarbon properties and impairment on property, plant and equipment.
In 2018, we recognized a net foreign currency transaction gain of  $3.6 million, compared to a net foreign currency transaction loss of  $1.0 million in 2017, in our consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items and the disposition of subsidiaries with positive accumulated other comprehensive income due to foreign exchange or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.
We recognized an income tax expense (other than resource revenue taxes) of  $56.1 million in 2018, compared to an income tax expense of  $6.9 million in 2017. The increase in the income tax expense in 2018 was primarily the result of the deferred tax expenses relating to the reversal of the impairment charges on our interest in an iron ore mine and the deconsolidation of subsidiaries. Our income tax paid in cash, excluding resource revenue taxes, during 2018 was $2.0 million, compared to $1.7 million in 2017. We also recognized a resource revenue tax recovery of  $0.5 million in 2018, compared to an expense of  $1.8 million in 2017.
Overall, we recognized an income tax expense of  $55.6 million (income tax expense of  $56.1 million and resource revenue tax recovery of  $0.5 million) in 2018, compared to an income tax expense of  $8.7 million (income tax expense of  $6.9 million and resource revenue taxes of  $1.8 million) in 2017.
In 2018, our net income attributable to shareholders was $112.3 million, or $8.96 per share on a basic and diluted basis, compared to a net loss of $47.9 million, or $3.81 per share on a basic and diluted basis, in 2017.
Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016
The following is a breakdown of our revenue by segment for each of the years indicated:
	Years Ended December 31,
	2017	2016
	(In thousands)
Revenue:
Merchant banking	$256,412	$1,095,896
All other	17,623	35,761
	$274,035	$1,131,657

The following table illustrates our revenue by geographic distribution in the fiscal years ended December 31, 2017 and 2016:
	Years Ended December 31,
	2017	2016
	%	%
Germany	45	25
Other European countries	33	37
Americas	15	25
Asia and other	7	13

The following is a breakdown of our revenue by merchant banking product and service for each of the years ended December 31, 2017 and 2016:
	Years Ended December 31,
	2017	2016
	(In thousands)
Metals	$143,572	$223,244
Plastics	98	25,277
Wood products	—	13,385
Steel products	23,898	298,772
Minerals, chemicals and alloys	57,768	483,806
Hydrocarbons	8,931	18,094
Royalties	8,868	4,875
Power/electricity	4,215	5,882
Total sales by products	247,350	1,073,335
Fees	2,231	5,410
Revenue from products and services	$249,581	$1,078,745

Our metals, plastics, wood products, steel products, minerals, chemicals and alloys revenue decreased from 2016 as a result of our decision to exit certain product lines and geographies. In 2017, our royalties revenue increased primarily as a result of the recognition of  $5.6 million for the underpayment of resource property royalties as a result of our settlement with the current operator of such interest. Our hydrocarbon revenue decreased primarily due to the pricing environment and the shut-in of certain wells during the year.
Based upon the average exchange rates for 2017, the Canadian dollar strengthened by approximately 0.1% in value against the Euro compared to the average exchange rates for 2016.
Revenue for 2017 decreased to $274.0 million from $1,131.7 million in 2016, primarily as a result of our decision to exit certain product lines and geographies.
Revenue for our merchant banking business for 2017 decreased to $256.4 million from $1,095.9 million in 2016, primarily as a result of our decision to exit certain product lines.
Revenue for our all other segment were $17.6 million in 2017, compared to $35.8 million in 2016. The decrease was primarily as a result of the expiry of our eye care lease due to the substantially higher associated costs and capital expenditures required.
Costs of sales and services decreased to $263.6 million during 2017 from $1,061.1 million in 2016, primarily as a result of our decision to exit certain product lines and geographies.
The following is a breakdown of our costs of sales and services for each of the years indicated:
	Years Ended December 31,
	2017	2016
	(In thousands)
Merchant banking products and services	$223,049	$1,027,627
Credit losses on loans and receivables and guarantees, net of recoveries	23,923	17,023
Market value (increase) decrease on commodity inventories	(400)	4,273
(Gain) loss on derivative contracts, net	(1,934)	521
Loss on securities, net	619	116
Dispositions of subsidiaries	10,219	(2,585)
Gains on settlements of liabilities	(3,779)	—
Other	11,889	14,077
Total costs of sales and services	$263,586	$1,061,052

In 2017, we recognized credit losses on loans and receivables (net of recoveries) of  $23.9 million, which included $8.6 million relating to receivables due from a former subsidiary that was deconsolidated in 2015, compared to $17.0 million in 2016.
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
In late 2015, one of our customers in the wood products market experienced financial difficulties and, in February 2016, filed for insolvency. As a result, we recognized allowances for credit losses in connection with such customer and its affiliates in 2015 and 2016. In 2017, our management continued to monitor and assess the collectability of the receivables. As a result of such review, we reversed and credited an allowance of  $1.5 million to profit or loss in the third quarter of 2017. In the fourth quarter of 2017, we disposed of certain subsidiaries which had trade receivables from such customer group. As a result, we had trade receivables due from this former customer group of  $21.4 million as at December 31, 2017, which were fully impaired in 2018.
In 2017, we recognized a net non-cash reversal of  $8.9 million in connection with prior impairments on our remaining hydrocarbon properties. In 2016, we recognized a net non-cash reversal of  $8.6 million in connection with prior impairments on our remaining hydrocarbon properties and impairment on property, plant and equipment.
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

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:
	December 31,
	2018	2017	2016
	(In thousands, except ratio amounts)
Total debt(1)	$—	$43,733	$116,813
Less: cash and cash equivalents	(67,760)	(74,870)	(120,676)
Net debt	Not applicable	Not applicable	Not applicable
Shareholders’ equity	386,376	277,780	327,520
Net debt-to-equity ratio	Not applicable	Not applicable	Not applicable

Note:
(1)
Does not include a non-interest bearing loan payable of  $4.0 million as at December 31, 2018 which is measured at fair value through profit or loss and does not have a fixed repayment date. See “— Financial Position”.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2018, 2017 and 2016. Our net debt-to-equity ratio as at December 31, 2018, 2017 and 2016 was not applicable as we had a net cash and cash equivalents balance.
The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:
	December 31,
	2018	2017	2016
	(In thousands, except ratio amounts)
Long-term debt, less current portion(1)	$—	$—	$80,564
Shareholders’ equity	386,376	277,780	327,520
Long-term debt-to-equity ratio	Not applicable	Not applicable	0.25

Note:
(1)
Does not include a non-interest bearing loan payable of  $4.0 million as at December 31, 2018 which is measured at fair value through profit or loss and does not have a fixed repayment date. See “— Financial Position”.

During 2018, our strategy, which remained unchanged from 2017 and 2016, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels.
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
Working capital levels fluctuate throughout the year and are affected by the level of our operations, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and expected cash flows from operations to meet our working capital and other requirements as well as unexpected cash demands.
The following table presents a summary of cash flows for each of the periods indicated:
	Years Ended December 31,
	2018	2017	2016
	(In thousands)
Cash flows (used in) provided by operating activities	$(7,191)	$(3,197)	$99,867
Cash flows (used in) provided by investing activities	(1,281)	(3,494)	35,482
Cash flows used in financing activities	(857)	(42,720)	(167,275)
Exchange rate effect on cash and cash equivalents	2,219	3,605	(37,540)
Decrease in cash and cash equivalents	(7,110)	(45,806)	(69,466)

Cash Flows from Operating Activities
Operating activities used cash of  $7.2 million in 2018, compared to using cash of  $3.2 million in 2017. In 2018, a decrease in receivables provided cash of  $10.3 million in 2018, compared to $30.2 million in 2017. A decrease in short-term bank borrowings used cash of  $1.6 million in 2018, compared to $34.5 million in 2017. An increase in inventories used cash of  $1.4 million in 2018, compared to a decrease in inventories providing cash of  $19.6 million in 2017. An increase in account payables and accrued expenses provided cash of  $0.4 million in 2018, compared to a decrease in account payables using cash of  $26.5 million in 2017. Assets held for sale provided cash of  $nil in 2018 compared to a decrease in assets held for sale providing cash of  $12.6 million in 2017. A decrease in deposits, prepaid and other provided cash of $0.1 million in 2018, compared to $8.4 million in 2017.
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
Cash Flows from Investing Activities
Investing activities used cash of  $1.3 million in 2018, compared to $3.5 million in 2017. The proceeds from sales of investment property provided cash of  $1.0 million in 2018, compared to $nil for 2017. In 2018, the purchase of long-term securities used cash of  $1.2 million, compared to $nil in 2017. In 2018, the dispositions of subsidiaries, net of cash and cash equivalents disposed of, used cash of  $0.8 million, compared to $8.4 million in 2017. In 2018, purchases of property, plant and equipment, net of sales used cash of  $0.2 million, compared to net sales providing cash of  $4.8 million in 2017.
Investing activities used cash of  $3.5 million in 2017, compared to providing cash of  $35.5 million in 2016. In 2017, the dispositions of subsidiaries used cash of  $8.4 million, compared to providing cash of $48.8 million in 2016. In 2017, sales of property, plant and equipment, net of purchases provided cash of $4.8 million, compared to net purchases using cash of  $0.2 million in 2016.
Cash Flows from Financing Activities
Net cash used by financing activities was $0.9 million in 2018, compared to $42.7 million in 2017. In 2018, dividends and a return of capital paid to non-controlling interests used cash of  $0.9 million, compared to $1.6 million in 2017. A net decrease in debt used cash of  $nil in 2018, compared to $42.3 million in 2017.
Net cash used by financing activities was $42.7 million in 2017, compared to $167.3 million in 2016. A net decrease in debt used cash of  $42.3 million in 2017, compared to $165.6 million in 2016.

Financial Position
The following table sets out our selected financial information as at the dates indicated:
	December 31,
	2018	2017
	(In thousands)
Cash and cash equivalents	$67,760	$74,870
Short-term cash deposits	—	194
Short-term securities	7,400	5,127
Securities – derivatives	209	190
Trade receivables	5,343	34,259
Tax receivables, current portion	104	747
Other receivables	8,675	21,690
Inventories	11,406	9,826
Restricted cash	281	—
Deposits, prepaid and other	828	2,378
Total current assets	102,006	149,281
Working capital	74,799	56,512
Total assets	506,913	396,947
Short-term bank borrowings	—	2,074
Debt, current portion	—	43,733
Account payables and accrued expenses	26,315	44,750
Financial liabilities – derivatives	37	302
Income tax liabilities	855	1,910
Total current liabilities	27,207	92,769
Loan payable, long-term	3,981	—
Decommissioning obligations, long-term	13,641	13,699
Deferred income tax liabilities	66,421	10,303
Total liabilities	112,507	116,998
Shareholders’ equity	386,376	277,780
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
As at December 31, 2018 cash and cash equivalents decreased to $67.8 million from $74.9 million as at December 31, 2017.
Inventories increased to $11.4 million as at December 31, 2018, from $9.8 million as at December 31, 2017, primarily as a result of foreign exchange movements and inventory purchases relating to our European production assets. Substantially all of our inventories were contracted at fixed prices or hedged as at December 31, 2018.
Trade receivables and other receivables were $5.3 million and $8.7 million, respectively, as at December 31, 2018, compared to $34.3 million and $21.7 million, respectively, as at December 31, 2017. The decrease in trade and other receivables was primarily as a result of the recognition of credit losses in respect of the remaining trade receivables due from an insolvent customer and the deconsolidation of subsidiaries.
We had short-term securities of  $7.4 million as at December 31, 2018, compared to $5.1 million as at December 31, 2017.
Tax receivables, consisting primarily of refundable value-added taxes, were $0.6 million as at December 31, 2018 and $0.7 million as at December 31, 2017.
Deposits, prepaid and other assets were $0.8 million as at December 31, 2018, compared to $2.4 million as at December 31, 2017.

We had short-term financial assets relating to hedging derivatives of  $0.2 million as at each of December 31, 2018 and 2017. We had current liabilities relating to derivatives of  $37,000 as at December 31, 2018, compared to $0.3 million as at December 31, 2017.
Account payables and accrued expenses were $26.3 million as at December 31, 2018, compared to $44.8 million as at December 31, 2017. The decrease was primarily due to gains recognized in connection with the settlement of liabilities in the period in connection with former subsidiaries and the deconsolidation of former subsidiaries.
We had deferred income tax liabilities of  $66.4 million as at December 31, 2018, compared to $10.3 million as at the end of 2017. The increase in deferred income tax liabilities was primarily the result of the reversal of a prior impairment on our mining interest and the deconsolidation of a subsidiaries and the reversal of an impairment charge.
Our short-term bank borrowings were $nil as at December 31, 2018, compared to $2.1 million as at December 31, 2017, primarily as a result of the deconsolidation of subsidiaries.
Total long-term debt decreased to $nil as at December 31, 2018, from $43.7 million as at December 31, 2017, primarily as a result of the deconsolidation of subsidiaries.
We had a non-interest bearing loan payable, which is measured at fair value through profit or loss, of $4.0 million as at December 31, 2018, compared to $nil as at December 31, 2017. The loan does not have a fixed repayment date and the estimated fair value has been determined using a discount rate for similar investments. Please see Note 29 to our audited consolidated financial statements for the year ended December 31, 2018 for further information.
As at December 31, 2018, we had long-term decommissioning obligations of  $13.6 million relating to our hydrocarbon properties, which will be funded through cash flows from such interests over their operating lives, compared to $13.7 million as at December 31, 2017.
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
As at December 31, 2018, we had credit facilities from banks aggregating $22.3 million, comprised of: (i) non-recourse factoring lines for receivables financing of  $20.3 million; and (ii) a commodity hedging facility of  $2.0 million, which allows us to hedge industrial metals and products for our production subsidiaries. All of these facilities are renewable on a yearly basis or usable until further notice.
Long-Term Debt
As at December 31, 2018, we had no long-term debt. Please refer to Note 16 to our audited consolidated financial statements for the year ended December 31, 2018, for further information.
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
Our presentation currency is the Canadian dollar. We translate subsidiaries’ assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenue and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenue is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.
In 2018, we reported a net $3.1 million currency translation adjustment gain under other comprehensive loss within equity. This compared to a net loss of  $4.3 million in 2017. This currency translation adjustment did not affect our profit and loss statement. The gain in 2018 was primarily a result of the weakening of the Canadian dollar against the Euro and the United States dollar from 2017.
Contractual Obligations
The following table sets out our obligations and commitments including contractual obligations and loans payable held at fair value from continuing operations as at December 31, 2018:
	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Operating lease obligations	$1,327	$1,402	$902	$1,155	$4,786
Purchase obligations	686	—	—	—	686
Loan Payable(3)	—	—	—	3,981	3,981
Total	$2,031	$1,402	$902	$5,136	$9,453

Notes:
(1)
Undiscounted, except loan payable (see Note 3 below).

(2)
This table does not include non-financial instrument liabilities and guarantees.

(3)
Consists of a US dollar loan payable to a former subsidiary, which is interest free, does not have a fixed maturity date and is measured at fair value through profit or loss. The undiscounted contractual amount due to former subsidiary out of surplus cash of the applicable subsidiary note holder is $57.4 million (US$42,070). The payment amount disclosed here represents its fair value as at December 31, 2018. Inclusive of the undiscounted contratual amount due, total contractual obligations at December 31, 2018 are $62.9 million. The actual repayment may be materially different from the amounts disclosed herein. See “— Financial Position” for further information.

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
Inflation
We do not believe that inflation has had a material impact on our revenue or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.
Application of Critical Accounting Policies
The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.
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
In the process of applying our accounting policies, management makes various judgments and estimates that can significantly affect the amounts it recognizes in the consolidated financial statements. The following is a description of the critical judgments and estimates that management has made in the process of applying our accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:
Identification of Cash-generating Units
Our assets are aggregated into cash-generating units, referred to as “CGUs”, for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs.
Impairment and Reversals of Impairment on Non-Financial Assets
The carrying amounts of our non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.
Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for hydrocarbon commodities or refined products, a significant change in an asset’s market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity’s market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on our CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, marketing supply and demand, product margins and in the case of hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying value of goodwill and non-financial assets.
Impairment losses recognized in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.
Valuation of Investment Property
Investment properties are included in the consolidated statement of financial position at their market value, unless their fair value cannot be reliably determined at that time. The market value of investment properties is assessed annually by an independent qualified valuer, who is an authorized expert for the valuation of developed and undeveloped land in Germany, after taking into consideration the net income with inputs on realized basic rents, operating costs and damages and defects. The assumptions adopted in the property valuations are based on the market conditions existing at the end of the reporting period, with reference to current market sales prices and the appropriate capitalization rate. Changes in any of these inputs or incorrect assumptions related to any of these items could materially impact these valuations.
Assets Held for Sale and Discontinued Operations
We apply judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

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
Consolidation
Judgment is required when assessing whether we control and therefore consolidate an entity, particularly an entity with complex share capital, management/decision-making or financing structures. Judgment is required to determine whether we have decision-making power over the key relevant activities of an investee, whether we have exposure or rights to variable returns from its involvement with the investee and whether we have the ability to use that power to affect its returns.
Purchase Price Allocations
For each business combination, we measure the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. The determination of fair value requires us to make assumptions, estimates and judgments regarding future events, including the profit forecast of the new subsidiary in the future. The allocation process is inherently subjective and impacts the amounts assigned to individual identifiable assets and liabilities, including the fair value of long-lived assets, the recognition and measurement of any unrecorded intangible assets and/or contingencies and the final determination of the amount of goodwill or bargain purchase. The inputs to the exercise of judgments include legal, contractual, business and economic factors. As a result, the purchase price allocation impacts our reported assets and liabilities and future net earnings due to the impact on future depreciation, depletion and amortization and impairment tests.
Credit Losses and Impairment of Receivables
On January 1, 2018, we adopted IFRS 9, Financial Instruments, referred to as “IFRS 9”. As a result, we apply credit risk assessment and valuation methods to our trade and other receivables under IFRS 9 which establishes a single forward-looking expected loss impairment model to replace the incurred impairment model under IAS 39, Financial Instruments: Recognition and Measurement.
We measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. The objective of the impairment requirements is to recognize lifetime expected credit losses for all financial instruments for which there have been significant increases in credit risk since initial recognition — whether assessed on an individual or collective basis — considering all reasonable and supportable information, including that which is forward-looking.
At each reporting date, our management assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, management uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, management compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.
Allowance for credit losses is maintained at an amount considered adequate to absorb the expected credit losses. Such allowance for credit losses reflects our management's best estimate of changes in the credit risk on our financial instruments and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, particularly on a looking-forward basis; which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of our financial instruments, legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.
Interests in Resource Properties and Reserve Estimates
We had interests in resource properties mainly comprised of an interest in an iron ore mine, and to a lesser extent, hydrocarbon properties, with an aggregate carrying amount of  $273.3 million as at December 31, 2018.
Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group's interests in resource properties and/or property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from our hydrocarbon interests are independently evaluated by reserve engineers at least annually. During the year ended December 31, 2018, we recognized a reversal of impairment of  $188.2 million in respect of our interest in an iron ore mine. See Note 13 to our audited annual consolidated financial statements for further information.
Our hydrocarbon reserves represent the estimated quantities of petroleum, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be economically recoverable in future years from known reservoirs and which are considered commercially producible. Such reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon: (a) a reasonable assessment of the future economics of such production; (b) a reasonable expectation that there is a market for all or substantially all the expected hydrocarbon production; and (c) evidence that the necessary production, transmission and transportation facilities are available or can be made available. Reserves may only be considered proven and probable if producibility is supported by either production or conclusive formation tests.
Included in interests in resource properties as at December 31, 2018, were exploration and evaluation assets with an aggregate carrying amount of  $17.0 million. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.
Impairment of Other Non-Financial Assets
We had property, plant and equipment aggregating $58.3 million as at December 31, 2018, consisting mainly of a power plant and a natural gas processing facility. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company's CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of our property, plant and equipment.
Taxation
We are subject to tax in a number of jurisdictions and judgment is required in determining the worldwide provision for income taxes. Deferred income taxes are recognized for temporary differences using the liability method, with deferred income tax liabilities generally being provided for in full (except for taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future) and deferred income tax assets being recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.
Our operations and organization structures are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We only recognize the income tax benefit of an uncertain tax position when it is probable that the ultimate determination of the tax treatment of the position will result in that benefit being realized.
The income tax filings of the companies in our group are subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase our income tax liabilities. In addition, the companies have filed appeals and have disputed certain issues. While the results of these items cannot be ascertained at this time, we believe that we have an adequate provision for income taxes based on available information.
We recognized deferred income tax assets of  $15.7 million as at December 31, 2018. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.
We provide for future income tax liabilities in respect of uncertain tax positions where additional income tax may become payable in future periods and such provisions are based on our management’s assessment of exposure. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional income tax liabilities.
Contingencies
Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs. See Note 26 to our audited annual consolidated financial statements for further information.
New Standards and Interpretations Not Yet Adopted
IFRS 16, Leases, referred to as “IFRS 16”, issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees under a model that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and its related interpretations and management will adopt IFRS 16 for annual reporting periods beginning on January 1, 2019 and our management has decided to adopt IFRS 16 for annual reporting periods beginning on January 1, 2019. Our management concluded that the impacts of IFRS 16 on our consolidated financial statements as of January 1, 2019 would be a debit of  $2.9 million to the right-of-use assets with credits of  $0.8 million and $2.1 million, respectively, to the current and long-term lease payables.
In December 2017, Annual Improvements to IFRS Standards 2015-2017 Cycle amended paragraph 14 of IAS 23, Borrowing Costs. The amendments clarify that the capitalization rate to the expenditures on a qualifying asset shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, and an entity shall exclude from this calculation borrowing costs applicable to borrowings made specifically for the purpose of obtaining the qualifying asset until substantially all the activities necessary to prepare that asset for its intended use or sale are complete. We will apply these amendments for annual reporting periods beginning January 1, 2019 and our management concluded that there will be no material impacts on our consolidated financial statements.

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments, referred to as “IFRIC 23”. IFRIC 23 aims to reduce diversity in how companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments. We will apply IFRIC 23 for annual reporting periods beginning January 1, 2019 and management concluded that there will be no material impacts on our consolidated financial statements.
In October 2018, IASB issued amendments to its definition of material to make it easier for companies to make materiality judgements. The updated definition amends IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of material and how it should be applied and ensure that the definition of material is consistent across all IFRS standards. The changes are effective from January 1, 2020, but companies can decide to apply them earlier. Our management is assessing its impacts on our financial statement presentation.
Trend Information
For a discussion of trends relating to revenue derived from our royalty interest, please see “Item 4: Information on the Company — B. Business Overview — Business Segments — Merchant Banking”.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
In the normal course of our merchant banking activities, we issue guarantees to our trade and financing partners in order to secure financing facilities. Upon the use or drawdown of the underlying financing facilities, the financing facilities are recorded as liabilities on the consolidated statement of financial position such as short-term bank borrowings or debt. Accordingly, the issued guarantees relating to such financing facilities that are used or drawn are not considered contingent liabilities or off-balance sheet transactions. As at December 31, 2018, we had no unrecorded contingent liabilities relating to outstanding guarantees issued to our trade and financing partners in the normal course of our merchant banking activities.
Safe Harbor
The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, applies to forward-looking information provided under “Off-Balance Sheet Arrangements” and “Liquidity and Capital Resources — Contractual Obligations”.

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
Name (Age)	Present Position	Date of Commencement of Office with our Company
Michael J. Smith (71)	Chairman, Managing Director, President, Chief Executive Officer and Director	2017
Samuel Morrow (34)(1)	Deputy Chief Executive Officer and Chief Financial Officer	2017
Dr. Shuming Zhao (67)(2)(3)(4)	Director	2017
Indrajit Chatterjee (73)(3)(4)	Director	2017
Silke S. Stenger (51)(2)(3)(4)	Director	2017
Friedrich Hondl (58)(1)(2)	Director	2017
Jochen Dümler (64)(1)(2)(3)	Director	2017

Notes:
(1)
Member of the Risk Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Compensation Committee.

(4)
Member of the Nominating and Corporate Governance Committee.

Michael J. Smith — Managing Director, President and Chief Executive Officer
Mr. Smith is the Managing Director, President and Chief Executive Officer of the Company and has held such positions since June 2017. Mr. Smith has served as a director and in executive positions of various publicly traded and private companies. Mr. Smith has experience in corporate finance and restructuring.
Samuel Morrow — Deputy Chief Executive Officer and Chief Financial Officer
Mr. Morrow has been our Deputy Chief Executive Officer and Chief Financial Officer since June 2017. Mr. Morrow is a Chartered Financial Analyst. Prior thereto, Mr. Morrow was previously Vice President of Tanaka Capital Management and Treasurer, Chief Financial Officer and Chief Operating Officer of the Tanaka Growth Fund. Mr. Morrow is a graduate of St. Lawrence University in New York.
Dr. Shuming Zhao — Director
Dr. Zhao is a Senior Distinguished Professor and Honorary Dean of the School of Business at Nanjing University, the People’s Republic of China. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of the Chinese Academy of Management, President for Jiangsu Provincial Association of Human Resource Management, and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Since 1994, Dr. Zhao has acted as management consultant for several Chinese and international firms. Dr. Zhao is also a director of Daqo New Energy Corp. (China) and JSTI Group (China) Ltd. Dr. Zhao has successfully organized and held nine international symposia on multinational business management. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business, University of Southern California, USA, the College of Business, University of Missouri-St. Louis, USA and Drucker Graduate School of Management, Claremont Graduate University, USA. Dr. Zhao has lectured in countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal and Australia.

Indrajit Chatterjee — Director
Mr. Chatterjee is a retired businessman and formerly was responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues. He is an Executive Committee member of the Indian National Trust for Art and Cultural Heritage, which was founded in 1984 in New Delhi with the vision to spearhead heritage awareness and conservation in India.
Silke S. Stenger — Director
Ms. Stenger is an independent business consultant and business coach, with experience in the automotive, plant engineering and cement, franchising and consulting industries. She was a former director of KHD Humboldt Wedag International AG. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Limited and Head of Investor Relations and authorized representative (Prokurist) with KIoidl & Cie Holding AG. She holds a Masters of Science in Industrial and Communications Psychology from FHWien University of Applied Sciences of WKW in Vienna, Austria and is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and Sarbanes-Oxley Act of 2002 compliance. Furthermore, she is a business coach by training.
Friedrich Hondl — Director
Mr. Hondl has over 30 years of management experience in the European banking industry and has held several management positions with international banks, including Erste Group Bank, UniCredit and Deutsche Bank, where he was responsible for the international relationship business. Since 2018, he has been the Managing Partner of AMM Prime Management GmbH. From 2013 to 2015, he was the head of Erste Group Bank AG’s Large Corporate International Division and from 2009 to 2012 he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG. He also served as chairman of the supervisory board of Intermarket Bank AG from 2014 to 2015 and from 2010 to 2012 was a member of the supervisory board of Oesterreichische Kontrollbank AG (OeKB). OeKB acts as Austria’s Export Credit Agency (ECA) on behalf of the Austrian government and specifically the Federal Ministry of Finance. It is a public and a private export insurer and financial institution. Within this group is the Austrian development bank. As an ECA, OeKB supports corporations financially in their export businesses and protects the business activities of Austrian companies abroad by means of export guarantees, investment guarantees and loan guarantees. Mr. Hondl has also served as a board member of a private foundation since 2007.
Jochen Dümler — Director
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
B. Compensation
During the fiscal year ended December 31, 2018, we paid an aggregate of approximately $1.2 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2018 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Officers
The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2018 to our executive officers:
				Non-equity incentive compensation plan compensation ($)(1)
Name and Principal Position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Michael J. Smith Chairman, Managing Director, President and Chief Executive Officer	543,429	—	—	—	—	—	280,615(2)	824,044
Samuel Morrow Chief Financial Officer and Deputy Chief Executive Officer	244,918	—	—	—	—	—	142,217(3)	387,135

Notes:
(1)
All awards under MFC’s non-equity incentive compensation plans are paid during the financial year they were earned.

(2)
Consists of housing allowances and expenses.

(3)
Consists of medical and other customary perquisites.

For the purposes of the above table, compensation amounts were translated to Canadian dollars at the applicable exchange rate at the date of the transaction or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rates as at the date of the transactions.
Directors’ Compensation
The following table provides a summary of compensation paid by us to, or earned by, the directors of our company during the fiscal year ended December 31, 2018:
Director Compensation Table
Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael J. Smith(1)	—	—	—	—	—	—	—
Gerardo Cortina(2)	—	—	—	—	—	33,656(3)	33,656
Dr. Shuming Zhao	102,779	—	—	—	—	—	102,779
Indrajit Chatterjee	96,184	—	—	—	—	—	96,184
Silke S. Stenger	150,528	—	—	—	—	—	150,528
Friedrich Hondl	97,191	—	—	—	—	—	97,191
Jochen Dümler	147,688	—	—	—	—	—	147,688

Notes:
(1)
Compensation provided to Mr. Smith, in his capacity as managing director is disclosed in the table above under the heading “Executive Officers”.

(2)
Mr. Cortina retired from our board on May 15, 2018.

(3)
Consisted of salary payments.

A total of  $1.8 million (excluding non-cash option-based awards) was paid to our directors for services rendered as directors (including as directors of our subsidiaries), or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid an annual fee of US$25,000 and US$2,500 for each director’s meeting attended as well as additional fees, as applicable, for their respective participation on our committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.
Pension Plan Benefits
As of December 31, 2018, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.

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
Our board is currently comprised of Michael J. Smith, Indrajit Chatterjee, Shuming Zhao, Silke S. Stenger, Friedrich Hondl and Jochen Dümler.
Other than as discussed elsewhere herein, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.
Committees of the Board of Directors
Our board of directors has established an Audit Committee. Our Audit Committee currently consists of Silke S. Stenger, Dr. Shuming Zhao, Friedrich Hondl and Jochen Dümler. The Audit Committee operates pursuant to a charter adopted by our board of directors on July 12, 2017, a copy of which is available online at our website at www.mfcbancorp.com. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; (iii) the independence, qualifications and performance of our independent auditors; and (iv) the performance and structure of our internal audit function. The Audit Committee also reviews and approves our hiring policies, establishes our procedures for dealing with complaints, oversees our financial reporting processes and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, risk assessment and risk management, accounting principles and auditing procedures being applied.
Our board of directors has established a Compensation Committee. Our Compensation Committee currently consists of Indrajit Chatterjee, Silke S. Stenger, Dr. Shuming Zhao and Jochen Dümler. Our Compensation Committee operates pursuant to a charter adopted by our board of directors on July 12, 2017, a copy of which is available online at our website at www.mfcbancorp.com. The Compensation Committee is appointed and generally acts on behalf of the board of directors. The Compensation Committee is responsible for reviewing our board compensation practices and our selection, retention and remuneration arrangements for our executive officers and employees and reviewing and approving our Chief Executive Officer’s compensation in light of our corporate goals and objectives. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation Committee also administers and implements all of our incentive compensation plans and equity-based compensation plans. The Compensation Committee also recommends changes or additions to those plans, monitors our succession planning processes and reports to our board of directors on other compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.
Our board of directors has established a Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee currently consists of Indrajit Chatterjee, Silke S. Stenger and Dr. Shuming Zhao. Our Nominating and Corporate Governance Committee operates pursuant to a charter adopted by our board of directors on July 12, 2017, a copy of which is available online at our website at www.mfcbancorp.com. The primary function of the Nominating and Corporate Governance Committee is to assist our board of directors in developing our Corporate Governance Guidelines and monitor the board and management’s performance against the defined approach. The Nominating and Corporate Governance Committee is also responsible for evaluating the board and board committees’ structure and size and the independence of existing and prospective directors, identifying and reporting on candidates to be nominated to our board of directors, reporting on the board’s annual performance and overseeing our process for providing information to the board.
Our board of directors has established a Risk Committee. Our Risk Committee currently consists of Jochen Dümler, Friedrich Hondl and Samuel Morrow. The Risk Committee reviews and reports to our board of directors respecting our business risks and risk mitigation strategies.
D. Employees
At December 31, 2018, 2017 and 2016, we employed approximately 216, 230 and 448 people, respectively. The decrease in 2018 was as a result of our strategy to exit certain product lines and geographies.
E. Share Ownership
There were 12,534,801 Common Shares, 450,000 stock options and no share purchase warrants issued and outstanding as of April 26, 2019. Of the Common Shares and stock options issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2018, beneficially owned the following Common Shares and held the following stock options:
Name and principal position	Common Shares beneficially owned (#)	Percentage of total Common Shares outstanding (%)	Stock options held (#)
Michael J. Smith Chairman, Managing Director, President and Chief Executive Officer and Director	109,067	0.9%	12,500(1)
Dr. Shuming Zhao Director	—	—	12,000(1)
Indrajit Chatterjee Director	—	—	12,000(1)
Silke S. Stenger Director	—	—	12,000(1)
Friedrich Hondl Director	—	—	12,000(1)
Jochen Dümler Director	—	—	12,000(1)
Samuel Morrow Deputy Chief Executive Officer and Chief Financial Officer	8,478	—*	60,000(1)

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
In 2018, 20,000 options were cancelled under the Incentive Plan and 20,000 options were issued to non-executive employees thereunder.
As at December 31, 2018 and the date hereof, 450,000 awards were outstanding under the Incentive Plan and 125,403 awards were available for future awards under the Incentive Plan.
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
There were 12,534,801 Common Shares issued and outstanding as of April 26, 2019. The following table sets forth, as of the date hereof, persons known to us to be the beneficial owner of more than five percent (5%) of our Common Shares:
Name	Amount Owned	Percent of Class(1)
Peter Kellogg, group(2)	4,132,480	33.0%
Lloyd Miller, III(3)	1,862,523	14.9%
Nantahala Capital Management, LLC(4)	846,555	6.8%

Notes:
(1)
Based on 12,534,801 Common Shares issued and outstanding on April 26, 2019.

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

(3)
As disclosed in a Schedule 13G dated January 23, 2018, Neil Subin succeeded to the position of President and Manager of Milfam, LLC which serves as manager, general partner or investment advisor of a number of entities formerly managed by the late Lloyd Miller, III. He also serves as trustee of a number of Miller family trusts, controls such shares through a number of trusts and wholly-owned corporations. In his public filings, Mr. Subin discloses that he exercises sole dispositive and voting control over 1,740,429 of such shares and shared dispositive and voting control over 122,094 of such shares. Includes 170,802 Common Shares owned by Alimco Financial Corporation. In a Schedule 13G/A filed by Mr. Subin on February 13, 2019, it is disclosed that certain entities held by or for the benefit of the family of Mr. Miller hold approximately 85% of the outstanding shares of common stock of Alimco Financial Corporation and both Mr. Subin and Alimco Financial Corporation disclaim beneficial ownership of the securities reported by the other reporting person.

(4)
Based on Schedule 13G filed on February 14, 2019 jointly with Nantahala Capital Management, LLC, Wilmot B. Harkey and Daniel Mack.

As of April 26, 2019, there were 12,534,801 Common Shares issued and outstanding held by 276 registered shareholders. Of those Common Shares issued and outstanding, 12,530,186 Common Shares were registered in the United States (262 registered shareholders).
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
B. Related Party Transactions
Other than as disclosed herein, to the best of our knowledge, in the year ended December 31, 2018, there were no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
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
In 2018, we received dividends of  $0.2 million from an entity in which we have a significant equity interest.
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
Legal Proceedings
We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including audits and reassessments including relating to our former affiliates, and litigation related thereto. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current evaluations are materially incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 26 to our audited consolidated financial statements for the year ended December 31, 2018 for further information.
Dividend Distributions
We did not declare or pay any cash dividends to our shareholders in 2018. The actual timing, payment and amount of dividends paid on our Common Shares is determined by our board of directors, based upon considerations such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our board of directors considers relevant.
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9: THE OFFER AND LISTING
A. Offer and Listing Details
Our Common Shares are quoted on the New York Stock Exchange, referred to as the “NYSE”, currently under the symbol “MFCB”.
The transfer of our Common Shares is managed by our transfer agent, Computershare, 480 Washington Boulevard, Jersey City, NJ 07310 (Tel: 201-680-5258; Fax: 201-680-4604).
B. Plan of Distribution
Not applicable.
C. Markets
See “— A. Offer and Listing Details”.
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
Board of Directors
Please see “Item 6: Directors, Senior Management and Employees — C. Board Practices”.
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
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Holders of our Common Shares may, among other things, divide or consolidate their shares by ordinary resolution. In general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to our company. Various extraordinary corporate transactions including any merger, amalgamation, continuance to another jurisdiction, voluntary winding-up by the court, amendment to the Articles, change of company name or removal of a director must be approved by the shareholders by way of a special resolution. A special resolution is a resolution passed by a majority of not less than two-thirds of such shareholders who, being entitled to do so, vote in person or by proxy at a general meeting of the Company, or approved in writing by all of the shareholders entitled to vote at a general meeting of the Company. Under the Cayman Act, there is no specific requirement to obtain shareholder approval in connection with the sale, lease or exchange of all, or substantially all, of a corporation’s property.
General Meetings of Shareholders and Shareholder Proposals.   Our Articles provide that we may hold an annual general meeting in each year and shall specify the meeting as such with notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. Our directors may convene a meeting of our shareholders with at least 10 days’ prior notice.
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
Variation of Rights. The rights attached to any class or series of our shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may only be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class or series.
Liquidation. The holders of our Common Shares have the right on the winding up, liquidation or dissolution of the Company to participate in the surplus assets of the Company, subject to the rights of any issued and outstanding preference shares.
Redemption, Repurchase and Surrender.We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our Articles. Under the Cayman Act, the redemption or purchase of any of our shares may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Cayman Act, no such share may be redeemed or repurchased: (a) unless it is fully paid up; (b) if such redemption or repurchase would result in there being no shares outstanding; or (c) if the Company has commenced liquidation.
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
D. Exchange Controls
There are no exchange control regulations or currency restrictions in the Cayman Islands. Under Cayman Islands law, there are no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares. Please see “E. Taxation — Cayman Islands Taxation” for further information.
The Bank is subject to regulations and restrictions imposed in Europe and Malta. Please see “Item 3: Key Information — D. Risk Factors — Risk Factors Relating to Our Business” for further information.

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
If an entity that is classified as a partnership for U.S. federal income tax purposes holds our Common Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Common Shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Common Shares.
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
Sale or Other Disposition of Common Shares
Subject to the “Passive Foreign Investment Company” rules discussed below, in general, upon a sale, exchange or other disposition of Common Shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.
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

Passive Foreign Investment Company
We do not believe that we are currently a passive foreign investment company, referred to as a “PFIC”. However, since PFIC status depends upon the composition of a corporation’s income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the shares, even if we ceased to meet the threshold requirements for PFIC status, and certain adverse United States federal income tax consequences would apply to the U.S. Holder.
A non-U.S. corporation will be a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of  “passive income”, or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income”. For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, royalties, and gains from transactions in commodities. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.
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
If a U.S. Holder owns shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.
U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our Common Shares.
Medicare Tax
A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of  (1) the U.S. Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of securities, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Medicare tax.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
Documents and agreements concerning our company may be inspected at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China.
We file reports and other information with the Securities and Exchange Commission, referred to as the “SEC”. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public over the internet at such website at http://www.sec.gov.
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

Please refer to Note 29 of our annual consolidated financial statements for the years ended December 31, 2018 and 2017 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2018.
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
As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2018. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.
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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on this evaluation, management concluded that, as of December 31, 2018, our internal control over financial reporting was effective.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
A copy of our Code of Ethics is available online at our website at www.mfcbancorp.com. A copy of the Code of Ethics is filed as Exhibit 11.1 to this Annual Report on Form 20-F.
We will provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China.
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2018 by BDO LLP were $201,105 (before goods and services tax) and by MSR Partners LLP (formerly, Moore Stephens LLP), referred to as “Moore Stephens LLP”, were $565,895. The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2017 by Moore Stephens LLP were $797,603 (before goods and services tax).
Audit-Related Fees
$nil and $nil were billed by BDO LLP and Moore Stephens LLP during the year ended December 31, 2018 and 2017, respectively, for services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category “Audit Fees” above.

Tax Fees
During the fiscal year ended December 31, 2018, no fees were billed by BDO LLP for tax compliance, tax advice and tax planning. During the fiscal year ended December 31, 2017, no fees were billed by Moore Stephens LLP for tax, compliance, tax advice and tax planning.
All Other Fees
During the fiscal year ended December 31, 2018, no fees were billed by BDO LLP for services not related to audit or tax. During the fiscal year ended December 31, 2017, no fees were billed by Moore Stephens LLP for services not related to audit or tax.
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
The Audit Committee has considered the nature and amount of the fees billed for the fiscal years ended December 31, 2018 and 2017 by BDO LLP and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of such auditors.
ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E:
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2018, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our Common Shares.
ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Moore Stephens LLP served as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ended December 31, 2017. Our Audit Committee and our board of directors had selected Moore Stephens LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2018. On February 7, 2019, Moore Stephens LLP informed us that effective on that date, its employees and partners had been taken on by BDO LLP. As a result of this transaction, Moore Stephens LLP resigned as our independent registered public accounting firm for the fiscal year ending December 31, 2018 and we have appointed BDO LLP as the successor independent registered public accounting firm. The resignation of Moore Stephens LLP and the appointment of BDO LLP as our independent registered public accounting firm have been considered and approved by our Audit Committee and our board of directors.
The audit report of Moore Stephens LLP on our consolidated financial statements as of and for the year ended December 31, 2017 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.
During the year ended December 31, 2017 and the subsequent period through February 7, 2019, there were no disagreements with Moore Stephens LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, had it not been resolved to the satisfaction of Moore Stephens LLP would have caused Moore Stephens LLP to make reference thereto in its report on the consolidated financial statements for such period. During this time, there have been no “reportable events”, as that term is described in Item 304(a)(1)(v) of Regulation S-K.
We have provided Moore Stephens LLP with a copy of the disclosure set forth in this Item 16F and requested that Moore Stephens LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter dated April 30, 2019 is included as Exhibit 16.1 to this Annual Report.

During our most recent fiscal year and through the subsequent period on or prior to the appointment of BDO LLP, neither we nor anyone on our behalf has consulted with BDO LLP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements; or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.
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

Our current stock option plan has been approved by our shareholders. However, our plans do not specifically require shareholder approval of material revisions.
ITEM 16H: MINE SAFETY DISCLOSURE
Not applicable.
ITEM 17: FINANCIAL STATEMENTS
Not applicable. Please see “Item 18: Financial Statements”.

 ITEM 18: FINANCIAL STATEMENTS
The following attached audit reports and financial statements are incorporated herein:
1. Reports of Independent Registered Public Accounting Firms	52
2. Consolidated statements of financial position as of December 31, 2018 and 2017	55
3. Consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016	56
4. Consolidated statements of comprehensive loss for the years ended December 31, 2018, 2017 and 2016	57
5. Consolidated statements of changes in equity for the years ended December 31, 2018, 2017 and 2016	58
6. Consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016	60
7. Notes to consolidated financial statements	61

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
MFC Bancorp Ltd.
Hong Kong, China
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of MFC Bancorp Ltd. (the “Company”) and subsidiaries as of December 31, 2018, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018, and the results of their operations and their cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ BDO LLP
BDO LLP
We have served as the Company’s auditor since 2019.
London, United Kingdom
April 30, 2019

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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ Moore Stephens LLP
Moore Stephens LLP
Chartered Accountants
We have served as the Company’s auditor since 2017
150 Aldersgate Street
London
EC1A 4AB
United Kingdom
April 10, 2018

Report of Independent Registered Public Accounting Firm
To the Shareholders of
MFC Bancorp Ltd.
We have completed an audit of MFC Bancorp Ltd. and its subsidiaries’ prior year consolidated financial statements. Our opinion, based on our audit is presented below.
Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of MFC Bancorp Ltd. and its subsidiaries, which comprise the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.
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
We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, MFC Bancorp Ltd.’s financial performance and their cash flows for the year ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
March 31, 2017

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Canadian Dollars in Thousands)
	Notes	December 31, 2018	December 31, 2017
ASSETS
Current Assets
Cash and cash equivalents		$67,760	$74,870
Short-term cash deposits		—	194
Securities	7	7,400	5,127
Securities – derivatives		209	190
Trade receivables	8	5,343	34,259
Tax receivables		104	747
Other receivables	9	8,675	21,690
Inventories	10	11,406	9,826
Restricted cash		281	—
Deposits, prepaid and other		828	2,378
Total current assets		102,006	149,281
Non-current Assets
Securities	7	4,702	771
Securities – derivatives		—	56
Real estate held for sale		13,830	13,803
Investment property	11	37,804	37,660
Property, plant and equipment	12	58,325	83,954
Interests in resource properties	13	273,250	92,551
Tax receivables		488	—
Deferred income tax assets	14	15,735	16,694
Other		773	2,132
Other, restricted		—	45
Total non-current assets		404,907	247,666
		$506,913	$396,947
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	15	$—	$2,074
Debt, current portion	16	—	43,733
Account payables and accrued expenses	17	26,315	44,750
Financial liabilities – derivatives		37	302
Income tax liabilities		855	1,910
Total current liabilities		27,207	92,769
Long-term Liabilities
Loan payable	29	3,981	—
Decommissioning obligations	19	13,641	13,699
Deferred income tax liabilities	14	66,421	10,303
Other		1,257	227
Total long-term liabilities		85,300	24,229
Total liabilities		112,507	116,998
Equity
Capital stock, fully paid	20	16	16
Additional paid-in capital		312,132	312,132
Treasury stock	20	(2,643)	(2,643)
Contributed surplus		16,735	16,666
Retained earnings (accumulated deficit)		19,333	(87,183)
Accumulated other comprehensive income		40,803	38,792
Shareholders’ equity		386,376	277,780
Non-controlling interests		8,030	2,169
Total equity		394,406	279,949
		$506,913	$396,947

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2018, 2017 and 2016
(Canadian Dollars in Thousands, Except Share and per Share Amounts)
	Notes	2018	2017	2016
Revenue	21	$139,751	$274,035	$1,131,657
Costs and expenses:
Costs of sales and services	21	129,522	263,586	1,061,052
Selling, general and administrative	21	26,365	45,472	79,164
Share-based compensation – selling, general and administrative	22	69	2,876	—
Loss on settlement	21	5,600	—	—
Finance costs		2,125	8,415	24,102
Impairment of available-for-sale securities		—	—	91
Reversal of impairment of hydrocarbon, resource properties and property, plant and equipment, net	12,13	(188,203)	(8,945)	(8,566)
Exchange differences on foreign currency transactions, net (gain) loss		(3,556)	1,038	(7,480)
		(28,078)	312,442	1,148,363
Income (loss) before income taxes		167,829	(38,407)	(16,706)
Income tax (expense) recovery:
Income taxes	23	(56,105)	(6,885)	(5,994)
Resource revenue taxes		487	(1,773)	(1,020)
		(55,618)	(8,658)	(7,014)
Net income (loss) for the year		112,211	(47,065)	(23,720)
Net loss (income) attributable to non-controlling interests		65	(790)	(1,641)
Net income (loss) attributable to owners of the parent company		$112,276	$(47,855)	$(25,361)
Earnings (loss) per share:
Basic	24	$8.96	$(3.81)	$(2.01)
Diluted	24	$8.96	$(3.81)	$(2.01)
Weighted average number of common shares outstanding
– Basic		12,534,801	12,544,141	12,628,454
– Diluted		12,534,801	12,544,141	12,628,454
The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2018, 2017 and 2016
(Canadian Dollars in Thousands)
	2018	2017	2016
Net income (loss) for the year	$112,211	$(47,065)	$(23,720)
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	2,440	7,002	(14,067)
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated	672	(11,306)	(560)
Net exchange difference	3,112	(4,304)	(14,627)
Fair value gain (loss) on available-for-sale securities	—	542	(73)
Reclassification of fair value (gain) loss on available-for-sale securities to statements of operations for securities disposed of or impaired	—	(52)	141
Net fair value gain on available-for-sale securities	—	490	68
Fair value loss on securities at fair value through other comprehensive income	(75)	—	—
Reclassification of reversal of impairment charge to statement of operations	(3)	—	—
Net fair value loss on securities at fair value through other comprehensive income	(78)	—	—
Items that will not be reclassified subsequently to profit or loss Remeasurement of net defined benefit liabilities	—	219	192
	3,034	(3,595)	(14,367)
Total comprehensive income (loss) for the year	115,245	(50,660)	(38,087)
Comprehensive income attributable to non-controlling interests	(277)	(683)	(1,585)
Comprehensive income (loss) attributable to owners of the parent company	$114,968	$(51,343)	$(39,672)

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2018, 2017 and 2016
(Canadian Dollars in Thousands)
	Capital Stock and additional paid-in capital		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	(Accumulated Deficit) Retained Earnings	Available- for-sale Securities	Securities at Fair Value Through Other Comprehensive Income	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders’ Equity	Non- controlling Interests	Total Equity
Balance at January 1, 2016	17,315,673	$419,916	(4,687,218)	$(61,085)	$13,790	$1,627	$(63,559)	$(97)	$—	$(499)	$57,099	$367,192	$2,008	$369,200
Net (loss) income	—	—	—	—	—	—	(25,361)	—	—	—	—	(25,361)	1,641	(23,720)
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	—	(1,683)	(1,683)
Net fair value gain	—	—	—	—	—	—	—	68	—	—	—	68	—	68
Net gain on remeasurements	—	—	—	—	—	—	—	—	—	192	—	192	—	192
Net exchange differences	—	—	—	—	—	—	—	—	—	—	(14,571)	(14,571)	(56)	(14,627)
Balance at December 31, 2016	17,315,673	$419,916	(4,687,218)	$(61,085)	$13,790	$1,627	$(88,920)	$(29)	$—	$(307)	$42,528	$327,520	$1,910	329,430
Repurchase and cancellation of shares and cancellation of shares and equity instruments	(90,000)	(2,856)	—	—	—	(1,627)	3,165	—	—	—	—	(1,318)	—	(1,318)
Plan of arrangement – purchase of fractional shares	(3,654)	(41)	—	—	—	—	—	—	—	—	—	(41)	—	(41)
Plan of arrangement – cash distributions	—	(2)	—	—	—	—	—	—	—	—	—	(2)	—	(2)
Plan of arrangement – offsetting deficit	—	(87,850)	—	—	—	—	87,850	—	—	—	—	—	—	—
Plan of arrangement – share capital restructuring	(4,621,571)	(17,019)	4,621,571	58,442	—	—	(41,423)	—	—	—	—	—	—	—
Shares issued to non-controlling interests, net of subscription receivables	—	—	—	—	—	—	—	—	—	—	—	—	1,177	1,177
Net loss (income)	—	—	—	—	—	—	(47,855)	—	—	—	—	(47,855)	790	(47,065)
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	—	(1,601)	(1,601)
Share based compensation	—	—	—	—	2,876	—	—	—	—	—	—	2,876	—	2,876
Net fair value gain	—	—	—	—	—	—	—	490	—	—	—	490	—	490
Net gain on remeasurements	—	—	—	—	—	—	—	—	—	219	—	219	—	219
Disposition of subsidiaries	—	—	—	—	—	—	—	—	—	88	—	88	—	88
Net exchange differences	—	—	—	—	—	—	—	—	—	—	(4,197)	(4,197)	(107)	(4,304)
Balance at December 31, 2017	12,600,448	$312,148	(65,647)	$(2,643)	$16,666	$—	$(87,183)	$461	$—	$—	$38,331	$277,780	$2,169	$279,949
Change in accounting policy (see Note 2B(i))	—	—	—	—	—	—	524	(461)	(63)	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—	112,276	—	—	—	—	112,276	(65)	112,211
Dividends paid	—	—	—	—	—	—	—	—	—	—	—	—	(805)	(805)
Return of capital	—	—	—	—	—	—	—	—	—	—	—	—	(52)	(52)
Share based compensation	—	—	—	—	69	—	—	—	—	—	—	69	—	69
Loss on disposition of shares in a subsidiary	—	—	—	—	—	—	(6,284)	—	—	—	(157)	(6,441)	6,441	—
Net fair value loss	—	—	—	—	—	—	—	—	(78)	—	—	(78)	—	(78)
Net exchange differences	—	—	—	—	—	—	—	—	—	—	2,770	2,770	342	3,112
Balance at December 31, 2018	12,600,448	$312,148	(65,647)	$(2,643)	$16,735	$—	$19,333	$—	$(141)	$—	$40,944	$386,376	$8,030	$394,406

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
For the Years Ended December 31, 2018, 2017 and 2016
(Canadian Dollars in Thousands)
	Common Shares		Preferred Shares*		Total Capital Stock
Components of Capital Stock	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2015 and 2016	12,694,102	$402,897	4,621,571	$17,019	17,315,673	$419,916
Issuance of contingently issuable shares	(90,000)	(2,856)	—	—	(90,000)	(2,856)
2017 plan of arrangement	(3,654)	(87,893)	(4,621,571)	(17,019)	(4,625,225)	(104,912)
Balance at December 31, 2017 and 2018	12,600,448	$312,148	—	$—	12,600,448	$312,148

*
Preferred Shares were held by the Group as Treasury Stock

Components of Common Shares
As at December 31:	2018	2017	2016
Capital stock, no par value and fully paid	$—	$—	$402,897
Capital stock, at par value and fully paid	16	16	—
Additional paid-in capital	312,132	312,132	—
	$312,148	$312,148	$402,897

Components of Contributed Surplus
As at December 31:	2018	2017	2016
Share-based compensation	$16,735	$16,666	$13,790
Contingently issuable shares	—	—	1,627
	$16,735	$16,666	$15,417

The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018, 2017 and 2016
(Canadian Dollars in Thousands)
	Notes	2018	2017	2016
Cash flows from operating activities:
Net income (loss) for the year		$112,211	$(47,065)	$(23,720)
Adjustments for:
Amortization, depreciation and depletion		5,712	6,732	11,951
Exchange differences on foreign currency transactions		(3,556)	1,038	(7,480)
(Gain) loss on short-term securities and securities at FVTPL		(3,856)	1	66
(Gain) loss on dispositions of subsidiaries	21	(25,771)	10,219	(2,585)
Impairment of available-for-sale securities		—	—	91
Reversal of impairment of hydrocarbon and resource properties and property, plant and equipment, net		(188,203)	(8,945)	(8,566)
Share-based compensation	22	69	2,876	—
Deferred income taxes	23	55,238	3,141	1,454
Market value decrease (increase) on commodity inventories	21	109	(400)	4,273
Interest accretion		373	412	471
Change in fair value of a loan payable measured at FVTPL		167	—	—
Credit losses		34,985	23,923	18,277
Write-offs of intangible assets and prepaid	21	2,129	—	—
Gains on settlements of liabilities	21	(9,502)	(3,779)	—
Loss on settlement	21	5,600	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits		197	—	39
Short-term securities		(1,050)	—	3,997
Receivables		10,264	30,188	(16,869)
Inventories		(1,429)	19,588	184,944
Restricted cash		(275)	—	624
Deposits, prepaid and other		70	8,361	24,661
Assets held for sale		—	12,636	—
Short-term bank borrowings		(1,621)	(34,513)	34,707
Account payables and accrued expenses		435	(26,513)	(124,528)
Income tax liabilities		(1,046)	21	(1,576)
Accrued pension assets, net of obligations		—	(54)	43
Other		1,559	(1,064)	(407)
Cash flows (used in) provided by operating activities		(7,191)	(3,197)	99,867
Cash flows from investing activities:
Purchases of securities		(1,199)	—	—
Purchases of property, plant and equipment, net		(198)	4,783	(198)
Acquisition of intangible assets		—	(765)	—
Proceeds from sales of investments, net		—	526	10,138
Proceeds from sales of investment property		1,018	—	—
Increase in loan receivables		—	(590)	(366)
Decrease in loan receivables		—	725	693
Acquisitions of subsidiaries, net of cash and cash equivalents acquired		—	(44)	(23,926)
Dispositions of subsidiaries, net of cash and cash equivalents disposed of		(825)	(8,384)	48,796
Other		(77)	255	345
Cash flows (used in) provided by investing activities		(1,281)	(3,494)	35,482
Cash flows from financing activities:
Debt repayment		—	(42,253)	(186,286)
Debt borrowing		—	—	20,694
Cash paid under the plan of arrangement		—	(43)	—
Shares issued to non-controlling interests		—	1,177	—
Return of capital to non-controlling interests		(52)	—	—
Dividends paid to non-controlling interests		(805)	(1,601)	(1,683)
Cash flows used in financing activities		(857)	(42,720)	(167,275)
Exchange rate effect on cash and cash equivalents		2,219	3,605	(37,540)
Decrease in cash and cash equivalents		(7,110)	(45,806)	(69,466)
Cash and cash equivalents, beginning of year		74,870	120,676	197,519
Cash and cash equivalents included in assets held for sale, net		—	—	(7,377)
Cash and cash equivalents, end of year		$67,760	$74,870	$120,676
Supplemental cash flows disclosure (see Note 27)
Interest received		$906	$1,079	$3,632
Dividends received		168	—	6
Interest paid		(1,198)	(4,575)	(14,533)
Income taxes paid		(2,626)	(2,029)	(3,317)
The accompanying notes are an integral part of these consolidated financial statements.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016
Note 1. Nature of Business
MFC Bancorp Ltd. (“MFC Bancorp” or the “Company” is incorporated under the laws of the Cayman Islands. MFC Bancorp and the entities it controls are collectively known as the “Group” in these consolidated financial statements. The Group is a merchant bank that provides financial services, with its core asset being an interest in the Scully Iron Ore Mine in Newfoundland & Labrador, Canada. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group’s investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.
On July 14, 2017, the former holding company of the Group completed a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). The Arrangement was approved by its shareholders and the British Columbia Supreme Court in July 2017. Pursuant to the Arrangement and the Court order, among other things: (i) its common shares were consolidated on a 100 for 1 basis, with any resulting fractional shares being eliminated and, thereafter, such shares were split on a 1 for 20 basis (the “Share Consolidation / Split”); and (ii) each holder of its shares received one of our common shares for each share held as of the effective date of the Arrangement. In these consolidated financial statements, the number of shares and earnings per share in the prior period have been restated to reflect the Share Consolidation / Split.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
A. Basis of Presentation
Basis of Accounting
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). MFC Bancorp complies with all the requirements of IFRS. The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied with the exception of the adoption of IFRS 9, Financial Instruments (“IFRS 9”), IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) and the amendments to IFRS 2, Share-Based Payment from January 1, 2018. See Note 2B.
These consolidated financial statements were prepared using going concern, accrual (except for cash flow information) and historical cost (except for investment property and certain financial assets and financial liabilities which are measured at fair value and certain inventories that are measured at fair value less costs to sell) bases.
The presentation currency of these consolidated financial statements is the Canadian dollar ($), rounded to the nearest thousand (except per share amounts).
Principles of Consolidation
These consolidated financial statements include the accounts of MFC Bancorp and entities it controls. The Company controls an investee if and only if it has all the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of its returns. When the Group holds, directly or indirectly, more than 50% of the voting power of an investee, it is presumed that the Group controls the investee, unless it can be clearly demonstrated that this is not the case. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions, including unrealized profits arising from intragroup transactions, have been eliminated in full. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.
On the acquisition date, a non-controlling interest is measured at either its fair value or its proportionate share in the recognized amounts of the subsidiary’s identifiable net assets, on a transaction-by-transaction basis. Subsequently, the non-controlling interest increases or decreases for its share of changes in equity since the acquisition date.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

After initial consolidation of a subsidiary, when the proportion of equity held by non-controlling interests changes, the Group, as long as it continues to control the subsidiary, adjusts the carrying amounts of the controlling and non-controlling interests to reflect the changes in their relative interests in the subsidiary. The Group recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received and attributes such difference to the owners of MFC Bancorp.
When the Group loses control of a subsidiary it: (a) derecognizes (i) the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost and (ii) the carrying amount of any non-controlling interests in the former subsidiary at the date when control is lost (including any components of other comprehensive income attributable to them); (b) recognizes (i) the fair value of the consideration received, if any, from the transaction, event or circumstances that resulted in the loss of control, (ii) if the transaction, event or circumstances that resulted in the loss of control involves a distribution of shares of the subsidiary to owners in their capacity as owners, that distribution and (iii) any investment retained in the former subsidiary at its fair value at the date when control is lost; (c) reclassifies to profit or loss, or transfers directly to retained earnings if required by IFRS, the amounts recognized in other comprehensive income in relation to the subsidiary; and (d) recognizes any resulting difference as a gain or loss under costs of sales and services in profit or loss attributable to the owners of MFC Bancorp.
The financial statements of MFC Bancorp and its subsidiaries used in the preparation of the consolidated financial statements are prepared as of the same date, using uniform accounting policies for like transactions and other events in similar circumstances.
Foreign Currency Translation
The presentation currency of the Group’s consolidated financial statements is the Canadian dollar.
MFC Bancorp conducts its business throughout the world through its foreign operations. Foreign operations are entities that are subsidiaries or branches, the activities of which are based or conducted in countries or currencies other than those of MFC Bancorp. Functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. Foreign currency is a currency other than the functional currency of the entity. The functional currencies of the Company and its subsidiaries and branches primarily comprise the Canadian dollar, Euro (“EUR” or “€”) and United States dollar (“US$”).
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
DECEMBER 31, 2018, 2017 and 2016

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
The following table sets out exchange rates for the translation of the Euro and United States dollar, which represented the major trading currencies of the Group, into the Canadian dollar:
	EUR	US$
Closing rate at December 31, 2018	1.5613	1.3642
Average rate for the year 2018	1.5302	1.2957
Closing rate at December 31, 2017	1.5052	1.2545
Average rate for the year 2017	1.4650	1.2986
Closing rate at December 31, 2016	1.4169	1.3427
Average rate for the year 2016	1.4660	1.3248
Fair Value Measurement
Certain assets and liabilities of the Group are measured at fair value (see Note 2B).
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

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
Use of Estimates and Assumptions and Measurement Uncertainty
The timely preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management’s best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends and management’s assessment of probable future outcomes of these matters. Actual results could differ from these estimates and such differences could be material. For critical judgments in applying accounting policies and major sources of estimation uncertainty (see Notes 2C and 2D).
B. Significant Accounting Policies
(i) Financial Instruments
IFRS 9
The Group adopted IFRS 9 with a date of initial application of January 1, 2018.
Financial assets and financial liabilities are recognized on the consolidated statement of financial position when the Group becomes a party to the financial instrument contract. A financial asset is derecognized either when the Group has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired.
The Group classifies its financial assets into the following measurement categories: (a) those measured subsequently at fair value (either through other comprehensive income (“FVTOCI”) or through profit or loss (“FVTPL”) and (b) subsequently measured at amortized cost. The classification of financial assets depends on the Group’s business model for managing the financial assets and the terms of the contractual cash flows. The Group classifies its financial liabilities as subsequently measured at amortized cost, except for financial liabilities at fair value through profit or loss.
Initial Adoption of IFRS 9
IFRS 9 does not require restatement of comparative periods. Accordingly, the Group has reflected the retrospective impact of the adoption of IFRS 9 due to the change in accounting policy for investments in equity securities as an adjustment to opening accumulated deficit as at January 1, 2018. Under IFRS 9, the Group’s investments in equity securities, which were previously classified as available for sale or at cost

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

under IAS 39,Financial Instruments: Recognition and Measurement (“IAS 39”), are measured at FVTPL. The retrospective adjustment, which represented the fair value gain adjustment on investments in equity securities as of January 1, 2018, was $524 and debited to other comprehensive income.
Upon the initial adoption of IFRS 9 on January 1, 2018, the financial assets which were previously classified at fair value through profit or loss, held-to-maturity, loans and receivables and available-for-sale have been transferred to, financial assets measured at FVTPL, FVTOCI or amortised cost.
IAS 39 (Accounting Policies Applicable Prior to January 1, 2018)
All financial assets and financial liabilities were classified by characteristic and/or management intent. Except for certain financial instruments which were excluded from the scope, all financial assets were classified into one of four categories: (a) at fair value through profit or loss; (b) held-to-maturity; (c) loans and receivables; and (d) available-for-sale, and all financial liabilities were classified into one of two categories: (a) at fair value through profit or loss; and (b) at amortized cost.
A financial asset or financial liability at fair value through profit or loss was a financial asset or financial liability that met either of the following conditions: (a) it was classified as held for trading if it was (i) acquired or incurred principally for the purpose of selling or repurchasing it in the near term, (ii) part of a portfolio of identified financial instruments that were managed together and for which there was evidence of a recent actual pattern of short-term profit taking, or (iii) a derivative, except for a derivative that was a designated and effective hedging instrument; or (b) it was designated by the Group upon initial recognition as at fair value through profit or loss when certain conditions were met.
Available-for-sale financial assets were those non-derivative financial assets that were designated as available for sale, or that were not classified as loans and receivables, held-to-maturity investments, or at fair value through profit or loss.
Non-derivative financial liabilities were classified as financial liabilities measured at amortized cost.
After initial recognition, the Group measured financial assets, including derivatives that were assets, at their fair values, without any deduction for transaction costs it might incur on sale or other disposal, except for the following financial assets: (a) held-to-maturity investments which were measured at amortized cost using the effective interest method; (b) loans and receivables which were measured at amortized cost using the effective interest method; and (c) investments in equity instruments that did not have a quoted market price in an active market and whose fair value could not be reliably measured and derivatives that were linked to and had to be settled by delivery of such unquoted equity instruments which were measured at cost. All financial assets except those measured at fair value through profit or loss were subject to review for impairment.
Common to Both IFRS 9 and IAS 39
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
A gain or loss on a financial asset or financial liability classified as at fair value through profit or loss is recognized in profit or loss for the period in which it arises. A gain or loss on an asset measured at FVTOCI or classified as available for sale is recognized in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in profit or loss for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in profit or loss when the financial asset or financial liability is derecognized or impaired and through the amortization process.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Net gains or net losses on financial instruments at fair value through profit or loss do not include interest or dividend income.
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
(iii) Securities
IFRS 9
Investments in equity securities are measured at FVTPL.
Debt securities which are held within a business model whose objective is to collect the contractual cash flows and sell the debt securities, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are measured at FVTOCI.
IAS 39 (Accounting Policies Applicable Prior to January 1, 2018)
Securities were classified as at fair value through profit or loss (i.e. held for trading) or short-term or long-term available-for-sale securities.
Publicly-traded securities (debt and equity) which were acquired principally for the purpose of selling in the near term were classified as held for trading.
Available-for-sale securities consisted of publicly-traded securities and unlisted equity securities which were not held for trading and not held to maturity. Long-term available-for-sale securities were purchased with the intention to hold until market conditions render alternative investments more attractive. Short-term available-for-sale securities were held with the intention of management to sell within the current operating cycle but did not meet the definition of trading securities.
When a decline in the fair value of an available-for-sale security had been recognized in other comprehensive income and there was objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income was reclassified from equity to profit or loss as a reclassification adjustment even though the security had not been derecognized. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is an objective evidence of impairment. The Group considered a decline in excess of 25 percent generally as significant and a decline in a quoted market price that persisted for 15 months as prolonged. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale would not be reversed through profit or loss.
Gains and losses on sales of securities are calculated on the average cost basis.
(iv) Securities and Financial Liabilities – Derivatives
A derivative is a financial instrument or other contract with all three of the following characteristics: (a) its value changes in response to the change in a specified interest rate, financial instrument price, product price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; (b) it requires

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (c) it is settled at a future date. A derivative financial instrument is either exchange-traded or negotiated. A derivative financial instrument is included in the consolidated statement of financial position as a security (i.e. financial asset) or a financial liability and measured at fair value. The recognition and measurement of a derivative financial instrument under both IFRS 9 and IAS 39 does not apply to a contract that is entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements, unless the Group, as allowed under IFRS 9, designates the contract as measured at fair value through profit or loss if it eliminates or significantly reduces a measurement inconsistency.
Where the Group has both the legal right and intent to settle derivative assets and liabilities simultaneously with the counterparty, the net fair value of the derivative financial instruments is reported as an asset or liability, as appropriate.
Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognized in profit or loss as they arise.
(v ) Financial Liabilities
The Group measures financial liabilities at either amortised cost or FVTPL. Financial liabilities are measured at amortised cost, unless either it is held for trading and hence required to be measured at FVTPL or the group elects to measure the financial liability at FVTPL.
(vi) Receivables
Receivables are measured at amortized cost under both IFRS 9 and IAS 39.
Receivables are net of an allowance for credit losses, if any. The Group performs ongoing credit evaluations of its customers and recognizes a loss allowance for expected credit losses. Receivables are considered past due on an individual basis based on the terms of the contracts.
(vii) Allowance for Credit Losses
IFRS 9
The Group recognizes and measures a loss allowance for expected credit losses on a financial asset which is measured at amortized cost or at FVTOCI, including a lease receivable, a contract asset or a loan commitment and a financial guarantee contract. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition. To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.
When there is significant increase in credit risk or for credit-impaired financial assets, the loss allowance equals the lifetime expected credit losses which is defined as the expected credit losses that result from all possible default events over the expected life of a financial instrument. If, at the reporting date, the credit risk on a financial asset has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to the 12-month expected credit losses which is defined as the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on a financial instrument that are possible within the 12 months after the reporting date.
As required by IFRS 9, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables and contract assets that result from transactions that are within the scope of IFRS 15.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

IAS 39 (Accounting Policies Applicable Prior to January 1, 2018)
The Group applied credit risk assessment and valuation methods to its trade and other receivables. Credit losses arose primarily from receivables but might also relate to other credit instruments issued by or on behalf of the Group, such as guarantees and letters of credit. Specific provisions were established on an individual receivable basis.
Common to Both IFRS 9 and IAS 39
The Group’s allowance for credit losses is maintained at an amount considered adequate to absorb expected or estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in the Group’s financial assets and judgments about economic conditions. Estimates and judgments could change in the near term, and could result in a significant change to a recognized allowance. An allowance for credit losses is increased by provisions, which are recognized in profit or loss and reduced by write-offs net of any recoveries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.
(viii) Inventories
Inventories principally consist of raw materials, work-in-progress, and finished goods. Inventories, other than commodities products, are recorded at the lower of cost and net realizable value. Cost, where appropriate, includes an allocation of manufacturing overheads incurred in bringing inventories to their present location and condition and is assigned by using the first-in, first-out or weighted average cost formula, depending on the class of inventories. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The reversal of a write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of costs of sales and services in the period in which the reversal occurs.
Commodity products acquired by the Group as a broker-trader in the Group’s merchant banking activities with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin are measured at fair value less costs to sell. Fair values of the Group’s inventories are determined by reference to their contractual selling prices or quoted prices in marketplaces in the absence of a contract (Level 1 fair value hierarchy), in accordance with guidance on fair value in IFRS 13.
(ix) Real Estate Held for Sale
Real estate held for sale is real estate intended for sale in the ordinary course of business or in the process of construction or development for such sale.
Real estate held for sale is measured at the lower of cost (on a specific item basis) and net realizable value. Net realizable value is estimated by reference to sale proceeds of similar properties sold in the ordinary course of business less all estimated selling expenses around the reporting date, or by management estimates based on prevailing market conditions. The amount of any write-down of properties to net realizable value is recognized as an expense in the period the write-down occurs. The reversal of a write-down arising from an increase in net realizable value is recognized in the period in which the reversal occurs.
All of the Group’s real estate is located in Europe.
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

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
(xii) Interests in Resource Properties
The Group’s interests in resource properties are mainly comprised of an interest in the Scully Iron Ore Mine, and to a lesser extent exploration and evaluation assets (comprising hydrocarbon probable reserves and hydrocarbon undeveloped lands), hydrocarbon development and production assets.
(a) Exploration and evaluation assets
Exploration and evaluation costs, including the costs of acquiring undeveloped land and drilling costs are initially capitalized until the drilling of the well is complete and the results have been evaluated in order to determine the technical feasibility and commercial viability of the asset. Technical feasibility and

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

commercial viability are considered to be determinable when proved and/or probable reserves are determined to exist. When proved and/or probable reserves are found, the drilling costs and the costs of associated hydrocarbon undeveloped lands are reclassified to hydrocarbon development and production assets or from hydrocarbon undeveloped lands to hydrocarbon probable reserves. The cost of hydrocarbon undeveloped land that expires or any impairment recognized during a period is charged to profit or loss. Pre-license costs are recognized in profit or loss as incurred.
(b) Hydrocarbon development and production assets and an interest in an iron ore mine
The Group’s interests in resource properties are mainly comprised of an interest in the Scully Iron Ore Mine, and to a lesser extent, hydrocarbon development and production assets.
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
For the interest in an iron ore mine, depletion is calculated based on proved and probable reserves. The estimate of the reserves of iron ore is reviewed whenever significant new information about the reserve is available, or at least at each financial year-end.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

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
An assessment is made at the end of each reporting period whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, an estimate of the asset’s (or CGU’s) recoverable amount is reviewed. A previously recognized impairment loss is reversed to the extent that the events or circumstances that triggered the original impairment have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, depletion and amortization, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss for a CGU is allocated to the assets of the CGU pro-rata with the carrying amounts of those assets. During the year ended December 31, 2018, there was a reversal of impairment of the Group’s interest in an iron ore mine (see Note 13).
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
Undeveloped lands are evaluated for indicators separately from hydrocarbon development and production assets and hydrocarbon probable reserves. Impairment is assessed by comparing the carrying amount of undeveloped lands to values determined by an independent land evaluator based on recent market transactions. Management also takes into account future plans for those properties, the remaining terms of the leases and any other factors that may be indicators of potential impairment.
(xiv) Defined Benefit Pension Plan
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(xviii) Revenue Recognition
IFRS 15
Effective January 1, 2018, the Group adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Pursuant to IFRS 15, the Group recognizes revenue, excluding interest and dividend income and other such income from financial instruments recognized in accordance with IFRS 9, upon transfer of promised goods or services to customers in amounts that reflect the consideration to which the Group expects to be entitled in exchange for those goods or services based on the following five step approach:
Step 1:   Identify the contracts with customers;
Step 2:   Identify the performance obligations in the contract;
Step 3:   Determine the transaction price;
Step 4:   Allocate the transaction price to the performance obligations in the contract; and
Step 5:   Recognize revenue when (or as) the entity satisfies a performance obligation.
The Group typically satisfies its performance obligations upon shipment of the goods, or upon delivery as the services are rendered or upon completion of services depending on whether the performance obligations are satisfied over time or at a point in time. The Group primarily acts as principal in contracts with its customers. The Group does not have material obligations for returns, refunds and other similar obligations, nor warranties and related obligations.
For performance obligations that the Group satisfies over time, the Group typically uses time-based measures of progress because the Group is providing a series of distinct services that are substantially the same and have the same pattern of transfer.
For performance obligations that the Group satisfies at a point in time, the Group typically uses shipment or delivery of goods and/or services in evaluating when a customer obtains control of promised goods or services.
A significant financing component exists and is accounted for if the timing of payments agreed to by the parties to the contract provides the customer or the Group with a significant benefit of financing the transfer of goods and services to the customer. As a practical expedient, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.
The incremental costs of obtaining contracts with customers and the costs incurred in fulfilling contracts with customers that are directly associated with the contract are recognized as an asset (hereinafter, “assets arising from contract costs”) if those costs are expected to be recoverable, which are included in other long-term assets in the consolidated statements of financial position. The incremental costs of obtaining contracts are those costs that the Group incurs to obtain a contract with a customer that they would not have incurred if the contract had not been obtained. As a practical expedient, the Group recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. Assets arising from contract costs are amortized using the straight-line method over their estimated contract periods.
The Group exercises judgments in determining the amount of the costs incurred to obtain or fulfill a contract with a customer, which includes, but is not limited to (a) the likelihood of obtaining the contract, (b) the estimate of the profitability of the contract, and (c) the credit risk of the customer. An impairment loss will be recognized in profit or loss to the extent that the carrying amount of the asset exceeds (a) the remaining amount of consideration that the entity expects to receive in exchange for the goods or services to which the asset relates, less (b) the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Initial Adoption of IFRS 15
Pursuant to the transition arrangement permitted under IFRS 15, the Group applied IFRS 15 retrospectively with the cumulative effect of initially applying IFRS 15 recognized at the date of initial application. There were no revisions on the accounts in the consolidated statement of financial position on January 1, 2018 upon the adoption of IFRS 15.
Moreover, there were no financial statement line items affected in the current year ended December 31, 2018 by the application of IFRS 15 as compared to the presentation under IAS 18, Revenue and related interpretations.
IAS 18, Revenue (“IAS 18”) (Accounting Policies Applicable Prior to January 1, 2018)
The Group accounted for revenues under IAS 18 and other related international accounting standards and interpretations for the recognition and measurement of revenue until December 31, 2017.
Revenue included proceeds from sales of merchant banking products and services, real estate properties, medical instruments and supplies, rental income on investment property, interest and dividend income and net gains on securities. In an agency relationship, revenue is the amount of commission earned.
Revenue from the sale of goods was recognized when: (a) the Group had transferred to the buyer the significant risks and rewards of ownership of the goods (which generally coincided with the time when the goods were delivered to the buyer and title had passed); (b) the Group retained neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue could be measured reliably; (d) it was probable that the economic benefits associated with the transaction would flow to the Group; and (e) the costs incurred or to be incurred in respect of the transaction could be measured reliably.
Revenue from the rendering of services is recognized when: (a) the amount of revenue could be measured reliably; (b) it was probable that the economic benefits associated with the transaction would flow to the Group; (c) the stage of completion of the transaction at the reporting date could be measured reliably; and (d) the costs incurred for the transaction and the costs to complete the transaction could be measured reliably.
Revenue was measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, customs duties and sales taxes. When the Group charges shipping and handling fees to customers, such fees are included in sales revenue. Where the Group acts as an agent on behalf of a third party to procure or market goods, any associated fee income is recognized and no purchase or sale is recorded.
Interest, royalty and dividend income were recognized when it is probable that economic benefits will flow to the Group and the amount of income could be measured reliably.
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
Costs of sales and services also include write-downs of inventories, net loss on securities, credit losses on financial assets, gains or losses on dispositions of subsidiaries, and fair value gain and loss on investment property, commodity inventories and derivative contracts.
The reversal of write-downs of inventories and credit losses reduces the costs of sales and services.
(xx) Employee Benefits
Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group. The employee benefits are included in costs of sales and services or selling, general and administrative expenses, as applicable.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(xxi) Leases
A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Operating lease payments are expensed in profit or loss over the term of the lease on a straight line basis.
Lease income from operating leases is recognized in income on a straight-line basis over the term of the lease.
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
Finance costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other finance costs are recognized in profit or loss in the period in which they are incurred.
Capital stock and debt are recorded at the amount of proceeds received, net of direct issue costs (transaction costs). The transaction costs attributable to debt issued are amortized over the debt term using the effective interest method.
(xxiv) Income Taxes
Income tax expense (recovery) comprises current income tax expense (recovery) and deferred income tax expense (recovery) and includes all domestic and foreign taxes which are based on taxable profits. The current income tax provision is based on the taxable profits for the period. Taxable profit differs from income before income taxes as reported in the consolidated statements of operations because it excludes items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Group’s liability for current income tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

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
(ii) Impairment and Reversals of Impairment on Non-Financial Assets
The carrying amounts of the Group’s non-financial assets, other than and deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.
Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for hydrocarbon commodities or refined products, a significant change in an asset’s market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity’s market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on the Company’s CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, marketing supply and demand, product margins and in the case of hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying value of goodwill and non-financial assets.
Impairment losses recognized in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.
(iii) Valuation of Investment Property
Investment properties are included in the consolidated statement of financial position at their market value, unless their fair value cannot be reliably determined at that time. The market value of investment properties is assessed annually by an independent qualified valuer, who is an authorized expert for the valuation of developed and undeveloped land in Germany, after taking into consideration the net income with inputs on realized basic rents, operating costs and damages and defects. The assumptions adopted in the property valuations are based on the market conditions existing at the end of the reporting period, with reference to current market sales prices and the appropriate capitalization rate. Changes in any of these inputs, or incorrect assumptions related to any of these items, could materially impact these valuations.
(iv) Assets Held for Sale and Discontinued Operations
The Group applies judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

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
(v) Consolidation
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
(vi) Purchase Price Allocations
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
(vii) Credit Losses and Impairment of Receivables
On January 1, 2018, the Group adopted IFRS 9. As a result, the Group applies credit risk assessment and valuation methods to its trade and other receivables under IFRS 9 which establishes a single forward-looking expected loss impairment model to replace the incurred impairment model under IAS 39.
The Group measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. The objective of the impairment requirements is to recognize lifetime expected credit losses for all financial instruments for which there have been significant increases in credit risk since initial recognition — whether assessed on an individual or collective basis — considering all reasonable and supportable information, including that which is forward-looking.
At each reporting date, management assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, management uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, management compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.
Allowance for credit losses is maintained at an amount considered adequate to absorb the expected credit losses. Such allowance for credit losses reflects management’s best estimate of changes in the credit risk on the Group’s financial instruments and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, particularly on a looking-forward basis; which involves a significant

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of the Group’s financial instruments, legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.
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
(i) Interests in Resource Properties and Reserve Estimates
The Group had interests in resource properties mainly comprised of an interest in the Scully Iron Ore Mine, and to a lesser extent, hydrocarbon properties, with an aggregate carrying amount of  $273,250 as at December 31, 2018.
Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models in anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group’s interests in resource properties and/or property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from the Group’s hydrocarbon interests are independently evaluated by reserve engineers at least annually. During the year ended December 31, 2018, the Group recognized a reversal of impairment of  $188,203 in respect of its interest in an iron ore mine (see Note 13).
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
Included in interests in resource properties as at December 31, 2018, were exploration and evaluation assets with an aggregate carrying amount of  $17,007. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.
(ii) Impairment of Other Non-Financial Assets
The Group had property, plant and equipment aggregating $58,325 as at December 31, 2018, consisting mainly of a power plant and a natural gas processing facility. Impairment of the Group’s non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company’s CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of the Group’s property, plant and equipment.
(iii) Taxation
The Group is subject to tax in a number of jurisdictions and judgment is required in determining the worldwide provision for income taxes. Deferred income taxes are recognized for temporary differences using the liability method, with deferred income tax liabilities generally being provided for in full (except for taxable temporary differences associated with investments in subsidiaries and branches where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future) and deferred income tax assets being recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.
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
The Group recognized deferred income tax assets of  $15,735 as at December 31, 2018. In assessing the realizability of deferred income tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.
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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

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
E. Accounting Changes
Future Accounting Changes
IFRS 16, Leases (“IFRS 16”), issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations and management will adopt IFRS 16 for annual reporting periods beginning on January 1, 2019. Management concluded that the impacts of IFRS 16 on the Group’s consolidated financial statements as of January 1, 2019 would be a debit of  $2,911 to the right-of-use assets with credits of  $843 and $2,068, respectively, to the current and long-term lease payables.
In December 2017, Annual Improvements to IFRS Standards 2015-2017 Cycle amended paragraph 14 of IAS 23, Borrowing Costs. The amendments clarify that the capitalization rate to the expenditures on a qualifying asset shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, and an entity shall exclude from this calculation borrowing costs applicable to borrowings made specifically for the purpose of obtaining the qualifying asset until substantially all the activities necessary to prepare that asset for its intended use or sale are complete. The Group will apply these amendments for annual reporting periods beginning January 1, 2019 and management concluded that there will be no material impact on the Group’s consolidated financial statements.
In June 2017, IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. IFRIC 23 aims to reduce diversity in how companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments. The Group will apply IFRIC 23 for annual reporting periods beginning January 1, 2019 and management concluded that there will be no material impact on the Group’s consolidated financial statements.
In October 2018, IASB issued amendments to its definition of material to make it easier for companies to make materiality judgements. The updated definition amends IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of material and how it should be applied and ensure that the definition of material is consistent across all IFRS Standards. The changes are effective from January 1, 2020, but companies can decide to apply them earlier. Management is assessing its impacts on the Group’s financial statement presentation.
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
The Group allocates capital in proportion to risk. The Group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or issue new debt.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 3.
Capital Disclosure on the Group’s Objectives, Policies and Processes for Managing Its Capital

Structure (continued)

Consistent with others in its industry, the Group monitors its capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of shareholders’ equity. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. Debt does not include short-term bank borrowings.
As at December 31:	2018	2017
Total debt	$ —	$ 43,733
Less: cash and cash equivalents	(67,760)	(74,870)
Net debt	Not applicable	Not applicable
Shareholders’ equity	386,376	277,780
Debt-to-adjusted capital ratio	Not applicable	Not applicable
As at December 31:	2018	2017
Long-term debt	$ —	$ —
Shareholders’ equity	386,376	277,780
Long-term debt-to-equity ratio	Not applicable	Not applicable
The above tables do not include a non-interest bearing long-term loan payable of  $3,981 (2017: $nil) which does not have a fixed repayment date.
During 2018, the Group’s strategy, which was unchanged from 2017, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a manageable level. The ratios did not change in 2018 (i.e. not applicable).
Note 4. Acquisitions of Consolidated Entities
Year 2018
There was no business combination during the year ended December 31, 2018.
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
Year 2016
Effective February 1, 2016, the Group completed the acquisition of a western European bank (the “Bank”). Pursuant to the transaction, the Group acquired the Bank for total purchase consideration of $142,419 which equaled the fair values of the identifiable assets acquired and the liabilities assumed on the closing date. There were no goodwill or intangible assets acquired. The amount of acquisition-related costs was nominal, which was included in selling, general and administrative expenses in profit or loss. This acquisition was not considered a material business combination and did not have material impact on the Group’s financial position.
Note 5. Assets Classified as Held for Sale
On December 31, 2016, the Group reclassified the assets and liabilities of a commodities trading subsidiary as held for sale, which had net assets held for sale of  $15,770. The sale was completed in 2017 and included in the consolidated statement of cash flows for the year ended December 31, 2017.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 6. Business Segment Information
The Group is primarily in the merchant banking business, which includes its iron ore royalty, financial services and other resource interests and other proprietary investments.
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
The Group’s merchant banking segment includes its interest, captive supply assets, financial services and proprietary investing activities. The Group’s core merchant banking asset is an interest in the Scully Iron Ore Mine in Wabush, Newfoundland & Labrador, Canada. In addition, The Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group’s investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.
The all other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s: (a) reported revenue; (b) net income; or (c) total assets. The Group’s all other operating segment primarily includes business activities in medical equipment, instruments, supplies and services.
The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenue and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment’s assets and liabilities; and (e) deferred income tax assets and liabilities are not allocated.
Segment Operating Results
	Year ended December 31, 2018
	Merchant banking	All other	Total
Revenue from external customers	$134,496	$5,255	$139,751
Intersegment sale	3,363	191	3,554
Interest expense	1,779	3	1,782
Income (loss) before income taxes	183,395	(15,566)	167,829
	Year ended December 31, 2017
	Merchant banking	All other	Total
Revenue from external customers	$256,412	$17,623	$274,035
Intersegment sale	1,668	204	1,872
Interest expense	4,931	—	4,931
Loss before income taxes	(28,254)	(10,153)	(38,407)

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 6. Business Segment Information (continued)

	Year ended December 31, 2016
	Merchant banking	All other	Total
Revenue from external customers	$1,095,896	$35,761	$1,131,657
Intersegment sale	1,975	360	2,335
Interest expense	15,751	—	15,751
Loss before income taxes	(13,785)	(2,921)	(16,706)
	As at December 31, 2018
	Merchant banking	All other	Total
Segment assets	$458,998	$47,915	$506,913
	As at December 31, 2017
	Merchant banking	All other	Total
Segment assets	$343,649	$53,298	$396,947
	As at December 31, 2018
	Merchant banking	All other	Total
Segment liabilities	$106,651	$5,856	$112,507
	As at December 31, 2017
	Merchant banking	All other	Total
Segment liabilities	$106,713	$10,285	$116,998
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
Geographic results are generally determined as follows:
Segment	Basis for attributing revenue
Merchant banking	Locations of external customers or the reporting units, whichever is appropriate
All other	Locations of the reporting units
Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenue from external customers by geographic region of such customers:
Years ended December 31:	2018	2017	2016
Canada	$13,035	$19,595	$28,328
Germany	51,867	122,643	280,552
Africa	4,254	4,283	32,519
Americas	1,786	22,446	256,598
Asia	1,549	14,894	113,821
Europe	67,260	90,174	419,839
	$139,751	$274,035	$1,131,657

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 6. Business Segment Information (continued)

Except for the geographic concentrations as indicated in the above table and a customer in the merchant banking segment located in Slovakia representing approximately 16% of the Group’s revenue for the year ended December 31, 2018, there were no other revenue concentrations during the years ended December 31, 2018, 2017 and 2016.
The following table presents non-current assets other than financial instruments, deferred income tax assets and other non-current assets by geographic area based upon the location of the assets.
As at December 31:	2018	2017
Canada	$297,537	$144,452
Africa	33,258	32,258
Asia	20	889
Europe	52,914	52,501
	$383,729	$230,100

Note 7. Securities
As at December 31:	2018	2017
Short-term securities
Equity securities at FVTPL, publicly traded	$1,072	$6
Debt securities at FVOCI	6,328	—
Debt securities available for sale	—	5,121
	$7,400	$5,127
Long-term securities
Equity securities at FVTPL, publicly traded	$701	$—
Equity securities at FVTPL, privately held	4001	—
Equity securities available for sale, publicly traded	—	771
	$4,702	$771

Equity securities available for sale of  $771 as at December 31, 2017 were reclassified to equity securities at FVTPL upon the initial adoption of IFRS 9 on January 1, 2018.
Note 8. Trade Receivables
As at December 31:	2018	2017
Trade receivables, gross amount	$5,654	$43,207
Less: Allowance for expected credit losses under IFRS 9 or credit losses under IAS 39	(311)	(8,948)
Trade receivables, net amount	$5,343	$34,259

All trade receivables comprise accounts from contracts with customers and primarily arise from merchant banking activities.
The Group has two non-recourse factoring arrangements with banks for trade receivables (see Note 15).
As at December 31, 2018, trade receivables of  $311 were credit-impaired and a loss allowance for lifetime expected credit losses of  $311 were recognized.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 8. Trade Receivables (continued)

The movement in the loss allowance during the year ended December 31, 2018 was as follows:
	Loss allowance measured at an amount equal to lifetime expected credit losses
	Financial assets that are credit-impaired at year-end	Other trade receivables	Total
Loss allowance: opening balance	$—	$—	$—
Reclassification from IAS 39 upon initial adoption of IFRS 9	8,948	—	8,948
Additions for the year	21,817	87	21,904
Reversal	—	—	—
Written off	(30,935)	—	(30,935)
Exchange effect	184	10	194
Other	—	200	200
Loss allowance: ending balance	$14	$297	$311

The allowance for expected credit losses under IFRS 9 as of January 1, 2018 and the allowance for credit losses under IAS 39 as of December 31, 2017 were of the same amount. As a result, no adjustment nor reconciliation was required when the Group adopted IFRS 9 on January 1, 2018.
In accordance with IFRS 9, management reviews the expected credit losses for the following twelve months based upon, among other things, the credit-worthiness of the exposure, collateral and other risk mitigation instruments, and the nature of the underlying business transaction. There have been no financial instruments acquired whose credit risk has increased substantially since initial recognition.
As at December 31, 2017, trade receivables of  $11,352 were past due but not impaired. The aging analysis of these trade receivables as at December 31, 2017 are as follows:
Past-due	2017
Below 30 days	$7,322
Between 31 and 60 days	728
Between 61 and 90 days	1,175
Between 91 and 365 days	1,813
Over 365 days	314
$11,352

As at December 31, 2017, trade receivables of  $30,337 were impaired and an allowance for credit losses of $8,948 has been provided. Not all past-due account balances are uncollectible as most of the accounts are covered by credit insurance or other collection procedures. Credit risk from trade account receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements (see Note 29).

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 8. Trade Receivables (continued)

The aging analyses of impaired trade receivables as at December 31, 2017 are as follows:
Past-due	2017
Below 30 days	$—
Between 31 and 60 days	—
Between 61 and 90 days	—
Between 91 and 365 days	—
Over 365 days	30,337
30,337
Allowance for credit losses	(8,948)
Expected recoverable amount of impaired trade receivables(1)	$21,389

(1)
The recoverable amount of impaired trade receivables is covered by credit insurance, bank guarantees and/or other credit enhancements and, therefore, management of the Group believes this entire net amount to be collectible in the ordinary course of business.

The movement in the allowance for credit losses during the year ended December 31, 2017 was as follows:
2017
Balance, beginning of the year	$58,488
Additions	12,213
Reversals	(1,541)
Write-offs	(7,726)
Disposition of subsidiaries	(33,999)
Other	(21,099)
Currency translation adjustment	2,612
Balance, end of the year	$8,948

During the year ended December 31, 2016, the Group received proceeds of  $39,149 from risk mitigation assets, of which $35,121 was credited to profit or loss through a recovery of credit losses and the remainder was credited to trade receivables.
As at December 31, 2016, management of the Group reviewed the underlying contracts, legal documents, credit enhancement instruments and collateral to assess the recoverability of outstanding amounts related to a former insolvent customer, and recognized a cumulative allowance for credit losses of $43,943 in connection with this former customer group as at December 31, 2016, including an additional provision of $33,301 which was recognized during the second quarter of 2016. After the recognition of such impairment losses, the Group had net trade receivables of $100,008 due from this former customer group as at December 31, 2016.
During 2017, management of the Group continued to monitor and assess the collectability of the receivables. As a result of such reviews, the Group reversed and credited an allowance of  $1,541 to profit or loss in the third quarter. During the fourth quarter, the Group deconsolidated subsidiaries which had trade receivables due from this former customer group (see Note 31). Furthermore, the Group increased the valuation allowance by $224 based on its revision of expected future cash flows. As such, the Group had net trade receivables of  $21,375 due from this former customer group as at December 31, 2017.
During 2018, management recognized a further credit loss of  $21,812 and subsequently wrote off the remaining receivable balance from this former customer group as management determined the amount to be uncollectible. The maximum amount of credit risk, without taking into account any collateral or other credit enhancements, is equal to the carrying value of our receivables. The Group intends to pursue, where commercially reasonable, the recovery of receivables which have been impaired historically.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 9. Other Receivables
As at December 31:	2018	2017
Royalty income from contracts with customers (net of an allowance of $nil and $1,425, respectively)	$—	$4,525
Contract assets under contracts with customers	295	876
Suppliers with debit balance	—	293
Loans	6,087	321
Other	2,293	15,675
	$8,675	$21,690

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.
Royalty income receivables as of December 31, 2017 included $5,300 which had been disputed. Management of the Group reviewed the facts relating to the royalty receivables with its legal advisors, believing that the dispute was without merit, and determined that it was probable that the receivables would be recovered as the payments were held in trust. However, in March 2018 there was a court judgment which was not in favor of the Group, and the Group appealed. As a result of the initial court judgment, the Group provided $1,425 as a valuation allowance for the royalty income receivables as of December 31, 2017. In the second quarter of 2018, a higher court refused to grant leave to the Group to appeal the lower court judgment, and as a result, the Group wrote off the remaining receivable balance of  $3,875 during the year ended December 31, 2018.
The movement of contract assets under contracts with customers for the year ended December 31, 2018 was as follows:
2018
Balance, beginning of the year	$876
A change in the time frame for a right to consideration to become unconditional	(581)
Balance, end of the year	$295

Note 10. Inventories
As at December 31:	2018	2017
Raw materials	$3,640	$3,632
Work-in-progress	3,568	3,444
Finished goods	1,960	1,440
Commodity inventories	2,238	1,310
	$11,406	$9,826
Comprising:		(Restated)
Inventories contracted at fixed prices or hedged	$9,432	$8,160
Inventories – other	1,974	1,666
	$11,406	$9,826

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 11. Investment Property
All of the Group’s investment property is located in Europe.
Changes in investment property included in non-current assets:	2018	2017
Balance, beginning of year	$37,660	$35,663
Change in fair value during the year	(274)	(26)
Disposals	(976)	(194)
Currency translation adjustments	1,394	2,217
Balance, end of year	$37,804	$37,660

The amounts recognized in profit or loss in relation to investment property during the years ended December 31, 2018, 2017 and 2016 are as follows:
Years ended December 31:	2018	2017	2016
Rental income	$1,611	$1,510	$1,511
Direct operating expenses (including repairs and maintenance) arising from investment property during the year	193	256	226
Note 12. Property, Plant and Equipment
The following changes in property, plant and equipment were recorded during the year ended December 31, 2018:
Costs	Opening balance	Additions	Disposals	Dispositions of subsidiaries	Impairments	Currency translation adjustments	Ending balance
Refinery and power plants	$92,434	$—	$(148)	$(27,214)	$—	$3,487	$68,559
Processing plant and equipment	3,703	88	(25)	—	(42)	37	3,761
Office equipment	1,135	340	(56)	—	(4)	35	1,450
	$97,272	$428	$(229)	$(27,214)	$(46)	$3,559	$73,770

Accumulated depreciation	Opening balance	Additions	Disposals	Dispositions of subsidiaries	Impairments	Currency translation adjustments	Ending balance
Refinery and power plants	$11,047	$2,775	$(148)	$(1,668)	$—	$757	$12,763
Processing plant and equipment	1,626	255	(10)	—	(27)	29	1,873
Office equipment	645	211	(60)	—	(4)	17	809
	13,318	$3,241	$(218)	$(1,668)	$(31)	$803	15,445
Net book value	$83,954						$58,325

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 12. Property, Plant and Equipment (continued)

The following changes in property, plant and equipment were recorded during the year ended December 31, 2017:
Costs	Opening balance	Additions	Disposals	Dispositions of subsidiaries*	Reclassified from inventories	Impairments	Currency translation adjustments	Ending balance
Land and buildings	$944	$26	$—	$(1,221)	$—	$—	$251	$—
Refinery and power plants	91,392	—	—	—	3,786	—	(2,744)	92,434
Processing plant and equipment	18,880	987	(8,678)	57	—	(7,863)	320	3,703
Office equipment	5,189	300	(1,343)	(3,163)	—	—	152	1,135
	$116,405	$1,313	$(10,021)	$(4,327)	$3,786	$(7,863)	$(2,021)	$97,272

*
Net of acquisition of a subsidiary

Accumulated depreciation	Opening balance	Additions	Disposals	Dispositions of subsidiaries	Impairments	Currency translation adjustments	Ending balance
Land and buildings	$208	$344	$—	$(598)	$—	$46	$—
Refinery and power plants	9,308	2,267	—	—	—	(528)	11,047
Processing plant and equipment	3,545	1,377	(2,294)	(27)	(1,223)	248	1,626
Office equipment	3,901	384	(1,118)	(2,639)	—	117	645
	16,962	$4,372	$(3,412)	$(3,264)	$(1,223)	$(117)	13,318
Net book value	$99,443						$83,954

During the year ended December 31, 2018, the Group deconsolidated a subsidiary which owned a power plant (see Note 31).
During the year ended December 31, 2018, 2017 and 2016 respectively, no expenditures were recognized in the carrying amounts of items of property, plant and equipment in the course of their construction.
Note 13. Interests in Resource Properties
The Group’s interests in resource properties as at December 31, 2018 and 2017 comprised the following:
	2018	2017
Interest in an iron ore mine	$218,203	$30,000
Hydrocarbon development and production assets	38,040	40,849
Exploration and evaluation assets – hydrocarbon probable reserves	12,367	12,367
Exploration and evaluation assets – hydrocarbon undeveloped lands	4,640	9,335
	$273,250	$92,551

The movements in the interest in an iron ore mine and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2018 were as follows:
Costs	Opening balance	Decommissioning obligations	Reversal of impairment losses	Ending balance
Interest in an iron ore mine	$30,000	$—	$188,203	$218,203
Hydrocarbon development and production assets	45,871	(338)	—	45,533
	$75,871	$(338)	$188,203	$263,736

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 13. Interests in Resource Properties (continued)

Accumulated depreciation	Opening balance	Additions	Reversal of impairment losses	Ending balance
Interest in an iron ore mine	$—	$—	$—	$—
Hydrocarbon development and production assets	5,022	2,471	—	7,493
	5,022	$2,471	$—	7,493
Net book value	$70,849			$256,243

The movements in the interest in an iron ore mine and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2017 were as follows:
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

The movements in exploration and evaluation assets presented as hydrocarbon probable reserves and undeveloped lands during the years ended December 31, 2018 and 2017 were as follows:
	2018		2017
	Probable reserves	Undeveloped lands	Probable reserves	Undeveloped lands
Balance, beginning of year	$12,367	$9,335	$9,416	$10,039
Additions	—	—	—	—
Disposal	—	(4,695)	—	(74)
Reversal (recognition) of impairment (losses)	—	—	2,951	(630)
Balance, end of year	$12,367	$4,640	$12,367	$9,335

Interest in an iron ore mine
The Group derives revenue from a mining sub-lease of the lands upon which the Scully iron ore mine is situated in Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. The iron ore deposit is currently sub-leased to a third-party entity under certain lease agreements which will also expire in 2055. Pursuant and subject to the terms of the lease agreements, the Group collects royalty payments directly from a third-party operator based on a pre-determined formula, with a minimum payment not to be less than $3,250 per year.
In 2017, a third party (the new operator) acquired the mine out of proceedings under the Companies’ Creditors Arrangement Act (Canada). In 2018, the new operator announced that it had completed the financing for the mining operations on the iron ore mine and planned to recommence the operations in the summer of 2019. As a result of these new developments, management re-assessed whether there was any

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 13. Interests in Resource Properties (continued)

indication that previously recognized impairments for the asset might no longer exist or might have decreased. Pursuant to the re-assessment study of which the future cash flows were discounted at 8.3% per annum, management concluded that the previously recognized impairment loss of  $188,203 should be reversed.
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
The recoverable amounts of the Group’s hydrocarbon CGUs are determined whenever facts and circumstances provide impairment indicators. CGU’s are mainly determined based upon the geographical region of the Group’s producing properties. The recoverable amounts of each CGU are based on the fair value less costs of disposal methodology. The fair value less cost of disposal in the absence of a market price for the CGU is estimated by applying post-tax cash flow projections incorporating management’s best estimates of future natural gas prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, non-expansionary capital expenditures and inflation.
On December 31, 2016, the Group performed an impairment assessment on its hydrocarbon properties utilizing a post-tax discount rate of 10% and recognized a net non-cash reversal of impairment losses of $8,566, of which $7,672 were allocated to development and production assets and $1,684 to probable reserves and an impairment loss of  $790 was allocated to undeveloped lands. The related deferred income tax expense for 2016 was $2,526. On December 31, 2017, the Group performed an impairment assessment on its hydrocarbon properties utilizing a post-tax discount rate of 11% and recognized a net non-cash reversal of impairment losses of  $15,585, of which $13,264 were allocated to development and production assets and $2,951 to probable reserves and an impairment loss of  $630 was allocated to undeveloped lands. On December 31, 2018, the Group performed an impairment assessment on its hydrocarbon properties utilizing a post-tax discount rate of 9.25% and no impairments or reversals of impairments were recognized.
Note 14. Deferred Income Tax Assets and Liabilities
The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of the Group’s deferred income tax assets and liabilities are as follows:
As at December 31:	2018	2017
		(Restated)
Non-capital tax loss carry-forwards	$26,363	$25,504
Interests in resource properties	(56,904)	(10,536)
Other assets	(8,800)	(4,817)
Other liabilities	(11,345)	(3,760)
	$(50,686)	$6,391
Presented on the consolidated statements of financial position as follows:
Deferred income tax assets	$15,735	$16,694
Deferred income tax liabilities	(66,421)	(10,303)
Net	$(50,686)	$6,391

As at December 31, 2018, the Group had estimated accumulated non-capital losses, which expire in the following countries as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 14. Deferred Income Tax Assets and Liabilities (continued)

Country	Gross amount	Amount for which no deferred income tax asset is recognized	Expiration dates
Canada	$19,911	$ 13	2035-2038
Germany	2,738	—	Indefinite
Austria	6,125	6,125	Indefinite
China	226	226	2023
Malta	98,752	70,056	Indefinite
Uganda	33,544	—	Indefinite
The utilization of the deferred tax assets is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences and the Group companies have suffered losses in either the current or preceding period(s) in the tax jurisdictions to which the deferred tax assets relate.
A former affiliate received notices of tax reassessments from taxation authorities relating to prior periods, which denied certain deductions, losses and credits, and included income in the computation of income taxes payable. The former affiliate has objected or will object to such reassessment notices and has appealed certain federal assessments in court. Based on, among other things, the Group’s consultation with its advisors and review of the reassessments, the material facts related thereto and the subject transactions, management determined that the probability of the reassessments being successful in court was remote. Accordingly, the Group did not record any liability in prior years in connection with such reassessments. While the Group is not a party to these proceedings, there can be no assurance that the former affiliate will be successful and, if unsuccessful, that there will not be potential claims made against the Group in relation thereto.
The Group companies’ income tax, value-added tax and payroll tax filings are also subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group’s income tax, value-added tax and payroll tax liability. In the event that management’s estimate of the future resolution of these matters changes, the Group will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.
Note 15. Short-term Bank Borrowings
Short-term bank borrowings are repayable within a year from the borrowing date. They are used to finance the Group’s day-to-day merchant banking business.
As at December 31:	2018	2017
Credit facilities from banks	$—	$2,074

As at December 31, 2018, the Group had credit facilities aggregating $22,343 as follows: (a) non-recourse factoring lines for receivables financing of  $20,297; and (b) a commodity hedging credit facility of  $2,046 which allows management to hedge industrial metals and products for the Group’s production subsidiaries. All these facilities are renewable on a yearly basis or usable until further notice.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 16. Debt
Certain of the Group’s subsidiaries entered into long-term debt agreements with numerous banks and financial institutions. These agreements, which included customary terms and conditions in accordance with industry standards for unsecured facilities, include:
As at December 31:	2018	2017
Due to a bank, US$nil and US$19,430 at December 31, 2018 and 2017, respectively	$—	$24,374
Due to a bank, €nil and €13,605 at December 31, 2018 and 2017, respectively	—	19,359
	$—	$43,733
Current portion	$—	$43,733
Long-term portion	—	—
	$—	$43,733

For additional information, see Note 27.
All long-term debt was classified to current liabilities as at December 31, 2017. The Group did not have debt outstanding as of December 31, 2018.
No interest expense was capitalized and included in property, plant and equipment during the years ended December 31, 2018, 2017 and 2016.
Note 17. Account Payables and Accrued Expenses
As at December 31:	2018	2017
Trade and account payables	$18,849	$39,528
Value-added, goods and services and other taxes (other than income taxes)	831	2,559
Compensation	247	392
Contract liabilities under contracts with customers	6,388	769
Provision for guarantee	—	1,502
	$26,315	$44,750

Trade payables arise from the Group’s day-to-day activities. The Group’s expenses for services and other operational expenses are included in account payables. Generally, these payables and accrual accounts do not bear interest and have a maturity of less than one year.
In February 2018, the calling of a guarantee resulted in a provision for credit loss of  $1,502 as at December 31, 2017. During the year ended December 31, 2018, the credit loss resulting from the calling of the guarantee was reduced by $833. The provision for the guarantee was no longer outstanding as at December 31, 2018.
The movement of contract liabilities under contracts with customers for the year ended December 31, 2018 was as follows:
2018
Balance, beginning of the year	$797
A change in the time frame for a performance obligation to be satisfied	6,839
Balance, end of the year	$7,636

The Group expects to recognize the contract liabilities as revenue in the following years:
2019 (included in current liabilities)	$6,388
2020 (included in long-term liabilities)	1,248
$7,636

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 18. Accrued Pension Obligations
At December 31, 2016, the Group had post-retirement defined benefit plans for certain of its employees in Europe. During the fourth quarter of 2017, the aforesaid subsidiaries were deconsolidated alongside the defined benefit obligations and the related plan assets, which had net accrued pension obligations of  $2,593 at the time of the disposals. As at December 31, 2018 and 2017, the Group did not have any post-retirement defined benefit plans and its defined benefit obligations and fair value of the related plan assets were both $nil.
Note 19. Decommissioning Obligations
	2018	2017
Decommissioning obligations, beginning of year	$13,699	$13,219
Changes in estimates	(338)	255
Accretion	280	225
Decommissioning obligations, end of year	$13,641	$13,699

Decommissioning obligations represent the present value of estimated remediation and reclamation costs associated with hydrocarbon properties and property, plant and equipment. As at December 31, 2018, management revised its estimates of the expected decommissioning obligations related to its hydrocarbon production and processing assets. The Group discounted the decommissioning obligations using an average discount rate of 1.98% (2017: 1.98%), which is the risk-free rate in Canada for blended government securities.
The Group’s decommissioning obligations are unsecured and will be funded from future cash flows from operations.
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
All of the Company’s issued capital stock is fully paid.
Treasury Stock
As at December 31:	2018	2017
Total number of common shares held as treasury stock	65,647	65,647
Total carrying amount of treasury stock	$2,643	$2,643

All of the Company’s treasury stock is held by wholly-owned subsidiaries.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 21. Consolidated Statements of Operations
Revenue
The Group’s revenue comprised:
Years ended December 31:	2018	2017	2016
Merchant banking products and services	$124,059	$249,581	$1,078,745
Interest	676	973	3,056
Dividends	168	—	6
Gain on securities, net	3,856	—	—
Other, including medical and real estate sectors	10,992	23,481	49,850
Revenue	$139,751	$274,035	$1,131,657

The revenue of  $124,059 from merchant banking products and services for the year ended December 31, 2018 comprised metals of  $107,540, natural gas of  $10,371, change in royalty revenue estimate of  ($2,437), power and electricity of  $4,254 and fees of  $4,331. Revenue from merchant banking products are generally recognized from contracts with customers.
The revenue of  $249,581 from merchant banking products and services for the year ended December 31, 2017 comprised metals of  $143,572, plastics of  $98, steel products of  $23,898, minerals, chemicals and alloys of  $57,768, natural gas of  $8,931, royalties of  $8,868, power and electricity of  $4,215 and fees of $2,231.
The Group’s revenue includes the revenue of the metals processing acquisition from October 1, 2017 and the Bank from February 1, 2016 in its merchant banking segment.
In December 2016, the Group disposed of certain non-core commodities subsidiaries. Effective January 31, 2017, the Group completed the sale of a non-core commodities trading subsidiary which focused on Latin America. Effective October 1, 2017, the Group disposed of certain subsidiaries, including certain commodities trading subsidiaries in Europe. In September 2018, the Group disposed of certain European subsidiaries which did not have significant business activities.
During the year ended December 31, 2018, management of the Group reclassified certain revenue related to its iron ore royalty interest to contract liabilities. This was accounted for as a change in accounting estimates under IAS 8 and, as a result, during the year ended December 31, 2018, the Group reversed $2,437 which was previously recognized as revenue in the year ended December 31, 2017 and classified the amount to contract liabilities.
During the year ended December 31, 2017, the Group recognized $5,619 for the underpayment of resource property royalties from prior years, which was included in revenue from merchant banking products and services.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 21. Consolidated Statements of Operations (continued)

Expenses
The Group’s costs of sales and services comprised:
Years Ended December 31:	2018	2017	2016
Merchant banking products and services	$119,552	$223,049	$1,027,627
Credit losses on loans and receivables and guarantees, net of recoveries	34,985*	23,923*	17,023*
Market value decrease (increase) on commodity inventories	109	(400)	4,273
Loss (gain) on derivative contracts, net	794	(1,934)	521
Loss on securities, net	—	619	116
Dispositions of subsidiaries	(25,771)	10,219	(2,585)
Gains on settlements of liabilities	(9,502)	(3,779)	—
Change in fair value of loan payable at FVTPL	167	—	—
Other, including medical and real estate sectors	9,188	11,889	14,077
Total costs of sales and services	$129,522	$263,586	$1,061,052

*
Includes credit losses of  $9,957 on receivables due from former consolidated entities in the year ended December 31, 2018 (2017: $8,585 and 2016: $11,296).

The Group included the following items in costs of sales and services:
Years ended December 31:	2018	2017	2016
Inventories as costs of goods sold (including depreciation, amortization and depletion expenses allocated to costs of goods sold)	$92,138	$206,644	$974,497
The Group’s selling, general and administrative expenses comprised:
As at December 31:	2018	2017
Compensation (wages and salaries)	$10,305	$16,369
Legal and professional	4,469	8,860
Accounting	1,784	1,979
Consulting and fees	4,276	5,506
Depreciation and amortization	254	1,640
Office	1,026	1,797
Other	4,251	9,321
	$26,365	$45,472

Additional information on the nature of expenses incurred in continuing operations
Years Ended December 31:	2018	2017	2016
Depreciation, amortization and depletion	$5,712	$6,732	$11,951
Employee benefits expenses*	18,403	21,016	31,890

*
Employee benefits expenses do not include the directors’ fees. For directors’ fees, please see Note 28.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 21. Consolidated Statements of Operations (continued)

During the year ended December 31, 2018, certain of the Group’s subsidiaries entered into a court-approved settlement agreement related to proceedings respecting the insolvent estate of certain of our former hydrocarbon subsidiaries. As a result of the settlement, the Group incurred a non-cash charge of  $5,600, which was the carrying value of assets which the Group contributed under the settlement.
During the year ended December 31, 2018 and 2017, the deconsolidation of subsidiaries resulted in a reclassification of cumulative currency translation adjustment loss of  $672 and gain of  $11,306, respectively, from accumulated other comprehensive income within equity to exchange differences on foreign currency transactions in profit or loss.
Note 22. Share-Based Compensation
The 2017 Equity Incentive Plan, referred to as the “2017 Plan”, was adopted by the Company on July 14, 2017.
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
Pursuant to a plan of arrangement which was completed in 2017, 40,000 options were issued under the 2017 Plan in exchange for options issued and outstanding under a previous equity incentive plan.
In December 2017, the Company issued 535,000 options to directors, officers, employees and consultants with an exercise price of US$8.76 per Common Share and an expiry date of December 1, 2027.
On May 12, 2018, a Group executive surrendered for cancellation 20,000 options to purchase the Company’s common shares. On the same date, the Company granted to a different employee options to purchase 20,000 of the Company’s common shares at an exercise price of US$8.76 per share. The options vested immediately and expire on December 1, 2027.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 22. Share-Based Compensation (continued)

The following table is a summary of the changes in stock options granted under the plans:
	2017 Plan		2008 Plan		1997 Plan
	Number of options	Weighted average exercise Price per share (US$)	Number of options	Weighted average exercise price per share (US$)	Number of options	Weighted average exercise price per share (US$)
Outstanding as at December 31, 2015	—	—	172,000	39.15	274,500	39.05
Expired	—	—	(132,000)	39.05	(274,500)	39.05
Outstanding as at December 31, 2016	—	—	40,000	40.05	—	—
Exchanged under the plan of arrangement	40,000	40.05	(40,000)	40.05	—	—
Granted	535,000	8.76	—	—	—	—
Outstanding as at December 31, 2017	575,000	10.94	—	—	—	—
Forfeited	(125,000)	13.77	—	—	—	—
Cancelled	(20,000)	40.05	—	—	—	—
Granted	20,000	8.76	—	—	—	—
Outstanding as at December 31, 2018	450,000		—	—	—	—
As at December 31, 2018:
Options exercisable	450,000	8.76	—		—
Options available for granting in future periods	125,403		—		—

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2018:
	Options Outstanding and Exercisable
Exercise Price per Share (US$)	Number outstanding	Weighted average remaining contractual life (in years)
$8.76	450,000	8.92

The following table summarizes the share-based compensation expenses recognized by the Group:
Years ended December 31:	2018	2017	2016
Share-based compensation expenses arising from stock options granted by the Company	$69	$2,876	$—

On May 12, 2018, the Company granted to an employee options to purchase 20,000 MFC Bancorp common shares at an exercise price of US$8.76 per share. The options vested immediately and expire on December 1, 2027.
On December 1, 2017, the Company granted to certain employees options to purchase 535,000 MFC Bancorp common shares in aggregate at an exercise price of US$8.76 per share. The options vested immediately and expire on December 1, 2027.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 22. Share-Based Compensation (continued)

The weighted average assumptions and inputs used in calculating the fair value of the stock options granted on May 12, 2018 and December 1, 2017, respectively, using the Black-Scholes-Merton formula are as follows:
	2018	2017
Number of options granted	20,000	535,000
Vesting requirements	Immediately	Immediately
Contractual life	9.54 years	10 years
Method of settlement	In equity	In equity
Exercise price per share	US$8.76	US$8.76
Market price per share on grant date	US$6.30	US$8.40
Expected volatility	37.86%	37.74%
Expected option life	9.54 years	10 years
Expected dividends	0.00%	0.00%
Risk-free interest rate	2.93%	2.38%
Fair value of option granted (per option)	$3.44(US$2.69)	$5.38(US$4.22)
The expected volatility was determined based on the historical price movement over the expected option life, with adjustments for underlying businesses. The stock option holders are not entitled to dividends or dividend equivalents until the options are exercised.
The aggregate fair value of options granted was $69 and $2,876, respectively, which was recognized as share-based compensation expense in the Group’s consolidated statement of operations, for the years ended December 31, 2018 and 2017.
Note 23. Income Taxes
Income (loss) before income taxes comprised:
Years ended December 31:	2018	2017	2016
Canada	$170,538	$7,360	$380
Outside Canada	(2,709)	(45,767)	(17,086)
	$167,829	$(38,407)	$(16,706)

The components of income tax expense comprised:
Years ended December 31:	2018	2017	2016
Current taxes	$(867)	$(3,744)	$(4,540)
Deferred taxes	(55,238)	(3,141)	(1,454)
Resource revenue recovery (expense)	487	(1,773)	(1,020)
	$(55,618)	$(8,658)	$(7,014)

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 23. Income Taxes (continued)

A reconciliation of income (loss) before income taxes to the provision for income taxes in the consolidated statements of operations is as follows:
Years ended December 31:	2018	2017	2016
Income (loss) before income taxes	$167,829	$(38,407)	$(16,706)
Computed (expense) recovery of income taxes	$(50,137)	$9,792	$4,344
Decrease (increase) in income taxes resulting from:
Subsidiaries’ tax rate differences	—	—	714
Other non-taxable income	45	7	6,057
Revisions to prior years	(1,355)	4,650	(112)
Taxable capital gains and losses on dispositions, net	(5,357)	(3,150)	(3,543)
Resource property revenue taxes	356	(1,311)	(755)
Unrecognized losses in current year	(1,411)	(20,916)	(15,623)
Previously unrecognized deferred income tax assets, net	3,041	2,877	5,747
Permanent differences	(306)	(363)	(1,448)
Other, net	(494)	(244)	(2,395)
Provision for income taxes	$(55,618)	$(8,658)	$(7,014)

For the year ended December 31, 2016, the Group’s income tax recovery was computed at the statutory tax rate of 26%. For the years ended December 31, 2018 and 2017, the income tax expense and recovery were computed at the domestic tax rates applicable to the countries concerned. MFC Bancorp has a zero tax rate under its tax jurisdiction since 2017.
In addition, the aggregate current and deferred income tax relating to items that are charged directly to other comprehensive income or loss was an expense of  $nil for the years ended December 31, 2018, 2017 and 2016.
Note 24. Earnings Per Share
Earnings per share data for the years ended December 31, 2018, 2017 and 2016 are summarized as follows:
	2018	2017	2016
Basic income (loss) attributable to holders of common shares	$112,276	$(47,855)	$(25,361)
Effect of dilutive securities:	—	—	—
Diluted income (loss)	$112,276	$(47,855)	$(25,361)

	Number of Shares
	2018	2017	2016
Weighted average number of common shares outstanding – basic	12,534,801	12,544,141	12,628,454
Effect of dilutive securities:
Options	—	—	—
Weighted average number of common shares outstanding – diluted	12,534,801	12,544,141	12,628,454

In 2018, 2017 and 2016, the Group’s potential ordinary shares include stock options outstanding. In 2016, the potential ordinary shares also included contingently issuable shares pursuant to a share purchase agreement.
As at December 31, 2018, 2017 and 2016, there were 450,000, 575,000 and 40,000 stock options, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the year ended December 31, 2018, 2017 and 2016.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 25. Dividends Paid
The Company did not declare nor pay dividends in 2018, 2017 and 2016.
Note 26. Commitments and Contingencies
Leases as lessors
The Group leases out land and buildings and equipment under non-cancellable operating lease agreements. The leases have varying terms, subject to the customary practices in the particular regions.
Future minimum rentals under long-term non-cancellable operating leases are as follows:
Years ending December 31:	Amount
2019	$1,020
2020	916
2021	645
2022	461
2023	28
Thereafter	14
$3,084

The Group recognized rental and lease income of  $3,273, $6,026 and $15,470 for the year ended December 31, 2018, 2017 and 2016, respectively.
Leases as lessees
Future minimum commitments under long-term non-cancellable operating leases are as follows:
Years ending December 31:	Amount
2019	$1,327
2020	927
2021	475
2022	455
2023	447
Thereafter	1,155
$4,786

The leases, which principally comprise office space, have varying terms, subject to the customary practices in the local regions. Minimum lease payments recognized as expenses were $2,303 (including contingent rents of  $423), $3,120 (including contingent rents of  $115) and $2,565 (including sublease of  $734 and contingent rents of  $20) for the year ended December 31, 2018, 2017 and 2016, respectively.
Litigation
The Group is subject to routine litigation incidental to its business and is named from time to time as a defendant and is a plaintiff from time to time in various legal actions arising in connection with its activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of the Group’s operations, various legal and tax matters are outstanding from time to time, including periodic audit by various tax authorities. Currently, based upon information available, management does not believe any such matters would have a material adverse effect upon the Group’s financial condition or results of operations as at December 31, 2018. However, due to the inherent uncertainty of litigation, there cannot be certainty as to the eventual outcome of any case. If management’s current assessments are incorrect or if management is unable to resolve any of these matters favorably, there may be a material adverse impact on the Group’s financial performance, cash flows or results of operations.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 26. Commitments and Contingencies (continued)

One of the Group’s subsidiaries in Europe is disputing certain assessments by the relevant tax authorities related to the recoverability of certain value-added tax assets in prior fiscal years. The Group believes that the tax authorities’ conclusions are contradictory to the relevant country and European Union laws, so the Group has appealed these matters locally. Management believes that it is more likely than not that it will be successful in these appeals, however the timing is unknown. The total amount of the assessments is $1,853, of which $488 has been paid in dispute. The amount of  $488 that has been paid has been reclassified as a long-term tax receivable to reflect the expected timing of recovery being longer than twelve months.
One of the Group’s subsidiaries is disputing certain assessments by the relevant tax authorities related to expatriate staff payroll tax, and the Group has appealed these matters locally. Management believes that it is more likely than not that it will be successful in this appeal, however the timing is unknown. The total amount of the assessments is $2,996 of which $899 has been paid in dispute. The amount that has been paid has been written off due to management’s expectations of probability of recovery.
Guarantees
Guarantees are accounted for as contingent liabilities unless it becomes probable that the Group will be required to make a payment under the guarantee.
In the normal course of its merchant banking activities, the Group issues guarantees to its trade and financing partners in order to secure financing facilities. Upon the use or drawdown of the underlying financing facilities, the financing facilities are recorded as liabilities on the consolidated statement of financial position such as short-term bank borrowings or debt. Accordingly, the issued guarantees relating to such financing facilities that are used or drawn are not considered contingent liabilities or off-balance sheet transactions. As at December 31, 2018, the Group did not have unrecorded contingent liabilities relating to outstanding guarantees issued to its trade and financing partners in the normal course of its merchant banking activities (see Note 29).
Rights to Subscribe to Shares in Subsidiaries
During 2017, two subsidiaries of the Group entered into agreements with third party employee incentive corporations whereby the latter were granted the rights to buy up to 10% of the share capital of the subsidiaries on a diluted basis at a price to be no less or more than the then existing net tangible asset value. The rights expire in 10 years.
Purchase Obligations
As at December 31, 2018, the Group had open purchase contracts aggregating $686 due in 2019. None of these contracts have been recognized on the consolidated statement of financial position as at December 31, 2018.
Note 27. Consolidated Statements of Cash Flows – Supplemental Disclosure
Interest paid and received, dividends received and income taxes paid are classified as operating activities. Dividends paid are classified as financing activities. Income taxes paid include the payments of advance tax prepayments and are net of tax cash refunds.
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
There are no circumstances in which cash and cash equivalents held by an entity are not available for use by the Group other than amounts presented as restricted cash.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 27. Consolidated Statements of Cash Flows – Supplemental Disclosure (continued)

Consolidated cash flows statement – reconciliation of liabilities arising from financing activities
Years ended December 31:	2018	2017
Debt, opening balance	$43,733	$116,813
Cash flows	—	(42,253)
Non-cash changes:
Dispositions of subsidiaries	(45,465)	(34,996)
Accretion	94	187
Rollover of interest expenses into principal	286	—
Cumulative transaction adjustments	1,352	3,982
Debt, ending balance	$—	$43,733

Non-cash transactions
Non-cash transactions during the year ended December 31, 2018: (1) a non-cash settlement loss of  $5,600 which represented the carrying amounts of assets that the Group contributed under a court-approved settlement agreement (see Note 21); and (2) the deconsolidation of a subsidiary resulting in recognition of a long-term non-interest bearing loan payable of  $3,645 (see Note 31).
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
Non-cash transactions during the year ended December 31, 2016: (1) purchase of certain undeveloped lands from a former subsidiary for $790 at their fair value in exchange for a reduction of the Group’s loan receivables due from the former subsidiary; and (2) settlement of a trade receivable of  $1,343 by the customer undertaking to deliver physical commodity goods of equal value to the Group in the future.
Note 28. Related Party Transactions
In the normal course of operations, the Group enters into transactions with related parties, which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include MFC Bancorp’s directors, President, Chief Executive Officer, Chief Financial Officer and their close family members, as well as any person or entity which has significant influence over MFC Bancorp. In addition to transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with its related parties:
Years ended December 31:	2018	2017	2016
Dividends received	$168	$—	$—
Puttable instrument financial liability
In connection with an acquisition in November 2012, the Group entered into call and put agreements with the non-controlling interest, which allowed or required the Group to acquire up to 100% of the entity. As a result of the put options (i.e. puttable instrument), the non-controlling interest was classified as a financial liability.
In April 2014, the Group entered into a share purchase agreement with the holder of the puttable instrument (the “Put Holder”) whereby the Group acquired from the Put Holder his 40% equity shares in the acquired company. Upon the execution of the agreement, the puttable instrument was terminated. In

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 28. Related Party Transactions (continued)

May 2014, the Put Holder was appointed by the board of directors as the president and chief executive officer of the former holding company. The share purchase agreement was amended in June 2014 which included a contingent purchase price whereby 10,000 common shares of the former holding company would be issued to the Put Holder for each year from 2014 to 2024 if the underlying company achieves an annual net income milestone as computed under IFRS for the year.
In January 2017, in connection with its previously announced strategy to re-allocate capital and resources and exit certain products and geographies, the Group sold the shares of a non-core Latin America focused commodities trading subsidiary to a company controlled by the Put Holder. Under the transaction, the Group received total consideration of  $14,413, including 90,000 common shares of the former holding company and the release of any further obligations to issue shares in connection with a prior share purchase agreement between the parties. The Group recognized a gain of  $57 from the disposition of the subsidiary and its immediate parent company. The Put Holder resigned as the president and chief executive officer of the former holding company in March 2017 and as the director in May 2018.
Key management personnel
The Group’s key management personnel comprise the members of its Board of Directors, President, Chief Executive Officer and Chief Financial Officer. The remuneration of key management personnel of the Group was as follows:
Years ended December 31:	2018	2017	2016
Short-term employee benefits	$1,245	$1,777	$2,296
Directors’ fees	594	576	634
Share-based compensation	—	713	—
Total	$1,839	$3,066	$2,930

The share-based compensation for the year ended December 31, 2017 comprised $323 and $390, respectively, on the stock options granted to directors and other key management personnel (see Note 22).
Note 29. Financial Instruments
The fair values of the Group’s financial instruments as at December 31, 2018 and 2017, other than those with carrying amounts that approximate their fair values due to their short-term nature, are summarized as follows:
As at December 31:	2018		2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Fair value through profit or loss:
Equity securities	$5,774	$5,774	$6	$6
Derivative assets	209	209	246	246
Fair value through other comprehensive income (or available-for-sale instruments in 2017)
Equity securities	—	—	771	771
Debt securities	6,328	6,328	5,121	5,121
Financial Liabilities:
Financial liabilities measured at amortized cost:
Debt	$—	$—	$43,733	$43,733
Fair value through profit or loss:
Derivative liabilities	37	37	302	302
Loan payable	3,981	3,981	—	—

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

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
The fair values of financial assets measured at FVTPL and FVTOCI are based on quoted market prices (Level 1 fair value hierarchy) or a valuation method with observable inputs (Level 2 fair value hierarchy). The carrying amounts of cash and cash equivalents, short-term cash deposits, short-term receivables, short-term borrowings and account payables and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their fair values. The fair values of long-term debt and other long-term liabilities are determined using discounted cash flows at prevailing market rates of interest for similar instruments with similar credit ratings (Level 2 fair value hierarchy).
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
The fair values of a loan payable are estimated using an appropriate valuation method. Inputs to the valuation technique are unobservable (Level 3 fair value hierarchy).
The afore-said measurements also applied to the financial instruments prior to 2018.
The following tables present the Group’s financial instruments measured at fair value on the consolidated statements of financial position classified by level of the fair value hierarchy as at December 31, 2018 and 2017, respectively:
As at December 31, 2018	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Equity securities	$1,773	$4,001	$—	$5,774
Derivative assets	—	209	—	209
Fair value through other comprehensive income:
Debt securities	6,328	—	—	6,328
Total	$8,101	$4,210	$—	$12,311
Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$—	$37	$—	$37
Loan payable	—	—	3,981	3,981
	$—	$37	$3,981	$4,018

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 29. Financial Instruments (continued)

As at December 31, 2018, the Group held an investment in a privately held company which was measured at FVTPL. The fair value was determined using discounted cash flows at prevailing market rates of interest for similar instruments with observable inputs (Level 2 fair value hierarchy).
As at December 31, 2018, a subsidiary of the Group has a loan payable with a former subsidiary which is non-interest bearing, is without recourse to the Group and has no fixed repayment date. The undiscounted contractual amount due out of surplus cash of the subsidiary is $57,392 (US$42,070) and is expected to be repaid in greater than 15 years. The fair value is determined using a discount rate for similar instruments with unobservable inputs (Level 3 fair value hierarchy), which included the sale price, demand for products, production and labour costs in the future periods. The actual repayment may be significantly different from both the carrying amount and the amount due at maturity. Sensitivity to changes in the discount rate is included under “Interest Rate Risk” in this Note 29.
As at December 31, 2017	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Short-term securities	$6	$—	$—	$6
Derivative assets	—	246	—	246
Available-for-sale:
Equity securities	771	—	—	771
Debt securities	5,121	—	—	5,121
Total	$5,898	$246	$—	$6,144
Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$—	$302	$—	$302

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

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 29. Financial Instruments (continued)

The nature of the risks that the Group’s financial instruments are subject to as at December 31, 2018 is set out in the following table:
Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and cash equivalents and restricted cash	X		X	X
Equity securities			X		X
Debt securities	X			X	X
Derivative securities and financial liabilities	X	X	X		X
Receivables	X		X
Short-term bank borrowings		X	X
Account payables and accrued expenses		X	X
Loan payable				X
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
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Financial instruments which potentially subject the Group to credit risk consist of cash and cash equivalents, short-term cash deposits, derivative financial instruments, receivables and committed transactions (including loan commitments and financial guarantee contracts). The Group has deposited cash and cash equivalents and short-term cash deposits and entered into derivative financial instrument contracts with reputable financial institutions with high credit ratings and management believes the risk of loss from these counterparties to be remote.
Most of the Group’s credit exposure is with counterparties in the merchant banking segment and are subject to normal industry credit risk. The Group has receivables from various entities and credit risk from trade receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements. The Group routinely monitors credit risk exposure, including sector, geographic and corporate concentrations of credit and set and regularly review counterparties’ credit limits based on rating agency credit ratings and/or internal assessments of the customers and industry analysis. The Group also uses factoring and credit insurances to manage credit risk. Management believes that these measures minimize the Group’s overall credit risk; however, there can be no assurance that these processes will protect the Group against all losses from non-performance.
The Group measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses or 12-month expected credit losses (see Note 2B(vi)).
At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 29. Financial Instruments (continued)

information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date.
Under IFRS 9, there is a rebuttable presumption that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due; although, this rebuttable presumption is not an absolute indicator that lifetime expected credit losses should be recognized, but is presumed to be the latest point at which lifetime expected credit losses should be recognized even when using forward-looking information (including macroeconomic factors on a portfolio level).
The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.
Financial instruments are not considered to have low credit risk when they are regarded as having a low risk of loss simply because of the value of collateral and the financial instrument without that collateral would not be considered low credit risk. Financial instruments are also not considered to have low credit risk simply because they have a lower risk of default than the Group’s other financial instruments or relative to the credit risk of the jurisdiction within which the Group operates.
To determine whether a financial instrument has low credit risk, the Group may use its internal credit risk ratings or other methodologies that are consistent with a globally understood definition of low credit risk and that consider the risks and the type of financial instruments that are being assessed. Generally, an external rating of  “investment grade” is an example of a financial instrument that may be considered as having low credit risk. Financial instruments are considered to have low credit risk from a market participant perspective taking into account all of the terms and conditions of the financial instrument.
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired include observable data about the following events: (a) significant financial difficulty of the issuer or the borrower; (b) a breach of contract, such as a default or past due event; (c) the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; (d) it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; (e) the disappearance of an active market for that financial asset because of financial difficulties; or (f) the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses. It may not be possible to identify a single discrete event; instead, the combined effect of several events may have caused financial assets to become credit-impaired.
The Group adopts the presumption in IFRS 9 as its accounting policy that default does not occur later than when a financial asset is 90 days past due, unless it has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. The definition of default used for these purposes is applied consistently to all financial instruments unless information becomes available that demonstrates that another default definition is more appropriate for a particular financial instrument.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 29. Financial Instruments (continued)

The average contractual credit period for trade receivables is 30-60 days and up to 180 days for certain sales. With the use of non-recourse factoring facilities, the average cash collection period is reduced to approximately 14 days.
The maximum credit risk exposure as at December 31, 2018 is as follows:
Cash and cash equivalents and restricted cash	$68,041
Derivative assets	209
Receivables	14,018
Amounts recognized in the consolidated statement of financial position	82,268
Guarantees (see Note 26)	—
Maximum credit risk exposure	$82,268

In February 2016, certain guarantees related to a customer filing for insolvency were called and the Group met its obligations under these amounts. Since these guarantees were no longer contingent, but instead were probable, they were recognized as provisions of  $40,677 as at December 31, 2015, which were paid during the year ended December 31, 2016. During the year ended December 31, 2016, the Group received proceeds of  $39,149 from risk mitigation assets related to these guarantees, of which $35,121 was credited to profit or loss through a recovery of credit loss and the remainder was credited to trade receivables. During 2017, a net reversal of credit loss of  $1,317 was credited to profit or loss. During 2018, the Group wrote off the remaining receivable balance and recognized a credit loss of  $21,812 (see Note 8).
In February 2018, the calling of a guarantee resulted in a provision for credit loss of  $1,502 as at December 31, 2017 (see Note 17). During the year ended December 31, 2018, the credit loss resulting from the calling of the guarantee was reduced by $833 and was no longer outstanding as at December 31, 2018.
Please see sub-heading of  “Concentration risk” in this note on credit risk concentration.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group requires liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to operate its merchant banking business. The Group puts in place an actively managed production and capital expenditure budgeting process for major capital programs. The Group’s approach to managing liquidity is to ensure, as far as possible, that it always has sufficient liquidity to meet its liabilities when they fall due, under normal and stress conditions, without incurring unacceptable losses. The Group maintains an adequate level of liquidity, with a portion of its assets held in cash and cash equivalents. The Group also maintains adequate banking facilities, including factoring arrangements. It is the Group’s policy to invest cash in highly liquid, diversified money market funds or bank deposits for a period of less than three months. The Group may also invest in cash deposits with an original maturity date of more than three months so as to earn higher interest income.
Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. All short-term bank borrowings are renewable on a yearly basis. As a result of the dispositions of certain subsidiaries during the year ended December 31, 2018, the Group did not have any bank debt outstanding as of December 31, 2018. The timing of future payments is based on the Group’s historical payment patterns and management’s interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the payment projection or be amounts significantly different from those indicated in the payment projection.
Currency risk
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to risks from changes in foreign currency exchange rates, particularly the Euro, Canadian dollar and U.S. dollar.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 29. Financial Instruments (continued)

Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group’s exposure to foreign currency risk on material contracts (including intercompany loans) denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2018, the Group had foreign currency derivative financial instruments (foreign currency forward contracts and options) with aggregate notional amounts of  $nil (2017: $14,766) and a net unrealized fair value gain of  $nil (2017: net gain of  $75).
The Group holds cash balances in renminbi (“RMB”) in the People’s Republic of China (“PRC”). The PRC imposes controls on the convertibility of RMB, the official currency of the PRC, into foreign currencies. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”).
The Group does not have any material exposure to highly inflationary foreign currencies.
Sensitivity analysis:
At December 31, 2018, if the U.S. dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2018 would have been $1,377 lower. Conversely, if the U.S. dollar had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2018 would have been $1,377 higher. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument assets (net of liabilities) held by entities whose functional currencies were not the U.S. dollar. There would have been no material impact arising from financial instruments on other comprehensive income in either case.
At December 31, 2018, if the Euro had weakened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2018 would have been $6,559 higher. Conversely, if the Euro had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2018 would have been $6,559 lower. The reason for such change is mainly due to certain Euro denominated financial instrument liabilities (net of assets) owed by entities whose functional currencies were not the Euro. There would have been no impact arising from financial instruments on other comprehensive income in either case.
At December 31, 2018, if the Canadian dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2018 would have been $6,943, higher. Conversely, if the Canadian dollar had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2018 would have been $6,943 lower. The reason for such change is mainly due to certain Canadian dollar-denominated financial instrument liabilities (net of assets) owed by entities whose functional currencies were not the Canadian dollar. There would have been no impact arising from financial instruments on other comprehensive income in either case.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term nature. As at December 31, 2018, the Group did not have any long-term bank debt.
Sensitivity analysis:
At December 31, 2018, if benchmark interest rates (such as EURIBOR, LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, net income for the year ended December 31, 2018 would have been $506 lower. Conversely, if the benchmark interest rate

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 29. Financial Instruments (continued)

had been 100 basis points per annum higher with all other variables held constant, net income for the year ended December 31, 2018 would have been $424 higher. The reason for such change is mainly due to the loan payable measured at FVTPL. There would have been no impact arising from financial instruments on the Group’s other comprehensive income in either case.
Other price risk
Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Group’s other price risk includes equity price risk whereby the Group’s investments in equities of other entities that are classified as held for trading are subject to market price fluctuations.
Sensitivity analysis:
At December 31, 2018, if equity prices in general had weakened 10% with all other variables held constant, net income for the year ended December 31, 2018 would have been $416 lower. Conversely, if equity prices in general had strengthened 10% with all other variables held constant, net income for the year ended December 31, 2018 would have been $416 higher. There would have been no impact on other comprehensive income in either case.
In addition, the Group buys and sells futures contracts on the London Metal Exchange and enters into financial derivative contracts (e.g. futures and swaps) with banks, customers and brokers. Management uses the financial derivative contracts to manage the price fluctuations for its own account or for customers. As at December 31, 2018, the Group had outstanding derivative financial instruments with an aggregate notional amount of  $9,720 (2017: $8,690), primarily to hedge against the long position in inventories and the usage of energy, which resulted in a net unrealized fair value gain of  $172 (2017: loss $131). As these future contracts are to hedge against the Group’s physical inventory position, any change in the fair value of the future contracts will offset the change in the fair value, though in opposite direction, of the physical inventories. As a result, the sensitivity analysis of the price risk arising from the future contracts on the Group is not applicable.
Concentration risk
Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of total financial assets (or liabilities) in the Group’s consolidated statement of financial position.
In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Group from obtaining sufficient foreign currencies to satisfy its currency demands, the Group may not be able to pay dividends in foreign currencies and the Group’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.
Except as disclosed in the preceding paragraph, at December 31, 2018, there were no customer, company or entity holding financial assets or liabilities exceeding the threshold amounts.
Additional disclosure
In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss for the years ended December 31, 2018, 2017 and 2016 as follows:

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 29. Financial Instruments (continued)

	2018	2017	2016
Interest income on financial assets not at FVTPL	$15	$434	$605
Interest income on financial assets classified at FVTPL	661	539	2,451
Total interest income	$676	$973	$3,056
Interest expense on financial liabilities not at FVTPL	$989	$3,509	$7,747
Interest expense on financial liabilities classified at FVTPL	680	1,195	7,720
Total interest expense	$1,669	$4,704	$15,467
Dividend income on financial assets at FVTPL	$168	$—	$—
Dividend income on financial assets classified not at FVTPL	—	—	6
Net gain on financial assets at FVTPL	3,785	6,825	1,240
Loss on loan payable at FVTPL	(167)	—	—
Reversal of impairment on securities measured at FVTOCI	(3)	—	—
Note 30. Fair Value Disclosure for Non-financial Assets
The fair values of the Group’s financial instrument assets and liabilities which are measured at fair value on the consolidated statements of financial position are discussed in Note 29. The following tables present non-financial assets which are measured at or based on fair value in the consolidated statements of financial position, classified by level of the fair value hierarchy:
Assets measured at fair value on a recurring basis as at December 31, 2018:
	Level 1	Level 2	Level 3
Inventories	$2,238	$—	$—
Investment property	—	—	37,804
Total	$2,238	$—	$37,804

Assets measured at fair value on a recurring basis as at December 31, 2017:
	Level 1	Level 2	Level 3
		(Restated)	(Restated)
Inventories	$1,039	$271	$—
Investment property	—	—	37,660
Total	$1,039	$271	$37,660

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
The fair values of investment property are measured using an income approach which includes the following inputs: land value, realized basic rents, operating costs, discount rates and damages and defects (level 3 fair value hierarchy). The valuation approach was consistent for both 2018 and 2017. Both the 2018 and 2017 valuations were performed by an independent external valuator who is an authorized expert for the valuation of developed and undeveloped land in Germany and holds recognized and relevant professional qualifications and has recent experience in the location and category of the investment property being valued.
Note 31. MFC Bancorp and its Significant Subsidiaries
MFC Bancorp, through a subsidiary, has an office at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 31. MFC Bancorp and its Significant Subsidiaries (continued)

A subsidiary is an entity that is controlled by MFC Bancorp. The following table shows the Company’s direct and indirect significant subsidiaries as at December 31, 2018. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.
Subsidiaries	Country of Incorporation	Proportion of Voting Interest
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
Brock Metals s.r.o.	Slovakia	100%
1178936 B.C. Ltd.	Canada	100%
As at December 31, 2018, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group’s proportional voting interests in the subsidiaries are identical to its proportional beneficial interests, except for: MFC (A) Ltd. and MFC (D) Ltd., in each of which the Group holds a 99.72% proportional beneficial interest. In addition, the Group consolidated a structured entity as at December 31, 2018.
As at December 31, 2018, none of the non-controlling interests are material to the Group. As at December 31, 2018, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on MFC Bancorp’s ability to access or use the assets and settle the liabilities of the Group except for amounts presented as restricted cash.
During the year ended December 31, 2018, the Group completed merchant banking transactions which resulted in (i) recognition of a pre-tax gain of  $25,740; (ii) recognition of deferred tax expense of  $7,204; (iii) reclassification of cumulative translation loss of  $672 from accumulated other comprehensive income to profit or loss; (iv) recognition of a long-term liability of  $3,645; (v) recognition of non-controlling interests of  $6,441 in another subsidiary and (vi) a debit adjustment of  $6,284 to deficit under equity. In aggregate, the Group recognized total gains of  $25,771 on the deconsolidation of subsidiaries during the year ended December 31, 2018, being the amount of net liabilities at the times of dispositions, and total consideration of  $nil. Such gains were included in costs of sales and services in the Group’s consolidated statement of operations.
During the year ended December 31, 2017, two subsidiaries, pursuant to the terms of respective option deeds (see Note 26), issued shares to the non-controlling interests. These share issuances were accounted for as equity transactions and were credited to non-controlling interests directly. As of December 31, 2018, such rights had been exercised in respect of less than 0.5% of the ownership of each such subsidiary, respectively.
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
Note 32. Subsequent Events
The Company has scheduled a meeting of the holders of its common shares on May 31, 2019, to consider and approve: (i) the change of the Company’s name to “Scully Limited”; and (ii) a consolidation of its common shares on a 25 for 1 basis, and subsequent forward split of such shares on a 1 for 25 basis. Subject to receipt of requisite shareholder approval at the scheduled meeting, the Company currently expects that such actions will be completed on or about June 3, 2019.

MFC BANCORP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 and 2016

Note 33. Approval of Consolidated Financial Statements
These consolidated financial statements were approved by the Board of Directors and authorized for issue on April 29, 2019.

ITEM 19: EXHIBITS
Exhibits Required by Form 20-F
Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association adopted on July 12, 2017. Incorporated by reference from our Form 6-K dated July 14, 2017.
4.1	2017 Equity Incentive Plan. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017 dated April 10, 2018.
4.2	Amended and Restated Arrangement Agreement dated June 7, 2017 among MFC Bancorp Ltd., MFC Bancorp Ltd. and MFC 2017 II Ltd. Incorporated by reference from our Form 6-K dated June 14, 2017.
8.1	List of significant subsidiaries of MFC Bancorp Ltd. as at December 31, 2018.
11.1	Code of Business Conduct and Ethics and Insider Trading Policy. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017 dated April 10, 2018.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Letter from MSR Partners LLP (formerly Moore Stephens LLP) to the Securities and Exchange Commission dated April 30, 2019.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Document.
101.DEF	XBRL Taxonomy Extension Definition Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: April 30, 2019
MFC BANCORP LTD.
/s/ Michael J. Smith

Michael J. Smith
President and Chief Executive Officer