Form 20-F
period 2019-12-31
Scully Royalty Ltd.
filed 2020-05-11
CIK 16859

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number 001-04192

SCULLY ROYALTY LTD.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China

(Address of office)

Michael J. Smith Unit 803, Dina House Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China Telephone: 1 (844) 331-3343 Facsimile: + (852) 2840-1260	with a copy to: H.S. Sangra Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Facsimile: +1 604-669-8803

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of US$0.001 par value each	SRL	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 12,554,801 Common Shares of US$0.001 par value each issued and outstanding as at December 31, 2019.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ YES ☒ NO

SCULLY ROYALTY LTD.

Dear Fellow Shareholders,

We are pleased to present the results of Scully Royalty Ltd. ("Scully") for the year ended December 31, 2019 and present an update on our recent corporate developments.

In 2019, we continued to work towards our goal of maximizing value for our shareholders over the long-term. To that end, we made some important progress during the year, including changing our reporting structure to more accurately reflect how management views the various businesses in our group, resulting in three separate and independently managed reportable segments under our corporate umbrella.

As a result, our business segments now include:

Iron Ore Royalty

We derive revenue from a mining lease upon which the Scully iron ore mine is situated in Newfoundland and Labrador, Canada. The lease commenced in 1956 and expires in 2055. Pursuant to this lease, we hold a net revenues royalty interest on iron ore shipped from the mine. The new operator of the mine re-commenced mining operations in 2019. Under the terms of the lease, we receive minimum payments of $3.25 million per year, which may be credited towards royalties equal to 7% of net revenue.

Industrial Equity

Our Industrial Equity segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, including natural gas, with a focus on East Asia.

We make proprietary investments as part of our overall merchant banking activities and we seek to realize gains on such investments over time. We seek to participate in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized, often as a result of financial or other distress affecting them. These investments can take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in existing indebtedness of businesses or in new equity or debt issues. These activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

We hold various production and processing assets, including a hydro-electric power plant and hydrocarbon production and processing assets in Canada.

Merkanti Holding

Our Merkanti Holding segment consists of a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated specialty trade finance and regulated merchant banking businesses, including the Bank, with a focus on Europe.

We own a bank, which is licenced in Europe. The Bank does not engage in general retail or commercial banking, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. In addition, we hold an interest in certain industrial real estate in Europe.

All Other

Our All Other segment encompasses our corporate investments, as well as the overhead expenses of the parent company.

We expect to make progress towards our goal to maximize value for shareholders in 2020.

i

Overview of Financial Position

(C$ in thousands, except ratios and per share amounts) (unaudited)	December 31, 2019	December 31, 2018
Cash and cash equivalents	78,274	67,760
Securities, current	14,174	7,400
Trade receivables	4,158	5,343
Inventories	2,388	11,406
Total current assets	108,495	102,006
Total current liabilities	19,889	27,207
Working capital	88,606	74,799
Current ratio(2)	5.46	3.75
Total assets	503,349	506,913
Total long-term debt(1)	35,418	--
Total long-term debt-to-equity(2)	0.10	--
Total liabilities	141,335	112,507
Shareholders' equity	353,612	386,376
Net book value per share(3)	28.17	30.82

Notes:

(1)

Long-term debt includes bond payables and does not include: (a) a non-interest bearing loan payable of $4.8 million as at December 31, 2019 and $4.0 million as at December 31, 2018, which is measured at fair value through profit or loss and does not have a fixed repayment date; and (b) long-term lease liabilities of $0.8 million as at December 31, 2019 ($nil as at December 31, 2018).

(2)	The current ratio is calculated as current assets divided by current liabilities and the total long-term debt-to-equity ratio is calculated as total long-term debt divided by shareholders' equity.
(3)	Net book value per share is calculated as shareholders' equity divided by the number of common shares outstanding at the end of the applicable period.

Stakeholder Communications

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:

•	stakeholders are encouraged to read this entire annual report, which includes our audited financial statements and managements discussion and analysis, for the year ended December 31, 2019, for a greater understanding of our business and operations; and

•	direct any questions regarding the information in this report to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

Respectfully Submitted,

Michael J. Smith

Chairman, President and Chief Executive Officer

ii

SCULLY ROYALTY LTD.

Form 20-F

(i)

(ii)

INTRODUCTORY MATTERS

All references in this document to "$" and "dollars" are to Canadian dollars, all references to "US$" are to United States dollars and all references to "Euro" or "€" are to the European Union Euro, unless otherwise indicated.

Unless the context otherwise indicates, references herein to "we", "us", "our" or the "Company" are to Scully Royalty Ltd. and its consolidated subsidiaries.

PART I

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, collectively referred to as "forward-looking statements". Forward-looking statements are typically identified by words such as "anticipate", "could", "should", "expect", "may", "intend", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements or their negative or other comparable words.  Forward-looking statements include, but are not limited to, statements with respect to: our market, economic conditions, performance and business plans and prospects. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others, those set forth under the section entitled "Item 3: Key Information – D. Risk Factors".

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

	Years Ended December 31,
	2019	2018	2017	2016	2015
	($/US$)
End of period	1.2988	1.3642	1.2545	1.3427	1.3840
High for period	1.2988	1.2288	1.2128	1.2544	1.1728
Low for period	1.3600	1.3642	1.3743	1.4589	1.3990
Average for period	1.3269	1.2957	1.2986	1.3248	1.2787
	($/€)
End of period	1.4583	1.5613	1.5052	1.4169	1.5029
High for period	1.4438	1.4791	1.3848	1.3875	1.3111
Low for period	1.5441	1.5330	1.5330	1.5928	1.5298
Average for period	1.4856	1.5302	1.4651	1.4660	1.4182

The following table sets forth the range of high and low exchange rates for the translation of United States dollars and Euros to Canadian dollars for each of the previous six months. The exchange rates are based on the average daily rate of exchange, as reported by the Bank of Canada.

Month	High	Low
	($/US$)
April 2020	1.3904	1.4217
March 2020	1.3356	1.4496
February 2020	1.3224	1.3429
January 2020	1.2970	1.3233
December 2019	1.2988	1.3302
November 2019	1.3148	1.3307

	($/€)
April 2020	1.5117	1.5538
March 2020	1.4890	1.5772
February 2020	1.4282	1.4766
January 2020	1.4471	1.4653
December 2019	1.4583	1.4742
November 2019	1.4563	1.4723

On May 8, 2020, the average daily rate of exchange for the translation of United States dollars and Euros to Canadian dollars were US$1.00 = $1.3934 and €1.00 = $1.5109, respectively.

NOTE ON FINANCIAL AND OTHER INFORMATION

Unless otherwise stated, all financial information presented herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, referred to as "IFRS" and the "IASB", respectively, which may not be comparable to financial data prepared by many U.S. companies.

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

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:  KEY INFORMATION

A. Selected Financial Data

The following table summarizes selected consolidated financial data prepared in accordance with IFRS for the five fiscal years ended December 31, 2019. Effective December 31, 2015, we changed our reporting currency to the Canadian dollar. The information in the table was extracted from our consolidated financial statements and related notes included elsewhere in this or previously filed annual reports on Form 20-F, and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5: Operating and Financial Review and Prospects".

The Company has applied IFRS 16, Leases, referred to as "IFRS 16", as from January 1, 2019 by using the modified retrospective approach, not restating comparatives for the 2018 and 2017 reporting periods. The reclassifications and the adjustments arising from the new leasing standard are recognized in the opening balance sheet on January 1, 2019.

Selected Financial and Other Data

(Stated in Canadian dollars in accordance with IFRS)

(In thousands, other than per share amounts)

	2019	2018	2017	2016	2015
Revenue	$113,267	$139,751	$274,035	$1,131,657	$1,629,100
(Loss) income from continuing operations	(18,403)	112,211	(47,065)	(23,720)	(244,602)
Net (loss) income from continuing operations per share:
Basic	(1.48)	8.96	(3.75)	(2.01)	(19.37)
Diluted	(1.48)	8.96	(3.75)	(2.01)	(19.37)
Net loss from discontinued operations	-	-	-	-	(241,402)
Loss per share from discontinued operations:
Basic	-	-	-	-	(19.12)
Diluted	-	-	-	-	(19.12)
Net (loss) income for the year	(18,403)	112,211	(47,065)	(23,720)	(486,004)
Net (loss) income attributable to owners of the parent company	(18,553)	112,276	(47,855)	(25,361)	(487,630)
Net (loss) income per share:
Basic	(1.48)	8.96	(3.81)	(2.01)	(38.61)
Diluted	(1.48)	8.96	(3.81)	(2.01)	(38.61)
Total assets	503,349	506,913	396,947	650,338	977,351
Net assets	362,014	394,406	279,949	329,430	369,200
Long-term debt, less current portion	-	-	-	80,564	174,333
Bond payables, long-term	35,418	-	-	-	-
Loan payable, long-term	4,769	3,981	-	-	-
Shareholders' equity	353,612	386,376	277,780	327,520	367,192
Capital stock, net of treasury stock(1)	309,844	309,505	309,505	358,831	358,831
Weighted average number of common stock outstanding, basic and diluted	12,543	12,535	12,544	12,628	12,628
Cash dividends paid to shareholders	-	-	-	-	4,388

Note:

(1)	Includes capital stock and additional paid-in capital, less treasury stock.

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

Our business, by its nature, does not produce predictable earnings and it may be materially affected by conditions in the global financial markets and economic conditions generally. As demand for our products and merchant banking services has historically been determined by general global macro-economic activities, demand and prices for our products and services have historically decreased substantially during economic slowdowns. A significant economic downturn may affect our sales and profitability and may adversely affect our suppliers and customers. Further, an economic downturn may impact the operations and production of the iron ore mine underlying our royalty interest. Depending on their severity and duration, the effects and consequences of a global economic downturn could have a material adverse effect on our liquidity and capital resources, including our ability to raise capital, if needed, and otherwise negatively impact our business and financial results.

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

We are subject to global economic, market and business risks with respect to the current COVID-19 pandemic.

The outbreak of COVID-19 in Asia in December 2019 and the subsequent spread of the virus globally through the first quarter of 2020 has resulted in significant and widespread infections and fatalities. In March 2020, the World Health Organization declared the spread of COVID-19 a pandemic. The rapid spread of the virus has resulted in various federal, state and provincial governments declaring emergency measures and the implementation of numerous measures to attempt to contain the virus, including travel bans and restrictions, quarantines, business closures, shelter in place orders and other shutdowns and restrictions.

The impact of the pandemic and the global response thereto has, among other things, significantly disrupted global economic activity, negatively impacted gross domestic product and caused significant volatility in financial markets, with various countries already reporting significant declines in gross domestic product and business activity and material increases in unemployment. This may in turn reduce the level of activity in which certain of our businesses operate and may negatively impact or cause volatility in the price of iron ore and other commodities and have a negative impact on such businesses' respective ability to generate revenues or profits. If the pandemic is prolonged, this could amplify the current negative demand and supply chain effects as well as the negative impact on global growth and global financial markets.

To date, we have not experienced a significant impact on our operations as a result of the current COVID-19 pandemic. However, the ultimate scope, duration and effects of the pandemic are currently uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on the industries in which we operate, customers and the demand for the iron ore products underlying the mine in which we have a royalty interest.

While various countries have implemented stimulus packages and other fiscal measures to attempt to reduce the impact of the pandemic on their economies, the impact of the pandemic on global economic activity and markets both in the short and longer term is uncertain at this time. The magnitude and duration of the disruption and resulting decline in business activity resulting from the COVID-19 pandemic is currently uncertain. While we expect that there will likely be some negative impact on our results of operations, cash flows and financial position from the pandemic beyond the near-term, the extent to which the COVID-19 pandemic impacts our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response thereto; the effect on our customers, including the borrowers and customers of our Bank (as defined herein); its impacts on our suppliers; and the impact of the pandemic on our counterparties and their ability to carry out their obligations to us.

Although disruption and effects of the COVID-19 pandemic may be temporary, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any business disruption and the related financial impact to us cannot be reasonably estimated at this time but could materially affect our business results of operations and financial condition.

Please also see Note 30 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

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

The Cayman Islands has been added by the European Council to the European Union's list of non-cooperative jurisdictions for tax purposes, referred to as the "EU Blacklist", which could cause our clients, customers and other counterparties to lose confidence in the Cayman Islands as a financial centre and impact their willingness to conduct business with us. This status, if not removed, may have an adverse impact upon our business, operations, reputation and, potentially, our financial condition and results of operations.

In February 2020, the Cayman Islands was added to the EU Blacklist, being a list of non-cooperative jurisdictions for tax purposes. It is commonly believed that the reason for the inclusion of the Cayman Islands in that list was due to its having missed the EU's deadline (end of 2019) for the introduction of legislation for the registration of private funds domiciled in the Cayman Islands (the legislation was introduced in the last quarter of 2019, but did not formally become law until early February 2020). The EU has encouraged its members to apply certain measures on transactions with jurisdictions on the EU Blacklist from January 1, 2021, including, among other things, limiting certain tax deductions on payments to entities in non-cooperative tax jurisdictions and imposing withholding taxes on payments. There can be no assurance that the Cayman Islands will be removed from the EU Blacklist.

The addition of the Cayman Islands to the EU Blacklist has resulted in clients, customers and other counterparties questioning the integrity and the transparency of the Cayman Islands as a viable financial centre. It may also result in their seeking to reduce the amount of business activity they conduct with us or to alter the terms of their business with us so they are less favourable. Such actions will adversely affect our business and operations.

We have businesses located or that do business in European markets. It is currently not clear what the potential impact of the Cayman Islands being included on the EU Blacklist will be on such businesses. The reputational harm to our businesses associated with our being a Cayman Islands entity could potentially have an adverse impact on our business, financial condition and results of operations if that status continues for an extended period of time.

If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

During the year ended December 31, 2019, other than a metal customer of a subsidiary that was sold in 2019 that accounted for 13% of our revenue, none of our customers accounted for more than 10% of our revenue. The loss of key customers, due to competitive conditions or otherwise, may adversely affect our results of operations.

Our earnings and, therefore, our profitability may be affected by price volatility in our various products.

The majority of our revenue from our merchant banking business in 2019 was derived from the sale of products, which include metals, hydrocarbons, food products and other materials. Any revenues from our royalty interest in an iron ore mine are also impacted by the price of iron ore. As a result, our earnings are directly related to the prices of these underlying products. There are many factors influencing the price of these products, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.

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

The operation of the iron ore mine underlying our royalty interest is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator's failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition.

The operation of the iron ore mine underlying our royalty interest was closed in 2014. A new operator acquired the former operator's interests in the second quarter of 2017. The operator generally has the power to determine the manner in which the property is operated. The interests of the operator and our interests may not always be aligned. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization and reserves.

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

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

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

The operations of Merkanti Bank Limited, referred to as the "Bank", are subject to a number of directives and regulations, which materially affect our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation affecting the financial services industry has recently been adopted in Europe that directly or indirectly affects our business and regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of credit institutions is still evolving. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging or provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our financial products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us. Please see "Item 4: Information on the Company – Regulation" for further information.

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

Our business has adopted policies and procedures respecting compliance with sanctions and anti-money laundering laws and we have adopted various policies and procedures to ensure compliance with specific laws applicable to it, including internal controls and "know-your-customer" procedures aimed at preventing money laundering and terrorism financing; however, participation of multiple parties in any given transaction can make the process of due diligence difficult. Further, because our Bank's activities can be more document-based than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licencing requirements or other trade controls). While we are alert to high-risk transactions, we are also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If our policies and procedures are ineffective in preventing third parties from using our finance operations as a conduit for money laundering or terrorism financing without our knowledge, our reputation could suffer and/or we could become subject to fines, sanctions or legal action (including being added to any "blacklists" that would prohibit certain parties from engaging in transactions with us, including our banking subsidiary), which could have an adverse effect on our business, financial condition and results of operations. In addition, amendments to sanctions, anti-money laundering laws or other applicable laws or regulations in countries in which we operate could impose additional compliance burdens on our operations.

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

Some of our operations present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures, and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold, or have previously held, interests, which are unknown to us at present and have been caused by previous or existing owners or operators of such properties.

Failure to comply with applicable laws, regulations or permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions. Parties engaged in resource operations or in the exploration or development of resource properties may also be required to compensate those suffering loss or damage by reason of their exploration or mining activities and may also be subject to civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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

Liquidity, or ready access to funds, is essential to companies engaged in our business. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our merchant banking business and perceived liquidity issues may affect our clients' and counterparties' willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

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

As we operate internationally, we are subject to the United States' Foreign Corrupt Practices Act of 1977 and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act of 1977, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act of 1977 may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

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

We exercise significant judgment in calculating our provision for income taxes and other tax liabilities. Although we believe our tax estimates are reasonable, many factors may affect their accuracy. Applicable tax authorities may disagree with our tax treatment of certain material items potentially causing an increase in tax liabilities. Due to the size, complexity and nature of our operations, various tax matters and litigation are outstanding from time to time, including relating to our former affiliates. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect on our financial condition or results of operations. However, due to the inherent uncertainty, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations.

Furthermore, changes to existing laws may also increase our effective tax rate. A substantial increase in our tax burden could have an adverse effect on our financial results. Please see "Item 8: Financial Information – A. Consolidated Statements and Other Financial Information" for further information.

Restrictions on the remittance of RMB into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

A portion of our cash and cash equivalents are held in China in Renminbi, referred to as "RMB". The government of the People's Republic of China, referred to as the "PRC", imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of the PRC. We may convert a portion of our revenues held by our subsidiary in the PRC into other currencies to meet our foreign currency obligations. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the PRC State Administration of Foreign Exchange, referred to as "SAFE", as long as certain routine procedural requirements are fulfilled. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize such funds for purposes outside of the PRC.

Failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business.

We use information technologies, including information systems and related infrastructure as well as cloud applications and services to store, transmit, process and record sensitive information, including employee information and financial and operating data, communicate with our employees and business partners and for many other activities related to our business. Our business partners, including operating partners, suppliers, customers and financial institutions, are also dependent on digital technology. Some of these business partners may be provided limited access to our sensitive information or our information systems and related infrastructure in the ordinary course of business.

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

We have identified a material weakness in our internal control over financial reporting, which has been remediated. Any future weaknesses or deficiencies or failures to maintain internal controls or remediate weaknesses could impair our ability to produce accurate and timely financial statements.

We have identified a material weakness in our internal control over financial reporting as described under "Item 15: Controls and Procedures – Report of Management on Internal Control over Financial Reporting", this weakness was remediated prior to the date hereof. While we believe our remediation steps will improve the effectiveness of our internal control over financial reporting, if our remediation efforts are insufficient to address the material weakness, or if additional material weaknesses in our internal controls are discovered in the future, our ability to report our financial results on a timely and accurate basis could be impacted in a materially adverse manner, and, as a result, our financial statements may contain material misstatements or omissions. If we cannot maintain and execute adequate internal control over financial reporting that provides reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements on a timely basis, cause investors to lose confidence in our reported financial information or be unable to properly report on our business and the results of our operations, and the trading price of our common shares could be materially adversely affected.

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

Investors may face difficulties in protecting their interests, and their ability to protect their rights through United States courts may be limited, because we are incorporated under Cayman Islands law.

We are incorporated under the laws of the Cayman Islands and substantially all of our operations and assets are located outside the United States. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2020 Revision), referred to as the "Cayman Act" and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

ITEM 4:  INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a corporation organized under the Cayman Act. We were incorporated on June 5, 2017. In addition, on June 3, 2019, we changed our name to "Scully Royalty Ltd." from MFC Bancorp Ltd. Our office is located at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China, and its telephone number is +1 844 331 3343. Our registered office is located at 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, Cayman Islands. Our website address is www.scullyroyalty.com.

We are an international merchant bank that provides financial services. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including natural resources and medical supplies and services.

As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

On July 14, 2017, the former holding company of our group completed a plan of arrangement, referred to as the "Arrangement", under the Business Corporations Act (British Columbia). The Arrangement was approved by its shareholders and the British Columbia Supreme Court in July 2017. Pursuant to the Arrangement and the Court order, among other things: (i) each holder of its shares received one of our Common Shares for each share held as of the effective date of the Arrangement; and (ii) we acquired all of the outstanding shares of the former parent holding company.

We file reports and other information with the Securities and Exchange Commission, referred to as the "SEC". The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public over the internet at such website at http://www.sec.gov.

Please see "B. Business Overview" for further information regarding our recent developments.

B. Business Overview

The following is a brief description of our business and recent activities.

Recent Developments

In 2019, we have, among other things:

Segment Reporting

In 2019, we changed our reporting structure to more accurately reflect how management views the various business in our group, resulting in three separate and independently managed reportable segments under our corporate umbrella. As a result, our business segments now include: (i) Iron Ore Royalty, which includes our interest in an iron ore mine; (ii) Industrial Equity, which includes multiple projects in resources and services; (iii) Merkanti Holding, which comprises regulated specialty trade finance and merchant banking businesses; and (iv) All Other, which encompasses our corporate and other investments and business interests as well as the overhead expenses of the parent company.

Scully Iron Ore Mine Restart

In June 2019, the new operator of the Scully iron ore mine, located in Newfoundland and Labrador Canada, announced that it had re-commenced initial operations at the mine and, in August 2019, it further announced that it had made its first seaborne vessel shipment of iron ore concentrate produced at the mine.

See "Item 5. Operating and Financial Revenues and Prospects – Results of Operations" for further information.

€25.0 million Bond Offering by Merkanti Holding plc

In August 2019, our subsidiary, Merkanti Holding plc, completed a public issue of bonds with an aggregate nominal amount of €25.0 million for net proceeds of approximately €24.3 million. The net proceeds of the offering were used to, among other things, increase the Bank's regulatory capital, fund future trade finance and merchant banking activities and grant certain loans to certain of our subsidiaries. The bonds are due in August 2026, with interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate at 4.41%). The bonds are secured by our investment property and real estate held for sale.

Disposition of Non-Core Subsidiaries

In 2019, we disposed of our non-core metals products lines and deconsolidated certain other non-core subsidiaries, resulting in the recognition of a gain of $2.2 million in our consolidated statement of operations.

Business Segments

We previously divided our business into two operating segments, being Merchant Banking and All Other. In 2019, we changed this reporting structure to more accurately reflect how management views our various businesses. As a result, we now divide our business into four operating segments: (i) Iron Ore Royalty, which includes our interest in an iron ore mine; (ii) Industrial Equity, which includes multiple projects in resources and services; (iii) Merkanti Holding, which comprises regulated specialty trade finance and merchant banking businesses; and (iv) All Other, which encompasses our corporate and other investments and business interests.

Corresponding information for the comparative years have been restated to conform with the current year's presentation and changes to reportable segments.

Iron Ore Royalty

We derive revenue from a mining sub-lease upon which the Scully iron ore mine is situated in Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. Pursuant to this sub-lease, we hold a net revenues royalty interest on iron ore shipped from the mine. The new operator of the mine re-commenced mining operations in 2019. Under the terms of the sub-lease, we are entitled to minimum royalty payments of $3.25 million per year, payable on a quarterly basis, which quarterly payments may be credited towards earned royalties relating to the same calendar year, with minimum payments earned in 2017 and 2018 creditable to earned royalties in 2018 and 2019.

On August 30, 2019 the operator of the mine announced that it had made its first seaborne vessel shipment of iron ore concentrate produced at the Scully iron ore mine. See "– D. Property, Plants and Equipment".

Industrial Equity

Our Industrial Equity segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, including natural gas, with a focus on East Asia.

We make proprietary investments as part of our overall activities in the segment and we seek to realize gains on such investments over time. We seek to participate in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized, often as a result of financial or other distress affecting them. These investments can take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in existing indebtedness (secured and unsecured) of businesses or in new equity or debt issues. These activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

We hold various production and processing assets, including a hydro-electric power plant and hydrocarbon production and processing assets.

Merkanti Holding

Our Merkanti Holding segment consists of a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated specialty trade finance and regulated merchant banking businesses, including the Bank, with a focus on Europe and South America.

We also own the Bank, which is licenced in Europe. The Bank does not engage in general retail or commercial banking, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. In addition, we hold an interest in certain industrial real estate in Europe.

All Other

Our All Other segment encompasses our corporate and other investments, as well as the overhead expenses of the parent company. Our All Other segment includes our corporate and operating segments whose quantitative amounts do not exceed 10% of any of our reported revenue, net income or total assets.

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

Regulation

Our operations are international in nature and are subject to the laws and regulations of a number of international jurisdictions, as well as oversight by regulatory agencies and bodies in those jurisdictions. In particular, the banking industry is subject to extensive regulation and oversight. The operations of our Bank are subject to the regulations and directives issued by the European Union, as well as any additional Maltese legislation. The Bank is subject to direct supervision by the Malta Financial Services Authority and indirect supervision by the European Central Bank. The regulations which most significantly affect our Bank, or which could most significantly affect it in the future, relate to capital requirements, liquidity and the funding and development of a banking union in the European Union. As a Maltese credit institution, the Bank is subject to the Capital Requirements Directive Framework, referred to as the "CRD IV Framework", through which the European Union began implementing the Basel III Capital reforms from January 1, 2014, with certain requirements being fully phased in by January 1, 2019. The CRD IV Framework, among other things, requires regulatory reporting of "large exposures", which are generally exposures to a client or group of connected clients in excess of 10% of the Bank's statutory capital base and such large exposures cannot be greater than 25% of the Bank's statutory capital base, after taking into account eligible credit risk mitigation. The main liquidity requirement imposed by the CRD IV Framework is the liquidity coverage ratio, referred to as "LCR", which refers to the proportion of highly liquid assets held by the Bank to ensure its ongoing ability to meet short-term liquidity obligations. The Bank must maintain a minimum statutory LCR of 100%.

In February 2020, the Cayman Islands was added to the EU Blacklist, being a list of non-cooperative jurisdictions for tax purposes. The EU has encouraged its members to apply certain measures on transactions with jurisdictions on the EU Blacklist from January 1, 2021, including, among other things, limiting certain tax deductions on payments to entities in non-cooperative tax jurisdictions and imposing withholding taxes on payments. Please see "Item 3: Key Information – D. Risk Factors - The Cayman Islands has been added by the European Council to the EU Blacklist, which could cause our customer, clients and other counterparties to lose confidence in the Cayman Islands as a financial centre and impact their willingness to conduct business with us. This status, if not removed, may have an adverse impact upon our business, operations, reputation and, potentially, our financial condition and results of operations."

We hold a portion of our cash and cash equivalents in China in RMB. Under the 2008 Foreign Currency Administration Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB may be convertible for current account items, including the distribution of dividends, interest and royalty payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of the government of SAFE and its local counterparts.

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

SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the "conversion-at-will" regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its RMB registered capital converted from foreign currencies. According to SAFE Circular 19, such RMB capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. In addition, as SAFE Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

Our hydrocarbon interests are subject to various Canadian governmental regulations including those imposed by the Alberta Energy Regulator and Alberta Utilities Commission. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds and pooling of properties and taxation. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with such operations are also subject to regulation under federal, provincial and local laws and regulations. These hydrocarbon operations are subject to decommissioning obligations in connection with its indirect ownership interests in hydrocarbon assets, including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the net ownership interest in wells and facilities, estimated costs to reclaim and abandon the same and the estimated timing of the costs to be incurred in future years. We have estimated the net present value of total decommissioning obligations to be $15.0 million as at December 31, 2019.

C. Organizational Structure

The following table describes our material subsidiaries as at December 31, 2019, their respective jurisdictions of organization and our interest in respect of each subsidiary. The table excludes subsidiaries that only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets do not materially impact our consolidated results and net assets.

Subsidiaries	Country of Incorporation	Proportion of Interest(1)

Merkanti Holding plc.	Malta	100%
1178936 B.C. Ltd.	Canada	100%
Merkanti (A) International Ltd.	Malta	100%
Merkanti (D) International Ltd.	Malta	100%

Note:

(1) Our proportional voting interests are identical to our proportional beneficial interests, except that we hold a 99.72% proportional beneficial interest in each of Merkanti (A) International Ltd. and Merkanti (D) International Ltd.

Please see Note 29 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

D. Property, Plants and Equipment

We have offices at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2020. Should we require additional space at that time or prior thereto, we believe that such space can be secured on commercially reasonable terms.

We hold an interest under a mining sub-lease related to the Scully iron ore mine located in Newfoundland and Labrador, Canada, which commenced in 1956 and expires in 2055. The mine site is located approximately three kilometers west of the town of Wabush and is connected by rail access to the Port of Sept-Îles, Quebec.

The mine lies within the Labrador Trough in Western Labrador. The Sokoman Formation is an iron formation that consists of three iron bearing formations, named the Upper, Middle and Lower Iron Formations. The Sokoman Formation is more than 300 metres thick near the mine and has been subjected to two episodes of folding and metamorphism during the Hudsonian and Greenville orogenies, resulting in a complex structural pattern in the Wabush Area. The younger Menihek and Shabagamo Formations and the older Denault, Attikamagen, and Wishart Formations all outcrop in the vicinity of the mine site. The mineral deposit consists of folded and faulted stratigraphic beds of iron-bearing units within the regional Sokoman Iron Formation. The ore minerals are hematite (specularite), magnetite, and martite. The waste minerals are quartz and hydrated iron oxides such as limonite and goethite. Manganese oxides also occur in banks or are disseminated throughout the iron-bearing units.

Iron ore was first reported in the area of the mine in 1933. In 1956, Picklands Mathers & Company, referred to as "Picklands", began work on the project and started the first intensive geological, metallurgical and economic investigations thereon. The mine was operated by Picklands from 1965 to 1986, when Picklands was acquired by Cleveland-Cliffs Inc., referred to as "Cliffs", who operated it from 1986 until being put on care and maintenance in February 2014. For most of its life until 2010, the mine was operated as a joint venture owned by Stelco, Dofasco, Inland Steel, Acme Steel and Cliffs. Cliffs exercised a right of first refusal in February 2010 to acquire 100% ownership of the property. Cliffs placed the mine and concentrator on care and maintenance in February 2014 and, in 2015, commenced proceedings under the Companies' Creditors Arrangement Act, referred to as the "CCAA". The mine was acquired by Tacora Resources Inc. referred to as "Tacora", in July 2017 and, in November 2018, Tacora announced that it had completed financing that, together with existing commitments it had received, would be sufficient to fund a proposed re-start of the mine. On August 30, 2019, as part of its production ramp-up, Tacora announced that it had made its first seaborne vessel shipment of iron ore concentrate produced at the Scully iron ore mine.

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

See "– B. Business Overview – Business Segments – Iron Ore Royalty" for further information.

As at December 31, 2019, we had hydrocarbon interests located in west central Alberta, Canada comprised of approximately 71 producing and 85 non-producing natural gas wells and approximately 2 producing and 19 non-producing oil wells and an average 71% working interest in approximately 67,564 gross acres of land.

In addition, we own two industrial real estate parks in the Saxony-Anhalt region in Germany, which primarily lease out space for storage and production facilities. One of these parks is located in Arneburg, Germany and is 1,836,253 square meters, currently houses approximately 34 buildings, including a solar park, and offers developed industrial and commercial land for greenfield investments as well as warehouses, production halls, workshops and offices. The property has railway, road and harbour connections. The other industrial park is located in Dessau, Germany and is a 111,688 square meter development property, currently houses approximately 15 buildings and offers office and administrative buildings, production halls and warehouses and land for industrial investments. The property has connections to railway, roads and the Elbe River. Both of these industrial parks are part of the security package for the €25.0 million in principal amount of bonds issued by Merkanti Holding plc in 2019, and to the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity. See "– B. Business Overview – Recent Developments".

ITEM 4A:  UNRESOLVED STAFF COMMENTS

None.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2019, 2018 and 2017 should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere herein.

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

Restatement and Reclassification of Prior Periods

Our consolidated financial statements for the year ended 2017 has been restated to reflect adjustments relating to reclassifications of net gain (loss) on dispositions of subsidiaries between gain on dispositions of subsidiaries, net (included in cost of sales and services) and exchange differences on foreign currency transactions in the consolidated statements of operations and cash flow statement. Amounts related to the year ended December 31, 2018 have also been reclassified for consistency with comparative information. In addition, certain other amounts have also been reclassified so as to conform with the presentation in the current year. Please see Note 2 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

The Company has applied IFRS 16 by using the modified retrospective approach, not restating comparatives for the 2018 and 2017 reporting periods. The reclassifications and the adjustments arising from the new leasing standard are recognized in the opening balance sheet on January 1, 2019.

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

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at December 31, 2019, the Canadian dollar had strengthened by 7.1% against the Euro from the end of 2018. We recognized a $13.2 million currency translation adjustment loss in other comprehensive income within equity in 2019, compared to a currency translation adjustment gain of $2.4 million in 2018. In addition, we recognized net gains of $3.7 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2019, compared to $4.2 million in 2018.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2019, 2018 and 2017:

	Years Ended December 31,
	2019	2018	2017
	(In thousands, except per share amounts)
			(Restated)(1)
Revenue	$113,267	$139,751	$274,035
Costs of sales and services	96,561	95,209	228,357
Selling, general and administrative expenses	22,573	26,365	45,472
Share-based compensation – selling, general and administrative	-	69	2,876
Loss on settlement	-	5,600	-
Finance costs	1,243	2,125	8,415
Credit losses(2)	13,398	34,985	23,923
Reversal of impairment of hydrocarbon, resource properties and property, plant and equipment, net	-	(188,203)	(8,945)
Net (loss) income(3)	(18,553)	112,276	(47,855)
(Loss) earnings per share – basic and diluted	(1.48)	8.96	(3.81)

Notes:

(1)	See "– Restatement and Reclassification of Prior Periods" above.
(2)	Such credit losses primarily related to former businesses and did not relate to our Bank operations.
(3)	Attributable to the owners of the parent company.

The following table provides a breakdown of revenue for each of the years ended December 31, 2019, 2018 and 2017:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Merchant banking products and services	$101,013	$124,059	$249,581
Interest	1,057	676	973
Dividends	-	168	-
Gain on securities, net	931	3,856	-
Other, including medical and real estate sectors	10,266	10,992	23,481
Revenue	$113,267	$139,751	$274,035

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following is a breakdown of our revenue by segment for each of the years indicated:

	Years Ended December 31,
	2019	2018(1)
Revenue:	(In thousands)
Iron Ore Royalty	$5,496	$1,732
Industrial Equity	100,184	131,614
Merkanti Holding	7,565	6,405
All Other	22	-
	$113,267	$139,751

Note:

(1) Comparative information restated to conform with current presentation. Please also see Note 6 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

In 2019, 77% of our revenue was from Europe, 17% were from the Americas and 6% were from Asia and other regions. In 2018, 85% of our revenue was from Europe, 11% were from the Americas and 4% were from Asia and other regions.

In 2019, our proportionate revenue by product was 80% from metals processing, 6% from our iron ore royalty, 3% from food products, 8% from hydrocarbons and 3% from other. In 2018, our proportionate revenue by product was 88% from metals processing, 8% from hydrocarbons and 4% from electricity and power. In the third quarter of 2019, we disposed of certain non-core subsidiaries in Europe which processed different metals.

Based upon the average exchange rates for 2019, the Canadian dollar strengthened by approximately 3.0% in value against the Euro compared to the average exchange rates for 2018.

Revenue for 2019 decreased to $113.3 million from $139.8 million in 2018, primarily as a result of the disposition of metal product lines.

Revenue for our Iron Ore Royalty segment for 2019 increased to $5.5 million from $1.7 million in 2018 primarily as a result of the recommencement of operations at the Scully iron ore mine during the year. In 2018, we had recognized a reversal of revenue previously recognized in 2017 due to the terms of the underlying agreement.

Revenue for our Industrial Equity segment for 2019 decreased to $100.2 million from $131.6 million in 2018, primarily as a result of the disposition of metal product lines.

Revenue for our Merkanti Holding segment for 2019 increased to $7.6 million from $6.4 million in 2018, primarily as a result of additional merchant banking activities during the year.

Revenue for our All Other segment was $22,000 in 2019 and $nil in 2018.

Costs of sales and services increased to $96.6 million during 2019 from $95.2 million in 2018 as a result of a reduction in the net gain on dispositions of subsidiaries and a reduction on gains on settlement and derecognition of liabilities, partially offset by a decrease due to the disposition of metal product lines. See "Item 4: Information on the Company — B. Business Overview – Recent Developments".

The following is a breakdown of our costs of sales and services for each of the years indicated:

	Years Ended December 31,
	2019	2018
	(In thousands)
Merchant banking products and services	$95,189	$119,552
Market value (increase) decrease on commodity inventories	(160)	109
Write-down of inventories	1,822	-
(Gain) loss on derivative contracts, net	(122)	794
Gain on dispositions of subsidiaries, net(1)	(2,243)	(25,099)
Gains on settlements and derecognition of liabilities	(1,168)	(9,502)
Changes in fair value of a loan payable measured at FVTPL	979	167
Other, including medical and real estate sectors	2,264	9,188
Total costs of sales and services	$96,561	$95,209

Note:

(1)	Please see Note 19 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

We recognized a write-down of inventories of $1.8 million in 2019 in connection with the realizable price of finished goods at a former subsidiary being less than its production cost.

We recognized a net gain on dispositions of subsidiaries of $2.2 million in 2019, which consisted of the reclassification of exchange differences and the difference between the book value of such net assets (or net liabilities) and the consideration received, compared to $25.1 million in 2018 on dispositions of subsidiaries.

Selling, general and administrative expenses decreased to $22.6 million in 2019 from $26.4 million in 2018 primarily as a result of cost-reduction initiatives, which resulted in reduced amounts for compensation, consulting and fees and office expenses.

In 2019, finance costs decreased to $1.2 million from $2.1 million in 2018 as a result of a decrease in bank indebtedness, partially offset by interest on the bonds issued by Merkanti Holding plc.

In 2019, we recognized credit losses on loans and receivables and guarantees (net of recoveries) of $13.4 million, which included $6.1 million relating to a receivable due from former non-core subsidiaries in the energy business, $3.2 million relating to the consideration from the sale in 2017 of a subsidiary, which is no longer expected to be received, and $3.1 million on certain corporate guarantees, compared to $35.0 million in 2018. The credit losses primarily related to former non-core businesses unrelated to our Bank operations. Please also see Notes 15 and 26 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

In 2019, we recognized a net foreign currency transaction gain of $3.7 million, compared to $4.2 million in 2018, in our consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax expense (other than resource revenue taxes) of $0.5 million in 2019, compared to $56.1 million in 2018. The decrease in the income tax expense in 2019 was primarily the result of lower income before income taxes. Our income tax paid in cash, excluding resource revenue taxes, during 2019 was $0.1 million, compared to $2.0 million in 2018. We also recognized a resource revenue tax expense of $1.1 million in 2019, compared to a recovery of $0.5 million in 2018.

Overall, we recognized an income tax expense of $1.6 million (income tax expense of $0.5 million and resource revenue tax expense of $1.1 million) in 2019, compared to $55.6 million (income tax expense of $56.1 million and resource revenue tax recovery of $0.5 million) in 2018.

In 2019, our net loss attributable to shareholders was $18.6 million, or $1.48 per share on a basic and diluted basis, compared to net income attributable to shareholders of $112.3 million, or $8.96 per share on a basic and diluted basis, in 2018.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following is a breakdown of our revenue by segment for each of the years indicated:

	Years Ended December 31,
	2018(1)	2017(1)
Revenue:	(In thousands)
Iron Ore Royalty	$1,732	$8,868
Industrial Equity	131,614	259,682
Merkanti Holding	6,405	5,484
All Other	-	1
	$139,751	$274,035

Note:

(1) Comparative information restated to conform with current presentation. Please also see Note 6 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

In 2018, 85% of our revenue was from Europe, 11% were from the Americas and 4% were from Asia and other regions. In 2017, 78% of our revenue was from Europe, 15% were from the Americas and 7% were from Asia and other regions.

In 2018, our proportionate revenue by product was 88% from metals processing, 8% from hydrocarbons and 4% from other. In 2017, our proportionate revenue by product was 58% from metals processing, 10% from steel products, 23% from chemicals and alloys, 4% from hydrocarbons and 5% from other.

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

Revenue for our Iron Ore Royalty segment for 2018 decreased to $1.7 million from revenue of $8.9 million in 2017 primarily as a result of the temporary closure of the iron ore mine underlying our royalty interest.

Revenue for our Industrial Equity segment for 2018 decreased to $131.6 million from $259.7 million in 2017, primarily as a result of our decision to exit certain product lines and geographies.

Revenue for our Merkanti Holding segment for 2018 increased to $6.4 million from $5.5 million in 2017.

Revenue for our All Other segment was $nil in 2018 and $1,000 in 2017.

Costs of sales and services decreased to $95.2 million during 2018 from $228.4 million in 2017, primarily as a result of our decision to exit certain product lines and geographies and the net gain recognized in connection with our deconsolidation of certain merchant banking subsidiaries.

The following is a breakdown of our costs of sales and services for each of the years indicated:

	Years Ended December 31,
	2018	2017
	(In thousands)
		(Restated)(1)
Merchant banking products and services	$119,552	$223,049
Market value decrease (increase) on commodity inventories	109	(400)
Loss (gain) on derivative contracts, net	794	(1,934)
Loss on securities, net	-	619
(Gain) loss on dispositions of subsidiaries(2)	(25,099)	(1,087)
Gains on settlements and derecognition of liabilities	(9,502)	(3,779)
Changes in fair value of a loan payable measured at FVTPL	167	-
Other, including medical and real estate sectors	9,188	11,889
Total costs of sales and services	$95,209	$228,357

Notes:

(1)	See " – Restatement and Reclassification of Prior Periods" above.
(2)	Please see Note 19 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

We recognized a gain on dispositions of subsidiaries of $25.1 million in 2018, which consisted of the difference between the book value of such net assets (or net liabilities), the reclassification for exchange differences and the consideration received, compared to a gain of $1.1 million in 2017 on dispositions of subsidiaries.

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

In 2018, we recognized a non-cash gain of $188.2 million in connection with the reversal of prior impairments on our interest in an iron ore mine, not including the recognition of a deferred tax liability of $50.8 million recognized in connection with such reversal. After reviewing recent developments in respect of the underlying mine, including, among other things, the current operator's plans and activities, our management determined to reverse the previously recognized impairment loss in 2018. In 2017, we recognized a non-cash reversal of $8.9 million in connection with prior impairments on our remaining hydrocarbon properties and impairment on property, plant and equipment.

In 2018, certain of our subsidiaries entered into a court-approved settlement agreement related to proceedings respecting the insolvent estate of certain of our former hydrocarbon subsidiaries. As a result, in 2018, we incurred a non-cash charge of $5.6 million, being the carrying value of the assets contributed under the settlement.

In 2018, we recognized a net foreign currency transaction gain of $4.2 million, compared to a net foreign currency transaction loss of $12.3 million in 2017, in our consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax expense (other than resource revenue taxes) of $56.1 million in 2018, compared to $6.9 million in 2017. The increase in the income tax expense in 2018 was primarily the result of the deferred tax expenses relating to the reversal of the impairment charges on our interest in an iron ore mine and the deconsolidation of subsidiaries. Our income tax paid in cash, excluding resource revenue taxes, during 2018 was $2.0 million, compared to $1.7 million in 2017. We also recognized a resource revenue tax recovery of $0.5 million in 2018, compared to an expense of $1.8 million in 2017.

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

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	December 31,
	2019	2018
	(In thousands, except ratio amounts)
Total debt(1)	$35,418	$-
Less: cash and cash equivalents	(78,274)	(67,760)
Net debt	Not applicable	Not applicable
Shareholders' equity	353,612	386,376
Net debt-to-equity ratio	Not applicable	Not applicable

Note:

(1) Long-term debt includes bond payables and does not include: (a) a non-interest bearing loan payable of $4.8 million as at December 31, 2019 and $4.0 million as at December 31, 2018 which is measured at fair value through profit or loss and does not have a fixed repayment date. See "– Financial Position"; and (b) long-term lease liabilities of $0.8 million at December 31, 2019 ($nil as at December 31, 2018), recognized as a consequence of IFRS 16.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2019 and 2018. Our net debt-to-equity ratio as at December 31, 2019 and 2018 was not applicable as we had a net cash and cash equivalents balance.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	December 31,
	2019	2018
	(In thousands, except ratio amounts)
Long-term debt, less current portion(1)	$35,418	$-
Shareholders' equity	353,612	386,376
Long-term debt-to-equity ratio	0.10	Not applicable

Note:

(1)	See note in the table immediately above.

During 2019, our strategy, which remained unchanged from 2018, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels.

Cash Flows

Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position and long-term debt below for further information.

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

The following table presents a summary of cash flows for each of the periods indicated:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Cash flows used in operating activities	$(9,807)	$(7,191)	$(3,197)
Cash flows used in investing activities	(10,202)	(1,281)	(3,494)
Cash flows provided (used in) by financing activities	34,792	(857)	(42,720)
Exchange rate effect on cash and cash equivalents	(4,269)	2,219	3,605
Increase (decrease) in cash and cash equivalents	10,514	(7,110)	(45,806)

Cash Flows from Operating Activities

Operating activities used cash of $9.8 million in 2019, compared to $7.2 million in 2018. An increase in short-term securities used cash of $6.4 million in 2019, compared to $1.1 million in 2018. In 2019, an increase in receivables used cash of $0.5 million in 2019, compared to a decrease in receivables providing cash of $10.3 million in 2018. A decrease in inventories provided cash of $1.6 million in 2019, compared to an increase in inventories using cash of $1.4 million in 2018. A decrease in account payables and accrued expenses used cash of $0.2 million in 2019, compared to an increase in account payables and accrued expenses providing cash of $0.4 million in 2018. Assets held for sale provided cash of $0.4 million in 2019 compared to $nil in 2018. An increase in deposits, prepaid and other used cash of $0.5 million in 2019, compared to a decrease in deposits, prepaid and other providing cash of $70,000 in 2018. In 2019, a decrease in income tax liabilities used cash of $35,000 compared to $1.0 million in 2018.

Operating activities used cash of $7.2 million in 2018, compared to $3.2 million in 2017. In 2018, a decrease in receivables provided cash of $10.3 million in 2018, compared to $30.2 million in 2017. A decrease in short-term bank borrowings used cash of $1.6 million in 2018, compared to $34.5 million in 2017. An increase in inventories used cash of $1.4 million in 2018, compared to a decrease in inventories providing cash of $19.6 million in 2017. An increase in account payables and accrued expenses provided cash of $0.4 million in 2018, compared to a decrease in account payables and accrued expenses using cash of $26.5 million in 2017. Assets held for sale provided cash of $nil in 2018 compared to a decrease in assets held for sale providing cash of $12.6 million in 2017. A decrease in deposits, prepaid and other provided cash of $70,000 in 2018, compared to $8.4 million in 2017.

Cash Flows from Investing Activities

Investing activities used cash of $10.2 million in 2019, compared to $1.3 million in 2018. An increase in a loan receivable and the acquisition of an indemnification asset used cash of $0.8 million and $6.7 million, respectively in 2019, compared to $nil for 2018. In 2019, the dispositions of subsidiaries, net of cash and cash equivalents disposed of, used cash of $1.9 million, compared to $0.8 million in 2018. In 2019, purchases of property, plant and equipment, net of sales, used cash of $0.7 million, compared to $0.2 million in 2018.

Investing activities used cash of $1.3 million in 2018, compared to $3.5 million in 2017. The proceeds from sales of investment property provided cash of $1.0 million in 2018, compared to $nil for 2017. In 2018, the purchase of long-term securities used cash of $1.2 million, compared to $nil in 2017. In 2018, the dispositions of subsidiaries, net of cash and cash equivalents disposed of, used cash of $0.8 million, compared to $8.4 million in 2017. In 2018, purchases of property, plant and equipment, net of sales, used cash of $0.2 million, compared to net sales providing cash of $4.8 million in 2017.

Cash Flows from Financing Activities

Net cash provided by financing activities was $34.8 million in 2019, compared to using cash of $0.9 million in 2018. In 2019, the issuance of bond payables (net of commissions, fees and expenses relating to the issuance thereof) provided cash of $35.4 million compared to $nil in 2018. Reductions in lease liabilities used cash of $0.9 million in 2019 compared to $nil in 2018. An exercise of stock options provided cash of $0.2 million in 2019 compared to $nil in 2018.

Net cash used by financing activities was $0.9 million in 2018, compared to $42.7 million in 2017. In 2018, dividends and a return of capital paid to non-controlling interests used cash of $0.9 million, compared to $1.6 million in 2017. A net decrease in debt used cash of $nil in 2018, compared to $42.3 million in 2017.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	December 31,
	2019	2018
	(In thousands)
Cash and cash equivalents	$78,274	$67,760
Short-term securities	14,174	7,400
Securities – derivatives	-	209
Trade receivables	4,158	5,343
Tax receivables, current portion	188	104
Other receivables	8,104	8,675
Inventories	2,388	11,406
Restricted cash	85	281
Deposits, prepaid and other	1,124	828
Total current assets	108,495	102,006
Working capital	88,606	74,799
Total assets	503,349	506,913

Account payables and accrued expenses	19,161	26,315
Financial liabilities – derivatives	-	37
Income tax liabilities	728	855
Total current liabilities	19,889	27,207
Bond payables, long-term	35,418	-
Loan payable, long-term	4,769	3,981
Decommissioning obligations, long-term	15,018	13,641
Deferred income tax liabilities	65,307	66,421
Total liabilities	141,335	112,507
Shareholders' equity	353,612	386,376

We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use liquidity for our own proprietary trading and investing activities.

As at December 31, 2019, cash and cash equivalents increased to $78.3 million from $67.8 million as at December 31, 2018.

Trade receivables and other receivables were $4.2 million and $8.1 million, respectively, as at December 31, 2019, compared to $5.3 million and $8.7 million, respectively, as at December 31, 2018. Other receivables included a loan of $0.8 million and an indemnification asset of $6.4 million as at December 31, 2019 from a related party. See "Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions" for further information.

Inventories decreased to $2.4 million as at December 31, 2019, from $11.4 million as at December 31, 2018, primarily as a result of the disposition of metal product lines.

Deposits, prepaid and other assets were $1.1 million as at December 31, 2019, compared to $0.8 million as at December 31, 2018.

We had short-term securities of $14.2 million as at December 31, 2019, compared to $7.4 million as at December 31, 2018 as a result of additional securities in our bank subsidiary in the ordinary course of business.

Current tax receivables, consisting primarily of refundable value-added taxes, were $0.2 million as at December 31, 2019, compared to $0.1 million as at December 31, 2018.

Account payables and accrued expenses were $19.2 million as at December 31, 2019, compared to $26.3 million as at December 31, 2018. The decrease was primarily due to the disposition of metal product lines.

We had deferred income tax liabilities of $65.3 million as at December 31, 2019, compared to $66.4 million as at the end of 2018.

We had bond payables of $35.4 million as at December 31, 2019, compared to $nil as at December 31, 2018 as a result of the issuance of €25.0 million in principal amount of bonds at Merkanti Holding plc.

We had a non-interest bearing loan payable, which is measured at fair value through profit or loss, of $4.8 million as at December 31, 2019, compared to $4.0 million as at December 31, 2018. The loan does not have a fixed repayment date and the estimated fair value has been determined using a discount rate for similar investments. Please see Note 27 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

As at December 31, 2019, we had long-term decommissioning obligations of $15.0 million relating to our hydrocarbon properties, which will be funded through cash flows from such interests over their operating lives, compared to $13.6 million as at December 31, 2018.

Long-Term Debt

As at December 31, 2019, we had long-term bond payables of $35.4 million compared to $nil as at December 31 2018. In August 2019, Merkanti Holding plc completed a public issue of bonds with an aggregate nominal amount of €25.0 million. The bonds are redeemable in August 2026, with interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate at 4.41%) and secured by our investment property and real estate held for sale. To the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

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

Our presentation currency is the Canadian dollar. We translate subsidiaries' assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenue and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenue is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the RMB and the United States dollar.

In 2019, we reported a net $15.0 million currency translation adjustment loss under other comprehensive loss within equity. This compared to a net gain of $3.1 million in 2018. This currency translation adjustment did not affect our profit and loss statement. The loss in 2019 was primarily a result of the strengthening of the Canadian dollar against the Euro from 2018.

Contractual Obligations

The following table sets out our obligations and commitments including contractual obligations, bond payables and loan payable held at fair value as at December 31, 2019.

	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Lease liabilities	$413	$478	$421	$-	$1,312
Bond payables	1,458	2,916	2,916	39,374	46,664
Loan payable(3)	-	-	-	4,769	4,769
Total	$1,871	$3,394	$3,337	$44,143	$52,745

Notes:

(1) Includes principal and interest.

(2) This table does not include non-financial instrument liabilities and guarantees.

(3) Consists of a US dollar loan payable to a former subsidiary, which is interest free, does not have a fixed maturity date and is measured at fair value through profit or loss. The undiscounted contractual amount due to former subsidiary out of surplus cash of the applicable subsidiary note holder is $54.6 million (US$42.1 million). The payment amount disclosed here represents its fair value as at December 31, 2019. Inclusive of the undiscounted contractual amount due, total contractual obligations at December 31, 2019 are $54.6 million. The actual repayment may be materially different from the amount disclosed herein. See "– Financial Position" for further information.

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

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2 to our audited consolidated financial statements for the year ended December 31, 2019, for a discussion of the significant accounting policies.

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

Identification of Cash-generating Units

Our assets are aggregated into cash-generating units, referred to as "CGUs", for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs. Please see Notes 12 and 13 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of our non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for hydrocarbon commodities or refined products, a significant change in an asset's market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity's market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on our CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, marketing supply and demand, product margins and in the case of our interests in an iron ore mine, power plant and hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying value of goodwill and non-financial assets.

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

A discontinued operation is a component of an entity (which comprises operations and cash flows that can be clearly distinguished, operationally and, for financial reporting purposes, from the rest of the entity) that either has been disposed of or is classified as held for sale. While a component of the entity has distinguished financial data, judgments must be exercised on the presentation of inter-company transactions between components that are presented as discontinued operations and those that are presented as continuing operations. Furthermore, the allocation of income tax expense (recovery) also involves the exercise of judgments as the tax position of continuing operations may have an impact on the tax position of discontinued operations, or vice versa. Generally, management determines whether a component is a discontinued operation or not based on the contribution of the component to our net income (loss), net assets, or gross assets. Management does not view revenue as a major factor in determining whether a component is a discontinued operation or not because the revenue factor does not contribute any real economic benefits to us.

Purchase Price Allocations

There was a business combination in 2017. For every business combination, we measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. The determination of fair value required us to make assumptions, estimates and judgments regarding future events, including the profit forecast of the new subsidiary in the future. The allocation process is inherently subjective and impacts the amounts assigned to individual identifiable assets and liabilities, including the fair value of long-lived assets, the recognition and measurement of any unrecorded intangible assets and/or contingencies and the final determination of the amount of goodwill or bargain purchase. The inputs to the exercise of judgments include legal, contractual, business and economic factors. As a result, the purchase price allocation impacts our reported assets and liabilities and future net earnings due to the impact on future depreciation, depletion and amortization and impairment tests.

Credit Losses and Impairment of Receivables

On January 1, 2018, we adopted IFRS 9, Financial Instruments, referred to as "IFRS 9". As a result, we apply credit risk assessment and valuation methods to our trade and other receivables under IFRS 9 which establishes a single forward-looking expected loss impairment model to replace the incurred impairment model under IAS 39, Financial Instruments: Recognition and Measurement.

We measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on the financial instrument has increased significantly since initial recognition. The objective of the impairment requirements is to recognize lifetime expected credit losses for all financial instruments for which there have been significant increases in credit risk since initial recognition – whether assessed on an individual or collective basis – considering all reasonable and supportable information, including that which is forward-looking.

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

Interests in Resource Properties and Reserve Estimates

We had interests in resource properties mainly comprised of an interest in an iron ore mine, and to a lesser extent, hydrocarbon properties, with an aggregate carrying amount of $270.1 million as at December 31, 2019.

Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of our interests in resource properties and/or related property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from our hydrocarbon interests are independently evaluated by reserve engineers at least annually. In 2019, we did not recognize any impairment in respect of our interests in resource properties.

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

Included in interests in resource properties as at December 31, 2019, were exploration and evaluation assets with an aggregate carrying amount of $17.0 million. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

Please see Note 13 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

Impairment of Other Non-Financial Assets

We had property, plant and equipment aggregating $55.4 million as at December 31, 2019, consisting mainly of a power plant and a natural gas processing facility. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company's CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of our property, plant and equipment. Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

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

We recognized deferred income tax assets of $14.3 million as at December 31, 2019. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

We provide for future income tax liabilities in respect of uncertain tax positions where additional income tax may become payable in future periods and such provisions are based on our management's assessment of exposure. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional income tax liabilities.

Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 24 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

New Standards and Interpretations Not Yet Adopted

In October 2018, IASB issued amendments to its definition of material to make it easier for companies to make materiality judgements. The updated definition amends IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of material and how it should be applied and ensure that the definition of material is consistent across all IFRS standards. The changes are effective from January 1, 2020, although earlier application is permitted. Our management is assessing its impacts on our financial statement presentation.

In October 2018, the IASB amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application is permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the current standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the current standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity's results of operations that would differ from the effect of goodwill having been recognized). Management is currently assessing the impacts and transition provisions of the amended standard and will apply the standard prospectively from January 1, 2020.

Trend Information

For a discussion of trends relating to revenue derived from our royalty interest, please see "Item 4: Information on the Company – B. Business Overview – Business Segments – Iron Ore Royalty".

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, applies to forward-looking information provided under "Off-Balance Sheet Arrangements" and "Liquidity and Capital Resources – Contractual Obligations".

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We have no arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any of our directors or officers was selected as a director or officer. Each director holds office until the next annual general meeting of our shareholders or until his or her successor is elected or appointed unless such office is earlier vacated in accordance with our memorandum and articles of association, referred to as the "Articles", or with the provisions of the Cayman Act. The following table sets forth the names of each of our directors and executive officers as at the date hereof:

Name (Age)	Present Position	Date of Commencement of Office with our Company
Michael J. Smith (72)	Chairman, President, Chief Executive Officer and Director	2017
Samuel Morrow (35)(1)	Deputy Chief Executive Officer and Chief Financial Officer	2017
Dr. Shuming Zhao (68)(2)(3)(4)	Director	2017
Indrajit Chatterjee (74)(3)(4)	Director	2017
Silke S. Stenger (52)(2)(3)(4)	Director	2017
Friedrich Hondl (59)(1)(2)	Director	2017
Jochen Dümler (65)(1)(2)(3)	Director	2017

Notes:

(1) Member of the Risk Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Member of the Nominating and Corporate Governance Committee.

Michael J. Smith – Chairman, President and Chief Executive Officer

Mr. Smith is the President and Chief Executive Officer of the Company and has held such positions since June 2017. Mr. Smith has served as a director and in executive positions of various publicly traded and private companies. Mr. Smith has experience in corporate finance and restructuring.

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

Dr. Shuming Zhao – Director

Dr. Zhao is a Senior Distinguished Professor and Honorary Dean of the School of Business at Nanjing University, the People's Republic of China. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of the Chinese Academy of Management, President for Jiangsu Provincial Association of Human Resource Management, and Vice President of Jiangsu Provincial Association of Professional Managers. Since 1994, Dr. Zhao has acted as management consultant for several Chinese and international firms. Dr. Zhao is also a director of Daqo New Energy Corp. (China) and JSTI Group (China) Ltd. Dr. Zhao has successfully organized and held nine international symposia on multinational business management. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business, University of Southern California, USA, the College of Business, University of Missouri-St. Louis, USA, Drucker Graduate School of Management, Claremont Graduate University, USA and Honorary Professor of SolBridge International School of Business, South Korea. Dr. Zhao has lectured in countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal and Australia.

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

Silke S. Stenger – Director

Ms. Stenger is an independent business consultant and business coach, with experience in the automotive, plant engineering and cement, franchising and consulting industries. She was formerly the vice chairperson of KHD Humboldt Wedag International AG. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Limited and Head of Investor Relations and authorized representative (Prokurist) with Koidl & Cie Holding AG. She holds a Masters of Science in Industrial and Communications Psychology from FHWien University of Applied Sciences of WKW in Vienna, Austria and is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and Sarbanes-Oxley Act of 2002 compliance. Furthermore, she is a business coach by training.

Friedrich Hondl – Director

Mr. Hondl has over 30 years of management experience in the European banking industry and has held several management positions with international banks, including Erste Group Bank, UniCredit and Deutsche Bank, where he was responsible for the international relationship business. Since 2018, he has been the Managing Partner of AMM Prime Management GmbH. From 2013 to 2015, he was the head of Erste Group Bank AG's Large Corporate International Division and from 2009 to 2012 he was the head of International Corporate Relationship Management of UniCredit Bank Austria AG. He also served as chairman of the supervisory board of Intermarket Bank AG from 2014 to 2015 and from 2010 to 2012 was a member of the supervisory board of Oesterreichische Kontrollbank AG (OeKB). OeKB acts as Austria's Export Credit Agency (ECA) on behalf of the Austrian government and specifically the Federal Ministry of Finance. It is a public and a private export insurer and financial institution. Within this group is the Austrian development bank. As an ECA, OeKB supports corporations financially in their export businesses and protects the business activities of Austrian companies abroad by means of export guarantees, investment guarantees and loan guarantees. Mr. Hondl has also served as a board member of a private foundation since 2007.

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

B. Compensation

During the fiscal year ended December 31, 2019, we paid an aggregate of approximately $1.3 million in cash compensation to our directors and officers, excluding directors' fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2019 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2019 to our executive officers:

					Non-equity incentive compensation plan compensation ($)(1)
Name and Principal Position	Salary ($)		Share -based awards ($)	Option- based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Michael J. Smith Chairman, President and Chief Executive Officer	556,352	(4)	–	–	–	–	–	310,259	(2)	866,611
Samuel Morrow Chief Financial Officer and Deputy Chief Executive Officer	484,319		–	–	–	–	–	100,279	(3)	584,598

Notes:

(1) All awards under the Company's non-equity incentive compensation plans are paid during the financial year they were earned.

(2) Consists of housing allowances and expenses.

(3) Consists of medical and other customary perquisites.

(4) Consists of net pay.

For the purposes of the above table, compensation amounts were translated to Canadian dollars at the applicable exchange rate at the date of the transaction or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rates as at the date of the transactions.

Directors' Compensation

The following table provides a summary of compensation paid by us to, or earned by, the directors of our company during the fiscal year ended December 31, 2019:

Director Compensation Table

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael J. Smith(1)	-	-	-	-	-	-	-
Dr. Shuming Zhao	93,574	-	-	-	-	-	93,574
Indrajit Chatterjee	90,373	-	-	-	-	-	90,373
Silke S. Stenger	161,033	-	-	-	-	-	161,033
Friedrich Hondl	79,587	-	-	-	-	-	79,587
Jochen Dümler	106,116	-	-	-	-	-	106,116

Note:

(1) Compensation provided to Mr. Smith, in his capacity as Chairman, President and Chief Executive Officer is disclosed in the table above under the heading "Executive Officers".

A total of $0.5 million (excluding non-cash option-based awards) was paid to our directors for services rendered as directors (including as directors of our subsidiaries), or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid an annual fee of US$25,000 and US$2,500 for each director's meeting attended as well as additional fees, as applicable, for their respective participation on our committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.

Pension Plan Benefits

As of December 31, 2019, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.

C. Board Practices

Board of Directors

Our Articles provide that the number of directors shall be the greater of three and the number most recently established by the directors. Our directors have currently fixed the size of our board at six directors.

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

Committees of the Board of Directors

Our board of directors has established an Audit Committee. Our Audit Committee currently consists of Silke S. Stenger, Dr. Shuming Zhao, Friedrich Hondl and Jochen Dümler. The Audit Committee operates pursuant to a charter adopted by our board of directors on July 12, 2017, a copy of which is available online at our website at www.scullyroyalty.com. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; (iii) the independence, qualifications and performance of our independent auditors; and (iv) the performance and structure of our internal audit function. The Audit Committee also reviews and approves our hiring policies, establishes our procedures for dealing with complaints, oversees our financial reporting processes and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, risk assessment and risk management, accounting principles and auditing procedures being applied.

Our board of directors has established a Compensation Committee. Our Compensation Committee currently consists of Indrajit Chatterjee, Silke S. Stenger, Dr. Shuming Zhao and Jochen Dümler. Our Compensation Committee operates pursuant to a charter adopted by our board of directors on July 12, 2017, a copy of which is available online at our website at www.scullyroyalty.com. The Compensation Committee is appointed and generally acts on behalf of the board of directors. The Compensation Committee is responsible for reviewing our board compensation practices and our selection, retention and remuneration arrangements for our executive officers and employees and reviewing and approving our Chief Executive Officer's compensation in light of our corporate goals and objectives. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation Committee also administers and implements all of our incentive compensation plans and equity-based compensation plans. The Compensation Committee also recommends changes or additions to those plans, monitors our succession planning processes and reports to our board of directors on other compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

Our board of directors has established a Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee currently consists of Indrajit Chatterjee, Silke S. Stenger and Dr. Shuming Zhao. Our Nominating and Corporate Governance Committee operates pursuant to a charter adopted by our board of directors on July 12, 2017, a copy of which is available online at our website at www.scullyroyalty.com. The primary function of the Nominating and Corporate Governance Committee is to assist our board of directors in developing our Corporate Governance Guidelines and monitor the board and management's performance against the defined approach. The Nominating and Corporate Governance Committee is also responsible for evaluating the board and board committees' structure and size and the independence of existing and prospective directors, identifying and reporting on candidates to be nominated to our board of directors, reporting on the board's annual performance and overseeing our process for providing information to the board.

Our board of directors has established a Risk Committee. Our Risk Committee currently consists of Jochen Dümler, Friedrich Hondl and Samuel Morrow. The Risk Committee reviews and reports to our board of directors respecting our business risks and risk mitigation strategies.

D. Employees

At December 31, 2019, 2018 and 2017, we employed approximately 80, 216 and 230, respectively. The decrease in 2019 was as a result of the disposition of metal product lines.

E. Share Ownership

There were 12,554,801 Common Shares, 426,000 stock options and no share purchase warrants issued and outstanding as of May 8, 2020. Of the Common Shares and stock options issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2019, beneficially owned the following Common Shares and held the following stock options:

Name and principal position	Common Shares beneficially owned (#)	Percentage of total Common Shares outstanding (%)		Stock options held (#)
Michael J. Smith Chairman, President and Chief Executive Officer and Director	109,067	0.9%		12,500	(1)
Dr. Shuming Zhao Director	-	-		12,000	(1)
Indrajit Chatterjee Director	-	-		12,000	(1)
Silke S. Stenger Director	-	-		12,000	(1)
Friedrich Hondl Director	-	-		12,000	(1)
Jochen Dümler Director	-	-		12,000	(1)
Samuel Morrow Deputy Chief Executive Officer and Chief Financial Officer	8,478	-	*	60,000	(1)

Notes:

(1) The options are exercisable at a price of US$8.76 per Common Share and expire on December 1, 2027.

* Less than 0.1%.

2017 Equity Incentive Plan

The 2017 Equity Incentive Plan, referred to as the "Incentive Plan", was adopted by the Company on July 14, 2017.

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

The maximum number of Common Shares which may be issued as incentive stock options (being stock options intended to meet the requirements of an "incentive stock option" under the U.S. Internal Revenue Code) under the Incentive Plan is limited to 400,000. Further, the maximum number of Common Shares that may be granted to any one participant in the Incentive Plan, who is a Covered Employee (as defined in the Incentive Plan) during the fiscal year where such participant's employment commences, shall be 80,000 and 70,000 for all other fiscal years.

In addition, the aggregate fair value of Awards (as defined in the Incentive Plan) granted to any one non-employee director cannot exceed $100,000 in any one year, and the aggregate number of securities issuable to all non-employee directors cannot exceed 1% of the Company's issued and outstanding Common Shares.

As at December 31, 2019 and the date hereof, 426,000 awards were outstanding under the Incentive Plan and 129,403 awards were available for future awards under the Incentive Plan.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

There were 12,554,801 Common Shares issued and outstanding as of May 8, 2020. The following table sets forth, as of the date hereof, persons known to us to be the beneficial owner of more than five percent (5%) of our Common Shares:

Name	Amount Owned	Percent of Class(1)
IAT Reinsurance Company Ltd., group(2)	4,372,480	34.9%
Lloyd Miller, III(3)	1,862,523	14.8%
Nantahala Capital Management, LLC(4)	753,885	6.0%

Notes:

(1) Based on 12,554,801 Common Shares issued and outstanding on May 8, 2020.

(2) As disclosed in a Schedule 13D/A filed by IAT Reinsurance Company Ltd., referred to as "IAT" and Peter Kellogg, collectively, referred to as, the "IAT Group", the IAT Group may be deemed to beneficially own an aggregate of 4,372,480 Common Shares, which includes 2,681,000 Common Shares, representing approximately 21.4% of the issued and outstanding Common Shares, owned by IAT, over which Mr. Kellogg has sole dispositive and voting power over. In such filing, Mr. Kellogg disclaims beneficial ownership of all of the shares, or approximately 21.4% of the issued and outstanding Common Shares, owned by IAT. Included in this figure are 240,000 Common Shares held by Cynthia Kellogg, Mr. Kellogg's wife, which Mr. Kellogg disclaims beneficial ownership of in his public filings.

(3) As disclosed in a Schedule 13G dated January 23, 2018, Neil Subin succeeded to the position of President and Manager of Milfam, LLC which serves as manager, general partner or investment advisor of a number of entities formerly managed by the late Lloyd Miller, III. He also serves as trustee of a number of Miller family trusts, controls such shares through a number of trusts and wholly-owned corporations. Based on a Schedule 13 G/A filed on February 13, 2019, in which Mr. Subin discloses that he exercises sole dispositive and voting control over 1,740,429 of such shares and shared dispositive and voting control over 122,094 of such shares and discloses that such ownership does not include Common Shares owned by Alimco Financial Corporation. Mr. Subin also disclosed in the filing that certain entities held by or for the benefit of the family of Mr. Miller hold approximately 85% of the outstanding shares of common stock of Alimco Financial Corporation and both Mr. Subin and Alimco Financial Corporation disclaim beneficial ownership of the securities reported by the other reporting person. On February 11, 2019, Alimco filed a Schedule 13G disclosing beneficial ownership of, and sole dispositive power over, 170,802 Common Shares.

(4) Based on Schedule 13G/A filed on February 14, 2020 jointly with Nantahala Capital Management, LLC, Wilmot B. Harkey and Daniel Mack.

As of May 8, 2020, there were 12,554,801 Common Shares issued and outstanding held by 173 registered shareholders. Of those Common Shares issued and outstanding, 12,549,700 Common Shares were registered in the United States (163 registered shareholders).

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

The IAT Group is considered to control our company as a result of, among other things, its proportionate ownership of our Common Shares.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

In the normal course of operations, we enter into transactions with related parties, as such term is defined under IFRS. These related party transactions are conducted in arm's-length transactions at normal market prices and on normal commercial terms. In addition to any transactions disclosed elsewhere herein, we had the following transactions with related parties:

Years ended December 31:	2019	2018	2017
	(In thousands)
Fee income	$10	$-	$-
Interest income	31	-	-
Dividends received	-	168	-
Credit losses on corporate guarantees	(3,134)	-	-
Royalty expenses	(210)	-	-
ECL allowance under IFRS 9	(16)	-	-
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(811)	-	-

We have, from time to time, entered into arrangements with a company owned by our Chairman to assist us to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for our ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by our Chairman or the company controlled by him. Pursuant to this arrangement, at the end of 2019, we held: (i) an indemnification asset of $6.4 million relating to a secured indemnity provided by such company to our subsidiary to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of the our subsidiaries and another subsidiary that was put into dissolution by us in 2019; and (ii) a loan to such company of $0.8 million, bearing interest at 6.3%, which was made by the Bank in 2019 in order to facilitate the acquisition of securities for our benefit.

In addition, pursuant to this arrangement, in 2019: (i) we reimbursed such company $0.8 million (as set forth in the table above) at cost for expenses primarily consisting of employee benefits and lease and office expenses; and (ii) sold a non-core metals processing business to a company controlled by our Chairman for nominal consideration, which represented the arm's length transaction price. This metals processing business operated out of a leased property with leased equipment. Over the past fifteen years, the landlord of the land and equipment refused to incur any capital expenditures or to make any necessary improvement to the facility. Without these necessary capital upgrades and improvements, the subsidiary's maintenance costs increased and productivity decreased such that it could no longer operated on a profitable or sustainable basis. After reporting a net loss in 2018, it continued to report losses in 2019, which resulted in the subsidiary having negative net equity on a consolidated basis. As a result, the transaction did not result in the transfer of any net economic benefit to the company controlled by our Chairman and the sale for nominal consideration resulted in our recognition of a non-cash accounting gain of $0.9 million in 2019. Subsequent to the sale, this former subsidiary entered into an insolvency administration process in Germany. We recognized credit losses of $3.1 million on corporate guarantees issued to certain trading partners of this former subsidiary prior to its disposition.

As set forth in the table above, we had royalty expenses of $0.2 million in 2019 that were paid to a company in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine.

During 2019, our Chairman was a subscriber in the issuance of public bonds by Merkanti Holding plc in the amount of €0.3 million ($0.5 million), being approximately 1.25% of each of the total offering and the outstanding bonds as at December 31, 2019.

Please see Note 26 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8:  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements have been prepared in compliance with IFRS. Please see "Item 18: Financial Statements".

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

One of our subsidiaries is disputing certain assessments by the relevant tax authorities related to expatriate staff payroll tax, and has appealed these matters locally. Management believes that it is more likely than not that it will be successful in this appeal, however the timing is unknown. The total amount of the assessments is $3.0 million of which $0.9 million has been paid in dispute. The amount that has been paid has been written off due to management's expectations of probability of recovery.

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the group in the amount of approximately $63.9 million (€43.8 million). We believe that such claim is without merit and intends to vigorously defend such claim. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on our financial condition or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to the outcome.

Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current evaluations are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 24 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

Dividend Distributions

We did not declare or pay any cash dividends to our shareholders in 2019. The Company does not currently have a policy on dividend distributions and the timing, payment and amount of any dividends paid on our Common Shares may be determined by our board of directors from time to time, based upon considerations such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our board of directors considers relevant.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9:  THE OFFER AND LISTING

A. Offer and Listing Details

Our Common Shares are quoted on the New York Stock Exchange, referred to as the "NYSE", currently under the symbol "SRL".

The transfer of our Common Shares is managed by our transfer agent, Computershare, 480 Washington Boulevard, Jersey City, NJ 07310 (Tel: 201-680-5258; Fax: 201-680-4604).

B. Plan of Distribution

Not applicable.

C. Markets

See "– A. Offer and Listing Details".

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

Board of Directors

Please see "Item 6: Directors, Senior Management and Employees – C. Board Practices".

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Holders of our Common Shares may, among other things, divide or consolidate their shares by ordinary resolution. In general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to our company. Various extraordinary corporate transactions including any merger, amalgamation, continuance to another jurisdiction, voluntary winding-up by the court, amendment to the Articles, change of company name or removal of a director must be approved by the shareholders by way of a special resolution. A special resolution is a resolution passed by a majority of not less than two-thirds of such shareholders who, being entitled to do so, vote in person or by proxy at a general meeting of the Company, or approved in writing by all of the shareholders entitled to vote at a general meeting of the Company. Under the Cayman Act, there is no specific requirement to obtain shareholder approval in connection with the sale, lease or exchange of all, or substantially all, of a corporation's property.

General Meetings of Shareholders and Shareholder Proposals. Our Articles provide that we may hold an annual general meeting in each year and shall specify the meeting as such with notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. Our directors may convene a meeting of our shareholders with at least 10 days' prior notice.

Cayman Islands exempted companies are not required by the Cayman Act to call annual general meetings of shareholders. Our Articles provide that so long as the Company's shares are listed on the NYSE, we shall hold annual general meetings as required under the applicable rules and regulations of the NYSE.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our Articles allow shareholders representing in aggregate 20% or more of the voting rights in respect of the matter for which the meeting is requisitioned, to be held within four months of receipt of the requisition. As an exempted Cayman Islands company, we are not obliged under the Cayman Act to call shareholders' annual general meetings. Under our Articles, directors may be removed by special resolution of our shareholders.

Directors' Power to Issue Shares. Our Articles authorize our board of directors to issue additional Common Shares from time to time as our board shall determine, to the extent of available authorized but unissued shares. Our board of directors may also issue preference shares from time to time in one or more classes or series, each of such class or series to have such voting powers (full or limited or without voting powers) designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed, or in any resolution providing for the issue of such class or series adopted by our board.

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

D. Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands. Under Cayman Islands law, there are no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares. Please see "E. Taxation – Cayman Islands Taxation" for further information.

The Bank is subject to regulations and restrictions imposed in Europe and Malta. In addition, a portion of our cash and cash equivalents are held in the PRC in RMB. Please see "Item 4: Information on the Company – B. Business Overview – Regulation" for further information.

The government of the PRC imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of the PRC. Please see "Item 3: Key Information – D. Risk Factors – Risk Factors Relating to Our Business" for further information.

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

The following discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the "Code", Treasury Regulations published by the Internal Revenue Service, referred to as the "IRS", rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with the statements and conclusions herein, or will not take, or that a court will not adopt, a position contrary to any position taken herein.

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

U.S. Holders

As used in this section, a "U.S. Holder" includes: (i) a holder of our Common Shares who is a citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or any entity which is taxable as a United States corporation for United States tax purposes; (iii) an estate, the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Distributions

The gross amount of a distribution paid to a U.S. Holder (including amounts withheld in respect of Canadian taxes) in respect of the Common Shares will be subject to United States federal income taxation as ordinary income to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Distributions that are taxable dividends and that meet certain requirements will be "qualified dividend income" and will generally be taxed to U.S. Holders who are individuals at a maximum United States federal income tax rate of 20% (subject to the "Passive Foreign Investment Company" rules discussed below). Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the Common Shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Sale or Other Disposition of Common Shares

Subject to the "Passive Foreign Investment Company" rules discussed below, in general, upon a sale, exchange or other disposition of Common Shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder's adjusted tax basis in such shares. Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder's holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

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

Passive Foreign Investment Company

We do not believe that we are currently a passive foreign investment company, referred to as a "PFIC". However, since PFIC status depends upon the composition of a corporation's income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the shares, even if we ceased to meet the threshold requirements for PFIC status, and certain adverse United States federal income tax consequences would apply to the U.S. Holder.

A non-U.S. corporation will be a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of "passive income", or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, "passive income". For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, royalties, and gains from transactions in commodities. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

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

If a U.S. Holder owns shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder's federal income tax return for that year.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our Common Shares.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" (or undistributed "net investment income" in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its dividend income and its net gains from the disposition of securities, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Medicare tax.

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

H. Documents on Display

Documents and agreements concerning our company may be inspected at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China.

We file reports and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public over the Internet at such website at http://www.sec.gov.

I. Subsidiary Information

For a list of our significant wholly-owned direct and indirect subsidiaries and significant non-wholly-owned subsidiaries, please see "Item 4: Information on the Company — C. Organizational Structure".

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

Please refer to Note 27 of our audited consolidated financial statements for the year ended December 31, 2019, for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2019.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2019. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective because of a material weakness in our internal control over financial reporting, described under "- Report of Management on Internal Control over Financial Reporting". Notwithstanding the identified material weakness, management believes, based on a number of factors, including, but not limited to; (a) our internal review that identified an accounting error related to the accounting for the reclassification to profit or loss of the amounts recognized in other comprehensive income in relation to foreign exchange differences, leading to the adjustment of our previously issued financial statements, and (b) commencement of certain remediation actions, as discussed further below, the consolidated financial statements, as included in this Annual Report on Form 20-F, fairly represent in all material respects our financial condition, results of operations and cash flows as of and for the periods presented.

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework (2013), our management concluded that, as of December 31, 2019,  our internal control over financial reporting was not effective because of the identification of a material weakness as discussed below.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2019, our management and independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The material weakness related to (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of IFRS 10, Consolidated Financial Statements, referred to as "IFRS 10", regarding the disposition or loss of control of a subsidiary and the accounting for the reclassification to profit or loss of the amounts recognized in other comprehensive income in relation to foreign exchange differences on the subsidiary, and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively to identify this application. As a result, adjustments were required to our consolidated financial statements during the course of the audit, including a restatement of our consolidated financial statements for the year ended December 31, 2017, as disclosed in Note 2 thereto.

The above restatement related to the reclassifications of net gain (loss) on dispositions of subsidiaries between gain on dispositions of subsidiaries, net (included in cost of sales and services) and exchange differences on foreign currency transaction in the consolidated statements of operations and cash flow statement. Our management, in consultation with its external accounting advisors, has previously accounted for the associated foreign exchange gains and losses held in accumulated other comprehensive income and recycled on disposition into the line item "exchange differences of foreign currency transaction, net" in our consolidated statements of operations and consolidated statements of cash flows. As part of its review of its audited consolidated financial statements for 2019 and after discussion with its independent registered public accounting firm and reviewing a Staff Paper issued by the IFRS Interpretations Committee in respect of "Sale of a single asset entity containing real estate" (IFRS 10) management concluded on the requirement to recognize such amounts instead in gain on dispositions of subsidiaries, net (included in "costs of sales and services") in our consolidated statements of operations and consolidated statements of cash flows. The restatement in 2017 did not impact our overall costs and expenses or total cash flow from operating activities nor did it impact our net (loss) income or financial position.

As a result of the material weakness identified above, management concluded that, as of December 31, 2019, our internal control over financial reporting was not effective. Since identifying such material weakness, our management has engaged in the implementation of remedial efforts to address same and implemented the following remediation plans, among others, by enhancing the training in the application of IFRS 10 for personnel (including its external accounting advisors) and management involved in the supervision and monitoring of our accounting and reporting functions. As a result of such remediation efforts, our management has determined that the above material weakness has been remediated as of the date hereof.

Changes in Internal Control over Financial Reporting

Other than our remediation efforts subsequent to December 31, 2019 that are described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16:  [RESERVED]

ITEM 16A:  AUDIT COMMITTEE FINANCIAL EXPERT

Silke Stenger was appointed Chair of our Audit Committee with effect from July 14, 2017. Our board of directors had determined that Ms. Stenger qualified as an "audit committee financial expert" and was "independent", as such terms are used in Section 303A.02 of the NYSE Listed Company Manual.

ITEM 16B:  CODE OF ETHICS

Code of Ethics and Code of Conduct

Our board of directors encourages and promotes a culture of ethical business conduct through the adoption and monitoring of our codes of ethics and conduct, the insider trading policy and such other policies as may be adopted from time to time.

Our board of directors adopted a written Code of Business Conduct and Ethics and Insider Trading Policy on July 12, 2017, referred to as the "Code of Ethics". Since such adoption, our board of directors has conducted an assessment of its performance, including the extent to which the board and each director comply therewith. It is intended that such assessment will be conducted annually.

A copy of our Code of Ethics is available online at our website at www.scullyroyalty.com. A copy of the Code of Ethics is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

We will provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China.

ITEM 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2019 by BDO LLP were $988,765 (before goods and services tax). The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2018 by BDO LLP were $201,105 (before goods and services tax) and by MSR Partners LLP (formerly, Moore Stephens LLP), referred to as "Moore Stephens LLP", were $565,895.

Audit-Related Fees

During the years ended December 31, 2019 and 2018, $nil and $nil were billed, respectively, by BDO LLP and Moore Stephens LLP for services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category "Audit Fees" above.

Tax Fees

During the fiscal year ended December 31, 2019, no fees were billed by BDO LLP for tax, compliance, tax advice and tax planning. During the fiscal year ended December 31, 2018, no fees were billed by BDO LLP and Moore Stephens LLP for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended December 31, 2019, $nil fees were billed by BDO LLP for services not related to audit or tax. During the fiscal year ended December 31, 2018, no fees were billed by BDO LLP for services not related to audit or tax.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee pre-approves all services provided by our independent auditors. All of the services and fees described under the categories of "Audit-Related Fees", "Tax Fees" and "All Other Fees" were reviewed and approved by the Audit Committee before the respective services were rendered and none of such services were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D:  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2019, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our Common Shares.

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

Our current stock option has been approved by our shareholders. However, our plans do not specifically require shareholder approval of material revisions.

ITEM 16H:  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17:  FINANCIAL STATEMENTS

Not applicable. Please see "Item 18: Financial Statements".

ITEM 18:  FINANCIAL STATEMENTS

The following attached audit reports and financial statements are incorporated herein:

1.	Reports of Independent Registered Public Accounting Firm	51
2.	Consolidated statements of financial position as of December 31, 2019 and 2018	53
3.	Consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017	54
4.	Consolidated statements of comprehensive loss for the years ended December 31, 2019, 2018 and 2017	55
5.	Consolidated statements of changes in equity for the years ended December 31, 2019, 2018 and 2017	56
6.	Consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017	58
7.	Notes to consolidated financial statements	59

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Scully Royalty Ltd.

Hong Kong, China

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Scully Royalty Ltd. (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments described in Note 2 that were applied to restate the 2017 consolidated financial statements to correct an error. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 consolidated financial statements taken as a whole.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, effective on January 1, 2019, the Company changed its method of accounting for leases due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company's auditor since 2019.

London, United Kingdom

May 11, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of MFC Bancorp Ltd

Opinion on the financial statements

We have audited before the effects of the adjustments for the correction of the error described in Note 2, the accompanying consolidated statements of operations, comprehensive (loss)/income, changes in equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements") of MFC Bancorp Ltd and its subsidiaries (collectively the "Company"). The 2017 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein. In our opinion, except for the error described in Note 2, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments for the correction of the error described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by BDO LLP.

Basis for opinion

The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Moore Stephens LLP

Moore Stephens LLP

Chartered Accountants

We have served as the Company's auditor since 2017

150 Aldersgate Street

London

EC1A 4AB

United Kingdom

April 10, 2018

SCULLY ROYALTY LTD.

(FORMERLY MFC BANCORP LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Canadian Dollars in Thousands)

ASSETS	Notes	December 31, 2019	December 31, 2018
Current Assets
Cash and cash equivalents		$78,274	$67,760
Securities	7	14,174	7,400
Securities – derivatives		-	209
Trade receivables	8	4,158	5,343
Tax receivables		188	104
Other receivables	9	8,104	8,675
Inventories	10	2,388	11,406
Restricted cash		85	281
Deposits, prepaid and other		1,124	828
Total current assets		108,495	102,006
Non-current Assets
Securities	7	3,809	4,702
Real estate held for sale		13,040	13,830
Investment property	11	38,205	37,804
Property, plant and equipment	12	55,413	58,325
Interests in resource properties	13	270,070	273,250
Tax receivables		-	488
Deferred income tax assets	14	14,295	15,735
Other		22	773
Total non-current assets		394,854	404,907
		$503,349	$506,913
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	15	$19,161	$26,315
Financial liabilities – derivatives		-	37
Income tax liabilities		728	855
Total current liabilities		19,889	27,207
Long-term Liabilities
Bond payables	16,25	35,418	-
Loan payable	27	4,769	3,981
Decommissioning obligations	17	15,018	13,641
Deferred income tax liabilities	14	65,307	66,421
Other		934	1,257
Total long-term liabilities		121,446	85,300
Total liabilities		141,335	112,507
Equity
Capital stock, fully paid	18	16	16
Additional paid-in capital		312,471	312,132
Treasury stock	18	(2,643)	(2,643)
Contributed surplus		16,627	16,735
Retained earnings		1,009	19,333
Accumulated other comprehensive income		26,132	40,803
Shareholders' equity		353,612	386,376
Non-controlling interests		8,402	8,030
Total equity		362,014	394,406
		$503,349	$506,913

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

(FORMERLY MFC BANCORP LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019, 2018 and 2017

(Canadian Dollars in Thousands, Except Share and per Share Amounts)

	Notes	2019	2018	2017
				(Restated)
Revenue	19	$113,267	$139,751	$274,035

Costs and expenses:
Costs of sales and services	19	96,561	95,209	228,357
Selling, general and administrative	19	22,573	26,365	45,472
Share-based compensation – selling, general and administrative	20	-	69	2,876
Loss on settlement	19	-	5,600	-
Finance costs		1,243	2,125	8,415
Credit losses	19	13,398	34,985	23,923
Reversal of impairment of hydrocarbon, resource properties and property, plant and equipment, net	13	-	(188,203)	(8,945)
Exchange differences on foreign currency transactions, net (gain) loss		(3,724)	(4,228)	12,344
		130,051	(28,078)	312,442

(Loss) income before income taxes		(16,784)	167,829	(38,407)
Income tax (expense) recovery:
Income taxes	21	(482)	(56,105)	(6,885)
Resource property revenue taxes	21	(1,137)	487	(1,773)
		(1,619)	(55,618)	(8,658)
Net (loss) income for the year		(18,403)	112,211	(47,065)
Net (income) loss attributable to non-controlling interests		(150)	65	(790)
Net (loss) income attributable to owners of the parent company		$(18,553)	$112,276	$(47,855)

(Loss) earnings per share:
Basic	22	$(1.48)	$8.96	$(3.81)
Diluted	22	$(1.48)	$8.96	$(3.81)

Weighted average number of common shares outstanding
– Basic		12,543,271	12,534,801	12,544,141
– Diluted		12,543,271	12,534,801	12,544,141

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.
(FORMERLY MFC BANCORP LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

For the Years Ended December 31, 2019, 2018 and 2017

(Canadian Dollars in Thousands)

	2019	2018	2017
Net (loss) income for the year	$(18,403)	$112,211	$(47,065)
Other comprehensive (loss) income, net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	(13,197)	2,440	7,002
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated (see Note 19)	(1,758)	672	(11,306)
Net exchange difference	(14,955)	3,112	(4,304)

Fair value gain on available-for-sale securities	-	-	542
Reclassification of fair value gain on available-for-sale
securities to statements of operations for securities disposed of or impaired	-	-	(52)
Net fair value gain on available-for-sale securities	-	-	490

Fair value loss on securities at fair value through other comprehensive income	(70)	(75)	-
Reclassification of reversal of impairment charge to statement of operations	66	(3)	-
Net fair value loss on securities at fair value through other comprehensive income	(4)	(78)	-

Items that will not be reclassified subsequently to profit or loss
Remeasurement of net defined benefit liabilities	-	-	219
	(14,959)	3,034	(3,595)
Total comprehensive (loss) income for the year	(33,362)	115,245	(50,660)
Comprehensive loss (income) attributable to non-controlling interests	138	(277)	(683)
Comprehensive (loss) income attributable to owners of the parent company	$(33,224)	$114,968	$(51,343)

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

(FORMERLY MFC BANCORP LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2019, 2018 and 2017

(Canadian Dollars in Thousands)

	Capital Stock and Additional Paid-In Capital		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	Accumulated (Deficit) Retained Earnings	Available- for-sale Securities	Securities at Fair Value Through Other Comprehensive Income	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders' Equity	Non- controlling Interests	Total Equity
Balance at January 1, 2017	17,315,673	$419,916	(4,687,218)	$(61,085)	$13,790	$1,627	$(88,920)	$(29)	$-	$(307)	$42,528	$327,520	$1,910	$329,430

Repurchase and cancellation of shares and cancellation of shares and equity instruments	(90,000)	(2,856)	-	-	-	(1,627)	3,165	-	-	-	-	(1,318)	-	(1,318)
Plan of arrangement – purchase of fractional shares	(3,654)	(41)	-	-	-	-	-	-	-	-	-	(41)	-	(41)
Plan of arrangement – cash distributions	-	(2)	-	-	-	-	-	-	-	-	-	(2)	-	(2)
Plan of arrangement – offsetting deficit	-	(87,850)	-	-	-	-	87,850	-	-	-	-	-	-	-
Plan of arrangement – share capital restructuring	(4,621,571)	(17,019)	4,621,571	58,442	-	-	(41,423)	-	-	-	-	-	-	-
Shares issued to non-controlling interests, net of subscription receivables	-	-	-	-	-	-	-	-	-	-	-	-	1,177	1,177
Net (loss) income	-	-	-	-	-	-	(47,855)	-	-	-	-	(47,855)	790	(47,065)
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	(1,601)	(1,601)
Share based compensation	-	-	-	-	2,876	-	-	-	-	-	-	2,876	-	2,876
Net fair value gain	-	-	-	-	-	-	-	490	-	-	-	490	-	490
Net gain on remeasurements	-	-	-	-	-	-	-	-	-	219	-	219	-	219
Dispositions of subsidiaries	-	-	-	-	-	-	-	-	-	88	-	88	-	88
Net exchange differences	-	-	-	-	-	-	-	-	-	-	(4,197)	(4,197)	(107)	(4,304)
Balance at December 31, 2017	12,600,448	312,148	(65,647)	(2,643)	16,666	-	(87,183)	461	-	-	38,331	277,780	2,169	279,949

Change in accounting policy (see Note 2B(i))	-	-	-	-	-	-	524	(461)	(63)	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	112,276	-	-	-	-	112,276	(65)	112,211
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	-	(805)	(805)
Return of capital	-	-	-	-	-	-	-	-	-	-	-	-	(52)	(52)
Share based compensation	-	-	-	-	69	-	-	-	-	-	-	69	-	69
Loss on disposition of shares in a subsidiary	-	-	-	-	-	-	(6,284)	-	-	-	(157)	(6,441)	6,441	-
Net fair value loss	-	-	-	-	-	-	-	-	(78)	-	-	(78)	-	(78)
Net exchange differences	-	-	-	-	-	-	-	-	-	-	2,770	2,770	342	3,112
Balance at December 31, 2018	12,600,448	312,148	(65,647)	(2,643)	16,735	-	19,333	-	(141)	-	40,944	386,376	8,030	394,406

Net (loss) income	-	-	-	-	-	-	(18,553)	-	-	-	-	(18,553)	150	(18,403)
Exercise of stock options	20,000	339	-	-	(108)	-	-	-	-	-	-	231	-	231
Issuance of shares in a subsidiary to non-controlling interest	-	-	-	-	-	-	229	-	-	-	-	229	510	739
Net fair value loss	-	-	-	-	-	-	-	-	(4)	-	-	(4)	-	(4)
Net exchange differences	-	-	-	-	-	-	-	-	-	-	(14,667)	(14,667)	(288)	(14,955)
Balance at December 31, 2019	12,620,448	$312,487	(65,647)	$(2,643)	$16,627	$-	$1,009	$-	$(145)	$-	$26,277	$353,612	$8,402	$362,014

SCULLY ROYALTY LTD.

(FORMERLY MFC BANCORP LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2019, 2018 and 2017

(Canadian Dollars in Thousands)

Components of Capital Stock

	Common Shares		Preferred Shares*		Total Capital Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2016	12,694,102	$402,897	4,621,571	$17,019	17,315,673	$419,916
Issuance of contingently issuable shares	(90,000)	(2,856)	-	-	(90,000)	(2,856)
Plan of arrangement	(3,654)	(87,893)	(4,621,571)	(17,019)	(4,625,225)	(104,912)
Balance at December 31, 2017 and 2018	12,600,448	312,148	-	-	12,600,448	312,148
Exercise of stock options	20,000	339	-	-	20,000	339
Balance at December 31, 2019	12,620,448	$312,487	-	$-	12,620,448	$312,487

* Preferred Shares were held by the Group as Treasury Stock

Components of Common Shares

As at December 31:	2019	2018	2017
Capital stock, at par value and fully paid	$16	$16	$16
Additional paid-in capital	312,471	312,132	312,132
	$312,487	$312,148	$312,148

Components of Contributed Surplus

As at December 31:	2019	2018	2017
Share-based compensation	$16,627	$16,735	$16,666

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.
(FORMERLY MFC BANCORP LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018 and 2017

(Canadian Dollars in Thousands)

	Notes	2019	2018	2017
				(Restated)
Cash flows from operating activities:
Net (loss) income for the year		$(18,403)	$112,211	$(47,065)
Adjustments for:
Amortization, depreciation and depletion		8,287	5,712	6,732
Exchange differences on foreign currency transactions		(3,724)	(4,228)	12,344
(Gain) loss on short-term securities	19	(931)	(3,856)	1
Gain on dispositions of subsidiaries, net	19	(2,243)	(25,099)	(1,087)
Reversal of impairment of hydrocarbon and resource properties and property, plant and equipment	13	-	(188,203)	(8,945)
Share-based compensation	20	-	69	2,876
Deferred income taxes	21	98	55,238	3,141
Market value (increase) decrease on commodity inventories	19	(160)	109	(400)
Interest accretion		743	373	412
Change in fair value of investment property and real estate held for sale		(3,122)	-	-
Change in fair value of a loan payable measured at FVTPL		979	167	-
Credit losses	19	13,398	34,985	23,923
Write-downs of inventories	19	1,822	-	-
Write-offs of intangible assets and prepaid		18	2,129	-
Gains on settlements and derecognition of liabilities	19	(1,168)	(9,502)	(3,779)
Loss on settlement	19	-	5,600	-
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits		-	197	-
Short-term securities		(6,384)	(1,050)	-
Receivables		(466)	10,264	30,188
Inventories		1,551	(1,429)	19,588
Restricted cash		159	(275)	-
Deposits, prepaid and other		(468)	70	8,361
Assets held for sale		396	-	12,636
Short-term bank borrowings		-	(1,621)	(34,513)
Account payables and accrued expenses		(157)	435	(26,513)
Income tax liabilities		(35)	(1,046)	21
Accrued pension assets, net of obligations		-	-	(54)
Other		3	1,559	(1,064)
Cash flows used in operating activities		(9,807)	(7,191)	(3,197)
Cash flows from investing activities:
Purchases of long-term securities		-	(1,199)	-
Purchases of property, plant and equipment, net		(720)	(198)	4,783
Acquisition of intangible assets		-	-	(765)
Proceeds from sales of investments, net		-	-	526
Proceeds from sales of investment property		-	1,018	-
Increase in loan receivables	9	(843)	-	(590)
Decrease in loan receivables		-	-	725
Acquisition of indemnification asset	9	(6,737)	-	-
Acquisitions of subsidiaries, net of cash and cash equivalents acquired		-	-	(44)
Dispositions of subsidiaries, net of cash and cash equivalents disposed of		(1,902)	(825)	(8,384)
Other		-	(77)	255
Cash flows used in investing activities		(10,202)	(1,281)	(3,494)
Cash flows provided by (used in) financing activities:
Issuance of bond payables	16	36,511	-	-
Payments of commissions, fees and expenses on issuance of bond payables	16	(1,078)	-	-
Reductions in lease liabilities	25	(872)	-	-
Debt repayment	25	-	-	(42,253)
Exercise of stock options		231	-	-
Cash paid under the plan of arrangement		-	-	(43)
Shares issued to non-controlling interests		-	-	1,177
Return of capital to non-controlling interests		-	(52)	-
Dividends paid to non-controlling interests		-	(805)	(1,601)
Cash flows provided by (used in) financing activities		34,792	(857)	(42,720)
Exchange rate effect on cash and cash equivalents		(4,269)	2,219	3,605
Increase (decrease) in cash and cash equivalents		10,514	(7,110)	(45,806)
Cash and cash equivalents, beginning of year		67,760	74,870	120,676
Cash and cash equivalents, end of year		$78,274	$67,760	$74,870
Supplemental cash flows disclosure (for additional information, see Note 25)
Interest received		$1,282	$906	$1,079
Dividends received		-	168	-
Interest paid		(342)	(1,198)	(4,575)
Income taxes paid		(780)	(2,626)	(1,704)

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

(FORMERLY MFC BANCORP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 1.  Nature of Business

Scully Royalty Ltd. ("Scully" or the "Company") is incorporated under the laws of the Cayman Islands. Scully and the entities it controls are collectively known as the "Group" in these consolidated financial statements. The Group is a merchant bank that provides financial services and has an interest in the Scully iron ore mine in Newfoundland & Labrador, Canada. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group's investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

A.  Basis of Presentation

Basis of Accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). Scully complies with all the requirements of IFRS. The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied with the exception of the adoption of IFRS 9, Financial Instruments ("IFRS 9"), IFRS 15, Revenue from Contracts with Customers ("IFRS 15") and the amendments to IFRS 2, Share-Based Payment from January 1, 2018, and IFRS 16, Leases, the amendments to IAS 23, Borrowing Costs, and IFRIC 23, Uncertainty over Income Tax Treatment from January 1, 2019. See Note 2B.

These consolidated financial statements were prepared using going concern, accrual (except for cash flow information) and historical cost (except for investment property and certain financial assets and financial liabilities which are measured at fair value and certain inventories that are measured at fair value less costs to sell) bases.

In assessing the Company's ability to continue as a going concern and the appropriateness of assuming the going concern basis in the preparation of its financial statements, management considered the impact and potential impact from the outbreak of a novel coronavirus ("COVID-19") in Asia in December 2019 and the subsequent spread of the virus globally through the first quarter of 2020 (see Note 2D(v)).

The presentation currency of these consolidated financial statements is the Canadian dollar ($), rounded to the nearest thousand (except per share amounts).

Restatement

During the fiscal year ended December 31, 2019, the Group re-assessed the presentation of its consolidated statement of operations and concluded that it was necessary to restate its previously issued financial statements for the fiscal year ended December 31, 2017 for the correction of an error in presentation relating to reclassifications of foreign exchange translation gains. In accordance with IFRS 10, Consolidated Financial Statements, amounts reclassified to profit and loss that had previously been recognized in other comprehensive income in relation to disposed subsidiaries are required to be recognized in "gain or loss on dispositions of subsidiaries" and therefore these amounts which historically have been included in "exchange differences on foreign currency transactions, net (gain) loss" are required to be represented within the gain or loss on disposal, which is included in "costs of sales and services". Below is a reconciliation to the historically reported amounts for the year ended December 31, 2017:

	2017	2017	2017
	Original	Reclassification	As restated
Costs and expenses:
Costs of sales and services	239,663	(11,306)	228,357
Exchange differences on foreign currency transactions, net (gain) loss	1,038	11,306	12,344

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Such restatement also affected the cash flows from operating activities in the cash flow statement. Below is a reconciliation of the historically reported amounts for the year ended December 31, 2017:

	2017	2017	2017
	Original	Reclassification	As restated
Cash flows from operating activities:
Exchange differences on foreign currency transactions, net (gain) loss	1,038	11,306	12,344
(Gain) loss on dispositions of subsidiaries	10,219	(11,306)	(1,087)

The restatement of the items included within the statement of operations and cash flows from operating activities has had no effect on the financial position, net loss or total cash flows used in operating activities of the Group for any period presented.

Amounts related to the year ended December 31, 2018 of $672 have also been reclassified for consistency with comparative information.

Certain amounts have also been reclassified so as to conform with the presentation in the current year (see Notes 15, 19 and 27).

Principles of Consolidation

These consolidated financial statements include the accounts of Scully and entities it controls. The Company controls an investee if and only if it has all the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of its returns. When the Group holds, directly or indirectly, more than 50% of the voting power of an investee, it is presumed that the Group controls the investee, unless it can be clearly demonstrated that this is not the case. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All intercompany balances and transactions, including unrealized profits arising from intragroup transactions, have been eliminated in full. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

On the acquisition date, a non-controlling interest is measured at either its fair value or its proportionate share in the recognized amounts of the subsidiary's identifiable net assets, on a transaction-by-transaction basis. Subsequently, the non-controlling interest increases or decreases for its share of changes in equity since the acquisition date.

After initial consolidation of a subsidiary, when the proportion of equity held by non-controlling interests changes, the Group, as long as it continues to control the subsidiary, adjusts the carrying amounts of the controlling and non-controlling interests to reflect the changes in their relative interests in the subsidiary. The Group recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received and attributes such difference to the owners of Scully.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

When the Group loses control of a subsidiary it: (a) derecognizes (i) the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost and (ii) the carrying amount of any non-controlling interests in the former subsidiary at the date when control is lost (including any components of other comprehensive income attributable to them); (b) recognizes (i) the fair value of the consideration received, if any, from the transaction, event or circumstances that resulted in the loss of control, (ii) if the transaction, event or circumstances that resulted in the loss of control involves a distribution of shares of the subsidiary to owners in their capacity as owners, that distribution and (iii) any investment retained in the former subsidiary at its fair value at the date when control is lost; (c) reclassifies to profit or loss, or transfers directly to retained earnings if required by IFRS, the amounts recognized in other comprehensive income in relation to the subsidiary; and (d) recognizes any resulting difference as a gain or loss under costs of sales and services in profit or loss attributable to the owners of Scully.

The financial statements of Scully and its subsidiaries used in the preparation of the consolidated financial statements are prepared as of the same date, using uniform accounting policies for like transactions and other events in similar circumstances.

Foreign Currency Translation

The presentation currency of the Group's consolidated financial statements is the Canadian dollar.

Scully conducts its business throughout the world through its foreign operations. Foreign operations are entities that are subsidiaries or branches, the activities of which are based or conducted in countries or currencies other than those of Scully. Functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. Foreign currency is a currency other than the functional currency of the entity. The functional currencies of the Company and its subsidiaries and branches primarily comprise the Canadian dollar, Euro ("EUR" or "€") and United States dollar ("US$").

Reporting foreign currency transactions in the functional currency

A foreign currency transaction is a transaction that is denominated or requires settlement in a foreign currency. A foreign currency transaction is recorded, on initial recognition in an entity's functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period: (a) foreign currency monetary items are translated using the closing rate; (b) non-monetary items denominated in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction; and (c) foreign currency non-monetary items that are measured at fair value are translated using the exchange rates at the date when the fair value was determined.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

The following table sets out exchange rates for the translation of the Euro and United States dollar, which represented the major trading currencies of the Group, into the Canadian dollar:

	EUR	US$
Closing rate at December 31, 2019	1.4583	1.2988
Average rate for the year 2019	1.4856	1.3269
Closing rate at December 31, 2018	1.5613	1.3642
Average rate for the year 2018	1.5302	1.2957
Closing rate at December 31, 2017	1.5052	1.2545
Average rate for the year 2017	1.4650	1.2986

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

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. IFRS 13, Fair Value Measurement ("IFRS 13"), establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value into three levels:

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

Use of Estimates and Assumptions and Measurement Uncertainty

The timely preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management's best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends and management's assessment of probable future outcomes of these matters. Actual results could differ from these estimates and such differences could be material. For critical judgments in applying accounting policies and major sources of estimation uncertainty. See Notes 2C and 2D.

B.  Significant Accounting Policies

(i) Financial Instruments

IFRS 9

The Group adopted IFRS 9 with a date of initial application of January 1, 2018.

Financial assets and financial liabilities are recognized on the consolidated statement of financial position when the Group becomes a party to the financial instrument contract. A financial asset is derecognized either when the Group has transferred the financial asset and substantially all the risks and rewards of ownership of the financial asset or when the contractual rights to the cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

The Group classifies its financial assets into the following measurement categories: (a) subsequently measured at fair value (either through other comprehensive income ("FVTOCI") or through profit or loss ("FVTPL") and (b) subsequently measured at amortized cost. The classification of financial assets depends on the Group's business model for managing the financial assets and the terms of the contractual cash flows. The Group classifies its financial liabilities as subsequently measured at amortized cost, except for financial liabilities at FVTPL. Change in the fair value of a loan payable measured at FVTPL is included in costs of sales and services.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Initial Adoption of IFRS 9

IFRS 9 does not require restatement of comparative periods. Accordingly, the Group reflected the retrospective impact of the adoption of IFRS 9 due to the change in accounting policy for investments in equity securities as an adjustment to opening deficit as at January 1, 2018. Under IFRS 9, the Group's investments in equity securities, which were previously classified as available for sale or at cost under IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"), are measured at FVTPL. The retrospective adjustment, which represented the fair value gain adjustment on investments in equity securities as of January 1, 2018, was $524 and debited to other comprehensive income.

Upon the initial adoption of IFRS 9 on January 1, 2018, the financial assets which were previously classified at fair value through profit or loss, held-to-maturity, loans and receivables and available-for-sale have been transferred to, financial assets measured at FVTPL, FVTOCI or amortized cost.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

(ii) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash at banks. They have maturities of three months or less from the date of acquisition and are generally interest-bearing.

Restricted cash refers to money that is held for a specific purpose and therefore not available to the Group for immediate or general business use. Restricted cash is accounted for as a separate item from cash and cash equivalents on the Group's consolidated statements of financial position.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(iv) Securities and Financial Liabilities – Derivatives

A derivative is a financial instrument or other contract with all three of the following characteristics: (a) its value changes in response to the change in a specified interest rate, financial instrument price, product price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; (b) it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (c) it is settled at a future date. A derivative financial instrument is either exchange-traded or negotiated. A derivative financial instrument is included in the consolidated statement of financial position as a security (i.e. financial asset) or a financial liability and measured at FVTPL. The recognition and measurement of a derivative financial instrument under both IFRS 9 and IAS 39 does not apply to a contract that is entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group's expected purchase, sale or usage requirements, unless the Group, as allowed under IFRS 9, designates the contract as measured at FVTPL if it eliminates or significantly reduces a measurement inconsistency.

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

(v) Financial Liabilities

The Group measures financial liabilities at either amortized cost or FVTPL. Financial liabilities are measured at amortized cost, unless either it is held for trading and hence required to be measured at FVTPL or the group elects to measure the financial liability at FVTPL.

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

When there is significant increase in credit risk or for credit-impaired financial assets, the loss allowance equals the lifetime expected credit losses which is defined as the expected credit losses that result from all possible default events over the expected life of a financial instrument. If, at the reporting date, the credit risk on a financial asset has not increased significantly since initial recognition, the Group measures the loss allowance for the financial instrument at an amount equal to the 12-month expected credit losses which is defined as the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on the financial instrument that are possible within the 12 months after the reporting date.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

Common to Both IFRS 9 and IAS 39

The Group's allowance for credit losses is maintained at an amount considered adequate to absorb expected or estimated credit-related losses. Such allowance reflects management's best estimate of the losses in the Group's financial assets and judgments about economic conditions. Estimates and judgments could change in the near term, and could result in a significant change to a recognized allowance. An allowance for credit losses is increased by provisions, which are recognized in profit or loss and reduced by write-offs net of any recoveries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

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

Commodity products acquired by the Group as a broker-trader in the Group's merchant banking activities with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin are measured at fair value less costs to sell. Fair values of the Group's inventories are determined by reference to their contractual selling prices or quoted prices in marketplaces in the absence of a contract (Level 1 fair value hierarchy), in accordance with guidance on fair value in IFRS 13.

(ix) Real Estate Held for Sale

Real estate held for sale is real estate intended for sale in the ordinary course of business or in the process of construction or development for such sale. The Group's real estate held for sale forms part of the security package for the €25,000 in principal amount of bonds (see Note 16) issued by Merkanti Holding plc in the year ended December 31, 2019, and to the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

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

All of the Group's real estate is located in Europe.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

The Group determines fair value without any deduction for transaction costs it may incur on sale or other disposal. Fair value of the Group's investment property is based on valuations prepared annually by external evaluators in accordance with guidance issued by the International Valuation Standard Committee and reviewed by the Group, or these valuations are updated by management when there are no significant changes in the inputs to the valuation prepared by external evaluators in the preceding year, in accordance with guidance on fair value in IFRS 13.

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

When a right-of-use asset is acquired under a lease contract, the asset is measured at cost at the commencement date. The cost of the right-of-use asset comprises: (a) the amount of the initial measurement of the lease liability; (b) any lease payments made at or before the commencement date, less any lease incentives received; (c) any initial direct costs incurred by the Group; and (d) an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. After the commencement date, the Group measures the right-of-use asset applying a cost model whereby the Group measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses and adjusts it for any remeasurement of the lease liabilities reflecting any reassessment, lease modifications or revised in-substance fixed lease payments. See Note 2B(xiv) below.

The Group elected to apply IFRS 16 retrospectively, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, being January 1, 2019. For further discussion, see Note 2B(xiv) below. The difference between the carrying amount of property, plant and equipment applying IAS 17 at the end of 2018 immediately preceding the date of initial application and the carrying amount in the consolidated statement of financial position at the date of initial application is reconciled as follows:

Carrying amount of property, plant and equipment as at December 31, 2018	$58,325
Adjustment for the lease liabilities under IFRS 16 on the date of initial application	2,911
Carrying amount of property, plant and equipment recognized on the initial adoption of IFRS 16 as at January 1, 2019	$61,236

The depreciable amounts of the Group's property, plant, and equipment (i.e. the costs of the assets less their residual values) are depreciated according to the following estimated useful lives and methods:

	Lives	Method
Buildings	20 years	straight-line
Processing plant and equipment	5 to 20 years	straight-line
Refinery and power plants	20 to 30 years	straight-line
Office equipment and other	3 to 10 years	straight-line
Office premises	2 to 10 years	straight-line

Depreciation expense is included in costs of sales and services or selling, general and administrative expense, whichever is appropriate.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

(xii) Interests in Resource Properties

The Group's interests in resource properties are mainly comprised of an interest in the Scully iron ore mine, and to a lesser extent exploration and evaluation assets (comprising hydrocarbon probable reserves and hydrocarbon undeveloped lands), hydrocarbon development and production assets.

(a)	Exploration and evaluation assets

Exploration and evaluation costs, including the costs of acquiring undeveloped land and drilling costs are initially capitalized until the drilling of the well is complete and the results have been evaluated in order to determine the technical feasibility and commercial viability of the asset. Technical feasibility and commercial viability are considered to be determinable when proved and/or probable reserves are determined to exist. When proved and/or probable reserves are found, the drilling costs and the costs of associated hydrocarbon undeveloped lands are reclassified to hydrocarbon development and production assets or from hydrocarbon undeveloped lands to hydrocarbon probable reserves. The cost of hydrocarbon undeveloped land that expires or any impairment recognized during a period is charged to profit or loss. Pre-licence costs are recognized in profit or loss as incurred.

(b)	Hydrocarbon development and production assets and an interest in an iron ore mine

The Group's interests in resource properties are mainly comprised of an interest in the Scully iron ore mine, and to a lesser extent, hydrocarbon development and production assets.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

(xiii) Impairment of Non-financial Assets

The Group reviews the carrying amounts of its non-financial assets at each reporting date to determine whether there is any indication of impairment. If any such indication exists, an asset's recoverable amount is estimated.

The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. Where an individual asset does not generate separately identifiable cash flows, an impairment test is performed at the cash-generating unit ("CGU") level. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where the carrying amount of an asset (or CGU) exceeds its recoverable amount, the asset (or CGU) is considered impaired and written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, an appropriate valuation model is used. These calculations are corroborated by external valuation metrics or other available fair value indicators wherever possible.

An assessment is made at the end of each reporting period whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, an estimate of the asset's (or CGU's) recoverable amount is reviewed. A previously recognized impairment loss is reversed to the extent that the events or circumstances that triggered the original impairment have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, depletion and amortization, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss for a CGU is allocated to the assets of the CGU pro-rata with the carrying amounts of those assets.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

(xiv) Leases

The Group adopted IFRS 16 with a date of initial application of January 1, 2019.

At the commencement date of a lease contract under which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability which is measured at the present value of the lease payments that are not paid at that date, discounted using the interest rate implicit in the lease (or if the rate cannot be readily determined, the Group company's incremental borrowing rate). After the commencement date, the Group (a) measures the lease liability by (i) increasing the carrying amount to reflect interest on the lease liability; (ii) reducing the carrying amount to reflect the lease payments made; and (iii) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments; and (b) recognizes in profit or loss, unless the costs are included in the carrying amount of another asset, both (i) interest on the lease liability and (ii) variable lease payments not included in the measurement of the lease liability in the period in which the event or condition that triggers those payment occurs.

The Group elects not to apply IFRS 16 to short-term leases and leases for which the underlying asset is of low value and, as such, recognizes the lease payments associated with those leases as an expense on a straight-line basis.

The right-of-use assets are included in property, plant and equipment (see Note 2B(xi)) and the lease liabilities are included in account payables and accrued expense under current liabilities and/or other long-term liabilities.

Initial Adoption of IFRS 16

The Group elected to apply IFRS 16 retrospectively, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, subject to permitted and elected practical expedients. Pursuant to the transitional requirements, the Group chose to measure that right-of-use asset at an amount equal to the lease liability immediately before the date of initial application and elected not to recognize a lease liability or right-of-use asset for which the lease term ended within 12 months of the date of initial application. As a result, the Group recognized an adjustment of $2,911, $843 and $2,068 to property, plant and equipment, account payables and accrued expenses and other long-term liabilities, respectively, on January 1, 2019. The Group's weighted average incremental borrowing rate applied to lease liabilities recognized in the consolidated statement of financial position was 4.01% at the date of initial application. The difference between operating lease commitments disclosed applying IAS 17 at the end of 2018 immediately preceding the date of initial application and lease liabilities recognized in the consolidated statement of financial position at the date of initial application is reconciled as follows:

Operating leases as at December 31, 2018*	$4,786
Exemptions for short term leases for which the underlying assets are of low value	(1,505)
Discounting	(370)
Lease liabilities recognized on the initial adoption of IFRS 16 as at January 1, 2019	$2,911

* Represents undiscounted lease commitments

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

IAS 17 (Accounting Policies Applicable Prior to January 1, 2019)

Under IAS 17, a lease was classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Operating lease payments were expensed in profit or loss over the term of the lease on a straight-line basis.

Common to Both IFRS 16 and IAS 17

Under both IFRS 16 and IAS 17, lease income from operating leases is recognized in income on a straight-line basis over the term of the lease.

(xv) Provisions, Financial Guarantee Contracts and Contingencies

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

A financial guarantee contract is initially recognized at fair value. If the guarantee is issued to an unrelated party on a commercial basis, the initial fair value is likely to equal the premium received. If no premium is received, the fair value must be determined using a method that quantifies the economic benefit of the guarantee to the holder. At the end of each subsequent reporting period, financial guarantees are measured at the higher of: (i) the amount of the loss allowance, and (ii) the amount initially recognized less cumulative amortization, where appropriate.

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

(xvii) Own Equity Instruments

The Group's holdings of its own equity instruments, including common stock and preferred stock, are presented as "treasury stock" and deducted from shareholders' equity at cost and in the determination of the number of equity shares outstanding. No gain or loss is recognized in profit or loss on the purchase, sale, re-issue or cancellation of the Group's own equity instruments.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(xviii) Revenue Recognition

IFRS 15

Effective January 1, 2018, the Group adopted IFRS 15. Pursuant to IFRS 15, the Group recognizes revenue, excluding interest and dividend income and other such income from financial instruments recognized in accordance with IFRS 9, upon transfer of promised goods or services to customers in amounts that reflect the consideration to which the Group expects to be entitled in exchange for those goods or services based on the following five step approach:

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

The incremental costs of obtaining contracts with customers and the costs incurred in fulfilling contracts with customers that are directly associated with the contract are recognized as an asset (hereinafter, "assets arising from contract costs") if those costs are expected to be recoverable, which are included in other long-term assets in the consolidated statements of financial position. The incremental costs of obtaining contracts are those costs that the Group incurs to obtain a contract with a customer that they would not have incurred if the contract had not been obtained. As a practical expedient, the Group recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. Assets arising from contract costs are amortized using the straight-line method over their estimated contract periods.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

Moreover, there were no financial statement line items affected in the year ended December 31, 2018 by the application of IFRS 15 as compared to the presentation under IAS 18, Revenue ("IAS 18") and related interpretations.

IAS 18, Revenue (Accounting Policies Applicable Prior to January 1, 2018)

The Group accounted for revenues under IAS 18 and other related international accounting standards and interpretations for the recognition and measurement of revenue until December 31, 2017.

Revenue included proceeds from sales of merchant banking products and services, real estate properties, medical instruments and supplies, rental income on investment property, interest and dividend income and net gains on securities. In an agency relationship, revenue was the amount of commission earned.

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

Revenue from the rendering of services was recognized when: (a) the amount of revenue could be measured reliably; (b) it was probable that the economic benefits associated with the transaction would flow to the Group; (c) the stage of completion of the transaction at the reporting date could be measured reliably; and (d) the costs incurred for the transaction and the costs to complete the transaction could be measured reliably.

Revenue was measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, customs duties and sales taxes. When the Group charged shipping and handling fees to customers, such fees were included in sales revenue. Where the Group acted as an agent on behalf of a third party to procure or market goods, any associated fee income was recognized and no purchase or sale was recorded.

Interest, royalty and dividend income were recognized when it was probable that economic benefits will flow to the Group and the amount of income could be measured reliably.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

(xxiii) Income Taxes

Income tax expense (recovery) comprises current income tax expense (recovery) and deferred income tax expense (recovery) and includes all domestic and foreign taxes which are based on taxable profits. The current income tax provision is based on the taxable profits for the period. Taxable profit differs from income before income taxes as reported in the consolidated statements of operations because it excludes items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Group's liability for current income tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date. Deferred income tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

(xxiv) Earnings Per Share

Basic earnings per share is determined by dividing net income attributable to ordinary equity holders of Scully by the weighted average number of common shares outstanding during the period, net of treasury stock.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

C. Critical Judgments in Applying Accounting Policies

In the process of applying the Group's accounting policies, management makes various judgments, apart from those involving estimations under Note 2D below that can significantly affect the amounts it recognizes in the consolidated financial statements. The following are the critical judgments that management has made in the process of applying the Group's accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:

(i) Identification of Cash-generating Units

The Group's assets are aggregated into CGUs, for the purpose of assessing and calculating impairment of non-financial assets, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine the Group's CGUs change, the Group will re-determine the groupings of CGUs.

(ii) Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of the Group's non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for hydrocarbon commodities or refined products, a significant change in an asset's market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity's market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on the Company's CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, marketing supply and demand, product margins and in the case of the Group's iron ore interest, power plant and hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying value of goodwill and non-financial assets.

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

See Notes 12 and 13.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

A discontinued operation is a component of an entity (which comprises operations and cash flows that can be clearly distinguished, operationally and, for financial reporting purposes, from the rest of the entity) that either has been disposed of or is classified as held for sale. The discontinued operation must represent a separate major line of business or a separate major geographical area of operations of the Group and the Group applies judgment to determine whether the thresholds are met. Generally, management determines whether a component is a discontinued operation or not based on the contribution of the component to the Group's net income (loss), net assets, or gross assets. Management does not view revenue as a major factor in determining whether a component is a discontinued operation or not because the revenue factor does not contribute any real economic benefits to the Group. While a component of the entity has distinguished financial data, judgments must be exercised on the presentation of inter-company transactions between components that are presented as discontinued operations and those that are presented as continuing operations. Furthermore, the allocation of income tax expense (recovery) also involves the exercise of judgments as the tax position of continuing operations may have an impact on the tax position of discontinued operations, or vice versa.

In 2019, the Group disposed of its interests in two product lines in Europe which management considered not to be discontinued operations because (i) they did not form separate segments or cash generating units, (ii) they did not have financial results which could be clearly identified from the rest of the Group, (iii) each of them was not a separate major geographical area, and (iv) the dispositions were not part of a single coordinated plan to dispose of them.  Management, when exercising its judgments in terms of their respective contribution to the Group's net loss, total assets and net assets, concluded that these disposed components were not separate major lines of business or geographical area of operations. Based on the Group's consolidated financial statements as of June 30, 2019 (the latest publicly available financial results prior to their dispositions), the net income or loss of these disposed units represented 2% and 7%, of the combined reported loss of all entities that reported a loss and each of them represented 1% of consolidated total assets and less than 1% of consolidated net assets of the Group. The combined revenue (third parties only), loss before taxes, income tax expense and net loss, respectively, was $81,766, ($63), ($575) and ($638) during the year of 2019 to the dates of their dispositions, which were included in the Group's continuing operations for the year ended December 31, 2019. The net gain on dispositions of these entities was $207.

(v) Purchase Price Allocations

There was a business combination in 2017. For every business combination, the Group measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. The determination of fair value required the Group to make assumptions, estimates and judgments regarding future events, including the profit forecast of the new subsidiary in the future. The allocation process is inherently subjective and impacts the amounts assigned to individual identifiable assets and liabilities, including the fair value of long-lived assets, the recognition and measurement of any unrecorded intangible assets and/or contingencies and the final determination of the amount of goodwill or bargain purchase. The inputs to the exercise of judgments include legal, contractual, business and economic factors. As a result, the purchase price allocation impacts the Group's reported assets and liabilities and future net earnings due to the impact on future depreciation, depletion and amortization and impairment tests.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(vi) Credit Losses and Impairment of Receivables

On January 1, 2018, the Group adopted IFRS 9. As a result, the Group applies credit risk assessment and valuation methods to its trade and other receivables under IFRS 9 which establishes a single forward-looking expected loss impairment model to replace the incurred impairment model under IAS 39.

The Group measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on the financial instrument has increased significantly since initial recognition. The objective of the impairment requirements is to recognize lifetime expected credit losses for all financial instruments for which there have been significant increases in credit risk since initial recognition — whether assessed on an individual or collective basis — considering all reasonable and supportable information, including that which is forward-looking.

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

Allowance for credit losses is maintained at an amount considered adequate to absorb the expected credit losses. Such allowance for credit losses reflects management's best estimate of changes in the credit risk on the Group's financial instruments and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, particularly on a looking-forward basis; which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of the Group's financial instruments, legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.

D. Major Sources of Estimation Uncertainty

The timely preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

(i) Interests in Resource Properties and Reserve Estimates

The Group had interests in resource properties mainly comprised of an interest in the Scully iron ore mine, and to a lesser extent, hydrocarbon properties, with an aggregate carrying amount of $270,070 as at December 31, 2019.

Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group's interests in resource properties and/or related property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from the Group's hydrocarbon interests are independently evaluated by reserve engineers at least annually. During the year ended December 31, 2019, the Group did not recognize any impairment in respect of its interest in resource properties.

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

Included in interests in resource properties as at December 31, 2019, were exploration and evaluation assets with an aggregate carrying amount of $17,007. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

(ii) Impairment of Other Non-Financial Assets

The Group had property, plant and equipment aggregating $55,413 as at December 31, 2019, consisting mainly of a power plant and a natural gas processing facility. Impairment of the Group's non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company's CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of the Group's property, plant and equipment. See Notes 12 and 13.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

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

The Group recognized deferred income tax assets of $14,295 as at December 31, 2019. In assessing the realizability of deferred income tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in Malta and Canada during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

The Group does not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries and branches where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The Group may change its investment decision in its normal course of business, thus resulting in additional income tax liabilities.

The operations and organization structures of the Group are complex, and related tax interpretations, regulations and legislation are continually changing. The Group companies' income tax filings are subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group's income tax liabilities. In addition, the companies have filed appeals and have disputed certain issues. While the results of these items cannot be ascertained at this time, the Group believes that the Group has an adequate provision for income taxes based on available information.

(iv) Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the Group does not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 24 for further disclosures on contingencies.

(v) Pandemic COVID-19 and Going Concern

The COVID-19 pandemic in 2020 leads the world into a new era of uncertainties. The pandemic is dynamic and expanding and its ultimate scope, duration and effects are currently uncertain.  The impact of the pandemic and the global response thereto has, among other things, significantly disrupted global economic activity, negatively impacted gross domestic product and caused significant volatility in financial markets; although, since May 2020, the pandemic seems to be under control in some regions of the world and some countries and jurisdictions are planning to ease up their lockdown measures.

While various countries have implemented stimulus packages and other fiscal measures to attempt to reduce the impact of the pandemic on their economies, the impact of the pandemic on global economic activity and markets both in the short and longer term is uncertain at this time. The magnitude and duration of the disruption and resulting decline in business activity resulting from the COVID-19 pandemic is currently uncertain. While the Group expects that there will likely be some negative impact on its results of operations, cash flows and financial position from the pandemic beyond the near-term, the extent to which the COVID-19 pandemic impacts the Group’s business, operations and financial results will depend on numerous evolving factors that management may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response thereto; the effect on the Group’s customers, including the borrowers and customers of the Bank (as defined herein); its impacts on suppliers; and the impact of the pandemic on counterparties and their ability to carry out their obligations to the Group.

The Group's results of operations, cash flows and financial position will likely be adversely affected by the pandemic beyond near-term. However management does not believe the pandemic will have significant impact on the going concern of the Group in the foreseeable future, which is considered to be 12 months from the date of approval of these financial statements, as the Group currently has sufficient cash, good working capital position and steady cash inflows from operations. Management has performed stress tests on their forecasts with various assumptions and the results showed that the Group would be able to withstand any significant impact on operations within the aforesaid timeframe.

Although disruption and effects of the COVID-19 pandemic may be temporary, given the dynamic nature of these circumstances and the worldwide nature of the Company’s business and operations, the duration of any business disruption and the related financial impact to us cannot be reasonably estimated at this time but could materially affect the Group’s business results of operations and financial condition. Ultimately, the severity of the impact of the pandemic on the Group's business and going concern basis will depend on a number of factors, including, the duration and severity of the pandemic and the impact and new developments concerning the global severity of, and actions to be taken to contain the outbreak.

Management took into consideration all of these various factors and risks when concluding on the Company’s ability to continue as a going concern and the appropriateness of this presentation when preparing these consolidated financial statements.

E. Accounting Changes

Future Accounting Changes

In October 2018, IASB issued amendments to its definition of material to make it easier for companies to make materiality judgements. The updated definition amends IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of material and how it should be applied and ensure that the definition of material is consistent across all IFRS Standards. The changes are effective from January 1, 2020, although earlier application is permitted. Management is assessing its impacts on the Group's financial statement presentation.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

In October 2018, the IASB amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application is permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the current standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the current standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity's results of operations that would differ from the effect of goodwill having been recognized). Management is currently assessing the impacts and transition provisions of the amended standard and will apply the standard prospectively from January 1, 2020.

Note 3.  Capital Disclosure on the Group's Objectives, Policies and Processes for Managing Its Capital Structure

The Group's objectives when managing capital are to: (a) safeguard the entity's ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; (b) provide an adequate return to shareholders by pricing products and services commensurately with the level of risk; and (c) maintain a flexible capital structure which optimizes the cost of capital at acceptable risk.

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

Consistent with others in its industry, the Group monitors its capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of shareholders' equity. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

As at December 31:	2019	2018
Total debt	$35,418	$-
Less: cash and cash equivalents	(78,274)	(67,760)
Net debt	Not applicable	Not applicable
Shareholders' equity	353,612	386,376
Net debt-to-adjusted capital ratio	Not applicable	Not applicable

As at December 31:	2019	2018
Long-term debt	$35,418	$-
Shareholders' equity	353,612	386,376
Long-term debt-to-equity ratio	0.10	Not applicable

The above tables do not include: (i) a non-interest bearing long-term loan payable of $4,769 as at December 31, 2019 (2018: $3,981), which does not have a fixed repayment date; and (ii) long-term lease liabilities of $832 as at December 31, 2019 (2018: $nil).

Note 4.  Acquisitions of Consolidated Entities

During 2019, the Group's strategy, which was unchanged from 2018, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a manageable level. The ratios changed in 2019 as a result of issuance of bond payables.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 4. Acquisitions of Consolidated Entities (continued)

Years 2019 and 2018

There was no business combination during the years ended December 31, 2019 and 2018.

Year 2017

Effective October 1, 2017, the Group completed the acquisition of a metal processing company based in Europe. Pursuant to the transaction, the Group acquired the company which equalled the fair values of the identifiable assets acquired and the liabilities assumed on the closing date. Goodwill of $502 was recognized upon the acquisition of the metal processing company. The amount of acquisition-related costs was nominal, which was included in selling, general and administrative expenses in profit or loss. This acquisition was not considered a material business combination and did not have material impact on the Group's financial position. The metal processing company was sold during the year ended December 31, 2019.

Note 5. Assets Classified as Held for Sale

In March 2019, the Group commenced to liquidate a subsidiary on a voluntary basis (see Note 29). The liquidation process of the subsidiary was completed by December 31, 2019 and included in the consolidated statement of cash flows for the year ended December 31, 2019 after the commencement of its voluntary liquidation.

On December 31, 2016, the Group reclassified the assets and liabilities of a commodities trading subsidiary as held for sale, which had net assets held for sale of $15,770. The sale was completed in 2017 and included in the consolidated statement of cash flows for the year ended December 31, 2017.

Note 6. Business Segment Information

The Group is primarily in the merchant banking business, which includes its iron ore royalty, financial services and other resource interests and other proprietary investments. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group's investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

In 2019, the Group revised its reporting structure, which resulted in three separate and independently managed operating subgroups underneath its corporate umbrella. In reporting to management, the Group's operating results are currently categorized into the following operating segments: Iron Ore Royalty, Industrial Equity, Merkanti Holding, and All Other segments which include corporate activities. Corresponding information for the comparative years have been restated to conform with the current year's presentation.

Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (c) the types or classes of customers/clients for the products and services.

The Group's Iron Ore Royalty segment includes an interest in the Scully iron ore mine in Wabush, Newfoundland & Labrador, Canada. The Group's Industrial Equity segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, including natural gas, with a focus on East Asia. The Group's Merkanti Holding segment has a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated specialty trade finance and regulated merchant banking businesses with a focus on Europe and South America. In addition, Merkanti Holding plc owns two industrial real estate parks.

The All Other segment includes the Group's corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group's: (a) reported revenue; (b) net income; or (c) total assets.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 6. Business Segment Information (continued)

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group's reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenue and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment's assets and liabilities; (e) deferred income tax assets and liabilities are not allocated; and (f) gains or losses on dispositions of subsidiaries, write-offs of intercompany accounts, reclassification of realized cumulative translation adjustments from equity to profit or loss on disposals of subsidiaries, changes in intercompany account balances and cash used (received) in acquisition (disposition) of a subsidiary are allocated to corporate and included within the Group's All Other segment.

Segment Operating Results

	Year ended December 31, 2019
	Iron Ore Royalty	Industrial Equity	Merkanti Holding	All Other	Total
Revenue from external customers	$5,496	$100,184	$7,565	$22	$113,267
Intersegment sale	-	6	3,455	948	4,409
Interest expense	-	323	601	26	950
Income (loss) before income taxes	4,419	(15,840)	4,800	(10,163)	(16,784)

	Year ended December 31, 2018 (Restated)
	Iron Ore Royalty	Industrial Equity	Merkanti Holding	All Other	Total
Revenue from external customers	$1,732	$131,614	$6,405	$-	$139,751
Intersegment sale	-	25	3,546	2,760	6,331
Interest expense	-	1,770	12	-	1,782
Income (loss) before income taxes	185,780	(25,469)	1,199	6,319	167,829

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 6.  Business Segment Information (continued)

	Year ended December 31, 2017 (Restated)
	Iron Ore Royalty	Industrial Equity	Merkanti Holding	All Other	Total
Revenue from external customers	$8,868	$259,682	$5,484	$1	$274,035
Intersegment sale	-	361	5,244	1,843	7,448
Interest expense	-	4,098	833	-	4,931
Income (loss) before income taxes	7,435	(39,936)	2,647	(8,553)	(38,407)

	As at December 31, 2019
	Iron Ore Royalty	Industrial Equity	Merkanti Holding	All Other	Total
Segment assets	$222,385	$162,772	$117,790	$402	$503,349

	As at December 31, 2018 (Restated)
	Iron Ore Royalty	Industrial Equity	Merkanti Holding	All Other	Total
Segment assets	$224,043	$195,642	$86,369	$859	$506,913

	As at December 31, 2019
	Iron Ore Royalty	Industrial Equity	Merkanti Holding	All Other	Total
Segment liabilities	$53,489	$37,482	$45,808	$4,556	$141,335

	As at December 31, 2018 (Restated)
	Iron Ore Royalty	Industrial Equity	Merkanti Holding	All Other	Total
Segment liabilities	$55,369	$48,784	$7,168	$1,186	$112,507

	Year ended December 31, 2019
	Iron Ore Royalty	Industrial Equity	Merkanti Holding	All Other	Total
Cash (used in) provided by operating activities	$(98)	$1,678	$(2,685)	$(8,702)	$(9,807)
Cash used in investing activities	-	(7,262)	(1,174)	(1,766)	(10,202)
Cash (used in) provided by financing activities	-	(532)	35,133	191	34,792
Exchange rate effect on cash and cash equivalents	-	(2,710)	(1,771)	212	(4,269)
Change in cash and cash equivalents	$(98)	$(8,826)	$29,503	$(10,065)	$10,514

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 6.  Business Segment Information (continued)

	Year ended December 31, 2018
	Iron Ore Royalty	Industrial Equity	Merkanti Holding	All Other	Total
Cash provided by (used in) operating activities	$300	$(3,345)	$3,844	$(7,990)	$(7,191)
Cash provided by (used in) investing activities	-	46	(286)	(1,041)	(1,281)
Cash (used in) provided by financing activities	-	(858)	1	-	(857)
Exchange rate effect on cash and cash equivalents	-	1,672	577	(30)	2,219
Change in cash and cash equivalents	$300	$(2,485)	$4,136	$(9,061)	$(7,110)

	Year ended December 31, 2017
	Iron Ore Royalty	Industrial Equity	Merkanti Holding	All Other	Total
Cash provided by (used in) operating activities	$5,611	$(26,936)	$1,749	$16,379	$(3,197)
Cash provided by (used in) investing activities	-	5,375	(440)	(8,429)	(3,494)
Cash used in financing activities	-	(42,677)	-	(43)	(42,720)
Exchange rate effect on cash and cash equivalents	-	(11,140)	738	14,007	3,605
Change in cash and cash equivalents	$5,611	$(75,378)	$2,047	$21,914	$(45,806)

Geographic Information

Due to the highly integrated nature of international products and services, merchant banking activities and markets, and a significant portion of the Group's activities requiring cross-border coordination in order to serve the Group's customers and clients, the methodology for allocating the Group's profitability to geographic regions is dependent on estimates and management judgment.

Geographic results are generally determined as follows:

Segment	Basis for attributing revenue
Iron Ore Royalty	Locations of operations
Industrial Equity	Locations of external customers or the reporting units, whichever is appropriate
Merkanti Holding	Locations of external customers or the reporting units, whichever is appropriate
All Other	Locations of the reporting units

Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenue from external customers by geographic region of such customers, locations of operations or the reporting units, whichever is appropriate:

Years ended December 31:	2019	2018	2017
Canada	$13,730	$13,035	$19,595
Africa	4,114	4,254	4,283
Americas	5,880	1,786	22,446
Asia	1,909	1,549	14,894
Europe	87,634	119,127	212,817
	$113,267	$139,751	$274,035

Except for the geographic concentrations as indicated in the above table and a customer in the Industrial Equity segment located in Slovakia representing approximately 13% and 16%, respectively, of the Group's revenue for the years ended December 31, 2019 and 2018, there were no other revenue concentrations during the years ended December 31, 2019, 2018 and 2017.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 6.  Business Segment Information (continued)

The following table presents non-current assets other than financial instruments, deferred income tax assets and other non-current assets by geographic area based upon the location of the assets.

As at December 31:	2019	2018
Africa	$29,930	$33,258
Canada	293,974	297,537
Asia	24	20
Europe	52,800	52,914
	$376,728	$383,729

Note 7.  Securities

As at December 31:	2019	2018
Short-term securities
Equity securities at FVTPL, publicly traded	$1,822	$4
Equity securities at FVTPL, unlisted	1,130	-
Debt securities at FVTPL, publicly traded	2,403	1,068
Debt securities at FVOCI, publicly traded	8,819	6,328
	$14,174	$7,400
Long-term securities
Equity securities at FVTPL, publicly traded	$-	$701
Equity securities in an affiliate at FVTPL, unlisted	3,809	4,001
	$3,809	$4,702

Note 8.  Trade Receivables

As at December 31:	2019	2018
Trade receivables, gross amount	$4,204	$5,654
Less: Allowance for expected credit losses	(46)	(311)
Trade receivables, net amount	$4,158	$5,343

All trade receivables comprise accounts from contracts with customers and primarily arise from merchant banking activities.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 8.  Trade Receivables (continued)

As at December 31, 2019, the Group recognized a loss allowance of $46 (2018: $311) against its trade receivables. The movement in the loss allowance during the year ended December 31, 2019 and 2018 was as follows:

	Equal to lifetime expected credit losses
	Financial assets that are credit-impaired at year-end	Other trade Receivables	Total
Loss allowance: as at January 1, 2018	$-	$-	$-
Reclassification from IAS 39 upon initial adoption of IFRS 9	8,948	-	8,948
Additions for the year	21,817	87	21,904
Written off	(30,935)	-	(30,935)
Exchange effect	184	10	194
Other	-	200	200
Loss allowance: as at December 31, 2018	14	297	311
Additions for the year	443	-	443
Reversal	-	(83)	(83)
Written off	(409)	(199)	(608)
Exchange effect	(2)	(15)	(17)
Loss allowance: as at December 31, 2019	$46	$-	$46

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

During 2017, management of the Group continued to monitor and assess the collectability of the receivables related to a former insolvent customer. As a result of such reviews, the Group reversed and credited an allowance of $1,541 to profit or loss in the third quarter. During the fourth quarter, the Group deconsolidated subsidiaries which had trade receivables due from this former customer group (see Note 29). Furthermore, the Group increased the valuation allowance by $224 based on its revision of expected future cash flows. As such, the Group had net trade receivables of $21,375 due from this former customer group as at December 31, 2017.

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

For further discussions on credit risk, see Note 27.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 9.  Other Receivables

As at December 31:	2019		2018
Interest receivables	$145		$83
Contract assets under contracts with customers	-		295
Loans (net of allowance of $16 and $nil as of December 31, 2019 and 2018, respectively)	828	*	6,087	**
Indemnification asset (see Note 26)	6,362		-
Other	769		2,210
	$8,104		$8,675

* In 2019, the Group had various amounts owing from an affiliate owned by our Chairman equal to $828 (see Note 26).

** The loan, which was due from a former subsidiary, was written off in 2019.

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.

The movement of contract assets under contracts with customers for the years ended December 31, 2019 and 2018 was as follows:

	2019	2018
Balance, beginning of the year	$295	$876
A change in the time frame for a right to consideration to become unconditional	(295)	(581)
Balance, end of the year	$-	$295

For further discussions on credit risk, see Note 27.

Note 10. Inventories

As at December 31:	2019	2018
Raw materials	$1,877	$3,640
Work-in-progress	20	3,568
Finished goods	491	1,960
Commodity inventories	-	2,238
	$2,388	$11,406

Comprising:
Inventories contracted at fixed prices or hedged	$-	$9,432
Inventories - other	2,388	1,974
	$2,388	$11,406

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 11. Investment Property

All of the Group's investment property is located in Europe.

Changes in investment property included in non-current assets:	2019	2018
Balance, beginning of year	$37,804	$37,660
Change in fair value during the year	2,996	(274)
Disposals	-	(976)
Currency translation adjustments	(2,595)	1,394
Balance, end of year	$38,205	$37,804

The amounts recognized in profit or loss in relation to investment property during the years ended December 31, 2019, 2018 and 2017 are as follows:

Years ended December 31:	2019	2018	2017
Rental income	$1,652	$1,611	$1,510
Direct operating expenses (including repairs and maintenance) arising from investment property during the year	266	193	256

Note 12.  Property, Plant and Equipment

The following changes in property, plant and equipment were recorded during the year ended December 31, 2019:

Costs	Opening balance	Initial adoption of IFRS 16	Additions	Disposals	Dispositions of subsidiaries	Reclassification	Currency translation adjustments	Ending balance
Refinery and power plants	$68,559	$-	$219	$-	$-	$-	$(2,077)	$66,701
Processing plant and equipment	3,761	-	443	(326)	(1,019)	406	42	3,307
Office equipment	1,450	-	332	(291)	(95)	(406)	(70)	920
Office premises*	-	2,911	1,583	(278)	(2,500)	-	(162)	1,554
	$73,770	$2,911	$2,577	$(895)	$(3,614)	$-	$(2,267)	$72,482

Accumulated depreciation	Opening balance	Initial adoption of IFRS 16	Additions	Disposals	Dispositions of subsidiaries	Reclassification	Currency translation adjustments	Ending balance
Refinery and power plants	$12,763	$-	$2,641	$-	$-	$-	$(521)	$14,883
Processing plant and equipment	1,873	-	416	(326)	(842)	387	(54)	1,454
Office equipment	809	-	145	(136)	(36)	(387)	(29)	366
Office premises*	-	-	738	-	(367)	-	(5)	366
	15,445	$-	$3,940	$(462)	$(1,245)	$-	$(609)	17,069
Net book value	$58,325							$55,413

*right-of-use assets.

As at December 31, 2019, the net book value of right-of-use assets was $1,188.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 12.  Property, Plant and Equipment (continued)

The following changes in property, plant and equipment were recorded during the year ended December 31, 2018:

Costs	Opening balance	Additions	Disposals	Dispositions of subsidiaries	Impairments	Currency translation adjustments	Ending balance
Refinery and power plants	$92,434	$-	$(148)	$(27,214)	$-	$3,487	$68,559
Processing plant and equipment	3,703	88	(25)	-	(42)	37	3,761
Office equipment	1,135	340	(56)	-	(4)	35	1,450
	$97,272	$428	$(229)	$(27,214)	$(46)	$3,559	$73,770

Accumulated depreciation	Opening balance	Additions	Disposals	Dispositions of subsidiaries	Impairments	Currency translation adjustments	Ending balance
Refinery and power plants	$11,047	$2,775	$(148)	$(1,668)	$-	$757	$12,763
Processing plant and equipment	1,626	255	(10)	-	(27)	29	1,873
Office equipment	645	211	(60)	-	(4)	17	809
	13,318	$3,241	$(218)	$(1,668)	$(31)	$803	15,445
Net book value	$83,954						$58,325

As of December 31, 2019, the Group owned a power plant which had a carrying amount of $29,931. Pursuant to an assessment study of which the future cash flows were discounted at 8%, management concluded that there was no impairment loss on December 31, 2019. Numerous variables were utilized for this assessment, including inflation expectations, performance of contracts, discount rates, and maintenance costs. Any change in these assumptions and variables could have an impact on the valuation of the asset. If the discount rate had been 100 basis point higher, there would have been no change to the Group's net loss for the year ended December 31, 2019.

During the year ended December 31, 2018, the Group deconsolidated a subsidiary which owned a power plant (see Note 29).

During the year ended December 31, 2019, 2018 and 2017 respectively, no expenditures were recognized in the carrying amounts of items of property, plant and equipment in the course of their construction.

Note 13. Interests in Resource Properties

The Group's interests in resource properties as at December 31, 2019 and 2018 comprised the following:

	2019	2018
Interest in an iron ore mine	$216,575	$218,203
Hydrocarbon development and production assets	36,488	38,040
Exploration and evaluation assets – hydrocarbon probable reserves	12,367	12,367
Exploration and evaluation assets – hydrocarbon undeveloped lands	4,640	4,640
	$270,070	$273,250

The movements in the interest in an iron ore mine and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2019 were as follows:

Costs	Opening balance	Decommissioning obligations	Ending balance
Interest in an iron ore mine	$218,203	$-	$218,203
Hydrocarbon development and production assets	45,533	1,167	46,700
	$263,736	$1,167	$264,903

Accumulated depreciation	Opening balance	Additions	Ending balance
Interest in an iron ore mine	$-	$1,628	$1,628
Hydrocarbon development and production assets	7,493	2,719	10,212
	7,493	$4,347	11,840
Net book value	$256,243		$253,063

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 13. Interests in Resource Properties (continued)

The movements in the interest in an iron ore mine and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2018 were as follows:

Costs	Opening balance	Decommissioning obligations	Reversal of impairment losses	Ending balance
Interest in an iron ore mine	$30,000	$-	$188,203	$218,203
Hydrocarbon development and production assets	45,871	(338)	-	45,533
	$75,871	$(338)	$188,203	$263,736

Accumulated depreciation	Opening balance	Additions	Reversal of impairment losses	Ending balance
Interest in an iron ore mine	$-	$-	$-	$-
Hydrocarbon development and production assets	5,022	2,471	-	7,493
	5,022	$2,471	$-	7,493
Net book value	$70,849			$256,243

The movements in exploration and evaluation assets presented as hydrocarbon probable reserves and undeveloped lands during the years ended December 31, 2019 and 2018 were as follows:

	2019		2018
	Probable reserves	Undeveloped lands	Probable reserves	Undeveloped lands
Balance, beginning of year	$12,367	$4,640	$12,367	$9,335
Additions	-	-	-	-
Disposal	-	-	-	(4,695)
Balance, end of year	$12,367	$4,640	$12,367	$4,640

Interest in an iron ore mine

The Group derives revenue from a mining sub-lease of the lands upon which the Scully iron ore mine is situated in Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. The iron ore deposit is currently sub-leased to a third-party entity under certain lease agreements which will also expire in 2055. Pursuant and subject to the terms of the lease agreements, the Group collects royalty payments directly from a third-party operator based on a pre-determined formula, with a minimum payment of $3,250 per year which is deferred to contract liabilities under contracts with customers until earned as defined in the underlying lease agreements.

In 2017, a third party (the new operator) acquired the mine out of proceedings under the Companies' Creditors Arrangement Act (Canada). In 2018, the new operator announced that it had completed the financing for the mining operations on the iron ore mine and planned to recommence the operations in the summer of 2019. As a result of these new developments, management re-assessed whether there was any indication that previously recognized impairments for the asset might no longer exist or might have decreased. Pursuant to the re-assessment study of which the future cash flows were discounted at 8.3% per annum, management concluded that the previously recognized impairment loss of $188,203 should be reversed in the year ended December 31, 2018. Management performed another assessment on December 31, 2019 and concluded that there was no impairment.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 13. Interests in Resource Properties (continued)

Hydrocarbon properties

The Group owns hydrocarbon properties in western Canada. The majority of such operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. The Group's hydrocarbon development and production assets include producing natural gas wells, non-producing natural gas wells, producing oil wells and non-producing oil wells, but do not include a land position that includes net working interests in undeveloped acreage and properties containing probable reserves only, both of which are included in exploration and evaluation assets.

The recoverable amounts of the Group's hydrocarbon CGUs are determined whenever facts and circumstances provide impairment indicators. CGUs are mainly determined based upon the geographical region of the Group's producing properties. An impairment is recognized if the carrying value of a CGU exceeds the recoverable amount for that CGU. The Group determines the recoverable amount by using the greater of fair value less cost to sell and the value-in-use. Value-in-use is generally the future cash flows expected to be derived from production of proven and probable reserves estimated by the Company's third party reserve evaluators. These third party reserve engineers take many data points and forecasts into consideration when estimating the value-in-use of the CGU, including best estimates of future natural gas prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, non-expansionary capital expenditures and inflation.

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

On December 31, 2019, the Group changed its valuation methodology for these assets to value-in-use from fair value less costs to sell and performed an impairment assessment on its hydrocarbon properties utilizing a pre-tax discount rate of 10.0% and no impairments or reversals of impairments were recognized. The Group changed to use the pre-tax discount rate in 2019 so as to conform with general practices in the industry. Numerous variables were utilized for this assessment, including price forecasts, production assumptions, inflation expectations, maintenance, decommissioning obligations and capital expenditure estimates, among others. Any change in these assumptions and variables could have an impact on the valuation of the asset. If the discount rate had been 100 basis points higher, the Group's net loss would have been $388 higher in the year ended December 31, 2019.

Note 14.  Deferred Income Tax Assets and Liabilities

The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of the Group's deferred income tax assets and liabilities are as follows:

As at December 31:	2019	2018
Non-capital tax loss carry-forwards	$27,214	$26,363
Interests in resource properties	(60,589)	(56,904)
Other assets	(7,181)	(8,800)
Other liabilities	(10,456)	(11,345)
	$(51,012)	$(50,686)

Presented on the consolidated statements of financial position as follows:
Deferred income tax assets	$14,295	$15,735
Deferred income tax liabilities	(65,307)	(66,421)
Net	$(51,012)	$(50,686)

As at December 31, 2019, the Group had estimated accumulated non-capital losses, which expire in the following countries and regions as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 14.  Deferred Income Tax Assets and Liabilities (continued)

Country / Region	Gross amount	Amount for which no deferred income tax asset is recognized	Expiration dates
Canada	$35,359	$14	2035-2039
Germany	41	-	Indefinite
Malta	93,203	66,129	Indefinite
Africa	28,880	-	Indefinite

The utilization of the deferred tax assets is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences and the Group companies have suffered losses in either the current or preceding period(s) in the tax jurisdictions to which the deferred tax assets relate.

The Group companies' income tax, value-added tax and payroll tax filings are also subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group's income tax, value-added tax and payroll tax liability. If it is probable that management's estimate of the future resolution of these matters changes, the Group will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Note 15.  Account Payables and Accrued Expenses

As at December 31:	2019	2018
Trade and account payables	$9,921	$19,993	*
Interest payables	486	46
Value-added, goods and services and other taxes (other than income taxes)	477	831
Compensation	206	247
Contract liabilities under contracts with customers	4,637	5,198	*
Lease liabilities	364	-
Losses on corporate guarantees (see Note 19)	3,070	-
	$19,161	$26,315

*Reclassification from contract liabilities to trade and account payables.

Trade payables arise from the Group's day-to-day activities. The Group's expenses for services and other operational expenses are included in account payables. Generally, these payables and accrual accounts do not bear interest and have a maturity of less than one year.

On June 30, 2019, the Group recorded credit losses of $3,134 as related to losses on certain corporate guarantees. The provision amount changed to $3,070 as of December 31, 2019 due to the fluctuation of exchange rates.

In February 2018, the calling of a guarantee resulted in a provision for credit loss of $1,502 as at December 31, 2017. During the year ended December 31, 2018, the credit loss resulting from the calling of the guarantee was reduced by $833. The provision for the guarantee was no longer outstanding as at December 31, 2018.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 15.  Account Payables and Accrued Expenses (continued)

Contract liabilities under contracts with customers

The movements of contract liabilities under contracts with customers for the years ended December 31, 2019 and 2018 were as follows:

	2019	2018
Balance, beginning of the year	$6,446	$797
Considerations received	4,949	5,649	*
Reclassification to profit or loss upon satisfaction of performance obligations	(6,758)	-
Balance, end of the year	$4,637	$6,446	*

* Reclassification from contract liabilities to trade and account payables.

The Group expects to recognize the contract liabilities as revenue upon satisfaction of performance obligations in the following years:

	2019	2018
Year 1 after the year-end (included in current liabilities)	$4,637	$5,198	*
Year 2 after the year-end (included in long-term liabilities)	-	1,248
	$4,637	$6,446	*

* Reclassification from contract liabilities to trade and account payables.

Lease liabilities

Future lease payments included in the measurement of the lease liabilities as at December 31, 2019 are as follows:

Years ending December 31:	Principal	Interest	Total
2020	$364	$49	$413
2021	229	34	263
2022	196	19	215
2023	204	11	215
2024	203	3	206
	$1,196	$116	$1,312

As at December 31, 2019, the principal amounts of the lease liabilities were presented on the statement of financial position as follows:

Current liabilities	$364
Long-term liabilities	832
$1,196

As at December 31, 2019, the lease liabilities, which principally comprised office premises (see Note 12), have varying terms and are subject to the customary practices in the local regions. The Group expects to pay for these future lease payments from the operations. Management does not expect material exposure arising from variable lease payments, extension options and termination options, residual value guarantees and leases not yet commenced to which the Group is committed.

The Group recognized the following associated with its lease liabilities for the year ended December 31, 2019:

Amount
Interest expense	$71
Expense relating to short-term leases with payments directly charged to profit or losses	881
Expense relating to leases of low-value assets with payments directly charged to profit or losses	-
Expense relating to variable lease payments not included in the measurement of lease liabilities	-
Total cash outflows for leases	1,824
Depreciation charge for right-of-use assets (see Note 12)	738
Carrying amount of right-of-use assets at the end of the reporting period (see Note 12)	1,188

Minimum lease payments recognized as expenses were $2,303 (including contingent rents of $423) and $3,120 (including contingent rents of $115) for the year ended December 31, 2018 and 2017, respectively.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 16. Bond Payables

In August 2019, a subsidiary completed a public issue of bonds with an aggregate nominal amount of $36,511 (€25,000), less commissions and issuance costs totalling $1,078 (€738). The bonds are redeemable in August 2026, interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate at 4.41%) and secured by the Group's investment property and real estate held for sale under the German Law Mortgages and Pledges. To the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity. As at December 31, 2019, the carrying amount of the bond payables was $35,418 (nominal amount of $36,458 or €25,000).

For the movement of bond payables in the year ended December 31, 2019, see Note 25.

As at December 31, 2019, the contractual maturities of the bond payables are as follows:

Years ending December 31:	Principal	Interest	Total
2020	$-	$1,458	$1,458
2021	-	1,458	1,458
2022	-	1,458	1,458
2023	-	1,458	1,458
2024	-	1,458	1,458
Thereafter	36,458	2,916	39,374
	$36,458	$10,206	$46,664

Note 17. Decommissioning Obligations

	2019	2018
Decommissioning obligations, beginning of year	$13,641	$13,699
Changes in estimates	1,167	(338)
Accretion	210	280
Decommissioning obligations, end of year	$15,018	$13,641

Decommissioning obligations represent the present value of estimated remediation and reclamation costs associated with hydrocarbon properties and property, plant and equipment. As at December 31, 2019 and 2018, management revised its estimates of the expected decommissioning obligations related to its hydrocarbon production and processing assets. The Group discounted the decommissioning obligations using an average discount rate of 1.61% (2018: 1.98%), which is the risk-free rate in Canada for blended government securities.

The Group's decommissioning obligations are unsecured and will be funded from future cash flows from operations.

Note 18. Shareholders' Equity

Capital Stock

The authorized share capital of Scully is US$450,000 divided into 300,000,000 common shares of US$0.001 par value each and 150,000,000 preference shares divided into US$0.001 par value each.

Holders of common shares may receive dividends declared by the Company in accordance with the Company's memorandum and articles of association, subject to any preferential dividend rights of any other classes or series of preference shares issued and outstanding. Holders of common shares are entitled to one vote per share at any general or special meeting of shareholders. The holders of common shares have the right on the winding up or dissolution of the Company to participate in the surplus assets of the Company in accordance with the provisions of the memorandum and articles of association of the Company, subject to the rights of any issued and outstanding preference shares.

All of the Company's issued capital stock is fully paid.

Treasury Stock

As at December 31:	2019	2018
Total number of common shares held as treasury stock	65,647	65,647
Total carrying amount of treasury stock	$2,643	$2,643

All of the Company's treasury stock is held by wholly-owned subsidiaries.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 19. Consolidated Statements of Operations

Revenue

The Group's revenue comprised:

Years ended December 31:	2019	2018	2017
Merchant banking products and services	$101,013	$124,059	$249,581
Interest	1,057	676	973
Dividends	-	168	-
Gain on securities, net	931	3,856	-
Other, including medical and real estate sectors	10,266	10,992	23,481
Revenue	$113,267	$139,751	$274,035

The revenue of $101,013 from merchant banking products and services for the year ended December 31, 2019 comprised metals of $77,527, natural gas of $7,712, royalty revenue of $5,687, power and electricity of $4,075, fees of $3,547 and food products of $2,465. Revenue from merchant banking products are generally recognized from contracts with customers.

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

The Group's revenue includes the revenue of the metals processing acquisition from October 1, 2017. The metals processing was disposed of in September 2019. Another metal processing line which comprised two subsidiaries was disposed of in October 2019. See Note 2C(iv).

Effective January 31, 2017, the Group completed the sale of a non-core commodities trading subsidiary which focused on Latin America. Effective October 1, 2017, the Group disposed of certain subsidiaries, including certain commodities trading subsidiaries in Europe. In September 2018, the Group disposed of certain European subsidiaries which did not have significant business activities.

During the year ended December 31, 2018, the Group reclassified certain revenue related to its iron ore royalty interest to contract liabilities. This was accounted for as a change in accounting estimates under IAS 8 and, as a result, during the year ended December 31, 2018, the Group reversed $2,437 which was previously recognized as revenue in the year ended December 31, 2017 and classified the amount to contract liabilities. During the year ended December 31, 2019, those prepayments were applied to reduce the cash inflows from the royalty earned in 2019.

During the year ended December 31, 2017, the Group recognized $5,619 for the underpayment of resource property royalties from prior years, which was included in revenue from merchant banking products and services.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 19. Consolidated Statements of Operations (continued)

Expenses

The Group's costs of sales and services comprised:

Years Ended December 31:	2019	2018	2017
			(Restated)
Merchant banking products and services	$95,189	$119,552	$223,049
Market value (increase) decrease on commodity inventories	(160)	109	(400)
Write-down of inventories	1,822	-	-
(Gain) loss on derivative contracts, net	(122)	794	(1,934)
Loss on securities, net	-	-	619
Gain on dispositions of subsidiaries, net	(2,243)	(25,099)	(1,087)
Gains on settlements and derecognition of liabilities	(1,168)	(9,502)	(3,779)
Change in fair value of loan payable at FVTPL	979	167	-
Other, including medical and real estate sectors	2,264	9,188	11,889
Total costs of sales and services	$96,561	$95,209	$228,357

Credit losses, which were included in costs of sales and services in the years ended December 31, 2018 and 2017, were reclassified and shown separately on the current year's consolidated statements of operations.

The Group's net gain on dispositions of subsidiaries comprised:

Years Ended December 31:	2019	2018	2017
Net (liabilities) assets in excess of considerations received	$(485)	$(25,771)	$10,219
Reclassification adjustment for the exchange differences upon dispositions of subsidiaries	(1,758)	672	(11,306)
Gain on dispositions of subsidiaries, net (see Note 29)	$(2,243)	$(25,099)	$(1,087)

The Group included the following items in costs of sales and services:

Years ended December 31:	2019	2018	2017
Inventories as costs of goods sold (including depreciation expenses allocated to costs of goods sold)	$72,414	$92,138	$206,644

The Group's credit losses comprised:

Years ended December 31:	2019	2018	2017
Credit losses on loans and receivables and guarantees, net of recoveries	$13,398	$34,985	$23,923

The credit losses included losses of $6,087 on receivable due from a former consolidated entity in the year ended December 31, 2019 (2018: $9,957 and 2017: $8,585). The credit losses also included losses of $3,200 relating to the consideration from the sale of a subsidiary, which is no longer expected to be received, and $3,134 on certain corporate guarantees (see Notes 15 and 26) in the year ended December 31, 2019. The Group recognized credit losses from the write-offs of royalty income receivables of $nil, $3,875 and $1,425 in the year ended December 31, 2019, 2018 and 2017, respectively. The credit losses were recognized on the financial assets that were credit-impaired at the reporting date.

The Group's selling, general and administrative expenses comprised:

Years ended December 31:	2019	2018	2017
Compensation (wages and salaries)	$6,762	$10,305	$16,369
Legal and professional	5,050	4,469	8,860
Accounting	1,965	1,784	1,979
Consulting and fees	2,365	4,276	5,506
Depreciation and amortization	502	254	1,640
Office	874	1,026	1,797
Reimbursement of expenses (net of recovery)	749	(1,579)	(2,387)
Other	4,306	5,830	11,708
	$22,573	$26,365	$45,472

Additional information on the nature of costs and expenses

Years Ended December 31:	2019	2018	2017
Depreciation, amortization and depletion	$8,287	$5,712	$6,732
Employee benefits expenses*	13,727	18,403	21,016

* Employee benefits expenses do not include the directors' fees. For directors' fees, see Note 26.

During the year ended December 31, 2018, certain of the Group's subsidiaries entered into a court-approved settlement agreement related to proceedings respecting the insolvent estate of certain of our former hydrocarbon subsidiaries. As a result of the settlement, the Group incurred a non-cash charge of $5,600, which was the carrying value of assets which the Group contributed under the settlement.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 20. Share-Based Compensation

The 2017 Equity Incentive Plan, referred to as the "2017 Plan", was adopted by the Company on July 14, 2017.

Pursuant to the terms of the 2017 Plan, the board of directors, the Compensation Committee or such other committee as is appointed by the board of directors to administer the Incentive Plan, may grant stock options, restricted stock rights, restricted stock, performance share awards, performance share units and stock appreciation rights under the 2017 Plan, establish the terms and conditions for those awards, construe and interpret the 2017 Plan and establish the rules for the 2017 Plan's administration. Such awards may be granted to employees, non-employee directors, officers or consultants or any affiliate or any person to whom an offer of employment with the Group or any affiliate is extended. Such committee has the authority to determine which employees, non-employee directors, officers, consultants and prospective employees should receive such awards.

Subject to adjustment for changes in capitalization, the total number of Common Shares subject to all awards under the 2017 Plan is 575,403 Common Shares.

Pursuant to a plan of arrangement which was completed in 2017, 40,000 options were issued under the 2017 Plan in exchange for options issued and outstanding under a previous equity incentive plan.

On December 1, 2017, the Company issued 535,000 options to directors, officers, employees and consultants with an exercise price of US$8.76 per Common Share and an expiry date of December 1, 2027.

On May 12, 2018, a Group executive surrendered for cancellation 20,000 options to purchase the Company's common shares. On the same date, the Company granted to a different employee options to purchase 20,000 of the Company's common shares at an exercise price of US$8.76 per share. The options vested immediately and expire on December 1, 2027.

In July 2019, stock options to purchase 20,000 of the Company's common shares at US$8.76 per share were exercised. The closing price of the Company's common share was US$14.76 per share on the date of the exercise.

The following table is a summary of the changes in stock options granted under the plans:

	2017 Plan		2008 Plan
	Number of options	Weighted average exercise price per share (US$)	Number of options	Weighted average exercise price per share (US$)
Outstanding as at December 31, 2016	-	-	40,000	40.05
Exchanged under the plan of arrangement	40,000	40.05	(40,000)	40.05
Granted	535,000	8.76	-	-
Outstanding as at December 31, 2017	575,000	10.94	-	-
Forfeited	(125,000)	13.77	-	-
Cancelled	(20,000)	40.05	-	-
Granted	20,000	8.76	-	-
Outstanding as at December 31, 2018	450,000	8.76	-	-
Forfeited	(4,000)	8.76	-	-
Exercised	(20,000)	8.76	-
Outstanding as at December 31, 2019	426,000	8.76	-
As at December 31, 2019:
Options exercisable	426,000	8.76	-
Options available for granting in future periods	129,403		-

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 20. Share-Based Compensation (continued)

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2019:

	Options Outstanding and Exercisable
Exercise Price per Share (US$)	Number outstanding	Weighted average remaining contractual life (in years)
$8.76	426,000	7.92

The following table summarizes the share-based compensation expenses recognized by the Group:

Years ended December 31:	2019	2018	2017
Share-based compensation expenses arising from stock options granted by the Company	$-	$69	$2,876

The weighted average assumptions and inputs used in calculating the fair value of the stock options granted on May 12, 2018 and December 1, 2017, respectively, using the Black-Scholes-Merton formula are as follows:

	2018	2017
Number of options granted	20,000	535,000
Vesting requirements	Immediately	Immediately
Contractual life	9.54 years	10 years
Method of settlement	In equity	In equity
Exercise price per share	US$8.76	US$8.76
Market price per share on grant date	US$6.30	US$8.40
Expected volatility	37.86%	37.74%
Expected option life	9.54 years	10 years
Expected dividends	0.00%	0.00%
Risk-free interest rate	2.93%	2.38%
Fair value of option granted (per option)	$3.44 (US$2.69)	$5.38 (US$4.22)

The expected volatility was determined based on the historical price movement over the expected option life, with adjustments for underlying businesses. The stock option holders are not entitled to dividends or dividend equivalents until the options are exercised.

The aggregate fair value of options granted was $nil, $69 and $2,876, respectively, which was recognized as share-based compensation expense in the Group's consolidated statement of operations, for the years ended December 31, 2019, 2018 and 2017.

Note 21. Income Taxes

(Loss) income before income taxes comprised:

Years ended December 31:	2019	2018	2017
Canada	$(1,691)	$170,538	$7,360
Outside Canada	(15,093)	(2,709)	(45,767)
	$(16,784)	$167,829	$(38,407)

The components of income tax expense comprised:

Years ended December 31:	2019	2018	2017
Current taxes	$(384)	$(867)	$(3,744)
Deferred taxes	(98)	(55,238)	(3,141)
Resource property (expense) recovery	(1,137)	487	(1,773)
	$(1,619)	$(55,618)	$(8,658)

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 21. Income Taxes (continued)

A reconciliation of (loss) income before income taxes to the provision for income taxes in the consolidated statements of operations is as follows:

Years ended December 31:	2019	2018	2017
(Loss) income before income taxes	$(16,784)	$167,829	$(38,407)
Computed recovery (expense) of income taxes	$4,743	$(50,137)	$9,792
Decrease (increase) in income taxes resulting from:
Effect of change in income tax rate	891	-	-
Other non-taxable income	24	45	7
Revisions to prior years	88	(1,355)	4,650
Capital gains and losses on dispositions, net	(7,663)	(5,357)	(3,150)
Resource property revenue taxes	(830)	356	(1,311)
Unrecognized losses in current year	(228)	(1,411)	(20,916)
Previously unrecognized deferred income tax assets, net	1,229	3,041	2,877
Permanent differences	(178)	(306)	(363)
Other, net	305	(494)	(244)
Provision for income taxes	$(1,619)	$(55,618)	$(8,658)

The income tax recovery and expense were computed using the domestic rate in each individual jurisdiction. Scully has a zero tax rate under its tax jurisdiction.

In addition, the aggregate current and deferred income tax relating to items that are charged directly to other comprehensive income or loss was an expense of $nil for the years ended December 31, 2019, 2018 and 2017.

Note 22.  (Loss) Earnings Per Share

(Loss) earnings per share data for the years ended December 31, 2019, 2018 and 2017 are summarized as follows:

	2019	2018	2017
Basic loss (income) attributable to holders of common shares	$(18,553)	$112,276	$(47,855)
Effect of dilutive securities:	-	-	-
Diluted (loss) income	$(18,553)	$112,276	$(47,855)

	Number of Shares
	2019	2018	2017
Weighted average number of common shares outstanding — basic	12,543,271	12,534,801	12,544,141
Effect of dilutive securities:
Options	-	-	-
Weighted average number of common shares outstanding — diluted	12,543,271	12,534,801	12,544,141

	2019	2018	2017
(Loss) earnings per share — basic and diluted	$(1.48)	$8.96	$(3.81)

In 2019, 2018 and 2017, the Group's potential ordinary shares include stock options outstanding.

As at December 31, 2019, 2018 and 2017, there were 426,000, 450,000 and 575,000 stock options, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the year ended December 31, 2019, 2018 and 2017.

Note 23.  Dividends Paid

The Company did not declare nor pay dividends during the years ended December 31, 2019, 2018 and 2017.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 24.  Commitments and Contingencies

Litigation

The Group is subject to routine litigation incidental to its business and is named from time to time as a defendant and is a plaintiff from time to time in various legal actions arising in connection with its activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of the Group's operations, various legal and tax matters are outstanding from time to time, including periodic audit by various tax authorities.

One of the Group's subsidiaries is disputing certain assessments by the relevant tax authorities related to expatriate staff payroll tax, and the Group has appealed these matters locally. Management believes that it is more likely than not that it will be successful in this appeal, however the timing is unknown. The total amount of the assessments is $2,996 of which $899 has been paid in dispute. The amount that has been paid has been written off due to management's expectations of probability of recovery.

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the Group in the amount of approximately $63,874 (€43,800). The Group believes that such claim is without merit and intends to vigorously defend such claim. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on the Group's financial condition or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, the Company cannot provide certainty as to the outcome.

Currently, based upon information available, management does not believe any such matters would have a material adverse effect upon the Group's financial condition or results of operations as at December 31, 2019. However, due to the inherent uncertainty of litigation, there cannot be certainty as to the eventual outcome of any case. If management's current assessments are incorrect or if management is unable to resolve any of these matters favourably, there may be a material adverse impact on the Group's financial performance, cash flows or results of operations.

Rights to Subscribe to Shares in Subsidiaries

During 2017, two subsidiaries of the Group entered into agreements with third party employee incentive corporations whereby the latter were granted the rights to buy up to 10% of the share capital of the subsidiaries on a diluted basis at a price to be no less or more than the then existing net tangible asset value. The rights expire in 10 years. Upon the occurrence of a change in control event as defined in the agreements, certain rights to purchase shares in the entities with pre-determined prices were issued subsequent to December 31, 2019, exercisable until 2026.

Note 25.  Consolidated Statements of Cash Flows - Supplemental Disclosure

Interest paid and received, dividends received and income taxes paid are classified as operating activities. Dividends paid are classified as financing activities. Income taxes paid include the payments of advance tax prepayments and are net of tax cash refunds.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 25.  Consolidated Statements of Cash Flows - Supplemental Disclosure (continued)

There are no circumstances in which cash and cash equivalents held by an entity are not available for use by the Group other than amounts presented as restricted cash. See "Currency Risk" in Note 27.

Consolidated cash flows statement – reconciliation of liabilities arising from financing activities

Years ended December 31:	2019	2018	2017
Bond payables, opening balance	$-	$-	$-
Cash flows	35,433	-	-
Non-cash changes:
Accretion	533	-	-
Cumulative translation adjustments	(548)	-	-
Bond payables, ending balance (see Note 16)	$35,418	$-	$-

Years ended December 31:	2019	2018	2017
Lease liabilities, opening balance	$-	$-	$-
Cash flows	(943)	-	-
Non-cash changes:
Initial adoption of IFRS 16	2,911	-	-
Additions	1,583	-	-
Dispositions of subsidiaries	(487)	-	-
Accretion	71	-	-
Termination	(1,809)	-	-
Cumulative transaction adjustments	(130)	-	-
Lease liabilities, ending balance (see Note 15)	$1,196	$-	$-

Years ended December 31:	2019	2018	2017
Bank debt, opening balance	$-	$43,733	$116,813
Cash flows	-	-	(42,253)
Non-cash changes:
Dispositions of subsidiaries	-	(45,465)	(34,996)
Accretion	-	94	187
Rollover of interest expenses into principal	-	286	-
Cumulative translation adjustments	-	1,352	3,982
Bank debt, ending balance	$-	$-	$43,733

Non-cash transactions

Non-cash transactions during the year ended December 31, 2019: (1) a subsidiary of the Group settled liabilities of $1,128 by delivering shares of one of its subsidiaries; and (2) the acquisition of a noncontrolling interest in the aforementioned subsidiary by an offset of a receivable of $390.

Non-cash transactions during the year ended December 31, 2018: (1) a non-cash settlement loss of $5,600 which represented the carrying amounts of assets that the Group contributed under a court-approved settlement agreement (see Note 19); and (2) the deconsolidation of a subsidiary resulting in recognition of a long-term non-interest bearing loan payable of $3,645 (see Note 29).

Non-cash transactions during the year ended December 31, 2017: (1) sale of the shares of a non-core Latin America focused commodities trading subsidiary to a company controlled by the former President of the Company (see Note 26); (2) dispositions of subsidiaries (see Note 29); (3) offsetting of a payable of $12,264 due to a former subsidiary against a receivable due from the same entity; (4) redemption of preferred shares of $52,299 in a subsidiary held by the former subsidiary in an exchange of trade receivables with a fair value of $52,299; and (5) offsetting of long-term deposit liabilities of $545 against finance lease receivables.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 26.  Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties, which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company's directors, Chairman, President, Chief Executive Officer and Chief Financial Officer. This section does not include disclosure, if any, respecting open market transactions, whereby a related party acts as an investor of the Company's securities or the bonds of Merkanti Holding plc.

The Group had the following transactions with its related parties:

Years ended December 31:	2019	2018	2017
Fee income	$10	$-	$-
Interest income	31	-	-
Dividends received	-	168	-
Royalty expenses	(210)	-	-
Credit losses on corporate guarantees	(3,134)	-	-
ECL allowance under IFRS 9	(16)	-	-
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(811)	-	-

From time to time the Group has entered into arrangements with a company owned by the Group's Chairman to assist the Group to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for the Group's ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by the Group's Chairman or the company controlled by him. Pursuant to this arrangement, as at December 31, 2019, the Group held: (i) an indemnification asset of $6,362 (see Note 9) relating to a secured indemnity provided by such company to a subsidiary of the Group to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of the Group's subsidiaries and another subsidiary that was put into dissolution by the Group in 2019; and (ii) a loan to such company of $828 (see Note 9), bearing interest at 6.3%, which was made in the year ended December 31, 2019 in order to facilitate the acquisition of securities for the Group's benefit.

In addition, pursuant to this arrangement, during the year ended December 31, 2019, the Group: (i) reimbursed such company $811 (as set forth in the table above) at cost for expenses, primarily consisting of employee benefits and lease and office expenses; and (ii) sold a non-core metals processing business to a company controlled by its Chairman for nominal consideration (€1.00), which represented the arm's length transaction price. This metals processing business operated out of a leased property with leased equipment. Over the past fifteen years, the landlord of the land and equipment refused to incur any capital expenditures or to make any necessary improvement to the facility. Without these necessary capital upgrades and improvements, the subsidiary's maintenance costs increased and productivity decreased such that it could no longer be operated on a profitable or sustainable basis. After reporting a net loss in the year ended December 31, 2018, it continued to report losses in the year ended December 31, 2019, which resulted in the subsidiary having negative net equity on a consolidated basis. As a result, the transaction did not result in the transfer of any net economic benefit to the company controlled by the Group's Chairman and the sale for nominal consideration resulted in the recognition of a non-cash accounting gain of $906 in the year ended December 31, 2019. Subsequent to the sale, this former subsidiary entered into an insolvency administration process in Germany. The Group recognized credit losses of $3,134 on corporate guarantees issued to certain trading partners of this former subsidiary prior to its disposition.

As set forth in the table above, the Group had royalty expenses of $210 in the year ended December 31, 2019 that were paid to a company in which it holds a minority interest and that is a subsidiary of the operator of the underlying mine.

During the year ended December 31, 2019, the Group's Chairman was a subscriber in the issuance of public bonds by Merkanti Holding plc in the amount of $462 (€316), being approximately 1.25% of the total offering and total bonds outstanding as at December 31, 2019.

In January 2017, in connection with its previously announced strategy to re-allocate capital and resources and exit certain products and geographies, the Group sold the shares of a non-core Latin America focused commodities trading subsidiary to a company controlled by a former officer who resigned as the president and chief executive officer of the former holding company in March 2017 and as the director in May 2018. Under the transaction, the Group received total consideration of $14,413, including 90,000 common shares of the former holding company and the release of any further obligations to issue shares in connection with a prior share purchase agreement between the parties. See Note 29.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 26.  Related Party Transactions (continued)

Key management personnel

The Group's key management personnel comprise the members of its Board of Directors, President, Chief Executive Officer and Chief Financial Officer. The remuneration of key management personnel of the Group was as follows:

Years ended December 31:	2019		2018	2017
Short-term employee benefits	$1,451	*	$1,245	$1,777
Directors' fees	531		594	576
Share-based compensation	-		-	713
Total	$1,982		$1,839	$3,066

*Included the net pay and expenses.

The share-based compensation for the year ended December 31, 2017 comprised $323 and $390, respectively, on the stock options granted to directors and other key management personnel (see Note 20).

Note 27.  Financial Instruments

The fair values of the Group's financial instruments as at December 31, 2019 and 2018, other than those with carrying amounts that approximate their fair values due to their short-term nature, are summarized as follows:

As at December 31:	2019		2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Fair value through profit or loss:
Equity securities	$6,761	$6,761	$4,706	$4,706
Derivative assets	-	-	209	209
Debt securities	2,403	2,403	1,068	1,068
Fair value through other comprehensive income
Debt securities	8,819	8,819	6,328	6,328

Financial Liabilities:
Financial liabilities measured at amortized cost:
Bond payables	$35,418	$36,603	$-	$-
Fair value through profit or loss:
Derivative liabilities	-	-	37	37
Loan payable	4,769	4,769	3,981	3,981

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

The fair values of financial assets measured at FVTPL and FVTOCI are based on quoted market prices (Level 1 fair value hierarchy) or a valuation method with observable inputs (Level 2 fair value hierarchy). For investments in certain specialized investment funds which are measured at FVTPL, their fair values are based on a valuation model with inputs that are unobservable (Level 3 fair value hierarchy). The carrying amounts of cash and cash equivalents, short-term receivables and account payables and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their fair values.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 27.  Financial Instruments (continued)

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

The fair values of the bond payables are based on the quoted market price from the Malta Stock Exchange at which the bonds are traded (Level 1 fair value hierarchy). The fair value of the loan payable is estimated using an appropriate valuation method. Inputs to the valuation technique are unobservable (Level 3 fair value hierarchy).

The following tables present the Group's financial instruments measured at fair value on the consolidated statements of financial position classified by level of the fair value hierarchy as at December 31, 2019 and 2018, respectively:

As at December 31, 2019	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Equity securities	$1,822	$3,809	$1,130	$6,761
Debt securities	2,403	-	-	2,403
Fair value through other comprehensive income:
Debt securities	8,819	-	-	8,819
Total	$13,044	$3,809	$1,130	$17,983

Financial Liabilities:
Fair value through profit or loss:
Loan payable	$-	$-	$4,769	$4,769

As at December 31, 2018	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Equity securities	$705	$4,001	$-	$4,706
Debt securities	1,068	-	-	1,068
Derivative assets	-	209	-	209
Fair value through other comprehensive income:
Debt securities	6,328	-	-	6,328
Total	$8,101	$4,210	$-	$12,311

Financial Liabilities:
Fair value through profit or loss:
Derivative liabilities	$-	$37	$-	$37
Loan payable	-	-	3,981	3,981
	$-	$37	$3,981	$4,018

As at December 31, 2019 and 2018, the Group held an investment in a privately held company which was measured at FVTPL. The fair value was determined using discounted cash flows at prevailing market rates of interest for similar instruments with observable inputs (Level 2 fair value hierarchy).

As at December 31, 2019 and 2018, a subsidiary of the Group has a loan payable with a former subsidiary which is non-interest bearing, is without recourse to the Group and has no fixed repayment date. The loan payable was measured at FVTPL at its initial recognition, as permitted under IFRS, on a fair value basis in accordance with a documented investment strategy. The undiscounted contractual amount due out of surplus cash of the subsidiary is $54,641 (US$42,070) and is expected to be repaid in greater than 14 years. As at December 31, 2019, the difference between the carrying amount of the loan payable and the amount the Group would be contractually required to pay at maturity was $49,872. The fair value is determined using a discount rate for similar instruments with unobservable inputs (Level 3 fair value hierarchy), which included the sale price, demand for products, production and labour costs in the future periods. The actual repayment may be significantly different from both the carrying amount and the amount due at maturity. Sensitivity to changes in the discount rate is included under "Interest Rate Risk" in this Note 27.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 27.  Financial Instruments (continued)

Generally, management of the Group believes that current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Group uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposure, avoidance of undue concentration of risk and requirements for collateral (including letters of credit and bank guarantees) to mitigate credit risk. The Group has risk managers and other personnel to perform checking functions and risk assessments so as to ensure that the Group's procedures and policies are complied with.

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

The nature of the risks that the Group's financial instruments are subject to as at December 31, 2019 is set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and cash equivalents and restricted cash	X		X	X
Equity securities			X		X
Debt securities	X			X	X
Derivative securities and financial liabilities	X	X	X		X
Receivables	X		X
Account payables and accrued expenses		X	X
Bond payables		X		X	X
Loan payable				X

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

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Financial instruments which potentially subject the Group to credit risk consist of cash and cash equivalents and restricted cash, derivative financial instruments, receivables and committed transactions (including loan commitments and financial guarantee contracts). The Group has deposited cash and cash equivalents and entered into derivative financial instrument contracts with reputable financial institutions with high credit ratings and management believes the risk of loss from these counterparties to be remote.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 27.  Financial Instruments (continued)

Most of the Group's credit exposure is with counterparties in the merchant banking businesses and are subject to normal industry credit risk. The Group has receivables from various entities and credit risk from trade receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements. The Group routinely monitors credit risk exposure, including sector, geographic and corporate concentrations of credit and set and regularly review counterparties' credit limits based on rating agency credit ratings and/or internal assessments of the customers and industry analysis. The Group also uses factoring and credit insurances to manage credit risk. Management believes that these measures minimize the Group's overall credit risk; however, there can be no assurance that these processes will protect the Group against all losses from non-performance.

The Group measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses or 12-month expected credit losses (see Note 2B(vii)).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date.

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

Financial instruments are not considered to have low credit risk when they are regarded as having a low risk of loss simply because of the value of collateral and the financial instrument without that collateral would not be considered low credit risk. Financial instruments are also not considered to have low credit risk simply because they have a lower risk of default than the Group's other financial instruments or relative to the credit risk of the jurisdiction within which the Group operates.

To determine whether a financial instrument has low credit risk, the Group may use its internal credit risk ratings or other methodologies that are consistent with a globally understood definition of low credit risk and that consider the risks and the type of financial instruments that are being assessed. Generally, an external rating of "investment grade" is an example of a financial instrument that may be considered as having low credit risk. Financial instruments are considered to have low credit risk from a market participant perspective taking into account all of the terms and conditions of the financial instrument.

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired include observable data about the following events: (a) significant financial difficulty of the issuer or the borrower; (b) a breach of contract, such as a default or past due event; (c) the lender(s) of the borrower, for economic or contractual reasons relating to the borrower's financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; (d) it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; (e) the disappearance of an active market for that financial asset because of financial difficulties; or (f) the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses. It may not be possible to identify a single discrete event; instead, the combined effect of several events may have caused financial assets to become credit-impaired.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 27.  Financial Instruments (continued)

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

The average contractual credit period for trade receivables is 30-60 days and up to 180 days for certain sales.

The maximum credit risk exposure as at December 31, 2019 is as follows:

Cash and cash equivalents and restricted cash	$78,359
Receivables	12,262
Amounts recognized in the consolidated statement of financial position	90,621
Guarantees	-
Maximum credit risk exposure	$90,621

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

In February 2018, the calling of a guarantee resulted in a provision for credit loss of $1,502 as at December 31, 2017 (see Note 15). During the year ended December 31, 2018, the credit loss resulting from the calling of the guarantee was reduced by $833 and was no longer outstanding as at December 31, 2018.

During the year ended December 31, 2019, the Group recognized a provision of $3,134 for credit losses on guarantees in its consolidated statement of operations.

See sub-heading of "Concentration risk" in this note on credit risk concentration.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group requires liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to operate its merchant banking business. The Group puts in place an actively managed production and capital expenditure budgeting process for major capital programs. The Group's approach to managing liquidity is to ensure, as far as possible, that it always has sufficient liquidity to meet its liabilities when they fall due, under normal and stress conditions, without incurring unacceptable losses. The Group maintains an adequate level of liquidity, with a portion of its assets held in cash and cash equivalents. The Group also maintains adequate banking facilities, including refinancing arrangements. It is the Group's policy to invest cash in bank deposits for a period of less than three months. The Group may also invest in cash deposits with an original maturity date of more than three months so as to earn higher interest income.

Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. As at December 31, 2019, the Group had long-term bond payables with interest payable annually and repayment of principal due in 2026. The timing of future payments is based on the Group's historical payment patterns and management's interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the payment projection or be amounts significantly different from those indicated in the payment projection.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 27.  Financial Instruments (continued)

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to risks from changes in foreign currency exchange rates, particularly the Euro, Canadian dollar and U.S. dollar. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group's exposure to foreign currency risk on material contracts (including intercompany loans) denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2019 and 2018, the Group did not have any foreign currency derivative financial instruments (foreign currency forward contracts and options) outstanding.

The Group holds cash balances in renminbi ("RMB") in the People's Republic of China ("PRC"). The PRC imposes controls on the convertibility of RMB, the official currency of the PRC, into foreign currencies. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC").

The Group does not have any material exposure to highly inflationary foreign currencies.

Sensitivity analysis:

At December 31, 2019, if the U.S. dollar had weakened 10% against the Group companies' functional currencies with all other variables held constant, net loss for the year ended December 31, 2019 would have been $653 lower. Conversely, if the U.S. dollar had strengthened 10% against the Group companies' functional currencies with all other variables held constant, net loss for the year ended December 31, 2019 would have been $619 higher. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument liabilities (net of assets) owed by entities whose functional currencies were not the U.S. dollar. There would have been no material impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2019, if the Euro had weakened 10% against the Group companies' functional currencies with all other variables held constant, net loss for the year ended December 31, 2019 would have been $7,554 lower. Conversely, if the Euro had strengthened 10% against the Group companies' functional currencies with all other variables held constant, net loss for the year ended December 31, 2019 would have been $7,554 higher. The reason for such change is mainly due to certain Euro denominated financial instrument liabilities (net of assets) owed by entities whose functional currencies were not the Euro. There would have been no impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2019, if the Canadian dollar had weakened 10% against the Group companies' functional currencies with all other variables held constant, net loss for the year ended December 31, 2019 would have been $35 lower. Conversely, if the Canadian dollar had strengthened 10% against the Group companies' functional currencies with all other variables held constant, net loss for the year ended December 31, 2019 would have been $35 higher. The reason for such change is mainly due to certain Canadian dollar denominated financial instrument liabilities (net of assets) owed by entities whose functional currencies were not the Canadian dollar. There would have been no impact arising from financial instruments on other comprehensive income in either case.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 27.  Financial Instruments (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term nature. As at December 31, 2019, the Group had long-term bond payables measured at amortized cost which bear a fixed interest rate.

Sensitivity analysis:

At December 31, 2019, if benchmark interest rates (such as EURIBOR, LIBOR or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, net loss for the year ended December 31, 2019 would have been $551 higher. Conversely, if the benchmark interest rate had been 100 basis points per annum higher with all other variables held constant, net loss for the year ended December 31, 2019 would have been $469 lower. The reason for such change is mainly due to the loan payable measured at FVTPL. There would have been no impact arising from financial instruments on the Group's other comprehensive income in either case.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Group's other price risk includes equity price risk whereby the Group's investments in equities of other entities that are classified as held for trading are subject to market price fluctuations.

Sensitivity analysis:

At December 31, 2019, if equity prices in general had weakened 10% with all other variables held constant, net loss for the year ended December 31, 2019 would have been $466 higher. Conversely, if equity prices in general had strengthened 10% with all other variables held constant, net loss for the year ended December 31, 2019 would have been $466 lower. There would have been no impact on other comprehensive income in either case.

In addition, the Group buys and sells futures contracts on the London Metal Exchange and enters into financial derivative contracts (e.g. futures and swaps) with banks, customers and brokers. Management uses the financial derivative contracts to manage the price fluctuations for its own account or for customers. As at December 31, 2019, the Group did not have any outstanding derivative financial instruments. As at December 31, 2018, the Group had outstanding derivative financial instruments with an aggregate notional amount of $9,720, primarily to hedge against the long position in inventories and the usage of energy, which resulted in a net unrealized fair value gain of $172. As these future contracts are to hedge against the Group's physical inventory position, any change in the fair value of the future contracts will offset the change in the fair value, though in opposite direction, of the physical inventories. As a result, the sensitivity analysis of the price risk arising from the future contracts on the Group is not applicable.

Concentration risk

Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of total financial assets (or liabilities) in the Group's consolidated statement of financial position.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Group from obtaining sufficient foreign currencies to satisfy its currency demands, the Group may not be able to pay dividends in foreign currencies and the Group's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 27.  Financial Instruments (continued)

Except as disclosed in the preceding paragraph, at December 31, 2019, there were no customer, company or entity holding financial assets or liabilities exceeding the threshold amounts.

Additional disclosure

In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss for the years ended December 31, 2019, 2018 and 2017 as follows:

	2019	2018		2017
Interest income on financial assets not at FVTPL	$955	$661	*	$434
Interest income on financial assets classified at FVTPL	102	15	*	539
Total interest income	$1,057	$676		$973
Interest expense on financial liabilities not at FVTPL	$710	$513	*	$3,509
Interest expense on financial liabilities classified at FVTPL	30	989	*	1,195
Total interest expense	$740	$1,502	*	$4,704
Dividend income on financial assets at FVTPL	$-	$168		$-
Dividend income on financial assets classified not at FVTPL	-	-		-
Net gain on financial assets at FVTPL	1,142	3,785		6,825
Loss on loan payable at FVTPL	(979)	(167)		-
Reversal of (impairment) on securities measured at FVTOCI	(3)	3		-

*Correction of error.

Note 28. Fair Value Disclosure for Non-financial Assets

The fair values of the Group's financial instrument assets and liabilities which are measured at fair value on the consolidated statements of financial position are discussed in Note 27. The following tables present non-financial assets which are measured at or based on fair value in the consolidated statements of financial position, classified by level of the fair value hierarchy:

Assets measured at fair value on a recurring basis as at December 31, 2019:

	Level 1	Level 2	Level 3
Investment property	$-	$-	$38,205

Assets measured at fair value on a recurring basis as at December 31, 2018:

	Level 1	Level 2	Level 3
Inventories	$2,238	$-	$-
Investment property	-	-	37,804
Total	$2,238	$-	$37,804

Commodity inventories are measured at fair value less costs to sell. The fair values are determined by reference to their contractual selling prices or quoted prices in marketplaces in the absence of a contract (level 1 fair value hierarchy). An average of past sale prices is used when there are no observable market prices or current contracts but there have been recent past sales of such goods and there are no indications that the market prices have been materially impacted (level 2 fair value hierarchy). The Group did not carry any commodity inventories as at December 31, 2019.

The fair values of investment property are measured using an income approach which includes the following inputs: land value, realized basic rents, operating costs, discount rates and damages and defects (level 3 fair value hierarchy). The valuation approach was consistent for both 2019 and 2018. Both the 2019 and 2018 valuations were performed by an independent external valuator who is an authorized expert for the valuation of developed and undeveloped land in Germany and holds recognized and relevant professional qualifications and has recent experience in the location and category of the investment property being valued.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 29. Scully and its Significant Subsidiaries

Scully, through an affiliate, has an office at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China.

A subsidiary is an entity that is controlled by Scully. The following table shows the Company's direct and indirect significant subsidiaries as at December 31, 2019. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

Subsidiaries	Country of Incorporation	Proportion of Interest*

Merkanti Holding plc.	Malta	100%
1178936 B.C. Ltd.	Canada	100%
Merkanti (A) International Ltd.	Malta	100%
Merkanti (D) International Ltd.	Malta	100%

* The Group's proportional voting interests are identical to its proportional beneficial interests, except that it holds a 99.72% proportional beneficial interest in each of Merkanti (A) International Ltd. and Merkanti (D) International Ltd.

As at December 31, 2019, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group's proportional voting interests in the subsidiaries are identical to its proportional beneficial interests.

As at December 31, 2019, none of the non-controlling interests are material to the Group. As at December 31, 2019, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on Scully's ability to access or use the assets and settle the liabilities of the Group except for amounts presented as restricted cash. See "Currency Risk" in Note 27.

During the year ended December 31, 2019, the Group put a subsidiary into a voluntary dissolution (see Note 5), sold the shares of certain manufacturing/processing subsidiaries and abandoned certain inactive subsidiaries, resulting in a net gain of $2,243 (see Note 19) which was included in the consolidated statement of operations. In addition, the Group issued shares in a subsidiary to a third party, resulting in a gain of $229 which was credited to retained earnings directly.

During the year ended December 31, 2018, the Group completed merchant banking transactions which resulted in (i) recognition of a pre-tax gain of $25,740; (ii) recognition of deferred tax expense of $7,204; (iii) reclassification of cumulative translation loss of $672 from accumulated other comprehensive income to profit or loss; (iv) recognition of a long-term liability of $3,645; (v) recognition of non-controlling interests of $6,441 in another subsidiary and (vi) a debit adjustment of $6,284 to deficit under equity. The Group also disposed of several other subsidiaries. In aggregate, the Group recognized a net gain of $25,099 (see Note 19) on the deconsolidation of subsidiaries during the year ended December 31, 2018.

During the year ended December 31, 2017, two subsidiaries, pursuant to the terms of respective option deeds (see Note 24), issued shares to the non-controlling interests. These share issuances were accounted for as equity transactions and were credited to non-controlling interests directly. As of December 31, 2018, such rights had been exercised in respect of less than 0.5% of the ownership of each such subsidiary.

During the year ended December 31, 2017, the Group sold the shares of a non-core Latin America focused commodities trading subsidiary, resulting in a gain of $57 (see Note 26). The Group also disposed of several other subsidiaries. In aggregate, the Group recognized a net gain of $1,087 (see Note 19) on the deconsolidation of subsidiaries during the year ended December 31, 2017.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2018 and 2017

Note 30. Subsequent Events

In December 2019, the COVID-19 outbreak occurred in Asia, which subsequently, in the first quarter of 2020, spread globally. In March 2020, the World Health Organization declared the spread of the COVID-19 virus a pandemic.

While various countries have implemented stimulus packages and other fiscal measures to attempt to reduce the impact of the pandemic on their economies, the impact of the pandemic on global economic activity and markets both in the short and longer term is uncertain at this time. The magnitude and duration of the disruption and resulting decline in business activity resulting from the COVID-19 pandemic is currently uncertain. While the Group expects that there will likely be some negative impact on its results of operations, cash flows and financial position from the pandemic beyond the near-term, the extent to which the COVID-19 pandemic impacts the Group's business, operations and financial results will depend on numerous evolving factors that management may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response thereto; the effect on the Group's customers; its impacts on suppliers; and the impact of the pandemic on counterparties and their ability to carry out their obligations to the Group.

The Group has not yet experienced a significant impact to its business, results of operations, or financial position to-date as a result of the COVID-19 pandemic. However, the pandemic is dynamic and expanding and its ultimate scope, duration and effects are currently uncertain. Because of the uncertainties surrounding these factors and the long-term impact of the pandemic on global economies and markets, the extent of the financial impact of the pandemic cannot be reasonably estimated at this time.

Note 31. Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 11, 2020.

ITEM 19:  EXHIBITS

Exhibits Required by Form 20-F

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association adopted on July 12, 2017. Incorporated by reference from our Form 6-K dated July 14, 2017.
1.2	Extract of Amendments to the Amended and Restated Articles of Association adopted on May 31, 2019. Incorporated by reference from our Form 6-K dated June 21, 2019.
2.1	Description of Common Shares.
4.1	2017 Equity Incentive Plan. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017 dated April 10, 2018.
4.2	Amended and Restated Arrangement Agreement dated June 7, 2017 among MFC Bancorp Ltd., MFC Bancorp Ltd. and MFC 2017 II Ltd. Incorporated by reference from our Form 6-K dated June 14, 2017.
8.1	List of significant subsidiaries of Scully Royalty Ltd. as at December 31, 2019.
11.1	Code of Business Conduct and Ethics and Insider Trading Policy. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017 dated April 10, 2018.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Document.
101.DEF	XBRL Taxonomy Extension Definition Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 11, 2020

SCULLY ROYALTY LTD.

/s/ Michael J. Smith
Michael J. Smith
President and Chief Executive Officer