Form 20-F/A
period 2019-12-31
Scully Royalty Ltd.
filed 2020-05-15
CIK 16859

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ YES ☒ NO

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the "Amendment") is being filed by Scully Royalty Ltd. (the "Company") to amend the Company's annual report on Form 20-F for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on May 11, 2020 (the "Original Filing"). The Company is filing this Amendment solely to state that the Original Filing was delayed in reliance upon the order under Section 36 of the Securities Exchange Act of 1934 issued by the Securities and Exchange Commission (the "SEC") and dated March 25, 2020, which provided conditional relief to public companies that are unable to meet a filing deadline due to circumstances related to the novel coronavirus ("COVID-19") (Release No. 34-88465) (the "Order") by, among other things, providing an up to 45 day extension to the filing deadline for annual reports on Form 20-F. As previously disclosed on a Form 6-K filed by the Company on April 30, 2020, the Company required additional time to finalize the Original Filing due to circumstances related to COVID-19. The disruption created by COVID-19, including the move to remote working environments, travel and other measures put in place in response to the pandemic, to staffing, filing service providers and professional advisors that are part of the Company's reporting processes delayed the Company's ability to file the Original Filing.

Except as described above, the Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on May 11, 2020. Accordingly, the Amendment should be read in conjunction with the Original Filing and with our filings with the SEC subsequent to the Original Filing.

ITEM 19:  EXHIBITS

Exhibit Number	Description
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

* Filed or furnished with the Amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

Date: May 15, 2020

SCULLY ROYALTY LTD.

/s/ Michael J. Smith
Michael J. Smith
President and Chief Executive Officer