Form 20-F
period 2020-12-31
Scully Royalty Ltd.
filed 2021-04-30
CIK 16859

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

There were 12,554,801 Common Shares of US$0.001 par value each issued and outstanding as at December 31, 2020.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ YES     ☐ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ YES     ☐ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer, "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ YES ☒ NO

DEAR FELLOW SHAREHOLDERS,

Today, we announced that we have filed our annual report on form 20-F with the Securities and Exchange Commission, and are providing a corporate update and announcing actions seeking to maximize shareholder value.

UPDATE ON THE SCULLY MINE

The most valuable asset that the Company owns is its net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials, with a minimum payment of C$3.25 million per annum.

In 2017, a new operator acquired the Scully mine and has disclosed that it has since achieved a number of milestones, including completing a US$276 million financing and commencing operations at the mine in 2019. The Scully mine has a capacity of 6 million tonnes per annum and produces a premium iron ore product, with Fe content in excess of 65%.

Iron ore is primarily used to make steel, which is considered to be a critical commodity for global economic development. As such, the demand and consequently the pricing of iron ore are largely dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of global economic activity.

The operator of the mine has disclosed the Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine's product, to sell at a premium to 62% Fe iron ore. In 2020, the Platts 65% Fe index price was at an approximately 12% (US$13) premium to the Platts 62% Fe Index price.

i

The Scully Iron Ore Mine

We are encouraged by the development of iron ore pricing and the production ramp up of the mine to date. The following is a three-year price chart of 62% iron ore.

ii

The following table sets forth total iron ore products shipped (which include pellets, chips and concentrates by the Scully mine operator in 2019 and 2020:

	H1	H2	Full Year
(in thousands of tonnes)
2019	-	954,579	954,579
2020	1,459,162	1,539,492	2,998,654

CASH DIVIDEND POLICY

As a result of the positive developments at the Scully iron ore mine, going forward, the Company has determined to focus its efforts on enhancing shareholder value and maximizing earnings and dividends to its shareholders based upon its iron ore royalty interest. Aligned with this focus, the Company is pleased to announce that its board of directors has taken the first step by approving a policy for future cash dividends.

While no dividends have been declared or determined to date, the dividend policy is intended to maximize potential future dividends payable to holders of common shares. after consideration of the Company's financial position, operating results, ongoing working capital requirements and other factors.

Any cash dividend payment will be made in accordance with regulatory requirements after the approval of our Board of Directors. Subject to board approval and dependent on the Company's results, financial position and other factors the Company currently expects that the first dividend payment under its Cash Dividend Policy to be made in the second half of 2021.

STOCK DIVIDENDS AND LIQUIDITY OF OUR COMMON SHARES

It has been and remains our goal and initiative to structure the group in a way that substantially eliminates the discount between the market price of our common shares and our stated net book value per share. For example, we believe that the value of our royalty interest in the Scully iron ore mine is not properly reflected in the price of our common shares. We believe that one of the reasons for this discrepancy is our complex group structure and diverse portfolio of assets with different economics, capital requirements, and growth prospects. One of the major obstacles for achieving this goal is the very limited liquidity in our common shares. This trading profile restricts many investors from acquiring shareholdings, as the illiquidity of our stock does not qualify us for institutional ownership.

C$ '000s, except share and per share amounts	12/31/20
Current assets	129,211
Non-current assets	379,914
Current liabilities	16,137
Non-current liabilities	124,264
Shareholders' equity	361,544

Shares outstanding ('000s)	12,555
Book value per share (C$)	28.80
Book value per share (US$)	22.62
Market price per share (US$; 04/27/21 closing price)	9.35
Price / Book	41.34%

To help address this issue of illiquidity with our common shares, our Board of Directors has approved two stock dividends which will increase the number of shares outstanding without diluting any individual shareholder position. The goal of these stock dividends is to improve shareholder value and liquidity and make our common shares more accessible to a broader base of investors. The details of the tax free stock dividends are:

-	a 9% stock dividend will be distributed on May 31, 2021, to shareholders of record as at May 14, 2021, where such holders will receive 9 common shares for every 100 common share held on the record date; and

iii

-	an 8% stock dividend will be distributed on November 30, 2021, to shareholders of record as at November 15, 2021, where such holders will receive 8 common shares for every 100 common share held on the record date.

The above stock dividends are subject to receipt of any requisite stock exchange approvals.

DISCONTINUED OPERATIONS

To support the Company's core focus, the other two of our operating segments – Industrial and Merchant Banking will be classified as discontinued operations in our 2021 financial statements.

As a result of the discontinued operations accounting, beginning with our 2021 half-year financial results, our balance sheet will present the assets and liabilities of Industrial and Merchant Banking as assets held for sale, and liabilities associated with assets held for sale, respectively. Management is committed to a plan to rationalize these interests. As a result, all financial results of these two segments will be consolidated into one line on our income statement, being "Income (loss) from discontinued operations". This will result in our financial statements to be materially focused on our core royalty asset going forward.

December 31, 2020 (C$ '000s, except share and per share amounts)	Royalty	Industrial	Merchant Banking	All Other	Consolidated SRL
Assets	226,645	153,240	107,440	21,800	509,125
Liabilities and non-controlling interests	53,519	43,418	49,844	800	147,581
Equity	173,126	109,822	57,596	21,000	361,544

Revenue from external customers	31,360	17,666	10,406	0	59,432
Income (loss) before income taxes	25,293	(1,229)	832	(13,717)	11,179

Equity per Share (C$)	13.79	8.75	4.59	1.67	28.80
Shares Outstanding (in '000s)	12,555	12,555	12,555	12,555	12,555

Our discontinued operations have not produced returns commensurate to that of our royalty interest, and our board of directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. It simplifies the Company's corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

iv

Industrial

Our Industrial segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, with a focus on East Asia. This segment makes proprietary investments as part of its overall activities and we seek to realize gains on such investments over time. These investments can take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in existing indebtedness (secured and unsecured) of businesses or in new equity or debt issues. These activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction. This segment also holds various production and processing assets, including production and processing assets.

The book value of our Industrial segment was C$109.8 million, or C$8.75 per share, as at December 31, 2020.

Merchant Banking

Our Merchant Banking segment comprises regulated merchant banking with a focus on Europe and the Americas. We own Merkanti Bank Limited, a licensed bank in Europe, which does not engage in general retail, commercial banking or any universal banking operations, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. In addition, we hold an interest in certain industrial real estate in Europe.

The book value of our Merchant Banking segment was C$57.6 million, or C$4.59 per share as at December 31, 2020.

DISPUTE WITH EUROPEAN BANK

As previously disclosed, in the second half of 2019, a European Bank made an application in the Cayman Islands on an ex parte basis (without any prior notice to, or participation by the Company), and was ultimately granted a temporary order which, among other things, restricts the Company from selling or disposing of certain shares in subsidiaries and other assets, without certain conditions or approvals being met.

This order is not a monetary judgement. The Company has appealed this order and currently expects the appeal may be heard in the second half of 2021.

The underlying dispute between the Company and the European Bank, which focuses its business in the CEE countries (including the Balkans and Russia), is related to an alleged guarantee of the former parent of the Group in the amount of approximately EUR 43 million. The Company disputes the validity of, and any liability under, this alleged guarantee and has received legal opinions that the alleged guarantee is invalid. The Company also has filed a counterclaim against the European Bank in excess of their claims. It is difficult to predict how long this matter will take to get to trial, though we believe it is unlikely that this dispute will be resolved in the near future.

This order has no implications on our ongoing daily businesses and our dividend policy and we do not currently expect that this dispute will ultimately result in a material impact on our financial results.

MANAGEMENT APPOINTMENTS

We are pleased to announce that our board of directors has appointed Samuel Morrow as our President and Chief Executive Officer and as a director of the Company. Mr. Morrow replaces Michael Smith as President and CEO, who will be continuing with the Company as Executive Chairman going forward.

Mr. Morrow is a Chartered Financial Analyst and has been our Deputy Chief Executive Officer and Chief Financial Officer since June 2017. Prior to this, he worked in various functions for the Scully Group and its subsidiaries. Prior to joining the Scully Group, Mr. Morrow was Vice President of Tanaka Capital Management and Treasurer, Chief Financial Officer and Chief Operating Officer of the Tanaka Growth Fund. Mr. Morrow is a graduate of St. Lawrence University in New York State.

v

EQUITY INCENTIVE PLAN

The Company's 2017 Equity Incentive Plan promotes the creation of shareholder value by attracting and retaining key employees and directors, encouraging them to focus on the critical long-term objectives of the Company and aligning their interests with shareholders through increased share ownership. As at December 31, 2020, 426,000 option awards were outstanding and 129,403 future awards were available under the 2017 Equity Incentive Plan.

The Company's Board of Directors and Compensation Committee have approved an amendment to the 2017 Equity Incentive Plan to increase the total number of shares available for issuance by 1,326,591 shares. Our shareholders will be asked to approve these amendments at our annual meeting in 2021. Our Compensation Committee and board of directors also approved grants of stock options entitling the holders thereof to acquire up to 1,307,000 Common Shares of the Company, which options will have a term of 10 years, be granted effective on the second business day after the date of our Annual Report on Form 20-F for the year ended December 31, 2020 and have an exercise price equal to the closing price of our Common Shares on such date. Vesting of these Awards is subject to ratification of the amendments to the Incentive Plan at the next annual meeting of our shareholders in 2021.

MANAGEMENT COMMENTARY

Michael Smith, Executive Chairman of the Company, commented, "We are very pleased about the actions and appointment announced today, which we believe will best position the Company to maximize value for our shareholders as we move forward."

STAKEHOLDER COMMUNICATIONS

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:

-	stakeholders are encouraged to read our entire annual report on form 20-F, which includes our audited financial statements and management's discussion and analysis, for the fiscal year ended December 31, 2020, for a greater understanding of our business and operations; and

-	direct any questions regarding the information in this report to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

Respectfully Submitted,

Michael J. Smith

Chairman

vi

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

PART I

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, collectively referred to as "forward-looking statements". Forward-looking statements are typically identified by words such as "anticipate", "could", "should", "expect", "may", "intend", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements or their negative or other comparable words.  Forward-looking statements include, but are not limited to, statements with respect to: our market, economic conditions, performance and business plans and prospects. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others, those set forth under the heading entitled "Item 3: Key Information – D. Risk Factors".

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

	Years Ended December 31,
	2020	2019	2018	2017	2016
			($/US$)
End of period	1.2732	1.2988	1.3642	1.2545	1.3427
High for period	1.2718	1.2988	1.2288	1.2128	1.2544
Low for period	1.4496	1.3600	1.3642	1.3743	1.4589
Average for period	1.3415	1.3269	1.2957	1.2986	1.3248
			($/€)
End of period	1.5608	1.4583	1.5613	1.5052	1.4169
High for period	1.4282	1.4438	1.4791	1.3848	1.3875
Low for period	1.5851	1.5441	1.5330	1.5330	1.5928
Average for period	1.5298	1.4856	1.5302	1.4651	1.4660

The following table sets forth the range of high and low exchange rates for the translation of United States dollars and Euros to Canadian dollars for each of the previous six months. The exchange rates are based on the average daily rate of exchange, as reported by the Bank of Canada.

Month	High		Low
		($/US$)
March 2021	1.2455		1.2668
February 2021	1.2530		1.2828
January 2021	1.2627		1.2810
December 2020	1.2718		1.2952
November 2020	1.2965		1.3257
October 2020	1.3122		1.3349
		($/€)
March 2021	1.4759		1.5253
February 2021	1.5234		1.5487
January 2021	1.5319		1.5641
December 2020	1.5442		1.5730
November 2020	1.5357		1.5548
October 2020	1.5432		1.5637

On April 29, 2021, the average daily rate of exchange for the translation of United States dollars and Euros to Canadian dollars were US$1.00 = $1.2292 and €1.00 = $1.4897, respectively.

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

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:  KEY INFORMATION

A. Selected Financial Data

The following table summarizes selected consolidated financial data prepared in accordance with IFRS for the five fiscal years ended December 31, 2020. The information in the table was extracted from our consolidated financial statements and related notes included elsewhere in this or previously filed annual reports on Form 20-F, and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5: Operating and Financial Review and Prospects".

The Company has applied IFRS 16, Leases, referred to as "IFRS 16", as from January 1, 2019 by using the modified retrospective approach, not restating comparatives for the 2018 and 2017 reporting periods. The reclassifications and the adjustments arising from the new leasing standard are recognized in the opening balance sheet on January 1, 2019.

Selected Financial and Other Data

(Stated in Canadian dollars in accordance with IFRS)

(In thousands, other than per share amounts)

	2020	2019	2018	2017	2016
Revenue	$59,432	$113,267	$139,751	$274,035	$1,131,657
Net income (loss) for the year	212	(18,403)	112,211	(47,065)	(23,720)
Net income (loss) attributable to owners of the parent company	369	(18,553)	112,276	(47,855)	(25,361)
Net income (loss) per share:
Basic	0.03	(1.48)	8.96	(3.81)	(2.01)
Diluted	0.03	(1.48)	8.96	(3.81)	(2.01)
Total assets	509,125	503,349	506,913	396,947	650,338
Net assets	368,724	362,014	394,406	279,949	329,430
Long-term debt, less current portion	-	-	-	-	80,564
Bonds payable, long-term	38,053	35,418	-	-	-
Loan payable, long-term	5,223	4,769	3,981	-	-
Shareholders' equity	361,544	353,612	386,376	277,780	327,520
Capital stock, net of treasury stock(1)	309,844	309,844	309,505	309,505	358,831
Weighted average number of common stock outstanding, basic and diluted	12,555	12,543	12,535	12,544	12,628
Cash dividends paid to shareholders	-	-	-	-	-

Note:

(1)    Includes capital stock and additional paid-in capital, less treasury stock.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our common shares of US$0.001 par value each, referred to as the "Common Shares", involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report on Form 20-F in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

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

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The COVID19 pandemic is continuing to cause significant widespread global infections and fatalities. It has also materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on global financial markets, including the price of iron, which is the commodity produced by the mine underlying our royalty interest.

As a result of the ongoing global COVID-19 pandemic, continuing outbreaks along with a spike in infections and fatalities in many countries and emergence of new strains, increased levels of volatility have continued to adversely impact the economies and global financial markets. We are unable to predict whether the resurgence in infections and fatalities or emergence of new strains may cause governments to re-impose some or all prior or new restrictive measures, including business closures. Continuing effects of the pandemic, including variants of the virus, could result in negative economic effects and significant negative impacts on the price of iron, which could have a material adverse impact on our results of operations and financial condition.

To date, while restrictions on travel have had some impact on pursuing business development initiatives, we have not experienced a significant impact on our operations as a result of the current COVID-19 pandemic. However, the ultimate scope, duration and effects of the pandemic are currently uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on the industries in which we operate, customers and the demand for the iron ore products. The pandemic, including restrictive measures in response thereto could, in the future, impact the operations of the iron ore mine underlying our royalty interest or the customers of our Bank (as described therein).

While various countries have implemented stimulus packages and other fiscal measures to attempt to reduce the impact of the pandemic on their economies, the impact of the pandemic on global economic activity and markets both in the short and longer term is uncertain at this time. The magnitude and duration of the disruption and resulting decline in business activity resulting from the COVID-19 pandemic is currently uncertain. While we expect that there will likely be some negative impact on our results of operations, cash flows and financial position from the pandemic beyond the near-term, the extent to which the COVID-19 pandemic impacts our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response thereto; the effect on our customers, including the borrowers and customers of our Bank; its impacts on our suppliers; and the impact of the pandemic on our counterparties and their ability to carry out their obligations to us.

Given the dynamic nature of the pandemic and the worldwide nature of our business and operations, the duration of any business disruption and the related financial impact cannot be reasonably estimated at this time but could materially affect our business results of operations and financial condition.

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

During the year ended December 31, 2020, other than a customer in the Royalty segment located in Canada representing approximately 53% of our revenue, none of our customers accounted for more than 10% of our revenue. The loss of key customers, due to competitive conditions or otherwise, may adversely affect our results of operations.

Our earnings and, therefore, our profitability may be affected by price volatility in our various products.

The majority of our revenue in 2020 was derived from our iron ore royalty interest. Any revenues from our royalty interest in an iron ore mine are also impacted by the price of iron ore. We also derived revenues from, from among other things, the sale of hydrocarbons, food products and other materials. As a result, our earnings are directly related to the prices of these underlying products. There are many factors influencing the price of these products, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.

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

In addition, we evaluate the credit risk in respect of accounts receivable and other amounts owed to us by counterparties, including loss allowances. We may recognize losses on such amounts where, based on such evaluations, we determine that the related credit risk has increased significantly. Furthermore, while we take steps to mitigate such credit risks, our actual losses on such balances may differ from our assessments and currently anticipated loss allowances and, as a result, we may recognize impairments in the future.

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

The operations of our banking subsidiary are subject to regulation, which could adversely affect our business and operations.

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

In February 2020 the Cayman Islands was included in the European Council to the European Union's list of non-cooperative jurisdictions for tax purposes, referred to as the "EU Blacklist". While it was removed from such list in October 2020, the reputational damage could cause our clients, customers and other counterparties to lose confidence in the Cayman Islands as a financial centre and impact their willingness to conduct business with us.

In February 2020, the Cayman Islands was added to the EU Blacklist and remained thereon until October 2020. This, along with the related reputational damage for the jurisdiction, resulted in clients, customers and other counterparties questioning the integrity and the transparency of the Cayman Islands as a viable financial centre. It may also result in their seeking to reduce the amount of business activity they conduct with us or to alter the terms of their business with us so they are less favourable. Such actions may adversely affect our business and operations.

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

Our business has adopted policies and procedures respecting compliance with sanctions and anti-money laundering laws and we have adopted various policies and procedures to ensure compliance with specific laws applicable to it, including internal controls and "know-your-customer" procedures aimed at preventing money laundering and terrorism financing; however, participation of multiple parties in any given transaction can make the process of due diligence difficult. Further, because our Bank's activities can be more document-based than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licencing requirements or other trade controls). While we are alert to high-risk transactions, we are also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods may be used to evade applicable laws and regulations. If our policies and procedures are ineffective in preventing third parties from using our finance operations as a conduit for money laundering or terrorism financing without our knowledge, our reputation could suffer and/or we could become subject to fines, sanctions or legal action (including being added to any "blacklists" that would prohibit certain parties from engaging in transactions with us, including our banking subsidiary), which could have an adverse effect on our business, financial condition and results of operations. In addition, amendments to sanctions, anti-money laundering laws or other applicable laws or regulations in countries in which we operate could impose additional compliance burdens on our operations.

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

A portion of our cash is held in China in Renminbi, referred to as "RMB". The government of the People's Republic of China, referred to as the "PRC", imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of the PRC. We may convert a portion of our revenues held by our subsidiary in the PRC into other currencies to meet our foreign currency obligations. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

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

If material weaknesses in our internal controls are discovered in the future, our ability to report our financial results on a timely and accurate basis could be impacted in a materially adverse manner, and, as a result, our financial statements may contain material misstatements or omissions. If we cannot maintain and execute adequate internal control over financial reporting that provides reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, we could suffer harm to our reputation, fail to meet our public reporting requirements on a timely basis, cause investors to lose confidence in our reported financial information or be unable to properly report on our business and the results of our operations, and the trading price of our Common Shares could be materially adversely affected.

Investors may face difficulties in protecting their interests, and their ability to protect their rights through United States courts may be limited, because we are incorporated under Cayman Islands law.

We are incorporated under the laws of the Cayman Islands and substantially all of our operations and assets are located outside the United States. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2020 Revision), as amended, referred to as the "Cayman Act" and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

ITEM 4:  INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a corporation organized under the Cayman Act. We were incorporated on June 5, 2017. In addition, on June 3, 2019, we changed our name to "Scully Royalty Ltd." from MFC Bancorp Ltd. Our office is located at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China, and its telephone number is +1 844 331 3343. Our registered office is located at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands. Our website address is www.scullyroyalty.com.

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

We hold a net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials. The new operator of the mine commenced mining operations in 2019. See "- B. Business Segments – Royalty" and "– D. Property, Plants and Equipment".

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

Recent Developments

Scully Iron Ore Mine Ramp Up

In 2020, the operator of the Scully iron ore mine in the Province of Newfoundland and Labrador, Canada, continued its ramp-up of operations at the mine. As a result of such increased operations, our royalty revenues in 2020 were $31.4 million, compared to $5.7 million in 2019. See "– Business Segments".

Management Appointment

On the date hereof, we announced that Samuel Morrow will be appointed as our President and Chief Executive Officer and as a director, effective May 1, 2021. Mr. Morrow replaces Michael Smith who will continue as a director and as our Executive Chairman.

Cash Dividend Policy

On April 30, 2021, we announced that our board of directors approved a cash dividend policy, which is intended to maximize potential future dividends to holders of our Common Shares. While no dividends have been declared or determined to date, based upon a review of our financial position, operating results, ongoing working capital requirements and other factors, our board of directors may from time to time and if deemed advisable by it, declare and pay cash dividends to holders. The timing, payment and amount of any dividends paid on our Common Shares may be determined by our board of directors from time to time, based upon considerations such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our board of directors considers relevant.

Stock Dividend

On April 30, 2021, we announced that our board of directors has approved the following stock dividends that will be distributed to holders of our Common Shares:

•

a 9% stock dividend will be distributed on May 31, 2021, to shareholders of record as at May 14, 2021, where such holders will receive 9 Common Shares for every 100 Common Shares held on the record date; and

•	an 8% stock dividend will be distributed on November 30, 2021, to shareholders of record as at November 15, 2021, where such holders will receive 8 Common Shares for every 100 Common Shares held on the record date.

The above stock dividends are subject to receipt of any requisite stock exchange approvals. No fractional shares will be issued by us in connection with such stock dividends.

Discontinued Operations

As we have determined to focus on our royalty interest, commencing in 2021, we have determined to classify our Industrial and Merchant Banking operating segments as discontinued operations. As a result, we expect that commencing with our financial reports for the six months ended June 30, 2021, we will reflect the assets and liabilities associated with such segments as assets held for sale and the results of operations from such segments will be reflected as discontinued operations.

Change of Auditor

Effective December 21, 2020, Smythe LLP was appointed our auditor. Smythe LLP is a chartered professional accounting firm based in British Columbia, Canada, with over 200 staff and partners and more than 40 years of history. Smythe LLP is part of Allinial Global, an association of legally independent accounting and consulting firms with connections in 13 major countries around the world. See "Item 16F: Change in Registrant's Certifying Accountant".

Business Segments

We previously divided our business into two operating segments, being Merchant Banking and All Other. In 2019, we changed this reporting structure to more accurately reflect how management views our various businesses. As a result, we have three separate and independently managed operating subgroups under our corporate umbrella and our operating results are currently categorized into the following operating segments: (i) Royalty, which includes our iron ore royalty interest; (ii) Industrial, which includes multiple projects in resources and services; (iii) Merchant Banking, which comprises regulated merchant banking; and (iv) All Other, which encompasses our corporate and other investments and business interests.

Corresponding information for the comparative years have been restated to conform with the current year's presentation and changes to reportable segments.

Royalty

We hold a net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials. In 2020, approximately 53% of our revenues were derived from such royalty interest. As at December 31, 2020, its total assets were $226.6 million, of which $211.4 million was represented by our interest in the underlying iron ore mine. Please see Note 13 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

We hold the royalty interest pursuant to a mining sub-lease upon which the Scully iron ore mine is situated. The sub-lease commenced in 1956 and expires in 2055. Pursuant to this sub-lease, we hold a net revenues royalty interest on iron ore shipped from the mine. Under the terms of the sub-lease, we are entitled to minimum royalty payments of $3.25 million per year, payable on a quarterly basis, which quarterly payments may be credited towards earned royalties relating to the same calendar year.

On August 30, 2019 the operator of the mine announced that it had made its first seaborne vessel shipment of iron ore concentrate produced at the Scully iron ore mine. See "– D. Property, Plants and Equipment" for further information regarding this interest.

Industrial

Our Industrial segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, including natural gas, with a focus on East Asia.

The Industrial segment includes our hydrocarbon assets located in Alberta, Canada, which generated 13% of our revenues in 2020. No customer in the Industrial segment represented 10% or more of our revenue in 2020, though a customer of a former subsidiary located in Slovakia represented approximately 13% and 16%, respectively, of our revenue in 2019 and 2018.

Other production and processing assets in this segment include, a hydro-electric power plant located in Africa.

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

Merchant Banking

Our Merchant Banking segment consists of a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated merchant banking with a focus on Europe and South America.

We also own the Bank, which is licenced in Europe. The Bank does not engage in general retail or commercial banking, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. Generally, the Bank earns fees from provisions of a range of financial and consultancy services to the customers and investment income.

In addition, we hold interests in two industrial real estate parks in Europe for sale in the ordinary course of business or as investment property.

All Other

Our All Other segment encompasses our corporate and other investments, as well as the overhead expenses of the parent company. Our All Other segment includes our corporate and operating segments whose quantitative amounts do not exceed 10% of any of our reported revenue, net income or total assets.

Competitive Conditions

Our business is intensely competitive and we expect it to remain so. We operate in a highly competitive environment in most of our markets and we face competition in our all of our activities, principally from international banks, the majority of which are European or North American regulated banks, in our finance and fee-generating activities. Such competition may have the effect of reducing spreads on our financing activities.

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

The operator of the mine that is the subject to our iron ore royalty interest must comply with numerous environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, provincial and local governments in Canada. Although we, as a royalty owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operator to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

Our hydrocarbon interests are subject to various Canadian governmental regulations including those imposed by the Alberta Energy Regulator and Alberta Utilities Commission. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds and pooling of properties and taxation. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with such operations are also subject to regulation under federal, provincial and local laws and regulations. These hydrocarbon operations are subject to decommissioning obligations in connection with its indirect ownership interests in hydrocarbon assets, including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the net ownership interest in wells and facilities, estimated costs to reclaim and abandon the same and the estimated timing of the costs to be incurred in future years. We have estimated the net present value of total decommissioning obligations to be $14.1 million as at December 31, 2020.

In particular, the banking industry is subject to extensive regulation and oversight. The operations of our Bank are subject to the regulations and directives issued by the European Union, as well as any additional Maltese legislation. The Bank is subject to direct supervision by the Malta Financial Services Authority, the Central Bank of Malta and the Financial Intelligence Analysis Unit and indirect supervision by the European Central Bank. There are various regulations and guidelines that the Bank needs to adhere to but the most noticeable ones relate to capital requirements, liquidity and the funding and the Anti-Money Laundering and Anti-Terrorist Financing. As a Maltese credit institution, the Bank is subject to the Capital Requirements Directive and Regulatory Frameworks, referred to as the "CRD IV and CRR Framework", through which the European Union began implementing the Basel III Capital reforms from January 1, 2014, with certain requirements being fully phased in by January 1, 2019. The CRD IV and CRR Framework, among other things, requires regulatory reporting of "large exposures", which are generally exposures to a client or group of connected clients in excess of 10% of the Bank's statutory capital base and such large exposures cannot be greater than 25% of the Bank's statutory capital base, after taking into account eligible credit risk mitigation. This will be amended with the introduction of the CRD V and CRR II Framework, as "large exposures" will be computed on Tier 1 Capital which does not include all the components of the full statutory capital base. The main liquidity requirement imposed by the CRD IV Framework is the liquidity coverage ratio, referred to as "LCR", which refers to the proportion of highly liquid assets held by the Bank to ensure its ongoing ability to meet short-term liquidity obligations. The Bank must maintain a minimum statutory LCR of 100%. The CRD V and CRR II determine that the minimum Net Stable Funding Ratio referred to "NSFR" requirement is that of 100%. Unlike the LCR, the NSFR is a liquidity standard requiring the Bank to hold enough stable funding to cover the duration of its long-term assets.

We hold a portion of our cash in China in RMB. Under the 2008 Foreign Currency Administration Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB may be convertible for current account items, including the distribution of dividends, interest and royalty payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of the government of SAFE and its local counterparts.

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

C. Organizational Structure

The following table describes our material subsidiaries as at December 31, 2020, their respective jurisdictions of organization and our interest in respect of each subsidiary. The table excludes subsidiaries that only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets do not materially impact our consolidated results and net assets.

Subsidiaries	Country of Incorporation	Proportion of Interest(1)
Merkanti Holding plc.	Malta	99.96%
1178936 B.C. Ltd.	Canada	100%
Merkanti (A) International Ltd.	Malta	99.96%
Merkanti (D) International Ltd.	Malta	99.96%

Note:

(1)	Our proportional voting interests are identical to our proportional beneficial interests, except that we hold a 99.68% proportional beneficial interest in each of Merkanti (A) International Ltd. and Merkanti (D) International Ltd.

Please see Note 29 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

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

We hold a net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials. The mine site is located approximately three kilometers west of the town of Wabush and is connected by rail access to the Port of Sept-Îles, Quebec.

The royalty is payable pursuant to a mining sub-lease related to the lands on which the mine is situated. This lease commenced in 1956 and expires in 2055.

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

Iron ore is primarily used to make steel, which is considered to be a critical commodity for global economic development. As such, the demand and consequently the pricing of iron ore are dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of global economic activity.

The Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine's product, to sell at a premium to 62% Fe iron ore. In 2020, the Platts 65% Fe index sold at approximately a 12% (US$13) premium to the Platts 62% Fe Index.

The following table sets forth the total iron ore products (which include pellets, chips and concentrates) shipped from the mine based upon the amounts reported to us by the Scully mine operator in 2019 and 2020:

	H1	H2	Full Year
		(in thousands of tonnes)
2019	-	954,579	954,579
2020	1,459,162	1,539,492	2,998,654

As at December 31, 2020, we had hydrocarbon interests located in west central Alberta, Canada comprised of approximately 93 producing and 62 non-producing natural gas wells and approximately 10 producing and 9 non-producing oil wells and an average 74% working interest in approximately 67,564 gross acres of land.

Such hydrocarbon activities produce natural gas, natural gas liquids ("NGLs") and oil. Our natural gas production is sold to creditworthy counterparties under contracts at AECO Daily Index prices and is transported through regulated pipelines in the Province of Alberta at tariffs that require either Provincial or Federal regulatory approval. NGLs are re-priced on an annual basis reflecting purchaser monthly pool prices or are based on U.S. market hub locations with a basis differential. Our crude oil sales are priced at market using the Edmonton market hub as a benchmark and are typically made through 30-day evergreen contracts. NGLs and crude oil are transported to the point of sale to creditworthy counterparties using a combination of pipelines and trucking services. Sales are with customers in the oil and gas industry and are subject to normal industry credit risks.

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

ITEM 4A:  UNRESOLVED STAFF COMMENTS

None.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2020, 2019 and 2018 should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere herein.

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

We hold an interest in a mining sub-lease of the lands upon which the Scully iron ore mine is situated in the Province of Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. Pursuant to this sub-lease, we hold a 7.0% net revenues royalty interest on iron ore shipped from the mine and a 4.2% net revenues royalty interest on iron ore shipped from tailings and other disposed materials. The new operator of the mine commenced mining operations in 2019. Under the terms of the sub-lease, we are entitled to quarterly minimum royalty payments of $3.25 million per year, which quarterly payments may be credited towards earned royalties relating to the same calendar year.

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

In 2020, the demand for iron ore fell in almost every jurisdiction outside of China, while China, the largest consumer of iron ore, increased steel production by 5%. During the year, the 65% Fe iron ore price, as reported by Platts, increased from an average US$106 per tonne in January to an average of US$168 per tonne in December. The iron ore outlook currently remains positive as steel production outside of China is expected to revert to pre-COVID-19 levels, China's domestic steel production profile appears to remain strong and governments around the world seek to approve infrastructure projects which are expected to drive additional demand for steel.

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at December 31, 2020, the Canadian dollar had weakened by 6.6% against the Euro from the end of 2019. We recognized a $7.2 million currency translation adjustment gain, before reclassification adjustment for exchange difference to profit or loss for subsidiaries deconsolidated, in other comprehensive income within equity in 2020, compared to a currency translation adjustment loss in other comprehensive loss within equity of $13.2 million in 2019. In addition, we recognized net losses of $2.7 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2020, compared to net gains of $3.7 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2019.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The COVID19 pandemic has materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions. To date, we have not experienced a significant impact on our operations as a result of the current COVID-19 pandemic, though the inability to travel effectively has somewhat impacted certain business development initiatives. See "Item 3: Key Information – D. Risk Factors".

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2020, 2019 and 2018:

	Years Ended December 31,
	2020	2019	2018

	(In thousands, except per share amounts)
Revenue	$59,432	$113,267	$139,751
Costs and other	26,870	96,561	95,209
Selling, general and administrative expenses	19,901	22,573	26,365
Share-based compensation – selling, general and administrative	-	-	69
Loss on settlement	-	-	5,600
Finance costs	1,881	1,243	2,125
(Reversal of) credit losses(1)	(3,108)	13,398	34,985
Reversal of impairment of resource properties	-	-	(188,203)
Net income (loss) (2)	369	(18,553)	112,276
Earnings (loss) per share – basic and diluted	0.03	(1.48)	8.96

Notes:

(1)	Such credit losses primarily related to former businesses and did not relate to our Bank operations.
(2)	Attributable to the owners of the parent company.

The following table provides a breakdown of revenue for each of the years ended December 31, 2020, 2019 and 2018:

	Years Ended December 31,
	2020	2019	2018
		(In thousands)
Royalty, goods and products and services	$48,441	$101,013	$124,059
Interest	531	1,057	676
Dividends	-	-	168
Gain on securities, net	758	931	3,856
Other, including medical and real estate sectors	9,702	10,266	10,992
Revenue	$59,432	$113,267	$139,751

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following is a breakdown of our revenue by segment for each of the years indicated:

	Years Ended December 31,
	2020	2019

	(In thousands)
Revenue:
Royalty	$31,360	$5,496
Industrial	17,666	100,184
Merchant Banking	10,406	7,565
All Other	-	22
	$59,432	$113,267

In 2020, 81% of our revenues were from the Americas, 12% was from Europe and 7% were from Asia and other regions. In 2019, 17% of our revenues were from the Americas, 77% was from Europe and 6% were from Asia and other regions.

In 2020, our proportionate revenue by product was 67% from our iron ore royalty, 16% from hydrocarbons, 10% from food products and 7% from electricity and power. In 2019, our proportionate revenue by product was 6% from our iron ore royalty, 8% from hydrocarbons, 3% from food products, 3% from electricity and power and 80% from metals processing.

In the third quarter of 2019, we disposed of certain non-core subsidiaries in Europe which processed different metals. The metal product lines disposed of, which processed aluminium and zinc alloys in Europe, each represented approximately 1% of our consolidated total assets, less than 1% of our consolidated net assets at the time of disposition and $81.8 million of our revenue in 2019. We determined to dispose of these product lines as a result of our board of directors' determination to streamline our operations. During 2019, we recognised a net gain of $0.5 million on the dispositions of subsidiaries before reclassification adjustment for the exchange differences upon disposition of subsidiaries, which represented consideration received plus the underlying net liabilities of the subsidiaries at the times of their dispositions. The dispositions of these subsidiaries in 2019 significantly reduced our revenues and costs and expenses in 2020.

Based upon the average exchange rates for 2020, the Canadian dollar weakened by approximately 2.9% in value against the Euro compared to the average exchange rates for 2019.

Revenue for 2020 decreased to $59.4 million from $113.3 million in 2019, as a result of the disposition of metal product lines (which contributed total revenue of $81.8 million in 2019), partially offset by increased revenue as a result of the commencement of operations at the Scully iron ore mine in 2019 and increased production at the mine in 2020. A customer in the Royalty segment located in Canada represented approximately 53% and 5%, respectively, and a customer of a former subsidiary in the Industrial segment located in Slovakia represented approximately nil% and 13%, respectively, of our revenue for the years ended December 31, 2020 and 2019.

Revenue for our Royalty segment for 2020 increased to $31.4 million from $5.5 million in 2019 as a result of the start-up and ongoing ramp-up of operations at the Scully iron ore mine in the second half of 2019 and through 2020.

Revenue for our Industrial segment for 2020 decreased to $17.7 million from $100.2 million in 2019, as a result of the disposition of metal product lines in the second half of 2019. The dispositions of these subsidiaries in 2019 significantly reduced our revenues and costs and expenses in 2020.

Revenue for our Merchant Banking segment for 2020 increased to $10.4 million from $7.6 million in 2019, primarily as a result of additional merchant banking activities.

Revenue for our All Other segment was $nil in 2020 and $22,000 in 2019.

Costs and other, which comprises costs of sales and services and others, decreased to $26.9 million during 2020 from $96.6 million in 2019 as a result of the disposition of our non-core metal product lines in the second half of 2019. The following is a breakdown of our costs and other for each of the years indicated:

	Years Ended December 31,
	2020	2019

	(In thousands)
Royalty, goods and products and services	$22,102	$95,189
Market value increase on commodity inventories	-	(160)
Write-down of inventories	469	1,822
Gain on derivative contracts, net	-	(122)
Fair value gain on investment property, net of write-down of real estate for sale	(757)	(3,122	)(1)
Loss (gain) on dispositions of subsidiaries, net(2)	546	(2,243)
Gains on settlements and derecognition of liabilities	(2,600)	(1,168)
Changes in fair value of a loan payable measured at FVTPL	549	979
Other, including medical and real estate sectors	6,561	5,386	(1)
Total costs and other	$26,870	$96,561

Note:

(1)      Certain comparative amounts in prior period have been reclassified to conform with the current period's presentation.

(2)      Please see Note 19 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

We recognized a gain on settlements and derecognition of liabilities of $2.6 million in 2020, compared to $1.2 million in the prior year.

We recognized a fair value gain on investment property, net of write-down of real estate for sale of $0.8 million in 2020, compared to $3.1 million in 2019.

We recognized a net loss on dispositions of subsidiaries of $0.5 million in 2020, compared to a net gain on dispositions of subsidiaries of $2.2 million in 2019. Net gain or loss on dispositions of subsidiaries consisted of the reclassification of exchange differences and the difference between the book value of such net assets (or net liabilities) and the consideration received. The subsidiaries disposed in 2020 comprised non-operating entities, which will not have an impact on our operations going forward.

We recognized a write-down of inventories of $0.5 million in 2020, compared to $1.8 million in 2019.

We also recognized $6.6 million of other costs relating to medical and real estate sectors in 2020, compared to $5.4 million in 2019.

Selling, general and administrative expenses decreased to $19.9 million in 2020 from $22.6 million in 2019 primarily as a result of the deconsolidation of former subsidiaries, offset by increased legal costs.

In 2020, we recognized a reversal of credit losses on loans and receivables and guarantees of $3.1 million primarily resulting from the reversal of a credit loss of $3.2 million, which was initially recognised in 2019 as a result of the calling of certain guarantees. In 2019, we recognized credit losses on loans and receivables and guarantees (net of recoveries) of $13.4 million, which included $6.1 million relating to a receivable due from former non-core subsidiaries in the energy business, $3.2 million relating to the consideration from the sale in 2017 of a subsidiary, which is no longer expected to be received, and $3.1 million on certain corporate guarantees. The credit losses primarily related to former non-core businesses unrelated to our Bank operations. Please also see Notes 15 and 26 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

In 2020, finance costs increased to $1.9 million from $1.2 million in 2019, primarily as a result of the issuance of public bonds listed on the Malta Stock exchange in the second half of 2019.

In 2020, we recognized a net foreign currency transaction loss of $2.7 million compared to a net foreign currency transaction gain of $3.7 million in 2019, in our consolidated statement of operations. The foreign currency transaction loss represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax expense (other than resource revenue taxes) of $4.9 million in 2020, compared to $0.5 million in 2019. The increase in the income tax expense in 2020 was primarily the result of increased income before income taxes. Excluding resource revenue taxes, we did not pay any income tax in cash during 2020 and, in 2019, our income tax paid in cash was $0.1 million. We also recognized a resource revenue tax expense of $6.1 million in 2020 compared to $1.1 million in 2019.

Overall, we recognized an income tax expense of $11.0 million (income tax expense of $4.9 million and resource revenue tax expense of $6.1 million) in 2020, compared to $1.6 million (income tax expense of $0.5 million and resource revenue tax expense of $1.1 million) in 2019.

In 2020, our net income attributable to shareholders was $0.4 million, or $0.03 per share on a basic and diluted basis, compared to net loss attributable to shareholders of $18.6 million, or $1.48 per share on a basic and diluted basis in 2019.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following is a breakdown of our revenue by segment for each of the years indicated:

	Years Ended December 31,
	2019	2018

	(In thousands)
Revenue:
Royalty	$5,496	$1,732
Industrial	100,184	131,614
Merchant Banking	7,565	6,405
All Other	22	-
	$113,267	$139,751

In 2019, 77% of our revenue was from Europe, 17% were from the Americas and 6% were from Asia and other regions. In 2018, 85% of our revenue was from Europe, 11% were from the Americas and 4% were from Asia and other regions.

In 2019, our proportionate revenue by product was 80% from metals processing, 6% from our iron ore royalty, 3% from food products, 8% from hydrocarbons and 3% from electricity and power. In 2018, our proportionate revenue by product was 88% from metals processing, 8% from hydrocarbons and 4% from electricity and power. In the third quarter of 2019, we disposed of certain non-core subsidiaries in Europe which processed different metals.

Based upon the average exchange rates for 2019, the Canadian dollar strengthened by approximately 3.0% in value against the Euro compared to the average exchange rates for 2018.

Revenue for 2019 decreased to $113.3 million from $139.8 million in 2018, primarily as a result of the disposition of metal product lines.

Revenue for our Industrial segment for 2019 decreased to $100.2 million from $131.6 million in 2018, primarily as a result of the disposition of metal product lines.

Revenue for our Merchant Banking segment for 2019 increased to $7.6 million from $6.4 million in 2018, primarily as a result of additional merchant banking activities during the year.

Revenue for our Royalty segment for 2019 increased to $5.5 million from $1.7 million in 2018 primarily as a result of the recommencement of operations at the Scully iron ore mine during the year. In 2018, we had recognized a reversal of revenue previously recognized in 2017 due to the terms of the underlying agreement.

Revenue for our All Other segment was $22,000 in 2019 and $nil in 2018.

A customer in the Royalty segment located in Canada represented approximately 5% and nil%, respectively, and a customer of a former subsidiary in the Industrial segment located in Slovakia represented approximately 13% and 16%, respectively, of our revenue for the years ended December 31, 2019 and 2018.

Costs and other increased to $96.6 million during 2019 from $95.2 million in 2018 as a result of a reduction in the net gain on dispositions of subsidiaries and a reduction on gains on settlement and derecognition of liabilities, partially offset by a decrease due to the disposition of metal product lines.

The following is a breakdown of our costs and other for each of the years indicated:

	Years Ended December 31,
	2019		2018

	(In thousands)
Royalty, goods and products and services	$95,189		$119,552
Market value (increase) decrease on commodity inventories	(160)		109
Write-down of inventories	1,822		-
(Gain) loss on derivative contracts, net	(122)		794
Fair value gain on investment property, net of write-down of real estate for sale	(3,122	)(1)	-
Gain on dispositions of subsidiaries, net(2)	(2,243)		(25,099)
Gains on settlements and derecognition of liabilities	(1,168)		(9,502)
Changes in fair value of a loan payable measured at FVTPL	979		167
Other, including medical and real estate sectors	5,386	(1)	9,188
Total costs and other	$96,561		$95,209

Note:

(1)      Certain comparative amounts in prior period have been reclassified to conform with the current period's presentation.

(2)      Please see Note 19 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

We recognized a write-down of inventories of $1.8 million in 2019 in connection with the realizable price of finished goods at a former subsidiary being less than its production cost.

We recognized a fair value gain on investment property, net of write-down of real estate for sale of $3.1 million in 2019 compared to $nil in 2018.

We recognized a net gain on dispositions of subsidiaries of $2.2 million in 2019, compared to $25.1 million in 2018. Net gain on dispositions of subsidiaries in 2019 and 2018 consisted of the reclassification of exchange differences and the difference between the book value of such net assets (or net liabilities) and the consideration received. The dispositions of these subsidiaries in 2019 would significantly reduce our revenues and costs and expenses in 2020. The subsidiaries disposed in 2018 comprised non-operating entities, which would not have an impact on our operations going forward.

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

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders' equity. Net debt is calculated as total debt less cash. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	December 31,
	2020	2019

	(In thousands, except ratio amounts)
Total debt(1)	$38,053	$35,418
Less: cash	(63,552)	(78,274)
Net debt	Not applicable	Not applicable
Shareholders' equity	361,544	353,612
Net debt-to-equity ratio	Not applicable	Not applicable

Note:

(1)	Long-term debt includes bonds payable and does not include: (a) a non-interest bearing loan payable of $5.2 million as at December 31, 2020 and $4.8 million as at December 31, 2019 which is measured at fair value through profit or loss and does not have a fixed repayment date. See "– Financial Position"; and (b) long-term lease liabilities of $0.8 million at December 31, 2020 ($0.8 million as at December 31, 2019), recognized as a consequence of IFRS 16.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2020 and 2019. Our net debt-to-equity ratio as at December 31, 2020 and 2019 was not applicable as we had a net cash balance.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	December 31,
	2020	2019

	(In thousands, except ratio amounts)
Long-term debt, less current portion(1)	$38,053	$35,418
Shareholders' equity	361,544	353,612
Long-term debt-to-equity ratio	0.11	0.10

Note:

(1)	See note in the table immediately above.

During 2020, our strategy, which remained unchanged from 2019, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels.

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

The following table presents a summary of cash flows for each of the periods indicated:

	Years Ended December 31,
	2020	2019	2018
		(In thousands)
Cash flows used in operating activities	$(21,271)	$(9,807)	$(7,191)
Cash flows provided by (used in) investing activities	3,419	(10,202)	(1,281)
Cash flows used in (provided by) financing activities	(498)	34,792	(857)
Exchange rate effect on cash	3,628	(4,269)	2,219
(Decrease) increase in cash	(14,722)	10,514	(7,110)

Cash Flows from Operating Activities

Operating activities used cash of $21.3 million in 2020, compared to $9.8 million in 2019. In 2020, an increase in receivables used cash of $33.8 million compared to $0.5 million in 2019. The increase in receivables was as a result of an increased royalty receivable and receivables due from an affiliate (see " Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions" and Note 9 to our audited consolidated financial statements for the year ended December 31, 2020 for further information). An increase in short-term securities used cash of $2.6 million in 2020, compared to $6.4 million in 2019. In 2020, an increase in account payables and accrued expenses provided cash of $0.5 million, compared to a decrease in account payables and accrued expenses using cash of $0.2 million in 2019. A decrease in inventories provided cash of $0.5 million in 2020, compared to $1.6 million in 2019. In 2020, a decrease in deposits, prepaid and other provided cash of $0.1 million, compared to an increase in deposits, prepaid and other using cash of $0.5 million in 2019.

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

Cash Flows from Investing Activities

Investing activities provided cash of $3.4 million in 2020, compared to using cash of $10.2 million in 2019. In 2020, proceeds from sales of investment properties provided cash of $4.6 million, compared to $nil in 2019. An increase in a loan receivable, net and the acquisition of an indemnification asset used cash of $0.3 million and $nil, respectively in 2020, compared to $0.8 million and $6.7 million, respectively for 2019. In 2020, the dispositions of subsidiaries, net of cash disposed of, used cash of $0.9 million, compared to $1.9 million in 2019. Purchases of property, plant and equipment, net of sales, used cash of $0.2 million in 2020, compared to $0.7 million in 2019.

Investing activities used cash of $10.2 million in 2019, compared to $1.3 million in 2018. An increase in a loan receivable and the acquisition of an indemnification asset used cash of $0.8 million and $6.7 million, respectively, in 2019, compared to $nil and $nil, respectively, for 2018. In 2019, the dispositions of subsidiaries, net of cash disposed of, used cash of $1.9 million, compared to $0.8 million in 2018. In 2019, purchases of property, plant and equipment, net of sales, used cash of $0.7 million, compared to $0.2 million in 2018.

Cash Flows from Financing Activities

Net cash used in financing activities was $0.5 million in 2020, compared to providing cash of $34.8 million in 2019. In 2020, reductions in lease liabilities used cash of $0.5 million in 2020 compared to $0.9 million in 2019. The issuance of bonds payable (net of commissions, fees and expenses relating to the issuance thereof) provided cash of $nil in 2020, compared to $35.4 million in 2019.

Net cash provided by financing activities was $34.8 million in 2019, compared to using cash of $0.9 million in 2018. In 2019, the issuance of bonds payable (net of commissions, fees and expenses relating to the issuance thereof) provided cash of $35.4 million compared to $nil in 2018. Reductions in lease liabilities used cash of $0.9 million in 2019 compared to $nil in 2018. An exercise of stock options provided cash of $0.2 million in 2019 compared to $nil in 2018.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	December 31,
	2020	2019
	(In thousands)
Cash	$63,552	$78,274
Short-term securities	18,497	14,174
Trade receivables	4,755	4,158
Tax receivables	282	188
Other receivables	39,518	8,104
Inventories	1,413	2,388
Restricted cash	175	85
Deposits, prepaid and other	1,019	1,124
Total current assets	129,211	108,495
Working capital	113,074	88,606
Total assets	509,125	503,349

Account payables and accrued expenses	15,680	19,161
Income tax liabilities	457	728
Total current liabilities	16,137	19,889
Bonds payable, long-term	38,053	35,418
Loan payable, long-term	5,223	4,769
Decommissioning obligations, long-term	14,072	15,018
Deferred income tax liabilities	66,115	65,307
Total liabilities	140,401	141,335
Shareholders' equity	361,544	353,612

We maintain an adequate level of liquidity, with a portion of our assets held in cash and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use liquidity for our own proprietary trading and investing activities.

As at December 31, 2020, cash decreased to $63.6 million from $78.3 million as at December 31, 2019.

Trade receivables and other receivables were $4.8 million and $39.5 million, respectively, as at December 31, 2020, compared to $4.2 million and $8.1 million, respectively, as at December 31, 2019. Included in other receivables were receivables of $10.1 million related to our iron ore royalty interest, compared to $nil as at December 31, 2019. Other receivables included an indemnification asset of $6.8 million, a loan of $0.8 million and aggregate current account receivables of $20.8 million as at December 31, 2020 from a related party, compared to other receivables including an indemnification asset of $6.4 million, a loan of $0.8 million and $nil current account receivables as at December 31, 2019 from a related party. See "Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions" for further information.

Inventories decreased to $1.4 million as at December 31, 2020, from $2.4 million as at December 31, 2019, primarily as a result of a write-off of inventories and the timing of shipments of finished goods.

Deposits, prepaid and other assets were $1.0 million as at December 31, 2020, compared to $1.1 million as at December 31, 2019.

We had short-term securities of $18.5 million as at December 31, 2020, compared to $14.2 million as at December 31, 2019. These mainly comprised of liquid government debt securities and other securities held by our Bank in the ordinary course of business.

Current tax receivables, consisting primarily of refundable value-added taxes, were $0.3 million as at December 31, 2020, compared to $0.2 million as at December 31, 2019.

Account payables and accrued expenses were $15.7 million as at December 31, 2020, compared to $19.2 million as at December 31, 2019. The decrease was primarily due to the settlement and derecognition of liabilities during the year.

We had deferred income tax liabilities of $66.1 million as at December 31, 2020, compared to $65.3 million as at December 31, 2019.

We had bonds payable of $38.1 million as at December 31, 2020, compared to $35.4 million as at December 31, 2019.

We had a non-interest bearing loan payable, which is measured at fair value through profit or loss, of $5.2 million as at December 31, 2020, compared to $4.8 million as at December 31, 2019. The loan does not have a fixed repayment date and the estimated fair value has been determined using a discount rate for similar investments. Please see Note 27 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

As at December 31, 2020, we had long-term decommissioning obligations of $14.1 million relating to our hydrocarbon properties, which will be funded through cash flows from such interests over their operating lives, compared to $15.0 million as at December 31, 2019.

Long-Term Debt

As at December 31, 2020, we had long-term bonds payable of $38.1 million compared to $35.4 million as at December 31 2019. In August 2019, Merkanti Holding plc completed a public issue of bonds with an aggregate nominal amount of €25.0 million. The bonds are redeemable in August 2026, with interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate of 4.41%) and secured by our investment property and real estate for sale. To the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

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

Our presentation currency is the Canadian dollar. We translate subsidiaries' assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenue and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenue is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the RMB, the United States dollar and the Hong Kong dollar.

In 2020, we reported a $7.2 million currency translation adjustment gain, before reclassification adjustment for exchange difference to profit or loss for subsidiaries deconsolidated, in other comprehensive income within equity. This compared to a $13.2 million currency translation adjustment loss under other comprehensive loss within equity in 2019. Net currency translation adjustment gain, after reclassification adjustment for exchange difference to profit or loss for subsidiaries deconsolidated, was $7.4 million in 2020, compared to net currency translation adjustment loss of $15.0 million in 2019. This currency translation adjustment did not affect our profit and loss statement. The gain in 2020 was primarily a result of the weakening of the Canadian dollar against the Euro from 2019.

Contractual Obligations

The following table sets out our obligations and commitments including contractual obligations, bonds payable and loan payable held at fair value as at December 31, 2020.

	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Lease liabilities	$423	$565	$268	$-	$1,256
Bonds payable	1,561	3,122	3,122	42,142	49,947
Loan payable(3)	-	-	-	5,223	5,223
Total	$1,984	$3,687	$3,390	$47,365	$56,426

Notes:

(1)	Includes principal and interest.
(2)	This table does not include non-financial instrument liabilities and guarantees.
(3)	Consists of a US dollar loan payable to a former subsidiary, which is interest free, does not have a fixed maturity date and is measured at fair value through profit or loss. The undiscounted contractual amount due to former subsidiary out of surplus cash of the applicable subsidiary note holder is $53.6 million (US$42.1 million). The payment amount disclosed here represents its fair value as at December 31, 2020. Inclusive of the undiscounted contractual amount due, total contractual obligations at December 31, 2020 are $53.6 million. The actual repayment may be materially different from the amount disclosed herein. See "– Financial Position" for further information.

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

Inflation

Inflation has had a minimal impact on our costs of sales and services and selling, general administrative expenses over the last two fiscal years. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2 to our audited consolidated financial statements for the year ended December 31, 2020, for a discussion of the significant accounting policies.

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

Identification of Cash-generating Units

Our assets are aggregated into cash-generating units, referred to as "CGUs", for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs. Please see Notes 12 and 13 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of our non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for iron ore, hydrocarbon commodities or refined products, a significant change in an asset's market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity's market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on our CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of our interests in an iron ore mine, power plant and hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying value of non-financial assets.

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

Valuation of Investment Property

Investment properties are included in the consolidated statement of financial position at their market value, unless their fair value cannot be reliably determined at that time. The market value of investment properties is assessed annually by an independent qualified valuer, who is an authorized expert for the valuation of developed and undeveloped land in Germany, after taking into consideration the net income with inputs on realized basic rents, operating costs and damages and defects. The assumptions adopted in the property valuations are based on the market conditions existing at the end of the reporting period, with reference to current market sales prices and the appropriate capitalization rate. Changes in any of these inputs or correct assumptions related to any of these items could materially impact these valuations.

Assets Held for Sale and Discontinued Operations

We apply judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment, referred to as "IAS 16".

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

Credit Losses and Impairment of Receivables

We apply credit risk assessment and valuation methods to our trade and other receivables under IFRS 9, Financial Instruments, referred to as "IFRS 9", which establishes a single forward-looking expected loss impairment model.

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

At each reporting date, our management assesses whether the credit risk on a financial instrument that is measured at amortized cost or at FVTOCI has increased significantly since initial recognition. When making the assessment, management uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, management compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

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

Interests in Resource Properties and Reserve Estimates

We had interests in resource properties mainly comprised of an iron ore royalty interest, and to a lesser extent, hydrocarbon properties, with an aggregate carrying amount of $261.4 million as at December 31, 2020.

Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of our interests in resource properties and/or related property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from our hydrocarbon interests are independently evaluated by reserve engineers at least annually. In 2020, we did not recognize any impairment in respect of our interests in resource properties.

Our iron ore reserves are estimates of the amount of product that can be economically and legally extracted from our mining properties. Reserve and resource estimates are an integral component in the determination of the commercial viability of our interest in the iron ore mine, amortization calculations and impairment analyses. In calculating reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, production decline rates, recovery rates, production costs, commodity demand, commodity prices and exchange rates. In addition, future changes in regulatory environments, including government levies or changes in our rights to exploit the resource imposed over the producing life of the reserves and resources may also significantly impact estimates.

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

Included in interests in resource properties as at December 31, 2020, were exploration and evaluation assets with an aggregate carrying amount of $17.0 million. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

Please see Note 13 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

Impairment of Other Non-Financial Assets

We had property, plant and equipment aggregating $51.9 million as at December 31, 2020, consisting mainly of a power plant and a natural gas processing facility. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company's CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of our property, plant and equipment. Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

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

We recognized deferred income tax assets of $10.9 million as at December 31, 2020. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

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

Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 24 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

New Standards and Interpretations Not Yet Adopted

In January 2020, the IASB issued the final amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which affect the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The changes in Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) defer the effective date of the January 2020 Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) to annual reporting periods beginning on or after January 1, 2023. Earlier application of the January 2020 amendments is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued further amendments to IFRS 3, Business Combinations ("IFRS 3") which update references in IFRS 3 to the revised 2018 Conceptual Framework. To ensure that this update in referencing does not change which assets and liabilities qualify for recognition in a business combination, or create new Day 2 gains or losses, the amendments introduce new exceptions to the recognition and measurement principles in IFRS 3.

An acquirer should apply the definition of a liability in IAS 37, rather than the definition in the Conceptual Framework, to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, Levies ("IFRIC 21"), the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which made amendments to IAS 16. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020 which contain an amendment to IFRS 9. The amendment clarifies which fees an entity includes when it applies the "10 per cent" test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other's behalf. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Management is currently assessing the impacts of the amended standard.

In August 2020, the IASB issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts and IFRS 16. The amendments are effective for periods beginning on or after January 1, 2021. Interest rate benchmarks such as interbank offer rates (IBORs) play an important role in global financial markets as they index a wide variety of financial products, including derivative financial instruments. Market developments have impacted the reliability of some existing benchmarks and, in this context, the Financial Stability Board has published a report setting out recommendations to reform such benchmarks. The Interest Rate Benchmark Reform—Phase 2 amendments focus on the effects of the interest rate benchmark reform on a company's financial statements that arise when an interest rate benchmark used to calculate interest is replaced with an alternative benchmark rate; most significantly, there will be no requirement to derecognize or adjust the amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate. Management does not expect that there will be material effects from these amendments on the Group's operations and financial position.

Trend Information

For a discussion of trends relating to revenue derived from our royalty interest, please see "Item 4: Information on the Company – B. Business Overview – Business Segments – Royalty".

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

Name (Age)	Present Position	Date of Commencement of Office with our Company
Michael J. Smith (73)	Chairman, President, Chief Executive Officer and Director(1)	2017
Samuel Morrow (36)(2)	Deputy Chief Executive Officer and Chief Financial Officer(1)	2017
Dr. Shuming Zhao (69)(3)(4)(5)	Director	2017
Indrajit Chatterjee (75)(4)(5)	Director	2017
Silke S. Stenger (53)(3)(4)(5)	Director	2017
Friedrich Hondl (60)(2)(3)	Director	2017
Jochen Dümler (66)(2)(3)(4)	Director	2017

Notes:

(1)	Samuel Morrow has been appointed our President and Chief Executive Officer and as a director effective May 1, 2021, replacing Michael Smith, who will continue as our Executive Chairman and as a director.
(2)	Member of the Risk Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating and Corporate Governance Committee.

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

B. Compensation

During the fiscal year ended December 31, 2020, we paid an aggregate of approximately $1.4 million in cash compensation to our directors and officers, excluding directors' fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2020 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2020 to our executive officers:

					Non-equity incentive compensation plan compensation ($)(1)
Name and Principal Position	Salary ($)		Share-based awards ($)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Michael J. Smith Chairman, President and Chief Executive Officer	480,235	(4)	–	–	–	–	–	309,141	(2)	789,376
Samuel Morrow Chief Financial Officer and Deputy Chief Executive Officer	496,622		–	–	–	–	–	126,914	(3)	623,536

Notes:

(1)	All awards under the Company's non-equity incentive compensation plans are paid during the financial year they were earned.
(2)	Consists of housing allowances.
(3)	Consists of medical and other customary perquisites.
(4)	Net of salary and expenses.

For the purposes of the above table, compensation amounts were translated to Canadian dollars at the applicable exchange rate at the date of the transaction or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rates as at the date of the transactions.

Directors' Compensation

The following table provides a summary of compensation paid by us to, or earned by, the directors of our company during the fiscal year ended December 31, 2020:

Director Compensation Table
Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael J. Smith(1)	-	-	-	-	-	-	-
Dr. Shuming Zhao	89,771	-	-	-	-	-	89,771
Indrajit Chatterjee	92,866	-	-	-	-	-	92,866
Silke S. Stenger	199,852	-	-	-	-	-	199,852
Friedrich Hondl	83,382	-	-	-	-	-	83,382
Jochen Dümler	113,601	-	-	-	-	-	113,601

Note:

(1)	Compensation provided to Mr. Smith, in his capacity as Chairman, President and Chief Executive Officer is disclosed in the table above under the heading "Executive Officers".

A total of $2.0 million (excluding non-cash option-based awards) was paid to our directors for services rendered as directors (including as directors of our subsidiaries), or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid an annual fee of US$25,000 and US$2,500 for each director's meeting attended as well as additional fees, as applicable, for their respective participation on our committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.

Pension Plan Benefits

As of December 31, 2020, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.

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

D. Employees

At December 31, 2020, 2019 and 2018, we employed approximately 81, 80 and 216, respectively. The decrease in 2019 was as a result of the disposition of metal product lines.

E. Share Ownership

There were 12,554,801 Common Shares, 426,000 stock options and no share purchase warrants issued and outstanding as of April 29, 2021. Of the Common Shares and stock options issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2020, beneficially owned the following Common Shares and held the following stock options:

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

Subject to adjustment for changes in capitalization, the total number of Common Shares subject to all awards under the Incentive Plan is 575,403 Common Shares. In April 2021, our board of directors authorized an amendment to the plan to: (i) increase the number of Common Shares available for Awards (as defined in the Incentive Plan) thereunder by 1,326,591 Common Shares from 575,403 to 1,901,994 Common Shares; and (ii) increase the annual limitations on grants of Awards to Covered Employees to 400,000 Common Shares in any fiscal year (425,000 Common Shares during the fiscal year where such participant's employment commences). Our shareholders will be asked to approve these amendments at our annual meeting in 2021. Our Compensation Committee and board of directors also approved grants of stock options entitling the holders thereof to acquire up to 1,307,000 Common Shares of the Company, which options will have a term of 10 years, be granted effective on the second business day after the date of this Annual Report on Form 20-F and have an exercise price equal to the closing price of our Common Shares on such date. Vesting of these Awards is subject to ratification of the amendments to the Incentive Plan at the next annual meeting of our shareholders in 2021.

In addition, the aggregate fair value of Awards (as defined in the Incentive Plan) granted to any one non-employee director cannot exceed $100,000 in any one year, and the aggregate number of securities issuable to all non-employee directors cannot exceed 1% of the Company's issued and outstanding Common Shares.

As at December 31, 2020 and the date hereof, 426,000 awards were outstanding under the Incentive Plan and 129,403 awards were available for future awards under the Incentive Plan.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

There were 12,554,801 Common Shares issued and outstanding as of April 29, 2021. The following table sets forth, as of the date hereof, persons known to us to be the beneficial owner of more than five percent (5%) of our Common Shares:

Name	Amount Owned	Percent of Class(1)
Peter Kellogg, group(2)	4,372,480	34.9%
Lloyd Miller, III(3)	1,862,523	14.8%
Nantahala Capital Management, LLC(4)	753,159	6.0%

Notes:

(1)	Based on 12,554,801 Common Shares issued and outstanding on April 29, 2021.

(2)	As disclosed in a Schedule 13D/A filed by IAT Reinsurance Company Ltd., referred to as "IAT" and Peter Kellogg, collectively, referred to as, the "IAT Group", the IAT Group may be deemed to beneficially own an aggregate of 4,372,480 Common Shares, which includes 2,681,000 Common Shares, representing approximately 21.4% of the issued and outstanding Common Shares, owned by IAT, over which Mr. Kellogg has sole dispositive and voting power over. In such filing, Mr. Kellogg disclaims beneficial ownership of all of the shares, or approximately 21.4% of the issued and outstanding Common Shares, owned by IAT. Included in this figure are 240,000 Common Shares held by Cynthia Kellogg, Mr. Kellogg's wife, which Mr. Kellogg disclaims beneficial ownership of in his public filings.

(3)	As disclosed in a Schedule 13G dated January 23, 2018, Neil Subin succeeded to the position of President and Manager of Milfam, LLC which serves as manager, general partner or investment advisor of a number of entities formerly managed by the late Lloyd Miller, III. He also serves as trustee of a number of Miller family trusts, controls such shares through a number of trusts and wholly-owned corporations. Based on a Schedule 13 G/A filed on February 13, 2019, in which Mr. Subin discloses that he exercises sole dispositive and voting control over 1,740,429 of such shares and shared dispositive and voting control over 122,094 of such shares and discloses that such ownership does not include Common Shares owned by Alimco Financial Corporation. Mr. Subin also disclosed in the filing that certain entities held by or for the benefit of the family of Mr. Miller hold approximately 85% of the outstanding shares of common stock of Alimco Financial Corporation and both Mr. Subin and Alimco Financial Corporation disclaim beneficial ownership of the securities reported by the other reporting person. On February 11, 2019, Alimco filed a Schedule 13G disclosing beneficial ownership of, and sole dispositive power over, 170,802 Common Shares.

(4)	Based on Schedule 13G/A filed on February 12, 2021 jointly with Nantahala Capital Management, LLC, Wilmot B. Harkey and Daniel Mack.

As of April 29, 2021, there were 12,554,801 Common Shares issued and outstanding held by 163 registered shareholders. Of those Common Shares issued and outstanding, 12,549,600 Common Shares were registered in the United States (152 registered shareholders).

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

The IAT Group may be considered to control our company as a result of, among other things, its proportionate ownership of our Common Shares.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

In the normal course of operations, we enter into transactions with related parties, which include affiliates in which we have a significant equity interest (10% or more) or have the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company's directors, Chairman, President, Chief Executive Officer and Chief Financial Officer. This section does not include disclosure, if any, respecting open market transactions, whereby a related party acts as an investor of the Company's securities or the bonds of Merkanti Holding plc.

We had the following transactions with related parties:

Years ended December 31:	2020	2019		2018

	(In thousands)
Fee income	$9	$10		$-
Interest income	86	31		-
Dividends received	-	-		168
Royalty expenses	(660)	(210)		-
Credit losses on corporate guarantees	-	(3,134	)(1)	-
(Reversal of) ECL allowance	15	(16)		-
Fee expenses	(80)	-		-
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(276)	(811)		-

Note:

(1)	Reversed during the year ended December 31, 2020.

We have, from time to time we have entered into arrangements with a company owned by our Chairman to assist us to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for our ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by our Chairman or the company controlled by him. Pursuant to this arrangement, as at December 31, 2020, we held: (i) an indemnification asset of $6.8 million relating to a secured indemnity provided by such company to our subsidiary to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of our subsidiaries and another subsidiary that was put into dissolution by us in 2019; (ii) a loan to such company of $0.8 million, bearing interest at 6.3%, which was made in 2019 in order to facilitate the acquisition of securities for our benefit; and (iii) current account receivables of $20.8 million. We also had current account payables of $27,000 due to the aforesaid affiliate as at December 31, 2020.

In addition, pursuant to this arrangement, during 2020 and 2019, we reimbursed such company $0.3 million and $0.8 million (as set forth in the table above), respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses. Furthermore, during 2019, we sold a non-core metals processing business to a company controlled by our Chairman for nominal consideration, which represented the arm's length transaction price. This metals processing business operated out of a leased property with leased equipment. Over the past fifteen years, the landlord of the land and equipment refused to incur any capital expenditures or to make any necessary improvement to the facility. Without these necessary capital upgrades and improvements, the subsidiary's maintenance costs increased and productivity decreased such that it could no longer be operated on a profitable or sustainable basis. After reporting a net loss in 2018, it continued to report losses in 2019, which resulted in the subsidiary having negative net equity on a consolidated basis. As a result, the transaction did not result in the transfer of any net economic benefit to the company controlled by our Chairman and the sale for nominal consideration resulted in the recognition of a non-cash accounting gain of $0.9 million in 2019. Subsequent to the sale, this former subsidiary entered into an insolvency administration process in Germany. During 2019, we recognized credit losses of $3.1 million on corporate guarantees issued to certain trading partners of this former subsidiary prior to its disposition. During 2020, the provision for credit losses on the corporate guarantees was reversed and recognized in profit or loss.

As set forth in the table above, we had royalty expenses of $0.7 million and $0.2 million, respectively, in 2020 and 2019, that were paid to a company in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine.

During 2019, our Chairman was a subscriber in the issuance of public bonds by Merkanti Holding plc in the amount of €0.3 million ($0.5 million), being approximately 1.25% of each of the total offering and the outstanding bonds as at December 31, 2020 and 2019.

Please see Note 26 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8:  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements have been prepared in compliance with IFRS. Please see "Item 18: Financial Statements".

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant and are a plaintiff from time to time in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including periodic audit by various tax authorities.

One of our subsidiaries is disputing certain assessments by the relevant tax authorities related to expatriate staff payroll tax, and we have appealed these matters locally. Management believes that it is more likely than not that it will be successful in this appeal, however the timing is unknown. The total amount of the assessments is $3.5 million of which $1.2 million has been paid in dispute. The amount that has been paid has been written off due to management's expectations of probability of recovery.

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the group in the amount of approximately $68.4 million (€43.8 million). We believe that such claim is without merit and intend to vigorously defend such claim. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on our financial condition or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to the outcome.

Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are incorrect or if management is unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 24 to our audited consolidated financial statements for the year ended December 31, 2020 for further information.

Dividend Distributions

We did not declare or pay any cash dividends to our shareholders in 2020. On April 30, 2021, the Company announced that its board of directors approved a cash dividend policy. The dividend policy is intended to maximize potential future dividends payable to holders of Common Shares. While no dividends have been declared or determined to date, based upon a review of the Company's financial position, operating results, ongoing working capital requirements and other factors, our board of directors may from time to time and if deemed advisable by it, declare and pay cash dividends to holders. The timing, payment and amount of any dividends paid on our Common Shares may be determined by our board of directors from time to time, based upon considerations such as our cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as our board of directors considers relevant.

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

B. Memorandum and Articles of Association

We are an exempted company organized under the Cayman Act. Our registered office is located at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands. Pursuant to Section 4 of our Articles, the objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Cayman Act, as amended from time to time, or any other law of the Cayman Islands.

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

The Bank is subject to regulations and restrictions imposed in Europe and Malta. In addition, a portion of our cash is held in the PRC in RMB. Please see "Item 4: Information on the Company – B. Business Overview – Regulation" for further information.

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

I. Subsidiary Information

For a list of our significant wholly-owned direct and indirect subsidiaries and significant non-wholly-owned subsidiaries, please see "Item 4: Information on the Company – C. Organizational Structure".

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

Please refer to Note 27 of our audited consolidated financial statements for the year ended December 31, 2020, for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2020.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2020. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on this evaluation, management concluded that, as of December 31, 2020, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2020 by Smythe LLP were $442,000 (before goods and services tax). The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2019 by BDO LLP were $988,765 (before goods and services tax).

Audit-Related Fees

During the years ended December 31, 2020 and 2019, $nil and $nil were billed, respectively, by Smythe LLP and BDO LLP for services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category "Audit Fees" above.

Tax Fees

During the fiscal year ended December 31, 2020, no fees were billed by Smythe LLP for tax, compliance, tax advice and tax planning. During the fiscal year ended December 31, 2019, no fees were billed by BDO LLP for tax, compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended December 31, 2020, $nil fees were billed by Smythe LLP for services not related to audit or tax. During the fiscal year ended December 31, 2019, $nil fees were billed by BDO LLP for services not related to audit or tax.

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

ITEM 16E:  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2020, neither we nor any affiliated purchaser (as defined in the Securities Exchange Act of 1934) purchased any of our Common Shares.

ITEM 16F:  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective December 21, 2020, the Company's former auditors resigned and the Company appointed Smythe LLP as the successor auditor. In connection therewith, the Company provides: (a) the former auditor's reports on any of the Company's consolidated financial statements for the fiscal years ended December 31, 2019 or 2018 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles; (b) during the Company's fiscal years ended December 31, 2019 and 2018 and through the subsequent interim period on or prior to the resignation of the former auditors, there were no disagreements between the Company and the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (c) during the Company's fiscal years ended December 31, 2019 and 2018 and through the subsequent interim period on or prior to the resignation of the former auditors, no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred except that, in connection with the Company's consolidated financial statements as of and for the year ended December 31, 2019, the Company and the former auditor identified a material weakness in the Company's internal control over financial reporting related to: (i) a lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of IFRS 10, Consolidated Financial Statements; and (ii) policies and procedures with respect to the review, supervision and monitoring of the Company's accounting and reporting functions were either not designed and in place or not operating effectively to identify this application, as disclosed in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on May 11, 2020. The Company's audit committee and board of directors discussed such matters with the former auditors, and the Company authorized the former auditors to respond fully to inquiries of the successor auditors concerning such matters.

The resignation of BDO LLP and the appointment of Smythe LLP as our independent registered public accounting firm have been considered and approved by our Audit Committee and our board of directors.

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

ITEM 16H:  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17:  FINANCIAL STATEMENTS

Not applicable. Please see "Item 18: Financial Statements".

ITEM 18:  FINANCIAL STATEMENTS

The following attached audit reports and financial statements are incorporated herein:

1.	Reports of Independent Registered Public Accounting Firm	57
2.	Consolidated statements of financial position as of December 31, 2020 and 2019	60
3.	Consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018	61
4.	Consolidated statements of comprehensive loss for the years ended December 31, 2020, 2019 and 2018	62
5.	Consolidated statements of changes in equity for the years ended December 31, 2020, 2019 and 2018	63
6.	Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018	64
7.	Notes to consolidated financial statements	65

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Scully Royalty Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Scully Royalty Ltd. and its subsidiaries (the "Company") as of December 31, 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows, for the year ended December 31, 2020, and the related notes.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the recoverable amounts of non-financial assets: interest in the Scully iron ore mine, hydrocarbon properties and power plant

As discussed in Notes 12 and 13 to the consolidated financial statements, the Company has interests in the Scully iron ore mine of $211.3 million, hydrocarbon properties of $50.3 million, and power plant assets of $27.6 million as at December 31, 2020. An indicator of impairment was identified for these assets as a result of the Company's market capitalization being significantly lower than the net assets of the Company throughout 2020. The Company estimated the recoverable amounts of these non-financial assets using forecasted production and sales levels, future prices of the underlying commodities, expected reserves, asset retirement obligations, future development and operating costs, inflation rates, and discount rates.

We identified the assessment of the recoverable amounts in these non-financial assets as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to determine these recoverable amounts. Significant assumptions utilized in determining the recoverable amounts included future commodity prices, discount rates, inflation rates, future development and operating costs, and forecasted production and sales levels. Minor changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount. In addition, auditor judgment and reliance on specialists were required to assess the mineral resources and reserves, replacement cost and salvage value, which form the basis of the recoverable values.

Our audit procedures related to the assessment of future production and sales levels, future prices of the underlying commodities, expected reserves, asset retirement obligations, future development and operating costs, inflation rates, and the selection of the discount rates included the following, among others:

•	We evaluated the estimate of forecasted production and sales levels by comparing historical estimates to actual results.
•	With the assistance of valuation specialists, we evaluated the reasonability of the valuation methodology and significant assumptions made by comparing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates used by management.
•	We used the work of management's specialists in performing the procedures to evaluate the reasonability of the estimates of used to determine the recoverable value of the Company's interest in these assets. As a basis for using the work of management's specialists, we ensured:
–	The specialists' qualifications were appropriate, and the Company's relationship with the specialists was assessed for biases.
–	We evaluated the methods and assumptions used by the specialists, tested the data used by the specialists and performed an assessment of the specialists' findings.
–	We evaluated whether the significant assumptions used, such as expected reserves, asset retirement obligations, inflation rates, future development and operating costs, were reasonable considering the past performance of the Company, consistency with industry pricing forecasts and whether they were consistent with evidence obtained in other areas of the audit.

Fair value of investment properties and real estate for sale

As discussed in Note 11 to the consolidated financial statements, the Company has investment properties of $36.9 million and real estate property held for sale of $14.0 million as at December 31, 2020. The Company has elected the fair value model for investment properties where these assets are measured at fair value subsequent to initial recognition on the consolidated statements of financial position.

We identified the fair value of investment properties and real estate held for sale as a critical audit matter. The estimates and assumptions with the highest degree of subjectivity and impact on the fair value of the investment properties and real estate held for sale are future expected market rents and revenues, vacancy rates, operating costs, and discount rates. Auditing these estimates and assumptions require a high degree of judgment as the estimation made by management contains significant measurement uncertainty. This resulted in an increased extent of audit effort, including the use of fair value specialists.

Our audit procedures related to the future expected market rents and revenues, vacancy rates, operating costs, and discount rates included the following, among others:

•	Tested management's future expected market rents and revenues, vacancy rates, operating costs and discount rates through independent analysis and comparison to external sources including objective contractual information, and observable economic indicators, where applicable.
•	Evaluated management's ability to accurately estimate fair value and future expected market rents and revenues, vacancy rates and operating costs by comparing management's historical fair value estimates and forecasts to actual results.
•	With the assistance of valuation specialists, we evaluated the reasonableness of the valuation methodology and determination of discount rates by testing the source information underlying the determination of discount rates, developing a range of independent estimates and comparing those to the capitalization rates and discount rates used, and considering recent market transactions.
•	We used the work of management's specialists in performing the procedures to evaluate the reasonableness of the estimates, we ensured:
–	The specialists' qualifications were appropriate, and the Company's relationship with the specialists was assessed for biases.

–	We evaluated the methods and assumptions used by the specialists, tests of data used by the specialists and performed an assessment of the specialists' findings.
–	We evaluated whether the significant assumptions used were reasonable considering the past performance of the Company, consistency with industry and whether they were consistent with evidence obtained in other areas of the audit.

/s/ Smythe LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2020.

Vancouver, Canada

April 30, 2021

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Scully Royalty Ltd.

Hong Kong, China

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Scully Royalty Ltd. (the "Company") as of December 31, 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ BDO LLP

BDO LLP

We have served as the Company's auditor from 2019 through 2020.

London, United Kingdom

May 11, 2020

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Canadian Dollars in Thousands)

ASSETS	Notes	December 31, 2020	December 31, 2019
Current Assets
Cash		$63,552	$78,274
Securities	7	18,497	14,174
Trade receivables	8	4,755	4,158
Tax receivables		282	188
Other receivables	9	39,518	8,104
Inventories	10	1,413	2,388
Restricted cash		175	85
Deposits, prepaid and other		1,019	1,124
Total current assets		129,211	108,495
Non-current Assets
Securities	7	3,721	3,809
Loan receivable		1,237	-
Real estate for sale	16	13,954	13,040
Investment property	11, 16	36,908	38,205
Property, plant and equipment	12	51,883	55,413
Interests in resource properties	13	261,355	270,070
Deferred income tax assets	14	10,856	14,295
Other		-	22
Total non-current assets		379,914	394,854
		$509,125	$503,349
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	15	$15,680	$19,161
Income tax liabilities		457	728
Total current liabilities		16,137	19,889
Non-current Liabilities
Bonds payable	16, 25	38,053	35,418
Loan payable		5,223	4,769
Decommissioning obligations	17	14,072	15,018
Deferred income tax liabilities	14	66,115	65,307
Other		801	934
Total non-current liabilities		124,264	121,446
Total liabilities		140,401	141,335
Equity
Capital stock, at par value of US$0.001 per share and fully paid	18	16	16
Additional paid-in capital		312,471	312,471
Treasury stock	18	(2,643)	(2,643)
Contributed surplus		16,627	16,627
Retained earnings		1,378	1,009
Accumulated other comprehensive income		33,695	26,132
Shareholders' equity		361,544	353,612
Non-controlling interests		7,180	8,402
Total equity		368,724	362,014
		$509,125	$503,349

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2020, 2019 and 2018

(Canadian Dollars in Thousands, Except Share and per Share Amounts)

	Notes	2020	2019	2018
Revenue	19	$59,432	$113,267	$139,751

Costs and expenses:
Costs and other	19	26,870	96,561	95,209
Selling, general and administrative	19	19,901	22,573	26,365
Share-based compensation – selling, general and administrative	20	-	-	69
Loss on settlement	19	-	-	5,600
Finance costs		1,881	1,243	2,125
(Reversal of) credit losses	19	(3,108)	13,398	34,985
Reversal of impairment of resource properties	13	-	-	(188,203)
Exchange differences on foreign currency transactions, net loss (gain)		2,709	(3,724)	(4,228)
		48,253	130,051	(28,078)

Income (loss) before income taxes		11,179	(16,784)	167,829
Income tax (expense) recovery:
Income taxes	21	(4,893)	(482)	(56,105)
Resource property revenue taxes	21	(6,074)	(1,137)	487
	21	(10,967)	(1,619)	(55,618)
Net income (loss) for the year		212	(18,403)	112,211
Net loss (income) attributable to non-controlling interests		157	(150)	65
Net income (loss) attributable to owners of the parent company		$369	$(18,553)	$112,276

Earnings (loss) per share:
Basic	22	$0.03	$(1.48)	$8.96
Diluted	22	$0.03	$(1.48)	$8.96

Weighted average number of common shares outstanding
– Basic	22	12,554,801	12,543,271	12,534,801
– Diluted	22	12,554,801	12,543,271	12,534,801

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2020, 2019 and 2018

(Canadian Dollars in Thousands)

	2020	2019	2018
Net income (loss) for the year	$212	$(18,403)	$112,211
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	7,219	(13,197)	2,440
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated (see Note 19)	215	(1,758)	672
Net exchange difference	7,434	(14,955)	3,112

Fair value gain (loss) on securities at fair value through other comprehensive income	150	(70)	(75)
Reclassification to statements of operations	(97)	66	(3)
Net fair value gain (loss) on securities at fair value through other comprehensive income	53	(4)	(78)

	7,487	(14,959)	3,034
Total comprehensive income (loss) for the year	7,699	(33,362)	115,245
Comprehensive loss (income) attributable to non-controlling interests	233	138	(277)
Comprehensive income (loss) attributable to owners of the parent company	$7,932	$(33,224)	$114,968

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2020, 2019 and 2018

(Canadian Dollars in Thousands)

	Capital Stock and Additional Paid-In Capital		Treasury Stock		Contributed Surplus		Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	(Deficit) Retained Earnings	Available- for-sale Securities	Securities at Fair Value Through Other Comprehensive Income	Currency Translation Adjustments	Share- holders' Equity	Non- controlling Interests	Total Equity
Balance at January 1, 2018	12,600,448	$312,148	(65,647)	$(2,643)	$16,666	$(87,183)	$461	$-	$38,331	$277,780	$2,169	$279,949

Change in accounting policy (see Note 2B(i))	-	-	-	-	-	524	(461)	(63)	-	-	-	-
Net income (loss)	-	-	-	-	-	112,276	-	-	-	112,276	(65)	112,211
Dividends paid	-	-	-	-	-	-	-	-	-	-	(805)	(805)
Return of capital	-	-	-	-	-	-	-	-	-	-	(52)	(52)
Share-based compensation	-	-	-	-	69	-	-	-	-	69	-	69
Loss on disposition of shares in a subsidiary	-	-	-	-	-	(6,284)	-	-	(157)	(6,441)	6,441	-
Net fair value loss	-	-	-	-	-	-	-	(78)	-	(78)	-	(78)
Net exchange differences	-	-	-	-	-	-	-	-	2,770	2,770	342	3,112
Balance at December 31, 2018	12,600,448	312,148	(65,647)	(2,643)	16,735	19,333	-	(141)	40,944	386,376	8,030	394,406

Net (loss) income	-	-	-	-	-	(18,553)	-	-	-	(18,553)	150	(18,403)
Exercise of stock options	20,000	339	-	-	(108)	-	-	-	-	231	-	231
Issuance of shares in a subsidiary to a non-controlling interest	-	-	-	-	-	229	-	-	-	229	510	739
Net fair value loss	-	-	-	-	-	-	-	(4)	-	(4)	-	(4)
Net exchange differences	-	-	-	-	-	-	-	-	(14,667)	(14,667)	(288)	(14,955)
Balance at December 31, 2019	12,620,448	312,487	(65,647)	(2,643)	16,627	1,009	-	(145)	26,277	353,612	8,402	362,014

Net income (loss)	-	-	-	-	-	369	-	-	-	369	(157)	212
Issuance of shares in a subsidiary to a non-controlling interest	-	-	-	-	-	-	-	-	-	-	8	8
Dividends paid	-	-	-	-	-	-	-	-	-	-	(37)	(37)
Disposition of a subsidiary	-	-	-	-	-	-	-	-	-	-	(960)	(960)
Net fair value gain	-	-	-	-	-	-	-	53	-	53	-	53
Net exchange differences	-	-	-	-	-	-	-	-	7,510	7,510	(76)	7,434
Balance at December 31, 2020	12,620,448	$312,487	(65,647)	$(2,643)	$16,627	$1,378	$-	$(92)	$33,787	$361,544	$7,180	$368,724

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020, 2019 and 2018

(Canadian Dollars in Thousands)

	Notes	2020	2019	2018
Cash flows from operating activities:
Net income (loss) for the year		$212	$(18,403)	$112,211
Adjustments for:
Amortization, depreciation and depletion		11,470	8,287	5,712
Exchange differences on foreign currency transactions		2,709	(3,724)	(4,228)
Gain on short-term securities	19	(758)	(931)	(3,856)
(Loss) gain on dispositions of subsidiaries, net	19	546	(2,243)	(25,099)
Reversal of impairment of resource properties	13	-	-	(188,203)
Share-based compensation	20	-	-	69
Deferred income taxes	21	4,798	98	55,238
Market value (increase) decrease on commodity inventories	19	-	(160)	109
Interest accretion		143	743	373
Change in fair value of investment property, net of write-down of real estate for sale	19	(757)	(3,122)	-
Change in fair value of a loan payable measured at FVTPL	19	549	979	167
(Reversal of) credit losses	19	(3,108)	13,398	34,985
Write-downs of inventories	19	469	1,822	-
Write-offs of intangible assets and prepaid		25	18	2,129
Gains on settlements and derecognition of liabilities	19	(2,600)	(1,168)	(9,502)
Loss on settlement	19	-	-	5,600
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term deposits		-	-	197
Short-term securities		(2,608)	(6,384)	(1,050)
Receivables		(33,847)	(466)	10,264
Inventories		517	1,551	(1,429)
Restricted cash		(60)	159	(275)
Deposits, prepaid and other		97	(468)	70
Assets held for sale		-	396	-
Short-term bank borrowings		-	-	(1,621)
Account payables and accrued expenses		521	(157)	435
Income tax liabilities		26	(35)	(1,046)
Other		385	3	1,559
Cash flows used in operating activities		(21,271)	(9,807)	(7,191)
Cash flows from investing activities:
Purchases of long-term securities		-	-	(1,199)
Purchases of property, plant and equipment, net		(227)	(720)	(198)
Proceeds from sales of investment property		4,564	-	1,018
Increase in loan receivables, net		(265)	(843)	-
Acquisition of indemnification asset		-	(6,737)	-
Dispositions of subsidiaries, net of cash disposed of		(873)	(1,902)	(825)
Other		220	-	(77)
Cash flows provided by (used in) investing activities		3,419	(10,202)	(1,281)
Cash flows from financing activities:
Issuance of bonds payable	16	-	36,511	-
Payments of commissions, fees and expenses on issuance of bonds payable	16	-	(1,078)	-
Reductions in lease liabilities		(451)	(872)	-
Exercise of stock options		-	231	-
Return of capital to non-controlling interests		-	-	(52)
Dividends paid to non-controlling interests		(30)	-	(805)
Other		(17)	-	-
Cash flows (used in) provided by financing activities		(498)	34,792	(857)
Exchange rate effect on cash		3,628	(4,269)	2,219
(Decrease) increase in cash		(14,722)	10,514	(7,110)
Cash, beginning of year		78,274	67,760	74,870
Cash, end of year		$63,552	$78,274	$67,760
Supplemental cash flows disclosure (for additional information, see Note 25)
Interest received		$484	$1,282	$906
Dividends received		11	-	168
Interest paid		(1,880)	(342)	(1,198)
Income taxes paid		(3,730)	(780)	(2,626)

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 1.  Nature of Business

Scully Royalty Ltd. ("Scully" or the "Company") is incorporated under the laws of the Cayman Islands. Scully and the entities it controls are collectively known as the "Group" in these consolidated financial statements. The Group is a merchant bank that provides financial services and has a royalty interest in the Scully iron ore mine in the Province of Newfoundland and Labrador, Canada. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group's investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

A.  Basis of Presentation

Basis of Accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). Scully complies with all the requirements of IFRS. The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied with the exception of the adoption of IFRS 16, Leases, the amendments to IAS 23, Borrowing Costs, and IFRIC 23, Uncertainty over Income Tax Treatment from January 1, 2019. See Note 2B.

These consolidated financial statements were prepared using going concern, accrual (except for cash flow information) and historical cost (except for investment property and certain financial assets and financial liabilities which are measured at fair value and certain inventories that are measured at fair value less costs to sell) bases.

In assessing the Company's ability to continue as a going concern and the appropriateness of assuming the going concern basis in the preparation of its consolidated financial statements, management considered the impact and potential impact from the outbreak of a novel coronavirus ("COVID-19") and the subsequent spread of the virus globally through 2020 (see Note 2D(v)).

The presentation currency of these consolidated financial statements is the Canadian dollar ($), rounded to the nearest thousand (except per share amounts and currency rates), unless otherwise indicated.

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

DECEMBER 31, 2020, 2019 and 2018

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

DECEMBER 31, 2020, 2019 and 2018

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

The following table sets out exchange rates for the translation of the Euro and United States dollar, which represented the major trading currencies of the Group, into the Canadian dollar:

	EUR	US$
Closing rate at December 31, 2020	1.5608	1.2732
Average rate for the year 2020	1.5298	1.3415
Closing rate at December 31, 2019	1.4583	1.2988
Average rate for the year 2019	1.4856	1.3269
Closing rate at December 31, 2018	1.5613	1.3642
Average rate for the year 2018	1.5302	1.2957

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

DECEMBER 31, 2020, 2019 and 2018

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

B.  Significant Accounting Policies

(i) Financial Instruments

The Group adopted IFRS 9, Financial Instruments ("IFRS 9") with a date of initial application of January 1, 2018.

Financial assets and financial liabilities are recognized in the consolidated statement of financial position when the Group becomes a party to the financial instrument contract. A financial asset is derecognized either when the Group has transferred the financial asset and substantially all the risks and rewards of ownership of the financial asset or when the contractual rights to the cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

The Group classifies its financial assets into the following measurement categories: (a) subsequently measured at fair value (either through other comprehensive income ("FVTOCI") or through profit or loss ("FVTPL") and (b) subsequently measured at amortized cost. The classification of financial assets depends on the Group's business model for managing the financial assets and the terms of the contractual cash flows. The Group classifies its financial liabilities as subsequently measured at amortized cost, except for financial liabilities at FVTPL. Change in the fair value of a loan payable measured at FVTPL is included in costs and other.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

A gain or loss on a financial asset or financial liability classified as at FVTPL is recognized in profit or loss for the period in which it arises. A gain or loss on an asset measured at FVTOCI is recognized in other comprehensive income, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income is recognized in profit or loss for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in profit or loss when the financial asset or financial liability is derecognized or impaired and through the amortization process.

Net gains or net losses on financial instruments at FVTPL do not include interest or dividend income.

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

(ii) Cash

Cash include cash on hand and cash at banks which have maturities of three months or less from the date of acquisition and are generally interest-bearing.

Restricted cash refers to money that is held for a specific purpose and therefore not available to the Group for immediate or general business use. Restricted cash is accounted for as a separate item from cash on the Group's consolidated statements of financial position.

(iii) Securities

Investments in equity securities are measured at FVTPL.

Debt securities which are held within a business model whose objective is to collect the contractual cash flows and sell the debt securities, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are measured at FVTOCI. A gain or loss on a financial asset measured at FVTOCI is recognised in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses, until the financial asset is derecognised. When the financial asset is derecognised the cumulative gain or loss previously recognised in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. Interest calculated using the effective interest method is recognised in profit or loss. Debt securities which are not held within a business model whose objective is to collect the contractual cash flows and sell the debt securities, or that do not have contractual cash flows that are solely payments of principal and interest on the principal outstanding are measured at FVTPL

Gains and losses on sales of securities are calculated on the average cost basis.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(iv) Securities and Financial Liabilities – Derivatives

A derivative is a financial instrument or other contract with all three of the following characteristics: (a) its value changes in response to the change in a specified interest rate, financial instrument price, product price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; (b) it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (c) it is settled at a future date. A derivative financial instrument is either exchange-traded or negotiated. A derivative financial instrument is included in the consolidated statement of financial position as a security (i.e. financial asset) or a financial liability and measured at FVTPL. The recognition and measurement of a derivative financial instrument does not apply to a contract that is entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group's expected purchase, sale or usage requirements, unless the Group, as allowed under IFRS 9, designates the contract as measured at FVTPL if it eliminates or significantly reduces a measurement inconsistency.

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

(v) Receivables

Generally, trade and other receivables are measured at amortized cost.

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

As required by IFRS 9, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables and contract assets that result from transactions that are within the scope of IFRS 15, Revenue from Contracts with Customers ("IFRS 15").

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

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

Commodity products acquired by the Group as a broker-trader in the Group's merchant banking activities with the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders' margin are measured at fair value less costs to sell. Fair values of the Group's inventories are determined by reference to their contractual selling prices or quoted prices in marketplaces in the absence of a contract (Level 1 of the fair value hierarchy), in accordance with IFRS 13.

(xiii) Real Estate Held for Sale

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

The depreciable amounts of the Group's property, plant, and equipment (i.e. the costs of the assets less their residual values) are depreciated according to the following estimated useful lives and methods, other than the right-of-use assets which are depreciated from the commencement dates to the earlier of the end of their useful lives or the end of their lease terms:

	Lives	Method
Processing plant and equipment	5 to 20 years	straight-line
Refinery and power plants	20 to 30 years	straight-line
Office equipment and other	3 to 10 years	straight-line
Office premises	2 to 10 years	straight-line

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

(xi) Interests in Resource Properties

The Group's interests in resource properties are mainly comprised of an interest in the Scully iron ore mine, and to a lesser extent, exploration and evaluation assets (comprising hydrocarbon probable reserves and hydrocarbon undeveloped lands), hydrocarbon development and production assets.

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

(b)	Hydrocarbon development and production assets and an iron ore royalty interest

The Group's interests in resource properties are mainly comprised of an interest in the Scully iron ore mine, and to a lesser extent, hydrocarbon development and production assets.

(1) Recognition and measurement

Interests in resource properties are initially measured at cost and subsequently carried at cost less accumulated depletion and, if any, accumulated impairment losses.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

The Group's interest in iron ore mine is assessed at the end of each reporting period whether there is any indication that the interest may be impaired. Impairment is recognized if the recoverable amount, determined as its value in use, is less than the carrying value. The Group's interest in the iron ore mine is an individual asset which generates cash flows that are completely independent of those from other assets. As a result, the interest in the iron ore mine is tested for impairment on a standalone basis.

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

(xiii) Financial Liabilities

The Group measures financial liabilities at either amortized cost or FVTPL. Financial liabilities are measured at amortized cost, unless either it is held for trading and hence required to be measured at FVTPL or the group elects to measure the financial liability at FVTPL where permitted by IFRS 9.

(xiv) Leases

The Group adopted IFRS 16 with a date of initial application of January 1, 2019.

At the commencement date of a lease contract under which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability which is measured at the present value of the lease payments that are not paid at that date, discounted using the interest rate implicit in the lease (or if the rate cannot be readily determined, the Group company's incremental borrowing rate). After the commencement date, the Group (a) measures the lease liability by (i) increasing the carrying amount to reflect interest on the lease liability; (ii) reducing the carrying amount to reflect the lease payments made; and (iii) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments; and (b) recognizes in profit or loss, unless the costs are included in the carrying amount of another asset, both (i) interest on the lease liability and (ii) variable lease payments not included in the measurement of the lease liability in the period in which the event or condition that triggers those payments occur.

The Group has elected not to apply IFRS 16 to short-term leases and leases for which the underlying asset is of low value and, as such, recognizes the lease payments associated with those leases as an expense on a straight-line basis.

The right-of-use assets are included in property, plant and equipment (see Note 2B(x)) and the lease liabilities are included in account payables and accrued expenses under current liabilities and/or other non-current liabilities.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Initial Adoption of IFRS 16

The Group elected to apply IFRS 16 retrospectively, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, subject to permitted and elected practical expedients. Pursuant to the transitional requirements, the Group chose to measure the right-of-use asset at an amount equal to the lease liability immediately before the date of initial application and elected not to recognize a lease liability or right-of-use asset for leases for which the lease term ended within 12 months of the date of initial application. As a result, the Group recognized an adjustment of $2,911, $843 and $2,068 to property, plant and equipment, account payables and accrued expenses and other non-current liabilities, respectively, on January 1, 2019. The Group's weighted average incremental borrowing rate applied to lease liabilities recognized in the consolidated statement of financial position was 4.01% at the date of initial application. The difference between operating lease commitments disclosed applying IAS 17 at the end of 2018 immediately preceding the date of initial application and lease liabilities recognized in the consolidated statement of financial position at the date of initial application is reconciled as follows:

Operating leases as at December 31, 2018*	$4,786
Exemptions for short term leases and leases for which the underlying assets are of low value	(1,505)
Discounting	(370)
Lease liabilities recognized on the initial adoption of IFRS 16 as at January 1, 2019	$2,911

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

Amendments to IFRS 16 on COVID-19-related Rent Concessions

In May 2020, the IASB issued amendments to IFRS 16 and provided a practical expedient that permits lessees (not lessors) to account for certain rent concessions in profit or loss as if they were not lease modifications. The practical expedient only applies to rent concessions occurring as a direct consequence of the COVID-19 pandemic and only if certain conditions are met. The amendments only apply to reduction in lease payments which affects only payments due on or before June 30, 2021. The amendments are effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted.

Management elected to apply the amendments to IFRS 16 in the year ended December 31, 2020. The Group has applied the practical expedient to all rent concessions that meet the criteria. When applying the practical expedient, the rent relief is treated as a variable rent expense in profit or loss against the lease liability to derecognise the part of the lease liability that has been forgiven or waived. See Note 15.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

DECEMBER 31, 2020, 2019 and 2018

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

The Group typically satisfies its performance obligations upon shipment of the goods, or upon delivery, as the services are rendered or upon completion of services depending on whether the performance obligations are satisfied over time or at a point in time. The Group primarily acts as principal in contracts with its customers. The Group does not have material obligations for returns, refunds and other similar obligations, nor warranties and related obligations.

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

The Group exercises judgments in determining the amount of the costs incurred to obtain or fulfil a contract with a customer, which includes, but is not limited to (a) the likelihood of obtaining the contract, (b) the estimate of the profitability of the contract, and (c) the credit risk of the customer. An impairment loss will be recognized in profit or loss to the extent that the carrying amount of the asset exceeds (a) the remaining amount of consideration that the entity expects to receive in exchange for the goods or services to which the asset relates, less (b) the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Further details of the Group's recognition policies on revenue from contracts with customers and other sources of revenue and income are as follows:

(a) Royalty - Royalty revenue are based on iron ore sold and shipped by an operator and are measured at the fair value of the consideration received or receivable. The Group recognizes revenue from these sales when control over the iron ore transfers to the operator's customers. Royalty revenue are recognized in an amount that reflects the consideration which the Group is entitled under the mineral sublease and for which collectability is reasonably assured.

(b) Industrial and other goods and products – Industrial and other goods and products primarily include natural gas, power and electricity, food products and metals. Revenue from sale of industrial and other goods and products are recognised when products have been delivered, the amount of revenue can be reliably measured and collectability is reasonably assured. Customer credit worthiness is assessed prior to agreement signing, as well as throughout the contract duration. Generally, the Group's sale transactions of industrial and other goods and products do not involve deliveries of multiple services and products and a financing component. They occur at different points in time and/or over different periods of time which is a significant judgment for the Group.

(c) Rental income - Lease payments from properties letting under operating leases are recognized as rental income over the lease term on either a straight line basis or another systematic basis that is more representative of the pattern in which benefit from the use of the underlying leased asset is diminished. Contingent rentals are recognized in the accounting period in which they are earned.

(d) Property management - Income from provision of property and facilities management services is recognized when the services are rendered.

(e) Property sales – Gains on sales of properties are recognized when the control over the ownership or physical possession of the property is transferred to the customers, which is the point in time when the Group satisfies its performance obligations under the contracts.

(f) Financial services - Interest income from merchant banking business is accrued on a time basis using the effective interest method. Fee income is realized as earned unless it is an integral part of a financing in which case it is amortized over the period of the loan.

(g) Investment income - Dividend income from equity investments is recognized when the right to receive payment is established. Interest income from financial investments is recognized using the effective interest method.

(xix) Costs and Other

Costs and other comprise costs of sales and services and others.

Costs of sales and services include the costs of goods (royalty, goods and products and services, real estate held for sale, medical instruments and supplies) sold. The costs of goods sold include both the direct cost of materials and indirect costs, freight charges, purchasing and receiving costs, inspection costs, distribution costs and a provision for warranty when applicable.

Other comprises other expenses and other income relating to or arising from the Group's goods and services, which include write-downs of inventories and real estate held for sale, net loss on securities and investment property, credit losses on financial assets, change in fair value of investment property, commodity inventories and a loan payable measured at FVTPL. Other also includes gains or losses on dispositions of subsidiaries and non-currency derivative contracts.

The reversal of write-downs of inventories and real estate held for sale and credit losses reduces costs and other.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for iron ore, hydrocarbon commodities or refined products, a significant change in an asset's market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity's market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on the Company's CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of the Group's iron ore interest, power plant and hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying values of non-financial assets.

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

(iv) Assets Held for Sale and Discontinued Operations

The Group applies judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment ("IAS 16").

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

In 2019, the Group disposed of its interests in two product lines in Europe which management considered not to be discontinued operations because (i) they did not form separate segments or cash generating units, (ii) they did not have financial results which could be clearly identified from the rest of the Group, (iii) each of them was not a separate major geographical area, and (iv) the dispositions were not part of a single coordinated plan to dispose of them.  Management, when exercising its judgments in terms of their respective contribution to the Group's net loss, total assets and net assets, concluded that these disposed product lines were not separate major lines of business or geographical area of operations. Based on the Group's consolidated financial statements as of June 30, 2019 (the latest publicly available financial results prior to their dispositions), the net income or loss of these disposed units represented 2% and 7%, of the combined reported loss of all entities that reported a loss and each of them represented 1% of consolidated total assets and less than 1% of consolidated net assets of the Group. The combined revenue (third parties only), loss before taxes, income tax expense and net loss, respectively, was $81,766, ($63), ($575) and ($638) during the year of 2019 to the dates of their dispositions, which were included in the Group's continuing operations for the year ended December 31, 2019. The net gain on dispositions of these entities was $207.

(v) Credit Losses and Impairment of Receivables

Pursuant to IFRS 9, the Group applies credit risk assessment and valuation methods to its trade and other receivables under IFRS 9 which establishes a single forward-looking expected loss impairment model.

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

At each reporting date, management assesses whether the credit risk on a financial instrument that is measured at amortized cost or at FVTOCI has increased significantly since initial recognition. When making the assessment, management uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, management compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

Allowance for credit losses is maintained at an amount considered adequate to absorb the expected credit losses. Such allowance for credit losses reflects management's best estimate of changes in the credit risk on the Group's financial instruments and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, particularly on a forward-looking basis; which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of the Group's financial instruments, legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

(i) Interests in Resource Properties and Reserve Estimates

The Group had interests in resource properties mainly comprised of an interest in the Scully iron ore mine, and to a lesser extent, hydrocarbon properties, with an aggregate carrying amount of $261,355 as at December 31, 2020.

Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group's interests in resource properties and/or related property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from the Group's hydrocarbon interests are independently evaluated by reserve engineers at least annually. During the year ended December 31, 2020, the Group did not recognize any impairment in respect of its interest in resource properties.

The Group's iron ore reserves are estimates of the amount of product that can be economically and legally extracted from the Group's mining properties. Reserve and resource estimates are an integral component in the determination of the commercial viability of the Group's interest in the iron ore mine, amortization calculations and impairment analyses. In calculating reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, production decline rates, recovery rates, production costs, commodity demand, commodity prices and exchange rates. In addition, future changes in regulatory environments, including government levies or changes in the Group's rights to exploit the resource imposed over the producing life of the reserves and resources may also significantly impact estimates.

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

Included in interests in resource properties as at December 31, 2020, were exploration and evaluation assets with an aggregate carrying amount of $17,007. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

See Note 13.

(ii) Impairment of Other Non-Financial Assets

The Group had property, plant and equipment aggregating $51,883 as at December 31, 2020, consisting mainly of a power plant and a natural gas processing facility. Impairment of the Group's non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company's CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of the Group's property, plant and equipment. See Note 12.

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

The Group recognized deferred income tax assets of $10,856 as at December 31, 2020. In assessing the realizability of deferred income tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in Malta and Canada during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(v) Pandemic COVID-19 and Going Concern

The COVID-19 pandemic in 2020 leads the world into a new era of uncertainties. The pandemic is dynamic and expanding and its ultimate scope, duration and effects are currently uncertain.  The impact of the pandemic and the global response thereto has, among other things, significantly disrupted global economic activity, negatively impacted gross domestic product and caused significant volatility in financial markets; although, since the fourth quarter of 2020, a number of developed vaccines have been proven to be safe and effective in protecting against COVID-19, which provides optimism that the pandemic's impact may start to wane in 2021.

While various countries have implemented stimulus packages and other fiscal measures to attempt to reduce the impact of the pandemic on their economies, the impact of the pandemic on global economic activity and markets both in the short and longer term is uncertain at this time. The magnitude and duration of the disruption and resulting decline in business activity resulting from the COVID-19 pandemic is currently uncertain. While the Group expects that there will likely be some negative impact on its results of operations, cash flows and financial position from the pandemic beyond the near-term, the extent to which the COVID-19 pandemic impacts the Group's business, operations and financial results will depend on numerous evolving factors that management may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response thereto; the effect on the Group's customers, including the borrowers and customers of the Bank (as defined herein); its impacts on suppliers; and the impact of the pandemic on counterparties and their ability to carry out their obligations to the Group.

The Group's results of operations, cash flows and financial position will likely be adversely affected by the pandemic beyond near-term. However management does not believe the pandemic will have significant impact on the going concern of the Group in the foreseeable future, which is considered to be 12 months from the date of approval of these consolidated financial statements, as the Group currently has sufficient cash, good working capital position and steady cash inflows from operations. Management has performed stress tests on their forecasts with various assumptions and the results showed that the Group would be able to withstand any significant impact on operations within the aforesaid timeframe.

Although disruption and effects of the COVID-19 pandemic may be temporary, given the dynamic nature of these circumstances and the worldwide nature of the Company's business and operations, the duration of any business disruption and the related financial impact cannot be reasonably estimated at this time but could materially affect the Group's business results of operations and financial condition. Ultimately, the severity of the impact of the pandemic on the Group's business and going concern basis will depend on a number of factors, including, the duration and severity of the pandemic and the impact and new developments concerning the global severity of, and actions to be taken to contain the outbreak.

Management took into consideration all of these various factors and risks when concluding on the Company's ability to continue as a going concern and the appropriateness of this presentation when preparing these consolidated financial statements.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

E. Accounting Changes

Future Accounting Changes

In January 2020, the IASB issued the final amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which affect the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The changes in Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) defer the effective date of the January 2020 Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) to annual reporting periods beginning on or after January 1, 2023. Earlier application of the January 2020 amendments is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued further amendments to IFRS 3, Business Combinations ("IFRS 3") which update references in IFRS 3 to the revised 2018 Conceptual Framework. To ensure that this update in referencing does not change which assets and liabilities qualify for recognition in a business combination, or create new Day 2 gains or losses, the amendments introduce new exceptions to the recognition and measurement principles in IFRS 3.

An acquirer should apply the definition of a liability in IAS 37, rather than the definition in the Conceptual Framework, to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, Levies ("IFRIC 21"), the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which made amendments to IAS 16. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020 which contain an amendment to IFRS 9. The amendment clarifies which fees an entity includes when it applies the "10 per cent" test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other's behalf. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Management is currently assessing the impacts of the amended standard.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

In August 2020, the IASB issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts and IFRS 16. The amendments are effective for periods beginning on or after January 1, 2021. Interest rate benchmarks such as interbank offer rates (IBORs) play an important role in global financial markets as they index a wide variety of financial products, including derivative financial instruments. Market developments have impacted the reliability of some existing benchmarks and, in this context, the Financial Stability Board has published a report setting out recommendations to reform such benchmarks. The Interest Rate Benchmark Reform—Phase 2 amendments focus on the effects of the interest rate benchmark reform on a company's financial statements that arise when an interest rate benchmark used to calculate interest is replaced with an alternative benchmark rate; most significantly, there will be no requirement to derecognize or adjust the amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate. Management does not expect that there will be material effects from these amendments on the Group's operations and financial position.

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

Consistent with others in its industry, the Group monitors its capital on the basis of the debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash. Adjusted capital comprises all components of shareholders' equity. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

As at December 31:	2020	2019
Total debt	$38,053	$35,418
Less: cash	(63,552)	(78,274)
Net debt	Not applicable	Not applicable
Shareholders' equity	361,544	353,612
Net debt-to-adjusted capital ratio	Not applicable	Not applicable

As at December 31:	2020	2019
Long-term debt	$38,053	$35,418
Shareholders' equity	361,544	353,612
Long-term debt-to-equity ratio	0.11	0.10

The above tables do not include: (i) a non-interest bearing long-term loan payable of $5,223 as at December 31, 2020 (2019: $4,769), which does not have a fixed repayment date; and (ii) long-term lease liabilities of $791 as at December 31, 2020 (2019: $832).

During 2020, the Group's strategy, which was unchanged from 2019, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a manageable level. The ratios were stable between 2020 and 2019.

Note 4.  Acquisitions of Consolidated Entities

There were no business combinations during the years ended December 31, 2020, 2019 and 2018.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 5. Assets Classified as Held for Sale

Year 2020:      None

Year 2019:      In March 2019, the Group commenced to liquidate a subsidiary on a voluntary basis (see Note 29). The liquidation process of the subsidiary was completed by December 31, 2019 and included in the consolidated statement of cash flows as changes in assets held for sale for the year ended December 31, 2019 after the commencement of its voluntary liquidation.

Year 2018:      None

Note 6.  Business Segment Information

The Group, through its operating segments, is primarily in the merchant banking business, which includes its iron ore royalty, financial services and other resource interests and other proprietary investments. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group's investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

The Group currently has three separate and independently managed operating subgroups underneath its corporate umbrella. In reporting to management, the Group's operating results are currently categorized into the following operating segments: Royalty, Industrial, Merchant Banking and All Other segments which include corporate activities.

Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (c) the types or classes of customers/clients for the products and services.

The Group's Royalty segment includes an interest in the Scully iron ore mine in Wabush, Newfoundland and Labrador, Canada. The Group's Industrial segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, including natural gas, with a focus on East Asia. The Group's Merchant Banking segment has a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated specialty trade finance and regulated merchant banking businesses with a focus on Europe and South America. In addition, the Merchant Banking segment holds two industrial real estate parks in Europe for sale in the ordinary course of business or as investment property.

The All Other segment includes the Group's corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group's: (a) reported revenue; (b) net income; or (c) total assets.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group's reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenue and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment's assets and liabilities; (e) deferred income tax assets and liabilities are not allocated; and (f) gains or losses on dispositions of subsidiaries which include reclassification of realized cumulative translation adjustments from equity to profit or loss on disposals of subsidiaries, write-offs of intercompany accounts, changes in intercompany account balances and cash used (received) in acquisition (disposition) of a subsidiary are allocated to corporate and included within the Group's All Other segment.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 6. Business Segment Information (continued)

Segment Operating Results

	Year ended December 31, 2020
	Royalty	Industrial	Merchant Banking	All Other	Total
Revenue from external customers	$31,360	$17,666	$10,406	$-	$59,432
Intersegment sale	-	62	2,927	737	3,726
Interest expense	-	31	1,834	16	1,881
Income (loss) before income taxes	25,293	(1,229)	832	(13,717)	11,179

	Year ended December 31, 2019
	Royalty	Industrial	Merchant Banking	All Other	Total
Revenue from external customers	$5,496	$100,184	$7,565	$22	$113,267
Intersegment sale	-	6	3,455	948	4,409
Interest expense	-	323	601	26	950
Income (loss) before income taxes	4,419	(15,840)	4,800	(10,163)	(16,784)

	Year ended December 31, 2018
	Royalty	Industrial	Merchant Banking	All Other	Total
Revenue from external customers	$1,732	$131,614	$6,405	$-	$139,751
Intersegment sale	-	25	3,546	2,760	6,331
Interest expense	-	1,770	12	-	1,782
Income (loss) before income taxes	185,780	(25,469)	1,199	6,319	167,829

	As at December 31, 2020
	Royalty	Industrial	Merchant Banking	All Other	Total
Segment assets	$226,645	$153,240	$107,440	$21,800	$509,125

	As at December 31, 2019 (*reclassified)
	Royalty		Industrial		Merchant Banking	All Other	Total
Segment assets	$221,702	*	$163,455	*	$117,790	$402	$503,349
*Reclassified

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 6.  Business Segment Information (continued)

	As at December 31, 2020
	Royalty	Industrial	Merchant Banking	All Other	Total
Segment liabilities	$53,519	$36,437	$49,645	$800	$140,401

	As at December 31, 2019
	Royalty	Industrial	Merchant Banking	All Other	Total
Segment liabilities	$53,489	$37,482	$45,808	$4,556	$141,335

	Year ended December 31, 2020
	Royalty	Industrial	Merchant Banking	All Other	Total
Cash provided by (used in) operating activities	$11,394	$2,298	$(3,620)	$(31,343)	$(21,271)
Cash (used in) provided by investing activities	-	(111)	4,185	(655)	3,419
Cash provided by (used in) financing activities	80	(284)	(197)	(97)	(498)
Exchange rate effect on cash	(35)	1,461	4,055	(1,853)	3,628
Change in cash	$11,439	$3,364	$4,423	$(33,948)	$(14,722)

	Year ended December 31, 2019
	Royalty	Industrial	Merchant Banking	All Other	Total
Cash (used in) provided by operating activities	$(98)	$1,678	$(2,685)	$(8,702)	$(9,807)
Cash used in investing activities	-	(7,262)	(1,174)	(1,766)	(10,202)
Cash (used in) provided by financing activities	-	(532)	35,133	191	34,792
Exchange rate effect on cash	-	(2,710)	(1,771)	212	(4,269)
Change in cash	$(98)	$(8,826)	$29,503	$(10,065)	$10,514

	Year ended December 31, 2018
	Royalty	Industrial	Merchant Banking	All Other	Total
Cash provided by (used in) operating activities	$300	$(3,345)	$3,844	$(7,990)	$(7,191)
Cash provided by (used in) investing activities	-	46	(286)	(1,041)	(1,281)
Cash (used in) provided by financing activities	-	(858)	1	-	(857)
Exchange rate effect on cash	-	1,672	577	(30)	2,219
Change in cash	$300	$(2,485)	$4,136	$(9,061)	$(7,110)

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 6.  Business Segment Information (continued)

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

Geographic results are generally determined as follows:

Segment	Basis for attributing revenue
Royalty	Locations of operations
Industrial	Locations of external customers or the reporting units, whichever is appropriate
Merchant Banking	Locations of external customers or the reporting units, whichever is appropriate
All Other	Locations of the reporting units

Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenue from external customers by geographic region of such customers, locations of operations or the reporting units, whichever is appropriate:

Years ended December 31:	2020	2019	2018
Canada	$39,493	$13,730	$13,035
Africa	3,358	4,114	4,254
Americas	8,877	5,880	1,786
Asia	604	1,909	1,549
Europe	7,100	87,634	119,127
	$59,432	$113,267	$139,751

Except for the geographic concentrations as indicated in the above table and a customer in the Royalty segment located in Canada representing approximately 53%, 5% and nil%, respectively, and a customer of a former subsidiary in the Industrial segment located in Slovakia representing approximately nil%, 13% and 16%, respectively, of the Group's revenue for the years ended December 31, 2020, 2019 and 2018, there were no other revenue concentrations during the years ended December 31, 2020, 2019, and 2018.

The following table presents non-current assets other than financial instruments, deferred income tax assets and other non-current assets by geographic area based upon the location of the assets.

As at December 31:	2020	2019
Africa	$27,641	$29,930
Americas	6	-
Canada	284,151	293,974
Asia	5	24
Europe	52,297	52,800
	$364,100	$376,728

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 7.  Securities

As at December 31:	2020	2019
Short-term securities
Equity securities at FVTPL, publicly traded	$2,509	$1,822
Investment funds at FVTPL, unlisted	4,096	112	*
Debt securities at FVTPL, publicly traded	-	2,403
Debt securities at FVTPL, unlisted	873	1,018	*
Debt securities at FVTOCI, publicly traded	11,019	8,819
	$18,497	$14,174
Long-term securities
Equity securities in an affiliate at FVTPL, unlisted	$3,721	$3,809

*Reclassified

Investment funds comprise capital provision investments which are financial assets measured at FVTPL. They are related to the provision of capital in connection with litigation finance and represent the Group's contributions plus or minus fair valuation adjustments.

Debt securities at FVTOCI included sovereign bonds issued by a government of $10,845 and $7,206, respectively, as at December 31, 2020 and 2019, which represented 59% and 51%, respectively, of total short-term securities.

Note 8.  Trade Receivables

As at December 31:	2020	2019
Trade receivables, gross amount	$4,803	$4,204
Less: Allowance for expected credit losses (IFRS 9)	(48)	(46)
Trade receivables, net amount	$4,755	$4,158

All trade receivables comprise accounts from contracts with customers and primarily arise from merchant banking activities.

As at December 31, 2020, the Group recognized a loss allowance of $48 (2019: $46) against its trade receivables. The movement in the loss allowance during the year ended December 31, 2020 and 2019 was as follows:

	Equal to lifetime expected credit losses
	Financial assets that are credit- impaired at year-end	Other trade Receivables	Total
Loss allowance: as at January 1, 2019	$14	$297	$311
Additions for the year	443	-	443
Reversal	-	(83)	(83)
Written off	(409)	(199)	(608)
Exchange effect	(2)	(15)	(17)
Loss allowance: as at December 31, 2019	46	-	46
Additions for the year	2	-	2
Reversal	-	-	-
Written off	-	-	-
Exchange effect	-	-	-
Loss allowance: as at December 31, 2020	$48	$-	$48

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 9.  Other Receivables

As at December 31:	2020	2019
Royalty receivables	$10,108	$-
Interest receivables	185	145
Contract assets under contracts with customers	106	-
Loans and current accounts* (net of allowance of $nil and $16 as of December 31, 2020 and 2019, respectively)	21,620	828
Indemnification asset*	6,756	6,362
Other	743	769
	$39,518	$8,104

* The Group had various amounts owing from an affiliate controlled by our Chairman (see Note 26).

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.

Royalty receivables were due from a customer in the Royalty segment (see Note 6) and were collected in January 2021.

Contract assets

The movement of contract assets under contracts with customers for the years ended December 31, 2020 and 2019 was as follows:

	2020	2019
Balance, beginning of the year	$-	$295
A change in the time frame for a right to consideration to become unconditional	106	(295)
Balance, end of the year	$106	$-

For further discussions on credit risk, see Note 27.

Note 10. Inventories

As at December 31:	2020	2019
Raw materials	$1,358	$1,877
Work-in-progress	55	20
Finished goods	-	491
	$1,413	$2,388

Note 11. Investment Property

All of the Group's investment property is located in Europe and forms part of the security granted in connection with bonds issued by a subsidiary of the Group (see Note 16).

Changes in investment property included in non-current assets:	2020	2019
Balance, beginning of year	$38,205	$37,804
Change in fair value during the year	760	2,996
Disposals	(4,567)	-
Currency translation adjustments	2,510	(2,595)
Balance, end of year	$36,908	$38,205

The amounts recognized in profit or loss in relation to investment property during the years ended December 31, 2020, 2019 and 2018 are as follows:

Years ended December 31:	2020	2019	2018
Rental income	$1,376	$1,652	$1,611
Direct operating expenses (including repairs and maintenance) arising from investment property during the year	216	266	193

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 12.  Property, Plant and Equipment

The following changes in property, plant and equipment were recorded during the year ended December 31, 2020:

Costs	Opening balance	Additions	Disposals	Currency translation adjustments	Ending balance
Refinery and power plants	$66,701	$25	$-	$(813)	$65,913
Processing plant and equipment	3,307	88	-	4	3,399
Office equipment	920	116	(69)	69	1,036
Right-of-use assets*	1,554	368	(210)	80	1,792
	$72,482	$597	$(279)	$(660)	$72,140

Accumulated depreciation	Opening balance	Additions	Disposals	Currency translation adjustments	Ending balance
Refinery and power plants	$14,883	$2,716	$-	$(313)	$17,286
Processing plant and equipment	1,454	314	-	3	1,771
Office equipment	366	157	(37)	31	517
Right-of-use assets*	366	514	(210)	13	683
	17,069	$3,701	$(247)	$(266)	20,257
Net book value	$55,413				$51,883

*Primarily consisting of office premises.

The following changes in property, plant and equipment were recorded during the year ended December 31, 2019:

Costs	Opening balance	Initial adoption of IFRS 16	Additions	Disposals	Dispositions of subsidiaries	Reclassification	Currency translation adjustments	Ending balance
Refinery and power plants	$68,559	$-	$219	$-	$-	$-	$(2,077)	$66,701
Processing plant and equipment	3,761	-	443	(326)	(1,019)	406	42	3,307
Office equipment	1,450	-	332	(291)	(95)	(406)	(70)	920
Right-of-use assets*	-	2,911	1,583	(278)	(2,500)	-	(162)	1,554
	$73,770	$2,911	$2,577	$(895)	$(3,614)	$-	$(2,267)	$72,482

Accumulated depreciation	Opening balance	Initial adoption of IFRS 16	Additions	Disposals	Dispositions of subsidiaries	Reclassification	Currency translation adjustments	Ending balance
Refinery and power plants	$12,763	$-	$2,641	$-	$-	$-	$(521)	$14,883
Processing plant and equipment	1,873	-	416	(326)	(842)	387	(54)	1,454
Office equipment	809	-	145	(136)	(36)	(387)	(29)	366
Right-of-use assets*	-	-	738	-	(367)	-	(5)	366
	15,445	$-	$3,940	$(462)	$(1,245)	$-	$(609)	17,069
Net book value	$58,325							$55,413

*Primarily consisting of office premises.

As at December 31, 2020, the net book value of right-of-use assets was $1,109 (2019: $1,188).

As of December 31, 2020, the Group owned a power plant which had a carrying amount of $27,642 (2019: $29,931). Pursuant to an assessment study of which the future cash flows were discounted at 7.2% (2019: 8.0%), management concluded that there was no impairment loss on December 31, 2020. Numerous variables were utilized for this assessment, including inflation expectations, performance of contracts, discount rates, and maintenance costs. Any change in these assumptions and variables could have an impact on the valuation of the asset. If the discount rate had been 100 basis point higher, there would have been no change to the Group's net loss for the year ended December 31, 2020.

During the year ended December 31, 2020, 2019 and 2018 respectively, no expenditures were recognized in the carrying amounts of items of property, plant and equipment in the course of their construction.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 13. Interests in Resource Properties

The Group's interests in resource properties as at December 31, 2020 and 2019 comprised the following:

	2020	2019
Iron ore royalty interest	$211,350	$216,575
Hydrocarbon development and production assets	32,998	36,488
Exploration and evaluation assets – hydrocarbon probable reserves	12,367	12,367
Exploration and evaluation assets – hydrocarbon undeveloped lands	4,640	4,640
	$261,355	$270,070

The movements in the iron ore royalty interest and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2020 were as follows:

Costs	Opening balance	Decommissioning obligations	Ending balance
Iron ore royalty interest	$218,203	$-	$218,203
Hydrocarbon development and production assets	46,700	(946)	45,754
	$264,903	$(946)	$263,957

Accumulated depreciation	Opening balance	Additions	Ending balance
Iron ore royalty interest	$1,628	$5,225	$6,853
Hydrocarbon development and production assets	10,212	2,544	12,756
	11,840	$7,769	19,609
Net book value	$253,063		$244,348

The movements in the iron ore royalty interest and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2019 were as follows:

Costs	Opening balance	Decommissioning obligations	Ending balance
Iron ore royalty interest	$218,203	$-	$218,203
Hydrocarbon development and production assets	45,533	1,167	46,700
	$263,736	$1,167	$264,903

Accumulated depreciation	Opening balance	Additions	Ending balance
Iron ore royalty interest	$-	$1,628	$1,628
Hydrocarbon development and production assets	7,493	2,719	10,212
	7,493	$4,347	11,840
Net book value	$256,243		$253,063

The movements in exploration and evaluation assets presented as hydrocarbon probable reserves and undeveloped lands during the years ended December 31, 2020 and 2019 were as follows:

	2020		2019
	Probable reserves	Undeveloped lands	Probable reserves	Undeveloped lands
Balance, beginning of year	$12,367	$4,640	$12,367	$4,640
Additions	-	-	-	-
Disposal	-	-	-	-
Balance, end of year	$12,367	$4,640	$12,367	$4,640

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 13. Interests in Resource Properties (continued)

Iron ore royalty interest

The Group derives revenue from a mining sub-lease of the lands upon which the Scully iron ore mine is situated in the Province of Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. The iron ore deposit is currently sub-leased to a third-party entity under certain lease agreements which will also expire in 2055. Pursuant and subject to the terms of the lease agreements, the Group collects royalty payments directly from a third-party operator based on a pre-determined formula, with a minimum payment of $3,250 per year which is deferred to contract liabilities under contracts with customers until earned as defined in the underlying lease agreements.

In 2015, the Group's interest in the iron ore mine was written down by $188,203 after its former operator commenced proceedings under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") with respect to its Canadian operations and publicly disclosed that its assets comprising the mine will be included in any sales process. In 2017, a third party (the new operator) acquired the mine out of proceedings under the CCAA. In 2018, the new operator announced that it had completed the financing for the mining operations on the iron ore mine and planned to recommence the operations in the summer of 2019. As a result of these new developments, management re-assessed whether there was any indication that previously recognized impairments for the asset might no longer exist or might have decreased. Pursuant to the re-assessment study of which the future cash flows were discounted at 8.3% per annum on a pre-tax basis, management concluded that all of the previously recognized impairment loss of $188,203 be reversed in the year ended December 31, 2018. Management performed assessments on December 31, 2019 and 2020 utilizing the value-in-use methodology and concluded that there was no impairment at both year ends.

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

On December 31, 2018, the Group performed an impairment assessment on its hydrocarbon properties utilizing a post-tax discount rate of 9.25% and the fair value less costs of disposal methodology and no impairments or reversals of impairments were recognized.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 13. Interests in Resource Properties (continued)

On December 31, 2020, the Group followed the same valuation methodology of 2019 to perform a value-in-use measurement on its hydrocarbon properties utilizing a pre-tax discount rate of 10.0%. Management concluded that no impairments or reversals of impairments were recognized in 2020. If the discount rate had been 100 basis points higher, the Group's net income would have decreased by $4,599 in the year ended December 31, 2020.

Note 14.  Deferred Income Tax Assets and Liabilities

The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of the Group's deferred income tax assets and liabilities are as follows:

As at December 31:	2020	2019
Non-capital tax loss carry-forwards	$24,677	$27,214
Interests in resource properties	(62,418)	(60,589)
Other assets	(7,251)	(7,181)
Other liabilities	(10,267)	(10,456)
	$(55,259)	$(51,012)
Presented on the consolidated statements of financial position as follows:
Deferred income tax assets	$10,856	$14,295
Deferred income tax liabilities	(66,115)	(65,307)
Net	$(55,259)	$(51,012)

As at December 31, 2020, the Group had estimated accumulated non-capital losses, which expire in the following countries and regions as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.

Country / Region	Gross amount	Amount for which no deferred income tax asset is recognized	Expiration dates
Canada	$24,495	$23	2035-2040
U.S.A.	120	120	Indefinite
Germany	544	-	Indefinite
Malta	101,087	69,764	Indefinite
Africa	27,441	-	Indefinite

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 15.  Account Payables and Accrued Expenses

As at December 31:	2020	2019
Trade and account payables	$9,923	$9,921
Interest payables	521	486
Value-added, goods and services and other taxes (other than income taxes)	1,194	477
Compensation	289	206
Contract liabilities under contracts with customers	2,767	4,637
Lease liabilities	384	364
Provision for a financial loss	575	-
Due to an affiliate (see Note 26)	27	-
Losses on corporate guarantees (see Note 19)	-	3,070
	$15,680	$19,161

Trade payables arise from the Group's day-to-day activities. The Group's expenses for services and other operational expenses are included in account payables. Generally, these payables and accrual accounts do not bear interest and have a maturity of less than one year.

On June 30, 2019, the Group recorded credit losses of $3,134 as related to losses on certain corporate guarantees. The provision amount changed to $3,070 as of December 31, 2019 due to the fluctuation of exchange rates. During the year ended December 31, 2020, the provision for losses on the corporate guarantees was reversed and recognised in profit or loss.

Contract liabilities under contracts with customers

The movements of contract liabilities under contracts with customers for the years ended December 31, 2020 and 2019 were as follows:

	2020	2019
Balance, beginning of the year	$4,637	$6,446
Considerations received	2,329	4,949
Reclassification to profit or loss upon satisfaction of performance obligations	(1,715)	(6,758)
Write-off	(2,600)	-
Other adjustments	116	-
Balance, end of the year	$2,767	$4,637

The Group expects to recognize the contract liabilities as revenue upon satisfaction of performance obligations in the following years:

	2020	2019
Year 1 after the year-end (included in current liabilities)	$2,767	$4,637
	$2,767	$4,637

Lease liabilities

Future lease payments included in the measurement of the lease liabilities as at December 31, 2020 are as follows:

Years ending December 31:	Principal	Interest	Total
2021	$384	$39	$423
2022	275	24	299
2023	252	14	266
2024	264	4	268
2025	-	-	-
	$1,175	$81	$1,256

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 15.  Account Payables and Accrued Expenses (continued)

As at December 31, 2020, the principal amounts of the lease liabilities were presented in the consolidated statement of financial position as follows:

Current liabilities	$384
Non-current liabilities	791
$1,175

As at December 31, 2020, the lease liabilities, which principally comprised office premises (see Note 12), have varying terms and are subject to the customary practices in the local regions. The Group expects to pay for these future lease payments from the operations. Management does not expect material exposure arising from variable lease payments, extension options and termination options, residual value guarantees and leases not yet commenced to which the Group is committed.

The Group recognized the following associated with its lease liabilities for the year ended December 31, 2020 and 2019:

	2020	2019
Interest expense	$59	$71
Expense relating to short-term leases with payments directly charged to profit or loss	533	881
Expense relating to leases of low-value assets with payments directly charged to profit or loss	-	-
Expense relating to variable lease payments not included in the measurement of lease liabilities	-	-
Total cash outflows for leases	1,043	1,824
Gain on COVID-19-related rent concessions	(6)	-
Depreciation charge for right-of-use assets (see Note 12)	514	738
Carrying amount of right-of-use assets at the end of the reporting period (see Note 12)	1,109	1,188

Minimum lease payments recognized as expenses were $2,303 (including contingent rents of $423) and $3,120 (including contingent rents of $115) for the year ended December 31, 2018.

Note 16. Bonds Payable

In August 2019, a subsidiary completed a public issue of bonds with an aggregate nominal amount of $36,511 (€25,000), less commissions and issuance costs totalling $1,078 (€738). The bonds are redeemable in August 2026, interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate of 4.41%) and secured by the Group's investment property and real estate held for sale under the German Law Mortgages and Pledges. To the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity. As at December 31, 2020, the carrying and nominal amounts of the bonds payable were $38,053 and $39,020 (€25,000), respectively.

For the movement of bonds payable in the year ended December 31, 2020 and 2019, see Note 25.

As at December 31, 2020, the contractual maturities of the bonds payable are as follows:

Years ending December 31:	Principal	Interest	Total
2021	$-	$1,561	$1,561
2022	-	1,561	1,561
2023	-	1,561	1,561
2024	-	1,561	1,561
2025	-	1,561	1,561
Thereafter	39,020	3,122	42,142
	$39,020	$10,927	$49,947

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 17. Decommissioning Obligations

	2020	2019
Decommissioning obligations, beginning of year	$15,018	$13,641
Changes in estimates	(946)	1,167
Accretion	-	210
Decommissioning obligations, end of year	$14,072	$15,018

Decommissioning obligations represent the present value of estimated remediation and reclamation costs associated with hydrocarbon properties and property, plant and equipment. As at December 31, 2020 and 2019, management revised its estimates of the expected decommissioning obligations related to its hydrocarbon production and processing assets. The Group discounted the decommissioning obligations using an average discount rate of 0.70% (2019: 1.61%), which is the risk-free rate in Canada for blended government securities.

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

All of the Company's issued capital stock is fully paid.

Treasury Stock

As at December 31:	2020	2019
Total number of common shares held as treasury stock	65,647	65,647
Total carrying amount of treasury stock	$2,643	$2,643

All of the Company's treasury stock is held by the Company itself.

Note 19. Consolidated Statements of Operations Information

Revenue

The Group's revenue comprised:

Years ended December 31:	2020	2019	2018
Royalty, goods and products and services	$48,441	$101,013	$124,059
Interest	531	1,057	676
Dividends	-	-	168
Gain on securities, net	758	931	3,856
Other, including medical and real estate sectors	9,702	10,266	10,992
Revenue	$59,432	$113,267	$139,751

The revenue of $48,441 from royalty, goods and products and services for the year ended December 31, 2020 comprised royalty revenue of $31,448, natural gas of $7,584, power and electricity of $3,358, food products of $4,602 and fees of $1,449.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 19. Consolidated Statements of Operations Information (continued)

The revenue of $101,013 from royalty, goods and products and services for the year ended December 31, 2019 comprised metals of $77,527, natural gas of $7,712, royalty revenue of $5,687, power and electricity of $4,075, fees of $3,547 and food products of $2,465.

The revenue of $124,059 from royalty, goods and products and services for the year ended December 31, 2018 comprised metals of $107,540, natural gas of $10,371, change in royalty revenue estimate of ($2,437), power and electricity of $4,254 and fees of $4,331.

A metals processing business was disposed of in September 2019. Another metal processing business which comprised two subsidiaries was disposed of in October 2019. See Note 2C(iv).

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

Costs and Expenses

The Group's costs and other comprised:

Years Ended December 31:	2020	2019	2018
Royalty, goods and products and services	$22,102	$95,189	$119,552
Market value (increase) decrease on commodity inventories	-	(160)	109
Write-down of inventories	469	1,822	-
(Gain) loss on derivative contracts, net	-	(122)	794
Fair value gain on investment property, net of write-down of real estate for sale	(757)	(3,122)*	-
Loss (gain) on dispositions of subsidiaries, net	546	(2,243)	(25,099)
Gains on settlements and derecognition of liabilities	(2,600)	(1,168)	(9,502)
Change in fair value of loan payable at FVTPL	549	979	167
Other, including medical and real estate sectors	6,561	5,386 *	9,188
Total costs and other	$26,870	$96,561	$95,209

*Reclassified

The Group's net loss (gain) on dispositions of subsidiaries comprised:

Years Ended December 31:	2020	2019	2018
Net assets (liabilities) in excess of considerations received	$331	$(485)	$(25,771)
Reclassification adjustment for the exchange differences upon dispositions of subsidiaries	215	(1,758)	672
Loss (gain) on dispositions of subsidiaries, net (see Note 29)	$546	$(2,243)	$(25,099)

The Group included the following items in costs of sales and services:

Years ended December 31:	2020	2019	2018
Inventories as costs of goods sold (including depreciation expenses allocated to costs of goods sold)	$5,041	$72,414	$92,138

The Group's credit losses comprised:

Years ended December 31:	2020	2019	2018
Credit losses on loans and receivables and guarantees, net of recoveries	$(3,108)	$13,398	$34,985

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 19. Consolidated Statements of Operations Information (continued)

The credit losses included losses of $nil on receivable due from a former consolidated entity in the year ended December 31, 2020 (2019: $6,057 and 2018: $9,957). During the year ended December 31, 2019, the credit losses also included losses of $3,200 relating to the consideration from the sale of a subsidiary, which was no longer expected to be received, and $3,134 on certain corporate guarantees (see Notes 15 and 26). During the year ended December 31, 2020, the provision for the corporate guarantees were reversed and recognized in profit or loss. The Group recognized credit losses from the write-offs of royalty income receivables of $nil, $nil and $3,875 in the year ended December 31, 2020, 2019 and 2018, respectively. The credit losses were recognized on the financial assets that were credit-impaired at the reporting date.

The Group's selling, general and administrative expenses comprised:

Years ended December 31:	2020	2019	2018
Compensation (wages and salaries)	$4,083	$6,762	$10,305
Legal and professional	6,794	5,050	4,469
Accounting	1,294	1,965	1,784
Consulting and fees	2,836	2,365	4,276
Depreciation and amortization	557	502	254
Office	708	874	1,026
Reimbursement of expenses (net of recovery)	257	749	(1,579)
Other	3,372	4,306	5,830
	$19,901	$22,573	$26,365

Additional information on the nature of costs and expenses

Years Ended December 31:	2020	2019	2018
Depreciation, amortization and depletion	$11,470	$8,287	$5,712
Employee benefits expenses*	7,253	13,727	18,403

* Employee benefits expenses do not include the directors' fees of the Company. For directors' fees, see Note 26.

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

DECEMBER 31, 2020, 2019 and 2018

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

For subsequent events, see Note 30.

The following table is a summary of the changes in stock options granted under the plans:

	2017 Plan
	Number of options	Weighted average exercise price per share (US$)
Outstanding as at January 1, 2018	575,000	10.94
Forfeited	(125,000)	13.77
Cancelled	(20,000)	40.05
Granted	20,000	8.76
Outstanding as at December 31, 2018	450,000	8.76
Forfeited	(4,000)	8.76
Exercised	(20,000)	8.76
Outstanding as at December 31, 2019 and 2020	426,000	8.76
As at December 31, 2020:
Options exercisable	426,000	8.76
Options available for granting in future periods	129,403

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2020:

	Options Outstanding and Exercisable
Exercise Price per Share (US$)	Number outstanding	Weighted average remaining contractual life (in years)
$8.76	426,000	6.92

The following table summarizes the share-based compensation expenses recognized by the Group:

Years ended December 31:	2020	2019	2018
Share-based compensation expenses arising from stock options granted by the Company	$-	$-	$69

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 20. Share-Based Compensation (continued)

The weighted average assumptions and inputs used in calculating the fair value of the stock options granted on May 12, 2018, using the Black-Scholes-Merton formula were as follows:

2018
Number of options granted	20,000
Vesting requirements	Immediately
Contractual life	9.54 years
Method of settlement	In equity
Exercise price per share	US$8.76
Market price per share on grant date	US$6.30
Expected volatility	37.86%
Expected option life	9.54 years
Expected dividends	0.00%
Risk-free interest rate	2.93%
Fair value of option granted (per option)	$3.44(US$2.69)

The expected volatility was determined based on the historical price movement over the expected option life, with adjustments for underlying businesses. The stock option holders are not entitled to dividends or dividend equivalents until the options are exercised.

The aggregate fair value of options granted was $nil, $nil and $69, respectively, which was recognized as share-based compensation expense in the Group's consolidated statement of operations, for the years ended December 31, 2020, 2019 and 2018.

Note 21. Income Taxes

The components of income tax expense comprised:

Years ended December 31:	2020	2019	2018
Current taxes	$(95)	$(384)	$(867)
Deferred taxes	(4,798)	(98)	(55,238)
Resource property (expense) recovery	(6,074)	(1,137)	487
	$(10,967)	$(1,619)	$(55,618)

A reconciliation of income (loss) before income taxes to the provision for income taxes in the consolidated statements of operations is as follows:

Years ended December 31:	2020	2019	2018
Income (loss) before income taxes	$11,179	$(16,784)	$167,829
Computed (expense) recovery of income taxes	$(6,521)	$4,743	$(50,137)
Decrease (increase) in income taxes resulting from:
Effect of change in income tax rate	(13)	891	-
Other non-taxable income	(1)	24	45
Revisions to prior years	(21)	88	(1,355)
Capital gains and losses on dispositions, net	35	(7,663)	(5,357)
Resource property revenue taxes	(4,433)	(830)	356
Unrecognized losses in current year	(1)	(228)	(1,411)
Previously unrecognized deferred income tax assets, net	113	1,229	3,041
Permanent differences	(92)	(178)	(306)
Other, net	(33)	305	(494)
Provision for income taxes	$(10,967)	$(1,619)	$(55,618)

The income tax recovery and expense were computed using the domestic rate in each individual jurisdiction. Scully has a zero tax rate under its tax jurisdiction.

In addition, the aggregate current and deferred income tax relating to items that are charged directly to other comprehensive income or loss was an expense of $nil for the years ended December 31, 2020, 2019 and 2018.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 22.   Earnings (Loss) Per Share

Earnings (loss) per share data for the years ended December 31, 2020, 2019 and 2018 are summarized as follows:

	2020	2019	2018
Basic income (loss) attributable to holders of common shares	$369	$(18,553)	$112,276
Effect of dilutive securities:	-	-	-
Diluted income (loss)	$369	$(18,553)	$112,276

	Number of Shares
	2020	2019	2018
Weighted average number of common shares outstanding — basic	12,554,801	12,543,271	12,534,801
Effect of dilutive securities:
Options	-	-	-
Weighted average number of common shares outstanding — diluted	12,554,801	12,543,271	12,534,801

	2020	2019	2018
Earnings (loss) per share — basic and diluted	$0.03	$(1.48)	$8.96

In 2020, 2019 and 2018, the Group's potential ordinary shares include stock options outstanding.

As at December 31, 2020, 2019 and 2018, there were 426,000, 426,000 and 450,000 stock options, respectively, outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the year ended December 31, 2020, 2019 and 2018.

Note 23.  Dividends Paid

The Company did not declare nor pay dividends during the years ended December 31, 2020, 2019 and 2018.

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

One of the Group's subsidiaries is disputing certain assessments by the relevant tax authorities related to expatriate staff payroll tax, and the Group has appealed these matters locally. Management believes that it is more likely than not that it will be successful in this appeal, however the timing is unknown. The total amount of the assessments is $3,486 of which $1,247 has been paid in dispute. The amount that has been paid has been written off due to management's expectations of probability of recovery.

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the Group in the amount of approximately $68,363 (€43,800). The Group believes that such claim is without merit and intends to vigorously defend such claim. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on the Group's financial condition or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, the Company cannot provide certainty as to the outcome.

Currently, based upon information available, management does not believe any such matters would have a material adverse effect upon the Group's financial condition or results of operations as at December 31, 2020. However, due to the inherent uncertainty of litigation, there cannot be certainty as to the eventual outcome of any case. If management's current assessments are incorrect or if management is unable to resolve any of these matters favourably, there may be a material adverse impact on the Group's financial performance, cash flows or results of operations.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 24.  Commitments and Contingencies (continued)

Rights to Subscribe to Shares in Subsidiaries

During 2017, two subsidiaries of the Group entered into agreements with third party employee incentive corporations whereby the latter were granted the rights to buy up to 10% of the share capital of the subsidiaries on a diluted basis at a price to be no less or more than the then existing net tangible asset value. The rights expire in 2027. Certain rights which were issued in January 2020, and the underlying agreements, were cancelled in April 2021. Management determined the fair value of the rights to be $nil at the time of their issuance. The issuance of such rights does not have financial impact on the assets and liabilities of the Group until exercised.

Note 25.  Consolidated Statements of Cash Flows - Supplemental Disclosure

Interest paid and received, dividends received and income taxes paid are classified as operating activities. Dividends paid are classified as financing activities. Income taxes paid include the payments of advance tax prepayments and are net of tax cash refunds.

There are no circumstances in which cash held by an entity are not available for use by the Group other than amounts presented as restricted cash. See "Currency Risk" in Note 27.

Consolidated cash flows statement – reconciliation of liabilities arising from financing activities

Years ended December 31:	2020	2019	2018
Bonds payable, opening balance	$35,418	$-	$-
Cash flows	-	35,433	-
Non-cash changes:
Accretion	143	533	-
Cumulative translation adjustments	2,492	(548)	-
Bonds payable, ending balance (see Note 16)	$38,053	$35,418	$-

Years ended December 31:	2020	2019	2018
Lease liabilities, opening balance	$1,196	$-	$-
Cash flows	(510)	(943)	-
Non-cash changes:
Initial adoption of IFRS 16	-	2,911	-
Additions	368	1,583	-
Dispositions of subsidiaries	-	(487)	-
Accretion	59	71	-
COVID-19 related rent concessions	(6)	-	-
Termination	-	(1,809)	-
Cumulative translation adjustments	68	(130)	-
Lease liabilities, ending balance (see Note 15)	$1,175	$1,196	$-

Years ended December 31:	2020	2019	2018
Bank debt, opening balance	$-	$-	$43,733
Cash flows	-	-	-
Non-cash changes:
Dispositions of subsidiaries	-	-	(45,465)
Accretion	-	-	94
Rollover of interest expenses into principal	-	-	286
Cumulative translation adjustments	-	-	1,352
Bank debt, ending balance	$-	$-	$-

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 25.  Consolidated Statements of Cash Flows - Supplemental Disclosure (continued)

Non-cash transactions

Non-cash transactions during the year ended December 31, 2020: (i) a subsidiary of the Group settled a liability of $391 by delivering shares of one of its subsidiaries; and (ii) the Group received additional shares in a majority-owned subsidiary as price adjustment for liability settlements in 2019.

Non-cash transactions during the year ended December 31, 2019: (i) a subsidiary of the Group settled liabilities of $1,128 by delivering shares of one of its subsidiaries; and (ii) the acquisition of a noncontrolling interest in the aforementioned subsidiary by an offset of a receivable of $390.

Non-cash transactions during the year ended December 31, 2018: (i) a non-cash settlement loss of $5,600 which represented the carrying amounts of assets that the Group contributed under a court-approved settlement agreement (see Note 19); and (ii) the deconsolidation of a subsidiary resulting in recognition of a long-term non-interest bearing loan payable of $3,645 (see Note 29).

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

The Group had the following transactions with its related parties:

Years ended December 31:	2020	2019	2018
Fee income	$9	$10	$-
Interest income	86	31	-
Dividends received	-	-	168
Royalty expenses	(660)	(210)	-
Credit losses on corporate guarantees	-	(3,134)*	-
(Reversal of) ECL allowance	15	(16)	-
Fee expenses	(80)	-	-
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(276)	(811)	-

* The provision for credit losses was reversed during the year ended December 31, 2020

From time to time the Group has entered into arrangements with a company controlled by the Group's Chairman to assist the Group to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for the Group's ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by the Group's Chairman or the company controlled by him. Pursuant to this arrangement, as at December 31, 2020, the Group held: (i) an indemnification asset of $6,756 (2019: $6,362) (see Note 9) relating to a secured indemnity provided by such company to a subsidiary of the Group to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of the Group's subsidiaries and another subsidiary that was put into dissolution by the Group in 2019; (ii) a loan to such company of $818 (2019: $828) (see Note 9), bearing interest at 6.3%, which was made in the year ended December 31, 2019 in order to facilitate the acquisition of securities for the Group's benefit; and (iii) current account receivables of $20,802 (2019: $nil) (see Note 9). The Group also had current account payables of $27 (2019: $nil) due to the aforesaid affiliate as at December 31, 2020 (see Note 15).

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 26.  Related Party Transactions (continued)

In addition, pursuant to this arrangement, during the year ended December 31, 2020 and 2019, the Group reimbursed such company $276 and $811 (as set forth in the table above), respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses. Furthermore, during the year ended December 31, 2019, the Group sold a non-core metals processing business to a company controlled by its Chairman for nominal consideration (€1.00), which represented the arm's length transaction price. This metals processing business operated out of a leased property with leased equipment. Over the past fifteen years, the landlord of the land and equipment refused to incur any capital expenditures or to make any necessary improvement to the facility. Without these necessary capital upgrades and improvements, the subsidiary's maintenance costs increased and productivity decreased such that it could no longer be operated on a profitable or sustainable basis. After reporting a net loss in the year ended December 31, 2018, it continued to report losses in the year ended December 31, 2019, which resulted in the subsidiary having negative net equity on a consolidated basis. As a result, the transaction did not result in the transfer of any net economic benefit to the company controlled by the Group's Chairman and the sale for nominal consideration resulted in the recognition of a non-cash accounting gain of $906 in the year ended December 31, 2019. Subsequent to the sale, this former subsidiary entered into an insolvency administration process in Germany. During the year ended December 31, 2019, the Group recognized credit losses of $3,134 on corporate guarantees issued to certain trading partners of this former subsidiary prior to its disposition. During the year ended December 31, 2020, the provision for credit losses on the corporate guarantees was reversed and recognized in profit or loss.

As set forth in the table above, the Group had royalty expenses of $660 and $210, respectively, in the year ended December 31, 2020 and 2019 that were paid to a company in which it holds a minority interest and that is a subsidiary of the operator of the underlying mine.

During the year ended December 31, 2019, the Group's Chairman was a subscriber in the issuance of public bonds by Merkanti Holding plc in the amount of $462 (€316), which represented approximately 1.25% of the total offering and total bonds outstanding as at December 31, 2020 and 2019.

Key management personnel

The Group's key management personnel comprise the members of its Board of Directors, President, Chief Executive Officer and Chief Financial Officer of SRL. The remuneration of key management personnel of the Group on an accrual basis was as follows:

Years ended December 31:	2020		2019		2018
Short-term employee benefits	$1,413	*	$1,451	**	$1,245
Directors' fees	579		531		594
Share-based compensation	-		-		-
Total	$1,992		$1,982		$1,839

*	Net of salary and expenses.
**	Included the net pay and expenses.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 27.  Financial Instruments

The fair values of the Group's financial instruments as at December 31, 2020 and 2019, other than those with carrying amounts that approximate their fair values due to their short-term nature, are summarized as follows:

As at December 31:	2020		2019
	Carrying Amount	Fair Value	Carrying Amount		Fair Value
Financial Assets:
Fair value through profit or loss:
Equity securities	$6,230	$6,230	$5,631	*	$5,631	*
Debt securities	873	873	3,421	*	3,421	*
Investment funds	4,096	4,096	112	*	112	*
Long-term loan receivable	1,237	1,237	-		-
Fair value through other comprehensive income
Debt securities	11,019	11,019	8,819		8,819
Financial Liabilities:
Financial liabilities measured at amortized cost:
Bonds payable	$38,053	$39,024	$35,418		$36,603
Fair value through profit or loss:
Loan payable	5,223	5,223	4,769		4,769

*Reclassified

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

The fair values of financial assets measured at FVTPL and FVTOCI are based on quoted market prices (Level 1 fair value hierarchy) or a valuation method with observable inputs (Level 2 fair value hierarchy). For investments in certain specialized debt securities and investment funds which are measured at FVTPL, their fair values are based on a valuation model with inputs that are unobservable (Level 3 fair value hierarchy). Generally, the Group relies on legally protected information to arrive at their valuations and, as a result, is precluded from disclosing individual asset valuations publicly. The carrying amounts of cash and restricted cash, short-term receivables and account payables and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their fair values.

The fair values of the bonds payable are based on the quoted market price from the Malta Stock Exchange at which the bonds are traded (Level 1 fair value hierarchy). The fair value of the loan payable is estimated using an appropriate valuation method. Inputs to the valuation technique are unobservable (Level 3 fair value hierarchy).

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 27.  Financial Instruments (continued)

The following tables present the Group's financial instruments measured at fair value in the consolidated statements of financial position classified by level of the fair value hierarchy as at December 31, 2020 and 2019, respectively:

As at December 31, 2020	Level 1	Level 2	Level 3	Total
Financial Assets:
Fair value through profit or loss:
Equity securities	$2,509	$3,721	$-	$6,230
Debt securities	-	-	873	873
Investment funds	-	-	4,096	4,096
Long-term loan receivable	-	-	1,237	1,237
Fair value through other comprehensive income:
Debt securities	11,019	-	-	11,019
Total	$13,528	$3,721	$6,206	$23,455
Financial Liabilities:
Fair value through profit or loss:
Loan payable	$-	$-	$5,223	$5,223

As at December 31, 2019	Level 1	Level 2	Level 3		Total
Financial Assets:
Fair value through profit or loss:
Equity securities	$1,822	$3,809	$-	*	$5,631
Debt securities	2,403	-	1,018	*	3,421
Investment funds	-	-	112	*	112
Fair value through other comprehensive income:
Debt securities	8,819	-	-		8,819
Total	$13,044	$3,809	$1,130		$17,983
Financial Liabilities:
Fair value through profit or loss:
Loan payable	$-	$-	$4,769		$4,769

*Reclassified

As at December 31, 2020 and 2019, the Group held an investment in a privately held company which was measured at FVTPL. The fair value was determined using discounted cash flows at prevailing market rates of interest for similar instruments with observable inputs (Level 2 fair value hierarchy).

As at December 31, 2020 and 2019, a subsidiary of the Group has a loan payable with a former subsidiary which is non-interest bearing, is without recourse to the Group and has no fixed repayment date. The loan payable was measured at FVTPL at its initial recognition, as permitted under IFRS, on a fair value basis in accordance with a documented investment strategy. The undiscounted contractual amount due out of surplus cash of the subsidiary is $53,564 (US$42,070) and is expected to be repaid in greater than 13 years. As at December 31, 2020, the difference between the carrying amount of the loan payable and the amount the Group would be contractually required to pay at maturity was $48,341. The fair value is determined using a discount rate for similar instruments with unobservable inputs (Level 3 fair value hierarchy), which included the sale price, demand for products, production and labour costs in the future periods. The actual repayment may be significantly different from both the carrying amount and the amount due at maturity. Sensitivity to changes in the discount rate is included under "Interest Rate Risk" in this Note 27.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 27.  Financial Instruments (continued)

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

The nature of the risks that the Group's financial instruments are subject to as at December 31, 2020 is set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and restricted cash	X		X	X
Equity securities			X		X
Debt securities	X			X	X
Investment funds
Derivative securities and financial liabilities	X	X	X		X
Receivables	X		X
Account payables and accrued expenses		X	X
Bonds payable		X		X	X
Loan payable				X

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

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Financial instruments which potentially subject the Group to credit risk consist of cash and restricted cash, derivative financial instruments, receivables and committed transactions (including loan commitments and financial guarantee contracts). The Group has deposited cash and entered into derivative financial instrument contracts with reputable financial institutions with high credit ratings and management believes the risk of loss from these counterparties to be remote.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 27.  Financial Instruments (continued)

At each reporting date, the Group assesses whether the credit risk on a financial instrument that is measured at amortized cost or at FVTOCI has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 27.  Financial Instruments (continued)

The average contractual credit period for trade receivables is 30-60 days and up to 180 days for certain sales.

The maximum credit risk exposure as at December 31, 2020 is as follows:

Cash and restricted cash	$63,727
Debt securities measured at FVTOCI	11,019
Trade and other receivables	44,273
Amounts recognized in the consolidated statement of financial position	119,019
Guarantees	-
Maximum credit risk exposure	$119,019

See sub-heading of "Concentration risk" in this note on credit risk concentration.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group requires liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to operate its merchant banking business. The Group puts in place an actively managed production and capital expenditure budgeting process for major capital programs. The Group's approach to managing liquidity is to ensure, as far as possible, that it always has sufficient liquidity to meet its liabilities when they fall due, under normal and stress conditions, without incurring unacceptable losses. The Group maintains an adequate level of liquidity, with a portion of its assets held in cash. It is the Group's policy to invest cash in bank deposits for a period of less than three months. The Group may also invest in cash deposits with an original maturity date of more than three months so as to earn higher interest income.

Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. As at December 31, 2020, the Group had long-term bonds payable with interest payable annually and repayment of principal due in 2026. The timing of future payments is based on the Group's historical payment patterns and management's interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the payment projection or be amounts significantly different from those indicated in the payment projection.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to risks from changes in foreign currency exchange rates, particularly the Euro, Canadian dollar, U.S. dollar and Hong Kong dollar. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group's exposure to foreign currency risk on material contracts (including intercompany loans) denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2020 and 2019, the Group did not have any foreign currency derivative financial instruments (foreign currency forward contracts and options) outstanding.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 27.  Financial Instruments (continued)

Sensitivity analysis:

At December 31, 2020, if the U.S. dollar had weakened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2020 would have decreased by $1,288. Conversely, if the U.S. dollar had strengthened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2020 would have increased by $1,272. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument assets (net of liabilities) held by entities whose functional currencies were not the U.S. dollar. There would have been no material impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2020, if the Euro had weakened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2020 would have increased by $3,439. Conversely, if the Euro had strengthened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2020 would have decreased by $3,439. The reason for such change is mainly due to certain Euro denominated financial instrument liabilities (net of assets) owed by entities whose functional currencies were not the Euro. There would have been no impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2020, if the Hong Kong dollar had weakened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2020 would have decreased by $2,359. Conversely, if the Hong Kong dollar had strengthened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2020 would have increased by $2,359. The reason for such change is mainly due to certain Hong Kong dollar denominated financial instrument assets held by entities whose functional currencies were not the Hong Kong dollar. There would have been no impact arising from financial instruments on other comprehensive income in either case.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term nature. As at December 31, 2020, the Group had long-term bonds payable measured at amortized cost which bear a fixed interest rate.

Sensitivity analysis:

At December 31, 2020, if benchmark interest rates (such as IBORs or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, net income for the year ended December 31, 2020 would have decreased by $574. Conversely, if the benchmark interest rate had been 100 basis points per annum higher with all other variables held constant, net income for the year ended December 31, 2020 would have increased by$492. The reason for such change is mainly due to the loan payable measured at FVTPL. There would have been no impact arising from financial instruments on the Group's other comprehensive income in either case.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note	27. Financial Instruments (continued)

Sensitivity analysis:

At December 31, 2020, if equity prices in general had weakened 10% with all other variables held constant, net income for the year ended December 31, 2020 would have decreased by $510. Conversely, if equity prices in general had strengthened 10% with all other variables held constant, net income for the year ended December 31, 2020 would have increased by $510. There would have been no impact on other comprehensive income in either case.

In addition, the Group buys and sells futures contracts on the London Metal Exchange and enters into financial derivative contracts (e.g. futures and swaps) with banks, customers and brokers. Management uses the financial derivative contracts to manage the price fluctuations for its own account or for customers. As at December 31, 2020 and 2019, the Group did not have any outstanding derivative financial instruments. As these future contracts are to hedge against the Group's physical inventory position, any change in the fair value of the future contracts will offset the change in the fair value, though in opposite direction, of the physical inventories. As a result, the sensitivity analysis of the price risk arising from the future contracts on the Group is not applicable.

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

As at December 31, 2020, royalty receivables due from a customer in the Royalty segment (see Note 6) represented 22% of total financial receivables, and an indemnification asset and receivables due from an affiliate (see Note 9) represented 62% of total financial receivables and 22% of total financial assets.

Except as disclosed in the preceding paragraph, at December 31, 2020, there were no customer, company or entity holding financial assets or liabilities exceeding the threshold amounts.

Additional disclosure

In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss for the years ended December 31, 2020, 2019 and 2018 as follows:

	2020	2019	2018
Interest income on financial assets not at FVTPL	$483	$955	$661
Interest income on financial assets classified at FVTPL	48	102	15
Total interest income	$531	$1,057	$676
Interest expense on financial liabilities not at FVTPL	$1,856	$710	$513
Interest expense on financial liabilities classified at FVTPL	25	30	989
Total interest expense	$1,881	$740	$1,502
Dividend income on financial assets at FVTPL	$-	$-	$168
Dividend income on financial assets classified not at FVTPL	-	-	-
Net gain on financial assets at FVTPL	692	1,142	3,785
Loss on loan payable at FVTPL	(549)	(979)	(167)
Reversal of (impairment) on securities measured at FVTOCI	3	(3)	3

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 28.	Fair Value Disclosure for Non-financial Assets

The fair values of the Group's financial instrument assets and liabilities which are measured at fair value on the consolidated statements of financial position are discussed in Note 27. The following tables present non-financial assets which are measured at or based on fair value in the consolidated statements of financial position, classified by level of the fair value hierarchy:

Assets measured at fair value on a recurring basis as at December 31, 2020:

	Level 1	Level 2	Level 3
Investment property	$-	$-	$36,908

Assets measured at fair value on a recurring basis as at December 31, 2019:

	Level 1	Level 2	Level 3
Investment property	$-	$-	$38,205

The fair values of investment property are measured using an income approach which includes the following inputs: land value, realized basic rents, operating costs, discount rates and damages and defects (level 3 fair value hierarchy). The valuation approach was consistent for both 2020 and 2019. Both the 2020 and 2019 valuations were performed by an independent external valuator who is an authorized expert for the valuation of developed and undeveloped land in Germany and holds recognized and relevant professional qualifications and has recent experience in the location and category of the investment property being valued.

Note 29.	Scully and its Significant Subsidiaries

Scully, through an affiliate, has an office at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China.

A subsidiary is an entity that is controlled by Scully. The following table shows the Company's direct and indirect significant subsidiaries as at December 31, 2020. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

Subsidiaries	Country of Incorporation	Proportion of Interest*
Merkanti Holding plc.	Malta	99.96%
1178936 B.C. Ltd.	Canada	100%
Merkanti (A) International Ltd.	Malta	99.96%
Merkanti (D) International Ltd.	Malta	99.96%

* The Group's proportional voting interests are identical to its proportional beneficial interests, except that it holds a 99.68% proportional beneficial interest in each of Merkanti (A) International Ltd. and Merkanti (D) International Ltd.

As at December 31, 2020, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group's proportional voting interests in the subsidiaries are identical to its proportional beneficial interests.

As at December 31, 2020, none of the non-controlling interests are material to the Group. As at December 31, 2020, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on Scully's ability to access or use the assets and settle the liabilities of the Group except for amounts presented as restricted cash. See "Currency Risk" in Note 27.

During the year ended December 31, 2020, the Group disposed of a wholly-owned subsidiary and a majority-owned subsidiary, resulting in a net loss of $546 which was included in the consolidated statement of operations.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 29.	Scully and its Significant Subsidiaries (continued)

During the year ended December 31, 2020, Merkanti Holding issued 20,000 shares to an outside party for a cash consideration of $8 and a receivable of $23, resulting in the Group's shareholding in Merkanti Holding reduced from 100% to 99.96%.

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

During the year ended December 31, 2018, the Group completed merchant banking transactions which resulted in (i) recognition of a pre-tax gain of $25,740; (ii) recognition of deferred tax expense of $7,204; (iii) reclassification of cumulative translation loss of $672 from accumulated other comprehensive income to profit or loss; (iv) recognition of a non-current liability of $3,645; (v) recognition of non-controlling interests of $6,441 in another subsidiary and (vi) a debit adjustment of $6,284 to deficit under equity. The Group also disposed of several other subsidiaries. In aggregate, the Group recognized a net gain of $25,099 (see Note 19) on the deconsolidation of subsidiaries during the year ended December 31, 2018.

During the year ended December 31, 2017, two subsidiaries, pursuant to the terms of respective option deeds (see Note 24), issued shares to the non-controlling interests. These share issuances were accounted for as equity transactions and were credited to non-controlling interests directly and the shares so issued represented less than 0.5% of the ownership of each such subsidiary as of December 31, 2020. In January 2020, certain rights to purchase shares in the entities with pre-determined prices were issued, exercisable until 2026. For further details, see Note 24.

Note 30. Subsequent Events

Cash Dividend Policy

On April 30, 2021, the Company announced that its Board of Directors approved a cash dividend policy ("Dividend Policy") that maximizes potential dividends payable to holders of common shares of the Company based upon the Group's royalty interest in the Scully iron ore mine.  Pursuant to the Dividend Policy:

•	Cash dividends will be declared and paid based upon the cash flows from the preceding period;
•	No capital expenditures, expenses or liabilities may be incurred or committed other than those relating to the general and administrative expenses in the ordinary course of business relating to the Company's focus and dedication to the Dividend Policy and the Rationalization Plan (defined below);
•	The Company's subsidiaries that hold interests in the Scully iron ore mine may not enter any new business, make any investment or carry on any activities that may be inconsistent with the Dividend Policy;
•	The amount and timing of the interim cash dividend payments shall be based upon a review by the Board of Directors of the financial condition of the Company, including ongoing working capital requirements, operating results and any other factors which the board of directors determines is relevant.

Non-current Assets held for Sale and Discontinued Operations

In connection with the approval of its Dividend Policy, on April 30, 2021, the Company announced that its Board of Directors also approved a plan to focus the Company's efforts on its Royalty segment, with a view to maximize cash flows available for future dividend payments.  As part of this plan, the Company's Board of Directors determined to rationalize the businesses and geographies representing the Industrial and Merchant Banking segments ("Rationalization Plan").  This Rationalization Plan is currently expected to be completed within one year and will result in the Industrial and Merchant Banking segments being classified as assets held for sale and discontinued operations in the Company's financial statements going forward.

For a description of the non-current assets (or disposal groups) to be reclassified as held for sale and their reportable segments, see Note 6.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2019 and 2018

Note 30.	Subsequent Events (continued)

As a result, beginning with the Group's 2021 consolidated financial results, the Group's consolidated balance sheet will present the assets and liabilities of Industrial and Merchant Banking as assets held for sale, and liabilities associated with assets held for sale, respectively. All operating results of these two segments will be presented in as single amount in the Group's consolidated statement of operations, being "Income or loss from discontinued operations".  This will result in the Group's consolidated financial statements to be principally comprised of the Group's core royalty asset going forward.

2017 Plan

In April 2021, the Company's Board of Directors authorized an amendment to the 2017 Plan (see Note 20) to: (i) increase the number of common shares of the Company available for Awards (as defined in the 2017 Plan) thereunder by 1,326,591 common shares from 575,403 to 1,901,994 common shares; and (ii) increase the annual limitations on grants of Awards to Covered Employees (as defined in the 2017 Plan) to 400,000 common shares of the Company in any fiscal year (425,000 common shares during the fiscal year where such participant's employment commences). The Company's shareholders will be asked to approve these amendments at the Company's annual meeting in 2021. The Company's Compensation Committee and Board of Directors also approved grants of stock options entitling the holders thereof to acquire up to 1,307,000 common shares of the Company, which options will have a term of 10 years, be granted effective on the second business day after the date of this Annual Report on Form 20-F and have an exercise price equal to the closing price of the Company's common shares on such date. Vesting of these Awards is subject to ratification of the amendments to the 2017 Plan at the next annual meeting of the Company's shareholders in 2021.

Stock Dividend

On April 30, 2021, the Company announced that its Board of Directors approved the following stock dividends that will be distributed to holders of the Company's common shares:

•	a 9% stock dividend will be distributed on May 31, 2021, to shareholders of record as at May 14, 2021, where such holders will receive 9 common shares for every 100 common shares held on the record date; and
•	an 8% stock dividend will be distributed on November 30, 2021, to shareholders of record as at November 15, 2021, where such holders will receive 8 common shares for every 100 common shares held on the record date.

The above stock dividends are subject to receipt of any requisite stock exchange approvals. No fractional shares will be issued by the Company in connection with such stock dividends.

Note 31.	Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors and authorized for issue on April 30, 2021.

ITEM 19:	EXHIBITS

Exhibits Required by Form 20-F

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association adopted on July 12, 2017. Incorporated by reference from our Form 6-K dated July 14, 2017.
1.2	Extract of Amendments to the Amended and Restated Articles of Association adopted on May 31, 2019. Incorporated by reference from our Form 6-K dated June 21, 2019.
2.1	Description of Common Shares. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2019 dated May 11, 2020.
4.1	2017 Equity Incentive Plan. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017 dated April 10, 2018.
4.2	Amended and Restated Arrangement Agreement dated June 7, 2017 among MFC Bancorp Ltd., MFC Bancorp Ltd. and MFC 2017 II Ltd. Incorporated by reference from our Form 6-K dated June 14, 2017.
8.1	List of significant subsidiaries of Scully Royalty Ltd. as at December 31, 2020.
11.1	Code of Business Conduct and Ethics and Insider Trading Policy. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017 dated April 10, 2018.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Document.
101.DEF	XBRL Taxonomy Extension Definition Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2021

SCULLY ROYALTY LTD.

/s/ Michael J. Smith
Michael J. Smith
President and Chief Executive Officer