Form 20-F
period 2021-12-31
Scully Royalty Ltd.
filed 2022-04-29
CIK 16859

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission file number 001-04192

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China

(Address of office)

with a copy to:
Michael J. Smith Unit 803, Dina House Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China Telephone: 1 (844) 331-3343 Facsimile: + (852) 2840-1260	H.S. Sangra Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Facsimile: +1 604-669-8803

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of US$0.001 par value each	SRL	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 14,779,302 Common Shares of US$0.001 par value each issued and outstanding as at December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ◻ YES ⌧ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ◻ YES ⌧ NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ YES ◻ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data  File required  to be submitted  pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant  was required  to submit such files). ⌧ YES ◻ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ◻	Non-accelerated filer ⌧ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ YES ☒ NO

DEAR FELLOW SHAREHOLDERS,

April 22, 2022

To the Shareholders of Scully Royalty Ltd.,

We are pleased to present the financial results of Scully Royalty Ltd. for the year ended December 31, 2021, to declare our second cash dividend of 2022, and to provide you with an update on our recent corporate developments. All dollar amounts are in Canadian dollars, unless otherwise provided.

I.	2021 FINANCIAL RESULTS

Revenues for the year ended December 31, 2021 reached $71.3 million, an increase of 20% over 2020.  In 2021, 87% of our revenues were from the Americas, 7% was from Europe and 6% were from other regions. In 2020, 81% of our revenues were from the Americas, 12% was from Europe and 7% were from other regions.

Costs of sales and services, increased in 2021 to $30.9 million from $26.9 million in 2020, primarily as a result of a change in fair value of a loan payable measured at FVTPL and losses on securities in our industrial segment, which was partially offset by a gain on derivatives in 2021 in connection with iron ore hedging.

Selling, general and administrative expenses marginally increased to $21.1 million in 2021 from $19.9 million in 2020.  As a percentage of gross revenue, selling, general and administrative expenses were 30% in 2021, compared to 33% in 2020.

In 2021, we recognized share-based compensation expenses of $2.5 million in connection with the grant of options to directors, officers and key employees during the period, compared to $nil for 2020.  We view this expense to be one time in nature, and do not expect to incur any material share-based compensation expenses in the near future.

We recognized an income tax expense (other than resource revenue taxes) of $2.3 million in 2021, compared to $4.9 million in 2020. The decrease in the income tax expense in 2021 was primarily the result of a one-time reduction in deferred tax liability as a result of an internal reorganization. Excluding resource revenue taxes, we paid $0.6 million in income tax in cash during 2021 and, in 2020, we did not pay any income tax in cash. We also recognized a resource revenue tax expense of $7.9 million in 2021 compared to $6.1 million in 2020.

Overall, we recognized an income tax expense of $10.2 million (income tax expense of $2.3 million and resource revenue tax expense of $7.9 million) in 2021, compared to $11.0 million (income tax expense of $4.9 million and resource revenue tax expense of $6.1 million) in 2020.

i

Letter to Shareholders

In 2021, our net income attributable to shareholders was $7.6 million, or $0.51 per share on a basic and diluted basis, compared $0.4 million, or $0.03 per share on a basic and diluted basis in 2020.

As at
December 31, 2021
(In thousands, except per
share amounts and ratio)
Current assets	145,654
Non-current assets	364,312
Current liabilities	12,348
Non-current liabilities and non-controlling interests	132,018
Shareholders' equity	365,600

Shares outstanding	14,779
Book value per share	24.74
Book value per share (US$)	19.51
Market price per share (US$)	8.86
Price/Book	0.45

II.	UPDATE ON THE SCULLY MINE

Overview

The most valuable asset that the Company owns is its royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials, with a minimum payment of $3.25 million per annum.

In 2017, a new operator acquired the Scully mine and has since achieved a number of milestones, including completing a US$276 million financing and commencing operations at the mine in 2019. The Scully mine has a capacity of six million tonnes per annum and produces, what is considered a premium iron ore product, with Fe content in excess of 65%.

Iron ore is primarily used to make steel, which is considered to be a critical commodity for global economic development. As such, the demand and consequently the pricing of iron ore are largely dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical.

Iron Ore Price & Scully Mine Production

The operator of the mine has disclosed that the Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine's product, to sell at a premium to 62% Fe iron ore.  In 2021, the Platts 65% Fe index price was at an approximately 16% (US$26) premium to the Platts 62% Fe Index price, trading at US$185 per tonne versus $122 per tonne in 2020.  However, in the second half of the year 65% Fe iron ore prices declined to US$102 per tonne before rebounding to US$140 per tonne by December 31, 2021.  While iron prices have increased thus far in 2022, they remain volatile.

The following table sets forth total iron ore products shipped by the Scully mine operator in 2019, 2020, and 2021:

	H1	H2	Full Year

	(In tonnes)
2019	—	954,579	954,579
2020	1,459,162	1,539,492	2,998,654
2021	1,676,321	1,507,682	3,184,003

Letter to Shareholders

In the first quarter of 2022, the operator of the mine shipped 767,630 tonnes of iron ore, resulting in a royalty payment of approximately $11.8 million, gross of the 20% mining tax in Newfoundland & Labrador.

The operator of the mine remains committed to ramping up production to at least six million tonnes per annum, and, in support of that commitment, is executing several capital improvement projects which are expected to reduce bottlenecks, while also investing in human resources and operational efficiency. These investments are currently expected to yield results in calendar 2022.

III.	DIVIDENDS

Cash Dividend Policy

In April 2021, the Company announced that it was determined to focus its efforts on enhancing shareholder value and maximizing earnings and dividends to its shareholders based upon its iron ore royalty interest. Aligned with this focus, the Company announced that its board of directors had taken the first step by approving a cash dividend policy.

On February 9, 2022, we announced that our board of directors had declared a cash dividend of $0.25 (US$0.18) per Common Share pursuant to this policy, which was paid in US dollars on March 4, 2022 to shareholders of record on February 21, 2022.

Today, we are pleased to announce the following details with respect to the second cash dividend of 2022:

-	The dividend of $0.34 (US$0.27) per common share will be paid in US dollars on May 23, 2022 to shareholders of record on May 10, 2022.

-	The ex-dividend date will be May 9, 2022. In setting the amount of the dividend, the Company took into account gross first quarter royalty payment of approximately $11.8 million on 767,630 tonnes shipped, before the application of corporate and mining taxes, and the Company's general and administrative expenses for the period.

The declaration, timing and payment of future dividends will depend on, among other things, royalty payments received, the Company's financial condition and operating results.

Stock Dividends

In 2021, our board of directors approved two tax-free stock dividends which increased the number of shares outstanding by approximately 18% without diluting shareholders. The goal of these stock dividends was to improve shareholder value and liquidity and make our common shares more accessible to a broader base of investors, and to date we are pleased with the outcome of this corporate action.

IV.	SHARE PRICE & VALUATION

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

In April 2021, we announced that to support the Company's core focus, the other two of our operating segments – Industrial and Merchant Banking would be classified as discontinued operations in our 2021 financial statements, beginning with our 2021 half-year results.  However, in December 2021, due to the uncertainty caused by recent new strains of COVID-19 and various economic and other factors, our Board of Directors determined to postpone the discontinued operations accounting treatment until further decision (or there is a certainty that a rationalization will be completed within one year).

Letter to Shareholders

We are committed to a plan to rationalize these interests, and substantial progress has been made on both projects.  These two segments have not produced returns commensurate to that of our royalty interest, and our board believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. It simplifies the Company's corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

			Merchant
	Royalty	Industrial	Banking	All Other	Consolidated

	(In thousands, except per share amounts)
As of December 31, 2021:
Assets	216,900	148,426	96,934	47,706	509,966
Liabilities and non-controlling interests	49,566	51,442	42,675	683	144,366
Shareholders' equity	167,334	96,984	54,259	47,023	365,600

Shareholders' equity per Share	11.32	6.56	3.67	3.18	24.74
Shares Outstanding	14,779	14,779	14,779	14,779	14,779

Year ended December 31, 2021:
Revenue from external customers	40,335	23,428	6,527	1,001	71,291
Income (loss) before income taxes	26,892	(4,739)	736	(5,342)	17,547

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

The book value of our Industrial segment was $97.0 million, or $6.56 per share, as at December, 31, 2021.

Merchant Banking

Our Merchant Banking segment comprises regulated European merchant banking business. We own Merkanti Bank Limited, a licensed bank in Europe, which does not engage in general retail, commercial banking or any universal banking operations, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. In addition, we hold an interest in two industrial real estate parks in Europe.

In March 2022, we announced that Merkanti Holding plc, the parent company of our merchant banking segment, had entered into an agreement to acquire Sparkasse (Holdings) Malta Ltd. the parent of Sparkasse Bank Malta plc.  Upon closing of this transaction, and subject to regulatory approval, it is the intention to merge Sparkasse Bank and  Merkanti Bank, in order to form a larger independent institution with projected combined own funds based upon  December 31, 2021 figures of  circa €60 million, total assets of €1.1 million, assets under custody of €8.1 billion and revenues of €17 million.

The combined entity will be renamed and rebranded to reflect its focus and market footprint in corporate banking, custody, depositary and investments services in Malta and Ireland.  The combination of the existing market presence and product offerings of Sparkasse Bank with the investment in resources and capital from Merkanti Bank creates a strong foundation for growth and development in the Bank’s core markets.

The business model of Sparkasse Bank will remain unchanged and will be supplemented with the additional resources and banking activities of Merkanti Bank.  Mr. Paul Mifsud will be named the Chief Executive Officer of the merged entity and a Director of Merkanti Holding plc upon closing, subject to regulatory approval.

Letter to Shareholders

The total consideration payable by the Company for Sparkasse Holdings is approximately equal to the net tangible asset value of Sparkasse Holdings, less certain adjustments, and includes (i) a cash payment at closing of the transaction, (ii) three consecutive annual payments of €2.5 million; and (iii) a contingent payment, payable upon the recovery of an asset of Sparkasse Bank which was previously written off in its entirety.  The consideration is expected to be satisfied through cash on hand, available liquidity, or other means.

The transaction is conditional upon regulatory approval from various regulators, including the European Central Bank, the Malta Financial Services Authority and the Central Bank of Ireland. The acquisition is currently expected to be concluded in the second half of 2022.

The book value of our Merchant Banking segment was $54.3 million, or $3.67 per share, as at December, 31, 2021.

V.	STAKEHOLDER COMMUNICATIONS

We welcome any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:

-	stakeholders are encouraged to read our entire annual report, which includes our audited financial statements and management's discussion and analysis, for the year ended December 31, 2021, for a greater understanding of our business and operations; and

-	direct any questions regarding the information in this report to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

VI.	MANAGEMENT COMMENTARY

We are very pleased to announce our second dividend of 2022 alongside our 2021 financial results.  With the recent announcement of the acquisition of Sparkasse Bank Malta by Merkanti Holding plc, our plans to rationalize our merchant banking and industrial segments gain more momentum.  We continue to make progress towards our strategic goals that we believe will maximize value for our shareholders over the long-term.

Respectfully Submitted,

April 29, 2022	Samuel Morrow
President, Chief Executive Officer
& Chief Financial Officer

v

Letter to Shareholders

SCULLY ROYALTY LTD.

Form 20-F

(i)

(ii)

INTRODUCTORY MATTERS

All references in this document to “$” and “dollars” are to Canadian dollars, all references to “US$” are to United States dollars and all references to “Euro” or “€” are to the European Union Euro, unless otherwise indicated.

Unless the context otherwise indicates, references herein to “we”, “us”, “our” or the “Company” are to Scully Royalty Ltd. and its consolidated subsidiaries.

PART I

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, collectively referred to as “forward-looking statements”. Forward-looking statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “may”, “intend”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements or their negative or other comparable words. Forward-looking statements include, but are not limited to, statements with respect to: our market, economic conditions, performance and business plans and prospects. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others, those set forth under the heading entitled “Item 3: Key Information – D. Risk Factors”.

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

CURRENCY INFORMATION

The following table sets forth the exchange rates for the translation of United States dollars and Euros to Canadian dollars in effect at the end of each of the three most recent financial years. The exchange rates are based on the average daily rate of exchange as reported by the Bank of Canada.

	Years Ended December 31,
	2021	2020	2019

	($/US$)
End of period	1.2678	1.2732	1.2988
High for period	1.2040	1.2718	1.2988
Low for period	1.2942	1.4496	1.3600
Average for period	1.2535	1.3415	1.3269
	(€/$)
End of period	1.4391	1.5608	1.4583
High for period	1.4188	1.4282	1.4438
Low for period	1.5641	1.5851	1.5441
Average for period	1.4828	1.5298	1.4856

On April 27, 2022, the average daily rate of exchange for the translation of United States dollars and Euros to Canadian dollars were US$1.00 = $1.2828 and €1.00 = $1.3540, respectively.

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

NON-IFRS FINANCIAL MEASURES

This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measures “EBITDA”.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Our management uses EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and EBITDA eliminates the non-cash impact.

EBITDA is used by investors and analysts for the purpose of valuing an issuer. The intent of EBITDA is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of net income from continuing operations to EBITDA, please see “Item 5: Operating and Financial Review and Prospects – Results of Operations”.

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:  KEY INFORMATION

A. [RESERVED]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our common shares of US$0.001 par value each, referred to as the “Common Shares”, involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report on Form 20-F in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

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

As a result of the ongoing global COVID-19 pandemic, continuing outbreaks along with a spike in infections and fatalities in many countries and emergence of new strains, increased levels of volatility have continued to adversely impact the economies and global financial markets. We are unable to predict whether the resurgence in infections and fatalities or emergence of new strains may cause governments to re-impose some or all prior or new restrictive measures, including business closures. Continuing effects of the pandemic, including variants of the virus, could result in negative economic effects and significant negative impacts on the price of iron and steel, which could have a material adverse impact on our results of operations and financial condition.

To date, while restrictions on travel have had some impact on pursuing business development initiatives, we have not experienced a significant impact on our operations as a result of the current COVID-19 pandemic. However, the ultimate scope, duration and effects of the pandemic are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on the industries in which we operate, customers and the demand for the iron ore products. The pandemic, including restrictive measures in response thereto could, in the future, impact the operations of the iron ore mine underlying our royalty interest or the customers of our other business segments.

The impact of the pandemic on global economic activity and markets both in the short and longer term is uncertain at this time. The magnitude and duration of the disruption and resulting decline in business activity resulting from the COVID-19 pandemic is currently uncertain. While we expect that there will likely be some negative impact on our results of operations, cash flows and financial position from the pandemic beyond the near-term, the extent to which the COVID-19 pandemic impacts our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response thereto; the effect on our customers, including the borrowers and customers of our Bank; its impacts on our suppliers; and the impact of the pandemic on our counterparties and their ability to carry out their obligations to us.

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

Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and natural resource and mineral royalty companies. Some of our competitors have substantially greater capital and resources, including access to supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price.

The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms may have the ability to offer a wider range of products than we do, which may enhance their competitive position.

If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

During the year ended December 31, 2021, other than revenue from our royalty interest representing approximately 57% of our total revenue, none of our customers accounted for more than 10% of our total revenue. The loss of key customers, due to competitive conditions or otherwise, may adversely affect our results of operations.

Our earnings and, therefore, our profitability may be affected by price volatility in our various products.

The majority of our revenue in 2021 was derived from our iron ore royalty interest. Any revenues from our royalty interest are impacted by the price of iron ore. We also derived revenues from, from among other things, the sale of hydrocarbons and other materials. As a result, our earnings are directly related to the prices of these underlying products. There are many factors influencing the price of these products, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.

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

The operations of Merkanti Bank Limited, referred to as the “Bank”, are subject to a number of directives and regulations, which materially affect our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation affecting the financial services industry has recently been adopted in Europe that directly or indirectly affects our business and regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of credit institutions is still evolving. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging or provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our financial products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us. Please see “Item 4: Information on the Company – B. Business Overview – Regulation” for further information.

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

In February 2020 the Cayman Islands was included in the European Council to the European Union’s list of non-cooperative jurisdictions for tax purposes, referred to as the “EU Blacklist”. Additionally, Malta has been listed as a jurisdiction subject to increased monitoring by the Financial Action Task Force. While the Cayman Islands was removed from the EU Blacklist in October 2020, the reputational damage could cause our clients, customers and other counterparties to lose confidence in the Cayman Islands or Malta as a financial centre and impact their willingness to conduct business with us.

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

In addition, in June 2021, the Financial Action Task Force announced that Malta was included in the list of jurisdictions under increased monitoring. Countries included on such list have had strategic deficiencies identified by the task force in their regimes to counter money laundering, terrorist financing and proliferation financing, but have committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and are subject to increased monitoring. We have subsidiaries incorporated in Malta, including the Bank.

The reputational harm to our businesses associated with our being a Cayman Islands entity or as a result of the Bank and certain of our other subsidiaries being Maltese entities could potentially have an adverse impact on our business, financial condition and results of operations if that status continues for an extended period of time.

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

As we operate internationally, we are subject to the United States’ Foreign Corrupt Practices Act of 1977 and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act of 1977, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act of 1977 may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

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

On March 7, 2022, we announced that our subsidiary, Merkanti Holding plc, referred to as “Merkanti”, entered into a definitive agreement to acquire Sparkasse (Holdings) Malta Ltd., the Maltese parent company of Sparkasse Bank Malta plc, referred to as “Sparkasse Bank”. We may fail to satisfy the conditions to the completion of such acquisition, which include receipt of applicable regulatory approvals. In addition, if the transaction is completed, we may fail to realize the anticipated benefits and synergies of the proposed transaction.

We may make additional strategic investments and acquisitions or joint ventures and similar transactions in the future. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners. The costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other related costs, such as accounting, legal and advisory fees) could significantly impact our operating results.

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

A portion of our cash is held in China in Renminbi, referred to as “RMB”. The government of the People’s Republic of China, referred to as the “PRC”, imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of the PRC. We may convert a portion of our revenues held by our subsidiary in the PRC into other currencies to meet our foreign currency obligations. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

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

We are incorporated under the laws of the Cayman Islands and substantially all of our operations and assets are located outside the United States. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2020 Revision), as amended, referred to as the “Cayman Act” and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

ITEM 4:  INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a corporation organized under the Cayman Act. We were incorporated on June 5, 2017. In addition, on June 3, 2019, we changed our name to “Scully Royalty Ltd.” from MFC Bancorp Ltd. Our office is located at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China, and its telephone number is +1 844 331 3343. Our registered office is located at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands. Our website address is www.scullyroyalty.com.

Our core asset is a net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials. The current operator of the mine commenced mining operations in 2019. See “- B. Business Segments – Royalty” and “– D. Property, Plants and Equipment”.

In addition, we have two other business segments operating that provide merchant banking and financial services. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical supplies and services.

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

Recent Developments

Continued Scully Iron Ore Mine Ramp Up

In 2021, the operator of the Scully iron ore mine in the Province of Newfoundland and Labrador, Canada, continued its ramp-up of production at the mine after announcing recommencement of operations in August 2019. As a result of such increased operations, our Iron Ore Royalty segment revenues 2021 were $40.3 million, compared to $31.4 million in 2020. See “Business Segments”.

The Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine's product, to sell at a premium to 62% Fe iron ore. In 2021, the Platts 65% Fe index sold at approximately a 16% (US$26) premium to the Platts 62% Fe Index.

The following table sets forth the total iron ore products (which include pellets, chips and concentrates) shipped from the mine based upon the amounts reported to us by the Scully mine for the periods indicated:

	Year Ended
	December 31,
	2021	2020

	(tonnes)
Iron Ore Products Shipped	3,184,003	2,988,654

In July 2021, the operator of the Scully iron ore mine filed an environmental assessment registration with the Newfoundland and Labrador government, seeking to expand its current tailings impoundment area by up to 1.411 hectares. The disclosed purpose of such expansion was to enable the extension of mine operations by 22 years to 2047 to fully utilize the mines ore reserves. The provincial government registered said application in 2021.

The operator of the mine remains committed to ramping up production to at least six million tonnes per annum, and, in support of that commitment, is currently executing several capital improvement projects which are expected to reduce bottlenecks, while at the same time investing in human resources and operational efficiency. These investments are currently expected to yield results in calendar 2022.

Cash Dividend Policy

On April 30, 2021, we announced that our board of directors approved a cash dividend policy, which is intended to maximize potential future dividends to holders of our Common Shares. On February 9, 2022, we announced that our board of directors declared a cash dividend of $0.25 (US$0.18) per Common Share pursuant to this policy, which was paid in US dollars on March 4, 2022 to shareholders of record on February 21, 2022.

On April 29, we announced that our board of director declared a cash dividend of $0.34 (US$0.27) per Common Share, which will be paid in US dollars on May 23, 2022 to shareholders of record on May 10, 2022.

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

Stock Dividend

On April 30, 2021, we announced that our board of directors approved the following stock dividends that have been distributed to holders of our Common Shares:

●	a 9% stock dividend was distributed on May 31, 2021, to shareholders of record as at May 14, 2021, where such holders received 9 Common Shares for every 100 Common Shares held on the record date; and

●	an 8% stock dividend was distributed on November 30, 2021, to shareholders of record as at November 15, 2021, where such holders received 8 Common Shares for every 100 Common Shares held on the record date.

The above stock dividends received requisite stock exchange approvals. No fractional shares were issued by us in connection with such stock dividends.

Acquisition of Sparkasse Bank Malta

On March 7, 2022, we announced that our subsidiary, Merkanti, entered into a definitive agreement to acquire Sparkasse (Holdings) Malta Ltd., the Maltese parent company Sparkasse Bank. Upon closing, we intend to merge our subsidiary, Merkanti Bank Ltd. with Sparkasse Bank, in order to form a larger independent institution.

Merkanti is acquiring Sparkasse Holdings and the total consideration is approximately equal to the net tangible asset value of Sparkasse (Holdings) Malta Ltd., less certain adjustments, and includes (i) a cash payment at closing of the transaction, (ii) three consecutive annual payments of €2.5 million; and (iii) a contingent payment, payable solely upon the recovery (if any) of an asset of Sparkasse Bank which was previously written off in its entirety. The consideration is expected to be satisfied through cash on hand and available liquidity within our group. The transaction is conditional upon the satisfaction of certain customary conditions precedent such as regulatory approval from various regulators, including the European Central Bank, the Malta Financial Services Authority and the Central Bank of Ireland. The acquisition is currently expected to be concluded in the second half of calendar year 2022.

Sparkasse Bank is a public limited liability company registered in Malta. Sparkasse Bank is licensed by the Malta Financial Services Authority to carry out the business of banking in terms of the Banking Act (Malta), to provide investment services and custody and depositary services in terms of the Investment Services Act (Malta), and is authorised to act as custodian of retirement schemes in terms of the Retirements Pensions Act (Malta).

Founded in 2000, Sparkasse Bank is a leading custody and depositary provider in Europe, operating under four licenses:

●	Credit Institution License
o	Corporate & Private bank accounts, term deposits, online banking
o	Payment services: SEPA, SWIFT, and TARGET connectivity
●	Investment Firm License
o	Execution and receipt of transmission of orders
o	Settlement, custody and asset servicing
o	Investment advisory and non-advisory services
o	Foreign exchange services
●	Depositary License
o	Depositary Services for Alternative Investment Funds ("AIF") and Undertakings for the Collective Investment in Transferable Securities ("UCITS")
●	Registered Custodian License
o	Custody Services for retirement schemes under the Retirement Pensions Act (Malta) (Chapter 514 of the laws of Malta)

In addition, Sparkasse Bank has a branch in Dublin, Ireland, that provides depositary services to collective investment schemes and is authorized by the Central Bank of Ireland to act as depositary to Irish authorized investment funds.

We believe that this transaction has the potential to provide Merkanti with an increased scale, operational scope and a broader service offering to pursue its strategy as a standalone merchant banking institution, furthering our previously announced strategy to focus on our iron ore royalty interest while seeking to rationalize our industrial and merchant banking assets.

Business Segments

We currently have three operating segments: (i) Royalty, which includes our interest in an iron ore mine; (ii) Industrial, which includes multiple projects in resources and services; and (iii) Merchant Banking, which comprises regulated merchant banking activities. In April 2021, we announced that to support the Company's core focus, the other two of our operating segments – Industrial and Merchant Banking would be classified as discontinued operations in our 2021 financial statements, beginning with our 2021 half-year results.  However, due to the uncertainty caused by recent new strains of COVID-19 and various economic and other factors, our Board of Directors has determined to postpone the discontinued operations accounting treatment until further decision (or there is a certainty that a sale will be completed within one year).

Management is committed to a plan to rationalize these interests, and substantial progress has been made on both projects.  These two segments have not produced returns commensurate to that of our royalty interest, and our Board of Directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. It simplifies the Company's corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

Royalty

We hold a net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials.  In 2021, approximately 57% of our total revenues were derived from such royalty interest. As at December 31, 2021, its total assets were $216.9 million, of which $206.4 million was represented by our interest in the underlying iron ore mine. Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2021 for further information.

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

See “– D. Property, Plants and Equipment” for further information regarding this interest.

Industrial

Our Industrial segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, including natural gas, with a focus on East Asia.

The Industrial segment includes our hydrocarbon assets located in Alberta, Canada, which generated 33% of our revenues in 2021. No customer in the Industrial segment represented 10% or more of our revenue in 2021.

Other production and processing assets in this segment include a hydro-electric power plant located in Africa.

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

Merchant Banking

Our Merchant Banking segment consists of a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated merchant banking in Europe, including the activities of the Bank.

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

Competitive Conditions

Our business is intensely competitive and we expect it to remain so. We operate in a highly competitive environment in most of our markets and we face competition in all of our activities, principally from international banks, the majority of which are European or North American regulated banks, in our finance and fee-generating activities. Such competition may have the effect of reducing spreads on our financing activities.

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

Our hydrocarbon interests are subject to various Canadian governmental regulations including those imposed by the Alberta Energy Regulator and Alberta Utilities Commission. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds and pooling of properties and taxation. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with such operations are also subject to regulation under federal, provincial and local laws and regulations. These hydrocarbon operations are subject to decommissioning obligations in connection with its indirect ownership interests in hydrocarbon assets, including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the net ownership interest in wells and facilities, estimated costs to reclaim and abandon the same and the estimated timing of the costs to be incurred in future years. We have estimated the net present value of total decommissioning obligations to be $15.1 million as at December 31, 2021.

In particular, the banking industry is subject to extensive regulation and oversight. The operations of our Bank are subject to the regulations and directives issued by the European Union, as well as any additional Maltese legislation. The Bank is subject to direct supervision by the Malta Financial Services Authority, the Central Bank of Malta and the Financial Intelligence Analysis Unit and indirect supervision by the European Central Bank. There are various regulations and guidelines that the Bank needs to adhere to but the most noticeable ones relate to capital requirements, liquidity and the funding and the Anti-Money Laundering and Anti-Terrorist Financing. As a Maltese credit institution, the Bank is subject to the Capital Requirements Directive and Regulatory Frameworks, referred to as the “CRD and CRR Framework” (as updated from time to time), through which the European Union implements the Basel Capital reforms. The CRD and CRR Framework, among other things, requires regulatory reporting of leverage ratio, requirements of own funds and eligible liabilities, counterparty credit risk, market risk, exposures to central counterparties, large exposures, and other disclosure requirements as applicable. The main liquidity requirements imposed by the CRD and CRR Framework are the liquidity coverage ratio, referred to as “LCR”, which refers to the proportion of highly liquid assets held by the Bank to ensure its ongoing ability to meet short-term liquidity obligations. The Bank must maintain a minimum statutory LCR of 100%. The CRD  and CRR  determine that the minimum Net Stable Funding Ratio referred to "NSFR" requirement is that of 100%. Unlike the LCR, the NSFR is a liquidity standard requiring the Bank to hold enough stable funding to cover the duration of its long-term assets.

The Bank is currently working on the requirements of the revised Capital Requirements Directive and Regulation, commonly referred to as CRD6/CRR3 package, which will be wide-ranging, but is expected to include core Basel III components as well as market risk. However, the European Commission also introduces further initiatives in the package, which include: Streamlining regulatory reporting; Reflecting environmental, social and governance (ESG) risks in the capital framework; and Enhancing the fit-and-proper requirements in the CRD to strengthen bank governance.

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

C. Organizational Structure

The following table describes our material subsidiaries as at December 31, 2021, their respective jurisdictions of organization and our interest in respect of each subsidiary. The table excludes subsidiaries that only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets do not materially impact our consolidated results and net assets.

		Proportion
		of
Subsidiaries	Country of Incorporation	Interest(1)
Merkanti Holding plc.	Malta	99.96%
1178936 B.C. Ltd.	Canada	100%
Merkanti (A) International Ltd.	Malta	99.96%
Merkanti (D) International Ltd.	Malta	99.96%

Note:

(1)Our proportional voting interests are identical to our proportional beneficial interests, except that we hold a 99.68% proportional beneficial interest in each of Merkanti (A) International Ltd. and Merkanti (D) International Ltd.

Please see Note 28 to our audited consolidated financial statements for the year ended December 31, 2021 for further information.

D. Property, Plants and Equipment

We have offices at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2022. Should we require additional space at that time or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Royalty Interest

Our core asset is a net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials. The mine site is located approximately three kilometers west of the town of Wabush and is connected by rail access to the Port of Sept-Îles, Quebec.

The royalty is payable pursuant to a mining sub-lease related to the lands on which the mine is situated. This lease commenced in 1956 and expires in 2055.

Iron ore was first reported in the area of the mine in 1933. In 1956, Picklands Mathers & Company, referred to as “Picklands”, began work on the project and started the first intensive geological, metallurgical and economic investigations thereon. The mine was operated by Picklands from 1965 to 1986, when Picklands was acquired by Cleveland-Cliffs Inc., referred to as “Cliffs”, who operated it from 1986 until being put on care and maintenance in February 2014. For most of its life until 2010, the mine was operated as a joint venture owned by Stelco, Dofasco, Inland Steel, Acme Steel and Cliffs. Cliffs exercised a right of first refusal in February 2010 to acquire 100% ownership of the property. Cliffs placed the mine and concentrator on care and maintenance in February 2014 and, in 2015, commenced proceedings under the Companies’ Creditors Arrangement Act, referred to as the “CCAA”. The mine was acquired by Tacora Resources Inc. referred to as “Tacora”, in July 2017 and, in November 2018, Tacora announced that it had completed financing that, together with existing commitments it had received, would be sufficient to fund a proposed re-start of the mine. On August 30, 2019, as part of its production ramp-up, Tacora announced that it had made its first seaborne vessel shipment of iron ore concentrate produced at the Scully iron ore mine.

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

The Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine’s product, to sell at a premium to 62% Fe iron ore. In 2021, the Platts 65% Fe index sold at approximately a 16% (US$26) premium to the Platts 62% Fe Index.

Description of Scully Iron Ore Mine

As we are not the operator and generally not the owner of the property underlying our royalty interest, we have limited or no access to related exploration, development or operational data or to the properties itself. As such, the disclosure herein is based on information publicly disclosed by the operator of the Scully Iron Ore Mine. Although we do not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

In 2018, the SEC adopted amendments to the disclosure requirements for mining properties. Effective for fiscal years beginning on or after January 1, 2021, the disclosure requirements under the SEC's Industry Guide 7 have been replaced with new disclosure requirements under subpart 1300 of Regulation S-K under the Exchange Act, referred to as the “SEC Mining Rules”. Subpart 1300 of Regulation S-K under the Exchange Act, referred to as the “SEC Mining Rules”, requires a registrant that has mining operations to, among other things: (i) obtain a dated and signed “technical report summary” from a qualified person with respect to each material mining property, and (ii) file such technical report summary as an exhibit to the relevant registration statement or other prescribed filing with the SEC. We consider our royalty interest in the Scully Iron Ore Mine, being the only mining interest we hold, as our material property for the purposes of the SEC Mining Rules. As we do not operate such property, for the purposes of this Annual Report on Form 20-F, we have relied on Item 1302(b)(3)(ii) of the SEC Mining Rules and have not obtained or filed a technical report summary as: (i) obtaining such report would result in an unreasonable burden or expense; and (ii) we have requested such technical report summary from the operators of the Scully Iron Ore Mine and were denied the request.

The property information included herein contains information reported by the operator of the Scully Iron Ore Mine under Canadian National Instrument 43-101, referred to as "NI 43-101". Specifically, unless otherwise stated, the information contained herein has been derived from a technical report prepared for the operator under NI 43-101 titled "Feasibility Study Technical Report - Update, Scully Mine Re-Start Projects, Wabush, Newfoundland & Labrador, Canada" with an effective date of May 31, 2021.

Under the SEC Mining Rules, we may not disclose such Mineral Resource and Mineral Reserve estimates herein unless the operator has filed a Technical Report Summary under Item 1300 of Regulation S-K or unless we have filed a Technical Report Summary containing such estimates. As a result of this requirement and the relief provided to holders of royalties and other similar interests under the SEC Mining Rules, the disclosure contained herein does not include estimates of Mineral Resources or Mineral Reserves that may have been prepared by the operator of the mine underlying our royalty interest.

Certain information regarding the Scully iron ore mine as contemplated under the SEC Mining Rules has not been included herein on the basis that it is unavailable to us in our capacity as a royalty holder on the applicable properties and that obtaining such information would result in an unreasonable burden and expense. Such excluded information includes:

1.	Mineral Resources and Mineral Reserves estimates;
2.	Specific information regarding the age of and condition of project infrastructure;
3.	The total cost for or book value of the underlying property and its associated plant and equipment; and
4.	descriptions of significant encumbrances on the property.

Measurement units presented in this document are metric units and converted to US standard units where applicable. There may be small rounding differences due to unit conversions. Additional specific information on the principal property is available under Material Properties, below.

Summary

The Scully iron ore mine is production stage iron ore mine, which is operated as an open-pit operation. The mine is located in Newfoundland & Labrador, Canada. The mine site includes a concentration plant with a 6.6 million ton per year capacity. The geographic location of Scully is set forth below.

Figure 1. Scully Mine Location

Source: Google Earth (March, 2022)

The mine covers a Superior-type banded iron formation of mineralization. Key operating infrastructure at the mine comprises  a 6 million tonne (6.6 million ton) per annum iron ore concentrator plant producing iron ore concentrate.

The operator of the mine that is subject to our royalty interest must comply with environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in Canada where we hold an interest. Although we, as a royalty interest owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operator to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

In general, Scully Royalty has no decision-making authority regarding the development or operation of the mineral property underlying our royalty interest. The operator makes all development and operating decisions, including decisions about permitting, feasibility analysis, mine design and mine operation, processing, plant, equipment matters, and temporary or permanent suspension of operations.

Location

Scully is an open-pit mine and mineral processing operation located in the southwest corner of Labrador, in the Province of Newfoundland and Labrador, Canada, at 52°54'26.7" N and 66°54' 34.6" W. The nearest local communities are the Town of Labrador City (3.5 km or 2.2 miles north), Town of Wabush (2.5 km or 1.6 miles east), and Town of Fermont (Quebec; 18 km or 11 miles southwest). From Wabush, the City of Sept-Iles is located 320 km (or 199 miles) away (on the north shore of the St. Lawrence River), the City of St. John's 1,200 km (or 746 miles) to the southeast, and the City of Montreal 1,020 km (or 634 miles) to the southwest.

The Scully Mine Property lies in the sub-arctic region of northern Canada, in an area of undulating hills with an elevation high of 686 m (2,251 ft) and elevation low of 533 m (1,749 ft). There are several lakes within the mine property area. As for climate, temperatures range from -40°C to 25°C (-40°F to 77°F). In a wet year, Wabush can receive up to 1,185 mm (47 inches) of precipitation (Environment Canada, 2012). In a dry year, Wabush receives only 675 mm (27 inches) of precipitation.

Infrastructure

Access to the Scully Mine site is provided by a four km road from Highway 500. The latter is accessible via Highway 389 from Baie-Comeau on the north shore of the Saint Lawrence River. The Wabush airport is 2 miles or 3 km from the mine site, within the town limits of Wabush.

Rail access from the Scully Mine Site to the port at Sept-Iles consists of two separate segments. The first segment uses the QNS&L railway from Wabush to Arnaud Junction in Sept-Îles.  From there, the second section is from Arnaud junction to Pointe-Noire (Sept-Îles), property of "Les Chemins de Fer Arnaud", Sept-Îles, Quebec, where the iron ore concentrate is unloaded, stockpiled, and loaded on sea-going vessels. The second rail segment is owned by the Government of Quebec through the Sociéte du Plan Nord, which acquired these assets from Cliffs Natural Resources, Inc. bankruptcy of Canadian assets.  The second segment was owned originally by the Wabush Railway Company Limited.

The towns of Wabush and Labrador City are well established with populations of 1,861 (2011) and 7,367 (2011), respectively. These two communities are located 5 km apart from one another and they contain the infrastructure and necessities to house the employees and their families who live there, including indoor shopping centres, hotels and lower, middle and high schools, community centre, and hospital. Several other iron mines operate within the Scully Mine region. Therefore, supplies, material and experienced mine labour are readily available.

The Scully Mine site is connected to the Newfoundland & Labrador Hydro electrical network. Electric power is generated at Churchill Falls, 200 km to the east. The Churchill power station has the second largest hydroelectric generating capacity in North America at 5,428 MW installed. An on-site 46-kV electrical grid electrifies the mine area and powers mine equipment and pumping stations.

The mine site already contained the necessary structures for mining from the previous owner. These structures include: mine electrical infrastructure; a maintenance facility with five bays and cranes; warehouses; wash bay; explosive storage; machine shop; dewatering equipment; fuel storage; administration buildings; an iron ore concentrator plant; and required rail load-out and track infrastructure. The buildings required minor repair to support the restart of the Scully Mine in 2017. The concentrator underwent some maintenance and installation of additional processing equipment prior to the restart.

A pumping station and water intake structure located east of the process facility on Little Wabush Lake provides water for iron ore beneficiation and potable water consumption.

Area of Interest

The Scully Mine Property consists of five Mining Leases; namely Mining Lease Lot No. 1, Lot No. 2, Lot No. 3; Lot No. 4, and the Wabush Mountain Area (Figures 3 and 4).  The Scully Mine Royalty pertains only to Newfoundland & Labrador Corp. Ltd. Mining Lease Lot No. 1 ("Mining Lease Lot No. 1"). The industrial site and open pits are located within the Mining Lease Lot No. 1 area, which is 14.43 square km (5.57 square miles or 3,565.73 acres) in area. The surface and mineral rights on this Mining Lease are leased from the Government of Newfoundland and Labrador.  This 99-year lease expires in 2055.

Property Description

The Scully Mine is a production stage property consisting of an open pit mine and an iron ore concentrator plant.

The operation consists of a conventional surface mining method using an owner mining approach with electric and diesel hydraulic shovels and mine trucks. The open pit mine is designed with a 12 m to 24 m bench height and pit slopes of 32° to 46°. Mining is carried out by two hydraulic front shovels equipped with 24 m3 (31.3 yard3) buckets. The shovels are matched with a fleet of up to sixteen 211-tonne payload mine haulage trucks.

For the life of mine, the overall strip ratio will be 0.87:1 (waste to ore), with ore transiting through stockpiles for blending purposes and to balance mining and processing plant constraints. Waste rock storage is planned in waste dumps outside the pits and in depleted pits.

Iron ore concentrate is produced by processing iron ore through autogenous grinding mills and gravity and magnetic separation and a drying concentrator plant at a planned rate of up to 2,400 tonnes per hour. The concentrator plant produces iron ore concentrate with a grade of 65.9% Fe, a level that exceeds the industry standard 62% benchmark and high-grade 65% benchmark. The concentrate also has low levels of deleterious elements (including silica and manganese) and very low moisture content.

From the Scully Mine iron concentrator, the iron ore concentrate is rail shipped to the Port of Sept-Iles for loading onto ships and transport overseas. Tacora has an agreement with Cargill, a leading independent iron ore trader, for purchase of 100% of the iron ore concentrate produced by the Scully Mine. Cargill has rolling options to extend this agreement over the life of the Scully Mine. The Scully Mine has a forecast mine life of 26 years.

Tailings from the iron ore processing plant are stored in historical disposal areas to the north and south of the open pits. The tailings are considered low risk of acid generation and relatively coarse, allowing for use as material for future tailings storage area embankments. The existing remaining storage capacity with the current embankment dykes is sufficient for at least seven years.

Age and Condition of Infrastructure

The Scully Mine and Concentrator was originally commissioned in the 1960s. The facilities were reactivated by the current operator in 2019.

Property History

The Scully Mine operated continuously from 1965 to February 2014 with the mining and concentrating at Wabush and the subsequent stage of pelletizing done at Pointe Noire near the port of Sept-Iles, Quebec. Iron deposits were first reported in the Wabush area in 1933. In 1956, Picklands Mather & Company ("PM") began work on the project and started the first intensive geological, metallurgical and economic investigation. A pilot plant was built and successfully produced 100,000 tonnes of iron ore concentrate. From 1965 to 2014, the Scully Mine produced between 2.7 million and 6.0 million tonnes of iron ore concentrate annually.

The Scully Mine was operated by PM from 1965 to 1986 when PM was acquired by Cleveland-Cliffs Inc. ("Cliffs"), who operated it from 1986 until 2014. For most of its life, the mine was a joint venture owned by Stelco (37.9%), Dofasco (24.3%), Inland Steel (15.1%), Acme Steel (15.1%) and Cliffs (7.7%). However, following various mergers and acquisitions in the North American steel industry, the ownership was consolidated between Cliffs, ArcelorMittal and U.S. Steel Canada, whereby each company respectively owned a joint venture percent ownership of 26.8%, 28.6% and 44.6%. Cliffs exercised their right of first refusal in February 2010 to acquire 100% ownership of the Property.

Under Cliffs, the Scully Mine and associated pellet plant located at Pointe-Noire (near Sept-Iles, Quebec), had the capacity of producing 6 million tonnes of iron ore pellets per year via three Dravo Straight Grate Induration machines. An integrated rail system was utilized to transport the iron ore concentrate product to the pelletizer plant at Pointe-Noire utilizing a bottom dump unloading system. From there, the product could be transported via sea-going ship to clients in America or elsewhere on the seaborne market. The product produced from the Scully Mine contained higher than normal levels of manganese due to the geology of the Deposit. The Scully Mine's integrated mine and pellet plant facilities produced two types of iron ore pellets with varying manganese contents as controlled only by the ore blends, since the concentrating process was formerly unable to reduce the manganese content in the ore.

Cliffs shutdown the pellet plant in May 2013 followed by the mine and iron ore concentrator in February 2014, and placed the site on care and maintenance. The closure was due to increased costs, reduced production rates and a drastic decrease in seaborne iron ore prices combined with a decrease on pellet premium pricing. The current operator acquired the Scully Mine in July 2017 and completed a feasibility study in 2018. It then restarted mining operations and commercial production at the mine, and shipped its first seaborne iron ore concentrate in August 2019. Such feasibility study was not completed under the SEC Mining Rules.

Permitting

The operator has disclosed that it is fully permitted to operate the mine. The most recent overall environmental study completed at the Scully Mine Site is the Environmental Assessment Registration (EA Registration) submitted by the operator to the Government of Newfoundland and Labrador in September 28, 2017. The Government placed the document on a public notice period, responded to public comments, and released the Scully Mine reactivation project from further environmental assessment on November 21, 2017. Such feasibility study was not completed under the SEC Mining Rules.

Property Geology

The Scully Deposit is a Proterozoic age Superior-type banded iron formation. The Scully Mine lies within the southern end of the Labrador Trough in Western Labrador. The Labrador Trough comprises a sequence of Proterozoic sedimentary rocks, including iron formations, volcanic rocks and mafic intrusions. The principal iron formation unit, the Sokoman Formation, forms a regionally continuous stratigraphic unit. The Sokoman Formation is more than 300 m thick near the Scully Mine and has been subjected to two episodes of folding and metamorphism during the Hudsonian and Greenville Orogenies, resulting in a complex structural pattern in the Wabush area.

Iron deposits in the Wabush area of the Labrador Trough are Scully, Bloom Lake, Lac Jeannine, Fire Lake, Mounts Wright and Reed, Luce, and Humphrey. During high‐grade metamorphism, the iron oxides and quartz recrystallized to produce coarse‐grained sugary quartz, magnetite, specular hematite schists (meta‐taconites) that are of improved quality for processing and concentrating.

The Scully Deposit consists of folded and faulted stratigraphic beds of iron-bearing units within the Sokoman Iron Formation. The geological understanding of the Scully Deposit is based primarily on diamond drilling data and two-dimensional sectional interpretations by the prior operator (Cliffs). The ore minerals are hematite (specularite), magnetite, and martite hematite pseudomorphs after magnetite). The waste minerals are hydrated iron oxides, such as limonite and goethite, and quartz. Manganese oxides also occur in bands or are disseminated throughout the iron-bearing units.

The mine site includes electrical infrastructure, a maintenance facility with five bays and cranes, warehouses, a wash bay, explosive storage, a machine shop, dewatering equipment, fuel storage, administration buildings, a concentrator plant and rail load-out and track infrastructure.

Production

The following table sets forth the total iron ore products (which include pellets, chips and concentrates) shipped from the mine based upon the amounts reported to us by the Scully mine operator in 2021 and 2020:

	Year Ended
	December 31,
	2021	2020

	(tonnes)
Iron Ore Products Shipped	3,184,003	2,988,654

Other Interests

As at December 31, 2021, we had hydrocarbon interests located in west central Alberta, Canada comprised of approximately 93 producing and 62 non-producing natural gas wells and approximately 10 producing and 9 non-producing oil wells and an average 74% working interest in approximately 67,564 gross acres of land.

Such hydrocarbon activities produce natural gas, natural gas liquids (“NGLs”) and oil. Our natural gas production is sold to creditworthy counterparties under contracts at AECO Daily Index prices and is transported through regulated pipelines in the Province of Alberta at tariffs that require either Provincial or Federal regulatory approval. NGLs are re-priced on an annual basis reflecting purchaser monthly pool prices or are based on U.S. market hub locations with a basis differential. Our crude oil sales are priced at market using the Edmonton market hub as a benchmark and are typically made through 30-day evergreen contracts. NGLs and crude oil are transported to the point of sale to creditworthy counterparties using a combination of pipelines and trucking services. Sales are with customers in the oil and gas industry and are subject to normal industry credit risks.

In addition, we own two industrial real estate parks in the Saxony-Anhalt region in Germany, which primarily lease out space for storage and production facilities. One of these parks is located in Arneburg, Germany and is 1,671,479 square meters, currently houses approximately 32 buildings and offers developed industrial and commercial land for greenfield investments as well as warehouses, production halls, workshops and offices. The property has railway, road and harbour connections. The other industrial park is located in Dessau, Germany and is a 111,688 square meter development property, currently houses approximately 15 buildings and offers office and administrative buildings, production halls and warehouses and land for industrial investments. The property has connections to railway and roads. Both of these industrial parks are part of the security package for the €25.0 million in principal amount of bonds issued by Merkanti Holding plc in 2019, and to the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

ITEM 4A:  UNRESOLVED STAFF COMMENTS

None.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2021, 2020 and 2019 should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere herein.

General

Our core asset is an interest in a mining sub-lease of the lands upon which the Scully iron ore mine is situated in the Province of Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. Pursuant to this sub-lease, we hold a 7.0% net revenues royalty interest on iron ore shipped from the mine and a 4.2% net revenues royalty interest on iron ore shipped from tailings and other disposed materials. The current operator of the mine commenced mining operations in 2019. Under the terms of the sub-lease, we are entitled to quarterly minimum royalty payments of $3.25 million per year, which quarterly payments may be credited towards earned royalties relating to the same calendar year.

In addition, we have two other business segments operating that provide merchant banking and financial services. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical supplies and services.

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

In April 2021, we announced that to support the Company's core focus, the other two of our operating segments –Industrial and Merchant Banking would be classified as discontinued operations in our 2021 financial statements,beginning with our 2021 half-year results. However, due to the uncertainty caused by recent new strains of COVID-19 and various economic and other factors, our Board of Directors has determined to postpone the discontinued operations accounting treatment until further decision (or there is a certainty that a sale will be completed within one year).

Management is committed to a plan to rationalize these interests, and substantial progress has been made on both projects.  These two segments have not produced returns commensurate to that of our royalty interest, and our Board of Directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. It simplifies the Company's corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

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

In the first half of 2021, the demand for iron ore increased, with iron ore prices reaching record levels as global steel production increased and seaborne iron ore supply growth was limited. According to the World Steel Association, global crude steel production in the first half of 2021 increased 14% over the first half of 2020, with strong increases in crude steel production in China, which accounts for approximately 70% of all seaborne iron ore demand. The 65% Fe iron ore price, as reported by Platts, increased by 100% to an average US$212 per tonne for the first half of 2021, compared to an average of US$106 in the same period of 2020. In the second half of 2021, iron ore prices decreased to a low of US$102 per tonne for 65% Fe iron ore, before rebounding to US$140 per tonne at December 31, 2021, as the demand for seaborne iron ore from China weakened due to government efforts to curb steel production growth in China. Overall, the average iron price for 65% Fe iron ore, as reported by Platts was US$185 per tonne in 2021, compared to US$122 per tonne in 2020.

Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations in our merchant banking and industrial segments may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at December 31, 2021, the Canadian dollar had strengthened by 8.5% against the Euro from the end of 2020. We recognized a $6.2 million currency translation adjustment loss in other comprehensive income within equity in 2021, compared to a currency translation adjustment gain of $7.2 million, before reclassification adjustment for exchange difference to profit or loss for subsidiaries deconsolidated, in other comprehensive income within equity in 2020. In addition, we recognized net gains of $2.8 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2021, compared to net losses of $2.7 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2020.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The COVID-19 pandemic has materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions. To date, we have not experienced a significant impact on our operations as a result of the current COVID-19 pandemic, though the inability to travel effectively has somewhat impacted certain business development initiatives. See “Item 3: Key Information – D. Risk Factors”.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2021, 2020 and 2019:

	Years Ended December 31,
	2021	2020		2019

	(In thousands, except per share amounts)
Revenue	$71,291	$59,432		$113,267
Costs of sales and services	30,918	26,870		96,561
Selling, general and administrative expenses	21,144	19,901		22,573
Share-based compensation – selling, general and administrative	2,497	—		—
Finance costs	1,935	1,881		1,243
Credit losses (reversal)(1)	88	(3,108)		13,398
Net income (loss)(2)	7,564	369		(18,553)
Earnings (loss) per share – basic and diluted	0.51	0.03	(3)	(1.26)	(3)

Notes:

(1)	Such credit losses primarily related to former businesses and did not relate to our Bank operations.
(2)	Attributable to the owners of the parent company.
(3)	Restated for 2020 and 2019 as a result of stock dividends issued in 2021.

The following table provides a breakdown of revenue for each of the years ended December 31, 2021, 2020 and 2019:

	Years Ended December 31,
	2021	2020	2019
		(In thousands)
Royalty, goods and products and services	$60,201	$48,441	$101,013
Interest	405	531	1,057
Dividends	244	—	—
Gain on securities, net	—	758	931
Other, including medical and real estate sectors	10,441	9,702	10,266
Revenue	$71,291	$59,432	$113,267

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following is a breakdown of our revenue by segment for each of the years indicated:

	Years Ended December 31,
	2021	2020

Revenue:	(In thousands)
Royalty	$40,335	$31,360
Industrial	23,428	17,666
Merchant Banking	6,527	10,406
All Other	1,001	—
	$71,291	$59,432

In 2021, 87% of our revenues were from the Americas, 7% was from Europe and 6% were from Africa, Asia and other regions. In 2020, 81% of our revenues were from the Americas, 12% was from Europe and 7% were from Africa, Asia and other regions.

Based upon the average exchange rates for 2021, the Canadian dollar was stronger by 3.2% in value against the Euro compared to the average exchange rates for 2020.

Revenue for 2021 increased to $71.3 million from $59.4 million in 2020, mainly as a result of increased iron ore prices in the first half of 2021, an increase in production at the mine underlying our royalty interest and, to a lesser extent, an increase in natural gas pricing in 2021. A customer in the Royalty segment located in Canada represented approximately 56% and 53%, respectively, of our total revenue for the years ended December 31, 2020 and 2019.

Revenue for our Royalty segment for 2021 increased to $40.3 million from $31.4 million in 2020 as a result of the continued ramp-up of operations at the Scully iron ore mine in 2021 and stronger iron ore prices in the first half of 2021.

Revenue for our Industrial segment for 2021 increased to $23.4 million from $17.7 million in 2020, primarily as a result of increased natural gas pricing.

Revenue for our Merchant Banking segment for 2021 decreased to $6.5 million from $10.4 million in 2020, primarily as a result of exiting a marginally profitable business line.

Revenue for our All Other segment was $1.0 million in 2021 and $nil in 2020.

In 2021, total revenues include revenues of $60.2 million from royalty, goods and products and services, of which 68% was from our iron ore royalty, 22% was from hydrocarbons, 5% was from food products and 5% was from electricity and power. In 2020, total revenues included revenues of $48.4 million from royalty, goods and products and services, of which 67% was from our iron ore royalty, 16% was from hydrocarbons, 10% was from food products and 7% was from electricity and power.

Costs of sales and services increased in 2021 to $30.9 million from $26.9 million in 2020, primarily as a result of a change in fair value of a loan payable measured at FVTPL and losses on securities in our industrial segment, which was reduced by a gain on derivatives in 2021 in connection with iron ore prices. The following is a breakdown of our costs and other for each of the years indicated:

	Years Ended December 31,
	2021	2020

	(In thousands)
Royalty, goods and products and services	$22,933	$22,102
(Reversal) write-down of inventories	(19)	469
Gain on derivative contracts, net	(1,376)	—
Fair value gain on investment property, net of write-down of real estate for sale	(407)	(757)
Loss on dispositions of subsidiaries, net(1)	—	546
Gains on settlements and derecognition of liabilities	(390)	(2,600)
Changes in fair value of a loan payable measured at FVTPL	1,616	549
Losses on securities, net	2,320	—
Other, including medical and real estate sectors	6,241	6,561
Total costs of sales and services	$30,918	$26,870

We recognized a gain on settlements and derecognition of liabilities of $0.4 million in 2021, compared to $2.6 million in the prior year.

We recognized a net loss on securities primarily relating to listed equity securities of $2.3 million in 2021.

We recognized a net gain on derivative contracts of $1.4 million in 2021, compared to $nil in 2020. This income was generated from premiums of put options sold and gains from futures as a result of a decline in iron ore prices in the second half of 2021.

We recognized a net loss on dispositions of subsidiaries of $0.5 million in 2020. Net gain or loss on dispositions of subsidiaries consisted of the reclassification of exchange differences and the difference between the book value of such net assets (or net liabilities) and the consideration received. The subsidiaries disposed in 2020 comprised non-operating entities, which will not have an impact on our operations going forward.

We recognized a fair value gain on investment property, net of write-down of real estate for sale of $0.4 million in 2021, compared to $0.8 million in 2020.

We recognized a reversal of write-downs of inventories of $19,000 in 2021, compared to a write-down of $0.5 million in 2020.

We also recognized $6.2 million of other costs relating to medical and real estate sectors in 2021, compared to $6.6 million in 2020.

Selling, general and administrative expenses marginally increased to $21.1 million in 2021 from $19.9 million in 2020.

In 2021, we recognized share-based compensation expenses of $2.5 million in connection with the grant of options to directors, officers and key employees during the period, compared to $nil for 2020.

In 2021, we recognized a net foreign currency transaction gain of $2.8  million compared to a net foreign currency transaction loss of $2.7 million in 2020, in our consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

In 2021 and 2020, finance costs were $1.9 million. These related primarily to interest on Merkanti's publicly listed bonds.

In 2021 we recognized credit losses of $0.1 million, compared to a reversal of credit losses on loans and receivables and guarantees of $3.1 million in 2020.

We recognized an income tax expense (other than resource revenue taxes) of $2.3 million in 2021, compared to $4.9 million in 2020. The decrease in the income tax expense in 2021 was primarily the result of a one-time reduction in deferred tax liability as a result of an internal reorganization. Excluding resource revenue taxes, we paid $0.6 million in income tax in cash during 2021 and, in 2020, we did not pay any income tax in cash. We also recognized a resource revenue tax expense of $7.9 million in 2021 compared to $6.1 million in 2020.

Overall, we recognized an income tax expense of $10.2 million (income tax expense of $2.3 million and resource revenue tax expense of $7.9 million) in 2021, compared to $11.0 million (income tax expense of $4.9 million and resource revenue tax expense of $6.1 million) in 2020.

In 2021, our net income attributable to shareholders was $7.6 million, or $0.51 per share on a basic and diluted basis, compared to net income attributable to shareholders of $0.4 million, or $0.03 per share on a basic and diluted basis in 2020.

In 2021, our EBITDA was $30.5 million, compared to $24.5 million in 2020.

The following is a reconciliation of our net loss to EBITDA for each of the years indicated:

	Years Ended December 31,
	2021	2020

	(In thousands)
Net income for the year(1)	$7,371	$212
Income tax expense	10,176	10,967
Finance costs	1,935	1,881
Depreciation, depletion and amortization	11,023	11,470
EBITDA	$30,505	$24,530

Note:

(1)	Includes net income attributable to non-controlling interests.

Please see "Non-IFRS Financial Measures" for additional information.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following is a breakdown of our revenue by segment for each of the years indicated:

	Years Ended December 31,
	2020	2019

Revenue:	(In thousands)
Royalty	$31,360	$5,496
Industrial	17,666	100,184
Merchant Banking	10,406	7,565
All Other	—	22
	$59,432	$113,267

In 2020, 81% of our revenues were from the Americas, 12% was from Europe and 7% were from Asia, Africa and other regions. In 2019, 17% of our revenues were from the Americas, 77% was from Europe and 6% were from Asia, Africa and other regions.

In the third quarter of 2019, we disposed of certain non-core subsidiaries in Europe which processed different metals. The metal product lines disposed of, which processed aluminium and zinc alloys in Europe, each represented approximately 1% of our consolidated total assets, less than 1% of our consolidated net assets at the time of disposition and $81.8 million of our revenue in 2019. We determined to dispose of these product lines as a result of our board of directors' determination to streamline our operations. During 2019, we recognized a net gain of $0.5 million on the dispositions of subsidiaries before reclassification adjustment for the exchange differences upon disposition of subsidiaries, which represented consideration received plus the underlying net liabilities of the subsidiaries at the times of their dispositions.  The dispositions of these subsidiaries in 2019 significantly reduced our revenues and costs and expenses in 2020.

Based upon the average exchange rates for 2020, the Canadian dollar weakened by approximately 2.9% in value against the Euro compared to the average exchange rates for 2019.

Revenue for 2020 decreased to $59.4 million from $113.3 million in 2019, as a result of the disposition of metal product lines (which contributed total revenue of $81.8 million in 2019), partially offset by increased revenue as a result of the commencement of operations at the Scully iron ore mine in 2019 and increased production at the mine in 2020. A customer in the Royalty segment located in Canada represented approximately 53% and 5%, respectively, and a customer of a former subsidiary in the Industrial segment located in Slovakia represented approximately nil% and 13%, respectively, of our total revenue for the years ended December 31, 2020 and 2019.

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

In 2020, total revenues included revenues of $48.4 million from royalty, goods and products and services, of which 67% was from our iron ore royalty, 16% was from hydrocarbons, 10% was from food products and 7% was from electricity and power. In 2019, total revenues included revenues of $101.0 million from royalty, goods and products and services, of which 6% was from our iron ore royalty, 8% was from hydrocarbons, 3% was from food products, 3% was from electricity and power and 80% was from metals processing.

Costs of sales and services decreased to $26.9 million during 2020 from $96.6 million in 2019 as a result of the disposition of our non-core metal product lines in the second half of 2019. The following is a breakdown of our costs and other for each of the years indicated:

	Years Ended December 31,
	2020	2019

	(In thousands)
Royalty, goods and products and services	$22,102	$95,189
Market value increase on commodity inventories	—	(160)
Write-down of inventories	469	1,822
Gain on derivative contracts, net	—	(122)
Fair value gain on investment property, net of write-down of real estate for sale	(757)	(3,122)
Loss (gain) on dispositions of subsidiaries, net	546	(2,243)
Gains on settlements and derecognition of liabilities	(2,600)	(1,168)
Changes in fair value of a loan payable measured at FVTPL	549	979
Other, including medical and real estate sectors	6,561	5,386
Total costs of sales and services	$26,870	$96,561

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

In 2020, we recognized a reversal of credit losses on loans and receivables and guarantees of $3.1 million primarily resulting from the reversal of a credit loss of $3.2 million, which was initially recognized in 2019 as a result of the calling of certain guarantees. In 2019, we recognized credit losses on loans and receivables and guarantees (net of recoveries) of $13.4 million, which included $6.1 million relating to a receivable due from former non-core subsidiaries in the energy business, $3.2 million relating to the consideration from the sale in 2017 of a subsidiary, which is no longer expected to be received, and $3.1 million on certain corporate guarantees. The credit losses primarily related to former non-core businesses unrelated to our Bank operations. Please also see Note 25 to our audited consolidated financial statements for the year ended December 31, 2021 for further information.

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

In 2020, our net income attributable to shareholders was $0.4 million, or $0.03 per share on a basic and diluted basis, compared to net loss attributable to shareholders of $18.6 million, or $1.26 per share on a basic and diluted basis in 2019.

In 2020, our EBITDA was $24.5 million, compared to an EBITDA loss of $7.3 million in 2019.

The following is a reconciliation of our net loss to EBITDA for each of the years indicated:

	Years Ended December 31,
	2020	2019

	(In thousands)
Net income (loss) for the year(1)	$212	$(18,403)
Income tax expense	10,967	1,619
Finance costs	1,881	1,243
Depreciation, depletion and amortization	11,470	8,287
EBITDA (loss)	$24,530	$(7,254)

Note:

(1)Includes net income (loss) attributable to non-controlling interests.

Please see “Non-IFRS Financial Measures” for additional information.

Liquidity and Capital Resources

General

Liquidity is of importance to our business as insufficient liquidity often results in underperformance.

Our objectives when managing capital are:

●	to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders;
●	to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk; and
●	to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk.

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

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	December 31,
	2021	2020

	(In thousands, except ratio amounts)
Total debt(1)	$35,227	$38,053
Less: cash	(54,873)	(63,552)
Net debt	Not applicable	Not applicable
Shareholders' equity	365,600	361,544
Net debt-to-equity ratio	Not applicable	Not applicable

Note:

(1)	Long-term debt includes bonds payable and does not include: (a) a non-interest bearing loan payable of $6.8 million as at December 31, 2021 and $5.2 million as at December 31, 2020 which is measured at fair value through profit or loss and does not have a fixed repayment date. See “– Financial Position”; and (b) long-term lease liabilities of $0.5 million at December 31, 2021 ($0.8 million at December 31, 2020), recognized as a consequence of IFRS 16.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2021 and 2020. Our net debt-to-equity ratio as at December 31, 2021 and 2020 was not applicable as we had a net cash balance.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	December 31,
	2021	2020

	(In thousands, except ratio amounts)
Long-term debt, less current portion(1)	$35,227	$38,053
Shareholders' equity	365,600	361,544
Long-term debt-to-equity ratio	0.10	0.11

Note:

(1)	See note in the table immediately above.

During 2021, our strategy, which remained unchanged from 2020, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels.

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

Working capital levels fluctuate throughout the year and are affected by the level of our operations, pricing of iron ore, the timing of collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and expected cash flows from operations to meet our working capital and other requirements as well as unexpected cash demands.

The following table presents a summary of cash flows for each of the periods indicated:

	Years Ended December 31,
	2021	2020	2019
		(In thousands)
Cash flows used in operating activities	$(6,637)	$(21,271)	$(9,807)
Cash flows (used in) provided by investing activities	(971)	3,419	(10,202)
Cash flows (used in) provided by financing activities	(424)	(498)	34,792
Exchange rate effect on cash	(647)	3,628	(4,269)
(Decrease) increase in cash	(8,679)	(14,722)	10,514

Cash Flows from Operating Activities

Operating activities used cash of $6.6 million in 2021, compared to $21.3 million in 2020. In 2021, an increase in receivables used cash of $24.5 million compared to $33.8 million in 2020. The increase in receivables related to an affiliate controlled by our Chairman (see “ Item 7: Major Shareholders and Related Party Transactions - B. Related Party Transactions” and Notes 8 and 25 to our audited consolidated financial statements for the year ended December 31, 2021 for further information). An increase in income tax liabilities provided cash of $0.6 million in 2021, compared to $26,000 in 2020. An increase in short-term securities used cash of $3.9 million in 2021, compared to $2.6 million in 2020. In 2021, a decrease in account payables and accrued expenses used cash of $1.7 million, compared to an increase in account payables and accrued expenses providing cash of $0.5 million in 2020. A decrease in inventories provided cash of $0.3 million in 2021, compared to $0.5 million in 2020. In 2021, a decrease in deposits, prepaid and other provided cash of $0.4 million, compared to $0.1 million in 2020.

Operating activities used cash of $21.3 million in 2020, compared to $9.8 million in 2019. In 2020, an increase in receivables used cash of $33.8 million compared to $0.5 million in 2019. The increase in receivables was as a result of an increased royalty receivable and receivables due from an affiliate (see “ Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions”). An increase in short-term securities used cash of $2.6 million in 2020, compared to $6.4 million in 2019. In 2020, an increase in account payables and accrued expenses provided cash of $0.5 million, compared to a decrease in account payables and accrued expenses using cash of $0.2 million in 2019. A decrease in inventories provided cash of $0.5 million in 2020, compared to $1.6 million in 2019. In 2020, a decrease in deposits, prepaid and other provided cash of $0.1 million, compared to an increase in deposits, prepaid and other using cash of $0.5 million in 2019.

Cash Flows from Investing Activities

Investing activities used cash of $1.0 million in 2021, compared to providing cash of $3.4 million in 2020. In 2021, purchases of property, plant and equipment, net of sales, used cash of $1.0 million, compared to $0.2 million in 2020.

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

Cash Flows from Financing Activities

Net cash used in financing activities was $0.4 million in 2021, compared to $0.5 million in 2020. In 2021, reductions in lease liabilities used cash of $0.4 million in 2021 compared to $0.5 million in 2020.

Net cash used in financing activities was $0.5 million in 2020, compared to providing cash of $34.8 million in 2019. In 2020, reductions in lease liabilities used cash of $0.5 million in 2020 compared to $0.9 million in 2019. The issuance of bonds payable (net of commissions, fees and expenses relating to the issuance thereof) provided cash of $nil in 2020, compared to $35.4 million in 2019.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	December 31,
	2021	2020

	(In thousands)
Cash	$54,873	$63,552
Short-term securities	19,256	18,497
Trade receivables	4,164	4,755
Tax receivables	1,092	282
Other receivables	64,446	39,518
Inventories	1,100	1,413
Restricted cash	142	175
Deposits, prepaid and other	581	1,019
Total current assets	145,654	129,211
Working capital	133,306	113,074
Total assets	509,966	509,125

Account payables and accrued expenses	11,346	15,680
Income tax liabilities	1,002	457
Total current liabilities	12,348	16,137
Bonds payable, long-term	35,227	38,053
Loan payable, long-term	6,817	5,223
Decommissioning obligations, long-term	15,096	14,072
Deferred income tax liabilities	67,461	66,115
Total liabilities	137,432	140,401
Shareholders' equity	365,600	361,544

We maintain an adequate level of liquidity, with a portion of our assets held in cash and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use liquidity for our own proprietary trading and investing activities.

As at December 31, 2021, cash decreased to $54.9 million from $63.6 million as at December 31, 2020.

We had short-term securities of $19.3 million as at December 31, 2021, compared to $18.5 million as at December 31, 2020. These mainly comprised of liquid government debt securities and other securities held by our Bank in the ordinary course of business.

Trade receivables and other receivables were $4.2 million and $64.4 million, respectively, as at December 31, 2021, compared to $4.8 million and $39.5 million, respectively, as at December 31, 2020. Included in other receivables were receivables of $5.8 million related to our iron ore royalty interest, compared to $10.1 million as at December 31, 2020. Other receivables included an indemnification asset of $6.8 million, a loan and aggregate current account receivables of $47.7 million as at December 31, 2021 from a related party, compared to other receivables including an indemnification asset of $6.8 million, a loan and aggregate current account receivables of $21.6 million as at December 31, 2020 from a related party. See “Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions” for further information.

Inventories decreased to $1.1 million as at December 31, 2021, from $1.4 million as at December 31, 2020.

Current tax receivables, consisting primarily of refundable value-added taxes, were $1.1 million as at December 31, 2021, compared to $0.3 million as at December 31, 2020.

Deposits, prepaid and other assets were $0.6 million as at December 31, 2021, compared to $1.0 million as at December 31, 2020.

Account payables and accrued expenses were $11.3 million as at December 31, 2021, compared to $15.7 million as at December 31, 2020. The decrease was primarily due to general reductions in accounts payable and contract liabilities.

We had deferred income tax liabilities of $67.5 million as at December 31, 2021, compared to $66.1 million as at December 31, 2020.

We had bonds payable of $35.2 million as at December 31, 2021, compared to $38.1 million as at December 31, 2020.

We had a non-interest bearing loan payable, which is measured at fair value through profit or loss, of $6.8 million as at December 31, 2021, compared to $5.2 million as at December 31, 2020. The increase resulted from a change in fair value due to interest accretion. The loan does not have a fixed repayment date and the estimated fair value has been determined using a discount rate for similar investments. Please see Note 26 to our audited consolidated financial statements for the year ended December 31, 2021 for further information.

As at December 31, 2021, we had long-term decommissioning obligations of $15.1 million relating to our hydrocarbon properties, which will be funded through cash flows from such interests over their operating lives, compared to $14.1 million as at December 31, 2020.

Long-Term Debt

As at December 31, 2021, we had long-term bonds payable of $35.2 million compared to $38.1 million as at December 31 2020. In August 2019, Merkanti Holding plc completed a public issue of bonds with an aggregate nominal amount of €25.0 million. The bonds are redeemable in August 2026, with interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate of 4.41%) and secured by our investment property and real estate for sale. To the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

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

In 2021, we reported a $6.2 million currency translation adjustment loss in other comprehensive income within equity. This compared to a $7.2 million currency translation adjustment gain, before reclassification adjustment for exchange difference to profit or loss for subsidiaries deconsolidated, under other comprehensive income within equity in 2020. This currency translation adjustment did not affect our profit and loss statement. The loss in 2021 was primarily a result of the strengthening of the Canadian dollar against the Euro from 2020.

Contractual Obligations

The following table sets out our obligations and commitments including contractual obligations, bonds payable and loan payable held at fair value as at December 31, 2021.

	Payments Due by Period(1)
	(In thousands)
	Less than			More than
Contractual Obligations(2)	1 Year	1 – 3 Years	3 – 5 Years	5 Years	Total
Lease liabilities	$314	$492	$—	$—	$806
Bonds payable	1,439	2,878	38,856	—	43,173
Loan payable(3)	—	—	—	6,817	6,817
Total	$1,753	$3,370	$38,856	$6,817	$50,796

Notes:

(1)	Includes principal and interest.
(2)	This table does not include non-financial instrument liabilities and guarantees.
(3)

Consists of a US dollar loan payable to a former subsidiary, which is interest free, does not have a fixed maturity date and is measured at fair value through profit or loss. The undiscounted contractual amount due to former subsidiary out of surplus cash of the applicable subsidiary note holder is $53.3 million (US$42.1 million). The payment amount disclosed here represents its fair value as at December 31, 2021. The total amount due on December 31, 2021 or within 12 months thereafter is $nil. The actual repayment may be materially different from the amount disclosed herein. See "– Financial Position" for further information.

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

Critical Accounting Estimates

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

Identification of Cash-generating Units

Our assets are aggregated into cash-generating units, referred to as “CGUs”, for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs. Please see Notes 11 and 12 to our audited consolidated financial statements for the year ended December 31, 2021 for further information.

Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of our non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for iron ore, hydrocarbon commodities or refined products, a significant change in an asset’s market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity’s market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on our CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of our interests in an iron ore mine, power plant and hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying value of non-financial assets.

Impairment losses recognized in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depreciation, depletion and amortization, if no impairment loss had been recognized.

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

Assets Held for Sale and Dispositions

We apply judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment, referred to as “IAS 16”.

Credit Losses and Impairment of Receivables

We apply credit risk assessment and valuation methods to our trade and other receivables under IFRS 9, Financial Instruments, referred to as “IFRS 9”, which establishes a single forward-looking expected loss impairment model.

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

Allowance for credit losses is maintained at an amount considered adequate to absorb the expected credit losses. Such allowance for credit losses reflects our management’s best estimate of changes in the credit risk on our financial instruments and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, particularly on a forward-looking basis; which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of our financial instruments, legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.

Interests in Resource Properties and Reserve Estimates

We had interests in resource properties mainly comprised of an iron ore royalty interest, and to a lesser extent, hydrocarbon properties, with an aggregate carrying amount of $254.7 million as at December 31, 2021.

Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of our interests in resource properties and/or related property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depreciation and depletion, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from our hydrocarbon interests are independently evaluated by reserve engineers at least annually. In 2021, we did not recognize any impairment in respect of our interests in resource properties.

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

Included in interests in resource properties as at December 31, 2021, were exploration and evaluation assets with an aggregate carrying amount of $17.0 million. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2021 for further information.

Impairment of Other Non-Financial Assets

We had property, plant and equipment aggregating $49.1 million as at December 31, 2021, consisting mainly of a power plant and a natural gas processing facility. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company’s CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of our property, plant and equipment. Please see Note 11 to our audited consolidated financial statements for the year ended December 31, 2021 for further information.

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

We recognized deferred income tax assets of $9.6 million as at December 31, 2021. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

We do not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in our normal course of business, thus resulting in additional income tax liabilities.

The operations and organization structures of our group are complex, and related tax interpretations, regulations and legislation are continually changing. The income tax filings of the members of our group of companies are subject to audit by taxation authorities in numerous jurisdictions. At any given time, there may be audits in progress and items under review, some of which may increase our income tax liabilities in the future. In addition, in some circumstances, our Group may file appeals and dispute certain issues. While the results of these items cannot be ascertained at this time, we believe we have an adequate provision for income taxes based on available information.

Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 23 to our audited consolidated financial statements for the year ended December 31, 2021 for further information.

New Standards and Interpretations Not Yet Adopted

In January 2020, the IASB issued the final amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which affect the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The changes in Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) defers the effective date of the January 2020 Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) to annual reporting periods beginning on or after January 1, 2023. Earlier application of the January 2020 amendments is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued further amendments to IFRS 3, Business Combinations (“IFRS 3”) which update references in IFRS 3 to the revised 2018 Conceptual Framework. To ensure that this update in referencing does not change which assets and liabilities qualify for recognition in a business combination, or create new Day 2 gains or losses, the amendments introduce new exceptions to the recognition and measurement principles in IFRS 3.

An acquirer should apply the definition of a liability in IAS 37, rather than the definition in the Conceptual Framework, to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, Levies (“IFRIC 21”), the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

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

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020 which contain an amendment to IFRS 9. The amendment clarifies which fees an entity includes when it applies the “10 per cent” test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Management is currently assessing the impacts of the amended standard.

In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Management is currently assessing the impacts of the amended standards and does not expect that there will be material effects from these amendments on our consolidated financial statements.

In May 2021, the IASB issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as leases and asset retirement (decommissioning) obligations. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on our consolidated financial statements.

Trend Information

For a discussion of trends relating to revenue derived from our royalty interest, please see “Item 4: Information on the Company – B. Business Overview – Business Segments – Royalty”.

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

Name (Age)	Present Position	Date of Commencement of Office with our Company
Michael J. Smith (74)	Executive Chairman and Director(1)	2017
Samuel Morrow (37)(2)	President, Chief Executive Officer, Chief Financial Officer and Director(1)	2017
Dr. Shuming Zhao (70)(3)(4)(5)	Director	2017
Indrajit Chatterjee (76)(4)(5)	Director	2017
Silke S. Stenger (54)(3)(4)(5)	Director	2017
Friedrich Hondl (61)(2)(3)	Director	2017
Jochen Dümler (67)(2)(3)(4)	Director	2017

Notes:

(1)	Samuel Morrow was appointed our President and Chief Executive Officer and as a director effective May 1, 2021, replacing Michael Smith, who continues as our Executive Chairman and as a director.

(2)	Member of the Risk Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating and Corporate Governance Committee.

Michael J. Smith – Executive Chairman and Director

Mr. Smith was the President and Chief Executive Officer of the Company from June 2017 to May 1, 2021, at which time he became our Executive Chairman. Mr. Smith has served as a director and in executive positions of various publicly traded and private companies. Mr. Smith has experience in corporate finance and restructuring.

Samuel Morrow – President, Chief Executive Officer, Chief Financial Officer and Director

Mr. Morrow was our Deputy Chief Executive Officer and Chief Financial Officer from June 2017 to May 1, 2021. On May 1, 2021, Mr. Morrow became our President and Chief Executive Officer. Mr. Morrow is a Chartered Financial Analyst. Prior thereto, Mr. Morrow was previously Vice President of Tanaka Capital Management and Treasurer, Chief Financial Officer and Chief Operating Officer of the Tanaka Growth Fund. Mr. Morrow is a graduate of St. Lawrence University in New York.

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

B. Compensation

During the fiscal year ended December 31, 2021, we paid an aggregate of approximately $1.4 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2021 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2021 to our executive officers:

					Non-equity incentive
					compensation plan
					compensation
					($)(1)
			Share-	Option-
			based	based	Annual	Long-term	Pension	All other	Total
	Salary		awards	awards	incentive	incentive	value	compensation	compensation
Name and Principal Position	($)		($)	($)	plans	plans	($)	($)	($)
Michael J. Smith Executive Chairman(2)	448,899	(3)	—	—	—	—	—	275814(4)	724,713
Samuel Morrow President, Chief Executive Officer and Chief Financial Officer(5)	457,594		—	762,826	—	—	80,000(6)	105,730(7)	1,406,156

Notes:

(1)	All awards under our non-equity incentive compensation plans are paid during the financial year they were earned.
(2)	On May 1, 2021, Mr. Smith resigned as President and Chief Executive Officer of the Company.
(3)	Consists of net pay.
(4)	Consists of housing allowances and expenses.
(5)	On May 1, 2021, Mr. Morrow was appointed as President, Chief Executive Officer and a director of the Company, replacing Mr. Smith, who continued as the Executive Chairman and as a director.
(6)	Consists of a 401(K) benefit plan.
(7)	Consists of medical and other customary perquisites.

For the purposes of the above table, compensation amounts were translated to Canadian dollars at the applicable exchange rate at the date of the transaction or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rates as at the date of the transactions.

Directors’ Compensation

The following table provides a summary of compensation paid by us to, or earned by, the directors of our company during the fiscal year ended December 31, 2021:

Director Compensation Table
		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	Earned	awards	awards	compensation	Value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Michael J. Smith(1)	—	—	—	—	—	—	—
Dr. Shuming Zhao	94,175	64,839	—	—	—	—	159,014
Indrajit Chatterjee	87,811	64,839	—	—	—	—	152,650
Silke S. Stenger	183,872	64,839	—	—	—	—	248,711
Friedrich Hondl	185,721	64,839	—	—	—	—	250,560
Jochen Dümler	107,362	64,839	—	—	—	—	172,201
Samuel Morrow	—	—	—	—	—	—	—

Note:

(1)	Compensation provided to Mr. Smith, in his capacity as Chairman, President and Chief Executive Officer is disclosed in the table above under the heading “Executive Officers”.
(2)	Compensation provided to Mr. Morrow, in his capacity as Deputy Chief Executive Officer and Chief Financial Officer is disclosed in the table above under the heading “Executive Officers”.

A total of $0.7 million (excluding non-cash option-based awards) was paid to our directors for services rendered as directors (including as directors of our subsidiaries), or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid an annual fee of US$25,000 and an additional US$2,500 per meeting for each director’s meeting attended as well as additional fees, as applicable, for their respective participation on our committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.

Pension Plan Benefits

As of December 31, 2021, other than as disclosed herein, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.

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

Our board is currently comprised of Michael J. Smith, Indrajit Chatterjee, Shuming Zhao, Silke S. Stenger, Friedrich Hondl, Jochen Dümler and Samuel Morrow.

Other than as discussed elsewhere herein, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has established an Audit Committee. Our Audit Committee currently consists of Silke S. Stenger, Dr. Shuming Zhao, Friedrich Hondl and Jochen Dümler. The Audit Committee operates pursuant to a charter adopted by our board of directors on December 18, 2021, a copy of which is available online at our website at www.scullyroyalty.com. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; (iii) the independence, qualifications and performance of our independent auditors; and (iv) the performance and structure of our internal audit function. The Audit Committee also reviews and approves our hiring policies, establishes our procedures for dealing with complaints, oversees our financial reporting processes and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, risk assessment and risk management, accounting principles and auditing procedures being applied.

Our board of directors has established a Compensation Committee. Our Compensation Committee currently consists of Indrajit Chatterjee, Silke S. Stenger, Dr. Shuming Zhao and Jochen Dümler. Our Compensation Committee operates pursuant to a charter adopted by our board of directors on December 18, 2021, a copy of which is available online at our website at www.scullyroyalty.com. The Compensation Committee is appointed and generally acts on behalf of the board of directors. The Compensation Committee is responsible for reviewing our board compensation practices and our selection, retention and remuneration arrangements for our executive officers and employees and reviewing and approving our Chief Executive Officer’s compensation in light of our corporate goals and objectives. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation Committee also administers and implements all of our incentive compensation plans and equity-based compensation plans. The Compensation Committee also recommends changes or additions to those plans, monitors our succession planning processes and reports to our board of directors on other compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

Our board of directors has established a Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee currently consists of Indrajit Chatterjee, Silke S. Stenger and Dr. Shuming Zhao. Our Nominating and Corporate Governance Committee operates pursuant to a charter adopted by our board of directors on December 18, 2021, a copy of which is available online at our website at www.scullyroyalty.com. The primary function of the Nominating and Corporate Governance Committee is to assist our board of directors in developing our Corporate Governance Guidelines and monitor the board and management’s performance against the defined approach. The Nominating and Corporate Governance Committee is also responsible for evaluating the board and board committees’ structure and size and the independence of existing and prospective directors, identifying and reporting on candidates to be nominated to our board of directors, reporting on the board’s annual performance and overseeing our process for providing information to the board.

Our board of directors has established a Risk Committee. Our Risk Committee currently consists of Jochen Dümler, Friedrich Hondl and Samuel Morrow. The Risk Committee reviews and reports to our board of directors respecting our business risks and risk mitigation strategies.

D. Employees

At December 31, 2021, 2020 and 2019, we employed approximately 72, 81 and 80 people, respectively.

E. Share Ownership

There were 14,779,302 Common Shares, 2,001,822 stock options and no share purchase warrants issued and outstanding as of December 31, 2021. Of the Common Shares and stock options issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2021, beneficially owned the following Common Shares and held the following stock options:

Percentage of total
	Common Shares	Common Shares	Stock options
	beneficially owned	outstanding	held
Name and principal position	(#)	(%)	(#)
Michael J. Smith Executive Chairman and Director	128,393	0.9%	14,715(1)
Samuel Morrow President, Chief Executive Officer and Director	9,888	—*	541,512(2)
Dr. Shuming Zhao Director	—	—	54,150(3)
Indrajit Chatterjee Director	—	—	54,150(3)
Silke S. Stenger Director	—	—	54,150(3)
Friedrich Hondl Director	2,353	—*	54,150(3)
Jochen Dümler Director	—	—	54,150(3)

Notes:

(1)	The options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027.
(2)	70,632 options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027 and 470,880 options are exercisable at a price of US$11.17 per Common Share and expire on May 4, 2031.
(3)	14,126 options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027 and 40,024 options are exercisable at a price of US$11.17 per Common Share and expire on May 4, 2031.

*Less than 0.1%.

2017 Equity Incentive Plan

The 2017 Equity Incentive Plan, referred to as the “Incentive Plan”, was adopted by the Company on July 14, 2017. At our annual meeting of shareholders held on December 29, 2021, shareholders approved an amendment to the plan to: (i) increase the total number of our Common Shares under the plan by 677,364 Common Shares to 2,239,027 (after giving effect to adjustments under the Incentive Plan in connection with stock dividends declared in 2021); (ii) increase the maximum number of Common Shares subject to options and stock appreciation rights that may be granted to any one Covered Employee (as defined in the Incentive Plan) to 400,000; and (iii) increase the maximum number of Common Shares that may be granted to any one Covered Employee during the fiscal year where such participant's employment commences to 425,000 and 400,000 for all other fiscal years.

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

The maximum number of Common Shares which may be issued as incentive stock options (being stock options intended to meet the requirements of an “incentive stock option” under the U.S. Internal Revenue Code) under the Incentive Plan is limited to 400,000. Further, the maximum number of Common Shares that may be granted to any one participant in the Incentive Plan, who is a Covered Employee (as defined in the Incentive Plan) during the fiscal year where such participant’s employment commences, shall be 425,000 and 400,000 for all other fiscal years.

Our Compensation Committee and board of directors also approved grants of stock options entitling the holders thereof to acquire up to 1,538,596 Common Shares of the Company, which options have a term of 10 years, were granted effective on May 4, 2021 and have an exercise price equal to US$11.17. These grants were approved at our annual meeting held in 2021 and the awards have vested.

In addition, the aggregate fair value of Awards (as defined in the Incentive Plan) granted to any one non-employee director cannot exceed US$100,000 in any one year, and the aggregate number of securities issuable to all non-employee directors cannot exceed 1% of the Company's issued and outstanding Common Shares.

As at December 31, 2021 and the date hereof, 2,001,822 Common Shares were subject to outstanding awards under the Incentive Plan and 213,659 Common Shares were available for future awards under the Incentive Plan.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

There were 14,816,757 Common Shares issued and outstanding as of April 26, 2022. Persons known to us to be the beneficial owner of more than five percent (5%) of our Common Shares as of April 26, 2022:

	Amount	Percent of
Name	Owned	Class(1)
Peter Kellogg, group(2)	5,147,283	34.7%
Lloyd Miller, III(3)	1,842,087	12.4%
Nantahala Capital Management, LLC(4)	807,089	5.4%

Notes:

(1)	Based on 14,816,757 Common Shares issued and outstanding on April 26, 2022.
(2)	As disclosed in a Schedule 13D/A filed on February 10, 2014 by IAT Reinsurance Company Ltd., referred to as "IAT" and Peter Kellogg, collectively, referred to as, the "IAT Group", the IAT Group may be deemed to beneficially own an aggregate of 5,147,283 Common Shares, which includes Common Shares owned by IAT, over which Mr. Kellogg has sole dispositive and voting power over. In such filing, Mr. Kellogg disclaims beneficial ownership of all of the shares, at the time of the filing of the Schedule 13D/A, owned by IAT. Included in this figure are Common Shares held by Cynthia Kellogg, Mr. Kellogg's wife, which Mr. Kellogg disclaims beneficial ownership of in his public filings. Shareholdings previously reported by IAT and Mr. Kellogg are presented herein as adjusted for subsequent stock dividends.
(3)	As disclosed in a Schedule 13G dated January 23, 2018, Neil Subin succeeded to the position of President and Manager of Milfam, LLC which serves as manager, general partner or investment advisor of a number of entities formerly managed by the late Lloyd Miller, III. He also serves as trustee of a number of Miller family trusts, controls such shares through a number of trusts and wholly-owned corporations. Based on a Schedule 13 G/A filed on February 8, 2022, in which Mr. Subin disclosed that he exercises sole dispositive and voting control over 1,740,789 of such shares and shared dispositive and voting control over 101,298 of such shares and disclosed that such ownership does not include Common Shares owned by Alimco Financial Corporation. Mr. Subin also disclosed in the filing that certain entities held by or for the benefit of the family of Mr. Miller hold approximately 94% of the outstanding shares of common stock of Alimco Financial Corporation and both Mr. Subin and Alimco Financial Corporation disclaim beneficial ownership of the securities reported by the other reporting person.
(4)	Based on Schedule 13G/A filed on February 14, 2022 jointly with Nantahala Capital Management, LLC, Wilmot B. Harkey and Daniel Mack.

As of April 26, 2022, there were 14,816,757 Common Shares issued and outstanding held by 135 registered shareholders. Of those Common Shares issued and outstanding, 14,816,241 Common Shares were registered in the United States (130 registered shareholders).

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

B. Related Party Transactions

In the normal course of operations, we enter into transactions with related parties, which include affiliates in which we have a significant equity interest (10% or more) or have the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company’s directors, Chairman, President, Chief Executive Officer and Chief Financial Officer. This section does not include disclosure, if any, respecting open market transactions, whereby a related party acts as an investor of the Company’s securities or the bonds of Merkanti Holding plc.

We had the following transactions with related parties:

Years ended December 31:	2021	2020	2019

	(In thousands)
Fee income	$1	$9	$10
Interest income	—	86	31
Dividends received	198	—	—
Royalty expenses	(700)	(660)	(210)
Credit losses on corporate guarantees	—	—	(3,134)	(1)
Reversal of (expense of) ECL allowance	—	15	(16)
Fee expenses	—	(80)	—
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(1,007)	(276)	(811)

Note:

(1)	Reversed during the year ended December 31, 2020.

We have, from time to time, entered into arrangements with a company owned by our Chairman to assist us to comply with various local regulations and requirements, including the recently introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are also utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for our ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by our Chairman or the company controlled by him. Pursuant to this arrangement, as at December 31, 2021, we held: (i) an indemnification asset of $6.8 million relating to a secured indemnity provided by such company to our subsidiary to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of our subsidiaries and another subsidiary that was put into dissolution by us in 2019; (ii) a loan to such company of $0.8 million, which was made in 2019 in order to facilitate the acquisition of securities for our benefit. The loan initially bore interest at 6.3% and subsequently became non-interesting bearing; and (iii) current account receivables of $46.9 million. We also had current accounts payable of $25,000 due to the aforesaid affiliate as at December 31, 2021.

In addition, pursuant to this arrangement, during 2021, 2020 and 2019, we reimbursed such company $1.0 million, $0.3 million and $0.8 million (as set forth in the table above), respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses. Furthermore, during 2019, we sold a non-core metals processing business to a company controlled by our Chairman for nominal consideration, which represented the arm's length transaction price.  This metals processing business operated out of a leased property with leased equipment.  Over the past fifteen years, the landlord of the land and equipment refused to incur any capital expenditures or to make any necessary improvement to the facility.  Without these necessary capital upgrades and improvements, the subsidiary's maintenance costs increased and productivity decreased such that it could no longer be operated on a profitable or sustainable basis.  After reporting a net loss in 2018, it continued to report losses in 2019, which resulted in the subsidiary having negative net equity on a consolidated basis. As a result, the transaction did not result in the transfer of any net economic benefit to the company controlled by our Chairman and the sale for nominal consideration resulted in the recognition of a non-cash accounting gain of $0.9 million in 2019. Subsequent to the sale, this former subsidiary entered into an insolvency administration process. During 2019, we recognized credit losses of $3.1 million on corporate guarantees issued to certain trading partners of this former subsidiary prior to its disposition. During 2020, the provision for credit losses on the corporate guarantees was reversed and recognized in profit or loss.

As set forth in the table above, we had royalty expenses of $0.7 million in each of 2021 and 2020 and $0.2 million in 2019, that were paid to a company in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine.

Please see Note 25 to our audited consolidated financial statements for the year ended December 31, 2021 for further information.

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

We and certain of our subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the group in the amount of approximately $68.4 million (€43.8 million) as at December 31, 2021. We believe that such claim is without merit and intend to vigorously defend such claim. In the second half of 2021, we were informed of a proposed amendment to the claim which, if allowed, would increase the amount to approximately $131.0 million (€91.0 million) as at December 31, 2021. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on our financial condition or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to the outcome.

Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations as at December 31, 2021. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current evaluations are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 23 to our audited consolidated financial statements for the year ended December 31, 2021 for further information.

Dividend Distributions

On April 30, 2021, we announced that our board of directors approved the following stock dividends that have been distributed to holders of our Common Shares:

●	a 9% stock dividend was distributed on May 31, 2021, to shareholders of record as at May 14, 2021, where such holders received 9 Common Shares for every 100 Common Shares held on the record date; and
●	an 8% stock dividend was distributed on November 30, 2021, to shareholders of record as at November 15, 2021, where such holders received 8 Common Shares for every 100 Common Shares held on the record date.

The above stock dividends received requisite stock exchange approvals. No fractional shares were issued by us in connection with such stock dividends.

We did not declare or pay any cash dividends to our shareholders in 2020.

On April 30, 2021, we announced that our board of directors approved a cash dividend policy, which is intended to maximize potential future dividends to holders of our Common Shares. On February 9, 2022, we announced that our board of directors declared a cash dividend of $0.25 (US$0.18) per Common Share pursuant to this policy, which was paid in US dollars on March 4, 2022 to shareholders of record on February 21, 2022.

On April 29, we announced that our board of director declared a cash dividend of $0.34 (US$0.27) per Common Share, which will be paid in US dollars on May 23, 2022 to shareholders of record on May 10, 2022.

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

ITEM 9:  THE OFFER AND LISTING

A. Offer and Listing Details

Our Common Shares are quoted on the New York Stock Exchange, referred to as the “NYSE”, currently under the symbol “SRL”.

The transfer of our Common Shares is managed by our transfer agent, Computershare, 480 Washington Boulevard, Jersey City, NJ 07310 (Tel: 201-680-5258; Fax: 201-680-4604).

B. Plan of Distribution

Not applicable.

C. Markets

See “– A. Offer and Listing Details”.

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

Board of Directors

Please see “Item 6: Directors, Senior Management and Employees – C. Board Practices”.

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

Anti-Takeover Provisions. Our Articles contain certain provisions that would have an effect of delaying, deferring or preventing a change in control of our company, including provisions that:

●	authorize our directors to issue preference shares in one or more classes or series and to designate the price, rights, preferences, rights and restrictions of such preference shares without any further vote or action by our shareholders;

●	limit the ability of shareholders to requisition and convene general meetings of shareholders; and

●	restrict the nomination of directors without advance notice. In the case of an annual meeting, notice must be given to us not less than 30 nor more than 65 days prior to the date of such meeting; provided that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of such meeting was made, notice may be given no later than the close of business on the 10th day following such announcement. In the case of a special meeting called for the purpose of electing directors that is not also an annual meeting, notice must be provided to us no later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made. Additionally, our Articles contain a provision requiring a minimum threshold to requisition a special meeting. Such restrictions may make it more difficult to effect changes to our management.

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

The Bank is subject to regulations and restrictions imposed in Europe and Malta. In addition, a portion of our cash is held in the PRC in RMB. Please see “Item 4: Information on the Company – B. Business Overview – Regulation” for further information.

The government of the PRC imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of the PRC. Please see “Item 3: Key Information – D. Risk Factors – Risk Factors Relating to Our Business” for further information.

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

Material United States Federal Income Tax Consequences

The following is a discussion of certain United States federal income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our Common Shares who holds such shares as capital assets for United States federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of United States federal income tax matters and does not address consequences particular to persons subject to certain special provisions of United States federal income tax law, such as those described below. In addition, this discussion does not cover any state, local or non-United States tax consequences.

The following discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the “Code”, Treasury Regulations (whether final, temporary, or proposed) published by the Internal Revenue Service, referred to as the “IRS”, rulings and published administrative positions of the IRS, court decisions, and the Canada-United States Income Tax Convention (1980), as amended, in each case, as in effect currently, and any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, whether adverse or beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with the statements and conclusions herein, or will not take, or that a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our Common Shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is hereby made. Accordingly, holders and prospective holders of our Common Shares are urged to consult their own tax advisors with respect to the United States federal, state and local tax consequences, and any non-United States tax consequences of purchasing, owning and disposing of our Common Shares.

U.S. Holders

As used in this discussion, a “U.S. Holder” is a beneficial owner of our Common Shares that for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or any other entity taxable as a corporation for United States federal tax purposes, that is created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not purport to address all material United States federal income tax consequences that may be relevant to a U.S. Holder and does not take into account the specific circumstances of any particular holder, some of which (such as tax-exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts or government organizations, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning (by vote or value) 10% or more of our outstanding Common Shares, investors that hold our Common Shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, U.S. holders whose functional currency is not the United States dollar, and persons required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement) may be subject to special tax rules. This summary does not address holders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

If an entity that is classified as a partnership for United States federal income tax purposes holds our Common Shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Common Shares and partners in such partnerships should consult their tax advisors as to the particular United States federal income tax consequences of owning and disposing of the Common Shares.

Distributions With Respect to Common Shares

Subject to the “Passive Foreign Investment Company” rules discussed below, the gross amount of a distribution paid to a U.S. Holder with respect to the Common Shares (including amounts withheld for Canadian taxes, if any) will be subject to United States federal income taxation as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will generally not be eligible for the dividends-received deduction allowed to corporations. Distributions that are taxable as dividends and that meet certain requirements will be “qualified dividend income” and will generally be taxed to U.S. Holders who are individuals at preferential tax rates for long-term capital gains. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the Common Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. There can be no assurance that we will maintain calculations of our earnings and profits in accordance with United States federal income tax principles. U.S. Holders should therefore assume that any distribution with respect to the Common Shares will constitute dividend income.

Sale or Other Disposition of Common Shares

Subject to the “Passive Foreign Investment Company” rules discussed below, upon a sale, exchange, or other disposition of the Common Shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss generally will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

Dividends paid by us generally will constitute income from non-United States sources and will be subject to various classification rules and other limitations for United States foreign tax credit purposes. Subject to generally applicable limitations under United States federal income tax law, withholding tax imposed on such dividends, if any, will generally be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or at a U.S. Holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. Holder’s taxable income).  The rules governing the foreign tax credit are complex and U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

We do not believe that we are currently a passive foreign investment company, referred to as a “PFIC”. However, since PFIC status depends upon the composition of a corporation’s income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held our Common Shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the shares, even if we ceased to meet the threshold requirements for PFIC status, and certain adverse United States federal income tax consequences would apply to the U.S. Holder.

A non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income” or (ii) 50% or more of the average quarterly gross value of its assets consists of assets that produce, or are held for the production of, “passive income”. For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, royalties, and gains from transactions in commodities. A non-U.S. corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock (with special look-through rules for partnerships owned by a non-United States corporation).

If we are treated as a PFIC for any taxable year, gains recognized by a U.S. Holder on a sale or other disposition of our Common Shares would be allocated ratably over the U.S. Holder’s holding period for the shares. The amount allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution with respect to the Common Shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to United States federal income taxation as described above.

For any taxable year in which a U.S. Holder owns shares in a PFIC that is a shareholder of a corporation that is a PFIC (a “Subsidiary PFIC”), the U.S. Holder would generally be deemed to own its proportionate interest (by value) in the Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the first-tier PFIC. These rules would apply to our subsidiaries if we were classified as a PFIC.

Certain elections might be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status, but may not be available for a Subsidiary PFIC.

If a U.S. Holder owns our Common Shares during any year in which we are a PFIC, the holder generally must file an annual report on IRS Form 8621 (or any successor form), generally with the holder’s federal income tax return for that year.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our Common Shares, the availability and advisability of making any PFIC elections, and any PFIC filing obligations.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, may be subject to a 3.8% Medicare tax. For an individual, the tax is imposed on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year or (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which is between US$125,000 and US$250,000, depending on the individual’s filing status). For an estate or trust, the tax is imposed on the lesser of (1) the U.S. Holder’s “undistributed net investment income” for the relevant taxable year or (2) the excess of the estate’s or trust’s adjusted gross income for the taxable year, over the dollar amount at which the highest tax bracket for the year begins. A holder’s net investment income will generally include its dividend income and its net gains from the disposition of securities. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Medicare tax.

Information Reporting and Backup Withholding

Certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-United States corporation. For example, U.S. Holders that hold “specified foreign financial assets” in excess of certain threshold amounts must comply with certain reporting obligations. “Specified foreign financial assets” include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a United States financial institution, any stock or security issued by a non-United States person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-United States entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a United States financial institution. Penalties for failure to comply with these reporting requirements can be substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns and, if applicable, filing obligations relating to these rules.

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

Please refer to Note 26 of our audited consolidated financial statements for the year ended December 31, 2021, for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2021.

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on this evaluation, management concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2021 by Smythe LLP were $490,000 (before goods and services tax). The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2020 by Smythe LLP were $442,000 (before goods and services tax).

Audit-Related Fees

During each of the years ended December 31, 2021 and 2020, no fees were billed, respectively, by Smythe LLP for services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category “Audit Fees” above.

Tax Fees

During the fiscal year ended December 31, 2021, no fees were billed by Smythe LLP for tax, compliance, tax advice and tax planning. During the fiscal year ended December 31, 2020, no fees were billed by BDO LLP for tax, compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended December 31, 2021, $3,000 was billed by Smythe LLP for services not related to audit or tax. During the fiscal year ended December 31, 2020, $nil fees were billed by BDO LLP for services not related to audit or tax.

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

ITEM 16G:  CORPORATE GOVERNANCE

Our Common Shares are listed on the NYSE. Summarized below are the significant differences between our corporate governance rules and the corporate governance rules applicable to U.S. domestic issuers under the listing standards of the NYSE:

●	Section 303A.03 of the NYSE’s Listed Company Manual requires the non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

While our independent directors (all of whom are non-management directors) meet regularly for committee meetings at which they are all present without non-independent directors or management in attendance, they do not generally hold other regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

●	Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.

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

The following attached audit reports and financial statements are incorporated herein:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Scully Royalty Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Scully Royalty Ltd. And its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows, for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2019 consolidated financial statements to retrospectively apply the stock dividend, as described in Notes 17 and 21. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2019 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Assessment of the recoverable amounts of non-financial assets: interest in the Scully iron ore mine, hydrocarbon properties and power plant

As discussed in Notes 11 and 12 to the consolidated financial statements, the Company has interests in the Scully iron ore mine of $206.4 million, hydrocarbon properties of $68.4 million, and power plant assets of $25.8 million as at December 31, 2021. An indicator of impairment was identified for these assets as a result of the Company’s market capitalization being significantly lower than the net assets of the Company throughout 2021. Management estimated the recoverable amounts of these non-financial assets using forecasted production and sales levels, future prices of the underlying commodities, expected reserves, asset retirement obligations, future development and operating costs, inflation rates, and discount rates.

We identified the assessment of the recoverable amounts in these non-financial assets as a critical audit matter as auditing the estimates and assumptions are subject to a high degree of auditor judgment in applying audit procedures and in evaluation of the results of those procedures. This resulted in an increased extent of audit effort including reliance on fair value specialists.

Our audit procedures related to the assessment of future production and sales levels, future prices of the underlying commodities, expected reserves, asset retirement obligations, future development and operating costs, inflation rates, and the selection of the discount rates included the following, among others:

●	We evaluated the estimate of forecasted production and sales levels by comparing historical estimates to actual results.

●	With the assistance of fair value specialists, we evaluated the reasonability of the valuation methodology and significant assumptions made by comparing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates used by management.

●	We used the work of management’s specialists in performing the procedures to evaluate the reasonability of the estimates of used to determine the recoverable value of the Company’s interest in these assets. As a basis for using the work of management’s specialists, we ensured:

-	The specialists’ qualifications were appropriate, and the Company’s relationship with the specialists was assessed for biases.

-	We evaluated the methods and assumptions used by the specialists, tested the data used by the specialists and performed an assessment of the specialists’ findings.

-	We evaluated whether the significant assumptions used, such as expected reserves, inflation rates, future development and operating costs, were reasonable considering the past performance of the Company, consistency with industry pricing forecasts and whether they were consistent with evidence obtained in other areas of the audit.

Fair value of investment properties

As discussed in Note 10 to the consolidated financial statements, the Company has investment properties of $34.4 million as at December 31, 2021. The Company has elected the fair value model for investment properties where these assets are measured at fair value subsequent to initial recognition on the consolidated statements of financial position. Management makes estimates of future expected market rents and revenues, vacancy rates, operating costs, and discount rates in estimating the fair values.

We identified the fair value of investment properties as a critical audit matter as auditing these estimates and assumptions require a high degree of judgment as the estimations made by management contains significant measurement uncertainty. This resulted in an increased extent of audit effort, including the use of fair value specialists.

Our audit procedures related to the future expected market rents and revenues, vacancy rates, operating costs, and discount rates included the following, among others:

●	Tested management’s future expected market rents and revenues, vacancy rates, operating costs and discount rates through independent analysis and comparison to external sources including objective contractual information, and observable economic indicators, where applicable.

●	Evaluated management’s ability to accurately estimate fair value and future expected market rents and revenues, vacancy rates and operating costs by comparing management’s historical fair value estimates and forecasts to actual results.

●	With the assistance of fair value specialists, we evaluated the reasonableness of the valuation methodology and determination of discount rates by testing the source information underlying the determination of discount rates, developing a range of independent estimates and comparing those to the capitalization rates and discount rates used, and considering recent market transactions.

●	We used the work of management’s specialists in performing the procedures to evaluate the reasonableness of the estimates, we ensured:

-	The specialists’ qualifications were appropriate, and the Company’s relationship with the specialists was assessed for biases.
-	We evaluated the methods and assumptions used by the specialists, tests of data used by the specialists and performed an assessment of the specialists’ findings.

-	We evaluated whether the significant assumptions used were reasonable considering the past performance of the Company, consistency with industry and whether they were consistent with evidence obtained in other areas of the audit.

/s/ Smythe LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2020.

Vancouver, Canada

April 29, 2022

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Scully Royalty Ltd.

Hong Kong, China

Opinion on the Consolidated Financial Statements

We have audited, before the effects on earnings per share of the adjustment to retrospectively account for the stock dividend that occurred in 2021 as described in Notes 17 and 21 to the consolidated financial statements,  the accompanying consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows and the related notes (collectively referred to as the "consolidated financial statements") for the year ended December 31, 2019 of  Scully Royalty Ltd. (the "Company"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the retrospective restatement of earnings per share arising from the stock dividend that occurred in 2021, as described in Notes 17 and 21 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such restatements are appropriate and have been properly applied. Those adjustments were audited by Smythe LLP.

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

London, United Kingdom

May 11, 2020

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Canadian Dollars in Thousands)

		December 31,	December 31,
	Notes	2021	2020
ASSETS
Current Assets
Cash		$54,873	$63,552
Securities	6	19,256	18,497
Trade receivables	7	4,164	4,755
Tax receivables		1,092	282
Other receivables	8	64,446	39,518
Inventories	9	1,100	1,413
Restricted cash		142	175
Deposits, prepaid and other		581	1,019
Total current assets		145,654	129,211
Non-current Assets
Securities	6	3,625	3,721
Loan receivable		—	1,237
Real estate for sale		12,867	13,954
Investment property	10	34,430	36,908
Property, plant and equipment	11	49,065	51,883
Interests in resource properties	12	254,706	261,355
Deferred income tax assets	13	9,619	10,856
Total non-current assets		364,312	379,914
		$509,966	$509,125
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	14	$11,346	$15,680
Income tax liabilities		1,002	457
Total current liabilities		12,348	16,137
Non-current Liabilities
Bonds payable	15,24	35,227	38,053
Loan payable		6,817	5,223
Decommissioning obligations	16	15,096	14,072
Deferred income tax liabilities	13	67,461	66,115
Other		483	801
Total non-current liabilities		125,084	124,264
Total liabilities		137,432	140,401
Equity
Capital stock, at par value of US$0.001 per share and fully paid	17	19	16
Additional paid-in capital	17	312,468	312,471
Treasury stock	17	(2,643)	(2,643)
Contributed surplus		18,988	16,627
Retained earnings		9,078	1,378
Accumulated other comprehensive income		27,690	33,695
Shareholders’ equity		365,600	361,544
Non-controlling interests		6,934	7,180
Total equity		372,534	368,724
		$509,966	$509,125

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands, Except Share and per Share Amounts)

	Notes	2021	2020		2019
Revenue	18	$71,291	$59,432		$113,267

Costs and expenses:
Costs of sales and services	18	30,918	26,870		96,561
Selling, general and administrative	18	21,144	19,901		22,573
Selling, general and administrative - share-based compensation	19	2,497	—		—
Finance costs		1,935	1,881		1,243
Credit losses (reversal), net	18	88	(3,108)		13,398
Exchange differences on foreign currency transactions, net (gain) loss		(2,838)	2,709		(3,724)
		53,744	48,253		130,051

Income (loss) before income taxes		17,547	11,179		(16,784)
Income tax expense:
Income taxes	20	(2,289)	(4,893)		(482)
Resource property revenue taxes	20	(7,887)	(6,074)		(1,137)
	20	(10,176)	(10,967)		(1,619)
Net income (loss) for the year		7,371	212		(18,403)
Net loss (income) attributable to non-controlling interests		193	157		(150)
Net income (loss) attributable to owners of the parent company		$7,564	$369		$(18,553)

Earnings (loss) per share:
Basic	21	$0.51	$0.03	*	$(1.26)	*
Diluted	21	$0.51	$0.03	*	$(1.26)	*

Weighted average number of common shares outstanding
– Basic	21	14,779,302	14,779,302	*	14,765,938	*
– Diluted	21	14,908,312	14,779,302	*	14,765,938	*

*The amounts have been restated for the stock dividends distributed in the year ended December 31, 2021 (see Notes 17 and 21).

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

	2021	2020	2019
Net income (loss) for the year	$7,371	$212	$(18,403)
Other comprehensive (loss) income, net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	(6,217)	7,219	(13,197)
Reclassification adjustment for exchange differences to statements of operations for subsidiaries deconsolidated	—	215	(1,758)
Net exchange difference	(6,217)	7,434	(14,955)
Fair value (loss) gain on securities at fair value through other comprehensive income	(57)	150	(70)
Reclassification of reversal of impairment charge to statement of operations	219	(97)	66
Net fair value gain (loss) on securities at fair value through other comprehensive income	162	53	(4)
	(6,055)	7,487	(14,959)

Total comprehensive income (loss) for the year	1,316	7,699	(33,362)
Comprehensive loss attributable to non-controlling interests	243	233	138
Comprehensive income (loss) attributable to owners of the parent company	$1,559	$7,932	$(33,224)

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

	Capital Stock and						Accumulated Other
	Additional Paid-In Capital*		Treasury Stock*		Contributed Surplus		Comprehensive Income (Loss)
							Securities at
							Fair Value
							Through
							Other	Currency	Share-	Non-
	Number		Number		Share-based	Retained	Comprehensive	Translation	holders’	controlling	Total
	of Shares	Amount	of Shares	Amount	Compensation	Earnings	Income	Adjustments	Equity	Interests	Equity
Balance at January 1, 2019	12,600,448	$312,148	(65,647)	$(2,643)	$16,735	$19,333	$(141)	$40,944	$386,376	$8,030	$394,406

Net (loss) income	—	—	—	—	—	(18,553)	—	—	(18,553)	150	(18,403)
Exercise of stock options	20,000	339	—	—	(108)	—	—	—	231	—	231
Issuance of shares in a subsidiary to a non-controlling interest	—	—	—	—	—	229	—	—	229	510	739
Net fair value loss	—	—	—	—	—	—	(4)	—	(4)	—	(4)
Net exchange differences	—	—	—	—	—	—	—	(14,667)	(14,667)	(288)	(14,955)
Balance at December 31, 2019	12,620,448	312,487	(65,647)	(2,643)	16,627	1,009	(145)	26,277	353,612	8,402	362,014

Net income (loss)	—	—	—	—	—	369	—	—	369	(157)	212
Issuance of shares in a subsidiary to a non-controlling interest	—	—	—	—	—	—	—	—	—	8	8
Dividends paid	—	—	—	—	—	—	—	—	—	(37)	(37)
Disposition of a subsidiary	—	—	—	—	—	—	—	—	—	(960)	(960)
Net fair value gain	—	—	—	—	—	—	53	—	53	—	53
Net exchange differences	—	—	—	—	—	—	—	7,510	7,510	(76)	7,434
Balance at December 31, 2020	12,620,448	312,487	(65,647)	(2,643)	16,627	1,378	(92)	33,787	361,544	7,180	368,724

Net income (loss)	—	—	—	—	—	7,564	—	—	7,564	(193)	7,371
Shares issued from stock dividends (Note 17)	2,236,133	—	(11,632)	—	—	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	(136)	136	—	—	—	—	—
Share-based compensation	—	—	—	—	2,497	—	—	—	2,497	—	2,497
Dividends payable to non-controlling interest	—	—	—	—	—	—	—	—	—	(3)	(3)
Net fair value gain	—	—	—	—	—	—	162	—	162	—	162
Net exchange differences	—	—	—	—	—	—	—	(6,167)	(6,167)	(50)	(6,217)
Balance at December 31, 2021	14,856,581	$312,487	(77,279)	$(2,643)	$18,988	$9,078	$70	$27,620	$365,600	$6,934	$372,534

*See Note 17.

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

	Notes	2021	2020	2019
Cash flows from operating activities:
Net income (loss) for the year		$7,371	$212	$(18,403)
Adjustments for:
Depreciation, depletion and amortization		11,023	11,470	8,287
Exchange differences on foreign currency transactions		(2,838)	2,709	(3,724)
Loss (gain) on securities	18	2,320	(758)	(931)
Gain on derivative contracts, net	18	(1,376)	—	—
Loss (gain) on dispositions of subsidiaries, net	18	—	546	(2,243)
Share-based compensation	19	2,497	—	—
Deferred income taxes	20	2,074	4,798	98
Market value increase on commodity inventories	18	—	—	(160)
Interest accretion		332	143	743
Change in fair value of investment property and real estate held for sale	18	(407)	(757)	(3,122)
Change in fair value of a loan payable measured at FVTPL	18	1,616	549	979
Credit losses (reversal), net	18	88	(3,108)	13,398
(Reversal of) write-downs of inventories	18	(19)	469	1,822
Write-offs of intangible assets and prepaid		—	25	18
Gains on settlements and derecognition of liabilities	18	(390)	(2,600)	(1,168)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities		(3,949)	(2,608)	(6,384)
Receivables		(24,489)	(33,847)	(466)
Inventories		333	517	1,551
Restricted cash		20	(60)	159
Deposits, prepaid and other		415	97	(468)
Assets held for sale		—	—	396
Account payables and accrued expenses		(1,685)	521	(157)
Income tax liabilities		563	26	(35)
Other		(136)	385	3
Cash flows used in operating activities		(6,637)	(21,271)	(9,807)
Cash flows from investing activities:
Purchases of property, plant and equipment, net		(982)	(227)	(720)
Proceeds from sales of investment property		11	4,564	—
Increase in loan receivables, net		—	(265)	(843)
Acquisition of indemnification asset		—	—	(6,737)
Dispositions of subsidiaries, net of cash disposed		—	(873)	(1,902)
Other		—	220	—
Cash flows (used in) provided by investing activities		(971)	3,419	(10,202)
Cash flows from financing activities:
Issuance of bonds payable	24	—	—	36,511
Payments of commissions, fees and expenses on issuance of bonds payable	24	—	—	(1,078)
Reductions in lease liabilities	24	(424)	(451)	(872)
Exercise of stock options		—	—	231
Dividends paid to non-controlling interests		—	(30)	—
Other		—	(17)	—
Cash flows (used in) provided by financing activities		(424)	(498)	34,792
Exchange rate effect on cash		(647)	3,628	(4,269)
(Decrease) increase in cash		(8,679)	(14,722)	10,514
Cash and cash equivalents, beginning of year		63,552	78,274	67,760
Cash and cash equivalents, end of year		$54,873	$63,552	$78,274
Supplemental cash flows disclosures (see Note 24)
Interest received		$221	$484	$1,282
Dividends received		244	11	—
Interest paid		(1,747)	(1,880)	(342)
Income taxes paid		(9,526)	(3,730)	(780)

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 1. Nature of Business

Scully Royalty Ltd. (“Scully” or the “Company”) is incorporated under the laws of the Cayman Islands. Scully and the entities it controls are collectively known as the “Group” in these consolidated financial statements. The Group’s core asset is a 7% net revenue royalty interest in the Scully iron ore mine in Newfoundland & Labrador, Canada. Scully is listed on the New York Stock Exchange under the symbol SRL. The Company’s primary business office is Suite 803, 11 Duddell Street, Dina House, Ruttonjee Centre, Central, Hong Kong SAR China.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

A.	Basis of Presentation

Basis of Accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). Scully complies with all the requirements of IFRS. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied.

These consolidated financial statements were prepared using going concern, accrual (except for cash flow information) and historical cost (except for investment property and certain financial assets and financial liabilities which are measured at fair value and certain inventories that are measured at fair value less costs to sell) bases.

In assessing the Company’s ability to continue as a going concern and the appropriateness of assuming the going concern basis in the preparation of its consolidated financial statements, management considered the impact and potential impact from the outbreak of a novel coronavirus (“COVID-19”) in 2019 and the subsequent spread of the virus globally through 2020 and 2021 (see Note 2D(v)).

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

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

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

The financial statements of Scully and its subsidiaries used in the preparation of these consolidated financial statements are prepared as of the same date, using uniform accounting policies for like transactions and other events in similar circumstances.

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

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

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

The following table sets out exchange rates for the translation of the Euro and United States dollar, which represented the major trading currencies of the Group, into the Canadian dollar:

	EUR	US$
Closing rate at December 31, 2021	1.4391	1.2678
Average rate for the year 2021	1.4828	1.2535
Closing rate at December 31, 2020	1.5608	1.2732
Average rate for the year 2020	1.5298	1.3415
Closing rate at December 31, 2019	1.4583	1.2988
Average rate for the year 2019	1.4856	1.3269

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

The Group classifies its financial assets into the following measurement categories: (a) subsequently measured at fair value (either through other comprehensive income (“FVTOCI”) or through profit or loss (“FVTPL”) and (b) subsequently measured at amortized cost. The classification of financial assets depends on the Group’s business model for managing the financial assets and the terms of the contractual cash flows. The Group classifies its financial liabilities as subsequently measured at amortized cost, except for financial liabilities at FVTPL. Change in the fair value of a loan payable measured at FVTPL is included in costs of sales and services.

Regular way purchases and sales of financial assets are accounted for at the settlement date.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

When a financial asset or financial liability is recognized initially, the Group measures it at its fair value plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs related to the acquisition or issue of a financial asset or financial liability at FVTPL are expensed as incurred. The subsequent measurement of a financial instrument and the recognition of associated gains and losses are determined by the financial instrument classification.

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

Restricted cash refers to money that is held for a specific purpose and therefore not available to the Group for immediate or general business use. Restricted cash is accounted for as a separate item from cash on the Group’s consolidated statements of financial position.

(iii) Securities

Investments in equity securities are measured at FVTPL.

Debt securities which are held within a business model whose objective is to collect the contractual cash flows and sell the debt securities, and have contractual cash flows that are solely payments of principal and interest on the principal outstanding are measured at FVTOCI. A gain or loss on a financial asset measured at FVTOCI is recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses, until the financial asset is derecognized. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. Interest calculated using the effective interest method is recognized in profit or loss. Debt securities which are not held within a business model whose objective is to collect the contractual cash flows and sell the debt securities, or that do not have contractual cash flows that are solely payments of principal and interest on the principal outstanding are measured at FVTPL.

Gains and losses on sales of securities are calculated on the average cost basis.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(iv) Securities and Financial Liabilities – Derivatives

A derivative is a financial instrument or other contract with all three of the following characteristics: (a) its value changes in response to the change in a specified interest rate, financial instrument price, product price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable; (b) it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (c) it is settled at a future date. A derivative financial instrument is either exchange-traded or negotiated. A derivative financial instrument is included in the consolidated statements of financial position as a security (i.e. financial asset) or a financial liability and measured at FVTPL. The recognition and measurement of a derivative financial instrument does not apply to a contract that is entered into and continues to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements, unless the Group, as allowed under IFRS 9, Financial Instruments (“IFRS 9”), designates the contract as measured at FVTPL if it eliminates or significantly reduces a measurement inconsistency.

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

When there is a significant increase in credit risk or for credit-impaired financial assets, the loss allowance equals the lifetime expected credit losses which is defined as the expected credit losses that result from all possible default events over the expected life of a financial instrument. If, at the reporting date, the credit risk on a financial asset has not increased significantly since initial recognition, the Group measures the loss allowance for the financial instrument at an amount equal to the 12-month expected credit losses which is defined as the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on the financial instrument that are possible within the 12 months after the reporting date.

As required by IFRS 9, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables and contract assets that result from transactions that are within the scope of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”).

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

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

(viii) Real Estate for Sale

Real estate for sale is real estate intended for sale in the ordinary course of business or in the process of construction or development for such sale. The Group’s real estate for sale forms part of the security package for the €25,000 in principal amount of bonds (see Note 15) issued by Merkanti Holding plc (“Merkanti Holding”) in the year ended December 31, 2019, and to the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

Real estate for sale is measured at the lower of cost (on a specific item basis) and net realizable value. Net realizable value is estimated by reference to sale proceeds of similar properties sold in the ordinary course of business less all estimated selling expenses around the reporting date, or by management estimates based on prevailing market conditions. The amount of any write-down of properties to net realizable value is recognized as an expense in the period the write-down occurs. The reversal of a write-down arising from an increase in net realizable value is recognized in the period in which the reversal occurs.

All of the Group’s real estate is located in Europe.

(ix) Investment Property

Investment property is property that is held for generating rental income or for capital appreciation or both, rather than for: (a) use in the production or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business. The Group’s investment property comprises freehold land and buildings. The Group’s investment property forms part of the security package for the €25,000 in principal amount of bonds (see Note 15) issued by Merkanti Holding in the year ended December 31, 2019. Investment property is initially recognized at cost including related transaction costs. After initial recognition, investment property is measured at fair value, with changes in fair value recognized in profit or loss in the period in which they arise.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

The Group determines fair value without any deduction for transaction costs it may incur on sale or other disposal. Fair value of the Group’s investment property is based on valuations prepared annually by external evaluators in accordance with guidance issued by the International Valuation Standards Council and reviewed by the Group, or these valuations are updated by management when there are no significant changes in the inputs to the valuation prepared by external evaluators in the preceding year, in accordance with guidance on fair value in IFRS 13.

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

The Group elected to apply IFRS 16, Leases (“IFRS 16”), retrospectively, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, being January 1, 2019. For further discussion, see Note 2B(xiv) below. The difference between the carrying amount of property, plant and equipment applying IAS 17, Leases, at the end of 2018 immediately preceding the date of initial application and the carrying amount in the consolidated statement of financial position at the date of initial application is reconciled as follows:

Carrying amount of property, plant and equipment as at December 31, 2018	$58,325
Adjustment for the lease liabilities under IFRS 16 on the date of initial application	2,911
Carrying amount of property, plant and equipment recognized on the initial adoption of IFRS 16 as at January 1, 2019	$61,236

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

The depreciable amounts of the Group’s property, plant, and equipment (i.e. the costs of the assets less their residual values) are depreciated according to the following estimated useful lives and methods, other than the right-of-use assets which are depreciated from lease commencement dates to the earlier of the end of their useful lives or the end of their lease terms:

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

(xi) Interests in Resource Properties

The Group’s interests in resource properties are mainly comprised of an interest in the Scully iron ore mine, and to a lesser extent, exploration and evaluation assets (comprising hydrocarbon probable reserves and hydrocarbon undeveloped lands) and hydrocarbon development and production assets.

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

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

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

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

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

The Group’s interest in iron ore mine is assessed at the end of each reporting period whether there is any indication that the interest may be impaired. Impairment is recognized if the recoverable amount, determined as its value in use, is less than the carrying value. The Group’s interest in the iron ore mine is an individual asset which generates cash flows that are completely independent of those from other assets. As a result, the interest in the iron ore mine is tested for impairment on a standalone basis.

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

(xiv) Leases

At the commencement date of a lease contract under which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability which is measured at the present value of the lease payments that are not paid at that date, discounted using the interest rate implicit in the lease (or if the rate cannot be readily determined, the Group company’s incremental borrowing rate). After the commencement date, the Group (a) measures the lease liability by (i) increasing the carrying amount to reflect interest on the lease liability; (ii) reducing the carrying amount to reflect the lease payments made; and (iii) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments; and (b) recognizes in profit or loss, unless the costs are included in the carrying amount of another asset, both (i) interest on the lease liability and (ii) variable lease payments not included in the measurement of the lease liability in the period in which the event or condition that triggers those payments occur.

The Group has elected not to apply IFRS 16 to short-term leases and leases for which the underlying asset is of low value and, as such, recognizes the lease payments associated with those leases as an expense on a straight-line basis.

The right-of-use assets are included in property, plant and equipment (see Note 2B (x)) and the lease liabilities are included in account payables and accrued expenses under current liabilities and/or other long-term liabilities.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

Management elected to apply the amendments to IFRS 16 in the year ended December 31, 2020. The Group has applied the practical expedient to all rent concessions that meet the criteria. When applying the practical expedient, the rent relief is treated as a variable rent expense in profit or loss against the lease liability to derecognize the part of the lease liability that has been forgiven or waived. See Note 14.

(xv) Provisions, Financial Guarantee Contracts and Contingencies

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the reporting date. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recorded as accretion and included in finance costs on the consolidated statements of operations.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

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

Further details of the Group’s recognition policies on revenue from contracts with customers and other sources of revenue and income are as follows:

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(a) Royalty – Royalty revenue are based on iron ore sold and shipped by an operator and are measured at the fair value of the consideration received or receivable. The Group recognizes revenue from these sales when control over the iron ore transfers to the operator’s customers. Royalty revenue are recognized in an amount that reflects the consideration which the Group is entitled under the mineral sublease and for which collectability is reasonably assured.

(b) Industrial and other goods and products – Industrial and other goods and products primarily include natural gas, power and electricity, food products and metals. Revenue from sale of industrial and other goods and products are recognized when products have been delivered, the amount of revenue can be reliably measured and collectability is reasonably assured. Customer credit worthiness is assessed prior to agreement signing, as well as throughout the contract duration. Generally, the Group’s sale transactions of industrial and other goods and products do not involve deliveries of multiple services and products and a financing component. They occur at different points in time and/or over different periods of time which is a significant judgment for the Group.

(c) Rental income – Lease payments from properties letting under operating leases are recognized as rental income over the lease term on either a straight–line basis or another systematic basis that is more representative of the pattern in which benefit from the use of the underlying leased asset is diminished. Contingent rentals are recognized in the accounting period in which they are earned.

(d) Property management – Income from provision of property and facilities management services is recognized when the services are rendered.

(e) Property sales – Gains on sales of properties are recognized when the control over the ownership or physical possession of the property is transferred to the customers, which is the point in time when the Group satisfies its performance obligations under the contracts.

(f) Financial services – Interest income from merchant banking business is accrued on a time basis using the effective interest method. Fee income is realized as earned unless it is an integral part of a financing  in which case it is amortized over the period of the loan using the effective interest method.

(g) Investment income – Dividend income from equity investments is recognized when the right to receive payment is established.  Interest income from financial investments is recognized using the effective interest method.

(xix) Costs of Sales and Services

Costs of sales and services comprise costs of sales and services of sales and services.

Costs of sales and services include the costs of goods (royalty, goods and products and services, real estate for sale, medical instruments and supplies) sold. The costs of goods sold include both the direct cost of materials and indirect costs, freight charges, purchasing and receiving costs, inspection costs, distribution costs and a provision for warranty when applicable.

Other comprises other expenses and other income relating to or arising from the Group’s goods and services, which include write-downs of inventories and real estate for sale, net loss on securities and investment property, credit losses on financial assets, change in fair value of investment property, commodity inventories and a loan payable measured at FVTPL. Other also includes gains or losses on dispositions of subsidiaries and non-currency derivative contracts.

The reversal of write-downs of inventories and real estate for sale and credit losses reduces costs of sales and services.

(xx) Employee Benefits

Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group. The employee benefits are included in costs of sales and services or selling, general and administrative expenses, as applicable.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

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

Share-based compensation expenses are included in selling, general and administrative expenses. When stock options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to capital stock and additional paid-in capital.

(xxii) Finance Costs

Finance costs comprise interest expense on borrowings, accretion of the discount on provisions, decommissioning obligations and other liabilities and charges and fees relating to factoring transactions.

Shares and debt issued are recorded at the amount of proceeds received, net of direct issue costs (transaction costs). The transaction costs attributable to debt issued are amortized over the debt term using the effective interest method.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

When share-based payments are granted during the period, the shares issuable are weighted to reflect the portion of the period during which the options are outstanding. The shares issuable are also weighted to reflect forfeitures occurring during the period. When stock options are exercised during the period, shares issuable are weighted to reflect the portion of the period prior to the exercise date and actual shares issued are included in the weighted average number of shares outstanding from the exercise date.

The earnings per share information in prior years are retrospectively adjusted to reflect the impact of stock dividends.

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

(i)Identification of Cash-generating Units

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

(ii) Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for iron ore, hydrocarbon commodities or refined products, a significant change in an asset’s market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity’s market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on the Company’s CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of the Group’s iron ore interest, power plant and hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying values of non-financial assets.

Impairment losses recognized in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depreciation, depletion and amortization, if no impairment loss had been recognized.

See Notes 11 and 12.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

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

(iv) Assets Held for Sale and Discontinued Operations

The Group applies judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the date of the statement of financial position. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”).

In 2019, the Group disposed of its interests in two product lines in Europe which management considered not to be discontinued operations because (i) they did not form separate segments or CGUs, (ii) they did not have financial results which could be clearly identified from the rest of the Group, (iii) each of them was not a separate major geographical area, and (iv) the dispositions were not part of a single coordinated plan to dispose of them. Management, when exercising its judgments in terms of their respective contribution to the Group’s net loss, total assets and net assets, concluded that these disposed product lines were not separate major lines of business or geographical area of operations. Based on the Group’s consolidated financial statements as of June 30, 2019 (the latest publicly available financial results prior to their dispositions), the net income or loss of these disposed units represented 2% and 7%, of the combined reported loss of all entities that reported a loss and each of them represented 1% of consolidated total assets and less than 1% of consolidated net assets of the Group. The combined revenue (third parties only), loss before taxes, income tax expense and net loss, respectively, was $81,766, ($63), ($575) and ($638) during the year of 2019 to the dates of their dispositions, which were included in the Group’s continuing operations for the year ended December 31, 2019. The net gain on dispositions of these entities was $207.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

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

(i) Interests in Resource Properties and Reserve Estimates

The Group had interests in resource properties mainly comprised of an interest in the Scully iron ore mine, and to a lesser extent, hydrocarbon properties, with an aggregate carrying amount of $254,706 as at December 31, 2021.

Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group’s interests in resource properties and/or related property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. During the year ended December 31, 2021, the Group did not recognize any impairment in respect of its interest in resource properties.

The Group’s iron ore reserves are estimates of the amount of product that can be economically and legally extracted from the Group’s mining properties. Reserve and resource estimates are an integral component in the determination of the commercial viability of the Group’s interest in the iron ore mine, amortization calculations and impairment analyses. In calculating reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, production decline rates, recovery rates, production costs, commodity demand, commodity prices and exchange rates. In addition, future changes in regulatory environments, including government levies or changes in the Group’s rights to exploit the resource imposed over the producing life of the reserves and resources may also significantly impact estimates.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

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

Included in interests in resource properties as at December 31, 2021, were exploration and evaluation assets with an aggregate carrying amount of $17,007. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

See Note 12.

(ii) Impairment of Other Non-Financial Assets

The Group had property, plant and equipment aggregating $49,065 as at December 31, 2021, consisting mainly of a power plant and a natural gas processing facility. Impairment of the Group’s non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company’s CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of the Group’s property, plant and equipment. See Note 11.

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

The Group recognized deferred income tax assets of $9,619 as at December 31, 2021. In assessing the realizability of deferred income tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in Malta and Canada during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

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

(iv) Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the Group does not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 23 for further disclosures on contingencies.

(v) Pandemic COVID-19 and Going Concern

The COVID-19 pandemic has led the world into a new era of uncertainties. The pandemic is dynamic and expanding and its ultimate scope, duration and effects are currently uncertain.  The impact of the pandemic and the global response thereto has, among other things, significantly disrupted global economic activity, negatively impacted gross domestic product and caused significant volatility in financial markets; although a number of developed vaccines have been proven to be safe and effective in protecting against COVID-19, which provides optimism that the pandemic’s impact may start to wane in 2022, though there was another wave of outbreak of variants of COVID-19 in late 2021 and early 2022.

While various countries have implemented stimulus packages and other fiscal measures to attempt to reduce the impact of the pandemic on their economies, the impact of the pandemic on global economic activity and markets both in the short and longer term is uncertain at this time. The magnitude and duration of the disruption and resulting decline in business activity resulting from the COVID-19 pandemic is currently uncertain. While the Group expects that there will likely be some negative impact on its results of operations, cash flows and financial position from the pandemic beyond the near-term, the extent to which the COVID-19 pandemic impacts the Group’s business, operations and financial results will depend on numerous evolving factors that management may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response thereto; the effect on the Group’s customers, including the borrowers and customers of the Group’s banking subsidiary; its impacts on suppliers; and the impact of the pandemic on counterparties and their ability to carry out their obligations to the Group.

The Group’s results of operations, cash flows and financial position will likely be adversely affected by the pandemic beyond near-term. However, management does not believe the pandemic will have significant impact on the going concern of the Group in the foreseeable future, which is considered to be 12 months from the date of approval of these consolidated financial statements, as the Group currently has sufficient cash, good working capital position and steady cash inflows from operations. Management has performed stress tests on their forecasts with various assumptions and the results showed that the Group would be able to withstand any significant impact on operations within the aforesaid timeframe.

Given the dynamic nature of these circumstances and the worldwide nature of the Company’s business and operations, the duration of any business disruption and the related financial impact due to the COVID-19 pandemic cannot be reasonably estimated at this time but could materially affect the Group’s business results of operations and financial condition.  Ultimately, the severity of the impact of the pandemic on the Group’s business and going concern basis will depend on a number of factors, including, the duration and severity of the pandemic and the impact and new developments concerning the global severity of, and actions to be taken to contain the outbreak.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Management took into consideration all of these various factors and risks when concluding on the Company’s ability to continue as a going concern and the appropriateness of this presentation when preparing these consolidated financial statements.

E. Future Accounting Changes

In January 2020, the IASB issued the final amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which affect the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The changes in Classification of Liabilities as Current or Non-current – Deferral of Effective Date (Amendment to IAS 1) defers the effective date of the January 2020 Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) to annual reporting periods beginning on or after January 1, 2023. Earlier application of the January 2020 amendments is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

In May 2020, the IASB issued further amendments to IFRS 3, Business Combinations (“IFRS 3”) which update references in IFRS 3 to the revised 2018 Conceptual Framework. To ensure that this update in referencing does not change which assets and liabilities qualify for recognition in a business combination, or create new Day 2 gains or losses, the amendments introduce new exceptions to the recognition and measurement principles in IFRS 3. An acquirer should apply the definition of a liability in IAS 37, rather than the definition in the Conceptual Framework, to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, Levies (“IFRIC 21”), the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

In May 2020, the IASB issued Property, Plant and Equipment-Proceeds before Intended Use, which made amendments to IAS 16. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020 which contain an amendment to IFRS 9. The amendment clarifies which fees an entity includes when it applies the “10 per cent” test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Management is currently assessing the impacts of the amended standards and does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

In May 2021, the IASB issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as leases and asset retirement (decommissioning) obligations. Management is currently assessing the impacts of the amended standard and does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

Note 3. Disclosure on the Group’s Objectives, Policies and Processes for Managing Its Capital Structure

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

As at December 31:	2021	2020
Total debt	$35,227	$38,053
Less: cash	(54,873)	(63,552)
Net debt	Not applicable	Not applicable
Shareholders’ equity	365,600	361,544
Net debt-to-adjusted capital ratio	Not applicable	Not applicable

As at December 31:	2021	2020
Long-term debt	$35,227	$38,053
Shareholders’ equity	365,600	361,544
Long-term debt-to-equity ratio	0.10	0.11

The above tables do not include: (i) a non-interest bearing long-term loan payable of $6,817 as at December 31, 2021 (2020: $5,223), which does not have a fixed repayment date; and (ii) long-term lease liabilities of $476 as at December 31, 2021 (2020: $791).

During 2021, the Group’s strategy, which was unchanged from 2020, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a manageable level. The ratios were stable between 2021 and 2020.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 4. Assets Classified as Held for Sale

Year 2021:None

Year 2020:None

Year 2019:In March 2019, the Group commenced to liquidate a subsidiary on a voluntary basis (see Note 28). The liquidation process of the subsidiary was completed by December 31, 2019 and included in the consolidated statement of cash flows as changes in assets held for sale for the year ended December 31, 2019 after the commencement of its voluntary liquidation.

Note 5. Business Segment Information

The Group’s assets include its iron ore royalty, financial services and other resource interests and other proprietary investments. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group’s investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

The Group currently has three separate and independently managed operating subgroups underneath its corporate umbrella. In reporting to management, the Group’s operating results are currently categorized into the following operating segments: Royalty, Industrial, Merchant Banking and All Other segments  which include corporate activities.

Basis of Presentation

In reporting segments, certain of the Group’s business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (c) the types or classes of customers/clients for the products and services.

The Group’s Royalty segment includes an interest in the Scully iron ore mine in the Province of Newfoundland and Labrador, Canada. The Group’s Industrial segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, including natural gas, with a focus on East Asia. The Group’s Merchant Banking segment has a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated merchant banking businesses with a focus on Europe. In addition, the Merchant Banking segment holds two industrial real estate parks in Europe.

The All Other segment includes the Group’s corporate and small entities whose quantitative amounts do not exceed 10% of any of the Group’s: (a) reported revenue; (b) net income; or (c) total assets.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

Segment Operating Results

	Year ended December 31, 2021
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Revenue from external customers	$40,335	$23,428	$6,527	$1,001	$71,291
Intersegment sale	—	3,385	6,663	4,371	14,419
Interest expense	2	202	1,715	16	1,935
Depreciation, depletion and amortization	4,911	5,754	357	1	11,023
Income (loss) before income taxes	26,892	(4,739)	736	(5,342)	17,547

	Year ended December 31, 2020
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Revenue from external customers	$31,360	$17,666	$10,406	$—	$59,432
Intersegment sale	—	62	2,927	737	3,726
Interest expense	—	31	1,834	16	1,881
Depreciation, depletion and amortization	5,225	5,833	410	2	11,470
Income (loss) before income taxes	25,293	(1,229)	832	(13,717)	11,179

	Year ended December 31, 2019
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Revenue from external customers	$5,496	$100,184	$7,565	$22	$113,267
Intersegment sale	—	6	3,455	948	4,409
Interest expense	—	323	601	26	950
Depreciation, depletion and amortization	1,628	6,340	261	58	8,287
Income (loss) before income taxes	4,419	(15,840)	4,800	(10,163)	(16,784)

	As at December 31, 2021
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment assets	$216,900	$148,426	$96,934	$47,706	$509,966

	As at December 31, 2020
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment assets	$226,645	$153,240	$107,440	$21,800	$509,125

	As at December 31, 2021
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment liabilities	$49,566	$44,703	$42,480	$683	$137,432

	As at December 31, 2020
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment liabilities	$53,519	$36,437	$49,645	$800	$140,401

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

	Year ended December 31, 2021
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Cash provided by (used in) operating activities	$27,400	$1,836	$260	$(36,133)	$(6,637)
Cash used in investing activities	—	(1)	(970)	—	(971)
Cash used in financing activities	—	(208)	(216)	—	(424)
Exchange rate effect on cash	(2)	476	(3,389)	2,268	(647)
Change in cash	$27,398	$2,103	$(4,315)	$(33,865)	$(8,679)

	Year ended December 31, 2021
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Cash provided by (used in) operating activities	$11,394	$2,298	$(3,620)	$(31,343)	$(21,271)
Cash (used in) provided by investing activities	—	(111)	4,185	(655)	3,419
Cash provided by (used in) financing activities	80	(284)	(197)	(97)	(498)
Exchange rate effect on cash	(35)	1,461	4,055	(1,853)	3,628
Change in cash	$11,439	$3,364	$4,423	$(33,948)	$(14,722)

	Year ended December 31, 2020
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Cash (used in) provided by operating activities	$(98)	$1,678	$(2,685)	$(8,702)	$(9,807)
Cash used in investing activities	—	(7,262)	(1,174)	(1,766)	(10,202)
Cash (used in) provided by financing activities	—	(532)	35,133	191	34,792
Exchange rate effect on cash	—	(2,710)	(1,771)	212	(4,269)
Change in cash	$(98)	$(8,826)	$29,503	$(10,065)	$10,514

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenue from external customers by geographic region of such customers, locations of operations or the reporting units, whichever is appropriate:

Years ended December 31:	2021	2020	2019
Canada	$56,609	$39,493	$13,730
Africa	3,971	3,358	4,114
Americas	5,263	8,877	5,880
Asia	286	604	1,909
Europe	5,162	7,100	87,634
	$71,291	$59,432	$113,267

Except for the geographic concentrations as indicated in the above table and a customer in the Royalty segment located in Canada representing approximately 56%, 53% and 5%, respectively, and a customer of a former subsidiary in the Industrial segment located in Slovakia representing approximately nil%, nil% and 13%, respectively, of the Group’s revenue for the years ended December 31, 2021, 2020 and 2019, there were no other revenue concentrations during the years  ended December 31, 2021, 2020 and 2019.

The following table presents non-current assets other than financial instruments, deferred income tax assets and other non-current assets by geographic area based upon the location of the assets.

As at December 31:	2021	2020
Canada	$276,081	$284,151
Americas	5	6
Africa	25,835	27,641
Asia	1	5
Europe	49,146	52,297
	$351,068	$364,100

Note 6. Securities

As at December 31:	2021	2020
Short-term securities
Equity securities at FVTPL, publicly traded	$4,939	$2,509
Investment funds at FVTPL, unlisted	2,761	4,096
Debt securities at FVTPL, unlisted	770	873
Debt securities at FVTOCI, publicly traded	10,786	11,019
	$19,256	$18,497
Long-term securities
Equity securities in an affiliate at FVTPL, unlisted	$3,625	$3,721

Investment funds comprise capital provision investments which are financial assets measured at FVTPL. They are related to the provision of capital in connection with litigation finance and represent the Group's contributions plus or minus fair valuation adjustments.

Debt securities at FVTOCI included sovereign bonds issued by a government of $10,461 and $10,845 respectively, as at December 31, 2021 and 2020, which represented 54% and 59%, respectively, of total short-term securities.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 7. Trade Receivables

As at December 31:	2021	2020
Trade receivables, gross amount	$4,300	$4,803
Less: Allowance for expected credit losses	(136)	(48)
Trade receivables, net amount	$4,164	$4,755

All trade receivables comprise accounts from contracts with customers.

As at December 31, 2021, the Group recognized a loss allowance of $136 (2020: $48) against its trade receivables. The movements in the loss allowance during the years ended December 31, 2021 and 2020 were as follows:

Equal to lifetime expected credit Losses
Financial assets that
are credit-impaired
at year-end
Loss allowance: as at January 1, 2020	$46
Additions for the year	2
Loss allowance: as at December 31, 2020	48
Additions for the year	124
Charge-off for the year	(32)
Exchange effect	(4)
Loss allowance: as at December 31, 2021	$136

In accordance with IFRS 9, management reviews the expected credit losses for the following twelve months based upon, among other things, the credit-worthiness of the exposure, collateral and other risk mitigation instruments, and the nature of the underlying business transaction.

For further discussions on credit risk, see Note 26.

Note 8. Other Receivables

As at December 31:	2021	2020
Royalty receivables	$5,837	$10,108
Interest receivables	364	185
Contract assets under contracts with customers	575	106
Loans and current accounts* (net of allowance of $nil as of both December 31, 2021 and 2020, respectively)	47,745	21,620
Indemnification asset*	6,756	6,756
Other	3,169	743
	$64,446	$39,518

*   The Group had various amounts owing from an affiliate controlled by the Chairman of the Company (see Note 25).

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.

Royalty receivables were due from a customer in the Royalty segment (see Note 5) and were collected in January the following year.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 8. Other Receivables (continued)

Contract assets

The movements of contract assets under contracts with customers for the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Balance, beginning of the year	$106	$—
Reclassification to revenues	(106)	—
A change in the time frame for a right to consideration to become unconditional	575	106
Balance, end of the year	$575	$106

For further discussions on credit risk, see Note 26.

Note 9. Inventories

As at December 31:	2021	2020
Raw materials	$991	$1,358
Work-in-progress	109	55
	$1,100	$1,413

Note 10. Investment Property

All of the Group’s investment property is located in Europe and forms part of the security granted in connection with bonds issued by a subsidiary of the Group (see Note 15).

Changes in investment property included in non-current assets:	2021	2020
Balance, beginning of year	$36,908	$38,205
Change in fair value during the year	407	760
Disposals	(7)	(4,567)
Currency translation adjustments	(2,878)	2,510
Balance, end of year	$34,430	$36,908

The amounts recognized in profit or loss in relation to investment property during the years ended December 31, 2021, 2020 and 2019 are as follows:

Years ended December 31:	2021	2020	2019
Rental income	$1,381	$1,376	$1,652
Direct operating expenses (including repairs and maintenance) arising from investment property during the year	709	216	266

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 11. Property, Plant and Equipment

The following changes in property, plant and equipment were recorded during the year ended December 31, 2021:

				Currency
	Opening			translation	Ending
Costs	balance	Additions	Disposals	adjustments	balance
Refinery and power plants	$65,913	$—	$—	$(171)	$65,742
Processing plant and equipment	3,399	—	—	2	3,401
Office equipment	1,036	988	(118)	(126)	1,780
Right-of-use assets*	1,792	84	(263)	(90)	1,523
	$72,140	$1,072	$(381)	$(385)	$72,446

				Currency
	Opening			translation	Ending
Accumulated depreciation	balance	Additions	Disposals	adjustments	balance
Refinery and power plants	$17,286	$2,586	$—	$(33)	$19,839
Processing plant and equipment	1,771	385	—	2	2,158
Office equipment	517	129	(31)	(62)	553
Right-of-use assets*	683	436	(263)	(25)	831
	20,257	$3,536	$(294)	$(118)	23,381
Net book value	$51,883				$49,065

*    Primarily consisting of office premises.

The following changes in property, plant and equipment were recorded during the year ended December 31, 2020:

				Currency
	Opening			translation	Ending
Costs	balance	Additions	Disposals	adjustments	balance
Refinery and power plants	$66,701	$25	$—	$(813)	$65,913
Processing plant and equipment	3,307	88	—	4	3,399
Office equipment	920	116	(69)	69	1,036
Right-of-use assets*	1,554	368	(210)	80	1,792
	$72,482	$597	$(279)	$(660)	$72,140

				Currency
	Opening			translation	Ending
Accumulated depreciation	balance	Additions	Disposals	adjustments	balance
Refinery and power plants	$14,883	$2,716	$—	$(313)	$17,286
Processing plant and equipment	1,454	314	—	3	1,771
Office equipment	366	157	(37)	31	517
Right-of-use assets*	366	514	(210)	13	683
	17,069	$3,701	$(247)	$(266)	20,257
Net book value	$55,413				$51,883

*    Primarily consisting of office premises.

As at December 31, 2021, the net book value of right-of-use assets was $692 (2020: $1,109).

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 11. Property, Plant and Equipment (continued)

As of December 31, 2021, the Group owned a power plant which had a carrying amount of $25,835 (2020: $27,642). Pursuant to an assessment study of which the expected future cash flows were discounted at pre-tax rate of 7.4% (2020: 7.2%), management concluded that there was no impairment loss on December 31, 2021. Numerous variables were utilized for this assessment, including inflation expectations, performance of contracts, discount rates, and maintenance costs. Any change in these assumptions and variables could have an impact on the valuation of the asset. If the discount rate had been 1.0% higher, there would have been no change to the Group’s net income for the year ended December 31, 2021.

During the year ended December 31, 2021, 2020 and 2019 respectively, no expenditures were recognized in the carrying amounts of items of property, plant and equipment in the course of their construction.

Note 12. Interests in Resource Properties

The Group’s interests in resource properties as at December 31, 2021 and 2020 comprised the following:

	2021	2020
Iron ore royalty interest	$206,439	$211,350
Hydrocarbon development and production assets	31,260	32,998
Exploration and evaluation assets – hydrocarbon probable reserves	12,367	12,367
Exploration and evaluation assets – hydrocarbon undeveloped lands	4,640	4,640
	$254,706	$261,355

The movements in the iron ore royalty interest and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2021 were as follows:

	Opening	Decommissioning	Ending
Costs	balance	obligations	balance
Iron ore royalty interest	$218,203	$—	$218,203
Hydrocarbon development and production assets	45,754	838	46,592
	$263,957	$838	$264,795

	Opening		Ending
Accumulated depreciation	balance	Additions	balance
Iron ore royalty interest	$6,853	$4,911	$11,764
Hydrocarbon development and production assets	12,756	2,576	15,332
	19,609	$7,487	27,096
Net book value	$244,348		$237,699

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 12. Interests in Resource Properties (continued)

The movements in the iron ore royalty interest and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2020 were as follows:

	Opening	Decommissioning	Ending
Costs	balance	obligations	balance
Iron ore royalty interest	$218,203	$—	$218,203
Hydrocarbon development and production assets	46,700	(946)	45,754
	$264,903	$(946)	$263,957

	Opening		Ending
Accumulated depreciation	balance	Additions	balance
Iron ore royalty interest	$1,628	$5,225	$6,853
Hydrocarbon development and production assets	10,212	2,544	12,756
	11,840	$7,769	19,609
Net book value	$253,063		$244,348

The movements in exploration and evaluation assets presented as hydrocarbon probable reserves and undeveloped lands during the years ended December 31, 2021 and 2020 were as follows:

	2021		2020
	Probable	Undeveloped	Probable	Undeveloped
	reserves	lands	reserves	lands
Balance, beginning of year	$12,367	$4,640	$12,367	$4,640
Additions	—	—	—	—
Disposal	—	—	—	—
Balance, end of year	$12,367	$4,640	$12,367	$4,640

Iron ore royalty interest

The Group derives revenue from a mining sub-lease of the lands upon which the Scully iron ore mine is situated in the Province of Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. The iron ore deposit is currently sub-leased to a third-party entity under certain lease agreements which will also expire in 2055. Pursuant and subject to the terms of the lease agreements, the Group collects royalty payments directly from a third-party operator based on a pre-determined formula, with a minimum payment of $3,250 per year.

Management performed assessments on December 31, 2021, 2020 and 2019 utilizing the value-in-use methodology using a pre-tax discount rate of 8.08%, 6.43% and 8.30%, respectively, and concluded that there was no impairment on those dates.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 12. Interests in Resource Properties (continued)

The recoverable amounts of the Group’s hydrocarbon CGUs are determined whenever facts and circumstances provide impairment indicators. CGUs are mainly determined based upon the geographical region of the Group’s producing properties. An impairment is recognized if the carrying value of a CGU exceeds the recoverable amount for that CGU. The Group determines the recoverable amount by using the greater of fair value less cost to sell and the value-in-use. Value-in-use is generally the future cash flows expected to be derived from production of proven and probable reserves estimated by the Company's third-party reserve evaluators. These third-party reserve engineers take many data points and forecasts into consideration when estimating the value-in-use of the CGU, including best estimates of future natural gas prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, non-expansionary capital expenditures and inflation.

Management performed assessments on December 31, 2021, 2020 and 2019, respectively, on its hydrocarbon properties utilizing the value-in-use methodology using a pre-tax discount rate of 10.0% and concluded that there was no impairment on these dates. If the discount rate had been 1.0% higher, there would have been no financial impact on the Group's net income in the year ended December 31, 2021.

Note 13. Deferred Income Tax Assets and Liabilities

The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of the Group’s deferred income tax assets and liabilities are as follows:

As at December 31:	2021	2020
Non-capital tax loss carry-forwards	$18,692	$24,677
Interests in resource properties	(59,864)	(62,418)
Other assets	(5,655)	(7,251)
Other liabilities	(11,015)	(10,267)
	$(57,842)	$(55,259)
Presented on the consolidated statements of financial position as follows:
Deferred income tax assets	$9,619	$10,856
Deferred income tax liabilities	(67,461)	(66,115)
Net	$(57,842)	$(55,259)

As at December 31, 2021, the Group had estimated accumulated non-capital losses, which expire in the following countries and regions  as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.

		Amount for which
		no deferred
		income tax asset
Country / Region	Gross amount	is recognized	Expiration dates
Canada	$4,628	$15	2037‑2041
U.S.A.	84	—	Indefinite
Germany	423	—	Indefinite
Malta	92,417	63,628	Indefinite
Africa	26,310	—	Indefinite

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 13. Deferred Income Tax Assets and Liabilities (continued)

The utilization of the deferred tax assets is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences and the Group companies have suffered losses in either the current or preceding period(s) in the tax jurisdictions to which the deferred tax assets relate.

The Group companies’ income tax, value-added tax and payroll tax filings are also subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group’s income tax, value-added tax and payroll tax liability. If it is probable that management’s estimate of the future resolution of these matters changes, the Group will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Note 14. Account Payables and Accrued Expenses

As at December 31:	2021	2020
Trade and account payables	$6,579	$9,923
Interest payables	482	521
Value-added, goods and services and other taxes (other than income taxes)	1,550	1,194
Compensation	272	289
Contract liabilities under contracts with customers	1,864	2,767
Lease liabilities	291	384
Provision for a financial loss	283	575
Due to an affiliate (see Note 25)	25	27
	$11,346	$15,680

Trade payables arise from the Group’s day-to-day activities. The Group’s expenses for services and other operational expenses are included in account payables. Generally, these payables and accrual accounts do not bear interest and have a maturity of less than one year.

Contract liabilities under contracts with customers

The movements of contract liabilities under contracts with customers for the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Balance, beginning of the year	$2,767	$4,637
Considerations received	614	2,329
Reclassification to profit or loss upon satisfaction of performance obligations	(1,517)	(1,715)
Write-off	—	(2,600)
Other adjustments	—	116
Balance, end of the year	$1,864	$2,767

The Group expects to recognize the contract liabilities as revenue upon satisfaction of performance obligations in the following years:

	2021	2020
Year 1 after the year-end (included in current liabilities)	$1,864	$2,767
	$1,864	$2,767

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 14. Account Payables and Accrued Expenses (continued)

Lease liabilities

Future lease payments included in the measurement of the lease liabilities as at December 31, 2021 are as follows:

Years ending December 31:	Principal	Interest	Total
2022	$291	$23	$314
2023	233	13	246
2024	243	3	246
	$767	$39	$806

As at December 31, 2021, the principal amounts of the lease liabilities were presented in the consolidated statement of financial position as follows:

Current liabilities	$291
Non-current liabilities	476
$767

As at December 31, 2021, the lease liabilities, which principally comprised office premises (see Note 11), have varying terms and are subject to the customary practices in the local regions. The Group expects to pay for these future lease payments from cash flow from operations. Management does not expect material exposure arising from variable lease payments, extension options and termination options, residual value guarantees and leases not yet commenced to which the Group is committed.

The Group recognized the following associated with its lease liabilities for the year ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Interest expense	$42	$59	$71
Expense relating to short-term leases with payments directly charged to profit or loss	358	533	881
Expense relating to leases of low-value assets with payments directly charged to profit or loss	115	—	—
Expense relating to variable lease payments not included in the measurement of lease liabilities	—	—	—
Total cash outflows for leases	939	1,043	1,824
Gain on COVID-19-related rent concessions	—	(6)	—
Depreciation charge for right-of-use assets (see Note 11)	436	514	738
Carrying amount of right-of-use assets at the end of the reporting period (see Note 11)	692	1,109	1,188

Note 15. Bonds Payable

In August 2019, a subsidiary completed a public issue of bonds with an aggregate nominal amount of $36,511 (€25,000), less commissions and issuance costs totalling $1,078 (€738). The bonds are redeemable in August 2026, interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate of 4.41%) and secured by the Group's investment property and real estate for sale under the German Law Mortgages and Pledges. To the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity. As at December 31, 2021, the carrying and nominal amounts of the bonds payable were $35,227 (€24,478) and $35,978 (€25,000), respectively.

For the movements of bonds payable in the years ended December 31, 2021, 2020 and 2019, see Note 24.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 15. Bonds Payable (continued)

As at December 31, 2021, the contractual maturities of the bonds payable are as follows:

Years ending December 31:	Principal	Interest	Total
2022	$—	$1,439	$1,439
2023	—	1,439	1,439
2024	—	1,439	1,439
2025	—	1,439	1,439
2026	35,978	1,439	37,417
	$35,978	$7,195	$43,173

Note 16. Decommissioning Obligations

	2021	2020
Decommissioning obligations, beginning of year	$14,072	$15,018
Changes in estimates	838	(946)
Accretion	186	—
Decommissioning obligations, end of year	$15,096	$14,072

Decommissioning obligations represent the present value of estimated remediation and reclamation costs associated with hydrocarbon properties and property, plant and equipment. As at December 31, 2021 and 2020, management revised its estimates of the expected decommissioning obligations related to its hydrocarbon production and processing assets. The Group discounted the decommissioning obligations using an average discount rate of 1.20% (2020: 0.70)%, which is the risk-free rate in Canada for blended government securities and inflation of 1.95% (2020: 0.70)%.

The Group’s decommissioning obligations are unsecured and will be funded from future cash flows from operations.

Note 17. Shareholders’ Equity

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

The movements of total capital stock for the years ended December 31, 2021 and 2020 were as follows:

	Number	Capital Stock	Additional	Total
	of Shares	at Par Value	Paid-in Capital	Capital Stock
Balance, January 1 and December 31, 2020	12,620,448	$16	$312,471	$312,487
Stock dividends*	2,236,133	3	(3)	—
Balance, December 31, 2021	14,856,581	$19	$312,468	$312,487

* 9% stock dividends were distributed on May 31, 2021 to shareholders of record as at May 14, 2021 and 8% stock dividends were distributed on November 30, 2021 to shareholders of record as at November 15, 2021. No fractional shares were issued by the Company in connection with such stock dividends.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 17. Shareholders’ Equity (continued)

Treasury Stock

As at December 31:	2021		2020
Total number of common shares held as treasury stock	77,279	*	65,647
Total carrying amount of treasury stock	$2,643		$2,643

* 11,632 common shares were received as stock dividends during the year ended December 31, 2021.

All of the Company’s treasury stock is held by the Company itself.

Note 18. Consolidated Statements of Operations Information

Revenue

The Group’s revenue comprised:

Years ended December 31:	2021	2020	2019
Royalty, goods and products and services	$60,201	$48,441	$101,013
Interest	405	531	1,057
Dividends	244	—	—
Gain on securities, net	—	758	931
Other, including medical and real estate sectors	10,441	9,702	10,266
Revenue	$71,291	$59,432	$113,267

The revenue of $60,201 from royalty, goods and products and services for the year ended December 31, 2021 comprised royalty revenue of $40,137, natural gas of $13,236, power and electricity of $2,927, food products of $2,721 and fees of $1,180.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 18.  Consolidated Statements of Operations Information (continued)

Costs and Expenses

The Group's costs of sales and services comprised:

Years Ended December 31:	2021	2020	2019
Royalty, goods and products and services	$22,933	$22,102	$95,189
Market value increase on commodity inventories	—	—	(160)
(Reversal of) write-down of inventories	(19)	469	1,822
Gain on derivative contracts, net	(1,376)	—	(122)
Fair value gain on investment property, net of write-down of real estate for sale	(407)	(757)	(3,122)
Loss (gain) on dispositions of subsidiaries, net	—	546	(2,243)
Gains on settlements and derecognition of liabilities	(390)	(2,600)	(1,168)
Change in fair value of loan payable measured at FVTPL	1,616	549	979
Losses on securities, net	2,320	—	—
Other, including medical and real estate sectors	6,241	6,561	5,386
Total costs of sales and services	$30,918	$26,870	$96,561

The Group's net loss (gain) on dispositions of subsidiaries comprised:

Years Ended December 31:	2021	2020	2019
Net assets (liabilities) in excess of considerations received	$—	$331	$(485)
Reclassification adjustment for the exchange differences upon dispositions of subsidiaries	—	215	(1,758)
Loss (gain) on dispositions of subsidiaries, net (see Note 28)	$—	$546	$(2,243)

The Group included the following items in costs of sales and services:

Years ended December 31:	2021	2020	2019
Inventories as costs of goods sold (including depreciation expenses allocated to costs of goods sold)	$3,488	$5,041	$72,414

The Group's credit losses comprised:

Years ended December 31:	2021	2020	2019
Credit losses on loans and receivables and guarantees, net of reversal	$88	$(3,108)	$13,398

During the year ended December 31, 2019, the credit losses included $6,057 due from a former consolidated entity and also included losses of $3,200 relating to the consideration from the sale of a subsidiary, which was no longer expected to be received, and $3,134 on certain corporate guarantees (see Note 25). During the year ended December 31, 2020, the provision for the corporate guarantees were reversed and recognized in profit or loss.The credit losses were recognized on the financial assets that were credit-impaired at the reporting date.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 18.  Consolidated Statements of Operations Information (continued)

The Group’s selling, general and administrative expenses comprised:

Years ended December 31:	2021	2020	2019
Compensation (wages and salaries)	$4,551	$4,083	$6,762
Legal and professional	6,395	6,794	5,050
Accounting	1,238	1,294	1,965
Consulting and fees	3,423	2,836	2,365
Depreciation and amortization	481	557	502
Office	948	708	874
Reimbursement of expenses (net of recovery)	1,018	257	749
Other	3,090	3,372	4,306
	$21,144	$19,901	$22,573

Additional information on the nature of costs and expenses

Years Ended December 31:	2021	2020	2019
Depreciation, depletion and amortization	$11,023	$11,470	$8,287
Employee benefits expenses*	6,922	7,253	13,727

*     Employee benefits expenses do not include the directors’ fees of the Company. For directors’ fees, see Note 25.

Note 19. Share-Based Compensation

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

In July 2019, stock options to purchase 20,000 of the Company's common shares at US$8.76 per share were exercised. The closing price of the Company's common share was US$14.76 per share on the date of the exercise. These numbers were not adjusted for the stock dividends issued in 2021.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 19. Share-Based Compensation (continued)

In April 2021, the Company's Board of Directors authorized an amendment to the 2017 Plan to: (i) increase the number of common shares of the Company available for Awards (as defined in the 2017 Plan) thereunder by 1,326,591 common shares from 575,403 to 1,901,994 common shares; and (ii) increase the annual limitations on grants of Awards to Covered Employees (as defined in the 2017 Plan) to 400,000 common shares of the Company in any fiscal year (425,000 common shares during the fiscal year when such participant's employment commences). The Company's Compensation Committee and Board of Directors also approved grants of stock options entitling the holders thereof to acquire up to 1,307,000 common shares of the Company, which options will have a term of 10 years, be granted effective on the second business day after the date of the Company's 2020 Annual Report on Form 20-F and have an exercise price equal to the closing price of the Company's common shares on such date (which was US$13.15 per common share). Vesting of these Awards became effective upon ratification of the amendments to the 2017 Plan at the annual meeting of the Company's shareholders on December 29, 2021. These numbers were not adjusted for the stock dividends issued in 2021.

The following table is a summary of the changes in stock options granted under the plans:

	2017 Plan
		Weighted
		average
		exercise
	Number	price
	of	per share
	options	(US$)
Outstanding as at January 1, 2019	450,000	8.76
Forfeited	(4,000)	8.76
Exercised	(20,000)	8.76
Outstanding as at December 31, 2019 and 2020	426,000	8.76
Forfeited	(32,500)	8.76
Granted	1,307,000	13.15
Adjustments for stock dividends issued in 2021	301,322	Not applicable
Outstanding as at December 31, 2021	2,001,822	10.31
As at December 31, 2021:
Options exercisable	2,001,822	10.31
Options available for granting in future periods	213,659

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2021:

	Options Outstanding and Exercisable
		Weighted average remaining
Exercise Price per Share (US$)*	Number	contractual life (in years)
$7.44	463,226	5.92
$11.17	1,538,596	9.33
Total	2,001,822	8.54

*The exercise price per share has been adjusted to reflect the effects of the stock dividends distributed in the year ended December 31, 2021. See Note 17.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 19. Share-Based Compensation (continued)

The following table summarizes the share-based compensation expenses recognized by the Group in its consolidated statements of operations:

Years ended December 31:	2021	2020	2019
Share-based compensation expenses arising from stock options granted by the Company	$2,497	$—	$—

The weighted average assumptions and inputs used in calculating the fair value of the stock options granted on May 4, 2021 and approved by a shareholder meeting on December 29, 2021, using the Black-Scholes-Merton formula were as follows:

2021
Number of options granted (on a post-stock dividend basis)	1,538,596
Vesting requirements	Immediately
Contractual life	9.33 years
Method of settlement	In equity
Exercise price per share	US$11.17
Market price per share on grant date	US$10.01
Expected volatility	39.24%
Expected option life	9.33 years
Expected dividends	8.00%
Risk-free interest rate	1.48%
Fair value of option granted (per option)	$1.62 (US$1.27)

The expected volatility was determined based on the historical price movement of comparable companies over the expected option life, with adjustments for underlying businesses. The stock option holders are not entitled to dividends or dividend equivalents until the options are exercised.

Note 20. Income Taxes

The components of income tax expense comprised:

Years ended December 31:	2021	2020	2019
Current taxes	$(215)	$(95)	$(384)
Deferred taxes	(2,074)	(4,798)	(98)
Resource property expense	(7,887)	(6,074)	(1,137)
	$(10,176)	$(10,967)	$(1,619)

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 20. Income Taxes (continued)

A reconciliation of income (loss) before income taxes to the provision for income taxes in the consolidated statements of operations is as follows:

Years ended December 31:	2021	2020	2019
Income (loss) before income taxes	$17,547	$11,179	$(16,784)
Computed (expense) recovery of income taxes	$(5,982)	$(6,521)	$4,743
Decrease (increase) in income taxes resulting from:
Effect of change in income tax rate	—	(13)	891
Other non-taxable income	160	(1)	24
Revisions to prior years	351	(21)	88
Capital gains and losses on dispositions, net	83	35	(7,663)
Resource property revenue taxes	(5,758)	(4,433)	(830)
Unrecognized losses in current year	(199)	(1)	(228)
Previously unrecognized deferred income tax assets, net	302	113	1,229
Permanent differences	(262)	(92)	(178)
Other non-taxable income	1,156	—	—
Other, net	(27)	(33)	305
Income tax expense	$(10,176)	$(10,967)	$(1,619)

The income tax recovery and expense were computed using the domestic rate in each individual jurisdiction. Scully has a zero tax rate under its tax jurisdiction.

Note 21. Earnings (Loss) Per Share

Earnings (loss)  per share data for the years ended December 31, 2021, 2020 and 2019 are summarized as follows:

	2021	2020	2019
Basic income (loss) attributable to holders of common shares	$7,564	$369	$(18,553)
Effect of dilutive securities:	—	—	—
Diluted income (loss)	$7,564	$369	$(18,553)

	Number of Shares
	2021	2020*	2019*
Weighted average number of common shares outstanding - basic	14,779,302	14,779,302	14,765,938
Effect of dilutive securities:
Options	129,010	—	—
Weighted average number of common shares outstanding - diluted	14,908,312	14,779,302	14,765,938

* The numbers have been restated for the stock dividends issued in 2021. See Note 17.

	2021	2020	2019
Earnings (loss) per share — basic and diluted	$0.51	$0.03	$(1.26)

In 2021, 2020 and 2019, the Group's potential ordinary shares include stock options outstanding.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 21. Earnings (Loss) Per Share (continued)

As at both December 31, 2020 and 2019, there were 501,485 stock options (which were adjusted for the stock dividends issued in 2021) outstanding that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the year ended December 31, 2019.

Note 22. Dividends Paid

The Company did not declare nor pay dividends during the years ended December 31, 2021, 2020 and 2019 other than the stock dividend issued during the year ended December 31, 2021, as described in Note 17. See Note 29.

Note 23. Commitments and Contingencies

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

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the Group in the amount of approximately $68,363 (€43,800) as at December 31, 2020. The Group believes that such claim is without merit and intends to vigorously defend such claim.  In 2021, the Group was informed of a proposed amendment to the claim which, if allowed, would increase the amount to approximately $130,951 (€90,995) as at December 31, 2021.  Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on the Group's financial position or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, the Company cannot provide certainty as to the outcome.

Currently, based upon information available, management does not believe any such matters would have a material adverse effect upon the Group's financial condition or results of operations as at December 31, 2021. However, due to the inherent uncertainty of litigation, there cannot be certainty as to the eventual outcome of any case. If management's current assessments are incorrect or if management is unable to resolve any of these matters favourably, there may be a material adverse impact on the Group's financial performance, cash flows or results of operations.

Rights to Subscribe to Shares in Subsidiaries

During 2017, two subsidiaries of the Group entered into agreements with third-party employee incentive corporations whereby the latter were granted the rights to buy up to 10% of the share capital of the subsidiaries on a diluted basis at a price to be no less or more than the then existing net tangible asset value. The rights expire in 2027. Certain rights which were issued in January 2020, and the underlying agreements, were cancelled in April 2021. Management determined the fair value of the rights to be $nil at the time of their issuance. The issuance of such rights does not have financial impact on the assets and liabilities of the Group until exercised.

Note 24. Consolidated Statements of Cash Flows – Supplemental Disclosure

Interest paid and received, dividends received and income taxes paid are classified as operating activities. Dividends paid are classified as financing activities. Income taxes paid include the payments of advance tax prepayments and are net of tax cash refunds.

There are no circumstances in which cash held by an entity are not available for use by the Group other than amounts presented as restricted cash. See “Currency Risk” in Note 26.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 24. Consolidated Statements of Cash Flows – Supplemental Disclosure (continued)

Consolidated cash flows statement – reconciliation of liabilities arising from financing activities

Years ended December 31:	2021	2020	2019
Bonds payable, opening balance	$38,053	$35,418	$—
Cash flows	—	—	35,433
Non-cash changes:
Accretion	145	143	533
Cumulative translation adjustments	(2,971)	2,492	(548)
Bonds payable, ending balance (see Note 15)	$35,227	$38,053	$35,418

Years ended December 31:	2021	2020	2019
Lease liabilities, opening balance	$1,175	$1,196	$—
Cash flows	(466)	(510)	(943)
Non-cash changes:
Initial adoption of IFRS 16	—	—	2,911
Additions	84	368	1,583
Dispositions of subsidiaries	—	—	(487)
Accretion	42	59	71
COVID-19 related rent concessions	—	(6)	—
Termination	—	—	(1,809)
Cumulative translation adjustments	(68)	68	(130)
Lease liabilities, ending balance (see Note 14)	$767	$1,175	$1,196

Non-cash transactions

Non-cash transactions during the year ended December 31, 2021: (i) an internal reorganization of the Group’s structure resulted in a net recovery of deferred income tax by $1,156; and (ii) a subsidiary of the Group derecognized a liability of $390 for a consideration of $nil.

Non-cash transactions during the year ended December 31, 2020: (i) a subsidiary of the Group settled a liability of $391 by delivering shares of one of its subsidiaries; and (ii) the Group received additional shares in a majority-owned subsidiary as price adjustment for liability settlements in 2019.

Non-cash transactions during the year ended December 31, 2019: (i) a subsidiary of the Group settled liabilities of $1,128 by delivering shares of one of its subsidiaries; and (ii) the acquisition of a non-controlling interest in the aforementioned subsidiary by an offset of a receivable of $390.

Note 25. Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties, which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company's directors, President, Chief Executive Officer and Chief Financial Officer. This section does not include disclosure, if any, respecting open market transactions, whereby a related party acts as an investor of the Company’s securities or the bonds of Merkanti Holding.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 25. Related Party Transactions (continued)

The Group had the following transactions with its related parties:

Years ended December 31:	2021	2020	2019
Fee income	$1	$9	$10
Interest income	—	86	31
Dividends received	198	—	—
Royalty expenses	(700)	(660)	(210)
Credit losses on corporate guarantees	—	—	(3,134)	*
Reversal of (expense of) ECL allowance, net	—	15	(16)
Fee expenses	—	(80)	—
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(1,007)	(276)	(811)

* The provision for credit losses was reversed during the year ended December 31, 2020

From time to time the Group has entered into arrangements with a company controlled by the Group's Chairman to assist the Group to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for the Group's ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by the Group's Chairman or the company controlled by him. Pursuant to this arrangement, as at December 31, 2021, the Group held: (i) an indemnification asset of $6,756 (2020: $6,756) (see Note 8) relating to a secured indemnity provided by such company to a subsidiary of the Group to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of the Group’s subsidiaries and another subsidiary that was put into dissolution by the Group in 2019; (ii) a loan to such company of $819 (2020: $818) (see Note 8) which was made in the year ended December 31, 2019 in order to facilitate the acquisition of securities for the Group's benefit. The loan initially bore interest at 6.3% and subsequently became non-interest bearing; and (iii) current account receivables of $46,926 (2020: $20,802) (see Note 8). The Group also had current account payables of $25 (2020: $27) due to the aforesaid affiliate as at December 31, 2021 (see Note 14).

In addition, pursuant to this arrangement, during the year ended December 31, 2021, 2020 and 2019, the Group reimbursed such company $1,007, $276 and $811 (as set forth in the table above), respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses. Furthermore, during the year ended December 31, 2019, the Group sold a non-core metals processing business to a company controlled by its Chairman for nominal  consideration (€1.00), which represented the arm's length transaction price.  This metals processing business operated out of a leased property with leased equipment.  Over the past fifteen years, the landlord of the land and equipment refused to incur any capital expenditures or to make any necessary improvement to the facility.  Without these necessary capital upgrades and improvements, the subsidiary’s maintenance costs increased and productivity decreased such that it could no longer be operated on a profitable or sustainable basis.  After reporting a net loss in the year ended December 31, 2018, it continued to report losses in the year ended December 31, 2019, which resulted in the subsidiary having negative net equity on a consolidated basis.  As a result, the transaction did not result in the transfer of any net economic benefit to the company controlled by the Group's Chairman and the sale for nominal consideration resulted in the recognition of a non-cash accounting gain of $906 in the year ended December 31, 2019. Subsequent to the sale, this former subsidiary entered into an insolvency administration process.  During the year ended December 31, 2019, the Group recognized credit losses of $3,134 on corporate guarantees issued to certain trading partners of this former subsidiary prior to its disposition. During the year ended December 31, 2020, the provision for credit losses on the corporate guarantees was reversed and recognized in profit or loss.

As set forth in the table above, the Group had royalty expenses of $700, $660 and $210, respectively, in the year ended December 31, 2021, 2020 and 2019 that were paid to a company in which it holds a minority interest and that is a subsidiary of the operator of the underlying mine.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 25. Related Party Transactions (continued)

During the year ended December 31, 2019, the Group's Executive Chairman was a subscriber in the issuance of public bonds by Merkanti Holding in the amount of $455 (€316), which represented approximately 1.25% of the total offering and total bonds outstanding as at both December 31, 2021 and 2020.

Key management personnel

The Group's key management personnel comprise the members of its Board of Directors, President, Chief Executive Officer and Chief Financial Officer of SRL. The remuneration of key management personnel of the Group on an accrual basis was as follows:

Years ended December 31:	2021		2020		2019
Short-term employee benefits	$1,288	*	$1,413	*	$1,451	**
Post-employment benefits	80		—		—
Directors' fees	659		579		531
Share-based compensation***	1,087		—		—
Total	$3,114		$1,992		$1,982

*    Net of salary and expenses.

**  Included the net pay and expenses.

***Amounts computed based on fair values using the Black-Scholes-Merton formula. (See Note 19).

Note 26. Financial Instruments

The fair values of the Group’s financial instruments as at December 31, 2021 and 2020, other than those with carrying amounts that approximate their fair values due to their short-term nature, are summarized as follows:

	2021		2020
	Carrying	Fair	Carrying	Fair
As at December 31:	Amount	Value	Amount	Value
Financial Assets:
FVTPL:
Equity securities	$8,564	$8,564	$6,230	$6,230
Debt securities	—	—	873	873
Investment funds	3,531	3,531	4,096	4,096
Long-term loan receivable	—	—	1,237	1,237
FVTOCI:
Debt securities	10,786	10,786	11,019	11,019
Financial Liabilities:
Financial liabilities measured at amortized cost:
Bonds payable	$35,227	$36,693	$38,053	$39,024
FVTPL:
Loan payable	6,817	6,817	5,223	5,223

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 26. Financial Instruments (continued)

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 26. Financial Instruments (continued)

The following tables present the Group's financial instruments measured at fair value in the consolidated statements of financial position classified by level of the fair value hierarchy as at December 31, 2021 and 2020, respectively:

As at December 31, 2021	Level 1	Level 2	Level 3	Total
Financial Assets:
FVTPL:
Equity securities	$4,939	$3,625	$—	$8,564
Investment funds	—	—	3,531	3,531
FVTOCI:
Debt securities	10,786	—	—	10,786
Total	$15,725	$3,625	$3,531	$22,881

Financial Liabilities:
FVTPL:
Loan payable	$—	$—	$6,817	$6,817

As at December 31, 2020	Level 1	Level 2	Level 3	Total
Financial Assets:
FVTPL:
Equity securities	$2,509	$3,721	$—	$6,230
Debt securities	—	—	873	873
Investment funds	—	—	4,096	4,096
Long-term loan receivable	—	—	1,237	1,237
FVTOCI:
Debt securities	11,019	—	—	11,019
Total	$13,528	$3,721	$6,206	$23,455
Financial Liabilities:
FVTPL:
Loan payable	$—	$—	$5,223	$5,223

As at December 31, 2021 and 2020, the Group held an investment in a privately held company which was measured at FVTPL. The fair value was determined using discounted cash flows at prevailing market rates of interest for similar instruments with observable inputs (Level 2 fair value hierarchy).

As at December 31, 2021 and 2020, a subsidiary of the Group had a loan payable with a former subsidiary which is non-interest bearing, is without recourse to the Group and has no fixed repayment date. The loan payable was measured at FVTPL at its initial recognition, as permitted under IFRS, on a fair value basis in accordance with a documented  investment strategy. The undiscounted contractual amount due out of surplus cash of the subsidiary is $53,336 (US$42,070) and is expected to be repaid in greater than 12 years. As at December 31, 2021, the difference between the carrying amount of the loan payable and the amount the Group would be contractually required to pay at maturity was $46,519. The fair value is determined using a discount rate for similar instruments with unobservable inputs (Level 3 fair value hierarchy), which included the sale price, demand for products, production and labour costs in the future periods. The actual repayment may be significantly different from both the carrying amount and the amount due at maturity. Sensitivity to changes in the discount rate is included under “Interest Rate Risk” in this Note 26.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 26. Financial Instruments (continued)

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

The nature of the risks that the Group’s financial instruments are subject to as at December 31, 2021 is set out in the following table:

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

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Financial instruments which potentially subject the Group to credit risk consist of cash and restricted cash, derivative financial instruments, debt securities, receivables and committed transactions (including loan commitments and financial guarantee contracts). The Group has deposited cash and entered into derivative financial instrument contracts with reputable financial institutions with high credit ratings and management believes the risk of loss from these counterparties to be remote.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 26. Financial Instruments (continued)

Most of the Group’s credit exposure is with counterparties in the merchant banking businesses and are subject to normal industry credit risk. The Group has receivables from various entities and credit risk from trade receivables is mitigated since they are credit insured, covered by letters of credit, bank guarantees and/or other credit enhancements. The Group routinely monitors credit risk exposure, including sector, geographic and corporate concentrations of credit and set and regularly review counterparties’ credit limits based on rating agency credit ratings and/or internal assessments of the customers and industry analysis. The Group also uses factoring and credit insurances to manage credit risk. Management believes that these measures minimize the Group’s overall credit risk; however, there can be no assurance that these processes will protect the Group against all losses from non-performance.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 26. Financial Instruments (continued)

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

The average contractual credit period for trade receivables is 25-45 days and up to 180 days for certain sales.

The maximum credit risk exposure as at December 31, 2021 is as follows:

Cash and restricted cash	$55,015
Debt securities measured at FVTOCI	10,786
Trade and other receivables	68,610
Amounts recognized in the consolidated statement of financial position	134,411
Guarantees	—
Maximum credit risk exposure	$134,411

See sub-heading of “Concentration risk” in this note on credit risk concentration.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group requires liquidity specifically to fund capital requirements, satisfy financial obligations as they become due, and to operate its merchant banking business. The Group puts in place an actively managed production and capital expenditure budgeting process for major capital programs. The Group’s approach to managing liquidity is to ensure, as far as possible, that it always has sufficient liquidity to meet its liabilities when they fall due, under normal and stress conditions, without incurring unacceptable losses. The Group maintains an adequate level of liquidity, with a portion of its assets held in cash. It is the Group’s policy to invest cash in bank  deposits  for  a period  of  less than three months. The Group may also invest in cash deposits with an original maturity date of more than three months so as to earn higher interest income.

Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. As at December 31, 2021, the Group had long-term bonds payable with interest payable annually and repayment of principal due in 2026. The timing of future payments is based on the Group’s historical payment patterns and management’s interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the payment projection or be amounts significantly different from those indicated in the payment projection.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to risks from changes in foreign currency exchange rates, particularly the Euro, U.S. dollar and Hong Kong dollar. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group's exposure to foreign currency risk on material contracts (including intercompany loans) denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2021 and 2020, the Group did not have any foreign currency derivative financial instruments (foreign currency forward contracts and options) outstanding.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 26. Financial Instruments (continued)

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

Sensitivity analysis:

At December 31, 2021, if the U.S. dollar had weakened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2021 would have decreased by $481. Conversely, if the U.S. dollar had strengthened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2021 would have increased by $496. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument assets (net of liabilities) held by entities whose functional currencies were not the U.S. dollar. There would have been no material impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2021, if the Euro had weakened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2021 would have increased by $3,568. Conversely, if the Euro had strengthened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2021 would have decreased by $3,568. The reason for such change is mainly due to certain Euro denominated financial instrument liabilities (net of assets) owed by entities whose functional currencies were not the Euro. There would have been no impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2021, if the Hong Kong dollar had weakened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2021 would have decreased by $5,134. Conversely, if the Hong Kong dollar had strengthened 10% against the Group companies' functional currencies with all other variables held constant, net income for the year ended December 31, 2021 would have increased by $5,134. The reason for such change is mainly due to certain Hong Kong dollar denominated financial instrument assets held by entities whose functional currencies were not the Hong Kong dollar. There would have been no impact arising from financial instruments on other comprehensive income in either case.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term nature. As at December 31, 2021, the Group had long-term bonds payable measured at amortized cost which bear a fixed interest rate.

Sensitivity analysis:

At December 31, 2021, if benchmark interest rates (such as IBORs or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, net income for the year ended December 31, 2021 would have decreased by $710. Conversely, if the benchmark interest rate had been 100 basis points per annum higher with all other variables held constant, net income for the year ended December 31, 2021 would have increased by $614. The reason for such change is mainly due to the loan payable measured at FVTPL. There would have been no impact arising from financial instruments on the Group's other comprehensive income in either case.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 26. Financial Instruments (continued)

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

Sensitivity analysis:

At December 31, 2021, if equity prices in general had weakened 10% with all other variables held constant, net income for the year ended December 31, 2021 would have decreased by $684. Conversely, if equity prices in general had strengthened 10% with all other variables held constant, net income for the year ended December 31, 2021 would have increased by $684. There would have been no impact on other comprehensive income in either case.

In addition, the Group buys and sells futures contracts on the London Metal Exchange and enters into financial derivative contracts (e.g. futures and swaps) with banks, customers and brokers. Management uses the financial derivative contracts to manage the price fluctuations for its own account or for customers. As at December 31, 2021 and 2020, the Group did not have any outstanding derivative financial instruments. As these future contracts are to hedge against the Group’s physical inventory position, any change in the fair value of the future contracts will offset the change in the fair value, though in opposite direction, of the physical inventories. As a result, the sensitivity analysis of the price risk arising from the future contracts on the Group is not applicable.

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

As at December 31, 2021, royalty receivables due from a customer in the Royalty segment (see Note 8) represented 9% of total financial receivables, and an indemnification asset and receivables due from an affiliate (see Note 8) represented 79% of total financial receivables and 37% of total financial assets.

Except as disclosed in the preceding paragraph, at December 31, 2021, there were no customer, company or entity holding financial assets or liabilities exceeding the threshold amounts.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 26. Financial Instruments (continued)

Additional disclosure

In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss for the years ended December 31, 2021, 2020 and 2019 as follows:

	2021	2020	2019
Interest income on financial assets not at FVTPL	$191	$483	$955
Interest income on financial assets classified at FVTPL	214	48	102
Total interest income	$405	$531	$1,057
Interest expense on financial liabilities not at FVTPL	$1,730	$1,856	$710
Interest expense on financial liabilities classified at FVTPL	18	25	30
Total interest expense	$1,748	$1,881	$740
Dividend income on financial assets at FVTPL	$244	$—	$—
Dividend income on financial assets classified not at FVTPL	—	—	—
Net (loss) gain on financial assets at FVTPL	(722)	692	1,142
Loss on loan payable at FVTPL	(1,616)	(549)	(979)
Reversal of (impairment) on securities measured at FVTOCI	—	3	(3)

Note 27. Fair Value Disclosure for Non-financial Assets

The following tables present non-financial assets which are measured at or based on fair value in the consolidated statements of financial position, classified by level of the fair value hierarchy:

Assets measured at fair value on a recurring basis as at December 31, 2021:

	Level 1	Level 2	Level 3
Investment property	$—	$—	$34,430

Assets measured at fair value on a recurring basis as at December 31, 2020:

	Level 1	Level 2	Level 3
Investment property	$—	$—	$36,908

The fair values of investment property are measured using an income approach which includes the following inputs: land value, realized basic rents, operating costs, discount rates and damages and defects (level 3 fair value hierarchy). The valuation approach was consistent for both 2021 and 2020. Both the 2021 and 2020 valuations were performed by an independent external valuator who is an authorized expert for the valuation of developed and undeveloped land in Germany and holds recognized and relevant professional qualifications and has recent experience in the location and category of the investment property being valued.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 28. Significant Subsidiaries

A subsidiary is an entity that is controlled by Scully. The following table shows the Company’s direct and indirect significant subsidiaries as at December 31, 2021. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

	Country of	Proportion of
Subsidiaries	Incorporation	Interest *

Merkanti Holding plc.	Malta	99.96%
1178936 B.C. Ltd.	Canada	100%
Merkanti (A) International Ltd.	Malta	99.96%
Merkanti (D) International Ltd.	Malta	99.96%

* The Group's proportional voting interests are identical to its proportional beneficial interests, except that it holds a 99.68% proportional beneficial interest in each of Merkanti (A) International Ltd. and Merkanti (D) International Ltd.

As at December 31, 2021, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group’s proportional voting interests in the subsidiaries are identical to its proportional beneficial interests except as described above.

As at December 31, 2021, none of the non-controlling interests are material to the Group. As at December 31, 2021, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on Scully’s ability to access or use the assets and settle the liabilities of the Group except for amounts presented as restricted cash. See “Currency Risk” in Note 26.

During the year ended December 31, 2020, the Group disposed of a wholly-owned subsidiary and a majority-owned subsidiary, resulting in a net loss of $546 which was included in the consolidated statement of operations.

During the year ended December 31, 2020, Merkanti Holding issued 20,000 shares to an outside party for a cash consideration of $8 and a receivable of $23 (which was collected in January 2022), resulting in the Group's shareholding in Merkanti Holding reduced from 100% to 99.96%.

During the year ended December 31, 2019, the Group put a subsidiary into a voluntary dissolution (see Note 4), sold the shares of certain manufacturing/processing subsidiaries and abandoned certain inactive subsidiaries, resulting in a net gain of $2,243 (see Note 18) which was included in the consolidated statement of operations. In addition, the Group issued shares in a subsidiary to a third-party, resulting in a gain of $229 which was credited to retained earnings directly.

During the year ended December 31, 2017, two subsidiaries, pursuant to the terms of respective option deeds (see Note 23), issued shares to the non-controlling interests. These share issuances were accounted for as equity transactions and were credited to non-controlling interests directly and the shares so issued represented less than 0.5% of the ownership of each such subsidiary as of December 31, 2021. In January 2020, certain rights to purchase shares in the entities with pre-determined prices were issued, exercisable until 2026. In April 2020, those rights were cancelled. For further details, see Note 23.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2020 and 2019

(Canadian Dollars in Thousands)

Note 29. Subsequent Events

Business Combination

In March 2022, the Company announced that its subsidiary, Merkanti Holding, the parent of Merkanti Bank Ltd. (“Merkanti Bank”) had signed a definitive agreement to acquire Sparkasse (Holdings) Malta Ltd. a company registered in Malta (“Sparkasse Holdings”), the parent of Sparkasse Bank Malta plc (“Sparkasse Bank”).

Merkanti Holding is acquiring Sparkasse Holdings and the total consideration is approximately equal to the net tangible asset value of Sparkasse Holdings, less certain adjustments, and includes (i) a cash payment at closing of the transaction, (ii) three consecutive annual payments of €2.5 million; and (iii) a contingent payment, payable solely upon the recovery (if any) of an asset of Sparkasse Bank which was previously written off in its entirety. The consideration is expected to be satisfied through cash on hand and available liquidity within the Group.

Upon closing of this transaction, and subject to regulatory approval, it is the intention to merge Sparkasse Bank and Merkanti Bank, in order to form a larger independent financial institution. The transaction is conditional upon the satisfaction of certain customary conditions precedent such as regulatory approval from various regulators, including the European Central Bank, the Malta Financial Services Authority and the Central Bank of Ireland. The acquisition is currently expected to be concluded in the second half of calendar year 2022.

Cash Dividend

In February 2022, the Company declared its first dividend of $3,714($0.25 (US$0.18) per share), which was paid on March 4, 2022.

On April 29, the Company announced that its board of directors declared a cash dividend of $0.34 (US$0.27) per share, which will be paid in US dollars on May 23, 2022 to shareholders of record on May 10, 2022.

Note 30. Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors and authorized for issue on April 29, 2022.

ITEM 19:EXHIBITS

Exhibits Required by Form 20-F

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association adopted on July 12, 2017. Incorporated by reference from our Form 6-K dated July 14, 2017.
1.2	Extract of Amendments to the Amended and Restated Articles of Association adopted on May 31, 2019. Incorporated by reference from our Form 6-K dated June 21, 2019.
2.1	Description of Common Shares. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2019 dated May 11, 2020.
4.1	Amended and Restated 2017 Equity Incentive Plan.
4.2	Amended and Restated Arrangement Agreement dated June 7, 2017 among MFC Bancorp Ltd., MFC Bancorp Ltd. and MFC 2017 II Ltd. Incorporated by reference from our Form 6-K dated June 14, 2017.
8.1	List of significant subsidiaries of Scully Royalty Ltd. as at December 31, 2020.
11.1	Code of Business Conduct and Ethics and Insider Trading Policy. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017 dated April 10, 2018.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of Smythe LLP, independent registered public accounting firm
23.2	Consent of BDO LLP, independent registered public accounting firm
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Document.
101.DEF	XBRL Taxonomy Extension Definition Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2022

SCULLY ROYALTY LTD.

/s/ Samuel Morrow
Samuel Morrow
President, Chief Executive Officer
& Chief Financial Officer