Form 20-F
period 2022-12-31
Scully Royalty Ltd.
filed 2023-04-26
CIK 16859

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Commission file number 001-04192

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336

(Address of office)

Michael J. Smith Room 2103 Shanghai Mart Tower 2299 Yan An Road West, Changning District Shanghai China 200336 Telephone: 1 (844) 331-3343 Facsimile: + (852) 2840-1260	with a copy to: H.S. Sangra Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Facsimile: +1 604-669-8803

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of US$0.001 par value each	SRL	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 14,822,251 Common Shares of US$0.001 par value each issued and outstanding as at December 31, 2022.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ YES ☐ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ YES ☒ NO

April 26, 2023

Dear Fellow Shareholders,

We are pleased to present the financial results of Scully Royalty Ltd. for the year ended December 31, 2022, announce a cash dividend and provide you with an update on our recent corporate developments. All dollar amounts are in Canadian dollars, unless otherwise provided.

I.   2022 FINANCIAL RESULTS

As at December 31, 2022, cash increased to $63.7 million from $54.9 million as at December 31, 2021.

We had short-term securities of $30.3 million as at December 31, 2022, compared to $19.3 million as at December 31, 2021. These mainly comprised of liquid government debt securities and other securities held by our regulated bank subsidiary in the ordinary course of business.

In the fourth quarter of 2022, we entered into an agreement to sell our hydrocarbon assets located in Alberta, Canada, and as such we had assets held for sale of $34.7 million as at December 31, 2022, compared to $nil as at December 31, 2021. As at December 31, 2022, we had liabilities relating to such assets held for sale of $20.4 million, which consisted of decommissioning obligations of $16.6 million and deferred income tax liabilities of $3.7 million.

Account payables and accrued expenses were $21.1 million as at December 31, 2022, compared to $11.3 million as at December 31, 2021. The increase was primarily related to increased deposits within our bank subsidiary.

We had deferred income tax liabilities of $56.6 million as at December 31, 2022, compared to $67.5 million as at December 31, 2021.

Bonds payable, consisting of public bonds issued by our subsidiary Merkanti Holding plc and maturing in 2026, were $35.5 million as at December 31, 2022, compared to $35.2 million as at December 31, 2021.

Revenues for the year ended December 31, 2022 declined by 11% to $63.7 million from $71.3 million primarily as a result of lower iron ore pricing which impacted the proceeds from our royalty interest.  In 2022, 77% of our revenues were from the Americas, 9% was from Europe and 14% were from other regions.  In 2021, 87% of our revenues were from the Americas, 7% was from Europe and 6% were from other regions.

Costs of sales and services decreased in 2022 to $29.9 million from $30.9 million in 2021.  Depreciation, depletion and amortization included in costs of sales and services and selling, general and administrative was $10.7 million in 2022 compared to $11.0 million in 2021. Selling, general and administrative expenses increased to $28.5 million in 2022 from $21.1 million in 2021 primarily as a result of increased legal and consulting fees and reimbursements of expenses.

In 2022, we recognized a non-cash impairment loss of $31.4 million relating to the reclassification of our hydrocarbon assets as assets held for sale (which are measured at fair value less costs to sell) as at December 31, 2022.  As the carrying amount of these assets were to be recovered through a sale transaction (rather than through continuing use), the assets and related liabilities were reclassified as assets held for sale and liabilities relating to assets held for sale, respectively, as at December 31, 2022.

i

Letter to Shareholders

We recognized an income tax recovery (other than resource property revenue taxes) of $6.2 million in 2022, compared to an income tax expense of $2.3 million in 2021. The recovery primarily related to a reduction in deferred tax liabilities stemming from the $31.4 million impairment loss on assets held for sale. Excluding resource property revenue taxes, we paid $0.2 million in income tax in cash during 2022 and, in 2021, we paid $0.6 million in income tax in cash. We also recognized resource property revenue taxes of $5.7 million in 2022 compared to $7.9 million in 2021.

Overall, we recognized an income tax recovery of $0.5 million (income tax recovery of $6.2 million and resource property revenue tax of $5.7 million) in 2022, compared to an income tax expense of $10.2 million (income tax expense of $2.3 million and resource property revenue tax of $7.9 million) in 2021.

In 2022, our net loss attributable to shareholders was $23.4 million, or $1.58 per share on a basic and diluted basis, compared to net income attributable to shareholders of $7.6 million, or $0.51 per share on a basic and diluted basis in 2021. EBITDA* loss was $11.4 million in 2022 compared to EBITDA of $30.5 million in 2021. Our EBITDA loss in 2022 included a non-cash impairment loss of $31.4 million on our hydrocarbon properties reclassified as held for sale.

As at
31-Dec-22
(In thousands, except per
share amounts and ratio)
Current assets	179,608
Non-current assets	295,869
Current liabilities	42,972
Non-current liabilities and non-controlling interests	107,347
Shareholders' equity	325,158

Shares outstanding	14,822
Book value per share	21.94
Book value per share (US$)	16.20
Market price per share (US$)	7.71
Price/Book	0.48

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

*EBITDA is a Non-IFRS financial measure. See “Non-IFRS Financial Measures” for further information and “Item 5: Operating and Financial Review and Prospects – Results of Operations” for a reconciliation of EBITDA to net loss for the applicable period.

Letter to Shareholders

The Scully Mine

In 2017, a new operator acquired the Scully mine and has since achieved a number of milestones, including completing a US$276 million financing and commencing operations at the mine in 2019. The Scully mine has a capacity of six million tonnes per annum and produces what is considered a premium iron ore product, with Fe content in excess of 65%.

Iron ore is primarily used to make steel, which is considered to be a critical commodity for global economic development. As such, the demand and consequently the pricing of iron ore are largely dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical.

Iron Ore Price & Scully Mine Production

The operator of the mine has disclosed that the Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine's product, to sell at a premium to 62% Fe iron ore. In 2022, the Platts 65% Fe index sold at approximately a 16% (US$19) premium, averaging US$139 per tonne compared to US$120 per tonne for the Platts 62% Fe index.

The following table sets forth total iron ore products shipped by the Scully mine operator in 2020, 2021, and 2022:

	H1	H2	Full Year

	(In tonnes)
2020	1,459,162	1,539,492	2,998,654
2021	1,676,321	1,507,682	3,184,003
2022	1,691,184	1,406,746	3,097,930

The operator of the mine remains committed to ramping up production to at least six million tonnes per annum, and, in support of that commitment, is currently executing on several capital improvement and other projects which are expected to reduce bottlenecks, while at the same time investing in human resources and operational efficiency. In November 2022, the operator of the mine announced that it had completed a US$15 million preferred share financing, and in January 2023 announced the closing of a US$35 million advance payments facility.  We continue to closely monitor the operational performance of the mine, as well as the financial performance of the operator.

Letter to Shareholders

III.   DIVIDENDS

In April 2021, the Company announced that it was determined to focus its efforts on enhancing shareholder value and maximizing earnings and dividends to its shareholders based upon its iron ore royalty interest. Aligned with this focus, the Company announced that its board of directors approved a cash dividend policy.

In 2022, we declared the following cash dividends:

●	$0.25 (US$0.18) per Common Share paid on March 4, 2022 to shareholders of record on February 21, 2022;
●	$0.34 (US$0.27) per Common Share paid on May 23, 2022 to shareholders of record on May 10, 2022;
●	$0.33 (US$0.26) per Common Share paid on August 26, 2022 to shareholders of record on August 12, 2022; and
●	$0.21 (US$0.16) per Common Share paid on December 6, 2022 to shareholders of record on November 22, 2022.

Today, we are pleased to announce that our board of directors has approved a dividend of $0.23 (US$0.17) per Common Share payable on May 19, 2023 to shareholders of record on May 9, 2023.  The amount of this dividend was based upon the recent payments received from our iron ore royalty interest, and also considers the operational performance of the mine and the financial performance of the mine’s operator.

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

In 2021, we announced that in order to support the Company’s core focus, the other two of our operating segments – Industrial & Merchant Banking – would be rationalized over a period of time.  These two segments have not produced returns commensurate to that of our royalty interest, and our board believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. It simplifies the Company's corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

As part of this plan to rationalize assets in our non-core segments, in March 2023, we completed the sale of all of our hydrocarbon interests located in Alberta in consideration for $25.0 million, subject to certain customary adjustments and adjustment for an economic effective date of April 1, 2022. At closing, we received $18.2 million in cash consideration (net of GST) and the transaction is subject to a further holdback amount of $2.5 million subject to customary adjustments.

Industrial

Our Industrial segment includes projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets with a focus on East Asia. This segment makes proprietary investments as part of its overall activities and we seek to realize gains on such investments over time. These investments can take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in existing indebtedness (secured and unsecured) of businesses or in new equity or debt issues. These activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

Letter to Shareholders

The book value of our Industrial segment was $66.0 million, or $4.45 per share, as at December, 31, 2022.

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

In March 2022, we announced that Merkanti Holding plc, the parent company of our merchant banking segment, had entered into an agreement to acquire Sparkasse (Holdings) Malta Ltd. the parent of Sparkasse Bank Malta plc.  Upon closing of this transaction, and subject to regulatory approval, it is the intention to merge Sparkasse Bank and Merkanti Bank, in order to form a larger independent institution with projected combined own funds based upon December 31, 2021 figures of circa €60 million, total assets of €1.1 billion, assets under custody of €8.1 billion and revenues of €17 million.

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

The transaction is conditional upon regulatory approval from various regulators, including the European Central Bank, the Malta Financial Services Authority and the Central Bank of Ireland. The long-stop date in the Share Purchase Agreement is in the first half of 2023. Absent an extension, we expect the transaction to be closed or terminated by this time.

The book value of our Merchant Banking segment was $72.7 million, or $4.91 per share, as at December, 31, 2022.

V.   STAKEHOLDER COMMUNICATIONS

We welcome any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:

-	stakeholders are encouraged to read our entire annual report, which includes our audited financial statements and management's discussion and analysis, for the year ended December 31, 2022, for a greater understanding of our business and operations; and
-	direct any questions regarding the information in this report to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

VI.   MANAGEMENT COMMENTARY

Today, we are pleased to announce a cash dividend of $0.23 per share as well as the additional steps that we have made towards rationalizing our industrial and merchant banking segments. We continue to make progress towards our strategic goals that we believe will maximize value for our shareholders over the long-term.

Respectfully Submitted,

April 26, 2023	Samuel Morrow
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

PART I

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, collectively referred to as “forward-looking statements”. Forward-looking statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “may”, “intend”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements or their negative or other comparable words. Forward-looking statements include, but are not limited to, statements with respect to: future performance, business plans and prospects and expectations regarding economic conditions, our markets, legal proceedings and other future events. All such forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others, those set forth under the heading entitled “Item 3: Key Information – D. Risk Factors”.

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

	Years Ended December 31,
	2022	2021	2020

	($/US$)
End of period	1.3544	1.2678	1.2732
High for period	1.2451	1.2040	1.2718
Low for period	1.3856	1.2942	1.4496
Average for period	1.3013	1.2535	1.3415
	(€/$)
End of period	1.4458	1.4391	1.5608
High for period	1.2897	1.4188	1.4282
Low for period	1.4606	1.5641	1.5851
Average for period	1.3696	1.4828	1.5298

On April 24, 2023, the average daily rate of exchange for the translation of United States dollars and Euros to Canadian dollars were US$1.00 = $1.3542 and €1.00 = $1.4937, respectively.

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

We expect our business to experience significant periodic variations in its revenue and results of operations in the future. These variations may be attributed to varying iron ore prices and production levels at the mine underlying our royalty interest. Additionally, they may result from the fact that our merchant banking revenue is often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often, we will hold or build upon these assets over time and we cannot predict the timing of when these assets’ values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

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

A weakening of global economic conditions would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in our industries. In particular, we may face, among others, the following risks related to any future economic downturn: reduced or volatile iron ore prices, increased regulation of our banking operations; compliance with such regulation may increase the costs of our banking operations, may affect the pricing of our products and services and limit our ability to pursue business opportunities; reduced demand for our products and services; inability of our customers to comply fully or in a timely manner with their existing obligations; and the degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which, in turn, impact the reliability of the process and the sufficiency of our credit loss allowances.

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

Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and mineral royalty companies. Some of our competitors have substantially greater capital and resources, including access to supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price.

The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms may have the ability to offer a wider range of products than we do, which may enhance their competitive position.

If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

During the year ended December 31, 2022, other than revenue from our royalty interest representing approximately 45% of our total revenue, none of our customers accounted for more than 10% of our total revenue. The loss of key customers, due to competitive conditions or otherwise, may adversely affect our results of operations.

Our earnings and, therefore, our profitability may be affected by price volatility in our various products.

A significant portion of our revenue in 2022 was derived from our iron ore royalty interest. Any revenues from our royalty interest are impacted by the price of iron ore. As such, our earnings are directly related to the price of iron ore and demand for steel products. There are many factors influencing the price and demand for these products, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.

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

A significant portion of our revenue comes from our iron ore royalty interest, which means that adverse developments at this project could have a more significant or lasting impact on our results of operations than if our revenue was less concentrated.

Approximately 46% of our revenue for the year ended December 31, 2022 came from our royalty interest in the Scully Iron Ore Mine. We expect this interest to continue to represent a significant portion of our revenue going forward. This concentration of revenue could mean that adverse developments, including any adverse decisions made by the operator thereof could have a more significant or longer-term impact on our results of operations than if our revenue was less concentrated.

The value and revenue from our royalty interest are subject to many of the risks faced by the operator of the underlying project.

Our royalty interest generally generates revenue when the operator of the underlying project generates meaningful production. Ongoing revenue from our interest is dependent on the operator achieving sustained production levels. As such, we are subject to the risk factors applicable to the owners and operators of mining projects.

We are also subject to business risks that may impact the operator of the project underlying our royalty interest, including: failures to execute its business plans; any inability to obtain necessary financing on acceptable terms or at all, to finance operations; changes in mining taxes; litigation risks; permitting risks; title risks; general market risks and operational disruptions. These risks and others consistently faced by mine operators may adversely impact the value of our royalty and our financial results and position.

Mineral development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

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

We face various risks related to health epidemics, pandemics and similar outbreaks, which could have material adverse effects on our business, results of operations or financial position.

Health epidemics, pandemics and similar outbreaks could cause significant volatility and uncertainty in the global economy and financial markets, supply chain issues, labor shortages, and declines in metal prices, and such events could adversely affect the operations at the project underlying our royalty interest or our merchant banking operations. The effects of health epidemics, pandemics and similar outbreaks will ultimately depend on many factors that are outside of our control (including the severity and duration of such events and government and operator actions in response to such events) and could materially and adversely impact our business, results of operations or financial position.

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

ITEM 4:  INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a company organized under the Cayman Act that was incorporated on June 5, 2017. Our office is located at Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336, and its telephone number is +1 844 331 3343. Our registered office is located at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands. Our website address is www.scullyroyalty.com.

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

Recent Developments

Sale of Hydrocarbon Assets

In March 2023, we completed the sale of all of our hydrocarbon interests located in Alberta in consideration for $25.0 million, subject to certain customary adjustments and adjustment for an economic effective date of April 1, 2022. At closing, we received $18.2 million in cash consideration (net of GST) and the transaction is subject to a further holdback amount of $2.5 million subject to customary adjustments.

Scully Mine Updates

The Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favourable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine’s product, to sell at a premium to 62% Fe iron ore. In 2022, the Platts 65% Fe index sold at approximately a 16% (US$19) premium to the Platts 62% Fe Index.

The following table sets forth the total iron ore products (which include pellets, chips and concentrates) shipped from the mine based upon the amounts reported to us by the Scully mine for the periods indicated:

	Year Ended
	December 31,
	2022	2021

	(tonnes)
Iron Ore Products Shipped	3,097,930	3,184,003

The operator of the mine remains committed to ramping up production to at least six million tonnes per annum, and, in support of that commitment, is currently executing on several capital improvement and other projects which are expected to reduce bottlenecks, while at the same time investing in human resources and operational efficiency. In November 2022, the operator of the mine announced that it had completed a US$15 million preferred share financing, and in January 2023 announced the closing of an advance payments facility with which provided for advance payments of up to US$35 million against future deliveries of concentrate.

Cash Dividend Policy

On April 30, 2021, we announced that our board of directors approved a cash dividend policy, which is intended to maximize potential future dividends to holders of our Common Shares. In 2022, we declared the following cash dividends:

●	$0.25 (US$0.18) per Common Share paid on March 4, 2022 to shareholders of record on February 21, 2022;
●	$0.34 (US$0.27) per Common Share paid on May 23, 2022 to shareholders of record on May 10, 2022;
●	$0.33 (US$0.26) per Common Share paid on August 26, 2022 to shareholders of record on August 12, 2022; and
●	$0.21 (US$0.16) per Common Share paid on December 6, 2022 to shareholders of record on November 22, 2022.

On the date hereof, we announced a dividend of $0.23 (US$0.17) per Common Share payable on May 19, 2023 to shareholders of record on May 9, 2023.

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

Acquisition of Sparkasse Bank Malta

On March 7, 2022, we announced that our subsidiary, Merkanti Holding plc, entered into a definitive agreement to acquire Sparkasse (Holdings) Malta Ltd., the Maltese parent company of Sparkasse Bank. Upon closing, we intend to merge our subsidiary, Merkanti Bank Ltd. with Sparkasse Bank, in order to form a larger, more profitable independent institution.

Merkanti is acquiring Sparkasse Holdings and the total consideration is approximately equal to the net tangible asset value of Sparkasse (Holdings) Malta Ltd., less certain adjustments, and includes (i) a cash payment at closing of the transaction, (ii) three consecutive annual payments of €2.5 million; and (iii) a contingent payment, payable solely upon the recovery (if any) of an asset of Sparkasse Bank which was previously written off in its entirety. The consideration is expected to be satisfied through cash on hand and available liquidity within our group. The transaction is conditional upon the satisfaction of certain customary conditions precedent such as regulatory approval from various regulators, including the European Central Bank, the Malta Financial Services Authority and the Central Bank of Ireland. The agreement provides for an outside date for completion in the first half of 2023. Absent an extension of the outside date, we expect the transaction to be closed or terminated by this time.

Business Segments

We currently have three operating segments: (i) Royalty, which includes our interest in an iron ore mine; (ii) Industrial, which includes projects in resources and services; and (iii) Merchant Banking, which comprises regulated merchant banking activities.

Management is committed to a plan to rationalize its Industrial and Merchant Banking interests, and substantial progress has been made on both projects.  These two segments have not produced returns commensurate to that of our royalty interest, and our Board of Directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. This plan is expected to simplify the Company’s corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

In March 2023, we completed the sale of all of our hydrocarbon interests located in Alberta, Canada.  Please see “- Recent Developments” for further information.

Royalty

We hold a net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials. The sub-lease commenced in 1956 and expires in 2055. Pursuant to this sub-lease, we hold a net revenues royalty interest on iron ore shipped from the mine. The new operator of the mine commenced mining operations in 2019.

In 2022, approximately 46% of our total revenues were derived from such royalty interest. As at December 31, 2022, our total assets were $211.5 million, of which $201.8 million was represented by our interest in the underlying iron ore mine. Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

The operator of the mine has disclosed that the mine historically extracted approximately 11.8 million tonnes of raw iron per year from which approximately 4.1 million metric tonnes of iron concentrate were produced at an onsite milling facility. It further disclosed that upon-reactivation annual production capacity targeted a capacity of 6.25 million metric tonnes of iron concentrate, with production ranging from 5.80 million to 7.55 million metric tonnes over the subsequent years. Iron concentrate is transported by rail to the port facilities at Point Noire, Quebec, where it is unloaded, stockpiled and loaded on vessels for sale to the seaborne market.

Under the terms of the sub-lease, we are entitled to minimum royalty payments of $3.25 million per year, payable on a quarterly basis, which quarterly payments may be credited towards earned royalties relating to the same calendar year.

See “– D. Property, Plants and Equipment” for further information regarding this interest.

Industrial

Our Industrial segment includes projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets with a focus on East Asia.

Other production and processing assets in this segment include a hydro-electric power plant located in Africa. No customer in the Industrial segment represented 10% or more of our revenue in 2022. The industrial segment includes our former hydrocarbon assets located in Alberta, Canada, which we sold in March 2023. See “-Recent Developments” for further information. The Industrial segment generated 45% of our revenues in 2022.

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

All Other

Our All Other segment encompasses our corporate and other investments, as well as the overhead expenses of the parent company. Our All Other segment includes our corporate and operating segments whose quantitative amounts do not exceed 10% of any of our reported revenue, net income or total assets for 2022.

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

In particular, the banking industry is subject to extensive regulation and oversight. The operations of our Bank are subject to the regulations and directives issued by the European Union, as well as any additional Maltese legislation. The Bank is subject to direct supervision by the Malta Financial Services Authority, the Central Bank of Malta and the Financial Intelligence Analysis Unit and indirect supervision by the European Central Bank. There are various regulations and guidelines that the Bank needs to adhere to but the most noticeable ones relate to capital requirements, liquidity and the funding and the Anti-Money Laundering and Anti-Terrorist Financing. As a Maltese credit institution, the Bank is subject to the Capital Requirements Directive and Regulatory Frameworks, referred to as the “CRD and CRR Framework” (as updated from time to time), through which the European Union implements the Basel Capital reforms. The CRD and CRR Framework, among other things, requires regulatory reporting of leverage ratio, requirements of own funds and eligible liabilities, counterparty credit risk, market risk, exposures to central counterparties, large exposures, and other disclosure requirements as applicable. The main liquidity requirements imposed by the CRD and CRR Framework are the liquidity coverage ratio, referred to as “LCR”, which refers to the proportion of highly liquid assets held by the Bank to ensure its ongoing ability to meet short-term liquidity obligations. The Bank must maintain a minimum statutory LCR of 100%. The CRD and CRR determine that the minimum Net Stable Funding Ratio referred to “NSFR” requirement is that of 100%. Unlike the LCR, the NSFR is a liquidity standard requiring the Bank to hold enough stable funding to cover the duration of its long-term assets.

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

C. Organizational Structure

The following table describes our material subsidiaries as at December 31, 2022, their respective jurisdictions of organization and our interest in respect of each subsidiary. The table excludes subsidiaries that only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets do not materially impact our consolidated results and net assets.

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

Please see Note 28 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

D. Property, Plants and Equipment

We have offices at Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2023 Should we require additional space at that time or prior thereto, we believe that such space can be secured on commercially reasonable terms.

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

The Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favourable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine’s product, to sell at a premium to 62% Fe iron ore. In 2022, the Platts 65% Fe index sold at approximately a 16% (US$19) premium to the Platts 62% Fe Index.

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

In 2018, the SEC adopted amendments to the disclosure requirements for mining properties. Effective for fiscal years beginning on or after January 1, 2021, the disclosure requirements under the SEC’s Industry Guide 7 have been replaced with new disclosure requirements under subpart 1300 of Regulation S-K under the Exchange Act, referred to as the “SEC Mining Rules”. Subpart 1300 of Regulation S-K under the Exchange Act, referred to as the “SEC Mining Rules”, requires a registrant that has mining operations to, among other things: (i) obtain a dated and signed “technical report summary” from a qualified person with respect to each material mining property, and (ii) file such technical report summary as an exhibit to the relevant registration statement or other prescribed filing with the SEC. We consider our royalty interest in the Scully Iron Ore Mine, being the only mining interest we hold, as our material property for the purposes of the SEC Mining Rules. As we do not operate such property, for the purposes of this Annual Report on Form 20-F, we have relied on Item 1302(b)(3)(ii) of the SEC Mining Rules and have not obtained or filed a technical report summary as: (i) obtaining such report would result in an unreasonable burden or expense; and (ii) we have requested such technical report summary from the operators of the Scully Iron Ore Mine and were denied the request.

The property information included herein contains information reported by the operator of the Scully Iron Ore Mine under Canadian National Instrument 43-101, referred to as “NI 43-101”. Specifically, unless otherwise stated, the information contained herein has been derived from a technical report prepared for the operator under NI 43-101 titled “Feasibility Study Technical Report - Update, Scully Mine Re-Start Projects, Wabush, Newfoundland & Labrador, Canada” with an effective date of May 31, 2021.

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

Summary

The Scully iron ore mine is production stage iron ore mine, which is operated as an open-pit operation. The mine is located in Newfoundland & Labrador, Canada. The mine site includes a concentration plant with a 6.6 million tonnes per year capacity. The geographic location of Scully is set forth below.

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

Location

Scully is an open-pit mine and mineral processing operation located in the southwest corner of Labrador, in the Province of Newfoundland and Labrador, Canada, at 52°54’26.7” N and 66°54’ 34.6” W. The nearest local communities are the Town of Labrador City (3.5 km or 2.2 miles north), Town of Wabush (2.5 km or 1.6 miles east), and Town of Fermont (Quebec; 18 km or 11 miles southwest). From Wabush, the City of Sept-Iles is located 320 km (or 199 miles) away (on the north shore of the St. Lawrence River), the City of St. John’s 1,200 km (or 746 miles) to the southeast, and the City of Montreal 1,020 km (or 634 miles) to the southwest.

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

Rail access from the Scully Mine Site to the port at Sept-Iles consists of two separate segments. The first segment uses the QNS&L railway from Wabush to Arnaud Junction in Sept-Îles.  From there, the second section is from Arnaud junction to Pointe-Noire (Sept-Îles), property of “Les Chemins de Fer Arnaud”, Sept-Îles, Quebec, where the iron ore concentrate is unloaded, stockpiled, and loaded on sea-going vessels. The second rail segment is owned by the Government of Quebec through the Sociéte du Plan Nord, which acquired these assets from Cliffs Natural Resources, Inc. bankruptcy of Canadian assets.  The second segment was owned originally by the Wabush Railway Company Limited.

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

Area of Interest

The Scully Mine Property consists of five Mining Leases; namely Mining Lease Lot No. 1, Lot No. 2, Lot No. 3; Lot No. 4, and the Wabush Mountain Area (Figures 3 and 4).  The Scully Mine Royalty pertains only to Newfoundland & Labrador Corp. Ltd. Mining Lease Lot No. 1 (“Mining Lease Lot No. 1”). The industrial site and open pits are located within the Mining Lease Lot No. 1 area, which is 14.43 square km (5.57 square miles or 3,565.73 acres) in area. The surface and mineral rights on this Mining Lease are leased from the Government of Newfoundland and Labrador.  This 99-year lease expires in 2055.

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

From the Scully Mine iron concentrator, the iron ore concentrate is rail shipped to the Port of Sept-Iles for loading onto ships and transport overseas. Tacora has an agreement with Cargill, a leading independent iron ore trader, for purchase of 100% of the iron ore concentrate produced by the Scully Mine. Cargill has rolling options to extend this agreement over the life of the Scully Mine. The Scully Mine has a forecast mine life in excess of 25 years.

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

Property History

The Scully Mine operated continuously from 1965 to February 2014 with the mining and concentrating at Wabush and the subsequent stage of pelletizing done at Pointe Noire near the port of Sept-Iles, Quebec. Iron deposits were first reported in the Wabush area in 1933. In 1956, Picklands Mather & Company (“PM”) began work on the project and started the first intensive geological, metallurgical and economic investigation. A pilot plant was built and successfully produced 100,000 tonnes of iron ore concentrate. From 1965 to 2014, the Scully Mine produced between 2.7 million and 6.0 million tonnes of iron ore concentrate annually.

The Scully Mine was operated by PM from 1965 to 1986 when PM was acquired by Cleveland-Cliffs Inc. (“Cliffs”), who operated it from 1986 until 2014. For most of its life, the mine was a joint venture owned by Stelco (37.9%), Dofasco (24.3%), Inland Steel (15.1%), Acme Steel (15.1%) and Cliffs (7.7%). However, following various mergers and acquisitions in the North American steel industry, the ownership was consolidated between Cliffs, ArcelorMittal and U.S. Steel Canada, whereby each company respectively owned a joint venture percent ownership of 26.8%, 28.6% and 44.6%. Cliffs exercised their right of first refusal in February 2010 to acquire 100% ownership of the Property.

Under Cliffs, the Scully Mine and associated pellet plant located at Pointe-Noire (near Sept-Iles, Quebec), had the capacity of producing 6 million tonnes of iron ore pellets per year via three Dravo Straight Grate Induration machines. An integrated rail system was utilized to transport the iron ore concentrate product to the pelletizer plant at Pointe-Noire utilizing a bottom dump unloading system. From there, the product could be transported via sea-going ship to clients in America or elsewhere on the seaborne market. The product produced from the Scully Mine contained higher than normal levels of manganese due to the geology of the Deposit. The Scully Mine’s integrated mine and pellet plant facilities produced two types of iron ore pellets with varying manganese contents as controlled only by the ore blends, since the concentrating process was formerly unable to reduce the manganese content in the ore.

Cliffs shut down the pellet plant in May 2013 followed by the mine and iron ore concentrator in February 2014, and placed the site on care and maintenance. The closure was due to increased costs, reduced production rates and a drastic decrease in seaborne iron ore prices combined with a decrease on pellet premium pricing. The current operator acquired the Scully Mine in July 2017 and completed a feasibility study in 2018. It then restarted mining operations and commercial production at the mine, and shipped its first seaborne iron ore concentrate in August 2019. Such feasibility study was not completed under the SEC Mining Rules.

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

Production

The following table sets forth the total iron ore products (which include pellets, chips and concentrates) shipped from the mine based upon the amounts reported to us by the Scully mine operator in 2022 and 2021:

	Year Ended
	December 31,
	2022	2021

	(tonnes)
Iron Ore Products Shipped	3,097,930	3,184,003

Other Interests

As at December 31, 2022, we had hydrocarbon interests located in west central Alberta, Canada comprised of approximately 93 producing and 62 non-producing natural gas wells and approximately 10 producing and 9 non-producing oil wells and an average 74% working interest in approximately 67,564 gross acres of land. Such hydrocarbon activities produced natural gas, natural gas liquids and to a lesser extent, oil. In March 2023, we completed the sale of such hydrocarbon assets. See “B. Business Overview – Recent Developments” for further information.

We own two industrial real estate parks in the Saxony-Anhalt region in Germany, which primarily lease out space for storage and production facilities. One of these parks is located in Arneburg, Germany and is 1,569,341 square meters, currently houses approximately 32 buildings and offers developed industrial and commercial land for greenfield investments as well as warehouses, production halls, workshops and offices. The property has railway, road and harbour connections. The other industrial park is located in Dessau, Germany and is a 111,701 square meter development property, currently houses approximately 15 buildings and offers office and administrative buildings, production halls and warehouses and land for industrial investments. The property has connections to railway and roads. Both of these industrial parks are part of the security package for the €25.0 million in principal amount of bonds issued by Merkanti Holding plc in 2019, and to the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

ITEM 4A:  UNRESOLVED STAFF COMMENTS

None.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2022, 2021 and 2020 should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere herein.

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

In April 2021, we announced that to support the Company’s core focus, the other two of our operating segments –Industrial and Merchant Banking would be classified as discontinued operations in our 2021 financial statements,beginning with our 2021 half-year results. However, due to the uncertainty caused by recent new strains of COVID-19 and various economic and other factors, our Board of Directors has determined to postpone the discontinued operations accounting treatment until further decision (or there is a certainty that a sale will be completed within one year).

Management is committed to a plan to rationalize these interests, and substantial progress has been made on both projects.  These two segments have not produced returns commensurate to that of our royalty interest, and our Board of Directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. It simplifies the Company’s corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

In the fourth quarter of 2022, we entered into an agreement to sell our hydrocarbon assets. This transaction was completed in March 2023. See “Item 4: Information on the Company - B. Business Overview – Recent Developments” for further information. In connection therewith, we reclassified our hydrocarbon assets as assets held for sale as at December 31, 2022.

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

In 2022, the average price of 62% iron ore, as reported by Platts, decreased to US$120 from US$185 per tonne in 2021, down almost 45% from its peak of US$214 in 2021. Overall, the average iron price for 65% Fe iron ore, as reported by Platts was US$139 per tonne in 2022, compared to US$185 per tonne in 2021.

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

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at December 31, 2022, the Canadian dollar had weakened by 0.5% against the Euro from the end of 2021. We recognized a $1.1 million currency translation adjustment gain, before reclassification adjustment for exchange difference to profit or loss for a subsidiary deconsolidated, in accumulated other comprehensive income within equity in 2022, compared to a currency translation adjustment loss of $6.2 million in accumulated other comprehensive income within equity in 2021. In addition, we recognized net gains of $3.9 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2022, compared to net gains of $2.8 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2021.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,
	2022	2021	2020

	(In thousands, except per share amounts)
Revenue	$63,689	$71,291	$59,432
Costs of sales and services	29,882	30,918	26,870
Selling, general and administrative expenses	28,480	21,144	19,901
Share-based compensation – selling, general and administrative	—	2,497	—
Finance costs	1,809	1,935	1,881
(Reversal of) credit losses	(47)	88	(3,108)	(1)
Impairment of assets held for sale	31,443	—	—
Net (loss) income(2)	(23,398)	7,564	369
(Loss) earnings per share – basic and diluted	(1.58)	0.51	0.03

Notes:

(1)	Such credit losses primarily related to former businesses.
(2)	Attributable to the owners of the parent company.

The following table provides a breakdown of revenue for each of the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,
	2022	2021	2020
		(In thousands)
Royalty, goods and products and services	$52,218	$60,201	$48,441
Interest	3,712	405	531
Dividends	268	244	—
Gain on securities, net	—	—	758
Other, including medical and real estate sectors	7,491	10,441	9,702
Revenue	$63,689	$71,291	$59,432

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following is a breakdown of our revenue by segment for each of the years indicated:

	Years Ended December 31,
	2022	2021

	(In thousands)
Revenue:
Royalty	$29,167	$40,335
Industrial	28,538	23,428
Merchant Banking	5,486	6,527
All Other	498	1,001
	$63,689	$71,291

In 2022, 77% of our revenues were from the Americas, 9% was from Europe and 14% were from Africa, Asia and other regions. In 2021, 87% of our revenues were from the Americas, 7% was from Europe and 6% were from Africa, Asia and other regions.

Based upon the average exchange rates for 2022, the Canadian dollar was stronger by 8.3% in value against the Euro compared to the average exchange rates for 2021.

Revenue for 2022 decreased to $63.7 million from $71.3 million in 2021, mainly as a result of decreased royalty income, partially offset by increased Industrial segment revenues that primarily resulted from higher natural gas prices in 2022. A customer in the Royalty segment located in Canada represented approximately 45% and 56%, respectively, of our total revenue for the years ended December 31, 2022 and 2021.

Revenue for our Royalty segment for 2022 decreased to $29.2 million from $40.3 million in 2021 primarily as a result of a weaker iron ore pricing environment in 2022 compared with 2021 as well as slightly lower sales tonnage.

Revenue for our Industrial segment for 2022 increased to $28.5 million from $23.4 million in 2021, primarily as a result of increased natural gas pricing.

Revenue for our Merchant Banking segment for 2022 decreased to $5.5 million from $6.5 million in 2021. The decrease primarily resulted from the discontinuance of a product line.

Revenue for our All Other segment was $0.5 million in 2022 and $1.0 million in 2021.

In 2022, total revenues include revenues of $52.2 million from royalty, goods and products and services, of which 57% was from our iron ore royalty, 35% was from hydrocarbons, 0% was from food products and 8% was from electricity and power. In 2021, total revenues included revenues of $60.2 million from royalty, goods and products and services, of which 68% was from our iron ore royalty, 22% was from hydrocarbons, 5% was from food products and 5% was from electricity and power.

Costs of sales and services decreased to $29.9 million in 2022 from $30.9 million in 2021, primarily as a result of a gain on derivatives incurred in 2021 in connection with iron ore prices. The following is a breakdown of our costs of sales and services for each of the years indicated:

	Years Ended December 31,
	2022	2021

	(In thousands)
Royalty, goods and products and services	$23,677	$22,933
Reversal of write-down of inventories	(21)	(19)
Gain on derivative contracts, net	—	(1,376)
Fair value gain on investment property, net of write-down of real estate for sale	(96)	(407)
Gain on disposition of subsidiary, net	(264)	—
Gains on settlements and derecognition of liabilities	(69)	(390)
Changes in fair value of a loan payable measured at FVTPL	141	1,616
Losses on securities, net	2,436	2,320
Other, including medical and real estate sectors	4,078	6,241
Total costs of sales and services	$29,882	$30,918

We recognized a gain on settlements and derecognition of liabilities of $0.1 million in 2022, compared to $0.4 million in 2021.

We recognized a net loss on securities primarily relating to trading securities of $2.4 million in 2022, compared to $2.3 million in 2021. These losses related to realized losses on certain trading securities and a fair value loss on an unlisted security (in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine) measured at fair value through profit and loss due to a higher discount rate at year end.

We recognized a net gain on the disposition of a subsidiary of $0.3 million in 2022, compared to $nil in 2021. The net gain on disposition of a subsidiary consisted of the reclassification of exchange differences from other comprehensive income and the difference between the book value of such net assets (or net liabilities) and the consideration received.

We recognized a fair value gain on investment property, net of write-down of real estate for sale of $0.1 million in 2022, compared to $0.4 million in 2021.

We also recognized $4.1 million of other costs relating to medical and real estate sectors in 2022, compared to $6.2 million in 2021. The decrease was primarily the result of lower revenues in the medical sector.

We recognized a net gain on derivative contracts of $1.4 million in 2021. This income was generated from premiums of put options sold and gains from futures as a result of a decline in iron ore prices in the second half of 2021.

In 2022, we recognized a non-cash impairment of $31.4 million related to assets held for sale primarily related to a non-cash impairment loss recognized in connection with the reclassification of our hydrocarbon assets as assets held for sale as at December 31, 2022. The assets were sold in March 2023.

Selling, general and administrative expenses increased to $28.5 million in 2022 from $21.1 million in 2021 primarily due to greater legal and consulting fees and reimbursements of expenses.

In 2022, we recognized a net foreign currency transaction gain of $3.9 million compared to $2.8 million in 2021, in our consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

In 2022 and 2021, finance costs were $1.8 million and $1.9 million, respectively. These related primarily to interest on Merkanti’s publicly listed bonds.

In 2022 we recognized a reversal of credit losses of $47,000, compared to credit losses on loans and receivables and guarantees of $0.1 million in 2021.

In 2021 we recognized share-based compensation expenses of $2.5 million in connection with the grant of options to directors, officers and key employees during the period. We did not recognize any share-based compensation expense in 2022.

We recognized an income tax recovery (other than resource property revenue taxes) of $6.2 million in 2022, compared to an income tax expense of $2.3 million in 2021. The recovery primarily related to the recognition of impairment loss of $31.4 million on assets held for sale. Excluding resource property revenue taxes, we paid $0.2 million in income tax in cash during 2022 and, in 2021, we paid $0.6 million in income tax in cash. We also recognized a resource property revenue tax expense of $5.7 million in 2022 compared to $7.9 million in 2021.

Overall, we recognized an income tax recovery of $0.5 million (income tax recovery of $6.2 million and resource property revenue tax expense of $5.7 million) in 2022, compared to an income tax expense of $10.2 million (income tax expense of $2.3 million and resource property revenue tax expense of $7.9 million) in 2021.

In 2022, our net loss attributable to shareholders was $23.4 million, or $1.58 per share on a basic and diluted basis, compared to net income attributable to shareholders of $7.6 million, or $0.51 per share on a basic and diluted basis in 2021.

In 2022, our EBITDA loss was $11.4 million, compared to EBITDA of $30.5 million in 2021. Our EBITDA loss in 2022 included a non-cash impairment related to the sale of our hydrocarbon properties of $31.4 million.

The following is a reconciliation of our net loss to EBITDA for each of the years indicated:

	Years Ended December 31,
	2022	2021

	(In thousands)
Net (loss) income for the year(1)	$(23,407)	$7,371
Income tax (recovery) expense	(549)	10,176
Finance costs	1,809	1,935
Depreciation, depletion and amortization	10,699	11,023
EBITDA (loss)	$(11,448)	$30,505

Note:

(1)Includes net loss attributable to non-controlling interests.

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

Revenue for 2021 increased to $71.3 million from $59.4 million in 2020, mainly as a result of increased iron ore prices in the first half of 2021, an increase in production at the mine underlying our royalty interest and, to a lesser extent, an increase in natural gas pricing in 2021. A customer in the Royalty segment located in Canada represented approximately 56% and 53%, respectively, of our total revenue for the years ended December 31, 2021 and 2020.

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

	Years Ended December 31,
	2021	2020

	(In thousands)
Royalty, goods and products and services	$22,933	$22,102
(Reversal) write-down of inventories	(19)	469
Gain on derivative contracts, net	(1,376)	—
Fair value gain on investment property, net of write-down of real estate for sale	(407)	(757)
Loss on dispositions of subsidiaries, net	—	546
Gains on settlements and derecognition of liabilities	(390)	(2,600)
Changes in fair value of a loan payable measured at FVTPL	1,616	549
Losses on securities, net	2,320	—
Other, including medical and real estate sectors	6,241	6,561
Total costs of sales and services	$30,918	$26,870

We recognized a gain on settlements and derecognition of liabilities of $0.4 million in 2021, compared to $2.6 million in 2020.

We recognized a net loss on securities primarily relating to listed equity securities of $2.3 million in 2021.

We recognized a net gain on derivative contracts of $1.4 million in 2021, compared to $nil in 2020. This income was generated from premiums of put options sold and gains from futures as a result of a decline in iron ore prices in the second half of 2021.

We recognized a net loss on dispositions of subsidiaries of $0.5 million in 2020. Net gain or loss on dispositions of subsidiaries consisted of the reclassification of exchange differences from other comprehensive income and the difference between the book value of such net assets (or net liabilities) and the consideration received. The subsidiaries disposed in 2020 comprised non-operating entities, which will not have an impact on our operations going forward.

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

In 2021 and 2020, finance costs were $1.9 million. These related primarily to interest on Merkanti’s publicly listed bonds.

In 2021 we recognized credit losses of $0.1 million, compared to a reversal of credit losses on loans and receivables and guarantees of $3.1 million in 2020.

We recognized an income tax expense (other than resource property revenue taxes) of $2.3 million in 2021, compared to $4.9 million in 2020. The decrease in the income tax expense in 2021 was primarily the result of a one-time reduction in deferred tax liability as a result of an internal reorganization. Excluding resource property revenue taxes, we paid $0.6 million in income tax in cash during 2021 and, in 2020, we did not pay any income tax in cash. We also recognized a resource property revenue tax expense of $7.9 million in 2021 compared to $6.1 million in 2020.

Overall, we recognized an income tax expense of $10.2 million (income tax expense of $2.3 million and resource property revenue tax expense of $7.9 million) in 2021, compared to $11.0 million (income tax expense of $4.9 million and resource property revenue tax expense of $6.1 million) in 2020.

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

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	December 31,
	2022	2021

	(In thousands, except ratio amounts)
Total debt(1)	$35,538	$35,227
Less: cash	(63,717)	(54,873)
Net debt	Not applicable	Not applicable
Shareholders’ equity	325,158	365,600
Net debt-to-equity ratio	Not applicable	Not applicable

Note:

(1)	Long-term debt includes bonds payable and does not include: (a) a non-interest bearing loan payable of $7.4 million as at December 31, 2022 and $6.8 million as at December 31, 2021 which is measured at fair value through profit or loss and does not have a fixed repayment date. See “– Financial Position”; and (b) long-term lease liabilities of $0.3 million at December 31, 2022 ($0.5 million at December 31, 2021), recognized as a consequence of IFRS 16.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2022 and 2021. Our net debt-to-equity ratio as at December 31, 2022 and 2021 was not applicable as we had a net cash balance.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	December 31,
	2022	2021

	(In thousands, except ratio amounts)
Long-term debt, less current portion(1)	$35,538	$35,227
Shareholders’ equity	325,158	365,600
Long-term debt-to-equity ratio	0.11	0.10

Note:

(1)	See note in the table immediately above.

During 2022, our strategy, which was unchanged from 2021, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at a manageable level. The ratios were stable between 2022 and 2021.

Cash Flows

Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, in addition to using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position and long-term debt below for further information.

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

The following table presents a summary of cash flows for each of the periods indicated:

	Years Ended December 31,
	2022	2021	2020
		(In thousands)
Cash flows provided by (used in) operating activities	$30,637	$(6,637)	$(21,271)
Cash flows (used in) provided by investing activities	(4,677)	(971)	3,419
Cash flows used in financing activities	(17,192)	(424)	(498)
Exchange rate effect on cash	76	(647)	3,628
Increase (decrease) in cash	$8,844	$(8,679)	$(14,722)

Cash Flows from Operating Activities

Operating activities provided cash of $30.6 million in 2022, compared to using cash of $6.6 million in 2021. In 2022, a decrease in receivables provided cash of $24.3 million, compared to an increase in receivables using cash of $24.5 million in 2021. The decrease in receivables related to a reduction in receivables from an affiliate controlled by our Chairman (see “Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions” and Notes 8 and 25 to our audited consolidated financial statements for the year ended December 31, 2022 for further information). An increase in short-term securities used cash of $12.5 million in 2022, compared to $3.9 million in 2021. This related primarily to bond investments in our banking subsidiary. An increase in account payables and accrued expenses provided cash of $9.9 million in 2022, compared to a decrease in account payables and accrued expenses using cash of $1.7 million in 2021. In 2022, an increase in deposits, prepaid and other used cash of $1.0 million, compared to a decrease in deposits, prepaid and other providing cash of $0.4 million in 2021. An increase in income tax liabilities provided cash of $0.5 million in 2022, compared to $0.6 million in 2021. A decrease in inventories provided cash of $0.3 million in 2022 and 2021. In 2022, an increase in restricted cash used cash of $0.2 million, compared to a decrease in restricted cash providing cash of $20,000 in 2021.

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

Cash Flows from Investing Activities

Investing activities used cash of $4.7 million in 2022, compared to $1.0 million in 2021. In 2022, an increase in loan receivables used cash of $6.9 million, compared to $nil in 2021. This increase related to lending within our bank subsidiary. In 2022, proceeds from the sales of investment property consisting of dispositions of plots of industrial real estate provided cash of $2.6 million, compared to $11,000 in 2021. Purchases of property, plant and equipment, net of sales, used cash of $0.5 million in 2022, compared to $1.0 million in 2021.

Investing activities used cash of $1.0 million in 2021, compared to providing cash of $3.4 million in 2020. In 2021, purchases of property, plant and equipment, net of sales, used cash of $1.0 million, compared to $0.2 million in 2020.

Cash Flows from Financing Activities

Net cash used in financing activities was $17.2 million in 2022, compared to $0.4 million in 2021. In 2022, dividends paid to the owners of our Common Shares used cash of $16.9 million, compared to $nil in 2021. In 2022, the exercise of stock options provided cash of $0.4 million, compared to $nil in 2021. Reductions in lease liabilities used cash of $0.4 million in 2022 and 2021. Dividends paid to non-controlling interests used cash of $0.3 million, compared to $nil in 2021.

Net cash used in financing activities was $0.4 million in 2021, compared to $0.5 million in 2020. In 2021, reductions in lease liabilities used cash of $0.4 million in 2021 compared to $0.5 million in 2020.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	December 31,
	2022	2021

	(In thousands)
Cash	$63,717	$54,873
Short-term securities	30,293	19,256
Trade receivables	3,829	4,164
Tax receivables	631	1,092
Other receivables	43,502	64,446
Inventories	840	1,100
Restricted cash	365	142
Deposits, prepaid and other	1,688	581
Assets held for sale	34,743	—
Total current assets	179,608	145,654
Working capital	136,636	133,306
Total assets	475,477	509,966

Account payables and accrued expenses	21,099	11,346
Income tax liabilities	1,515	1,002
Liabilities related to assets held for sale	20,358	—
Total current liabilities	42,792	12,348
Bonds payable, long-term	35,538	35,227
Loan payable, long-term	7,424	6,817
Decommissioning obligations, long-term	—	15,096
Deferred income tax liabilities	56,570	67,461
Total liabilities	142,970	137,432
Shareholders’ equity	325,158	365,600

We maintain an adequate level of liquidity, with a portion of our assets held in cash and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use liquidity for our own proprietary trading and investing activities.

As at December 31, 2022, cash increased to $63.7 million from $54.9 million as at December 31, 2021.

We had short-term securities of $30.3 million as at December 31, 2022, compared to $19.3 million as at December 31, 2021. These mainly comprised of liquid government debt securities and other securities held by our Bank in the ordinary course of business. The increase in short-term securities primarily related to the purchase of government bonds within our bank subsidiary.

Trade receivables and other receivables were $3.8 million and $43.5 million, respectively, as at December 31, 2022, compared to $4.2 million and $64.4 million, respectively, as at December 31, 2021. The decrease in other receivables primarily resulted from lower amounts owing by a related party. Included in other receivables were receivables of $5.8 million related to our iron ore royalty interest, compared to $5.8 million as at December 31, 2021. Other receivables included an indemnification asset of $6.8 million, a loan and aggregate current account receivables of $28.0 million as at December 31, 2022 from a related party, compared to other receivables including an indemnification asset of $6.8 million, a loan and aggregate current account receivables of $47.7 million as at December 31, 2021 from a related party. See “Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions” for further information.

Current tax receivables, consisting primarily of refundable value-added taxes, were $0.6 million as at December 31, 2022, compared to $1.1 million as at December 31, 2021.

Inventories decreased to $0.8 million as at December 31, 2022, from $1.1 million as at December 31, 2021.

Restricted cash increased to $0.4 million as at December 31, 2022, compared to $0.1 million as at December 31, 2021.

Deposits, prepaid and other assets were $1.7 million as at December 31, 2022, compared to $0.6 million as at December 31, 2021.

We had assets held for sale of $34.7 million as at December 31, 2022, compared to $nil as at December 31, 2021. As at December 31, 2022, we had liabilities relating to such assets held for sale of $20.4 million, which consisted of decommissioning obligations of $16.6 million and deferred income tax liabilities of $3.7 million, compared to $nil as at the end of 2021. In the fourth quarter of 2022, we entered into an agreement to sell our hydrocarbon assets located in Alberta, Canada. As the carrying amount of these assets were to be recovered through a sale transaction, the assets and related liabilities were reclassified as assets held for sale and liabilities relating to assets held for sale, respectively, as at December 31, 2022. In connection therewith, we also recognized a non-cash impairment loss of $31.4 million for an initial write-down of the assets held for sale to fair values less costs to sell. See Note 4 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

Account payables and accrued expenses were $21.1 million as at December 31, 2022, compared to $11.3 million as at December 31, 2021. The increase was primarily related to increased deposits within our bank subsidiary.

We had deferred income tax liabilities of $56.6 million as at December 31, 2022, compared to $67.5 million as at December 31, 2021.

We had bonds payable of $35.5 million as at December 31, 2022, compared to $35.2 million as at December 31, 2021.

We had a non-interest bearing loan payable, which is measured at fair value through profit or loss, of $7.4 million as at December 31, 2022, compared to $6.8 million as at December 31, 2021. The increase resulted from a change in fair value due to interest accretion. The loan does not have a fixed repayment date and the estimated fair value has been determined using a discount rate for similar investments. Please see Note 26 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

As at December 31, 2022, we had long-term decommissioning obligations of $nil, compared to $15.1 million as at December 31, 2021 relating to our former hydrocarbon properties. Such decommissioning obligations were reclassified as liabilities relating to assets held for sale as at December 31, 2022.

Long-Term Debt

As at December 31, 2022, we had long-term bonds payable of $35.5 million compared to $35.2 million as at December 31 2021. In August 2019, Merkanti Holding plc completed a public issue of bonds with an aggregate nominal amount of €25.0 million. The bonds are redeemable in August 2026, with interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate of 4.41%) and secured by our investment property and real estate for sale. To the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

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

In 2022, we reported a $1.1 million currency translation adjustment gain, before reclassification adjustment for exchange difference to profit or loss for a subsidiary deconsolidated, in accumulated other comprehensive income within equity. This compared to a $6.2 million currency translation adjustment loss under accumulated other comprehensive income within equity in 2021. This currency translation adjustment did not affect our profit and loss statement. The gain in 2022 was primarily a result of the weakening of the Canadian dollar against the Euro.

Contractual Obligations

The following table sets out our obligations and commitments including contractual obligations, bonds payable and loan payable held at fair value as at December 31, 2022.

	Payments Due by Period(1)
	(In thousands)
	Less than			More than
Contractual Obligations(2)	1 Year	1 – 3 Years	3 – 5 Years	5 Years	Total
Lease liabilities	$412	$317	$—	$—	$729
Bonds payable	1,446	2,892	36,984	—	41,322
Loan payable(3)	—	—	—	7,424	7,424
Total	$1,858	$3,209	$36,984	$7,424	$49,475

Notes:

(1)	Includes principal and interest, except for loan payable which is measured at FVTPL.
(2)	This table does not include non-financial instrument liabilities and guarantees.
(3)

Consists of a U.S. dollar loan payable to a former subsidiary, which is interest free, does not have a fixed maturity date and is measured at fair value through profit or loss. The undiscounted contractual amount due to former subsidiary out of surplus cash of the applicable subsidiary note holder is $57.0 million (US$42.1 million). The payment amount disclosed here represents its fair value as at December 31, 2022. The total amount due on December 31, 2022 or within 12 months thereafter is $nil. The actual repayment may be materially different from the amount disclosed herein. See “– Financial Position” for further information.

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

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2B to our audited consolidated financial statements for the year ended December 31, 2022, for a discussion of the significant accounting policies.

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

Identification of Cash-generating Units

Our assets are aggregated into cash-generating units, referred to as “CGUs”, for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs. Please see Notes 11 and 12 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

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

During the fourth quarter of 2022, we entered into an agreement of purchase and sale with a third-party whereby we agreed to sell them our hydrocarbon assets located in Alberta, Canada. As such these assets were classified as held for sale as at December 31, 2022. Please see “- Liquidity and Capital Resources” for further information.

Credit Losses and Impairment of Receivables

We apply credit risk assessment and valuation methods to our trade and other receivables under IFRS 9, Financial Instruments, which establishes a single forward-looking expected loss impairment model.

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

Interests in Resource Properties and Reserve Estimates

Our iron ore royalty interest had an aggregate carrying amount of $201.8 million as at December 31, 2022.

Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of our interests in resource properties, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from our hydrocarbon interests are independently evaluated by reserve engineers at least annually. In 2022, we did not recognize any impairment in respect of our interests in resource properties.

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

Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

Impairment of Other Non-Financial Assets

We had property, plant and equipment aggregating $28.9 million as at December 31, 2022, consisting mainly of a power plant. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company’s CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of our property, plant and equipment. Please see Note 11 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

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

We recognized deferred income tax assets of $9.7 million as at December 31, 2022. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

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

We comply with IFRIC 23, Uncertainty over Income Tax Treatments, which provides guidance on the recognition and measurement of tax assets and liabilities under IAS 12, Income Taxes, referred to “IAS 12” when there is uncertainty over income tax treatments. Our operations and organization structures are complex, and related tax interpretations, regulations and legislation are continually changing, and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. Significant judgement is required in the interpretations of the relevant tax laws and in assessing the probability of acceptance of our tax positions, which includes our best estimate of tax positions that are under audit or appeal by relevant taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase our income tax liabilities. In addition, the companies have filed appeals and have disputed certain issues. We perform a review on a regular basis to incorporate management’s best assessment based on information available, but additional liability and income tax expense could result based on the non-acceptance of our tax positions by the relevant taxation authorities.

Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 23 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

New Standards and Interpretations Not Yet Adopted

In January 2020, the IASB issued the final amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which affect the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The changes in Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) defers the effective date of the January 2020 Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) to annual reporting periods beginning on or after January 1, 2024. Management does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Management has chosen to adopt these amendments on January 1, 2023 and does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

In May 2021, the IASB issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where equal assets and liabilities are recognized, such as leases and asset retirement (decommissioning) obligations. Management does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

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

Name (Age)	Present Position	Date of Commencement of Office with our Company
Michael J. Smith (75)	Executive Chairman and Director	2017
Samuel Morrow (38)(1)	President, Chief Executive Officer, Chief Financial Officer and Director	2017
Dr. Shuming Zhao (71)(2)(3)(4)	Director	2017
Indrajit Chatterjee (77)(3)(4)	Director	2017
Silke S. Stenger (55)(2)(3)(4)	Director	2017
Jochen Dümler (68)(1)(2)(3)	Director	2017

Notes:

(1)	Member of the Risk Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating and Corporate Governance Committee.

Friedrich Hondl has resigned as a director and we expect to appoint a new member of our Risk Committee in due course.

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

Samuel Morrow – President, Chief Executive Officer, Chief Financial Officer and Director

Mr. Morrow was our Deputy Chief Executive Officer from 2017 to 2021 and has been our Chief Financial Officer since 2017. On May 1, 2021, Mr. Morrow became our President and Chief Executive Officer. Mr. Morrow is a Chartered Financial Analyst. Prior thereto, Mr. Morrow was previously Vice President of Tanaka Capital Management and Treasurer, Chief Financial Officer and Chief Operating Officer of the Tanaka Growth Fund. Mr. Morrow is a graduate of St. Lawrence University in New York.

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

B. Compensation

During the fiscal year ended December 31, 2022, we paid an aggregate of approximately $2.0 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2022 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2022 to our executive officers:

				Non-equity incentive
				compensation plan
				compensation
				($)(1)
		Share-	Option-
		based	based	Annual	Long-term	Pension	All other	Total
	Salary	awards	awards	incentive	incentive	value	compensation	compensation
Name and Principal Position	($)	($)	($)	plans	plans	($)	($)	($)
Michael J. Smith Executive Chairman	466,104(2)	—	—	120,000	—	—	264,137(3)	850,241
Samuel Morrow President, Chief Executive Officer(4) and Chief Financial Officer	363,063	—	—	—	—	142,362(5)	603,720(4)(6)	1,109,145

Notes:

(1)	All awards under our non-equity incentive compensation plans are paid during the financial year they were earned.
(2)	Consists of net pay.
(3)	Consists of housing allowances and expenses.
(4)	Includes payments made directly as well as fees and incentive plan payments made to a controlled company.
(5)	Consists of a defined contribution retirement plan.
(6)	Consists of medical and other customary perquisites.

For the purposes of the above table, compensation amounts were translated to Canadian dollars at the applicable exchange rate at the date of the transaction or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rates as at the date of the transactions.

Directors’ Compensation

The following table provides a summary of compensation paid by us to, or earned by, the directors of our company during the fiscal year ended December 31, 2022:

Director Compensation Table
		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	Earned	awards	awards	compensation	Value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Michael J. Smith(1)	—	—	—	—	—	—	—
Dr. Shuming Zhao	97,398	—	—	—	—	—	97,398
Indrajit Chatterjee	90,704	—	—	—	—	—	90,704
Silke S. Stenger	184,828	—	—	—	—	—	184,828
Friedrich Hondl	181,091	—	—	—	—	—	181,091
Jochen Dümler	112,131	—	—	—	—	—	112,131
Samuel Morrow(2)	—	—	—	—	—	—	—

Notes:

(1)	Compensation provided to Mr. Smith, in his capacity as Chairman is disclosed in the table above under the heading “Executive Officers”.
(2)	Compensation provided to Mr. Morrow, in his capacity as President, Chief Executive Officer and Chief Financial Officer is disclosed in the table above under the heading “Executive Officers”.

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

Pension Plan Benefits

As of December 31, 2022, other than as disclosed herein, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.

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

Our board is currently comprised of Michael J. Smith, Indrajit Chatterjee, Shuming Zhao, Silke S. Stenger, Jochen Dümler and Samuel Morrow.

Other than as discussed elsewhere herein, there are no service contracts between our company and any of our directors providing for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has established an Audit Committee. Our Audit Committee currently consists of Silke S. Stenger, Dr. Shuming Zhao and Jochen Dümler. The Audit Committee operates pursuant to a charter adopted by our board of directors on December 18, 2021, a copy of which is available online at our website at www.scullyroyalty.com. The Audit Committee is appointed by and generally acts on behalf of the board of directors. The Audit Committee is responsible primarily for monitoring: (i) the integrity of our financial statements; (ii) compliance with legal and regulatory requirements; (iii) the independence, qualifications and performance of our independent auditors; and (iv) the performance and structure of our internal audit function. The Audit Committee also reviews and approves our hiring policies, establishes our procedures for dealing with complaints, oversees our financial reporting processes and consults with management and our independent auditors on matters related to our annual audit and internal controls, published financial statements, risk assessment and risk management, accounting principles and auditing procedures being applied.

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

Our board of directors has established a Risk Committee. Our Risk Committee currently consists of Jochen Dümler and Samuel Morrow. The Risk Committee reviews and reports to our board of directors respecting our business risks and risk mitigation strategies. We expect to appoint an additional director to the Risk Committee in due course.

D. Employees

At December 31, 2022, 2021 and 2020, we employed approximately 71, 78 and 81 people, respectively.

E. Share Ownership

There were 14,822,251 Common Shares, 1,894,127 stock options and no share purchase warrants issued and outstanding as of December 31, 2022. Of the Common Shares and stock options issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2022, beneficially owned the following Common Shares and held the following stock options:

Percentage of total
	Common Shares	Common Shares	Stock options
	beneficially owned	outstanding	held
Name and principal position	(#)	(%)	(#)
Michael J. Smith Executive Chairman and Director	128,393	0.9%	14,715(1)
Samuel Morrow President, Chief Executive Officer and Director	9,888	—*	541,512(2)
Dr. Shuming Zhao Director	—	—	54,150(3)
Indrajit Chatterjee Director	—	—	54,150(3)
Silke S. Stenger Director	—	—	54,150(3)
Jochen Dümler Director	—	—	54,150(3)
Friedrich Hondl Former Director	2,353	—*	54,150(3)

Notes:

(1)	The options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027.
(2)	70,632 options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027 and 470,880 options are exercisable at a price of US$11.17 per Common Share and expire on May 4, 2031.
(3)	14,126 options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027 and 40,024 options are exercisable at a price of US$11.17 per Common Share and expire on May 4, 2031.

*Less than 0.1%.

2017 Equity Incentive Plan

The 2017 Equity Incentive Plan, referred to as the “Incentive Plan”, was adopted by the Company on July 14, 2017. At our annual meeting of shareholders held on December 29, 2021, shareholders approved an amendment to the plan to: (i) increase the total number of our Common Shares under the plan by 677,364 Common Shares to 2,239,027 (after giving effect to adjustments under the Incentive Plan in connection with stock dividends declared in 2021); (ii) increase the maximum number of Common Shares subject to options and stock appreciation rights that may be granted to any one Covered Employee (as defined in the Incentive Plan) to 400,000; and (iii) increase the maximum number of Common Shares that may be granted to any one Covered Employee during the fiscal year where such participant’s employment commences to 425,000 and 400,000 for all other fiscal years.

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

In addition, the aggregate number of securities issuable to all non-employee directors cannot exceed 1% of the Company’s issued and outstanding Common Shares and the aggregate fair value of Awards (as defined in the Incentive Plan) granted to any one non-employee director cannot exceed US$100,000 in any one year.

As at December 31, 2022 and the date hereof, 1,894,127 Common Shares were subject to outstanding awards under the Incentive Plan and 278,405 Common Shares were available for future awards under the Incentive Plan.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

There were 14,822,251 Common Shares issued and outstanding as of April 20, 2023. Persons known to us to be the beneficial owner of more than five percent (5%) of our Common Shares as of April 20, 2023:

	Amount	Percent of
Name	Owned	Class(1)
Peter Kellogg, group(2)	5,293,276	35.7%
Lloyd Miller, III(3)	1,842,087	12.4%

Notes:

(1)	Based on 14,822,251 Common Shares issued and outstanding on April 20, 2023.
(2)	Based on a Schedule 13D/A filed by Peter R. Kellogg and dated July 17, 2022, in which Mr. Kellogg disclosed that he beneficially owns an aggregate of 5,293,276 Common Shares over which Mr. Kellogg has sole dispositive and voting power.
(3)	Based on a Schedule 13G/A filed on February 7, 2022 by Mr. Neil Subin. As disclosed in such filing, Neil Subin succeeded to the position of President and Manager of Milfam, LLC which serves as manager, general partner or investment advisor of a number of entities formerly managed by the late Lloyd Miller, III. He also serves as trustee of a number of Miller family trusts.

As of April 20, 2023, there were 14,822,251 Common Shares issued and outstanding held by 127 registered shareholders. Of those Common Shares issued and outstanding, 14,724,706 Common Shares were registered in the United States (123 registered shareholders).

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

We had the following transactions with related parties:

Years ended December 31:	2022	2021	2020

	(In thousands)
Fee income	$1,191	$1	$9
Other income	462	—	86
Dividends received	198	198	—
Royalty expenses	(682)	(700)	(660)
Reversal of expected credit loss allowance	—	—	15
Fee expenses	(2,198)	—	(80)
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(4,914)	(1,007)	(276)

We have, from time to time, entered into arrangements with a company owned by our Chairman to assist us to comply with various local regulations and requirements, including the recently introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are also utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for our ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by our Chairman or the company controlled by him. Pursuant to this arrangement, as at December 31, 2022, we held: (i) an indemnification asset of $6.8 million relating to a secured indemnity provided by such company to our subsidiary to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of our subsidiaries and another subsidiary that was put into dissolution by us in 2019; (ii) a loan to such company of $0.9 million, which was made in 2019 in order to facilitate the acquisition of securities for our benefit. The loan initially bore interest at 6.3% and subsequently became non-interest bearing; and (iii) current account receivables of $27.1 million. We also had current accounts payable of $3.8 million due to the aforesaid affiliate as at December 31, 2022.

In addition, pursuant to this arrangement, during 2022, 2021 and 2020, we reimbursed such company $4.9 million, $1.0 million and $0.3 million (as set forth in the table above), respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, we had royalty expenses of $0.7 million in each of 2022, 2021 and 2020, that were paid to a company in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine.

Please see Note 25 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

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

We and certain of our subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the group in the amount of approximately $68.4 million (€43.8 million) as at December 31, 2020. We believe that such claim is without merit and intend to vigorously defend such claim. In the second half of 2021, we were informed of a proposed amendment to the claim which, if allowed, would increase the principal amount to approximately $116.8 million (€80.8 million), plus interest and costs, as at December 31, 2022. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on our financial condition or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to the outcome.

Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations as at December 31, 2022. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current evaluations are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 23 to our audited consolidated financial statements for the year ended December 31, 2022 for further information.

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

In 2022, we declared and paid the following cash dividends:

●	$0.25 (US$0.18) per Common Share paid on March 4, 2022 to shareholders of record on February 21, 2022;
●	$0.34 (US$0.27) per Common Share paid on May 23, 2022 to shareholders of record on May 10, 2022;
●	$0.33 (US$0.26) per Common Share paid on August 26, 2022 to shareholders of record on August 12, 2022; and
●	$0.21 (US$0.16) per Common Share paid on December 6, 2022 to shareholders of record on November 22, 2022.

On the date hereof, we announced a dividend of $0.23 (US$0.17) per Common Share payable on May 19, 2023 to shareholders of record on May 9, 2023.

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

C. Material Contracts

There are no material contracts outside of the ordinary course of business to which we are a party.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents and agreements concerning our company may be inspected at Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336.

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

Please refer to Note 26 of our audited consolidated financial statements for the year ended December 31, 2022, for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2022.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2022. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on this evaluation, management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We will provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336.

ITEM 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2022 by Smythe LLP were $680,000 (before goods and services tax). The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2021 by Smythe LLP were $490,000 (before goods and services tax).

Audit-Related Fees

During each of the years ended December 31, 2022 and 2021, no fees were billed, respectively, by Smythe LLP for services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category “Audit Fees” above.

Tax Fees

During the fiscal year ended December 31, 2022, $86,850 (before goods and services tax) was billed by Smythe LLP for tax, compliance services and $nil was billed by Smythe LLP for tax advice and tax planning. During the fiscal year ended December 31, 2021, no fees were billed by BDO LLP for tax, compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended December 31, 2022, $4,500 (before goods and services tax) was billed by Smythe LLP. During the fiscal year ended December 31, 2021, $3,000 was billed by Smythe LLP for services not related to audit or tax.

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

ITEM 16H:  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17:  FINANCIAL STATEMENTS

Not applicable. Please see “Item 18: Financial Statements”.

ITEM 18:  FINANCIAL STATEMENTS

The following attached audit reports and financial statements are incorporated herein:

1.	Report of Independent Registered Public Accounting Firm (Smythe LLP, Vancouver, Canada: PCAOB ID # 995)	60
2.	Consolidated statements of financial position as of December 31, 2022 and 2021	63
3.	Consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020	64
4.	Consolidated statements of comprehensive loss for the years ended December 31, 2022, 2021 and 2020	65
5.	Consolidated statements of changes in equity for the years ended December 31, 2022, 2021 and 2020	66
6.	Consolidated statements of cash flows for the years ended December 31, 2022, 2021 and 2020	67
7.	Notes to consolidated financial statements	68

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Scully Royalty Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Scully Royalty Ltd. and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows, for each of the years in the three year period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Assessment of the recoverable amounts of nonfinancial assets: interest in the Scully iron ore mine and power plant

As discussed in Notes 11 and 12 to the consolidated financial statements, the Group has interests in the Scully iron ore mine of $201.8 million, and power plant assets of $25.8 million as at December 31, 2022. Indicators of impairment were identified for these assets as a result of the Group’s market capitalization being significantly lower than the net assets of the Group throughout 2022 and significant fluctuations in commodity prices. The Group estimated the recoverable amounts of these non-financial assets using forecasted production and sales levels, future prices of the underlying commodities, forecasted operating costs, and expected inflation and discount rates.

We identified the assessment of the recoverable amounts in these nonfinancial assets as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to determine these recoverable amounts. Significant assumptions utilized in determining the recoverable amounts included forecasted production and sales levels, future commodity prices, operating costs, and expected inflation and discount rates. Minor changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amounts. In addition, auditor judgment and reliance on specialists were required to assess the mineral resources and reserves, replacement cost and salvage values, which form the basis of the recoverable values.

Our audit procedures related to the assessment of forecasted production and sales levels, future prices of the underlying commodities, forecasted operating costs, expected inflation rates, and the selection of the discount rates included the following, among others:

●	We evaluated the estimate of forecasted production and sales levels by comparing historical estimates to actual results, future estimates to past results, while assessing the anticipated impact of production enhancements.
●	With the assistance of valuation specialists, we evaluated the reasonability of the valuation methodology and the related discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates used by management.
●	We used the work of management’s specialists in performing the procedures to evaluate the reasonability of the estimates used to determine the recoverable value of the Group’s interest in these assets. As a basis for using the work of management’s specialists, we performed the following:
-	Ensured the specialists’ qualifications were appropriate, and the Group’s relationship with the specialists was assessed for biases.
-	We evaluated the methods and assumptions used by the specialists, tested the data used by the specialists and performed an assessment of the specialists’ findings.
-	We evaluated whether the significant assumptions used, such as expected disposal value of certain assets, were reasonable.

Fair value of investment properties

As discussed in Note 10 to the consolidated financial statements, the Group has investment properties of $31.9 million as at December 31, 2022. The Group has elected the fair value model for investment properties where these assets are measured at fair value subsequent to initial recognition on the consolidated statements of financial position.

We identified the fair value of investment properties as a critical audit matter. The estimates and assumptions with the highest degree of subjectivity and impact on the fair value of the investment properties are future expected market rents and revenues, vacancy rates, operating costs, and discount rates. Auditing these estimates and assumptions require a high degree of judgment as the estimation made by management contains significant measurement uncertainty. This resulted in an increased extent of audit effort, including the use of fair value specialists.

Our audit procedures related to the future expected market rents and revenues, vacancy rates, operating costs, and discount rates included the following, among others:

●	Tested management’s future expected market rents and revenues, vacancy rates, operating costs and discount rates through independent analysis and comparison to external sources including objective contractual information, and observable economic indicators, where applicable.
●	Evaluated management’s ability to accurately estimate fair values and future expected market rents and revenues, vacancy rates and operating costs by comparing management’s historical fair value estimates and forecasts to actual results.

●	With the assistance of valuation specialists, we evaluated the reasonableness of the valuation methodology and determination of discount rates by testing the source information underlying the determination of discount rates, developing a range of independent estimates and comparing those to the discount rates used, and considered recent market transactions.
●	We used the work of management’s specialists in performing the procedures to evaluate the reasonableness of the estimates used to estimate fair values of investment properties. As a basis for using the work of management’s specialists, we performed the following:
-	We ensured the specialists’ qualifications were appropriate, and the Group’s relationship with the specialists was assessed for biases.
-	We evaluated the methods and assumptions used by the specialists, tested the data used by the specialists and performed an assessment of the specialists’ findings.
-	We evaluated whether the significant assumptions used were reasonable considering the past performance of the Group, consistency with industry metrics and whether they were consistent with evidence obtained in other areas of the audit.

/s/ Smythe LLP

Smythe LLP

Chartered Professional Accountants

We have served as the Group's auditor since 2020.

Vancouver, Canada

April 26, 2023

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Canadian Dollars in Thousands)

		December 31,	December 31,
	Notes	2022	2021
ASSETS
Current Assets
Cash		$63,717	$54,873
Securities	6	30,293	19,256
Trade receivables	7	3,829	4,164
Tax receivables		631	1,092
Other receivables	8	43,502	64,446
Inventories	9	840	1,100
Restricted cash		365	142
Deposits, prepaid and other		1,688	581
Assets held for sale	4	34,743	—
Total current assets		179,608	145,654
Non-current Assets
Securities	6	2,435	3,625
Real estate for sale	15	12,920	12,867
Investment property	10, 15	31,850	34,430
Property, plant and equipment	11	28,871	49,065
Interests in resource properties	12	201,802	254,706
Deferred income tax assets	13	9,677	9,619
Other		8,314	—
Total non-current assets		295,869	364,312
		$475,477	$509,966
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	14	$21,099	$11,346
Income tax liabilities		1,515	1,002
Liabilities relating to assets held for sale	4	20,358	—
Total current liabilities		42,972	12,348
Non-current Liabilities
Bonds payable	15, 24	35,538	35,227
Loan payable	26	7,424	6,817
Decommissioning obligations	16	—	15,096
Deferred income tax liabilities	13	56,570	67,461
Other		466	483
Total non-current liabilities		99,998	125,084
Total liabilities		142,970	137,432
Equity
Capital stock, fully paid	17	19	19
Additional paid-in capital	17	313,070	312,468
Treasury stock	17	(2,643)	(2,643)
Contributed surplus		18,687	18,988
(Deficit) retained earnings		(31,499)	9,078
Accumulated other comprehensive income		27,524	27,690
Shareholders’ equity		325,158	365,600
Non-controlling interests		7,349	6,934
Total equity		332,507	372,534
		$475,477	$509,966

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands, Except per Share Amounts)

	Notes	2022	2021	2020
Gross revenues	18	$63,689	$71,291	$59,432

Costs and expenses:
Costs of sales and services	18	29,882	30,918	26,870
Selling, general and administrative	18	28,480	21,144	19,901
Selling, general and administrative - share-based compensation	19	—	2,497	—
Finance costs		1,809	1,935	1,881
(Reversal of) credit losses	18	(47)	88	(3,108)
Impairment of assets held for sale	4	31,443	—	—
Exchange differences on foreign currency transactions, net (gain) loss		(3,922)	(2,838)	2,709
		87,645	53,744	48,253

(Loss) income before income taxes		(23,956)	17,547	11,179
Income tax recovery (expense):
Income taxes	20	6,207	(2,289)	(4,893)
Resource property revenue taxes	20	(5,658)	(7,887)	(6,074)
	20	549	(10,176)	(10,967)
Net (loss) income for the year		(23,407)	7,371	212
Net loss attributable to non-controlling interests		9	193	157
Net (loss) income attributable to owners of the parent company		$(23,398)	$7,564	$369

(Loss) earnings per share:
Basic	21	$(1.58)	$0.51	$0.03
Diluted	21	$(1.58)	$0.51	$0.03

Weighted average number of common shares outstanding
Basic	21	14,811,118	14,779,302	14,779,302
Diluted	21	14,811,118	14,908,312	14,779,302

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

For the Years Ended December 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

	2022	2021	2020
Net (loss) income for the year	$(23,407)	$7,371	$212
Other comprehensive (loss) income, net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	1,136	(6,217)	7,219
Reclassification adjustment for exchange differences to consolidated statements of operations for subsidiaries deconsolidated	9	—	215
Net exchange difference	1,145	(6,217)	7,434
Fair value (loss) gain on securities at fair value through other comprehensive income	(920)	(57)	150
Reclassification of impairment charge to consolidated statements of operations	—	219	(97)
Net fair value (loss) gain on securities at fair value through other comprehensive income	(920)	162	53
	225	(6,055)	7,487

Total comprehensive (loss) income for the year	(23,182)	1,316	7,699
Comprehensive (gain) loss attributable to non-controlling interests	(382)	243	233
Comprehensive (loss) income attributable to owners of the parent company	$(23,564)	$1,559	$7,932

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

							Accumulated Other
	Capital Stock		Treasury Stock		Contributed Surplus		Comprehensive Income (Loss)
							Securities at
							Fair Value
							Through
						(Deficit)	Other	Currency	Share-	Non-
	Number		Number		Share-based	Retained	Comprehensive	Translation	holders’	controlling	Total
	of Shares	Amount	of Shares	Amount	Compensation	Earnings	Income	Adjustments	Equity	Interests	Equity
Balance at January 1, 2020	12,620,448	$312,487	(65,647)	$(2,643)	$16,627	$1,009	$(145)	$26,277	$353,612	$8,402	$362,014

Net income (loss)	—	—	—	—	—	369	—	—	369	(157)	212
Issuance of shares in a subsidiary to a non-controlling interest	—	—	—	—	—	—	—	—	—	8	8
Dividends paid/payable to non-controlling interest	—	—	—	—	—	—	—	—	—	(37)	(37)
Disposition of a subsidiary	—	—	—	—	—	—	—	—	—	(960)	(960)
Net fair value gain	—	—	—	—	—	—	53	—	53	—	53
Net exchange differences	—	—	—	—	—	—	—	7,510	7,510	(76)	7,434
Balance at December 31, 2020	12,620,448	312,487	(65,647)	(2,643)	16,627	1,378	(92)	33,787	361,544	7,180	368,724

Net income (loss)	—	—	—	—	—	7,564	—	—	7,564	(193)	7,371
Shares issued from stock dividends (Note 17)	2,236,133	—	(11,632)	—	—	—	—	—	—	—	—
Forfeiture of stock options (Note 19)	—	—	—	—	(136)	136	—	—	—	—	—
Share-based compensation	—	—	—	—	2,497	—	—	—	2,497	—	2,497
Dividends payable to non-controlling interest	—	—	—	—	—	—	—	—	—	(3)	(3)
Net fair value gain	—	—	—	—	—	—	162	—	162	—	162
Net exchange differences	—	—	—	—	—	—	—	(6,167)	(6,167)	(50)	(6,217)
Balance at December 31, 2021	14,856,581	312,487	(77,279)	(2,643)	18,988	9,078	70	27,620	365,600	6,934	372,534

Net loss	—	—	—	—	—	(23,398)	—	—	(23,398)	(9)	(23,407)
Exercise of stock options (Note 17)	42,949	602	—	—	(196)	—	—	—	406	—	406
Forfeiture of stock options	—	—	—	—	(105)	105	—	—	—	—	—
Share subscription from non-controlling interest	—	—	—	—	—	—	—	—	—	21	21
Dividends paid to owners of the Company	—	—	—	—	—	(16,928)	—	—	(16,928)	—	(16,928)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	(344)	(344)
Disposition of ownership interest to non-controlling interest	—	—	—	—	—	(356)	—	—	(356)	356	—
Net fair value loss	—	—	—	—	—	—	(920)	—	(920)	—	(920)
Net exchange differences	—	—	—	—	—	—	—	754	754	391	1,145
Balance at December 31, 2022	14,899,530	$313,089	(77,279)	$(2,643)	$18,687	$(31,499)	$(850)	$28,374	$325,158	$7,349	$332,507

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

	Notes	2022	2021	2020
Cash flows from operating activities:
Net (loss) income for the year		$(23,407)	$7,371	$212
Adjustments for:
Amortization, depreciation and depletion		10,699	11,023	11,470
Exchange differences on foreign currency transactions		(3,922)	(2,838)	2,709
Loss (gain) on securities	18	2,436	2,320	(758)
Gain on derivatives	18	—	(1,376)	—
(Gain) loss on dispositions of subsidiaries	18	(264)	—	546
Impairment of assets held for sale	4	31,443	—	—
Share-based compensation	19	—	2,497	—
(Recovery of) deferred income taxes	20	(7,557)	2,074	4,798
Interest accretion		385	332	143
Change in fair value of investment property and real estate held for sale	18	(96)	(407)	(757)
Change in fair value of a loan payable measured at FVTPL	18	141	1,616	549
(Reversal of) credit losses	18	(47)	88	(3,108)
(Reversal of) write-downs of inventories	18	(21)	(19)	469
Write-offs of intangible assets and prepaid		—	—	25
Gains on settlements and derecognition of liabilities	18	(69)	(390)	(2,600)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities		(12,509)	(3,949)	(2,608)
Receivables		24,269	(24,489)	(33,847)
Inventories		295	333	517
Restricted cash		(211)	20	(60)
Deposits, prepaid and other		(1,034)	415	97
Account payables and accrued expenses		9,876	(1,685)	521
Income tax liabilities		509	563	26
Other		(279)	(136)	385
Cash flows provided by (used in) operating activities		30,637	(6,637)	(21,271)
Cash flows from investing activities:
Purchases of property, plant and equipment, net		(472)	(982)	(227)
Proceeds from sales of investment property		2,643	11	4,564
Increase in loan receivables		(6,848)	—	(265)
Dispositions of subsidiaries, net of cash and cash equivalents disposed of		—	—	(873)
Other		—	—	220
Cash flows (used in) provided by investing activities		(4,677)	(971)	3,419
Cash flows from financing activities:
Dividends paid to owners of the Company	22	(16,928)	—	—
Reductions in lease liabilities	24	(350)	(424)	(451)
Exercise of stock options		406	—	—
Dividends paid to non-controlling interests		(341)	—	(30)
Other		21	—	(17)
Cash flows used in financing activities		(17,192)	(424)	(498)
Exchange rate effect on cash		76	(647)	3,628
Increase (decrease) in cash		8,844	(8,679)	(14,722)
Cash, beginning of year		54,873	63,552	78,274
Cash, end of year		$63,717	$54,873	$63,552
Supplemental cash flows disclosures (see Note 24)
Interest received		$491	$221	$484
Dividends received		268	244	11
Interest paid		(1,562)	(1,747)	(1,880)
Income taxes paid		(5,876)	(9,526)	(3,730)

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 1. Nature of Business

Scully Royalty Ltd. (“Scully” or the “Company”) is incorporated under the laws of the Cayman Islands. Scully and the entities it controls are collectively known as the “Group” in these consolidated financial statements. The Group’s core asset is a 7% net revenue royalty interest in the Scully iron ore mine in Newfoundland & Labrador, Canada. Scully is listed on the New York Stock Exchange under the symbol SRL. The Company’s primary business office is Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336.

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

In assessing the Group’s ability to continue as a going concern and the appropriateness of assuming the going concern basis in the preparation of its consolidated financial statements, management considered the impact and potential impact from the outbreak of a novel coronavirus (“COVID-19”) in 2019 and the subsequent spread of the virus globally through 2020 to early 2023 and the ongoing Russia-Ukraine war since February 2022 (see Note 2D(v)).

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

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

When the Group loses control of a subsidiary, it: (a) derecognizes (i) the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost and (ii) the carrying amount of any non-controlling interests in the former subsidiary at the date when control is lost (including any components of other comprehensive income attributable to them); (b) recognizes (i) the fair value of the consideration received, if any, from the transaction, event or circumstances that resulted in the loss of control, (ii) if the transaction, event or circumstances that resulted in the loss of control involves a distribution of shares of the subsidiary to owners in their capacity as owners, that distribution and (iii) any investment retained in the former subsidiary at its fair value at the date when control is lost; (c) reclassifies to profit or loss, or transfers directly to retained earnings if required by IFRS, the amounts recognized in other comprehensive income in relation to the subsidiary; and (d) recognizes any resulting difference as a gain or loss under costs of sales and services in profit or loss attributable to the owners of Scully.

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

DECEMBER 31, 2022, 2021 and 2020

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

The following table sets out exchange rates for the translation of the Euro and United States dollar, which represented the major trading currencies of the Group, into the Canadian dollar:

	EUR	US$
Closing rate at December 31, 2022	1.4458	1.3544
Average rate for the year 2022	1.3696	1.3013
Closing rate at December 31, 2021	1.4391	1.2678
Average rate for the year 2021	1.4828	1.2535
Closing rate at December 31, 2020	1.5608	1.2732
Average rate for the year 2020	1.5298	1.3415

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

DECEMBER 31, 2022, 2021 and 2020

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

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. The Group does not depreciate or amortize a non-current asset while it is classified as held for sale. Immediately before the initial classification of the assets (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are measured in accordance with applicable IFRS.

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

DECEMBER 31, 2022, 2021 and 2020

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

A gain or loss on a financial asset or financial liability classified as FVTPL is recognized in profit or loss for the period in which it arises. A gain or loss on a financial asset measured at FVTOCI is recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses, until the financial asset is derecognized. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. Interest calculated using the effective interest method is recognized in profit or loss. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in profit or loss when the financial asset or financial liability is derecognized or impaired and through the amortization process.

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

DECEMBER 31, 2022, 2021 and 2020

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

Receivables are net of an allowance for expected credit losses, if any. The Group performs ongoing credit evaluations of its customers and recognizes a loss allowance for expected credit losses. Receivables are considered past due on an individual basis based on the terms of the contracts.

(vi) Allowance for Credit Losses

The Group recognizes and measures a loss allowance for expected credit losses on financial assets which are measured at amortized cost or at FVTOCI, including a lease receivable, a contract asset or a loan commitment and a financial guarantee contract. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition. To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

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

As required by IFRS 9, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables and contract assets that result from transactions that are within the scope of IFRS 15, Revenue from Contracts with Customers.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

(vii) Inventories

Inventories principally consist of raw materials, work-in-progress, and finished goods. Inventories are recorded at the lower of cost and net realizable value. Cost, where appropriate, includes an allocation of manufacturing overheads incurred in bringing inventories to their present location and condition and is assigned by using the first-in, first-out or weighted average cost formula, depending on the class of inventories. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The reversal of a write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of costs of sales and services in the period in which the reversal occurs.

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

DECEMBER 31, 2022, 2021 and 2020

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

(xi) Interests in Resource Properties

The Group’s interests in resource properties are mainly comprised of an interest in the Scully iron ore mine, and to a lesser extent, hydrocarbon development and production assets and exploration and evaluation assets (comprising hydrocarbon probable reserves and hydrocarbon undeveloped lands).

Interests in resource properties are initially measured at cost and subsequently carried at cost less accumulated depletion and, if any, accumulated impairment losses.

The carrying amount of an interest in a resource property is depleted using the unit of production method by reference to the ratio of production in the period to the related reserves.

(a)Interest in the Scully iron ore mine

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

(b)Hydrocarbon development and production assets

(1)Recognition and measurement

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

DECEMBER 31, 2022, 2021 and 2020

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

(c)Exploration and evaluation assets

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

The Group has elected not to apply IFRS 16, Leases (“IFRS 16”) to short-term leases and leases for which the underlying asset is of low value and, as such, recognizes the lease payments associated with those leases as an expense on a straight-line basis.

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

In March 2021, the IASB issued further amendment “Covid-19-Related Rent Concessions beyond 30 June 2021” which applies for annual reporting periods beginning on or after April 1, 2021. The IASB has therefore extended the practical expedient by 12 months - i.e. permitting lessees to apply it to rent concessions for which any reduction in lease payments affects only payments originally due on or before June 30, 2022.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

(xviii) Revenue Recognition

The Group recognizes revenue, excluding interest and dividend income and other such income from financial instruments which are recognized in accordance with IFRS 9, upon transfer of promised goods or services to customers in amounts that reflect the consideration to which the Group expects to be entitled in exchange for those goods or services based on the following five step approach:

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

The incremental costs of obtaining contracts with customers and the costs incurred in fulfilling contracts with customers that are directly associated with the contract are recognized as an asset (hereinafter, “assets arising from contract costs”) if those costs are expected to be recoverable, which are included in other non-current assets in the consolidated statements of financial position. The incremental costs of obtaining contracts are those costs that the Group incurs to obtain a contract with a customer that they would not have incurred if the contract had not been obtained. As a practical expedient, the Group recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. Assets arising from contract costs are amortized using the straight-line method over their estimated contract periods.

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

DECEMBER 31, 2022, 2021 and 2020

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

Other comprises other expenses and other income relating to or arising from the Group’s goods and services, which include write-downs of inventories and real estate for sale, net loss on securities and investment property, credit losses on financial assets, change in fair value of investment property and a loan payable measured at FVTPL. Other also includes gains or losses on dispositions of subsidiaries and non-currency derivative contracts.

The reversal of write-downs of inventories and real estate for sale and credit losses reduces costs of sales and services.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

DECEMBER 31, 2022, 2021 and 2020

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities, and when they relate to income tax levied by the same taxation authority.

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

DECEMBER 31, 2022, 2021 and 2020

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

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for iron ore, hydrocarbon commodities or refined products, a significant change in an asset’s market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity’s market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on the Group’s CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of the Group’s iron ore interest, power plant and hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying values of non-financial assets.

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

During the fourth quarter of 2022, the Group entered into an agreement of purchase and sale with a third party whereby the Group agreed to sell its petroleum and natural gas rights and related tangibles located in Canada. As such, these non-current assets were classified as held for sale as at December 31, 2022 (see Note 4). Management did not consider these assets held for sale to be discontinued operations because (i) the assets did not form a separate segment, (ii) they did not have financial results which could be clearly identified from the rest of the Group, (iii) they did not form a separate major geographical area, and (iv) their dispositions were not part of a single coordinated plan to dispose a separate major line of business segment or geographical area of operations. Management, when exercising its judgments in terms of their contribution to the Group’s net loss, total assets and net assets, concluded that this disposition was not a separate major line of business or geographical area of operations. Based on the Group’s consolidated financial statements as of December 31, 2022, the assets held for sale represented 7% of the Group’s consolidated total assets. These production assets generated revenue from third parties of $17,583, loss before taxes of $35,760 (including an impairment loss of $31,443), income tax recovery of $8,116 and net loss of $27,644 during the year ended December 31, 2022, which were included in the Group’s operations for the year ended December 31, 2022. Excluding the impairment loss and its related income tax recovery, the production assets generated net loss of $3,433 and the Group reported a net income of $804 for the year ended December 31, 2022.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

(i) Interests in Resource Properties and Reserve Estimates

The Group had an interest in the Scully iron ore mine with an aggregate carrying amount of $201,802 as at December 31, 2022.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group’s interests in resource properties, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. During the year ended December 31, 2022, the Group did not recognize any impairment in respect of its interest in resource properties.

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

(ii) Impairment of Other Non-Financial Assets

The Group had property, plant and equipment aggregating $28,871 as at December 31, 2022, consisting mainly of a power plant. Impairment of the Group’s non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Group’s CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of the Group’s property, plant and equipment. See Note 11.

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

The Group recognized deferred income tax assets of $9,677 as at December 31, 2022. In assessing the realizability of deferred income tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in Malta and Canada during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

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

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

The Group complies with IFRIC 23, Uncertainty over Income Tax Treatments, which provides guidance on the recognition and measurement of tax assets and liabilities under IAS 12, Income taxes (“IAS 12”) when there is uncertainty over income tax treatments. The operations and organization structures of the Group are complex, and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. Significant judgement is required in the interpretations of the relevant tax laws and in assessing the probability of acceptance of the Group’s tax positions, which includes the Group’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group’s income tax liabilities. The Group performs a review on a regular basis to incorporate management’s best assessment based on information available, but additional liability and income tax expense could result based on the non-acceptance of the Group’s tax positions by the relevant taxation authorities.

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

(v) Pandemic COVID-19, Conflict in Ukraine, Geo-Political Tensions and Going Concern

The COVID-19 pandemic had led the world into a new era of uncertainties. The impact of the pandemic and the global response thereto had, among other things, significantly disrupted global economic activity, negatively impacted gross domestic product and caused significant volatility in financial markets; although a number of developed vaccines have been proven to be safe and effective in protecting against COVID-19.

In year 2022, global economies continued to recover from the effects of the COVID-19 pandemic.  GDP in major economies started to grow again; though across North America and Europe, growth is slowing due to aggressive monetary tightening, weaker global demand, rising interest rates, supply constraints, labour shortages and high inflation rates. The recovery faces headwinds generated by ongoing disruptions to global supply chains, the conflict in Ukraine, volatile oil and natural gas prices, price and wage inflation and labour market challenges. Rising geopolitical tensions are expected to contribute to a decline in growth rates in the world economies through the coming year. However, management does not believe the pandemic and the geo-political tensions will have significant impact on the going concern of the Group in the foreseeable future, which is considered to be 12 months from the date of approval of these consolidated financial statements, as the Group currently has sufficient cash, good working capital position and steady cash inflows from operations. Management has performed stress tests on their forecasts with various assumptions and the results showed that the Group would be able to withstand any significant impact on operations within the aforesaid timeframe.

Management took into consideration all of these various factors and risks when concluding on the Group’s ability to continue as a going concern and the appropriateness of this presentation when preparing these consolidated financial statements.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

E. Future Accounting Changes

In January 2020, the IASB issued the final amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which affect the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The changes in Classification of Liabilities as Current or Non-current – Deferral of Effective Date (Amendment to IAS 1) defers the effective date of the January 2020 Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) to annual reporting periods beginning on or after January 1, 2024. Management does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Management has chosen to adopt these amendments on January 1, 2023 and does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

In May 2021, the IASB issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where equal assets and liabilities are recognized, such as leases and asset retirement (decommissioning) obligations. Management does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

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

As at December 31:	2022	2021
Total debt	$35,538	$35,227
Less: cash	(63,717)	(54,873)
Net debt	Not applicable	Not applicable
Shareholders’ equity	325,158	365,600
Net debt-to-adjusted capital ratio	Not applicable	Not applicable

As at December 31:	2022	2021
Long-term debt	$35,538	$35,227
Shareholders’ equity	325,158	365,600
Long-term debt-to-equity ratio	0.11	0.10

The above tables do not include: (i) a non-interest bearing long-term loan payable of $7,424 as at December 31, 2022 (2021: $6,817), which does not have a fixed repayment date; and (ii) long-term lease liabilities of $313 as at December 31, 2022 (2021: $476).

During 2022, the Group’s strategy, which was unchanged from 2021, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a manageable level. The ratios were stable between 2022 and 2021.

Note 4. Assets Classified as Held for Sale

Year 2022:

During December 2022, the Group entered into an agreement of purchase and sale with a third party whereby the Group agreed to sell its petroleum and natural gas rights and related tangibles, which include hydrocarbon development and production assets and associated decommissioning obligations, for a base price of $25,000 plus or minus certain pre-agreed adjustments. The sale was completed in March 2023. As the carrying amounts of these hydrocarbon development and production assets will be recovered through a sale transaction, these assets and related liabilities were classified as assets held for sale as of December 31, 2022.

As of December 31, 2022, the Group measured the assets held for sale at their fair values less costs to sell (which were lower than their value in use in continuing use), which were lower than their carrying amounts as follows:

Asset held for sale:
Property, plant and equipment	$1,358
Interests in resource properties	33,385
$34,743

Liabilities relating to assets held for sale:
Decommissioning obligations	$16,633
Deferred income tax liabilities	3,725
$20,358

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 4. Assets Classified as Held for Sale (continued)

As of December 31, 2022, the Group recognised an impairment loss for an initial write-down of the assets held for sale to fair values less costs to sell as follows:

Property, plant and equipment*	$19,137
Interests in resource properties*	47,048
66,185
Decommissioning obligations	(16,633)
Assets held for sale, net	49,552
Sale proceeds, adjusted	18,109
Impairment loss on assets held for sale	$(31,443)

* Carrying amount before impairment.

The disposal group has been presented in the Industrial Segment.

Year 2021 and 2020:None

Note 5. Business Segment Information

The Group’s assets include its iron ore royalty, financial services and other proprietary investments. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group’s investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

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

The Group’s Royalty segment includes an interest in the Scully iron ore mine in the Province of Newfoundland and Labrador, Canada.  The Group’s Industrial segment includes projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, with a focus on East Asia. The Group’s Merchant Banking segment has a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated merchant banking businesses with a focus on Europe. In addition, the Merchant Banking segment holds two industrial real estate parks in Europe.

The All Other segment includes the Group’s corporate and small entities whose quantitative amounts do not exceed 10% of any of the Group’s: (a) reported revenue; (b) net income; or (c) total assets.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenue and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment’s assets and liabilities; (e) deferred income tax assets and liabilities are not allocated; and (f) gains or losses on dispositions of subsidiaries which include reclassification of realized cumulative translation adjustments from equity to profit or loss on disposals of subsidiaries, write-offs of intercompany accounts, changes in intercompany account balances and cash used (received) in acquisition (disposition) of a subsidiary are allocated to corporate and included within the Group’s All Other segment.

Segment Operating Results

	Year ended December 31, 2022
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Revenue from external customers	$29,167	$28,538	$5,486	$498	$63,689
Intersegment sale	—	9,079	6,212	5,707	20,998
Interest expense	2	253	1,554	—	1,809
Depreciation, depletion and amortization	4,637	5,740	321	1	10,699
Income (loss) before income taxes	1,012	(19,457)	2,900	(8,411)	(23,956)

	Year ended December 31, 2021
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Revenue from external customers	$40,335	$23,428	$6,527	$1,001	$71,291
Intersegment sale	—	3,385	6,663	4,371	14,419
Interest expense	2	202	1,715	16	1,935
Depreciation, depletion and amortization	4,911	5,754	357	1	11,023
Income (loss) before income taxes	26,892	(4,739)	736	(5,342)	17,547

	Year ended December 31, 2020
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Revenue from external customers	$31,360	$17,666	$10,406	$—	$59,432
Intersegment sale	—	62	2,927	737	3,726
Interest expense	—	31	1,834	16	1,881
Depreciation, depletion and amortization	5,225	5,833	410	2	11,470
Income (loss) before income taxes	25,293	(1,229)	832	(13,717)	11,179

	As at December 31, 2022
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment assets	$211,462	$112,403	$123,864	$27,748	$475,477

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

	As at December 31, 2021
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment assets	$216,900	$148,426	$96,934	$47,706	$509,966

	As at December 31, 2022
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment liabilities	$51,896	$39,312	$50,902	$860	$142,970

	As at December 31, 2021
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment liabilities	$49,566	$44,703	$42,480	$683	$137,432

	Year ended December 31, 2022
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Cash provided by (used in) provided by operating activities	$3,866	$22,411	$6,949	$(2,589)	$30,637
Cash used in investing activities	—	(3)	(4,670)	(4)	(4,677)
Cash used in financing activities	—	(148)	(521)	(16,523)	(17,192)
Exchange rate effect on cash	3	(72)	1,625	(1,480)	76
Change in cash	$3,869	$22,188	$3,383	$(20,596)	$8,844

	Year ended December 31, 2021
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Cash provided by (used in) operating activities	$27,400	$1,836	$260	$(36,133)	$(6,637)
Cash used in investing activities	—	(1)	(970)	—	(971)
Cash used in financing activities	—	(208)	(216)	—	(424)
Exchange rate effect on cash	(2)	476	(3,389)	2,268	(647)
Change in cash	$27,398	$2,103	$(4,315)	$(33,865)	$(8,679)

	Year ended December 31, 2020
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Cash provided by (used in) operating activities	$11,394	$2,298	$(3,620)	$(31,343)	$(21,271)
Cash (used in) provided by investing activities	—	(111)	4,185	(655)	3,419
Cash provided by (used in) financing activities	80	(284)	(197)	(97)	(498)
Exchange rate effect on cash	(35)	1,461	4,055	(1,853)	3,628
Change in cash	$11,439	$3,364	$4,423	$(33,948)	$(14,722)

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

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

Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenue from external customers by geographic region of such customers, locations of operations or the reporting units, whichever is appropriate:

Years ended December 31:	2022	2021	2020
Canada	$47,537	$56,609	$39,493
Africa	3,974	3,971	3,358
Americas, excluding Canada	1,541	5,263	8,877
Asia	4,951	286	604
Europe	5,686	5,162	7,100
	$63,689	$71,291	$59,432

Except for the geographic concentrations as indicated in the above table and a customer in the Royalty segment located in Canada representing approximately 45%, 56% and 53%, respectively, of the Group’s revenue for the years ended December 31, 2022, 2021 and 2020, there were no other revenue concentrations during the years ended December 31, 2022, 2021 and 2020.

The following table presents non-current assets other than financial instruments, deferred income tax assets and other non-current assets by geographic area based upon the location of the assets.

As at December 31:	2022	2021
Canada	$202,702	$276,081
Americas, excluding Canada	62	5
Africa	25,796	25,835
Asia	104	1
Europe	46,779	49,146
	$275,443	$351,068

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 6. Securities

As at December 31:	2022	2021
Short-term securities
Equity securities at FVTPL, publicly traded	$1,598	$4,939
Investment funds at FVTPL, unlisted	1,675	2,761
Debt securities at FVTPL, unlisted	774	770
Debt securities at FVTOCI, publicly traded	26,246	10,786
	$30,293	$19,256
Long-term securities
Equity securities in an affiliate at FVTPL, unlisted	$2,435	$3,625

Investment funds comprise capital provision investments which are financial assets measured at FVTPL. They are related to the provision of capital in connection with litigation finance and represent the Group’s contributions plus or minus fair valuation adjustments.

Debt securities at FVTOCI included sovereign bonds issued by a European government of $9,388 and $10,461 respectively, as at December 31, 2022 and 2021, which represented 31% and 54%, respectively, of total short-term securities. Sovereign bonds issued by another European government of $16,541 and $nil, respectively, as at December 31, 2022 and 2021, represented 55% and 0%, respectively, of total sort-term securities.

Note 7. Trade Receivables

As at December 31:	2022	2021
Trade receivables, gross amount	$3,845	$4,300
Less: Allowance for expected credit losses	(16)	(136)
Trade receivables, net amount	$3,829	$4,164

All trade receivables comprise accounts from contracts with customers.

As at December 31, 2022, the Group recognized a loss allowance of $16 (2021: $136) against its trade receivables. The movements in the loss allowance during the years ended December 31, 2022 and 2021 were as follows:

Equal to lifetime expected credit Losses
Financial assets that
are credit-impaired
at year-end
Loss allowance: as at January 1, 2021	$48
Additions for the year	124
Charge-off for the year	(32)
Exchange effect	(4)
Loss allowance: as at December 31, 2021	136
Additions for the year	2
Charge-off for the year	(121)
Exchange effect	(1)
Loss allowance: as at December 31, 2022	$16

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 7. Trade Receivables (continued)

In accordance with IFRS 9, management reviews the expected credit losses based upon, among other things, the credit-worthiness of the exposure, collateral and other risk mitigation instruments, and the nature of the underlying business transaction.

For further discussions on credit risk, see Note 26.

Note 8. Other Receivables

As at December 31:	2022	2021
Royalty receivables	$5,760	$5,837
Interest receivables	634	364
Contract assets under contracts with customers	—	575
Loans and current accounts* (net of allowance of $nil as of both December 31, 2022 and 2021)	27,993	47,745
Indemnification asset*	6,756	6,756
Other	2,359	3,169
	$43,502	$64,446

*   The Group had various amounts owing from an affiliate controlled by the Chairman of the Company (see Note 25).

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.

Royalty receivables were due from a customer in the Royalty segment (see Note 5) and were collected in January the following year.

Contract assets

The movements of contract assets under contracts with customers for the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Balance, beginning of the year	$575	$106
Reclassification to revenues	—	(106)
A change in the time frame for a right to consideration to become unconditional	(575)	575
Balance, end of the year	$—	$575

For further discussions on credit risk, see Note 26.

Note 9. Inventories

As at December 31:	2022	2021
Raw materials	$714	$991
Work-in-progress	126	109
	$840	$1,100

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 10. Investment Property

All of the Group’s investment property is located in Europe and forms part of the security granted in connection with bonds issued by a subsidiary of the Group (see Note 15).

Changes in investment property included in non-current assets:	2022	2021
Balance, beginning of year	$34,430	$36,908
Change in fair value during the year	49	407
Disposals	(2,643)	(7)
Currency translation adjustments	14	(2,878)
Balance, end of year	$31,850	$34,430

The amounts recognized in profit or loss in relation to investment property during the years ended December 31, 2022, 2021 and 2020 were as follows:

Years ended December 31:	2022	2021	2020
Rental income	$1,356	$1,381	$1,376
Direct operating expenses (including repairs and maintenance) arising from investment property during the year	324	709	216

Note 11. Property, Plant and Equipment

The following changes in property, plant and equipment were recorded during the year ended December 31, 2022:

				Reclassification	Currency
	Opening			to assets	translation	Ending
Costs	balance	Additions	Disposals	held for sale	adjustments	balance
Refinery and power plants	$65,742	$—	$—	$(25,500)	$2,747	$42,989
Processing plant and equipment	3,401	3	(903)	—	(2)	2,499
Office equipment	1,780	469	(14)	—	76	2,311
Right-of-use assets*	1,523	295	(482)	—	5	1,341
	$72,446	$767	$(1,399)	$(25,500)	$2,826	$49,140

				Reclassification	Currency
	Opening			to assets	translation	Ending
Accumulated depreciation	balance	Additions	Disposals	held for sale	adjustments	balance
Refinery and power plants	$19,839	$2,659	$—	$(6,363)	$1,062	$17,197
Processing plant and equipment	2,158	371	(869)	—	(3)	1,657
Office equipment	553	124	(14)	—	39	702
Right-of-use assets*	831	349	(481)	—	14	713
	23,381	$3,503	$(1,364)	$(6,363)	$1,112	20,269
Net book value	$49,065					$28,871

*Primarily consisting of office premises.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 11. Property, Plant and Equipment (continued)

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

As at December 31, 2022, the net book value of right-of-use assets was $628 (2021: $692).

As of December 31, 2022, the Group owned a power plant which had a carrying amount of $25,792 (2021: $25,835). Pursuant to an assessment study of which the expected future cash flows were discounted at pre-tax rate of 8.8% (2021: 7.4)%, management concluded that there was no impairment loss on December 31, 2022. Numerous variables were utilized for this assessment, including inflation expectations, performance of contracts, discount rates, and maintenance costs. Any change in these assumptions and variables could have an impact on the valuation of the asset. If the discount rate had been 1.0% higher, there would have been no change to the Group’s net loss for the year ended December 31, 2022.

During the years ended December 31, 2022, 2021 and 2020, no expenditures were recognized in the carrying amounts of items of property, plant and equipment in the course of their construction.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 12. Interests in Resource Properties

The Group’s interests in resource properties as at December 31, 2022 and 2021 comprised the following:

	2022	2021
Iron ore royalty interest	$201,802	$206,439
Hydrocarbon development and production assets	—	31,260
Exploration and evaluation assets – hydrocarbon probable reserves	—	12,367
Exploration and evaluation assets – hydrocarbon undeveloped lands	—	4,640
	$201,802	$254,706

Note 12. Interests in Resource Properties (continued)

The movements in the iron ore royalty interest and hydrocarbon development and production assets included in non-current assets during the year ended December 31, 2022 were as follows:

			Reclassification
	Opening	Decommissioning	to assets	Ending
Costs	balance	obligations	held for sale	balance
Iron ore royalty interest	$218,203	$—	$—	$218,203
Hydrocarbon development and production assets	46,592	1,339	(47,931)	—
	$264,795	$1,339	$(47,931)	$218,203

			Reclassification
	Opening		to assets	Ending
Accumulated depreciation	balance	Additions	held for sale	balance
Iron ore royalty interest	$11,764	$4,637	$—	$16,401
Hydrocarbon development and production assets	15,332	2,559	(17,891)	—
	27,096	$7,196	$(17,891)	16,401
Net book value	$237,699			$201,802

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

The movements in exploration and evaluation assets presented as hydrocarbon probable reserves and undeveloped lands during the years ended December 31, 2022 and 2021 were as follows:

	2022		2021
	Probable	Undeveloped	Probable	Undeveloped
	reserves	lands	reserves	lands
Balance, beginning of year	$12,367	$4,640	$12,367	$4,640
Reclassification to assets held for sale	(12,367)	(4,640)	—	—
Balance, end of year	$—	$—	$12,367	$4,640

Note 12. Interests in Resource Properties (continued)

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

Management performed assessments on December 31, 2022, 2021 and 2020 utilizing the value-in-use methodology using a pre-tax discount rate of 13.18%, 8.08% and 6.43%, respectively, and concluded that there was no impairment on those dates.

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

The recoverable amounts of the Group’s hydrocarbon CGUs are determined whenever facts and circumstances provide impairment indicators. CGUs are mainly determined based upon the geographical region of the Group’s producing properties. An impairment is recognized if the carrying value of a CGU exceeds the recoverable amount for that CGU. The Group determines the recoverable amount by using the greater of fair value less costs of disposal and the value-in-use. Value-in-use is generally the future cash flows expected to be derived from production of proven and probable reserves estimated by the Group’s third-party reserve evaluators. These third-party reserve engineers take many data points and forecasts into consideration when estimating the value-in-use of the CGU, including best estimates of future natural gas prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, non-expansionary capital expenditures and inflation.

Management performed assessments on December 31, 2021 and 2020, respectively, on its hydrocarbon properties utilizing the value-in-use methodology using a pre-tax discount rate of 10.0% and concluded that there was no impairment on these dates.

As of December 31, 2022, the Group reclassified the hydrocarbon properties as assets held for sale since the Group entered into an agreement of purchase and sale (see Note 4).

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 13. Deferred Income Tax Assets and Liabilities

The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of the Group’s deferred income tax assets and liabilities are as follows:

As at December 31:	2022	2021
Non-capital tax loss carry-forwards	$18,291	$18,692
Interests in resource properties	(49,187)	(59,864)
Other assets	(5,897)	(5,655)
Other liabilities	(10,100)	(11,015)
	$(46,893)	$(57,842)
Presented on the consolidated statements of financial position as follows:
Deferred income tax assets	$9,677	$9,619
Deferred income tax liabilities	(56,570)	(67,461)
Net	$(46,893)	$(57,842)

As at December 31, 2022, the Group had estimated accumulated non-capital losses, which expire in the following countries and regions as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.

		Amount for which
		no deferred
		income tax asset
Country / Region	Gross amount	is recognized	Expiration dates
Canada	$5,267	$—	2037‑2042
Germany	136	—	Indefinite
Malta	88,082	26,843	Indefinite
Africa	24,982	—	Indefinite

The utilization of the deferred tax assets is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences and the Group companies have suffered losses in either the current or preceding period(s) in the tax jurisdictions to which the deferred tax assets relate.

The Group companies’ income tax, value-added tax and payroll tax filings are also subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group’s income tax, value-added tax and payroll tax liability. If it is probable that management’s estimate of the future resolution of these matters changes, the Group will recognize the effects of the changes in its consolidated financial statements in the appropriate period when such changes occur.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 14. Account Payables and Accrued Expenses

As at December 31:	2022	2021
Trade and account payables	$5,225	$5,972
Deposit liabilities	7,918	607
Interest payables	494	482
Value-added, goods and services and other taxes (other than income taxes)	1,372	1,550
Compensation	151	272
Contract liabilities under contracts with customers	1,776	1,864
Lease liabilities	393	291
Provision for a financial loss	—	283
Due to an affiliate (see Note 25)	3,770	25
	$21,099	$11,346

Trade payables arise from the Group’s day-to-day activities. The Group’s expenses for services and other operational expenses are included in account payables. Generally, these payables and accrual accounts do not bear interest and have a maturity of less than one year.

Contract liabilities under contracts with customers

The movements of contract liabilities under contracts with customers for the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Balance, beginning of the year	$1,864	$2,767
Considerations received	598	614
Reclassification to profit or loss upon satisfaction of performance obligations	(546)	(1,517)
Balance, end of the year	$1,916	$1,864

The Group expects to recognize the contract liabilities as revenue upon satisfaction of performance obligations in the following years:

	2022	2021
Year 1 after the year-end (included in current liabilities)	$1,776	$1,864
Year 2 after the year-end (included in non-current liabilities)	140	—
	$1,916	$1,864

Lease liabilities

Future lease payments included in the measurement of the lease liabilities as at December 31, 2022 are as follows:

Years ending December 31:	Principal	Interest	Total
2023	393	19	412
2024	313	4	317
	$706	$23	$729

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 14. Account Payables and Accrued Expenses (continued)

As at December 31, 2022, the principal amounts of the lease liabilities were presented in the consolidated statement of financial position as follows:

Current liabilities	$393
Non-current liabilities	313
$706

As at December 31, 2022, the lease liabilities, which principally comprised office premises (see Note 11), have varying terms and are subject to the customary practices in the local regions. The Group expects to pay for these future lease payments from cash flow from operations. Management does not expect material exposure arising from variable lease payments, extension options and termination options, residual value guarantees and leases not yet commenced to which the Group is committed.

The Group recognized the following associated with its lease liabilities for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Interest expense	$28	$42	$59
Expense relating to short-term leases with payments directly charged to profit or loss	438	358	533
Expense relating to leases of low-value assets with payments directly charged to profit or loss	—	115	—
Expense relating to variable lease payments not included in the measurement of lease liabilities	—	—	—
Total cash outflows for leases	816	939	1,043
Gain on COVID-19-related rent concessions	(47)	—	(6)
Depreciation charge for right-of-use assets (see Note 11)	349	436	514
Carrying amount of right-of-use assets at the end of the reporting period (see Note 11)	628	692	1,109

Note 15. Bonds Payable

In August 2019, a subsidiary completed a public issue of bonds with an aggregate nominal amount of $36,511 (€25,000), less commissions and issuance costs totalling $1,078 (€738). The bonds are redeemable in August 2026, interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate of 4.41%) and secured by the Group’s investment property and real estate for sale under the German Law Mortgages and Pledges. To the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity. As at December 31, 2022, the carrying and nominal amounts of the bonds payable were $35,538 (€24,580) and $36,145 (€25,000), respectively.

For the movements of bonds payable in the years ended December 31, 2022, 2021 and 2020, see Note 24.

As at December 31, 2022, the contractual maturities of the bonds payable are as follows:

Years ending December 31:	Principal	Interest	Total
2023	$—	$1,446	$1,446
2024	—	1,446	1,446
2025	—	1,446	1,446
2026	35,538	1,446	36,984
	$35,538	$5,784	$41,322

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 16. Decommissioning Obligations

	2022	2021
Decommissioning obligations, beginning of year	$15,096	$14,072
Changes in estimates	1,339	838
Accretion	245	186
Payments	(47)	—
Reclassification to liabilities relating to assets held for sale	(16,633)	—
Decommissioning obligations, end of year	$—	$15,096

Decommissioning obligations represent the present value of estimated remediation and reclamation costs associated with hydrocarbon properties and property, plant and equipment. As at December 31, 2022 and 2021, management revised its estimates of the expected decommissioning obligations related to its hydrocarbon production and processing assets. The Group discounted the decommissioning obligations using an average discount rate of 1.9% (2021: 1.2%), which is the risk-free rate in Canada for blended government securities and inflation of 2.25% (2021: 1.95%). As at December 31, 2022, the Group reclassified the decommissioning obligations to liabilities relating to assets held for sale (see Note 4).

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

The movements of total capital stock for the years ended December 31, 2022 and 2021 were as follows:

	Number	Capital Stock	Additional	Total
	of Shares	at Par Value	Paid-in Capital	Capital Stock
Balance, January 1	12,620,448	$16	$312,471	$312,487
Stock dividends*	2,236,133	3	(3)	—
Balance, December 31, 2021	14,856,581	19	312,468	312,487
Exercise of stock options	42,949	—	602	602
Balance, December 31, 2022	14,899,530	$19	$313,070	$313,089

*    9% stock dividends were distributed on May 31, 2021 to shareholders of record as at May 14, 2021 and 8% stock dividends were distributed on November 30, 2021 to shareholders of record as at November 15, 2021.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 17. Shareholders’ Equity (continued)

Treasury Stock

As at December 31:	2022	2021
Total number of common shares held as treasury stock	77,279	77,279
Total carrying amount of treasury stock	$2,643	$2,643

All of the Company’s treasury stock is held by the Company itself.

Note 18. Consolidated Statements of Operations Information

Revenue

The Group’s revenue comprised:

Years ended December 31:	2022	2021	2020
Royalty, goods and products and services	$52,218	$60,201	$48,441
Interest	3,712	405	531
Dividends	268	244	—
Gain on securities, net	—	—	758
Other, including medical and real estate sectors	7,491	10,441	9,702
Revenue	$63,689	$71,291	$59,432

The revenue of $52,218 from royalty, goods and products and services for the year ended December 31, 2022 comprised royalty revenue of $28,970, natural gas of $17,581, power and electricity of $3,974 and fees of $1,693.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 18. Consolidated Statements of Operations Information (continued)

Costs and Expenses

The Group’s costs of sales and services comprised:

Years Ended December 31:	2022	2021	2020
Royalty, goods and products and services	$23,677	$22,933	$22,102
(Reversal of) write-down of inventories	(21)	(19)	469
Gain on derivative contracts, net	—	(1,376)	—
Fair value gain on investment property, net of write-down of real estate for sale	(96)	(407)	(757)
(Gain) loss on dispositions of subsidiaries, net	(264)	—	546
Gains on settlements and derecognition of liabilities	(69)	(390)	(2,600)
Change in fair value of loan payable measured at FVTPL	141	1,616	549
Losses on securities, net	2,436	2,320	—
Other, including medical and real estate sectors	4,078	6,241	6,561
Total costs of sales and services	$29,882	$30,918	$26,870

The Group’s net (gain) loss on dispositions of subsidiaries comprised:

Years Ended December 31:	2022	2021	2020
Net (liabilities) assets in excess of considerations received	$(273)	$—	$331
Reclassification adjustment for the exchange differences upon dispositions of subsidiaries	9	—	215
(Gain) loss on dispositions of subsidiaries, net (see Note 28)	$(264)	$—	$546

The Group included the following items in costs of sales and services:

Years ended December 31:	2022	2021	2020
Inventories as costs of goods sold (including depreciation expenses allocated to costs of goods sold)	$80	$3,488	$5,041

The Group’s credit losses comprised:

Years ended December 31:	2022	2021	2020
(Reversal of) credit losses on loans and receivables and guarantees, net	$(47)	$88	$(3,108)

During the year ended December 31, 2019, the credit losses included losses of $3,200 relating to the consideration from the sale of a subsidiary, which was no longer expected to be received, and $3,134 on certain corporate guarantees. During the year ended December 31, 2020, the provision for the corporate guarantees were reversed and recognized in profit or loss. The credit losses were recognized on the financial assets that were credit-impaired at the reporting date.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 18. Consolidated Statements of Operations Information (continued)

The Group’s selling, general and administrative expenses comprised:

Years ended December 31:	2022	2021	2020
Compensation (wages and salaries)	$4,443	$4,551	$4,083
Legal and professional	6,983	6,395	6,794
Accounting	885	1,238	1,294
Consulting and fees	6,529	3,423	2,836
Depreciation and amortization	784	481	557
Office	748	948	708
Reimbursement of expenses (net of recovery)	5,607	1,018	257
Other	2,501	3,090	3,372
	$28,480	$21,144	$19,901

Additional information on the nature of costs and expenses

Years Ended December 31:	2022	2021	2020
Depreciation, depletion and amortization	$10,699	$11,023	$11,470
Employee benefits expenses*	7,194	6,922	7,253
Expenses for defined contribution plans and similar plans	278	253	123
Termination benefits	394	—	—

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 19. Share-Based Compensation (continued)

In April 2021, the Company’s Board of Directors authorized an amendment to the 2017 Plan to: (i) increase the number of common shares of the Company available for Awards (as defined in the 2017 Plan) thereunder by 1,326,591 common shares from 575,403 to 1,901,994 common shares; and (ii) increase the annual limitations on grants of Awards to Covered Employees (as defined in the 2017 Plan) to 400,000 common shares of the Company in any fiscal year (425,000 common shares during the fiscal year when such participant’s employment commences). The Company’s Compensation Committee and Board of Directors also approved grants of stock options entitling the holders thereof to acquire up to 1,307,000 common shares of the Company, which options will have a term of 10 years, be granted effective on the second business day after the date of the Company’s 2020 Annual Report on Form 20-F and have an exercise price equal to the closing price of the Company’s common shares on such date (which was US$13.15 per common share). Vesting of these Awards became effective upon ratification of the amendments to the 2017 Plan at the annual meeting of the Company’s shareholders on December 29, 2021. These numbers were not adjusted for the stock dividends issued in 2021.

The following table is a summary of the changes in stock options granted under the plans:

	2017 Plan
		Weighted
		average
		exercise
	Number	price
	of	per share
	options	(US$)
Outstanding as at January 1, 2021	426,000	8.76
Forfeited	(32,500)	8.76
Granted	1,307,000	13.15
Adjustments for stock dividends issued in 2021	301,322	Not applicable
Outstanding as at December 31, 2021	2,001,822	10.31
Forfeited	(64,746)	11.17
Exercise of stock options (weighted average share price at dates of exercises: US$8.49 per share)	(42,949)	7.44
Outstanding as at December 31, 2022	1,894,127	10.34
As at December 31, 2022:
Options exercisable	1,894,127	10.34
Options available for granting in future periods	278,405

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2022:

	Options Outstanding and Exercisable
		Weighted average remaining
Exercise Price per Share (US$)	Number	contractual life (in years)
$7.44	420,277	4.92
$11.17	1,473,850	8.33
Total	1,894,127	7.58

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 19. Share-Based Compensation (continued)

The following table summarizes the share-based compensation expenses recognized by the Group in its consolidated statements of operations:

Years ended December 31:	2022	2021	2020
Share-based compensation expenses arising from stock options granted by the Company	$—	$2,497	$—

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

Note 20. Income Taxes

The components of income tax recovery (expense) comprised:

Years ended December 31:	2022	2021	2020
Current taxes	$(1,350)	$(215)	$(95)
Deferred taxes	7,557	(2,074)	(4,798)
Resource property revenue taxes	(5,658)	(7,887)	(6,074)
	$549	$(10,176)	$(10,967)

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 20. Income Taxes (continued)

A reconciliation of (loss) income before income taxes to the provision for income taxes in the consolidated statements of operations is as follows:

Years ended December 31:	2022	2021	2020
(Loss) income before income taxes	$(23,956)	$17,547	$11,179
Computed recovery (expense) of income taxes	$6,383	$(5,982)	$(6,521)
Decrease (increase) in income taxes resulting from:
Effect of change in income tax rate	—	—	(13)
Other non-taxable income	326	160	(1)
Revisions to prior years	(1,064)	351	(21)
Capital gains and losses on dispositions, net	(454)	83	35
Resource property revenue taxes	(4,130)	(5,758)	(4,433)
Unrecognized losses in current year	(330)	(199)	(1)
Previously unrecognized deferred income tax assets, net	927	302	113
Permanent differences	(1,063)	(262)	(92)
Other non-taxable income	—	1,156	—
Other, net	(46)	(27)	(33)
Income tax recovery (expense)	$549	$(10,176)	$(10,967)

The income tax recovery (expense) was computed using the domestic rate in each individual jurisdiction. Scully has a zero tax rate under its tax jurisdiction.

Note 21. (Loss) Earnings Per Share

(Loss) earnings per share data for the years ended December 31, 2022, 2021 and 2020 are summarized as follows:

	2022	2021	2020
Basic (loss) earnings attributable to holders of common shares	$(23,398)	$7,564	$369
Effect of dilutive securities:	—	—	—
Diluted (loss) earnings	$(23,398)	$7,564	$369

	Number of Shares
	2022	2021	2020
Weighted average number of common shares outstanding - basic	14,811,118	14,779,302	14,779,302
Effect of dilutive securities:
Options	—	129,010	—
Weighted average number of common shares outstanding - diluted	14,811,118	14,908,312	14,779,302

	2022	2021	2020
(Loss) earnings per share - basic and diluted	$(1.58)	$0.51	$0.03

In 2022, 2021 and 2020, the Group’s potential ordinary shares include stock options outstanding.

As at December 31, 2022, 2021 and 2020, there were 1,894,127, 1,538,596 and 501,485 stock options outstanding, respectively, that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the year ended December 31, 2022, 2021 and 2020.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 22. Dividends Paid

During the year ended December 31, 2022, the following dividends were paid by the Company:

(i)	a dividend of $0.25 (US$0.18) per common share which was paid in U.S. dollars on March 4, 2022 to shareholders of record on February 21, 2022;
(ii)	a dividend of $0.34 (US$0.27) per common share which was paid in U.S. dollars on May 23, 2022 to shareholders of record on May 10, 2022;
(iii)	a dividend of $0.33 (US$0.26) per common share which was paid in U.S. dollars on August 26, 2022 to shareholders of record on August 12, 2022; and
(iv)	a dividend of $0.21 (US$0.16) per common share which was paid in U.S. dollars on December 6, 2022 to shareholders of record on November 22, 2022.

The Company did not declare nor pay dividends during the years ended December 31, 2021 and 2020 other than the stock dividends issued during the year ended December 31, 2021, as described in Note 17. See Note 29.

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

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the Group in the amount of approximately $68,363 (€43,800) as at December 31, 2020. The Group believes that such claim is without merit and intends to vigorously defend such claim. In 2021, the Group was informed of a proposed amendment to the claim which, if allowed, would increase the principal amount to approximately $116,782 (€80,773) as at December 31, 2022, plus interest and costs.

If management’s current assessments are incorrect or if management is unable to resolve any of these matters favourably, there may be a material adverse impact on the Group’s financial performance, cash flows or results of operations.

Rights to Subscribe to Shares in Subsidiaries

During 2017, two subsidiaries of the Group entered into agreements with third-party employee incentive corporations whereby the latter were granted the rights to buy up to 10% of the share capital of the subsidiaries on a diluted basis at a price to be no less or more than the then existing net tangible asset value. The rights expire in 2027.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

Consolidated cash flows statement – reconciliation of liabilities arising from financing activities

Years ended December 31:	2022	2021	2020
Bonds payable, opening balance	$35,227	$38,053	$35,418
Cash flows	—	—	—
Non-cash changes:
Accretion	140	145	143
Cumulative translation adjustments	171	(2,971)	2,492
Bonds payable, ending balance (see Note 15)	$35,538	$35,227	$38,053

Years ended December 31:	2022	2021	2020
Lease liabilities, opening balance	$767	$1,175	$1,196
Cash flows	(378)	(466)	(510)
Non-cash changes:
Additions	295	84	368
Accretion	28	42	59
COVID-19 related rent concessions	—	—	(6)
Cumulative translation adjustments	(6)	(68)	68
Lease liabilities, ending balance (see Note 14)	$706	$767	$1,175

Non-cash transactions

Non-cash transactions during the year ended December 31, 2022: (i) hydrocarbon development and production assets and liabilities were classified as held for sale (see Note 4).

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 25. Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties, which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company’s directors, President, Chief Executive Officer and Chief Financial Officer. This section does not include disclosure, if any, respecting open market transactions, whereby a related party acts as an investor of the Company’s securities or the bonds of Merkanti Holding.

The Group had the following transactions with its related parties:

Years ended December 31:	2022	2021	2020
Fee income	$1,191	$1	$9
Other income	462	—	86
Dividends received	198	198	—
Royalty expenses	(682)	(700)	(660)
Reversal of expected credit loss allowance, net	—	—	15
Fee expenses	(2,198)	—	(80)
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(4,914)	(1,007)	(276)

From time to time the Group has entered into arrangements with a company controlled by the Group’s Chairman to assist the Group to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for the Group’s ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by the Group’s Chairman or the company controlled by him. Pursuant to this arrangement, as at December 31, 2022, the Group held: (i) an indemnification asset of $6,756 (2021: $6,756) (see Note 8) relating to a secured indemnity provided by such company to a subsidiary of the Group to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of the Group’s subsidiaries and another subsidiary that was put into dissolution by the Group in 2019; (ii) a loan to such company of $875 (2021: $819) (see Note 8) which was made in the year ended December 31, 2019 in order to facilitate the acquisition of securities for the Group’s benefit. The loan initially bore interest at 6.3% and subsequently became non-interest bearing; and (iii) current account receivables of $27,118 (2021: $46,926) (see Note 8). The Group also had current account payables of $3,770 (2021: $25) due to the aforesaid affiliate as at December 31, 2022 (see Note 14).

In addition, pursuant to this arrangement, during the year ended December 31, 2022, 2021 and 2020, the Group reimbursed such company $4,914, $1,007 and $276 (as set forth in the table above), respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, the Group had royalty expenses of $682, $700 and $660, respectively, in the year ended December 31, 2022, 2021 and 2020 that were paid to a company in which it holds a minority interest and that is a subsidiary of the operator of the underlying mine.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 25. Related Party Transactions (continued)

Key management personnel

The Group’s key management personnel comprise the members of its Board of Directors, President, Chief Executive Officer and Chief Financial Officer of the Company. The remuneration of key management personnel of the Group on an accrual basis was as follows:

Years ended December 31:	2022		2021		2020
Short-term employee benefits	$1,817	*	$1,288	*	$1,413	*
Post-employment benefits	142		80		—
Directors’ fees	666		659		579
Share-based compensation**	—		1,087		—
Total	$2,625		$3,114		$1,992

*    Net of salary and expenses.

**  Amounts computed based on fair values using the Black-Scholes-Merton formula. (See Note 19).

Note 26. Financial Instruments

The fair values of the Group’s financial instruments as at December 31, 2022 and 2021, other than those with carrying amounts that approximate their fair values due to their short-term nature, are summarized as follows:

As at December 31:	2022		2021
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets:
FVTPL:
Equity securities	$4,033	$4,033	$8,564	$8,564
Debt securities	774	774	770	770
Investment funds	1,675	1,675	2,761	2,761
Long-term loan receivable	1,146	1,146	—	—
FVTOCI:
Debt securities	26,246	26,246	10,786	10,786
Amortized cost:
Long-term loan receivable	7,168	7,168	—	—
Financial Liabilities:
Financial liabilities measured at amortized cost:
Bonds payable	$35,538	$35,422	$35,227	$36,693
FVTPL:
Loan payable	7,424	7,424	6,817	6,817

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

The fair values of financial assets measured at FVTPL and FVTOCI are based on quoted market prices (Level 1 fair value hierarchy) or a valuation method with observable inputs (Level 2 fair value hierarchy). For investments in certain specialized debt securities, investment funds and a certain long-term loan receivable, their fair values are based on a valuation model with inputs that are unobservable (Level 3 fair value hierarchy). Generally, the Group relies on legally protected information to arrive at their valuations and, as a result, is precluded from disclosing individual asset valuations publicly. The carrying amounts of cash and restricted cash, short-term receivables and account payables and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their fair values.

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

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 26. Financial Instruments (continued)

The following tables present the Group’s financial instruments measured at fair value in the consolidated statements of financial position classified by level of the fair value hierarchy as at December 31, 2022 and 2021, respectively:

As at December 31, 2022	Level 1	Level 2	Level 3	Total
Financial Assets:
FVTPL:
Equity securities	$1,598	$2,435	$—	$4,033
Debt securities	—	—	774	774
Investment funds	—	—	1,675	1,675
Long-term loan receivable	—	—	1,146	1,146
FVTOCI:
Debt securities	26,246	—	—	26,246
Total	$27,844	$2,435	$3,595	$33,874

Financial Liabilities:
FVTPL:
Loan payable	$—	$—	$7,424	$7,424

As at December 31, 2021	Level 1	Level 2	Level 3	Total
Financial Assets:
FVTPL:
Equity securities	$4,939	$3,625	$—	$8,564
Debt securities	—	—	770	770
Investment funds	—	—	2,761	2,761
FVTOCI:
Debt securities	10,786	—	—	10,786
Total	$15,725	$3,625	$3,531	$22,881

Financial Liabilities:
FVTPL:
Loan payable	$—	$—	$6,817	$6,817

As at December 31, 2022 and 2021, the Group held an investment in a privately held company which was measured at FVTPL. The fair value was determined using discounted cash flows at prevailing market rates of interest for similar instruments with observable inputs (Level 2 fair value hierarchy).

As at December 31, 2022 and 2021, a subsidiary of the Group had a loan payable with a former subsidiary which is non-interest bearing, is without recourse to the Group and has no fixed repayment date. The loan payable was measured at FVTPL at its initial recognition, as permitted under IFRS, on a fair value basis in accordance with a documented investment strategy. The undiscounted contractual amount due out of surplus cash of the subsidiary is $56,980 (US$42,070) and is expected to be repaid in greater than 11 years. As at December 31, 2022, the difference between the carrying amount of the loan payable and the amount the Group would be contractually required to pay at maturity was $49,556. The fair value is determined using a discount rate for similar instruments with unobservable inputs (Level 3 fair value hierarchy), which included the sale price, demand for products, production and labour costs in the future periods. The actual repayment may be significantly different from both the carrying amount and the amount due at maturity. Sensitivity to changes in the discount rate is included under “Interest Rate Risk” in this Note 26.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

The nature of the risks that the Group’s financial instruments are subject to as at December 31, 2022 is set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and restricted cash	X		X	X
Equity securities			X		X
Debt securities	X			X	X
Investment funds
Derivative securities and financial liabilities	X	X	X		X
Receivables	X		X	X
Account payables and accrued expenses		X	X
Bonds payable		X		X	X
Loan payable				X

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

DECEMBER 31, 2022, 2021 and 2020

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

DECEMBER 31, 2022, 2021 and 2020

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

The average contractual credit period for trade receivables is 25-45 days and up to 180 days for certain sales.

The maximum credit risk exposure as at December 31, 2022 is as follows:

Cash and restricted cash	$64,082
Debt securities	27,020
Trade and other receivables	55,645
Amounts recognized in the consolidated statement of financial position	146,747
Guarantees	—
Maximum credit risk exposure	$146,747

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

Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. As at December 31, 2022, the Group had long-term bonds payable with interest payable annually and repayment of principal due in 2026. The timing of future payments is based on the Group’s historical payment patterns and management’s interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the payment projection or be amounts significantly different from those indicated in the payment projection.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to risks from changes in foreign currency exchange rates, particularly the Euro, U.S. dollar and Hong Kong dollar. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group’s exposure to foreign currency risk on material contracts (including intercompany loans) denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2022 and 2021, the Group did not have any foreign currency derivative financial instruments (foreign currency forward contracts and options) outstanding.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

Sensitivity analysis:

At December 31, 2022, if the U.S. dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, net loss for the year ended December 31, 2022 would have increased by $92. Conversely, if the U.S. dollar had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, net loss for the year ended December 31, 2022 would have decreased by $102. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument assets (net of liabilities) held by entities whose functional currencies were not the U.S. dollar. There would have been no material impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2022, if the Euro had weakened 10% against the Group companies’ functional currencies with all other variables held constant, net loss for the year ended December 31, 2022 would have decreased by $1,909. Conversely, if the Euro had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, net loss for the year ended December 31, 2022 would have increased by $1,909. The reason for such change is mainly due to certain Euro denominated financial instrument liabilities (net of assets) owed by entities whose functional currencies were not the Euro. There would have been no impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2022, if the Hong Kong dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, net loss for the year ended December 31, 2022 would have increased by $2,745. Conversely, if the Hong Kong dollar had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, net loss for the year ended December 31, 2022 would have decreased by $2,745. The reason for such change is mainly due to certain Hong Kong dollar denominated financial instrument assets held by entities whose functional currencies were not the Hong Kong dollar. There would have been no impact arising from financial instruments on other comprehensive income in either case.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term nature. As at December 31, 2022, the Group had long-term bonds payable measured at amortized cost which bear a fixed interest rate.

Sensitivity analysis:

At December 31, 2022, if benchmark interest rates (such as IBORs or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, net loss for the year ended December 31, 2022 would have increased by $660. Conversely, if the benchmark interest rate had been 100 basis points per annum higher with all other variables held constant, net loss for the year ended December 31, 2022 would have decreased by $574. The reason for such change is mainly due to the loan payable measured at FVTPL. There would have been no impact arising from financial instruments on the Group’s other comprehensive income in either case.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

Sensitivity analysis:

At December 31, 2022, if equity prices in general had weakened 10% with all other variables held constant, net loss for the year ended December 31, 2022 would have increased by $330. Conversely, if equity prices in general had strengthened 10% with all other variables held constant, net loss for the year ended December 31, 2022 would have decreased by $330. There would have been no impact on other comprehensive income in either case.

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

As at December 31, 2022, royalty receivables due from a customer in the Royalty segment (see Note 8) represented 10% of total financial receivables, and an indemnification asset and receivables due from an affiliate (see Note 8) represented 62% of total financial receivables and 23% of total financial assets.

Except as disclosed in the preceding paragraph, at December 31, 2022, there were no customer, company or entity holding financial assets or liabilities exceeding the threshold amounts.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 26. Financial Instruments (continued)

Additional disclosure

In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss for the years ended December 31, 2022, 2021 and 2020 as follows:

	2022	2021	2020
Interest income on financial assets not at FVTPL	$3,512	$191	$483
Interest income on financial assets classified at FVTPL	200	214	48
Total interest income	$3,712	$405	$531
Interest expense on financial liabilities not at FVTPL	$1,564	$1,730	$1,856
Interest expense on financial liabilities classified at FVTPL	—	18	25
Total interest expense	$1,564	$1,748	$1,881
Dividend income on financial assets at FVTPL	$268	$244	$—
Dividend income on financial assets classified not at FVTPL	—	—	—
Net (loss) gain on financial assets at FVTPL	(2,436)	(722)	692
Loss on loan payable at FVTPL	(141)	(1,616)	(549)
Reversal of impairment on securities measured at FVTOCI	—	—	3

Note 27. Fair Value Disclosure for Non-financial Assets

The following tables present non-financial assets which are measured at or based on fair value in the consolidated statements of financial position, classified by level of the fair value hierarchy:

Assets measured at fair value on a recurring basis as at December 31, 2022:

	Level 1	Level 2	Level 3
Investment property	$—	$—	$31,850

Assets measured at fair value on a recurring basis as at December 31, 2021:

	Level 1	Level 2	Level 3
Investment property	$—	$—	$34,430

The fair values of investment property are measured using an income approach which includes the following inputs: land value, realized basic rents, operating costs, discount rates and damages and defects (level 3 fair value hierarchy). The valuation approach was consistent for both 2022 and 2021. Both the 2022 and 2021 valuations were performed by an independent external valuator who is an authorized expert for the valuation of developed and undeveloped land in Germany and holds recognized and relevant professional qualifications and has recent experience in the location and category of the investment property being valued.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

(Canadian Dollars in Thousands)

Note 28. Significant Subsidiaries

A subsidiary is an entity that is controlled by Scully. The following table shows the Company’s direct and indirect significant subsidiaries as at December 31, 2022. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

	Country of	Proportion of
Subsidiaries	Incorporation	Interest *

Merkanti Holding plc.	Malta	99.96%
1178936 B.C. Ltd.	Canada	100%
Merkanti (A) International Ltd.	Malta	99.96%
Merkanti (D) International Ltd.	Malta	99.96%

* The Group’s proportional voting interests are identical to its proportional beneficial interests, except that it holds a 99.68% proportional beneficial interest in each of Merkanti (A) International Ltd. and Merkanti (D) International Ltd.

As at December 31, 2022, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group’s proportional voting interests in the subsidiaries are identical to its proportional beneficial interests except as described above.

As at December 31, 2022, none of the non-controlling interests are material to the Group. As at December 31, 2022, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on Scully’s ability to access or use the assets and settle the liabilities of the Group except for amounts presented as restricted cash. See “Currency Risk” in Note 26.

During the year ended December 31, 2022, the Group disposed of a majority-owned subsidiary, resulting in a net gain of $264 which was included in the consolidated statement of operations.

During the year ended December 31, 2022, a third party exercised options to acquire a non-voting beneficial interest of 36.75% in a subsidiary over which the Group had 100% voting control prior to the disposition transaction, resulting in a loss of $356 which was included in the consolidated statement of operations.

During the year ended December 31, 2020, the Group disposed of a wholly-owned subsidiary and a majority-owned subsidiary, resulting in a net loss of $546 which was included in the consolidated statement of operations.

During the year ended December 31, 2020, Merkanti Holding issued 20,000 shares to an outside party for a cash consideration of $8 and a receivable of $23 (which was collected in January 2022), resulting in the Group’s shareholding in Merkanti Holding reduced from 100% to 99.96%.

During the year ended December 31, 2020, certain rights to purchase shares in two subsidiaries with pre-determined prices were issued, exercisable until 2026. In April 2021, those rights were cancelled. Management determined the fair value of the rights to be $nil at the time of their issuance. The issuance of such rights did not have financial impact on the assets and liabilities of the Group until exercised. For further details, see Note 23.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2021 and 2020

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

Upon closing of this transaction, and subject to regulatory approval, it is the intention of management to merge Sparkasse Bank and Merkanti Bank, in order to form a larger independent financial institution. The transaction is conditional upon the satisfaction of certain customary conditions precedent such as regulatory approval from various regulators, including the European Central Bank, the Malta Financial Services Authority and the Central Bank of Ireland. The long-stop date in the Share Purchase Agreement is in the first half of 2023. Absent an extension, we expect the transaction to be closed or terminated by this time.

Cash Dividend

The Company’s board of directors declared a cash dividend of $0.23 (US$0.17) per common share pursuant to its cash dividend policy, which was implemented in connection with the Company’s focus on enhancing shareholder value and maximizing earnings and dividends to its shareholders based upon its iron ore royalty. The dividend will be paid in United States dollars on May 19, 2023 to shareholders of record on May 9, 2023.

Note 30. Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors and authorized for issue on April 26, 2023.

ITEM 19:EXHIBITS

Exhibits Required by Form 20-F

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association adopted on July 12, 2017. Incorporated by reference from our Form 6-K dated July 14, 2017.
1.2	Extract of Amendments to the Amended and Restated Articles of Association adopted on May 31, 2019. Incorporated by reference from our Form 6-K dated June 21, 2019.
2.1	Description of Common Shares. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2019 dated May 11, 2020.
4.1	Amended and Restated 2017 Equity Incentive Plan. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2021.
4.2	Amended and Restated Arrangement Agreement dated June 7, 2017 among MFC Bancorp Ltd., MFC Bancorp Ltd. and MFC 2017 II Ltd. Incorporated by reference from our Form 6-K dated June 14, 2017.
8.1	List of significant subsidiaries of Scully Royalty Ltd. as at December 31, 2020.
11.1	Code of Business Conduct and Ethics and Insider Trading Policy. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017 dated April 10, 2018.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of Smythe LLP, independent registered public accounting firm.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Document.
101.DEF	XBRL Taxonomy Extension Definition Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2023

SCULLY ROYALTY LTD.

/s/ Samuel Morrow
Samuel Morrow
President, Chief Executive Officer
& Chief Financial Officer