Form 20-F
period 2023-12-31
Scully Royalty Ltd.
filed 2024-04-29
CIK 16859

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

Commission file number 001-04192

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336

(Address of office)

Michael J. Smith Room 2103 Shanghai Mart Tower 2299 Yan An Road West, Changning District Shanghai China 200336 Telephone: 1 (844) 331-3343 Facsimile: + (86) 21 6115-6995	with a copy to: Rod Talaifar Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of US$0.001 par value each	SRL	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 14,822,251 Common Shares of US$0.001 par value each issued and outstanding as at December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ YES ☒ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  YES ☒  NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ YES ☐ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ YES ☒ NO

April 29, 2024

Dear Fellow Shareholders,

We are pleased to present the financial results of Scully Royalty Ltd. for the year ended December 31, 2023 and provide you with an update on recent corporate developments. All dollar amounts are in Canadian dollars, unless otherwise provided.

I.     2023 FINANCIAL RESULTS

As at December 31, 2023, our cash increased to $78.3 million from $63.7 million as at December 31, 2022.

We had short-term securities of $13.0 million as at December 31, 2023, compared to $30.3 million as at December 31, 2022. These mainly comprised liquid government debt and other securities held by our regulated bank subsidiary in the ordinary course of business, and the decrease primarily related to bond maturities.

Trade receivables and other receivables were $1.9 million and $67.8 million, respectively, as at December 31, 2023, compared to $3.8 million and $43.5 million, respectively, as at December 31, 2022. Included in other receivables at December 31, 2023 were receivables of $20.6 million related to our iron ore royalty interest, compared to $5.8 million as at December 31, 2022.

Assets held for sale were $nil as of December 31, 2023, compared to $34.7 million as of December 31, 2022. The decrease was due to the disposition of our hydrocarbon assets in March 2023.

Account payables and accrued expenses were $16.0 million as at December 31, 2023, compared to $21.1 million as at December 31, 2022, with the decrease attributable primarily to the sale of our hydrocarbon assets in March 2023 and the reduction of payables in the ordinary course of business.

We had deferred income tax liabilities of $58.4 million as at December 31, 2023, compared to $56.6 million as at December 31, 2022.

Bonds payable, consisting of public bonds issued by our subsidiary Merkanti Holding plc and maturing in 2026, were $36.1 million as at December 31, 2023, compared to $35.5 million as at December 31, 2022.

Revenue for 2023 decreased to $54.9 million from $63.7 million in 2022, mainly due to the disposition of our hydrocarbon interests in March 2023, partially offset by increased royalty income.  Our Royalty segment represented approximately 64% and 45% of our total revenue for 2023 and 2022, respectively.

Costs of sales and services decreased to $19.1 million in 2023 from $29.9 million in 2022, primarily as a result of the disposition of our hydrocarbon assets in March 2023. Depreciation, depletion and amortization included in costs of sales and services and selling, general and administrative was $7.9 million in 2023 compared to $10.7 million in 2022. In 2023, we recognized a reversal of impairment of assets held for sale of $1.2 million related to a non-cash impairment loss recognized in connection with the reclassification of our former hydrocarbon assets as assets held for sale as at December 31, 2022. The assets were sold in March 2023.

Selling, general, and administrative expenses decreased to $24.2 million in 2023 from $28.5 million in 2022, primarily due to the disposition of our hydrocarbon assets in March 2023 and expense management.

We recognized an income tax expense (other than resource property revenue taxes) of $1.9 million in 2023, compared to an income tax recovery (other than resource property revenue taxes) of $6.2 million in 2022. Excluding resource property revenue taxes, we paid $0.4 million in income tax in cash during 2023 and, in 2022, we paid $0.2 million in income tax in cash. We also recognized a resource property revenue tax expense of $6.9 million in 2023, compared to $5.7 million in 2022.

i

Letter to Shareholders

Overall, we recognized an income tax expense of $8.8 million (income tax expense of $1.9 million and resource property revenue tax expense of $6.9 million) in 2023, compared to an income tax recovery of $0.5 million (income tax recovery of $6.2 million and resource property revenue tax expense of $5.7 million) in 2022.

In 2023, our net income attributable to shareholders was $1.4 million, or $0.09 per share on a basic and diluted basis, compared to net loss attributable to shareholders of $23.4 million, or $1.58 per share on a basic and diluted basis in 2022. EBITDA* was $19.9 million in 2023 compared to EBITDA loss of $11.4 million in 2022. Our EBITDA loss in 2022 included a non-cash impairment loss of $31.4 million on our hydrocarbon properties reclassified as held for sale.

The following is a reconciliation of our net income (loss) to EBITDA (loss) for each of the years indicated:

Scully Royalty Ltd. (in C$ ‘000s)	FY 2023	FY 2022
Net income (loss) for the year(1)	1,399	(23,407)
Income tax expense (recovery)	8,798	(549)
Finance costs	1,763	1,809
Depreciation, depletion and amortization	7,929	10,699
EBITDA (loss)	19,889	(11,448)

(1) Includes net income (loss) attributable to non-controlling interests.

*EBITDA is a Non-IFRS financial measure. See “Non-IFRS Financial Measures” for further information and “Item 5: Operating and Financial Review and Prospects – Results of Operations” for a reconciliation of EBITDA to net loss for the applicable period.

The following is a summary of key financial metrics:

Scully Royalty Ltd. (in C$ '000s, except shares & per share amounts and ratio)	12/31/23	12/31/22
Current assets	164,545	179,608
Current liabilities	20,573	42,972
Non-current assets	287,922	295,869
Non-current liabilities and non-controlling interests	109,435	107,347
Shareholders' equity	322,459	325,158

Working capital	143,972	136,636
Shares outstanding	14,822,251	14,822,251
Book value per share	21.76	21.94
Book value per share (US$)	16.45	16.20
Market price per share (US$, April 16, 2024)	6.06	N/A
Price/book value ratio	0.37	N/A

Letter to Shareholders

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

Iron Ore Price & Scully Mine Production

The operator of the mine has disclosed that the Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favorable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine's product, to sell at a premium to 62% Fe iron ore. In 2023, the Platts 65% Fe index sold at approximately a 10% (US$12) premium, averaging US$132 per tonne compared to US$120 per tonne for the Platts 62% Fe index.

The following table sets forth total iron ore products shipped by the Scully mine operator in 2023, 2022, and 2021:

in Metric Tonnes	2023	2022	2021
Iron ore products shipped	3,535,238	3,097,930	3,184,003

Letter to Shareholders

After continuously producing for almost four years, the operator filed for reorganization under the Companies Creditors Arrangement Act (“CCAA”) in October of 2023 to reorganize its affairs.  In connection with the CCAA proceedings, the operator announced that it had reached an agreement for a US$75 million loan facility with Cargill, the off-taker of the mine’s iron ore, that would allow it to continue operating in the ordinary course until a transaction or restructuring completed. A sales and solicitation process was initiated pursuant to the CCAA process on October 30, 2023. The Company currently has various outstanding claims against the operator that are the subject of a stay under the proceedings, including royalties for the second quarter of 2023 of approximately $4.7 million, royalties for the third and fourth quarter of 2023 of $7.7 million and a disputed claim for previously underpaid royalties.

We continue to monitor the operational performance of the mine and the financial requirements of the operator within the CCAA closely, especially given the recent decline in iron ore prices.  We are encouraged by the amount of capital that the Scully mine has attracted in recent years, and we believe it is indicative of the long-term potential to reach an annual production rate of up to six million tonnes.  However, we remain cautious given the recent developments, including the initial successful bidder consortium in the Sale and Solicitation Process in the CCAA informing the Monitor that it will not be proceeding with the proposed transaction.

We remain committed to this project and are prepared to take an active role if no third-party solution is available.

III.   DIVIDENDS

In April 2021, the Company announced that it was determined to focus its efforts on enhancing shareholder value and maximizing earnings and dividends to its shareholders based upon its iron ore royalty interest. Aligned with this focus, the Company announced that its board of directors approved a cash dividend policy.

In 2022 and 2023, we declared the following cash dividends:

●	$0.25 (US$0.18) per Common Share paid on March 4, 2022 to shareholders of record on February 21, 2022;
●	$0.34 (US$0.27) per Common Share paid on May 23, 2022 to shareholders of record on May 10, 2022;
●	$0.33 (US$0.26) per Common Share paid on August 26, 2022 to shareholders of record on August 12, 2022; $0.21 (US$0.16) per Common Share paid on December 6, 2022 to shareholders of record on November 22, 2022; and
●	$0.23 (US$0.17) per Common Share paid on May 19, 2023 to shareholders of record on May 9, 2023.

Given the situation at the Scully mine and the potential for a substantial capital requirement depending on how the CCAA of the operator unfolds, we are currently taking a conservative approach.  Upon a resolution of the financial condition of the operator, we intend to resume our quarterly dividend payments in the ordinary course.

The declaration, timing and payment of future dividends will depend on, among other things, royalty payments received, and the Company and the Scully mine operator’s financial condition and operating results.

IV.    GROUP STRUCTURE

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

Letter to Shareholders

As part of this plan to rationalize assets in our non-core segments, in March 2023, we completed the sale of all of our hydrocarbon interests located in Alberta in consideration for $25.0 million, subject to certain customary adjustments and adjustment for an economic effective date of April 1, 2023. At closing, we received $18.2 million in cash consideration (net of GST).

We continue to work diligently on this rationalization project and currently expect to make further progress in 2024.

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

The book value of our Industrial segment was $44.6 million, or $3.01 per share, as at December 31, 2023.

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

The book value of our Merchant Banking segment was $78.0 million, or $5.26 per share, as at December 31, 2023.

V.     STAKEHOLDER COMMUNICATIONS

We welcome any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:

-

stakeholders are encouraged to read our entire Annual Report on Form 20-F, which includes our audited financial statements and management's discussion and analysis, for the year ended December 31, 2023, for a greater understanding of our business and operations; and

-

direct any questions regarding the information in this report to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

Respectfully Submitted,

April 29, 2024	Samuel Morrow
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

	Years Ended December 31,
	2023	2022	2021

	($/US$)
End of period	1.3226	1.3544	1.2678
High for period	1.3128	1.2451	1.2040
Low for period	1.3857	1.3856	1.2942
Average for period	1.3497	1.3013	1.2535
	($/€)
End of period	1.4626	1.4458	1.4391
High for period	1.4211	1.2897	1.4188
Low for period	1.5053	1.4606	1.5641
Average for period	1.4597	1.3696	1.4828

On April 26, 2024, the average daily rate of exchange for the translation of United States dollars and Euros to Canadian dollars were US$1.00 = $1.3668 and €1.00 = $1.4624, respectively.

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

Further, any disruption or volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account or for our clients and a corresponding decline in our revenue. Any market weakness can further result in losses to the extent that we hold assets in such market. If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.

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

During the year ended December 31, 2023, other than revenue from our royalty interest representing approximately 64% of our total revenue, none of our customers accounted for more than 10% of our total revenue. The loss of key customers, due to competitive conditions or otherwise, may adversely affect our results of operations.

Our earnings and, therefore, our profitability may be affected by price volatility in our various products.

A significant portion of our revenue in 2023 was derived from our iron ore royalty interest. Any revenues from our royalty interest are impacted by the price of iron ore. As such, our earnings are directly related to the price of iron ore and demand for steel products. There are many factors influencing the price and demand for these products, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.

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

The operator of the iron ore mine underlying our royalty interest generally has the power to determine the manner in which the property is operated. The interests of the operator and our interests may not always be aligned. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization and reserves.

To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Should any decision with respect to such action be determined adversely to us, such decision may have a material adverse effect on our profitability, results of operations and financial condition.

Pursuant to an Order of the Ontario Superior Court of Justice dated October 10, 2023, the operator of the iron ore mine underlying our royalty interest was granted protection under the Companies’ Creditors Arrangement Act (the “CCAA”). A sales and solicitation process was initiated pursuant to the CCAA process on October 30, 2023. The Company currently has various outstanding claims against the operator that are the subject of a stay under the CCAA proceedings, totaling $20.6 million which includes pre-filing amounts of $12.4 million. The CCAA proceedings are ongoing and there can be no assurance as to their outcome.

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

Approximately 64% of our revenue for the year ended December 31, 2023 came from our royalty interest in the Scully Iron Ore Mine. We expect this interest to continue to represent a significant portion of our revenue going forward. This concentration of revenue could mean that adverse developments, including any adverse decisions made by the operator thereof could have a more significant or longer-term impact on our results of operations than if our revenue was less concentrated.

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

We currently have three operating segments: (i) Royalty, which includes our interest in an iron ore mine; (ii) Industrial, which includes multiple projects in resources and services; and (iii) Merchant Banking, sometimes referred to as “financial services”, which comprises regulated merchant banking activities. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical supplies and services.

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

Recent Developments

Scully Mine Updates

The Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favourable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine’s product, to sell at a premium to 62% Fe iron ore. In 2023, the Platts 65% Fe index sold at approximately a 10% (US$12) premium to the Platts 62% Fe Index.

The following table sets forth the total iron ore products (which include pellets, chips and concentrates) shipped from the mine based upon the amounts reported to us by the Scully iron ore mine for the periods indicated:

	Year Ended
	December 31,
	2023	2022

	(tonnes)
Iron Ore Products Shipped	3,535,238	3,097,930

In November 2022, the operator of the mine announced that it had completed a US$15 million preferred share financing, and in January 2023 announced the closing of an advance payments facility with which provided for advance payments of up to US$35 million against future deliveries of concentrate. Then, in May 2023, the operator announced that it had completed the sale of US$27 million of senior secured priority notes.

In October 2023, the operator of the Scully iron ore mine commenced proceedings under CCAA. As part of its filing, the operator obtained a US$75 million debtor-in-possession loan facility which it disclosed would enable it to continue operating the mine in the ordinary course until a transaction or restructuring is completed. This facility was subsequently increased to US$125 million in April 2024. A sales and solicitation process was initiated pursuant to the CCAA process on October 30, 2023. The Company currently has various outstanding claims against the operator that are the subject of a stay under the proceedings, including pre-filing amounts of $12.4 million, which does not include unrecognized, disputed claims for past underpayments.

Cash Dividend Policy

On April 30, 2021, we announced that our board of directors approved a cash dividend policy, which is intended to maximize potential future dividends to holders of our Common Shares. In 2023, we declared a cash dividend of $0.23 (US$0.17) per Common Share paid on May 19, 2023 to shareholders of record on May 9, 2023.

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

Given the situation at the Scully iron ore mine and the potential for a substantial capital requirement depending on how the CCAA of the operator unfolds, we are currently taking a conservative approach. Upon a resolution of the financial condition of the operator, we intend to resume our quarterly dividend payments in the ordinary course.

Sale of Hydrocarbon Assets

In March 2023, we completed the sale of all of our hydrocarbon interests located in Alberta in consideration for $25.0 million, subject to certain customary adjustments and adjustment for an economic effective date of April 1, 2022. At closing, we received $18.2 million in cash consideration (net of GST). These hydrocarbon assets were classified as held for sale as of December 31, 2022 and we recognized an impairment reversal of $1.2 million in the year ended December 31, 2023. After closing, we received an additional $1.8 million payment in connection with customary adjustments and holdbacks.

Business Segments

We currently have three operating segments: (i) Royalty, which includes our interest in an iron ore mine; (ii) Industrial, which includes projects in resources and services; and (iii) Merchant Banking, sometimes referred to as “financial services”, which comprises regulated merchant banking activities.

Management is committed to a plan to rationalize its Industrial and Merchant Banking interests, and substantial progress has been made on both projects. These two segments have not produced returns commensurate to that of our royalty interest, and our Board of Directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. This plan is expected to simplify the Company’s corporate structure by separating its non-strategic assets and allowing the independent business lines to focus on pursuing and operating their respective businesses.

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

In 2023, approximately 64% of our total revenues were derived from such royalty interest. As at December 31, 2023, our total assets were $452.5 million, of which $196.6 million was represented by our interest in the underlying iron ore mine. Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2023 for further information.

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

In October 2023, the operator of the Scully iron ore mine commenced proceedings under the CCAA. See “ - Recent Developments”.

See “– D. Property, Plants and Equipment” for further information regarding this interest.

Industrial

Our Industrial segment includes projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets with a focus on East Asia.

Other production and processing assets in this segment include a hydro-electric power plant located in Africa. No customer in the Industrial segment represented 10% or more of our revenue in 2023. The industrial segment includes our former hydrocarbon assets located in Alberta, Canada, which we sold in March 2023. See “– Recent Developments” for further information. The Industrial segment generated 22% of our revenues in 2023.

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

Merchant Banking

Our Merchant Banking, also referred to as “financial services”, segment consists of a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated merchant banking in Europe, including the activities of the Bank.

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

All Other

Our All Other segment encompasses our corporate and other investments, as well as the overhead expenses of the parent company. Our All Other segment includes our corporate and operating segments whose quantitative amounts do not exceed 10% of any of our reported revenue, net income or total assets for 2023.

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

In particular, the banking industry is subject to extensive regulation and oversight. The operations of our Bank are subject to the regulations and directives issued by the European Union, as well as any additional Maltese legislation. The Bank is subject to direct supervision by the Malta Financial Services Authority, the Central Bank of Malta and the Financial Intelligence Analysis Unit and indirect supervision by the European Central Bank. There are various regulations and guidelines that the Bank needs to adhere to but the most noticeable ones relate to capital requirements, liquidity and the funding and the Anti-Money Laundering and Anti-Terrorist Financing. As a Maltese credit institution, the Bank is subject to the Capital Requirements Directive and Regulatory Frameworks, referred to as the “CRD and CRR Framework” (as updated from time to time), through which the European Union implements the Basel Capital reforms. The CRD and CRR Framework, among other things, impose minimum statutory capital requirements based on risk adjusted credit exposures and requires extensive regulatory reporting on own funds, large exposures, liquidity requirements and various other regulatory requirements. Large exposures consist of credit exposures to a client or group of connected clients in excess of 10% of the Bank's statutory capital base and such large exposures cannot exceed 25% of the Bank's statutory capital base, after taking into account eligible credit risk mitigation. The main liquidity requirements imposed by the CRD and CRR Framework are the liquidity coverage ratio, referred to as “LCR”, which refers to the proportion of highly liquid assets held by the Bank to ensure its ongoing ability to meet short-term liquidity obligations. The Bank must maintain a minimum statutory LCR of 100%. The CRD and CRR Framework also establish a minimum Net Stable Funding Ratio (referred to “NSFR”)  of 100%. Unlike the LCR, the NSFR is a liquidity standard requiring the Bank to hold enough stable funding to cover the duration of its long-term assets.

The Bank is currently working on the requirements of the revised CRD and CRR Framework, commonly referred to as the CRD6/CRR3 package, which will be wide-ranging, but is expected to include core Basel III components as well as market risk. However, the European Commission also introduces further initiatives in the package, which include: the revision of certain credit risk-weights used to determine the Bank’s statutory capital adequacy ratio; new capital calculation requirements relating to operational risk; governance and reporting requirements relating to environmental, social and governance (ESG) risks; and digital operational resilience (DORA).

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

C. Organizational Structure

The following table describes our material subsidiaries as at December 31, 2023, their respective jurisdictions of organization and our interest in respect of each subsidiary. The table excludes subsidiaries that only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets do not materially impact our consolidated results and net assets.

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

Please see Note 27 to our audited consolidated financial statements for the year ended December 31, 2023 for further information.

D. Property, Plants and Equipment

We have offices at Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2024. Should we require additional space at that time or prior thereto, we believe that such space can be secured on commercially reasonable terms.

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

The royalty is payable by the operator to us pursuant to a mining sub-lease related to the lands on which the mine is situated. This lease commenced in 1956 and expires in 2055.

Iron ore was first reported in the area of the mine in 1933. In 1956, Picklands Mathers & Company, referred to as “Picklands”, began work on the project and started the first intensive geological, metallurgical and economic investigations thereon. The mine was operated by Picklands from 1965 to 1986, when Picklands was acquired by Cleveland-Cliffs Inc., referred to as “Cliffs”, who operated it from 1986 until being put on care and maintenance in February 2014. For most of its life until 2010, the mine was operated as a joint venture owned by Stelco, Dofasco, Inland Steel, Acme Steel and Cliffs. Cliffs exercised a right of first refusal in February 2010 to acquire 100% ownership of the property. Cliffs placed the mine and concentrator on care and maintenance in February 2014 and, in 2015, commenced proceedings under the CCAA. The mine was acquired by Tacora Resources Inc. referred to as “Tacora”, in July 2017. On August 30, 2019, as part of its production ramp-up, Tacora announced that it had made its first seaborne vessel shipment of iron ore concentrate produced at the Scully iron ore mine.

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

Pursuant to an Order of the Ontario Superior Court of Justice dated October 10, 2023, the operator of the iron ore mine underlying our royalty interest was granted protection under CCAA. A sales and solicitation process was initiated pursuant to the CCAA process on October 30, 2023. See “– B. Business Overview – Recent Developments” for further information.

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

The Scully iron ore mine produces a high-grade ore in excess of 65% iron content that also has other favourable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully iron ore mine’s product, to sell at a premium to 62% Fe iron ore. In 2023, the Platts 65% Fe Index sold at approximately a 10% (US$12) premium to the Platts 62% Fe Index.

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

The property information included herein contains information reported by the operator of the Scully Iron Ore Mine under Canadian National Instrument 43-101, referred to as “NI 43-101”. Specifically, unless otherwise stated, the information contained herein has been derived from a technical report prepared for the operator under NI 43-101 titled “Feasibility Study Technical Report-Update, Scully Mine Re-Start Projects, Wabush, Newfoundland & Labrador, Canada” with an effective date of May 31, 2021.

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

Location

Scully is an open-pit mine and mineral processing operation located in the southwest corner of Labrador, in the Province of Newfoundland and Labrador, Canada, at 52°54’26.7” N and 66°54’ 34.6” W. The nearest local communities are the Town of Labrador City (3.5 km or 2.2 miles north), Town of Wabush (2.5 km or 1.6 miles east), and Town of Fermont (Quebec; 18 km or 11 miles southwest). From Wabush, the City of Sept-Îles is located 320 km (or 199 miles) away (on the north shore of the St. Lawrence River), the City of St. John’s 1,200 km (or 746 miles) to the southeast, and the City of Montreal 1,020 km (or 634 miles) to the southwest.

The Scully Mine property lies in the sub-arctic region of northern Canada, in an area of undulating hills with an elevation high of 686 m (2,251 ft) and elevation low of 533 m (1,749 ft). There are several lakes within the mine property area. As for climate, temperatures range from-40°C to 25°C (-40°F to 77°F). In a wet year, Wabush can receive up to 1,185 mm (47 inches) of precipitation (Environment Canada, 2012). In a dry year, Wabush receives only 675 mm (27 inches) of precipitation.

Infrastructure

Access to the Scully Mine site is provided by a four km road from Highway 500. The latter is accessible via Highway 389 from Baie-Comeau on the north shore of the Saint Lawrence River. The Wabush airport is 2 miles or 3 km from the mine site, within the town limits of Wabush.

Rail access from the Scully Mine site to the port at Sept-Îles consists of two separate segments. The first segment uses the QNS&L railway from Wabush to Arnaud Junction in Sept-Îles. From there, the second section is from Arnaud junction to Pointe-Noire (Sept-Îles), property of “Les Chemins de Fer Arnaud”, Sept-Îles, Quebec, where the iron ore concentrate is unloaded, stockpiled, and loaded on sea-going vessels. The second rail segment is owned by the Government of Quebec through the Sociéte du Plan Nord, which acquired these assets from Cliffs Natural Resources, Inc. bankruptcy of Canadian assets. The second segment was owned originally by the Wabush Railway Company Limited.

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

Area of Interest

The Scully Mine property consists of five Mining Leases; namely Mining Lease Lot No. 1, Lot No. 2, Lot No. 3, Lot No. 4, and the Wabush Mountain Area (Figures 3 and 4). The Scully Mine Royalty pertains only to Newfoundland & Labrador Corp. Ltd. Mining Lease Lot No. 1 (“Mining Lease Lot No. 1”). The industrial site and open pits are located within the Mining Lease Lot No. 1 area, which is 14.43 square km (5.57 square miles or 3,565.73 acres) in area. The surface and mineral rights on this Mining Lease are leased from the Government of Newfoundland and Labrador. This 99-year lease expires in 2055.

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

Iron ore concentrate is produced by processing iron ore through autogenous grinding mills and gravity and magnetic separation and a drying concentrator plant at a planned rate of up to 2,400 tonnes per hour. The concentrator plant produces iron ore concentrate with a grade of approximately 65.9% Fe, a level that exceeds the industry standard 62% benchmark and high-grade 65% benchmark. The concentrate also has low levels of deleterious elements (including silica and manganese) and very low moisture content.

From the Scully Mine iron concentrator, the iron ore concentrate is rail shipped to the Port of Sept-Îles for loading onto ships and transport overseas. Tacora has an agreement with Cargill, a leading independent iron ore trader, for purchase of 100% of the iron ore concentrate produced by the Scully Mine. Cargill has rolling options to extend this agreement over the life of the Scully Mine. The Scully Mine has a forecast mine life in excess of 25 years.

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

Property History

The Scully Mine operated continuously from 1965 to February 2014 with the mining and concentrating at Wabush and the subsequent stage of pelletizing done at Pointe Noire near the port of Sept-Îles, Quebec. Iron deposits were first reported in the Wabush area in 1933. In 1956, Picklands began work on the project and started the first intensive geological, metallurgical and economic investigation. A pilot plant was built and successfully produced 100,000 tonnes of iron ore concentrate. From 1965 to 2014, the Scully Mine produced between 2.7 million and 6.0 million tonnes of iron ore concentrate annually.

The Scully Mine was operated by Picklands from 1965 to 1986 when Picklands was acquired by Cliffs, who operated it from 1986 until 2014. For most of its life, the mine was a joint venture owned by Stelco (37.9%), Dofasco (24.3%), Inland Steel (15.1%), Acme Steel (15.1%) and Cliffs (7.7%). However, following various mergers and acquisitions in the North American steel industry, the ownership was consolidated between Cliffs, ArcelorMittal and U.S. Steel Canada, whereby each company respectively owned a joint venture percent ownership of 26.8%, 28.6% and 44.6%. Cliffs exercised their right of first refusal in February 2010 to acquire 100% ownership of the Property.

Under Cliffs, the Scully Mine and associated pellet plant located at Pointe-Noire (near Sept-Îles, Quebec), had the capacity of producing 6 million tonnes of iron ore pellets per year via three Dravo Straight Grate Induration machines. An integrated rail system was utilized to transport the iron ore concentrate product to the pelletizer plant at Pointe-Noire utilizing a bottom dump unloading system. From there, the product could be transported via sea-going ship to clients in America or elsewhere on the seaborne market. The product produced from the Scully Mine contained higher than normal levels of manganese due to the geology of the Deposit. The Scully Mine’s integrated mine and pellet plant facilities produced two types of iron ore pellets with varying manganese contents as controlled only by the ore blends, since the concentrating process was formerly unable to reduce the manganese content in the ore.

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

Permitting

The operator has disclosed that it is fully permitted to operate the mine. The most recent overall environmental study completed at the Scully Mine site is the Environmental Assessment Registration submitted by the operator to the Government of Newfoundland and Labrador on September 28, 2017. The Government placed the document on a public notice period, responded to public comments, and released the Scully Mine reactivation project from further environmental assessment on November 21, 2017. Such feasibility study was not completed under the SEC Mining Rules.

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

Production

The following table sets forth the total iron ore products (which include pellets, chips and concentrates) shipped from the mine based upon the amounts reported to us by the Scully mine operator in 2023 and 2022:

	Year Ended
	December 31,
	2023	2022

	(tonnes)
Iron Ore Products Shipped	3,535,238	3,097,930

Other Interests

We own two industrial real estate parks in the Saxony-Anhalt region in Germany, which primarily lease out space for storage and production facilities. One of these parks is located in Arneburg, Germany and is 1,554,816 square meters, currently houses approximately 27 buildings and offers developed industrial and commercial land for greenfield investments as well as warehouses, production halls, workshops and offices. The property has railway, road and harbour connections. The other industrial park is located in Dessau, Germany and is a 109,804 square meter development property that currently houses approximately 15 buildings and offers office and administrative buildings, production halls and warehouses and land for industrial investments. The property has connections to railway and roads. Both of these industrial parks are part of the security package for the €25.0 million in principal amount of bonds issued by Merkanti Holding plc in 2019, and to the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

ITEM 4A:  UNRESOLVED STAFF COMMENTS

None.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2023, 2022 and 2021 should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere herein.

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

As previously announced, our management is committed to a plan to rationalize the assets comprising our industrial and merchant banking segments, and substantial progress has been made on both projects. These two segments have not produced returns commensurate to that of our royalty interest, and our Board of Directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. It simplifies the Company’s corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

In 2023, we completed the sale of our hydrocarbon assets. See “Item 4: Information on the Company – B. Business Overview – Recent Developments” for further information.

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

The average price of 62% iron ore, as reported by Platts, remained constant at US$120 per tonne in 2023 and 2022. Overall, the average iron price for 65% Fe iron ore, as reported by Platts was US$132 per tonne in 2023, compared to US$139 per tonne in 2022.

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

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at December 31, 2023, the Canadian dollar had decreased by 1.2% against the Euro from the end of 2022. We recognized a $1.2 million currency translation adjustment loss in accumulated other comprehensive income within equity in 2023, compared to a currency translation adjustment gain of $1.1 million in accumulated other comprehensive income within equity in 2022. In addition, we recognized net losses of $0.4 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2023, compared to net gains of $3.9 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2022.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,
	2023	2022	2021

	(In thousands, except per share amounts)
Revenue	$54,944	$63,689	$71,291
Costs of sales and services	19,074	29,882	30,918
Selling, general and administrative expenses	24,182	28,480	21,144
Share-based compensation–selling, general and administrative	—	—	2,497
Finance costs	1,763	1,809	1,935
Credit losses (recovery)	547	(47)	88
(Reversal of) impairment of assets held for sale	(1,246)	31,443	—
Net income (loss)(1)	1,391	(23,398)	7,564
Earnings (loss) per share – basic and diluted	0.09	(1.58)	0.51

Note:

(1)	Attributable to the owners of the parent company.

The following table provides a breakdown of revenue for each of the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,
	2023	2022	2021
		(In thousands)
Royalty, goods and products and services	$43,330	$52,218	$60,201
Interest	3,717	3,712	405
Dividends	146	268	244
Other, including medical and real estate sectors	7,751	7,491	10,441
Revenue	$54,944	$63,689	$71,291

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following is a breakdown of our revenue by segment for each of the years indicated:

	Years Ended December 31,
	2023	2022

	(In thousands)
Revenue:
Royalty	$35,323	$29,167
Industrial	12,247	28,538
Merchant Banking	7,374	5,486
All Other	—	498
	$54,944	$63,689

In 2023, 74% of our revenues were from the Americas, 16% was from Europe and 10% were from Africa, Asia and other regions. In 2022, 77% of our revenues were from the Americas, 9% was from Europe and 14% were from Africa, Asia and other regions.

Based upon the average exchange rates for 2023, the Canadian dollar was weaker by 6.2% in value against the Euro compared to the average exchange rates for 2022.

Revenue for 2023 decreased to $55.0 million from $63.7 million in 2022, mainly as a result of the disposition of our hydrocarbon interests in March 2023, partially offset by increased royalty income resulting from higher iron ore prices in 2023. A customer in the Royalty segment located in Canada represented approximately 64% and 45%, respectively, of our total revenue for the years ended December 31, 2023 and 2022.

Revenue for our Royalty segment for 2023 increased to $35.3 million from $29.2 million in 2022 primarily as a result of higher production and a stronger iron ore pricing environment in 2023 compared with 2022.

Revenue for our Industrial segment for 2023 decreased to $12.2 million from $28.5 million in 2022, primarily as a result of the the disposition of our hydrocarbon interests in March 2023.

Revenue for our Merchant Banking segment for 2023 increased to $7.4 million from $5.5 million in 2022. The increase primarily resulted from the higher interest rate environment and additional merchant banking transactions.

Revenue for our All Other segment was $nil in 2023 compared to $0.5 million in 2022.

In 2023, total revenues include revenues of $43.3 million from royalty, goods and products and services, of which 84% was from our iron ore royalty, approximately 8% was from hydrocarbons and 8% was from power and electricity. In 2022, total revenues include revenues of $52.2 million from royalty, goods and products and services, of which 57% was from our iron ore royalty, 35% was from hydrocarbons and 8% was from electricity and power.

Costs of sales and services decreased to $19.1 million in 2023 from $29.9 million in 2022, primarily as a result of the disposition of our hydrocarbon assets in March 2023. The following is a breakdown of our costs of sales and services for each of the years indicated:

	Years Ended December 31,
	2023	2022

	(In thousands)
Royalty, goods and products and services	$12,689	$23,677
Reversal of write-down of inventories	(27)	(21)
Net fair value loss (gain) on investment property and real estate for sale	59	(96)
Gain on disposition of a subsidiary	—	(264)
Gains on settlements and derecognition of liabilities	(1,313)	(69)
Changes in fair value of a loan payable measured at FVTPL	360	141
Losses on securities, net	2,794	2,436
Other, including medical and real estate sectors	4,512	4,078
Total costs of sales and services	$19,074	$29,882

We recognized a gain on settlements and derecognition of liabilities of $1.3 million in 2023 including $0.8 million due to a former subsidiary which was determined not to be payable (see Note 23 to our audited consolidated financial statements for the year ended December 31, 2023), compared to $0.1 million in 2022.

We recognized a net loss on securities primarily relating to trading securities of $2.8 million in 2023, compared to $2.4 million in 2022. These losses primarily related to realized and fair value losses on certain trading securities and a fair value gain on an unlisted security (in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine) measured at fair value through profit and loss due to a lower discount rate at year end.

We recognized a net fair value loss on investment property and real estate for sale, of $0.1 million in 2023, compared to a fair value gain of $0.1 million in 2022.

We also recognized $4.5 million of other costs relating to medical and real estate sectors in 2023, compared to $4.1 million in 2022.

We recognized a net gain on the disposition of a subsidiary of $nil in 2023, compared to $0.3 million in 2022. The net gain on disposition of a subsidiary consisted of the reclassification of exchange differences from other comprehensive income and the difference between the book value of such net assets (or net liabilities) and the consideration received.

In 2023, we recognized a reversal of impairment of assets held for sale of $1.2 million primarily related to a non-cash impairment loss recognized in connection with the reclassification of our hydrocarbon assets as assets held for sale as at December 31, 2022. The assets were sold in March 2023.

Selling, general and administrative expenses decreased to $24.2 million in 2023 from $28.5 million in 2022 primarily due to the disposition of our hydrocarbon assets in March 2023 and expense management.

In 2023, we recognized a net foreign currency transaction loss of $0.4 million compared to a gain of $3.9 million in 2022, in our consolidated statement of operations. The foreign currency transaction loss represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

In each of 2023 and 2022, finance costs were $1.8 million. These related primarily to interest on Merkanti’s publicly listed bonds.

In 2023 we recognized credit losses of $0.5 million on receivables, compared to a reversal of credit losses on loans and receivables and guarantees of $47,000 in 2022.

We recognized an income tax expense (other than resource property revenue taxes) of $1.9 million in 2023, compared to an income tax recovery (other than resource property revenue taxes) of $6.2 million in 2022. Excluding resource property revenue taxes, we paid $0.4 million in income tax in cash during 2023 and, in 2022, we paid $0.2 million in income tax in cash. We also recognized a resource property revenue tax expense of $6.9 million in 2023, compared to $5.7 million in 2022.

Overall, we recognized an income tax expense of $8.8 million (income tax expense of $1.9 million and resource property revenue tax expense of $6.9 million) in 2023, compared to an income tax recovery of $0.5 million (income tax recovery of $6.2 million and resource property revenue tax expense of $5.7 million) in 2022.

In 2023, our net income attributable to shareholders was $1.4 million, or $0.09 per share on a basic and diluted basis, compared to a net loss attributable to shareholders of $23.4 million, or $1.58 per share on a basic and diluted basis in 2022.

In 2023, our EBITDA was $19.9 million, compared to an EBITDA loss of $11.4 million in 2022. Our EBITDA loss in 2022 included a non-cash impairment related to the sale of our hydrocarbon properties of $31.4 million.

The following is a reconciliation of our net income (loss) to EBITDA (loss) for each of the years indicated:

	Years Ended December 31,
	2023	2022

	(In thousands)
Net income (loss) for the year(1)	$1,399	$(23,407)
Income tax expense (recovery)	8,798	(549)
Finance costs	1,763	1,809
Depreciation, depletion and amortization	7,929	10,699
EBITDA (loss)	$19,889	$(11,448)

Note:

(1)Includes net income and loss attributable to non-controlling interests.

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

Costs of sales and services decreased to $29.9 million in 2022 from $30.9 million in 2021, primarily as a result of a gain on derivatives incurred in 2021 in connection with iron ore prices. The following is a breakdown of our costs of sales and services for each of the years indicated:

	Years Ended December 31,
	2022	2021

	(In thousands)
Royalty, goods and products and services	$23,677	$22,933
Reversal of write-down of inventories	(21)	(19)
Gain on derivative contracts, net	—	(1,376)
Net fair value gain on investment property and real estate for sale	(96)	(407)
Gain on disposition of a subsidiary	(264)	—
Gains on settlements and derecognition of liabilities	(69)	(390)
Changes in fair value of a loan payable measured at FVTPL	141	1,616
Losses on securities, net	2,436	2,320
Other, including medical and real estate sectors	4,078	6,241
Total costs of sales and services	$29,882	$30,918

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

We recognized a fair value gain on investment property and real estate for sale of $0.1 million in 2022, compared to $0.4 million in 2021.

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

The following is a reconciliation of our net (loss) income to EBITDA (loss) for each of the years indicated:

	Years Ended December 31,
	2022	2021

	(In thousands)
Net (loss) income for the year(1)	$(23,407)	$7,371
Income tax (recovery) expense	(549)	10,176
Finance costs	1,809	1,935
Depreciation, depletion and amortization	10,699	11,023
EBITDA (loss)	$(11,448)	$30,505

Note:

(1)	Includes net loss attributable to non-controlling interests.

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

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	December 31,
	2023	2022

	(In thousands, except ratio amounts)
Total debt(1)	$36,107	$35,538
Less: cash	(78,252)	(63,717)
Net debt	Not applicable	Not applicable
Shareholders’ equity	322,459	325,158
Net debt-to-equity ratio	Not applicable	Not applicable

Note:

(1)	Long-term debt includes bonds payable and does not include: (a) a non-interest bearing loan payable of $7.6 million as at December 31, 2023 and $7.4 million as at December 31, 2022 which is measured at fair value through profit or loss and does not have a fixed repayment date. See “– Financial Position”; and (b) long-term lease liabilities of $3,000 at December 31, 2023 ($0.3 million at December 31, 2022), recognized as a consequence of IFRS 16.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2023 and 2022. Our net debt-to-equity ratio as at December 31, 2023 and 2022 was not applicable as we had a net cash balance.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	December 31,
	2023	2022

	(In thousands, except ratio amounts)
Long-term debt, less current portion(1)	$36,107	$35,538
Shareholders’ equity	322,459	325,158
Long-term debt-to-equity ratio	0.11	0.11

Note:

(1)	See note in the table immediately above.

During 2023, our strategy, which was unchanged from 2022, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at a manageable level. The ratios were stable between 2023 and 2022.

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

Working capital levels fluctuate throughout the year and are affected by the level of our operations, pricing of iron ore, the timing of the collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and expected cash flows from operations to meet our working capital and other requirements as well as unexpected cash demands.

The following table presents a summary of cash flows for each of the periods indicated:

	Years Ended December 31,
	2023	2022	2021
		(In thousands)
Cash flows provided by (used in) operating activities	$26,181	$30,637	$(6,637)
Cash flows used in investing activities	(6,307)	(4,677)	(971)
Cash flows used in financing activities	(3,815)	(17,192)	(424)
Exchange rate effect on cash	(1,524)	76	(647)
Increase (decrease) in cash	$14,535	$8,844	$(8,679)

Cash Flows from Operating Activities

Operating activities provided cash of $26.2 million in 2023, compared to $30.6 million in 2022. In 2023, a decrease in assets held for sale related to the sale of our hydrocarbon assets provided cash of $19.2 million. An increase in receivables used cash of $16.3 million in 2023, compared to a decrease in receivables providing cash of $24.3 million in 2022. The increase in receivables in 2023 related to Tacora under CCAA protection. A decrease in short-term securities provided cash of $14.6 million in 2023, compared to an increase in short-term securities utilizing cash of $12.5 million in 2022. The decrease in 2023 related primarily to dispositions of the securities. A decrease in account payables and accrued expenses used cash of $4.0 million in 2023, compared to an increase in account payables and accrued expenses providing cash of $9.9 million in 2022. An increase in income tax liabilities provided cash of $3.0 million in 2023, compared to $0.5 million in 2022. In 2023, a decrease in deposits, prepaid and other provided cash of $0.3 million, compared to an increase in deposits, prepaid and other using cash of $1.0 million in 2022. An increase in inventories used cash of $0.3 million in 2023, compared to a decrease in inventories providing cash of $0.3 million in 2022.

Operating activities provided cash of $30.6 million in 2022 compared to using cash of $6.6 million in 2021. In 2022, a decrease in receivables provided cash of $24.3 million, compared to an increase in receivables using cash of $24.5 million in 2021. The decrease in receivables related to a reduction in receivables from an affiliate controlled by our Chairman (see “Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions” and Notes 8 and 24 to our audited consolidated financial statements for the year ended December 31, 2023 for further information). An increase in short-term securities used cash of $12.5 million in 2022, compared to $3.9 million in 2021. This related primarily to bond investments in our banking subsidiary. An increase in account payables and accrued expenses provided cash of $9.9 million in 2022, compared to a decrease in account payables and accrued expenses using cash of $1.7 million in 2021. In 2022, an increase in deposits, prepaid and other used cash of $1.0 million, compared to a decrease in deposits, prepaid and other providing cash of $0.4 million in 2021. An increase in income tax liabilities provided cash of $0.5 million in 2022, compared to $0.6 million in 2021. A decrease in inventories provided cash of $0.3 million in 2022 and 2021. In 2022, an increase in restricted cash used cash of $0.2 million, compared to a decrease in restricted cash providing cash of $20,000 in 2021.

Cash Flows from Investing Activities

Investing activities used cash of $6.3 million in 2023, compared to $4.7 million in 2022. In 2023, an increase in loan receivables used cash of $7.3 million in 2023, compared to $6.9 million in 2022. This increase related to lending within our bank subsidiary. In 2023, proceeds from the sales of investment property provided cash of $1.2 million, compared to $2.6 million in 2022. Purchases of property, plant and equipment, net of sales, used cash of $0.2 million in 2023, compared to $0.5 million in 2022.

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

Cash Flows from Financing Activities

Net cash used in financing activities was $3.8 million in 2023, compared to $17.2 million in 2022. In 2023, dividends paid to the owners of our Common Shares used cash of $3.4 million, compared to $16.9 million in 2022. Reductions in lease liabilities used cash of $0.4 million in 2023 and in 2022.

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

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	December 31,
	2023	2022

	(In thousands)
Cash	$78,252	$63,717
Short-term securities	12,958	30,293
Trade receivables	1,907	3,829
Tax receivables	640	631
Other receivables	67,783	43,502
Inventories	1,199	840
Restricted cash	397	365
Deposits, prepaid and other	1,409	1,688
Assets held for sale	—	34,743
Total current assets	164,545	179,608
Working capital	143,972	136,636
Total assets	452,467	475,477

Account payables and accrued expenses	16,044	21,099
Income tax liabilities	4,529	1,515
Liabilities related to assets held for sale	—	20,358
Total current liabilities	20,573	42,972
Bonds payable, long-term	36,107	35,538
Loan payable, long-term	7,610	7,424
Deferred income tax liabilities	58,370	56,570
Total liabilities	122,797	142,970
Shareholders’ equity	322,459	325,158

We maintain an adequate level of liquidity, with a portion of our assets held in cash and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use liquidity for our own proprietary trading and investing activities.

As at December 31, 2023, cash increased to $78.3 million from $63.7 million as at December 31, 2022.

We had short-term securities of $13.0 million as at December 31, 2023 compared to $30.3 million as at December 31, 2022 These mainly comprised of liquid government debt securities and other securities held by our Bank in the ordinary course of business. The decrease in short-term securities primarily related to the sale of government bonds within our bank subsidiary.

Trade receivables and other receivables were $1.9 million and $67.8 million, respectively, as at December 31, 2023, compared $3.8 million and $43.5 million, respectively, as at December 31, 2022. The increase in other receivables primarily resulted from an increase in receivables from Tacora. Included in other receivables at December 31, 2023 were receivables of $20.6 million related to our iron ore royalty interest, compared to $5.8 million as at December 31, 2022. Other receivables included an indemnification asset of $6.8 million, a loan and aggregate current account receivables of $30.5 million as at December 31, 2023 from a related party compared to an indemnification asset of $6.8 million, a loan and aggregate current account receivables of $28.0 million as at December 31, 2022 from a related party. See “Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions” for further information.

Current tax receivables, consisting primarily of refundable value-added taxes, were $0.6 million as at December 31, 2023 and December 31, 2022.

Inventories increased to $1.2 million as at December 31, 2023, from $0.8 million as at December 31, 2022.

Restricted cash was $0.4 million as at December 31, 2023 and December 31, 2022.

Deposits, prepaid and other assets were $1.4 million as at December 31, 2023, compared to $1.7 million as at December 31, 2022.

Assets held for sale were $nil as at December 31, 2023, compared to $34.7 million as at December 31, 2022. The decrease was the result of the disposition of our hydrocarbon assets in March 2023.

Account payables and accrued expenses were $16.0 million as at December 31, 2023, compared to $21.1 million as at December 31, 2022. The decrease was primarily related to the sale of Notine.

We had deferred income tax liabilities of $58.4 million as at December 31, 2023, compared to $56.6 million as at December 31, 2022.

We had bonds payable of $36.1 million as at December 31, 2023, compared to $35.5 million as at December 31, 2022.

We had a non-interest bearing loan payable, which is measured at fair value through profit or loss, of $7.6 million as at December 31, 2023, compared to $7.4 million as at December 31, 2022. The increase resulted from a change in fair value due to interest accretion. The loan does not have a fixed repayment date and the estimated fair value has been determined using a discount rate for similar investments. Please see Note 25 to our audited consolidated financial statements for the year ended December 31, 2023 for further information.

Long-Term Debt

As at December 31, 2023, we had long-term bonds payable of $36.1 million compared to $35.5 million as at December 31 2022. In August 2019, Merkanti Holding plc completed a public issue of bonds with an aggregate nominal amount of €25.0 million. The bonds are redeemable in August 2026, with interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate of 4.41%) and secured by our investment property and real estate for sale. To the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

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

In 2023, we reported a $1.2 million currency translation adjustment loss in accumulated other comprehensive income within equity. This compared to a $1.1 million currency translation adjustment gain under accumulated other comprehensive income within equity in 2022. This currency translation adjustment did not affect our profit and loss statement. The loss in 2023 was primarily a result of the weakening of the Canadian dollar against the Euro.

Contractual Obligations

The following table sets out our obligations and commitments including contractual obligations, bonds payable and loan payable held at fair value as at December 31, 2023.

	Payments Due by Period(1)
	(In thousands)
	Less than			More than
Contractual Obligations(2)	1 Year	1 – 3 Years	3 – 5 Years	5 Years	Total
Lease liabilities	$316	$3	$—	$—	$319
Bonds payable	1,463	39,003	—	—	40,466
Loan payable(3)	—	—	—	7,610	7,610
Total	$1,779	$39,006	$—	$7,610	$48,395

Notes:

(1)	Includes principal and interest, except for loan payable which is measured at FVTPL.
(2)	This table does not include non-financial instrument liabilities and guarantees.
(3)

Consists of a U.S. dollar loan payable to a former subsidiary, which is interest free, does not have a fixed maturity date and is measured at fair value through profit or loss. The undiscounted contractual amount due to former subsidiary out of surplus cash of the applicable subsidiary note holder is $55.6 million (US$42.1 million). The payment amount disclosed here represents its fair value as at December 31, 2023. The total amount due on December 31, 2023 or within 12 months thereafter is $nil. The actual repayment may be materially different from the amount disclosed herein. See “– Financial Position” for further information.

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

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2B to our audited consolidated financial statements for the year ended December 31, 2023, for a discussion of the material accounting policies.

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

Identification of Cash-generating Units

Our assets are aggregated into cash-generating units, referred to as “CGUs”, for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs. Please see Notes 11 and 12 to our audited consolidated financial statements for the year ended December 31, 2023 for further information.

Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of our non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for iron ore, a significant change in an asset’s market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity's market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on our CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of our interests in an iron ore mine and power plant, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying value of non-financial assets.

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

Assets Held for Sale and Dispositions

We apply judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment for further information.

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

Interest in Resource Properties and Reserve Estimates

Our iron ore royalty interest had an aggregate carrying amount of $196.6 million as at December 31, 2023.

Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of our interests in resource properties, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. In 2023, we did not recognize any impairment in respect of our interests in resource properties.

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

Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2023 for further information.

Impairment of Other Non-Financial Assets

We had property, plant and equipment aggregating $25.8 million as at December 31, 2023, consisting mainly of a power plant. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company’s CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of our property, plant and equipment. Please see Note 11 to our audited consolidated financial statements for the year ended December 31, 2023 for further information.

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

We recognized deferred income tax assets of $9.5 million as at December 31, 2023. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

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

We comply with IFRIC 23, Uncertainty over Income Tax Treatments, which provides guidance on the recognition and measurement of tax assets and liabilities under IAS 12, Income Taxes, referred to as “IAS 12” when there is uncertainty over income tax treatments. Our operations and organization structures are complex, and related tax interpretations, regulations and legislation are continually changing, and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. Significant judgement is required in the interpretations of the relevant tax laws and in assessing the probability of acceptance of our tax positions, which includes our best estimate of tax positions that are under audit or appeal by relevant taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase our income tax liabilities. In addition, the companies have filed appeals and have disputed certain issues. We perform a review on a regular basis to incorporate management’s best assessment based on information available, but additional liability and income tax expense could result based on the non-acceptance of our tax positions by the relevant taxation authorities.

Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 22 to our audited consolidated financial statements for the year ended December 31, 2023 for further information.

New Standards and Interpretations Not Yet Adopted

The IASB has issued the following amendments to existing standards that will become effective in future years:

●	Amendments to IAS 1-Classification of Liabilities as Current or Non-current, which were issued in 2020, clarifies the classification requirements in the standard for liabilities as current or non-current. Amendments to IAS 1, Non-current Liabilities with Covenants, which were issued in 2022, modifies the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, which further clarifies the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants and defers the effective date of the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, to annual reporting periods beginning on or after January 1, 2024. Management does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements; and
●	Amendments to IFRS 16, Leases-Lease Liability in a Sale and Leaseback, which clarifies subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. The amendments are effective for annual periods beginning on or after January 1, 2024.

Management is assessing the impacts, if any, the amendments to existing standards will have on the Group and does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

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

Name (Age)	Present Position	Date of Commencement of Office with our Company
Michael J. Smith (76)	Executive Chairman and Director	2017
Samuel Morrow (39)	President, Chief Executive Officer, Chief Financial Officer and Director	2017
Dr. Shuming Zhao (72)(1)(2)(3)	Director	2017
Indrajit Chatterjee (78)(2)(3)	Director	2017
Silke S. Stenger (56)(1)(2)(3)	Director	2017
Jochen Dümler (69)(1)(2)(3)	Director	2017

Notes:

(1)Member of the Audit Committee.

(2)Member of the Compensation Committee.

(3)Member of the Nominating and Corporate Governance Committee.

Michael J. Smith – Executive Chairman and Director

Mr. Smith is the Executive Chairman and a director of the Company. He was previously the President and Chief Executive Officer of the Company from June 2017 to May 1, 2021. Mr. Smith has served as a director and in executive positions of various publicly traded and private companies. Mr. Smith has experience in corporate finance and restructuring.

Samuel Morrow – President, Chief Executive Officer, Chief Financial Officer and Director

Mr. Morrow is the Chief Financial Officer of the Company since 2017 and the President and Chief Executive Officer of the Company since 2021. Mr. Morrow has also served as a director of the Company since May 2021. Mr. Morrow is a Chartered Financial Analyst. Prior thereto, Mr. Morrow was previously Vice President of Tanaka Capital Management and Treasurer, Chief Financial Officer and Chief Operating Officer of the Tanaka Growth Fund.

Dr. Shuming Zhao – Director

Dr. Zhao is the Senior Distinguished Professor and Honorary Dean of the School of Business at Nanjing University, the People’s Republic of China. He was appointed as Dean of Nanjing University Xingzhi College in 2020. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of the Chinese Academy of Management, Lifetime Honorary President for Jiangsu Provincial Association of Human Resource Management, and Vice President of Jiangsu Provincial Association of Professional Managers. Since 1994, Dr. Zhao has acted as a management consultant for several Chinese and international firms. Dr. Zhao is also a director of Daqo New Energy Corp. (China). Dr. Zhao has successfully organized and held ten international symposia on multinational business management. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business, University of Southern California, USA, the College of Business, University of Missouri-St. Louis, USA, Drucker Graduate School of Management, Claremont Graduate University, USA and Honorary Professor of SolBridge International School of Business, South Korea. Dr. Zhao has lectured in countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal and Australia.

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

Silke S. Stenger – Director

Ms. Stenger is an independent business consultant and business coach, with experience in the automotive, plant engineering and cement, franchising and consulting industries. She was formerly the vice chairperson of KHD Humboldt Wedag International AG. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Limited and Head of Investor Relations and authorized representative (Prokurist) with Koidl & Cie Holding AG. She holds a Master of Science in Industrial and Communications Psychology from FHWien University of Applied Sciences of WKW in Vienna, Austria and is a certified controller, IFRS accountant and a certified expert in sustainable finance (ESG).

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

B. Compensation

During the fiscal year ended December 31, 2023, we paid an aggregate of approximately $1.9 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our company during the fiscal year ended December 31, 2023 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2023 to our executive officers:

					Non-equity incentive
					compensation plan
					compensation
					($)(1)
			Share-	Option-
			based	based	Annual	Long-term	Pension		All other		Total
	Salary		awards	awards	incentive	incentive	value		compensation		compensation
Name and Principal Position	($)		($)	($)	plans	plans	($)		($)		($)
Michael J. Smith Executive Chairman	463,882	(2)	—	—	100,000	—	—		294,753	(3)	858,635
Samuel Morrow President, Chief Executive Officer(4) and Chief Financial Officer	464,742		—	—	120,000	—	147,657	(5)	317,021	(3)(4)(6)	1,049,420

Notes:

(1)	All awards under our non-equity incentive compensation plans are paid during the financial year they were earned.
(2)	Consists of net pay.
(3)	Consists of housing allowances and expenses.
(4)	Includes payments made directly as well as fees and incentive plan payments made to a controlled company.
(5)	Consists of a defined contribution retirement plan.
(6)	Consists of medical and other customary perquisites.

For the purposes of the above table, compensation amounts were translated to Canadian dollars at the applicable exchange rate at the date of the transaction or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rates as at the date of the transactions.

Directors’ Compensation

The following table provides a summary of compensation paid by us to, or earned by, the directors of our company during the fiscal year ended December 31, 2023:

Director Compensation Table
		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	Earned	awards	awards	compensation	Value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Michael J. Smith(1)	—	—	—	—	—	—	—
Dr. Shuming Zhao	104,717	—	—	—	—	—	104,717
Indrajit Chatterjee	97,976	—	—	—	—	—	97,976
Silke S. Stenger	197,284	—	—	—	—	—	197,284
Friedrich Hondl	27,183	—	—	—	—	—	27,183
Jochen Dümler	101,387	—	—	—	—	—	101,387
Samuel Morrow(2)	—	—	—	—	—	—	—

Notes:

(1)	Compensation provided to Mr. Smith, in his capacity as Chairman is disclosed in the table above under the heading “Executive Officers”.
(2)	Compensation provided to Mr. Morrow, in his capacity as President, Chief Executive Officer and Chief Financial Officer is disclosed in the table above under the heading “Executive Officers”.

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

Pension Plan Benefits

As of December 31, 2023, other than as disclosed herein, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.

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

D. Employees

At December 31, 2023, 2022 and 2021, we employed approximately 72, 71 and 78 people, respectively.

E. Share Ownership

There were 14,822,251 Common Shares, 1,839,977 stock options and no share purchase warrants issued and outstanding as at December 31, 2023. Of the Common Shares and stock options issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2023, beneficially owned the following Common Shares and held the following stock options:

		Percentage of total
	Common Shares	Common Shares		Stock options
	beneficially owned	outstanding		held
Name and principal position	(#)	(%)		(#)
Michael J. Smith Executive Chairman and Director	128,393	0.9%		14,715	(1)
Samuel Morrow President, Chief Executive Officer and Director	9,888	—	*	541,512	(2)
Dr. Shuming Zhao Director	—	—		54,150	(3)
Indrajit Chatterjee Director	—	—		54,150	(3)
Silke S. Stenger Director	—	—		54,150	(3)
Jochen Dümler Director	—	—		54,150	(3)

Notes:

(1)	The options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027.
(2)	70,632 options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027 and 470,880 options are exercisable at a price of US$11.17 per Common Share and expire on May 4, 2031.
(3)	14,126 options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027 and 40,024 options are exercisable at a price of US$11.17 per Common Share and expire on May 4, 2031.
*	Less than 0.1%.

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

As at December 31, 2023 and the date hereof, 1,839,977 Common Shares were subject to outstanding awards under the Incentive Plan and 332,555 Common Shares were available for future awards under the Incentive Plan.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

There were 14,822,251 Common Shares issued and outstanding as of April 19, 2024. Persons known to us to be the beneficial owner of more than five percent (5%) of our Common Shares as of April 19, 2024:

	Amount	Percent of
Name	Owned	Class(1)
Peter Kellogg, group(2)	5,293,276	35.7%
Lloyd Miller, III(3)	1,842,087	12.4%

Notes:

(1)	Based on 14,822,251 Common Shares issued and outstanding on April 19, 2024.
(2)	As disclosed in a Schedule 13D/A dated July 17, 2022 and other public documents, Mr. Peter Kellogg and/or his family beneficially owns an aggregate of 5,293,276 Common Shares with sole dispositive and voting power. Such Schedule 13D/A filing further disclosed the following reporting person or related party purchases of Common Shares in the 60 days prior to the date of the filing: (i) 200,000 Common Shares purchased by Cynthia Kellogg, Mr. Kellogg's wife, and (ii) 200,000 Common Shares purchased by IAT Reinsurance Company Ltd. This group may be considered to control our company as a result of, among other things, its proportionate ownership of our Common Shares.
(3)	Based on a Schedule 13D filed on December 11, 2023 by Mr. Neil Subin. As disclosed in such filing, Neil Subin succeeded to the position of President and Manager of Milfam, LLC which serves as manager, general partner or investment advisor of a number of entities formerly managed by the late Lloyd Miller, III. He also serves as trustee of a number of Miller family trusts.

As of April 19, 2024, there were 14,822,251 Common Shares issued and outstanding held by 123 registered shareholders. Of those Common Shares issued and outstanding, 14,821,781 Common Shares were registered in the United States (119 registered shareholders).

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

We had the following transactions with related parties:

Years ended December 31:	2023	2022	2021

	(in thousands)
Fee income	$425	$1,191	$1
Interest income	79	—	—
Other income	—	462	—
Dividends received	89	198	198
Royalty expenses	(778)	(682)	(700)
Fee expenses	(41)	(2,198)	—
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(886)	(4,914)	(1,007)

We have, from time to time, entered into arrangements with a company owned by our Chairman to assist us to comply with various local regulations and requirements, including the recently introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are also utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for our ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by our Chairman or the company controlled by him. Pursuant to this arrangement, as at December 31, 2023, we held: (i) an indemnification asset of $6.8 million relating to a secured indemnity provided by such company to our subsidiary to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of our subsidiaries and another subsidiary that was put into dissolution by us in 2019; (ii) a non-interest bearing loan to such company of $0.9 million, which was made in 2019 in order to facilitate the acquisition of securities for our benefit. The loan initially bore interest at 6.3% and subsequently became non-interest bearing; and (iii) current account receivables of $29.6 million. We also had current accounts payable of $1.6 million due to the aforesaid affiliate as at December 31, 2023.

In addition, pursuant to these arrangements, during 2023 and 2022, we reimbursed such company $0.9 million and $4.9 million (as set forth in the table above), respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, we had royalty expenses of $0.8 million in 2023 and $0.7 million in each of 2023 and 2022, that were paid to a company in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine.

Please see Note 24 to our audited consolidated financial statements for the year ended December 31, 2023 for further information.

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

We and certain of our subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the group in the amount of approximately $68.4 million (€43.8 million) as at December 31, 2020. We believe that such claim is without merit and intend to vigorously defend against such claim, and therefore no provision has been made. In the second half of 2021, we were informed of a proposed amendment to the claim which, if allowed, would increase the principal amount to approximately $118.2 million (€80.8 million), plus interest and costs, as at December 31, 2023. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on our financial condition or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to the outcome.

Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations as at December 31, 2023. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current evaluations are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 22 to our audited consolidated financial statements for the year ended December 31, 2023 for further information.

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

In 2023, we declared and paid cash dividends of $0.23 (US$0.17) per Common Share paid on May 19, 2023 to shareholders of record on May 9, 2023.

Based upon a review of our financial position, operating results, ongoing working capital requirements and other factors, our board of directors may from time to time and if deemed advisable by it, declare and pay cash dividends to holders. Based on the current status of the operator of the Scully mine and ongoing CCAA proceedings, we are currently taking a conservative approach with respect to dividend payments. Upon a resolution of the financial condition of the operator, we intend to resume our quarterly dividend payments in the ordinary course.

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

Material United States Federal Income Tax Consequences

The following is a discussion of certain United States federal income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our Common Shares who holds such shares as capital assets for United States federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of United States federal income tax matters and does not address consequences particular to persons subject to certain special provisions of United States federal income tax law, such as those described below. In addition, this discussion does not cover any state, local or non-United States tax consequences or United States federal estate and gift taxes. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

The following discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the “Code”, Treasury Regulations (whether final, temporary, or proposed) published by the Internal Revenue Service, referred to as the “IRS”, rulings and published administrative positions of the IRS, and court decisions, in each case, as in effect currently, and any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, whether adverse or beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with the statements and conclusions herein, or will not take, or that a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any U.S. Holder or prospective U.S. Holder of our Common Shares and no opinion or representation with respect to the United States federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is hereby made. Accordingly, U.S. Holders and prospective U.S. Holders of our Common Shares are urged to consult their own tax advisors with respect to the United States federal, state and local tax consequences, and any non-United States tax consequences of purchasing, owning and disposing of our Common Shares.

U.S. Holders

As used in this discussion, a “U.S. Holder” is a beneficial owner of our Common Shares that for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or any other entity taxable as a corporation for United States federal tax purposes, that is created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

This summary does not purport to address all material United States federal income tax consequences that may be relevant to a prospective U.S. Holder’s decision to acquire, own, or dispose of our Common Shares and does not take into account the specific circumstances of any particular U.S. Holder, some of which (such as tax-exempt entities, qualified retirement plans, individual retirement accounts, other tax-deferred accounts or government organizations, banks or other financial institutions, insurance companies, brokers or dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, United States expatriates, investors liable for the alternative minimum tax or Medicare contribution tax on net investment income of certain non-corporate U.S. Holders, partnerships and other pass-through entities (or partners or investors therein), investors that own or are treated as owning (by vote or value) 10% or more of our outstanding Common Shares, investors that hold our Common Shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, U.S. Holders whose functional currency is not the United States dollar, and persons required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement) may be subject to special tax rules. This summary does not address U.S. Holders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

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

Distributions With Respect to Common Shares

Subject to the “Passive Foreign Investment Company” rules discussed below, the gross amount of a distribution paid to a U.S. Holder with respect to the Common Shares (including amounts withheld for non-United States taxes, if any) will be subject to United States federal income taxation as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will generally not be eligible for the dividends-received deduction allowed to corporations. Distributions that are taxable as dividends and that meet certain requirements will be “qualified dividend income” and will generally be taxed to U.S. Holders who are individuals at preferential tax rates for long-term capital gains. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the Common Shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such shares. There can be no assurance that we will maintain calculations of our earnings and profits in accordance with United States federal income tax principles. U.S. Holders should therefore assume that any distribution with respect to the Common Shares will constitute dividend income.

Sale or Other Disposition of Common Shares

Subject to the “Passive Foreign Investment Company” rules discussed below, upon a sale, exchange, or other taxable disposition of the Common Shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss generally will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual. The deductibility of capital losses is subject to significant limitations.

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

Passive Foreign Investment Company

We do not believe that we are currently a passive foreign investment company, referred to as a “PFIC”, however, no opinion of legal counsel or ruling from the IRS concerning our PFIC status has been obtained or is currently planned to be requested. Since PFIC status depends upon the composition of a corporation’s income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held our Common Shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the shares, even if we ceased to meet the threshold requirements for PFIC status, and certain adverse United States federal income tax consequences would apply to the U.S. Holder.

A non-United States corporation is a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income” or (ii) 50% or more of the average quarterly gross value of its assets consists of assets that produce, or are held for the production of, “passive income”. For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, royalties, and gains from transactions in commodities. A non-United States corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock (with special look-through rules for partnerships owned by a non-United States corporation).

If we are treated as a PFIC for any taxable year, gains recognized by a U.S. Holder on a sale or other disposition of our Common Shares would be allocated ratably over the U.S. Holder’s holding period for the shares. The amount allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income in the taxable year of the sale or other disposition. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, in the taxable year to which the income is allocated, and an interest charge would be imposed on the amount allocated to such taxable year. This “deferred tax amount” would be added to the tax imposed in the taxable year of the sale or other disposition. Further, any distribution with respect to the Common Shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to United States federal income taxation under the same rules that apply to a sale or other disposition. If we are treated as a PFIC in the year in which a distribution is made, or the preceding year, the distribution will not be “qualified dividend income” taxed to U.S. Holders who are individuals at preferential tax rates for long-term capital gains.

For any taxable year in which a U.S. Holder owns shares in a PFIC that is a shareholder of another PFIC (a “Subsidiary PFIC”), the U.S. Holder would generally be deemed to own its proportionate interest (by value) in the Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the first-tier PFIC. These rules would apply to our subsidiaries if we were classified as a PFIC.

Certain elections might be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status, but may not be available for a Subsidiary PFIC.

If a U.S. Holder owns our Common Shares during any year in which we are a PFIC, the U.S. Holder generally must file an annual report on IRS Form 8621 (or any successor form), generally with the U.S. Holder’s federal income tax return for that year. Failure to file IRS Form 8621 may result in an extension of the time period during which the IRS can assess a tax.

U.S. Holders and prospective U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our Common Shares, the availability and advisability of making any PFIC elections, and any PFIC filing obligations.

Information Reporting and Backup Withholding

Certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-United States corporation. For example, certain U.S. Holders that hold “specified foreign financial assets” in excess of certain threshold amounts must comply with certain reporting obligations. “Specified foreign financial assets” include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a United States financial institution, any stock or security issued by a non-United States person. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a United States financial institution. Penalties for failure to comply with these reporting requirements can be substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns and, if applicable, filing obligations relating to these rules.

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

Please refer to Note 25 of our audited consolidated financial statements for the year ended December 31, 2023, for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2023.

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

3.	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on this evaluation, management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

All dollar amounts in this Item 16C are expressed in thousands.

Audit Fees

The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2023 by Smythe LLP were $710.0 (before goods and services tax). The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2022 by Smythe LLP were $680.0 (before goods and services tax).

Audit-Related Fees

During each of the years ended December 31, 2023 and 2022, no fees were billed, respectively, by Smythe LLP for services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category “Audit Fees” above.

Tax Fees

During the fiscal year ended December 31, 2023, $105.7 (before goods and services tax) was billed by Smythe LLP for tax, compliance services and $nil was billed by Smythe LLP for tax advice and tax planning. During the fiscal year ended December 31, 2022, $86.9 (before goods and services tax) was billed by Smythe LLP for tax, compliance services and $nil was billed by Smythe LLP for tax advice and tax planning.

All Other Fees

During the fiscal year ended December 31, 2023, $8.3 (before goods and services tax) was billed by Smythe LLP. During the fiscal year ended December 31, 2022, $4.5 (before goods and services tax) was billed by Smythe LLP.

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

ITEM 16H:  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J: INSIDER TRADING POLICIES

Not applicable.

ITEM 16K: CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our group has developed and implemented a cybersecurity risk management program to protect our critical systems and information’s confidentiality, integrity, and availability. Our cybersecurity risk management program takes into account the relative complexity and risks that are unique to each of our business segments and includes a cybersecurity incident response plan.

Our cybersecurity risk management program includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader IT environment;
●	an information technology team primarily responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	cybersecurity awareness training for our employees during the onboarding process;
●	ongoing cybersecurity awareness training for our employees and directors; and
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents in our businesses that have higher risk exposures.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Governance

Our board of directors oversees our risk management processes. The board has delegated to our Audit Committee the authority to review risk exposures and risk management. This includes periodically reviewing and discussing with management our risk exposures relating to data privacy and cybersecurity, and reviewing the steps we have taken to identify, assess, monitor, mitigate and manage such exposure and cybersecurity risks.

At the management level, our Chief Financial Officer is responsible for overseeing our cybersecurity processes and risk management. Our Audit Committee and management meet with the Board on a quarterly basis and review various risk areas, including cybersecurity and data privacy risks as they may arise.

ITEM 17:  FINANCIAL STATEMENTS

Not applicable. Please see “Item 18: Financial Statements”.

ITEM 18:  FINANCIAL STATEMENTS

The following attached audit reports and financial statements are incorporated herein:

1.	Report of Independent Registered Public Accounting Firm (Smythe LLP, Vancouver, Canada: PCAOB ID #995)	60
2.	Consolidated statements of financial position as of December 31, 2023 and 2022	63
3.	Consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021	64
4.	Consolidated statements of comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021	65
5.	Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021	66
6.	Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021	67
7.	Notes to consolidated financial statements	68

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Scully Royalty Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Scully Royalty Ltd. and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows, for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Assessment of the recoverable amounts of nonfinancial assets: interest in the Scully iron ore mine and power plant and of non-current securities

As discussed in Notes 6, 11 and 12 to the consolidated financial statements, the Group has interests in the Scully iron ore mine of $196.6 million, power plant assets of $23.4 million, and equity securities in an unlisted affiliate of $3.0 million as at December 31, 2023. Indicators of impairment were identified for these assets as a result of the Group’s market capitalization being significantly lower than the net assets of the Group throughout 2023 and significant fluctuations in commodity prices. The Group estimated the recoverable amounts of these assets using forecasted production and sales levels, future prices of the underlying commodities, forecasted operating costs, and expected inflation and discount rates.

We identified the assessment of the recoverable amounts in these assets as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows and discount rates used to determine these recoverable amounts. Significant assumptions utilized in determining the recoverable amounts included forecasted production and sales levels, future commodity prices, operating costs, and expected inflation and discount rates. Minor changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amounts. In addition, auditor judgment and reliance on specialists were required to assess the mineral resources and reserves, replacement cost and salvage values, which form the basis of the recoverable values.

Our audit procedures related to the assessment of forecasted production and sales levels, future prices of the underlying commodities, forecasted operating costs, expected inflation rates, and the selection of the discount rates included the following, among others:

●	We evaluated the estimate of forecasted production and sales levels by comparing historical estimates to actual results, future estimates to past results, while assessing the anticipated impact of production enhancements and performing sensitivity analyses.
●	With the assistance of valuation specialists, we evaluated the reasonability of the valuation methodology and the related discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates used by management.
●	We reviewed the status of the Scully iron ore operator’s Companies Creditors Arrangement Act proceedings and assessed the impact, if any, on forecasted production.
●	We used the work of management’s specialists in performing the procedures to evaluate the reasonability of the estimates used to determine the recoverable value of the Group’s interest in these assets. As a basis for using the work of management’s specialists, we performed the following:
-	Ensured the specialists’ qualifications were appropriate, and the Group’s relationship with the specialists was assessed for biases.
-	We evaluated the methods and assumptions used by the specialists, tested the data used by the specialists and performed an assessment of the specialists’ findings.
-	We evaluated whether the significant assumptions used, such as expected disposal value of certain assets, were reasonable.

Fair value of investment properties

As discussed in Note 10 to the consolidated financial statements, the Group has investment properties of $31.5 million as at December 31, 2023. The Group has elected the fair value model for investment properties where these assets are measured at fair value subsequent to initial recognition on the consolidated statements of financial position.

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

/s/ Smythe LLP

Smythe LLP

Chartered Professional Accountants

We have served as the Group’s auditor since 2020.

Vancouver, Canada

April 29, 2024

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Canadian Dollars in Thousands)

		December 31,	December 31,
	Notes	2023	2022
ASSETS
Current Assets
Cash		$78,252	$63,717
Securities	6	12,958	30,293
Trade receivables	7	1,907	3,829
Tax receivables		640	631
Other receivables	8	67,783	43,502
Inventories	9	1,199	840
Restricted cash		397	365
Deposits, prepaid and other		1,409	1,688
Assets held for sale	4	—	34,743
Total current assets		164,545	179,608
Non-current Assets
Securities	6	2,966	2,435
Real estate for sale		12,457	12,920
Investment property	10	31,540	31,850
Property, plant and equipment	11	25,753	28,871
Interests in resource properties	12	196,634	201,802
Deferred income tax assets	13	9,509	9,677
Other		9,063	8,314
Total non-current assets		287,922	295,869
		$452,467	$475,477
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	14	$16,044	$21,099
Income tax liabilities		4,529	1,515
Liabilities relating to assets held for sale	4	—	20,358
Total current liabilities		20,573	42,972
Non-current Liabilities
Bonds payable	15,23	36,107	35,538
Loan payable		7,610	7,424
Deferred income tax liabilities	13	58,370	56,570
Other		137	466
Total long-term liabilities		102,224	99,998
Total liabilities		122,797	142,970
Equity
Capital stock, fully paid	16	19	19
Additional paid-in capital	16	313,070	313,070
Treasury stock	16	(2,643)	(2,643)
Contributed surplus		18,558	18,687
Deficit		(33,400)	(31,499)
Accumulated other comprehensive income		26,855	27,524
Shareholders’ equity		322,459	325,158
Non-controlling interests		7,211	7,349
Total equity		329,670	332,507
		$452,467	$475,477

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands, Except per Share Amounts)

	Notes	2023	2022	2021
Gross revenues	17	$54,944	$63,689	$71,291

Costs and expenses:
Costs of sales and services	17	19,074	29,882	30,918
Selling, general and administrative	17	24,182	28,480	21,144
Share-based compensation-selling, general and administrative	18	—	—	2,497
Finance costs		1,763	1,809	1,935
Credit losses (recovery)		547	(47)	88
(Reversal of) impairment of assets held for sale	4	(1,246)	31,443	—
Exchange differences on foreign currency transactions, net loss (gain)		427	(3,922)	(2,838)
		44,747	87,645	53,744

Income (loss) before income taxes		10,197	(23,956)	17,547
Income tax (expense) recovery:
Income taxes	19	(1,907)	6,207	(2,289)
Resource property revenue taxes	19	(6,891)	(5,658)	(7,887)
		(8,798)	549	(10,176)
Net income (loss) for the year		1,399	(23,407)	7,371
Net (income) loss attributable to non-controlling interests		(8)	9	193
Net income (loss) attributable to owners of the parent company		$1,391	$(23,398)	$7,564

Basic earnings (loss) per share	20	$0.09	$(1.58)	$0.51
Diluted earnings (loss) per share	20	$0.09	$(1.58)	$0.51

Weighted average number of common shares outstanding
Basic	20	14,822,251	14,811,118	14,779,302
Diluted	20	14,822,261	14,811,118	14,908,312

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

	2023	2022	2021
Net income (loss) for the year	$1,399	$(23,407)	$7,371
Other comprehensive (loss) income, net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	(1,205)	1,136	(6,217)
Reclassification adjustment for exchange differences to consolidated statements of operations for subsidiaries deconsolidated	—	9	—
Net exchange difference	(1,205)	1,145	(6,217)
Fair value gain (loss) on securities at fair value through other comprehensive income	387	(920)	(57)
Reclassification of impairment charge to consolidated statements of operations	3	—	219
Net fair value gain (loss) on securities at fair value through other comprehensive income	390	(920)	162
	(815)	225	(6,055)

Total comprehensive income (loss) for the year	584	(23,182)	1,316
Comprehensive loss (gain) attributable to non-controlling interests	138	(382)	243
Comprehensive income (loss) attributable to owners of the parent company	$722	$(23,564)	$1,559

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

							Accumulated Other
	Capital Stock		Treasury Stock		Contributed Surplus		Comprehensive Income (Loss)
							Securities at
							Fair Value
							Through
							Other	Currency	Share-	Non-
	Number		Number		Share-based	Retained	Comprehensive	Translation	holders’	controlling	Total
	of Shares	Amount	of Shares	Amount	Compensation	Earnings	Income	Adjustments	Equity	Interests	Equity
Balance at January 1, 2021	12,620,448	$312,487	(65,647)	$(2,643)	$16,627	$1,378	$(92)	$33,787	$361,544	$7,180	$368,724

Net income (loss)	—	—	—	—	—	7,564	—	—	7,564	(193)	7,371
Shares issued from stock dividends (Note 21)	2,236,133	—	(11,632)	—	—	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	(136)	136	—	—	—	—	—
Share-based compensation	—	—	—	—	2,497	—	—	—	2,497	—	2,497
Dividends payable to non-controlling interest	—	—	—	—	—	—	—	—	—	(3)	(3)
Net fair value gain	—	—	—	—	—	—	162	—	162	—	162
Net exchange differences	—	—	—	—	—	—	—	(6,167)	(6,167)	(50)	(6,217)
Balance at December 31, 2021	14,856,581	312,487	(77,279)	(2,643)	18,988	9,078	70	27,620	365,600	6,934	372,534

Net loss	—	—	—	—	—	(23,398)	—	—	(23,398)	(9)	(23,407)
Exercise of stock options (Note 18)	42,949	602	—	—	(196)	—	—	—	406	—	406
Forfeiture of stock options	—	—	—	—	(105)	105	—	—	—	—	—
Share subscription from non-controlling interest	—	—	—	—	—	—	—	—	—	21	21
Dividends paid to owners of the Company (Note 21)	—	—	—	—	—	(16,928)	—	—	(16,928)	—	(16,928)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	(344)	(344)
Disposition of ownership interest to non-controlling interest (Note 27)	—	—	—	—	—	(356)	—	—	(356)	356	—
Net fair value loss	—	—	—	—	—	—	(920)	—	(920)	—	(920)
Net exchange differences	—	—	—	—	—	—	—	754	754	391	1,145
Balance at December 31, 2022	14,899,530	313,089	(77,279)	(2,643)	18,687	(31,499)	(850)	28,374	325,158	7,349	332,507

Net income	—	—	—	—	—	1,391	—	—	1,391	8	1,399
Forfeiture of stock options	—	—	—	—	(129)	129	—	—	—	—	—
Dividends paid to owners of the Company (Note 21)	—	—	—	—	—	(3,421)	—	—	(3,421)	—	(3,421)
Net fair value gain	—	—	—	—	—	—	390	—	390	—	390
Net exchange differences	—	—	—	—	—	—	—	(1,059)	(1,059)	(146)	(1,205)
Balance at December 31, 2023	14,899,530	$313,089	(77,279)	$(2,643)	$18,558	$(33,400)	$(460)	$27,315	$322,459	$7,211	$329,670

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

	2023	2022	2021
Cash flows from operating activities:
Net income (loss) for the year	$1,399	$(23,407)	$7,371
Adjustments for:
Amortization, depreciation and depletion	7,929	10,699	11,023
Exchange differences on foreign currency transactions	427	(3,922)	(2,838)
Loss on securities	2,794	2,436	2,320
Gain on derivatives	—	—	(1,376)
Gain on disposition of a subsidiary	—	(264)	—
(Reversal of) impairment of assets held for sale	(1,246)	31,443	—
Share-based compensation	—	—	2,497
Deferred income taxes	(1,560)	(7,557)	2,074
Interest accretion	270	385	332
Change in fair value of investment property and real estate held for sale	59	(96)	(407)
Change in fair value of a loan payable measured at FVTPL	360	141	1,616
Credit losses (recovery)	547	(47)	88
Reversal of write-downs of inventories	(27)	(21)	(19)
Gains on settlements and derecognition of liabilities	(1,313)	(69)	(390)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities	14,550	(12,509)	(3,949)
Receivables	(16,264)	24,269	(24,489)
Inventories	(340)	295	333
Restricted cash	(28)	(211)	20
Deposits, prepaid and other	276	(1,034)	415
Assets held for sale	19,242	—	—
Account payables and accrued expenses	(3,993)	9,876	(1,685)
Income tax liabilities	3,008	509	563
Other	91	(279)	(136)
Cash flows provided by (used in) operating activities	26,181	30,637	(6,637)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(180)	(472)	(982)
Proceeds from sales of investment property	1,172	2,643	11
Increase in loan receivables	(7,299)	(6,848)	—
Cash flows used in investing activities	(6,307)	(4,677)	(971)
Cash flows from financing activities:
Dividends paid to owners of the Company	(3,421)	(16,928)	—
Reductions in lease liabilities	(394)	(350)	(424)
Exercise of stock options	—	406	—
Dividends paid to non-controlling interests	—	(341)	—
Other	—	21	—
Cash flows used in financing activities	(3,815)	(17,192)	(424)
Exchange rate effect on cash	(1,524)	76	(647)
Increase (decrease) in cash	14,535	8,844	(8,679)
Cash, beginning of year	63,717	54,873	63,552
Cash, end of year	$78,252	$63,717	$54,873
Supplemental cash flows disclosures (see Note 23)
Interest received	$2,548	$491	$221
Dividends received	146	268	244
Interest paid	(1,644)	(1,562)	(1,747)
Income taxes paid	(2,978)	(5,876)	(9,526)

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

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

Note 2. Basis of Presentation and Summary of Material Accounting Policies

A.	Basis of Presentation

Basis of Accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). Scully complies with all the requirements of IFRS. The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied.

These consolidated financial statements were prepared using going concern, accrual (except for cash flow information) and historical cost (except for investment property and certain financial assets and financial liabilities which are measured at fair value) bases.

In assessing the Group’s ability to continue as a going concern and the appropriateness of assuming the going concern basis in the preparation of its consolidated financial statements, management considered the impact and potential impact from the ongoing Russia-Ukraine war since February 2022 (see Note 2D(v)).

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

The following table sets out exchange rates for the translation of the Euro and United States dollar, which represented the major trading currencies of the Group, into the Canadian dollar:

	EUR	US$
Closing rate at December 31, 2023	1.4626	1.3226
Average rate for the year 2023	1.4597	1.3497
Closing rate at December 31, 2022	1.4458	1.3544
Average rate for the year 2022	1.3696	1.3013
Closing rate at December 31, 2021	1.4391	1.2678
Average rate for the year 2021	1.4828	1.2535

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

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

B. Material Accounting Policies

Accounting policy information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Accounting policies that relate to immaterial transactions, other events or conditions are immaterial and need not be disclosed.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

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

(ii) Cash

Cash includes cash on hand and cash at banks which have maturities of three months or less from the date of acquisition and are generally interest-bearing.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

(iv) Derivatives

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

(vi) Allowance for Credit Losses

The Group recognizes and measures a loss allowance for expected credit losses on financial assets which are measured at amortized cost or at FVTOCI, including a contract asset or a loan commitment and a financial guarantee contract. The impairment methodology applied depends on whether there has been a significant increase in credit risk since initial recognition. To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

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

As required by IFRS 9, Financial Instruments (“IFRS 9”), the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables and contract assets that result from transactions that are within the scope of IFRS 15, Revenue from Contracts with Customers.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

(viii) Real Estate for Sale

Real estate for sale is real estate intended for sale in the ordinary course of business. The Group’s real estate for sale forms part of the security package for the €25,000 in principal amount of bonds (see Note 15) issued by Merkanti Holding plc (“Merkanti Holding”) in the year ended December 31, 2019, and to the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

When a right-of-use asset is acquired under a lease contract, the asset is measured at cost at the commencement date.

The depreciable amounts of the Group’s property, plant, and equipment (i.e. the costs of the assets less their residual values) are depreciated according to the following estimated useful lives and methods, other than right-of-use assets which are depreciated from lease commencement dates to the earlier of the end of their useful lives or the end of their lease terms:

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

(xi) Interests in Resource Properties

The Group’s interest in resource properties comprised of an interest in the Scully iron ore mine. Prior to December 31, 2022, the Group also owned, to a lesser extent, interests in hydrocarbon development, production assets and exploration and evaluation assets, all of which were classified as held for sale on December 31, 2022. See Note 4.

The Group derives revenue from a mining sub-lease of the lands upon which the Scully iron ore mine is situated in the Province of Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055.

Interests in resource properties are initially measured at cost and subsequently carried at cost less accumulated depletion and, if any, accumulated impairment losses. The carrying amount of an interest in a resource property is depleted using the unit of production method by reference to the ratio of production in the period to the related reserves (total of proved and probable reserves). The estimate of the reserves of iron ore is reviewed whenever significant new information about the reserve is available, or at least at each financial year-end.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

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

The Group’s interest in the iron ore mine is assessed at the end of each reporting period whether there is any indication that the interest may be impaired. Impairment is recognized if the recoverable amount, determined as its value in use, is less than the carrying value. The Group’s interest in the iron ore mine is an individual asset which generates cash flows that are completely independent of those from other assets. As a result, the interest in the iron ore mine is tested for impairment on a standalone basis.

(xiii) Provisions, Financial Guarantee Contracts and Contingencies

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

The Group does not recognize a contingent or reimbursement asset unless it is virtually certain that the contingent or reimbursement asset will be received.

(xiv) Own Equity Instruments

The Group’s holdings of its own equity instruments, including common stock and preferred stock, are presented as “treasury stock” and deducted from shareholders’ equity at cost and in the determination of the number of equity shares outstanding. No gain or loss is recognized in profit or loss on the purchase, sale, re-issue or cancellation of the Group’s own equity instruments.

(xv) Revenue Recognition

The Group recognizes revenue, excluding interest and dividend income and other such income from financial instruments which are recognized in accordance with IFRS 9, when or as the Group satisfies performance obligations by transferring the promised goods or services to its customers, in amounts that reflect the consideration to which the Group expects to be entitled in exchange for those goods or services. A good or service is transferred when or as the customer obtains control of that asset.

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

Further details of the Group’s recognition policies on revenue from contracts with customers and other sources of revenue and income are as follows:

(a) Royalty – Royalty revenue is based on iron ore sold and shipped by an operator and are measured at the fair value of the consideration received or receivable. The Group recognizes revenue from these sales when control over the iron ore transfers to the operator’s customers. Royalty revenue are recognized in an amount that reflects the consideration which the Group is entitled under the mineral sublease and for which collectability is reasonably assured.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

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

(xvi) Costs of Sales and Services

Costs of sales and services include the costs of goods (royalty, goods and products and services, real estate for sale, medical instruments and supplies) sold. The costs of goods sold include both the direct cost of materials and indirect costs, freight charges, purchasing and receiving costs, inspection costs, distribution costs and a provision for warranty when applicable.

Other costs comprise other expenses and other income relating to or arising from the Group’s goods and services, which include write-downs of inventories and real estate for sale, net loss on securities and investment property, credit losses on financial assets, change in fair value of investment property and a loan payable measured at FVTPL and gains or losses on dispositions of subsidiaries and non-currency derivative contracts.

The reversal of write-downs of inventories and real estate for sale and credit losses reduces costs of sales and services.

(xvii) Employee Benefits

Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group. The employee benefits are included in costs of sales and services or selling, general and administrative expenses, as applicable.

(xviii) Share-Based Compensation

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

(xix) Finance Costs

Finance costs comprise interest expense on borrowings, accretion of the discount on decommissioning obligations and other liabilities.

Shares and debt issued are recorded at the amount of proceeds received, net of direct issue costs (transaction costs). The transaction costs attributable to debt issued are amortized over the debt term using the effective interest method.

(xx) Income Taxes

Income tax expense (recovery) comprises current income tax expense (recovery) and deferred income tax expense (recovery) and includes all domestic and foreign taxes which are based on taxable profits, for example, resource property revenue taxes.

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

Deferred income tax liabilities are recognized for all taxable temporary differences:

˗	except where the deferred income tax liability arises on goodwill that is not tax deductible or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;
˗	in respect of taxable temporary differences associated with investments in subsidiaries and branches, except where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized:

˗	except where the deferred income tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;
˗	in respect of deductible temporary differences associated with investments in subsidiaries and branches, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future.

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

The Group has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to the Economic Co-Operation and Development’s (the “OECD”) Pillar Two income taxes.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

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

(xxi) Earnings Per Share

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

(i) Identification of CGUs

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for iron ore, a significant change in an asset’s market value, a significant revision of estimated volumes, revision of future development costs, a change in the Company’s market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on the Group’s CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of the Group’s iron ore interest and power plant, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying values of non-financial assets.

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

During the fourth quarter of 2022, the Group entered into an agreement of purchase and sale with a third party whereby the Group agreed to sell its petroleum and natural gas rights and related tangibles located in Canada. As such, these non-current assets were classified as held for sale as at December 31, 2022 (see Note 4). Management did not consider these assets held for sale to be discontinued operations because (i) the assets did not form a separate segment, (ii) they did not have financial results which could be clearly identified from the rest of the Group, (iii) they did not form a separate major geographical area, and (iv) their dispositions were not part of a single coordinated plan to dispose a separate major line of business segment or geographical area of operations. Management, when exercising its judgments in terms of the assets’ contribution to the Group’s net loss, total assets and net assets, concluded that this disposition was not a separate major line of business or geographical area of operations. Based on the Group’s consolidated financial statements as of December 31, 2022, the assets held for sale represented 7% of the Group’s consolidated total assets. These production assets generated revenue from third parties of $17,583, loss before taxes of $35,760 (including an impairment loss of $31,443), income tax recovery of $8,116 and net loss of $27,644 during the year ended December 31, 2022, which were included in the Group’s operations for the year ended December 31, 2022. Excluding the impairment loss and its related income tax recovery, the production assets generated net loss of $3,433 and the Group reported a net income of $804 for the year ended December 31, 2022.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

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

(i) Interest in Resource Properties and Reserve Estimates

The Group had an interest in the Scully iron ore mine with an aggregate carrying amount of $196,634 as at December 31, 2023.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group’s interest in resource properties, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. During the year ended December 31, 2023, the Group did not recognize any impairment in respect of its interest in resource properties.

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

(ii) Impairment of Other Non-Financial Assets

The Group had property, plant and equipment aggregating $25,753 as at December 31, 2023, consisting mainly of a power plant. Impairment of the Group’s non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Group’s CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of the Group’s property, plant and equipment. See Note 11.

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

The Group recognized deferred income tax assets of $9,509 as at December 31, 2023. In assessing the realizability of deferred income tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in Malta and Canada during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

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

(iv) Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the Group does not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 22 for further disclosures on contingencies.

(v) Pandemic COVID-19, Conflict in Ukraine, Geo-Political Tensions and Going Concern

GDP in major economies started to recover and grow again in 2023 after the COVID-19 pandemic, though across North America and Europe, growth is slowing due to aggressive monetary tightening, weaker global demand, rising interest rates, supply constraints, labour shortages and high inflation rates. The recovery faces headwinds generated by ongoing disruptions to global supply chains, the conflict in Ukraine, volatile oil and natural gas prices, price and wage inflation and labour market challenges. Rising geopolitical tensions are expected to contribute to a decline in growth rates in the world economies through the coming year. However, management does not believe the pandemic and the geo-political tensions will have significant impact on the going concern of the Group in the foreseeable future, which is considered to be 12 months from the date of approval of these consolidated financial statements, as the Group currently has sufficient cash, good working capital position and steady cash inflows from operations. Management has performed stress tests on their forecasts with various assumptions and the results showed that the Group would be able to withstand any significant impact on operations within the aforesaid timeframe.

Management took into consideration all of these various factors and risks when concluding on the Group’s ability to continue as a going concern and the appropriateness of this presentation when preparing these consolidated financial statements.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

E. Accounting Policy Developments

New Accounting Policies in 2023

The Group adopted the following accounting amendments effective January 1, 2023:

●	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts;

●	Amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, requiring the disclosure of material accounting policy information rather than disclosing significant accounting policies, and clarifying how to distinguish changes in accounting policies from changes in accounting estimates; and

●	Amendments to IAS 12, Income Taxes-Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

●	Amendments to IAS 12-International Tax Reform—Pillar Two Model Rules provide, and the Group has applied, temporary relief from accounting for deferred income taxes arising from the OECD for Pillar Two model rules (which ensuring that large multinational corporations would be subject to a minimum 15% income tax rate in every jurisdiction in which they operate). As different jurisdictions are expected to implement the OECD rules at different speeds and at different points in time, the amendments are intended to help consistency within, and comparability across, financial statements.

The adoption of these standards and amendments did not have a material impact on the Group's  consolidated financial statements for the year ended December 31, 2023.

Future Accounting Changes

The IASB has issued the following amendments to existing standards that will become effective in future years:

●	Amendments to IAS 1-Classification of Liabilities as Current or Non-current, which were issued in 2020, clarifying the classification requirements in the standard for liabilities as current or non-current. Amendments to IAS 1, Non-current Liabilities with Covenants, which were issued in 2022, modifying the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants and deferring the effective date of the 2020 amendments to IAS 1, Classification of Liabilities as Current or Non-Current, to annual reporting periods beginning on or after January 1, 2024. Management does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements; and
●	Amendments to IFRS 16, Leases-Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. The amendments are effective for annual periods beginning on or after January 1, 2024.

Management is assessing the impacts, if any, the amendments to existing standards will have on the Group and does not expect that there will be material effects from these amendments on the Group’s consolidated financial statements.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

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

As at December 31:	2023	2022
Total debt	$36,107	$35,538
Less: cash	(78,252)	(63,717)
Net debt	Not applicable	Not applicable
Shareholders’ equity	322,459	325,158
Net debt-to-adjusted capital ratio	Not applicable	Not applicable

As at December 31:	2023	2022
Long-term debt	$36,107	$35,538
Shareholders’ equity	322,459	325,158
Long-term debt-to-equity ratio	0.11	0.11

The above tables do not include: (i) a non-interest bearing long-term loan payable of $7,610 as at December 31, 2023 (2022: $7,424), which does not have a fixed repayment date; and (ii) long-term lease liabilities of $3 as at December 31, 2023 (2022: $313).

During 2023, the Group’s strategy, which was unchanged from 2022, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a manageable level. The ratios were stable between 2023 and 2022.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 4. Assets Classified as Held for Sale

Year 2023 and 2022:

During December 2022, the Group entered into an agreement of purchase and sale with a third party whereby the Group agreed to sell its petroleum and natural gas rights and related tangibles, which include hydrocarbon development and production assets and associated decommissioning obligations, for a base price of $25,000 plus or minus certain pre-agreed adjustments. As the carrying amounts of these hydrocarbon development and production assets would be recovered through a sale transaction, these assets and related liabilities were classified as held for sale as of December 31, 2022.

As of December 31, 2022, the Group measured the assets held for sale at their fair values less costs to sell, which were lower than their carrying amounts as follows:

Asset held for sale:
Property, plant and equipment	$1,358
Interests in resource properties	33,385
$34,743

Liabilities relating to assets held for sale:
Decommissioning obligations	$16,633
Deferred income tax liabilities	3,725
$20,358

As of December 31, 2022, the Group recognised an impairment loss for an initial write-down of the assets held for sale to their fair values less costs to sell as follows:

Property, plant and equipment*	$19,137
Interests in resource properties*	47,048
66,185
Decommissioning obligations	(16,633)
Assets held for sale, net	49,552
Sale proceeds, adjusted	18,109
Impairment loss on assets held for sale	$(31,443)

* Carrying amount before impairment.

During the year ended December 31, 2023, the sale was completed with an economic effective date of April 1, 2023. At closing, the Group received $18,203 in cash consideration (net of GST) after certain customary adjustments and subsequently an additional $1,845 for a total of $20,048. The Group recognized an impairment reversal of $1,246 during the year ended December 31, 2023. The total impairment loss upon the sale of the petroleum and natural gas rights and related tangibles was $30,197, which was recognized over 2023 and 2022. Henceafter, the Group does not have hydrocarbon development and production assets and operations.

The disposal group has been presented in the Industrial Segment.

Year 2021:None

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

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

The accounting policies of the operating segments are the same as those described in the summary of material accounting policies in Note 2B. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenue and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment’s assets and liabilities; (e) deferred income tax assets and liabilities are not allocated; and (f) gains or losses on dispositions of subsidiaries which include reclassification of realized cumulative translation adjustments from equity to profit or loss on disposals of subsidiaries, write-offs of intercompany accounts, changes in intercompany account balances and cash used (received) in acquisition (disposition) of a subsidiary are allocated to corporate and included within the Group’s All Other segment.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

Segment Operating Results

	Year ended December 31, 2023
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Revenue from external customers	$35,323	$12,247	$7,374	$—	$54,944
Intersegment sale	—	8,752	6,857	4,809	20,418
Interest expense	4	130	1,629	—	1,763
Depreciation, depletion and amortization	5,168	2,310	450	1	7,929
Income (loss) before income taxes	11,120	10,098	(55)	(10,966)	10,197

	Year ended December 31, 2022
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Revenue from external customers	$29,167	$28,538	$5,486	$498	$63,689
Intersegment sale	—	9,079	6,212	5,707	20,998
Interest expense	2	253	1,554	—	1,809
Depreciation, depletion and amortization	4,637	5,740	321	1	10,699
Income (loss) before income taxes	1,012	(19,457)	2,900	(8,411)	(23,956)

	Year ended December 31, 2021
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Revenue from external customers	$40,335	$23,428	$6,527	$1,001	$71,291
Intersegment sale	—	3,385	6,663	4,371	14,419
Interest expense	2	202	1,715	16	1,935
Depreciation, depletion and amortization	4,911	5,754	357	1	11,023
Income (loss) before income taxes	26,892	(4,739)	736	(5,342)	17,547

	As at December 31, 2023
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment assets	$221,116	$71,284	$128,977	$31,090	$452,467

	As at December 31, 2022
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment assets	$211,462	$112,403	$123,864	$27,748	$475,477

	As at December 31, 2023
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment liabilities	$51,617	$19,708	$50,804	$668	$122,797

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

	As at December 31, 2022
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Segment liabilities	$51,896	$39,312	$50,902	$860	$142,970

	Year ended December 31, 2023
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Cash (used in) provided by operating activities	$(7,028)	$28,075	$25,455	$(20,321)	$26,181
Cash used in investing activities	—	(9)	(6,298)	—	(6,307)
Cash used in financing activities	—	(158)	(236)	(3,421)	(3,815)
Exchange rate effect on cash	(576)	(1,694)	1,103	(357)	(1,524)
Change in cash	$(7,604)	$26,214	$20,024	$(24,099)	$14,535

	Year ended December 31, 2022
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Cash provided by (used in) operating activities	$3,866	$22,411	$6,949	$(2,589)	$30,637
Cash used in investing activities	—	(3)	(4,670)	(4)	(4,677)
Cash used in financing activities	—	(148)	(521)	(16,523)	(17,192)
Exchange rate effect on cash	3	(72)	1,625	(1,480)	76
Change in cash	$3,869	$22,188	$3,383	$(20,596)	$8,844

	Year ended December 31, 2021
			Merchant
	Royalty	Industrial	Banking	All Other	Total
Cash provided by (used in) operating activities	$27,400	$1,836	$260	$(36,133)	$(6,637)
Cash used in investing activities	—	(1)	(970)	—	(971)
Cash used in financing activities	—	(208)	(216)	—	(424)
Exchange rate effect on cash	(2)	476	(3,389)	2,268	(647)
Change in cash	$27,398	$2,103	$(4,315)	$(33,865)	$(8,679)

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

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenue from external customers by geographic region of such customers, locations of operations or the reporting units, whichever is appropriate:

Years ended December 31:	2023	2022	2021
Canada	$39,066	$47,537	$56,609
Africa	3,557	3,974	3,971
Americas, excluding Canada	1,860	1,541	5,263
Asia	1,434	4,951	286
Europe	9,027	5,686	5,162
	$54,944	$63,689	$71,291

Except for the geographic concentrations as indicated in the above table and a customer in the Royalty segment located in Canada representing approximately 64%, 45% and 56%, respectively, of the Group’s revenue for the years ended December 31, 2023, 2022 and 2021, there were no other revenue concentrations during the years ended December 31, 2023, 2022 and 2021.

Royalty Segment

The Group derives revenue from a mining sub-lease of the lands upon which the Scully iron ore mine is situated in the Province of Newfoundland and Labrador, Canada. Pursuant and subject to the terms of the lease agreements, the Group collects royalty payments directly from a third-party operator (the “Operator”) based on a pre-determined formula. See Note 12.

On October 10, 2023, the Operator announced that it has obtained an order (the “Initial Order”) from the Ontario Superior Court of Justice (Commercial List) (the “Court”) commencing proceedings (the “CCAA Proceedings”) under the Companies' Creditors Arrangement Act (the “CCAA”). The Initial Order includes, among other things: (a) a stay of proceedings in favor of the Operator; (b) approval of the DIP Facility (as described below); and (c) appointment of a monitor of the Operator (in such capacity, the “Monitor”).

In connection with the CCAA Proceedings, the Operator initially obtained a US$75 million debtor-in-possession facility (the “DIP Facility”) with a business group which is an existing stakeholder of the Operator and a party to various existing operational agreements with the Operator. This was subsequently increased to US$125 million in April 2024. The CCAA Proceedings and DIP Facility will enable the Operator to continue operating in the ordinary course and complete a strategic sales and investment solicitation process to pursue alternatives and develop a transaction that will allow the Operator to emerge as a strong and sustainable operation and continue its efforts to ramp up production at the Scully iron ore mine. A sales and solicitation process was initiated pursuant to the CCAA process on October 30, 2023. The Company currently has various outstanding claims against the operator that are the subject of a stay under the proceedings, including pre-filing amounts of $12,354, which does not include unrecognized, disputed claims for past underpayments.

During the CCAA Proceedings, operations of the Operator will continue in the normal course. The board of directors of the Operator remains in place and management remains responsible for the day-to-day operations.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

The following table presents non-current assets other than financial instruments, deferred income tax assets and other non-current assets by geographic area based upon the location of the assets.

As at December 31:	2023	2022
Canada	$197,144	$202,702
Americas, excluding Canada	27	62
Africa	23,433	25,796
Asia	29	104
Europe	45,751	46,779
	$266,384	$275,443

Note 6. Securities

As at December 31:	2023	2022
Short-term securities
Equity securities at FVTPL, publicly traded	$2,798	$1,598
Investment funds at FVTPL, unlisted	—	1,675
Debt securities at FVTPL, unlisted	—	774
Debt securities at FVTOCI, publicly traded	10,160	26,246
	$12,958	$30,293
Long-term securities
Equity securities in an affiliate at FVTPL, unlisted	$2,966	$2,435

Investment funds comprise capital provision investments which are financial assets measured at FVTPL. They are related to the provision of capital in connection with litigation finance and represent the Group’s contributions plus or minus fair valuation adjustments.

Debt securities at FVTOCI included sovereign bonds issued by a European government of $9,840 and $9,388 respectively, as at December 31, 2023 and 2022, which represented 76% and 31%, respectively, of total short-term securities. Sovereign bonds issued by another European government of $nil and $16,541, respectively, as at December 31, 2023 and 2022, represented 0% and 55%, respectively, of total short-term securities.

Note 7. Trade Receivables

As at December 31:	2023	2022
Trade receivables, gross amount	$1,924	$3,845
Less: Allowance for expected credit losses	(17)	(16)
Trade receivables, net amount	$1,907	$3,829

All trade receivables comprise accounts from contracts with customers.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 7. Trade Receivables (continued)

As at December 31, 2023, the Group recognized a loss allowance of $17 (2022: $16) against its trade receivables. The movements in the loss allowance during the years ended December 31, 2023 and 2022 were as follows:

Equal to lifetime expected credit losses
Financial assets that
are credit-impaired
at year-end
Loss allowance: as at January 1, 2022	$136
Additions for the year	2
Charge-off for the year	(121)
Exchange effect	(1)
Loss allowance: as at December 31, 2022	16
Additions for the year	292
Charge-off for the year	(291)
Exchange effect	—
Loss allowance: as at December 31, 2023	$17

In accordance with IFRS 9, management reviews the expected credit losses based upon, among other things, the credit-worthiness of the exposure, collateral and other risk mitigation instruments, and the nature of the underlying business transaction.

For further discussions on credit risk, see Note 25.

Note 8. Other Receivables

As at December 31:	2023	2022
Royalty receivables	$20,584	$5,760
Interest receivables	1,093	634
Loans and current accounts* (net of allowance of $nil as of both December 31, 2023 and 2022)	30,489	27,993
Bank Loans	6,850	—
Indemnification asset*	6,756	6,756
Other	2,011	2,359
	$67,783	$43,502

*     The Group had various amounts owing from an affiliate controlled by the Chairman of the Company (see Note 24).

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.

Royalty receivables were due from a customer (i.e. the Operator) in the Royalty segment (see Note 5), which are generally collected in the month after the calendar quarter.

The Group has outstanding claims in the CCAA totaling $12,354 that are currently stayed, including $4,692 of royalties for the second quarter of 2023, royalties of $6,370 for the third quarter and $1,292 for the fourth quarter of 2023, and an unrecognized, disputed claim for previously underpaid royalties which was subject to arbitration. Subsequent to the end of the reporting period, royalty receivable of $8,230 for the post-CCAA filing period was received. After the assessments of all relevant information to the date of the approval of these annual consolidated financial statements, including the ongoing operations of the mine, the plans for future capital expenditures and production, the iron ore price curve, and the continued financial support of its key stakeholders, management of the Group estimated an expected loss allowance of $nil.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 8. Other Receivables (continued)

Contract assets

The movements of contract assets under contracts with customers for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Balance, beginning of the year	$—	$575
Reclassification to revenues	—	—
A change in the time frame for a right to consideration to become unconditional	—	(575)
Balance, end of the year	$—	$—

For further discussions on credit risk, see Note 25.

Note 9. Inventories

As at December 31:	2023	2022
Raw materials	$1,111	$714
Work-in-progress	88	126
	$1,199	$840

Note 10. Investment Property

All of the Group’s investment property is located in Europe and forms part of the security granted in connection with bonds issued by a subsidiary of the Group (see Note 15).

Changes in investment property:	2023	2022
Balance, beginning of year	$31,850	$34,430
Change in fair value during the year	554	49
Disposals	(1,232)	(2,643)
Currency translation adjustments	368	14
Balance, end of year	$31,540	$31,850

The amounts recognized in profit or loss in relation to investment property during the years ended December 31, 2023, 2022 and 2021 were as follows:

Years ended December 31:	2023	2022	2021
Rental income	$1,473	$1,356	$1,381
Direct operating expenses (including repairs and maintenance) arising from investment property during the year	398	324	709

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 11. Property, Plant and Equipment

The following changes in property, plant and equipment were recorded during the year ended December 31, 2023:

				Currency
	Opening			translation	Ending
Costs	balance	Additions	Disposals	adjustments	balance
Power plant	$42,989	$5	$—	$(1,011)	$41,983
Equipment	2,499	14	—	(4)	2,509
Office equipment	2,311	174	(156)	23	2,352
Right-of-use assets*	1,341	—	—	6	1,347
	$49,140	$193	$(156)	$(986)	$48,191

				Currency
	Opening			translation	Ending
Accumulated depreciation	balance	Additions	Disposals	adjustments	balance
Power plant	$17,197	$1,798	$—	$(441)	$18,554
Equipment	1,657	358	—	(4)	2,011
Office equipment	702	242	(155)	2	791
Right-of-use assets*	713	364	—	5	1,082
	20,269	$2,762	$(155)	$(438)	22,438
Net book value	$28,871				$25,753

*    Primarily consisting of office premises.

The following changes in property, plant and equipment were recorded during the year ended December 31, 2022:

				Reclassification	Currency
	Opening			to assets	translation	Ending
Costs	balance	Additions	Disposals	held for sale	adjustments	balance
Refinery and power plants	$65,742	$—	$—	$(25,500)	$2,747	$42,989
Equipment	3,401	3	(903)	—	(2)	2,499
Office equipment	1,780	469	(14)	—	76	2,311
Right-of-use assets*	1,523	295	(482)	—	5	1,341
	$72,446	$767	$(1,399)	$(25,500)	$2,826	$49,140

				Reclassification	Currency
	Opening			to assets	translation	Ending
Accumulated depreciation	balance	Additions	Disposals	held for sale	adjustments	balance
Refinery and power plants	$19,839	$2,659	$—	$(6,363)	$1,062	$17,197
Equipment	2,158	371	(869)	—	(3)	1,657
Office equipment	553	124	(14)	—	39	702
Right-of-use assets*	831	349	(481)	—	14	713
	23,381	$3,503	$(1,364)	$(6,363)	$1,112	20,269
Net book value	$49,065					$28,871

*    Primarily consisting of office premises.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 11. Property, Plant and Equipment (continued)

As of December 31, 2023, the Group owned a power plant which had a carrying amount of $23,429 (2022: $25,792). Pursuant to an assessment study of which the expected future cash flows were discounted at pre-tax rate of 9.1% (2022: 8.8)%, management concluded that there was no impairment loss on December 31, 2023. Numerous variables were utilized for this assessment, including inflation expectations, performance of contracts, discount rates, and maintenance costs. Any change in these assumptions and variables could have an impact on the valuation of the asset. If the discount rate had been 1.0% higher, there would have been no change to the Group’s net income for the year ended December 31, 2023.

During the years ended December 31, 2023, 2022 and 2021, no expenditures were recognized in the carrying amounts of items of property, plant and equipment in the course of their construction.

Note 12. Interests in Resource Properties

The Group’s interests in resource properties as at December 31, 2023 and 2022 comprised the following:

	2023	2022
Iron ore royalty interest	$196,634	$201,802

The movements in the iron ore royalty interest during the year ended December 31, 2023 were as follows:

		Reclassification
	Opening	to assets	Ending
Costs	balance	held for sale	balance
Iron ore royalty interest	$218,203	$—	$218,203

	Opening		Ending
Accumulated depreciation	balance	Additions	balance
Iron ore royalty interest	$16,401	$5,168	$21,569
Net book value	$201,802		$196,634

The movements in the iron ore royalty interest and hydrocarbon development and production assets previously included in interests in resource properties during the year ended December 31, 2022 were as follows:

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 12. Interests in Resource Properties (continued)

The movements in exploration and evaluation assets presented as hydrocarbon probable reserves and undeveloped lands previously included in interests in resource properties during the years ended December 31, 2023 and 2022 were as follows:

	2023		2022
	Probable	Undeveloped	Probable	Undeveloped
	reserves	lands	reserves	lands
Balance, beginning of year	$—	$—	$12,367	$4,640
Reclassification to assets held for sale	—	—	(12,367)	(4,640)
Balance, end of year	$—	$—	$—	$—

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

Management performed assessments on December 31, 2023, 2022 and 2021 utilizing the value-in-use methodology using a pre-tax discount rate of 10.39%, 13.18% and 8.08%, respectively, and concluded that there was no impairment on those dates.

Hydrocarbon properties

The Group used to own hydrocarbon properties in western Canada until the first half of 2023. The majority of such operations were located in the Deep Basin fairway of the Western Canada Sedimentary Basin. The Group’s hydrocarbon development and production assets included producing natural gas wells, non-producing natural gas wells, producing oil wells and non-producing oil wells, but did not include a land position that included net working interests in undeveloped acreage and properties containing probable reserves only, both of which were included in exploration and evaluation assets.

In connection with the hydrocarbon properties, the Group recognized decommissioning obligations which represent the present value of estimated remediation and reclamation costs associated with hydrocarbon properties and property, plant and equipment.

	2023	2022
Decommissioning obligations, beginning of year	$—	$15,096
Changes in estimates	—	1,339
Accretion	—	245
Payments	—	(47)
Reclassification to liabilities relating to assets held for sale	—	(16,633)
Decommissioning obligations, end of year	$—	$—

As of December 31, 2022, the Group reclassified the hydrocarbon properties, including decommissioning obligations, as assets held for sale since the Group entered into an agreement of purchase and sale and the sale was completed in 2023 (see Note 4).

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 13. Deferred Income Tax Assets and Liabilities

The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of the Group’s deferred income tax assets and liabilities are as follows:

As at December 31:	2023	2022
Non-capital tax loss carry-forwards	$18,717	$18,291
Interests in resource properties	(52,364)	(49,187)
Other assets	(5,900)	(5,897)
Other liabilities	(9,314)	(10,100)
	$(48,861)	$(46,893)
Presented on the consolidated statements of financial position as follows:
Deferred income tax assets	$9,509	$9,677
Deferred income tax liabilities	(58,370)	(56,570)
Net	$(48,861)	$(46,893)

As at December 31, 2023, the Group had estimated accumulated non-capital losses, which expire in the following countries and regions as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.

		Amount for which
		no deferred
		income tax asset
Country / Region	Gross amount	is recognized	Expiration dates
Canada	$13,964	$—	2037‑2042
Germany	113	—	Indefinite
Malta	88,357	61,202	Indefinite
Africa	21,904	—	2031

The utilization of the deferred tax assets is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences and the Group companies have suffered losses in either the current or preceding period(s) in the tax jurisdictions to which the deferred tax assets relate.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 14. Account Payables and Accrued Expenses

As at December 31:	2023	2022
Trade and account payables	$2,244	$5,225
Deposit liabilities	7,767	7,918
Interest payables	500	494
Value-added, goods and services and other taxes (other than income taxes)	1,353	1,372
Compensation	159	151
Contract liabilities under contracts with customers	2,088	1,776
Lease liabilities	311	393
Due to an affiliate (see Note 24)	1,622	3,770
	$16,044	$21,099

Trade payables arise from the Group’s day-to-day activities. The Group’s expenses for services and other operational expenses are included in account payables. Generally, these payables and accrual accounts do not bear interest and have a maturity of less than one year.

Contract liabilities under contracts with customers

The movements of contract liabilities under contracts with customers for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Balance, beginning of the year	$1,916	$1,864
Considerations received	1,142	598
Reclassification to profit or loss upon satisfaction of performance obligations	(909)	(546)
Balance, end of the year	$2,149	$1,916

The Group expects to recognize the contract liabilities as revenue upon satisfaction of performance obligations in the following years:

	2023	2022
Year 1 after the year-end (included in current liabilities)	$2,088	$1,776
Year 2 after the year-end (included in non-current liabilities)	61	140
	$2,149	$1,916

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 14. Account Payables and Accrued Expenses (continued)

Lease liabilities

Future lease payments included in the measurement of the lease liabilities as at December 31, 2023 are as follows:

Years ending December 31:	Principal	Interest	Total
2024	311	5	316
2025	3	—	3
	$314	$5	$319

As at December 31, 2023, the principal amounts of the lease liabilities were presented in the consolidated statement of financial position as follows:

Current liabilities	$311
Non-current liabilities	3
$314

As at December 31, 2023, the lease liabilities, which principally comprised office premises (see Note 11), have varying terms and are subject to the customary practices in the local regions. The Group expects to pay for these future lease payments from cash flow from operations. Management does not expect material exposure arising from variable lease payments, extension options and termination options, residual value guarantees and leases not yet commenced to which the Group is committed.

The Group recognized the following associated with its lease liabilities for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Interest expense	$20	$28	$42
Expense relating to short-term leases with payments directly charged to profit or loss	484	438	358
Expense relating to leases of low-value assets with payments directly charged to profit or loss	9	—	115
Expense relating to variable lease payments not included in the measurement of lease liabilities	—	—	—
Total cash outflows for leases	907	816	939
Gain on COVID-19-related rent concessions	—	(47)	—
Depreciation charge for right-of-use assets (see Note 11)	364	349	436
Carrying amount of right-of-use assets at the end of the reporting period (see Note 11)	265	628	692

Note 15. Bonds Payable

In August 2019, a subsidiary completed a public issue of bonds with an aggregate nominal amount of $36,511 (€25,000), less commissions and issuance costs totalling $1,078 (€738). The bonds are redeemable in August 2026, interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate of 4.41%) and secured by the Group’s investment property and real estate for sale under the German Law Mortgages and Pledges. To the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity. As at December 31, 2023, the carrying and nominal amounts of the bonds payable were $36,107 (€24,687) (2022: $35,538 (€24,580)) and $36,565 (€25,000) (2022: $36,145 (€25,000)), respectively.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 15. Bonds Payable (continued)

For the movements of bonds payable in the years ended December 31, 2023, 2022 and 2021, see Note 23.

As at December 31, 2023, the contractual maturities of the bonds payable are as follows:

Years ending December 31:	Principal	Interest	Total
2024	$—	$1,463	$1,463
2025	—	1,463	1,463
2026	36,565	975	37,540
	$36,565	$3,901	$40,466

Note 16. Shareholders’ Equity

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

The movements of total capital stock for the years ended December 31, 2023 and 2022 were as follows:

	Number	Capital Stock	Additional	Total
	of Shares	at Par Value	Paid-in Capital	Capital Stock
Balance, January 1, 2022	14,856,581	$19	$312,468	$312,487
Exercise of stock options	42,949	—	602	602
Balance, December 31, 2022 and 2023	14,899,530	$19	$313,070	$313,089

Treasury Stock

As at December 31:	2023	2022
Total number of common shares held as treasury stock	77,279	77,279
Total carrying amount of treasury stock	$2,643	$2,643

All of the Company’s treasury stock is held by the Company itself.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 17. Consolidated Statements of Operations Information

Revenue

The Group’s revenue comprised:

Years ended December 31:	2023	2022	2021
Royalty, goods and products and services	$43,330	$52,218	$60,201
Interest	3,717	3,712	405
Dividends	146	268	244
Other, including medical and real estate sectors	7,751	7,491	10,441
Revenue	$54,944	$63,689	$71,291

The revenue of $54,944 from royalty, goods and products and services for the year ended December 31, 2023 comprised royalty revenue of $35,234, natural gas of $3,374, power and electricity of $3,557 and fees of $1,165.

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

Costs and Expenses

The Group’s costs of sales and services comprised:

Years Ended December 31:	2023	2022	2021
Royalty, goods and products and services	$12,689	$23,677	$22,933
Reversal of write-down of inventories	(27)	(21)	(19)
Gain on derivative contracts, net	—	—	(1,376)
Net fair value loss (gain) on investment property and real estate for sale	59	(96)	(407)
Gain on disposition of a subsidiary	—	(264)	—
Gains on settlements and derecognition of liabilities	(1,313)	(69)	(390)
Change in fair value of loan payable measured at FVTPL	360	141	1,616
Losses on securities, net	2,794	2,436	2,320
Other, including medical and real estate sectors	4,512	4,078	6,241
Total costs of sales and services	$19,074	$29,882	$30,918

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 17. Consolidated Statements of Operations Information (continued)

The Group’s net gain on disposition of a subsidiary comprised:

Years ended December 31:	2023	2022	2021
Net liabilities in excess of considerations received	$—	$(273)	$—
Reclassification adjustment for the exchange differences upon disposition of a subsidiary	—	9	—
Gain on disposition of a subsidiary (see Note 27)	$—	$(264)	$—

The Group included the following items in costs of sales and services:

Years ended December 31:	2023	2022	2021
Inventories as costs of goods sold (including depreciation expenses allocated to costs of goods sold)	$40	$80	$3,488

The Group’s selling, general and administrative expenses comprised:

Years ended December 31:	2023		2022	2021
Compensation (wages and salaries)	$5,418		$4,443	$4,551
Legal and professional	7,242		6,983	6,395
Accounting	1,646		885	1,238
Consulting and fees	3,095		6,529	3,423
Depreciation and amortization	932		784	481
Office	804		748	948
Reimbursement of expenses (net of recovery)	886		5,607	1,018
Other	4,159	*	2,501	3,090
	$24,182		$28,480	$21,144

*Including expenses of $542 relating to a planned acquisition which was terminated in 2023.

Additional information on the nature of costs and expenses

Years Ended December 31:	2023	2022	2021
Depreciation, depletion and amortization	$7,929	$10,699	$11,023
Employee benefits expenses*	8,057	7,194	6,922
Expenses for defined contribution plans and similar plans	227	278	253
Termination benefits	—	394	—

*Employee benefits expenses do not include the directors’ fees of the Company. For directors’ fees, see Note 24.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 18. Share-Based Compensation

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

The following table is a summary of the changes in stock options granted under the plans:

	2017 Plan
		Weighted
		average
		exercise
	Number	price
	of	per share
	options	(US$)
Outstanding as at January 1, 2021	426,000	8.76
Forfeited	(32,500)	8.76
Granted	1,307,000	13.15
Adjustments for stock dividends issued in 2021	301,322	Not applicable
Outstanding as at December 31, 2021	2,001,822	10.31
Forfeited	(64,746)	11.17
Exercise of stock options (weighted average share price at dates of exercises: US$8.49 per share)	(42,949)	7.44
Outstanding as at December 31, 2022	1,894,127	10.34
Forfeited	(54,150)	10.20
Outstanding as at December 31, 2023	1,839,977	10.35
As at December 31, 2023
Options exercisable	1,839,977
Options available for granting in future periods	332,555

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 18. Share-Based Compensation (continued)

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2023:

	Options Outstanding and Exercisable
		Weighted average remaining
Exercise Price per Share (US$)	Number	contractual life (in years)
$7.44	406,151	3.92
$11.17	1,433,826	7.33
Total	1,839,977	6.58

The following table summarizes the share-based compensation expenses recognized by the Group in its consolidated statements of operations:

Years ended December 31:	2023	2022	2021
Share-based compensation expenses arising from stock options granted by the Company	$—	$—	$2,497

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

Note 19. Income Taxes

The components of income tax (expense) recovery comprised:

Years ended December 31:	2023	2022	2021
Current taxes	$(3,467)	$(1,350)	$(215)
Deferred taxes	1,560	7,557	(2,074)
Resource property revenue taxes	(6,891)	(5,658)	(7,887)
	$(8,798)	$549	$(10,176)

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 19. Income Taxes (continued)

A reconciliation of income (loss) before income taxes to the provision for income taxes in the consolidated statements of operations is as follows:

Years ended December 31:	2023	2022	2021
Income (loss) before income taxes	$10,197	$(23,956)	$17,547
Computed recovery (expense) of income taxes	$(4,355)	$6,383	$(5,982)
Decrease (increase) in income taxes resulting from:
Revisions to prior years	986	(1,064)	351
Capital gains and losses on dispositions, net	(145)	(454)	83
Resource property revenue taxes	(5,031)	(4,130)	(5,758)
Unrecognized losses in current year	(121)	(330)	(199)
Previously unrecognized deferred income tax assets, net	2	927	302
Permanent differences	(306)	(1,063)	(262)
Other non-taxable income	196	326	1,316
Other, net	(24)	(46)	(27)
Income tax (expense) recovery	$(8,798)	$549	$(10,176)

The income tax (expense) recovery was computed using the domestic rate in each individual jurisdiction. Scully has a zero tax rate under its tax jurisdiction.

Note 20. Earnings (Loss) Per Share

Earnings (loss) per share data for the years ended December 31, 2023, 2022 and 2021 are summarized as follows:

	2023	2022	2021
Basic earnings (loss) attributable to holders of common shares	$1,391	$(23,398)	$7,564
Effect of dilutive securities:	—	—	—
Diluted earnings (loss)	$1,391	$(23,398)	$7,564

	Number of Shares
	2023	2022	2021
Weighted average number of common shares outstanding-basic	14,822,251	14,811,118	14,779,302
Effect of dilutive securities:
Options	10	—	129,010
Weighted average number of common shares outstanding-diluted	14,822,261	14,811,118	14,908,312

	2023	2022	2021
Earnings (loss) per share-basic and diluted	$0.09	$(1.58)	$0.51

In 2023, 2022 and 2021, the Group’s potential ordinary shares comprised stock options outstanding.

As at December 31, 2023, 2022 and 2021, there were 1,839,977, 1,894,127 and 1,538,596 stock options outstanding, respectively, that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the year ended December 31, 2023, 2022 and 2021.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 21. Dividends Paid

During the year ended December 31, 2023, a dividend of $0.23 (US$0.17) per common share was paid in U.S. dollars on May 19, 2023 to shareholders of record on May 9, 2023.

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

The Company did not declare nor pay dividends during the year ended December 31, 2021 other than the stock dividends issued.

Note 22. Commitments and Contingencies

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

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the Group in the amount of approximately $68,363 (€43,800) as at December 31, 2020. The Group believes that such claim is without merit and intends to vigorously defend against such claim, and therefore no provision has been made. In 2021, the Group was informed of a proposed amendment to the claim which, if allowed, would increase the principal amount to approximately $116,782 (€80,773) as at December 31, 2022, plus interest and costs. As at December 31, 2023, the claim amounted to approximately $118,139 (€80,733), plus interest and costs.

Taxation

The Group companies’ income tax, value-added tax and payroll tax filings are subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase the Group’s income tax, value-added tax and payroll tax liability. If it is probable that management’s estimate of the future resolution of these matters changes, the Group will recognize the effects of the changes in its consolidated financial statements in the appropriate period when such changes occur.

If management’s current assessments are incorrect or if management is unable to resolve any of these matters favourably, there may be a material adverse impact on the Group’s financial performance, cash flows or results of operations.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 22. Commitments and Contingencies (continued)

Rights to Subscribe to Shares in Subsidiaries

During 2017, two subsidiaries of the Group entered into agreements with third-party employee incentive corporations whereby the latter were granted the rights to buy up to 10% of the share capital of the subsidiaries on a diluted basis at a price to be no less or more than the then existing net tangible asset value. The rights expire in 2027.

Note 23. Consolidated Statements of Cash Flows – Supplemental Disclosure

Interest paid and received, dividends received and income taxes paid are classified as operating activities. Dividends paid are classified as financing activities. Income taxes paid include the payments of advance tax prepayments and are net of tax cash refunds.

There are no circumstances in which cash held by an entity are not available for use by the Group other than amounts presented as restricted cash. See “Currency Risk” in Note 25.

Consolidated cash flows statement – reconciliation of liabilities arising from financing activities

Years ended December 31:	2023	2022	2021
Bonds payable, opening balance	$35,538	$35,227	$38,053
Cash flows	—	—	—
Non-cash changes:
Accretion	156	140	145
Cumulative translation adjustments	413	171	(2,971)
Bonds payable, ending balance (see Note 15)	$36,107	$35,538	$35,227

Years ended December 31:	2023	2022	2021
Lease liabilities, opening balance	$706	$767	$1,175
Cash flows	(414)	(378)	(466)
Non-cash changes:
Additions	—	295	84
Accretion	20	28	42
Cumulative translation adjustments	2	(6)	(68)
Lease liabilities, ending balance (see Note 14)	$314	$706	$767

Non-cash transactions

Non-cash transactions during the year ended December 31, 2023: (i) a liability of $818 owing to a former subsidiary was reversed and credited to profit or loss because it was determined not to be payable.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 24. Related Party Transactions

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

The Group had the following transactions with its related parties:

Years ended December 31:	2023	2022	2021
Fee income	$425	$1,191	$1
Interest income	79	—	—
Other income	—	462	—
Dividends received	89	198	198
Royalty expenses	(778)	(682)	(700)
Fee expenses	(41)	(2,198)	—
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(886)	(4,914)	(1,007)

From time to time the Group has entered into arrangements with a company controlled by the Group’s Chairman to assist the Group to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for the Group’s ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by the Group’s Chairman or the company controlled by him. Pursuant to this arrangement, as at December 31, 2023, the Group held: (i) an indemnification asset of $6,756 (2022: $6,756) (see Note 8) relating to a secured indemnity provided by such company to a subsidiary of the Group to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of the Group’s subsidiaries and another subsidiary that was put into dissolution by the Group in 2019; (ii) a non-interest bearing loan to such company of $875 (2022: $875) (see Note 8) which was made in the year ended December 31, 2019 in order to facilitate the acquisition of securities for the Group’s benefit; and (iii) current account receivables of $29,614 (2022: $27,118) (see Note 8). The Group also had current account payables of $1,622 (2022: $3,770) due to the aforesaid affiliate as at December 31, 2023 (see Note 14).

In addition, pursuant to this arrangement, during the year ended December 31, 2023, 2022 and 2021, the Group reimbursed such company $886, $4,914 and $1,007 (as set forth in the table above), respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, the Group had royalty expenses of $778, $682 and $700, respectively, in the year ended December 31, 2023, 2022 and 2021 that were paid to a company in which it holds a minority interest and that is a subsidiary of the operator of the underlying mine.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 24. Related Party Transactions (continued)

Key management personnel

The Group’s key management personnel comprise the members of its Board of Directors, President, Chief Executive Officer and Chief Financial Officer of the Company. The remuneration of key management personnel of the Group on an accrual basis was as follows:

Years ended December 31:	2023		2022		2021
Short-term employee benefits	$1,760	*	$1,817	*	$1,288	*
Post-employment benefits	148		142		80
Directors’ fees	529		666		659
Share-based compensation**	—		—		1,087
Total	$2,437		$2,625		$3,114

*Net of salary and expenses.

**Amounts computed based on fair values using the Black-Scholes-Merton formula. (See Note 18).

Note 25. Financial Instruments

The fair values of the Group’s financial instruments as at December 31, 2023 and 2022, other than those with carrying amounts that approximate their fair values due to their short-term nature, are summarized as follows:

As at December 31:	2023		2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets:
FVTPL:
Equity securities	$5,764	5,764	$4,033	$4,033
Debt securities	—	—	774	774
Investment funds	—	—	1,675	1,675
Long-term loan receivable	1,159	1,159	1,146	1,146
FVTOCI:
Debt securities	10,160	10,160	26,246	26,246
Amortized cost:
Long-term loan receivable	8,619	8,619	7,168	7,168
Financial Liabilities:
Financial liabilities measured at amortized cost:
Bonds payable	$36,107	$36,163	$35,538	$35,422
FVTPL:
Loan payable	7,610	7,610	7,424	7,424

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

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

The following tables present the Group’s financial instruments measured at fair value in the consolidated statements of financial position classified by level of the fair value hierarchy as at December 31, 2023 and 2022, respectively:

As at December 31, 2023	Level 1	Level 2	Level 3	Total
Financial Assets:
FVTPL:
Equity securities	$2,798	$2,966	$—	$5,764
Long-term loan receivable	—	—	1,159	1,159
FVTOCI:
Debt securities	10,160	—	—	10,160
Total	$12,958	$2,966	$1,159	$17,083

Financial Liabilities:
FVTPL:
Loan payable	$—	$—	$7,610	$7,610

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

As at December 31, 2022	Level 1	Level 2	Level 3	Total
Financial Assets:
FVTPL:
Equity securities	$1,598	$2,435	$—	$4,033
Debt securities	—	—	774	774
Investment funds	—	—	1,675	1,675
Long-term loan receivable	—	—	1,146	1,146
FVTOCI:
Debt securities	26,246	—	—	26,246
Total	$27,844	$2,435	$3,595	$33,874

Financial Liabilities:
FVTPL:
Loan payable	$—	$—	$7,424	$7,424

As at December 31, 2023 and 2022, the Group held an investment in a privately held company which was measured at FVTPL. The fair value was determined using discounted cash flows at prevailing market rates of interest for similar instruments with observable inputs (Level 2 fair value hierarchy).

As at December 31, 2023 and 2022, a subsidiary of the Group had a loan payable with a former subsidiary which is non-interest bearing, is without recourse to the Group and has no fixed repayment date. The loan payable was measured at FVTPL at its initial recognition, as permitted under IFRS, on a fair value basis in accordance with a documented investment strategy. The undiscounted contractual amount due out of surplus cash of the subsidiary is $55,642 (US$42,070) and is expected to be repaid in greater than 10 years. As at December 31, 2023, the difference between the carrying amount of the loan payable and the amount the Group would be contractually required to pay at maturity was $48,032. The fair value is determined using a discount rate for similar instruments with unobservable inputs (Level 3 fair value hierarchy), which included the sale price, demand for products, production and labour costs in the future periods. The actual repayment may be significantly different from both the carrying amount and the amount due at maturity. Sensitivity to changes in the discount rate is included under “Interest Rate Risk” in this Note 25.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

The Group does not trade in financial instruments, including derivative financial instruments, for speculative purposes.

The nature of the risks that the Group’s financial instruments are subject to as at December 31, 2023 is set out in the following table:

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

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Financial instruments which potentially subject the Group to credit risk consist of cash and restricted cash, debt securities, receivables and committed transactions (including loan commitments and financial guarantee contracts). The Group has deposited cash with reputable financial institutions with high credit ratings and management believes the risk of loss from these counterparties to be remote.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

The maximum credit risk exposure as at December 31, 2023 is as follows:

Cash and restricted cash	$78,649
Debt securities	10,160
Trade and other receivables	78,309
Amounts recognized in the consolidated statement of financial position	167,118
Guarantees	—
Maximum credit risk exposure	$167,118

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

Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. As at December 31, 2023, the Group had long-term bonds payable with interest payable annually and repayment of principal due in 2026. The timing of future payments is based on the Group’s historical payment patterns and management’s interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the payment projection or be amounts significantly different from those indicated in the payment projection.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to risks from changes in foreign currency exchange rates, particularly the Euro, U.S. dollar and Hong Kong dollar. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group’s exposure to foreign currency risk on material contracts (including intercompany loans) denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2023 and 2022, the Group did not have any foreign currency derivative financial instruments (foreign currency forward contracts and options) outstanding.

The Group holds cash balances in renminbi (“RMB”) in the People’s Republic of China (“PRC”). The PRC imposes controls on the convertibility of RMB, the official currency of the PRC, into currencies other than RMB. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”).

The Group does not have any material exposure to highly inflationary foreign currencies.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

Sensitivity analysis:

At December 31, 2023, if the U.S. dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2023 would have increased by $119. Conversely, if the U.S. dollar had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2023 would have decreased by $115. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument liabilities (net of assets) held by entities whose functional currencies were not the U.S. dollar. There would have been no material impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2023, if the Euro had weakened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2023 would have increased by $1,849. Conversely, if the Euro had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2023 would have decreased by $1,847. The reason for such change is mainly due to certain Euro denominated financial instrument liabilities (net of assets) owed by entities whose functional currencies were not the Euro. There would have been no impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2023, if the Hong Kong dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2023 would have decreased by $186. Conversely, if the Hong Kong dollar had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2023 would have increased by $186. The reason for such change is mainly due to certain Hong Kong dollar denominated financial instrument assets held by entities whose functional currencies were not the Hong Kong dollar. There would have been no impact arising from financial instruments on other comprehensive income in either case.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term nature. As at December 31, 2023, the Group had long-term bonds payable measured at amortized cost which bear a fixed interest rate.

Sensitivity analysis:

At December 31, 2023, if benchmark interest rates (such as IBORs or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, net income for the year ended December 31, 2023 would have decreased by $646. Conversely, if the benchmark interest rate had been 100 basis points per annum higher with all other variables held constant, net income for the year ended December 31, 2023 would have increased by $565. The reason for such change is mainly due to the loan payable measured at FVTPL. There would have been no impact arising from financial instruments on the Group’s other comprehensive income in either case.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

Sensitivity analysis:

At December 31, 2023, if equity prices in general had weakened 10% with all other variables held constant, net income for the year ended December 31, 2023 would have decreased by $434. Conversely, if equity prices in general had strengthened 10% with all other variables held constant, net income for the year ended December 31, 2023 would have increased by $434. There would have been no impact on other comprehensive income in either case.

Concentration risk

Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of total financial assets (or liabilities) in the Group’s consolidated statement of financial position.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If such foreign exchange control system prevents the Group from obtaining sufficient currencies other than RMB, our business activities that are conducted in currencies other than RMB could be adversely affected. As at December 31, 2023, royalty receivables due from a customer in the Royalty segment (see Note 8) represented 26% of total financial receivables, and an indemnification asset and receivables due from an affiliate (see Note 8) represented 48% of total financial receivables and 22% of total financial assets.

Except as disclosed in the preceding paragraph, at December 31, 2023, there were no customer, company or entity holding financial assets or liabilities exceeding the threshold amounts.

Additional disclosure

In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss for the years ended December 31, 2023, 2022 and 2021 as follows:

	2023	2022	2021
Interest income on financial assets not at FVTPL	$3,499	$3,512	$191
Interest income on financial assets classified at FVTPL	218	200	214
Total interest income	$3,717	$3,712	$405
Interest expense on financial liabilities not at FVTPL	$1,640	$1,564	$1,730
Interest expense on financial liabilities classified at FVTPL	—	—	18
Total interest expense	$1,640	$1,564	$1,748
Dividend income on financial assets at FVTPL	$146	$268	$244
Dividend income on financial assets classified not at FVTPL	—	—	—
Net loss on financial assets at FVTPL	(2,803)	(2,436)	(722)
Loss on loan payable at FVTPL	(360)	(141)	(1,616)
Reversal of impairment on securities measured at FVTOCI	—	—	—

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 26. Fair Value Disclosure for Non-financial Assets

The following tables present non-financial assets which are measured at or based on fair value in the consolidated statements of financial position, classified by level of the fair value hierarchy:

Assets measured at fair value on a recurring basis as at December 31, 2023:

	Level 1	Level 2	Level 3
Investment property	$—	$—	$31,540

Assets measured at fair value on a recurring basis as at December 31, 2022:

	Level 1	Level 2	Level 3
Investment property	$—	$—	$31,850

The fair values of investment property are measured using an income approach which includes the following inputs: land value, realized basic rents, operating costs, discount rates and damages and defects (level 3 fair value hierarchy). The valuation approach was consistent for both 2023 and 2022. Both the 2023 and 2022 valuations were performed by an independent external valuator who is an authorized expert for the valuation of developed and undeveloped land in Germany and holds recognized and relevant professional qualifications and has recent experience in the location and category of the investment property being valued.

Note 27. Significant Subsidiaries

A subsidiary is an entity that is controlled by Scully. The following table shows the Company’s direct and indirect significant subsidiaries as at December 31, 2023. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

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

As at December 31, 2023, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group’s proportional voting interests in the subsidiaries are identical to its proportional beneficial interests except as described above.

As at December 31, 2023, none of the non-controlling interests are material to the Group. As at December 31, 2023, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on Scully’s ability to access or use the assets and settle the liabilities of the Group except for amounts presented as restricted cash. See “Currency Risk” in Note 25.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2022 and 2021

(Canadian Dollars in Thousands)

Note 27. Significant Subsidiaries (continued)

In March 2022, the Company announced that its subsidiary, Merkanti Holding, the parent of Merkanti Bank Ltd. (“Merkanti Bank”), had signed a definitive agreement to acquire Sparkasse (Holdings) Malta Ltd., a company registered in Malta (“Sparkasse Holdings”) and the parent of Sparkasse Bank Malta plc (“Sparkasse Bank”).

In July 2023, Merkanti Bank, jointly with Anteilsverwaltungssparkasse Schwaz, the parent of Sparkasse Holdings, entered into an agreement to mutually terminate the share purchase agreement. Consequently, the transaction did not close. The reason for the termination is not related to any aspect of the regulatory approval process but is related to timing and the change in global interest rate policy during this period.

The termination did not materially impact the financial results of the Group. However, as a result of the termination, the Group impaired minor capitalized costs associated with the transaction in 2023.

During the year ended December 31, 2023, the Group disposed of a wholly-owned subsidiary. No gain or loss was recognised on its disposition.

During the year ended December 31, 2022, the Group disposed of a majority-owned subsidiary, resulting in a net gain of $264 which was included in the consolidated statement of operations.

During the year ended December 31, 2022, a third party exercised options to acquire a non-voting beneficial interest of 36.75% in a subsidiary over which the Group had 100% voting control prior to the disposition transaction, resulting in a loss of $356 which was included in the consolidated statement of changes in equity directly.

During the year ended December 31, 2020, certain rights to purchase shares in two subsidiaries with pre-determined prices were issued, exercisable until 2026. In April 2021, those rights were cancelled. Management determined the fair value of the rights to be $nil at the time of their issuance. The issuance of such rights did not have financial impact on the assets and liabilities of the Group until exercised. For further details, see Note 22.

Note 28. Subsequent Events

Royalty Receivables

Royalty receivables are due from a customer in the Royalty segment, which are generally collected in the month after the calendar quarter (see Notes 5 and 8). Subsequent to the end of the reporting period, royalty receivable of $8,230 for the post-CCAA filing period was received. The Group also received the net royalty payment for the first quarter of 2024 in April 2024.

Note 29. Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors and authorized for issue on April 29, 2024.

ITEM 19:EXHIBITS

Exhibits Required by Form 20-F

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association adopted on July 12, 2017. Incorporated by reference from our Form 6-K dated July 14, 2017.
1.2	Extract of Amendments to the Amended and Restated Articles of Association adopted on May 31, 2019. Incorporated by reference from our Form 6-K dated June 21, 2019.
2.1	Description of Common Shares. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2019 dated May 11, 2020.
4.1	Amended and Restated 2017 Equity Incentive Plan. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2021.
4.2	Amended and Restated Arrangement Agreement dated June 7, 2017 among MFC Bancorp Ltd., MFC Bancorp Ltd. and MFC 2017 II Ltd. Incorporated by reference from our Form 6-K dated June 14, 2017.
8.1	List of significant subsidiaries of Scully Royalty Ltd. as at December 31, 2023.
11.1	Code of Business Conduct and Ethics and Insider Trading Policy. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2017 dated April 10, 2018.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of Smythe LLP, independent registered public accounting firm.
97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR240.10d-1 - Scully Royalty Ltd. - Clawback Policy.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Document.
101.DEF	XBRL Taxonomy Extension Definition Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2024

SCULLY ROYALTY LTD.

/s/ Samuel Morrow
Samuel Morrow
President, Chief Executive Officer
& Chief Financial Officer