Form 20-F
period 2024-12-31
Scully Royalty Ltd.
filed 2025-04-30
CIK 16859

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

Commission file number 001-04192

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

c/o Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336

(Address of office)

Samuel S. Morrow c/o Room 2103 Shanghai Mart Tower 2299 Yan An Road West, Changning District Shanghai China 200336 Telephone: 1 (844) 331-3343 Facsimile: + (86) 21 6115-6995	with a copy to: Rod Talaifar Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of US$0.001 par value each	SRL	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 14,822,251 Common Shares of US$0.001 par value each issued and outstanding as at December 31, 2024.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ YES ☒ NO

April 30, 2025

DEAR FELLOW SHAREHOLDERS:

We are pleased to present the financial results of Scully Royalty Ltd. for the year ended December 31, 2024 and provide you with an update on recent corporate developments. All dollar amounts are in Canadian dollars unless otherwise provided.

I.	Update on the Scully Mine

Overview

The Company owns a royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. This royalty rate entitles the Company to 7.0% of the revenue from iron ore shipped from the mine and 4.2% from shipments derived from tailings and other disposed material, with minimum payments of $3.25 million per annum.

The Scully Iron Ore Mine

i

Letter to Shareholders

Iron ore is a key raw material in steel production, making it essential for global economic development. Its demand and pricing are closely tied to the material needs of integrated steel producers. As steel produced via blast furnaces is subject to cyclical demand patterns, the iron ore market inherently experiences similar fluctuations.

Location of the Scully Iron Ore Mine

Key Ingredient for Green Steel

The Scully iron ore mine produces premium-grade ore with over 65% iron content and favorable characteristics, including low levels of contaminants such as silica, alumina, and phosphorous. Such high-grade iron ore with minimal impurities is highly valued by steelmakers worldwide, as it enhances both environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. As a result, the Scully Mine’s high-quality concentrate plays a vital role in supporting the global shift toward “green” steel production. The mine is well-situated to address this growing demand because of, among other things:

Iron ore with 65% Fe content, such as the product from the Scully Iron Ore Mine, typically commands a premium over 62% Fe iron ore due to its superior quality. In 2024, the Platts 65% Fe index traded at an approximate 13% premium (US$14), with an average price of US$123 per tonne compared to US$109 per tonne for the Platts 62% Fe index.

Letter to Shareholders

The following chart illustrates the premium between 65% Fe and 62% Fe Iron Ore:

Tacora Resources

In 2017, Tacora Resources Inc. (“Tacora”) acquired the mine and achieved several milestones, including completing a US$276 million financing and commencing operations at the mine in 2019. Tacora disclosed that the mine has a capacity of six million tonnes per annum and produces what is considered a premium iron ore product, with Fe content in excess of 65%.

Despite nearly four years of continuous production, Tacora filed for reorganization under the Companies’ Creditors Arrangement Act (“CCAA”) in October 2023. This decision was driven primarily by challenges related to over-indebtedness.

Tacora’s New Shareholders:

In September 2024, Tacora successfully emerged from CCAA proceedings as a significantly stronger entity. The company restructured with a reduced debt burden, a leaner operating cost profile, and a newly appointed, experienced management team. Most notably, Tacora gained the backing of a new consortium of well-capitalized shareholders, demonstrating a strong commitment to the long-term success and sustainability of the Scully Mine. The consortium of investors consists of (i) Cargill, (ii) Millstreet Capital Management, and (iii) O’Brien Staley Partners. The transaction involved a US$250 million equity injection, a significantly strengthened balance sheet, new senior management and a revised business plan.

(i)	Cargill

Cargill is the largest privately held company in the United States in terms of revenue. Cargill, Incorporated is committed to providing food, ingredients, agricultural solutions, and industrial products to nourish the world in a safe, responsible, and sustainable manner. With 159 years of experience, Cargill partners with farmers and customers to source, make, and deliver products vital for living.

Letter to Shareholders

(ii)	Millstreet Capital Management LLC

Millstreet Capital Management LLC (“Millstreet” or the “Firm”) is a Boston based SEC-registered investment adviser. Millstreet invests on behalf of endowments, foundations and other institutional investors with the goal to compound superior absolute returns that are uncorrelated to traditional asset classes. The firm focuses on exploiting inefficiencies within the small-to-mid cap segment of the high yield and leveraged loan markets. Millstreet had assets under management of almost $3 billion as at December 31, 2023.

(iii)	O’Brien Staley Partners

O’Brien-Staley Partners (“OSP”) operates across four discrete financial business strategies: alternative asset management, market-rate impact investing, nationwide loan servicing, and deposit management. Founded by Jerry O’Brien and Warren Staley in 2010, OSP is imbued with core credit and fundamental investing discipline, risk management, and governance that are hallmarks of their personal and professional brands. O’Brien Staley Partners had assets under management of almost $2 billion as at December 31, 2023.

Historical Mine Production

The following table sets forth the total iron ore products shipped from the mine from from the second half of 2019 through 2024:

Letter to Shareholders

Production of iron ore at the Scully mine in 2024 was impacted by several factors, including wildfires in the Province of Newfoundland and Labrador during the summer months.

The Scully Iron Ore Mine

With the new shareholders in place, Tacora announced that it commenced a multi-year capital investment and ramp-up plan aimed at restoring the Scully Mine to its historic nameplate production capacity of six million tonnes per annum of high-grade iron ore concentrate. This initiative underscores Tacora’s commitment to optimizing operations and enhancing the mine’s long-term productivity.

Labrador Trough

The Scully Mine is located in the Labrador Trough, one of the world’s most resource-rich iron ore mining regions in eastern Canada. Renowned for its extensive high-grade iron ore deposits, including hematite and magnetite, the Labrador Trough offers exceptional long-term mining potential. The region benefits from well-developed infrastructure, such as railways and ports, enabling efficient transportation of ore to key global markets, including Asia, Europe, and the Middle East. Canada’s stable political environment and supportive regulatory framework further enhance the area’s appeal for sustainable and profitable mining operations.

Recent investment activity in the Labrador Trough is encouraging to the Eastern Canadian iron ore industry. For instance, Champion Iron Ore announced a $245 million investment from Nippon Steel and Sojitz for a minority stake in the Kami iron ore mine, located just six kilometers from the Scully Mine. This move underscores the strategic importance of high-grade iron ore assets in geopolitically stable regions and reflects the strong demand among global steel producers for reliable, premium-quality supply sources. These investments highlight the confidence in the Labrador Trough as a leading mining hub and further validate the Scully Mine’s position as a critical asset in the global iron ore market.

v

Letter to Shareholders

II.	Dividends

The Company prioritizes enhancing shareholder value and maximizing earnings and dividends from its iron ore royalty interest. As part of this commitment, the Company’s board of directors approved the implementation of a cash dividend policy, reinforcing its focus on delivering consistent returns to shareholders.

The Scully Iron Ore Mine

In December, we announced that we had resumed our cash dividend policy with the following dividend:

-	$0.37 (US$0.26) per Common Share to be paid on February 21, 2025 to shareholders of record on January 24, 2024.

The declaration, timing, record date and payment of future dividends will depend on, among other things, royalty payments received, and the Company's Royalty operator’s financial condition and operating results.

III.	Rationalization of Non-Core Assets

As part of our ongoing strategy to streamline our operations and concentrate our efforts on our core asset - the Scully iron ore royalty - we previously announced that we have initiated a process to rationalize certain underperforming or non-core assets, and their associated liabilities, classified within our “All Other” segment. This strategic refocusing reflects our intent to simplify our corporate structure, reduce operating complexity, and unlock shareholder value by concentrating capital and management attention on our core asset.

As a result of this initiative, we determined that the criteria for classification as “held for sale” under IFRS 5 were met with respect to certain assets and related liabilities as at December 31, 2024. As a result, the assets and related liabilities relating to these businesses were classified as held for sale as at December 31, 2024. In aggregate, the assets held for sale represented approximately 20% (after impairment losses) of our consolidated total assets at December 31, 2024. These assets held for sale generated revenue from third parties of $9.0 million, loss before taxes of $3.3 million and a net loss of $4.5 million in 2024.

The following sets forth the assets held for sale and related liabilities as of December 31, 2024:

Rationalization of Non-Core Assets	31-Dec-24
Total Assets	88,500
Total Liabilities	(18,107)
Net	70,393

All intercompany assets and liabilities have been eliminated in connection with this classification. An impairment loss of $18.6 million was included in our consolidated statement of operations in 2024 in connection with the classification.

Letter to Shareholders

As previously disclosed, we entered into an agreement to rationalize these assets and liabilities. This transaction is not expected to have any material impact on our net book value. Upon closing of the transaction as currently anticipated, we expect to recognize approximately $15 million of securities and approximately $55.4 million as an equity method investment. For illustrative purposes, if this transaction had closed on December 31, 2024, our shareholders’ equity would have remained at $302.3 million at such date.

IV.	Liquid Assets

Liquidity is a cornerstone of our business. We monitor our cash balances and overall liquidity position on a regular basis to ensure we have adequate financial and operational flexibility. We seek to maintain sufficient liquid assets and working capital at all times to fund our operations.

Included in our liquid assets are: (i) cash and cash equivalents, (ii) short-term securities, which are primarily comprised of government debt securities and term deposits; and (iii) receivables collectible in the ordinary course.

The following sets forth these liquid assets and working capital for December 31, 2024, June 30, 2024, and December 31, 2023:

As at December 31 (in C$’000s)	31-Dec-24	30-Jun-24	31-Dec-23
Cash	$19,052	$35,897	$78,252
Short-term securities	23,487	10,259	12,958
Receivables	42,274	72,450	70,330
Classified within assets held for sale:
Cash	32,704	32,015	—
Short-term securities	4,638	3,471	—
Receivables	42,905	8,668	—
Total liquid assets	$165,060	$162,760	$161,540
Current assets	175,319	172,275	164,545
Current liabilities	38,488	30,859	20,573
Working Capital	$136,831	$141,416	$143,972

In the ordinary course of managing our treasury, we monitor opportunities to increase the interest income we earn while maintaining a prudent risk profile and equivalent liquidity position. In 2024, we made the decision to invest in various term deposits and short-term government securities, which enhanced the yields on our liquid assets. Notwithstanding the reduction in our cash balance, our overall liquidity profile remained unchanged, as we maintain access to various liquidity facilities through our bank subsidiary that enable us to borrow against these short-term securities. As at December 31, 2024, there were no amounts drawn against these facilities. However, we may utilize them in the future should opportunities arise to generate adequate returns on a risk-adjusted basis.

Letter to Shareholders

V.	Goal

Our goal and ongoing initiative is to restructure the group in a manner that substantially reduces the discount between the market price of our common shares and our stated net book value per share.

The Scully Iron Ore Mine

In the past few years, we have made substantial progress toward this goal. Today, we more cleanly fit into iron ore royalty peers than ever before:

	Labrador Iron Ore Royalty	Deterra Royalties	Mesabi Trust
Share Price	27.52	3.56	26.39
Market Cap	1.761 Billion	1.88	347.55 Million
Forward Dividend Yield	11.08%	5.13%	5.86%
Price / Earnings	8.92	13.37	N/A
Price / Book	2.74	18.36	3.65

Letter to Shareholders

VI.	2024 Financial Results

A summary of our financial position at December 31, 2024 is as follows:

Scully Royalty Ltd. (in C$'000s, except per share amount)	31-Dec-24	31-Dec-23
Cash	$19,052	$78,252
Short-term securities	23,487	12,958
Trade receivables	861	1,907
Tax receivables	699	640
Other receivables	40,714	67,783
Inventories	1	1,199
Restricted cash	194	397
Deposits, prepaid and other	1,811	1,409
Assets held for sale	88,500	—
Total current assets	175,319	164,545
Working capital	136,831	143,972
Total assets	438,095	452,467

Account payables and accrued expenses	14,788	16,044
Income tax liabilities	48	4,529
Liabilities relating to assets held for sale	18,107	—
Dividend payable	5,545	—
Total current liabilities	38,488	20,573
Bonds payable, long-term	36,545	36,107
Loan payable, long-term	—	7,610
Deferred income tax liabilities	51,514	58,370
Total liabilities	127,770	122,797
Book Value	$302,277	$322,459
Book Value per Share	$20.39	$21.76

Revenue for 2024 decreased to $35.3 million from $54.9 million in the same period of 2023 mainly as a result of the disposition of our energy interests in March 2023 and decreased royalty income in 2024. Costs of sales and services decreased to $7.1 million in 2024 from $19.1 million in 2023, primarily as a result of a merchant banking gain included in costs of sales and services, a fair value gain on our investment property, and the disposition of certain energy assets in March 2023.

Selling, general and administrative expenses increased to $25.3 million in 2024 from $24.2 million in 2023 primarily due to the stronger Euro against the Canadian dollar and other expenses.

In 2024, we recognized a non-cash impairment loss of $18.6 million on assets held for sale in connection with the aforementioned rationalization transaction.

We recognized an income tax recovery (other than resource property revenue taxes) of $2.6 million in 2024, compared to an income tax expense (other than resource property revenue taxes) of $1.9 million in 2023. Excluding resource property revenue taxes, we paid $0.3 million in income tax in cash during 2024 and, in 2023, excluding resource property revenue taxes, we paid $0.4 million in income tax in cash during 2023. We also recognized a resource property revenue tax expense of $3.9 million in 2024, compared to $6.9 million in 2023.

In 2024, our net loss attributable to shareholders was $20.6 million, or $1.39 per share on a basic and diluted basis, compared to net income attributable to shareholders of $1.4 million, or $0.09 per share on a basic and diluted basis attributable to shareholders in 2023.

As at December 31, 2024, cash decreased to $19.1 million from $78.3 million as at December 31, 2023. The decrease was primarily the result of increased investments in securities and the classification of assets as held for sale.

Letter to Shareholders

We had short-term securities of $23.5 million as at December 31, 2024 and $13.0 million as at December 31, 2023, which comprised of government and other securities.

Trade receivables and other receivables were $0.9 million and $40.7 million, respectively, as at December 31, 2024, compared to $1.9 million and $67.8 million, respectively, as at December 31, 2023.

We had bonds payable of $36.5 million as at December 31, 2024 and $36.1 million as at December 31, 2023. In 2024, the terms of these bonds were amended to extend their maturity date from August 2026 to August 2033 and increase the interest rate from 4.00% to 5.70% per annum.

As at December 31, 2024, we had deferred income tax liabilities of $51.5 million compared to $58.4 million as at December 31, 2023. These deferred income tax liabilities primarily relate to the difference in the tax basis and the carrying value of our iron ore royalty interest.

VII.	Stakeholder Communication

We welcome any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:

-

stakeholders are encouraged to read our entire Annual Report on form 20-F for the year ended December 31, 2024, which includes our audited financial statements and management’s discussion and analysis for such period for a greater understanding of our business and operations; and

-

direct any questions regarding the information in this report to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

Respectfully Submitted,

Samuel Morrow
President, Chief Executive Officer
& Chief Financial Officer

x

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

CURRENCY INFORMATION

The following table sets forth the exchange rates for the translation of United States dollars to Canadian dollars in effect at the end of each of the three most recent financial years. The exchange rates are based on the average daily rate of exchange as reported by the Bank of Canada.

	Years Ended December 31,
	2024	2023	2022

	($/US$)
End of period	1.4389	1.3226	1.3544
High for period	1.3316	1.3128	1.2451
Low for period	1.4416	1.3857	1.3856
Average for period	1.3698	1.3497	1.3013
	($/€)
End of period	1.4928	1.4626	1.4458
High for period	1.4490	1.4211	1.2897
Low for period	1.5141	1.5053	1.4606
Average for period	1.4818	1.4597	1.3696

On April 28, 2025, the average daily rate of exchange for the translation of United States dollars and Euros to Canadian dollars were US$1.00 = $1.3850 and €1.00 = $1.5773, respectively.

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

A significant portion of our revenue in 2024 was derived from our iron ore royalty interest. Any revenues from our royalty interest are impacted by the price of iron ore. As such, our earnings are directly related to the price of iron ore and demand for steel products. There are many factors influencing the price and demand for these products, including: expectations for inflation; global and regional demand and production; international trade policy and developments; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.

Continued volatile global financial and geopolitical conditions may negatively impact us or our counterparties.

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, civil unrest, changes to energy prices or sovereign defaults. Ongoing geopolitical challenges such as the Ukraine-Russia war, conflict in the Middle East, tensions between the United States and China, imposition of new tariffs by the U.S. government and related countermeasures and other proposed changes to international trade policies have contributed to volatility in global financial conditions.

The United States of America has recently enacted and proposed to enact significant new tariffs on Canada, China and other countries and certain of the countries have enacted countermeasures. These and related developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions, the stability of global financial markets and the price and demand for iron ore. The economic impact of tariffs and countermeasures on the Canadian, American and global economy could result in increased volatility in commodity prices and negatively impact capital markets and the operations of the iron ore mine underlying our royalty interest, which may negatively impact our business, results of operations, cash flows and financial condition.

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

In addition, we have no or very limited access to technical or geological data relating to the mine and operations underlying our interest, including reserves data. Accordingly, we can provide no assurances as to the level of reserves at the mine. If the operator determines there are insufficient reserves to economically operate the mine, it may abandon, scale back or cease operations, which could have a material adverse effect on our profitability, results of operations and financial condition.

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

Approximately 57% of our revenue for the year ended December 31, 2024 came from our royalty interest in the Scully iron ore mine (the “Scully Mine”). We expect this interest to continue to represent a significant portion of our revenue going forward. This concentration of revenue could mean that adverse developments, including any adverse decisions made by the operator thereof could have a more significant or longer-term impact on our results of operations than if our revenue was less concentrated.

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

The operations of our regulated bank subsidiary, referred to as the “Bank”, are subject to a number of directives and regulations, which materially affect our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation affecting the financial services industry has recently been adopted in Europe that directly or indirectly affects our business and regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of credit institutions is still evolving. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging or provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our financial products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us. Please see “Item 4: Information on the Company – B. Business Overview – Regulation” for further information.

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

In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls, other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Canadian dollars, U.S. dollars, Euros or other hard currencies or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

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

Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

A portion of our assets held for sale consists of cash held in China in Renminbi, referred to as “RMB”. The government of the People’s Republic of China, referred to as the “PRC”, imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of the PRC. We may convert a portion of our revenues held by our subsidiary in the PRC into other currencies to meet our foreign currency obligations. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency denominated obligations.

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

ITEM 4:  INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a company organized under the Cayman Act that was incorporated on June 5, 2017. Our office is located at c/o Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336, and its telephone number is +1 844 331 3343. Our registered office is located at P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands. Our website address is www.scullyroyalty.com.

Our core asset is a net revenues royalty interest in the Scully Mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials. See “- B. Business Segments – Royalty” and “– D. Property, Plants and Equipment”.

We currently have two primary operating segments: (i) Royalty, which includes our interest in an iron ore mine; and (ii) Merchant Banking, sometimes referred to as “financial services”, which includes our merchant banking activities. We also have an “All Other” segment which includes other assets unrelated to our primary segments and otherwise not individually material. See “All Other” below for further information. The changes in segments resulted from dispositions of entities and businesses in previous years. Results for prior periods have been recast herein to reflect this change in presentation.

We file reports and other information with the Securities and Exchange Commission, referred to as the “SEC”. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public over the internet at such website at http://www.sec.gov.

Please see “B. Business Overview” for further information regarding our business and recent developments.

B. Business Overview

The following is a brief description of our business and recent activities.

Recent Developments

Scully Mine Updates

The mine underlying our royalty interest produces a high-grade ore in excess of 65% iron content that also has other favourable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully Mine’s product, to sell at a premium to 62% Fe iron ore. In 2024, the Platts 65% Fe index sold at approximately a 13% (US$14) premium to the Platts 62% Fe Index.

The following table sets forth the total iron ore products (which include pellets, chips and concentrates) shipped from the mine based upon the amounts reported to us by the Scully Mine for the periods indicated:

	Year Ended
	December 31,
	2024	2023

	(tonnes)
Iron Ore Products Shipped	3,060,800	3,535,238

Production in 2024 was impacted by, among other things, wildfires in the Province of Newfoundland and Labrador, Canada in the summer of 2024.

In October 2023, the operator of the Scully Mine commenced proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”). In September, 2024, it announced the closing of a transaction under the CCAA process led by an investor group including Cargill Incorporated, Millstreet Capital Management and O’Brien-Staley Partners. The transaction included a US$250 million equity injection, a strengthened balance sheet and an improved business plan. It also disclosed that it had entered into new union, sales offtake and rail transport arrangements.

Cash Dividend Policy

Our board of directors has adopted a dividend policy that is intended to maximize potential future dividends to holders of our Common Shares.

Based upon a review of our financial position, operating results, ongoing working capital requirements and other factors, our board of directors may from time to time and if deemed advisable by it, declare and pay dividends to holders. The timing, payment and amount of any dividends paid on our Common Shares may be determined by our board of directors from time to time.

During the year ended December 31, 2023, a dividend of $0.23 (US$0.17) per common share was paid in U.S. dollars on May 19, 2023 to shareholders of record on May 9, 2023.

On December 31, 2024, we announced that our board of directors declared a dividend of $0.37 (US$0.26) per common share paid on February 21, 2025 to shareholders of record on January 24, 2025.

The declaration, timing, record date and payment of future dividends will depend on, among other things, royalty payments received.

Change of Auditor

Effective December 5, 2024, AOGB CPA Limited was appointed our auditor. AOGB CPA is an independent registered public accounting firm headquartered at Suite 2501-3, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong, Hong Kong. See “Item 16F: Change in Registrant’s Certifying Accountant”.

Rationalization of Non-Core Assets

Our board of directors has approved a plan to rationalize various underperforming assets to focus on our core asset, our iron ore royalty. To this end, in 2024, we determined to proceed towards the rationalization of certain assets and liabilities in our All Other segment. This process is ongoing and we currently believe it will be completed in 2025. See “Item 5. - Operating and Financial Review and Prospects – Rationalization of Non-Core Assets”.

Business Segments

Effective from January 1, 2024, we have revised our operating segments such that we have two primary operating segments, being, (i) Royalty, which includes our interest in an iron ore mine; and (ii) Merchant Banking, which includes merchant banking activities. As a result, we no longer present an Industrial segment in our financial statements. The assets and liabilities underlying this former segment are now reflected in our All Other segment. See “Item 5. - Operating and Financial Review and Prospects – Rationalization of Non-Core Assets”.

We also have an “All Other” segment which includes other assets unrelated to our primary segments and otherwise not individually material. See “All Other” below for further information. The changes in segments resulted from dispositions of entities and businesses in previous years. Results for prior periods have been recast herein to reflect this change in presentation.

Royalty

We hold a net revenues royalty interest in the Scully Mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials.

In 2024, approximately 57% of our total revenues were derived from our royalty interest. As at December 31, 2024, our total assets were $438.1 million, of which $192.1 million was represented by our interest in the underlying iron ore mine. Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

The operator of the mine has disclosed that the mine historically extracted approximately 11.8 million tonnes of raw iron per year from which approximately 4.1 million metric tonnes of iron concentrate were produced at an onsite milling facility. It further disclosed that upon-reactivation annual production capacity targeted a capacity of 6.25 million metric tonnes of iron concentrate, with production ranging from 5.80 million to 7.55 million metric tonnes over the subsequent years. Iron concentrate is transported by rail to the port facilities at Point Noire, Quebec, Canada, where it is unloaded, stockpiled and loaded on vessels for sale to the seaborne market.

Under the terms of the sub-lease, we are entitled to minimum royalty payments of $3.25 million per year, payable on a quarterly basis, which quarterly payments may be credited towards earned royalties relating to the same calendar year.

In October 2023, the operator of the Scully Mine commenced proceedings under the CCAA. In September 2024, it announced the closing of a transaction under the CCAA process led by an investor group including Cargill Incorporated, Millstreet Capital Management and O’Brien-Staley Partners. The transaction included a US$250 million equity injection, a strengthened balance sheet and an improved business plan. It also disclosed that it had entered into new union and rail transport arrangements. See “– Recent Developments - Scully Mine Update” for further information.

Merchant Banking

Our Merchant Banking segment, also referred to as “financial services”, comprises regulated merchant banking in Europe, including the activities of the Bank.

The Bank does not engage in general retail or commercial banking, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. Generally, the Bank earns fees from provisions of a range of financial and consultancy services to the customers and investment income.

In addition, we hold interests in two industrial real estate parks in Europe as investment property.

All Other

The All Other segment includes our corporate and small entities whose quantitative amounts generally are not expected to exceed 10% of any of the following: (a) our reported revenue, including both sales to external customers and intersegment sales or transfer; (b) the greater, in absolute amount, of our (i) combined reported profit of all operating segments that did not report a loss and (ii) combined reported loss of all operating segments that reported a loss; or (c) our total assets. Actual outcome may occasionally exceed these 10% thresholds, though the excess amounts are not expected to be material.

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

In particular, the banking industry is subject to extensive regulation and oversight. The operations of our Bank are subject to the regulations and directives issued by governments. The Bank is subject to direct supervision by direct and indirect financial regulators in Europe. There are various regulations and guidelines that the Bank needs to adhere to but the most noticeable ones relate to capital requirements, liquidity and the funding and the Anti-Money Laundering and Anti-Terrorist Financing. As a Maltese credit institution, the Bank is subject to the Capital Requirements Directive and Regulatory Frameworks, referred to as the “CRD and CRR Framework” (as updated from time to time), through which the European Union implements the Basel Capital reforms. The CRD and CRR Framework, among other things, impose minimum statutory capital requirements based on risk adjusted credit exposures and requires extensive regulatory reporting on own funds, large exposures, liquidity requirements and various other regulatory requirements. Large exposures consist of credit exposures to a client or group of connected clients in excess of 10% of the Bank’s statutory capital base and such large exposures cannot exceed 25% of the Bank’s statutory capital base, after taking into account eligible credit risk mitigation. The main liquidity requirements imposed by the CRD and CRR Framework are the liquidity coverage ratio, referred to as “LCR”, which refers to the proportion of highly liquid assets held by the Bank to ensure its ongoing ability to meet short-term liquidity obligations. The Bank must maintain a minimum statutory LCR of 100%. The CRD and CRR Framework also establish a minimum Net Stable Funding Ratio (referred to “NSFR”) of 100%. Unlike the LCR, the NSFR is a liquidity standard requiring the Bank to hold enough stable funding to cover the duration of its long-term assets.

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

A portion of our assets held for sale as at December 31, 2024 is in China in RMB. Under the 2008 Foreign Currency Administration Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB may be convertible for current account items, including the distribution of dividends, interest and royalty payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of the government of SAFE and its local counterparts.

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

C. Organizational Structure

The following table describes our material subsidiaries as at December 31, 2024, their respective jurisdictions of organization and our interest in respect of each subsidiary. The table excludes subsidiaries that only hold inter-company assets and liabilities and do not have active businesses or whose results and net assets do not materially impact our consolidated results and net assets.

Subsidiaries	Country of Incorporation	Interest
Merkanti Holding plc.	Malta	99.96%
1178936 B.C. Ltd.	Canada	100%

Please see Note 27 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

D. Property, Plants and Equipment

We have offices at c/o Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336.

We believe that our existing facilities are adequate for our needs through the end of the year ending December 31, 2024. Should we require additional space at that time or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Royalty Interest

Our core asset is a net revenues royalty interest in the Scully iron ore mine located in the Province of Newfoundland and Labrador, Canada. The royalty rate under this interest is 7.0% on iron ore shipped from the mine and 4.2% on iron ore shipped from tailings and other disposed materials. Under the terms of the sub-lease, we are entitled to minimum payments of $3.25 million per year. The mine site is located approximately three kilometers west of the town of Wabush and is connected by rail access to the Port of Sept-Îles, Quebec, Canada.

The royalty is payable by the operator to us pursuant to a mining sub-lease related to the lands on which the mine is situated. This lease commenced in 1956 and expires in 2055.

Pursuant to an Order of the Ontario Superior Court of Justice dated October 10, 2023, the operator of the Scully Mine underlying our royalty interest was granted protection under CCAA. A sales and solicitation process was initiated pursuant to the CCAA process on October 30, 2023. In September, 2024, it announced the closing of a transaction under the CCAA process led by an investor group including Cargill Incorporated, Millstreet Capital Management and O’Brien-Staley Partners. The transaction included a $250 million equity injection, a strengthened balance sheet and an improved business plan. It also disclosed that it had entered into new union and rail transport arrangements. See “– B. Business Overview – Recent Developments” for further information.

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

The Scully Mine produces a high-grade ore in excess of 65% iron content that also has other favourable characteristics, such as relatively low contaminant ratios. Globally, steelmakers value high grade iron ore with low contaminants (such as silica, alumina, and phosphorus) because they improve environmental and financial performance through more efficient raw material utilization, higher plant yields, and lower emissions. Therefore, it is common and generally expected for 65% Fe iron ore, including the Scully Mine’s product, to sell at a premium to 62% Fe iron ore. In 2024, the Platts 65% Fe Index sold at approximately a 13% (US$14) premium to the Platts 62% Fe Index.

Description of Scully Iron Ore Mine

As we are not the operator and generally not the owner of the property underlying our royalty interest, we have limited or no access to related exploration, development or operational data or to the properties itself. As such, the disclosure herein is based on information publicly disclosed by the operator of the Scully Mine. Although we do not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

The disclosure of scientific and technical information regarding the property underlying our royalty interest contained herein is presented in accordance with subpart 1300 of Regulation S-K under the Exchange Act, referred to as the “SEC Mining Rules”. The SEC Mining Rules requires a registrant that has mining operations to, among other things: (i) obtain a dated and signed “technical report summary” from a qualified person with respect to each material mining property, and (ii) file such technical report summary as an exhibit to the relevant registration statement or other prescribed filing with the SEC. We consider our royalty interest in the Scully mine, being the only mining interest we hold, as our material property for the purposes of the SEC Mining Rules. As we do not operate such property, for the purposes of this Annual Report on Form 20-F, we have relied on the exemption set forth in Item 1302(b)(3)(ii) of the SEC Mining Rules and have not obtained or filed a technical report summary as: (i) obtaining such report would result in an unreasonable burden or expense; and (ii) we have requested such technical report summary from the operators of the Scully mine and were denied the request.

The property information included herein contains information reported by the operator of the Scully mine under Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, referred to as “NI 43-101”. Specifically, unless otherwise stated, the information contained herein has been derived from a technical report prepared for the operator under NI 43-101 titled “Feasibility Study Technical Report – Update, Scully Mine Re-Start Projects, Wabush, Newfoundland & Labrador, Canada” with an effective date of May 31, 2021.

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

Certain information regarding the Scully Mine as contemplated under the SEC Mining Rules has not been included herein on the basis that it is unavailable to us in our capacity as a royalty holder on the applicable properties and that obtaining such information would result in an unreasonable burden and expense. Such excluded information includes:

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

Summary

The Scully Mine is production stage iron ore mine, which is operated as an open-pit operation. The mine is located in Newfoundland & Labrador, Canada. The mine site includes a concentration plant with a 6.0 million tonnes per year capacity. The geographic location of Scully is set forth below.

Figure 1. Scully Mine Location

Source: Google Earth (March, 2022)

The mine covers a Superior-type banded iron formation of mineralization. Key operating infrastructure at the mine comprises a 6 million tonne per annum iron ore concentrator plant producing iron ore concentrate.

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

In general, we have no decision-making authority regarding the development or operation of the mineral property underlying our royalty interest. The operator makes all development and operating decisions, including decisions about permitting, feasibility analysis, mine design and mine operation, processing, plant, equipment matters, and temporary or permanent suspension of operations.

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

The mine site contains necessary structures including: mine electrical infrastructure; a maintenance facility with five bays and cranes; warehouses; wash bay; explosive storage; machine shop; dewatering equipment; fuel storage; administration buildings; an iron ore concentrator plant; and required rail load-out and track infrastructure. The concentrator underwent some maintenance and installation of additional processing equipment prior to the restart.

A pumping station and water intake structure located east of the process facility provides water for iron ore beneficiation and potable water consumption.

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

Property History

The Scully Mine operated from 1965 to February 2014 with the mining and concentrating at Wabush and the subsequent stage of pelletizing done at Pointe Noire near the port of Sept-Îles, Quebec. Iron deposits were first reported in 1933. In 1956, Picklands began work on the project and started the first intensive geological, metallurgical and economic investigation. A pilot plant was built and successfully produced 100,000 tonnes of iron ore concentrate. From 1965 to 2014, the Scully Mine produced between 2.7 million and 6.1 million tonnes of iron ore concentrate annually. The following chart sets forth shipments of concentrate from the mine (as reported by the respective operators) for the years indicated.

The Scully Mine was operated by Picklands from 1965 to 1986 when Picklands was acquired by Cliffs Natural Resources Inc., who operated it from 1986 until 2014. The current operator acquired the mine in July 2017. It then restarted mining operations and commercial production at the mine, and shipped its first seaborne iron ore concentrate in August 2019. Such feasibility study was not completed under the SEC Mining Rules.

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

Property Geology

The deposit is a Proterozoic age Superior-type banded iron formation. The mine lies within the southern end of the Labrador Trough in Western Labrador. The Labrador Trough comprises a sequence of Proterozoic sedimentary rocks, including iron formations, volcanic rocks and mafic intrusions. The principal iron formation unit, the Sokoman Formation, forms a regionally continuous stratigraphic unit. The Sokoman Formation is more than 300 m thick near the mine and has been subjected to two episodes of folding and metamorphism during the Hudsonian and Greenville Orogenies, resulting in a complex structural pattern in the Wabush area.

Other iron deposits in the area of the Labrador Trough are Bloom Lake, Lac Jeannine, Fire Lake, Mounts Wright and Reed, Luce, and Humphrey. During high‐grade metamorphism, the iron oxides and quartz recrystallized to produce coarse‐grained sugary quartz, magnetite, specular hematite schists (meta‐taconites) that are of improved quality for processing and concentrating.

The deposit consists of folded and faulted stratigraphic beds of iron-bearing units within the Sokoman Iron Formation. The geological understanding of the deposit is based primarily on diamond drilling data and two-dimensional sectional interpretations by the prior operator. The ore minerals are hematite (specularite), magnetite, and martite hematite pseudomorphs after magnetite). The waste minerals are hydrated iron oxides, such as limonite and goethite, and quartz. Manganese oxides also occur in bands or are disseminated throughout the iron-bearing units.

The mine site includes electrical infrastructure, a maintenance facility with five bays and cranes, warehouses, a wash bay, explosive storage, a machine shop, dewatering equipment, fuel storage, administration buildings, a concentrator plant and rail load-out and track infrastructure.

Production

The following table sets forth the total iron ore products shipped from the mine based upon the amounts reported to us by the mine operator in 2024 and 2023:

	Year Ended
	December 31,
	2024	2023

	(tonnes)
Iron Ore Products Shipped	3,060,800	3,535,238

Production in 2024 was impacted by, among other things, wildfires in the Province of Newfoundland and Labrador, Canada in the summer of 2024.

Other Interests

We own two industrial real estate parks in Germany, which primarily lease out space for storage and production facilities. One of these parks is located in Arneburg, Germany and is 1,553,113 square meters, currently houses approximately 27 buildings and offers developed industrial and commercial land for greenfield investments as well as warehouses, production halls, workshops and offices. The property has railway, road and harbour connections. The other industrial park is located in Dessau, Germany and is a 109,804 square meter development property that currently houses approximately 21 buildings and offers office and administrative buildings, production halls and warehouses and land for industrial investments. The property has connections to railway and roads. Both of these industrial parks are part of the security package for the €25.0 million in principal amount of bonds issued by a subsidiary in 2019, and to the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

ITEM 4A:  UNRESOLVED STAFF COMMENTS

None.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2024, 2023 and 2022 should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere herein.

General

Our core asset is an interest in a mining sub-lease of the lands upon which the Scully Mine is situated in the Province of Newfoundland and Labrador, Canada. Pursuant to this sub-lease, which expires in 2055, we hold a 7.0% net revenues royalty interest on iron ore shipped from the mine and a 4.2% net revenues royalty interest on iron ore shipped from tailings and other disposed materials. Under the terms of the sub-lease, we are entitled to quarterly minimum royalty payments of $3.25 million per year, which quarterly payments may be credited towards earned royalties relating to the same calendar year.

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

As previously announced, our management is committed to a plan to rationalize non-core assets, and substantial progress has been made. These assets have not produced returns commensurate to that of our royalty interest, and our Board of Directors believes that these actions provide compelling benefits to our shareholders and to all aspects and business segments of the Company. It simplifies the Company’s corporate structure by separating its non-strategic assets and allows the independent business lines to focus on pursuing and operating their respective businesses.

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

The average price of 62% iron ore, as reported by Platts, was US$109 per tonne in 2024, compared to US$120 per tonne in 2023. Overall, the average iron price for 65% Fe iron ore, as reported by Platts was US$123 per tonne in 2024, compared to US$132 per tonne in 2023.

Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations in our merchant banking segment may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at December 31, 2024, the Canadian dollar had depreciated by approximately 9% against the Euro from the end of 2023. We recognized a $6.2 million currency translation adjustment gain in accumulated other comprehensive income within equity in 2024, compared to a currency translation adjustment loss of $1.2 million in accumulated other comprehensive income within equity in 2023. In addition, we recognized net losses of $0.8 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2024, compared to $0.4 million on exchange differences on foreign currency transactions in our consolidated statement of operations in 2023.

Rationalization of Non-Core Assets

As part of our ongoing strategy to streamline our operations and concentrate our efforts on our core asset - our iron ore royalty – in 2024, we initiated a process to rationalize certain underperforming or non-core assets and their associated liabilities classified within our “All Other” segment. This strategic refocusing reflects our intent to simplify our corporate structure, reduce operating complexity, and unlock shareholder value by concentrating capital and management attention on our core asset.

As a result of this initiative, we determined that the criteria for classification as “held for sale” under IFRS 5 were met with respect to certain assets and related liabilities as at December 31, 2024. As a result, the assets and related liabilities relating to these businesses were classified as held for sale as at December 31, 2024.

Our management, when exercising its judgments in terms of the assets’ contribution to net loss, total assets and net assets, concluded that these assets did not constitute a separate major line of business or geographical area of operations. In aggregate, the assets held for sale represented approximately 20% (after recognition of impairment losses) of our consolidated total assets as at December 31, 2024. These assets held for sale generated revenue from third parties of $9.0 million, loss before taxes of $3.3 million and a net loss of $4.5 million in 2024.

The following sets forth a breakdown of the assets held for sale and related liabilities as of December 31, 2024.

Year Ended
December 31, 2024
(In thousands)
Total Assets	$88,500
Total Liabilities	(18,107)
Net	70,393

All intercompany assets and liabilities were eliminated in connection with this classification. We recognized a non-cash provision for impairment loss of $18.6 million in connection with the classification of these assets and liabilities as held for sale. The disposal group is presented in our All Other reportable segment.

In late 2024, we announced that we entered into an agreement to rationalize these assets and liabilities. This transaction is not expected to have any material impact on our net book value. Upon the closing of this transaction as currently anticipated, we expect to recognize approximately $15 million of securities and approximately $55.4 million as an equity method investment. For illustrative purposes, if this rationalization had completed on December 31, 2024, our shareholders’ equity would have remained at approximately $302.3 million.

Results of Operations

The following table sets forth certain selected operating results and other financial information for each of the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
	2024	2023	2022

	(In thousands, except per share amounts)
Revenue	$35,302	$54,944	$63,689
Costs of sales and services	7,063	19,074	29,882
Selling, general and administrative expenses	25,335	24,182	28,480
Finance costs	2,493	1,763	1,809
Credit losses (recovery)	22	547	(47)
Impairment (reversal) of assets held for sale	18,579	(1,246)	31,443
Net (loss) income(1)	(20,588)	1,391	(23,398)
(Loss) earnings per share – basic and diluted	(1.39)	0.09	(1.58)

Note:

(1)	Attributable to the owners of the parent company.

The following table provides a breakdown of revenue for each of the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
	2024	2023	2022
		(In thousands)
Royalty, goods and products and services	$24,279	$43,330	$52,218
Interest	3,210	3,717	3,712
Dividends	166	146	268
Other, including medical and real estate sectors	7,647	7,751	7,491
Revenue	$35,302	$54,944	$63,689

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following is a breakdown of our revenue by segment for each of the years indicated:

	Years Ended December 31,
	2024	2023

	(In thousands)
Revenue:
Royalty	$20,053	$35,323
Merchant Banking	6,221	7,374
All Other	9,028	12,247
	$35,302	$54,944

In 2024, 64% of our revenues were from the Americas, 22% was from Europe and 14% were from Africa, Asia and other regions. In 2023, 74% of our revenues were from the Americas, 16% was from Europe and 10% were from Africa, Asia and other regions.

Based upon the average exchange rates for 2024, the Canadian dollar was weaker by 2% in value against the Euro compared to the average exchange rates for 2023.

Revenue for 2024 decreased to $35.3 million from $54.9 million in 2023, mainly as a result of the disposition of our energy interests in March 2023 and decreased royalty income in 2024. A customer in the Royalty segment located in Canada represented approximately 57% and 64%, respectively, of our total revenue for the years ended December 31, 2024 and 2023.

Revenue for our Royalty segment for 2024 decreased to $20.1 million from $35.3 million in 2023 primarily as a result of lower production at the mine and volatility in iron ore prices.

Revenue for our Merchant Banking segment for 2024 decreased to $6.2 million from $7.4 million in 2023. The decrease primarily resulted from decreased merchant banking activities.

Revenue for our All Other segment was $9.0 in 2024 compared to $12.2 million in 2023. The decrease primarily resulted from the disposition of hydrocarbon assets in the first half of 2023.

In 2024, total revenues include revenues of $24.3 million from royalty, goods and products and services, of which 83% was from our iron ore royalty and 17% was from energy. In 2023, total revenues included revenues of $43.3 million from royalty, goods and products and services, of which 84% was from our iron ore royalty and approximately 16% was from energy.

Costs of sales and services decreased to $7.1 million in 2024 from $19.1 million in 2023, primarily as a result of a merchant banking gain included in costs of sales and services, a fair value gain on our investment property and the disposition of certain energy assets in March 2023. The following is a breakdown of our costs of sales and services for each of the years indicated:

	Years Ended December 31,
	2024	2023

	(In thousands)
Royalty, goods and products and services	$8,532	$12,689
Write-down (reversal of write-down) of inventories	19	(27)
Net fair value (gain) loss on investment property and real estate for sale	(2,005)	59
Gain on dispositions of a subsidiary	(3,646)	—
Gains on settlements and derecognition of liabilities	—	(1,313)
Changes in fair value of a loan payable measured at FVTPL	(1,197)	360
Losses on securities, net	218	2,794
Other, including medical and real estate sectors	5,142	4,512
Total costs of sales and services	$7,063	$19,074

We recognized a net fair value gain on investment property of $2.0 million in 2024, compared to a net fair value loss of $0.1 million in 2023. The gain in 2024 primarily resulted from increased industrial real estate pricing in the area and additional activity on our investment property. In 2024, we recognized a gain of $1.2 million in change in fair value of a loan payable measured at FVTPL.

We recognized a net loss on securities primarily relating to trading securities of $0.2 million in 2024, compared to $2.8 million in 2023. These losses primarily related to realized and fair value losses on certain trading securities and a fair value gain on an unlisted security measured at fair value through profit and loss, which was reclassified to equity method securities in 2024.

We also recognized $5.1 million of other costs relating to medical and real estate sectors in 2024, compared to $4.5 million in 2023.

In 2024, we recognized an impairment on assets held for sale of $18.6 million, which related to the classification of assets held for sale. See “– Rationalization of Non-Core Assets”. In 2023, we recognized a reversal of previous impairments of $1.2 million.

We recognized a net gain on the disposition of a subsidiary of $3.6 million in 2024, compared to $nil in 2023. The net gain on disposition of a subsidiary consisted of the difference between the book value of such net assets and the consideration received.

Selling, general and administrative expenses increased to $25.3 million in 2024 from $24.2 million in 2023 primarily due to the stronger Euro against the Canadian dollar and other expenses.

In 2024, we recognized a net foreign currency transaction loss of $0.8 million compared to $0.4 million in 2023, in our consolidated statement of operations. The foreign currency transaction loss represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

In 2024, finance costs were $2.5 million compared to $1.8 million in 2023. These related primarily to the increase interest rates and costs due on a subsidiary’s publicly listed bonds in connection with the bond maturity extension completed in 2024.

In 2024, we recognized credit losses of $22,000 on receivables, compared to $0.5 million on receivables in 2023.

We recognized an income tax recovery (other than resource property revenue taxes) of $2.6 million in 2024, compared to an income tax expense (other than resource property revenue taxes) of $1.9 million in 2023. Excluding resource property revenue taxes, we paid $0.3 million in income tax in cash during 2024 and, excluding resource property revenue taxes, we paid $0.4 million in income tax in cash during 2023. We also recognized a resource property revenue tax expense of $3.9 million in 2024, compared to $6.9 million in 2023.

Overall, we recognized an income tax expense of $1.3 million (income tax recovery of $2.6 million and resource property revenue tax expense of $3.9 million) in 2024, compared to an income tax expense of $8.8 million (income tax expense of $1.9 million and resource property revenue tax expense of $6.9 million) in 2023.

In 2024, our net loss attributable to shareholders was $20.6 million, or $1.39 per share on a basic and diluted basis, compared to net income attributable to shareholders of $1.4 million, or $0.09 per share on a basic and diluted basis attributable to shareholders in 2023.

In 2024, our EBITDA loss was $9.3 million, compared to EBITDA of $19.9 million in 2023. Our EBITDA loss in 2024 included a non-cash impairment of $18.6 million in 2024 relating to the classification of assets held for sale in the period and, in 2023, included a non-cash reversal of impairment of assets held for sale of $1.2 million.

The following is a reconciliation of our net (loss) income to EBITDA (loss) for each of the years indicated:

	Years Ended December 31,
	2024	2023

	(In thousands)
Net (loss) income for the year(1)(2)	$(20,268)	$1,399
Income tax expense (recovery)	1,245	8,798
Finance costs	2,493	1,763
Depreciation, depletion and amortization	7,221	7,929
EBITDA (loss)(2)	$(9,309)	$19,889

Note:

(1)	Includes net income and loss attributable to non-controlling interests.
(2)	Includes $18.6 million in non-cash impairment costs recognized in connection with the classification of assets held for sale in 2024.

Please see “Non-IFRS Financial Measures” for additional information.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following is a breakdown of our revenue by segment for each of the years indicated:

	Years Ended December 31,
	2023	2022

	(In thousands)
Revenue:
Royalty	$35,323	$29,167
Merchant Banking	7,374	5,486
All Other	12,247	29,036
	$54,944	$63,689

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

Revenue for our All Other segment was $12.2 million in 2023 compared to $29.0 million in 2022.

In 2023, total revenues include revenues of $43.3 million from royalty, goods and products and services, of which 84% was from our iron ore royalty, approximately 16% was from energy. In 2022, total revenues include revenues of $52.2 million from royalty, goods and products and services, of which 57% was from our iron ore royalty, 43% was from energy.

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

We recognized a net gain on the disposition of a subsidiary of $nil in 2023, compared to $0.3 million in 2022. The net gain on disposition of a subsidiary consisted of the reclassification of exchange differences from other comprehensive income and the difference between the book value of such net assets and the consideration received.

In 2023, we recognized a reversal of impairment of assets held for sale of $1.2 million primarily related to a non-cash impairment loss recognized in connection with the reclassification of certain energy assets as assets held for sale as at December 31, 2022. The assets were sold in March 2023.

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

In each of 2023 and 2022, finance costs were $1.8 million. These related primarily to interest on a subsidiary’s publicly listed bonds.

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

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	December 31,
	2024	2023

	(In thousands, except ratio amounts)
Total debt(1)	$36,545	$36,107
Less: cash	(19,052)	(78,252)
Net debt	17,493	Not applicable
Shareholders’ equity	302,277	322,459
Net debt-to-equity ratio	0.06	Not applicable

Note:

(1)Debts includes bonds payable only.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at December 31, 2024 and 2023.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	December 31,
	2024	2023

	(In thousands, except ratio amounts)
Long-term debt, less current portion	$36,545	$36,107
Shareholders’ equity	302,277	322,459
Long-term debt-to-equity ratio	0.12	0.11

During 2024, our strategy, which was unchanged from 2023 was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at a manageable level. The ratios were generally stable between 2024 and 2023.

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

The following table presents a summary of cash flows for each of the periods indicated:

	Years Ended December 31,
	2024	2023	2022
		(In thousands)
Cash flows (used in) provided by operating activities	$(31,543)	$26,181	$30,637
Cash flows provided by (used in) investing activities	2,760	(6,307)	(4,677)
Cash flows used in financing activities	(1,157)	(3,815)	(17,192)
Exchange rate effect on cash	3,444	(1,524)	76
(Decrease) increase in cash	$(26,496)	$14,535	$8,844

Cash Flows from Operating Activities

Operating activities used cash of $31.5 million in 2024, compared to providing cash of $26.2 million in 2023. In 2023, a decrease in assets held for sale related to the sale of our energy assets provided cash of $19.2 million. An increase in receivables used cash of $14.1 million in 2024, compared to an increase in receivables using cash of $16.3 million in 2023. The increase in receivables in 2023 primarily related to the operator being under CCAA protection. An increase in short-term securities used cash of $17.6 million in 2024, compared to a decrease in short-term securities providing cash of $14.6 million in 2023. The decrease in 2023 related primarily to dispositions of the securities. An increase in account payables and accrued expenses provided cash of $3.5 million in 2024, compared to a decrease in account payables and accrued expenses using cash of $4.0 million in 2023. A decrease in income tax liabilities used cash of $0.8 million in 2024, compared to an increase in income tax liabilities providing cash of $3.0 million in 2023. In 2024, an increase in deposits, prepaid and other used cash of $1.0 million, compared to a decrease in deposits, prepaid and other providing cash of $0.3 million in 2023. An increase in inventories used cash of $0.5 million in 2024, compared to an increase in inventories using cash of $0.3 million in 2023. A decrease in restricted cash provided cash of $0.2 million in 2024, compared to an increase in restricted cash used cash of $nil in 2023.

Operating activities provided cash of $26.2 million in 2023 and $30.6 million in 2022. An increase in receivables used cash of $16.3 million in 2023, compared to a decrease in receivables providing cash of $24.3 million in 2022. The increase in receivables in 2023 related to Tacora under CCAA protection. The decrease in receivables in 2022 related to a reduction in receivables. A decrease in short-term securities provided cash of $14.6 million in 2023, compared to an increase in short-term securities using cash of $12.5 million in 2022. This related primarily to bond investments in our banking subsidiary. A decrease in account payables and accrued expenses used cash of $4.0 million in 2023, compared to an increase in account payables and accrued expenses providing cash of $9.9 million in 2022. In 2023, a decrease in deposits, prepaid and other provided cash of $0.3 million, compared to an increase in deposits, prepaid and other using cash of $1.0 million in 2022. An increase in income tax liabilities provided cash of $3.0 million in 2023, compared to $0.5 million in 2022. An increase in inventories used cash of $0.3 million in 2023, compared to a decrease in inventories providing cash of $0.3 million in 2022. In 2023, an increase in restricted cash used cash of $nil, compared to an increase in restricted cash using cash of $0.2 million in 2022.

Cash Flows from Investing Activities

Investing activities provided cash of $2.8 million in 2024, compared to investing activities using cash of $6.3 million in 2023. In 2024, proceeds from the sale of investment in securities provided cash of $3.0 million, compared to $nil in 2023. In 2024, a decrease in loan receivables provided cash of $0.6 million, compared to an increase in loan receivables using cash of $7.3 million in 2023. This increase related to lending within our bank subsidiary. In 2024, proceeds from the sales of investment property provided cash of $0.1 million, compared to providing cash of $1.2 million in 2023. Purchases of property, plant and equipment, net of sales, used cash of $0.1 million in 2024, compared to using cash of $0.2 million in 2023.

Investing activities used cash of $6.3 million in 2023, compared to using cash of $4.7 million in 2022. In 2023, an increase in loan receivables used cash of $7.3 million, compared to using cash of $6.9 million in 2022. This increase related to lending within our bank subsidiary. Proceeds from the sales of investment property provided cash of $1.2 million in 2023 and $2.6 million in 2022. Purchases of property, plant and equipment, net of sales, used cash of $0.2 million in 2023, compared to $0.5 million in 2022.

Cash Flows from Financing Activities

Net cash used in financing activities was $1.2 million in 2024, compared to $3.8 million in 2023. In 2024, dividends paid to the owners of our Common Shares used cash of $nil, compared using cash of $3.4 million in 2023. Reductions in lease liabilities used cash of $0.4 million in 2024 and in 2023.

Net cash used in financing activities was $3.8 million in 2023, compared to $17.2 million in 2022. In 2023, dividends paid to the owners of our Common Shares used cash of $3.4 million, compared to $16.9 million in 2022. In 2023, the exercise of stock options provided $nil, compared to providing cash of $0.4 million in 2022.

Liquid Assets

Liquidity is a cornerstone of our business. We monitor our cash balances and overall liquidity position on a regular basis to ensure we have adequate financial and operational flexiblity. We seek to maintain sufficient liquid assets and working capital at all times to fund our operations.

Included in our liquid assets are: (i) cash and cash equivalents, (ii) short-term securities, which are primarily comprised of government debt securities and term deposits; and (iii) receivables collectible in the ordinary course.

The following sets forth these liquid assets and working capital for December 31, 2024, June 30, 2024, and December 31, 2023:

	December 31, 2024	June 30, 2024	December 31, 2023

	(In thousands)
Cash	$19,052	$35,897	$78,252
Short-term securities	23,487	10,259	12,958
Receivables	42,274	72,450	70,330
Classified within assets held for sale:
Cash	32,704	32,015	—
Short-term securities	4,638	3,471	—
Receivables	42,905	8,668	—
Total liquid assets	$165,060	$162,760	$161,540

Current assets	$175,319	$172,275	$164,545
Current liabilities	38,488	30,859	20,573
	$136,831	$141,416	$143,972

In the ordinary course of managing our treasury, we monitor opportunities to increase the interest income we earn while maintaining a prudent risk profile and equivalent liquidity position. In 2024, we made the decision to invest in various term deposits and short-term government securities, which enhanced the yields on our liquid assets. Notwithstanding the reduction in our cash balance, our overall liquidity profile remained unchanged, as we maintain access to various liquidity facilities through our bank subsidiary that enable us to borrow against these short-term securities. As at December 31, 2024, there were no amounts drawn against these facilities. However, we may utilize them in the future should opportunities arise to generate adequate returns on a risk-adjusted basis.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	December 31,
	2024	2023

	(In thousands)
Cash	$19,052	$78,252
Short-term securities	23,487	12,958
Trade receivables	861	1,907
Tax receivables	699	640
Other receivables	40,714	67,783
Inventories	1	1,199
Restricted cash	194	397
Deposits, prepaid and other	1,811	1,409
Assets held for sale	88,500	—
Total current assets	175,319	164,545
Working capital	136,831	143,972
Total assets	438,095	452,467

Account payables and accrued expenses	14,788	16,044
Income tax liabilities	48	4,529
Liabilities related to assets held for sale	18,107	—
Dividend payable	5,545	—
Total current liabilities	38,488	20,573
Bonds payable, long-term	36,545	36,107
Loan payable, long-term	—	7,610
Deferred income tax liabilities	51,514	58,370
Total liabilities	127,770	122,797
Shareholders’ equity	302,277	322,459

We maintain an adequate level of liquidity, with a portion of our assets held in cash and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use liquidity for our own proprietary trading and investing activities.

As at December 31, 2024, cash decreased to $19.1 million from $78.3 million as at December 31, 2023. The decrease primarily related to the purchase of securities, the increase in receivables, and the classification of assets held for sale. See “– Rationalization of Non-Core Assets” and “- Liquid Assets” for further information.

We had short-term securities of $23.5 million as at December 31, 2024 compared to $13.0 million as at December 31, 2023. These mainly comprised of liquid government debt securities and other securities held by our Bank in the ordinary course of business. The increase in short-term securities primarily related to the purchase of government term securities in our bank subsidiary.

Trade receivables and other receivables were $0.9 million and $40.7 million, respectively, as at December 31, 2024, compared to $1.9 million and $67.8 million, respectively, as at December 31, 2023. The decrease in trade and other receivables primarily resulted from the reclassification to assets held for sale. Included in other receivables at December 31, 2024 were receivables of $9.5 million related to our iron ore royalty interest, compared to $20.6 million as at December 31, 2023. Other receivables included aggregate current account receivables of $22.4 million as at December 31, 2024 from a related party. See “Item 7: Major Shareholders and Related Party Transactions – B. Related Party Transactions” for further information.

Current tax receivables, consisting primarily of refundable value-added taxes, were $0.7 million as at December 31, 2024 and $0.6 million as at December 31, 2023.

Inventories decreased to $1,000 as at December 31, 2024, from $1.2 million as at December 31, 2023. The decrease resulted from the classification of certain assets to held for sale.

Restricted cash was $0.2 million as at December 31, 2024 and $0.4 million as at December 31, 2023.

Deposits, prepaid and other assets were $1.8 million as at December 31, 2024, compared to $1.4 million as at December 31, 2023.

Assets held for sale were $88.5 million as at December 31, 2024, compared to $nil as at December 31, 2023. See “– Rationalization of Non-Core Assets” for further information.

Account payables and accrued expenses were $14.8 million as at December 31, 2024, compared to $16.0 million as at December 31, 2023. The decrease was primarily related to the classification of liabilities held for sale.

We had current income tax liabilities of $48,000 as at December 31, 2024, compared to $4.5 million as at December 31, 2023.

We had bonds payable of $36.5 million as at December 31, 2024, compared to $36.1 million as at December 31, 2023.

We had a non-interest bearing loan payable, which was measured at fair value through profit or loss, of $7.1 million as at December 31, 2024. The loan did not have a fixed repayment date and the estimated fair value was determined using a discount rate for similar investments. As at December 31, 2024, this loan was classified as a liability relating to assets held for sale. Please see Note 25 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

Long-Term Debt

As at December 31, 2024, we had long-term bonds payable of $36.5 million compared to $36.1 million as at December 31 2023. In August 2019, a subsidiary completed a public issue of bonds with an aggregate nominal amount of €25.0 million. The bonds were redeemable in August 2026, with interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate of 4.41%) and secured by our investment property. In August 2024, the bondholders approved a 7-year extension of the maturity of the bonds and an increase in the interest rate thereunder to 5.70%.

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

In 2024, we reported a $6.1 million currency translation adjustment gain in accumulated other comprehensive income within equity. This compared to a $1.2 million currency translation adjustment loss under accumulated other comprehensive income within equity in 2023. This currency translation adjustment did not affect our profit and loss statement. The gain in 2024 was primarily a result of the appreciation of the Euro against the Canadian dollar.

Contractual Obligations

The following table sets out our obligations and commitments including contractual obligations and bonds payable held at fair value as at December 31, 2024. The below table does not include amounts held in assets held for sale.

	Payments Due by Period(1)
	(In thousands)
	Less than			More than
Contractual Obligations(2)	1 Year	1 – 3 Years	3 – 5 Years	5 Years	Total
Bonds payable	$2,127	$6,381	$6,381	$41,574	$56,463
Total	$2,127	$6,381	$6,381	$41,574	$56,463

Notes:

(1)	Includes principal and interest.

(2)This table does not include non-financial instrument liabilities and guarantees.

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

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2B to our audited consolidated financial statements for the year ended December 31, 2024, for a discussion of the material accounting policies.

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

Identification of Cash-generating Units

Our assets are aggregated into cash-generating units, referred to as “CGUs”, for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs. Please see Notes 11 and 12 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of our non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for iron ore, a significant change in margins or profitability, a decline in market value of an asset, a significant revision of estimated reserves or production volumes, an increase in future development or operating costs or significant shifts in the technological, regulatory, economic or legal environment. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of our interests in an iron ore mine and power plant, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying value of non-financial assets.

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

Interest in Resource Properties and Reserve Estimates

Our iron ore royalty interest had an aggregate carrying amount of $192.1 million as at December 31, 2024, and related deferred tax liabilities of $49.0 million.

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

Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

Impairment of Other Non-Financial Assets

We had property, plant and equipment aggregating $1.5 million as at December 31, 2024, consisting mainly of a power plant. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company’s CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of our property, plant and equipment. Please see Note 11 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

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

We recognized deferred income tax assets of $11.1 million as at December 31, 2024. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

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

Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 22 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

New Standards and Interpretations Not Yet Adopted

The Group has not early applied the following new standards and interpretations and amendments to IFRS that have been issued but are not yet effective:

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments(1)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture(2)
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards – Volume 11(1)
Amendments to IAS 21	Lack of Exchangeability(3)
IFRS 18	Presentation and Disclosure in Financial Statements(4)
IFRS 19	Subsidiaries without Public Accountability: Disclousures(4)

Notes:

(1)Effective for annual periods beginning on or after 1 January 2026.

(2)Effective for annual periods beginning on or after a date to be determined.

(3)Effective for annual periods beginning on or after 1 January 2025.

(4)Effective for annual periods beginning on or after 1 January 2027.

Except for the new standards and interpretations and amendments to IFRS mentioned below, the directors of the Company anticipate that the application of these amendments to IFRS, which are not yet effective, will have no material impact on the consolidated financial statements in the foreseeable future.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 Presentation of Financial Statements. This new IFRS Accounting Standard, while carrying forward many of the requirements in IAS 1, introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the financial statements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share are also made.

IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after 1 January 2027, with early application permitted. The application of the new standard is expected to affect the presentation of the statement of profit or loss and disclosures in the future financial statements. The Group is in the process of assessing the detailed impact of IFRS 18 on the Group's consolidated financial statements.

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

Name (Age)	Present Position	Date of Commencement of Office with our Company
Michael J. Smith (77)	Executive Chairman and Director	2017
Samuel Morrow (40)	President, Chief Executive Officer, Chief Financial Officer and Director	2017
Dr. Shuming Zhao (73)(1)(2)	Director	2017
Silke S. Stenger (57)(1)(2)	Director	2017
Jochen Dümler (70)(1)(2)	Director	2017

Notes:

(1)Member of the Audit Committee.

(2)Member of the Compensation, Nominating and Governance Committee.

In February 2025, our board of directors revised our governance structure to combine the functions of our former Compensation Committee and Nominating and Governance Committee into a new Compensation, Nominating and Governance Committee.

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

Silke S. Stenger – Director

Ms. Stenger is an independent business consultant and business coach, with experience in the automotive, plant engineering and cement, franchising and consulting industries. She was formerly the vice chairperson of KHD Humboldt Wedag International AG. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Limited and Head of Investor Relations and authorized representative (Prokurist) with Koidl & Cie Holding AG. She holds a Master of Science in Industrial and Communications Psychology from FHWien University of Applied Sciences of WKW in Vienna, Austria and is a certified controller, IFRS accountant, and a certified expert in sustainable finance (ESG).

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

B. Compensation

During the fiscal year ended December 31, 2024, we paid an aggregate of approximately $2.1 million in cash compensation to our directors and officers, excluding directors’ fees. No other funds were set aside or accrued by our Company during the fiscal year ended December 31, 2024 to provide pension, retirement or similar benefits for our directors or officers pursuant to any existing plan provided or contributed to by us.

Executive Officers

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2024 to our executive officers:

					Non-equity incentive
					compensation plan
					compensation
					($)(1)
			Share-	Option-
			based	based	Annual	Long-term	Pension		All other		Total
	Salary		awards	awards	incentive	incentive	value		compensation		compensation
Name and Principal Position	($)		($)	($)	plans	plans	($)		($)		($)
Michael J. Smith Executive Chairman	650,080	(2)	—	—	82,000	—	—		280,730	(3)	1,012,810
Samuel Morrow President, Chief Executive Officer(4) and Chief Financial Officer	532,694		—	—	99,000	—	160,034	(5)	330,347	(3)(4)(6)	1,122,066

Notes:

(1)	All awards under our non-equity incentive compensation plans are paid during the financial year they were earned.
(2)	Consists of net pay.
(3)	Consists of housing allowances and expenses.
(4)	Includes payments made directly as well as fees and incentive plan payments made to a controlled company.
(5)	Consists of a defined contribution retirement plan.
(6)	Consists of medical and other customary perquisites.

For the purposes of the above table, compensation amounts were translated to Canadian dollars at the applicable exchange rate at the date of the transaction or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rates as at the date of the transactions.

Directors’ Compensation

The following table provides a summary of compensation paid by us to, or earned by, the directors of our Company during the fiscal year ended December 31, 2024:

Director Compensation Table
		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	Earned	awards	awards	compensation	Value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Michael J. Smith(1)	—	—	—	—	—	—	—
Dr. Shuming Zhao	78,764	—	—	—	—	—	78,764
Indrajit Chatterjee(2)	75,339	—	—	—	—	—	75,339
Silke S. Stenger(3)	172,946	—	—	—	—	—	172,946
Jochen Dümler	71,915	—	—	—	—	—	71,915
Samuel Morrow(4)	—	—	—	—	—	—	—

Notes:

(1)	Compensation provided to Mr. Smith, in his capacity as Chairman is disclosed in the table above under the heading “Executive Officers”.
(2)	Mr. Chatterjee passed away on July 30, 2024.
(3)	Includes compensation provided to Ms. Stenger in connection with her acting as a director of a subsidiary.
(4)	Compensation provided to Mr. Morrow, in his capacity as President, Chief Executive Officer and Chief Financial Officer is disclosed in the table above under the heading “Executive Officers”.

A total of $0.4 million (excluding non-cash option-based awards) was paid to our directors for services rendered as directors (including as directors of our subsidiaries), or for committee participation or assignments, during our most recently completed financial year. Our directors are each paid an annual fee of US$25,000 and an additional US$2,500 per meeting for each director’s meeting attended as well as additional fees, as applicable, for their respective participation on our committees. We also reimburse our directors and officers for expenses incurred in connection with their services as directors and officers.

Pension Plan Benefits

As of December 31, 2024, other than as disclosed herein, we did not have any defined benefit, defined contribution or deferred compensation plans for any of our senior officers or directors.

C. Board Practices

Board of Directors

Our Articles provide that the number of directors shall be the greater of three and the number most recently established by the directors. Our directors have currently fixed the size of our board at five directors.

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

Our board is currently comprised of Michael J. Smith, Shuming Zhao, Silke S. Stenger, Jochen Dümler and Samuel Morrow.

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

Our board of directors had previously established a Nominating and Corporate Governance Committee and a Compensation Committee. Effective February 25, 2025, the Nominating and Corporate Governance Committee was dissolved, and all of its former duties were assigned to the Board’s standing Compensation Committee. The Compensation Committee was renamed the Compensation, Nominating and Corporate Governance Committee. Our Compensation, Nominating and Corporate Governance Committee currently consists of Silke S. Stenger, Dr. Shuming Zhao, and Jochen Dümler. Our Compensation, Nominating and Corporate Governance Committee operates pursuant to a charter adopted by our board of directors on February 25, 2025, a copy of which is available online at our website at www.scullyroyalty.com. The Compensation, Nominating and Corporate Governance Committee is appointed and generally acts on behalf of the board of directors.

One of the primary functions of the Compensation, Nominating and Corporate Governance Committee is to assist our board of directors in developing our Corporate Governance Guidelines and monitor the board and management’s performance against the defined approach. The Compensation, Nominating and Corporate Governance Committee is also responsible for evaluating the board and board committees’ structure and size and the independence of existing and prospective directors, identifying and reporting on candidates to be nominated to our board of directors, reporting on the board’s annual performance and overseeing our process for providing information to the board.

The Compensation, Nominating and Corporate Governance Committee is also responsible for reviewing our board compensation practices and our selection, retention and remuneration arrangements for our executive officers and employees and reviewing and approving our Chief Executive Officer’s compensation in light of our corporate goals and objectives. Except for plans that are, in accordance with their terms or as required by law, administered by our board of directors or another particularly designated group, the Compensation, Nominating and Corporate Governance Committee also administers and implements all of our incentive compensation plans and equity-based compensation plans. The Compensation, Nominating and Corporate Governance Committee also recommends changes or additions to those plans, monitors our succession planning processes and reports to our board of directors on other compensation matters. Our Chief Executive Officer does not vote upon or participate in the deliberations regarding his compensation.

D. Employees

At December 31, 2024, 2023 and 2022, we employed approximately 71, 72 and 71 people, respectively.

E. Share Ownership

There were 14,822,251 Common Shares, 1,516,120 stock options and no share purchase warrants issued and outstanding as at December 31, 2024. Of the Common Shares and stock options issued and outstanding on that date, our directors and senior officers, who served in such positions at any time during the fiscal year ended December 31, 2024, beneficially owned the following Common Shares and held the following stock options:

		Percentage of total
	Common Shares	Common Shares		Stock options
	beneficially owned	outstanding		held(1)
Name and principal position	(#)	(%)		(#)
Michael J. Smith Executive Chairman and Director	28,393	0.2%		—
Samuel Morrow President, Chief Executive Officer and Director	9,888	—	*	541,512	(2)
Dr. Shuming Zhao Director	—	—		54,150	(3)
Silke S. Stenger Director	—	—		54,150	(3)
Jochen Dümler Director	—	—		54,150	(3)

Notes:

(1)	The options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027.
(2)	70,632 options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027 and 470,880 options are exercisable at a price of US$11.17 per Common Share and expire on May 4, 2031.
(3)	14,126 options are exercisable at a price of US$7.44 per Common Share and expire on December 1, 2027 and 40,024 options are exercisable at a price of US$11.17 per Common Share and expire on May 4, 2031.
*	Less than 0.1%.

2017 Equity Incentive Plan

The 2017 Equity Incentive Plan, referred to as the “Incentive Plan”, was adopted by the Company on July 14, 2017. At our annual meeting of shareholders held on December 29, 2021, shareholders approved an amendment to the plan to: (i) increase the total number of our Common Shares under the plan by 677,364 Common Shares to 2,239,027 Common Shares (after giving effect to adjustments under the Incentive Plan in connection with stock dividends declared in 2021); (ii) increase the maximum number of Common Shares subject to options and stock appreciation rights that may be granted to any one Covered Employee (as defined in the Incentive Plan) to 400,000; and (iii) increase the maximum number of Common Shares that may be granted to any one Covered Employee during the fiscal year where such participant’s employment commences to 425,000 and 400,000 for all other fiscal years.

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

As at December 31, 2024 and the date hereof, 1,516,120 Common Shares were subject to outstanding awards under the Incentive Plan and 643,335 Common Shares were available for future awards under the Incentive Plan.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

There were 14,822,251 Common Shares issued and outstanding as of April 24, 2025. Persons known to us to be the beneficial owner of more than five percent (5%) of our Common Shares as of April 24, 2025:

	Amount	Percent of
Name	Owned	Class(1)
Peter Kellogg, group(2)	5,293,276	35.7%
Lloyd Miller, III(3)	2,008,407	13.6%

Notes:

(1)	Based on 14,822,251 Common Shares issued and outstanding on April 24, 2025.
(2)	As disclosed in a Schedule 13D/A dated July 17, 2022 and other public documents, Mr. Peter Kellogg and/or his family beneficially owns an aggregate of 5,293,276 Common Shares with sole dispositive and voting power. Such Schedule 13D/A filing further disclosed the following reporting person or related party purchases of Common Shares in the 60 days prior to the date of the filing: (i) 200,000 Common Shares purchased by Cynthia Kellogg, Mr. Kellogg’s wife, and (ii) 200,000 Common Shares purchased by IAT Reinsurance Company Ltd. This group may be considered to control our Company as a result of, among other things, its proportionate ownership of our Common Shares.
(3)	Based on a Schedule 13D filed on October 8, 2024 by Mr. Neil Subin. As disclosed in such filing, Neil Subin holds the position of President and Manager of Milfam, LLC which serves as manager, general partner or investment advisor of a number of entities formerly managed by the late Lloyd Miller, III. He also serves as trustee of a number of Miller family trusts.

As of April 24, 2025, there were 14,822,251 Common Shares issued and outstanding held by 113 registered shareholders. Of those Common Shares issued and outstanding, 14,821,781 Common Shares were registered in the United States (109 registered shareholders).

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

We had the following transactions with related parties:

Years ended December 31:	2024	2023	2022

	(in thousands)
Fee income	$—	$425	$1,191
Interest income	—	79	—
Other income	—	—	462
Dividends received	109	89	198
Royalty expenses	(673)	(778)	(682)
Fee expenses	—	(41)	(2,198)
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(679)	(886)	(4,914)

We have, from time to time, entered into arrangements with a company controlled by our Chairman to assist us to comply with various local regulations and requirements, including the recently introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are also utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for our ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by our Chairman or the company controlled by him. Pursuant to this arrangement, there were balances amounting to $22.4 million included in other receivables, which does not include amounts held for sale.

In addition, pursuant to these arrangements, during 2024 and 2023, we reimbursed such company $0.7 million and $0.9 million, respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, we had royalty expenses of $0.7 million in 2024 and $0.8 million in 2023, that were paid to a company in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine.

Please see Note 24 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

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

We and certain of our subsidiaries have been named as defendants in a legal action relating to guarantees of a former parent. Management believes that such claim is without merit and intends to vigorously defend such claim. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on our financial position or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, the Company cannot provide certainty as to the outcome. The claim amounted to approximately $121 million (€81 million), plus interest and costs, as at December 31, 2024, compared to $118.1 million (€80.8 million), plus interest and costs, as at December 31, 2023.

Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations as at December 31, 2024. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current evaluations are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 22 to our audited consolidated financial statements for the year ended December 31, 2024 for further information.

Dividend Distributions

On April 30, 2021, we announced that our board of directors approved a cash dividend policy, which is intended to maximize potential future dividends to holders of our Common Shares.

In 2023, we declared a dividend of $0.23 (US$0.17) per Common Share paid on May 19, 2023 to shareholders of record on May 9, 2023.

In 2024, we declared a dividend of $0.37 (US$0.26) per Common Share to be paid on February 21, 2025 to shareholders of record on January 24, 2025.

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

The transfer of our Common Shares is managed by our transfer agent, Computershare Trust Company, N.A. 150 Royall Street, Suite 101, Canton, MA 02021 (Tel: 201-680-6578; Toll Free: 888-478-2338).

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

General Meetings of Shareholders and Shareholder Proposals. Our Articles provide that we may hold an annual general meeting and shall specify the meeting as such with notices calling it, and any such annual general meeting shall be held at such time and place as may be determined by our directors. Our directors may convene a meeting of our shareholders with at least 10 days’ prior notice.

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

The Bank is subject to regulations and restrictions imposed in Europe and Malta. In addition, a portion of cash included in our assets held for sale is held in the PRC in RMB. Please see “Item 4: Information on the Company – B. Business Overview – Regulation” for further information.

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

The following discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the “Code”, Treasury Regulations (whether final, temporary, or proposed) published by the Internal Revenue Service, referred to as the “IRS”, rulings and published administrative positions of the IRS and court decisions, in each case, as in effect currently, and any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, whether adverse or beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with the statements and conclusions herein, or will not take, or that a court will not adopt, a position contrary to any position taken herein.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents and agreements concerning our Company may be inspected at c/o Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336.

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

J. Annual Report to Security Holders

Not applicable.

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

Please refer to Note 25 of our audited consolidated financial statements for the year ended December 31, 2024, for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2024.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our Company’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F, being December 31, 2024. This evaluation was carried out by our Chief Executive Officer (being our principal executive officer) and Chief Financial Officer (being our principal financial officer). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

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

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

Based on this evaluation, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our board of directors adopted a written Code of Business Conduct and Ethics and Insider Trading Policy on December 18, 2021, referred to as the “Code of Ethics”, that applies to us and our directors, officers and employees, which complies with the “code of ethics” contemplated by Item 16B of Form 20-F. Since such adoption, our board of directors has conducted an assessment of its performance, including the extent to which the board and each director comply therewith. It is intended that such assessment will be conducted annually.

A copy of our Code of Ethics is available online at our website at www.scullyroyalty.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. A copy of the Code of Ethics is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

We will provide a copy of the Code of Ethics to any person without charge, upon request. Requests can be sent by mail to: c/o Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336.

ITEM 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

All dollar amounts in this Item 16C are expressed in thousands.

Audit Fees

The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2024 by AOGB CPA Limited were US$680.0 (before goods and services tax and reimbursement of expenses). The aggregate fees for audit services rendered for the audit of our annual financial statements for the year ended December 31, 2023 by Smythe LLP were $710.0 (before goods and services tax).

Change of Auditor

Effective December 5, 2024, AOGB CPA Limited was appointed our auditor. AOGB CPA Limited is an independent registered public accounting firm headquartered at Suite 2501-3, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong, Hong Kong. See “Item 16F: Change in Registrant’s Certifying Accountant”.

Audit-Related Fees

During the fiscal year ended December 31, 2024, $nil and $435.0 were billed, respectively, by AOGB CPA Limited and Smythe LLP for services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category “Audit Fees” above. During the fiscal year ended December 31, 2023, $nil was billed by Smythe LLP for services that were reasonably related to the performance of the audit of our financial statements and that were not reported under the category “Audit Fees” above.

Tax Fees

During the fiscal year ended December 31, 2024, $nil and $60.1 (before goods and services tax) were billed by AOGB CPA Limited and Smythe LLP, respectively, for tax, compliance services and $nil was billed by each of AOGB CPA Limited and Smythe LLP for tax advice and tax planning. During the fiscal year ended December 31, 2023, $105.7 (before goods and services tax) was billed by Smythe LLP for tax, compliance services and $nil was billed by Smythe LLP for tax advice and tax planning.

All Other Fees

During the fiscal year ended December 31, 2024, $nil and $8.6 (before goods and services tax) were billed by AOGB CPA Limited and Smythe LLP, respectively. During the fiscal year ended December 31, 2023, $8.3 (before goods and services tax) was billed by Smythe LLP.

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

ITEM 16E:  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F:  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective December 5, 2024, the Company’s former auditors resigned and the Company appointed AOGB CPA Limited as the successor auditor. In connection therewith, the Company provides: (a) the former auditor’s reports on any of the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 or 2022 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles; (b) during the Company’s fiscal years ended December 31, 2023 and 2022 and through the subsequent interim period on or prior to the resignation of the former auditors, there were no disagreements between the Company and the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; and (c) during the Company’s fiscal years ended December 31, 2023 and 2022 and through the subsequent interim period on or prior to the resignation of the former auditors, no reportable events as set forth in Item 16F (a) (1) (v) (A) through (D) of Form 20 - F have occurred.

The resignation of Smythe LLP and the appointment of AOGB CPA Limited as our independent registered public accounting firm have been considered and approved by our Audit Committee and our board of directors.

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

ITEM 16H:  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J: INSIDER TRADING POLICIES

Our board of directors adopted the Code of Ethics, which includes its Insider Trading Policy, on December 18, 2021. Since such adoption, our board of directors has conducted an assessment of its performance, including the extent to which the board and each director comply therewith. It is intended that such assessment will be conducted annually. We have adopted the Code of Ethics to, among other things, promote compliance with applicable insider trading laws, rules and regulations and the NYSE listing standards. The objective of our policy is to help prevent any actual or apparent impropriety, either of which could lead to allegations of insider trading and the potential for significant liability on the part of any implicated parties. Our policy applies to our directors, officers and employees. Compliance with our policy may be monitored by audits performed by our board of directors, the Audit Committee, our counsel and/or by our outside auditors. The foregoing description of our policy is not complete and is subject to and qualified in its entirety by reference thereto, a copy of which is filed as Exhibit 11.1 to this Annual Report on Form 20 - F, and the terms of which are incorporated by reference herein. See “Item 16B. Code of Ethics”.

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

At the management level, our Chief Financial Officer is responsible for overseeing our cybersecurity processes and risk management. Our Audit Committee and management meet with the Board at least semi-annually or as required and review various risk areas, including cybersecurity and data privacy risks as they may arise.

ITEM 17:  FINANCIAL STATEMENTS

Not applicable. Please see “Item 18: Financial Statements”.

ITEM 18:  FINANCIAL STATEMENTS

The following attached audit reports and financial statements are incorporated herein:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Scully Royalty Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Scully Royalty Ltd. and its subsidiaries (the “Group”) as of December 31, 2024, the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows, for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Assessment of the recoverable amount of interest in the Scully iron ore mine

As discussed in Notes 12 to the consolidated financial statements, the Group has interests in the Scully iron ore mine of $192.1 million as at December 31, 2024. Indicators of impairment were identified for these assets as a result of the Group’s market capitalization being significantly lower than the net assets of the Group throughout 2024 and significant fluctuations in commodity prices. The Group estimated the recoverable amounts of this asset using forecasted production and sales levels, future prices of the underlying commodities, forecasted operating costs, expected inflation and discount rate.

We identified the assessment of the recoverable amount of interest in the Scully iron ore mine as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows and discount rate used to determine this recoverable amount. Significant assumptions utilized in determining the recoverable amounts included forecasted production and sales levels, future commodity prices, operating costs, and expected inflation and discount rate. Minor changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount. In addition, auditor judgment and reliance on specialists were required to assess the mineral reserves which form the basis of recoverable values.

Our audit procedures related to the assessment of forecasted production and sales levels, future prices of the underlying commodities, forecasted operating costs, expected inflation rates, and the selection of the discount rate included the following, among others:

•Evaluated the estimate of forecasted production and sales levels by comparing historical estimates to actual results, future estimates to past results, while assessing the anticipated impact of production enhancements and performing sensitivity analysis;

•With the assistance of valuation specialists, evaluated the reasonableness of the valuation methodology and the related discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates used by management;

•Reviewed the status of the Scully iron ore operator’s Companies Creditors Arrangement Act proceedings and assessed the impact, if any, on forecasted production; and

•Used the work of management’s specialists in performing the procedures to evaluate the reasonableness of the estimates used to determine the recoverable value of the Group’s interest in the asset.

Fair value of investment properties

As discussed in Note 10 to the consolidated financial statements, the Group has investment properties of $47.7 million as at December 31, 2024. The Group has elected the fair value model for investment properties where these assets are measured at fair value subsequent to initial recognition on the consolidated statements of financial position.

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

Our audit procedures related to the future expected market rents and revenues, vacancy rates, operating costs, and discount rates included the following, among others:

•Tested management’s future expected market rents and revenues, vacancy rates, operating costs and discount rates through independent analysis and comparison to external sources including objective contractual information, and observable economic indicators, where applicable;

•Evaluated management’s ability to accurately estimate fair values and future expected market rents and revenues, vacancy rates and operating costs by comparing management’s historical fair value estimates and forecasts to actual results;

•With the assistance of valuation specialists, evaluated the reasonableness of the valuation methodology and determination of discount rates by testing the source information underlying the determination of discount rates, developing a range of independent estimates and comparing those to the discount rates used, and consider recent market transactions; and

•Used the work of management’s specialists in performing the procedures to evaluate the reasonableness of the estimates used to estimate fair values of investment properties.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

April 30, 2025

We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Scully Royalty Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Scully Royalty Ltd. and its subsidiaries (the “Group”) as of December 31, 2023, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows, for both of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at December 31, 2023, and the results of its operations and its cash flows for both of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Smythe LLP

Smythe LLP

Chartered Professional Accountants

We have served as the Group’s auditor from 2020 to 2024.

Vancouver, Canada

April 29, 2024

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Canadian Dollars in Thousands)

		December 31,	December 31,
	Notes	2024	2023
ASSETS
Current Assets
Cash		$19,052	$78,252
Securities	6	23,487	12,958
Trade receivables	7	861	1,907
Tax receivables		699	640
Other receivables	8	40,714	67,783
Inventories	9	1	1,199
Restricted cash		194	397
Deposits, prepaid and other		1,811	1,409
Assets held for sale	4	88,500	—
Total current assets		175,319	164,545
Non-current Assets
Securities	6	—	2,966
Equity method investments		2,901	—
Real estate for sale	10	—	12,457
Investment property	10	47,661	31,540
Property, plant and equipment	11	1,498	25,753
Interests in resource properties	12	192,142	196,634
Deferred income tax assets	13	11,138	9,509
Other non-current assets		7,436	9,063
Total non-current assets		262,776	287,922
Total assets		$438,095	$452,467

LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	14	$14,788	$16,044
Income tax liabilities		48	4,529
Dividend payable	21	5,545	—
Liabilities relating to assets held for sale	4	18,107	—
Total current liabilities		38,488	20,573
Non-current Liabilities
Bonds payable	15,23	36,545	36,107
Loan payable		—	7,610
Deferred income tax liabilities	13	51,514	58,370
Other non-current liabilities		1,223	137
Total non-current liabilities		89,282	102,224
Total liabilities		127,770	122,797
Equity
Capital stock, fully paid (Common shares 300,000,000 and preference shares 150,000,000 authorized; common shares 14,822,251 issued and outstanding)	16	19	19
Additional paid-in capital	16	313,070	313,070
Treasury stock	16	(2,643)	(2,643)
Contributed surplus		17,833	18,558
Deficit		(58,808)	(33,400)
Accumulated other comprehensive income		32,806	26,855
Shareholders’ equity		$302,277	$322,459
Non-controlling interests		8,048	7,211
Total equity		$310,325	$329,670
		$438,095	$452,467

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands, Except per Share Amounts)

	Notes	2024	2023	2022
Gross revenues	17	$35,302	$54,944	$63,689

Costs and expenses:
Costs of sales and services	17	7,063	19,074	29,882
Selling, general and administrative	17	25,335	24,182	28,480
Share-based compensation-selling, general and administrative	18	—	—	—
Finance costs		2,493	1,763	1,809
Credit losses (recovery)		22	547	(47)
Impairment of (reversal of impairment of) assets held for sale	4	18,579	(1,246)	31,443
Exchange differences on foreign currency transactions, net loss (gain)		833	427	(3,922)
		54,325	44,747	87,645

(Loss) income before income taxes		(19,023)	10,197	(23,956)
Income tax recovery (expense):
Income taxes	19	2,630	(1,907)	6,207
Resource property revenue taxes	19	(3,875)	(6,891)	(5,658)
		(1,245)	(8,798)	549
Net (loss) income for the year		(20,268)	1,399	(23,407)
Net (income) loss attributable to non-controlling interests		(320)	(8)	9
Net (loss) income attributable to owners of the parent company		$(20,588)	$1,391	$(23,398)

Basic (loss) earnings per share	20	$(1.39)	$0.09	$(1.58)
Diluted (loss) earnings per share	20	$(1.39)	$0.09	$(1.58)

Weighted average number of common shares outstanding
Basic	20	14,822,251	14,822,251	14,811,118
Diluted	20	14,822,251	14,822,261	14,811,118

Dividends per share:
Declared		$0.37	0.23	1.13
Paid		$—	0.23	1.13

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

	2024	2023	2022
Net (loss) income for the year	$(20,268)	$1,399	$(23,407)
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	6,145	(1,205)	1,136
Reclassification adjustment for exchange differences to consolidated statements of operations for subsidiaries deconsolidated	—	—	9
Net exchange difference	6,145	(1,205)	1,145
Fair value gain (loss) on securities at fair value through other comprehensive income	323	387	(920)
Reclassification of impairment charge to consolidated statements of operations	—	3	—
Net fair value gain (loss) on securities at fair value through other comprehensive income	323	390	(920)
	6,468	(815)	225

Total comprehensive (loss) income for the year	(13,800)	584	(23,182)
Comprehensive (gain) loss attributable to non-controlling interests	(837)	138	(382)
Comprehensive (loss) income attributable to owners of the parent company	$(14,637)	$722	$(23,564)

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

							Accumulated Other
	Capital Stock		Treasury Stock		Contributed Surplus		Comprehensive (Loss) Income
							Securities at
							Fair Value
							Through
							Other	Currency	Share-	Non-
	Number		Number		Share-based	Retained	Comprehensive	Translation	holders’	controlling	Total
	of Shares	Amount	of Shares	Amount	Compensation	Earnings	Income	Adjustments	Equity	Interests	Equity
Balance at January 1, 2022	14,856,581	312,487	(77,279)	(2,643)	18,988	9,078	70	27,620	365,600	6,934	372,534

Net loss	—	—	—	—	—	(23,398)	—	—	(23,398)	(9)	(23,407)
Exercise of stock options (Note 18)	42,949	602	—	—	(196)	—	—	—	406	—	406
Forfeiture of stock options	—	—	—	—	(105)	105	—	—	—	—	—
Share subscription from non-controlling interest	—	—	—	—	—	—	—	—	—	21	21
Dividends paid to owners of the Company (Note 21)	—	—	—	—	—	(16,928)	—	—	(16,928)	—	(16,928)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	(344)	(344)
Disposition of ownership interest to non-controlling interest	—	—	—	—	—	(356)	—	—	(356)	356	—
Net fair value loss	—	—	—	—	—	—	(920)	—	(920)	—	(920)
Net exchange differences	—	—	—	—	—	—	—	754	754	391	1,145
Balance at December 31, 2022	14,899,530	313,089	(77,279)	(2,643)	18,687	(31,499)	(850)	28,374	325,158	7,349	332,507

Net income	—	—	—	—	—	1,391	—	—	1,391	8	1,399
Forfeiture of stock options	—	—	—	—	(129)	129	—	—	—	—	—
Dividends paid to owners of the Company (Note 21)	—	—	—	—	—	(3,421)	—	—	(3,421)	—	(3,421)
Net fair value gain	—	—	—	—	—	—	390	—	390	—	390
Net exchange differences	—	—	—	—	—	—	—	(1,059)	(1,059)	(146)	(1,205)
Balance at December 31, 2023	14,899,530	313,089	(77,279)	(2,643)	$18,558	(33,400)	(460)	27,315	322,459	7,211	329,670

Net income	—	—	—	—	—	(20,588)	—	—	(20,588)	320	(20,268)
Forfeiture of stock options	—	—	—	—	(725)	725	—	—	—	—	—
Dividends paid to owners of the Company (Note 21)	—	—	—	—	—	(5,545)	—	—	(5,545)	—	(5,545)
Net fair value gain	—	—	—	—	—	—	323	—	323	—	323
Net exchange differences	—	—	—	—	—	—	—	5,628	5,628	517	6,145
Balance at December 31, 2024	14,899,530	$313,089	(77,279)	$(2,643)	$17,833	$(58,808)	$(137)	$32,943	$302,277	$8,048	$310,325

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

	2024	2023	2022
Cash flows from operating activities:
Net (loss) income for the year	$(20,268)	$1,399	$(23,407)
Adjustments for:
Amortization, depreciation and depletion	7,221	7,929	10,699
Exchange differences on foreign currency transactions	833	427	(3,922)
Change in financial asset at FVTPL	568	2,794	2,436
Share result of equity method investments	(38)	—	—
Gain on disposition of a subsidiary	(3,646)	—	(264)
(Reversal of) impairment of assets held for sale	18,579	(1,246)	31,443
Impairment loss of property, plant and equipment	19	—	—
Deferred income taxes	(1,666)	(1,560)	(7,557)
Interest accretion	473	270	385
Change in fair value of investment property and real estate held for sale	(2,005)	59	(96)
Change in fair value of a loan payable measured at FVTPL	(1,197)	360	141
Credit losses (recovery)	22	547	(47)
Write-downs (reversal of write-downs) of inventories	19	(27)	(21)
Gains on settlements and derecognition of liabilities	—	(1,313)	(69)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities	(17,567)	14,550	(12,509)
Receivables	(14,094)	(16,264)	24,269
Inventories	(520)	(340)	295
Restricted cash	209	(28)	(211)
Deposits, prepaid and other	(1,027)	276	(1,034)
Assets held for sale	—	19,242	—
Account payables and accrued expenses	3,476	(3,993)	9,876
Income tax liabilities	(821)	3,008	509
Other	(113)	91	(279)
Cash flows (used in) provided by operating activities	(31,543)	26,181	30,637
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(89)	(180)	(472)
Proceeds from sale of investment property	131	1,172	2,643
Proceeds from sale of investment in securities	2,964	—	—
Payment of additional cost on investment property	(811)	—	—
Cash held by a deconsolidated subsidiary	(28)	—	—
Decrease (increase) in loan receivables	593	(7,299)	(6,848)
Cash flows provided by (used) in investing activities	2,760	(6,307)	(4,677)
Cash flows from financing activities:
Dividends paid to owners of the Company	—	(3,421)	(16,928)
Reductions in lease liabilities	(380)	(394)	(350)
Exercise of stock options	—	—	406
Issuance costs of the bond extension	(777)	—	—
Dividends paid to non-controlling interests	—	—	(341)
Other	—	—	21
Cash flows used in financing activities	(1,157)	(3,815)	(17,192)
Exchange rate effect on cash	3,444	(1,524)	76
(Decrease) increase in cash	(26,496)	14,535	8,844
Cash, beginning of year	78,252	63,717	54,873
Cash, end of year	$51,756	$78,252	$63,717
Supplemental cash flows disclosures (see Note 23)
Interest received	$3,152	$2,548	$491
Dividends received	166	146	268
Interest paid	(1,716)	(1,644)	(1,562)
Income taxes paid	(343)	(2,978)	(5,876)
Cash represented by:
Cash	19,052	78,252	63,717
Assets held for sale	32,704	—	—
Dividends:
Total dividends paid	—	(3,421)	(16,928)
Dividends per share	—	0.23	1.13
Declared per share	0.37	0.23	1.13

The accompanying notes are an integral part of these consolidated financial statements.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 1. Nature of Business

Scully Royalty Ltd. (“Scully” or the “Company”) is incorporated under the laws of the Cayman Islands. Scully and the entities it controls are collectively known as the “Group” in these consolidated financial statements. The Group’s core asset is a 7% net revenue royalty interest in the Scully iron ore mine in Newfoundland & Labrador, Canada. Scully is listed on the New York Stock Exchange under the symbol SRL. The Company’s primary business office is c/o Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336.

Note 2. Basis of Presentation and Summary of Material Accounting Policies

A.	Basis of Presentation

Basis of Accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). Scully complies with all applicable requirements of IFRS. The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied.

These consolidated financial statements were prepared using the going concern assumption, the accrual basis of accounting (except for cash flow information), and the historical cost basis, except for investment property and certain financial assets and liabilities which are measured at fair value.

In assessing the Group’s ability to continue as a going concern and the appropriateness of applying the going concern basis in the preparation of these consolidated financial statements, management considered relevant macroeconomic, geopolitical and industry-specific factors, including ongoing risks arising from global political tensions and supply chain disruptions (see Note 2D(v)).

The presentation currency of these consolidated financial statements is the Canadian dollar ($), rounded to the nearest thousand (except per share amounts and exchange rates), unless otherwise indicated.

Principles of Consolidation

These consolidated financial statements include the accounts of Scully and the entities it controls. The Company controls an investee if, and only if, it has all the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of its returns. Subsidiaries are consolidated from the date on which the Group obtains control and are deconsolidated from the date that control ceases. All intercompany balances and transactions, including unrealized profits arising from intragroup transactions, have been eliminated in full. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment in the transferred asset.

On the acquisition date, any non-controlling interests are measured at either (i) their fair value, or (ii) the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets, depending on the accounting policy choice applied on a transaction-by-transaction basis. Subsequently, non-controlling interests are adjusted for their share of changes in the subsidiary’s equity and comprehensive income since the acquisition date.

The financial statements of Scully and its subsidiaries used in the preparation of these consolidated financial statements are prepared as of the same reporting date, using consistent accounting policies for like transactions and events in similar circumstances.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

Foreign Currency Translation

The presentation currency of the Group’s consolidated financial statements is the Canadian dollar, though it conducts its business globally through its foreign operations. Foreign operations are subsidiaries or branches, the activities of which are based in, or conducted through, countries or currencies other than those of Scully.

An entity’s functional currency is the currency of the primary economic environment in which it operates and is typically the currency in which it primarily generates and expends cash. A foreign currency is any currency other than the entity’s functional currency.

The functional currencies of the Company and its subsidiaries and branches primarily include the Canadian dollar, the Euro (“EUR” or “€”), and the United States dollar (“USD” or “US$”).

Reporting foreign currency transactions in the functional currency

A foreign currency transaction is a transaction denominated in or requiring settlement in a currency other than the entity’s functional currency. Such transactions are initially recorded by applying the spot exchange rate between the functional and foreign currencies at the transaction date.

At the end of each reporting period:

(a)	Monetary items denominated in a foreign currency are translated using the closing rate;
(b)	Non-monetary items that are measured at historical cost are translated using the exchange rate at the date of the transaction; and
(c)	Non-monetary items measured at fair value are translated using the exchange rate at the date when the fair value was determined.

Exchange differences arising from the settlement of monetary items or from translating monetary items at rates different from those at which they were initially recorded are recognized in profit or loss in the period in which they arise, except where the monetary item is part of a net investment in a foreign operation. In such cases, the exchange differences are initially recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

When a gain or loss on a non-monetary item is recognized in other comprehensive income, the exchange component of that gain or loss is also recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized as profit or loss, any related exchange component is recognized as profit or loss.

Use of a presentation currency other than the functional currency

When an entity presents its financial statements in a currency that differs from its functional currency, the financial results and position are translated into the presentation currency using the following procedures: (a) Assets and liabilities for each statement of financial position are translated at the closing exchange rate at the reporting date; (b) Income and expenses for each statement of comprehensive income are translated at exchange rates at the dates of the transactions, or, where appropriate, using average exchange rates for the period when these approximate the actual rates; (c) Components of equity are translated at the historical exchange rates, when practicable, or at the closing exchange rate at the reporting date; and (d) All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of equity.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

The following table sets out the exchange rates used for translating the Euro and United States dollar—representing the Group’s principal foreign currencies—into the Canadian dollar:

The following table sets out exchange rates for the translation of the Euro and United States dollar, which represented the major trading currencies of the Group, into the Canadian dollar:

	EUR	US$
Closing rate at December 31, 2024	1.4928	1.4389
Average rate for the year 2024	1.4818	1.3698
Closing rate at December 31, 2023	1.4626	1.3226
Average rate for the year 2023	1.4597	1.3497
Closing rate at December 31, 2022	1.4458	1.3544
Average rate for the year 2022	1.3696	1.3013

Fair Value Measurement

Certain assets and liabilities of the Group are measured at fair value (see Note 2B).

Fair value is defined as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement applies to a specific asset or liability and reflects assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

When measuring fair value, the Group considers the characteristics of the asset or liability if market participants would take those characteristics into account in a market-based transaction, including, for example, the condition and location of the asset and any restrictions on its sale or use.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place:

(a)In the principal market for the asset or liability; or

(b)In the absence of a principal market, in the most advantageous market to which the Group has access at the measurement date.

The Group measures fair value using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interest.

The Group applies appropriate valuation techniques in the circumstances and for which sufficient data is available, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. FRS 13, Fair Value Measurement, establishes a fair value hierarchy that categorizes inputs to valuation techniques into three levels:

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

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

Determining the significance of a particular input to the entire fair value measurement requires judgment and involves consideration of factors specific to the asset or liability.

Non-current Assets Held for Sale

A non-current asset (or disposal group) is classified as held for sale when its carrying amount is expected to be recovered principally through a sale transaction rather than through continued use.

For classification as held for sale:

-	The asset (or disposal group) must be available for immediate sale in its present condition, subject only to terms that are usual and customary for such sales;
-	The appropriate level of management must be committed to a plan to sell the asset (or disposal group);
-	An active program to locate a buyer and complete the plan must have been initiated;
-	The asset (or disposal group) must be actively marketed at a price that is reasonable in relation to its current fair value; and
-	The sale must be highly probable and expected to be completed within one year from the date of classification, except as permitted under specific circumstances defined by IFRS 5.

If these criteria are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Assets classified as held for sale are not depreciated or amortized while they are in that classification. Immediately prior to classification as held for sale, the carrying amount of the asset (or the assets and liabilities in the disposal group) is measured in accordance with applicable IFRS.

Use of Estimates and Assumptions and Measurement Uncertainty

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, income, and expenses, as well as the related disclosures at the reporting date. These estimates and assumptions are based on management’s best knowledge of current facts and circumstances, historical experience, prevailing economic and market conditions, and other factors that are considered to be reasonable and relevant. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and prospectively in future periods if applicable. Actual results may differ from these estimates, and such differences could be material to the financial statements.

For critical judgments in applying accounting policies and major sources of estimation uncertainty, refer to Notes 2C and 2D.

B. Material Accounting Policies

Accounting policy information is considered material if omitting, misstating, or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Accounting policies that relate to immaterial transactions, events, or conditions are considered immaterial and are not required to be disclosed.

The Group discloses only those accounting policies that are relevant to understanding the financial statements and that provide insight into how material items, transactions, or events are accounted for in accordance with IFRS.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

(i) Financial Instruments

Financial assets and liabilities are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial instrument.

A financial asset is derecognized when (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Group transfers the financial asset and substantially all the risks and rewards of ownership. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled, or expires.

The Group classifies its financial assets into the following measurement categories: (a) those measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive income (“FVTOCI”) and (b) and those measured subsequently at amortized cost.

The classification of financial assets depends on the Group’s business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset.

Financial liabilities are generally classified as measured at amortized cost, except for those designated or required to be measured at FVTPL. Changes in the fair value of financial liabilities measured at FVTPL (such as certain loan payables) are recognized in profit or loss, and are typically presented in costs of sales and services. Regular purchases and sales of financial assets are accounted for on the settlement date.

On initial recognition, financial instruments are measured at fair value, plus, in the case of instruments not measured at FVTPL, transaction costs are directly attributable to the acquisition or issuance of the instrument. Transaction costs related to instruments measured at FVTPL are expensed as incurred.

Subsequent measurement depends on the classification. For instruments measured at FVTPL, gains and losses are recognized in profit or loss in the period they arise. For instruments measured at FVTOCI, gains and losses are recognized in other comprehensive income, except for impairment and foreign exchange gains or losses, which are recognized in profit or loss. Upon derecognition, accumulated reference to the fair value of substantially similar instruments, (iii) discounted cash flow models, or (iv) option pricing models and other techniques used by market participants. OCI is reclassified to profit or loss. For assets and liabilities measured at amortized cost, gains and losses are recognized in profit or loss upon derecognition, impairment, or through the effective interest method of amortization.

Net gains or losses on financial instruments measured at FVTPL exclude interest and dividend income, which are recognized separately.

Where market prices are available, bid prices are used for financial assets and ask prices for financial liabilities. If there is no active market, fair value is determined using valuation techniques, which may include: (i) recent arm’s length market transactions, (ii) reference to the fair value of substantially similar instruments, (iii) discounted cash flow models, or (iv) option pricing models and other techniques used by market participants.

(ii) Cash

Cash includes cash on hand and cash held at banks with original maturities of three months or less from the date of acquisition. These balances are generally interest-bearing and readily convertible to known amounts of cash.

Restricted cash refers to funds that are legally or contractually restricted for a specific purpose and are therefore not available for immediate or general use by the Group. Restricted cash is presented separately from unrestricted cash on the Group’s consolidated statements of financial position and is excluded from cash and cash equivalents in the consolidated statement of cash flows unless the restrictions are expected to be released within three months.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

(iii) Securities

Investments in equity securities are measured at fair value through profit or loss, unless the Group makes an irrevocable election at initial recognition to present changes in fair value in other comprehensive income for investments that are not held for trading.

Debt securities are classified based on both (i) the Group’s business model for managing the financial asset, and (ii) the asset’s contractual cash flow characteristics. Debt securities are measured at FVTOCI if they (i) are held within a business model whose objective is both to collect contractual cash flows and sell the assets; and (ii) have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt securities that do not meet these criteria are measured at FVTPL.

Gains and losses on the sale of securities are calculated using either the average cost method or a specific identification

(iv) Derivatives

Derivative financial instruments may be either exchange-traded or over-the-counter. Derivatives are recognized in the consolidated statements of financial position as either financial assets or financial liabilities and are measured at fair value through FVTPL.

Changes in the fair value of derivatives that do not qualify for hedge accounting under IFRS 9 are recognized immediately in profit or loss in the period in which they arise.

(v) Receivables

Trade and other receivables are measured at amortized cost and are presented net of any allowance for expected credit losses (“ECL”).

The Group performs ongoing credit evaluations of its customers’ financial condition and creditworthiness. A loss allowance is recognized based on the probability-weighted estimate of credit losses, using forward-looking information and considering historical loss experience.

Receivables are evaluated on an individual basis and are considered past due when the contractual payment terms have not been met.

(vi) Allowance for Credit Losses

The Group recognizes and measures a loss allowance for expected credit losses on financial assets measured at amortized cost or at fair value through other comprehensive income, as well as for contract assets, loan commitments, and financial guarantee contracts.

The ECL model distinguishes between (i) 12-month expected credit losses, which apply when there has not been a significant increase in credit risk since initial recognition; and (ii) lifetime expected credit losses, which apply when there has been a significant increase in credit risk, or the asset becomes credit-impaired.

To assess whether there has been a significant increase in credit risk, the Group compares the risk of default as at the reporting date with the risk of default at initial recognition. This assessment incorporates all reasonably available information, including forward-looking indicators.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

When a significant increase in credit risk is identified, or if the asset is credit-impaired, the Group recognizes a lifetime ECL, defined as the expected credit losses resulting from all possible default events over the expected life of the financial instrument. If the credit risk has not increased significantly, the Group recognizes a 12-month ECL, which reflects the portion of lifetime ECL resulting from default events that are possible within the next 12 months.

In accordance with IFRS 9, Financial Instruments, the Group always measures the loss allowance at an amount equal to lifetime ECL for trade receivables and contract assets arising from transactions within the scope of IFRS 15, Revenue from Contracts with Customers.

(vii) Inventories

Inventories principally consist of raw materials, work-in-progress, and finished goods. Inventories are measured at the lower of cost and net realizable value.

The cost of inventories includes (i) all costs of purchase, (ii) costs of conversion (including a systematic allocation of fixed and variable manufacturing overheads), and (iii) other costs incurred in bringing the inventories to their present location and condition. Cost is assigned using the first-in, first-out (FIFO) or weighted average cost method, depending on the nature and class of inventory.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale, including marketing, selling, and distribution expenses. Any write-down of inventories to net realizable value, and all inventory losses, are recognized as an expense in the period in which the write-down or loss occurs. A reversal of a previous write-down is recognized in the period in which the net realizable value increases, but only to the extent of the original write-down. Reversals are recorded as a reduction in cost of sales and services.

(viii) Real Estate for Sale

Real estate for sale comprises properties that were previously held for sale in the ordinary course of business.

During the year ended December 31, 2024, all properties previously classified as real estate for sale were reclassified to investment property, reflecting a change in use from sale in the ordinary course of business to long-term holding for rental income or capital appreciation.

This reclassification was made in accordance with IAS 40, Investment Property and reflects management’s updated strategy for these assets. Upon reclassification, the assets were measured at fair value, with any resulting gain or loss recognized in profit or loss in accordance with the Group’s policy for investment property (see Note 2B(ix)).

As a result, these properties are no longer accounted for as Real Estate for Sale and there were no amounts classified reported as Real Estate for Sale as of December 31, 2024.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

(ix) Investment Property

Investment property is property that is held to earn rental income, for capital appreciation, or for both, rather than for (a) use in the production or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business.

The Group’s investment property comprises freehold land and buildings, including all properties reclassified in 2024 from Real Estate for Sale (see Note 2B(viii)). These properties are now held for long-term investment purposes, consistent with the definition of investment property under IAS 40.

Investment property is initially recognized at cost, including directly attributable transaction costs.

Upon reclassification from Real Estate for Sale in 2024, the properties were measured at fair value at the date of reclassification, with any difference being recognized in profit and loss.

Subsequent to initial recognition or reclassification, investment property is measured at fair value, with changes in fair value recognized in profit or loss in the period in which they arise. Fair value is determined without deducting transaction costs that may be incurred on sale or other disposal.

Fair values are based on independent external valuations prepared annually in accordance with guidance issued by the International Valuation Standards Council and IFRS 13 – Fair Value Measurement. Where there are no significant changes in valuation inputs since the previous external valuation, management may update the valuation using internal assumptions and current market data.

(x) Property, Plant and Equipment

Property, plant and equipment are measured at cost, less accumulated depreciation and any accumulated impairment losses. The initial cost of an item of property, plant and equipment includes: (i) its purchase price or construction cost, (ii) costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended, (iii) the initial estimate of the cost of dismantling and removing the asset and restoring the site (i.e., a decommissioning or restoration obligation), and (iv) for qualifying assets, borrowing costs capitalized in accordance with IAS 23 – Borrowing Costs. The purchase price or construction cost includes the fair value of any non-cash consideration given.

When a component of property, plant and equipment is replaced and it is probable that future economic benefits associated with the replacement will flow to the Group, the cost of the replacement is capitalized and the carrying amount of the replaced component is derecognized. All other repairs and maintenance are recognized in profit or loss as incurred.

Inspection costs that are a condition of continuing use of an asset are capitalized and amortized over the period to the next scheduled inspection.

Right-of-use assets acquired under lease arrangements are measured at cost at the commencement date of the lease, in accordance with IFRS 16 – Leases. The cost includes: (i) the amount of the initial lease liability, (ii) any lease payments made at or before the commencement date, (iii) initial direct costs, and (iv) an estimate of costs to restore the underlying asset.

Right-of-use assets are depreciated over the shorter of the lease term or the asset’s useful life.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

The depreciable amount of each class of property, plant and equipment is allocated over its useful life using the following methods and estimated useful lives:

	Lives	Method
Processing plant and equipment	5 to 20 years	straight-line
Refinery and power plants	20 to 30 years	straight-line
Office equipment and other	3 to 10 years	straight-line
Office premises	2 to 10 years	straight-line

Depreciation expense is included in either cost of sales and services or selling, general and administrative expenses, depending on the nature and use of the underlying asset.

The residual value, useful life, and depreciation method of each asset are reviewed at least annually, at the end of each reporting period. If expectations differ from previous estimates, the change is accounted for as a change in accounting estimate in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. Where there is a significant change in the expected pattern of consumption of the future economic benefits embodied in an asset, the depreciation method is adjusted prospectively to reflect the new pattern.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its continued use or disposal. Any resulting gain or loss on derecognition is calculated as the difference between the net disposal proceeds and the carrying amount of the asset. Such gains or losses are recognized in profit or loss in the period in which derecognition occurs.

(xi) Interests in Resource Properties

The Group’s interest in resource properties consists primarily of a royalty interest in the Scully iron ore mine, located in the Province of Newfoundland and Labrador, Canada. The Group derives royalty revenue under a mining sub-lease agreement which expires in 2055. Prior to December 31, 2022, the Group also held interests in energy assets, all of which were classified as held for sale as of that date.

Interests in resource properties are initially measured at cost and are subsequently carried at cost less accumulated depletion and any accumulated impairment losses.

The carrying amount of an interest in a resource property is depleted using the unit-of-production method, which reflects the ratio of current period production to the total proven and probable reserves. Estimates of iron ore reserves are reviewed at least annually, or more frequently if significant new geological or technical information becomes available.

The Group assesses its resource property interests for indicators of impairment in accordance with IAS 36 – Impairment of Assets, and recognizes a loss if the asset’s recoverable amount is less than its carrying amount.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

(xii) Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. The financial statements of associates used for equity accounting purposes are prepared using uniform accounting policies as those of the Group for like transactions and events in similar circumstances. Under the equity method, an investment in an associate is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. Changes in net assets of the associate other than profit or loss and other comprehensive income are not accounted for unless such changes resulted in changes in ownership interest held by the Group. When the Group’s share of losses of an associate exceeds the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group's share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Group's share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

The Group assesses whether there is an objective evidence that the interest in an associate may be impaired. When any objective evidence exists, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

When the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in the investee with a resulting gain or loss being recognised in profit or loss. When the Group retains an interest in the former associate and the retained interest is a financial asset within the scope of IFRS 9, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition. The difference between the carrying amount of the associate and the fair value of any retained interest and any proceeds from disposing of the relevant interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognised in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) upon disposal/partial disposal of the relevant associate.

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognised in the consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

(xiii) Impairment of Non-financial Assets

The Group reviews the carrying amounts of its non-financial assets (excluding inventories, deferred tax assets, and assets measured at fair value) at each reporting date to assess whether there is any indication of impairment. If such an indication exists, the Group estimates the asset’s recoverable amount, which is the higher of (i) its fair value less costs of disposal, and (ii) its value in use.

If the asset does not generate independent cash inflows, the impairment test is performed at the level of the relevant cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount.

Value in use is determined by estimating the future cash flows expected to be derived from the asset or CGU, and discounting them to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is determined using appropriate valuation techniques, supported by market-based evidence where available.

At each reporting date, the Group also assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. If such an indication exists, the recoverable amount is re-estimated and the impairment loss is reversed, but only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, amortization, or depletion, had no impairment been recognized in prior periods.

Reversals of impairment losses for a CGU are allocated pro rata to the non-financial assets within the CGU, based on their carrying amounts.

The Group’s interest in an iron ore mine is assessed at each reporting date for indicators of impairment. As it generates independent cash flows, it is tested for impairment on a standalone basis. Impairment is recognized if the asset’s recoverable amount, determined based on its value in use, is less than its carrying amount.

(xiv) Provisions, Financial Guarantee Contracts and Contingencies

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the reporting date. Where appropriate, the estimated future cash flows are adjusted for risks specific to the liability. If the effect of the time value of money is material, provisions are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

The unwinding of the discount (accretion of the liability) is recognized as a finance cost in the consolidated statements of operations.

A financial guarantee contract is initially recognized at fair value. If the guarantee is issued to an unrelated party on a commercial basis, the initial fair value is generally equal to the premium received. If no premium is received, the fair value is determined using a method that quantifies the economic benefit of the guarantee to the holder.

At each subsequent reporting date, financial guarantees are measured at the higher of: (i) the loss allowance under IFRS 9 – Financial Instruments, and (ii) the amount initially recognized, less cumulative amortization, if applicable.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

Contingent liabilities are not recognized in the consolidated financial statements, except for those assumed in a business combination, which are measured at fair value at the acquisition date. They are disclosed unless the probability of an outflow of resources is remote. Legal costs in connection with a contingency are recognized in profit or loss as incurred.

The Group recognizes a contingent asset or a reimbursement right only when it is virtually certain that the asset will be received.

(xv) Own Equity Instruments

The Group’s holdings of its own equity instruments, including common shares and preferred shares, are presented as “treasury stock” and deducted from shareholders’ equity at cost. These instruments are excluded from the calculation of the number of equity shares outstanding. No gain or loss is recognized in profit or loss on the purchase, sale, reissuance, or cancellation of the Group’s own equity instruments. Any consideration received or paid in connection with such transactions is recognized directly in equity.

(xvi) Revenue Recognition

The Group recognizes revenue in accordance with IFRS 15 – Revenue from Contracts with Customers when or as it satisfies a performance obligation by transferring control of a promised good or service to a customer. Performance obligations are satisfied either (i) at a point in time, typically upon shipment or delivery, or (ii) over time, as services are rendered or progress is made toward completion.

The Group primarily acts as a principal in its revenue arrangements. It does not have material obligations for returns, refunds, warranties, or similar arrangements.

For performance obligations satisfied over time, the Group generally uses a time-based measure of progress, particularly when services provided are distinct but have the same pattern of transfer.For obligations satisfied at a point in time, the Group assesses control transfer based on shipment or delivery, as appropriate.

A significant financing component is recognized if the timing of payments agreed between the parties provides the customer or the Group with a significant benefit of financing the transfer of goods or services.

As a practical expedient, the Group does not adjust the transaction price for the effects of a financing component if, at contract inception, the period between the transfer of goods or services and customer payment is expected to be one year or less.

The Group’s revenue and income recognition policies by source are mainly as follows:

(a)	Royalty income – Royalty revenues are based on iron ore sold and shipped by the operator and are measured at the fair value of the consideration received or receivable. Revenue is recognized when control over the iron ore transfers to the operator’s customer, consistent with the Group’s rights under the mineral sublease, and collectability is probable.
(b)	Merchant banking goods and products – These primarily include power and electricity. Revenue is recognized when products have been delivered, the amount of revenue can be reliably measured, and collectability is probable. The Group performs credit evaluations both at contract inception and throughout the term. These sales generally do not involve multiple-element arrangements or a financing component.
(c)	Rental income – Lease income from investment properties under operating leases is recognized on a straight-line basis over the lease term, unless another systematic basis better reflects the consumption of benefits. Contingent rental income is recognized in the period it is earned.
(d)	Property management income – Revenue from property and facilities management is recognized over time, as services are rendered.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

(e)	Property sales – Gains on property sales are recognized at the point in time when control is transferred to the buyer, typically upon legal title transfer or physical possession, in accordance with contract terms.
(f)	Financial services income – Interest income from merchant banking activities is accrued using the effective interest method. Fee income is recognized as earned unless it is integral to a financing arrangement, in which case it is amortized over the term of the loan using the effective interest method.
(g)	Investment income – Dividend income is recognized when the right to receive payment is established. Interest income from financial investments is recognized using the effective interest method, in accordance with IFRS 9 – Financial Instruments.

(xvii) Costs of Sales and Services

Costs of sales and services include the costs of goods and services provided by the Group, including: (i) royalty-related expenses, (ii) merchant banking goods and products, (iii) real estate for sale (prior to reclassification as investment property), (iv) medical instruments and supplies, and (v) related services.

The cost of goods sold includes both direct costs (e.g., raw materials, utilities) and indirect costs, such as: (i) freight and shipping, (ii) purchasing and receiving, (iii) inspection, (iv) distribution, and (v) provisions for warranties, where applicable.

Other items within costs of sales and services include income and expenses related to the Group’s operations that do not arise from core inventory or service delivery. These include (i) write-downs of inventories and real estate for sale, (ii) net losses on securities and investment property, (iii) credit losses on financial assets under IFRS 9, (iv) fair value changes in investment property and (v) fair value changes in loans payable measured at FVTPL.

Other income items may include gains or losses on the disposition of subsidiaries or non-currency derivative contracts.

The reversal of previously recognized write-downs of inventories or real estate for sale, and credit losses, is recorded as a reduction in costs of sales and services in the period in which the reversal occurs.

(xviii) Employee Benefits

Short-term employee benefits, including wages, salaries, bonuses, social security contributions, and paid annual and sick leave, are accrued in the period in which the related services are rendered by employees of the Group. These amounts are recognized as expenses and are included in either (i) costs of sales and services, or (ii) selling, general and administrative expenses, depending on the nature and function of the employee’s role.

(xix) Share-Based Compensation

The cost of equity-settled share-based payment transactions with employees is measured by reference to the fair value of the equity instruments at the grant date, in accordance with IFRS 2 – Share-based Payment.

The expense is recognized in profit or loss over the vesting period, which ends when the relevant employees become unconditionally entitled to the award. Fair value is determined using an appropriate valuation model, such as the Black-Scholes model or binomial option pricing model, depending on the characteristics of the grant. At each reporting date before vesting, the cumulative expense is calculated, representing: (i) the proportion of the vesting period that has expired, and (ii) management’s best estimate of the number of equity instruments expected to vest, taking into account non-market performance conditions. Changes in the cumulative expense are recognized in profit or loss, with a corresponding adjustment to equity.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

Share-based compensation expenses are presented in selling, general and administrative expenses unless they are directly attributable to a specific function.

When stock options are exercised, the cash proceeds received, together with the amount previously recorded in contributed surplus, are credited to capital stock and additional paid-in capital.

(xx) Finance Costs

Finance costs primarily comprise (i) interest expense on borrowings, (ii) accretion of discounts on provisions and other liabilities, and (iii) fees and charges incurred in connection with financing transactions.

Interest expense is recognized using the effective interest method, in accordance with IFRS 9.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset, in accordance with IAS 23 – Borrowing Costs. All other borrowing costs are recognized in profit or loss as incurred.

Shares and debt instruments issued are recognized at the amount of proceeds received, net of directly attributable transaction costs. Transaction costs attributable to debt instruments are amortized over the term of the debt using the effective interest method and included in finance costs.

(xxi) Income Taxes

Income tax expense (or recovery) comprises (i) current income tax and (ii) deferred income tax, and includes both domestic and foreign taxes based on taxable profits, including taxes on resource property revenues where applicable.

The current income tax provision is based on taxable profit for the period. Taxable profit differs from accounting profit before tax as reported in the consolidated statements of operations, due to items that are (i) taxable or deductible in different periods or (ii) never taxable or deductible.

Deferred income tax is recognized using the liability method, based on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position. Deferred income tax liabilities are recognized for all taxable temporary differences, except when (i) the liability arises from non-deductible goodwill, or (ii) from the initial recognition of an asset or liability in a transaction that is not a business combination, and (iii) at the time of the transaction, affects neither accounting profit nor taxable profit, and (iv) does not give rise to equal taxable and deductible temporary differences.

Deferred tax liabilities related to investments in subsidiaries and branches are recognized unless the Group is able to control the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for (i) deductible temporary differences, (ii) unused tax losses, and (iii_ unused tax credits, to the extent that it is probable that future taxable profit will be available to utilize these amounts.

Deferred tax assets are not recognized when they arise from the initial recognition of an asset or liability in a transaction that (i) is not a business combination, (ii) affects neither accounting nor taxable profit, and (iii) does not give rise to equal taxable and deductible temporary differences.

For deductible temporary differences relating to investments in subsidiaries and branches, deferred tax assets are recognized only if it is probable that the differences will reverse in the foreseeable future and taxable profit will be available to utilize the differences.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

At each reporting date, management reviews recognized and unrecognized deferred tax assets to assess whether it is probable that the related benefits will be realized. Deferred tax assets and liabilities are measured at the tax rates and laws that are expected to apply in the periods in which the assets are realized or the liabilities settled, based on tax rates and laws enacted or substantively enacted by the reporting date. Deferred taxes related to items recognized in other comprehensive income or equity are also recognized in other comprehensive income or equity, respectively.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets and liabilities and when they relate to income taxes levied by the same taxation authority on the same taxable entity or on different entities that intend to settle current tax balances on a net basis.

Withholding taxes (including those payable by subsidiaries on distributions to the parent) are treated as income taxes if they have the characteristics of an income tax—i.e., imposed by a government authority and calculated by reference to income.

Interest and penalties on current income tax liabilities are classified as a component of finance costs.

(xxii) Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders of Scully by the weighted average number of common shares outstanding during the period, net of treasury shares.

Diluted earnings per share is calculated using the same method as basic earnings per share, adjusted for the effects of all dilutive potential ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group assumes (i) the exercise of stock options and similar instruments, and (ii) that the proceeds from such exercises are used to repurchase common shares at the average market price during the period.

The difference between the number of shares issued on assumed exercise and the number of shares that would have been repurchased at the average market price is treated as an issue of common shares for no consideration and is added to the weighted average number of shares outstanding. Potential ordinary shares are considered dilutive when, and only when, their conversion would decrease earnings per share or increase loss per share from continuing operations.

Retrospective adjustments are made to prior period earnings per share amounts to reflect the impact of stock dividends, stock splits, or reverse stock splits, if any.

C. Critical Judgments in Applying Accounting Policies

In applying the Group’s accounting policies, management makes various significant judgments, apart from those involving estimation uncertainty (which are discussed in Note 2D), that have a material impact on the amounts recognized in the consolidated financial statements. These judgments relate to the selection, application, and interpretation of accounting policies under IFRS, and they may have a significant effect on the reported amounts of assets, liabilities, income, and expenses. The following are the critical judgments made by management in the application of the Group’s accounting policies that have the most significant effect on the consolidated financial statements:

(i)  Identification of CGUs

The Group’s assets are aggregated into cash-generating units (“CGUs”) for the purpose of assessing and calculating impairment of non-financial assets, based on their ability to generate largely independent cash inflows. The determination of CGUs requires significant management judgment in defining the smallest identifiable group of assets that generates cash inflows independent from those of other assets or groups of assets, in accordance with IAS 36 – Impairment of Assets.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

CGUs are determined based on factors such as (i) similar geological structure, (ii) shared infrastructure, (iii) geographical proximity, (iv) product type, and (v) exposure to market risks. If facts and circumstances change—such as asset reconfiguration, changes in product markets, or operational restructuring—the Group reassesses and, if necessary, redefines its CGU structure to reflect the updated pattern of independent cash inflows.

(ii) Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to assess whether there is any indication of impairment or of a potential reversal of a previously recognized impairment. If such indications exist, the Group estimates the recoverable amount of the asset or its related cash-generating unit (“CGU”).

Determining whether indicators of impairment or impairment reversal are present requires significant judgment. Indicators may include, but are not limited to: (i) a sustained change in commodity prices (e.g., iron ore), (ii) significant changes in margins or profitability, (iii) a decline in the market value of an asset, (iv) a revision to estimated reserves or production volumes, (v) an increase in future development or operating costs, or (vi) significant shifts in the technological, regulatory, economic, or legal environment.

Estimating the recoverable amount involves the use of assumptions and projections, including (i) forecasts of commodity prices, (ii) supply and demand trends, (iii) cost structures, and (iv) expected production volumes.

Changes in these assumptions may affect the useful life of the CGU and may lead to material adjustments in the carrying values of the related non-financial assets. Impairment losses recognized in prior years are reassessed at each reporting date to determine whether there are indicators that the loss has decreased or no longer exists. A reversal of impairment is recognized only to the extent that the asset’s or CGU’s revised carrying amount does not exceed the carrying amount that would have been determined (net of depreciation, depletion and amortization) had no impairment been recorded previously.

See Notes 11 and 12.

(iii) Valuation of Investment Property

Investment properties are presented in the consolidated statement of financial position at their fair value unless fair value cannot be reliably determined at the measurement date. Fair value is assessed annually by an independent qualified valuer, who is authorized to perform valuations of developed and undeveloped real estate in Germany and other relevant jurisdictions in accordance with recognized professional valuation standards, including those issued by the International Valuation Standards Council (IVSC).

The valuation methodology is based primarily on a discounted cash flow approach or a capitalization of net income method, with key inputs including (i) market rent levels, (ii) actual and expected occupancy rates, (iii) operating and maintenance costs, (iv) property condition and capital expenditures, and (v) the prevailing capitalization rate or discount rate, derived from comparable market transactions.

Assumptions reflect market conditions as of the reporting date, including observable market data on recent sales of comparable properties. Changes in these assumptions, or use of incorrect or outdated inputs, could materially affect the fair value of investment property and impact the Group’s profit or loss for the reporting period, as all changes in fair value are recognized in profit or loss.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

(iv) Assets Held for Sale and Discontinued Operations

The Group applies judgment in determining whether a non-current asset or disposal group meets the criteria to be classified as held for sale in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

An asset (or disposal group) is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when all of the following conditions are met as of the reporting date (i) the asset is available for immediate sale in its present condition, (ii) the sale is highly probable, (iii) the appropriate level of management is committed to a plan to sell, (iv) an active program to locate a buyer and complete the plan has been initiated, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) the sale is expected to be completed within one year (or within the extension period permitted under IFRS).

In assessing whether the sale is highly probable, management considers a range of macro- and micro-economic factors, including (i) conditions in the industry and capital markets, and (ii) progress toward executing the sale transaction, including buyer interest, due diligence and binding agreements. The Group also considers other forms of disposal, including non-cash exchanges of non-current assets, when such exchanges have commercial substance.

(v) Credit Losses and Impairment of Receivables

In accordance with IFRS 9 – Financial Instruments, the Group applies credit risk assessment and valuation methods on financial assets measured at amortized cost or at FVTOCI, including trade receivables, contract assets, loan commitments, and financial guarantee contracts.

The Group recognizes a loss allowance equal to the lifetime expected credit losses if the credit risk on the financial instrument has significantly increased since initial recognition. At each reporting date, management evaluates whether a significant increase in credit risk has occurred by comparing the risk of default as at the reporting date with the risk of default as at initial recognition. To make that assessment, management compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

Allowance for credit losses is maintained at an amount considered adequate to absorb the expected credit losses. Such allowance for credit losses reflects management’s best estimate of changes in the credit risk on the Group’s financial instruments and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, particularly on a forward-looking basis, which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of the Group’s financial instruments, legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which may include credit enhancement instruments. The major sources of estimation uncertainty relate to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 2. Basis of Presentation and Summary of Material Accounting Policies (continued)

(i)  Interest in Resource Properties and Reserve Estimates

The Group owns an interest in the Scully iron ore mine with an aggregate carrying amount of $192,142 as at December 31, 2024.

Generally, estimation of reported recoverable quantities of proved and probable reserves of resource properties include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of the Group’s interest in resource properties, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. During the year ended December 31, 2024, the Group did not recognize any impairment in respect of its interest in resource properties.

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

(ii) Impairment of Other Non-Financial Assets

As at December 31, 2024, the Group had property, plant and equipment with a carrying amount of $1,498, comprised primarily of a office assets.

The Group assesses non-financial assets (excluding goodwill) for indicators of impairment at each reporting date in accordance with IAS 36 – Impairment of Assets. When such indicators exist, the Group estimates the recoverable amount of the asset or CGU. A CGU is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the higher of (i) value in use, which is based on the present value of expected future cash flows from the asset or CGU, and (ii) fair value less costs of disposal, which reflects an estimate of the price that would be received in a sale in an orderly transaction between market participants.

In the absence of quoted market prices, the recoverable amount is determined using discounted cash flow models, which incorporate assumptions such as (i) forecast production volumes and utilization rates, (ii) expected commodity prices and market conditions, (iii) future operating and capital expenditures, and (iv) a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Changes in any of these key assumptions, including increases in expected costs, or decreases in projected production or sales prices, could result in a material write-down of the Group’s non-financial assets. Management exercises significant judgment in identifying CGUs and in selecting assumptions used in impairment testing.

See Note 11.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

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

The Group recognized deferred income tax assets of $11,138 as at December 31, 2024. In assessing the realizability of deferred income tax assets, management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in Malta and Canada during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

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

(iv) Contingencies

Pursuant to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, the Group does not recognize a contingent liability unless it becomes probable that an outflow of economic benefits will be required to settle a present obligation arising from a past event. By their nature, contingencies will only be resolved when one or more future uncertain events occur or fail to occur. The assessment of contingencies requires the exercise of significant judgment, including evaluation of the probability and financial impact of potential outcomes. If it becomes probable that an outflow of economic benefits will be required, a provision is recognized in the period in which the change in probability occurs, and the amount can be reliably estimated. See Note 22 for further disclosures on contingencies.

(v) Geo-Political Risks and Going Concern

During the reporting period, the global macroeconomic environment continued to experience heightened uncertainty, driven by a combination of factors including (i) ongoing geopolitical tensions, particularly in Eastern Europe and the Middle East; (ii) inflationary pressures; (iii) volatility in commodity prices; and (iv) disruption in global supply chains and financing markets. Management considered these external factors, along with internal forecasts and stress-testing analyses, in assessing the Group’s ability to continue as a going concern.

Management took into consideration all of these various factors and risks when concluding on the Group’s ability to continue as a going concern and the appropriateness of this presentation when preparing these consolidated financial statements.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

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

As at December 31:	2024	2023
Total debt	$36,545	$36,107
Less: cash	(19,052)	(78,252)
Net debt	17,493	Not applicable
Shareholders’ equity	302,277	322,459
Net debt-to-adjusted capital ratio	0.06	Not applicable

As at December 31:	2024	2023
Long-term debt	$36,545	$36,107
Shareholders’ equity	302,277	322,459
Long-term debt-to-equity ratio	0.12	0.11

The above tables do not include amounts in assets held for sale, except for in Shareholders’ equity.

During 2024, the Group’s strategy, which was unchanged from 2023, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a manageable level. The ratios were stable between 2024 and 2023.

Liquidity is a cornerstone of the Group’s business. The Group monitors its cash balances and overall liquidity position on a regular basis to ensure we have adequate financial and operational flexiblity. The Group seeks to maintain sufficient liquid assets and working capital at all times to fund its operations.

Included in liquid assets are: (i) cash and cash equivalents, (ii) short-term securities, which are primarily comprised of government debt securities and term deposits; and (iii) receivables collectible in the ordinary course.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 3. Disclosure on the Group’s Objectives, Policies and Processes for Managing Its Capital Structure (continued)

The following sets forth these liquid assets and working capital for December 31, 2024 and December 31, 2023:

	December 31,2024	December 31,2023

Cash	$19,052	$78,252
Short-term securities	23,487	12,958
Receivables	42,274	70,330
Classified within assets held for sale:
Cash	32,704	—
Short-term securities	4,638	—
Receivables	42,905	—
Total liquid assets	$165,060	$161,540

Current assets	$175,319	$164,545
Current liabilities	38,488	20,573
	$136,831	$143,972

In the ordinary course of managing treasury, the Group monitors opportunities to increase interest income while maintaining a prudent risk profile and equivalent liquidity position. In 2024, the Group made the decision to invest in various term deposits and short-term government securities, which enhanced the yields on its liquid assets. Notwithstanding the reduction in its cash balance, the Group’s overall liquidity profile remained unchanged, as the Group maintains access to various liquidity facilities through its bank subsidiary that enables borrowing against these short-term securities. As at December 31, 2024, there were no amounts drawn against these facilities. However, the Group may utilize them in the future should opportunities arise to generate adequate returns on a risk-adjusted basis.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 4. Assets Classified as Held for Sale

Year 2024:

As part of the Group’s ongoing strategy to streamline its operations and concentrate efforts on its core asset - our iron ore royalty - it previously announced that it has initiated a process to rationalize certain underperforming or non-core assets, and their associated liabilities, classified within the “All Other” segment. This strategic refocusing reflects the intent to simplify the Group’s corporate structure, reduce operating complexity, and unlock shareholder value by concentrating capital and management attention.

As a result of this initiative, management determined that the criteria for classification as “held for sale” under IFRS 5 were met with respect to certain assets and related liabilities as at December 31, 2024. As a result, the assets and related liabilities relating to these businesses were classified as held for sale as at December 31, 2024.

Management, when exercising its judgments in terms of the assets’ contribution to net loss, total assets and net assets, concluded that these assets did not constitute a separate major line of business or geographical area of operations. In aggregate, the assets held for sale represented approximately 20% (after recognition of impairment losses) of consolidated total assets. These assets held for sale generated revenue from third parties of $9,019, loss before taxes of $3,282 and a net loss of $4,516 during the twelve months ended December 31, 2024.

The assets held for sale and related liabilities as of December 31, 2024 comprised:

Asset held for sale:
Total Assets	88,500
Total Liabilities	(18,107)
Net	70,393

All intercompany assets and liabilities have been eliminated. The impairment loss of $18,579 was included in the consolidated statement of operations for the twelve months ended December 31, 2024. The disposal group is presented in the All Other reportable segment.

The Company entered into an agreement to rationalize these non-core assets and liabilities. The transaction is not expected to impact the Company’s net book value. Upon the closing of this transaction as currently anticipated, the Company expects to recognize approximately $15,000 of securities and approximately $55,393 as an equity method investment. For illustrative purposes, if this rationalization had completed on December 31, 2024, the Company’s shareholders’ equity would have remained at approximately $302,277.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 5. Business Segment Information

Effective from the fiscal year beginning January 1, 2024, changes to the internal organization structure resulted in a revised composition of the Company’s reportable segments. The change primarily resulted from the disposition of certain entities in prior years which made a former segment insignificant on a going-forward basis and, thus, its operating results are no longer regularly reviewed by the chief operating decision maker. The Company’s assets include its iron ore royalty, financial services and other proprietary investments. In addition, the merchant banking subsidiaries seek to invest in businesses or assets whose intrinsic value is not properly reflected. These activities are generally not passive, as the merchant banking subsidiaries seek investments where their financial expertise and management can add or unlock value.

There are two separate and independently managed operating subgroups within the Group. In reporting to management, these operating results are currently categorized into the following operating segments: Royalty, Merchant Banking and All Other segments which include corporate activities. The total external revenue reported by the royalty and merchant banking segments generally constitutes approximately 74% of revenue. As a result of the changes in the structure of its internal organization, the corresponding information for earlier period has been recast.

Basis of Presentation

In reporting segments, certain of the Group’s business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (c) the types or classes of customers/clients for the products and services.

The Group’s Royalty segment includes an interest in an iron ore mine in the Province of Newfoundland and Labrador, Canada. The Group’s Merchant Banking segment comprises regulated merchant banking businesses with a focus on Europe. In addition, the Merchant Banking segment holds two industrial real estate parks in Europe.

The All Other segment includes corporate and small entities whose quantitative amounts generally are not expected to exceed 10% of any of the following: (a) the reported revenue, including both sales to external customers and intersegment sales or transfer; (b) the greater, in absolute amount, of the (i) combined reported profit of all operating segments that did not report a loss and (ii) combined reported loss of all operating segments that reported a loss; or (c) the total assets. Actual outcomes may occasionally exceed these 10% thresholds, though the excess amounts are not expected to be material.

The accounting policies of the operating segments are the same as those described in the summary of material accounting policies in Note 2B. The chief operating decision-maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenue and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment’s assets and liabilities; (e) deferred income tax assets and liabilities are not allocated; and (f) gains or losses on dispositions of subsidiaries which include reclassification of realized cumulative translation adjustments from equity to profit or loss on disposals of subsidiaries, write-offs of intercompany accounts, changes in intercompany account balances and cash used (received) in acquisition (disposition) of a subsidiary are allocated to corporate and included within the Group’s All Other segment.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

Segment Operating Results

	Year ended December 31, 2024
		Merchant
	Royalty	Banking	All Other	Total
Revenue from external customers	$20,053	$6,221	$9,028	$35,302
Intersegment sale	—	10,866	14,270	25,136
Interest expense	—	2,465	28	2,493
Depreciation, depletion and amortization	4,492	389	2,340	7,221
Income (loss) before income taxes	(3,469)	1,797	(17,351)	(19,023)

	Year ended December 31, 2023*
		Merchant
	Royalty	Banking	All Other	Total
Revenue from external customers	$35,323	$7,374	$12,247	$54,944
Intersegment sale	—	6,857	13,561	20,418
Interest expense	4	1,629	130	1,763
Depreciation, depletion and amortization	5,168	450	2,311	7,929
Income (loss) before income taxes	11,120	(55)	(868)	10,197

	Year ended December 31, 2022*
		Merchant
	Royalty	Banking	All Other	Total
Revenue from external customers	$29,167	$5,486	$29,036	$63,689
Intersegment sale	—	6,212	14,786	20,998
Interest expense	2	1,554	253	1,809
Depreciation, depletion and amortization	4,637	321	5,741	10,699
Income (loss) before income taxes	1,012	2,900	(27,868)	(23,956)

	As at December 31, 2024
		Merchant
	Royalty	Banking	All Other	Total
Segment assets	$215,827	$100,367	$121,901	$438,095
Segment liabilities	49,857	51,862	26,051	127,770

	As at December 31, 2023*
		Merchant
	Royalty	Banking	All Other	Total
Segment assets	$221,116	$128,977	$102,374	$452,467
Segment liabilities	51,617	50,804	20,376	122,797

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

	Year ended December 31, 2024
		Merchant
	Royalty	Banking	All Other	Total
Cash provided by (used in) operating activities	$(40,438)	$(35,731)	$44,626	$(31,543)
Cash used in investing activities	30,501	3,158	(30,899)	2,760
Cash used in financing activities	—	(1,027)	(130)	(1,157)
Exchange rate effect on cash	51	1,258	2,135	3,444
Change in cash	(9,886)	(32,342)	15,732	(26,496)

	Year ended December 31, 2023*
		Merchant
	Royalty	Banking	All Other	Total
Cash provided by (used in) operating activities	$(7,028)	$25,455	$7,754	$26,181
Cash used in investing activities	—	(6,298)	(9)	(6,307)
Cash used in financing activities	—	(236)	(3,579)	(3,815)
Exchange rate effect on cash	(576)	1,103	(2,051)	(1,524)
Change in cash	(7,604)	20,024	2,115	14,535

	Year ended December 31, 2022*
		Merchant
	Royalty	Banking	All Other	Total
Cash provided by (used in) operating activities	$3,866	$6,949	$19,822	$30,637
Cash used in investing activities	—	(4,670)	(7)	(4,677)
Cash used in financing activities	—	(521)	(16,671)	(17,192)
Exchange rate effect on cash	3	1,625	(1,552)	76
Change in cash	3,869	3,383	1,592	8,844

*The comparative tables have been reclassified to conform to changes in presentation in the current year.

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

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 5. Business Segment Information (continued)

Due to the nature of cross-border business, the Group presents its geographic information by geographic regions, instead of by countries. The following table presents revenue from external customers by geographic region of such customers, locations of operations or the reporting units, whichever is appropriate:

Years ended December 31:	2024	2023	2022
Canada	$20,668	$39,066	$47,537
Africa	4,171	3,557	3,974
Americas, excluding Canada	1,999	1,860	1,541
Asia	769	1,434	4,951
Europe	7,695	9,027	5,686
	$35,302	$54,944	$63,689

Except for the geographic concentrations as indicated in the above table and a customer in the Royalty segment located in Canada representing approximately 57%, 64% and 45%, respectively, of the Group’s revenue for the years ended December 31, 2024, 2023 and 2021, there were no other revenue concentrations during the years ended December 31, 2024, 2023 and 2022.

The following table presents non-current assets other than financial instruments, deferred income tax assets and other non-current assets by geographic area based upon the location of the assets.

As at December 31:	2024	2023
Canada	$195,047	$197,144
Americas, excluding Canada	—	27
Africa	—	23,433
Asia	—	29
Europe	49,155	45,751
	$244,202	$266,384

Note 6. Securities

As at December 31:	2024	2023
Short-term securities
Equity securities at FVTPL, publicly traded	$—	$2,798
Debt securities at FVTPL, unlisted	15,806	—
Debt securities at FVTOCI, publicly traded	7,681	10,160
	$23,487	$12,958
Long-term securities
Equity securities in an affiliate at FVTPL, unlisted	$—	$2,966

Debt securities at FVTOCI included sovereign bonds issued by a European government of $7,358 and $9,840 respectively, as at December 31, 2024 and 2023, which represented 31% and 76%, respectively, of total short-term securities. Equity securities in an affiliate at FVTPL were reclassified to equity method investments in 2024.

Debt securities at FVTPL included a term deposit in a European bank with a maturity period of six months.

Equity securities at FVTPL included investments in publicly traded stock markets of Asia.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 7. Trade Receivables

As at December 31:	2024	2023
Trade receivables, gross amount	$875	$1,924
Less: Allowance for expected credit losses	(14)	(17)
Trade receivables, net amount	$861	$1,907

All trade receivables comprise accounts from contracts with customers.

As at December 31, 2024, the Group recognized a loss allowance of $14 (2023: $17) against its trade receivables. The movements in the loss allowance during the years ended December 31, 2024 and 2023 were as follows:

Equal to lifetime expected credit losses
Financial assets that
are credit-impaired
at year-end
Loss allowance: as at January 1, 2023	$16
Additions for the year	292
Charge-off for the year	(291)
Exchange effect	—
Loss allowance: as at December 31, 2023	17
Additions for the year	—
Charge-off for the year	—
Exchange effect	(3)
Loss allowance: as at December 31, 2024	$14

In accordance with IFRS 9, management reviews the expected credit losses based upon, among other things, the credit-worthiness of the exposure, collateral and other risk mitigation instruments, and the nature of the underlying business transaction.

For further discussions on credit risk, see Note 25.

Note 8. Other Receivables

As at December 31:	2024	2023
Royalty receivables	$9,492	$20,584
Interest receivables	196	1,093
Loans and current accounts (net of allowance of $nil as of both December 31, 2024 and 2023)*	22,394	30,489
Bank loans	7,736	6,850
Other	$896	8,767
	$40,714	$67,783

* The Group had various amounts owing from an affiliate controlled by the Executive Chairman of the Company.

Other receivables primarily arise in the normal course of business and are expected to be collected within one year from the reporting date.

Royalty receivables were due from a customer (i.e. the Operator) in the Royalty segment (see Note 5).

For further discussions on credit risk, see Note 25.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 9. Inventories

As at December 31:	2024	2023
Raw materials	$1	$1,111
Work-in-progress	—	88
Finished goods	—	—
	$1	$1,199

Note 10. Investment Property

All of the Group’s investment property is located in Europe and forms part of the security granted in connection with bonds issued by a subsidiary of the Group (see Note 15).

Changes in investment property included in non-current assets:	2024	2023
Balance, beginning of year	$31,540	$31,850
Additions	811	—
Changes in fair value during the year	2,005	554
Disposals	(81)	(1,232)
Reclassification from Real Estate for Sale	12,620	—
Currency translation adjustments	766	368
Balance, end of year	$47,661	$31,540

The amounts recognized in profit or loss in relation to investment property during the years ended December 31, 2024, 2023 and 2022 were as follows:

Years ended December 31:	2024	2023	2022
Rental income	$2,192	$1,473	$1,356
Direct operating expenses (including repairs and maintenance) arising from investment property during the year	692	398	324

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 11. Property, Plant and Equipment

The following changes in property, plant and equipment were recorded during the year ended December 31, 2024:

				Reclassification	Currency
	Opening			to Assets	translation	Ending
Costs	balance	Additions	Disposal	Held for Sale	adjustments	balance
Plants and equipment	$44,492	$2	$(257)	$(47,935)	$3,698	$—
Office equipment	2,352	149	(157)	(3)	47	2,388
Right-of-use assets*	1,347	313	(143)	(463)	27	1,081
	$48,191	$464	$(557)	$(48,401)	$3,772	$3,469

				Reclassification	Currency
	Opening			to Assets	translation	Ending
Accumulated depreciation	balance	Additions	Disposal	Held for Sale	adjustments	balance
Plants and equipment	$20,565	$2,182	$(227)	$(24,244)	$1,724	$—
Office equipment	791	187	(108)	(3)	23	890
Right-of-use assets*	1,082	360	(143)	(240)	22	1,081
	22,438	$2,729	$(478)	$(24,487)	$1,769	1,971
Net book value	$25,753					$1,498

* Primarily consisting of office premises.

The following changes in property, plant and equipment were recorded during the year ended December 31, 2023:

				Currency
	Opening			translation	Ending
Costs	balance	Additions	Disposals	adjustments	balance
Plants and equipment	$45,488	$19	$—	$(1,015)	$44,492
Office equipment	2,311	174	(156)	23	2,352
Right-of-use assets*	1,341	—	—	6	1,347
	$49,140	$193	$(156)	$(986)	$48,191

				Currency
	Opening			translation	Ending
Accumulated depreciation	balance	Additions	Disposals	adjustments	balance
Plants and equipment	$18,854	$2,156	$—	$(445)	$20,565
Office equipment	702	242	(155)	2	791
Right-of-use assets*	713	364	—	5	1,082
	20,269	$2,762	$(155)	$(438)	22,438
Net book value	$28,871				$25,753

* Primarily consisting of office premises.

In 2024, the Group reclassified the subsidiary which owned various plants and equipmenty to assets held for sale.

During the years ended December 31, 2024, 2023 and 2022, no expenditures were recognized in the carrying amounts of items of property, plant and equipment in the course of their construction.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 12. Interests in Resource Properties

The Group’s interests in resource properties as at December 31, 2024 and 2023 comprised the following:

	2024	2023
Iron ore royalty interest	$192,142	$196,634

The movements in the iron ore royalty interest during the year ended December 31, 2024 were as follows:

	Opening		Ending
Costs	balance	Additions	balance
Iron ore royalty interest	$218,203	$—	$218,203

	Opening		Ending
Accumulated depreciation	balance	Additions	balance
Iron ore royalty interest	$21,569	$4,492	$26,061
Net book value	$196,634		$192,142

The movements in the iron ore royalty interest during the year ended December 31, 2023 were as follows:

	Opening		Ending
Costs	balance	Additions	balance
Iron ore royalty interest	$218,203	$—	$218,203

	Opening		Ending
Accumulated depreciation	balance	Additions	balance
Iron ore royalty interest	$16,401	$5,168	$21,569
Net book value	$201,802		$196,634

Iron ore royalty interest

The Group derives revenue from a mining sub-lease on an iron ore mine situated in the Province of Newfoundland and Labrador, Canada. The sub-lease expires in 2055. The iron ore deposit is currently sub-leased to a third-party entity under certain lease agreements which will also expire in 2055. Pursuant and subject to the terms of the lease agreements, the Group collects royalty payments directly from a third-party operator based on a pre-determined formula, with a minimum payment of $3,250 per year.

Management performed assessments on December 31, 2024, 2023 and 2022 utilizing the value-in-use methodology using a pre-tax discount rate of 10.42%, 10.39% and 13.18%, respectively, and concluded that there was no impairment on those dates.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 13. Deferred Income Tax Assets and Liabilities

The tax effect of temporary differences and tax loss carry-forwards that give rise to significant components of the Group’s deferred income tax assets and liabilities are as follows:

As at December 31:	2024	2023
Non-capital tax loss carry-forwards	$12,479	$18,717
Interests in resource properties	(49,246)	(52,364)
Other assets	—	(5,900)
Other liabilities	(3,609)	(9,314)
	$(40,376)	$(48,861)
Presented on the consolidated statements of financial position as follows:
Deferred income tax assets	$11,138	$9,509
Deferred income tax liabilities	(51,514)	(58,370)
Net	$(40,376)	$(48,861)

As at December 31, 2024, the Group had estimated accumulated non-capital losses, which expire in the following countries and regions as follows. Management is of the opinion that not all of these non-capital losses are probable to be utilized in the future.

		Amount for which
		no deferred
		income tax asset
Country / Region	Gross amount	is recognized	Expiration dates
Canada	$10,060	$—	2037‑2042
Germany	603	—	Indefinite
Malta	83,696	56,541	Indefinite
Africa	13,278	—	2031-2037
China	828	—	2026-2029

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 14. Account Payables and Accrued Expenses

As at December 31:	2024	2023
Trade and account payables	$4,455	$2,244
Deposit liabilities	7,443	7,767
Interest payables	725	500
Value-added, goods and services and other taxes (other than income taxes)	2,026	1,353
Compensation	139	159
Contract liabilities under contracts with customers	—	2,088
Lease liabilities	—	311
Due to an affiliate (see Note 24)	—	1,622
	$14,788	$16,044

Trade payables arise from the Group’s day-to-day activities. The Group’s expenses for services and other operational expenses are included in account payables. Generally, these payables and accrual accounts do not bear interest and have a maturity of less than one year.

Contract liabilities under contracts with customers

The movements of contract liabilities under contracts with customers for the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Balance, beginning of the year	$2,149	$1,916
Considerations received	1,668	1,142
Reclassification to profit or loss upon satisfaction of performance obligations	(1,266)	(909)
Reclassification to liabilities related to assets held for sale	(2,551)	—
Balance, end of the year	$—	$2,149

The Group expects to recognize the contract liabilities as revenue upon satisfaction of performance obligations in the following years:

	2024	2023
Year 1 after the year-end (included in current liabilities)	$—	$2,088
Year 2 after the year-end (included in non-current liabilities)	—	61
	$—	$2,149

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 14. Account Payables and Accrued Expenses (continued)

Lease liabilities

The Group recognized the following associated with its lease liabilities for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Interest expense	$3	$20	$28
Expense relating to short-term leases with payments directly charged to profit or loss	376	484	438
Expense relating to leases of low-value assets with payments directly charged to profit or loss	—	9	—
Expense relating to variable lease payments not included in the measurement of lease liabilities	—	—	—
Total cash outflows for leases	792	907	816
Gain on COVID-19-related rent concessions	—	—	(47)
Depreciation charge for right-of-use assets (see Note 11)	360	364	349
Carrying amount of right-of-use assets at the end of the reporting period (see Note 11)	—	265	628

As at December 31, 2024, management does not expect material exposure arising from variable lease payments, extension options and termination options, residual value guarantees and leases not yet commenced to which the Group is committed. The above numbers do not include lease liabilities within assets held for sale.

Future lease payments included in the measurement of the lease liabilities as at the reporting dates are as follows:

Years ended December 31:	December 31, 2024	December 31, 2023
2024	$—	$316
2025	—	3
	$—	$319

Note 15. Bonds Payable

In August 2019, a subsidiary completed a public issue of bonds with an aggregate nominal amount of $36,511 (€25,000), less commissions and issuance costs totalling $1,078 (€738) secured by the Group’s investment property. In 2024, the maturity of the bonds were extended to 2033 and the interest rate was increased to 5.70% per annum. Concurrent with this, the subsidiary wrote off the previously capitalized costs of $336 and the costs associated with the modification, totaling $783, were capitalized.

As at December 31, 2024, the carrying and nominal amounts of the bonds payable were $36,545 (€24,481) and $37,320 (€25,000), respectively.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 15. Bonds Payable (continued)

For the movements of bonds payable in the years ended December 31, 2024, 2023 and 2022, see Note 23.

As at December 31, 2024, the contractual maturities of the bonds payable are as follows:

Years ending December 31:	Principal	Interest	Total
2025	$—	2,127	2,127
2026	—	2,127	2,127
2027	—	2,127	2,127
2028	—	2,127	2,127
2029	—	2,127	2,127
2030	—	2,127	2,127
2031	—	2,127	2,127
2032	—	2,127	2,127
2033	37,320	2,127	39,447

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

The movements of total capital stock for the years ended December 31, 2024 and 2023 were as follows:

	Number	Capital Stock	Additional	Total
	of Shares	at Par Value	Paid-in Capital	Capital Stock
Balance, December 31, 2024 and 2023	14,899,530	$19	$313,070	$313,089

Treasury Stock

As at December 31:	2024	2023
Total number of common shares held as treasury stock	77,279	77,279
Total carrying amount of treasury stock	$2,643	$2,643

All of the Company’s treasury stock is held by the Company itself.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 17. Consolidated Statements of Operations Information

Revenue

The Group’s revenue comprised:

Years ended December 31:	2024	2023	2022
Royalty, goods and products and services	$24,279	$43,330	$52,218
Interest	3,210	3,717	3,712
Dividends	166	146	268
Other, including medical and real estate sectors	7,647	7,751	7,491
Revenue	$35,302	$54,944	$63,689

The revenue of $24,279 from royalty, goods and products and services for the year ended December 31, 2024 comprised royalty revenue of $20,046, energy of $4,171 and fees of $62.

The revenue of $43,330 from royalty, goods and products and services for the year ended December 31, 2023 comprised royalty revenue of $35,234, energy of $6,931 and fees of $1,165.

The revenue of $52,218 from royalty, goods and products and services for the year ended December 31, 2022 comprised royalty revenue of $28,970, energy of $21,555 and fees of $1,693.

Costs and Expenses

The Group’s costs of sales and services comprised:

Years Ended December 31:	2024	2023	2022
Royalty, goods and products and services	$8,532	$12,689	$23,677
Write-down (Reversal of write-down) of inventories	19	(27)	(21)
Net fair value loss (gain) on investment property	(2,005)	59	(96)
Gain on dispositions of subsidiaries, net	(3,646)	—	(264)
Gains on settlements and derecognition of liabilities	—	(1,313)	(69)
Change in fair value of loan payable measured at FVTPL	(1,197)	360	141
Losses on securities, net	218	2,794	2,436
Other, including medical and real estate sectors	5,142	4,512	4,078
Total costs of sales and services	$7,063	$19,074	$29,882

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 17. Consolidated Statements of Operations Information (continued)

The Group’s net gain from dispositions of subsidiaries comprised:

Years Ended December 31:	2024	2023	2022
Net liabilities in excess of considerations received	$(3,646)	$—	$(273)
Reclassification adjustment for the exchange differences upon dispositions of subsidiary	—	—	9
Gain on disposition of subsidiary, net (see Note 27)	$(3,646)	$—	$(264)

The Group included the following items in costs of sales and services:

Years ended December 31:	2024	2023	2022
Inventories as costs of goods sold (including depreciation expenses allocated to costs of goods sold)	$73	$40	$80

The Group’s selling, general and administrative expenses comprised:

Years ended December 31:	2024	2023		2022
Compensation (wages and salaries)	$6,293	$5,418		$4,443
Legal and professional	6,091	7,242		6,983
Accounting	1,765	1,646		885
Consulting and fees	3,693	3,095		6,529
Depreciation and amortization	858	932		784
Office	1,065	804		748
Reimbursement of expenses (net of recovery)	679	886		5,607
Other	4,891	4,159	*	2,501
	$25,335	$24,182		$28,480

* Including expenses of $542 relating to a planned acquisition which was terminated in 2023.

Additional information on the nature of costs and expenses

Years Ended December 31:	2024	2023	2022
Depreciation, depletion and amortization	$7,221	$7,929	$10,699
Employee benefits expenses*	8,044	8,057	7,194
Expenses for defined contribution plans and similar plans	—	227	278
Termination benefits	1,424	—	394

* Employee benefits expenses do not include the directors’ fees of the Company. For directors’ fees, see Note 24.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 18. Share-Based Compensation

The 2017 Equity Incentive Plan, referred to as the “2017 Plan”, was adopted by the Company on July 14, 2017 and subsequently amended in April 2021.

The following table is a summary of the changes in stock options granted under the plans:

	2017 Plan
		Weighted
		average
		exercise
		price
	Number	per share
	of options	(US$)
Outstanding as at January 1, 2022	2,001,822	10.31
Forfeited	(64,746)	11.17
Exercise of stock options (weighted average share price at dates of exercises: US$8.49 per share)	(42,949)	7.44
Outstanding as at December 31, 2022	1,894,127	10.34
Forfeited	(54,150)	10.20
Outstanding as at December 31, 2023	1,839,977	10.35
Exercise of stock options (weighted average share price at dates of exercises: US$7.29 per share)	(13,077)	7.44
Forfeited	(310,780)	10.32
Outstanding as at December 31, 2024	1,516,120	10.44
As at December 31, 2024:
Options exercisable	1,516,120
Options available for granting in future periods	643,335

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2024:

	Options Outstanding and Exercisable
		Weighted average remaining
Exercise Price per Share (US$)	Number	contractual life (in years)
$7.44	296,541	2.92
$11.17	1,219,579	6.33
Total	1,516,120	5.66

The following table summarizes the share-based compensation expenses recognized by the Group in its consolidated statements of operations:

Years ended December 31:	2024	2023	2022
Share-based compensation expenses arising from stock awards granted by the Company	$—	$—	$—

Note 19. Income Taxes

The components of income tax (expense) recovery comprised:

Years ended December 31:	2024	2023	2022
Current taxes	$965	$(3,467)	$(1,350)
Deferred taxes	1,665	1,560	7,557
Resource property revenue taxes	(3,875)	(6,891)	(5,658)
	$(1,245)	$(8,798)	$549

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 19. Income Taxes (continued)

A reconciliation of income (loss) before income taxes to the provision for income taxes in the consolidated statements of operations is as follows:

Years ended December 31:	2024	2023	2022
(Loss) Income before income taxes	$(19,023)	$10,197	$(23,956)
Computed recovery (expense) of income taxes	$—	$(4,355)	$6,383
Decrease (increase) in income taxes resulting from:
Revisions to prior years	(2)	986	(1,064)
Resource property revenue taxes	(2,829)	(5,031)	(4,130)
Capital gains and losses on dispositions, net	29	(145)	(454)
Unrecognized losses in current year	(245)	(121)	(330)
Previously unrecognized deferred income tax assets, net	1,049	2	927
Permanent differences	252	(306)	(1,063)
Other non-taxable income	129	196	326
Other, net	372	(24)	(46)
Income tax (expense) recovery	$(1,245)	$(8,798)	$549

The income tax was computed using the domestic rate in each individual jurisdiction. Scully has a zero tax rate under its tax jurisdiction.

Note 20. (Loss) Earnings Per Share

(Loss) earnings per share data for the years ended December 31, 2024, 2023 and 2022 are summarized as follows:

	2024	2023	2022
Basic (loss) earnings attributable to holders of common shares	$(20,588)	$1,391	$(23,398)
Effect of dilutive securities:	—	—	—
Diluted (loss) earnings	$(20,588)	$1,391	$(23,398)

	Number of Shares
	2024	2023	2022
Weighted average number of common shares outstanding-basic	14,822,251	14,822,251	14,811,118
Effect of dilutive securities:
Options	—	10	—
Weighted average number of common shares outstanding-diluted	14,822,251	14,822,261	14,811,118

	2024	2023	2022
Loss (earnings) per share - basic and diluted	$(1.39)	$0.09	$(1.58)

In 2024, 2023 and 2022, the Group’s potential ordinary shares comprised stock options outstanding.

As at December 31, 2024, 2023 and 2022, there were 1,516,120, 1,839,977, and 1,894,127 stock options outstanding, respectively, that could potentially dilute basic earnings per share in the future, but some or all of them were not included in the calculation of diluted earnings per share because they were antidilutive for the years ended December 31, 2024, 2023 and 2022.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 21. Dividends

On December 31, 2024, a dividend of $0.37 (US$0.26) per common share was declared in U.S. dollars to shareholders of record on January 24, 2025, and was paid on February 21, 2025.

During the year ended December 31, 2023, a dividend of $0.23 (US$0.17) per common share was declared in U.S. dollars on May 19, 2023 to shareholders of record on May 9, 2023.

During the year ended December 31, 2022, dividends of $1.13 were paid to shareholders.

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

The Company, certain subsidiaries, and one of our officers have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the Group. The Group believes that such claim is without merit and intends to defend such claim vigorously.As at December 31, 2024, the claim amounted to approximately $121 million (approximately €81 million), plus interest and costs.

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

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

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

Consolidated cash flows statement – reconciliation of liabilities arising from financing activities

Years ended December 31:	2024	2023	2022
Bonds payable, opening balance	$36,107	$35,538	$35,227
Cash flows	(777)	—	—
Non-cash changes:
Accretion	473	156	140
Cumulative translation adjustments	742	413	171
Bonds payable, ending balance (see Note 15)	$36,545	$36,107	$35,538

Years ended December 31:	2024	2023	2022
Lease liabilities, opening balance	$314	$706	$767
Cash flows	(408)	(414)	(378)
Non-cash changes:
Additions	313	—	295
Accretion	28	20	28
Cumulative translation adjustments	6	2	(6)
Reclassification to asset held for sale	(253)	—	—
Lease liabilities, ending balance (see Note 14)	$—	$314	$706

Non-cash transactions

Non-cash transactions during the year ended December 31, 2024: (i) the maturity of the bonds issued by a subsidiary were extended by seven years to 2033 and the interest rate was increased to 5.70% from 4.00%; (ii) various assets and liabilities associated were classified as held for sale (see Note 4); and (iii) a non-cash gain in connection with the deconsolidation of a subsidiary of $3,646 was realized in other costs of sales and services.

Non-cash transactions during the year ended December 31, 2023: (i) a liability of $818 owing to a former subsidiary was reversed and credited to profit or loss because it was determined not to be payable.

Non-cash transactions during the year ended December 31, 2022: (i) energy assets and liabilities were classified as held for sale (see Note 4).

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

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

The Group had the following transactions with its related parties:

Years ended December 31:	2024	2023	2022
Fee income	$—	$425	$1,191
Interest income	—	79	—
Other income	—	—	462
Dividends received	109	89	198
Royalty expenses	(673)	(778)	(682)
Fee expenses	—	(41)	(2,198)
Reimbursements of expenses, primarily including employee benefits and lease and office expenses	(679)	(886)	(4,914)

From time to time the Company and its subsidiaries have entered into arrangements with a related company to assist in complying with various regulations and requirements. These arrangements are implemented at cost and no economic benefit is received or accrued by the related party. Under these arrangements, as at December 31, 2024, there were balances amounting to $22,394 included in other receivables, which does not include amounts held for sale.

In addition, pursuant to this arrangement, during the year ended December 31, 2024, 2023 and 2022, the Group reimbursed such company $679, $886, and $4,914, respectively, at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

The Group had royalty expenses of $673, $778, and $682, respectively, in the year ended December 31, 2024, 2023 and 2022 that were paid to a company in which it holds a minority interest and that is a subsidiary of the operator of the underlying mine.

Key management personnel

The Group’s key management personnel comprise the members of its board of directors, President, Chief Executive Officer and Chief Financial Officer of the Company. The remuneration of key management personnel of the Group on an accrual basis was as follows:

Years ended December 31:	2024	2023	2022
Short-term employee benefits*	$1,974	$1,760	$1,817
Post-employment benefits	160	148	142
Directors’ fees	399	529	666
Total	$2,533	$2,437	$2,625

*Net of salary and expenses.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 25. Financial Instruments

The fair values of the Group’s financial instruments as at December 31, 2024 and 2023, other than those with carrying amounts that approximate their fair values due to their short-term nature, are summarized as follows:

As at December 31:	2024		2023
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets:
FVTPL:
Equity securities	$—	$—	$5,764	$5,764
Loan receivable	1,183	1,183	1,159	1,159
Debt securities	15,806	15,806	—	—
FVTOCI:
Debt securities	7,681	7,681	10,160	10,160
Amortized cost:
Long-term loan receivable	7,436	7,436	8,619	8,619
Financial Liabilities:
Financial liabilities measured at amortized cost:
Bonds payable	$36,545	$38,626	$36,107	$36,163
FVTPL:
Loan payable	—	—	7,610	7,610

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

The fair values of financial assets measured at FVTPL and FVTOCI are based on quoted market prices (Level 1 fair value hierarchy) or a valuation method with observable inputs (Level 2 fair value hierarchy). For investments in certain specialized debt securities, investment funds and a certain loan receivable, their fair values are based on quoted market prices (Level 1 fair value hierarchy) or a valuation model with inputs that are unobservable (Level 3 fair value hierarchy). Generally, the Group relies on legally protected information to arrive at their valuations and, as a result, is precluded from disclosing individual asset valuations publicly. The carrying amounts of cash and restricted cash, short-term receivables and account payables and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their fair values.

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

The following tables present the Group’s financial instruments measured at fair value in the consolidated statements of financial position classified by level of the fair value hierarchy as at December 31, 2024 and 2023, respectively:

As at December 31, 2024	Level 1	Level 2	Level 3	Total
Financial Assets:
FVTPL:
Equity securities	$—	$—	$—	$—
Loan receivable	—	—	1,183	1,183
Debt securities	—	15,806	—	15,806
FVTOCI:
Debt securities	7,681	—	—	7,681
Total	$7,681	$15,806	$1,183	$24,670

Financial Liabilities:
FVTPL:
Loan payable	$—	$—	$—	$—

As at December 31, 2023	Level 1	Level 2	Level 3	Total
Financial Assets:
FVTPL:
Equity securities	$2,798	$2,966	$—	$5,764
Loan receivable	—	—	1,159	1,159
FVTOCI:
Debt securities	10,160	—	—	10,160
Total	$12,958	$2,966	$1,159	$17,083

Financial Liabilities:
FVTPL:
Loan payable	$—	$—	$7,610	$7,610

As at December 31, 2023, the Group held an investment in a privately held company which was measured at FVTPL. The fair value was determined using discounted cash flows at prevailing market rates of interest for similar instruments with observable inputs (Level 2 fair value hierarchy). This investment was reclassified as an equity method security in 2024.

As at December 31, 2024 and 2023, a subsidiary of the Group which is current classified as held for sale had a loan payable which is non-interest bearing, is without recourse to the Group and has no fixed repayment date. The loan payable was measured at FVTPL at its initial recognition, as permitted under IFRS, on a fair value basis in accordance with a documented investment strategy. The undiscounted contractual amount due out of surplus cash of the subsidiary is $60,535 (US$42,070) and is expected to be repaid in greater than 10 years. As at December 31, 2024, the difference between the carrying amount of the loan payable and the amount the Group would be contractually required to pay at maturity was $53,453. The fair value is determined using a discount rate for similar instruments with unobservable inputs (Level 3 fair value hierarchy), which included the sale price, demand for products, production and labour costs in the future periods. The actual repayment may be significantly different from both the carrying amount and the amount due at maturity. Sensitivity to changes in the discount rate is included under “Interest Rate Risk” in this Note 25.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

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

The nature of the risks that the Group’s financial instruments are subject to as at December 31, 2024 is set out in the following table:

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

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

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

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

The average contractual credit period for trade receivables is 25-45 days and up to 180 days for certain sales.

The maximum credit risk exposure, not including amounts included in assets held for sale, as at December 31, 2024 is as follows:

Cash and restricted cash	$19,246
Debt securities	23,487
Trade and other receivables	49,011
Amounts recognized in the consolidated statement of financial position	91,744
Guarantees	—
Maximum credit risk exposure	$91,744

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

Generally, trade payables are due within 90 days and other payables and accrued expenses are due within one year. As at December 31, 2024, the Group had long-term bonds payable with interest payable annually and repayment of principal due in 2033. The timing of future payments is based on the Group’s historical payment patterns and management’s interpretation of contractual arrangements. The actual cash outflows might occur significantly earlier than indicated in the payment projection or be amounts significantly different from those indicated in the payment projection.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to risks from changes in foreign currency exchange rates, particularly the Euro and U.S. dollar. Currency risk arises principally from future trading transactions, and recognized assets and liabilities. In order to reduce the Group’s exposure to foreign currency risk on material contracts (including intercompany loans) denominated in foreign currencies (other than the functional currencies of the Group companies), the Group may use foreign currency forward contracts and options to protect its financial positions. As at December 31, 2024 and 2023, the Group did not have any foreign currency derivative financial instruments (foreign currency forward contracts and options) outstanding.

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

Sensitivity analysis:

At December 31, 2024, if the U.S. dollar had weakened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2024 would have increased by $219. Conversely, if the U.S. dollar had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2024 would have decreased by $219. The reason for such change is mainly due to certain U.S. dollar denominated financial instrument liabilities (net of assets) held by entities whose functional currencies were not the U.S. dollar. There would have been no material impact arising from financial instruments on other comprehensive income in either case.

At December 31, 2024, if the Euro had weakened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2024 would have increased by $3,166. Conversely, if the Euro had strengthened 10% against the Group companies’ functional currencies with all other variables held constant, net income for the year ended December 31, 2024 would have decreased by $3,166. The reason for such change is mainly due to certain Euro denominated financial instrument liabilities (net of assets) owed by entities whose functional currencies were not the Euro. There would have been no impact arising from financial instruments on other comprehensive income in either case.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term nature. As at December 31, 2024, the Group had long-term bonds payable measured at amortized cost which bear a fixed interest rate.

Sensitivity analysis:

At December 31, 2024, if benchmark interest rates (such as IBORs or prime rates) at that date had been 100 basis points (1.00%) per annum lower with all other variables held constant, net income for the year ended December 31, 2024 would have decreased by $776. Conversely, if the benchmark interest rate had been 100 basis points per annum higher with all other variables held constant, net income for the year ended December 31, 2024 would have increased by $678. The reason for such change is mainly due to the loan payable measured at FVTPL. There would have been no impact arising from financial instruments on the Group’s other comprehensive income in either case.

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

Sensitivity analysis:

At December 31, 2024, if equity prices in general had weakened 10% with all other variables held constant, net income for the year ended December 31, 2024 would have decreased by $274. Conversely, if equity prices in general had strengthened 10% with all other variables held constant, net income for the year ended December 31, 2024 would have increased by $274. There would have been no impact on other comprehensive income in either case.

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

As at December 31, 2024, royalty receivables due from a customer in the Royalty segment (see Note 8) represented 19% of total financial receivables, and receivables due from an affiliate (see Note 8) represented 46% of total financial receivables.

Except as disclosed in the preceding paragraph, at December 31, 2024, there were no customer, company or entity holding financial assets or liabilities exceeding the threshold amounts.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 25. Financial Instruments (continued)

Additional disclosure

In addition to information disclosed elsewhere in these consolidated financial statements, the Group had significant items of income, expense, and gains and losses resulting from financial assets and financial liabilities which were included in profit or loss for the years ended December 31, 2024, 2023 and 2022 as follows:

	2024	2023	2022
Interest income on financial assets not at FVTPL	$3,047	$3,499	$3,512
Interest income on financial assets classified at FVTPL	163	218	200
Total interest income	$3,210	$3,717	$3,712
Interest expense on financial liabilities not at FVTPL	$2,493	$1,640	$1,564
Interest expense on financial liabilities classified at FVTPL	—	—	—
Total interest expense	$2,493	$1,640	$1,564
Dividend income on financial assets at FVTPL	$166	$146	$268
Dividend income on financial assets classified not at FVTPL	—	—	—
Net loss on financial assets at FVTPL	(568)	(2,803)	(2,436)
Loss on loan payable at FVTPL	1,197	(360)	(141)

Note 26. Fair Value Disclosure for Non-financial Assets

The following tables present non-financial assets which are measured at or based on fair value in the consolidated statements of financial position, classified by level of the fair value hierarchy:

Assets measured at fair value on a recurring basis as at December 31, 2024:

	Level 1	Level 2	Level 3
Investment property	$—	$—	$47,661

Assets measured at fair value on a recurring basis as at December 31, 2023:

	Level 1	Level 2	Level 3
Investment property	$—	$—	$31,540

The fair values of investment property are measured using an income approach which includes the following inputs: land value, realized basic rents, operating costs, discount rates and damages and defects (level 3 fair value hierarchy). The valuation approach was consistent for both 2024 and 2023, though in 2024 Real Estate for Sale was reclassified to Investment Property. Both the 2024 and 2023 valuations were performed by an independent external valuator who is an authorized expert for the valuation of developed and undeveloped land in Germany and holds recognized and relevant professional qualifications and has recent experience in the location and category of the investment property being valued.

SCULLY ROYALTY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 and 2022

(Canadian Dollars in Thousands)

Note 27. Significant Subsidiaries

A subsidiary is an entity that is controlled by Scully. The following table shows the Company’s direct and indirect significant subsidiaries as at December 31, 2024. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

	Country of	Proportion of
Subsidiaries	Incorporation	Interest

Merkanti Holding plc.	Malta	99.96%
1178936 B.C. Ltd.	Canada	100%

As at December 31, 2024, the Group controlled entities in which the Group held more than 50% of the voting rights and did not control any entities in which the Group held 50% or less of the voting rights. The Group’s proportional voting interests in the subsidiaries are identical to its proportional beneficial interests except as described above.

As at December 31, 2024, none of the non-controlling interests are material to the Group. As at December 31, 2024, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on Scully’s ability to access or use the assets and settle the liabilities of the Group except for amounts presented as restricted cash. See “Currency Risk” in Note 25.

Note 28. Subsequent Events

There have been no events subsequent to the reporting date that require adjustment to or disclosure in these financial statements.

Note 29. Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors and authorized for issue on April 30, 2025.

ITEM 19:EXHIBITS

Exhibits Required by Form 20-F

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association adopted on July 12, 2017. Incorporated by reference from our Form 6-K dated July 14, 2017.
1.2	Extract of Amendments to the Amended and Restated Articles of Association adopted on May 31, 2019. Incorporated by reference from our Form 6-K dated June 21, 2019.
2.1	Description of Common Shares. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2019 dated May 11, 2020.
4.1	Amended and Restated 2017 Equity Incentive Plan. Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2021.
4.2	Amended and Restated Arrangement Agreement dated June 7, 2017 among MFC Bancorp Ltd., MFC Bancorp Ltd. and MFC 2017 II Ltd. Incorporated by reference from our Form 6-K dated June 14, 2017.
8.1	List of significant subsidiaries of Scully Royalty Ltd. as at December 31, 2024.
11.1	Code of Business Conduct and Ethics and Insider Trading Policy dated December 18, 2021.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of AOGB CPA Limited, independent registered public accounting firm.
23.2	Consent of Smythe LLP, independent registered public accounting firm.
97.1

Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR240.10d-1-Scully Royalty Ltd.-Clawback Policy. Incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001-04192) dated April 29, 2024.

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

Date: April 30, 2025

SCULLY ROYALTY LTD.

/s/ Samuel Morrow
Samuel Morrow
President, Chief Executive Officer
& Chief Financial Officer